Form 20-F
period 2018-12-31
Lloyds Bank plc
filed 2019-07-31
CIK 1167831

As filed with the Securities and Exchange Commission on 31 July 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2018
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-35079

LLOYDS BANK plc

(Exact name of Registrant as Specified in Its Charter)

England

(Jurisdiction of Incorporation or Organization)

25 Gresham Street
London EC2V 7HN
United Kingdom

(Address of Principal Executive Offices)

Kate Cheetham, Company Secretary
Tel +44 (0) 20 7356 2104, Fax +44 (0) 20 7356 1808
25 Gresham Street
London EC2V 7HN
United Kingdom

(Name, telephone, e-mail and/or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
$1,250,000,000 3.5% Senior Notes due 2025	LYG25	The New York Stock Exchange
$1,250,000,000 3.3% Senior Notes due 2021	LYG21A	The New York Stock Exchange
$2,500,000,000 6.375% Senior Notes due 2021	LYG21	The New York Stock Exchange
$1,000,000,000 Floating Rate Senior Notes due 2021	LYG21B	The New York Stock Exchange
$1,000,000,000 2.7% Senior Notes due 2020	LYG20A	The New York Stock Exchange
$1,000,000,000 2.4% Senior Notes due 2020	LYG20	The New York Stock Exchange
$1,000,000,000 2.35% Senior Notes due 2019	LYG19	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

The number of outstanding shares of each of Lloyds Bank plc’s classes of capital or common stock as of 31 December 2018 was:

Ordinary shares, nominal value 1 pound each	1,574,285,751
Preference shares, nominal value 1 pound each	100
Preference shares, nominal value 25 pence each	Nil
Preference shares, nominal value 25 cents each	Nil
Preference shares, nominal value 25 euro cents each	Nil
Preference shares, nominal value 25 yen each	Nil

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐    No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐    No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-Accelerated filer ☒	Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

Yes ☐    No ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements including in this filing:
U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐

If ‘Other’ has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐    No ☒

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

As a wholly-owned subsidiary of Lloyds Banking Group plc, a public company with limited liability incorporated in the United Kingdom and which has its registered office in Scotland, Lloyds Bank plc meets the conditions set forth in General Instructions I(1)(a) and I(1)(b) of Form 10-K, as applied to reports on Form 20-F and is therefore filing its Form 20-F with a reduced disclosure format.

FORM 20-F CROSS REFERENCE SHEET

Form 20-F item number			Page and caption references in this document*
1		Identity of Directors, Senior Management and Advisers	Not applicable
2		Offer Statistics and Expected Timetable	Not applicable
3		Key Information
	A.	Selected financial data	Omitted
	B.	Capitalization and indebtedness	Not applicable
	C.	Reason for the offer and use of proceeds	Not applicable
	D.	Risk factors	93-109
4		Information on the Company
	A.	History and development of the company	Omitted
	B.	Business overview	2-6, 83-85, 111, F-25-F-28
	C.	Organizational structure	111, 77
	D.	Property, plant and equipment	3, F-52-F-53
4A		Unresolved staff comments	Not applicable
5		Operating and Financial Review and Prospects
	A.	Operating results	7-15
	B.	Liquidity and capital resources	Omitted
	C.	Research and development, patents and licenses, etc.	Not applicable
	D.	Trend information	8
	E.	Off-balance sheet arrangements	Omitted
	F.	Tabular disclosure of contractual obligations	Omitted
	G.	Safe harbor	110
6		Directors, Senior Management and Employees
	A.	Directors and senior management	Omitted
	B.	Compensation	Omitted
	C.	Board practices	76-81
	D.	Employees	Omitted
	E.	Share ownership	Omitted
7		Major Shareholders and Related Party Transactions
	A.	Major shareholders	Omitted
	B.	Related party transactions	Omitted
	C.	Interests of experts and counsel	Not applicable
8		Financial Information
	A.	Consolidated statements and other financial information	F-1-F-132
	B.	Significant changes	Not applicable
9		The Offer and Listing
	A.	Offer and listing details	86
	B.	Plan of distribution	Not applicable
	C.	Markets	86
	D.	Selling shareholders	Not applicable
	E.	Dilution	Not applicable
	F.	Expenses of the issue	Not applicable
10		Additional Information
	A.	Share capital	Not applicable
	B.	Memorandum and Articles of Association	87-91
	C.	Material contracts	Not applicable
	D.	Exchange controls	92
	E.	Taxation	92
	F.	Dividends and paying assets	Not applicable
	G.	Statement by experts	Not applicable
	H.	Documents on display	92
	I.	Subsidiary information	111
11		Quantitative and Qualitative Disclosure about Market Risk	16-75

FORM 20-F CROSS REFERENCE SHEET

12		Description of Securities Other than Equity Securities
	A.	Debt Securities	Not applicable
	B.	Warrants and Rights	Not applicable
	C.	Other Securities	Not applicable
	D.	American Depositary Shares	Not applicable
13		Defaults, Dividends Arrearages and Delinquencies	Not applicable
14		Material Modifications to the Rights of Security Holders and Use of Proceeds
15		Controls and Procedures
	A.	Disclosure controls and procedures	82
	B.	Management’s annual report on internal control over financial reporting	82
	C.	Attestation report of the registered public accounting firm	Not applicable
	D.	Changes in internal control over financial reporting	82
16A		Audit Committee Financial Expert	Omitted
16B		Code of Ethics	Omitted
16C		Principal Accountant Fees and Services	81, F-32
16D		Exemptions from the Listing Standards for Audit Committees	Not applicable
16E		Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Not applicable
16F		Change in Registrant’s Certifying Accountant	Not applicable
16G		Corporate Governance	76
17		Financial Statements	See Item 8
18		Financial Statements	See Item 8
19		Exhibits	Exhibit Index

*	Certain items are indicated as omitted as Lloyds Bank plc is a wholly owned subsidiary of Lloyds Banking Group plc, which is a reporting company under the Securities Exchange Act of 1934, and meets the conditions set forth in General Instruction I(1)(a) and (b) of Form 10-K, as applied to annual reports on Form 20-F, and is therefore filing this Form 20-F with a reduced disclosure format.

PRESENTATION OF INFORMATION

In this annual report, references to the ‘Bank’ are to Lloyds Bank plc; references to ‘Lloyds Bank Group’ are to Lloyds Bank plc and its subsidiary and associated undertakings; and references to the ‘consolidated financial statements’ or ‘financial statements’ are to Lloyds Bank consolidated financial statements included in this annual report. References to ‘Lloyds Banking Group’ and ‘Parent Group’ are to Lloyds Banking Group plc, the parent company of Lloyds Bank plc, and its subsidiaries and associated undertakings. References to LBCM are to Lloyds Bank Corporate Markets plc, a fellow subsidiary of Lloyds Banking Group, and its subsidiaries. References to the ‘Financial Conduct Authority’ or ‘FCA’ and to the ‘Prudential Regulation Authority’ or ‘PRA’ are to the United Kingdom (the UK) Financial Conduct Authority and the UK Prudential Regulation Authority. References to the ‘Financial Services Authority’ or ‘FSA’ are to their predecessor organisation, the UK Financial Services Authority.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Lloyds Bank Group publishes its consolidated financial statements expressed in British pounds (‘pounds sterling’, ’sterling’ or ’£’), the lawful currency of the UK. In this annual report, references to ‘pence’ and ‘p’ are to one-hundredth of one pound sterling; references to ‘US dollars’, ‘US$’ or ’$’ are to the lawful currency of the United States (the US); references to ‘cent’ or ‘c’ are to one-hundredth of one US dollar; references to ‘euro’ or ’€’ are to the lawful currency of the member states of the European Union (EU) that have adopted a single currency in accordance with the Treaty establishing the European Communities, as amended by the Treaty of European Union; references to ‘euro cent’ are to one-hundredth of one euro; and references to ‘Japanese yen’, ‘Japanese ¥’ or ’¥’ are to the lawful currency of Japan. Solely for the convenience of the reader, this annual report contains translations of certain pounds sterling amounts into US dollars at specified rates. These translations should not be construed as representations by Lloyds Bank Group that the pounds sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or at any other rate. Unless otherwise stated, the translations of pounds sterling into US dollars have been made at the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the Noon Buying Rate) in effect on 31 December 2018. The Noon Buying Rate on 31 December 2018 differs from certain of the actual rates used in the preparation of the consolidated financial statements, which are expressed in pounds sterling, and therefore US dollar amounts appearing in this annual report may differ significantly from actual US dollar amounts which were translated into pounds sterling in the preparation of the consolidated financial statements in accordance with IFRS.

The information included in the consolidated financial statements presented in this Form 20-F differs from the information provided in Lloyds Bank Group’s UK results for the year ended 31 December 2018. As reported in note 51 on page F-132, an adjusting post balance sheet event that occurred between the signing of the Lloyds Bank Group’s 2018 Annual Report and Accounts and the signing of this Form 20-F resulted in the charge recognised in respect of PPI complaints in this Form 20-F being £649 million greater than that recorded in the Lloyds Bank Group’s UK Annual Report and Accounts. Consequently, the change recognised by the Lloyds Bank Group in its UK basis results for the six-month period ended 30 June 2019 will be £649 million greater than that on a US basis.

1

BUSINESS OVERVIEW

Lloyds Bank Group is a leading provider of financial services to individual and business customers in the UK. At 31 December 2018, total Lloyds Bank Group assets were £593,524 million and Lloyds Bank Group had 64,928 employees (on a full-time equivalent basis). The Lloyds Bank Group reported a profit before tax from its continuing operations for the 12 months to 31 December 2018 of £4,280 million, and its capital ratios at that date were 22.1 per cent for total capital, 18.0 per cent for tier 1 capital and 14.6 per cent for common equity tier 1 capital.

As a result of the requirements of the ring-fencing regulations, the Bank sold its subsidiary, Scottish Widows Group Limited, to its ultimate holding company during 2018. Due to the significance of the Scottish Widows entities they have been classified as discontinued operations for the purposes of the Bank’s consolidated financial reporting. In addition, during 2018 the Bank and its subsidiary, Bank of Scotland plc, sold the elements of their overseas and commercial banking businesses required to be transferred in order to ensure compliance with the ring-fencing legislation to Lloyds Bank Corporate Markets plc and LBG Equity Investments Limited, fellow Lloyds Banking Group undertakings.

Set out below is the Lloyds Bank Group’s summarised income statement for its continuing operations for each of the last three years:

	2018 £m	2017 £m	2016 £m
Net interest income	12,754	12,364	11,194
Other income	4,220	4,988	3,286
Total income	16,974	17,352	14,480
Operating expenses	(11,768)	(11,630)	(11,751)
Trading surplus	5,206	5,722	2,729
Impairment	(926)	(687)	(752)
Profit before tax – continuing operations	4,280	5,035	1,977

Following the transfers of businesses in 2018 referred to above, Lloyds Bank Group’s main business activities are retail and commercial banking and it operates primarily in the UK. Services are offered through a number of well recognised brands including Lloyds Bank, Halifax and Bank of Scotland, and through a range of distribution channels including the largest branch network and digital bank in the UK.

At 31 December 2018, the Lloyds Bank Group’s two primary operating divisions, which are also reporting segments, were: Retail and Commercial Banking. Retail provides current accounts, savings, mortgages, credit cards, motor finance and unsecured loans to personal and business banking customers. Commercial Banking provides lending, transactional banking, working capital management, risk management and debt capital markets services to commercial customers.

Profit before tax is analysed on pages 9 and 10 and the table below shows the results of Lloyds Bank Group’s segments in the last three fiscal years.

	2018 £m	2017 £m	2016 £m
Retail	2,420	2,154	2,518
Commercial Banking	2,120	2,493	2,292
Other	(260)	388	(2,833)
Profit before tax – continuing operations	4,280	5,035	1,977

Lloyds Bank plc was incorporated as a public limited company and registered in England under the UK Companies Act on 20 April 1865 with the registered number 2065. Lloyds Bank plc’s registered office and its principal executive offices in the UK are located at 25 Gresham Street, London EC2V 7HN, United Kingdom, telephone number + 44 (0) 20 7626 1500. Lloyds Bank maintains a website at www.lloydsbank.com.

2

BUSINESS

STRATEGY OF LLOYDS BANK GROUP

The Lloyds Bank Group is a leading provider of financial services to individual and business customers in the UK. The Lloyds Bank Group’s main business activities are retail and commercial banking. Services are provided through a number of well recognised brands including Lloyds Bank, Halifax and Bank of Scotland and through a range of distribution channels, including the largest branch network and digital bank in the UK.

The Lloyds Bank Group strategy is directly aligned to the strategy of its parent, Lloyds Banking Group plc and is focused on creating the best customer experience, becoming simpler and more efficient and delivering sustainable growth.

As the Lloyds Bank Group looks to the future, it sees the external environment evolving rapidly. Changing customer behaviours, the pace of technological evolution and changes in regulation all present opportunities. Given the Lloyds Bank Group’s strong capabilities and the significant progress made in recent years, the Lloyds Bank Group believes that it is in a unique position to compete and win in this environment by developing additional competitive advantages. The Lloyds Bank Group will continue to transform itself to succeed in this digital world and the next phase of its strategy will ensure that the Lloyds Bank Group has the capabilities to deliver future success.

STRATEGIC PRIORITIES

Lloyds Bank Group has the same four strategic priorities as its parent, Lloyds Banking Group plc, focused on the financial needs and behaviours of the customer of the future: further enhancing the customer experience; further digitising the Lloyds Bank Group; maximising capabilities; and transforming ways of working. The Lloyds Bank Group will invest in these strategic initiatives through the plan period (2018 to 2020) and this will drive transformation into a digitised, simple, low risk, customer-focused UK financial services provider.

Delivering a leading customer experience

The Lloyds Bank Group will drive stronger customer relationships through best in class propositions while continuing to provide customers with brilliant servicing and a seamless experience across all channels. This will include:

–	remaining the number 1 digital bank in the UK with open banking functionality;

–	unrivalled reach with UK’s largest branch network serving complex needs; and

–	data-driven and personalised customer propositions.

Digitising the Lloyds Bank Group

The Lloyds Bank Group will deploy new technology to drive additional operational efficiencies that will make banking simpler and easier for customers whilst reducing operating costs, pursuing the following initiatives:

–	deeper end-to-end transformation targeting over 70 per cent of cost base;

–	simplification and progressive modernisation of data and IT infrastructure; and

–	technology enabled productivity improvements across the business.

Maximising the Lloyds Bank Group’s capabilities

The Lloyds Bank Group will deepen customer relationships, grow in targeted segments and better address customers’ banking needs. This will include start-up, small and medium-sized enterprises (SME) and Mid Market net lending growth (more than £6 billion in the plan period).

Transforming ways of working

The Lloyds Bank Group is making its biggest ever investment in people, increasing colleague training and development by 50 per cent to 4.4 million hours per annum and embracing new technology to drive better customer outcomes. The hard work, commitment and expertise of the Lloyds Bank Group’s colleagues has enabled it to deliver to date and the Lloyds Bank Group will further invest in capabilities and agile working practices. The Lloyds Bank Group has already restructured the business and reorganised the leadership team to ensure effective implementation of the new strategy.

BUSINESS AND ACTIVITIES OF LLOYDS BANK GROUP

The Lloyds Bank Group’s activities are organised into two financial reporting segments: Retail and Commercial Banking.

Further information on the Lloyds Bank Group’s segments is set out in note 4 to the financial statements.

MATERIAL CONTRACTS

The Bank and its subsidiaries are party to various contracts in the ordinary course of business.

PROPERTIES

At 31 December 2018, Lloyds Bank Group occupied 1,863 properties in the UK. Of these, 402 were held as freeholds and 1,461 as leasehold. The majority of these properties are retail branches, widely distributed throughout England, Scotland, Wales and Northern Ireland. Other buildings include Lloyds Bank’s head office in the City of London with other customer service and support centres located to suit business needs but clustered largely in eight core geographic conurbations – London, Edinburgh, Glasgow, Midlands (Birmingham), Northwest (Chester and Manchester), West Yorkshire (Halifax and Leeds), South (Brighton and Andover) and Southwest (Bristol and Cardiff).

In addition, there are 113 properties which are either sub-let or vacant. There are also a number of Automated Teller Machine (ATM) units situated throughout the UK, the majority of which are held as leasehold. The Lloyds Bank Group also has business operations elsewhere in the world, primarily holding property on a leasehold basis.

LEGAL ACTIONS AND REGULATORY MATTERS

During the ordinary course of business the Lloyds Bank Group is subject to threatened or actual legal proceedings and regulatory reviews and investigations both in the UK and overseas. Set out below is a summary of the more significant matters.

3

BUSINESS

PAYMENT PROTECTION INSURANCE (PPI) (EXCLUDING MBNA)

The Lloyds Bank Group increased the provision for PPI costs by a further £1,395 million in the year ended 31 December 2018, bringing the total amount provided to £20,026 million.

The charge in 2018 related to a number of factors including higher expected complaint volumes, which have increased as the industry deadline approaches largely driven by increased claims management company activity, and associated administration costs, an increase in average redress per complaint, additional operational costs to deal with potential complaint volatility and continued improvements in data interrogation and the Lloyds Bank Group’s ability to identify valid complaints. The provision is consistent with total expected complaint volumes increasing from 5.4 million to 5.8 million.

At 31 December 2018, a provision of £1,974 million remained unutilised relating to complaints and associated administration costs. Total cash payments were £1,853 million during the year ended 31 December 2018.

Sensitivities

The Lloyds Bank Group estimates that it has sold approximately 16 million PPI policies since 2000. These include policies that were not mis-sold and those that have been successfully claimed upon. Since the commencement of the PPI redress programme in 2011 the Lloyds Bank Group estimates that it has contacted, settled or provided for approximately 54 per cent of the policies sold since 2000.

The total amount provided for PPI represents the Lloyds Bank Group’s best estimate of the likely future cost. However a number of risks and uncertainties remain including with respect to future complaint volumes. The cost could differ from the Lloyds Bank Group’s estimates and the assumptions underpinning them, and could result in a further provision being required. These may also be impacted by any further regulatory changes, the final stages of the Financial Conduct Authority media campaign and Claims Management Company and customer activity, and potential additional remediation arising from the continuous improvement of the Lloyds Bank Group’s operational practices.

Deloitte LLP has been appointed to assist the Official Receiver with the submission of PPI queries to providers to establish whether any mis-sold PPI redress is due to creditors of bankrupts’ estates. The Group has not made any provision in relation to this matter, which will remain under review.

For every additional 1,000 reactive complaints per week from July 2019 through to the industry deadline of the end of August 2019, the Lloyds Bank Group would expect an additional charge of approximately £20 million.

PAYMENT PROTECTION INSURANCE (MBNA)

As announced in December 2016, the Lloyds Bank Group’s exposure is capped at £240 million, which is already provided for, through an indemnity received from Bank of America. MBNA increased its PPI provision by £132 million in the year ended 31 December 2018 but the Lloyds Bank Group’s exposure continues to remain capped at £240 million under the arrangement with Bank of America, notwithstanding this increase by MBNA.

OTHER PROVISIONS FOR LEGAL ACTIONS AND REGULATORY MATTERS

In the course of its business, the Lloyds Bank Group is engaged in discussions with the UK Prudential Regulation Authority, UK Financial Conduct Authority and other UK and overseas regulators and other governmental authorities on a range of matters. The Lloyds Bank Group also receives complaints in connection with its past conduct and claims brought by or on behalf of current and former employees, customers, investors and other third parties and is subject to legal proceedings and other legal actions. Where significant, provisions are held against the costs expected to be incurred in relation to these matters and matters arising from related internal reviews. During the year ended 31 December 2018 the Lloyds Bank Group charged a further £561 million in respect of legal actions and other regulatory matters, and the unutilised balance at 31 December 2018 was £707 million (31 December 2017: £1,084 million). The most significant items are as follows:

ARREARS HANDLING RELATED ACTIVITIES

The Lloyds Bank Group has provided an additional £151 million in the year ended 31 December 2018 for the costs of identifying and rectifying certain arrears management fees and activities, taking the total provided to date to £793 million. The Lloyds Bank Group has put in place a number of actions to improve its handling of customers in these areas and has made good progress in reimbursing arrears fees to impacted customers.

PACKAGED BANK ACCOUNTS

The Lloyds Bank Group has provided a further £45 million in the year ended 31 December 2018 (£245 million was provided in the year ended 31 December 2017) in respect of complaints relating to alleged mis-selling of packaged bank accounts, raising the total amount provided to £795 million. A number of risks and uncertainties remain particularly with respect to future volumes.

HBOS READING – CUSTOMER REVIEW

As at the end of February 2019, the Lloyds Bank Group had completed its compensation assessment for all 71 business customers within the customer review, with more than 96 per cent of these offers accepted. In total, more than £96 million had been offered of which £78 million had been accepted, in addition to £9 million for ex-gratia payments and £5 million for the reimbursements of legal fees.

The review follows the conclusion of a criminal trial in which a number of individuals, including two former HBOS employees, were convicted of conspiracy to corrupt, fraudulent trading and associated money laundering offences which occurred prior to the acquisition of HBOS by the Lloyds Banking Group in 2009. The Lloyds Bank Group has provided a further £15 million in the year ended 31 December 2018 for customer settlements, raising the total amount provided to £115 million and is now nearing the end of the process of paying compensation to the victims of the fraud, including ex-gratia payments and re-imbursements of legal fees.

INTERCHANGE FEES

With respect to multi-lateral interchange fees (MIFs), the Lloyds Banking Group is not directly involved in the ongoing investigations and litigation (as described below) which involve card schemes such as Visa and Mastercard. However, the Lloyds Bank Group is a member/licensee of Visa and Mastercard and other card schemes:

–	The European Commission continues to pursue competition investigations against Mastercard and Visa probing, amongst other things, MIFs paid in respect of cards issued outside the European Economic Area (EEA);

–	Litigation brought by retailers continues in the English Courts against both Visa and Mastercard;

–	Any ultimate impact on the Lloyds Bank Group of the above investigations and litigation against Visa and Mastercard remains uncertain at this time.
4

BUSINESS

Visa Inc completed its acquisition of Visa Europe on 21 June 2016. As part of this transaction, the Lloyds Banking Group and certain other UK banks also entered into a Loss Sharing Agreement (LSA) with Visa Inc, which clarifies the allocation of liabilities between the parties should the litigation referred to above result in Visa Inc being liable for damages payable by Visa Europe. The maximum amount of liability to which the Lloyds Banking Group may be subject under the LSA is capped at the cash consideration which was received by the Lloyds Banking Group at completion. Visa Inc may also have recourse to a general indemnity, previously in place under Visa Europe’s Operating Regulations, for damages claims concerning inter or intra-regional MIF setting activities.

LIBOR AND OTHER TRADING RATES

In July 2014, the Lloyds Banking Group announced that it had reached settlements totalling £217 million (at 30 June 2014 exchange rates) to resolve with UK and US federal authorities legacy issues regarding the manipulation several years ago of Lloyds Banking Group companies’ submissions to the British Bankers’ Association (BBA) London Interbank Offered Rate (LIBOR) and Sterling Repo Rate. The Lloyds Banking Group continues to cooperate with various other government and regulatory authorities, including the Swiss Competition Commission, and a number of US State Attorneys General, in conjunction with their investigations into submissions made by panel members to the bodies that set LIBOR and various other interbank offered rates.

Certain Lloyds Banking Group companies, together with other panel banks, have also been named as defendants in private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US Dollar, Japanese Yen and Sterling LIBOR and the Australian BBSW Reference Rate. Certain of the plaintiffs’ claims, have been dismissed by the US Federal Court for Southern District of New York (subject to appeals).

Certain Lloyds Banking Group companies are also named as defendants (i) in UK based claims; and (ii) in two Dutch class actions, raising LIBOR manipulation allegations. A number of the claims against the Lloyds Banking Group in relation to the alleged mis-sale of interest rate hedging products also include allegations of LIBOR manipulation.

It is currently not possible to predict the scope and ultimate outcome on the Lloyds Banking Group of the various outstanding regulatory investigations not encompassed by the settlements, any private lawsuits or any related challenges to the interpretation or validity of any of the Lloyds Banking Group’s contractual arrangements, including their timing and scale.

TAX AUTHORITIES

The Lloyds Banking Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2013 HM Revenue and Customs (HMRC) informed the Lloyds Banking Group that their interpretation of the UK rules which allow the offset of such losses denies the claim. If HMRC’s position is found to be correct management estimate that this would result in an increase in current tax liabilities of approximately £770 million (including interest) and a reduction in the Lloyds Banking Group’s deferred tax asset of approximately £250 million (overall impact on the Lloyds Bank Group of £910 million). The Lloyds Banking Group does not agree with HMRC’s position and, having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due. There are a number of other open matters on which the Lloyds Bank Group is in discussion with HMRC (including the tax treatment of certain costs arising from the divestment of TSB Banking Group plc), none of which is expected to have a material impact on the financial position of the Lloyds Bank Group.

RESIDENTIAL MORTGAGE REPOSSESSIONS

In August 2014, the Northern Ireland High Court handed down judgment in favour of the borrowers in relation to three residential mortgage test cases concerning certain aspects of the Lloyds Banking Group’s practice with respect to the recalculation of contractual monthly instalments of customers in arrears. The FCA has been actively engaged with the industry in relation to these considerations and has published Guidance on the treatment of customers with mortgage payment shortfalls. The Guidance covers remediation for mortgage customers who may have been affected by the way firms calculate these customers’ monthly mortgage instalments. The Lloyds Banking Group is implementing the Guidance.

MORTGAGE ARREARS HANDLING ACTIVITIES – FCA INVESTIGATION

On 26 May 2016, the Lloyds Banking Group was informed that an enforcement team at the FCA had commenced an investigation in connection with the Lloyds Banking Group’s mortgage arrears handling activities. This investigation is ongoing and the Lloyds Banking Group continues to cooperate with the FCA. It is not currently possible to make a reliable assessment of any liability that may result from the investigation including any financial penalty or public censure.

HBOS READING – FCA INVESTIGATION

On 21 June 2019, the FCA announced the outcome of its investigation into Bank of Scotland plc’s disclosures in the period between 3 May 2007 and 16 January 2009 regarding the Impaired Assets Office for London and the South East, based in Reading. Lloyds Banking Group accepted the findings, and agreed to pay a fine of £45.5 million.

The FCA’s investigation related to the period prior to the acquisition of HBOS by Lloyds Banking Group. While Bank of Scotland plc referred to the FCA its suspicions that a fraud may have taken place during the period in question, the FCA determined that Bank of Scotland plc ‘failed to be open and cooperative and failed to disclose information appropriately’ about those suspicions. The FCA judged these failures were ‘not intentional’.

Lloyds Banking Group co-operated fully throughout the enforcement investigation, which was initially launched in 2010 before being paused between 2013 and 2017 to avoid prejudicing the criminal investigation by Thames Valley Police.

CONTINGENT LIABILITIES RELATING TO OTHER LEGAL ACTIONS AND REGULATORY MATTERS

In addition, during the ordinary course of business the Lloyds Bank Group is subject to other complaints and threatened or actual legal proceedings (including class or group action claims) brought by or on behalf of current or former employees, customers, investors or other third parties, as well as legal and regulatory reviews, challenges, investigations and enforcement actions, both in the UK and overseas. All such material matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Lloyds Bank Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management’s best estimate of the amount required at the relevant balance sheet date. In some cases it will not be possible to form a view, for example because the facts are unclear or because further time is needed properly to assess the merits of the case, and no provisions are held in relation to such matters. In these circumstances, specific disclosure in relation to a contingent liability will be made where material. However the Lloyds Bank Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows.

BUSINESS

RECENT DEVELOPMENTS

EFFECTIVE DATE OF RETIREMENT OF GEORGE CULMER AND APPOINTMENT OF WILLIAM CHALMERS

Lloyds Banking Group announced on 25 October 2018 that George Culmer, Chief Financial Officer, would retire from the Lloyds Banking Group in the third quarter of 2019. Further to that announcement, on 15 February 2019, the Lloyds Banking Group announced George would be succeeded, as Executive Director and Chief Financial Officer, by William Chalmers, subject to regulatory approval. Lloyds Banking Group confirmed on 6 June 2019 that George will retire from, and William will be appointed to, the Lloyds Banking Group Board on 1 August 2019.

George Culmer will be replaced by William Chalmers as Chief Financial Officer of the Bank on the same date.

CONSOLIDATED FINANCIAL STATEMENTS SET OUT IN THE GROUP’S ANNUAL REPORT AND ACCOUNTS

The audited consolidated financial statements set forth in the Lloyds Bank Group’s Annual Report and Accounts were published on 15 March 2019. As discussed in greater detail in note 51 on page F-132 of the audited consolidated financial statements included in this Lloyds Bank Annual Report on Form 20-F (which include the impact of adjusting post balance sheet events up to the date hereof), in light of recent experience of the volume of complaints received, the Group has increased its provision in relation to the sale of payment protection insurance by an additional £649 million, bringing the total charge for the year ended 31 December 2018 to £1,395 million.

RESULTS FOR THE HALF-YEAR TO 30 JUNE 2019

See the Lloyds Bank Group’s Form 6-K relating to its results for the half-year to 30 June 2019 to be filed with the Securities and Exchange Commission on 31 July 2019.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The results discussed below are not necessarily indicative of Lloyds Bank Group’s results in future periods. The following information contains certain forward looking statements. For a discussion of certain cautionary statements relating to forward looking statements, see Forward looking statements.

The following discussion is based on and should be read in conjunction with the consolidated financial statements and the related notes thereto included elsewhere in this annual report. For a discussion of the accounting policies used in the preparation of the consolidated financial statements, see Accounting policies in note 2 to the financial statements.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW AND TREND INFORMATION

ECONOMY

Highlights

Given Lloyds Bank Group’s UK focus, its prospects are closely linked to the fortunes of the UK economy.
The economy faces significant uncertainty around the UK’s departure from the EU. That uncertainty has been prolonged by the extension of the Article 50 negotiation beyond the original timetable of 29 March 2019. However, it remains the Lloyds Bank Group’s expectation that the UK will leave the EU in an orderly fashion, enabling the economy to grow in 2019.
Our low risk business model and focus on efficiency position us well irrespective of macro conditions, but if the UK economy were to see significant sustained deterioration this is likely to impact Lloyds Bank Group performance.

Overview

Lloyds Bank Group’s prospects are closely aligned to the outlook for the UK economy. In the period following the decision to leave the EU, the economy has been resilient. Growth has slowed only slightly below its trend rate, the unemployment rate has continued to fall to a 43 year low, and property prices have continued to rise slowly. This resilience is expected to continue in 2019 barring any sudden shocks to business or consumer confidence particularly in connection with the UK’s exit from the EU.

Market dynamics

Households’ spending power has been improving in recent months as pay growth has begun to pick up and outpace inflation, which is falling back towards the medium term target of 2 per cent. Inflation adjusted pay is now slightly above its previous peak in early 2016. This improvement is expected to continue through 2019, supported by a reduction in planned fiscal tightening announced in the UK 2018 Budget in November and the end of the cap to public sector pay growth. The improvement in spending power should help support growth in consumer spending and borrowing, whilst also increasing growth in households’ savings.

The UK housing market has been broadly flat in 2018 in aggregate, although weakness has been centred around London and the South East where high prices are constraining affordability. Improved households’ spending power should support the housing market in 2019, countering the impact on households’ confidence of elevated uncertainty for the wider economic outlook.

Operational impacts of the UK’s exit from the EU present risks for some of our customers’ businesses. With the future trading arrangements between the UK and EU unlikely to become finalised for a few years, businesses’ investment decisions are more difficult and postponement of investment may weigh on future growth capacity of the economy. Uncertainty is also challenging the UK’s attractiveness to foreign investors, although many qualities that have attracted investors in the past remain.

More widely, the global economy is transitioning away from the exceptionally low interest rates in place in most advanced economies since the financial crisis. This process will not always be constant, with different countries at different stages of their economic cycle, and unwinding of ‘quantitative easing’ may increase volatility in financial markets.

Barring sudden shocks stemming from these challenges, the UK economy is expected to grow through 2019 to 2021 at a pace similar to 2018. The unemployment rate is expected to rise only a little from its current 43 year low, and further mild increases in house prices are expected. The Bank Rate is expected to rise only slowly, as the uncertainty drag on the economy fades. Growth in many of Lloyds Bank Group’s markets is expected to pick up, although the consumer credit market should continue to slow after its strong growth through 2014 to 2017. Impairments are expected to increase in 2019 as Lloyds Bank Group continues to see lower write-backs and recoveries but remain at relatively low levels.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates.

The accounting policies that are deemed critical to the Lloyds Bank Group’s results and financial position, based upon materiality and significant judgements and estimates, are set out in note 3 to the financial statements.

FUTURE ACCOUNTING DEVELOPMENTS

Future developments in relation to the Lloyds Bank Group’s reporting are discussed in note 52 to the financial statements.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RESULTS OF OPERATIONS – 2018, 2017 AND 2016

SUMMARY
	2018 £m	2017 £m	2016 £m
Net interest income	12,754	12,364	11,194
Other income	4,220	4,988	3,286
Total income	16,974	17,352	14,480
Operating expenses	(11,768)	(11,630)	(11,751)
Trading surplus	5,206	5,722	2,729
Impairment[1]	(926)	(687)	(752)
Profit before tax	4,280	5,035	1,977
Tax expense	(1,451)	(1,602)	(947)
Profit after tax – continuing operations	2,829	3,433	1,030
Profit after tax – discontinued operations	1,314	796	173
Profit for the year	4,143	4,229	1,203

Profit attributable to ordinary shareholders	3,833	3,866	983
Profit attributable to other equity holders[2]	275	273	119
Profit attributable to equity holders	4,108	4,139	1,102
Profit attributable to non-controlling interests	35	90	101
Profit for the year	4,143	4,229	1,203

1	Lloyds Bank Group has adopted IFRS 9 with effect from 1 January 2018 and, in accordance with the transition requirements of IFRS 9, comparatives have not been restated.

2	The profit after tax attributable to other equity holders of £275 million (2017: £273 million; 2016: £119 million) is partly offset in reserves by a tax credit attributable to ordinary shareholders of £74 million (2017: £74 million; 2016: £33 million).

INCOME STATEMENT COMMENTARY

2018 COMPARED WITH 2017

As a result of the requirements of the ring-fencing regulations, the Bank sold its subsidiary, Scottish Widows Group Limited, to its ultimate holding company during 2018; due to the significance of the Scottish Widows entities they have been classified as discontinued operations for the purposes of the Bank’s consolidated financial reporting. In addition, the Bank and its subsidiary, Bank of Scotland plc, sold the element of their overseas and commercial banking businesses required to be transferred in order to ensure compliance with the ring-fencing legislation to Lloyds Bank Corporate Markets plc, a fellow Lloyds Banking Group undertaking.

During the year ended 31 December 2018, the Lloyds Bank Group recorded a profit before tax from its continuing operations of £4,280 million, a reduction of £755 million, or 15 per cent, compared with £5,035 million in 2017. The Lloyds Bank Group profit before tax for the year ended 31 December 2018 included a profit before tax of £2,420 million from its Retail division, a 12 per cent increase on the Retail division’s profit of £2,154 million in 2017, and a profit before tax of £2,120 million from its Commercial Banking division, a 15 per cent decrease from the Commercial Banking division’s profit of £2,493 million in 2017.

Lloyds Bank Group total income decreased by £378 million, or 2 per cent, to £16,974 million compared with £17,352 million in 2017; a £390 million increase in net interest income was more than offset by a decrease of £768 million in other income.

Net interest income was £12,754 million in the year ended 31 December 2018, an increase of £390 million, or 3 per cent compared to £12,364 million in 2017, despite a fall in average interest-earning assets, as a result of margin improvements due to the benefit from the acquisition of MBNA Limited (MBNA) and lower deposit costs, more than offsetting continued asset pricing pressure.

Other income was £768 million, or 15 per cent, lower at £4,220 million in the year ended 31 December 2018 compared to £4,988 million in 2017. Net fee and commission income was £493 million, or 28 per cent, lower at £1,269 million in the year ended 31 December 2018 compared to £1,762 million in 2017, in part due to a lower level of current account fees as a result of changes to overdraft charging, which took effect in November 2017, reduced corporate fee income following the transfer of some activities to Lloyds Bank Corporate Markets during the year and also a renegotiation of fee arrangements for the sale of insurance products through the branch network. Net trading income, which is inherently volatile, was £365 million lower at £408 million in the year ended 31 December 2018 compared to £773 million in 2017. Other operating income was £90 million, or 4 per cent, higher at £2,543 million in the year ended 31 December 2018 compared to £2,453 million in 2017, an increased level of recharges to other Lloyds Banking Group entities, following the restructuring in the year, has more than offset a loss of £105 million on the sale of the Lloyds Bank Group’s Irish residential mortgage portfolio and the non-repetition of a gain of £146 million on the sale of the Lloyds Bank Group’s investment in Vocalink in 2017.

Operating expenses increased by £138 million, or 1 per cent, to £11,768 million in the year ended 31 December 2018 compared with £11,630 million in the year ended 31 December 2017. There was a £166 million reduction in regulatory provisions offset by a £304 million increase in other operating expenses. The charge in respect of regulatory provisions was £1,956 million compared to £2,122 million in 2017 and comprised a charge of £1,395 million in respect of payment protection insurance and £561 million in respect of other conduct issues. Other operating expenses were £304 million, or 3 per cent, higher at £9,812 million in the year ended 31 December 2018 compared to £9,508 million in 2017 reflecting the acquisition of MBNA in mid-2017 and increased restructuring costs.

Credit quality across the portfolio remains strong. Impairment losses increased by £239 million, or 35 per cent, to £926 million compared with £687 million in 2017, reflecting the expected lower releases and write-backs and the acquisition of MBNA.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

In 2018, Lloyds Bank Group’s continuing operations recorded a tax expense of £1,451 million compared to a tax expense of £1,602 million in 2017, an effective tax rate of 34 per cent, compared to the standard UK corporation tax rate of 19 per cent, principally as a result of the banking surcharge and restrictions on the deductibility of conduct provisions.

The Bank sold the Scottish Widows Group to its ultimate holding company, Lloyds Banking Group plc, at the beginning of May 2018 and so the results of discontinued operations reflect four months of trading compared to a full year in 2017; a trading surplus of £370 million compared to £943 million for the year ended 31 December 2017. The Lloyds Bank Group realised a profit of £1,010 million on the sale of Scottish Widows Group, which is reported as part of discontinued operations.

2017 COMPARED WITH 2016

During the year ended 31 December 2017, the Lloyds Bank Group recorded a profit before tax from its continuing operations of £5,035 million compared with a profit before tax in 2016 of £1,977 million. The results in 2016 were particularly impacted by losses of £2,019 million relating to the restructuring of Lloyds Bank Group’s debt capital. In addition, on 1 June 2017, following the receipt of competition and regulatory approval, the Lloyds Bank Group acquired 100 per cent of the ordinary share capital of MBNA, which together with its subsidiaries undertakes a UK consumer credit card business; MBNA has therefore been fully consolidated into the Lloyds Bank Group’s results from that date.

The Lloyds Bank Group profit before tax for the year ended 31 December 2017 included a profit before tax of £2,154 million from its Retail division, a 14 per cent decrease on the Retail division’s profit of £2,518 million in 2016, and a profit before tax of £2,493 million from its Commercial Banking division, a 9 per cent increase on the Commercial Banking division’s profit of £2,292 million in 2016.

Lloyds Bank Group total income increased by £2,872 million, or 20 per cent, to £17,352 million in 2017 compared with £14,480 million in 2016, comprising a £1,170 million increase in net interest income together with an increase of £1,702 million in other income.

Net interest income was £12,364 million in 2017, an increase of £1,170 million, or 10 per cent compared to £11,194 million in 2016 driven by an improved net interest margin. Average interest-earning assets fell as a result of decreases in average UK mortgage balances and lending to global corporates, more than offsetting the impact of the acquisition of MBNA. However, the net interest margin improved as a result of lower deposit and wholesale funding costs and a positive impact from the acquisition of the higher margin MBNA business, although there was continuing pressure on asset margins.

Other income was £1,702 million, or 52 per cent, higher at £4,988 million compared to £3,286 million in 2016, reflecting the losses from restructuring the Lloyds Bank Group’s debt capital of £2,019 million in 2016. Fee and commission income was £58 million, or 2 per cent, lower at £2,786 million compared to £2,844 million in 2016 as increased levels of card fees, reflecting both the acquisition of MBNA and higher levels of card usage, were more than offset by lower current account fees, reflecting reduced volumes of added-value accounts and changes in pricing structure, and lower levels of other fees receivable. Fee and commission expense increased by £81 million, or 9 per cent, to £1,024 million compared with £943 million in 2016. Net trading income decreased by £169 million, or 18 per cent, to £773 million in 2017 compared to £942 million in 2016; this decrease reflected the change in fair value of interest rate derivatives and foreign exchange hedges in the banking book not mitigated through hedge accounting.

Operating expenses decreased by £121 million, or 1 per cent to £11,630 million in 2017 compared with £11,751 million in 2016; reflecting a £149 million reduction in charges for redress payments to customers in respect of PPI and other conduct related matters from £2,271 million in 2016 to £2,122 million in 2017. Excluding these charges from both years, operating expenses were £28 million higher at £9,508 million in 2017 compared to £9,480 million in 2016 as the acquisition of MBNA has more than offset the impact of underlying cost reductions. Staff costs were £210 million, or 5 per cent lower at £4,418 million in 2017 compared with £4,628 million in 2016; increases in pension charges were more than offset by headcount related reductions in salaries and lower levels of severance costs. Premises and equipment costs were £23 million or 3 per cent, higher at £690 million in 2017 compared with £667 million in 2016. Other expenses were £215 million, or 11 per cent, higher at £2,100 million in 2017 compared with £1,885 million in 2016 reflecting the acquisition of MBNA, increased project costs and costs relating to regulatory developments such as ring-fencing.

Impairment losses decreased by £65 million, or 9 per cent, to £687 million in 2017 compared with £752 million in 2016; in 2016 there was an impairment charge of £173 million in respect of certain equity investments which was not repeated in 2017. Impairment losses in respect of loans and advances to customers were £104 million, or 18 per cent, higher at £696 million in 2017 compared with £592 million in 2016. This includes a charge of £118 million in the MBNA business since acquisition and there were lower levels of releases and write backs than in 2016. There was a credit of £9 million in respect of undrawn commitments in 2017, compared to a credit of £13 million in 2016.

In 2017, Lloyds Bank Group’s continuing operations recorded a tax expense of £1,602 million compared to a tax expense of £947 million in 2016, an effective tax rate of 32 per cent, compared to the standard UK corporation tax rate of 19.25 per cent, principally as a result of the banking surcharge and restrictions on the deductibility of conduct provisions.

During the year ended 31 December 2017, the Lloyds Bank Group’s discontinued operations recorded a profit before tax of £943 million compared with a profit before tax in 2016 of £579 million; profit after tax in 2016 was £173 million as the tax expense on discontinued operations of £406 million included the effect of a £231 million write down of the policyholder deferred tax asset held within the life business, reflecting the utilisation estimate which was restricted by the economic environment at the time.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

BALANCE SHEET AND CAPITAL COMMENTARY
	31 December 2018 £m	1 January 2018[1] £m	31 December 2017 £m	31 December 2016 £m
Assets
Cash and balances at central banks	40,213	58,521	58,521	47,452
Financial assets at fair value through profit or loss	23,256	49,164	45,608	51,198
Derivative financial instruments	11,293	23,792	24,152	33,859
Loans and advances to banks	3,692	4,183	4,274	5,583
Loans and advances to customers	464,044	460,955	465,555	451,282
Debt securities	5,095	3,308	3,637	3,397
Due from fellow Lloyds Banking Group undertakings	1,878	6,195	6,195	5,624
Financial assets at amortised cost	474,709	474,641	479,661	465,886
Financial assets at fair value through other comprehensive income	24,368	42,535
Available-for-sale financial assets			41,717	56,524
Assets of held-for-sale disposal group	–	154,007	154,227	158,194
Other assets	19,685	19,443	19,144	17,814
Total assets	593,524	822,103	823,030	830,927

Liabilities
Deposits from banks	26,263	28,888	28,888	15,690
Customer deposits	391,251	418,124	418,124	415,460
Due to fellow Lloyds Banking Group undertakings	19,663	13,237	13,237	5,444
Financial liabilities at fair value through profit or loss	17,730	50,932	50,874	54,504
Derivative financial instruments	10,911	24,699	24,699	33,896
Debt securities in issue	64,533	61,817	61,865	74,733
Liabilities of held-for-sale disposal group	–	146,515	146,518	150,938
Subordinated liabilities	12,745	14,782	14,782	17,258
Other liabilities	10,678	13,106	12,849	12,753
Total liabilities	553,774	772,100	771,836	780,676
Shareholders’ equity	36,460	46,407	47,598	46,289
Other equity instruments	3,217	3,217	3,217	3,217
Non-controlling interests	73	379	379	745
Total equity	39,750	50,003	51,194	50,251
Total equity and liabilities	593,524	822,103	823,030	830,927

1	On 1 January 2018 the Group implemented IFRS 9 ‘Financial Instruments’; as permitted by IFRS 9, comparative information for previous periods has not been restated.

2018 COMPARED TO 2017

Total assets were £228,579 million, or 28 per cent, lower at £593,524 million at 31 December 2018 compared to £822,103 million at 1 January 2018, principally due to the sale of the Lloyds Bank Group’s insurance activities, which accounted for £154,007 million of this reduction. Loans and advances to customers increased in the year by £3,089 million, or 1 per cent, to £464,044 million, compared to £460,955 million at 1 January 2018. A £19,047 million increase in holdings of reverse repurchase agreement balances, as part of a rebalancing of the Lloyds Bank Group’s liquid asset portfolio, and continued growth in targeted segments such as SME and motor finance have more than offset the transfer of lending assets to Lloyds Bank Corporate Markets and a reduction of some £4 billion following the sale of the Lloyds Bank Group’s Irish residential mortgage portfolio; the open mortgage book was broadly flat reflecting continued focus on margin in a highly competitive market environment. Cash and balances at central banks were £18,308 million, or 31 per cent, lower at £40,213 million compared to £58,521 million at 31 December 2017 as reverse repurchase agreements became a more attractive option for the placement of surplus funds. Financial assets at fair value through profit or loss were £22,352 million, or 49 per cent, lower at £23,256 million compared to £45,608 million at 31 December 2017 reflecting the transfer of assets to Lloyds Bank Corporate Markets and the run-down of the Lloyds Bank Group’s trading portfolio. Financial assets held at fair value through other comprehensive income have reduced by £18,167 million since the start of 2018 following sales of some of the Lloyds Bank Group’s gilt holdings, as part of the rebalancing of the Lloyds Bank Group’s liquid asset portfolio.

Customer deposits were £26,873 million, or 6 per cent, lower at £391,251 million at 31 December 2018 compared to £418,124 million at 31 December 2017 as a result of the transfer of the Lloyds Bank Group’s offshore business to Lloyds Bank Corporate Market; an £820 million reduction in repurchase agreement balances and maturing retail savings products have largely offset growth in current account balances. Financial liabilities at fair value through profit or loss were £33,144 million lower at £17,730 million at 31 December 2018 compared to £50,874 million at 31 December 2017 following reductions in trading book repurchase agreements.

Total equity has decreased by £11,444 million, or 22 per cent, from £51,194 million at 31 December 2017 to £39,750 million at 31 December 2018, principally due to a reduction of £1,191 million on adoption of IFRS 9 and IFRS 15 on 1 January 2018 and dividends and capital repayments totalling £13,997 million as part of a Lloyds Banking Group-wide capital restructuring in preparation for the implementation of the ring-fencing regime.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Lloyds Bank Group’s common equity tier 1 capital ratio reduced by 1.2 per cent to 14.6 per cent from 15.8 per cent at 31 December 2017, predominantly reflecting the net impact of ring-fencing related restructuring activities on capital resources and risk-weighted assets during the period, including the sale of the insurance business and the transfer of assets and liabilities of non ring-fenced portfolios and businesses. In addition common equity tier 1 capital reduced as a result of the charge for payment protection insurance, the payment of the 2018 interim dividend, the accrual for the 2018 full year ordinary dividend, the increase in the defined benefit pension scheme surplus deduction, other reserve movements and an increase in intangible assets which are deducted from capital. This was partially offset by profits generated during the year and the receipt of dividends paid by the Insurance business in February 2018. Excess expected losses reduced to nil as a result of the partial absorption of the increase in impairment provisions following the adoption of IFRS 9 on 1 January 2018, which was in turn offset by the impact on retained earnings (net of transitional relief).

The tier 1 capital ratio reduced to 18.0 per cent (31 December 2017: 18.3 per cent) reflecting the reduction in common equity tier 1 capital and the annual reduction in the transitional limit applied to grandfathered AT1 capital instruments, partially offset by the reduction in risk-weighted assets and the removal of the deduction for significant investments. The total capital ratio increased to 22.1 per cent (31 December 2017: 21.5 per cent), largely reflecting the reduction in risk-weighted assets and the removal of the deduction for significant investments, partially offset by the reduction in common equity tier 1 capital.

Risk-weighted assets reduced by £31,637 million, or 15 per cent, to £174,391 million at 31 December 2018, compared to £206,028 million at 31 December 2017, largely reflecting the impact of the ring-fencing related restructuring transactions.

2017 COMPARED TO 2016

Total assets were £7,897 million, or 1 per cent, lower at £823,030 million at 31 December 2017 compared to £830,927 million at 31 December 2016. Derivative assets were £9,707 million, or 29 per cent, lower at £24,152 million at 31 December 2017 compared to £33,859 million at 31 December 2016, largely as a result of exchange rate movements. Available-for-sale financial assets were also lower, reducing by £14,807 million, or 26 per cent, to £41,717 million at 31 December 2017 compared to £56,524 million at 31 December 2016 reflecting reductions in the Lloyds Bank Group’s holdings of UK government securities. This offset growth in loans and advances to customers which were £14,273 million, or 3 per cent, higher at £465,555 million at 31 December 2017 compared to £451,282 million at 31 December 2016; the addition of £8,144 million of lending following the acquisition of MBNA and an £8,528 million increase in reverse repurchase agreement balances together with the impact of the reacquisition of a portfolio of mortgages from TSB and growth in consumer finance and SME lending have more than offset reductions in the larger corporate sector, as the Lloyds Bank Group focuses on optimising capital and returns, and in closed mortgage books.

Total liabilities were £8,840 million, or 1 per cent, lower at £771,836 million at 31 December 2017 compared to £780,676 million at 31 December 2016. Derivative liabilities were £9,197 million, or 27 per cent, lower at £24,699 million at 31 December 2017 compared to £33,896 million at 31 December 2016, largely as a result of exchange rate movements. Debt securities in issue were £12,868 million, or 17 per cent, lower at £61,865 million at 31 December 2017 compared to £74,733 million at 31 December 2016 following maturities of some tranches of medium-term notes, securitisation notes and covered bonds. Subordinated liabilities were £2,476 million, or 14 per cent, lower at £14,782 million at 31 December 2017 compared to £17,258 million at 31 December 2016 reflecting redemptions in the year. This offset growth in deposits from banks which were £13,198 million, or 84 per cent, higher at £28,888 million at 31 December 2017 compared to £15,690 million at 31 December 2016 as a result of an increase of £15,896 million in repurchase agreements, used as a cost effective form of funding. Customer deposits were £2,664 million, or 1 per cent, higher at £418,124 million compared to £415,460 million at 31 December 2016 as reductions in non-relationship deposit balances were more than offset by strong inflows from Commercial clients.

Total equity was £943 million, or 2 per cent, higher at £51,194 million at 31 December 2017 compared to £50,251 million at 31 December 2016 as retained profits for the year more than offset the Lloyds Bank Group’s dividend payments, distributions on its other equity instruments and other reserve movements.

The Lloyds Bank Group’s common equity tier 1 capital ratio increased by 0.7 per cent to 15.8 per cent from 15.1 per cent at 31 December 2016, reflecting a combination of profit generation, the receipt of dividends paid by the insurance business during the year and a reduction in the deferred tax asset deducted from capital, partially offset by the accrual for foreseeable dividends in respect of 2017 earnings, movements in the defined benefit pension schemes and an increase in the deduction for goodwill and other intangible assets, largely in relation to the acquisition of MBNA. The tier 1 capital ratio increased by 0.6 per cent to 18.3 per cent from 17.7 per cent at 31 December 2016 primarily reflecting the reduction in risk-weighted assets, partially offset by the annual reduction in the transitional limit applied to grandfathered AT1 capital instruments. The total capital ratio increased by 0.3 per cent to 21.5 per cent from 21.2 per cent at 31 December 2016, largely reflecting the reduction in risk-weighted assets and significant investments, partially offset by amortisation and foreign exchange movements on tier 2 instruments.

Risk-weighted assets reduced by £10,155 million, or 4.7 per cent, to £206,028 million at 31 December 2017, compared to £216,183 million at 31 December 2016, largely reflecting the internal transfer of the private equity investment business and other equity portfolios to the new equity investment group under the parent company as part of ring-fencing related restructuring activities, updates made to both mortgage and unsecured retail IRB models, continued active portfolio management, foreign exchange movements, disposals and capital efficient securitisation activity, partly offset by the acquisition of MBNA and targeted growth in key customer segments.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

AVERAGE BALANCE SHEET AND NET INTEREST INCOME – CONTINUING OPERATIONS

	2018			2017			2016
	Average balance £m	Interest income £m	Yield %	Average balance £m	Interest income £m	Yield %	Average balance £m	Interest income £m	Yield %
Assets
Financial assets at amortised cost:
Loans and advances to banks	60,692	462	0.76	61,511	253	0.41	68,827	243	0.35
Loans and advances to customers	466,560	15,049	3.23	458,125	14,554	3.18	457,622	15,344	3.35
Debt securities	4,111	66	1.61	3,330	66	1.98	3,797	90	2.37
Held-to-maturity investments				–	–	–	16,003	231	1.44
Financial assets at fair value through other comprehensive income	32,206	639	1.98
Available-for-sale financial assets				49,955	980	1.96	40,602	763	1.88
Total interest-earning assets of banking book	563,569	16,216	2.88	572,921	15,853	2.77	586,851	16,671	2.84
Total interest-earning financial assets at fair value through profit or loss	34,759	434	1.25	48,542	505	1.04	50,365	307	0.61
Total interest-earning assets	598,328	16,650	2.78	621,463	16,358	2.63	637,216	16,978	2.66
Allowance for impairment losses on financial assets held at amortised cost	(2,994)			(2,159)			(2,536)
Non-interest earning assets	38,986			50,077			52,643
Total average assets and interest income	634,320	16,650	2.62	669,381	16,358	2.44	687,323	16,978	2.47

	2018			2017			2016
	Average interest earning assets £m	Net interest income £m	Net interest margin %	Average interest earning assets £m	Net interest income £m	Net interest margin %	Average interest earning assets £m	Net interest income £m	Net interest margin %
Average interest-earning assets and net interest income:
Banking business	563,569	12,754	2.26	572,921	12,364	2.16	586,851	11,194	1.91
Trading securities and other financial assets at fair value through profit or loss	34,759	(63)	(0.18)	48,542	27	0.06	50,365	(227)	(0.45)
	598,328	12,691	2.12	621,463	12,391	1.99	637,216	10,967	1.72
13

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	2018			2017			2016
	Average balance £m	Interest expense £m	Cost %	Average balance £m	Interest expense £m	Cost %	Average balance £m	Interest expense £m	Cost %
Liabilities and shareholders’ funds
Deposits by banks	5,973	81	1.36	6,758	80	1.18	9,792	68	0.69
Customer deposits	331,047	1,998	0.60	348,811	1,937	0.56	364,544	2,716	0.75
Liabilities to banks and customers under sale and repurchase agreements	28,163	245	0.87	20,352	110	0.54	7,791	38	0.49
Debt securities in issue[1]	67,233	66	0.10	66,797	120	0.18	82,382	785	0.95
Subordinated liabilities	10,531	1,072	10.18	12,379	1,242	10.03	16,268	1,870	11.49
Total interest-bearing liabilities of banking book	442,947	3,462	0.78	455,097	3,489	0.77	480,777	5,477	1.14
Total interest-bearing liabilities of trading book	38,133	497	1.30	55,286	478	0.86	50,700	534	1.05
Total interest-bearing liabilities	481,080	3,959	0.82	510,383	3,967	0.78	531,477	6,011	1.13
Interest-free liabilities
Non-interest bearing customer accounts	72,428			66,260			56,013
Other interest-free liabilities	35,883			43,379			51,156
Non-controlling interests and shareholders’ funds	44,929			49,359			48,677
Total average liabilities and interest expense	634,320	3,959	0.62	669,381	3,967	0.59	687,323	6,011	0.87

1	The impact of the Lloyds Bank Group’s hedging arrangements is included on this line; excluding this impact the weighted average effective interest rate in respect of debt securities in issue would be 2.74 per cent (2017: 2.43 per cent; 2016: 2.76 per cent).

Loans and advances to banks and customers include credit-impaired lending; interest on this lending has been recognised using the effective interest rate method, as required by IAS 39 in 2016 and 2017, and by IFRS 9 in 2018.

Due to the immateriality of the Lloyds Bank Group’s non-UK activities, an analysis between domestic and foreign operations is not provided.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CHANGES IN NET INTEREST INCOME – VOLUME AND RATE ANALYSIS – CONTINUING OPERATIONS

The following table allocates changes in net interest income between volume and rate for 2018 compared with 2017 and for 2017 compared with 2016.

Where variances have arisen from both changes in volume and rate these are allocated to volume.

	2018 compared with 2017 Increase/(decrease)			2017 compared with 2016 Increase/(decrease)

	Total change £m	Volume £m	Rate £m	Total change £m	Volume £m	Rate £m
Interest receivable and similar income
At amortised cost:
Loans and advances to banks	209	(6)	215	10	(30)	40
Loans and advances to customers	495	272	223	(790)	16	(806)
Debt securities	–	13	(13)	(24)	(9)	(15)
Held-to-maturity investments				(231)	–	(231)
Financial assets at fair value through other comprehensive income (2017 and 2016: available-for-sale financial assets)	(341)	(351)	10	217	183	34
Total banking book interest receivable and similar income	363	(72)	435	(818)	160	(978)
Total interest receivable and similar income on financial assets at fair value through profit or loss	(71)	(172)	101	198	(19)	217
Total interest receivable and similar income	292	(244)	536	(620)	141	(761)
Interest payable
Deposits by banks	1	(11)	12	12	(36)	48
Customer deposits	61	(107)	168	(779)	(88)	(691)
Liabilities to banks and customers under sale and repurchase agreements	135	68	67	72	68	4
Debt securities in issue	(54)	–	(54)	(665)	(28)	(637)
Subordinated liabilities	(170)	(188)	18	(628)	(390)	(238)
Total banking book interest payable	(27)	(238)	211	(1,988)	(472)	(1,516)
Total interest payable on trading and other liabilities at fair value through profit or loss	(19)	(223)	242	(56)	39	(95)
Total interest payable	(8)	(461)	453	(2,044)	(433)	(1,611)
15

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RISK OVERVIEW

EFFECTIVE RISK MANAGEMENT AND CONTROL

LLOYDS BANK GROUP’S

APPROACH TO RISK

Lloyds Bank Group adopts the Lloyds Banking Group Risk Management Framework supplemented by additional management and control activities to address the Lloyds Bank Group’s specific requirements.

Managing risk effectively is fundamental to Lloyds Bank Group’s strategy and future success. Lloyds Bank Group is a simple, low risk, UK-focused financial services provider with a culture founded on strong risk management and a prudent through the cycle risk appetite. These are at the heart of everything Lloyds Bank Group does, helping to ensure constructive challenge takes place across the business and underpinning sustainable growth.

Lloyds Bank Group’s approach to risk is founded on an effective control framework, which guides how its colleagues work, behave and the decisions they make. As part of this framework, risk appetite – the amount and type of risk that Lloyds Bank Group is prepared to seek, accept or tolerate in delivering its Strategy – is embedded in policies, authorities and limits across Lloyds Banking Group.

Lloyds Bank Group’s prudent risk culture and appetite, along with close collaboration between Risk division and the business, supports decision-making and has enabled it to continue to deliver against its strategic priorities in 2018.

Lloyds Bank Group’s approach to risk plays a key role in its strategy of becoming the best bank for customers and colleagues.

RISK AS A STRATEGIC DIFFERENTIATOR

Risks are identified, managed and mitigated using Lloyds Bank Group’s comprehensive Risk Management Framework, and Lloyds Bank Group’s well-articulated risk appetite provides a clear framework for decision-making. The principal risks Lloyds Bank Group faces, which could significantly impact the delivery of Lloyds Bank Group strategy, are discussed on pages 18 to 20.

Lloyds Bank Group believes effective risk management can be a strategic differentiator, in particular:

Prudent approach to risk

Being low risk is fundamental to Lloyds Bank Group’s business model and drives its participation choices. Strategy and risk appetite are developed in tandem and together outline the parameters within which Lloyds Bank Group operates.

Strong control framework

Lloyds Bank Group’s Risk Management Framework is the foundation for the delivery of effective risk control and ensures that the

Lloyds Bank Group risk appetite is continually developed and controlled.

The Board is responsible for approving Lloyds Bank Group’s risk appetite statement at least annually. Lloyds Bank Group Board-level metrics are cascaded into more detailed business appetite metrics and limits.

Business focus and accountability

Risk management is an integral feature of how Lloyds Bank Group measures and manages performance – for individuals, businesses and Lloyds Bank Group. In the first line of defence, business units are accountable for managing risk with oversight from a strong and independent second line of defence Risk division.

Effective risk analysis, management and reporting

Regular close monitoring and comprehensive reporting to all levels of management and the Board ensures appetite limits are maintained and subject to stressed analysis at a risk type and portfolio level, as appropriate.

LLOYDS BANKING GROUP’S RISK MANAGEMENT FRAMEWORK

Lloyds Banking Group’s Risk Management Framework applies across Lloyds Banking Group, including Lloyds Bank Group. Specific additional risk management requirements, including those related to Ring Fencing, are documented in a sub-group specific supplementary Risk Management Framework for Lloyds Bank Group.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2018 THEMES

Lloyds Bank Group’s priorities for risk management have continued to evolve, alongside progression of its strategy and development of external factors.

Lloyds Bank Group’s principal risks are outlined over the next few pages but a number of themes have been particularly prevalent in 2018.

EU exit

Given the vast majority of its business is in the UK, the direct impact from leaving the EU is relatively small and Lloyds Bank Group is well prepared to ensure continuity of its limited EU business activities.

Given Lloyds Bank Group’s UK focus, its performance is inextricably linked to the health of the UK economy. Economic performance has remained resilient in recent years and whilst the near-term outlook for the UK economy remains unclear given the ongoing EU withdrawal negotiations, Lloyds Bank Group has contingency plans in place.

Lloyds Bank Group took a prudent approach to its balance sheet, increasing the amount of liquidity held and pre-funding some issuance.

Irrespective of the outcome, Lloyds Bank Group’s customer focused strategy remains the right one. Lloyds Bank Group will continue to support its personal and business customers as part of Lloyds Banking Group, which has already announced that it will lend up to £18 billion to UK businesses in 2019, reaffirming its support for the UK economy.

Guided by the overriding principle of Helping Britain Prosper, Lloyds Bank Group will seek to minimise the impact on its customers. Lloyds Bank Group has also been working hard to ensure it is well prepared to provide customers with effective and timely support.

Data

Lloyds Bank Group is trusted with large volumes of data, which must be protected, whilst providing customers with ease of access through Lloyds Bank Group’s multi-channel model. Data is Lloyds Bank Group’s most valuable asset and so Lloyds Bank Group must ensure that the information it holds is accurate, secure and managed appropriately. Lloyds Bank Group meets the requirements of the General Data Protection Regulation (GDPR) that came into force in May 2018. Lloyds Bank Group has taken this opportunity to implement new governance structures and demonstrate increased levels of accountability and transparency, as establishing trust is critical to Lloyds Bank Group’s vision of being the best bank for customers. Lloyds Banking Group has created a Group Data Protection Office (GDPO) to independently oversee compliance, reporting on this to Lloyds Bank Group and Board Risk Committees.

Lloyds Bank Group drives a culture of compliance through its Data Privacy policy and control framework and has implemented robust governance to oversee compliance with GDPR, as well as enhanced staff training. During 2019 Lloyds Bank Group will continue to drive enhancements to the maturity of its data control environment.

Cyber

Cyber threats are increasingly complex and like all financial services providers, attempts are made on a regular basis to attack Lloyds Bank Group’s systems and services, and to steal customer and bank data. Given the significant threat Lloyds Bank Group continues to strengthen the resilience of its IT systems and invest in its cyber control framework.

Lloyds Bank Group is simplifying and modernising its IT architecture, alongside deploying technologies such as cloud computing which offer greater levels of resilience, capacity management and speed of processing. Lloyds Bank Group is a member of the UK’s Cyber Defence Alliance, where a number of UK-based banks and law enforcement agencies collaborate in the fight against cyber-attacks, sharing expertise, intelligence and knowledge. Within Lloyds Banking Group, the Chief Security Office engenders a culture whereby colleagues are considered to be the Lloyds Bank Group’s first line of defence. Vigilance and training are key to preventing cyber-attacks.

Sustainability

Lloyds Bank Group has been developing its sustainability strategy, to address the opportunities and threats related to climate change, and the need for the UK to transition to a sustainable, lower carbon economy. This is in line with Lloyds Bank Group’s commitment to implement the Task Force for Climate-related Financial Disclosures’ recommendations. For risk management, addressing the potential impacts of climate change plays a key role in Lloyds Bank Group’s approach to sustainability, and this year we have identified climate change as a top emerging risk.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

LLOYDS BANK GROUP’S PRINCIPAL RISKS

The most significant risks which could impact the delivery of Lloyds Bank Group’s long-term strategic objectives and its approach to each risk are detailed below.

There remains continued uncertainty around both the UK and global political and macroeconomic environment. The potential impacts of external factors have been considered in all principal risks to ensure any material uncertainties continue to be monitored and are appropriately mitigated.

As part of the ongoing assessment of the potential implications of the UK leaving the European Union, Lloyds Bank Group continues to consider the impact to its customers, colleagues and products – as well as legal, regulatory, tax, financial and capital implications.

Principal risks and uncertainties are reviewed and reported regularly. As part of a review of Lloyds Bank Group’s risk categories, the secondary risk categories of Change, Data management and Operational resilience have been elevated to primary risk categories, and Strategic risk has been included as a new primary risk category, in the Risk Management Framework. These changes will be embedded during 2019 and reflected within Lloyds Bank Group’s principal risks.

CREDIT RISK

The risk that parties with whom Lloyds Bank Group has contracted, fail to meet their financial obligations (both on and off balance sheet). Adverse changes in the economic, geopolitical and market environment could impact profitability due to an increase in delinquency, defaults, write downs and/or expected credit losses.

Key mitigating actions

–	Credit policy, incorporating prudent lending criteria, aligned with the Lloyds Bank Group Board-approved risk appetite, to effectively manage risk.

–	Robust risk assessment and credit sanctioning to ensure we lend appropriately and responsibly.

–	Extensive and thorough credit processes and controls to ensure effective risk identification, management and oversight.

–	During the year we strengthened affordability buffers and improved controls to restrict lending to consumers with higher risk of over-indebtedness.

–	Effective, well-established governance process supported by independent credit risk oversight and assurance.

–	Early identification of signs of stress leading to prompt engagement with the customer.

REGULATORY AND LEGAL RISK

The risk that Lloyds Bank Group is exposed to financial loss, fines, censure, or legal or enforcement action; or to civil or criminal proceedings in the courts (or equivalent) and/or Lloyds Bank Group is unable to enforce its rights due to failing to comply with applicable laws (including codes of practice which could have legal implications), regulations, codes of conduct or legal obligations, or a failure to adequately manage actual or threatened litigation, including criminal proceedings.

Key mitigating actions

–	Implementation of compliance and legal risk management policies and procedures to ensure appropriate controls and processes are in place to comply with legislation, rules and regulation.

–	Embedding Lloyds Bank Group-wide processes to monitor ongoing compliance with new legislation, rules and regulation.

–	Continued investment in people, processes, training and IT to help meet Lloyds Bank Group’s legal and regulatory commitments.

–	Ongoing engagement with regulatory authorities and industry bodies on forthcoming regulatory changes, market reviews and investigations, ensuring programmes are established to deliver new regulation and legislation.

–	Ongoing horizon scanning to identify changes in regulatory and legal requirements.

CONDUCT RISK

The risk of customer detriment due to poor design, distribution and execution of products and services or other activities which could undermine the integrity of the market or distort competition, leading to unfair customer outcomes, regulatory censure and financial and reputational loss.

Key mitigating actions

–	Conduct policies and procedures are in place to ensure appropriate controls and processes that deliver fair customer outcomes.

–	Conduct risk appetite metrics provide a granular view of how Lloyds Bank Group’s products and services are performing for customers through the customer lifecycle.

–	Product approval, continuous product review processes and customer outcome testing in place (across products and services).

–	Learning from past mistakes through root cause analysis.

–	Clear customer accountabilities for colleagues, with rewards driven by customer-centric metrics.

–	Further enhancements and embedding of Lloyds Bank Group’s framework to support all customers, including those in vulnerable circumstances.

OPERATIONAL RISK

Lloyds Bank Group faces significant operational risks which may disrupt services to customers, cause reputational damage, and result in financial loss. These include the availability, resilience and security of our core IT systems, unlawful or inappropriate use of customer data, theft of sensitive data, fraud and financial crime threats, and the potential for failings in its customer processes.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Key mitigating actions

–	Investing in enhanced cyber controls to protect against external threats to the confidentiality or integrity of electronic data, or the availability of systems, and to ensure effective third-party assurance.

–	Enhancing the resilience of systems that support critical business processes with independent verification of progress on an annual basis.

–	Significant investment in compliance with General Data Protection Regulation and Basel Committee on Banking Supervision standards.

–	Working with industry bodies and law enforcement agencies to identify and combat fraud and money laundering.

PEOPLE RISK

Key people risks include the risk that Lloyds Bank Group fail to maintain organisational skills, capability, resilience and capacity levels in response to organisational, political and external market change and evolving business needs.

Key mitigating actions

–	Focused action to attract, retain and develop high calibre people. Delivering initiatives to reinforce behaviours which generate the best outcomes for customers and colleagues.

–	Managing organisational capability and capacity to ensure there are the right skills and resources to meet Lloyds Bank Group’s customers’ needs.

–	Effective remuneration arrangements to promote appropriate colleague behaviours and meet regulatory expectations.

–	During 2018 Lloyds Bank Group enhanced its colleague wellbeing strategies to ensure support is in place to meet colleague needs, and to help achieve the skills and capability growth required to build a workforce for the ‘Bank of the Future’.

CAPITAL RISK

The risk that Lloyds Bank Group has a sub-optimal quantity or quality of capital or that capital is inefficiently deployed.

Key mitigating actions

–	The Lloyds Bank Group capital management framework is part of a comprehensive capital management framework within Lloyds Banking Group that includes the setting of capital risk appetite for Lloyds Bank Group and its subsidiaries.

–	Close monitoring of capital and leverage ratios of Lloyds Bank Group and its regulated subsidiaries to ensure they meet regulatory requirements and risk appetite.

–	Comprehensive stress testing analyses to evidence capital adequacy of Lloyds Bank Group.

FUNDING AND LIQUIDITY RISK

Funding risk is the risk that Lloyds Bank Group does not have sufficiently stable and diverse sources of funding. Liquidity risk is the risk that Lloyds Bank Group has insufficient financial resources to meet its commitments as they fall due.

Key mitigating actions

–	Holding liquid assets to cover potential cash and collateral outflows and to meet regulatory requirements. In addition, maintaining a further pool of assets that can be used to access central bank liquidity facilities.

–	Undertaking daily monitoring against a number of market and business-specific early warning indicators.

–	Maintaining a contingency funding plan detailing actions and strategies available in stressed conditions.

GOVERNANCE RISK

Against a background of increased regulatory focus on governance and risk management, the most significant challenges arise from ensuring that Lloyds Bank Group continues to demonstrate compliance with the requirements to ring-fence core UK financial services and activities, the potential impact of EU exit and further requirements under the Senior Manager & Certification Regime (SM&CR).

Key mitigating actions

–	To meet ring-fencing requirements, core UK financial services and activities have been ring-fenced within Lloyds Banking Group from other activities of Lloyds Banking Group and an appropriate control environment and governance structures are in place to ensure compliance.

–	A dedicated change programme is in place and addressing the additional SM&CR requirements which will come into force during 2019.

–	A dedicated programme is in place to assess and address the potential impacts of EU exit on Lloyds Bank Group’s operations in Europe. Lloyds Bank Group is in close and regular contact with regulators to develop and deploy our planned operating and legal structure to mitigate the potential impacts of EU exit.

–	Evolving risk and governance arrangements to ensure they continue to be appropriate to comply with regulatory objectives.

MARKET RISK

The risk that Lloyds Bank Group’s capital or earnings profile is affected by adverse market rates, in particular interest rates and credit spreads in the banking business and credit spreads in Lloyds Bank Group’s defined benefit pension schemes.

Key mitigating actions

–	Structural hedge programmes implemented to manage liability margins and margin compression.

–	Equity and credit spread risks are closely monitored and, where appropriate, asset and liability matching is undertaken.

–	Lloyds Bank Group’s defined benefit pension schemes continue to monitor their credit allocation as well as the hedges in place against nominal rate and inflation movements.
19

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MODEL RISK

The risk of financial loss, regulatory censure, reputational damage or customer detriment, as a result of deficiencies in the development, application and ongoing operation of models and rating systems.

Key mitigating actions

–	A comprehensive model risk management framework.

–	Defined roles and responsibilities, with clear ownership and accountability.

–	Principles regarding the requirements of data integrity, development, validation, implementation and ongoing maintenance.

–	Regular model monitoring.

–	Independent review of models.

–	Periodic validation and re-approval of models.
20

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RISK MANAGEMENT

Risk management is at the heart of Lloyds Bank Group’s strategy to become the best bank for customers.

Lloyds Bank Group’s mission is to protect its customers, colleagues and Lloyds Bank Group, whilst enabling sustainable growth in targeted segments. This is achieved through informed risk decision-making and superior risk and capital management, supported by a consistent risk-focused culture.

The risk overview (pages 16 to 20) provides a summary of risk management within Lloyds Bank Group. It highlights the important role of risk as a strategic differentiator, key areas of focus for risk during 2018 along with an overview of Lloyds Banking Group’s Risk Management Framework, and the principal risks faced by Lloyds Bank Group and key mitigating actions.

This section provides a more in-depth picture of how risk is managed within Lloyds Bank Group, detailing its approach to stress testing, risk governance, committee structure, appetite for risk (pages 21 to 28) and a full analysis of the primary risk categories (pages 28 to 71) – the framework by which risks are identified, managed, mitigated and monitored.

Each risk category is described and managed using the following standard headings: definition, exposures, measurement, mitigation and monitoring.

As a result of the requirements of the ring-fencing regulations, Lloyds Bank Group sold its subsidiary, Scottish Widows Group Limited, to its ultimate holding company during 2018. Therefore, references to Scottish Widows Group Limited, or to the insurance entity, have been removed from the risk sections of this document, unless pertinent to the explanation of some aspect of Lloyds Bank Group.

LLOYDS BANK GROUP’S APPROACH TO RISK

Lloyds Bank Group operates a prudent approach to risk with rigorous management controls to support sustainable business growth and minimise losses. Through a strong and independent risk function (Risk division), a robust control framework is maintained to identify and escalate current and emerging risks, support sustainable growth within Group risk appetite, and to drive and inform good risk reward decision-making.

To meet ring-fencing requirements from 1 January 2019, core UK retail financial services and ancillary retail activities have been ring-fenced from other activities of Lloyds Banking Group. Lloyds Bank Group has adopted the Risk Management Framework of the Parent Group. Lloyds Bank Group has supplemented the Parent Group Risk Management Framework with additional risk management related to ring fencing requirements as required. The Parent Group’s Governance framework, which is tailored to meet the entity specific needs of Lloyds Bank Group, is adopted by Lloyds Bank Group to ensure effective Corporate Governance within Lloyds Bank Group.

RISK CULTURE

Based on Lloyds Bank Group’s conservative business model, prudent approach to risk management, and guided by the Board, the senior management articulates the core risk values to which Lloyds Bank Group aspires, and sets the tone at the top, with a strong focus on building and sustaining long-term relationships with customers through the economic cycle. Lloyds Banking Group’s code of responsibility, which also applies to Lloyds Bank Group, reinforces colleague accountability for the risks they take and their responsibility to prioritise their customers’ needs.

RISK APPETITE

Lloyds Bank Group’s risk appetite is defined as ‘the amount and type of risk that Lloyds Bank Group is prepared to seek, accept or tolerate’ in delivering its strategy.

Lloyds Bank Group strategy and risk appetite are developed in tandem. Business planning aims to optimise value within risk appetite parameters and deliver on Lloyds Banking Group’s promise to Help Britain Prosper.

Lloyds Bank Group’s risk appetite statement details the risk parameters within which it operates. The statement forms part of Lloyds Banking Group’s control framework and is embedded into its policies, authorities and limits, to guide decision-making and risk management. The Lloyds Bank Group Board is responsible for approving its risk appetite statement at least annually. The Lloyds Bank Group Board-level metrics are cascaded into more detailed business appetite metrics and limits.

The Lloyds Bank Group risk appetite includes the following areas:

Credit – Lloyds Bank Group has a conservative and well-balanced credit portfolio through the economic cycle, generating an appropriate return on equity, in line with its target return on equity in aggregate.

Regulatory and legal – Lloyds Bank Group complies with all relevant regulation and all applicable laws (including codes of practice which have legal implications) and/or legal obligations.

Conduct – Lloyds Bank Group’s product design and sales practices ensure that products are transparent and meet customer needs.

Operational – Lloyds Bank Group has robust controls in place to manage operational losses, reputational events and regulatory breaches. It identifies and assesses emerging risks and acts to mitigate these.

People – Lloyds Bank Group leads responsibly and proficiently, manages its people resource effectively, supports and develops colleague talent, and meets legal and regulatory obligations related to its people.

Capital – Lloyds Bank Group maintains capital levels commensurate with a prudent level of solvency, and aims to deliver consistent and high quality earnings.

Funding and liquidity – Lloyds Bank Group maintains a prudent liquidity profile and a balance sheet structure that limits its reliance on potentially volatile sources of funding.

Governance – Lloyds Bank Group has governance arrangements that support the effective long-term operation of the business, maximise shareholder value and meet regulatory and societal expectations.

Market – Lloyds Bank Group has robust controls in place to manage its inherent market risk and does not engage in any proprietary trading, reflecting the customer focused nature of its activities.

Model – Lloyds Bank Group has embedded a framework for the management of model risk to ensure effective control and oversight, compliance with all regulatory rules and standards, and to facilitate appropriate customer outcomes.

GOVERNANCE AND CONTROL

Lloyds Bank Group’s approach to risk is founded on a robust control framework and a strong risk management culture which are the foundation for the delivery of effective risk management and guide the way all employees approach their work, behave and make decisions.

Governance is maintained through delegation of authority from the Board down to individuals through the management hierarchy. Senior executives are supported by a committee based structure which is designed to ensure open challenge and support effective decision-making.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Lloyds Bank Group’s risk appetite, principles, policies, procedures, controls and reporting are regularly reviewed and updated where needed to ensure they remain fully in line with regulations, law, corporate governance and industry good-practice.

The interaction of the executive and non-executive governance structures relies upon a culture of transparency and openness that is encouraged by both the Board and senior management.

Board-level engagement, coupled with the direct involvement of senior management in Lloyds Bank Group-wide risk issues at Group Executive Committee level (see page 26 for the risk committee governance framework), ensures that escalated issues are promptly addressed and remediation plans are initiated where required.

Line managers are directly accountable for identifying and managing risks in their individual businesses, ensuring that business decisions strike an appropriate balance between risk and reward and are consistent with Lloyds Bank Group’s risk appetite.

Clear responsibilities and accountabilities for risk are defined across Lloyds Bank Group through a three lines of defence model which ensures effective independent oversight and assurance in respect of key decisions.

FINANCIAL REPORTING RISK MANAGEMENT SYSTEMS AND INTERNAL CONTROLS

Lloyds Bank Group maintains risk management systems and internal controls relating to the financial reporting process designed to:

–	ensure that accounting policies are appropriately and consistently applied;

–	enable the calculation, preparation and reporting of financial outcomes in line with applicable standards; and

–	ensure that disclosures are made on a timely basis in accordance with statutory and regulatory requirements.

RISK DECISION-MAKING AND REPORTING

Risk analysis and reporting enables better understanding of risks and returns, supporting the identification of opportunities as well as better management of risks.

An aggregate view of Lloyds Bank Group’s overall risk profile, key risks and management actions, and performance against risk appetite is reported to and discussed monthly at the Group Risk Committee with regular reporting to the Board Risk Committee and the Board. The risk committee governance framework is outlined on page 26.

Rigorous stress testing exercises are carried out to assess the impact of a range of adverse scenarios with different probabilities and severities to inform strategic planning.

The Chief Risk Officer regularly informs the Board Risk Committee of the aggregate risk profile and has direct access to the Chairman and members of Board Risk Committee.

PRINCIPAL RISKS

Lloyds Bank Group’s principal risks are shown in the risk overview (pages 18 to 20). Full analysis of Lloyds Bank Group’s risk categories is on pages 28 to 71.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CAPITAL STRESS TESTING

Overview

Stress testing is recognised as a key risk management tool by the Boards, senior management, the businesses and the Risk and Finance functions of all parts of Lloyds Banking Group and its legal entities. It is fully embedded in the planning process of Lloyds Banking Group and its legal entities as a key activity in medium-term planning, and senior management is actively involved in stress testing activities via a strict governance process.

Scenario stress testing is used for:

Risk Identification:

–	Understand key vulnerabilities of Lloyds Banking Group and its key legal entities under adverse economic conditions.

Risk Appetite:

–	Assess the results of the stress test against the risk appetite of all parts of Lloyds Banking Group to ensure Lloyds Banking Group and its legal entities are managed within their risk parameters.
–	Inform the setting of risk appetite by assessing the underlying risks under stress conditions.

Strategic and Capital Planning:

–	Allow senior management and the Boards of Lloyds Banking Group and its legal entities to adjust strategies if the plan does not meet risk appetite in a stressed scenario.
–	Support the Internal Capital Adequacy Assessment Process (ICAAP) by demonstrating capital adequacy, and meet the requirements of regulatory stress tests that are used to inform the setting of the Prudential Regulation Authority (PRA) and management buffers (see capital risk on pages 55 to 60) of Lloyds Banking Group and its relevant legal entities, including Lloyds Bank Group.

Risk Mitigation:

–	Drive the development of potential actions and contingency plans to mitigate the impact of adverse scenarios. Stress testing also links directly to the recovery planning process of Lloyds Banking Group and its legal entities, including Lloyds Bank Group.

Regulatory stress tests

In 2018 Lloyds Banking Group participated in both the concurrent UK stress test run by the Bank of England (BoE) and in the European Banking Authority’s (EBA) bi-annual EU-wide stress test. Both of these regulators required the stress tests to be carried out at the level of Lloyds Banking Group, it is expected that Lloyds Bank Group will be stress tested from 2020 onwards. The EBA stress test did not contain a pass/fail threshold and as announced in November, Lloyds Banking Group demonstrated its ability to meet applicable capital requirements under stress conditions. In the case of the BoE stress test, despite the severity of the scenario, Lloyds Banking Group exceeded the capital and leverage hurdles after the application of management actions and as a consequence was not required to take any capital actions.

Internal stress tests

On at least an annual basis, Lloyds Banking Group conducts macroeconomic stress tests of the operating plan of Lloyds Banking Group and its key legal entities including Lloyds Bank Group, which are supplemented with higher level refreshes if necessary. The exercise aims to highlight the key vulnerabilities of Lloyds Banking Group’s business plans to adverse changes in the economic environment, and to ensure that there are adequate financial resources in the event of a downturn. In 2018, Lloyds Bank Group’s internal stress test was carried out separately from Lloyds Banking Group.

Reverse stress testing

Reverse stress testing is used to explore the vulnerabilities of Lloyds Banking Group’s and of its legal entities (including Lloyds Bank Group’s) strategies and plans to extreme adverse events that would cause the businesses to fail, in order to facilitate contingency planning. The scenarios used are those that would cause the businesses to be unable to carry on their activities. Where reverse stress testing reveals plausible scenarios with an unacceptably high risk when considered against Lloyds Banking Group’s and its legal entities’ risk appetite, they will adopt measures to prevent or mitigate that risk, which are then reflected in strategic plans. Similarly to the internal stress test, in 2018 Lloyds Bank Group ran a reverse stress test separately from that of Lloyds Banking Group.

Other stress testing activity

Lloyds Banking Group’s and its key legal entities’ stress testing programme also involves undertaking assessments of liquidity scenarios, market risk sensitivities and scenarios, and business specific scenarios (see the primary risk categories on pages 31 to 73 for further information on risk-specific stress testing). If required, ad hoc stress testing exercises are also undertaken to assess emerging risks, as well as in response to regulatory requests. This wide ranging programme provides a comprehensive view of the potential impacts arising from the risks to which Lloyds Banking Group is exposed and reflects the nature, scale and complexity of Lloyds Banking Group.

Methodology

The stress tests at all levels must comply with all regulatory requirements, achieved through comprehensive construction of macroeconomic scenarios and a rigorous divisional, functional, risk and executive review and challenge process, supported by analysis and insight into impacts on customers and business drivers.

The engagement of all required business, Risk and Finance areas is built into the preparation process, so that the appropriate analysis of each risk category’s impact upon the business plans is understood and documented. The methodologies and modelling approach used for stress testing ensure that a clear link is shown between the macroeconomic scenarios, the business drivers for each area and the resultant stress testing outputs. All material assumptions used in modelling are documented and justified, with a clearly communicated review and sign-off process. Modelling is supported by expert judgement and is subject to the Lloyds Banking Group Model Governance Policy.

Governance

Clear accountabilities and responsibilities for stress testing are assigned to senior management and the Risk and Finance functions throughout Lloyds Banking Group. This includes responsibilities for Lloyds Bank Group. The roles and responsibilities are formalised through the Group Business Planning and Stress Testing Policy and Procedure, which are reviewed at least annually.

The Group Financial Risk Committee (GFRC), chaired by the Chief Risk Officer and attended by the Chief Financial Officer and other senior Risk and Finance colleagues, is the committee that has primary responsibility for overseeing the development and execution of Lloyds Banking Group’s and Lloyds Bank Group’s stress tests.

The review and challenge of Lloyds Banking Group’s and Lloyds Bank Group’s detailed stress forecasts, the key assumptions behind these, and the methodology used to translate the economic assumptions into stressed outputs conclude with the divisional Finance Directors’, appropriate Risk Directors’ and Managing Directors’ sign-off. The outputs are then presented to GFRC and Board Risk Committee for review and challenge, before being approved by the Board.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

HOW RISK IS MANAGED IN LLOYDS BANK GROUP

Lloyds Banking Group’s Risk Management Framework (RMF) (see risk overview, page 16) is structured around the following components which meet and align with the industry-accepted internal control framework standards.

The RMF applies to every area of the business and covers all types of risk. It is reviewed, updated and approved by the Board at least annually to reflect any changes in the nature of Lloyds Bank Group’s business and external regulations, law, corporate governance and industry best practice. The RMF provides Lloyds Bank Group with an effective mechanism for developing and embedding risk policies and risk management strategies which are aligned with the risks faced by its businesses. It also seeks to facilitate effective communication on these matters across Lloyds Bank Group.

Role of the Board and senior management

Key responsibilities of the Board and senior management include:

–	setting risk appetite and approval of the RMF;

–	approval of Lloyds Bank Group-wide risk principles and policies;

–	the cascade of delegated authority (for example to Board sub-committees and the Lloyds Bank Group’s Group Chief Executive); and

–	effective oversight of risk management, including ring-fencing related risks.

Risk appetite

Risk appetite is defined within Lloyds Bank Group as ‘the amount and type of risk that Lloyds Bank Group is prepared to seek, accept or tolerate’ in delivering its Strategy (see Lloyds Bank Group’s approach to risk page 21).

Governance frameworks

Lloyds Bank Group adopts the Parent Group policy framework, which was founded on Board-approved key principles for the overall management of risk in the organisation. These are aligned with Lloyds Bank Group strategy and risk appetite and based on a current and comprehensive risk profile that identifies all material risks to the organisation. The principles are underpinned by a hierarchy of policies which define mandatory requirements for risk management and control. These are consistently implemented across Lloyds Bank Group.

Robust processes and controls to identify and report policy breaches are in place. These include clear materiality criteria and escalation procedures which ensure an appropriate level of visibility and prioritisation of remedial actions.

The risk committee governance framework is outlined on page 26.

Three lines of defence model

The RMF is implemented through a ‘three lines of defence’ model which defines clear responsibilities and accountabilities and ensures effective independent oversight and assurance activities take place covering key decisions.

Business lines (first line) have primary responsibility for risk decisions, identifying, measuring, monitoring and controlling risks within their areas of accountability. They are required to establish effective governance and control frameworks for their business to be compliant with Lloyds Bank Group policy requirements, to maintain appropriate risk management skills, mechanisms and toolkits, and to act within the Lloyds Bank Group risk appetite parameters set and approved by the Board.

Risk division (second line) is a centralised function, headed by the Chief Risk Officer, providing oversight and independent constructive challenge to the effectiveness of risk decisions taken by business management, providing proactive advice and guidance, reviewing, challenging and reporting on the risk profile of Lloyds Bank Group and ensuring that mitigating actions are appropriate.

It also has a key role in promoting the implementation of a strategic approach to risk management reflecting the risk appetite and RMF agreed by the Board that encompasses:

–	oversighting embedding of effective risk management processes including effective operation of controls to manage risks related to Ring-Fencing;

–	transparent, focused risk monitoring and reporting;

–	provision of expert and high quality advice and guidance to the Board, executives and management on strategic issues and horizon scanning, including pending regulatory changes; and

–	a constructive dialogue with the first line through provision of advice, development of common methodologies, understanding, education, training, and development of new risk management tools.

The Chief Risk Officer is accountable for developing and leading an industry-wide recognised Risk function that adds value to Lloyds Bank Group by:

–	providing a regular comprehensive view of Lloyds Bank Group’s risk profile for both current and emerging key risks, and associated management actions;

–	proposing the Lloyds Bank Group risk appetite to the Board for approval (with input from the business areas and Risk division), and overseeing performance of Lloyds Bank Group against risk appetite;

–	developing an effective RMF which meets regulatory requirements for approval by the Board, and overseeing its execution and compliance; and

–	challenging management on emerging risks and providing expert risk and control advice to help management maintain an effective risk and control framework.

The Risk Directors reporting to the Chief Risk Officer:

–	provide independent advice, oversight and challenge to the business;

–	design, develop and maintain policies, specific functional risk type frameworks and guidance to ensure alignment with business imperatives and regulatory requirements;

–	establish and maintain appropriate governance structures, culture, oversight and monitoring arrangements which ensure robust and efficient compliance with relevant risk type risk appetites and policies;

–	lead regulatory liaison on behalf of Lloyds Bank Group including horizon scanning and regulatory development for their risk type;

–	recommend risk appetite and provide oversight of the associated risk profile across Lloyds Bank Group; and

–	oversight effective operation of the Ring-Fence between Lloyds Bank Group and other entities within the Parent Group.

The primary role of the internal audit function (third line) is to help the Board and executive management protect the assets, reputation and sustainability of Lloyds Bank Group. The internal audit function is led by the Group Chief Internal Auditor. The internal audit function provides independent assurance to the Audit Committee and the Board through performing reviews and engaging with committees/executive management, providing opinion and challenge on risk and the state of the control environment. The internal audit function is a single independent internal audit function, reporting to the Board Audit Committee of Lloyds Banking Group and the Board Audit Committee of the key subsidiaries.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Risk and control cycle from identification to reporting

To allow senior management to make informed risk decisions, the business follows a continuous risk management approach which includes producing appropriate, accurate and focused risk reporting. The risk and control cycle sets out how this should be approached, with the appropriate controls and processes in place. This cycle, from identification to reporting, ensures consistency and is intended to manage and mitigate the risks impacting Lloyds Bank Group.

The process for risk identification, measurement and control is integrated into the overall framework for risk governance. Risk identification processes are forward-looking to ensure emerging risks are identified. Risks are captured and measured using robust and consistent quantification methodologies. The measurement of risks includes the application of stress testing and scenario analysis, and considers whether relevant controls are in place before risks are incurred.

Identified risks are reported on a monthly basis or as frequently as necessary to the appropriate committee. The extent of the risk is compared to the overall risk appetite as well as specific limits or triggers. When thresholds are breached, committee minutes are clear on the actions and timeframes required to resolve the breach and bring risk within given tolerances. There is a clear process for escalation of risks and risk events.

All business areas complete a Control Effectiveness Review (CER) annually, reviewing the effectiveness of their internal controls and putting in place a programme of enhancements where appropriate. The CER reports are approved at divisional risk committees or directly by the relevant member of the Group Executive Committee to confirm the accuracy of the assessment. This key process is overseen and independently challenged by Risk division, reviewed by the internal audit function against the findings of its assurance activities, and reported to the Board.

Risk culture

Supporting the formal frameworks of the RMF is the underlying culture, or shared behaviours and values, which sets out in clear terms what constitutes good behaviour and good practice. In order to effectively manage risk across the organisation, the functions encompassed within the three lines of defence have a clear understanding of risk appetite, business strategy and an understanding of (and commitment to) the role they play in delivering it. A number of levers are used to reinforce the risk culture, including tone from the top, clear accountabilities, effective communication and challenge and an appropriately aligned performance incentive.

Risk resources and capabilities

Appropriate mechanisms are in place to avoid over-reliance on key personnel or system/technical expertise within Lloyds Bank Group. Adequate resources are in place to serve customers both under normal working conditions and in times of stress, and monitoring procedures are in place to ensure that the level of available resource can be increased if required. Colleagues undertake appropriate training to ensure they have the skills and knowledge necessary to enable them to deliver fair outcomes for customers.

There is ongoing investment in risk systems and models alongside Lloyds Bank Group’s investment in customer and product systems and processes. This drives improvements in risk data quality, aggregation and reporting leading to effective and efficient risk decisions.

operating and financial reView and prospects

RISK GOVERNANCE

The risk governance structure below is integral to effective risk management across Lloyds Banking Group, including Lloyds Bank Group. Risk division is appropriately represented on key committees to ensure that risk management is discussed in these meetings. This structure outlines the flow and escalation of risk information and reporting from business areas and Risk division to Group Executive Committee and Board. Conversely, strategic direction and guidance is cascaded down from the Board and Group Executive Committee.

Company Secretariat supports senior and Board-level committees, and supports the Chairs in agenda planning. This gives a further line of escalation outside the three lines of defence.

Risk governance structure of Lloyds Banking Group

Lloyds Banking Group’s risk governance structure applies across Lloyds Banking Group, including Lloyds Bank Group.

Group Chief Executive Committees

Group Executive Committee (GEC)

Group Risk Committee (GRC)

Group Asset and Liability Committee (GALCO)

Group Customer First Committee

Group Cost Management Committee

Conduct Review Committee

Group People Committee

Sustainability Committee

Senior Independent Performance

Adjustment and Conduct Committee

Group Strategic Review 3 Committee

Business area principal

Enterprise Risk Committees

Commercial Banking Risk Committee

Retail Risk Committee

Insurance and Wealth Risk Committee

Community Banking Risk Committee

Group Transformation Risk Committees

Finance Risk Committee

People and Productivity Risk Committee

Group Corporate Affairs Risk Committee

Risk Division Committees

and Governance

Credit risk

–  Executive Credit Approval Committees

–  Commercial Banking Credit Risk Committees

–  Retail Credit Risk Committees

Market risk

–  Group Market Risk Committee

Conduct, compliance and operational risk

–  Group Conduct, Compliance and Operational Risk Committee

Fraud and financial crime risk

–  Group Fraud and Financial Crime Prevention Committee

Financial risk

–  Group Financial Risk Committee

Capital risk

–  Group Capital Risk Committee

Model risk

–  Group Model Governance Committee

operating and financial reView and prospects

BOARD, EXECUTIVE AND RISK COMMITTEES

Lloyds Bank Group’s risk governance structure (see previous table) strengthens risk evaluation and management, while also positioning Lloyds Bank Group to manage the changing regulatory environment in an efficient and effective manner.

Assisted by the Board Risk and Audit Committees, the Board approves Lloyds Bank Group’s overall governance, risk and control frameworks and risk appetite. Refer to the Corporate Governance section on pages 76 to 82, for further information on Board committees.

The divisional and functional risk committees review and recommend divisional and functional risk appetite and monitor local risk profile and adherence to appetite.

Executive and Risk Committees

The Group Chief Executive is supported by the following:

Committees	Risk focus
Group Executive Committee (GEC)	Assists the Group Chief Executive in exercising his authority in relation to material matters having strategic, cross-business area or Lloyds Bank Group-wide implications.
Group Risk Committee (GRC)	Responsible for the development, implementation and effectiveness of Lloyds Banking Group’s Risk Management Framework, the clear articulation of Lloyds Bank Group’s risk appetite and monitoring and reviewing of Lloyds Bank Group’s aggregate risk exposures and concentrations of risk.
Group Asset and Liability Committee (GALCO)	Responsible for the strategic direction of Lloyds Bank Group’s assets and liabilities and the profit and loss implications of balance sheet management actions. The committee reviews and determines the appropriate allocation of capital, funding and liquidity and market risk resources and makes appropriate trade-offs between risk and reward.
Group Customer First Committee	Provides a Lloyds Bank Group-wide perspective on the progress of implementation of initiatives to enhance the delivery of customer outcomes and customer trust, and sets and promotes the appropriate tone from the top to fulfil Lloyds Bank Group’s vision.
Group Cost Management Committee	Leads and shapes Lloyds Bank Group’s approach to cost management, ensuring appropriate governance and process over Lloyds Bank Group-wide cost management activities and effective control of Lloyds Bank Group’s cost base.
Conduct Review Committee	Provides senior management oversight, challenge and accountability in connection with Lloyds Bank Group’s engagement with conduct review matters as agreed with the Group Chief Executive.
Group People Committee	Oversees Lloyds Bank Group’s colleague policy, remuneration policy and Lloyds Bank Group-wide remuneration matters, oversees compliance with Senior Manager and Certification Regime (SM&CR) and other regulatory requirements, monitors colleague engagement surveys and ensures that colleague-related issues are managed fairly, effectively and compliantly.
Sustainability Committee	Recommends and implements the strategy and plans for delivering Lloyds Bank Group’s aspiration to be viewed as a trusted responsible business as part of the objective of Helping Britain Prosper.
Senior Independent Performance Adjustment and Conduct Committee	Responsible for providing recommendations regarding performance adjustment, including the individual risk-adjustment process and risk-adjusted performance assessment, and making final decisions on behalf of Lloyds Bank Group on the appropriate course of action relating to conduct breaches, under the formal scope of the SM&CR.
Group Strategic Review 3 Committee	Responsible for monitoring the progress of transformation across Lloyds Bank Group, acting as a clearing house to resolve issues and facilitate resolution of issues where necessary and to drive the execution of Lloyds Bank Group’s transformation agenda as agreed by the Group Chief Executive.
The Group Risk Committee is supported through escalation and ongoing reporting by business area risk committees, cross-divisional committees addressing specific matters of Lloyds Bank Group-wide significance and the following second line of defence Risk committees which ensure effective oversight of risk management:
Credit Risk Committees	Review material credit risk, both current and emerging, and adherence to agreed risk appetite; approve or note the delegated approval of divisional and business level credit risk policy and credit risk appetite; identify portfolio trends and risk appetite breaches and escalate to Group Risk Committee as appropriate; sanction new credit initiatives for automated and manual decisioning and collection and recoveries; oversight new business and portfolio credit risk performance, risks, opportunities, and concentrations; and oversight performance of collections and recoveries.
Group Market Risk Committee	Reviews and recommends market risk appetites. Monitors and oversights market risk exposures across Lloyds Bank Group and adherence to Board Risk Appetite. Approves the framework and designation of books between the Trading Book and the Banking Book for regulatory purposes.
Group Conduct, Compliance and Operational Risk Committee	Acts as a Risk community forum to independently challenge and oversee the Lloyds Bank Group risk and control environment, focusing on read-across of material events, key areas of regulatory focus and emerging horizon risks. Uses lessons learned and undertakes read-across from the three lines of defence to ensure that the Lloyds Bank Group risk profile adapts to emerging risks, trends and themes, and the control environment is sustainable to deliver the future vision.
27

operating and financial reView and prospects

Committees	Risk focus
Group Fraud and Financial Crime Prevention Committee	Ensures development and application of fraud and financial crime risk management complies with Lloyds Bank Group’s strategic aims, Group Corporate Responsibility, Group Risk Appetite and Group Fraud and Financial Crime Policies. Provides direction and appropriate focus on priorities to enhance Lloyds Bank Group’s fraud and financial crime risk management capabilities in line with business and customer objectives whilst aligning to Lloyds Bank Group’s target operating model.
Group Financial Risk Committee	Responsible for oversighting, reviewing, challenging and recommending to senior executives and Board committees internal and regulatory stress tests, Internal Capital Adequacy Assessment Process, Pillar 3 Disclosures, Recovery and Resolution Plans, and other analysis as required.
Group Capital Risk Committee	Responsible for providing oversight of all relevant capital matters within Lloyds Bank Group including Lloyds Bank Group’s latest capital position and plans, risk appetite proposals, Pillar 2 developments, and the impact from regulatory reforms and accounting developments specific to capital.
Group Model Governance Committee	Responsible for setting the model governance framework, the associated policy and related principles and procedures; reviewing and approving models, model changes, model extensions and capital post model adjustments; recommending approval to Group Risk Committee (GRC) of those models which require GRC approval; monitoring summary of model performance, approving any appropriate corrective actions; and monitoring performance against risk appetite and escalating as required.
Ring-Fenced Bank Perimeter Oversight Committee	The Committee escalates perimeter control breaches to Lloyds Bank Group’s Board Risk Committee and Boards.

FULL ANALYSIS OF RISK CATEGORIES

Lloyds Banking Group’s risk framework covers all types of risk which affect Lloyds Bank Group and could impact on the achievement of its strategic objectives. A detailed description of each category is provided on pages 28 to 71.

Risk categories recognised by Lloyds Bank Group are periodically reviewed to ensure that they reflect Lloyds Bank Group’s risk profile in light of internal and external factors, such as the Lloyds Bank Group Strategy and the regulatory environment in which it operates. As part of a review of Lloyds Bank Group’s risk categories, the secondary risk categories in the table below of Change, Data management and Operational resilience have been elevated to primary risk categories, and Strategic risk has been included as a new primary risk category, in Lloyds Banking Group’s Risk Management Framework. These changes will be embedded during 2019.

Primary risk categories	Secondary risk categories

Credit risk	– Retail credit	– Commercial credit
Page 29

Regulatory and legal risk	– Regulatory compliance	– Legal
Page 52

Conduct risk	– Conduct
Page 52

Operational risk	– Business process	– External service provision	– Internal service provision
Page 53	– Change	– Financial crime	– IT systems
	– Cyber and information security	– Financial reporting	– Operational resilience
	– Data management	– Fraud	– Physical security/health and safety
– Sourcing

People risk	– People
Page 55

Capital risk	– Capital
Page 55

Funding and liquidity risk	– Funding and liquidity
Page 61

Governance risk	– Governance
Page 66

Market risk	– Trading book	– Pensions
Page 67	– Banking book

Model risk	– Model

Lloyds Bank Group considers both reputational and financial impact in the course of managing all its risks and therefore does not classify reputational impact as a separate risk category.

operating and financial reView and prospects

CREDIT RISK

DEFINITION

Credit risk is defined as the risk that parties with which Lloyds Bank Group has contracted fail to meet their financial obligations (both on and off-balance sheet).

EXPOSURES

The principal sources of credit risk within Lloyds Bank Group arise from loans and advances, contingent liabilities, commitments, debt securities and derivatives to customers, financial institutions and sovereigns. Credit risk exposures are set out in note 47.

In terms of loans and advances (for example mortgages, term loans and overdrafts) and contingent liabilities (for example credit instruments such as guarantees), credit risk arises both from amounts advanced and commitments to extend credit to a customer or bank. With respect to commitments to extend credit, Lloyds Bank Group is potentially exposed to a loss up to an amount equal to the total unutilised commitments. However, the likely amount of loss may be less than the total unutilised commitments, as most retail and certain commercial lending commitments may be cancelled based on regular assessment of the prevailing creditworthiness of customers. Most commercial term commitments are also contingent upon customers maintaining specific credit standards.

Credit risk also arises from debt securities and derivatives. Lloyds Bank Group’s credit risk exposure is limited to the current cost of replacing contracts with a positive value to Lloyds Bank Group. Such amounts are reflected in note 47.

Additionally, credit risk arises from leasing arrangements where Lloyds Bank Group is the lessor. Note 2(j) on page F-18 provides details on Lloyds Bank Group’s approach to the treatment of leases.

The investments held in Lloyds Bank Group’s defined benefit pension schemes also expose Lloyds Bank Group to credit risk. Note 30 on page F-56 provides further information on the defined benefit pension schemes’ assets and liabilities.

Loans and advances, contingent liabilities, commitments, debt securities and derivatives also expose Lloyds Bank Group to refinance risk. Refinance risk is the possibility that an outstanding exposure cannot be repaid at its contractual maturity date. If Lloyds Bank Group does not wish to refinance the exposure then there is refinance risk if the obligor is unable to repay by securing alternative finance. This may occur for a number of reasons which may include: the borrower is in financial difficulty, because the terms required to refinance are outside acceptable appetite at the time or the customer is unable to refinance externally due to a lack of market liquidity. Refinance risk exposures are managed in accordance with existing credit risk policies, processes and controls and are not considered to be material given Lloyds Bank Group’s prudent and through the cycle credit risk appetite. Where heightened refinance risk exists exposures are minimised through intensive account management and, where appropriate, are impaired and/or classed as forborne.

MEASUREMENT

The process for credit risk identification, measurement and control is integrated into the Board-approved framework for credit risk appetite and governance.

Credit risk is measured from different perspectives using a range of appropriate modelling and scoring techniques at a number of levels of granularity, including total balance sheet, individual portfolio, pertinent concentrations and individual customer – for both new business and existing lending. Key metrics such as total exposure, risk-weighted assets, new business quality, concentration risk and portfolio performance, are reported monthly to Risk Committees.

Measures such as expected credit loss (ECL), risk-weighted assets, observed credit performance, predicted credit quality (usually from predictive credit scoring models), collateral cover and quality and other credit drivers (such as cash flow, affordability, leverage and indebtedness) are used to enable effective risk measurement across Lloyds Bank Group.

In addition, stress testing and scenario analysis are used to estimate impairment losses and capital demand forecasts for both regulatory and internal purposes and to assist in the formulation of credit risk appetite.

As part of the ‘three lines of defence’ model, Risk division is the second line of defence providing oversight and independent challenge to key risk decisions taken by business management. Risk division also tests the effectiveness of credit risk management and internal credit risk controls. This includes ensuring that the control and monitoring of higher risk and vulnerable portfolios/sectors is appropriate and confirming that appropriate loss allowances for impairment are in place. Output from these reviews help to inform credit risk appetite and credit policy.

As the third line of defence, the internal audit function undertakes regular risk-based reviews to assess the effectiveness of credit risk management and controls.

Following the introduction of IFRS 9, underlying processes and key controls have been updated with additional management information produced to assist in monitoring portfolio quality and provision coverage. Lloyds Bank Group governance and oversight of impairments remains largely unchanged.

MITIGATION

Lloyds Bank Group uses a range of approaches to mitigate credit risk.

Prudent, through the cycle credit principles, risk policies and appetite statements: the independent Risk division sets out the credit principles, credit risk policies and credit risk appetite statements. These are subject to regular review and governance, with any changes subject to an approval process. Risk teams monitor credit performance trends, review and challenge exceptions and test the adequacy and adherence to credit risk policies and processes. This includes tracking portfolio performance against an agreed set of credit risk appetite tolerances.

Robust models and controls: see Model risk on page 71.

Limitations on concentration risk: there are portfolio controls on certain industries, sectors and products to reflect risk appetite as well as individual, customer and bank limit risk tolerances. Credit policies and appetite statements are aligned to Lloyds Bank Group’s risk appetite and restrict exposure to higher risk countries and potentially vulnerable sectors and asset classes. Note 47 on page F-108 provides an analysis of loans and advances to customers by industry (for commercial customers) and product (for retail customers). Exposures are monitored to prevent both an excessive concentration of risk and single name concentrations. These concentration risk controls are not necessarily in the form of a maximum limit on exposure, but may instead require new business in concentrated sectors to fulfil additional minimum policy and/or guideline requirements. Lloyds Bank Group’s largest exposures are regularly monitored by the Board Risk Committee and reported in accordance with regulatory requirements.

Defined country risk management framework: the Board sets a broad maximum country risk appetite. Within this, the Executive Credit Approval Committee approves Lloyds Banking Group’s country risk framework and sovereign limits on an annual basis. Risk based appetite for all countries is set within the independent Risk division, taking into account economic, financial, political and social factors as well as the approved business and strategic plans of Lloyds Bank Group.

Specialist expertise: credit quality is managed and controlled by a number of specialist units within the business and Risk division, which provide for example: intensive management and control; security perfection; maintenance of customer and facility records; expertise in documentation for lending operating and financial reView and prospects

and associated products; sector specific expertise; and legal services applicable to the particular market segments and product ranges offered by Lloyds Bank Group.

Stress testing: Credit portfolios are subject to regular stress testing. For further information on stress testing process, methodology and governance see Capital Stress Testing.

Frequent and robust credit risk oversight and assurance: oversight and assurance of credit risk is undertaken by independent credit risk oversight functions operating within Retail credit risk and Commercial banking risk which are part of Lloyds Bank Group’s second line of defence. Their primary objective is to provide reasonable and independent oversight that credit risk is being effectively managed and to ensure that appropriate controls are in place and being adhered to. The internal audit function also provides assurance to the Board Audit Committee on the effectiveness of credit risk management controls across Lloyds Bank Group’s activities.

Collateral

The principal types of acceptable collateral include:

–	residential and commercial properties;

–	charges over business assets such as premises, inventory and accounts receivable;

–	financial instruments such as debt securities;

–	vehicles;

–	cash; and

–	guarantees received from third-parties.

Lloyds Bank Group maintains appetite parameters on the acceptability of specific classes of collateral.

For non-mortgage retail lending to small businesses, collateral may include second charges over residential property and the assignment of life cover.

Collateral held as security for financial assets other than loans and advances is determined by the nature of the underlying exposure. Debt securities, including treasury and other bills, are generally unsecured, with the exception of asset-backed securities and similar instruments such as covered bonds, which are secured by portfolios of financial assets. Collateral is generally not held against loans and advances to financial institutions. However, securities are held as part of reverse repurchase or securities borrowing transactions or where a collateral agreement has been entered into under a master netting agreement. Derivative transactions with financial counterparties are typically collateralised under a Credit Support Annex (CSA) in conjunction with the International Swaps and Derivatives Association (ISDA) Master Agreement. Derivative transactions with non-financial customers are not usually supported by a CSA.

Commercial lending decisions must be based on an obligor’s ability to repay from normal business operations rather than reliance on the disposal of any security provided. The requirement for collateral and the type to be taken at origination will be based upon the nature of the transaction and the credit quality, size and structure of the borrower. For non-retail exposures if required, Lloyds Bank Group will often seek that any collateral include a first charge over land and buildings owned and occupied by the business, a debenture over one or more of the assets of a company or limited liability partnership, personal guarantees, limited in amount, from the directors of a company or limited liability partnership and key man insurance. Lloyds Bank Group maintains policies setting out acceptable collateral bases for valuation, maximum loan to value (LTV) ratios and other criteria that are to be considered when reviewing an application. Other than for project finance, object finance and income producing real estate where charges over the subject assets are required, the provision of collateral will not determine the outcome of an application. Notwithstanding this, the fundamental business proposition must evidence the ability of the business to generate funds from normal business sources to repay a customer or counterparty’s financial commitment.

The extent to which collateral values are actively managed will depend on the credit quality and other circumstances of the obligor and type of underlying transaction. Although lending decisions are based on expected cash flows, any collateral provided may impact the pricing and other terms of a loan or facility granted. This will have a financial impact on the amount of net interest income recognised and on internal loss given default estimates that contribute to the determination of asset quality and returns.

Collateral values are assessed at the time of loan origination. Lloyds Bank Group requires collateral to be realistically valued by an appropriately qualified source, independent of both the credit decision process and the customer, at the time of borrowing. In certain circumstances, for Retail residential mortgages this may include the use of automated valuation models based on market data, subject to accuracy criteria and LTV limits. Where third-parties are used for collateral valuations, they are subject to regular monitoring and review. Collateral values are subject to review, which will vary according to the type of lending, collateral involved and account performance. Such reviews are undertaken to confirm that the value recorded remains appropriate and whether revaluation is required, considering for example, account performance, market conditions and any information available that may indicate that the value of the collateral has materially declined. In such instances, Lloyds Bank Group may seek additional collateral and/or other amendments to the terms of the facility. Lloyds Bank Group adjusts estimated market values to take account of the costs of realisation and any discount associated with the realisation of the collateral when estimating credit losses.

Lloyds Bank Group considers risk concentrations by collateral providers and collateral type with a view to ensuring that any potential undue concentrations of risk are identified and suitably managed by changes to strategy, policy and/or business plans.

Lloyds Bank Group seeks to avoid correlation or wrong-way risk where possible. Under the repurchase (repo) credit policy, the issuer of the collateral and the repo counterparty should be neither the same nor connected. The same rule applies for derivatives. Risk division has the necessary discretion to extend this rule to other cases where there is significant correlation. Countries with a rating equivalent to AA- or better may be considered to have no adverse correlation between the counterparty domiciled in that country and the country of risk (issuer of securities).

Refer to note 47 on page F-108 for further information on collateral.

Additional mitigation for Retail customers

Lloyds Bank Group uses a variety of lending criteria when assessing applications for mortgages and unsecured lending. The general approval process uses credit acceptance scorecards and involves a review of an applicant’s previous credit history using internal data and information held by Credit Reference Agencies (CRA).

Lloyds Bank Group also assesses the affordability and sustainability of lending for each borrower. For secured lending this includes use of an appropriate stressed interest rate scenario. Affordability assessments for all lending are compliant with relevant regulatory and conduct guidelines. Lloyds Bank Group takes reasonable steps to validate information used in the assessment of a customer’s income and expenditure.

In addition, Lloyds Bank Group has in place quantitative limits such as maximum limits for individual customer products, the level of borrowing to income and the ratio of borrowing to collateral. Some of these limits relate to internal approval levels and others are policy limits above which Lloyds Bank Group will typically reject borrowing applications. Lloyds Bank Group also applies certain criteria that are applicable to specific products for example applications for buy-to-let mortgages.

operating and financial reView and prospects

For UK mortgages, policy permits owner occupier applications with a maximum LTV of 95 per cent. Applications with an LTV above 90 per cent are subject to enhanced underwriting criteria, including higher scorecard cut-offs and loan size restrictions. The Lloyds Bank Group’s Lend a Hand product permits a loan of up to 100 per cent where a qualifying family member places a 10 per cent deposit in a linked savings account.

Buy-to-let mortgages within Retail are limited to a maximum loan size of £1,000,000 and 75 per cent LTV. Buy-to-let applications must pass a minimum rental cover ratio of 125 per cent under stressed interest rates, after applicable tax liabilities. Portfolio Landlords (customers with four or more mortgaged buy-to-let properties) are subject to additional controls including evaluation of overall portfolio resilience.

Lloyds Bank Group’s policy is to reject any application for a lending product where a customer is registered as bankrupt or insolvent, or has a recent County Court Judgment or financial default registered at a CRA used by Lloyds Bank Group above de minimis thresholds. In addition, Lloyds Bank Group typically rejects applicants where total unsecured debt, debt-to-income ratios, or other indicators of financial difficulty exceed policy limits.

Where credit acceptance scorecards are used, new models, model changes and monitoring of model effectiveness are independently reviewed and approved in accordance with the governance framework set by the Group Model Governance Committee.

Additional mitigation for Commercial customers

Individual credit assessment and independent sanction of customer and bank limits: with the exception of small exposures to SME customers where certain relationship managers have limited delegated sanctioning authority, credit risk in commercial customer portfolios is subject to sanction by the independent Risk division, which considers the strengths and weaknesses of individual transactions, the balance of risk and reward and how credit risk aligns to Lloyds Bank Group and Divisional risk appetite. Exposure to individual counterparties, groups of counterparties or customer risk segments is controlled through a tiered hierarchy of delegated sanctioning authorities and risk based recommended maximum limit parameters. Approval requirements for each decision are based on a number of factors including, but not limited to, the transaction amount, the customer’s aggregate facilities, credit policy, risk appetite, credit risk ratings and the nature and term of the risk. Lloyds Bank Group’s credit risk appetite criteria for counterparty and customer underwriting is generally the same as that for assets intended to be held to maturity. All hard underwriting must be sanctioned by Risk division.

Counterparty credit limits: limits are set against all types of exposure in a counterparty name, in accordance with an agreed methodology for each exposure type. This includes credit risk exposure on individual derivatives and securities financing transactions, which incorporates potential future exposures from market movements against agreed confidence intervals. Aggregate facility levels by counterparty are set and limit breaches are subject to escalation procedures.

Daily settlement limits: settlement risk arises in any situation where a payment in cash, securities or equities is made in the expectation of a corresponding receipt in cash, securities or equities. Daily settlement limits are established for each relevant counterparty to cover the aggregate of all settlement risk arising from Lloyds Bank Group’s market transactions on any single day.

Master netting agreements

It is credit policy that a Lloyds Bank Group approved master netting agreement must be used for all derivative and traded product transactions and must be in place prior to trading. This requirement extends to trades with clients and the counterparties used for Lloyds Bank Group’s own hedging activities, which may also include clearing trades with Central Counterparties (CCPs). Any exceptions must be approved by the appropriate credit sanctioner. Master netting agreements do not generally result in an offset of balance sheet assets and liabilities for accounting purposes, as transactions are usually settled on a gross basis. However, within relevant jurisdictions and for appropriate counterparty types master netting agreements do reduce the credit risk to the extent that, if an event of default occurs, all trades with the counterparty may be terminated and settled on a net basis. Lloyds Bank Group’s overall exposure to credit risk on derivative instruments subject to master netting agreements can change substantially within a short period, since this is the net position of all trades under the master netting agreement.

Other credit risk transfers

Lloyds Bank Group also undertakes asset sales, credit derivative based transactions and securitisations as a means of mitigating or reducing credit risk, taking into account the nature of assets and the prevailing market conditions.

MONITORING

In conjunction with Risk division, businesses identify and define portfolios of credit and related risk exposures and the key behaviours and characteristics by which those portfolios are managed and monitored. This entails the production and analysis of regular portfolio monitoring reports for review by senior management. Risk division in turn produces an aggregated view of credit risk across Lloyds Bank Group, including reports on material credit exposures, concentrations, concerns and other management information, which is presented to the divisional risk committees, Group Risk Committee and the Board Risk Committee.

Models

The performance of all models used in credit risk is monitored in line with Lloyds Banking Group’s governance framework – see Model risk on page 71.

Intensive care of customers in financial difficulty

Lloyds Bank Group operates a number of solutions to assist borrowers who are experiencing financial stress. The material elements of these solutions through which Lloyds Bank Group has granted a concession, whether temporarily or permanently, are set out below.

Forbearance

Lloyds Bank Group’s aim in offering forbearance and other assistance to customers in financial distress is to benefit both the customer and Lloyds Bank Group by supporting its customers and acting in their best interests by, where possible, bringing customer facilities back into a sustainable position.

Lloyds Bank Group offers a range of tools and assistance to support customers who are encountering financial difficulties. Cases are managed on an individual basis, with the circumstances of each customer considered separately and the action taken judged as being appropriate and sustainable for both the customer and Lloyds Bank Group.

The provision and review of such assistance is controlled through the application of an appropriate policy framework and associated controls. Regular review of the assistance offered to customers is undertaken to confirm that it remains appropriate, alongside monitoring of customers’ performance and the level of payments received.

Lloyds Bank Group classifies accounts as forborne at the time a customer in financial difficulty is granted a concession. Accounts are classified as forborne for a minimum of two or three years, dependent on whether the exposure is performing or non-performing when the concession is applied.

Forbearance measures consist of concessions towards a debtor that is experiencing or about to experience difficulties in meeting its financial commitments. This can include modification of the previous terms and conditions of a contract or a total or partial refinancing of a troubled debt contract, either of which would not have been required had the debtor not been experiencing financial difficulties.

Non-performing exposures can be reclassified as Performing Forborne after a minimum 12 month cure period, providing there are no past due amounts or concerns regarding the full repayment of the exposure. A minimum of a further 24 months must pass from the date the forborne exposure was operating and financial reView and prospects

reclassified as Performing Forborne before the account can exit forbearance. If conditions to exit forbearance are not met at the end of this probation period, the exposure shall continue to be identified as forborne until all the conditions are met.

THE LLOYDS BANK GROUP CREDIT RISK PORTFOLIO IN 2018

Overview

–	In order to ensure compliance with the ring-fencing legislation £16.1 billion of loans and advances, the majority of which were classified as Stage 1, were transferred to Lloyds Bank Corporate Markets plc from Lloyds Bank Group. This reduction and the sale of the £4 billion Irish residential mortgages portfolio was offset by a £19 billion increase in holdings of reverse repurchase agreement balances.
–	Credit quality remains strong with no deterioration in credit risk. Flow to arrears remains stable at low levels. Portfolios continue to be well positioned, reflecting a continued prudent, through the cycle approach to credit risk and benefiting from continued low interest rates and a resilient UK economy.
–	The net asset quality ratio increased to 22 basis points (2017: 18 basis points) and the impairment charge increased to £926 million in 2018 (2017: £687 million) driven by expected lower releases and write-backs, the inclusion of MBNA for a full year and a low impairment charge in Secured compared to one-off write-backs in 2017.
–	The closed mortgage book continued to run off, reducing by a further £2.4 billion during 2018.
–	Stage 2 loans as a proportion of total loans and advances to customers have reduced to 5.4 per cent (1 January 2018: 8.0 per cent), with Stage 2 loans and advances down by £11.9 billion to £25.3 billion driven by the sale of the Irish mortgage portfolio, model refinements to the Stage 2 transfer approach for Secured and portfolio improvements. Coverage of Stage 2 drawn balances increased to 4.2 per cent (1 January 2018: 3.4 per cent).
–	Stage 3 loans as a proportion of total loans and advances to customers have remained broadly stable at 1.2 per cent (1 January 2018: 1.1 per cent), with Stage 3 loans and advances up £0.3 billion to £5.4 billion. Coverage of Stage 3 drawn balances decreased to 26.6 per cent (1 January 2018: 28.6 per cent).

Low risk culture and prudent risk appetite

–	Lloyds Bank Group continues to grow lending to targeted segments, with robust credit quality and affordability controls at origination and a prudent through the cycle credit risk appetite.
–	Credit portfolios are well positioned against an uncertain economic outlook and potential market volatility, including that related to the UK’s exit from the EU.
–	Effective risk management ensures early identification and management of customers and counterparties who may be showing signs of distress.
–	Sector concentrations within the portfolios are closely monitored and controlled, with mitigating actions taken where appropriate. Sector and product caps limit exposure to certain higher risk and vulnerable sectors and asset classes.

Lloyds Bank Group impairment charge

			Financial
	Loans		assets at
	and	Loans	fair value
	advances	and	through other
	to banks	advances	comprehensive	Undrawn	2018
	and other assets	to customers	income	balances	Total
	£m	£m	£m	£m	£m
Retail	–	889	–	(27)	862
Commercial Banking	1	135	(14)	(45)	77
Other	–	(13)	–	–	(13)
Total impairment charge	1	1,011	(14)	(72)	926
Asset quality ratio					0.22%
Gross asset quality ratio					0.29%

Lloyds Bank Group total expected credit loss allowance

			At 31 Dec	At 1 Jan	At 31 Dec
			2018	2018	2017[1]
			£m	£m	£m
Customer related balances
Drawn			3,020	3,217	2,195
Undrawn			190	273	30
			3,210	3,490	2,225
Other assets			3	7	3
Total ECL allowance			3,213	3,497	2,228

1	Prior period comparatives are on an IAS 39 basis.
32

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Lloyds Bank Group loans and advances to customers

The following pages contain analysis of Lloyds Bank Group’s loans and advances to customers by sub-portfolio. Loans and advances to customers are categorised into the following stages:

Stage 1 assets comprise newly originated assets (unless purchased or originated credit impaired), as well as those which have not experienced a significant increase in credit risk. These assets carry an expected credit loss (ECL) allowance equivalent to the ECL that results from those default events that are possible within 12 months of the reporting date (12 month ECL).

Stage 2 assets are those which have experienced a significant increase in credit risk since origination. These assets carry an ECL equivalent to the ECL arising over the lifetime of the asset (lifetime ECL).

Stage 3 assets have either defaulted or are otherwise considered to be credit impaired. These assets carry a lifetime ECL.

Purchased or originated credit impaired assets (POCI) are those that have been originated or acquired in a credit impaired state. This category includes the purchase of a financial asset at a deep discount that reflects impaired credit losses.

Lloyds Bank Group loans and advances to customers

	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	Purchased or originated credit-impaired £m	Stage 3 as % of total %
At 31 December 2018
Retail	341,682	305,160	18,741	2,390	15,391	0.7
Commercial Banking	85,706	76,190	6,558	2,958	–	3.5
Other	39,676	39,618	9	49	–	0.1
Total gross lending	467,064	420,968	25,308	5,397	15,391	1.2
ECL allowances on drawn balances	(3,020)	(518)	(992)	(1,432)	(78)
Net balance sheet carrying value	464,044	420,450	24,316	3,965	15,313
ECL allowance (drawn and undrawn) as a percentage of gross lending (%)[1]	0.7	0.2	4.2	27.9	0.5

At 1 January 2018[1]
Total gross lending	464,172	403,881	37,245	5,073	17,973	1.1
ECL allowances on drawn balances	(3,217)	(597)	(1,148)	(1,440)	(32)
Net balance sheet carrying value	460,955	403,284	36,097	3,633	17,941
ECL allowance (drawn and undrawn) as a percentage of gross lending (%)[1]	0.8	0.2	3.4	30.1	0.2

1	Stage 3 expected credit loss allowances as a percentage of drawn balances are calculated excluding loans in recoveries for Retail (31 December 2018: £250 million; 1 January 2018: £291 million).
33

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Lloyds Bank Group expected credit loss allowances (drawn and undrawn) as a percentage of loans and advances to customers

	Total		Stage 1		Stage 2		Stage 3		Purchased or originated credit-impaired
	£m	as % of drawn balances %	£m	as % of drawn balances %	£m	as % of drawn balances %	£m	as % of drawn balances[1] %	£m	as % of drawn balances %
At 31 December 2018
Retail	1,768	0.5	493	0.2	713	3.8	484	22.6	78	0.5
Commercial Banking	1,383	1.6	105	0.1	335	5.1	943	31.9	–	–
Other	59	0.1	41	0.1	7	77.8	11	22.4	–	–
Total at 31 December 2018	3,210	0.7	639	0.2	1,055	4.2	1,438	27.9	78	0.5
Total at 1 January 2018	3,490	0.8	744	0.2	1,274	3.4	1,440	30.1	32	0.2

1	Stage 3 ECL allowances as a percentage of drawn balances are calculated excluding loans in recoveries for Retail (31 December 2018: £250 million; 1 January 2018: £291 million).

Lloyds Bank Group Stage 2 loans and advances to customers

	Up to date			1-30 days past due			Over 30 days past due
	Gross lending £m	Expected credit loss £m	As % of gross lending %	Gross lending £m	Expected credit loss £m	As % of gross lending %	Gross lending £m	Expected credit loss £m	As % of gross lending %
At 31 December 2018
Retail	14,505	498	3.4	2,441	113	4.6	1,795	102	5.7
Commercial Banking	5,986	284	4.7	455	42	9.2	117	9	7.7
Other	7	6	85.7	–	–	–	2	1	50.0
Total at 31 December 2018	20,498	788	3.8	2,896	155	5.4	1,914	112	5.9
Total at 1 January 2018	33,268	1,048	3.2	2,318	131	5.7	1,659	95	5.7

Assessment of a significant increase in credit risk, and resulting categorisation of Stage 2, includes customers moving into early arrears as well as a broader assessment that an up to date customer has experienced a level of deterioration in credit risk since origination. A more sophisticated assessment is required for up to date customers, which varies across divisions and product type. This assessment incorporates specific triggers such as a significant proportionate increase in probability of default relative to that at origination, recent arrears, forbearance activity, internal watch lists and external bureau flags. Up to date exposures in Stage 2 are likely to show lower levels of expected credit loss (ECL) allowance relative to those that have already moved into arrears given that an arrears status typically reflects a stronger indication of future default and greater likelihood of credit losses.

34

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Retail

–	The credit quality of the Retail portfolios remains strong and continues to benefit from robust credit risk management, including affordability and indebtedness controls at origination and a prudent approach to risk appetite. The economic environment remains resilient with record employment rates, falling inflation, positive real wage growth and household indebtedness remaining below pre-crisis levels.
–	New business quality remains strong;
–	The flow of loans entering arrears remains at low levels;
–	Stage 3 balances are broadly flat at 0.7 per cent; and
–	Stage 2 balances have reduced to 5.5 per cent of the portfolio, largely due to model refinements to the Stage 2 transfer approach for Secured.
–	Loans and advances remained flat during the period at £342 billion as of 31 December 2018.
–	The impairment charge increased by £236 million (38 per cent) to £862 million for 2018 (2017: £626 million). The increase is attributable to the inclusion of MBNA for a full year and a low impairment charge in Secured compared to one-off write-backs in 2017.
–	Expected credit loss (ECL) allowance as a percentage of drawn balances for Stage 3 increased to 22.6 per cent from 22.0 per cent relating to prudent provisioning in Secured. Coverage for Stage 2 has increased to 3.8 per cent from 2.8 per cent, largely due to model refinements to the Stage 2 transfer approach for Secured resulting in a reclassification of better quality Stage 2 assets into Stage 1.

Retail impairment charge

2018 £m
Secured	38
Unsecured[1]	683
UK Motor Finance	113
Other[2]	28
Total impairment charge	862
Asset quality ratio	0.25%

1	Unsecured includes Credit cards, Loans and Overdrafts.

2	Other includes Business Banking, Europe and Retail run-off.

Retail loans and advances to customers

	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	Purchased or originated credit-impaired £m	Stage 3 as % of total %
At 31 December 2018
Secured	288,235	257,797	13,654	1,393	15,391	0.5
Unsecured[1]	28,115	24,705	2,707	703	–	2.5
UK Motor Finance	14,933	13,224	1,580	129	–	0.9
Other[2]	10,399	9,434	800	165	–	1.6
Total gross lending	341,682	305,160	18,741	2,390	15,391	0.7
ECL allowances on drawn balances	(1,613)	(389)	(662)	(484)	(78)
Net balance sheet carrying value	340,069	304,771	18,079	1,906	15,313
ECL allowances (drawn and undrawn) as a percentage of gross lending (%)[3]	0.5	0.2	3.8	22.6

At 1 January 2018
Total gross lending	341,661	296,264	25,319	2,105	17,973	0.6
ECL allowances on drawn balances	(1,495)	(424)	(640)	(399)	(32)
Net balance sheet carrying value	340,166	295,840	24,679	1,706	17,941
ECL allowances (drawn and undrawn) as a percentage of gross lending (%)[3]	0.5	0.2	2.8	22.0

1	Unsecured includes Credit cards, Loans and Overdrafts.

2	Other includes Business Banking, Europe and Retail run-off.

3	Stage 3 ECL allowances as a percentage of drawn balances are calculated excluding loans in recoveries for Unsecured (31 December 2018: £233 million; 1 January 2018: £277 million) and Business Banking within Other (31 December 2018: £17 million; 1 January 2018: £14 million).
35

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Retail expected credit loss allowances (drawn and undrawn) as a percentage of loans and advances to customers

	Total		Stage 1		Stage 2		Stage 3		Purchased or originated credit-impaired £m
	£m	As % of drawn balances %	£m	As % of drawn balances %	£m	As % of drawn balances %	£m	As % of drawn balances[1] %	£m	As % of drawn balances %
At 31 December 2018
Secured	460	0.2	38	–	226	1.7	118	8.5	78	0.5
Unsecured[2]	896	3.2	287	1.2	379	14.0	230	48.9	–	–
UK Motor Finance[3]	290	1.9	127	1.0	78	4.9	85	65.9	–	–
Other[4]	122	1.2	41	0.4	30	3.8	51	34.5	–	–
Total at 31 December 2018	1,768	0.5	493	0.2	713	3.8	484	22.6	78	0.5
Total at 1 January 2018	1,685	0.5	538	0.2	716	2.8	399	22.0	32	0.2

1	Stage 3 ECL allowance as a percentage of drawn balances are calculated excluding loans in recoveries for Unsecured (31 December 2018: £233 million; 1 January 2018: £277 million), and Business Banking within Other (31 December 2018: £17 million; 1 January 2018: £14 million).

2	Unsecured includes Credit cards, Loans and Overdrafts.

3	UK Motor Finance for Stages 1 and 2 include £99 million (1 January 2018: £84 million) relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.

4	Other includes Business Banking, Europe and Retail run-off.

Retail Stage 2 loans and advances to customers

	Up to date			1-30 days past due			Over 30 days past due
	Gross lending £m	Expected credit loss £m	As % of gross lending %	Gross lending £m	Expected credit loss £m	As % of gross lending %	Gross lending £m	Expected credit loss £m	As % of gross lending %
At 31 December 2018
Secured	10,118	139	1.4	1,955	30	1.5	1,581	57	3.6
Unsecured[1]	2,355	293	12.4	258	53	20.5	94	33	35.1
UK Motor Finance	1,403	47	3.3	146	23	15.8	31	8	25.8
Other[2]	629	19	3.0	82	7	8.5	89	4	4.5
Total at 31 December 2018	14,505	498	3.4	2,441	113	4.6	1,795	102	5.7
Total at 1 January 2018[3]	21,773	535	2.5	2,005	90	4.5	1,541	91	5.9

1	Unsecured includes Credit cards, Loans and Overdrafts.

2	Other includes Business Banking, Europe and Retail run-off.

3	Secured days past due segmentation restated to align with IFRS 9 classifications.

Portfolios

–	Secured credit quality remained strong, with flow to arrears stable at low levels. The average indexed loan to value (LTV) remained stable at 44.1 per cent (1 January 2018: 43.6 per cent) and the proportion of balances with an LTV of greater than 90 per cent remained low at 2.9 per cent (1 January 2018: 2.5 per cent). The average LTV of new business improved to 62.5 per cent (31 December 2017: 63.0 per cent). The closed Specialist mortgage portfolio continued to run off, reducing by a further £1.7 billion (11.0 per cent). Total Secured loans and advances decreased by £2.8 billion (1.0 per cent) to £288 billion (1 January 2018: £291 billion), due to reductions in the Buy-to-let and closed Specialist portfolios. The impairment charge was £38 million compared to a release of £15 million in 2017 arising from one-off write-backs. Total expected credit loss allowance as a percentage of loans and advances (coverage) remained broadly flat.

–	Unsecured loans and advances were broadly flat for the year ending 31 December 2018. The impairment charge increased by £91 million to £683 million (2017: £592 million), mainly due to the inclusion of MBNA for a full year. Coverage decreased slightly to 3.2 per cent at 31 December 2018 (1 January 2018: 3.3 per cent), with model refinements in Stage 2 offset by those in Stage 3.
36

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

–	The UK Motor Finance portfolio continued to grow, with loans and advances increasing by 8.7 per cent to £14.9 billion at 31 December 2018 (1 January 2018: £13.7 billion). Increases in Stage 2 and Stage 3 balances reflect growth in the retail portfolio. The impairment charge in the period was broadly flat at £113 million (2017: £111 million). The portfolio continues to benefit from a conservative approach to residual values at origination and through the loan lifecycle, with prudent residual value provisions accounting for £99 million of Stage 1 and Stage 2 expected credit loss allowance at 31 December 2018. Coverage for the portfolio was flat at 1.9 per cent.

–	Other loans and advances increased by £1.4 billion to £10.4 billion driven by a transfer of largely Stage 1 assets from SME into Business Banking. The impairment charge increased by £5 million to £28 million in the year due to the non-repeat of one-off write-backs in 2017 relating to a closed portfolio. Coverage remained flat at 1.2 per cent.

Retail secured loans and advances to customers

	At 31 Dec 2018[1] £m	At 1 Jan 2018[1] £m
Mainstream	223,230	222,814
Buy-to-let	51,322	52,834
Specialist	13,683	15,373
Total	288,235	291,021

1	The balances include the impact of HBOS related acquisition adjustments.

Period end and average LTVs across the Retail mortgage portfolios

	Mainstream %	Buy-to-let %	Specialist %	Total %
At 31 December 2018
Less than 60%	54.2	55.7	59.7	54.7
60% to 70%	16.0	22.8	16.5	17.3
70% to 80%	15.9	15.7	12.0	15.7
80% to 90%	10.7	4.6	6.6	9.4
90% to 100%	2.8	0.7	2.0	2.4
Greater than 100%	0.4	0.5	3.2	0.5
Total	100.0	100.0	100.0	100.0
Average loan to value[1]:
Stock of residential mortgages	42.5	52.1	45.8	44.1
New residential lending	63.1	58.6	n/a	62.5

	Mainstream %	Buy-to-let %	Specialist %	Total %
At 31 December 2017
Less than 60%	57.1	53.9	57.6	56.4
60% to 70%	16.9	25.0	18.4	18.5
70% to 80%	14.5	15.7	12.8	14.6
80% to 90%	9.0	4.1	6.4	8.0
90% to 100%	2.1	0.7	1.6	1.9
Greater than 100%	0.4	0.6	3.2	0.6
Total	100.0	100.0	100.0	100.0
Average loan to value[1]:
Stock of residential mortgages	41.7	53.0	47.4	43.6
New residential lending	63.7	59.1	n/a	63.0

1	Average loan to value is calculated as total loans and advances as a percentage of the total indexed collateral of these loans and advances; the balances exclude the impact of HBOS related acquisition adjustments.
37

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Interest only mortgages

Lloyds Bank Group provides interest only mortgages to owner occupier mortgage customers whereby only payments of interest are made for the term of the mortgage with the customer responsible for repaying the principal outstanding at the end of the loan term. At 31 December 2018, owner occupier interest only balances as a proportion of total owner occupier balances had reduced to 26.7 per cent (31 December 2017: 29.0 per cent). The average indexed loan to value improved to 41.3 per cent (31 December 2017: 41.7 per cent).

For existing interest only mortgages, a contact strategy is in place throughout the term of the mortgage to ensure that customers are aware of their obligations to repay the principal upon maturity of the loan.

Treatment strategies are in place to help customers anticipate and plan for repayment of capital at maturity and support those who may have difficulty in repaying the principal amount. A dedicated specialist team supports customers who have passed their contractual maturity date and are unable to fully repay the principal. A range of treatments are offered such as full (or part) conversion to capital repayment and extension of term to match the maturity dates of any associated repayment vehicles.

Analysis of owner occupier interest only mortgages

	At 31 December 2018 Total	At 1 January 2018 Total
Interest only balances (£m)	63,138	69,129
Stage 1 (%)	79.1	75.4
Stage 2 (%)	6.6	9.5
Stage 3 (%)	1.0	0.8
Purchased or originated credit impaired (%)	13.3	14.3

Average loan to value (%)	41.3	41.7

Maturity profile (£m)
Due	1,144	1,043
1 year	2,405	2,612
2-5 years	10,229	10,158
6-10 years	18,562	17,913
>11 years	30,798	37,403

Past term interest only balances (£m)[1]	1,635	1,474
Stage 1 (%)	2.8	2.9
Stage 2 (%)	16.8	15.3
Stage 3 (%)	17.9	15.6
Purchased or originated credit impaired (%)	62.5	66.2

Average loan to value (%)	35.2	33.4
Negative equity (%)	2.8	2.1

1	Balances where all interest only elements have moved past term. Some may subsequently have had a term extension, so are no longer classed as due.

Retail forbearance

The basis of disclosure for forbearance has changed compared to previous years to be aligned to definitions used in the European Banking Authority’s FINREP reporting. On a like-for-like basis, the change leads to an increase in disclosed forbearance of £5.6 billion, with the main drivers being longer probation periods before a customer can return to order and the inclusion of Past Term Interest Only for Secured.

The main customer treatments included are: repair, where arrears are written on to the loan balance and the arrears position cancelled; instances where there are suspensions of interest and/or capital repayments; Past Term Interest Only mortgages; and refinance personal loans.

Total forbearance for the major retail portfolios has improved by £569 million to £6.6 billion driven by customers exiting probation and returning to order on the Secured portfolio. As a percentage of loans and advances, forborne loans improved to 2.1 per cent at 31 December 2018 (1 January 2018: 2.2 per cent). 98.0 per cent of forborne loans are captured in Stage 2, Stage 3 or POCI and hold provision on a lifetime basis. Total expected credit losses (ECL) as a proportion of loans and advances which are forborne has increased to 3.6 per cent (1 January 2018: 3.2 per cent) due to prudent provisioning on the Secured portfolio.

Lloyds Bank Group measures the success of a forbearance scheme for Retail Secured customers based upon the proportion of customers performing (less than or equal to three months in arrears) over the 24 months following the exit from a forbearance treatment. For temporary treatments, 80.4 per cent of UK Secured customers accepting reduced payment arrangements are performing. For permanent treatments, 83.2 per cent of UK Secured customers who have accepted capitalisations of arrears and 84.4 per cent of customers who have accepted term extensions are performing.

38

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Retail forborne loans and advances

	Total £m	Of which Stage 2 £m	Of which Stage 3 £m	Of which purchased or originated credit- impaired £m	Expected credit losses as a % of total loans and advances which are forborne[1] %
At 31 December 2018[2]
Secured	6,089	1,136	642	4,241	1.6
Unsecured[3]	435	173	200	–	27.8
UK Motor Finance (Retail)	56	30	25	–	34.8
Total at 31 December 2018	6,580	1,339	867	4,241	3.6
Total at 1 January 2018[2]	7,149	1,523	816	4,693	3.2

1	ECL as a percentage of total loans and advances which are forborne are calculated excluding loans in recoveries for Unsecured (31 December 2018: £107 million; 1 January 2018: £147 million).
2	The balances include the impact of HBOS related acquisition adjustments.
3	Excludes MBNA.

Commercial Banking

–	2018 saw the transfer of £16.1 billion of loans and advances, the majority of which were Stage 1 under IFRS 9, and associated expected credit losses to Lloyds Bank Corporate Markets plc, which has had an impact on the proportion of loans across IFRS 9 stages, ECL and ECL allowances as a proportion of loans and advances.

–	The overall credit quality of the portfolio and new business remains good with the portfolio benefiting from effective risk management, a through the cycle approach to risk appetite and continued low interest rates.

–	Uncertainty persists around the UK and global economic outlook, including the outcome of EU exit negotiations, the sustainability of global economic growth, trade wars and geopolitical risks. Allied to this are headwinds in a number of sectors including construction, support services and consumer-related sectors, such as retail. However, the portfolios remain well positioned and Lloyds Bank Group’s through the cycle risk appetite approach is unchanged. Monitoring indicates no material deterioration in the credit quality of the portfolio.

–	Internal and external key performance indicators are monitored closely to help identify early signs of any deterioration. Portfolios remain subject to ongoing risk mitigation actions as appropriate.

–	Planning for any EU exit outcome is well advanced and continues to evolve in Commercial Banking to ensure portfolio quality is maintained whilst supporting the Helping Britain Prosper strategy.

–	Net impairment charge for 2018 of £77 million compared with a net charge of £89 million in 2017.

–	Stage 3 gross charges included the impact of IFRS 9 model refinements and were broadly flat year on year. Net impairment releases in Stage 1 and 2 were weighted towards non-SME portfolios and reflect a number of factors including transfers between stages (including to and from Stage 3), refinements to the IFRS 9 model methodology as well as adjustments to Multiple Economic Scenario impacts to reflect any changes to the underlying economic outlook.

–	The size and nature of the commercial portfolio results in some volatility as cases move between stages. Stage 3 loans as a proportion of total loans and advances to customers has increased to 3.5 per cent (1 January 2018: 2.6 per cent). Stage 3 ECL allowance as a percentage of Stage 3 drawn balances has reduced to 31.9 per cent (1 January 2018: 35.9 per cent) largely as a result of a transfer in of assets to impaired status on which lower ECL allowances are assessed.

–	Stage 2 loans as a proportion of total loans and advances to customers remained broadly stable at 7.7 per cent. The proportion of Stage 1 loans reduced to 88.9 per cent (1 January 2018: 89.7 per cent), partially driven by the transfer of assets to Lloyds Bank Corporate Markets plc. Stage 2 ECL allowances as a percentage of Stage 2 drawn balances reduced to at 5.1 per cent (1 January 2018: 5.6 per cent) due to changes in the mix of assets classified as Stage 2 and revisions to model assumptions.

–	Notwithstanding the current stable performance of the portfolio, impairments are likely to increase from their current levels, driven mainly by lower levels of releases and write-backs and an element of credit normalisation.
39

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Commercial Banking impairment charge

	2018 £m	2017¹ £m	Change %
SME	63	7
Other	14	82
Total impairment charge	77	89	13
Asset quality ratio	0.10%	0.10%	–

1	Prior period comparatives are on an IAS 39 basis. Includes Run-off, previously reported as a separate segment.

Commercial Banking loans and advances to customers

	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	Stage 3 as % of total %
At 31 December 2018
SME	30,292	26,095	3,484	713	2.4
Other	55,414	50,095	3,074	2,245	4.1
Total gross lending	85,706	76,190	6,558	2,958	3.5
ECL allowance on drawn balances	(1,348)	(88)	(323)	(937)
Net balance sheet carrying value	84,358	76,102	6,235	2,021
ECL allowances (drawn and undrawn) as a percentage of gross lending (%)	1.6	0.1	5.1	31.9
At 1 January 2018
Total gross lending	100,753	90,341	7,765	2,647	2.6
ECL allowance on drawn balances	(1,434)	(101)	(382)	(951)
Net balance sheet carrying value	99,319	90,240	7,383	1,696
ECL allowances (drawn and undrawn) as a percentage of gross lending (%)	1.5	0.1	5.6	35.9

Commercial Banking expected credit loss allowances (drawn and undrawn) as a percentage of loans and advances to customers

	Total		Stage 1		Stage 2		Stage 3
	£m	As % of drawn balances %	£m	As % of drawn balances %	£m	As % of drawn balances %	£m	As % of drawn balances %
At 31 December 2018
SME	384	1.3	40	0.2	231	6.6	113	15.8
Other	999	1.8	65	0.1	104	3.4	830	37.0
Total at 31 December 2018	1,383	1.6	105	0.1	335	5.1	943	31.9
Total at 1 January 2018	1,515	1.5	132	0.1	432	5.6	951	35.9
40

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Commercial Banking Stage 2 loans and advances to customers

	Up to date			1-30 days past due			Over 30 days past due
	Gross lending £m	Expected credit loss £m	As % of gross lending %	Gross lending £m	Expected credit loss £m	As % of gross lending %	Gross lending £m	Expected credit loss £m	As % of gross lending %
At 31 December 2018
SME	3,037	181	6.0	383	41	10.7	64	9	14.1
Other	2,949	103	3.5	72	1	1.4	53	–	–
Total at 31 December 2018	5,986	284	4.7	455	42	9.2	117	9	7.7
Total at 1 January 2018	7,420	401	5.4	250	31	12.4	95	–	–

Portfolios

–	The SME and Mid Markets portfolios are domestically focused and reflect both our prudent credit risk appetite and the underlying performance of the UK economy. Whilst certain sectors of the market are showing some emerging signs of stress, the overall credit quality of the portfolios has remained broadly stable with levels of impairment remaining low.

–	The Global Corporates business continues to have a predominance of multi-national investment grade clients who are primarily UK-based. The portfolio remains of good quality and is well positioned for the current economic outlook.

–	Through clearly defined sector strategies, Financial Institutions serves predominantly investment grade counterparties with whom relationships are either client driven or held to support Lloyds Bank Group’s funding, liquidity or general hedging requirements.

–	The commercial real estate business within the Mid Markets and Global Corporates portfolio is focused on clients operating in the UK commercial property market ranging in size from medium-sized private real estate entities up to publicly listed property companies. Credit quality remains good with minimal impairments/stressed loans. Recognising this is a cyclical sector, appropriate caps are in place to control exposure and business propositions continue to be written in line with a prudent, through the cycle risk appetite with conservative LTVs, strong quality of income and proven management teams.

–	Some clients within these portfolios may also have facilities with Lloyds Bank Corporate Markets plc.

Commercial Banking UK Direct Real Estate LTV analysis

–	Lloyds Bank Group classifies Direct Real Estate as exposure which is directly supported by cash flows from property activities (as opposed to trading activities, such as hotels, care homes and housebuilders). Exposures to social housing providers are also excluded.

–	Focus remains on the UK market, on good quality customers, with a proven track record in Real Estate and where cash flows are robust.

–	Commercial Banking UK Direct Real Estate gross lending stood at £16.6 billion at 31 December 2018 (excludes exposures subject to protection through Significant Risk Transfer securitisations). Lloyds Bank Group has a further £0.54 billion of UK Direct Real Estate exposure in Business Banking within Retail.

–	Approximately 70 per cent of loans and advances to UK Direct Real Estate relate to commercial real estate with the remainder related to residential real estate. The portfolio continues to be heavily weighted towards investment real estate (c. 90 per cent) over development.

–	The LTV profile of the UK Direct Real Estate portfolio in Commercial Banking continues to improve.

–	Development lending is subject to specific credit risk appetite criteria, including maximum loan to gross development value and maximum loan to cost, with funding typically only released against completed works as confirmed by the appointed monitoring quantity surveyor.

LTV – Commercial Banking UK Direct Real Estate

	At 31 December 2018[1]				At 31 December 2017[1,2]
	Stage 1/2 £m	Stage 3 £m	Total £m	%	Unimpaired £m	Impaired £m	Total £m	%
Investment Exposures > £1m
Less than 60%	8,832	101	8,933	81.1	8,392	169	8,561	78.8
60% to 70%	1,012	7	1,019	9.2	1,012	20	1,032	9.5
70% to 80%	267	41	308	2.8	236	44	280	2.6
80% to 100%	79	11	90	0.8	74	42	116	1.1
100% to 120%	27	25	52	0.5	103	2	105	1.0
120% to 140%	–	1	1	0.0	61	2	63	0.6
Greater than 140%	18	46	64	0.6	22	49	71	0.7
Unsecured[3]	521	31	552	5.0	586	51	637	5.9
Total Investment >£1m	10,756	263	11,019		10,486	379	10,865
Investment <£1m4	3,679	105	3,784		4,988	133	5,121
Total Investment	14,435	368	14,803		15,474	512	15,986
Development	1,698	111	1,809		1,655	147	1,802
Total	16,133	479	16,612		17,129	659	17,788

1	Excludes Commercial Banking UK Direct Real Estate exposures subject to protection through Significant Risk Transfer transactions.

2	Prior period comparatives are on an IAS 39 basis. Includes run-off, previously excluded.

3	Predominantly Investment grade lending where the Group is relying on the corporate covenant.

4	Investment exposures <£1m have an LTV profile broadly similar to the investment exposures >£1m.
41

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Commercial Banking forbearance

Commercial Banking forborne loans and advances

	Total £m	Of which Stage 3 £m
At 31 December 2018 Type of forbearance
Refinancing	38	29
Modification	3,502	2,650
Total	3,540	2,679
At 31 December 2017 Type of forbearance
Refinancing	27
Modification	3,644
Total	3,671
42

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

LOAN PORTFOLIO

ANALYSIS OF LOANS AND ADVANCES TO BANKS AND CUSTOMERS

The following table analyses loans and advances to banks and customers by category of loan at 31 December for each of the five years listed.

	2018 £m	2017 £m	2016 £m	2015 £m	2014 £m
Loans and advances to banks	3,693	4,274	5,583	25,117	26,155
Loans and advances to customers:
Mortgages	296,790	304,480	306,484	312,877	333,318
Other personal lending	28,617	28,757	20,761	20,579	23,123
Agriculture, forestry and fishing	7,308	7,074	6,860	6,924	6,586
Energy and water supply	1,356	1,609	2,320	3,247	3,853
Manufacturing	6,696	7,886	7,285	5,953	6,000
Construction	4,468	4,428	4,535	4,952	6,425
Transport, distribution and hotels	13,932	14,074	13,320	13,526	15,112
Postal and telecommunications	2,395	2,148	2,564	2,563	2,624
Financial, business and other services	61,256	54,003	46,077	43,072	44,979
Property companies	27,207	27,606	29,243	32,228	36,682
Lease financing	1,686	2,094	2,628	2,751	3,013
Hire purchase	15,353	13,591	11,617	9,536	7,403
Total loans	470,757	472,024	459,277	483,325	515,273
Allowance for impairment losses[1]	(3,021)	(2,195)	(2,412)	(3,033)	(6,414)
Total loans and advances net of allowance for impairment losses	467,736	469,829	456,865	480,292	508,859

1	The allowance for loan losses at 31 December 2018 is measured in accordance with IFRS 9; for earlier years, it was determined in accordance with IAS 39.

Due to the immateriality of Lloyds Bank Group’s non-UK activities, an analysis between domestic and foreign operations is not provided.

43

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

SUMMARY OF LOAN LOSS EXPERIENCE

The following table analyses the movements in the allowance for impairment losses on loans and advances to banks and customers (drawn balances) for each of the five years listed.

	2018 £m	2017 £m	2016 £m	2015 £m	2014 £m
Balance at end of preceding year	2,195	2,412	3,033	6,414	11,966
Adjustment on adoption of IFRS 9	1,023
Balance at 1 January 2018	3,218
Exchange and other adjustments	120	127	69	(246)	(410)
Disposal of businesses	(293)	–	–	(82)	–
Advances written off:
Loans and advances to customers:
Mortgages	(12)	(42)	(42)	(71)	(87)
Other personal lending	(988)	(925)	(728)	(853)	(1,329)
Agriculture, forestry and fishing	(4)	(1)	(1)	(1)	(8)
Energy and water supply	–	–	(9)	(73)	–
Manufacturing	(11)	(40)	(19)	(126)	(59)
Construction	(82)	(65)	(96)	(21)	(157)
Transport, distribution and hotels	(42)	(65)	(64)	(728)	(1,119)
Postal and telecommunications	(2)	–	(189)	(11)	–
Financial, business and other services	(244)	(158)	(712)	(604)	(946)
Property companies	(134)	(136)	(215)	(1,648)	(2,669)
Lease financing	–	(2)	–	(31)	(4)
Hire purchase	(57)	(65)	(36)	(37)	(54)
Loans and advances to banks	–	–	–	–	–
Total advances written off	(1,576)	(1,499)	(2,111)	(4,204)	(6,432)
Recoveries of advances written off:
Loans and advances to customers:
Mortgages	19	17	44	35	18
Other personal lending	333	419	329	366	600
Energy and water supply	84	–	3	5	–
Manufacturing	10	–	80	–	–
Construction	65	4	78	–	–
Transport, distribution and hotels	9	15	50	63	–
Postal and telecommunications	1	–	–	–	–
Financial, business and other services	42	6	241	193	–
Property companies	16	–	34	101	–
Lease financing	–	19	–	–	–
Hire purchase	–	2	2	1	63
Total recoveries of advances written off	579	482	861	764	681
Total net advances written off	(997)	(1,017)	(1,250)	(3,440)	(5,751)
44

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	2018 £m	2017 £m	2016 £m	2015 £m	2014 £m
Effect of unwinding of discount recognised through interest income	(39)	(23)	(32)	(56)	(126)
Allowances for impairment losses charged against income for the year:
Loans and advances to customers:
Mortgages	29	(119)	(23)	33	(138)
Other personal lending	699	596	438	437	536
Agriculture, forestry and fishing	10	2	3	1	2
Energy and water supply	(8)	–	(4)	35	28
Manufacturing	9	5	(48)	23	(4)
Construction	11	85	143	13	(81)
Transport, distribution and hotels	46	(19)	(35)	(88)	198
Postal and telecommunications	(2)	1	191	(2)	6
Financial, business and other services	75	41	6	77	179
Property companies	55	(7)	(166)	(140)	40
Lease financing	–	–	15	31	(1)
Hire purchase	87	111	72	23	(30)
Loans and advances to banks	1	–	–	–	–
Total allowances for impairment losses charged against income for the year	1,012	696	592	443	735
Total balance at end of year	3,021	2,195	2,412	3,033	6,414
Ratio of net write-offs during the year to average loans outstanding during the year	0.2	0.2	0.3%	0.8%	1.1%
45

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following table analyses the coverage of the allowance for loan losses by category of loans.

	2018 Allowance[1] £m	2018 Percentage of loans in each category to total loans %	2017 Allowance[1] £m	2017 Percentage of loans in each category to total loans %	2016 Allowance[1] £m	2016 Percentage of loans in each category to total loans %	2015 Allowance[1] £m	2015 Percentage of loans in each category to total loans %	2014 Allowance[1] £m	2014 Percentage of loans in each category to total loans %
Balance at year end applicable to:
Loans and advances to banks	1	0.8	–	0.9	–	1.2	–	5.2	–	5.1
Loans and advances to customers:
Mortgages	509	62.9	485	64.6	576	66.7	479	64.7	460	64.8
Other personal lending	822	6.1	381	6.1	356	4.5	388	4.3	607	4.5
Agriculture, forestry and fishing	19	1.6	8	1.5	13	1.5	15	1.4	18	1.3
Energy and water supply	11	0.3	5	0.3	6	0.5	20	0.7	61	0.7
Manufacturing	65	1.4	35	1.7	84	1.6	70	1.2	179	1.2
Construction	503	0.9	410	0.9	319	1.0	165	1.0	158	1.2
Transport, distribution and hotels	161	3.0	57	3.0	161	2.9	219	2.8	1,051	2.9
Postal and telecommunications	10	0.5	5	0.5	5	0.6	4	0.5	17	0.5
Financial, business and other services	391	13.0	306	11.4	312	10.0	811	8.9	1,225	8.7
Property companies	262	5.8	343	5.8	470	6.4	790	6.7	2,553	7.1
Lease financing	–	0.4	–	0.4	–	0.6	–	0.6	1	0.6
Hire purchase	267	3.3	160	2.9	110	2.5	72	2.0	84	1.4
Total balance at year end	3,021	100.0	2,195	100.0	2,412	100.0	3,033	100.0	6,414	100.0

1	The allowance for loan losses at 31 December 2018 is measured in accordance with IFRS 9; for earlier years, it was determined in accordance with IAS 39.
46

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RISK ELEMENTS IN THE LOAN PORTFOLIO AND POTENTIAL PROBLEM LOANS

IFRS 9, which was adopted by Lloyds Bank Group on 1 January 2018, requires that:

–	interest is recognised on all loans and advances and, as a result, no loan is classified as non-accrual; and

–	an allowance for expected credit losses is recognised on all loans and advances irrespective of whether any payments are past due.

As a result, Lloyds Bank Group no longer analyses its loans between those that are neither past due nor impaired, past due but not impaired, impaired with no provision held and impaired with a provision.

Whilst IFRS 7 has been amended to recognise the impact of IFRS 9, it still requires detailed qualitative and quantitative disclosures about loan portfolios. Lloyds Bank Group has revised its disclosures accordingly; the following tables are presented in respect of Lloyds Bank Group’s credit risk elements and potential problem loans.

	2018	2017 and earlier years
Analysis of impairment and provision status		✓
Days past due for loans and advances that are considered to have experienced a significant increase in credit risk, but are not credit-impaired	✓
Days past due for loans past due but not impaired		✓
Credit quality of all loans and advances	✓
Credit quality of loans neither past due nor impaired		✓
Interest foregone on non-performing lending	✓	✓

ANALYSIS OF IMPAIRMENT AND PROVISION STATUS

31 December 2017 and earlier years

The table below shows separately those loans that are (i) neither past due nor impaired, (ii) past due but not impaired, (iii) impaired, but not requiring a provision and (iv) impaired with a provision.

	Loans and	Loans and advances to customers				Loans and advances designated at fair value
	advances to banks £m	Retail – mortgages £m	Retail – other £m	Commercial £m	Total £m	through profit or loss £m
31 December 2017
Neither past due nor impaired	4,240	295,583	48,897	109,698	454,178	32,182
Past due but not impaired	6	5,934	585	336	6,855	–
Impaired – no provision required	28	640	306	640	1,586	–
– provision held	–	3,525	1,053	1,608	6,186	–
Gross	4,274	305,682	50,841	112,282	468,805	32,182
31 December 2016
Neither past due nor impaired	5,577	296,105	39,478	102,886	438,469	33,656
Past due but not impaired	6	7,340	386	305	8,031	–
Impaired – no provision required	–	784	392	689	1,865	–
– provision held	–	3,536	1,038	2,056	6,630	–
Gross	5,583	307,765	41,294	105,936	454,995	33,656
31 December 2015
Neither past due nor impaired	25,006	302,063	38,886	100,001	440,950	33,174
Past due but not impaired	111	8,233	393	463	9,089	–
Impaired – no provision required	–	732	690	1,092	2,514	–
– provision held	–	3,269	911	2,896	7,076	–
Gross	25,117	314,297	40,880	104,452	459,629	33,174
31 December 2014
Neither past due nor impaired	26,003	320,324	37,886	106,768	464,978	36,725
Past due but not impaired	152	10,311	674	488	11,473	–
Impaired – no provision required	–	578	938	847	2,363	–
– provision held	–	3,766	1,109	7,070	11,945	–
Gross	26,155	334,979	40,607	115,173	490,759	36,725

The analysis of lending between retail and commercial has been prepared based upon the type of exposure and not the business segment in which the exposure is recorded. Included within retail are exposures to personal customers and small businesses, whilst included within commercial are exposures to corporate customers and other large institutions.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

31 December 2018

The table below analyses Lloyds Bank Group’s loans and advances to customers and banks that are considered to have experienced a significant increase in credit risk, but are not credit-impaired, according to the number of days that have elapsed since the last payment received by Lloyds Bank Group was due from the borrower; the analysis of lending has been prepared based on the division in which the asset is held.

	Loans and	Loans and advances to customers
	advances	Retail –	Retail –
	to banks	mortgages	other	Commercial	Other	Total
	£m	£m	£m	£m	£m	£m
31 December 2018
Up to date	2	10,118	4,387	5,986	7	20,498
1-30 days past due	–	1,955	486	455	–	2,896
Over 30 days past due	–	1,581	214	117	2	1,914
Total	2	13,654	5,087	6,558	9	25,308

A financial asset is “past due” if a counterparty has failed to make a payment when contractually due.

31 December 2017 and earlier years

The loans that are past due but not impaired are analysed in the table below according to the number of days that have elapsed since the last payment received by Lloyds Bank Group was due from the borrower. The analysis of lending between retail and commercial has been prepared based upon the type of exposure and not the business segment in which the exposure is recorded. Included within retail are exposures to personal customers and small businesses, whilst included within commercial are exposures to corporate customers and other large institutions.

						Loans and
						advances
						designated
	Loans and	Loans and advances to customers				at fair value
	advances	Retail –	Retail –			through
	to banks	mortgages	other	Commercial	Total	profit or loss
	£m	£m	£m	£m	£m	£m
31 December 2017
0-30 days	6	3,057	458	246	3,761	–
30-60 days	–	1,115	111	10	1,236	–
60-90 days	–	785	3	13	801	–
90-180 days	–	977	3	8	988	–
Over 180 days	–	–	10	59	69	–
Total	6	5,934	585	336	6,855	–
31 December 2016
0-30 days	6	3,547	285	157	3,989	–
30-60 days	–	1,573	75	37	1,685	–
60-90 days	–	985	2	74	1,061	–
90-180 days	–	1,235	6	14	1,255	–
Over 180 days	–	–	18	23	41	–
Total	6	7,340	386	305	8,031	–
31 December 2015
0-30 days	111	4,066	276	248	4,590	–
30-60 days	–	1,732	81	100	1,913	–
60-90 days	–	1,065	9	52	1,126	–
90-180 days	–	1,370	8	19	1,397	–
Over 180 days	–	–	19	44	63	–
Total	111	8,233	393	463	9,089	–
31 December 2014
0-30 days	152	4,854	453	198	5,505	–
30-60 days	–	2,309	110	51	2,470	–
60-90 days	–	1,427	90	139	1,656	–
90-180 days	–	1,721	5	38	1,764	–
Over 180 days	–	–	16	62	78	–
Total	152	10,311	674	488	11,473	–

A financial asset is “past due” if a counterparty has an amount outstanding beyond its contractual due date.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

POTENTIAL PROBLEM LOANS

Potential problem loans are loans where known information about possible credit problems causes management to have concern as to the borrower’s ability to comply with the present loan repayment terms.

31 December 2018

IFRS 7 requires the disclosure of information about the credit quality of loans and advances. Lloyds Bank Group’s disclosures analyse its loans between those that Lloyds Bank Group believes are of good quality, satisfactory quality, lower quality and those that are below standard but not credit-impaired. The below standard but not credit-impaired balances represent potential problem loans; the analysis of lending has been prepared based on the division in which the asset is held.

	Loans and	Loans and advances to customers
	advances	Retail –	Retail –
	to banks	mortgages	other	Commercial	Other	Total
	£m	£m	£m	£m	£m	£m
31 December 2018
Good quality	3,588	268,524	47,051	50,243	39,624	405,442
Satisfactory quality	105	1,766	3,720	28,202	3	33,691
Lower quality	–	262	357	4,249	–	4,868
Below standard, but not credit-impaired	–	899	1,322	54	–	2,275
Total	3,693	271,451	52,450	82,748	39,627	446,276

31 December 2017 and earlier years

IFRS 7 required the disclosure of information about the credit quality of loans and advances that were neither past due nor impaired. Lloyds Bank Group’s disclosures analyse these loans between those that Lloyds Bank Group believed were of good quality, satisfactory quality, lower quality and those that were below standard but not impaired. The below standard but not impaired balances represented potential problem loans. The analysis of lending between retail and commercial has been prepared based upon the type of exposure and not the business segment in which the exposure is recorded. Included within retail are exposures to personal customers and small businesses, whilst included within commercial are exposures to corporate customers and other large institutions.

						Loans and
						advances
						designated
	Loans and	Loans and advances to customers				at fair value
	advances	Retail –	Retail –			through
	to banks	mortgages	other	Commercial	Total	profit or loss
	£m	£m	£m	£m	£m	£m
31 December 2017
Good quality	4,014	294,566	43,145	74,423		32,140
Satisfactory quality	198	790	4,770	30,154		42
Lower quality	28	32	286	4,807		–
Below standard, but not impaired	–	195	696	314		–
Total	4,240	295,583	48,897	109,698	454,178	32,182
31 December 2016
Good quality	5,434	295,088	34,195	65,605		33,626
Satisfactory quality	87	814	4,479	30,433		30
Lower quality	3	39	387	6,433		–
Below standard, but not impaired	53	164	417	415		–
Total	5,577	296,105	39,478	102,886	438,469	33,656
31 December 2015
Good quality	24,670	301,403	33,589	63,453		33,156
Satisfactory quality	311	527	4,448	28,899		15
Lower quality	4	27	476	7,210		3
Below standard, but not impaired	21	106	373	439		–
Total	25,006	302,063	38,886	100,001	440,950	33,174
31 December 2014
Good quality	25,654	318,967	30,993	65,106		36,482
Satisfactory quality	263	1,159	5,675	28,800		238
Lower quality	49	72	623	11,204		5
Below standard, but not impaired	37	126	595	1,658		–
Total	26,003	320,324	37,886	106,768	464,978	36,725

For further details see note 47 on page F-110.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INTEREST FOREGONE ON NON-PERFORMING LENDING

The table below summarises the interest foregone on impaired lending.

2018
£m
Interest income that would have been recognised under original contract terms	324
Interest income included in profit	(227)
Interest foregone	97

TROUBLED DEBT RESTRUCTURINGS

The Bank’s accounting policy for loans that are renegotiated is set out in note 2(h) to the financial statements. In accordance with IFRS 9, an impairment provision is recognised on all loans; as a result, the Bank has amended these disclosures in 2018. Loans modified by Lloyds Bank Group during the year as a result of a customer’s financial difficulties were credit-impaired at 31 December 2018 and are included within the forborne balances set out in the table below.

		Purchased
		or originated
	Credit-impaired	credit-impaired	Other	Total
	forborne	forborne	forborne	forborne
	loans and	loans and	loans and	loans and
	advances	advances	advances	advances
	£m	£m	£m	£m
At 31 December 2018
Retail:
Secured	642	4,241	1,206	6,089
Unsecured	200	–	235	435
UK Motor Finance	25	–	31	56
Total Retail	867	4,241	1,472	6,580
Commercial	2,679	–	861	3,540

				Impairment
	Total forborne loans	Total forborne loans	Total loans and	allowance as a % of
	and advances which	and advances which	advances which are	loans and advances
	are not impaired	are impaired	forborne	which are forborne
	£m	£m	£m	%
At 31 December 2017
UK secured retail	1,291	137	1,428	4.3
UK unsecured retail	55	139	194	38.6
Consumer credit cards	105	190	295	36.0
Asset Finance UK Retail	15	19	34	36.6
Run off: Ireland secured retail	213	25	238	21.0
Commercial Banking	447	1,927	2,374	35.0
Run off: Corporate Real Estate, other Corporate and Specialist Finance	–	715	715	44.1
At 31 December 2016
UK secured retail	1,879	217	2,096	4.7
UK unsecured retail	20	107	127	40.5
Consumer credit cards	93	119	212	29.0
Asset Finance UK Retail	55	62	117	27.0
Run off: Ireland secured retail	137	19	156	16.6
Commercial Banking	466	2,197	2,663	31.1
Run off: Corporate Real Estate, other Corporate and Specialist Finance	3	995	998	51.1
At 31 December 2015
UK secured retail	2,929	173	3,102	4.2
UK unsecured retail	28	119	147	40.0
Consumer credit cards	105	120	225	26.8
Asset Finance UK Retail	49	51	100	25.5
Run off: Ireland secured retail	143	26	169	13.3
Commercial Banking	986	2,543	3,529	30.9
Run off: Corporate Real Estate, other Corporate and Specialist Finance	9	1,771	1,780	52.5
Run-off Ireland: Commercial real estate and corporate	32	5	37	0.0
50

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

				Impairment
	Total forborne loans	Total forborne loans	Total loans and	allowance as a % of
	and advances which	and advances which	advances which are	loans and advances
	are not impaired	are impaired	forborne	which are forborne
	£m	£m	£m	%
At 31 December 2014
UK secured retail	4,128	266	4,394	3.5
UK unsecured retail	23	139	162	39.4
Consumer credit cards	94	140	234	29.1
Asset Finance UK Retail	56	53	109	20.5
Run off: Ireland secured retail	239	41	280	12.7
Commercial Banking	1,896	3,241	5,137	31.0
Run off: Corporate Real Estate, other Corporate and Specialist Finance	86	1,912	1,998	58.3
Run-off Ireland: Commercial real estate and corporate	384	3,052	3,436	72.2

Lloyds Bank Group assesses whether a loan benefiting from a UK Government-sponsored programme is impaired or a troubled debt restructuring using the same accounting policies and practices as it does for loans not benefiting from such a programme.

Further information on the schemes operated by Lloyds Bank Group to assist borrowers who are experiencing financial stress and on Lloyds Bank Group’s forborne loans is set out on pages 31 to 32 and pages 38 to 42.

ASSETS ACQUIRED IN EXCHANGE FOR ADVANCES

In most circumstances in the US, title to property securing residential real estate transfers to the lender upon foreclosure. The loan is written off and the property acquired in this way is reported in a separate balance sheet category with any recoveries recorded as an offset to the provision for loan losses recorded in the year. Upon sale of the acquired property, gains or losses are recorded in the income statement as a gain or loss on acquired property.

In the UK, although a bank is entitled to enforce a first charge on a property held as security, it typically does so only to the extent of enforcing its power of sale. In accordance with IFRS and industry practice, Lloyds Bank Group usually takes control of a property held as collateral on a loan at repossession without transfer of title. Loans subject to repossession continue to be reported as loans in the balance sheet. Lloyds Bank Group’s gains or losses on sale of the acquired property are recorded within the provision for loan losses during the reporting period.

The difference in practices has no effect on net income reported in the UK compared to that reported in the US but it does result in a difference in classification of losses and recoveries in the income statement.

In certain circumstances Lloyds Bank Group takes physical possession of assets held as collateral against wholesale lending. In such cases, the assets are carried on Lloyds Bank Group’s balance sheet and are classified according to Lloyds Bank Group’s accounting policies.

CROSS BORDER OUTSTANDINGS

The business of Lloyds Bank Group involves exposures in non-local currencies. These cross border outstandings comprise loans (including accrued interest), acceptances, interest-bearing deposits with other banks, other interest-bearing investments and any other monetary assets which are denominated in non-local currency. The following table analyses, by type of borrower, foreign outstandings which individually represent in excess of 1 per cent of Lloyds Bank Group’s total assets.

			Governments	Banks and other	Commercial,
			and official	financial	industrial
		Total	institutions	institutions	and other
	% of assets	£m	£m	£m	£m
At 31 December 2018:
United States of America	2.0	12,092	3,963	4,931	3,198
At 31 December 2017:
United States of America	1.6	12,963	6,760	3,205	2,998
At 31 December 2016:
United States of America	1.6	13,224	7,564	1,718	3,942

At 31 December 2018, United States of America had commitments of £672 million.

At 31 December 2018, no countries had cross-border outstandings of between 0.75 per cent and 1 per cent of assets.

At 31 December 2017, no countries had cross border outstandings of between 0.75 per cent and 1 per cent of assets.

At 31 December 2016, no countries had cross border outstandings of between 0.75 per cent and 1 per cent of assets.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

REGULATORY AND LEGAL RISK

DEFINITION

Regulatory and legal risk is defined as the risk that Lloyds Bank Group is exposed to financial loss, fines, censure, or legal or enforcement action; or to civil or criminal proceedings in the courts (or equivalent) and/or Lloyds Bank Group is unable to enforce its rights due to failing to comply with applicable laws (including codes of practice which could have legal implications), regulations, codes of conduct, legal obligations, or a failure to adequately manage actual or threatened litigation, including criminal proceedings.

EXPOSURES

Whilst Lloyds Bank Group has a zero risk appetite for material regulatory breaches or material legal incidents, Lloyds Bank Group remains exposed to them, driven by significant ongoing and new legislation, regulation and court proceedings in the UK and overseas which in each case needs to be interpreted, implemented and embedded into day-to-day operational and business practices across Lloyds Bank Group.

MEASUREMENT

Regulatory and legal risks are measured against a defined risk appetite metric, which is an assessment of material regulatory breaches and material legal incidents.

MITIGATION

Lloyds Bank Group undertakes a range of key mitigating actions to manage regulatory and legal risk. These include the following:

–	The Lloyds Bank Group Board establishes a Lloyds Bank Group-wide risk appetite and metric for regulatory and legal risk.
–	Lloyds Banking Group policies and procedures set out the principles and key controls that should apply across Lloyds Bank Group which are aligned to the Lloyds Bank Group-wide risk appetite. Mandated policies and processes require appropriate control frameworks, management information, standards and colleague training to be implemented to identify and manage regulatory and legal risk.
–	Business units identify, assess and implement policy and regulatory requirements and establish local controls, processes, procedures and resources to ensure appropriate governance and compliance.
–	Business units regularly produce management information to assist in the identification of issues and test management controls are working effectively.
–	Risk and Legal provide oversight, proactive support and constructive challenge to the business in identifying and managing regulatory and legal issues.
–	Risk conducts thematic reviews of regulatory compliance and provides oversight of regulatory compliance assessments across businesses and divisions where appropriate.
–	Business units, with the support of divisional and senior-level bodies, conduct ongoing horizon scanning to identify changes in regulatory and legal requirements.
–	Lloyds Bank Group engages with regulatory authorities and industry bodies on forthcoming regulatory changes, market reviews and investigations, ensuring programmes are established to deliver new regulation and legislation.

MONITORING

Material risks are managed through the relevant Lloyds Banking Group divisional level committees, with review and escalation through senior level committees where appropriate, including the escalation of any material regulatory breaches or material legal incidents.

CONDUCT RISK

DEFINITION

The risk of customer detriment due to poor design, distribution and execution of products and services or other activities which could undermine the integrity of the market or distort competition, leading to unfair customer outcomes, regulatory censure and financial and reputational loss.

EXPOSURES

Lloyds Bank Group faces significant conduct risks, which affect all aspects of Lloyds Bank Group’s operations and all types of customers.

Conduct risks can impact directly or indirectly on Lloyds Bank Group’s customers and can materialise from a number of areas across Lloyds Bank Group, including: business and strategic planning that does not sufficiently consider customer needs; ineffective management and monitoring of products and their distribution (including the sales process); unclear, unfair, misleading or untimely customer communications; a culture that is not sufficiently customer-centric; poor governance of colleagues’ incentives and rewards and approval of schemes which drive unfair customer outcomes; ineffective management and oversight of legacy conduct issues; ineffective management of customers’ complaints or claims; and outsourcing of customer service and product delivery via third-parties that do not have the same level of control, oversight and culture as Lloyds Bank Group. Lloyds Bank Group is also exposed to the risk of engaging in or failing to manage conduct which could constitute market abuse, undermine the integrity of a market in which it is active, distort competition or create conflicts of interest.

There is a high level of scrutiny regarding financial institutions’ treatment of customers, including those in vulnerable circumstances, from regulatory bodies, the media, politicians and consumer groups.

There continues to be a significant focus on market misconduct, resulting from previous issues relating to London Inter-bank Offered Rate (LIBOR) and foreign exchange (FX).

Due to the level of enhanced focus relating to conduct, there is a risk that certain aspects of Lloyds Bank Group’s current or legacy business may be determined by the Financial Conduct Authority, other regulatory bodies or the courts as not being conducted in accordance with applicable laws or regulations, or in a manner that fails to deliver fair and reasonable customer treatment.

MEASUREMENT

To articulate its conduct risk appetite, Lloyds Bank Group has sought more granularity through the use of suitable Conduct Risk Appetite Metrics (CRAMs) and tolerances that indicate where it may be operating outside its conduct risk appetite. These include Lloyds Bank Group Board-level conduct risk metrics covering an assessment of overall CRAMs performance, out of appetite CRAMs, Financial Ombudsman Service (FoS) change rates and complaints.

CRAMs have been designed for services and product families offered by Lloyds Bank Group and are measured by a consistent set of common metrics. These contain a range of product design, sales and process metrics to provide a more holistic view of conduct risks; some products also have a suite of additional bespoke metrics.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Each of the tolerances for the metrics are agreed for the individual product or service and are regularly tracked. At a consolidated level these metrics are part of the Lloyds Bank Group Board risk appetite. Lloyds Bank Group continues to evolve its approach to measurements supporting customer vulnerability, process delivery and customer journeys.

MITIGATION

Lloyds Bank Group takes a range of mitigating actions with respect to conduct risk. Lloyds Bank Group’s ongoing commitment to good customer outcomes sets the tone from the top and supports the development of the right customer-centric culture – strengthening links between actions to support conduct, culture and customer and enabling more effective control management. Actions to enable good conduct include:

–	Conduct risk appetite established at Lloyds Bank Group and business area level, with metrics included in the risk appetite to ensure ongoing focus.
–	Conduct policies and procedures in place to ensure appropriate controls and processes that deliver fair customer outcomes.
–	Customer needs explicitly considered within business and product level planning and strategy, through divisional customer plans, with integral conduct lens, reviewed and challenged by the Group Customer First Committee (GCFC).
–	Cultural transformation, supported by strong direction and tone from senior executives and the Lloyds Bank Group Board. This is underpinned by Lloyds Bank Group’s values, behaviours and code of responsibility, to deliver the best bank for customers.
–	Continued embedding of the customer vulnerability framework. The Group Customer Vulnerability Committee continues to operate at a senior level to prioritise change, drive implementation and ensure consistency across Lloyds Banking Group. Significant partnership with Macmillan to support customers with cancer continues, alongside ongoing activities to support all vulnerable customers, including those experiencing financial and domestic abuse.
–	Continued embedding and evolving of Lloyds Banking Group’s customer journey strategy and framework to support Lloyds Bank Group’s focus on conduct from an end-to-end customer perspective.
–	Enhanced product governance framework to ensure products continue to offer customers fair value, and consistently meet their needs throughout their product life cycle; reviewed and challenged by the Group Product Governance Committee (GPGC).
–	Enhanced complaints management through effectively responding to, and learning from, root causes of complaint volumes and FoS change rates.
–	Review and oversight of thematic conduct agenda items at GPGC, ensuring holistic consideration of key Lloyds Banking Group-wide conduct risks.
–	Enhanced recruitment and training, with a focus on how Lloyds Bank Group manages colleagues’ performance with clearer customer accountabilities.
–	Ongoing engagement with third-parties involved in serving Lloyds Bank Group’s customers to ensure consistent delivery.
–	Monitoring and testing of customer outcomes to ensure Lloyds Bank Group delivers fair outcomes for customers whilst making continuous improvements to products, services and processes.
–	Continued focus on market conduct through training and enhancements of procedures and controls, governed by the Market Steering Committee which also provides read-across for Lloyds Banking Group on industry issues.
–	Implementation of enhanced change delivery methodology to enable prioritisation and delivery of initiatives to address conduct challenges.
–	Focus on proactive identification and mitigation of conduct risk in the Lloyds Banking Group Strategic Review 3.
–	Active engagement with regulatory bodies and other stakeholders to develop understanding of concerns related to customer treatment, effective competition and market integrity, to ensure that Lloyds Bank Group’s strategic conduct focus continues to meet evolving stakeholder expectations.

MONITORING

Monitoring and reporting is undertaken at the Lloyds Banking Group Board and business area committees. As part of the reporting of CRAMs, a robust outcomes testing regime is in place to determine whether Lloyds Bank Group is delivering fair outcomes for customers.

GCFC acts as the guardian of customer experience and has responsibility for monitoring and reviewing plans and actions to improve it, including challenging divisions to make changes based on key learnings to support the delivery of Lloyds Banking Group’s vision and foster a customer-centric culture.

OPERATIONAL RISK

DEFINITION

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, which can lead to adverse customer impact, reputational damage or financial loss.

EXPOSURES

The principal operational risks to Lloyds Bank Group which could result in customer detriment, unfair customer outcomes, financial loss, disruption and/or reputational damage are:

–	A cyber-attack;
–	Change and execution risk in delivering Lloyds Bank Group’s change agenda;
–	Failure in IT systems, due to volume of change, and/or aged infrastructure;
–	Failure to protect and manage Lloyds Bank Group’s and customers’ data;
–	Internal and/or external fraud or financial crime;
–	Failure to ensure compliance with increasingly complex and detailed regulation including anti-money laundering, anti-bribery, counter-terrorist financing, and financial sanctions and prohibitions laws and regulations; and
–	Operational resilience and damage to physical assets including: terrorist acts, other acts of war or hostility, geopolitical, pandemic or other such events.

A number of these risks could increase where there is a reliance on third-party suppliers to provide services to Lloyds Bank Group or its customers.

MEASUREMENT

Operational risk is managed across Lloyds Bank Group through an operational risk framework and operational risk policies. The operational risk framework includes a risk and control self-assessment process, risk impact likelihood matrix, key risk and control indicators, risk appetite, a robust operational event management and escalation process, scenario analysis and an operational losses process.

The table overleaf shows high level loss and event trends for Lloyds Bank Group using Basel II categories. Based on data captured on Lloyds Bank Group’s Operational Risk System, in 2018 the highest frequency of events occurred in external fraud (66.49 per cent) and execution, delivery and process management (19.69 per cent). Clients, products and business practices accounted for 69.05 per cent of losses by value, driven by legacy issues where impacts materialised in 2018 (excluding PPI).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operational risk events by risk category (losses greater than or equal to £10,000), excluding PPI1

	% of total volume		% of total losses
	2018	2017	2018	2017
Business disruption and system failures	0.48	0.46	2.97	0.18
Clients, products and business practices	11.21	10.78	69.05	89.53
Damage to physical assets	1.66	2.04	0.22	0.19
Employee practices and workplace safety	–	0.06	–	0.06
Execution, delivery and process management	19.69	16.97	23.73	6.44
External fraud	66.49	69.35	4.00	3.61
Internal fraud	0.47	0.34	0.03	(0.01)
Total	100.00	100.00	100.00	100.00

1	2017 breakdowns have been restated to reflect a number of events that have been reclassified following an internal review.

Operational risk losses and scenario analysis is used to inform the Internal Capital Adequacy Assessment Process (ICAAP). Lloyds Bank Group calculates its minimum (Pillar I) operational risk capital requirements using The Standardised Approach (TSA). Pillar II is calculated using internal and external loss data and extreme but plausible scenarios that may occur in the next 12 months.

MITIGATION

Lloyds Bank Group’s strategic review considers the changing risk management requirements, adapting the change delivery model to be more agile and develop the people skills and capabilities needed to be a ‘Bank of the Future’. Lloyds Bank Group continues to review and invest in its control environment to ensure it addresses the inherent risks faced. Risks are reported and discussed at local governance forums and escalated to executive management and Board as appropriate to ensure the correct level of visibility and engagement. Lloyds Bank Group employs a range of risk management strategies, including: avoidance, mitigation, transfer (including insurance) and acceptance. Where there is a reliance on third-party suppliers to provide services, Lloyds Bank Group’s sourcing policy ensures that outsourcing initiatives follow a defined process including due diligence, risk evaluation and ongoing assurance.

Mitigating actions to the principal operational risks are:

–	The threat landscape associated with cyber risk continues to evolve and there is significant regulatory attention on this subject. The Board has defined a cyber risk appetite and continues to invest heavily to protect Lloyds Bank Group from malicious cyber-attacks. Most recent investment has focused on improving Lloyds Bank Group’s approach to identity and access management, improving capability to detect and respond to cyber-attacks and improved ability to manage vulnerabilities across the estate.
–	Lloyds Bank Group acknowledges the challenges faced with delivering new strategic initiatives and programmes alongside the extensive agenda of regulatory and legal changes whilst enhancing systems and controls. To address this, impacts of change are assessed in terms of the ability of the business to execute effectively and the potential impact on its risk profile. Key elements are monitored, including identifying resources and skills required to deliver change, critical dependencies and change readiness, while controls are also put in place to manage change activity and are monitored in line with the Change Policy. Execution and change risks and controls are reported through Group Transformation governance up to Board Risk Committee, and are recorded on key risk systems to allow for consolidation and aggregation. To supplement this, Lloyds Bank Group takes a risk-based approach to change oversight across the three lines of defence, encompassing delivery assurance, risk oversight and audit reviews focused on a combination of specific change activity and broad overarching themes.
–	Lloyds Bank Group continues to optimise its approach to IT and operational resilience by investing in technology improvements and enhancing the resilience of systems that support Lloyds Bank Group’s critical business processes, primarily through the Technology Resilience Programme, with independent verification of progress on an annual basis. The Board recognises the role that resilient technology plays in achieving Lloyds Banking Group’s strategy of becoming the best bank for customers and in maintaining banking services across the wider industry. As such, the Board dedicates considerable time and focus to this subject at both the Board and the Board Risk Committee, and continues to sponsor key investment programmes that enhance resilience.
–	Lloyds Bank Group is making a significant investment to improve data, including the security of data and oversight of third-parties. Lloyds Bank Group’s strategy is to introduce advanced data management practices, based on Lloyds Bank Group-wide standards, data-first culture and modern enterprise data platforms, supported by a simplified modern IT architecture.
–	Lloyds Bank Group adopts a risk-based approach to mitigate the internal and external fraud risks it faces, reflecting the current and emerging fraud risks within the market. Fraud risk appetite metrics have been defined, holistically covering the impacts of fraud in terms of losses to Lloyds Bank Group, costs of fraud systems and operations, and customer experience of actual and attempted fraud. Oversight of the appropriateness and performance of these metrics is undertaken regularly through business area and Lloyds Banking Group-level committees. This approach drives a continual programme of prioritised enhancements to Lloyds Bank Group’s technology, process and people related controls, with an emphasis on preventative controls supported by real time detective controls wherever feasible. Lloyds Bank Group-wide policies and operational control frameworks are maintained and designed to provide customer confidence, protect Lloyds Bank Group’s commercial interests and reputation, comply with legal requirements and meet regulatory expectations. Lloyds Bank Group’s fraud awareness programme remains a key component of its fraud control environment, and awareness of fraud risk is supported by mandatory training for all colleagues. Lloyds Bank Group also plays an active role with other financial institutions, industry bodies, and enforcement agencies in identifying and combatting fraud.
–	Lloyds Bank Group has adopted policies and procedures designed to detect and prevent the use of its banking network for money laundering, terrorist financing, bribery, tax evasion, human trafficking, and modern-day slavery, and activities prohibited by legal and regulatory sanctions. Against a background of increasingly complex and detailed laws and regulations, and of increased criminal and terrorist activity, Lloyds Bank Group regularly reviews and assesses its policies, procedures and organisational arrangements to keep them current, effective and consistent across markets and jurisdictions. Lloyds Bank Group requires mandatory training on these topics for all employees. Specifically, the anti-money laundering procedures include ‘know-your-customer’ requirements, transaction monitoring technologies, reporting of suspicions of money laundering or terrorist financing to the applicable regulatory authorities, and interaction between Lloyds Banking Group’s Financial Intelligence Unit and external agencies and other financial institutions. The Anti-Bribery Policy prohibits the payment, offer, acceptance or request of a bribe, including ‘facilitation payments’ by any employee or agent and provides a confidential reporting service for anonymous reporting of suspected or actual bribery activity. The Sanctions and the Related Prohibitions Policy sets out a framework of controls for compliance with legal and regulatory sanctions.
–	Lloyds Bank Group has increased its focus on operational resilience and has updated its operational resilience strategy to reflect changing priorities of both customers and regulators. At the core of its approach to operational resilience are Lloyds Banking Group’s Critical business processes which drive all activity, including further mapping of the processes to identify any additional resilience requirements such as impact tolerances in the event of a service outage. Lloyds Bank Group continues to develop playbooks that address a range of interruptions from internal and external threats and tests these through scenario-based testing and exercising.
54

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MONITORING

Monitoring and reporting of operational risk is undertaken at Board, Lloyds Banking Group and divisional risk committees. Each committee monitors key risks, control effectiveness, key risk and control indicators, events, operational losses, risk appetite metrics and the results of independent testing conducted by Risk and/or Internal Audit.

Lloyds Bank Group maintains a formal approach to operational risk event escalation, whereby material events are identified, captured and escalated. Root causes of events are determined, where possible, and action plans put in place to ensure an optimum level of control to keep customers and the business safe, reduce costs, and improve efficiency.

The insurance programme is monitored and reviewed regularly, with recommendations being made to Lloyds Bank Group’s senior management annually prior to each renewal. Insurers are monitored on an ongoing basis, to ensure counterparty risk is minimised. A process is in place to manage any insurer rating changes or insolvencies.

PEOPLE RISK

DEFINITION

The risk that Lloyds Bank Group fails to provide an appropriate colleague and customer-centric culture, supported by robust reward and wellbeing policies and processes; effective leadership to manage colleague resources; effective talent and succession management; and robust control to ensure all colleague-related requirements are met.

EXPOSURES

Lloyds Bank Group’s management of material people risks is critical to its capacity to deliver against its strategic objectives and to be the best bank for customers. Lloyds Bank Group is exposed to the following key people risks:

–	Maintaining organisational skills, capability, resilience and capacity levels in response to increasing volumes of organisational, political and external market change;
–	Senior Managers and Certification Regime (SM&CR) and additional regulatory constraints on remuneration structures may impact Lloyds Bank Group’s ability to attract and retain talent;
–	The increasing digitisation of the business is changing the capability mix required and may impact Lloyds Bank Group’s ability to attract and retain talent;
–	The increasing demands on colleagues and consequential impact colleague wellbeing may impact on Lloyds Bank Group’s ability to enhance colleague skills to achieve capability uplift for a digital era; and
–	Colleague engagement may continue to be challenged by ongoing media attention on banking sector culture, conduct and ethical considerations.

MEASUREMENT

People risk is measured through a series of quantitative and qualitative indicators, aligned to key sources of people risk for Lloyds Bank Group such as succession, retention, colleague engagement, wellbeing and performance management. In addition to risk appetite measures and limits, people risks and controls are monitored on a monthly basis via Lloyds Banking Group’s risk governance framework and reporting structures.

MITIGATION

Lloyds Bank Group takes many mitigating actions with respect to people risk. Key areas of focus include:

–	Focusing on leadership and colleague engagement, through delivery of strategies to attract, retain and develop high calibre people together with implementation of rigorous succession planning;
–	Continued focus on Lloyds Bank Group’s culture by developing and delivering initiatives that reinforce the appropriate behaviours which generate the best possible long-term outcomes for customers and colleagues;
–	Managing organisational capability and capacity through divisional people strategies to ensure there are the right skills and resources to meet Lloyds Bank Group’s customers’ needs and deliver Lloyds Bank Group’s strategic plan;
–	Maintain effective remuneration arrangements to ensure they promote an appropriate culture and colleague behaviours that meet customer needs and regulatory expectations;
–	Ensuring colleague wellbeing strategies and support are in place to meet colleague needs, and that the skills and capability growth required to build a workforce for the ‘Bank of the Future’ are achieved;
–	Ensuring compliance with legal and regulatory requirements related to SM&CR, embedding compliant and appropriate colleague behaviours in line with Lloyds Bank Group policies, values and its people risk priorities; and
–	Ongoing consultation with Lloyds Bank Group’s recognised unions on changes which impact their members.

MONITORING

People risks from across Lloyds Bank Group are monitored and reported through Board and Group Governance Committees in accordance with Lloyds Banking Group’s Risk Management Framework. Risk exposures are discussed monthly via the Group People Risk Committee with upwards reporting to Lloyds Banking Group Risk and Executive Committees. In addition, oversight, challenge and reporting are completed at Risk division level to assess the effectiveness of controls, recommending follow up remedial action if required. All material people risk events are escalated in accordance with the formal Lloyds Banking Group Operational Risk Policy and People Policies to the respective divisional Managing Directors and the Lloyds Banking Group Director, Conduct, Compliance and Operational Risk.

CAPITAL RISK

DEFINITION

Capital risk is defined as the risk that Lloyds Bank Group has a sub-optimal quantity or quality of capital or that capital is inefficiently deployed across Lloyds Bank Group.

EXPOSURES

A capital risk exposure arises when Lloyds Bank Group has insufficient capital resources to support its strategic objectives and plans, and to meet external stakeholder requirements and expectations. This could arise due to a depletion of Lloyds Bank Group capital resources as a result of the crystallisation of any of the risks to which it is exposed. Alternatively a shortage of capital could arise from an increase in the amount of capital that needs to be held either at Lloyds Bank Group level or at the level of one or more of the regulated entities within Lloyds Bank Group. The Lloyds Bank Group capital management approach is focused on maintaining sufficient capital resources to prevent such exposures.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MEASUREMENT

Lloyds Bank Group measures the amount of capital it holds in accordance with the regulatory framework defined by the Capital Requirements Directive and Regulation (CRD IV), as implemented in the UK by the Prudential Regulation Authority (PRA) and supplemented through additional regulation under the PRA Rulebook. Application of CRD IV requirements is subject to transitional phasing. From 1 January 2019, Lloyds Bank Group (as the ring-fenced bank sub-group) became subject to separate supervision by the PRA. Supervision on a consolidated basis is in addition to the existing supervision applied to Lloyds Bank plc on an individual basis.

The minimum amount of total capital, under Pillar 1 of the regulatory framework, is set at 8 per cent of total risk-weighted assets calculated in respect of credit risk, counterparty credit risk, operational risk and market risk. At least 4.5 per cent of risk-weighted assets are required to be covered by common equity tier 1 (CET1) capital.

The minimum requirement for capital is supplemented by Pillar 2 of the regulatory framework. Under Pillar 2A, additional requirements are set through the issuance of a Bank specific Individual Capital Requirement (ICR), which adjusts the Pillar 1 minimum requirement for those risks not covered or not fully covered under Pillar 1. A key input into the PRA’s ICR process is the Bank’s own assessment of the amount of capital it needs, a process known as the Internal Capital Adequacy Assessment Process (ICAAP). From 1 January 2019 Lloyds Bank Group became subject to a Pillar 2A capital requirement of 5.2 per cent of risk-weighted assets, of which 2.9 per cent must be met with CET1 capital, following the entry into force of the UK ring-fencing legislation.

A range of additional regulatory capital buffers apply under CRD IV, which are required to be met with CET1 capital. These include a capital conservation buffer (1.875 per cent of risk-weighted assets during 2018, increasing to 2.5 per cent from 1 January 2019) and a time-varying countercyclical capital buffer (currently 0.9 per cent of risk-weighted assets).

A systemic risk buffer (SRB) will come into force for UK ring-fenced banks during 2019. The SRB is designed to hold systemically important banks to higher capital standards, so that they can withstand a greater level of stress before requiring resolution. The PRA has recently announced that Lloyds Bank Group will be required to apply an SRB of 2 per cent of risk-weighted assets, to apply from 1 August 2019.

As part of the capital planning process, forecast capital positions are subjected to extensive internal stress testing to determine the adequacy of Lloyds Bank Group’s capital resources against the minimum requirements, including the ICR. The PRA considers outputs from the Lloyds Bank Group internal stress tests, in conjunction with Lloyds Bank Group’s other regulatory capital buffers, as part of the process for informing the setting of a capital buffer for Lloyds Bank Group, known as the PRA Buffer. The PRA requires the PRA Buffer to remain confidential between Lloyds Bank Group and the PRA.

A breach of the PRA buffer would trigger a dialogue between Lloyds Bank Group and the PRA to agree what action is required whereas a breach of the CRD IV combined buffer (all regulatory buffers excluding the PRA buffer) would give rise to mandatory restrictions upon any discretionary capital distributions by Lloyds Bank Group.

In addition to the risk-based capital framework outlined above, Lloyds Bank Group also applies the requirements of the CRD IV leverage ratio framework. The leverage ratio is calculated by dividing fully loaded tier 1 capital resources by a defined measure of on-balance sheet assets and off-balance sheet items.

From 1 January 2019, Lloyds Bank Group became subject to the UK Leverage Ratio Framework. The minimum leverage ratio requirement under the UK Leverage Ratio Framework is 3.25 per cent. This is supplemented by a time-varying countercyclical leverage buffer which is determined by multiplying the leverage exposure measure by 35 per cent of the countercyclical capital buffer rate. As at 31 December 2018 the countercyclical leverage buffer was 0.3 per cent. An additional leverage ratio buffer of 0.7 per cent will apply following the application of Lloyds Bank Group’s SRB, determined by multiplying Lloyds Bank Group’s leverage exposure measure by 35 per cent of the SRB.

At least 75 per cent of the 3.25 per cent minimum leverage ratio requirement and the entirety of any buffers that may apply must be met by CET1 capital.

MITIGATION

The Lloyds Bank Group capital management framework is part of a comprehensive capital management framework within Lloyds Banking Group which includes a Parent Group Policy framework that ensures that it operates within risk appetite, uses its capital resources efficiently and continues to comply with regulatory requirements.

Lloyds Bank Group is able to accumulate additional capital through the retention of profits over time, which can be enhanced through cutting costs and reducing or cancelling dividend payments, by raising new equity via an injection of capital from Lloyds Bank Group’s parent undertaking and by raising additional tier 1 or tier 2 capital securities. The cost and availability of additional capital is dependent upon market conditions and perceptions at the time. Lloyds Bank Group is also able to manage the demand for capital through management actions including adjusting its lending strategy, risk hedging strategies and through business disposals.

MONITORING

Capital is actively managed and monitoring capital ratios is a key factor in Lloyds Bank Group’s planning processes and stress testing. Multi-year forecasts of Lloyds Bank Group’s capital position, based upon the Lloyds Bank Group operating plan, are produced at least annually. The capital plans are tested for capital adequacy using a range of stress scenarios covering adverse economic conditions as well as other adverse factors that could impact Lloyds Bank Group.

Capital plans also consider the impact of IFRS 9 which has the potential to increase bank capital volatility. Under stress this is primarily a result of provisioning for assets that are not in default at an earlier stage than would have been the case under IAS 39. In addition it currently remains unclear as to how the IFRS 9 requirement to reflect the outcome of multiple future economic scenarios within the calculation of the expected credit losses allowance (ECL) should be reflected in capital stress tests.

Lloyds Bank Group notes that the UK regulatory authorities have previously announced, via the Financial Policy Committee (FPC) of the Bank of England, that the change in accounting standard will not change the cumulative losses banks incur during any given stress period (the losses will however be provided for at an earlier point in the stress) and that the FPC will take steps to ensure that the interaction of IFRS 9 accounting with its annual stress test does not result in de facto increases in capital requirements. In the short term the IFRS 9 transitional arrangements for capital, which Lloyds Bank Group has adopted, will provide some stability in capital requirements against increased provisioning, measurement uncertainty and volatility, introduced by IFRS 9.

Regular reporting of actual and projected ratios for Lloyds Bank Group and its key regulated entities, including ratios under stressed scenarios, is undertaken, including submissions to the Group Capital Risk Committee (GCRC), Group Financial Risk Committee (GFRC), Group Asset and Liability Committee (GALCO), Group Risk Committee (GRC), Board Risk Committee (BRC) and the Board. Capital policies and procedures are well established and subject to independent oversight.

The regulatory framework within which Lloyds Bank Group operates continues to be developed at a global level through the Financial Stability Board (FSB) and Basel Committee on Banking Supervision (BCBS), at a European level mainly through the European Commission (EC) and the issuance of CRD IV technical standards and guidelines by the European Banking Authority (EBA) and within the UK by the PRA and through directions from the Financial Policy Committee (FPC). Lloyds Bank Group continues to monitor these developments very closely, analysing potential capital impacts to ensure Lloyds Bank Group continues to maintain a strong capital position that exceeds the minimum regulatory requirements and the Lloyds Bank Group’s risk appetite and is consistent with market expectations.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Analysis of capital position

The Lloyds Bank Group’s common equity tier 1 capital ratio reduced to 14.6 per cent (31 December 2017: 15.8 per cent), predominantly reflecting the net impact of ring-fencing related restructuring activities on capital resources and risk-weighted assets during the period, including the transfer of Lloyds Bank Group’s holding in its insurance business to its ultimate parent company Lloyds Banking Group plc and the transfer of assets and liabilities of non-ring-fenced portfolios and businesses to Lloyds Bank Corporate Markets plc. In addition common equity tier 1 capital reduced as a result of the charge for payment protection insurance, the payment of the 2018 interim dividend, the accrual for the 2018 full year ordinary dividend, the increase in the defined benefit pension scheme surplus deduction, other reserve movements and an increase in intangible assets which are deducted from capital. This was partially offset by profits generated during the year and the receipt of dividends paid by the Insurance business in February 2018. Excess expected losses reduced to nil as a result of the partial absorption of the increase in impairment provisions following the adoption of IFRS 9 on 1 January 2018, which was in turn offset by the impact on retained earnings (net of transitional relief).

The transitional tier 1 capital ratio reduced to 18.0 per cent (31 December 2017: 18.3 per cent) reflecting the reduction in common equity tier 1 capital and the annual reduction in the transitional limit applied to grandfathered AT1 capital instruments, partially offset by the reduction in risk-weighted assets and the removal of the deduction for significant investments. The transitional total capital ratio increased to 22.1 per cent (31 December 2017: 21.5 per cent), largely reflecting the reduction in risk-weighted assets and the removal of the deduction for significant investments, partially offset by the reduction in common equity tier 1 capital.

Risk-weighted assets reduced by £31,637 million, or 15 per cent, to £174,391 million at 31 December 2018, compared to £206,028 million at 31 December 2017, largely reflecting the impact of the ring-fencing related restructuring activities.

Capital resources

An analysis of Lloyds Bank Group’s capital position as at 31 December 2018 is presented in the following section on both a CRD IV transitional arrangements basis and a CRD IV fully loaded basis. In addition Lloyds Bank Group’s capital position reflects the application of the transitional arrangements for IFRS 9.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Capital resources

The table below summarises the consolidated capital position of Lloyds Bank Group.

	Transitional		Fully loaded
	At 31 Dec 2018 £m	At 31 Dec 2017 £m	At 31 Dec 2018 £m	At 31 Dec 2017 £m
Common equity tier 1
Shareholders’ equity per balance sheet	36,460	47,598	36,460	47,598
Adjustment to retained earnings for foreseeable dividends	(2,100)	(2,475)	(2,100)	(2,475)
Deconsolidation adjustments[1]	–	738	–	738
Adjustment for own credit	(280)	109	(280)	109
Cash flow hedging reserve	(1,110)	(1,573)	(1,110)	(1,573)
Other adjustments	468	(28)	468	(28)
	33,438	44,369	33,438	44,369
Less: deductions from common equity tier 1
Goodwill and other intangible assets	(3,628)	(2,952)	(3,628)	(2,952)
Prudent valuation adjustment	(253)	(454)	(253)	(454)
Excess of expected losses over impairment provisions and value adjustments	–	(477)	–	(477)
Removal of defined benefit pension surplus	(994)	(541)	(994)	(541)
Securitisation deductions	–	(191)	–	(191)
Significant investments[1]	–	(3,990)	–	(3,990)
Deferred tax assets	(3,106)	(3,264)	(3,106)	(3,264)
Common equity tier 1 capital	25,457	32,500	25,457	32,500
Additional tier 1
Additional tier 1 instruments	5,937	6,593	3,217	3,192
Less: deductions from tier 1
Significant investments[1]	–	(1,373)	–	–
Total tier 1 capital	31,394	37,720	28,674	35,692
Tier 2
Tier 2 instruments	7,087	7,700	4,844	5,457
Eligible provisions	–	120	–	120
Less: deductions from tier 2
Significant investments[1]	–	(1,241)	–	(2,614)
Total tier 2 capital	7,087	6,579	4,844	2,963

Total capital resources	38,481	44,299	33,518	38,655

Risk-weighted assets	174,391	206,028	174,391	206,028

Common equity tier 1 capital ratio	14.6%	15.8%	14.6%	15.8%
Tier 1 capital ratio	18.0%	18.3%	16.4%	17.3%
Total capital ratio	22.1%	21.5%	19.2%	18.8%

1	Prior to the transfer of Lloyds Bank Group’s Insurance business during the year to Lloyds Banking Group plc, Lloyds Bank Group’s Insurance business was deconsolidated for regulatory capital purposes and replaced by the amount of Lloyds Bank Group’s investment in the business. A part of this amount was deducted from capital (shown as ’significant investments’ in the table above) and the remaining amount was risk-weighted, forming part of threshold risk-weighted assets.
58

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Risk-weighted assets

	At 31 Dec 2018 £m	At 31 Dec 2017 £m
Foundation Internal Ratings Based (IRB) Approach	52,268	60,207
Retail IRB Approach	59,500	61,588
Other IRB Approach	9,609	12,359
IRB Approach	121,377	134,154
Standardised (STA) Approach	23,274	25,283
Credit risk	144,651	159,437
Counterparty credit risk	2,328	6,055
Contributions to the default funds of central counterparties	637	428
Credit valuation adjustment risk	305	1,402
Operational risk	24,558	24,880
Market risk	470	3,051
Underlying risk-weighted assets	172,949	195,253
Threshold risk-weighted assets[1]	1,442	10,775
Total risk-weighted assets	174,391	206,028

1	Threshold risk-weighted assets reflect the element of significant investments and deferred tax assets that are permitted to be risk-weighted instead of being deducted from CET1 capital.

LEVERAGE RATIO

Analysis of leverage movements

Lloyds Bank Group’s fully loaded leverage ratio reduced to 4.6 per cent reflecting the £7.0 billion reduction in tier 1 capital, partially offset by the £81.1 billion reduction in the exposure measure. The latter largely reflects the net impact of ring-fencing related restructuring activities, including the transfer of both assets and off-balance sheet items of non-ring-fenced portfolios and businesses to Lloyds Bank Corporate Markets plc.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Leverage ratio

The table below summarises the component parts of Lloyds Bank Group’s leverage ratios. Further analysis is provided in Lloyds Bank Groups’ Pillar 3 Report.

	Fully loaded
	At 31 Dec 2018 £m	At 31 Dec 2017 £m
Total tier 1 capital for leverage ratio
Common equity tier 1 capital	25,457	32,500
Additional tier 1 capital	3,217	3,192
Total tier 1 capital	28,674	35,692

Derivative financial instruments[1]	11,293	26,162
Securities financing transactions[1]	53,467	49,193
Loans and advances and other assets[1]	528,764	747,675
Total assets	593,524	823,030

Derivative financial instruments	(2,557)	(2,371)
Securities financing transactions	(1,434)	(85)
Loans and advances and other assets	(1,921)	(154,055)
Total deconsolidation adjustments and intragroup exemptions[2]	(5,912)	(156,511)

Adjustments for regulatory netting	(2,994)	(13,031)
Adjustments for cash collateral	(6,018)	(7,380)
Net written credit protection	–	881
Regulatory potential future exposure	8,956	12,335
Total derivatives adjustments	(56)	(7,195)
Securities financing transactions adjustments	(606)	(2,022)
Off-balance sheet items	47,863	58,273
Regulatory deductions and other adjustments	(7,872)	(7,531)
Total exposure measure	626,941	708,044
Leverage ratio	4.6%	5.0%

1	The split of total balance sheet assets as at 31 December 2017 is presented on a gross basis, inclusive of the underlying assets per the held-for-sale disposal group.
2	Deconsolidation adjustments relate to the deconsolidation of certain Lloyds Bank Group entities that fall outside the scope of Lloyds Bank Group’s regulatory capital consolidation. The deconsolidation adjustment applied as at 31 December 2017 included Lloyds Bank Group’s Insurance business, prior to its transfer during 2018 to Lloyds Banking Group plc (the ultimate parent company). Intragroup exemptions are applied to exposures to Lloyds Banking Group plc and its other subsidiaries where the relevant criteria are satisfied.

Application of IFRS 9 on a full impact basis for capital and leverage

	IFRS 9 full impact
	At 31 Dec 2018	At 1 Jan 2018	At 31 Dec 2017
Common equity tier 1 (£m)	24,937	31,921	32,500
Transitional tier 1 (£m)	30,875	37,141	37,720
Transitional total capital (£m)	38,498	44,275	44,299
Total risk-weighted assets (£m)	174,780	206,312	206,028
Common equity tier 1 ratio (%)	14.3%	15.5%	15.8%
Transitional tier 1 ratio (%)	17.7%	18.0%	18.3%
Transitional total capital ratio (%)	22.0%	21.5%	21.5%
Leverage ratio exposure measure (£m)	626,901	708,423	708,044
Leverage ratio (%)	4.5%	5.0%	5.0%

Lloyds Bank Group has adopted the IFRS 9 transitional arrangements for capital set out under the relevant CRD IV amendment. The arrangements allow for the initial net impact of IFRS 9 on CET1 capital, resulting from the increase in accounting impairment provisions on 1 January 2018, plus the capital impact of any subsequent increases in Stage 1 and Stage 2 expected credit losses (net of movements in regulatory expected losses), to be phased in over a five year transition period. For 2018 the phase in factor allowed 95 per cent of the resultant transitional adjustment to be added back to CET1 capital. The phase in factor will reduce to 85 per cent in 2019. As at 31 December 2018 no additional capital relief in respect of post 1 January 2018 increases in Stage 1 and Stage 2 expected credit losses (net of movements in regulatory expected losses) has been recognised.

Stress testing

Lloyds Bank Group undertakes a wide ranging programme of stress testing providing a comprehensive view of the potential impacts arising from the risks to which Lloyds Bank Group and its key regulated entities are exposed. One of the most important uses of stress testing is to assess the resilience of the operational and strategic plans of Lloyds Bank Group to adverse economic conditions and other key vulnerabilities. As part of this programme Lloyds Bank Group conducts macroeconomic stress tests of the operating plan.

Lloyds Bank Group expects to become subject to the UK stress test run by the Bank of England (BoE) from 2020.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FUNDING AND LIQUIDITY RISK

DEFINITION

Funding risk is defined as the risk that Lloyds Bank Group does not have sufficiently stable and diverse sources of funding. Liquidity risk is defined as risk that Lloyds Bank Group has insufficient financial resources to meet its commitments as they fall due.

EXPOSURE

Liquidity exposure represents the potential stressed outflows in any future period less expected inflows. Lloyds Bank Group considers liquidity exposure from both an internal and a regulatory perspective.

MEASUREMENT

Liquidity risk is managed through a series of measures, tests and reports that are primarily based on contractual maturities with behavioural overlays as appropriate. Note 47 on page F-108 sets out an analysis of assets and liabilities by relevant maturity grouping. Lloyds Bank Group undertakes quantitative and qualitative analysis of the behavioural aspects of its assets and liabilities in order to reflect their expected behaviour.

MITIGATION

Lloyds Bank Group manages and monitors liquidity risks and ensures that liquidity risk management systems and arrangements are adequate with regard to the internal risk appetite, Lloyds Bank Group strategy and regulatory requirements. Liquidity policies and procedures are subject to independent internal oversight by Risk. Overseas branches and subsidiaries of Lloyds Bank Group may also be required to meet the liquidity requirements of the entity’s domestic country. Management of liquidity requirements is performed by the overseas branch or subsidiary in line with the Lloyds Banking Group Policy. Lloyds Bank Group plans funding requirements over the life of the funding plan, combining business as usual and stressed conditions. Lloyds Bank Group manages its liquidity position with regard to its internal risk appetite and the Liquidity Coverage Ratio (LCR) required by the PRA and Capital Requirements Directive and Regulation (CRD IV) liquidity requirements.

Lloyds Bank Group’s funding and liquidity position is underpinned by its significant customer deposit base, and is supported by strong relationships across customer segments. Lloyds Bank Group has consistently observed that in aggregate the retail deposit base provides a stable source of funding. Funding concentration by counterparty, currency and tenor is monitored on an ongoing basis and where concentrations do exist, these are managed as part of the planning process and limited by internal risk appetite, with analysis regularly provided to senior management.

To assist in managing the balance sheet, Lloyds Bank Group operates a Liquidity Transfer Pricing (LTP) process which: allocates relevant interest expenses from the centre to Lloyds Bank Group’s banking businesses within the internal management accounts; helps drive the correct inputs to customer pricing; and is consistent with regulatory requirements. LTP makes extensive use of behavioural maturity profiles, taking account of expected customer loan prepayments and stability of customer deposits, modelled on historic data.

Lloyds Bank Group can monetise liquid assets quickly, either through the repurchase agreements (repo) market or through outright sale. In addition, Lloyds Bank Group has pre-positioned a substantial amount of assets at the Bank of England’s Discount Window Facility which can be used to access additional liquidity in a time of stress. Lloyds Bank Group considers diversification across geography, currency, markets and tenor when assessing appropriate holdings of liquid assets. Lloyds Bank Group’s liquid asset buffer is available for deployment at immediate notice, subject to complying with regulatory requirements.

MONITORING

Daily monitoring and control processes are in place to address internal and regulatory liquidity requirements. Lloyds Bank Group monitors a range of market and internal early warning indicators on a daily basis for early signs of liquidity risk in the market or specific to Lloyds Bank Group. This captures regulatory metrics as well as metrics Lloyds Bank Group considers relevant for its liquidity profile. These are a mixture of quantitative and qualitative measures, including: daily variation of customer balances; changes in maturity profiles; funding concentrations; changes in LCR outflows; credit default swap (CDS) spreads; and basis risks.

Lloyds Bank Group carries out internal stress testing of its liquidity and potential cash flow mismatch position over both short (up to one month) and longer-term horizons against a range of scenarios forming an important part of the internal risk appetite. The scenarios and assumptions are reviewed at least annually to ensure that they continue to be relevant to the nature of the business including reflecting emerging horizon risks to Lloyds Bank Group, such as a further sovereign downgrade. For further information on Lloyds Bank Group’s 2018 liquidity stress testing results refer to page 65.

Lloyds Bank Group maintains a Contingency Funding Plan which is designed to identify emerging liquidity concerns at an early stage, so that mitigating actions can be taken to avoid a more serious crisis developing. Contingency Funding Plan invocation and escalation processes are based on analysis of five major quantitative and qualitative components, comprising assessment of: early warning indicators; prudential and regulatory liquidity risk limits and triggers; stress testing results; event and systemic indicators; and market intelligence.

Funding and liquidity management in 2018

Lloyds Bank Group’s liquidity position is strong and in excess of the regulatory minimum and internal risk appetite, with a LCR of 120 per cent as at 31 December 2018 based on the EU Delegated Act.

The strong ratings of the Bank and its rated subsidiaries continue to reflect its robust balance sheet, improved profitability and bail-in capital position. During 2018, S&P upgraded the long-term ratings of Lloyds Bank plc and Bank of Scotland plc by one notch to ‘A+’.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

There are no comparatives provided for Lloyds Bank Group in the following tables as, prior to 2018, liquidity was regulated and managed on a consolidated basis for the banking businesses within Lloyds Banking Group.

Lloyds Bank Group funding position

At 31 Dec 2018 £bn
Funding requirement
Loans and advances to customers[1]	428.2
Available-for-sale financial assets – non-LCR eligible[4]
Other funded assets[2]	18.4
Funded assets	446.6
Other assets[3]	44.9
491.5
On balance sheet LCR eligible liquid assets
Cash and balances at central banks	34.5
Debt securities at amortised cost	1.2
Financial assets at fair value through other comprehensive income	24.2
Other[4]	42.1
102.0
Total Lloyds Bank Group assets	593.5
Less: other liabilities[3]	(41.3)
Funding requirement	552.2
Funded by
Customer deposits[5]	389.4
Deposits from fellow Lloyds Banking Group undertaking[5]	8.2
Wholesale funding[6]	94.3
Term funding scheme	19.9
511.8
Total equity	39.8
Total funding	551.6

1	Excludes reverse repurchase agreements.
2	Includes non-LCR eligible cash at central banks and financial assets held at fair value through other comprehensive income.
3	Other assets and other liabilities primarily include the fair value of derivative assets and liabilities as well as non-LCR eligible repurchase agreements and reverse repurchase agreements.
4	Other LCR-eligible assets include LCR-eligible repurchase and reverse purchase agreements.
5	Excludes repurchase agreements.
6	The Lloyds Bank Group’s definition of wholesale funding aligns with that used by other international market participants; including interbank deposits, debt securities in issue and subordinated liabilities.
62

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Reconciliation of Lloyds Bank Group funding to the balance sheet

		Repos		Fair value
	Included in	and cash	Items due to fellow	and other
	funding	collateral	Lloyds Banking Group	accounting	Balance
	analysis	received	undertakings	methods	sheet
	£bn	£bn	£bn	£bn	£bn
At 31 December 2018
Deposits from banks	4.3	22.0	–	–	26.3
Debt securities in issue	77.3	–	(7.0)	(5.8)	64.5
Subordinated liabilities	12.7	–	–	–	12.7
Total wholesale funding	94.3	22.0	(7.0)
Customer deposits	389.4	1.9	–		391.3
Total	483.7	23.9	(7.0)

Analysis of 2018 total wholesale funding by residual maturity

	Less	One to			Nine				Total at
	than one	three	Three to	Six to nine	months	One to	Two to	More than	31 Dec
	month	months	six months	months	to one year	two years	five years	five years	2018
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Deposit from banks	3.2	0.4	0.6	–	0.1	–	–	–	4.3
Debt securities in issue:
Certificates of deposit	0.8	1.4	2.7	0.6	1.0	0.2	–	–	6.7
Commercial paper	0.9	2.2	3.7	0.1	–	–	–	–	6.9
Medium-term notes	0.5	–	0.1	2.1	0.3	4.5	8.8	15.8	32.1
Covered bonds	0.8	–	1.2	1.0	–	5.4	12.5	6.2	27.1
Securitisation	–	0.5	–	0.1	–	2.8	–	1.1	4.5
	3.0	4.1	7.7	3.9	1.3	12.9	21.3	23.1	77.3
Subordinated liabilities	0.1	0.1	–	0.3	–	2.5	4.1	5.6	12.7
Total wholesale funding[1]	6.3	4.6	8.3	4.2	1.4	15.4	25.4	28.7	94.3

1	The Group’s definition of wholesale funding aligns with that used by other international market participants; including interbank deposits, debt securities and subordinated liabilities.
63

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Total wholesale funding by currency

				Other
	Sterling	US Dollar	Euro	currencies	Total
	£bn	£bn	£bn	£bn	£bn
At 31 December 2018	26.2	24.7	36.1	7.3	94.3

Analysis of 2018 term issuance

				Other
	Sterling	US Dollar	Euro	currencies	Total
	£bn	£bn	£bn	£bn	£bn
Securitisation	0.8	1.5	–	–	2.3
Medium-term notes	–	1.3	–	0.4	1.7
Covered bonds	3.0	0.6	0.9	–	4.5
Private placements[1]	0.1	0.7	0.1	0.2	1.1
Subordinated liabilities	0.1	0.1	–	–	0.2
Total issuance	4.0	4.2	1.0	0.6	9.8

1	Private placements include structured bonds.

Lloyds Bank Group maintains a stable and diverse source of funds with access to a wide range of funding products. Lloyds Bank Group will continue to issue funding trades from Lloyds Bank plc, operating company, across money markets, senior unsecured, covered bonds, ABS and RMBS. The maturity of the Funding for Lending and Term Funding Schemes are fully factored into the Lloyds Banking Group’s funding plans, and in the expected ’steady state’ wholesale funding requirements of £15-20 billion per annum. Capital and MREL requirements of Lloyds Bank Group will be met through downstreamed issuance from Lloyds Banking Group plc.

Liquidity Portfolio

At 31 December 2018, Lloyds Bank Group had £111.1 billion of highly liquid unencumbered LCR eligible assets, of which £110.3 billion is LCR level 1 eligible and £0.8 billion is LCR level 2 eligible. These assets are available to meet cash and collateral outflows and PRA regulatory requirements. Total LCR eligible liquid assets exceed total wholesale funding, and thus provide a substantial buffer in the event of market dislocation.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

LCR eligible assets

At 31 Dec
2018
£bn
Level 1
Cash and central bank reserves	34.5
High quality government/MDB/agency bonds[1]	74.8
High quality covered bonds	1.0
Total	110.3
Level 2[2]	0.8
Total LCR eligible assets	111.1

1	Designated multilateral development bank (MDB).

2	Includes Level 2A and Level 2B.

LCR eligible assets by currency

				Other
	Sterling	US Dollar	Euro	currencies	Total
	£bn	£bn	£bn	£bn	£bn
At 31 December 2018
Level 1	91.0	12.2	7.1	–	110.3
Level 2	0.4	0.4	–	–	0.8
Total	91.4	12.6	7.1	–	111.1

Lloyds Bank Group also has a significant amount of non-LCR eligible liquid assets which are eligible for use in a range of central bank or similar facilities. Future use of such facilities will be based on prudent liquidity management and economic considerations, having regard for external market conditions.

Stress testing results

Internal liquidity stress testing results at 31 December 2018 showed that Lloyds Bank Group had liquidity resources representing 158 per cent of modelled outflows from all wholesale funding sources, retail and corporate deposits, intraday requirements and rating dependent contracts under Lloyds Bank Group’s most severe liquidity stress scenario.

The above scenario considers a two notch downgrade of the Bank and its rated subsidiaries’ current long-term debt rating and accompanying one notch short-term downgrade implemented instantaneously by all major rating agencies, which could result in a contractual outflow of £1.3 billion of cash over a period of up to one year, £0.7 billion of collateral posting related to customer financial contracts and £6.1 billion of collateral posting associated with secured funding.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

GOVERNANCE RISK

DEFINITION

Governance risk is defined as the risk that Lloyds Bank Group’s organisational infrastructure fails to provide robust oversight of decision-making and the control mechanisms to ensure strategies and management instructions are implemented effectively.

EXPOSURES

The internal and corporate governance arrangements of major financial institutions continue to be subject to a high level of regulatory and public scrutiny. Lloyds Bank Group’s exposure to governance risk is also reflective of the significant volume of existing and proposed legislation and regulation, both within the UK and across the multiple jurisdictions within which it operates, with which it must comply.

MEASUREMENT

Lloyds Bank Group’s governance arrangements are assessed against new or proposed legislation and regulation and best practice among peer organisations in order to identify any areas of enhancement required.

MITIGATION

Lloyds Banking Group’s Risk Management Framework (RMF) establishes robust arrangements for risk governance, in particular by:

–	Defining individual and collective accountabilities for risk management, risk oversight and risk assurance through a three lines of defence model which supports the discharge of responsibilities to customers, shareholders and regulators;

–	Outlining governance arrangements which articulate the enterprise-wide approach to risk management; and

–	Supporting a consistent approach to Lloyds Bank Group-wide behaviour and risk decision-making through a Lloyds Bank Group policy framework which helps everyone understand their responsibilities by clearly articulating and communicating rules, standards, boundaries and risk appetite measures which can be controlled, enforced and monitored.

Under the banner of the RMF, training modules are in place to support all colleagues in understanding and fulfilling their risk responsibilities.

Lloyds Bank Group’s code of responsibility embodies its values and reflect its commitment to operating responsibly and ethically both at a business and an individual level. All colleagues are required to adhere to the code in all aspects of their roles.

Effective implementation of the RMF mutually reinforces and is reinforced by Lloyds Bank Group’s risk culture, which is embedded in its approach to recruitment, selection, training, performance management and reward.

MONITORING

A review of Lloyds Bank Group’s RMF, which includes the status of Lloyds Bank Group’s principles and policy framework, and the design and operational effectiveness of key governance committees, is undertaken on an annual basis and the findings are reported to the Group Risk Committee, Board Risk Committee and the Board.

For further information on Corporate Governance see pages 76 to 82.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MARKET RISK

DEFINITION

Market risk is defined as the risk that unfavourable market moves (including changes in and increased volatility of interest rates, market-implied inflation rates, credit spreads and prices for bonds, foreign exchange rates, equity, property and commodity prices and other instruments) lead to reductions in earnings and/or value.

Market risk in Lloyds Bank Group comprises three distinct secondary risk categories Banking Book, Pensions and Trading Book which represent the different areas of Lloyds Bank Group where market risk arises. Trading Book risk arises from positions in financial instruments held either with trading intent, or, in order to hedge positions held with trading intent. Banking book risk arises mainly from the lending and saving activities that the bank undertakes and the hedging of those activities. Pensions risk arises from risks associated with our staff defined benefit schemes.

MEASUREMENT

The Lloyds Bank Group risk appetite is calibrated primarily to five multi-risk Lloyds Banking Group economic scenarios, and is supplemented with sensitivity based measures. The scenarios assess the impact of unlikely, but plausible, adverse stresses on income with the worst case for banking activities, defined benefit pensions and trading portfolios reported against independently, and across Lloyds Banking Group as a whole.

The Lloyds Bank Group risk appetite is cascaded first to the Group Asset and Liability Committee (GALCO), chaired by the Chief Financial Officer, where risk appetite is approved and monitored by risk type, and then to Group Market Risk Committee (GMRC) where risk appetite is sub-allocated by division. These metrics are reviewed regularly by senior management to inform effective decision-making.

MITIGATION

GALCO is responsible for approving and monitoring group market risks, management techniques, market risk measures, behavioural assumptions, and the market risk policy. Various mitigation activities are assessed and undertaken across Lloyds Bank Group to manage portfolios and seek to ensure they remain within approved limits. The mitigation actions will vary dependent on exposure but will, in general, look to reduce risk in a cost effective manner by offsetting balance sheet exposures and externalising through to the financial markets dependent on market liquidity. The market risk policy is owned by Group Corporate Treasury (GCT) and refreshed annually. The policy is underpinned by supplementary market risk procedures, which define specific market risk management and oversight requirements.

MONITORING

GALCO and the GMRC regularly review high level market risk exposure as part of the wider risk management framework. They also make recommendations to the Board concerning overall market risk appetite and Group Market Risk Policy. Exposures at lower levels of delegation are monitored at various intervals according to their volatility, from daily in the case of trading portfolios to monthly or quarterly in the case of less volatile portfolios. Levels of exposures compared to approved limits and triggers are monitored by Risk and where appropriate, escalation procedures are in place.

How market risks arise and are managed across Lloyds Bank Group’s activities is considered in more detail below.

BANKING ACTIVITIES

Exposures

Lloyds Bank Group’s banking activities expose it to the risk of adverse movements in market prices, predominantly interest rates, credit spreads, exchange rates and equity prices. The volatility of market values can be affected by both the transparency of prices and the amount of liquidity in the market for the relevant asset, liability or instrument.

Interest rate risk

Yield curve risk in Lloyds Bank Group’s divisional portfolios, and in Lloyds Bank Group’s capital and funding activities arises from the different repricing characteristics of Lloyds Bank Group’s non-trading assets, liabilities and off-balance sheet positions.

Basis risk arises from the possible changes in spreads, for example where the bank lends with reference to a central bank rate but funds with reference to LIBOR, and the spread between these two rates widens or tightens.

Optionality risk arises predominantly from embedded optionality within assets, liabilities or off-balance sheet items where either Lloyds Bank Group or the customer can affect the size or timing of cash flows. One example of this is mortgage prepayment risk where the customer owns an option allowing them to prepay when it is economical to do so. This can result in customer balances amortising more quickly or slowly than anticipated due to customers’ response to changes in economic conditions.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Foreign exchange risk

Economic foreign exchange exposure arises from Lloyds Bank Group’s investment in its overseas operations (net investment exposures are disclosed in note 47 on page F-108). In addition, Lloyds Bank Group incurs foreign exchange risk through non-functional currency flows from services provided by customer-facing divisions and debt and capital management programmes.

Equity risk

Equity risk arises primarily from exposure to the Lloyds Banking Group share price through deferred shares and deferred options granted to employees as part of their benefits package.

Credit spread risk

Credit spread risk arises largely from (i) the liquid asset portfolio held in the management of Lloyds Bank Group liquidity, comprising of government supranational and other eligible assets; (ii) the Credit valuation Adjustment (CVA) and Debit valuation Adjustment (DVA) sensitivity to credit spreads; and (iii) a number of structured medium-term notes where Lloyds Bank Group has elected to fair value the notes through the profit and loss account.

Measurement

Interest rate risk exposure is monitored monthly using, primarily:

(i) Market value sensitivity: this methodology considers all repricing mismatches (behaviourally adjusted where appropriate) in the current balance sheet and calculates the change in market value that would result from an instantaneous 25, 100 and 200 basis points parallel rise or fall in the yield curve (subject to an appropriate floor). The market value sensitivities are calculated on a static balance sheet using principal cash flows excluding interest, commercial margins and other spread components and are therefore discounted at the risk free zero-coupon rate.

(ii) Interest income sensitivity: this measures the 12 month impact on future net interest income arising from various economic scenarios. These include instantaneous 25, 100 and 200 basis point parallel shifts in all yield curves and the five Lloyds Banking Group economic scenarios (subject to an appropriate floor). These scenarios are reviewed every year and are designed to replicate severe but plausible economic events, capturing risks that would not be evident through the use of parallel shocks alone such as basis risk and steepening or flattening of the yield curve. An additional negative rates scenario is also used for information purposes where all floors are removed; however this is not measured against the limit framework.

Unlike the market value sensitivities, the interest income sensitivities incorporate additional behavioural assumptions as to how and when individual products would reprice in response to changing rates. In addition a dynamic balance sheet is used which includes the run-off of current assets and liabilities and the addition of planned new business.

Reported sensitivities are not necessarily predictive of future performance as they do not capture additional management actions that would likely be taken in response to an immediate, large, movement in interest rates. These actions could reduce the net interest income sensitivity, help mitigate any adverse impacts or they may result in changes to total income that are not captured in the net interest income.

(iii) Structural hedge limits: the structural hedging programme managing interest rate risk in the banking book relies on a number of assumptions made around customer behaviour. A material mismatch between assumptions and reality could lead to a deterioration in earnings. In order to monitor this risk a number of metrics are in place to enhance understanding of risks within this portfolio.

Lloyds Banking Group has an integrated Asset and Liability Management (ALM) system which supports non-traded asset and liability management of Lloyds Bank Group. This provides a single consolidated tool to measure and manage interest rate repricing profiles (including behavioural assumptions), perform stress testing and produce forecast outputs. Lloyds Banking Group is aware that any assumptions based model is open to challenge. A full behavioural review is performed annually, or in response to changing market conditions, to ensure the assumptions remain appropriate and the model itself is subject to annual re-validation, as required under the Lloyds Banking Group Model Governance Policy. The key behavioural assumptions are (i) embedded optionality within products; (ii) the duration of balances that are contractually repayable on demand, such as current accounts and overdrafts, together with net free reserves; and (iii) the re-pricing behaviour of managed rate liabilities namely variable rate savings.

The table overleaf shows, split by material currency, Lloyds Bank Group’s market value sensitivities to an instantaneous parallel up and down 25 and 100 basis points change to all interest rates.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

LLOYDS BANK GROUP BANKING ACTIVITIES: MARKET VALUE SENSITIVITY

	2018
	Up	Down	Up	Down
	25bps	25bps	100bps	100bps
	£m	£m	£m	£m
Sterling	27.1	(27.5)	105.7	(114.4)
US Dollar	(8.0)	8.1	(31.5)	32.7
Euro	(3.1)	1.9	(11.7)	7.3
Other	(0.1)	0.1	(0.5)	0.5
Total	15.9	(17.4)	62.0	(73.9)

This is a risk based disclosure and the amounts shown would be amortised in the income statement over the duration of the portfolio.

The market value sensitivity is driven by temporary customer flow positions not yet hedged plus other positions occasionally held, within limits, by Lloyds Bank Group’s wholesale funding desks in order to minimise overall funding and hedging costs. The level of risk is low relative to the size of the total balance sheet.

The table below shows supplementary value sensitivity to a steepening and flattening (c.100 basis points around the 3 year point) in the yield curve. This ensures there are no unintended consequences to managing risk to parallel shifts in rates.

LLOYDS BANK GROUP BANKING ACTIVITIES: MARKET VALUE SENSITIVITY TO A STEEPENING AND FLATTENING OF THE YIELD CURVE

	2018
	Steepener	Flattener
	£m	£m
Sterling	42.6	(40.9)
US Dollar	6.9	(6.1)
Euro	(6.6)	3.4
Other	(0.1)	0.1
Total	42.8	(43.5)

The table below shows the banking book income sensitivity to an instantaneous parallel up and down 25 and 100 basis points change to all interest rates.

LLOYDS BANK GROUP BANKING ACTIVITIES: NET INTEREST INCOME SENSITIVITY

2018
	Up	Down	Up	Down
	25bps	25bps	100bps	100bps
	£m	£m	£m	£m
Client facing activity and associated hedges	54.4	(98.0)	252.1	(423.9)

Income sensitivity is measured over a rolling 12 month basis.

The increase in the net interest income sensitivity to a down 100bps shock reflects the additional margin compression risk within retail savings as bank base rate has risen.

Basis risk, foreign exchange, equity, and credit spread risks are measured primarily through scenario analysis by assessing the impact on profit before tax over a 12 month horizon arising from a change in market rates, and reported within the Board risk appetite on a monthly basis. Supplementary measures such as sensitivity and exposure limits are applied where they provide greater insight into risk positions. Frequency of reporting supplementary measures varies from daily to quarterly appropriate to each risk type.

Mitigation

Lloyds Bank Group’s policy is to optimise reward whilst managing its market risk exposures within the risk appetite defined by the Board. The Market Risk Policy and procedures outline the hedging process, and the centralisation of risk from divisions into GCT, e.g. via the transfer pricing framework. GCT is responsible for managing the centralised risk and does this through natural offsets of matching assets and liabilities, and appropriate hedging activity of the residual exposures, subject to the authorisation and mandate of Lloyds Bank Group ALCO within its Board risk appetite. The hedges are externalised to the market by derivative desks within GCT and Commercial Banking Markets. Lloyds Bank Group has hedge accounting solutions in place, which reduce the accounting volatility arising from Lloyds Bank Group’s economic hedging activities by utilising both LIBOR and bank base rate assets.

The largest residual risk exposure arises from balances that are deemed to be insensitive to changes in market rates (including current accounts, a portion of variable rate deposits and investable equity), and is managed through Lloyds Bank Group’s structural hedge. Consistent with the Lloyds Banking Group-wide strategy to deliver stable returns, Lloyds Bank Group ALCO seeks to minimise large reinvestment risk, and to smooth earnings over a range of investment tenors. The structural hedge consists of longer-term fixed rate assets or interest rate swaps and the amount and duration of the hedging activity is reviewed regularly by Lloyds Bank Group ALCO.

Whilst Lloyds Bank Group faces margin compression in low rate environments, its exposure to pipeline and prepayment risk are not considered material, and are hedged in line with expected customer behaviour. These are appropriately monitored and controlled through divisional Asset and Liability Committees (ALCOs).

Economic foreign exchange exposures arising from non-functional currency flows are identified by divisions and transferred and managed centrally. Lloyds Banking Group also has a policy of forward hedging its forecasted currency profit and loss to year end.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Monitoring

The appropriate limits and triggers are monitored by senior executive committees within the banking divisions. Banking assets, liabilities and associated hedging are actively monitored and if necessary rebalanced to be within agreed tolerances.

DEFINED BENEFIT PENSION SCHEMES

Exposures

Lloyds Bank Group’s defined benefit pension schemes are exposed to significant risks from their assets and liabilities. The liability discount rate provides exposure to interest rate risk and credit spread risk, which are partially offset by fixed interest assets (such as gilts and corporate bonds) and swaps. Equity and alternative asset risk arises from direct asset holdings. Scheme membership provides exposure to longevity risk.

For further information on defined benefit pension scheme assets and liabilities please refer to note 30 on page F-56.

Measurement

Management of the schemes’ assets is the responsibility of the Trustees of the schemes who are responsible for setting the investment strategy and for agreeing funding requirements with Lloyds Bank Group. Lloyds Bank Group is liable for meeting the funding deficit, and as part of a triennial valuation process will agree with the Trustees a funding strategy to eliminate the deficit over an appropriate period.

Longevity risk is measured using both 1-in-20 year stresses (risk appetite) and 1-in-200 year stresses (regulatory capital).

Mitigation

Lloyds Bank Group takes an active involvement in agreeing mitigation strategies with the schemes’ Trustees. An interest rate and inflation hedging programme is in place to reduce liability risk. The schemes have also reduced equity allocation and invested the proceeds in credit assets as part of a programme to de-risk the portfolio. The merits of longevity risk transfer and hedging solutions are regularly reviewed.

Monitoring

In addition to the wider risk management framework, governance of the schemes includes two specialist pensions committees.

The surplus or deficit in the schemes is tracked on a monthly basis along with various single factor and scenario stresses which consider the assets and liabilities holistically. Key metrics are monitored monthly including Lloyds Banking Group’s capital resources of the scheme, the performance against risk appetite triggers, and the performance of the hedged asset and liability matching positions.

TRADING PORTFOLIOS

Exposures

Lloyds Bank Group’s trading activity is minimal and it does not engage in proprietary trading activities. Lloyds Bank Group’s trading activity is undertaken solely to meet the financial requirements of commercial and retail customers for foreign exchange and interest rate products. These activities support customer flow and market making activities.

All trading activities are performed within the Commercial Banking division. While the trading positions taken are generally small, any extreme moves in the main risk factors and other related risk factors could cause more material losses in the trading book depending on the positions at the time. The average 95 per cent 1-day trading VaR (Value at Risk; diversified across risk factors) was £0.17 million for 31 December 2018.

Trading market risk measures are applied to the Lloyds Bank plc and HBOS plc regulatory trading books and they include daily aggregate VaR (table below), sensitivity based measures, and stress testing calculations.

Measurement

The Bank internally uses VaR as a key risk measure for all trading book positions.

The table below shows some relevant statistics for the Bank’s 1-day 95 per cent confidence level VaR that are based on 300 historical consecutive business days to year end 2018.

The risk of loss measured by the VaR model is the minimum expected loss in earnings given the 95 per cent confidence. The total and average trading VaR numbers reported below have been obtained after the application of the diversification benefits across the five risk types. The maximum and minimum VaR reported for each risk category did not necessarily occur on the same day as the maximum and minimum VaR reported at Lloyds Bank level.

TRADING PORTFOLIOS: VAR (1-DAY 95 PER CENT CONFIDENCE LEVEL)

	At 31 December 2018
	Close	Average	Maximum	Minimum
	£m	£m*	£m*	£m*
Interest rate risk	0.11	0.17	1.04	0.06
Foreign exchange risk	0.02	0.03	0.55	0.01
Equity risk	–	–	–	–
Credit spread risk	–	–	–	–
Inflation risk	–	0.01	0.02	–
All risk factors before diversification	0.13	0.21	1.09	0.08
Portfolio diversification	(0.02)	(0.04)	(0.06)	(0.02)
Total VaR	0.11	0.17	1.03	0.06

*	Figures based on Lloyds Bank Group data between 29 May 2018 to 31 December 2018
70

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The market risk for the trading book continues to be low with respect to the size of Lloyds Bank Group. This reflects the fact that Lloyds Bank Group’s trading operations are customer-centric and focused on hedging and recycling client risks.

Although it is an important market standard measure of risk, VaR has limitations. One of them is the use of limited historical data sample which influences the output by the implicit assumption that future market behaviour will not differ greatly from the historically observed period. Another known limitation is the use of defined holding periods which assumes that the risk can be liquidated or hedged within that holding period. Also, calculating the VaR at the chosen confidence interval does not give enough information about potential losses which may occur if this level is exceeded. Lloyds Bank Group fully recognises these limitations and supplements the use of VaR with a variety of other measurements which reflect the nature of the business activity. These include detailed sensitivity analysis, position reporting and a stress testing programme.

Trading book VaR (1-day 99 per cent) is compared daily against both hypothetical and actual profit and loss at underlying legal entity level (HBOS and Lloyds Bank).

Mitigation

The level of exposure is controlled by establishing and communicating the approved risk limits and controls through policies and procedures that define the responsibility and authority for risk taking. Market risk limits are clearly and consistently communicated to the business. Any new or emerging risks are brought within risk reporting and defined limits.

Monitoring

Trading risk appetite is monitored daily with 1-day 95 per cent VaR and stress testing limits. These limits are complemented with position level action triggers and profit and loss referrals. Risk and position limits are set and managed at both desk and overall trading book levels. They are reviewed at least annually and can be changed as required within the overall Lloyds Banking Group risk appetite framework.

MODEL RISK

DEFINITION

Model risk is defined as the risk of financial loss, regulatory censure, reputational damage or customer detriment, as a result of deficiencies in the development, application or ongoing operation of models and rating systems.

Models are defined as quantitative methods that process input data into quantitative outputs, or qualitative outputs (including ordinal letter output) which have a quantitative measure associated with them. Model Governance Policy is restricted to specific categories of application of models, principally financial risk, treasury and valuation, with certain exclusions, such as prescribed calculations and project appraisal calculations.

EXPOSURES

There are over 300 models in Lloyds Banking Group performing a variety of functions including:

–	capital calculation;

–	credit decisioning, including fraud;

–	pricing models;

–	impairment calculation;

–	stress testing and forecasting; and

–	market risk measurement.

As a result of the wide scope and breadth of coverage, there is exposure to model risk across a number of Lloyds Banking Group’s primary risk categories.

MEASUREMENT

The Lloyds Banking Group risk appetite framework is the key component for measuring Lloyds Banking Group’s model risk. Reported monthly to the Group Risk Committee and Board, focus is placed on the performance of Lloyds Banking Group’s most material models.

MITIGATION

The model risk management framework, established by and with continued oversight from an independent team in the Risk division, provides the foundation for managing and mitigating model risk within Lloyds Bank Group. Accountability is cascaded from the Board and senior management via the Lloyds Banking Group Risk Management Framework.

This provides the basis for the Group Model Governance Policy, which defines the mandatory requirements for models across Lloyds Bank Group, including:

–	the scope of models covered by the policy;

–	model materiality;

–	roles and responsibilities, including ownership, independent oversight and approval; and

–	key principles and controls regarding data integrity, development, validation, implementation, ongoing maintenance and revalidation, monitoring, and the process for non-compliance.

The model owner takes responsibility for ensuring the fitness for purpose of the models and rating systems, supported and challenged by the independent specialist Lloyds Bank Group function.

The above ensures all models in scope of policy, including those involved in regulatory capital calculation, are developed consistently and are of sufficient quality to support business decisions and meet regulatory requirements.

MONITORING

The Group Model Governance Committee is the primary body for overseeing model risk. Policy requires that Key Performance Indicators are monitored for every model to ensure they remain fit for purpose and all issues are escalated appropriately. Material model issues are reported to Lloyds Banking Group and Board Risk Committees monthly with more detailed papers as necessary to focus on key issues.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INVESTMENT PORTFOLIO, MATURITIES, DEPOSITS, SHORT-TERM BORROWINGS

Financial assets at fair value through profit or loss; financial assets at fair value through other comprehensive income (2017 and 2016: available-for-sale financial assets); and debt securities held at amortised cost

The following table sets out the book values and valuation (fair value) of the Lloyds Bank Group’s debt securities, treasury and other bills and equity shares held within its continuing operations at 31 December for each of the three years indicated.

	2018	2018	2017	2017	2016	2016
	Book value	Valuation	Book value	Valuation	Book value	Valuation
	£m	£m	£m	£m	£m	£m
Financial assets at fair value through profit or loss
US treasury and US government agencies	–	–	947	947	963	963
Other government securities	2,293	2,293	9,817	9,817	11,992	11,992
Bank and building society certificates of deposit	–	–	222	222	244	244
Mortgage-backed securities	–	–	189	189	47	47
Other asset-backed securities	20	20	95	95	69	69
Corporate and other debt securities	540	540	2,088	2,088	3,621	3,621
Treasury bills and other bills	–	–	18	18	20	20
Equity shares	156	156	50	50	586	586
	3,009	3,009	13,426	13,426	17,542	17,542
Financial assets at fair value through other comprehensive income
US treasury and US government agencies	3,963	3,963
Other government securities	15,008	15,008
Asset-backed securities	57	57
Corporate and other debt securities	5,119	5,119
Treasury and other bills	221	221
	24,368	24,368
Available-for-sale financial assets
US treasury and US government agencies			6,760	6,760	7,564	7,564
Other government securities			27,948	27,948	41,150	41,150
Bank and building society certificates of deposit			167	167	142	142
Mortgage-backed securities			1,156	1,156	108	108
Other asset-backed securities			255	255	317	317
Corporate and other debt securities			4,615	4,615	6,030	6,030
Equity shares			816	816	1,213	1,213
			41,717	41,717	56,524	56,524
Debt securities held at amortised cost
Mortgage-backed securities	3,271	3,263	2,366	2,351	2,089	2,065
Other asset-backed securities	648	648	1,260	1,225	1,290	1,227
Corporate and other debt securities	1,178	1,196	14	4	94	11
	5,097	5,107	3,640	3,580	3,473	3,303
Allowance for impairment losses	(2)	–	(3)	–	(76)	–
	5,095	5,107	3,637	3,580	3,397	3,303
72

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MATURITIES AND WEIGHTED AVERAGE YIELDS OF INTEREST-BEARING SECURITIES

The weighted average yield for each range of maturities is calculated by dividing the annualised interest income prevailing at 31 December 2018 by the book value of securities held at that date.

	Maturing within one year		Maturing after one but within five years		Maturing after five but within ten years		Maturing after ten years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	£m	%	£m	%	£m	%	£m	%
Financial assets at fair value through profit or loss
Non-US government securities	–	–	58	1.88	238	0.24	1,997	2.16
Asset-backed securities	–	–	–	–	–	–	20	1.00
Corporate and other debt securities	469	1.33	–	–	49	0.08	22	1.45
	469		58		287		2,039
Financial assets at fair value through other comprehensive income
US treasury and US government agencies	1,045	1.09	1,070	3.24	1,695	5.19	153	2.49
Other government securities	1,139	1.96	8,893	3.48	4,534	2.10	442	1.28
Asset-backed securities	–	–	–	–	–	–	57	3.93
Corporate and other debt securities	926	1.81	3,666	1.77	527	2.22	–	–
Treasury and other bills	11	1.08	210	1.86	–	–	–	–
	3,121		13,839		6,756		652
Debt securities held at amortised cost
Mortgage-backed securities	–	–	2,024	1.81	–	–	1,247	1.51
Other asset-backed securities	528	0.19	–	–	93	2.55	27	1.41
Corporate and other debt securities	–	–	238	2.77	937	2.99	3	3.50
	528		2,262		1,030		1,277

The Lloyds Bank Group’s investment holdings at 31 December 2018 include £16,729 million due from the UK government and its agencies and £3,963 million due from the US government and its agencies.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MATURITY ANALYSIS AND INTEREST RATE SENSITIVITY OF LOANS AND ADVANCES TO CUSTOMERS AND BANKS AT 31 DECEMBER 2018

The following table analyses the maturity profile and interest rate sensitivity of loans by type on a contractual repayment basis at 31 December 2018.

All amounts are before deduction of impairment allowances. Demand loans are included in the ‘maturing in one year or less’ category.

		Maturing after
	Maturing in one	one but within	Maturing after
	year or less	five years	five years	Total
	£m	£m	£m	£m
Loans and advances to banks	2,175	–	1,518	3,693
Loans and advances to customers:
Mortgages	13,652	51,049	232,089	296,790
Other personal lending	4,802	5,003	18,812	28,617
Property companies	4,152	11,272	11,783	27,207
Financial, business and other services	45,381	7,252	8,623	61,256
Transport, distribution and hotels	6,706	4,460	2,766	13,932
Manufacturing	3,711	2,085	900	6,696
Other	9,364	16,108	7,094	32,566
Total loans	89,943	97,229	283,585	470,757
Of which:
Fixed interest rate	55,107	44,677	146,080	245,864
Variable interest rate	34,836	52,552	137,505	224,893
	89,943	97,229	283,585	470,757

DEPOSITS

The following tables show the details of the Lloyds Bank Group’s average customer deposits in each of the past three years.

	2018	2018	2017	2017	2016	2016
	Average	Average	Average	Average	Average	Average
	balance	rate	balance	rate	balance	rate
	£m	%	£m	%	£m	%
Non-interest bearing demand deposits	72,428	–	66,260	–	56,013	–
Interest-bearing demand deposits	90,178	0.75	94,626	0.58	88,638	0.66
Savings deposits	149,177	0.38	168,142	0.23	164,155	0.57
Time deposits	91,692	0.82	86,043	1.16	111,751	1.06
Total average deposits	403,475	0.50	415,071	0.47	420,557	0.65

CERTIFICATES OF DEPOSIT AND OTHER TIME DEPOSITS

The following table gives details of the Lloyds Bank Group’s certificates of deposit issued and other time deposits at 31 December 2018 individually in excess of US $100,000 (or equivalent in another currency) by time remaining to maturity.

		Over 3 months	Over 6 months
	3 months	but within	but within	Over
	or less	6 months	12 months	12 months	Total
	£m	£m	£m	£m	£m
Certificates of deposit	2,128	2,779	1,539	219	6,665
Time deposits	16,407	2,829	3,439	2,211	24,886
Total	18,535	5,608	4,978	2,430	31,551
74

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

SHORT-TERM BORROWINGS

Short-term borrowings are included within the balance sheet captions ‘Deposits by banks’, ‘Customer accounts’ and ‘Debt securities in issue’ and are not identified separately on the balance sheet. The short-term borrowings of the Lloyds Bank Group consist of overdrafts from banks, liabilities in respect of securities sold under agreements to repurchase, notes issued as part of lending securitisations, certificates of deposit issued, commercial paper and promissory notes issued and other marketable paper. Liabilities in respect of securities sold under agreements to repurchase, securitisation notes and covered bonds are the only significant short-term borrowings of the Lloyds Bank Group.

The following tables give details of these significant short-term borrowings of the Lloyds Bank Group for each of the past three years.

	2018	2017	2016
	£m	£m	£m
Liabilities in respect of securities sold under repurchase agreements
Balance at the year end	25,789	25,813	9,741
Average balance for the year	28,163	18,943	8,342
Maximum balance during the year	31,571	25,813	12,734
Average interest rate during the year	0.9%	0.6%	0.5%
Interest rate at the year end	1.4%	1.4%	0.3%
Covered bonds
Balance at the year end	28,194	26,132	30,521
Average balance for the year	27,028	26,765	30,625
Maximum balance during the year	28,194	30,521	32,444
Average interest rate during the year	3.0%	3.2%	3.6%
Interest rate at the year end	2.7%	2.8%	3.0%
75

CORPORATE GOVERNANCE

STATEMENT ON US CORPORATE GOVERNANCE STANDARDS

The Board is committed to the delivery of Lloyds Bank Group’s strategy which will transform Lloyds Bank Group for success in a digital world. The Board’s strategy is underpinned by high standards of corporate governance designed to ensure consistency and rigour in its decision making. This report explains how those standards apply in practice to ensure that the Board and management work together for the long-term benefit of the Bank.

To assist the Board in carrying out its functions and to provide independent oversight of internal control and risk management, certain responsibilities are delegated to the Board’s Committees. The Board is kept up to date on the activities of the Committees through reports from each of the Committee Chairmen. Terms of Reference for each of the Committees are available on the website at www.lloydsbankinggroup.com. Information on the membership, role and activities of the Nomination Committee, the Audit Committee, Board Risk Committee and the Remuneration Committee can be found on page 77 and page 78.

A consistent Corporate Governance Framework applies across Lloyds Banking Group plc, the Bank, Bank of Scotland plc and HBOS plc, and is tailored where needed to meet the entity specific needs of each company. Whilst the Bank is not required to comply with the Financial Reporting Council’s UK Corporate Governance Code (the ‘UK Code’), the Corporate Governance Framework complies with relevant provisions of the UK Code and the Wates Corporate Governance Principles for Large Private Companies.

As a non-US company with securities listed on the New York Stock Exchange (NYSE) the Bank is required to disclose any significant ways in which its corporate governance practices differ from those followed by domestic US companies listed on the NYSE. Key differences are set out below.

The NYSE corporate governance listing standards require domestic US companies to adopt and disclose corporate governance policies. For the Bank, the Nomination Committee sets the appropriate corporate governance principles and oversees the annual evaluation of the performance of the Board, its Committees and its individual members.

Under the NYSE corporate governance listing standards, the remuneration, nomination and governance committees of domestic US companies must be comprised of entirely independent directors. However for the Bank, the Remuneration Committee and the Nomination Committee include the Chairman, with all other members being independent non-executive directors.

BOARD AND COMMITTEE COMPOSITION AND BOARD ATTENDANCE IN 20181

Board member	Date of appointment to the Board[2]	Board meetings	Nomination Committee	Audit Committee	Board Risk Committee	Remuneration Committee
Lord Blackwell (C)	June 2012	8/8		–
António Horta-Osório	January 2011	8/8	–	–	–	–
Juan Colombás	November 2013	8/8	–	–	–	–
George Culmer	May 2012	8/8	–	–	–	–
Alan Dickinson	September 2014	8/8
Anita Frew	December 2010	8/8				[3]
Simon Henry	June 2014	6/8	–			–
Lord Lupton	June 2017	8/8	–	[4]		–
Amanda Mackenzie[5,6]	October 2018	1/1	–	–		–
Deborah McWhinney[7]	December 2015	8/8	–			–
Nick Prettejohn[8]	June 2014	8/8	–			–
Stuart Sinclair	January 2016	7/8	–	–		[3]
Sara Weller	February 2012	8/8		–

1	Where a Director is unable to attend a meeting s/he receives papers in advance and has the opportunity to provide comments to the Chair of the Board, or to the relevant Committee Chair.

2.	The terms of office of the Directors do not expire and as such the Directors hold office until they retire or are vacated or removed from office. Information in relation to initial terms of office and notice periods can be found under the sections headed Service Agreements on page 79 and Letters of Appointment on page 81.

3	Stuart Sinclair succeeded Anita Frew as the Chair of the Remuneration Committee on 1 September 2018.

4	Lord Lupton stood down from the Audit Committee with effect from 16 May 2019.

5	Amanda Mackenzie joined the Board and the Board Risk Committee on 1 October 2018.

6	Amanda Mackenzie joined the Remuneration Committee on 1 March 2019.

7	Deborah McWhinney retired from the Board on 31 December 2018.

8	Nick Prettejohn joined the Nomination Committee on 1 March 2019.

Chairman

Member

Sarah Bentley, Brendan Gilligan and Nigel Hinshelwood joined the Board and took office with effect from 1 January 2019. Further details of these appointments are set out on page 77.

REVISED GOVERNANCE ARRANGEMENTS TO COMPLY WITH RING-FENCING

Following the financial crisis, UK legislation was passed to better protect customers and the day-to-day banking services they rely on. The new rules mean large UK banks must separate personal banking services such as current and savings accounts from risks in other parts of the business, like investment banking. This is called ring-fencing. Banks have taken different approaches on how they implement these rules with effect from 1 January 2019.

Lloyds Banking Group has worked closely with the Regulators to ensure that there is in place an appropriate structure and governance arrangements which meet regulatory requirements. The Bank and Bank of Scotland plc have been identified as the banks which have been included within the ring-fence (together, the ‘Ring-Fenced Banks’). Broadly, there are three key PRA principles that underpin the governance structure for the Ring-Fenced Banks.

Independent decision making by the Ring-Fenced Bank Boards – on any matters where there might be a conflict between the interests of the Ring-Fenced Banks and the interests of another part of Lloyds Banking Group, ensuring that the Ring-Fenced Bank Boards act in the interests of the Ring-Fenced Banks.

Risks considered and managed from the Ring-Fenced Banks’ perspective – this includes maintenance of the capital adequacy and liquidity of the Ring-Fenced Banks.

Clear and effective governance at both Ring-Fenced Bank and Lloyds Banking Group plc level – including second and third lines of defence in respect of risk management.
76

CORPORATE GOVERNANCE

In order to meet ring-fencing requirements a major governance and legal entity programme has been implemented across Lloyds Banking Group, which has included the following aspects:

REORGANISATION

The reorganisation of subsidiaries which have now been restructured into four sub-groups under Lloyds Banking Group plc:

the ‘Ring-Fenced Bank sub-group’ containing the Bank and Bank of Scotland plc (which includes the Halifax business and MBNA);

the ‘LBCM sub-group’ under Lloyds Bank Corporate Markets plc, which now holds subsidiaries and branches in the Crown Dependencies, Singapore and the US. A number of client agreements were also transferred from the Bank and Bank of Scotland plc to Lloyds Bank Corporate Markets plc in order to comply with the ring-fencing regulatory requirements which took effect on 1 January 2019;

the ‘Insurance sub-group’ under Scottish Widows Group Limited (including Scottish Widows Limited); and

the ‘Equity sub-group’ under a new equity holding company, LBG Equity Investments Limited, under which the principal subsidiary is Lloyds Development Capital Limited.

THE BOARD STRUCTURE

To facilitate effective governance, the boards of Lloyds Banking Group plc, the Bank, Bank of Scotland plc and HBOS plc are run on an aligned basis as the business of the Ring-Fenced Banks accounts for the majority of Lloyds Banking Group’s operations. This involves the Directors of Lloyds Banking Group plc also sitting on the Boards of the other three companies. To provide further support to the fulfilment of the three key principles of governance of the Ring-Fenced Banks outlined above, three additional independent Non-Executive Directors have been appointed to the Ring-Fenced Bank Boards. Further detail on the risk management framework of Lloyds Bank Group is set out on page 16.

NEW DIRECTORS OF THE RING-FENCED BANKS

Three new Non-Executive Directors were appointed to the Boards of the Bank and Bank of Scotland plc. Sarah Bentley, Brendan Gilligan and Nigel Hinshelwood were recruited during 2018, and took office with effect from 1 January 2019. All the Ring-Fenced Bank only Directors sit on the Board Risk Committees of each of the Ring-Fenced Banks and two are members of the relevant Audit and Remuneration Committees. Nigel Hinshelwood, who is the Senior Independent Director of each of the Ring-Fenced Banks with effect from 1 January 2019, is also a member of the Nomination Committee of each of the Ring-Fenced Banks.

HOW THE BOARD WORKS

MEETINGS, ACTIVITIES AND PROCESSES

The right processes in place to deliver on our strategy

During the year, there were eight scheduled Board meetings, with details of attendance shown on page 76. In addition to formal meetings, the Board meets as necessary to consider matters of a time-sensitive nature. The Chairman and the Chairmen of each Committee ensure Board and Committee meetings are structured to facilitate open discussion, debate and challenge.

The Board is supported by its Committees which make recommendations on matters delegated to them under the Corporate Governance Framework, in particular in relation to internal control risk, financial reporting, governance and remuneration issues.

The management of all Committees is in keeping with the basis on which meetings of the Board are managed. Each of the Committees’ structures facilitates open discussion and debate, with steps taken to ensure adequate time for members of the Committees to consider proposals which are put forward.

The Executive Directors make decisions within clearly defined parameters which are documented within the Corporate Governance Framework. However, where appropriate, any activities outside the ordinary course of business are brought to the full Board for their consideration, even if the matters fall within the agreed parameters. The Corporate Governance Framework helps to ensure that decisions are made by management with the correct authority.

In the rare event of a Director being unable to attend a meeting, the Chairmen of the respective meetings discuss the matters proposed with the Director concerned wherever possible, seeking their support and feedback accordingly. The Chairman subsequently represents those views at the meeting.

The Board recognises the need to be adaptable and flexible to respond to changing circumstances and emerging business priorities, whilst ensuring the continuing monitoring and oversight of core issues.

Lloyds Bank Group has a comprehensive and continuous agenda setting and escalation process in place to ensure that the Board has the right information at the right time and in the right format to enable the Directors to make the right decisions. The Chairman leads the process, assisted by the Group Chief Executive and Company Secretary. The process ensures that sufficient time is being set aside for strategic discussions and business critical items. Details of the meeting process are provided on the next page.

The Non-Executive Directors also receive regular updates from the Group Chief Executive’s office including a weekly email which gives context to current issues. In-depth and background materials are regularly provided via a designated area on the secure electronic Board portal.

The Terms of Reference for each of the principal Committees can be found at www.lloydsbankinggroup.com.

77

CORPORATE GOVERNANCE

Board Meetings

A yearly planner is prepared by the Company Secretary to map out the flow of key items of business to the Board.
Board venues are agreed and colleagues in the areas that the Board will visit are engaged at both senior management and operational level.
The Chairman holds monthly meetings to review the draft agenda and planner with the Company Secretary and Chief of Staff, as well as quarterly meetings with a wider group of central functions, to identify emerging issues.
The draft Board agenda is discussed between the Chairman and the Group Chief Executive and reviewed at GEC meetings.
Matters may be added to agendas in response to external events, Non-Executive Director requests, regulatory initiatives and the quarterly Board topic review meetings.
Templates and guidelines are included within targeted training for authors of papers to ensure consistency and high quality of information.
Meeting packs are uploaded and communicated to all Directors via a secure electronic Board portal typically a week in advance of the meeting to ensure sufficient time to review the matters which are to be discussed and seek clarification or any additional information.
Executive meetings are held ahead of all Board and Committee meetings to ensure all matters being presented to the Board have been through a thorough discussion and escalation process.
Committee meetings are held prior to Board meetings, with the Chairman of each Committee then reporting matters discussed to the Board.
Board meetings have certain standing items, such as a report from the Group Chief Executive and Chief Financial Officer on Lloyds Bank Group performance, reports from the Chairmen of Committees and principal subsidiaries and updates from GEC members.
Topics for deep dives or additional items are discussed when required and include business, governance and regulatory updates.
The Board makes full use of technology such as video conferencing, teleconferencing, a Board portal and tablets/devices in its meeting arrangements. This leads to greater flexibility, security and efficiency in Board paper distribution and meeting arrangements.
The Board meetings offer the Board the chance to meet colleagues within the business, and if any additional meetings are required to provide more details, these are arranged.
Minutes and matters arising from the meeting are produced and circulated to the Directors for review and feedback.
Those responsible for matters arising are asked to provide updates to a subsequent meeting.

Committees of the Board

The Board operates a number of Committees, composed of Non-Executive Directors, with the responsibilities set out below.

Nomination Committee

Responsible for reviewing and making recommendations to the Board on the composition of the Bank’s Board and its Committees, taking into account the principles, policies and governance requirements of Lloyds Banking Group.

Audit Committee

Responsible for monitoring and reviewing the formal arrangements established by the Board in respect of the financial reporting and narrative reporting of the Bank, the effectiveness of the internal controls and the risk management framework, whistleblowing arrangements, internal and external audit process.

Board Risk Committee

Responsible for reviewing and reporting its conclusions to the Board on Lloyds Bank Group’s current and future risk appetite (the extent and categories of risk which the Board regards as acceptable for the Bank to bear), the Lloyds Bank Group’s risk management framework (setting out the procedures to manage risk, embracing principles, policies, methodologies, systems, processes, procedures and people), and Lloyds Bank Group’s risk culture to ensure that it supports Lloyds Bank Group’s risk appetite.

Remuneration Committee

Responsible for reviewing and making recommendations to the Board on the remuneration policy for the Bank and for performing such other duties as may be prescribed for remuneration committees by the Regulators of the Bank, taking into account the principles, policies and governance requirements of Lloyds Banking Group.

Beyond Board Meetings

Non-Executive Directors regularly meet with senior management and spend time increasing their understanding of the business through site visits, formal briefing sessions or more informal events including breakfast meetings with senior staff. These informal meetings allow Directors greater time to discuss business in an informal setting, ensuring that there is sufficient time for the Board to discuss matters of a material nature at Board meetings.

Non-Executive Directors see attendance at Board and Committee meetings as only one part of their role. In addition to the annual schedule of Board and Committee meetings, the Non-Executive Directors undertake a full programme of activities and engagements each year.

Where further training or awareness is identified, such as new technology, regulations or sector advances, deep dives are held with the relevant field expert to provide overviews, chances to raise questions, and debate the impacts on business in an informal setting.

78

CORPORATE GOVERNANCE

Service Agreements

The Service contracts of all current Executive Directors are terminable on 12 months’ notice from Lloyds Bank Group and six months’ notice from the individual. The Chairman also has a letter of appointment. His engagement may be terminated on six months’ notice by either Lloyds Banking Group or him.

Termination payments

It is the Lloyds Bank Group’s policy that where compensation on termination is due, it should be paid on a phased basis, mitigated in the event that alternative employment is secured. Where it is appropriate to make a bonus payment (now known as Group Performance Share) to the individual, this should relate to the period of actual service, rather than the full notice period. Any Group Performance Share payment will be determined on the basis of performance as for all continuing employees and will remain subject to performance adjustment (malus and clawback) and deferral. Generally, on termination of employment, Group Performance Share awards, long-term incentive awards (now known as Group Ownership Share) and other rights to payments will lapse except where termination falls within one of the reasons set out below. In the event of redundancy, the individual may receive a payment in line with statutory entitlements at that time. If an Executive Director is dismissed for gross misconduct, the Executive Director will receive normal contractual entitlements until the date of termination and all deferred Group Performance Share and Group Ownership Share awards will lapse.

	Base salary	Fixed share award	Pension, benefits and other fixed remuneration
Resignation	In the case of resignation to take up new employment, paid until date of termination (including any period of leave required by the Lloyds Bank Group). In the case of resignation for other reasons, base salary will be paid in monthly instalments for the notice period (or any balance of it), offset by earnings from new employment during this period.	Awards continue and are released at the normal time and the number of shares subject to the award in the current year will be reduced to reflect the date of termination.	Paid until date of termination including any period of leave required by the Lloyds Bank Group (subject to individual benefit scheme rules).
Redundancy or termination by mutual agreement	Paid until date of termination (including any period of leave required by the Lloyds Bank Group). In respect of the balance of any notice period, base salary will be paid in monthly instalments, offset by earnings from new employment during this period.	Awards will normally continue and be released at the normal time and the number of shares subject to the award in the current year will be reduced to reflect the date of termination unless, in the case of mutual agreement, the Committee determines that exceptional circumstances apply in which case shares may be released on termination.	Paid until date of termination including any period of leave required by the Lloyds Bank Group (subject to individual benefit scheme rules).
Retirement/ill health, injury, permanent disability/death	Paid until date of retirement/death. For ill health, injury or permanent disability which results in the loss of employment, paid for the applicable notice period (including any period of leave required by the Lloyds Bank Group).	Awards will normally continue and be released at the normal time and the number of shares subject to the award in the current year will be reduced to reflect the date of termination except for (i) death where shares are released on the date of termination; or (ii) in the case of permanent disability the Committee determines that exceptional circumstances apply, in which case shares may be released on the date of termination.	Paid until date of death/retirement (subject to individual benefit scheme rules). For ill health, injury, permanent disability, paid for the notice period including any period of leave required by the Lloyds Bank Group (subject to individual benefit scheme rules).
Change of control or merger	N/A	Awards will be payable on the date of the Change of Control and the number of shares subject to the award will be reduced to reflect the shorter accrual period. The Committee may decide that vested awards will be exchanged for (and future awards made over) shares in the acquiring company or other relevant company.	N/A
Other reason where the Committee determines that the executive should be treated as a good leaver	Paid until date of termination (including any period of leave required by the Lloyds Bank Group). In respect of the balance of any notice period, base salary will be paid in monthly instalments, offset by earnings from new employment during this period.	Awards continue and are released at the normal time and the number of shares subject to the award in the current year will be reduced to reflect the date of termination.	Paid until date of termination including any period of leave required by the Lloyds Bank Group (subject to individual benefit scheme rules).
79

CORPORATE GOVERNANCE

	Annual bonus (now known as Group Performance Share)(1)	Long-term incentive (now known as Group Ownership Share)(2)	Chairman and Non-Executive Director fees(3)
Resignation	Unvested deferred Group Performance Share awards are forfeited and in-year Group Performance Share awards are accrued until the date of termination (or the commencement of garden leave if earlier), unless the Committee determines otherwise in exceptional circumstances.	Awards lapse on date of leaving (or on notice of leaving) unless the Committee determines otherwise in exceptional circumstances that they will vest on the original vesting date (or exceptionally on the date of leaving). Where award is to vest it will be subject to the performance conditions and time pro-rating (for months worked in performance period). Malus and clawback will apply.	Paid until date of leaving Board.
Redundancy or termination by mutual agreement	For cases of redundancy, unvested deferred Group Performance Share awards are retained and in-year Group Performance Share awards are accrued until the date of termination (or the commencement of garden leave if earlier). Such awards would be subject to deferral, malus and clawback. For termination by mutual agreement, the same approach as for resignation would apply.	Awards vest on the original vesting date (or exceptionally on the date of leaving). Vesting is subject to the performance conditions and time pro-rating (for months worked in performance period). Malus and clawback will apply.	Paid until date of leaving Board.
Retirement/ill health, injury, permanent disability	Unvested deferred Group Performance Share awards are retained and in-year Group Performance Share awards are accrued until the date of termination (or the commencement of garden leave if earlier). Such awards would be subject to deferral, malus and clawback.	Awards vest on the original vesting date (or exceptionally on the date of leaving). Vesting is subject to the performance conditions and time pro-rating (for months worked in performance period). Malus and clawback will apply.	Paid until date of leaving Board.
Death	Unvested deferred Group Performance Share awards are retained and in-year Group Performance Share awards are accrued until the date of termination. Deferred Group Performance Share awards vest on death in cash, unless the Committee determines otherwise.	Awards vest on death subject to the performance conditions and time pro-rating (for months worked in performance period unless determined otherwise). Malus and clawback will apply.	Paid until date of leaving Board.
Change of control or merger[2]	In-year Group Performance Share accrued up until date of change of control or merger (current year). Where there is a Corporate Event, deferred Group Performance Share awards vest to the extent and timing determined by the Committee in its absolute discretion.	Awards vest on date of event. Vesting is subject to the performance conditions and time pro-rating (for months worked in performance period unless determined otherwise). Malus and clawback will normally apply. Instead of vesting, awards may be exchanged for equivalent awards over the shares of the acquiring company or another company.	Paid until date of leaving Board.
Other reason where the Committee determines that the executive should be treated as a good leaver	Unvested deferred Group Performance Share awards are retained and in-year Group Performance Share awards are accrued until the date of termination (or the commencement of garden leave if earlier). Deferred Group Performance Share awards vest in line with normal timeframes and are subject to malus and clawback. The Committee may allow awards to vest early if it considers it appropriate.	Awards vest on the original vesting date (or exceptionally on the date of leaving). Vesting is subject to the performance conditions and time pro-rating (for months worked in performance period). Malus and clawback will apply.	Paid until date of leaving Board.

1	If any Group Performance Share is to be paid to the Executive Director for the current year, this will be determined on the basis of performance for the period of actual service, rather than the full notice period (and so excluding any period of leave required by the Lloyds Bank Group).

2	Reference to change of control or merger includes a compromise or arrangement under section 899 of the Companies Act 2006 or equivalent. Fixed share awards may also be released/exchanged in the event of a resolution for the voluntary winding up of Lloyds Banking Group; a demerger, delisting, distribution (other than an ordinary dividend) or other transaction, which, in the opinion of the Committee, might affect the current or future value of any award; or a reverse takeover, merger by way of a dual listed company or other significant corporate event, as determined by the Committee. In the event of a demerger, special dividend or other transaction which would in the Committee’s opinion affect the value of awards, the Committee may allow a long-term incentive award to vest to the extent relevant performance conditions are met to that date and if the Committee so determined, on a time pro-rated basis (unless determined otherwise) to reflect the number of months of the performance period worked.

3	The Chairman is entitled to six months’ notice.
80

CORPORATE GOVERNANCE

Letters of Appointment

The Non-Executive Directors all have letters of appointment and are appointed for an initial term of three years after which their appointment may continue subject to an annual review. Non-Executive Directors may have their appointment terminated, in accordance with statute and the articles of association, at any time with immediate effect and without compensation.

INTERNAL CONTROL

Board responsibility

The Board is responsible for Lloyds Bank Group’s risk management and internal control systems, which are designed to facilitate effective and efficient operations and to ensure the quality of internal and external reporting and compliance with applicable laws and regulations. The Directors and senior management are committed to maintaining a robust control framework as the foundation for the delivery of effective risk management. The Directors acknowledge their responsibilities in relation to the Lloyds Bank Group’s risk management and internal control systems and for reviewing their effectiveness.

In establishing and reviewing the risk management and internal control systems, the Directors carried out a robust assessment of the principal risks facing the Bank, including those that would threaten its business model, future performance, solvency or liquidity, the likelihood of a risk event occurring and the costs of control. The process for identification, evaluation and management of the principal risks faced by Lloyds Bank Group is integrated into Lloyds Bank Group’s overall framework for risk governance. The Lloyds Bank Group is forward-looking in its risk identification processes to ensure emerging risks are identified. The risk identification, evaluation and management process also identifies whether the controls in place result in an acceptable level of risk. At the Lloyds Bank Group level, a consolidated risk report and risk appetite dashboard are reviewed and regularly debated by the executive Lloyds Bank Group Risk Committee, Board Risk Committee and the Board to ensure that they are satisfied with the overall risk profile, risk accountabilities and mitigating actions. The report and dashboard provide a monthly view of Lloyds Bank Group’s overall risk profile, key risks and management actions, together with performance against risk appetite and an assessment of emerging risks which could affect Lloyds Bank Group’s performance over the life of the operating plan. Information regarding the main features of the internal control and risk management systems in relation to the financial reporting process is provided within the risk management report on pages 21 to 71. The Board concluded that Lloyds Bank Group’s risk management arrangements are adequate to provide assurance that the risk management systems put in place are suitable with regard to Lloyds Bank Group’s profile and strategy.

Control Effectiveness Review

An annual Control Effectiveness Review (CER) is undertaken to evaluate the effectiveness of Lloyds Bank Group’s control framework with regard to its material risks, and to ensure management actions are in place to address key gaps or weaknesses in the control framework. Business areas and head office functions assess the controls in place to address all material risk exposures across all risk types. The CER considers all material controls, including financial, operational and compliance controls. Senior management approve the CER findings which are reviewed and independently challenged by the Risk Division and Lloyds Bank Group Internal Audit and reported to the Board. Action plans are implemented to address any control deficiencies.

Reviews by the Board

The effectiveness of the risk management and internal control systems is reviewed regularly by the Board and the Audit Committee, which also receives reports of reviews undertaken by the Risk Division and Lloyds Bank Group Internal Audit. The Audit Committee also considers reports received from the Bank’s external auditor and has a discussion with it at least once a year without executives present.

Lloyds Bank Group’s risk management and internal control systems are regularly reviewed by the Board and are consistent with the guidance on Risk Management, Internal Control and Related Financial and Business Reporting issued by the Financial Reporting Council and compliant with the requirements of CRD IV. They have been in place for the year under review and up to the date of the approval of the Annual Report. Lloyds Bank Group has determined a pathway to compliance with BCBS 239 risk data aggregation and risk reporting requirements and continues to actively manage enhancements.

Auditor independence

Both the Lloyds Banking Group Board and the external auditor have policies and procedures designed to protect the independence and objectivity of the external auditor for Lloyds Banking Group plc and all of its subsidiary undertakings, including those entities within the Lloyds Bank Group. In 2018, the Lloyds Banking Group Audit Committee amended its policy on business recovery services provided by the auditor in respect of its customers to reflect revisions made by the Financial Reporting Council (FRC) to its rules. To ensure that there is an appropriate level of oversight the Lloyds Banking Group Audit Committee approves the nature of services that the external auditor is permitted to perform and the policy sets a financial threshold above which it must approve in advance all non-audit engagements of the external auditor; the policy permits senior management to approve certain engagements for permitted services with fees for amounts below the threshold. The policy also details those services that the external auditor is prohibited from providing; these are consistent with the non-audit services which the FRC considers to be prohibited. The total amount of fees paid to the auditor for both audit and non-audit related services in 2018 is disclosed in note 10 to the financial statements.

CORPORATE GOVERNANCE

DISCLOSURE CONTROLS AND PROCEDURES

As of 31 December 2018, Lloyds Bank Group, under the supervision and with the participation of Lloyds Bank Group’s management, including the Group Chief Executive and the Chief Financial Officer, performed an evaluation of the effectiveness of Lloyds Bank Group’s disclosure controls and procedures. Based on this evaluation, the Group Chief Executive and Chief Financial Officer concluded that the Bank’s disclosure controls and procedures, at 31 December 2018, were effective for gathering, analysing and disclosing with reasonable assurance the information that Lloyds Bank Group is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. Lloyds Bank Group’s management necessarily applied its judgement in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the Lloyds Bank Group’s internal control over financial reporting during the year ended 31 December 2018 that have materially affected, or are reasonably likely to materially affect, the Lloyds Bank Group’s internal control over financial reporting.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Lloyds Bank plc is responsible for establishing and maintaining adequate internal control over financial reporting. Lloyds Bank plc’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Bank’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorisations of management and directors of Lloyds Bank plc; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the Bank’s assets that could have a material effect on the financial statements.

Internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The management of Lloyds Bank plc assessed the effectiveness of the Bank’s internal control over financial reporting at 31 December 2018 based on the criteria established in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). Based on this assessment, management concluded that, at 31 December 2018, the Bank’s internal control over financial reporting was effective.

GOING CONCERN

The going concern of the Bank and Lloyds Bank Group is dependent on successfully funding their respective balance sheets and maintaining adequate levels of capital. In order to satisfy themselves that the Bank and Lloyds Bank Group have adequate resources to continue to operate for the foreseeable future, the Directors have considered a number of key dependencies which are set out in the risk management section under Lloyds Bank Group’s principal risks: funding and liquidity on page 19 and pages 61 to 65 and capital position on pages 55 to 60. Additionally, the Directors have considered capital and funding projections for the Bank and Lloyds Bank Group. Accordingly, the Directors conclude that the Bank and Lloyds Bank Group have adequate resources to continue in operational existence for a period of at least 12 months from the date of approval of the financial statements and therefore it is appropriate to continue to adopt the going concern basis in preparing the accounts.

REGULATION

APPROACH OF THE FINANCIAL CONDUCT AUTHORITY (“FCA”)

In accordance with the Financial Services and Markets Act FSMA (amended by the Financial Services Act 2012), the FCA has a strategic objective to ensure that the relevant markets function well. In support of this, the FCA has three operational objectives: to secure an appropriate degree of protection for consumers; to protect and enhance the integrity of the UK financial system and to promote effective competition in the interests of consumers.

The FCA Handbook sets out rules and guidance across a range of conduct issues with which financial institutions are required to comply including high level principles of business and detailed conduct of business standards and reporting standards.

REGULATORY APPROACH OF THE PRA

The PRA’s regulatory and supervisory approach incorporates three key characteristics: to take a judgement-based approach, a forward-looking approach, and a focused-approach.

The PRA has largely inherited the prudential aspects of the former Financial Services Authority FSA Handbook, including regulations and guidance relating to capital adequacy and liquidity among several other things.

OTHER BODIES IMPACTING THE REGULATORY REGIME

THE BANK OF ENGLAND AND HM TREASURY

The agreed framework for co-operation in the field of financial stability in the financial markets is detailed in the Memorandum of Understanding published jointly by HM Treasury, the FCA (formerly the FSA) and the Bank of England (now including the PRA) (together, the “Tripartite Authorities”). The Bank of England has specific responsibilities in relation to financial stability, including: (i) ensuring the stability of the monetary system; (ii) oversight of the financial system infrastructure, in particular payments systems in the UK and abroad; and (iii) maintaining a broad overview of the financial system through its monetary stability role. The Bank of England also wholly incorporates the PRA.

UK FINANCIAL OMBUDSMAN SERVICE (“FOS”)

The FOS provides consumers with a free and independent service designed to resolve disputes where the customer is not satisfied with the response received from the regulated firm. The FOS resolves disputes for eligible persons that cover most financial products and services provided in (or from) the UK. The jurisdiction of the FOS extends to include firms conducting activities under the Consumer Credit Act 1974. Although the FOS takes account of relevant regulation and legislation, its guiding principle is to resolve cases individually on merit on the basis of what is fair and reasonable; in this regard, the FOS is not bound by law or even its own precedent. The final decisions made by the FOS are legally binding on regulated firms who also have a requirement under the FCA rules to ensure that lessons learned as a result of determinations by the FOS are effectively applied in future complaint handling.

THE FINANCIAL SERVICES COMPENSATION SCHEME (“FSCS”)

The FSCS was established under the FSMA and is the UK’s statutory fund of last resort for customers of authorised financial services firms. Companies within Lloyds Bank Group are responsible for contributing to compensation schemes in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers. The FSCS can pay compensation to customers if a firm is unable, or likely to be unable, to pay claims against it. The FSCS is funded by levies on firms authorised by the PRA and the FCA, including companies within Lloyds Bank Group.

LENDING STANDARDS BOARD

The Lending Standards Board is responsible for overseeing the Standards of Lending Practice (for both personal and business customers). The Standards of Lending Practice for personal customers cover six main areas: Financial promotions and communications; product sales; account maintenance and servicing; money management; financial difficulty; and, customer vulnerability across key lending (current account overdrafts, credit cards, loans and chargecards) to consumers and charities with an income of less than £1 million. The Standards of Lending Practice for business customers apply to business customers, which at the point of lending have a non-complex ownership structure, and an annual turnover of less than £6.5 million. The standards cover eight main areas: product information; product sale; declined applications; product execution; credit monitoring; financial difficulty; portfolio management; and, vulnerability for products including loans, overdrafts, commercial mortgages, credit cards, and chargecards.

UK COMPETITION AND MARKETS AUTHORITY (“CMA”)

The objective of the CMA is to promote competition to ensure that markets work well for consumers, businesses and the economy. Since 1 April 2014 the CMA has, with the FCA, exercised the competition functions previously exercised by the Office of Fair Trading and the Competition Commission. Through its five strategic goals (delivering effective enforcement; extending competition frontiers; refocusing competition protection; achieving professional excellence; and, developing integrated performance) the CMA impacts the banking sector in a number of ways, including powers to investigate and prosecute a number of criminal offences under competition law. In addition, the CMA is now the lead enforcer under the Unfair Terms in Consumer Contracts Regulations 1999.

UK INFORMATION COMMISSIONER’S OFFICE

The UK Information Commissioner’s Office is responsible for overseeing implementation of the Data Protection Act 2018 which enshrines the General Data Protection Regulation. This Act regulates, among other things, the retention and use of data relating to individual customers. The Freedom of Information Act 2000 (the “FOIA”) sets out a scheme under which any person can obtain information held by, or on behalf of, a “public authority” without needing to justify the request. A public authority will not be required to disclose information if certain exemptions set out in the FOIA apply.

THE PAYMENTS SYSTEM REGULATOR (“PSR”)

The PSR is an independent economic regulator for the £81 trillion payment systems industry in the UK, which was launched in April 2015. Payment systems form a vital part of the UK’s financial system – they underpin the services that enable funds to be transferred between people and institutions. The purpose of PSR is to make payment systems work well for those that use them. The PSR is a subsidiary of the FCA, is independent, and has its own statutory objectives, Managing Director and Board. It is charged with strong competition and regulatory powers, funded by the industry and accountable to Parliament. In summary its objectives are: (i) to ensure that payment systems are operated and developed in a way that considers and promotes the interests of all the businesses and consumers that use them; (ii) to promote effective competition in the markets for payment systems and services between operators, payment services providers and infrastructure providers; and (iii) to promote the development of and innovation in payment systems, in particular the infrastructure used to operate those systems.

REGULATION

COMPETITION REGULATION

The FCA obtained concurrent competition powers with the CMA on 1 April 2015 in relation to the provision of financial services in the UK, in addition to supplementing its existing competition objective. The FCA has been undertaking a programme of work to assess markets across financial services to ascertain whether or not competition is working effectively in the best interests of consumers. In addition, the PRA also has a secondary objective under the Financial Services (Banking Reform) Act to, so far as reasonably possible, act in a way which facilitates effective competition.

The PSR became operational in April 2015 with concurrent competition powers in respect of UK payment systems, in addition to a statutory objective to promote effective competition. The PSR has completed two market reviews into the provision of indirect access and into the ownership and competitiveness of payments infrastructure. The final report for indirect access was published in July 2016 noting some concerns with quality of access, limited choice and barriers to switching. The final report for competitiveness of payments infrastructure, also published in July 2016, noted some concerns with competition in payments infrastructure.

The FCA announced on 3 November 2016 that it will take action to improve competition in the current account market, following the CMA’s recommendations in the publication of its competition investigation into personal current account (PCA) and SME Banking (9 August 2016). The FCA have published their final report into the ’Strategic Review of Retail Banking Business Models’ (18 December 2018) recognising that PCAs are an important source of competitive advantage for major banks. The focus on high cost credit continues with further forward work on its proposals to simplify the pricing of all overdrafts and end higher prices for unarranged overdrafts. The FCA continues to act as an observer on the “Open Banking” steering group and be involved in developing and testing “prompts” to encourage customers to consider their banking arrangements.

The UK Government has a continuing interest in competition. In November 2015, the UK Government published a document entitled “A better deal: boosting competition to bring down bills for families and firms”. This document focuses on the competition aspects of the UK Government’s productivity plan and aims to promote competition in various sectors, including financial services.

The new regulatory regime may lead to greater UK Government and regulatory scrutiny or intervention in the future, ranging from enforced product and service developments and payment system changes to significant structural changes. This could have a significant effect on Lloyds Bank Group’s operations, financial condition or the business of Lloyds Bank Group.

EU REGULATION

The UK is subject to the legislation introduced under the Financial Services Action Plan. However, the legislation is regularly reviewed at EU level and could be subject to change. Lloyds Bank Group will continue to monitor the progress of these initiatives, provide specialist input on their drafting and assess the likely impact on its business.

CRD IV implements the original (pre December 2017) version of the Basel III agreement in the EU, which introduced significant changes to the prudential regulatory regime applicable to banks including: increased minimum capital ratios; changes to the definition of capital and the calculation of risk-weighted assets; and the introduction of new measures relating to leverage, liquidity and funding. CRD IV also introduced changes to rules on corporate governance, including remuneration, and introduced standardised EU regulatory reporting requirements which specify the information that must be reported to supervisors in areas such as own funds, large exposures and financial information.

U.S. REGULATION

In the United States, until 2018 the Bank and its subsidiary Bank of Scotland plc maintained branches in New York, each licensed by the New York State Department of Financial Services (“NYDFS”) and subject to regulation and examination by the NYDFS and the Federal Reserve Bank of New York. Each of these branches was closed in 2018. The closure of these New York branches was a consequence of the need by both banks to comply with the geographic limitations of the Ring-fencing Rules (as defined in the Risk Factors section). However, in 2018, the Bank filed an application with the NYDFS for, and obtained, approval to establish a representative office in the State of New York, and the NYDFS issued a representative office license to the Bank. This representative office is maintained under the general consent provisions of Regulation K of the Board of Governors of the Federal Reserve System (“Federal Reserve Board”). The Bank’s representative office is subject to the supervision and examination powers of the Federal Reserve Board and the NYDFS.

As of the end of 2018, each of Lloyds Banking Group plc, the Bank, HBOS and Bank of Scotland plc as well as the Bank’s sister company, Lloyds Bank Corporate Markets plc (“LBCM”), was a foreign banking organisation treated as a bank holding company within the meaning of the U.S. Bank Holding Company Act of 1956 (“BHC Act”) in accordance with the provisions of the International Banking Act of 1978 and each had elected, with the permission of the Federal Reserve Board, to be treated as a financial holding company under the BHC Act. Because, as a result of the Ring-fencing Rules, from and after 1 January 2019, neither the Bank nor Bank of Scotland may maintain branches or own substantial equity stakes in entities organized outside of the European Economic Area, each ceased to be treated as a financial holding company under the BHC Act from and after that date. HBOS has no direct or indirect investments or activities in the U.S., and also ceased to be treated as a financial holding company. However, each of Lloyds Banking Group plc and LBCM continues to be treated as a financial holding company under the BHC Act.

Financial holding companies may engage in a broader range of financial and related activities than are permitted to bank holding companies that do not maintain financial holding company status, including underwriting and dealing in all types of securities. A financial holding company and its depository institution subsidiaries must meet certain capital ratios and be deemed to be “well managed” for purposes of the Federal Reserve Board’s regulations. A financial holding company’s direct and indirect activities and investments in the United States are limited to those that are “financial in nature” or “incidental” or “complementary” to a financial activity, as determined by the Federal Reserve Board.

Financial holding companies are also subject to approval requirements in connection with certain acquisitions or investments. For example, Lloyds Banking Group plc is required to obtain the prior approval of the Federal Reserve Board before acquiring, directly or indirectly, the ownership or control of more than 5 per cent of any class of the voting shares of any U.S. bank or bank holding company.

A major focus of U.S. governmental policy relating to financial institutions in recent years has been combating money laundering and terrorist financing and enforcing compliance with U.S. economic sanctions, with serious legal and reputational consequences for any failures arising in these areas. Lloyds Bank Group engages, or has engaged, in a limited amount of business with counterparties in certain countries which the U.S. State Department currently designates as state sponsors of terrorism, including Iran, Syria, Sudan and North Korea. Lloyds Bank Group intends to engage in new business in such jurisdictions only in very limited circumstances where it is satisfied concerning legal, compliance and reputational issues. At 31 December 2018, Lloyds Bank Group does not believe that its business activities relating to countries designated as state sponsors of terrorism were material to its overall business.

REGULATION

Lloyds Bank Group estimates that the value of its business in respect of such states represented less than 0.01 per cent of its total assets and, for the year ended December 2018, Lloyds Bank Group believes that its revenues from all activities relating to such states were less than 0.001 per cent of its total income. This information has been compiled from various sources within Lloyds Bank Group, including information manually collected from relevant business units, and this has necessarily involved some degree of estimate and judgement.

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), which was enacted in the United States in 2010, has resulted in significant changes in U.S. financial regulation. The Dodd-Frank Act addresses, among other topics, systemic risk oversight, the resolution of failing systemically significant financial institutions in the United States, and restrictions on the ability of banking entities to engage in proprietary trading activities and make investments in and sponsor certain private equity funds and hedge funds (known as the “Volcker Rule”). In addition, the Dodd-Frank Act established a regulatory framework for swap dealers and major swap participants, including the requirement for entities that are swap dealers to register with the U.S. Commodity Futures Trading Commission (“CFTC”). The Bank is registered as a swap dealer and, as such, is subject to regulation and supervision by the CFTC and the National Futures Association with respect to certain of its swap activities, including risk management practices, trade documentation and reporting, business conduct and recordkeeping, among others.

DISCLOSURE PURSUANT TO SECTION 219 OF THE IRAN THREAT REDUCTION AND SYRIA HUMAN RIGHTS ACT (ITRA)

Since the introduction of an enhanced financial sanctions policy, the Lloyds Banking Group (including the Bank) has been proactive in reducing its dealings with Iran and individuals and entities associated with Iran. There remain a small number of historic Iran-related business activities which the Lloyds Banking Group has not yet been able to terminate for legal or contractual reasons.

Pursuant to ITRA Section 219, the Lloyds Banking Group notes that during 2018, its non-US affiliates, Lloyds Bank plc and Bank of Scotland plc, received or made payments involving entities owned or controlled by the Government of Iran as defined under section 560.304 of title 31, Code of Federal Regulations, and/or designated under Executive Order 13382 or 13224. In all cases, the payment was permitted under UK and EU sanctions legislation, specific authority was sought from and granted by HM Treasury, the UK’s Competent Authority to provide such authorisations or the payment(s) were credited to a blocked account, held in the name of the entity, in accordance with UK and EC sanctions legislation.

Gross revenues from these activities were approximately £6,000. Net profits from these activities were approximately £6,000.

The Lloyds Banking Group’s businesses, being reported below, are conducted in compliance with applicable laws in respect of Iran and Syria sanctions and, except as noted below, the Lloyds Banking Group intends to continue these historic activities until it is able to legally terminate the contractual relationships or to maintain/manage them in accordance with prevailing sanctions obligations. The nature of these activities is as follows:

1.	Limited and infrequent payments made to and received from entities directly or indirectly linked to the Government of Iran. Such payments are only made if they comply with UK regulation and legislation and/or licence from the U.S. Treasury Department’s Office of Foreign Assets Control.

2.	Payments made to a blocked account in the name of Commercial Bank of Syria related to historic guarantees, entered into by the Lloyds Banking Group between 1997 and 2008, the majority of which relate to Bail Bonds for vessels. The Commercial Bank of Syria is designated under Executive Order 13382.

3.	Sums paid out from a pension trust fund to UK nationals resident in the UK who were employees of a company indirectly owned or controlled by an entity designated under Executive Order 13382 that is also owned or controlled by the Government of Iran.

4.	Lloyds Banking Group continues to provide payment clearing services to a UK based and UK authorised bank, one of whose account holders is an entity designated under Executive Order 13224 (although not by the UK or EU authorities). Lloyds Banking Group concludes from the nature of such payment clearing services that revenue and profit (if any) arising from indirectly providing such services to the designated entity is negligible and not material to the Lloyds Banking Group’s activities and in any event does not flow directly from the designated entity. To the extent that the activities of the designated entity and its UK authorised bank continue to comply with UK regulation and legislation, Lloyds Banking Group intends to continue its activities and keep them under review.
85

LISTING INFORMATION

TRADING MARKETS

The ordinary shares of Lloyds Bank plc are not listed or traded on any stock exchange.

DIVIDENDS

Lloyds Bank plc’s ability to pay dividends is restricted under UK company law. Dividends may only be paid if distributable profits are available for that purpose. In the case of a public limited company, a dividend may only be paid if the amount of net assets is not less than the aggregate of the called-up share capital and undistributable reserves and if the payment of the dividend will not reduce the amount of the net assets to less than that aggregate. In addition, as a regulated entity, the Bank cannot pay a dividend if the payment of such dividend would result in regulatory capital requirements not being met. Similar restrictions exist over the ability of the Bank’s subsidiary companies to pay dividends to their immediate parent companies. Furthermore, in the case of Lloyds Bank plc, dividends may only be paid if sufficient distributable profits are available for distributions due in the financial year on certain preferred securities. The board has the discretion to decide whether to pay a dividend and the amount of any dividend.

The table below sets out the interim and final dividends paid by the Bank for fiscal years 2009 through 2018.

	Final dividends for previous year paid during current year £ million	Interim dividends £ million	Total dividends £ million
2009	–	–	–
2010	–	–	–
2011	–	–	–
2012	–	–	–
2013	–	–	–
2014	–	–	–
2015	–	1,080	1,080
2016	–	3,040	3,040
2017	–	2,650	2,650
2018	–	11,022	11,022

In November 2009, as part of the restructuring plan that was a requirement for European Commission approval of state aid received by the Lloyds Banking Group, Lloyds Banking Group plc agreed to suspend the payment of coupons and dividends on certain preference shares and preferred securities for the two year period from 31 January 2010 to 31 January 2012. Lloyds Banking Group plc also agreed to temporarily suspend and/or waive dividend payments on certain preference shares which had been issued intra-group. Consequently, in accordance with the terms of some of these instruments, the Bank was prevented from making dividend payments on its ordinary shares up to that date.

ARTICLES OF ASSOCIATION OF LLOYDS BANK PLC

ARTICLES OF ASSOCIATION OF LLOYDS BANK PLC

Lloyds Bank plc is incorporated in England and Wales under the UK Companies Acts with registered number 2065.

Lloyds Banking Group plc (registered in Scotland under number 95000) is the holding company of Lloyds Bank plc. The holding company may, at any time and from time to time, appoint any person to be a director or remove from office any director however appointed, but so that the removal from office shall be deemed an act of the company. The holding company may, by notice to Lloyds Bank plc, restrict any or all powers of the directors of Lloyds Bank plc. Any appointment, removal or consent shall be in writing served on Lloyds Bank plc and signed on behalf of Lloyds Banking Group plc.

Subject to the above, a summary of the certain provisions of Lloyds Bank plc’s Articles of Association as in effect at the date of this Annual Report and certain relevant provisions of the Companies Act 2006 (the “2006 Act”) where appropriate and as relevant to the holders of any class of share is set out below. The following summary description is qualified in its entirety by reference to the terms and provisions of the Articles, a copy of which has been filed with the Registrar of Companies of England and Wales and also appears at Exhibit 1.

OBJECTS OF LLOYDS BANK PLC

The objects of Lloyds Bank plc are set out as in the memorandum of association, which is deemed to form part of the Articles of Association. It is to carry on the business of banking in all its aspects including (but without limitation) the transaction of all financial monetary and other businesses which are now, or may be at any time during the existence of the company, usually or commonly carried on in any part of the world by banks.

RIGHTS ATTACHING TO SHARES

Any share in Lloyds Bank plc may be issued with any preferred, deferred or other special rights (including being denominated in another currency), or subject to such restrictions (whether as regards dividend, returns of capital, voting or otherwise) as Lloyds Bank plc may from time to time determine by ordinary resolution or as otherwise provided in the Articles of Association.

Subject to statute, Lloyds Bank plc may issue any shares which are, or at Lloyds Bank plc’s option are, liable to be redeemed. The directors may determine the terms and conditions and manner of such redemption.

VOTING RIGHTS

For the purposes of determining which persons are entitled to attend or vote at a meeting and how many votes such persons may cast, every holder of ordinary shares is entitled to be present and to vote at a general meeting of Lloyds Bank plc. Every holder of ordinary shares who is present in person (including any corporation by its duly authorised representative) at a general meeting of Lloyds Bank plc and is entitled to vote will have one vote on a show of hands and, on a poll, if present in person or by proxy, will have one vote for every such share held by him. No voting rights attach to the preference shares.

There are no limitations imposed by UK law or the Articles of Association restricting the rights of non-residents of the UK or non-citizens of the UK to hold or vote shares of Lloyds Bank plc.

GENERAL MEETINGS

Annual general meetings of Lloyds Bank plc are to be held at a place, date and time as may be determined by the directors. All other general meetings may be convened whenever the directors think fit, but on the requisition of members, the directors shall proceed to convene a general meeting for a date not later than 8 weeks after receipt of the requisition.

Lloyds Bank plc must prepare a notice of meeting in respect of a general meeting in accordance with the requirements of the Articles of Association and the Companies Act. Lloyds Bank plc must give at least 21 clear days’ notice in writing of an annual general meeting, or a general meeting called for the passing of a special resolution or a resolution appointing a person as a director. All other general meetings may be called by at least 14 clear days’ notice in writing.

The processes and procedures for the conduct of a general meeting (including adjourning meetings, voting, amending resolutions and appointing proxies) is established under the Articles of Association and the Companies Act.

The quorum necessary for the transaction of business at a general meeting is two members present in person or by proxy and entitled to vote.

DIVIDENDS AND OTHER DISTRIBUTIONS AND RETURN OF CAPITAL

Under the Companies Act, before Lloyds Bank plc can lawfully make a distribution, it must ensure that it has sufficient distributable reserves (accumulated, realised profits, so far as not previously utilised by distribution or capitalisation, less accumulated, realised losses, so far as not previously written off in a reduction or reorganisation of capital duly made). Under the Articles of Association (and subject to statute) the directors are entitled to set aside out of the profits of Lloyds Bank plc any sums as they think proper which, at their discretion, shall be applicable for any purpose to which the profits of Lloyds Bank plc may be applied.

The shareholders in general meeting may by ordinary resolution declare dividends to be paid to members of Lloyds Bank plc, but no dividends shall be declared in excess of the amount recommended by the directors. The directors may pay fixed dividends on any class of shares carrying a fixed dividend and may also from time to time pay dividends, interim or otherwise, on shares of any class as they think fit. Except in so far as the rights attaching to any shares otherwise provide, all dividends shall be apportioned and paid pro rata according to the amounts paid up thereon.

Subject to any rights which may be attached to any other class of shares, the profits of the company available for dividend and resolved to be distributed shall be distributed by way of dividend among the holders of the ordinary shares.

In addition, Lloyds Bank plc may by ordinary resolution direct the payment of a dividend in whole or in part by the distribution of specific assets (a distribution in specie).

On any distribution by way of capitalisation, the amount to be distributed will be appropriated amongst the holders of ordinary shares in proportion to their holdings of ordinary shares (pro rata to the amount paid up thereon). If the amount to be distributed is applied in paying up in full unissued ordinary shares of Lloyds Bank plc, a shareholder will be entitled to receive bonus shares of the same class as the shares giving rise to his entitlement to participate in the capitalisation.

ARTICLES OF ASSOCIATION OF LLOYDS BANK PLC

Any dividend or other moneys payable to a member that has not been cashed or claimed after a period of 12 years from the date of declaration of such dividend or other moneys payable to a member will be forfeited and revert to Lloyds Bank plc. Lloyds Bank plc shall be entitled to use such unclaimed or unclaimed dividend or other moneys payable to a member for its benefit in any manner that the directors may think fit. Lloyds Bank plc shall not be a trustee of dividends or other moneys payable that have not been cashed or claimed and it shall not be liable to pay interest on such dividends or other moneys.

On a return of capital, whether in a winding-up or otherwise, the assets of the company available for distribution among the members shall be applied first in repaying the holders of any preference shares from time to time issued by the company ranking equally therewith in the amounts paid up plus any accrued but unpaid dividend thereon (or credited as paid up) on such share (or as otherwise provided in terms of such shares). On a return of assets on a winding up, the balance of such assets, subject to any other class of shares, shall be applied in repaying to the holders of the ordinary shares the amounts paid up on such ordinary shares and subject thereto shall belong to and be distributed among such holders rateably according to the number of such ordinary shares held by them respectively.

Lloyds Bank plc’s ordinary shares do not confer any rights of redemption. Rights of redemption in respect of Lloyds Bank plc’s preference shares shall be at the option of the company at such time and date as the directors may determine.

Under the Articles of Association and the Companies Act, the liability of shareholders is limited to the amount (if any) for the time being unpaid on the shares held by that shareholder.

VARIATION OF RIGHTS AND ALTERATION OF CAPITAL

Subject to the provisions of the Companies Act and every other statute for the time being in force or any judgment or order of any court of competent jurisdiction concerning companies and affecting Lloyds Bank plc (the statutes), the rights attached to any class of shares for the time being in issue may be varied or abrogated with the sanction of a special resolution passed at a separate meeting of the holders of shares of that class. At any such separate meeting, the provisions of the Articles of Association relating to general meetings will apply, as may be amended by the terms of the relevant share class.

Any special rights attached to any class of shares having preferential rights will not be deemed to be varied by the creation or issue of further shares ranking in some or all respects equally to such class (but not in priority thereto).

As a matter of UK law, Lloyds Bank plc may, by ordinary resolution, increase its share capital, consolidate and divide all or any of its shares into shares of larger amount, sub-divide all or any of its shares into shares of smaller amount and cancel any shares not taken or agreed to be taken by any person. Where a consolidation or subdivision of shares would result in fractions of a share, the directors may sell the shares representing the fractions for the best price reasonably obtainable, and distribute the net proceeds of such sale to the relevant members entitled to such proceeds.

Subject to the provisions of the statutes, Lloyds Bank plc may, by special resolution, reduce its share capital, any capital redemption reserve, share premium account or other undistributable reserve in any way.

TRANSFER OF SHARES

All transfers of shares may be effected by transfer in writing in any usual form or in any other form acceptable to the directors and must be executed by or on behalf of the transferor and, except in the case of fully paid shares, by or on behalf of the transferee. The transferor will be deemed to remain the holder of the shares transferred until the name of the transferee is entered in the register of members of Lloyds Bank plc in respect thereof.

The directors may in their absolute discretion and without assigning any reason therefor, refuse to register any transfer of shares (not being fully paid shares). If the directors refuse to register a transfer of a share, they shall within two months after the date on which the transfer was lodged with the company, send to the transferee notice of the refusal. The directors may also decline to register a transfer unless:

–	it is lodged at the office or at such other place as the directors may appoint and is accompanied by the certificate for the shares to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer; or

–	the transfer is in respect of only one class of shares; or

–	the transfer is in favour of not more than four persons as the transferee.

The registration of shares or of transfers of any class of shares may be suspended at such times and for such periods (not exceeding thirty days in any year) as the directors may determine.

UNTRACED MEMBERS

Lloyds Bank plc is a wholly-owned subsidiary of Lloyds Banking Group plc. As such, there are no specific provisions in its Articles of Association regarding untraced members.

FORFEITURE AND LIEN

Lloyds Bank plc is a wholly-owned subsidiary of Lloyds Banking Group plc and all of its ordinary shares are fully paid.

The directors may by resolution make calls upon members in respect of any moneys unpaid on their shares (but subject to the terms of allotment of such shares) in the manner required by the Articles of Association. If a call remains unpaid, then the person from whom it is due shall pay interest on the amount unpaid from the day it became due at a rate fixed by the terms of allotment or in the notice of the call.

If a member fails to pay in full any call or instalment of a call on or before the due date for payment, then, following notice by the directors requiring payment of the unpaid amount with any accrued interest and any expenses incurred, such share may be forfeited by a resolution of the directors to that effect (including all dividends declared in respect of the forfeited share and not actually paid before such forfeiture). A member whose shares have been forfeited will cease to be a member in respect of the shares, but will, notwithstanding the forfeiture, remain liable to pay to Lloyds Bank plc all monies which at the date of forfeiture were presently payable together with interest. The directors may at their absolute discretion enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal or waive payment in whole or part.

ARTICLES OF ASSOCIATION OF LLOYDS BANK PLC

Lloyds Bank plc has a first and paramount lien on every share (not being a fully paid share) for all monies (whether presently payable or not) called or payable at a fixed time in respect of such share, and the directors may waive any lien which has arisen and may resolve that any share shall for some limited period be exempt from such a lien, either wholly or partially.

Lloyds Bank plc may sell any shares on which the company has a lien if a sum in respect of the lien exists is presently payable and not paid within fourteen clear days after notice has been given to the holder of the share or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the shares may be sold. The net proceeds of such a sale, after payment of costs, shall be applied in payment of so much of the sum for which the lien exists as is presently payable, and any residue shall be paid to the person entitled to the shares at the time of the sale upon surrender of the share certificate for cancellation.

WINDING-UP

The directors have the power, in the name and on behalf of Lloyds Bank plc, to present a petition to the court for Lloyds Bank plc to be wound up.

If Lloyds Bank plc is wound up, the liquidator may, with the authority of an ordinary resolution, divide amongst the members in specie or kind the whole or any part of the assets of Lloyds Bank plc. The liquidator may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator thinks fit, and the liquidation may be closed and Lloyds Bank plc dissolved, but so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

DIRECTORS

Subject to any other provision of the Articles of Association, the number of directors of Lloyds Bank plc shall be no fewer than two. The minimum/maximum number of directors may be varied and/or fixed by ordinary resolution of Lloyds Bank plc. The directors may elect from them a chairman and may at any time remove him from that office.

The business and affairs of Lloyds Bank plc shall be managed by the directors, who may exercise all such powers of Lloyds Bank plc (including its borrowing powers) as are not by the statutes or by the Articles of Association required to be exercised by Lloyds Bank plc in general meeting, subject to the Articles of Association, to the provisions of the statutes and to such regulations as may be set by special resolution of Lloyds Bank plc, but no regulation so made by Lloyds Bank plc will invalidate any prior act of the directors which would have been valid if such regulation had not been made.

The directors may confer upon any director holding any executive office any of the powers exercisable by them on such terms and conditions, and with such restrictions, as they think fit. The directors may also delegate any of their powers to committees. Any such committee shall have power to sub-delegate to sub-committees or to any person any of the powers delegated to it. Any such committee or sub-committee shall consist of one or more directors only. The meetings and proceedings of any such committee or sub-committee consisting of two or more persons shall be governed, with such changes as are appropriate, by the provisions of the Articles of Association regulating the meetings and proceedings of the directors. The directors may also grant powers of attorney to appoint a company, firm or person (or body of persons) to be the attorneys for Lloyds Bank plc with such powers, authorities and discretions and for such period and subject to such conditions as the directors think fit.

The directors may meet to consider this business of Lloyds Bank plc as they think fit. Any director, and secretary at the request of a director, may summon a meeting on request. The quorum necessary for the transaction of business of the directors may be fixed from time to time by the directors and unless so fixed at any other number shall be two. Questions arising at any meeting of the directors shall be determined by a majority of votes. In the case of an equality of votes, the chairman of the meeting shall have a second or casting vote.

DIRECTORS’ APPOINTMENT AND RETIREMENT

The Articles of Association provide that a director appointed by the board either to fill a casual vacancy or as an additional director shall retire at the annual general meeting next after his appointment but shall be eligible for election as a director at that meeting. The Articles of Association do not require retirement by rotation.

REMOVAL OF A DIRECTOR AND VACATION FROM OFFICE

Subject to statute, Lloyds Bank plc may remove any director from office by ordinary resolution of which special notice has been given.

The officer of a director will be vacated in the following circumstances:

–	the director becomes prohibited by law from acting as a director;

–	the director resigns in writing to the chairman or the secretary and the directors resolve to accept such offer of resignation;

–	if a bankruptcy order is made against such director or such director applies to the court in connection with a voluntary arrangement under the UK Insolvency Act 1986;

–	if an order is made by the court claiming jurisdiction on the ground of mental disorder for the director’s detention or for the appointment of a guardian or for the appointment of a person to exercise powers in respect of such director’s property or affairs; or

–	if the director is absent from meetings of directors for six months without leave and the directors resolve that such director’s office be vacated.

DIRECTORS’ SHARE QUALIFICATION

A director is not required to hold any shares of Lloyds Bank plc by way of qualification.

DIRECTORS’ INDEMNITY/INSURANCE

So far as may be permitted by the statutes, any person who is or was at any time a director, secretary or other officer of Lloyds Bank plc shall be indemnified by Lloyds Bank plc against any liability incurred by him in connection with any negligence, default, breach of duty or breach of trust by him in relation to Lloyds Bank plc and all costs, charges, losses, expenses and liabilities incurred in the execution of his duties, the actual or purported

ARTICLES OF ASSOCIATION OF LLOYDS BANK PLC

exercise of his powers or otherwise in connection with his duties, powers or offices. The directors of Lloyds Bank plc may also purchase and maintain insurance in respect of such liabilities and those of Lloyds Bank plc’s employees.

AUTHORISATION OF DIRECTORS’ INTERESTS

Subject to the provisions of the statutes, the directors can authorise any matter which would or might otherwise constitute or cause a breach of the duty of a director to avoid a situation in which he has or can have a direct or indirect interest that conflicts, or possibly may conflict, with the interests of Lloyds Bank plc.

Any authorisation of a matter under the Articles of Association shall extend to any actual or potential conflict of interest which may reasonably be expected to arise out of the matter so authorised.

A director shall not, save as otherwise agreed by him, be accountable to Lloyds Bank plc for any benefit which he (or a person connected with him) derives from any matter authorised by the directors and any contract, transaction or arrangement relating thereto shall not be liable to be avoided on the grounds of any such benefit.

Lloyds Bank plc may by ordinary resolution ratify any contract, transaction or arrangement, or other proposal, not properly authorised under the Articles of Association.

MATERIAL INTERESTS

In general, the Companies Act requires that a director disclose to Lloyds Bank plc any personal interest that he may have and all related material information and documents known to him, in connection with any existing or proposed transaction by Lloyds Bank plc. The disclosure is required to be made promptly and in any event, no later than at the board of directors meeting in which the transaction is first discussed.

Subject to the provisions of the statutes, the director (or a person connected with him), provided that the director has declared the nature and extent of any interest as required under the Articles of Association:

–	may be a director or other officer of, or be employed by, or otherwise interested (including by the holding of shares) in Lloyds Bank plc, a subsidiary undertaking of Lloyds Bank plc, any holding company of Lloyds Bank plc, a subsidiary undertaking of any such holding company, or any body corporate promoted by Lloyds Bank plc or in which Lloyds Bank plc is otherwise interested (a relevant company);

–	may be a party to, or otherwise interested in, any contract, transaction or arrangement with a relevant company (or in which the company is otherwise interested);

–	may (and any firm of which he is a partner, employee or member may) act in a professional capacity for any relevant company (other than as auditor) and be remunerated therefor;

–	may have an interest which cannot reasonably be regarded as likely to give rise to a conflict of interest;

–	may have an interest, or a transaction or arrangement giving rise to such an interest, of which the director is not aware; and

–	may have any other interest authorised under the Articles of Association or by shareholder resolution.

Subject to the provisions of the Companies Act, a director is entitled to vote and be counted in the quorum in respect of any resolution concerning any contract, transaction or arrangement or any other proposal:

–	in which he has an interest of which he is not aware;

–	in which he has an interest which cannot reasonably be regarded as likely to give rise to a conflict of interest;

–	in which he has an interest only by virtue of interests in shares, debentures or other securities of the company, or by reason of any other interest in or through Lloyds Bank plc;

–	which involves the giving of any security, guarantee or indemnity to the director or any other person in respect of (i) money lent or obligations incurred by him or by any other person at the request of or for the benefit of the company or any of its subsidiary undertakings; or (ii) a debt or other obligation of the company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

–	concerning an offer of shares or debentures or other securities of or by the company or any of its subsidiary undertakings (i) in which offer he is or may be entitled to participate as a holder of securities; or (ii) in the underwriting or subunderwriting of which he is to participate;

–	concerning any other body corporate in which he is interested, directly or indirectly and whether as an officer, shareholder, creditor, employee or otherwise, provided that he (together with persons connected with him) is not the holder of, or beneficially interested in, one per cent or more of the issued equity share capital of any class of such body corporate or of the voting rights available to members of the relevant body corporate;

–	relating to an arrangement for the benefit of the employees or former employees of the company or any of its subsidiary undertakings which does not award him any privilege or benefit not generally awarded to the employees or former employees to whom such arrangement relates;

–	concerning the purchase or maintenance by the company of insurance for any liability for the benefit of directors or for the benefit of persons who include directors;

–	concerning the giving of indemnities in favour of directors;

–	concerning the funding of expenditure by any director or directors on (i) defending criminal, civil or regulatory proceedings or actions against him or them, (ii) in connection with an application to the court for relief, or (iii) defending him or them in any regulatory investigations (and doing anything to enable any director or directors to avoid incurring such expenditure); and

–	in respect of which his interest, or the interest of directors generally, has been authorised by ordinary resolution.

Except as set out above and subject to the Companies Act, a director shall not be entitled to vote on any resolution in respect of any contract, transaction or arrangement, or any other proposal, in which he (or a person connected with him) is interested. Any vote of a director in respect of a

ARTICLES OF ASSOCIATION OF LLOYDS BANK PLC

matter where he is not entitled to vote shall be disregarded. A director shall not be counted in the quorum for a meeting of the directors in relation to any resolution on which he is not entitled to vote.

If a question arises at any time as to whether any interest of a director prevents him from voting, or being counted in the quorum, and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling in relation to any director other than himself shall be final and conclusive, provided that the nature or extent of the interest of such director has been fairly disclosed. If any such question shall arise in respect of the chairman of the meeting, the question shall be decided by resolution of the directors and the resolution shall be conclusive provided that the nature or extent of the interest of the chairman of the meeting has been fairly disclosed to the directors.

CONFIDENTIAL INFORMATION

If a director, otherwise than by virtue of his position as director, receives information in respect of which he owes a duty of confidentiality to a person other than Lloyds Bank plc, he shall not be required to disclose such information to Lloyds Bank plc or otherwise use or apply such confidential information for the purpose of or in connection with the performance of his duties as a director, provided that such an actual or potential conflict of interest arises from a permitted or authorised interest under the Articles of Association. This is without prejudice to any equitable principle or rule of law which may excuse or release the director from disclosing information, in circumstances where disclosure may otherwise be required under the Articles of Association.

REMUNERATION

The directors shall be entitled to such remuneration as Lloyds Bank plc may by ordinary resolution determine and, unless the resolution provides otherwise, the remuneration shall be deemed to accrue from day to day.

The directors may repay to any director all such reasonable expenses as he may properly incur in attending and returning from meetings of the directors or of any committee of the directors or general meetings or otherwise in connection with the business of Lloyds Bank plc. The directors have the power to pay and agree to pay gratuities, pensions or other retirement, superannuation, death or disability benefits to, or to any person in respect of, any director or ex-director.

EXCHANGE CONTROLS

There are no UK laws, decrees or regulations that restrict Lloyds Bank plc’s import or export of capital, including the availability of cash and cash equivalents for use by Lloyds Bank Group; or that affect the remittance of dividends, interest or other payments to non-UK holders of its securities.

TAXATION

Lloyds Bank plc does not have any listed shares or ADSs. The Bank’s holding company, Lloyds Banking Group plc, has listed shares and ADSs, and includes in its Form 20-F a discussion intended as a general guide to current UK and US federal income tax considerations relevant to US holders of Lloyds Banking Group plc ordinary shares or ADSs.

WHERE YOU CAN FIND MORE INFORMATION

The SEC maintains a website at www.sec.gov which contains, in electronic form, each of the reports and other information that the Lloyds Bank Group has filed electronically with the SEC.

References herein to Lloyds Banking Group and Lloyds Bank Group websites are textual references only and information on or accessible through such websites does not form part of and is not incorporated into this Form 20-F.

ENFORCEABILITY OF CIVIL LIABILITIES

Lloyds Bank plc is a public limited company incorporated under the laws of England. Most of Lloyds Bank plc’s directors and executive officers and certain of the experts named herein are residents of the UK. A substantial portion of the assets of Lloyds Bank plc, its subsidiaries and such persons, are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon all such persons or to enforce against them in US courts judgments obtained in such courts, including those predicated upon the civil liability provisions of the federal securities laws of the United States. Furthermore, Lloyds Bank plc has been advised by its solicitors that there is doubt as to the enforceability in the UK, in original actions or in actions for enforcement of judgments of US courts, of certain civil liabilities, including those predicated solely upon the federal securities laws of the United States.

RISK FACTORS

Set out below is a summary of certain risk factors which could affect Lloyds Bank Group’s future results and may cause them to differ from expected results materially. The factors discussed below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties that Lloyds Bank Group’s businesses face. For information on Lloyds Bank Group’s risk management policies and procedures, see “Lloyds Bank Group — Operating and financial review and prospects — Risk Management”.

RISK FACTORS RELATING TO THE BANK AND LLOYDS BANK GROUP

1	CREDIT RELATED RISKS
1.1	Lloyds Bank Group’s businesses are subject to inherent risks concerning borrower and counterparty credit quality which have affected and may adversely impact the recoverability and value of assets on Lloyds Bank Group’s balance sheet.

Lloyds Bank Group has exposures (including, but not limited to, lending, undrawn commitments, derivative, equity, contingent, bonds, securities and/or settlement risks) to many different products, counterparties, obligors and other contractual relationships and the credit quality of its exposures can have a significant impact on Lloyds Bank Group’s earnings. Credit risk exposures are categorised as either “retail” (including small and medium-sized enterprises (“SME”)), or “corporate” (including medium and large corporates, banks, financial institutions and sovereigns). This reflects the risks inherent in Lloyds Bank Group’s lending and lending-related activities. Adverse changes in the credit quality of Lloyds Bank Group’s UK and/or international borrowers and counterparties or collateral held in support of exposures, or in their behaviour or businesses, may reduce the value of Lloyds Bank Group’s assets and materially increase Lloyds Bank Group’s write-downs and allowances for impairment losses. Credit risk can be affected by a range of factors outside Lloyds Bank Group’s control, which include but are not limited to an adverse economic environment (in the UK and/or in countries where Lloyds Bank Group and/or its customers/counterparties do and do not operate, such as any adverse economic effects that could occur in connection with the UK’s exit from the EU), reduced UK consumer and/or government spending (in light of Lloyds Bank Group’s concentration in the UK), cuts to benefits, a slower pace of global economic growth leading to constraints on liquidity (given the possibility of adverse global economic developments and potential market volatility), changes in the credit rating of individual counterparties (including sovereigns), the debt levels of individual contractual counterparties and the economic environment in which they operate, increased unemployment, reduced asset values, increased personal or corporate insolvency levels, adverse sector concerns, falling stock and bond/other financial markets, reduced corporate profits, over-indebtedness (including sovereigns), changes (and the timing, quantum and pace of these changes) in interest rates (including the use of zero or negative interest rates), and any subsequent impact on pension liabilities (particularly given changing longevity rates), volatility of oil and commodity prices, changes in foreign exchange rates, higher tenant defaults, counterparty challenges to the interpretation or validity of contractual arrangements, an increase in credit spreads, changes to insolvency regimes, both in the UK and/or in other jurisdictions where Lloyds Bank Group may seek to pursue recovery, making it harder to enforce against counterparties, the impact of technological disruption or cyber-crime, changes in consumer and customer demands and requirements, negative reputational impact or direct campaigns which adversely impact customers, industries or sectors and any external factors of a political, legislative, environmental or regulatory nature, including for example, rising “living wage” requirements, changes in accounting rules and changes to tax legislation and rates.

The UK’s expected exit from the EU has heightened the probability of some or all of these events happening and adds further uncertainty to counterparty credit risk and Lloyds Bank Group’s financial condition. Key related risks which may impact Lloyds Bank Group’s business and/or its clients’ businesses include, but are not limited to: reduced consumer spending, dampened consumer confidence, weaker sterling, volatility in financial markets, a downgrade of the UK credit rating, inflation risk, prolonged low (including zero or negative interest rates) or rising interest rates, impact on European sovereigns and counterparties, loss and/or postponement of foreign direct investment and domestic direct investment, political uncertainty, delays or increased costs in the movement of goods and/or services, potential wider European political instability, uncertainty around trade negotiations and/or the UK’s ability to retain access to the single market, financial services passporting and free movement and cost of labour, relocation of companies and institutions away from the UK, and the withdrawal and/or reduction of EU funding. For more detail on the EU referendum decision see “Business and Economic Risks — Political, legal, regulatory, constitutional and economic uncertainty arising from the outcome of the referendum on the UK’s membership of the European Union could adversely impact Lloyds Bank Group’s business, results of operations, financial condition and prospects” below. For further information on general macroeconomic risks affecting Lloyds Bank Group in the UK and the EU see “Business and Economic Risks — Lloyds Bank Group’s businesses are subject to inherent and indirect risks arising from general macroeconomic conditions in the UK, the U.S., the Eurozone, Asia and globally, and any resulting instability of financial markets or banking systems”.

There are many other factors that could impact credit risk including fraud, sustainability of client business models, industrial and strike action, war and acts of terrorism, climate change, natural disasters and flooding.

Lloyds Bank Group has credit exposure in the UK and, to a lesser extent, internationally. Credit exposures include residential mortgage lending (in the UK and, to a lesser extent, the Netherlands) and commercial real estate lending, including commercial real estate lending secured against secondary and tertiary commercial and residential non-prime assets in the UK. Lloyds Bank Group’s retail customer portfolios will remain strongly linked to the UK economic environment, with house price deterioration, unemployment increases, inflationary pressures, consumer over-indebtedness and prolonged low or rising interest rates among the factors that may impact secured and unsecured retail credit exposures. Deterioration in used vehicle prices, including as a result of changing consumer demand, could result in increased provisions and/or losses and/or accelerated depreciation charges. Lloyds Bank Group also has significant credit exposure to certain individual counterparties in higher risk and cyclical asset classes and sectors (such as manufacturing, commercial real estate, leveraged lending, oil and gas and related sectors, commodities trading, automotive and related sectors, construction, consumer-related sectors (such as retail), housebuilders and outsourcing services) and weakened geographic markets and to counterparties whose businesses may be impacted by material unforeseen events. In addition, Lloyds Bank Group has concentrated country exposure in the UK and within certain industry sectors, namely real estate and real estate- related sectors. Certain industry sectors have been adversely impacted by recent global economic events, volatility and sector-specific issues; for example, the oil and gas and related sectors, commodities trading, manufacturing (including auto manufacturers) and retail. Adverse developments in these sectors increases the risk of default by Lloyds Bank Group’s customers in these sectors.

In recent years, a number of factors, such as Eurozone instability (including the risk of economic stagnation/deflation in the Eurozone or of one or more members leaving the Eurozone), the deterioration of capital market conditions, a slower pace of global economic growth (given slowdown in economic growth across China and emerging markets and other macroeconomic issues) and measures adopted by the governments of individual countries, have reduced and could further reduce households’ disposable income and businesses’ profitability. In the UK, any weakening in sterling has the potential to squeeze households’ real incomes by pushing up inflation. This in turn could also have a
93

RISK FACTORS

negative impact on customers’ ability to honour their obligations, which in turn would result in deterioration of Lloyds Bank Group’s credit quality. If political conditions or uncertainty result in a prolonged period of economic stagnation, or a slowdown in the rate of economic recovery, or there is a broader economic slowdown, it may lead to further weakening of counterparty credit quality and subsequent higher impairment charges or fair value reductions in Lloyds Bank Group’s lending and contingent equity and derivative portfolios. This could have a material adverse effect on Lloyds Bank Group’s results of operations, financial condition or prospects.

The possibility of economic stagnation in the EU or the risk of further members seeking to leave the EU, or the risk of a Eurozone member seeking to leave the Eurozone, could impact the UK’s own economic recovery, given the extensive trade and financial links between the UK and the Eurozone/EU and in turn, this could impact upon Lloyds Bank Group’s performance. Lloyds Bank Group has credit exposure to SMEs and corporates, financial institutions and securities which may have material direct and indirect exposures in the Eurozone countries. Any default on the sovereign debt of these countries and the resulting impact on other Eurozone countries, including the potential that one or more countries could leave the Eurozone, could have a material adverse effect on Lloyds Bank Group’s business.

At present, default rates are partly cushioned by low rates of interest which have helped affordability and debt serviceability; however, the risk remains of increased default rates as interest rates rise. The timing, quantum and pace of any change in interest rates is a key risk factor for Lloyds Bank Group’s default rates with expectations on the timing and quantum of any changes set by the Bank of England and also by the relevant central bank when lending in a foreign currency.

All lending decisions, and decisions related to other exposures (including, but not limited to, undrawn commitments, derivative, equity, contingent and/or settlement risks), are dependent on the assessment of each customer’s ability to repay and the value of any underlying security. There is an inherent risk that Lloyds Bank Group has incorrectly assessed the credit quality and/or the ability or willingness of borrowers to repay, possibly as a result of incomplete or inaccurate disclosure by those borrowers or as a result of the inherent uncertainty that is involved in the exercise of constructing and using models to estimate the risk of lending to counterparties. Lloyds Bank Group estimates and establishes reserves for credit risks and potential credit losses inherent in its credit exposure. This process, which is critical to Lloyds Bank Group’s results and financial condition, requires difficult, subjective and complex judgements, including forecasts of how macroeconomic conditions might impair the ability of borrowers to repay their loans. As is the case with any such assessments, there is always a risk that Lloyds Bank Group will fail to adequately identify the relevant factors or that it will fail to estimate accurately the impact of these identified factors. The introduction of the impairment requirements of IFRS 9 – Financial Instruments (“IFRS 9”), an international accounting standard, on 1 January 2018 resulted in higher impairment loss allowances. As a result of IFRS 9, impairment losses are recognised earlier, on a more forward looking basis and on a broader scope of financial instruments than was the case under IAS 39. Under IFRS 9, the measurement of impairments involves increased complexity and judgement and impairment charges tend to be more volatile and could adversely impact Lloyds Bank Group’s results of operations, financial condition or prospects. See “Other Risks—Lloyds Bank Group’s financial statements are based, in part, on assumptions and estimates”.

1.2	Concentration of credit and market risk could increase Lloyds Bank Group’s potential for significant losses including in an adverse market/ environment.

Lloyds Bank Group has exposure to concentration risk where its business activities focus particularly on a single obligor or a similar type of customer (borrower, sovereign, financial institution or central counterparty), product, industrial sector or geographic location, including the UK.

Lloyds Bank Group has significant exposure to UK residential mortgages and consumer lending. As detailed in “Credit Related Risks — Lloyds Bank Group’s businesses are subject to inherent risks concerning borrower and counterparty credit quality which have affected and may adversely impact the recoverability and value of assets on Lloyds Bank Group’s balance sheet”, the UK mortgage and consumer lending portfolios remain strongly linked to the UK economy with any deterioration in the UK’s economic environment having the potential to adversely affect the credit quality of such portfolios. Any decreases in property values may reduce the collateral values against the mortgage portfolios, which could hinder recovery values in default situations, leading to higher impairment charges.

Additionally, Lloyds Bank Group has significant sector concentrations (primarily in gilts, real estate and real estate-related lending, automotive and related sectors and to a lesser extent, oil and gas and related sectors, manufacturing, agriculture and leveraged lending), as well as international credit exposures.

Lloyds Bank Group has significant real estate and real estate-related exposure, including secondary and tertiary non-prime assets, meaning that decreases in residential or commercial property values and/or increases in tenant defaults are likely to lead to higher impairment charges, which could materially affect Lloyds Bank Group’s results of operations, financial condition or prospects.

Lloyds Bank Group’s corporate lending portfolio also contains substantial exposure to large and mid-sized, public and private companies. Exposures to sectors that have experienced cyclical weakness in recent years, coupled with a historic strategy of taking large single name concentrations to non-listed companies and entrepreneurs, and taking exposure at various levels of the capital structure, may give rise to (albeit reducing) single name and risk capital exposure. Whilst expectation of default for these exposures is appropriately provided for within Lloyds Bank Group’s base case assumptions, they remain vulnerable to downside risks. As in the UK, the lending business overseas is also exposed to a small number of long-term customer relationships and these single name concentrations place Lloyds Bank Group at risk of loss should default occur.

Lloyds Bank Group’s efforts to continue to manage its credit portfolio against concentration risks may not be successful and any concentration of credit risk could increase the potential for significant losses in its credit portfolio. In addition, any disruption in the liquidity or transparency of the financial markets may result in the inability to sell or syndicate securities, loans or other instruments or positions held (including underwrites), thereby leading to increased concentrations of such positions. These concentrations could expose Lloyds Bank Group to losses if the mark-to-market value of the securities, loans or other instruments or positions declines causing Lloyds Bank Group to take write-downs. Moreover, the inability to reduce the positions not only increases the market and credit risks associated with such positions, but also increases the level of risk-weighted assets on Lloyds Bank Group’s balance sheet, thereby increasing its capital requirements and funding costs, all of which could materially adversely affect Lloyds Bank Group’s results of operations, financial condition or prospects.

Corporate portfolios are also susceptible to “fallen angel” risk, that is, the probability of significant default increases following material unexpected events, resulting in the potential for large losses. These types of events can occur from time to time, and may include for example, major fraud, cyber-crime, poor corporate governance, high profile incidents and collapse in specific sectors or products, all of which are very difficult to forecast, and could adversely impact Lloyds Bank Group’s results of operations, financial condition or prospects.
94

RISK FACTORS

1.3	Lloyds Bank Group may be required to record credit value adjustments, funding value adjustments and debit value adjustments on its derivative portfolio, which could have a material adverse effect on Lloyds Bank Group’s results of operations, financial condition or prospects.

Lloyds Bank Group continually seeks to limit and manage counterparty credit risk exposure to market counterparties. Credit value adjustment (“CVA”) and funding value adjustment (“FVA”) reserves are held against uncollateralised derivative exposures and a risk management framework is in place to mitigate reserve value changes. CVA is an expected loss calculation that incorporates current market factors including counterparty credit spreads. FVA reserves are held to capitalise the cost of funding uncollateralised derivative exposures. Lloyds Bank Group also calculates a debit value adjustment to reflect own credit spread risk as part of the fair value of derivative liabilities. Lloyds Bank Group uses several credit risk mitigation techniques to limit counterparty credit risk exposure including netting agreements, collateral agreements, credit default swaps and other forms of credit enhancement where possible. However, deterioration in the creditworthiness of financial counterparties, or large adverse financial market movements, could impact the size of CVA and FVA reserves and result in a material charge to Lloyds Bank Group’s profit and loss account.

2	CONDUCT RISKS
Lloyds Bank Group is exposed to the risk of customer detriment due to poor design, distribution and execution of products and services or other activities which could undermine the integrity of the market or distort competition, leading to unfair customer outcomes, regulatory censure and financial and reputational loss.

Lloyds Bank Group is exposed to various forms of conduct risk in its operations. Such risks are inherent in banking services. These include business and strategic planning that does not sufficiently consider customer need (leading to products being offered beyond target markets and mis-selling of financial products), ineffective management and monitoring of products and their distribution (which could result in customers receiving unfair outcomes), customer communications that are unclear, unfair, misleading or untimely (which could impact customer decision-making and result in customers receiving unfair outcomes), a culture that is not sufficiently customer-centric (potentially driving improper decision-making and unfair outcomes for customers), outsourcing of customer service and product delivery via third-parties that do not have the same level of control, oversight and culture as Lloyds Bank Group (which could result in potentially unfair or inconsistent customer outcomes), the possibility of alleged mis-selling of financial products (which could require amendments to sales processes, withdrawal of products or the provision of restitution to affected customers, all of which may require additional provisions in Lloyds Bank Group’s financial accounts), ineffective management of customer complaints or claims (which could result in customers receiving unfair outcomes), ineffective processes or procedures to support customers, including those in potentially vulnerable circumstances (which could result in customers receiving unfair outcomes or treatments which do not support their needs), and poor governance of colleagues’ incentives and rewards and approval of schemes which drive unfair customer outcomes. Ineffective management and oversight of legacy conduct issues can also result in customers who are undergoing remediation being unfairly treated and therefore further rectification being required. Lloyds Bank Group is also exposed to the risk of engaging in, or failing to manage, conduct which could constitute market abuse, undermine the integrity of a market in which it is active, distort competition or create conflicts of interest. Each of these risks can lead to regulatory censure, reputational damage, regulatory intervention/enforcement, financial loss for Lloyds Bank Group and/or might have a material adverse effect on Lloyds Bank Group’s results of operations, financial condition or prospects.

3	REGULATORY AND LEGAL RISKS
3.1	Lloyds Bank Group and its businesses are subject to substantial regulation and oversight. Adverse legal or regulatory developments could have a significant material adverse effect on Lloyds Bank Group’s business, results of operations, financial condition or prospects.

Lloyds Bank Group and its businesses are subject to legislation, regulation, court proceedings, policies and voluntary codes of practice including the effects of any changes in these or the interpretation of them in the UK, the EU and the other markets in which Lloyds Bank Group operates. Lloyds Bank Group is therefore subject to associated legal and regulatory risks, including risk in connection with legal and regulatory actions and market reviews. Depending on the specific nature of the requirements and how they are enforced, they could have a significant impact on Lloyds Bank Group’s operations, business prospects, structure, costs and/or capital requirements and ability to enforce contractual obligations. See also “Business and Economic Risks — Political, legal, regulatory, constitutional and economic uncertainty arising from the outcome of the referendum on the UK’s membership of the European Union could adversely impact Lloyds Bank Group’s business, results of operations, financial condition and prospects” below.

These laws and regulations include (i) increased regulatory oversight, particularly in respect of conduct issues; (ii) prudential regulatory developments, including ring-fencing; and (iii) increased legislative requirements, including:

•	the Competition and Markets Authority Open Banking programme which was implemented in the UK in 2018;

•	the Second Payment Services Directive (“PSD2”), which entered into force in January 2016 and applied in the UK from January 2018. Finalised EU-wide technical standards on PSD2 are due to be implemented by September 2019 with the aim of protecting customers and their data by providing higher security standards for online payments; and

•	the General Data Protection Regulation (“GDPR”), which entered into force in May 2018. The implementation of the GDPR introduced a number of significant changes.

Unfavourable developments across any of these areas could materially affect Lloyds Bank Group’s ability to maintain appropriate liquidity, increase its funding costs, constrain the operation of its business and/or have a material adverse effect on Lloyds Bank Group’s business, results of operations and financial condition. Areas where these changes could have an adverse effect on Lloyds Bank Group include, but are not limited to:

(i)	general changes in government, central bank or regulatory policy, or changes in regulatory regimes that may influence investor decisions in particular markets in which Lloyds Bank Group operates, any of which may change the structure of those markets and the products offered or may increase the costs of doing business in those markets;

(ii)	external bodies applying or interpreting standards, laws, regulations or contracts differently to Lloyds Bank Group;

(iii)	an uncertain and rapidly evolving prudential regulatory environment which could materially adversely affect Lloyds Bank Group’s ability to maintain liquidity and increase its funding costs;
95

RISK FACTORS

(iv)	changes in competitive and pricing environments, including markets investigations, or one or more of Lloyds Bank Group’s regulators intervening to mandate the pricing of Lloyds Bank Group’s products, as a consumer protection measure;

(v)	one or more of Lloyds Bank Group’s regulators intervening to prevent or delay the launch of a product or service, or prohibiting an existing product or service;

(vi)	further requirements relating to financial reporting, corporate governance, corporate structure and conduct of business and employee compensation;

(vii)	expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership;

(viii)	changes to regulation and legislation relating to economic and trading sanctions, money laundering and terrorist financing; and

(ix)	regulatory changes which influence business strategy, particularly the rate of growth of the business, or which impose conditions on the sales and servicing of products, which have the effect of making such products unprofitable or unattractive to sell.

For more detail on the changing prudential regulatory environment see “Regulatory and Legal Risks — Lloyds Bank Group faces risks associated with an uncertain and rapidly evolving international and national prudential, legal and regulatory environment” below.

3.2	Lloyds Bank Group faces risks associated with an uncertain and rapidly evolving international and national prudential, legal and regulatory environment.

Lloyds Bank Group’s borrowing costs and access to capital markets, as well as its ability to lend or carry out certain aspects of its business, could be affected by prudential regulatory developments, including (i) amendments to the FSMA introduced by the Financial Services (Banking Reform) Act 2013 (the “Banking Reform Act”) along with secondary legislation and PRA/FCA rules made under the Banking Reform Act; (ii) amendments to the EU legislation comprising the Capital Requirements Directive IV and the Capital Requirements Regulation (together, “CRD IV”); (iii) evolving European and global prudential and regulatory changes; (iv) regulatory changes in the U.S. and (v) the evolving regulatory and legal impacts of the UK’s exit from the EU.

Banking Reform Act
The Banking Reform Act’s measures contain provisions with respect to, amongst other things (i) ring-fencing domestic retail banking services of UK banks; and (ii) the implementation of the Senior Managers and Certification Regime (the “SMCR”).

Ring-Fencing
The Banking Reform Act, secondary legislation and PRA/FCA rules made under the FSMA have enacted amendments to the FSMA and the UK regulatory regime that require UK banking groups (such as Lloyds Banking Group) with more than £25 billion (on a group-wide basis) of core deposits (defined as “ring-fenced bodies” or “RFBs”) to separate the retail banking activities of their UK banks – particularly deposit-taking and associated services – from certain prohibited forms of activity, including: (i) dealing in investments; (ii) incurring exposures to relevant financial institutions (which include, amongst others, credit institutions (other than RFBs), investment firms and alternative investment funds (subject to certain limited exceptions)); (iii) participating in an inter-bank payment system other than as a direct member (subject to certain limited exceptions); and (iv) having non-EEA branches or subsidiaries. RFBs are also subject to regulations governing how pension arrangements can be managed, following the implementation of ring-fencing.

Under the Banking Reform Act, the PRA and FCA established ring-fencing rules (the “Ring-fencing Rules”) requiring implementation of ring-fencing prior to 1 January 2019, with the deadline for changes to Lloyds Banking Group’s pension scheme being 1 January 2026.

The implementation of the Ring-fencing Rules has impacted on Lloyds Banking Group’s structure, governance arrangements, business and reporting models, operations, costs and financing arrangements. Lloyds Banking Group implemented its ring-fencing programme, including the establishment of the non ring-fenced bank, Lloyds Bank Corporate Markets plc (“LBCM”), and met the legal and regulatory requirements prior to 1 January 2019. As a predominantly UK retail and commercial bank, the impact on Lloyds Banking Group was relatively limited, with minimal impact for the majority of Lloyds Banking Group’s retail and commercial customers.

Over the course of 2018, in order to comply with the ring-fencing legislation, certain businesses were transferred within Lloyds Banking Group to other parts of Lloyds Banking Group, by means of statutory or contractual transfers. This included the transfer of certain wholesale and international businesses to LBCM and the transfer of Scottish Widows Group and other insurance subsidiaries to Lloyds Banking Group plc.

Due to Lloyds Banking Group’s UK retail and commercial focus, the vast majority of Lloyds Banking Group’s business continued to be held in Lloyds Bank Group (the ring-fenced bank) and as a result these transfers did not have a material impact on the financial strength of the Bank.

From 1 January 2019, Lloyds Banking Group became subject to the expanded oversight powers granted to Her Majesty’s Treasury (“HM Treasury”), the PRA and the FCA under the Banking Reform Act.

Senior Managers and Certification Regime
The SMCR came into force on 7 March 2016 and replaced the approved persons regime for deposit takers and other PRA designated firms. The SMCR comprises a number of elements, including the senior managers’ regime, the certification regime and the conduct rules, which are due to be expanded to apply to solo-regulated firms within Lloyds Banking Group in December 2019 by changes proposed by the Bank of England and the Financial Services Act 2016. Lloyds Banking Group, including Lloyds Bank Group, could be exposed to additional risk or loss if it is unable to comply with the requirements arising from the SMCR and its extension or if doing so imposes significant demands on the attention of management.

Capital Requirements Regulation and Capital Requirements Directive
Lloyds Bank Group is subject to CRD IV which implemented changes approved by the Basel Committee on Banking Supervision (the “Basel Committee”) to the regulatory framework applicable to Lloyds Bank Group, including new capital and liquidity requirements intended to reinforce capital standards and to establish minimum liquidity standards for credit institutions in Europe (such changes being commonly referred to as “Basel III”). Full implementation began from 1 January 2014, with some elements being phased in over a period of time, to be fully effective by 2024.
96

RISK FACTORS

CRD IV includes a number of capital buffers to provide capital cushions in addition to minimum capital requirements to which the financial institutions may be subject.

From 1 January 2019, Lloyds Bank Group (as the ring-fenced bank sub-group) became subject to separate supervision by the PRA. Supervision on a consolidated basis is in addition to the existing supervision applied to Lloyds Bank plc on an individual basis.

The CRD IV regime is expected to continue to evolve as a result of further changes agreed by EU legislators, binding regulatory technical standards and guidelines to be developed by the European Banking Authority (“EBA”) and changes to the way in which the PRA interprets and applies these requirements to UK financial institutions. The European Commission put forward significant draft proposals to amend CRD IV in November 2016 (with the amended Capital Requirements Regulation to be known as “CRR 2” and the amended Capital Requirements Directive to be known as “CRD V”). The proposals include a binding leverage ratio, a binding net stable funding ratio and more risk-sensitive capital requirements. Inter-institutional negotiations (trilogues) commenced on CRD V and CRR 2 in July 2018, following agreement by the Council of the EU on its general approach and the European Parliament on its negotiating position. Political agreement on a number of key issues was reached in trilogues in November 2018 and the Council announced its endorsement of the agreement in December 2018. In February 2019, the Council of the EU published a press release announcing that its Permanent Representatives Committee has endorsed the texts of CRR 2 and CRD V. Adoption of the proposals and publication in the Official Journal is anticipated by mid-2019. CRR 2 and CRD V are two of the pieces of legislation included in the Financial Services (Implementation of Legislation) Bill which received its first reading in the House of Lords in November 2018. The Bill provides the UK Government with the power to choose to implement only those EU files, or parts of those files, which are both appropriate and beneficial for the UK and adjust and improve the legislation as it is brought into UK law to ensure that it works better for UK markets.

In addition, the Basel Committee published a package of final revisions to Basel III in December 2017, including changes to: standardised approach for credit risk; internal ratings based approaches for credit risk; the credit valuation adjustment risk framework; the operational risk framework; the leverage ratio framework; and a revised output floor. Although Basel III does not directly apply to Lloyds Bank Group, or to other firms, the Basel Committee expects these changes to be implemented by regulators from January 2022, with transitional arrangements for the output floor up to January 2027. Until such rules are translated into draft European and UK legislation, it would be premature to estimate the full impact or timelines.

Lloyds Bank Group will continue to monitor the ongoing changes to the global, EU and UK prudential framework which may affect Lloyds Bank Group’s financial position or require the strengthening of regulatory requirements.

European Market Infrastructure Regulation
European Regulation 648/2012, known as the European Market Infrastructure Regulation (“EMIR”), introduced new requirements to improve transparency and reduce the risks associated with the derivatives market. EMIR came into force on 16 August 2012 and when it fully comes into effect, EMIR will require entities that enter into any form of derivative contract, including interest rate, foreign exchange, equity, credit and commodity derivatives, to: (i) report every derivative contract entered into to a trade repository; (ii) implement new risk management standards (including operational processes and margining) for all bilateral over the counter (“OTC”) derivative trades that are not cleared by a central counterparty; and (iii) clear, through a central counterparty, OTC derivatives that are subject to a mandatory clearing obligation. The first clearing obligations for certain interest rate derivatives have applied from June 2016. Variation margin requirements for uncleared trades came into effect on 4 February 2017 for market participants with a sufficiently large derivative trading volume and on 1 March 2017 for all other counterparties, including Lloyds Bank Group. Certain products are exempt from variation margin requirements at this time. Lloyds Bank Group does not expect initial margin requirements to apply to it until September 2019. It is expected that there will be additional costs and limitations on Lloyds Bank Group’s business resulting from these requirements.

It is difficult to predict how and in what final form many of the regulatory changes described herein will be implemented and what financial obligations may be imposed in relation thereto. While Lloyds Bank Group continues to work closely with regulatory authorities and industry associations to ensure that it is able to identify and respond to proposed regulatory changes, Lloyds Bank Group could be exposed to additional risk of loss if it is unable to comply with the requirements arising from these regulations or if doing so imposes significant demands on the attention of management. Depending on the specific nature of the requirements and how they are enforced, such changes could have a significant impact on Lloyds Bank Group’s operations, business prospects, structure, costs and/or capital requirements including changes to how Lloyds Bank Group and its businesses are capitalised and funded, distribution of capital, reducing weighted assets, modifying legal entity structure and changing Lloyds Bank Group’s business mix to strengthen Lloyds Bank Group’s capital position.

3.3	Lloyds Banking Group and its UK subsidiaries may become subject to the provisions of the Banking Act 2009, as amended, which could have an adverse impact on Lloyds Bank Group’s business.

Under the Banking Act 2009, as amended, (the “Banking Act”), substantial powers have been granted to HM Treasury, the Bank of England and the PRA and FCA (together, the “Authorities”) as part of the special resolution regime (the “SRR”). These powers enable the Authorities to deal with and stabilise UK-incorporated institutions with permission to accept deposits pursuant to Part 4A of the FSMA if they are failing or are likely to fail to satisfy certain threshold conditions (within the meaning of Section 55B of the FSMA). The SRR consists of five stabilisation options: (i) transfer of all or part of the business of the relevant entity or the shares of the relevant entity to a private sector purchaser; (ii) transfer of all or part of the business of the relevant entity to a “bridge bank” established and wholly owned by the Bank of England; (iii) transfer all or part of the relevant entity or “bridge bank” to an asset management vehicle; (iv) making of one or more resolution instruments by the Bank of England; and (v) temporary public ownership of the relevant entity. HM Treasury may also take a parent company of a relevant entity into temporary public ownership where certain conditions are met. The SRR also provides for two new insolvency and administration procedures for relevant entities. Certain ancillary powers include the power to modify certain contractual arrangements in certain circumstances.

In addition, Lloyds Bank Group’s costs of doing business may increase by amendments made to the Banking Act in relation to deposits covered by the UK Financial Services Compensation Scheme (the “FSCS”). Lloyds Banking Group contributes to compensation schemes such as the FSCS in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers. Further provisions in respect of these costs are likely to be necessary in the future. The ultimate cost to the industry, which will also include the cost of any compensation payments made by the FSCS and, if necessary, the cost of meeting any shortfall after recoveries on the borrowings entered into by the FSCS, remains uncertain but may be significant and may have a material effect on Lloyds Bank Group’s business, results of operations or financial condition.
97

RISK FACTORS

The final text of the EU Directive 2014/59/EU establishing an EU-wide framework for the recovery and resolution of credit institutions and investment firms (the “BRRD”), entered into force on 2 July 2014 and in the UK, the Banking Reform Act made provision for certain aspects of the “bail-in” power. Under the “bail-in” power, prior to insolvency proceedings, regulators have the power to impose losses on holders of regulatory capital securities, senior bondholders and/or other creditors while potentially leaving untouched certain other classes of excluded creditors; generally losses are to be taken in accordance with the priority of claims under normal insolvency proceedings. While Lloyds Banking Group plc is currently the resolution entity for Lloyds Banking Group pursuant to the Bank of England’s “single point of entry” resolution model, bail-in is capable of being applied to all of Lloyds Bank plc’s senior unsecured and subordinated debt instruments with a remaining maturity of greater than seven days. The stated aim of the BRRD is to provide authorities designated by EU member states to apply the resolution tools and exercise the resolution powers set forth in the BRRD (the “resolution authorities”) with common tools and powers to address banking crises pre-emptively in order to safeguard financial stability and minimise taxpayers’ exposure to losses. The powers granted to resolution authorities under the BRRD include, but are not limited to: (i) a “write-down and conversion power” relating to Tier 1 and Tier 2 capital instruments and (ii) a “bail-in” power relating to eligible liabilities (including capital instruments and senior unsecured debt securities issued by Lloyds Bank plc). Such powers give resolution authorities the ability to write-down or write-off all or a portion of the claims of certain unsecured creditors of a failing institution or group and/or to convert certain debt claims into another security, including ordinary shares of the surviving group entity, if any. Such resulting ordinary shares may be subject to severe dilution, transfer for no consideration, write-down or write-off. Such powers were implemented in the UK with effect from 1 January 2015. The Minimum Requirement for Own Funds and Eligible Liabilities (“MREL”), which is being implemented in the EU and the UK, will apply to EU and UK financial institutions and cover capital and debt instruments that are capable of being written-down or converted to equity in order to prevent a financial institution from failing in a crisis. The Bank of England has set an interim MREL compliance date of 1 January 2020 and a final MREL conformance date of 1 January 2022.

The conditions for use of the “bail-in” power are, in summary, that (i) the regulator determines that the bank is failing or likely to fail; (ii) having regard to timing and other relevant circumstances, it is not reasonably likely that (ignoring the stabilisation powers) action will be taken by or in respect of the bank to avoid the failure of the bank; (iii) the relevant UK resolution authority determines that it is necessary having regard to the public interest to exercise the “bail-in” power in the advancement of one of the statutory objectives of resolution; and (iv) one or more of those objectives would not be met to the same extent by the winding up of the bank. The Banking Act and secondary legislation made thereunder provides certain other limited safeguards for creditors in specific circumstances. The “no creditor worse off” safeguard contained in the Banking Act may not apply in relation to an application of the write-down and conversion power in circumstances where a stabilisation power is not also used; holders of debt instruments which are subject to the power may, however, have ordinary shares transferred to or issued to them by way of compensation. The exercise of mandatory write-down and conversion power under the Banking Act or any suggestion of such exercise could, therefore, materially adversely affect the rights of the holders of equity and debt securities and the price or value of their investment and/or the ability of members of Lloyds Banking Group to satisfy their respective obligations under such debt securities.

Certain amendments to the BRRD will be made as a result of proposals originally published by the European Commission on 23 November 2016 (such proposals being known as “BRRD 2”), including extending the “write-down and conversion power” to cover certain subordinated non-own funds eligible liabilities of entities in a banking group other than the resolution entity. Trilogues commenced on BRRD 2 in July 2018, following agreement by the Council of the EU on its general approach and the European Parliament on its negotiating position. Political agreement on a number of key issues was reached in trilogues in November 2018 and the Council announced its endorsement of the agreement in December 2018. In February 2019, the Council of the EU published a press release announcing that its Permanent Representatives Committee has endorsed the texts of CRR 2 and CRD V. Adoption of the proposals and publication in the Official Journal is anticipated by mid-2019. BRRD 2 is one piece of legislation included in the Financial Services (Implementation of Legislation) Bill (the ‘Bill’) which received its first reading in the House of Lords in November 2018. The Bill provides the UK Government with the power to choose to implement only those EU files, or parts of those files, which are both appropriate and beneficial for the UK and adjust and improve the legislation as it is brought into UK law to ensure that it works better for UK markets.

In addition to the provisions described above, it is possible that the exercise of other powers under the Banking Act to resolve failing banks in the UK, which give the Authorities powers to amend the terms of contracts (for example, varying the maturity of a debt instrument) and to override events of default or termination rights that might be invoked as a result of the exercise of the resolution powers, could have a material adverse effect on the rights of holders of the equity and debt securities issued by Lloyds Bank plc, including through a material adverse effect on the price of such securities. The Banking Act also gives the Bank of England the power to override, vary or impose contractual obligations between a UK bank, its holding company and its group undertakings for reasonable consideration, in order to enable any transferee or successor bank to operate effectively. There is also power for HM Treasury to amend the law (excluding provisions made by or under the Banking Act) for the purpose of enabling it to use the regime powers effectively, potentially with retrospective effect.

The determination that securities and other obligations issued by Lloyds Bank plc will be subject to write-down, conversion or “bail-in” is likely to be inherently unpredictable and may depend on a number of factors which may be outside of Lloyds Bank Group’s control. This determination will also be made by the relevant UK resolution authority and there may be many factors, including factors not directly related to Lloyds Bank plc or Lloyds Bank Group, which could result in such a determination. Because of this inherent uncertainty and given that both BRRD and the relevant provisions of the Banking Act remain untested in practice, it will be difficult to predict when, if at all, the exercise of a “bail-in” power may occur which would result in a principal write-off or conversion to other securities, including the ordinary shares of Lloyds Banking Group. Moreover, as the criteria that the relevant UK resolution authority will be obliged to consider in exercising any “bail-in” power provide it with considerable discretion, holders of the securities issued by Lloyds Bank plc may not be able to refer to publicly available criteria in order to anticipate a potential exercise of any such power and consequently its potential effect on Lloyds Bank plc and its issued securities.

The BRRD and applicable state aid rules provide that, other than in certain limited circumstances set out in the BRRD, extraordinary governmental financial support will only be available to Lloyds Bank plc as a last resort once the write-down and conversion powers and resolution tools referred to above have been exploited to the maximum extent possible.

Holders of Lloyds Bank plc’s securities may have limited rights or no rights to challenge any decision of the relevant UK resolution authority to exercise the UK “bail-in” power or to have that decision reviewed by a judicial or administrative process or otherwise. Accordingly, trading behaviour in respect of such securities is not necessarily expected to follow the trading behaviour associated with other types of securities that are not subject to such recovery and resolution powers. Potential investors in securities issued by Lloyds Bank plc should consider the risk that a holder of such securities may lose all of its investment, including (in the case of senior unsecured debt securities) the principal amount plus any accrued and unpaid interest, if such statutory loss absorption measures are acted upon or if that senior unsecured debt instrument may be converted into ordinary shares of Lloyds Banking Group plc or Lloyds Bank plc. Further, the introduction or amendment of such recovery and
98

RISK FACTORS

resolution powers, and/or any implication or anticipation that they may be used, may have a significant adverse effect on the market price of such securities, even if such powers are not used.

3.4	Lloyds Bank Group faces risks associated with its compliance with a wide range of laws and regulations.

Lloyds Bank Group is exposed to various forms of legal and regulatory risk, including:

(i)	certain aspects of Lloyds Bank Group’s activities and business may be determined by the relevant authorities, the Financial Ombudsman Service (the “FOS”), or the courts, to have not been conducted in accordance with applicable laws or regulations, or, in the case of the FOS, with what is fair and reasonable in the Ombudsman’s opinion;

(ii)	the possibility of alleged mis-selling of financial products or the mishandling of complaints related to the sale of such products by or attributed to a member of Lloyds Bank Group, resulting in disciplinary action or requirements to amend sales processes, withdraw products, or provide restitution to affected customers, all of which may require additional provisions;

(iii)	risks relating to compliance with, or enforcement actions in respect of, existing and/or new regulatory or reporting requirements, including as a result of a change in focus of regulation or a transfer of responsibility for regulating certain aspects of Lloyds Bank Group’s activities and business to other regulatory bodies;

(iv)	contractual and other obligations may either not be enforceable as intended or may be enforced against Lloyds Bank Group in an adverse way;

(v)	the intellectual property of Lloyds Bank Group (such as trade names) may not be adequately protected;

(vi)	Lloyds Bank Group may be liable for damages to third-parties harmed by the conduct of its business;

(vii)	the risk of regulatory proceedings, enforcement actions and/or private litigation, arising out of regulatory investigations or otherwise (brought by individuals or groups of plaintiffs) in the UK and other jurisdictions;

(viii)	risks related to court or UK Government activity leading to a requirement to equalise pension benefits for the effect of Guaranteed Minimum Pensions. It is possible that any such requirement could increase liabilities in Lloyds Bank Group’s defined benefit pension schemes; and

(ix)	the continued uncertainty around the impact of the UK’s expected exit from the EU on the existing regulatory and legal framework that Lloyds Bank Group operates within, as well as the future regulatory and legal landscape. For more detail on the EU referendum decision see “Business and Economic Risks — Political, legal, regulatory, constitutional and economic uncertainty arising from the outcome of the referendum on the UK’s membership of the European Union could adversely impact Lloyds Bank Group’s business, results of operations, financial condition and prospects” below.

Regulatory and legal actions pose a number of risks to Lloyds Bank Group, including substantial monetary damages or fines, the amounts of which are difficult to predict and may exceed the amount of provisions set aside to cover such risks. In addition, Lloyds Bank Group may be subject, including as a result of regulatory actions, to other penalties and injunctive relief, civil or private litigation arising out of a regulatory investigation or otherwise, the potential for criminal prosecution in certain circumstances and regulatory restrictions on Lloyds Bank Group’s business, all of which can have a negative effect on Lloyds Bank Group’s reputation. Any of these risks could have an adverse impact on Lloyds Bank Group’s operations, financial condition, results of operations or prospects and the confidence of customers in Lloyds Bank Group, as well as taking a significant amount of management time and resources away from the implementation of Lloyds Bank Group’s strategy.

Lloyds Bank Group’s operations also expose it to various forms of reputational impacts. Negative public opinion can result from the actual or perceived manner in which Lloyds Bank Group conducts its business activities, from Lloyds Bank Group’s financial performance, the level of direct and indirect government support, actual or perceived practices in the banking and financial industry, or allegations of misconduct. Negative public opinion may adversely affect Lloyds Bank Group’s ability to keep and attract customers, which may result in a material adverse effect on Lloyds Bank Group’s financial condition, results of operations or prospects. Negative public opinion referenced in the media as “lack of trust” in banking can be impacted by actions of competitors across the industry as well as actions by Lloyds Bank Group. Gaining the trust of customers and the public is a key objective of Lloyds Bank Group.

Lloyds Bank Group may settle litigation or regulatory proceedings prior to a final judgment or determination of liability to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when Lloyds Bank Group believes that it has no liability or when the potential consequences of failing to prevail would be disproportionate to the costs of settlement. Furthermore, Lloyds Bank Group may, for similar reasons, reimburse counterparties for their losses even in situations where Lloyds Bank Group does not believe that it is legally compelled to do so. Failure to manage these risks adequately could materially affect Lloyds Bank Group, both financially and reputationally.

3.5	Lloyds Bank Group faces risks associated with the high level of scrutiny of the treatment of customers by financial institutions from regulatory bodies, the media and politicians.

Lloyds Bank Group’s operations, in particular related to its treatment of customers, are subject to supervision by the FCA and other regulatory authorities. In recent periods, the UK banking industry has been subject to heightened attention from these regulatory authorities, as well as the news media and the UK Government.

Lloyds Bank Group has historically been subject to the Markets in Financial Instruments Directive (“MiFID”) and, since 3 January 2018, Lloyds Bank Group is subject to a revised directive (“MiFID II”) and a new regulation (Markets in Financial Instruments Regulation or “MiFIR”), which were implemented across the divisions of Lloyds Bank Group. MiFID, MiFID II and MiFIR regulate the provision of “investment services and activities” in relation to a range of customer-related areas, including customer classification, conflicts of interest, client order handling, investment research and financial analysis, suitability and appropriateness, transparency obligations and transaction reporting. If Lloyds Bank Group incurs substantial expenses associated with ongoing compliance, this may impose significant demands on the attention of management that result in other areas of Lloyds Bank Group’s business not receiving sufficient management attention, or if particular products, services or practices are banned, Lloyds Bank Group’s results of operations could be materially adversely affected.
99

RISK FACTORS

Lloyds Bank Group is also subject to European regulation on customer deposits. On 12 June 2014, the Deposit Guarantee Schemes Directive 2014/49/EU (the “recast DGSD”) was published in the Official Journal of the EU, which replaced Directive 94/19/EC on Deposit Guarantee Schemes. As required by the recast DGSD, the UK introduced a compliant deposit guarantee scheme (“DGS”) that:

•	gives a preference in liquidation or resolution to deposits made by retail customers and SMEs over other senior creditors;

•	sets out the rights of eligible depositors (typically retail customers) to compensation, and repayment circumstances and procedures by the DGS, covering the unavailability of any deposit, up to aggregate deposits of €100,000;

•	places obligations on credit institutions, in particular, requirements to provide specified information to depositors (and potential depositors) on their rights to compensation under the DGS; and

•	sets out provisions on the financing of DGSs, including target funding levels and contribution amounts by credit institutions.

In addition, the GDPR requires Lloyds Bank Group to afford greater transparency and control to customers over how their personal data is used, stored and shared which may limit the extent to which customer data can be used to support Lloyds Bank Group using its strategic objectives. Failure to comply may erode customer trust and result in regulatory fines.

3.6	The financial impact of legal proceedings and regulatory risks might be material but is difficult to quantify. Amounts eventually paid may materially exceed the amount of provisions set aside to cover such risks, or existing provisions may need to be materially increased in response to changing circumstances, as has been the case in respect of payment protection insurance (“PPI”) redress payments.

Where provisions have already been taken in published financial statements of Lloyds Bank Group or results announcements for ongoing legal or regulatory matters, these have been recognised, in accordance with IAS 37 (“Provisions, Contingent Liabilities and Contingent Assets”), as the best estimate of the expenditure required to settle the obligation as at the reporting date. Such estimates are inherently uncertain and it is possible that the eventual outcomes may differ materially from current estimates, resulting in future increases or decreases to the required provisions, or actual losses that exceed or fall short of the provisions taken.

Excluding MBNA Limited (“MBNA”), Lloyds Bank Group increased provisions for expected PPI costs by a further £1.4 billion in 2018. The increase in 2018 related to a number of factors including higher expected complaint volumes, which have increased as the industry deadline approaches largely driven by increased claims management company activity, and associated administration costs, an increase in average redress per complaint, additional operational costs to deal with potential complaint volatility and continued improvements in data interrogation and Lloyds Bank Group’s ability to identify valid complaints.

This brings the total amount provided for at the end of 2018 to £20.0 billion, of which £2.0 billion remains unutilised relating to complaints and associated administration costs.

With regard to MBNA, as announced in December 2016, Lloyds Bank Group’s exposure is capped at £240 million and is already provided for through an indemnity received from Bank of America. MBNA increased its PPI provision by £132 million in the year ended 31 December 2018 but Lloyds Bank Group’s exposure continues to remain capped at £240 million under this indemnity.

Provisions have not been taken where no obligation (as defined in IAS 37 (“Provisions, Contingent Liabilities and Contingent Assets”)) has been established, whether associated with a known or potential future litigation or regulatory matter. Accordingly, an adverse decision in any such matters could result in significant losses to Lloyds Bank Group which have not been provided for. Such losses would have an adverse impact on Lloyds Bank Group’s financial condition and operations.

In November 2014, the UK Supreme Court ruled in Plevin v Paragon Personal Finance Limited [2014] UKSC 61 (“Plevin”) that failure to disclose to a customer a “high” commission payment on a single premium PPI policy sold with a consumer credit agreement created an unfair relationship between the lender and the borrower under s140 of the Consumer Credit Act 1974. It did not define a tipping point above which commission was deemed “high”. The disclosure of commission was not a requirement of the FSA’s (now FCA’s) Insurance: Conduct of Business sourcebook rules for the sale of general insurance (including PPI). Permission to appeal the redress outcome in the Plevin case was refused by the Court of Appeal in July 2015 and by the President of the Family Division in November 2015.

In November 2015 and August 2016, the FCA consulted on the introduction of a two year industry deadline by which consumers would need to make their PPI complaints or lose their right to have them assessed, and proposed rules and guidance about how firms should handle PPI complaints fairly in light of the Plevin judgment discussed above. On 2 March 2017, the FCA confirmed an industry deadline of 29 August 2019. The FCA’s rules to address Plevin commenced on 29 August 2017. The industry deadline also applies to the handling of these complaints. It is anticipated that the upcoming industry deadline could encourage eligible consumers to bring their claims earlier than would have otherwise been expected in the absence of an industry deadline for having complaints assessed. The FCA’s rules, issued on 2 March 2017, could have a material adverse effect on Lloyds Bank Group’s reputation, business, financial condition, results of operations and prospects.

4	BUSINESS AND ECONOMIC RISKS
4.1	Lloyds Bank Group’s businesses are subject to inherent and indirect risks arising from general macroeconomic conditions in the UK, the U.S., the Eurozone, Asia and globally, and any resulting instability of financial markets or banking systems.

Lloyds Bank Group’s businesses are subject to inherent and indirect risks arising from general and sector-specific economic conditions in the markets in which it operates, particularly the UK, where earnings are predominantly generated and operations are increasingly concentrated following the strategic reduction of Lloyds Bank Group’s international presence. Lloyds Bank Group may have credit exposure in countries outside the UK even if it does not have direct exposure or a presence in such countries. Any significant macroeconomic deterioration in the UK and/or other economies could have a material adverse effect on the results of operations, financial condition or prospects of Lloyds Bank Group, as could continued or increasing political uncertainty within the UK and other countries. The profitability of Lloyds Bank Group’s businesses could be affected by market factors such as the deterioration of UK economic growth significantly below long-term average levels, rising unemployment, reduced corporate profitability, reduced personal income levels (in real terms), inflationary pressures, including those arising from the sterling’s depreciation, reduced UK Government and/or consumer expenditure, changes in interest rates (and the timing, quantum and pace of those changes as well as the possibility of further reductions in interest rates, including zero or negative interest rates or of unexpected increases in interest rates which may have a detrimental effect on Lloyds Bank Group’s customers and their ability to service interest), increased corporate, SME or personal insolvency rates, borrowers’ reduced ability to repay loans and increased tenant defaults which could cause prices of residential or commercial real estate or other asset prices to fall, thereby reducing the collateral value on many of Lloyds Bank Group’s assets, fluctuations in commodity prices, changes in foreign exchange rates; or a marked deterioration in global economic growth reflecting the high
100

RISK FACTORS

levels of debt that have built up in some emerging economies, most notably China. These, in turn, could cause increased impairments and/or fair value adjustments.

In addition to the possibility of macroeconomic deterioration, any increase in financial market instability including any increase in credit spreads, increase or reduction in interest rates, including negative interest rates, and general illiquidity within the markets that Lloyds Bank Group uses for hedging or bond issuances may represent further risk to its business. The outlook for global growth remains uncertain due to issues such as geopolitical tensions (including sanctions, tariffs and increased threats of trade disputes, continued instability in the Middle East and in the Korean Peninsula), the impact of economic policies of foreign governments, continued divergence in economic performance between countries within the Eurozone, and the slow-down of economic growth rates in both mature and emerging markets generally and China in particular. Lloyds Bank Group has exposures in a number of overseas jurisdictions and is therefore subject to various risks relating to the stability of these financial markets. The global financial system has suffered considerable turbulence and uncertainty in recent years and, despite recent growth in the Eurozone and other advanced economies, the outlook for the global economy over the near to medium term remains uncertain. See also “Business and Economic Risks — Political, legal, regulatory, constitutional and economic uncertainty arising from the outcome of the referendum on the UK’s membership of the European Union could adversely impact Lloyds Bank Group’s business, results of operations, financial condition and prospects” below.

In the Eurozone, the pace of economic recovery, which has lagged behind that of other advanced countries following the global recession, has now passed its peak. High levels of private and public debt, continued weaknesses in the financial sector and reform fatigue remain a concern and the timing and pace of the European Central Bank’s withdrawal of monetary stimulus, the unwinding of existing monetary stimulus from the European Central Bank’s balance sheet and the timing and pace of any increase in interest rates could cause market volatility. In addition, increased political uncertainty in the Eurozone, and fragmentation risk in the EU and UK, could create financial instability and have a negative impact on the Eurozone and global economies. Any of these risks could weaken the UK’s economic prospects, given the extensive economic and financial linkages between the UK and the Eurozone.

The uncertainty around the economic policies of foreign governments could create additional uncertainty for the global economic outlook. For example, in the U.S., whilst it is possible that the current administration’s economic policies might have an adverse effect on U.S. and global growth as well as global trade prospects, it is also possible that expansionary policies could boost U.S. and international growth temporarily at a time of limited spare capacity resulting in higher U.S. inflation and interest rates which could in turn significantly impact global investor risk appetite and pricing expectations, sparking elevated financial market volatility and a tightening of financial conditions.

Concerns remain around the impact of increased tariffs on trade between the U.S. and other nations including China, Canada and the EU. The potential for escalation of trade disputes and any retaliatory actions taken may adversely impact the global economic outlook.

In addition, developing macroeconomic uncertainty in emerging markets, in particular the high and growing level of debt in China and the risk of a sharp slowdown in Chinese economic growth, which may be exacerbated by attempts to de-risk its highly leveraged economy, or a devaluation of the Renminbi could pose threats to global economic recovery. External debt levels are higher now in emerging markets than before the global financial crisis, which could lead to higher levels of defaults and non-performing loans, in particular in an environment of rising interest rates. Financial markets may experience renewed periods of volatility, especially given the recent volatility in oil and other commodity prices impacting corporates and emerging markets dependent on the oil and gas sector, creating the potential for a return of contagion between countries and banking systems which may place new strains on funding markets.

Lloyds Bank Group has credit exposure to SMEs and corporates, financial institutions, sovereigns and securities which may have material direct and indirect exposures in Eurozone countries, the U.S. and other countries.

Any default on the sovereign debt of a Eurozone country and the resulting impact on other Eurozone countries, including the potential that some countries could leave the Eurozone, could have a material adverse effect on Lloyds Bank Group’s business. The exit of any member state from the European Monetary Union (the “EMU”) could result in deterioration in the economic and financial environment in the UK and the Eurozone that would materially affect the capital and the funding position of participants in the banking industry, including Lloyds Bank Group. This could also give rise to operational disruptions to Lloyds Bank Group’s business.

Examples of indirect risks to Lloyds Bank Group associated with the Eurozone which have been identified are adverse developments relating to: European banking groups with lending and other exposures to certain Eurozone countries, corporate customers with operations or significant trade in certain European jurisdictions, major travel operators and airlines known to operate in certain Eurozone countries, and international banks with custodian operations based in certain European locations. Adverse developments relating to these sectors, or banking groups could increase the risk of defaults and negatively impact Lloyds Bank Group’s business, results of operations or financial condition.

The effects on the UK, European and global economies of the exit of one or more EU member states from the EMU, or the redenomination of financial instruments from the Euro to a different currency, are extremely uncertain and very difficult to predict and protect fully against in view of: (i) the potential for economic and financial instability in the Eurozone and possibly in the UK; (ii) the lasting impact on governments’ financial positions of the global financial crisis; (iii) the uncertain legal position; and (iv) the fact that many of the risks related to the business are totally, or in part, outside the control of Lloyds Bank Group. However, if any such events were to occur, they may result in: (a) significant market dislocation; (b) heightened counterparty risk; (c) an adverse effect on the management of market risk and, in particular, asset and liability management due, in part, to redenomination of financial assets and liabilities; (d) an indirect risk of counterparty failure; or (e) further political uncertainty in the UK, any of which could have a material adverse effect on the results of operations, financial condition or prospects of Lloyds Bank Group. Any adverse changes affecting the economies of the countries in which Lloyds Bank Group has significant direct and indirect credit exposures, including those discussed above and any further deterioration in global macroeconomic conditions, could have a material adverse effect on Lloyds Bank Group’s results of operations, financial condition or prospects.

4.2	Political, legal, regulatory, constitutional and economic uncertainty arising from the outcome of the referendum on the UK’s membership of the European Union could adversely impact Lloyds Bank Group’s business, results of operations, financial condition and prospects.

On 23 June 2016, the UK held a referendum on the UK’s continued membership of the EU. A majority of voters voted for the UK to leave the EU. The announcement of the referendum result caused significant volatility in the UK stock market and exchange rate fluctuations that resulted in a significant weakening of sterling against the U.S. dollar, the Euro and other major currencies. The share prices of major UK banks and bank holding companies, including Lloyds Banking Group, suffered significant declines in market prices immediately following the result of the referendum and major credit rating agencies downgraded the UK’s sovereign credit rating.
101

RISK FACTORS

Under Article 50 of the Treaty on European Union (“Article 50”) once the exit process is triggered by the withdrawing member state, a two-year period of negotiation begins to determine the terms of the withdrawing member’s exit from the EU with reference to the planned post-exit relationship, after which period its EU membership ceases unless the European Council, together with the withdrawing member, unanimously decides to extend this period.

Following the UK Government’s decision to invoke Article 50 on 29 March 2017, the UK was due to exit the EU at 11 p.m. (London time) on 29 March 2019. This deadline has since been extended twice with a currently agreed deadline of 31 October 2019. The deadline could be further extended or a transitional arrangement put in place, which could be effective either on or before 31 October 2019, subject to agreement by all EU member states. Negotiations relating to the terms of the UK’s relationship with the EU are likely to extend beyond the two-year period set forth therein which could create additional volatility in the markets and have an adverse impact on Lloyds Bank Group’s profitability. The timing of, and process for, such negotiations and the subsequent terms of the UK’s future economic, trading and legal relationships with the EU are uncertain, and will be impacted by the stance the current UK government and the other EU Member States adopt. In addition, an unfavourable outcome of negotiations relating to the UK’s exit from the EU or its future relationship with the EU is likely to create further volatility in the markets which could in turn adversely impact Lloyds Bank Group’s business, results of operations, financial condition and prospects.

The UK general election held on 8 June 2017 resulted in a minority government. The UK political environment remains fragile, heightened by the EU exit negotiations.

The effects on the UK, European and global economies of the uncertainties arising from the results of the referendum and the process of the UK’s exit from the EU are difficult to predict but may include economic and financial instability in the UK, Europe and the global economy and the other types of risks described in “Business and Economic Risks – Lloyds Bank Group’s businesses are subject to inherent and indirect risks arising from general macroeconomic conditions in the UK, the U.S., the Eurozone, Asia and globally, and any resulting instability of financial markets or banking systems” and “Credit Related Risks – Lloyds Bank Group’s businesses are subject to inherent risks concerning borrower and counterparty credit quality which have affected and may adversely impact the recoverability and value of assets on Lloyds Bank Group’s balance sheet” above.

Furthermore, any uncertainty in the UK arising from the UK leaving the EU could be exacerbated by the re-emergence of the possibility of a further Scottish independence referendum or any proposed differential arrangements for Northern Ireland when compared to the rest of the UK. This could cause further uncertainty and risks to Lloyds Bank Group.

The longer term effects of the UK’s expected exit from the EU are difficult to predict but could include further financial instability and slower economic growth, in the UK in particular, but also in Europe and the global economy. In the event of any substantial weakening in economic growth, the possible policy of decreases in interest rates by the Bank of England or sustained low or negative interest rates would put further pressure on Lloyds Bank Group’s interest margins and adversely affect its profitability and prospects. Furthermore, such market conditions may also result in an increase in Lloyds Bank Group’s pension deficit.

A challenging macroeconomic environment, reduced profitability and greater market uncertainty could negatively impact Lloyds Bank Group’s performance and potentially lead to credit ratings downgrades which could adversely impact its ability to access funding and the cost of such funding. Lloyds Bank Group’s ability to access capital markets on acceptable terms and hence its ability to raise the amount of capital and funding required to meet its regulatory requirements and targets, including those relating to loss-absorbing instruments to be issued by Lloyds Bank Group, could be affected.

Lloyds Bank Group is subject to substantial EU-derived laws, regulation and oversight. There continues to be significant uncertainty as to the respective legal and regulatory environments in which Lloyds Bank Group will operate when the UK is no longer a member of the EU. In particular, Lloyds Bank Group and its counterparties may no longer be able to rely on the European passporting framework for financial services, which could result in the loss of customers and/or the requirement for Lloyds Bank Group to apply for authorisation in multiple EU jurisdictions if it is to continue its business there, the costs, timing and viability of which are uncertain. This uncertainty, and any actions taken as a result of this uncertainty (such as corporate clients of Lloyds Bank Group preferring to transact with European competitors or to relocate from the UK to the EU to avoid a loss of passporting rights), as well as new or amended legislation and regulation, may have a significant impact on Lloyds Bank Group’s operations, profitability and business model. For further information on regulatory and legal risks see “Regulatory and Legal Risks”.

4.3	Any tightening of monetary policy in jurisdictions in which Lloyds Bank Group operates could affect the financial condition of its customers, clients and counterparties, including governments and other financial institutions, which could in turn adversely affect Lloyds Bank Group’s results of operations.

Quantitative easing measures implemented by major central banks, adopted alongside record low interest rates to support recovery from the global financial crisis, have arguably helped loosen financial conditions and reduce borrowing costs. These measures may have supported liquidity and valuations for asset classes that are vulnerable to rapid price corrections as financial conditions tighten, potentially causing losses to investors and increasing the risk of default on Lloyds Bank Group’s exposure to these sectors.

The U.S. Federal Reserve has been gradually increasing its policy interest rates since December 2015. The Bank of England raised UK interest rates from 0.25 per cent. to 0.5 per cent. in November 2017 and then to 0.75 per cent. in August 2018 and has signalled that scope remains for UK interest rates to rise further. Some other major central banks, such as the Bank of Canada, are also on a tightening cycle, but the withdrawal of accommodative policies in the Eurozone and in Japan is expected to be somewhat slower.

Although uncertainty remains about the timing of any increases by central banks, it is possible that any increase in interest rates may lead to increasing levels of defaults by Lloyds Bank Group’s customers. Monetary policy has been highly accommodative in recent years, further supported by the Bank of England and HM Treasury “Funding for Lending” scheme, the “Help to Buy” scheme, the “Term Funding Scheme” and the purchase of corporate bonds in the UK, which have helped to support demand at a time of very pronounced fiscal tightening and balance sheet repair. Such a long period of stimulus has increased uncertainty over the impact of its reduction, including the possibility of a withdrawal of such programmes which could lead to a risk of higher borrowing costs in wholesale markets, generally weaker than expected growth, or even contracting gross domestic product (“GDP”), reduced business and consumer confidence, higher levels of unemployment or underemployment, adverse changes to levels of inflation and falling property prices in the markets in which Lloyds Bank Group operates, and consequently to an increase in delinquency rates and default rates among its customers. Similar risks result from the low level of inflation in developed economies, which in Europe particularly could deteriorate into sustained deflation if policy measures prove ineffective and economic growth weakens. Reduced monetary stimulus and the actions and commercial soundness of other financial institutions have the potential to
102

RISK FACTORS

impact market liquidity. The adverse impact on the credit quality of Lloyds Bank Group’s customers and counterparties, coupled with a decline in collateral values, could lead to a reduction in recoverability and value of Lloyds Bank Group’s assets and higher levels of impairment allowances, which could have an adverse effect on its operations, financial condition or prospects.

Accommodative credit conditions in some areas of the world since the global financial crisis have led to a further build-up of debt, with private sector corporate debt in emerging markets growing particularly quickly. Emerging market currency depreciation and rising U.S. interest rates could result in increasing difficulties in servicing this increased debt, especially debt that is denominated in U.S. dollars, possibly leading to debt defaults, which may negatively affect economic growth in emerging markets or globally.

4.4	Lloyds Bank Group’s businesses are inherently subject to the risk of market fluctuations, which could have a material adverse effect on the results of operations, financial condition or prospects of Lloyds Bank Group.

Lloyds Bank Group’s businesses are inherently subject to risks in financial markets and in the wider economy, including changes in, and increased volatility of, interest rates, inflation rates, credit spreads, foreign exchange rates, commodity, equity, bond and property prices and the risk that its customers act in a manner which is inconsistent with Lloyds Bank Group’s business, pricing and hedging assumptions. Movements in these markets will continue to have a significant impact on Lloyds Bank Group in a number of key areas.

For example, adverse market movements have had and would have an adverse effect, which could be material, upon the financial condition of the defined benefit pension schemes of Lloyds Bank Group. The schemes’ main exposures are to real rate risk and credit spread risk. These risks arise from two main sources: the “AA” corporate bond liability discount rate and asset holdings.

Banking and trading activities that are undertaken by Lloyds Bank Group are also subject to market movements, including interest rate risk, foreign exchange risk, inflation risk and credit spread risk. For example, changes in interest rate levels, interbank margins over official rates, yield curves and spreads affect the interest rate margin realised between lending and borrowing costs. The potential for future volatility and margin changes remains. Competitive pressures on fixed rates or product terms in existing loans and deposits may restrict Lloyds Bank Group in its ability to change interest rates applying to customers in response to changes in official and wholesale market rates. Lloyds Bank Group has a structural hedge in place to stabilise the net interest margin. There is, however, a risk that in a low rate environment Lloyds Bank Group will face margin compression as maturities are reinvested at prevailing market rates.

Changes in foreign exchange rates, including with respect to the U.S. dollar and the Euro, affect Lloyds Bank Group’s financial position and/or forecasted earnings. Foreign exchange risk is actively managed by Lloyds Bank Group within a low risk appetite, minimising Lloyds Bank Group’s exposure to exchange rate fluctuations. However, changes in foreign exchange rates could still result in a significant reduction in the profit of Lloyds Bank Group.

4.5	Market conditions have resulted, and are expected to result in the future, in material changes to the estimated fair values of financial assets of Lloyds Bank Group. Negative fair value adjustments have had, and may continue to have in the future, an adverse effect on Lloyds Bank Group’s results of operations, financial condition or prospects.

Lloyds Bank Group has exposures to securities, derivatives and other investments, including asset-backed securities, structured investments and private equity investments that are recorded by Lloyds Bank Group at fair value. These may be subject to further negative fair value adjustments, particularly in view of the volatile global markets and challenging economic environment. Although credit value adjustments, debit value adjustments and funding value adjustments are actively managed within Lloyds Bank Group, in stressed market conditions adverse movements in these could result in a material charge to Lloyds Bank Group’s profit and loss account.

In volatile markets, hedging and other risk management strategies (including collateralisation and the purchase of credit default swaps) may not be as effective as they are in normal market conditions, due in part to the decreasing credit quality of hedge counterparties, and general illiquidity in the markets within which transactions are executed. Asset valuations in future periods, reflecting prevailing market conditions, may result in further negative changes in the fair values of Lloyds Bank Group’s financial assets and these may also translate into increased impairment charges.

In circumstances where fair values are determined using financial valuation models, Lloyds Bank Group’s valuation methodologies may require it to make assumptions, judgements and estimates in order to establish fair value. These valuation models are complex and the assumptions used are difficult to make and are inherently uncertain. This is particularly relevant in light of uncertainty as to the strength of the global economic recovery and continuing downside risks and may be amplified during periods of market volatility and illiquidity. Any consequential impairments, write-downs or adjustments could have a material adverse effect on Lloyds Bank Group’s results of operations, capital ratios, financial condition or prospects.

The value ultimately realised by Lloyds Bank Group for its securities and other investments may be lower than their current fair value. Any of these factors could require Lloyds Bank Group to record further negative fair value adjustments, which may have a material adverse effect on its results of operations, financial condition or prospects. Material losses from the fair value of financial assets will also have an adverse impact on its capital ratios.

4.6	Lloyds Bank Group’s businesses are conducted in competitive environments, with increased competition scrutiny, and Lloyds Bank Group’s financial performance depends upon management’s ability to respond effectively to competitive pressures.

The markets for UK financial services, and the other markets within which Lloyds Bank Group operates, are competitive, and management expects such competition to continue or intensify. This expectation is due to competitor behaviour, new entrants to the market (including a number of new retail banks as well as non-traditional financial services providers), consumer demand, technological changes such as the growth of digital banking, and the impact of regulatory actions and other factors. Lloyds Bank Group’s financial performance and its ability to maintain existing or capture additional market share depends significantly upon the competitive environment and management’s response thereto.

The competitive environment can be, and is, influenced by intervention by the UK Government competition authorities and/or European regulatory bodies and/or governments of other countries in which Lloyds Bank Group operates, including in response to any perceived lack of competition within these markets. This may significantly impact the competitive position of Lloyds Bank Group relative to its international competitors, which may be subject to different forms of government intervention.

The Competition and Markets Authority (the “CMA”) launched a full market investigation into competition in the SME banking and personal current account (“PCA”) markets in November 2014 and published its final report on 9 August 2016, followed by the Retail Banking Market Investigation Order 2017 on 2 February 2017. The key final remedies include: the introduction of “Open Banking”, the publication of service
103

RISK FACTORS

quality information and customer information prompts. Recommendations were also made regarding improvements to current account switching, monthly maximum charges for PCA overdraft users, overdraft notifications and additional measures to assist small and medium-sized businesses in comparing the different products available. Compliance costs associated with the implementation of these remedies may be substantial and the implementation of these remedies could have a material adverse effect on Lloyds Bank Group’s competitive position.

The FCA launched its Strategic Review of Retail Banking Business Models in May 2017 to evaluate matters relating to competition and conduct. This review was intended to ensure that the FCA’s regulatory approach remains fit for purpose. The FCA’s Final Report into retail banking business models was published in December 2018 and proposed some further work in this area, including ongoing monitoring by the FCA. The outcomes of the review may have a significant impact on Lloyds Bank Group’s current business model.

Recent political debate on the reform of the UK banking markets, other current or potential competition reviews, the payment systems regulator and the FCA statutory objective to promote competition, along with concurrent competition powers, may lead to proposals or initiatives to reduce regulators’ competition concerns, and for greater UK Government and regulatory scrutiny in the future that may impact Lloyds Bank Group further. Additionally, Lloyds Bank Group may be affected by changes in regulatory oversight following the pension review recommended by the Department for Work and Pensions. For more information on Lloyds Bank Group’s regulatory environment, see “Regulation—Other Bodies Impacting the Regulatory Regime”.

The internet and mobile technologies are changing customer behaviour and the competitive environment. There has been a steep rise in customer use of mobile banking over the last four years. Lloyds Bank Group faces competition from established providers of financial services as well as from banking business developed by non-financial companies, including technology companies with strong brand recognition.

As a result of any restructuring or evolution in the market, there may emerge one or more new viable competitors in the UK banking market or a material strengthening of one or more of Lloyds Bank Group’s existing competitors in that market. Any of these factors or a combination thereof could result in a significant reduction in the profit of Lloyds Bank Group.

4.7	Lloyds Bank Group is exposed to risks related to the uncertainty surrounding the integrity and continued existence of reference rates.

Reference rates and indices, including interest rate benchmarks, such as the London Interbank Offered Rate (“LIBOR”) and the Euro Interbank Offered Rate (“EURIBOR”), which are used to determine the amounts payable under financial instruments or the value of such financial instruments (“Benchmarks”), have, in recent years, been the subject of political and regulatory scrutiny as to how they are created and operated. This has resulted in regulatory reform and changes to existing Benchmarks, with further changes anticipated. These reforms and changes may cause a Benchmark to perform differently than it has done in the past or to be discontinued.

At this time, it is not possible to predict the effect of any such reforms and changes, any establishment of alternative reference rates or any other reforms to these reference rates that may be enacted, including the potential or actual discontinuance of LIBOR publication and any transition away from LIBOR.

Uncertainty as to the nature of such potential changes, alternative reference rates or other reforms may adversely affect a broad array of financial products, including any LIBOR-based securities, loans and derivatives that are included in Lloyds Bank Group’s financial assets and liabilities, that use these reference rates and may impact the availability and cost of hedging instruments and borrowings. If any of these reference rates are no longer available, Lloyds Bank Group may incur additional expenses in effecting the transition from such reference rates, and may be subject to disputes, which could have an adverse effect on Lloyds Bank Group’s results of operations. In addition, it can have important operational impacts through Lloyds Bank Group’s systems and infrastructure as all systems will need to account for the changes in the reference rates. Any of these factors may have a material adverse effect on Lloyds Bank Group’s results of operations, financial condition or prospects.

5	OPERATIONAL RISKS
5.1	Lloyds Bank Group could fail to attract or retain senior management, skilled resources or other key employees.

Lloyds Bank Group’s success depends on its ability to attract, retain and develop high calibre talent. The SMCR regime may impact the achievement of this aim as the regime includes a criminal offence of reckless misconduct, a statutory “duty of responsibility” to take reasonable steps to prevent regulatory breaches occurring or continuing in the area of the firm for which they have responsibility and increasing use of senior management attestations. In addition, the limits on variable pay and “clawback” requirements pursuant to CRD IV may put Lloyds Bank Group at a competitive disadvantage compared to companies that are not subject to such restrictions. Furthermore, the macroeconomic conditions and negative media attention on the financial services industry may adversely impact employee retention, colleague sentiment and engagement.

In addition, the uncertainty resulting from the UK’s exit from the EU, following the referendum decision, on foreign nationals’ long-term residency permissions in the UK may make it challenging for Lloyds Bank Group to retain and recruit colleagues with relevant skills and experience.[3]

Failure to attract and retain senior management, skilled resources and key employees could have a material adverse effect on Lloyds Bank Group’s results of operations, financial condition or prospects.

5.2	Operational risks such as weaknesses or failures in Lloyds Bank Group’s processes, systems and security and risks due to reliance on third party services and products could materially adversely affect Lloyds Bank Group’s operations, results of operations, financial condition or prospects, and could result in the reputational damage of Lloyds Bank Group.

Operational risks, through inadequate or failed processes, systems (including financial reporting and risk monitoring processes) or security, or from people-related or external events, including the risk of fraud and other criminal acts carried out against Lloyds Bank Group, are present in Lloyds Bank Group’s businesses. Lloyds Bank Group’s businesses are dependent on processing and reporting accurately and efficiently a high volume of complex transactions across numerous and diverse products and services, in different currencies and subject to a number of different legal and regulatory regimes. Any weakness or errors in these processes, systems or security could have an adverse effect on Lloyds Bank Group’s results, reporting of such results, and on the ability to deliver appropriate customer outcomes during the affected period which may lead to an increase in complaints and damage to the reputation of Lloyds Bank Group.

Specifically, failure to develop, deliver or maintain effective IT solutions in line with Lloyds Bank Group’s operating environment could have a material adverse impact on customer service and business operations. Any prolonged loss of service availability could damage Lloyds Bank Group’s ability to service its customers, could result in compensation costs and could cause long-term damage to Lloyds Bank Group’s business
104

RISK FACTORS

and brand. Furthermore, failure to protect Lloyds Bank Group’s operations from increasingly sophisticated cyber-attacks could result in the loss and/or corruption of customer data or other sensitive information. This could be exacerbated by the increase in data protection requirements as a result of GDPR. The resilience of Lloyds Bank Group’s IT infrastructure is of critical importance to Lloyds Bank Group; accordingly, significant investment has been, and will continue to be, made in IT infrastructure and supporting capabilities to ensure its resilience and subsequently the delivery of services to customers. Lloyds Bank Group continues to invest in IT, cyber and information security control environments, including activity on user access management and network security controls to address evolving threats. Lloyds Bank Group maintains contingency plans for a range of Group specific and industry wide IT failure and cyber-attack scenarios.

Lloyds Bank Group adopts a risk based approach to mitigate the internal and external fraud risks it faces, reflecting the current and emerging fraud risks within the market. This approach drives a continual programme of prioritised enhancements to Lloyds Bank Group’s technology, process and people related controls, with an emphasis on preventative controls supported by real time detective controls wherever feasible. Group-wide policies and operational control frameworks are maintained and designed to provide customer confidence, protect Lloyds Bank Group’s commercial interests and reputation, comply with legal requirements and meet regulatory expectations. Lloyds Bank Group also plays an active role with other financial institutions, industry bodies and enforcement agencies in identifying and combatting fraud. Lloyds Bank Group’s fraud awareness programme remains a key component of its fraud control environment. Although Lloyds Bank Group devotes significant resources to maintain and regularly update the processes and systems that are designed to protect the security of Lloyds Bank Group’s systems, software, networks and other technology assets, there is no assurance that all of Lloyds Bank Group’s security measures will provide absolute security. Any damage to Lloyds Bank Group’s reputation (including to customer confidence) arising from actual or perceived inadequacies, weaknesses or failures in Group systems, processes or security could have a material adverse effect on Lloyds Bank Group’s results of operations, financial condition or prospects.

Third parties upon which Lloyds Bank Group relies for important products and services could also be sources of operational risk, specifically with regard to security breaches affecting such parties. Many of the operational risks described above also apply when Lloyds Bank Group relies on outside suppliers or vendors to provide key components of its business infrastructure. Lloyds Bank Group may be required to take steps to protect the integrity of its operational systems, thereby increasing its operational costs. Additionally, any problems caused by these third parties, including as a result of their not providing Lloyds Bank Group their services for any reason, their performing their services poorly, or employee misconduct, could adversely affect Lloyds Bank Group’s ability to deliver products and services to customers and otherwise to conduct business. Replacing these third party vendors or moving critical services from one provider to another could also entail significant delays and expense.

Notwithstanding anything in this risk factor, this risk factor should not be taken as implying that either the Bank or any relevant company within Lloyds Bank Group will be unable to comply with its obligations as a bank with securities admitted to the Official List or as a supervised firm regulated by the FCA and/or the PRA.

5.3	Lloyds Bank Group’s business is subject to risks related to cyber-crime.

Lloyds Bank Group holds personally identifiable information on its systems aligned to product and services delivered to customers. Protection is delivered in accordance with data protection legislation, including GDPR. Lloyds Bank Group relies on the effectiveness of Lloyds Bank Group Information and Cyber Security Policy and associated procedures, infrastructure and capabilities to protect the confidentiality and integrity of information held on its IT infrastructure and the infrastructure of third parties on which Lloyds Bank Group relies. Lloyds Bank Group also takes protective measures against attacks designed to impact the availability of critical business processes to its customers and these are overseen by the Board Risk Committee.

In certain international locations, there are additional regulatory requirements that must be followed for business conducted in that jurisdiction. In the U.S., for example, Lloyds Banking Group was required from February 2018 to formally attest that it complies with specific cyber security requirements put forth by the New York State Department of Financial Services in Part 500 of Title 23 of the Official Compilation of Codes, Rules and Regulations of the State of New York.

Despite preventative measures (including ensuring incident management capability to respond to such events, by way of regulatory notification, for example), Lloyds Bank Group’s IT infrastructure, and that of third parties on which Lloyds Bank Group relies, may be vulnerable to cyber-attacks, malware, denial of services, unauthorised access and other events that have a security impact. Such an event may impact the confidentiality or integrity of Lloyds Bank Group’s or its clients’, employees’ or counterparties’ information or the availability of services to customers. As a result of such an event or a failure in Lloyds Bank Group’s cyber security policies, Lloyds Bank Group could experience material financial loss, loss of competitive position, regulatory actions, breach of client contracts, reputational harm or legal liability, which, in turn, could have a material adverse effect on Lloyds Bank Group’s results of operations, financial condition or prospects. Lloyds Bank Group may be required to spend additional resources to modify its protective measures or to investigate and remediate vulnerabilities or other exposures, and it may be subject to litigation and financial losses that are either not insured against fully or not fully covered through any insurance that it maintains. Lloyds Bank Group is committed to continued participation in industry-wide activity relating to cyber risk. This includes working with relevant regulatory and government departments to evaluate the approach Lloyds Bank Group is taking to mitigate this risk and sharing relevant information across the financial services sector.

5.4	Terrorist acts, other acts of war, geopolitical events, pandemics or other such events could have a material adverse effect on Lloyds Bank Group’s results of operations, financial condition or prospects.

Terrorist acts, other acts of war or hostility, geopolitical events, pandemics or other such events and responses to those acts/events may create economic and political uncertainties, which could have a material adverse effect on UK and international macroeconomic conditions generally, and more specifically on Lloyds Bank Group’s results of operations, financial condition or prospects in ways that cannot necessarily be predicted.

5.5	Lloyds Bank Group must comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations, and a failure to prevent or detect any illegal or improper activities fully or on a timely basis could negatively impact customers and expose Lloyds Bank Group to liability.

Lloyds Bank Group is required to comply with applicable anti-money laundering, anti-terrorism, sanctions, anti-bribery and other laws and regulations in the jurisdictions in which it operates. These laws and regulations require Lloyds Bank Group, amongst other things, to adopt and enforce “know-your-customer” policies and procedures and to report suspicions of money laundering and terrorist financing, and in some countries specific transactions to the applicable regulatory authorities. These laws and regulations have become increasingly complex and
105

RISK FACTORS

detailed, require improved systems and sophisticated monitoring and compliance personnel, and have become the subject of enhanced government and regulatory supervision.

Lloyds Bank Group has adopted policies and enhanced its procedures aimed at detecting and preventing the use of its banking network and services for money laundering, financing terrorism, tax evasion, human trafficking, modern day slavery and related activities, applying systems and controls on a risk-based approach throughout its businesses and operations, including through its Financial Intelligence Unit and its interactions with external agencies and other financial institutions. These controls, however, may not completely eliminate instances where third parties seek to use Lloyds Bank Group’s products and services to engage in illegal or improper activities. In addition, while Lloyds Bank Group reviews its relevant counterparties’ internal policies and procedures with respect to such matters, Lloyds Bank Group, to a large degree, relies upon its relevant counterparties to maintain and properly apply their own appropriate anti-money laundering procedures. Such measures, procedures and compliance may not be completely effective in preventing third parties from using Lloyds Bank Group (and its relevant counterparties) as a conduit for money laundering and terrorist financing (including illegal cash operations) without Lloyds Bank Group’s (and its relevant counterparties’) knowledge. If Lloyds Bank Group is associated with, or even accused of being associated with, or becomes a party to, money laundering or terrorist financing, Lloyds Bank Group’s reputation could suffer and it could become subject to fines, sanctions and/or legal enforcement (including being added to any “black lists” that would prohibit certain parties from engaging in transactions with Lloyds Bank Group), any one of which could have a material adverse effect on Lloyds Bank Group’s results of operations, financial condition and prospects.

Furthermore, failure to comply with trade and economic sanctions, both primary and secondary, administered by agencies in the jurisdictions in which Lloyds Bank Group operates and to the extent that Lloyds Bank Group fails to comply fully with other applicable compliance laws and regulations, the relevant government and regulatory agencies to which it reports have the power and authority to impose fines and other penalties on Lloyds Bank Group, including the revocation of licences. In addition, Lloyds Bank Group’s business and reputation could suffer if customers use its banking network for money laundering, financing terrorism, or other illegal or improper purposes.

5.6	Lloyds Bank Group may fail to execute its ongoing strategic change initiatives, and the expected benefits of such initiatives may not be achieved at the time or to the extent expected, or at all.

In order to maintain and enhance Lloyds Bank Group’s strategic position, it continues to invest in new initiatives and programmes. Lloyds Bank Group acknowledges the challenges faced with delivering these initiatives and programmes alongside the extensive agenda of regulatory and legal changes whilst enhancing systems and controls. In the development of Lloyds Bank Group’s strategy, Lloyds Bank Group considers these demands against its capacity to ensure successful delivery for both customers and shareholders. Lloyds Bank Group’s strategic plan provides flexibility through a broad range of initiatives with priorities frequently reviewed to adapt to the external environment, where necessary.

As Lloyds Bank Group continues to deliver this strategy there is considerable focus on digitisation and ensuring Lloyds Bank Group meets customer demands through digital and mobile platforms. This approach will support Lloyds Bank Group in achieving its cost targets.

The successful completion of these programmes and Lloyds Bank Group’s other strategic initiatives requires ongoing subjective and complex judgements, including forecasts of economic conditions in various parts of the world, and can be subject to significant risks. For example, Lloyds Bank Group’s ability to execute its strategic initiatives successfully may be adversely impacted by a significant global macroeconomic downturn, legacy issues, limitations in Lloyds Bank Group’s management or operational capacity and capability or significant and unexpected regulatory change in countries in which Lloyds Bank Group operates.

Failure to execute Lloyds Bank Group’s strategic initiatives successfully could have an adverse effect on Lloyds Bank Group’s ability to achieve the stated targets and other expected benefits of these initiatives, and there is also a risk that the costs associated with implementing such initiatives may be higher than the financial benefits expected to be achieved, which could materially adversely impact Lloyds Bank Group’s results of operations, financial condition or prospects.

5.7	Lloyds Bank Group may be unable to fully capture the expected value from acquisitions, which could materially and adversely affect Lloyds Bank Group’s results of operations, financial conditions or prospects.

Lloyds Bank Group may from time to time undertake acquisitions as part of its growth strategy, which could subject Lloyds Bank Group to a number of risks, such as: (i) the rationale and assumptions underlying the business plans supporting the valuation of a target business may prove inaccurate, in particular with respect to synergies and expected commercial demand; (ii) Lloyds Bank Group may fail to successfully integrate any acquired business, including its technologies, products and personnel; (iii) Lloyds Bank Group may fail to retain key employees, customers and suppliers of any acquired business; (iv) Lloyds Bank Group may be required or wish to terminate pre-existing contractual relationships, which could prove costly and/or be executed at unfavourable terms and conditions; (v) Lloyds Bank Group may fail to discover certain contingent or undisclosed liabilities in businesses that it acquires, or its due diligence to discover any such liabilities may be inadequate; and (vi) it may be necessary to obtain regulatory and other approvals in connection with certain acquisitions and there can be no assurance that such approvals will be obtained and even if granted, that there will be no burdensome conditions attached to such approvals, all of which could materially and adversely affect Lloyds Bank Group’s results of operations, financial conditions or prospects.

5.8	Lloyds Bank Group could be exposed to industrial action and increased labour costs resulting from a lack of agreement with trade unions.

Within Lloyds Bank Group, there are currently two recognised unions for the purposes of collective bargaining. Combined, these collective bargaining arrangements apply to around 95 per cent of Lloyds Bank Group’s total workforce.

Where Lloyds Bank Group or its employees or their unions seek to change any of their contractual terms, a consultation and negotiation process is undertaken. Such a process could potentially lead to increased labour costs or, in the event that any such negotiations were to be unsuccessful and result in formal industrial action, Lloyds Bank Group could experience a work stoppage that could materially adversely impact its business, financial condition and results of operations.

6	FINANCIAL SOUNDNESS RELATED RISKS
6.1	Lloyds Bank Group’s businesses are subject to inherent risks concerning liquidity and funding, particularly if the availability of traditional sources of funding such as retail deposits or the access to wholesale funding markets becomes more limited.
106

RISK FACTORS

Liquidity and funding continues to remain a key area of focus for Lloyds Bank Group and the industry as a whole. Like all major banks, Lloyds Bank Group is dependent on confidence in the short and long-term wholesale funding markets. Should Lloyds Bank Group be unable to continue to source sustainable funding, its ability to fund its financial obligations could be impacted.

Lloyds Bank Group’s profitability or solvency could be adversely affected if access to liquidity and funding is constrained or made more expensive for a prolonged period of time. Under extreme and unforeseen circumstances, such as the closure of financial markets and uncertainty as to the ability of a significant number of firms to ensure they can meet their liabilities as they fall due, Lloyds Bank Group’s ability to meet its financial obligations as they fall due or to fulfil its commitments to lend could be impacted through limited access to liquidity (including government and central bank facilities). In such extreme circumstances, Lloyds Bank Group may not be in a position to continue to operate without additional funding support, which it may be unable to access. These factors may have a material adverse effect on Lloyds Bank Group’s solvency, including its ability to meet its regulatory minimum liquidity requirements. These risks can be exacerbated by operational factors such as an over-reliance on a particular source of funding or changes in credit ratings, as well as market-wide phenomena such as market dislocation, regulatory change or major disasters.

In addition, corporate and institutional counterparties may seek to reduce aggregate credit exposures to Lloyds Bank Group (or to all banks) which could increase Lloyds Bank Group’s cost of funding and limit its access to liquidity. The funding structure employed by Lloyds Bank Group may also prove to be inefficient, thus giving rise to a level of funding cost where the cumulative costs are not sustainable over the longer term. The funding needs of Lloyds Bank Group may increase and such increases may be material to Lloyds Bank Group’s results of operations, financial condition or prospects. Lloyds Bank Group relies on customer savings and transmission balances, as well as ongoing access to the global wholesale funding markets to meet its funding needs. The ability of Lloyds Bank Group to gain access to wholesale and retail funding sources on satisfactory economic terms is subject to a number of factors outside its control, such as liquidity constraints, general market conditions, regulatory requirements, the encouraged or mandated repatriation of deposits by foreign wholesale or central bank depositors and the level of confidence in the UK banking system, any of which could have a material adverse effect on Lloyds Bank Group’s profitability or, in the longer term and under extreme circumstances, its ability to meet its financial obligations as they fall due.

Medium-term growth in Lloyds Bank Group’s lending activities will rely, in part, on the availability of retail deposit funding on appropriate terms, for which there is increasing competition. For more information, see “Business and Economic Risks — Lloyds Bank Group’s businesses are conducted in competitive environments, with increased competition scrutiny, and Lloyds Bank Group’s financial performance depends upon management’s ability to respond effectively to competitive pressures” above. The ongoing availability of retail deposit funding on appropriate terms is dependent on a variety of factors outside Lloyds Bank Group’s control, such as general macroeconomic conditions and market volatility, the confidence of retail depositors in the economy, the financial services industry and Lloyds Bank Group, as well as the availability and extent of deposit guarantees. Increases in the cost of retail deposit funding will impact on Lloyds Bank Group’s margins and affect profit, and a lack of availability of retail deposit funding could have a material adverse effect on Lloyds Bank Group’s future growth.

Any loss in consumer confidence in Lloyds Bank Group could significantly increase the amount of retail deposit withdrawals in a short period of time. Should Lloyds Bank Group experience an unusually high and unforeseen level of withdrawals, in such extreme circumstances Lloyds Bank Group may not be in a position to continue to operate without additional funding support, which it may be unable to access, which could have a material adverse effect on Lloyds Bank Group’s solvency.

In recent years, Lloyds Bank Group has also made use of central bank funding schemes such as the Bank of England’s Term Funding Scheme and Funding for Lending Scheme. Following the closures of these Schemes, Lloyds Bank Group will have to replace matured central bank scheme funding, which could cause an increased dependence on term funding issuances. If the wholesale funding markets were to suffer stress or central bank provision of liquidity to the financial markets is abruptly curtailed, or the credit ratings of the Bank and its rated subsidiaries are downgraded, it is likely that wholesale funding will prove more difficult to obtain. Such increased refinancing risk, in isolation or in concert with the related liquidity risks noted above, could have a material adverse effect on Lloyds Bank Group’s profitability and, in the longer term under extreme and unforeseen circumstances, its ability to meet its financial obligations as they fall due.

6.2	Lloyds Bank Group’s borrowing costs and access to the capital markets are dependent on a number of factors, including any reduction in the Bank and its rated subsidiaries’ longer-term credit rating, and increased costs or reduction in access could materially adversely affect Lloyds Bank Group’s results of operations, financial condition or prospects.

A reduction in the credit rating of the Bank and its rated subsidiaries or deterioration in the capital markets’ perception of Lloyds Bank Group’s financial resilience could significantly increase its borrowing costs and limit its issuance capacity in the capital markets. As an indicator, during 2018, the spread between an index of “A” rated long-term senior unsecured bank debt and an index of similar “BBB” rated bank debt, both of which are publicly available, has averaged 42 basis points. The applicability to and implications for Lloyds Bank Group’s funding cost would depend on the type of issuance and prevailing market conditions. The impact on Lloyds Bank Group’s funding cost is subject to a number of assumptions and uncertainties and is therefore impossible to quantify precisely.

Rating agencies regularly evaluate the Bank and its rated subsidiaries, and their ratings of longer-term debt are based on a number of factors, including Lloyds Bank Group’s financial strength as well as factors not entirely within Lloyds Bank Group’s control, including conditions affecting the financial services industry generally. In light of the difficulties in the financial services industry and the financial markets, there can be no assurance that the Bank and its rated subsidiaries will maintain their current ratings. Downgrades of the Bank and its rated subsidiaries’ longer-term credit rating could lead to additional collateral posting and cash outflow. The effects of a potential downgrade from all three rating agencies are included in Lloyds Bank Group liquidity stress testing.

The regulatory environment in which Lloyds Bank Group operates continues to change. Whilst uncertain at present, Lloyds Bank Group’s borrowing costs and access to capital markets could be affected by the outcome of certain regulatory developments. For further detail on the potential impact of these regulatory developments on Lloyds Bank Group’s business, see “Regulatory and Legal Risks — Lloyds Bank Group faces risks associated with an uncertain and rapidly evolving international and national prudential, legal and regulatory environment”.

6.3	Lloyds Bank plc and Lloyds Bank Group are subject to the risk of having insufficient capital resources.

Under PRA requirements, Lloyds Bank Group (as the ring-fenced bank sub-group) became subject to prudential requirements from 1 January 2019. These requirements are in addition to the requirements that Lloyds Bank plc must meet under the existing prudential regime on an individual basis.
107

RISK FACTORS

If Lloyds Bank plc and/or Lloyds Bank Group has or is perceived to have a shortage of capital then it may be subject to regulatory interventions and sanctions and may suffer a loss of confidence in the market with the result that access to liquidity and funding may become constrained or more expensive. Depending on the extent of any actions to improve the capital position there could be a material adverse effect on Lloyds Bank Group’s business, including its results of operations, financial condition and prospects. This, in turn, may affect Lloyds Bank Group’s capacity to continue its business operations, pay future dividends and make other distributions or pursue acquisitions or other strategic opportunities, impacting future growth potential. Lloyds Bank plc and/or Lloyds Bank Group may address a shortage of capital by taking action to reduce leverage exposures and/or risk-weighted assets, for example by way of business disposals. Such actions may impact the profitability of Lloyds Bank Group.

A shortage of capital could arise from:

•	a depletion of Lloyds Bank Group and/or Lloyds Bank plc’s capital resources through increased costs or liabilities and reduced asset values which could arise as a result of the crystallisation of credit-related risks, regulatory and legal risks, business and economic risks, operational risks, financial soundness-related risks and other risks; and/or

•	an increase in the amount of capital that is needed to be held. This might be driven by a change to the actual level of risk faced by Lloyds Bank Group and/or Lloyds Bank plc or to changes in the minimum levels required by legislation or by the regulatory authorities.

Risks associated with the regulatory framework are described below:

Within the prevailing UK regulatory capital framework, Lloyds Bank Group and/or Lloyds Bank plc are subject to extensive regulatory supervision in relation to the levels of capital in its business. New or revised minimum and buffer capital requirements (including systemic and/or countercyclical capital requirements) could be applied and/or the manner in which existing regulatory requirements are applied to Lloyds Bank Group and/or Lloyds Bank plc could be changed by the regulatory authorities. For example:

•	Some of Lloyds Bank Group’s and Lloyds Bank plc’s risk-weighted assets are calculated from approved models. These are subject to regular review on a rolling basis to ensure that they remain appropriate in prevailing economic and business conditions. In addition, ongoing proposals from the Basel Committee, the EBA and the PRA may result in changes to approved models, for example in relation to changes in how firms model probability of default and Loss Given Default. These reviews and model implementation may lead to increased levels of risk-weighted assets and/or expected loss, which would lower reported capital ratios.

•	The minimum capital requirements derived from risk-weighted assets are supplemented by the PRA, under Pillar 2 of the regulatory capital framework, through bank specific additional minimum requirements (informed by Lloyds Bank Group and/or Lloyds Bank plc’s Internal Capital Adequacy Assessment Process (ICAAP) and set through the PRA’s Total Capital Requirement) and through buffer requirements (including a systemic risk buffer which is applicable to Lloyds Bank Group as the ring-fenced bank sub-group). There is a risk that through these Pillar 2 processes the PRA may require Lloyds Bank plc and/or Lloyds Bank Group to hold more capital than is currently planned.

•	In addition to the risk-based capital framework, Lloyds Bank Group (as the ring-fenced bank sub-group) became subject to UK leverage requirements from 1 January 2019. As at 31 December 2018, the minimum leverage ratio requirement under the UK leverage ratio framework was 3.25 per cent. At least 75 per cent of the minimum 3.25 per cent requirement, and the entirety of any buffers that may apply, must be met by Common Equity Tier 1 capital. The calculation of the leverage ratio under the UK leverage ratio framework differs from CRD IV requirements with the UK version excluding qualifying central bank claims from the leverage exposure measure. Currently, the UK leverage ratio framework does not give rise to higher capital requirements for Lloyds Bank Group and/or Lloyds Bank plc than the risk-based capital framework but there is a risk that it could do so as a result of a change in Lloyds Bank Group’s and/or Lloyds Bank plc’s financial position or a strengthening of the regulatory requirements.

In addition, the regulatory framework continues to evolve, which may impact Lloyds Bank plc and/or Lloyds Bank Group’s capital position, for further detail see “Regulatory and Legal Risks - Lloyds Bank Group faces risks associated with an uncertain and rapidly evolving international prudential legal and regulatory environment” above.

6.4	Lloyds Bank Group has been and could continue to be negatively affected by the soundness and/or the perceived soundness of other financial institutions, which could result in significant systemic liquidity problems, losses or defaults by other financial institutions and counterparties, and which could materially adversely affect Lloyds Bank Group’s results of operations, financial condition or prospects.

Lloyds Bank Group is subject to the risk of deterioration of the commercial soundness and/or perceived soundness of other financial services institutions within and outside the UK. Financial services institutions that deal with each other are interrelated as a result of trading, investment, clearing, counterparty and other relationships. This presents systemic risk and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which Lloyds Bank Group interacts on a daily basis, all of which could have a material adverse effect on Lloyds Bank Group’s ability to raise new funding.

Lloyds Bank Group routinely executes a high volume of transactions with counterparties in the financial services industry, resulting in a significant credit concentration. A default by, or even concerns about the financial resilience of, one or more financial services institutions could lead to further significant systemic liquidity problems, or losses or defaults by other financial institutions, which could have a material adverse effect on Lloyds Bank Group’s results of operations, financial condition or prospects.

6.5	Lloyds Bank Group’s defined benefit pension schemes are subject to longevity risk which could adversely affect Lloyds Bank Group’s financial condition.

Lloyds Bank Group’s defined benefit pension schemes are exposed to longevity risk. Increases in life expectancy (longevity) beyond current allowances will increase the period over which pension scheme benefits are paid and may adversely affect Lloyds Bank Group’s financial condition.

7	OTHER RISKS
7.1	Lloyds Bank Group’s financial statements are based, in part, on assumptions and estimates.

The preparation of Lloyds Bank Group’s financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgements and assumptions are continually
108

RISK FACTORS

evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected.

In addition, on 1 January 2018, Lloyds Bank Group adopted IFRS 9 which addresses aspects of the accounting for financial assets and liabilities. In particular, IFRS 9 introduced a new model for recognising and measuring impairment allowances based on expected credit losses, rather than an incurred loss model previously applied under IAS 39 (“Financial Instruments: Recognition and Measurement”), resulting in the earlier recognition of credit losses.

In applying the accounting policies deemed critical to Lloyds Bank Group’s results and financial position as set out in its 2018 Annual Report in “Note 2 to the accounts – Accounting Policies”, management is required to make significant judgements and estimates, which include impairment losses on financial assets held at amortised cost, valuation of financial instruments, pensions and taxation as set out in its 2018 Annual Report in “Note 3 to the accounts – Critical accounting judgements and estimates”.

Lloyds Bank Group and Lloyds Bank plc’s financial statements are prepared using judgements, estimates and assumptions based on information available at the reporting date. If one or more of these judgements, estimates and assumptions is subsequently revised as a result of new factors or circumstances emerging, there could be a material adverse effect on Lloyds Bank Group’s and/or Lloyds Bank plc’s results of operations, financial condition or prospects and a corresponding impact on its funding requirements and capital ratios.

7.2	Failure to manage the risks associated with changes in taxation rates or applicable tax laws, or misinterpretation of such tax laws, could materially adversely affect Lloyds Bank Group’s results of operations, financial condition or prospects.

Tax risk is the risk associated with changes in taxation rates, applicable tax laws, misinterpretation of such tax laws, disputes with relevant tax authorities in relation to historic transactions, or conducting a challenge to a relevant tax authority. Failure to manage this risk adequately could cause Lloyds Bank Group to suffer losses due to additional tax charges and other financial costs including penalties. Such failure could lead to adverse publicity, reputational damage and potentially costs materially exceeding current provisions, in each case to an extent which could have an adverse effect on Lloyds Bank Group’s results of operations, financial condition or prospects.
109

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and / or results of the Lloyds Bank Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Lloyds Bank Group’s or its directors’ and/or management’s beliefs and expectations, are forward looking statements. Words such as ‘believes’, ‘anticipates’, ‘estimates’, ‘expects’, ‘intends’, ‘aims’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘estimate’ and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future.

Examples of such forward looking statements include, but are not limited to: projections or expectations of the Lloyds Bank Group’s future financial position including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Lloyds Bank Group’s future financial performance; the level and extent of future impairments and write-downs; statements of plans, objectives or goals of the Lloyds Bank Group or its management including in respect of statements about the future business and economic environments in the UK and elsewhere including, but not limited to, future trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments; statements about competition, regulation, disposals and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements.

Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements made by the Lloyds Bank Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Lloyds Bank Group’s or Lloyds Banking Group’s credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; the ability to achieve strategic objectives; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; concentration of financial exposure; management and monitoring of conduct risk; instability in the global financial markets, including Eurozone instability, instability as a result of uncertainty surrounding the exit by the UK from the European Union (EU) and as a result of such exit and the potential for other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Lloyds Bank Group’s or Lloyds Banking Group’s control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; risks related to climate change; changes in laws, regulations, practices and accounting standards or taxation, including as a result of the exit by the UK from the EU, or a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside the Lloyds Bank Group’s or Lloyds Banking Group’s control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the United States or elsewhere including the implementation and interpretation of key legislation and regulation together with any resulting impact on the future structure of the Lloyds Bank Group; the transition from IBORs to alternative reference rates; the ability to attract and retain senior management and other employees and meet its diversity objectives; actions or omissions by the Lloyds Bank Group’s directors, management or employees including industrial action; changes to the Lloyds Bank Group’s post- retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Lloyds Bank Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints.

The Lloyds Bank Group may also make or disclose written and/or oral forward looking statements in reports filed with or furnished to the US Securities and Exchange Commission, the Lloyds Bank Group annual reviews, half-year announcements, proxy statements, offering circulars, prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of the Lloyds Bank Group to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of the date hereof, and the Lloyds Bank Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document to reflect any change in the Lloyds Bank Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

110

LLOYDS BANK GROUP STRUCTURE

The following are significant subsidiaries of Lloyds Bank plc as at 31 December 2018.

Name of subsidiary undertaking	Country of registration/ incorporation	Percentage of equity share capital and voting rights held	Nature of business	Registered office
HBOS plc	Scotland	100%	Holding company	The Mound Edinburgh EH1 1YZ
Bank of Scotland plc	Scotland	100%*	Banking and financial services	The Mound Edinburgh EH1 1YZ

*	Indirect interest
111

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and shareholders of Lloyds Bank plc

OPINION ON THE FINANCIAL STATEMENTS

We have audited the accompanying consolidated balance sheets of Lloyds Bank plc and its subsidiaries (the “Company”) as of 31 December 2018 and 31 December 2017, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated cash flow statement for each of the three years in the period ended 31 December 2018, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2018 and 31 December 2017, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for financial instruments and revenue from contracts with customers in 2018.

BASIS FOR OPINION

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial operating. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
London, United Kingdom
31 July 2019

We have served as the Company's auditor since 1995.

FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

for the year ended 31 December 2018

	Note	2018 £ million	2017 £ million	2016 £ million
Interest and similar income		16,216	15,853	16,671
Interest and similar expense		(3,462)	(3,489)	(5,477)
Net interest income	5	12,754	12,364	11,194

Fee and commission income		2,497	2,786	2,844
Fee and commission expense		(1,228)	(1,024)	(943)
Net fee and commission income	6	1,269	1,762	1,901
Net trading income	7	408	773	942
Other operating income	8	2,543	2,453	443
Other income		4,220	4,988	3,286
Total income		16,974	17,352	14,480
Regulatory provisions		(1,956)	(2,122)	(2,271)
Other operating expenses		(9,812)	(9,508)	(9,480)
Total operating expenses	9	(11,768)	(11,630)	(11,751)
Trading surplus		5,206	5,722	2,729
Impairment	11	(926)	(687)	(752)
Profit before tax – continuing operations		4,280	5,035	1,977
Tax expense	12	(1,451)	(1,602)	(947)
Profit after tax – continuing operations		2,829	3,433	1,030
Profit after tax – discontinued operations	13	1,314	796	173
Profit for the year		4,143	4,229	1,203

Profit attributable to ordinary shareholders		3,833	3,866	983
Profit attributable to other equity holders[1]		275	273	119
Profit attributable to equity holders		4,108	4,139	1,102
Profit attributable to non-controlling interests		35	90	101
Profit for the year		4,143	4,229	1,203

1	The profit after tax attributable to other equity holders of £275 million (2017: £273 million; 2016: £119 million) is partly offset in reserves by a tax credit attributable to ordinary shareholders of £74 million (2017: £74 million; 2016: £33 million).

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF COMPREHENSIVE INCOME

for the year ended 31 December 2018

The Group	2018 £ million	2017 £ million	2016 £ million
Profit for the year	4,143	4,229	1,203
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements[1]:
Remeasurements before tax	167	628	(1,348)
Tax	(47)	(146)	320
	120	482	(1,028)
Movements in revaluation reserve in respect of equity shares held at fair value through other comprehensive income:
Change in fair value	(98)
Tax	22
	(76)
Gains and losses attributable to own credit risk:
Gains (losses) before tax	533	(55)	–
Tax	(144)	15	–
	389	(40)	–
Share of other comprehensive income of associates and joint ventures	8	–	–

Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of debt securities held at fair value through other comprehensive income:
Change in fair value	(31)
Income statement transfers in respect of disposals	(268)
Tax	115
	(184)
Movements in revaluation reserve in respect of available-for-sale financial assets:
Adjustment on transfer from held-to-maturity portfolio		–	1,544
Change in fair value		294	356
Income statement transfers in respect of disposals		(464)	(575)
Income statement transfers in respect of impairment		6	173
Tax		64	(301)
		(100)	1,197
Movements in cash flow hedging reserve:
Effective portion of changes in fair value taken to other comprehensive income	91	(271)	2,284
Net income statement transfers	(691)	(644)	(531)
Tax	137	264	(444)
	(463)	(651)	1,309

Movements in foreign currency translation reserve:
Currency translation differences (tax: £nil)	(15)	(27)	(9)
Transfers to income statement (tax: £nil)	108	–	–
	93	(27)	(9)
Other comprehensive income for the year, net of tax	(113)	(336)	1,469
Total comprehensive income for the year	4,030	3,893	2,672

Total comprehensive income attributable to ordinary shareholders arising from continuing operations	2,376	2,681	2,342
Total comprehensive income attributable to ordinary shareholders arising from discontinued operations[1]	1,344	849	110
Total comprehensive income attributable to ordinary shareholders	3,720	3,530	2,452
Total comprehensive income attributable to other equity holders	275	273	119
Total comprehensive income attributable to equity holders	3,995	3,803	2,571
Total comprehensive income attributable to non-controlling interests	35	90	101
Total comprehensive income for the year	4,030	3,893	2,672

1	Includes post-retirement defined benefit scheme remeasurements in the Group’s discontinued operations of £37 million (£30 million after tax).

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF COMPREHENSIVE INCOME

for the year ended 31 December 2018

The Bank	2018 £ million	2017 £ million	2016 £ million
Profit for the year	6,067	5,279	1,953
Other comprehensive income:
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before tax	(206)	442	(682)
Tax	44	(110)	184
	(162)	332	(498)
Movements in revaluation reserve in respect of equity shares held at fair value through other comprehensive income:
Change in fair value	(102)
Tax	–
	(102)
Gains and losses attributable to own credit risk:
Gains (losses) before tax	533	(55)	–
Tax	(144)	15	–
	389	(40)	–
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of debt securities held at fair value through other comprehensive income:
Change in fair value	(58)
Income statement transfers in respect of disposals	(258)
Tax	114
	(202)
Movements in revaluation reserve in respect of available-for-sale financial assets:
Adjustment on transfer from held-to-maturity portfolio		–	1,544
Change in fair value		231	268
Income statement transfers in respect of disposals		(333)	(507)
Income statement transfers in respect of impairment		–	172
Tax		46	(269)
		(56)	1,208
Movements in cash flow hedging reserve:
Effective portion of changes in fair value taken to other comprehensive income	255	15	1,290
Net income statement transfers	(628)	(436)	(241)
Tax	87	130	(258)
	(286)	(291)	791
Movements in foreign currency translation reserve:
Currency translation differences (tax: £nil)	2	(5)	19
Transfers to income statement (tax: £nil)	(84)	–	–
	(82)	(5)	19
Other comprehensive income for the year, net of tax	(445)	(60)	1,520
Total comprehensive income for the year	5,622	5,219	3,473

Total comprehensive income attributable to ordinary shareholders	5,347	4,946	3,354
Total comprehensive income attributable to other equity holders	275	273	119
Total comprehensive income for the year	5,622	5,219	3,473

The accompanying notes are an integral part of the financial statements.

BALANCE SHEETS

at 31 December 2018

		The Group			The Bank
	Note	31 December 2018 £ million	1 January 2018[1] £ million	31 December 2017 £ million	31 December 2018 £ million	1 January 2018[1] £ million	31 December 2017 £ million
Assets
Cash and balances at central banks		40,213	58,521	58,521	37,632	55,835	55,835
Items in the course of collection from banks		645	755	755	464	490	490
Financial assets at fair value through profit or loss	14	23,256	49,164	45,608	20,843	43,264	43,977
Derivative financial instruments	15	11,293	23,792	24,152	15,431	26,764	26,764
Loans and advances to banks	16	3,692	4,183	4,274	3,153	3,525	3,611
Loans and advances to customers	16	464,044	460,955	465,555	172,315	170,114	170,804
Debt securities	16	5,095	3,308	3,637	4,960	3,182	3,182
Due from fellow Lloyds Banking Group undertakings		1,878	6,195	6,195	153,585	165,378	163,460
Financial assets at amortised cost		474,709	474,641	479,661	334,013	342,199	341,057
Financial assets at fair value through other comprehensive income	19	24,368	42,535		23,208	41,623
Available-for-sale financial assets	20			41,717			42,566
Goodwill	21	474	474	474	–	–	–
Other intangible assets	22	3,322	2,666	2,666	2,062	1,415	1,415
Property, plant and equipment	23	8,515	9,062	9,062	2,940	3,252	3,252
Current tax recoverable		1	16	16	–	–	–
Deferred tax assets	31	3,222	3,406	3,104	1,984	2,146	1,995
Investment in subsidiary undertakings	24	–	–	–	32,656	32,878	32,878
Retirement benefit assets	30	1,267	723	723	704	673	673
Assets of held-for-sale disposal group	13	–	154,007	154,227	–	7,622	7,622
Other assets	25	2,239	2,341	2,344	849	1,114	1,117
Total assets		593,524	822,103	823,030	472,786	559,275	559,641

1	See note 50.

The accompanying notes are an integral part of the financial statements.

BALANCE SHEETS

at 31 December 2018

		The Group			The Bank
Equity and liabilities	Note	31 December 2018 £ million	1 January 2018[1] £ million	31 December 2017 £ million	31 December 2018 £ million	1 January 2018[1] £ million	31 December 2017 £ million
Liabilities
Deposits from banks		26,263	28,888	28,888	5,320	7,538	7,538
Customer deposits		391,251	418,124	418,124	229,402	234,397	234,397
Due to fellow Lloyds Banking Group undertakings		19,663	13,237	13,237	88,383	112,769	112,769
Items in course of transmission to banks		615	579	579	341	304	304
Financial liabilities at fair value through profit or loss	26	17,730	50,932	50,874	17,719	51,045	51,045
Derivative financial instruments	15	10,911	24,699	24,699	14,546	28,267	28,267
Notes in circulation		1,104	1,313	1,313	–	–	–
Debt securities in issue	27	64,533	61,817	61,865	49,787	48,158	48,158
Liabilities of held-for-sale disposal group	13	–	146,515	146,518	–	–	–
Other liabilities	29	4,335	4,554	4,540	3,522	4,204	4,204
Retirement benefit obligations	30	245	281	281	121	143	143
Current tax liabilities		354	827	827	213	105	105
Other provisions	32	4,025	5,552	5,309	1,919	2,699	2,593
Subordinated liabilities	33	12,745	14,782	14,782	9,528	9,341	9,341
Total liabilities		553,774	772,100	771,836	420,801	498,970	498,864
Equity
Share capital	34	1,574	1,574	1,574	1,574	1,574	1,574
Share premium account	35	600	600	600	600	600	600
Other reserves	36	6,965	7,484	7,706	1,543	2,071	2,241
Retained profits	37	27,321	36,749	37,718	45,051	52,843	53,145
Shareholders’ equity		36,460	46,407	47,598	48,768	57,088	57,560
Other equity instruments	38	3,217	3,217	3,217	3,217	3,217	3,217
Total equity excluding non-controlling interests		39,677	49,624	50,815	51,985	60,305	60,777
Non-controlling interests		73	379	379	–	–	–
Total equity		39,750	50,003	51,194	51,985	60,305	60,777
Total equity and liabilities		593,524	822,103	823,030	472,786	559,275	559,641

1	See note 50.

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CHANGES IN EQUITY

for the year ended 31 December 2018

	Attributable to equity shareholders
The Group	Share capital and premium £ million	Other reserves £ million	Retained profits £ million	Total £ million	Other equity instruments £ million	Non-controlling interests £ million	Total £ million
Balance at 31 December 2017	2,174	7,706	37,718	47,598	3,217	379	51,194
Adjustment on adoption IFRS 9 and IFRS 15[1]	–	(222)	(969)	(1,191)	–	–	(1,191)
Balance at 1 January 2018	2,174	7,484	36,749	46,407	3,217	379	50,003
Comprehensive income
Profit for the year	–	–	4,108	4,108	–	35	4,143
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	120	120	–	–	120
Share of other comprehensive income of associates and joint ventures	–	–	8	8	–	–	8
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	–	(184)	–	(184)	–	–	(184)
Equity shares	–	(76)	–	(76)	–	–	(76)
Gains and losses attributable to own credit risk, net of tax	–	–	389	389	–	–	389
Movements in cash flow hedging reserve, net of tax	–	(463)	–	(463)	–	–	(463)
Currency translation differences (tax: nil)	–	93	–	93	–	–	93
Total other comprehensive income	–	(630)	517	(113)	–	–	(113)
Total comprehensive income	–	(630)	4,625	3,995	–	35	4,030
Transactions with owners
Dividends (note 39)	–	–	(11,022)	(11,022)	–	(36)	(11,058)
Distributions on other equity instruments, net of tax	–	–	(201)	(201)	–	–	(201)
Capital repayment to parent	–	–	(2,975)	(2,975)	–	–	(2,975)
Capital contribution received	–	–	265	265	–	–	265
Return of capital contributions	–	–	(9)	(9)	–	–	(9)
Changes in non-controlling interests	–	–	–	–	–	(305)	(305)
Total transactions with owners	–	–	(13,942)	(13,942)	–	(341)	(14,283)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	111	(111)	–	–	–	–
Balance at 31 December 2018	2,174	6,965	27,321	36,460	3,217	73	39,750

1	See note 50.

Further details of movements in the Group’s share capital and reserves are provided in notes 34, 35, 36, 37 and 38.

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CHANGES IN EQUITY

for the year ended 31 December 2018

	Attributable to equity shareholders
The Group	Share capital and premium £ million	Other reserves £ million	Retained profits £ million	Total £ million	Other equity instruments £ million	Non-controlling interests £ million	Total £ million
Balance at 1 January 2016	37,107	5,987	3,868	46,962	–	391	47,353
Comprehensive income
Profit for the year	–	–	1,102	1,102	–	101	1,203
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(1,028)	(1,028)	–	–	(1,028)
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	1,197	–	1,197	–	–	1,197
Movements in cash flow hedging reserve, net of tax	–	1,309	–	1,309	–	–	1,309
Currency translation differences (tax: nil)	–	(9)	–	(9)	–	–	(9)
Total other comprehensive income	–	2,497	(1,028)	1,469	–	–	1,469
Total comprehensive income	–	2,497	74	2,571	–	101	2,672
Transactions with owners
Dividends (note 39)	–	–	(3,040)	(3,040)	–	(29)	(3,069)
Distributions on other equity instruments, net of tax	–	–	(86)	(86)	–	–	(86)
Issue of other equity instruments	–	–	–	–	3,217	–	3,217
Redemption of preference shares	1,840	–	(1,840)	–	–	–	–
Capital restructuring	(37,373)	–	37,373	–	–	–	–
Capital contribution received	–	–	323	323	–	–	323
Return of capital contributions	–	–	(441)	(441)	–	–	(441)
Changes in non-controlling interests	–	–	–	–	–	282	282
Total transactions with owners	(35,533)	–	32,289	(3,244)	3,217	253	226
Balance at 31 December 2016	1,574	8,484	36,231	46,289	3,217	745	50,251
Comprehensive income
Profit for the year	–	–	4,139	4,139	–	90	4,229
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	482	482	–	–	482
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	(100)	–	(100)	–	–	(100)
Gains and losses attributable to own credit risk, net of tax	–	–	(40)	(40)	–	–	(40)
Movements in cash flow hedging reserve, net of tax	–	(651)	–	(651)	–	–	(651)
Currency translation differences (tax: nil)	–	(27)	–	(27)	–	–	(27)
Total other comprehensive income	–	(778)	442	(336)	–	–	(336)
Total comprehensive income	–	(778)	4,581	3,803	–	90	3,893
Transactions with owners
Dividends (note 39)	–	–	(2,650)	(2,650)	–	(69)	(2,719)
Distributions on other equity instruments, net of tax	–	–	(199)	(199)	–	–	(199)
Redemption of preference shares	600	–	(600)	–	–	–	–
Capital contribution received	–	–	432	432	–	–	432
Return of capital contributions	–	–	(77)	(77)	–	–	(77)
Changes in non-controlling interests	–	–	–	–	–	(387)	(387)
Total transactions with owners	600	–	(3,094)	(2,494)	–	(456)	(2,950)
Balance at 31 December 2017	2,174	7,706	37,718	47,598	3,217	379	51,194
F-9

STATEMENTS OF CHANGES IN EQUITY

for the year ended 31 December 2018

	Attributable to equity shareholders
The Bank	Share capital and premium £ million	Other reserves £ million	Retained profits £ million	Total £ million	Other equity instruments £ million	Total £ million
Balance at 1 January 2017	1,574	2,593	50,390	54,557	3,217	57,774
Comprehensive income
Profit for the year	–	–	5,279	5,279	–	5,279
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	332	332	–	332
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	(56)	–	(56)	–	(56)
Gains and losses attributable to own credit risk, net of tax	–	–	(40)	(40)	–	(40)
Movements in cash flow hedging reserve, net of tax	–	(291)	–	(291)	–	(291)
Currency translation differences (tax: nil)	–	(5)	–	(5)	–	(5)
Total other comprehensive income	–	(352)	292	(60)	–	(60)
Total comprehensive income	–	(352)	5,571	5,219	–	5,219
Transactions with owners
Dividends (note 39)	–	–	(2,650)	(2,650)	–	(2,650)
Distributions on other equity instruments, net of tax	–	–	(199)	(199)	–	(199)
Redemption of preference shares (note 35)	600	–	(600)	–	–	–
Capital contributions received	–	–	432	432	–	432
Return of capital contributions	–	–	(77)	(77)	–	(77)
Total transactions with owners	600	–	(3,094)	(2,494)	–	(2,494)
Adjustment on vesting of businesses	–	–	278	278	–	278
Balance at 31 December 2017	2,174	2,241	53,145	57,560	3,217	60,777
Adjustment on adoption of IFRS 9 and IFRS 15[1]	–	(170)	(302)	(472)	–	(472)
Balance at 1 January 2018	2,174	2,071	52,843	57,088	3,217	60,305
Comprehensive income
Profit for the year	–	–	6,067	6,067	–	6,067
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(162)	(162)	–	(162)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	–	(202)	–	(202)	–	(202)
Equity shares	–	(102)	–	(102)	–	(102)
Gains and losses attributable to own credit risk, net of tax	–	–	389	389	–	389
Movements in cash flow hedging reserve, net of tax	–	(286)	–	(286)	–	(286)
Currency translation differences (tax: nil)	–	(82)	–	(82)	–	(82)
Total other comprehensive income	–	(672)	227	(445)	–	(445)
Total comprehensive income	–	(672)	6,294	5,622	–	5,622
Transactions with owners
Dividends (note 39)	–	–	(11,022)	(11,022)	–	(11,022)
Distributions on other equity instruments, net of tax	–	–	(201)	(201)	–	(201)
Capital repayment to parent	–	–	(2,975)	(2,975)	–	(2,975)
Capital contribution received	–	–	265	265	–	265
Return of capital contributions	–	–	(9)	(9)	–	(9)
Total transactions with owners	–	–	(13,942)	(13,942)	–	(13,942)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	144	(144)	–	–	–
Balance at 31 December 2018	2,174	1,543	45,051	48,768	3,217	51,985

1	See note 50.

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CHANGES IN EQUITY

for the year ended 31 December 2018

	Attributable to equity shareholders
The Bank	Share capital and premium £ million	Other reserves £ million	Retained profits £ million	Total £ million	Other equity instruments £ million	Total £ million
Balance at 1 January 2016	37,107	575	16,646	54,328	–	54,328
Comprehensive income
Profit for the year	–	–	1,953	1,953	–	1,953
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(498)	(498)	–	(498)
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	1,208	–	1,208	–	1,208
Movements in cash flow hedging reserve, net of tax	–	791	–	791	–	791
Currency translation differences (tax: nil)	–	19	–	19	–	19
Total other comprehensive income	–	2,018	(498)	1,520	–	1,520
Total comprehensive income	–	2,018	1,455	3,473	–	3,473
Transactions with owners
Dividends (note 39)	–	–	(3,040)	(3,040)	–	(3,040)
Distributions on other equity instruments, net of tax	–	–	(86)	(86)	–	(86)
Issue of other equity instruments (note 38)	–	–	–	–	3,217	3,217
Redemption of preference shares (note 35)	1,840	–	(1,840)	–	–	–
Capital restructuring (note 35)	(37,373)	–	37,373	–	–	–
Capital contributions received	–	–	323	323	–	323
Return of capital contributions	–	–	(441)	(441)	–	(441)
Total transactions with owners	(35,533)	–	32,289	(3,244)	3,217	(27)
Balance at 31 December 2016	1,574	2,593	50,390	54,557	3,217	57,774
F-11

CASH FLOW STATEMENTS

for the year ended 31 December 2018

		The Group			The Bank
	Note	2018 £ million	2017 £ million	2016 £ million	2018 £ million	2017 £ million	2016 £ million
Profit before tax[1]		5,660	5,978	2,556	6,898	5,808	2,030
Adjustments for:
Change in operating assets	49(a)	34,184	(15,733)	(3,300)	46,534	(11,165)	(19,073)
Change in operating liabilities	49(b)	(61,433)	(13,379)	(2,029)	(76,719)	3,463	19,375
Non-cash and other items	49(c)	(743)	12,297	13,871	(3,610)	(1,973)	(1,913)
Tax received (paid)		(1,616)	(682)	(130)	(393)	437	654
Net cash used in operating activities		(23,948)	(11,519)	10,968	(27,290)	(3,430)	1,073
Cash flows from investing activities
Purchase of financial assets		(12,309)	(7,857)	(4,930)	(11,699)	(7,550)	(4,664)
Proceeds from sale and maturity of financial assets		26,863	18,667	6,335	25,927	16,480	6,429
Purchase of fixed assets		(3,450)	(3,655)	(3,760)	(1,486)	(1,155)	(1,122)
Proceeds from sale of fixed assets		1,262	1,444	1,684	113	85	19
Additional capital injections to subsidiaries		–	–	–	(13)	(34)	(81)
Dividends received from subsidiaries		–	–	–	4,867	4,378	3,984
Distributions on other equity instruments received		–	–	–	101	101	–
Capital repayments and redemptions		–	–	–	210	–	–
Acquisition of businesses, net of cash acquired	49(e)	(26)	(1,913)	(20)	(98)	(2,026)	–
Disposal of businesses, net of cash disposed	49(f)	8,604	984	5	7,704	592	3
Net cash provided by investing activities		20,944	7,670	(686)	25,626	10,871	4,568
Cash flows from financing activities
Dividends paid to ordinary shareholders		(11,022)	(2,650)	(3,040)	(11,022)	(2,650)	(3,040)
Distributions on other equity instruments		(275)	(273)	(119)	(275)	(273)	(119)
Dividends paid to non-controlling interests		(36)	(69)	(29)	–	–	–
Return of capital contribution		(9)	(77)	(441)	(9)	(77)	(441)
Interest paid on subordinated liabilities		(1,022)	(1,157)	(2,003)	(659)	(668)	(1,516)
Proceeds from issue of Additional Tier 1 securities		–	–	3,217	–	–	3,217
Proceeds from issue of subordinated liabilities		201	–	2,753	–	–	2,753
Return of capital to parent company		(2,975)	–	–	(2,975)	–	–
Repayment of subordinated liabilities		(2,256)	(1,608)	(15,207)	–	(675)	(13,200)
Borrowings from parent company		9,860	8,476	305	9,860	8,476	–
Repayments to parent company		(10,354)	(475)	(4,585)	(10,354)	(475)	(3,387)
Interest paid on borrowing from parent company		(370)	(244)	(496)	(370)	(244)	(496)
Other changes in non-controlling interests		–	–	297	–	–	–
Net cash (used in) provided by financing activities		(18,258)	1,923	(19,348)	(15,804)	3,414	(16,229)
Effect of exchange rate changes on cash and cash equivalents		3	–	21	2	(1)	2
Change in cash and cash equivalents		(21,259)	(1,926)	(9,045)	(17,466)	10,854	(10,586)
Cash and cash equivalents at beginning of year		60,982	62,908	71,953	56,120	45,266	55,852
Cash and cash equivalents at end of year	49(d)	39,723	60,982	62,908	38,654	56,120	45,266
Adjustment on adoption of IFRS 9[2]			(2,274)
Cash and cash equivalents at 1 January 2018			58,708

1	Group profit before tax comprises £4,280 million in respect of continuing operations and £1,380 million in respect of discontinued operations (2017: £5,035 million in respect of continuing operations and £943 million in respect of discontinued operations; 2016: £1,977 million in respect of continuing operations and £579 million in respect of discontinued operations).

2	See note 1.

The accompanying notes are an integral part of the financial statements.

Discontinued operations

The impact of the Group’s discontinued operations on the above Cash flow statements is as follows:

	The Group
	2018 £ million	2017 £ million	2016 £ million
Net cash used in operating activities	(11,529)	(12,244)	804
Net cash from investing activities	60	208	471
Net cash used in financing activities	(682)	(115)	(417)
Change in cash and cash equivalents	(12,151)	(12,151)	858
F-12

NOTES TO THE FINANCIAL STATEMENTS

1     Basis of preparation

The financial statements of Lloyds Bank plc (the ‘Bank’ and, together with its subsidiaries, the ‘Group’) have been prepared in accordance with International Financial Reporting Standards (IFRS). IFRS comprises accounting standards prefixed IFRS issued by the International Accounting Standards Board (IASB) and those prefixed IAS issued by the IASB’s predecessor body as well as interpretations issued by the IFRS Interpretations Committee (IFRS IC) and its predecessor body. As noted below, in adopting IFRS 9, the Group has elected to continue applying hedge accounting under IAS 39.

The financial information has been prepared under the historical cost convention, as modified by the revaluation of investment properties, financial assets measured at fair value through other comprehensive income, trading securities and certain other financial assets and liabilities at fair value through profit or loss and all derivative contracts.

The going concern of the Bank and the Group is dependent on successfully funding their respective balance sheets and maintaining adequate levels of capital. In order to satisfy themselves that the Bank and the Group have adequate resources to continue to operate for the foreseeable future, the directors have considered a number of key dependencies and additionally have considered projections for the Group’s capital and funding position. Taking all of these factors into account, the directors consider that it is appropriate to continue to adopt the going concern basis in preparing the financial statements.

The Group has adopted IFRS 9 and IFRS 15 with effect from 1 January 2018.

(i) IFRS 9 Financial Instruments

IFRS 9 replaces IAS 39 and addresses classification, measurement and derecognition of financial assets and liabilities, the impairment of financial assets measured at amortised cost or fair value through other comprehensive income, expected credit loss provisions for loan commitments and financial guarantee contracts and general hedge accounting.

Impairment: IFRS 9 replaces the IAS 39 ‘incurred loss’ impairment approach with an ‘expected credit loss’ approach. The revised approach applies to financial assets including finance lease receivables, recorded at amortised cost or fair value through other comprehensive income; loan commitments and financial guarantees that are not measured at fair value through profit or loss are also in scope. The expected credit loss approach requires an allowance to be established upon initial recognition of an asset reflecting the level of losses anticipated after having regard to, amongst other things, expected future economic conditions. Subsequently the amount of the allowance is affected by changes in the expectations of loss driven by changes in associated credit risk.

Classification and measurement: IFRS 9 requires financial assets to be classified into one of the following measurement categories: fair value through profit or loss, fair value through other comprehensive income and amortised cost. Classification is made on the basis of the objectives of the entity’s business model for managing its financial assets and the contractual cash flow characteristics of the instruments. The requirements for derecognition are broadly unchanged from IAS 39. The standard also retains most of the IAS 39 requirements for financial liabilities except for those designated at fair value through profit or loss whereby that part of the fair value change attributable to the entity’s own credit risk is recorded in other comprehensive income. The Group early adopted this requirement with effect from 1 January 2017.

General hedge accounting: The new hedge accounting model aims to provide a better link between risk management strategy, the rationale for hedging and the impact of hedging on the financial statements. The standard does not explicitly address macro hedge accounting solutions, which are being considered in a separate IASB project – Accounting for Dynamic Risk Management. Until this project is finalised, the IASB has provided an accounting policy choice to retain IAS 39 hedge accounting in its entirety or choose to apply the IFRS 9 hedge accounting requirements. The Group has elected to continue applying hedge accounting as set out in IAS 39.

In adopting IFRS 9, the Group has reclassified loans and advances to banks, held within its discontinued operations, with a maturity of less than three months totalling £2,274 million to financial assets measured at fair value through profit or loss, resulting in a corresponding reduction in cash and cash equivalents at 1 January 2018 compared to the amount previously reported at 31 December 2017.

(ii) IFRS 15 Revenue from Contracts with Customers

IFRS 15 has replaced IAS 18 Revenue and IAS 11 Construction Contracts. The core principle of IFRS 15 is that revenue reflects the transfer of goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled. The recognition of such revenue is in accordance with five steps to: identify the contract; identify the performance obligations; determine the transaction price; allocate the transaction price to the performance obligations; and recognise revenue when the performance obligations are satisfied.

Details of the impact of adoption of IFRS 9 and IFRS 15 are provided in note 50.

Details of those IFRS pronouncements which will be relevant to the Group but which were not effective at 31 December 2018 and which have not been applied in preparing these financial statements are given in note 52.

NOTES TO THE FINANCIAL STATEMENTS

2     Accounting policies

The accounting policies are set out below. These accounting policies have been applied consistently.

a Consolidation

The assets, liabilities and results of Group undertakings (including structured entities) are included in the financial statements on the basis of accounts made up to the reporting date. Group undertakings include subsidiaries, associates and joint ventures.

(1) Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it has power over the entity, is exposed to, or has rights to, variable returns from its involvement with the entity, and has the ability to affect those returns through the exercise of its power. This generally accompanies a shareholding of more than one half of the voting rights although in certain circumstances a holding of less than one half of the voting rights may still result in the ability of the Group to exercise control. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. The Group reassesses whether or not it controls an entity if facts and circumstances indicate that there are changes to any of the above elements. Subsidiaries are fully consolidated from the date on which control is transferred to the Group; they are de-consolidated from the date that control ceases.

The Group consolidates collective investment vehicles if its beneficial ownership interests give it substantive rights to remove the external fund manager over the investment activities of the fund. Where a subsidiary of the Group is the fund manager of a collective investment vehicle, the Group considers a number of factors in determining whether it acts as principal, and therefore controls the collective investment vehicle, including: an assessment of the scope of the Group’s decision making authority over the investment vehicle; the rights held by other parties including substantive removal rights without cause over the Group acting as fund manager; the remuneration to which the Group is entitled in its capacity as decision maker; and the Group’s exposure to variable returns from the beneficial interest it holds in the investment vehicle. Consolidation may be appropriate in circumstances where the Group has less than a majority beneficial interest. Where a collective investment vehicle is consolidated the interests of parties other than the Group are reported in other liabilities and the movements in these interests in interest expense.

Structured entities are entities that are designed so that their activities are not governed by way of voting rights. In assessing whether the Group has power over such entities in which it has an interest, the Group considers factors such as the purpose and design of the entity; its practical ability to direct the relevant activities of the entity; the nature of the relationship with the entity; and the size of its exposure to the variability of returns of the entity.

The treatment of transactions with non-controlling interests depends on whether, as a result of the transaction, the Group loses control of the subsidiary. Changes in the parent’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions; any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognised directly in equity and attributed to the owners of the parent entity. Where the Group loses control of the subsidiary, at the date when control is lost the amount of any non-controlling interest in that former subsidiary is derecognised and any investment retained in the former subsidiary is remeasured to its fair value; the gain or loss that is recognised in profit or loss on the partial disposal of the subsidiary includes the gain or loss on the remeasurement of the retained interest.

Intercompany transactions, balances and unrealised gains and losses on transactions between Group companies are eliminated.

The acquisition method of accounting is used to account for business combinations by the Group. The consideration for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition related costs are expensed as incurred except those relating to the issuance of debt instruments (see 2e(5)) or share capital (see 2p). Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair value at the acquisition date.

(2) Joint ventures and associates

Joint ventures are joint arrangements over which the Group has joint control with other parties and has rights to the net assets of the arrangements. Associates are entities over which the Group has significant influence, but not control or joint control, over the financial and operating policies. Significant influence is the power to participate in the financial and operating policy decisions of the entity but is not control or joint control of those policies and is generally achieved through holding between 20 per cent and 50 per cent of the voting share capital of the entity.

The Group utilises the venture capital exemption for investments where significant influence or joint control is present and the business unit operates as a venture capital business. These investments are designated at initial recognition at fair value through profit or loss. Otherwise, the Group’s investments in joint ventures and associates are accounted for by the equity method of accounting.

b Goodwill

Goodwill arises on business combinations and represents the excess of the cost of an acquisition over the fair value of the Group’s share of the identifiable assets, liabilities and contingent liabilities acquired. Where the fair value of the Group’s share of the identifiable assets, liabilities and contingent liabilities of the acquired entity is greater than the cost of acquisition, the excess is recognised immediately in the income statement.

Goodwill is recognised as an asset at cost and is tested at least annually for impairment. If an impairment is identified the carrying value of the goodwill is written down immediately through the income statement and is not subsequently reversed. At the date of disposal of a subsidiary, the carrying value of attributable goodwill is included in the calculation of the profit or loss on disposal.

NOTES TO THE FINANCIAL STATEMENTS

2     Accounting policies (continued)

c Other intangible assets

Intangible assets which have been determined to have a finite useful life are amortised on a straight line basis over their estimated useful life as follows: up to 7 years for capitalised software; 10 to 15 years for brands and other intangibles.

Intangible assets with finite useful lives are reviewed at each reporting date to assess whether there is any indication that they are impaired. If any such indication exists the recoverable amount of the asset is determined and in the event that the asset’s carrying amount is greater than its recoverable amount, it is written down immediately. Certain brands have been determined to have an indefinite useful life and are not amortised. Such intangible assets are reassessed annually to reconfirm that an indefinite useful life remains appropriate. In the event that an indefinite life is inappropriate a finite life is determined and an impairment review is performed on the asset.

d Revenue recognition

(1) Net interest income

Interest income and expense are recognised in the income statement for all interest-bearing financial instruments using the effective interest method, except for those classified at fair value through profit or loss. The effective interest method is a method of calculating the amortised cost of a financial asset or liability and of allocating the interest income or interest expense over the expected life of the financial instrument. The effective interest rate is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument to the gross carrying amount of the financial asset (before adjusting for expected credit losses) or to the amortised cost of the financial liability, including early redemption fees, and related penalties, and premiums and discounts that are an integral part of the overall return. Direct incremental transaction costs related to the acquisition, issue or disposal of a financial instrument are also taken into account. Interest income from non-credit impaired financial assets is recognised by applying the effective interest rate to the gross carrying amount of the asset; for credit impaired financial assets, the effective interest rate is applied to the net carrying amount after deducting the allowance for expected credit losses. Impairment policies are set out in (h) below.

(2) Fee and commission income and expense

Fees and commissions receivable which are not an integral part of the effective interest rate are recognised as income as the Group fulfils its performance obligations. The Group’s principal performance obligations arising from contracts with customers are in respect of value added current accounts, credit cards and debit cards. These fees are received, and the Group’s provides the service, monthly; the fees are recognised in income on this basis. The Group also receives certain fees in respect of its asset finance business where the performance obligations are typically fulfilled towards the end of the customer contract; these fees are recognised in income on this basis. Where it is unlikely that the loan commitments will be drawn, loan commitment fees are recognised in fee and commission income over the life of the facility, rather than as an adjustment to the effective interest rate for loans expected to be drawn. Incremental costs incurred to generate fee and commission income are charged to fees and commissions expense as they are incurred.

(3) Other

Dividend income is recognised when the right to receive payment is established.

Revenue recognition policies specific to trading income are set out in (e)(3) below, life insurance and general insurance business are detailed below (see (m) below); those relating to leases are set out in (j)(2) below.

e Financial assets and liabilities

On initial recognition, financial assets are classified as measured at amortised cost, fair value through other comprehensive income or fair value through profit or loss, depending on the Group’s business model for managing the financial assets and whether the cash flows represent solely payments of principal and interest. The Group assesses its business models at a portfolio level based on its objectives for the relevant portfolio, how the performance of the portfolio is managed and reported, and the frequency of asset sales. Financial assets with embedded derivatives are considered in their entirety when considering their cash flow characteristics. The Group reclassifies financial assets when and only when its business model for managing those assets changes. A reclassification will only take place when the change is significant to the Group’s operations and will occur at a portfolio level and not for individual instruments; reclassifications are expected to be rare. Equity investments are measured at fair value through profit or loss unless the Group elects at initial recognition to account for the instruments at fair value through other comprehensive income. For these instruments, principally strategic investments, dividends are recognised in profit or loss but fair value gains and losses are not subsequently reclassified to profit or loss following derecognition of the investment.

The Group initially recognises loans and advances, deposits, debt securities in issue and subordinated liabilities when the Group becomes a party to the contractual provisions of the instrument. Regular way purchases and sales of securities and other financial assets and trading liabilities are recognised on trade date, being the date that the Group is committed to purchase or sell an asset.

Financial assets are derecognised when the contractual right to receive cash flows from those assets has expired or when the Group has transferred its contractual right to receive the cash flows from the assets and either: substantially all of the risks and rewards of ownership have been transferred; or the Group has neither retained nor transferred substantially all of the risks and rewards, but has transferred control.

Financial liabilities are derecognised when the obligation is discharged, cancelled or expires.

(1) Financial instruments measured at amortised cost

Financial assets that are held to collect contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. A basic lending arrangement results in contractual cash flows that are solely payments of principal and interest on the principal amount outstanding. Where the contractual cash flows introduce exposure to risks or volatility unrelated to a basic lending arrangement such as changes in equity prices or commodity prices, the payments do not comprise solely principal and interest. Financial assets measured at amortised cost are predominantly loans and advances to customers and banks together with certain debt securities. Loans and advances are initially recognised when cash is advanced to the borrower at fair value inclusive of transaction costs. Interest income is accounted for using the effective interest method (see (d) above).

Financial liabilities are measured at amortised cost, except for trading liabilities and other financial liabilities designated at fair value through profit or loss on initial recognition which are held at fair value.

(2) Financial assets measured at fair value through other comprehensive income

Financial assets that are held to collect contractual cash flows and for subsequent sale, where the assets’ cash flows represent solely payments of principal and interest, are recognised in the balance sheet at their fair value, inclusive of transaction costs. Interest calculated using the effective interest method and foreign exchange gains and losses on assets denominated in foreign currencies are recognised in the income statement. All other gains and losses arising from changes in fair value are recognised directly in other comprehensive income, until the financial asset is either sold or matures, at which time the cumulative gain or loss previously recognised in other comprehensive income is recognised in the income statement other than in respect of equity shares, for which the cumulative revaluation amount is transferred directly to retained profits. The Group recognises a charge for expected credit losses in the income statement (see (h) below). As the asset is measured at fair value, the charge does not adjust the carrying value of the asset, it is reflected in other comprehensive income.

NOTES TO THE FINANCIAL STATEMENTS

2     Accounting policies (continued)

(3) Financial instruments measured at fair value through profit or loss

Financial assets are classified at fair value through profit or loss where they do not meet the criteria to be measured at amortised cost or fair value through other comprehensive income or where they are designated at fair value through profit or loss to reduce an accounting mismatch. All derivatives are carried at fair value through profit or loss.

The assets backing the insurance and investment contracts issued by the Group do not meet the criteria to be measured at amortised cost or fair value through other comprehensive income as they are managed on a fair value basis and accordingly are measured at fair value through profit or loss. Similarly, trading securities, which are debt securities and equity shares acquired principally for the purpose of selling in the short term or which are part of a portfolio which is managed for short-term gains, do not meet these criteria and are also measured at fair value through profit or loss. Financial assets measured at fair value through profit or loss are recognised in the balance sheet at their fair value. Fair value gains and losses together with interest coupons and dividend income are recognised in the income statement within net trading income.

Financial liabilities are measured at fair value through profit or loss where they are trading liabilities or where they are designated at fair value through profit or loss in order to reduce an accounting mismatch; where the liabilities are part of a group of liabilities (or assets and liabilities) which is managed, and its performance evaluated, on a fair value basis; or where the liabilities contain one or more embedded derivatives that significantly modify the cash flows arising under the contract and would otherwise need to be separately accounted for. Financial liabilities measured at fair value through profit or loss are recognised in the balance sheet at their fair value. Fair value gains and losses are recognised in the income statement within net trading income in the period in which they occur, except that gains and losses attributable to changes in own credit risk are recognised in other comprehensive income.

The fair values of assets and liabilities traded in active markets are based on current bid and offer prices respectively. If the market is not active the Group establishes a fair value by using valuation techniques. The fair values of derivative financial instruments are adjusted where appropriate to reflect credit risk (via credit valuation adjustments (CVAs), debit valuation adjustments (DVAs) and funding valuation adjustments (FVAs)), market liquidity and other risks.

(4) Borrowings

Borrowings (which include deposits from banks, customer deposits, debt securities in issue and subordinated liabilities) are recognised initially at fair value, being their issue proceeds net of transaction costs incurred. These instruments are subsequently stated at amortised cost using the effective interest method.

Preference shares and other instruments which carry a mandatory coupon or are redeemable on a specific date are classified as financial liabilities. The coupon on these instruments is recognised in the income statement as interest expense. Securities which carry a discretionary coupon and have no fixed maturity or redemption date are classified as other equity instruments. Interest payments on these securities are recognised, net of tax, as distributions from equity in the period in which they are paid. An exchange of financial liabilities on substantially different terms is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The difference between the carrying amount of a financial liability extinguished and the new financial liability is recognised in profit or loss together with any related costs or fees incurred.

When a financial liability is exchanged for an equity instrument, the new equity instrument is recognised at fair value and any difference between the carrying value of the liability and the fair value of the new equity is recognised in profit or loss.

(5) Sale and repurchase agreements (including securities lending and borrowing)

Securities sold subject to repurchase agreements (repos) continue to be recognised on the balance sheet where substantially all of the risks and rewards are retained. Funds received under these arrangements are included in deposits from banks, customer deposits, or trading liabilities. Conversely, securities purchased under agreements to resell (reverse repos), where the Group does not acquire substantially all of the risks and rewards of ownership, are recorded as loans and advances measured at amortised cost or trading securities. The difference between sale and repurchase price is treated as interest and accrued over the life of the agreements using the effective interest method.

Securities borrowing and lending transactions are typically secured; collateral takes the form of securities or cash advanced or received. Securities lent to counterparties are retained on the balance sheet. Securities borrowed are not recognised on the balance sheet, unless these are sold to third parties, in which case the obligation to return them is recorded at fair value as a trading liability. Cash collateral given or received is treated as a loan and advance measured at amortised cost or customer deposit.

f Derivative financial instruments and hedge accounting

As permitted by IFRS 9, the Group continues to apply the requirements of IAS 39 to its hedging relationships. All derivatives are recognised at their fair value. Derivatives are carried on the balance sheet as assets when their fair value is positive and as liabilities when their fair value is negative. Refer to note 44(3) (Financial instruments: Financial assets and liabilities carried at fair value) for details of valuation techniques and significant inputs to valuation models.

Changes in the fair value of all derivative instruments, other than those in effective cash flow and net investment hedging relationships, are recognised immediately in the income statement. As noted in (2) and (3) below, the change in fair value of a derivative in an effective cash flow or net investment hedging relationship is allocated between the income statement and other comprehensive income.

Derivatives embedded in a financial asset are not considered separately; the financial asset is considered in its entirety when determining whether its cash flows are solely payments of principal and interest. Derivatives embedded in financial liabilities and insurance contracts (unless the embedded derivative is itself an insurance contract) are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not carried at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognised in the income statement. In accordance with IFRS 4 Insurance Contracts, a policyholder’s option to surrender an insurance contract for a fixed amount is not treated as an embedded derivative.

Hedge accounting allows one financial instrument, generally a derivative such as a swap, to be designated as a hedge of another financial instrument such as a loan or deposit or a portfolio of such instruments. At the inception of the hedge relationship, formal documentation is drawn up specifying the hedging strategy, the hedged item, the hedging instrument and the methodology that will be used to measure the effectiveness of the hedge relationship in offsetting changes in the fair value or cash flow of the hedged risk. The effectiveness of the hedging relationship is tested both at inception and throughout its life and if at any point it is concluded that it is no longer highly effective in achieving its documented objective, hedge accounting is discontinued. Note 15 provides details of the types of derivatives held by the Group and presents separately those designated in hedge relationships. Further information on hedge accounting is set out below.

(1) Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk; this also applies if the hedged asset is classified as a financial asset at fair value through other comprehensive income. If the hedge no longer meets the criteria for hedge accounting, changes in the fair value of the hedged item attributable to the hedged risk are no longer recognised in the income statement. The cumulative adjustment that has been made to the carrying amount of the hedged item is amortised to the income statement using the effective interest method over the period to maturity.

NOTES TO THE FINANCIAL STATEMENTS

2     Accounting policies (continued)

(2) Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in other comprehensive income in the cash flow hedge reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. Amounts accumulated in equity are reclassified to the income statement in the periods in which the hedged item affects profit or loss. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised in the income statement when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

(3) Net investment hedges

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in other comprehensive income, the gain or loss relating to the ineffective portion is recognised immediately in the income statement. Gains and losses accumulated in equity are included in the income statement when the foreign operation is disposed of. The hedging instrument used in net investment hedges may include non-derivative liabilities as well as derivative financial instruments.

g Offset

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right of set-off and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously. Cash collateral on exchange traded derivative transactions is presented gross unless the collateral cash flows are always settled net with the derivative cash flows. In certain situations, even though master netting agreements exist, the lack of management intention to settle on a net basis results in the financial assets and liabilities being reported gross on the balance sheet.

h Impairment of financial assets

The impairment charge in the income statement includes the change in expected credit losses and certain fraud costs. Expected credit losses are recognised for loans and advances to customers and banks, other financial assets held at amortised cost, financial assets measured at fair value through other comprehensive income, and certain loan commitments and financial guarantee contracts. Expected credit losses are calculated as an unbiased and probability-weighted estimate using an appropriate probability of default, adjusted to take into account a range of possible future economic scenarios, and applying this to the estimated exposure of the Group at the point of default after taking into account the value of any collateral held, repayments, or other mitigants of loss and including the impact of discounting using the effective interest rate.

At initial recognition, allowance (or provision in the case of some loan commitments and financial guarantees) is made for expected credit losses resulting from default events that are possible within the next 12 months (12-month expected credit losses). In the event of a significant increase in credit risk since origination, allowance (or provision) is made for expected credit losses resulting from all possible default events over the expected life of the financial instrument (lifetime expected credit losses). Financial assets where 12-month expected credit losses are recognised are considered to be Stage 1; financial assets which are considered to have experienced a significant increase in credit risk since initial recognition are in Stage 2; and financial assets which have defaulted or are otherwise considered to be credit impaired are allocated to Stage 3. Some Stage 3 assets, mainly in Commercial Banking, are subject to individual rather than collective assessment. Such cases are subject to a risk-based impairment sanctioning process, and these are reviewed and updated at least quarterly, or more frequently if there is a significant change in the credit profile.

An assessment of whether credit risk has increased significantly since initial recognition considers the change in the risk of default occurring over the remaining expected life of the financial instrument. The assessment is unbiased, probability-weighted and uses forward-looking information consistent with that used in the measurement of expected credit losses. In determining whether there has been a significant increase in credit risk, the Group uses quantitative tests based on relative and absolute probability of default (PD) movements linked to internal credit ratings together with qualitative indicators such as watchlists and other indicators of historical delinquency, credit weakness or financial difficulty. However, unless identified at an earlier stage, the credit risk of financial assets is deemed to have increased significantly when more than 30 days past due. Where the credit risk subsequently improves such that it no longer represents a significant increase in credit risk since origination, the asset is transferred back to Stage 1.

Assets are transferred to Stage 3 when they have defaulted or are otherwise considered to be credit impaired. Default is considered to have occurred when there is evidence that the customer is experiencing financial difficulty which is likely to affect significantly the ability to repay the amount due. IFRS 9 contains a rebuttable presumption that default occurs no later than when a payment is 90 days past due. The Group uses this 90 day backstop for all its products except for UK mortgages. For UK mortgages, the Group uses a backstop of 180 days past due as mortgage exposures more than 90 days past due, but less than 180 days, typically show high cure rates and this aligns with the Group’s risk management practices.

In certain circumstances, the Group will renegotiate the original terms of a customer’s loan, either as part of an ongoing customer relationship or in response to adverse changes in the circumstances of the borrower. In the latter circumstances, the loan will remain classified as either Stage 2 or Stage 3 until the credit risk has improved such that it no longer represents a significant increase since origination (for a return to Stage 1), or the loan is no longer credit impaired (for a return to Stage 2). Renegotiation may also lead to the loan and associated allowance being derecognised and a new loan being recognised initially at fair value.

Purchased or originated credit-impaired financial assets (POCI) are financial assets that are purchased or originated at a deep discount that reflects incurred credit losses. At initial recognition, POCI assets do not carry an impairment allowance; instead, lifetime expected credit losses are incorporated into the calculation of the effective interest rate. All changes in lifetime expected credit losses subsequent to the assets’ initial recognition are recognised as an impairment charge.

A loan or advance is normally written off, either partially or in full, against the related allowance when the proceeds from realising any available security have been received or there is no realistic prospect of recovery and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of impairment losses recorded in the income statement. For both secured and unsecured retail balances, the write-off takes place only once an extensive set of collections processes has been completed, or the status of the account reaches a point where policy dictates that continuing attempts to recover are no longer appropriate. For commercial lending, a write-off occurs if the loan facility with the customer is restructured, the asset is under administration and the only monies that can be received are the amounts estimated by the administrator, the underlying assets are disposed and a decision is made that no further settlement monies will be received, or external evidence (for example, third party valuations) is available that there has been an irreversible decline in expected cash flows.

i Property, plant and equipment

Property, plant and equipment (other than investment property) is included at cost less accumulated depreciation. The value of land (included in premises) is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate the difference between the cost and the residual value over their estimated useful lives, as follows: the shorter of 50 years and the remaining period of the lease for freehold/long and short leasehold premises; the shorter of 10 years and, if lease renewal is not likely, the remaining period of the lease for leasehold improvements; 10 to 20 years for fixtures and furnishings; and 2 to 8 years for other equipment and motor vehicles.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

NOTES TO THE FINANCIAL STATEMENTS

2     Accounting policies (continued)

Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In the event that an asset’s carrying amount is determined to be greater than its recoverable amount it is written down immediately. The recoverable amount is the higher of the asset’s fair value less costs to sell and its value in use.

Investment property comprises freehold and long leasehold land and buildings that are held either to earn rental income or for capital accretion or both, primarily within the life insurance funds. In accordance with the guidance published by the Royal Institution of Chartered Surveyors, investment property is carried at fair value based on current prices for similar properties, adjusted for the specific characteristics of the property (such as location or condition). If this information is not available, the Group uses alternative valuation methods such as discounted cash flow projections or recent prices in less active markets. These valuations are reviewed at least annually by independent professionally qualified valuers. Investment property being redeveloped for continuing use as investment property, or for which the market has become less active, continues to be valued at fair value.

j Leases

(1) As lessee

The leases entered into by the Group are primarily operating leases. Operating lease rentals payable are charged to the income statement on a straight-line basis over the period of the lease.

When an operating lease is terminated before the end of the lease period, any payment made to the lessor by way of penalty is recognised as an expense in the period of termination.

(2) As lessor

Assets leased to customers are classified as finance leases if the lease agreements transfer substantially all the risks and rewards of ownership to the lessee but not necessarily legal title. All other leases are classified as operating leases. When assets are subject to finance leases, the present value of the lease payments, together with any unguaranteed residual value, is recognised as a receivable, net of allowances for expected credit losses, within loans and advances to banks and customers. The difference between the gross receivable and the present value of the receivable is recognised as unearned finance lease income. Finance lease income is recognised in interest income over the term of the lease using the net investment method (before tax) so as to give a constant rate of return on the net investment in the leases. Unguaranteed residual values are reviewed regularly to identify any impairment.

Operating lease assets are included within tangible fixed assets at cost and depreciated over their estimated useful lives, which equates to the lives of the leases, after taking into account anticipated residual values. Operating lease rental income is recognised on a straight-line basis over the life of the lease.

The Group evaluates non-lease arrangements such as outsourcing and similar contracts to determine if they contain a lease which is then accounted for separately.

k Employee benefits

Short-term employee benefits, such as salaries, paid absences, performance-based cash awards and social security costs are recognised over the period in which the employees provide the related services.

(1) Pension schemes

The Group operates a number of post-retirement benefit schemes for its employees including both defined benefit and defined contribution pension plans. A defined benefit scheme is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, dependent on one or more factors such as age, years of service and salary. A defined contribution plan is a pension plan into which the Group pays fixed contributions; there is no legal or constructive obligation to pay further contributions.

Scheme assets are included at their fair value and scheme liabilities are measured on an actuarial basis using the projected unit credit method. The defined benefit scheme liabilities are discounted using rates equivalent to the market yields at the balance sheet date on high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

The Group’s income statement charge includes the current service cost of providing pension benefits, past service costs, net interest expense (income), and plan administration costs that are not deducted from the return on plan assets. Past service costs, which represents the change in the present value of the defined benefit obligation resulting from a plan amendment or curtailment, are recognised when the plan amendment or curtailment occurs. Net interest expense (income) is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset.

Remeasurements, comprising actuarial gains and losses, the return on plan assets (excluding amounts included in net interest expense (income) and net of the cost of managing the plan assets), and the effect of changes to the asset ceiling (if applicable) are reflected immediately in the balance sheet with a charge or credit recognised in other comprehensive income in the period in which they occur. Remeasurements recognised in other comprehensive income are reflected immediately in retained profits and will not subsequently be reclassified to profit or loss.

The Group’s balance sheet includes the net surplus or deficit, being the difference between the fair value of scheme assets and the discounted value of scheme liabilities at the balance sheet date. Surpluses are only recognised to the extent that they are recoverable through reduced contributions in the future or through refunds from the schemes. In assessing whether a surplus is recoverable, the Group considers its current right to obtain a refund or a reduction in future contributions and does not anticipate any future acts by other parties that could change the amount of the surplus that may ultimately be recovered.

The costs of the Group’s defined contribution plans are charged to the income statement in the period in which they fall due.

(2) Share-based compensation

Lloyds Banking Group operates a number of equity-settled, share-based compensation plans in respect of services received from certain of its employees. The value of the employee services received in exchange for equity instruments granted under these plans is recognised as an expense over the vesting period of the instruments with a corresponding increase in equity. This expense is determined by reference to the fair value of the number of equity instruments that are expected to vest. The fair value of equity instruments granted is based on market prices, if available, at the date of grant. In the absence of market prices, the fair value of the instruments at the date of grant is estimated using an appropriate valuation technique, such as a Black-Scholes option pricing model or a Monte Carlo simulation. The determination of fair values excludes the impact of any non-market vesting conditions, which are included in the assumptions used to estimate the number of options that are expected to vest. At each balance sheet date, this estimate is reassessed and if necessary revised. Any revision of the original estimate is recognised in the income statement together with a corresponding adjustment to equity. Cancellations by employees of contributions to the Group’s Save As You Earn plans are treated as non-vesting conditions and the Group recognises, in the year of cancellation, the amount of the expense that would have otherwise been recognised over the remainder of the vesting period. Modifications are assessed at the date of modification and any incremental charges are charged to the income statement.

NOTES TO THE FINANCIAL STATEMENTS

2     Accounting policies (continued)

l Taxation

Tax expense comprises current and deferred tax. Current and deferred tax are charged or credited in the income statement except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different period, outside the income statement (either in other comprehensive income, directly in equity, or through a business combination), in which case the tax appears in the same statement as the transaction that gave rise to it.

Current tax is the amount of corporate income taxes expected to be payable or recoverable based on the profit for the period as adjusted for items that are not taxable or not deductible, and is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date.

Current tax includes amounts provided in respect of uncertain tax positions when management expects that, upon examination of the uncertainty by Her Majesty’s Revenue and Customs (HMRC) or other relevant tax authority, it is more likely than not that an economic outflow will occur. Provisions reflect management’s best estimate of the ultimate liability based on their interpretation of tax law, precedent and guidance, informed by external tax advice as necessary. Changes in facts and circumstances underlying these provisions are reassessed at each balance sheet date, and the provisions are re-measured as required to reflect current information.

For the Group’s long-term insurance businesses, the tax expense is analysed between tax that is payable in respect of policyholders’ returns and tax that is payable on the shareholders’ returns. This allocation is based on an assessment of the rates of tax which will be applied to the returns under the current UK tax rules.

Deferred tax is recognised on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the balance sheet. Deferred tax is calculated using tax rates and laws that have been enacted or substantively enacted at the balance sheet date, and which are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax liabilities are generally recognised for all taxable temporary differences but not recognised for taxable temporary differences arising on investments in subsidiaries where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future. Deferred tax liabilities are not recognised on temporary differences that arise from goodwill which is not deductible for tax purposes.

Deferred tax assets are recognised to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilised, and are reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are not recognised in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination. Deferred tax is not discounted.

m Insurance

The Group undertakes both life insurance and general insurance business. Insurance and participating investment contracts are accounted for under IFRS 4 Insurance Contracts, which permits (with certain exceptions) the continuation of accounting practices for measuring insurance and participating investment contracts that applied prior to the adoption of IFRS. The Group, therefore, continues to account for these products using UK GAAP and UK established practice.

Products sold by the life insurance business are classified into three categories:

–	Insurance contracts – these contracts transfer significant insurance risk and may also transfer financial risk. The Group defines significant insurance risk as the possibility of having to pay benefits on the occurrence of an insured event which are significantly more than the benefits payable if the insured event were not to occur. These contracts may or may not include discretionary participation features.
–	Investment contracts containing a discretionary participation feature (participating investment contracts) – these contracts do not transfer significant insurance risk, but contain a contractual right which gives the holder the right to receive, in addition to the guaranteed benefits, further additional discretionary benefits or bonuses that are likely to be a significant proportion of the total contractual benefits and the amount and timing of which is at the discretion of the Group, within the constraints of the terms and conditions of the instrument and based upon the performance of specified assets.
–	Non-participating investment contracts – these contracts do not transfer significant insurance risk or contain a discretionary participation feature.

The general insurance business issues only insurance contracts.

(1) Life insurance business

(i) Accounting for insurance and participating investment contracts

Premiums and claims

Premiums received in respect of insurance and participating investment contracts are recognised as revenue when due except for unit-linked contracts on which premiums are recognised as revenue when received. Claims are recorded as an expense on the earlier of the maturity date or the date on which the claim is notified.

Liabilities

Changes in the value of liabilities are recognised in the income statement through insurance claims.

Insurance and participating investment contracts in the Group’s with-profit funds

Liabilities of the Group’s with-profit funds, including guarantees and options embedded within products written by these funds, are stated at their realistic values in accordance with the Prudential Regulation Authority’s realistic capital regime, except that projected transfers out of the funds into other Group funds are recorded in the unallocated surplus (see below).

Insurance and participating investment contracts which are not unit-linked or in the Group’s with-profit funds

A liability for contractual benefits that are expected to be incurred in the future is recorded when the premiums are recognised. The liability is calculated by estimating the future cash flows over the duration of in-force policies and discounting them back to the valuation date allowing for probabilities of occurrence. The liability will vary with movements in interest rates and with the cost of life insurance and annuity benefits where future mortality is uncertain.

Assumptions are made in respect of all material factors affecting future cash flows, including future interest rates, mortality and costs.

Insurance and participating investment contracts which are unit-linked

Liabilities for unit-linked insurance contracts and participating investment contracts are stated at the bid value of units plus an additional allowance where appropriate (such as for any excess of future expenses over charges). The liability is increased or reduced by the change in the unit prices and is reduced by policy administration fees, mortality and surrender charges and any withdrawals. Benefit claims in excess of the account balances incurred in the period are also charged through insurance claims. Revenue consists of fees deducted for mortality, policy administration and surrender charges.

Unallocated surplus

Any amounts in the with-profit funds not yet determined as being due to policyholders or shareholders are recognised as an unallocated surplus which is shown separately from liabilities arising from insurance contracts and participating investment contracts.

NOTES TO THE FINANCIAL STATEMENTS

2     Accounting policies (continued)

(ii) Accounting for non-participating investment contracts

The Group’s non-participating investment contracts are primarily unit-linked. These contracts are accounted for as financial liabilities whose value is contractually linked to the fair values of financial assets within the Group’s unitised investment funds. The value of the unit-linked financial liabilities is determined using current unit prices multiplied by the number of units attributed to the contract holders at the balance sheet date. Their value is never less than the amount payable on surrender, discounted for the required notice period where applicable. Investment returns (including movements in fair value and investment income) allocated to those contracts are recognised in insurance claims.

Deposits and withdrawals are not accounted for through the income statement but are accounted for directly in the balance sheet as adjustments to the non-participating investment contract liability.

The Group receives investment management fees in the form of an initial adjustment or charge to the amount invested. These fees are in respect of services rendered in conjunction with the issue and management of investment contracts where the Group actively manages the consideration received from its customers to fund a return that is based on the investment profile that the customer selected on origination of the contract. These services comprise an indeterminate number of acts over the lives of the individual contracts and, therefore, the Group defers these fees and recognises them over the estimated lives of the contracts, in line with the provision of investment management services.

Costs which are directly attributable and incremental to securing new non-participating investment contracts are deferred. This asset is subsequently amortised over the period of the provision of investment management services and its recoverability is reviewed in circumstances where its carrying amount may not be recoverable. If the asset is greater than its recoverable amount it is written down immediately through fee and commission expense in the income statement. All other costs are recognised as expenses when incurred.

(iii) Value of in-force business

The Group recognises as an asset the value of in-force business in respect of insurance contracts and participating investment contracts. The asset represents the present value of the shareholders’ interest in the profits expected to emerge from those contracts written at the balance sheet date. This is determined after making appropriate assumptions about future economic and operating conditions such as future mortality and persistency rates and includes allowances for both non-market risk and for the realistic value of financial options and guarantees. Each cash flow is valued using the discount rate consistent with that applied to such a cash flow in the capital markets. The asset in the consolidated balance sheet is presented gross of attributable tax and movements in the asset are reflected within other operating income in the income statement.

The Group’s contractual rights to benefits from providing investment management services in relation to non-participating investment contracts acquired in business combinations and portfolio transfers are measured at fair value at the date of acquisition. The resulting asset is amortised over the estimated lives of the contracts. At each reporting date an assessment is made to determine if there is any indication of impairment. Where impairment exists, the carrying value of the asset is reduced to its recoverable amount and the impairment loss recognised in the income statement.

(2) General insurance business

The Group both underwrites and acts as intermediary in the sale of general insurance products. Underwriting premiums are included in insurance premium income, net of refunds, in the period in which insurance cover is provided to the customer; premiums received relating to future periods are deferred in the balance sheet within liabilities arising from insurance contracts and participating investment contracts on a basis that reflects the length of time for which contracts have been in force and the projected incidence of risk over the term of the contract and only credited to the income statement when earned. Broking commission is recognised when the underwriter accepts the risk of providing insurance cover to the customer. Where appropriate, provision is made for the effect of future policy terminations based upon past experience.

The underwriting business makes provision for the estimated cost of claims notified but not settled and claims incurred but not reported at the balance sheet date. The provision for the cost of claims notified but not settled is based upon a best estimate of the cost of settling the outstanding claims after taking into account all known facts. In those cases where there is insufficient information to determine the required provision, statistical techniques are used which take into account the cost of claims that have recently been settled and make assumptions about the future development of the outstanding cases. Similar statistical techniques are used to determine the provision for claims incurred but not reported at the balance sheet date. Claims liabilities are not discounted.

(3) Liability adequacy test

At each balance sheet date liability adequacy tests are performed to ensure the adequacy of insurance and participating investment contract liabilities net of related deferred cost assets and value of in-force business. In performing these tests current best estimates of discounted future contractual cash flows and claims handling and policy administration expenses, as well as investment income from the assets backing such liabilities, are used. Any deficiency is immediately charged to the income statement, initially by writing off the relevant assets and subsequently by establishing a provision for losses arising from liability adequacy tests.

(4) Reinsurance

Contracts entered into by the Group with reinsurers under which the Group is compensated for benefits payable on one or more contracts issued by the Group are recognised as assets arising from reinsurance contracts held. Where the underlying contracts issued by the Group are classified as insurance contracts and the reinsurance contract transfers significant insurance risk on those contracts to the reinsurer, the assets arising from reinsurance contracts held are classified as insurance contracts. Where the underlying contracts issued by the Group are classified as non-participating investment contracts and the reinsurance contract transfers financial risk on those contracts to the reinsurer, the assets arising from reinsurance contracts held are classified as non-participating investment contracts.

Assets arising from reinsurance contracts held – Classified as insurance contracts

Amounts recoverable from or due to reinsurers are measured consistently with the amounts associated with the reinsured contracts and in accordance with the terms of each reinsurance contract and are regularly reviewed for impairment. Premiums payable for reinsurance contracts are recognised as an expense when due within insurance premium income. Changes in the reinsurance recoverable assets are recognised in the income statement through insurance claims.

Assets arising from reinsurance contracts held – Classified as non-participating investment contracts

These contracts are accounted for as financial assets whose value is contractually linked to the fair values of financial assets within the reinsurers’ investment funds. Investment returns (including movements in fair value and investment income) allocated to these contracts are recognised in insurance claims. Deposits and withdrawals are not accounted for through the income statement but are accounted for directly in the balance sheet as adjustments to the assets arising from reinsurance contracts held.

n Foreign currency translation

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the ‘functional currency’). Foreign currency transactions are translated into the appropriate functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end

NOTES TO THE FINANCIAL STATEMENTS

2     Accounting policies (continued)

exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when recognised in other comprehensive income as qualifying cash flow or net investment hedges. Non-monetary assets that are measured at fair value are translated using the exchange rate at the date that the fair value was determined. Translation differences on equities and similar non-monetary items held at fair value through profit and loss are recognised in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets measured at fair value through other comprehensive income, such as equity shares, are included in the fair value reserve in equity unless the asset is a hedged item in a fair value hedge.

The results and financial position of all group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows: the assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on the acquisition of a foreign entity, are translated into sterling at foreign exchange rates ruling at the balance sheet date; and the income and expenses of foreign operations are translated into sterling at average exchange rates unless these do not approximate to the foreign exchange rates ruling at the dates of the transactions in which case income and expenses are translated at the dates of the transactions.

Foreign exchange differences arising on the translation of a foreign operation are recognised in other comprehensive income and accumulated in a separate component of equity together with exchange differences arising from the translation of borrowings and other currency instruments designated as hedges of such investments (see f(3) above). On disposal or liquidation of a foreign operation, the cumulative amount of exchange differences relating to that foreign operation are reclassified from equity and included in determining the profit or loss arising on disposal or liquidation.

o Provisions and contingent liabilities

Provisions are recognised in respect of present obligations arising from past events where it is probable that outflows of resources will be required to settle the obligations and they can be reliably estimated.

Contingent liabilities are possible obligations whose existence depends on the outcome of uncertain future events or those present obligations where the outflows of resources are uncertain or cannot be measured reliably. Contingent liabilities are not recognised in the financial statements but are disclosed unless they are remote.

Provision is made for expected credit losses in respect of irrevocable undrawn loan commitments and financial guarantee contracts (see (h) above).

p Share capital

Incremental costs directly attributable to the issue of new shares or options or to the acquisition of a business are shown in equity as a deduction, net of tax, from the proceeds. Dividends paid on the Group’s ordinary shares are recognised as a reduction in equity in the period in which they are paid.

q Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise cash and non-mandatory balances with central banks and amounts due from banks with a maturity of less than three months.

r Investment in subsidiaries

Investments in subsidiaries are carried at historical cost, less any provisions for impairment.

s Disposal groups held for sale and discontinued operations

Disposal groups are classified as held for sale if the Group will recover the carrying amount principally through a sale transaction rather than through continuing use and a sale is considered highly probable. Disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Assets and liabilities of disposal groups classified as held for sale are shown separately on the face of the balance sheet.

A discontinued operation is a cash generating unit or a group of cash generating units that has been disposed of, or is classified as held for sale, and (a) represents a separate major line of business or geographical area of operations, (b) is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations or (c) is a subsidiary acquired exclusively with a view to resale. The results after tax of discontinued operations are shown as a single line item on the face of the income statement.

3     Critical accounting judgements and estimates

The preparation of the Group’s financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions in applying the accounting policies that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty in these financial statements, which together are deemed critical to the Group’s results and financial position, are as follows:

Allowance for impairment losses

The calculation of the Group’s expected credit loss (ECL) allowances and provisions against loan commitments and guarantees under IFRS 9 requires the Group to make a number of judgements, assumptions and estimates. The most significant are set out below.

Definition of default

The probability of default (PD) of an exposure, both over a 12 month period and over its lifetime, is a key input to the measurement of the ECL allowance. Default has occurred when there is evidence that the customer is experiencing significant financial difficulty which is likely to affect the ability to repay amounts due. The definition of default adopted by the Group is described in note 2(h) Impairment of financial assets. The Group has rebutted the presumption in IFRS 9 that default occurs no later than when a payment is 90 days past due for UK mortgages. As a result, approximately £0.6 billion of UK mortgages were classified as Stage 2 rather than Stage 3 at 31 December 2018; the impact on the Group’s ECL allowance was not material.

Lifetime of an exposure

The PD of a financial asset is dependent on its expected life. A range of approaches, segmented by product type, has been adopted by the Group to estimate a product’s expected life. These include using the full contractual life and taking into account behavioural factors such as early repayments and refinancing. For non-revolving retail assets, the Group has assumed the expected life for each product to be the time taken for all significant losses to be observed and for a material proportion of the assets to fully resolve through either closure or write-off. For retail revolving products, the Group has considered the losses beyond the contractual term over which the Group is exposed to credit risk. For commercial overdraft facilities, the average behavioural life has been used. Changes to the assumed expected lives of the Group’s assets could have a material effect on the ECL allowance recognised by the Group.

NOTES TO THE FINANCIAL STATEMENTS

3     Critical accounting judgements and estimates (continued)

Significant increase in credit risk

Performing assets are classified as either Stage 1 or Stage 2. An ECL allowance equivalent to 12 months expected losses is established against assets in Stage 1; assets classified as Stage 2 carry an ECL allowance equivalent to lifetime expected losses. Assets are transferred from Stage 1 to Stage 2 when there has been a significant increase in credit risk (SICR) since initial recognition.

The Group uses a quantitative test together with qualitative indicators to determine whether there has been a SICR for an asset. For retail, a deterioration in the Retail Master Scale of four grades for credit cards, personal loans or overdrafts, three grades for personal mortgages, or two grades in the Corporate Master Scale for UK motor finance accounts is treated as a SICR. For Commercial a doubling of PD with a minimum increase in PD of 1 per cent and a resulting change in the underlying grade is treated as a SICR. All financial assets are assumed to have suffered a SICR if they are more than 30 days past due.

The setting of precise trigger points combined with risk indicators requires judgement. The use of different trigger points may have a material impact upon the size of the ECL allowance. The Group monitors the effectiveness of SICR criteria on an ongoing basis.

Origination PDs

The assessment of whether there has been a significant increase in credit risk is a relative measure, dependent on an asset’s PD at origination. For assets existing at 1 January 2018, the initial application date of IFRS 9, this information is not generally available and consequently management judgement has been used to determine a reasonable basis for estimating the original PD. Management used various information sources, including regulatory PDs and credit risk data available at origination, or where this is not available the first available data. In addition, the Group has not created a forward looking view of PDs at initial recognition for the back book as to do so would involve the use of hindsight and could introduce the risk of bias. The use of proxies and simplifications is not considered to materially impact the ECL allowance on transition.

Post-model adjustments

Limitations in the Group’s impairment models may be identified through its on-going assessment of the models. In these circumstances, management judgement is used to make appropriate adjustments to the Group’s allowance for impairment losses. At 31 December 2018, post-model adjustments were predominantly made in respect of UK secured lending, for delayed repossessions and Past-Term Interest only.

Forward looking information

The measurement of expected credit losses is required to reflect an unbiased probability-weighted range of possible future outcomes. In order to do this, the Group has developed an economic model to project sixteen key impairment drivers using information derived mainly from external sources. These drivers include factors such as the unemployment rate, the house price index, commercial property prices and corporate credit spreads. The model-generated economic scenarios for the six years beyond 2018 are mapped to industry-wide historical loss data by portfolio. Combined losses across portfolios are used to rank the scenarios by severity of loss. Four scenarios from specified points along the loss distribution are selected to reflect the range of outcomes; the central scenario reflects the Group’s base case assumptions used for medium-term planning purposes, an upside and a downside scenario are also selected together with a severe downside scenario. Rare occurrences of adverse economic events can lead to relatively large credit losses which means that typically the most likely outcome is less than the probability-weighted outcome of the range of possible future events. To allow for this a relatively unlikely severe downside scenario is therefore included. At 1 January and 31 December 2018, the base case, upside and downside scenarios each carry a 30 per cent weighting; the severe downside scenario is weighted at 10 per cent. The choice of alternative scenarios and scenario weights is a combination of quantitative analysis and judgemental assessment to ensure that the full range of possible outcomes and material non-linearity of losses are captured. A committee under the chairmanship of the Chief Economist meets quarterly, to review and, if appropriate, recommend changes to the economic scenarios to the Chief Financial Officer and Chief Risk Officer. Findings dealing with all aspects of the expected credit loss calculation are presented to the Group Audit Committee.

For each major product grouping models have been developed which utilise historical credit loss data to produce PDs for each scenario; an overall weighted average PD is used to assist in determining the staging of financial assets and related ECL.

NOTES TO THE FINANCIAL STATEMENTS

3    Critical accounting judgements and estimates (continued)

The key UK economic assumptions made by the Group as at 31 December 2018 averaged over a five-year period are shown below:

Economic assumptions	Base Case %	Upside %	Downside %	Severe downside %
At 31 December 2018
Interest rate	1.25	2.34	1.30	0.71
Unemployment rate	4.5	3.9	5.3	6.9
House price growth	2.5	6.1	(4.8)	(7.5)
Commercial real estate price growth	0.4	5.3	(4.7)	(6.4)
At 1 January 2018
Interest rate	1.18	2.44	0.84	0.01
Unemployment rate	5.0	4.0	6.1	7.1
House price growth	2.7	7.0	(2.4)	(8.2)
Commercial real estate price growth	0.0	3.0	(2.5)	(5.4)

The Group’s base-case economic scenario has changed little over the year and reflects a broadly stable outlook for the economy. Although there remains considerable uncertainty about the economic consequences of the UK’s planned exit from the European Union, the Group considers that at this stage the range of possible economic outcomes is adequately reflected in its choice and weighting of scenarios. The averages shown above do not fully reflect the peak to trough changes in the stated assumptions over the period. The tables below illustrate the variability of the assumptions from the start of the scenario period to the peak and trough.

Economic assumptions – start to peak	Base Case %	Upside %	Downside %	Severe Downside %
At 31 December 2018
Interest rate	1.75	4.00	1.75	1.25
Unemployment rate	4.8	4.3	6.3	8.6
House price growth	13.7	34.9	0.6	(1.6)
Commercial real estate price growth	0.1	26.9	(0.5)	(0.5)

Economic assumptions – start to trough	Base Case %	Upside %	Downside %	Severe Downside %
At 31 December 2018
Interest rate	0.75	0.75	0.75	0.25
Unemployment rate	4.1	3.5	4.3	4.2
House price growth	0.4	2.3	(26.5)	(33.5)
Commercial real estate price growth	(0.1)	0.0	(23.8)	(33.8)

The table below shows the extent to which a higher ECL allowance has been recognised to take account of forward looking information from the weighted multiple economic scenarios.

Impact of multiple economic scenarios	Base Case £m	Probability weighted £m	Difference £m
At 31 December 2018	2,951	3,213	262

The table below shows the Group’s ECL for the upside and downside scenarios using a 100 per cent weighting compared to the base case scenario; both stage allocation and the ECL are based on the single scenario only. All non-modelled provisions, including management judgement, remain unchanged.

	Upside £m	Downside £m
ECL allowance	2,626	3,424

The impact of changes in the UK unemployment rate and House Price Index (HPI) have also been assessed. Although such changes would not be observed in isolation, as economic indicators tend to be correlated in a coherent scenario, this gives insight into the sensitivity of the Group’s ECL to changes in these two critical economic factors. The assessment has been made against the base case with the reported staging unchanged. The changes to HPI and the unemployment rate have been phased in to the forward-looking economic outlook over three years.

NOTES TO THE FINANCIAL STATEMENTS

3    Critical accounting judgements and estimates (continued)

The table below shows the impact on the Group’s ECL resulting from a decrease/increase in Loss Given Default for a 10 percentage point (pp) increase/decrease in the UK House Price Index (HPI).

	10pp increase in HPI	10pp decrease in HPI
ECL impact, £m	(114)	154

The table below shows the impact on the Group’s ECL resulting from a decrease/increase for a 1 percentage point (pp) increase/decrease in the UK unemployment rate.

	1pp increase in unemployment	1pp decrease in unemployment
ECL impact, £m	172	(155)

Defined benefit pension scheme obligations

The net asset recognised in the balance sheet at 31 December 2018 in respect of the Group’s defined benefit pension scheme obligations was £1,146 million (comprising an asset of £1,267 million and a liability of £121 million) (2017: a net asset of £586 million comprising an asset of £723 million and a liability of £137 million); and for the Bank was £667 million (comprising an asset of £704 million and a liability of £37 million) (2017: a net asset of £633 million comprising an asset of £673 million and liability of £40 million). The Group’s accounting policy for its defined benefit pension scheme obligations is set out in note 2(k).

The accounting valuation of the Group’s defined benefit pension schemes’ liabilities requires management to make a number of assumptions. The key areas of estimation uncertainty are the discount rate applied to future cash flows and the expected lifetime of the schemes’ members. The discount rate is required to be set with reference to market yields at the end of the reporting period on high quality corporate bonds in the currency and with a term consistent with the defined benefit pension schemes’ obligations. The average duration of the schemes’ obligations is approximately 18 years. The market for bonds with a similar duration is illiquid and, as a result, significant management judgement is required to determine an appropriate yield curve on which to base the discount rate. The cost of the benefits payable by the schemes will also depend upon the life expectancy of the members. The Group considers latest market practice and actual experience in determining the appropriate assumptions for both current mortality expectations and the rate of future mortality improvement. It is uncertain whether this rate of improvement will be sustained going forward and, as a result, actual experience may differ from current expectations. The effect on the net accounting surplus or deficit and on the pension charge in the Group’s income statement of changes to the principal actuarial assumptions is set out in part (v) of note 30.

NOTES TO THE FINANCIAL STATEMENTS

3    Critical accounting judgements and estimates (continued)

Recoverability of deferred tax assets

At 31 December 2018 the Group carried deferred tax assets on its balance sheet of £3,222 million (2017: £3,104 million) and the Bank carried deferred tax assets of £1,984 million (2017: £1,995 million) principally relating to tax losses carried forward.

Estimation of income taxes includes the assessment of recoverability of deferred tax assets. Deferred tax assets are only recognised to the extent they are considered more likely than not to be recoverable based on existing tax laws and forecasts of future taxable profits against which the underlying tax deductions can be utilised.

The Group has recognised a deferred tax asset of £3,783 million (2017: £4,011 million), and the Bank £2,284 million (2017: £2,433 million), in respect of UK trading losses carried forward. Substantially all of these losses have arisen in Bank of Scotland plc and Lloyds Bank plc, and they will be utilised as taxable profits arise in those legal entities in future periods.

The Group’s expectations as to the level of future taxable profits take into account the Group’s long-term financial and strategic plans, and anticipated future tax-adjusting items. In making this assessment, account is taken of business plans, the Board-approved operating plan and the expected future economic outlook as set out in the strategic report, as well as the risks associated with future regulatory change.

Under current law there is no expiry date for UK trading losses not yet utilised, although (since Finance Act 2016) banking losses that arose before 1 April 2015 can only be used against 25 per cent of taxable profits arising after 1 April 2016, and they cannot be used to reduce the surcharge on banking profits. This restriction in utilisation means that the value of the deferred tax asset is only expected to be fully recovered by 2033. It is possible that future tax law changes could materially affect the value of these losses ultimately realised by the Group.

As disclosed in note 31, deferred tax assets totalling £255 million (2017: £213 million) for the Group and £112 million (2017: £41 million) for the Bank have not been recognised in respect of certain capital and trading losses carried forward, unrelieved foreign tax credits and other tax deductions, as there are currently no expected future taxable profits against which these assets can be utilised.

Payment protection insurance and other regulatory provisions

At 31 December 2018, the Group carried provisions of £2,908 million (2017: £3,859 million) against the cost of making redress payments to customers and the related administration costs in connection with historical regulatory breaches, principally the mis-selling of payment protection insurance of £2,201 million (2017: £2,775 million); and the Bank carried provisions of £1,172 million (2017: £1,590 million) of which £919 million (2017: £1,348 million) related to payment protection insurance.

Determining the amount of the provisions, which represent management’s best estimate of the cost of settling these issues, requires the exercise of significant judgement. It will often be necessary to form a view on matters which are inherently uncertain, such as the scope of reviews required by regulators, the number of future complaints, the extent to which they will be upheld, the average cost of redress and the impact of legal decisions that may be relevant to claims received. Consequently the continued appropriateness of the underlying assumptions is reviewed on a regular basis against actual experience and other relevant evidence and adjustments made to the provisions where appropriate.

More detail on the nature of the assumptions that have been made and key sensitivities is set out in note 32.

Fair value of financial instruments

At 31 December 2018, the carrying value of the Group’s financial instrument assets held at fair value was £58,917 million (2017: £111,477 million), and its financial instrument liabilities held at fair value was £28,641 million (2017: £75,573 million). The carrying value of the Bank’s financial instrument assets held at fair value was £59,482 million (2017: £113,307 million) and financial liabilities was £32,265 million (2017: £79,312 million).

In accordance with IFRS 13 Fair Value Measurement, the Group categorises financial instruments carried on the balance sheet at fair value using a three level hierarchy. Financial instruments categorised as level 1 are valued using quoted market prices and therefore there is minimal judgement applied in determining fair value. However, the fair value of financial instruments categorised as level 2 and, in particular, level 3 is determined using valuation techniques including discounted cash flow analysis and valuation models.

The valuation techniques for level 2 and, particularly, level 3 financial instruments involve management judgement and estimates the extent of which depends on the complexity of the instrument and the availability of market observable information. In addition, in line with market practice, the Group applies credit, debit and funding valuation adjustments in determining the fair value of its uncollateralised derivative positions. A description of these adjustments is set out in note 44. Further details of the Group’s level 3 financial instruments and the sensitivity of their valuation including the effect of applying reasonably possible alternative assumptions in determining their fair value are also set out in note 44.

4    Segmental analysis

The Group provides a wide range of banking and financial services in the UK and in certain locations overseas. The Group Executive Committee (GEC) of the Lloyds Bank Group has been determined to be the chief operating decision maker for the Group. Following the transfer of HBOS to the Group on 1 January 2010, all of the trading activities of the Lloyds Banking Group are carried out within the Group and, as a result, the chief operating decision maker reviewed the Group’s performance by considering that of the Lloyds Banking Group. However, following the sale of the Group’s insurance business and certain other businesses as a result of the ring-fencing legislation this is no longer the case. Accordingly, the chief operating decision maker now reviews the results of the Group’s businesses separately.

As explained in note 1, the Group adopted IFRS 9 from 1 January 2018. In accordance with the transition requirements of IFRS 9, comparative information has not been restated and therefore the segmental results for 2018 reflect IFRS 9 and those for 2017 are in accordance with IAS 39.

The Group’s activities are organised into two financial reporting segments: Retail and Commercial Banking.

Retail offers a broad range of financial service products, including current accounts, savings, mortgages, motor finance and unsecured consumer lending to personal and small business customers.

Commercial Banking provides a range of products and services such as lending, transactional banking, working capital management, risk management and debt capital markets services to SMEs, corporates and financial institutions.

Other includes certain assets previously reported as outside of the Group’s risk appetite and income and expenditure not attributed to divisions, including the costs of certain central and head office functions.

NOTES TO THE FINANCIAL STATEMENTS

4    Segmental analysis (continued)

Inter-segment services are generally recharged at cost, with the exception of the internal commission arrangements between the UK branch and other distribution networks and the insurance product manufacturing businesses within the Group, where a profit margin is also charged. Inter-segment lending and deposits are generally entered into at market rates, except that non-interest bearing balances are priced at a rate that reflects the external yield that could be earned on such funds.

For the majority of those derivative contracts entered into by business units for risk management purposes, the business unit recognises the net interest income or expense on an accrual accounting basis and transfers the remainder of the movement in the fair value of the derivative to the central group segment where the resulting accounting volatility is managed where possible through the establishment of hedge accounting relationships. Any change in fair value of the hedged instrument attributable to the hedged risk is also recorded within the central group segment. This allocation of the fair value of the derivative and change in fair value of the hedged instrument attributable to the hedged risk avoids accounting asymmetry in segmental results and leads to accounting volatility, which is managed centrally and reported within Other.

	Retail £m	Commercial Banking £m	Other £m	Continuing operations £m
Year ended 31 December 2018
Net interest income	9,014	2,912	828	12,754
Other income	1,992	1,419	809	4,220
Total income	11,006	4,331	1,637	16,974
Costs	(7,724)	(2,134)	(1,910)	(11,768)
Trading surplus	3,282	2,197	(273)	5,206
Impairment (charge) credit	(862)	(77)	13	(926)
Profit before tax	2,420	2,120	(260)	4,280
External income	12,967	4,124	(117)	16,974
Inter-segment income	(1,961)	207	1,754	–
Segment income	11,006	4,331	1,637	16,974
Segment external assets	349,757	115,616	128,151	593,524
Segment external liabilities	261,019	137,614	155,141	553,774
Analysis of segment other income:
Current accounts	503	139	5	647
Credit and debit card fees	974	–	–	974
Commercial banking and treasury fees	–	271	–	271
Private banking and asset management	–	2	92	94
Factoring	–	83	–	83
Other fees and commissions	52	253	123	428
Fees and commissions receivable	1,529	748	220	2,497
Fees and commissions payable	(1,010)	(57)	(161)	(1,228)
Net fee and commission income	519	691	59	1,269
Operating lease income	1,305	36	–	1,341
Rental income from investment properties	–	–	–	–
Gains and losses on disposal of financial assets at fair value through other comprehensive income	–	–	268	268
Other income	168	692	482	1,342
Segment other income	1,992	1,419	809	4,220
Other segment items reflected in income statement above:
Depreciation and amortisation	1,573	278	498	2,349
Defined benefit scheme charges	121	48	231	400
Other segment items:
Additions to fixed assets	2,092	208	1,078	3,378
Investments in joint ventures and associates at end of year	4	–	1	5
F-26

NOTES TO THE FINANCIAL STATEMENTS

4    Segmental analysis (continued)

	Retail £m	Commercial Banking £m	Other £m	Continuing operations £m
Year ended 31 December 2017
Net interest income	8,691	3,052	621	12,364
Other income	2,236	2,041	711	4,988
Total income	10,927	5,093	1,332	17,352
Costs	(8,147)	(2,511)	(972)	(11,630)
Trading surplus	2,780	2,582	360	5,722
Impairment (charge) credit	(626)	(89)	28	(687)
Profit (loss) before tax	2,154	2,493	388	5,035
External income	12,859	3,436	1,057	17,352
Inter-segment income	(1,932)	1,657	275	–
Segment income	10,927	5,093	1,332	17,352
Segment external assets	350,322	177,731	140,750	668,803
Segment external liabilities	258,835	224,576	141,907	625,318
Analysis of segment other income:
Current accounts	572	135	5	712
Credit and debit card fees	945	4	–	949
Commercial banking and treasury fees	–	321	–	321
Private banking and asset management	–	5	93	98
Factoring	–	91	–	91
Other fees and commissions	95	273	247	615
Fees and commissions receivable	1,612	829	345	2,786
Fees and commissions payable	(873)	(50)	(101)	(1,024)
Net fee and commission income	739	779	244	1,762
Operating lease income	1,281	63	–	1,344
Rental income from investment properties	–	1	–	1
Gains and losses on disposal of available-for-sale financial assets	–	29	435	464
Other income	216	1,169	32	1,417
Segment other income	2,236	2,041	711	4,988
Other segment items reflected in income statement above:
Depreciation and amortisation	1,547	322	423	2,292
Defined benefit scheme charges	149	52	140	341
Other segment items:
Additions to fixed assets	2,431	130	862	3,423
Investments in joint ventures and associates at end of year	9	–	–	9
F-27

NOTES TO THE FINANCIAL STATEMENTS

4    Segmental analysis (continued)

	Retail £m	Commercial Banking £m	Other £m	Continuing operations £m
Year ended 31 December 2016
Net interest income	8,105	2,896	193	11,194
Other income	2,207	1,893	(814)	3,286
Total income	10,312	4,789	(621)	14,480
Costs	(7,215)	(2,485)	(2,051)	(11,751)
Trading surplus	3,097	2,304	(2,672)	2,729
Impairment (charge) credit	(579)	(12)	(161)	(752)
Profit (loss) before tax	2,518	2,292	(2,833)	1,977
External income	12,257	3,137	(914)	14,480
Inter-segment income	(1,945)	1,652	293	–
Segment income	10,312	4,789	(621)	14,480
Segment external assets	340,253	193,054	139,425	672,733
Segment external liabilities	265,128	231,450	133,160	629,738
Analysis of segment other income:
Current accounts	614	131	8	753
Credit and debit card fees	854	4	17	875
Commercial banking and treasury fees	–	303	–	303
Private banking and asset management	–	5	94	99
Factoring	–	112	–	112
Other fees and commissions	125	237	340	702
Fees and commissions receivable	1,593	792	459	2,844
Fees and commissions payable	(783)	(54)	(106)	(943)
Net fee and commission income	810	738	353	1,901
Operating lease income	1,142	83	–	1,225
Rental income from investment properties	–	3	–	3
Gains and losses on disposal of available-for-sale financial assets	–	17	558	575
Other income	255	1,052	(1,725)	(418)
Segment other income	2,207	1,893	(814)	3,286
Other segment items reflected in income statement above:
Depreciation and amortisation	1,345	236	629	2,300
Defined benefit scheme charges	141	51	79	271
Other segment items:
Additions to fixed assets	2,362	145	847	3,354
Investments in joint ventures and associates at end of year	9	28	22	59

Following the reduction in the Group’s non-UK activities, an analysis between UK and non-UK activities is no longer provided.

The Group’s discontinued operations were previously in its Insurance segment (see note 13).

F-28

NOTES TO THE FINANCIAL STATEMENTS

5    Net interest income

	Weighted average effective interest rate
	2018%	2017%	2016%	2018 £m	2017 £m	2016 £m
Interest and similar income:
Loans and advances to customers	3.23	3.18	3.35	15,049	14,554	15,344
Loans and advances to banks	0.76	0.41	0.35	462	253	243
Debt securities held at amortised cost	1.61	1.98	2.37	66	66	90
Interest receivable on financial assets held at amortised cost	2.93	2.84	2.96	15,577	14,873	15,677
Financial assets at fair value through other comprehensive income	1.98			639
Available-for-sale financial assets		1.96	1.88		980	763
Held-to-maturity investments		–	1.44		–	231
Total interest and similar income[1]	2.88	2.77	2.84	16,216	15,853	16,671
Interest and similar expense:
Deposits from banks, excluding liabilities under sale and repurchase agreements	1.36	1.18	0.69	(81)	(80)	(68)
Customer deposits, excluding liabilities under sale and repurchase agreements	0.60	0.56	0.75	(1,998)	(1,937)	(2,716)
Debt securities in issue[2]	0.10	0.18	0.95	(66)	(120)	(785)
Subordinated liabilities	10.18	10.03	11.49	(1,072)	(1,242)	(1,870)
Liabilities under sale and repurchase agreements	0.87	0.54	0.49	(245)	(110)	(38)
Total interest and similar expense[3]	0.78	0.77	1.14	(3,462)	(3,489)	(5,477)
Net interest income				12,754	12,364	11,194

1	Includes £31 million (2017: £12 million; 2016: £nil) of interest income on liabilities with negative interest rates.

2	The impact of the Group’s hedging arrangements is included on this line; excluding this impact the weighted average effective interest rate in respect of debt securities in issue would be 2.74 per cent (2017: 2.43 per cent; 2016: 2.76 per cent).

3	Includes £10 million (2017: £50 million; 2016: £51 million) of interest expense on assets with negative interest rates.

Included within interest and similar income is £222 million (2017: £179 million; 2016: £205 million) in respect of impaired financial assets. Net interest income also includes a credit of £691 million (2017: credit of £644 million; 2016: credit of £531 million) transferred from the cash flow hedging reserve (see note 36).

6    Net fee and commission income

	2018 £m	2017 £m	2016 £m
Fee and commission income:
Current accounts	647	712	753
Credit and debit card fees	974	949	875
Commercial banking and treasury fees	271	321	303
Private banking and asset management	94	98	99
Factoring	83	91	112
Other fees and commissions	428	615	702
Total fee and commission income	2,497	2,786	2,844
Fee and commission expense	(1,228)	(1,024)	(943)
Net fee and commission income	1,269	1,762	1,901

Fees and commissions which are an integral part of the effective interest rate form part of net interest income shown in note 5. Fees and commissions relating to instruments that are held at fair value through profit or loss are included within net trading income shown in note 7.

The Group adopted IFRS 15 ‘Revenue from Contracts with Customers’ on 1 January 2018, comparatives have not been restated. Further details on the impact of the new accounting standard, which was not significant, are set out in note 50. At 31 December 2018, the Group held on its balance sheet £98 million in respect of these services and £140 million in respect of amounts received from customers for services to be provided after the balance sheet date. Current unsatisfied performance obligations amount to £285 million at 31 December 2018; the Group expects to receive substantially all of this revenue by 2021.

The most significant performance obligations undertaken by the Group are the provision of bank account and transactional services and other value added offerings in respect of current accounts; factoring and loan commitments for commercial customers; and card services to cardholders and merchants in respect of credit cards and debit cards.

F-29

NOTES TO THE FINANCIAL STATEMENTS

7    Net trading income

	2018 £m	2017 £m	2016 £m
Foreign exchange translation gains (losses)	132	(151)	761
Gains on foreign exchange trading transactions	235	517	535
Total foreign exchange	367	366	1,296
Investment property gains	–	–	2
Securities and other gains (see below)	41	407	(356)
Net trading income	408	773	942

Securities and other gains comprise net gains and losses arising on assets and liabilities held at fair value through profit or loss as follows:

	2018 £m	2017 £m	2016 £m
Net income arising on assets and liabilities mandatorily held at fair value through profit or loss:
Financial instruments held for trading	127	180	(550)
Other financial instruments mandatorily held at fair value through profit or loss:
Debt securities, loans and advances	11	132	85
Equity shares	86	239	263
	224	551	(202)
Net (expense) income arising on assets and liabilities designated at fair value through profit or loss	(183)	(144)	(154)
Securities and other gains	41	407	(356)

8    Other operating income

	2018 £m	2017 £m	2016 £m
Operating lease rental income	1,341	1,344	1,225
Rental income from investment properties (note 23)	–	1	3
Gains less losses on disposal of financial assets at fair value through other comprehensive income (2017: available-for-sale financial assets) (note 36)	268	464	575
Liability management	–	(14)	(2,019)
Share of results of joint ventures and associates	5	2	(1)
Other income	929	656	660
Total other operating income	2,543	2,453	443

Liability management

In 2016 losses of £2,019 million arose on transactions undertaken as part of the Group’s management of wholesale funding and capital; the loss in 2016 principally reflected transactions related to the Lloyds Banking Group’s tender offers and redemptions in respect of its Enhanced Capital Notes which completed in March 2016 and a loss of £1,026 million which arose pursuant to a restructuring of the Bank’s capital instruments in June 2016.

F-30

NOTES TO THE FINANCIAL STATEMENTS

9    Operating expenses

	2018 £m	2017 £m	2016 £m
Staff costs:
Salaries	2,379	2,540	2,609
Performance-based compensation	485	464	475
Social security costs	330	343	345
Pensions and other post-retirement benefit schemes (note 30)	688	583	525
Restructuring costs	247	22	241
Other staff costs	444	466	433
	4,573	4,418	4,628
Premises and equipment:
Rent and rates	364	364	363
Repairs and maintenance	189	231	186
Other	126	95	118
	679	690	667
Other expenses:
Communications and data processing	1,116	880	846
Advertising and promotion	192	207	197
Professional fees	230	312	233
Other	673	701	609
	2,211	2,100	1,885
Depreciation and amortisation:
Depreciation of property, plant and equipment (note 23)	1,849	1,939	1,759
Amortisation of other intangible assets (note 22)	500	353	541
	2,349	2,292	2,300
Impairment of goodwill (note 21)	–	8	–
Total operating expenses, excluding regulatory provisions	9,812	9,508	9,480
Regulatory provisions
Payment protection insurance provision (note 32)	1,395	1,300	1,350
Other regulatory provisions (note 32)	561	822	921
	1,956	2,122	2,271
Total operating expenses	11,768	11,630	11,751
The average number of persons on a headcount basis employed by the Group during the year was as follows:
	2018	2017	2016
UK	71,017	72,644	76,914
Overseas	769	794	812
Total	71,786	73,438	77,726
F-31

NOTES TO THE FINANCIAL STATEMENTS

10    Auditors’ remuneration

Fees payable to the Bank’s auditors

During the year the auditors earned the following fees:

	2018 £m	2017 £m	2016 £m
Fees payable for the audit of the Bank’s current year annual report	3.8	3.5	3.0
Fees payable for other services:
Audit of the Bank’s subsidiaries pursuant to legislation	10.2	9.9	10.6
Other services supplied pursuant to legislation	1.5	2.3	2.6
Other services – audit-related fees	–	–	0.1
Taxation compliance services	–	–	0.2
All other services	0.1	1.4	0.2
Total fees payable to the Bank’s auditors	15.6	17.1	16.7

The following types of services are included in the categories listed above:

Audit fees: This category includes fees in respect of the audit of the Group’s annual financial statements and other services in connection with regulatory filings. Other services supplied pursuant to legislation relate primarily to the costs associated with the Sarbanes-Oxley Act audit requirements together with the cost of the audit of the financial statements of Lloyds Banking Group filed on Form 20-F.

Audit related fees: This category includes fees in respect of services for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements, for example acting as reporting accountants in respect of debt prospectuses required by the listing rules.

Services relating to taxation: Following a change in policy in 2017, the Group’s auditors are not engaged to provide tax services except in exceptional circumstances and where permitted by applicable guidance.

Other non-audit fees: This category includes due diligence relating to corporate finance, including venture capital transactions and other assurance and advisory services.

It is the Group’s policy to use the auditors on assignments in cases where their knowledge of the Group means that it is neither efficient nor cost effective to employ another firm of accountants. Such assignments typically relate to assistance in transactions involving the acquisition and disposal of businesses and accounting advice.

Lloyds Banking Group has procedures that are designed to ensure auditor independence for Lloyds Banking Group plc and all of its subsidiaries, including prohibiting certain non-audit services. All statutory audit work as well as most non-audit assignments must be pre-approved by the Lloyds Banking Group audit committee (the Audit Committee) on an individual engagement basis; for certain types of non-audit engagements where the fee is ‘de minimis’ the Audit Committee has pre-approved all assignments subject to confirmation by management. On a quarterly basis, the Audit Committee receives and reviews a report detailing all pre-approved services and amounts paid to the auditors for such pre-approved services.

During the year the auditors also earned fees payable by entities outside the consolidated Lloyds Bank Group in respect of the following:

	2018 £m	2017 £m	2016 £m
Audits of the Group pension schemes	0.1	0.1	0.3
Audits of unconsolidated Open Ended Investment Companies managed by the Group	0.1	0.3	0.4
Reviews of the financial position of corporate and other borrowers	0.4	0.2	–
Acquisition due diligence and other work performed in respect of potential venture capital investments	–	0.1	1.0
F- 32

NOTES TO THE FINANCIAL STATEMENTS

11    Impairment

	Stage 1 £m	Stage 2 £m	Stage 3 £m	Purchased or originated credit- impaired £m	Total £m
Year ended 31 December 2018
Impact of transfers between stages	(10)	18	445	–	453
Other changes in credit quality	(23)	(14)	545	69	577
Additions (repayments)	19	(84)	27	(69)	(107)
Methodology changes	(71)	(21)	72	–	(20)
Other items	(13)	–	36	–	23
Other items impacting the impairment charge	(88)	(119)	680	–	473
Total impairment	(98)	(101)	1,125	–	926

In respect of:
Loans and advances to banks	1	–	–	–	1
Loans and advances to customers	(65)	(53)	1,129	–	1,011
Impairment charge on drawn balances	(64)	(53)	1,129	–	1,012
Loan commitments and financial guarantees	(20)	(48)	(4)	–	(72)
Financial assets at fair value through other comprehensive income	(14)	–	–	–	(14)
Total impairment	(98)	(101)	1,125	–	926

The Group’s impairment charge comprises the following items:

Transfers between stages

The net impact on the impairment charge of transfers between stages.

Other changes in credit quality

Changes in loss allowance as a result of movements in risk parameters that reflect changes in customer quality, but which have not resulted in a transfer to a different stage. This also contains the impact on the impairment charge as a result of write-offs and recoveries, where the related loss allowances are reassessed to reflect ultimate realisable or recoverable value.

Additions (repayments)

Expected loss allowances are recognised on origination of new loans or further drawdowns of existing facilities. Repayments relate to the reduction of loss allowances as a result of repayments of outstanding balances.

Methodology changes

Increase or decrease in impairment charge as a result of adjustments to the models used for expected credit loss calculations; as either changes to the model inputs (risk parameters) or to the underlying assumptions.

	2017 £m	2016 £m
Impairment losses on loans and receivables:
Loans and advances to customers	696	592
Debt securities classified as loans and receivables	(6)	–
Total impairment losses on loans and receivables	690	592
Impairment of available-for-sale financial assets	6	173
Other credit risk provisions	(9)	(13)
Total impairment charged to the income statement	687	752

Movements in the Group’s impairment allowances are shown in note 18.

F- 33

NOTES TO THE FINANCIAL STATEMENTS

12    Taxation

a Analysis of tax expense for the year

	2018 £m	2017 £m	2016 £m
UK corporation tax:
Current tax on profit for the year	(1,182)	(1,103)	(460)
Adjustments in respect of prior years	(10)	119	155
	(1,192)	(984)	(305)
Foreign tax:
Current tax on profit for the year	(24)	(40)	(20)
Adjustments in respect of prior years	–	11	2
	(24)	(29)	(18)
Current tax expense	(1,216)	(1,013)	(323)

Deferred tax (note 31):
Current year	(234)	(511)	(617)
Adjustments in respect of prior years	(1)	(78)	(7)
	(235)	(589)	(624)
Tax expense	(1,451)	(1,602)	(947)

b Factors affecting the tax expense for the year

The UK corporation tax rate for the year was 19.0 per cent (2017: 19.25 per cent; 2016: 20 per cent). An explanation of the relationship between tax expense and accounting profit is set out below:

	2018 £m	2017 £m	2016 £m
Profit before tax from continuing operations	4,280	5,035	1,977
UK corporation tax thereon	(813)	(969)	(395)
Impact of surcharge on banking profits	(410)	(452)	(266)
Remeasurement of deferred tax due to rate changes	18	(21)	(241)
Non-deductible costs: conduct charges	(189)	(287)	(289)
Other non-deductible costs	(74)	(50)	(144)
Non-taxable income	25	28	147
Tax-exempt gains on disposals	11	109	18
(Derecognition) recognition of losses that arose in prior years	(9)	–	62
Differences in overseas tax rates	1	(11)	11
Adjustments in respect of prior years	(11)	52	150
Tax effect of share of results of joint ventures	–	(1)	(1)
Other items	–	–	1
Tax expense on profit from continuing operations	(1,451)	(1,602)	(947)

13    Disposal group

At 31 December 2017, the Group classified the assets and liabilities of the Scottish Widows Group as a held-for-sale disposal group on the basis that a sale of its operations to its ultimate holding company, Lloyds Banking Group plc, was expected to occur within 12 months; this sale completed in May 2018.

The Group has not recognised any impairment relating to disposal groups classified as held for sale during 2017 or 2018.

Scottish Widows represented the entirety of the Group’s insurance business and consequently these operations have been classified as discontinued and the profit after tax from these activities reported as a single line on the Group’s income statement.

In order to fairly reflect the results and financial position of the Group’s continuing operations and its discontinued operations, transactions that the continuing operations have with the discontinued operations are reported on the relevant line in the Group’s income statement or balance sheet, with the matching transaction similarly reported in the discontinued operations income statement or balance sheet within the Group’s disposal group. All such transactions fully eliminate within the Group’s statutory consolidation and there is no net impact on profit before tax or equity.

F- 34

NOTES TO THE FINANCIAL STATEMENTS

13    Disposal group (continued)

(1)    Income statement

The results of the discontinued operations are as follows:

	2018 £ million	2017 £ million	2016 £ million
Interest and similar income	14	228	78
Interest and similar expense	(3)	(1,541)	(2,225)
Net interest income	11	(1,313)	(2,147)

Fee and commission income	106	373	465
Fee and commission expense	(180)	(553)	(676)
Net fee and commission income	(74)	(180)	(211)
Net trading income (see (a) below)	(790)	10,977	17,590
Insurance premium income (see (b) below)	2,714	7,930	8,068
Other operating income	205	102	750
Other income	2,055	18,829	26,197
Total income	2,066	17,516	24,050
Insurance claims (see (c) below)	(1,363)	(15,578)	(22,344)
Total income, net of insurance claims	703	1,938	1,706
Operating expenses	(333)	(995)	(1,127)
Trading surplus	370	943	579
Profit on disposal of the discontinued operations	1,010	–	–
Profit before tax	1,380	943	579
Tax expense	(66)	(147)	(406)
Profit after tax from discontinued operations	1,314	796	173

(a)	Net trading income
	2018 £m	2017 £m	2016 £m
Foreign exchange translation gains	31	130	293
Gains on foreign exchange trading transactions	–	–	7
Total foreign exchange	31	130	300
Investment property gains	45	231	(85)
Securities and other gains (see below)	(866)	10,616	17,375
Net trading income	(790)	10,977	17,590

Securities and other gains comprise net gains arising on assets and liabilities held at fair value through profit or loss and for trading as follows:

	2018 £m	2017 £m	2016 £m
Net income arising on assets designated at fair value through profit or loss:
Debt securities, loans and advances	(426)	990	4,714
Equity shares	(535)	9,556	12,269
Total net gains arising on assets designated at fair value through profit or loss	(961)	10,546	16,983
Net gains on financial instruments held for trading	95	70	392
Securities and other gains	(866)	10,616	17,375

(b)    Insurance premium income

	2018 £m	2017 £m	2016 £m
Life insurance
Gross premiums:
Life and pensions	2,198	6,273	5,613
Annuities	366	1,082	1,685
	2,564	7,355	7,298
Ceded reinsurance premiums	(73)	(168)	(88)
Net earned premiums	2,491	7,187	7,210
Non-life insurance
Net earned premiums	223	743	858
Total net earned premiums	2,714	7,930	8,068

(c)	Insurance claims

Insurance claims comprise:	2018 £m	2017 £m	2016 £m
Life insurance and participating investment contracts
Claims and surrenders	(2,788)	(8,898)	(8,617)
Change in insurance and participating investment contracts	1,533	(9,067)	(14,160)
Change in non-participating investment contracts	(73)	2,836	679
	(1,328)	(15,129)	(22,098)
Reinsurers’ share	86	35	106
	(1,242)	(15,094)	(21,992)
Change in unallocated surplus	14	(147)	14
Total life insurance and participating investment contracts	(1,228)	(15,241)	(21,978)
Non-life insurance
Total non-life insurance claims, net of reinsurance	(135)	(337)	(366)
Total insurance claims	(1,363)	(15,578)	(22,344)
Life insurance and participating investment contracts gross claims and surrenders can also be analysed as follows:
Deaths	(267)	(675)	(635)
Maturities	(393)	(1,280)	(1,347)
Surrenders	(1,734)	(5,674)	(5,444)
Annuities	(336)	(985)	(949)
Other	(58)	(284)	(242)
Total life insurance gross claims and surrenders	(2,788)	(8,898)	(8,617)
F- 35

NOTES TO THE FINANCIAL STATEMENTS

13 Disposal group (continued)

(2) Balance sheet

The assets and liabilities of the disposal group at 31 December 2017 were as follows:

2017 £ million
Assets
Financial assets at fair value through profit or loss (see (a) below)	125,051
Derivative financial instruments	3,465
Loans and advances to banks	2,337
Due from fellow Lloyds Banking Group undertakings	1,721
Financial assets held at amortised cost	4,058
Goodwill	1,836
Value of in-force business	4,839
Other intangible assets	169
Property, plant and equipment	3,655
Deferred tax assets	1
Other assets	11,153
Total assets of disposal group	154,227

2017 £ million
Liabilities
Deposits from banks	916
Due to fellow Lloyds Banking Group undertakings	2,063
Derivative financial instruments	3,147
Debt securities in issue	1,794
Liabilities arising from insurance contracts and participating investment contracts	103,434
Liabilities arising from non-participating investment contracts	15,447
Other liabilities	16,049
Retirement benefit obligations	77
Current tax liabilities	187
Deferred tax liabilities	823
Other provisions	236
Subordinated liabilities	2,345
Total liabilities of disposal group	146,518

(a)	Financial assets at fair value through profit or loss
2017 £m
Debt securities:
Government securities	11,259
Other public sector securities	1,527
Asset-backed securities:
Mortgage-backed securities	211
Other asset-backed securities	7,681
Corporate and other debt securities	18,194
Total debt securities	38,872
Equity shares	86,179
Total financial assets at fair value through profit or loss	125,051
F-36

NOTES TO THE FINANCIAL STATEMENTS

14    Financial assets at fair value through profit or loss

	The Group		The Bank
	2018 £m	2017 £m	2018 £m	2017 £m
Trading assets	19,462	42,830	19,420	42,839
Other financial assets mandatorily at fair value through profit or loss	3,794	2,778	1,423	1,138
Total	23,256	45,608	20,843	43,977

These assets are comprised as follows:

	The Group				The Bank
	2018		2017		2018		2017
	Trading assets £m	Other financial assets mandatorily at fair value through profit or loss £m	Trading assets £m	Other financial assets mandatorily at fair value through profit or loss £m	Trading assets £m	Other financial assets mandatorily at fair value through profit or loss £m	Trading assets £m	Other financial assets mandatorily at fair value through profit or loss £m
Loans and advances to customers	16,891	3,120	30,568	–	16,891	899	30,568	–
Loans and advances to banks	236	–	1,614	–	236	–	1,614	–
Debt securities:
Government securities	2,293	–	9,836	928	2,293	–	9,834	928
Other public sector securities	–	–	–	–	–	–	–	–
Bank and building society certificates of deposit	–	–	–	222	–	–	–	–
Asset-backed securities:
Mortgage-backed securities	–	–	189	–	–	–	189	–
Other asset-backed securities	20	–	95	–	–	–	95	–
Corporate and other debt securities	22	518	528	1,560	–	518	539	210
	2,335	518	10,648	2,710	2,293	518	10,657	1,138
Equity shares	–	156	–	50	–	6	–	–
Treasury bills and other bills	–	–	–	18	–	–	–	–
Total	19,462	3,794	42,830	2,778	19,420	1,423	42,839	1,138

At 31  December  2018 £4,248  million (2017:  £11,945  million) of trading and other financial assets at fair value through profit or loss of the Group and £3,030 million (2017: £11,895 million) of the Bank had a contractual residual maturity of greater than one year.

For amounts included above which are subject to repurchase and reverse repurchase agreements see note 44.

NOTES TO THE FINANCIAL STATEMENTS

15    Derivative financial instruments

The fair values and notional amounts of derivative instruments are set out in the following table:

	2018			2017
The Group	Contract/ notional amount £m	Fair value assets £m	Fair value liabilities £m	Contract/ notional amount £m	Fair value assets £m	Fair value liabilities £m
Trading
Exchange rate contracts:
Spot, forwards and futures	22,422	797	710	25,736	1,001	751
Currency swaps	155,993	2,419	1,401	226,572	3,414	3,531
Options purchased	2,596	64	–	8,191	580	–
Options written	2,590	–	64	6,684	–	627
	183,601	3,280	2,175	267,183	4,995	4,909
Interest rate contracts:
Interest rate swaps	1,903,166	6,311	7,071	2,254,135	14,566	14,476
Forward rate agreements	97,140	4	5	239,797	5	1
Options purchased	7,982	124	–	30,943	1,912	–
Options written	6,847	–	141	32,817	–	2,378
Futures	–	–	–	33,490	1	2
	2,015,135	6,439	7,217	2,591,182	16,484	16,857
Credit derivatives	3,330	22	31	4,264	77	416
Equity and other contracts	1,563	69	381	5,515	696	653
Total derivative assets/liabilities held for trading	2,203,629	9,810	9,804	2,868,144	22,252	22,835
Hedging
Derivatives designated as fair value hedges:
Cross currency swaps	490	3	29	1,327	19	38
Interest rate swaps (including swap options)	150,971	947	187	114,045	1,164	657
	151,461	950	216	115,372	1,183	695
Derivatives designated as cash flow hedges:
Cross currency swaps	8,024	175	47	7,310	120	114
Interest rate swaps	556,945	358	844	549,099	597	1,055
Futures	–	–	–	73,951	–	–
	564,969	533	891	630,360	717	1,169
Total derivative assets/liabilities held for hedging	716,430	1,483	1,107	745,732	1,900	1,864
Total recognised derivative assets/liabilities	2,920,059	11,293	10,911	3,613,876	24,152	24,699

The notional amount of the contract does not represent the Group’s real exposure to credit risk which is limited to the current cost of replacing contracts with a positive value to the Group should the counterparty default. To reduce credit risk the Group uses a variety of credit enhancement techniques such as netting and collateralisation, where security is provided against the exposure. Further details are provided in note 47 Credit risk.

NOTES TO THE FINANCIAL STATEMENTS

15    Derivative financial instruments (continued)

The Group holds derivatives as part of the following strategies:

–	Customer driven, where derivatives are held as part of the provision of risk management products to Group customers;
–	To manage and hedge the Group’s interest rate and foreign exchange risk arising from normal banking business. The hedge accounting strategy adopted by the Group is to utilise a combination of fair value and cash flow hedge approaches as described in note 47; and
–	Derivatives held in policyholders funds as permitted by the investment strategies of those funds.

The principal derivatives used by the Group are as follows:

–	Interest rate related contracts include interest rate swaps, forward rate agreements and options. An interest rate swap is an agreement between two parties to exchange fixed and floating interest payments, based upon interest rates defined in the contract, without the exchange of the underlying principal amounts. Forward rate agreements are contracts for the payment of the difference between a specified rate of interest and a reference rate, applied to a notional principal amount at a specific date in the future. An interest rate option gives the buyer, on payment of a premium, the right, but not the obligation, to fix the rate of interest on a future loan or deposit, for a specified period and commencing on a specified future date.
–	Exchange rate related contracts include forward foreign exchange contracts, currency swaps and options. A forward foreign exchange contract is an agreement to buy or sell a specified amount of foreign currency on a specified future date at an agreed rate. Currency swaps generally involve the exchange of interest payment obligations denominated in different currencies; the exchange of principal can be notional or actual. A currency option gives the buyer, on payment of a premium, the right, but not the obligation, to sell specified amounts of currency at agreed rates of exchange on or before a specified future date.
–	Credit derivatives, principally credit default swaps, are used by the Group as part of its trading activity and to manage its own exposure to credit risk. A credit default swap is a swap in which one counterparty receives a premium at pre-set intervals in consideration for guaranteeing to make a specific payment should a negative credit event take place.
–	Equity derivatives are also used by the Group as part of its equity-based retail product activity to eliminate the Group’s exposure to fluctuations in various international stock exchange indices. Index-linked equity options are purchased which give the Group the right, but not the obligation, to buy or sell a specified amount of equities, or basket of equities, in the form of published indices on or before a specified future date.

Details of the Group’s hedging instruments are set out below:

	Maturity
The Group – 31 December 2018	Up to 1 month £m	1-3 months £m	3-12 months £m	1-5 years £m	Over 5 years £m	Total £m
Fair value hedges
Interest rate
Cross currency swap
Notional	–	36	–	283	171	490
Average fixed interest rate	–	4.82%	–	5.88%	4.44%
Average EUR/USD exchange rate	–	–	–	1.13	–
Average USD/GBP exchange rate	–	–	–	1.30	–
Average NOK/GBP exchange rate	–	9.22	–	9.19	9.03
Interest rate swap
Notional	393	417	32,876	86,451	30,834	150,971
Average fixed interest rate	1.38%	2.06%	1.65%	1.75%	2.98%
Cash flow hedges
Foreign exchange
Currency swap
Notional	67	–	642	1,412	5,903	8,024
Average USD/EUR exchange rate	1.15	–	1.14	1.10	0.00
Average USD/GBP exchange rate	–	–	1.28	1.21	1.28
Interest rate
Interest rate swap
Notional	4,874	11,204	66,312	292,712	181,843	556,945
Average fixed interest rate	1.47%	1.03%	0.99%	1.46%	1.85%
F-39

NOTES TO THE FINANCIAL STATEMENTS

15    Derivative financial instruments (continued)

The carrying amounts of the Group’s hedging instruments are as follows:

	Carrying amount of the hedging instrument
The Group – 31 December 2018	Contract/notional amount £m	Assets £m	Liabilities £m	Changes in fair value used for calculating hedge ineffectiveness (YTD) £m
Fair value hedges
Interest rate
Currency swaps	490	3	29	(10)
Interest rate swaps	150,971	947	187	135
Cash flow hedges
Foreign exchange
Currency swaps	8,024	175	47	104
Interest rate
Interest rate swaps	556,945	358	844	(789)

All amounts are held within derivative financial instruments.

The Group’s hedged items are as follows:

			Accumulated amount of		Change in
	Carrying amount of the		fair value adjustment on		fair value of	Cash flow hedge/currency
	hedged item		the hedged item		hedged item for	translation reserve
The Group – 31 December 2018	Assets £m	Liabilities £m	Assets £m	Liabilities £m	ineffectiveness assessment (YTD) £m	Continuing hedges £m	Discontinued hedges £m
Fair value hedges
Interest rate
Fixed rate mortgages[1]	53,136	–	(45)	–	(173)
Fixed rate issuance[2]	–	44,009	–	1,545	750
Fixed rate borrowings[3]	–	6,528	–	(103)	12
Fixed rate bonds[4]	23,285	–	232	–	(666)
Cash flow hedges
Foreign exchange
Foreign currency issuance[2]					(40)	12	266
Customer deposits[5]					(62)	70	(78)
Interest rate
Customer loans[1]					478	860	259
Central bank balances[6]					(16)	30	20
Customer deposits[5]					(131)	(8)	(7)

1	Included within loans and advances to customers.

2	Included within debt securities in issue.

3	Included within amounts due to fellow Lloyds Banking Group undertakings.

4	Included within financial assets at fair value through other comprehensive income.

5	Included within customer deposits.

6	Included within cash and balances at central banks.

The accumulated amount of fair value hedge adjustments remaining in the balance sheet for hedged items that have ceased to be adjusted for hedging gains and losses is a liability of £158 million.

NOTES TO THE FINANCIAL STATEMENTS

15    Derivative financial instruments (continued)

Gains and losses arising from hedge accounting are summarised as follows:

			Amounts reclassified from reserves to
			income statement as:
The Group – 31 December 2018	Gain (loss) recognised in other comprehensive income £m	Hedge ineffectiveness recognised in the income statement[1] £m	Hedged item affected income statement £m	Income statement line item that includes reclassified amount
Fair value hedges
Interest rate
Fixed rate mortgages		106
Fixed rate issuance		(33)
Fixed rate borrowings		2
Fixed rate bonds		(27)
Cash flow hedges
Foreign exchange
Foreign currency issuance	(31)	–	(71)	Interest expense
Customer deposits	(22)	(2)	(32)	Interest expense
Interest rate
Customer loans	(435)	(17)	(467)	Interest income
Central bank balances	(63)	(5)	(52)	Interest income
Customer deposits	(49)	(1)	(69)	Interest expense

1	Hedge ineffectiveness is included in the income statement within net trading income.

There were no forecast transactions for which cash flow hedge accounting had to cease in 2018 as a result of the highly probable cash flows no longer being expected to occur.

Hedge ineffectiveness is included in the income statement within net trading income.

At 31 December 2018 £9,861 million of total recognised derivative assets of the Group and £9,665 million of total recognised derivative liabilities of the Group (2017: £21,654 million of assets and £20,505 million of liabilities) had a contractual residual maturity of greater than one year.

	2018			2017
The Bank	Contract/ notional amount £m	Fair value assets £m	Fair value liabilities £m	Contract/ notional amount £m	Fair value assets £m	Fair value liabilities £m
Trading
Exchange rate contracts:
Spot, forwards and futures	19,965	573	706	28,399	916	809
Currency swaps	186,701	3,003	2,068	255,181	3,908	3,964
Options purchased	2,596	64	–	8,090	574	–
Options written	2,590	–	64	6,560	–	625
	211,852	3,640	2,838	298,230	5,398	5,398
Interest rate contracts:
Interest rate swaps	2,463,556	11,062	10,123	2,822,741	18,294	17,787
Forward rate agreements	103,654	5	6	242,787	6	2
Options purchased	8,224	125	–	30,496	1,827	–
Options written	6,856	–	152	31,952	11	2,245
Futures	–	–	–	92,196	1	2
	2,582,290	11,192	10,281	3,220,172	20,139	20,036
Credit derivatives	6,775	99	55	5,801	118	443
Equity and other contracts	1,471	68	57	5,541	335	311
Total derivative assets/liabilities held for trading	2,802,388	14,999	13,231	3,529,744	25,990	26,188
Hedging
Derivatives designated as fair value hedges:
Cross currency swaps	490	3	29	1,327	19	38
Interest rate swaps (including swap options)	153,223	385	1,256	120,076	712	2,008
	153,713	388	1,285	121,403	731	2,046
Derivatives designated as cash flow hedges:
Currency swaps	541	15	1	–	–	–
Interest rate swaps	146,018	29	29	127,228	43	33
Futures	–	–	–	14,985	–	–
	146,559	44	30	142,213	43	33
Total derivative assets/liabilities held for hedging	300,272	432	1,315	263,616	774	2,079
Total recognised derivative assets/liabilities	3,102,660	15,431	14,546	3,793,360	26,764	28,267
F-41

NOTES TO THE FINANCIAL STATEMENTS

15    Derivative financial instruments (continued)

Details of the Bank’s hedging instruments are set out below:

	Maturity
The Bank – 31 December 2018	Up to 1 month £m	1-3 months £m	3-12 months £m	1-5 years £m	Over 5 years £m	Total £m
Fair value hedges
Interest rate
Cross currency swap
Notional	–	36	–	283	171	490
Average fixed interest rate	–	4.82%	–	5.88%	4.44%
Average EUR/USD exchange rate	–	–	–	1.13	–
Average USD/GBP exchange rate	–	–	–	1.30	–
Average NOK/GBP exchange rate	–	9.22	–	9.19	9.03
Interest rate swap
Notional	458	421	33,667	87,350	31,327	153,223
Average fixed interest rate	1.33%	2.09%	1.72%	1.78%	2.97%
Cash flow hedges
Foreign exchange
Currency swap
Notional	–	–	280	261	–	541
Average USD/EUR exchange rate	–	–	1.12	1.10	–
Average USD/GBP exchange rate	–	–	–	1.42	–
Interest rate
Interest rate swap
Notional	1,199	4,170	16,653	75,609	48,387	146,018
Average fixed interest rate	1.33%	1.52%	1.57%	1.69%	2.15%

The carrying amounts of the Bank’s hedging instruments are as follows:

	Carrying amount of the hedging instrument
The Bank – 31 December 2018	Contract/notional amount £m	Assets £m	Liabilities £m	Changes in fair value used for calculating hedge ineffectiveness (YTD) £m
Fair value hedges
Interest rate
Currency swaps	490	3	29	(10)
Interest rate swaps	153,223	385	1,256	272
Cash flow hedges
Foreign exchange
Currency swaps	541	15	1	41
Interest rate
Interest rate swaps	146,018	29	29	(389)

All amounts are held within derivative financial instruments.

NOTES TO THE FINANCIAL STATEMENTS

15    Derivative financial instruments (continued)

The Bank’s hedged items are as follows:

	Carrying amount of the hedged item		Accumulated amount of fair value adjustment on the hedged item		Change in fair value of hedged item for ineffectiveness assessment (YTD)	Cash flow hedge/currency translation reserve
The Bank – 31 December 2018	Assets £m	Liabilities £m	Assets £m	Liabilities £m	£m	Continuing hedges £m	Discontinued hedges £m
Fair value hedges
Interest rate
Fixed rate issuance[1]	–	34,881	–	791	334
Fixed rate borrowings[2]	–	6,528	–	(103)	12
Fixed rate bonds[3]	23,105	–	232	–	(666)
Cash flow hedges
Foreign exchange
Foreign currency issuance[1]					(41)	11	26
Interest rate
Customer loans[4]					376	982	620
Central bank balances[5]					(107)	83	–
Customer deposits[6]					(7)	(14)	(9)

1	Included within debt securities in issue.

2	Included within amounts due to fellow Lloyds Banking Group undertakings.

3	Included within financial assets at fair value through other comprehensive income.

4	Included within loans and advances to customers.

5	Included within cash and balances at central banks.

6	Included within customer deposits.

The accumulated amount of fair value hedge adjustments remaining in the balance sheet for hedged items that have ceased to be adjusted for hedging gains and losses is an asset of £54 million.

Gains and losses arising from hedge accounting are summarised as follows:

			Amounts reclassified from reserves to income statement as:
The Bank – 31 December 2018	Gain (loss) recognised in other comprehensive income £m	Hedge ineffectiveness recognised in the income statement[1] £m	Hedged item affected income statement £m	Income statement line item that includes reclassified amount
Fair value hedges
Interest rate
Fixed rate issuance		(33)
Fixed rate borrowings		2
Fixed rate bonds		(27)
Cash flow hedges
Foreign exchange
Foreign currency issuance	40	–	(1)	Interest expense
Interest rate
Customer loans	(504)	(37)	(567)	Interest income
Central bank balances	83	15	(67)	Interest income
Customer deposits	8	1	7	Interest expense

1	Hedge ineffectiveness is included in the income statement within net interest income.

There were no forecast transactions for which cash flow hedge accounting had to cease in 2018 as a result of the highly probable cash flows no longer being expected to occur.

At 31 December 2018 £13,936 million of total recognised derivative assets of the Bank and £13,203 million of total recognised derivative liabilities of the Bank (2017: £24,005 million of assets and £24,883 million of liabilities) had a contractual residual maturity of greater than one year.

NOTES TO THE FINANCIAL STATEMENTS

16    Financial assets at amortised cost

1) The Group

A. Loans and advances to customers

	Stage 1 £m	Stage 2 £m	Stage 3 £m	Purchased or originated credit-impaired £m	Total £m
At 31 December 2017					467,750
Adjustment on adoption of IFRS 9 (note 50)					(3,578)
At 1 January 2018	403,881	37,245	5,073	17,973	464,172
Exchange and other movements	787	(12)	65	–	840
Additions (repayments)	28,156	(2,128)	(1,746)	(2,609)	21,673
Transfers to Stage 1	19,521	(19,498)	(23)		–
Transfers to Stage 2	(15,736)	15,989	(253)		–
Transfers to Stage 3	(1,971)	(2,220)	4,191		–
	1,814	(5,729)	3,915		–
Recoveries	–	–	552	27	579
Disposal of businesses	(13,670)	(4,068)	(884)	–	(18,622)
Financial assets that have been written off during the year			(1,578)	–	(1,578)
At 31 December 2018	420,968	25,308	5,397	15,391	467,064
Allowance for impairment losses	(518)	(992)	(1,432)	(78)	(3,020)
Total loans and advances to customers	420,450	24,316	3,965	15,313	464,044

Stage 2 balances show a large reduction in the year largely as a result of the refinements to the transfer criteria approach in mortgages. There is also a reduction from the disposal of the Irish mortgage portfolio and the transfer of assets to Lloyds Bank Corporate Markets plc together with improvements in credit quality.

B. Loans and advances to banks

	Stage 1 £m	Stage 2 £m	Stage 3 £m	Purchased or originated credit-impaired £m	Total £m
At 31 December 2017					4,274
Adjustment on adoption of IFRS 9 (note 50)					(90)
At 1 January 2018	4,182	2	–	–	4,184
Exchange and other movements	58	–	–	–	58
Additions (repayments)	1,503	–	–	–	1,503
Disposal of businesses	(2,052)	–	–	–	(2,052)
At 31 December 2018	3,691	2	–	–	3,693
Allowance for impairment losses	(1)	–	–	–	(1)
Total loans and advances to banks	3,690	2	–	–	3,692

C. Debt securities

	Stage 1 £m	Stage 2 £m	Stage 3 £m	Purchased or originated credit-impaired £m	Total £m
At 31 December 2017					3,637
Adjustment on adoption of IFRS 9 (note 50)					(329)
At 1 January 2018	3,305	–	3	–	3,308
Exchange and other movements	(103)	–	–	–	(103)
Additions (repayments)	1,897	–	–	–	1,897
Financial assets that have been written off during the year	–	–	(1)	–	(1)
Disposal of businesses	(4)	–	–	–	(4)
At 31 December 2018	5,095	–	2	–	5,097
Allowance for impairment losses	–	–	(2)	–	(2)
Total debt securities	5,095	–	–	–	5,095
Due from fellow Lloyds Banking Group undertakings	1,878	–	–	–	1,878
Total financial assets at amortised cost	431,113	24,318	3,965	15,313	474,709

Transfers of assets between stages are deemed to take place at the start of the year. All other movements in the value of the asset are deemed to take place within the Stage under which that asset is reported at the end of the year.

NOTES TO THE FINANCIAL STATEMENTS

16    Financial assets at amortised cost (continued)

2) The Bank

A. Loans and advances to customers

	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
At 31 December 2017				171,915
Adjustment on adoption of IFRS 9 (note 50)				(226)
At 1 January 2018	156,827	12,150	2,712	171,689
Exchange and other movements	679	–	–	679
Additions (repayments)	15,676	(1,159)	(900)	13,617
Transfers to Stage 1[1]	7,763	(7,751)	(12)	–
Transfers to Stage 2	(8,239)	8,458	(219)	–
Transfers to Stage 3	(1,103)	(678)	1,781	–
	(1,579)	29	1,550	–
Recoveries			197	197
Disposal of businesses	(11,224)	(14)	(290)	(11,528)
Financial assets that have been written off during the year			(805)	(805)
At 31 December 2018	160,379	11,006	2,464	173,849
Allowance for impairment losses	(209)	(502)	(823)	(1,534)
Total loans and advances to customers	160,170	10,504	1,641	172,315

1	Includes the effect of the change in transfer criteria approach for mortgages.

B. Loans and advances to banks

	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
At 31 December 2017				3,611
Adjustment on adoption of IFRS 9 (note 50)				(85)
At 1 January 2018	3,526	–	–	3,526
Exchange and other movements	48	–	–	48
Additions (repayments)	1,569	–	–	1,569
Disposal of businesses	(1,989)	–	–	(1,989)
At 31 December 2018	3,154	–	–	3,154
Allowance for impairment losses	(1)	–	–	(1)
Total loans and advances to banks	3,153	–	–	3,153

C. Debt securities

	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
At 31 December 2017				3,182
Adjustment on adoption of IFRS 9 (note 50)				–
At 1 January 2018	3,182	–	–	3,182
Exchange and other movements	(251)	–	–	(251)
Additions (repayments)	2,029	–	–	2,029
At 31 December 2018	4,960	–	–	4,960
Allowance for impairment losses	–	–	–	–
Total debt securities	4,960	–	–	4,960
Due from fellow Lloyds Banking Group undertakings	153,585	–	–	153,585
Total financial assets at amortised cost	321,868	10,504	1,641	334,013

Transfers between stages are deemed to have taken place at the start of the reporting period, with all other movements shown in the stage in which the asset is held at 31 December, with the exception of those held within Purchased or originated credit-impaired, which are not transferrable.

Net increase and decrease in balances comprise new loans originated and repayments of outstanding balances throughout the reporting period. Loans which are written off in the period are first transferred to Stage 3 before acquiring a full allowance and subsequent write-off.

At 31 December 2018 £377,152 million (2017: £385,394 million) of loans and advances to customers of the Group and £109,015 million (2017: £116,630 million) of the Bank had a contractual residual maturity of greater than one year.

For amounts included above which are subject to reverse repurchase agreements see note 44.

NOTES TO THE FINANCIAL STATEMENTS

17    Finance lease receivables

The Group’s finance lease receivables are classified as loans and advances to customers and accounted for at amortised cost. The balance is analysed as follows:

	The Group		The Bank
	2018 £m	2017 £m	2018 £m	2017 £m
Gross investment in finance leases, receivable:
Not later than 1 year	460	680	121	129
Later than 1 year and not later than 5 years	1,347	1,106	128	218
Later than 5 years	877	1,053	–	142
	2,684	2,839	249	489
Unearned future finance income on finance leases	(976)	(692)	(6)	(68)
Rentals received in advance	(22)	(53)	(49)	(17)
Net investment in finance leases	1,686	2,094	194	404

	The Group		The Bank
	2018 £m	2017 £m	2018 £m	2017 £m
Not later than 1 year	320	546	93	117
Later than 1 year and not later than 5 years	1,053	887	101	197
Later than 5 years	313	661	–	90
Net investment in finance leases	1,686	2,094	194	404

Equipment leased to customers under finance leases primarily relates to structured financing transactions to fund the purchase of aircraft, ships and other large individual value items. During 2017 and 2018 no contingent rentals in respect of finance leases were recognised in the income statement. There was an allowance for uncollectable finance lease receivables included in the allowance for impairment losses for the Group of £1 million (2017: £nil).

NOTES TO THE FINANCIAL STATEMENTS

18    Allowance for impairment losses

Analysis of movement in the allowance for impairment losses by Stage.

The Group	Stage 1 £m	Stage 2 £m	Stage 3 £m	Purchased or originated credit-impaired £m	Total £m
In respect of drawn balances
Balance at 31 December 2017					2,198
Adjustment on adoption of IFRS 9 (note 50)					1,026
Balance at 1 January 2018	590	1,147	1,455	32	3,224
Exchange and other adjustments	1	–	118	–	119

Transfers to Stage 1	304	(299)	(5)		–
Transfers to Stage 2	(46)	85	(39)		–
Transfers to Stage 3	(32)	(131)	163		–
Impact of transfers between stages	(231)	368	324		461
	(5)	23	443		461
Other items charged to the income statement	(59)	(76)	686	–	551
Charge to the income statement (note 11)	(64)	(53)	1,129	–	1,012
Advances written off			(1,579)	–	(1,579)
Disposal of businesses[1]	(8)	(102)	(183)	–	(293)
Recoveries of advances written off in previous years			552	27	579
Discount unwind			(58)	19	(39)
At 31 December 2018	519	992	1,434	78	3,023

In respect of undrawn balances
Balance at 31 December 2017					30
Adjustment on adoption of IFRS 9 (note 50)					243
Balance at 1 January 2018	147	126	–	–	273
Exchange and other adjustments	(6)	(15)	10	–	(11)

Transfers to Stage 1	28	(28)	–		–
Transfers to Stage 2	(6)	6	–		–
Transfers to Stage 3	(2)	(5)	7		–
Impact of transfers between stages	(25)	22	(5)		(8)
	(5)	(5)	2		(8)
Other items charged to the income statement	(15)	(43)	(6)	–	(64)
Charge to the income statement	(20)	(48)	(4)	–	(72)
At 31 December 2018	121	63	6	–	190
Total	640	1,055	1,440	78	3,213

In respect of:

Loans and advances to banks	1	–	–	–	1
Loans and advances to customers	518	992	1,432	78	3,020
Debt securities	–	–	2	–	2
Financial assets at amortised cost	519	992	1,434	78	3,023
Provisions in relation to loan commitments and financial guarantees	121	63	6	–	190
Total	640	1,055	1,440	78	3,213
Expected credit loss in respect of financial assets at fair value through other comprehensive income (memorandum item)	1	–	–	–	1

1	Reflects the transfer of assets to Lloyds Bank Corporate Markets plc and the sale of the Group’s Irish mortgage portfolio.

The Group income statement charge comprises:

£m
Drawn balances	1,012
Undrawn balances	(72)
Financial assets at fair value through other comprehensive income	(14)
Total	926
F-47

NOTES TO THE FINANCIAL STATEMENTS

18    Allowance for impairment losses (continued)

The Bank	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
In respect of drawn balances
Balance at 31 December 2017				1,111
Adjustment on adoption of IFRS 9 (note 50)				517
Balance at 1 January 2018	326	541	761	1,628
Exchange and other adjustments	8	–	42	50

Transfers to Stage 1	138	(136)	(2)	–
Transfers to Stage 2	(22)	43	(21)	–
Transfers to Stage 3	(19)	(74)	93	–
Impact of transfers between stages	(116)	172	156	212
	(19)	5	226	212
Other items charged to the income statement	(54)	(44)	439	341
Charge to the income statement	(73)	(39)	665	553
Advances written off			(805)	(805)
Disposal of businesses[1]	(6)	–	(4)	(10)
Recoveries of advances written off in previous years			197	197
Discount unwind			(33)	(33)
At 31 December 2018	255	502	823	1,580

In respect of undrawn balances
Balance at 31 December 2017				18
Adjustment on adoption of IFRS 9 (note 50)				106
Balance at 1 January 2018	70	54	–	124
Exchange and other adjustments	1	(9)	6	(2)

Transfers to Stage 1	12	(12)	–	–
Transfers to Stage 2	(3)	3	–	–
Transfers to Stage 3	(1)	(2)	3	–
Impact of transfers between stages	(11)	10	(3)	(4)
	(3)	(1)	–	(4)
Other items charged to the income statement	(27)	(12)	(3)	(42)
Charge to the income statement	(30)	(13)	(3)	(46)
At 31 December 2018	41	32	3	76
Total	296	534	826	1,656

In respect of:
Loans and advances to banks	1	–	–	1
Loans and advances to customers	209	502	823	1,534
Due from fellow Lloyds Banking Group undertakings	45	–	–	45
Financial assets at amortised cost	255	502	823	1,580
Provisions in relation to loan commitments and financial guarantees	41	32	3	76
Total	296	534	826	1,656
Expected credit loss in respect of financial assets at fair value through other comprehensive income (memorandum item)	1	–	–	1

1	Reflects the transfer of assets to Lloyds Bank Corporate Markets plc.

Transfers between stages are deemed to have taken place at the start of the reporting period, with all other movements shown in the stage in which the asset is held at 31 December, with the exception of those held within Purchased or originated credit-impaired, which are not transferrable. As assets are transferred between stages, the resulting change in expected credit loss of £461 million for the Group and £212 million for the Bank for drawn balances, and £8 million for the Group and £4 million for the Bank for undrawn balances, is presented separately as Impacts of transfers between stages, in the stage in which the expected credit loss is recognised at the end of the reporting period.

Net increase and decrease in balances comprise the movements in the expected credit loss as a result of new loans originated and repayments of outstanding balances throughout the reporting period. Loans which are written off in the period are first transferred to Stage 3 before acquiring a full allowance and subsequent write-off. Consequently, recoveries on assets previously written-off also occur in Stage 3 only.

NOTES TO THE FINANCIAL STATEMENTS

18    Allowance for impairment losses (continued)

For the year ended 31 December 2017

The Group	Loans and advances to customers £m	Debt securities £m	Total £m
At 1 January 2017	2,412	76	2,488
Exchange and other adjustments	127	(23)	104
Advances written off	(1,499)	(44)	(1,543)
Recoveries of advances written off in previous years	482	–	482
Unwinding of discount	(23)	–	(23)
Charge (release) to the income statement (note 11)	696	(6)	690
At 31 December 2017	2,195	3	2,198

The Bank	Loans and advances to customers £m
At 1 January 2017	1,036
Exchange and other adjustments	122
Advances written off	(645)
Recoveries of advances written off in previous years	170
Unwinding of discount	(37)
Charge (release) to the income statement	465
At 31 December 2017	1,111

Of the total allowance in respect of loans and advances to customers at 31 December 2017 of £1,767 million for the Group and £846 million for the Bank related to lending that had been determined to be impaired (either individually or on a collective basis) at that reporting date.

Of the total allowance in respect of loans and advances to customers at 31 December 2017 of £1,201 million for the Group and £556 million for the Bank was assessed on a collective basis.

19    Financial assets at fair value through other comprehensive income

31 December 2018	The Group £m	The Bank £m
Debt securities:
Government securities	18,971	18,831
Asset-backed securities	57	5
Corporate and other debt securities	5,119	4,151
	24,147	22,987
Treasury and other bills	221	221
Total financial assets at fair value through other comprehensive income	24,368	23,208

At 31 December 2018 £21,247 million of financial assets at fair value through other comprehensive income of the Group and £20,196 million of the Bank had a contractual residual maturity of greater than one year.

All assets have been assessed at Stage 1 at 1 January and 31 December 2018.

NOTES TO THE FINANCIAL STATEMENTS

20    Available-for-sale financial assets

31 December 2017	The Group £m	The Bank £m
Debt securities:
Government securities	34,708	34,571
Bank and building society certificates of deposit	167	167
Asset-backed securities:
Mortgage-backed securities	1,156	1,129
Other asset-backed securities	255	65
Corporate and other debt securities	4,615	5,871
	40,901	41,803
Equity shares	816	763
Total available-for-sale financial assets	41,717	42,566

At 31 December 2017 £39,717 million of available-for-sale financial assets of the Group and £38,937 million of the Bank had a contractual residual maturity of greater than one year.

21    Goodwill of the Group

	2018 £m	2017 £m
At 1 January	474	180
Acquisition of businesses	–	302
Impairment charged to the income statement (note 9)	–	(8)
At 31 December	474	474
Cost[1]	828	828
Accumulated impairment losses	(354)	(354)
At 31 December	474	474

1	For acquisitions made prior to 1 January 2004, the date of transition to IFRS, cost is included net of amounts amortised up to 31 December 2003.

The goodwill held in the Group’s balance sheet is tested at least annually for impairment. For the purposes of impairment testing the goodwill is allocated to the appropriate cash generating unit; of the total balance of £474 million (2017: £474 million), £302 million, or 64 per cent of the total (2017: £302 million, 64 per cent of the total) has been allocated to Cards and £170 million, or 36 per cent of the total (2017: £170 million, 36 per cent of the total) has been allocated to Motor Finance, both in the Group’s Retail division.

The recoverable amount of the goodwill relating to Motor Finance has also been based on a value in use calculation using pre-tax cash flow projections based on financial budgets and plans approved by management covering a five-year period and a discount rate of 14 per cent. The cash flows beyond the five-year period are extrapolated using a growth rate of 0.5 per cent which does not exceed the long-term average growth rates for the markets in which Motor Finance participates. Management believes that any reasonably possible change in the key assumptions above would not cause the recoverable amount of Motor Finance to fall below its balance sheet carrying value.

The recoverable amount of the goodwill relating to the Cards business has been based on a value-in-use calculation using pre-tax cash flow projections based on financial budgets and plans approved by management covering a five-year period and a discount rate of 14 per cent. The cash flows beyond the five year period are extrapolated using a growth rate of 0.5 per cent which does not exceed the long-term average growth rates for the markets in which Cards participates. Management believes that any reasonably possible change in the key assumptions above would not cause the recoverable amount of the Cards business to fall below the balance sheet carrying value.

NOTES TO THE FINANCIAL STATEMENTS

22    Other intangible assets

	The Group						The Bank
	Brands £m	Core deposit intangibles £m	Purchased credit card relation- ships £m	Customer related intangibles £m	Capitalised software enhance- ments £m	Total £m	Capitalised software enhance- ments £m
Cost:
At 1 January 2017	596	2,770	315	471	1,881	6,033	1,583
Acquisition of businesses	–	–	702	–	–	702	–
Additions	–	–	–	–	804	804	749
Disposals	–	–	–	–	(24)	(24)	(1)
At 31 December 2017	596	2,770	1,017	471	2,661	7,515	2,331
Transfers in	–	–	–	–	324	324	–
Additions	–	–	–	–	1,020	1,020	977
Disposals and write-offs	–	–	(15)	–	(52)	(67)	(2)
Disposal of business	(12)	–	–	(421)	(46)	(479)	–
At 31 December 2018	584	2,770	1,002	50	3,907	8,313	3,306
Accumulated amortisation:
At 1 January 2017	171	2,757	311	433	841	4,513	690
Charge for the year	22	13	44	19	255	353	226
Disposals	–	–	–	–	(17)	(17)	–
At 31 December 2017	193	2,770	355	452	1,079	4,849	916
Transfers in	–	–	–	–	117	117	–
Charge for the year (note 9)	23	–	71	12	394	500	328
Disposals and write-offs	–	–	(15)	–	(34)	(49)	–
Disposal of business	(12)	–	–	(414)	–	(426)	–
At 31 December 2018	204	2,770	411	50	1,556	4,991	1,244
Balance sheet amount at 31 December 2018	380	–	591	–	2,351	3,322	2,062
Balance sheet amount at 31 December 2017	403	–	662	19	1,582	2,666	1,415

Included within brands above are assets of £380 million (2017: £380 million) that have been determined to have indefinite useful lives and are not amortised. These brands use the Bank of Scotland name which has been in existence for over 300 years. These brands are well established financial services brands and there are no indications that they should not have an indefinite useful life.

The purchased credit card relationships represent the benefit of recurring income generated from portfolios of credit cards purchased. The balance sheet amount at 31 December 2018 is expected to be amortised over its remaining useful life of nine years.

NOTES TO THE FINANCIAL STATEMENTS

23    Property, plant and equipment

	The Group					The Bank
	Investment properties £m	Premises £m	Equipment £m	Operating lease assets £m	Total £m	Premises £m	Equipment £m	Operating lease assets £m	Total £m
Cost or valuation:
At 1 January 2017	104	2,503	5,932	6,206	14,745	1,675	5,922	215	7,812
Exchange and other adjustments	(9)	(37)	(5)	(44)	(95)	70	1	(18)	53
Acquisition of businesses	–	3	3	–	6	–	1	–	1
Additions	–	70	382	2,262	2,714	46	360	–	406
Expenditure on investment properties (see below)	23	–	–	–	23	–	–	–	–
Disposals	(68)	(776)	(1,257)	(1,896)	(3,997)	(165)	(112)	(67)	(344)
At 31 December 2017	50	1,763	5,055	6,528	13,396	1,626	6,172	130	7,928
Exchange and other adjustments	–	–	–	9	9	14	(6)	4	12
Additions	–	71	516	1,754	2,341	57	452	–	509
Expenditure on investment properties (see below)	17	–	–	–	17	–	–	–	–
Disposals	(32)	(643)	(571)	(1,538)	(2,784)	(422)	(351)	(134)	(907)
Disposal of business	–	(11)	(34)	(111)	(156)	–	–	–	–
At 31 December 2018	35	1,180	4,966	6,642	12,823	1,275	6,267	–	7,542
Accumulated depreciation and impairment:
At 1 January 2017	–	1,301	2,641	1,509	5,451	1,048	3,090	30	4,168
Exchange and other adjustments	–	(8)	(10)	(34)	(52)	66	5	(15)	56
Depreciation charge for the year	–	122	732	1,085	1,939	63	644	6	713
Disposals	–	(704)	(1,246)	(1,054)	(3,004)	(154)	(107)	–	(261)
At 31 December 2017	–	711	2,117	1,506	4,334	1,023	3,632	21	4,676
Exchange and other adjustments	–	–	–	4	4	5	(4)	–	1
Depreciation charge for the year (note 9)	–	121	713	1,015	1,849	62	639	2	703
Disposals	–	(628)	(534)	(595)	(1,757)	(403)	(352)	(23)	(778)
Disposal of business	–	(5)	(26)	(91)	(122)	–	–	–	–
At 31 December 2018	–	199	2,270	1,839	4,308	687	3,915	–	4,602
Balance sheet amount at 31 December 2018	35	981	2,696	4,803	8,515	588	2,352	–	2,940
Balance sheet amount at 31 December 2017	50	1,052	2,938	5,022	9,062	603	2,540	109	3,252

Expenditure on investment properties is comprised as follows:

	2018 £m	2017 £m
Acquisitions of new properties	17	23
Additional expenditure on existing properties	–	–
	17	23

The table above analyses movements in investment properties, all of which are categorised as level 3. See note 44 for details of levels in the fair value hierarchy.

NOTES TO THE FINANCIAL STATEMENTS

23    Property, plant and equipment (continued)

At 31 December the future minimum rentals receivable by the Group under non-cancellable operating leases were as follows:

	2018 £m	2017 £m
Receivable within 1 year	1,095	1,301
1 to 5 years	1,156	1,419
Over 5 years	6	128
Total future minimum rentals receivable	2,257	2,848

Equipment leased to customers under operating leases primarily relates to vehicle contract hire arrangements. During 2017 and 2018 no contingent rentals in respect of operating leases were recognised in the income statement.

Total future minimum sub-lease income of £42 million for the Group and £23 million for the Bank at 31 December 2018 (£49 million for the Group and £24 million for the Bank at 31 December 2017) is expected to be received under non-cancellable sub-leases of premises.

24    Investment in subsidiary undertakings of the Bank

	2018 £m	2017 £m
At 1 January	32,878	31,135
Additions and capital injections	110	2,362
Capital contributions	73	–
Capital repayments	(210)	–
Disposals	(103)	(317)
Adjustment on vesting of businesses (see below)	–	(127)
Impairment	(92)	(175)
At 31 December	32,656	32,878

On 1 October 2017, pursuant to a Banking Business Transfer Scheme under Part VII of the Financial Services and Markets Act 2000 approved by the Court on 12 September 2017, the business and the majority of the assets and liabilities of two of the Bank’s subsidiaries, Lloyds Bank Private Banking Limited and Scottish Widows Bank plc, were transferred to the Bank. This gave rise to a credit of £278 million directly in the Bank’s equity, being equal to the net assets transferred less the carrying value of the Bank’s investment in the two subsidiaries.

Certain subsidiary companies currently have insufficient distributable reserves to make dividend payments, however, there were no further significant restrictions on any of the Company’s subsidiaries in paying dividends or repaying loans and advances. All regulated banking and insurance subsidiaries are required to maintain capital at levels agreed with the regulators; this may impact those subsidiaries’ ability to make distributions.

25    Other assets

	The Group		The Bank
	2018 £m	2017 £m	2018 £m	2017 £m
Settlement balances	223	556	150	513
Investments in joint ventures and associates	5	9	5	5
Other assets and prepayments	2,011	1,779	694	599
Total other assets	2,239	2,344	849	1,117
F-53

Notes to the financial statements

26     Financial liabilities at fair value through profit or loss

	The Group		The Bank
	2018 £m	2017 £m	2018 £m	2017 £m
Liabilities designated at fair value through profit or loss: debt securities in issue	7,085	7,812	7,032	7,812
Trading liabilities:
Liabilities in respect of securities sold under repurchase agreements	10,258	41,378	10,258	41,378
Other deposits	270	381	362	552
Short positions in securities	117	1,303	67	1,303
	10,645	43,062	10,687	43,233
Financial liabilities at fair value through profit or loss	17,730	50,874	17,719	51,045

At 31 December 2018, the Group had £7,097 million (2017: £9,022 million) and the Bank had £7,036 million (2017: £8,837 million) of trading and other liabilities at fair value through profit or loss with a contractual residual maturity of greater than one year.

Liabilities designated at fair value through profit or loss primarily represent debt securities in issue which either contain substantive embedded derivatives which would otherwise need to be recognised and measured at fair value separately from the related debt securities, or which are accounted for at fair value to significantly reduce an accounting mismatch.

The amount contractually payable on maturity of the debt securities held at fair value through profit or loss at 31 December 2018 was £15,435 million (2017: £14,224 million), which was £8,350 million higher than the balance sheet carrying value (2017: £6,412 million higher). At 31 December 2018 there was a cumulative £386 million decrease (2017: £147 million increase) in the fair value of these liabilities attributable to changes in credit spread risk; this is determined by reference to the quoted credit spreads of the Bank. Of the cumulative amount, a decrease of £533 million arose in 2018 and an increase of £52 million arose in 2017.

For the fair value of collateral pledged in respect of repurchase agreements see note 47.

27    Debt securities in issue

	The Group		The Bank
	2018 £m	2017 £m	2018 £m	2017 £m
Medium-term notes issued	17,314	18,763	16,221	17,663
Covered bonds (note 28)	28,194	26,132	22,351	19,638
Certificates of deposit issued	6,667	9,999	6,667	9,999
Securitisation notes (note 28)	5,480	3,730	–	–
Commercial paper	6,878	3,241	4,548	858
Total debt securities in issue	64,533	61,865	49,787	48,158

At 31 December 2018 £44,749 million (2017: £41,749 million) of debt securities in issue of the Group and £32,923 million (2017: £30,096 million) of the Bank had a contractual residual maturity of greater than one year.

Notes to the financial statements

28     Securitisations and covered bonds

Securitisation programmes

The Group’s balance sheet includes loans securitised under the Group’s securitisation programmes, the majority of which have been sold by Group companies to bankruptcy remote structured entities. As the structured entities are funded by the issue of debt on terms whereby the majority of risks and rewards of the portfolio are retained by the Group company, the structured entities are consolidated fully and all of these loans are retained on the Group’s balance sheet, with the related notes in issue included within debt securities in issue.

Covered bond programmes

Certain loans and advances to customers have been assigned to bankruptcy remote limited liability partnerships to provide security for issues of covered bonds by the Group. The Group retains all of the risks and rewards associated with these loans and the partnerships are consolidated fully with the loans retained on the Group’s balance sheet, and the related covered bonds in issue included within debt securities in issue.

The Group’s principal securitisation and covered bonds programmes, together with the balances of the advances subject to these arrangements and the carrying value of the notes in issue at 31 December, are listed below. The notes in issue are reported in note 27.

	2018		2017
	Loans and advances securitised £m	Notes in issue £m	Loans and advances securitised £m	Notes in issue £m
Securitisation programmes
UK residential mortgages	25,018	22,485	21,158	14,105
Commercial loans	5,746	6,577	6,616	7,001
Credit card receivables	8,060	5,263	7,701	4,090
Motor vehicle finance	2,850	2,855	–	–
	41,674	37,180	35,475	25,196
Less held by the Group		(31,647)		(21,466)
Total securitisation programmes		5,533		3,730

Covered bond programmes
Residential mortgage-backed	34,963	27,694	30,361	25,632
Social housing loan-backed	1,839	1,200	1,628	1,200
	36,802	28,894	31,989	26,832
Less held by the Group		(700)		(700)
Total covered bond programmes (note 27)		28,194		26,132

Total securitisation and covered bond programmes		33,727		29,862

1	Includes £53 million (2017: £nil) of securitisation notes held at fair value through profit or loss.

Cash deposits of £4,102 million (2017: £3,507 million) which support the debt securities issued by the structured entities, the term advances related to covered bonds and other legal obligations are held by the Group. Additionally, the Group had certain contractual arrangements to provide liquidity facilities to some of these structured entities. At 31 December 2018 these obligations had not been triggered and the maximum exposure under these facilities was £88 million (2017: £95 million).

The Group has a number of covered bond programmes, for which Limited Liability Partnerships have been established to ring-fence asset pools and guarantee the covered bonds issued by the Group. At the reporting date the Group had over-collateralised these programmes as set out in the table above to meet the terms of the programmes, to secure the rating of the covered bonds and to provide operational flexibility. From time-to-time, the obligations of the Group to provide collateral may increase due to the formal requirements of the programmes. The Group may also voluntarily contribute collateral to support the ratings of the covered bonds.

The Group recognises the full liabilities associated with its securitisation and covered bond programmes within debt securities in issue, although the obligations of the Group are limited to the cash flows generated from the underlying assets. The Group could be required to provide additional support to a number of the securitisation programmes to support the credit ratings of the debt securities issued, in the form of increased cash reserves and the holding of subordinated notes. Further, certain programmes contain contractual obligations that require the Group to repurchase assets should they become credit impaired.

The Group has not voluntarily offered to repurchase assets from any of its public securitisation programmes during 2018 (2017: none).

Notes to the financial statements

29     Other liabilities

	The Group		The Bank
	2018 £m	2017 £m	2018 £m	2017 £m
Settlement balances	30	331	32	316
Other creditors and accruals	4,305	4,209	3,490	3,888
	4,335	4,540	3,522	4,204

30    Retirement benefit obligations

	2018 £m	2017 £m	2016 £m
Charge to the Group income statement
Defined benefit pension schemes	396	334	263
Other post-retirement benefit schemes	4	7	8
Total defined benefit schemes	400	341	271
Defined contribution pension schemes	288	242	254
Total charge to the income statement – continuing operations (note 9)	688	583	525

In addition, there was a charge of £8 million (2017: £42 million) within discontinued operations (see note 13).

	The Group		The Bank
	2018 £m	2017 £m	2018 £m	2017 £m
Amounts recognised in the balance sheet
Retirement benefit assets	1,267	723	704	673
Retirement benefit obligations	(245)	(281)	(121)	(143)
Total amounts recognised in the balance sheet	1,022	442	583	530

The total amount recognised in the balance sheet relates to:

	The Group		The Bank
	2018 £m	2017 £m	2018 £m	2017 £m
Defined benefit pension schemes	1,146	586	667	633
Other post-retirement benefit schemes	(124)	(144)	(84)	(103)
Total amounts recognised in the balance sheet	1,022	442	583	530

Pension schemes

Defined benefit schemes

(i) Characteristics of and risks associated with the Group’s schemes

The Group has established a number of defined benefit pension schemes in the UK and overseas. All significant schemes are based in the UK, with the three most significant being the defined benefit section of the Lloyds Bank Pension Scheme No. 1, the Lloyd’s Bank Pension Scheme No. 2 and the HBOS Final Salary Pension Scheme. At 31 December 2018, these schemes represented 97 per cent of the Group’s total gross defined benefit pension assets (2017: 97 per cent). These schemes provide retirement benefits calculated as a percentage of final pensionable salary depending upon the length of service; the minimum retirement age under the rules of the schemes at 31 December 2018 is generally 55 although certain categories of member are deemed to have a contractual right to retire at 50.

Notes to the financial statements

30     Retirement benefit obligations (continued)

The Group operates a number of funded and unfunded pension arrangements, the majority, including the three most significant schemes, are funded schemes in the UK. All these schemes are operated as separate legal entities under trust law and are in compliance with the Pensions Act 2004. All of the Group’s funded UK defined benefit pension schemes are managed by a Trustee Board (the Trustee) whose role is to ensure that their Scheme is administered in accordance with the Scheme rules and relevant legislation, and to safeguard the assets in the best interests of all members and beneficiaries. The Trustee is solely responsible for setting investment policy and for agreeing funding requirements with the employer through the funding valuation process. The Board of Trustees must be composed of representatives of the Company and plan participants in accordance with the Scheme’s regulations.

A valuation to determine the funding status of each scheme is carried out at least every three years, whereby scheme assets are measured at market value and liabilities (technical provisions) are measured using prudent assumptions. If a deficit is identified a recovery plan is agreed between the Group and the scheme Trustee and sent to the Pensions Regulator for review. The Group has not provided for these deficit contributions as the future economic benefits arising from these contributions are expected to be available to the Group. The Group’s overseas defined benefit pension schemes are subject to local regulatory arrangements.

The most recent triennial funding valuation of the Group’s three main schemes, based on the position as at 31 December 2016, was completed during 2018. The valuation showed an aggregate funding deficit of £7.3 billion (a funding level of 85.6 per cent) compared to a £5.2 billion deficit (a funding level of 85.9 per cent) for the previous valuation as at 30 June 2014. In the light of this funding deficit, and in contemplation of the changes that the Group has made as a result of its Structural Reform Programme, the Group agreed a recovery plan with the trustees. Under the plan, deficit contributions of £412 million were paid during 2018, and these will rise to £618 million in 2019, £798 million in 2020, £1,287 million in 2021 and £1,305 million per annum from 2022 to 2024. Contributions in the later years will be subject to review and renegotiation at subsequent funding valuations. The next funding valuation is due to be completed by March 2021 with an effective date of 31 December 2019. The deficit contributions are in addition to the regular contributions to meet benefits accruing over the year. The Group currently expects to pay contributions of approximately £1,050 million to its defined benefit schemes in 2019.

During 2009, the Group made one-off contributions to the Lloyds Bank Pension Scheme No 1 and Lloyds Bank Pension Scheme No 2 in the form of interests in limited liability partnerships for each of the two schemes which hold assets to provide security for the Group’s obligations to the two schemes. At 31 December 2018, the limited liability partnerships held assets of approximately £6.7 billion. The limited liability partnerships are consolidated fully in the Group’s balance sheet.

The Group has also established three private limited companies which hold assets to provide security for the Group’s obligations to the HBOS Final Salary Pension Scheme, a section of the Lloyds Bank Pension Scheme No 1 and the Lloyds Bank Offshore Pension Scheme. At 31 December 2018 these held assets of approximately £4.6 billion in aggregate. The private limited companies are consolidated fully in the Group’s balance sheet. The terms of these arrangements require the Group to maintain assets in these vehicles to agreed minimum values in order to secure obligations owed to the relevant Group pension schemes. The Group has satisfied this requirement during 2018.

The last funding valuations of other Group schemes were carried out on a number of different dates. In order to report the position under IAS 19 as at 31 December 2018 the most recent valuation results for all schemes have been updated by qualified independent actuaries. The main differences between the funding and IAS 19 valuations are the different and more prudent approach to setting the discount rate and more conservative longevity assumptions used in the funding valuations.

In July 2018 a decision was sought from the High Court in respect of the requirement to equalise the Guaranteed Minimum Pension (GMP) benefits accrued between 1990 and 1997 from contracting out of the State Earnings Related Pension Scheme. In its judgment handed down on 26 October 2018 the High Court confirmed the requirement to treat men and women equally with respect to these benefits and a range of methods that the Trustee is entitled to adopt to achieve equalisation. The Group continues to work with the Trustee on the detail of implementing this judgment and has recognised a past service cost of £108 million consistent with the principles outlined within the judgment. This is based on a number of assumptions and the actual impact may be different.

NOTES TO THE FINANCIAL STATEMENTS

30    Retirement benefit obligations (continued)

(ii) Amounts in the financial statements

	The Group		The Bank
	2018 £m	2017 £m	2018 £m	2017 £m
Amount included in the balance sheet
Present value of funded obligations	(41,092)	(43,136)	(25,198)	(27,041)
Fair value of scheme assets	42,238	43,722	25,865	27,674
Net amount recognised in the balance sheet	1,146	586	667	633

	The Group		The Bank
	2018 £m	2017 £m	2018 £m	2017 £m
Net amount recognised in the balance sheet
At 1 January	586	(114)	633	(23)
Net defined benefit pension charge	(396)	(334)	(193)	(162)
Actuarial gains (losses) on defined benefit obligation	1,641	(754)	760	(430)
Return on plan assets	(1,529)	1,223	(983)	857
Employer contributions	827	567	451	396
Transfer of subsidiary[1]	(9)	–	–	–
Exchange and other adjustments	26	(2)	(1)	(5)
At 31 December	1,146	586	667	633

1	Prior to the disposal of the Scottish Widows Group, its subsidiary Scottish Widows Services Limited transferred to the direct ownership of the Bank; this subsidiary is the participating employer in the Scottish Widows Retirement Benefits Scheme.

	The Group		The Bank
	2018 £m	2017 £m	2018 £m	2017 £m
Movements in the defined benefit obligation
At 1 January	(43,136)	(44,363)	(27,041)	(27,924)
Current service cost	(257)	(279)	(119)	(137)
Interest expense	(1,119)	(1,203)	(689)	(762)
Remeasurements:
Actuarial losses – experience	(439)	(358)	(333)	(360)
Actuarial (losses) gains – demographic assumptions	(201)	1,031	(188)	874
Actuarial gains (losses) – financial assumptions	2,281	(1,427)	1,281	(944)
Benefits paid	3,036	3,537	1,965	2,340
Past service cost	(108)	(14)	(66)	(4)
Employee contributions	–	–	–	–
Settlements	17	16	–	–
Curtailments	(12)	(4)	(4)	–
Transfer of subsidiary	(1,154)	–	–	–
Exchange and other adjustments	–	(72)	(4)	(124)
At 31 December	(41,092)	(43,136)	(25,198)	(27,041)
F-58

NOTES TO THE FINANCIAL STATEMENTS

30    Retirement benefit obligations (continued)

	The Group		The Bank
	2018 £m	2017 £m	2018 £m	2017 £m
Analysis of the defined benefit obligation:
Active members	(6,448)	(7,667)	(3,487)	(4,349)
Deferred members	(14,208)	(15,313)	(8,608)	(9,594)
Pensioners	(18,885)	(18,556)	(11,971)	(11,932)
Dependants	(1,551)	(1,600)	(1,132)	(1,166)
	(41,092)	(43,136)	(25,198)	(27,041)

	The Group		The Bank
	2018 £m	2017 £m	2018 £m	2017 £m
Changes in the fair value of scheme assets
At 1 January	43,722	44,249	27,674	27,901
Return on plan assets excluding amounts included in interest income	(1,529)	1,223	(983)	857
Interest income	1,141	1,208	710	766
Employer contributions	827	567	451	396
Employee contributions	–	–	–	–
Benefits paid	(3,036)	(3,537)	(1,965)	(2,340)
Settlements	(18)	(18)	–	–
Administrative costs paid	(40)	(40)	(25)	(25)
Transfer of subsidiary	1,145	–	–	–
Exchange and other adjustments	26	70	3	119
At 31 December	42,238	43,722	25,865	27,674

The expense recognised in the income statement for the year ended 31 December comprises:

	The Group
	2018 £m	2017 £m	2016 £m
Current service cost	257	279	257
Net interest amount	(22)	(5)	(40)
Past service credits and curtailments	12	4	–
Settlements	1	2	6
Past service cost – plan amendments	108	14	20
Plan administration costs incurred during the year	40	40	36
Total defined benefit pension expense	396	334	279
F-59

NOTES TO THE FINANCIAL STATEMENTS

30    Retirement benefit obligations (continued)

(iii) Composition of scheme assets:

	2018			2017
The Group	Quoted £m	Unquoted £m	Total £m	Quoted £m	Unquoted £m	Total £m
Equity instruments	637	222	859	846	5	851
Debt instruments[1]:
Fixed interest government bonds	7,449	–	7,449	5,190	–	5,190
Index-linked government bonds	16,477	–	16,477	17,131	–	17,131
Corporate and other debt securities	8,813	–	8,813	6,903	–	6,903
Asset-backed securities	138	–	138	121	–	121
	32,877	–	32,877	29,345	–	29,345
Property	–	556	556	–	544	544
Pooled investment vehicles	4,578	10,494	15,072	3,805	12,903	16,708
Money market instruments, derivatives, cash and other assets and liabilities	(283)	(6,843)	(7,126)	1,462	(5,188)	(3,726)
At 31 December	37,809	4,429	42,238	35,458	8,264	43,722

1	Of the total debt instruments, £29,033 million (31 December 2017: £27,270 million) were investment grade (credit ratings equal to or better than ‘BBB’).

	2018			2017
The Bank	Quoted £m	Unquoted £m	Total £m	Quoted £m	Unquoted £m	Total £m
Equity instruments	299	215	514	448	4	452
Debt instruments[1]:
Fixed interest government bonds	2,570	–	2,570	417	–	417
Index-linked government bonds	10,236	–	10,236	11,215	–	11,215
Corporate and other debt securities	5,987	–	5,987	4,859	–	4,859
Asset-backed securities	–	–	–	–	–	–
	18,793	–	18,793	16,491	–	16,491
Property	–	–	–	–	–	–
Pooled investment vehicles	2,405	7,192	9,597	1,495	9,541	11,036
Money market instruments, derivatives, cash and
other assets and liabilities	(589)	(2,450)	(3,039)	515	(820)	(305)
At 31 December	20,908	4,957	25,865	18,949	8,725	27,674

1	Of the total debt instruments, £16,472 million (31 December 2017: £16,212 million) were investment grade (credit ratings equal to or better than ‘BBB’).

The assets of all the funded plans are held independently of the Group’s assets in separate trustee administered funds.

The pension schemes’ pooled investment vehicles comprise:

	The Group		The Bank
	2018 £m	2017 £m	2018 £m	2017 £m
Equity funds	2,329	2,421	1,705	1,939
Hedge and mutual funds	2,487	2,377	1,488	1,319
Liquidity funds	2,329	2,796	1,336	1,369
Bond and debt funds	313	1,729	–	1,080
Other	7,614	7,385	5,068	5,329
At 31 December	15,072	16,708	9,597	11,036
F-60

NOTES TO THE FINANCIAL STATEMENTS

30    Retirement benefit obligations (continued)

(iv) Assumptions

The principal actuarial and financial assumptions used in valuations of the defined benefit pension schemes were as follows:

	2018%	2017%
Discount rate	2.90	2.59
Rate of inflation:
Retail Prices Index	3.20	3.20
Consumer Price Index	2.15	2.15
Rate of salary increases	0.00	0.00
Weighted-average rate of increase for pensions in payment	2.73	2.71
	2018 Years	2017 Years
Life expectancy for member aged 60, on the valuation date:
Men	27.8	27.9
Women	29.4	29.5
Life expectancy for member aged 60, 15 years after the valuation date:
Men	28.8	28.9
Women	30.6	30.7

The mortality assumptions used in the scheme valuations are based on standard tables published by the Institute and Faculty of Actuaries which were adjusted in line with the actual experience of the relevant schemes. The table shows that a member retiring at age 60 at 31 December 2018 is assumed to live for, on average, 27.8 years for a male and 29.4 years for a female. In practice there will be much variation between individual members but these assumptions are expected to be appropriate across all members. It is assumed that younger members will live longer in retirement than those retiring now. This reflects the expectation that mortality rates will continue to fall over time as medical science and standards of living improve. To illustrate the degree of improvement assumed the table also shows the life expectancy for members aged 45 now, when they retire in 15 years’ time at age 60.

(v) Amount timing and uncertainty of future cash flows

Risk exposure of the defined benefit schemes

Whilst the Group is not exposed to any unusual, entity specific or scheme specific risks in its defined benefit pension schemes, it is exposed to a number of significant risks, detailed below:

Inflation rate risk: the majority of the plans’ benefit obligations are linked to inflation both in deferment and once in payment. Higher inflation will lead to higher liabilities although this will be materially offset by holdings of inflation-linked gilts and, in most cases, caps on the level of inflationary increases are in place to protect against extreme inflation.

Interest rate risk: The defined benefit obligation is determined using a discount rate derived from yields on AA-rated corporate bonds. A decrease in corporate bond yields will increase plan liabilities although this will be materially offset by an increase in the value of bond holdings.

Longevity risk: The majority of the schemes obligations are to provide benefits for the life of the members so increases in life expectancy will result in an increase in the plans’ liabilities.

Investment risk: Scheme assets are invested in a diversified portfolio of debt securities, equities and other return-seeking assets. If the assets underperform the discount rate used to calculate the defined benefit obligation, it will reduce the surplus or increase the deficit. Volatility in asset values and the discount rate will lead to volatility in the net pension asset on the Group’s balance sheet and in other comprehensive income. To a lesser extent this will also lead to volatility in the pension expense in the Group’s income statement.

The ultimate cost of the defined benefit obligations to the Group will depend upon actual future events rather than the assumptions made. The assumptions made are unlikely to be borne out in practice and as such the cost may be higher or lower than expected.

F-61

NOTES TO THE FINANCIAL STATEMENTS

30    Retirement benefit obligations (continued)

Sensitivity analysis

The effect of reasonably possible changes in key assumptions on the value of scheme liabilities and the resulting pension charge in the Group’s income statement and on the net defined benefit pension scheme liability, for the Group’s three most significant schemes is set out below. The sensitivities provided assume that all other assumptions and the value of the schemes’ assets remain unchanged, and are not intended to represent changes that are at the extremes of possibility. The calculations are approximate in nature and full detailed calculations could lead to a different result. It is unlikely that isolated changes to individual assumptions will be experienced in practice. Due to the correlation of assumptions, aggregating the effects of these isolated changes may not be a reasonable estimate of the actual effect of simultaneous changes in multiple assumptions.

	Effect of reasonably possible alternative assumptions
	Increase (decrease) in the income statement charge		Increase (decrease) in the net defined benefit pension scheme liability
	2018 £m	2017 £m	2018 £m	2017 £m
Inflation (including pension increases):[1]
Increase of 0.1 per cent	14	16	410	472
Decrease of 0.1 per cent	(14)	(15)	(395)	(453)
Discount rate:[2]
Increase of 0.1 per cent	(27)	(28)	(670)	(773)
Decrease of 0.1 per cent	25	26	686	794
Expected life expectancy of members:
Increase of one year	43	44	1,299	1,404
Decrease of one year	(42)	(41)	(1,257)	(1,357)

1	At 31 December 2018, the assumed rate of RPI inflation is 3.20 per cent and CPI inflation 2.15 per cent (2017: RPI 3.20 per cent and CPI 2.15 per cent).

2	At 31 December 2018, the assumed discount rate is 2.90 per cent (2017: 2.59 per cent).

Sensitivity analysis method and assumptions

The sensitivity analysis above reflects the impact on the Group’s three most significant schemes which account for over 90 per cent of the Group’s defined benefit obligations. Whilst differences in the underlying liability profiles for the remainder of the Group’s pension arrangements mean they may exhibit slightly different sensitivities to variations in these assumptions, the sensitivities provided above are indicative of the impact across the Group as a whole.

The inflation assumption sensitivity applies to both the assumed rate of increase in the Consumer Prices Index (CPI) and the Retail Prices Index (RPI), and include the impact on the rate of increases to pensions, both before and after retirement. These pension increases are linked to inflation (either CPI or RPI) subject to certain minimum and maximum limits.

The sensitivity analysis (including the inflation sensitivity) does not include the impact of any change in the rate of salary increases as pensionable salaries have been frozen since 2 April 2014.

The life expectancy assumption has been applied by allowing for an increase/decrease in life expectation from age 60 of one year, based upon the approximate weighted average age for each scheme. Whilst this is an approximate approach and will not give the same result as a one year increase in life expectancy at every age, it provides an appropriate indication of the potential impact on the schemes from changes in life expectancy.

There was no change in the methods and assumptions used in preparing the sensitivity analysis from the prior year.

Asset-liability matching strategies

The main schemes’ assets are invested in a diversified portfolio, consisting primarily of debt securities. The investment strategy is not static and will evolve to reflect the structure of liabilities within the schemes. Specific asset-liability matching strategies for each pension plan are independently determined by the responsible governance body for each scheme and in consultation with the employer.

A significant goal of the asset-liability matching strategies adopted by Group schemes is to reduce volatility caused by changes in market expectations of interest rates and inflation. In the main schemes, this is achieved by investing scheme assets in bonds, primarily fixed interest gilts and index linked gilts, and by entering into interest rate and inflation swap arrangements. These investments are structured to take into account the profile of scheme liabilities, and actively managed to reflect both changing market conditions and changes to the liability profile.

At 31 December 2018 the asset-liability matching strategy mitigated 105 per cent of the liability sensitivity to interest rate movements and 106 per cent of the liability sensitivity to inflation movements. In addition a small amount of interest rate sensitivity arises through holdings of corporate and other debt securities.

F-62

NOTES TO THE FINANCIAL STATEMENTS

30    Retirement benefit obligations (continued)

Maturity profile of defined benefit obligation

The following table provides information on the weighted average duration of the defined benefit pension obligations and the distribution and timing of benefit payments:

	The Group		The Bank
	2018 Years	2017 Years	2018 Years	2017 Years
Duration of the defined benefit obligation	18	19	17	18

	The Group		The Bank
	2018 £m	2017 £m	2018 £m	2017 £m
Maturity analysis of benefits expected to be paid:
Within 12 months	1,225	1,150	839	797
Between 1 and 2 years	1,299	1,216	900	851
Between 2 and 5 years	4,303	4,023	2,952	2,801
Between 5 and 10 years	8,305	7,939	5,543	5,397
Between 10 and 15 years	9,416	9,166	6,044	6,019
Between 15 and 25 years	18,417	18,526	11,052	11,448
Between 25 and 35 years	15,631	16,157	8,834	9,485
Between 35 and 45 years	9,924	10,640	5,074	5,774
In more than 45 years	4,270	4,724	1,661	2,093

Maturity analysis method and assumptions

The projected benefit payments are based on the assumptions underlying the assessment of the obligations, including allowance for expected future inflation. They are shown in their undiscounted form and therefore appear large relative to the discounted assessment of the defined benefit obligations recognised in the Group’s balance sheet. They are in respect of benefits that have been accrued prior to the respective year-end date only and make no allowance for any benefits that may have been accrued subsequently.

Defined contribution schemes

The Group operates a number of defined contribution pension schemes in the UK and overseas, principally Your Tomorrow and the defined contribution sections of the Lloyds Bank Pension Scheme No. 1.

During the year ended 31 December 2018 the charge to the continuing operations income statement in respect of defined contribution schemes was £288 million (2017: £242 million), representing the contributions payable by the employer in accordance with each scheme’s rules. In addition, £3 million (2017: £14 million) was charged within discontinued operations (see note 13).

Other post-retirement benefit schemes

The Group operates a number of schemes which provide post-retirement healthcare benefits and concessionary mortgages to certain employees, retired employees and their dependants. The principal scheme relates to former Lloyds Bank staff and under this scheme the Group has undertaken to meet the cost of post-retirement healthcare for all eligible former employees (and their dependants) who retired prior to 1 January 1996. The Group has entered into an insurance contract to provide these benefits and a provision has been made for the estimated cost of future insurance premiums payable.

For the principal post-retirement healthcare scheme, the latest actuarial valuation of the liability was carried out at 31 December 2018 by qualified independent actuaries. The principal assumptions used were as set out above, except that the rate of increase in healthcare premiums has been assumed at 6.81 per cent (2017: 6.81 per cent).

Movements in the other post-retirement benefits obligation:

	The Group		The Bank
	2018 £m	2017 £m	2018 £m	2017 £m
At 1 January	(144)	(236)	(103)	(122)
Actuarial gains	18	92	17	15
Insurance premiums paid	5	7	4	5
Charge for the year	(4)	(7)	(3)	(3)
Exchange and other adjustments	1	–	1	2
At 31 December	(124)	(144)	(84)	(103)
F-63

NOTES TO THE FINANCIAL STATEMENTS

31    Deferred tax

The Group’s and the Bank’s deferred tax assets and liabilities are as follows:

	The Group		The Bank
	2018 £m	2017 £m	2018 £m	2017 £m
Statutory position
Deferred tax assets	3,222	3,104	1,984	1,995
Deferred tax liabilities	–	–	–	–
Net deferred tax asset	3,222	3,104	1,984	1,995

Tax disclosure
Deferred tax assets	4,738	4,904	2,732	2,954
Deferred tax liabilities	(1,516)	(1,800)	(748)	(959)
Net deferred tax asset	3,222	3,104	1,984	1,995

The statutory position reflects the deferred tax assets and liabilities as disclosed in the consolidated balance sheet and takes into account the ability of the Group and the Bank to net assets and liabilities where there is a legally enforceable right of offset. The tax disclosure of deferred tax assets and liabilities ties to the amounts outlined in the tables below which splits the deferred tax assets and liabilities by type, before such netting.

As a result of legislation enacted in 2016, the UK corporation tax rate will reduce from 19 per cent to 17 per cent on 1 April 2020. The Group measures its deferred tax assets and liabilities at the value expected to be recoverable or payable in future periods, and re-measures them at each reporting date based on the most recent estimates of utilisation or settlement, including the impact of bank surcharge where appropriate. The deferred tax impact of this re-measurement in 2018 is a credit of £18 million in the income statement and a charge of £21 million in other comprehensive income.

On 29 October 2018, the UK government announced its intention to restrict the use of capital tax losses to 50 per cent of any future gains arising. Had this restriction been substantively enacted at 31 December 2018, the effect would have been to reduce net deferred tax assets by £14 million for the Group and £4 million for the Bank.

Movements in deferred tax liabilities and assets (before taking into consideration the offsetting of balances within the same taxing jurisdiction) can be summarised as follows:

The Group Deferred tax assets	Tax losses £m	Property, plant and equipment £m	Pension liabilities £m	Provisions £m	Share-based payments £m	Other temporary differences £m	Total £m
At 1 January 2017	4,254	937	196	40	28	24	5,479
(Charge) credit to the income statement	(243)	(222)	(281)	(9)	7	(19)	(767)
Credit to other comprehensive income	–	–	164	25	–	–	189
Impact of acquisitions and disposals	–	–	–	–	–	3	3
At 31 December 2017	4,011	715	79	56	35	8	4,904
Adjustment on adoption of IFRS 9 and IFRS 15 (note 50)	–	–	–	299	–	3	302
At 1 January 2018	4,011	715	79	355	35	11	5,206
(Charge) credit to the income statement	(228)	(69)	92	(21)	(2)	(5)	(233)
Charge to other comprehensive income	–	–	(92)	(138)	–	–	(230)
Charge to equity	–	–	–	–	(5)	–	(5)
At 31 December 2018	3,783	646	79	196	28	6	4,738
Deferred tax liabilities		Acquisition fair value £m	Pension assets £m	Derivatives £m	Asset revaluations[1] £m	Other temporary differences £m	Total £m
At 1 January 2017		(745)	(85)	(656)	(233)	(157)	(1,876)
(Charge) credit to the income statement		70	199	(120)	(36)	65	178
(Charge) credit to other comprehensive income		–	(295)	284	68	–	57
Impact of acquisitions and disposals		(157)	–	–	–	(2)	(159)
At 31 December 2017		(832)	(181)	(492)	(201)	(94)	(1,800)
(Charge) credit to the income statement		134	(67)	(33)	(37)	1	(2)
(Charge) credit to other comprehensive income		–	(25)	137	137	–	249
Impact of acquisitions and disposals		–	–	–	–	34	34
Exchange and other adjustments		–	–	–	–	3	3
At 31 December 2018		(698)	(273)	(388)	(101)	(56)	(1,516)

1	Financial assets at fair value through other comprehensive income (2017: available-for-sale financial assets).
F-64

NOTES TO THE FINANCIAL STATEMENTS

31    Deferred tax (continued)

The Bank Deferred tax assets	Tax losses £m	Property, plant and equipment £m	Pension liabilities £m	Provisions £m	Share-based payments £m	Other temporary differences £m	Total £m
At 1 January 2017	2,606	577	118	36	28	–	3,365
(Charge) credit to the income statement	(173)	(173)	(211)	(14)	(3)	5	(569)
Credit to other comprehensive income	–	–	133	25	–	–	158
At 31 December 2017	2,433	404	40	47	25	5	2,954
Adjustment on adoption of IFRS 9 and IFRS 15 (note 50)	–	–	–	151	–	–	151
At 1 January 2018	2,433	404	40	198	25	5	3,105
(Charge) credit to the income statement	(149)	(60)	60	(7)	(5)	(4)	(165)
Charge to other comprehensive income	–	–	(70)	(138)	–	–	(208)
At 31 December 2018	2,284	344	30	53	20	1	2,732
Deferred tax liabilities			Pension assets £m	Derivatives £m	Asset revaluations[1] £m	Other temporary differences £m	Total £m
At 1 January 2017			(69)	(648)	(225)	(137)	(1,079)
(Charge) credit to the income statement			137	–	(24)	74	187
(Charge) credit to other comprehensive income			(243)	130	46	–	(67)
At 31 December 2017			(175)	(518)	(203)	(63)	(959)
(Charge) credit to the income statement			(45)	–	(14)	32	(27)
Credit to other comprehensive income			44	87	114	–	245
Exchange and other adjustments			–	–	–	(7)	(7)
At 31 December 2018			(176)	(431)	(103)	(38)	(748)

1	Financial assets at fair value through other comprehensive income (2017: available-for-sale financial assets).

Deferred tax not recognised

No deferred tax has been recognised in respect of foreign trade losses where it is not more likely than not that we will be able to utilise them in future periods. Of the asset not recognised, £36 million for the Group and £nil for the Bank (2017: £35 million for the Group and £nil for the Bank) relates to losses that will expire if not used within 20 years, and £52 million for the Group and £7 million for the Bank (2017: £56 million for the Group and £11 million for the Bank) relates to losses with no expiry date.

Deferred tax assets of approximately £121 million (2017: £76 million) for the Group and £98 million (2017: £23 million) for the Bank have not been recognised in respect of £688 million for the Group and £566 million for the Bank of UK tax losses and other temporary differences which can only be used to offset future capital gains. UK capital losses can be carried forward indefinitely.

In addition, no deferred tax asset is recognised in respect of unrelieved foreign tax credits of £46 million (2017: £46 million) for the Group and £7 million (2017: £7 million) for the Bank, as there are no expected future taxable profits against which the credits can be utilised. These credits can be carried forward indefinitely.

As a result of parent company exemptions on dividends from subsidiaries and on capital gains on disposal there are no significant taxable temporary differences associated with investments in subsidiaries, branches, associates and joint arrangements.

F-65

NOTES TO THE FINANCIAL STATEMENTS

32    Other provisions

The Group	Provisions for financial commitments and guarantees £m	Payment protection insurance £m	Other regulatory provisions £m	Vacant leasehold property £m	Other £m	Total £m
At 31 December 2017	30	2,775	1,084	56	1,364	5,309
Adjustment on adoption of IFRS 9 (note 50)	243					243
Balance at 1 January 2018	273					5,552
Exchange and other adjustments	(11)	130	–	–	33	152
Provisions applied	–	(2,099)	(938)	(44)	(617)	(3,698)
Charge for the year	(72)	1,395	561	50	85	2,019
At 31 December 2018	190	2,201	707	62	865	4,025

The Bank	Provisions for financial commitments and guarantees £m	Payment protection insurance £m	Other regulatory provisions £m	Vacant leasehold property £m	Other £m	Total £m
At 31 December 2017	18	1,348	242	34	951	2,593
Adjustment on adoption of IFRS 9 (note 50)	106					106
At 1 January 2018	124					2,699
Exchange and other adjustments	(2)	–	2	–	99	99
Provisions applied	–	(1,057)	(302)	(14)	(523)	(1,896)
Charge for the year	(46)	628	311	17	107	1,017
At 31 December 2018	76	919	253	37	634	1,919

Provisions for financial commitments and guarantees

Provisions are held in cases where the Group is irrevocably committed to advance additional funds, but where there is doubt as to the customer’s ability to meet its repayment obligations. See also note 18.

Payment protection insurance (excluding MBNA)

The Group increased the provision for PPI costs by a further £1,395 million in the year ended 31 December 2018, bringing the total amount provided to £20,026 million.

The charge in 2018 related to a number of factors including higher expected complaint volumes, which have increased as the industry deadline approaches largely driven by increased claims management company activity, and associated administration costs, an increase in average redress per complaint, additional operational costs to deal with potential complaint volatility and continued improvements in data interrogation and the Group’s ability to identify valid complaints. The provision is consistent with total expected complaint volumes increasing from 5.4 million to 5.8 million.

At 31 December 2018, a provision of £1,974 million remained unutilised relating to complaints and associated administration costs. Total cash payments were £1,853 million during the year ended 31 December 2018.

Sensitivities

The Group estimates that it has sold approximately 16 million PPI policies since 2000. These include policies that were not mis-sold and those that have been successfully claimed upon. Since the commencement of the PPI redress programme in 2011 the Group estimates that it has contacted, settled or provided for approximately 54 per cent of the policies sold since 2000.

The total amount provided for PPI represents the Group’s best estimate of the likely future cost. However a number of risks and uncertainties remain including with respect to future complaint volumes. The cost could differ from the Group’s estimates and the assumptions underpinning them, and could result in a further provision being required. These may also be impacted by any further regulatory changes, the final stages of the Financial Conduct Authority (FCA) media campaign and Claims Management Company and customer activity, and potential additional remediation arising from the continuous improvement of the Group’s operational practices.

Deloitte LLP has been appointed to assist the Official Receiver with the submission of PPI queries to providers to establish whether any mis-sold PPI redress is due to creditors of bankrupts’ estates. The Group has not made any provision in relation to this matter, which will remain under review.

For every additional 1,000 reactive complaints per week from July 2019 through to the industry deadline of the end of August 2019, the Group would expect an additional charge of approximately £20 million.

Payment protection insurance (MBNA)

As announced in December 2016, the Group’s exposure is capped at £240 million, which is already provided for through an indemnity received from Bank of America. MBNA increased its PPI provision by £132 million in the year ended 31 December 2018 but the Group’s exposure continues to remain capped at £240 million under the arrangement with Bank of America, notwithstanding this increase by MBNA.

Other provisions for legal actions and regulatory matters

In the course of its business, the Group is engaged in discussions with the PRA, FCA and other UK and overseas regulators and other governmental authorities on a range of matters. The Group also receives complaints in connection with its past conduct and claims brought by or on behalf of current and former employees, customers, investors and other third parties and is subject to legal proceedings and other legal actions. Where significant, provisions are held against the costs expected to be incurred in relation to these matters and matters arising from related internal reviews. During the year ended 31 December 2018 the Group charged a further £561 million in respect of legal actions and other regulatory matters, and the unutilised balance at 31 December 2018 was £707 million (31 December 2017: £1,084 million). The most significant items are as follows.

F-66

NOTES TO THE FINANCIAL STATEMENTS

32    Other provisions (continued)

Arrears handling related activities

The Group has provided an additional £151 million in the year ended 31 December 2018 for the costs of identifying and rectifying certain arrears management fees and activities, taking the total provided to date to £793 million. The Group has put in place a number of actions to improve its handling of customers in these areas and has made good progress in reimbursing arrears fees to impacted customers.

Packaged bank accounts

The Group has provided a further £45 million in the year ended 31 December 2018 (£245 million was provided in the year ended 31 December 2017) in respect of complaints relating to alleged mis-selling of packaged bank accounts, raising the total amount provided to £795 million. A number of risks and uncertainties remain particularly with respect to future volumes.

HBOS Reading – customer review

As at the end of February 2019, the Group had completed its compensation assessment for all 71 business customers within the customer review, with more than 96 per cent of these offers accepted. In total, more than £96 million had been offered of which £78 million had been accepted, in addition to £9 million for ex-gratia payments and £5 million for the reimbursements of legal fees.

The review follows the conclusion of a criminal trial in which a number of individuals, including two former HBOS employees, were convicted of conspiracy to corrupt, fraudulent trading and associated money laundering offences which occurred prior to the acquisition of HBOS by the Lloyds Banking Group in 2009. The Group has provided a further £15 million in the year ended 31 December 2018 for customer settlements, raising the total amount provided to £115 million and is now nearing the end of the process of paying compensation to the victims of the fraud, including ex-gratia payments and re-imbursements of legal fees.

Vacant leasehold property

Vacant leasehold property provisions are made by reference to a prudent estimate of expected sub-let income, compared to the head rent, and the possibility of disposing of the Group’s interest in the lease, taking into account conditions in the property market. These provisions are reassessed on a biannual basis and will normally run off over the period of under-recovery of the leases concerned, currently averaging three years; where a property is disposed of earlier than anticipated, any remaining balance in the provision relating to that property is released.

Other

Following the sale of TSB Banking Group plc, the Group raised a provision of £665 million in relation to various ongoing commitments; £168 million of this provision remained unutilised at 31 December 2018.

Provisions are made for staff and other costs related to Group restructuring initiatives at the point at which the Group becomes irrevocably committed to the expenditure. At 31 December 2018 provisions of £179 million (31 December 2017: £104 million) were held.

The Group carries provisions of £122 million (2017: £136 million) for indemnities and other matters relating to legacy business disposals in prior years.

F-67

NOTES TO THE FINANCIAL STATEMENTS

33    Subordinated liabilities

The movement in subordinated liabilities during the year was as follows:

The Group	Preferred securities £m	Undated subordinated liabilities £m	Dated subordinated liabilities £m	Total £m
At 1 January 2017	4,748	625	11,885	17,258

Repurchases and redemptions during the year[1]:
6.369% Fixed/Floating Rate Non-Cumulative Securities Callable 2015	(600)	–	–	(600)
4.385% Step-up Perpetual Capital Securities Callable 2017	(74)	–	–	(74)
7.627% Fixed to Floating Rate Guaranteed Non-Voting Non-Cumulative Preferred Securities	(163)	–	–	(163)
Undated Loan Capital	–	(90)	–	(90)
Subordinated Callable Notes 2017	–	–	(771)	(771)
	(837)	(90)	(771)	(1,698)
Foreign exchange movements	(221)	(34)	(423)	(678)
Other movements (all non-cash)	31	3	(134)	(100)
At 31 December 2017	3,721	504	10,557	14,782

Issued during the year:
Floating Rate Subordinated Callable Notes 2028	–	–	201	201
Repurchases and redemptions during the year[1]:
6.461% Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities	(600)	–	–	(600)
Undated Perpetual Preferred Securities	(14)	–	–	(14)
10.5% Subordinated Bonds callable 2018	–	–	(150)	(150)
6.75% Subordinated Fixed Rate Notes callable 2018	–	–	(1,492)	(1,492)
	(614)	–	(1,642)	(2,256)
Foreign exchange movements	108	20	247	375
Other movements (all non-cash)	(5)	5	(357)	(357)
At 31 December 2018	3,210	529	9,006	12,745

1	The repurchases and redemptions in the year resulted in cash outflows of £2,256 million (2017: £1,608 million).
F-68

NOTES TO THE FINANCIAL STATEMENTS

33    Subordinated liabilities (continued)

The Bank	Preferred securities £m	Undated subordinated liabilities £m	Dated subordinated liabilities £m	Total £m
At 1 January 2017	3,094	450	7,031	10,575

Repurchases and redemptions during the year[1]:
6.369% Fixed/Floating Rate Non-Cumulative Securities Callable 2015	(600)	–	–	(600)
4.385% Step-up Perpetual Capital Securities Callable 2017	(74)	–	–	(74)
	(674)	–	–	(674)
Foreign exchange movements	(153)	(31)	(260)	(444)
Other movements (all non-cash)	(16)	(1)	(99)	(116)
At 31 December 2017	2,251	418	6,672	9,341
Foreign exchange movements	88	19	203	310
Other movements (all non-cash)	(27)	–	(96)	(123)
At 31 December 2018	2,312	437	6,779	9,528

1	The repurchases and redemptions in 2017 resulted in cash outflows of £675 million.

These securities will, in the event of the winding-up of the issuer, be subordinated to the claims of the depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities. The subordination of the specific subordinated liabilities is determined in respect of the issuer and any guarantors of that liability. The claims of holders of preference shares and preferred securities are generally junior to those of the holders of undated subordinated liabilities, which in turn are junior to the claims of the holders of the dated subordinated liabilities. Neither the Group nor the Bank has had any defaults of principal, interest or other breaches with respect to its subordinated liabilities during the year (2017: none).

F-69

NOTES TO THE FINANCIAL STATEMENTS

34    Share capital

(1) Authorised share capital

	Group and Bank
	2018 £m	2017 £m	2016 £m
Sterling
1,650 million ordinary shares of £1 each	1,650	1,650	1,650
1 cumulative floating rate Preference share of £1	–	–	–
100 6 per cent Non-Cumulative Redeemable Preference shares of £1 each	–	–	–
175 million Preference shares of 25p each	44	44	44
	1,694	1,694	1,694

US dollars	US$m	US$m	US$m
160 million Preference shares of 25 cents each	40	40	40

Euro	€m	€m	€m
160 million Preference shares of 25 cents each	40	40	40

Japanese yen	¥m	¥m	¥m
50 million Preference shares of ¥25 each	1,250	1,250	1,250

(2) Issued and fully paid ordinary shares

	2018 Number of shares	2017 Number of shares	2016 Number of shares	2018 £m	2017 £m	2016 £m
Sterling
Ordinary shares of £1 each
At 1 January and 31 December	1,574,285,751	1,574,285,751	1,574,285,751	1,574	1,574	1,574

Share capital and control

There are no limitations on voting rights or restrictions on the transfer of shares in the Bank other than as set out in the articles of association, and certain restrictions which may from time to time be imposed by law and regulations (for example, insider trading laws).

Ordinary shares

The holders of ordinary shares, who held 100 per cent of the total ordinary share capital at 31 December 2018, are entitled to receive the Bank’s report and accounts, attend, speak and vote at general meetings and appoint proxies to exercise voting rights. Holders of ordinary shares may also receive a dividend (subject to the provisions of the Bank’s articles of association) and on a winding up may share in the assets of the Bank.

Issued and fully paid preference shares

The Bank has in issue various classes of preference shares which are all classified as liabilities under accounting standards and which are shown in note 33.

35    Share premium account

	Group and Bank
	2018 £m	2017 £m	2016 £m
At 1 January	600	–	35,533
Redemption of preference shares[1]	–	600	1,840
Capital restructuring[2]	–	–	(37,373)
At 31 December	600	600	–

1	During the year ended 31 December 2017, the Bank redeemed all of its outstanding 6.369% Fixed/Floating Rate Non-Cumulative Preference Shares Callable 2015 which had been accounted for as subordinated liabilities. On redemption an amount of £600 million was transferred from retained profits to the share premium account.
During the year ended 31 December 2016, the Bank redeemed all of its outstanding Floating Rate Non-Cumulative Callable Preference Shares callable 2016 (US$1,000 million), 7.875% Non-cumulative Preference Shares callable 2013 (€500 million) and 7.875% Non-cumulative Preference Shares callable 2013 (US$1,250 million) which had been accounted for as subordinated liabilities. On redemption an amount of £1,840 million was transferred from retained profits to the share premium account.

2	During the year ended 31 December 2016 the Bank reduced its share premium account by Special Resolution which was confirmed by an order of the High Court of Justice, Chancery Division on 23 November 2016. The balance on the share premium account of £37,373 million was transferred to retained profits.
F-70

NOTES TO THE FINANCIAL STATEMENTS

36    Other reserves

	The Group			The Bank
	2018 £m	2017 £m	2016 £m	2018 £m	2017 £m	2016 £m
Other reserves comprise:
Merger reserve	6,348	6,348	6,348	–	–	–
Revaluation reserve in respect of debt securities held at fair value through other comprehensive income	(379)			281
Revaluation reserve in respect of equity shares held at fair value through other comprehensive income	–			–
Revaluation reserve in respect of available-for-sale financial assets		(8)	92		611	667
Cash flow hedging reserve	1,110	1,573	2,224	1,268	1,554	1,845
Foreign currency translation reserve	(114)	(207)	(180)	(6)	76	81
At 31 December	6,965	7,706	8,484	1,543	2,241	2,593

Movements in other reserves were as follows:

	The Group			The Bank
	2018 £m	2017 £m	2016 £m	2018 £m	2017 £m	2016 £m
Merger reserve
At 1 January and 31 December	6,348	6,348	6,348	–	–	–

	The Group 2018 £m	The Bank 2018 £m
Revaluation reserve in respect of debt securities held at fair value through other comprehensive income
At 31 December 2017
Adjustment on adoption of IFRS 9 (note 50)	(195)	483
At 1 January 2018	(195)	483

Change in fair value	(31)	(58)
Deferred tax	31	34
Current tax	–	–
	–	(24)
Income statement transfers:
Disposals (note 8)	(268)	(258)
Deferred tax	84	80
Current tax	–	–
	(184)	(178)
At 31 December 2018	(379)	281
F-71

NOTES TO THE FINANCIAL STATEMENTS

36    Other reserves (continued)

	The Group 2018 £m	The Bank 2018 £m
Revaluation reserve in respect of equity shares held at fair value through other comprehensive income
At 31 December 2017
Adjustment on adoption of IFRS 9 (note 50)	(35)	(42)
At 1 January 2018	(35)	(42)

Change in fair value	(98)	(102)
Deferred tax	22	–
Current tax	–	–
	(76)	(102)
Realised gains and losses transferred to retained profits
Disposals	132	144
Deferred tax	(21)	–
Current tax	–	–
	111	144
At 31 December 2018	–	–

	The Group		The Bank
	2017 £m	2016 £m	2017 £m	2016 £m
Revaluation reserve in respect of available-for-sale financial assets
At 1 January	92	(1,105)	667	(541)
Adjustment on transfer from held-to-maturity portfolio	–	1,544	–	1,544
Deferred tax	–	(417)	–	(417)
	–	1,127	–	1,127
Change in fair value of available-for-sale financial assets	294	356	231	268
Deferred tax	(25)	(25)	(39)	(20)
Current tax	(4)	(3)	–	–
	265	328	192	248
Income statement transfers:
Disposals (note 8)	(464)	(575)	(333)	(507)
Deferred tax	93	196	85	218
Current tax	–	(52)	–	(50)
	(371)	(431)	(248)	(339)
Impairment	6	173	–	172
Deferred tax	–	–	–	–
	6	173	–	172
At 31 December	(8)	92	611	667

	The Group			The Bank
	2018 £m	2017 £m	2016 £m	2018 £m	2017 £m	2016 £m
Cash flow hedging reserve
At 1 January	1,573	2,224	915	1,554	1,845	1,054
Change in fair value of hedging derivatives	91	(271)	2,284	255	15	1,290
Deferred tax	(43)	103	(583)	(72)	21	(321)
	48	(168)	1,701	183	36	969
Income statement transfers	(691)	(644)	(531)	(628)	(436)	(241)
Deferred tax	180	161	139	159	109	63
	(511)	(483)	(392)	(469)	(327)	(178)
At 31 December	1,110	1,573	2,224	1,268	1,554	1,845
F-72

NOTES TO THE FINANCIAL STATEMENTS

36    Other reserves (continued)

	The Group			The Bank
	2018 £m	2017 £m	2016 £m	2018 £m	2017 £m	2016 £m
Foreign currency translation reserve
At 1 January	(207)	(180)	(171)	76	81	62
Currency translation differences arising in the year	(15)	(16)	(115)	2	2	(62)
Foreign currency losses on net investment hedges (tax: £nil)	–	(11)	106	–	(7)	81
Transfers to income statement	108	–	–	(84)	–	–
At 31 December	(114)	(207)	(180)	(6)	76	81

37    Retained profits

	The Group			The Bank
	2018 £m	2017 £m	2016 £m	2018 £m	2017 £m	2016 £m
At 31 December 2017	37,718			53,145
Adjustment on adoption of IFRS 9 and IFRS 15 (note 50)	(969)			(302)
At 1 January	36,749	36,231	3,868	52,843	50,390	16,646
Profit for the year (see below for the Bank)	4,108	4,139	1,102	6,067	5,279	1,953
Capital transactions with parent
Dividends paid (note 39)	(11,022)	(2,650)	(3,040)	(11,022)	(2,650)	(3,040)
Capital repayments	(2,975)	–	–	(2,975)	–	–
Capital contributions received	265	432	323	265	432	323
Return of capital contributions	(9)	(77)	(441)	(9)	(77)	(441)
	(13,741)	(2,295)	(3,158)	(13,741)	(2,295)	(3,158)
Distributions on other equity instruments, net of tax	(201)	(199)	(86)	(201)	(199)	(86)
Realised gains and losses on equity shares held at fair value through other comprehensive income	(111)			(144)
Redemption of preference shares (note 35)	–	(600)	(1,840)	–	(600)	(1,840)
Capital restructuring	–	–	37,373	–	–	37,373
Post-retirement defined benefit scheme remeasurements	120	482	(1,028)	(162)	332	(498)
Share of other comprehensive income of associates and joint ventures	8	–	–	–	–	–
Gains and losses attributable to own credit risk (net of tax)[1]	389	(40)	–	389	(40)	–
Adjustment on vesting of businesses (note 24)	–	–	–	–	278	–
At 31 December	27,321	37,718	36,231	45,051	53,145	50,390

1	During 2017 the Group and the Bank derecognised, on redemption, financial liabilities on which cumulative fair value movements relating to own credit of £3 million, net of tax, had been recognised directly in retained profits (2018: £nil; 2016: £nil).
F-73

Notes to the financial statements

37     Retained profits (continued)

The income statement of the Bank was as follows:

	2018 £m	2017 £m	2016 £m
Interest and similar income	9,093	8,569	9,110
Interest and similar expense	(2,964)	(2,740)	(4,227)
Net interest income	6,129	5,829	4,883

Fee and commission income	1,442	1,457	1,482
Fee and commission expense	(603)	(488)	(463)
Net fee and commission income	839	969	1,019
Net trading income	456	(51)	953
Dividends received	4,848	4,378	3,984
Other operating income	1,933	2,346	(467)
Other income	8,076	7,642	5,489
Total income	14,205	13,471	10,372
Regulatory provisions	(939)	(1,123)	(1,494)
Other operating expenses	(5,864)	(6,078)	(6,228)
Total operating expenses	(6,803)	(7,201)	(7,722)
Trading surplus	7,402	6,270	2,650
Impairment	(504)	(462)	(620)
Profit before tax	6,898	5,808	2,030
Tax expense	(831)	(529)	(77)
Profit for the year	6,067	5,279	1,953

38     Other equity instruments

	The Group and Bank
	2018 £m	2017 £m	2016 £m
At 1 January	3,217	3,217	–
Additional Tier 1 securities issued in the year:
Sterling notes (£1,376 million nominal)	–	–	1,376
Euro notes (€736 million nominal)	–	–	612
US dollar notes ($1,642 million nominal)	–	–	1,229
	3,217	3,217	3,217

The Bank has in issue £3,217 million of Sterling, Dollar and Euro Additional Tier 1 (AT1) securities to Lloyds Banking Group plc. The AT1 securities are fixed rate resetting or floating rate Perpetual Subordinated Permanent Write-Down Securities with no fixed maturity or redemption date.

The principal terms of the AT1 securities are described below:

–	The securities rank behind the claims against the Bank of unsubordinated creditors on a Winding-Up.
–	The fixed rate reset securities bear a fixed rate of interest until the first call date. After the initial call date, in the event that they are not redeemed, the fixed rate reset AT1 securities will bear interest at rates fixed periodically in advance. The floating rate AT1 securities will be reset quarterly both prior to and following the first call date.
–	Interest on the securities will be due and payable only at the sole discretion of the Bank and the Bank may at any time elect to cancel any Interest Payment (or any part thereof) which would otherwise be payable on any Interest Payment Date. There are also certain restrictions on the payment of interest as specified in the terms.
–	The securities are undated and are repayable, at the option of the Bank, in whole at the first call date, or at any Interest Payment date thereafter. In addition, the AT1 securities are repayable, at the option of the Bank, in whole for certain regulatory or tax reasons. Any repayments require the prior consent of the Prudential Regulation Authority.
–	The securities will be subject to a Permanent Write Down should the fully Loaded Common Equity Tier 1 ratio of the Bank fall below 7.0 per cent.
F-74

Notes to the financial statements

39     Dividends on ordinary shares

	2018 £m	2017 £m	2016 £m
Dividends paid in the year were as follows:
Final dividend for previous year paid during the current year	–	–	–
Interim dividends	11,022	2,650	3,040
	11,022	2,650	3,040

40     Share-based payments

During the year ended 31 December 2018 Lloyds Banking Group pic operated a number of share-based payment schemes for which employees of the Lloyds Bank Group were eligible and all of which are equity settled. Details of all schemes operated by Lloyds Banking Group are set out below; these are managed and operated on a Lloyds Banking Group-wide basis. The amount charged to the Group’s income statement in respect of Lloyds Banking Group share-based payment schemes, and which is included within staff costs (note 9), was £417 million (2017: £414 million; 2016: £420 million) with a further £6 million (2017: £23 million; 2016: £22 million) included within discontinued operations (see note 13).

Group Performance Share plan

The Group operates a Group Performance Share plan that is equity settled. Bonuses in respect of employee performance in 2018 have been recognised in the charge in line with the proportion of the deferral period completed.

Save-As-You-Earn schemes

Eligible employees may enter into contracts through the Save-As-You-Earn (SAYE) schemes to save up to £500 per month and, at the expiry of a fixed term of three or five years, have the option to use these savings within six months of the expiry of the fixed term to acquire shares in the Group at a discounted price of no less than 80 per cent of the market price at the start of the invitation.

Movements in the number of share options outstanding under the SAYE schemes are set out below:

	2018			2017
	Number of options	Weighted average exercise price (pence	)	Number of options	Weighted average exercise price (pence	)
Outstanding at 1 January	860,867,088	51.34		678,692,896	51.76
Granted	188,866,162	47.92		268,653,890	51.03
Exercised	(135,721,404)	59.00		(13,119,229)	55.58
Forfeited	(22,909,999)	49.85		(18,545,569)	51.70
Cancelled	(78,073,042)	50.66		(41,211,075)	52.77
Expired	(10,033,887)	55.20		(13,603,825)	56.98
Outstanding at 31 December	802,994,918	49.30		860,867,088	51.34
Exercisable at 31 December	68,378	60.02		–	–

The weighted average share price at the time that the options were exercised during 2018 was £0.67 (2017: £0.67). The weighted average remaining contractual life of options outstanding at the end of the year was 2.16 years (2017: 1.4 years).

The weighted average fair value of SAYE options granted during 2018 was £0.13 (2017: £0.15). The fair values of the SAYE options have been determined using a standard Black-Scholes model.

Notes to the financial statements

40     Share-based payments (continued)

Other share option plans

Lloyds Banking Group Executive Share Plan 2003

The Plan was adopted in December 2003 and under the Plan share options may be granted to senior employees. Options under this plan have been granted specifically to facilitate recruitment (to compensate new recruits for any lost share awards), and also to make grants to key individuals for retention purposes. In some instances, grants may be made subject to individual performance conditions.

Participants are not entitled to any dividends paid during the vesting period.

	2018			2017
	Number of options	Weighted average exercise price (pence	)	Number of options	Weighted average exercise price (pence	)
Outstanding at 1 January	14,523,989	Nil		218,962,281	Nil
Granted	3,914,599	Nil		5,466,405	Nil
Exercised	(6,854,043)	Nil		(104,967,667)	Nil
Vested	(148,109)	Nil		–	–
Forfeited	(662,985)	Nil		(81,883)	Nil
Lapsed	(510,423)	Nil		(104,855,147)	Nil
Outstanding at 31 December	10,263,028	Nil		14,523,989	Nil
Exercisable at 31 December	3,305,442	Nil		7,729,919	Nil

The weighted average fair value of options granted in the year was £0.55 (2017: £0.62). The fair values of options granted have been determined using a standard Black-Scholes model. The weighted average share price at the time that the options were exercised during 2018 was £0.65 (2017: £0.69). The weighted average remaining contractual life of options outstanding at the end of the year was 5.2 years (2017: 4.9 years).

Other share plans

Lloyds Banking Group Executive Share Ownership Plan

The plan, introduced in 2006, is aimed at delivering shareholder value by linking the receipt of shares to an improvement in the performance of the Group over a three year period. Awards are made within limits set by the rules of the plan, with the limits determining the maximum number of shares that can be awarded equating to three times annual salary. In exceptional circumstances this may increase to four times annual salary.

For the 2016 and 2017 plan participants may be entitled to any dividends paid during the vesting period if the performance conditions are met. An amount equal in value to any dividends paid between the award date and the date the Remuneration Committee determine that the performance conditions were met may be paid, based on the number of shares that vest. The Remuneration Committee will determine if any dividends are to be paid in cash or in shares. Details of the performance conditions for the plan are provided in the Directors’ remuneration report.

At the end of the performance period for the 2015 grant, the targets had not been fully met and therefore these awards vested in 2018 at a rate of 66.3 per cent.

	2018 Number of shares	2017 Number of shares
Outstanding at 1 January	370,804,915	358,228,028
Granted	160,586,201	139,812,788
Vested	(73,270,301)	(57,406,864)
Forfeited	(48,108,870)	(73,268,966)
Dividend award	7,373,691	3,439,929
Outstanding at 31 December	417,385,636	370,804,915

Awards in respect of the 2016 grant vested in 2019 at a rate of 68.7 per cent.

The weighted average fair value of awards granted in the year was £0.48 (2017: £0.57).

Notes to the financial statements

40     Share-based payments (continued)

The fair value calculations at 31 December 2018 for grants made in the year, using Black-Scholes models and Monte Carlo simulation, are based on the following assumptions:

	Save-As-You-Earn	Executive Share Plan 2003	LTIP
Weighted average risk-free interest rate	0.96%	0.74%	0.94%
Weighted average expected life	3.3 years	1.3 years	3.7 years
Weighted average expected volatility	28%	21%	29%
Weighted average expected dividend yield	4.0%	4.0%	4.0%
Weighted average share price	£0.59	£0.58	£0.67
Weighted average exercise price	£0.48	Nil	Nil

Expected volatility is a measure of the amount by which the Group’s shares are expected to fluctuate during the life of an option. The expected volatility is estimated based on the historical volatility of the closing daily share price over the most recent period that is commensurate with the expected life of the option. The historical volatility is compared to the implied volatility generated from market traded options in the Group’s shares to assess the reasonableness of the historical volatility and adjustments made where appropriate.

Share Incentive Plan

Free Shares

An award of shares may be made annually to employees up to a maximum of £3,000. The shares awarded are held in trust for a mandatory period of three years on the employee’s behalf, during which period the employee is entitled to any dividends paid on such shares. The award is subject to a non-market based condition. If an employee leaves the Group within this three year period for other than a ‘good’ reason, all of the shares awarded will be forfeited.

On 10 May 2018, the Group made an award of £200 (2017: £200) of shares to all eligible employees. The number of shares awarded was 21,513,300 (2017: 21,566,047), with an average fair value of £0.67 (2017: £0.69) based on the market price at the date of award.

Matching shares

The Group undertakes to match shares purchased by employees up to the value of £45 per month; these matching shares are held in trust for a mandatory period of three years on the employee’s behalf, during which period the employee is entitled to any dividends paid on such shares. The award is subject to a non-market based condition: if an employee leaves within this three year period for other than a ‘good’ reason, 100 per cent of the matching shares are forfeited. Similarly if the employees sell their purchased shares within three years, their matching shares are forfeited.

The number of shares awarded relating to matching shares in 2018 was 34,174,161 (2017: 32,025,497), with an average fair value of £0.63 (2017: £0.67), based on market prices at the date of award.

Fixed share awards

Fixed share awards were introduced in 2014 in order to ensure that total fixed remuneration is commensurate with role and to provide a competitive reward package for certain Lloyds Banking Group employees, with an appropriate balance of fixed and variable remuneration, in line with regulatory requirements. The fixed share awards are delivered in Lloyds Banking Group shares, released over five years with 20 per cent being released each year following the year of award. The number of shares purchased in 2018 was 8,965,562 (2017: 9,313,314).

The fixed share award is not subject to any performance conditions, performance adjustment or clawback. On an employee leaving the Group, there is no change to the timeline for which shares will become unrestricted.

41     Related party transactions

Key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of an entity; the Group’s key management personnel are the members of the Lloyds Banking Group plc Group Executive Committee together with its Non-Executive Directors.

The table below details, on an aggregated basis, key management personnel compensation:

	2018 £m	2017 £m	2016 £m
Compensation
Salaries and other short-term benefits	13	13	17
Post-employment benefits	–	–	–
Share-based payments	17	22	23
Total compensation	30	35	40

The aggregate of the emoluments of the directors was £12.2 million (2017: £14.0 million; 2016: £13.6 million).

Aggregate company contributions in respect of key management personnel to defined contribution pension schemes were £nil (2017: £0.05 million; 2016: £0.1 million).

Notes to the financial statements

41    Related party transactions (continued)

The total for the highest paid director (António Horta-Osório) was £5,472,000 (2017: (António Horta-Osório) £6,469,000; 2016: (António Horta-Osório) £6,289,000); this did not include any gain on exercise of Lloyds Banking Group plc shares in either year.

	2018 million	2017 million	2016 million
Share options over Lloyds Banking Group plc shares
At 1 January	1	3	9
Granted, including certain adjustments (includes entitlements of appointed key management personnel)	–	–	3
Exercised/lapsed (includes entitlements of former key management personnel)	(1)	(2)	(9)
At 31 December	–	1	3

	2018 million	2017 million	2016 million
Share plans settled in Lloyds Banking Group plc shares
At 1 January	82	65	82
Granted, including certain adjustments (includes entitlements of appointed key management personnel)	39	37	29
Exercised/lapsed (includes entitlements of former key management personnel)	(37)	(20)	(46)
At 31 December	84	82	65

The tables below detail, on an aggregated basis, balances outstanding at the year end and related income and expense, together with information relating to other transactions between the Group and its key management personnel:

	2018 £m	2017 £m	2016 £m
Loans
At 1 January	2	4	5
Advanced (includes loans of appointed key management personnel)	1	1	3
Repayments (includes loans of former key management personnel)	(1)	(3)	(4)
At 31 December	2	2	4

The loans are on both a secured and unsecured basis and are expected to be settled in cash. The loans attracted interest rates of between 6.70 per cent and 24.20 per cent in 2018 (2017: 6.45 per cent and 23.95 per cent; 2016: 2.49 per cent and 23.95 per cent).

No provisions have been recognised in respect of loans given to key management personnel (2017: £nil; 2016: £nil).

	2018 £m	2017 £m	2016 £m
Deposits
At 1 January	20	12	13
Placed (includes deposits of appointed key management personnel)	33	41	41
Withdrawn (includes deposits of former key management personnel)	(33)	(33)	(42)
At 31 December	20	20	12

Deposits placed by key management personnel attracted interest rates of up to 3.5 per cent (2017: 4.0 per cent; 2016: 4.0 per cent).

At 31 December 2018, the Group did not provide any guarantees in respect of key management personnel (2017: none; 2016: none).

At 31 December 2018, transactions, arrangements and agreements entered into by the Group and its banking subsidiaries with directors and connected persons included amounts outstanding in respect of loans and credit card transactions of £0.5 million with three directors and three connected persons (2017: £0.01 million with three directors and two connected persons; 2016: £0.4 million with five directors and two connected persons).

Balances and transactions with fellow Lloyds Banking Group undertakings

Transfers of operations

As a result of the requirements of the ring-fencing regulations, the Bank sold its subsidiary, Scottish Widows Group Limited, to its ultimate holding company during 2018. In addition, the Bank and its subsidiary, Bank of Scotland plc, sold the element of their overseas and commercial banking businesses required to be transferred in order to ensure compliance with the ring-fencing legislation to Lloyds Bank Corporate Markets plc, a fellow Lloyds Banking Group undertaking.

Balances and transactions between members of the Lloyds Bank Group

In accordance with IFRS10 Consolidated financial statements, transactions and balances between the Bank and its subsidiary undertakings, and between those subsidiary undertakings, have all been eliminated on consolidation and thus are not reported as related party transactions of the Group.

Notes to the financial statements

41    Related party transactions (continued)

The Bank, as a result of its position as parent of a banking group, has a large number of transactions with various of its subsidiary undertakings; these are included on the balance sheet of the Bank as follows:

	2018 £m	2017 £m
Assets, included within:
Derivative financial instruments	7,385	7,851
Financial assets at fair value through profit or loss	8	603
Financial assets at amortised cost: due from fellow Lloyds Banking Group undertakings	152,592	160,108
Available-for-sale financial assets		2,051
	159,985	170,613
Liabilities, included within:
Due to fellow Lloyds Banking Group undertakings	71,696	102,085
Financial liabilities at fair value through profit or loss	142	221
Derivative financial instruments	6,335	7,528
Debt securities in issue	124	106
Subordinated liabilities	58	53
	78,355	109,993

Due to the size and volume of transactions passing through these accounts, it is neither practical nor meaningful to disclose information on gross inflows and outflows. During 2018 the Bank earned interest income on the above asset balances of £2,646 million (2017: £2,286 million) and incurred interest expense on the above liability balances of £886 million (2017: £933 million).

In addition, the Bank raised recharges of £1,315 million (2017: £1,287 million) on its subsidiaries in respect of costs incurred and also received fees of £146 million (2017: £147 million), and paid fees of £151 million (2017: £116 million), for various services provided between the Bank and its subsidiaries.

Details of contingent liabilities and commitments entered into on behalf of fellow Lloyds Banking Group undertakings are given in note 42.

Balances and transactions with Lloyds Banking Group plc and fellow subsidiaries of the Bank

The Bank and its subsidiaries have balances due to and from the Bank’s parent company, Lloyds Banking Group plc and fellow subsidiaries of the Bank. These are included on the balance sheet as follows:

	The Group		The Bank
	2018 £m	2017 £m	2018 £m	2017 £m
Assets, included within:
Financial assets at amortised cost: due from fellow Lloyds Banking Group undertakings	1,878	6,195	993	3,352
Financial assets at fair value through profit or loss	1,062	1,949	1,062	–
Derivative financial instruments	2,589	666	2,558	327
	5,529	8,810	4,613	3,679
Liabilities, included within:
Due to fellow Lloyds Banking Group undertakings	19,663	13,237	16,687	10,684
Financial liabilities at fair value through profit or loss	137	–	137	–
Derivative financial instruments	2,693	1,384	2,184	265
Debt securities in issue	193	181	7	–
Subordinated liabilities	2,985	2,841	2,900	2,741
	25,671	17,643	21,915	13,690

These balances include Lloyds Banking Group plc’s banking arrangements and, due to the size and volume of transactions passing through these accounts, it is neither practical nor meaningful to disclose information on gross inflows and outflows. During 2018 the Group earned £166 million and the Bank earned £142 million interest income on the above asset balances (2017: Group £62 million; Bank £20 million); the Group incurred £370 million and the Bank incurred £334 million interest expense on the above liability balances (2017: Group £255 million; Bank £207 million).

During 2017 and 2018 the Bank incurred expenditure for the benefit of its subsidiaries, which has not been recharged.

During the year, the Group disposed of certain entities to fellow subsidiaries of Lloyds Banking Group plc. The ultimate controlling party of these entities remained the same following the transfer.

Notes to the financial statements

41    Related party transactions (continued)

Other related party transactions

Pension funds

The Group provides banking and some investment management services to certain of its pension funds. At 31 December 2018, customer deposits of £225 million (2017: £337 million) and investment and insurance contract liabilities at 31 December 2017 of £307 million, reported within the disposal group (see note 13), related to the Group’s pension funds.

Joint ventures and associates

At 31 December 2018 there were loans and advances to customers of £57 million (2017: £123 million) outstanding and balances within customer deposits of £2 million (2017: £9 million) relating to joint ventures and associates.

42    Contingent liabilities and commitments

Interchange fees

With respect to multi-lateral interchange fees (MIFs), the Lloyds Banking Group is not directly involved in the ongoing investigations and litigation (as described below) which involve card schemes such as Visa and Mastercard. However, the Lloyds Bank Group is a member/licensee of Visa and Mastercard and other card schemes:

–	The European Commission continues to pursue competition investigations against Mastercard and Visa probing, amongst other things, MIFs paid in respect of cards issued outside the EEA;
–	Litigation brought by retailers continues in the English Courts against both Visa and Mastercard;
–	Any ultimate impact on the Lloyds Bank Group of the above investigations and litigation against Visa and Mastercard remains uncertain at this time.

Visa Inc completed its acquisition of Visa Europe on 21 June 2016. As part of this transaction, the Lloyds Banking Group and certain other UK banks also entered into a Loss Sharing Agreement (LSA) with Visa Inc, which clarifies the allocation of liabilities between the parties should the litigation referred to above result in Visa Inc being liable for damages payable by Visa Europe. The maximum amount of liability to which the Lloyds Banking Group may be subject under the LSA is capped at the cash consideration which was received by the Lloyds Banking Group at completion. Visa Inc may also have recourse to a general indemnity, previously in place under Visa Europe’s Operating Regulations, for damages claims concerning inter or intra-regional MIF setting activities.

LIBOR and other trading rates

In July 2014, the Lloyds Banking Group announced that it had reached settlements totalling £217 million (at 30 June 2014 exchange rates) to resolve with UK and US federal authorities legacy issues regarding the manipulation several years ago of Lloyds Banking Group companies’ submissions to the British Bankers’ Association (BBA) London Interbank Offered Rate (LIBOR) and Sterling Repo Rate. The Lloyds Banking Group continues to cooperate with various other government and regulatory authorities, including the Swiss Competition Commission, and a number of US State Attorneys General, in conjunction with their investigations into submissions made by panel members to the bodies that set LIBOR and various other interbank offered rates.

Certain Lloyds Banking Group companies, together with other panel banks, have also been named as defendants in private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US Dollar, Japanese Yen and Sterling LIBOR and the Australian BBSW Reference Rate. Certain of the plaintiffs’ claims, have been dismissed by the US Federal Court for Southern District of New York (subject to appeals).

Certain Lloyds Banking Group companies are also named as defendants (i) in UK based claims; and (ii) in two Dutch class actions, raising LIBOR manipulation allegations. A number of the claims against the Lloyds Banking Group in relation to the alleged mis-sale of interest rate hedging products also include allegations of LIBOR manipulation.

It is currently not possible to predict the scope and ultimate outcome on the Lloyds Banking Group of the various outstanding regulatory investigations not encompassed by the settlements, any private lawsuits or any related challenges to the interpretation or validity of any of the Lloyds Banking Group’s contractual arrangements, including their timing and scale.

Tax authorities

The Lloyds Banking Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2013 HMRC informed the Lloyds Banking Group that their interpretation of the UK rules which allow the offset of such losses denies the claim. If HMRC’s position is found to be correct management estimate that this would result in an increase in current tax liabilities of approximately £770 million (including interest) and a reduction in the Lloyds Banking Group’s deferred tax asset of approximately £250 million (overall impact on the Group of £910 million). The Lloyds Banking Group does not agree with HMRC’s position and, having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due. There are a number of other open matters on which the Group is in discussion with HMRC (including the tax treatment of certain costs arising from the divestment of TSB Banking Group plc), none of which is expected to have a material impact on the financial position of the Group.

Residential mortgage repossessions

In August 2014, the Northern Ireland High Court handed down judgment in favour of the borrowers in relation to three residential mortgage test cases concerning certain aspects of the Lloyds Banking Group’s practice with respect to the recalculation of contractual monthly instalments of customers in arrears. The FCA has been actively engaged with the industry in relation to these considerations and has published Guidance on the treatment of customers with mortgage payment shortfalls. The Guidance covers remediation for mortgage customers who may have been affected by the way firms calculate these customers’ monthly mortgage instalments. The Lloyds Banking Group is implementing the Guidance.

Mortgage arrears handling activities – FCA investigation

On 26 May 2016, the Lloyds Banking Group was informed that an enforcement team at the FCA had commenced an investigation in connection with the Lloyds Banking Group’s mortgage arrears handling activities. This investigation is ongoing and the Lloyds Banking Group continues to cooperate with the FCA. It is not currently possible to make a reliable assessment of any liability that may result from the investigation including any financial penalty or public censure.

Notes to the financial statements

42    Contingent liabilities and commitments (continued)

HBOS Reading – FCA investigation

On 21 June 2019, the FCA announced the outcome of its investigation into Bank of Scotland plc’s disclosures in the period between 3 May 2007 and 16 January 2009 regarding the Impaired Assets Office for London and the South East, based in Reading. Lloyds Banking Group accepted the findings, and agreed to pay a fine of £45.5 million.

The FCA’s investigation related to the period prior to the acquisition of HBOS by Lloyds Banking Group. While Bank of Scotland plc referred to the FCA its suspicions that a fraud may have taken place during the period in question, the FCA determined that Bank of Scotland plc ‘failed to be open and cooperative and failed to disclose information appropriately’ about those suspicions. The FCA judged these failures were ‘not intentional’.

Lloyds Banking Group co-operated fully throughout the enforcement investigation, which was initially launched in 2010 before being paused between 2013 and 2017 to avoid prejudicing the criminal investigation by Thames Valley Police.

Other legal actions and regulatory matters

In addition, during the ordinary course of business the Group is subject to other complaints and threatened or actual legal proceedings (including class or group action claims) brought by or on behalf of current or former employees, customers, investors or other third parties, as well as legal and regulatory reviews, challenges, investigations and enforcement actions, both in the UK and overseas. All such material matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management’s best estimate of the amount required at the relevant balance sheet date. In some cases it will not be possible to form a view, for example because the facts are unclear or because further time is needed properly to assess the merits of the case, and no provisions are held in relation to such matters. In these circumstances, specific disclosure in relation to a contingent liability will be made where material. However the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows.

Contingent liabilities and commitments arising from the banking business

	The Group		The Bank
	2018 £m	2017 £m	2018 £m	2017 £m
Contingent liabilities
Acceptances and endorsements	32	71	31	70
Other:
Other items serving as direct credit substitutes	485	740	449	722
Performance bonds and other transaction-related contingencies	2,270	2,300	2,012	2,167
	2,755	3,040	2,461	2,889
Total contingent liabilities	2,787	3,111	2,492	2,959

	The Bank
	2018 £m	2017 £m
Incurred on behalf of fellow Lloyds Banking Group undertakings	–	5

The contingent liabilities of the Group and the Bank arise in the normal course of banking business and it is not practicable to quantify their future financial effect.

	The Group		The Bank
	2018 £m	2017 £m	2018 £m	2017 £m
Commitments and guarantees
Documentary credits and other short-term trade-related transactions	1	–	–	–
Forward asset purchases and forward deposits placed	731	384	684	353
Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year original maturity:
Mortgage offers made	11,573	11,156	1,514	1,291
Other commitments and guarantees	77,995	84,925	31,255	37,457
	89,568	96,081	32,769	38,748
1 year or over original maturity	28,214	39,074	24,444	35,890
Total commitments and guarantees	118,514	135,539	57,897	74,991

	The Bank
	2018 £m	2017 £m
Incurred on behalf of fellow Lloyds Banking Group undertakings	5,452	1,532

Of the amounts shown above in respect of undrawn formal standby facilities, credit lines and other commitments to lend £48,455 million (2017: £65,946 million) for the Group and £30,420 million (2017: £47,590 million) for the Bank were irrevocable.

Notes to the financial statements

42    Contingent liabilities and commitments (continued)

Operating lease commitments

Where a Group company is the lessee, the future minimum lease payments under non-cancellable premises operating leases are as follows:

	The Group		The Bank
	2018 £m	2017 £m	2018 £m	2017 £m
Not later than 1 year	276	275	147	153
Later than 1 year and not later than 5 years	807	845	457	478
Later than 5 years	977	934	537	462
Total operating lease commitments	2,060	2,054	1,141	1,093

Operating lease payments represent rental payable by the Group for certain of its properties. Some of these operating lease arrangements have renewal options and rent escalation clauses, although the effect of these is not material. No arrangements have been entered into for contingent rental payments.

Capital commitments

Excluding commitments of the Group in respect of investment property (note 23), capital expenditure contracted but not provided for at 31 December 2018 amounted to £370 million (2017: £444 million) for the Group and £1 million (2017: £4 million) for the Bank. Of this amount for the Group, £369 million (2017: £440 million) relates to assets to be leased to customers under operating leases. The Group’s management is confident that future net revenues and funding will be sufficient to cover these commitments.

43    Structured entities

The Group’s interests in structured entities are consolidated. Details of the Group’s interests in these structured entities are set out in note 28 for securitisations and covered bond vehicles, note 30 for structured entities associated with the Group’s pension schemes, and below.

Asset-backed conduits

In addition to the structured entities discussed in note 28, which are used for securitisation and covered bond programmes, the Group sponsors an active asset-backed conduit, Cancara, which invests in client receivables and debt securities. The total consolidated exposure of Cancara at 31 December 2018 was £5,122 million (2017: £6,049 million), comprising £5,012 million of loans and advances (2017: £5,939 million) and £110 million of debt securities (2017: £110 million).

All lending assets and debt securities held by the Group in Cancara are restricted in use, as they are held by the collateral agent for the benefit of the commercial paper investors and the liquidity providers only. The Group provides liquidity facilities to Cancara under terms that are usual and customary for standard lending activities in the normal course of the Group’s banking activities. During 2018 there have continued to be planned drawdowns on certain liquidity facilities for balance sheet management purposes, supporting the programme to provide funding alongside the proceeds of the asset-backed commercial paper issuance. The Group could be asked to provide support under the contractual terms of these arrangements including, for example, if Cancara experienced a shortfall in external funding, which may occur in the event of market disruption.

The external assets in Cancara are consolidated in the Group’s financial statements.

NOTES TO THE FINANCIAL STATEMENTS

44    Financial instruments

(1) Measurement basis of financial assets and liabilities

The accounting policies in note 2 describe how different classes of financial instruments are measured, and how income and expenses, including fair value gains and losses, are recognised. The following tables analyse the carrying amounts of the financial assets and liabilities by category and by balance sheet heading.

	Derivatives designated	Mandatorily held at fair value through profit or loss		Designated at fair value	At fair value through other	Held at
The Group	as hedging instruments £m	Held for trading £m	Other £m	through profit or loss £m	comprehensive income £m	amortised cost £m	Total £m
At 31 December 2018
Financial assets
Cash and balances at central banks	–	–	–	–	–	40,213	40,213
Items in the course of collection from banks	–	–	–	–	–	645	645
Financial assets at fair value through profit or loss	–	19,462	3,794	–	–	–	23,256
Derivative financial instruments	1,483	9,810	–	–	–	–	11,293
Loans and advances to banks	–	–	–	–	–	3,692	3,692
Loans and advances to customers	–	–	–	–	–	464,044	464,044
Debt securities	–	–	–	–	–	5,095	5,095
Due from fellow Lloyds Banking Group undertakings	–	–	–	–	–	1,878	1,878
Financial assets at amortised cost	–	–	–	–	–	474,709	474,709
Financial assets at fair value through other comprehensive income	–	–	–	–	24,368	–	24,368
Total financial assets	1,483	29,272	3,794	–	24,368	515,567	574,484
Financial liabilities
Deposits from banks	–	–	–	–	–	26,263	26,263
Customer deposits	–	–	–	–	–	391,251	391,251
Due to fellow Lloyds Banking Group undertakings	–	–	–	–	–	19,663	19,663
Items in course of transmission to banks	–	–	–	–	–	615	615
Financial liabilities at fair value through profit or loss	–	10,543	–	7,187	–	–	17,730
Derivative financial instruments	1,107	9,804	–	–	–	–	10,911
Notes in circulation	–	–	–	–	–	1,104	1,104
Debt securities in issue	–	–	–	–	–	64,533	64,533
Subordinated liabilities	–	–	–	–	–	12,745	12,745
Total financial liabilities	1,107	20,347	–	7,187	–	516,174	544,815
F-83

NOTES TO THE FINANCIAL STATEMENTS

44    Financial instruments (continued)

	Derivatives designated	At fair value through profit or loss			Held at
The Group	as hedging instruments £m	Held for trading £m	Other £m	Available- for-sale £m	amortised cost £m	Insurance contracts £m	Total £m
At 31 December 2017
Financial assets
Cash and balances at central banks	–	–	–	–	58,521	–	58,521
Items in the course of collection from banks	–	–	–	–	755	–	755
Financial assets at fair value through profit or loss	–	42,830	2,778	–	–	–	45,608
Derivative financial instruments	1,900	22,252	–	–	–	–	24,152
Loans and advances to banks	–	–	–	–	4,274	–	4,274
Loans and advances to customers	–	–	–	–	465,555	–	465,555
Debt securities	–	–	–	–	3,637	–	3,637
Due from fellow Lloyds Banking group undertakings	–	–	–	–	6,195	–	6,195
Financial assets at amortised cost	–	–	–	–	479,661	–	479,661
Available-for-sale financial assets	–	–	–	41,717	–	–	41,717
Assets of continuing operations	1,900	65,082	2,778	41,717	538,937	–	650,414
Assets in the disposal group (note 13)	–	3,465	125,051	–	2,337	–	130,853
Total financial assets	1,900	68,547	127,829	41,717	541,274	–	781,267
Financial liabilities
Deposits from banks	–	–	–	–	28,888	–	28,888
Customer deposits	–	–	–	–	418,124	–	418,124
Due to fellow Lloyds Banking group undertakings	–	–	–	–	13,237	–	13,237
Items in course of transmission to banks	–	–	–	–	579	–	579
Financial liabilities at fair value through profit or loss	–	43,062	7,812	–	–	–	50,874
Derivative financial instruments	1,864	22,835	–	–	–	–	24,699
Notes in circulation	–	–	–	–	1,313	–	1,313
Debt securities in issue	–	–	–	–	61,865	–	61,865
Subordinated liabilities	–	–	–	–	14,782	–	14,782
Liabilities of continuing operations	1,864	65,897	7,812	–	538,788	–	614,361
Liabilities in the disposal group (note 13)	–	3,147	–	–	5,055	119,271	127,473
Total financial liabilities	1,864	69,044	7,812	–	543,843	119,271	741,834
F-84

NOTES TO THE FINANCIAL STATEMENTS

44    Financial instruments (continued)

	Derivatives designated	Mandatorily held at fair value through profit or loss		Designated at fair value	At fair value through other	Held at
The Bank	as hedging instruments £m	Held for trading £m	Other £m	through profit or loss £m	comprehensive income £m	amortised cost £m	Total £m
At 31 December 2018
Financial assets
Cash and balances at central banks	–	–	–	–	–	37,632	37,632
Items in the course of collection from banks	–	–	–	–	–	464	464
Financial assets at fair value through profit or loss	–	19,420	1,423	–	–	–	20,843
Derivative financial instruments	432	14,999	–	–	–	–	15,431
Loans and advances to banks	–	–	–	–	–	3,153	3,153
Loans and advances to customers	–	–	–	–	–	172,315	172,315
Debt securities	–	–	–	–	–	4,960	4,960
Due from fellow Lloyds Banking Group undertakings	–	–	–	–	–	153,585	153,585
Financial assets at amortised cost	–	–	–	–	–	334,013	334,013
Financial assets at fair value through other comprehensive income	–	–	–	–	23,208	–	23,208
Total financial assets	432	34,419	1,423	–	23,208	372,109	431,591
Financial liabilities
Deposits from banks	–	–	–	–	–	5,320	5,320
Customer deposits	–	–	–	–	–	229,402	229,402
Due to fellow Lloyds Banking Group undertakings	–	–	–	–	–	88,383	88,383
Items in course of transmission to banks	–	–	–	–	–	341	341
Financial liabilities at fair value through profit or loss	–	10,686	–	7,033	–	–	17,719
Derivative financial instruments	1,315	13,231	–	–	–	–	14,546
Debt securities in issue	–	–	–	–	–	49,787	49,787
Subordinated liabilities	–	–	–	–	–	9,528	9,528
Total financial liabilities	1,315	23,917	–	7,033	–	382,761	415,026
F-85

NOTES TO THE FINANCIAL STATEMENTS

44    Financial instruments (continued)

	Derivatives designated	At fair value through profit or loss			Held at
The Bank	as hedging instruments £m	Held for trading £m	Other £m	Available- for-sale £m	amortised cost £m	Total £m
At 31 December 2017
Financial assets
Cash and balances at central banks	–	–	–	–	55,835	55,835
Items in the course of collection from banks	–	–	–	–	490	490
Financial assets at fair value through profit or loss	–	42,839	1,138	–	–	43,977
Derivative financial instruments	774	25,990	–	–	–	26,764
Loans and advances to banks	–	–	–	–	3,611	3,611
Loans and advances to customers	–	–	–	–	170,804	170,804
Debt securities	–	–	–	–	3,182	3,182
Due from fellow Lloyds Banking Group undertakings	–	–	–	–	163,460	163,460
Financial assets at amortised cost	–	–	–	–	341,057	341,057
Available-for-sale financial assets	–	–	–	42,566	–	42,566
Total financial assets	774	68,829	1,138	42,566	397,382	510,689
Financial liabilities
Deposits from banks	–	–	–	–	7,538	7,538
Customer deposits	–	–	–	–	234,397	234,397
Due to fellow Lloyds Banking Group undertakings	–	–	–	–	112,769	112,769
Items in course of transmission to banks	–	–	–	–	304	304
Financial liabilities at fair value through profit or loss	–	43,233	7,812	–	–	51,045
Derivative financial instruments	2,079	26,188	–	–	–	28,267
Debt securities in issue	–	–	–	–	48,158	48,158
Subordinated liabilities	–	–	–	–	9,341	9,341
Total financial liabilities	2,079	69,421	7,812	–	412,507	491,819

(2) Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is a measure at a specific date and may be significantly different from the amount which will actually be paid or received on maturity or settlement date.

Wherever possible, fair values have been calculated using unadjusted quoted market prices in active markets for identical instruments held by the Group. Where quoted market prices are not available, or are unreliable because of poor liquidity, fair values have been determined using valuation techniques which, to the extent possible, use market observable inputs, but in some cases use non-market observable inputs. Valuation techniques used include discounted cash flow analysis and pricing models and, where appropriate, comparison to instruments with characteristics similar to those of the instruments held by the Group.

The Group manages valuation adjustments for its derivative exposures on a net basis; the Group determines their fair values on the basis of their net exposures. In all other cases, fair values of financial assets and liabilities measured at fair value are determined on the basis of their gross exposures.

The carrying amount of the following financial instruments is a reasonable approximation of fair value: cash and balances at central banks, items in the course of collection from banks, items in course of transmission to banks, notes in circulation and liabilities arising from non-participating investment contracts.

Because a variety of estimation techniques are employed and significant estimates made, comparisons of fair values between financial institutions may not be meaningful. Readers of these financial statements are thus advised to use caution when using this data to evaluate the Group’s financial position.

Fair value information is not provided for items that are not financial instruments or for other assets and liabilities which are not carried at fair value in the Group’s consolidated balance sheet. These items include intangible assets, such as the value of the Group’s branch network, the long-term relationships with depositors and credit card relationships; premises and equipment; and shareholders’ equity. These items are material and accordingly the Group believes that the fair value information presented does not represent the underlying value of the Group.

F-86

NOTES TO THE FINANCIAL STATEMENTS

44    Financial instruments (continued)

Valuation control framework

The key elements of the control framework for the valuation of financial instruments include model validation, product implementation review and independent price verification. These functions are carried out by appropriately skilled risk and finance teams, independent of the business area responsible for the products.

Model validation covers both qualitative and quantitative elements relating to new models. In respect of new products, a product implementation review is conducted pre- and post-trading. Pre-trade testing ensures that the new model is integrated into the Group’s systems and that the profit and loss and risk reporting are consistent throughout the trade life cycle. Post-trade testing examines the explanatory power of the implemented model, actively monitoring model parameters and comparing in-house pricing to external sources. Independent price verification procedures cover financial instruments carried at fair value. The frequency of the review is matched to the availability of independent data, monthly being the minimum. Valuation differences in breach of established thresholds are escalated to senior management. The results from independent pricing and valuation reserves are reviewed monthly by senior management.

Formal committees, consisting of senior risk, finance and business management, meet at least quarterly to discuss and approve valuations in more judgemental areas, in particular for unquoted equities, structured credit, over-the-counter options and the Credit Valuation Adjustment (CVA) reserve.

Valuation of financial assets and liabilities

Assets and liabilities carried at fair value or for which fair values are disclosed have been classified into three levels according to the quality and reliability of information used to determine the fair values.

Level 1

Level 1 fair value measurements are those derived from unadjusted quoted prices in active markets for identical assets or liabilities. Products classified as level 1 predominantly comprise equity shares, treasury bills and other government securities.

Level 2

Level 2 valuations are those where quoted market prices are not available, for example where the instrument is traded in a market that is not considered to be active or valuation techniques are used to determine fair value and where these techniques use inputs that are based significantly on observable market data. Examples of such financial instruments include most over-the-counter derivatives, financial institution issued securities, certificates of deposit and certain asset-backed securities.

Level 3

Level 3 portfolios are those where at least one input which could have a significant effect on the instrument’s valuation is not based on observable market data. Such instruments would include the Group’s venture capital and unlisted equity investments which are valued using various valuation techniques that require significant management judgement in determining appropriate assumptions, including earnings multiples and estimated future cash flows. Certain of the Group’s asset-backed securities and derivatives, principally where there is no trading activity in such securities, are also classified as level 3.

Transfers out of the level 3 portfolio arise when inputs that could have a significant impact on the instrument’s valuation become market observable after previously having been non-market observable. In the case of asset-backed securities this can arise if more than one consistent independent source of data becomes available. Conversely transfers into the portfolio arise when consistent sources of data cease to be available.

F-87

NOTES TO THE FINANCIAL STATEMENTS

44    Financial instruments (continued)

(3) Financial assets and liabilities carried at fair value

(A) Financial assets, excluding derivatives

Valuation hierarchy

At 31 December 2018, the Group’s financial assets carried at fair value, excluding derivatives, totalled £47,624 million (31 December 2017: £87,325 million). The table below analyses these financial assets by balance sheet classification, asset type and valuation methodology (level 1, 2 or 3, as described on page F-87). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and 2 during the year.

Valuation hierarchy
The Group	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
At 31 December 2018
Financial assets at fair value through profit or loss
Loans and advances to customers	–	17,290	2,721	20,011
Loans and advances to banks	–	236	–	236
Debt securities:
Government securities	2,293	–	–	2,293
Bank and building society certificates of deposit	–	–	–	–
Asset-backed securities:
Mortgage-backed securities	–	–	–	–
Other asset-backed securities	–	20	–	20
Corporate and other debt securities	–	540	–	540
	2,293	560	–	2,853
Equity shares	150	6	–	156
Total financial assets at fair value through profit or loss	2,443	18,092	2,721	23,256
Financial assets at fair value through other comprehensive income
Debt securities:
Government securities	18,847	124	–	18,971
Bank and building society certificates of deposit	–	–	–	–
Asset-backed securities:
Mortgage-backed securities	–	–	–	–
Other asset-backed securities	–	4	53	57
Corporate and other debt securities	–	5,119	–	5,119
	18,847	5,247	53	24,147
Treasury and other bills	221	–	–	221
Total financial assets at fair value through other comprehensive income	19,068	5,247	53	24,368
Total financial assets carried at fair value, excluding derivatives	21,511	23,339	2,774	47,624
F-88

NOTES TO THE FINANCIAL STATEMENTS

44    Financial instruments (continued)

The Group	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
At 31 December 2017
Financial assets at fair value through profit or loss
Loans and advances to customers	–	30,568	–	30,568
Loans and advances to banks	–	1,614	–	1,614
Debt securities:
Government securities	9,836	928	–	10,764
Other public sector securities	–	–	–	–
Bank and building society certificates of deposit	–	222	–	222
Asset-backed securities:
Mortgage-backed securities	–	189	–	189
Other asset-backed securities	–	95	–	95
Corporate and other debt securities	–	2,088	–	2,088
	9,836	3,522	–	13,358
Treasury and other bills	18	–	–	18
Equity shares	–	–	50	50
Total financial assets at fair value through profit or loss	9,854	35,704	50	45,608
Available-for-sale financial assets
Debt securities:
Government securities	34,534	174	–	34,708
Bank and building society certificates of deposit	–	167	–	167
Asset-backed securities:
Mortgage-backed securities	–	1,156	–	1,156
Other asset-backed securities	–	163	92	255
Corporate and other debt securities	229	4,386	–	4,615
	34,763	6,046	92	40,901
Equity shares	555	38	223	816
Total available-for-sale financial assets	35,318	6,084	315	41,717
Total financial assets carried at fair value, excluding derivatives	45,172	41,788	365	87,325

	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
At 31 December 2017 – Disposal group
Financial assets at fair value through profit or loss
Debt securities:
Government securities	10,435	801	23	11,259
Other public sector securities	–	1,526	1	1,527
Asset-backed securities:
Mortgage-backed securities	3	159	49	211
Other asset-backed securities	7	6,889	785	7,681
Corporate and other debt securities	–	18,178	16	18,194
	10,445	27,553	874	38,872
Equity shares	85,289	18	872	86,179
Total financial assets carried at fair value, excluding derivatives	95,734	27,571	1,746	125,051
F-89

NOTES TO THE FINANCIAL STATEMENTS

44    Financial instruments (continued)

Valuation hierarchy
The Bank	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
At 31 December 2018
Financial assets at fair value through profit or loss
Loans and advances to customers	–	16,900	890	17,790
Loans and advances to banks	–	236	–	236
Debt securities:
Government securities	2,293	–	–	2,293
Corporate and other debt securities	–	518	–	518
	2,293	518	–	2,811
Equity shares	–	6	–	6
Total financial assets at fair value through profit or loss	2,293	17,660	890	20,843
Financial assets at fair value through other comprehensive income
Debt securities:
Government securities	18,707	124	–	18,831
Asset-backed securities	–	5	–	5
Corporate and other debt securities	–	4,151	–	4,151
	18,707	4,280	–	22,987
Treasury and other bills	221	–	–	221
Equity shares	–	–	–	–
Total financial assets at fair value through comprehensive income	18,928	4,280	–	23,208
Total financial assets carried at fair value, excluding derivatives	21,221	21,940	890	44,051
F-90

NOTES TO THE FINANCIAL STATEMENTS

44    Financial instruments (continued)

Valuation hierarchy

The Bank	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
At 31 December 2017
Financial assets at fair value through profit or loss
Loans and advances to customers	–	30,568	–	30,568
Loans and advances to banks	–	1,614	–	1,614
Debt securities:
Government securities	9,834	928	–	10,762
Asset-backed securities:
Mortgage-backed securities	–	189	–	189
Other asset-backed securities	–	95	–	95
Corporate and other debt securities	–	749	–	749
	9,834	1,961	–	11,795
Treasury and other bills	–	–	–	–
Equity shares	–	–	–	–
Total financial assets at fair value through profit or loss	9,834	34,143	–	43,977
Available-for-sale financial assets
Debt securities:
Government securities	34,397	174	–	34,571
Bank and building society certificates of deposit	–	167	–	167
Asset-backed securities:
Mortgage-backed securities	–	1,129	–	1,129
Other asset-backed securities	–	65	–	65
Corporate and other debt securities	221	5,650	–	5,871
	34,618	7,185	–	41,803
Equity shares	555	6	202	763
Total available-for-sale financial assets	35,173	7,191	202	42,566
Total financial assets carried at fair value, excluding derivatives	45,007	41,334	202	86,543
F-91

NOTES TO THE FINANCIAL STATEMENTS

44    Financial instruments (continued)

Movements in level 3 portfolio

The table below analyses movements in level 3 financial assets, excluding derivatives, carried at fair value (recurring measurement):

	2018				2017

The Group – Continuing operations	Financial assets at fair value through profit or loss £m	At fair value through other comprehensive income £m	Available- for-sale £m	Total level 3 assets carried at fair value, excluding derivatives (recurring basis) £m	Financial assets at fair value through profit or loss £m	Available- for-sale £m	Total level 3 assets carried at fair value, excluding derivatives (recurring basis) £m
At 31 December 2017	50		315	365
Adjustment on adoption of IFRS 9 (note 50)	3,278	302	(315)	3,265
At 1 January	3,328	302		3,630	2,305	894	3,199
Exchange and other adjustments	82	(2)		80	–	(25)	(25)
Gains recognised in the income statement within other income	72	–		72	80	–	80
(Losses) gains recognised in other comprehensive income within the revaluation reserve in respect of financial assets at fair value through other comprehensive income (2017: available-for-sale financial assets)	–	(5)		(5)	–	(125)	(125)
Purchases	1,002	2		1,004	228	36	264
Sales	(2,060)	(305)		(2,365)	(483)	(52)	(535)
Disposal of businesses	–	–		–	(2,061)	(375)	(2,436)
Transfers into the level 3 portfolio	297	345		642	–	1	1
Transfers out of the level 3 portfolio	–	(284)		(284)	(19)	(39)	(58)
At 31 December	2,721	53		2,774	50	315	365
Gains recognised in the income statement, within other income, relating to the change in fair value of those assets held at 31 December	–	–		–	6	–	6

	Trading and other financial assets at fair value through profit or loss
The Group – Discontinued operations	2018 £m	2017 £m
At 31 December 2017	1,746
Adjustment on adoption of IFRS 9 (note 50)	6,755
At 1 January	8,501	1,501
Exchange and other adjustments	(17)	–
Gains recognised in the income statement within other income	27	87
Purchases	97	427
Sales	(270)	(209)
Transfers into the level 3 portfolio	230	155
Transfers out of the level 3 portfolio	(168)	(215)
Disposal of business	(8,400)	–
At 31 December	–	1,746
Gains recognised in the income statement, within other income, relating to the change in fair value of those assets held at 31 December	–	47
F-92

NOTES TO THE FINANCIAL STATEMENTS

44    Financial instruments (continued)

	2018				2017
The Bank	Financial assets at fair value through profit or loss £m	At fair value through other comprehensive income £m	Available- for-sale £m	Total level 3 assets carried at fair value, excluding derivatives (recurring basis) £m	Financial assets at fair value through profit or loss £m	Available- for-sale £m	Total level 3 assets carried at fair value, excluding derivatives (recurring basis) £m
At 31 December 2017	–		202	202
Adjustment on adoption of IFRS 9 (note 50)	1,659	202	(202)	1,659
At 1 January	1,659	202		1,861	78	291	369
Exchange and other adjustments	79	–		79	–	(17)	(17)
Gains recognised in the income statement within other income	67	–		67	5	–	5
(Losses) gains recognised in other comprehensive income within the revaluation reserve in respect of financial assets at fair value through other comprehensive income (2017: available-for-sale financial assets)	–	1		1	–	(72)	(72)
Purchases	247	–		247	–	–	–
Sales	(1,355)	(9)		(1,364)	(64)	–	(64)
Transfers into the level 3 portfolio	193	–		193	–	–	–
Transfers out of the level 3 portfolio	–	(194)		(194)	(19)	–	(19)
At 31 December	890	–		890	–	202	202
Gains recognised in the income statement, within other income, relating to the change in fair value of those assets held at 31 December	–	–		–	5	–	5

Valuation methodology for financial assets, excluding derivatives

Loans and advances to customers and banks

These assets are principally reverse repurchase agreements. The fair value of these assets is determined using discounted cash flow techniques. The discount rates are derived from observable repo curves specific to the type of security purchased under the reverse repurchase agreement.

Debt securities

Debt securities measured at fair value and classified as level 2 are valued by discounting expected cash flows using an observable credit spread applicable to the particular instrument.

Where there is limited trading activity in debt securities, the Group uses valuation models, consensus pricing information from third party pricing services and broker or lead manager quotes to determine an appropriate valuation. Debt securities are classified as level 3 if there is a significant valuation input that cannot be corroborated through market sources or where there are materially inconsistent values for an input. Asset classes classified as level 3 mainly comprise certain collateralised loan obligations and collateralised debt obligations.

Equity investments

Unlisted equity and fund investments are valued using different techniques in accordance with the Group’s valuation policy and International Private Equity and Venture Capital Guidelines.

Depending on the business sector and the circumstances of the investment, unlisted equity valuations are based on earnings multiples, net asset values or discounted cash flows.

–	A number of earnings multiples are used in valuing the portfolio including price earnings, earnings before interest and tax and earnings before interest, tax, depreciation and amortisation. The particular multiple selected being appropriate for the type of business being valued and is derived by reference to the current market-based multiple. Consideration is given to the risk attributes, growth prospects and financial gearing of comparable businesses when selecting an appropriate multiple.
–	Discounted cash flow valuations use estimated future cash flows, usually based on management forecasts, with the application of appropriate exit yields or terminal multiples and discounted using rates appropriate to the specific investment, business sector or recent economic rates of return. Recent transactions involving the sale of similar businesses may sometimes be used as a frame of reference in deriving an appropriate multiple.
–	For fund investments the most recent capital account value calculated by the fund manager is used as the basis for the valuation and adjusted, if necessary, to align valuation techniques with the Group’s valuation policy.

Unlisted equity investments and investments in property partnerships held in the life assurance funds are valued using third party valuations. Management take account of any pertinent information, such as recent transactions and information received on particular investments, to adjust the third party valuations where necessary.

F-93

NOTES TO THE FINANCIAL STATEMENTS

44    Financial instruments (continued)

(B) Financial liabilities, excluding derivatives

Valuation hierarchy

At 31 December 2018, the Group’s financial liabilities carried at fair value, excluding derivatives, comprised its financial liabilities at fair value through profit or loss and totalled £17,730 million (31 December 2017: £50,874 million). The table below analyses these financial liabilities by balance sheet classification and valuation methodology (level 1, 2 or 3, as described on page F-87). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and 2 during the year.

The Group	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
At 31 December 2018
Financial liabilities at fair value through profit or loss
Liabilities held at fair value through profit or loss	–	7,085	–	7,085
Trading liabilities:
Liabilities in respect of securities sold under repurchase agreements	–	10,258	–	10,258
Other deposits	–	270	–	270
Short positions in securities	67	50	–	117
	67	10,578	–	10,645
Total financial liabilities carried at fair value, excluding derivatives	67	17,663	–	17,730

The Group	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
At 31 December 2017
Financial liabilities at fair value through profit or loss
Liabilities held at fair value through profit or loss	–	7,812	–	7,812
Trading liabilities:
Liabilities in respect of securities sold under repurchase agreements	–	41,378	–	41,378
Other deposits	–	381	–	381
Short positions in securities	1,106	197	–	1,303
	1,106	41,956	–	43,062
Total financial liabilities carried at fair value, excluding derivatives	1,106	49,768	–	50,874
F-94

NOTES TO THE FINANCIAL STATEMENTS

44    Financial instruments (continued)

The Bank	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
At 31 December 2018
Financial liabilities at fair value through profit or loss
Liabilities held at fair value through profit or loss	–	7,032	–	7,032
Trading liabilities:
Liabilities in respect of securities sold under repurchase agreements	–	10,258	–	10,258
Other deposits	–	362	–	362
Short positions in securities	67	–	–	67
	67	10,620	–	10,687
Total financial liabilities carried at fair value, excluding derivatives	67	17,652	–	17,719

The Bank	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
At 31 December 2017
Financial liabilities at fair value through profit or loss
Liabilities held at fair value through profit or loss	–	7,812	–	7,812
Trading liabilities:
Liabilities in respect of securities sold under repurchase agreements	–	41,378	–	41,378
Other deposits	–	552	–	552
Short positions in securities	1,106	197	–	1,303
	1,106	42,127	–	43,233
Total financial liabilities carried at fair value, excluding derivatives	1,106	49,939	–	51,045

The table below analyses movements in level 3 financial liabilities excluding derivatives.

The Group	2018 £m	2017 £m
At 1 January	–	2
Losses recognised in the income statement within other income	–	(2)
Transfers into the level 3 portfolio	–	–
Transfers out of the level 3 portfolio	–	–
At 31 December	–	–
Losses recognised in the income statement, within other income, relating to the change in fair value of those liabilities held at 31 December	–	–
F-95

NOTES TO THE FINANCIAL STATEMENTS

44    Financial instruments (continued)

Valuation methodology for financial liabilities, excluding derivatives

Liabilities held at fair value through profit or loss

These principally comprise debt securities in issue which are classified as level 2 and their fair value is determined using techniques whose inputs are based on observable market data. The carrying amount of the securities is adjusted to reflect the effect of changes in own credit spreads and the resulting gain or loss is recognised in other comprehensive income.

At 31 December 2018, the own credit adjustment arising from the fair valuation of £7,085 million (2017: £7,812 million) of the Group’s debt securities in issue designated at fair value through profit or loss resulted in a gain of £533 million, recognised in other comprehensive income (2017: loss of £55 million), before tax, recognised in other comprehensive income.

Trading liabilities in respect of securities sold under repurchase agreements

The fair value of these liabilities is determined using discounted cash flow techniques. The discount rates are derived from observable repo curves specific to the type of security sold under the repurchase agreement.

(C) Derivatives

All of the Group’s derivative assets and liabilities are carried at fair value. At 31 December 2018, such assets totalled £11,293 million for the Group and £15,431 million for the Bank (31 December 2017: £24,152 million for the Group and £26,764 million for the Bank) and liabilities totalled £10,911 million for the Group and £14,546 million for the Bank (31 December 2017: £24,699 million for the Group and £28,267 million for the Bank). The table below analyses these derivative balances by valuation methodology (level 1, 2 or 3, as described on page F-87). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and level 2 during the year.

	2018				2017
The Group	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Derivative assets	–	11,288	5	11,293	1	23,095	1,056	24,152
Derivative liabilities	–	(10,903)	(8)	(10,911)	(2)	(23,893)	(804)	(24,699)

	2017
Disposal group	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Derivative assets	245	3,220	–	3,465
Derivative liabilities	(585)	(2,562)	–	(3,147)

	2018				2017
The Bank	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Derivative assets	–	15,426	5	15,431	1	26,127	636	26,764
Derivative liabilities	–	(14,538)	(8)	(14,546)	(2)	(27,515)	(750)	(28,267)

Where the Group’s derivative assets and liabilities are not traded on an exchange, they are valued using valuation techniques, including discounted cash flow and options pricing models, as appropriate. The types of derivatives classified as level 2 and the valuation techniques used include:

–	Interest rate swaps which are valued using discounted cash flow models; the most significant inputs into those models are interest rate yield curves which are developed from publicly quoted rates.
–	Foreign exchange derivatives that do not contain options which are priced using rates available from publicly quoted sources.
–	Credit derivatives which are valued using standard models with observable inputs, except for the items classified as level 3, which are valued using publicly available yield and credit default swap (CDS) curves.
–	Less complex interest rate and foreign exchange option products which are valued using volatility surfaces developed from publicly available interest rate cap, interest rate swaption and other option volatilities; option volatility skew information is derived from a market standard consensus pricing service. For more complex option products, the Group calibrates its models using observable at-the-money data; where necessary, the Group adjusts for out-of-the-money positions using a market standard consensus pricing service.

Complex interest rate and foreign exchange products where there is significant dispersion of consensus pricing or where implied funding costs are material and unobservable are classified as level 3.

Where credit protection, usually in the form of credit default swaps, has been purchased or written on asset-backed securities, the security is referred to as a negative basis asset-backed security and the resulting derivative assets or liabilities have been classified as either level 2 or level 3 according to the classification of the underlying asset-backed security.

Certain unobservable inputs are used to calculate CVA, FVA, and own credit adjustments, but are not considered significant in determining the classification of the derivative and debt portfolios. Consequently, those inputs do not form part of the Level 3 sensitivities presented.

F-96

NOTES TO THE FINANCIAL STATEMENTS

44    Financial instruments (continued)

The table below analyses movements in level 3 derivative assets and liabilities carried at fair value.

	2018		2017
The Group	Derivative assets £m	Derivative liabilities £m	Derivative assets £m	Derivative liabilities £m
At 1 January	1,056	(804)	1,399	(960)
Exchange and other adjustments	7	(5)	24	(20)
(Losses) gains recognised in the income statement within other income	(84)	49	(208)	215
Purchases (additions)	–	–	103	(18)
(Sales) redemptions	(974)	752	(79)	53
Transfers into the level 3 portfolio	–	–	33	(74)
Transfers out of the level 3 portfolio	–	–	(216)	–
At 31 December	5	(8)	1,056	(804)
(Losses) gains recognised in the income statement, within other income, relating to the change in fair value of those assets or liabilities held at 31 December	(424)	82	(208)	213

	2018		2017
The Bank	Derivative assets £m	Derivative liabilities £m	Derivative assets £m	Derivative liabilities £m
At 1 January	636	(750)	817	(904)
Exchange and other adjustments	3	(4)	7	(19)
(Losses) gains recognised in the income statement within other income	(70)	43	(76)	212
Purchases (additions)	–	–	103	(18)
(Sales) redemptions	(564)	703	(75)	53
Transfers into the level 3 portfolio	–	–	33	(74)
Transfers out of the level 3 portfolio	–	–	(173)	–
At 31 December	5	(8)	636	(750)
(Losses) gains recognised in the income statement, within other income, relating to the change in fair value of those assets or liabilities held at 31 December	(402)	57	(76)	211

Derivative valuation adjustments

Derivative financial instruments which are carried in the balance sheet at fair value are adjusted where appropriate to reflect credit risk, market liquidity and other risks.

(i) Uncollateralised derivative valuation adjustments, excluding monoline counterparties

The following table summarises the movement on this valuation adjustment account for the Group during 2017 and 2018.

	2018 £m	2017 £m
At 1 January	521	744
Income statement (credit) charge	(243)	(260)
Transfers	(6)	37
At 31 December	272	521

Represented by:

	2018 £m	2017 £m
Credit Valuation Adjustment	192	408
Debit Valuation Adjustment	(16)	(37)
Funding Valuation Adjustment	96	150
	272	521

Credit and Debit Valuation Adjustments (CVA and DVA) are applied to the Group’s over-the-counter derivative exposures with counterparties that are not subject to standard interbank collateral arrangements. These exposures largely relate to the provision of risk management solutions for corporate customers within the Commercial Banking division.

F-97

NOTES TO THE FINANCIAL STATEMENTS

44    Financial instruments (continued)

A CVA is taken where the Group has a positive future uncollateralised exposure (asset). A DVA is taken where the Group has a negative future uncollateralised exposure (liability). These adjustments reflect interest rates and expectations of counterparty creditworthiness and the Group’s own credit spread respectively.

The CVA is sensitive to:

–	the current size of the mark-to-market position on the uncollateralised asset;
–	expectations of future market volatility of the underlying asset; and
–	expectations of counterparty creditworthiness.

In circumstances where exposures to a counterparty become impaired, any associated derivative valuation adjustment is transferred and assessed for specific loss alongside other non-derivative assets and liabilities that the counterparty may have with the Group.

Market Credit Default Swap (CDS) spreads are used to develop the probability of default for quoted counterparties. For unquoted counterparties, internal credit ratings and market sector CDS curves and recovery rates are used. The Loss Given Default (LGD) is based on market recovery rates and internal credit assessments.

The combination of a one notch deterioration in the credit rating of derivative counterparties and a ten per cent increase in LGD increases the CVA by £41 million. Current market value is used to estimate the projected exposure for products not supported by the model, which are principally complex interest rate options that are traded in very low volumes. For these, the CVA is calculated on an add-on basis (although no such adjustment was required at 31 December 2018).

The DVA is sensitive to:

–	the current size of the mark-to-market position on the uncollateralised liability;
–	expectations of future market volatility of the underlying liability; and
–	the Group’s own CDS spread.

A one per cent rise in the CDS spread would lead to an increase in the DVA of £21 million to £37 million.

The risk exposures that are used for the CVA and DVA calculations are strongly influenced by interest rates. Due to the nature of the Group’s business the CVA/DVA exposures tend to be on average the same way around such that the valuation adjustments fall when interest rates rise. A one per cent rise in interest rates would lead to a £72 million fall in the overall valuation adjustment to £104 million. The CVA model used by the Group does not assume any correlation between the level of interest rates and default rates.

The Group has also recognised a Funding Valuation Adjustment to adjust for the net cost of funding uncollateralised derivative positions. This adjustment is calculated on the expected future exposure discounted at a suitable cost of funds. A ten basis points increase in the cost of funds will increase the funding valuation adjustment by approximately £10 million.

(ii) Market liquidity

The Group includes mid to bid-offer valuation adjustments against the expected cost of closing out the net market risk in the Group’s trading positions within a timeframe that is consistent with historical trading activity and spreads that the trading desks have accessed historically during the ordinary course of business in normal market conditions.

At 31 December 2018, the Group’s derivative trading business held mid to bid-offer valuation adjustments of £21 million (2017: £74 million).

F-98

NOTES TO THE FINANCIAL STATEMENTS

44    Financial instruments (continued)

(D) Sensitivity of level 3 valuations

			At 31 December 2018			At 31 December 2017
				Effect of reasonably possible alternative assumptions[2]			Effect of reasonably possible alternative assumptions
	Valuation basis/technique	Significant unobservable inputs[1]	Carrying value £m	Favourable changes £m	Unfavourable changes £m	Carrying value £m	Favourable changes £m	Unfavourable changes £m
Financial assets at fair value through profit or loss:

Loans and advances to customers	Discounted cash flows	Inferred spreads (bps) (97 bps/103 bps)	2,721	35	(35)	–	–	–
Equity and venture capital investments	Underlying asset/net asset value (incl. property prices)[3]	n/a	–	–	–	50	5	(5)
			2,721			50
Financial assets at fair value through other comprehensive income/available-for-sale financial assets
Asset-backed securities	Lead manager or broker quote/consensus pricing	n/a	53	–	(1)	92	–	(4)
Equity and venture capital investments	Underlying asset/net asset value (incl. property prices)[3]	n/a	–	–	–	223	50	(4)
			53			315
Derivative financial assets
Interest rate derivatives	Option pricing model	Interest rate volatility (19%/80%)	5	–	–	1,056	11	(3)
			5			1,056
Level 3 financial assets carried at fair value			2,779			1,421
Derivative financial liabilities
Interest rate derivatives	Option pricing model	Interest rate volatility (19%/80%)	8	–	–	804	–	–
			8			804
Level 3 financial liabilities carried at fair value			8			804

1	Ranges are shown where appropriate and represent the highest and lowest inputs used in the level 3 valuations.

2	Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.

3	Underlying asset/net asset values represent fair value.
F-99

NOTES TO THE FINANCIAL STATEMENTS

44    Financial instruments (continued)

			At 31 December 2017
				Effect of reasonably possible alternative assumptions[2]
Disposal group	Valuation basis/technique	Significant unobservable inputs[1]	Carrying value £m	Favourable changes £m	Unfavourable changes £m
Financial assets at fair value through profit or loss:

Unlisted equities, debt securities and property partnerships in the life funds	Underlying asset/net asset value (incl. property prices), broker quotes or discounted cashflows[3]	n/a	1,746	26	(76)
Level 3 financial assets carried at fair value			1,746

1	Ranges are shown where appropriate and represent the highest and lowest inputs used in the level 3 valuations.

2	Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.

3	Underlying asset/net asset values represent fair value.

Unobservable inputs

Significant unobservable inputs affecting the valuation of debt securities, unlisted equity investments and derivatives are as follows:

–	Interest rates and inflation rates are referenced in some derivatives where the payoff that the holder of the derivative receives depends on the behaviour of those underlying references through time.
–	Credit spreads represent the premium above the benchmark reference instrument required to compensate for lower credit quality; higher spreads lead to a lower fair value.
–	Volatility parameters represent key attributes of option behaviour; higher volatilities typically denote a wider range of possible outcomes.
–	Earnings multiples are used to value certain unlisted equity investments; a higher earnings multiple will result in a higher fair value.

Reasonably possible alternative assumptions

Valuation techniques applied to many of the Group’s level 3 instruments often involve the use of two or more inputs whose relationship is interdependent. The calculation of the effect of reasonably possible alternative assumptions included in the table above reflects such relationships.

Debt securities

Reasonably possible alternative assumptions have been determined in respect of the Group’s structured credit investment by flexing credit spreads.

Derivatives

Reasonably possible alternative assumptions have been determined in respect of swaptions in the Group’s derivative portfolios which are priced using industry standard option pricing models. Such models require interest rate volatilities which may be unobservable at longer maturities. To derive reasonably possible alternative valuations these volatilities have been flexed within a range of 19 per cent to 80 per cent (2017: 9 per cent and 94 per cent).

Unlisted equity, venture capital investments and investments in property partnerships

The valuation techniques used for unlisted equity and venture capital investments vary depending on the nature of the investment. Reasonably possible alternative valuations for these investments have been calculated by reference to the approach taken, as appropriate to the business sector and investment circumstances and as such the following inputs have been considered:

–	for valuations derived from earnings multiples, consideration is given to the risk attributes, growth prospects and financial gearing of comparable businesses when selecting an appropriate multiple;
–	the discount rates used in discounted cash flow valuations; and
–	in line with International Private Equity and Venture Capital Guidelines, the values of underlying investments in fund investments portfolios.
F-100

NOTES TO THE FINANCIAL STATEMENTS

44    Financial instruments (continued)

(4) Financial assets and liabilities carried at amortised cost

(A) Financial assets

Valuation hierarchy

The table below analyses the fair values of the financial assets of the Group which are carried at amortised cost by valuation methodology (level 1, 2 or 3, as described on page F-87). Financial assets carried at amortised cost are mainly classified as level 3 due to significant unobservable inputs used in the valuation models. Where inputs are observable, debt securities are classified as level 1 or 2.

			Valuation hierarchy
The Group	Carrying value £m	Fair value £m	Level 1 £m	Level 2 £m	Level 3 £m
At 31 December 2018
Loans and advances to customers	464,044	463,796	–	35,879	427,917
Loans and advances to banks	3,692	3,655	–	461	3,194
Debt securities	5,095	5,107	–	5,107	–
Due from fellow Lloyds Banking Group undertakings	1,878	1,878	–	–	1,878
Reverse repos included in above amounts:
Loans and advances to customers	35,879	35,879	–	35,879	–
Loans and advances to banks	461	461	–	461	–
At 31 December 2017
Loans and advances to customers	465,555	465,268	–	16,832	448,436
Loans and advances to banks	4,274	4,261	–	94	4,167
Debt securities	3,637	3,580	–	3,571	9
Due from fellow Lloyds Banking Group undertakings	6,195	6,195	–	–	6,195
Reverse repos included in above amounts:
Loans and advances to customers	16,832	16,832	–	16,832	–
Loans and advances to banks	94	94	–	94	–

			Valuation hierarchy
Disposal group	Carrying value £m	Fair value £m	Level 1 £m	Level 2 £m	Level 3 £m
At 31 December 2017
Loans and advances to banks	2,337	2,303	–	677	1,626
Due from fellow Lloyds Banking Group undertakings	1,721	1,721	–	–	1,721
Reverse repos included in above amounts:
Loans and advances to banks	677	677	–	677	–
F-101

NOTES TO THE FINANCIAL STATEMENTS

44    Financial instruments (continued)

			Valuation hierarchy
The Bank	Carrying value £m	Fair value £m	Level 1 £m	Level 2 £m	Level 3 £m
At 31 December 2018
Loans and advances to customers	172,315	169,819	–	35,879	133,940
Loans and advances to banks	3,153	3,153	–	461	2,692
Debt securities	4,960	4,980	–	4,980	–
Due from fellow Lloyds Banking Group undertakings	153,585	153,585	–	–	153,585
Reverse repos included in above amounts:
Loans and advances to customers	35,879	35,879	–	35,879	–
Loans and advances to banks	461	461	–	461	–
At 31 December 2017
Loans and advances to customers	170,804	168,560	–	16,832	151,728
Loans and advances to banks	3,611	3,603	–	94	3,509
Debt securities	3,182	3,182	–	3,182	–
Due from fellow Lloyds Banking Group undertakings	163,460	163,460	–	–	163,460
Reverse repos included in above amounts:
Loans and advances to customers	16,832	16,832	–	16,832	–
Loans and advances to banks	94	94	–	94	–

Valuation methodology

Loans and advances to customers

The Group provides loans and advances to commercial, corporate and personal customers at both fixed and variable rates due to their short term nature. The carrying value of the variable rate loans and those relating to lease financing is assumed to be their fair value.

To determine the fair value of loans and advances to customers, loans are segregated into portfolios of similar characteristics. A number of techniques are used to estimate the fair value of fixed rate lending; these take account of expected credit losses based on historic trends, prevailing market interest rates and expected future cash flows. For retail exposures, fair value is usually estimated by discounting anticipated cash flows (including interest at contractual rates) at market rates for similar loans offered by the Group and other financial institutions. Certain loans secured on residential properties are made at a fixed rate for a limited period, typically two to five years, after which the loans revert to the relevant variable rate. The fair value of such loans is estimated by reference to the market rates for similar loans of maturity equal to the remaining fixed interest rate period. The fair value of commercial loans is estimated by discounting anticipated cash flows at a rate which reflects the effects of interest rate changes, adjusted for changes in credit risk. No adjustment is made to put it in place by the Group to manage its interest rate exposure.

Loans and advances to banks

The carrying value of short dated loans and advances to banks is assumed to be their fair value. The fair value of loans and advances to banks is estimated by discounting the anticipated cash flows at a market discount rate adjusted for the credit spread of the obligor or, where not observable, the credit spread of borrowers of similar credit quality.

Debt securities

The fair values of debt securities are determined predominantly from lead manager quotes and, where these are not available, by alternative techniques including reference to credit spreads on similar assets with the same obligor, market standard consensus pricing services, broker quotes and other research data.

Reverse repurchase agreements

The carrying amount is deemed a reasonable approximation of fair value given the short-term nature of these instruments.

F-102

NOTES TO THE FINANCIAL STATEMENTS

44    Financial instruments (continued)

(B) Financial liabilities

Valuation hierarchy

The table below analyses the fair values of the financial liabilities of the Group which are carried at amortised cost by valuation methodology (level 1, 2 or 3, as described on page F-87).

			Valuation hierarchy
The Group	Carrying value £m	Fair value £m	Level 1 £m	Level 2 £m	Level 3 £m
At 31 December 2018
Deposits from banks	26,263	26,245	–	26,245	–
Customer deposits	391,251	391,524	–	385,357	6,167
Due to fellow Lloyds Banking Group undertakings	19,663	19,663	–	19,663	–
Debt securities in issue	64,533	66,379	–	66,379	–
Subordinated liabilities	12,745	14,460	–	14,460	–
Repos included in above amounts:
Deposits from banks	21,170	21,170	–	21,170	–
Customer deposits	1,818	1,818	–	1,818	–
Due to fellow Lloyds Banking Group undertakings	2,801	2,801	–	2,801	–
At 31 December 2017
Deposits from banks	28,888	28,883	–	28,883	–
Customer deposits	418,124	418,413	–	411,563	6,850
Due to fellow Lloyds Banking Group undertakings	13,237	13,237	–	13,237	–
Debt securities in issue	61,865	64,790	–	64,790	–
Subordinated liabilities	14,782	17,288	–	17,288	–
Repos included in above amounts:
Deposits from banks	23,175	23,175	–	23,175	–
Customer deposits	2,638	2,638	–	2,638	–

			Valuation hierarchy
Disposal group	Carrying value £m	Fair value £m	Level 1 £m	Level 2 £m	Level 3 £m
At 31 December 2017
Deposits from banks	916	916	–	916	–
Due to fellow Lloyds Banking Group undertakings	2,063	2,063	–	2,063	–
Debt securities in issue	1,794	1,794	–	1,794	–
Subordinated liabilities	2,345	2,345	–	2,345	–
F-103

NOTES TO THE FINANCIAL STATEMENTS

44    Financial instruments (continued)

			Valuation hierarchy
The Bank	Carrying value £m	Fair value £m	Level 1 £m	Level 2 £m	Level 3 £m
At 31 December 2018
Deposits from banks	5,320	5,300	–	5,300	–
Customer deposits	229,402	229,593	–	229,593	–
Due to fellow Lloyds Banking Group undertakings	88,383	88,383	–	88,383	–
Debt securities in issue	49,787	51,501	–	51,501	–
Subordinated liabilities	9,528	10,558	–	10,558	–
Repos included in above amounts:
Deposits from banks	1,193	1,193	–	1,193	–
Customer deposits	1,818	1,818	–	1,818	–
Due to fellow Lloyds Banking Group undertakings	2,801	2,801	–	2,801	–
At 31 December 2017
Deposits from banks	7,538	7,536	–	7,536	–
Customer deposits	234,397	234,512	–	234,512	–
Due to fellow Lloyds Banking Group undertakings	112,769	112,769	–	112,769	–
Debt securities in issue	48,158	50,716	–	50,716	–
Subordinated liabilities	9,341	10,860	–	10,860	–
Repos included in above amounts:
Deposits from banks	3,198	3,198	–	3,198	–
Customer deposits	2,637	2,637	–	2,637	–

Valuation methodology

Deposits from banks and customer deposits

The fair value of bank and customer deposits repayable on demand is assumed to be equal to their carrying value.

The fair value for all other deposits is estimated using discounted cash flows applying either market rates, where applicable, or current rates for deposits of similar remaining maturities.

Debt securities in issue

The fair value of short-term debt securities in issue is approximately equal to their carrying value. Fair value for other debt securities is calculated based on quoted market prices where available. Where quoted market prices are not available, fair value is estimated using discounted cash flow techniques at a rate which reflects market rates of interest and the Group’s own credit spread.

Subordinated liabilities

The fair value of subordinated liabilities is determined by reference to quoted market prices where available or by reference to quoted market prices of similar instruments. Subordinated liabilities are classified as level 2, since the inputs used to determine their fair value are largely observable.

Repurchase agreements

The carrying amount is deemed a reasonable approximation of fair value given the short-term nature of these instruments.

(5) Reclassifications of financial assets

Other than the reclassifications on adoption of IFRS 9 on 1 January 2018 (note 50), there have been no reclassifications of financial assets in 2017 or 2018.

F-104

NOTES TO THE FINANCIAL STATEMENTS

45    Transfers of financial assets

There were no significant transferred financial assets which were derecognised in their entirety, but with ongoing exposure. Details of transferred financial assets that continue to be recognised in full are as follows.

 The Group and the Bank enter into repurchase and securities lending transactions in the normal course of business that do not result in derecognition of the financial assets covered as substantially all of the risks and rewards, including credit, interest rate, prepayment and other price risks are retained by the Group. In all cases, the transferee has the right to sell or repledge the assets concerned.

As set out in note 28, included within financial assets measured at amortised cost are loans transferred under the Group’s securitisation and covered bond programmes. As the Group retains all of a majority of the risks and rewards associated with these loans, including credit, interest rate, prepayment and liquidity risk, they remain on the Group’s balance sheet. Assets transferred into the Group’s securitisation and covered bond programmes are not available to be used by the Group whilst the assets are within the programmes. However, the Group retains the right to remove loans from the covered bond programmes where they are in excess of the programme’s requirements. In addition, where the Group has retained some of the notes issued by securitisation and covered bond programmes, the Group has the ability to sell or pledge these retained notes.

The table below sets out the carrying values of the transferred assets and the associated liabilities. For repurchase and securities lending transactions, the associated liabilities represent the Group’s obligation to repurchase the transferred assets. For securitisation programmes, the associated liabilities represent the external notes in issue (note 28). Except as otherwise noted below, none of the liabilities shown in the table below have recourse only to the transferred assets.

	The Group		The Bank
	Carrying value of transferred assets £m	Carrying value of associated liabilities £m	Carrying value of transferred assets £m	Carrying value of associated liabilities £m
At 31 December 2018
Repurchase and securities lending transactions
Financial assets at fair value through profit or loss	997	269	989	269
Financial assets at fair value through other comprehensive income	5,691	4,645	5,397	4,645
Securitisation programmes
Financial assets at amortised cost:
Loans and advances to customers[1,2]	37,180	5,533	11,760	879

	The Group		The Bank
	Carrying value of transferred assets £m	Carrying value of associated liabilities £m	Carrying value of transferred assets £m	Carrying value of associated liabilities £m
At 31 December 2017
Repurchase and securities lending transactions
Financial assets at fair value through profit or loss	4,643	3,257	4,636	3,257
Available-for-sale financial assets	19,359	16,753	19,220	16,753
Securitisation programmes
Financial assets at amortised cost:
Loans and advances to customers[1,2]	35,475	3,730	9,640	779

1	The carrying value of associated liabilities for the Group excludes securitisation notes held by the Group of £31,647 million (31 December 2017: £21,466 million).

2	The carrying value of transferred assets for the Bank includes amounts relating to assets transferred to structured entities which are fully consolidated into the Group. The liabilities associated with such assets are issued by the structured entities.
F-105

NOTES TO THE FINANCIAL STATEMENTS

46    Offsetting of financial assets and liabilities

The following information relates to financial assets and liabilities which have been offset in the balance sheet and those which have not been offset but for which the Group has enforceable master netting agreements or collateral arrangements in place with counterparties.

				Related amounts where set off in the balance sheet not permitted[3]		Potential net
						amounts
At 31 December 2018	Gross amounts of assets and liabilities[1] £m	Amounts offset in the balance sheet[2] £m	Net amounts presented in the balance sheet £m	Cash collateral received/ pledged £m	Non-cash collateral received/ pledged £m	if offset of related amounts permitted £m
Financial assets
Financial assets at fair value through profit or loss:
Excluding reverse repos	6,129	–	6,129	–	(274)	5,855
Reverse repos	17,890	(763)	17,127	–	(17,127)	–
	24,019	(763)	23,256	–	(17,401)	5,855
Derivative financial instruments	52,981	(41,688)	11,293	(1,693)	(4,837)	4,763
Loans and advances to banks:
Excluding reverse repos	3,231	–	3,231	(1,496)	–	1,735
Reverse repos	461	–	461	–	(461)	–
	3,692	–	3,692	(1,496)	(461)	1,735
Loans and advances to customers:
Excluding reverse repos	428,165	–	428,165	(863)	(3,241)	424,061
Reverse repos	37,890	(2,011)	35,879	–	(35,879)	–
	466,055	(2,011)	464,044	(863)	(39,120)	424,061
Debt securities	5,095	–	5,095	–	–	5,095
Financial assets at fair value through other comprehensive income	24,368	–	24,368	–	(4,666)	19,702
Financial liabilities
Deposits from banks:
Excluding repos	5,093	–	5,093	(1,400)	–	3,693
Repos	21,170	–	21,170	–	(21,170)	–
	26,263	–	26,263	(1,400)	(21,170)	3,693
Customer deposits:
Excluding repos	390,724	(1,291)	389,433	(293)	(3,241)	385,899
Repos	1,818	–	1,818	–	(1,818)	–
	392,542	(1,291)	391,251	(293)	(5,059)	385,899
Financial liabilities at fair value through profit or loss:
Excluding repos	7,473	–	7,473	–	–	7,473
Repos	13,030	(2,773)	10,257	–	(10,257)	–
	20,503	(2,773)	17,730	–	(10,257)	7,473
Derivative financial instruments	51,309	(40,398)	10,911	(2,359)	(5,770)	2,782
F-106

NOTES TO THE FINANCIAL STATEMENTS

46    Offsetting of financial assets and liabilities (continued)

				Related amounts where set off in the balance sheet not permitted[3]		Potential net
						amounts if
At 31 December 2017	Gross amounts of assets and liabilities[1] £m	Amounts offset in the balance sheet[2] £m	Net amounts presented in the balance sheet £m	Cash collateral received/ pledged £m	Non-cash collateral received/ pledged £m	offset of related amounts permitted £m
Financial assets
Financial assets at fair value through profit or loss:
Excluding reverse repos	14,018	–	14,018	–	(3,322)	10,696
Reverse repos	38,882	(7,292)	31,590	–	(31,590)	–
	52,900	(7,292)	45,608	–	(34,912)	10,696
Derivative financial instruments	71,187	(47,035)	24,152	(5,148)	(11,942)	7,062
Loans and advances to banks:
Excluding reverse repos	4,180	–	4,180	(2,293)	–	1,887
Reverse repos	94	–	94	–	(94)	–
	4,274	–	4,274	(2,293)	(94)	1,887
Loans and advances to customers:
Excluding reverse repos	450,439	(1,716)	448,723	(1,656)	(7,012)	440,055
Reverse repos	16,832	–	16,832	–	(16,832)	–
	467,271	(1,716)	465,555	(1,656)	(23,844)	440,055
Debt securities	3,637	–	3,637	–	–	3,637
Available-for-sale financial assets	41,717	–	41,717	–	(16,751)	24,966
Financial liabilities
Deposits from banks:
Excluding repos	5,713	–	5,713	(3,943)	–	1,770
Repos	23,175	–	23,175	–	(23,175)	–
	28,888	–	28,888	(3,943)	(23,175)	1,770
Customer deposits:
Excluding repos	417,009	(1,523)	415,486	(1,205)	(7,012)	407,269
Repos	2,638	–	2,638	–	(2,638)	–
	419,647	(1,523)	418,124	(1,205)	(9,650)	407,269
Financial liabilities at fair value through profit or loss:
Excluding repos	9,496	–	9,496	–	–	9,496
Repos	48,670	(7,292)	41,378	–	(41,378)	–
	58,166	(7,292)	50,874	–	(41,378)	9,496
Derivative financial instruments	71,927	(47,228)	24,699	(3,949)	(15,594)	5,156

1	After impairment allowance.

2	The amounts set off in the balance sheet as shown above represent derivatives and repurchase agreements with central clearing houses which meet the criteria for offsetting under IAS 32.

3	The Group enters into derivatives and repurchase and reverse repurchase agreements with various counterparties which are governed by industry standard master netting agreements. The Group holds and provides cash and securities collateral in respective of derivative transactions covered by these agreements. The right to set off balances under these master netting agreements or to set off cash and securities collateral only arises in the event of non-payment or default and, as a result, these arrangements do not qualify for offsetting under IAS 32.

The effects of over-collateralisation have not been taken into account in the above table.

F-107

NOTES TO THE FINANCIAL STATEMENTS

47    Financial risk management

Financial instruments are fundamental to the Group’s activities and, as a consequence, the risks associated with financial instruments represent a significant component of the risks faced by the Group.

Disclosures in this note exclude the Group’s discontinued operations.

The primary risks affecting the Group through its use of financial instruments are: credit risk; market risk, which includes interest rate risk and currency risk; and liquidity risk. Information about the Group’s management of these risks is given below.

(1) Credit risk

The Group’s credit risk exposure arises in respect of the instruments below and predominantly in the United Kingdom. Credit risk appetite is set at Board level and is described and reported through a suite of metrics devised from a combination of accounting and credit portfolio performance measures, which include the use of various credit risk rating systems as inputs and measure the credit risk of loans and advances to customers and banks at a counterparty level using three components: (i) the probability of default by the counterparty on its contractual obligations; (ii) the current exposures to the counterparty and their likely future development, from which the Group derives the exposure at default; and (iii) the likely loss ratio on the defaulted obligations, the loss given default. The Group uses a range of approaches to mitigate credit risk, including internal control policies, obtaining collateral, using master netting agreements and other credit risk transfers, such as asset sales and credit derivative based transactions.

A. Maximum credit exposure

The maximum credit risk exposure of the Group and the Bank in the event of other parties failing to perform their obligations is detailed below. No account is taken of any collateral held and the maximum exposure to loss, which includes amounts held to cover unit-linked and With-Profit funds liabilities, is considered to be the balance sheet carrying amount or, for non-derivative off-balance sheet transactions and financial guarantees, their contractual nominal amounts.

	At 31 December 2018			At 31 December 2017
The Group	Maximum exposure £m	Offset[2] £m	Net exposure £m	Maximum exposure £m	Offset[2] £m	Net exposure £m
Loans and advances to banks, net[1]	3,692	–	3,692	4,274	–	4,274
Loans and advances to customers, net[1]	464,043	(3,241)	460,802	465,555	(7,012)	458,543
Debt securities, net[1]	5,095	–	5,095	3,637	–	3,637
Financial assets as amortised cost	472,830	(3,241)	469,589	473,466	(7,012)	466,454
Financial assets at fair value through other comprehensive income/available-for-sale financial assets[3]	24,368	–	24,368	40,901	–	40,901
Financial assets at fair value through profit or loss[3]:
Loans and advances	20,247	–	20,247	32,182	–	32,182
Debt securities, treasury and other bills	2,853	–	2,853	13,376	–	13,376
	23,100	–	23,100	45,558	–	45,558
Derivative assets	11,293	(4,524)	6,769	24,152	(11,184)	12,968

Off-balance sheet items:
Acceptances and endorsements	32	–	32	71	–	71
Other items serving as direct credit substitutes	485	–	485	740	–	740
Performance bonds and other transaction-related contingencies	2,270	–	2,270	2,300	–	2,300
Irrevocable commitments and guarantees	48,455	–	48,455	65,946	–	65,946
	51,242	–	51,242	69,057	–	69,057
	582,833	(7,765)	575,068	653,134	(18,196)	634,938
F-108

NOTES TO THE FINANCIAL STATEMENTS

47    Financial risk management (continued)

	At 31 December 2018			At 31 December 2017
The Bank	Maximum exposure £m	Offset[2] £m	Net exposure £m	Maximum exposure £m	Offset[2] £m	Net exposure £m
Loans and advances to banks, net[1]	3,153	–	3,153	3,611	–	3,611
Loans and advances to customers, net[1]	172,315	(2,399)	169,916	170,804	(2,528)	168,276
Debt securities, net[1]	4,960	–	4,960	3,182	–	3,182
Financial assets at amortised cost	180,428	(2,399)	178,029	177,597	(2,528)	175,069
Financial assets at fair value through other comprehensive income/available-for-sale financial assets[3]	23,208	–	23,208	41,803	–	41,803
Financial assets at fair value through profit or loss[3]
Loans and advances	18,026	–	18,026	32,182	–	32,182
Debt securities, treasury and other bills	2,811	–	2,811	11,795	–	11,795
	20,837	–	20,837	43,977	–	43,977

Derivative assets	15,431	(3,406)	12,025	26,764	(9,476)	17,288
Off-balance sheet items:
Acceptances and endorsements	31	–	31	70	–	70
Other items serving as direct credit substitutes	449	–	449	722	–	722
Performance bonds and other transaction-related contingencies	2,012	–	2,012	2,167	–	2,167
Irrevocable commitments and guarantees	30,420	–	30,420	47,590	–	47,590
	32,912	–	32,912	50,549	–	50,549
	272,816	(5,805)	267,011	340,690	(12,004)	328,686

1	Amounts shown net of related impairment allowances.

2	Offset items comprise deposit amounts available for offset, and amounts available for offset under master netting arrangements, that do not meet the criteria under IAS 32 to enable loans and advances and derivative assets respectively to be presented net of these balances in the financial statements.

3	Excluding equity shares.
F-109

NOTES TO THE FINANCIAL STATEMENTS

47    Financial risk management (continued)

B. Concentrations of exposure

The Group’s management of concentration risk includes single name, industry sector and country limits as well as controls over the Group’s overall exposure to certain products.

At 31 December 2018 the most significant concentrations of exposure were in mortgages (comprising 64 per cent of total loans and advances to customers) and to financial, business and other services (comprising 13 per cent of the total).

Loans and advances to customers

	The Group		The Bank
	2018	2017	2018	2017
	£m	£m	£m	£m
Agriculture, forestry and fishing	7,308	7,074	3,020	2,996
Energy and water supply	1,356	1,609	1,243	1,383
Manufacturing	6,696	7,886	5,725	7,389
Construction	4,468	4,428	3,108	3,068
Transport, distribution and hotels	13,932	14,074	9,943	10,484
Postal and telecommunications	2,395	2,148	1,646	1,677
Property companies	27,207	27,606	23,087	22,273
Financial, business and other services	61,256	54,003	55,407	45,550
Personal:
Mortgages	296,790	304,480	55,022	57,889
Other	28,617	28,757	9,680	9,908
Lease financing	1,686	2,094	194	404
Hire purchase	15,353	13,591	5,774	8,894
Total loans and advances to customers before allowance for impairment losses	467,064	467,750	173,849	171,915
Allowance for impairment losses (note 18)	(3,020)	(2,195)	(1,534)	(1,111)
Total loans and advances to customers	464,044	465,555	172,315	170,804

Following the continuing reduction in the Group’s non-UK activities, an analysis of credit risk exposures by geographical region has not been provided.

C. Credit quality of assets

Loans and advances

The analysis of lending has been prepared based on the division in which the asset is held; with the business segment in which the exposure is recorded reflected in the ratings system applied. The internal credit ratings systems used by the Group differ between Retail and Commercial, reflecting the characteristics of these exposures and the way that they are managed internally; these credit ratings are set out below. All probabilities of default (PDs) include forward-looking information and are based on 12 month values, with the exception of credit impaired.

	Retail		Corporate
	Grade	IFRS 9 PD%	Grade	IFRS 9 PD%
Good quality	1–6	0.00–4.50	1–10	0.00–0.50
Satisfactory quality	7–9	4.51–14.00	11–14	0.51–3.00
Lower quality	10	14.01–20.00	15–18	3.01–20.00
Below standard	11–13	20.01–99.99	19	20.01–99.99
Credit impaired	14	100.00	20–23	100.00
F-110

NOTES TO THE FINANCIAL STATEMENTS

47    Financial risk management (continued)

	Loans and advances to banks £m	Loans and advances to customers
The Group Gross carrying amount		Retail – mortgages £m	Retail – other £m	Commercial £m	Other £m	Total £m
At 31 December 2018
Stage 1
Good quality	3,586	257,740	44,314	50,143	39,618	391,815
Satisfactory quality	105	57	2,562	24,760	–	27,379
Lower quality	–	–	72	1,287	–	1,359
Below standard, but not credit-impaired	–	–	415	–	–	415
	3,691	257,797	47,363	76,190	39,618	420,968
Stage 2
Good quality	2	10,784	2,737	100	6	13,627
Satisfactory quality	–	1,709	1,158	3,442	3	6,312
Lower quality	–	262	285	2,962	–	3,509
Below standard, but not credit-impaired	–	899	907	54	–	1,860
	2	13,654	5,087	6,558	9	25,308
Stage 3
Credit-impaired	–	1,393	997	2,958	49	5,397
Purchased or originated credit-impaired
Credit-impaired	–	15,391	–	–	–	15,391
Total	3,693	288,235	53,447	85,706	39,676	467,064

The Group Loan commitments and financial guarantees		Retail – mortgages £m	Retail – other £m	Commercial £m	Other £m	Total £m
At 31 December 2018
Stage 1
Good quality		12,024	60,379	35,610	246	108,259
Satisfactory quality		2	532	6,196	–	6,730
Lower quality		–	10	70	–	80
Below standard, but not credit-impaired		–	363	31	–	394
		12,026	61,284	41,907	246	115,463
Stage 2
Good quality		19	1,858	–	–	1,877
Satisfactory quality		1	156	526	–	683
Lower quality		–	27	269	–	296
Below standard, but not credit-impaired		–	50	11	–	61
		20	2,091	806	–	2,917
Stage 3
Credit-impaired		5	39	–	–	44
Purchased or originated credit-impaired
Credit-impaired		90	–	–	–	90
Total		12,141	63,414	42,713	246	118,514

Stage 3 assets include balances of approximately £250 million (with outstanding amounts due of approximately £2,200 million) which have been subject to a partial write-off and where the Group continues to enforce recovery action.

Stage 2 and Stage 3 assets with a carrying amount of approximately £1,000 million were modified during the year. No material gain or loss was recognised by the Group.

F-111

NOTES TO THE FINANCIAL STATEMENTS

47    Financial risk management (continued)

	Loans and advances to banks £m	Loans and advances to customers
The Bank Gross carrying amount		Retail – mortgages £m	Retail – other £m	Commercial £m	Other £m	Total £m
At 31 December 2018
Stage 1
Good quality	3,049	49,298	12,768	41,279	38,883	142,228
Satisfactory quality	105	1	631	16,563	–	17,195
Lower quality	–	–	14	936	–	950
Below standard, but not credit-impaired	–	–	6	–	–	6
	3,154	49,299	13,419	58,778	38,883	160,379
Stage 2
Good quality	–	3,159	1,099	23	2	4,283
Satisfactory quality	–	490	414	2,259	–	3,163
Lower quality	–	74	113	2,711	–	2,898
Below standard, but not credit-impaired	–	325	307	30	–	662
	–	4,048	1,933	5,023	2	11,006
Stage 3
Credit-impaired	–	644	461	1,356	3	2,464
Total	3,154	53,991	15,813	65,157	38,888	173,849

The Bank Loan commitments and financial guarantees		Retail – mortgages £m	Retail – other £m	Commercial £m	Other £m	Total £m
At 31 December 2018
Stage 1
Good quality		753	20,362	31,474	50	52,639
Satisfactory quality		–	106	3,858	–	3,964
Lower quality		–	1	53	–	54
Below standard, but not credit-impaired		–	–	31	–	31
		753	20,469	35,416	50	56,688
Stage 2
Good quality		–	488	–	–	488
Satisfactory quality		–	70	383	–	453
Lower quality		–	12	213	–	225
Below standard, but not credit-impaired		–	22	3	–	25
		–	592	599	–	1,191
Stage 3
Credit-impaired		–	18	–	–	18
Total		753	21,079	36,015	50	57,897

Loans and advances carried at fair value through profit or loss comprise £17,127 million for the Group and £17,136 million for the Bank of trading assets of which £17,078 million for the Group and £17,087 million for the Bank have a good quality rating and £49 million for the Group and the Bank have a satisfactory rating; and £3,120 million for the Group and £890 million for the Bank of other assets mandatorily held at fair value through profit or loss, all of which is viewed by the business as investment grade.

F-112

NOTES TO THE FINANCIAL STATEMENTS

47    Financial risk management (continued)

Debt securities held at amortised cost

An analysis by credit rating of debt securities held at amortised cost is provided below:

	2018			2017
The Group	Investment grade[1] £m	Other[2] £m	Total £m	Investment grade[1] £m	Other[2] £m	Total £m
Asset-backed securities:
Mortgage-backed securities	3,262	9	3,271	2,366	–	2,366
Other asset-backed securities	631	17	648	1,164	96	1,260
	3,893	26	3,919	3,530	96	3,626
Corporate and other debt securities	1,176	2	1,178	–	14	14
Gross exposure	5,069	28	5,097	3,530	110	3,640
Allowance for impairment losses			(2)			(3)
Total debt securities held at amortised cost			5,095			3,637

The Bank
Asset-backed securities:
Mortgage-backed securities	3,263	–	3,263	2,263	–	2,263
Other asset-backed securities	521	–	521	919	–	919
	3,784	–	3,784	3,182	–	3,182
Corporate and other debt securities	1,176	–	1,176	–	–	–
Gross exposure	4,960	–	4,960	3,182	–	3,182
Allowance for impairment losses			–			–
Total debt securities held at amortised cost			4,960			3,182

1	Credit ratings equal to or better than ‘BBB’.

2	Other comprises sub-investment grade (2018: £6 million for the Group and £nil for the Bank; 2017: £96 million for the Group and £nil for the Bank) and not rated (2018: £22 million for the Group and £nil for the Bank; 2017: £14 million for the Group and £nil for the Bank).
F-113

NOTES TO THE FINANCIAL STATEMENTS

47    Financial risk management (continued)

Financial assets at fair value through other comprehensive income/available-for-sale financial assets (excluding equity shares)

An analysis of financial assets at fair value through other comprehensive income (available-for-sale financial assets at 31 December 2017) is included in note 19. The credit quality of financial assets at fair value through other comprehensive income (available-for-sale financial assets at 31 December 2017) (excluding equity shares) is set out below:

	2018			2017
The Group	Investment grade[1] £m	Other[2] £m	Total £m	Investment grade[1] £m	Other[2] £m	Total £m
Debt securities
Government securities	18,971	–	18,971	34,708	–	34,708
Bank and building society certificates of deposit	–	–	–	167	–	167
Asset-backed securities:
Mortgage-backed securities	–	–	–	1,156	–	1,156
Other asset-backed securities	–	57	57	235	20	255
	–	57	57	1,391	20	1,411
Corporate and other debt securities	4,934	185	5,119	4,250	365	4,615
Total debt securities	23,905	242	24,147	40,516	385	40,901
Treasury and other bills	221	–	221	–	–	–
Total financial assets at fair value through other comprehensive income/available-for-sale financial assets	24,126	242	24,368	40,516	385	40,901

1	Credit ratings equal to or better than ‘BBB’.

2	Other comprises sub-investment grade (2018: £52 million; 2017: £9 million) and not rated (2018: £190 million; 2017: £376 million).

	2018			2017
The Bank	Investment grade[1] £m	Other[2] £m	Total £m	Investment grade[1] £m	Other[2] £m	Total £m
Debt securities
Government securities	18,831	–	18,831	34,571	–	34,571
Bank and building society certificates of deposit	–	–	–	167	–	167
Asset-backed securities:
Mortgage-backed securities	–	–	–	1,129	–	1,129
Other asset-backed securities	–	5	5	64	1	65
	–	5	5	1,193	1	1,194
Corporate and other debt securities	4,151	–	4,151	3,514	306	3,820
Total debt securities	22,982	5	22,987	39,445	307	39,752
Treasury and other bills	221	–	221	–	–	–
	23,203	5	23,208	39,445	307	39,752
Due from fellow Lloyds Banking Group undertakings:
Corporate and other debt securities			–			2,051
Total financial assets at fair value through other comprehensive income/available-for-sale financial assets			23,208			41,803

1	Credit ratings equal to or better than ‘BBB’.

2	Other comprises sub-investment grade (2018: £nil; 2017: £nil) and not rated (2018: £5 million; 2017: £307 million).
F-114

NOTES TO THE FINANCIAL STATEMENTS

47    Financial risk management (continued)

Debt securities, treasury and other bills held at fair value through profit or loss

An analysis of financial assets at fair value through profit or loss is included in note 14. The credit quality of debt securities, treasury and other bills held at fair value through profit or loss is set out below.

	2018			2017
The Group	Investment grade[1] £m	Other[2] £m	Total £m	Investment grade[1] £m	Other[2] £m	Total £m
Trading assets
Government securities	2,293	–	2,293	9,836	–	9,836
Asset-backed securities:
Mortgage-backed securities	–	–	–	84	105	189
Other asset-backed securities	20	–	20	95	–	95
	20	–	20	179	105	284
Corporate and other debt securities	22	–	22	468	54	522
Total held as trading assets	2,335	–	2,335	10,483	159	10,642
Other assets mandatorily at fair value through profit or loss
Government securities	–	–	–	928	–	928
Bank and building society certificates of deposit	–	–	–	222	–	222
Corporate and other debt securities	518	–	518	–	210	210
Total debt securities mandatorily at fair value through profit or loss	518	–	518	1,150	210	1,360
Treasury bills and other bills	–	–	–	18	–	18
Total other assets mandatorily at fair value through profit or loss	518	–	518	1,168	210	1,378
	2,853	–	2,853	11,651	369	12,020
Due from fellow Lloyds Banking Group undertakings:
Corporate and other debt securities			–			1,356
Total held at fair value through profit or loss			2,853			13,376

1	Credit ratings equal to or better than ‘BBB’.

2	Other comprises sub-investment grade (2018: £nil; 2017: £nil) and not rated (2018: £nil; 2017: £369 million).
F-115

NOTES TO THE FINANCIAL STATEMENTS

47    Financial risk management (continued)

Credit risk in respect of trading and other financial assets at fair value through profit or loss here within the Group’s unit-linked funds is borne by the policyholders and credit risk in respect of with-profits funds is largely borne by the policyholders. Consequently, the Group has no significant exposure to credit risk for such assets which back those contract liabilities.

	2018			2017
The Bank	Investment grade[1] £m	Other[2] £m	Total £m	Investment grade[1] £m	Other[2] £m	Total £m
Trading assets
Government securities	2,293	–	2,293	9,834	–	9,834
Asset-backed securities:
Mortgage-backed securities	–	–	–	84	105	189
Other asset-backed securities	–	–	–	95	–	95
	–	–	–	179	105	284
Corporate and other debt securities	–	–	–	468	54	522
Total debt securities	2,293	–	2,293	10,481	159	10,640
Treasury bills and other bills	–	–	–	–	–	–
Total held as trading assets	2,293	–	2,293	10,481	159	10,640
Other assets mandatorily at fair value through profit or loss
Government securities	–	–	–	928	–	928
Corporate and other debt securities	518	–	518	–	210	210
Total other assets mandatorily at fair value through profit or loss	518	–	518	928	210	1,138
	2,811	–	2,811	11,409	369	11,778
Due from fellow Lloyds Banking Group undertakings:
Corporate and other debt securities			–			17
Total held at fair value through profit or loss			2,811			11,795

1	Credit ratings equal to or better than ‘BBB’.

2	Other comprises sub-investment grade (2018: £nil; 2017: £nil) and not rated (2018: £nil; 2017: £369 million).

Derivative assets

An analysis of derivative assets is given in note 15. The Group reduces exposure to credit risk by using master netting agreements and by obtaining collateral in the form of cash or highly liquid securities. In respect of the net credit risk relating to derivative assets of £6,769 million for the Group and £12,025 million for the Bank (2017: £12,968 million for the Group and £17,288 million for the Bank), cash collateral of £1,693 million for the Group and £857 million for the Bank (2017: £5,148 million for the Group and £3,909 million for the Bank) was held and a further £94 million for the Group and £32 million for the Bank (2017: £275 million for the Group and £196 million for the Bank) was due from OECD banks.

	2018			2017
The Group	Investment grade[1] £m	Other[2] £m	Total £m	Investment grade[1] £m	Other[2] £m	Total £m
Trading and other	5,901	1,320	7,221	20,285	1,967	22,252
Hedging	1,467	16	1,483	1,894	6	1,900
	7,368	1,336	8,704	22,179	1,973	24,152
Due from fellow Lloyds Banking Group undertakings			2,589			–
Total derivative financial instruments			11,293			24,152

The Bank
Trading and other	4,563	525	5,088	17,403	714	18,117
Hedging	385	15	400	467	2	469
	4,948	540	5,488	17,870	716	18,586
Due from fellow Lloyds Banking Group undertakings			9,943			8,178
Total derivative financial instruments			15,431			26,764

1	Credit ratings equal to or better than ‘BBB’.

2	Other comprises sub-investment grade (2018: £1,282 million for the Group and £488 million for the Bank; 2017: £1,878 million for the Group and £623 million for the Bank) and not rated (2018: £54 million for the Group and £52 million for the Bank; 2017: £95 million for the Group and £93 million for the Bank).
F-116

NOTES TO THE FINANCIAL STATEMENTS

47    Financial risk management (continued)

Financial guarantees and irrevocable loan commitments

Financial guarantees represent undertakings that the Group will meet a customer’s obligation to third parties if the customer fails to do so. Commitments to extend credit represent unused portions of authorisations to extend credit in the form of loans, guarantees or letters of credit. The Group is theoretically exposed to loss in an amount equal to the total guarantees or unused commitments, however, the likely amount of loss is expected to be significantly less; most commitments to extend credit are contingent upon customers maintaining specific credit standards.

D. Collateral held as security for financial assets

The Group holds collateral against loans and advances and irrevocable loan commitments; qualitative and, where appropriate, quantitative information is provided in respect of this collateral below. Collateral held as security for financial assets at fair value through profit or loss and for derivative assets is also shown below.

The Group holds collateral in respect of loans and advances to banks and customers as set out below. The Group does not hold collateral against debt securities, comprising asset-backed securities and corporate and other debt securities, which are classified as financial assets held at amortised cost.

Loans and advances to banks

There were reverse repurchase agreements which are accounted for as collateralised loans within loans and advances to banks with a carrying value of £461 million for the Group and the Bank (2017: £94 million for the Group and the Bank), against which the Group and the Bank held collateral with a fair value of £481 million (2017: £95 million for the Group and the Bank).

These transactions were generally conducted under terms that are usual and customary for standard secured lending activities.

Loans and advances to customers

Retail lending

Mortgages

An analysis by loan-to-value ratio of the Group’s and the Bank’s residential mortgage lending is provided below. The value of collateral used in determining the loan-to-value ratios has been estimated based upon the last actual valuation, adjusted to take into account subsequent movements in house prices, after making allowances for indexation error and dilapidations.

In some circumstances, where the discounted value of the estimated net proceeds from the liquidation of collateral (i.e. net of costs, expected haircuts and anticipated changes in the value of the collateral to the point of sale) is greater than the estimated exposure at default, no credit losses are expected and no ECL allowance is recognised.

The Group	Stage 1 £m	Stage 2 £m	Stage 3 £m	Purchased or originated credit-impaired £m	Total gross £m
At 31 December 2018
Less than 70 per cent	186,974	10,853	1,058	11,658	210,543
70 per cent to 80 per cent	38,865	1,704	176	1,864	42,609
80 per cent to 90 per cent	26,353	837	90	1,024	28,304
90 per cent to 100 per cent	5,136	154	33	349	5,672
Greater than 100 per cent	469	106	36	496	1,107
Total	257,797	13,654	1,393	15,391	288,235

The Group		Neither past due nor impaired £m	Past due but not impaired £m	Impaired £m	Gross £m
At 31 December 2017
Less than 70 per cent		216,888	4,309	2,444	223,641
70 per cent to 80 per cent		43,045	787	592	44,424
80 per cent to 90 per cent		25,497	500	435	26,432
90 per cent to 100 per cent		7,085	177	244	7,506
Greater than 100 per cent		3,068	161	450	3,679
Total		295,583	5,934	4,165	305,682

The Bank		Stage 1 £m	Stage 2 £m	Stage 3 £m	Total gross £m
At 31 December 2018
Less than 70 per cent		41,695	3,193	485	45,373
70 per cent to 80 per cent		4,668	483	75	5,226
80 per cent to 90 per cent		2,333	247	43	2,623
90 per cent to 100 per cent		527	68	21	616
Greater than 100 per cent		76	57	20	153
Total		49,299	4,048	644	53,991
F-117

NOTES TO THE FINANCIAL STATEMENTS

47    Financial risk management (continued)

The Bank	Neither past due nor impaired £m	Past due but not impaired £m	Impaired £m	Gross £m
At 31 December 2017
Less than 70 per cent	47,274	578	351	48,203
70 per cent to 80 per cent	5,640	99	73	5,812
80 per cent to 90 per cent	2,783	56	47	2,886
90 per cent to 100 per cent	663	19	38	720
Greater than 100 per cent	232	10	26	268
Total	56,592	762	535	57,889

Other

The majority of non-mortgage retail lending is unsecured. At 31 December 2018, Stage 3 non-mortgage lending amounted to £631 million, net of an impairment allowance of £366 million (2017: impaired non-mortgage lending amounted to £817 million, net of an impairment allowance of £542 million).

Stage 1 and Stage 2 non-mortgage retail lending amounted to £52,450 million (2017: unimpaired non-mortgage lending amounted to £49,482 million). Lending decisions are predominantly based on an obligor’s ability to repay from normal business operations rather than reliance on the disposal of any security provided. Collateral values are rigorously assessed at the time of loan origination and are thereafter monitored in accordance with business unit credit policy.

The Group credit risk disclosures for unimpaired non-mortgage retail lending report assets gross of collateral and therefore disclose the maximum loss exposure. The Group believes that this approach is appropriate.

Commercial lending

Reverse repurchase transactions

At 31 December 2018 there were reverse repurchase agreements which were accounted for as collateralised loans with a carrying value of £35,879 million for the Group and the Bank (2017: £16,832 million for the Group and the Bank) against which the Group and the Bank held collateral with a fair value of £37,765 million (2017: £17,122 million for the Group and the Bank) all of which the Group was able to repledge. No collateral in the form of cash was provided in respect of reverse repurchase agreements to the Group or the Bank (2017: £nil for the Group and the Bank). These transactions were generally conducted under terms that are usual and customary for standard secured lending activities.

Stage 3 secured lending

The value of collateral is re-evaluated and its legal soundness re-assessed if there is observable evidence of distress of the borrower; this evaluation is used to determine potential loss allowances and management’s strategy to try to either repair the business or recover the debt.

At 31 December 2018, Stage 3 secured commercial lending amounted to £658 million, net of an impairment allowance of £215 million (2017: impaired secured commercial lending amounted to £644 million, net of an impairment allowance of £236 million). The fair value of the collateral held in respect of impaired secured commercial lending was £590 million (2017: £797 million) for the Group. In determining the fair value of collateral, no specific amounts have been attributed to the costs of realisation. For the purposes of determining the total collateral held by the Group in respect of impaired secured commercial lending, the value of collateral for each loan has been limited to the principal amount of the outstanding advance in order to eliminate the effects of any over-collateralisation and to provide a clearer representation of the Group’s exposure.

Stage 3 secured commercial lending and associated collateral relates to lending to property companies and to customers in the financial, business and other services; transport, distribution and hotels; and construction industries.

Stage 1 and Stage 2 secured lending

For Stage 1 and Stage 2 secured commercial lending, the Group reports assets gross of collateral and therefore discloses the maximum loss exposure. The Group believes that this approach is appropriate as collateral values at origination and during a period of good performance may not be representative of the value of collateral if the obligor enters a distressed state.

Stage 1 and Stage 2 secured commercial lending is predominantly managed on a cash flow basis. On occasion, it may include an assessment of underlying collateral, although, for Stage 3 lending, this will not always involve assessing it on a fair value basis. No aggregated collateral information for the entire unimpaired secured commercial lending portfolio is provided to key management personnel.

Financial assets at fair value through profit or loss (excluding equity shares)

Included in financial assets at fair value through profit or loss are reverse repurchase agreements treated as collateralised loans with a carrying value of £17,127 million for the Group and the Bank (2017: £31,590 million for the Group and the Bank). Collateral is held with a fair value of £18,910 million for the Group and the Bank (2017: £39,099 million for the Group and the Bank), all of which the Group is able to repledge. At 31 December 2018, £17,121 million for the Group and the Bank had been repledged (2017: £31,281 million for the Group and the Bank).

In addition, securities held as collateral in the form of stock borrowed amounted to £45,025 million for the Group and £16,029 million for the Bank  (2017: £61,469 million for the Group and £17,504 million for the Bank). Of this amount, £43,701 million for the Group and £14,809 million for the Bank (2017: £44,432 million for the Group and £471 million for the Bank) had been resold or repledged as collateral for the Group’s own transactions.

These transactions were generally conducted under terms that are usual and customary for standard secured lending activities.

Derivative assets, after offsetting of amounts under master netting arrangements

The Group reduces exposure to credit risk by using master netting agreements and by obtaining collateral in the form of cash or highly liquid securities. In respect of the net derivative assets after offsetting of amounts under master netting arrangements of £6,769 million for the Group and £12,025 million for the Bank (2017: £12,968 million for the Group and £17,288 million for the Bank), cash collateral of £1,693 million for the Group and £857 million for the Bank (2017: £5,148 million for the Group and £3,909 million for the Bank) was held.

Irrevocable loan commitments and other credit-related contingencies

At 31 December 2018, there were irrevocable loan commitments and other credit-related contingencies of £51,242 million for the Group and £32,912 million for the Bank (2017: £69,057 million for the Group and £50,549 million for the Bank). Collateral is held as security, in the event that lending is drawn down, on £10,661 million for the Group and £698 million for the Bank (2017: £10,314 million for the Group and £20 million for the Bank) of these balances.

F-118

NOTES TO THE FINANCIAL STATEMENTS

47    Financial risk management (continued)

Collateral repossessed

During the year, £245 million of collateral was repossessed (2017: £297 million), consisting primarily of residential property. In respect of retail portfolios, the Group does not take physical possession of properties or other assets held as collateral and uses external agents to realise the value as soon as practicable, generally at auction, to settle indebtedness. Any surplus funds are returned to the borrower or are otherwise dealt with in accordance with appropriate insolvency regulations. In certain circumstances the Group takes physical possession of assets held as collateral against commercial lending. In such cases, the assets are carried on the Group’s balance sheet and are classified according to the Group’s accounting policies.

E. Collateral pledged as security

The Group pledges assets primarily for repurchase agreements and securities lending transactions which are generally conducted under terms that are usual and customary for standard securitised borrowing contracts.

Repurchase transactions

Deposits from banks

Included in deposits from banks are balances arising from repurchase transactions of £21,170 million for the Group and £1,193 million for the Bank (2017: £23,175 million for the Group and £3,198 million for the Bank); the fair value of the collateral provided under these agreements at 31 December 2018 was £19,615 million for the Group and £1,188 million for the Bank (2017: £23,082 million for the Group and £3,156 million for the Bank).

Customer deposits

Included in customer deposits are balances arising from repurchase transactions of £1,818 million for the Group and the Bank (2017: £2,638 million for the Group and £2,637 million for the Bank); the fair value of the collateral provided under these agreements at 31 December 2018 was £1,710 million for the Group and the Bank (2017: £2,640 million for the Group and the Bank).

Trading and other financial liabilities at fair value through profit or loss

The fair value of collateral pledged in respect of repurchase transactions, accounted for as secured borrowing, where the secured party is permitted by contract or custom to repledge was £14,148 million for the Group and the Bank (2017: £48,765 million for the Group and the Bank).

Securities lending transactions

The following on balance sheet financial assets have been lent to counterparties under securities lending transactions:

	The Group		The Bank
	2018 £m	2017 £m	2018 £m	2017 £m
Financial assets at fair value through profit or loss	723	1,320	715	1,314
Loans and advances to customers	–	197	–	197
Financial assets at fair value through other comprehensive income (2017: available-for-sale financial assets)	1,025	2,608	731	2,469
	1,748	4,125	1,446	3,980

Securitisations and covered bonds

In addition to the assets detailed above, the Group also holds assets that are encumbered through the Group’s asset-backed conduits and its securitisation and covered bond programmes. Further details of these assets are provided in notes 28 and 43.

(2) Market risk

Interest rate risk

Interest rate risk arises from the different repricing characteristics of the assets and liabilities. Liabilities are either insensitive to interest rate movements, for example interest free or very low interest customer deposits, or are sensitive to interest rate changes but bear rates which may be varied at the Group’s discretion and that for competitive reasons generally reflect changes in the Bank of England’s base rate. The rates on the remaining deposits are contractually fixed for their term to maturity.

Many banking assets are sensitive to interest rate movements; there is a large volume of managed rate assets such as variable rate mortgages which may be considered as a natural offset to the interest rate risk arising from the managed rate liabilities. However, a significant proportion of the Group’s lending assets, for example many personal loans and mortgages, bear interest rates which are contractually fixed.

The Group’s risk management policy is to optimise reward whilst managing its market risk exposures within the risk appetite defined by the Board. The largest residual risk exposure arises from balances that are deemed to be insensitive to changes in market rates (including current accounts, a portion of variable rate deposits and investable equity), and is managed through the Group’s structural hedge. The structural hedge consists of longer-term fixed rate assets or interest rate swaps and the amount and duration of the hedging activity is reviewed regularly by the Lloyds Banking Group Asset and Liability Committee.

The Group and the Bank establish hedge accounting relationships for interest rate risk using cash flow hedges and fair value hedges. The Group and the Bank are exposed to cash flow interest rate risk on its variable rate loans and deposits together with its floating rate subordinated debt. The derivatives used to manage the structural hedge may be designated into cash flow hedges to manage income statement volatility. The economic items related to the structural hedge, for example current accounts, are not suitable hedge items to be documented into accounting hedge relationships. The Group and the Bank are exposed to fair value interest rate risk on its fixed rate customer loans, its fixed rate customer deposits and the majority of its subordinated debt, and to cash flow interest rate risk on its variable rate loans and deposits together with its floating rate subordinated debt. The Group and the Bank apply netting between similar risks before applying hedge accounting.

Hedge ineffectiveness arises during the management of interest rate risk due to residual unhedged risk. Sources of ineffectiveness, which the Group may decide to not fully mitigate, can include basis differences, timing differences and notional amount differences. The effectiveness of accounting hedge relationships is assessed between the hedging derivatives and the documented hedged item, which can differ to the underlying economically hedged item.

At 31 December 2018 the aggregate notional principal of interest rate swaps designated as fair value hedges was £150,971 million (2017: £114,045 million) for the Group and £153,223 million (2017: £120,076 million) for the Bank with a net fair value asset of £760 million (2017: asset of £507 million) for the Group and a net fair value liability of £871 million (2017: liability of £1,296 million) for the Bank (note 15). There were gains recognised on the hedging instruments of £125 million (2017: £450 million) for the Group and gains of £262 million (2017: gains of £335 million) for the Bank. There were losses on the hedged items attributable to the hedged risk of £77 million (2017: £514 million) for the Group and losses of £320 million (2017: £308 million) for the Bank. The gains and losses relating to the fair value hedges are recorded in net trading income.

F-119

NOTES TO THE FINANCIAL STATEMENTS

47    Financial risk management (continued)

In addition the Group has cash flow hedges which are primarily used to hedge the variability in the cost of funding within the commercial business. Note 15 shows when the hedged cash flows are expected to occur and when they will affect income for the designated cash flow hedges. The notional principal of the interest rate swaps designated as cash flow hedges at 31 December 2018 was £556,945 million (2017: £549,099 million) for the Group and £146,018 million (2017: £127,228 million) for the Bank with a net fair value liability of £486 million (2017: liability of £458 million) for the Group and a net fair value asset of £nil (2017: asset of £10 million) for the Bank (note 15). In 2018, ineffectiveness recognised in the income statement that arises from cash flow hedges was a loss of £25 million (2017: losses of £21 million) for the Group and a loss of £21 million (2017: gains of £66 million) for the Bank.

Currency risk

The corporate and retail businesses incur foreign exchange risk in the course of providing services to their customers. All non-structural foreign exchange exposures in the non-trading book are transferred to the trading area where they are monitored and controlled. These risks reside in the authorised trading centres who are allocated exposure limits. The limits are monitored daily by the local centres and reported to the central market and liquidity risk function in London. The Group also manages foreign currency risk via cash flow hedge accounting, utilising currency swaps.

Risk arises from the Group’s investments in its overseas operations. The Group’s structural foreign currency exposure is represented by the net asset value of the foreign currency equity and subordinated debt investments in its subsidiaries and branches. Gains or losses on structural foreign currency exposures are taken to reserves.

The Group ceased all hedging of the currency translation risk of the net investment in foreign operations on 1 January 2018. At 31 December 2017 the Group used foreign currency borrowings with an aggregate principal of £41 million to hedge currency translation risk. In 2017, an ineffectiveness loss of £11 million before tax and £8 million after tax was recognised in the income statement arising from net investment hedges.

The Group’s main overseas operations are in the Americas and Europe. Details of the Group’s structural foreign currency exposures, after net investment hedges, are as follows:

Functional currency of Group operations

The Group	Euro £m	US Dollar £m	Other non- sterling £m
31 December 2018
Gross exposure	112	–	–
Net investment hedges	–	–	–
Total structural foreign currency exposures, after net investment hedges	112	–	–
31 December 2017
Gross exposure	73	374	32
Net investment hedges	(41)	–	–
Total structural foreign currency exposures, after net investment hedges	32	374	32

The Bank	Euro £m	US Dollar £m	Other non- sterling £m
31 December 2018
Gross exposure	6	–	–
Net investment hedges	–	–	–
Total structural foreign currency exposures, after net investment hedges	6	–	–
31 December 2017
Gross exposure	6	53	–
Net investment hedges	–	–	–
Total structural foreign currency exposures, after net investment hedges	6	53	–
F-120

NOTES TO THE FINANCIAL STATEMENTS

47    Financial risk management (continued)

(3) Liquidity risk

Liquidity risk is defined as the risk that the Group has insufficient financial resources to meet its commitments as they fall due, or can only secure them at excessive cost. Liquidity risk is managed through a series of measures, tests and reports that are primarily based on contractual maturity. The Group carries out monthly stress testing of its liquidity position against a range of scenarios, including those prescribed by the PRA. The Group’s liquidity risk appetite is also calibrated against a number of stressed liquidity metrics.

The tables below analyse financial instrument liabilities of the Group and the Bank, excluding those arising from insurance and participating investment contracts, on an undiscounted future cash flow basis according to contractual maturity, into relevant maturity groupings based on the remaining period at the balance sheet date; balances with no fixed maturity are included in the over 5 years category. Certain balances, included in the table below on the basis of their residual maturity, are repayable on demand upon payment of a penalty.

The Group	Up to 1 month £m	1-3 months £m	3-12 months £m	1-5 years £m	Over 5 years £m	Total £m
At 31 December 2018
Deposits from banks	1,938	2,401	865	20,302	1,362	26,868
Customer deposits	361,233	7,298	12,066	9,825	1,554	391,976
Financial liabilities at fair value through profit or loss	3,807	6,165	5,389	931	10,771	27,063
Debt securities in issue	4,714	5,580	19,741	35,123	12,677	77,835
Subordinated liabilities	236	1,164	953	6,871	10,444	19,668
Total non-derivative financial liabilities	371,928	22,608	39,014	73,052	36,808	543,410

Derivative financial liabilities:
Gross settled derivatives – outflows	1,161	1,704	6,503	21,645	13,207	44,220
Gross settled derivatives – inflows	(924)	(1,528)	(6,185)	(20,173)	(11,450)	(40,260)
Gross settled derivatives – net flows	237	176	318	1,472	1,757	3,960
Net settled derivative liabilities	5,778	(9)	39	285	576	6,669
Total derivative financial liabilities	6,015	167	357	1,757	2,333	10,629

The Group	Up to 1 month £m	1-3 months £m	3-12 months £m	1-5 years £m	Over 5 years £m	Total £m
At 31 December 2017
Deposits from banks	1,873	3,544	2,096	21,498	387	29,398
Customer deposits	367,104	18,854	21,308	11,170	2,375	420,811
Financial liabilities at fair value through profit or loss	21,286	14,424	6,499	4,251	13,041	59,501
Debt securities in issue	3,407	6,341	12,378	31,642	16,833	70,601
Subordinated liabilities	265	490	3,095	7,131	10,965	21,946
Total non-derivative financial liabilities	393,935	43,653	45,376	75,692	43,601	602,257

Derivative financial liabilities:
Gross settled derivatives – outflows	23,850	31,974	24,923	43,425	30,473	154,645
Gross settled derivatives – inflows	(23,028)	(30,972)	(23,886)	(43,506)	(31,932)	(153,324)
Gross settled derivatives – net flows	822	1,002	1,037	(81)	(1,459)	1,321
Net settled derivative liabilities	17,414	9	142	452	992	19,009
Total derivative financial liabilities	18,236	1,011	1,179	371	(467)	20,330
F-121

NOTES TO THE FINANCIAL STATEMENTS

47    Financial risk management (continued)

The principal amount for undated subordinated liabilities with no redemption option is included within the over 5 years column; interest of approximately £27 million (2017: £23 million) per annum for the Group and £19 million (2017: £17 million) for the Bank which is payable in respect of those instruments for as long as they remain in issue is not included beyond 5 years.

The Bank	Up to 1 month £m	1-3 months £m	3-12 months £m	1-5 years £m	Over 5 years £m	Total £m
At 31 December 2018
Deposits from banks	1,860	1,472	701	112	1,362	5,507
Customer deposits	219,209	4,845	3,956	693	810	229,513
Financial liabilities at fair value through profit or loss	3,839	6,216	5,434	887	10,754	27,130
Debt securities in issue	4,181	4,083	16,637	25,590	11,813	62,304
Subordinated liabilities	190	416	487	5,706	5,992	12,791
Total non-derivative financial liabilities	229,279	17,032	27,215	32,988	30,731	337,245

Derivative financial liabilities:
Gross settled derivatives – outflows	1,083	1,630	6,364	18,279	11,908	39,264
Gross settled derivatives – inflows	(884)	(1,466)	(6,054)	(16,992)	(10,296)	(35,692)
Gross settled derivatives – net flows	199	164	310	1,287	1,612	3,572
Net settled derivative liabilities	4,302	(18)	6	152	351	4,793
Total derivative financial liabilities	4,501	146	316	1,439	1,963	8,365

The Bank	Up to 1 month £m	1-3 months £m	3-12 months £m	1-5 years £m	Over 5 years £m	Total £m
At 31 December 2017
Deposits from banks	1,685	2,319	2,002	1,243	383	7,632
Customer deposits	211,268	13,766	8,494	1,140	1,654	236,322
Trading and other financial liabilities at fair value through profit or loss	21,365	14,478	6,523	4,217	13,089	59,672
Debt securities in issue	2,718	3,598	11,874	22,539	14,678	55,407
Subordinated liabilities	266	258	462	5,522	6,512	13,020
Total non-derivative financial liabilities	237,302	34,419	29,355	34,661	36,316	372,053

Derivative financial liabilities:
Gross settled derivatives – outflows	23,756	31,750	24,690	40,258	26,933	147,387
Gross settled derivatives – inflows	(22,985)	(30,784)	(23,655)	(40,222)	(28,244)	(145,890)
Gross settled derivatives – net flows	771	966	1,035	36	(1,311)	1,497
Net settled derivative liabilities	15,430	(4)	101	288	812	16,627
Total derivative financial liabilities	16,201	962	1,136	324	(499)	18,124
F-122

NOTES TO THE FINANCIAL STATEMENTS

47    Financial risk management (continued)

The following tables set out the amounts and residual maturities of off balance sheet contingent liabilities and commitments.

The Group	Within 1 year £m	1-3 years £m	3-5 years £m	Over 5 years £m	Total £m
31 December 2018
Acceptances and endorsements	32	–	–	–	32
Other contingent liabilities	1,324	551	133	747	2,755
Total contingent liabilities	1,356	551	133	747	2,787
Lending commitments and guarantees	89,567	12,445	11,554	4,215	117,781
Other commitments	524	20	13	176	733
Total commitments and guarantees	90,091	12,465	11,567	4,391	118,514
Total contingents and commitments	91,447	13,016	11,700	5,138	121,301
31 December 2017
Acceptances and endorsements	67	4	–	–	71
Other contingent liabilities	1,607	506	271	656	3,040
Total contingent liabilities	1,674	510	271	656	3,111
Lending commitments and guarantees	96,128	17,947	16,577	4,503	135,155
Other commitments	57	46	71	210	384
Total commitments and guarantees	96,185	17,993	16,648	4,713	135,539
Total contingents and commitments	97,859	18,503	16,919	5,369	138,650

The Bank	Within 1 year £m	1-3 years £m	3-5 years £m	Over 5 years £m	Total £m
31 December 2018
Acceptances and endorsements	31	–	–	–	31
Other contingent liabilities	1,239	465	133	624	2,461
Total contingent liabilities	1,270	465	133	624	2,492
Lending commitments and guarantees	32,769	10,548	10,828	3,068	57,213
Other commitments	522	20	13	129	684
Total commitments and guarantees	33,291	10,568	10,841	3,197	57,897
Total contingents and commitments	34,561	11,033	10,974	3,821	60,389
31 December 2017
Acceptances and endorsements	66	4	–	–	70
Other contingent liabilities	1,538	505	206	640	2,889
Total contingent liabilities	1,604	509	206	640	2,959
Lending commitments and guarantees	38,748	16,676	15,952	3,262	74,638
Other commitments	57	46	71	179	353
Total commitments and guarantees	38,805	16,722	16,023	3,441	74,991
Total contingents and commitments	40,409	17,231	16,229	4,081	77,950
F-123

NOTES TO THE FINANCIAL STATEMENTS

48    Capital

Capital management

Capital is actively managed on an ongoing basis, covering the Group, the Bank on an individual basis and its regulated subsidiaries. Regulatory capital ratios are a key factor in budgeting and planning processes with updates on forecast ratios reviewed regularly by the Lloyds Banking Group Asset and Liability Committee. Target capital levels take account of evolving regulatory requirements, capacity for growth and to cover uncertainties. Capital policies and procedures are subject to independent oversight.

The Group measures the amount of capital it holds in accordance with the regulatory framework defined by the Capital Requirements Directive and Regulation (CRD IV), as implemented in the UK by the Prudential Regulation Authority (PRA) and supplemented through additional regulation under the PRA Rulebook. Application of CRD IV requirements is subject to transitional phasing.

The minimum amount of total capital, under Pillar 1 of the regulatory framework, is set at 8 per cent of total risk-weighted assets calculated in respect of credit risk, counterparty credit risk, operational risk and market risk. At least 4.5 per cent of risk-weighted assets are required to be covered by common equity tier 1 (CET1) capital.

The minimum requirement for capital is supplemented by Pillar 2 of the regulatory framework. Under Pillar 2A, additional requirements are set through the issuance of a Bank specific Individual Capital Requirement (ICR), which adjusts the Pillar 1 minimum requirement for those risks not covered or not fully covered under Pillar 1. A key input into the PRA’s ICR process is the Bank’s own assessment of the amount of capital it needs, a process known as the Internal Capital Adequacy Assessment Process (ICAAP). From 1 January 2019 the Group became subject to a Pillar 2A capital requirement of 5.2 per cent of risk-weighted assets, of which 2.9 per cent must be met with CET1 capital, following the entry into force of the UK ring-fencing legislation.

A range of additional bank specific regulatory capital buffers apply under CRD IV, which are required to be met with CET1 capital. These include a capital conservation buffer (1.875 per cent of risk-weighted assets during 2018, increasing to 2.5 per cent from 1 January 2019) and a time-varying countercyclical capital buffer (currently 0.9 per cent of risk-weighted assets). A systemic risk buffer of 2 per cent of risk-weighted assets will apply to the Group from 1 August 2019.

The Group has adopted the IFRS 9 transitional arrangements for capital set out under the relevant CRD IV amendment. The arrangements allow for the initial net impact of IFRS 9 on CET1 capital, resulting from the increase in accounting impairment provisions on 1 January 2018, plus the capital impact of any subsequent increases in Stage 1 and Stage 2 expected credit losses (net of movements in regulatory expected losses), to be phased in over a five year transition period. For 2018 the phase in factor allowed 95 per cent of the resultant transitional adjustment to be added back to CET1 capital. The phase in factor will reduce to 85 per cent in 2019. As at 31 December 2018 no additional capital relief in respect of post 1 January 2018 increases in Stage 1 and Stage 2 expected credit losses (net of movements in regulatory expected losses) has been recognised.

During the year, the individual regulated entities within the Group and the Group itself complied with all of the externally imposed capital requirements to which they are subject.

Regulatory capital development

The regulatory framework within which the Group operates continues to be developed at a global level through the Financial Stability Board (FSB) and Basel Committee on Banking Supervision (BCBS), at a European level mainly through the European Commission (EC) and the issuance of CRD IV technical standards and guidelines by the European Banking Authority (EBA) and within the UK by the PRA and through directions from the Financial Policy Committee (FPC).The Group continues to monitor these developments very closely, analysing potential capital impacts to ensure the Group and individual regulated entities continue to maintain a strong capital position that exceeds the minimum regulatory requirements and the Group’s risk appetite and is consistent with market expectations.

Capital resources

Regulatory capital is divided into tiers depending on the degree of permanency and loss absorbency exhibited.

–	Common equity tier 1 (CET1) capital represents the strongest form of capital consisting of shareholders’ equity after a number of regulatory adjustments and deductions are applied. These include adjustments for foreseeable dividends and IFRS 9 transitional arrangements, the elimination of the cash flow hedging reserve and deductions for goodwill, other intangible assets, defined benefit pension surpluses and deferred tax assets.

–	Fully qualifying additional tier 1 (AT1) capital comprises non-cumulative perpetual securities containing specific provisions to write down the security should the CET1 ratio fall to a defined trigger limit. Under transitional rules AT1 securities that do not qualify in their own right as AT1 capital, but were issued and eligible as tier 1 capital prior to CRD IV, can be partially included within AT1, until they are phased out altogether in 2022. To the extent these securities do not qualify as AT1 they may nevertheless still qualify as tier 2 capital.

–	Tier 2 (T2) capital largely comprises certain other subordinated debt securities that do not qualify as AT1. They must have an original term of at least 5 years, cannot normally be redeemed within their first 5 years and are phased out as T2 regulatory capital in the final 5 years before maturity. Under transitional rules T2 securities that do not qualify in their own right as T2 capital, but which were issued and eligible as T2 capital prior to CRD IV, can be partially included within T2, until they are phased out altogether in 2022. Eligible provisions, reflecting the excess of IFRS 9 expected credit losses over corresponding regulatory expected losses, are added back to T2 capital, net of the application of IFRS 9 transitional adjustments.

The Group’s CRD IV transitional capital resources are summarised as follows:

	2018 £m	2017 £m
Common equity tier 1 capital	25,457	32,500
Additional tier 1 capital	5,937	5,220
Tier 2 capital	7,087	6,579
Total capital	38,481	44,299
F-124

NOTES TO THE FINANCIAL STATEMENTS

49    Cash flow statements

a Change in operating assets

	The Group			The Bank
	2018 £m	2017 £m	2016 £m	2018 £m	2017 £m	2016 £m
Change in financial assets held at amortised cost	(10,338)	(25,178)	1,230	(992)	(2,832)	(2,917)
Changes in amounts due from fellow Lloyds Banking Group undertakings	4,827	810	8,412	9,875	(23,861)	(14,211)
Change in derivative financial instruments and financial assets at fair value through profit or loss	40,137	9,285	(13,954)	37,356	15,459	(2,014)
Change in other operating assets	(442)	(650)	1,012	295	69	69
Change in operating assets	34,184	(15,733)	(3,300)	46,534	(11,165)	(19,073)

b Change in operating liabilities

	The Group			The Bank
	2018 £m	2017 £m	2016 £m	2018 £m	2017 £m	2016 £m
Change in deposits from banks	(2,677)	13,415	(654)	(2,219)	(1,917)	(4,261)
Change in customer deposits	(11,901)	2,935	(3,690)	(5,258)	13,417	6,602
Changes in amounts due to fellow Lloyds Banking Group undertakings	(5,466)	44	2,799	(23,522)	12,812	16,525
Change in debt securities in issue	4,730	(11,968)	(8,950)	1,442	(6,079)	(6,379)
Change in derivative financial instruments and financial liabilities at fair value through profit or loss	(45,383)	(12,677)	11,680	(46,514)	(15,110)	6,995
Change in investment contract liabilities	(353)	(4,665)	(2,665)	–	–	–
Change in other operating liabilities	(383)	(463)	(549)	(648)	340	(107)
Change in operating liabilities	(61,433)	(13,379)	(2,029)	(76,719)	3,463	19,375
F-125

NOTES TO THE FINANCIAL STATEMENTS

49    Cash flow statements (continued)

c Non-cash and other items

	The Group			The Bank
	2018 £m	2017 £m	2016 £m	2018 £m	2017 £m	2016 £m
Depreciation and amortisation	2,374	2,370	2,380	1,031	932	821
Permanent diminution in value of investment in subsidiaries	–	–	–	92	302	562
Dividends received from subsidiary undertakings	–	–	–	(4,968)	(4,479)	(3,984)
Revaluation of investment properties	(46)	(230)	83	–	–	–
Allowance for loan losses	1,012	691	592	553	465	450
Write-off of allowance for loan losses, net of recoveries	(1,000)	(1,062)	(1,272)	(608)	(475)	(608)
Impairment charge (credit) relating to undrawn balances	(72)	(9)	(13)	(46)	(3)	(3)
Impairment of financial assets at fair value through other comprehensive income (2017: available-for-sale financial assets)	(14)	6	173	(2)	–	172
Change in insurance contract liabilities	(1,520)	9,169	14,081	–	–	–
Payment protection insurance provision	1,395	1,300	1,350	628	781	952
Other regulatory provisions	561	865	1,085	311	342	527
Other provision movements	(509)	(8)	(27)	(413)	(48)	57
Additional capital injections to subsidiaries	–	–	–	(72)	(149)	–
Charge in respect of defined benefit schemes	404	369	287	196	165	142
Impact of consolidation and deconsolidation of OEICs[1]	–	–	(3,157)	–	–	–
Unwind of discount on impairment allowances	(39)	(23)	(32)	(33)	(37)	(44)
Foreign exchange element on balance sheet[2]	(365)	209	(648)	(130)	718	272
Interest expense on subordinated liabilities	1,072	1,285	1,812	654	664	1,175
Loss (profit) on disposal of businesses	(1,010)	–	–	21	(555)	–
Other non-cash items	933	537	766	990	1,181	159
Total non-cash items	3,176	15,469	17,460	(1,796)	(196)	650
Contributions to defined benefit schemes	(868)	(587)	(630)	(455)	(401)	(425)
Payments in respect of payment protection insurance provision	(2,101)	(1,657)	(2,200)	(302)	(946)	(1,577)
Payments in respect of other regulatory provisions	(956)	(928)	(761)	(1,057)	(430)	(561)
Other	6	–	2	–	–	–
Total other items	(3,919)	(3,172)	(3,589)	(1,814)	(1,777)	(2,563)
Non-cash and other items	(743)	12,297	13,871	(3,610)	(1,973)	(1,913)

1	These OEICs (Open-ended investment companies) are mutual funds which are consolidated if the Group manages the funds and also has a sufficient beneficial interest. The population of OEICs to be consolidated varies at each reporting date as external investors acquire and divest holdings in the various funds. The consolidation of these funds is effected by the inclusion of the fund investments and a matching liability to the unit holders; and changes in funds consolidated represent a non-cash movement on the balance sheet.

2	When considering the movement on each line of the balance sheet, the impact of foreign exchange rate movements is removed in order to show the underlying cash impact.
F-126

NOTES TO THE FINANCIAL STATEMENTS

49    Cash flow statements (continued)

d Analysis of cash and cash equivalents as shown in the balance sheet

	The Group			The Bank
	2018 £m	2017 £m	2016 £m	2018 £m	2017 £m	2016 £m

Cash and balances with central banks	40,213	58,521	47,452	37,632	55,835	44,595
Less: mandatory reserve deposits[1]	(2,541)	(957)	(914)	(803)	(535)	(455)
	37,672	57,564	46,538	36,829	55,300	44,140
Loans and advances to banks	3,692	4,274	5,583	3,153	3,611	4,379
Loans and advances to banks within disposal group (note 13)	–	2,337	21,319	–	–	–
Less: amounts with a maturity of three months or more	(1,641)	(3,193)	(10,532)	(1,328)	(2,791)	(3,253)
	2,051	3,418	16,370	1,825	820	1,126
Total cash and cash equivalents	39,723	60,982	62,908	38,654	56,120	45,266
Cash and cash equivalents of continuing operations	39,723	58,645	48,420	38,654	56,120	45,266
Cash and cash equivalents in disposal group (note 13)	–	2,337	14,488	–	–	–
Total cash and cash equivalents	39,723	60,982	62,908	38,654	56,120	45,266

1	Mandatory reserve deposits are held with local central banks in accordance with statutory requirements; these deposits are not available to finance the Group’s day-to-day operations.

Included within cash and cash equivalents of the Group at 31  December  2017 was £2,322  million (1 January 2018:  £48  million; 31 December 2016: £14,477  million) held within the Group’s long-term insurance and investments business, within the disposal group (note 13), which was not immediately available for use in the business.

e Acquisition of group undertakings and businesses

	The Group			The Bank
	2018 £m	2017 £m	2016 £m	2018 £m	2017 £m	2016 £m
Net assets acquired:
Cash and cash equivalents	–	123	–	–	–	–
Loans and advances to customers	–	7,811	–	–	7,311	–
Available-for-sale financial assets	–	16	–	–	–	–
Intangible assets	21	702	–	–	–	–
Property, plant and equipment	–	6	–	–	1	–
Other assets	6	414	–	–	5	–
Customer deposits	–	–	–	–	(8,114)	–
Deposits from banks[1]	–	(6,431)	–	–	–	–
Net balances with group undertakings	–	–	–	–	1,305	–
Other liabilities	(1)	(927)	–	–	(103)	–
Goodwill arising on acquisition	–	302	–	–	–	–
Adjustment on vesting of businesses (note 24)	–	–	–	–	(278)	–
Investments in subsidiaries derecognised on vesting of businesses (note 24)	–	–	–	–	(127)	–
Cash consideration	26	2,016	–	–	–	–
Less: Cash and cash equivalents acquired	–	(123)	–	–	–	–
Net cash outflow arising from acquisitions	26	1,893	–	–	–	–
Investment in subsidiary acquired	–	–	–	98	2,026	–
Acquisition of and additional investment in joint ventures	–	20	20	–	–	–
Net cash outflow from acquisitions in the year	26	1,913	20	98	2,026	–

1	Upon acquisition in 2017, the funding of MBNA was assumed by the Bank.
F-127

NOTES TO THE FINANCIAL STATEMENTS

49    Cash flow statements (continued)

f Disposal of group undertakings and businesses

	The Group		The Bank
	2018 £m	2017 £m	2018 £m	2017 £m
Financial assets at fair value through profit or loss	125,379	2,117	–	–
Loans and advances to customers	3,495	344	–	–
Due from fellow group undertakings	14,436	176	–	–
Derivative financial instruments	3,027	–	–	–
Investment property	3,639	–	–	–
Goodwill	1,836	–	–	–
Value of in-force business	4,902	–	–	–
Available-for-sale financial assets	–	375	–	–
Property, plant and equipment	48	11	–	–
	156,762	3,023	–	–
Customer deposits	(15,236)	(22)	–	–
Due to fellow Lloyds Banking Group undertakings	(2,584)	(1,706)	–	–
Derivative financial instruments	(2,762)	–	–	–
Liabilities from insurance and investment contracts	(117,021)	–	–	–
Subordinated liabilities	(2,494)	–	–	–
Non-controlling interests	(305)	(387)	–	–
Other net assets (liabilities)	(8,759)	50	–	–
	(149,161)	(2,065)	–	–
Net assets (liabilities) disposed of	7,601	958	–	–
Investment in subsidiary disposed of	–	–	7,725	37
Disposal of investment in joint ventures	–	26	–	–
Profit (loss) on sale of businesses	1,010	–	(21)	555
Cash consideration received on losing control of group undertakings and businesses	8,611	984	7,704	592
Cash and cash equivalents disposed	(7)	–	–	–
Net cash inflow	8,604	984	7,704	592
F-128

NOTES TO THE FINANCIAL STATEMENTS

50    Adoption of IFRS 9 and IFRS 15

The following table summarises the adjustments arising on the adoption of IFRS 9 and IFRS 15 (see below) to the Group’s balance sheet as at 1 January 2018.

	As at 31 December 2017 £m	IFRS 9: Classification £m	IFRS 9: Measurement £m	IFRS 9: Impairment £m	IFRS 15 £m	Adjusted as at 1 January 2018 £m
Assets
Cash and balances at central banks	58,521	–	–	–	–	58,521
Items in course of collection from banks	755	–	–	–	–	755
Financial assets at fair value through profit or loss	45,608	3,568	(12)	–	–	49,164
Derivative financial instruments	24,152	(360)	–	–	–	23,792
Loans and advances to banks	4,274	(90)	–	(1)	–	4,183
Loans and advances to customers	465,555	(3,662)	84	(1,022)	–	460,955
Debt securities	3,637	(329)	–	–	–	3,308
Due from fellow Lloyds Banking Group undertakings	6,195	–	–	–	–	6,195
Financial assets at amortised cost	479,661	(4,081)	84	(1,023)	–	474,641
Financial assets at fair value through other comprehensive income		42,590	(55)	–	–	42,535
Available-for-sale financial assets	41,717	(41,717)	–	–	–
Goodwill	474	–	–	–	–	474
Other intangible assets	2,666	–	–	–	–	2,666
Property, plant and equipment	9,062	–	–	–	–	9,062
Current tax recoverable	16	–	–	–	–	16
Deferred tax assets	3,104	–	(1)	300	3	3,406
Retirement benefit assets	723	–	–	–	–	723
Assets of held-for-sale disposal group	154,227	–	(213)	(7)	–	154,007
Other assets	2,344	–	–	(3)	–	2,341
Total assets	823,030	–	(197)	(733)	3	822,103
Equity and liabilities
Liabilities
Deposits from banks	28,888	–	–	–	–	28,888
Customer deposits	418,124	–	–	–	–	418,124
Due to fellow Lloyds Banking Group undertakings	13,237	–	–	–	–	13,237
Items in course of transmission to banks	579	–	–	–	–	579
Financial liabilities at fair value through profit or loss	50,874	48	10	–	–	50,932
Derivative financial instruments	24,699	–	–	–	–	24,699
Notes in circulation	1,313	–	–	–	–	1,313
Debt securities in issue	61,865	(48)	–	–	–	61,817
Liabilities of held-for-sale disposal group	146,518	–	–	(3)	–	146,515
Other liabilities	4,540	–	–	–	14	4,554
Retirement benefit obligations	281	–	–	–	–	281
Current tax liabilities	827	–	–	–	–	827
Other provisions	5,309	–	–	243	–	5,552
Subordinated liabilities	14,782	–	–	–	–	14,782
Total liabilities	771,836	–	10	240	14	772,100
Equity
Shareholders’ equity	47,598	–	(207)	(973)	(11)	46,407
Other equity instruments	3,217	–	–	–	–	3,217
Non-controlling interests	379	–	–	–	–	379
Total equity	51,194	–	(207)	(973)	(11)	50,003
Total equity and liabilities	823,030	–	(197)	(733)	3	822,103
F-129

NOTES TO THE FINANCIAL STATEMENTS

50    Adoption of IFRS 9 and IFRS 15 (continued)

The following table summarises the adjustments arising on the adoption of IFRS 9 and IFRS 15 (see below) to the Bank’s balance sheet as at 1 January 2018.

	As at 31 December 2017 £m	IFRS 9: Classification and measurement[1] £m	IFRS 9: Impairment £m	IFRS 15 £m	Adjusted as at 1 January 2018 £m
Assets
Cash and balances at central banks	55,835	–	–	–	55,835
Items in course of collection from banks	490	–	–	–	490
Financial assets at fair value through profit or loss	43,977	(713)	–	–	43,264
Derivative financial instruments	26,764	–	–	–	26,764
Loans and advances to banks	3,611	(85)	(1)	–	3,525
Loans and advances to customers	170,804	(226)	(464)	–	170,114
Debt securities	3,182	–	–	–	3,182
Due from fellow Lloyds Banking Group undertakings	163,460	1,967	(49)	–	165,378
Financial assets at amortised cost	341,057	1,656	(514)	–	342,199
Financial assets at fair value through other comprehensive income		41,623	–	–	41,623
Available-for-sale financial assets	42,566	(42,566)	–	–
Other intangible assets	1,415	–	–	–	1,415
Property, plant and equipment	3,252	–	–	–	3,252
Deferred tax assets	1,995	–	151	–	2,146
Investment in subsidiary undertakings	32,878	–	–	–	32,878
Retirement benefit assets	673	–	–	–	673
Assets of held-for-sale disposal group	7,622	–	–	–	7,622
Other assets	1,117	–	(3)	–	1,114
Total assets	559,641	–	(366)	–	559,275
Equity and liabilities
Liabilities
Deposits from banks	7,538	–	–	–	7,538
Customer deposits	234,397	–	–	–	234,397
Due to fellow Lloyds Banking Group undertakings	112,769	–	–	–	112,769
Items in course of transmission to banks	304	–	–	–	304
Financial liabilities at fair value through profit or loss	51,045	–	–	–	51,045
Derivative financial instruments	28,267	–	–	–	28,267
Debt securities in issue	48,158	–	–	–	48,158
Other liabilities	4,204	–	–	–	4,204
Retirement benefit obligations	143	–	–	–	143
Current tax liabilities	105	–	–	–	105
Other provisions	2,593	–	106	–	2,699
Subordinated liabilities	9,341	–	–	–	9,341
Total liabilities	498,864	–	106	–	498,970
Equity
Shareholders’ equity	57,560	–	(472)	–	57,088
Other equity instruments	3,217	–	–	–	3,217
Total equity	60,777	–	(472)	–	60,305
Total equity and liabilities	559,641	–	(366)	–	559,275

1	There were no remeasurement adjustments on transition to IFRS 9.
F-130

NOTES TO THE FINANCIAL STATEMENTS

50    Adoption of IFRS 9 and IFRS 15 (continued)

IFRS 9 Financial Instruments

Impairment

The Group adopted IFRS 9 from 1 January 2018. In accordance with the transition requirements of IFRS 9, comparative information for 2017 has not been restated and transitional adjustments have been accounted for through retained earnings as at 1 January 2018, the date of initial application; and as a result shareholders’ equity reduced by £1,180 million, driven by the effects of additional impairment provisions following the implementation of the expected credit loss methodology and measurement adjustments following the reclassification of certain financial assets to be measured at fair value rather than amortised cost. It is not practicable to quantify the impact of adoption of IFRS 9 on the results for the current period.

The following table summarises the impact of the transitional adjustment on the Group’s loss allowances at 1 January 2018:

The Group	IAS 39 allowance at 31 December 2017 £m	Transitional adjustment to loss allowance £m	IFRS 9 loss allowance at 1 January 2018 £m
Loans and advances to banks	–	1	1
Loans and advances to customers	2,195	1,022	3,217
Debt securities	3	–	3
Other	–	3	3
	2,198	1,026	3,224
Provisions for undrawn commitments and financial guarantees	30	243	273
Assets of held-for-sale disposal group	–	7	7
Total loss allowance	2,228	1,276	3,504

There were no impacts on the Group’s loss allowances as a result of changes in the measurement category of financial assets at 1 January 2018.

The following table summarises the impact of the transitional adjustment on the Bank’s loss allowances at 1 January 2018:

The Bank	IAS 39 allowance at 31 December 2017 £m	Transitional adjustment to loss allowance £m	IFRS 9 loss allowance at 1 January 2018 £m
Loans and advances to banks	–	1	1
Loans and advances to customers	1,111	464	1,575
Other	–	3	3
Due from fellow Lloyds Banking Group undertakings	–	49	49
	1,111	517	1,628
Provisions for undrawn commitments and financial guarantees	18	106	124
Total loss allowance	1,129	623	1,752

There were no impacts on the Group’s loss allowances as a result of changes in the measurement category of financial assets at 1 January 2018.

The key drivers for the provision movements from IAS 39 to IFRS 9 for the Group are as follows:

–	Latent risk: under IAS 39 provisions were held against losses that had been incurred at the balance sheet date but had either not been specifically identified or not been adequately captured in the provisioning models. Under IFRS 9 assets which had not defaulted are allocated to Stages 1 and 2 and an appropriate expected credit loss allowance made.
–	12-month expected loss: IFRS 9 requires that for financial assets where there has been no significant increase in credit risk since origination (Stage 1) a loss allowance equivalent to 12-month expected credit losses should be held. Under IAS 39 these balances would not be specifically provided against although a provision for latent risk would be held.
–	Lifetime expected credit loss: financial assets that have experienced a significant increase in credit risk since initial recognition (Stage 2) and credit impaired assets (Stage 3) are required to carry a lifetime expected credit loss allowance. Under IAS 39, Stage 2 assets were treated as performing and consequently no specific impairment provision was held, although a proportion of the provision held against latent risks was held against these assets. Assets treated as impaired under IAS 39 carried a provision reducing the carrying value to the estimated recoverable amount.
–	Undrawn commitments: IFRS 9 requires a loss allowance to be held against undrawn lending commitments. Previously, an impairment provision would only have been held in the event that the commitment was irrevocable and a loss event had occurred.
–	Multiple economic scenarios: IFRS 9 requires that the expected credit loss allowance should reflect an unbiased range of possible future economic outcomes. This was not required under IAS 39.

Reclassifications

On transition to IFRS 9, the Group assessed its business models in order to determine the appropriate classification. The Retail and Commercial Banking loan books are generally held to collect contractual cash flows until the lending matures and met the criteria to remain at amortised cost. Certain portfolios which are subject to higher levels of sales were reclassified as fair value through other comprehensive income. Within the Group’s insurance business, assets are managed on a fair value basis and so continued to be accounted for at fair value through profit or loss.

At 1 January 2018, the Group was required to reclassify certain assets from fair value through profit or loss to fair value through other comprehensive income; these assets were sold during the course of the year. If these assets had not been reclassified, the Group would have recognised a loss of £0.2 million in the period before being sold. The effective interest rate applied to these assets on 1 January 2018 was 1.97 per cent, and the interest revenue recognised prior to the sale was £20 million.

F-131

NOTES TO THE FINANCIAL STATEMENTS

50    Adoption of IFRS 9 and IFRS 15 (continued)

Remeasurements

There has been a pre-tax charge of £229 million (£207 million net of tax) arising from the reclassification of financial assets and liabilities to fair value through profit or loss and fair value through other comprehensive income and consequent remeasurement to fair value.

IFRS 15 Revenue from Contracts with Customers

The Group has adopted IFRS 15 from 1 January 2018 and in nearly all cases the Group’s existing accounting policy was consistent with the requirements of IFRS 15; however, certain income streams within the Group’s car leasing business are now deferred, resulting in an additional £14 million being recognised as deferred income at 1 January 2018 with a corresponding debit of £11 million, net of tax, to shareholders’ equity. As permitted by the transition options under IFRS 15, comparative figures for the prior year have not been restated. The impact of adoption of IFRS 15 on the current period is not material.

There has been no impact on the Bank.

51   Events since the balance sheet date

As the industry deadline of the end of August 2019 approaches, the Group is experiencing a higher volume of complaints received in relation to the sale of payment protection insurance, driven by increased claims management company activity. In light of the potentially higher total value of complaints and associated administration costs, the Group has reassessed its provisioning in relation to the sale of payment protection insurance, leading to an additional charge of £649 million, bringing the total charge for the year ended 31 December 2018 to £1,395 million.

52   Future accounting developments

The following pronouncements are not applicable for the year ending 31 December 2018 and have not been applied in preparing these financial statements. Save as disclosed below, the impact of these accounting changes is still being assessed by the Group and reliable estimates cannot be made at this stage.

IFRS 16 Leases

IFRS 16 replaces IAS 17 ‘Leases’ and is effective for annual periods beginning on or after 1 January 2019.

The Group’s accounting as a lessor will remain aligned to the current approach under IAS 17; however for lessee accounting there will no longer be a distinction between finance and operating leases. The transition approach adopted by the Group will result in the recognition of right of use assets and lease liabilities of approximately £1.7  billion in respect of leased properties previously accounted for as operating leases; there will be no impact on shareholders’ equity. As permitted by the transition options under IFRS 16, comparative figures for the prior year will not be restated. Going forward, the Group will recognise a finance charge on the lease liability and a depreciation charge on the right-of-use asset, whereas previously the Group included lease rentals within operating expenses. The Group intends to take advantage of a number of exemptions within IFRS 16, including the election not to recognise a lease liability and a right-of-use asset for leases for which the underlying asset is of low value.

Minor amendments to other accounting standards

The IASB has issued a number of minor amendments to IFRSs effective 1 January 2019 and 1 January 2020 (including IAS 19 Employee Benefits, IAS 12 Income Taxes and IFRIC 23 Uncertainty over Income Tax Treatments). The Group will adopt the changes to IAS 12 Income Taxes with effect from 1 January 2019, resulting in the presentation of the tax benefit of distributions on other equity instruments in the Group’s income statement; these impacts are currently recognised directly in equity. Comparative information will be restated. For the comparative year ended 31 December 2018, this will result in the reclassification of a tax credit of £74  million. These changes will have no impact on the Group’s reported balance sheet or profit before tax. The amendments to other accounting standards are not expected to have a significant impact on the Group.

F-132

GLOSSARY

Term used	US equivalent or brief description.
Accounts	Financial statements.
Associates	Long-term equity investments accounted for by the equity method.
Attributable profit	Net income.
Balance sheet	Statement of financial position.
Broking	Brokerage.
Building society	A building society is a mutual institution set up to lend money to its members for house purchases.
Buy-to-let mortgages	Buy-to-let mortgages are those mortgages offered to customers purchasing residential property as a rental investment.
Called-up share capital	Ordinary shares, issued and fully paid.
Contract hire	Leasing.
Creditors	Payables.
Debtors	Receivables.
Deferred tax	Deferred income tax.
Depreciation	Amortisation.
Finance lease	Capital lease.
Freehold	Ownership with absolute rights in perpetuity.
Leasehold	Land or property which is rented from the owner for a specified term under a lease. At the expiry of the term the land or property reverts back to the owner.
Lien	Under UK law, a right to retain possession pending payment.
Loan capital	Long-term debt.
Members	Shareholders.
Memorandum and articles of association	Articles and bylaws.
National Insurance	A form of taxation payable in the UK by employees, employers and the self-employed. It is part of the UK’s national social security system and ultimately controlled by HM Revenue & Customs.
Nominal value	Par value.
Ordinary shares	Common stock.
Overdraft	A line of credit, contractually repayable on demand unless a fixed-term has been agreed, established through a customer’s current account.
Preference shares	Preferred stock.
Premises	Real estate.
Profit attributable to equity shareholders	Net income.
Provisions	Reserves.
Retained profits	Retained earnings.
Share capital	Capital stock.
Shareholders’ equity	Stockholders’ equity.
Share premium account	Additional paid-in capital.
Shares in issue	Shares outstanding.
Specialist mortgages	Specialist mortgages include those mortgage loans provided to customers who have self-certified their income. New mortgage lending of this type has not been offered by the Group since early 2009.
Tangible fixed assets	Property and equipment.
Undistributable reserves	Restricted surplus.
Write-offs	Charge-offs.
112

EXHIBIT INDEX

1.	Articles of association of Lloyds Bank plc

2.	Neither Lloyds Bank plc nor any subsidiary is party to any single long-term debt instrument pursuant to which a total amount of securities exceeding 10 per cent of the Group’s total assets (on a consolidated basis) is authorised to be issued. Lloyds Bank plc hereby agrees to furnish to the Securities and Exchange Commission (the Commission), upon its request, a copy of any instrument defining the rights of holders of its long-term debt or the rights of holders of the long-term debt issued by it or any subsidiary for which consolidated or unconsolidated financial statements are required to be filed with the Commission.

4.	(b)	(i)	Service agreement dated 3 November 2010 between Lloyds Bank plc and António Horta-Osório

		(ii)	Letter of amendment dated 19 February 2019 to the service agreement dated 3 November 2010 between Lloyds Bank plc and António Horta-Osório

		(iii)	Letter of appointment dated 17 November 2010 between Lloyds Banking Group plc and Anita Frew

		(iv)	Letter of appointment dated 31 January 2012 between Lloyds Banking Group plc and Sara Weller

		(v)	Service agreement dated 1 March 2012 between Lloyds Bank plc and George Culmer

		(vi)	Service agreement dated 30 November 2010 between Lloyds Bank plc and Juan Colombás

		(vii)	Letter of appointment dated 31 March 2014 between Lloyds Banking Group plc and Lord Blackwell

		(viii)	Letter of appointment dated 1 April 2014 between Lloyds Banking Group plc and Nick Prettejohn

		(ix)	Letter of appointment dated 1 May 2014 between Lloyds Banking Group plc and Simon Henry

		(x)	Letter of appointment dated 26 June 2014 between Lloyds Banking Group plc and Alan Dickinson

		(xi)	Letter of appointment dated 26 November 2015 between Lloyds Banking Group plc and Deborah McWhinney

		(xii)	Letter of appointment dated 26 November 2015 between Lloyds Banking Group plc and Stuart Sinclair

		(xiii)	Letter of appointment dated 2 March 2017 between Lloyds Banking Group plc and Lord Lupton

		(xiv)	Supplementary letter dated 5 December 2017 to the letter of appointment dated 2 March 2017 between Lloyds Banking Group plc and Lord Lupton

		(xv)	Letter of appointment dated 17 April 2018 between Lloyds Banking Group plc and Amanda Mackenzie

		(xvi)	Supplementary letter dated 3 September 2018 to the letter of appointment dated 17 April 2018 between Lloyds Banking Group plc and Amanda Mackenzie

		(xvii)	Letter of appointment dated 19 March 2018 between Lloyds Banking Group plc and Brendan Gilligan

		(xviii)	Letter of appointment dated 19 March 2018 between Lloyds Banking Group plc and Nigel Hinshelwood

		(xix)	Letter of appointment dated 26 April 2018 between Lloyds Banking Group plc and Sarah Bentley

12.1	Certification of António Horta-Osório filed pursuant to 17 CFR 240.13a-14(a) and 15 U.S.C. 7241

12.2	Certification of George Culmer filed pursuant to 17 CFR 240.13a-14(a) and 15 U.S.C. 7241

13.1	Certification of António Horta-Osório and George Culmer furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350

The exhibits shown above are listed according to the number assigned to them by the Form 20–F.
113

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

LLOYDS BANK plc
By:	/s/ G Culmer

Name:	George Culmer
Title:	Chief Financial Officer

Dated:	31 July 2019
114