Form 20-F
period 2019-12-31
Lloyds Bank plc
filed 2020-03-24
CIK 1167831

As filed with the Securities and Exchange Commission on 23 March 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2019
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
25 Gresham Street
London EC2V 7HN
United Kingdom

(Name, telephone, e-mail and/or facsimile number and address of Company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
$1,250,000,000 3.5% Senior Notes due 2025	LYG25	The New York Stock Exchange
$1,500,000,000 2.25% Senior Notes due 2022	LYG22	The New York Stock Exchange
$1,250,000,000 3.3% Senior Notes due 2021	LYG21A	The New York Stock Exchange
$2,500,000,000 6.375% Senior Notes due 2021	LYG21	The New York Stock Exchange
$1,000,000,000 Floating Rate Senior Notes due 2021	LYG21B	The New York Stock Exchange
$1,000,000,000 2.7% Senior Notes due 2020	LYG20A	The New York Stock Exchange
$1,000,000,000 2.4% Senior Notes due 2020	LYG20	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

The number of outstanding shares of each of Lloyds Bank plc’s classes of capital or common stock as of 31 December 2019 was:

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

FORM 20-F CROSS REFERENCE SHEET

Form 20-F item number			Page and caption references in this document*
1		Identity of Directors, Senior Management and Advisers	Not applicable
2		Offer Statistics and Expected Timetable	Not applicable
3		Key Information
	A.	Selected financial data	Omitted
	B.	Capitalization and indebtedness	Not applicable
	C.	Reason for the offer and use of proceeds	Not applicable
	D.	Risk factors	98-108
4		Information on the Company
	A.	History and development of the company	Omitted
	B.	Business overview	2-10, 88-90, F-24-F-27
	C.	Organizational structure	110
	D.	Property, plant and equipment	8, F-60-F-61
4A		Unresolved staff comments	Not applicable
5		Operating and Financial Review and Prospects
	A.	Operating results	13-18
	B.	Liquidity and capital resources	Omitted
	C.	Research and development, patents and licenses, etc.	Not applicable
	D.	Trend information	Omitted
	E.	Off-balance sheet arrangements	Omitted
	F.	Tabular disclosure of contractual obligations	Omitted
	G.	Safe harbor	109
6		Directors, Senior Management and Employees
	A.	Directors and senior management	Omitted
	B.	Compensation	Omitted
	C.	Board practices	81-86
	D.	Employees	Omitted
	E.	Share ownership	Omitted
7		Major Shareholders and Related Party Transactions
	A.	Major shareholders	Omitted
	B.	Related party transactions	Omitted
	C.	Interests of experts and counsel	Not applicable
8		Financial Information
	A.	Consolidated statements and other financial information	F-1-F-166
	B.	Significant changes	Not applicable
9		The Offer and Listing
	A.	Offer and listing details	91
	B.	Plan of distribution	Not applicable
	C.	Markets	91
	D.	Selling shareholders	Not applicable
	E.	Dilution	Not applicable
	F.	Expenses of the issue	Not applicable
10		Additional Information
	A.	Share capital	Not applicable
	B.	Memorandum and Articles of Association	92-96
	C.	Material contracts	Not applicable
	D.	Exchange controls	97
	E.	Taxation	97
	F.	Dividends and paying assets	Not applicable
	G.	Statement by experts	Not applicable
	H.	Documents on display	97
	I.	Subsidiary information	110
11		Quantitative and Qualitative Disclosure about Market Risk	19-80

FORM 20-F CROSS REFERENCE SHEET

12		Description of Securities Other than Equity Securities
	A.	Debt Securities	Not applicable
	B.	Warrants and Rights	Not applicable
	C.	Other Securities	Not applicable
	D.	American Depositary Shares	Not applicable
13		Defaults, Dividends Arrearages and Delinquencies	Not applicable
14		Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable
15		Controls and Procedures
	A.	Disclosure controls and procedures	87
	B.	Management’s annual report on internal control over financial reporting	87
	C.	Attestation report of the registered public accounting firm	Not applicable
	D.	Changes in internal control over financial reporting	87
16A		Audit Committee Financial Expert	Omitted
16B		Code of Ethics	Omitted
16C		Principal Accountant Fees and Services	86, F-31
16D		Exemptions from the Listing Standards for Audit Committees	Not applicable
16E		Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Not applicable
16F		Change in Registrant’s Certifying Accountant	Not applicable
16G		Corporate Governance	81
17		Financial Statements	See Item 8
18		Financial Statements	See Item 8
19		Exhibits	Exhibit Index

*	Certain items are indicated as omitted as Lloyds Bank plc is a wholly owned subsidiary of Lloyds Banking Group plc, which is a reporting company under the Securities Exchange Act of 1934, and meets the conditions set forth in General Instruction I(1)(a) and (b) of Form 10-K, as applied to annual reports on Form 20-F, and is therefore filing this Form 20-F with a reduced disclosure format.

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

Lloyds Bank Group publishes its consolidated financial statements expressed in British pounds (‘pounds sterling’, ‘sterling’ or ‘£’), the lawful currency of the UK. In this annual report, references to ‘pence’ and ‘p’ are to one-hundredth of one pound sterling; references to ‘US dollars’, ‘US$’ or ‘$’ are to the lawful currency of the United States (the US); references to ‘cent’ or ‘c’ are to one-hundredth of one US dollar; references to ‘euro’ or ‘€’ are to the lawful currency of the member states of the European Union (EU) that have adopted a single currency in accordance with the Treaty establishing the European Communities, as amended by the Treaty of European Union; references to ‘euro cent’ are to one-hundredth of one euro; and references to ‘Japanese yen’, ‘Japanese ¥’ or ‘¥’ are to the lawful currency of Japan. Solely for the convenience of the reader, this annual report contains translations of certain pounds sterling amounts into US dollars at specified rates. These translations should not be construed as representations by Lloyds Bank Group that the pounds sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or at any other rate. Unless otherwise stated, the translations of pounds sterling into US dollars have been made at the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the Noon Buying Rate) in effect on 31 December 2019. The Noon Buying Rate on 31 December 2019 differs from certain of the actual rates used in the preparation of the consolidated financial statements, which are expressed in pounds sterling, and therefore US dollar amounts appearing in this annual report may differ significantly from actual US dollar amounts which were translated into pounds sterling in the preparation of the consolidated financial statements in accordance with IFRS.

The information included in the consolidated financial statements presented in this Form 20-F for both the current and comparative years differs from the information provided in Lloyds Bank Group’s UK results for the year ended 31 December 2019. As reported in the Bank’s 2018 Form 20-F, an adjusting post balance sheet event that occurred between the signing of the Bank’s 2018 UK Annual Report and Accounts and its 2018 Form 20-F resulted in the charge recognised in respect of PPI complaints in the 2018 Form 20-F being £649 million greater than that recorded in the 2018 UK Annual Report and Accounts. Consequently, the charge recognised by the Lloyds Bank Group in its UK basis results for 2019 is £649 million greater than on a US basis. The Lloyds Bank Group has reported the same net assets on a US basis and on a UK basis since 30 June 2019.

BUSINESS OVERVIEW

The Lloyds Bank Group is a leading provider of financial services to individual and business customers in the UK. At 31 December 2019, Lloyds Bank Group had 63,069 employees (on a full-time equivalent basis) and its total assets were £581,368 million. The Lloyds Bank Group reported a profit before tax for the 12 months to 31 December 2019 of £4,123 million, and its capital ratios at that date were 22.1 per cent for total capital, 18.3 per cent for tier 1 capital and 14.3 per cent for common equity tier 1 capital.

As a result of the requirements of the ring-fencing regulations, the Bank sold its subsidiary, Scottish Widows Group Limited, to its ultimate holding company during 2018. Due to the significance of the Scottish Widows entities they were classified as discontinued operations for the purposes of the Bank’s consolidated financial reporting. In addition, during 2018 the Bank and its subsidiary, Bank of Scotland plc, sold the elements of their overseas and commercial banking businesses required to be transferred in order to ensure compliance with the ring-fencing legislation to Lloyds Bank Corporate Markets plc and LBG Equity Investments Limited, fellow Lloyds Banking Group undertakings.

Set out below is the Lloyds Bank Group’s summarised income statement for its continuing operations for each of the last two years:

	2019 £m	2018 £m
Net interest income	12,220	12,754
Other income	4,388	4,220
Total income	16,608	16,974
Operating expenses	(11,123)	(11,768)
Trading surplus	5,485	5,206
Impairment	(1,362)	(926)
Profit before tax – continuing operations	4,123	4,280

The Lloyds Bank Group’s main business activities are retail and commercial banking and it operates primarily in the UK. Services are offered through a number of well recognised brands including Lloyds Bank, Halifax and Bank of Scotland, and through a range of distribution channels including the largest branch network and digital bank in the UK.

At 31 December 2019, the Lloyds Bank Group’s two primary operating divisions, which are also reporting segments, were: Retail and Commercial Banking. Retail provides current accounts, savings, mortgages, credit cards, motor finance and unsecured loans to personal and business banking customers. Commercial Banking provides lending, transactional banking, working capital management, risk management and debt capital markets services to commercial customers.

Profit before tax is analysed on pages 13 and 14 and the table below shows the results of the Lloyds Bank Group’s segments in the last two fiscal years.

	2019 £m	2018[1] £m
Retail	1,830	2,359
Commercial Banking	1,429	2,181
Other	864	(260)
Profit before tax – continuing operations	4,123	4,280

1	Segmental analysis restated, as explained on page F-24.

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

STRATEGIC PRIORITIES

The Lloyds Bank Group has the same four strategic priorities as its parent, Lloyds Banking Group plc, focused on the financial needs and behaviours of the customer of the future: further enhancing the customer experience; further digitising the Group; maximising capabilities; and transforming ways of working. The Lloyds Bank Group will invest in these strategic initiatives through the plan period (2018 to 2020) and this will drive transformation into a digitised, simple, low risk, customer-focused UK financial services provider.

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

Digitising the Group

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

Maximising the Group’s capabilities

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

BUSINESS AND ACTIVITIES OF THE LLOYDS BANK GROUP

The Lloyds Bank Group’s activities are organised into two financial reporting segments: Retail and Commercial Banking. During 2019, the Lloyds Bank Group transferred Cardnet, its card payment acceptance service, from Retail into Commercial Banking; comparative figures have been restated accordingly.

Further information on the Lloyds Bank Group’s segments is set out in note 4 to the financial statements.

MATERIAL CONTRACTS

The Bank and its subsidiaries are party to various contracts in the ordinary course of business.

ENVIRONMENTAL MATTERS

Lloyds Banking Group sets the environmental goals and measures the environmental achievements of the Group as a whole. Accordingly, the disclosures below are for Lloyds Banking Group plc and all of its subsidiaries.

HELPING THE TRANSITION TO A SUSTAINABLE LOW CARBON ECONOMY

The UK is committed to the vision of a sustainable, low carbon future. The Lloyds Banking Group’s unique position within the UK economy means that the successful transition to a more sustainable, low carbon economy is of strategic importance.

The Lloyds Banking Group supports the aims of the 2015 Paris Agreement and the UK Government’s Clean Growth Strategy, which will require a radical reinvention of ways of working, living and doing business including new Government policies and sustainable finance solutions. In 2018 the Lloyds Banking Group set out its Sustainability Strategy and when reporting on its progress, the Lloyds Banking Group supports the Taskforce on Climate-Related Financial Disclosure (TCFD) framework, and currently plans to achieve full disclosure by 2022 in line with the TCFD recommendations and the UK Government’s Green Finance Strategy.

BUSINESS

LLOYDS BANKING GROUP STRATEGY

The Lloyds Banking Group’s goal and approach

As a signal of the Lloyds Banking Group’s commitment the Lloyds Banking Group has set an ambitious goal, working with customers, Government and the market to help reduce the emissions it finances by more than 50 per cent by 2030, supporting the UK’s ambition to be net zero by 2050 and the 2015 Paris Agreement. During the course of 2020, the Lloyds Banking Group intends to conduct a review of its portfolio to establish its current financed emissions and set appropriate metrics and targets for material sectors.

In order to meet its goal, the Lloyds Banking Group will:

–	Identify new opportunities to support customers and clients and finance the UK transition to a low carbon economy

–	Identify and manage material sustainability and climate related risks across the Lloyds Banking Group, disclosing these, their impacts on the Lloyds Banking Group and its financial planning processes, in line with the TCFD framework

–	Use the Lloyds Banking Group’s scale and reach to help drive progress towards a sustainable and resilient UK economy through engagement with customers, communities, industry, Government, shareholders and suppliers

–	Embed sustainability into the way the Lloyds Banking Group does business and manages its own operations in a more sustainable way

The Lloyds Banking Group’s ambition

The Lloyds Banking Group has set itself seven leadership ambitions to support the UK’s transition to a sustainable future:

Business: become a leading UK commercial bank for sustainable growth, supporting clients to transition to sustainable business models and operations, and to pursue new clean growth opportunities

Homes: be a leading UK provider of customer support on energy efficient, sustainable homes

Vehicles: be a leading UK provider of low emission/green vehicle fleets

Pensions and investments: be a leading UK pension provider that offers customers and colleagues sustainable investment choices, and challenge the companies the Group invests in to behave more sustainably and responsibly

Insurance: be a leading UK insurer in improving the resilience of customers’ lives against extreme weather caused by climate change

Green bonds: be a leading UK bank in the green/sustainable bonds market

The Lloyds Banking Group’s own footprint: be a leading UK bank in reducing the Lloyds Banking Group’s own carbon footprint and challenging suppliers to ensure the Lloyds Banking Group’s own consumption of resources, goods and services is sustainable

METRICS AND TARGETS

In 2018, the Lloyds Banking Group committed to develop a reporting framework to track performance against our sustainability strategy. This includes measures for: the Lloyds Banking Group’s own energy use, emissions, water and waste; Lloyds Banking Group and portfolio metrics that drive emission reductions related to financing activity; the amount of green finance provided; and metrics that track climate change risk (including exposure to high carbon sectors and sectors at high risk from climate change).

The complexity of accessing robust data has prevented the Lloyds Banking Group from setting a full suite of targets in 2019. The Lloyds Banking Group intends, however, to set appropriate targets during 2020 for material sectors. The Lloyds Banking Group’s new goal to help reduce the emissions it finances by more than 50 per cent by 2030 will frame the level of ambition across the Lloyds Banking Group’s targets and metrics.

Extending the Lloyds Banking Group’s own carbon footprint measurement

The Lloyds Banking Group met its 2030 carbon reduction target in 2019, having reduced emissions by 63 per cent since 2009. The Lloyds Banking Group also expanded its Scope 3 emissions measurement to include additional categories of emissions from business travel and colleague commuting. The Lloyds Banking Group continues to pursue our targets to reduce emissions by 80 per cent by 2050, operational waste by 80 per cent by 2025 (compared to 2014/15) and water consumption by 40 per cent by 2030 (compared to 2009). The Lloyds Banking Group will be developing new carbon, energy and travel targets in 2020.

Green finance

The Lloyds Banking Group has provided more than £4.9 billion in green finance since 2016 through its Clean Growth Finance Initiative, Commercial Real Estate Green Loans Initiative, Renewable Energy Financing, and green bonds facilitation. While green loan standards are evolving, the Lloyds Banking Group has teamed up with leading sustainability consultants when developing green finance products to determine a list of qualifying green criteria. These green finance products support a range of eligible activity including; reducing emissions, improving energy efficiency, reducing waste, improving water efficiency, and funding low carbon transport and renewable energy.

Climate risk sectors

In line with TCFD recommendations, the Lloyds Banking Group has identified its loans and advances to customers in high carbon sectors and a selection of other sectors that will be exposed to transition risk. This is the Lloyds Banking Group’s initial view and will be reviewed as its transition risk insight develops. The Lloyds Banking Group continues to work with customers to support transition, taking into account both risks and opportunities.

The Lloyds Banking Group’s exposure to high carbon sectors is low (less than 0.5 per cent of total loans and advances to customers). In addition, data for these loans and advances is presented at an overall sector level and not all customers in these sectors will have high emissions or be exposed to significant transition risks. For example:

–	Utilities includes financing to entities that have both renewable energy and non-renewable energy generation. The Lloyds Banking Group has provided finance for more than 40 renewable energy projects, including supporting projects such as the Neart na Gaoithe offshore wind farm;

–	Real estate and mortgages will include loans and advances supported by assets which have a full range of Energy Performance Certificate (EPC) ratings including energy efficient properties;
4

BUSINESS

–	UK motor finance includes loans and advances for low emission vehicles.

Risk management

Climate risk is a key emerging risk for the Lloyds Banking Group. The Lloyds Banking Group’s approach to identifying and managing climate risk is founded on embedding it into its existing risk management framework, and integrating it through policies, authorities and risk control mechanisms. During 2019, the Lloyds Banking Group updated its TCFD implementation plan to incorporate Prudential Regulatory Authority (PRA) supervisory expectations and refined deliverables, with further resource invested in the programme.

In 2019, the Lloyds Banking Group included commentary on climate change risk within its Internal Capital Adequacy Assessment Process (ICAAP) submission, and in 2020 the Lloyds Banking Group is building on this through its analysis of initial scenarios to assess the impact on capital requirements. The Lloyds Banking Group is also engaged in the industry response to the Bank of England Discussion Paper to identify the best approach to explore the financial risks posed by climate change within its 2021 Biennial Exploratory Scenario (BES).

The Lloyds Banking Group has updated its external sector statements to include positions on six new sectors including manufacturing, automotive, agriculture, animal welfare, fisheries and UNESCO World Heritage Sites. This is in addition to the existing statements on power, coal, mining, oil and gas, forestry and defence. www.lloydsbanking Lloyds Banking Group.com/Our- Lloyds Banking Group/responsible-business/reporting-centre/. The Lloyds Banking Group’s statement on coal has been updated and made more ambitious. The Lloyds Banking Group continues with its policy of not financing new coal fired power stations. The Lloyds Banking Group has now tightened its requirements for providing general banking or funding, and now requires new clients to have less than 30 per cent of their revenue from the operation of coal fired power stations and/or coal mines (previously less than 50 per cent).

In addition, existing customers whose overall operations include coal mining and coal power generation or who supply equipment or services to the sector will be expected to explain how they plan to reduce their reliance on revenue from coal fired power stations and/or coal mines. This includes reducing such revenue to less than 30 per cent by 2025 and, where relevant, to eliminate UK coal power generation in line with UK Government commitments.

Sustainability is now a mandatory part of credit applications in Commercial Banking for facilities greater than £500,000, and we continue to develop sector specific guidance to help relationship managers identify climate risks. The Lloyds Banking Group will review climate risk as part of the 2020 annual refresh of the Lloyds Banking Group’s Risk Appetite.

In line with TCFD, the Lloyds Banking Group is also developing forward-looking scenario analysis, incorporating physical and transition risks, to help identify risks and opportunities over the short, medium and long-term. For example, Commercial Banking are conducting analysis on the real estate sector for business as usual and low carbon transition scenarios and the Insurance business has conducted an initial climate stress test. The Lloyds Banking Group is working with external consultants to enhance scenario analysis across divisions and will use the outputs to support scenario analysis assessments and inform credit risk appetite decisions and future disclosures.

Governance

Given the strategic importance of the Lloyds Banking Group’s sustainability ambitions, the Lloyds Banking Group’s governance structure provides clear oversight and ownership of the sustainability strategy. This includes:

–	The Responsible Business Committee (RBC), a sub-committee of the Board, chaired by Sara Weller, Group Non-Executive Director and which includes the Chairman, Lord Blackwell as a member

–	The Group Executive Sustainability Committee (GESC) which provides oversight and recommends decisions to the Group Executive Committee (GEC)

–	The TCFD working group, co-chaired by senior executives in risk and sustainability, coordinates the implementation of the TCFD recommendations and supports adherence to key regulatory requirements on climate risk

–	The Group Chief Risk Officer (CRO) has assumed responsibility for identifying and managing the risks arising from climate change, alongside the CROs for key legal entities

Our Group sustainability team is supported by divisional sustainability governance forums led by Divisional Managing Directors, ensuring a coordinated approach to oversight, delivery and reporting of the Lloyds Banking Group’s sustainability strategy.

BUSINESS

How we are delivering against our ambitions

In 2019, the Lloyds Banking Group has focused on developing new products, services and processes to achieve its ambitions, and progress has been recognised.

–	Lloyds Banking Group achieved the Leadership level in the 2019 Carbon Disclosure Project (CDP) Climate Change survey, scoring an A minus; the highest placed financial services firm on the Fortune Sustainability All Stars list; and won the Real Estate Capital Sustainable Finance Provider of the Year

–	One in 14 electric cars in the UK was supplied by Group subsidiary Lex Autolease in 2019, supported by a £1 million cashback offer on pure electric vehicle (EV) orders, reducing future carbon dioxide emissions by an estimated 28 kilotonnes

–	The Lloyds Banking Group continues to partner with the Cambridge Institute for Sustainability Leadership to provide high quality training to executives and colleagues in risk management, product development and client facing roles. In 2019, over 800 colleagues were trained, ensuring they are able to support clients on this journey

–	Since 2018 the Lloyds Banking Group has supported renewable energy projects that power the equivalent of 5.1 million homes, achieving the Lloyds Banking Group’s Helping Britain Prosper Plan 2020 target a year early

Evolving our disclosure

In 2020, the Lloyds Banking Group will continue to review and enhance its methodologies and framework for reporting Environmental, Social and Governance risks. This review will take into account a range of industry guidelines including TCFD, Principles for Responsible Banking, Sustainability Accounting Standards Board (SASB), the evolving World Economic Forum (WEF) ESG standards, and regulatory reporting requirements with a view to further enhancing our disclosures and responding to the evolving needs of both our shareholders and other stakeholders.

Initiatives and collaboration

Climate change is a global challenge that requires collaboration across companies and industries to ensure the risks and opportunities can be adequately identified and managed. To support this, the Group participates in several industry initiatives and has signed up to key principles that drive action on climate change and sustainability, including:

United Nations Environment Programme
Finance Initiative (UNEP FI)

The Lloyds Banking Group became a member of UNEP FI in 2019 and joined its Phase 2 Banking TCFD Pilot.

The Lloyds Banking Group also became a signatory to the Principles for Responsible Banking and Principles for Sustainable Insurance.

Coalition for Climate Resilient Investment

In September 2019, the Lloyds Banking Group joined the newly formed coalition that aims to transform infrastructure investment by integrating climate risks into decision making.

University of Cambridge Banking Environment Initiative (BEI) – Bank 2030

The Lloyds Banking Group has been working with 12 leading banks to develop a roadmap for how the industry can direct capital towards environmentally and socially sustainable economic development.

The Climate Group

In 2019, the Lloyds Banking Group was one of only a handful of businesses globally to sign up to all three of The Climate Group’s campaigns:

–	RE100 – a commitment to source 100 per cent of the Lloyds Banking Group’s electricity from renewable sources by 2030 (achieved in 2019)

–	EP100 – a commitment to set ambitious energy productivity targets by 2030

–	EV100 – a commitment to accelerate the transition to Electric Vehicles by 2030

Climate Financial Risk Forum

In 2019, the Lloyds Banking Group joined the PRA and FCA’s joint Climate Financial Risk Forum, participating in the Risk Management Working Group that aims to deliver a UK best practice handbook on implementation of the TCFD recommendations.

Greenhouse gas emissions

The Lloyds Banking Group has voluntarily reported greenhouse gas emissions and environmental performance since 2009, and since 2013 this has been reported in line with the requirements of the Companies Act 2006. Our total emissions, in tonnes of CO2 equivalent, are reported in the table below. Deloitte LLP has provided limited level ISAE 3000 (Revised) and ISAE 3410 assurance over selected non-financial indicators as noted by . Their full, independent assurance statement is available online at www.lloydsbankinggroup.com/our-group/responsible-business

Methodology

The Lloyds Banking Group follows the principles of the Greenhouse Gas (GHG) Protocol Corporate Accounting and Reporting Standard to calculate our Scope 1, 2 and 3 emissions from our worldwide operations. The reporting period is 1 October 2018 to 30 September 2019, which is different to that of the Directors’ report (January 2019 – December 2019). This is in line with Regulations in that the majority of the emissions reporting year falls within the period of the Directors’ Report. Emissions are reported based on an operational boundary. The scope of reporting is in line with the GHG Protocol and covers Scope 1, Scope 2 and Scope 3 emissions. Reported Scope 1 emissions cover emissions generated from gas and oil used in buildings, emissions from UK company-owned vehicles used for business travel and emissions from the use of air conditioning and chiller/refrigerant plant. Reported Scope 2 emissions cover emissions generated from the use and purchase of electricity for own use, calculated using both the location and market based methodologies. Reported Scope 3 emissions relate to business travel and commuting undertaken by colleagues and emissions associated with waste and the extraction and distribution of each of our energy sources; electricity, gas and oil. In 2019 the Lloyds Banking Group has expanded Scope 3 emissions as part of our sustainability strategy to increase transparency of reporting of the Lloyds Banking Group’s carbon footprint, and to drive reductions in additional categories of emissions; these include Waste Emissions, Upstream Business Travel (the well to tank emissions of rail, air, road

BUSINESS

vehicles, hired vehicles); Hotels; Commuting; Tube; Taxis. A detailed definition of these emissions can be found in the Lloyds Banking Group’s 2019 Reporting Criteria online at www.lloydsbankinggroup.com/our-group/responsible-business

Intensity ratio

Legacy
	Oct 2018 – Sept 2019	Oct 2017 – Sept 2018	Oct 2016 – Sept 2017
GHG emissions (CO2e) per £m of underlying income (Location Based)[1]	11.5	13.0	15.5
GHG emissions (CO2e) per £m of underlying income (Market Based)[1]	5.6	6.2	16.4

Expanded
	Oct 2018 – Sept 2019	Oct 2017 – Sept 2018	Oct 2016 – Sept 2017
GHG emissions (CO2e) per £m of underlying income (Location Based) – expanded scope[2]	15.8	17.3	–
GHG emissions (CO2e) per £m of underlying income (Market Based) – expanded scope[2]	9.9	10.5	–

1	Intensities have been restated for 2016-2017 and 2017-2018 to reflect changes to emissions data only, replacing estimated data with actuals; underlying income figures for those years have not changed.

2	Scope 3 emissions have been expanded to include additional elements within the Lloyds Banking Group’s own operations including emissions from waste, colleague commuting and additional elements of business travel (including taxis, tube, well to tank emissions of business travel and hotels). We have disclosed these figures parallel to legacy scope numbers to allow fairer comparison to numbers previously disclosed and to demonstrate performance versus our previous targets.

This year, the Lloyds Banking Group’s overall location based carbon emissions were 207,768 tCO2e; a 14.6 per cent decrease since 2018 and 63.1 per cent against the Lloyds Banking Group’s 2009 baseline (legacy scope). Reductions achieved are attributable to an extensive energy optimisation programme and reductions in business travel, alongside decarbonisation of the UK electricity grid. In addition, there has been a reduction in property foot print and headcount.

The Lloyds Banking Group’s market based emissions figure is equal to 101,042 tCO2e – a comparative decrease of 12.9 per cent year on year and 82.0 per cent against 2009 baseline. Further reductions in market emissions are attributable to the purchase of renewable energy certificates for each of the Lloyds Banking Group’s operations outside of the UK equivalent to their consumption since January 2019. The Lloyds Banking Group continues to source solar, wind, hydro and biomass Renewable Energy Guarantees of Origin (REGOs) equivalent to our total UK electricity consumption.

CO2E EMISSIONS (TONNES) – EXPANDED SCOPE
CO2E Emissions Tonnes:	Oct18 – Sep19	Oct17 – Sep18[1]	Oct16 – Sep17[1]
Total CO2e (market based)	179,324	197,484	n/a
Total CO2e (location based)	286,051	324,816	n/a
Total Scope 1	47,524	49,299	51,953
Total Scope 2 (market based)	387	1,951	178,711
Total Scope 2 (location based)	107,113	129,284	162,598
Total Scope 3[2]	131,414	146,233	n/a

CO2E EMISSIONS (TONNES) – LEGACY SCOPE
CO2E Emissions Tonnes:	Oct18 – Sep19	Oct17 – Sep18[1]	Oct16 – Sep17[1]
Total CO2e (market based)	101,042	115,961	303,065
Total CO2e (location based)	207,768	243,293	286,892
Total Scope 3[2]	53,131	64,710	72,876

1	Restated 2018/2017 and 2017/2016 emissions data to improve the accuracy of reporting, using actual data to replace estimates.

Emissions in tonnes CO2e in line with the GHG Protocol Corporate Standard (2004) including revised Scope 2 guidance (2015) which discloses a Market Based figure in addition to the Location Based figure.

The measure and reporting criteria for Scope 1, 2, 3 emissions is provided in the Lloyds Banking Group Reporting Criteria statement available online at www.lloydsbankinggroup.com/our-group/responsible-business

Scope 1 emissions include mobile and stationary combustion of fuel and operation of facilities.

Scope 2 emissions have been calculated in accordance with GHG Protocol guidelines, in both Location and Market Based methodologies.

2	Scope 3 emissions have been expanded to include additional elements within the Lloyds Banking Group’s own operations including emissions from waste, colleague commuting and additional elements of business travel (including taxis, tube, well to tank emissions of business travel and hotels). We have also disclosed legacy scope numbers to allow fairer comparison to numbers previously disclosed and to demonstrate performance versus our previous targets.

Indicator is subject to Limited ISAE3000 (revised) and 3410 (ISAE3410) assurance by Deloitte LLP for the 2019 Annual Responsible Business Reporting. Deloitte’s 2019 assurance statement and the 2019 Reporting Criteria are available online at www.lloydsbankinggroup.com/our-group/responsible-business

Omissions

Emissions associated with joint ventures and investments are not included in this disclosure as they fall outside the scope of our operational boundary. The Lloyds Banking Group does not have any emissions associated with imported heat, steam or imported cooling and is not aware of any other material sources of omissions from our reporting.

BUSINESS

PROPERTIES

At 31 December 2019, the Lloyds Bank Group occupied 1,745 properties in the UK. Of these, 368 were held as freeholds and 1,377 as leasehold. The majority of these properties are retail branches, widely distributed throughout England, Scotland, Wales and Northern Ireland. Other buildings include Lloyds Bank’s head office in the City of London with other customer service and support centres located to suit business needs but clustered largely in eight core geographic conurbations – London, Edinburgh, Glasgow, Midlands (Birmingham), Northwest (Chester and Manchester), West Yorkshire (Halifax and Leeds), South (Brighton and Andover) and Southwest (Bristol and Cardiff).

In addition, there are 129 properties which are either sub-let or vacant. There are also a number of Automated Teller Machine (ATM) units situated throughout the UK, the majority of which are held as leasehold. The Group also has business operations elsewhere in the world, primarily holding property on a leasehold basis.

LEGAL ACTIONS AND REGULATORY MATTERS

During the ordinary course of business the Lloyds Bank Group is subject to threatened or actual legal proceedings and regulatory reviews and investigations both in the UK and overseas. Set out below is a summary of the more significant matters.

PAYMENT PROTECTION INSURANCE (EXCLUDING MBNA)

The Lloyds Bank Group increased the provision for PPI costs by a further £1,795 million in the year ended 31 December 2019, bringing the total amount provided to £21,821 million.

The charge in 2019 was largely due to the significant increase in PPI information requests (PIRs) leading up to the deadline for submission of claims on 29 August 2019, and also reflects costs relating to complaints received from the Official Receiver as well as administration costs. An initial review of around 60 per cent of the five million PIRs received in the run-up to the PPI deadline has been undertaken, with the conversion rate remaining low, and consistent with the provision assumption of around 10 per cent. The Lloyds Banking Group has reached final agreement with the Official Receiver.

At 31 December 2019, a provision of £1,572 million remained unutilised relating to complaints and associated administration costs excluding amounts relating to MBNA. Total cash payments were £2,197 million during the year ended to 31 December 2019.

Sensitivities

The total amount provided for PPI represents the Lloyds Bank Group’s best estimate of the likely future cost. A number of risks and uncertainties remain including processing the remaining PIRs and outstanding complaints. The cost could differ from the Lloyds Bank Group’s estimates and the assumptions underpinning them, and could result in a further provision being required. These may also be impacted by any further regulatory changes and potential additional remediation arising from the continuous improvement of the Lloyds Bank Group’s operational practices.

For every one per cent increase in PIR conversion rate on the stock as at the industry deadline, the Lloyds Bank Group would expect an additional charge of approximately £100 million.

PAYMENT PROTECTION INSURANCE (MBNA)

MBNA increased its PPI provision by £335 million in the year ended 31 December 2019 but the Lloyds Bank Group’s exposure continues to remain capped at £240 million under the terms of the sale and purchase agreement.

OTHER PROVISIONS FOR LEGAL ACTIONS AND REGULATORY MATTERS

In the course of its business, the Lloyds Bank Group is engaged in discussions with the PRA, FCA and other UK and overseas regulators and other governmental authorities on a range of matters. The Lloyds Bank Group also receives complaints in connection with its past conduct and claims brought by or on behalf of current and former employees, customers, investors and other third parties and is subject to legal proceedings and other legal actions. Where significant, provisions are held against the costs expected to be incurred in relation to these matters and matters arising from related internal reviews. During the year ended 31 December 2019 the Lloyds Bank Group charged a further £395 million in respect of legal actions and other regulatory matters, and the unutilised balance at 31 December 2019 was £395 million (31 December 2018: £707 million). The most significant items are as follows.

ARREARS HANDLING RELATED ACTIVITIES

The Lloyds Bank Group has provided an additional £188 million in the year ended 31 December 2019 for the costs of identifying and rectifying certain arrears management fees and activities, taking the total provided to date to £981 million. The Lloyds Bank Group has put in place a number of actions to improve its handling of customers in these areas and has made good progress in reimbursing arrears fees to impacted customers.

PACKAGED BANK ACCOUNTS

The Lloyds Bank Group had provided a total of £795 million up to 31 December 2018 in respect of complaints relating to alleged mis-selling of packaged bank accounts, with no further amounts provided during the year ended 31 December 2019. A number of risks and uncertainties remain, particularly with respect to future volumes.

HBOS READING – CUSTOMER REVIEW

The Lloyds Bank Group has now completed its compensation assessment for all 71 business customers within the customer review, with more than 98 per cent of these offers to individuals accepted. In total, more than £100 million in compensation has been offered to victims of the HBOS Reading fraud prior to the publication of Sir Ross Cranston’s independent quality assurance review of the customer review, of which £94 million has so far been accepted, in addition to £9 million for ex-gratia payments and £6 million for the re-imbursements of legal fees. Sir Ross’s review was concluded on 10 December 2019 and made a number of recommendations, including a re-assessment of direct and consequential losses by an independent panel. The Lloyds Bank Group has committed to implementing Sir Ross’s recommendations in full. In addition, further ex gratia payments of £35,000 have been made to 200 individuals in recognition of the additional delay which will be caused whilst the Lloyds Bank Group takes steps to implement Sir Ross’s recommendations. It is not possible to estimate at this stage what the financial impact will be.

BUSINESS

HBOS READING – FCA INVESTIGATION

The FCA’s investigation into the events surrounding the discovery of misconduct within the Reading-based Impaired Assets team of HBOS has concluded. The Lloyds Banking Group has settled the matter with the FCA and paid a fine of £45.5 million, as per the FCA’s final notice dated 21 June 2019.

INTERCHANGE FEES

With respect to multi-lateral interchange fees (MIFs), the Lloyds Banking Group is not involved in the ongoing litigation (as described below) which involves card schemes such as Visa and Mastercard. However, the Lloyds Bank Group is a member/licensee of Visa and Mastercard and other card schemes. The litigation in question is as follows:

–	litigation brought by retailers against both Visa and Mastercard continues in the English Courts (and includes appeals heard by the Supreme Court, judgment awaited); and

–	litigation brought on behalf of UK consumers in the English Courts against Mastercard.

Any impact on the Lloyds Bank Group of the litigation against Visa and Mastercard remains uncertain at this time. Insofar as Visa is required to pay damages to retailers for interchange fees set prior to June 2016, contractual arrangements to allocate liability have been agreed between various UK banks (including the Lloyds Banking Group) and Visa Inc, as part of Visa Inc’s acquisition of Visa Europe in 2016. These arrangements cap the maximum amount of liability to which the Lloyds Banking Group may be subject, and this cap is set at the cash consideration received by the Lloyds Banking Group for the sale of its stake in Visa Europe to Visa Inc in 2016.

LIBOR AND OTHER TRADING RATES

In July 2014, the Lloyds Banking Group announced that it had reached settlements totalling £217 million (at 30 June 2014 exchange rates) to resolve with UK and US federal authorities legacy issues regarding the manipulation several years ago of Lloyds Banking Group companies’ submissions to the British Bankers’ Association (BBA) London Interbank Offered Rate (LIBOR) and Sterling Repo Rate. The Swiss Competition Commission concluded its investigation against Lloyds Bank plc in June 2019. The Lloyds Banking Group continues to cooperate with various other government and regulatory authorities, including a number of US State Attorneys General, in conjunction with their investigations into submissions made by panel members to the bodies that set LIBOR and various other interbank offered rates.

Certain Lloyds Banking Group companies, together with other panel banks, have also been named as defendants in private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US Dollar, Japanese Yen and Sterling LIBOR and the Australian BBSW Reference Rate. Certain of the plaintiffs’ claims have been dismissed by the US Federal Court for Southern District of New York (subject to appeals).

Certain Lloyds Banking Group companies are also named as defendants in (i) UK based claims; and (ii) two Dutch class actions, raising LIBOR manipulation allegations. A number of the claims against the Lloyds Banking Group in relation to the alleged mis-sale of interest rate hedging products also include allegations of LIBOR manipulation.

It is currently not possible to predict the scope and ultimate outcome on the Lloyds Banking Group of the various outstanding regulatory investigations not encompassed by the settlements, any private lawsuits or any related challenges to the interpretation or validity of any of the Lloyds Banking Group’s contractual arrangements, including their timing and scale.

TAX AUTHORITIES

The Lloyds Banking Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2013 HMRC informed the Lloyds Banking Group that their interpretation of the UK rules which allow the offset of such losses denies the claim for group relief of losses. If HMRC’s position is found to be correct, management estimate that this would result in an increase in current tax liabilities of approximately £700 million (including interest) and a reduction in deferred tax assets of approximately £250 million. The Lloyds Banking Group does not agree with HMRC’s position and, having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due. There are a number of other open matters on which the Lloyds Bank Group is in discussion with HMRC (including the tax treatment of certain costs arising from the divestment of TSB Banking Group plc), none of which is expected to have a material impact on the financial position of the Lloyds Bank Group.

MORTGAGE ARREARS HANDLING ACTIVITIES – FCA INVESTIGATION

On 26 May 2016, the Lloyds Banking Group was informed that an enforcement team at the FCA had commenced an investigation in connection with the Lloyds Banking Group’s mortgage arrears handling activities. It is not currently possible to make a reliable assessment of any liability resulting from the investigation including any financial penalty.

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

BUSINESS

RECENT DEVELOPMENTS

Since the balance sheet date there has been a global pandemic from the outbreak of Coronavirus which is causing widespread disruption to financial markets and normal patterns of business activity across world, including the UK. The Directors assess this event to be a non-adjusting post balance sheet event . In view of its currently evolving nature, the Directors are unable to estimate its financial and other effects.

At its special meeting ending on 10 March 2020, the UK's Monetary Policy Committee (MPC) voted unanimously to reduce the UK Bank Rate by 50 basis points to 0.25 per cent. It also introduced a new Term Funding Scheme to provide banks with a cost-efficient source of funding and to provide additional incentives to banks to support lending to small and medium sized enterprises.

At its special meeting on 19 March 2020, the MPC voted unanimously to reduce the UK Bank Rate by a further 15 basis points to 0.10 per cent.

operating and financial review and prospects

The results discussed below are not necessarily indicative of the Lloyds Bank Group’s results in future periods. The following information contains certain forward looking statements. For a discussion of certain cautionary statements relating to forward looking statements, see Forward looking statements.

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

FUTURE ACCOUNTING DEVELOPMENTS

Future developments in relation to the Lloyds Bank Group’s reporting are discussed in note 50 to the financial statements.

operating and financial review and prospects

RESULTS OF OPERATIONS – 2019 AND 2018

SUMMARY

	2019 £m	2018[1] £m
Net interest income	12,220	12,754
Other income	4,388	4,220
Total income	16,608	16,974
Operating expenses	(11,123)	(11,768)
Trading surplus	5,485	5,206
Impairment[1]	(1,362)	(926)
Profit before tax	4,123	4,280
Tax expense	(1,287)	(1,377)
Profit after tax – continuing operations	2,836	2,903
Profit after tax – discontinued operations	–	1,314
Profit for the year	2,836	4,217

Profit attributable to ordinary shareholders	2,515	3,907
Profit attributable to other equity holders	281	275
Profit attributable to equity holders	2,796	4,182
Profit attributable to non-controlling interests	40	35
Profit for the year	2,836	4,217

1	Restated to reflect amendments to IAS 12, see note 1 on page F-14. The impact on the year ended 31 December 2017 was an increase in profit for the year of £74 million; there was no impact on total shareholders’ equity.

INCOME STATEMENT COMMENTARY

As a result of the requirements of the ring-fencing regulations, the Bank sold its subsidiary, Scottish Widows Group Limited, to its ultimate holding company during 2018; due to the significance of the Scottish Widows entities they were classified as discontinued operations for the purposes of the Bank’s consolidated financial reporting. Also during 2018, the Bank and its subsidiary, Bank of Scotland plc, sold the element of their overseas and commercial banking businesses required to be transferred in order to ensure compliance with the ring-fencing legislation to Lloyds Bank Corporate Markets plc, a fellow Lloyds Banking Group undertaking.

During the year ended 31 December 2019, the Lloyds Bank Group recorded a profit before tax of £4,123 million, a reduction of £157 million, or 4 per cent, compared with £4,280 million from its continuing operations in 2018. The Lloyds Bank Group profit before tax for the year ended 31 December 2019 included a profit before tax of £1,830 million from its Retail division, a 23 per cent decrease on the Retail division’s profit of £2,362 million in 2018, and a profit before tax of £1,429 million from its Commercial Banking division, a 33 per cent decrease from the Commercial Banking division’s profit of £2,126 million in 2018.

Total income decreased by £366 million, or 2 per cent, to £16,608 million in 2019 compared with £16,974 million in 2018, comprising a £168 million increase in other income more than offset by a decrease of £534 million in net interest income.

Net interest income was £12,220 million in 2019, a decrease of £534 million, or 4 per cent compared to £12,754 million in 2018. Average interest earning assets decreased by £9,318 million, or 2 per cent, to £554,251 million in 2019 compared to £563,569 million in 2018 as increased holdings of reverse repurchase agreement balances and growth in targeted segments have been more than offset by lower balances in the closed mortgage book and the impact of the sale of the Irish mortgage portfolio and the transfers to Lloyds Bank Corporate Markets plc during 2018. The net interest margin decreased, with the benefit of lower deposit costs, higher Retail current account balances and a benefit from aligning credit card terms, more than offset by continued pressure on asset margins, particularly in the mortgage market.

Other income was £168 million, or 4 per cent, higher at £4,388 million in 2019 compared to £4,220 million in 2018.

Fee and commission income was £134 million, or 5 per cent, lower at £2,363 million compared to £2,497 million in 2018 as a result of decreases in commercial and private banking and asset management fees, in part due to the transfer of some activities to Lloyds Bank Corporate Markets plc part way through 2018 and also the transfer of business into the Lloyds Banking Group’s new wealth management joint venture. Fee and commission expense decreased by £201 million, or 16 per cent, to £1,027 million compared with £1,228 million in 2018. Other operating income was £149 million, or 6 per cent, higher at £2,692 million in 2019 compared to £2,543 million in 2018, due mainly to an increased level of recharges to other Lloyds Banking Group entities, following the restructurings part way through 2018.

Operating expenses decreased by £645 million, or 5 per cent to £11,123 million in 2019 compared with £11,768 million in 2018 despite an increase of £234 million in charges for redress payments to customers in respect of PPI and other conduct related matters from £1,956 million in 2018 to £2,190 million in 2019. Excluding these charges from both years, operating expenses were £879 million, or 9 per cent, lower at £8,933 million in 2019 compared to £9,812 million in 2018 as a decrease in restructuring costs was coupled with operating cost savings driven by increased efficiency from digitalisation and process improvements. Staff costs were £588 million, or 13 per cent, lower at £3,985 million in 2019 compared with £4,573 million in 2018; as a result of decreased pension charges and redundancy costs. Premises and equipment costs were £233 million lower at £446 million in 2019 compared with £679 million in 2018 following the implementation of IFRS 16. Other expenses were £311 million, or 14 per cent, lower at £1,900 million in 2019 compared with £2,211 million in 2018. Depreciation and amortisation costs were £253 million, or 11 per cent, higher at £2,602 million in 2019 compared to £2,349 million in 2018 due to the charge for depreciation of the right-of-use asset following implementation of IFRS 16.

operating and financial review and prospects

Impairment losses increased by £436 million, or 47 per cent, to £1,362 million in 2019 compared with £926 million in 2018. Impairment losses in respect of loans and advances to customers were £329 million, or 33 per cent, higher at £1,340 million in 2019 compared with £1,011 million in 2018; this increase is primarily driven by two material corporate cases in Commercial Banking, along with some weakening in used car prices.

In 2019, the Lloyds Bank Group recorded a tax expense of £1,287 million compared to a tax expense of £1,377 million in 2018. The effective tax rate was 31.2 per cent, compared to the standard UK corporation tax rate of 19.0 per cent. The higher rate was principally as a result of the banking surcharge and the increase in non-deductible conduct provision charges in relation to PPI, partially offset by the release of a deferred tax liability.

The Lloyds Bank Group’s post-tax return on average total assets reduced to 0.48 per cent compared to 0.66 per cent in the year ended 31 December 2018.

BALANCE SHEET AND CAPITAL COMMENTARY
	31 December 2019 £m	31 December 2018 £m
Assets
Cash and balances at central banks	38,880	40,213
Financial assets at fair value through profit or loss	2,284	23,256
Derivative financial instruments	8,494	11,293
Loans and advances to banks	4,852	3,692
Loans and advances to customers	474,470	464,044
Debt securities	5,325	5,095
Due from fellow Lloyds Banking Group undertakings	1,854	1,878
Financial assets at amortised cost	486,501	474,709
Financial assets at fair value through other comprehensive income	24,617	24,368
Other assets	20,592	19,685
Total assets	581,368	593,524

Liabilities
Deposits from banks	23,593	26,263
Customer deposits	396,839	391,251
Due to fellow Lloyds Banking Group undertakings	4,893	19,663
Financial liabilities at fair value through profit or loss	7,702	17,730
Derivative financial instruments	9,831	10,911
Debt securities in issue	76,431	64,533
Subordinated liabilities	12,586	12,745
Other liabilities	10,594	10,678
Total liabilities	542,469	553,774
Shareholders’ equity	33,973	36,460
Other equity instruments	4,865	3,217
Non-controlling interests	61	73
Total equity	38,899	39,750
Total equity and liabilities	581,368	593,524

Total assets were £12,156 million, or 2 per cent, lower at £581,368 million at 31 December 2019 compared to £593,524 million at 31 December 2018. Loans and advances to customers increased in the year by £10,426 million to £474,470 million, compared to £464,044 million at 31 December 2018, as a result of a £15,745 million increase in holdings of reverse repurchase agreement balances, as part of a rebalancing of the Lloyds Bank Group’s liquid asset portfolio. Adjusting for this, loans and advances to customers were £5,319 million, or 1 per cent, lower at £422,846 million compared to £428,165 million at 31 December 2018; an increase of £3,465 million from the acquisition of the Tesco Bank mortgage portfolio and continued growth in targeted segments such as SME and motor finance was more than offset by reductions in the closed mortgage book and in Commercial Banking following a balance sheet optimisation initiative. Other assets were £907 million, or 5 per cent, higher at £20,592 million compared to £19,685 million at 31 December 2018, with property, plant and equipment £952 million higher as a result of the right-of-use asset recognised on transition to IFRS 16. Financial assets held at fair value through profit or loss decreased by £20,972 million and derivative assets were £2,799 million lower, both as a result of the reduction in trading activities following ring-fencing.

Total liabilities were £11,305 million, or 2 per cent, lower at £542,469 million compared to £553,774 million at 31 December 2018. Customer deposits were £5,588 million, or 1 per cent, higher at £396,839 million at 31 December 2019 compared to £391,251 million at 31 December 2018 as a £7,712 million increase in repurchase agreement balances and growth in retail current account balances has been partly offset by lower levels of retail savings products and commercial deposits. Debt securities in issue were £11,898 million higher at £76,431 million at 31 December 2019 compared to £64,533 million at 31 December 2018 following new issuances to maintain funding levels and to ensure that the Group is well positioned to satisfy Minimum Requirement for own funds and Eligible Liabilities (MREL). Amounts due to fellow Lloyds Banking Group undertakings were £14,770 million lower at £4,893 million compared to £19,663 million at 31 December 2018 following a restructuring of positions with the ultimate holding company, Lloyds Banking Group plc. Financial liabilities at fair value through profit or loss were £10,028 million lower at £7,702 million at 31 December 2019 compared to £17,730 million at 31 December 2018 following reductions in trading book repurchase agreements, in line with the lower levels of trading activity.

operating and financial review and prospects

Total equity has decreased by £851 million, or 2 per cent, from £39,750 million at 31 December 2018 to £38,899 million at 31 December 2019 as a result of the effect of the defined benefit pension scheme revaluation and retained profits being more than offset by dividends paid and distributions on other equity instruments.

Lloyds Bank Group’s common equity tier 1 capital ratio reduced to 14.3 per cent, compared to 14.6 per cent at 31 December 2018, largely as a result of the interim dividend paid during the year, additional pension contributions and increases in the deductions for intangible assets and excess expected losses, partially offset by profits generated during the year and the reduction in risk-weighted assets. The tier 1 capital ratio increased to 18.3 per cent compared to 18.0 per cent at 31 December 2018, with the reduction in common equity tier 1 capital being more than offset by the reduction in risk-weighted assets and the net increase in additional tier 1 capital following the issuance of new capital instruments. The total capital ratio was unchanged at 22.1 per cent reflecting the overall increase in tier 1 capital and the reduction in risk-weighted assets, offset by a reduction in tier 2 capital that was largely driven by the reduction in eligible provisions.

Risk-weighted assets reduced by £2,451 million, or 1 per cent, to £171,940 million at 31 December 2019, compared to £174,391 million at 31 December 2018, reflecting significant portfolio optimisation activity in the Commercial Banking division, including capital efficient securitisation activity, partially offset by the acquisition of the Tesco mortgage portfolio, the introduction of IFRS 16 and other model updates.

Lloyds Bank Group’s UK leverage ratio increased to 5.1 per cent, largely reflecting the increase in tier 1 capital on a fully loaded basis and the reduction in balance sheet assets and off-balance sheet items.

RESULTS OF OPERATIONS – 2017

The Lloyds Bank Group’s results for the year ended 31 December 2017, and a discussion of the results for the year ended 31 December 2018 compared to those for the year ended 31 December 2017 (prior to the restatement described in the footnote to the table on page 13), were included on pages 9 to 12 of the 2018 20-F, filed on 31 July 2019.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

AVERAGE BALANCE SHEET AND NET INTEREST INCOME – CONTINUING OPERATIONS

	2019			2018			2017
	Average balance £m	Interest income £m	Yield %	Average balance £m	Interest income £m	Yield %	Average balance £m	Interest income £m	Yield %
Assets
Financial assets at amortised cost:
Loans and advances to banks	47,490	269	0.57	60,692	462	0.76	61,511	253	0.41
Loans and advances to customers	475,385	15,281	3.21	466,560	15,049	3.23	458,125	14,554	3.18
Debt securities	5,223	118	2.26	4,111	66	1.61	3,330	66	1.98
Financial assets at fair value through other comprehensive income	26,153	430	1.64	32,206	639	1.98
Available-for-sale financial assets							49,955	980	1.96
Total interest-earning assets of banking book	554,251	16,098	2.90	563,569	16,216	2.88	572,921	15,853	2.77
Total interest-earning financial assets at fair value through profit or loss	8,354	73	0.87	34,759	434	1.25	48,542	505	1.04
Total interest-earning assets	562,605	16,171	2.87	598,328	16,650	2.78	621,463	16,358	2.63
Allowance for impairment losses on financial assets held at amortised cost	(3,354)			(2,994)			(2,159)
Non-interest earning assets	30,671			38,986			50,077
Total average assets and interest income	589,922	16,171	2.74	634,320	16,650	2.62	669,381	16,358	2.44

	2019			2018			2017
	Average interest earning assets £m	Net interest income £m	Net interest margin %	Average interest earning assets £m	Net interest income £m	Net interest margin %	Average interest earning assets £m	Net interest income £m	Net interest margin %
Average interest-earning assets and net interest income:
Banking business	554,251	12,220	2.20	563,569	12,754	2.26	572,921	12,364	2.16
Trading securities and other financial assets at fair value through profit or loss	8,354	(77)	(0.92)	34,759	(63)	(0.18)	48,542	27	0.06
	562,605	12,143	2.16	598,328	12,691	2.12	621,463	12,391	1.99
16

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	2019			2018			2017
	Average balance £m	Interest expense £m	Cost %	Average balance £m	Interest expense £m	Cost %	Average balance £m	Interest expense £m	Cost %
Liabilities and shareholders’ funds
Deposits by banks	6,262	87	1.39	5,973	81	1.36	6,758	80	1.18
Customer deposits	315,717	2,054	0.65	331,006	1,997	0.60	348,790	1,936	0.56
Liabilities to banks and customers under sale and repurchase agreements	27,935	301	1.08	28,163	245	0.87	20,352	110	0.54
Debt securities in issue[1]	67,096	476	0.71	67,233	66	0.10	66,797	120	0.18
Lease liabilities	1,617	39	2.41	41	1	2.44	21	1	2.38
Subordinated liabilities	9,315	921	9.89	10,531	1,072	10.18	12,379	1,242	10.03
Total interest-bearing liabilities of banking book	427,942	3,878	0.91	442,947	3,462	0.78	455,097	3,489	0.77
Total interest-bearing liabilities of trading book	10,053	150	1.49	38,133	497	1.30	55,286	478	0.86
Total interest-bearing liabilities	437,995	4,028	0.92	481,080	3,959	0.82	510,383	3,967	0.78
Interest-free liabilities
Non-interest bearing customer accounts	74,130			72,428			66,260
Other interest-free liabilities	37,147			35,883			43,379
Non-controlling interests and shareholders’ funds	40,650			44,929			49,359
Total average liabilities and interest expense	589,922	4,028	0.68	634,320	3,959	0.62	669,381	3,967	0.59

1	The impact of the Group’s hedging arrangements is included on this line; excluding this impact the weighted average effective interest rate in respect of debt securities in issue would be 2.25 per cent (2018: 2.74 per cent; 2017: 2.43 per cent).

Loans and advances to banks and customers include credit-impaired lending; interest on this lending has been recognised using the effective interest rate method, as required by IAS 39 in 2017 and by IFRS 9 in 2018 and 2019.

Due to the immateriality of the Lloyds Bank Group’s non-UK activities, an analysis between domestic and foreign operations is not provided.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CHANGES IN NET INTEREST INCOME – VOLUME AND RATE ANALYSIS – CONTINUING OPERATIONS

The following table allocates changes in net interest income between volume and rate for 2019 compared with 2018 and for 2018 compared with 2017. Where variances have arisen from both changes in volume and rate these are allocated to volume.

	2019 compared with 2018 Increase/(decrease)			2018 compared with 2017 Increase/(decrease)
	Total change £m	Volume £m	Rate £m	Total change £m	Volume £m	Rate £m
Interest receivable and similar income
At amortised cost:
Loans and advances to banks	(193)	(75)	(118)	209	(6)	215
Loans and advances to customers	232	283	(51)	495	272	223
Debt securities	52	25	27	–	13	(13)
Financial assets at fair value through other comprehensive income (2017: available-for-sale financial assets)	(209)	(99)	(110)	(341)	(351)	10
Total banking book interest receivable and similar income	(118)	(270)	152	363	(72)	435
Total interest receivable and similar income on financial assets at fair value through profit or loss	(361)	(230)	(131)	(71)	(172)	101
Total interest receivable and similar income	(479)	(1,025)	546	292	(244)	536
Interest payable
Deposits by banks	6	4	2	1	(11)	12
Customer deposits	57	(99)	156	60	(107)	167
Liabilities to banks and customers under sale and repurchase agreements	56	(2)	58	135	68	67
Debt securities in issue	410	(1)	411	(54)	–	(54)
Lease liabilities	38	38	–	1	–	1
Subordinated liabilities	(151)	(120)	(31)	(170)	(188)	18
Total banking book interest payable	416	(137)	553	(27)	(238)	211
Total interest payable on trading and other liabilities at fair value through profit or loss	(347)	(418)	71	(19)	(223)	242
Total interest payable	69	(396)	465	(8)	(461)	453
18

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RISK OVERVIEW

EFFECTIVE RISK MANAGEMENT AND CONTROL

THE LLOYDS BANK GROUP’S APPROACH TO RISK

Lloyds Bank Group adopts the Lloyds Banking Group enterprise risk management framework supplemented by additional management and control activities to address the Lloyds Bank Group’s specific requirements.

The Risk division’s mission is to protect its customers, colleagues and Lloyds Bank Group, whilst enabling sustainable growth in targeted segments. This is achieved through informed risk decision-making and robust risk management, supported by a consistent risk-focused culture.

This risk overview provides a summary of risk management within the Lloyds Bank Group, with a prudent approach and rigorous controls to support sustainable business growth and minimise losses. Through a strong and independent risk function, a robust control framework is maintained to identify and escalate current and emerging risks, support sustainable growth within Lloyds Bank Group risk appetite, and to drive and inform good risk reward decisions.

The risk management section from pages 23 to 76 provides a more in-depth picture of how risk is managed within the Lloyds Bank Group, approach to stress testing, risk governance, committee structure, appetite for risk and a full analysis of the principal risk categories, the framework by which risks are identified, managed, mitigated and monitored.

RISK AS A STRATEGIC DIFFERENTIATOR

Risks are identified, managed, mitigated and monitored using Lloyds Banking Group’s comprehensive enterprise risk management framework, and a well-articulated risk appetite provides a clear framework for decision-making. The principal risks Lloyds Bank Group face, which could significantly impact the delivery of Lloyds Bank Group’s strategy, are discussed on pages 29 to 76.

Lloyds Bank Group believe effective risk management can be a strategic differentiator, in particular:

 Prudent approach to risk

Being low risk is fundamental to Lloyds Bank Group’s business model and drives its participation choices. Strategy and risk appetite are developed in tandem and together outline the parameters within which the Lloyds Bank Group operates.

 Strong control framework

Lloyds Banking Group’s enterprise risk management framework is the foundation for the delivery of effective risk control and ensures that the Lloyds Bank Group risk appetite is continually developed and controlled.

The Board is responsible for approving the Lloyds Bank Group’s risk appetite statement annually. Board-level metrics are cascaded into more detailed business appetite metrics and limits.

 Business focus and accountability

Risk management is an integral feature of how the Lloyds Bank Group measure and manage performance – for individuals, businesses and the Lloyds Bank Group. In the first line of defence, business units are accountable for managing risk with oversight from a strong and independent second line of defence Risk division.

 Effective risk analysis, management and reporting

Regular close monitoring and comprehensive reporting to all levels of management and the Board ensures appetite limits are maintained and subject to stress analysis at a risk type and portfolio level, as appropriate.

LLOYDS BANKING GROUP'S ENTERPRISE RISK MANAGEMENT FRAMEWORK

The risk management framework outlines the framework in place for risk management across Lloyds Bank Group. During 2019, Lloyds Banking Group updated this framework to be more succinct and to better ensure it is accessible to all colleagues.

A number of key components support the delivery of effective risk management, with four overarching objectives:

- Define a robust and consistent approach to risk governance to be applied across the Lloyds Bank Group;
- Articulate individual and collective accountabilities for risk appetite, oversight and assurance;
- Establish a common approach to categorise risks to support assessment, aggregation and reporting; and
- Provide colleagues and stakeholders with a single point of reference for risk management understanding, and supporting reference sources.

Board
and senior
management
Risk culture
and the customer
Risk appetite
Risk and control self assessment
Risk governance
Three lines of defence

The Board delegate executive authorities to ensure there is effective oversight of risk management.

The appropriate culture ensures performance, risk and reward are aligned.

The framework ensures Lloyds Bank Group's risks are managed in line with its risk appetite.

The identification, measurement and control of Lloyds Bank Group's risks form an integral part of its Risk and Control Self Assessment.

The governance framework supports a consistent approach to enterprise-wide behaviour and decision-making.

The robust approach to monitoring, oversight and assurance ensures effective risk management across the Lloyds Bank Group.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RISK CULTURE AND THE CUSTOMER

The effectiveness of Lloyds Bank Group’s risk management approach relies upon a culture of transparency and openness that is encouraged by both the Board and senior management.

Based on the Lloyds Bank Group’s conservative business model, prudent approach to risk management, and guided by the Board, the senior management articulates the core risk values to which the Lloyds Bank Group aspires, and sets the tone from the top, with a strong focus on building and sustaining long-term relationships with customers through the economic cycle. Lloyds Banking Group’s Code of Responsibility, which also applies to Lloyds Bank Group, reinforces colleague accountability for the risks they take and their responsibility to prioritise their customers’ needs.

Tone from the top

Senior leaders set a clear tone from the top and lead by example, reflecting the Lloyds Bank Group’s values; putting customers first, keeping it simple, and making a difference together, encouraging a culture of intellectual curiosity and proactive risk management amongst all colleagues.

Accountability

Risk management is a team effort with all colleagues playing their part and taking full individual responsibility for their actions.

Effective communication and challenge

Lloyds Bank Group is open, honest and transparent with risk colleagues working in collaboration with business areas to:

 Support effective risk management;

 Understand root causes when things go wrong;

 Share lessons learned; and

 Provide constructive challenge.

Incentives

Remuneration, performance management and succession planning that support Lloyds Bank Group’s core values and put customer at the heart of everything the Lloyds Bank Group do.

2019 THEMES

Lloyds Bank Group’s priorities for risk management have continued to evolve, alongside progression of Lloyds Bank Group’s strategy and development of external factors. Lloyds Bank Group’s principal risks are outlined over the next few pages but some themes have been particularly prevalent in 2019.

Climate risk

Climate change is a key global risk, impacting customers, investors and Lloyds Bank Group in making the required transition towards a low carbon economy. Lloyds Bank Group is committed to delivering the Task Force for Climate-Related Financial Disclosures by 2022 and is taking steps to fully integrate climate risk into Lloyds Banking Group’s existing enterprise risk management framework, including the Lloyds Bank Group’s policies, risk appetite, controls and disclosures.

Lloyds Bank Group continues to invest in supporting this activity as part of the wider sustainability strategy, and is also an active participant in a number of external initiatives to help drive consistency across the industry.

EU exit

Given the vast majority of Lloyds Bank Group’s business is in the UK, the direct impact on Lloyds Bank Group from leaving the EU is relatively small and Lloyds Bank Group has taken the necessary steps to ensure continuity of its limited EU business activities, where permitted.

Lloyds Bank Group’s UK focus means its performance is inextricably linked to the health of the UK economy. Economic performance has remained resilient in recent years and whilst the near term outlook for the UK economy remains unclear given UK/EU trade agreement negotiations, Lloyds Bank Group continues to monitor closely. Lloyds Bank Group is also taking a prudent approach to its balance sheet, accelerating issuance where appropriate.

Lloyds Bank Group’s customer focused strategy remains the right one. Guided by the overriding principle of Helping Britain Prosper, Lloyds Bank Group continues to focus on customer needs and support its personal and business customers. Lloyds Bank Group has delivered on its commitment to lend £18 billion to UK businesses in 2019, reaffirming support for the UK economy.

Change / Execution risk

Delivering change is a key part of how Lloyds Bank Group continues to serve its customers, fulfil its strategic objectives, and deliver its aim of Helping Britain Prosper.

During 2019, key change initiatives included digitising of the Lloyds Bank Group and transforming ways of working. There has also been significant delivery of regulatory change in order to adapt to the changing regulatory landscape.

The need to protect existing processes and minimise adverse impact on colleagues and clients will support the delivery of a leading customer experience.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

LLOYDS BANK GROUP’S PRINCIPAL RISKS

Principal risks and uncertainties are reported regularly to the Board Risk Committee. Change / execution, data and operational resilience have been elevated from existing risks to principal risks during 2019, and strategic added as a new principal risk.

NEW – CHANGE / EXECUTION

The risk that, in delivering our change agenda, we fail to ensure compliance with laws and regulation, maintain effective customer service and availability, and/or operate within our approved risk appetite.

Mitigation

–	Continued focus on strengthening the control environment, maturation of the change policy and associated policies and procedures, which set out the principles and key controls that apply across the business and are aligned to Lloyds Bank Group’s risk appetite. Senior Management continue to drive improvements to Change and Execution Risk metrics, in particular those affecting customers and colleagues.

–	Businesses assess the potential impacts of undertaking any change activity on their ability to execute effectively, and the potential consequences for the existing risk profiles.

NEW – DATA

The risk that we fail to effectively govern, manage, and control our data (including data processed by third party suppliers) leading to unethical decisions, poor customer outcomes, loss of value to us and mistrust.

Mitigation

–	Significant investment has been made to enhance the maturity of data risk management in recent years, this includes the General Data Protection programme which delivered the necessary infrastructure to achieve compliance with the new regulations.

NEW – OPERATIONAL RESILIENCE

The risk that we fail to design resilience into business operations, underlying infrastructure and controls (people, process, technology) so that it is able to withstand external or internal events which could impact the continuation of operations, and fails to respond in a way which meets customer and stakeholder expectations and needs when the continuity of operations is compromised.

Mitigation

–	Lloyds Bank Group has increased its focus on operational resilience and has updated its strategy to reflect changing priorities of both customers and regulators.

NEW – STRATEGIC

The risks which result from strategic plans which do not adequately reflect trends in external factors, ineffective business strategy execution, or failure to respond in a timely manner to external environments or changes in stakeholder behaviours and expectations.

Mitigation

–	Continued digitisation of customer journeys, thereby enabling the delivery of market leading customer experiences that are seamless, accessible and personal. Robust operating and contingency planning to ensure potential impacts of strategic initiatives and external drivers are mitigated.

CREDIT

The risk that parties with whom we have contracted, fail to meet their financial obligations (both on and off balance sheet).

Mitigation

–	Prudent, through the cycle credit principles, risk policies and appetite statements.

–	Robust models and controls.

REGULATORY AND LEGAL

The risk of financial penalties, regulatory censure, criminal or civil enforcement action or customer detriment as a result of failure to identify, assess, correctly interpret, comply with, or manage regulatory and/or legal requirements.

Mitigation

–	Lloyds Banking Group policies and procedures set out the principles and key controls that should apply across Lloyds Bank Group which are aligned to the Lloyds Bank Group risk appetite.

–	Business units identify, assess and implement policy and regulatory requirements and establish local controls, processes, procedures and resources to ensure appropriate governance and compliance.

CONDUCT

The risk of customer detriment across the customer lifecycle including: failures in product management, distribution and servicing activities; from other risks materialising, or other activities which could undermine the integrity of the market or distort competition, leading to unfair customer outcomes, regulatory censure, reputational damage or financial loss.

Mitigation

–	Simplified and enhanced conduct policies and procedures in place to ensure appropriate controls and processes that deliver fair customer outcomes, and support market integrity and competition requirements.

–	Active engagement with regulatory bodies and other stakeholders to develop understanding of concerns related to customer treatment, effective competition and market integrity, to ensure that Lloyds Bank Group’s strategic conduct focus continues to meet evolving stakeholder expectations.
21

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATIONAL

The risk of loss from inadequate or failed internal processes, people and systems, or from external events.

Mitigation

–	Lloyds Bank Group continues to review and invest in its control environment to ensure it addresses the inherent risks faced.

–	Lloyds Bank Group employs a range of risk management strategies, including: avoidance, mitigation, transfer (including insurance) and acceptance.

PEOPLE

The risk that we fail to provide an appropriate colleague and customer-centric culture, supported by robust reward and wellbeing policies and processes; effective leadership to manage colleague resources; effective talent and succession management; and robust control to ensure all colleague-related requirements are met.

Mitigation

–	Focusing on leadership and colleague engagement, through delivery of strategies to attract, retain and develop high calibre people together with implementation of rigorous succession planning.

–	Continued focus on Lloyds Bank Group’s culture by developing and delivering initiatives that reinforce the appropriate behaviours which generate the best possible long-term outcomes for customers and colleagues.

CAPITAL

The risk that Lloyds Bank Group has a sub-optimal quantity or quality of capital or that capital is inefficiently deployed across Lloyds Bank Group.

Mitigation

–	The Lloyds Bank Group capital management framework is part of a comprehensive capital management framework within Lloyds Banking Group that includes the setting of capital risk appetite.

–	Lloyds Banking Group maintains a recovery plan which sets out a range of potential mitigating actions that Lloyds Bank Group could take in response to a stress.

FUNDING AND LIQUIDITY

Funding risk is the risk that we do not have sufficiently stable and diverse sources of funding or the funding structure is inefficient. Liquidity risk is the risk that we do not have sufficient financial resources to meet our commitments when they fall due, or can only secure them at excessive cost.

Mitigation

–	Lloyds Bank Group manages and monitors liquidity risks and ensures that liquidity risk management systems and arrangements are adequate with regard to the internal risk appetite, Lloyds Bank Group strategy and regulatory requirements.

–	Lloyds Bank Group’s funding and liquidity position is underpinned by its significant customer deposit base, and is supported by strong relationships across customer segments.

GOVERNANCE

The risk that our organisational infrastructure fails to provide robust oversight of decision making and the control mechanisms to ensure strategies and management instructions are implemented effectively.

Mitigation

–	Defining individual and collective accountabilities for risk management, risk oversight and risk assurance through a three lines of defence model which supports the discharge of responsibilities to customers, shareholders and regulators.

–	Outlining governance arrangements which articulate the enterprise-wide approach to risk management.

MARKET

The risk that our capital or earnings profile is affected by adverse market rates, in particular interest rates and credit spreads in the banking business, and credit spreads in the Group’s defined benefit pension schemes.

Mitigation

–	Structural hedge programmes implemented to manage liability margins and margin compression.

–	Equity and credit spread risks are closely monitored and, where appropriate, asset and liability matching is undertaken.

–	Lloyds Bank Group’s defined benefit pension schemes continue to monitor their credit allocation as well as the hedges in place against nominal rate and inflation movements.

MODEL

The risk of financial loss, regulatory censure, reputational damage or customer detriment, as a result of deficiencies in the development, application and ongoing operation of models and rating systems.

Mitigation

–	The model risk management framework, established by and with continued oversight from an independent team in the Risk division, provides the foundation for managing and mitigating model risk within Lloyds Bank Group.

Risk management is at the heart of Lloyds Bank Group’s strategy to become the best bank for customers.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Risk division’s mission is to protect customers, shareholders, colleagues and Lloyds Bank Group, whilst enabling sustainable growth in targeted segments. This is achieved through informed risk decisions and robust risk management, supported by a consistent risk-focused culture.

The risk overview (pages 19 to 22) provides a summary of risk management within Lloyds Bank Group. It highlights the important role of risk as a strategic differentiator, key areas of focus for risk during 2019, and the role of risk management in enhancing the customer experience, along with an overview of Lloyds Banking Group’s enterprise risk management framework, and the principal risks faced by Lloyds Bank Group.

This full risk management section provides a more in-depth picture of how risk is managed within Lloyds Bank Group, detailing Lloyds Bank Group’s approach to stress testing, risk governance, committee structure, appetite for risk and a full analysis of the principal risk categories (pages 29 to 76), the framework by which risks are identified, managed, mitigated and monitored.

Each principal risk category is described and managed using the following standard headings: definition, exposures, measurement, mitigation and monitoring.

LLOYDS BANK GROUP’S APPROACH TO RISK

Lloyds Bank Group operates a prudent approach to risk with rigorous management controls to support sustainable business growth and minimise losses. Through a strong and independent risk function (Risk division), a robust control framework is maintained to identify and escalate current and emerging risks, support sustainable growth within Lloyds Bank Group’s risk appetite, and to drive and inform good risk reward decision-making.

To meet ring-fencing requirements from 1 January 2019, core UK retail financial services and ancillary retail activities have been ring-fenced from other activities of Lloyds Banking Group. Lloyds Bank Group has adopted the enterprise risk management framework (ERMF) of the Parent Group. Lloyds Bank Group has supplemented the Parent Group enterprise risk management framework with additional risk management related to ring fencing requirements as required. The Parent Group’s Governance framework, which is tailored to meet the entity specific needs of Lloyds Bank Group, is adopted by Lloyds Bank Group to ensure effective corporate governance within Lloyds Bank Group.

The ERMF (see risk overview, page 19) is structured to align with the industry-accepted internal control framework standards.

The ERMF applies to every area of the business and covers all types of risk. It is reviewed, updated and approved by the Board at least annually to reflect any changes in the nature of Lloyds Bank Group’s business and external regulations, law, corporate governance and industry best practice. The ERMF provides Lloyds Bank Group with an effective mechanism for developing and embedding risk policies and risk management strategies which are aligned with the risks faced by its businesses. It also seeks to facilitate effective communication on these matters across Lloyds Bank Group.

Role of the Lloyds Bank Group Board and senior management

Key responsibilities of the Lloyds Bank Group Board and senior management include:

–	approval of the Lloyds Bank Group risk management framework and risk appetite statements.

–	approval of Lloyds Bank Group risk principles and policies.

–	the cascade of delegated authority (for example to Board sub-committees and Lloyds Bank Group Chief Executive).

–	effective oversight of risk management consistent with risk appetite.

Risk appetite

Risk appetite is defined within Lloyds Bank Group as ‘the amount and type of risk that Lloyds Bank Group is prepared to seek, accept or tolerate’ in delivering its strategy.

Lloyds Bank Group strategy and risk appetite are developed in tandem. Business planning aims to optimise value within Lloyds Bank Group risk appetite parameters and deliver on its promise to Help Britain Prosper.

Lloyds Bank Group’s risk appetite statement details the risk parameters within which Lloyds Bank Group operates. The statement forms part of Lloyds Bank Group’s control framework and is embedded into Lloyds Bank Group policies, authorities and limits, to guide decision-making and risk management. The Board is responsible for approving Lloyds Bank Group’s risk appetite statement at least annually. Lloyds Bank Group Board-level metrics are cascaded into more detailed business appetite metrics and limits.

Governance frameworks

Lloyds Bank Group’s approach to risk is founded on a robust control framework and a strong risk management culture which are the foundation for the delivery of effective risk management and guide the way all employees approach their work, behave and make decisions.

Governance is maintained through delegation of authority from the Board to individuals through the management hierarchy. Senior executives are supported by a committee-based structure which is designed to ensure open challenge and support effective decision-making.

Lloyds Bank Group’s risk appetite, principles, policies, procedures, controls and reporting are regularly reviewed and updated where needed to ensure they remain fully in-line with regulation, law, corporate governance and industry good practice.

The interaction of the executive and non-executive governance structures relies upon a culture of transparency and openness that is encouraged by both the Board and senior management.

Board-level engagement, coupled with the direct involvement of senior management in Group-wide risk issues at Group Executive Committee level, ensures that escalated issues are promptly addressed and remediation plans are initiated where required.

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

The risk committee governance framework is outlined on page 26.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Three lines of defence model

The ERMF is implemented through a ‘three lines of defence’ model which defines clear responsibilities and accountabilities and ensures effective independent oversight and assurance activities take place covering key decisions.

Business lines (first line) have primary responsibility for risk decisions, identifying, measuring, monitoring and controlling risks within their areas of accountability. They are required to establish effective governance and control frameworks for their business to be compliant with Lloyds Banking Group policy requirements, to maintain appropriate risk management skills, mechanisms and toolkits, and to act within Lloyds Bank Group risk appetite parameters set and approved by the Board.

Risk division (second line) is a centralised function, headed by the Chief Risk Officer, providing oversight and independent constructive challenge to the effectiveness of risk decisions taken by business management, providing proactive advice and guidance, reviewing, challenging and reporting on the risk profile of Lloyds Bank Group and ensuring that mitigating actions are appropriate.

It also has a key role in promoting the implementation of a strategic approach to risk management reflecting the risk appetite and ERMF agreed by the Board that encompasses:

–	overseeing embedding of effective risk management processes.

–	transparent, focused risk monitoring and reporting.

–	provision of expert and high quality advice and guidance to the Board, executives and management on strategic issues and horizon scanning, including pending regulatory changes.

–	a constructive dialogue with the first line through provision of advice, development of common methodologies, understanding, education, training, and development of new risk management tools.

The primary role of Internal Audit (third line) is to help the Board and senior executive management protect the assets, reputation and sustainability of Lloyds Bank Group. The internal audit function is led by the Group Chief Internal Auditor. The internal audit function provides independent assurance to the Audit Committee and the Board through performing reviews and engaging with committees and senior executive management, providing opinion and challenge on risk and the state of the control environment. The internal audit function is a single independent internal audit function, reporting to the Board Audit Committee of Lloyds Banking Group and the Board Audit Committee of the key subsidiaries.

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

Identified risks are reported on a monthly basis or as frequently as necessary to the appropriate committee. The extent of the risk is compared to the overall risk appetite as well as specific limits or triggers. When thresholds are breached, committee minutes are clear on the actions and timeframes required to resolve the breach and bring risk within tolerances. There is a clear process for escalation of risks and risk events.

All business areas complete a Control Effectiveness Review (CER) annually, reviewing the effectiveness of their internal controls and putting in place a programme of enhancements where appropriate. The CER reports are approved at divisional risk committees or directly by the relevant member of Lloyds Bank Group Executive Committee to confirm the accuracy of the assessment. This key process is overseen and independently challenged by Risk division, reviewed by Group Internal Audit against the findings of its assurance activities, and reported to the Board.

Risk culture

Based on Lloyds Bank Group’s conservative business model, prudent approach to risk management, and guided by the Board, the senior management articulates the core risk values to which Lloyds Bank Group aspires, and sets the tone at the top, with a strong focus on building and sustaining long-term relationships with customers, through the economic cycle. Lloyds Banking Group’s Code of Responsibility, which also applies to Lloyds Bank Group, reinforces colleagues’ accountability for the risks they take and their responsibility to prioritise their customers’ needs.

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

Financial reporting risk management systems and internal controls

Lloyds Bank Group maintains risk management systems and internal controls relating to the financial reporting process which are designed to:

–	ensure that accounting policies are appropriately and consistently applied, transactions are recorded accurately, and undertaken in accordance with delegated authorities, that assets are safeguarded and liabilities are properly stated.

–	enable the calculation, preparation and reporting of financial, prudential regulatory and tax outcomes in accordance with applicable International Financial Reporting Standards, statutory and regulatory requirements.

–	enable certifications by the Senior Accounting Officer relating to maintenance of appropriate tax accounting and in accordance with the 2009 Finance Act.
24

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

–	ensure that disclosures are made on a timely basis in accordance with statutory and regulatory requirements (for example UK Finance Code for Financial Reporting Disclosure and the US Sarbanes Oxley Act).

–	ensure ongoing monitoring to assess the impact of emerging regulation and legislation on financial, prudential regulatory and tax reporting.

–	ensure an accurate view of Lloyds Bank Group’s performance to allow the Board and senior management to appropriately manage the affairs and strategy of the business as a whole.

Lloyds Bank Group has a Disclosure Committee which assists the Lloyds Bank Group Chief Executive and Chief Financial Officer in fulfilling their disclosure responsibilities under relevant listing and other regulatory and legal requirements. In addition, the Audit Committee reviews the quality and acceptability of Lloyds Bank Group’s financial disclosures.

Risk decision-making and reporting

Risk analysis and reporting enables better understanding of risks and returns, supporting the identification of opportunities as well as better management of risks.

An aggregate view of Lloyds Bank Group’s overall risk profile, key risks and management actions, and performance against risk appetite is reported to and discussed monthly at Lloyds Bank Group Risk Committee with regular reporting to the Board Risk Committee and the Board.

Rigorous stress testing exercises are carried out to assess the impact of a range of adverse scenarios with different probabilities and severities to inform strategic planning.

The Chief Risk Officer regularly informs the Board Risk Committee of the aggregate risk profile and has direct access to the Chairman and members of Board Risk Committee.

Principal risks

Lloyds Bank Group’s principal risks are shown in the risk overview (pages 21 to 22). Full analysis of Lloyds Bank Group’s risk categories is on pages 29 to 76 .

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RISK GOVERNANCE

The risk governance structure below is integral to effective risk management across Lloyds Banking Group, including Lloyds Bank Group. Risk division is appropriately represented on key committees to ensure that risk management is discussed in these meetings. This structure outlines the flow and escalation of risk information and reporting from business areas and Risk division to Lloyds Bank Group Executive Committee and Board. Conversely, strategic direction and guidance is cascaded down from the Board and Lloyds Bank Group Executive Committee.

Company Secretariat supports senior and Board-level committees, and supports the Chairs in agenda planning. This gives a further line of escalation outside the three lines of defence.

Table A: Risk governance structure

Group Chief Executive Committees

–	Group Executive Committee (GEC)
–	Group and Ring-Fenced Banks Risk Committees (GRC)
–	Group and Ring-Fenced Banks Asset and Liability Committees (GALCO)
–	Group and Ring-Fenced Banks Customer First Committees
–	Group and Ring-Fenced Banks Cost Management Committees
–	Group and Ring-Fenced Banks Conduct Review Committees
–	Group and Ring-Fenced Banks People Committees
–	Group and Ring-Fenced Banks Sustainability Committees
–	Senior Independent Performance Adjustment and Conduct Committees
–	Group and Ring-Fenced Banks Strategic Review 3 Committees

Business area principal Enterprise Risk Committees

–	Commercial Banking Risk Committee
–	Retail Bank Risk Committee
–	Insurance and Wealth Risk Committee
–	Group Transformation Risk Committee
–	Finance Risk Committee
–	People and Productivity Risk Committee
–	Group Corporate Affairs Risk Committee
–	Group People Risk Committee
–	Responsible Business and Inclusion and Diversity Risk Committee

Risk Division Committees and Governance

–	Credit Risk Committees
–	Group Market Risk Committee
–	Group Conduct, Compliance and Operational Risk Committee
–	Group Fraud and Financial Crime Prevention Committee
–	Group Financial Risk Committee
–	Group Capital Risk Committee
–	Group Model Governance Committee
–	Ring-Fenced Bank Perimeter Oversight Committee

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Board, Executive and Risk Committees

Lloyds Bank Group’s risk governance structure (see table A) strengthens risk evaluation and management, while also positioning Lloyds Bank Group to manage the changing regulatory environment in an efficient and effective manner.

Assisted by the Lloyds Bank Group Board Risk and Audit Committees, the Board approves Lloyds Bank Group’s overall governance, risk and control frameworks and risk appetite. Refer to the Corporate Governance section on pages 81 to 86, for further information on Board committees.

The divisional and functional risk committees review and recommend divisional and functional risk appetite and monitor local risk profile and adherence to appetite.

Table B: Executive and Risk Committees

Lloyds Bank Group Chief Executive is supported by the following:

Committees	Risk focus
Group Executive Committee (GEC)	Assists Lloyds Bank Group Chief Executive in exercising their authority in relation to material matters having strategic, cross-business area or Group-wide implications.
Group and Ring-Fenced Banks Risk Committees (GRC)	Responsible for the development, implementation and effectiveness of Lloyds Bank Group’s enterprise risk management framework, the clear articulation of Lloyds Bank Group’s risk appetite and monitoring and reviewing of Lloyds Bank Group’s aggregate risk exposures and concentrations of risk.
Group and Ring-Fenced Banks Asset and Liability Committees (GALCO)	Responsible for the strategic direction of Lloyds Bank Group’s assets and liabilities and the profit and loss implications of balance sheet management actions. The committee reviews and determines the appropriate allocation of capital, funding and liquidity, and market risk resources and makes appropriate trade-offs between risk and reward.
Group and Ring-Fenced Banks Customer First Committees	Provides a Group-wide perspective of customer experience and the governing body of customer plans and targets including governing targets and plans, oversight of customer outcomes and experience, and learning through best practice externally and leveraging Group memberships and partnerships.
Group and Ring-Fenced Banks Cost Management Committees	Leads and shapes Lloyds Bank Group’s approach to cost management, ensuring appropriate governance and process over Group-wide cost management activities and effective control of Lloyds Bank Group’s cost base.
Group and Ring-Fenced Banks Conduct Review Committees	Provides senior management oversight, challenge and accountability in connection with Lloyds Bank Group’s engagement with conduct review matters as agreed with Lloyds Bank Group Chief Executive.
Group and Ring-Fenced Banks People Committees	Oversees Lloyds Banking Group’s people and colleague policies, the remuneration policy and Group-wide remuneration matters, oversees compliance with Senior Manager and Certification Regime (SM&CR) and other regulatory requirements, monitors colleague engagement surveys, progress of Lloyds Bank Group towards its culture targets and oversees the implementation of action plans.
Group and Ring-Fenced Banks Sustainability Committees	Recommends and implements the strategy and plans for delivering Lloyds Bank Group’s aspiration to be viewed as a trusted responsible business as part of the purpose of Helping Britain Prosper.
Senior Independent Performance Adjustment and Conduct Committees	Responsible for providing recommendations regarding performance adjustment, including the individual risk-adjustment process and risk-adjusted performance assessment, and making final decisions on behalf of Lloyds Bank Group on the appropriate course of action relating to conduct breaches, under the formal scope of the SM&CR.
Group and Ring-Fenced Banks Strategic Review 3 Committees	Responsible for monitoring the progress of transformation across Lloyds Bank Group, acting as a clearing house to resolve issues and facilitate resolution of issues where necessary and to drive the execution of Lloyds Bank Group’s transformation agenda as agreed by Lloyds Bank Group Chief Executive.

Lloyds Bank Group Risk Committee is supported through escalation and ongoing reporting by business area risk committees, cross-divisional committees addressing specific matters of Group-wide significance and the following second line of defence Risk committees which ensure effective oversight of risk management:

Credit Risk Committees	Review material credit risk, both current and emerging, and adherence to agreed risk appetite; provide insight into the performance of material credit portfolios against expectation, forecast, metrics, portfolio controls to ensure they remain within agreed credit risk appetite; provide assurance that new business is being written within agreed credit risk appetite; ensure credit risk exposures causing concerns and any risks or issues are identified as early as possible so that remedial action may be taken; review information on credit impairment levels and allowance for expected credit losses; review information on the performance of credit risk models; and the reporting of monitoring activities relating to residual value risk.
Group Market Risk Committee	Reviews and recommends market risk appetites. Monitors and oversees market risk exposures across Lloyds Bank Group and adherence to Board risk appetite. Approves the framework and designation of books between the Trading Book and the Banking Book for regulatory purposes. Responsible for reviewing and proposing changes to the market risk management framework, and for reviewing adequacy of data quality for managing market risks.
Group Conduct, Compliance and Operational Risk Committee	Acts as a Risk community forum to independently challenge and oversee Lloyds Bank Group-wide risk and control environment, using read-across and lessons learned from the three lines of defence to ensure that Lloyds Bank Group-wide risk profile adapts to emerging risks, trends and themes, and the control environment is sustainable to deliver the Bank of the Future.
27

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Group Fraud and Financial Crime Prevention Committee	The Fraud and Financial Crime Prevention Committee brings together accountable stakeholders and subject matter experts to ensure that the development and application of fraud and financial crime risk management complies with Lloyds Bank Group’s Strategic Aims, Group Corporate Responsibility, Group risk appetite and Group Fraud and Financial Crime (Anti-Money Laundering, Anti-bribery and Sanctions) policies. It provides direction and appropriate focus on priorities to enhance Lloyds Bank Group’s fraud and financial crime risk management capabilities in line with business and customer objectives whilst aligning to Lloyds Bank Group’s target operating model.
Group Financial Risk Committee	Responsible for overseeing, reviewing, challenging and recommending to senior executives and Board committees on internal and regulatory stress tests, Internal Capital Adequacy Assessment Process, Individual Liquidity Assessment Process, Pillar 3 disclosures, Recovery and Resolution Plans, and other analysis as required.
Group Capital Risk Committee	Responsible for providing oversight of all relevant capital matters within Lloyds Bank Group and material subsidiaries, including the latest capital position and plans, risk appetite proposals, Pillar 2 development updates relating to ICAAP, Recovery and Resolution and the impact from regulatory reforms and accounting developments specific to capital.
Group Model Governance Committee	Responsible for approving the model governance framework, the associated policy and related principles and procedures; reviewing and approving models, model changes, model extensions and capital post model adjustments; recommending those models which require GRC approval to GRC; approving summary of model performance, approving any appropriate corrective actions; and supporting approval of risk appetite performance and escalating as required.
Ring Fenced Bank Perimeter Oversight Committee	The Committee escalates perimeter control breaches to the Lloyds Bank Group Board and the Lloyds Bank Group Board Risk Committee.

CAPITAL STRESS TESTING

Overview

Stress testing is recognised as a key risk management tool by the Boards, senior management, the businesses and the Risk and Finance functions of all parts of Lloyds Bank Group and its legal entities. It is fully embedded in the planning process of Lloyds Bank Group and its legal entities as a key activity in medium-term planning, and senior management is actively involved in stress testing activities via a strict governance process.

Scenario stress testing is used for:

Risk Identification:

–	Understand key vulnerabilities of Lloyds Bank Group and its key legal entities under adverse economic conditions.

Risk Appetite:

–	Assess the results of the stress test against the risk appetite of all parts of Lloyds Bank Group to ensure Lloyds Bank Group and its legal entities are managed within their risk parameters.

–	Inform the setting of risk appetite by assessing the underlying risks under stress conditions.

Strategic and Capital Planning:

–	Allow senior management and the Boards of Lloyds Bank Group and its applicable legal entities to adjust strategies if the plan does not meet risk appetite in a stressed scenario.

–	Support the Internal Capital Adequacy Assessment Process (ICAAP) by demonstrating capital adequacy that is used to inform the setting of the Prudential Regulation Authority (PRA) and management buffers (see capital risk on pages 62 to 68) of Lloyds Bank Group and its separately regulated legal entities.

Risk Mitigation:

–	Drive the development of potential actions and contingency plans to mitigate the impact of adverse scenarios. Stress testing also links directly to the recovery planning process of Lloyds Bank Group and its legal entities.

Internal stress tests

On at least an annual basis, Lloyds Bank Group conducts macroeconomic stress tests of the operating plan, which are supplemented with higher-level refreshes if necessary. The exercise aims to highlight the key vulnerabilities of Lloyds Bank Group’s and its legal entities’ business plans to adverse changes in the economic environment, and to ensure that there are adequate financial resources in the event of a downturn.

Reverse stress testing

Reverse stress testing is used to explore the vulnerabilities of Lloyds Bank Group’s and its key legal entities’ strategies and plans to extreme adverse events that would cause the businesses to fail. Where this identifies plausible scenarios with an unacceptably high risk, Lloyds Bank Group or its entities will adopt measures to prevent or mitigate that and reflect these in strategic plans.

Other stress testing activity

Lloyds Bank Group’s stress testing programme also involves undertaking assessments of liquidity scenarios, market risk sensitivities and scenarios, and business specific scenarios (see the principal risk categories on pages 29 to 76 for further information on risk-specific stress testing). If required, ad hoc stress testing exercises are also undertaken to assess emerging risks, as well as in response to regulatory requests. This wide ranging programme provides a comprehensive view of the potential impacts arising from the risks to which Lloyds Bank Group is exposed and reflects the nature, scale and complexity of Lloyds Bank Group. From 2020 onwards, climate change risk stress testing will be considered as part of the implementation of the recommendations of the Taskforce on Climate-related Financial Disclosures (TCFD).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Methodology

The stress tests at all levels must comply with all regulatory requirements, achieved through the comprehensive construction of macroeconomic scenarios and a rigorous divisional, functional, risk and executive review and challenge process, supported by analysis and insight into impacts on customers and business drivers.

The engagement of all required business, Risk and Finance teams is built into the preparation process, so that the appropriate analysis of each risk category’s impact upon the business plans is understood and documented. The methodologies and modelling approach used for stress testing ensure that a clear link is shown between the macroeconomic scenarios, the business drivers for each area and the resultant stress testing outputs. All material assumptions used in modelling are documented and justified, with a clearly communicated review and sign-off process. Modelling is supported by expert judgement and is subject to the Lloyds Banking Group Model Governance Policy.

Governance

Clear accountabilities and responsibilities for stress testing are assigned to senior management and the Risk and Finance functions throughout Lloyds Bank Group and its key legal entities. This is formalised through Lloyds Banking Group Business Planning and Stress Testing Policy and Procedure, which are reviewed at least annually.

The Group Financial Risk Committee (GFRC), chaired by the Chief Risk Officer and attended by the Chief Financial Officer and other senior Risk and Finance colleagues, is the committee that has primary responsibility for overseeing the development and execution of Lloyds Bank Group’s stress tests.

The review and challenge of Lloyds Bank Group’s detailed stress forecasts, the key assumptions behind these, and the methodology used to translate the economic assumptions into stressed outputs conclude with the divisional Finance Directors’, appropriate Risk Directors’ and Managing Directors’ sign-off. The outputs are then presented to GFRC and Board Risk Committee for review and challenge, before being approved by the Board.

FULL ANALYSIS OF RISK CATEGORIES

Lloyds Bank Group’s risk framework covers all types of risk which affect Lloyds Bank Group and could impact on the achievement of its strategic objectives. A detailed description of each category is provided on pages 29 to 76.

Risk categories recognised by Lloyds Bank Group are periodically reviewed to ensure that they reflect Lloyds Bank Group risk profile in light of internal and external factors, such as Lloyds Bank Group strategy and the regulatory environment in which it operates. There have been no changes to the risk categories during 2019.

Primary risk categories	Secondary risk categories
Change/Execution risk	– Change/Execution
Page 30

Data risk	– Data
Page 30

Operational resilience risk	– Operational resilience
Page 31

Strategic risk	– Strategic
Page 32

Credit risk	– Retail	– Commercial credit
Page 33

Regulatory and legal risk	– Regulatory compliance	– Legal
Page 58

Conduct risk	– Conduct
Page 58

Operational risk	– Business process	– Fraud
Page 60	– Cyber and information security	– Internal service provision
	– External service provision	– IT systems
	– Financial crime	– Physical security/health and safety
	– Financial reporting	– Sourcing

People risk	– People
Page 61

Capital risk	– Capital
Page 62

Funding and liquidity risk	– Funding and liquidity
Page 68

Governance risk	– Governance
Page 71

Market risk	– Trading book	– Pensions
Page 72	– Banking book

Model risk	– Model

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Lloyds Bank Group considers both reputational and financial impact in the course of managing all its risks and therefore does not classify reputational impact as a separate risk category.

CHANGE AND EXECUTION RISK

DEFINITION

Change and execution is defined as the risk that, in delivering its change agenda, Lloyds Bank Group fails to ensure compliance with laws and regulation, maintain effective customer service and availability, and/or operation within Lloyds Bank Group’s risk appetite.

EXPOSURES

Change and execution risks arise when Lloyds Bank Group undertakes activities which require products, processes, people, systems or controls to change. These changes can be as a result of external drivers (for example, a new piece of regulation that requires Lloyds Bank Group to put in place a new process or reporting) and internal drivers (such as the strategic transformation that is outlined in Lloyds Banking Group’s GSR3).

MEASUREMENT

Lloyds Bank Group currently measures change and execution risk against a defined risk appetite metric which is a combination of leading, quality and delivery indicators across the investment portfolio. These indicators are reported through defined internal governance structures in the form of a monthly execution risk dashboard. An associated measure, based on the aggregate performance of the dashboard is included in Lloyds Bank Group Balanced Scorecard.

MITIGATION

Lloyds Bank Group takes a range of mitigating actions with respect to change and execution risk. These include the following:

–	The Board establishes a Group-wide risk appetite and metric for change and execution risk.

–	Ensuring compliance with the Change policy and associated policies and procedures, which set out the principles and key controls that apply across the business and are aligned to Lloyds Bank Group risk appetite.

–	Businesses assess the potential impacts of undertaking any change activity on their ability to execute effectively, and the potential consequences for the existing risk profiles.

–	The implementation of effective governance and control frameworks to ensure adequate controls are in place to manage the change activity and act to mitigate the change and execution risks identified. These controls are monitored in line with the Change policy and any additional monitoring that is deemed necessary.

–	Events related to change activities are escalated and managed appropriately in line with risk framework guidance.

MONITORING

Change and execution risks from across Lloyds Bank Group are monitored and reported through to Board and Group Governance Committees in accordance with Lloyds Bank Group’s enterprise risk management framework and aligned to Lloyds Banking Group’s GSR3 activities. Risk exposures are discussed monthly through established governance through to Lloyds Bank Group Transformation Risk Committee with upwards reporting to Board Risk and Executive Committees. In addition, oversight, challenge and reporting are completed at Risk division level to provide oversight of management of risks and the effectiveness of controls, recommending follow up remedial action if required. All material change and execution risk events are escalated in accordance with the formal Lloyds Banking Group Operational Risk policy and Change policy.

DATA RISK

DEFINITION

Data risk is defined as the risk of Lloyds Bank Group failing to effectively govern, manage and control its data (including data processed by third party suppliers), leading to unethical decisions, poor customer outcomes, loss of value to Lloyds Bank Group and mistrust.

EXPOSURES

Data risk is present in all aspects of the business where data is processed, both within Lloyds Bank Group and by third parties including colleague and contractor, prospective and existing customer, client lifecycle and insight processes. Data risk manifests:

–	When personal data is not gathered legally, for a legitimate purpose, or is not managed/protected from misuse and/or processed in a way that complies with General Data Protection Regulations (GDPR) and other data privacy regulatory obligations.

–	When data quality (accuracy, completeness, consistency, uniqueness, validity and timeliness) is not managed, resulting in data used in systems, processes and products not being fit for the intended purpose.

–	When data records are not created, retained, protected and destroyed appropriately and when data records cannot be retrieved in a timely manner.

–	When data governance fails to provide robust oversight of data decision-making and the control mechanisms to ensure strategies and management instructions are implemented effectively.

–	When data standards are not maintained across core data, data management risks are not managed and data related issues are not remediated as a result of poor data management resulting in inaccurate, incomplete data that is not available at the right time, to the right people, to enable business decisions to be made, and regulatory reporting requirements to be fulfilled.

–	When critical data mapping and data information standards are not followed impacting compliance, traceability and understanding of data.

MEASUREMENT

Data risk is measured through a series of quantitative and qualitative indicators, aligned to key sources of data risk for Lloyds Bank Group covering data governance, data management and data privacy and ethics. In addition to risk appetite measures and limits, data risks and controls are monitored and governed on a monthly basis through divisional risk committees. Significant issues are escalated to Group Risk Committee.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MITIGATION

Data risk is a key component of Lloyds Bank Group’s enterprise risk management framework, where the focus is on the end to end management of data risk. This ensures that risks are identified, measured, managed, monitored and reported using the risk and control self-assessment process. Significant investment has been made to enhance the maturity of data risk management in recent years. In addition to the General Data Protection programme which delivered the necessary infrastructure to achieve compliance with the new regulations in May 2018, a number of other large investments and remediation projects include:

–	Enhancing capability by investing in professional training for data privacy managers.

–	Enhancing assurance over of suppliers.

–	Delivered enhanced controls and processes for data retention and destruction, deleting large volumes of historic over-retained data.

–	Delivering increased level of data maturity against the Data Management Capability Assessment Model.

Where required, these projects have also delivered enhancements to colleague and client training, vetting procedures and access controls processes.

MONITORING

Data risk is governed through divisional risk committees and significant issues are escalated to Group Risk Committee, in accordance with Lloyds Bank Group’s enterprise risk management framework. Risk exposures are discussed at divisional risk committees, where oversight, challenge and reporting are completed to assess the effectiveness of controls. Remedial action is recommended, if required. All material data risk events are escalated in accordance with Lloyds Banking Group Operational Risk policy and Data risk policies to the respective divisional Managing Directors and Conduct, Compliance and Operational Risk, including, where personal data is concerned, Lloyds Bank Group Data Protection Officer. In addition, Group-wide data risk issues and the top data risks that Group faces are discussed at Group Data Committee

A number of activities support the close monitoring of data risk including:

–	Design and monitoring of data risk appetite metrics, including key risk indicators and key performance indicators.

–	Monitoring and reporting of progress against the Data Capability Assessment Model.

–	Monitoring of significant data related issues.

–	Identification and effective mitigation of data risk when planning and implementing transformation or business change.

–	Implementation of effective controls to mitigate data risk, including data privacy, ethics, data management and records management.

–	Effective monitoring and testing of compliance with data privacy and data management regulatory requirements. For example GDPR and Basel Committee on Banking Supervision (BCBS 239) requirements.

–	Horizon scanning for changes in the external environment, including but not limited to changes to laws, rules and regulations.

OPERATIONAL RESILIENCE RISK

DEFINITION

Operational resilience risk is defined as the risk that Lloyds Bank Group fails to design resilience into business operations, underlying infrastructure and controls (people, process, technology) so that it is able to withstand external or internal events which could impact the continuation of operations, and/ or fails to respond in a way which meets customer and stakeholder expectations and needs when the continuity of operations is compromised.

EXPOSURES

Ineffective operational resilience risk management could lead to vital services not being available to customers, and in extreme circumstances, bank failure could result. Lloyds Bank Group has in place a transparent and effective operating model to identify and monitor critical business processes from a customer, Group and financial industry perspective. The failure to adequately build resilience into a critical business process may occur in a variety of ways, including:

–	Lloyds Bank Group being overly reliant on one location to deliver a critical business process.

–	Lloyds Bank Group not having an adequate succession plan in place for designated subject matter experts.

–	Lloyds Bank Group being overly reliant on a supplier which fails to provide a service.

–	A weakness in Lloyds Bank Group’s cyber or security defences leaving it vulnerable to an attack.

–	Lloyds Bank Group failing to upgrade its IT systems and leaving them vulnerable to failure.

–	Operational resilience and damage to physical assets including: terrorist acts, other acts of war or hostility, geopolitical, pandemic or other such events.

Effective operational resilience ensures Lloyds Bank Group designs resilience into its systems, is able to withstand and/or recover from a significant unexpected event occurring and can continue to provide services to its customers. A significant outage could result in customers being unable to access accounts or conduct transactions, which as well as presenting significant reputational risk for Lloyds Bank Group would negatively impact Lloyds Bank Group’s purpose of Helping Britain Prosper. Operational resilience is also an area of continued regulatory and industry focus, similar in importance to financial resilience.

Failure to manage operational resilience effectively could impact the following other risk categories:

–	Regulatory compliance – non-compliance with new/existing operational resilience regulations, for example, through failure to identify emerging regulation or not embedding regulatory requirements within Lloyds Bank Group’s policies, processes and procedures.

–	Operational risk – being unable to safely provide customers with business services.

–	Conduct risk – an operational resilience failure may render Lloyds Bank Group liable to fines from the FCA for poor conduct.

–	Market risk – Lloyds Bank Group being unable to provide key services could have ramifications for the wider market and could impact share price.
31

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MEASUREMENT

Operational resilience risk is managed across Lloyds Bank Group through Lloyds Bank Group’s enterprise risk management framework and Operational risk policies. Lloyds Bank Group’s enterprise risk management framework includes a risk and control self-assessment process, risk impact likelihood matrix, key risk and control indicators, risk appetite, a robust incident management and escalation process, scenario analysis and an Operational Loss Process. Board risk appetite metrics are in place and are well understood. These specific measures are subject to ongoing monitoring and reporting, including a mandatory review of thresholds on at least an annual basis. To strengthen the management of operational resilience risk, Lloyds Bank Group mobilised an operational resilience enhancement programme which is designed to focus on end to end resilience and the management of key risks to critical processes.

MITIGATION

Lloyds Bank Group has increased its focus on operational resilience and has updated its operational resilience strategy to reflect changing priorities of both customers and regulators. Lloyds Bank Group is carefully considering the publication of the consultation paper by the FCA, PRA and Bank of England (December 2019). Focus will be given to ensure that Lloyds Bank Group’s strategy and approach to operational resilience aligns with industry thinking and expectation. At the core of its approach to operational resilience are Lloyds Bank Group’s critical business processes which drive all activity, including further mapping of the processes to identify any additional resilience requirements such as impact tolerances in the event of a service outage. Lloyds Bank Group continues to develop playbooks that guide Lloyds Bank Group’s response to a range of interruptions from internal and external threats and tests these through scenario-based testing and exercising.

Lloyds Bank Group’s strategic review considers the changing risk management requirements, adapting the change delivery model to be more agile and develop the people skills and capabilities needed to be a ‘Bank of the Future’. Lloyds Bank Group continues to review and invest in its control environment to ensure it addresses the risks it faces. Risks are reported and discussed at local governance forums and escalated to executive management and Board as appropriate. Lloyds Bank Group employs a range of risk management strategies, including: avoidance, mitigation, transfer (including insurance) and acceptance. Where there is a reliance on third-party suppliers to provide services, Lloyds Banking Group’s Sourcing policy ensures that outsourcing initiatives follow a defined process including due diligence, risk evaluation and ongoing assurance.

Mitigating actions to the principal operational resilience risk are:

–	Cyber: the threat landscape associated with cyber risk continues to evolve and there is significant regulatory attention on this subject. The Board continues to invest heavily to protect Lloyds Bank Group from cyber-attacks. Investment continues to focus on improving Lloyds Bank Group’s approach to identity and access management, improving capability to detect and respond to cyber-attacks and improved ability to manage vulnerabilities across the estate.

–	IT resilience: Lloyds Bank Group continues to optimise its approach to IT and operational resilience by investing in technology improvements and enhancing the resilience of systems that support Lloyds Bank Group’s critical business processes, primarily through the technology resilience programme, with independent verification of progress on an annual basis. The Board recognises the role that resilient technology plays in achieving Lloyds Bank Group’s strategy of becoming the best bank for customers and in maintaining banking services across the wider industry. As such, the Board dedicates considerable time and focus to this subject at both the Board and the Board Risk Committee, and continues to sponsor key investment programmes that enhance resilience.

–	People: Lloyds Bank Group acknowledges the risks associated to the failure to maintain appropriately skilled and available colleagues. Lloyds Bank Group continues to optimise its approach to ensure that where applicable, colleagues are capable of supporting a critical business process. Key controls and processes are regularly reported to committee(s) and alignment to Lloyds Bank Group Strategic Review is closely monitored.

–	Property: Lloyds Bank Groups’ property portfolio remains a key focus in ensuring resilience requirements are appropriately maintained. Processes are in place to identify key buildings where a critical business process is performed. Depending on criticality, a number of mitigating controls are in place to manage the risk of severe critical business process disruption. Lloyds Bank Group remains committed to investment in the upkeep of the property portfolio, primarily through Lloyds Bank Group Property upkeep investment programme.

–	Sourcing: the threat landscape associated with third party suppliers and the critical services they provide continues to receive a significant amount of regulatory attention. Lloyds Bank Group acknowledges the importance demonstrating control and responsibility for those critical business services which could cause significant harm to Lloyds Bank Group customers. Risks and controls are regularly reported through committee(s) and is further supported via the mobilisation of the Sourcing enterprise programme.

MONITORING

Monitoring and reporting of operational resilience risk is undertaken at Board, Group, entity and divisional committees. Each committee monitors key risks, control effectiveness, key risk and control indicators, events, operational losses, risk appetite metrics and the results of independent testing conducted by the Risk division and/or Group Internal Audit.

Lloyds Bank Group maintains a formal approach to operational risk event escalation, whereby material events are identified, captured and escalated. Root causes are determined and action plans put in place to ensure an optimum level of control to keep customers and the business safe, reduce costs, and improve efficiency.

STRATEGIC RISK

DEFINITION

The risks which result from strategic plans which do not adequately reflect trends in external factors, ineffective business strategy execution, or failure to respond in a timely manner to external environments or changes in stakeholder behaviours and expectations.

EXPOSURES

Lloyds Bank Group faces significant risks due to the changing regulatory and competitive environments in the financial services sector, with an increased pace, scale and complexity of change. Customers, shareholders and employees expectations continue to evolve, with indications that current societal trends may accelerate, impacting Lloyds Bank Group’s ability to respond accordingly, and negatively impacting Lloyds Bank Group’s relevance in society.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MEASUREMENT

Lloyds Bank Group assesses and monitors the impact of the strategic risk implications of new business, product entries and other strategic initiatives, as part of the business planning processes and stress testing scenarios.

MITIGATION

Lloyds Bank Group has a number of mitigating actions to manage strategic risk, including:

–	Continued digitisation of customer journeys, thereby enabling the delivery of market leading customer experiences that are seamless, accessible and personal.

–	Robust operating and contingency planning to ensure potential impacts of strategic initiatives and external drivers are mitigated.

–	Continued focus on increasing the efficiency of Lloyds Bank Group’s operations to ensure investment capacity, responsiveness and effectiveness to respond to external trends.

–	Development of a compelling colleague proposition to continue to attract talent to Lloyds Bank Group.

MONITORING

A review of Lloyds Bank Group’s emerging and strategic risks, which includes the risks to the current strategic review and the mitigating actions, is undertaken on an annual basis and the findings are reported to Lloyds Bank Group and Board Risk Committees.

CREDIT RISK

DEFINITION

Credit risk is defined as the risk that parties with whom Lloyds Bank Group has contracted fail to meet their financial obligations (both on and off-balance sheet).

EXPOSURES

The principal sources of credit risk within Lloyds Bank Group arise from loans and advances, contingent liabilities, commitments, debt securities and derivatives to customers, financial institutions and sovereigns. The credit risk exposures of Lloyds Bank Group are set out in note 46.

In terms of loans and advances, (for example mortgages, term loans and overdrafts) and contingent liabilities (for example credit instruments such as guarantees and documentary letters of credit), credit risk arises both from amounts advanced and commitments to extend credit to a customer or bank. With respect to commitments to extend credit, Lloyds Bank Group is also potentially exposed to an additional loss up to an amount equal to the total unutilised commitments. However, the likely amount of loss may be less than the total unutilised commitments, as most retail and certain commercial lending commitments may be cancelled based on regular assessment of the prevailing creditworthiness of customers. Most commercial term commitments are also contingent upon customers maintaining specific credit standards.

Credit risk also arises from debt securities and derivatives. Lloyds Bank Group’s credit risk exposure is limited to the current cost of replacing contracts with a positive value to Lloyds Bank Group. Such amounts are reflected in note 46.

Additionally, credit risk arises from leasing arrangements where Lloyds Bank Group is the lessor. Note 2(J) on page F-19 provides details on Lloyds Bank Group’s approach to the treatment of leases.

The investments held in Lloyds Bank Group’s defined benefit pension schemes also expose Lloyds Bank Group to credit risk. Note 29 on page F-64 provides further information on the defined benefit pension schemes’ assets and liabilities.

Loans and advances, contingent liabilities, commitments, debt securities and derivatives also expose Lloyds Bank Group to refinance risk. Refinance risk is the possibility that an outstanding exposure cannot be repaid at its contractual maturity date. If Lloyds Bank Group does not wish to refinance the exposure then there is refinance risk if the obligor is unable to repay by securing alternative finance. This may occur for a number of reasons which may include: the borrower is in financial difficulty, because the terms required to refinance are outside acceptable appetite at the time or the customer is unable to refinance externally due to a lack of market liquidity. Refinance risk exposures are managed in accordance with Lloyds Bank Group’s existing credit risk policies, processes and controls, and are not considered to be material given Lloyds Bank Group’s prudent and through the cycle credit risk appetite. Where heightened refinance risk exists exposures are minimised through intensive account management and, where appropriate, are classed as impaired and/or forborne.

MEASUREMENT

The process for credit risk identification, measurement, and control is integrated into the Board-approved framework for credit risk appetite and governance.

Credit risk is measured from different perspectives using a range of appropriate modelling and scoring techniques at a number of levels of granularity, including total balance sheet, individual portfolio, pertinent concentrations and individual customer – for both new business and existing lending. Key metrics, such as total exposure, risk-weighted assets, new business quality, concentration risk and portfolio performance, are reported monthly to Risk Committees.

Measures such as expected credit loss (ECL), risk-weighted assets, observed credit performance, predicted credit quality (usually from predictive credit scoring models), collateral cover and quality, and other credit drivers (such as cash flow, affordability, leverage and indebtedness) are used to enable effective risk measurement across Lloyds Bank Group.

In addition, stress testing and scenario analysis are used to estimate impairment losses and capital demand forecasts for both regulatory and internal purposes and to assist in the formulation of credit risk appetite.

As part of the ‘three lines of defence’ model, Risk division is the second line of defence providing oversight and independent challenge to key risk decisions taken by business management. Risk division also tests the effectiveness of credit risk management and internal credit risk controls. This includes ensuring that the control and monitoring of higher risk and vulnerable portfolios and sectors is appropriate and confirming that appropriate loss allowances for impairment are in place. Output from these reviews helps to inform credit risk appetite and credit policy.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

As the third line of defence, Group Internal Audit undertakes regular risk-based reviews to assess the effectiveness of credit risk management and controls.

MITIGATION

Lloyds Bank Group uses a range of approaches to mitigate credit risk.

Prudent, through the cycle credit principles, risk policies and appetite statements: the independent Risk division sets out the credit principles, credit risk policies and credit risk appetite statements. These are subject to regular review and governance, with any changes subject to an approval process. Risk teams monitor credit performance trends and the outlook. Risk teams also test the adequacy of and adherence to credit risk policies and processes throughout Lloyds Bank Group. This includes tracking portfolio performance against an agreed set of credit risk appetite tolerances.

Robust models and controls: see model risk on page 76.

Limitations on concentration risk: there are portfolio controls on certain industries, sectors and products to reflect risk appetite as well as individual, customer and bank limit risk tolerances. Credit policies and appetite statements are aligned to Lloyds Bank Group’s risk appetite and restrict exposure to higher risk countries and potentially vulnerable sectors and asset classes. Note 46 on page F-117 provides an analysis of loans and advances to customers by industry (for commercial customers) and product (for retail customers). Exposures are monitored to prevent both an excessive concentration of risk and single name concentrations. These concentration risk controls are not necessarily in the form of a maximum limit on exposure, but may instead require new business in concentrated sectors to fulfil additional minimum policy and/or guideline requirements. Lloyds Bank Group’s largest credit limits are regularly monitored by the Board Risk Committee and reported in accordance with regulatory requirements.

Defined country risk management framework: the Board sets a broad maximum country risk appetite. Within this, the Executive Credit Approval Committee approves Lloyds Bank Group country risk framework and sovereign limits on an annual basis. Risk based appetite for all countries is set within the independent Risk division, taking into account economic, financial, political and social factors as well as the approved business and strategic plans of Lloyds Bank Group.

Specialist expertise: credit quality is managed and controlled by a number of specialist units within the business and Risk division, which provide for example: intensive management and control; security perfection; maintenance of customer and facility records; expertise in documentation for lending and associated products; sector-specific expertise; and legal services applicable to the particular market segments and product ranges offered by Lloyds Bank Group.

Stress testing: Lloyds Bank Group’s credit portfolios are subject to regular stress testing. In addition to Lloyds Bank Group led, PRA, EBA and other regulatory stress tests, exercises focused on individual divisions and portfolios are also performed. For further information on stress testing process, methodology and governance see page 28.

Frequent and robust credit risk oversight and assurance: oversight and assurance of credit risk is undertaken by independent credit risk oversight functions operating within the Risk division which are part of Lloyds Bank Group’s second line of defence. Their primary objective is to provide reasonable and independent oversight that credit risk is being effectively managed and to ensure that appropriate controls are in place and being adhered to. Group Internal Audit also provides assurance to the Board Audit Committee on the effectiveness of credit risk management controls across Lloyds Bank Group’s activities.

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

The requirement for collateral and the type to be taken at origination will be based upon the nature of the transaction and the credit quality, size and structure of the borrower. For non-retail exposures if required, Lloyds Bank Group will often seek that any collateral include a first charge over land and buildings owned and occupied by the business, a debenture over the assets of a company or limited liability partnership, personal guarantees, limited in amount, from the directors of a company or limited liability partnership and key man insurance. Lloyds Bank Group maintains policies setting out which types of collateral valuation are acceptable, maximum loan to value (LTV) ratios and other criteria that are to be considered when reviewing an application. Other than for project finance, object finance and income-producing real estate where charges over the subject assets are required, the provision of collateral will not determine the outcome of an application. Notwithstanding this, the fundamental business proposition must evidence the ability of the business to generate funds from normal business sources to repay a customer or counterparty’s financial commitment, rather than reliance on the disposal of any security provided.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The extent to which collateral values are actively managed will depend on the credit quality and other circumstances of the obligor and type of underlying transaction. Although lending decisions are primarily based on expected cash flows, any collateral provided may impact the pricing and other terms of a loan or facility granted. This will have a financial impact on the amount of net interest income recognised and on internal loss given default estimates that contribute to the determination of asset quality and returns.

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

Lloyds Bank Group seeks to avoid correlation or wrong-way risk where possible. Under Lloyds Bank Group’s repurchase (repo) policy, the issuer of the collateral and the repo counterparty should be neither the same nor connected. The same rule applies for derivatives. Risk division has the necessary discretion to extend this rule to other cases where there is significant correlation. Countries with a rating equivalent to AA- or better may be considered to have no adverse correlation between the counterparty domiciled in that country and the country of risk (issuer of securities).

Refer to note 46 on page F-154 for further information on collateral.

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

For UK mortgages, Lloyds Bank Group’s policy permits owner occupier applications with a maximum loan to value (LTV) of 95 per cent. This can increase to 100 per cent for specific products where additional security is provided by a supporter of the applicant and held on deposit by Lloyds Bank Group. Applications with an LTV above 90 per cent are subject to enhanced underwriting criteria, including higher scorecard cut-offs and loan size restrictions.

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

Where credit acceptance scorecards are used, new models, model changes and monitoring of model effectiveness are independently reviewed and approved in accordance with the governance framework set by Lloyds Bank Group Model Governance Committee.

Additional mitigation for Commercial customers

Individual credit assessment and independent sanction of customer and bank limits: with the exception of small exposures to SME customers where certain relationship managers have limited delegated sanctioning authority, credit risk in commercial customer portfolios is subject to sanction by the independent Risk division, which considers the strengths and weaknesses of individual transactions, the balance of risk and reward, and how credit risk aligns to Lloyds Bank Group and Divisional risk appetite. Exposure to individual counterparties, groups of counterparties or customer risk segments is controlled through a tiered hierarchy of delegated sanctioning authorities and risk based recommended maximum limit parameters. Approval requirements for each decision are based on a number of factors including, but not limited to, the transaction amount, the customer’s aggregate facilities, credit policy, risk appetite, credit risk ratings and the nature and term of the risk. Lloyds Bank Group’s credit risk appetite criteria for counterparty and customer loan Underwriting is generally the same as that for loans intended to be held to maturity. All hard loan Underwriting must be sanctioned by Risk division. A pre-approved credit matrix may be used for ‘best efforts’ underwriting.

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

Daily settlement limits: settlement risk arises in any situation where a payment in cash, securities or equities is made in the expectation of a corresponding receipt in cash, securities or equities. Daily settlement limits are established for each relevant counterparty to cover the aggregate of all settlement risk arising from Lloyds Bank Group’s market transactions on any single day. Where possible, Lloyds Bank Group uses Continuous Linked Settlement in order to reduce FX settlement risk.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Master netting agreements

It is credit policy that a Lloyds Bank Group approved master netting agreement must be used for all derivative and traded product transactions and must be in place prior to trading, with separate documentation required for each Group entity providing facilities. This requirement extends to trades with clients and the counterparties used for Lloyds Bank Group’s own hedging activities, which may also include clearing trades with Central Counterparties (CCPs). Any exceptions must be approved by the appropriate credit sanctioner. Master netting agreements do not generally result in an offset of balance sheet assets and liabilities for accounting purposes, as transactions are usually settled on a gross basis. However, within relevant jurisdictions and for appropriate counterparty types, master nettings agreements do reduce the credit risk to the extent that, if an event of default occurs, all trades with the counterparty may be terminated and settled on a net basis. Lloyds Bank Group’s overall exposure to credit risk on derivative instruments subject to master netting agreements can change substantially within a short period, since this is the net position of all trades under the master netting agreement.

Other credit risk transfers

Lloyds Bank Group also undertakes asset sales, credit derivative based transactions, securitisations (including Significant Risk Transfer transactions), purchases of credit default swaps and purchase of credit insurance as a means of mitigating or reducing credit risk and/or risk concentration, taking into account the nature of assets and the prevailing market conditions.

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

Models

The performance of all models used in credit risk is monitored in line with Lloyds Bank Group’s model governance framework – see model risk on page 76.

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

Lloyds Bank Group classifies accounts as forborne at the time a customer in financial difficulty is granted a concession. Non-performing exposures can be reclassified as Performing Forborne after a minimum 12 month cure period, providing there are no past due amounts or concerns regarding the full repayment of the exposure. A minimum of a further 24 months must pass from the date the forborne exposure was reclassified as Performing Forborne before the account can exit forbearance. If conditions to exit forbearance are not met at the end of this probation period, the exposure shall continue to be identified as forborne until all the conditions are met.

Lloyds Bank Group’s treatment of loan renegotiations is included in the impairment policy in note 2(H) on page F-18.

Customers receiving support from UK government sponsored programmes

To assist customers in financial distress, Lloyds Bank Group participates in UK government sponsored programmes for households, including the Income Support for Mortgage Interest programme, under which the government pays Lloyds Bank Group all or part of the interest on the mortgage on behalf of the customer. This is provided as a government loan which the customer must repay.

LLOYDS BANK GROUP CREDIT RISK PORTFOLIO IN 2019

Overview

–	Credit quality remains strong despite an uncertain environment

–	Lloyds Bank Group’s loan portfolios continue to be well positioned, reflecting Lloyds Bank Group’s effective risk management and continue to benefit from a low interest rate environment

–	The net asset quality ratio increased to 29 basis points (2018: 22 basis points) as did the impairment charge to £1,362 million (2018: £926 million). This was primarily driven by material charges against two corporate cases in Commercial Banking, along with some weakening in used car prices in Retail

–	Stage 2 loans as a proportion of total loans and advances to customers increased by 0.6 of percentage points to 6.0 per cent (31 December 2018: 5.4 per cent).
36

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

–	Stage 2 expected credit loss allowances as a percentage of drawn balances (coverage) decreased to 3.8 per cent (31 December 2018: 4.2 per cent), largely driven by a reduction in expected credit loss (ECL) allowances in SME due to an enhanced approach to loan amortisation within the IFRS 9 model and a number of other model refinements

–	Stage 3 loans as a proportion of total loans and advances to customers remained stable at 1.2 per cent, with Stage 3 loans and advances up £0.3 billion to £5.6 billion. Coverage of Stage 3 drawn balances reduced to 25.1 per cent (31 December 2018: 27.9 per cent), largely as a result of a reassessment of performance of Secured cases in long-term default and repossession and a change in the mix of Commercial assets due to write-offs and the transfer in of cases with lower likelihood of net loss

Low risk culture and prudent risk appetite

–	Lloyds Bank Group continues to take a prudent approach to credit risk, with robust credit quality and affordability controls at origination and a prudent through the cycle credit risk appetite

–	Although not immune, credit portfolios are well positioned against an uncertain economic outlook and potential market volatility

–	Lloyds Bank Group continues to grow lending to targeted segments in line with strategy, without relaxing credit criteria

–	Lloyds Bank Group’s effective risk management seeks to ensure early identification and management of customers and counterparties who may be showing signs of distress

–	Sector concentrations within the portfolios are closely monitored and controlled, with mitigating actions taken where appropriate. Sector and product caps limit exposure to certain higher risk and vulnerable sectors and asset classes

Table C: Group impairment charge

	Loans and advances to customers £m	Due from fellow Lloyds Banking Group undertakings £m	Financial assets at fair value through other comprehensive income £m	Undrawn balances £m	2019 Total £m	2018[1] £m
Retail	1,063	–	–	(25)	1,038	861
Commercial Banking	306	–	(1)	8	313	80
Central Items	(29)	40	–	–	11	(15)
Total impairment charge	1,340	40	(1)	(17)	1,362	926
Asset quality ratio					0.29%	0.22%
Gross asset quality ratio					0.37%	0.29%

1	Prior period segmental comparatives restated. See note 4 on page F-24.

Group loans and advances to customers

The following pages contain analysis of Lloyds Bank Group’s loans and advances to customers by sub-portfolio. Loans and advances to customers are categorised into the following stages:

Stage 1 assets comprise of newly originated assets (unless purchased or originated credit impaired), as well as those which have not experienced a significant increase in credit risk. These assets carry an expected credit loss allowance equivalent to the expected credit losses that result from those default events that are possible within 12 months of the reporting date (12 month expected credit losses).

Stage 2 assets are those which have experienced a significant increase in credit risk since origination. These assets carry an expected credit loss allowance equivalent to the expected credit losses arising over the lifetime of the asset (lifetime expected credit losses).

Stage 3 assets have either defaulted or are otherwise considered to be credit impaired. These assets carry a lifetime expected credit loss.

Purchased or originated credit impaired assets (POCI) are those that have been originated or acquired in a credit impaired state. This includes within the definition of credit impaired the purchase of a financial asset at a deep discount that reflects impaired credit losses.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table D: Group loans and advances to customers

					Purchased or
					originated
					credit-	Stage 3 as %
	Total	Stage 1	Stage 2	Stage 3	impaired	of total
	£m	£m	£m	£m	£m	£m
31 December 2019
Retail	344,218	305,502	22,518	2,484	13,714	0.7
Commercial Banking	79,563	70,487	5,941	3,135	–	3.9
Central items	53,852	53,778	46	28	–	0.1
Total gross lending	477,633	429,767	28,505	5,647	13,714	1.2
Expected credit loss allowance on drawn balances	(3,163)	(669)	(993)	(1,359)	(142)
Net balance sheet carrying value	474,470	429,098	27,512	4,288	13,572
Expected credit loss allowances (drawn and undrawn) as a percentage of gross lending (%)[1]	0.7	0.2	3.8	25.1	1.0
At 31 December 2018[2]
Retail	341,682	305,160	18,741	2,390	15,391	0.7
Commercial Banking	85,706	76,190	6,558	2,958	–	3.5
Central items	39,676	39,618	9	49	–	0.1
Total gross lending	467,064	420,968	25,308	5,397	15,391	1.2
Expected credit loss allowance on drawn balances	(3,020)	(518)	(992)	(1,432)	(78)
Net balance sheet carrying value	464,044	420,450	24,316	3,965	15,313
Expected credit loss allowances (drawn and undrawn) as a percentage of gross lending (%)[1]	0.7	0.2	4.2	27.9	0.5

1	Stage 3 ECL allowances as a percentage of drawn balances are calculated excluding loans in recoveries in Retail of £205 million (31 December 2018: £250 million).

2	Prior period segmental comparatives restated. See note 4 on page F-24.

Table E Group’s total expected credit loss allowance

	At 31 Dec	At 31 Dec
	2019	2018
	£m	£m
Loans and advances to customers
Drawn	3,163	3,020
Undrawn	173	190
	3,336	3,210
Loans and advances to banks	–	1
Debt securities	1	2
Amounts due from fellow Lloyds Banking Group undertakings	43	–
Total expected credit loss allowance	3,380	3,213

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table F: Group expected credit loss allowances (drawn and undrawn) as a percentage of loans and advances to customers

									Purchased or originated
	Total		Stage 1		Stage 2		Stage 3		credit-impaired
		as % of		as % of		as % of		as % of		as % of
		drawn		drawn		drawn		drawn		drawn
		balances[1]		balances[1]		balances[1]		balances[1]		balances[1]
	£m	%	£m	%	£m	%	£m	%	£m	%
At 31 December 2019
Retail	2,090	0.6	639	0.2	819	3.6	490	21.5	142	1.0
Commercial Banking	1,219	1.5	105	0.1	250	4.2	864	27.6	–	–
Central Items	27	0.1	16	0.0	1	2.2	10	35.7	–	–
Total	3,336	0.7	760	0.2	1,070	3.8	1,364	25.1	142	1.0
At 31 December 2018[2]
Retail	1,768	0.5	493	0.2	713	3.8	484	22.6	78	0.5
Commercial Banking	1,383	1.6	105	0.1	335	5.1	943	31.9	–	–
Central Items	59	0.1	41	0.1	7	77.8	11	22.4	–	–
Total	3,210	0.7	639	0.2	1,055	4.2	1,438	27.9	78	0.5

1	Stage 3 ECL allowances as a percentage of drawn balances are calculated excluding loans in recoveries in Retail of £205 million (31 December 2018: £250 million).

2	Prior period segmental comparatives restated. See note 4 on page F-24.

Table G: Group Stage 2 loans and advances to customers

	Total			Up to date						1-30 days past due			Over 30 days past due
				PD movements			Other[1]
			as % of			as % of			as % of			as % of			as % of
	Gross		gross	Gross		gross	Gross		gross	Gross		gross	Gross		gross
	lending	ECL	lending	lending	ECL	lending	lending	ECL	lending	lending	ECL	lending	lending	ECL	lending
	£m	£m	%	£m	£m	%	£m	£m	%	£m	£m	%	£m	£m	%
At 31 December 2019
Retail	22,518	819	3.6	13,359	341	2.6	4,959	238	4.8	2,373	130	5.5	1,827	110	6.0
Commercial Banking	5,941	250	4.2	3,911	179	4.6	1,648	62	3.8	117	8	6.8	265	1	0.4
Central Items	46	1	2.2	–	–	–	42	1	2.4	1	–	–	3	–	–
Total	28,505	1,070	3.8	17,270	520	3.0	6,649	301	4.5	2,491	138	5.5	2,095	111	5.3
At 31 December 2018
Retail	18,741	713	3.8	10,017	248	2.5	4,488	250	5.6	2,441	113	4.6	1,795	102	5.7
Commercial Banking	6,558	335	5.1	4,135	177	4.3	1,851	107	5.8	455	42	9.2	117	9	7.7
Central Items	9	7	77.8	–	–	–	7	6	85.7	–	–	–	2	1	50.0
Total	25,308	1,055	4.2	14,152	425	3.0	6,346	363	5.7	2,896	155	5.4	1,914	112	5.9

1	Includes forbearance, client and product-specific indicators not reflected within quantitative PD assessments.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Retail

–	The credit quality of the Retail portfolios remains strong and continues to benefit from robust credit risk management, including affordability and indebtedness controls at origination and a prudent approach to risk appetite. The economic environment continues to benefit from high employment rates, positive real wage growth and household indebtedness remaining below pre-crisis levels.

•	New business quality remains strong.

•	The flow of loans entering arrears remains at low levels.

–	Stage 3 loans and advances as a percentage of total was unchanged at 0.7 per cent (31 December 2018: 0.7 per cent).

–	Loans and advances increased to £344 billion (31 December 2018: £342 billion).

–	The impairment charge increased to £1,038 million in 2019 compared to £861 million in the same period in 2018, driven by a number of items including some weakening in used car prices, provisioning methodology refinements and lower cash recoveries following prior year debt sales, partially offset by releases following a reassessment of cases in long-term default and repossession and improvements in the Secured portfolio.

Portfolios

–	Secured credit quality remained strong, with flow to arrears stable at low levels. Total secured loans and advances are broadly flat at £289.2 billion (31 December 2018: £288.2 billion), with an improved asset risk mix.

–	The average indexed loan to value (LTV) remained broadly stable at 44.9 per cent (31 December 2018: 44.3 per cent) and the proportion of balances with an LTV of greater than 90 per cent remained flat at 2.5 per cent. The average LTV of new business increased to 64.3 per cent (31 December 2018: 62.5 per cent).

–	The impairment release of £167 million in 2019 compared to a charge of £38 million in 2018. This reflects provision releases due to improved credit quality of the portfolio and a reassessment of Secured cases in long-term default and repossession.

–	Unsecured loans and advances remained broadly flat at £28.4 billion. The impairment charge increased by £265 million to £948 million for 2019 (2018: £683 million), due to provisioning methodology refinements, including the alignment of credit card methodologies, and lower cash recoveries following prior year debt sales.

–	The motor finance portfolio continued to grow in 2019, with loans and advances increasing by 7.0 per cent to £16.0 billion (31 December 2018: £14.9 billion). The portfolio continues to benefit from a prudent approach to residual values at origination and provisions through the loan lifecycle. Residual value provisions, which are included in ECL allowances for Stage 1 and Stage 2, have increased to £201 million at 31 December 2019 (31 December 2018: £99 million). This is due to an anticipated increase in residual value deficits following some weakening in used car prices, a change in approach relating to the recognition of voluntary terminations and book growth. As a result of this, the impairment charge increased to £203 million for 2019 (2018: £113 million) and coverage for the portfolio increased to 2.4 per cent (31 December 2018: 1.9 per cent).

–	Other loans and advances increased by £0.2 billon to £10.6 billion. The impairment charge was £54 million for 2019 (2018: £27 million). This increase is partly due to the non-repeat of prior year IFRS 9 methodology refinements in Business Banking.

Table H: Retail impairment charge

	2019	2018	Change
	£m	£m	%
Secured	(167)	38
Unsecured[1]	948	683	(39)
UK Motor Finance	203	113	(80)
Other[2,3]	54	27	(100)
Total impairment charge	1,038	861	(21)
Asset quality ratio	0.30%	0.25%	5bp

1	Unsecured includes Credit cards, Loans and Overdrafts.

2	Other includes Business Banking, Europe and Retail run-off.

3	Prior period segmental comparatives restated. See note 4 on page F-24.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table I: Retail loans and advances to customers

					Purchased or
					originated
					credit-	Stage 3
	Total	Stage 1	Stage 2	Stage 3	impaired	as % of
	£m	£m	£m	£m	£m	total
At 31 December 2019
Secured	289,198	257,043	16,935	1,506	13,714	0.5
Unsecured[1]	28,411	24,921	2,812	678	–	2.4
UK Motor Finance	15,976	13,884	1,942	150	–	0.9
Other[2]	10,633	9,654	829	150	–	1.4
Total gross lending	344,218	305,502	22,518	2,484	13,714	0.7
Expected credit loss allowance on drawn balances	(1,961)	(563)	(766)	(490)	(142)
Net balance sheet carrying value	342,257	304,939	21,752	1,994	13,572
Expected credit loss allowances (drawn and undrawn) as a percentage of gross lending (%)[3]	0.6	0.2	3.6	21.5	1.0
At 31 December 2018
Secured	288,235	257,797	13,654	1,393	15,391	0.5
Unsecured[1]	28,115	24,705	2,707	703	–	2.5
UK Motor Finance	14,933	13,224	1,580	129	–	0.9
Other[2]	10,399	9,434	800	165	–	1.6
Total gross lending	341,682	305,160	18,741	2,390	15,391	0.7
Expected credit loss allowance on drawn balances	(1,613)	(389)	(662)	(484)	(78)
Net balance sheet carrying value	340,069	304,771	18,079	1,906	15,313
Expected credit loss allowances (drawn and undrawn) as a percentage of gross lending (%)[3]	0.5	0.2	3.8	22.6	0.5

1	Unsecured includes Credit cards, Loans and Overdrafts.

2	Other includes Business Banking, Europe and Retail run-off.

3	Stage 3 ECL allowances as a percentage of drawn balances are calculated excluding loans in recoveries for unsecured of £184 million (31 December 2018: £233 million) and £21 million (31 December 2018: £17 million) for Business Banking in Other.

Table J: Retail expected credit loss allowances (drawn and undrawn) as a percentage of loans and advances to customers

									Purchased or originated
	Total		Stage 1		Stage 2		Stage 3		credit-impaired
		as % of		as % of		as % of		as % of		as % of
	Gross	gross	Gross	gross	Gross	gross	Gross	gross	Gross	gross
	lending	lending	lending	lending	lending	lending	lending	lending[1]	lending	lending
	£m	%	£m	%	£m	%	£m	%	£m	%
At 31 December 2019
Secured	569	0.2	24	–	281	1.7	122	8.1	142	1.0
Unsecured[2]	1,007	3.6	363	1.5	411	14.6	233	47.2	–	–
UK Motor Finance[3]	387	2.4	216	1.6	87	4.5	84	56.0	–	–
Other[4]	127	1.2	36	0.4	40	4.8	51	39.5	–	–
Total	2,090	0.6	639	0.2	819	3.6	490	21.5	142	1.0
At 31 December 2018
Secured	460	0.2	38	–	226	1.7	118	8.5	78	0.5
Unsecured[2]	896	3.2	287	1.2	379	14.0	230	48.9	–	–
UK Motor Finance[3]	290	1.9	127	1.0	78	4.9	85	65.9	–	–
Other[4]	122	1.2	41	0.4	30	3.8	51	34.5	–	–
Total	1,768	0.5	493	0.2	713	3.8	484	22.6	78	0.5

1	Stage 3 ECL allowances as a percentage of drawn balances are calculated excluding loans in recoveries for unsecured of £184 million (31 December 2018: £233 million) and £21 million (31 December 2018: £17 million) for Business Banking within other.

2	Unsecured includes Credit cards, Loans and Overdrafts.

3	UK Motor Finance for Stages 1 and 2 include £201 million (31 December 2018: £99 million) relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.

4	Other includes Business Banking, Europe and Retail run-off.
41

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table K: Retail Stage 2 loans and advances to customers

	Total			Up to date						1-30 days past due			Over 30 days past due
				PD movements			Other[3]
	Gross lending £m	ECL £m	as % of gross lending %	Gross lending £m	ECL £m	as % of gross lending %	Gross lending £m	ECL £m	as % of gross lending %	Gross lending £m	ECL £m	as % of gross lending %	Gross lending £m	ECL £m	as % of gross lending %
At 31 December 2019
Secured	16,935	281	1.7	10,846	83	0.8	2,593	107	4.1	1,876	33	1.8	1,620	58	3.6
Unsecured[1]	2,812	411	14.6	1,661	217	13.1	772	90	11.7	282	67	23.8	97	37	38.1
UK Motor Finance	1,942	87	4.5	543	27	5.0	1,232	30	2.4	135	21	15.6	32	9	28.1
Other[2]	829	40	4.8	309	14	4.5	362	11	3.0	80	9	11.3	78	6	7.7
Total	22,518	819	3.6	13,359	341	2.6	4,959	238	4.8	2,373	130	5.5	1,827	110	6.0
At 31 December 2018
Secured	13,654	226	1.7	8,318	62	0.7	1,800	77	4.3	1,955	30	1.5	1,581	57	3.6
Unsecured[1]	2,707	379	14.0	998	149	14.9	1,357	144	10.6	258	53	20.5	94	33	35.1
UK Motor Finance	1,580	78	4.9	488	26	5.3	915	21	2.3	146	23	15.8	31	8	25.8
Other[2]	800	30	3.8	213	11	5.2	416	8	1.9	82	7	8.5	89	4	4.5
Total	18,741	713	3.8	10,017	248	2.5	4,488	250	5.6	2,441	113	4.6	1,795	102	5.7

1	Unsecured includes Credit cards, Loans and Overdrafts.

2	Other includes Business Banking, Europe and Retail run-off.

3	Includes forbearance and product-specific indicators not reflected within quantitative PD assessments.

Table L: Retail secured loans and advances to customers

	At 31 Dec 2019 £m	At 31 Dec 2018 £m
Mainstream	227,975	223,230
Buy-to-let	49,086	51,322
Specialist	12,137	13,683
Total	289,198	288,235

Interest only mortgages

Lloyds Bank Group provides interest only mortgages to owner occupier mortgage customers whereby only payments of interest are made for the term of the mortgage with the customer responsible for repaying the principal outstanding at the end of the loan term. At 31 December 2019, owner occupier interest only balances as a proportion of total owner occupier balances had reduced to 23.9 per cent (31 December 2018: 26.7 per cent). The average indexed loan to value remained at 41.2 per cent (31 December 2018: 41.2 per cent).

For existing interest only mortgages, a contact strategy is in place during the term of the mortgage to ensure that customers are aware of their obligations to repay the principal upon maturity of the loan.

Treatment strategies are in place to help customers anticipate and plan for repayment of capital at maturity and support those who may have difficulty in repaying the principal amount. A dedicated specialist team supports customers who have passed their contractual maturity date and are unable to fully repay the principal. A range of treatments are offered to customers based on their individual circumstances to create fair and sustainable outcomes.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table M: Analysis of owner occupier interest only mortgages
	At 31 Dec 2019 Total	At 31 Dec 2018 Total
Interest only balances (£m)	57,437	63,138
Stage 1%	75.6	79.1
Stage 2%	10.0	6.6
Stage 3%	1.2	1.0
Purchased or originated credit impaired %	13.2	13.3

Average loan to value (%)[1]	41.2	41.2

Maturity profile (£m)
Due	1,459	1,144
1 year	1,968	2,405
2-5 years	9,852	10,229
6-10 years	18,606	18,562
>11 years	25,552	30,798

Past term interest only balances (£m)[2]	1,677	1,635
Stage 1%	0.9	2.8
Stage 2%	23.9	16.8
Stage 3%	21.8	17.9
Purchased or originated credit impaired %	53.4	62.5

Average loan to value (%)[1]	35.7	34.9
Negative equity (%)	2.8	2.8

1	2019 interest only LTVs (loan to value) use Markit’s 2019 Halifax House Price Index; 2018 LTVs have been restated on the same basis.

2	Balances where all interest only elements have moved past term. Some may subsequently have had a term extension, so are no longer classed as due.

Retail forbearance

The basis of disclosure for forbearance is aligned to definitions used in the European Banking Authority’s FINREP reporting.

Total forbearance for the major retail portfolios has improved by £546 million to £6.2 billion driven primarily by a reduction in customers where arrears are written on to the loan balance (capitalisations).

The main customer treatments included are: repair, where arrears are written on to the loan balance and the arrears position cancelled; instances where there are suspensions of interest and/or capital repayments; past term interest only mortgages; and refinance personal loans.

As a percentage of loans and advances, forbearance loans improved to 1.8 per cent at 31st December 2019 (31st December 2018: 2.0 per cent).

Total expected credit losses (ECL) as a proportion of loans and advances which are forborne has increased to 5.0 per cent (31st December 2018: 4.3 per cent).

Table N: Retail forborne loans and advances

	Total £m	Of which Stage 2 £m	Of which Stage 3 £m	Of which purchased or originated credit- impaired £m	Expected credit losses as a % of total loans and advances which are foreborne[1] %
At 31 December 2019
Secured	5,559	1,156	736	3,659	2.1
Unsecured[2]	540	168	305	–	31.2
UK Motor Finance	63	35	26	–	30.4
Total	6,162	1,359	1,067	3,659	5.0
At 31 December 2018
Secured	6,089	1,136	642	4,241	1.6
Unsecured[2]	563	204	289	–	30.3
UK Motor Finance	56	30	25	–	34.8
Total	6,708	1,370	956	4,241	4.3

1	Expected credit loss allowance as a percentage of total loans and advances which are forborne is calculated excluding loans in recoveries for Unsecured (31 December 2019: £82 million; 31 December 2018: £107 million).

2	2019 balances include MBNA, 2018 balances have been restated on the same basis.
43

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Commercial Banking

–	Despite the challenging environment, the overall credit quality of the portfolio and new business remains good. The portfolio continues to benefit from effective risk management and low interest rates. Notwithstanding the current competitive market conditions, Lloyds Bank Group is maintaining it’s prudent, well-defined and controlled through the cycle credit risk appetite.

–	The possibility of a no-deal exit from the European Union remains given the timelines for striking a trade deal. Other key risks include the impact of the coronavirus outbreak, trade protectionism and geopolitical instability. Developments continue to be monitored proactively and various initiatives are in place to mitigate risks to ensure portfolio quality is maintained whilst supporting Lloyds Bank Group’s purpose of Helping Britain Prosper.

–	There are headwinds in a number of sectors including agriculture, construction, manufacturing and consumer related sectors such as retail. Performance and monitoring of vulnerable sectors remains a key focus at this stage of the credit cycle.

–	Dynamic internal and external key performance indicators are monitored closely to help identify early signs of deterioration.

–	Portfolios remain well positioned and are subject to ongoing risk mitigation actions as appropriate. Monitoring indicates no material deterioration in the credit quality of the portfolio.

–	Net impairment charge of £313 million compared with a net charge of £80 million in 2018 is largely as a result of gross charges on two corporate cases, rather than any material deterioration in the underlying portfolio. These were partially offset by a net release in Stage 1 and 2 ECL, driven by enhancements to model methodology and data, including the approach to modelling loan amortisation. The impact of this was weighted toward the SME portfolio. Excluding the two large corporate cases, gross charges in 2019 were lower than 2018.

–	The size and nature of the commercial portfolio results in some volatility as cases move between stages. Stage 3 loans as a proportion of total loans and advances to customers has increased to 3.9 per cent (31 December 2018: 3.5 per cent). Stage 3 ECL allowance as a percentage of Stage 3 drawn balances has reduced to 27.6 per cent (31 December 2018: 31.9 per cent), predominantly due to the change in mix of assets due to write-offs and the transfer in of a small number of larger, individually assessed names with lower likelihood of net loss.

–	Stage 2 loans as a proportion of total loans and advances to customers remained broadly stable at 7.5 per cent (31 December 2018: 7.7 per cent). Stage 2 ECL allowances as a percentage of Stage 2 drawn balances were lower at 4.2 per cent (31 December 2018: 5.1 per cent) with the reduction weighted toward SME mainly due to enhanced approach to measuring the effect of loan amortisation within the IFRS 9 model and a number of other model refinements.

Portfolios

–	The SME and Mid Markets portfolios are domestically focused and reflect both Lloyds Bank Group’s prudent credit risk appetite and the underlying performance of the UK economy.

–	The Global Corporates business continues to have a predominance of UK based, and to a lesser extent, European-based multi-national investment grade clients. The portfolio remains of good quality and is well positioned for the current economic outlook.

–	Through clearly defined sector strategies, Financial Institutions serves predominantly investment grade counterparties with whom relationships are either client driven or held to support Lloyds Bank Group’s funding, liquidity or general hedging requirements. Overall performance of the portfolio remains good.

–	The commercial real estate business within Lloyds Bank Group’s Mid Markets and Global Corporates portfolio is focused on clients operating in the UK commercial property market ranging in size from medium-sized private real estate entities up to publicly listed property companies. Credit quality remains good with minimal impairments and stressed loans. Recognising this is a cyclical sector, appropriate caps are in place to control exposure and business propositions continue to be written in line with a prudent, through the cycle risk appetite with conservative LTVs, strong quality of income and proven management teams.

–	Some clients within these portfolios may also have facilities with Lloyds Bank Corporate Markets plc.

Table 0: Commercial Banking impairment charge

Gross drawn exposures	2019 £m	2018[1] £m
SME	(65)	64
Other	378	16
Total impairment charge	313	80
Asset quality ratio	0.30%	0.10%

1	Prior period segmental comparatives restated. See note 4 on page F-24.
44

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table P: Commercial Banking loans and advances to customers

	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	Stage 3 as % of total
At 31 December 2019
SME	30,698	27,455	2,523	720	2.3
Other	48,865	43,032	3,418	2,415	4.9
Total gross lending	79,563	70,487	5,941	3,135	3.9
Expected credit loss allowance on drawn balances	(1,175)	(90)	(226)	(859)
Net balance sheet carrying value	78,388	70,397	5,715	2,276
Expected credit loss allowances (drawn and undrawn) as a percentage of gross lending (%)	1.5	0.1	4.2	27.6
At 31 December 2018[1]
SME	30,292	26,095	3,484	713	2.4
Other[1]	55,414	50,095	3,074	2,245	4.1
Total gross lending	85,706	76,190	6,558	2,958	3.5
Expected credit loss allowance on drawn balances	(1,348)	(88)	(323)	(937)
Net balance sheet carrying value	84,358	76,102	6,235	2,021
Expected credit loss allowances (drawn and undrawn) as a percentage of gross lending (%)	1.6	0.1	5.1	31.9

1	Prior period segmental comparatives restated. See note 4 on page F-24.

Table Q: Commercial Banking expected credit loss allowances (drawn and undrawn) as a percentage of loans and advances to customers

	Total		Stage 1		Stage 2		Stage 3
	£m	As % of drawn balances %	£m	As % of drawn balances %	£m	As % of drawn balances %	£m	As % of drawn balances %
At 31 December 2019
SME	273	0.9	45	0.2	127	5.0	101	14.0
Other	946	1.9	60	0.1	123	3.6	763	31.6
Total	1,219	1.5	105	0.1	250	4.2	864	27.6
At 31 December 2018[1]
SME	384	1.3	40	0.2	231	6.6	113	15.8
Other	999	1.8	65	0.1	104	3.4	830	37.0
Total	1,383	1.6	105	0.1	335	5.1	943	31.9

1	Prior period segmental comparatives restated. See note 4 on page F-24.

Table R: Commercial Banking Stage 2 loans and advances to customers

	Total			Up to date						1-30 days past due			Over 30 days past due
				PD movements			Other[1]
	Gross lending £m	ECL £m	as % of gross lending %	Gross lending £m	ECL £m	as % of gross lending %	Gross lending £m	ECL £m	as % of gross lending %	Gross lending £m	ECL £m	as % of gross lending %	Gross lending £m	ECL £m	as % of gross lending %
At 31 December 2019
SME	2,523	127	5.0	2,030	104	5.1	410	17	4.1	56	6	10.7	27	–	–
Other	3,418	123	3.6	1,881	75	4.0	1,238	45	3.6	61	2	3.3	238	1	0.4
Total	5,941	250	4.2	3,911	179	4.6	1,648	62	3.8	117	8	6.8	265	1	0.4
At 31 December 2018
SME	3,484	231	6.6	2,376	116	4.9	661	65	9.8	383	41	10.7	64	9	14.1
Other	3,074	104	3.4	1,759	61	3.5	1,190	42	3.8	72	1	1.4	53	–	0.0
Total	6,558	335	5.1	4,135	177	4.3	1,851	107	5.8	455	42	9.2	117	9	7.7

1	Includes client-specific indicators not reflected within quantitative PD assessments.

Commercial Banking UK Direct Real Estate LTV analysis

–	Lloyds Bank Group classifies Direct Real Estate as exposure which is directly supported by cash flows from property activities (as opposed to trading activities, such as hotels, care homes and housebuilders). Exposures to social housing providers is also excluded.
45

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

–	Focus remains on the UK market, on good quality customers, with a proven track record in real estate and where cash flows are robust.

–	Commercial Banking UK Direct Real Estate gross lending stood at £13.3 billion at 31 December 2019 (net of exposures subject to protection through Significant Risk Transfer securitisations). Lloyds Bank Group has a further £0.47 billion of UK Direct Real Estate exposure in Business Banking within Retail.

–	Approximately 60 per cent of loans and advances to UK Direct Real Estate relate to commercial real estate with the remainder related to residential real estate. The portfolio continues to be heavily weighted towards investment real estate (c. 90 per cent) over development.

–	The LTV profile of the UK Direct Real Estate portfolio in Commercial Banking remains robust.

–	Both investment and development lending is subject to specific credit risk appetite criteria. Development lending criteria includes maximum loan to gross development value and maximum loan to cost, with funding typically only released against completed work as confirmed by Lloyds Bank Group’s monitoring quantity surveyor.

Table S: LTV – UK Direct Real Estate

	At 31 December 2019[1]				At 31 December 2018[1]
	Stage 1/2 £m	Stage 3 £m	Total £m	%	Stage 1/2 £m	Stage 3 £m	Total £m	%
Investment Exposures > £1m
Less than 60%	6,136	89	6,225	79.2%	8,832	101	8,933	81.1
60% to 70%	911	14	925	11.8%	1,012	7	1,019	9.2
70% to 80%	117	7	124	1.6%	267	41	308	2.8
80% to 100%	138	38	176	2.2%	79	11	90	0.8
100% to 120%	26	37	63	0.8%	27	25	52	0.5
120% to 140%	4	12	16	0.2%	–	1	1	0.0
Greater than 140%	18	1	19	0.2%	18	46	64	0.6
Unsecured[2]	311	–	311	4.0%	521	31	552	5.0
Total Investment >£1m	7,661	198	7,859		10,756	263	11,019
Investment <£1m3	3,455	88	3,543		3,679	105	3,784
Total Investment	11,116	286	11,402		14,435	368	14,803
Development	1,805	58	1,863		1,698	111	1,809
Total	12,921	344	13,265		16,133	479	16,612

1	Excludes Commercial Banking UK Direct Real Estate exposures subject to protection through Significant Risk Transfer transactions.

2	Predominantly Investment grade corporate CRE lending where Lloyds Bank Group is relying on the corporate covenant.

3	December 2019 <£1m investment exposures have an LTV profile broadly similar to the >£1m investment exposures.

Forborne loans

Commercial Banking forbearance

Table T: Commercial Banking forborne loans and advances

		Of which
	Total	stage 3
	£m	£m
At 31 December 2019
Type of forbearance
Refinancing	70	41
Modification	3,809	2,926
Total	3,879	2,967
At 31 December 2018
Type of forbearance
Refinancing	38	29
Modification	3,502	2,650
Total	3,540	2,679
46

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

LOAN PORTFOLIO

ANALYSIS OF LOANS AND ADVANCES TO BANKS AND CUSTOMERS

The following table analyses loans and advances to banks and customers by category of loan at 31 December for each of the five years listed.

	2019 £m	2018 £m	2017 £m	2016 £m	2015 £m
Loans and advances to banks	4,852	3,693	4,274	5,583	25,117
Loans and advances to customers:
Mortgages	298,294	296,790	304,480	306,484	312,877
Other personal lending	29,165	28,617	28,757	20,761	20,579
Agriculture, forestry and fishing	7,557	7,308	7,074	6,860	6,924
Energy and water supply	1,423	1,356	1,609	2,320	3,247
Manufacturing	4,869	6,696	7,886	7,285	5,953
Construction	4,190	4,468	4,428	4,535	4,952
Transport, distribution and hotels	12,657	13,932	14,074	13,320	13,526
Postal and telecommunications	1,679	2,395	2,148	2,564	2,563
Financial, business and other services	73,087	61,256	54,003	46,077	43,072
Property companies	26,736	27,207	27,606	29,243	32,228
Lease financing	1,536	1,686	2,094	2,628	2,751
Hire purchase	16,440	15,353	13,591	11,617	9,536
Total loans	482,485	470,757	472,024	459,277	483,325
Allowance for impairment losses[1]	(3,163)	(3,021)	(2,195)	(2,412)	(3,033)
Total loans and advances net of allowance for impairment losses	479,322	467,736	469,829	456,865	480,292

1	The allowances for loan losses at 31 December 2019 and 2018 were measured in accordance with IFRS 9; for earlier years, they were determined in accordance with IAS 39.

Due to the immateriality of the Lloyds Bank Group’s non-UK activities, an analysis between domestic and foreign operations is not provided.

47

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

SUMMARY OF LOAN LOSS EXPERIENCE

The following table analyses the movements in the allowance for impairment losses on loans and advances to banks and customers (drawn balances) for each of the five years listed. Allowances for loan losses in 2018 and 2019 were measured in accordance with IFRS 9; for earlier years they were determined in accordance with IAS 39.

	2019	2018	2017	2016	2015
	£m	£m	£m	£m	£m
Balance at end of preceding year	3,021	2,195	2,412	3,033	6,414
Adjustment on adoption of IFRS 9		1,023
Balance at 1 January 2018		3,218
Exchange and other adjustments	311	120	127	69	(246)
Disposal of businesses	–	(293)	–	–	(82)
Advances written off:
Loans and advances to customers:
Mortgages	(99)	(12)	(42)	(42)	(71)
Other personal lending	(1,111)	(988)	(925)	(728)	(853)
Agriculture, forestry and fishing	(5)	(4)	(1)	(1)	(1)
Energy and water supply	(1)	–	–	(9)	(73)
Manufacturing	(11)	(11)	(40)	(19)	(126)
Construction	(226)	(82)	(65)	(96)	(21)
Transport, distribution and hotels	(51)	(42)	(65)	(64)	(728)
Postal and telecommunications	(6)	(2)	–	(189)	(11)
Financial, business and other services	(148)	(244)	(158)	(712)	(604)
Property companies	(139)	(134)	(136)	(215)	(1,648)
Lease financing	–	–	(2)	–	(31)
Hire purchase	(84)	(57)	(65)	(36)	(37)
Loans and advances to banks	–	–	–	–	–
Total advances written off	(1,881)	(1,576)	(1,499)	(2,111)	(4,204)
Recoveries of advances written off:
Loans and advances to customers:
Mortgages	61	19	17	44	35
Other personal lending	343	333	419	329	366
Energy and water supply	–	84	–	3	5
Manufacturing	10	10	–	80	–
Construction	2	65	4	78	–
Transport, distribution and hotels	2	9	15	50	63
Postal and telecommunications	–	1	–	–	–
Financial, business and other services	2	42	6	241	193
Property companies	1	16	–	34	101
Lease financing	–	–	19	–	–
Hire purchase	3	–	2	2	1
Total recoveries of advances written off	424	579	482	861	764
Total net advances written off	(1,457)	(997)	(1,017)	(1,250)	(3,440)
48

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	2019 £m	2018 £m	2017 £m	2016 £m	2015 £m
Effect of unwinding of discount recognised through interest income	(52)	(39)	(23)	(32)	(56)
Allowances for impairment losses charged against income for the year:
Loans and advances to customers:
Mortgages	(167)	29	(119)	(23)	33
Other personal lending	948	699	596	438	437
Agriculture, forestry and fishing	(4)	10	2	3	1
Energy and water supply	(3)	(8)	–	(4)	35
Manufacturing	6	9	5	(48)	23
Construction	13	11	85	143	13
Transport, distribution and hotels	326	46	(19)	(35)	(88)
Postal and telecommunications	5	(2)	1	191	(2)
Financial, business and other services	66	75	41	6	77
Property companies	(25)	55	(7)	(166)	(140)
Lease financing	–	–	–	15	31
Hire purchase	175	87	111	72	23
Loans and advances to banks	–	1	–	–	–
Total allowances for impairment losses charged against income for the year	1,340	1,012	696	592	443
Total balance at end of year	3,163	3,021	2,195	2,412	3,033
Ratio of net write-offs during the year to average loans outstanding during the year	0.3%	0.2%	0.2%	0.3%	0.8%
49

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following table analyses the coverage of the allowance for loan losses by category of loans.

	2019 Allowance[1] £m	2019 Percentage of loans in each category to total loans %	2018 Allowance[1] £m	2018 Percentage of loans in each category to total loans %	2017 Allowance[1] £m	2017 Percentage of loans in each category to total loans %	2016 Allowance[1] £m	2016 Percentage of loans in each category to total loans %	2015 Allowance[1] £m	2015 Percentage of loans in each category to total loans %
Balance at year end applicable to:
Loans and advances to banks	–	1.0	1	0.8	–	0.9	–	1.2	–	5.2
Loans and advances to customers:
Mortgages	611	61.9	509	62.9	485	64.6	576	66.7	479	64.7
Other personal lending	931	6.0	822	6.1	381	6.1	356	4.5	388	4.3
Agriculture, forestry
and fishing	47	1.6	19	1.6	8	1.5	13	1.5	15	1.4
Energy and water supply	6	0.3	11	0.3	5	0.3	6	0.5	20	0.7
Manufacturing	58	1.0	65	1.4	35	1.7	84	1.6	70	1.2
Construction	305	0.9	503	0.9	410	0.9	319	1.0	165	1.0
Transport, distribution and hotels	502	2.6	161	3.0	57	3.0	161	2.9	219	2.8
Postal and telecommunications	9	0.3	10	0.5	5	0.5	5	0.6	4	0.5
Financial, business and other services	191	15.2	391	13.0	306	11.4	312	10.0	811	8.9
Property companies	138	5.5	262	5.8	343	5.8	470	6.4	790	6.7
Lease financing	–	0.3	–	0.4	–	0.4	–	0.6	–	0.6
Hire purchase	365	3.4	267	3.3	160	2.9	110	2.5	72	2.0
Total balance at year end	3,163	100.0	3,021	100.0	2,195	100.0	2,412	100.0	3,033	100.0

1	The allowances for loan losses at 31 December 2019 and 2018 are measured in accordance with IFRS 9; for earlier years, they were determined in accordance with IAS 39.

RISK ELEMENTS IN THE LOAN PORTFOLIO AND POTENTIAL PROBLEM LOANS

IFRS 9, which was adopted by the Lloyds Bank Group on 1 January 2018, requires that:

–	interest is recognised on all loans and advances and, as a result, no loan is classified as non-accrual; and

–	an allowance for expected credit losses is recognised on all loans and advances irrespective of whether any payments are past due.

As a result, the Lloyds Bank Group no longer analyses its loans between those that are neither past due nor impaired, past due but not impaired, impaired with no provision held and impaired with a provision.

Whilst IFRS 7 was amended to recognise the impact of IFRS 9, it still requires detailed qualitative and quantitative disclosures about loan portfolios. The Lloyds Bank Group revised its disclosures accordingly; the following tables are presented in respect of the Lloyds Bank Group’s credit risk elements and potential problem loans.

	2019 and 2018	2017 and earlier years
Days past due for loans and advances that are considered to have experienced a significant increase in credit risk, but are not credit-impaired	✓
Days past due for loans past due but not impaired		✓
Credit quality of all loans and advances	✓
Credit quality of loans neither past due nor impaired		✓
Interest foregone on non-performing lending	✓	✓
Analysis of impairment and provision status		✓
50

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

SIGNIFICANT INCREASE IN CREDIT RISK

31 December 2019 and 2018

The table below analyses the Lloyds Bank Group’s loans and advances to customers and banks that are considered to have experienced a significant increase in credit risk, but are not credit-impaired, according to the number of days that have elapsed since the last payment received by the Group was due from the borrower; the analysis of lending has been prepared based on the division in which the asset is held.

	Loans and	Loans and advances to customers
	advances to banks £m	Retail – mortgages £m	Retail – other £m	Commercial £m	Other £m	Total £m
31 December 2019
Up to date	–	13,439	4,879	5,559	42	23,919
1-30 days past due	–	1,876	497	117	1	2,491
Over 30 days past due	–	1,620	207	265	3	2,095
Total	–	16,935	5,583	5,941	46	28,505
31 December 2018
Up to date	2	10,118	4,387	5,986	7	20,498
1-30 days past due	–	1,955	486	455	–	2,896
Over 30 days past due	–	1,581	214	117	2	1,914
Total	2	13,654	5,087	6,558	9	25,308

A financial asset is “past due” if a counterparty has failed to make a payment when contractually due.

LOANS PAST DUE BUT NOT IMPAIRED

31 December 2017 and earlier years

The loans that are past due but not impaired are analysed in the table below according to the number of days that have elapsed since the last payment received by the Lloyds Bank Group was due from the borrower. The analysis of lending between retail and commercial has been prepared based upon the type of exposure and not the business segment in which the exposure is recorded. Included within retail are exposures to personal customers and small businesses, whilst included within commercial are exposures to corporate customers and other large institutions.

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

51

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

POTENTIAL PROBLEM LOANS

Potential problem loans are loans where known information about possible credit problems causes management to have concern as to the borrower’s ability to comply with the present loan repayment terms.

31 December 2019 and 2018

IFRS 7 requires the disclosure of information about the credit quality of loans and advances. The Lloyds Bank Group’s disclosures analyse its loans (gross drawn exposures) based on the internal credit ratings systems used by the Lloyds Bank Group; these differ between Retail and Commercial, reflecting the characteristics of their exposures and the way that they are managed by the Lloyds Bank Group.

Gross drawn exposures	Probability of default range	2019 £m	2018 £m
Loans and advances to banks:
CMS 1-10	0.00-0.50%	4,852	3,588
CMS 11-14	0.51-3.00%	–	105
CMS 15-18	3.01-20.00%	–	–
CMS 19	20.01-99.99%	–	–
CMS 20-23	100%	–	–
		4,852	3,693
Loans and advances to customers:
Retail – mortgages
RMS 1-6	0.00-4.50%	270,522	268,524
RMS 7-9	4.51-14.00%	2,067	1,766
RMS 10	14.01-20.00%	414	262
RMS 11-13	20.01-99.99%	975	899
RMS 14	100%	15,220	16,784
		289,198	288,235
Retail - unsecured
RMS 1-6	0.00-4.50%	23,249	23,442
RMS 7-9	4.51-14.00%	3,595	2,845
RMS 10	14.01-20.00%	265	239
RMS 11-13	20.01-99.99%	624	886
RMS 14	100%	678	703
		28,411	28,115
Retail - UK Motor Finance
RMS 1-6	0.00-4.50%	14,865	13,872
RMS 7-9	4.51-14.00%	682	619
RMS 10	14.01-20.00%	99	111
RMS 11-13	20.01-99.99%	180	202
RMS 14	100%	150	129
		15,976	14,933
Retail - Other
RMS 1-6	0.00-4.50%	9,910	9,737
RMS 7-9	4.51-14.00%	409	256
RMS 10	14.01-20.00%	7	7
RMS 11-13	20.01-99.99%	157	234
RMS 14	100%	150	165
		10,633	10,399
Total Retail		344,218	341,682
52

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Gross drawn exposures (continued)	Probability of default range	2019 £m	2018 £m
Commercial
CMS 1-10	0.00-0.50%	43,632	50,243
CMS 11-14	0.51-3.00%	27,726	28,202
CMS 15-18	3.01-20.00%	4,902	4,249
CMS 19	20.01-99.99%	168	54
CMS 20-23	100%	3,135	2,958
		79,563	85,706
Other
RMS 1-6	0.00-4.50%	800	810
RMS 7-9	4.51-14.00%	–	–
RMS 10	14.01-20.00%	–	–
RMS 11-13	20.01-99.99%	–	–
RMS 14	100%	28	49
		828	859
CMS 1-10	0.00-0.50%	53,024	38,814
CMS 11-14	0.51-3.00%	–	3
CMS 15-18	3.01-20.00%	–	–
CMS 19	20.01-99.99%	–	–
CMS 20-23	100%	–	–
		53,024	38,817
Total loans and advances to customers		477,633	467,064

In respect of:
Retail		344,218	341,682
Commercial		79,563	85,706
Other		53,852	39,676
Total loans and advances to customers		477,633	467,064
53

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

31 December 2017 and earlier years

IFRS 7 required the disclosure of information about the credit quality of loans and advances that were neither past due nor impaired. The Lloyds Bank Group’s disclosures analyse these loans between those that the Lloyds Bank Group believed were of good quality, satisfactory quality, lower quality and those that were below standard but not impaired. The below standard but not impaired balances represented potential problem loans. The analysis of lending between retail and commercial has been prepared based upon the type of exposure and not the business segment in which the exposure is recorded. Included within retail are exposures to personal customers and small businesses, whilst included within commercial are exposures to corporate customers and other large institutions.

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

For further details see note 46 on page F-117.

INTEREST FOREGONE ON NON-PERFORMING LENDING
The table below summarises the interest foregone on impaired lending.

						2019
						£m
Interest income that would have been recognised under original contract terms						311
Interest income included in profit						(196)
Interest foregone						115
54

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

TROUBLED DEBT RESTRUCTURINGS

The Bank’s accounting policy for loans that are renegotiated is set out in note 2(h) to the financial statements. In accordance with IFRS 9, an impairment provision is recognised on all loans; as a result, the Bank amended these disclosures in 2018. Loans modified by the Lloyds Bank Group during the year as a result of a customer’s financial difficulties were credit-impaired at 31 December 2019 and 2018 and are included within the forborne balances set out in the table below.

	Credit-impaired forborne loans and advances £m	Purchased or originated credit-impaired forborne loans and advances £m	Other forborne loans and advances £m	Total forborne loans and advances £m
At 31 December 2019
Retail:
Secured	736	3,659	1,164	5,559
Unsecured	305	–	235	540
UK Motor Finance	26	–	37	63
Total Retail	1,067	3,659	1,436	6,162
Commercial	2,967	–	912	3,879
At 31 December 2018
Retail:
Secured	642	4,241	1,206	6,089
Unsecured	200	–	235	435
UK Motor Finance	25	–	31	56
Total Retail	867	4,241	1,472	6,580
Commercial	2,679	–	861	3,540

	Total forborne loans and advances which are not impaired £m	Total forborne loans and advances which are impaired £m	Total loans and advances which are forborne £m	Impairment allowance as a % of loans and advances which are forborne %
At 31 December 2017
UK secured retail	1,291	137	1,428	4.3
UK unsecured retail	55	139	194	38.6
Consumer credit cards	105	190	295	36.0
Asset Finance UK Retail	15	19	34	36.6
Run off: Ireland secured retail	213	25	238	21.0
Commercial Banking	447	1,927	2,374	35.0
Run off: Corporate Real Estate, other Corporate and Specialist Finance	–	715	715	44.1
At 31 December 2016
UK secured retail	1,879	217	2,096	4.7
UK unsecured retail	20	107	127	40.5
Consumer credit cards	93	119	212	29.0
Asset Finance UK Retail	55	62	117	27.0
Run off: Ireland secured retail	137	19	156	16.6
Commercial Banking	466	2,197	2,663	31.1
Run off: Corporate Real Estate, other Corporate and Specialist Finance	3	995	998	51.1
At 31 December 2015
UK secured retail	2,929	173	3,102	4.2
UK unsecured retail	28	119	147	40.0
Consumer credit cards	105	120	225	26.8
Asset Finance UK Retail	49	51	100	25.5
Run off: Ireland secured retail	143	26	169	13.3
Commercial Banking	986	2,543	3,529	30.9
Run off: Corporate Real Estate, other Corporate and Specialist Finance	9	1,771	1,780	52.5
Run-off Ireland: Commercial real estate and corporate	32	5	37	0.0

The Lloyds Bank Group assesses whether a loan benefiting from a UK Government-sponsored programme is impaired or a troubled debt restructuring using the same accounting policies and practices as it does for loans not benefiting from such a programme.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Further information on the schemes operated by the Lloyds Bank Group to assist borrowers who are experiencing financial stress and on the Group’s forborne loans is set out on pages 36 to 37 and pages 43 to 46.

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

In the UK, although a bank is entitled to enforce a first charge on a property held as security, it typically does so only to the extent of enforcing its power of sale. In accordance with IFRS and industry practice, the Lloyds Bank Group usually takes control of a property held as collateral on a loan at repossession without transfer of title. Loans subject to repossession continue to be reported as loans in the balance sheet. The Lloyds Bank Group’s gains or losses on sale of the acquired property are recorded within the provision for loan losses during the reporting period.

The difference in practices has no effect on net income reported in the UK compared to that reported in the US but it does result in a difference in classification of losses and recoveries in the income statement.

In certain circumstances the Lloyds Bank Group takes physical possession of assets held as collateral against wholesale lending. In such cases, the assets are carried on the Lloyds Bank Group’s balance sheet and are classified according to the Lloyds Bank Group’s accounting policies.

CROSS BORDER OUTSTANDINGS

The business of the Lloyds Bank Group involves exposures in non-local currencies. These cross border outstandings comprise loans (including accrued interest), acceptances, interest-bearing deposits with other banks, other interest-bearing investments and any other monetary assets which are denominated in non-local currency. The following table analyses, by type of borrower, foreign outstandings which individually represent in excess of 1 per cent of the Lloyds Bank Group’s total assets.

	% of assets	Total £m	Governments and official institutions £m	Banks and other financial institutions £m	Commercial, industrial and other £m
At 31 December 2019:
United States of America	1.4	8,210	2,991	4,588	631
At 31 December 2018:
United States of America	2.0	12,092	3,963	4,931	3,198
At 31 December 2017:
United States of America	1.6	12,963	6,760	3,205	2,998

At 31 December 2019, United States of America had commitments of £3,090 million.

At 31 December 2019, no countries had cross-border outstandings of between 0.75 per cent and 1 per cent of assets.

At 31 December 2018, no countries had cross border outstandings of between 0.75 per cent and 1 per cent of assets.

At 31 December 2017, no countries had cross border outstandings of between 0.75 per cent and 1 per cent of assets.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

REGULATORY AND LEGAL RISK

DEFINITION

Regulatory and legal risk is defined as the risk of financial penalties, regulatory censure, criminal or civil enforcement action or customer detriment as a result of failure to identify, assess, correctly interpret, comply with, or manage regulatory and/or legal requirements.

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

MITIGATION

Lloyds Bank Group undertakes a range of key mitigating actions to manage regulatory and legal risk. These include the following:

–	The Lloyds Bank Group Board establishes a Lloyds Bank Group-wide risk appetite and metric for regulatory and legal risk.

–	Lloyds Banking Group policies and procedures set out the principles and key controls that should apply across Lloyds Bank Group which are aligned to the Lloyds Bank Group risk appetite. Mandated policies and processes require appropriate control frameworks, management information, standards and colleague training to be implemented to identify and manage regulatory and legal risk.

–	Business units identify, assess and implement policy and regulatory requirements and establish local controls, processes, procedures and resources to ensure appropriate governance and compliance.

–	Business units regularly produce management information to assist in the identification of issues and test management controls are working effectively.

–	Risk and Legal departments provide oversight, proactive support and constructive challenge to the business in identifying and managing regulatory and legal issues.

–	Risk department conducts thematic reviews of regulatory compliance and provides oversight of regulatory compliance assessments across businesses and divisions where appropriate.

–	Business units, with the support of divisional and senior-level teams, conduct ongoing horizon scanning to identify and address changes in regulatory and legal requirements.

–	Lloyds Bank Group engages with regulatory authorities and industry bodies on forthcoming regulatory changes, market reviews and investigations, ensuring programmes are established to deliver new regulation and legislation.

MONITORING

Material risks are managed through the relevant Lloyds Banking Group divisional-level committees, with review and escalation through senior-level committees where appropriate, including the escalation of any material regulatory breaches or material legal incidents.

CONDUCT RISK

DEFINITION

Conduct risk is defined as the risk of customer detriment across the customer lifecycle including: failures in product management, distribution and servicing activities; from other risks materialising, or other activities which could undermine the integrity of the market or distort competition, leading to unfair customer outcomes, regulatory censure, reputational damage or financial loss.

EXPOSURES

Lloyds Bank Group faces significant conduct risks, which affect all aspects of Lloyds Bank Group’s operations and all types of customers.

Conduct risks can impact directly or indirectly on Lloyds Bank Group’s customers and could materialise from a number of areas across Lloyds Bank Group, including:

–	Business and strategic planning that does not sufficiently consider customer needs.

–	Ineffective management and monitoring of products and their distribution (including the sales process).

–	Unclear, unfair, misleading or untimely customer communications.

–	A culture that is not sufficiently customer-centric.

–	Poor governance of colleagues’ incentives and rewards and approval of schemes which drive unfair customer outcomes.

–	Ineffective management and oversight of legacy conduct issues.

–	Ineffective management of customers’ complaints or claims.

–	Outsourcing of customer service and product delivery to third-parties that do not have the same level of control, oversight and culture as Lloyds Bank Group.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

There continues to be a significant focus on market misconduct, resulting from previous issues such as London Inter-bank Offered Rate (LIBOR) and foreign exchange (FX).

Due to the level of enhanced focus on conduct, there is a risk that certain aspects of Lloyds Bank Group’s current or legacy business may be determined by the Financial Conduct Authority, other regulatory bodies or the courts as not being conducted in accordance with applicable laws or regulations, in a manner that fails to deliver fair and reasonable customer treatment, or is inconsistent with market integrity or competition requirements.

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

Each of the tolerances for the metrics are agreed for the individual product or service and are regularly tracked. At a consolidated level these metrics are part of the Lloyds Bank Group Board risk appetite. Lloyds Bank Group has, and continues to, evolve its approach to conduct risk measurements, including those supporting customer vulnerability, process delivery and customer journeys.

MITIGATION

Lloyds Bank Group takes a range of mitigating actions with respect to conduct risk and remains focused on delivering a leading customer experience. Lloyds Bank Group’s ongoing commitment to good customer outcomes sets the tone from the top and supports the development of the right customer-centric culture – strengthening links between actions to support conduct, culture and customer and enabling more effective control management. Actions to encourage good conduct include:

–	Conduct risk appetite established at Lloyds Bank Group and business area level, with metrics included in the Lloyds Bank Group risk appetite to ensure ongoing focus.

–	Simplified and enhanced conduct policies and procedures in place to ensure appropriate controls and processes that deliver fair customer outcomes, and support market integrity and competition requirements.

–	Customer needs considered through divisional customer plans, with integral conduct lens, reviewed and challenged by the Lloyds Banking Group Customer First Committee (GCFC).

–	Cultural transformation: achieving a values-led culture through a focus on behaviours to ensure Lloyds Bank Group is transforming its culture for success in a digital world. This is supported by strong direction and tone from senior executives and the Lloyds Bank Group Board.

–	Continuous embedding of the customer vulnerability framework. Development and continued oversight of the implementation of the vulnerability strategy continues through the Lloyds Banking Group Customer Vulnerability Committee (GCVC) operating at a senior level to prioritise change, drive implementation and ensure consistency across Lloyds Banking Group. Lloyds Banking Group is also in the third year of its partnership with Macmillan to support customers with cancer, has launched specialist support for those impacted by financial and domestic abuse and has signed up to standards supporting customers with mental health problems.

–	Enhanced product governance framework to ensure products continue to offer customers fair value, and consistently meet their needs throughout their product life cycle; reviewed and challenged by the Lloyds Banking Group Product Governance Committee (GPGC).

–	Enhanced complaints management through effectively responding to, and learning from, root causes of complaint volumes and FoS change rates.

–	Review and oversight of thematic conduct agenda items at senior committees, ensuring holistic consideration of key Lloyds Banking Group-wide conduct risks.

–	Robust recruitment and training, with a continued focus on how Lloyds Bank Group manages colleagues’ performance with clear customer accountabilities.

–	Ongoing engagement with third-parties involved in serving Lloyds Bank Group’s customers to ensure consistent delivery.

–	Monitoring and testing of customer outcomes to ensure Lloyds Bank Group delivers fair outcomes for customers whilst making continuous improvements to products, services and processes.

–	Continued focus on market conduct and member of the Fixed Income, Currencies and Commodities Markets Standard Board.

–	Adoption of robust change delivery methodology to enable prioritisation and delivery of initiatives to address conduct challenges.

–	Continued focus on proactive identification and mitigation of conduct risk in the Lloyds Banking Group Strategic Review 3.

–	Active engagement with regulatory bodies and other stakeholders to develop understanding of concerns related to customer treatment, effective competition and market integrity, to ensure that Lloyds Bank Group’s strategic conduct focus continues to meet evolving stakeholder expectations.

MONITORING

Monitoring and reporting is undertaken at Lloyds Banking Group Board and divisional committees. As part of the reporting of CRAMs, a robust outcomes testing regime is in place to determine whether Lloyds Bank Group is delivering fair outcomes for customers.

GCFC acts as the guardian of customer experience and has responsibility for monitoring and reviewing plans and actions to improve it, providing oversight of customer outcomes and customer experience and providing challenge to divisions to make changes to support the delivery of Lloyds Banking Group’s vision and foster a customer-centric culture.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATIONAL RISK

DEFINITION

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

EXPOSURES

The principal operational risks to Lloyds Bank Group which could result in customer detriment, unfair customer outcomes, financial loss, disruption and/ or reputational damage are:

–	A cyber-attack, resulting in significant data loss.

–	Failure of IT systems, due to volume of change, and/or aged infrastructure.

–	Internal and/or external fraud or financial crime.

–	Failure to ensure compliance with increasingly complex and detailed regulation including anti-money laundering, anti-bribery, counter-terrorist financing, and financial sanctions and prohibitions laws and regulations, as well as heightened regulatory expectation on the ethical use of data.

A number of these risks could increase where there is a reliance on third-party suppliers to provide services to Lloyds Bank Group or its customers.

MEASUREMENT

Operational risk is managed across Lloyds Bank Group through an operational risk framework and operational risk policies. The operational risk framework includes a risk and control self-assessment process, risk impact likelihood matrix, key risk and control indicators, risk appetite, a robust operational event management and escalation process, scenario analysis and an Operational Loss Process.

Table U below shows high level loss and event trends for Lloyds Bank Group using Basel II categories. Based on data captured on Lloyds Bank Group’s Risk and Control Self-Assessment, in 2019 the highest frequency of events occurred in external fraud (74.53 per cent) and clients, products and business practices (12.60 per cent). Clients, products and business practices accounted for 75.71 per cent of losses by value, driven by legacy issues where impacts materialised in 2019 (excluding PPI).

Table U: Operational risk events by risk category (losses greater than or equal to £10,000), excluding PPI1

	% of total volume		% of total losses
	2019	2018	2019	2018
Business disruption and system failures	0.44	1.00	3.25	3.88
Clients, products and business practices	12.60	11.77	75.71	71.44
Damage to physical assets	0.16	1.87	0.06	0.23
Employee practices and workplace safety	–	0.07	0.00	(0.00)
Execution, delivery and process management	12.05	14.38	14.29	18.86
External fraud	74.53	70.57	6.62	5.54
Internal fraud	0.22	0.34	0.07	0.05
Total	100.00	100.00	100.00	100.00

1	2018 breakdowns have been restated to reflect a number of events that have been reclassified following an internal review.

Operational risk losses and scenario analysis is used to inform the Internal Capital Adequacy Assessment Process (ICAAP). Lloyds Bank Group calculates its minimum (Pillar I) operational risk capital requirements using The Standardised Approach (TSA). Pillar II is calculated using internal and external loss data and extreme but plausible scenarios.

MITIGATION

Lloyds Bank Group’s strategic review considers the changing risk management requirements, adapting the change delivery model to be more agile and develop the people skills and capabilities needed to be a ‘Bank of the Future’. Lloyds Bank Group continues to review and invest in its control environment to ensure it addresses the inherent risks faced. Risks are reported and discussed at local governance forums and escalated to executive management and Board as appropriate to ensure the correct level of visibility and engagement. Lloyds Bank Group employs a range of risk management strategies, including: avoidance, mitigation, transfer (including insurance) and acceptance. Where there is a reliance on third-party suppliers to provide services, Lloyds Banking Group’s Sourcing policy ensures that outsourcing initiatives follow a defined process including due diligence, risk evaluation and ongoing assurance.

Mitigating actions to the principal operational risks are:

–	The threat landscape associated with cyber risk continues to evolve and there is significant regulatory attention on this subject. The Board continues to invest heavily to protect Lloyds Bank Group from malicious cyber-attacks. Investment continues to focus on improving Lloyds Bank Group’s approach to identity and access management, improving capability to detect and respond to cyber-attacks and improved ability to manage vulnerabilities across the estate.

–	Lloyds Bank Group continues to optimise its approach to IT by investing in technology improvements; focusing on simplification of IT architecture; and decommissioning legacy systems in order to maintain reliable banking services for its customers. IT risk mitigation programmes are in place to continually improve customers’ experience, which receive considerable time and focus at Board and Board Risk Committees.

–	Lloyds Bank Group adopts a risk based approach to mitigate the internal and external fraud risks it faces, reflecting the current and emerging fraud risks within the market. Fraud risk appetite metrics holistically cover the impacts of fraud in terms of losses to Lloyds Bank Group, costs of fraud systems and operations, and customer experience of actual and attempted fraud. Oversight of the appropriateness and performance of these metrics is undertaken regularly through business area and Group-level committees. This approach drives a continual programme of prioritised enhancements to
60

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Lloyds Bank Group’s technology, process and people related controls, with an emphasis on preventative controls supported by real time detective controls wherever feasible. Group-wide policies and operational control frameworks are maintained and designed to provide customer confidence, protect Lloyds Bank Group’s commercial interests and reputation, comply with legal requirements and meet regulatory requirements. Lloyds Bank Group’s fraud awareness programme remains a key component of its fraud control environment, and awareness of fraud risk is supported by mandatory training for all colleagues. Lloyds Bank Group also plays an active role with other financial institutions, industry bodies, and enforcement agencies in identifying and combatting fraud.

–	Lloyds Bank Group continues to lead and support industry wide activity to help address fraud, such as leadership on the design and implementation of the industry code for Authorised Push Payment (APP) fraud, in addition to making more bespoke commitments with key partners, such as the City of London Police. Such initiatives support the continued enhancement of Lloyds Bank Group’s control framework, whilst contributing to the raising of standards across the industry. Lloyds Bank Group also continues to make material annual investments in both technology and colleague development to help mitigate this growing area of risk.

–	Lloyds Bank Group has adopted policies and procedures designed to detect and prevent the use of its banking network for money laundering, terrorist financing, bribery, tax evasion, human trafficking, modern-day slavery and wildlife trafficking, and activities prohibited by legal and regulatory sanctions. Against a background of increasingly complex and detailed laws and regulations, and of increased criminal and terrorist activity, Lloyds Bank Group regularly reviews and assesses its policies, procedures and organisational arrangements to keep them current, effective and consistent across markets and jurisdictions. Lloyds Bank Group requires mandatory training on these topics for all employees. Specifically, the anti money laundering procedures include ‘know-your-customer’ requirements, transaction monitoring technologies, reporting of suspicions of money laundering or terrorist financing to the applicable regulatory authorities, and interaction between Lloyds Bank Group’s Financial Intelligence Unit and external agencies and other financial institutions. The Anti-Bribery Policy prohibits the payment, offer, acceptance or request of a bribe, including ‘facilitation payments’ by any employee or agent and provides a confidential reporting service for anonymous reporting of suspected or actual bribery activity. The Sanctions and the Related Prohibitions Policy sets out a framework of controls for compliance with legal and regulatory sanctions.

MONITORING

Monitoring and reporting of operational risk is undertaken at Board, Group, entity and divisional committees. Each committee monitors key risks, control effectiveness, key risk and control indicators, events, operational losses, risk appetite metrics and the results of independent testing conducted by Risk and/or Internal Audit.

Lloyds Bank Group maintains a formal approach to operational risk event escalation, whereby material events are identified, captured and escalated. Root causes of events are determined and action plans put in place to ensure an optimum level of control to keep customers and the business safe, reduce costs, and improve efficiency.

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

EXPOSURES

Lloyds Bank Group’s management of material people risks is critical to its capacity to deliver against its strategic objectives and to be the best bank for customers, particularly in the context of increasing volumes of organisational, political and external market change and increasing digitisation. Lloyds Bank Group is exposed to the following key people risks:

–	Failure to recruit, develop and retain colleagues, including ineffective management of succession planning or failure to identify appropriate talent pipeline.

–	The increasing digitisation of the business is changing the capability mix required and may impact Lloyds Bank Group’s ability to attract and retain talent.

–	Senior Managers and Certification Regime (SM&CR) and additional regulatory constraints on remuneration structures may impact Lloyds Bank Group’s ability to attract and retain talent.

–	Failure to manage capacity, colleagues having excessive demands placed on them resulting in wellbeing issues and business objectives not being met.

–	Failure to meet all colleague-related legal and regulatory requirements.

–	Ineffective leadership, poor communication, weak performance, inappropriate remuneration policies.

–	Colleague engagement may continue to be challenged by ongoing media attention on culture within the banking sector, conduct and ethical considerations.

–	Inadequately designed people processes that are not resilient to withstand unexpected events.

MEASUREMENT

People risk is measured through a series of quantitative and qualitative indicators, aligned to key sources of people risk for Lloyds Bank Group such as succession, retention, colleague engagement and wellbeing. In addition to risk appetite measures and limits, people risks and controls are monitored on a monthly basis via Lloyds Bank Group’s risk governance framework and reporting structures.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MITIGATION

Lloyds Bank Group takes many mitigating actions with respect to people risk. Key areas of focus include:

–	Focusing on leadership and colleague engagement, through delivery of strategies to attract, retain and develop high calibre people together with implementation of rigorous succession planning.

–	Continued focus on Lloyds Bank Group’s culture by developing and delivering initiatives that reinforce the appropriate behaviours which generate the best possible long-term outcomes for customers and colleagues.

–	Managing organisational capability and capacity through divisional people strategies to ensure there are the right skills and resources to meet Lloyds Bank Group’s customers’ needs and deliver Lloyds Bank Group’s strategic plan.

–	Maintain effective remuneration arrangements to ensure they promote an appropriate culture and colleague behaviours that meet customer needs and regulatory expectations.

–	Ensuring colleague wellbeing strategies and support are in place to meet colleague needs, and that the skills and capability growth required to build a workforce for the ‘Bank of the Future’ are achieved.

–	Ensuring compliance with legal and regulatory requirements related to SM&CR, embedding compliant and appropriate colleague behaviours in line with Group policies, values and its people risk priorities.

–	Ongoing consultation with Lloyds Bank Group’s recognised unions on changes which impact their members.

–	Reviewing and enhancing people processes to ensure they are fit for purpose and operationally resilient.

MONITORING

Monitoring and reporting is undertaken at Board, Group, entity and divisional committees. Key people risk metrics are reported and discussed monthly at Lloyds Bank Group People Risk Committee with escalation to Group Risk and Executive Committees and the Board where required.

All material people risk events are escalated in accordance with Lloyds Banking Group Operational Risk policy.

CAPITAL RISK

DEFINITION

Capital risk is defined as the risk that Lloyds Bank Group has a sub-optimal quantity or quality of capital or that capital is inefficiently deployed across Lloyds Bank Group.

EXPOSURES

A capital risk exposure arises when Lloyds Bank Group has insufficient capital resources to support its strategic objectives and plans, and to meet both regulatory and external stakeholder requirements and expectations. This could arise due to a depletion of Lloyds Bank Group’s capital resources as a result of the crystallisation of any of the risks to which it is exposed. Alternatively a shortage of capital could arise from an increase in the amount of capital that needs to be held either at Lloyds Bank Group level or at the level of one or more of the regulated entities within Lloyds Bank Group. The Lloyds Bank Group capital management approach is focused on maintaining sufficient capital resources across all regulated levels of its structure in order to prevent such exposures.

MEASUREMENT

From 1 January 2019 Lloyds Bank Group became subject to separate supervision by the UK Prudential Regulation Authority (PRA) following the entry into force of UK ring-fencing legislation, with Lloyds Bank Group becoming the Ring-Fenced Bank sub-group (‘RFB sub-group’) within Lloyds Banking Group. Supervision on a sub-consolidated basis as the RFB sub-group is in addition to the existing supervision applied to Lloyds Bank plc on an individual basis.

Lloyds Bank Group maintains capital levels commensurate with a prudent level of solvency. To support this the capital risk appetite is calibrated by taking into consideration both an internal view of the amount of capital Lloyds Bank Group should hold as well as recognising external regulatory requirements.

Lloyds Bank Group measures both its capital requirements and the amount of capital resources it holds to meet those requirements through applying the regulatory framework defined by the Capital Requirements Directive and Regulation (CRD IV), as amended by provisions of the revised Capital Requirements Regulation (CRR II) that came into force in June 2019. Directive requirements are implemented in the UK by the PRA and supplemented through additional regulation under the PRA Rulebook.

The minimum amount of total capital, under Pillar 1 of the regulatory framework, is set at 8 per cent of total risk-weighted assets. At least 4.5 per cent of risk-weighted assets are required to be covered by common equity tier 1 (CET1) capital and at least 6 per cent of risk-weighted assets are required to be covered by tier 1 capital. These minimum Pillar 1 requirements are supplemented by additional minimum requirements under Pillar 2A of the regulatory framework, the aggregate of which is referred to as the Total Capital Requirement (TCR).

Under Pillar 2A, additional requirements are set through the issuance of an Individual Capital Requirement (ICR), which adjusts the Pillar 1 minimum requirement for those risks not covered or not fully covered under Pillar 1. A key input into the PRA’s ICR process is Lloyds Bank Group’s own assessment of the amount of capital it needs, a process known as the Internal Capital Adequacy Assessment Process (ICAAP). The Lloyds Bank Group Pillar 2A capital requirement is currently 4.9 per cent of risk-weighted assets, of which 2.7 per cent must be met with CET1 capital.

A range of additional regulatory capital buffers apply under CRD IV, which are required to be met with CET1 capital. These include a capital conservation buffer (2.5 per cent of risk-weighted assets) and a time-varying countercyclical capital buffer (0.9 per cent of risk-weighted assets as at 31 December 2019). In addition, following the entry into force of UK ring-fencing legislation, Lloyds Bank Group became subject to a systemic risk buffer (2.0 per cent of risk-weighted assets) which came into effect in August 2019 and is designed to hold systemically important banks to higher capital standards so that they can withstand a greater level of stress before requiring resolution.

As part of the capital planning process, forecast capital positions are subjected to extensive internal stress testing to determine the adequacy of Lloyds Bank Group’s capital resources against the minimum requirements, including the ICR. The PRA considers outputs from Lloyds Bank Group’s internal

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

stress tests, in conjunction with Lloyds Bank Group's other regulatory capital buffers and non-stress related elements, as part of the process for informing the setting of a capital buffer for Lloyds Bank Group, known as the PRA Buffer. The PRA requires this buffer to remain confidential between Lloyds Bank Group and the PRA.

Usage of the PRA Buffer would trigger a dialogue between Lloyds Bank Group and the PRA to agree what action is required whereas a breach of the CRD IV combined buffer (all other regulatory buffers, as referenced above) would give rise to mandatory restrictions upon any discretionary capital distributions.

In addition to the risk-based capital framework outlined above, Lloyds Bank Group is also subject to minimum capital requirements under the UK Leverage Ratio Framework. The leverage ratio is calculated by dividing fully loaded tier 1 capital resources by the leverage exposure which is a defined measure of on-balance sheet assets and off-balance sheet items.

The minimum leverage ratio requirement under the UK Leverage Ratio Framework is 3.25 per cent. This is supplemented by a time-varying countercyclical leverage buffer (0.3 per cent of the leverage exposure measure as at 31 December 2019) and an additional leverage ratio buffer (0.7 per cent of the leverage exposure measure) which reflects the application of Lloyds Bank Group’s systemic risk buffer.

At least 75 per cent of the 3.25 per cent minimum leverage ratio requirement as well as 100 per cent of regulatory leverage buffers must be met by CET1 capital.

The leverage ratio framework does not currently give rise to higher regulatory capital requirements for Lloyds Bank Group than the risk-based capital framework.

MITIGATION

The Lloyds Bank Group capital management framework is part of a comprehensive capital management framework within Lloyds Banking Group that includes the setting of capital risk appetite. Close monitoring of capital and leverage ratios is undertaken to ensure Lloyds Bank Group meets regulatory requirements and risk appetite levels and deploys its capital resources efficiently. Comprehensive stress testing analyses take place to evidence capital adequacy.

Lloyds Banking Group maintains a recovery plan which sets out a range of potential mitigating actions that Lloyds Bank Group could take in response to a stress. For example Lloyds Bank Group is able to accumulate additional capital through the retention of profits over time, which can be enhanced through reducing or cancelling dividend payments upstreamed to its parent (Lloyds Banking Group plc), by raising new equity via an injection of capital from its parent and by issuing additional tier 1 or tier 2 capital securities to its parent. The cost and availability of additional capital from its parent is dependent upon market conditions and perceptions at the time. Lloyds Bank Group is also able to manage the demand for capital through management actions including adjusting its lending strategy, risk hedging strategies and through business disposals.

MONITORING

Lloyds Bank Group’s capital is actively managed and monitoring capital ratios is a key factor in Lloyds Bank Group’s planning processes and stress testing. Multi-year base case forecasts of Lloyds Bank Group’s capital position, based upon the Lloyds Bank Group operating plan, are produced at least annually to inform the Lloyds Bank Group capital plan whilst shorter term forecasts are undertaken to understand and respond to variations of Lloyds Bank Group’s actual performance against the plan. Lloyds Bank Group’s capital plan is tested for capital adequacy using a range of stress scenarios and sensitivities covering adverse economic conditions as well as other adverse factors that could impact Lloyds Bank Group.

Lloyds Bank Group’s capital plan also considers the impact of IFRS 9 which has the potential to increase bank capital volatility. Under stress this is primarily a result of provisioning for assets that are not in default at an earlier stage than would have been the case under IAS 39.

In the short to medium term the IFRS 9 transitional arrangements for capital, which Lloyds Bank Group has adopted, will provide some stability in capital requirements against the increased provisioning, measurement uncertainty and volatility introduced by IFRS 9.

For those banks subject to the 2019 Bank of England Annual Cyclical Scenario (ACS) stress test, the Bank of England took action to avoid an unwarranted de facto increase in capital requirements that could result from the interaction of IFRS 9. The stress hurdle rates for banks participating in the exercise were adjusted to recognise the additional resilience provided by the earlier provisions taken under IFRS 9. The Bank of England is considering options for a more enduring treatment of IFRS 9 provisions in the capital framework and alternative options will be explored further during the 2020 Bank of England ACS stress test. Lloyds Bank Group will become subject to the Bank of England ACS stress test from June 2020.

Regular reporting of actual and projected ratios for Lloyds Bank Group and its key regulated entities, including ratios under stressed scenarios, is undertaken, including submissions to the Group Capital Risk Committee (GCRC), Group Financial Risk Committee (GFRC), Group and Ring-Fenced Banks Asset and Liability Committee (GALCO), Group and Ring-Fenced Banks Risk Committee (GRC), Board Risk Committee (BRC) and the Board. Capital policies and procedures are well established and subject to independent oversight.

The regulatory framework within which Lloyds Bank Group operates continues to be developed at a global level through the Financial Stability Board (FSB) and Basel Committee on Banking Supervision (BCBS), at a European level mainly through the European Commission (EC) and the issuance of technical standards and guidelines by the European Banking Authority (EBA) and within the UK by the PRA and through directions from the Financial Policy Committee (FPC). Lloyds Bank Group continues to monitor these developments very closely, analysing potential capital impacts to ensure Lloyds Bank Group continues to maintain a strong capital position that exceeds the minimum regulatory requirements and Lloyds Bank Group's risk appetite and is consistent with market expectations.

MINIMUM REQUIREMENT FOR OWN FUNDS AND ELIGIBLE LIABILITIES (MREL)

In 2015, the Financial Stability Board established an international standard for the total loss absorbing capacity (TLAC) of global systemically important banks (G-SIBs). The standard, which applies from 1 January 2019, is designed to enhance the resilience of the global financial system by ensuring that failing G-SIBs have sufficient capital to absorb losses and recapitalise under resolution, whilst continuing to provide critical banking services.

In the UK the Bank of England has implemented the requirements of the TLAC standard through a statement of policy on minimum requirements for own funds and eligible liabilities (the MREL SoP). The purpose of MREL is to require firms to maintain sufficient own funds and eligible liabilities that are capable of credibly bearing losses or recapitalising a bank whilst in resolution. MREL requirements can be satisfied by a combination of regulatory capital and certain unsecured liabilities (which must be subordinate to a firm’s operating liabilities).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The MREL SoP sets out the Bank of England’s approach to setting external MREL requirements and the distribution of MREL resources internally within groups. Internal MREL resources are intended to enable a material subsidiary to be recapitalised as part of a group resolution strategy without the need for the Bank of England to apply its resolution powers directly to the subsidiary itself.

Although not classified as a G-SIB, Lloyds Bank Group’s parent, Lloyds Banking Group plc, is subject to the Bank of England’s MREL SoP and must therefore maintain a minimum level of external MREL resources from 1 January 2020. Lloyds Banking Group plc operates a single point of entry (SPE) resolution strategy, with Lloyds Banking Group plc as the designated resolution entity. Under this strategy, Lloyds Bank Group has been identified as a material subsidiary of Lloyds Banking Group plc and must therefore maintain a minimum level of internal MREL resources from 1 January 2020. As at 31 December 2019, Lloyds Bank Group's internal MREL resources exceeded the minimum required.

The Bank of England will review the calibration of MREL in 2020 before setting final end-state requirements to be met from 2022. This review will take into consideration any changes to the capital framework, including the finalisation of the Basel III reforms.

ANALYSIS OF CAPITAL POSITION

Lloyds Bank Group’s common equity tier 1 capital ratio reduced to 14.3 per cent (31 December 2018: 14.6 per cent), largely as a result of the interim dividend paid during the year, additional pension contributions and increases in the deductions for intangible assets and excess expected losses, partially offset by profits generated during the year and the reduction in risk-weighted assets. The tier 1 capital ratio increased to 18.3 per cent (31 December 2018: 18.0 per cent) with the reduction in common equity tier 1 capital more than offset by the reduction in risk-weighted assets and the net increase in additional tier 1 capital following the issuance of new AT1 capital instruments. The total capital ratio was unchanged at 22.1 per cent, reflecting the overall increase in tier 1 capital and the reduction in risk-weighted assets offset by a reduction in tier 2 capital that was largely driven by the reduction in eligible provisions.

Risk-weighted assets reduced by £2,451 million, or 1 per cent, to £171,940 million at 31 December 2019, compared to £174,391 million at 31 December 2018, reflecting significant portfolio optimisation activity in the Commercial Banking division, including capital efficient securitisation activity, partially offset by the acquisition of the Tesco mortgage portfolio, the introduction of IFRS 16 and other model updates.

TOTAL CAPITAL REQUIREMENT

Lloyds Bank Group’s total capital requirement (TCR) as at 31 December 2019, being the aggregate of its Pillar 1 and current Pillar 2A capital requirements, was £22,177 million.

CAPITAL RESOURCES

An analysis of Lloyds Bank Group’s capital position as at 31 December 2019 is presented in the following section on both a CRD IV transitional arrangements basis and a CRD IV fully loaded basis, as amended by provisions of the revised Capital Requirements Regulation (CRR II) that came into force in June 2019. In addition Lloyds Bank Group’s capital position reflects the application of the transitional arrangements for IFRS 9.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table V: Capital resources

The table below summarises the consolidated capital position of Lloyds Bank Group. Lloyds Bank Group’s Pillar 3 Report will provide a comprehensive analysis of the own funds of Lloyds Bank Group.

	Transitional		Fully loaded
	At 31 Dec 2019 £m	At 31 Dec 2018 £m	At 31 Dec 2019 £m	At 31 Dec 2018 £m
Common equity tier 1
Shareholders’ equity per balance sheet	33,973	36,460	33,973	36,460
Adjustment to retained earnings for foreseeable dividends	–	(2,100)	–	(2,100)
Adjustment for own credit	26	(280)	26	(280)
Cash flow hedging reserve	(1,556)	(1,110)	(1,556)	(1,110)
Other adjustments	397	468	397	468
	32,840	33,438	32,840	33,438
less: deductions from common equity tier 1
Goodwill and other intangible assets	(4,050)	(3,628)	(4,050)	(3,628)
Prudent valuation adjustment	(220)	(253)	(220)	(253)
Excess of expected losses over impairment provisions and value adjustments	(195)	–	(195)	–
Removal of defined benefit pension surplus	(531)	(994)	(531)	(994)
Deferred tax assets	(3,207)	(3,106)	(3,207)	(3,106)
Common equity tier 1 capital	24,637	25,457	24,637	25,457
Additional tier 1
Additional tier 1 instruments	6,905	5,937	4,865	3,217
Total tier 1 capital	31,542	31,394	29,502	28,674
Tier 2
Tier 2 instruments	6,914	7,096	4,620	4,853
Other adjustments	(480)	(9)	(480)	(9)
Total tier 2 capital	6,434	7,087	4,140	4,844
Total capital resources	37,976	38,481	33,642	33,518
Risk-weighted assets	171,940	174,391	171,940	174,391
Common equity tier 1 capital ratio	14.3%	14.6%	14.3%	14.6%
Tier 1 capital ratio	18.3%	18.0%	17.2%	16.4%
Total capital ratio	22.1%	22.1%	19.6%	19.2%
65

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table W: Risk-weighted assets

	At 31 Dec 2019 £m	At 31 Dec 2018 £m
Foundation Internal Ratings Based (IRB) Approach	46,500	52,268
Retail IRB Approach	63,192	59,500
Other IRB Approach	11,722	9,609
IRB Approach	121,414	121,377
Standardised (STA) Approach	22,074	23,274
Credit risk	143,488	144,651
Counterparty credit risk	1,830	2,965
Credit valuation adjustment risk	271	305
Operational risk	24,413	24,558
Market risk	171	470
Underlying risk-weighted assets	170,173	172,949
Threshold risk-weighted assets[1]	1,767	1,442
Total risk-weighted assets	171,940	174,391

1	Threshold risk-weighted assets reflect the element of deferred tax assets that are permitted to be risk-weighted instead of being deducted from CET1 capital.

Leverage ratio

Analysis of leverage movements

Lloyds Bank Group’s UK leverage ratio increased to 5.1 per cent (31 December 2018: 4.8 per cent), largely reflecting the increase in tier 1 capital on a fully loaded basis and the reduction in balance sheet assets and off-balance sheet items.

The average UK leverage ratio of 4.8 per cent over the quarter largely reflected both a lower average tier 1 capital position during the quarter, with additional tier 1 capital increasing substantially towards the end of the quarter following the issuance of new AT1 capital instruments in November 2019 and December 2019, and a higher average exposure measure compared to the position at 31 December 2019, with reductions in balance sheet assets and off-balance sheet items largely occurring towards the end of the quarter.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table X: Leverage ratio

The table below summarises the component parts of Lloyds Bank Group's leverage ratios.

	Fully loaded
	At 31 Dec 2019 £m	At 31 Dec 2018 £m
Total tier 1 capital for leverage ratio
Common equity tier 1 capital	24,637	25,457
Additional tier 1 capital	4,865	3,217
Total tier 1 capital	29,502	28,674

Exposure measure
Statutory balance sheet assets
Derivative financial instruments	8,494	11,293
Securities financing transactions	52,032	53,467
Loans and advances and other assets	520,842	528,764
Total assets	581,368	593,524

Qualifying central bank claims	(33,408)	(35,512)

Deconsolidation adjustments and intragroup exemptions
Derivative financial instruments	32	(2,557)
Securities financing transactions	–	(1,434)
Loans and advances and other assets	(1,326)	(1,921)
Total deconsolidation adjustments and intragroup exemptions[1]	(1,294)	(5,912)

Derivatives adjustments
Adjustments for regulatory netting	(2,430)	(2,994)
Adjustments for cash collateral	(6,869)	(6,018)
Net written credit protection	148	–
Regulatory potential future exposure	8,186	8,956
Total derivatives adjustments	(965)	(56)

Securities financing transactions adjustments	689	(606)
Off-balance sheet items	44,172	47,863
Regulatory deductions and other adjustments	(7,641)	(7,872)
Total exposure measure[2]	582,921	591,429
Average exposure measure[3]	590,393

UK Leverage ratio[2]	5.1%	4.8%
Average UK leverage ratio[3]	4.8%

CRD IV leverage exposure measure[4]	616,329	626,941
CRD IV leverage ratio[4]	4.8%	4.6%

1	Deconsolidation adjustments relate to the deconsolidation of certain Lloyds Bank Group entities that fall outside the scope of Lloyds Bank Group’s regulatory capital consolidation. As at 31 December 2018 intragroup exemptions were applied to exposures between Lloyds Bank Group and Lloyds Banking Group plc and other subsidiaries of Lloyds Banking Group plc, where the relevant criteria was satisfied. From 1 January 2019 the intragroup exemptions are no longer applicable.

2	Calculated in accordance with the UK Leverage Ratio Framework which requires qualifying central bank claims to be excluded from the leverage exposure measure.

3	The average UK leverage ratio is based on the average of the month end tier 1 capital position and average exposure measure over the quarter (1 October 2019 to 31 December 2019). The average of 4.8 per cent compares to 4.6 per cent at the start and 5.1 per cent at the end of the quarter.

4	Calculated in accordance with CRD IV rules which include central bank claims within the leverage exposure measure.
67

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table Y: Application of IFRS 9 on a full impact basis for capital and leverage

	IFRS 9 full impact
	At 31 Dec 2019	At 31 Dec 2018
Common equity tier 1 (£m)	24,185	24,937
Transitional tier 1 (£m)	31,090	30,875
Transitional total capital (£m)	38,004	38,498
Total risk-weighted assets (£m)	172,324	174,780
Common equity tier 1 ratio (%)	14.0%	14.3%
Transitional tier 1 ratio (%)	18.0%	17.7%
Transitional total capital ratio (%)	22.1%	22.0%
UK leverage ratio exposure measure (£m)	582,900	626,901
UK leverage ratio (%)	5.0%	4.5%

Lloyds Bank Group applies the IFRS 9 transitional arrangements for capital set out under CRR Article 473a (the ‘transitional rules’). This allows for the initial net impact of IFRS 9 on CET1 capital, resulting from the increase in accounting impairment provisions on 1 January 2018, to be phased in over a five year transition period. In addition Lloyds Bank Group has opted to apply paragraph 4 of the regulation which allows for additional capital relief in respect of any post 1 January 2018 increase in Stage 1 and Stage 2 IFRS 9 expected credit loss provisions (net of regulatory expected losses) during the transition period.

For 2019 the phase in factor allowed 85 per cent of the resultant transitional adjustment to be added back to CET1 capital. The phase in factor will reduce to 70 per cent in 2020. As at 31 December 2019 no additional capital relief in respect of post 1 January 2018 increases in Stage 1 and Stage 2 expected credit losses (net of movements in regulatory expected losses) has been recognised.

Stress testing

Lloyds Bank Group undertakes a wide ranging programme of stress testing providing a comprehensive view of the potential impacts arising from the risks to which Lloyds Bank Group is exposed. One of the most important uses of stress testing is to assess the resilience of the operational and strategic plans of Lloyds Bank Group to adverse economic conditions and other key vulnerabilities. As part of this programme Lloyds Bank Group conducts a macroeconomic stress test of the four year operating plan.

Lloyds Bank Group will become subject to the Bank of England ACS stress test from 2020.

FUNDING AND LIQUIDITY RISK

DEFINITION

Funding risk is defined as the risk that Lloyds Bank Group does not have sufficiently stable and diverse sources of funding. Liquidity risk is defined as the risk that Lloyds Bank Group has insufficient financial resources to meet its commitments as they fall due.

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

MITIGATION

Lloyds Bank Group manages and monitors liquidity risks and ensures that liquidity risk management systems and arrangements are adequate with regard to the internal risk appetite, Group strategy and regulatory requirements. Liquidity policies and procedures are subject to independent internal oversight by Risk. Overseas branches and subsidiaries of Lloyds Bank Group may also be required to meet the liquidity requirements of the entity’s domestic country. Management of liquidity requirements is performed by the overseas branch or subsidiary in line with Lloyds Banking Group policy. Lloyds Bank Group plans funding requirements over the life of the funding plan, combining business as usual and stressed conditions. Lloyds Bank Group manages its liquidity position both with regard to its internal risk appetite and the Liquidity Coverage Ratio (LCR) as required by the PRA and Capital Requirements Directive and Regulation (CRD IV) liquidity requirements.

Lloyds Bank Group’s funding and liquidity position is underpinned by its significant customer deposit base, and is supported by strong relationships across customer segments. Lloyds Bank Group has consistently observed that in aggregate the retail deposit base provides a stable source of funding. Funding concentration by counterparty, currency and tenor is monitored on an ongoing basis and where concentrations do exist, these are managed as part of the planning process and limited by internal funding and liquidity risk monitoring framework, with analysis regularly provided to senior management.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Lloyds Bank Group carries out internal stress testing of its liquidity and potential cash flow mismatch position over both short (up to one month) and longer-term horizons against a range of scenarios forming an important part of the internal risk appetite. The scenarios and assumptions are reviewed at least annually to ensure that they continue to be relevant to the nature of the business including reflecting emerging horizon risks to Lloyds Bank Group. For further information on Lloyds Bank Group’s 2019 liquidity stress testing results refer to page 71.

Lloyds Bank Group maintains a Contingency Funding Framework as part of the wider Recovery Plan which is designed to identify emerging liquidity concerns at an early stage, so that mitigating actions can be taken to avoid a more serious crisis developing. Contingency Funding Plan invocation and escalation processes are based on analysis of five major quantitative and qualitative components, comprising assessment of: early warning indicators; prudential and regulatory liquidity risk limits and triggers; stress testing results; event and systemic indicators; and market intelligence.

Funding and Liquidity Management in 2019

Lloyds Bank Group’s liquidity position remains strong and in excess of the regulatory minimum and internal risk appetite, with a LCR of 127 per cent (based on a monthly rolling average over the previous 12 months) as at 31 December 2019 based on the EU Delegated Act.

During 2019, Lloyds Bank Group repaid its Funding for Lending Scheme (FLS) contractual maturities of £12.1 billion and early repaid £4.5 billion of its Term Funding Scheme (TFS) drawings, representing all of its 2020 TFS maturities. This has reduced the balance of FLS outstanding to £1 billion and the balance of TFS to £15.4 billion as at 31 December 2019.

The strong ratings of the Bank and its rated subsidiaries continue to reflect its robust balance sheet, resilient underlying profitability and bail-in capital position. There were no changes to the ratings over 2019, although in November, Moody’s revised Lloyds Bank plc’s outlook to negative due to concern relating to the UK’s exit from the European Union. In March Fitch placed the majority of UK banks, including Lloyds Bank plc, on Ratings Watch Negative before stabilising the ratings in December given the reduced risk of a no-deal exit from the EU.

Table Z: Lloyds Bank Group funding position

	At 31 Dec 2019 £bn	At 31 Dec 2018 £bn
Funding requirement
Loans and advances to customers[1]	422.8	428.2
Other funded assets[2]	18.2	18.4
Funded assets	441.0	446.6
Other assets[3]	28.9	44.9
	469.9	491.5
On balance sheet LCR eligible liquid assets
Cash and balances at central banks	33.3	34.5
Debt securities at amortised cost	2.4	1.2
Financial assets at fair value through other comprehensive income	24.2	24.2
Other LCR eligible liquid assets[4]	51.6	42.1
	111.5	102.0
Total Lloyds Bank Group assets	581.4	593.5
Less: other liabilities[3]	(35.0)	(41.3)
Funding requirement	546.4	552.2
Funded by
Customer deposits[5]	387.3	389.4
Wholesale funding[6]	101.8	94.3
Term funding scheme	15.4	19.9
Deposits from fellow Lloyds Banking Group undertakings	3.0	8.2
	507.5	511.8
Total equity	38.9	39.8
Total funding	546.4	551.6

1	Excludes reverse repurchase agreements

2	Includes non-LCR eligible cash at central banks and financial assets held at fair value through other comprehensive income

3	Other assets and other liabilities primarily include the fair value of derivative assets and liabilities as well as non-LCR eligible repurchase agreements and reverse repurchase agreements

4	Other LCR-eligible assets includes LCR-eligible repurchase and reverse repurchase agreements

5	Excludes repurchase agreements.

6	The Group’s definition of wholesale funding aligns with that used by other international market participants; including interbank deposits, debt securities in issue and subordinated liabilities.
69

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table AA: Reconciliation of Lloyds Bank Group funding to the balance sheet

	Included in funding analysis £bn	Repos and cash collateral £bn	Items due to fellow Lloyds Banking Group undertakings £bn	Fair value and other accounting methods £bn	Balance sheet £bn
At 31 December 2019
Deposits from banks	5.8	18.1	–	(0.3)	23.6
Debt securities in issue	83.6	–	(13.4)	6.2	76.4
Subordinated liabilities	12.4	–	–	0.2	12.6
Total wholesale funding	101.8	18.1	(13.4)
Customer deposits	387.3	9.5	–		396.8
Total	489.1	27.6	(13.4)

At 31 December 2018
Deposits from banks	4.3	22.0	–	–	26.3
Debt securities in issue	77.3	–	(7.0)	(5.8)	64.5
Subordinated liabilities	12.7	–	–	–	12.7
Total wholesale funding	94.3	22.0	(7.0)
Customer deposits	389.4	1.9	–	–	391.3
Total	483.7	23.9	(7.0)

Table AB: Analysis of 2019 total wholesale funding by residual maturity

	Less than one month £bn	One to three months £bn	Three to six months £bn	Six to nine months £bn	Nine months to one year £bn	One to two years £bn	Two to five years £bn	More than five years £bn	Total at 31 Dec 2019 £bn	Total at 31 Dec 2018 £bn
Deposit from banks	4.6	1.0	0.1	0.1	–	–	–	–	5.8	4.3
Debt securities in issue:
Certificates of deposit	0.5	1.6	1.1	1.3	0.4	–	–	–	4.9	6.7
Commercial paper	1.2	3.3	2.3	0.8	0.3	–	–	–	7.9	6.9
Medium-term notes	1.1	0.8	2.4	1.2	0.3	6.6	12.8	11.0	36.2	32.1
Covered bonds	0.8	1.3	–	3.0	–	6.1	10.6	7.0	28.8	27.1
Securitisation	0.3	–	1.1	0.9	0.4	1.7	1.4	–	5.8	4.5
	3.9	7.0	6.9	7.2	1.4	14.4	24.8	18.0	83.6	77.3
Subordinated liabilities	–	1.3	–	1.0	0.1	3.3	2.0	4.7	12.4	12.7
Total wholesale funding[1]	8.5	9.3	7.0	8.3	1.5	17.7	26.8	22.7	101.8	94.3

1	Lloyds Bank Group’s definition of wholesale funding aligns with that used by other international market participants; including interbank deposits, debt securities and subordinated liabilities.

Table AC: Total wholesale funding by currency

	Sterling £bn	US Dollar £bn	Euro £bn	Other currencies £bn	Total £bn
At 31 December 2019	26.0	35.1	32.3	8.4	101.8
At 31 December 2018	26.2	24.7	36.1	7.3	94.3

Table AD: Analysis of 2019 term issuance

	Sterling £bn	US Dollar £bn	Euro £bn	Other currencies £bn	Total £bn
Securitisation	1.6	0.4	–	–	2.0
Medium-term notes	–	6.5	2.3	4.1	12.9
Covered bonds	2.0	0.8	2.8	–	5.6
Private placements[1]	0.1	0.2	0.2	–	0.5
Subordinated liabilities[2]	0.5	1.7	–	0.3	2.5
Total issuance	4.2	9.6	5.3	4.4	23.5

1	Private placements include structured bonds.

2	Includes subordinated liability and AT1 issuance.
70

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Lloyds Bank Group maintains a stable and diverse source of funds with access to a wide range of funding products. Lloyds Bank Group will continue to issue funding trades from Lloyds Bank plc, operating company, across money markets, senior unsecured, covered bonds, ABS and RMBS. The maturity of the Funding for Lending and Term Funding Schemes are fully factored into Lloyds Bank Group’s funding plans. Capital and MREL requirements of Lloyds Bank Group will be met through downstreamed issuance from Lloyds Banking Group plc.

Liquidity Portfolio

At 31 December 2019, the banking business had £98.5 billion of highly liquid unencumbered LCR eligible assets (31 December 2018: £111.1 billion), of which £95.9 billion is LCR level 1 eligible (31 December 2018: £110.3 billion) and £2.6 billion is LCR level 2 eligible (31 December 2018: £0.8 billion). These assets are available to meet cash and collateral outflows and regulatory requirements. Total LCR eligible liquid assets exceed total wholesale funding and thus provide a substantial buffer in the event of market dislocation.

Table AE: LCR eligible assets

	At 31 Dec 2019 £bn	At 31 Dec 2018 £bn
Level 1
Cash and central bank reserves	33.3	34.5
High quality government/MDB/agency bonds[1]	60.2	74.8
High quality covered bonds	2.4	1.0
Total	95.9	110.3
Level 2[2]	2.6	0.8
Total LCR eligible assets	98.5	111.1

1	Designated multilateral development bank (MDB).

2	Includes Level 2A and Level 2B.

Table AF: LCR eligible assets by currency

	Sterling £bn	US Dollar £bn	Euro £bn	Other currencies £bn	Total £bn
At 31 December 2019
Level 1	81.1	5.2	9.6	–	95.9
Level 2	1.7	0.5	0.4	–	2.6
Total	82.8	5.7	10.0	–	98.5
At 31 December 2018
Level 1	91.0	12.2	7.1	–	110.3
Level 2	0.4	0.4	–	–	0.8
Total	91.4	12.6	7.1	–	111.1

The banking business also has a significant amount of non-LCR eligible liquid assets which are eligible for use in a range of central bank or similar facilities. Future use of such facilities will be based on prudent liquidity management and economic considerations, having regard for external market conditions.

Stress testing results

Internal liquidity stress testing results at 31 December 2019 showed that Lloyds Bank Group had liquidity resources representing 157 per cent of modelled outflows over a three month period from all wholesale funding sources, retail and corporate deposits, intraday requirements and rating dependent contracts under Lloyds Bank Group’s most severe liquidity stress scenario.

This scenario includes a two notch downgrade of Lloyds Bank Group’s current long-term debt rating and accompanying one notch short-term downgrade implemented instantaneously by all major rating agencies.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MITIGATION

Lloyds Banking Group’s enterprise risk management framework (ERMF) establishes robust arrangements for risk governance, in particular by:

–	Defining individual and collective accountabilities for risk management, risk oversight and risk assurance through a three lines of defence model which supports the discharge of responsibilities to customers, shareholders and regulators;

–	Outlining governance arrangements which articulate the enterprise-wide approach to risk management; and

–	Supporting a consistent approach to Group-wide behaviour and risk decision-making through a Group policy framework which helps everyone understand their responsibilities by clearly articulating and communicating rules, standards, boundaries and risk appetite measures which can be controlled, enforced and monitored.

Under the banner of the ERMF, training modules are in place to support all colleagues in understanding and fulfilling their risk responsibilities.

Lloyds Banking Group's Code of Responsibility, which also applies to Lloyds Bank Group, embodies its values and reflect its commitment to operating responsibly and ethically both at a business and an individual level. All colleagues are required to adhere to the code in all aspects of their roles.

Effective implementation of the ERMF mutually reinforces and is reinforced by Lloyds Bank Group’s risk culture, which is embedded in its approach to recruitment, selection, training, performance management and reward.

MONITORING

A review of Lloyds Banking Group’s ERMF, which includes the status of Lloyds Bank Group’s principles and policy framework, and the design and operational effectiveness of key governance committees, is undertaken on an annual basis and the findings are reported to Lloyds Bank Group Risk Committee, Board Risk Committee and the Board.

For further information on corporate governance see pages 81 to 86.

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

MEASUREMENT

The Lloyds Bank Group risk appetite is calibrated primarily to five multi-risk Lloyds Banking Group economic scenarios, and is supplemented with sensitivity-based measures. The scenarios assess the impact of unlikely, but plausible, adverse stresses on income with the worst case for banking activities, defined benefit pensions and trading portfolios reported against independently, and across Lloyds Bank Group as a whole.

Lloyds Bank Group risk appetite is cascaded first to Lloyds Bank Group Asset and Liability Committee (GALCO), chaired by the Chief Financial Officer, where risk appetite is approved and monitored by risk type, and then to Group Market Risk Committee (GMRC) where risk appetite is sub-allocated by division. These metrics are reviewed regularly by senior management to inform effective decision-making.

MITIGATION

GALCO is responsible for approving and monitoring group market risks, management techniques, market risk measures, behavioural assumptions, and the market risk policy. Various mitigation activities are assessed and undertaken across Lloyds Bank Group to manage portfolios and seek to ensure they remain within approved limits. The mitigation actions will vary dependent on exposure but will, in general, look to reduce risk in a cost effective manner by offsetting balance sheet exposures and externalising to the financial markets dependent on market liquidity. The market risk policy is owned by Group Corporate Treasury (GCT) and refreshed annually. The policy is underpinned by supplementary market risk procedures, which define specific market risk management and oversight requirements.

MONITORING

GALCO and the GMRC regularly review high level market risk exposure as part of the wider risk management framework. They also make recommendations to the Board concerning overall market risk appetite and Lloyds Banking Group Market Risk policy. Exposures at lower levels of delegation are monitored at various intervals according to their volatility, from daily in the case of trading portfolios to monthly or quarterly in the case of less volatile portfolios. Levels of exposures compared to approved limits and triggers are monitored by Risk and where appropriate, escalation procedures are in place.

How market risks arise and are managed across Lloyds Bank Group’s activities is considered in more detail below.

BANKING ACTIVITIES

Exposures

Lloyds Bank Group’s banking activities expose it to the risk of adverse movements in market prices, predominantly interest rates, credit spreads and exchange rates. The volatility of market values can be affected by both the transparency of prices and the amount of liquidity in the market for the relevant asset, liability or instrument.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Foreign exchange risk

Economic foreign exchange exposure arises from Lloyds Bank Group’s investment in its overseas operations (net investment exposures are disclosed in note 46 on page F-157). In addition, Lloyds Bank Group incurs foreign exchange risk through non-functional currency flows from services provided by customer-facing divisions, Lloyds Bank Group’s debt and capital management programmes and is exposed to volatility in its CET1 ratio, due to the impact of changes in foreign exchange rates on the retranslation of non-sterling-denominated RWAs.

Equity risk

Equity risk arises primarily from exposure to the Lloyds Banking Group share price through deferred shares and deferred options granted to employees as part of their benefits package.

Credit spread risk

Credit spread risk arises largely from (i) the liquid asset portfolio held in the management of Group liquidity, comprising of government, supranational and other eligible assets; (ii) the Credit Valuation Adjustment (CVA) and Debit Valuation Adjustment (DVA) sensitivity to credit spreads; (iii) a number of Lloyds Bank Group’s structured medium-term notes where Lloyds Bank Group have elected to fair value the notes through the profit and loss account; and (iv) banking book assets held at fair value in Commercial Banking under IFRS 9.

Measurement

Interest rate risk exposure is monitored monthly using, primarily:

–	Market value sensitivity: this methodology considers all repricing mismatches (behaviourally adjusted where appropriate) in the current balance sheet and calculates the change in market value that would result from an instantaneous 25, 100 and 200 basis points parallel rise or fall in the yield curve (subject to an appropriate floor). The market value sensitivities are calculated on a static balance sheet using principal cash flows excluding interest, commercial margins and other spread components and are therefore discounted at the risk free zero-coupon rate.

–	Interest income sensitivity: this measures the 12 month impact on future net interest income arising from various economic scenarios. These include instantaneous 25, 100 and 200 basis point parallel shifts in all yield curves and the five Lloyds Banking Group economic scenarios (subject to an appropriate floor). These scenarios are reviewed every year and are designed to replicate severe but plausible economic events, capturing risks that would not be evident through the use of parallel shocks alone such as basis risk and steepening or flattening of the yield curve. An additional negative rates scenario is also used for information purposes where all floors are removed; however this is not measured against the limit framework.

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

–	Structural hedge limits: the structural hedging programme, managing interest rate risk in the banking book relies on a number of assumptions made around customer behaviour. A material mismatch between assumptions and reality could lead to a deterioration in earnings. In order to monitor this risk a number of metrics are in place to enhance understanding of risks within this portfolio.

Lloyds Bank Group has an integrated Asset and Liability Management (ALM) system which supports non-traded asset and liability management of Lloyds Bank Group. This provides a single consolidated tool to measure and manage interest rate repricing profiles (including behavioural assumptions), perform stress testing and produce forecast outputs. Lloyds Bank Group is aware that any assumptions based model is open to challenge. A full behavioural review is performed annually, or in response to changing market conditions, to ensure the assumptions remain appropriate and the model itself is subject to annual re-validation, as required under Lloyds Banking Group Model Governance policy. The key behavioural assumptions are:

–	embedded optionality within products.

–	the duration of balances that are contractually repayable on demand, such as current accounts and overdrafts, together with net free reserves of Lloyds Bank Group.

–	the re-pricing behaviour of managed rate liabilities namely variable rate savings.

Table AG shows, split by material currency, Lloyds Bank Group’s market value sensitivities to an instantaneous parallel up and down 25 and 100 basis points change to all interest rates.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table AG: Lloyds Bank Group Banking activities: market value sensitivity

	2019				2018
	Up 25bps £m	Down 25bps £m	Up 100bps £m	Down 100bps £m	Up 25bps £m	Down 25bps £m	Up 100bps £m	Down 100bps £m
Sterling	15.5	(15.8)	60.7	(51.8)	27.0	(27.4)	105.6	(114.5)
US Dollar	(2.1)	2.2	(7.9)	9.1	(8.0)	8.1	(31.5)	32.7
Euro	(7.0)	2.2	(26.5)	11.1	(3.1)	1.9	(11.7)	7.3
Other	(0.1)	0.1	(0.3)	0.3	(0.1)	0.1	(0.5)	0.5
Total	6.3	(11.3)	26.0	(31.3)	15.9	(17.4)	62.0	(73.9)

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

Table AH below shows supplementary value sensitivity to a steepening and flattening (c.100 basis points around the 3 year point) in the yield curve. This ensures there are no unintended consequences to managing risk to parallel shifts in rates.

Table AH: Lloyds Bank Group Banking activities: market value sensitivity to a steepening and flattening of the yield curve

	2019		2018
	Steepener £m	Flattener £m	Steepener £m	Flattener £m
Sterling	40.7	(41.6)	42.6	(40.8)
US Dollar	(9.6)	10.3	6.9	(6.1)
Euro	(15.6)	9.9	(6.6)	3.4
Other	(0.0)	(0.0)	(0.1)	0.1
Total	15.5	(21.4)	42.8	(43.5)

The table below shows the banking book income sensitivity to an instantaneous parallel up and down 25 and 100 basis points change to all interest rates.

Table AI: Lloyds Bank Group Banking activities: net interest income sensitivity

	2019				2018
	Up 25bps £m	Down 25bps £m	Up 100bps £m	Down 100bps £m	Up 25bps £m	Down 25bps £m	Up 100bps £m	Down 100bps £m
Client facing activity and associated hedges	92.8	(133.8)	375.4	(658.8)	54.4	(98.0)	252.1	(423.9)

Income sensitivity is measured over a rolling 12 month basis.

The increase in the net interest income sensitivity to a downwards 100 basis points shock reflects additional margin compression risk within retail savings and a reduction in the size of the structural hedge.

Basis risk, foreign exchange, equity credit spread risks are measured primarily through scenario analysis by assessing the impact on profit before tax over a 12 month horizon arising from a change in market rates, and reported within the Lloyds Bank Group Board risk appetite on a monthly basis. Supplementary measures such as sensitivity and exposure limits are applied where they provide greater insight into risk positions. Frequency of reporting supplementary measures varies from daily to quarterly appropriate to each risk type.

Mitigation

Lloyds Bank Group’s policy is to optimise reward whilst managing its market risk exposures within the risk appetite defined by the Board. Lloyds Banking Group Market Risk policy and procedures outlines the hedging process, and the centralisation of risk from divisions into GCT, e.g. via the transfer pricing framework. GCT is responsible for managing the centralised risk and does this through natural offsets of matching assets and liabilities, and appropriate hedging activity of the residual exposures, subject to the authorisation and mandate of GALCO within the Board risk appetite. The hedges are externalised to the market by derivative desks within GCT and Commercial Banking Markets. Lloyds Bank Group mitigates income statement volatility through hedge accounting. This reduces the accounting volatility arising from Lloyds Bank Group’s economic hedging activities by utilising both LIBOR and bank base rate assets. Any hedge accounting ineffectiveness that leads to accounting volatility is continuously monitored.

The largest residual risk exposure arises from balances that are deemed to be insensitive to changes in market rates (including current accounts, a portion of variable rate deposits and investable equity), and is managed through the Lloyds Bank Group’s structural hedge. Consistent with Lloyds Bank Group’s strategy to deliver stable returns, GALCO seeks to minimise large reinvestment risk, and to smooth earnings over a range of investment tenors. The structural hedge consists of longer-term fixed rate assets or interest rate swaps and the amount and duration of the hedging activity is reviewed regularly by GALCO.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Whilst Lloyds Bank Group faces margin compression in low rate environments, its exposure to pipeline and prepayment risk are not considered material and are hedged in line with expected customer behaviour. These are appropriately monitored and controlled through divisional Asset and Liability Committees (ALCOs).

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

DEFINED BENEFIT PENSION SCHEMES

Exposures

Lloyds Bank Group’s defined benefit pension schemes are exposed to significant risks from their assets and liabilities. The liability discount rate exposes Lloyds Bank Group to interest rate risk and credit spread risk, which are partially offset by fixed interest assets (such as gilts and corporate bonds) and swaps. Equity and alternative asset risk arises from direct asset holdings. Scheme membership exposes Lloyds Bank Group to longevity risk.

For further information on defined benefit pension scheme assets and liabilities please refer to note 29 on page F-64.

Measurement

Management of the schemes’ assets is the responsibility of the Trustees of the schemes who are responsible for setting the investment strategy and for agreeing funding requirements with Lloyds Bank Group. Lloyds Bank Group will be liable for meeting any funding deficit that may arise. As part of the triennial valuation process, Lloyds Bank Group will agree with the Trustees a funding strategy to eliminate the deficit over an appropriate period.

Longevity risk is measured using both 1-in-20 year stresses (risk appetite) and 1-in-200 year stresses (regulatory capital).

Mitigation

Lloyds Bank Group takes an active involvement in agreeing mitigation strategies with the schemes’ Trustees. An interest rate and inflation hedging programme is in place to reduce liability risk. The schemes have also reduced equity allocation and invested the proceeds in credit assets. The Trustees have put in place a longevity swap to mitigate longevity risk. The merits of longevity risk transfer and hedging solutions are reviewed regularly.

Monitoring

In addition to the wider risk management framework, governance of the schemes includes two specialist pensions committees.

The surplus, or deficit, in the schemes is tracked monthly along with various single factor and scenario stresses which consider the assets and liabilities holistically. Key metrics are monitored monthly including Lloyds Bank Group’s capital resources of the scheme, the performance against risk appetite triggers, and the performance of the hedged asset and liability matching positions.

TRADING PORTFOLIOS

Exposures

Lloyds Bank Group’s trading activity is small relative to its peers and does not engage in any proprietary trading activities. Lloyds Bank Group’s trading activity is undertaken solely to meet the financial requirements of commercial and retail customers for foreign exchange, credit and interest rate products. These activities support customer flow and market making activities.

All trading activities are performed within the Commercial Banking division. While the trading positions taken are generally small, any extreme moves in the main risk factors and other related risk factors could cause losses in the trading book depending on the positions at the time.

Trading market risk measures are applied to all of Lloyds Bank Group’s regulatory trading books and they include daily VaR, sensitivity based measures, and stress testing calculations.

Measurement

Lloyds Bank Group internally uses VaR as the primary risk measure for all trading book positions.

The risk of loss measured by the VaR model is the minimum expected loss in earnings given the 95 per cent confidence.

The market risk for the trading book continues to be very low with respect to the size of Lloyds Bank Group and compared to its peers. This reflects the fact that Lloyds Bank Group’s trading operations are customer-centric and focused on hedging and recycling client risks.

Although it is an important market standard measure of risk, VaR has limitations. One of them is the use of a limited historical data sample which influences the output by the implicit assumption that future market behaviour will not differ greatly from the historically observed period. Another known limitation is the use of defined holding periods which assumes that the risk can be liquidated or hedged within that holding period. Also calculating the VaR at the chosen confidence interval does not give enough information about potential losses which may occur if this level is exceeded. Lloyds Bank Group fully recognises these limitations and supplements the use of VaR with a variety of other measurements which reflect the nature of the business activity. These include detailed sensitivity analysis, position reporting and a stress testing programme.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Monitoring

Trading risk appetite is monitored daily with 1-day 95 per cent VaR and stress testing limits. These limits are complemented with position level action triggers and profit and loss referrals. Risk and position limits are set and managed at both desk and overall trading book levels. They are reviewed at least annually and can be changed as required within the overall Lloyds Bank Group risk appetite framework.

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

There are over 300 models in Lloyds Bank Group performing a variety of functions including:

–	capital calculation;

–	credit decisioning, including fraud;

–	pricing models;

–	impairment calculation;

–	stress testing and forecasting; and

–	market risk measurement.

As a result of the wide scope and breadth of coverage, there is exposure to model risk across a number of Lloyds Bank Group’s principal risk categories.

MEASUREMENT

Lloyds Bank Group risk appetite framework is the key component for measuring Lloyds Bank Group’s model risk. Reported monthly to Lloyds Bank Group Risk Committee and Board, focus is placed on the performance of Lloyds Bank Group’s most material models.

MITIGATION

The model risk management framework, established by and with continued oversight from an independent team in the Risk division, provides the foundation for managing and mitigating model risk within Lloyds Bank Group. Accountability is cascaded from the Board and senior management via Lloyds Bank Group enterprise risk management framework.

This provides the basis for Lloyds Banking Group Model Governance policy, which defines the mandatory requirements for models across Lloyds Bank Group, including:

–	the scope of models covered by the policy;

–	model materiality;

–	roles and responsibilities, including ownership, independent oversight and approval; and

–	key principles and controls regarding data integrity, development, validation, implementation, ongoing maintenance and revalidation, monitoring, and the process for non-compliance.

The model owner takes responsibility for ensuring the fitness for purpose of the models and rating systems, supported and challenged by the independent specialist Group function.

The above ensures all models in scope of policy, including those involved in regulatory capital calculation, are developed consistently and are of sufficient quality to support business decisions and meet regulatory requirements.

MONITORING

Lloyds Bank Group Model Governance Committee is the primary body for overseeing model risk. Policy requires that key performance indicators are monitored for every model to ensure they remain fit for purpose and all issues are escalated appropriately. Material model issues are reported to Group and Board Risk Committees monthly with more detailed papers as necessary to focus on key issues.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INVESTMENT PORTFOLIO, MATURITIES, DEPOSITS, SHORT-TERM BORROWINGS

Financial assets at fair value through profit or loss; financial assets at fair value through other comprehensive income (2017: available-for-sale financial assets); and debt securities held at amortised cost

The following table sets out the book values and valuation (fair value) of the Lloyds Bank Group’s debt securities, treasury and other bills and equity shares held within its continuing operations at 31 December for each of the three years indicated.

	2019 Book value £m	2019 Valuation £m	2018 Book value £m	2018 Valuation £m	2017 Book value £m	2017 Valuation £m
Financial assets at fair value through profit or loss
US treasury and US government agencies	–	–	–	–	947	947
Other government securities	290	290	2,293	2,293	9,817	9,817
Bank and building society certificates of deposit	–	–	–	–	222	222
Mortgage-backed securities	–	–	–	–	189	189
Other asset-backed securities	–	–	20	20	95	95
Corporate and other debt securities	47	47	540	540	2,088	2,088
Treasury bills and other bills	–	–	–	–	18	18
Equity shares	165	165	156	156	50	50
	502	502	3,009	3,009	13,426	13,426
Financial assets at fair value through other comprehensive income
US treasury and US government agencies	1,979	1,979	3,963	3,963
Other government securities	11,103	11,103	15,008	15,008
Asset-backed securities	60	60	57	57
Corporate and other debt securities	11,036	11,036	5,119	5,119
Treasury and other bills	439	439	221	221
	24,617	24,617	24,368	24,368
Available-for-sale financial assets
US treasury and US government agencies					6,760	6,760
Other government securities					27,948	27,948
Bank and building society certificates of deposit					167	167
Mortgage-backed securities					1,156	1,156
Other asset-backed securities					255	255
Corporate and other debt securities					4,615	4,615
Equity shares					816	816
					41,717	41,717
Debt securities held at amortised cost
Mortgage-backed securities	2,934	2,934	3,271	3,263	2,366	2,351
Other asset-backed securities	874	874	648	648	1,260	1,225
Corporate and other debt securities	1,518	1,509	1,178	1,196	14	4
	5,326	5,317	5,097	5,107	3,640	3,580
Allowance for impairment losses	(1)	–	(2)	–	(3)	–
	5,325	5,317	5,095	5,107	3,637	3,580
77

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MATURITIES AND WEIGHTED AVERAGE YIELDS OF INTEREST-BEARING SECURITIES

The weighted average yield for each range of maturities is calculated by dividing the annualised interest income prevailing at 31 December 2019 by the book value of securities held at that date.

	Maturing within one year		Maturing after one but within five years		Maturing after five but within ten years		Maturing after ten years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	£m	%	£m	%	£m	%	£m	%
Financial assets at fair value through profit or loss
Non-US government securities	–	–	–	–	–	–	290	1.3
Corporate and other debt securities	–	–	–	–	47	0.1	–	–
	–		–		47		290
Financial assets at fair value through other comprehensive income
US treasury and US government agencies	–	–	549	0.2	1,430	5.5	–	–
Other government securities	656	7.0	6,175	2.7	3,505	2.0	767	3.0
Asset-backed securities	–	–	–	–	–	–	60	4.2
Corporate and other debt securities	509	1.4	8,777	1.6	1,750	2.5	–	–
Treasury and other bills	69	1.7	229	2.1	141	2.1	–	–
	1,234		15,730		6,826		827
Debt securities held at amortised cost
Mortgage-backed securities	–	–	1,840	1.7	–	–	1,094	1.5
Other asset-backed securities	11	0.0	381	0.2	482	1.4	–	–
Corporate and other debt securities	–	–	870	2.9	646	2.3	1	0.0
	11		3,091		1,128		1,095

The Group’s investment holdings at 31 December 2019 include £10,724 million due from the UK government and its agencies.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MATURITY ANALYSIS AND INTEREST RATE SENSITIVITY OF LOANS AND ADVANCES TO CUSTOMERS AND BANKS AT 31 DECEMBER 2019

The following table analyses the maturity profile and interest rate sensitivity of loans by type on a contractual repayment basis at 31 December 2019.

All amounts are before deduction of impairment allowances. Demand loans are included in the ‘maturing in one year or less’ category.

		Maturing after
	Maturing in one	one but within	Maturing after
	year or less	five years	five years	Total
	£m	£m	£m	£m
Loans and advances to banks	3,354	–	1,498	4,852
Loans and advances to customers:
Mortgages	14,126	50,981	233,187	298,294
Other personal lending	4,036	5,817	19,312	29,165
Property companies	3,476	12,711	10,549	26,736
Financial, business and other services	59,885	6,275	6,927	73,087
Transport, distribution and hotels	6,234	3,882	2,541	12,657
Manufacturing	2,811	1,515	543	4,869
Other	8,635	17,426	6,764	32,825
Total loans	102,557	98,607	281,321	482,485
Of which:
Fixed interest rate	69,883	49,659	161,405	280,947
Variable interest rate	32,674	48,948	119,916	201,538
	102,557	98,607	281,321	482,485

DEPOSITS

The following tables show the details of the Group’s average customer deposits in each of the past three years.

	2019	2019	2018	2018	2017	2017
	Average	Average	Average	Average	Average	Average
	balance	rate	balance	rate	balance	rate
	£m	%	£m	%	£m	%
Non-interest bearing demand deposits	74,130	–	72,428	–	66,260	–
Interest-bearing demand deposits	80,394	0.90	90,178	0.75	94,626	0.58
Savings deposits	157,773	0.56	149,177	0.38	168,142	0.23
Time deposits	77,550	0.57	91,692	0.82	86,043	1.16
Total average deposits	389,847	0.53	403,475	0.50	415,071	0.47

CERTIFICATES OF DEPOSIT AND OTHER TIME DEPOSITS

The following table gives details of the Group’s certificates of deposit issued and other time deposits at 31 December 2019 individually in excess of US $100,000 (or equivalent in another currency) by time remaining to maturity.

		Over 3 months	Over 6 months
	3 months	but within	but within	Over
	or less	6 months	12 months	12 months	Total
	£m	£m	£m	£m	£m
Certificates of deposit	2,051	1,097	1,725	52	4,925
Time deposits	6,905	3,415	3,923	1,940	16,183
Total	8,956	4,512	5,648	1,992	21,108
79

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

SHORT-TERM BORROWINGS

Short-term borrowings are included within the balance sheet captions ‘Deposits by banks’, ‘Customer accounts’ and ‘Debt securities in issue’ and are not identified separately on the balance sheet. The short-term borrowings of the Group consist of overdrafts from banks, liabilities in respect of securities sold under agreements to repurchase, notes issued as part of lending securitisations, certificates of deposit issued, commercial paper and promissory notes issued and other marketable paper. Liabilities in respect of securities sold under agreements to repurchase, securitisation notes and covered bonds are the only potentially significant short-term borrowings of the Group.

The following tables give details of the significant short-term borrowings of the Group for each of the past three years.

	2019	2018	2017
	£m	£m	£m
Liabilities in respect of securities sold under repurchase agreements
Balance at the year end	27,635	25,789	25,813
Average balance for the year	27,935	28,163	18,943
Maximum balance during the year	32,750	31,571	25,813
Average interest rate during the year	1.1%	0.9%	0.6%
Interest rate at the year end	1.0%	1.4%	1.4%
Covered bonds
Balance at the year end	29,818	28,194	26,132
Average balance for the year	29,674	27,028	26,765
Maximum balance during the year	30,953	28,194	30,521
Average interest rate during the year	2.7%	3.0%	3.2%
Interest rate at the year end	2.4%	2.7%	2.8%
80

CORPORATE GOVERNANCE

STATEMENT ON US CORPORATE GOVERNANCE STANDARDS

The Board is committed to the delivery of Lloyds Bank Group’s strategy which will transform Lloyds Bank Group for success in a digital world. The Board’s strategy is underpinned by high standards of corporate governance designed to ensure consistency and rigour in its decision making. This report explains how those standards, in particular those laid down by the Financial Reporting Council in the Wates Corporate Governance Principles for Large Private Companies (the ‘Wates Code’), apply in practice to ensure that the Board and management work together for the long-term benefit of the Bank. The Wates Code can be found at frc.org.uk.

To assist the Board in carrying out its functions and to provide independent oversight of internal control and risk management, certain responsibilities are delegated to the Board’s Committees. The Board is kept up to date on the activities of the Committees through reports from each of the Committee Chairmen. Terms of Reference for each of the Committees are available on the website www.lloydsbankinggroup.com. Information on the membership, role and activities of the Nomination Committee, the Audit Committee, the Board Risk Committee and the Remuneration Committee can be found on page 81 and page 83.

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

Board and Committee Composition and Board Attendance in 20191

Date of
	appointment to	Board		Nomination		Audit		Board Risk		Remuneration
Board Member[5]	Board	meetings		Committee		Committee		Committee		Committee
Lord Blackwell (C)	June 2012	11/11		7/7 (C	)	–		8/8		6/6
António Horta–Osório	January 2011	11/11		–		–		–		–
William Chalmers[2]	August 2019	3/3		–		–		–		–
Juan Colombás	November 2013	11/11		–		–		–		–
George Culmer[2]	May 2012	8/8		–		–		–		–
Sarah Bentley	January 2019	11/11		–		–		8/8		6/6
Alan Dickinson	September 2014	11/11		7/7		6/6		8/8 (C	)	5/6[4]
Anita Frew	December 2010	11/11		7/7		6/6		8/8		6/6
Brendan Gilligan	January 2019	11/11		–		6/6		8/8		–
Simon Henry	June 2014	10/11	[4]	–		6/6 (C	)	7/8[4]		–
Nigel Hinshelwood	January 2019	11/11		7/7		6/6		8/8		6/6
Sarah Legg[3]	December 2019	–		–		–		–		–
Lord Lupton	June 2017	11/11		–		3/3		8/8		–
Amanda Mackenzie	October 2018	11/11		–		–		8/8		3/3
Nick Prettejohn	June 2014	11/11		5/5		6/6		8/8		–
Stuart Sinclair	January 2016	11/11		–		–		8/8		6/6 (C	)
Sara Weller	February 2012	11/11		7/7		–		7/8[4]		6/6

C – Chairman

1	Where a Director is unable to attend a meeting s/he receives papers in advance and has the opportunity to provide comments to the Chairman of the Board or the relevant Committee Chairman.
2	George Culmer retired from, and William Chalmers was appointed to, the Board on 1 August 2019.
3	Sarah Legg joined the Board and respective Committees on 1 December 2019. There were no meetings in December 2019.
4	Unable to attend due to a scheduling clash with a prior business commitment.
5	Catherine Woods joined the Board and respective Committees on 1 March 2020.

UK CORPORATE GOVERNANCE STATEMENT

In accordance with the Large and Medium-sized Companies and Group (Accounts and Reports) Regulations 2008 (as amended by the Companies (Miscellaneous Reporting) Regulations 2018) (the ‘Regulations’), for the year ended 31 December 2019, the Bank has in its corporate governance arrangements applied the Wates Corporate Governance Principles for Large Private Companies (the ‘Principles’), which are available at frc.org.uk. The following section explains the Bank’s approach to corporate governance, and its application of the Principles.

Fundamental to the Bank’s strategy are high standards of corporate governance. A Corporate Governance Framework is in place for Lloyds Banking Group, the Bank, Bank of Scotland plc and HBOS plc, with all four companies sharing a common approach to governance. The framework is designed to meet the specific needs of each company, setting the wider approach and applicable standards in respect of the Bank’s corporate governance practices, including addressing the matters set out in the Principles and the governance requirements of the operation of the Bank as part of Lloyds Banking Group’s Ring Fenced Bank.

This includes the matters reserved to the Board, and the matters the Board has chosen to delegate to management, including decision making on operational matters such as those relating to credit, liquidity and the day-to-day management of risk. Governance arrangements, including the Corporate Governance Framework, are reviewed at least annually to ensure they remain fit for purpose. The Corporate Governance Framework of the Bank further addresses the requirements of the Principles as follows. Membership of the Board and its committees is as detailed above.

The Board delegates further responsibilities to the Group Chief Executive, who is supported by the Group Executive Committee.

81

CORPORATE GOVERNANCE

Principle One – Purpose and Leadership

The Board is collectively responsible for the long term success of the Bank. It achieves this by agreeing the Bank’s strategy, within the wider strategy of Lloyds Banking Group, and overseeing delivery against it. The Bank’s strategy is discussed further on page 3. The Board also assumes responsibilities for the management of the culture, values and wider standards of the Bank, within the equivalent standards set by Lloyds Banking Group.

Consideration of the needs of all stakeholders is fundamental to the way the Bank operates, as is maintaining the highest standards of business conduct, which along with ensuring delivery for customers is a vital part of the corporate culture. The Bank’s approach is further influenced by the need to build a culture in which everyone feels included, empowered and inspired to do the right thing for customers. To this end, the Board plays a lead role in establishing, promoting and monitoring the Bank’s corporate culture and values, with the Corporate Governance Framework ensuring such matters receive the level of prominence in Board and Executive decision making which they require. The Bank’s corporate culture and values align to those of Lloyds Banking Group.

Principle Two – Board Composition

The Bank is led by a Board comprising a Non-Executive Chairman, independent Non-Executive Directors and Executive Directors. The Board considers its composition regularly, and is committed to ensuring it has the right balance of skills and experience. The Board considers its current size and composition is appropriate to the Bank’s circumstances. The Board has in place a policy setting out the approach to Board diversity, which places great emphasis on ensuring its membership reflects diversity in its broadest sense. New appointments are made on merit, taking account of the specific skills and experience, independence and knowledge needed to ensure a rounded board and the diversity benefits each candidate can bring overall. There are a range of initiatives within Lloyds Banking Group more widely to help provide mentoring and development opportunities for female and BAME executives, and to ensure unbiased career progression opportunities. Progress on diversity objectives is monitored by the Board and built into its assessment of executive performance. A copy of the policy in relation to diversity of the Board is available on Lloyds Banking Group’s website at www.lloydsbankinggroup.com/responsible-business.

The Board is supported by its committees, the operation of which are discussed below, which make recommendations to the Board on matters delegated to them, in particular in relation to internal control, risk, financial reporting and remuneration matters. Each committee has written terms of reference setting out its delegated responsibilities. Each committee comprises Non-Executive Directors with appropriate skills and experiences and is chaired by an experienced chairman. The committee chairs report to the Board at relevant Board meetings. The Board undertakes an annual review of its effectiveness, which provides an opportunity to consider ways of identifying greater efficiencies, ways to maximise strengths and highlights areas of further development. The effectiveness review is commissioned by the Board, assisted by the Company Secretary. In addition to considering the effectiveness of the Board, the effectiveness of the Board committees and individual Directors is also considered, with individual performance evaluation conducted for each of the members of the Board.

Principle Three – Director Responsibilities

The Directors assume ultimate responsibility for all matters, and along with senior management are committed to maintaining a robust control framework as the foundation for the delivery of good governance, including the effective management of delegation through the Corporate Governance Framework. Policies are also in place in relation to potential conflicts of interest which may arise.

The Board is supported by its committees which make recommendations on matters delegated to them under the Corporate Governance Framework. The management of all committees is in keeping with the basis on which meetings of the Board are managed, with open debate, and adequate time for members to consider proposals which are put forward. The Chairman of the Board and each Board committee assume responsibility, with support from the Company Secretary, for the provision to each meeting of accurate and timely information.

Principle Four – Opportunity and Risk

The Board oversees the development and implementation of the Bank’s strategy, within the context of the wider strategy of Lloyds Banking Group, which includes consideration of all strategic opportunities. The Board is also responsible for the long term sustainable success of the Bank, generating value for its shareholders and ensuring a positive contribution to society. The Board agrees the Bank’s culture, purpose, values and strategy, within that of Lloyds Banking Group, and agrees the related standards of the Bank, again within the relevant standards of Lloyds Banking Group. Further specific aims and objectives of the Board are formalised within the Corporate Governance Framework.

Strong risk management is central to the strategy of the Bank, which along with a robust risk control framework acts as the foundation for the delivery of effective management of risk. The Board agrees the Bank’s risk appetite and ensures the Bank manages risk effectively, delegating related authorities to individuals through the Corporate Governance Framework and the further management hierarchy. Board level engagement, coupled with the direct involvement of senior management in risk issues ensures that escalated issues are promptly addressed and remediation plans are initiated where required. The Bank’s risk appetite, principles, policies, procedures, controls and reporting are managed in conjunction with those of Lloyds Banking Group, and as such are regularly reviewed to ensure they remain fully in line with regulations, law, corporate governance and industry best practice. The Bank’s principal risks are discussed further on pages 21-22.

Principle Five – Remuneration

The Remuneration Committee of the Board, in conjunction with the Remuneration Committee of Lloyds Banking Group (the ‘Remuneration Committees’), assume responsibility for the Bank’s approach to remuneration. This includes reviewing and making recommendations on remuneration policy as relevant to the Bank, ranging from the remuneration of Directors and members of the Executive to that of all other colleagues employed by the Bank. This includes colleagues where the regulators require the Bank to implement a specific approach to their remuneration, such as Senior Managers and other material risk takers. The activities of the Remuneration Committees extend to matters of remuneration relevant to subsidiaries of the Bank, where such subsidiary does not have its own remuneration committee. Certain members of the Lloyds Banking Group Executive, including the Group People and Productivity Director, are authorised to act upon the decisions made by the Remuneration Committees, and to undertake such other duties relevant to remuneration as delegated to them.

Principle Six – Stakeholders

The Bank as part of Lloyds Banking Group operates under Lloyds Banking Group’s wider Responsible Business approach, which acknowledges that the Bank has a responsibility to help address the economic, social and environmental challenges which the UK faces, and as part of this understand the needs of the Bank’s external stakeholders, including in the development and implementation of strategy. Central to this is Lloyds Banking Group’s Helping Britain Prosper plan, in which the Bank participates, which seeks to gather stakeholder views through a dedicated materiality study, as overseen by Lloyds Banking Group’s board level Responsible Business Committee.

82

CORPORATE GOVERNANCE

In 2019, the Responsible Business Committee determined that the Bank and Lloyds Banking Group continued to demonstrate responsibility as a key priority, including keeping customers’ data safe, supporting vulnerable customers, lending responsibly, supporting businesses and working with suppliers.

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

Termination payments

It is the Group’s policy that where compensation on termination is due, it should be paid on a phased basis, mitigated in the event that alternative employment is secured. Where it is appropriate to make a bonus payment ( known as Group Performance Share) to the individual, this should relate to the period of actual service, rather than the full notice period. Any Group Performance Share payment will be determined on the basis of performance as for all continuing employees and will remain subject to performance adjustment (malus and clawback) and deferral. Generally, on termination of employment, Group Performance Share awards, in flight Group Ownership Share awards, Long Term Share Plan awards and other rights to payments will lapse except where termination falls within one of the reasons set out below. In the event of redundancy, the individual may receive a payment in line with statutory entitlements at that time. If an Executive Director is dismissed for gross misconduct, the Executive Director will receive normal contractual entitlements until the date of termination and all deferred Group Performance Share, Group Ownership Share and Long Term Share Plan awards will lapse.

	Base salary	Fixed share award	Pension, Benefits and other fixed remuneration
Resignation	In the case of resignation to take up new employment, paid until date of termination (including any period of leave required by the Group). In the case of resignation for other reasons, base salary will be paid in monthly instalments for the notice period (or any balance of it), offset by earnings from new employment during this period.	Awards continue and are released at the normal time and the number of shares subject to the award in the current year will be reduced to reflect the date of termination.	Paid until date of termination including any period of leave required by the Group (subject to individual benefit scheme rules).
Redundancy or termination by mutual agreement	Paid until date of termination (including any period of leave required by the Group). In respect of the balance of any notice period, base salary will be paid in monthly instalments, offset by earnings from new employment during this period.	Awards will normally continue and be released at the normal time and the number of shares subject to the award in the current year will be reduced to reflect the date of termination unless, in the case of mutual agreement, the Remuneration Committee (‘the Committee’) determines that exceptional circumstances apply in which case shares may be released on termination.	Paid until date of termination including any period of leave required by the Group (subject to individual benefit scheme rules).
83

CORPORATE GOVERNANCE

	Base salary	Fixed share award	Pension, Benefits and other fixed remuneration
Retirement/ill health, injury, permanent disability/death	Paid until date of retirement/death. For ill health, injury or permanent disability which results in the loss of employment, paid for the applicable notice period (including any period of leave required by the Group).	Awards will normally continue and be released at the normal time and the number of shares subject to the award in the current year will be reduced to reflect the date of termination except for (i) death where shares are released on the date of termination; or (ii) in the case of permanent disability the Committee determines that exceptional circumstances apply in which case shares may be released on the date of termination.	Paid until date of death/ retirement (subject to individual benefit scheme rules). For ill health, injury, permanent disability, paid for the notice period including any period of leave required by the Group (subject to individual benefit scheme rules).
Change of control or merger[2]	N/A	Awards will be payable on the date of the Change of Control and the number of shares subject to the award will be reduced to reflect the shorter accrual period. The Committee may decide that vested awards will be exchanged for (and future awards made over) shares in the acquiring company or other relevant company.	N/A
Other reason where the Committee determines that the executive should be treated as a good leaver	Paid until date of termination (including any period of leave required by the Group). In respect of the balance of any notice period, base salary will be paid in monthly instalments, offset by earnings from new employment during this period.	Awards continue and are released at the normal time and the number of shares subject to the award in the current year will be reduced to reflect the date of termination.	Paid until date of termination including any period of leave required by the Group (subject to individual benefit scheme rules).
	Group Performance Share (Annual bonus plan)[1]	Long Term Share Plan (Long term variable reward plan)[2]	Chairman and Non-Executive Directors Fees[3]
Resignation	Unvested deferred Group Performance Share awards are forfeited and in-year Group Performance Share awards are accrued until the date of termination (or the commencement of garden leave if earlier) unless the Committee determines otherwise (in exceptional circumstances), in which case such awards are subject to deferral, malus and clawback.	Awards lapse on date of leaving (or on notice of leaving) unless the Committee determines otherwise in exceptional circumstances that they will vest on the original vesting date (or exceptionally on the date of leaving). Where award is to vest it will be subject to the underpins and time pro-rating (for months worked in underpin period). Malus and clawback will apply.	Paid until date of leaving Board.
Redundancy or termination by mutual agreement	For cases of redundancy, unvested deferred Group Performance Share awards are retained and in-year Group Performance Share awards are accrued until the date of termination (or the commencement of garden leave if earlier). Such awards would be subject to deferral, malus and clawback. For termination by mutual agreement, the same approach as for resignation would apply.	Awards vest on the original vesting date (or exceptionally on the date of leaving). Vesting is subject to the underpins and time pro-rating (for months worked in underpin period). Malus and clawback will apply.	Paid until date of leaving Board.
Retirement/ill health, injury, permanent disability	Unvested deferred Group Performance Share awards are retained and in-year Group Performance Share awards are accrued until the date of termination (or the commencement of garden leave if earlier). Such awards would be subject to deferral, malus and clawback.	Awards vest on the original vesting date (or exceptionally on the date of leaving). Vesting is subject to the underpins and time pro-rating (for months worked in underpin period). Malus and clawback will apply.	Paid until date of leaving Board.
84

CORPORATE GOVERNANCE

	Group Performance Share (Annual bonus plan)[1]	Long Term Share Plan (Long term variable reward plan)[2]	Chairman and Non-Executive Directors Fees[3]
Death	Unvested deferred Group Performance Share awards are retained and in-year Group Performance Share awards are accrued until the date of termination. Deferred Group Performance Share awards vest on death in cash, unless the Committee determines otherwise.	Awards vest in full on the date of death unless in exceptional circumstances the Remuneration Committee determines that the underpins or pre- vest test do not support full vesting.	Paid until date of leaving Board.
Change of control or merger[2]	In-year Group Performance Share accrued up until date of change of control or merger (current year). Where there is a Corporate Event, deferred Group Performance Share awards vest to the extent and timing determined by the Committee in its absolute discretion.	Awards vest on date of event. Vesting is subject to the underpins and time pro-rating (for months worked in underpin period unless determined otherwise). Malus and clawback will normally apply. Instead of vesting, awards may be exchanged for equivalent awards over the shares of the acquiring company or another company or equivalent cash based awards.	Paid until date of leaving Board.

Other reason where the Committee determines that the executive should be treated as a good leaver	Unvested deferred Group Performance Share awards are retained and in-year Group Performance Share awards are accrued until the date of termination (or the commencement of garden leave if earlier). Deferred Group Performance Share awards vest in line with normal timeframes and are subject to malus and clawback. The Committee may allow awards to vest early if it considers it appropriate.	Awards vest on the original vesting date (or exceptionally on the date of leaving). Vesting is subject to the underpins and time pro-rating (for months worked in underpin period). Malus and clawback will apply.	Paid until date of leaving Board.

1	If any Group Performance Share is to be paid to the Executive Director for the current year, this will be determined on the basis of performance for the period of actual service, rather than the full notice period (and so excluding any period of leave required by the Group).
2	Reference to change of control or merger includes a compromise or arrangement under section 899 of the Companies Act 2006 or equivalent. Fixed share awards may also be released/ exchanged in the event of a resolution for the voluntary winding up of the Company; a demerger, delisting, distribution (other than an ordinary dividend) or other transaction, which, in the opinion of the Committee, might affect the current or future value of any award; or a reverse takeover, merger by way of a dual listed company or other significant corporate event, as determined by the Committee. In the event of a demerger, special dividend or other transaction which would in the Committee’s opinion affect the value of awards, the Committee may allow a deferred Group Performance Share award or a long term incentive award to vest to the extent relevant performance conditions are met to that date and if the Committee so determined, on a time pro-rated basis (unless determined otherwise) to reflect the number of months of the underpin period worked.
3	The Chairman is entitled to six months’ notice.

On termination, the Executive Director will be entitled to payment for any accrued but untaken holiday calculated by reference to base salary and fixed share award.

The cost of legal, tax or other advice incurred by an Executive Director in connection with the termination of their employment and/or the cost of support in seeking alternative employment may be met up to a maximum of £100,000. Additional payments may be made where required to settle legal disputes, or as consideration for new or amended post-employment restrictions.

Where an Executive Director is in receipt of expatriate or relocation expenses at the time of termination (as at the date of the AGM no current Executive Directors are in receipt of such expenses), the cost of actual expenses incurred may continue to be reimbursed for up to 12 months after termination or, at the Group’s discretion, a one-off payment may be made to cover the costs of premature cancellation. The cost of repatriation may also be covered.

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

In establishing and reviewing the risk management and internal control systems, the Directors carried out a robust assessment of the principal risks facing the Bank, including those that would threaten its business model, future performance, solvency or liquidity, the likelihood of a risk event occurring and the costs of control. The process for identification, evaluation and management of the principal risks faced by Lloyds Bank Group is integrated into Lloyds Bank Group’s overall framework for risk governance. The Lloyds Bank Group is forward-looking in its risk identification processes to ensure emerging risks are identified. The risk identification, evaluation and management process also identifies whether the controls in place result in an acceptable level of risk. At the Lloyds Bank Group level, a consolidated risk report and risk appetite dashboard are reviewed and regularly debated by the executive Lloyds Bank Group Risk Committee, Board Risk Committee and the Board to ensure that they are satisfied with the overall risk profile, risk accountabilities and mitigating actions. The report and dashboard provide a monthly view of Lloyds Bank Group’s overall risk profile, key risks and management actions,

CORPORATE GOVERNANCE

together with performance against risk appetite and an assessment of emerging risks which could affect Lloyds Bank Group’s performance over the life of the operating plan. Information regarding the main features of the internal control and risk management systems in relation to the financial reporting process is provided within the risk management report on pages 21 to 76. The Board concluded that Lloyds Bank Group’s risk management arrangements are adequate to provide assurance that the risk management systems put in place are suitable with regard to Lloyds Bank Group’s profile and strategy.

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

Auditor independence

Both the Lloyds Banking Group Board and the external auditor have policies and procedures designed to protect the independence and objectivity of the external auditor for Lloyds Banking Group plc and all of its subsidiary undertakings, including those entities within the Lloyds Bank Group. In 2018, the Lloyds Banking Group Audit Committee amended its policy on business recovery services provided by the auditor in respect of its customers to reflect revisions made by the Financial Reporting Council (FRC) to its rules. To ensure that there is an appropriate level of oversight the Lloyds Banking Group Audit Committee approves the nature of services that the external auditor is permitted to perform and the policy sets a financial threshold above which it must approve in advance all non-audit engagements of the external auditor; the policy permits senior management to approve certain engagements for permitted services with fees for amounts below the threshold. The policy also details those services that the external auditor is prohibited from providing; these are consistent with the non-audit services which the FRC considers to be prohibited. The total amount of fees paid to the auditor for both audit and non-audit related services in 2019 is disclosed in note 10 to the financial statements.

CORPORATE GOVERNANCE

DISCLOSURE CONTROLS AND PROCEDURES

As of 31 December 2019, the Lloyds Bank Group, under the supervision and with the participation of the Lloyds Bank Group’s management, including the Group Chief Executive and the Chief Financial Officer, performed an evaluation of the effectiveness of the Lloyds Bank Group’s disclosure controls and procedures. Based on this evaluation, the Group Chief Executive and Chief Financial Officer concluded that the Bank’s disclosure controls and procedures, at 31 December 2019, were effective for gathering, analysing and disclosing with reasonable assurance the information that the Lloyds Bank Group is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. The Lloyds Bank Group’s management necessarily applied its judgement in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the Lloyds Bank Group’s internal control over financial reporting during the year ended 31 December 2019 that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting.

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

The management of Lloyds Bank plc assessed the effectiveness of the Bank’s internal control over financial reporting at 31 December 2019 based on the criteria established in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). Based on this assessment, management concluded that, at 31 December 2019, the Bank’s internal control over financial reporting was effective.

GOING CONCERN

The going concern of the Bank and the Lloyds Bank Group is dependent on successfully funding their respective balance sheets and maintaining adequate levels of capital. In order to satisfy themselves that the Bank and the Lloyds Bank Group have adequate resources to continue to operate for the foreseeable future, the Directors have considered a number of key dependencies which are set out in the risk management section under the Lloyds Bank Group’s principal risks: funding and liquidity on page 22 and pages 68 to 71 and capital position on pages 62 to 68. Additionally, the Directors have considered capital and funding projections for the Bank and the Lloyds Bank Group. Accordingly, the Directors conclude that the Bank and the Lloyds Bank Group have adequate resources to continue in operational existence for a period of at least 12 months from the date of approval of the financial statements and therefore it is appropriate to continue to adopt the going concern basis in preparing the accounts.

REGULATION

APPROACH OF THE FINANCIAL CONDUCT AUTHORITY (“FCA”)

As per the Financial Services and Markets Act FSMA (amended by the Financial Services Act 2012), the FCA has a strategic objective to ensure that the relevant markets function well. In support of this, the FCA has three operational objectives: to secure an appropriate degree of protection for consumers; to protect and enhance the integrity of the UK financial system and to promote effective competition in the interests of consumers.

The FCA Handbook sets out rules and guidance across a range of conduct issues with which financial institutions are required to comply including high level principles of business and detailed conduct of business standards and reporting standards.

APPROACH OF THE PRUDENTIAL REGULATION AUTHORITY (PRA)

The PRA is part of the Bank of England, with responsibility for the prudential regulation and supervision of circa 1,500 banks, building societies, credit unions, insurers and major investment firms. Their strategy is to deliver a resilient financial sector by seeking: an appropriate quantity and quality of capital and liquidity; effective risk management; robust business models; and sound governance including clear accountability of firms’ management. This strategy supports their two statutory objectives: to promote the safety and soundness of these firms; and to contribute to the securing of an appropriate degree of protection for policyholders (for insurers).

Through regulation, the PRA sets standards/policies which it expects firms to meet, and monitors firm’s compliance. The supervision approach includes three key characteristics:

–	Use of judgement to determine whether financial firms are safe and sound, whether insurers provide appropriate protection for policyholders and whether firms continue to meet the Threshold Conditions (including maintaining appropriate capital and liquidity, and having suitable management arrangements).

–	A forward looking approach to assess firms against risks which may arise in the future.

–	Focus on those issues and those firms that pose the greatest risk to the stability of the UK financial system and policyholders.

The PRA will change a firm’s business model if they judge that mitigating risk measures are insufficient.

OTHER BODIES IMPACTING THE REGULATORY REGIME

THE BANK OF ENGLAND AND HM TREASURY

The agreed framework for co-operation in the field of financial stability in the financial markets is detailed in the Memorandum of Understanding published jointly by HM Treasury, the FCA and the Bank of England (now including the PRA) (together, the “Tripartite Authorities”). The Bank of England has specific responsibilities in relation to financial stability, including: (i) ensuring the stability of the monetary system; (ii) oversight of the financial system infrastructure, in particular payments systems in the UK and abroad; and (iii) maintaining a broad overview of the financial system through its monetary stability role.

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

LENDING STANDARDS BOARD

The Lending Standards Board is responsible for overseeing the Standards of Lending Practice (for both personal and business customers). The Standards of Lending Practice for personal customers cover six main areas: Financial promotions and communications; product sales; account maintenance and servicing; money management; financial difficulty; and, customer vulnerability across key lending (current account overdrafts, credit cards, loans and chargecards) to consumers and charities with an income of less than £1 million. The Standards of Lending Practice for business customers apply to business customers, which at the point of lending have an annual turnover of up to £25 million. The standards cover nine main areas: product information; product sale; declined applications; product execution; credit monitoring; treatment of customers in financial difficulty; business support units; portfolio management; and customers in vulnerable circumstances for products including loans, overdrafts, commercial mortgages, credit cards, and chargecards.

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

REGULATION

THE PAYMENTS SYSTEM REGULATOR (“PSR”)

The PSR is an independent economic regulator for the £75 trillion payment systems industry, which was launched in April 2015. Payment systems form a vital part of the UK’s financial system – they underpin the services that enable funds to be transferred between people and institutions. The purpose of PSR is to make payment systems work well for those that use them. The PSR is a subsidiary of the FCA, but has its own statutory objectives, Managing Director and Board. In summary its objectives are: (i) to ensure that payment systems are operated and developed in a way that considers and promotes the interests of all the businesses and consumers that use them; (ii) to promote effective competition in the markets for payment systems and services – between operators, payment services providers and infrastructure providers; and (iii) to promote the development of and innovation in payment systems, in particular the infrastructure used to operate those systems.

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

The FCA announced on 3 November 2016 that it will take action to improve competition in the current account market, following the CMA’s recommendations in the publication of its competition investigation into personal current account (PCA) and SME Banking (9 August 2016). The FCA have published their final report into the ‘Strategic Review of Retail Banking Business Models’ (18 December 2018) recognising that PCAs are an important source of competitive advantage for major banks. The focus on high cost credit continues with the FCA publishing rules in June 2019 to simplify the pricing of all overdrafts, end higher prices for unarranged overdrafts and enable consumers to compare pricing by including annual percentage rates in advertising. The FCA continues to act as an observer on the “Open Banking” steering group and be involved in developing and testing “prompts” to encourage customers to consider their banking arrangements.

The UK Government has a continuing interest in competition. The current regulatory regime may lead to greater UK Government and regulatory scrutiny or intervention in the future, ranging from enforced product and service developments and payment system changes to significant structural changes. This could have a significant effect on Lloyds Bank Group’s operations, financial condition or the business of Lloyds Bank Group.

EU REGULATION

Financial institutions operating in the UK are currently subject to the relevant EU legislation, which is regularly reviewed at EU level and could be subject to change, including as a result of how it is transported into UK law following the UK’s exit from the EU. Lloyds Bank Group will continue to monitor changes to legislation, providing specialist input on their drafting and assess the likely impact on its business.

U.S. REGULATION

Until 2018 the Bank and its subsidiary Bank of Scotland plc (“BoS”) maintained branches in New York, each licensed by the New York State Department of Financial Services (“NYDFS”) and subject to regulation and examination by the NYDFS and the Federal Reserve Bank of New York. BoS also maintained a representative office in Houston, Texas (authorised by the Texas Department of Banking (“TXB”), and subject to regulation and examination by TXB and the Federal Reserve Bank of Dallas). On 11 July 2018, the New York branch of BoS was closed and its licence surrendered to the NYDFS, and the NYDFS confirmed to BoS in October 2018 that the voluntary liquidation of the BoS New York branch under the New York State Banking Law was considered concluded. On 31 December 2018, the Bank advised the NYDFS that the Bank’s New York branch was closed and the Bank surrendered its New York branch licence to the NYDFS on that date and the voluntary liquidation of the Bank’s New York branch was completed in 2019. The closure of the New York branches of the Bank and BoS was a consequence of the need by both banks to comply with the geographic limitations of the Ring-fencing Rules. The BoS Houston representative office was also closed by BoS on 31 December 2018. In July 2018, applications filed on behalf of LBCM with the Board of Governors of the Federal Reserve System (“Federal Reserve Board”) and the NYDFS to permit LBCM to establish a branch in New York were approved, and on 27 July 2018, LBCM’s New York branch license was issued by the NYDFS. Also in July, 2018, at the request of Lloyds Bank, the NYDFS issued a representative office license to Lloyds Bank. Under the New York State Banking Law, the NYDFS has the authority, in certain circumstances, to take possession of the business and property located in New York State of a bank, such as LBCM, which maintains a licensed branch in New York State. Such circumstances generally include violations of law, unsafe business practices and insolvency.

The existence of a branch of LBCM in the U.S. subjects the LBCM, the Company and its subsidiaries doing business or conducting activities in the U.S. to oversight by the Federal Reserve Board.

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

A major focus of U.S. governmental policy relating to financial institutions in recent years has been combating money laundering and terrorist financing and enforcing compliance with U.S. economic sanctions, with serious legal and reputational consequences for any failures arising in these areas. Lloyds Bank Group engages, or has engaged, in a limited amount of business with counterparties in certain countries which the U.S. State Department currently

REGULATION

designates as state sponsors of terrorism, including Iran, Syria, Sudan and North Korea. Lloyds Bank Group intends to engage in new business in such jurisdictions only in very limited circumstances where it is satisfied concerning legal, compliance and reputational issues. At 31 December 2019, Lloyds Bank Group does not believe that its business activities relating to countries designated as state sponsors of terrorism were material to its overall business.

Lloyds Bank Group estimates that the value of its business in respect of such states represented less than 0.01 per cent of its total assets and, for the year ended December 2019, Lloyds Bank Group believes that its revenues from all activities relating to such states were less than 0.001 per cent of its total income. This information has been compiled from various sources within Lloyds Bank Group, including information manually collected from relevant business units, and this has necessarily involved some degree of estimate and judgement.

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 established a regulatory framework for swap dealers and major swap participants, including the requirement for entities that are swap dealers to register with the U.S. Commodity Futures Trading Commission (“CFTC”). The Bank is registered as a swap dealer and, as such, is subject to regulation and supervision by the CFTC and the National Futures Association with respect to certain of its swap activities, including risk management practices, trade documentation and reporting, business conduct and recordkeeping, among others. On January 8, 2020, the Bank filed an NFA Form 7-W with the NFA to deregister as a swap dealer with the CFTC, effective February 7, 2020. The NFA has confirmed to us that Lloyds Bank plc status is “in transition”, and confirmation of de-registration is anticipated imminently.

DISCLOSURE PURSUANT TO SECTION 219 OF THE IRAN THREAT REDUCTION AND SYRIA HUMAN RIGHTS ACT (ITRA)

Since the introduction of an enhanced financial sanctions policy, the Lloyds Bank Group has been proactive in reducing its dealings with Iran and individuals and entities associated with Iran. There remain a small number of historic Iran-related business activities which the Lloyds Bank Group has not yet been able to terminate for legal or contractual reasons.

Pursuant to ITRA Section 219, the Lloyds Bank Group notes that during 2019, its non-US affiliates, Lloyds Bank plc and Bank of Scotland plc, received or made payments involving entities owned or controlled by the Government of Iran as defined under section 560.304 of title 31, Code of Federal Regulations, and/or designated under Executive Order 13382 or 13224. In all cases, the payment was permitted under UK and EU sanctions legislation, specific authority was sought from and granted by HM Treasury, the UK’s Competent Authority to provide such authorisations or the payment(s) were credited to a blocked account, held in the name of the entity, in accordance with UK and EU sanctions legislation.

Gross revenues from these activities were approximately £3,000. Net profits from these activities were approximately £3,000.

The Lloyds Bank Group’s businesses, being reported below, are conducted in compliance with applicable laws in respect of Iran and Syria sanctions and, except as noted below, the Lloyds Bank Group intends to continue these historic activities until it is able to legally terminate the contractual relationships or to maintain/manage them in accordance with prevailing sanctions obligations. The nature of these activities is as follows:

1.	Limited and infrequent payments made to and received from entities directly or indirectly linked to the Government of Iran. Such payments are only made if they comply with UK regulation and legislation and/or licence from the U.S. Treasury Department’s Office of Foreign Assets Control.

2.	Payments made to a blocked account in the name of Commercial Bank of Syria related to historic guarantees, entered into by the Lloyds Bank Group between 1997 and 2008, the majority of which relate to Bail Bonds for vessels. The Commercial Bank of Syria is designated under Executive Order 13382.

3.	Lloyds Bank Group continues to provide payment clearing services to a UK based and UK authorised bank, one of whose account holders is an entity designated under Executive Order 13224 (although not by the UK or EU authorities). Lloyds Bank Group concludes from the nature of such payment clearing services that revenue and profit (if any) arising from indirectly providing such services to the designated entity is negligible and not material to the Lloyds Bank Group’s activities and in any event does not flow directly from the designated entity. To the extent that the activities of the designated entity and its UK authorised bank continue to comply with UK regulation and legislation, Lloyds Bank Group intends to continue its activities and keep them under review.
90

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

The table below sets out the interim and final dividends paid by the Bank for fiscal years 2015 through 2019.

	Final dividends for previous year paid during current year £ million	Interim dividends £ million	Total dividends £ million
2015	–	1,080	1,080
2016	–	3,040	3,040
2017	–	2,650	2,650
2018	–	11,022	11,022
2019	–	4,100	4,100

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

On a return of capital, whether in a winding-up or otherwise, the assets of the company available for distribution among the members shall be applied first in repaying the holders of any preference shares from time to time issued by the company ranking equally therewith in the amounts paid up plus any accrued but unpaid dividend thereon (or credited as paid up) on such share (or as otherwise provided in terms of such shares). On a return of assets on a winding up, the balance of such assets, subject to any other class of shares, shall be distributed to each holder of the ordinary shares rateably by reference to the proportion of ordinary share capital held by that holder, relative to the aggregate total issued ordinary share capital.

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

DIRECTORS

Subject to any other provision of the Articles of Association, the number of directors of Lloyds Bank plc shall be no fewer than two. The minimum/ maximum number of directors may be varied and/or fixed by ordinary resolution of Lloyds Bank plc. The directors may elect from them a chairman and may at any time remove him from that office.

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

EXCHANGE CONTROLS

There are no UK laws, decrees or regulations that restrict Lloyds Bank plc’s import or export of capital, including the availability of cash and cash equivalents for use by the Lloyds Bank Group; or that affect the remittance of dividends, interest or other payments to non-UK holders of its securities.

TAXATION

Lloyds Bank plc does not have any listed shares or American Depositary Shares (ADSs). The Bank’s holding company, Lloyds Banking Group plc, has listed shares and ADSs, and includes in its Form 20-F a discussion intended as a general guide to current UK and US federal income tax considerations relevant to US holders of Lloyds Banking Group plc ordinary shares or ADSs.

WHERE YOU CAN FIND MORE INFORMATION

The SEC maintains a website at www.sec.gov which contains, in electronic form, each of the reports and other information that the Group has filed electronically with the SEC.

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

RISK FACTORS

Set out below is a summary of certain risk factors which could affect Lloyds Bank Group’s future results and may cause them to differ from expected results materially. The factors discussed below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties that Lloyds Bank Group’s businesses face. This section should be read in conjunction with the more detailed information contained in this document, including as set forth in sections entitled “Business”, “Regulation” and “Operating and financial review and prospects”. For information on Lloyds Bank Group’s risk management policies and procedures (including the elevation of certain existing risks to principal risks during 2019), see “Lloyds Bank Group — Operating and financial review and prospects — Risk Management”.

ECONOMIC AND FINANCIAL RISKS

1.	LLOYDS BANK GROUP’S BUSINESSES ARE SUBJECT TO INHERENT AND INDIRECT RISKS ARISING FROM GENERAL MACROECONOMIC CONDITIONS IN THE UK IN PARTICULAR, BUT ALSO IN THE EUROZONE, THE U.S., ASIA AND GLOBALLY

Lloyds Bank Group’s businesses are subject to inherent and indirect risks arising from general and sector-specific economic conditions in the markets in which it operates, particularly the UK, where Lloyds Bank Group’s earnings are predominantly generated, and its operations are increasingly concentrated following the strategic reduction of its international presence. Whilst Lloyds Bank Group’s revenues are predominantly generated in the United Kingdom, Lloyds Bank Group does have some credit exposure in countries outside the UK even if it does not have direct exposure or a presence in such countries. Any significant macroeconomic deterioration in the UK and/or other economies such as the slowing of economic growth significantly below long-term average levels, rising unemployment, reduced corporate profitability, reduced personal income levels, inflationary pressures, including those arising from sterling’s depreciation, reduced UK Government and/or consumer expenditure, increased corporate, SME or personal insolvency rates, borrowers’ reduced ability to repay loans, increased tenant defaults, fluctuations in commodity prices and changes in foreign exchange rates could have a material adverse effect on the results of operations, financial condition or prospects of Lloyds Bank Group.

In the Eurozone for example, the pace of economic recovery, which has lagged behind that of other advanced countries following the global recession, has started to slow. High levels of private and public debt, continued weakness in the financial sector and reform fatigue remain a concern. Conversely, further monetary policy stimulus from the European Central Bank could undermine financial stability by encouraging a further build-up of unsustainable debt. In addition, increased political uncertainty in the Eurozone, and fragmentation risk in the EU and UK, could create financial instability and have a negative impact on the Eurozone and global economies. Any default on the sovereign debt of a Eurozone country and the resulting impact on other Eurozone countries, including the potential that some countries could leave the Eurozone, could materially affect the capital and the funding position of participants in the banking industry, including Lloyds Bank Group.

Moreover, the effects on the UK, European and global economies of the exit of one or more EU member states from the Economic and Monetary Union, or the redenomination of financial instruments from the Euro to a different currency, are extremely uncertain and very difficult to predict and protect fully against in view of: (i) the potential for economic and financial instability in the Eurozone and possibly in the UK; (ii) the lasting impact on governments’ financial positions of the global financial crisis; (iii) the uncertain legal position; and (iv) the fact that many of the risks related to the business are totally, or in part, outside the control of Lloyds Bank Group. If any such events were to occur, they may result in: (a) significant market dislocation; (b) heightened counterparty risk; (c) an adverse effect on the management of market risk and, in particular, asset and liability management due, in part, to redenomination of financial assets and liabilities; (d) an indirect risk of counterparty failure; or (e) further political uncertainty in the UK or other countries, any of which could have a material adverse effect on the results of operations, financial condition or prospects of Lloyds Bank Group.

In addition, the effects on the UK, European and global economies of the uncertainties arising from the results of the referendum and the process of the UK’s exit from the EU are difficult to predict but may include economic and financial instability in the UK, Europe and the global economy and the other types of risks described in “Regulatory and Legal Risks– Legal and regulatory risk arising from the UK’s exit from the European Union could adversely impact Lloyds Bank Group’s business, results of operations, financial condition and prospects”. In the event of any substantial weakening in the UK’s economic growth, the possible policy of decreases in interest rates by the Bank of England or sustained low or negative interest rates would put further pressure on Lloyds Bank Group’s interest margins and adversely affect Lloyds Bank Group’s profitability and prospects. Furthermore, such market conditions may also result in an increase in Lloyds Bank Group’s pension deficit.

In addition, whilst it is possible that the current U.S. administration’s economic policies might have an adverse effect on U.S. and global growth as well as global trade prospects, it is also possible that expansionary policies could boost U.S. and international growth temporarily at a time of limited spare capacity resulting in higher U.S. inflation and interest rates which could in turn significantly impact global investor risk appetite and pricing expectations, sparking elevated financial market volatility and a tightening of financial conditions. Concerns remain around the impact of increased tariffs on trade between the U.S. and other nations including China, Canada and the EU. The potential for escalation of trade disputes and any retaliatory actions taken may adversely impact the global economic outlook.

Developing macroeconomic uncertainty in emerging markets, in particular the slowdown of international trade and industrial production, the high and growing level of debt in China and the risk of a sharp slowdown in Chinese economic growth, which may be exacerbated by attempts to de-risk its highly leveraged economy, or a devaluation of the Renminbi could pose threats to global economic recovery. External debt levels are higher now in emerging markets than before the global financial crisis, which could lead to higher levels of defaults and non-performing loans, in particular in an environment of rising interest rates.

The rapid pace and scale of measures to contain a major health issue such as the Coronavirus pandemic demonstrate the potentially adverse impact of those measures on the economy. The potential adverse impact on the value and trading of stocks, bond yields, credit spreads and commodities can also be seen in significant market falls, reduced liquidity and rises in volatility. The government and regulators are taking significant action to address the economic impact, which may be temporary, but depending on the severity it could lead to a significant loss of output and recession in the UK. Any sector- specific or wider impact due to this could potentially impact the retail or corporate customers of the Lloyds Bank Group and as a result have a material adverse effect on the Lloyds Bank Group's results of operations, financial condition or prospects.

Any adverse changes affecting the economies of the countries in which the Lloyds Bank Group has significant direct and indirect credit exposures and any further deterioration in global macroeconomic conditions, including as a result of geopolitical events, global health issues, acts of war or terrorism, could have a material adverse effect on the Lloyds Bank Group's results of operations, financial condition or prospects.

As a result of the global health issues, the potential for operational risks materialising increases, notably in the areas of cyber, fraud, people, technology, operational resilience and where there is reliance on third-party suppliers. In addition to the key operational risks, new risks are likely to arise as the business will need to change its ways of working whilst managing any site contamination to ensure continuity and support to colleagues and customers.

RISK FACTORS

2.	LLOYDS BANK GROUP’S BUSINESSES ARE SUBJECT TO INHERENT RISKS CONCERNING BORROWER AND COUNTERPARTY CREDIT QUALITY WHICH HAVE AFFECTED AND MAY ADVERSELY IMPACT THE RECOVERABILITY AND VALUE OF ASSETS ON LLOYDS BANK GROUP’S BALANCE SHEET

Lloyds Bank Group has exposures to many different products, counterparties, obligors and other contractual relationships and the credit quality of its exposures can have a significant impact on its earnings. Credit risk exposures are categorised as either “retail” or “corporate” and reflect the risks inherent in Lloyds Bank Group’s lending and lending-related activities.

Adverse changes in the credit quality of Lloyds Bank Group’s UK and/or international borrowers and counterparties or collateral held in support of exposures, or in their behaviour or businesses, may reduce the value of Lloyds Bank Group’s assets and materially increase its write-downs and allowances for impairment losses. Credit risk can be affected by a range of factors outside Lloyds Bank Group’s control, which include but are not limited to an adverse economic environment, reduced UK and global consumer and/or government spending and benefits, inflation, changes in the credit rating of individual counterparties, the debt levels of individual contractual counterparties, increased unemployment, reduced asset values, increased personal or corporate insolvency levels, falling stock and bond/other financial markets, reduced corporate profits, over-indebtedness, changes in interest rates or foreign exchange rates, counterparty challenges to the interpretation or validity of contractual arrangements, an increase in credit spreads, changes to insolvency regimes which make it harder to enforce against counterparties, changes in consumer and customer demands and requirements, negative reputational impact or direct campaigns which adversely impact customers, industries or sectors and any external factors of a political, legislative, environmental or regulatory nature, including changes in accounting rules and changes to tax legislation and rates.

In particular, Lloyds Bank Group has exposure to concentration risk where its business activities focus particularly on a single obligor, related/connected group of obligors or a similar type of customer (borrower, sovereign, financial institution or central counterparty), product, industrial sector or geographic location, including the UK.

Lloyds Bank Group’s credit exposure includes residential mortgage lending (in the UK and, to a lesser extent, the Netherlands) and commercial real estate lending, including lending secured against secondary and tertiary commercial assets in the UK. As a result, decreases in residential or commercial property values and/or increases in tenant defaults are likely to lead to higher impairment charges, which could materially affect Lloyds Bank Group’s results of operations, financial condition or prospects. Lloyds Bank Group’s retail customer portfolios will remain strongly linked to the UK economic environment, with house price deterioration, unemployment increases, inflationary pressures, consumer over-indebtedness and prolonged low or rising interest rates among the factors that may impact secured and unsecured retail credit exposures. Deterioration in used vehicle prices, including as a result of changing consumer demand, could result in increased provisions and/or losses and/or accelerated depreciation charges. Lloyds Bank Group also has significant credit exposure to certain individual counterparties in higher risk and cyclical asset classes and sectors (such as commercial real estate, financial intermediation, manufacturing, leveraged lending, oil and gas and related sectors, hotels, commodities trading, automotive and related sectors, construction, agriculture, consumer-related sectors (such as retail and leisure), housebuilders and outsourcing services).

Lloyds Bank Group’s corporate lending portfolio also contains substantial exposure to large and mid-sized, public and private companies. Exposures to sectors that have experienced cyclical weakness in recent years, coupled with a historic strategy of taking large single name concentrations to non-listed companies and entrepreneurs, and taking exposure at various levels of the capital structure, may give rise to (albeit reducing) single name and risk capital exposure. As in the UK, Lloyds Bank Group’s lending business overseas is also exposed to a small number of long-term customer relationships and these single name concentrations place Lloyds Bank Group at risk of loss should default occur. Any disruption to the liquidity or transparency of the financial markets may result in Lloyds Bank Group’s inability to sell or syndicate securities, loans or other instruments or positions held (including through underwriting), thereby leading to concentrations in these positions. These concentrations could expose Lloyds Bank Group to losses if the mark-to-market value of the securities, loans or other instruments or positions declines causing Lloyds Bank Group to take write-downs. Moreover, the inability to reduce Lloyds Bank Group’s positions not only increases the market and credit risks associated with such positions, but also increases the level of risk-weighted assets on Lloyds Bank Group’s balance sheet, thereby increasing its capital requirements and funding costs, all of which could materially adversely affect Lloyds Bank Group’s results of operations, financial condition or prospects. Lloyds Bank Group’s corporate portfolios are also susceptible to “fallen angel” risk, that is, the probability of significant default increases following material unexpected events, resulting in the potential for large losses.

In addition, all lending decisions, and decisions related to other exposures (including, but not limited to, undrawn commitments, derivative, equity, contingent and/ or settlement risks), are dependent on Lloyds Bank Group’s assessment of each customer’s ability to repay and the value of any underlying security. There is an inherent risk that Lloyds Bank Group has incorrectly assessed the credit quality and/or the ability or willingness of borrowers to repay, possibly as a result of incomplete or inaccurate disclosure by those borrowers or as a result of the inherent uncertainty that is involved in the exercise of constructing and using models to estimate the risk of lending to counterparties.

3.	LLOYDS BANK GROUP’S BUSINESSES ARE SUBJECT TO INHERENT RISKS CONCERNING LIQUIDITY AND FUNDING, PARTICULARLY IF THE AVAILABILITY OF TRADITIONAL SOURCES OF FUNDING SUCH AS RETAIL DEPOSITS OR THE ACCESS TO WHOLESALE FUNDING MARKETS BECOMES MORE LIMITED

Liquidity and funding continues to remain a key area of focus for Lloyds Bank Group and the industry as a whole. Like all major banks, Lloyds Bank Group is dependent on confidence in the short and long-term wholesale funding markets. Lloyds Bank Group relies on customer savings and transmission balances, as well as ongoing access to the global wholesale funding markets to meet its funding needs. The ability of Lloyds Bank Group to gain access to wholesale and retail funding sources on satisfactory economic terms is subject to a number of factors outside its control, such as liquidity constraints, general market conditions, regulatory requirements, the encouraged or mandated repatriation of deposits by foreign wholesale or central bank depositors and the level of confidence in the UK banking system.

Lloyds Bank Group’s profitability or solvency could be adversely affected if access to liquidity and funding is constrained, made more expensive for a prolonged period of time or if Lloyds Bank Group experiences an unusually high and unforeseen level of withdrawals. In such circumstances, Lloyds Bank Group may not be in a position to continue to operate or meet its regulatory minimum liquidity requirements without additional funding support, which it may be unable to access (including government and central bank facilities).

Lloyds Bank Group is also subject to the risk of deterioration of the commercial soundness and/or perceived soundness of other financial services institutions within and outside the UK. Financial services institutions that deal with each other are interrelated as a result of trading, investment, clearing, counterparty and other relationships. This presents systemic risk and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which Lloyds Bank Group interacts on a daily basis, any of which could have a material adverse effect on Lloyds Bank Group’s ability to raise new funding. A default by, or even concerns about the financial resilience of, one or more financial services

RISK FACTORS

institutions could lead to further significant systemic liquidity problems, or losses or defaults by other financial institutions, which could have a material adverse effect on Lloyds Bank Group’s results of operations, financial condition or prospects.

Corporate and institutional counterparties may also seek to reduce aggregate credit exposures to Lloyds Bank Group (or to all banks) which could increase Lloyds Bank Group’s cost of funding and limit its access to liquidity. The funding structure employed by Lloyds Bank Group may also prove to be inefficient, thus giving rise to a level of funding cost where the cumulative costs are not sustainable over the longer term.

In addition, medium-term growth in Lloyds Bank Group’s lending activities will rely, in part, on the availability of retail deposit funding on appropriate terms, which is dependent on a variety of factors outside Lloyds Bank Group’s control, such as general macroeconomic conditions and market volatility, the confidence of retail depositors in the economy, the financial services industry and Lloyds Bank Group, as well as the availability and extent of deposit guarantees. Increases in the cost of retail deposit funding will impact on Lloyds Bank Group’s margins and affect profit, and a lack of availability of retail deposit funding could have a material adverse effect on its future growth. Any loss in consumer confidence in Lloyds Bank Group could significantly increase the amount of retail deposit withdrawals in a short period of time. See “Economic and Financial Risks– Lloyds Bank Group’s businesses are subject to inherent and indirect risks arising from general macroeconomic conditions in the UK in particular, but also in the Eurozone, the U.S., Asia and globally.”

In recent years, Lloyds Bank Group has also made use of central bank funding schemes such as the Bank of England’s Term Funding Scheme and Funding for Lending Scheme. Following the closures of these schemes in 2018, Lloyds Bank Group has to replace matured central bank scheme funding, which could cause an increased dependence on term funding issuances. If the wholesale funding markets were to suffer stress or central bank provision of liquidity to the financial markets is abruptly curtailed, or Lloyds Bank Group’s credit ratings are downgraded, it is likely that wholesale funding will prove more difficult to obtain.

Any of the refinancing or liquidity risks mentioned above, in isolation or in concert, could have a material adverse effect on Lloyds Bank Group’s results or operations and its ability to meet its financial obligations as they fall due.

4.	A REDUCTION IN THE BANK AND ITS RATED SUBSIDIARIES’ LONGER-TERM CREDIT RATING COULD MATERIALLY ADVERSELY AFFECT LLOYDS BANK GROUP’S RESULTS OF OPERATIONS, FINANCIAL CONDITION OR PROSPECTS

Rating agencies regularly evaluate the Bank and its rated subsidiaries, and their ratings of longer-term debt are based on a number of factors which can change over time, including Lloyds Bank Group’s financial strength as well as factors not entirely within its control, including conditions affecting the financial services industry generally, and the legal and regulatory frameworks affecting its legal structure, business activities and the rights of its creditors. In the event of the difficulties in the financial services industry and the financial markets, there can be no assurance that or the Bank or its rated subsidiaries will maintain their current ratings. The credit rating agencies may also revise the ratings methodologies applicable to issuers within a particular industry or political or economic region. If credit rating agencies perceive there to be adverse changes in the factors affecting an issuer’s credit rating, including by virtue of change to applicable ratings methodologies, the credit rating agencies may downgrade, suspend or withdraw the ratings assigned to an issuer and/or its securities. Downgrades of Bank and its rated subsidiaries’ longer-term credit rating could lead to additional collateral posting and cash outflow, significantly increase its borrowing costs, limit its issuance capacity in the capital markets and weaken Lloyds Bank Group’s competitive position in certain markets.

5.	LLOYDS BANK GROUP’S BUSINESSES ARE INHERENTLY SUBJECT TO THE RISK OF MARKET FLUCTUATIONS, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON THE RESULTS OF OPERATIONS, FINANCIAL CONDITION OR PROSPECTS OF LLOYDS BANK GROUP

Lloyds Bank Group’s businesses are inherently subject to risks in financial markets including changes in, and increased volatility of, interest rates, inflation rates, credit spreads, foreign exchange rates, commodity, equity, bond and property prices and the risk that its customers act in a manner which is inconsistent with Lloyds Bank Group’s business, pricing and hedging assumptions. Movements in these markets will continue to have a significant impact on Lloyds Bank Group in a number of key areas.

For example, adverse market movements have had and may continue to have an adverse effect, upon the financial condition of the defined benefit pension schemes of Lloyds Bank Group. The schemes’ main exposures are to real rate risk and credit spread risk. These risks arise from two main sources: the “AA” corporate bond liability discount rate and asset holdings.

In addition, Lloyds Bank Group’s banking and trading activities are also subject to market movements. For example, changes in interest rate levels, interbank margins over official rates, yield curves and spreads affect the interest rate margin realised between lending and borrowing costs. The potential for future volatility and margin changes remains. Competitive pressures on fixed rates or product terms in existing loans and deposits may restrict Lloyds Bank Group in its ability to change interest rates applying to customers in response to changes in official and wholesale market rates.

Changes in foreign exchange rates, including with respect to the U.S. dollar and the Euro, may also have a material adverse effect Lloyds Bank Group’s financial position and/or forecasted earnings.

6.	MARKET CONDITIONS HAVE RESULTED, AND ARE EXPECTED TO RESULT IN THE FUTURE, IN MATERIAL CHANGES TO THE ESTIMATED FAIR VALUES OF FINANCIAL ASSETS OF LLOYDS BANK GROUP, INCLUDING NEGATIVE FAIR VALUE ADJUSTMENTS

Lloyds Bank Group has exposures to securities, derivatives and other investments, including asset-backed securities, structured investments and private equity investments that are recorded by Lloyds Bank Group at fair value, which may be subject to further negative fair value adjustments in view of the volatile global markets and challenging economic environment.

In volatile markets, hedging and other risk management strategies (including collateralisation and the purchase of credit default swaps) may not be as effective as they are in normal market conditions, due in part to the decreasing credit quality of hedge counterparties, and general illiquidity in the markets within which transactions are executed.

In circumstances where fair values are determined using financial valuation models, Lloyds Bank Group’s valuation methodologies may require it to make assumptions, judgements and estimates in order to establish fair value. These valuation models are complex and the assumptions used are difficult to make and are inherently uncertain. This uncertainty may be amplified during periods of market volatility and illiquidity. Any consequential impairments, write-downs or adjustments could have a material adverse effect on Lloyds Bank Group’s results of operations, capital ratios, financial condition or prospects.

RISK FACTORS

Any of these factors could cause the value ultimately realised by Lloyds Bank Group for its securities and other investments to be lower than their current fair value or require Lloyds Bank Group to record further negative fair value adjustments, which may have a material adverse effect on its results of operations, financial condition or prospects.

7.	ANY TIGHTENING OF MONETARY POLICY IN JURISDICTIONS IN WHICH LLOYDS BANK GROUP OPERATES COULD AFFECT THE FINANCIAL CONDITION OF ITS CUSTOMERS, CLIENTS AND COUNTERPARTIES, INCLUDING GOVERNMENTS AND OTHER FINANCIAL INSTITUTIONS

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

Monetary policy in the United Kingdom and in the markets in which Lloyds Bank Group operates has been highly accommodative in recent years, however there remains considerable uncertainty as to the direction of interest rates and the pace of change, as set by the Bank of England and other major central banks. In the UK, monetary policy has further been supported by the Bank of England and HM Treasury “Funding for Lending” scheme (which closed in January 2018), the “Help to Buy” scheme (which closed in November 2019), the “Term Funding Scheme” (which closed in February 2018) and the purchase of corporate bonds in the UK. However, such a long period of stimulus has increased uncertainty over the impact of its reduction, which could lead to a risk of higher borrowing costs in wholesale markets, generally weaker than expected growth, or even contracting gross domestic product (“GDP”), reduced business and consumer confidence, higher levels of unemployment or underemployment, adverse changes to levels of inflation and falling property prices in the markets in which Lloyds Bank Group operates, and consequently to an increase in delinquency rates and default rates among its customers. Similar risks result from the low level of inflation in developed economies, which in Europe particularly could deteriorate into sustained deflation if policy measures prove ineffective and economic growth weakens. Reduced monetary stimulus and the actions and commercial soundness of other financial institutions have the potential to impact market liquidity. The adverse impact on the credit quality of Lloyds Bank Group’s customers and counterparties, coupled with a decline in collateral values, could lead to a reduction in recoverability and value of Lloyds Bank Group’s assets and higher levels of expected credit loss allowances, which could have an adverse effect on its operations, financial condition or prospects.

8.	LLOYDS BANK GROUP’S DEFINED BENEFIT PENSION SCHEMES ARE SUBJECT TO LONGEVITY RISKS

Lloyds Bank Group’s defined benefit pension schemes are exposed to longevity risk. Increases in life expectancy (longevity) beyond current allowances will increase the period over which pension scheme benefits are paid and may adversely affect Lloyds Bank Group’s financial condition and results of operations.

9.	LLOYDS BANK GROUP MAY BE REQUIRED TO RECORD CREDIT VALUE ADJUSTMENTS, FUNDING VALUE ADJUSTMENTS AND DEBIT VALUE ADJUSTMENTS ON ITS DERIVATIVE PORTFOLIO, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON ITS RESULTS OF OPERATIONS, FINANCIAL CONDITION OR PROSPECTS

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

Deterioration in the creditworthiness of financial counterparties, or large adverse financial market movements, could impact the size of CVA and FVA reserves and result in a material charge to Lloyds Bank Group’s profit and loss account which could have a material adverse effect on its results of operations, financial condition or prospects.

10.	LLOYDS BANK GROUP IS EXPOSED TO RISKS RELATED TO THE UNCERTAINTY SURROUNDING THE INTEGRITY AND CONTINUED EXISTENCE OF REFERENCE RATES

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

At this time, it is not possible to predict the overall effect (including financial impacts) of any such reforms and changes, any establishment of alternative reference rates or any other reforms to these reference rates that may be enacted, including the potential or actual discontinuance of LIBOR publication, any transition away from LIBOR or ongoing reliance on LIBOR for some legacy products.

Uncertainty as to the nature of such potential changes, alternative reference rates (including, without limitation, SONIA, €STER and SOFR or term versions of those rates) or other reforms may adversely affect a broad array of financial products, including any LIBOR-based or EURIBOR-based securities, loans and derivatives that are included in Lloyds Bank Group’s financial assets and liabilities, that use these reference rates and may impact the availability and cost of hedging instruments and borrowings. If any of these reference rates are no longer available, Lloyds Bank Group may incur additional expenses in effecting the transition from such reference rates, and may be subject to disputes, which could have an adverse effect on its results of operations. In addition, it can have important operational impacts through Lloyds Bank Group’s systems and infrastructure as all systems will need to account for the changes in the reference rates. Any of these factors may have a material adverse effect on Lloyds Bank Group’s results of operations, financial condition or prospects.

RISK FACTORS

REGULATORY AND LEGAL RISKS

1.	LLOYDS BANK GROUP AND ITS BUSINESSES ARE SUBJECT TO SUBSTANTIAL REGULATION AND OVERSIGHT. ADVERSE LEGAL OR REGULATORY DEVELOPMENTS COULD HAVE A MATERIAL ADVERSE EFFECT ON LLOYDS BANK GROUP’S BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION OR PROSPECTS

Lloyds Bank Group and its businesses are subject to legislation, regulation, court proceedings, policies and voluntary codes of practice in the UK, the EU and the other markets in which it operates which are impacted by factors beyond its control, including:

(i)	general changes in government, central bank or regulatory policy, or changes in regulatory regimes that may influence investor decisions in particular markets in which Lloyds Bank Group operates, and which may change the structure of those markets and the products offered or may increase the costs of doing business in those markets;

(ii)	external bodies applying or interpreting standards, laws, regulations or contracts differently to Lloyds Bank Group;

(iii)	an uncertain and rapidly evolving prudential regulatory environment which could materially adversely affect Lloyds Bank Group’s ability to maintain liquidity and increase its funding costs;

(iv)	changes in competitive and pricing environments, including markets investigations, or one or more of Lloyds Bank Group’s regulators intervening to mandate the pricing of Lloyds Bank Group’s products, as a consumer protection measure;

(v)	one or more of Lloyds Bank Group’s regulators intervening to prevent or delay the launch of a product or service, or prohibiting an existing product or service;

(vi)	further requirements relating to financial reporting, corporate governance, corporate structure and conduct of business and employee compensation;

(vii)	expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership;

(viii)	changes to regulation and legislation relating to economic and trading sanctions, money laundering and terrorist financing; and

(ix)	regulatory changes which influence business strategy, particularly the rate of growth of the business, or which impose conditions on the sales and servicing of products, which have the effect of making such products unprofitable or unattractive to sell.

These laws and regulations include (i) increased regulatory oversight, particularly in respect of conduct issues; (ii) prudential regulatory developments, including ring-fencing; and (iii) increased legislative requirements, such as the Banking Reform Act, the Competition and Market Authority Open Banking programme, the Second Payment Services Directive (“PSD2”), the General Data Protection Regulation (“GDPR”), Markets in Financial Instruments Directive (“MiFID II”), which is made up of MiFID (2014/65/EU) and the Markets in Financial Instruments Regulation (MiFIR - 600/2014/EU), and the Deposit Guarantee Schemes Directive 2014/49/EU (the “recast DGSD”).

Unfavourable developments across any of these areas as a result of the factors above could materially affect Lloyds Bank Group’s ability to maintain appropriate liquidity, increase its funding costs, constrain the operation of its business and/or have a material adverse effect on its business, results of operations and financial condition.

2.	LLOYDS BANK GROUP FACES RISKS ASSOCIATED WITH ITS COMPLIANCE WITH A WIDE RANGE OF LAWS AND REGULATIONS

Lloyds Bank Group is exposed to risk associated with compliance with laws and regulations, including:

(i)	certain aspects of Lloyds Bank Group’s activities and business may be determined by the relevant authorities, the Financial Ombudsman Service (the “FOS”), or the courts, to have not been conducted in accordance with applicable laws or regulations, or, in the case of the FOS, with what is fair and reasonable in the Ombudsman’s opinion;

(ii)	the possibility of alleged mis-selling of financial products or the mishandling of complaints related to the sale of such products by or attributed to a member of Lloyds Bank Group, resulting in disciplinary action or requirements to amend sales processes, withdraw products, or provide restitution to affected customers, all of which may require additional provisions;

(iii)	risks relating to compliance with, or enforcement actions in respect of, existing and/or new regulatory or reporting requirements, including as a result of a change in focus of regulation or a transfer of responsibility for regulating certain aspects of Lloyds Bank Group’s activities and business to other regulatory bodies;

(iv)	contractual and other obligations may either not be enforceable as intended or may be enforced against Lloyds Bank Group in an adverse way;

(v)	the intellectual property of Lloyds Bank Group (such as trade names) may not be adequately protected;

(vi)	Lloyds Bank Group may be liable for damages to third-parties harmed by the conduct of its business; and

(vii)	the risk of regulatory proceedings, enforcement actions and/or private litigation, arising out of regulatory investigations or otherwise (brought by individuals or groups of plaintiffs) in the UK and other jurisdictions.

Regulatory and legal actions pose a number of risks to Lloyds Bank Group, including substantial monetary damages or fines, the amounts of which are difficult to predict and may exceed the amount of provisions set aside to cover such risks. See “Regulatory and Legal Risks - The financial impact of legal proceedings and regulatory risks might be material but is difficult to quantify. Amounts eventually paid may materially exceed the amount of provisions set aside to cover such risks, or existing provisions may need to be materially increased in response to changing circumstances, as has been the case in respect of payment protection insurance (“PPI”) redress payments”. In addition, Lloyds Bank Group may be subject, including as a result of regulatory actions, to other penalties and injunctive relief, civil or private litigation arising out of a regulatory investigation or otherwise, the potential for criminal prosecution in certain circumstances and regulatory restrictions on Lloyds Bank Group’s business, all of which can have a negative effect on Lloyds Bank Group’s reputation as well as taking a significant amount of management time and resources away from the implementation of its strategy.

Lloyds Bank Group may settle litigation or regulatory proceedings prior to a final judgement or determination of liability to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when Lloyds Bank Group believes that it has no liability or when the potential consequences of failing to prevail would be disproportionate to the costs of settlement. Furthermore, Lloyds Bank

RISK FACTORS

Group may, for similar reasons, reimburse counterparties for their losses even in situations where Lloyds Bank Group does not believe that it is legally compelled to do so. Failure to manage these risks adequately could materially affect Lloyds Bank Group, both financially and reputationally.

3.	LEGAL AND REGULATORY RISK ARISING FROM THE UK’S EXIT FROM THE EUROPEAN UNION COULD ADVERSELY IMPACT LLOYDS BANK GROUP’S BUSINESS, OPERATIONS, FINANCIAL CONDITION AND PROSPECTS

Following the UK’s exit from the EU, there remains significant uncertainty around the terms of their future trade agreement. This uncertainty may be exacerbated by the possible re-emergence of a further Scottish independence referendum and / or differential arrangements for Northern Ireland relative to the rest of the UK.

Lloyds Bank Group is subject to substantial EU-derived laws, regulation and oversight, which will be impacted as a result of the UK’s exit from the EU. In particular, after the transition period, Lloyds Bank Group and its counterparties may no longer be able to rely on the European passporting framework for financial services. This could result in the loss of customers and / or the requirement for Lloyds Bank Group to apply for authorisation in further EU jurisdictions where it is to continue business, with associated costs and operational considerations. Any actions taken as a result of the ongoing uncertainty, as well as new or amended legislation and regulation, may have a significant impact on Lloyds Bank Group’s operations, profitability and business model.

4.	LLOYDS BANKING GROUP AND ITS SUBSIDIARIES ARE SUBJECT TO RESOLUTION PLANNING REQUIREMENTS, WHICH COULD HAVE AN ADVERSE IMPACT ON LLOYDS BANK GROUP’S BUSINESS

The Bank of England and the PRA have published final rules for a resolvability assessment framework (the “Resolvability Assessment Framework”), with full implementation of the framework required by 2022. This will require Lloyds Banking Group to carry out a detailed assessment of its preparations for resolution. The new rules on the Resolvability Assessment Framework may affect the way in which Lloyds Banking Group manages its business and ultimately impact the profitability of Lloyds Bank Group. Further, the publication of the outcome of such assessment may affect the way Lloyds Bank Group is perceived by the market which, in turn, may affect the secondary market value of Lloyds Bank plc’s securities.

5.	LLOYDS BANKING GROUP AND ITS SUBSIDIARIES, INCLUDING LLOYDS BANK GROUP, ARE SUBJECT TO REGULATORY ACTIONS WHICH MAY BE TAKEN IN THE EVENT OF A BANK OR PARENT GROUP FAILURE

Under the Banking Act 2009, as amended, (the “Banking Act”), substantial powers have been granted to HM Treasury, the Bank of England and the PRA and FCA (together, the “Authorities”) as part of the special resolution regime (the “SRR”). These powers enable the Authorities to deal with and stabilise UK-incorporated institutions with permission to accept deposits (including Lloyds Bank plc and members of its group) if they are failing or are likely to fail to satisfy certain threshold conditions.

The SRR consists of five stabilisation options: (i) transfer of all or part of the business of the relevant entity or the shares of the relevant entity to a private sector purchaser; (ii) transfer of all or part of the business of the relevant entity to a “bridge bank” established and wholly owned by the Bank of England; (iii) transfer all or part of the relevant entity or “bridge bank” to an asset management vehicle; (iv) making of one or more resolution instruments by the Bank of England; and (v) temporary public ownership of the relevant entity. HM Treasury may also take a parent company of a relevant entity into temporary public ownership where certain conditions are met. Certain ancillary powers include the power to modify contractual arrangements in certain circumstances.

Under the Bank Recovery and Resolution Directive (“BRRD”) powers are granted to resolution authorities which include, but are not limited to: (i) a “write-down and conversion power” relating to Tier 1 and Tier 2 capital instruments and (ii) a “bail-in” power relating to the majority of unsecured liabilities (including the capital instruments and senior unsecured debt securities issued by Lloyds Bank plc). While Lloyds Banking Group plc is currently the resolution entity for Lloyds Banking Group pursuant to the Bank of England’s “single point of entry” resolution model, bail-in is capable of being applied to all of Lloyds Bank plc’s senior unsecured and subordinated debt instruments with a remaining maturity of greater than seven days. Such loss absorption powers give resolution authorities the ability to write-down or write-off all or a portion of the claims of certain unsecured creditors of a failing institution or group and/or to convert certain debt claims into another security, including ordinary shares of the surviving group entity, if any. Such resulting ordinary shares may be subject to severe dilution, transfer for no consideration, write-down or write-off. Generally, losses are to be taken in accordance with the priority of claims under normal insolvency proceedings. The Banking Act and secondary legislation made thereunder provides certain limited safeguards for creditors in specific circumstances. For example, a holder of debt securities issued by Lloyds Bank plc should not suffer a worse outcome than it would in insolvency proceedings. However, this “no creditor worse off” safeguard may not apply in relation to an application of the write-down and conversion power in circumstances where a stabilisation power is not also used; holders of debt instruments which are subject to the power may, however, have ordinary shares transferred to or issued to them by way of compensation. The exercise of mandatory write-down and conversion power under the Banking Act or any suggestion of such exercise could, therefore, materially adversely affect the rights of the holders of equity and debt securities and the price or value of their investment and/or the ability of Lloyds Bank Group to satisfy its obligations under such debt securities.

Resolution authorities also have powers to amend the terms of contracts (for example, varying the maturity of a debt instrument) and to override events of default or termination rights that might be invoked as a result of the exercise of the resolution powers, which could have a material adverse effect on the rights of holders of the debt securities issued by Lloyds Bank plc, including through a material adverse effect on the price of such securities. The Banking Act also gives the Bank of England the power to override, vary or impose contractual obligations between a UK bank, its holding company and its group undertakings for reasonable consideration, in order to enable any transferee or successor bank to operate effectively. There is also power for HM Treasury to amend the law (excluding provisions made by or under the Banking Act) for the purpose of enabling it to use the regime powers effectively, potentially with retrospective effect.

The determination that securities and other obligations issued by Lloyds Bank plc will be subject to loss absorption is likely to be inherently unpredictable and may depend on a number of factors which may be outside of Lloyds Bank Group’s control. This determination will also be made by the relevant UK resolution authority and there may be many factors, including factors not directly related to Lloyds Bank Group, which could result in such a determination. Because of this inherent uncertainty and given that both BRRD and the relevant provisions of the Banking Act remain untested in practice, it will be difficult to predict when, if at all, the exercise of a loss absorption power may occur which would result in a principal write-off or conversion to other securities, including the ordinary shares of Lloyds Bank Group. Moreover, as the criteria that the relevant UK resolution authority will be obliged to consider in exercising any loss absorption power provide it with considerable discretion, holders of the securities issued by Lloyds Bank plc may not be able to refer to publicly available criteria in order to anticipate a potential exercise of any such power and consequently its potential effect on Lloyds Bank Group and the securities issued by Lloyds Bank plc.

RISK FACTORS

Potential investors in the securities issued by Lloyds Bank plc should consider the risk that a holder may lose some or all of its investment, including the principal amount plus any accrued interest, if such statutory loss absorption measures are acted upon. The BRRD and applicable state aid rules provide that, other than in certain limited circumstances set out in the BRRD, extraordinary governmental financial support will only be available to Lloyds Bank plc as a last resort once the write-down and conversion powers and resolution tools referred to above have been exploited to the maximum extent possible. Accordingly, it is unlikely that investors in securities issued by the Company will benefit from such support even if it were provided.

Holders of Lloyds Bank plc’s securities may have limited rights or no rights to challenge any decision of the relevant UK resolution authority to exercise the UK resolution powers or to have that decision reviewed by a judicial or administrative process or otherwise. Accordingly, trading behaviour in respect of such securities is not necessarily expected to follow the trading behaviour associated with other types of securities that are not subject to such resolution powers. Further, the introduction or amendment of such recovery and resolution powers, and/or any implication or anticipation that they may be used, may have a significant adverse effect on the market price of such securities, even if such powers are not used.

The minimum requirement for own funds and eligible liabilities (“MREL”) applies to EU and UK financial institutions and covers own funds and debt instruments that are capable of being written-down or converted to equity in order to prevent a financial institution or its group from failing in a crisis. The Bank of England has set a final MREL conformance date of 1 January 2022 with interim compliance required from 1 January 2020. Lloyds Bank Group has been identified as material subsidiary of Lloyds Banking Group plc and must therefore maintain internal MREL resources from 1 January 2020 at the higher of minimum requirements calculated on a sub consolidated basis and on an individual basis.

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

6.	LLOYDS BANK GROUP IS SUBJECT TO THE RISK OF HAVING INSUFFICIENT CAPITAL RESOURCES AND / OR NOT MEETING LIQUIDITY REQUIREMENTS

Under PRA requirements, Lloyds Bank Group (as the ring-fenced bank sub-group) became subject to prudential requirements on a sub-consolidated basis from 1 January 2019. These requirements are in addition to the requirements that Lloyds Bank plc must meet under the existing prudential regime on an individual basis.

If Lloyds Bank plc and/or Lloyds Bank Group has, or is perceived to have, a shortage of regulatory capital or to be unable to meet its regulatory minimum liquidity requirements, then it may be subject to regulatory interventions and sanctions and may suffer a loss of confidence in the market with the result that access to sources of liquidity and funding may become constrained, more expensive or unavailable. This, in turn, may affect Lloyds Bank Group’s capacity to continue its business operations, pay future dividends and make other distributions or pursue acquisitions or other strategic opportunities, impacting future growth potential. See also the risk factor above entitled “Lloyds Bank Group’s businesses are subject to inherent risks concerning liquidity and funding, particularly if the availability of traditional sources of funding such as retail deposits or the access to wholesale funding markets becomes more limited”.

A shortage of capital could arise from (i) a depletion of Lloyds Bank Group and/or Lloyds Bank plc’s capital resources through increased costs or liabilities and reduced asset values which could arise as a result of the crystallisation of credit-related risks, regulatory and legal risks, business and economic risks, operational risks, financial soundness-related risks and other risks; and/or (ii) an increase in the amount of capital that is needed to be held; and/or (iii) changes in the manner in which Lloyds Bank Group and/or Lloyds Bank plc is required to calculate its capital and/or the risk-weightings applied to its assets. This might be driven by a change to the actual level of risk faced by Lloyds Bank Group and/or Lloyds Bank plc or to changes in the minimum capital required by legislation or by the regulatory authorities. For example, an aggregated RWA output floor has been proposed by the Basel Committee with a transitional period from 2022 to 2027, however there remains uncertainty on the impact of such a floor until such rules are translated into draft legislation. Further, in the context of the UK’s departure from the EU, the application of the output floor in the United Kingdom will be a matter for the UK legislature and Lloyds Bank Group and Lloyds Bank plc’s prudential regulators.

Lloyds Bank Group and/or Lloyds Bank plc may address a shortage of capital by acting to reduce leverage exposures and/or risk-weighted assets, for example by way of business disposals. Such actions may impact the profitability of Lloyds Bank Group.

Whilst Lloyds Bank Group monitors current and expected future capital, MREL and liquidity requirements, including having regard to both leverage and risk weighted assets-based requirements, and seeks to manage and plan the prudential position accordingly and on the basis of current assumptions regarding future regulatory capital and liquidity requirements, there can be no assurance that the assumptions will be accurate in all respects or that it will not be required to take additional measures to strengthen its capital or liquidity position. Market expectations as to capital and liquidity levels may also increase, driven by, for example, the capital and liquidity levels (or targets) of peer banking groups.

Lloyds Bank Group’s borrowing costs and access to capital markets, as well as its ability to lend or carry out certain aspects of its business, could also be affected by future prudential regulatory developments more generally, including (i) evolving European and global prudential and regulatory changes, including the application of final CRRII and CRD V rules and the implementation of Basel IV reforms in Europe and the UK; (ii) regulatory changes in other jurisdictions to which Lloyds Bank Group has exposure and (iii) the evolving regulatory and legal impacts of the UK’s exit from the EU.

Any of the risks mentioned above could have a material adverse effect on Lloyds Bank Group’s liquidity, results of operations, its ability to continue its business operations and its financial condition.

7.	THE FINANCIAL IMPACT OF LEGAL PROCEEDINGS AND REGULATORY RISKS MAY BE MATERIAL AND DIFFICULT TO QUANTIFY. AMOUNTS EVENTUALLY PAID MAY MATERIALLY EXCEED THE AMOUNT OF PROVISIONS SET ASIDE TO COVER SUCH RISKS, OR EXISTING PROVISIONS MAY NEED TO BE MATERIALLY INCREASED IN RESPONSE TO CHANGING CIRCUMSTANCES, AS HAS BEEN THE CASE IN RESPECT OF PAYMENT PROTECTION INSURANCE (“PPI”) REDRESS PAYMENTS

Where provisions have already been taken in published financial statements of Lloyds Bank Group or results announcements for ongoing legal or regulatory matters, these have been recognised, in accordance with IAS 37 (“Provisions, Contingent Liabilities and Contingent Assets”) (“IAS 37”), as the best estimate of the expenditure required to settle the obligation as at the reporting date. Such estimates are inherently uncertain and it is possible that the eventual outcomes may differ materially from current estimates, resulting in future increases or decreases to the required provisions, or actual losses that exceed or fall short of the provisions taken.

RISK FACTORS

Excluding MBNA Limited (“MBNA”), Lloyds Bank Group increased provisions for expected PPI costs by a further £2.5 billion in the year ended 31 December 2019. The charge in 2019 related largely to a significant increase in PPI information requests (PIRs) leading up to the deadline for submission of claims on 29 August 2019, associated administration costs and costs associated with the Official Receiver.

This brings the total amount provided for at the end of 2019 to £21.8 billion, of which £1.6 billion remains unutilised relating to complaints and associated administration costs.

With regard to MBNA, as announced in December 2016, Lloyds Bank Group’s exposure is capped at £240 million and is already provided for through an indemnity received from Bank of America. MBNA increased its PPI provision by £335 million in the year ended 31 December 2019 but Lloyds Bank Group’s exposure continues to remain capped at £240 million under this indemnity.

Provisions have not been taken where no obligation (as defined in IAS 37) has been established, whether associated with a known or potential future litigation or regulatory matter. Accordingly, an adverse decision in any such matters could result in significant losses to Lloyds Bank Group which have not been provided for. Such losses would have an adverse impact on Lloyds Bank Group’s financial condition and operations.

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

In November 2015 and August 2016, the FCA consulted on the introduction of a two year industry deadline by which consumers would need to make their PPI complaints or lose their right to have them assessed, and proposed rules and guidance about how firms should handle PPI complaints fairly in light of the Plevin judgment discussed above. On 2 March 2017, the FCA confirmed an industry deadline of 29 August 2019. The FCA’s rules to address Plevin commenced on 29 August 2017. The industry deadline also applies to the handling of these complaints. It is anticipated that the industry deadline could have encouraged eligible consumers to bring their claims earlier than would have otherwise been expected in the absence of an industry deadline for having complaints assessed. The FCA’s rules, issued on 2 March 2017, could have a material adverse effect on Lloyds Bank Group’s reputation, business, financial condition, results of operations and prospects.

Further, no assurance can be given that Lloyds Bank Group will not incur liability in connection with any past, current or future non-compliance with legislation or regulation, and any such non-compliance could be significant and materially adversely affect its reputation, business, financial condition, results of operations and prospects.

8.	LLOYDS BANK GROUP MUST COMPLY WITH ANTI-MONEY LAUNDERING, COUNTER TERRORIST FINANCING, ANTI-BRIBERY AND SANCTIONS REGULATIONS, AND A FAILURE TO PREVENT OR DETECT ANY ILLEGAL OR IMPROPER ACTIVITIES FULLY OR ON A TIMELY BASIS COULD NEGATIVELY IMPACT CUSTOMERS AND EXPOSE LLOYDS BANK GROUP TO LIABILITY

Lloyds Bank Group is required to comply with applicable anti-money laundering, anti-terrorism, sanctions, anti-bribery and other laws and regulations in the jurisdictions in which it operates. These extensive laws and regulations require Lloyds Bank Group, amongst other things, to adopt and enforce “know-your-customer” policies and procedures and to report suspicions of money laundering and terrorist financing, and in some countries specific transactions to the applicable regulatory authorities. These laws and regulations have become increasingly complex and detailed, require improved systems and sophisticated monitoring and compliance personnel, and have become the subject of enhanced government and regulatory supervision.

Lloyds Bank Group has adopted policies and procedures aimed at detecting and preventing the use of its banking network and services for money laundering, financing terrorism, bribery, tax evasion, human trafficking, modern day slavery, wildlife trafficking and related activities. These controls, however, may not eliminate instances where third parties seek to use Lloyds Bank Group’s products and services to engage in illegal or improper activities. In addition, while Lloyds Bank Group reviews its relevant counterparties’ internal policies and procedures with respect to such matters, Lloyds Bank Group, to a large degree, relies upon its relevant counterparties to maintain and properly apply their own appropriate anti-money laundering procedures. Such measures, procedures and compliance may not be effective in preventing third parties from using Lloyds Bank Group (and its relevant counterparties) as a conduit for money laundering and terrorist financing (including illegal cash operations) without Lloyds Bank Group’s (and its relevant counterparties’) knowledge. If Lloyds Bank Group is associated with, or even accused of being associated with, or becomes a party to, money laundering or terrorist financing, its reputation could suffer and it could become subject to fines, sanctions and/or legal enforcement (including being added to any “black lists” that would prohibit certain parties from engaging in transactions with Lloyds Bank Group), any one of which could have a material adverse effect on its results of operations, financial condition and prospects.

Furthermore, failure to comply with trade and economic sanctions, both primary and secondary (which are frequently subject to change by relevant governments and agencies in the jurisdictions in which Lloyds Bank Group operates), and failure to comply fully with other applicable compliance laws and regulations, may result in the imposition of fines and other penalties on Lloyds Bank, including the revocation of licences. In addition, Lloyds Bank Group’s business and reputation could suffer if customers use its banking network for money laundering, financing terrorism, or other illegal or improper purposes.

9.	FAILURE TO MANAGE THE RISKS ASSOCIATED WITH CHANGES IN TAXATION RATES OR APPLICABLE TAX LAWS, OR MISINTERPRETATION OF SUCH TAX LAWS, COULD MATERIALLY ADVERSELY AFFECT LLOYDS BANK GROUP’S RESULTS OF OPERATIONS, FINANCIAL CONDITION OR PROSPECTS

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

BUSINESS AND OPERATIONAL RISKS

1.	OPERATIONAL RISKS, INCLUDING THE RISK THAT THE LLOYDS BANK GROUP FAILS TO DESIGN RESILIENCE INTO BUSINESS OPERATIONS, UNDERLYING INFRASTRUCTURE AND CONTROLS, INCLUDING WEAKNESSES OR FAILURES IN THE LLOYDS BANK
105

RISK FACTORS

GROUP’S PROCESSES, SYSTEMS AND SECURITY, AND RISKS DUE TO RELIANCE ON THIRD PARTY SERVICES AND PRODUCTS COULD MATERIALLY ADVERSELY AFFECT THE LLOYDS BANK GROUP’S OPERATIONS

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

Specifically, failure to develop, deliver or maintain effective IT solutions in line with Lloyds Bank Group’s operating environment could have a material adverse impact on customer service and business operations. Any prolonged loss of service availability could damage Lloyds Bank Group’s ability to service its customers, could result in compensation costs and could cause long-term damage to its business and brand. See “Business and Operational Risks - Lloyds Bank Group’s business is subject to risks related to cybercrime”.

Third parties such as suppliers and vendors upon which Lloyds Bank Group relies for important products and services could also be sources of operational risk, specifically with regard to security breaches affecting such parties. Lloyds Bank Group may be required to take steps to protect the integrity of its operational systems, thereby increasing its operational costs. Additionally, any problems caused by these third parties, including as a result of their not providing Lloyds Bank Group their services for any reason, their performing their services poorly, or employee misconduct, could adversely affect Lloyds Bank Group’s ability to deliver products and services to customers and otherwise to conduct business. Replacing these third party vendors or moving critical services from one provider to another could also entail significant delays and expense.

Lloyds Bank Group is also exposed to risk of fraud, cyberattack and other criminal activities (both internal and external) due to the operational risks inherent in banking operations. These risks are also present when Lloyds Bank Group relies on outside suppliers or vendors to provide services to Lloyds Bank Group and its customers. Fraudsters may target any of Lloyds Bank Group’s products, services and delivery channels, including lending, internet banking, payments, bank accounts and cards. This may result in financial loss to Lloyds Bank Group and/or Lloyds Bank Group’s customers, poor customer experience, reputational damage, potential litigation and regulatory proceedings. Industry reported gross fraud losses have continued to increase as both financial institutions and their customers are targeted. Fraud losses and their impacts on customers and the wider society are now an increasing priority for consumer groups, regulators and the UK Government. Any weakness or errors in Lloyds Bank Group’s processes, systems or security could have an adverse effect on Lloyds Bank Group’s results and on the ability to deliver appropriate customer responses, which may lead to an increase in complaints and damage to Lloyds Bank Group’s reputation. Please see “Regulatory and Legal Risks – Lloyds Bank Group must comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations, and a failure to prevent or detect any illegal or improper activities fully or on a timely basis could negatively impact customers and expose Lloyds Bank Group to liability”.

2.	LLOYDS BANK GROUP IS EXPOSED TO CONDUCT RISK

Lloyds Bank Group is exposed to various forms of conduct risk in its operations. Conduct risk is the risk of customer detriment across the customer lifecycle including: failures in product management, distribution and servicing activities; from other risks materialising, or other activities which could undermine the integrity of the market or distort competition, leading to unfair customer outcomes, regulatory censure, or financial or reputational loss. Such risks are inherent in banking services. Forms of conduct risk include business and strategic planning that does not sufficiently consider customer need (leading to products being offered beyond target markets and mis-selling of financial products), ineffective management and monitoring of products and their distribution (which could result in customers receiving unfair outcomes), customer communications that are unclear, unfair, misleading or untimely (which could impact customer decision-making and result in customers receiving unfair outcomes), a culture that is not sufficiently customer-centric (potentially driving improper decision-making and unfair outcomes for customers), outsourcing of customer service and product delivery via third-parties that do not have the same level of control, oversight and customer-centric culture as Lloyds Bank Group (which could result in potentially unfair or inconsistent customer outcomes), the possibility of alleged mis-selling of financial products (which could require amendments to sales processes, withdrawal of products or the provision of restitution to affected customers, all of which may require additional provisions in Lloyds Bank Group’s financial accounts), ineffective management of customer complaints or claims (which could result in customers receiving unfair outcomes), ineffective processes or procedures to support customers, including those in potentially vulnerable circumstances (which could result in customers receiving unfair outcomes or treatments which do not support their needs), and poor governance of colleagues’ incentives and rewards and approval of schemes which drive unfair customer outcomes. Ineffective management and oversight of legacy conduct issues can also result in customers who are undergoing remediation being unfairly treated and therefore further rectification being required. Lloyds Bank Group is also exposed to the risk of engaging in, or failing to manage, conduct which could constitute market abuse, undermine the integrity of a market in which it is active, distort competition or create conflicts of interest. Each of these risks can lead to regulatory censure, reputational damage, regulatory intervention/enforcement, the imposition of lengthy remedial redress programmes and financial penalties or other loss for Lloyds Bank Group, all of which could have a material adverse effect on its results of operations, financial condition or prospects.

3.	LLOYDS BANK GROUP’S BUSINESS IS SUBJECT TO RISKS RELATED TO CYBERCRIME

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

Lloyds Bank Group’s IT infrastructure, and that of third parties on whom it relies, may be vulnerable to cyber-attacks, malware, denial of services, unauthorised access and other events that have a security impact. Such an event may impact the confidentiality or integrity of Lloyds Bank Group’s or its clients’, employees’ or counterparties’ information or the availability of services to customers. As a result of such an event or a failure in Lloyds Bank Group’s cyber security policies, Lloyds Bank Group could experience material financial loss, loss of competitive position, regulatory actions, breach of client contracts, reputational harm or legal liability, which, in turn, could have a material adverse effect on its results of operations, financial condition or prospects. Lloyds Bank Group may be required to spend additional resources to modify its protective measures or to investigate and remediate vulnerabilities or other exposures, and it may be subject to litigation and financial losses that are either not insured against fully or not fully covered through any insurance that it maintains. Lloyds Bank Group is committed to continued participation in industry-wide activity relating to cyber risk. This

106

RISK FACTORS

includes working with relevant regulatory and government departments to evaluate the approach Lloyds Bank Group is taking to mitigate this risk and sharing relevant information across the financial services sector.

4.	LLOYDS BANK GROUP IS SUBJECT TO THE EMERGING RISKS ASSOCIATED WITH CLIMATE CHANGE

The risks associated with climate change are coming under an increasing focus, both in the UK and internationally, from governments, regulators and large sections of society. These risks include: physical risks, arising from climate and weather-related events of increasing severity and/or frequency; transition risks resulting from the process of adjustment towards a low carbon economy (including stranded, redundant or prohibited assets); and liability risks arising from Lloyds Bank Group or clients experiencing litigation or reputational damage as a result of sustainability issues.

Physical risks from climate change arise from a number of factors and relate to specific weather events and longer term shifts in the climate. The nature and timing of extreme weather events are uncertain but they are increasing in frequency and their impact on the economy is predicted to be more acute in the future. The potential impact on the economy includes, but is not limited to, lower GDP growth, higher unemployment and significant changes in asset prices and profitability of industries. The physical risks could also lead to the disruption of business activity at clients’ locations. In addition, Lloyds Bank Group’s premises and resilience may also suffer physical damage due to weather events leading to increased costs for Lloyds Bank Group.

The move towards a low-carbon economy will also create transition risks, due to potential significant and rapid developments in the expectations of policymakers, regulators and society resulting in policy, regulatory and technological changes which could impact Lloyds Bank Group. These risks may cause the impairment of asset values, impact the creditworthiness of clients of Lloyds Bank Group, and impact defaults among retail customers (including through the ability of customers to repay their mortgages, as well as the impact on the value of the underlying property), which could result in currently profitable business deteriorating over the term of agreed facilities. They may also adversely affect a policyholder’s returns.

In January 2020, Lloyds Banking Group announced an ambitious goal to work with customers, government and the market to help reduce the emissions Lloyds Banking Group finances by more than 50 percent by 2030. Achieving this goal will require, among other things: customers to change their behaviours; governments to introduce new policies, incentives and to invest in infrastructure; new market developments; and technological advancements. If these changes, most of which are out of Lloyds Banking Group’s control, do not occur, Lloyds Banking Group (of which Lloyds Bank Group forms a large part) may have difficulty achieving its targets. Furthermore, in order to reach its targets, Lloyds Banking Group will need to further develop sustainable finance products and may be required to alter its business model.

If Lloyds Bank Group does not adequately embed the risks associated with climate change identified above into its risk framework to appropriately measure, manage and disclose the various financial and operational risks it faces as a result of climate change, or fails to adapt its strategy and business model to the changing regulatory requirements and market expectations on a timely basis, this could have an adverse impact on Lloyds Bank Group’s results of operations, financial condition and prospects.

5.	LLOYDS BANK GROUP’S BUSINESSES ARE CONDUCTED IN COMPETITIVE ENVIRONMENTS, WITH INCREASED COMPETITION SCRUTINY, AND LLOYDS BANK GROUP’S FINANCIAL PERFORMANCE DEPENDS UPON MANAGEMENT’S ABILITY TO RESPOND EFFECTIVELY TO COMPETITIVE PRESSURES AND SCRUTINY

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

The Competition and Markets Authority (the “CMA”) launched a full market investigation into competition in the SME banking and personal current account (“PCA”) markets in November 2014 and published its final report on 9 August 2016, followed by the Retail Banking Market Investigation Order 2017 on 2 February 2017. The key final remedies include: the introduction of “Open Banking”, the publication of service quality information and customer information prompts. Recommendations were also made regarding improvements to current account switching, monthly maximum charges for PCA overdraft users, overdraft notifications and additional measures to assist small business in comparing the different products available. The FCA has also undertaken market reviews in each of the major retail product markets and introduced remedies to help customers compare products and switch.

Additionally, the internet and mobile technologies are changing customer behaviour and the competitive environment. There has been a steep rise in customer use of mobile banking over the last four years. Lloyds Bank Group faces competition from established providers of financial services as well as from banking business developed by non-financial companies, including technology companies with strong brand recognition.

As a result of any restructuring or evolution in the market, there may emerge one or more new viable competitors in the UK banking market or a material strengthening of one or more of Lloyds Bank Group’s existing competitors in that market. Any of these factors or a combination thereof could result in a significant reduction in the profit of Lloyds Bank Group.

6.	LLOYDS BANK GROUP COULD FAIL TO ATTRACT OR RETAIN SENIOR MANAGEMENT OR OTHER KEY EMPLOYEES

Lloyds Bank Group’s success depends on its ability to attract, retain and develop high calibre talent. If Lloyds Bank Group was to unexpectedly lose a member of its key management or fail to maintain one of the strategic relationships of its key management team, its business and results of operations could be materially adversely affected.

In addition, Lloyds Bank Group also relies upon the services of other third-party providers for certain services and it may exercise limited control over the activities and business practices of these providers and any inability on Lloyds Bank Group’s part to maintain satisfactory commercial relationships with them or their failure to provide quality services could adversely affect Lloyds Bank Group’s business.

Attracting additional and retaining existing skilled personnel is fundamental to the continued growth of Lloyds Bank Group’s business. Personnel costs, including salaries, are increasing as the general level of prices and the standard of living increases in the countries in which Lloyds Bank Group does business and as industry-wide demand for suitably qualified personnel increases. No assurance can be given that Lloyds Bank Group will successfully

107

RISK FACTORS

attract new personnel or retain existing personnel required to continue to expand its business and to successfully execute and implement its business strategy. In addition, the uncertainty resulting from the UK’s exit from the EU on foreign nationals’ long-term residency permissions in the UK may make it challenging for Lloyds Bank Group to retain and recruit colleagues with relevant skills and experience.

7.	THE LLOYDS BANK GROUP MAY FAIL TO EXECUTE ITS ONGOING STRATEGIC CHANGE INITIATIVES, AND THE EXPECTED BENEFITS OF SUCH INITIATIVES MAY NOT BE ACHIEVED ON TIME OR AS PLANNED

In order to maintain and enhance Lloyds Bank Group’s strategic position, it continues to invest in new initiatives and programmes. Lloyds Bank Group acknowledges the challenges faced with delivering these initiatives and programmes alongside the extensive agenda of regulatory and legal changes whilst safely operating existing systems and controls.

As Lloyds Bank Group continues to deliver this strategy there is considerable focus on digitisation and ensuring Lloyds Bank Group meets customer demands through digital and mobile platforms.

The successful completion of these programmes and Lloyds Bank Group’s other strategic initiatives requires ongoing subjective and complex judgements, including forecasts of economic conditions in various parts of the world, and can be subject to significant risks. For example, Lloyds Bank Group’s ability to execute its strategic initiatives successfully may be adversely impacted by a significant global macroeconomic downturn, legacy issues, limitations in its management or operational capacity and capability or significant and unexpected regulatory change in countries in which it operates.

Failure to execute Lloyds Bank Group’s strategic initiatives successfully could have an adverse effect on Lloyds Bank Group’s ability to achieve the stated targets and other expected benefits of these initiatives, and there is also a risk that the costs associated with implementing such initiatives may be higher than expected or benefits may be lesser than expected. Both of these factors could materially adversely impact Lloyds Bank Group’s results of operations, financial condition or prospects.

8.	LLOYDS BANK GROUP MAY BE UNABLE TO FULLY CAPTURE THE EXPECTED VALUE FROM ACQUISITIONS, WHICH COULD MATERIALLY AND ADVERSELY AFFECT ITS RESULTS OF OPERATIONS, FINANCIAL CONDITION OR PROSPECTS

Lloyds Bank Group may from time to time undertake acquisitions as part of its growth strategy, which could subject it to a number of risks, such as: (i) the rationale and assumptions underlying the business plans supporting the valuation of a target business may prove inaccurate, in particular with respect to synergies and expected commercial demand; (ii) Lloyds Bank Group may fail to successfully integrate any acquired business, including its technologies, products and personnel; (iii) Lloyds Bank Group may fail to retain key employees, customers and suppliers of any acquired business; (iv) Lloyds Bank Group may be required or wish to terminate pre-existing contractual relationships, which could prove costly and/or be executed at unfavourable terms and conditions; (v) Lloyds Bank Group may fail to discover certain contingent or undisclosed liabilities in businesses that it acquires, or its due diligence to discover any such liabilities may be inadequate; and (vi) it may be necessary to obtain regulatory and other approvals in connection with certain acquisitions and there can be no assurance that such approvals will be obtained and even if granted, that there will be no burdensome conditions attached to such approvals, all of which could materially and adversely affect Lloyds Bank Group’s results of operations, financial conditions or prospects.

9.	LLOYDS BANK GROUP COULD BE EXPOSED TO INDUSTRIAL ACTION AND INCREASED LABOUR COSTS RESULTING FROM A LACK OF AGREEMENT WITH TRADE UNIONS

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

10.	LLOYDS BANK GROUP’S FINANCIAL STATEMENTS ARE BASED, IN PART, ON ASSUMPTIONS AND ESTIMATES

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

Lloyds Bank Group and the Bank’s financial statements are prepared using judgements, estimates and assumptions based on information available at the reporting date. If one or more of these judgements, estimates and assumptions is subsequently revised as a result of new factors or circumstances emerging, there could be a material adverse effect on the Bank and/or Lloyds Bank Group’s results of operations, financial condition or prospects and a corresponding impact on its funding requirements and capital ratios.

108

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Bank plc together with its subsidiaries (the Lloyds Bank Group) and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Lloyds Bank Group’s or its directors’ and/or management’s beliefs and expectations, are forward looking statements.

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

Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements made by the Lloyds Bank Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; any impact of the transition from IBORs to alternative reference rates; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Lloyds Bank Group’s or Lloyds Banking Group plc’s credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; the ability to achieve strategic objectives; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; concentration of financial exposure; management and monitoring of conduct risk; instability in the global financial markets, including Eurozone instability, instability as a result of uncertainty surrounding the exit by the UK from the European Union (EU) and as a result of such exit and the potential for other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; political instability including as a result of any UK general election; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Lloyds Bank Group’s or Lloyds Banking Group plc’s control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; risks relating to climate change; changes in laws, regulations, practices and accounting standards or taxation, including as a result of the exit by the UK from the EU, or a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside the Lloyds Bank Group’s or Lloyds Banking Group plc’s control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key legislation and regulation together with any resulting impact on the future structure of the Lloyds Bank Group; the ability to attract and retain senior management and other employees and meet its diversity objectives; actions or omissions by the Lloyds Bank Group’s directors, management or employees including industrial action; changes to the Lloyds Bank Group’s post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Lloyds Bank Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints.

Lloyds Banking Group may also make or disclose written and/or oral forward looking statements in reports filed with or furnished to the US Securities and Exchange Commission, Lloyds Banking Group annual reviews, half-year announcements, proxy statements, offering circulars, prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group to third parties, including financial analysts.

Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today’s date, and the Lloyds Bank Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document to reflect any change in the Lloyds Bank Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

109

LLOYDS BANK GROUP STRUCTURE

The following are significant subsidiaries of Lloyds Bank plc as at 31 December 2019.

Name of subsidiary undertaking	Country of registration/ incorporation	Percentage of equity share capital and voting rights held	Nature of business	Registered office
HBOS plc	Scotland	100%	Holding company	The Mound Edinburgh EH1 1YZ
Bank of Scotland plc	Scotland	100%*	Banking and financial services	The Mound Edinburgh EH1 1YZ

*	Indirect interest

110

Throughout these financial statements, references to the ‘Bank’ are to Lloyds Bank plc; references to the ‘Group’ are to Lloyds Bank plc and its subsidiary and associated undertakings.

report of independent registered public accounting firm

To the board of directors and shareholders

of Lloyds Bank plc

OPINION ON THE FINANCIAL STATEMENTS

We have audited the accompanying balance sheets of Lloyds Bank plc and its subsidiaries (the “Company”) as of 31 December 2019 and 31 December 2018, and the related consolidated income statements, statements of comprehensive income, statements of changes in equity and cash flow statements for each of the three years in the period ended 31 December 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2019 and 31 December 2018, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

CHANGES IN ACCOUNTING PRINCIPLES

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019 and the manner in which it accounts for financial instruments and revenue from the contracts with customers in 2018.

BASIS FOR OPINION

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ PricewaterhouseCoopers LLP
London, United Kingdom
23 March 2020

We have served as the Company’s auditor since 1995.

CONSOLIDATED INCOME STATEMENTS

for the years ended 31 December 2019, 31 December 2018 and 31 December 2017

	Note	2019 £ million	2018[1] £ million	2017[1] £ million
Interest and similar income		16,098	16,216	15,853
Interest and similar expense		(3,878)	(3,462)	(3,489)
Net interest income	5	12,220	12,754	12,364

Fee and commission income		2,363	2,497	2,786
Fee and commission expense		(1,027)	(1,228)	(1,024)
Net fee and commission income	6	1,336	1,269	1,762
Net trading income	7	360	408	773
Other operating income	8	2,692	2,543	2,453
Other income		4,388	4,220	4,988
Total income		16,608	16,974	17,352
Regulatory provisions		(2,190)	(1,956)	(2,122)
Other operating expenses		(8,933)	(9,812)	(9,508)
Total operating expenses	9	(11,123)	(11,768)	(11,630)
Trading surplus		5,485	5,206	5,722
Impairment	11	(1,362)	(926)	(687)
Profit before tax – continuing operations		4,123	4,280	5,035
Tax expense	12	(1,287)	(1,377)	(1,528)
Profit after tax – continuing operations		2,836	2,903	3,507
Profit after tax – discontinued operations	13	–	1,314	796
Profit for the year		2,836	4,217	4,303

Profit attributable to ordinary shareholders		2,515	3,907	3,940
Profit attributable to other equity holders		281	275	273
Profit attributable to equity holders		2,796	4,182	4,213
Profit attributable to non-controlling interests		40	35	90
Profit for the year		2,836	4,217	4,303

1	Restated, see note 1.

The accompanying notes are an integral part of the financial statements.

Statements of comprehensive income

for the years ended 31 December 2019, 31 December 2018 and 31 December 2017

The Group	2019 £ million	2018[1] £ million	2017[1] £ million
Profit for the year	2,836	4,217	4,303
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements[2]:
Remeasurements before tax	(1,433)	167	628
Tax	316	(47)	(146)
	(1,117)	120	482
Movements in revaluation reserve in respect of equity shares held at fair value through other comprehensive income:
Change in fair value	–	(98)
Tax	12	22
	12	(76)
Gains and losses attributable to own credit risk:
Gains (losses) before tax	(419)	533	(55)
Tax	113	(144)	15
	(306)	389	(40)
Share of other comprehensive income of associates and joint ventures	–	8	–

Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of debt securities held at fair value through other comprehensive income:
Change in fair value	(34)	(31)
Income statement transfers in respect of disposals	(196)	(268)
Impairment recognised in the income statement	(1)	–
Tax	72	115
	(159)	(184)
Movements in revaluation reserve in respect of available-for-sale financial assets:
Change in fair value			294
Income statement transfers in respect of disposals			(464)
Income statement transfers in respect of impairment			6
Tax			64
			(100)
Movements in cash flow hedging reserve:
Effective portion of changes in fair value taken to other comprehensive income	1,166	91	(271)
Net income statement transfers	(580)	(691)	(644)
Tax	(140)	137	264
	446	(463)	(651)

Movements in foreign currency translation reserve:
Currency translation differences (tax: £nil)	(2)	(15)	(27)
Transfers to income statement (tax: £nil)	–	108	–
	(2)	93	(27)
Other comprehensive income for the year, net of tax	(1,126)	(113)	(336)
Total comprehensive income for the year	1,710	4,104	3,967

Total comprehensive income attributable to ordinary shareholders arising from continuing operations	1,389	2,450	2,755
Total comprehensive income attributable to ordinary shareholders arising from discontinued operations[2]	–	1,344	849
Total comprehensive income attributable to ordinary shareholders	1,389	3,794	3,604
Total comprehensive income attributable to other equity holders	281	275	273
Total comprehensive income attributable to equity holders	1,670	4,069	3,877
Total comprehensive income attributable to non-controlling interests	40	35	90
Total comprehensive income for the year	1,710	4,104	3,967

1	Restated, see note 1.
2	2018 included post-retirement defined benefit scheme remeasurements in the Group’s discontinued operations of £37 million (£30 million after tax).

The accompanying notes are an integral part of the financial statements.

Statements of comprehensive income

for the years ended 31 December 2019, 31 December 2018 and 31 December 2017

The Bank	2019 £ million	2018[1] £ million	2017[1] £ million
Profit for the year	2,446	6,141	5,353
Other comprehensive income:
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before tax	(776)	(206)	442
Tax	200	44	(110)
	(576)	(162)	332
Movements in revaluation reserve in respect of equity shares held at fair value through other comprehensive income:
Change in fair value	–	(102)
Tax	12	–
	12	(102)
Gains and losses attributable to own credit risk:
Gains (losses) before tax	(419)	533	(55)
Tax	113	(144)	15
	(306)	389	(40)
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of debt securities held at fair value through other comprehensive income:
Change in fair value	(50)	(58)
Income statement transfers in respect of disposals	(201)	(258)
Impairment recognised in the income statement	(1)	–
Tax	74	114
	(178)	(202)
Movements in revaluation reserve in respect of available-for-sale financial assets:
Change in fair value			231
Income statement transfers in respect of disposals			(333)
Tax			46
			(56)
Movements in cash flow hedging reserve:
Effective portion of changes in fair value taken to other comprehensive income	892	255	15
Net income statement transfers	(448)	(628)	(436)
Tax	(105)	87	130
	339	(286)	(291)
Movements in foreign currency translation reserve:
Currency translation differences (tax: £nil)	6	2	(5)
Transfers to income statement (tax: £nil)	–	(84)	–
	6	(82)	(5)
Other comprehensive income for the year, net of tax	(703)	(445)	(60)
Total comprehensive income for the year	1,743	5,696	5,293

Total comprehensive income attributable to ordinary shareholders	1,462	5,421	5,020
Total comprehensive income attributable to other equity holders	281	275	273
Total comprehensive income for the year	1,743	5,696	5,293

1	Restated, see note 1.

The accompanying notes are an integral part of the financial statements.

BALANCE SHEETS

at 31 December 2019 and 31 December 2018

		The Group		The Bank
	Note	2019 £ million	2018 £ million	2019 £ million	2018 £ million
Assets
Cash and balances at central banks		38,880	40,213	35,741	37,632
Items in the course of collection from banks		292	645	252	464
Financial assets at fair value through profit or loss	14	2,284	23,256	703	20,843
Derivative financial instruments	15	8,494	11,293	13,638	15,431
Loans and advances to banks	16	4,852	3,692	4,453	3,153
Loans and advances to customers	16	474,470	464,044	177,569	172,315
Debt securities	16	5,325	5,095	5,241	4,960
Due from fellow Lloyds Banking Group undertakings	16	1,854	1,878	202,277	153,585
Financial assets at amortised cost		486,501	474,709	389,540	334,013
Financial assets at fair value through other comprehensive income	19	24,617	24,368	22,160	23,208
Goodwill	20	474	474	–	–
Other intangible assets	21	3,781	3,322	2,618	2,062
Property, plant and equipment	22	9,467	8,515	3,594	2,940
Current tax recoverable		4	1	7	–
Deferred tax assets	30	3,366	3,222	2,029	1,984
Investment in subsidiary undertakings	23	–	–	34,084	32,656
Retirement benefit assets	29	681	1,267	386	704
Other assets	24	2,527	2,239	998	849
Total assets		581,368	593,524	505,750	472,786

The accompanying notes are an integral part of the financial statements.

BALANCE SHEETS

at 31 December 2019 and 31 December 2018

		The Group		The Bank
Equity and liabilities	Note	2019 £ million	2018 £ million	2019 £ million	2018 £ million
Liabilities
Deposits from banks		23,593	26,263	7,122	5,320
Customer deposits		396,839	391,251	239,762	229,402
Due to fellow Lloyds Banking Group undertakings		4,893	19,663	109,771	88,383
Items in course of transmission to banks		354	615	198	341
Financial liabilities at fair value through profit or loss	25	7,702	17,730	7,697	17,719
Derivative financial instruments	15	9,831	10,911	14,211	14,546
Notes in circulation		1,079	1,104	–	–
Debt securities in issue	26	76,431	64,533	61,509	49,787
Other liabilities	28	5,600	4,335	2,792	3,522
Retirement benefit obligations	29	257	245	124	121
Current tax liabilities		166	354	–	213
Other provisions	31	3,138	4,025	1,436	1,919
Subordinated liabilities	32	12,586	12,745	9,909	9,528
Total liabilities		542,469	553,774	454,531	420,801
Equity
Share capital	33	1,574	1,574	1,574	1,574
Share premium account	34	600	600	600	600
Other reserves	35	7,250	6,965	1,710	1,543
Retained profits	36	24,549	27,321	42,470	45,051
Shareholders’ equity		33,973	36,460	46,354	48,768
Other equity instruments	37	4,865	3,217	4,865	3,217
Total equity excluding non-controlling interests		38,838	39,677	51,219	51,985
Non-controlling interests		61	73	–	–
Total equity		38,899	39,750	51,219	51,985
Total equity and liabilities		581,368	593,524	505,750	472,786

The accompanying notes are an integral part of the financial statements.

Statements of changes in equity

for the years ended 31 December 2019, 31 December 2018 and 31 December 2017

	Attributable to equity shareholders
The Group	Share capital and premium £ million	Other reserves £ million	Retained profits £ million	Total £ million	Other equity instruments £ million	Non- controlling interests £ million	Total £ million
Balance at 1 January 2019	2,174	6,965	27,321	36,460	3,217	73	39,750
Comprehensive income
Profit for the year	–	–	2,796	2,796	–	40	2,836
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(1,117)	(1,117)	–	–	(1,117)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	–	(159)	–	(159)	–	–	(159)
Equity shares	–	12	–	12	–	–	12
Gains and losses attributable to own credit risk, net of tax	–	–	(306)	(306)	–	–	(306)
Movements in cash flow hedging reserve, net of tax	–	446	–	446	–	–	446
Currency translation differences (tax: nil)	–	(2)	–	(2)	–	–	(2)
Total other comprehensive income	–	297	(1,423)	(1,126)	–	–	(1,126)
Total comprehensive income	–	297	1,373	1,670	–	40	1,710
Transactions with owners
Dividends (note 38)	–	–	(4,100)	(4,100)	–	(38)	(4,138)
Distributions on other equity instruments	–	–	(281)	(281)	–	–	(281)
Issue of other equity instruments (note 37)	–	–	–	–	1,648	–	1,648
Capital contribution received	–	–	229	229	–	–	229
Return of capital contributions	–	–	(5)	(5)	–	–	(5)
Changes in non-controlling interests	–	–	–	–	–	(14)	(14)
Total transactions with owners	–	–	(4,157)	(4,157)	1,648	(52)	(2,561)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	(12)	12	–	–	–	–
Balance at 31 December 2019	2,174	7,250	24,549	33,973	4,865	61	38,899

Further details of movements in the Group’s share capital and reserves are provided in notes 33, 34, 35, 36 and 37.

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CHANGES IN EQUITY

for the years ended 31 December 2019, 31 December 2018 and 31 December 2017

	Attributable to equity shareholders
	Share capital					Non-
	and	Other	Retained		Other equity	controlling
The Group	premium	reserves	profits	Total	instruments	interests	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Balance at 31 December 2017	2,174	7,706	37,718	47,598	3,217	379	51,194
Adjustment on adoption IFRS 9 and IFRS 15	–	(222)	(969)	(1,191)	–	–	(1,191)
Balance at 1 January 2018	2,174	7,484	36,749	46,407	3,217	379	50,003
Comprehensive income
Profit for the year[1]	–	–	4,182	4,182	–	35	4,217
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	120	120	–	–	120
Share of other comprehensive income of associates and joint ventures	–	–	8	8	–	–	8
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	–	(184)	–	(184)	–	–	(184)
Equity shares	–	(76)	–	(76)	–	–	(76)
Gains and losses attributable to own credit risk, net of tax	–	–	389	389	–	–	389
Movements in cash flow hedging reserve, net of tax	–	(463)	–	(463)	–	–	(463)
Currency translation differences (tax: nil)	–	93	–	93	–	–	93
Total other comprehensive income	–	(630)	517	(113)	–	–	(113)
Total comprehensive income	–	(630)	4,699	4,069	–	35	4,104
Transactions with owners
Dividends (note 38)	–	–	(11,022)	(11,022)	–	(36)	(11,058)
Distributions on other equity instruments[1]	–	–	(275)	(275)	–	–	(275)
Capital repayment to parent	–	–	(2,975)	(2,975)	–	–	(2,975)
Capital contribution received	–	–	265	265	–	–	265
Return of capital contributions	–	–	(9)	(9)	–	–	(9)
Changes in non-controlling interests	–	–	–	–	–	(305)	(305)
Total transactions with owners	–	–	(14,016)	(14,016)	–	(341)	(14,357)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	111	(111)	–	–	–	–
Balance at 31 December 2018	2,174	6,965	27,321	36,460	3,217	73	39,750

1	Restated, see note 1.

STATEMENTS OF CHANGES IN EQUITY

for the years ended 31 December 2019, 31 December 2018 and 31 December 2017

	Attributable to equity shareholders
	Share capital					Non-
	and	Other	Retained		Other equity	controlling
The Group	premium	reserves	profits	Total	instruments	interests	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Balance at 1 January 2017	1,574	8,484	36,231	46,289	3,217	745	50,251
Comprehensive income
Profit for the year[1]	–	–	4,213	4,213	–	90	4,303
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	482	482	–	–	482
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	(100)	–	(100)	–	–	(100)
Gains and losses attributable to own credit risk, net of tax	–	–	(40)	(40)	–	–	(40)
Movements in cash flow hedging reserve, net of tax	–	(651)	–	(651)	–	–	(651)
Currency translation differences (tax: nil)	–	(27)	–	(27)	–	–	(27)
Total other comprehensive income	–	(778)	442	(336)	–	–	(336)
Total comprehensive income	–	(778)	4,655	3,877	–	90	3,967
Transactions with owners
Dividends (note 38)	–	–	(2,650)	(2,650)	–	(69)	(2,719)
Distributions on other equity instruments[1]	–	–	(273)	(273)	–	–	(273)
Redemption of preference shares	600	–	(600)	–	–	–	–
Capital contribution received	–	–	432	432	–	–	432
Return of capital contributions	–	–	(77)	(77)	–	–	(77)
Changes in non-controlling interests	–	–	–	–	–	(387)	(387)
Total transactions with owners	600	–	(3,168)	(2,568)	–	(456)	(3,024)
Balance at 31 December 2017	2,174	7,706	37,718	47,598	3,217	379	51,194

1	Restated, see note 1.
F-10

STATEMENTS OF CHANGES IN EQUITY

for the years ended 31 December 2019, 31 December 2018 and 31 December 2017

	Attributable to equity shareholders
	Share capital
	and	Other	Retained		Other equity
The Bank	premium	reserves	profits	Total	instruments	Total
	£ million	£ million	£ million	£ million	£ million	£ million
Balance at 1 January 2019	2,174	1,543	45,051	48,768	3,217	51,985
Comprehensive income
Profit for the year	–	–	2,446	2,446	–	2,446
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(576)	(576)	–	(576)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	–	(178)	–	(178)	–	(178)
Equity shares	–	12	–	12	–	12
Gains and losses attributable to own credit risk, net of tax	–	–	(306)	(306)	–	(306)
Movements in cash flow hedging reserve, net of tax	–	339	–	339	–	339
Currency translation differences (tax: nil)	–	6	–	6	–	6
Total other comprehensive income	–	179	(882)	(703)	–	(703)
Total comprehensive income	–	179	1,564	1,743	–	1,743
Transactions with owners
Dividends (note 38)	–	–	(4,100)	(4,100)	–	(4,100)
Distributions on other equity instruments	–	–	(281)	(281)	–	(281)
Issue of other equity instruments (note 37)	–	–	–	–	1,648	1,648
Capital contribution received	–	–	229	229	–	229
Return of capital contributions	–	–	(5)	(5)	–	(5)
Total transactions with owners	–	–	(4,157)	(4,157)	1,648	(2,509)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	(12)	12	–	–	–
Balance at 31 December 2019	2,174	1,710	42,470	46,354	4,865	51,219

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CHANGES IN EQUITY

for the years ended 31 December 2019, 31 December 2018 and 31 December 2017

	Attributable to equity shareholders
	Share capital
	and	Other	Retained		Other equity
The Bank	premium	reserves	profits	Total	instruments	Total
	£ million	£ million	£ million	£ million	£ million	£ million
Balance at 1 January 2017	1,574	2,593	50,390	54,557	3,217	57,774
Comprehensive income
Profit for the year[1]	–	–	5,353	5,353	–	5,353
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	332	332	–	332
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	(56)	–	(56)	–	(56)
Gains and losses attributable to own credit risk, net of tax	–	–	(40)	(40)	–	(40)
Movements in cash flow hedging reserve, net of tax	–	(291)	–	(291)	–	(291)
Currency translation differences (tax: nil)	–	(5)	–	(5)	–	(5)
Total other comprehensive income	–	(352)	292	(60)	–	(60)
Total comprehensive income	–	(352)	5,645	5,293	–	5,293
Transactions with owners
Dividends (note 38)	–	–	(2,650)	(2,650)	–	(2,650)
Distributions on other equity instruments[1]	–	–	(273)	(273)	–	(273)
Redemption of preference shares (note 34)	600	–	(600)	–	–	–
Capital contributions received	–	–	432	432	–	432
Return of capital contributions	–	–	(77)	(77)	–	(77)
Total transactions with owners	600	–	(3,168)	(2,568)	–	(2,568)
Adjustment on vesting of businesses	–	–	278	278	–	278
Balance at 31 December 2017	2,174	2,241	53,145	57,560	3,217	60,777
Adjustment on adoption of IFRS 9 and IFRS 15	–	(170)	(302)	(472)	–	(472)
Balance at 1 January 2018	2,174	2,071	52,843	57,088	3,217	60,305
Comprehensive income
Profit for the year[1]	–	–	6,141	6,141	–	6,141
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(162)	(162)	–	(162)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	–	(202)	–	(202)	–	(202)
Equity shares	–	(102)	–	(102)	–	(102)
Gains and losses attributable to own credit risk, net of tax	–	–	389	389	–	389
Movements in cash flow hedging reserve, net of tax	–	(286)	–	(286)	–	(286)
Currency translation differences (tax: nil)	–	(82)	–	(82)	–	(82)
Total other comprehensive income	–	(672)	227	(445)	–	(445)
Total comprehensive income	–	(672)	6,368	5,696	–	5,696
Transactions with owners
Dividends (note 38)	–	–	(11,022)	(11,022)	–	(11,022)
Distributions on other equity instruments[1]	–	–	(275)	(275)	–	(275)
Capital repayment to parent	–	–	(2,975)	(2,975)	–	(2,975)
Capital contribution received	–	–	265	265	–	265
Return of capital contributions	–	–	(9)	(9)	–	(9)
Total transactions with owners	–	–	(14,016)	(14,016)	–	(14,016)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	144	(144)	–	–	–
Balance at 31 December 2018	2,174	1,543	45,051	48,768	3,217	51,985

1	Restated, see note 1.

The accompanying notes are an integral part of the financial statements.

CASH FLOW STATEMENTS

for the years ended 31 December 2019, 31 December 2018 and 31 December 2017

			The Group			The Bank
			2019	2018	2017	2019	2018	2017
	Note		£ million	£ million	£ million	£ million	£ million	£ million
Profit before tax[1]			4,123	5,660	5,978	3,091	6,898	5,808
Adjustments for:
Change in operating assets	48	(a)	12,904	34,184	(15,733)	(31,543)	46,534	(11,165)
Change in operating liabilities	48	(b)	(5,630)	(61,433)	(13,379)	39,301	(76,719)	3,463
Non-cash and other items	48	(c)	1,469	(743)	12,297	(950)	(3,610)	(1,973)
Tax (paid) received			(1,232)	(1,616)	(682)	(596)	(393)	437
Net cash provided by (used in) operating activities			11,634	(23,948)	(11,519)	9,303	(27,290)	(3,430)
Cash flows from investing activities
Purchase of financial assets			(9,108)	(12,309)	(7,857)	(7,748)	(11,699)	(7,550)
Proceeds from sale and maturity of financial assets			8,847	26,863	18,667	8,664	25,927	16,480
Purchase of fixed assets			(3,552)	(3,450)	(3,655)	(1,638)	(1,486)	(1,155)
Proceeds from sale of fixed assets			1,258	1,262	1,444	91	113	85
Additional capital injections to subsidiaries			–	–	–	(1,766)	(13)	(34)
Dividends received from subsidiaries			–	–	–	1,331	4,867	4,378
Distributions on other equity instruments received			–	–	–	103	101	101
Capital repayments and redemptions			–	–	–	212	210	–
Acquisition of businesses, net of cash acquired	48	(e)	–	(26)	(1,913)	–	(98)	(2,026)
Disposal of businesses, net of cash disposed	48	(f)	107	8,604	984	20	7,704	592
Net cash (used in) provided by investing activities			(2,448)	20,944	7,670	(731)	25,626	10,871
Cash flows from financing activities
Dividends paid to ordinary shareholders			(4,100)	(11,022)	(2,650)	(4,100)	(11,022)	(2,650)
Distributions on other equity instruments			(281)	(275)	(273)	(281)	(275)	(273)
Dividends paid to non-controlling interests			(38)	(36)	(69)	–	–	–
Return of capital contribution			(5)	(9)	(77)	(5)	(9)	(77)
Interest paid on subordinated liabilities			(906)	(1,022)	(1,157)	(674)	(659)	(668)
Proceeds from issue of subordinated liabilities			780	201	–	780	–	–
Proceeds from issue of other equity instruments			1,648	–	–	1,648	–	–
Return of capital to parent company			–	(2,975)	–	–	(2,975)	–
Repayment of subordinated liabilities			(762)	(2,256)	(1,608)	(184)	–	(675)
Borrowings from parent company			916	9,860	8,476	916	9,860	8,476
Repayments to parent company			(7,357)	(10,354)	(475)	(7,357)	(10,354)	(475)
Interest paid on borrowing from parent company			(187)	(370)	(244)	(187)	(370)	(244)
Net cash (used in) provided by financing activities			(10,292)	(18,258)	1,923	(9,444)	(15,804)	3,414
Effect of exchange rate changes on cash and cash equivalents			(3)	3	–	–	2	(1)
Change in cash and cash equivalents			(1,109)	(21,259)	(1,926)	(872)	(17,466)	10,854
Cash and cash equivalents at beginning of year			39,723	60,982	62,908	38,654	56,120	45,266
Cash and cash equivalents at end of year	48	(d)	38,614	39,723	60,982	37,782	38,654	56,120
Adjustment on adoption of IFRS 9					(2,274)
Cash and cash equivalents at 1 January 2018					58,708

1	Group profit before tax in 2018 comprised £4,280 million in respect of continuing operations and £1,380 million in respect of discontinued operations (2017: £5,035 million in respect of continuing operations and £943 million in respect of discontinued operations).

The accompanying notes are an integral part of the financial statements.

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

1   BASIS OF PREPARATION

The financial statements of Lloyds Bank plc have been prepared in accordance with International Financial Reporting Standards (IFRS). IFRS comprises accounting standards prefixed IFRS issued by the International Accounting Standards Board (IASB) and those prefixed IAS issued by the IASB’s predecessor body as well as interpretations issued by the IFRS Interpretations Committee (IFRS IC) and its predecessor body. On adoption of IFRS 9 in 2018 the Group (Lloyds Bank plc and its subsidiary undertakings) elected to continue applying hedge accounting under IAS 39.

The financial information has been prepared under the historical cost convention, as modified by the revaluation of investment properties, financial assets measured at fair value through other comprehensive income, trading securities and certain other financial assets and liabilities at fair value through profit or loss and all derivative contracts.

The going concern of the Bank and the Group is dependent on successfully funding their respective balance sheets and maintaining adequate levels of capital. In order to satisfy themselves that the Bank and the Group have adequate resources to continue to operate for the foreseeable future, the directors have considered a number of key dependencies which are set out in the Principal risks and uncertainties section and under Funding and liquidity on page 68 and additionally have considered projections for the Group’s capital and funding position. Taking all of these factors into account, the directors consider that it is appropriate to continue to adopt the going concern basis in preparing the financial statements.

The Group adopted IFRS 16 Leases from 1 January 2019. IFRS 16 replaces IAS 17 Leases and addresses the classification and measurement of all leases. The Group’s accounting as a lessor under IFRS 16 is substantially unchanged from its approach under IAS 17; however for lessee accounting there is no longer a distinction between the accounting for finance and operating leases. For all assets the lessee recognises a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use. Assets and liabilities arising from a lease are initially measured on a present value basis. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the lessee’s incremental borrowing rate. Lease payments are allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. Payments associated with leases with a lease term of 12 months or less and leases of low-value assets are recognised as an expense in profit or loss on a straight-line basis. The Group elected to apply the standard retrospectively with the cumulative effect of initial application being recognised at 1 January 2019, comparatives have therefore not been restated. There was no impact on shareholders’ equity. Further details of the impact of adoption of IFRS 16 are provided in note 49.

The Group has also implemented the amendments to IAS 12 Income Taxes with effect from 1 January 2019 and as a result tax relief on distributions on other equity instruments, previously taken directly to retained profits, is now reported within tax expense in the income statement. Comparatives have been restated. Adoption of these amendments to IAS 12 has resulted in a reduction in tax expense and an increase in Group and Bank profit for the year in 2019 of £76 million (2018: £74 million; 2017: £74 million). There is no impact on shareholders’ equity.

The Group has early adopted the hedge accounting amendments Interest Rate Benchmark Reform, issued by the IASB as a response to issues arising from the planned replacement of interest rate benchmarks in a number of jurisdictions. The amendments confirm that entities applying hedge accounting can continue to assume that the interest rate benchmark on which the hedged cash flows and cash flows of the hedging instrument are based is not altered as a result of the uncertainties of the interest rate benchmark reform. Comparatives have not been restated. Further details are provided in note 46.

Certain of the Bank’s balances due to and from fellow Lloyds Banking Group undertakings previously reported net are presented on a gross basis as at 31 December 2019. The Bank does not intend to settle these balances on a net basis going forward.

Details of those IFRS pronouncements which will be relevant to the Group but which were not effective at 31 December 2019 and which have not been applied in preparing these financial statements are given in note 51.

The Group adopted IFRS 9 and IFRS 15 with effect from 1 January 2018.

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

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

The acquisition method of accounting is used to account for business combinations by the Group. The consideration for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition related costs are expensed as incurred except those relating to the issuance of debt instruments (see 2e(5)) or share capital (see 2o). Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair value at the acquisition date.

(2) JOINT VENTURES AND ASSOCIATES

Joint ventures are joint arrangements over which the Group has joint control with other parties and has rights to the net assets of the arrangements. Joint control is the contractually agreed sharing of control of an arrangement and only exists when decisions about the relevant activities require the unanimous consent of the parties sharing control. Associates are entities over which the Group has significant influence, but not control or joint control, over the financial and operating policies. Significant influence is the power to participate in the financial and operating policy decisions of the entity but is not control or joint control of those policies and is generally achieved through holding between 20 per cent and 50 per cent of the voting share capital of the entity.

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

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

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

Revenue recognition policies specific to trading income are set out in (e)(3) below; those relating to leases are set out in (j)(1) below.

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

(1) FINANCIAL INSTRUMENTS MEASURED AT AMORTISED COST

Financial assets that are held to collect contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. A basic lending arrangement results in contractual cash flows that are solely payments of principal and interest on the principal amount outstanding. Where the contractual cash flows introduce exposure to risks or volatility unrelated to a basic lending arrangement such as changes in equity prices or commodity prices, the payments do not comprise solely principal and interest. Financial assets measured at amortised cost are predominantly loans and advances to customers and banks together with certain debt securities used by the Group to manage its liquidity. Loans and advances are initially recognised when cash is advanced to the borrower at fair value inclusive of transaction costs. Interest income is accounted for using the effective interest method (see (d) above).

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

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

2   ACCOUNTING POLICIES (continued)

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

F Derivative financial instruments and hedge accounting

As permitted by IFRS 9, the Group continues to apply the requirements of IAS 39 to its hedging relationships. All derivatives are recognised at their fair value. Derivatives are carried on the balance sheet as assets when their fair value is positive and as liabilities when their fair value is negative. Refer to note 43(3) (Financial instruments: Financial assets and liabilities carried at fair value) for details of valuation techniques and significant inputs to valuation models.

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

Derivatives embedded in a financial asset are not considered separately; the financial asset is considered in its entirety when determining whether its cash flows are solely payments of principal and interest. Derivatives embedded in financial liabilities are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not carried at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognised in the income statement.

Hedge accounting allows one financial instrument, generally a derivative such as a swap, to be designated as a hedge of another financial instrument such as a loan or deposit or a portfolio of such instruments. At the inception of the hedge relationship, formal documentation is drawn up specifying the hedging strategy, the hedged item, the hedging instrument and the methodology that will be used to measure the effectiveness of the hedge relationship in offsetting changes in the fair value or cash flow of the hedged risk. The effectiveness of the hedging relationship is tested both at inception and throughout its life and if at any point it is concluded that it is no longer highly effective in achieving its documented objective, hedge accounting is discontinued. Note 15 provides details of the types of derivatives held by the Group and presents separately those designated in hedge relationships. In respect of interest rate benchmark reform, the Group assumes that the interest rate benchmark on which the hedged cash flows and/or the hedged risk are based, or the interest rate benchmark on which the cash flows of the hedging instrument are based, are not altered as a result of interest rate benchmark reform. The Group does not discontinue a hedging relationship during the period of uncertainty arising from the interest rate benchmark reform solely because the actual results of the hedge are not highly effective.

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

2   ACCOUNTING POLICIES (continued)

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

(2)   CASH FLOW HEDGES

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in other comprehensive income in the cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. Amounts accumulated in equity are reclassified to the income statement in the periods in which the hedged item affects profit or loss. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised in the income statement when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

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

An assessment of whether credit risk has increased significantly since initial recognition considers the change in the risk of default occurring over the remaining expected life of the financial instrument. The assessment is unbiased, probability-weighted and uses forward-looking information consistent with that used in the measurement of expected credit losses. In determining whether there has been a significant increase in credit risk, the Group uses quantitative tests based on relative and absolute probability of default (PD) movements linked to internal credit ratings together with qualitative indicators such as watchlists and other indicators of historical delinquency, credit weakness or financial difficulty. However, unless identified at an earlier stage, the credit risk of financial assets is deemed to have increased significantly when more than 30 days past due. Where the credit risk subsequently improves such that it no longer represents a significant increase in credit risk since initial recognition, the asset is transferred back to Stage 1.

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

Purchased or originated credit-impaired financial assets (POCI) include financial assets that are purchased or originated at a deep discount that reflects incurred credit losses. At initial recognition, POCI assets do not carry an impairment allowance; instead, lifetime expected credit losses are incorporated into the calculation of the effective interest rate. All changes in lifetime expected credit losses subsequent to the assets’ initial recognition are recognised as an impairment charge.

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

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

2   ACCOUNTING POLICIES (continued)

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

Investment property comprises freehold and long leasehold land and buildings that are held either to earn rental income or for capital accretion or both. In accordance with the guidance published by the Royal Institution of Chartered Surveyors, investment property is carried at fair value based on current prices for similar properties, adjusted for the specific characteristics of the property (such as location or condition). If this information is not available, the Group uses alternative valuation methods such as discounted cash flow projections or recent prices in less active markets. These valuations are reviewed at least annually by independent professionally qualified valuers. Investment property being redeveloped for continuing use as investment property, or for which the market has become less active, continues to be valued at fair value.

J Leases

Under IFRS 16, a lessor is required to determine whether a lease is a finance or operating lease. A lessee is not required to make this determination.

(1) AS LESSOR

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

Operating lease assets are included within property, plant and equipment at cost and depreciated over their estimated useful lives, which equates to the lives of the leases, after taking into account anticipated residual values. Operating lease rental income is recognised on a straight-line basis over the life of the lease.

The Group evaluates non-lease arrangements such as outsourcing and similar contracts to determine if they contain a lease which is then accounted for separately.

(2) AS LESSEE

Leases are recognised as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. Assets and liabilities arising from a lease are initially measured on a present value basis. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Group’s incremental borrowing rate appropriate for the right-of-use asset arising from the lease.

Lease payments are allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Payments associated with short-term leases and leases of low-value assets are recognised on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of twelve months or less. Low-value assets comprise IT equipment and small items of office furniture.

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

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

2   ACCOUNTING POLICIES (continued)

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

L Taxation

Tax expense comprises current and deferred tax. Current and deferred tax are charged or credited in the income statement except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different period, outside the income statement (either in other comprehensive income, directly in equity, or through a business combination), in which case the tax appears in the same statement as the transaction that gave rise to it. The tax consequences of the Group’s dividend payments (including distributions on other equity instruments), if any, are charged or credited to the statement in which the profit distributed originally arose.

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

M Foreign currency translation

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the ‘functional currency’). Foreign currency transactions are translated into the appropriate functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when recognised in other comprehensive income as qualifying cash flow or net investment hedges. Non-monetary assets that are measured at fair value are translated using the exchange rate at the date that the fair value was determined. Translation differences on equities and similar non-monetary items held at fair value through profit and loss are recognised in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets measured at fair value through other comprehensive income, such as equity shares, are included in the fair value reserve in equity unless the asset is a hedged item in a fair value hedge.

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

N Provisions and contingent liabilities

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

O Share capital

Incremental costs directly attributable to the issue of new shares or options or to the acquisition of a business are shown in equity as a deduction, net of tax, from the proceeds. Dividends paid on the Group’s ordinary shares are recognised as a reduction in equity in the period in which they are paid.

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

2   ACCOUNTING POLICIES (continued)

P Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise cash and non-mandatory balances with central banks and amounts due from banks with a maturity of less than three months.

Q Investment in subsidiaries

Investments in subsidiaries are carried at historical cost, less any provisions for impairment.

R Discontinued operations

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

Allowance for expected credit losses

The Group recognises an allowance for expected credit losses for loans and advances to customers and banks, other financial assets held at amortised cost, financial assets measured at fair value through other comprehensive income and certain loan commitment and financial guarantee contracts. At 31 December 2019 the Group’s expected credit loss allowance was £3,380 million (31 December 2018: £3,213 million), of which £3,207 million (31 December 2018: £3,023 million) was in respect of drawn balances; and the Bank’s expected credit loss allowance was £1,336 million (31 December 2018: £1,656 million), of which £1,246 million (31 December 2018: £1,580 million) was in respect of drawn balances.

The calculation of the Group’s expected credit loss (ECL) allowances and provisions against loan commitments and guarantees under IFRS 9 requires the Group to make a number of judgements, assumptions and estimates. The most significant are set out below.

DEFINITION OF DEFAULT

The probability of default (PD) of an exposure, both over a 12 month period and over its lifetime, is a key input to the measurement of the ECL allowance. Default has occurred when there is evidence that the customer is experiencing significant financial difficulty which is likely to affect the ability to repay amounts due. The definition of default adopted by the Group is described in note 2(h) Impairment of financial assets. The Group has rebutted the presumption in IFRS 9 that default occurs no later than when a payment is 90 days past due for UK mortgages. As a result, at 31 December 2019, approximately £0.6 billion of UK mortgages (31 December 2018: £0.6 billion) were classified as Stage 2 rather than Stage 3; the impact the Group’s ECL allowance was not material.

LIFETIME OF AN EXPOSURE

The PD of a financial asset is dependent on its expected life. A range of approaches, segmented by product type, has been adopted by the Group to estimate a product’s expected life. These include using the full contractual life and taking into account behavioural factors such as early repayments and refinancing. For non-revolving retail assets, the Group has assumed the expected life for each product to be the time taken for all significant losses to be observed. For retail revolving products, the Group has considered the losses beyond the contractual term over which the Group is exposed to credit risk. For commercial overdraft facilities, the average behavioural life has been used. Changes to the assumed expected lives of the Group’s assets could impact the ECL allowance recognised by the Group.

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

The Group uses a quantitative test together with qualitative indicators to determine whether there has been a SICR for an asset. For retail, a deterioration in the Retail Master Scale of four grades for credit cards, personal loans or overdrafts, three grades for personal mortgages, or two grades for UK motor finance accounts is treated as a SICR. For Commercial a doubling of PD with a minimum increase in PD of 1 per cent and a resulting change in the underlying grade is treated as a SICR. All financial assets are assumed to have suffered a SICR if they are more than 30 days past due.

The setting of precise trigger points combined with risk indicators requires judgement. The use of different trigger points may have a material impact upon the size of the ECL allowance. The Group monitors the effectiveness of SICR criteria on an ongoing basis.

POST-MODEL ADJUSTMENTS

Limitations in the Group’s impairment models or input data may be identified through the on-going assessment and validation of the output of the models. In these circumstances, management make appropriate adjustments to the Group’s allowance for impairment losses to ensure the overall provision adequately reflects all material risks. These adjustments are generally determined taking into account the particular attributes of the exposure which have not been adequately captured by the primary impairment models.

At 31 December 2019, significant post-model adjustments included within the allowance for expected credit losses amounted to £161 million (2018: £195 million), less than 5 percent of overall provisions. This comprises increases for the additional end of term risk on interest only mortgages of £132 million (2018: £114 million); mortgage accounts in long term default of £33 million (2018: £47 million); the extension of modelled lifetime on Retail revolving products of £36 million (2018: £34 million); and a decrease from the temporary effects of bureau data changes which artificially inflate PDs, and the resulting ECL, of £40 million; (2018: Nil) .

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

3   CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES (continued)

FORWARD LOOKING INFORMATION

The measurement of expected credit losses is required to reflect an unbiased probability-weighted range of possible future outcomes. In order to do this, the Group has developed an economic model to project a wide range of key impairment drivers using information derived mainly from external sources. These drivers include factors such as the unemployment rate, the house price index, commercial property prices and corporate credit spreads. The model generated economic scenarios for the six years beyond 2019 are mapped to industry-wide historical loss data by portfolio. Combined losses across portfolios are used to rank the scenarios by severity of loss. Alongside a defined central scenario three further scenarios are generated by averaging a group of individual scenarios around specified points along the loss distribution to reflect the range of outcomes. The central scenario reflects the Group’s base case assumptions used for medium-term planning purposes, an upside and a downside scenario are also produced together with a severe downside scenario.

Rare occurrences of adverse economic events can lead to relatively large credit losses which means that typically the most likely outcome is less than the probability-weighted outcome of the range of possible future events. To allow for this a relatively unlikely severe downside scenario is therefore included. At 31 December 2018 and 2019, the base case, upside and downside scenarios each carry a 30 per cent weighting; the severe downside scenario is weighted at 10 per cent. The choice of alternative scenarios and scenario weights is a combination of quantitative analysis and judgemental assessment to ensure that the full range of possible outcomes and material non-linearity of losses are captured. A committee under the chairmanship of the Chief Economist meets quarterly, to review and, if appropriate, recommend changes to the economic scenarios to the Chief Financial Officer and Chief Risk Officer. Findings dealing with all aspects of the expected credit loss calculation are presented to the Group Audit Committee.

For each major product grouping models have been developed which utilise historical credit loss data to produce PDs for each scenario; an overall weighted average PD is used to assist in determining the staging of financial assets and related ECL.

The key UK economic assumptions made by the Group averaged over a five-year period are shown below:

	At 31 December 2019				At 31 December 2018
				Severe				Severe
	Base case	Upside	Downside	downside	Base case	Upside	Downside	downside
Economic assumptions	%	%	%	%	%	%	%	%
Interest rate	1.25	2.04	0.49	0.11	1.25	2.34	1.30	0.71
Unemployment rate	4.3	3.9	5.8	7.2	4.5	3.9	5.3	6.9
House price growth	1.3	5.0	(2.6)	(7.1)	2.5	6.1	(4.8)	(7.5)
Commercial real estate price growth	(0.2)	1.8	(3.8)	(7.1)	0.4	5.3	(4.7)	(6.4)

The Group’s base-case economic scenario has changed little over the year and reflects a broadly stable outlook for the economy. Although there remains considerable uncertainty about the economic consequences of the UK’s exit from the European Union, the Group considers that at this stage the range of possible economic outcomes is adequately reflected in its choice and weighting of scenarios. The averages shown above do not fully reflect the peak to trough changes in the stated assumptions over the period. The tables below illustrate the variability of the assumptions from the start of the scenario period to the peak and trough.

	At 31 December 2019				At 31 December 2018
				Severe				Severe
	Base case	Upside	Downside	downside	Base case	Upside	Downside	downside
Economic assumptions – start to peak	%	%	%	%	%	%	%	%
Interest rate	1.75	2.56	0.75	0.75	1.75	4.00	1.75	1.25
Unemployment rate	4.6	4.6	6.9	8.3	4.8	4.3	6.3	8.6
House price growth	6.0	26.3	(1.9)	(2.3)	13.7	34.9	0.6	(1.6)
Commercial real estate price growth	0.1	10.4	(0.6)	(1.1)	0.1	26.9	(0.5)	(0.5)

	At 31 December 2019				At 31 December 2018
				Severe				Severe
	Base case	Upside	Downside	downside	Base case	Upside	Downside	downside
Economic assumptions – start to trough	%	%	%	%	%	%	%	%
Interest rate	0.75	0.75	0.35	0.01	0.75	0.75	0.75	0.25
Unemployment rate	3.8	3.4	3.9	3.9	4.1	3.5	4.3	4.2
House price growth	(1.9)	(0.8)	(14.8)	(33.1)	0.4	2.3	(26.5)	(33.5)
Commercial real estate price growth	(0.9)	0.3	(17.5)	(30.9)	(0.1)	0.0	(23.8)	(33.8)

The table below shows the extent to which a higher ECL allowance has been recognised to take account of forward looking information from the weighted multiple economic scenarios. The most significant difference between these bases arises on UK mortgages as the probability weighted ECL includes the impact of house price movements on the loss given default. For other portfolios adjustment is made only for the probability of default. All non-modelled provisions, including post model adjustments, are based on the probability weighted modelled ECL across all scenarios.

	At 31 December 2019			At 31 December 2018
		Probability			Probability
	Base case	weighted	Difference	Base case	weighted	Difference
Impact of multiple economic scenarios	£m	£m	£m	£m	£m	£m
	3,189	3,380	191	2,951	3,213	262

The table below shows the Group’s ECL for the upside and downside scenarios using a 100 per cent weighting, with stage allocation based on each specific scenario.

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

3   CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES (continued)

	At 31 December 2019		At 31 December 2018
	Upside	Downside	Upside	Downside
	£m	£m	£m	£m
ECL allowance	2,926	3,602	2,626	3,424

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

	At 31 December 2019		At 31 December 2018
	10pp increase	10pp decrease	10pp increase	10pp decrease
	in HPI	in HPI	in HPI	in HPI
ECL impact, £m	(110)	147	(114)	154

The table below shows the impact on the Group’s ECL resulting from a decrease/increase for a 1 percentage point (pp) increase/decrease in the UK unemployment rate.

	At 31 December 2019		At 31 December 2018
	1pp increase in	1pp decrease in	1pp increase in	1pp decrease in
	unemployment	unemployment	unemployment	unemployment
ECL impact, £m	141	(143)	172	(155)

Defined benefit pension scheme obligations

The net asset recognised in the balance sheet at 31 December 2019 in respect of the Group’s defined benefit pension scheme obligations was £550 million (comprising an asset of £681 million and a liability of £131 million) (2018: a net asset of £1,146 million comprising an asset of £1,267 million and a liability of £121 million); and for the Bank was £347 million (comprising an asset of £386 million and a liability of £39 million) (2018: a net asset of £667 million comprising an asset of £704 million and liability of £37 million). The Group’s accounting policy for its defined benefit pension scheme obligations is set out in note 2(k).

The accounting valuation of the Group’s defined benefit pension schemes’ liabilities requires management to make a number of assumptions. The key areas of estimation uncertainty are the discount rate applied to future cash flows and the expected lifetime of the schemes’ members. The discount rate is required to be set with reference to market yields at the end of the reporting period on high quality corporate bonds in the currency and with a term consistent with the defined benefit pension schemes’ obligations. The average duration of the schemes’ obligations is approximately 18 years. The market for bonds with a similar duration is illiquid and, as a result, significant management judgement is required to determine an appropriate yield curve on which to base the discount rate. The cost of the benefits payable by the schemes will also depend upon the life expectancy of the members. The Group considers latest market practice and actual experience in determining the appropriate assumptions for both current mortality expectations and the rate of future mortality improvement. It is uncertain whether this rate of improvement will be sustained going forward and, as a result, actual experience may differ from current expectations. The effect on the net accounting surplus or deficit and on the pension charge in the Group’s income statement of changes to the principal actuarial assumptions is set out in part (v) of note 29.

Recoverability of deferred tax assets

At 31 December 2019 the Group carried deferred tax assets on its balance sheet of £3,366 million (2018: £3,222 million) and the Bank carried deferred tax assets of £2,029 million (2018: £1,984 million) principally relating to tax losses carried forward. Further information on the Group’s deferred tax assets and uncertain tax positions is provided in notes 30 and 41 respectively.

Estimation of income taxes includes the assessment of recoverability of deferred tax assets. Deferred tax assets are only recognised to the extent they are considered more likely than not to be recoverable based on existing tax laws and forecasts of future taxable profits against which the underlying tax deductions can be utilised. The Group has recognised a deferred tax asset of £3,600 million (2018: £3,783 million), and the Bank £2,198 million (2018: £2,284 million), in respect of UK trading losses carried forward. Substantially all of these losses have arisen in Bank of Scotland plc and Lloyds Bank plc, and they will be utilised as taxable profits arise in those legal entities in future periods.

The Group’s expectations as to the level of future taxable profits take into account the Group’s long-term financial and strategic plans, and anticipated future tax-adjusting items. In making this assessment, account is taken of business plans, the Board-approved operating plan and the expected future economic outlook as set out in the strategic report, as well as the risks associated with future regulatory change. Under current law there is no expiry date for UK trading losses not yet utilised, although (since Finance Act 2016) banking losses that arose before 1 April 2015 can only be used against 25 per cent of taxable profits arising after 1 April 2016, and they cannot be used to reduce the surcharge on banking profits. This restriction in utilisation means that the value of the deferred tax asset is only expected to be fully recovered by 2039. It is possible that future tax law changes could materially affect the value of these losses ultimately realised by the Group.

As disclosed in note 30, deferred tax assets totalling £237 million (2018: £255 million) for the Group and £96 million (2018: £112 million) for the Bank have not been recognised in respect of certain capital and trading losses carried forward, unrelieved foreign tax credits and other tax deductions, as there are currently no expected future taxable profits against which these assets can be utilised.

Regulatory provisions

At 31 December 2019, the Group carried provisions of £2,269 million (2018: £2,908 million) and the Bank £783 million (2018: £1,172 million) against the cost of making redress payments to customers and the related administration costs in connection with historical regulatory breaches.

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

3   CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES (continued)

Determining the amount of the provisions, which represent management’s best estimate of the cost of settling these issues, requires the exercise of significant judgement and estimate. It will often be necessary to form a view on matters which are inherently uncertain, such as the scope of reviews required by regulators, and to estimate the number of future complaints, the extent to which they will be upheld, the average cost of redress and the impact of legal decisions that may be relevant to claims received. Consequently the continued appropriateness of the underlying assumptions is reviewed on a regular basis against actual experience and other relevant evidence and adjustments made to the provisions where appropriate.

More detail on the nature of the assumptions that have been made and key sensitivities is set out in note 31.

Fair value of financial instruments

At 31 December 2019, the carrying value of the Group’s financial instrument assets held at fair value was £35,395 million (2018: £58,917 million), and its financial instrument liabilities held at fair value was £17,533 million (2018: £28,641 million). The carrying value of the Bank’s financial instrument assets held at fair value was £36,501 million (2018: £59,482 million) and financial liabilities was £21,908 million (2018: £32,265 million).

In accordance with IFRS 13 Fair Value Measurement, the Group categorises financial instruments carried on the balance sheet at fair value using a three level hierarchy. Financial instruments categorised as level 1 are valued using quoted market prices and therefore minimal estimates are made in determining fair value. The fair value of financial instruments categorised as level 2 and, in particular, level 3 is determined using valuation techniques including discounted cash flow analysis and valuation models.

The valuation techniques for level 2 and level 3 financial instruments involve management judgement and estimates the extent of which depends on the complexity of the instrument and the availability of market observable information. In addition, in line with market practice, the Group applies credit, debit and funding valuation adjustments in determining the fair value of its uncollateralised derivative positions. A description of these adjustments is set out in note 43. Further details of the Group’s level 3 financial instruments and the sensitivity of their valuation including the effect of applying reasonably possible alternative assumptions in determining their fair value are also set out in note 43.

4 SEGMENTAL ANALYSIS

The Group provides a wide range of banking and financial services in the UK and in certain locations overseas. The Group Executive Committee (GEC) of the Lloyds Banking Group has been determined to be the chief operating decision maker for the Group. Following the transfer of HBOS to the Group on 1 January 2010, all of the trading activities of the Lloyds Banking Group are carried out within the Group and, as a result, the chief operating decision maker reviewed the Group’s performance by considering that of the Lloyds Banking Group. However, following the sale of the Group’s insurance business and certain other businesses as a result of the ring-fencing legislation this is no longer the case. Accordingly, the chief operating decision maker now reviews the results of the Group’s businesses separately.

The Group’s activities are organised into two financial reporting segments: Retail and Commercial Banking.

During 2019, the Group transferred Cardnet, its card payment acceptance service, from Retail into Commercial Banking and also transferred certain equity business from Commercial Banking into Other; comparative figures have been restated accordingly.

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

Inter-segment services are generally recharged at cost, although some attract a margin. Inter-segment lending and deposits are generally entered into at market rates, except that non-interest bearing balances are priced at a rate that reflects the external yield that could be earned on such funds.

For the majority of those derivative contracts entered into by business units for risk management purposes, the business unit recognises the net interest income or expense on an accrual accounting basis and transfers the remainder of the movement in the fair value of the derivative to the central function where the resulting accounting volatility is managed where possible through the establishment of hedge accounting relationships. Any change in fair value of the hedged instrument attributable to the hedged risk is also recorded within the central function. This allocation of the fair value of the derivative and change in fair value of the hedged instrument attributable to the hedged risk avoids accounting asymmetry in segmental results and leads to accounting volatility, which is managed centrally and reported within Other.

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

4   SEGMENTAL ANALYSIS (continued)

	Retail £m	Commercial Banking £m	Other £m	Group £m
Year ended 31 December 2019
Net interest income	8,753	2,692	775	12,220
Other income	2,020	875	1,493	4,388
Total income	10,773	3,567	2,268	16,608
Costs	(7,905)	(1,825)	(1,393)	(11,123)
Trading surplus	2,868	1,742	875	5,485
Impairment (charge) credit	(1,038)	(313)	(11)	(1,362)
Profit before tax	1,830	1,429	864	4,123
External income	13,038	1,655	1,915	16,608
Inter-segment income	(2,265)	1,912	353	–
Segment income	10,773	3,567	2,268	16,608
Segment external assets	350,521	89,895	140,952	581,368
Segment external liabilities	259,946	126,313	156,210	542,469
Analysis of segment other income:
Current accounts	518	133	5	656
Credit and debit card fees	634	327	–	961
Commercial banking fees	–	166	–	166
Private banking and asset management	–	–	38	38
Factoring	–	103	–	103
Other fees and commissions	63	224	152	439
Fees and commissions receivable	1,215	953	195	2,363
Fees and commissions payable	(571)	(299)	(157)	(1,027)
Net fee and commission income	644	654	38	1,336
Operating lease income	1,225	22	–	1,247
Gains and losses on disposal of financial assets at fair value through other comprehensive income	–	(5)	201	196
Other income	151	204	1,254	1,609
Segment other income	2,020	875	1,493	4,388
Other segment items reflected in income statement above:
Depreciation and amortisation	1,712	315	575	2,602
Defined benefit scheme charges	108	43	94	245
Other segment items:
Additions to fixed assets	2,208	247	1,097	3,552
Investments in joint ventures and associates at end of year	3	–	–	3
F-25

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

4   SEGMENTAL ANALYSIS (continued)

	Retail £m	Commercial Banking £m	Other £m	Continuing operations £m
Year ended 31 December 2018[1]
Net interest income	9,008	2,921	825	12,754
Other income	1,917	1,452	851	4,220
Total income	10,925	4,373	1,676	16,974
Costs	(7,702)	(2,167)	(1,899)	(11,768)
Trading surplus	3,223	2,206	(223)	5,206
Impairment (charge) credit	(861)	(80)	15	(926)
Profit before tax	2,362	2,126	(208)	4,280
External income	12,893	4,157	(76)	16,974
Inter-segment income	(1,968)	216	1,752	–
Segment income	10,925	4,373	1,676	16,974
Segment external assets	349,380	115,819	128,325	593,524
Segment external liabilities	260,419	138,210	155,145	553,774
Analysis of segment other income:
Current accounts	503	139	5	647
Credit and debit card fees	646	328	–	974
Commercial banking fees	–	271	–	271
Private banking and asset management	–	2	92	94
Factoring	–	83	–	83
Other fees and commissions	52	253	123	428
Fees and commissions receivable	1,201	1,076	220	2,497
Fees and commissions payable	(757)	(310)	(161)	(1,228)
Net fee and commission income	444	766	59	1,269
Operating lease income	1,305	36	–	1,341
Gains and losses on disposal of financial assets at fair value through other comprehensive income	–	–	268	268
Other income	168	650	524	1,342
Segment other income	1,917	1,452	851	4,220
Other segment items reflected in income statement above:
Depreciation and amortisation	1,573	278	498	2,349
Defined benefit scheme charges	121	48	231	400
Other segment items:
Additions to fixed assets	2,092	208	1,078	3,378
Investments in joint ventures and associates at end of year	4	–	1	5

1	Restated, see page F-24.
F-26

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

4   SEGMENTAL ANALYSIS (continued)

	Retail £m	Commercial Banking £m	Other £m	Continuing operations £m
Year ended 31 December 2017[1]
Net interest income	8,680	3,062	622	12,364
Other income	2,165	2,031	792	4,988
Total income	10,845	5,093	1,414	17,352
Costs	(8,128)	(2,530)	(972)	(11,630)
Trading surplus	2,717	2,563	442	5,722
Impairment (charge) credit	(625)	(95)	33	(687)
Profit (loss) before tax	2,092	2,468	475	5,035
External income	12,783	3,425	1,144	17,352
Inter-segment income	(1,938)	1,668	270	–
Segment income	10,845	5,093	1,414	17,352
Segment external assets	350,154	177,832	140,817	668,803
Segment external liabilities	258,469	224,939	141,910	625,318
Analysis of segment other income:
Current accounts	572	135	5	712
Credit and debit card fees	637	312	–	949
Commercial banking fees	–	321	–	321
Private banking and asset management	–	5	93	98
Factoring	–	91	–	91
Other fees and commissions	95	273	247	615
Fees and commissions receivable	1,304	1,137	345	2,786
Fees and commissions payable	(636)	(287)	(101)	(1,024)
Net fee and commission income	668	850	244	1,762
Operating lease income	1,281	63	–	1,344
Rental income from investment properties	–	1	–	1
Gains and losses on disposal of available-for-sale financial assets	–	5	459	464
Other income	216	1,112	89	1,417
Segment other income	2,165	2,031	792	4,988
Other segment items reflected in income statement above:
Depreciation and amortisation	1,547	322	423	2,292
Defined benefit scheme charges	149	52	140	341
Other segment items:
Additions to fixed assets	2,431	130	862	3,423
Investments in joint ventures and associates at end of year	9	–	–	9

1	Restated, see page F-24.

Following the reduction in the Group’s non-UK activities, an analysis between UK and non-UK activities is no longer provided.

The Group’s discontinued operations were previously in its Insurance segment (see note 13).

F-27

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

5   NET INTEREST INCOME

	Weighted average effective interest rate
	2019%	2018%	2017%	2019 £m	2018 £m	2017 £m
Interest and similar income:
Loans and advances to customers	3.21	3.23	3.18	15,281	15,049	14,554
Loans and advances to banks	0.57	0.76	0.41	269	462	253
Debt securities held at amortised cost	2.26	1.61	1.98	118	66	66
Interest receivable on financial assets held at amortised cost	2.97	2.93	2.84	15,668	15,577	14,873
Financial assets at fair value through other comprehensive income	1.64	1.98		430	639
Available-for-sale financial assets			1.96			980
Total interest and similar income[1]	2.90	2.88	2.77	16,098	16,216	15,853
Interest and similar expense:
Deposits from banks, excluding liabilities under sale and repurchase agreements	1.39	1.36	1.18	(87)	(81)	(80)
Customer deposits, excluding liabilities under sale and repurchase agreements	0.65	0.60	0.56	(2,054)	(1,997)	(1,936)
Debt securities in issue[2]	0.71	0.10	0.18	(476)	(66)	(120)
Subordinated liabilities	9.89	10.18	10.03	(921)	(1,072)	(1,242)
Lease liabilities	2.41	2.44	2.38	(39)	(1)	(1)
Liabilities under sale and repurchase agreements	1.08	0.87	0.54	(301)	(245)	(110)
Total interest and similar expense[3]	0.91	0.78	0.77	(3,878)	(3,462)	(3,489)
Net interest income				12,220	12,754	12,364

1	Includes £26 million (2018: £31 million; 2017: £12 million) of interest income on liabilities with negative interest rates and £39 million (2018: £45 million; 2017: £49 million) in respect of interest income on finance leases.

2	The impact of the Group’s hedging arrangements is included on this line; excluding this impact the weighted average effective interest rate in respect of debt securities in issue would be 2.25 per cent (2018: 2.74 per cent; 2017: 2.43 per cent).

3	Includes £119 million (2018: £10 million; 2017: £50 million) of interest expense on assets with negative interest rates.

Included within interest and similar income is £196 million (2018: £222 million; 2017: £179 million) in respect of credit-impaired financial assets. Net interest income also includes a credit of £580 million (2018: credit of £691 million; 2017: credit of £644 million) transferred from the cash flow hedging reserve (see note 35).

6   NET FEE AND COMMISSION INCOME

	2019 £m	2018 £m	2017 £m
Fee and commission income:
Current accounts	656	647	712
Credit and debit card fees	961	974	949
Commercial banking fees	166	271	321
Private banking and asset management	38	94	98
Factoring	103	83	91
Other fees and commissions	439	428	615
Total fee and commission income	2,363	2,497	2,786
Fee and commission expense	(1,027)	(1,228)	(1,024)
Net fee and commission income	1,336	1,269	1,762

Fees and commissions which are an integral part of the effective interest rate form part of net interest income shown in note 5. Fees and commissions relating to instruments that are held at fair value through profit or loss are included within net trading income shown in note 7.

At 31 December 2019, the Group held on its balance sheet £105 million (31 December 2018: £98 million) in respect of services provided to customers and £120 million (31 December 2018: £140 million) in respect of amounts received from customers for services to be provided after the balance sheet date. Current unsatisfied performance obligations amount to £250 million (31 December 2018: £285 million); the Group expects to receive substantially all of this revenue by 2022.

Income recognised during the year ended 31 December 2019 included £54 million in respect of amounts included in the contract liability balance at 31 December 2018 and £9 million in respect of amounts from performance obligations satisfied in previous years.

F-28

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

6   NET FEE AND COMMISSION INCOME (continued)

The most significant performance obligations undertaken by the Group are in respect of current accounts, the provision of other banking services for commercial customers and credit and debit card services.

In respect of current accounts, the Group receives fees for the provision of bank account and transaction services such as ATM services, fund transfers, overdraft facilities and other value-added offerings.

For commercial customers, alongside its provision of current accounts, the Group provides other corporate banking services including factoring and commitments to provide loan financing. Loan commitment fees are included in fees and commissions where the loan is not expected to be drawn down by the customer.

The Group receives interchange and merchant fees, together with fees for overseas use and cash advances, for provision of card services to cardholders and merchants.

7   NET TRADING INCOME

	2019 £m	2018 £m	2017 £m
Foreign exchange translation (losses) gains	(203)	132	(151)
Gains on foreign exchange trading transactions	336	235	517
Total foreign exchange	133	367	366
Investment property losses	(8)	–	–
Securities and other gains (see below)	235	41	407
Net trading income	360	408	773

Securities and other gains comprise net gains and losses arising on assets and liabilities held at fair value through profit or loss as follows:

	2019 £m	2018 £m	2017 £m
Net income arising on assets and liabilities mandatorily held at fair value through profit or loss:
Financial instruments held for trading	427	127	180
Other financial instruments mandatorily held at fair value through profit or loss:
Debt securities, loans and advances	25	11	132
Equity shares	(3)	86	239
	449	224	551
Net expense arising on assets and liabilities designated at fair value through profit or loss	(214)	(183)	(144)
Securities and other gains	235	41	407

8   OTHER OPERATING INCOME

	2019 £m	2018 £m	2017 £m
Operating lease rental income	1,247	1,341	1,344
Rental income from investment properties (note 22)	–	–	1
Gains less losses on disposal of financial assets at fair value through other comprehensive income (2017: available-for-sale financial assets) (note 19)	196	268	464
Share of results of joint ventures and associates	–	5	2
Other income	1,249	929	642
Total other operating income	2,692	2,543	2,453
F-29

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

9 OPERATING EXPENSES

	2019	2018	2017
	£m	£m	£m
Staff costs:
Salaries	2,370	2,379	2,540
Performance-based compensation	340	485	464
Social security costs	308	330	343
Pensions and other post-retirement benefit schemes (note 29)	518	688	583
Restructuring costs	89	247	22
Other staff costs	360	444	466
	3,985	4,573	4,418
Premises and equipment:
Rent and rates	114	364	364
Repairs and maintenance	182	189	231
Other	150	126	95
	446	679	690
Other expenses:
Communications and data processing	1,022	1,116	880
Advertising and promotion	173	192	207
Professional fees	144	230	312
Other	561	673	701
	1,900	2,211	2,100
Depreciation and amortisation:
Depreciation of property, plant and equipment (note 22)	2,040	1,849	1,939
Amortisation of other intangible assets (note 21)	562	500	353
	2,602	2,349	2,292
Impairment of goodwill	–	–	8
Total operating expenses, excluding regulatory provisions	8,933	9,812	9,508
Regulatory provisions
Payment protection insurance provision (note 31)	1,795	1,395	1,300
Other regulatory provisions (note 31)	395	561	822
	2,190	1,956	2,122
Total operating expenses	11,123	11,768	11,630

The average number of persons on a headcount basis employed by the Group during the year was as follows:

	2019	2018	2017
UK	69,321	71,017	72,644
Overseas	762	769	794
Total	70,083	71,786	73,438
F-30

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

10   AUDITORS’ REMUNERATION

Fees payable to the Bank’s auditors

During the year the auditors earned the following fees:

	2019	2018	2017
	£m	£m	£m
Fees payable for the audit of the Bank’s current year annual report	4.2	3.8	3.5
Fees payable for other services:
Audit of the Bank’s subsidiaries pursuant to legislation	8.6	10.2	9.9
Other services supplied pursuant to legislation	1.3	1.5	2.3
Other services – audit-related fees	0.2	–	–
All other services	0.3	0.1	1.4
Total fees payable to the Bank’s auditors	14.6	15.6	17.1

The following types of services are included in the categories listed above:

Audit fees: This category includes fees in respect of the audit of the Group’s annual financial statements and other services in connection with regulatory filings. Other services supplied pursuant to legislation relate primarily to costs incurred in connection with client asset assurance and with the Sarbanes-Oxley Act requirements associated with the audit of the financial statements of Lloyds Banking Group filed on Form 20-F.

Audit related fees: This category includes fees in respect of services for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements, for example acting as reporting accountants in respect of debt prospectuses required by the listing rules.

Other non-audit fees: This category includes due diligence relating to corporate finance, including venture capital transactions and other assurance and advisory services. The auditors are not engaged to provide tax services.

It is the Group’s policy to use the auditors on assignments in cases where their knowledge of the Group means that it is neither efficient nor cost effective to employ another firm of accountants.

Lloyds Banking Group has procedures that are designed to ensure auditor independence for Lloyds Banking Group plc and all of its subsidiaries, including prohibiting certain non-audit services. All audit and non-audit assignments must be pre-approved by the Lloyds Banking Group audit committee (the Audit Committee) on an individual engagement basis; for certain types of non-audit engagements where the fee is ‘de minimis’ the Audit Committee has pre-approved all assignments subject to confirmation by management. On a quarterly basis, the Audit Committee receives and reviews a report detailing all pre-approved services and amounts paid to the auditors for such pre approved services.

During the year the auditors also earned fees payable by entities outside the consolidated Lloyds Bank Group in respect of the following:

	2019	2018	2017
	£m	£m	£m
Audits of the Group pension schemes	0.1	0.1	0.1
Audits of unconsolidated Open Ended Investment Companies managed by the Group	–	0.1	0.3
Reviews of the financial position of corporate and other borrowers	–	0.4	0.2
Acquisition due diligence and other work performed in respect of potential venture capital investments	–	–	0.1

F-31

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

11   IMPAIRMENT

				Purchased or
				originated
				credit-
	Stage 1	Stage 2	Stage 3	impaired	Total
	£m	£m	£m	£m	£m
Year ended 31 December 2019
Impact of transfers between stages	(17)	89	532	–	604
Other changes in credit quality	6	2	939	(106)	841
Additions (repayments)	93	(41)	(60)	(87)	(95)
Methodology, model and assumption changes	33	(27)	8	–	14
Other items	(5)	–	3	–	(2)
	127	(66)	890	(193)	758
Total impairment	110	23	1,422	(193)	1,362

In respect of:
Loans and advances to banks	–	–	–	–	–
Loans and advances to customers	141	10	1,382	(193)	1,340
Due from fellow Lloyds Banking Group undertakings	(1)	–	41	–	40
Financial assets at amortised cost	140	10	1,423	(193)	1,380
Other assets	–	–	–	–	–
Impairment charge on drawn balances	140	10	1,423	(193)	1,380
Loan commitments and financial guarantees	(29)	13	(1)	–	(17)
Financial assets at fair value through other comprehensive income	(1)	–	–	–	(1)
Total impairment	110	23	1,422	(193)	1,362

				Purchased or
				originated
				credit-
	Stage 1	Stage 2	Stage 3	impaired	Total
	£m	£m	£m	£m	£m
Year ended 31 December 2018
Impact of transfers between stages	(10)	18	445	–	453
Other changes in credit quality	(23)	(14)	545	69	577
Additions (repayments)	19	(84)	27	(69)	(107)
Methodology, model and assumption changes	(71)	(21)	72	–	(20)
Other items	(13)	–	36	–	23
	(88)	(119)	680	–	473
Total impairment	(98)	(101)	1,125	–	926

In respect of:
Loans and advances to banks	1	–	–	–	1
Loans and advances to customers	(65)	(53)	1,129	–	1,011
Impairment charge on drawn balances	(64)	(53)	1,129	–	1,012
Loan commitments and financial guarantees	(20)	(48)	(4)	–	(72)
Financial assets at fair value through other comprehensive income	(14)	–	–	–	(14)
Total impairment	(98)	(101)	1,125	–	926

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

F-32

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

11   IMPAIRMENT (continued)

METHODOLOGY, MODEL AND ASSUMPTION CHANGES

Increase or decrease in impairment charge as a result of adjustments to the models used for expected credit loss calculations; as either changes to the model inputs or to the underlying assumptions, as well as the impact of changing the models used.

2017 £m
Impairment losses on loans and receivables:
Loans and advances to customers	696
Debt securities classified as loans and receivables	(6)
Total impairment losses on loans and receivables	690
Impairment of available-for-sale financial assets	6
Other credit risk provisions	(9)
Total impairment charged to the income statement	687

Movements in the Group’s impairment allowances are shown in note 18.

12   TAX EXPENSE

a Analysis of tax expense for the year

	2019 £m	2018[1] £m	2017[1] £m
UK corporation tax:
Current tax on profit for the year	(1,279)	(1,108)	(1,029)
Adjustments in respect of prior years	98	(10)	119
	(1,181)	(1,118)	(910)
Foreign tax:
Current tax on profit for the year	(58)	(24)	(40)
Adjustments in respect of prior years	4	–	11
	(54)	(24)	(29)
Current tax expense	(1,235)	(1,142)	(939)

Deferred tax (note 30):
Current year	(110)	(234)	(511)
Adjustments in respect of prior years	58	(1)	(78)
	(52)	(235)	(589)
Tax expense	(1,287)	(1,377)	(1,528)

1	Restated, see note 1.
F-33

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

12   TAX EXPENSE (continued)

b Factors affecting the tax expense for the year

The UK corporation tax rate for the year was 19.0 per cent (2018: 19.0 per cent; 2017: 19.25 per cent). An explanation of the relationship between tax expense and accounting profit is set out below:

	2019 £m	2018[1] £m	2017[1] £m
Profit before tax from continuing operations	4,123	4,280	5,035
UK corporation tax thereon	(783)	(813)	(969)
Impact of surcharge on banking profits	(377)	(388)	(430)
Remeasurement of deferred tax due to rate changes	(25)	18	(21)
Non-deductible costs: conduct charges	(283)	(189)	(287)
Other non-deductible costs	(77)	(74)	(50)
Non-taxable income	36	25	28
Tax relief on coupons on other equity instruments	53	52	52
Tax-exempt gains on disposals	25	11	109
Losses not recognised	(7)	(9)	–
Differences in overseas tax rates	(9)	1	(11)
Adjustments in respect of prior years	160	(11)	52
Tax effect of share of results of joint ventures	–	–	(1)
Tax expense on profit from continuing operations	(1,287)	(1,377)	(1,528)

1	Restated, see note 1.
F-34

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

13   DISCONTINUED OPERATIONS

The Group completed the sale of the Scottish Widows Group to its ultimate holding company, Lloyds Banking Group plc, in May 2018. Scottish Widows represented the entirety of the Group’s insurance business and consequently these operations were classified as discontinued and the profit after tax from these activities reported as a single line on the Group’s income statement.

In order to fairly reflect the results and financial position of the Group’s continuing operations and its discontinued operations, transactions that the continuing operations had with the discontinued operations were reported on the relevant line in the Group’s income statement, with the matching transaction similarly reported in the discontinued operations income statement. All such transactions fully eliminated within the Group’s statutory consolidation and there was no net impact on profit before tax.

The results of the discontinued operations in 2017 and 2018 were as follows:

	2018 £ million	2017 £ million
Interest and similar income	14	228
Interest and similar expense	(3)	(1,541)
Net interest income	11	(1,313)

Fee and commission income	106	373
Fee and commission expense	(180)	(553)
Net fee and commission income	(74)	(180)
Net trading income (see (a) below)	(790)	10,977
Insurance premium income (see (b) below)	2,714	7,930
Other operating income	205	102
Other income	2,055	18,829
Total income	2,066	17,516
Insurance claims (see (c) below)	(1,363)	(15,578)
Total income, net of insurance claims	703	1,938
Operating expenses	(333)	(995)
Trading surplus	370	943
Profit on disposal of the discontinued operations	1,010	–
Profit before tax	1,380	943
Taxation	(66)	(147)
Profit after tax from discontinued operations	1,314	796
(a) Net trading income
	2018	2017
	£m	£m
Foreign exchange translation gains	31	130
Gains on foreign exchange trading transactions	–	–
Total foreign exchange	31	130
Investment property gains	45	231
Securities and other gains (see below)	(866)	10,616
Net trading income	(790)	10,977

Securities and other gains comprise net gains arising on assets and liabilities held at fair value through profit or loss and for trading as follows:
	2018 £m	2017 £m
Net income arising on assets designated at fair value through profit or loss:
Debt securities, loans and advances	(426)	990
Equity shares	(535)	9,556
Total net gains arising on assets designated at fair value through profit or loss	(961)	10,546
Net gains on financial instruments held for trading	95	70
Securities and other gains	(866)	10,616
F-35

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

13   DISCONTINUED OPERATIONS (continued)

(b) Insurance premium income

	2018 £m	2017 £m
Life insurance
Gross premiums:
Life and pensions	2,198	6,273
Annuities	366	1,082
	2,564	7,355
Ceded reinsurance premiums	(73)	(168)
Net earned premiums	2,491	7,187
Non-life insurance
Net earned premiums	223	743
Total net earned premiums	2,714	7,930

(c) Insurance claims

	2018	2017
Insurance claims comprise:	£m	£m
Life insurance and participating investment contracts
Claims and surrenders	(2,788)	(8,898)
Change in insurance and participating investment contracts	1,533	(9,067)
Change in non-participating investment contracts	(73)	2,836
	(1,328)	(15,129)
Reinsurers’ share	86	35
	(1,242)	(15,094)
Change in unallocated surplus	14	(147)
Total life insurance and participating investment contracts	(1,228)	(15,241)
Non-life insurance
Total non-life insurance claims, net of reinsurance	(135)	(337)
Total insurance claims	(1,363)	(15,578)
Life insurance and participating investment contracts gross claims and surrenders can also be analysed as follows:
Deaths	(267)	(675)
Maturities	(393)	(1,280)
Surrenders	(1,734)	(5,674)
Annuities	(336)	(985)
Other	(58)	(284)
Total life insurance gross claims and surrenders	(2,788)	(8,898)

The impact of the discontinued operations on the Group’s Cash flow statements was as follows:

	2018[1]	2017
	£m	£m
Net cash used in operating activities	(1,715)	(12,244)
Net cash from investing activities	60	208
Net cash used in financing activities	(682)	(115)
Change in cash and cash equivalents	(2,337)	(12,151)

1	Presentation amended for revised amounts.
F-36

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

14   FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	The Group		The Bank
	2019 £m	2018 £m	2019 £m	2018 £m
Trading assets	290	19,462	290	19,420
Other financial assets mandatorily at fair value through profit or loss	1,994	3,794	413	1,423
Total	2,284	23,256	703	20,843

These assets are comprised as follows:
	The Group				The Bank
	2019		2018		2019		2018
	Trading assets £m	Other financial assets mandatorily at fair value through profit or loss £m	Trading assets £m	Other financial assets mandatorily at fair value through profit or loss £m	Trading assets £m	Other financial assets mandatorily at fair value through profit or loss £m	Trading assets £m	Other financial assets mandatorily at fair value through profit or loss £m
Loans and advances to customers	–	1,782	16,891	3,120	–	362	16,891	899
Loans and advances to banks	–	–	236	–	–	–	236	–
Debt securities:
Government securities	290	–	2,293	–	290	–	2,293	–
Asset-backed securities	–	–	20	–	–	–	–	–
Corporate and other debt securities	–	47	22	518	–	47	–	518
	290	47	2,335	518	290	47	2,293	518
Equity shares	–	165	–	156	–	4	–	6
Total	290	1,994	19,462	3,794	290	413	19,420	1,423

At 31 December 2019 £1,943 million (2018: £4,248 million) of trading and other financial assets at fair value through profit or loss of the Group and £665 million (2018: £3,030 million) of the Bank had a contractual residual maturity of greater than one year.

For amounts included above which are subject to repurchase and reverse repurchase agreements see note 46.

F-37

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

15   DERIVATIVE FINANCIAL INSTRUMENTS

The fair values and notional amounts of derivative instruments are set out in the following table:

	2019			2018
The Group	Contract/ notional amount £m	Fair value assets £m	Fair value liabilities £m	Contract/ notional amount £m	Fair value assets £m	Fair value liabilities £m
Trading
Exchange rate contracts:
Spot, forwards and futures	11,066	272	142	22,422	797	710
Currency swaps	156,224	1,184	2,492	155,993	2,419	1,401
Options purchased	681	9	–	2,596	64	–
Options written	681	–	9	2,590	–	64
	168,652	1,465	2,643	183,601	3,280	2,175
Interest rate contracts:
Interest rate swaps	1,822,407	5,779	5,685	1,903,166	6,311	7,071
Forward rate agreements	30,192	1	2	97,140	4	5
Options purchased	4,124	77	–	7,982	124	–
Options written	3,682	–	78	6,847	–	141
	1,860,405	5,857	5,765	2,015,135	6,439	7,217
Credit derivatives	7,546	39	99	3,330	22	31
Equity and other contracts	338	16	295	1,563	69	381
Total derivative assets/liabilities held for trading	2,036,941	7,377	8,802	2,203,629	9,810	9,804
Hedging
Derivatives designated as fair value hedges:
Cross currency swaps	34	8	–	490	3	29
Interest rate swaps (including swap options)	160,942	696	229	150,971	947	187
	160,976	704	229	151,461	950	216
Derivatives designated as cash flow hedges:
Cross currency swaps	7,593	70	64	8,024	175	47
Interest rate swaps	417,718	343	736	556,945	358	844
	425,311	413	800	564,969	533	891
Total derivative assets/liabilities held for hedging	586,287	1,117	1,029	716,430	1,483	1,107
Total recognised derivative assets/liabilities	2,623,228	8,494	9,831	2,920,059	11,293	10,911

The notional amount of the contract does not represent the Group’s exposure to credit risk which is limited to the current cost of replacing contracts with a positive value to the Group should the counterparty default. To reduce credit risk the Group uses a variety of credit enhancement techniques such as netting and collateralisation, where security is provided against the exposure; a large proportion of the Group’s derivatives are held through exchanges such as London Clearing House and are collateralised through those exchanges. Further details are provided in note 46 Credit risk.

F-38

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

15   DERIVATIVE FINANCIAL INSTRUMENTS (continued)

The Group holds derivatives as part of the following strategies:

–	Customer driven, where derivatives are held as part of the provision of risk management products to Group customers;
–	To manage and hedge the Group’s interest rate and foreign exchange risk arising from normal banking business. The hedge accounting strategy adopted by the Group is to utilise a combination of fair value and cash flow hedge approaches as described in note 46; and
–	Derivatives held in policyholders funds as permitted by the investment strategies of those funds.

The principal derivatives used by the Group are as follows:

–	Interest rate related contracts include interest rate swaps, forward rate agreements and options. An interest rate swap is an agreement between two parties to exchange fixed and floating interest payments, based upon interest rates defined in the contract, without the exchange of the underlying principal amounts. Forward rate agreements are contracts for the payment of the difference between a specified rate of interest and a reference rate, applied to a notional principal amount at a specific date in the future. An interest rate option gives the buyer, on payment of a premium, the right, but not the obligation, to fix the rate of interest on a future loan or deposit, for a specified period and commencing on a specified future date.
–	Exchange rate related contracts include forward foreign exchange contracts, currency swaps and options. A forward foreign exchange contract is an agreement to buy or sell a specified amount of foreign currency on a specified future date at an agreed rate. Currency swaps generally involve the exchange of interest payment obligations denominated in different currencies; the exchange of principal can be notional or actual. A currency option gives the buyer, on payment of a premium, the right, but not the obligation, to sell specified amounts of currency at agreed rates of exchange on or before a specified future date.
–	Credit derivatives, principally credit default swaps, are used by the Group as part of its trading activity and to manage its own exposure to credit risk. A credit default swap is a swap in which one counterparty receives a premium at pre-set intervals in consideration for guaranteeing to make a specific payment should a negative credit event take place.
–	Equity derivatives are also used by the Group as part of its equity-based retail product activity to eliminate the Group’s exposure to fluctuations in various international stock exchange indices. Index-linked equity options are purchased which give the Group the right, but not the obligation, to buy or sell a specified amount of equities, or basket of equities, in the form of published indices on or before a specified future date.

Details of the Group’s hedging instruments are set out below:

	Maturity
The Group – 31 December 2019	Up to 1 month £m	1-3 months £m	3-12 months £m	1-5 years £m	Over 5 years £m	Total £m
Fair value hedges
Interest rate
Cross currency swap
Notional	–	–	–	–	34	34
Average fixed interest rate	–	–	–	–	1.28%
Average EUR/GBP exchange rate	–	–	–	–	1.38
Average USD/GBP exchange rate	–	–	–	–	–
Average NOK/GBP exchange rate	–	–	–	–	–
Interest rate swap
Notional	331	9,305	37,948	91,535	21,823	160,942
Average fixed interest rate	2.58%	1.74%	1.22%	1.78%	2.72%
Cash flow hedges
Foreign exchange
Currency swap
Notional	–	364	390	1,766	5,073	7,593
Average EUR/GBP exchange rate	–	–	1.21	1.10	–
Average USD/GBP exchange rate	–	1.33	1.36	1.30	1.30
Interest rate
Interest rate swap
Notional	9,395	23,424	57,950	205,603	121,346	417,718
Average fixed interest rate	1.06%	1.23%	1.29%	1.48%	2.43%
F-39

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

15   DERIVATIVE FINANCIAL INSTRUMENTS (continued)

	Maturity
The Group – 31 December 2018	Up to 1 month £m	1-3 months £m	3-12 months £m	1-5 years £m	Over 5 years £m	Total £m
Fair value hedges
Interest rate
Cross currency swap
Notional	–	36	–	283	171	490
Average fixed interest rate	–	4.82%	–	5.88%	4.44%
Average EUR/USD exchange rate	–	–	–	1.13	–
Average USD/GBP exchange rate	–	–	–	1.30	–
Average NOK/GBP exchange rate	–	9.22	–	9.19	9.03
Interest rate swap
Notional	393	417	32,876	86,451	30,834	150,971
Average fixed interest rate	1.38%	2.06%	1.65%	1.75%	2.98%
Cash flow hedges
Foreign exchange
Currency swap
Notional	67	–	642	1,412	5,903	8,024
Average USD/EUR exchange rate	1.15	–	1.14	1.10	0.00
Average USD/GBP exchange rate	–	–	1.28	1.21	1.28
Interest rate
Interest rate swap
Notional	4,874	11,204	66,312	292,712	181,843	556,945
Average fixed interest rate	1.47%	1.03%	0.99%	1.46%	1.85%

The carrying amounts of the Group’s hedging instruments are as follows:

	Carrying amount of the hedging instrument
The Group – 31 December 2019	Contract/notional amount £m	Assets £m	Liabilities £m	Changes in fair value used for calculating hedge ineffectiveness (YTD) £m
Fair value hedges
Interest rate
Currency swaps	34	8	–	2
Interest rate swaps	160,942	696	229	351
Cash flow hedges
Foreign exchange
Currency swaps	7,593	70	64	(141)
Interest rate
Interest rate swaps	417,718	343	736	920
F-40

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

15   DERIVATIVE FINANCIAL INSTRUMENTS (continued)

	Carrying amount of the hedging instrument
The Group – 31 December 2018	Contract/notional amount £m	Assets £m	Liabilities £m	Changes in fair value used for calculating hedge ineffectiveness (YTD) £m
Fair value hedges
Interest rate
Currency swaps	490	3	29	(10)
Interest rate swaps	150,971	947	187	135
Cash flow hedges
Foreign exchange
Currency swaps	8,024	175	47	104
Interest rate
Interest rate swaps	556,945	358	844	(789)

All amounts are held within derivative financial instruments.

The Group’s hedged items are as follows:

	Carrying amount of the hedged item		Accumulated amount of fair value adjustment on the hedged item		Change in fair value of hedged	Cash flow hedge reserve
The Group – 31 December 2019	Assets £m	Liabilities £m	Assets £m	Liabilities £m	item for ineffectiveness assessment (YTD) £m	Continuing hedges £m	Discontinued hedges £m
Fair value hedges
Interest rate
Fixed rate mortgages[1]	83,818	–	154	–	(73)
Fixed rate issuance[2]	–	47,689	–	1,590	(326)
Fixed rate borrowings[3]	–	1,272	–	136	(206)
Fixed rate bonds[4]	21,354	–	660	–	405
Cash flow hedges
Foreign exchange
Foreign currency issuance[2]					28	(20)	90
Customer deposits[5]					116	18	(48)
Interest rate
Customer loans[1]					(657)	1,226	531
Central bank balances[6]					(220)	85	163
Customer deposits[5]					(1)	(40)	6
F-41

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

15   DERIVATIVE FINANCIAL INSTRUMENTS (continued)

	Carrying amount of the hedged item		Accumulated amount of fair value adjustment on the hedged item		Change in fair value of hedged item for	Cash flow hedge reserve
The Group – 31 December 2018	Assets £m	Liabilities £m	Assets £m	Liabilities £m	ineffectiveness assessment (YTD) £m	Continuing hedges £m	Discontinued hedges £m
Fair value hedges
Interest rate
Fixed rate mortgages[1]	53,136	–	(45)	–	(173)
Fixed rate issuance[2]	–	44,009	–	1,545	750
Fixed rate borrowings[3]	–	6,528	–	(103)	12
Fixed rate bonds[4]	23,285	–	232	–	(666)
Cash flow hedges
Foreign exchange
Foreign currency issuance[2]					(40)	12	266
Customer deposits[5]					(62)	70	(78)
Interest rate
Customer loans[1]					478	860	259
Central bank balances[6]					(16)	30	20
Customer deposits[5]					(131)	(8)	(7)

1	Included within loans and advances to customers.

2	Included within debt securities in issue.

3	Included within amounts due to fellow Lloyds Banking Group undertakings.

4	Included within financial assets at fair value through other comprehensive income.

5	Included within customer deposits.

6	Included within cash and balances at central banks.

The accumulated amount of fair value hedge adjustments remaining in the balance sheet for hedged items that have ceased to be adjusted for hedging gains and losses is a liability of £315 million (2018: liability of £158 million).

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

15   DERIVATIVE FINANCIAL INSTRUMENTS (continued)

Gains and losses arising from hedge accounting are summarised as follows:

			Amounts reclassified from reserves to income statement as:
The Group – 31 December 2019	Gain (loss) recognised in other comprehensive income £m	Hedge ineffectiveness recognised in the income statement[1] £m	Hedged cashflows will no longer occur £m	Hedged item affected income statement £m	Income statement line item that includes reclassified amount
Fair value hedges
Interest rate
Fixed rate mortgages		186
Fixed rate issuance		(28)
Fixed rate borrowings		6
Fixed rate bonds		(11)
Cash flow hedges
Foreign exchange
Foreign currency issuance	(202)	–	(101)	(73)	Interest expense
Customer deposits	(22)	–	–	6	Interest expense
Interest rate
Customer loans	616	99	–	(367)	Interest income
Central bank balances	194	32	–	(52)	Interest income
Customer deposits	–	–	–	7	Interest expense

				Amounts reclassified from reserves to income statement as:
The Group – 31 December 2018		Gain (loss) recognised in other comprehensive income £m	Hedge ineffectiveness recognised in the income statement[1] £m	Hedged item affected income statement £m	Income statement line item that includes reclassified amount
Fair value hedges
Interest rate
Fixed rate mortgages			106
Fixed rate issuance			(33)
Fixed rate borrowings			2
Fixed rate bonds			(27)
Cash flow hedges
Foreign exchange
Foreign currency issuance		(31)	–	(71)	Interest expense
Customer deposits		(22)	(2)	(32)	Interest expense
Interest rate
Customer loans		(435)	(17)	(467)	Interest income
Central bank balances		(63)	(5)	(52)	Interest income
Customer deposits		(49)	(1)	(69)	Interest expense

1	Hedge ineffectiveness is included in the income statement within net trading income.

There was a gain of £101 million (2018: £nil) reclassified from the cash flow hedging reserve for which hedge accounting had previously been used but for which the hedged future cash flows are no longer expected to occur.

At 31 December 2019 £7,569 million of total recognised derivative assets of the Group and £9,213 million of total recognised derivative liabilities of the Group (2018: £9,861 million of assets and £9,665 million of liabilities) had a contractual residual maturity of greater than one year.

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

15   DERIVATIVE FINANCIAL INSTRUMENTS (continued)

	2019			2018
The Bank	Contract/ notional amount £m	Fair value assets £m	Fair value liabilities £m	Contract/ notional amount £m	Fair value assets £m	Fair value liabilities £m
Trading
Exchange rate contracts:
Spot, forwards and futures	8,564	154	123	19,965	573	706
Currency swaps	183,675	1,401	2,748	186,701	3,003	2,068
Options purchased	682	9	–	2,596	64	–
Options written	682	–	9	2,590	–	64
	193,603	1,564	2,880	211,852	3,640	2,838
Interest rate contracts:
Interest rate swaps	2,370,877	11,714	10,776	2,463,556	11,062	10,123
Forward rate agreements	30,192	1	2	103,654	5	6
Options purchased	4,176	78	–	8,224	125	–
Options written	3,697	–	89	6,856	–	152
	2,408,942	11,793	10,867	2,582,290	11,192	10,281
Credit derivatives	4,618	59	182	6,775	99	55
Equity and other contracts	368	15	15	1,471	68	57
Total derivative assets/liabilities held for trading	2,607,531	13,431	13,944	2,802,388	14,999	13,231
Hedging
Derivatives designated as fair value hedges:
Cross currency swaps	34	8	–	490	3	29
Interest rate swaps (including swap options)	66,833	153	213	153,223	385	1,256
	66,867	161	213	153,713	388	1,285
Derivatives designated as cash flow hedges:
Currency swaps	1,101	37	19	541	15	1
Interest rate swaps	130,477	9	35	146,018	29	29
	131,578	46	54	146,559	44	30
Total derivative assets/liabilities held for hedging	198,445	207	267	300,272	432	1,315
Total recognised derivative assets/liabilities	2,805,976	13,638	14,211	3,102,660	15,431	14,546
F-44

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

15   DERIVATIVE FINANCIAL INSTRUMENTS (continued)

Details of the Bank’s hedging instruments are set out below:

	Maturity
The Bank – 31 December 2019	Up to 1 month £m	1-3 months £m	3-12 months £m	1-5 years £m	Over 5 years £m	Total £m
Fair value hedges
Interest rate
Cross currency swap
Notional	–	–	–	–	34	34
Average fixed interest rate					1.28%
Average EUR/GBP exchange rate	–	–	–	–	1.38
Average USD/GBP exchange rate	–	–	–	–	–
Average NOK/GBP exchange rate	–	–	–	–	–
Interest rate swap
Notional	331	1,445	8,378	34,930	21,749	66,833
Average fixed interest rate	2.58%	2.39%	1.49%	1.82%	2.24%
Cash flow hedges
Foreign exchange
Currency swap
Notional	53	210	539	299	–	1,101
Average EUR/GBP exchange rate	–	–	1.15	1.11	–
Average USD/GBP exchange rate	1.37	1.38	1.36	1.36	–
Interest rate
Interest rate swap
Notional	3,473	6,771	22,444	66,892	30,897	130,477
Average fixed interest rate	1.10%	1.58%	1.57%	1.41%	1.93%

	Maturity
	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
The Bank – 31 December 2018	£m	£m	£m	£m	£m	£m
Fair value hedges
Interest rate
Cross currency swap
Notional	–	36	–	283	171	490
Average fixed interest rate	–	4.82%	–	5.88%	4.44%
Average EUR/USD exchange rate	–	–	–	1.13	–
Average USD/GBP exchange rate	–	–	–	1.30	–
Average NOK/GBP exchange rate	–	9.22	–	9.19	9.03
Interest rate swap
Notional	458	421	33,667	87,350	31,327	153,223
Average fixed interest rate	1.33%	2.09%	1.72%	1.78%	2.97%
Cash flow hedges
Foreign exchange
Currency swap
Notional	–	–	280	261	–	541
Average USD/EUR exchange rate	–	–	1.12	1.10	–
Average USD/GBP exchange rate	–	–	–	1.42	–
Interest rate
Interest rate swap
Notional	1,199	4,170	16,653	75,609	48,387	146,018
Average fixed interest rate	1.33%	1.52%	1.57%	1.69%	2.15%

The carrying amounts of the Bank’s hedging instruments are as follows:

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

15   DERIVATIVE FINANCIAL INSTRUMENTS (continued)

	Carrying amount of the hedging instrument
The Bank – 31 December 2019	Contract/notional amount £m	Assets £m	Liabilities £m	Changes in fair value used for calculating hedge ineffectiveness (YTD) £m
Fair value hedges
Interest rate
Currency swaps	34	8	–	2
Interest rate swaps	66,833	153	213	118
Cash flow hedges
Foreign exchange
Currency swaps	1,101	37	19	(31)
Interest rate
Interest rate swaps	130,477	9	35	777

	Carrying amount of the hedging instrument
The Bank – 31 December 2018	Contract/notional amount £m	Assets £m	Liabilities £m	Changes in fair value used for calculating hedge ineffectiveness (YTD) £m
Fair value hedges
Interest rate
Currency swaps	490	3	29	(10)
Interest rate swaps	153,223	385	1,256	272
Cash flow hedges
Foreign exchange
Currency swaps	541	15	1	41
Interest rate
Interest rate swaps	146,018	29	29	(389)

All amounts are held within derivative financial instruments.

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

15   DERIVATIVE FINANCIAL INSTRUMENTS (continued)

The Bank’s hedged items are as follows:

	Carrying amount of the hedged item		Accumulated amount of fair value adjustment on the hedged item		Change in fair value of hedged item for ineffectiveness assessment (YTD)	Cash flow hedge reserve
The Bank – 31 December 2019	Assets £m	Liabilities £m	Assets £m	Liabilities £m	£m	Continuing hedges £m	Discontinued hedges £m
Fair value hedges
Interest rate
Fixed rate mortgages[1]	–	–	–	–	–
Fixed rate issuance[2]	–	40,557	–	565	(357)
Fixed rate borrowings	–	1,272	–	136	(206)
Fixed rate bonds[3]	20,632	–	655	–	400
Cash flow hedges
Foreign exchange
Foreign currency issuance[2]					31	(38)	7
Customer deposits[4]
Interest rate
Customer loans[1]					(344)	1,037	881
Central bank balances[5]					(388)	–	441
Customer deposits[4]					(1)	(126)	(58)

	Carrying amount of the hedged item		Accumulated amount of fair value adjustment on the hedged item		Change in fair value of hedged item for ineffectiveness assessment (YTD)	Cash flow hedge reserve
The Bank – 31 December 2018	Assets £m	Liabilities £m	Assets £m	Liabilities £m	£m	Continuing hedges £m	Discontinued hedges £m
Fair value hedges
Interest rate
Fixed rate issuance[1]	–	34,881	–	791	334
Fixed rate borrowings[2]	–	6,528	–	(103)	12
Fixed rate bonds[3]	23,105	–	232	–	(666)
Cash flow hedges
Foreign exchange
Foreign currency issuance[1]					(41)	11	26
Interest rate
Customer loans[4]					376	982	620
Central bank balances[5]					(107)	83	–
Customer deposits[6]					(7)	(14)	(9)

1	Included within debt securities in issue.

2	Included within amounts due to fellow Lloyds Banking Group undertakings.

3	Included within financial assets at fair value through other comprehensive income.

4	Included within loans and advances to customers.

5	Included within cash and balances at central banks.

6	Included within customer deposits.

The accumulated amount of fair value hedge adjustments remaining in the balance sheet for hedged items that have ceased to be adjusted for hedging gains and losses is an asset of £54 million (2018: asset of £54 million).

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

15   DERIVATIVE FINANCIAL INSTRUMENTS (continued)

Gains and losses arising from hedge accounting are summarised as follows:

			Amounts reclassified from reserves to income statement as:
The Bank – 31 December 2019	Gain (loss) recognised in other comprehensive income £m	Hedge ineffectiveness recognised in the income statement[1] £m	Hedged cashflows will no longer occur £m	Hedged item affected income statement £m	Income statement line item that includes reclassified amount
Fair value hedges
Interest rate
Fixed rate mortgages		(15)
Fixed rate issuance		(38)
Fixed rate bonds		4
Fixed rate borrowings		6
Cash flow hedges
Foreign exchange
Foreign currency issuance	(67)	–	(25)	(11)	Interest expense
Customer deposits	–	–	–	–	Interest expense
Interest rate
Customer loans	125	27	–	(363)	Interest income
Central bank balances	361	35	–	(84)	Interest income
Customer deposits	25	–	–	35	Interest expense

				Amounts reclassified from reserves to income statement as:
The Bank – 31 December 2018		Gain (loss) recognised in other comprehensive income £m	Hedge ineffectiveness recognised in the income statement[1] £m	Hedged item affected income statement £m	Income statement line item that includes reclassified amount
Fair value hedges
Interest rate
Fixed rate issuance			(33)
Fixed rate borrowings			2
Fixed rate bonds			(27)
Cash flow hedges
Foreign exchange
Foreign currency issuance		40	–	(1)	Interest expense
Interest rate
Customer loans		(504)	(37)	(567)	Interest income
Central bank balances		83	15	(67)	Interest income
Customer deposits		8	1	7	Interest expense

1	Hedge ineffectiveness is included in the income statement within net interest income.

There was a gain of £25 million (2018: £nil) reclassified from the cash flow hedging reserve for which hedge accounting had previously been used but for which the hedged future cash flows are no longer expected to occur.

At 31 December 2019 £4,256 million of total recognised derivative assets of the Bank and £5,101 million of total recognised derivative liabilities of the Bank (2018: £13,936 million of assets and £13,203 million of liabilities) had a contractual residual maturity of greater than one year.

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

16   FINANCIAL ASSETS AT AMORTISED COST

1) The Group

Loans and advances to banks	Stage 1 £m	Stage 2 £m	Stage 3 £m	Purchased or originated credit- impaired £m	Total £m
At 1 January 2019	3,691	2	–	–	3,693
Exchange and other adjustments[1]	(125)	–	–	–	(125)
Additions (repayments)	1,286	(2)	–	–	1,284
At 31 December 2019	4,852	–	–	–	4,852
Allowance for impairment losses	–	–	–	–	–
Total loans and advances to banks	4,852	–	–	–	4,852

Loans and advances to customers
At 1 January 2019	420,968	25,308	5,397	15,391	467,064
Exchange and other adjustments[1]	(312)	(44)	26	283	(47)
Additions (repayments)	13,690	(2,520)	(857)	(1,934)	8,379
Transfers to Stage 1	6,318	(6,286)	(32)		–
Transfers to Stage 2	(13,052)	13,484	(432)		–
Transfers to Stage 3	(1,539)	(1,437)	2,976		–
	(8,273)	5,761	2,512	–	–
Recoveries	–	–	396	28	424
Acquisition of portfolios[2]	3,694	–	–	–	3,694
Financial assets that have been written off during the year	–	–	(1,827)	(54)	(1,881)
At 31 December 2019	429,767	28,505	5,647	13,714	477,633
Allowance for impairment losses	(669)	(993)	(1,359)	(142)	(3,163)
Total loans and advances to customers	429,098	27,512	4,288	13,572	474,470

Debt securities
At 1 January 2019	5,095	–	2	–	5,097
Exchange and other adjustments[1]	(90)	–	(1)	–	(91)
Additions (repayments)	320	–	–	–	320
At 31 December 2019	5,325	–	1	–	5,326
Allowance for impairment losses	–	–	(1)	–	(1)
Total debt securities	5,325	–	–	–	5,325

Due from fellow Lloyds Banking Group undertakings	1,854	–	43	–	1,897
Allowance for impairment losses	–	–	(43)	–	(43)
Due from fellow Lloyds Banking Group undertakings, net of impairment allowances	1,854	–	–	–	1,854

Total financial assets at amortised cost	441,129	27,512	4,288	13,572	486,501
1	Exchange and other adjustments includes certain adjustments, prescribed by IFRS 9, in respect of purchased or originated credit-impaired financial assets.
2	Acquisition of portfolios in 2019 relates to the purchase, completed in September 2019, of Tesco Bank’s UK residential mortgage portfolio.
F-49

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

16   FINANCIAL ASSETS AT AMORTISED COST (continued)

Loans and advances to banks	Stage 1 £m	Stage 2 £m	Stage 3 £m	Purchased or originated credit-impaired £m	Total £m
At 1 January 2018	4,182	2	–	–	4,184
Exchange and other adjustments	58	–	–	–	58
Additions (repayments)	1,503	–	–	–	1,503
Disposal of businesses	(2,052)	–	–	–	(2,052)
At 31 December 2018	3,691	2	–	–	3,693
Allowance for impairment losses	(1)	–	–	–	(1)
Total loans and advances to banks	3,690	2	–	–	3,692

Loans and advances to customers
At 1 January 2018	403,881	37,245	5,073	17,973	464,172
Exchange and other adjustments	787	(12)	65	–	840
Additions (repayments)	28,156	(2,128)	(1,746)	(2,609)	21,673
Transfers to Stage 1	19,521	(19,498)	(23)		–
Transfers to Stage 2	(15,736)	15,989	(253)		–
Transfers to Stage 3	(1,971)	(2,220)	4,191		–
	1,814	(5,729)	3,915		–
Recoveries	–	–	552	27	579
Disposal of businesses	(13,670)	(4,068)	(884)	–	(18,622)
Financial assets that have been written off during the year			(1,578)	–	(1,578)
At 31 December 2018	420,968	25,308	5,397	15,391	467,064
Allowance for impairment losses	(518)	(992)	(1,432)	(78)	(3,020)
Total loans and advances to customers	420,450	24,316	3,965	15,313	464,044

Stage 2 balances showed a large reduction in 2018 largely as a result of the refinements to the transfer criteria approach in mortgages. There was also a reduction from the disposal of the Irish mortgage portfolio and the transfer of assets to Lloyds Bank Corporate Markets plc together with improvements in credit quality.

Debt securities
At 1 January 2018	3,305	–	3	–	3,308
Exchange and other adjustments	(103)	–	–	–	(103)
Additions (repayments)	1,897	–	–	–	1,897
Financial assets that have been written off during the year	–	–	(1)	–	(1)
Disposal of businesses	(4)	–	–	–	(4)
At 31 December 2018	5,095	–	2	–	5,097
Allowance for impairment losses	–	–	(2)	–	(2)
Total debt securities	5,095	–	–	–	5,095
Due from fellow Lloyds Banking Group undertakings	1,878	–	–	–	1,878
Total financial assets at amortised cost	431,113	24,318	3,965	15,313	474,709

Transfers of assets between stages are deemed to take place at the start of the year. All other movements in the value of the asset are deemed to take place within the Stage under which that asset is reported at the end of the year.

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

16   FINANCIAL ASSETS AT AMORTISED COST (continued)

2) The Bank

Year ended 31 December 2019
Loans and advances to banks	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
At 1 January 2019	3,154	–	–	3,154
Exchange and other adjustments	(105)	–	–	(105)
Additions (repayments)	1,404	–	–	1,404
At 31 December 2019	4,453	–	–	4,453
Allowance for impairment losses	–	–	–	–
Total loans and advances to banks	4,453	–	–	4,453

Loans and advances to customers
At 1 January 2019	160,379	11,006	2,464	173,849
Exchange and other adjustments	(325)	(14)	–	(339)
Additions (repayments)	7,702	(1,424)	(287)	5,991
Transfers to Stage 1[1]	2,805	(2,782)	(23)	–
Transfers to Stage 2	(4,236)	4,455	(219)	–
Transfers to Stage 3	(649)	(560)	1,209	–
	(2,080)	1,113	967	–
Recoveries	–	–	152	152
Financial assets that have been written off during the year			(911)	(911)
At 31 December 2019	165,676	10,681	2,385	178,742
Allowance for impairment losses	(238)	(435)	(500)	(1,173)
Total loans and advances to customers	165,438	10,246	1,885	177,569

Debt securities
At 1 January 2019	4,960	–	–	4,960
Exchange and other adjustments	(91)	–	–	(91)
Additions (repayments)	372	–	–	372
At 31 December 2019	5,241	–	–	5,241
Allowance for impairment losses	–	–	–	–
Total debt securities	5,241	–	–	5,241

Due from fellow Lloyds Banking Group undertakings	202,295	–	55	202,350
Allowance for impairment losses	(18)	–	(55)	(73)
Due from fellow Lloyds Banking Group undertakings, net of impairment allowances	202,277	–	–	202,277

Total financial assets at amortised cost	377,409	10,246	1,885	389,540
F-51

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

16   FINANCIAL ASSETS AT AMORTISED COST (continued)

Year ended 31 December 2018
Loans and advances to banks	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
At 1 January 2018	3,526	–	–	3,526
Exchange and other adjustments	48	–	–	48
Additions (repayments)	1,569	–	–	1,569
Disposal of businesses	(1,989)	–	–	(1,989)
At 31 December 2018	3,154	–	–	3,154
Allowance for impairment losses	(1)	–	–	(1)
Total loans and advances to banks	3,153	–	–	3,153

Loans and advances to customers
At 1 January 2018	156,827	12,150	2,712	171,689
Exchange and other adjustments	679	–	–	679
Additions (repayments)	15,676	(1,159)	(900)	13,617
Transfers to Stage 1[1]	7,763	(7,751)	(12)	–
Transfers to Stage 2	(8,239)	8,458	(219)	–
Transfers to Stage 3	(1,103)	(678)	1,781	–
	(1,579)	29	1,550	–
Recoveries			197	197
Disposal of businesses	(11,224)	(14)	(290)	(11,528)
Financial assets that have been written off during the year			(805)	(805)
At 31 December 2018	160,379	11,006	2,464	173,849
Allowance for impairment losses	(209)	(502)	(823)	(1,534)
Total loans and advances to customers	160,170	10,504	1,641	172,315

1 Includes the effect of the change in transfer criteria approach for mortgages.

Debt securities
At 1 January 2018	3,182	–	–	3,182
Exchange and other adjustments	(251)	–	–	(251)
Additions (repayments)	2,029	–	–	2,029
At 31 December 2018	4,960	–	–	4,960
Allowance for impairment losses	–	–	–	–
Total debt securities	4,960	–	–	4,960
Due from fellow Lloyds Banking Group undertakings	153,585	–	–	153,585
Total financial assets at amortised cost	321,868	10,504	1,641	334,013

Transfers between stages are deemed to have taken place at the start of the reporting period, with all other movements shown in the stage in which the asset is held at 31 December, with the exception of those held within Purchased or originated credit-impaired, which are not transferrable.

Additions (repayments) comprise new loans originated and repayments of outstanding balances throughout the reporting period. Loans which are written off in the period are first transferred to Stage 3 before acquiring a full allowance and subsequent write-off.

At 31 December 2019 £378,457 million (2018: £377,152 million) of loans and advances to customers of the Group and £103,042 million (2018: £109,015 million) of the Bank had a contractual residual maturity of greater than one year.

At 31 December 2019 £1,498 million (2018: £860 million) of loans and advances to banks of the Group and £1,231 million (2018: £547 million) of the Bank had a contractual residual maturity of greater than one year.

At 31 December 2019 £5,314 million (2018: £4,567 million) of debt securities of the Group and £5,241 million (2018: £4,439 million) of the Bank had a contractual residual maturity of greater than one year.

For amounts included above which are subject to reverse repurchase agreements see note 46.

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

17   FINANCE LEASE RECEIVABLES

The Group’s finance lease receivables are classified as loans and advances to customers and accounted for at amortised cost. The balance is analysed as follows:

	The Group		The Bank
	2019 £m	2018 £m	2019 £m	2018 £m
Gross investment in finance leases, receivable:
Not later than 1 year	484	460	70	121
Later than 1 year and not later than 2 years	340	516	6	52
Later than 2 years and not later than 3 years	174	455	6	39
Later than 3 years and not later than 4 years	138	199	6	20
Later than 4 years and not later than 5 years	201	177	5	17
Later than 5 years	695	877	–	–
	2,032	2,684	93	249
Unearned future finance income on finance leases	(478)	(976)	–	(6)
Rentals received in advance	(18)	(22)	–	(49)
Net investment in finance leases	1,536	1,686	93	194

	The Group		The Bank
	2019 £m	2018 £m	2019 £m	2018 £m
Not later than 1 year	404	306	70	93
Later than 1 year and not later than 2 years	322	408	6	41
Later than 2 years and not later than 3 years	126	353	6	30
Later than 3 years and not later than 4 years	98	152	6	14
Later than 4 years and not later than 5 years	166	129	5	16
Later than 5 years	420	338	–	–
Net investment in finance leases	1,536	1,686	93	194

Equipment leased to customers under finance leases primarily relates to structured financing transactions to fund the purchase of aircraft, ships and other large individual value items. There was an allowance for uncollectable finance lease receivables included in the allowance for impairment losses for the Group of £12 million (2018: £1 million).

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

18   ALLOWANCE FOR IMPAIRMENT LOSSES

Analysis of movement in the allowance for impairment losses by Stage.

				Purchased or
The Group				originated
	Stage 1	Stage 2	Stage 3	credit-impaired	Total
Year ended 31 December 2019	£m	£m	£m	£m	£m
In respect of drawn balances
At 1 January 2019	519	992	1,434	78	3,023
Exchange and other adjustments	10	(9)	29	283	313

Transfers to Stage 1	229	(222)	(7)	–	–
Transfers to Stage 2	(53)	92	(39)	–	–
Transfers to Stage 3	(15)	(140)	155	–	–
Impact of transfers between stages	(175)	353	420	–	598
	(14)	83	529	–	598
Other items charged to the income statement	154	(73)	894	(193)	782
Charge to the income statement (note 11)	140	10	1,423	(193)	1,380
Advances written off			(1,827)	(54)	(1,881)
Recoveries of advances written off in previous years			396	28	424
Discount unwind			(52)	–	(52)
At 31 December 2019	669	993	1,403	142	3,207

In respect of undrawn balances
At January 2019	121	63	6	–	190
Exchange and other adjustments	(1)	1	–	–	–

Transfers to Stage 1	19	(19)	–		–
Transfers to Stage 2	(4)	4	–		–
Transfers to Stage 3	(1)	(3)	4		–
Impact of transfers between stages	(17)	24	(1)		6
	(3)	6	3	–	6
Other items charged to the income statement	(26)	7	(4)	–	(23)
Charge to the income statement (note 11)	(29)	13	(1)	–	(17)
At 31 December 2019	91	77	5	–	173
Total at 31 December 2019	760	1,070	1,408	142	3,380

In respect of:
Loans and advances to banks	–	–	–	–	–
Loans and advances to customers	669	993	1,359	142	3,163
Debt securities	–	–	1	–	1
Due from fellow Lloyds Banking Group undertakings	–	–	43	–	43
Financial assets at amortised cost	669	993	1,403	142	3,207
Provisions in relation to loan commitments and financial guarantees	91	77	5	–	173
Total	760	1,070	1,408	142	3,380
Expected credit loss in respect of financial assets at fair value through other comprehensive income (memorandum item)	–	–	–	–	–

Exchange and other adjustments include certain adjustments, prescribed by IFRS 9, in respect of purchased or originated credit-impaired financial assets.

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

18   ALLOWANCE FOR IMPAIRMENT LOSSES (continued)

				Purchased or
				originated
The Group				credit-
	Stage 1	Stage 2	Stage 3	impaired	Total
Year ended 31 December 2018	£m	£m	£m	£m	£m
In respect of drawn balances
Balance at 1 January 2018	590	1,147	1,455	32	3,224
Exchange and other adjustments	1	–	118	–	119

Transfers to Stage 1	304	(299)	(5)		–
Transfers to Stage 2	(46)	85	(39)		–
Transfers to Stage 3	(32)	(131)	163		–
Impact of transfers between stages	(231)	368	324		461
	(5)	23	443		461
Other items charged to the income statement	(59)	(76)	686	–	551
Charge to the income statement (note 11)	(64)	(53)	1,129	–	1,012
Advances written off			(1,579)	–	(1,579)
Disposal of businesses[1]	(8)	(102)	(183)	–	(293)
Recoveries of advances written off in previous years			552	27	579
Discount unwind			(58)	19	(39)
At 31 December 2018	519	992	1,434	78	3,023

In respect of undrawn balances
Balance at 1 January 2018	147	126	–	–	273
Exchange and other adjustments	(6)	(15)	10	–	(11)

Transfers to Stage 1	28	(28)	–		–
Transfers to Stage 2	(6)	6	–		–
Transfers to Stage 3	(2)	(5)	7		–
Impact of transfers between stages	(25)	22	(5)		(8)
	(5)	(5)	2		(8)
Other items charged to the income statement	(15)	(43)	(6)	–	(64)
Charge to the income statement	(20)	(48)	(4)	–	(72)
At 31 December 2018	121	63	6	–	190
Total at 31 December 2018	640	1,055	1,440	78	3,213

In respect of:
Loans and advances to banks	1	–	–	–	1
Loans and advances to customers	518	992	1,432	78	3,020
Debt securities	–	–	2	–	2
Financial assets at amortised cost	519	992	1,434	78	3,023
Provisions in relation to loan commitments and financial guarantees	121	63	6	–	190
Total	640	1,055	1,440	78	3,213
Expected credit loss in respect of financial assets at fair value through other comprehensive income (memorandum item)	1	–	–	–	1

1	Reflected the transfer of assets to Lloyds Bank Corporate Markets plc and the sale of the Group’s Irish mortgage portfolio.

The Group income statement charge comprises:

	2019	2018
	£m	£m
Drawn balances	1,380	1,012
Undrawn balances	(17)	(72)
Financial assets at fair value through other comprehensive income	(1)	(14)
Total	1,362	926
F-55

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

18   ALLOWANCE FOR IMPAIRMENT LOSSES (continued)

The Bank
	Stage 1	Stage 2	Stage 3	Total
Year ended 31 December 2019	£m	£m	£m	£m
In respect of drawn balances
At 1 January 2019	255	502	823	1,580
Exchange and other adjustments	–	–	(33)	(33)

Transfers to Stage 1	113	(109)	(4)	–
Transfers to Stage 2	(17)	33	(16)	–
Transfers to Stage 3	(7)	(68)	75	–
Impact of transfers between stages	(96)	127	227	258
	(7)	(17)	282	258
Other items charged to the income statement	8	(50)	274	232
Charge to the income statement	1	(67)	556	490
Advances written off			(911)	(911)
Recoveries of advances written off in previous years			152	152
Discount unwind			(32)	(32)
At 31 December 2019	256	435	555	1,246

In respect of undrawn balances
At January 2019	41	32	3	76
Exchange and other adjustments	–	–	–	–

Transfers to Stage 1	8	(8)	–	–
Transfers to Stage 2	(2)	2	–	–
Transfers to Stage 3	–	(2)	2	–
Impact of transfers between stages	(7)	15	(1)	7
	(1)	7	1	7
Other items charged to the income statement	4	3	–	7
Charge to the income statement	3	10	1	14
At 31 December 2019	44	42	4	90
Total at 31 December 2019	300	477	559	1,336

In respect of:
Loans and advances to banks	–	–	–	–
Loans and advances to customers	238	435	500	1,173
Debt securities	–	–	–	–
Due from fellow Lloyds Banking Group undertakings	18	–	55	73
Financial assets at amortised cost	256	435	555	1,246
Provisions in relation to loan commitments and financial guarantees	44	42	4	90
Total	300	477	559	1,336
Expected credit loss in respect of financial assets at fair value through other comprehensive income (memorandum item)	–	–	–	–
F-56

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

18   ALLOWANCE FOR IMPAIRMENT LOSSES (continued)

The Bank
	Stage 1	Stage 2	Stage 3	Total
Year ended 31 December 2018	£m	£m	£m	£m
In respect of drawn balances
Balance at 1 January 2018	326	541	761	1,628
Exchange and other adjustments	8	–	42	50

Transfers to Stage 1	138	(136)	(2)	–
Transfers to Stage 2	(22)	43	(21)	–
Transfers to Stage 3	(19)	(74)	93	–
Impact of transfers between stages	(116)	172	156	212
	(19)	5	226	212
Other items charged to the income statement	(54)	(44)	439	341
Charge to the income statement	(73)	(39)	665	553
Advances written off			(805)	(805)
Disposal of businesses[1]	(6)	–	(4)	(10)
Recoveries of advances written off in previous years			197	197
Discount unwind			(33)	(33)
At 31 December 2018	255	502	823	1,580

In respect of undrawn balances
Balance at 1 January 2018	70	54	–	124
Exchange and other adjustments	1	(9)	6	(2)

Transfers to Stage 1	12	(12)	–	–
Transfers to Stage 2	(3)	3	–	–
Transfers to Stage 3	(1)	(2)	3	–
Impact of transfers between stages	(11)	10	(3)	(4)
	(3)	(1)	–	(4)
Other items charged to the income statement	(27)	(12)	(3)	(42)
Charge to the income statement	(30)	(13)	(3)	(46)
At 31 December 2018	41	32	3	76
Total at 31 December 2018	296	534	826	1,656

In respect of:
Loans and advances to banks	1	–	–	1
Loans and advances to customers	209	502	823	1,534
Due from fellow Lloyds Banking Group undertakings	45	–	–	45
Financial assets at amortised cost	255	502	823	1,580
Provisions in relation to loan commitments and financial guarantees	41	32	3	76
Total	296	534	826	1,656
Expected credit loss in respect of financial assets at fair value through other comprehensive income (memorandum item)	1	–	–	1

1	Reflects the transfer of assets to Lloyds Bank Corporate Markets plc.

Transfers between stages are deemed to have taken place at the start of the reporting period, with all other movements shown in the stage in which the asset is held at 31 December, with the exception of those held within Purchased or originated credit-impaired, which are not transferrable. As assets are transferred between stages, the resulting change in expected credit loss of £598 million for the Group and £258 million for the Bank (2018: £461 million for the Group and £212 million for the Bank) for drawn balances, and £6 million for the Group and £7 million for the Bank (2018: £8 million for the Group and £4 million for the Bank) for undrawn balances, is presented separately as Impacts of transfers between stages, in the stage in which the expected credit loss is recognised at the end of the reporting period.

Other items charged to the income statement include the movements in the expected credit loss as a result of new loans originated and repayments of outstanding balances throughout the reporting period. Loans which are written off in the period are first transferred to Stage 3 before acquiring a full allowance and subsequent write-off. Consequently, recoveries on assets previously written-off also occur in Stage 3 only.

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

19   FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	The Group		The Bank
	2019	2018	2019	2018
	£m	£m	£m	£m
Debt securities:
Government securities	13,082	18,971	12,938	18,831
Asset-backed securities	60	57	–	5
Corporate and other debt securities	11,036	5,119	8,783	4,151
	24,178	24,147	21,721	22,987
Treasury and other bills	439	221	439	221
Total financial assets at fair value through other comprehensive income	24,617	24,368	22,160	23,208

At 31 December 2019 £23,385 million (2018: £21,247 million) of financial assets at fair value through other comprehensive income of the Group and £21,052 million (2018: £20,196 million) of the Bank had a contractual residual maturity of greater than one year.

All assets were assessed at Stage 1 at 31 December 2018 and 2019.

20   GOODWILL OF THE GROUP

	2019	2018
	£m	£m
At 1 January and 31 December	474	474
Cost[1]	814	828
Accumulated impairment losses	(340)	(354)
At 31 December	474	474

1	For acquisitions made prior to 1 January 2004, the date of transition to IFRS, cost is included net of amounts amortised up to 31 December 2003.

The goodwill held in the Group’s balance sheet is tested at least annually for impairment. For the purposes of impairment testing the goodwill is allocated to the appropriate cash generating unit; of the total balance of £474 million (2018: £474 million), £302 million, or 64 per cent of the total (2018: £302 million, 64 per cent of the total) has been allocated to Cards and £170 million, or 36 per cent of the total (2018: £170 million, 36 per cent of the total) has been allocated to Motor Finance, both in the Group’s Retail division.

The recoverable amount of the goodwill relating to Motor Finance has also been based on a value in use calculation using pre-tax cash flow projections based on financial budgets and plans approved by management covering a four-year period and a discount rate of 14 per cent. The cash flows beyond the four-year period are extrapolated using a growth rate of 0.5 per cent which does not exceed the long-term average growth rates for the markets in which Motor Finance participates. Management believes that any reasonably possible change in the key assumptions above would not cause the recoverable amount of Motor Finance to fall below its balance sheet carrying value.

 The recoverable amount of the goodwill relating to the Cards business has been based on a value-in-use calculation using pre-tax cash flow projections based on financial budgets and plans approved by management covering a five-year period and a discount rate of 10 per cent. The cash flows beyond the five year period assume no growth. Management believes that any reasonably possible change in the key assumptions above would not cause the recoverable amount of the Cards business to fall below the balance sheet carrying value.

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

21   OTHER INTANGIBLE ASSETS

	The Group						The Bank
	Brands £m	Core deposit intangibles £m	Purchased credit card relation- ships £m	Customer related intangibles £m	Capitalised software enhance- ments £m	Total £m	Capitalised software enhance- ments £m
Cost:
At 1 January 2018	596	2,770	1,017	471	2,661	7,515	2,331
Transfers in	–	–	–	–	324	324	–
Additions	–	–	–	–	1,020	1,020	977
Disposals and write-offs	–	–	(15)	–	(52)	(67)	(2)
Disposal of business	(12)	–	–	(421)	(46)	(479)	–
At 31 December 2018	584	2,770	1,002	50	3,907	8,313	3,306
Additions	–	–	–	–	1,029	1,029	978
Disposals and write-offs	–	–	–	–	(10)	(10)	(4)
At 31 December 2019	584	2,770	1,002	50	4,926	9,332	4,280
Accumulated amortisation:
At 1 January 2018	193	2,770	355	452	1,079	4,849	916
Transfers in	–	–	–	–	117	117	–
Charge for the year	23	–	71	12	394	500	328
Disposals and write-offs	–	–	(15)	–	(34)	(49)	–
Disposal of business	(12)	–	–	(414)	–	(426)	–
At 31 December 2018	204	2,770	411	50	1,556	4,991	1,244
Charge for the year (note 9)	–	–	70	–	492	562	420
Disposals and write-offs	–	–	–	–	(2)	(2)	(2)
At 31 December 2019	204	2,770	481	50	2,046	5,551	1,662
Balance sheet amount at 31 December 2019	380	–	521	–	2,880	3,781	2,618
Balance sheet amount at 31 December 2018	380	–	591	–	2,351	3,322	2,062

Brands of £380 million (2018: £380 million) that have been determined to have indefinite useful lives and are not amortised. These brands use the Bank of Scotland name which has been in existence for over 300 years. These brands are well established financial services brands and there are no indications that they should not have an indefinite useful life.

The purchased credit card relationships represent the benefit of recurring income generated from portfolios of credit cards purchased. The balance sheet amount at 31 December 2019 is expected to be amortised over its remaining useful life of eight years.

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

22   PROPERTY, PLANT AND EQUIPMENT

	The Group						The Bank
	Investment properties £m	Premises £m	Equipment £m	Operating lease assets £m	Right-of- use asset[1] £m	Total £m	Premises £m	Equipment £m	Operating lease assets £m	Right-of- use asset[1] £m	Total £m
Cost or valuation:
At 1 January 2018	50	1,763	5,055	6,528		13,396	1,626	6,172	130		7,928
Exchange and other adjustments	–	–	–	9		9	14	(6)	4		12
Additions	–	71	516	1,754		2,341	57	452	–		509
Expenditure on investment properties (see below)	17	–	–	–		17	–	–	–		–
Disposals	(32)	(643)	(571)	(1,538)		(2,784)	(422)	(351)	(134)		(907)
Disposal of business	–	(11)	(34)	(111)		(156)	–	–	–		–
At 31 December 2018	35	1,180	4,966	6,642		12,823	1,275	6,267	–		7,542
Adjustment on adoption of IFRS 16 (note 49)	–	–	–	–	1,655	1,655	–	–	–	883	883
Balance at 1 January 2019	35	1,180	4,966	6,642	1,655	14,478	1,275	6,267	–	883	8,425
Exchange and other adjustments	–	3	4	–	–	7	21	–	–	–	21
Additions	–	118	518	1,693	183	2,512	62	484	–	114	660
Expenditure on investment properties (see below)	11	–	–	–	–	11	–	–	–	–	–
Change in fair value of investment properties	(8)	–	–	–	–	(8)	–	–	–	–	–
Disposals	(23)	(243)	(231)	(1,681)	(25)	(2,203)	(271)	(210)	–	(16)	(497)
At 31 December 2019	15	1,058	5,257	6,654	1,813	14,797	1,087	6,541	–	981	8,609
Accumulated depreciation and impairment:
At 1 January 2018	–	711	2,117	1,506		4,334	1,023	3,632	21		4,676
Exchange and other adjustments	–	–	–	4		4	5	(4)	–		1
Depreciation charge for the year	–	121	713	1,015		1,849	62	639	2		703
Disposals	–	(628)	(534)	(595)		(1,757)	(403)	(352)	(23)		(778)
Disposal of business	–	(5)	(26)	(91)		(122)	–	–	–		–
At 31 December 2018	–	199	2,270	1,839		4,308	687	3,915	–		4,602
Exchange and other adjustments	–	–	(1)	(33)	1	(33)	8	–	–	3	11
Depreciation charge for the year (note 9)	–	121	710	1,006	203	2,040	67	648	–	110	825
Disposals	–	(225)	(176)	(584)	–	(985)	(257)	(166)	–	–	(423)
At 31 December 2019	–	95	2,803	2,228	204	5,330	505	4,397	–	113	5,015
Balance sheet amount at 31 December 2019	15	963	2,454	4,426	1,609	9,467	582	2,144	–	868	3,594
Balance sheet amount at 31 December 2018	35	981	2,696	4,803	–	8,515	588	2,352	–	–	2,940

1	Primarily premises.

Expenditure on investment properties is comprised as follows:

	2019 £m	2018 £m
Acquisitions of new properties	11	17
Additional expenditure on existing properties	–	–
	11	17

The table above analyses movements in investment properties, all of which are categorised as level 3. See note 43 for details of levels in the fair value hierarchy.

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

22   PROPERTY, PLANT AND EQUIPMENT (continued)

At 31 December the future minimum rentals receivable by the Group under non-cancellable operating leases were as follows:

	2019 £m	2018 £m
Receivable within 1 year	977	1,095
1 to 2 years	620	681
2 to 3 years	312	332
3 to 4 years	102	113
4 to 5 years	12	30
Over 5 years	2	6
Total future minimum rentals receivable	2,025	2,257

Equipment leased to customers under operating leases primarily relates to vehicle contract hire arrangements.

23   INVESTMENT IN SUBSIDIARY UNDERTAKINGS OF THE BANK

	2019 £m	2018 £m
At 1 January	32,656	32,878
Additions and capital injections	1,766	110
Capital contributions	53	73
Capital repayments	(212)	(210)
Disposals	(20)	(103)
Impairment[1]	(159)	(92)
At 31 December	34,084	32,656

1	During the year ended 31 December 2019 the Bank wrote-down the carrying value of its investments in certain subsidiaries, following a review of their financial position and anticipated future activities.

Certain subsidiary companies currently have insufficient distributable reserves to make dividend payments, however, there were no further significant restrictions on any of the Company’s subsidiaries in paying dividends or repaying loans and advances. All regulated banking subsidiaries are required to maintain capital at levels agreed with the regulators; this may impact those subsidiaries’ ability to make distributions.

24   OTHER ASSETS

	The Group		The Bank
	2019 £m	2018 £m	2019 £m	2018 £m
Settlement balances	490	223	437	150
Investments in joint ventures and associates	3	5	5	5
Other assets and prepayments	2,034	2,011	556	694
Total other assets	2,527	2,239	998	849
F-61

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

25   FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	The Group		The Bank
	2019 £m	2018 £m	2019 £m	2018 £m

Liabilities designated at fair value through profit or loss: debt securities in issue	7,531	7,085	7,484	7,032
Trading liabilities:
Liabilities in respect of securities sold under repurchase agreements	–	10,258	–	10,258
Other deposits	98	270	140	362
Short positions in securities	73	117	73	67
	171	10,645	213	10,687
Financial liabilities at fair value through profit or loss	7,702	17,730	7,697	17,719

At 31 December 2019, the Group had £7,376 million (2018: £7,097 million) and the Bank had £7,328 million (2018: £7,036 million) of trading and other liabilities at fair value through profit or loss with a contractual residual maturity of greater than one year.

Liabilities designated at fair value through profit or loss primarily represent debt securities in issue which either contain substantive embedded derivatives which would otherwise need to be recognised and measured at fair value separately from the related debt securities, or which are accounted for at fair value to significantly reduce an accounting mismatch.

The amount contractually payable on maturity of the debt securities held at fair value through profit or loss at 31  December  2019 was £14,365  million (2018: £15,435 million), which was £6,834 million higher than the balance sheet carrying value (2018: £8,350 million higher). At 31 December 2019 there was a cumulative £33 million increase (2018: £386 million decrease) in the fair value of these liabilities attributable to changes in credit spread risk; this is determined by reference to the quoted credit spreads of the Bank. Of the cumulative amount, an increase of £419 million arose in 2019 and a decrease of £533 million arose in 2018.

For the fair value of collateral pledged in respect of repurchase agreements see note 46.

26   DEBT SECURITIES IN ISSUE

	The Group		The Bank
	2019 £m	2018 £m	2019 £m	2018 £m
Medium-term notes issued	26,628	17,314	25,603	16,221
Covered bonds (note 27)	29,818	28,194	25,359	22,351
Certificates of deposit issued	4,925	6,667	4,925	6,667
Securitisation notes (note 27)	7,329	5,480	–	–
Commercial paper	7,731	6,878	5,622	4,548
Total debt securities in issue	76,431	64,533	61,509	49,787

At 31 December 2019 £41,762 million (2018: £44,749 million) of debt securities in issue of the Group and £32,152 million (2018: £32,923 million) of the Bank had a contractual residual maturity of greater than one year.

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

27   SECURITISATIONS AND COVERED BONDS

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

The Group’s principal securitisation and covered bonds programmes, together with the balances of the advances subject to these arrangements and the carrying value of the notes in issue at 31 December, are listed below. The notes in issue are reported in note 26.

	2019		2018
	Loans and advances securitised £m	Notes in issue £m	Loans and advances securitised £m	Notes in issue £m
Securitisation programmes
UK residential mortgages	25,815	23,505	25,018	22,485
Commercial loans	5,116	6,038	5,746	6,577
Credit card receivables	8,164	5,767	8,060	5,263
Motor vehicle finance	3,450	3,462	2,850	2,855
	42,545	38,772	41,674	37,180
Less held by the Group		(31,396)		(31,647)
Total securitisation programmes (notes 25 and 26)[1]		7,376		5,533

Covered bond programmes
Residential mortgage-backed	37,579	29,318	34,963	27,694
Social housing loan-backed	1,552	600	1,839	1,200
	39,131	29,918	36,802	28,894
Less held by the Group		(100)		(700)
Total covered bond programmes (note 26)		29,818		28,194

Total securitisation and covered bond programmes		37,194		33,727

1	Includes £47 million (2018: £53 million) of securitisation notes held at fair value through profit or loss.

Cash deposits of £4,703 million (2018: £4,102 million) which support the debt securities issued by the structured entities, the term advances related to covered bonds and other legal obligations are held by the Group. Additionally, the Group had certain contractual arrangements to provide liquidity facilities to some of these structured entities. At 31 December 2019 these obligations had not been triggered and the maximum exposure under these facilities was £56 million (2018: £88 million).

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

The Group recognises the full liabilities associated with its securitisation and covered bond programmes within debt securities in issue, although the obligations of the Group in respect of its securitisation issuances are limited to the cash flows generated from the underlying assets. The Group could be required to provide additional support to a number of the securitisation programmes to support the credit ratings of the debt securities issued, in the form of increased cash reserves and the holding of subordinated notes. Further, certain programmes contain contractual obligations that require the Group to repurchase assets should they become credit impaired.

The Group has not provided financial or other support by voluntarily offering to repurchase assets from any of its public securitisation programmes during 2019 (2018: none).

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

28   OTHER LIABILITIES

	The Group		The Bank
	2019 £m	2018 £m	2019 £m	2018 £m
Settlement balances	274	30	9	32
Lease liabilities	1,755	46	975	46
Other creditors and accruals	3,571	4,259	1,808	3,444
	5,600	4,335	2,792	3,522

The maturity of the lease liabilities was as follows
	The Group		The Bank
	2019 £m	2018 £m	2019 £m	2018 £m
Not later than 1 year	238	10	132	10
Later than 1 year and not later than 2 years	220	9	124	9
Later than 2 years and not later than 3 years	192	7	106	7
Later than 3 years and not later than 4 years	156	6	84	6
Later than 4 years and not later than 5 years	156	2	84	2
Later than 5 years	793	12	445	12
	1,755	46	975	46

The Group adopted IFRS 16 Leases from 1 January 2019, see note 1.

29 RETIREMENT BENEFIT OBLIGATIONS
		2019 £m	2018 £m	2017 £m
Charge to the Group income statement
Defined benefit pension schemes		241	396	334
Other post-retirement benefit schemes		4	4	7
Total defined benefit schemes		245	400	341
Defined contribution pension schemes		273	288	242
Total charge to the income statement – continuing operations (note 9)		518	688	583

In addition, in 2018 there was a charge of £8 million (2017: £42 million) within discontinued operations (see note 13).

	The Group		The Bank
	2019 £m	2018 £m	2019 £m	2018 £m
Amounts recognised in the balance sheet
Retirement benefit assets	681	1,267	386	704
Retirement benefit obligations	(257)	(245)	(124)	(121)
Total amounts recognised in the balance sheet	424	1,022	262	583

The total amount recognised in the balance sheet relates to:

	The Group		The Bank
	2019 £m	2018 £m	2019 £m	2018 £m
Defined benefit pension schemes	550	1,146	347	667
Other post-retirement benefit schemes	(126)	(124)	(85)	(84)
Total amounts recognised in the balance sheet	424	1,022	262	583

Pension schemes

DEFINED BENEFIT SCHEMES

(i) Characteristics of and risks associated with the Group’s schemes

The Group has established a number of defined benefit pension schemes in the UK and overseas. All significant schemes are based in the UK, with the three most significant being the main section of the Lloyds Bank Pension Scheme No. 1, the Lloyd’s Bank Pension Scheme No. 2 and the HBOS Final Salary Pension Scheme. At 31 December 2019, these schemes represented 94 per cent of the Group’s total gross defined benefit pension assets (2018: 94 per cent). These schemes provide retirement benefits calculated as a percentage of final pensionable salary depending upon the length of service; the minimum retirement age under the rules of the schemes at 31 December 2019 is generally 55 although certain categories of member are deemed to have a contractual right to retire at 50.

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

29   RETIREMENT BENEFIT OBLIGATIONS (continued)

The Group operates both funded and unfunded pension arrangements; the majority, including the three most significant schemes, are funded schemes in the UK. All of these UK funded schemes are operated as separate legal entities under trust law, are in compliance with the Pensions Act 2004 and are managed by a Trustee Board (the Trustee) whose role is to ensure that their Scheme is administered in accordance with the Scheme rules and relevant legislation, and to safeguard the assets in the best interests of all members and beneficiaries. The Trustee is solely responsible for setting investment policy and for agreeing funding requirements with the employer through the funding valuation process. The Board of Trustees must be composed of representatives of the Company and plan participants in accordance with the Scheme’s regulations.

A valuation to determine the funding status of each scheme is carried out at least every three years, whereby scheme assets are measured at market value and liabilities (technical provisions) are measured using prudent assumptions. If a deficit is identified a recovery plan is agreed between the employer and the scheme Trustee and sent to the Pensions Regulator for review. The Group has not provided for these deficit contributions as the future economic benefits arising from these contributions are expected to be available to the Group. The Group’s overseas defined benefit pension schemes are subject to local regulatory arrangements.

The most recent triennial funding valuation of the Group’s three main schemes, based on the position as at 31 December 2016, showed an aggregate funding deficit of £7.3 billion (a funding level of 85.6 per cent) compared to a £5.2 billion deficit (a funding level of 85.9 per cent) for the previous valuation as at 30 June 2014. In the light of this funding deficit, and in contemplation of the changes that the Group had made as a result of its Structural Reform Programme, the Group agreed a recovery plan with the trustees. Under the plan, deficit contributions of £618 million were paid during 2019, and these will rise to £798 million in 2020, £1,287 million in 2021 and £1,305 million per annum from 2022 to 2024. Contributions in the later years will be subject to review and renegotiation at subsequent funding valuations. The next funding valuation is due to be completed by March 2021 with an effective date of 31 December 2019. The deficit contributions are in addition to the regular contributions to meet benefits accruing over the year, and to cover the expenses of running the scheme. The Group currently expects to pay contributions of approximately £1,200 million to its defined benefit schemes in 2020.

During 2009, the Group made one-off contributions to the Lloyds Bank Pension Scheme No 1 and Lloyds Bank Pension Scheme No 2 in the form of interests in limited liability partnerships for each of the two schemes which hold assets to provide security for the Group’s obligations to the two schemes. At 31 December 2019, the limited liability partnerships held assets of approximately £6.7 billion. The limited liability partnerships are consolidated fully in the Group’s balance sheet.

The Group has also established three private limited companies which hold assets to provide security for the Group’s obligations to the HBOS Final Salary Pension Scheme, a section of the Lloyds Bank Pension Scheme No 1 and the Lloyds Bank Offshore Pension Scheme. At 31 December 2019 these held assets of approximately £4.8 billion in aggregate. The private limited companies are consolidated fully in the Group’s balance sheet. The terms of these arrangements require the Group to maintain assets in these vehicles to agreed minimum values in order to secure obligations owed to the relevant Group pension schemes. The Group has satisfied this requirement during 2019.

The last funding valuations of other Group schemes were carried out on a number of different dates. In order to report the position under IAS 19 as at 31 December 2019 the most recent valuation results for all schemes have been updated by qualified independent actuaries. The funding valuations use a more prudent approach to setting the discount rate and more conservative longevity assumptions than the IAS 19 valuations.

In July 2018 a decision was sought from the High Court in respect of the requirement to equalise the Guaranteed Minimum Pension (GMP) benefits accrued between 1990 and 1997 from contracting out of the State Earnings Related Pension Scheme. In its judgment handed down on 26 October 2018 the High Court confirmed the requirement to treat men and women equally with respect to these benefits and a range of methods that the Trustee is entitled to adopt to achieve equalisation. The Group recognised a past service cost of £108 million in respect of equalisation in 2018 and, following agreement of the detailed implementation approach with the Trustee, a further £33 million has been recognised in 2019.

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

29   RETIREMENT BENEFIT OBLIGATIONS (continued)

(ii) Amounts in the financial statements

	The Group		The Bank
	2019 £m	2018 £m	2019 £m	2018 £m
Amount included in the balance sheet
Present value of funded obligations	(45,241)	(41,092)	(28,072)	(25,198)
Fair value of scheme assets	45,791	42,238	28,419	25,865
Net amount recognised in the balance sheet	550	1,146	347	667

	The Group		The Bank
	2019 £m	2018 £m	2019 £m	2018 £m
Net amount recognised in the balance sheet
At 1 January	1,146	586	667	633
Net defined benefit pension charge	(241)	(396)	(129)	(193)
Actuarial gains (losses) on defined benefit obligation	(4,958)	1,641	(3,473)	760
Return on plan assets	3,531	(1,529)	2,700	(983)
Employer contributions	1,062	827	558	451
Transfer of subsidiary[1]	–	(9)	–	–
Exchange and other adjustments	10	26	24	(1)
At 31 December	550	1,146	347	667

1	Prior to the disposal of the Scottish Widows Group in 2018, its subsidiary Scottish Widows Services Limited transferred to the direct ownership of the Bank; this subsidiary is the participating employer in the Scottish Widows Retirement Benefits Scheme.

	The Group		The Bank
	2019 £m	2018 £m	2019 £m	2018 £m
Movements in the defined benefit obligation
At 1 January	(41,092)	(43,136)	(25,198)	(27,041)
Current service cost	(201)	(257)	(98)	(119)
Interest expense	(1,172)	(1,119)	(737)	(689)
Remeasurements:
Actuarial losses – experience	(29)	(439)	35	(333)
Actuarial (losses) gains – demographic assumptions	471	(201)	304	(188)
Actuarial gains (losses) – financial assumptions	(5,400)	2,281	(3,812)	1,281
Benefits paid	2,174	3,036	1,436	1,965
Past service cost	(44)	(108)	(33)	(66)
Settlements	17	17	–	–
Curtailments	–	(12)	–	(4)
Transfer of subsidiary	–	(1,154)	–	–
Exchange and other adjustments	35	–	31	(4)
At 31 December	(45,241)	(41,092)	(28,072)	(25,198)
F-66

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

29   RETIREMENT BENEFIT OBLIGATIONS (continued)

	The Group		The Bank
	2019 £m	2018 £m	2019 £m	2018 £m
Analysis of the defined benefit obligation:
Active members	(6,413)	(6,448)	(3,433)	(3,487)
Deferred members	(16,058)	(14,208)	(9,679)	(8,608)
Pensioners	(21,032)	(18,885)	(13,714)	(11,971)
Dependants	(1,738)	(1,551)	(1,246)	(1,132)
	(45,241)	(41,092)	(28,072)	(25,198)

	The Group		The Bank
	2019 £m	2018 £m	2019 £m	2018 £m
Changes in the fair value of scheme assets
At 1 January	42,238	43,722	25,865	27,674
Return on plan assets excluding amounts included in interest income	3,531	(1,529)	2,700	(983)
Interest income	1,220	1,141	765	710
Employer contributions	1,062	827	558	451
Benefits paid	(2,174)	(3,036)	(1,436)	(1,965)
Settlements	(18)	(18)	–	–
Administrative costs paid	(43)	(40)	(26)	(25)
Transfer of subsidiary	–	1,145	–	–
Exchange and other adjustments	(25)	26	(7)	3
At 31 December	45,791	42,238	28,419	25,865

The expense recognised in the income statement for the year ended 31 December comprises:

			The Group
			2019 £m	2018 £m
Current service cost			201	257
Net interest amount			(48)	(22)
Past service credits and curtailments			–	12
Settlements			1	1
Past service cost – plan amendments			44	108
Plan administration costs incurred during the year			43	40
Total defined benefit pension expense			241	396
F-67

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

29   RETIREMENT BENEFIT OBLIGATIONS (continued)

(iii) Composition of scheme assets:

	2019			2018
The Group	Quoted £m	Unquoted £m	Total £m	Quoted £m	Unquoted £m	Total £m
Equity instruments	555	39	594	637	222	859
Debt instruments[1]:
Fixed interest government bonds	8,893	–	8,893	7,449	–	7,449
Index-linked government bonds	18,207	–	18,207	16,477	–	16,477
Corporate and other debt securities	10,588	–	10,588	8,813	–	8,813
Asset-backed securities	–	–	–	138	–	138
	37,688	–	37,688	32,877	–	32,877
Property	–	158	158	–	556	556
Pooled investment vehicles	4,773	10,585	15,358	4,578	10,494	15,072
Money market instruments, derivatives, cash and
other assets and liabilities	204	(8,211)	(8,007)	(283)	(6,843)	(7,126)
At 31 December	43,220	2,571	45,791	37,809	4,429	42,238

1	Of the total debt instruments, £33,134 million (31 December 2018: £29,033 million) were investment grade (credit ratings equal to or better than ‘BBB’).

	2019			2018
The Bank	Quoted £m	Unquoted £m	Total £m	Quoted £m	Unquoted £m	Total £m
Equity instruments	385	26	411	299	215	514
Debt instruments[1]:
Fixed interest government bonds	3,198	–	3,198	2,570	–	2,570
Index-linked government bonds	11,254	–	11,254	10,236	–	10,236
Corporate and other debt securities	6,791	–	6,791	5,987	–	5,987
	21,243	–	21,243	18,793	–	18,793
Pooled investment vehicles	2,527	7,203	9,730	2,405	7,192	9,597
Money market instruments, derivatives, cash and
other assets and liabilities	(145)	(2,820)	(2,965)	(589)	(2,450)	(3,039)
At 31 December	24,010	4,409	28,419	20,908	4,957	25,865

1	Of the total debt instruments, £18,724 million (31 December 2018: £16,472 million) were investment grade (credit ratings equal to or better than ‘BBB’).

The assets of all the funded plans are held independently of the Group’s assets in separate trustee administered funds.

The pension schemes’ pooled investment vehicles comprise:

	The Group		The Bank
	2019 £m	2018 £m	2019 £m	2018 £m
Equity funds	2,429	2,329	1,706	1,705
Hedge and mutual funds	2,886	2,487	1,818	1,488
Liquidity funds	1,126	2,329	980	1,336
Bond and debt funds	971	313	211	–
Other	7,946	7,614	5,015	5,068
At 31 December	15,358	15,072	9,730	9,597

The Trustee’s approach to investment is focused on acting in the members’ best financial interests, with the integration of ESG (Environmental, Social and Governance) considerations into investment management processes and practices. This policy is reviewed annually (or more frequently as required) and has been shared with the schemes’ investment managers for implementation.

F-68

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

29   RETIREMENT BENEFIT OBLIGATIONS (continued)

(iv) Assumptions

The principal actuarial and financial assumptions used in valuations of the defined benefit pension schemes were as follows:

	2019%	2018%
Discount rate	2.05	2.90
Rate of inflation:
Retail Prices Index	2.94	3.20
Consumer Price Index	1.99	2.15
Rate of salary increases	0.00	0.00
Weighted-average rate of increase for pensions in payment	2.57	2.73
	2019 Years	2018 Years
Life expectancy for member aged 60, on the valuation date:
Men	27.5	27.8
Women	29.2	29.4
Life expectancy for member aged 60, 15 years after the valuation date:
Men	28.5	28.8
Women	30.3	30.6

The mortality assumptions used in the UK scheme valuations are based on standard tables published by the Institute and Faculty of Actuaries which were adjusted in line with the actual experience of the relevant schemes. The table shows that a member retiring at age 60 at 31 December 2019 is assumed to live for, on average, 27.5 years for a male and 29.2 years for a female. In practice there will be much variation between individual members but these assumptions are expected to be appropriate across all members. It is assumed that younger members will live longer in retirement than those retiring now. This reflects the expectation that mortality rates will continue to fall over time as medical science and standards of living improve. To illustrate the degree of improvement assumed the table also shows the life expectancy for members aged 45 now, when they retire in 15 years’ time at age 60.

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

Interest rate risk: The defined benefit obligation is determined using a discount rate derived from yields on AA-rated corporate bonds. A decrease in corporate bond yields will increase plan liabilities although this will be materially offset by an increase in the value of bond holdings and through the use of derivatives.

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

F-69

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

29   RETIREMENT BENEFIT OBLIGATIONS (continued)

Sensitivity analysis

The effect of reasonably possible changes in key assumptions on the value of scheme liabilities and the resulting pension charge in the Group’s income statement and on the net defined benefit pension scheme asset, for the Group’s three most significant schemes is set out below. The sensitivities provided assume that all other assumptions and the value of the schemes’ assets remain unchanged, and are not intended to represent changes that are at the extremes of possibility. The calculations are approximate in nature and full detailed calculations could lead to a different result. It is unlikely that isolated changes to individual assumptions will be experienced in practice. Due to the correlation of assumptions, aggregating the effects of these isolated changes may not be a reasonable estimate of the actual effect of simultaneous changes in multiple assumptions.

	Effect of reasonably possible alternative assumptions
	Increase (decrease) in the income statement charge		(Increase) decrease in the net defined benefit pension scheme surplus
	2019 £m	2018 £m	2019 £m	2018 £m
Inflation (including pension increases):[1]
Increase of 0.1 per cent	12	14	467	410
Decrease of 0.1 per cent	(12)	(14)	(460)	(395)
Discount rate:[2]
Increase of 0.1 per cent	(20)	(27)	(763)	(670)
Decrease of 0.1 per cent	21	25	784	686
Expected life expectancy of members:
Increase of one year	40	43	1,636	1,299
Decrease of one year	(39)	(42)	(1,575)	(1,257)

1	At 31 December 2019, the assumed rate of RPI inflation is 2.94 per cent and CPI inflation 1.99 per cent (2018: RPI 3.20 per cent and CPI 2.15 per cent).

2	At 31 December 2019, the assumed discount rate is 2.05 per cent (2018: 2.90 per cent).

Sensitivity analysis method and assumptions

The sensitivity analysis above reflects the impact on the liabilities of the Group’s three most significant schemes which account for over 90 per cent of the Group’s defined benefit obligations. Whilst differences in the underlying liability profiles for the remainder of the Group’s pension arrangements mean they may exhibit slightly different sensitivities to variations in these assumptions, the sensitivities provided above are indicative of the impact across the Group as a whole.

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

On 28 January 2020, the main schemes entered into a £10 billion longevity insurance arrangement to hedge around 20 per cent of the schemes’ exposure to unexpected increases in life expectancy. This arrangement will form part of the schemes’ investment portfolio and will provide income to the schemes in the event that pensions are paid out for longer than expected. The transaction is structured as a pass-through with Scottish Widows as the insurer, and onwards reinsurance to Pacific Life Re Limited.

At 31 December 2019 the asset-liability matching strategy mitigated 106 per cent of the liability sensitivity to interest rate movements and 103 per cent of the liability sensitivity to inflation movements. In addition a small amount of interest rate sensitivity arises through holdings of corporate and other debt securities.

F-70

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

29   RETIREMENT BENEFIT OBLIGATIONS (continued)

Maturity profile of defined benefit obligation

The following table provides information on the weighted average duration of the defined benefit pension obligations and the distribution and timing of benefit payments:

	The Group		The Bank
	2019 Years	2018 Years	2019 Years	2018 Years
Duration of the defined benefit obligation	18	18	16	17

	The Group		The Bank
	2019 £m	2018 £m	2019 £m	2018 £m
Maturity analysis of benefits expected to be paid:
Within 12 months	1,274	1,225	892	839
Between 1 and 2 years	1,373	1,299	963	900
Between 2 and 5 years	4,455	4,303	3,086	2,952
Between 5 and 10 years	8,426	8,305	5,673	5,543
Between 10 and 15 years	9,229	9,416	5,962	6,044
Between 15 and 25 years	17,400	18,417	10,603	11,052
Between 25 and 35 years	13,999	15,631	8,044	8,834
Between 35 and 45 years	8,291	9,924	4,266	5,074
In more than 45 years	3,160	4,270	1,208	1,661

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

During the year ended 31 December 2019 the charge to the continuing operations income statement in respect of defined contribution schemes was £273 million (2018: £288 million; 2017: £242 million), representing the contributions payable by the employer in accordance with each scheme’s rules. In addition, in 2018 £3 million (2017: £14 million) was charged within discontinued operations (see note 13).

Other post-retirement benefit schemes

The Group operates a number of schemes which provide post-retirement healthcare benefits to certain employees, retired employees and their dependants. The principal scheme relates to former Lloyds Bank staff and under this scheme the Group has undertaken to meet the cost of post-retirement healthcare for all eligible former employees (and their dependants) who retired prior to 1 January 1996. The Group has entered into an insurance contract to provide these benefits and a provision has been made for the estimated cost of future insurance premiums payable.

For the principal post-retirement healthcare scheme, the latest actuarial valuation of the liability was carried out at 31 December 2019 by qualified independent actuaries. The principal assumptions used were as set out above, except that the rate of increase in healthcare premiums has been assumed at 6.54 per cent (2018: 6.81 per cent).

Movements in the other post-retirement benefits obligation:

	The Group		The Bank
	2019 £m	2018 £m	2019 £m	2018 £m
At 1 January	(124)	(144)	(84)	(103)
Actuarial gains	(6)	18	(3)	17
Insurance premiums paid	7	5	5	4
Charge for the year	(4)	(4)	(2)	(3)
Exchange and other adjustments	1	1	(1)	1
At 31 December	(126)	(124)	(85)	(84)
F-71

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

30   DEFERRED TAX

The Group’s and the Bank’s deferred tax assets and liabilities are as follows:

	The Group		The Bank
	2019 £m	2018 £m	2019 £m	2018 £m
Statutory position
Deferred tax assets	3,366	3,222	2,029	1,984
Deferred tax liabilities	–	–	–	–
Net deferred tax asset	3,366	3,222	2,029	1,984

Tax disclosure
Deferred tax assets	4,710	4,738	2,715	2,732
Deferred tax liabilities	(1,344)	(1,516)	(686)	(748)
Net deferred tax asset	3,366	3,222	2,029	1,984

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

As a result of legislation enacted in 2016, the UK corporation tax rate was due to reduce from 19 per cent to 17 per cent on 1 April 2020. The Group measures its deferred tax assets and liabilities at the value expected to be recoverable or payable in future periods, and re-measures them at each reporting date based on the most recent estimates of utilisation or settlement, including the impact of bank surcharge where appropriate. The deferred tax impact of this re-measurement in 2019 is a charge of £25 million in the income statement and a credit of £8 million in other comprehensive income.

Within the March 2020 budget, the UK government stated its intention to maintain the corporation tax rate at 19 per cent on 1 April 2020. Had this rate change been substantively enacted at 31 December 2019, the effect would have been to increase net deferred tax assets by £397 million.

On 29 October 2018, the UK government announced its intention to restrict the use of capital tax losses to 50 per cent of any future gains arising. Had this restriction been substantively enacted at 31 December 2019, the effect would have been to reduce net deferred tax assets by £10 million for the Group and £nil for the Bank.

Movements in deferred tax liabilities and assets (before taking into consideration the offsetting of balances within the same taxing jurisdiction) can be summarised as follows:

The Group Deferred tax assets	Tax losses £m	Property, plant and equipment £m	Pension liabilities £m	Provisions £m	Share-based payments £m	Derivatives £m	Other temporary differences £m	Total £m
At 1 January 2018	4,011	715	79	355	35	–	11	5,206
(Charge) credit to the income statement	(228)	(69)	92	(21)	(2)	–	(5)	(233)
Credit to other comprehensive income	–	–	(92)	(138)	–	–	–	(230)
Impact of acquisitions and disposals	–	–	–	–	(5)	–	–	(5)
At 31 December 2018	3,783	646	79	196	28	–	6	4,738
(Charge) credit to the income statement	(183)	3	(100)	(87)	4	19	126	(218)
Credit to other comprehensive income	–	–	74	116	–	–	–	190
At 31 December 2019	3,600	649	53	225	32	19	132	4,710
Deferred tax liabilities			Acquisition fair value £m	Pension assets £m	Derivatives £m	Asset revaluations[1] £m	Other temporary differences £m	Total £m
At 1 January 2018			(832)	(181)	(492)	(201)	(94)	(1,800)
(Charge) credit to the income statement			134	(67)	(33)	(37)	1	(2)
(Charge) credit to other comprehensive income			–	(25)	137	137	–	249
Impact of acquisitions and disposals			–	–	–	–	34	34
Exchange and other adjustments			–	–	–	–	3	3
At 31 December 2018			(698)	(273)	(388)	(101)	(56)	(1,516)
(Charge) credit to the income statement			215	59	(34)	(21)	(53)	166
(Charge) credit to other comprehensive income			–	64	(140)	84	–	8
Exchange and other adjustments			–	–	–	–	(2)	(2)
At 31 December 2019			(483)	(150)	(562)	(38)	(111)	(1,344)

1	Financial assets at fair value through other comprehensive income.
F-72

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

30   DEFERRED TAX (continued)

The Bank Deferred tax assets	Tax losses £m	Property, plant and equipment £m	Pension liabilities £m	Provisions £m	Share-based payments £m	Other temporary differences £m	Total £m
At 1 January 2018	2,433	404	40	198	25	5	3,105
(Charge) credit to the income statement	(149)	(60)	60	(7)	(5)	(4)	(165)
Credit to other comprehensive income	–	–	(70)	(138)	–	–	(208)
At 31 December 2018	2,284	344	30	53	20	1	2,732
(Charge) credit to the income statement	(86)	(20)	(57)	(41)	(1)	12	(193)
Charge to other comprehensive income	–	–	60	116	–	–	176
At 31 December 2019	2,198	324	33	128	19	13	2,715
Deferred tax liabilities			Pension assets £m	Derivatives £m	Asset revaluations[1] £m	Other temporary differences £m	Total £m
At 1 January 2018			(175)	(518)	(203)	(63)	(959)
(Charge) credit to the income statement			(45)	–	(14)	32	(27)
(Charge) credit to other comprehensive income			44	87	114	–	245
Exchange and other adjustments			–	–	–	(7)	(7)
At 31 December 2018			(176)	(431)	(103)	(38)	(748)
(Charge) credit to the income statement			59	–	(19)	17	57
Credit to other comprehensive income			20	(105)	86	(1)	–
Exchange and other adjustments			–	–	–	5	5
At 31 December 2019			(97)	(536)	(36)	(17)	(686)

1	Financial assets at fair value through other comprehensive income.

Deferred tax not recognised

No deferred tax has been recognised in respect of foreign trade losses where it is not more likely than not that we will be able to utilise them in future periods. Of the asset not recognised, £35 million for the Group and £nil for the Bank (2018: £36 million for the Group and £nil for the Bank) relates to losses that will expire if not used within 20 years, and £45 million for the Group and £5 million for the Bank (2018: £52 million for the Group and £7 million for the Bank) relates to losses with no expiry date.

Deferred tax assets of approximately £111 million (2018: £121 million) for the Group and £84 million (2018: £98 million) for the Bank have not been recognised in respect of £650 million for the Group and £497 million for the Bank of UK tax losses and other temporary differences which can only be used to offset future capital gains. UK capital losses can be carried forward indefinitely.

In addition, no deferred tax asset is recognised in respect of unrelieved foreign tax credits of £46 million (2018: £46 million) for the Group and £7 million (2018: £7 million) for the Bank, as there are no expected future taxable profits against which the credits can be utilised. These credits can be carried forward indefinitely.

As a result of parent company exemptions on dividends from subsidiaries and on capital gains on disposal there are no significant taxable temporary differences associated with investments in subsidiaries, branches, associates and joint arrangements.

F-73

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

31   OTHER PROVISIONS

	Provisions for financial commitments and guarantees	Payment protection insurance	Other regulatory provisions	Other	Total
The Group	£m	£m	£m	£m	£m
At 31 December 2018	190	2,201	707	927	4,025
Adjustment on adoption of IFRS 16 (note 49)				(97)	(97)
Balance at 1 January 2019				830	3,928
Exchange and other adjustments	–	335	–	(5)	330
Provisions applied	–	(2,457)	(707)	(445)	(3,609)
Charge for the year	(17)	1,795	395	316	2,489
At 31 December 2019	173	1,874	395	696	3,138

	Provisions for financial commitments and guarantees	Payment protection insurance	Other regulatory provisions	Other	Total
The Bank	£m	£m	£m	£m	£m
At 31 December 2018	76	919	253	671	1,919
Adjustment on adoption of IFRS 16 (note 49)				(67)	(67)
Balance at 1 January 2019				604	1,852
Exchange and other adjustments	–	–	–	2	2
Provisions applied	–	(1,156)	(229)	(303)	(1,688)
Charge for the year	14	859	137	260	1,270
At 31 December 2019	90	622	161	563	1,436

Provisions for financial commitments and guarantees

Provisions are recognised for expected credit losses on undrawn loan commitments and financial guarantees. See also note 18.

Payment protection insurance (excluding MBNA)

The Lloyds Bank Group increased the provision for PPI costs by a further £1,795 million in the year ended 31 December 2019, bringing the total amount provided to £21,821 million.

The charge in 2019 was largely due to the significant increase in PPI information requests (PIRs) leading up to the deadline for submission of claims on 29 August 2019, and also reflects costs relating to complaints received from the Official Receiver as well as administration costs. An initial review of around 60 per cent of the five million PIRs received in the run-up to the PPI deadline has been undertaken, with the conversion rate remaining low, and consistent with the provision assumption of around 10 per cent. The Lloyds Banking Group has reached final agreement with the Official Receiver.

At 31 December 2019, a provision of £1,572 million remained unutilised relating to complaints and associated administration costs excluding amounts relating to MBNA. Total cash payments were £2,197 million during the year ended to 31 December 2019.

Sensitivities

The total amount provided for PPI represents the Lloyds Bank Group’s best estimate of the likely future cost. A number of risks and uncertainties remain including processing the remaining PIRs and outstanding complaints. The cost could differ from the Lloyds Bank Group’s estimates and the assumptions underpinning them, and could result in a further provision being required. These may also be impacted by any further regulatory changes and potential additional remediation arising from the continuous improvement of the Lloyds Bank Group’s operational practices.

For every one per cent increase in PIR conversion rate on the stock as at the industry deadline, the Lloyds Bank Group would expect an additional charge of approximately £100 million.

Payment protection insurance (MBNA)

MBNA increased its PPI provision by £335 million in the year ended 31 December 2019 but the Lloyds Bank Group’s exposure continues to remain capped at £240 million under the terms of the sale and purchase agreement.

Other provisions for legal actions and regulatory matters

In the course of its business, the Lloyds Bank Group is engaged in discussions with the PRA, FCA and other UK and overseas regulators and other governmental authorities on a range of matters. The Lloyds Bank Group also receives complaints in connection with its past conduct and claims brought by or on behalf of current and former employees, customers, investors and other third parties and is subject to legal proceedings and other legal actions. Where significant, provisions are held against the costs expected to be incurred in relation to these matters and matters arising from related internal reviews. During the year ended 31 December 2019 the Lloyds Bank Group charged a further £395 million in respect of legal actions and other regulatory matters, and the unutilised balance at 31 December 2019 was £395 million (31 December 2018: £707 million). The most significant items are as follows.

Arrears handling related activities

The Lloyds Bank Group has provided an additional £188 million in the year ended 31 December 2019 for the costs of identifying and rectifying certain arrears management fees and activities, taking the total provided to date to £981 million. The Lloyds Bank Group has put in place a number of actions to improve its handling of customers in these areas and has made good progress in reimbursing arrears fees to impacted customers.

F-74

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

31   OTHER PROVISIONS (continued)

Packaged bank accounts

The Lloyds Bank Group had provided a total of £795 million up to 31 December 2018 in respect of complaints relating to alleged mis-selling of packaged bank accounts, with no further amounts provided during the year ended 31 December 2019. A number of risks and uncertainties remain, particularly with respect to future volumes.

HBOS Reading – customer review

The Lloyds Bank Group has now completed its compensation assessment for all 71 business customers within the customer review, with more than 98 per cent of these offers to individuals accepted. In total, more than £100 million in compensation has been offered to victims of the HBOS Reading fraud prior to the publication of Sir Ross Cranston’s independent quality assurance review of the customer review, of which £94 million has so far been accepted, in addition to £9 million for ex-gratia payments and £6 million for the re-imbursements of legal fees. Sir Ross’s review was concluded on 10 December 2019 and made a number of recommendations, including a re-assessment of direct and consequential losses by an independent panel. The Lloyds Bank Group has committed to implementing Sir Ross’s recommendations in full. In addition, further ex gratia payments of £35,000 have been made to 200 individuals in recognition of the additional delay which will be caused whilst the Lloyds Bank Group takes steps to implement Sir Ross’s recommendations. It is not possible to estimate at this stage what the financial impact will be.

HBOS Reading – FCA investigation

The FCA’s investigation into the events surrounding the discovery of misconduct within the Reading-based Impaired Assets team of HBOS has concluded. The Lloyds Banking Group has settled the matter with the FCA and paid a fine of £45.5 million, as per the FCA’s final notice dated 21 June 2019.

Other

Following the sale of TSB Banking Group plc, the Lloyds Bank Group raised a provision of £665 million in relation to various ongoing commitments; £117 million of this provision remained unutilised at 31 December 2019.

Provisions are made for staff and other costs related to Lloyds Bank Group restructuring initiatives at the point at which the Lloyds Bank Group becomes committed to the expenditure. At 31 December 2019 provisions of £114 million (31 December 2018: £179 million) were held.

The Lloyds Bank Group carries provisions of £118 million (2018: £122 million) for indemnities and other matters relating to legacy business disposals in prior years.

F-75

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

32   SUBORDINATED LIABILITIES

The movement in subordinated liabilities during the year was as follows:

	Preferred securities	Undated subordinated liabilities	Dated subordinated liabilities	Total
The Group	£m	£m	£m	£m
At 1 January 2018	3,721	504	10,557	14,782

Issued during the year:
Floating Rate Subordinated Callable Notes 2028	–	–	201	201
Repurchases and redemptions during the year[1]:
6.461% Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities	(600)	–	–	(600)
Undated Perpetual Preferred Securities	(14)	–	–	(14)
10.5% Subordinated Bonds callable 2018	–	–	(150)	(150)
6.75% Subordinated Fixed Rate Notes callable 2018	–	–	(1,492)	(1,492)
	(614)	–	(1,642)	(2,256)
Foreign exchange movements	108	20	247	375
Other movements (all non-cash)	(5)	5	(357)	(357)
At 31 December 2018	3,210	529	9,006	12,745

Issued during the year:
4.1378% Dated Subordinated Notes due 2026	–	–	492	492
2.68229% Dated Subordinated Notes due 2038	–	–	70	70
2.0367% Dated Subordinated Notes due 2028	–	–	218	218
	–	–	780	780
Repurchases and redemptions during the year[1]:
13% Step-up Perpetual Capital Securities callable 2019	(49)	–	–	(49)
10.375% Subordinated Fixed to Fixed Rate Notes 2024 callable 2019	–	–	(135)	(135)
9.375% Subordinated Bonds 2021	–	–	(328)	(328)
6.375% Subordinated Instruments 2019	–	–	(250)	(250)
	(49)	–	(713)	(762)
Foreign exchange movements	(83)	(36)	(276)	(395)
Other movements (all non-cash)	189	23	6	218
At 31 December 2019	3,267	516	8,803	12,586

1	The repurchases and redemptions in the year resulted in cash outflows of £762 million (2018: £2,256 million).
F-76

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

32   SUBORDINATED LIABILITIES (continued)

	Preferred securities	Undated subordinated liabilities	Dated subordinated liabilities	Total
The Bank	£m	£m	£m	£m
At 1 January 2018	2,251	418	6,672	9,341
Foreign exchange movements	88	19	203	310
Other movements (all non-cash)	(27)	–	(96)	(123)
At 31 December 2018	2,312	437	6,779	9,528
Issued in the year:
4.1378% Dated Subordinated Notes due 2026	–	–	492	492
2.68229% Dated Subordinated Notes due 2038	–	–	70	70
2.0367% Dated Subordinated Notes due 2028	–	–	218	218
	–	–	780	780
Repurchases and redemptions during the year[1]:
13% Step-up Perpetual Capital Securities callable 2019	(49)	–	–	(49)
10.375% Subordinated Fixed to Fixed Rate Notes 2024 callable 2019	–	–	(135)	(135)
	(49)	–	(135)	(184)
Foreign exchange movements	(57)	(12)	(206)	(275)
Other movements (all non-cash)	28	–	32	60
At 31 December 2019	2,234	425	7,250	9,909

1	The repurchases and redemptions in 2019 resulted in cash outflows of £184 million.

These securities will, in the event of the winding-up of the issuer, be subordinated to the claims of the depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities. The subordination of the specific subordinated liabilities is determined in respect of the issuer and any guarantors of that liability. The claims of holders of preference shares and preferred securities are generally junior to those of the holders of undated subordinated liabilities, which in turn are junior to the claims of the holders of the dated subordinated liabilities. Neither the Group nor the Bank has had any defaults of principal, interest or other breaches with respect to its subordinated liabilities during the year (2018: none).

F-77

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

33   SHARE CAPITAL

(1) Authorised share capital

				Group and Bank
				2019	2018	2017
				£m	£m	£m
Sterling
1,650 million ordinary shares of £1 each				1,650	1,650	1,650
1 cumulative floating rate Preference share of £1				–	–	–
100 6 per cent Non-Cumulative Redeemable Preference shares of £1 each				–	–	–
175 million Preference shares of 25p each				44	44	44
				1,694	1,694	1,694

US dollars				US$m	US$m	US$m
160 million Preference shares of 25 cents each				40	40	40

Euro				€m	€m	€m
160 million Preference shares of 25 cents each				40	40	40

Japanese yen				¥m	¥m	¥m
50 million Preference shares of ¥25 each				1,250	1,250	1,250

(2) Issued and fully paid ordinary shares
	2019 Number of shares	2018 Number of shares	2017 Number of shares	2019 £m	2018 £m	2017 £m
Sterling
Ordinary shares of £1 each
At 1 January and 31 December	1,574,285,751	1,574,285,751	1,574,285,751	1,574	1,574	1,574

Share capital and control

There are no limitations on voting rights or restrictions on the transfer of shares in the Bank other than as set out in the articles of association, and certain restrictions which may from time to time be imposed by law and regulations (for example, insider trading laws).

Ordinary shares

The holders of ordinary shares, who held 100 per cent of the total ordinary share capital at 31 December 2019, are entitled to receive the Bank’s report and accounts, attend, speak and vote at general meetings and appoint proxies to exercise voting rights. Holders of ordinary shares may also receive a dividend (subject to the provisions of the Bank’s articles of association) and on a winding up may share in the assets of the Bank.

Issued and fully paid preference shares

The Bank has in issue various classes of preference shares which are all classified as liabilities under accounting standards.

34 SHARE PREMIUM ACCOUNT
	Group and Bank
	2019	2018	2017
	£m	£m	£m
At 1 January	600	600	–
Redemption of preference shares[1]	–	–	600
At 31 December	600	600	600

1	During the year ended 31 December 2017, the Bank redeemed all of its outstanding 6.369% Fixed/Floating Rate Non-Cumulative Preference Shares Callable 2015 which had been accounted for as subordinated liabilities. On redemption an amount of £600 million was transferred from retained profits to the share premium account.
F-78

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

35   OTHER RESERVES

	The Group			The Bank
	2019	2018	2017	2019	2018	2017
	£m	£m	£m	£m	£m	£m
Other reserves comprise:
Merger reserve	6,348	6,348	6,348	–	–	–
Revaluation reserve in respect of debt securities held at fair value through other comprehensive income	(538)	(379)		103	281
Revaluation reserve in respect of equity shares held at fair value through other comprehensive income	–	–		–	–
Revaluation reserve in respect of available-for-sale financial assets			(8)			611
Cash flow hedging reserve	1,556	1,110	1,573	1,607	1,268	1,554
Foreign currency translation reserve	(116)	(114)	(207)	–	(6)	76
At 31 December	7,250	6,965	7,706	1,710	1,543	2,241

Movements in other reserves were as follows:

	The Group			The Bank
	2019	2018	2017	2019	2018	2017
	£m	£m	£m	£m	£m	£m
Merger reserve
At 1 January and 31 December	6,348	6,348	6,348	–	–	–

	The Group		The Bank
	2019	2018	2019	2018
	£m	£m	£m	£m
Revaluation reserve in respect of debt securities held at fair value through other comprehensive income
At 1 January	(379)	(195)	281	483

Change in fair value	(34)	(31)	(50)	(58)
Deferred tax	11	31	13	34
	(23)	–	(37)	(24)
Income statement transfers in respect of disposals (note 8)	(196)	(268)	(201)	(258)
Deferred tax	61	84	61	80
	(135)	(184)	(140)	(178)
Impairment recognised in the income statement	(1)	–	(1)	–
At 31 December	(538)	(379)	103	281
F-79

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

35   OTHER RESERVES (continued)

	The Group		The Bank
	2019	2018	2019	2018
	£m	£m	£m	£m
Revaluation reserve in respect of equity shares held at fair value through other comprehensive income
At 1 January	–	(35)	–	(42)

Change in fair value	–	(98)	–	(102)
Deferred tax	12	22	12	–
Current tax	–	–	–	–
	12	(76)	12	(102)
Realised gains and losses transferred to retained profits
Disposals	–	132	–	144
Deferred tax	(12)	(21)	(12)	–
Current tax	–	–	–	–
	(12)	111	(12)	144
At 31 December	–	–	–	–

			The Group	The Bank
			2017	2017
			£m	£m
Revaluation reserve in respect of available-for-sale financial assets
At 1 January 2017			92	667
Change in fair value of available-for-sale financial assets			294	231
Deferred tax			(25)	(39)
Current tax			(4)	–
			265	192
Income statement transfers:
Disposals (note 8)			(464)	(333)
Deferred tax			93	85
Current tax			–	–
			(371)	(248)
Impairment			6	–
Deferred tax			–	–
			6	–
At 31 December 2017			(8)	611

	The Group			The Bank
	2019	2018	2017	2019	2018	2017
	£m	£m	£m	£m	£m	£m
Cash flow hedging reserve
At 1 January	1,110	1,573	2,224	1,268	1,554	1,845
Change in fair value of hedging derivatives	1,166	91	(271)	892	255	15
Deferred tax	(290)	(43)	103	(217)	(72)	21
	876	48	(168)	675	183	36
Income statement transfers	(580)	(691)	(644)	(448)	(628)	(436)
Deferred tax	150	180	161	112	159	109
	(430)	(511)	(483)	(336)	(469)	(327)
At 31 December	1,556	1,110	1,573	1,607	1,268	1,554
F-80

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

35   OTHER RESERVES (continued)

	The Group			The Bank
	2019	2018	2017	2019	2018	2017
	£m	£m	£m	£m	£m	£m
Foreign currency translation reserve
At 1 January	(114)	(207)	(180)	(6)	76	81
Currency translation differences arising in the year	(2)	(15)	(16)	6	2	2
Foreign currency losses on net investment hedges (tax: £nil)	–	–	(11)	–	–	(7)
Transfers to income statement	–	108	–	–	(84)	–
At 31 December	(116)	(114)	(207)	–	(6)	76

36 RETAINED PROFITS

	The Group			The Bank
	2019	2018	2017	2019	2018	2017
	£m	£m	£m	£m	£m	£m
At 31 December 2017		37,718			53,145
Adjustment on adoption of IFRS 9 and IFRS 15		(969)			(302)
At 1 January	27,321	36,749	36,231	45,051	52,843	50,390
Profit for the year (see below for the Bank)[1]	2,796	4,182	4,213	2,446	6,141	5,353
Capital transactions with parent
Dividends paid (note 38)	(4,100)	(11,022)	(2,650)	(4,100)	(11,022)	(2,650)
Capital repayments	–	(2,975)	–	–	(2,975)	–
Capital contributions received	229	265	432	229	265	432
Return of capital contributions	(5)	(9)	(77)	(5)	(9)	(77)
	(3,876)	(13,741)	(2,295)	(3,876)	(13,741)	(2,295)
Distributions on other equity instruments[1]	(281)	(275)	(273)	(281)	(275)	(273)
Realised gains and losses on equity shares held at fair value through other comprehensive income	12	(111)		12	(144)
Redemption of preference shares (note 34)	–	–	(600)		–	(600)
Post-retirement defined benefit scheme remeasurements	(1,117)	120	482	(576)	(162)	332
Share of other comprehensive income of associates and joint ventures	–	8	–	–	–	–
Gains and losses attributable to own credit risk (net of tax)[2]	(306)	389	(40)	(306)	389	(40)
Adjustment on vesting of businesses	–	–	–	–	–	278
At 31 December	24,549	27,321	37,718	42,470	45,051	53,145

1	Restated, see note 1.

2	During 2017 the Group and the Bank derecognised, on redemption, financial liabilities on which cumulative fair value movements relating to own credit of £3 million, net of tax, had been recognised directly in retained profits (2018 and 2019: £nil).
F-81

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

36   RETAINED PROFITS (continued)

The profit after tax of the Bank was arrived at as follows:

	2019	2018[1]	2017[1]
	£m	£m	£m
Net interest income	5,684	6,129	5,829
Net fee and commission income	743	839	969
Net trading income	(121)	456	(51)
Dividends received	1,331	4,848	4,378
Other operating income	2,290	1,933	2,346
Other income	4,243	8,076	7,642
Total income	9,927	14,205	13,471
Regulatory provisions	(996)	(939)	(1,123)
Other operating expenses	(5,337)	(5,864)	(6,078)
Total operating expenses	(6,333)	(6,803)	(7,201)
Trading surplus	3,594	7,402	6,270
Impairment	(503)	(504)	(462)
Profit before tax	3,091	6,898	5,808
Tax expense	(645)	(757)	(455)
Profit for the year	2,446	6,141	5,353

1	Restated, see note 1.

37   OTHER EQUITY INSTRUMENTS

	The Group and Bank
	2019	2018	2017
	£m	£m	£m
At 1 January	3,217	3,217	3,217
Issued in the year:
£500 million Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Permanent Write-Down Securities	496	–	–
US$1,500 million Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Permanent Write-Down Securities	1,152	–	–
	1,648	–	–
At 31 December	4,865	3,217	3,217

The Bank has in issue £4,865 million of Sterling, Dollar and Euro Additional Tier 1 (AT1) securities to Lloyds Banking Group plc. The AT1 securities are fixed rate resetting or floating rate Perpetual Subordinated Permanent Write-Down Securities with no fixed maturity or redemption date.

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
F-82

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

38   DIVIDENDS ON ORDINARY SHARES

	2019	2018	2017
	£m	£m	£m
Dividends paid in the year were as follows:
Interim dividends	4,100	11,022	2,650

39   SHARE-BASED PAYMENTS

During the year ended 31 December 2019 Lloyds Banking Group pic operated a number of share-based payment schemes for which employees of the Lloyds Bank Group were eligible and all of which are equity settled. Details of all schemes operated by Lloyds Banking Group are set out below; these are managed and operated on a Lloyds Banking Group-wide basis. The amount charged to the Group’s income statement in respect of Lloyds Banking Group share-based payment schemes, and which is included within staff costs (note 9), was £337 million (2018: £417 million; 2017: £414 million) with a further £6 million in 2018 (2017: £23 million) included within discontinued operations (see note 13).

During the year ended 31 December 2019 the Lloyds Banking Group operated the following share-based payment schemes, all of which are equity settled.

Group Performance Share plan

The Group operates a Group Performance Share plan that is equity settled. Bonuses in respect of employee performance in 2019 have been recognised in the charge in line with the proportion of the deferral period completed.

Save-As-You-Earn schemes

Eligible employees may enter into contracts through the Save-As-You-Earn (SAYE) schemes to save up to £500 per month and, at the expiry of a fixed term of three years, have the option to use these savings within six months of the expiry of the fixed term to acquire shares in the Group at a discounted price of no less than 80 per cent of the market price at the start of the invitation.

Movements in the number of share options outstanding under the SAYE schemes are set out below:

	2019			2018
		Weighted			Weighted
		average			average
	Number of	exercise price		Number of	exercise price
	options	(pence	)	options	(pence	)
Outstanding at 1 January	802,994,918	49.30		860,867,088	51.34
Granted	487,654,212	39.87		188,866,162	47.92
Exercised	(27,303,963)	51.23		(135,721,404)	59.00
Forfeited	(15,830,204)	48.69		(22,909,999)	49.85
Cancelled	(130,068,149)	49.03		(78,073,042)	50.66
Expired	(49,352,741)	58.74		(10,033,887)	55.20
Outstanding at 31 December	1,068,094,073	44.55		802,994,918	49.30
Exercisable at 31 December	227,139	60.70		68,378	60.02

The weighted average share price at the time that the options were exercised during 2019 was £0.59 (2018: £0.67). The weighted average remaining contractual life of options outstanding at the end of the year was 2.22 years (2018: 2.16 years).

The weighted average fair value of SAYE options granted during 2019 was £0.10 (2018: £0.13). The fair values of the SAYE options have been determined using a standard Black-Scholes model.

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

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

39   SHARE-BASED PAYMENTS (continued)

	2019			2018
	Number of options	Weighted average exercise price (pence	)	Number of options	Weighted average exercise price (pence	)
Outstanding at 1 January	10,263,028	Nil		14,523,989	Nil
Granted	2,336,171	Nil		3,914,599	Nil
Exercised	(4,455,481)	Nil		(6,854,043)	Nil
Vested	(69,005)	Nil		(148,109)	Nil
Forfeited	(39,250)	Nil		(662,985)	Nil
Lapsed	(400,825)	Nil		(510,423)	Nil
Outstanding at 31 December	7,634,638	Nil		10,263,028	Nil
Exercisable at 31 December	2,683,267	Nil		3,305,442	Nil

The weighted average fair value of options granted in the year was £0.59 (2018: £0.55). The fair values of options granted have been determined using a standard Black-Scholes model. The weighted average share price at the time that the options were exercised during 2019 was £0.60 (2018: £0.65). The weighted average remaining contractual life of options outstanding at the end of the year was 3.8 years (2018: 5.2 years).

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

At the end of the performance period for the 2016 grant, the targets had not been fully met and therefore these awards vested in 2019 at a rate of 68.7 per cent.

	2019 Number of shares	2018 Number of shares
Outstanding at 1 January	417,385,636	370,804,915
Granted	174,490,843	160,586,201
Vested	(88,318,950)	(73,270,301)
Forfeited	(55,029,439)	(48,108,870)
Dividend award	11,376,655	7,373,691
Outstanding at 31 December	459,904,745	417,385,636

Awards in respect of the 2017 grant vested in 2020 at a rate of 49.7 per cent. For the 2017 grant, participants are entitled to any dividends paid during the vesting period. An amount equal in value to any dividends paid between the award date and the date the Remuneration Committee determine that the performance conditions were met, will be paid, based on the number of shares that vest. The Remuneration Committee can determine if any dividends are to be paid in cash or in shares. Details of the performance conditions for the plan are provided in the Directors’ remuneration report.

The weighted average fair value of awards granted in the year was £0.45 (2018: £0.48).

CFO Buyout

William Chalmers joined the Group on 3 June 2019 and was appointed as Chief Financial Officer on 1 August 2019 on the retirement of George Culmer. He was granted deferred share awards over 4,086,632 shares, to replace unvested awards from his former employer, Morgan Stanley, that were forfeited as a result of him joining the Group.

2019 Number of shares
Outstanding at 1 January	–
Granted	4,086,632
Exercised	(818,172)
Outstanding at 31 December	3,268,460

The weighted average fair value of awards granted in the year was £0.55.

The fair value calculations at 31 December 2019 for grants made in the year, using Black-Scholes models and Monte Carlo simulation, are based on the following assumptions:

	Save-As-You-Earn	Executive Share Plan 2003	LTIP	CFO Buyout
Weighted average risk-free interest rate	0.36%	0.62%	0.83%	0.64%
Weighted average expected life	3.2 years	1.3 years	3.7 years	1.4 years
Weighted average expected volatility	20%	23%	27%	19%
Weighted average expected dividend yield	4.0%	4.0%	4.0%	4.0%
Weighted average share price	£0.53	£0.62	£0.63	£0.58
Weighted average exercise price	£0.40	Nil	Nil	Nil
F-84

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

39   SHARE-BASED PAYMENTS (continued)

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

Share Incentive Plan

Free Shares

An award of shares may be made annually to employees up to a maximum of £3,600. The shares awarded are held in trust for a mandatory period of three years on the employee’s behalf, during which period the employee is entitled to any dividends paid on such shares. The award is subject to a non-market based condition. If an employee leaves the Group within this three year period for other than a ‘good’ reason, all of the shares awarded will be forfeited.

On 9 May 2019, the Group made an award of £200 (2018: £200) of shares to all eligible employees. The number of shares awarded was 22,422,337 (2018: 21,513,300), with an average fair value of £0.62 (2018: £0.67) based on the market price at the date of award.

Matching shares

The Group undertakes to match shares purchased by employees up to the value of £45 per month; these matching shares are held in trust for a mandatory period of three years on the employee’s behalf, during which period the employee is entitled to any dividends paid on such shares. The award is subject to a non-market based condition: if an employee leaves within this three year period for other than a ‘good’ reason, all of the matching shares are forfeited. Similarly if the employees sell their purchased shares within three years, their matching shares are forfeited.

The number of shares awarded relating to matching shares in 2019 was 37,346,812 (2018: 34,174,161), with an average fair value of £0.56 (2018: £0.63), based on market prices at the date of award.

Fixed share awards

Fixed share awards were introduced in 2014 in order to ensure that total fixed remuneration is commensurate with role and to provide a competitive reward package for certain Lloyds Banking Group employees, with an appropriate balance of fixed and variable remuneration, in line with regulatory requirements. The fixed share awards are delivered in Lloyds Banking Group shares, released over five years with 20 per cent being released each year following the year of award. The number of shares purchased in 2019 was 8,239,332 (2018: 8,965,562).

The fixed share award is not subject to any performance conditions, performance adjustment or clawback. On an employee leaving the Group, there is no change to the timeline for which shares will become unrestricted.

40   RELATED PARTY TRANSACTIONS

Key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of an entity; the Group’s key management personnel are the members of the Lloyds Banking Group plc Group Executive Committee together with its Non-Executive Directors.

The table below details, on an aggregated basis, key management personnel compensation:

	2019 £m	2018 £m	2017 £m
Compensation
Salaries and other short-term benefits	14	13	13
Post-employment benefits	–	–	–
Share-based payments	14	17	22
Total compensation	28	30	35

The aggregate of the emoluments of the directors was £11.7 million (2018: £12.2 million; 2017: £14.0 million).

Aggregate company contributions in respect of key management personnel to defined contribution pension schemes were £nil (2018: £nil; 2017: £0.05 million).

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

40   RELATED PARTY TRANSACTIONS (continued)

The total for the highest paid director (António Horta-Osório) was £4,078,000 (2018: (António Horta-Osório): £5,472,000; 2017: (António Horta-Osório) £6,469,000); this did not include any gain on exercise of Lloyds Banking Group plc shares in any year.

	2019 million	2018 million	2017 million
Share options over Lloyds Banking Group plc shares
At 1 January	–	1	3
Granted, including certain adjustments (includes entitlements of appointed key management personnel)	–	–	–
Exercised/lapsed (includes entitlements of former key management personnel)	–	(1)	(2)
At 31 December	–	–	1

	2019 million	2018 million	2017 million
Share plans settled in Lloyds Banking Group plc shares
At 1 January	84	82	65
Granted, including certain adjustments (includes entitlements of appointed key management personnel)	46	39	37
Exercised/lapsed (includes entitlements of former key management personnel)	(29)	(37)	(20)
At 31 December	101	84	82

The tables below detail, on an aggregated basis, balances outstanding at the year end and related income and expense, together with information relating to other transactions between the Group and its key management personnel:

	2019 million	2018 million	2017 million
Loans
At 1 January	2	2	4
Advanced (includes loans of appointed key management personnel)	1	1	1
Repayments (includes loans of former key management personnel)	(1)	(1)	(3)
At 31 December	2	2	2

The loans are on both a secured and unsecured basis and are expected to be settled in cash. The loans attracted interest rates of between 6.45 per cent and 24.20 per cent in 2019 (2018: 6.70 per cent and 24.20 per cent; 2017: 6.45 per cent and 23.95 per cent).

No provisions have been recognised in respect of loans given to key management personnel (2018 and 2017: £nil).

	2019 million	2018 million	2017 million
Deposits
At 1 January	20	20	12
Placed (includes deposits of appointed key management personnel)	44	33	41
Withdrawn (includes deposits of former key management personnel)	(41)	(33)	(33)
At 31 December	23	20	20

Deposits placed by key management personnel attracted interest rates of up to 3.0 per cent (2018: 3.5 per cent; 2017: 4.0 per cent).

At 31 December 2019, the Group did not provide any guarantees in respect of key management personnel (2018 and 2017: none).

At 31 December 2019, transactions, arrangements and agreements entered into by the Group and its banking subsidiaries with directors and connected persons included amounts outstanding in respect of loans and credit card transactions of £0.6 million with five directors and two connected persons (2018: £0.5 million with three directors and three connected persons; 2017: £0.01 million with three directors and two connected persons).

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

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

40   RELATED PARTY TRANSACTIONS (continued)

The Bank, as a result of its position as parent of a banking group, has a large number of transactions with various of its subsidiary undertakings; these are included on the balance sheet of the Bank as follows:

	2019 £m	2018 £m
Assets, included within:
Derivative financial instruments	8,546	7,385
Financial assets at fair value through profit or loss	–	8
Financial assets at amortised cost: due from fellow Lloyds Banking Group undertakings	200,696	152,592
	209,242	159,985
Liabilities, included within:
Due to fellow Lloyds Banking Group undertakings	105,075	71,696
Financial liabilities at fair value through profit or loss	43	142
Derivative financial instruments	7,102	6,335
Debt securities in issue	–	124
Subordinated liabilities	–	58
	112,220	78,355

Due to the size and volume of transactions passing through these accounts, it is neither practical nor meaningful to disclose information on gross inflows and outflows. During 2019 the Bank earned interest income on the above asset balances of £2,491 million (2018: £2,305 million; 2017: £2,002 million. Adjusted to align with balance sheet presentation.) and incurred interest expense on the above liability balances of £655 million (2018: £545 million; 2017: £649 million. Adjusted to align with balance sheet presentation.).

In addition, the Bank raised recharges of £1,461 million (2018: £1,315 million; 2017: £1,287 million) on its subsidiaries in respect of costs incurred and also received fees of £62 million (2018: £146 million; 2017: £147 million), and paid fees of £57 million (2018: £151 million; 2017: £116 million), for various services provided between the Bank and its subsidiaries.

Details of contingent liabilities and commitments entered into on behalf of fellow Lloyds Banking Group undertakings are given in note 41.

BALANCES AND TRANSACTIONS WITH LLOYDS BANKING GROUP PLC AND FELLOW SUBSIDIARIES OF THE BANK

The Bank and its subsidiaries have balances due to and from the Bank’s parent company, Lloyds Banking Group plc and fellow subsidiaries of the Bank. These are included on the balance sheet as follows:

	The Group		The Bank
	2019	2018	2019	2018
	£m	£m	£m	£m
Assets, included within:
Financial assets at amortised cost: due from fellow Lloyds Banking Group undertakings	1,854	1,878	1,581	993
Financial assets at fair value through profit or loss	–	1,062	–	1,062
Derivative financial instruments	591	2,589	591	2,558
	2,445	5,529	2,172	4,613
Liabilities, included within:
Due to fellow Lloyds Banking Group undertakings	4,893	19,663	4,696	16,687
Financial liabilities at fair value through profit or loss	1	137	1	137
Derivative financial instruments	1,986	2,693	1,547	2,184
Debt securities in issue	11,181	193	11,136	7
Subordinated liabilities	3,663	2,985	3,641	2,900
	21,724	25,671	21,021	21,915

These balances include Lloyds Banking Group plc’s banking arrangements and, due to the size and volume of transactions passing through these accounts, it is neither practical nor meaningful to disclose information on gross inflows and outflows. During 2019 the Group earned £20 million and the Bank earned £20 million interest income on the above asset balances (2018: Group £166 million, Bank £142 million; 2017: Group £62 million, Bank £20 million); the Group incurred £520 million and the Bank incurred £509 million interest expense on the above liability balances (2018: Group £370 million, Bank £334 million; 2017: Group £255 million, Bank £207 million).

During the year ended 31 December 2019 the Bank realised a profit of £107 million on the sale of certain wealth management business to a fellow Lloyds Banking Group subsidiary and also incurred a charge of £70 million in relation to an onerous contract for the ongoing servicing of the wealth management business transferred.

Other related party transactions

PENSION FUNDS

The Group provides banking services to certain of its pension funds. At 31 December 2019, customer deposits of £169 million (2018: £225 million) related to the Group’s pension funds.

JOINT VENTURES AND ASSOCIATES

At 31 December 2019 there were loans and advances to customers of £75 million (2018: £57 million) outstanding and balances within customer deposits of £5 million (2018: £2 million) relating to joint ventures and associates.

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

41   CONTINGENT LIABILITIES, COMMITMENTS AND GUARANTEES

Interchange fees

With respect to multi-lateral interchange fees (MIFs), the Lloyds Banking Group is not involved in the ongoing litigation (as described below) which involves card schemes such as Visa and Mastercard. However, the Lloyds Bank Group is a member/licensee of Visa and Mastercard and other card schemes. The litigation in question is as follows:

–	litigation brought by retailers against both Visa and Mastercard continues in the English Courts (and includes appeals heard by the Supreme Court, judgment awaited); and
–	litigation brought on behalf of UK consumers in the English Courts against Mastercard.

Any impact on the Lloyds Bank Group of the litigation against Visa and Mastercard remains uncertain at this time. Insofar as Visa is required to pay damages to retailers for interchange fees set prior to June 2016, contractual arrangements to allocate liability have been agreed between various UK banks (including the Lloyds Banking Group) and Visa Inc, as part of Visa Inc’s acquisition of Visa Europe in 2016. These arrangements cap the maximum amount of liability to which the Lloyds Banking Group may be subject, and this cap is set at the cash consideration received by the Lloyds Banking Group for the sale of its stake in Visa Europe to Visa Inc in 2016.

LIBOR and other trading rates

In July 2014, the Lloyds Banking Group announced that it had reached settlements totalling £217 million (at 30 June 2014 exchange rates) to resolve with UK and US federal authorities legacy issues regarding the manipulation several years ago of Lloyds Banking Group companies’ submissions to the British Bankers’ Association (BBA) London Interbank Offered Rate (LIBOR) and Sterling Repo Rate. The Swiss Competition Commission concluded its investigation against Lloyds Bank plc in June 2019. The Lloyds Banking Group continues to cooperate with various other government and regulatory authorities, including a number of US State Attorneys General, in conjunction with their investigations into submissions made by panel members to the bodies that set LIBOR and various other interbank offered rates.

Certain Lloyds Banking Group companies, together with other panel banks, have also been named as defendants in private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US Dollar, Japanese Yen and Sterling LIBOR and the Australian BBSW Reference Rate. Certain of the plaintiffs’ claims have been dismissed by the US Federal Court for Southern District of New York (subject to appeals).

Certain Lloyds Banking Group companies are also named as defendants in (i) UK based claims; and (ii) two Dutch class actions, raising LIBOR manipulation allegations. A number of the claims against the Lloyds Banking Group in relation to the alleged mis-sale of interest rate hedging products also include allegations of LIBOR manipulation.

It is currently not possible to predict the scope and ultimate outcome on the Lloyds Banking Group of the various outstanding regulatory investigations not encompassed by the settlements, any private lawsuits or any related challenges to the interpretation or validity of any of the Lloyds Banking Group’s contractual arrangements, including their timing and scale.

Tax authorities

The Lloyds Banking Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2013 HMRC informed the Lloyds Banking Group that their interpretation of the UK rules which allow the offset of such losses denies the claim for group relief of losses. If HMRC’s position is found to be correct, management estimate that this would result in an increase in current tax liabilities of approximately £700 million (including interest) and a reduction in deferred tax assets of approximately £250 million. The Lloyds Banking Group does not agree with HMRC’s position and, having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due. There are a number of other open matters on which the Lloyds Bank Group is in discussion with HMRC (including the tax treatment of certain costs arising from the divestment of TSB Banking Group plc), none of which is expected to have a material impact on the financial position of the Lloyds Bank Group.

Mortgage arrears handling activities – FCA investigation

On 26 May 2016, the Lloyds Banking Group was informed that an enforcement team at the FCA had commenced an investigation in connection with the Lloyds Banking Group’s mortgage arrears handling activities. It is not currently possible to make a reliable assessment of any liability resulting from the investigation including any financial penalty.

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

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

41   CONTINGENT LIABILITIES AND COMMITMENTS (continued)

Contingent liabilities, commitments and guarantees arising from the banking business

	The Group		The Bank
	2019	2018	2019	2018
	£m	£m	£m	£m
Contingent liabilities
Acceptances and endorsements	17	32	16	31
Other:
Other items serving as direct credit substitutes	279	485	259	449
Performance bonds and other transaction-related contingencies	2,274	2,270	2,014	2,012
	2,553	2,755	2,273	2,461
Total contingent liabilities	2,570	2,787	2,289	2,492

	The Bank
	2019	2018
	£m	£m
Incurred on behalf of fellow Lloyds Banking Group undertakings	1	–

The contingent liabilities of the Group and the Bank arise in the normal course of banking business and it is not practicable to quantify their future financial effect.

	The Group		The Bank
	2019	2018	2019	2018
	£m	£m	£m	£m
Commitments and guarantees
Documentary credits and other short-term trade-related transactions	–	1	–	–
Forward asset purchases and forward deposits placed	171	731	157	684
Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year original maturity:
Mortgage offers made	12,647	11,573	1,120	1,514
Other commitments and guarantees	78,306	77,995	29,608	31,255
	90,953	89,568	30,728	32,769
1 year or over original maturity	25,310	28,214	21,664	24,444
Total commitments and guarantees	116,434	118,514	52,549	57,897

	The Bank
	2019	2018
	£m	£m
Incurred on behalf of fellow Lloyds Banking Group undertakings	4,647	5,452

Of the amounts shown above in respect of undrawn formal standby facilities, credit lines and other commitments to lend £46,629 million (2018: £48,455 million) for the Group and £27,672 million (2018: £30,420 million) for the Bank were irrevocable.

Capital commitments

Excluding commitments of the Group in respect of investment property (note 22), capital expenditure contracted but not provided for at 31 December 2019 amounted to £405 million (2018: £370 million) for the Group and £2 million (2018: £1 million) for the Bank. Of this amount for the Group, £400 million (2018: £369 million) relates to assets to be leased to customers under operating leases. The Group’s management is confident that future net revenues and funding will be sufficient to cover these commitments.

42   STRUCTURED ENTITIES

The Group’s interests in structured entities are consolidated. Details of the Group’s interests in these structured entities are set out in note 27 for securitisations and covered bond vehicles, note 29 for structured entities associated with the Group’s pension schemes, and below.

ASSET-BACKED CONDUITS

In addition to the structured entities discussed in note 27, which are used for securitisation and covered bond programmes, the Group sponsors an active asset-backed conduit, Cancara, which invests in client receivables and debt securities. The total consolidated exposure of Cancara at 31 December 2019 was £3,735 million (2018: £5,122 million), comprising £3,670 million of loans and advances (2018: £5,012 million) and £65 million of debt securities (2018: £110 million).

All lending assets and debt securities held by the Group in Cancara are restricted in use, as they are held by the collateral agent for the benefit of the commercial paper investors and the liquidity providers only. The Group provides liquidity facilities to Cancara under terms that are usual and customary for standard lending activities in the normal course of the Group’s banking activities. During 2019 there have continued to be planned drawdowns on certain liquidity facilities for balance sheet

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

42   STRUCTURED ENTITIES (continued)

management purposes, supporting the programme to provide funding alongside the proceeds of the asset-backed commercial paper issuance. The Group could be asked to provide support under the contractual terms of these arrangements including, for example, if Cancara experienced a shortfall in external funding, which may occur in the event of market disruption.

The external assets in Cancara are consolidated in the Group’s financial statements.

43   FINANCIAL INSTRUMENTS

(1) Measurement basis of financial assets and liabilities

The accounting policies in note 2 describe how different classes of financial instruments are measured, and how income and expenses, including fair value gains and losses, are recognised. The following tables analyse the carrying amounts of the financial assets and liabilities by category and by balance sheet heading.

		Mandatorily held at			At fair value
	Derivatives	fair value through		Designated	through
	designated	profit or loss		at fair value	other	Held at
	as hedging	Held for		through	comprehensive	amortised
	instruments	trading	Other	profit or loss	income	cost	Total
The Group	£m	£m	£m	£m	£m	£m	£m
At 31 December 2019
Financial assets
Cash and balances at central banks	–	–	–	–	–	38,880	38,880
Items in the course of collection from banks	–	–	–	–	–	292	292
Financial assets at fair value through profit or loss	–	290	1,994	–	–	–	2,284
Derivative financial instruments	1,117	7,377	–	–	–	–	8,494
Loans and advances to banks	–	–	–	–	–	4,852	4,852
Loans and advances to customers	–	–	–	–	–	474,470	474,470
Debt securities	–	–	–	–	–	5,325	5,325
Due from fellow Lloyds Banking Group undertakings	–	–	–	–	–	1,854	1,854
Financial assets at amortised cost	–	–	–	–	–	486,501	486,501
Financial assets at fair value through other comprehensive income	–	–	–	–	24,617	–	24,617
Total financial assets	1,117	7,667	1,994	–	24,617	525,673	561,068
Financial liabilities
Deposits from banks	–	–	–	–	–	23,593	23,593
Customer deposits	–	–	–	–	–	396,839	396,839
Due to fellow Lloyds Banking Group undertakings	–	–	–	–	–	4,893	4,893
Items in course of transmission to banks	–	–	–	–	–	354	354
Financial liabilities at fair value through profit or loss	–	171	–	7,531	–	–	7,702
Derivative financial instruments	1,029	8,802	–	–	–	–	9,831
Notes in circulation	–	–	–	–	–	1,079	1,079
Debt securities in issue	–	–	–	–	–	76,431	76,431
Other liabilities	–	–	–	–	–	1,755	1,755
Subordinated liabilities	–	–	–	–	–	12,586	12,586
Total financial liabilities	1,029	8,973	–	7,531	–	517,530	535,063
F-90

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

43   FINANCIAL INSTRUMENTS (continued)

		Mandatorily held at		Designated	At fair value
	Derivatives	fair value through		at fair value	through
	designated	profit or loss		through	other	Held at
	as hedging	Held for		profit or	comprehensive	amortised
	instruments	trading	Other	loss	income	cost	Total
The Group	£m	£m	£m	£m	£m	£m	£m
At 31 December 2018
Financial assets
Cash and balances at central banks	–	–	–	–	–	40,213	40,213
Items in the course of collection from banks	–	–	–	–	–	645	645
Financial assets at fair value through profit or loss	–	19,462	3,794	–	–	–	23,256
Derivative financial instruments	1,483	9,810	–	–	–	–	11,293
Loans and advances to banks	–	–	–	–	–	3,692	3,692
Loans and advances to customers	–	–	–	–	–	464,044	464,044
Debt securities	–	–	–	–	–	5,095	5,095
Due from fellow Lloyds Banking Group undertakings	–	–	–	–	–	1,878	1,878
Financial assets at amortised cost	–	–	–	–	–	474,709	474,709
Financial assets at fair value through other comprehensive income	–	–	–	–	24,368	–	24,368
Total financial assets	1,483	29,272	3,794	–	24,368	515,567	574,484
Financial liabilities
Deposits from banks	–	–	–	–	–	26,263	26,263
Customer deposits	–	–	–	–	–	391,251	391,251
Due to fellow Lloyds Banking Group undertakings	–	–	–	–	–	19,663	19,663
Items in course of transmission to banks	–	–	–	–	–	615	615
Financial liabilities at fair value through profit or loss	–	10,543	–	7,187	–	–	17,730
Derivative financial instruments	1,107	9,804	–	–	–	–	10,911
Notes in circulation	–	–	–	–	–	1,104	1,104
Debt securities in issue	–	–	–	–	–	64,533	64,533
Subordinated liabilities	–	–	–	–	–	12,745	12,745
Total financial liabilities	1,107	20,347	–	7,187	–	516,174	544,815
F-91

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

43   FINANCIAL INSTRUMENTS (continued)

		Mandatorily held at		Designated
	Derivatives	fair value through		at fair value	At fair value
	designated	profit or loss		through	through other	Held at
	as hedging	Held for		profit or	comprehensive	amortised
	instruments	trading	Other	loss	income	cost	Total
The Bank	£m	£m	£m	£m	£m	£m	£m
At 31 December 2019
Financial assets
Cash and balances at central banks	–	–	–	–	–	35,741	35,741
Items in the course of collection from banks	–	–	–	–	–	252	252
Financial assets at fair value through profit or loss	–	290	413	–	–	–	703
Derivative financial instruments	207	13,431	–	–	–	–	13,638
Loans and advances to banks	–	–	–	–	–	4,453	4,453
Loans and advances to customers	–	–	–	–	–	177,569	177,569
Debt securities	–	–	–	–	–	5,241	5,241
Due from fellow Lloyds Banking Group undertakings	–	–	–	–	–	202,277	202,277
Financial assets at amortised cost	–	–	–	–	–	389,540	389,540
Financial assets at fair value through other comprehensive income	–	–	–	–	22,160	–	22,160
Total financial assets	207	13,721	413	–	22,160	425,533	462,034
Financial liabilities
Deposits from banks	–	–	–	–	–	7,122	7,122
Customer deposits	–	–	–	–	–	239,762	239,762
Due to fellow Lloyds Banking Group undertakings	–	–	–	–	–	109,771	109,771
Items in course of transmission to banks	–	–	–	–	–	198	198
Financial liabilities at fair value through profit or loss	–	213	–	7,484	–	–	7,697
Derivative financial instruments	267	13,944	–	–	–	–	14,211
Debt securities in issue	–	–	–	–	–	61,509	61,509
Other liabilities	–	–	–	–	–	975	975
Subordinated liabilities	–	–	–	–	–	9,909	9,909
Total financial liabilities	267	14,157	–	7,484	–	429,246	451,154
F-92

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

43   FINANCIAL INSTRUMENTS (continued)

		Mandatorily held at		Designated
	Derivatives	fair value through		at fair value	At fair value
	designated	profit or loss		through	through other	Held at
	as hedging	Held for		profit or	comprehensive	amortised
	instruments	trading	Other	loss	income	cost	Total
The Bank	£m	£m	£m	£m	£m	£m	£m
At 31 December 2018
Financial assets
Cash and balances at central banks	–	–	–	–	–	37,632	37,632
Items in the course of collection from banks	–	–	–	–	–	464	464
Financial assets at fair value through profit or loss	–	19,420	1,423	–	–	–	20,843
Derivative financial instruments	432	14,999	–	–	–	–	15,431
Loans and advances to banks	–	–	–	–	–	3,153	3,153
Loans and advances to customers	–	–	–	–	–	172,315	172,315
Debt securities	–	–	–	–	–	4,960	4,960
Due from fellow Lloyds Banking Group undertakings	–	–	–	–	–	153,585	153,585
Financial assets at amortised cost	–	–	–	–	–	334,013	334,013
Financial assets at fair value through other comprehensive income	–	–	–	–	23,208	–	23,208
Total financial assets	432	34,419	1,423	–	23,208	372,109	431,591
Financial liabilities
Deposits from banks	–	–	–	–	–	5,320	5,320
Customer deposits	–	–	–	–	–	229,402	229,402
Due to fellow Lloyds Banking Group undertakings	–	–	–	–	–	88,383	88,383
Items in course of transmission to banks	–	–	–	–	–	341	341
Financial liabilities at fair value through profit or loss	–	10,687	–	7,032	–	–	17,719
Derivative financial instruments	1,315	13,231	–	–	–	–	14,546
Debt securities in issue	–	–	–	–	–	49,787	49,787
Subordinated liabilities	–	–	–	–	–	9,528	9,528
Total financial liabilities	1,315	23,918	–	7,032	–	382,761	415,026
F-93

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

43   FINANCIAL INSTRUMENTS (continued)

(2) Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is a measure at a specific date and may be significantly different from the amount which will actually be paid or received on maturity or settlement date.

Wherever possible, fair values have been calculated using unadjusted quoted market prices in active markets for identical instruments held by the Group. Where quoted market prices are not available, or are unreliable because of poor liquidity, fair values have been determined using valuation techniques which, to the extent possible, use market observable inputs, but in some cases use non-market observable inputs. Valuation techniques used include discounted cash flow analysis and pricing models and, where appropriate, comparison to instruments with characteristics similar to those of the instruments held by the Group. The Group measures valuation adjustments for its derivative exposures on the same basis as the derivatives are managed.

The carrying amount of the following financial instruments is a reasonable approximation of fair value: cash and balances at central banks, items in the course of collection from banks, items in course of transmission to banks and notes in circulation.

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

F-94

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

43   FINANCIAL INSTRUMENTS (continued)

(3) Financial assets and liabilities carried at fair value

(A) Financial assets, excluding derivatives

VALUATION HIERARCHY

At 31 December 2019, the Group’s financial assets carried at fair value, excluding derivatives, totalled £26,901 million (31 December 2018: £47,624 million). The table below analyses these financial assets by balance sheet classification, asset type and valuation methodology (level 1, 2 or 3, as described on page F-94). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and 2 during the year.

Valuation hierarchy
The Group	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
At 31 December 2019
Financial assets at fair value through profit or loss
Loans and advances to customers	–	–	1,782	1,782
Debt securities:
Government securities	290	–	–	290
Corporate and other debt securities	–	–	47	47
	290	–	47	337
Equity shares	161	4	–	165
Total financial assets at fair value through profit or loss	451	4	1,829	2,284
Financial assets at fair value through other comprehensive income
Debt securities:
Government securities	12,844	238	–	13,082
Asset-backed securities	–	–	60	60
Corporate and other debt securities	–	11,036	–	11,036
	12,844	11,274	60	24,178
Treasury and other bills	439	–	–	439
Total financial assets at fair value through other comprehensive income	13,283	11,274	60	24,617
Total financial assets carried at fair value, excluding derivatives	13,734	11,278	1,889	26,901
F-95

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

43   FINANCIAL INSTRUMENTS (continued)

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
F-96

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

43   FINANCIAL INSTRUMENTS (continued)

Valuation hierarchy
The Bank	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
At 31 December 2019
Financial assets at fair value through profit or loss
Loans and advances to customers	–	–	362	362
Debt securities:
Government securities	290	–	–	290
Corporate and other debt securities	–	–	47	47
	290	–	47	337
Equity shares	–	4	–	4
Total financial assets at fair value through profit or loss	290	4	409	703
Financial assets at fair value through other comprehensive income
Debt securities:
Government securities	12,700	238	–	12,938
Corporate and other debt securities	–	8,783	–	8,783
	12,700	9,021	–	21,721
Treasury and other bills	439	–	–	439
Total financial assets at fair value through other comprehensive income	13,139	9,021	–	22,160
Total financial assets carried at fair value, excluding derivatives	13,429	9,025	409	22,863
F-97

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

43   FINANCIAL INSTRUMENTS (continued)

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
F-98

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

43   FINANCIAL INSTRUMENTS (continued)

Movements in level 3 portfolio

The table below analyses movements in level 3 financial assets, excluding derivatives, carried at fair value (recurring measurement):

	2019			2018
The Group – Continuing operations	Financial assets at fair value through profit or loss £m	Financial assets at fair value through other comprehensive income £m	Total level 3 assets carried at fair value, excluding derivatives (recurring basis) £m	Financial assets at fair value through profit or loss £m	Financial assets at fair value through other comprehensive income £m	Total level 3 assets carried at fair value, excluding derivatives (recurring basis) £m
At 1 January	2,721	53	2,774	3,328	302	3,630
Exchange and other adjustments	(74)	(3)	(77)	82	(2)	80
Gains recognised in the income statement within other income	4	–	4	72	–	72
(Losses) gains recognised in other comprehensive income within the revaluation reserve in respect of financial assets at fair value through other comprehensive income	–	11	11	–	(5)	(5)
Purchases	686	–	686	1,002	2	1,004
Sales	(1,956)	(1)	(1,957)	(2,060)	(305)	(2,365)
Transfers into the level 3 portfolio	448	–	448	297	345	642
Transfers out of the level 3 portfolio	–	–	–	–	(284)	(284)
At 31 December	1,829	60	1,889	2,721	53	2,774
Gains recognised in the income statement, within other income, relating to the change in fair value of those assets held at 31 December	(76)	–	(76)	–	–	–

The Group – Discontinued operations	Trading and other financial assets at fair value through profit or loss 2018 £m
At 1 January	8,501
Exchange and other adjustments	(17)
Gains recognised in the income statement within other income	27
Purchases	97
Sales	(270)
Transfers into the level 3 portfolio	230
Transfers out of the level 3 portfolio	(168)
Disposal of business	(8,400)
At 31 December	–
F-99

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

43   FINANCIAL INSTRUMENTS (continued)

	2019			2018
The Bank	Financial assets at fair value through profit or loss £m	Financial assets at fair value through other comprehensive income £m	Total level 3 assets carried at fair value, excluding derivatives (recurring basis) £m	Financial assets at fair value through profit or loss £m	Financial assets at fair value through other comprehensive income £m	Total level 3 assets carried at fair value, excluding derivatives (recurring basis) £m
At 1 January	890	–	890	1,659	202	1,861
Exchange and other adjustments	(28)	–	(28)	79	–	79
Gains recognised in the income statement within other income	–	–	–	67	–	67
(Losses) gains recognised in other comprehensive income within the revaluation reserve in respect of financial assets at fair value through other comprehensive income	–	–	–	–	1	1
Purchases	101	–	101	247	–	247
Sales	(603)	–	(603)	(1,355)	(9)	(1,364)
Transfers into the level 3 portfolio	49	–	49	193	–	193
Transfers out of the level 3 portfolio	–	–	–	–	(194)	(194)
At 31 December	409	–	409	890	–	890
Gains recognised in the income statement, within other income, relating to the change in fair value of those assets held at 31 December	(28)	–	(28)	–	–	–

Valuation methodology for financial assets, excluding derivatives

LOANS AND ADVANCES TO CUSTOMERS AND BANKS

The fair value of these assets is determined using discounted cash flow techniques. The discount rates are derived from market observable interest rates, a risk margin that reflects loan credit ratings and an incremental illiquidity premium based on historical spreads at origination on similar loans.

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

F-100

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

43   Financial instruments (continued)

(B) Financial liabilities, excluding derivatives

VALUATION HIERARCHY

At 31 December 2019, the Group’s financial liabilities carried at fair value, excluding derivatives, comprised its financial liabilities at fair value through profit or loss and totalled £7,702 million (31 December 2018: £17,730 million). The table below analyses these financial liabilities by balance sheet classification and valuation methodology (level 1, 2 or 3, as described on page F-94). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and 2 during the year.

The Group	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
At 31 December 2019
Financial liabilities at fair value through profit or loss	–	7,484	47	7,531
Liabilities designated at fair value through profit or loss
Trading liabilities:
Deposits	–	98	–	98
Short positions in securities	73	–	–	73
	73	98	–	171
Total financial liabilities carried at fair value, excluding derivatives	73	7,582	47	7,702

The Group	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
At 31 December 2018
Financial liabilities at fair value through profit or loss
Liabilities designated at fair value through profit or loss	–	7,085	–	7,085
Trading liabilities:
Liabilities in respect of securities sold under repurchase agreements	–	10,258	–	10,258
Other deposits	–	270	–	270
Short positions in securities	67	50	–	117
	67	10,578	–	10,645
Total financial liabilities carried at fair value, excluding derivatives	67	17,663	–	17,730
F-101

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

43   FINANCIAL INSTRUMENTS (continued)

The Bank	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
At 31 December 2019
Financial liabilities at fair value through profit or loss	–	7,484	–	7,484
Liabilities designated at fair value through profit or loss
Trading liabilities:
Deposits	–	140	–	140
Short positions in securities	73	–	–	73
	73	140	–	213
Total financial liabilities carried at fair value, excluding derivatives	73	7,624	–	7,697

The Bank	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
At 31 December 2018
Financial liabilities at fair value through profit or loss
Liabilities designated at fair value through profit or loss	–	7,032	–	7,032
Trading liabilities:
Liabilities in respect of securities sold under repurchase agreements	–	10,258	–	10,258
Other deposits	–	362	–	362
Short positions in securities	67	–	–	67
	67	10,620	–	10,687
Total financial liabilities carried at fair value, excluding derivatives	67	17,652	–	17,719

The table below analyses movements in level 3 financial liabilities excluding derivatives.

The Group			2019 £m	2018 £m
At 1 January			–	–
Losses recognised in the income statement within other income			1	–
Redemptions			(5)	–
Transfers into the level 3 portfolio			51	–
Transfers out of the level 3 portfolio			–	–
At 31 December			47	–
Losses recognised in the income statement, within other income, relating to the change in fair value of those liabilities held at 31 December			–	–
F-102

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

43   FINANCIAL INSTRUMENTS (continued)

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

At 31 December 2019, the own credit adjustment arising from the fair valuation of £7,531 million (2018: £7,085 million) of the Group’s debt securities in issue designated at fair value through profit or loss resulted in a loss of £419 million, recognised in other comprehensive income (2018: gain of £533 million), before tax, recognised in other comprehensive income.

TRADING LIABILITIES IN RESPECT OF SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

The fair value of these liabilities is determined using discounted cash flow techniques. The discount rates are derived from observable repo curves specific to the type of security sold under the repurchase agreement.

(C) Derivatives

All of the Group’s derivative assets and liabilities are carried at fair value. At 31 December 2019, such assets totalled £8,494 million for the Group and £13,638 million for the Bank (31 December 2018: £11,293 million for the Group and £15,431 million for the Bank) and liabilities totalled £9,831 million for the Group and £14,211 million for the Bank (31 December 2018: £10,911 million for the Group and £14,546 million for the Bank). The table below analyses these derivative balances by valuation methodology (level 1, 2 or 3, as described on page F-94). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and level 2 during the year.

	2019				2018
The Group	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Derivative assets	–	8,494	–	8,494	–	11,288	5	11,293
Derivative liabilities	–	(9,534)	(297)	(9,831)	–	(10,903)	(8)	(10,911)

	2019				2018
The Bank	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Derivative assets	–	13,638	–	13,638	–	15,426	5	15,431
Derivative liabilities	–	(14,211)	–	(14,211)	–	(14,538)	(8)	(14,546)

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

Certain unobservable inputs used to calculate CVA, FVA, and own credit adjustments, are not significant in determining the classification of the derivative and debt instruments. Consequently, these inputs do not form part of the Level 3 sensitivities presented.

F-103

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

43   FINANCIAL INSTRUMENTS (continued)

The table below analyses movements in level 3 derivative assets and liabilities carried at fair value.

	2019		2018
The Group	Derivative assets £m	Derivative liabilities £m	Derivative assets £m	Derivative liabilities £m
At 1 January	5	(8)	1,056	(804)
Exchange and other adjustments	–	–	7	(5)
(Losses) gains recognised in the income statement within other income	–	–	(84)	49
(Sales) redemptions	–	47	(974)	752
Transfers into the level 3 portfolio	–	(344)	–	–
Transfers out of the level 3 portfolio	(5)	8	–	–
At 31 December	–	(297)	5	(8)
(Losses) gains recognised in the income statement, within other income, relating to the change in fair value of those assets or liabilities held at 31 December	–	–	(424)	82

	2019		2018
The Bank	Derivative assets £m	Derivative liabilities £m	Derivative assets £m	Derivative liabilities £m
At 1 January	5	(8)	636	(750)
Exchange and other adjustments	–	–	3	(4)
(Losses) gains recognised in the income statement within other income	–	–	(70)	43
(Sales) redemptions	–	–	(564)	703
Transfers out of the level 3 portfolio	(5)	8	–	–
At 31 December	–	–	5	(8)
(Losses) gains recognised in the income statement, within other income, relating to the change in fair value of those assets or liabilities held at 31 December	–	–	(402)	57

Derivative valuation adjustments

Derivative financial instruments which are carried in the balance sheet at fair value are adjusted where appropriate to reflect credit risk, market liquidity and other risks.

(I) UNCOLLATERALISED DERIVATIVE VALUATION ADJUSTMENTS, EXCLUDING MONOLINE COUNTERPARTIES

The following table summarises the movement on this valuation adjustment account for the Group during 2018 and 2019.

	2019 £m	2018 £m
At 1 January	272	521
Income statement (credit) charge	(56)	(243)
Transfers	(2)	(6)
At 31 December	214	272

Represented by:

	2019 £m	2018 £m
Credit Valuation Adjustment	141	192
Debit Valuation Adjustment	(5)	(16)
Funding Valuation Adjustment	78	96
	214	272

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

F-104

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

43   Financial instruments (continued)

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

The combination of a one notch deterioration in the credit rating of derivative counterparties and a ten per cent increase in LGD increases the CVA by £32 million. Current market value is used to estimate the projected exposure for products not supported by the model, which are principally complex interest rate options that are traded in very low volumes. For these, the CVA is calculated on an add-on basis (although no such adjustment was required at 31 December 2019).

The DVA is sensitive to:

–	the current size of the mark-to-market position on the uncollateralised liability;
–	expectations of future market volatility of the underlying liability; and
–	the Group’s own CDS spread.

A one per cent rise in the CDS spread would lead to an increase in the DVA of £14 million to £19 million.

The risk exposures that are used for the CVA and DVA calculations are strongly influenced by interest rates. Due to the nature of the Group’s business the CVA/DVA exposures tend to be on average the same way around such that the valuation adjustments fall when interest rates rise. A one per cent rise in interest rates would lead to a £52 million fall in the overall valuation adjustment to £84 million. The CVA model used by the Group does not assume any correlation between the level of interest rates and default rates.

The Group has also recognised a Funding Valuation Adjustment to adjust for the net cost of funding uncollateralised derivative positions. This adjustment is calculated on the expected future exposure discounted at a suitable cost of funds. A ten basis points increase in the cost of funds will increase the funding valuation adjustment by approximately £11 million.

(II) MARKET LIQUIDITY

The Group includes mid to bid-offer valuation adjustments against the expected cost of closing out the net market risk in the Group’s trading positions within a timeframe that is consistent with historical trading activity and spreads that the trading desks have accessed historically during the ordinary course of business in normal market conditions.

At 31 December 2019, the Group’s derivative trading business held mid to bid-offer valuation adjustments of £20 million (2018: £21 million).

F-105

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

43   FINANCIAL INSTRUMENTS (continued)

(D) Sensitivity of level 3 valuations

			At 31 December 2019			At 31 December 2018
				Effect of reasonably possible alternative assumptions[2]			Effect of reasonably possible alternative assumptions
	Valuation basis/technique	Significant unobservable inputs[1]	Carrying value £m	Favourable changes £m	Unfavourable changes £m	Carrying value £m	Favourable changes £m	Unfavourable changes £m
Financial assets at fair value through profit or loss:

Loans and advances to customers	Discounted cash flows	Interest rate spreads (bps) (50 bps/102 bps)	1,782	36	(39)	2,721	35	(35)
Debt securities	Discounted cash flows	Credit spreads (+/- 3%)	47	–	–	–	–	–
			1,829			2,721
Financial assets at fair value through other comprehensive income
Asset-backed securities	Lead manager or broker quote/consensus pricing	n/a	60	4	(4)	53	–	(1)
			60			53
Derivative financial assets
Interest rate derivatives	Option pricing model	n/a	–	–	–	5	–	–
			–			5
Level 3 financial assets carried at fair value			1,889			2,779
Financial liabilities at fair value through profit or loss	Discounted cash flows	Interest rate spreads (+/- 50bps)	47	1	(1)	–	–	–
Derivative financial liabilities
Interest rate derivatives	Market values – property valuation	HPI (+/- 5%)	297	17	(17)	8	–	–
			297			8
Level 3 financial liabilities carried at fair value			344			8

1	Ranges are shown where appropriate and represent the highest and lowest inputs used in the level 3 valuations.

2	Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.
F-106

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

43   FINANCIAL INSTRUMENTS (continued)

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

DERIVATIVES

Reasonably possible alternative assumptions have been determined in respect of swaptions in the Group’s derivative portfolios which are priced using industry standard option pricing models. Such models require interest rate volatilities which may be unobservable at longer maturities. To derive reasonably possible alternative valuations these volatilities have been flexed within a range.

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
F-107

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

43   FINANCIAL INSTRUMENTS (continued)

(4) Financial assets and liabilities carried at amortised cost

(A) Financial assets

Valuation hierarchy

The table below analyses the fair values of the financial assets of the Group which are carried at amortised cost by valuation methodology (level 1, 2 or 3, as described on page F-94). Financial assets carried at amortised cost are mainly classified as level 3 due to significant unobservable inputs used in the valuation models. Where inputs are observable, debt securities are classified as level 1 or 2.

			Valuation hierarchy
The Group	Carrying value £m	Fair value £m	Level 1 £m	Level 2 £m	Level 3 £m
At 31 December 2019
Loans and advances to customers	474,470	475,128	–	51,624	423,504
Loans and advances to banks	4,852	4,849	–	408	4,441
Debt securities	5,325	5,317	–	5,317	–
Due from fellow Lloyds Banking Group undertakings	1,854	1,854	–	–	1,854
Reverse repos included in above amounts:
Loans and advances to customers	51,624	51,624	–	51,624	–
Loans and advances to banks	408	408	–	408	–
At 31 December 2018
Loans and advances to customers	464,044	463,796	–	35,879	427,917
Loans and advances to banks	3,692	3,655	–	461	3,194
Debt securities	5,095	5,107	–	5,107	–
Due from fellow Lloyds Banking Group undertakings	1,878	1,878	–	–	1,878
Reverse repos included in above amounts:
Loans and advances to customers	35,879	35,879	–	35,879	–
Loans and advances to banks	461	461	–	461	–
F-108

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

43   FINANCIAL INSTRUMENTS (continued)

			Valuation hierarchy
The Bank	Carrying value £m	Fair value £m	Level 1 £m	Level 2 £m	Level 3 £m
At 31 December 2019
Loans and advances to customers	177,569	175,200	–	51,624	123,576
Loans and advances to banks	4,453	4,450	–	408	4,042
Debt securities	5,241	5,242	–	5,242	–
Due from fellow Lloyds Banking Group undertakings	202,277	202,277	–	–	202,277
Reverse repos included in above amounts:
Loans and advances to customers	51,624	51,624	–	51,624	–
Loans and advances to banks	408	408	–	408	–
At 31 December 2018
Loans and advances to customers	172,315	169,819	–	35,879	133,940
Loans and advances to banks	3,153	3,153	–	461	2,692
Debt securities	4,960	4,980	–	4,980	–
Due from fellow Lloyds Banking Group undertakings	153,585	153,585	–	–	153,585
Reverse repos included in above amounts:
Loans and advances to customers	35,879	35,879	–	35,879	–
Loans and advances to banks	461	461	–	461	–

Valuation methodology

LOANS AND ADVANCES TO CUSTOMERS

The Group provides loans and advances to commercial, corporate and personal customers at both fixed and variable rates. Due to their short-term nature, the carrying value of the variable rate loans and those relating to lease financing is assumed to be their fair value.

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

F-109

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

43   FINANCIAL INSTRUMENTS (continued)

(B) Financial liabilities

Valuation hierarchy

The table below analyses the fair values of the financial liabilities of the Group which are carried at amortised cost by valuation methodology (level 1, 2 or 3, as described on page F-94).

			Valuation hierarchy
The Group	Carrying value £m	Fair value £m	Level 1 £m	Level 2 £m	Level 3 £m
At 31 December 2019
Deposits from banks	23,593	23,497	–	23,497	–
Customer deposits	396,839	397,222	–	391,987	5,235
Due to fellow Lloyds Banking Group undertakings	4,893	4,893	–	4,893	–
Debt securities in issue	76,431	78,632	–	78,632	–
Subordinated liabilities	12,586	14,542	–	14,542	–
Repos included in above amounts:
Deposits from banks	18,105	18,105	–	18,105	–
Customer deposits	9,530	9,530	–	9,530	–
Due to fellow Lloyds Banking Group undertakings	–	–	–	–	–
At 31 December 2018
Deposits from banks	26,263	26,245	–	26,245	–
Customer deposits	391,251	391,524	–	385,357	6,167
Due to fellow Lloyds Banking Group undertakings	19,663	19,663	–	19,663	–
Debt securities in issue	64,533	66,379	–	66,379	–
Subordinated liabilities	12,745	14,460	–	14,460	–
Repos included in above amounts:
Deposits from banks	21,170	21,170	–	21,170	–
Customer deposits	1,818	1,818	–	1,818	–
Due to fellow Lloyds Banking Group undertakings	2,801	2,801	–	2,801	–
F-110

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

43   FINANCIAL INSTRUMENTS (continued)

			Valuation hierarchy
The Bank	Carrying value £m	Fair value £m	Level 1 £m	Level 2 £m	Level 3 £m
At 31 December 2019
Deposits from banks	7,122	7,025	–	7,025	–
Customer deposits	239,762	239,952	–	239,952	–
Due to fellow Lloyds Banking Group undertakings	109,771	109,771	–	109,771	–
Debt securities in issue	61,509	63,483	–	63,483	–
Subordinated liabilities	9,909	10,974	–	10,974	–
Repos included in above amounts:
Deposits from banks	2,645	2,645	–	2,645	–
Customer deposits	9,530	9,530	–	9,530	–
Due to fellow Lloyds Banking Group undertakings	–	–	–	–	–
At 31 December 2018
Deposits from banks	5,320	5,300	–	5,300	–
Customer deposits	229,402	229,593	–	229,593	–
Due to fellow Lloyds Banking Group undertakings	88,383	88,383	–	88,383	–
Debt securities in issue	49,787	51,501	–	51,501	–
Subordinated liabilities	9,528	10,558	–	10,558	–
Repos included in above amounts:
Deposits from banks	1,193	1,193	–	1,193	–
Customer deposits	1,818	1,818	–	1,818	–
Due to fellow Lloyds Banking Group undertakings	2,801	2,801	–	2,801	–

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

(5) Reclassifications of financial assets

Other than the reclassifications on adoption of IFRS 9 on 1 January 2018, there have been no reclassifications of financial assets in 2018 or 2019.

F-111

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

44   TRANSFERS OF FINANCIAL ASSETS

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

As set out in note 27, included within financial assets measured at amortised cost are loans transferred under the Group’s securitisation and covered bond programmes. As the Group retains all of a majority of the risks and rewards associated with these loans, including credit, interest rate, prepayment and liquidity risk, they remain on the Group’s balance sheet. Assets transferred into the Group’s securitisation and covered bond programmes are not available to be used by the Group whilst the assets are within the programmes. However, the Group retains the right to remove loans from the covered bond programmes where they are in excess of the programme’s requirements. In addition, where the Group has retained some of the notes issued by securitisation and covered bond programmes, the Group has the ability to sell or pledge these retained notes.

The table below sets out the carrying values of the transferred assets and the associated liabilities. For repurchase and securities lending transactions, the associated liabilities represent the Group’s obligation to repurchase the transferred assets. For securitisation programmes, the associated liabilities represent the external notes in issue (note 27). Except as otherwise noted below, none of the liabilities shown in the table below have recourse only to the transferred assets.

	The Group		The Bank
	Carrying value of transferred assets £m	Carrying value of associated liabilities £m	Carrying value of transferred assets £m	Carrying value of associated liabilities £m
At 31 December 2019
Repurchase and securities lending transactions
Financial assets at fair value through profit or loss	3,123	2,668	655	21
Financial assets at fair value through other comprehensive income	5,436	4,560	7,552	6,065
Securitisation programmes
Financial assets at amortised cost:
Loans and advances to customers[1,2]	42,545	7,376	6,433	–

	The Group		The Bank
	Carrying value of transferred assets £m	Carrying value of associated liabilities £m	Carrying value of transferred assets £m	Carrying value of associated liabilities £m
At 31 December 2018
Repurchase and securities lending transactions
Financial assets at fair value through profit or loss	997	269	989	269
Available-for-sale financial assets	5,691	4,645	5,397	4,645
Securitisation programmes
Financial assets at amortised cost:
Loans and advances to customers[1,2]	41,674	5,533	11,760	–

1	The carrying value of associated liabilities for the Group excludes securitisation notes held by the Group of £31,396 million (31 December 2018: £31,647 million).

2	The carrying value of transferred assets for the Bank includes amounts relating to assets transferred to structured entities which are fully consolidated into the Group. The liabilities associated with such assets are issued by the structured entities.
F-112

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

45   OFFSETTING OF FINANCIAL ASSETS AND LIABILITIES

The following information relates to financial assets and liabilities which have been offset in the balance sheet and those which have not been offset but for which the Group has enforceable master netting agreements or collateral arrangements in place with counterparties.

				Related amounts where set off in the balance sheet not permitted[3]
At 31 December 2019	Gross amounts of assets and liabilities[1] £m	Amounts offset in the balance sheet[2] £m	Net amounts presented in the balance sheet £m	Cash collateral received/ pledged £m	Non-cash collateral received/ pledged £m	Potential net amounts if offset of related amounts permitted £m
Financial assets
Financial assets at fair value through profit or loss:
Excluding reverse repos	2,284	–	2,284	–	(21)	2,263
Reverse repos	–	–	–	–	–	–
	2,284	–	2,284	–	(21)	2,263
Derivative financial instruments	61,860	(53,366)	8,494	(2,186)	(4,177)	2,131
Loans and advances to banks:
Excluding reverse repos	4,444	–	4,444	(1,288)	(2,792)	364
Reverse repos	408	–	408	–	(408)	–
	4,852	–	4,852	(1,288)	(3,200)	364
Loans and advances to customers:
Excluding reverse repos	422,846	–	422,846	(879)	–	421,967
Reverse repos	56,089	(4,465)	51,624	–	(51,624)	–
	478,935	(4,465)	474,470	(879)	(51,624)	421,967
Debt securities	5,325	–	5,325	–	(211)	5,114
Financial assets at fair value through other
comprehensive income	24,617	–	24,617	–	(5,948)	18,669
Financial liabilities
Deposits from banks:
Excluding repos	5,488	–	5,488	(1,684)	–	3,804
Repos	18,105	–	18,105	–	(18,105)	–
	23,593	–	23,593	(1,684)	(18,105)	3,804
Customer deposits:
Excluding repos	389,178	(1,869)	387,309	(501)	(2,792)	384,016
Repos	9,530	–	9,530	–	(9,530)	–
	398,708	(1,869)	396,839	(501)	(12,322)	384,016
Financial liabilities at fair value through profit or loss:
Excluding repos	7,702	–	7,702	–	–	7,702
Repos	4,465	(4,465)	–	–	–	–
	12,167	(4,465)	7,702	–	–	7,702
Derivative financial instruments	61,328	(51,497)	9,831	(2,168)	(5,020)	2,643
F-113

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

45   OFFSETTING OF FINANCIAL ASSETS AND LIABILITIES (continued)

				Related amounts where set off in the balance sheet not permitted[3]
At 31 December 2018	Gross amounts of assets and liabilities[1] £m	Amounts offset in the balance sheet[2] £m	Net amounts presented in the balance sheet £m	Cash collateral received/ pledged £m	Non-cash collateral received/ pledged £m	Potential net amounts if offset of related amounts permitted £m
Financial assets
Financial assets at fair value through profit or loss:
Excluding reverse repos	6,129	–	6,129	–	(274)	5,855
Reverse repos	17,890	(763)	17,127	–	(17,127)	–
	24,019	(763)	23,256	–	(17,401)	5,855
Derivative financial instruments	52,981	(41,688)	11,293	(1,693)	(4,837)	4,763
Loans and advances to banks:
Excluding reverse repos	3,231	–	3,231	(1,496)	–	1,735
Reverse repos	461	–	461	–	(461)	–
	3,692	–	3,692	(1,496)	(461)	1,735
Loans and advances to customers:
Excluding reverse repos	428,165	–	428,165	(863)	(3,241)	424,061
Reverse repos	37,890	(2,011)	35,879	–	(35,879)	–
	466,055	(2,011)	464,044	(863)	(39,120)	424,061
Debt securities	5,095	–	5,095	–	–	5,095
Financial assets at fair value through other comprehensive income	24,368	–	24,368	–	(4,666)	19,702
Financial liabilities
Deposits from banks:
Excluding repos	5,093	–	5,093	(1,400)	–	3,693
Repos	21,170	–	21,170	–	(21,170)	–
	26,263	–	26,263	(1,400)	(21,170)	3,693
Customer deposits:
Excluding repos	390,724	(1,291)	389,433	(293)	(3,241)	385,899
Repos	1,818	–	1,818	–	(1,818)	–
	392,542	(1,291)	391,251	(293)	(5,059)	385,899
Financial liabilities at fair value through profit or loss:
Excluding repos	7,473	–	7,473	–	–	7,473
Repos	13,030	(2,773)	10,257	–	(10,257)	–
	20,503	(2,773)	17,730	–	(10,257)	7,473
Derivative financial instruments	51,309	(40,398)	10,911	(2,359)	(5,770)	2,782

1	After impairment allowance.

2	The amounts set off in the balance sheet as shown above represent derivatives and repurchase agreements with central clearing houses which meet the criteria for offsetting under IAS 32.

3	The Group enters into derivatives and repurchase and reverse repurchase agreements with various counterparties which are governed by industry standard master netting agreements. The Group holds and provides cash and securities collateral in respective of derivative transactions covered by these agreements. The right to set off balances under these master netting agreements or to set off cash and securities collateral only arises in the event of non-payment or default and, as a result, these arrangements do not qualify for offsetting under IAS 32.

The effects of over-collateralisation have not been taken into account in the above table.

F-114

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

46   FINANCIAL RISK MANAGEMENT

Financial instruments are fundamental to the Group’s activities and, as a consequence, the risks associated with financial instruments represent a significant component of the risks faced by the Group.

Disclosures in this note exclude the Group’s discontinued operations.

The primary risks affecting the Group through its use of financial instruments are: credit risk; market risk, which includes interest rate risk, currency risk and liquidity risk. Information about the Group’s management of these risks is given below.

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

	2019			2018
The Group	Maximum exposure £m	Offset[2] £m	Net exposure £m	Maximum exposure £m	Offset[2] £m	Net exposure £m
Loans and advances to banks, net[1]	4,852	–	4,852	3,692	–	3,692
Loans and advances to customers, net[1]	474,470	(2,792)	471,678	464,044	(3,241)	460,803
Debt securities, net[1]	5,325	–	5,325	5,095	–	5,095
Financial assets as amortised cost	484,647	(2,792)	481,855	472,831	(3,241)	469,590
Financial assets at fair value through other comprehensive income[3]	24,617	–	24,617	24,368	–	24,368
Financial assets at fair value through profit or loss[3]:
Loans and advances	1,782	–	1,782	20,247	–	20,247
Debt securities, treasury and other bills	337	–	337	2,853	–	2,853
	2,119	–	2,119	23,100	–	23,100
Derivative assets	8,494	(4,177)	4,317	11,293	(4,524)	6,769

Off-balance sheet items:
Acceptances and endorsements	17	–	17	32	–	32
Other items serving as direct credit substitutes	279	–	279	485	–	485
Performance bonds and other transaction-related contingencies	2,274	–	2,274	2,270	–	2,270
Irrevocable commitments and guarantees	46,629	–	46,629	48,455	–	48,455
	49,199	–	49,199	51,242	–	51,242
	569,076	(6,969)	562,107	582,834	(7,765)	575,069
F-115

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

46   FINANCIAL RISK MANAGEMENT (continued)

	2019			2018
The Bank	Maximum exposure £m	Offset[2] £m	Net exposure £m	Maximum exposure £m	Offset[2] £m	Net exposure £m
Loans and advances to banks, net[1]	4,453	–	4,453	3,153	–	3,153
Loans and advances to customers, net[1]	177,569	(2,123)	175,446	172,315	(2,399)	169,916
Debt securities, net[1]	5,241	–	5,241	4,960	–	4,960
Financial assets at amortised cost	187,263	(2,123)	185,140	180,428	(2,399)	178,029
Financial assets at fair value through other comprehensive income[3]	22,160	–	22,160	23,208	–	23,208
Financial assets at fair value through profit or loss[3]
Loans and advances	362	–	362	18,026	–	18,026
Debt securities, treasury and other bills	337	–	337	2,811	–	2,811
	699	–	699	20,837	–	20,837

Derivative assets	13,638	(3,312)	10,326	15,431	(3,406)	12,025
Off-balance sheet items:
Acceptances and endorsements	16	–	16	31	–	31
Other items serving as direct credit substitutes	259	–	259	449	–	449
Performance bonds and other transaction-related contingencies	2,014	–	2,014	2,012	–	2,012
Irrevocable commitments and guarantees	27,672	–	27,672	30,420	–	30,420
	29,961	–	29,961	32,912	–	32,912
	253,721	(5,435)	248,286	272,816	(5,805)	267,011

1	Amounts shown net of related impairment allowances.

2	Offset items comprise deposit amounts available for offset, and amounts available for offset under master netting arrangements, that do not meet the criteria under IAS 32 to enable loans and advances and derivative assets respectively to be presented net of these balances in the financial statements.

3	Excluding equity shares.
F-116

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

46   FINANCIAL RISK MANAGEMENT (continued)

B. Concentrations of exposure

The Group’s management of concentration risk includes single name, industry sector and country limits as well as controls over the Group’s overall exposure to certain products.

At 31 December 2019 the most significant concentrations of exposure were in mortgages (comprising 62  per  cent of total loans and advances to customers) and to financial, business and other services (comprising 15 per cent of the total).

Loans and advances to customers

	The Group		The Bank
	2019 £m	2018 £m	2019 £m	2018 £m
Agriculture, forestry and fishing	7,557	7,308	2,949	3,020
Energy and water supply	1,423	1,356	1,328	1,243
Manufacturing	4,869	6,696	3,811	5,725
Construction	4,190	4,468	3,255	3,108
Transport, distribution and hotels	12,657	13,932	8,350	9,943
Postal and telecommunications	1,679	2,395	1,130	1,646
Property companies	26,736	27,207	22,982	23,087
Financial, business and other services	73,087	61,256	68,461	55,407
Personal:
Mortgages[1]	298,294	296,790	52,341	55,022
Other	29,165	28,617	10,060	9,680
Lease financing	1,536	1,686	93	194
Hire purchase	16,440	15,353	3,982	5,774
Total loans and advances to customers before allowance for impairment losses	477,633	467,064	178,742	173,849
Allowance for impairment losses (note 18)	(3,163)	(3,020)	(1,173)	(1,534)
Total loans and advances to customers	474,470	464,044	177,569	172,315

1	Includes both UK and overseas mortgage balances.

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

F-117

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

46   FINANCIAL RISK MANAGEMENT (continued)

Stage 3 assets of the Group include balances of £205 million (2018: £250 million) (with outstanding amounts due of approximately £1,700 million (2018: £2,200 million)) which have been subject to a partial write-off and where the Group continues to enforce recovery action.

Stage 2 and Stage 3 assets of the Group with a carrying amount of £219 million (2018: £1,000 million) were modified during the year. No material gain or loss was recognised by the Group.

The Group – Gross drawn exposures	PD range	Stage 1 £m	Stage 2 £m	Stage 3 £m	Purchased or originated credit- impaired £m	Total £m
At 31 December 2019
Loans and advances to banks:
CMS 1-10	0.00-0.50%	4,852	–	–	–	4,852
CMS 11-14	0.51-3.00%	–	–	–	–	–
CMS 15-18	3.01-20.00%	–	–	–	–	–
CMS 19	20.01-99.99%	–	–	–	–	–
CMS 20-23	100%	–	–	–	–	–
		4,852	–	–	–	4,852
Loans and advances to customers:
Retail - mortgages
RMS 1-6	0.00-4.50%	257,028	13,494	–	–	270,522
RMS 7-9	4.51-14.00%	15	2,052	–	–	2,067
RMS 10	14.01-20.00%	–	414	–	–	414
RMS 11-13	20.01-99.99%	–	975	–	–	975
RMS 14	100%	–	–	1,506	13,714	15,220
		257,043	16,935	1,506	13,714	289,198
Retail - unsecured
RMS 1-6	0.00-4.50%	22,151	1,098	–	–	23,249
RMS 7-9	4.51-14.00%	2,676	919	–	–	3,595
RMS 10	14.01-20.00%	76	189	–	–	265
RMS 11-13	20.01-99.99%	18	606	–	–	624
RMS 14	100%	–	–	678	–	678
		24,921	2,812	678	–	28,411
Retail - UK Motor Finance
RMS 1-6	0.00-4.50%	13,568	1,297	–	–	14,865
RMS 7-9	4.51-14.00%	314	368	–	–	682
RMS 10	14.01-20.00%	–	99	–	–	99
RMS 11-13	20.01-99.99%	2	178	–	–	180
RMS 14	100%	–	–	150	–	150
		13,884	1,942	150	–	15,976
Retail - Other
RMS 1-6	0.00-4.50%	9,520	390	–	–	9,910
RMS 7-9	4.51-14.00%	–	409	–	–	409
RMS 10	14.01-20.00%	–	7	–	–	7
RMS 11-13	20.01-99.99%	134	23	–	–	157
RMS 14	100%	–	–	150	–	150
		9,654	829	150	–	10,633
Total Retail		305,502	22,518	2,484	13,714	344,218
F-118

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

46   FINANCIAL RISK MANAGEMENT (continued)

The Group – Gross drawn exposures (continued)	PD range	Stage 1 £m	Stage 2 £m	Stage 3 £m	Purchased or originated credit- impaired £m	Total £m
At 31 December 2019
Commercial
CMS 1-10	0.00-0.50%	43,276	356	–	–	43,632
CMS 11-14	0.51-3.00%	25,410	2,316	–	–	27,726
CMS 15-18	3.01-20.00%	1,801	3,101	–	–	4,902
CMS 19	20.01-99.99%	–	168	–	–	168
CMS 20-23	100%	–	–	3,135	–	3,135
		70,487	5,941	3,135	–	79,563
Other
RMS 1-6	0.00-4.50%	754	46	–	–	800
RMS 7-9	4.51-14.00%	–	–	–	–	–
RMS 10	14.01-20.00%	–	–	–	–	–
RMS 11-13	20.01-99.99%	–	–	–	–	–
RMS 14	100%	–	–	28	–	28
		754	46	28	–	828
CMS 1-10	0.00-0.50%	53,024	–	–	–	53,024
CMS 11-14	0.51-3.00%	–	–	–	–	–
CMS 15-18	3.01-20.00%	–	–	–	–	–
CMS 19	20.01-99.99%	–	–	–	–	–
CMS 20-23	100%	–	–	–	–	–
		53,024	–	–	–	53,024
Total loans and advances to customers		429,767	28,505	5,647	13,714	477,633

In respect of:
Retail		305,502	22,518	2,484	13,714	344,218
Commercial		70,487	5,941	3,135	–	79,563
Other		53,778	46	28	–	53,852
Total loans and advances to customers		429,767	28,505	5,647	13,714	477,633
F-119

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

46   FINANCIAL RISK MANAGEMENT (continued)

The Group – Expected credit losses in respect of drawn exposures	PD range	Stage 1 £m	Stage 2 £m	Stage 3 £m	Purchased or originated credit- impaired £m	Total £m
At 31 December 2019
Loans and advances to banks:
CMS 1-10	0.00-0.50%	–	–	–	–	–
CMS 11-14	0.51-3.00%	–	–	–	–	–
CMS 15-18	3.01-20.00%	–	–	–	–	–
CMS 19	20.01-99.99%	–	–	–	–	–
CMS 20-23	100%	–	–	–	–	–
		–	–	–	–	–
Loans and advances to customers:
Retail - mortgages
RMS 1-6	0.00-4.50%	23	183	–	–	206
RMS 7-9	4.51-14.00%	–	39	–	–	39
RMS 10	14.01-20.00%	–	13	–	–	13
RMS 11-13	20.01-99.99%	–	46	–	–	46
RMS 14	100%	–	–	122	142	264
		23	281	122	142	568
Retail - unsecured
RMS 1-6	0.00-4.50%	188	42	–	–	230
RMS 7-9	4.51-14.00%	103	92	–	–	195
RMS 10	14.01-20.00%	7	34	–	–	41
RMS 11-13	20.01-99.99%	3	193	–	–	196
RMS 14	100%	–	–	233	–	233
		301	361	233	–	895
Retail - UK Motor Finance
RMS 1-6	0.00-4.50%	203	30	–	–	233
RMS 7-9	4.51-14.00%	10	15	–	–	25
RMS 10	14.01-20.00%	–	10	–	–	10
RMS 11-13	20.01-99.99%	1	32	–	–	33
RMS 14	100%	–	–	84	–	84
		214	87	84	–	385
Retail - Other
RMS 1-6	0.00-4.50%	25	9	–	–	34
RMS 7-9	4.51-14.00%	–	27	–	–	27
RMS 10	14.01-20.00%	–	–	–	–	–
RMS 11-13	20.01-99.99%	–	1	–	–	1
RMS 14	100%	–	–	51	–	51
		25	37	51	–	113
Total Retail		563	766	490	142	1,961
F-120

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

46   FINANCIAL RISK MANAGEMENT (continued)

The Group – Expected credit losses in respect of drawn exposures (continued)	PD range	Stage 1 £m	Stage 2 £m	Stage 3 £m	Purchased or originated credit- impaired £m	Total £m
At 31 December 2019
Commercial
CMS 1-10	0.00-0.50%	27	2	–	–	29
CMS 11-14	0.51-3.00%	50	37	–	–	87
CMS 15-18	3.01-20.00%	13	171	–	–	184
CMS 19	20.01-99.99%	–	16	–	–	16
CMS 20-23	100%	–	–	859	–	859
		90	226	859	–	1,175
Other
RMS 1-6	0.00-4.50%	16	1	–	–	17
RMS 7-9	4.51-14.00%	–	–	–	–	–
RMS 10	14.01-20.00%	–	–	–	–	–
RMS 11-13	20.01-99.99%	–	–	–	–	–
RMS 14	100%	–	–	10	–	10
		16	1	10	–	27
CMS 1-10	0.00-0.50%	–	–	–	–	–
CMS 11-14	0.51-3.00%	–	–	–	–	–
CMS 15-18	3.01-20.00%	–	–	–	–	–
CMS 19	20.01-99.99%	–	–	–	–	–
CMS 20-23	100%	–	–	–	–	–
		–	–	–	–	–
Total loans and advances to customers		669	993	1,359	142	3,163

In respect of:
Retail		563	766	490	142	1,961
Commercial		90	226	859	–	1,175
Other		16	1	10	–	27
Total loans and advances to customers		669	993	1,359	142	3,163
F-121

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

46   FINANCIAL RISK MANAGEMENT (continued)

The Group – Gross undrawn exposures	PD range	Stage 1 £m	Stage 2 £m	Stage 3 £m	Purchased or originated credit- impaired £m	Total £m
At 31 December 2019
Loans and advances to customers:
Retail - mortgages
RMS 1-6	0.00-4.50%	12,242	62	–	–	12,304
RMS 7-9	4.51-14.00%	1	1	–	–	2
RMS 10	14.01-20.00%	–	–	–	–	–
RMS 11-13	20.01-99.99%	–	–	–	–	–
RMS 14	100%	–	–	8	79	87
		12,243	63	8	79	12,393
Retail - unsecured
RMS 1-6	0.00-4.50%	60,653	1,986	–	–	62,639
RMS 7-9	4.51-14.00%	389	218	–	–	607
RMS 10	14.01-20.00%	5	39	–	–	44
RMS 11-13	20.01-99.99%	1	73	–	–	74
RMS 14	100%	–	–	83	–	83
		61,048	2,316	83	–	63,447
Retail - UK Motor Finance
RMS 1-6	0.00-4.50%	1,181	–	–	–	1,181
RMS 7-9	4.51-14.00%	193	4	–	–	197
RMS 10	14.01-20.00%	–	–	–	–	–
RMS 11-13	20.01-99.99%	–	–	–	–	–
RMS 14	100%	–	–	–	–	–
		1,374	4	–	–	1,378
Retail - Other
RMS 1-6	0.00-4.50%	1,240	–	–	–	1,240
RMS 7-9	4.51-14.00%	–	62	–	–	62
RMS 10	14.01-20.00%	–	–	–	–	–
RMS 11-13	20.01-99.99%	–	–	–	–	–
RMS 14	100%	–	–	2	–	2
		1,240	62	2	–	1,304
Total Retail		75,905	2,445	93	79	78,522
F-122

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

46   FINANCIAL RISK MANAGEMENT (continued)

The Group – Gross undrawn exposures (continued)	PD range	Stage 1 £m	Stage 2 £m	Stage 3 £m	Purchased or originated credit- impaired £m	Total £m
At 31 December 2019
Commercial
CMS 1-10	0.00-0.50%	31,014	76	–	–	31,090
CMS 11-14	0.51-3.00%	5,105	850	–	–	5,955
CMS 15-18	3.01-20.00%	258	326	–	–	584
CMS 19	20.01-99.99%	–	43	–	–	43
CMS 20-23	100%	–	–	5	–	5
		36,377	1,295	5	–	37,677
Other
RMS 1-6	0.00-4.50%	235	–	–	–	235
RMS 7-9	4.51-14.00%	–	–	–	–	–
RMS 10	14.01-20.00%	–	–	–	–	–
RMS 11-13	20.01-99.99%	–	–	–	–	–
RMS 14	100%	–	–	–	–	–
		235	–	–	–	235
CMS 1-10	0.00-0.50%	–	–	–	–	–
CMS 11-14	0.51-3.00%	–	–	–	–	–
CMS 15-18	3.01-20.00%	–	–	–	–	–
CMS 19	20.01-99.99%	–	–	–	–	–
CMS 20-23	100%	–	–	–	–	–
		–	–	–	–	–
Total loans and advances to customers		112,517	3,740	98	79	116,434

In respect of:
Retail		75,905	2,445	93	79	78,522
Commercial		36,377	1,295	5	–	37,677
Other		235	–	–	–	235
Total loans and advances to customers		112,517	3,740	98	79	116,434
F-123

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

46   FINANCIAL RISK MANAGEMENT (continued)

The Group – Expected credit losses in respect of undrawn exposures	PD range	Stage 1 £m	Stage 2 £m	Stage 3 £m	Purchased or originated credit- impaired £m	Total £m
At 31 December 2019
Loans and advances to customers:
Retail - mortgages
RMS 1-6	0.00-4.50%	1	–	–	–	1
RMS 7-9	4.51-14.00%	–	–	–	–	–
RMS 10	14.01-20.00%	–	–	–	–	–
RMS 11-13	20.01-99.99%	–	–	–	–	–
RMS 14	100%	–	–	–	–	–
		1	–	–	–	1
Retail - unsecured
RMS 1-6	0.00-4.50%	56	24	–	–	80
RMS 7-9	4.51-14.00%	6	8	–	–	14
RMS 10	14.01-20.00%	–	3	–	–	3
RMS 11-13	20.01-99.99%	–	15	–	–	15
RMS 14	100%	–	–	–	–	–
		62	50	–	–	112
Retail - UK Motor Finance
RMS 1-6	0.00-4.50%	2	–	–	–	2
RMS 7-9	4.51-14.00%	–	–	–	–	–
RMS 10	14.01-20.00%	–	–	–	–	–
RMS 11-13	20.01-99.99%	–	–	–	–	–
RMS 14	100%	–	–	–	–	–
		2	–	–	–	2
Retail - Other
RMS 1-6	0.00-4.50%	11	–	–	–	11
RMS 7-9	4.51-14.00%	–	3	–	–	3
RMS 10	14.01-20.00%	–	–	–	–	–
RMS 11-13	20.01-99.99%	–	–	–	–	–
RMS 14	100%	–	–	–	–	–
		11	3	–	–	14
Total Retail		76	53	–	–	129
F-124

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

46   FINANCIAL RISK MANAGEMENT (continued)

The Group – Expected credit losses in respect of undrawn exposures (continued)	PD range	Stage 1 £m	Stage 2 £m	Stage 3 £m	Purchased or originated credit- impaired £m	Total £m
At 31 December 2019
Commercial
CMS 1-10	0.00-0.50%	7	–	–	–	7
CMS 11-14	0.51-3.00%	7	9	–	–	16
CMS 15-18	3.01-20.00%	1	13	–	–	14
CMS 19	20.01-99.99%	–	2	–	–	2
CMS 20-23	100%	–	–	5	–	5
		15	24	5	–	44
Other
RMS 1-6	0.00-4.50%	–	–	–	–	–
RMS 7-9	4.51-14.00%	–	–	–	–	–
RMS 10	14.01-20.00%	–	–	–	–	–
RMS 11-13	20.01-99.99%	–	–	–	–	–
RMS 14	100%	–	–	–	–	–
		–	–	–	–	–
CMS 1-10	0.00-0.50%	–	–	–	–	–
CMS 11-14	0.51-3.00%	–	–	–	–	–
CMS 15-18	3.01-20.00%	–	–	–	–	–
CMS 19	20.01-99.99%	–	–	–	–	–
CMS 20-23	100%	–	–	–	–	–
		–	–	–	–	–
Total loans and advances to customers		91	77	5	–	173

In respect of:
Retail		76	53	–	–	129
Commercial		15	24	5	–	44
Other		–	–	–	–	–
Total loans and advances to customers		91	77	5	–	173
F-125

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

46   FINANCIAL RISK MANAGEMENT (continued)

The Group – Gross drawn exposures	PD range	Stage 1 £m	Stage 2 £m	Stage 3 £m	Purchased or originated credit-impaired £m	Total £m
At 31 December 2018
Loans and advances to banks:
CMS 1-10	0.00-0.50%	3,586	2	–	–	3,588
CMS 11-14	0.51-3.00%	105	–	–	–	105
CMS 15-18	3.01-20.00%	–	–	–	–	–
CMS 19	20.01-99.99%	–	–	–	–	–
CMS 20-23	100%	–	–	–	–	–
		3,691	2	–	–	3,693
Loans and advances to customers:
Retail - mortgages
RMS 1-6	0.00-4.50%	257,740	10,784	–	–	268,524
RMS 7-9	4.51-14.00%	57	1,709	–	–	1,766
RMS 10	14.01-20.00%	–	262	–	–	262
RMS 11-13	20.01-99.99%	–	899	–	–	899
RMS 14	100%	–	–	1,393	15,391	16,784
		257,797	13,654	1,393	15,391	288,235
Retail - unsecured
RMS 1-6	0.00-4.50%	22,363	1,079	–	–	23,442
RMS 7-9	4.51-14.00%	2,071	774	–	–	2,845
RMS 10	14.01-20.00%	72	167	–	–	239
RMS 11-13	20.01-99.99%	199	687	–	–	886
RMS 14	100%	–	–	703	–	703
		24,705	2,707	703	–	28,115
Retail - UK Motor Finance
RMS 1-6	0.00-4.50%	12,918	954	–	–	13,872
RMS 7-9	4.51-14.00%	301	318	–	–	619
RMS 10	14.01-20.00%	–	111	–	–	111
RMS 11-13	20.01-99.99%	5	197	–	–	202
RMS 14	100%	–	–	129	–	129
		13,224	1,580	129	–	14,933
Retail - Other
RMS 1-6	0.00-4.50%	9,033	704	–	–	9,737
RMS 7-9	4.51-14.00%	190	66	–	–	256
RMS 10	14.01-20.00%	–	7	–	–	7
RMS 11-13	20.01-99.99%	211	23	–	–	234
RMS 14	100%	–	–	165	–	165
		9,434	800	165	–	10,399
Total Retail		305,160	18,741	2,390	15,391	341,682
F-126

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

46   FINANCIAL RISK MANAGEMENT (continued)

The Group – Gross drawn exposures (continued)	PD range	Stage 1 £m	Stage 2 £m	Stage 3 £m	Purchased or originated credit-impaired £m	Total £m
At 31 December 2018
Commercial
CMS 1-10	0.00-0.50%	50,143	100	–	–	50,243
CMS 11-14	0.51-3.00%	24,760	3,442	–	–	28,202
CMS 15-18	3.01-20.00%	1,287	2,962	–	–	4,249
CMS 19	20.01-99.99%	–	54	–	–	54
CMS 20-23	100%	–	–	2,958	–	2,958
		76,190	6,558	2,958	–	85,706
Other
RMS 1-6	0.00-4.50%	804	6	–	–	810
RMS 7-9	4.51-14.00%	–	–	–	–	–
RMS 10	14.01-20.00%	–	–	–	–	–
RMS 11-13	20.01-99.99%	–	–	–	–	–
RMS 14	100%	–	–	49	–	49
		804	6	49	–	859
CMS 1-10	0.00-0.50%	38,814	–	–	–	38,814
CMS 11-14	0.51-3.00%	–	3	–	–	3
CMS 15-18	3.01-20.00%	–	–	–	–	–
CMS 19	20.01-99.99%	–	–	–	–	–
CMS 20-23	100%	–	–	–	–	–
		38,814	3	–	–	38,817
Total loans and advances to customers		420,968	25,308	5,397	15,391	467,064

In respect of:
Retail		305,160	18,741	2,390	15,391	341,682
Commercial		76,190	6,558	2,958	–	85,706
Other		39,618	9	49	–	39,676
Total loans and advances to customers		420,968	25,308	5,397	15,391	467,064
F-127

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

46   FINANCIAL RISK MANAGEMENT (continued)

The Group – Expected credit losses in respect of drawn exposures	PD range	Stage 1 £m	Stage 2 £m	Stage 3 £m	Purchased or originated credit-impaired £m	Total £m
At 31 December 2018
Loans and advances to banks:
CMS 1-10	0.00-0.50%	1	–	–	–	1
CMS 11-14	0.51-3.00%	–	–	–	–	–
CMS 15-18	3.01-20.00%	–	–	–	–	–
CMS 19	20.01-99.99%	–	–	–	–	–
CMS 20-23	100%	–	–	–	–	–
		1	–	–	–	1
Loans and advances to customers:
Retail - mortgages
RMS 1-6	0.00-4.50%	37	141	–	–	178
RMS 7-9	4.51-14.00%	–	34	–	–	34
RMS 10	14.01-20.00%	–	9	–	–	9
RMS 11-13	20.01-99.99%	–	42	–	–	42
RMS 14	100%	–	–	118	78	196
		37	226	118	78	459
Retail - unsecured
RMS 1-6	0.00-4.50%	135	45	–	–	180
RMS 7-9	4.51-14.00%	57	83	–	–	140
RMS 10	14.01-20.00%	4	29	–	–	33
RMS 11-13	20.01-99.99%	3	172	–	–	175
RMS 14	100%	–	–	228	–	228
		199	329	228	–	756
Retail - UK Motor Finance
RMS 1-6	0.00-4.50%	114	19	–	–	133
RMS 7-9	4.51-14.00%	6	15	–	–	21
RMS 10	14.01-20.00%	–	11	–	–	11
RMS 11-13	20.01-99.99%	1	34	–	–	35
RMS 14	100%	–	–	78	–	78
		121	79	78	–	278
Retail - Other
RMS 1-6	0.00-4.50%	30	25	–	–	55
RMS 7-9	4.51-14.00%	2	2	–	–	4
RMS 10	14.01-20.00%	–	–	–	–	–
RMS 11-13	20.01-99.99%	–	1	–	–	1
RMS 14	100%	–	–	60	–	60
		32	28	60	–	120
Total Retail		389	662	484	78	1,613
F-128

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

46   FINANCIAL RISK MANAGEMENT (continued)

The Group – Expected credit losses in respect of drawn exposures (continued)	PD range	Stage 1 £m	Stage 2 £m	Stage 3 £m	Purchased or originated credit-impaired £m	Total £m
At 31 December 2018
Commercial
CMS 1-10	0.00-0.50%	26	1	–	–	27
CMS 11-14	0.51-3.00%	49	86	–	–	135
CMS 15-18	3.01-20.00%	11	229	–	–	240
CMS 19	20.01-99.99%	–	7	–	–	7
CMS 20-23	100%	–	–	937	–	937
		86	323	937	–	1,346
Other
RMS 1-6	0.00-4.50%	43	1	–	–	44
RMS 7-9	4.51-14.00%	–	–	–	–	–
RMS 10	14.01-20.00%	–	–	–	–	–
RMS 11-13	20.01-99.99%	–	–	–	–	–
RMS 14	100%	–	–	11	–	11
		43	1	11	–	55
CMS 1-10	0.00-0.50%	–	–	–	–	–
CMS 11-14	0.51-3.00%	–	6	–	–	6
CMS 15-18	3.01-20.00%	–	–	–	–	–
CMS 19	20.01-99.99%	–	–	–	–	–
CMS 20-23	100%	–	–	–	–	–
		–	6	–	–	6
Total loans and advances to customers		518	992	1,432	78	3,020

In respect of:
Retail		389	662	484	78	1,613
Commercial		86	323	937	–	1,346
Other		43	7	11	–	61
Total loans and advances to customers		518	992	1,432	78	3,020
F-129

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

46   FINANCIAL RISK MANAGEMENT (continued)

The Group – Gross undrawn exposures	PD range	Stage 1 £m	Stage 2 £m	Stage 3 £m	Purchased or originated credit-impaired £m	Total £m
At 31 December 2018
Loans and advances to customers:
Retail - mortgages
RMS 1-6	0.00-4.50%	12,024	19	–	–	12,043
RMS 7-9	4.51-14.00%	2	1	–	–	3
RMS 10	14.01-20.00%	–	–	–	–	–
RMS 11-13	20.01-99.99%	–	–	–	–	–
RMS 14	100%	–	–	5	90	95
		12,026	20	5	90	12,141
Retail - unsecured
RMS 1-6	0.00-4.50%	57,433	1,811	–	–	59,244
RMS 7-9	4.51-14.00%	391	156	–	–	547
RMS 10	14.01-20.00%	10	27	–	–	37
RMS 11-13	20.01-99.99%	3	50	–	–	53
RMS 14	100%	–	–	36	–	36
		57,837	2,044	36	–	59,917
Retail - UK Motor Finance
RMS 1-6	0.00-4.50%	1,565	–	–	–	1,565
RMS 7-9	4.51-14.00%	141	–	–	–	141
RMS 10	14.01-20.00%	–	–	–	–	–
RMS 11-13	20.01-99.99%	–	–	–	–	–
RMS 14	100%	–	–	–	–	–
		1,706	–	–	–	1,706
Retail - Other
RMS 1-6	0.00-4.50%	1,381	47	–	–	1,428
RMS 7-9	4.51-14.00%	–	–	–	–	–
RMS 10	14.01-20.00%	–	–	–	–	–
RMS 11-13	20.01-99.99%	360	–	–	–	360
RMS 14	100%	–	–	3	–	3
		1,741	47	3	–	1,791
Total Retail		73,310	2,111	44	90	75,555
F-130

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

46   FINANCIAL RISK MANAGEMENT (continued)

The Group – Gross undrawn exposures (continued)	PD range	Stage 1 £m	Stage 2 £m	Stage 3 £m	Purchased or originated credit-impaired £m	Total £m
At 31 December 2018
Commercial
CMS 1-10	0.00-0.50%	35,610	–	–	–	35,610
CMS 11-14	0.51-3.00%	6,196	526	–	–	6,722
CMS 15-18	3.01-20.00%	70	269	–	–	339
CMS 19	20.01-99.99%	31	11	–	–	42
CMS 20-23	100%	–	–	–	–	–
		41,907	806	–	–	42,713
Other
RMS 1-6	0.00-4.50%	246	–	–	–	246
RMS 7-9	4.51-14.00%	–	–	–	–	–
RMS 10	14.01-20.00%	–	–	–	–	–
RMS 11-13	20.01-99.99%	–	–	–	–	–
RMS 14	100%	–	–	–	–	–
		246	–	–	–	246
CMS 1-10	0.00-0.50%	–	–	–	–	–
CMS 11-14	0.51-3.00%	–	–	–	–	–
CMS 15-18	3.01-20.00%	–	–	–	–	–
CMS 19	20.01-99.99%	–	–	–	–	–
CMS 20-23	100%	–	–	–	–	–
		–	–	–	–	–
Total loans and advances to customers		115,463	2,917	44	90	118,514

In respect of:
Retail		73,310	2,111	44	90	75,555
Commercial		41,907	806	–	–	42,713
Other		246	–	–	–	246
Total loans and advances to customers		115,463	2,917	44	90	118,514
F-131

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

46   FINANCIAL RISK MANAGEMENT (continued)

The Group – Expected credit losses in respect of undrawn exposures	PD range	Stage 1 £m	Stage 2 £m	Stage 3 £m	Purchased or originated credit-impaired £m	Total £m
At 31 December 2018
Loans and advances to customers:
Retail - mortgages
RMS 1-6	0.00-4.50%	1	–	–	–	1
RMS 7-9	4.51-14.00%	–	–	–	–	–
RMS 10	14.01-20.00%	–	–	–	–	–
RMS 11-13	20.01-99.99%	–	–	–	–	–
RMS 14	100%	–	–	–	–	–
		1	–	–	–	1
Retail - unsecured
RMS 1-6	0.00-4.50%	84	25	–	–	109
RMS 7-9	4.51-14.00%	5	10	–	–	15
RMS 10	14.01-20.00%	–	3	–	–	3
RMS 11-13	20.01-99.99%	–	10	–	–	10
RMS 14	100%	–	–	–	–	–
		89	48	–	–	137
Retail - UK Motor Finance
RMS 1-6	0.00-4.50%	2	–	–	–	2
RMS 7-9	4.51-14.00%	–	–	–	–	–
RMS 10	14.01-20.00%	–	–	–	–	–
RMS 11-13	20.01-99.99%	–	–	–	–	–
RMS 14	100%	–	–	–	–	–
		2	–	–	–	2
Retail - Other
RMS 1-6	0.00-4.50%	11	2	–	–	13
RMS 7-9	4.51-14.00%	–	–	–	–	–
RMS 10	14.01-20.00%	–	–	–	–	–
RMS 11-13	20.01-99.99%	–	–	–	–	–
RMS 14	100%	–	–	–	–	–
		11	2	–	–	13
Total Retail		103	50	–	–	153
F-132

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

46   FINANCIAL RISK MANAGEMENT (continued)

The Group – Expected credit losses in respect of undrawn exposures (continued)	PD range	Stage 1 £m	Stage 2 £m	Stage 3 £m	Purchased or originated credit-impaired £m	Total £m
At 31 December 2018
Commercial
CMS 1-10	0.00-0.50%	9	–	–	–	9
CMS 11-14	0.51-3.00%	7	7	–	–	14
CMS 15-18	3.01-20.00%	1	5	–	–	6
CMS 19	20.01-99.99%	1	1	–	–	2
CMS 20-23	100%	–	–	6	–	6
		18	13	6	–	37
Other
RMS 1-6	0.00-4.50%	–	–	–	–	–
RMS 7-9	4.51-14.00%	–	–	–	–	–
RMS 10	14.01-20.00%	–	–	–	–	–
RMS 11-13	20.01-99.99%	–	–	–	–	–
RMS 14	100%	–	–	–	–	–
		–	–	–	–	–
CMS 1-10	0.00-0.50%	–	–	–	–	–
CMS 11-14	0.51-3.00%	–	–	–	–	–
CMS 15-18	3.01-20.00%	–	–	–	–	–
CMS 19	20.01-99.99%	–	–	–	–	–
CMS 20-23	100%	–	–	–	–	–
		–	–	–	–	–
Total loans and advances to customers		121	63	6	–	190

In respect of:
Retail		103	50	–	–	153
Commercial		18	13	6	–	37
Other		–	–	–	–	–
Total loans and advances to customers		121	63	6	–	190
F-133

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

46   FINANCIAL RISK MANAGEMENT (continued)

The Bank – Gross drawn exposures	PD range	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
At 31 December 2019
Loans and advances to banks:
CMS 1-10	0.00-0.50%	4,453	–	–	4,453
CMS 11-14	0.51-3.00%	–	–	–	–
CMS 15-18	3.01-20.00%	–	–	–	–
CMS 19	20.01-99.99%	–	–	–	–
CMS 20-23	100%	–	–	–	–
		4,453	–	–	4,453
Loans and advances to customers:
Retail - mortgages
RMS 1-6	0.00-4.50%	46,904	2,972	–	49,876
RMS 7-9	4.51-14.00%	–	510	–	510
RMS 10	14.01-20.00%	–	116	–	116
RMS 11-13	20.01-99.99%	–	291	–	291
RMS 14	100%	–	–	558	558
		46,904	3,889	558	51,351
Retail - unsecured
RMS 1-6	0.00-4.50%	7,586	298	–	7,884
RMS 7-9	4.51-14.00%	1,138	383	–	1,521
RMS 10	14.01-20.00%	38	89	–	127
RMS 11-13	20.01-99.99%	8	273	–	281
RMS 14	100%	–	–	260	260
		8,770	1,043	260	10,073
Retail - UK Motor Finance
RMS 1-6	0.00-4.50%	1,076	135	–	1,211
RMS 7-9	4.51-14.00%	22	54	–	76
RMS 10	14.01-20.00%	–	17	–	17
RMS 11-13	20.01-99.99%	–	34	–	34
RMS 14	100%	–	–	60	60
		1,098	240	60	1,398
Retail - Other
RMS 1-6	0.00-4.50%	1,746	151	–	1,897
RMS 7-9	4.51-14.00%	–	271	–	271
RMS 10	14.01-20.00%	–	–	–	–
RMS 11-13	20.01-99.99%	–	–	–	–
RMS 14	100%	–	–	105	105
		1,746	422	105	2,273
Total Retail		58,518	5,594	983	65,095
F-134

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

46   Financial risk management (continued)

The Bank – Gross drawn exposures (continued)	PD range	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
At 31 December 2019
Commercial
CMS 1-10	0.00-0.50%	32,617	380	–	32,997
CMS 11-14	0.51-3.00%	20,200	2,034	–	22,234
CMS 15-18	3.01-20.00%	1,469	2,530	–	3,999
CMS 19	20.01-99.99%	–	111	–	111
CMS 20-23	100%	–	–	1,400	1,400
		54,286	5,055	1,400	60,741
Other
RMS 1-6	0.00-4.50%	267	32	–	299
RMS 7-9	4.51-14.00%	–	–	–	–
RMS 10	14.01-20.00%	–	–	–	–
RMS 11-13	20.01-99.99%	–	–	–	–
RMS 14	100%	–	–	2	2
		267	32	2	301
CMS 1-10	0.00-0.50%	52,605	–	–	52,605
CMS 11-14	0.51-3.00%	–	–	–	–
CMS 15-18	3.01-20.00%	–	–	–	–
CMS 19	20.01-99.99%	–	–	–	–
CMS 20-23	100%	–	–	–	–
		52,605	–	–	52,605
Total loans and advances to customers		165,676	10,681	2,385	178,742

In respect of:
Retail		58,518	5,594	983	65,095
Commercial		54,286	5,055	1,400	60,741
Other		52,872	32	2	52,906
Total loans and advances to customers		165,676	10,681	2,385	178,742
F-135

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

46   FINANCIAL RISK MANAGEMENT (continued)

The Bank – Expected credit losses in respect of drawn exposures	PD range	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
At 31 December 2019
Loans and advances to banks:
CMS 1-10	0.00-0.50%	–	–	–	–
CMS 11-14	0.51-3.00%	–	–	–	–
CMS 15-18	3.01-20.00%	–	–	–	–
CMS 19	20.01-99.99%	–	–	–	–
CMS 20-23	100%	–	–	–	–
		–	–	–	–
Loans and advances to customers:
Retail - mortgages
RMS 1-6	0.00-4.50%	2	28	–	30
RMS 7-9	4.51-14.00%	–	7	–	7
RMS 10	14.01-20.00%	–	3	–	3
RMS 11-13	20.01-99.99%	–	9	–	9
RMS 14	100%	–	–	30	30
		2	47	30	79
Retail - unsecured
RMS 1-6	0.00-4.50%	68	12	–	80
RMS 7-9	4.51-14.00%	47	41	–	88
RMS 10	14.01-20.00%	4	17	–	21
RMS 11-13	20.01-99.99%	2	89	–	91
RMS 14	100%	–	–	93	93
		121	159	93	373
Retail - UK Motor Finance
RMS 1-6	0.00-4.50%	21	4	–	25
RMS 7-9	4.51-14.00%	1	3	–	4
RMS 10	14.01-20.00%	–	2	–	2
RMS 11-13	20.01-99.99%	–	7	–	7
RMS 14	100%	–	–	32	32
		22	16	32	70
Retail - Other
RMS 1-6	0.00-4.50%	18	4	–	22
RMS 7-9	4.51-14.00%	–	20	–	20
RMS 10	14.01-20.00%	–	–	–	–
RMS 11-13	20.01-99.99%	–	–	–	–
RMS 14	100%	–	–	35	35
		18	24	35	77
Total Retail		163	246	190	599
F-136

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

46   Financial risk management (continued)

The Bank – Expected credit losses in respect of drawn exposures (continued)	PD range	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
At 31 December 2019
Commercial
CMS 1-10	0.00-0.50%	25	1	–	26
CMS 11-14	0.51-3.00%	40	33	–	73
CMS 15-18	3.01-20.00%	10	145	–	155
CMS 19	20.01-99.99%	–	10	–	10
CMS 20-23	100%	–	–	309	309
		75	189	309	573
Other
RMS 1-6	0.00-4.50%	–	–	–	–
RMS 7-9	4.51-14.00%	–	–	–	–
RMS 10	14.01-20.00%	–	–	–	–
RMS 11-13	20.01-99.99%	–	–	–	–
RMS 14	100%	–	–	1	1
		–	–	1	1
CMS 1-10	0.00-0.50%	–	–	–	–
CMS 11-14	0.51-3.00%	–	–	–	–
CMS 15-18	3.01-20.00%	–	–	–	–
CMS 19	20.01-99.99%	–	–	–	–
CMS 20-23	100%	–	–	–	–
		–	–	–	–
Total loans and advances to customers		238	435	500	1,173

In respect of:
Retail		163	246	190	599
Commercial		75	189	309	573
Other		–	–	1	1
Total loans and advances to customers		238	435	500	1,173
F-137

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

46   Financial risk management (continued)

The Bank – Gross undrawn exposures	PD range	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
At 31 December 2019
Loans and advances to customers:
Retail - mortgages
RMS 1-6	0.00-4.50%	1,120	–	–	1,120
RMS 7-9	4.51-14.00%	–	–	–	–
RMS 10	14.01-20.00%	–	–	–	–
RMS 11-13	20.01-99.99%	–	–	–	–
RMS 14	100%	–	–	–	–
		1,120	–	–	1,120
Retail - unsecured
RMS 1-6	0.00-4.50%	18,671	437	–	19,108
RMS 7-9	4.51-14.00%	155	91	–	246
RMS 10	14.01-20.00%	2	15	–	17
RMS 11-13	20.01-99.99%	–	28	–	28
RMS 14	100%	–	–	18	18
		18,828	571	18	19,417
Retail - UK Motor Finance
RMS 1-6	0.00-4.50%	84	–	–	84
RMS 7-9	4.51-14.00%	13	4	–	17
RMS 10	14.01-20.00%	–	–	–	–
RMS 11-13	20.01-99.99%	–	–	–	–
RMS 14	100%	–	–	–	–
		97	4	–	101
Retail - Other
RMS 1-6	0.00-4.50%	839	–	–	839
RMS 7-9	4.51-14.00%	–	54	–	54
RMS 10	14.01-20.00%	–	–	–	–
RMS 11-13	20.01-99.99%	–	–	–	–
RMS 14	100%	–	–	2	2
		839	54	2	895
Total Retail		20,884	629	20	21,533
F-138

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

46   FINANCIAL RISK MANAGEMENT (continued)

		Stage 1	Stage 2	Stage 3	Total
The Bank – Gross undrawn exposures (continued)	PD range	£m	£m	£m	£m
At 31 December 2019
Commercial
CMS 1-10	0.00-0.50%	25,847	44	–	25,891
CMS 11-14	0.51-3.00%	3,771	718	–	4,489
CMS 15-18	3.01-20.00%	197	206	–	403
CMS 19	20.01-99.99%	–	38	–	38
CMS 20-23	100%	–	–	4	4
		29,815	1,006	4	30,825
Other
RMS 1-6	0.00-4.50%	191	–	–	191
RMS 7-9	4.51-14.00%	–	–	–	–
RMS 10	14.01-20.00%	–	–	–	–
RMS 11-13	20.01-99.99%	–	–	–	–
RMS 14	100%	–	–	–	–
		191	–	–	191
CMS 1-10	0.00-0.50%	–	–	–	–
CMS 11-14	0.51-3.00%	–	–	–	–
CMS 15-18	3.01-20.00%	–	–	–	–
CMS 19	20.01-99.99%	–	–	–	–
CMS 20-23	100%	–	–	–	–
		–	–	–	–
Total loans and advances to customers		50,890	1,635	24	52,549

In respect of:
Retail		20,884	629	20	21,533
Commercial		29,815	1,006	4	30,825
Other		191	–	–	191
Total loans and advances to customers		50,890	1,635	24	52,549
F-139

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

46   FINANCIAL RISK MANAGEMENT (continued)

		Stage 1	Stage 2	Stage 3	Total
The Bank – Expected credit losses in respect of undrawn exposures	PD range	£m	£m	£m	£m
At 31 December 2019
Loans and advances to customers:
Retail - mortgages
RMS 1-6	0.00-4.50%	–	–	–	–
RMS 7-9	4.51-14.00%	–	–	–	–
RMS 10	14.01-20.00%	–	–	–	–
RMS 11-13	20.01-99.99%	–	–	–	–
RMS 14	100%	–	–	–	–
		–	–	–	–
Retail - unsecured
RMS 1-6	0.00-4.50%	18	8	–	26
RMS 7-9	4.51-14.00%	3	4	–	7
RMS 10	14.01-20.00%	–	2	–	2
RMS 11-13	20.01-99.99%	–	9	–	9
RMS 14	100%	–	–	–	–
		21	23	–	44
Retail - UK Motor Finance
RMS 1-6	0.00-4.50%	–	–	–	–
RMS 7-9	4.51-14.00%	–	–	–	–
RMS 10	14.01-20.00%	–	–	–	–
RMS 11-13	20.01-99.99%	–	–	–	–
RMS 14	100%	–	–	–	–
		–	–	–	–
Retail - Other
RMS 1-6	0.00-4.50%	10	–	–	10
RMS 7-9	4.51-14.00%	–	3	–	3
RMS 10	14.01-20.00%	–	–	–	–
RMS 11-13	20.01-99.99%	–	–	–	–
RMS 14	100%	–	–	–	–
		10	3	–	13
Total Retail		31	26	–	57
F-140

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

46   FINANCIAL RISK MANAGEMENT (continued)

		Stage 1	Stage 2	Stage 3	Total
The Bank – Expected credit losses in respect of undrawn exposures (continued)	PD range	£m	£m	£m	£m
At 31 December 2019
Commercial
CMS 1-10	0.00-0.50%	5	–	–	5
CMS 11-14	0.51-3.00%	7	5	–	12
CMS 15-18	3.01-20.00%	1	9	–	10
CMS 19	20.01-99.99%	–	2	–	2
CMS 20-23	100%	–	–	4	4
		13	16	4	33
Other
RMS 1-6	0.00-4.50%	–	–	–	–
RMS 7-9	4.51-14.00%	–	–	–	–
RMS 10	14.01-20.00%	–	–	–	–
RMS 11-13	20.01-99.99%	–	–	–	–
RMS 14	100%	–	–	–	–
		–	–	–	–
CMS 1-10	0.00-0.50%	–	–	–	–
CMS 11-14	0.51-3.00%	–	–	–	–
CMS 15-18	3.01-20.00%	–	–	–	–
CMS 19	20.01-99.99%	–	–	–	–
CMS 20-23	100%	–	–	–	–
		–	–	–	–
Total loans and advances to customers		44	42	4	90

In respect of:
Retail		31	26	–	57
Commercial		13	16	4	33
Other		–	–	–	–
Total loans and advances to customers		44	42	4	90
F-141

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

46   FINANCIAL RISK MANAGEMENT (continued)

		Stage 1	Stage 2	Stage 3	Total
The Bank – Gross drawn exposures	PD range	£m	£m	£m	£m
At 31 December 2018
Loans and advances to banks:
CMS 1-10	0.00-0.50%	3,049	–	–	3,049
CMS 11-14	0.51-3.00%	105	–	–	105
CMS 15-18	3.01-20.00%	–	–	–	–
CMS 19	20.01-99.99%	–	–	–	–
CMS 20-23	100%	–	–	–	–
		3,154	–	–	3,154
Loans and advances to customers:
Retail - mortgages
RMS 1-6	0.00-4.50%	49,298	3,159	–	52,457
RMS 7-9	4.51-14.00%	1	490	–	491
RMS 10	14.01-20.00%	–	74	–	74
RMS 11-13	20.01-99.99%	–	325	–	325
RMS 14	100%	–	–	644	644
		49,299	4,048	644	53,991
Retail - unsecured
RMS 1-6	0.00-4.50%	7,799	359	–	8,158
RMS 7-9	4.51-14.00%	591	284	–	875
RMS 10	14.01-20.00%	14	63	–	77
RMS 11-13	20.01-99.99%	5	228	–	233
RMS 14	100%	–	–	282	282
		8,409	934	282	9,625
Retail - UK Motor Finance
RMS 1-6	0.00-4.50%	2,697	365	–	3,062
RMS 7-9	4.51-14.00%	40	130	–	170
RMS 10	14.01-20.00%	–	50	–	50
RMS 11-13	20.01-99.99%	1	79	–	80
RMS 14	100%	–	–	75	75
		2,738	624	75	3,437
Retail - Other
RMS 1-6	0.00-4.50%	2,272	375	–	2,647
RMS 7-9	4.51-14.00%	–	–	–	–
RMS 10	14.01-20.00%	–	–	–	–
RMS 11-13	20.01-99.99%	–	–	–	–
RMS 14	100%	–	–	104	104
		2,272	375	104	2,751
Total Retail		62,718	5,981	1,105	69,804
F-142

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

46   FINANCIAL RISK MANAGEMENT (continued)

		Stage 1	Stage 2	Stage 3	Total
The Bank – Gross drawn exposures (continued)	PD range	£m	£m	£m	£m
At 31 December 2018
Commercial
CMS 1-10	0.00-0.50%	41,279	23	–	41,302
CMS 11-14	0.51-3.00%	16,563	2,259	–	18,822
CMS 15-18	3.01-20.00%	936	2,711	–	3,647
CMS 19	20.01-99.99%	–	30	–	30
CMS 20-23	100%	–	–	1,356	1,356
		58,778	5,023	1,356	65,157
Other
RMS 1-6	0.00-4.50%	208	2	–	210
RMS 7-9	4.51-14.00%	–	–	–	–
RMS 10	14.01-20.00%	–	–	–	–
RMS 11-13	20.01-99.99%	–	–	–	–
RMS 14	100%	–	–	3	3
		208	2	3	213
CMS 1-10	0.00-0.50%	38,675	–	–	38,675
CMS 11-14	0.51-3.00%	–	–	–	–
CMS 15-18	3.01-20.00%	–	–	–	–
CMS 19	20.01-99.99%	–	–	–	–
CMS 20-23	100%	–	–	–	–
		38,675	–	–	38,675
Total loans and advances to customers		160,379	11,006	2,464	173,849

In respect of:
Retail		62,718	5,981	1,105	69,804
Commercial		58,778	5,023	1,356	65,157
Other		38,883	2	3	38,888
Total loans and advances to customers		160,379	11,006	2,464	173,849
F-143

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

46   FINANCIAL RISK MANAGEMENT (continued)

		Stage 1	Stage 2	Stage 3	Total
The Bank – Expected credit losses in respect of drawn exposures	PD range	£m	£m	£m	£m
At 31 December 2018
Loans and advances to banks:
CMS 1-10	0.00-0.50%	1	–	–	1
CMS 11-14	0.51-3.00%	–	–	–	–
CMS 15-18	3.01-20.00%	–	–	–	–
CMS 19	20.01-99.99%	–	–	–	–
CMS 20-23	100%	–	–	–	–
		1	–	–	1
Loans and advances to customers:
Retail - mortgages
RMS 1-6	0.00-4.50%	3	21	–	24
RMS 7-9	4.51-14.00%	–	7	–	7
RMS 10	14.01-20.00%	–	2	–	2
RMS 11-13	20.01-99.99%	–	11	–	11
RMS 14	100%	–	–	41	41
		3	41	41	85
Retail - unsecured
RMS 1-6	0.00-4.50%	69	14	–	83
RMS 7-9	4.51-14.00%	24	35	–	59
RMS 10	14.01-20.00%	1	14	–	15
RMS 11-13	20.01-99.99%	1	86	–	87
RMS 14	100%	–	–	92	92
		95	149	92	336
Retail - UK Motor Finance
RMS 1-6	0.00-4.50%	23	7	–	30
RMS 7-9	4.51-14.00%	1	6	–	7
RMS 10	14.01-20.00%	–	5	–	5
RMS 11-13	20.01-99.99%	–	13	–	13
RMS 14	100%	–	–	45	45
		24	31	45	100
Retail - Other
RMS 1-6	0.00-4.50%	19	19	–	38
RMS 7-9	4.51-14.00%	–	–	–	–
RMS 10	14.01-20.00%	–	–	–	–
RMS 11-13	20.01-99.99%	–	–	–	–
RMS 14	100%	–	–	35	35
		19	19	35	73
Total Retail		141	240	213	594
F-144

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

46   FINANCIAL RISK MANAGEMENT (continued)

		Stage 1	Stage 2	Stage 3	Total
The Bank – Expected credit losses in respect of drawn exposures (continued)	PD range	£m	£m	£m	£m
At 31 December 2018
Commercial
CMS 1-10	0.00-0.50%	24	–	–	24
CMS 11-14	0.51-3.00%	38	52	–	90
CMS 15-18	3.01-20.00%	6	205	–	211
CMS 19	20.01-99.99%	–	5	–	5
CMS 20-23	100%	–	–	608	608
		68	262	608	938
Other
RMS 1-6	0.00-4.50%	–	–	–	–
RMS 7-9	4.51-14.00%	–	–	–	–
RMS 10	14.01-20.00%	–	–	–	–
RMS 11-13	20.01-99.99%	–	–	–	–
RMS 14	100%	–	–	2	2
		–	–	2	2
CMS 1-10	0.00-0.50%	–	–	–	–
CMS 11-14	0.51-3.00%	–	–	–	–
CMS 15-18	3.01-20.00%	–	–	–	–
CMS 19	20.01-99.99%	–	–	–	–
CMS 20-23	100%	–	–	–	–
		–	–	–	–
Total loans and advances to customers		209	502	823	1,534

In respect of:
Retail		141	240	213	594
Commercial		68	262	608	938
Other		–	–	2	2
Total loans and advances to customers		209	502	823	1,534
F-145

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

46   FINANCIAL RISK MANAGEMENT (continued)

		Stage 1	Stage 2	Stage 3	Total
The Bank – Gross undrawn exposures	PD range	£m	£m	£m	£m
At 31 December 2018
Loans and advances to customers:
Retail - mortgages
RMS 1-6	0.00-4.50%	753	–	–	753
RMS 7-9	4.51-14.00%	–	–	–	–
RMS 10	14.01-20.00%	–	–	–	–
RMS 11-13	20.01-99.99%	–	–	–	–
RMS 14	100%	–	–	–	–
		753	–	–	753
Retail - unsecured
RMS 1-6	0.00-4.50%	18,913	446	–	19,359
RMS 7-9	4.51-14.00%	81	70	–	151
RMS 10	14.01-20.00%	1	12	–	13
RMS 11-13	20.01-99.99%	–	22	–	22
RMS 14	100%	–	–	15	15
		18,995	550	15	19,560
Retail - UK Motor Finance
RMS 1-6	0.00-4.50%	346	–	–	346
RMS 7-9	4.51-14.00%	25	–	–	25
RMS 10	14.01-20.00%	–	–	–	–
RMS 11-13	20.01-99.99%	–	–	–	–
RMS 14	100%	–	–	–	–
		371	–	–	371
Retail - Other
RMS 1-6	0.00-4.50%	1,103	42	–	1,145
RMS 7-9	4.51-14.00%	–	–	–	–
RMS 10	14.01-20.00%	–	–	–	–
RMS 11-13	20.01-99.99%	–	–	–	–
RMS 14	100%	–	–	3	3
		1,103	42	3	1,148
Total Retail		21,222	592	18	21,832
F-146

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

46   FINANCIAL RISK MANAGEMENT (continued)

		Stage 1	Stage 2	Stage 3	Total
The Bank – Gross undrawn exposures (continued)	PD range	£m	£m	£m	£m
At 31 December 2018
Commercial
CMS 1-10	0.00-0.50%	31,474	–	–	31,474
CMS 11-14	0.51-3.00%	3,858	383	–	4,241
CMS 15-18	3.01-20.00%	53	213	–	266
CMS 19	20.01-99.99%	31	3	–	34
CMS 20-23	100%	–	–	–	–
		35,416	599	–	36,015
Other
RMS 1-6	0.00-4.50%	50	–	–	50
RMS 7-9	4.51-14.00%	–	–	–	–
RMS 10	14.01-20.00%	–	–	–	–
RMS 11-13	20.01-99.99%	–	–	–	–
RMS 14	100%	–	–	–	–
		50	–	–	50
CMS 1-10	0.00-0.50%	–	–	–	–
CMS 11-14	0.51-3.00%	–	–	–	–
CMS 15-18	3.01-20.00%	–	–	–	–
CMS 19	20.01-99.99%	–	–	–	–
CMS 20-23	100%	–	–	–	–
		–	–	–	–
Total loans and advances to customers		56,688	1,191	18	57,897

In respect of:
Retail		21,222	592	18	21,832
Commercial		35,416	599	–	36,015
Other		50	–	–	50
Total loans and advances to customers		56,688	1,191	18	57,897
F-147

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

46   FINANCIAL RISK MANAGEMENT (continued)

		Stage 1	Stage 2	Stage 3	Total
The Bank – Expected credit losses in respect of undrawn exposures	PD range	£m	£m	£m	£m
At 31 December 2018
Loans and advances to customers:
Retail - mortgages
RMS 1-6	0.00-4.50%	–	–	–	–
RMS 7-9	4.51-14.00%	–	–	–	–
RMS 10	14.01-20.00%	–	–	–	–
RMS 11-13	20.01-99.99%	–	–	–	–
RMS 14	100%	–	–	–	–
		–	–	–	–
Retail - unsecured
RMS 1-6	0.00-4.50%	15	8	–	23
RMS 7-9	4.51-14.00%	2	5	–	7
RMS 10	14.01-20.00%	–	2	–	2
RMS 11-13	20.01-99.99%	–	6	–	6
RMS 14	100%	–	–	–	–
		17	21	–	38
Retail - UK Motor Finance
RMS 1-6	0.00-4.50%	1	–	–	1
RMS 7-9	4.51-14.00%	–	–	–	–
RMS 10	14.01-20.00%	–	–	–	–
RMS 11-13	20.01-99.99%	–	–	–	–
RMS 14	100%	–	–	–	–
		1	–	–	1
Retail - Other
RMS 1-6	0.00-4.50%	10	2	–	12
RMS 7-9	4.51-14.00%	–	–	–	–
RMS 10	14.01-20.00%	–	–	–	–
RMS 11-13	20.01-99.99%	–	–	–	–
RMS 14	100%	–	–	–	–
		10	2	–	12
Total Retail		28	23	–	51
F-148

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

46   FINANCIAL RISK MANAGEMENT (continued)

The Bank – Expected credit losses in respect of undrawn exposures (continued)	PD range	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
At 31 December 2018
Commercial
CMS 1-10	0.00-0.50%	12	–	–	12
CMS 11-14	0.51-3.00%	1	8	–	9
CMS 15-18	3.01-20.00%	–	1	–	1
CMS 19	20.01-99.99%	–	–	–	–
CMS 20-23	100%	–	–	3	3
		13	9	3	25
Other
RMS 1-6	0.00-4.50%	–	–	–	–
RMS 7-9	4.51-14.00%	–	–	–	–
RMS 10	14.01-20.00%	–	–	–	–
RMS 11-13	20.01-99.99%	–	–	–	–
RMS 14	100%	–	–	–	–
		–	–	–	–
CMS 1-10	0.00-0.50%	–	–	–	–
CMS 11-14	0.51-3.00%	–	–	–	–
CMS 15-18	3.01-20.00%	–	–	–	–
CMS 19	20.01-99.99%	–	–	–	–
CMS 20-23	100%	–	–	–	–
		–	–	–	–
Total loans and advances to customers		41	32	3	76

In respect of:
Retail		28	23	–	51
Commercial		13	9	3	25
Other		–	–	–	–
Total loans and advances to customers		41	32	3	76
F-149

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

46   FINANCIAL RISK MANAGEMENT (continued)

Debt securities held at amortised cost

An analysis by credit rating of debt securities held at amortised cost is provided below:

	2019			2018
The Group	Investment grade[1] £m	Other[2] £m	Total £m	Investment grade[1] £m	Other[2] £m	Total £m
Asset-backed securities:
Mortgage-backed securities	2,934	–	2,934	3,262	9	3,271
Other asset-backed securities	874	–	874	631	17	648
	3,808	–	3,808	3,893	26	3,919
Corporate and other debt securities	1,517	1	1,518	1,176	2	1,178
Gross exposure	5,325	1	5,326	5,069	28	5,097
Allowance for impairment losses			(1)			(2)
Total debt securities held at amortised cost			5,325			5,095

The Bank
Asset-backed securities:
Mortgage-backed securities	2,926	–	2,926	3,263	–	3,263
Other asset-backed securities	798	–	798	521	–	521
	3,724	–	3,724	3,784	–	3,784
Corporate and other debt securities	1,517	–	1,517	1,176	–	1,176
Gross exposure	5,241	–	5,241	4,960	–	4,960
Allowance for impairment losses			–			–
Total debt securities held at amortised cost			5,241			4,960

1	Credit ratings equal to or better than ‘BBB’.

2	Other comprises sub-investment grade (2019: £nil for the Group and £nil for the Bank; 2018: £6 million for the Group and £nil for the Bank) and not rated (2019: £1 million for the Group and £nil for the Bank; 2018: £22 million for the Group and £nil for the Bank).
F-150

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

46   FINANCIAL RISK MANAGEMENT (continued)

Financial assets at fair value through other comprehensive income (excluding equity shares)

An analysis of financial assets at fair value through other comprehensive income is included in note 19. The credit quality of financial assets at fair value through other comprehensive income (excluding equity shares) is set out below:

	2019			2018
The Group	Investment grade[1] £m	Other[2] £m	Total £m	Investment grade[1] £m	Other[2] £m	Total £m
Debt securities
Government securities	13,082	–	13,082	18,971	–	18,971
Asset-backed securities	–	60	60	–	57	57
Corporate and other debt securities	11,036	–	11,036	4,934	185	5,119
Total debt securities	24,118	60	24,178	23,905	242	24,147
Treasury and other bills	439	–	439	221	–	221
Total financial assets at fair value through other comprehensive income	24,557	60	24,617	24,126	242	24,368

1	Credit ratings equal to or better than ‘BBB’.

2	Other comprises sub-investment grade (2019: £60 million; 2018: £52 million) and not rated (2019: £nil; 2018: £190 million).

	2019			2018
The Bank	Investment grade[1] £m	Other[2] £m	Total £m	Investment grade[1] £m	Other[2] £m	Total £m
Debt securities
Government securities	12,938	–	12,938	18,831	–	18,831
Asset-backed securities	–	–	–	–	5	5
Corporate and other debt securities	8,783	–	8,783	4,151	–	4,151
Total debt securities	21,721	–	21,721	22,982	5	22,987
Treasury and other bills	439	–	439	221	–	221
	22,160	–	22,160	23,203	5	23,208
Due from fellow Lloyds Banking Group undertakings:
Corporate and other debt securities			–			–
Total financial assets at fair value through other comprehensive income			22,160			23,208

1	Credit ratings equal to or better than ‘BBB’.

2	Other comprises sub-investment grade (2019: £nil; 2018: £nil) and not rated (2019: £nil; 2018: £5 million).
F-151

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

46   FINANCIAL RISK MANAGEMENT (continued)

Debt securities, treasury and other bills held at fair value through profit or loss

An analysis of financial assets at fair value through profit or loss is included in note 14. The credit quality of debt securities, treasury and other bills held at fair value through profit or loss is set out below.

	2019			2018
The Group	Investment grade[1] £m	Other[2] £m	Total £m	Investment grade[1] £m	Other[2] £m	Total £m
Trading assets
Government securities	290	–	290	2,293	–	2,293
Asset-backed securities	–	–	–	20	–	20
Corporate and other debt securities	–	–	–	22	–	22
Total held as trading assets	290	–	290	2,335	–	2,335
Other assets mandatorily at fair value through profit or loss
Corporate and other debt securities	47	–	47	518	–	518
Total other assets mandatorily at fair value through profit or loss	47	–	47	518	–	518
	337	–	337	2,853	–	2,853
Due from fellow Lloyds Banking Group undertakings:
Corporate and other debt securities			–			–
Total held at fair value through profit or loss			337			2,853

1	Credit ratings equal to or better than ‘BBB’.

2	Other comprises sub-investment grade (2019: £nil; 2018: £nil) and not rated (2019: £nil; 2018: £nil).
F-152

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

46   FINANCIAL RISK MANAGEMENT (continued)

	2019			2018
The Bank	Investment grade[1] £m	Other[2] £m	Total £m	Investment grade[1] £m	Other[2] £m	Total £m
Trading assets
Government securities	290	–	290	2,293	–	2,293
Total held as trading assets	290	–	290	2,293	–	2,293
Other assets mandatorily at fair value through profit or loss
Corporate and other debt securities	47	–	47	518	–	518
Total other assets mandatorily at fair value through profit or loss	47	–	47	518	–	518
	337	–	337	2,811	–	2,811
Due from fellow Lloyds Banking Group undertakings:
Corporate and other debt securities			–			–
Total held at fair value through profit or loss			337			2,811

1	Credit ratings equal to or better than ‘BBB’.

2	Other comprises sub-investment grade (2019: £nil; 2018: £nil) and not rated (2019: £nil; 2018: £nil).

Derivative assets

An analysis of derivative assets is given in note 15. The Group reduces exposure to credit risk by using master netting agreements and by obtaining collateral in the form of cash or highly liquid securities. In respect of the net credit risk relating to derivative assets of £4,317 million for the Group and £10,326 million for the Bank (2018: £6,769 million for the Group and £12,025 million for the Bank), cash collateral of £2,186 million for the Group and £786 million for the Bank (2018: £1,693 million for the Group and £857 million for the Bank) was held and a further £120 million for the Group and £66 million for the Bank (2018: £94 million for the Group and £32 million for the Bank) was due from OECD banks.

	2019			2018
The Group	Investment grade[1] £m	Other[2] £m	Total £m	Investment grade[1] £m	Other[2] £m	Total £m
Trading and other	5,531	1,267	6,798	5,901	1,320	7,221
Hedging	1,047	58	1,105	1,467	16	1,483
	6,578	1,325	7,903	7,368	1,336	8,704
Due from fellow Lloyds Banking Group undertakings			591			2,589
Total derivative financial instruments			8,494			11,293

The Bank
Trading and other	4,113	209	4,322	4,563	525	5,088
Hedging	178	1	179	385	15	400
	4,291	210	4,501	4,948	540	5,488
Due from fellow Lloyds Banking Group undertakings			9,137			9,943
Total derivative financial instruments			13,638			15,431

1	Credit ratings equal to or better than ‘BBB’.

2	Other comprises sub-investment grade (2019: £953 million for the Group and £135 million for the Bank; 2018: £1,282 million for the Group and £488 million for the Bank) and not rated (2019: £372 million for the Group and £75 million for the Bank; 2018: £54 million for the Group and £52 million for the Bank).
F-153

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

46   FINANCIAL RISK MANAGEMENT (continued)

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

LOANS AND ADVANCES TO BANKS

There were reverse repurchase agreements which are accounted for as collateralised loans within loans and advances to banks with a carrying value of £408 million for the Group and the Bank (2018: £461 million for the Group and the Bank), against which the Group and the Bank held collateral with a fair value of £388 million (2018: £481 million for the Group and the Bank).

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

The Group	Stage 1 £m	Stage 2 £m	Stage 3 £m	Purchased or originated credit-impaired £m	Total gross £m
At 31 December 2019
Less than 70 per cent	179,566	13,147	1,174	10,728	204,615
70 per cent to 80 per cent	44,384	2,343	181	1,751	48,659
80 per cent to 90 per cent	27,056	1,057	86	677	28,876
90 per cent to 100 per cent	5,663	199	34	207	6,103
Greater than 100 per cent	374	189	31	351	945
Total	257,043	16,935	1,506	13,714	289,198

The Group	Stage 1 £m	Stage 2 £m	Stage 3 £m	Purchased or originated credit-impaired £m	Total gross £m
At 31 December 2018
Less than 70 per cent	185,556	10,728	1,035	11,846	209,165
70 per cent to 80 per cent	41,827	1,802	190	1,884	45,703
80 per cent to 90 per cent	24,854	832	95	1,032	26,813
90 per cent to 100 per cent	4,957	164	39	302	5,462
Greater than 100 per cent	603	128	34	327	1,092
Total	257,797	13,654	1,393	15,391	288,235

The Bank		Stage 1 £m	Stage 2 £m	Stage 3 £m	Total gross £m
At 31 December 2019
Less than 70 per cent		39,054	3,004	424	42,482
70 per cent to 80 per cent		4,848	529	68	5,445
80 per cent to 90 per cent		2,428	264	38	2,730
90 per cent to 100 per cent		516	49	18	583
Greater than 100 per cent		58	43	10	111
Total		46,904	3,889	558	51,351
F-154

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

46   FINANCIAL RISK MANAGEMENT (continued)

The Bank	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total gross £m
At 31 December 2018
Less than 70 per cent	41,695	3,193	485	45,373
70 per cent to 80 per cent	4,668	483	75	5,226
80 per cent to 90 per cent	2,333	247	43	2,623
90 per cent to 100 per cent	527	68	21	616
Greater than 100 per cent	76	57	20	153
Total	49,299	4,048	644	53,991

OTHER

The majority of non-mortgage retail lending is unsecured. At 31 December 2019, Stage 3 non-mortgage lending amounted to £610 million, net of an impairment allowance of £368 million (2018: £631 million, net of an impairment allowance of £366 million).

Stage 1 and Stage 2 non-mortgage retail lending amounted to £54,042 million (2018: £52,450 million). Lending decisions are predominantly based on an obligor’s ability to repay from normal business operations rather than reliance on the disposal of any security provided. Collateral values are rigorously assessed at the time of loan origination and are thereafter monitored in accordance with business unit credit policy.

The Group credit risk disclosures for unimpaired non-mortgage retail lending report assets gross of collateral and therefore disclose the maximum loss exposure. The Group believes that this approach is appropriate.

Commercial lending

REVERSE REPURCHASE TRANSACTIONS

At 31 December 2019 there were reverse repurchase agreements which were accounted for as collateralised loans with a carrying value of £51,624 million for the Group and the Bank (2018: £35,879 million for the Group and the Bank) against which the Group and the Bank held collateral with a fair value of £50,130 million (2018: £37,765 million for the Group and the Bank) all of which the Group was able to repledge. No collateral in the form of cash was provided in respect of reverse repurchase agreements to the Group or the Bank (2018: £nil for the Group and the Bank). These transactions were generally conducted under terms that are usual and customary for standard secured lending activities.

STAGE 3 SECURED LENDING

The value of collateral is re-evaluated and its legal soundness re-assessed if there is observable evidence of distress of the borrower; this evaluation is used to determine potential loss allowances and management’s strategy to try to either repair the business or recover the debt.

At 31 December 2019, Stage 3 secured commercial lending amounted to £750 million, net of an impairment allowance of £167 million (2018: £658 million, net of an impairment allowance of £215 million). The fair value of the collateral held in respect of impaired secured commercial lending was £744 million (2018: £590 million) for the Group. In determining the fair value of collateral, no specific amounts have been attributed to the costs of realisation. For the purposes of determining the total collateral held by the Group in respect of impaired secured commercial lending, the value of collateral for each loan has been limited to the principal amount of the outstanding advance in order to eliminate the effects of any over-collateralisation and to provide a clearer representation of the Group’s exposure.

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

Financial assets at fair value through profit or loss (excluding equity shares)

Included in financial assets at fair value through profit or loss at 31 December 2018 were reverse repurchase agreements treated as collateralised loans with a carrying value of £17,127 million for the Group and the Bank). Collateral was held with a fair value of £18,910 million for the Group and the Bank, all of which the Group was able to repledge, £17,121 million for the Group and the Bank had been repledged. There were no such transactions at 31 December 2019.

In addition, securities held as collateral in the form of stock borrowed amounted to £8,867 million for the Group and £8,453 million for the Bank  (2018: £45,025 million for the Group and £16,029 million for the Bank). Of this amount, £7,630 million for the Group and £8,178 million for the Bank (2018: £43,701 million for the Group and £14,809 million for the Bank) had been resold or repledged as collateral for the Group’s own transactions.

These transactions were generally conducted under terms that are usual and customary for standard secured lending activities.

Derivative assets, after offsetting of amounts under master netting arrangements

The Group reduces exposure to credit risk by using master netting agreements and by obtaining collateral in the form of cash or highly liquid securities. In respect of the net derivative assets after offsetting of amounts under master netting arrangements of £4,317 million for the Group and £10,326 million for the Bank (2018: £6,769 million for the Group and £12,025 million for the Bank), cash collateral of £2,186 million for the Group and £786 million for the Bank (2018: £1,693 million for the Group and £857 million for the Bank) was held.

Irrevocable loan commitments and other credit-related contingencies

At 31 December 2019, there were irrevocable loan commitments and other credit-related contingencies of £49,199 million for the Group and £29,961 million for the Bank (2018: £51,242 million for the Group and £32,912 million for the Bank). Collateral is held as security, in the event that lending is drawn down, on £12,391 million for the Group and £1,120 million for the Bank (2018: £10,661 million for the Group and £698 million for the Bank) of these balances.

F-155

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

46   FINANCIAL RISK MANAGEMENT (continued)

Collateral repossessed

During the year, £413 million of collateral was repossessed (2018: £245 million), consisting primarily of residential property. In respect of retail portfolios, the Group does not take physical possession of properties or other assets held as collateral and uses external agents to realise the value as soon as practicable, generally at auction, to settle indebtedness. Any surplus funds are returned to the borrower or are otherwise dealt with in accordance with appropriate insolvency regulations. In certain circumstances the Group takes physical possession of assets held as collateral against commercial lending. In such cases, the assets are carried on the Group’s balance sheet and are classified according to the Group’s accounting policies.

E. Collateral pledged as security

The Group pledges assets primarily for repurchase agreements and securities lending transactions which are generally conducted under terms that are usual and customary for standard securitised borrowing contracts.

Repurchase transactions

DEPOSITS FROM BANKS

Included in deposits from banks are balances arising from repurchase transactions of £18,105 million for the Group and £2,645 million for the Bank (2018: £21,170 million for the Group and £1,193 million for the Bank); the fair value of the collateral provided under these agreements at 31 December 2019 was £17,545 million for the Group and £2,118 million for the Bank (2018: £19,615 million for the Group and £1,188 million for the Bank).

CUSTOMER DEPOSITS

Included in customer deposits are balances arising from repurchase transactions of £9,530 million for the Group and the Bank (2018: £1,818 million for the Group and the Bank); the fair value of the collateral provided under these agreements at 31 December 2019 was £9,221 million for the Group and the Bank (2018: £1,710 million for the Group and the Bank).

TRADING AND OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

The fair value of collateral pledged in respect of repurchase transactions, accounted for as secured borrowing, where the secured party was permitted by contract or custom to repledge was £14,148 million for the Group and the Bank at 31 December 2018 (2019: £nil for the Group and the Bank).

Securities lending transactions

The following on balance sheet financial assets have been lent to counterparties under securities lending transactions:

	The Group		The Bank
	2019	2018	2019	2018
	£m	£m	£m	£m
Financial assets at fair value through profit or loss	470	723	634	715
Financial assets at fair value through other comprehensive income	854	1,025	1,467	731
	1,324	1,748	2,101	1,446

Securitisations and covered bonds

In addition to the assets detailed above, the Group also holds assets that are encumbered through the Group’s asset-backed conduits and its securitisation and covered bond programmes. Further details of these assets are provided in notes 27 and 42.

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

The Group and the Bank establish hedge accounting relationships for interest rate risk using cash flow hedges and fair value hedges. The Group and the Bank are exposed to cash flow interest rate risk on its variable rate loans and deposits together with its floating rate subordinated debt. The derivatives used to manage the structural hedge may be designated into cash flow hedges to manage income statement volatility. The economic items related to the structural hedge, for example current accounts, are not eligible hedged items under IAS 39 for inclusion into accounting hedge relationships. The Group and the Bank are exposed to fair value interest rate risk on its fixed rate customer loans, its fixed rate customer deposits and the majority of its subordinated debt, and to cash flow interest rate risk on its variable rate loans and deposits together with its floating rate subordinated debt. The Group and the Bank apply netting between similar risks before applying hedge accounting.

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

At 31 December 2019 the aggregate notional principal of interest rate swaps designated as fair value hedges was £160,942 million (2018: £150,971 million) for the Group and £66,833 million (2018: £153,223 million) for the Bank with a net fair value asset of £467 million (2018: asset of £760 million) for the Group and a net fair value liability of £60 million (2018: liability of £871 million) for the Bank (note 15). There were gains recognised on the hedging instruments of £353 million (2018: £125 million) for the Group and gains of £120 million (2018: gains of £262 million) for the Bank. There were losses on the hedged items attributable to the hedged risk of £200 million

F-156

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

46   FINANCIAL RISK MANAGEMENT (continued)

(2018: losses of £77 million) for the Group and losses of £163 million (2018: losses of £320 million) for the Bank. The gains and losses relating to the fair value hedges are recorded in net trading income.

In addition the Group has cash flow hedges which are primarily used to hedge the variability in the cost of funding within the commercial business. The notional principal of the interest rate swaps designated as cash flow hedges at 31 December 2019 was £417,718 million (2018: £556,945 million) for the Group and £130,477 million (2018: £146,018 million) for the Bank with a net fair value liability of £393 million (2018: liability of £486 million) for the Group and a net fair value liability of £26 million (2018: asset of £nil) for the Bank (note 15). In 2019, ineffectiveness recognised in the income statement that arises from cash flow hedges was a gain of £131 million (2018: loss of £25 million) for the Group and a gain of £62 million (2018: loss of £21 million) for the Bank.

Interest Rate Benchmark Reform

As discussed in note 1, the Group has applied the hedge accounting amendments Interest Rate Benchmark Reform to hedge accounting relationships directly affected by the replacement of interest rate benchmarks. Under these amendments, for the purposes of:

–	determining whether a forecast transaction is highly probable;
–	determining whether the hedged future cash flows are expected to occur;
–	determining whether a hedge is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk; and
–	determining whether an accounting hedging relationship should be discontinued because of a failure of the retrospective effectiveness test the Group has assumed that the interest rate benchmark on which the hedged risk or the cash flows of the hedged item or hedging instrument are based is not altered by uncertainties resulting from the proposed interest rate benchmark reform. In addition, for a fair value hedge of a non-contractually specified benchmark portion of interest rate risk, the Group assesses only at inception of the hedge relationship and not on an ongoing basis that the risk is separately identifiable and hedge effectiveness can be measured.

The Group’s most significant hedge accounting relationships are exposed to the following interest rate benchmarks: Sterling LIBOR, US Dollar LIBOR and Euro LIBOR. The notional of the hedged items that the Group has designated into cash-flow hedge relationships that is directly affected by the interest rate benchmark reform is £26,774 million (Bank: £12,421 million), of which £23,467 million (Bank: £12,421 million) relates to Sterling LIBOR. These are principally loans and advances to customers in Commercial Banking. In addition, the interest rate benchmark reforms affect assets designated in fair value hedges with a notional of £102,969 million (Bank: £18,977 million), of which £98,278 million (Bank: £14,286 million) is in respect of sterling LIBOR, and liabilities designated in fair value hedges with a notional of £45,183 million (Bank: £38,328 million), of which £5,890 million (Bank: £4,824 million) is in respect of sterling LIBOR. These fair value hedges principally relate to mortgages in Retail and debt securities in issue (for Bank, principally debt securities in issue).

The Group is managing the process to transition to alternative benchmark rates under its Group-wide IBOR Transition Programme. This programme is working towards ensuring that the Group has the market capability and infrastructure to deal with the reform. The programme also encompasses the associated impacts on accounting and reporting and includes dealing with the impact on hedge accounting relationships of the transition to alternative reference rates.

The significant assumptions and judgements that the Group has made in applying these requirements include the following:

–	a hedge accounting relationship is assumed to be affected by the interest rate benchmark reform if the reform gives rise to uncertainties about the timing and/or amount of the interest rate benchmark-based cash flows of the hedged items and/or of the hedging instrument;
–	where the hedged item is a forecast transaction then, in the absence of any certainty in relation to the interest rate benchmark reform, assessments have been determined as to whether the forecast transaction is highly probable assuming that the interest rate benchmark on which the hedged cash flows are based is not altered as a result of the interest rate benchmark reform;
–	any reclassification of amounts in cash flow hedge reserves to profit or loss have been based on assessing whether the hedged cash flows are no longer
–	expected to occur assuming that the interest rate benchmark on which the hedged cash flows are based is not altered as a result of the interest rate
–	benchmark reform; and
–	all benchmark rate referenced hedged items and hedging instruments included in hedging relationships are subject to uncertainty due to interest rate benchmark reform.

In accordance with the Interest Rate Benchmark Reform amendments to IAS 39, the Group will cease to apply prospectively the reliefs outlined above when the uncertainty arising from interest rate benchmark reform is no longer present with respect to the timing and the amount of the interest rate benchmark-based cash flows of the hedged item (or for the effectiveness assessments, the hedging instrument). The reliefs will be disapplied earlier if the hedging relationship is discontinued or the entire amount accumulated in the cash flow hedge reserve with respect to that hedging relationship is reclassified to profit or loss for a reason other than interest rate benchmark reform.

At 31 December 2019, the notional amount of the hedging instruments in hedging relationships to which these amendments apply was £576,356 million (Bank: £194,827 million), of which £116,211 million (Bank: £25,070 million) relates to Sterling LIBOR fair value hedges and £391,417 million (Bank: £130,477 million) relates to Sterling LIBOR cash flow hedges.

Currency risk

The corporate and retail businesses incur foreign exchange risk in the course of providing services to their customers. All non-structural foreign exchange exposures in the non-trading book are transferred to the trading area where they are monitored and controlled. These risks reside in the authorised trading centres who are allocated exposure limits. The limits are monitored daily by the local centres and reported to the central market risk function in London. The Group also manages foreign currency risk via cash flow hedge accounting, utilising currency swaps.

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

The Group has overseas operations in Europe. Structural foreign currency exposures in respect of operations with a Euro functional currancy are £52 million (2018: £112 million) for the Group and £2 million (2018: £6 million) for the Bank:

(3) Liquidity risk

Liquidity risk is defined as the risk that the Group has insufficient financial resources to meet its commitments as they fall due, or can only secure them at excessive cost. Liquidity risk is managed through a series of measures, tests and reports that are primarily based on contractual maturity. The Group carries out monthly stress testing

F-157

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

46   FINANCIAL RISK MANAGEMENT (continued)

of its liquidity position against a range of scenarios, including those prescribed by the PRA. The Group’s liquidity risk appetite is also calibrated against a number of stressed liquidity metrics.

The tables below analyse financial instrument liabilities of the Group and the Bank on an undiscounted future cash flow basis according to contractual maturity, into relevant maturity groupings based on the remaining period at the balance sheet date; balances with no fixed maturity are included in the over 5 years category. Certain balances, included in the table below on the basis of their residual maturity, are repayable on demand upon payment of a penalty.

The Group	Up to 1 month £m	1-3 months £m	3-12 months £m	1-5 years £m	Over 5 years £m	Total £m
At 31 December 2019
Deposits from banks	4,099	2,302	248	17,142	317	24,108
Customer deposits	368,331	11,440	11,861	9,271	1,276	402,179
Financial liabilities at fair value through profit or loss	30	71	298	1,330	13,213	14,942
Debt securities in issue	4,174	8,186	15,117	41,816	28,696	97,989
Other liabilities (lease liabilities)	2	60	187	793	935	1,977
Subordinated liabilities	245	1,472	1,711	7,593	6,513	17,534
Total non-derivative financial liabilities	376,881	23,531	29,422	77,945	50,950	558,729

Derivative financial liabilities:
Gross settled derivatives – outflows	2,492	3,053	10,815	25,935	13,884	56,179
Gross settled derivatives – inflows	(968)	(2,636)	(10,744)	(25,838)	(13,829)	(54,015)
Gross settled derivatives – net flows	1,524	417	71	97	55	2,164
Net settled derivative liabilities	14,654	(16)	1	129	383	15,151
Total derivative financial liabilities	16,178	401	72	226	438	17,315
F-158

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

46   FINANCIAL RISK MANAGEMENT (continued)

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

The principal amount for undated subordinated liabilities with no redemption option is included within the over 5 years column; interest of approximately £28 million (2018: £27 million) per annum for the Group and £21 million (2018: £19 million) for the Bank which is payable in respect of those instruments for as long as they remain in issue is not included beyond 5 years.

The Bank	Up to 1 month £m	1-3 months £m	3-12 months £m	1-5 years £m	Over 5 years £m	Total £m
At 31 December 2019
Deposits from banks	3,933	2,302	144	824	317	7,520
Customer deposits	227,825	9,620	4,727	1,330	1,176	244,678
Financial liabilities at fair value through profit or loss	30	71	298	1,330	13,165	14,894
Debt securities in issue	3,323	4,341	12,569	34,779	26,628	81,640
Other liabilities (lease liabilities)	1	35	109	446	513	1,104
Subordinated liabilities	173	1,416	1,572	6,254	3,497	12,912
Total non-derivative financial liabilities	235,285	17,785	19,419	44,963	45,296	362,748

Derivative financial liabilities:
Gross settled derivatives – outflows	1,631	2,906	10,228	24,164	12,130	51,059
Gross settled derivatives – inflows	(932)	(2,523)	(10,160)	(24,038)	(11,911)	(49,564)
Gross settled derivatives – net flows	699	383	68	126	219	1,495
Net settled derivative liabilities	10,539	(19)	(6)	59	243	10,816
Total derivative financial liabilities	11,238	364	62	185	462	12,311
F-159

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

46   FINANCIAL RISK MANAGEMENT (continued)

The Bank	Up to 1 month £m	1-3 months £m	3-12 months £m	1-5 years £m	Over 5 years £m	Total £m
At 31 December 2018
Deposits from banks	1,860	1,472	701	112	1,362	5,507
Customer deposits	219,209	4,845	3,956	693	810	229,513
Trading and other financial liabilities at fair value through profit or loss	3,839	6,216	5,434	887	10,754	27,130
Debt securities in issue	4,181	4,083	16,637	25,590	11,813	62,304
Subordinated liabilities	190	416	487	5,706	5,992	12,791
Total non-derivative financial liabilities	229,279	17,032	27,215	32,988	30,731	337,245

Derivative financial liabilities:
Gross settled derivatives – outflows	1,083	1,630	6,364	18,279	11,908	39,264
Gross settled derivatives – inflows	(884)	(1,466)	(6,054)	(16,992)	(10,296)	(35,692)
Gross settled derivatives – net flows	199	164	310	1,287	1,612	3,572
Net settled derivative liabilities	4,302	(18)	6	152	351	4,793
Total derivative financial liabilities	4,501	146	316	1,439	1,963	8,365

The following tables set out the amounts and residual maturities of off balance sheet contingent liabilities, commitments and guarantees.

The Group	Within 1 year £m	1-3 years £m	3-5 years £m	Over 5 years £m	Total £m
31 December 2019
Acceptances and endorsements	17	–	–	–	17
Other contingent liabilities	1,422	349	99	683	2,553
Total contingent liabilities	1,439	349	99	683	2,570
Lending commitments and guarantees	90,953	11,756	10,571	2,983	116,263
Other commitments	5	71	43	52	171
Total commitments and guarantees	90,958	11,827	10,614	3,035	116,434
Total contingents, commitments and guarantees	92,397	12,176	10,713	3,718	119,004
31 December 2018
Acceptances and endorsements	32	–	–	–	32
Other contingent liabilities	1,324	551	133	747	2,755
Total contingent liabilities	1,356	551	133	747	2,787
Lending commitments and guarantees	89,567	12,445	11,554	4,215	117,781
Other commitments	524	20	13	176	733
Total commitments and guarantees	90,091	12,465	11,567	4,391	118,514
Total contingents, commitments and guarantees	91,447	13,016	11,700	5,138	121,301
F-160

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

46   FINANCIAL RISK MANAGEMENT (continued)

The Bank	Within 1 year £m	1-3 years £m	3-5 years £m	Over 5 years £m	Total £m
31 December 2019
Acceptances and endorsements	16	–	–	–	16
Other contingent liabilities	1,323	271	99	580	2,273
Total contingent liabilities	1,339	271	99	580	2,289
Lending commitments and guarantees	30,727	9,806	9,694	2,165	52,392
Other commitments	5	71	43	38	157
Total commitments and guarantees	30,732	9,877	9,737	2,203	52,549
Total contingents, commitments and guarantees	32,071	10,148	9,836	2,783	54,838
31 December 2018
Acceptances and endorsements	31	–	–	–	31
Other contingent liabilities	1,239	465	133	624	2,461
Total contingent liabilities	1,270	465	133	624	2,492
Lending commitments and guarantees	32,769	10,548	10,828	3,068	57,213
Other commitments	522	20	13	129	684
Total commitments and guarantees	33,291	10,568	10,841	3,197	57,897
Total contingents, commitments and guarantees	34,561	11,033	10,974	3,821	60,389

47   CAPITAL

Capital management

Capital is actively managed on an ongoing basis, covering the Group, the Bank on an individual basis and its regulated subsidiaries, including Bank of Scotland plc. Regulatory capital ratios are a key factor in budgeting and planning processes with updates on forecast and stressed ratios reviewed by the Lloyds Banking Group and Ring-Fenced Banks Asset and Liability Committee. Target capital levels take account of regulatory requirements, capacity for growth and to cover uncertainties. Capital policies and procedures are subject to independent oversight.

From 1 January 2019 the Group became subject to separate supervision by the UK Prudential Regulation Authority (PRA) following the entry into force of UK ring-fencing legislation, with the Group becoming the Ring-Fenced Bank sub-group (‘RFB sub-group’) within Lloyds Banking Group. Supervision on a sub-consolidated basis as the RFB sub-group is in addition to the existing supervision applied to the Bank on an individual basis.

The Group measures both its capital requirements and the amount of capital resources it holds to meet those requirements through applying the regulatory framework defined by the Capital Requirements Directive and Regulation (CRD IV), as amended by provisions of the revised Capital Requirements Regulation (CRR II) that came into force in June 2019. Directive requirements are implemented in the UK by the PRA and supplemented through additional regulation under the PRA Rulebook.

The minimum amount of total capital, under Pillar 1 of the regulatory framework, is set at 8 per cent of total risk-weighted assets. At least 4.5 per cent of risk-weighted assets are required to be covered by common equity tier 1 (CET1) capital and at least 6 per cent of risk-weighted assets are required to be covered by tier 1 capital. These minimum Pillar 1 requirements are supplemented by additional minimum requirements under Pillar 2A of the regulatory framework, the aggregate of which is referred to as the Total Capital Requirement (TCR).

Under Pillar 2A, additional requirements are set through the issuance of an Individual Capital Requirement (ICR), which adjusts the Pillar 1 minimum requirement for those risks not covered or not fully covered under Pillar 1. A key input into the PRA’s ICR process is the Group’s own assessment of the amount of capital it needs, a process known as the Internal Capital Adequacy Assessment Process (ICAAP). The Group’s Pillar 2A capital requirement is currently 4.9 per cent of risk-weighted assets, of which 2.7 per cent must be met with CET1 capital.

A range of additional regulatory capital buffers apply under CRD IV, which are required to be met with CET1 capital. These include a capital conservation buffer (2.5 per cent of risk-weighted assets) and a time-varying countercyclical capital buffer (0.9 per cent of risk-weighted assets as at 31 December 2019). In addition, following the entry into force of UK ring-fencing legislation, the Group became subject to a systemic risk buffer (2.0 per cent of risk-weighted assets) which came into effect in August 2019 and is designed to hold systemically important banks to higher capital standards so that they can withstand a greater level of stress before requiring resolution.

Forecast capital positions are subjected to extensive internal stress testing to determine the adequacy of the Group’s capital resources against the minimum requirements, including the ICR. The PRA considers outputs from the Group’s internal stress tests, in conjunction with the Group’s other regulatory capital buffers, as part of the process for informing the setting of a capital buffer for the Group, known as the PRA Buffer. The PRA requires this buffer to remain confidential.

The Group has adopted the IFRS9 transitional arrangements for capital set out under the relevant CRD IV amendment. The arrangements allow for the initial net impact of IFRS 9 on CET1 capital, resulting from the increase in accounting impairment provisions, plus the capital impact of any subsequent increases in Stage 1 and Stage 2 expected credit losses (net of movements in regulatory expected losses), to be phased in over a five year transition period. For 2019 the phase in factor allowed 85 per cent of the resultant transitional adjustment to be added back to CET1 capital. The phase in factor will reduce to 70 per cent in 2020. As at 31 December 2019 no additional capital relief in respect of post 1 January 2018 increases in Stage 1 and Stage 2 expected credit losses (net of movements in regulatory expected losses) has been recognised.

F-161

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

47   CAPITAL (continued)

From 1 January 2019 the Group also became subject to the UK Leverage Ratio Framework. The minimum leverage ratio requirement under the Framework is 3.25 per cent. This is supplemented by a time-varying countercyclical leverage buffer (0.3 per cent of the leverage exposure measure at 31 December 2019) and an additional leverage ratio buffer (0.7 per cent of the leverage exposure measure) which reflects the application of the Group’s systemic risk buffer. At least 75 per cent of the 3.25 per cent minimum leverage ratio requirement and the entirety of any leverage buffers that may apply must be met by CET1 capital.

During the year, the individual regulated entities within the Group and the Group itself complied with all of the externally imposed capital requirements to which they are subject.

Regulatory capital development

The regulatory framework within which the Group operates continues to be developed at a global level through the Financial Stability Board (FSB) and Basel Committee on Banking Supervision (BCBS), at a European level mainly through the European Commission (EC) and the issuance of technical standards and guidelines by the European Banking Authority (EBA) and within the UK by the PRA and through directions from the Financial Policy Committee (FPC).The Group continues to monitor these developments very closely, analysing potential capital impacts to ensure the Group and individual regulated entities continue to maintain a strong capital position that exceeds the minimum regulatory requirements and the Group’s risk appetite and is consistent with market expectations.

Capital resources

Regulatory capital is divided into tiers depending on the degree of permanency and loss absorbency exhibited.

–	Common equity tier 1 (CET1) capital represents the strongest form of capital consisting of shareholders’ equity after a number of regulatory adjustments and deductions are applied. These include adjustments for IFRS 9 transitional arrangements, the accrual for foreseeable dividends (where applicable), the elimination of the cash flow hedging reserve and deductions for goodwill, other intangible assets, prudent valuation, the excess of expected losses over impairment provisions, defined benefit pension surplus and deferred tax assets.
–	Fully qualifying additional tier 1 (AT1) capital comprises non-cumulative perpetual securities containing specific provisions to write down the security should the CET1 ratio fall to a defined trigger limit. Under transitional rules for capital, securities that do not qualify in their own right as AT1 capital, but were issued and recognised as eligible tier 1 capital prior to the implementation of CRD IV, can be partially included within AT1 capital (‘grandfathering’), until they are phased out altogether by 2022. To the extent these securities no longer qualify as AT1 capital they may nevertheless still qualify as tier 2 capital either under transitional rules for tier 2 securities or on an end point basis.
–	Tier 2 (T2) capital largely comprises certain other subordinated debt securities that do not qualify as AT1. They must have an original term of at least five years, cannot normally be redeemed within their first five years and are phased out as T2 regulatory capital in the final five years before maturity. Under transitional rules for capital, securities that do not qualify in their own right as T2 capital, but were issued and recognised as eligible T2 capital prior to the implementation of CRD IV, can be partially included within T2 capital (‘grandfathering’), until they are phased out altogether by 2022. Following revisions to eligibility criteria for capital instruments under CRR II, certain tier 2 capital instruments of the Group will cease to qualify as regulatory capital after June 2025 in accordance with the revised transitional rules. Eligible provisions, reflecting the excess of IFRS 9 expected credit losses over corresponding regulatory expected losses, are added back to T2 capital, net of the application of IFRS 9 transitional adjustments.

The Group’s transitional capital resources are summarised as follows:

	2019 £m	2018 £m
Common equity tier 1 capital	24,637	25,457
Additional tier 1 capital	6,905	5,937
Tier 2 capital	6,434	7,087
Total capital	37,976	38,481

48   CASH FLOW STATEMENTS

A Change in operating assets

	The Group			The Bank
	2019	2018	2017	2019	2018	2017
	£m	£m	£m	£m	£m	£m
Change in financial assets held at amortised cost	(11,832)	(10,338)	(25,178)	(5,482)	(992)	(2,832)
Changes in amounts due from fellow Lloyds Banking Group undertakings	24	4,827	810	(48,692)	9,875	(23,861)
Change in derivative financial instruments and financial assets at fair value through profit or loss	24,649	40,137	9,285	22,568	37,356	15,459
Change in other operating assets	63	(442)	(650)	63	295	69
Change in operating assets	12,904	34,184	(15,733)	(31,543)	46,534	(11,165)
F-162

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

48   CASH FLOW STATEMENTS (continued)

B Change in operating liabilities

	The Group			The Bank
	2019 £m	2018 £m	2017 £m	2019 £m	2018 £m	2017 £m
Change in deposits from banks	(2,670)	(2,677)	13,415	1,802	(2,219)	(1,917)
Change in customer deposits	5,593	(11,901)	2,935	10,360	(5,258)	13,417
Changes in amounts due to fellow Lloyds Banking Group undertakings	(8,142)	(5,466)	44	28,016	(23,522)	12,812
Change in debt securities in issue	11,898	4,730	(11,968)	11,722	1,442	(6,079)
Change in derivative financial instruments and financial liabilities at fair value through profit or loss	(11,527)	(45,383)	(12,677)	(10,776)	(46,514)	(15,110)
Change in investment contract liabilities	–	(353)	(4,665)	–	–	–
Change in other operating liabilities[1]	(782)	(383)	(463)	(1,823)	(648)	340
Change in operating liabilities	(5,630)	(61,433)	(13,379)	39,301	(76,719)	3,463

1	Includes £43 million (2018: £27 million; 2017: £2 million) for the Group and £20 million (2018: £27 million; 2017: £4 million) for the Bank in respect of lease liabilities.

C Non-cash and other items

	The Group			The Bank
	2019	2018	2017	2019	2018	2017
	£m	£m	£m	£m	£m	£m
Depreciation and amortisation	2,602	2,374	2,370	1,245	1,031	932
Permanent diminution in value of investment in subsidiaries	–	–	–	159	92	302
Dividends received from subsidiary undertakings	–	–	–	(1,434)	(4,968)	(4,479)
Revaluation of investment properties	8	(46)	(230)	–	–	–
Allowance for loan losses	1,380	1,012	691	490	553	465
Write-off of allowance for loan losses, net of recoveries	(1,457)	(1,000)	(1,062)	(759)	(608)	(475)
Impairment charge relating to undrawn balances	(17)	(72)	(9)	14	(46)	(3)
Impairment of financial assets at fair value through other comprehensive income (2017: available-for-sale financial assets)	(1)	(14)	6	(1)	(2)	–
Change in insurance contract liabilities	–	(1,520)	9,169	–	–	–
Payment protection insurance provision	1,795	1,395	1,300	859	628	781
Other regulatory provisions	395	561	865	137	311	342
Other provision movements	(161)	(509)	(8)	(43)	(413)	(48)
Additional capital injections to subsidiaries	–	–	–	(53)	(72)	(149)
Charge in respect of defined benefit schemes	245	404	369	131	196	165
Unwind of discount on impairment allowances	(52)	(39)	(23)	(32)	(33)	(37)
Foreign exchange element on balance sheet[1]	420	(365)	209	(230)	(130)	718
Interest expense on subordinated liabilities	947	1,072	1,285	657	654	664
Loss (profit) on disposal of businesses	(107)	(1,010)	–	–	21	(555)
Other non-cash items	(295)	933	537	(142)	990	1,181
Total non-cash items	5,702	3,176	15,469	998	(1,796)	(196)
Contributions to defined benefit schemes	(1,069)	(868)	(587)	(563)	(455)	(401)
Payments in respect of payment protection insurance provision	(2,457)	(2,101)	(1,657)	(1,156)	(1,057)	(946)
Payments in respect of other regulatory provisions	(707)	(956)	(928)	(229)	(302)	(430)
Other	–	6	–	–	–	–
Total other items	(4,233)	(3,919)	(3,172)	(1,948)	(1,814)	(1,777)
Non-cash and other items	1,469	(743)	12,297	(950)	(3,610)	(1,973)

1	When considering the movement on each line of the balance sheet, the impact of foreign exchange rate movements is removed in order to show the underlying cash impact.
F-163

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

48   CASH FLOW STATEMENTS (continued)

D Analysis of cash and cash equivalents as shown in the balance sheet

	The Group			The Bank
	2019 £m	2018 £m	2017 £m	2019 £m	2018 £m	2017 £m

Cash and balances with central banks	38,880	40,213	58,521	35,741	37,632	55,835
Less: mandatory reserve deposits[1]	(3,177)	(2,541)	(957)	(764)	(803)	(535)
	35,703	37,672	57,564	34,977	36,829	55,300
Loans and advances to banks	4,852	3,692	4,274	4,453	3,153	3,611
Loans and advances to banks within disposal group	–	–	2,337	–	–	–
Less: amounts with a maturity of three months or more	(1,941)	(1,641)	(3,193)	(1,648)	(1,328)	(2,791)
	2,911	2,051	3,418	2,805	1,825	820
Total cash and cash equivalents	38,614	39,723	60,982	37,782	38,654	56,120
Cash and cash equivalents of continuing operations	38,614	39,723	58,645	37,782	38,654	56,120
Cash and cash equivalents in disposal group	–	–	2,337	–	–	–
Total cash and cash equivalents	38,614	39,723	60,982	37,782	38,654	56,120

1	Mandatory reserve deposits are held with local central banks in accordance with statutory requirements; these deposits are not available to finance the Group’s day-to-day operations.

Included within cash and cash equivalents of the Group at 31 December 2017 was £2,322 million held within the Group’s long-term insurance and investments business, within a disposal group, which was not immediately available for use in the business.

E Acquisition of group undertakings and businesses

	The Group			The Bank
	2019 £m	2018 £m	2017 £m	2019 £m	2018 £m	2017 £m
Net assets acquired:
Cash and cash equivalents	–	–	123	–	–	–
Loans and advances to customers	–	–	7,811	–	–	7,311
Available-for-sale financial assets			16			–
Intangible assets	–	21	702	–	–	–
Property, plant and equipment	–	–	6	–	–	1
Other assets	–	6	414	–	–	5
Customer deposits	–	–	–	–	–	(8,114)
Deposits from banks[1]	–	–	(6,431)	–	–	–
Net balances with group undertakings	–	–	–	–	–	1,305
Other liabilities	–	(1)	(927)	–	–	(103)
Goodwill arising on acquisition	–	–	302	–	–	–
Adjustment on vesting of businesses	–	–	–	–	–	(278)
Investments in subsidiaries derecognised on vesting of businesses	–	–	–	–	–	(127)
Cash consideration	–	26	2,016	–	–	–
Less: Cash and cash equivalents acquired	–	–	(123)	–	–	–
Net cash outflow arising from acquisitions	–	26	1,893	–	–	–
Investment in subsidiary acquired	–	–	–	–	98	2,026
Acquisition of and additional investment in joint ventures	–	–	20	–	–	–
Net cash outflow from acquisitions in the year	–	26	1,913	–	98	2,026

1	Upon acquisition in 2017, the funding of MBNA was assumed by the Bank.
F-164

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

48   CASH FLOW STATEMENTS (continued)

F Disposal of group undertakings and businesses

	The Group			The Bank
	2019 £m	2018 £m	2017 £m	2019 £m	2018 £m	2017 £m
Financial assets at fair value through profit or loss	–	125,379	2,117	–	–	–
Loans and advances to customers	–	3,495	344	–	–	–
Due from fellow group undertakings	–	14,436	176	–	–	–
Derivative financial instruments	–	3,027	–	–	–	–
Investment property	–	3,639	–	–	–	–
Goodwill	–	1,836	–	–	–	–
Value of in-force business	–	4,902	–	–	–	–
Available-for-sale financial assets			375			–
Property, plant and equipment	–	48	11	–	–	–
	–	156,762	3,023	–	–	–
Customer deposits	–	(15,236)	(22)	–	–	–
Due to fellow Lloyds Banking Group undertakings	–	(2,584)	(1,706)	–	–	–
Derivative financial instruments	–	(2,762)	–	–	–	–
Liabilities from insurance and investment contracts	–	(117,021)	–	–	–	–
Subordinated liabilities	–	(2,494)	–	–	–	–
Non-controlling interests	–	(305)	(387)	–	–	–
Other net assets (liabilities)	–	(8,759)	50	–	–	–
	–	(149,161)	(2,065)	–	–	–
Net assets (liabilities) disposed of	–	7,601	958	–	–	–
Investment in subsidiary disposed of	–	–	–	20	7,725	37
Disposal of investment in joint ventures	–	–	26	–	–	–
Profit (loss) on sale of businesses	107	1,010	–	–	(21)	555
Cash consideration received on losing control of group undertakings and businesses	107	8,611	984	20	7,704	592
Cash and cash equivalents disposed	–	(7)	–	–	–	–
Net cash inflow	107	8,604	984	20	7,704	592
F-165

NOTES TO THE ACCOUNTS

for the year ended 31 December 2019

49   ADOPTION OF IFRS 16

The Group adopted IFRS 16 Leases from 1 January 2019 and elected to apply the standard retrospectively with the cumulative effect of initial application being recognised at that date; comparative information has therefore not been restated. Comparative information was prepared in accordance with IAS 17. Under IAS 17, where the Group was lessee it charged operating lease rentals to the income statement on a straight-line basis over the life of the lease.

Operating lease commitments as at 31 December 2018 amounted to £2,060 million for the Group and £1,141 million for the Bank. Lease liabilities amounting to £1,752 million for the Group and £950 million for the Bank in respect of leased properties previously accounted for as operating leases were recognised at 1 January 2019. These liabilities were measured at the present value of the remaining lease payments, discounted using the Group’s incremental borrowing rate appropriate for the related right-of-use asset as at that date, adjusted to exclude short-term leases and leases of low-value assets of approximately £20 million. The weighted-average borrowing rate applied to these lease liabilities was 2.43 per cent. The corresponding right-of-use assets of £1,655 million for the Group and £883 million for the Bank were measured at an amount equal to the lease liabilities, adjusted for lease liabilities recognised at 31 December 2018 of £97 million for the Group and £67 million for the Bank. The right-of-use asset and lease liabilities are included within Property, plant and equipment and Other liabilities respectively. There was no impact on shareholders’ equity.

In applying IFRS 16 for the first time, the Group has used a number of practical expedients permitted by the standard; the most significant of which were the use of a single discount rate to a portfolio of leases with reasonably similar characteristics; reliance on previous assessments of whether a lease is onerous; and the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease. The Group has also elected not to apply IFRS 16 to contracts that were not identified as containing a lease under IAS 17 and IFRIC 4 Determining whether an Arrangement contains a Lease.

50   EVENTS SINCE THE BALANCE SHEET DATE

Since the balance sheet date there has been a global pandemic from the outbreak of Coronavirus which is causing widespread disruption to financial markets and normal patterns of business activity across world, including the UK. The Directors assess this event to be a non-adjusting post balance sheet event. In view of its currently evolving nature, the Directors are unable to estimate its financial and other effects.

51   FUTURE ACCOUNTING DEVELOPMENTS

The IASB has issued a number of minor amendments to IFRSs effective 1 January 2020 (including IFRS 3 Business Combinations and IAS 1 Presentation of Financial Statements). These amendments are not expected to have a significant impact on the Group.

F-166

GLOSSARY

Term used	US equivalent or brief description.
Accounts	Financial statements.
Articles of association	Articles and bylaws.
Associates	Long-term equity investments accounted for by the equity method.
Attributable profit	Net income.
Balance sheet	Statement of financial position.
Broking	Brokerage.
Building society	A building society is a mutual institution set up to lend money to its members for house purchases.
Buy-to-let mortgages	Buy-to-let mortgages are those mortgages offered to customers purchasing residential property as a rental investment.
Called-up share capital	Ordinary shares, issued and fully paid.
Contract hire	Leasing.
Creditors	Payables.
Debtors	Receivables.
Deferred tax	Deferred income tax.
Depreciation	Amortisation.
Finance lease	Capital lease.
Freehold	Ownership with absolute rights in perpetuity.
Leasehold	Land or property which is rented from the owner for a specified term under a lease. At the expiry of the term the land or property reverts back to the owner.
Lien	Under UK law, a right to retain possession pending payment.
Loan capital	Long-term debt.
Members	Shareholders.
National Insurance	A form of taxation payable in the UK by employees, employers and the self-employed. It is part of the UK’s national social security system and ultimately controlled by HM Revenue & Customs.
Nominal value	Par value.
Ordinary shares	Common stock.
Overdraft	A line of credit, contractually repayable on demand unless a fixed-term has been agreed, established through a customer’s current account.
Preference shares	Preferred stock.
Premises	Real estate.
Profit attributable to equity shareholders	Net income.
Provisions	Reserves.
Retained profits	Retained earnings.
Share capital	Capital stock.
Shareholders’ equity	Stockholders’ equity.
Share premium account	Additional paid-in capital.
Shares in issue	Shares outstanding.
Specialist mortgages	Specialist mortgages include those mortgage loans provided to customers who have self-certified their income. New mortgage lending of this type has not been offered by the Group since early 2009.
Undistributable reserves	Restricted surplus.
Write-offs	Charge-offs.
111

EXHIBIT INDEX

1.	Articles of association of Lloyds Bank plc

2.	Neither Lloyds Bank plc nor any subsidiary is party to any single long-term debt instrument pursuant to which a total amount of securities exceeding 10 per cent of the Lloyds Bank Group’s total assets (on a consolidated basis) is authorised to be issued. Lloyds Bank plc hereby agrees to furnish to the Securities and Exchange Commission (the Commission), upon its request, a copy of any instrument defining the rights of holders of its long-term debt or the rights of holders of the long-term debt issued by it or any subsidiary for which consolidated or unconsolidated financial statements are required to be filed with the Commission.

2.	(d)	Description of securities registered under Section 12 of the Exchange Act.

4.	(b)	(i)	Service agreement dated 3 November 2010 between Lloyds Bank plc and António Horta-Osório†

		(ii)	Letter of amendment dated 19 February 2019 to the service agreement dated 3 November 2010 between Lloyds Bank plc and António Horta-Osório†

		(iii)	Deed of confirmation and variation of contract dated 18 June 2019 to a pensions contract between Lloyds Banking Group plc and António Horta-Osório

		(iv)	Letter of appointment dated 17 November 2010 between Lloyds Banking Group plc and Anita Frew†

		(v)	Letter of appointment dated 31 January 2012 between Lloyds Banking Group plc and Sara Weller†

		(vi)	Service agreement dated 1 March 2012 between Lloyds Bank plc and George Culmer†

		(vii)	Website statement – in compliance with Companies Act 2006 – in relation to George Culmer

		(viii)	Service agreement dated 30 November 2010 between Lloyds Bank plc and Juan Colombás†

		(ix)	Letter of appointment dated 31 March 2014 between Lloyds Banking Group plc and Lord Blackwell†

		(x)	Letter of appointment dated 1 April 2014 between Lloyds Banking Group plc and Nick Prettejohn†

		(xi)	Letter of appointment dated 1 May 2014 between Lloyds Banking Group plc and Simon Henry†

		(xii)	Letter of appointment dated 26 June 2014 between Lloyds Banking Group plc and Alan Dickinson†

		(xiii)	Letter of appointment dated 26 November 2015 between Lloyds Banking Group plc and Stuart Sinclair†

		(xiv)	Letter of appointment dated 2 March 2017 between Lloyds Banking Group plc and Lord Lupton†

		(xv)	Supplementary letter dated 5 December 2017 to the letter of appointment dated 2 March 2017 between Lloyds Banking Group plc and Lord Lupton†

		(xvi)	Letter of appointment dated 17 April 2018 between Lloyds Banking Group plc and Amanda Mackenzie†

		(xvii)	Supplementary letter dated 3 September 2018 to the letter of appointment dated 17 April 2018 between Lloyds Banking Group plc and Amanda Mackenzie†

		(xviii)	Letter of appointment dated 19 March 2018 between Lloyds Banking Group plc and Brendan Gilligan†

		(xix)	Letter of appointment dated 19 March 2018 between Lloyds Banking Group plc and Nigel Hinshelwood†

		(xx)	Letter of appointment dated 26 April 2018 between Lloyds Banking Group plc and Sarah Bentley†

		(xxi)	Service agreement dated 15 March 2019 between Lloyds Bank plc and William Chalmers

		(xxii)	Letter of appointment dated 21 October 2019 between Lloyds Banking Group plc and Sarah Legg

		(xxiii)	Supplementary letter dated 31 October 2019 to the letter of appointment dated 21 October 2019 between Lloyds Banking Group plc and Sarah Legg

		(xxiv)	Letter of Appointment dated 22 October 2019 between Lloyds Banking Group plc and Catherine Woods

		(xxv)	Supplementary letter dated 31 October 2019 to the letter of appointment dated 22 October 2019 between Lloyds Banking Group plc and Catherine Woods

12.1	Certification of António Horta-Osório filed pursuant to 17 CFR 240.13a-14(a) and 15 U.S.C. 7241

12.2	Certification of William Chalmers filed pursuant to 17 CFR 240.13a-14(a) and 15 U.S.C. 7241

13.1	Certification of António Horta-Osório and William Chalmers furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350

15.1	Consent of PriceWaterhouseCoopers LLP

†	Previously filed with the SEC on Lloyds Bank plc’s Form 20-F filed 31 July 2019.

The exhibits shown above are listed according to the number assigned to them by the Form 20–F.

112

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

LLOYDS BANK plc
By:	/s/ W Chalmers

Name:	William Chalmers
Title:	Chief Financial Officer

Dated:	23 March 2020
113