Form 20-F
period 2021-12-31
Lloyds Bank plc
filed 2022-03-08
CIK 1167831

As filed with the Securities and Exchange Commission on 8 March 2022
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2021 OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
25 Gresham Street
London EC2V 7HN
United Kingdom
(Name, telephone, e-mail and/or facsimile number and address of Company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
$1,250,000,000 3.5% Senior Notes due 2025	LYG/25	The New York Stock Exchange
$1,500,000,000 2.25% Senior Notes due 2022	LYG/22	The New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
The number of outstanding shares of each of Lloyds Bank plc’s classes of capital or common stock as of 31 December 2021 was:

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

FORM 20-F CROSS REFERENCE SHEET

Form 20-F item number			Page and caption references in this document*
1		Identity of Directors, Senior Management and Advisers	Not applicable
2		Offer Statistics and Expected Timetable	Not applicable
3		Key Information
	A.	Reserved by the Securities and Exchange Commission	Not applicable
	B.	Capitalization and indebtedness	Not applicable
	C.	Reason for the offer and use of proceeds	Not applicable
	D.	Risk factors	108-119
4		Information on the Company
	A.	History and development of the company	Omitted
	B.	Business overview	2-22, 99-101, F-32-F-35
	C.	Organisational structure	121
	D.	Property, plant and equipment	Not applicable
4A		Unresolved staff comments	Not applicable
5		Operating and Financial Review and Prospects
	A.	Operating results	24-30
	B.	Liquidity and capital resources	Omitted
	C.	Research and development, patents and licenses, etc.	Not applicable
	D.	Trend information	Omitted
	E.	Critical accounting estimates	24, F-23-F-31
6		Directors, Senior Management and Employees
	A.	Directors and senior management	Omitted
	B.	Compensation	Omitted
	C.	Board practices	92-98
	D.	Employees	Omitted
	E.	Share ownership	Omitted
7		Major Shareholders and Related Party Transactions
	A.	Major shareholders	Omitted
	B.	Related party transactions	Omitted
	C.	Interests of experts and counsel	Not applicable
8		Financial Information
	A.	Consolidated statements and other financial information	F-1-F-134
	B.	Significant changes	Not applicable
9		The Offer and Listing
	A.	Offer and listing details	102
	B.	Plan of distribution	Not applicable
	C.	Markets	102
	D.	Selling shareholders	Not applicable
	E.	Dilution	Not applicable
	F.	Expenses of the issue	Not applicable
10		Additional Information
	A.	Share capital	Not applicable
	B.	Memorandum and Articles of Association	103-106
	C.	Material contracts	3
	D.	Exchange controls	107
	E.	Taxation	107
	F.	Dividends and paying assets	Not applicable
	G.	Statement by experts	Not applicable
	H.	Documents on display	107
	I.	Subsidiary information	121
11		Quantitative and Qualitative Disclosure about Market Risk	31-89
12		Description of Securities Other than Equity Securities	Not applicable
13		Defaults, Dividends Arrearages and Delinquencies	Not applicable
14		Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable
15		Controls and Procedures	98

FORM 20-F CROSS REFERENCE SHEET

16	Reserved by the Securities and Exchange Commission	Not applicable
16A	Audit committee financial expert	Omitted
16B	Code of ethics	Omitted
16C	Principal accountant fees and services	97, F-39
16D	Exemptions from the listing standards for audit committees	Not applicable
16E	Purchases of equity securities by the issuer and affiliated purchasers	Not applicable
16F	Change in registrant’s certifying accountant	Not applicable
16G	Corporate governance	92
16H	Mine safety disclosure	Not applicable
16I	Disclosure regarding foreign jurisdictions that prevent inspections	Not applicable
17	Financial statements	See item 8
18	Financial statements	See item 8
19	Exhibits	Exhibit Index
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
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB). Certain disclosures required by IFRS have been included in sections highlighted as ‘Audited’ within the Operating and financial review and prospects section of this Annual Report on Form 20-F on pages 23 to 91. Disclosures marked as audited indicate that they are within the scope of the audit of the financial statements taken as a whole; these disclosures are not subject to a separate opinion.
Lloyds Bank Group publishes its consolidated financial statements expressed in British pounds (‘pounds Sterling’, ‘Sterling’ or ‘£’), the lawful currency of the UK. In this annual report, references to ‘pence’ and ‘p’ are to one-hundredth of one pound Sterling; references to ‘US Dollars’, ‘US$’ or ‘$’ are to the lawful currency of the United States (the US); references to ‘cent’ or ‘c’ are to one-hundredth of one US Dollar; references to ‘Euro’ or ‘€’ are to the lawful currency of the member states of the European Union (EU) that have adopted a single currency in accordance with the Treaty establishing the European Communities, as amended by the Treaty of European Union; references to ‘Euro cent’ are to one-hundredth of one Euro; and references to ‘Japanese Yen’, ‘Japanese ¥’ or ‘¥’ are to the lawful currency of Japan. Solely for the convenience of the reader, this annual report contains translations of certain pounds Sterling amounts into US Dollars at specified rates. These translations should not be construed as representations by Lloyds Bank Group that the pounds Sterling amounts actually represent such US Dollar amounts or could be converted into US Dollars at the rate indicated or at any other rate. Unless otherwise stated, the translations of pounds Sterling into US Dollars have been made at the Noon Buying Rate in New York City for cable transfers in pounds Sterling as certified for customs purposes by the Federal Reserve Bank of New York (the Noon Buying Rate) in effect on 31 December 2021. The Noon Buying Rate on 31 December 2021 differs from certain of the actual rates used in the preparation of the consolidated financial statements, which are expressed in pounds Sterling, and therefore US Dollar amounts appearing in this annual report may differ significantly from actual US Dollar amounts which were translated into pounds Sterling in the preparation of the consolidated financial statements in accordance with IFRS.
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

BUSINESS OVERVIEW
The Lloyds Bank Group is a leading provider of financial services to individual and business customers in the UK. At 31 December 2021, Lloyds Bank Group had 57,180 employees (on a full-time equivalent basis) and its total assets were £602,849 million. The Lloyds Bank Group reported a profit before tax for the year ended 31 December 2021 of £5,785 million, and its capital ratios at that date were 23.5 per cent for total capital, 19.7 per cent for tier 1 capital and 16.7 per cent for common equity tier 1 capital.
Set out below is the Lloyds Bank Group’s summarised income statement for each of the last two years:

	2021	2020
	£m	£m
Net interest income	11,036	10,770
Other income	3,637	3,815
Total income	14,673	14,585
Operating expenses	(10,206)	(9,196)
Impairment credit (charge)	1,318	(4,060)
Profit before tax	5,785	1,329
The Lloyds Bank Group’s main business activities are retail and commercial banking and it operates primarily in the UK. Services are offered through a number of well recognised brands including Lloyds Bank, Halifax and Bank of Scotland, and through a range of distribution channels including the largest branch network and digital bank in the UK.
At 31 December 2021, the Lloyds Bank Group’s two primary operating divisions, which are also reporting segments, were Retail and Commercial Banking. Retail provides current accounts, savings, mortgages, credit cards, motor finance and unsecured loans to personal and business banking customers. Commercial Banking provides lending, transactional banking, working capital management, risk management and debt capital markets services to commercial customers.
Profit before tax is analysed on pages 24 and 27 and the table below shows the results of the Lloyds Bank Group’s segments in the last two fiscal years.

	2021	2020
	£m	£m
Retail	5,024	1,856
Commercial Banking	1,536	20
Other	(775)	(547)
Profit before tax	5,785	1,329
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
Lloyds Banking Group is the largest bank and sole integrated provider of banking, insurance and wealth propositions in the UK. The Group's strong foundations have created distinctive competitive strengths. It has leading customer franchises with trusted brands, significant data assets and leading market shares. Alongside this, the Group has a strong balance sheet, disciplined risk management and an efficient business model, operating at scale with strong cost discipline.
The Group’s purpose of Helping Britain Prosper drives its business model and strategic participation choices. The Group’s new strategy has a clear vision to be a UK-customer focused digital leader and integrated financial services provider, capitalising on new opportunities, at scale. To this end the Group is embedding delivery of broader stakeholder outcomes in its strategy and the way it creates value to be a truly purpose-driven organisation.
The Group aims to deliver for all its stakeholders by helping build an inclusive society and supporting the transition to a low carbon economy. To support the transition to a low carbon economy, the Group is reinforcing its prior commitments, reducing the carbon emissions the Group finances by more than 50 per cent by 2030, on the path to net zero by 2050 or sooner, with the Group’s own operations being net zero by 2030 and sustainability outcomes embedded across business priorities.
Through its new strategy, Lloyds Banking Group will transform its business, creating higher, more sustainable value for all stakeholders. The Group will drive revenue growth and diversification across all its main businesses, focusing on strengthening cost and capital efficiency, together built off a powerful enabling platform maximising the potential of people, technology and data to support the business ambitions.
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
Accordingly, the disclosures below are for Lloyds Banking Group as a whole and not specific to the Group. Throughout this section, references to "we" are to the Lloyds Banking Group.
Helping Britain transition to a sustainable low carbon economy
This section contains certain disclosures in alignment with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD).
The Group is making good progress in better understanding the risks and opportunities that climate change presents for our business and our customers, but there is still a lot of work to be done.
A high level summary of disclosure aligned to the TCFD recommendations is provided below.
Further detailed information can be found in our 2021 Climate Report.
This section contains forward-looking statements, please refer to page 120 for our forward looking statements.
Overview
Summary of TCFD recommendations and our progress against these
We have been continually making progress against the TCFD recommendations and enhancing our climate-related financial disclosures since our 2018 Annual Report on Form 20-F. We comply with the FCA’s Listing Rule 9.8.6R(8) and make disclosures consistent with the 2017 TCFD recommendations and recommended disclosures across all four of the TCFD pillars: Strategy; Governance; Risk Management; and Metrics and Targets.
We will continue to assess and develop our disclosures against the TCFD recommendations and recommended disclosures in 2022, taking into account relevant TCFD guidance and materials and evolving best practice. Key areas of focus in 2022 include the following:
Strategy
•We explored the resilience of our credit portfolios under three different climate scenarios as a result of our participation in the Bank of England’s Climate Biennial Exploratory Scenario (CBES), as well as undertaking other internal activity developing initial quantitative insight for key sectors. We will undertake further climate scenario analysis in 2022 that leverages learnings from the CBES exercise and access to improved data and analytical capabilities. This will allow us to better understand the resilience of the Group’s business model to climate risks. In particular, the aim is to support the development of new business plans and sector ambitions to achieve the Group's net zero ambitions and to examine the resilience of these to physical and transition risks.
Metrics and targets
•We have developed metrics to assess climate-related risks and opportunities that include current and projected financed emissions, emissions intensity, sustainable finance and sectors with increased climate risk (exposure, limit, maturity). We have evolved our Group Balanced Scorecard so that it now includes two ESG measures that are aligned to climate change to reflect our net zero ambitions. The additional climate scenario analysis we will conduct in 2022 will lead to enhancements to the physical and transition risk assessment of our high carbon sectors and clients within these that will allow for improved management information and reporting to the Board as well as Net Zero Banking Alliance (NZBA) sector target setting.
•We have disclosed our Scope 1, 2 and 3 emissions for our own operations, along with our initial Scope 3 financed emissions for most of our banking and Scottish Widows activity. Our future focus will be on disclosing our Scope 3 supply chain emissions and extending the coverage of Scope 3 financed emissions by including additional asset classes where data and methodologies exist and engaging across the industry on calculation approaches for asset classes where methods do not exist.
•We have developed ambitions to achieve net zero for our own operations by 2030 and for the activities of those we finance by 2050, with interim ambitions set for 2030. We have also developed 2030 ambitions for our operational energy, water and waste and an initial set of our highest emitting sectors. We are on track to disclose further ambitions for high emitting sectors in line with our NZBA commitments, along with a net zero transition plan that further communicates our decarbonisation strategy.

BUSINESS
Progress against the TCFD recommendations

	Recommendation	Recommended disclosures	Summary of progress
Strategy	Disclose the actual and potential impacts of climate-related risks and opportunities on the organisation's business, strategy and financial planning where such information is material	A: Describe the climate-related risks and opportunities the organisation has identified over the short, medium and long term
•We have prioritised our activities around net zero ambitions associated with achieving net zero in our own operations by 2030 and for the activities of those we finance by 2050, with interim ambitions set for 2030
•We have defined four sustainability strategic pillars that will help us to achieve our ambitions in a manner that engages across the whole of our organisation and also across our wider stakeholder network
•We have described the key climate-related risks and opportunities identified to date and defined our short, medium and long-term time horizons
•In preparing the Group's financial statements, we have considered the impact of climate-related risks on our financial position and performance
•In 2021, the Group started to incorporate initial consideration of the Group’s key climate risks and opportunities as part of our financial planning process
•We are continuing to develop climate modelling and scenario analysis capabilities to quantify climate risk
•We participated in the Bank of England’s Climate Biennial Exploratory Scenario, which created a foundation capability that we are extending further as we embed climate into risk management and other processes
•We have developed initial climate scenario analysis quantitative insights for key sectors

B: Describe the impact of climate-related risks and opportunities on the organisation's business, strategy and financial planning
C: Describe the resilience of the organisation’s strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario
Metrics and Targets	Disclose the metrics and targets used to assess and manage relevant climate-related risks and opportunities where such information is material	A: Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process
•We have developed several initial metrics to measure our progress against our net zero ambitions, which include measures related to our financed emissions, sustainable finance and own operations
•We have provided details of our Scope 1, 2 and 3 emissions for our own operations, calculated an initial 2019 financed emissions baseline for Scottish Widows and provided both an updated 2018 financed emissions baseline and 2019 financed emissions for our banking activity
•We have specific sector ambitions for our banking activity related to power[1], oil & gas, thermal coal[1] and UK motor, and Scottish Widows has developed its first Climate Action Plan (published February 2022)
•We have introduced new 2024 sustainable finance strategic outcomes across the Group[2]
•More than £6.9 billion of green/ESG related finance[3] was delivered in 2021
•We also estimate that through Scottish Widows we will make discretionary investment of £20-25 billion into climate-aware investment strategies by 2025, with at least £1 billion invested in climate solutions investments
•We developed three new operational climate pledges in 2021 that are designed to accelerate our plan to achieve net zero carbon operations and we continue to measure progress against those and our wider environmental ambitions for our own operations

B: Disclose Scope 1, Scope 2, and if appropriate, Scope 3 greenhouse gas (GHG) emissions, and the related risks
C: Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets

BUSINESS

	Recommendation	Recommended disclosures	Summary of progress
Governance	Disclose the organisation’s governance around climate-related risks and opportunities	A: Describe the board’s oversight of climate-related risks and opportunities
•Our governance structure provides clear oversight and ownership of the Group’s sustainability strategy and management of climate risk at Board and Executive levels
•The Board is engaged on a regular basis on our sustainability agenda and in 2021 received training to continue to develop understanding of climate risk
•In 2021, we established the Group Net Zero Committee to provide Executive direction and oversight of the Group environmental sustainability strategy
•Key committee decisions include approval of our sector ambitions and external sector statements

B: Describe management’s role in assessing and managing climate-related risks and opportunities
Risk Management	Disclose how the organisation identifies, assesses, and manages climate-related risks	A: Describe the organisation’s process for identifying and assessing climate-related risks
•We have continued to embed climate risk into our activities and Enterprise Risk Management Framework, through consideration of climate risk as its own principal risk, and integration into other principal risks materially impacted
•In 2021 we have introduced the Group Climate Risk Policy to provide an overarching framework for the management of climate risks and opportunities across the Group
•We have undertaken detailed analysis of our portfolios and the pathways required to reduce emissions, including deep dives into sectors at increased risk from impacts of climate change
•Ongoing development of climate risk assessment tools and methodologies, including our qualitative climate risk assessment tool in Commercial Banking

B: Describe the organisation’s process for managing climate-related risks
C: Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organisation’s overall risk management
1Our power sector ambition was set prior to us joining the NZBA and will be updated in 2022 to align with NZBA guidance. Our thermal coal ambition is a commitment to exit all entities that operate thermal coal facilities by 2030 (see page 32 of our 2021 Climate Report) and will currently be tracked through lending exposure to the sector as opposed to annual emissions estimates.
2See page 41 of our 2021 Climate Report for more detail on our 2024 sustainable finance strategic outcomes.
3Includes Clean Growth Finance Initiative, Commercial Real Estate Green Lending, Renewable Energy Financing, Sustainability Linked Loans and Green/ESG/Social Bond facilitation.

BUSINESS
Our Strategy
We believe that the transition to a low carbon economy represents an opportunity to build a resilient future, creating new businesses and jobs. The transition will require transformation of every sector at scale.
We want to play our part in supporting the transition and support the aims of the 2015 Paris Climate Agreement, the UK Government’s net zero target, the Ten Point Plan for the Green Industrial Revolution and the recommendations of the TCFD.
Supporting an effective transition is a priority for us and an integral part of our new strategy. Our Board is fully engaged in key decisions and ensuring continued progress. We have prioritised our activities around net zero ambitions associated with achieving net zero in our own operations by 2030 and for the activities of those we finance by 2050, with interim ambitions set for 2030.
Our priority areas are greening the built environment, supporting the energy transition, low carbon transportation, sustainable farming and natural capital, and sustainable investments and pensions. These form a fundamental part of our overall approach to net zero and represent where we see the greatest challenge and opportunity to help accelerate the transition to a low carbon economy for the UK. Our ambitions and priority areas are underpinned by four pillars of our sustainability strategy that will help us to achieve our ambitions in a manner that engages the whole of our organisation and across our wider stakeholder network.
As signatories to Net-Zero Banking Alliance, we have committed to setting sector-based ambitions across our highest emitting sectors. We have now published ambitions covering Power, Thermal Coal, Oil and Gas and Retail (Motor) vehicles.
We will report additional sector ambitions in 2022 for parts of our remaining carbon intensive sectors, including residential mortgages, transportation and automotive activity beyond Retail (Motor) vehicles. We will also develop further ambitions and a transition plan in accordance with the timelines stipulated by the NZBA. Our sector ambitions for our banking activities complement our Scottish Widows Climate Action Plan, which covers our approach for our investing activity through Scottish Widows.
With our strategic update, we have published new sustainable lending and investment ambitions with £10 billion lending for green mortgages by 2024, £8 billion financing for electric and plug-in hybrid electric vehicles by 2024, and £15 billion sustainable financing for corporate and institutional clients by 2024, and £20-25 billion in climate aware investment strategies through Scottish Widows by 2025. In-year targets are part of the 2022 Group balanced scorecard, supplementing the measure on reducing own operational carbon emissions.

BUSINESS
Reducing our financed emissions
Central to our ambitions is the alignment of our lending and investment activities with the 2015 Paris Agreement. The need to reorient financial flows in line with a 1.5ºC pathway means that we will have to fundamentally reshape our approach to the types of investments and lending we undertake across the Group.
Progress update

	Net zero ambitions	2021 achievements	2022 plans
Bank	Work with customers, government and the market to help reduce the carbon emissions we finance by more than 50% by 2030 on the path to net zero by 2050 or sooner
•Updated our 2018 financed emissions baseline and calculated 2019 financed emissions
•Completed initial analysis on the pathways required for the Group’s portfolio to achieve the ambition of reducing the carbon emissions financed by more than 50% by 2030, focused on the key hard to abate sectors
•Expanded the funding available under the Group's discounted green finance initiatives[1] from £3 billion to £5 billion to support businesses as they transition to a low carbon economy
•More than £6.9 billion of green and ESG related finance[2] was delivered in 2021
•Published a 2030 ambition for the power sector
•Engaged across leading industry initiatives to contribute to key thought leadership and public advocacy positions

•Publish additional sector ambitions related to our high carbon sectors, beyond the four sector ambitions in this report on power, thermal coal, oil and gas and UK motor
•Develop an understanding of approaches for integrating the preservation of natural capital into our sector-specific net zero strategies

Key areas of focus
•We are developing a strategic portfolio alignment approach across our key sectors. It is clear that the challenges facing each of our sectors vary considerably and that each sector is at a differing scale of maturity in its transition journey
•Our immediate focus is to work closely with our most heavy emitting sectors to support their progressive decarbonisation
•We believe that a pure divestment strategy is not in line with our purpose. We want to finance the changes needed to live and do business more sustainably, in line with a just transition
•The sectors where we have to focus the most to help ensure they can transition are agriculture, energy, housing and transportation. This has been informed by detailed sector reviews that have been conducted over the past 18 months on the carbon-intensive sectors where we have lending to customers that are likely to be higher carbon emitters or be exposed to higher levels of physical or transition risks (see Risk management section for more details)

Scottish Widows	Target halving the carbon footprint[5] of Scottish Widows investments by 2030 on the path to net zero by 2050
•Calculated an initial 2019 financed emissions baseline for Scottish Widows
•Announced a 2025 target to invest between £20–25 billion in climate-aware investment strategies[3], with at least £1 billion invested into climate solutions investments[4]
•In 2020 we collaborated with BlackRock to design and launch the Climate Transition World Equity Fund, which Scottish Widows seeded and has continued to invest in, reaching more than £5 billion by end 2021
•Overhauled the Scottish Widows Environmental Fund to become fossil fuel-free, not investing in any companies that derive revenue from fossil fuels and targeting a positive environmental impact by focusing on companies solving environmental challenges and establishing the infrastructure we need to support a lower carbon world[6]

•Continue to progress against our Climate Action Plan (published February 2022) and take meaningful actions against our net zero ambitions
•Further ESG integration into our pension default funds
•Increase our investment in the BlackRock Climate Transition World Equity fund over the course of 2022
•Enhance the information provided through the Scottish Widows Find Your Impact tool within the Scottish Widows mobile app
•Continue our active stewardship with action on voting and engagement of material investee companies

Key areas of focus
•Scottish Widows' position as a large investor presents us with opportunities to participate in and influence the transition for the long-term benefit of our customers and society
•We are supporting investments that back climate solutions for real-world impact by incorporating climate objectives into our strategic asset allocation and increasing discretionary investment into climate-aware investment strategies
•We are also using our engagement and shareholder voting power to drive companies to make the changes necessary to align with a 1.5°C pathway and excluding high carbon investments that run the risk of becoming stranded assets through our Exclusions Policy

1Funding provided by Commercial Banking under the Clean Growth Finance Initiative and Commercial Real Estate Green Lending.
2Includes Clean Growth Finance Initiative, Commercial Real Estate Green Lending, Renewable Energy Financing, Sustainability Linked Loans and Green/ESG/Social Bond facilitation.
3Climate-aware investment strategies: we’re working closely with our strategic fund management partners BlackRock and Schroders to develop and refine a range of funds that have a bias towards investing in companies that are adapting their businesses to be less carbon-intensive and/or developing climate solutions.
4We will invest in climate solution investments within climate-aware investment strategies or other funds. To define climate solution investments, we look at the portion of company revenue associated with activities such as alternative energy, energy efficiency, green building, sustainable agriculture, sustainable water, and pollution prevention. We use MSCI Environmental Impact Revenue data to help with this classification.
5Carbon footprint is a measure of carbon intensity calculated as absolute value of emissions applicable to an investment divided by the value of investment.
6See page 44 of our 2021 ESG Report page for full description of the fund and its exclusions.

BUSINESS
Reducing our own operations and supply chain emissions
Our own operations
In 2021, we announced a new set of operational climate pledges, including a commitment to achieve net zero carbon operations across Scope 1 and 2 by 2030, against a 2018/19 baseline, while at the same time halving our energy consumption and maintaining travel related carbon emissions from business travel and commuting below 50% of a pre-COVID 19 baseline. We are also embedding our response to natural capital preservation as part of our approach to sustainable operations by protecting our operational green spaces, through restoring natural ecosystems, decreasing human intervention and encouraging native species.
Our supply chain
For our suppliers, we have focused our efforts on understanding the carbon emissions generated through our sourcing activities and how we can positively influence a sustainable supply chain. We know that we cannot achieve our net zero ambitions without the support of our suppliers and in 2021 we have been developing our methodology for measuring our supply chain emissions. We are building our programme to further enhance sustainability considerations in our sourcing approach and to engage those suppliers that have the biggest impact on our carbon emissions with the aim of developing specific ambitions for reducing supply chain emissions and working collaboratively to achieve them.
Progress Update

Net zero ambitions	2021 achievements	2022 plans
Net zero carbon operations by 2030
•Achieved a cumulative 22.5% reduction in Scope 1 and 2 carbon emissions to date compared to our 2018/19 baseline (measured using the market-based method)
•Continued to purchase 100% renewable electricity across our global operations, meeting our RE100 commitment
•Completed our first three net zero carbon operations branches and started the installation of a ground source heat pump at our largest gas consuming office
•Proudly remained Carbon Trust Standard certification holders for carbon reduction for the twelfth consecutive year[1]

•Continue to purchase 100% renewable electricity and work towards our ambition to increase the percentage of our electricity sourced directly from additional renewable developments (via Power Purchase Agreements) or onsite generation, to at least 60% by 2025
•Invest in our buildings to keep eliminating the use of natural gas, replacing gas boilers with electric heating systems such as heat pumps
•Improve our air conditioning systems, switching to more energy efficient technology using less harmful refrigerant gases

Reduce total energy consumption by 50% by 2030
•Reduced total building energy consumption by 5.7% compared to 2019/20 and 14.8% compared to our 2018/19 baseline
•Continued our energy optimisation programme, resulting in a 101.5 GWh cumulative saving in 2021
•Worked with our supply chain to continue our LED lighting installation programme across our offices and branches. This year we have completed 170 installs, resulting in expected savings of 1,280 MWh, the equivalent to powering 360 UK homes
•Upgraded Building Management Systems at 101 of our branches, which are now remotely controlled so energy usage is optimised by a dedicated team, ensuring minimal energy wastage and resulting in savings of 610 MWh
•Continued our Climate Group EP100 campaign, confirming our commitment to improve energy productivity through our use of the UK Green Building Council’s Net Zero Carbon Buildings framework; reducing the direct emissions generated from our buildings and operations to net zero by 2030

•Continue our energy optimisation programme, which is being delivered by energy managers across our estate, ensuring savings are sustained for the future
•Continue to accelerate our investment in energy efficiency, installing LED lighting in our branches and offices as well as replacing and improving building management systems
•Build awareness with our colleagues and suppliers via energy management behaviour change campaigns
•Test new ideas and innovative technologies, collaborating with our partners and suppliers to deliver transformational clean energy solutions across our estate

Maintain travel carbon emissions below 50% pre-COVID 19 levels
•Launched the 3Ps of sustainable travel as part of colleagues’ new ways of working: Purpose, Planet and Planning
•Invested in sustainable travel facilities across 13 sites, investing in new cycle racks, bicycle maintenance stands, e-bike charging stations and electric vehicle (EV) charging points
•Installed 133 EV charging points at 34 of our sites, meaning over 36,000 of our colleagues have access to EV charging at work, at no cost to them
•Launched a carbon footprint calculator to support our colleagues to explore the environmental impact of both their business and personal travel choices and provide offers and engagement programmes to help them switch to greener modes of travel
•Achieved Cycling UK's Cycle Friendly Employer accreditation at 13 of our offices
•Launched a cycling mileage rate, enabling colleagues who cycle for business to claim cycling mileage just as they would for car mileage
•Launched a new Ultra-Low Emissions Vehicle (ULEV) salary sacrifice scheme for colleagues
•Created co-working hubs above our branches to minimise unnecessary business travel to further afield city hubs

•Continue our programme of work to improve cycling facilities for colleagues, seeking Cycle Friendly Employer accreditation from Cycling UK at each of our main offices
•Continue our commitment to The Climate Group’s EV100 campaign, making a commitment to install charging points across all our colleague car parks by 2030. We currently have EV charging facilities at 60% of our office car parks
•Continue to embed new ways of working developed during the pandemic, having already launched the 3Ps of sustainable business travel where colleagues travel with purpose, to connect and collaborate, with the planet in mind, making trips that are worth the carbon, and planning ahead combining meetings and keeping journeys to a minimum

1The Carbon Trust Standard recognises organisations that follow best practice in measuring, managing, and reducing their environmental impact.

BUSINESS
Carbon credits and offsetting on the journey to net zero
Net zero strategies should prioritise carbon reduction in line with science, ahead of considering the use of carbon credits to offset emissions. While carbon credits can be an important tool in combatting climate change if used responsibly, it is important that such credits are deployed as part of an ambitious, science-based decarbonisation plan.
Use of carbon credits in our financed emissions
Our financed emissions capture the emissions attributed to the Group from our lending and investment activities. We do not currently plan to use carbon credits to offset our financed emissions and we will monitor and contribute to emerging industry standards in this area as they develop. However, we will engage with our clients to encourage them to develop their own net zero plans, which may involve them using carbon credits for offsetting residual emissions for some of their activity, where applicable and in line with science.
Use of carbon credits in our own operations
Our priority as a Group remains focused on reducing our emissions, in a responsible way, before considering the use of carbon credits to offset emissions from our own operations. We have committed to achieve net zero carbon operations by 2030, reducing our direct Scope 1 and 2 emissions by at least 75 per cent (compared to 2018/19 levels). In 2030, we will purchase carbon credits to offset the remainder of our direct emissions. We intend to use certified neutralisation carbon credits from high-quality carbon removal projects.
Metrics and Targets
We have developed several initial metrics to measure our progress against our net zero ambitions and the activities required to achieve them. These include measures related to our financed emissions, sustainable finance and own operations.
We expect these metrics to evolve as we develop additional sector-based ambitions in line with our Net Zero Banking Alliance commitments and further expand our sustainable finance and own operations activity.
Financed emissions ambitions
Banking ambitions
In addition to our ambition to work with customers, government and the market to help reduce the emissions we finance by more than 50% by 2030 on the path to net zero by 2050 or sooner, we joined the NZBA in April 2021 as a founding member.
We are now committed to developing 2030 sector-specific ambitions for the most GHG intensive and GHG emitting sectors within our portfolio that will be key to the transition to a net zero economy and will complement our existing ambition.
We have made good progress to date, having now set 2030 ambitions for four sectors, including power, thermal coal, oil and gas, and motor. We are working to develop additional 2030 sector ambitions in 2022 for our residential mortgages, transportation and automotive activity beyond Retail motor vehicle loans with further ambitions following in 2023. Sector ambitions will be set using up to date science-based decarbonisation scenarios which are aligned with a 1.5°C pathway. Examples include the International Energy Agency (IEA) Net Zero Emissions by 2050 (IEA NZE 2050) scenario and the UK Committee on Climate Change's Balanced Net Zero Pathway scenario. As climate science evolves and scenarios are updated we will review our methodologies and ambitions.

Table 1. Bank sector-based ambitions
2030 sector ambitions
Sector	Financed emissions (MtCO2e)	Physical emissions intensity	Scenario
Power[1,2]	n/a	75gCO2e/kWh	Aligned to government policies
Oil and Gas[2]	3.9 (50% reduction)[3]	n/a	IEA NZE 2050
UK Motor Finance[2]	n/a	Cars – 65gCO2e/km Vans – 85gCO2e/km	CCC Balanced Net Zero Pathway
Thermal coal[2,4]	Full exit from all entities that operate thermal coal facilities by 2030
1Power sector ambition was published prior joining the NZBA and will be updated in 2022, to align with NZBA guidance.
2Additional detail on ambitions is on page 33 (Power and oil and gas) and page 34 (UK Motor) of our 2021 Climate Report.
3Our ambition is reduce the absolute financed emissions from the oil and gas sector by 50% from a 2019 baseline. The 2030 absolute financed emissions value may change if the baseline is updated in future years as better data becomes available.
4This ambition is only applicable to our corporate and institutional clients (clients with a turnover >£100m) and excludes any clients within our SME portfolio that would form part of the supply chain to the Energy and Coal Mining entities. The ambition relating to thermal coal mining excludes commodities trading activities. This ambition is a commitment to exit all entities that operate thermal coal facilities by 2030 and will currently be tracked through lending exposure to the sector as opposed to annual emissions estimates.
Financed emissions baseline and progress
In 2021, we have estimated our financed emissions producing two separate baselines to align to the individual ambitions to reduce our financed emissions as outlined in the Strategy section. The first baseline is for our banking operations, which covers Lloyds Banking Group, excluding Scottish Widows (the Bank). The second is for our Scottish Widows activity which is reported separately. In measuring financed emissions, the Bank and Scottish Widows have both applied the Partnership for Carbon Accounting Financials (PCAF) standard. Additional detail on approach has been included in the Lloyds Banking Group Climate Report 2021.
Methodology and approach
Lloyds Banking Group, including Scottish Widows, has continued to apply the emerging industry-led standard developed by the PCAF in measuring and disclosing our greenhouse gas (GHG) emissions financed by loans and investments. The PCAF is now recognised as the most widely adopted global standard for measuring and accounting for Scope 3 emissions by the financial sector, referred to here and across industry as 'financed emissions'. Where possible, we have adopted the guidance afforded by the PCAF standard across all material asset classes where published methodologies have been made available.

BUSINESS
What emissions are covered?
Our baseline represents Scope 3 financed emissions which is calculated from the Scope 1 and 2 emissions generated from our investments or lending.
Scope 3 (value chain) emissions are also calculated and reported separately for certain sectors, aligning to the PCAF standard phased approach. Scope 3 includes all other indirect GHG emissions of the reporting company not included in Scope 2, and can be broken down into upstream emissions that occur in the supply chain (for example, from production or extraction of purchased materials) and downstream emissions that occur as a consequence of using the organisation‘s products or services. The comparability, coverage, transparency and reliability of Scope 3 data still varies greatly by sector and data source.
Attribution
Aligning to the PCAF standard, we have adopted an attribution factor at a single client or asset class level to measure our share of financed emissions. Where necessary, hierarchies of best-available data and approximations have been used to resolve certain data gaps. We have incorporated additional detail and explanation on the variations to our approach within the individual business sections below.
Data quality score
Where sourcing of emission data by client or by asset type was challenging, adaptations to our approach reflected the hierarchy of options outlined in the PCAF data scoring framework. We used a range of internal and external data sources to determine the Scope 1 and Scope 2 emissions for each asset class and calculated our average data quality scores across all business lines and sectors, using the classification opposite, which can be found in the PCAF methodology.
Evolution of approach
Throughout 2021, we have continued to mature and refine our measurement of financed emissions across the Group. Progress has been made to extend the scope of our emissions baseline, refine our methodologies and improve data quality, recognising there is still more to do. This includes working in partnership with government, industry and policymakers to improve our approach and calculation estimates. Further, we have started to embed our emissions calculation process, governance and controls via a Group-wide financed emissions framework which follows the Group’s three lines of defence model.
Looking ahead
In order to extend the coverage of our baseline, we will continue to develop our calculation approach to consider equity, non-UK mortgages and corporate bonds. We will also review any new PCAF asset class methodologies as they are released to consider applicability to our portfolios. Continued refinement of our emissions baseline is expected as data availability and quality improves in line with industry developments and as methodologies evolve.
Recognising the Bank‘s commercial lending portfolio composition, it is also anticipated that the impact of increased lending to customers as part of the Government supported Bounce Back Loan Scheme and Coronavirus Business Interruption Loan Scheme is likely to have a proportionate increase to our financed emissions reporting from 2020. For future reporting periods, we will consider how best to disclose such lending in our financed emissions reporting.
Extending our scope to calculating more of our clients’ Scope 3 emissions will continue to be monitored in line with the PCAF published timelines, and we will continue to report separately from our Scope 1 and 2 financed emissions.
Furthermore, in light of the regulatory plans to scale up mandatory TCFD-aligned disclosures across a broader range of reporting entities, we expect our emissions calculations to include more reported emissions with a higher PCAF score over time. We also recognise the need to provide support to our consumers and SME clients to help them understand their carbon footprint and how they can reduce it.
Bank financed emissions baseline
Aligned to our commitment to report a consistent, and transparent financed emissions disclosure and following our enhancements to data, methodology and scope, we have recalculated our 2018 baseline estimates as previously stated in our 2020 Annual Report, in addition to calculating our financed emissions for the year ended 2019. These calculations are based on Bank own lending activity and provide an early starting position on our ambition to reduce the emissions we finance by more than 50 per cent by 2030 on the path to net zero by 2050, or sooner.
Bank aggregated emissions is supported by estimates by divisional asset class and are found in the Bank financed emissions table, which is followed by commentary on material design choices, limitations and recognised drivers to changes in our financed emissions. Of specific note, the 2018 baseline re-calculation has formed the foundation of target-setting in accordance with the NZBA commitment made by the Group during 2021.
Scope
Our 2019 balance sheet coverage extends to 71 per cent of the Group’s Balance Sheet Assets, excluding Scottish Widows, and includes all material exposures across our Mortgages, Motor Finance (which includes finance and leasing activity), Business Banking and Commercial Banking portfolios. Cash is represented in our balance sheet coverage as zero emissions, noting the PCAF standard remains silent on treatment. Exclusions to measurement totals 29 per cent, 25 per cent of which are in line with PCAF methodology where no methodologies exist, such as derivatives, sovereign bonds and green bonds. The minimal remaining 4 per cent of the balance sheet is excluded due to existing data gaps which we will look to resolve in 2022.
Aligned to the PCAF requirement to phase in Scope 3 (value chain) emissions from 2021, we have established an approach to include Scope 3 estimated emissions for clients in the oil and gas sector within our financed emissions calculations and have reported these separately in the Bank financed emissions table. The Group's mining exposures have been excluded from Scope 3 reporting reflecting nominal residual exposure.

BUSINESS
Bank financed emissions
We have continued to build appropriate controls into our calculation approach, including:
(i)additional data checks within calculations by first-line business owners;
(ii)enhanced risk oversight of alignment to the PCAF framework on a comply or explain basis, and the calculation methodology and boundaries used for client, asset or sector inclusion; and
(iii)Internal Audit reviews to help identify further enhancements.
As a result of this work, the Bank 2018 baseline has been refreshed reporting an increased position of 28.0MtCO2e, for our assets in-scope, which reflects a 10.3 per cent increase on our 2018 estimate disclosed in our 2020 ESG Report. The recalculation incorporated the positive enhancements made to data quality and availability, and alignment to PCAF methodology outlined in the asset class summaries on page 38. Recognising the progressive nature of emissions data enhancements and ongoing updates to industry standards and guidance, it is expected that further refinement may be necessary, which provides a challenging foundation to our approach to target-setting in line with our NZBA commitment.
Financed emissions for the year ended December 2019 were calculated for the first time and reported a positive reduction in absolute emissions in borrower scope 1 and 2 emissions to 25.0 MtCO2e based on >£490 billion of in-scope assets.
The year-on-year movement equated to a 10.8 per cent reduction in emissions and was largely driven by a combination of client decarbonisation, and lending contraction in certain sectors.
An early estimate of scope 3 emissions was conducted for the Oil and Gas sector, in alignment to the PCAF phased in approach for reporting.
The Oil and Gas portfolio (including Commodity Traders – Energy of the supermajors and excluding Support Services) is estimated to be 7.0 MtCO2e for 2019, and was based on actual reported data, where available, estimated data from S&P Trucost, or through a ratio of company Scope 1 and 2 where there is no other available data. Reported data, especially for the category of "use of sold products", is very sparse and is reflected by a PCAF score of 4.0. It is recognised that we will update our approach as data, standards and methodologies evolve.
Data quality progression
The Bank’s weighted average PCAF data score has moved from 3.9 to 3.8 reflecting improved data sourcing and enhanced consistency in methodology approach. While progress has been made during 2021, the ongoing challenges to data sourcing gaps remain significant particularly in measuring emissions for SME clients, which require an industry-wide shift to address this, and will be required to help inform future NZBA targets.

Table 2. Bank financed emissions
Scope 1 and 2	2019 financed emissions					2018 baseline
PCAF asset class	Financed emissions (MtCO2e)²	Economic emission intensity (tCO2e/£m invested)	Physical emission intensity	PCAF data quality score	Equivalent share of sector or UK total emissions[1,7]	Financed emissions (MtCO2e)²	Economic emissions intensity (tCO2e/£m invested)	Physical emission intensity	PCAF data quality score
UK mortgages[3]	5.6	19	46kgCO2e/m2	3.7	6%	5.9	21	47kgCO2e/m2	3.9
UK Motor Finance[4]	3.1	154	129gCO2e/km (cars) 168gCO2e/km (vans)	2.3	4%	3.2	167	129gCO2e/km (cars) 170gCO2e/km (vans)	2.3
Business Loans
Business Banking[5]	0.3	208	n/a	5.0	<1%	0.4	219	n/a	5.0
Commercial Banking[6]	16.0	151	n/a	4.4	6%	18.5	164	n/a	4.3
Total	25.0			3.8	6%	28.0			3.9
1Represents estimated 5.5 per cent of UK emissions of 454.8MtCO2e by sector reported in 2019 UK Greenhouse Gas Emissions, Final Figures dated 2nd February 2021 by Department for Business, Energy and Industrial Strategy.
2Includes Nil emissions for cash balances which accounts for 8.4 per cent of the Group's balance sheet.
32019 emissions calculation covers 99 per cent of in-scope UK mortgages. Excludes ￡3.4bn of newly acquired assets. Uses EPC emissions estimates for 53 per cent of properties. Where EPCs are unknown, property archetypes are aligned to average emissions intensity of properties in EPC bandings C to G.
42019 emissions calculation covers 87 per cent of motor vehicle loans and operating lease assets in-scope. Excludes assets that do not have a motor, loans for forecourt dealership stock, specialist vehicles and vehicles where mileage is difficult to estimate. Currently does not apply a loan-to-value ratio for emissions.
52019 emissions calculation covers 85 per cent of Business Banking drawn lending balances in scope applying Business Loan asset class. Exclusions include for example Cards, Invoice Discounting, Hire Purchase and Loans which are either out of scope or had no readily available data. Emissions calculations applied tCO2e/assets intensity ratio from UK Government of National Statistics as no client level financial and emissions data is readily available for small business customers across industry.
62019 emissions calculation covers >99 per cent of Commercial Banking drawn lending in scope, applying Business Loan asset class Emissions calculated using granular client level financial and emissions data from S&P, covering 20 per cent of emissions, with remaining 80 per cent applying tCO2e/asset intensity ratio from UK Government Office of National Statistics. Exceptions to Commercial Banking coverage include for example government bonds, green bonds, derivatives and reverse repos which are currently out of PCAF scope.
7UK emissions in 2019 were: 87MtCO2e from cars and vans; c.97MtCO2e from homes, including emissions from both electricity and heating; and 271 MtCO2e from business (excluding emissions from electricity used in residential property). Source: Department for Business, Energy and Industrial Strategy - 2019 UK Greenhouse Gas Emissions, Final Figures.

BUSINESS

Scope 3	2019 baseline
Sector	Financed emissions (MtCO2e)¹	Economic emissions intensity ktCO2e/£m invested	PCAF data quality score
Oil and gas[2]	7.0	4.0	4.0
1Mining excluded from PCAF-aligned scope 3 reporting reflecting nominal residual exposure.
2Oil and gas Scope 3 estimates are based on drawn lending for primary sector clients in extraction, refining, transport via pipeline, including commodities trading arms of supermajor oil and gas clients, and not including support services.
In comparison to reported UK emissions, Bank 2019 emissions represented 5.5 per cent (25.0MtCO2e/454.8MtCO2e) of the UK emissions reported in the 2019 UK Greenhouse Gas Emissions Final Figures dated 2nd Feb 2021 issued by the Department for Business, Energy and Industrial Strategy.
Scottish Widows’ financed emissions baseline
Our investments’ carbon footprint is the principal metric for measuring our investment portfolio’s financed emissions and monitoring progress towards our 2030 and 2050 targets. The footprint is the tonnes of GHG emissions ‘owned’ by the portfolio. This is measured as carbon dioxide equivalents (CO2e) ‘owned’ per £1 million invested.
Baseline
We have selected 2019 to be the baseline year in line with the science-based recommendations of the Intergovernmental Panel on Climate Change (IPCC) and guidance from the Institutional Investors Group on Climate Change (IIGCC). To calculate a reduction of emissions produced by the companies in our investment portfolios, we’ve used the emerging industry standard for calculating financed emissions developed by the PCAF.
To establish emissions data for corporate bonds and equities, we matched our investments against the published emissions data available on those companies from S&P Global Trucost’s data and analytics tool. Trucost provides carbon and environmental data and risk analysis for more than 15,000 companies. There is a lack of published emissions data on loan investments.
Therefore, we adopted an alternative PCAF aligned approach to calculate emissions using estimates from Office for National Statistics (ONS) and Department for Business, Energy & Industrial Strategy (BEIS) sector averages.
Limitations of the PCAF methodology
Due to the nature of the calculations we would expect short-term variation of the carbon intensity number generated by the PCAF standard. In any given year the metric is impacted by a) changes in reported emissions, b) changes in enterprise value and c) our own investment activity.
In the example where equity markets are strong and the value of our investment increases in line with the enterprise value, this would drive a material reduction in carbon intensity even in the absence of any underlying change in the reported emissions of the company in which we are invested. Therefore, acknowledging this is a long-term target, it is important to study the medium-term trend from future reporting.
Baseline measurement
Our baseline represents Scottish Widows’ Scope 3 financed emissions which is calculated from the Scope 1 and 2 emissions generated from our investment or lending.
Total assets under management includes:
•Policyholder: unitised and with-profit fund assets held in life and pension funds of Scottish Widows Limited (SWL) and Scottish Widows Europe (SWE); mutual funds managed by Scottish Widows Unit Trust Managers Limited (SWUTM) and HBOS Investment Fund Managers Limited (HIFML); and the workplace savings business of Scottish Widows Administration Services Limited (SWAS). In-scope assets include investment funds structured as insurance contracts. Assets under administration for customers of Schroders Personal Wealth (SPW) and Halifax Share Dealing Limited (HSDL) are not included
•Shareholder: assets held by Scottish Widows Limited (SWL) and Scottish Widows Europe (SWE) backing annuities and non-unitised liabilities. Investment balances in other Scottish Widows group companies including the General Insurance business
•Policyholder and shareholder investments are governed by the Responsible Investment and Stewardship Framework, Stewardship Policy and Exclusions Policy, while the direct lending part of Shareholder investments are also covered by Lloyds Banking Group External Sector Statements.

Table 3. Scottish Widows' Scope 3 financed emissions
2019	Total assets under management (AUM) £bn	AUM in-scope according to PCAF methodology £bn	In-scope AUM for which emissions data is available %	Estimated total MtCO2e (Scope 1 & 2 emissions, for investments where data is available)	Emissions per £1m invested (where data is available) (tCO2/£m invested)	PCAF data quality score
Policyholder	143.1	126.7	76%	11.0	116.6	2.1
Shareholder	26.7	17.8	81%	1.5	112.3	3.7
Total	169.8	144.5	77%	12.5	116.1	2.3

BUSINESS

Table 4. Scottish Widows' financed emissions by PCAF methodology
Policyholder
PCAF methodology applied	Emissions data	£bn	% of reported portfolio	Financed emissions MtCO2e	Emissions per £1m invested	PCAF data quality score
5.1 Listed equity and corporate bonds	Reported emissions	96.6	100%	11.0	116.6	2.1
Total		96.6	100%	11.0	116.6	2.1
Shareholder
5.1 Listed equity and corporate bonds	Reported emissions	7.0	49%	0.5	76.7	2.1
5.2 Business loans and unlisted equity	Economic activity based	5.1	35%	0.4	82.6	5.0
5.3 Project finance	Economic activity based	2.3	16%	0.6	257.2	5.0
Total		14.4	100%	1.5	112.3	3.7
Total Shareholder and Policyholder
5.1 Listed equity and corporate bonds	Reported emissions	103.6	93%	11.5	114.2	2.1
5.2 Business loans and unlisted equity	Economic activity based	5.1	5%	0.4	82.6	5.0
5.3 Project finance	Economic activity based	2.3	2%	0.6	257.2	5.0
Total		111.0	100%	12.5	116.1	2.3
Notes on tables
•Only asset types where a PCAF-aligned methodology exists, and which we have access to the data required to meet the PCAF standard, have been included within the above emissions baseline
•For listed equities and corporate bonds, we have followed PCAF methodology 5.1 'Listed equity and corporate bonds' to calculate emissions
•For emissions data associated with loan investments we have followed PCAF methodology 5.2 'Business loans and unlisted equity'. The exception to this is our infrastructure loans where PCAF methodology 5.3 “Project Finance” has been followed
•There are some assets where, despite a PCAF methodology being available, we do not currently have access to the data to meet the PCAF standard
•Emissions per £1 million invested has been calculated with reference to Equity market values and Bond nominal values, in line with PCAF methodology
•We have excluded our Commercial Real Estate (CRE) and Equity Release Mortgage loan investments from the calculations until we have sourced the asset-specific emissions data required to meet the current PCAF-aligned methodology. CRE loans are included in the Bank's published financed emissions
Where there is no current PCAF methodology for calculating emissions those asset types have been excluded from the scope of the baseline at this time. Asset types excluded on this basis are government bonds, derivatives, and cash. Collateralised securities (securitised loans) are also excluded on this basis unless data on the underlying loan portfolio is available enabling an alternative PCAF methodology to be followed.

Table 5. Assets not in scope for PCAF methodology 2019
	Policyholder £bn	Shareholder £bn	Total £bn
Collateralised securities	1.0	0.9	1.9
Derivatives	(0.5)	1.2	0.7
Government bonds	12.2	5.9	18.1
Cash	3.7	0.9	4.6
Total	16.4	8.9	25.3

BUSINESS
Scope 3 emissions
When it comes to Scope 3 of the companies we invest in, at this time we do not feel the data is robust enough or has wide enough coverage for us to be able to set targets using it. We will continue to monitor the developments in data quality and will consider extending our portfolio targets to cover Scope 3 of our underlying holdings when there is market consensus on the appropriateness of available data.

Table 6. 2019 Scope 3 emissions
	Total Assets Under Management (AUM) £bn	Estimated total MtCO2e (Scope 3 emissions, for investments where data is available)	Data Quality Score
Policyholder
Oil and Gas	6.8	26.0	2.7
Mining	3.5	14.5	2.9
Total	10.3	40.5	2.7
Shareholder
Oil and Gas	0.1	0.3	3.1
Mining	0.1	0.4	3.0
Total	0.2	0.7	3.0
Policyholder and Shareholder Total
Oil and Gas	6.9	26.3	2.7
Mining	3.6	14.9	2.9
Total	10.5	41.2	2.7
Sustainable Finance
Commercial Banking
£15 billion - Sustainable financing for corporate and institutional clients by 2024
With the support of our Sustainability and ESG Financing team, created in 2021, we will help clients with an increasing volume of Sustainability and ESG-linked loan transactions, underpinned by our range of sustainable finance tools and propositions. The £15 billion ambition by 2024 will include:
•Green use of proceeds - funding that can support a broad range of investments in sustainable business, including our Clean Growth Finance Initiative (CGFI), Real Estate & Housing green lending initiative, and renewables funding including refinance and acquisitions.
•Sustainability and ESG Linked Loans - general corporate purpose lending where a margin ratchet is linked to achievement of ambitious, pre agreed company level ESG sustainability performance targets (SPT's).
•Green, ESG, Transition, and Social bonds - which have a defined use of proceeds aligned to one or more of these activities.
•Sustainability linked bond facilitation - where bond proceeds are for general corporate purposes, and the coupon increases if specific Key Performance Indicators ("KPI's") are not met.
Retail
£8 billion – Financing for electric vehicles and plug-in hybrid electric vehicles by 20241
We will enhance our transport offering with more flexible finance solutions, expanded manufacturer partnerships and services. We will also extend digital channels to include new direct to consumer leasing and financing solutions for EV charge points to meet emerging customer needs.
£10 billion – Green mortgage lending by 20242
As the largest UK mortgage lender, we will continue our commitment to supporting customers grow their understanding of home energy efficiency, as well as providing innovative products that drive greater customer consideration for energy efficiency when purchasing their homes.
1Includes new lending advances for Black Horse and operating lease for Lex Autolease (gross);includes cars and vans.
2New mortgage lending on new and existing residential property that meets an Energy Performance Certificate (EPC) rating of B or higher.
Scottish Widows
We estimate we’ll make discretionary investment of £20–25 billion into climate-aware investment strategies by 2025, with at least £1 billion invested in climate solutions investments.
We’re working closely with our core strategic fund management partners to develop and refine a range of funds that have a bias towards investing in companies that are adapting their businesses to be less carbon-intensive and/or developing climate solutions. We’ll invest in climate solutions investments either within these strategies or other funds. To define climate solution investments, we look at company revenue associated with activities such as alternative energy, energy efficiency, green building, sustainable agriculture, sustainable water and pollution prevention. We use MSCI Environmental Impact Revenue data to help with this classification.

BUSINESS
Own Operations
Our own environmental footprint
Since 2020, we have been tracking against three operational climate pledges, which were announced early in 2021. They are designed to accelerate our plan to tackle climate change and apply across our own operations.
Net zero and operational climate pledges
•We will achieve net zero carbon operations by 2030. We plan to reduce our direct emissions (known as Scope 1 and 2 emissions) by at least 75 per cent (compared to 2018/19 levels)
•We will maintain travel carbon emissions below 50 per cent of pre-COVID-19 (2018/19) levels, embedding for the long-term the reduced levels of commuting and business travel seen during the pandemic and supporting colleagues to switch to low carbon transport
•We will reduce our total energy consumption by 50 per cent by 2030 (compared to 2018/19). While we already procure 100 per cent renewable electricity, it remains crucial that we reduce the amount of power we consume to support the UK in meeting an increasing demand for renewable energy
Achieving these goals will not be easy, and we will need to invest in our buildings over the next decade, supporting the UK in the transition towards a greener future. We will continue to deploy energy efficient technology including LED lighting and improved building controls. We will remove all use of natural gas from our estate, replacing gas boilers with low carbon heating technologies and create more sustainable branches in communities across the UK. Many of the technologies we will need to use are still new and we will work closely with our partners and supply chain to innovate.
We proudly remained Carbon Trust Standard certification holders for carbon reduction for the twelfth year in a row. We are also members of the UK Green Buildings Council and we have recently renewed our commitment to the World Green Building Council Net Zero Carbon Buildings Commitment to include the new embodied carbon reduction requirement for new build and major refurbishment by 2030. This renewed commitment, along with those we’ve already made by joining The Climate Group’s campaigns on renewable electricity (RE100), energy productivity (EP100) and electric vehicles (EV100), underpins our new climate pledges.
Additional operational sustainability and environmental ambitions
We also have broader environmental ambitions for our own operations, which focus on reducing waste and improving water efficiency, which include:
•Reduce our operational waste by 80% by 2025, from a 2014/15 baseline
•Reduce water consumption by 40% by 2030, from a 2009 baseline
We also achieved certification to the Carbon Trust Standard for Waste for the first time in 2021. The standard recognises organisations that follow best practice in measuring, managing, and reducing their waste impact.
Further information on operational carbon and sustainability performance can be located in our Lloyds Banking Group ESG Report 2021.
Scope 1, 2 and 3 emissions reporting for own operations
The Group has reported greenhouse gas emissions and environmental performance since 2009, and since 2013 this has been reported in line with the requirements of the Companies Act 2006 and its applicable regulations and the Large and Medium Sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended) (i.e. Streamlined Energy and Carbon Reporting (`SECR').
Our total emissions, in tonnes of CO2 equivalent, are reported in the table 7 below.
Methodology
The Group follows the principles of the GHG Protocol Corporate Accounting and Reporting Standard to calculate Scope 1, 2 and 3 emissions from our worldwide operations. The reporting period is 1 October 2020 to 30 September 2021, which is different to that of our Directors’ report (January to December 2021). This is in line with the regulations in that most of the emissions reporting year falls within the period of the Directors’ Report. Emissions are reported based on the operational control approach.
Reported Scope 1 emissions are those generated from gas and oil used in buildings, emissions from fuels used in UK company owned vehicles used for business travel and fugitive emissions from the use of air conditioning and chiller/refrigerant plants.
Reported Scope 2 emissions are generated from the use of electricity and are calculated using both the location and market-based methodologies.
Reported Scope 3 emissions relate to business travel and commuting undertaken by colleagues, emissions from colleagues working from home, operational waste and the extraction and distribution of each of our energy sources – electricity, gas and oil.

Table 7. Intensity ratio*
Legacy Scope	Oct20- Sep21	Oct19- Sep20	Oct18- Sep19
GHG emissions (CO2e) per £m of underlying income (Location Based)[1]	11.6	13.5	15.8
GHG emissions (CO2e) per £m of underlying income (Market Based)[1]	7.3	7.8	9.9
1Intensities have been restated for 2018–2019 and 2019–2020 to reflect changes to emissions data only, replacing estimated data with actuals; underlying income figures for those years have not changed. Scope 3 emissions include elements within the Group's own operations including emissions for waste, colleague commuting and business travel (including taxis, tube, well to tank emissions of business travel and hotels). Additionally, October 19–September 20 and October 20-September 21 Scope 3 figures include an allowance for emissions from homeworkers not previously accounted for, owing to the significant increase in materiality year-on-year due to the impacts of COVID-19. Previous years have not been restated.
*Underlying income has been selected as the most accurate representation of value add in terms of measuring intensity ratio by the Group

BUSINESS
This year, our overall location-based carbon emissions were 188,806 tonnes CO2e; an 8.5 per cent since decrease since 2019/20. We have seen a continued reduction in our carbon emissions this reporting year, mainly driven by the impact of coronavirus on our operations. A large proportion of our colleagues continued to work from home in 2021 in line with travel restrictions and advice, which has led to a considerable reduction in both scope 1 and 3 business travel numbers reported.
Group energy consumption, electricity and gas, has also reduced mainly due to the impact of this operational shift. However, most of our buildings have still been operational and subject to our continued energy management and optimisation programme. Throughout winter months we have seen a small increase in our gas consumption due to additional fresh air requirements in our operational buildings. Overall, we have seen building energy consumption and associated carbon emissions reduced.
Since January 2019, our scope 2 market-based emissions figure is zero tCO2e, as we have procured renewable electricity mainly through our PPA and Green Tariff, and renewable certificates equal to the remainder to make up the total electricity consumption in each of the markets we operate.
Omissions
Emissions associated with joint ventures and investments are not included in this disclosure as they fall outside the scope of our operational boundary. The Group does not have any emissions associated with imported heat, steam or imported cooling and is not aware of any other material sources of omissions from our reporting.

Table 8. Carbon Emissions (tonnes CO2e)
	Oct20- Sep21	Oct19- Sep20	Oct18- Sep19
Total CO2e (market-based)	118,057	119,878	180,002
Total CO2e (location-based)	188,806	206,236	286,363
Total Scope 1 & 2 (location-based)	108,401	125,387	154,917
– Of Which UK Scope 1 & 2 (location-based)	108,084	124,708	152,546
Total Scope 1 & 2 (market-based)	37,653	39,029	48,556
– Of Which UK Scope 1 & 2 (market-based)	37,336	38,728	47,872
Total Scope 1	37,653	39,029	48,171
Total Scope 2 (market-based)	—	—	385
Total Scope 2 (location-based)	70,748	86,358	106,745
Total Scope 3	80,404	80,849	131,446

Global Energy Use (kWhs)	Oct20- Sep21	Oct19- Sep20[1]	Oct18- Sep19[1]
Total Global Energy Use	474,364,203	517,459,510	589,853,483
– Of Which UK Energy Use	469,425,422	512,208,678	583,662,870
Total Building Energy	468,594,150	497,144,236	550,290,468
Total Company Owned Vehicle Energy	2,796,073	14,436,436	29,987,906
Total Grey Fleet Vehicle Energy[2]	2,973,980	5,878,838	9,575,109
1Restated 2018/2019 and 2019/20 emissions data to improve the accuracy of reporting, using actual data to replace estimates.
2Grey fleet refers to colleague and hired road vehicles being used for a business purpose. Emissions in tonnes CO2e in line with the c (2004). We are reporting to the revised Scope 2 guidance, disclosing a market-based figure in addition to the location-based figure. The methodology to derive reported Scope 1, 2 and 3 emissions is provided in the Lloyds Banking Group Reporting Criteria statement.
Scope 1 emissions are emissions from activities for which the Group is responsible, including mobile and stationary combustion of fuel & operation of facilities.
Scope 2 emissions are emissions from the purchase of electricity, heat, steam, or cooling by the Group for its own use and have been calculated in accordance with GHG Protocol guidelines, in both location and market-based methodologies.
Scope 3 emissions include elements within the Group's own operations such as emissions from waste, colleague commuting and business travel (including taxis, tube, well to tank emissions of business travel and hotels).

BUSINESS
Energy efficiency
While COVID-19 has had an impact on our energy performance year on year, we have also seen consumption reduction driven by our continued energy efficiency initiatives. This workstream includes an energy optimisation programme that implements onsite optimisation and strategic alterations of Building Management System (BMS) and controls systems to match the run hours of plant to core operating hours and ensures temperature settings are aligned with Group comfort guidelines. In 2021, 45 deep-dives, 80 onsite optimisations, 9 remote optimisations and 531 bank holiday programming were completed, which resulted in a 101.5 GWh saving. We have also run a programme of LED lighting upgrades throughout our estate, leading to an estimated 1,280 MWh electricity saving.
Governance
Given the strategic importance of our sustainability ambitions and commitment in managing the impacts arising from climate change, our governance structure provides clear oversight and ownership of the Group’s environmental sustainability strategy and management of climate risk.

Our governance structure

Lloyds Banking Group Board
Environmental sustainability strategy
Climate risk
Responsible Business Committee
Board level
Board Risk Committee
Group Executive Committee
Group Risk Committee
Executive level
Group Net Zero Committee
Climate Risk Executive Forum
(not formal governance)

Further information with respect to entity governance and executive oversight can be located in the Lloyds Banking Group Climate Report 2021.
Managing climate risks
The Group defines climate risk as, ‘the risk that the Group experiences losses and/or reputational damage as a result of climate change, either directly or through our customers’. These may be realised from physical weather events, the impacts of the transition to net zero or as a consequence of the Group's response to managing this transition.
The Group’s response to managing climate risk affects many different stakeholder groups, including: our customers; colleagues; suppliers; regulators and policymakers; investors and NGOs and wider society. Our response will have a long-term bearing on these stakeholders and the Group’s business model.
Climate risk is considered a principal risk within the Group’s Enterprise Risk Management Framework (ERMF), reflecting its importance and the focus required. This ensures a consistent approach to embedding the consideration of climate risk in the Group’s activities, while also enhancing Board-level insight.
Climate risk also impacts many of the financial and non-financial risks the Group faces. Therefore, the Group has also taken steps to build and embed the consideration of climate-related risks throughout our ERMF to ensure comprehensive consideration across our business activities.
The Group and the wider industry continue to develop both the understanding and capabilities for managing climate risk, therefore, the Group’s approach will evolve significantly in the coming years.

BUSINESS
In addition to the risks already facing the Group, new risks will continue to emerge as a consequence of the transition to net zero. Further information on the emerging risks facing the Group, including those relating to climate change, can be found in the Risk overview section of this document.
Embedding climate risk management
In 2021, the Group established the Group Climate Risk Policy to provide an overarching framework for managing climate risks and opportunities. The policy is structured around seven principles, setting out clear requirements to help meet the Group’s ambitions relating to climate change, the TCFD recommendations and relevant regulatory expectations.
The policy is intended to support appropriate consideration of climate risks and opportunities across key activities. However, it also recognises that understanding of and capability for managing climate risk will continue to evolve. As such, some areas of the policy cannot currently be fully embedded at this time, with ongoing activity to implement these expectations continuing into 2022.
Principle 1
The Group will ensure climate risk is fully embedded through effective policies, procedures, processes, systems and controls.
Principle 2
The Group will identify and assess potential climate risks and opportunities, including how these could impact on the Group’s strategy, external commitments, operating model and customer journeys.
Principle 3
The Group will embed appropriate scenario analysis capabilities to support its understanding and proactive management of climate risk and opportunities.
Principle 4
The Group’s strategy will consider climate risks and opportunities to support our customers and meet our strategic objectives.
Principle 5
The Group will set an appropriate risk appetite for climate risk against which it will operate.
Principle 6
The Group’s governance structure will provide oversight of climate risk impacts, effective decision-making and timely escalation to senior management.
Principle 7
The Group’s reporting will support monitoring and management of climate risks as well as the Group’s relevant strategic commitments, alongside appropriate disclosures to inform our external stakeholders.
We have incorporated the consideration of climate risk into a number of key processes to ensure suitable Board-level visibility.
•Climate risk is included as part of regular risk reporting to the Board. This is currently focused on a qualitative assessment against external expectations and the Group's external commitments. This is supported by monitoring relevant information to track key climate risks throughout the Group. Although this remains in its infancy, reporting will continue to be enhanced as understanding and capabilities improve.
•A Board approved Risk Appetite Statement for climate risk is in place, supported by an initial metric to ensure the Group continues to progress activities at pace. We are developing our approach to setting further quantitative and qualitative risk appetite metrics as our capabilities evolve, including appropriate consideration across our sub-groups.
•The Group’s 2021 financial planning process captured an initial consideration of the Group’s key climate risks and opportunities. We also piloted forecasting approaches to provide a high-level view of the Group’s lending financed emissions out to 2030. Both these areas are expected to evolve for future planning cycles, to ensure climate-related consideration is fully embedded.
•We have considered and included commentary on climate-related risks as part of our annual Individual Capital Adequacy Assessment Process (ICAAP). We have used expert judgement to assess the financial impacts for key risk types that are sensitive to climate change, under a number of different climate scenarios. We will enhance our approach further as our scenario analysis capabilities develop.
Key climate risks across the Group’s risk taxonomy
We have mapped how examples of the Group's key risks from climate change impact across the different risk types within the Group’s risk taxonomy.
While the majority of the Group’s principal risks are impacted in different ways, we have focused on the impact for the most material risk types, outlined in the table below.
These examples are useful to understand some of the key risks for the Group across its risk taxonomy; however, this is not an exhaustive view of all the potential climate risks across the Group’s other principal risks.

BUSINESS

Table 9. Examples of climate change impacts across other principal risks
Key risk types impacted	Driver	Examples of key risks for Lloyds Banking Group
Strategic	Reputation	•Failure to deliver or sufficiently drive change through the Group’s net zero strategy, relating to its financed activities and own operations
Credit	Policy & Legal Technology Market Reputation Physical (Acute / Chronic)
•Impacts from new and existing government policies, for example, around energy efficiency standards or the transition to electric vehicles
•New technology and availability of electric vehicles reduce valuation of existing vehicles
•Unproven new technologies required across other sectors in order to reduce emissions
•Reduction in asset and company valuations reflecting changes in customer demand, impacting the Group’s lending
•Increased costs from sustainable materials for Commercial Banking customers
•Adverse coverage of the Group’s exposure to high emissions sectors
•Flood damage to properties or coastal erosion, impacting our Retail Mortgage business or Commercial Real Estate portfolio
•Reduced production for Commercial Banking customers as result of higher temperatures and/or changing weather patterns, for example, lower food or crop yields

Market	Market Physical (Chronic)
•Reduction in asset and company valuations reflecting changes in customer demand, impacting the Group’s markets/trading business, investments and equities
•Changes in longevity of the Group’s pension scheme members

Insurance underwriting	Physical (Acute / Chronic)	•Potential for increased levels of General Insurance claims due to damage to property caused by changes to weather patterns and climate (e.g. flood, storm, coastal erosion)
Conduct	Reputation Policy & Legal
•Conduct risk implications from the Group’s role in the transition, including potential impacts on mortgage customers, specific sectors, insurance and investment products
•The Group’s climate-related disclosures are considered to be either insufficient or misleading, including potential 'greenwashing’ in product communications

Operational resilience	Physical (Acute)	•Damage to properties and systems within the Group estate, resulting in disruption to the Group’s services to customers •Disruption to services provided by the Group’s suppliers
Regulatory and legal	Policy & Legal
•The Group’s climate-related disclosures are considered to be either insufficient or misleading, including potential 'greenwashing’ in product communications
•Evolving regulatory standards for the Group’s operations

We are continuing to integrate consideration of climate risk as part of activity and processes for managing other principal risks in our enterprise Risk Management Framework. This has focused on the most material risks impacting the Group. We have refined our analysis of lending to customers in sectors with increased climate risk, and over 2020 and 2021, we have completed sector deep dives.
Lending to customers in sectors with increased climate risk
We have refined our analysis of the sectors where we have lending to customers that may likely contribute a higher share of the Group's financed emissions. Not all customers in these sectors have high emissions or are exposed to significant transition risks. We continue to enhance and refine this work at both counterparty and sector level, considering both risks and opportunities as we look to support our customers’ responses to climate change.

BUSINESS

Table 10. Lending to customers in sectors with increased climate risk[1]
Commercial Banking Sectors[5]		Total utilisation of Commercial Banking customers (£m)[2]		Total limits of Commercial Banking customers (£m)[2]		Percentage of total Group loans and advances to customer[3]		Weighted Average Maturity (No. Months)[4]
		Dec 2021	Dec 2020	Dec 2021	Dec 2020	Dec 2021	Dec 2020	Dec 2021	Dec 2020
Energy Use in Buildings	Real Estate	17,711	19,461	22,218	24,875	3.5%	3.9%	57	62
	Social Housing	5,538	5,966	10,556	11,137	1.1%	1.2%	84	91
Agriculture[6]	Agriculture	7,526	7,429	8,074	8,012	1.5%	1.5%	101	103
	Forestry	10	10	15	16	—%	—%	67	65
	Fishing	31	26	50	50	—%	—%	59	49
Transportation	Passenger Transport	1,231	1,135	2,216	2,264	0.2%	0.2%	41	47
	Industrial Transport	1,058	1,374	2,297	2,507	0.2%	0.3%	42	46
	Automotives[7]	1,007	1,485	5,452	6,315	0.2%	0.3%	26	25
Energy Use in Industry[8]	Housebuilders	655	870	2,872	3,023	0.1%	0.2%	28	28
	Cement, Construction Materials, Chemicals & Steel Manufacture	279	317	814	1,098	0.1%	0.1%	27	25
	General Manufacturing	1,167	1,300	3,745	4,329	0.2%	0.3%	35	33
	Food Manufacturing and Wholesalers	762	1,002	2,802	3,069	0.2%	0.2%	18	22
	Other Construction[9]	921	1,052	2,094	2,457	0.2%	0.2%	35	37
Energy Supply[8]	Oil & Gas~~10~~	987	1,099	2,520	3,815	0.2%	0.2%	39	35
	Utilities	1,791	900	4,372	3,820	0.4%	0.2%	74	76
	Coal Mining	<1	8	<1	22	<0.1%	<0.1%	3	7
	Total	40,674	43,434	70,097	76,809	8.1%	8.6%	—	—

		Loans and advances to Retail customers (£m)		Undrawn loans and advances to Retail customers (£m)		Percentage of total Group loans and advances to customers[3]		Weighted Average Maturity (No. Months)[10]
Retail Division areas		Dec 2021	Dec 2020	Dec 2021	Dec 2020	Dec 2021	Dec 2020	Dec 2021	Dec 2020
	UK Mortgages	308,344	294,806	17,151	19,456	61.2%	58.4%	232	224
	UK Motor Finance	14,276	15,201	1,985	1,660	2.8%	3.0%	28	28
	Business Banking[11]	3,804	4,281	—	—	0.8%	0.8%	73	74
	Total	326,424	314,288	19,136	21,116	64.8%	62.3%	—	—
1Commercial Banking and Retail divisions only. Excludes Insurance & Wealth division.
2Commercial Banking division only, excludes Commercial Finance. All values are gross of significant risk transfers. 2020 restated on a consistent basis with 2021.
3Percentages calculated using total Group loans and advances to customers on a statutory basis, before allowance for impairment losses (£503,608 million at 31 December 2021, £504,603 million at 31 December 2020).
4Weighted average maturity calculated using total limits in Commercial Banking and loans and advances in Retail.
5Commercial lending classified using Office for National Statistics. Standard Industrial Classification (SIC) codes at legal entity level.
6Agriculture total utilisation includes Agricultural Mortgage Corporation (AMC) based on loans and advances to customers (2021: £4,246 million, 2020: £4,186 million). AMC total limits aligned to total utilisation.
7Includes automotive manufacture, retail and wholesale trade, rentals and parts but excludes finance captives and securitisations.
8Certain SIC codes have been removed from the table in 2021 to better represent the activities in the descriptions; Architectural, planning and consulting from Other construction, Water and sewerage from Utilities and Wholesaling activities from Food manufacturing.
9Construction excludes 41100 Development of building projects (included within Real estate) and 41202 Construction of domestic buildings (reported separately as Housebuilders).
10Excludes commodity traders.
11Sectors with increased climate risk only, as seen in Commercial Banking above. Undrawn loans and advances excluded.

BUSINESS
Sector reviews
We are committed to supporting the UK Government's vision of a sustainable low carbon future, so in line with our purpose of Helping Britain Prosper we have undertaken an analysis of how the Group’s principal risks are impacted by climate change.
As detailed in the table 10, we have identified sectors where we have lending to customers that are likely to be higher carbon emitters or be exposed to higher levels of physical or transition risks and continue to enhance and refine this work at both counterparty and sector level, considering both risks and opportunities as we look to support our customers’ responses to climate change.
Across 2020 and 2021, we completed bespoke deep dives into each of these sectors which has been supported by external third-party consultants and sector experts. A summary of the sectors identified and the progress achieved to date is detailed in the Lloyds Banking Group Climate Report 2021.
The follow-up actions as a result of these sector deep dives are to:
•Develop sector business cases to identify and implement levers and opportunities, including any required changes to strategy
•Identify any implications on credit risk appetite and policies by sector
•Continue to improve Group financed emissions calculations by sector
•Define business strategy by sector, including targets and metrics
•Continue to embed climate risk into all sector reviews, including sectors not prioritised in this exercise, in 2022
Climate Scenario Analysis
As the understanding and importance of climate risk progresses, climate scenario analysis is becoming an increasingly important risk management tool assisting the identification, measurement and ongoing assessment of climate risks that pose threats to Lloyds Banking Group’s strategic objectives.
In a first generation exercise, the Group analysed the impact of three scenarios on a sample of the balance sheet compromising credit portfolios in Commercial Banking, Retail Mortgage and Motor businesses prior to the wider Climate Biennial Exploratory Scenario (CBES) exercise undertaken for the Bank of England. The Group ran workshops with subject matter experts providing an assessment of the scenario analysis results. This helped to advance the understanding of the risks and financial implications in different sectors and business areas resulting from climate change, as well as suggesting what potential management actions might be required under the different scenarios.
Climate scenario analysis is a fast-evolving discipline, requiring new skills and capabilities to be established with appropriate levels of governance. Participating in the Bank of England’s CBES exercise enabled the Group to explore the resilience of its credit portfolios under three different climate scenarios (early policy action, late policy action, no additional policy action) over the next 30 years to 2050. The CBES exercise was intended to be a learning exercise and the Group took away key learnings. These, along with further details on Climate Scenario Analysis, are described in the Lloyds Banking Group Climate Report 2021.
Looking Forward
The Group has made good progress in further incorporating climate change into the Group strategy and business operations as well as prioritising the areas of our businesses where we see the greatest opportunity to support and accelerate the transition to a low carbon economy.
We are enhancing our disclosures with our inaugural standalone Climate Report and have published key sector ambitions for high-emissions and fossil fuel sectors, committing to a full phase-out from thermal coal.
In 2022, we will continue to develop propositions and tools for our customers to help them reduce their emissions, while further advancing our work on reducing our own operational and supply chain emissions.
We will also look to report additional sector ambitions in 2022 for parts of our remaining carbon-intensive sectors, including residential mortgages, transportation and automotive activity beyond Retail (Motor). In addition, we will be developing further ambitions and a transition plan in accordance with the timelines stipulated by the NZBA.
Given this progress and the evolving best practice for climate votes, we do not intend at present to bring a climate vote to the 2022 AGM. We will continue to consider a vote on a year-by-year basis.
Managing the risk from climate change remains a key priority for the Group. We expect to enhance our capabilities by leveraging the learnings from our participation in the Bank of England’s Climate Biennial Exploratory Scenario and undertaking further climate scenario analysis in 2022. This will allow us to better understand the resilience of the Group's business model to climate risks.
We will continue to develop our assessment of the sectors at increased risk from climate change or the transition to net zero, and augment our climate related policies as our capabilities strengthen. Focused Board level reviews will consider how our strategy and credit portfolios will evolve as we transition to net zero, including the further development of our risk management capabilities.
Continued embedding of climate risk is essential for the Group to achieve our strategy in transitioning to net zero. Our understanding of climate-related risks and opportunities continues to develop and our strategy and risk management activities will evolve accordingly in order to best respond.
LEGAL ACTIONS AND REGULATORY MATTERS
During the ordinary course of business the Group is subject to threatened or actual legal proceedings and regulatory reviews and investigations both in the UK and overseas. Further discussion on the Group's regulatory and legal provisions is set out in note 29 to the financial statements and on its contingent liabilities relating to other legal actions and regulatory matters is set out in note 39 to the financial statements.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY
Critical accounting judgements and key sources of estimation uncertainty are discussed in note 3 to the financial statements.
FUTURE ACCOUNTING DEVELOPMENTS
Future developments in relation to the Lloyds Bank Group’s IFRS reporting are discussed in note 46 to the financial statements.
RESULTS OF OPERATIONS – 2021 AND 2020
INCOME STATEMENT COMMENTARY

	2021	2020
	£m	£m
Net interest income	11,036	10,770
Other income	3,637	3,815
Total income	14,673	14,585
Operating expenses	(10,206)	(9,196)
Impairment credit (charge)	1,318	(4,060)
Profit before tax	5,785	1,329
Tax (expense) credit	(583)	137
Profit for the year	5,202	1,466

Profit attributable to ordinary shareholders	4,826	1,023
Profit attributable to other equity holders	344	417
Profit attributable to equity holders	5,170	1,440
Profit attributable to non-controlling interests	32	26
Profit for the year	5,202	1,466
During the year ended 31 December 2021, the Lloyds Bank Group recorded a profit before tax of £5,785 million, an increase of £4,456 million compared with £1,329 million in 2020; the increase reflected, in particular, the improved economic outlook for the UK in 2021. The Lloyds Bank Group profit before tax for the year ended 31 December 2021 included a profit before tax of £5,024 million from its Retail division and a profit before tax of £1,536 million from its Commercial Banking division.
Total income increased by £88 million, or 1 per cent, to £14,673 million in 2021 compared with £14,585 million in 2020, reflecting an increase of £266 million in net interest income partly offset by a decrease of £178 million in other income.
Net interest income was £11,036 million in 2021, an increase of £266 million, or 2 per cent compared to £10,770 million in 2020. Average interest earning assets increased by £2,762 million to £576,276 million in 2021 compared to £573,514 million in 2020 as growth in new mortgage lending was offset by lower balances in the closed mortgage book, credit cards and motor finance, as well as the continued optimisation of the Corporate and Institutional book within Commercial Banking. The net interest margin increased as the benefit of lower funding costs more than offset the impact of a change in asset mix.
Other income was £178 million, or 5 per cent, lower at £3,637 million in 2021 compared to £3,815 million in 2020.
Net trading income was £365 million lower at £385 million in 2021 compared with £750 million in 2020, reflecting the change in fair value of interest rate derivatives and foreign exchange contracts in the banking book not mitigated through hedge accounting. Other operating income was £51 million, or 2 per cent, lower at £1,999 million in 2021 compared to £2,050 million in 2020, reflecting lower levels of operating lease rental income, as a result of a reduction in the Lex vehicle fleet size, and reduced gains on disposal of financial assets at fair value through other comprehensive income, partly offset by increases in the level of cost recharges to other Lloyds Banking Group entities. Fee and commission income was £271 million, or 14 per cent, higher at £2,195 million compared to £1,924 million in 2020 as a result of increases across most fee categories as customer activity increased and the economy improved. Fee and commission expense increased by £33 million, or 4 per cent, to £942 million compared with £909 million in 2020, as a consequence of increased customer activity.
Operating expenses increased by £1,010 million, or 11 per cent to £10,206 million in 2021 compared with £9,196 million in 2020 primarily reflecting higher charges for regulatory and legal provisions (see below). Staff costs were £77 million, or 2 per cent, higher at £3,692 million in 2021 compared with £3,615 million in 2020; as the impact of staff reductions and lower levels of redundancy costs has been offset by higher bonus accruals following the recovery in the Group's profitability. Premises and equipment costs were £210 million lower at £215 million in 2021 compared with £425 million in 2020, reflecting higher gains on disposal of operating lease assets at the end of the contract term and gains on disposal of Group premises. Other expenses were £1,040 million, or 42 per cent, higher at £3,522 million in 2021 compared with £2,482 million in 2020, driven by the increase in charges for regulatory and legal provisions and higher communications and data processing costs as the Group develops and maintains its information technology infrastructure. Depreciation and amortisation costs were £107 million, or 4 per cent, higher at £2,777 million in 2021 compared to £2,670 million in 2020, in part reflecting a software asset write-off as a result of investment in new technology and systems infrastructure.
The Group incurred a regulatory and legal provisions charge in operating expenses of £1,177 million in 2021 compared to £414 million in 2020. The charge in 2021 includes the costs in relation to HBOS Reading and litigation costs and redress and operational costs in respect of litigation and other ongoing legacy programmes. During 2021, £790 million has been recognised in relation to HBOS Reading estimated future awards and operational costs, of which £600 million was recognised in the fourth quarter. This reflects the Group's estimate of its full liability and includes the expected future cost in relation to the independent Foskett Panel re-review, operational costs in relation to Dame Linda Dobbs' review which is considering whether the issues relating to HBOS Reading were investigated and appropriately reported by the Group during the period January 2009 to January 2017 and other programme costs. The final outcome could be significantly different once the re-review is concluded.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Impairment improved by £5,378 million to a credit of £1,318 million in 2021 compared with a charge of £4,060 million in 2020, largely reflecting the improved UK macroeconomic outlook. Overall the Group’s loan portfolio continues to be well-positioned, reflecting a prudent through-the-cycle approach to credit risk with high levels of security. The Group's ECL allowance reduced in the year by £2,132 million to £4,000 million, compared to £6,132 million at 31 December 2020, following the improvements to the UK economic outlook. Observed credit performance remained robust in the year, with the flow of assets into arrears, defaults and write-offs remaining at low levels.
The Group’s base case economic scenario used to calculate the ECL allowance assumes that unemployment will remain close to the reduced level of c.4.3 per cent observed in the fourth quarter following the end of the coronavirus job retention scheme. The ECL allowance continues to reflect a probability-weighted view of future economic scenarios built out from the base case and its associated conditioning assumptions, with a 30 per cent weighting applied to base case, upside and downside scenarios and a 10 per cent weighting to the severe downside. All scenarios have improved since the start of the year, following the changes made to the base case outlook.
In 2021, the Lloyds Bank Group recorded a tax expense of £583 million compared to a tax credit of £137 million in 2020. The tax charge in 2021 includes a credit of £1,168 million arising on the remeasurement of deferred tax assets following the substantive enactment by the UK Government of an increase in the corporation tax rate from 19 per cent to 25 per cent, effective on 1 April 2023.
The Lloyds Bank Group’s post-tax return on average total assets increased to 0.86 per cent compared to 0.24 per cent in the year ended 31 December 2020.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
BALANCE SHEET AND CAPITAL COMMENTARY

	2021	2020
	£m	£m
Assets
Cash and balances at central banks	54,279	49,888
Financial assets at fair value through profit or loss	1,798	1,674
Derivative financial instruments	5,511	8,341
Loans and advances to banks[1]	4,478	4,324
Loans and advances to customers[1]	430,829	425,694
Reverse repurchase agreements[1]	49,708	56,073
Debt securities	4,562	5,137
Due from fellow Lloyds Banking Group undertakings	739	738
Financial assets at amortised cost	490,316	491,966
Financial assets at fair value through other comprehensive income	27,786	27,260
Other assets[1]	23,159	20,810
Total assets	602,849	599,939
Liabilities
Deposits from banks[1]	3,363	6,230
Customer deposits[1]	449,373	425,152
Repurchase agreements[1]	30,106	28,184
Due to fellow Lloyds Banking Group undertakings	1,490	6,875
Financial liabilities at fair value through profit or loss	6,537	6,831
Derivative financial instruments	4,643	8,228
Debt securities in issue	48,724	59,293
Subordinated liabilities	8,658	9,242
Other liabilities	9,183	8,786
Total liabilities	562,077	558,821
Equity
Ordinary shareholders’ equity	36,410	35,105
Other equity instruments	4,268	5,935
Non-controlling interests	94	78
Total equity	40,772	41,118
Total equity and liabilities	602,849	599,939
1See note 1 regarding changes to presentation.
Total assets were £2,910 million higher at £602,849 million at 31 December 2021 compared to £599,939 million at 31 December 2020. Cash and balances at central banks were £4,391 million, or 9 per cent, higher at £54,279 million compared to £49,888 million at 31 December 2020 reflecting increased liquidity holdings as a result of the inflow of customer deposits; and retirement benefit assets were £2,817 million higher at £4,531 million compared to £1,714 million at 31 December 2020 as a result of actuarial gains and employer contributions. Financial assets at amortised cost decreased by £1,650 million to £490,316 million compared to £491,966 million at 31 December 2020. Loans and advances to customers increased in the year by £5,135 million to £430,829 million, compared to £425,694 million at 31 December 2020, however this was more than offset by a decrease in reverse repurchase agreements, held for liquidity purposes, of £6,365 million, or 11 per cent, from £56,073 million at 31 December 2020 to £49,708 million at 31 December 2021. The increase in loans and advances to customers reflected growth in the open mortgage book, partly offset by reductions in the closed mortgage book, other Retail balances and Commercial lending (in part due to optimisation activities). Derivative financial instruments were £2,830 million lower at £5,511 million compared to £8,341 million at 31 December 2020, driven by movements in the yield curve.
Total liabilities were £3,256 million, or 1 per cent, higher at £562,077 million compared to £558,821 million at 31 December 2020. Customer deposits were £24,221 million, or 6 per cent, higher at £449,373 million at 31 December 2021 compared to £425,152 million at 31 December 2020. There has been continued growth in retail current account and savings balances, reflecting reduced consumer spending during the coronavirus pandemic, which has only been partly offset by lower levels of commercial deposits. Repurchase agreement balances were £1,922 million, or 7 per cent, higher at £30,106 million compared to £28,184 million at 31 December 2020 however deposits from banks were £2,867 million lower at £3,363 million compared to £6,230 million at 31 December 2020 reflecting a reduced need for this source of funding. Debt securities in issue were £10,569 million lower at £48,724 million at 31 December 2021 compared to £59,293 million at 31 December 2020 as the availability of Government support and liquidity measures and increased levels of customer deposits have reduced the need for new funding issuance. Amounts due to fellow Lloyds Banking Group undertakings were £5,385 million lower at £1,490 million compared to £6,875 million at 31 December 2020 and derivative liabilities were £3,585 million lower at £4,643 million compared to £8,228 million at 31 December 2020, again driven by movements in the yield curve.
Total equity has decreased by £346 million, or 1 per cent, from £41,118 million at 31 December 2020 to £40,772 million at 31 December 2021 as retained profits for the year have been offset by dividends paid and a net redemption of other equity instruments; and a negative movement on the Group's cash flow hedging reserve has been offset by a positive remeasurement in respect of the Group's post-retirement defined benefit schemes.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The Group’s common equity tier 1 (CET1) capital ratio has increased to 16.7 per cent (31 December 2020: 15.5 per cent) largely reflecting profits for the year and a reduction in risk-weighted assets, partially offset by dividends paid (net of the brought forward foreseeable dividend accrual), pension contributions made to the defined benefit pension schemes and a release of IFRS 9 transitional relief which largely offset the impairment credit through profits.
Risk-weighted assets reduced by £9,286 million, or 5 per cent, from £170,862 million at 31 December 2020 to £161,576 million at 31 December 2021. This was primarily as a result of optimisation activity undertaken in Commercial Banking, partially offset by balance sheet growth in the business. Credit migrations have had a limited impact on the risk-weighted asset position, in part due to the increase in house prices.
The transitional total capital ratio remained at 23.5 per cent, with the benefit of the increase in CET1 capital and reduction in risk-weighted assets broadly offset by reductions in Additional Tier 1 (AT1) and Tier 2 capital instruments. The latter largely reflected the reduction in transitional limits applied to legacy tier 1 and tier 2 capital instruments and calls made on both AT1 and tier 2 capital instruments, partially offset by new issuances.
The UK leverage ratio reduced to 5.3 per cent (31 December 2020: 5.5 per cent) as a result of the reduction in the fully loaded total tier 1 capital position which was partially offset by the reduction in the leverage exposure measure, the latter primarily reflecting movements in securities financing transactions and off-balance sheet items, net of increased balance sheet lending.
RESULTS OF OPERATIONS – 2019
The Lloyds Bank Group’s results for the year ended 31 December 2019, and a discussion of the results for the year ended 31 December 2020 compared to those for the year ended 31 December 2019, were included in the 2020 Annual Report on Form 20-F, filed on 11 March 2021.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
AVERAGE BALANCE SHEET AND INTEREST INCOME AND EXPENSE

	2021			2020			2019
	Average balance	Interest income	Average yield	Average balance	Interest income	Average yield	Average balance	Interest income	Average yield
	£m	£m	%	£m	£m	%	£m	£m	%
Assets[1]
Financial assets at amortised cost:
Loans and advances to banks and reverse repurchase agreements	62,704	70	0.11	57,610	114	0.20	47,490	269	0.57
Loans and advances to customers and reverse repurchase agreements	482,767	12,334	2.55	483,906	13,358	2.76	475,385	15,281	3.21
Debt securities	4,725	74	1.57	5,046	92	1.82	5,223	118	2.26
Financial assets at fair value through other comprehensive income	26,080	442	1.69	26,952	302	1.12	26,153	430	1.64
Total interest-earning assets of banking book	576,276	12,920	2.24	573,514	13,866	2.42	554,251	16,098	2.90
Total interest-earning financial assets at fair value through profit or loss	1,631	16	0.98	2,319	26	1.12	8,354	73	0.87
Total interest-earning assets	577,907	12,936	2.24	575,833	13,892	2.41	562,605	16,171	2.87
Allowance for impairment losses on financial assets held at amortised cost	(5,115)			(5,332)			(3,354)
Non-interest earning assets	29,767			34,375		F	30,671
Total average assets and interest income	602,559	12,936	2.15	604,876	13,892	2.30	589,922	16,171	2.74
1The line items below are included on the face of the Group's balance sheet.

	2021			2020			2019
	Average interest earning assets	Net interest income	Net interest margin	Average interest earning assets	Net interest income	Net interest margin	Average interest earning assets	Net interest income	Net interest margin
	£m	£m	%	£m	£m	%	£m	£m	%
Average interest-earning assets and net interest income:
Banking business	576,276	11,036	1.92	573,514	10,770	1.88	554,251	12,220	2.20
Trading securities and other financial assets at fair value through profit or loss	1,631	(77)	(4.72)	2,319	(80)	(3.45)	8,354	(77)	(0.92)
	577,907	10,959	1.90	575,833	10,690	1.86	562,605	12,143	2.16

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	2021			2020			2019
	Average balance	Interest expense	Average cost	Average balance	Interest expense	Average cost	Average balance	Interest expense	Average cost
	£m	£m	%	£m	£m	%	£m	£m	%
Liabilities and shareholders’ funds[1]
Deposits by banks	4,939	66	1.34	6,866	82	1.19	6,262	87	1.39
Customer deposits	324,058	386	0.12	316,071	1,270	0.40	315,717	2,054	0.65
Liabilities to banks and customers under sale and repurchase agreements	22,415	22	0.10	32,189	117	0.36	27,935	301	1.08
Debt securities in issue[2]	54,333	746	1.37	67,239	761	1.13	67,096	476	0.71
Lease liabilities	1,494	30	2.01	1,656	39	2.36	1,617	39	2.41
Subordinated liabilities	9,046	634	7.01	11,510	827	7.19	9,315	921	9.89
Total interest-bearing liabilities of banking book	416,285	1,884	0.45	435,531	3,096	0.71	427,942	3,878	0.91
Total interest-bearing financial liabilities at fair value through profit or loss	6,689	93	1.39	7,824	106	1.35	10,053	150	1.49
Total interest-bearing liabilities	422,974	1,977	0.47	443,355	3,202	0.72	437,995	4,028	0.92
Interest-free liabilities
Non-interest bearing customer accounts	119,712			95,629			74,130
Other interest-free liabilities	18,289			24,867			37,147
Non-controlling interests, other equity instruments and shareholders’ funds	41,584			41,025			40,650
Total average liabilities and interest expense	602,559	1,977	0.33	604,876	3,202	0.53	589,922	4,028	0.68
1The line items below are included on the face of the Group’s balance sheet except for liabilities to banks and customers under sale and repurchase agreements, which are disclosed in note 41; and lease liabilities which are disclosed in note 26.
2The impact of the Group’s hedging arrangements is included on this line; excluding this impact the weighted average effective interest rate in respect of debt securities in issue would be 2.30 per cent (2020: 2.42 per cent; 2019: 2.25 per cent).
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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
CHANGES IN NET INTEREST INCOME – VOLUME AND RATE ANALYSIS
The following table allocates changes in net interest income between volume, rate and their combined impact for 2021 compared with 2020 and for 2020 compared with 2019.

	2021 compared with 2020 increase/(decrease)				2020 compared with 2019 increase/(decrease)
	Total change	Change in volume	Change in rates	Change in rates and volume	Total change	Change in volume	Change in rates	Change in rates and volume
	£m	£m	£m	£m	£m	£m	£m	£m
Interest income
At amortised cost:
Loans and advances to banks and reverse repurchase agreements	(44)	37	(61)	(20)	(155)	57	(175)	(37)
Loans and advances to customers and reverse repurchase agreements	(1,024)	207	(1,212)	(19)	(1,923)	274	(2,158)	(39)
Debt securities	(18)	(9)	(10)	1	(26)	(4)	(23)	1
Financial assets at fair value through other comprehensive income	140	(1)	141	—	(128)	13	(137)	(4)
Total banking book interest income	(946)	234	(1,142)	(38)	(2,232)	340	(2,493)	(79)
Total interest income on financial assets at fair value through profit or loss	(10)	(21)	56	(45)	(47)	(53)	21	(15)
Total interest income	(956)	213	(1,086)	(83)	(2,279)	287	(2,472)	(94)
Interest expense
Deposits by banks	(16)	(23)	10	(3)	(5)	8	(12)	(1)
Customer deposits	(884)	34	(894)	(24)	(784)	2	(785)	(1)
Liabilities to banks and customers under sale and repurchase agreements	(95)	(36)	(85)	26	(184)	45	(199)	(30)
Debt securities in issue	(15)	(145)	160	(30)	285	1	283	1
Lease liabilities	(9)	(3)	(6)	—	—	1	(1)	—
Subordinated liabilities	(193)	(24)	(174)	5	(94)	217	(252)	(59)
Total banking book interest expense	(1,212)	(197)	(989)	(26)	(782)	274	(966)	(90)
Total interest expense on financial liabilities at fair value through profit or loss	(13)	(35)	33	(11)	(44)	(33)	(14)	3
Total interest expense	(1,225)	(232)	(956)	(37)	(826)	241	(980)	(87)

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
RISK OVERVIEW
EFFECTIVE RISK MANAGEMENT AND CONTROL
Our approach to risk
Lloyds Bank Group adopts the Lloyds Banking Group enterprise risk management framework supplemented by additional management and control activities to address the Lloyds Bank Group's specific requirements.
Employing informed risk decision-making and robust risk management, supported by a consistent risk-focused culture; striving to protect the Group and its stakeholders.
A prudent approach to risk is fundamental to our business model and drives our participation choices.
The risk management section from pages 36 to 89 provides an in-depth picture of how risk is managed within the Group, including the approach to risk appetite, risk governance, stress testing and detailed analysis of the principal risk categories including the framework by which these risks are identified, managed, mitigated and monitored.
Our enterprise risk management framework
Lloyds Banking Group’s comprehensive enterprise risk management framework, that applies to Lloyds Bank Group, is the foundation for the delivery of effective risk control. It enables proactive identification, active management and monitoring of the Group’s risks, which is supported by our One Risk and Control Self-Assessment approach.
The Group’s risk appetite, principles, policies, procedures, controls and reporting are regularly reviewed and updated to ensure they remain fully in line with regulation, law, corporate governance and industry good practice.
The Board is responsible for approving the Group’s Board risk appetite statement annually. Board-level risk appetite metrics are augmented by further sub-Board level metrics and cascaded into more detailed business metrics and limits. Regular close monitoring and comprehensive reporting to all levels of management and the Board ensures appetite limits are maintained and subject to stress analysis at a risk type and portfolio level, as appropriate.
Governance is maintained through delegation of authority from the Board down to individuals. Senior executives are supported by a committee-based structure which is designed to ensure open challenge and enable effective Board engagement and decision-making. More information on our Risk committees is available on pages 40 to 41.

Enterprise risk management framework

Board and senior management
The Board delegates executive authorities to ensure there is effective oversight of risk management.

Risk culture and the customer
Risk appetite
Risk and control self assessment
Risk governance
Three lines of defence

The appropriate culture ensures performance, risk and reward are aligned.

The framework ensures our risks are managed in line with our risk appetite.

The identification, measurement and control of our risks form an integral part of our One Risk and Control Self Assessment.

The governance framework supports a consistent approach to enterprise-wide behaviour and decision-making.

The robust approach to monitoring oversight and assurance ensures effective risk management across the Group.

Risk culture and the customer
Following the successful transition between the previous, interim and new Lloyds Banking Group Chief Executives, a transparent risk culture continues to resonate across the organisation and is supported by the Board and its tone from the top.
Risk management requires all colleagues to play their part, with individuals taking responsibility for their actions. The Group aims to support this through ongoing investment in infrastructure and developing colleagues’ capabilities.
Senior management articulate the core risk values to which the Group aspires, based on the Group’s prudent business model and approach to risk management with the Board’s guidance.
The Group is open, honest and transparent with colleagues working in collaboration with business areas to:
•Support effective risk management and provide constructive challenge
•Share lessons learned and understand root causes when things go wrong
•Consider horizon risks and opportunities
The Group aims to maintain a strong focus on building and sustaining long-term relationships with customers through the economic cycle.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Connectivity of risks and our strategic risk management framework
COVID-19 has demonstrated how individual risks in aggregate, through their interconnectivity, can place significant pressure on the Group’s strategy, business model and performance. In response to these unprecedented events, a new strategic risk management framework was approved.
Extensive work has been undertaken in 2021 to build a deeper analytical understanding of the Group’s key strategic risk themes and risk connectivity. The Group is committed to advancing these capabilities in 2022, while further integrating strategic risk into Group-wide business planning, placing it at the heart of our strategic priorities and Group-wide risk management.
The risks can be defined as:
Principal: The Board-approved enterprise-wide risk categories, including strategic risk, used to monitor and report the risk exposures posing the greatest impact to the Group.
Strategic: A principal risk arising from:
•A failure to understand the potential impact of strategic responses on existing risk types
•Incorrect assumptions about internal or external operating environments
•Inappropriate strategic responses and business plans
Emerging: A future internal or external event or trend, which could have a material positive or adverse impact on the Group and our customers, but where the probability, timescale and/or materiality may be difficult to accurately assess.

PRINCIPAL RISKS
Despite a resilient recovery, 2021 has been another year of significant uncertainty, with COVID-19 accelerating broad structural changes, including ways of working and impacts to global and domestic economies.
COVID-19 has continued to have a significant impact on all risk types in 2021. Understanding and managing its impacts dynamically has remained a major area of focus. The Group has responded quickly to the challenges faced, putting in place risk mitigation strategies and refining its investment and strategic plans.
All of the Group’s principal risks, which are outlined in this section, are reported regularly to the Board Risk Committee and the Board.
As part of a review of the Group’s risk categories, governance risk is no longer a principal risk and is now classified as a secondary risk category. A detailed review of the Group’s enterprise risk management framework is planned for 2022, which may result in further changes to our principal risks.
The risk management section from pages 36 to 89 provides a more in-depth picture of how each principal risk is managed within the Group.
Risk trends: è Stable risk é Increased risk ê Decreased risk y New risk embedding
Market risk è
The Group’s structural hedge has increased to £235 billion (2020: £181 billion) mostly due to a significant growth in customer deposits. Both customer behaviour and hedging of these balances are reviewed regularly to ensure near-term interest rate exposure is managed.
The Group’s defined benefit pension schemes have seen an improvement in IAS 19 accounting surplus to £4.3 billion, (2020: £1.5 billion). This is due to strong asset returns, an increase in the discount rate and deficit reduction contributions, partially offset by higher gilt yields and inflation.
Key mitigating actions:
•Structural hedge programmes implemented to stabilise earnings
•Equity and credit spread risks are closely monitored and, where appropriate, asset and liability matching is undertaken
•The Group’s defined benefit pension schemes continue to monitor their credit allocation and longevity hedge as well as the hedges in place against nominal rate and inflation movements
Credit risk ê
The Group continued to actively support its customers throughout 2021, with a range of flexible options and payment holidays, as well as lending through the UK Government support schemes. This support, alongside the other public policy interventions, has contributed to the economic recovery in 2021 and helped keep credit defaults and business failures at low levels.
The improved economic outlook was a key driver of the 2021 impairment credit of £1,318 million, which compares to the full year impairment charge of £4,060 million taken in 2020 in light of anticipated losses resulting from the pandemic. Although reduced in 2021, the Group still holds appropriate customer related expected credit loss allowances of £3,998 million (2020: £6,127 million).
Key mitigating actions:
•Prudent, through-the-cycle risk appetite
•Robust risk assessment, models and credit sanctioning
•Sector and asset class concentrations closely monitored and controlled
•Group-wide Road to Recovery programme established to manage and support increases in businesses experiencing financial difficulties

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Funding and liquidity risk ê
The Group maintained its robust funding and liquidity position throughout 2021.
Ahead of the closure of the Term Funding Scheme with additional incentives for SMEs (TFSME) in October 2021, the Group drew additional funds, taking the total amount outstanding to £30 billion as at 31 December 2021, facilitating a significant reduction in money market and wholesale funding.
Key mitigating actions:
•The Group manages and monitors liquidity risks and ensures that liquidity risk management systems and arrangements are adequate with regard to the internal risk appetite, Group strategy and regulatory requirements
•Significant customer deposit base, driven by inflows to trusted brands
Capital risk ê
The Group’s common equity tier 1 (CET1) capital ratio has increased to 16.7 per cent (31 December 2020: 15.5 per cent) largely reflecting profits for the year and a reduction in risk-weighted assets, partially offset by dividends paid (net of the brought forward foreseeable dividend accrual), pension contributions made to the defined benefit pension schemes and a release of IFRS 9 transitional relief which largely offset the impairment credit through profits.
The implementation of regulatory changes on 1 January 2022 reduced the CET1 capital ratio to 14.1 per cent which remains above internal risk appetite levels and minimum regulatory capital requirements.
Key mitigating actions:
•The Group has a capital management framework that includes the setting of capital risk appetite and capital planning and stress testing activities
•The Group monitors early warning indicators and maintains a Capital Contingency Framework as part of the Lloyds Banking Group Recovery Plan which are designed to identify emerging capital concerns at an early stage, so that mitigating actions can be taken, if needed
Change/execution risk è
The change/execution risk profile has remained stable with proactive reprioritisation and management of the Group’s change portfolio continuing through 2021. Focus has remained on the ongoing evolution and strengthening of the control framework and change capability required to support the Group’s business and technology transformation plans.
Key mitigating actions:
•Continued evolution and enhancement of the Group change policy, method and control environment
•Measurement and reporting of change/execution risk
•Providing sufficient skilled resources to safely deliver and embed the change portfolio and support future transformation plans
Conduct risk ê
Overall improvement in conduct risk as a result of the Group’s continued support to customers impacted by COVID-19, with focus on outcomes for customers with UK Government support schemes, treating customers in financial difficulty fairly and working through legacy issues.
Key mitigating actions:
•Robust conduct risk framework in place to support delivery of fair customer outcomes, market integrity and competition requirements
•Active engagement with regulatory bodies and key stakeholders to ensure that the Group’s strategic conduct focus continues to meet evolving stakeholder expectations
Data risk è
Investment continues to be made to enhance the maturity of data risk management, data capabilities and focus on the end-to-end management of data risk, including our suppliers.
Key mitigating actions:
•Delivered a data strategy and enhanced capability in data management and privacy, assurance of suppliers and data controls and processes
•Embedded data by design and data ethics principles into the data science lifecycle
People risk è
In 2021, there has been continued pressure on colleague workloads and further significant changes to ways of working, as colleagues who worked from home during the pandemic transition into a workstyle based on their role. Colleague feedback has been provided via the annual colleague survey, and work is underway to address the key themes identified.
Key mitigating actions:
•Delivery of strategies to attract, retain and develop high calibre people with the required capabilities, together with implementation of rigorous succession planning for our senior leaders
•Continued focus on the Group’s culture by developing and delivering initiatives that reinforce appropriate behaviours

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Operational resilience risk ê
Despite ongoing heightened risks from COVID-19, business continuity plans have remained resilient. Policy statements published by the regulators in March 2021 have driven further activity to enhance the existing approach to operational resilience. Technology resilience remains a key area of focus.
Key mitigating actions:
•Refreshed operational resilience strategy to deliver against new regulation and improve the Group’s ability to respond to incidents while delivering key services to customers
•Investment in technology improvements, including enhancements to the resilience of systems that support critical business processes
Operational risk è
Against the backdrop of COVID-19, economic uncertainty and changes in senior management throughout the year, the operational risk profile has remained broadly stable with operational losses in line with previous years. Cyber and security, technology and sourcing continue to be the most material operational risk areas.
Key mitigating actions:
•The Group continues to review and invest in its control environment to ensure it addresses the inherent risks faced
•The Group employs a range of risk management strategies, including: avoidance, mitigation, transfer (including insurance) and acceptance
Model risk é
Model risk remains above pre-pandemic levels. The effect of government-led customer support schemes weakened relationships between model inputs and outputs, and there remains a reliance on the use of judgement, particularly in the areas of forecasting and impairment. However, recent months have seen more stable patterns for model outputs, and model drivers are expected to remain valid in the longer term.
In common with the rest of the industry, changes required to capital models following new regulations will create a temporary increase in the risk relating to these models during the period of transition.
Key mitigating actions:
•The model risk management framework, established by and with continued oversight from an independent team in the Risk division, provides the foundation for managing and mitigating model risk within the Group
Regulatory and legal risk è
Regulatory engagement through 2021 has focused on the Group’s response to COVID-19, strategic transformation and regulatory initiatives. Proactive engagement on emerging focus areas has helped the regulatory risk profile remain broadly stable, despite the previously announced regulatory fine relating to the past communication of historical home insurance renewals.
Legal risk continues to be impacted by the evolving UK legal and regulatory landscape due to the UK’s exit from the EU and other changing regulatory standards as well as uncertainty arising from the current and future litigation landscape.
Key mitigating actions:
•Lloyds Banking Group policies and procedures set out the principles and key controls that should apply across the business which are aligned to Lloyds Banking Group risk appetite
•Business units identify, assess and implement policy and regulatory requirements and establish local controls, processes, procedures and resources to ensure appropriate governance and compliance
Strategic risk y
Strategic risk is a significant source of risk for the Group, influencing the Group’s strategy, business model, performance and risk profile.
Significant work has been undertaken during 2021 to understand the risk implications of the Group’s strategy and the key drivers of strategic risk. These are outlined in more detail on the following pages.
Key mitigating actions:
•Considering the strategic implications of emerging trends and addressing them through our strategy
•Integration of strategic risk into business planning process and embedding into day-to-day risk management
Climate risk y
The Group continued to embed climate risk into its activities, including undertaking detailed analysis of its portfolios and the pathways required to reduce the emissions that the Group finances. This included deep dives into sectors at increased risk from the impacts of climate change.
The Group has continued to develop scenario modelling capabilities and Lloyds Banking Group completed Part I of the Bank of England’s 2021 Biennial Exploratory Scenario on the Financial Risks for Climate Change.
Key mitigating actions:
•Established Lloyds Banking Group climate risk policy in place
•Ongoing development of climate assessment tools and methodologies
•Climate risk is included as part of regular risk reporting to the Board
•Initial consideration of the Group’s key climate risks undertaken as part of Lloyds Banking Group's financial planning process
•Continued progress against the Task Force on Climate-related Financial Disclosures (TCFD) recommendations, enhancing our climate related financial disclosures

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
EMERGING RISKS
Horizon scanning and emerging risks are important considerations for the Group, enabling our business to identify the most pertinent risks and opportunities and respond through our strategic planning and long-term risk mitigation framework.
Internal working groups have been established to regularly scan the horizon and identify emerging risks. This is supplemented by consultation with external experts, to gain an external context, ensuring broad coverage.
Progress has been made this year on a data-driven approach, piloting a methodology for interrogating industry news and other external data sources, using available technology to further expand our insight. It is intended to develop this further in 2022, to incorporate more sophisticated technology and innovation practices.
In many cases, the Group’s most notable emerging risks are aligned with the themes identified. These emerging risks themes raise questions in respect of our participation choices, HR policies, recruitment and retention strategies in response to the changing socio-economic, competitive and technological landscape.
The emerging risks that the Group has monitored during 2021 are outlined in more detail in pages 42 to 44 of the risk management section.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
RISK MANAGEMENT
All narrative and quantitative tables are unaudited unless otherwise stated. The audited information is required to comply with the requirements of relevant International Financial Reporting Standards.
Risk management is at the heart of Helping Britain Prosper and creating a more sustainable and inclusive future for people and businesses.
Our mission is to protect our customers, shareholders, colleagues and the Group, while enabling sustainable growth in targeted segments. This is achieved through informed risk decisions and robust risk management, supported by a consistent risk-focused culture.
The risk overview (pages 31 to 35) provides a summary of risk management within the Group and the key focus areas for 2021, including the significant impact that COVID-19 continues to have on all principal risks faced by the Group. The risk overview also highlights the importance of the connectivity of principal, emerging and strategic risks and how they are embedded into the Group's strategic risk management framework.
This full risk management section provides a more in-depth picture of how risk is managed within the Group, detailing the Group’s emerging risks, approach to stress testing, risk governance, committee structure, appetite for risk and a full analysis of the principal risk categories (pages 44 to 89), the framework by which risks are identified, managed, mitigated and monitored.
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
To meet ring-fencing requirements, core UK retail and commercial financial services and ancillary retail activities are ring-fenced from other activities of the Lloyds Banking Group. The Group has adopted the enterprise risk management framework (ERMF) of Lloyds Banking Group and supplemented with additional tailored practices to address the ring-fencing requirements.
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
•Approval of the ERMF and Board risk appetite
•Approval of Group-wide risk principles and policies
•The cascade of delegated authority (for example to Board sub-committees and the Group Chief Executive)
•Effective oversight of risk management consistent with risk appetite
Risk appetite
The Group's approach to setting, governing, embedding and monitoring risk appetite is detailed in the risk appetite framework, a key component of the ERMF.
Risk appetite is defined within the Group as the amount and type of risk that the Group is prepared to seek, accept or tolerate in delivering its strategy.
Group strategy and risk appetite are developed in tandem. Business planning aims to optimise value within the Group's risk appetite parameters and deliver on its promise to Help Britain Prosper.
The Group’s risk appetite statement details the risk parameters within which the Group operates. The statement forms part of the Group's control framework and is embedded into its policies, authorities and limits, to guide decision-making and risk management. Group risk appetite is regularly reviewed and refreshed to ensure appropriate coverage across our principal risks and any emerging risks, and to align with internal or external change.
The Board is responsible for approving the Group’s Board risk appetite statement annually. Group Board-level metrics are augmented by further sub-Board-level metrics and cascaded into more detailed business appetite metrics and limits.
The following areas are currently included in the Group Board risk appetite:
Market: the Group has effective controls in place to identify and manage the market risk inherent in our customer and client focused activities
Credit: the Group has a conservative and well balanced credit portfolio through the economic cycle, generating an appropriate return on equity, in line with the Group’s target return on equity in aggregate
Funding and liquidity: the Group maintains a prudent liquidity profile and a balance sheet structure that limits its reliance on potentially volatile sources of funding
Capital: the Group maintains capital levels commensurate with a prudent level of solvency to achieve financial resilience and market confidence
Change/execution: the Group has limited appetite for negative impacts on customers, colleagues, or the Group as a result of change activity
Conduct: the Group delivers fair outcomes for its customers
Data: the Group has zero appetite for data related regulatory fines or enforcement actions
People: the Group leads responsibly and proficiently, manages people resource effectively, supports and develops colleague skills and talent, creates and nurtures the right culture and meets legal and regulatory obligations related to its people

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Operational resilience: the Group has limited appetite for disruption to services to customers and stakeholders from significant unexpected events
Operational: the Group has robust controls in place to manage operational losses, reputational events and regulatory breaches. It identifies and assesses emerging risks and acts to mitigate these
Model: material models are performing in line with expectations
Regulatory and legal: the Group interprets and complies with all relevant regulation and all applicable laws (including codes of conduct which could have legal implications) and/or legal obligations
Climate: the Group takes action to identify, manage and mitigate its climate risk and support the Group and its customers in transitioning to a low carbon economy
Governance frameworks
The Group’s approach to risk is based on a robust control framework and a strong risk management culture which are the foundation for the delivery of effective risk management and guide the way all employees approach their work, behave and make decisions.
Governance is maintained through delegation of authority from the Board to individuals through the management hierarchy. Senior executives are supported where required by a committee-based structure which is designed to ensure open challenge and support effective decision-making.
The Group’s risk appetite, principles, policies, procedures, controls and reporting are regularly reviewed and updated where needed to ensure they remain fully in line with regulation, law, corporate governance and industry good practice.
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
The Risk Committee governance framework is outlined on page 39.
Three lines of defence model
The ERMF is implemented through a ‘three lines of defence’ model which defines clear responsibilities and accountabilities and ensures effective independent oversight and assurance activities take place covering key decisions.
Business lines (first line) have primary responsibility for risk decisions, identifying, measuring, monitoring and controlling risks within their areas of accountability. They are required to establish effective governance and control frameworks for their business to be compliant with Group policy requirements, to maintain appropriate risk management skills, mechanisms and toolkits, and to act within Group risk appetite parameters set and approved by the Board.
Risk division (second line) is a centralised function, headed by the Chief Risk Officer, providing oversight and constructive challenge to the effectiveness of risk decisions taken by business management, providing proactive advice and guidance, reviewing, challenging and reporting on the risk profile of the Group and ensuring that mitigating actions are appropriate.
It also has a key role in promoting the implementation of a strategic approach to risk management reflecting the risk appetite and ERMF agreed by the Board that encompasses:
•Overseeing embedding of effective risk management processes
•Transparent, focused risk monitoring and reporting
•Provision of expert and high quality advice and guidance to the Board, executives and management on strategic issues and horizon scanning, including pending regulatory changes
•A constructive dialogue with the first line through provision of advice, development of common methodologies, understanding, education, training, and development of new risk management tools
The primary role of Group Internal Audit (third line) is to help the Board and executive management protect the assets, reputation and sustainability of the Group. Group Internal Audit is led by the Group Chief Internal Auditor. Group Internal Audit provides independent assurance to the Audit Committee and the Board through performing reviews and engaging with committees and executive management, providing opinion, challenge and informal advice on risk and the state of the control environment. Group Internal Audit is a single independent internal audit function, reporting to the Audit Committee of the Group and the Audit Committees of the key subsidiaries.
Risk and control cycle from identification to reporting
To allow senior management to make informed risk decisions, the business follows a continuous risk management approach which includes producing appropriate, accurate and focused risk reporting. The risk and control cycle sets out how this should be approached. This cycle, from identification to reporting, ensures consistency and is intended to manage and mitigate the risks impacting the Group.
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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
All key controls are recorded and assessed on a regular basis, in response to triggers or minimum annually. Control assessments consider both the adequacy of the design and operating effectiveness. Where a control is not effective, the root cause is established and action plans implemented to improve control design or performance. Control effectiveness against all residual risks are aggregated by risk category and reported and monitored via the monthly Consolidated Risk Report (CRR). The CRR is reviewed and independently challenged by the Risk division and provided to the Risk division Executive Committee and Group Risk Committee. On an annual basis, a point in time assessment is made for control effectiveness against each risk category and across subgroups. The CRR data is the primary source used for this point-in-time assessment and a year-on-year comparison on control effectiveness is reported to the Board.
One Risk and Control Self-Assessment (One RCSA) is part of the Group's risk and control strategy to deliver a stronger risk culture and simplified risk and control environment. Following improvements made to the Group's approach to risk management, implementation was completed at the end of 2021 across Divisional and Sub-Group Risk Profiles. One RCSA will continue to embed across the Group as risk practices, data quality, culture and capability mature.
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
An aggregate view of the Group’s overall risk profile, key risks and management actions, and performance against risk appetite, including the CRR, is reported to and discussed monthly at the Lloyds Banking Group and Ring Fenced-Banks Risk Committees with regular reporting to the Board Risk Committee and the Board.
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
•Ensure that accounting policies are appropriately and consistently applied, transactions are recorded accurately, and undertaken in accordance with delegated authorities, that assets are safeguarded and liabilities are properly stated
•Enable the calculation, preparation and reporting of financial, prudential regulatory and tax outcomes in accordance with applicable International Financial Reporting Standards, statutory and regulatory requirements
•Enable certifications by the Senior Accounting Officer relating to maintenance of appropriate tax accounting and in accordance with the 2009 Finance Act
•Ensure that disclosures are made on a timely basis in accordance with statutory and regulatory requirements (for example UK Finance Code for Financial Reporting Disclosure and the US Sarbanes-Oxley Act)
•Ensure ongoing monitoring to assess the impact of emerging regulation and legislation on financial, prudential regulatory and tax reporting
•Ensure an accurate view of the Group’s performance to allow the Board and senior management to appropriately manage the affairs and strategy of the business as a whole
The Audit Committee reviews the quality and acceptability of Lloyds Bank Group's financial disclosures. In addition, the Lloyds Banking Group Disclosure Committee assists the Lloyds Bank Group Chief Executive and Chief Financial Officer in fulfilling their disclosure responsibilities under relevant listing and other regulatory and legal requirements.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
RISK GOVERNANCE
The risk governance structure below is integral to effective risk management across Lloyds Banking Group, including Lloyds Bank Group. To meet ring-fencing requirements the Boards and Board Committees of Lloyds Banking Group and the Ring-Fenced Banks (Lloyds Bank plc and Bank of Scotland plc) as well as relevant Committees of Lloyds Banking Group and the Ring-Fenced Banks will sit concurrently, referred to as the Aligned Board Model. The Risk division is appropriately represented on key committees to ensure that risk management is discussed in these meetings. This structure outlines the flow and escalation of risk information and reporting from business areas and the Risk division to the Group Executive Committee and Board. Conversely, strategic direction and guidance is cascaded down from the Board and Group Executive Committee.
The Company Secretariat supports senior and Board-level committees, and supports the Chairs in agenda planning. This gives a further line of escalation outside the three lines of defence.
Risk governance structure
Lloyds Bank Group Chief Executive Committees
•Lloyds Banking Group and Ring-Fenced Banks Executive Committee (GEC)
•Lloyds Banking Group and Ring-Fenced Banks Risk Committees (GRC)
•Lloyds Banking Group and Ring-Fenced Banks Asset and Liability Committees (GALCO)
•Lloyds Banking Group and Ring-Fenced Banks Cost Management Committees
•Lloyds Banking Group and Ring-Fenced Banks Conduct Review Committees
•Lloyds Banking Group and Ring-Fenced Banks People Committees
•Lloyds Banking Group and Ring-Fenced Banks Net Zero Committees
•Lloyds Banking Group and Ring-Fenced Banks Conduct Investigations Committees
Risk Division Committees and Governance
•Lloyds Banking Group and Ring-Fenced Banks Market Risk Committee
•Lloyds Banking Group and Ring-Fenced Banks Economic Crime Prevention Committee
•Lloyds Banking Group and Ring-Fenced Banks Financial Risk Committee
•Lloyds Banking Group and Ring-Fenced Banks Capital Risk Committee
•Lloyds Banking Group and Ring-Fenced Banks Model Governance Committee
•Ring-Fence Compliance Committee

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Board, Executive and Risk Committees
The Group’s risk governance structure strengthens risk evaluation and management, while also positioning the Group to manage the changing regulatory environment in an efficient and effective manner.
Assisted by the Board Risk and Audit Committees, the Board approves the Group’s overall governance, risk and control frameworks and risk appetite. Refer to the corporate governance section on pages 92 to 98, for further information on Board Committees.
The sub-group, divisional and functional risk committees review and recommend sub-group, divisional and functional risk appetite and monitor local risk profile and adherence to appetite.
Executive and Risk Committees
Lloyds Bank Group Chief Executive is supported by the following:

Committees	Risk focus
Lloyds Banking Group and Ring-Fenced Banks Executive Committee (GEC)	Assists the Group Chief Executive in exercising their authority in relation to material matters having strategic, cross-business area or Group-wide implications.
Lloyds Banking Group and Ring-Fenced Banks Risk Committees (GRC)
Responsible for the development, implementation and effectiveness of Lloyds Banking Group’s enterprise risk management framework, the clear articulation of the Group’s risk appetite and monitoring and reviewing of the Group’s aggregate risk exposures, control environment and concentrations of risk.

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
Lloyds Banking Group and Ring-Fenced Banks People Committees
Supporting Lloyds Banking Group's People and Property Director in exercising their responsibilities in relation to the Group’s people and colleague policies, overseeing the development of and monitoring adherence to the remuneration policy, oversees compliance with Senior Managers and Certification Regime (SM&CR) and other regulatory requirements, monitors colleague engagement surveys, progress of the Group towards its culture targets and oversees the implementation of action plans.

Lloyds Banking Group and Ring-Fenced Banks Net Zero Committees
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

The Lloyds Banking Group and Ring-Fenced Banks Risk Committee is supported through escalation and ongoing reporting by business area risk committees, cross-divisional committees addressing specific matters of Group-wide significance and the following second line of defence Risk committees which ensure effective oversight of risk management:

Lloyds Banking Group and Ring-Fenced Banks Market Risk Committee
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

Lloyds Banking Group and Ring-Fenced Banks Economic Crime Prevention Committee
Brings together accountable stakeholders and subject matter experts to ensure that the development and application of economic crime risk management complies with the Group's strategic aims, Group corporate responsibility, Group risk appetite and Group economic crime prevention (fraud, anti-money laundering, anti-bribery and sanctions) policy. It provides direction and appropriate focus on priorities to enhance the Group's economic crime risk management capabilities in line with business and customer objectives while aligning to the Group's target operating model.

Lloyds Banking Group and Ring-Fenced Banks Financial Risk Committee
Responsible for overseeing, reviewing, challenging and recommending to GEC/Board Risk Committee/Board for Lloyds Banking Group and Ring-Fenced Bank (i) annual internal stress Tests, (ii) all Prudential Regulation Authority (PRA) and any other regulatory stress tests, (iii) annual liquidity stress tests, (iv) reverse stress tests, (v) Individual Liquidity Adequacy Assessment (ILAA), (vi) Internal Capital Adequacy Assessment Process (ICAAP), (vii) Pillar 3, (viii) recovery/resolution plans, and (ix) relevant ad hoc stress tests or other analysis as and when required by the Committee.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Committees	Risk focus
Lloyds Banking Group and Ring-Fenced Banks Capital Risk Committee
Responsible for providing oversight of all relevant capital matters within the Lloyds Banking Group, Ring-Fenced Bank and material subsidiaries, including latest capital position and plans, capital risk appetite proposals, Pillar 2 developments (including stress testing), recovery and resolution matters and the impact of regulatory reforms and developments specific to capital.

Lloyds Banking Group and Ring-Fenced Banks Model Governance Committee
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

STRESS TESTING
Overview
Stress testing is recognised as a key risk management tool by the Boards, senior management, the businesses and the Risk and Finance functions of all parts of the Group and its legal entities. It is fully embedded in the planning process of the Group and its key legal entities as a key activity in medium-term planning, and senior management is actively involved in stress testing activities via the governance process.
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
•Allow senior management and the Boards of the Group and its applicable legal entities to adjust strategies if the plan does not meet risk appetite in a stressed scenario
•Support the Internal Capital Adequacy Assessment Process (ICAAP) by demonstrating capital adequacy, and meet the requirements of regulatory stress tests that are used to inform the setting of the Prudential Regulation Authority (PRA) and management buffers (see capital risk on pages 69 to 76) of the Group and its separately regulated legal entities
Risk mitigation:
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
Other stress testing activity
The Group’s stress testing programme also involves undertaking assessments of liquidity scenarios, market risk sensitivities and scenarios, and business-specific scenarios (see the principal risk categories on pages 32 to 34 for further information on risk-specific stress testing). If required, ad hoc stress testing exercises are also undertaken to assess emerging risks, as well as in response to regulatory requests. This wide-ranging programme provides a comprehensive view of the potential impacts arising from the risks to which the Group is exposed and reflects the nature, scale and complexity of the Group. Lloyds Banking Group participated in Part 1 of the Bank of England’s Climate Biennial Exploratory Stress test in 2021 and will leverage the experience gained through that exercise to further embed climate risk into risk management and stress testing activities.
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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Governance
Clear accountabilities and responsibilities for stress testing are assigned to senior management and the Risk and Finance functions throughout the Group and its key legal entities. This is formalised through the Lloyds Banking Group business planning and stress testing policy and procedure, which are reviewed at least annually.
The Group Financial Risk Committee (GFRC), chaired by the Chief Risk Officer and attended by the Chief Financial Officer and other senior Risk and Finance colleagues, is the committee that has primary responsibility for overseeing the development and execution of the Group’s stress tests.
The review and challenge of the Group’s detailed stress forecasts, the key assumptions behind these, and the methodology used to translate the economic assumptions into stressed outputs conclude with the appropriate Finance and Risk sign-off. The outputs are then presented to GFRC and the Board Risk Committee for review and challenge, before being approved by the Board.
EMERGING RISKS
Background and framework
Understanding emerging risks is an essential component of the Group’s risk management approach, enabling the Group to identify the most pertinent risks and opportunities, and to respond through strategic planning and appropriate risk mitigation.
Although emerging risk is not a principal risk, if left undetected emerging risks have the potential to adversely impact the Group or result in missed opportunities.
Impacts from emerging risks on the Group’s principal risks can materialise via two different routes:
•Emerging risks can impact the Group’s principal risks directly in the absence of an appropriate strategic response.
•Alternatively, emerging risks can be a source of new strategic risks, dependent on our chosen response and the underlying assumptions on how given emerging risks may manifest.
Where an emerging risk is considered material enough in its own right, the Group may choose to recognise the risk as a principal risk. Recent examples of this include climate risk and strategic risk. Such elevations are considered and approved through the Board as part of the annual refresh of Lloyds Banking Group's enterprise risk management framework.
Risk identification
The basis for risk identification is founded on collaboration between functions across the Group. The activity incorporates internal horizon scanning and engagement with external experts to gain an external context, ensuring broad coverage.
This activity is inherently linked with and builds upon the annual strategic planning cycle and is used to identify key external trends, risks and opportunities for the Group.
The Group is evolving its methodology in respect of the identification and prioritisation of emerging risks. 2021 saw the development of a quantitative risk assessment methodology for understanding the connectivity of strategic risk. The Group has drawn on this methodology and findings to expand its insights.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Notable emerging risks and their implications
The Group considers the following emerging risk themes as having the potential to increase in significance and affect the performance of the Group.

Emerging risk theme	Key considerations
Breakdown of the EU	Wide-ranging risks associated with dissolution of the European Union, with member states choosing to function independently.
Climate change transition risk	Risks arising from the Group's participation choices, policies and investments to support transition to a zero carbon economy and its ability to meet published climate targets.
Data-driven propositions	Harnessing real-time data, emerging technologies and communication channels, to meet consumer appetite for bespoke products and services.
Digital currencies	Risks and opportunities posed by introduction of new, or wider adoption of existing, digital currencies, associated supporting infrastructure and subsequent management.
Evolving regulation	Changing regulatory standards and possibility of retrospective application, driving reputational damage, fines, litigation and remediation activity.
Future pandemics and the world’s ability to respond	Economic, political, social and technological impacts caused by mutations of existing viruses, new viruses, or resistance to treatments for existing illnesses.
Inequality and changing demographic	Widening wealth and opportunity gap, increasing diversity and changing age mix within society, resulting in changing demands on banking.
Long term impact of the UK’s exit from the EU	Long-term macro-economic, regulatory and social impacts on the UK as a result of the UK’s exit from the EU.
Modern skills and recruitment diversity	Diversification of recruitment approach in respect of candidate backgrounds, skills and avenues of attainment, to adapt to a modern technology-driven landscape.
Pace of technological change	Ability to keep pace with accelerating technological change, evolving technology landscape, changing customer expectations and new product and service propositions.
Populism, de-globalisation and supply chains	Disenfranchisement driving geopolitical tensions between states, diminishing integration and adverse effects on supply chains.
Science, technology, engineering and mathematics (STEM) qualification supply vs demand	Risks posed by the balance of STEM degree qualification in the UK lagging behind the accelerating demands for STEM qualified candidates in the workforce.
Scottish independence	Wide-ranging consequences arising from the movement for Scotland to become a sovereign state, independent from the United Kingdom.
Ways of working	Ability to provide a colleague proposition enabling flexible location and agile working, aligning to individual requirements, together with associated risks of such arrangements (e.g. Operational, People and Data risk).
Risk mitigation
Emerging risks are managed through the Group’s strategic risk framework, detailed on page 88. Pertinent emerging risks are considered as part of the Group’s strategic and business planning processes and primarily addressed through the Group’s strategy.
Key actions to tackle the emerging challenges and capitalise on opportunities as part of the Group’s strategy include the following:
Purpose: At the heart of the Group’s purpose are the themes of inclusion, sustainability and being people-first. As such, the Group’s strategy aims to fully embed a purpose that supports a more inclusive and sustainable future for the Group’s customers and colleagues.
Outcomes will see products, services and activities, aligning to societal and regulatory expectations, which drive impacts across housing, financial wellbeing, businesses and jobs, communities, regions, and sustainability.
Customer proposition: As part of its strategy, the Group aims to enhance its proposition, better aligning to its purpose, while supporting transition to a low carbon economy and adapting to the changing demographic of both its customer base and that of the UK.
Key components include:
•Creating better engagement, improving customer journeys and enhancing experiences and tools to drive greater financial resilience and well-being for customers
•Supporting customers and businesses in respect of making their homes, vehicles, properties and activities more sustainable
•Capitalising on the Group’s existing asset and product capabilities for corporate and institutional clients to play a leading role in the transition to Net Zero, addressing regional inequalities and supporting UK prosperity by helping corporates trade internationally
Talent: The Group is firmly committed to being diverse, employing new ways of working, where colleagues are supported in having a growth mindset and empowered to make decisions at pace.
The strategy places focus on a colleague proposition that can attract and retain the best people, while leveraging talent pools across the UK and exploring in-house skills growth strategies, alongside partnerships with universities and businesses, to supplement scarce skill sets.
For the long term, the Group intends to use its strategic workforce planning capability for understanding and meeting the evolving demand of skills from its businesses and functions. This will also act as the bedrock for key strategic decisions and interventions in respect of important elements of the Group’s talent strategy in the future.
Technology: Simplification of the Group’s estate and leveraging contemporary technologies are core components of the Group’s strategy.
The Group aims to manage the challenges of a rapidly evolving landscape by employing technology that is aligned to industry best practice refresh rates, while promoting autonomy and empowerment within teams by streamlining governance.
This will be supplemented with an aligned business and technology vision and a rationalised hybrid cloud technology estate and modern engineering standards.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Data: Being data-driven is central to the Group’s transformation activity. More than one third of the benefits from the Group’s business strategies are reliant on the ability to successfully leverage data. As such managing data risk and employing strong data ethics are key considerations for the strategy.
The Group has developed a data management strategy to provide the common framework and direction by uplifting data quality, simplifying data architecture, enhancing data governance and implementing market leading tools to improve its ability to deliver a data-first culture. The Group has also invested in data ethics framework and strong governance for its advanced analytics and cloud programmes.
In addition to the strategic actions detailed above, the Group works closely with regulatory authorities and industry bodies to ensure that the Group can monitor external developments (e.g. potential regulatory divergence from EU) and identify and respond to the evolving landscape, particularly in relation to regulatory and legal risk.

FULL ANALYSIS OF RISK CATEGORIES
The Group’s risk framework covers all types of risk which affect the Group and could impact on the achievement of its strategic objectives. A detailed description of each category is provided on pages 45 to 89.
Risk categories recognised by the Group are periodically reviewed to ensure that they reflect the Group risk profile in light of internal and external factors, such as the Group strategy and the regulatory environment in which it operates. Changes include the recategorisation of governance risk, from a principal risk type to a secondary risk under operational risk, plus enhancement to the naming of some secondary risk categories.

Principal risk categories	Secondary risk categories
Market risk	– Trading book	– Pensions
Page 45	– Banking book
Credit risk	– Retail credit	– Commercial credit
Page 49
Funding and liquidity risk	– Funding and liquidity
Page 65
Capital risk	– Capital
Page 69
Change/execution risk	– Change/execution
Page 77
Conduct risk	– Conduct
Page 78
Data risk	– Data
Page 80
People risk	– People	– Health and safety
Page 81
Operational resilience risk	– Operational resilience
Page 82
Operational risk	– Business process	– Financial reporting	– Security
Page 84	– Economic crime financial	– Governance	– Sourcing and supply chain management
	– Economic crime fraud	– Internal service provision
	– External service provision	– IT systems
Model risk	– Model
Page 86
Regulatory and legal risk	– Regulatory compliance	– Legal
Page 87
Strategic risk	– Strategic
Page 88
Climate risk	– Climate

The Group considers both reputational and financial impact in the course of managing all its risks and therefore does not classify reputational impact as a separate risk category.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
MARKET RISK
DEFINITION
Market risk is defined as the risk that the Group's capital or earnings profile is affected by adverse market rates or prices, in particular interest rates and credit spreads in both the Banking business and the Group’s defined benefit pension schemes.
MEASUREMENT
Group risk appetite is calibrated primarily to a number of multi-risk Group economic scenarios, and is supplemented with sensitivity-based measures. The scenarios assess the impact of unlikely, but plausible, adverse stresses on income with the worst case for banking activities, defined benefit pensions, insurance and trading portfolios reported against independently, and across the Group as a whole.
The Group risk appetite is cascaded first to the Group Asset and Liability Committee (GALCO), chaired by the Chief Financial Officer, where risk appetite is approved and monitored by risk type, and then to the Group Market Risk Committee (GMRC) where risk appetite is sub-allocated by division. These metrics are reviewed regularly by senior management to inform effective decision-making.
MITIGATION
GALCO is responsible for approving and monitoring Group market risks, management techniques, market risk measures, behavioural assumptions, and the market risk policy. Various mitigation activities are assessed and undertaken across the Group to manage portfolios and seek to ensure they remain within approved limits. The mitigation actions will vary dependent on exposure but will, in general, look to reduce risk in a cost effective manner by offsetting balance sheet exposures and externalising to the financial markets dependent on market liquidity. The market risk policy is owned by Group Corporate Treasury (GCT) and refreshed annually. The policy is underpinned by supplementary market risk procedures, which define specific market risk management and oversight requirements.
MONITORING
GALCO and GMRC regularly review high level market risk exposure as part of the wider risk management framework. They also make recommendations to the Board concerning overall market risk appetite and market risk policy. Exposures at lower levels of delegation are monitored at various intervals according to their volatility, from daily in the case of trading portfolios to monthly or quarterly in the case of less volatile portfolios. Levels of exposures compared to approved limits and triggers are monitored by Risk and appropriate escalation procedures are in place.
How market risks arise and are managed across the Group’s activities is considered in more detail below.
BANKING ACTIVITIES
Exposures
The Group’s banking activities expose it to the risk of adverse movements in market rates or prices, predominantly interest rates, credit spreads, exchange rates and equity prices. The volatility of market rates or prices can be affected by both the transparency of prices and the amount of liquidity in the market for the relevant asset, liability or instrument.
Interest rate risk
Yield curve risk in the Group’s divisional portfolios, and in the Group’s capital and funding activities, arises from the different repricing characteristics of the Group’s non-trading assets, liabilities and off-balance sheet positions.
Basis risk arises from the potential changes in spreads between indices, for example where the Bank lends with reference to a central bank rate but funds with reference to a market rate, e.g. SONIA, and the spread between these two rates widens or tightens.
Optionality risk arises predominantly from embedded optionality within assets, liabilities or off-balance sheet items where either the Group or the customer can affect the size or timing of cash flows. One example of this is mortgage prepayment risk where the customer owns an option allowing them to prepay when it is economical to do so. This can result in customer balances amortising more quickly or slowly than anticipated due to customers’ response to changes in economic conditions.
Foreign exchange risk
Economic foreign exchange exposure arises from the Group’s investment in its overseas operations (net investment exposures are disclosed in note 44 on page F-105). In addition, the Group incurs foreign exchange risk through non-functional currency flows from services provided by customer-facing divisions, the Group’s debt and capital management programmes and is exposed to volatility in its CET1 ratio, due to the impact of changes in foreign exchange rates on the retranslation of non-Sterling-denominated risk-weighted assets.
Equity risk
Equity risk arises primarily from exposure to the Lloyds Banking Group share price through deferred shares and deferred options granted to employees as part of their benefits package.
Credit spread risk
Credit spread risk arises largely from: (i) the liquid asset portfolio held in the management of Group liquidity, comprising of government, supranational and other eligible assets; (ii) the Credit Valuation Adjustment (CVA) and Debit Valuation Adjustment (DVA) sensitivity to credit spreads; (iii) a number of the Group’s structured medium-term notes where the Group has elected to fair value the notes through the profit and loss account; and (iv) banking book assets in Commercial Banking held at fair value under IFRS 9.
Measurement
Interest rate risk exposure is monitored monthly using, primarily:
Market value sensitivity: this methodology considers all repricing mismatches (behaviourally adjusted where appropriate) in the current balance sheet and calculates the change in market value that would result from an instantaneous 25, 100 and 200 basis points parallel rise or fall in the yield curve. Sterling interest rates are modelled with a floor below zero per cent, with negative rate floors also modelled for non-Sterling currencies where appropriate (product-specific floors apply). The market value sensitivities are calculated on a static balance sheet using principal cash flows excluding interest, commercial margins and other spread components and are therefore discounted at the risk-free rate.
Interest income sensitivity: this measures the impact on future net interest income arising from various economic scenarios. These include instantaneous 25, 100 and 200 basis point parallel shifts in all yield curves and the Group economic scenarios. Sterling interest rates are modelled with a floor below zero per cent, with negative rate floors also modelled for non-Sterling currencies where appropriate (product-specific floors apply). These scenarios are reviewed every year and are designed to replicate severe but plausible economic events, capturing risks that would not be evident through the use of parallel shocks alone such as basis risk and steepening or flattening of the yield curve.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Additional negative rate scenarios are also used, where floors are removed, to ensure that this risk is monitored; however, these are not measured against the limit framework for the purposes of risk appetite.
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
The Group has an integrated Asset and Liability Management (ALM) system which supports non-traded asset and liability management of the Group. This provides a single consolidated tool to measure and manage interest rate repricing profiles (including behavioural assumptions), perform stress testing and produce forecast outputs. The Group is aware that any assumptions-based model is open to challenge. A full behavioural review is performed annually, or in response to changing market conditions, to ensure the assumptions remain appropriate and the model itself is subject to annual re-validation, as required under Lloyds Banking Group's model governance policy. The key behavioural assumptions are:
•Embedded optionality within products
•The duration of balances that are contractually repayable on demand, such as current accounts and overdrafts, together with net free reserves of the Group
•The re-pricing behaviour of managed rate liabilities, such as variable rate savings
The table below shows, split by material currency, the Group’s market value sensitivities to an instantaneous parallel up and down 25 and 100 basis points change to all interest rates.

Lloyds Bank Group Banking activities: market value sensitivity (audited)
	2021				2020
	Up 25bps £m	Down 25bps £m	Up 100bps £m	Down 100bps £m	Up 25bps £m	Down 25bps £m	Up 100bps £m	Down 100bps £m
Sterling	26.1	(27.6)	98.4	(129.8)	66.3	7.3	265.3	10.4
US Dollar	(0.3)	0.9	(1.1)	4.0	(2.2)	3.7	(8.6)	7.9
Euro	(5.1)	(2.9)	(19.3)	(11.5)	(6.3)	(5.0)	(24.1)	(9.0)
Other	(0.2)	0.3	(1.0)	0.8	—	—	(0.2)	—
Total	20.5	(29.3)	77.0	(136.5)	57.8	6.0	232.4	9.3
This is a risk-based disclosure and the amounts shown would be amortised in the income statement over the duration of the portfolio.
The market value sensitivity to a down 100 basis points shock has increased due to rates being higher than at year end 2020 leading to a larger downshock being applied before hitting the modelled interest rate floor. The sensitivity to an up 100 basis points shock has decreased as a result of hedging activity and changes to mortgage prepayment assumptions.
The table below shows supplementary value sensitivity to a steepening and flattening (c.100 basis points around the three-year point) in the yield curve. This ensures there are no unintended consequences to managing risk to parallel shifts in rates.

Lloyds Bank Group Banking activities: market value sensitivity to a steepening and flattening of the yield curve (audited)
	2021		2020
	Steepener £m	Flattener £m	Steepener £m	Flattener £m
Sterling	85.8	(114.4)	(53.2)	14.3
US Dollar	(7.0)	8.2	(6.4)	7.5
Euro	(13.8)	(6.9)	(16.4)	(3.9)
Other	0.2	(0.2)	(0.1)	0.5
Total	65.2	(113.3)	(76.1)	18.4
The table below shows the banking book one year net interest income sensitivity to an instantaneous parallel up and down 25 basis points change to all interest rates.

Lloyds Bank Group Banking activities: net interest income sensitivity (audited)
	2021		2020
	Up 25bps £m	Down 25bps £m	Up 25bps £m	Down 25bps £m
Client facing activity and associated hedges	174.9	(406.7)	254.6	(142.5)

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The table below shows supplementary income sensitivity on a one to three-year forward-looking basis to an instantaneous parallel up 25, down 25 and up 50 basis points change to all interest rates.

Lloyds Bank Group Banking activities: three year net interest income sensitivity (audited)
2021
	Up 25bps			Down 25bps			Up 50bps
	Year 1	Year 2	Year 3	Year 1	Year 2	Year 3	Year 1	Year 2	Year 3
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Client-facing activity and associated hedges	174.9	269.8	397.3	(406.7)	(512.0)	(639.0)	348.7	526.9	782.1
Year 1 net interest income sensitivity, to up 25 basis points, has decreased year-on-year mostly due to the additional structural hedging that has been transacted in 2021 in addition to the use of simpler illustrative pass through assumptions. The increase in risk sensitivity year-on-year, to down 25 basis points, is driven by greater modelled margin compression risk following the rise in interest rates in December 2021. This results in the full 25 basis points downshock being applied at December 2021 whereas a 10 basis points shock was applied at December 2020 due to the Group’s assumption, at the time, for modelling Sterling interest rates with a floor of zero per cent (product-specific floors apply).
The three year net interest income sensitivity to a down 25 basis points shock is driven predominantly by margin compression on Retail and Commercial Bank savings products as well as structural hedge maturities to be reinvested in years two and three. The sensitivity to an up 25 basis points and 50 basis points shock is largely due to reinvestment of structural hedge maturities.
The sensitivities are illustrative and do not reflect new business margin implications and/or pricing actions, other than as outlined.
The following assumptions have been applied:
•Instantaneous parallel shift in interest rate curve, including bank base rate
•Balance sheet remains constant
•Illustrative 50 per cent deposit pass-through
Basis risk, foreign exchange, equity and credit spread risks are measured primarily through scenario analysis by assessing the impact on profit before tax over a 12-month horizon arising from a change in market rates, and reported within the Board risk appetite on a monthly basis. Supplementary measures such as sensitivity and exposure limits are applied where they provide greater insight into risk positions. Frequency of reporting supplementary measures varies from daily to quarterly appropriate to each risk type.
Mitigation
The Group’s policy is to optimise reward while managing its market risk exposures within the risk appetite defined by the Board. Lloyds Banking Group's market risk policy and procedures outlines the hedging process, and the centralisation of risk from divisions into Group Corporate Treasury (GCT), e.g. via the transfer pricing framework. GCT is responsible for managing the centralised risk and does this through natural offsets of matching assets and liabilities, and appropriate hedging activity of the residual exposures, subject to the authorisation and mandate of GALCO within the Board risk appetite. The hedges are externalised to the market by derivative desks within GCT and the Commercial Bank. The Group mitigates income statement volatility through hedge accounting. This reduces the accounting volatility arising from the Group’s economic hedging activities and any hedge accounting ineffectiveness is continuously monitored.
The largest residual risk exposure arises from balances that are deemed to be insensitive to changes in market rates (including current accounts, a portion of variable rate deposits and investable equity), and is managed through the Group’s structural hedge. Consistent with the Group’s strategy to deliver stable returns, GALCO seeks to minimise large reinvestment risk, and to smooth earnings over a range of investment tenors. The structural hedge consists of longer-term fixed rate assets or interest rate swaps and the amount and duration of the hedging activity is reviewed regularly by GALCO.
While the Bank faces margin compression in low rate environments, its exposure to pipeline and prepayment risk are not considered material and are hedged in line with expected customer behaviour. These are appropriately monitored and controlled through divisional Asset and Liability Committees (ALCOs).
Net investment foreign exchange exposures are managed centrally by GCT, by hedging non-Sterling asset values with currency borrowing. Economic foreign exchange exposures arising from non-functional currency flows are identified by divisions and transferred and managed centrally. The Group also has a policy of forward hedging its forecasted currency profit and loss to year end. The Group makes use of both accounting and economic foreign exchange exposures, as an offset against the impact of changes in foreign exchange rates on the value of non-Sterling-denominated risk-weighted assets. This involves the holding of a structurally open currency position; sensitivity is minimised where, for a given currency, the ratio of the structural open position to risk-weighted assets equals the CET1 ratio. Continually evaluating this structural open currency position against evolving non-Sterling-denominated risk-weighted assets mitigates volatility in the Group’s CET1 ratio.
Monitoring
The appropriate limits and triggers are monitored by senior executive committees within the Banking divisions. Banking assets, liabilities and associated hedging are actively monitored and if necessary rebalanced to be within agreed tolerances.
DEFINED BENEFIT PENSION SCHEMES
Exposures
The Group’s defined benefit pension schemes are exposed to significant risks from their assets and liabilities. The liability discount rate exposes the Group to interest rate risk and credit spread risk, which are partially offset by fixed interest assets (such as gilts and corporate bonds) and swaps. Equity and alternative asset risk arises from direct asset holdings. Scheme membership exposes the Group to longevity risk. Increases to pensions in deferment and in payment expose the Group to inflation risk.
For further information on defined benefit pension scheme assets and liabilities please refer to note 27 on page F-66.
Measurement
The Group's management of the schemes’ assets is the responsibility of the Trustees of the schemes who are responsible for setting the investment strategy and for agreeing funding requirements with the Group. The Group will be liable for meeting any funding deficit that may arise. As part of the triennial valuation process, the Group will agree with the Trustees a funding strategy to eliminate the deficit over an appropriate period.
Longevity risk is measured using both 1-in-20 year stresses (risk appetite) and 1-in-200 year stresses (regulatory capital).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Mitigation
The Group takes an active involvement in agreeing mitigation strategies with the schemes’ Trustees. An interest rate and inflation hedging programme is in place to reduce liability risk. The schemes have also reduced equity allocation and invested the proceeds in credit assets. The Trustees have put in place longevity swaps to mitigate longevity risk. The merits of longevity risk transfer and hedging solutions are reviewed regularly.
Monitoring
In addition to the wider risk management framework, governance of the schemes includes two specialist pensions committees.
The surplus, or deficit, in the schemes is tracked monthly along with various single factor and scenario stresses which consider the assets and liabilities holistically. Key metrics are monitored monthly including the Group’s capital resources of the scheme, the performance against risk appetite triggers, and the performance of the hedged asset and liability matching positions.
TRADING PORTFOLIOS
Exposures
The Group’s trading activity is small relative to its peers. The Group’s trading activity is undertaken solely to meet the financial requirements of commercial and retail customers for foreign exchange and interest rate products. These activities support customer flow and market making activities.
All trading activities are performed within the Commercial Banking division. While the trading positions taken are generally small, any extreme moves in the main risk factors and other related risk factors could cause significant losses in the trading book depending on the positions at the time. The average 95 per cent 1-day trading VaR (Value at Risk; diversified across risk factors) was £0.1 million for 31 December 2021.
Trading market risk measures are applied to all of the Group’s regulatory trading books and they include daily VaR, sensitivity-based measures, and stress testing calculations.
Measurement
The Group internally uses VaR as the primary risk measure for all trading book positions.
The risk of loss measured by the VaR model is the minimum expected loss in earnings given the 95 per cent confidence. The total and average trading VaR numbers reported below have been obtained after the application of the diversification benefits across the five risk types. The maximum and minimum VaR reported for each risk category did not necessarily occur on the same day as the maximum and minimum VaR reported at Group level.
The Group’s closing VaR, allowing for diversification, at 31 December 2021 across interest rate risk, foreign exchange risk, equity risk, credit spread risk and inflation risk was less than £0.05 million. During the year ended 31 December 2021, the Group’s minimum VaR was less than £0.05 million and its average and maximum VaR was £0.1 million.
For the year ended 31 December 2021, excluding the effects of diversification, the maximum total VaR for all of the above risks was £0.2 million, the average total VaR was £0.1 million and minimum VaR was less than £0.05 million. The closing VaR at 31 December 2021, excluding the effects of diversification, was less than £0.06 million.
For the year ended 31 December 2021, the maximum and average interest rate risk VaR was £0.1 million and the minimum interest rate VaR was less than £0.05 million. The minimum, maximum and average VaR for all other risk types was less than £0.05 million. As at 31 December 2021, the closing VaR for all risk types was less than £0.05 million.
The market risk for the trading book continues to be low relative to the size of the Group and in comparison to peers. This reflects the fact that the Group’s trading operations are customer-centric and focused on hedging and recycling client risks.
Although it is an important market standard measure of risk, VaR has limitations. One of them is the use of a limited historical data sample which influences the output by the implicit assumption that future market behaviour will not differ greatly from the historically observed period. Another known limitation is the use of defined holding periods which assumes that the risk can be liquidated or hedged within that holding period. Also calculating the VaR at the chosen confidence interval does not give enough information about potential losses which may occur if this level is exceeded. The Group fully recognises these limitations and supplements the use of VaR with a variety of other measurements which reflect the nature of the business activity. These include detailed sensitivity analysis, position reporting and a stress testing programme.
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
Monitoring
Trading risk appetite is monitored daily with 1-day 95 per cent VaR and stress testing limits. These limits are complemented with position level action triggers and profit and loss referrals. Risk and position limits are set and managed at both desk and overall trading book levels. They are reviewed at least annually and can be changed as required within the overall Group risk appetite framework.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
CREDIT RISK
DEFINITION
Credit risk is defined as the risk that parties with whom the Group has contracted fail to meet their financial obligations (both on and off- balance sheet).
EXPOSURES
The principal sources of credit risk within the Group arise from loans and advances, contingent liabilities, commitments, debt securities and derivatives to customers, financial institutions and sovereigns. The credit risk exposures of the Group are set out in note 44 on page F-105.
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
Credit risk also arises from debt securities and derivatives. Credit risk exposure for derivatives is limited to the current cost of replacing contracts with a positive value to the Group. Such amounts are reflected in note 44 on page F-105.
Additionally, credit risk arises from leasing arrangements where the Group is the lessor. Note 2(J) on page F-20 provides details on the Group’s approach to the treatment of leases.
The investments held in the Group’s defined benefit pension schemes also expose the Group to credit risk. Note 27 on page F-66 provides further information on the defined benefit pension schemes’ assets and liabilities.
Loans and advances, contingent liabilities, commitments, debt securities and derivatives also expose the Group to refinance risk. Refinance risk is the possibility that an outstanding exposure cannot be repaid at its contractual maturity date. If the Group does not wish to refinance the exposure then there is refinance risk if the obligor is unable to repay by securing alternative finance. This may occur for a number of reasons which may include: the borrower is in financial difficulty, because the terms required to refinance are outside acceptable appetite at the time or the customer is unable to refinance externally due to a lack of market liquidity. Refinance risk exposures are managed in accordance with the Group’s existing credit risk policies, processes and controls, and are not considered to be material given the Group’s prudent and through-the-cycle credit risk appetite. Where heightened refinance risk exists exposures are minimised through intensive account management and, where appropriate, are classed as impaired and/or forborne.
MEASUREMENT
The process for credit risk identification, measurement and control is integrated into the Board-approved framework for credit risk appetite and governance.
Credit risk is measured from different perspectives using a range of appropriate modelling and scoring techniques at a number of levels of granularity, including total balance sheet, individual portfolio, pertinent concentrations and individual customer - for both new business and existing exposure. Key metrics, which may include total exposure, expected credit loss (ECL), risk-weighted assets, new business quality, concentration risk and portfolio performance, are reported monthly to Risk Committees and Forums.
Measures such as ECL, risk-weighted assets, observed credit performance, predicted credit quality (usually from predictive credit scoring models), collateral cover and quality, and other credit drivers (such as cash flow, affordability, leverage and indebtedness) have been incorporated into the Group's credit risk management practices to enable effective risk measurement across the Group.
The Group has also continued to strengthen its capabilities and abilities for identifying, assessing and managing climate-related risks and opportunities, recognising that Climate change is likely to result in changes in the risk profile and outlook for the Group's customers, the sectors the Group operates in and collateral/asset valuations. For further information, please refer to LBG’s 2021 Climate Report.
In addition, stress testing and scenario analysis are used to estimate impairment losses and capital demand forecasts for both regulatory and internal purposes and to assist in the formulation of credit risk appetite.
As part of the ‘three lines of defence’ model, the Risk division is the second line of defence providing oversight and independent challenge to key risk decisions taken by business management. The Risk division also tests the effectiveness of credit risk management and internal credit risk controls. This includes ensuring that the control and monitoring of higher risk and vulnerable portfolios and sectors is appropriate and confirming that appropriate loss allowances for impairment are in place. Output from these reviews helps to inform credit risk appetite and credit policy.
As the third line of defence, Group Internal Audit undertakes regular risk-based reviews to assess the effectiveness of credit risk management and controls.
MITIGATION
The Group uses a range of approaches to mitigate credit risk.
Prudent, through-the-cycle credit principles, risk policies and appetite statements: the independent Risk division sets out the credit principles, credit risk policies and credit risk appetite statements. These are subject to regular review and governance, with any changes subject to an approval process. Risk teams monitor credit performance trends and the outlook. Risk teams also test the adequacy of and adherence to credit risk policies and processes throughout the Group. This includes tracking portfolio performance against an agreed set of credit risk appetite tolerances.
Robust models and controls: see model risk on page 86.
Limitations on concentration risk: there are portfolio controls on certain industries, sectors and products to reflect risk appetite as well as individual, customer and bank limit risk tolerances. Credit policies and appetite statements are aligned to the Group’s risk appetite and restrict exposure to higher risk countries and potentially vulnerable sectors and asset classes. Note 44 on page F-107 provides an analysis of loans and advances to customers by industry (for commercial customers) and product (for retail customers). Exposures are monitored to prevent both an excessive concentration of risk and single name concentrations. These concentration risk controls are not necessarily in the form of a maximum limit on exposure, but may instead require new business in concentrated sectors to fulfil additional minimum policy and/or guideline

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
requirements. The Group’s largest credit limits are regularly monitored by the Board Risk Committee and reported in accordance with regulatory requirements.
Defined country risk management framework: the Group sets a broad maximum country risk appetite. Risk-based appetite for all countries is set within the independent Risk division, taking into account economic, financial, political and social factors as well as the approved business and strategic plans of the Group.
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
Stress testing: the Group’s credit portfolios are subject to regular stress testing. In addition to the Group-led, PRA and other regulatory stress tests, exercises focused on individual divisions and portfolios are also performed. For further information on stress testing process, methodology and governance see page 41.
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
•Guarantees received from third parties
The Group maintains appetite parameters on the acceptability of specific classes of collateral.
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
The requirement for collateral and the type to be taken at origination will be based upon the nature of the transaction and the credit quality, size and structure of the borrower. For non-retail exposures, if required, the Group will often seek that any collateral includes a first charge over land and buildings owned and occupied by the business, a debenture over the assets of a company or limited liability partnership, personal guarantees, limited in amount, from the directors of a company or limited liability partnership and key man insurance. The Group maintains policies setting out which types of collateral valuation are acceptable, maximum loan to value (LTV) ratios and other criteria that are to be considered when reviewing an application. The fundamental business proposition must evidence the ability of the business to generate funds from normal business sources to repay a customer or counterparty’s financial commitment, rather than reliance on the disposal of any security provided.
Although lending decisions are primarily based on expected cash flows, any collateral provided may impact the pricing and other terms of a loan or facility granted. This will have a financial impact on the amount of net interest income recognised and on internal loss given default estimates that contribute to the determination of asset quality and returns.
The Group requires collateral to be realistically valued by an appropriately qualified source, independent of both the credit decision process and the customer, at the time of borrowing. In certain circumstances, for Retail residential mortgages this may include the use of automated valuation models based on market data, subject to accuracy criteria and LTV limits. Where third parties are used for collateral valuations, they are subject to regular monitoring and review. Collateral values are subject to review, which will vary according to the type of lending, collateral involved and account performance. Such reviews are undertaken to confirm that the value recorded remains appropriate and whether revaluation is required, considering, for example, account performance, market conditions and any information available that may indicate that the value of the collateral has materially declined. In such instances, the Group may seek additional collateral and/or other amendments to the terms of the facility. The Group adjusts estimated market values to take account of the costs of realisation and any discount associated with the realisation of the collateral when estimating credit losses.
The Group considers risk concentrations by collateral providers and collateral type with a view to ensuring that any potential undue concentrations of risk are identified and suitably managed by changes to strategy, policy and/or business plans.
The Group seeks to avoid correlation or wrong-way risk where possible. Under the Group’s repurchase (repo) policy, the issuer of the collateral and the repo counterparty should be neither the same nor connected. The same rule applies for derivatives. The Risk division has the necessary discretion to extend this rule to other cases where there is significant correlation. Countries with a rating equivalent to AA- or better may be considered to have no adverse correlation between the counterparty domiciled in that country and the country of risk (issuer of securities).
Refer to note 44 on page F-126 for further information on collateral.
Additional mitigation for Retail customers
The Group uses a variety of lending criteria when assessing applications for mortgages and unsecured lending. The general approval process uses credit acceptance scorecards and involves a review of an applicant’s previous credit history using internal data and information held by Credit Reference Agencies (CRA).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
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
In addition, the Group has in place quantitative limits such as maximum limits for individual customer products, the level of borrowing to income and the ratio of borrowing to collateral. Some of these limits relate to internal approval levels and others are policy limits above which the Group will typically reject borrowing applications. The Group also applies certain criteria that are applicable to specific products, for example applications for buy-to-let mortgages.
For UK mortgages, the Group’s policy permits owner occupier applications with a maximum LTV of 95 per cent. This can increase to 100 per cent for specific products where additional security is provided by a supporter of the applicant and held on deposit by the Group. Applications with an LTV above 90 per cent are subject to enhanced underwriting criteria, including higher scorecard cut-offs and loan size restrictions.
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
Additional mitigation for Commercial customers
Individual credit assessment and independent sanction of customer and bank limits: with the exception of small exposures to SME customers where certain relationship managers have limited delegated sanctioning authority, credit risk in commercial customer portfolios is subject to sanction by the independent Risk division, which considers the strengths and weaknesses of individual transactions, the balance of risk and reward, and how credit risk aligns to the Group and divisional risk appetite. Exposure to individual counterparties, groups of counterparties or customer risk segments is controlled through a tiered hierarchy of credit authority delegations and risk-based credit limit guidances per client group for larger exposures. Approval requirements for each decision are based on a number of factors including, but not limited to, the transaction amount, the customer’s aggregate facilities, any risk mitigation in place, credit policy, risk appetite, credit risk ratings and the nature and term of the risk. The Group’s credit risk appetite criteria for counterparty and customer loan underwriting is generally the same as that for loans intended to be held to maturity. All hard loan/bond underwriting must be sanctioned by the Risk division. A pre-approved credit matrix may be used for ‘best efforts’ underwriting.
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
Master netting agreements
It is credit policy that a Group-approved master netting agreement must be used for all derivative and traded product transactions and must be in place prior to trading, with separate documentation required for each Group entity providing facilities. This requirement extends to trades with clients and the counterparties used for the Bank’s own hedging activities, which may also include clearing trades with Central Counterparties (CCPs).
Any exceptions must be approved by the appropriate credit sanctioner. Master netting agreements do not generally result in an offset of balance sheet assets and liabilities for accounting purposes, as transactions are usually settled on a gross basis. However, within relevant jurisdictions and for appropriate counterparty types, master netting agreements do reduce the credit risk to the extent that, if an event of default occurs, all trades with the counterparty may be terminated and settled on a net basis. The Group’s overall exposure to credit risk on derivative instruments subject to master netting agreements can change substantially within a short period, since this is the net position of all trades under the master netting agreement.
Other credit risk transfers
The Group also undertakes asset sales, credit derivative based transactions, securitisations (including significant risk transfer transactions), purchases of credit default swaps and purchase of credit insurance as a means of mitigating or reducing credit risk and/or risk concentration, taking into account the nature of assets and the prevailing market conditions.
MONITORING
In conjunction with the Risk division, businesses identify and define portfolios of credit and related risk exposures and the key behaviours and characteristics by which those portfolios are managed and monitored. This entails the production and analysis of regular portfolio monitoring reports for review by senior management. The Risk division in turn produces an aggregated view of credit risk across the Group, including reports on material credit exposures, concentrations, concerns and other management information, which is presented to the divisional risk committees and forums, Group Risk Committee and the Board Risk Committee.
Models
The performance of all models used in credit risk is monitored in line with the Group’s model governance framework - see model risk on page 86.
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
The Group classifies accounts as forborne at the time a customer in financial difficulty is granted a concession. However, where customers were temporarily impacted by COVID-19, the Group looked to follow regulator principles and guidance on the granting of concessions resulting from the impact of the pandemic.
Balances in default or classified as Stage 3 are always considered to be non-performing. Balances may be non-performing but not in default or Stage 3, where for example they are within their non-performing forbearance cure period.
Non-performing exposures can be reclassified as performing forborne after a minimum 12-month cure period, providing there are no past due amounts or concerns regarding the full repayment of the exposure. A minimum of a further 24 months must pass from the date the forborne exposure was reclassified as performing forborne before the account can exit forbearance. If conditions to exit forbearance are not met at the end of this probation period, the exposure shall continue to be identified as forborne until all the conditions are met.
The Group’s treatment of loan renegotiations is included in the impairment policy in note 2(H) on page F-19.
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
Support for customers during the COVID-19 pandemic
Working closely with the UK Government and regulators, the Group supported its retail, small business and commercial customers through a comprehensive and unprecedented range of flexible measures to help alleviate temporary financial pressure on customers during the crisis.
For retail customers, the Group provided payment holidays of up to three months across a range of products including mortgages, personal loans, credit cards and motor finance, extensions of up to 6 months in total were available.
Similarly, the Group provided significant support for its small business and commercial customers as well as providing loans to businesses under the different government schemes, including Bounce Back Loan Scheme (BBLS), Coronavirus Business Interruption Loan Scheme (CBILS) and Coronavirus Large Business Interruption Loan Scheme (CLBILS). These schemes closed in March 2021, replaced by the Recovery Loan Scheme through which the Group is also providing support. The Group continues to provide ongoing support to BBLS customers through the Pay As You Grow (PAYG) scheme, where customers are able to access a number of options including repayment holidays and term extensions. The Group also supported its customers through repayment holidays and its own COVID-19 fund which included fee-free lending for new overdrafts or overdraft limit increases as well as new or increased invoice discounting and finance facilities. The Group also offered SME customers a mentoring service to help navigate a path beyond the pandemic.
LLOYDS BANK GROUP CREDIT RISK PORTFOLIO IN 2021
Overview
•Performance across the Group’s lending portfolios has been robust, driven in part by the successful public policy interventions to address the financial impacts of COVID-19, including government-backed lending schemes and payment holidays, which have limited the increase in unemployment and helped keep credit defaults and business failures low
•Portfolios have also benefitted from the Group’s proactive risk management and prudent credit risk appetite, with robust cashflow criteria and LTVs in the Group's secured portfolios
•However, looking forward some portfolio deterioration may be expected, especially considering the withdrawal of government COVID-19 support measures and effects from a number of downside risks, including higher inflation and rising interest rates
•Repayments under the government-backed lending schemes began in the second half of 2021, with arrears levels being carefully monitored, alongside continued review of customer trends and indicators to ensure early signs of customer distress are quickly identified
•The Group continues to hold appropriate expected credit loss (ECL) allowances in light of the uncertainties and to protect against downside risks
•The impairment credit in 2021 was £1,318 million, compared to a charge of £4,060 million in 2020. The full-year credit resulted from a release of expected credit loss allowances based upon improvements to the macroeconomic outlook for the UK, combined with robust observed credit performance, with a low run rate impairment charge
•As a result, the Group’s customer related ECL allowances reduced in the period from £6,127 million to £3,998 million. Reductions in Commercial Banking ECL allowances also reflected improved outcomes on restructuring cases, reduction in Stage 2 exposures and lower flows to default
•Stage 2 loans and advances to customers reduced from £51,280 million to £34,884 million and as a percentage of total lending reduced by 3.4 percentage points to 7.2 per cent (31 December 2020: 10.6 per cent), predominantly reflecting the improvement in the Group’s forward-looking macroeconomic assumptions. Of these, 89.0 per cent were up to date (31 December 2020: 91.6 per cent). Stage 2 coverage reduced to 3.4 per cent (31 December 2020: 4.6 per cent)
•Stage 3 loans and advances to customers reduced in the period to £6,406 million (31 December 2020: £6,443 million) but remained stable as a percentage of total lending at 1.3 per cent (31 December 2020: 1.3 per cent). Stage 3 coverage reduced by 5.0 percentage points to 27.4 per cent (31 December 2020: 32.4 per cent), largely driven by an increase in Retail BBLS assets which hold zero ECL allowances due to the UK Government guarantee in place, the improved macroeconomic outlook, and a small number of single name releases in Commercial Banking, including coronavirus impacted restructuring cases

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Prudent risk appetite and risk management
•The Group continues to take a prudent approach to credit risk and has a through-the-cycle credit risk appetite, while working closely with customers to help and support them through and recover from the crisis
•Sector and asset class concentrations within the portfolios are closely monitored and controlled, with mitigating actions taken where appropriate. Sector and product caps and policies limit exposure to certain higher risk and vulnerable sectors and asset classes
•The Group’s effective risk management seeks to ensure early identification and management of customers and counterparties who may be showing signs of distress
•The Group will continue to work closely with its customers throughout the recovery to ensure they receive the appropriate level of support, including where repayments under the UK Government scheme lending fall due

Impairment (credit) charge by division
	Loans and advances to customers	Loans and advances to banks	Financial assets at fair value through other comprehensive income	Undrawn balances	2021	2020

	£m	£m	£m	£m	£m	£m

UK mortgages	(271)	—	—	(2)	(273)	478
Credit cards	29	—	—	(78)	(49)	800
Loans and overdrafts	83	—	—	(44)	39	739
UK Motor Finance	(149)	—	—	(2)	(151)	226
Other	(7)	—	—	(14)	(21)	141
Retail	(315)	—	—	(140)	(455)	2,384
SME	(218)	—	—	(19)	(237)	264
Corporate and other[1]	(541)	(4)	(3)	(72)	(620)	1,016
Commerical Banking	(759)	(4)	(3)	(91)	(857)	1,280
Other	(7)	—	1	—	(6)	396
Total impairment (credit) charge	(1,081)	(4)	(2)	(231)	(1,318)	4,060
1Corporate and other primarily comprises Mid Corporates and Corporate and Institutional.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
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

Total expected credit loss allowance
	At 31 Dec 2021	At 31 Dec 2020
	£m	£m
Customer related balances
Drawn	3,804	5,701
Undrawn	194	426
	3,998	6,127
Other assets	2	5
Total expected credit loss allowance	4,000	6,132

Movements in total expected credit loss allowance
	Opening ECL at 31 Dec 2020	Write-offs and other[1]	Income statement charge (credit)	Net ECL decrease	Closing ECL at 31 Dec 2021
	£m	£m	£m	£m	£m

UK mortgages	1,027	83	(273)	(190)	837
Credit cards	923	(353)	(49)	(402)	521
Loans and overdrafts	715	(309)	39	(270)	445
UK Motor Finance	501	(52)	(151)	(203)	298
Other	229	(43)	(21)	(64)	165
Retail	3,395	(674)	(455)	(1,129)	2,266
SME	502	(10)	(237)	(247)	255
Corporate and other	1,813	(132)	(620)	(752)	1,061
Commercial Banking	2,315	(142)	(857)	(999)	1,316
Other	422	2	(6)	(4)	418
Total[2]	6,132	(814)	(1,318)	(2,132)	4,000
1Contains adjustments in respect of purchased or originated credit-impaired financial assets.
2Total ECL includes £2 million relating to other non customer-related assets (31 December 2020: £5 million).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Loans and advances to customers and reverse repurchase agreements and expected credit loss allowance
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 2 as % of total	Stage 3 as % of total
	£m	£m	£m	£m	£m	%	%
At 31 December 2021
Loans and advances to customers and reverse repurchase agreements
UK mortgages	273,629	21,798	1,940	10,977	308,344	7.1	0.6
Credit cards	12,148	2,077	292	—	14,517	14.3	2.0
Loans and overdrafts	8,181	1,105	271	—	9,557	11.6	2.8
UK Motor Finance	12,247	1,828	201	—	14,276	12.8	1.4
Other	16,414	1,959	778	—	19,151	10.2	4.1
Retail	322,619	28,767	3,482	10,977	365,845	7.9	1.0
SME	27,260	3,002	843	—	31,105	9.7	2.7
Corporate and other	32,056	3,081	2,019	—	37,156	8.3	5.4
Commercial Banking	59,316	6,083	2,862	—	68,261	8.9	4.2
Other[1]	47,143	34	62	—	47,239	0.1	0.1
Total gross lending	429,078	34,884	6,406	10,977	481,345	7.2	1.3
ECL allowance on drawn balances	(909)	(1,112)	(1,573)	(210)	(3,804)
Net balance sheet carrying value	428,169	33,772	4,833	10,767	477,541

Customer related ECL allowance (drawn and undrawn)
UK mortgages	49	394	184	210	837
Credit cards	144	249	128	—	521
Loans and overdrafts	136	170	139	—	445
UK Motor Finance[2]	108	74	116	—	298
Other	45	65	55	—	165
Retail	482	952	622	210	2,266
SME	61	104	90	—	255
Corporate and other	63	140	857	—	1,060
Commercial Banking	124	244	947	—	1,315
Other	406	2	9	—	417
Total	1,012	1,198	1,578	210	3,998

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers and reverse repurchase agreements[3]
UK mortgages	—	1.8	9.5	1.9	0.3
Credit cards	1.2	12.0	56.9	—	3.6
Loans and overdrafts	1.7	15.4	67.5	—	4.7
UK Motor Finance	0.9	4.0	57.7	—	2.1
Other	0.3	3.3	13.8	—	0.9
Retail	0.1	3.3	20.9	1.9	0.6
SME	0.2	3.5	12.7	—	0.8
Corporate and other	0.2	4.5	42.5	—	2.9
Commercial Banking	0.2	4.0	34.8	—	1.9
Other	0.9	5.9	14.5	—	0.9
Total	0.2	3.4	27.4	1.9	0.8
1Includes reverse repos of £46.7 billion.
2UK Motor Finance for Stages 1 and 2 include £95 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.
3Total and Stage 3 ECL allowance as a percentage of drawn balances exclude loans in recoveries in credit cards of £67 million, loans and overdrafts of £65 million, Retail other of £379 million, SME of £135 million and Corporate and other of £4 million.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 2 as % of total	Stage 3 as % of total
	£m	£m	£m	£m	£m	%	%
At 31 December 2020
Loans and advances to customers and reverse repurchase agreements
UK mortgages	251,418	29,018	1,859	12,511	294,806	9.8	0.6
Credit cards	11,496	3,273	340	—	15,109	21.7	2.3
Loans and overdrafts	7,710	1,519	307	—	9,536	15.9	3.2
UK Motor Finance	12,786	2,216	199	—	15,201	14.6	1.3
Other	17,879	1,304	184	—	19,367	6.7	1.0
Retail	301,289	37,330	2,889	12,511	354,019	10.5	0.8
SME	27,015	4,500	791	—	32,306	13.9	2.4
Corporate and other	29,882	9,438	2,694	—	42,014	22.5	6.4
Commercial Banking	56,897	13,938	3,485	—	74,320	18.8	4.7
Other[1]	57,422	12	69	—	57,503	—	0.1
Total gross lending	415,608	51,280	6,443	12,511	485,842	10.6	1.3
ECL allowance on drawn balances	(1,347)	(2,125)	(1,968)	(261)	(5,701)
Net balance sheet carrying value	414,261	49,155	4,475	12,250	480,141

Customer related ECL allowance (drawn and undrawn)
UK mortgages	107	468	191	261	1,027
Credit cards	240	530	153	—	923
Loans and overdrafts	224	344	147	—	715
UK Motor Finance[2]	197	171	133	—	501
Other	46	124	59	—	229
Retail	814	1,637	683	261	3,395
SME	142	234	126	—	502
Corporate and other	172	475	1,161	—	1,808
Commercial Banking	314	709	1,287	—	2,310
Other	410	—	12	—	422
Total	1,538	2,346	1,982	261	6,127

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers and reverse repurchase agreements[3]
UK mortgages	—	1.6	10.3	2.1	0.3
Credit cards	2.1	16.2	56.0	—	6.1
Loans and overdrafts	2.9	22.6	64.2	—	7.6
UK Motor Finance	1.5	7.7	66.8	—	3.3
Other	0.3	9.5	39.3	—	1.2
Retail	0.3	4.4	25.2	2.1	1.0
SME	0.5	5.2	19.1	—	1.6
Corporate and other	0.6	5.0	43.2	—	4.3
Commercial Banking	0.6	5.1	38.5	—	3.1
Other	0.7	—	17.4	—	0.7
Total	0.4	4.6	32.4	2.1	1.3
1Includes reverse repos of £54.4 billion.
2UK Motor Finance for Stages 1 and 2 include £192 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.
3Total and Stage 3 ECL allowance as a percentage of drawn balances exclude loans in recoveries in credit cards of £67 million, loans and overdrafts of £78 million, Retail other of £34 million, SME of £132 million and Corporate and other of £6 million.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Stage 2 loans and advances to customers and expected credit loss allowance
	Up to date						1-30 days past due[2]			Over 30 days past due			Total
	PD movements			Other[1]
	Gross lending	ECL[3]	As % of gross lending	Gross lending	ECL[3]	As % of gross lending	Gross lending	ECL[3]	As % of gross lending	Gross lending	ECL[3]	As % of gross lending	Gross lending	ECL[3]	As % of gross lending
	£m	£m	%	£m	£m	%	£m	£m	%	£m	£m	%	£m	£m	%
At 31 December 2021
UK mortgages	14,845	132	0.9	4,133	155	3.8	1,433	38	2.7	1,387	69	5.0	21,798	394	1.8
Credit cards	1,755	176	10.0	210	42	20.0	86	20	23.3	26	11	42.3	2,077	249	12.0
Loans and overdrafts	505	82	16.2	448	43	9.6	113	30	26.5	39	15	38.5	1,105	170	15.4
UK Motor Finance	581	20	3.4	1,089	26	2.4	124	19	15.3	34	9	26.5	1,828	74	4.0
Other	538	41	7.6	990	15	1.5	294	6	2.0	137	3	2.2	1,959	65	3.3
Retail	18,224	451	2.5	6,870	281	4.1	2,050	113	5.5	1,623	107	6.6	28,767	952	3.3
SME	2,689	96	3.6	192	5	2.6	41	2	4.9	80	1	1.3	3,002	104	3.5
Corporate and other	2,966	138	4.7	69	2	2.9	8	—	—	38	—	—	3,081	140	4.5
Commercial Banking	5,655	234	4.1	261	7	2.7	49	2	4.1	118	1	0.8	6,083	244	4.0
Other	18	—	—	6	1	16.7	2	—	—	8	1	12.5	34	2	5.9
Total	23,897	685	2.9	7,137	289	4.0	2,101	115	5.5	1,749	109	6.2	34,884	1,198	3.4
At 31 December 2020
UK mortgages	22,569	215	1.0	3,078	131	4.3	1,648	43	2.6	1,723	79	4.6	29,018	468	1.6
Credit cards	2,924	408	14.0	220	76	34.5	93	27	29.0	36	19	52.8	3,273	530	16.2
Loans and overdrafts	959	209	21.8	388	68	17.5	126	45	35.7	46	22	47.8	1,519	344	22.6
UK Motor Finance	724	62	8.6	1,321	55	4.2	132	37	28.0	39	17	43.6	2,216	171	7.7
Other	512	56	10.9	651	44	6.8	69	14	20.3	72	10	13.9	1,304	124	9.5
Retail	27,688	950	3.4	5,658	374	6.6	2,068	166	8.0	1,916	147	7.7	37,330	1,637	4.4
SME	4,229	219	5.2	150	6	4.0	40	5	12.5	81	4	4.9	4,500	234	5.2
Corporate and other	9,151	469	5.1	83	3	3.6	28	2	7.1	176	1	0.6	9,438	475	5.0
Commercial Banking	13,380	688	5.1	233	9	3.9	68	7	10.3	257	5	1.9	13,938	709	5.1
Other	1	—	—	11	—	—	—	—	—	—	—	—	12	—	—
Total	41,069	1,638	4.0	5,902	383	6.5	2,136	173	8.1	2,173	152	7.0	51,280	2,346	4.6
1Includes forbearance, client and product-specific indicators not reflected within quantitative PD assessments.
2Includes assets that have triggered PD movements, or other rules, given that being 1-29 days in arrears in and of itself is not a Stage 2 trigger.
3Expected credit loss allowance on loans and advances to customers (drawn and undrawn).
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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Retail
•Performance in the Retail portfolio has remained robust, driven in part by the successful public policy interventions, government-backed lending schemes and payment holidays, which have limited unemployment and helped keep credit defaults and business failures low. The portfolio has also benefitted from proactive risk management and the continued low interest rate environment
–New business quality remains strong
–Early arrears rates remain below pre-pandemic levels on personal lending products
–Coverage across all IFRS 9 stages has decreased largely due to the improved macroeconomic outlook
•Strong credit performance and an improved economic outlook have allowed the Group to progressively unwind many of the additional precautionary credit quality controls introduced during the pandemic, whilst continuing to ensure that customers and the Group remain protected against any remaining uncertainty in the economy and cost of living increases
•A Retail impairment credit of £455 million for 2021 compares to a charge of £2,384 million for 2020. This significant decrease resulted from a release of customer related expected credit loss (ECL) allowances driven by the Group's improved macroeconomic outlook, combined with robust observed credit performance, with charges relating to flows to arrears and defaults remaining low despite expiry of all payment holidays
•Existing IFRS 9 staging rules and triggers have been maintained across Retail, with the exception of minor changes to the Loans & Overdraft portfolios to tighten criteria and align to the credit cards portfolio. Transfers between stages have been primarily driven by credit risk rating movements and the estimated impact of the economic factors on a customer’s forward-looking default risk
•Retail customer related ECL allowance as a percentage of drawn loans and advances (coverage) decreased to 0.6 per cent (31 December 2020: 1.0 per cent) due to the favourable updates in the Group’s economic forecast. As at 31 December 2021 the majority of ECL decreases are reflected within Stage 2 under IFRS 9, representing cases which have observed a significant increase in credit risk since origination (SICR)
•Stage 2 loans and advances comprises 7.9 per cent of the Retail portfolio (31 December 2020: 10.5 per cent), of which 87.2 per cent are up to date, performing loans (31 December 2020: 89.3 per cent)
•Stage 2 ECL coverage has decreased to 3.3 per cent (31 December 2020: 4.4 per cent), reflecting the improved macroeconomic outlook
•Stage 3 loans and advances have remained broadly flat at 1.0 per cent of total loans and advances (31 December 2020: 0.8 per cent and Stage 3 ECL coverage decreased to 20.9 per cent (31 December 2020: 25.2 per cent) due to an increase in BBLS assets which hold zero ECL due to the government guarantee in place, and the improved macroeconomic outlook
Portfolios
UK mortgages
•The UK mortgages portfolio is well positioned with low arrears and a strong loan to value (LTV) profile. The Group has actively improved the quality of the portfolio over the years using robust affordability and credit controls, while the balances of higher risk portfolios originated prior to 2008 have continued to reduce
•While the housing market has remained resilient throughout 2021 with strong customer demand, the Group has taken action to protect credit quality and participates in the government guarantee scheme for greater than 90 per cent LTVs, which provides risk mitigation at the highest exposures
•Total loans and advances increased to £308.3 billion (31 December 2020: £294.8 billion), with a small reduction in average LTV to 42.1 per cent (31 December 2020: 43.5 per cent). The proportion of balances with an LTV greater than 90 per cent decreased to 0.5 per cent (31 December 2020: 0.6 per cent). The average LTV of new business decreased to 63.3 per cent (31 December 2020: 63.9 per cent)
•There was an impairment credit of £273 million for 2021 compared to a charge of £478 million for 2020, reflecting improvements to the UK's macroeconomic outlook and improved house prices. Total ECL coverage remained stable at 0.3 per cent (31 December 2020: 0.3 per cent)
•Stage 2 loans and advances decreased to 7.1 per cent of the portfolio (31 December 2020: 9.8 per cent) and Stage 2 ECL coverage has increased to 1.8 per cent (31 December 2020: 1.6 per cent). These impacts also reflect improvements in the UK's macroeconomic outlook, with a reduction in balances transferred into Stage 2 based on the forward-looking view of their credit performance, in addition to favourable experience and house price assumptions
•Stage 3 loans and advances remained stable at 0.6 per cent of the portfolio (31 December 2020: 0.6 per cent) and Stage 3 ECL coverage decreased to 9.5 per cent (31 December 2020: 10.3 per cent). This reflects favourable credit performance, in addition to favourable house price assumptions (both observed and forecast)
Credit cards
•Credit cards balances decreased to £14.5 billion (31 December 2020 £15.1 billion) due to reduced levels of customer spend
•There was an impairment credit of £49 million for 2021, compared to a charge of £800 million for 2020, reflecting lower than anticipated arrears emergence and improvements in the macroeconomic outlook. Total ECL coverage decreased to 3.6 per cent (31 December 2020: 6.1 per cent)
•This favourability is reflected in Stage 2 loans and advances which decreased to 14.3 per cent of the portfolio (31 December 2020: 21.7 per cent) and Stage 2 ECL coverage which has reduced to 12.0 per cent (31 December 2020: 16.2 per cent)
•Stage 3 loans and advances decreased to 2.0 per cent of the portfolio (31 December 2020: 2.3 per cent) and Stage 3 ECL coverage increased to 56.9 per cent (31 December 2020: 56.0 per cent)

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Loans and overdrafts
•Loans and advances for personal current account and the personal loans portfolios remained broadly flat at £9.6 billion (31 December 2020: £9.5 billion), reflecting recovering customer demand with rising economic activity
•The impairment charge was £39 million for the full year 2021 compared to £739 million for the full year 2020. This decrease is due to the improved outlook within the Group's macroeconomic forecasts, in addition to favourable credit performance, reducing both Stage 2 ECL coverage to 15.4 per cent (31 December 2020: 22.6 per cent) and overall ECL coverage to 4.7 per cent (31 December 2020: 7.6 per cent)
UK Motor Finance
•The UK Motor Finance portfolio decreased from £15.2 billion for 2020 to £14.3 billion for 2021 due to reduced market activity and new car supply issues as a result of the pandemic
•There was an impairment credit of £151 million for 2021 compared to a charge of £226 million for 2020, reflecting improvements to the Group's macroeconomic outlook and higher than expected used car prices. ECL coverage decreased to 2.1 per cent (31 December 2020: 3.3 per cent)
•Updates to Residual Value (RV) and Voluntary Termination (VT) risk held against Personal Contract Purchase (PCP) and Hire Purchase (HP) lending are included within the impairment charge. Observed car price gains partially driven by global supply issues, supported by better than expected disposal experience, result in combined RV and VT provisions of £95 million as at 31 December 2021 (31 December 2020: £192 million)
•Stage 2 ECL coverage decreased to 4.0 per cent (31 December 2020: 7.7 per cent) and Stage 3 ECL coverage decreased to 57.7 per cent (31 December 2020: 66.8 per cent) this reflects favourable credit performance, in addition to updates to the Group's outlook on used car prices
Other
•Other loans and advances decreased slightly to £19.2 billion (31 December 2020: £19.4 billion). The decrease was largely driven by a reduction in balances on the Bounce Back Loan Scheme (BBLS) and the Coronavirus Business Interruption Loan Scheme (CBILS) as the schemes closed in March 2021 and repayments commenced from the second quarter of 2021
•Bounce Back Loans benefit from Pay as You Grow (PAYG) options including repayment holidays and term extensions which have the potential to delay recognition of customer financial difficulties
•Stage 3 loans and advances increased to 4.1 per cent (31 December 2020: 1.0 per cent) driven largely by BBLS assets. However, Stage 3 coverage reduced to 13.8 per cent (31 December 2020: 39.3 per cent) as these assets hold zero ECL due to government guarantees in place
•There was an impairment credit of £21 million for 2021 compared to a charge of £141 million for 2020, primarily due to the improved outlook within the Group's economic forecasts

Retail UK mortgages loans and advances to customers
	At 31 Dec 2021[1]	At 31 Dec 2020[1]
	£m	£m
Mainstream	248,013	234,273
Buy-to-let	51,111	49,634
Specialist	9,220	10,899
Total	308,344	294,806
1Balances include the impact of HBOS-related acquisition adjustments.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Interest only mortgages
The Group provides interest only mortgages to owner occupier mortgage customers whereby only payments of interest are made for the term of the mortgage with the customer responsible for repaying the principal outstanding at the end of the loan term. At 31 December 2021, owner occupier interest only balances as a proportion of total owner occupier balances had reduced to 18.7 per cent (31 December 2020: 21.6 per cent). The average indexed loan to value remained low at 36.8 per cent (31 December 2020: 39.0 per cent).
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

Analysis of owner occupier interest only mortgages
	At 31 Dec 2021	At 31 Dec 2020
	Total	Total
Interest only balances (£m)	48,128	53,077
Stage 1 (%)	70.7	69.0
Stage 2 (%)	17.1	16.3
Stage 3 (%)	2.8	1.7
Purchased or originated credit-impaired (%)	9.4	13.0

Average loan to value (%)	36.8	39.0

Maturity profile (£m)
Due	1,803	1,626
1 year	1,834	2,045
2-5 years	8,889	9,450
6-10 years	17,882	18,351
>11 years	17,720	21,605

Past term interest only balances (£m)[1]	1,790	1,715
Stage 1 (%)	0.7	0.7
Stage 2 (%)	33.0	28.9
Stage 3 (%)	29.6	24.2
Purchased or originated credit-impaired (%)	36.7	46.2

Average loan to value (%)	33.0	34.4
Negative equity (%)	1.8	2.5
1Balances where all interest only elements have moved past term. Some may subsequently have had a term extension, so are no longer classed as due.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Retail forbearance
The basis of disclosure for forbearance is aligned to definitions used in the European Banking Authority’s FINREP reporting. Total forbearance for the major retail portfolios has improved by £476 million to £5.4 billion driven primarily by a reduction in customers where the treatment sees arrears reset and are added to the loan balance (capitalisations).
The main customer treatments included are: repair, where arrears are added to the loan balance and the arrears position cancelled; instances where there are suspensions of interest and/or capital repayments; past term interest only mortgages; and refinance personal loans.
As a percentage of loans and advances, forbearance loans improved to 1.5 per cent at 31 December 2021 (31 December 2020: 1.7 per cent).
Total expected credit losses (ECL) as a proportion of loans and advances which are forborne has increased to 7.2 per cent (31 December 2020: 7.0 per cent).

Retail forborne loans and advances (audited)
	Total	Of which Stage 2	Of which Stage 3	Of which purchased or originated credit- impaired	Expected credit losses as a % of total loans and advances which are foreborne[1]
	£m	£m	£m	£m	%
At 31 December 2021[2]
UK mortgages	4,725	1,216	901	2,600	3.2
Credit cards	288	90	141	—	32.9
Loans and overdrafts	312	99	131	—	33.8
UK Motor Finance	102	38	62	—	37.0
Total	5,427	1,443	1,235	2,600	7.2
At 31 December 2020
UK mortgages	5,106	1,192	823	3,081	3.6
Credit cards	356	130	191	—	40.0
Loans and overdrafts	353	154	146	—	36.5
UK Motor Finance	88	50	34	—	36.3
Total	5,903	1,526	1,194	3,081	7.0
1Expected credit loss allowance as a percentage of total loans and advances which are forborne is calculated excluding loans in recoveries for Credit cards, Loans and overdrafts (31 December 2021: £87 million; 31 December 2020: £75 million).
2In line with FINREP reporting and regulatory guidelines, Retail forborne loans and advances do not include COVID-19 moratoria.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Commercial Banking
Portfolio overview
•Commercial Banking has actively supported its customers throughout the pandemic, through a range of propositions including capital repayment holidays, working capital line increases and financial covenant waivers, as well as supporting small businesses and corporates through full use of the UK Government lending schemes
•Credit performance across the portfolios has been robust, driven in part by the strong market liquidity and government intervention measures, which have helped to support clients and kept credit defaults and business failures at low levels. Portfolios have also benefitted from the Group’s prudent risk management and the continued low interest rate environment
•As the economy continued its recovery and business’ cashflows started to normalise, there has been an improvement in customer credit risk ratings, particularly in the larger corporates segment of Commercial, partially reversing some of the downgrades seen earlier during the pandemic. The Corporate and Institutional business continues to have a predominance of investment grade clients and is well positioned against the uncertain economic outlook
•While some sectors such as travel, transportation, non-essential retail, leisure and hospitality were particularly impacted by the crisis, exposure to these sectors remains relatively limited and, in general, sectors have been more resilient than anticipated to date. The Group still expects recovery to be slower in a few of the impacted sectors and anticipates longer term structural changes in these, and a number of other sectors. Sector and credit risk appetite continue to be proactively managed to ensure the Group is protected, and customers are supported in the right way
•The SME portfolio remains largely secured and credit impacts have been relatively muted throughout the pandemic, recognising that Government support measures have prevented more widespread defaults and business failures. Repayments under the UK Government lending schemes began in the second half of 2021, with low arrears to date. The level of arrears continues to be carefully monitored, with early risk mitigation activities taken as appropriate
•Even though economic conditions have improved, significant uncertainties remain, with a number of prevailing headwinds and the withdrawal of the Government COVID-19 support measures yet to impact portfolio performance. Some credit deterioration is therefore expected in 2022
•However, the Group continues to support its more vulnerable customers early through focused risk management via its Watchlist and Business Support framework, and will continue to balance prudent risk appetite with ensuring support for financially viable customers on their road to recovery
Impairments
•There was an impairment credit of £857 million in 2021, compared to an impairment charge of £1,280 million in 2020. The credit for 2021 includes a release of expected credit loss (ECL) allowances resulting from improvements to the Group's view of the UK macroeconomic outlook, and a net release on coronavirus impacted restructuring cases within the Business Support Unit (BSU). The remaining net release reflects other Stage 3 releases, credit quality improvements, reduced balance sheet lending, and low levels of gross charges from cases flowing into default. As a result, total ECL allowances reduced by £995 million to £1,315 million at 31 December 2021 (31 December 2020: £2,310 million)
•The Group recognises that credit quality has been partly supported by the UK Government schemes and the ECL provision at 31 December 2021 assumes some additional losses will emerge now that the support has ended and structural change starts to emerge in some sectors
•Stage 2 loans and advances reduced by £7,855 million to £6,083 million (31 December 2020: £13,938 million), largely driven by the improvement in the Group's forward-looking economic assumptions, with 97.3 per cent of Stage 2 balances up to date. As a result, Stage 2 as a proportion of total loans and advances to customers reduced to 8.9 per cent (31 December 2020: 18.8 per cent). Stage 2 ECL coverage was lower at 4.0 per cent (31 December 2020: 5.1 per cent) with the reduction in coverage a direct result of the change in the forward-look multiple economic scenarios
•Stage 3 loans and advances reduced to £2,862 million (31 December 2020: £3,485 million) and as a proportion of total loans and advances to customers, reduced to 4.2 per cent (31 December 2020: 4.7 per cent). SME customer flows to Stage 3 have been lower and non-SME flows were offset by repayments and write-offs. Stage 3 ECL coverage reduced to 34.8 per cent (31 December 2020: 38.5 per cent) predominantly driven by the release of provisions on a small number of cases in Business Support, including coronavirus impacted restructuring cases, where coverage levels were relatively higher
Commercial Banking UK Direct Real Estate
•Commercial Banking UK Direct Real Estate gross lending stood at £10.9 billion at 31 December 2021 (net of exposures subject to protection through Significant Risk Transfer (SRT) securitisations). The Group has a further £0.7 billion of real estate lending in Business Banking within the Retail division
•The Group classifies Direct Real Estate as exposure which is directly supported by cash flows from property activities (as opposed to trading activities, such as hotels, care homes and housebuilders). Exposures of £5.2 billion to social housing providers are also excluded
•Recognising this is a cyclical sector, policies and caps are in place to control origination quality and exposure levels, including in a number of asset type categories. The Group's focus remains on the UK market and business propositions have been written in line with a prudent, through-the-cycle risk appetite with conservative LTVs, strong quality of income, proven management teams and predominately in stronger sub sectors
•Overall performance has proved resilient despite the rent collection challenge during COVID-19. Retail and Leisure have remained the most challenged sub sectors, but despite this, the portfolio remains well positioned and proactively managed, with appropriate risk mitigants in place:
–Exposures continue to be heavily weighted towards investment real estate (c.90 per cent) rather than development. Of these investment exposures, over 82 per cent have an LTV of less than 60 per cent, with an average LTV of 42 per cent
–Approximately 90 per cent of exposures greater than £5 million have an interest cover ratio of greater than 2.0 times and in SME, LTV at origination has been typically limited to c.55 per cent, given prudent repayment cover criteria (which includes a notional base rate serviceability stress)
–Approximately 55 per cent of exposures relate to commercial real estate (with no speculative development lending) with the remainder predominantly related to residential real estate. The underlying sub sector split is diversified with more limited exposure to higher risk sub sectors (c.14 per cent of exposures secured by Retail assets, with appetite tightened since 2018)
–In the office sub sector, risk appetite continues to be proactively managed with appropriate risk mitigation tightening seen in 2021. The Group remains focused on high quality origination in this sector
–Use of Significant Risk Transfer (SRT) securitisations also acts as a risk mitigant, with run-off of these carefully managed and tracked

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
–Both investment and development lending is subject to specific credit risk appetite criteria. Development lending criteria includes maximum loan to gross development value and maximum loan to cost, with funding typically only released against completed work, as confirmed by the Group’s monitoring quantity surveyor

LTV – UK Direct Real Estate
	At 31 December 2021[1,2,3]				At 31 December 2020[1,2,3]
	Stage 1/2	Stage 3	Total		Stage 1/2	Stage 3	Total
	£m	£m	£m	%	£m	£m	£m	%
Investment exposures
Less than 60%	6,461	52	6,513	83.2	5,942	48	5,990	80.2
60% to 70%	617	5	622	8.0	826	7	833	11.2
70% to 80%	129	13	142	1.8	143	—	143	1.9
80% to 100%	84	2	86	1.1	48	4	52	0.7
100% to 120%	6	102	108	1.4	69	70	139	1.9
120% to 140%	4	—	4	0.1	—	40	40	0.5
Greater than 140%	12	46	58	0.7	—	47	47	0.6
Unsecured[4]	288	—	288	3.7	125	97	222	3.0
Subtotal	7,601	220	7,821	100.0	7,153	313	7,466	100.0
Other[5]	1,460	27	1,487		2,809	39	2,848
Total investment	9,061	247	9,308		9,962	352	10,314
Development	1,233	17	1,250		1,620	27	1,647
UK Government Supported Lending[6]	362	5	367		429	2	431
Total	10,656	269	10,925		12,011	381	12,392
1Excludes Commercial Banking UK Direct Real Estate exposures subject to protection through Significant Risk Transfer transactions.
2Excludes £0.7 billion in Business Banking, within the Retail division (31 December 2020: £1.0 billion).
3Increased LTV granularity provided for 2021 Investment exposures; for 2020 LTV breakdown only provided for Investment exposures >£1 million.
4Predominantly Investment grade corporate CRE lending where the Group is relying on the corporate covenant.
5Mainly higher volume/lower value exposure within the SME <£1 million real estate portfolio.
6Bounce Back Loan Scheme (BBLS) and Coronavirus Business Interruption Loan Scheme (CBILS) lending to real estate clients, where government guarantees are in place at 100 per cent and 80 per cent, respectively.
Commercial Banking forbearance

Commercial Banking forborne loans and advances (audited)
	Total	Of which Stage 3
	£m	£m
At 31 December 2021
Type of forbearance
Refinancing	14	11
Modification	3,624	2,851
Total	3,638	2,862
At 31 December 2020
Type of forbearance
Refinancing	16	15
Modification	4,271	3,470
Total	4,287	3,485

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
LOAN PORTFOLIO
SUMMARY OF LOAN LOSS EXPERIENCE

	2021	2020	2019
IFRS	£m	£m	£m
Gross lending to banks and customers	488,819	491,796	482,485
Allowance for impairment losses in relation to lending to banks and customers	3,804	5,705	3,163
Ratio of allowance for credit losses to total loans (%)	0.8	1.2	0.7

	2021	2020	2019
IFRS	£m	£m	£m
Advances written off, net of recoveries
Loans and advances to banks and reverse repurchase agreements	—	—	—
Loans and advances to customers and reverse repurchase agreements:
Mortgages	(55)	(71)	(38)
Other personal lending	(626)	(849)	(768)
Property companies and construction	(124)	(65)	(362)
Financial, business and other services	(41)	(39)	(146)
Transport, distribution and hotels	(32)	(52)	(49)
Manufacturing	(2)	(6)	(1)
Other	(55)	(197)	(93)
Total net advances written off	(935)	(1,279)	(1,457)
Net write-offs during the year represented 0.2 per cent of average lending (2020: 0.3 per cent; 2019: 0.3 per cent); for mortgages, net write-offs in the year represented 0.02 per cent of average lending (2020: 0.02 per cent; 2019: 0.01 per cent).

	Allowance for expected credit losses			As a percentage of closing lending
	2021	2020	2019	2021	2020	2019
IFRS	£m	£m	£m	%	%	%
Loans and advances to banks and reverse repurchase agreements	—	4	—	—	0.1	—
Loans and advances to customers and reverse repurchase agreements:
Mortgages	1,099	1,075	611	0.3	0.4	0.2
Other personal lending	967	1,649	931	3.9	6.5	3.2
Property companies and construction	352	825	443	1.3	2.7	1.4
Financial, business and other services	144	440	191	0.2	0.6	0.3
Transport, distribution and hotels	798	917	502	6.0	6.4	4.0
Manufacturing	53	111	58	1.5	2.5	1.2
Other	391	684	427	1.4	2.4	1.5
At 31 December	3,804	5,705	3,163	0.8	1.2	0.7

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
FUNDING AND LIQUIDITY RISK
DEFINITION
Funding risk is defined as the risk that the Group does not have sufficiently stable and diverse sources of funding or the funding structure is inefficient. Liquidity risk is defined as the risk that the Group has insufficient financial resources to meet its commitments as they fall due, or can only secure them at excessive cost.
EXPOSURE
Liquidity exposure represents the potential stressed outflows in any future period less expected inflows. The Group considers liquidity exposure from both an internal and a regulatory perspective.
MEASUREMENT
Liquidity risk is managed through a series of measures, tests and reports that are primarily based on contractual maturities with behavioural overlays as appropriate. The Group undertakes quantitative and qualitative analysis of the behavioural aspects of its assets and liabilities in order to reflect their expected behaviour.
MITIGATION
The Group manages and monitors liquidity risks and ensures that liquidity risk management systems and arrangements are adequate with regard to the internal risk appetite, Group strategy and regulatory requirements. Liquidity policies and procedures are subject to independent internal oversight by Risk. Overseas branches and subsidiaries of the Group may also be required to meet the liquidity requirements of the entity’s domestic country. Management of liquidity requirements is performed by the overseas branch or subsidiary in line with Lloyds Banking Group policy. The Group plans funding requirements over its planning period, combining business as usual and stressed conditions. The Group manages its liquidity position both with regard to its internal risk appetite and the Liquidity Coverage Ratio (LCR) as required by the PRA, the Capital Requirements Directive (CRD IV) and the Capital Requirements Regulation (CRR) liquidity requirements.
The Group’s funding and liquidity position is underpinned by its significant customer deposit base, and is supported by strong relationships across customer segments. The Group has consistently observed that in aggregate the retail deposit base provides a stable source of funding. Funding concentration by counterparty, currency and tenor is monitored on an ongoing basis and where concentrations do exist, these are managed as part of the planning process and limited by the internal funding and liquidity risk monitoring framework, with analysis regularly provided to senior management.
To assist in managing the balance sheet, the Group operates a Liquidity Transfer Pricing (LTP) process which: allocates relevant interest expenses from the centre to the Group’s banking businesses within the internal management accounts; helps drive the correct inputs to customer pricing; and is consistent with regulatory requirements. LTP makes extensive use of behavioural maturity profiles, taking account of expected customer loan prepayments and stability of customer deposits, modelled on historic data.
The Group can monetise liquid assets quickly, either through the repurchase agreements (repo) market or through outright sale. In addition, the Group has pre-positioned a substantial amount of assets at the Bank of England’s Discount Window Facility which can be used to access additional liquidity in a time of stress. The Group considers diversification across geography, currency, markets and tenor when assessing appropriate holdings of liquid assets. The Group’s liquid asset buffer is available for deployment at immediate notice, subject to complying with regulatory requirements.
MONITORING
Daily monitoring and control processes are in place to address internal and regulatory liquidity requirements. The Group monitors a range of market and internal early warning indicators on a daily basis for early signs of liquidity risk in the market or specific to the Group. This captures regulatory metrics as well as metrics the Group considers relevant for its liquidity profile. These are a mixture of quantitative and qualitative measures, including: daily variation of customer balances; changes in maturity profiles; funding concentrations; changes in LCR outflows; credit default swap (CDS) spreads; and basis risks.
The Group carries out internal stress testing of its liquidity and potential cash flow mismatch position over both short (up to one month) and longer-term horizons against a range of scenarios forming an important part of the internal risk appetite. The scenarios and assumptions are reviewed at least annually to ensure that they continue to be relevant to the nature of the business, including reflecting emerging horizon risks to the Group. For further information on the Group’s 2021 liquidity stress testing results refer to page 68.
The Group maintains a Contingency Funding Framework as part of the wider Recovery Plan which is designed to identify emerging liquidity concerns at an early stage, so that mitigating actions can be taken to avoid a more serious crisis developing. Contingency Funding Plan invocation and escalation processes are based on analysis of five major quantitative and qualitative components, comprising assessment of: early warning indicators; prudential and regulatory liquidity risk limits and triggers; stress testing results; event and systemic indicators; and market intelligence.
Funding and liquidity management in 2021
The Group has maintained its robust funding and liquidity position with the loan to deposit ratio remaining stable at 96 per cent as at 31 December 2021 and customer deposit growth remaining strong over the course of the year. Ahead of the closure of the Term Funding Scheme with additional incentives for SMEs (TFSME) in October 2021, the Group drew additional funds taking the total amount outstanding to £30 billion as at 31 December 2021.
The Group's liquid assets continue to exceed the regulatory minimum and internal risk appetite, with a liquidity coverage ratio (LCR) of 126 per cent (based on a monthly rolling average over the previous 12 months) as at 31 December 2021.
The Group saw limited term funding needs over the course of 2021 given the availability of customer deposits and TFSME, both of which are more cost effective sources of funding for the Group. Overall, wholesale funding totalled £63.2 billion as at 31 December 2021.
Lloyds Bank credit ratings continue to reflect the resilience of the bank's business model and the strength of the balance sheet. Over the course of June and July, Moody’s, S&P and Fitch all returned the outlook on Lloyds Bank’s credit ratings to Stable, from Negative. This reflected better underlying economic expectations for the UK and the belief that Lloyds Bank is well positioned to benefit from the macroeconomic recovery. In July, Moody’s finalised and updated their methodology which resulted in a one notch upgrade to the Subordinated issuances of Lloyds Bank.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Lloyds Bank Group funding position
	At 31 Dec	At 31 Dec
	2021	2020
	£bn	£bn
Lloyds Bank Group Funding position
Loans and advances to customers	430.8	425.6
Loans and advances to banks	4.5	4.3
Debt securities at amortised cost	4.6	5.1
Reverse repurchase agreements – non-trading	49.7	56.1
Financial assets at fair value through other comprehensive income	27.8	27.3
Cash and balances at central banks	54.3	49.9
Other assets[1]	31.1	31.6
Total Lloyds Bank Group assets	602.8	599.9
Less other liabilities[1]	(18.2)	(21.4)
Funding requirements	584.6	578.5

Customer deposits	449.4	425.2
Wholesale funding[2]	63.2	79.6
Repurchase agreements – non-trading	0.1	14.5
Term Funding Scheme with additional incentives for SMEs (TFSME)	30.0	13.7
Deposits from fellow Lloyds Banking Group undertakings	1.1	4.4
	543.8	537.4
Total equity	40.8	41.1
Funding sources	584.6	578.5
1Other assets and other liabilities primarily include the fair value of derivative assets and liabilities.
2The Group's definition of wholesale funding aligns with that used by other international market participants; including bank deposits, debt securities in issue and subordinated liabilities. Excludes margins.

Reconciliation of Lloyds Bank Group funding to the balance sheet (audited)
	Included in funding analysis	Cash collateral received	Fair value and other accounting methods	Balance sheet
	£bn	£bn	£bn	£bn
At 31 December 2021
Deposits from banks	1.9	1.4	0.1	3.4
Debt securities in issue	52.4	—	(3.7)	48.7
Subordinated liabilities	8.9	—	(0.2)	8.7
Total wholesale funding	63.2	1.4
Customer deposits	449.4	—	—	449.4
Total	512.6	1.4

At 31 December 2020
Deposits from banks	3.9	1.8	0.5	6.2
Debt securities in issue	66.4	—	(7.1)	59.3
Subordinated liabilities	9.3	—	(0.1)	9.2
Total wholesale funding	79.6	1.8
Customer deposits	425.2	—	—	425.2
Total	504.8	1.8

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Analysis of 2021 total wholesale funding by residual maturity
	Less than one month	One to three months	Three to six months	Six to nine months	Nine months to one year	One to two years	Two to five years	More than five years	Total at 31 Dec 2021	Total at 31 Dec 2020
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Deposits from banks	1.8	0.1	—	—	—	—	—	—	1.9	3.9
Debt securities in issue:
Certificates of deposit	0.2	0.1	—	—	—	—	—	—	0.3	3.6
Commercial paper	1.7	1.8	0.1	—	—	—	—	—	3.6	5.6
Medium-term notes	0.1	1.2	0.9	1.5	1.7	5.7	12.2	6.1	29.4	31.2
Covered bonds	0.6	0.4	1.0	1.6	0.5	3.4	5.7	3.8	17.0	23.1
Securitisation	—	—	0.2	0.6	0.2	0.5	0.1	0.5	2.1	2.9
	2.6	3.5	2.2	3.7	2.4	9.6	18.0	10.4	52.4	66.4
Subordinated liabilities	—	1.6	—	—	—	0.2	1.9	5.2	8.9	9.3
Total wholesale funding[1]	4.4	5.2	2.2	3.7	2.4	9.8	19.9	15.6	63.2	79.6
1The Group’s definition of wholesale funding aligns with that used by other international market participants; including bank deposits, debt securities and subordinated liabilities. Excludes balances relating to margins of £1.3 billion (31 December 2020: £1.8 billion).

Total wholesale funding by currency (audited)
	Sterling £bn	US Dollar £bn	Euro £bn	Other currencies £bn	Total £bn
At 31 December 2021	16.7	23.6	17.0	5.9	63.2
At 31 December 2020	21.5	28.0	23.6	6.5	79.6

Analysis of 2021 term issuance (audited)
	Sterling	US Dollar	Euro	Other currencies	Total
	£bn	£bn	£bn	£bn	£bn
Medium-term notes	1.1	2.6	1.6	—	5.3
Covered bonds	—	—	—	—	—
Private placements[1]	—	—	—	—	—
Subordinated liabilities[2]	1.6	3.3	—	—	4.9
Total issuance	2.7	5.9	1.6	—	10.2
1Private placements include structured bonds.
2Subordinated liabilities include AT1s.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Liquidity portfolio
At 31 December 2021, the banking business had £114.7 billion of highly liquid unencumbered LCR eligible assets, based on a monthly rolling average over the previous 12 months post any liquidity haircuts (31 December 2020: £113.4 billion), of which £113.2 billion is LCR level 1 eligible (31 December 2020: £112.0 billion) and £1.5 billion is LCR level 2 eligible (31 December 2020: £1.4 billion). These assets are available to meet cash and collateral outflows and regulatory requirements.

LCR eligible assets
	Average	Average
	2021[1]	2020[1]
	£bn	£bn
Level 1
Cash and central bank reserves	50.3	46.5
High quality government/MDB/agency bonds[2]	60.6	62.6
High quality covered bonds	2.3	2.9
Total	113.2	112.0
Level 2[3]	1.5	1.4
Total LCR eligible assets	114.7	113.4
1Based on 12 months rolling average to 31 December. Eligible assets are calculated as an average of month-end observations over the previous 12 months post any liquidity haircuts.
2Designated multilateral development bank (MDB).
3Includes Level 2A and Level 2B.

LCR eligible assets by currency
	Sterling £bn	US Dollar £bn	Euro £bn	Other currencies £bn	Total £bn
At 31 December 2021
Level 1	92.4	7.9	12.9	—	113.2
Level 2	0.7	0.4	—	0.4	1.5
Total[1]	93.1	8.3	12.9	0.4	114.7
At 31 December 2020
Level 1	94.4	7.3	10.3	—	112.0
Level 2	0.9	0.3	0.2	—	1.4
Total[1]	95.3	7.6	10.5	—	113.4
1Based on 12 months rolling average to 31 December. Eligible assets are calculated as an average of month-end observations over the previous 12 months post any liquidity haircuts.
The banking business also has a significant amount of non-LCR eligible liquid assets which are eligible for use in a range of central bank or similar facilities. Future use of such facilities will be based on prudent liquidity management and economic considerations, having regard for external market conditions.
Stress testing results
Internal liquidity stress testing results at 31 December 2021 (calculated as an average of month end observations over the previous 12 months) showed that the banking business had liquidity resources representing 131 per cent of modelled outflows over a three month period from all wholesale funding sources, retail and corporate deposits, intraday requirements and rating dependent contracts under the Group’s most severe liquidity stress scenario.
This scenario includes a two notch downgrade of the Group’s current long-term debt rating and accompanying one notch short-term downgrade implemented instantaneously by all major rating agencies.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
CAPITAL RISK
DEFINITION
Capital risk is defined as the risk that the Group has a sub-optimal quantity or quality of capital or that capital is inefficiently deployed across the Group.
EXPOSURES
A capital risk event arises when the Group has insufficient capital resources to support its strategic objectives and plans, and to meet both regulatory and external stakeholder requirements and expectations. This could arise due to a depletion of the Group’s capital resources as a result of the crystallisation of any of the risks to which it is exposed, or through a significant increase in risk-weighted assets as a result of rule changes or economic deterioration. Alternatively a shortage of capital could arise from an increase in the minimum requirements for capital, leverage or MREL either at Group level or regulated entity level. The Group's capital management approach is focused on maintaining sufficient and appropriate capital resources across all regulated levels of its structure in order to prevent such exposures.
MEASUREMENT
In accordance with UK ring-fencing legislation, the Group was appointed as the Ring-Fenced Bank sub-group (‘RFB sub-group’) under Lloyds Banking Group plc. As a result the Group is subject to separate supervision by the UK Prudential Regulation Authority (PRA) on a sub-consolidated basis (as the RFB sub-group) in addition to the supervision applied to Lloyds Bank plc on an individual basis.
The Group maintains capital levels on a consolidated and individual basis commensurate with a prudent level of solvency to achieve financial resilience and market confidence. To support this, capital risk appetite on both a consolidated and individual basis is calibrated by taking into consideration both an internal view of the amount of capital to hold as well as external regulatory requirements.
Under UK law, EU capital rules that existed on 31 December 2020 continue to apply to the Group following the end of the transition period for the UK’s withdrawal from the European Union, subject to the temporary transitional powers (TTP) granted to the PRA which extend until 31 March 2022. The Group continues to therefore measure both its capital requirements and the amount of capital resources it holds to meet those requirements through applying the regulatory framework defined by the Capital Requirements Directive and Regulation (CRD IV), as amended by revisions to the Capital Requirements Directive implemented in December 2020 (CRD V) and by those provisions of the revised Capital Requirements Regulation (CRR II) that came into force in June 2019 and December 2020. The requirements are implemented in the UK by the PRA and supplemented through additional regulation under the PRA Rulebook and associated statements of policy, supervisory statements and other guidance.
The remaining provisions of CRR II will apply in the UK from 1 January 2022 and have been largely enacted via the PRA Rulebook.
The minimum amount of total capital, under Pillar 1 of the regulatory capital framework, is set at 8 per cent of total risk-weighted assets. At least 4.5 per cent of risk-weighted assets are required to be covered by common equity tier 1 (CET1) capital and at least 6 per cent of risk-weighted assets are required to be covered by tier 1 capital. These minimum Pillar 1 requirements are supplemented by additional minimum requirements under Pillar 2A of the regulatory capital framework, the aggregate of which is referred to as the Group's Total Capital Requirement (TCR), and a number of regulatory buffers as described below.
Under Pillar 2A, additional minimum requirements are set through the issuance of an Individual Capital Requirement (ICR), which adjusts the Pillar 1 minimum requirement for those risks not covered or not fully covered under Pillar 1. A key input into the PRA’s ICR process is the Group’s own assessment of the amount of capital it needs, a process known as the Internal Capital Adequacy Assessment Process (ICAAP). During the year the PRA reduced the Group’s nominal Pillar 2A capital requirement, which was the equivalent of around 4.0 per cent of risk-weighted assets as at 31 December 2021, of which the minimum amount to be met by CET1 capital was the equivalent of around 2.2 per cent of risk-weighted assets. During 2022, the PRA will revert to setting a variable amount for the Group’s Pillar 2A capital requirement (being a set percentage of risk-weighted assets), with fixed add-ons for certain risk types.
A range of additional regulatory capital buffers apply under the capital rules, which are required to be met with CET1 capital. These include a capital conservation buffer (2.5 per cent of risk-weighted assets) and a time-varying countercyclical capital buffer (CCyB) which is currently around 0 per cent of risk-weighted assets following the decision by UK regulators to reduce the UK CCyB rate to nil during the first half of 2020 as part of the measures introduced in response to the coronavirus pandemic. In December 2021 the Bank of England's Financial Policy Committee announced that the UK CCyB rate will increase to 1 per cent in December 2022, with an expectation that it will increase to 2 per cent in Q2 2023 if the economy continues to recover broadly in line with the Bank of England’s central projections and upon the assumption there is no significant change to the financial stability outlook. This would represent an equivalent increase in the Group's CCyB to 0.9 per cent in December 2022 and 1.9 per cent in Q2 2023, based upon the position of the Group at 31 December 2021.
In addition, the Group in its capacity as the RFB sub-group is subject to an other systemically important institution (O-SII) buffer of 2.0 per cent of risk-weighted assets (formerly referred to as the systemic risk buffer) which is designed to hold systemically important banks to higher capital standards so that they can withstand a greater level of stress before requiring resolution. The next review of the RFB sub-group’s O-SII buffer will take place in December 2023, based upon year-end 2022 financial results, with any changes applying from 1 January 2025. The FPC is proposing to amend the O-SII buffer framework in order to change the metric for determining the buffer rate from total assets to the UK leverage exposure measure.
As part of the Group's capital planning process, forecast capital positions are subjected to stress testing to determine the adequacy of the Group’s capital resources against minimum requirements, including the ICR. The PRA considers outputs from the Group’s stress tests, in conjunction with other information, as part of the process for informing the setting of a capital buffer for the Group, known as the PRA Buffer. The PRA requires this buffer to remain confidential.
Usage of the PRA Buffer would trigger a dialogue between the Group and the PRA to agree what action is required whereas a breach of the combined capital buffer (all other regulatory buffers, as referenced above) would give rise to mandatory restrictions upon any discretionary capital distributions. The PRA has previously communicated its expectation that banks' capital and liquidity buffers can be drawn down as necessary to support the real economy through a shock and that sufficient time would be made available to restore buffers in a gradual manner.
In addition to the risk-based capital framework outlined above, the Group is also subject to minimum capital requirements under the UK Leverage Ratio Framework. The leverage ratio is calculated by dividing fully loaded tier 1 capital resources by the leverage exposure which is a defined measure of on-balance sheet assets and off-balance sheet items.
The minimum leverage ratio requirement under the UK Leverage Ratio Framework is 3.25 per cent. This is supplemented by a time-varying countercyclical leverage buffer (CCLB), which is currently 0 per cent of the leverage exposure measure, and an additional leverage ratio buffer of 0.7 per cent of the leverage exposure measure which reflects the application of the Group’s O-SII buffer. Following the FPC’s announcements on

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
the planned increase of the UK CCyB rate, the Group’s CCLB would be expected to increase to 0.3 per cent in December 2022 and 0.7 per cent in Q2 2023, based upon the position of the Group at 31 December 2021.
At least 75 per cent of the 3.25 per cent minimum leverage ratio requirement as well as 100 per cent of regulatory leverage buffers must be met by CET1 capital.
The leverage ratio framework does not currently give rise to higher regulatory capital requirements for the Group than the risk-based capital framework.
MITIGATION
The Group's capital management framework is part of a comprehensive capital management framework within Lloyds Banking Group that includes the setting of capital risk appetite and capital planning and stress testing activities. Close monitoring of capital and leverage ratios is undertaken to ensure the Group meets regulatory requirements and risk appetite levels and deploys its capital resources efficiently.
The Group monitors early warning indicators and maintains a Capital Contingency Framework as part of the Lloyds Banking Group Recovery Plan which are designed to identify emerging capital concerns at an early stage, so that mitigating actions can be taken, if needed. The Recovery Plan sets out a range of potential mitigating actions that the Group could take in response to a stress, including as part of the wider Lloyds Banking Group response. For example the Group is able to accumulate additional capital through the retention of profits over time, which can be enhanced through reducing or cancelling dividend payments upstreamed to its parent (Lloyds Banking Group plc), by raising new equity via an injection of capital from its parent and by issuing additional tier 1 or tier 2 capital securities to its parent. The cost and availability of additional capital from its parent is dependent upon market conditions and perceptions at the time.
The Group is also able to manage the demand for capital through management actions including adjusting its lending strategy, risk hedging strategies and through business disposals.
Capital policies and procedures are well established and subject to independent oversight.
MONITORING
The Group’s capital is actively managed and monitoring capital ratios is a key factor in the Group’s planning processes and stress testing. Multi-year base case forecasts of the Group’s capital position, based upon the Group's operating plan, are produced at least annually to inform the Group capital plan whilst shorter term forecasts are undertaken to understand and respond to variations of the Group’s actual performance against the plan. The Group’s capital plan is tested for capital adequacy using relevant stress scenarios and sensitivities covering adverse economic conditions as well as other adverse factors that could impact the Group.
Regular monitoring of the capital position for the Group and its key regulated entities is undertaken by a range of committees, including Group Capital Risk Committee (GCRC), Group Financial Risk Committee (GFRC), Group and Ring-Fenced Banks Asset and Liability Committees (GALCO), Group and Ring-Fenced Banks Risk Committees (GRC), Board Risk Committee (BRC) and the Board. This includes reporting of actual ratios against forecasts and risk appetite, base case and stress scenario projected ratios, and review of early warning indicators and assessment against the Capital Contingency Framework.
The regulatory framework within which the Group operates continues to be developed at a global level through the Financial Stability Board (FSB) and Basel Committee on Banking Supervision (BCBS) and within the UK by the PRA and through directions from the Financial Policy Committee (FPC). The Group continues to monitor these developments very closely, analysing the potential capital impacts to ensure that, through organic capital generation and management actions, the Group continues to maintain a strong capital position that exceeds both minimum regulatory requirements and the Group's risk appetite and is consistent with market expectations.
MINIMUM REQUIREMENT FOR OWN FUNDS AND ELIGIBLE LIABILITIES (MREL)
Global systemically important banks (G-SIBs) are subject to an international standard on total loss absorbing capacity (TLAC). The standard, which first applied from 1 January 2019, is designed to enhance the resilience of the global financial system by ensuring that failing G-SIBs have sufficient capital to absorb losses and recapitalise under resolution, whilst continuing to provide critical banking services.
In the UK, the Bank of England has implemented the requirements of the international TLAC standard through the establishment of a framework which sets out minimum requirements for own funds and eligible liabilities (MREL). The purpose of MREL is to require firms to maintain sufficient own funds and eligible liabilities that are capable of credibly bearing losses or recapitalising a bank whilst in resolution. MREL can be satisfied by a combination of regulatory capital and certain unsecured liabilities (which must be subordinate to a firm’s operating liabilities).
The Bank of England's MREL statement of policy (MREL SoP) sets out its approach to setting external MREL and the distribution of MREL resources internally within groups. Internal MREL resources are intended to enable a material subsidiary to be recapitalised as part of a group resolution strategy without the need for the Bank of England to apply its resolution powers directly to the subsidiary itself.
The Group’s parent, Lloyds Banking Group plc, is subject to the Bank of England’s MREL SoP and must therefore maintain a minimum level of external MREL resources. Lloyds Banking Group plc operates a single point of entry (SPE) resolution strategy, with Lloyds Banking Group plc as the designated resolution entity. Under this strategy, the Group has been identified as a material subsidiary of Lloyds Banking Group plc and must therefore maintain a minimum level of internal MREL resources. As at 31 December 2021, the Group's internal MREL resources exceeded the interim minimum required.
The Bank of England completed a review of its existing approach to setting MREL in December 2021 and has published a revised approach which became effective and binding on the Group from 1 January 2022. There has been no change to the basis for determining the Group’s internal MREL.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
ANALYSIS OF CAPITAL POSITION
The Group’s common equity tier 1 (CET1) capital ratio has increased to 16.7 per cent (31 December 2020: 15.5 per cent) largely reflecting profits for the year and a reduction in risk-weighted assets, partially offset by dividends paid (net of the brought forward foreseeable dividend accrual), pension contributions made to the defined benefit pension schemes and a release of IFRS 9 transitional relief which largely offset the impairment credit through profits.
Risk-weighted assets reduced by £9,286 million, or 5 per cent, from £170,862 million at 31 December 2020 to £161,576 million at 31 December 2021. This was primarily as a result of optimisation activity undertaken in Commercial Banking, partially offset by balance sheet growth in the business. Credit migrations have had a limited impact on the risk-weighted asset position, in part due to the increase in house prices.
The Group continues to apply the revised IFRS 9 transitional arrangements for capital which provide for temporary capital relief for the increase in accounting impairment provisions following the initial implementation of IFRS 9 (‘static’ relief) and subsequent relief for any increases in Stage 1 and Stage 2 expected credit losses since 1 January 2020 (‘dynamic’ relief). The transitional arrangements do not cover Stage 3 expected credit losses.
On 1 January 2022, the CET1 capital ratio reduced by around 250 basis points to 14.1 per cent, reflecting the following:
•An increase in risk-weighted assets to £178 billion, in addition to other related modelled impacts on CET1 capital, following the implementation of new CRD IV mortgage, retail unsecured and commercial banking models to meet revised regulatory standards for modelled outputs and the UK implementation of the remainder of CRR II which includes a new standardised approach for measuring counterparty credit risk. These were partially offset by the removal of risk-weighted assets linked to the reversal of the revised treatment that had previously been applied to intangible software assets. The new CRD IV models are subject to finalisation and approval by the PRA and therefore uncertainty over the final impacts remains
•An increase in intangible software assets deducted from CET1 capital following the reversal of the revised treatment
•A reduction in IFRS 9 relief reflecting both phasing under the transitional arrangements and the impact of the new CRD IV models
The transitional total capital ratio remained at 23.5 per cent, with the benefit of the increase in CET1 capital and reduction in risk-weighted assets broadly offset by reductions in Additional Tier 1 (AT1) and Tier 2 capital instruments. The latter largely reflected the reduction in transitional limits applied to legacy tier 1 and tier 2 capital instruments and calls made on both AT1 and tier 2 capital instruments, partially offset by new issuances.
The UK leverage ratio reduced to 5.3 per cent from 5.5 percent at 31 December 2020, as a result of the reduction in the fully loaded total tier 1 capital position which was partially offset by the reduction in the leverage exposure measure, the latter primarily reflecting movements in securities financing transactions and off-balance sheet items, net of increased balance sheet lending.
TOTAL CAPITAL REQUIREMENT
The Group’s total capital requirement (TCR) as at 31 December 2021, being the aggregate of the Group's Pillar 1 and current Pillar 2A capital requirements, was £19,364 million (31 December 2020: £20,567 million).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
CAPITAL RESOURCES
An analysis of the Group’s capital position as at 31 December 2021 is presented in the following section on both a transitional arrangements basis and a fully loaded basis in respect of legacy capital securities that were subject to grandfathering provisions prior to 1 January 2022. In addition the Group’s capital position under both bases reflects the application of the separate transitional arrangements for IFRS 9.
Capital resources (audited)
The table below summarises the consolidated capital position of the Group. The Group’s Pillar 3 disclosures will provide a comprehensive analysis of the own funds of the Group.

	Transitional		Fully loaded
	At 31 Dec 2021	At 31 Dec 2020	At 31 Dec 2021	At 31 Dec 2020
	£m	£m	£m	£m
Common equity tier 1
Shareholders’ equity per balance sheet	36,410	35,105	36,410	35,105
Adjustment to retained earnings for foreseeable dividends	—	(1,000)	—	(1,000)
Adjustment for own credit	133	81	133	81
Cash flow hedging reserve	451	(1,507)	451	(1,507)
Other adjustments[1]	637	1,894	637	1,894
	37,631	34,573	37,631	34,573
less: deductions from common equity tier 1
Goodwill and other intangible assets	(2,870)	(2,986)	(2,870)	(2,986)
Prudent valuation adjustment	(159)	(173)	(159)	(173)
Excess of expected losses over impairment provisions and value adjustments	—	—	—	—
Removal of defined benefit pension surplus	(3,200)	(1,322)	(3,200)	(1,322)
Deferred tax assets	(4,498)	(3,525)	(4,498)	(3,525)
Common equity tier 1 capital	26,904	26,567	26,904	26,567
Additional tier 1
Additional tier 1 instruments	4,949	7,295	4,268	5,935
Total tier 1 capital	31,853	33,862	31,172	32,502
Tier 2
Tier 2 instruments	6,322	6,825	5,635	5,454
Other adjustments	(266)	(524)	(266)	(524)
Total tier 2 capital	6,056	6,301	5,369	4,930
Total capital resources	37,909	40,163	36,541	37,432
Risk-weighted assets (unaudited)	161,576	170,862	161,576	170,862
Common equity tier 1 capital ratio	16.7%	15.5%	16.7%	15.5%
Tier 1 capital ratio	19.7%	19.8%	19.3%	19.0%
Total capital ratio	23.5%	23.5%	22.6%	21.9%
1Includes an adjustment applied to reserves to reflect the application of the IFRS 9 transitional arrangements for capital.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Movements in capital resources
The key difference between the transitional capital calculation as at 31 December 2021 and the fully loaded equivalent is primarily related to legacy capital securities that previously qualified as tier 1 or tier 2 capital, but that do not fully qualify under the regulation, which can be included in additional tier 1 (AT1) or tier 2 capital (as applicable) up to specified limits which reduced by 10 per cent per annum until 2022. From 1 January 2022, legacy capital securities will cease to be recognised as eligible regulatory capital, with the exception of securities that qualify for the extended transitional rules under CRR II. As of 31 December 2021, the Group has a single legacy capital security that qualifies for the extension which will allow it to be recognised as tier 2 capital until June 2025.
The key movements on a transitional capital basis are set out in the table below.

	Common equity tier 1	Additional tier 1	Tier 2	Total capital
	£m	£m	£m	£m
At 31 December 2020	26,567	7,295	6,301	40,163
Profit for the year	5,202	—	—	5,202
Interim dividends paid out on ordinary shares during the year[1]	(1,900)	—	—	(1,900)
IFRS 9 transitional adjustment to retained earnings	(1,254)	—	—	(1,254)
Pension contributions	(944)	—	—	(944)
Fair value through other comprehensive income reserve	196	—	—	196
Deferred tax asset	(973)	—	—	(973)
Goodwill and other intangible assets	116	—	—	116
Movements in other equity, subordinated liabilities, other tier 2 items and related adjustments	—	(2,346)	(245)	(2,591)
Distributions on other equity instruments	(344)	—	—	(344)
Other movements[2]	238	—	—	238
At 31 December 2021	26,904	4,949	6,056	37,909
1Net of the brought forward foreseeable dividend accrual of £1,000 million.
2Includes other pension movements.
CET1 capital resources have increased by £337 million over the year, primarily reflecting profits, with the impairment credit more than offset by the partial unwind of IFRS 9 transitional relief. Further offsets comprised of the following:
•the interim ordinary dividend paid out in October 2021
•distributions on other equity instruments
•pension contributions made to the defined benefit pension schemes
•an increase in deferred tax assets deducted from capital which primarily reflects the remeasurement of deferred tax assets following the announced increase in the UK corporation tax rate from 1 April 2023. The remeasurement has a limited overall capital benefit as the tax credit through profits is largely offset by the increase in the deferred tax asset deduction.
AT1 capital resources have reduced by £2,346 million during the year, reflecting the reduced transitional limit applied to legacy tier 1 capital instruments and the net impact of the derecognition of called AT1 capital instruments and subsequent issuance of new AT1 capital instruments.
Tier 2 capital resources have reduced by £245 million during the year, largely reflecting the reduced transitional limit applied to legacy tier 2 capital instruments, the derecognition of called tier 2 capital instruments, regulatory amortisation and the impact of movements in rates, partially offset by the issuance of new tier 2 capital instruments.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Risk-weighted assets
	At 31 Dec 2021	At 31 Dec 2020
	£m	£m
Foundation Internal Ratings Based (IRB) Approach	39,548	43,781
Retail IRB Approach	65,435	65,207
Other IRB Approach	11,028	11,916
IRB Approach	116,011	120,904
Standardised (STA) Approach	19,005	21,673
Credit risk	135,016	142,577
Counterparty credit risk	1,257	2,133
Credit valuation adjustment risk	207	355
Operational risk	22,575	23,307
Market risk	203	210
Risk-weighted assets	159,258	165,582
Threshold risk-weighted assets[1]	2,318	2,280
Total risk-weighted assets	161,576	170,862
1Threshold risk-weighted assets reflect the element of deferred tax assets that are permitted to be risk-weighted instead of being deducted from CET1 capital.

Risk-weighted assets movement by key driver
	Credit risk IRB	Credit risk STA	Credit risk total[1]	Counterparty credit risk[2]	Market risk	Operational risk	Total
	£m	£m	£m	£m	£m	£m	£m
Total risk-weighted assets as at 31 December 2020							170,862
Less: total threshold risk-weighted assets[3]							(2,280)
Risk-weighted assets at 31 December 2020	120,904	21,673	142,577	2,488	210	23,307	168,582
Asset size	(3,645)	(628)	(4,273)	(557)	—	—	(4,830)
Asset quality	221	(213)	8	(431)	—	—	(423)
Model updates	—	—	—	—	16	—	16
Methodology and policy	(1,335)	(1,757)	(3,092)	—	1	—	(3,091)
Movement in risk levels (Market risk only)	—	—	—	—	(24)	—	(24)
Foreign exchange movements	(134)	(70)	(204)	(36)	—	—	(240)
Other	—	—	—	—	—	(732)	(732)
Risk-weighted assets at 31 December 2021	116,011	19,005	135,016	1,464	203	22,575	159,258
Threshold risk-weighted assets[3]							2,318
Total risk-weighted assets as at 31 December 2021							161,576
1Credit risk includes securitisation risk-weighted assets.
2Counterparty credit risk includes movements in contributions to the default funds of central counterparties and movements in credit valuation adjustment risk.
3Threshold risk-weighted assets reflect the element of deferred tax assets that are permitted to be risk-weighted instead of being deducted from CET1 capital.

The risk-weighted assets movement table provides analysis of the movement in risk-weighted assets in the period by risk type and an insight into the key drivers of the movements.
Credit risk, risk weighted assets:
•Asset size reduction of £4.3 billion predominantly reflects increased levels of optimisation in Commercial Banking and lower unsecured balances, partially offset by increased mortgage lending.
•Asset quality mainly reflects the impact of retail model calibrations with limited credit migration in part due to the benefit of House Price Index increases.
•Methodology and policy changes of £3.1 billion include reductions in risk-weighted assets through securitisation activity, other optimisation activity and enhanced identification of SME exposures.
Counterparty credit risk, risk-weighted assets: reduced by £1.0 billion predominantly due to movements in market rates during the period.
Operational risk, risk-weighted assets: reduced by £0.7 billion due to a reduction in 3 year average income levels.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Leverage ratio
Analysis of leverage movements
The Group’s fully loaded UK leverage ratio reduced to 5.3 per cent (31 December 2020: 5.5 per cent), driven by the impact of the reduction in the fully loaded total tier 1 capital position. This was offset in part by the reduction in the leverage exposure measure which reduced by £8.9 billion during the year, largely reflecting movements in securities financing transactions and off-balance sheet items, net of increased balance sheet lending. Following a direction received from the PRA during 2020 the Group is permitted to exclude lending under the UK Government’s Bounce Back Loan Scheme (BBLS) from the leverage exposure measure.
The average UK leverage ratio was 5.2 per cent over the quarter, which largely reflected a higher average exposure measure compared to the position at the end of the quarter, partially offset by a higher average fully loaded total tier 1 capital position.
The table below summarises the component parts of the Group's leverage ratio.

	Fully loaded
	At 31 Dec 2021	At 31 Dec 2020
	£m	£m
Total tier 1 capital for leverage ratio
Common equity tier 1 capital	26,904	26,567
Additional tier 1 capital	4,268	5,935
Total tier 1 capital	31,172	32,502
Exposure measure
Statutory balance sheet assets
Derivative financial instruments	5,511	8,341
Securities financing transactions	49,708	56,073
Loans and advances and other assets	547,630	535,525
Total assets	602,849	599,939
Qualifying central bank claims	(50,824)	(43,973)
Deconsolidation adjustments
Derivative financial instruments	2	16
Loans and advances and other assets	(612)	(139)
Total deconsolidation adjustments[1]	(610)	(123)
Derivatives adjustments
Adjustments for regulatory netting	(2,584)	(2,225)
Adjustments for cash collateral	(905)	(5,601)
Net written credit protection	22	145
Regulatory potential future exposure	3,652	5,744
Total derivatives adjustments	185	(1,937)
Securities financing transactions adjustments	1,321	1,060
Off-balance sheet items	49,349	53,350
Regulatory deductions and other adjustments[2]	(17,620)	(14,770)
Total exposure measure	584,650	593,546
Average exposure measure[3]	598,563
UK leverage ratio	5.3%	5.5%
Average UK leverage ratio[3]	5.2%
1Deconsolidation adjustments relate to the deconsolidation of certain Group entities that fall outside the scope of the Group’s regulatory capital consolidation.
2Includes adjustments to exclude lending under the UK Government’s Bounce Back Loan Scheme (BBLS) and the netting of regular-way purchases and sales awaiting settlement in accordance with CRR Article 500d.
3The average UK leverage ratio is based on the average of the month end tier 1 capital position and average exposure measure over the quarter (1 October 2021 to 31 December 2021). The average of 5.2 per cent compares to 5.2 per cent at the start and 5.3 per cent at the end of the quarter.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Application of IFRS 9 on a full impact basis for capital and leverage
	IFRS 9 full impact
	At 31 Dec 2021	At 31 Dec 2020
Common equity tier 1 (£m)	26,253	24,591
Transitional tier 1 (£m)	31,202	31,886
Transitional total capital (£m)	38,039	39,422
Total risk-weighted assets (£m)	161,805	171,015
Common equity tier 1 ratio (%)	16.2%	14.4%
Transitional tier 1 ratio (%)	19.3%	18.6%
Transitional total capital ratio (%)	23.5%	23.1%
UK leverage ratio exposure measure (£m)	584,000	591,570
UK leverage ratio (%)	5.2%	5.2%
The Group applies the full extent of the IFRS 9 transitional arrangements for capital as set out under CRR Article 473a (as amended via the CRR 'Quick Fix' revisions published in June 2020). Specifically, the Group has opted to apply both paragraphs 2 and 4 of CRR Article 473a (static and dynamic relief) and in addition to apply a 100 per cent risk weight to the consequential Standardised credit risk exposure add-back as permitted under paragraph 7a of the revisions.
As at 31 December 2021, static relief under the transitional arrangements amounted to £264 million (31 December 2020: £370 million) and dynamic relief amounted to £387 million (31 December 2020: £1,606 million) through CET1 capital.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
CHANGE/EXECUTION RISK
DEFINITION
Change/execution risk is defined as the risk that, in delivering its change agenda, the Group fails to ensure compliance with laws and regulation, maintain effective customer service and availability, and/or operate within the Group’s risk appetite.
EXPOSURES
Change/execution risks arise when the Group undertakes activities which require products, processes, people, systems or controls to change. These changes can be as a result of external drivers (for example, a new piece of regulation that requires the Group to put in place a new process or reporting) and/or internal drivers including business process changes, technology upgrades and strategic business or technology transformation.
MEASUREMENT
The Group currently measures change/execution risk against defined risk appetite metrics which are a combination of leading, quality and delivery indicators across the investment portfolio. These indicators are reported through internal governance structures and monthly execution metrics; which forms part of the Board risk appetite metrics, and are under ongoing evolution and enhancement to ensure ongoing support of the Group's change agenda.
MITIGATION
The Group takes a range of mitigating actions with respect to change/execution risk. These include the following:
•The Board establishes a Group-wide risk appetite and metric for change/execution risk
•Ensuring compliance with the change policy and associated policies and procedures, which set out the principles and key controls that apply across the business and are aligned to the Group risk appetite
•Businesses assess the potential impacts of undertaking any change activity on their ability to execute effectively, on customers and colleagues and on the potential consequences for existing business risk profiles
•The implementation of effective governance and control frameworks to ensure adequate controls are in place to manage change activity and act to mitigate the change/execution risks identified. These controls are monitored in line with the change policy and enterprise risk management framework
•Events and incidents related to change activities are escalated and managed appropriately in line with risk framework guidance
•Ensuring there are sufficient, appropriately skilled resources to support the safe delivery of the Group's current and future change portfolio
MONITORING
Change/execution risks are monitored and reported through to the Board and Group Governance Committees in accordance with the Group's enterprise risk management framework. Risk exposures are assessed monthly through established governance in both the Lloyds Banking Group Transformation and Business Risk Committees with escalation to Executive Committees where required. Material change/execution related risk events or incidents are escalated in accordance with the Lloyds Banking Group operational risk policy and change policy. In addition there is oversight, challenge and reporting at Risk division level to support overall management of risks and ongoing effectiveness of controls.

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
Conduct risks can impact directly or indirectly on the Group's customers and could materialise from a number of areas across the Group, including:
•Business and strategic planning that does not sufficiently consider customer needs
•Ineffective development, management and monitoring of products, their distribution (including the sales process, fair value assessment and responsible lending criteria) and post- sales service (including the management of customers in financial difficulties)
•Unclear, unfair, misleading or untimely customer communications
•A culture that is not sufficiently customer-centric
•Poor governance of colleagues’ incentives and rewards and approval of schemes which drive unfair customer outcomes
•Ineffective identification, management and oversight of legacy conduct issues
•Ineffective management and resolution of customers’ complaints or claims
•Outsourcing of customer service and product delivery to third parties that do not have the same level of control, oversight and culture as the Group
There is a high level of scrutiny regarding financial institutions' treatment of customers, including those in vulnerable circumstances, from regulatory bodies, the media, politicians and consumer groups. The COVID-19 pandemic has magnified existing challenges, and brought new challenges for customers, affecting health, income and relationships. The Group continues to apply significant focus to its treatment of customers in financial difficulties to ensure fair outcomes.
The Group is also exposed to the risk of engaging in activities or failing to manage conduct which could constitute market abuse, undermine the integrity of a market in which it is active, distort competition or create conflicts of interest.
There continues to be a significant focus on market misconduct, and action has been taken to move to risk-free rates following the ending of the majority of London Inter-bank Offered Rate (LIBOR) measures on 1st January 2022.
The Group continuously adapts to market developments that could pose heightened conduct risk, including: the potential for more customers in financial difficulties driven by the increased cost of living/evolving COVID-19 situation, ongoing scrutiny in ensuring transparency and fairness of pricing communications, increased expectation regarding fair customer treatment due to the introduction of the FCA's Consumer Duty in 2022, and ensuring victims of Authorised Push Payment Fraud receive fair outcomes.
MEASUREMENT
To articulate its conduct risk appetite, the Group has sought more granularity through the use of suitable Conduct Risk Appetite Metrics (CRAMs) and tolerances that indicate where it may be operating outside its conduct risk appetite.
CRAMs have been designed for services and products offered by the Group and are measured by a consistent set of common metrics. These contain a range of product design, sales and process metrics (including outcome testing outputs) to provide a more holistic view of conduct risks; some products also have a suite of additional bespoke metrics.
Each of the tolerances for the metrics are agreed for the individual product or service and are regularly tracked. At a consolidated level these metrics are part of the Board risk appetite. The Group has, and continues to, evolve its approach to conduct risk measurements, to include emerging conduct themes.
MITIGATION
The Group takes a range of mitigating actions with respect to conduct risk and remains focused on delivering a leading customer experience.
All three retail brands have now received Accessibility Standards accreditation from the Money and Mental Health Policy Institute in recognition of the Group's work to make services more accessible for customers with mental health problems. The Group’s ongoing commitment to fair customer outcomes sets the tone from the top and supports the development our values-led culture with customers at the heart, strengthening links between actions to support conduct, culture and customer and enabling more effective control management. Actions to encourage good conduct include:
•Conduct risk appetite established at Group and business area level, with metrics included in the Group risk appetite to ensure ongoing focus
•Simplified and enhanced conduct policies and procedures in place to ensure appropriate controls and processes that deliver fair customer outcomes, and support market integrity and competition requirements
•Customer needs considered through divisional customer plans, with integral conduct lens
•Cultural transformation: achieving a values-led culture through a consistent focus on behaviours to ensure the Group is transforming its culture for success in a digital world. This is supported by strong direction and tone from senior executives and the Board
•Continuous embedding of the customer vulnerability framework aligned with the FCA guidance on fair treatment of vulnerable customers launched in January 2021. Development and continued oversight of the implementation of the vulnerability strategy continues through the Lloyds Banking Group Customer Vulnerability Committee (GCVC) operating at a senior level to prioritise change, drive implementation and ensure consistency across the Group
•Robust product governance framework to ensure products continue to offer customers fair value, and consistently meet their needs throughout their product lifecycle
•Effective complaints management through responding to, and learning from, root causes of complaint volumes and Financial Ombudsman Service (FOS) change rates
•Review and oversight of thematic conduct agenda items at senior committees, ensuring holistic consideration of key Lloyds Banking Group-wide conduct risks

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
•Robust recruitment and training, with a continued focus on how the Group manages colleagues’ performance with clear customer accountabilities
•Ongoing engagement with third parties involved in serving the Group’s customers to ensure consistent delivery
•Monitoring and testing of customer outcomes to ensure the Group delivers fair outcomes for customers throughout the product and service lifecycle, and make continuous improvements to products, services and processes
•Continued focus on market conduct and member of the Fixed Income, Currencies and Commodities Markets Standard Board and committed to conducting its market activities consistent with the principles of the UK Money Markets code, the Global Precious Metals Code and the FX Global Code
•Adoption of robust change delivery methodology to enable prioritisation and delivery of initiatives to address conduct challenges
•Continued focus on proactive identification and mitigation of conduct risk in the Lloyds Banking Group's strategy
•Active engagement with regulatory bodies and other stakeholders to develop understanding of concerns related to customer treatment, effective competition and market integrity, to ensure that the Group’s strategic conduct focus continues to meet evolving stakeholder expectations
•The Group closely monitors the outcomes of business banking customers, particularly those with COVID-19 response products (BBLS, CBILS) to ensure the appropriate support is in place
MONITORING
Conduct risk is governed through divisional risk committees and significant issues are escalated to the Lloyds Banking Group Risk Committee, in accordance with the Lloyds Banking Group's enterprise risk management framework, as well as through the monthly Consolidated Risk Report. Risk exposures are discussed at divisional risk committees, where oversight, challenge and reporting are completed to assess the effectiveness controls. Remedial action is recommended, if required. All material conduct risk events are escalated in accordance with the Lloyds Banking Group operational risk policy to the respective Business Managing Director/Head of Business.
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
EXPOSURES
Data risk is present in all aspects of the business where data is processed, both within the Group and by third parties including colleague and contractor, prospective and existing customer lifecycle and insight processes. Data risk manifests:
•When personal data is not gathered legally, for a legitimate purpose, or is not managed or protected from misuse and/or processed in a way that complies with General Data Protection Regulations (GDPR) and other data privacy regulatory obligations
•When data quality (accuracy, completeness, consistency, uniqueness, validity and timeliness) is not managed, resulting in data used in systems, processes and products not being fit for the intended purpose
•When data records are not created, retained, protected, destroyed, or retrieved appropriately
•When data governance fails to provide robust oversight of data decision-making and the control mechanisms to ensure strategies and management instructions are implemented effectively
•When data standards are not maintained across core data, data management risks are not managed and data-related issues are not remediated as a result of poor data management, resulting in inaccurate, incomplete data that is not available at the right time, to the right people, to enable business decisions to be made, and regulatory reporting requirements to be fulfilled
•When critical data mapping and data information standards are not followed, impacting compliance, traceability and understanding of data
MEASUREMENT
Data risk is measured through a series of quantitative and qualitative indicators, aligned to key sources of data risk for the Group covering data governance, data management and data privacy and ethics. In addition to risk appetite measures and limits, data risks and controls are monitored and governed through Group and sub-group committees on a regular basis. Significant issues are escalated to the Group Risk Committee.
MITIGATION
Data risk is a key component of the Group's enterprise risk management framework, where the focus is on the end-to-end management of data risk. This ensures that risks are identified, assessed, managed, monitored and reported using the risk and control self-assessment process.
Investment continues to be made to enhance the maturity of data risk management. Examples include:
•Delivering a data strategy and data risk and control library to ensure data risks are managed within appetite
•Enhancing data quality, capability and awareness in data management and privacy
•Enhancing assurance of suppliers
•Delivering enhanced controls and processes for data retention and destruction, deleting large volumes of historic over-retained data
•Embedding data by design and ethics principles into the data science lifecycle and progressing opportunities to simplify the completion of privacy records impact assessments
MONITORING
Data risk is governed through Group and sub-group committees and significant issues are escalated to Group Risk Committee, in accordance with the Lloyds Banking Group’s enterprise risk management framework. Risk exposures are discussed at Group and sub-group committees, where oversight, challenge and reporting are completed to assess the effectiveness of controls and agree remedial actions. All material data risk events are escalated in accordance with the Lloyds Banking Group operational risk policy and data risk policies and, where personal data is concerned, the Group Data Protection Officer. In addition, Group-wide data risk issues and the top data risks that the Group faces are discussed at the Data Cross Divisional Committee and Group Data Committee.
A number of activities support the close monitoring of data risk, including:
•Implementation of the data risk and control library to ensure greater coverage and insight of data risk, and ensuring data risks are managed within appetite
•Design and monitoring of data risk appetite metrics, including key risk indicators and key performance indicators
•Monitoring and reporting of progress against the Data Capability Assessment Model
•Monitoring of significant data-related issues, complaints, events and breaches
•Identification and mitigation of data risk when planning and implementing transformation or business change
•Implementation of controls to mitigate data risk, including data privacy, ethics, data management and records management
•Effective monitoring and testing of compliance with data privacy and data management regulatory requirements. For example GDPR and Basel Committee on Banking Supervision (BCBS 239) requirements
•Horizon scanning for changes in the external environment, including, but not limited to, changes to laws, rules and regulations; for example, arising from the UK's exit from the EU and ensuring data flows remain effective

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
PEOPLE RISK
DEFINITION
People risk is defined as the risk that the Group fails to provide an appropriate colleague and customer-centric culture, supported by robust reward and wellbeing policies and processes; effective leadership to manage colleague resources; effective talent and succession management; and robust control to ensure all colleague-related requirements are met.
EXPOSURES
The Group’s management of material people risks is critical to its capacity to deliver against its strategic objectives, particularly in the context of organisational, political and external market change and increasing digitisation. The Group is exposed to the following key people risks:
•Failure to recruit, develop and retain a diverse workforce, with the appropriate mix and required level of skills and capabilities to meet the current and future needs of the Group
•Non-inclusive culture, ineffective leadership, poor communication, weak performance, inappropriate remuneration policies and poor colleague conduct
•Ineffective succession planning or failure to identify appropriate talent pipeline
•Failure to manage capacity, colleagues having excessive demands placed on them resulting in wellbeing issues and business objectives not being met
•Failure to meet all colleague-related legal and regulatory requirements
•Inadequately designed people processes that are not resilient to withstand unexpected events
•The increasing digitisation of the business is changing the capability mix required and may impact the Group's ability to attract and retain talent
•Senior Managers and Certification Regime (SM&CR) and additional regulatory constraints on remuneration structures may impact the Group's ability to attract and retain talent
•Colleague engagement may be challenged by a number of factors ranging from adjustment to new ways of working, dissatisfaction with reward; and ongoing media attention on culture within the banking sector
MEASUREMENT
People risk is measured through a series of quantitative and qualitative indicators, aligned to key sources of people risk for the Group such as succession, diversity, retention, colleague engagement and wellbeing. In addition to risk appetite measures and limits, people risks and controls are monitored on a monthly basis via the Group’s risk governance framework and reporting structures.
MITIGATION
The Group takes many mitigating actions with respect to people risk. Key areas of focus include:
•Focusing on leadership and colleague engagement, through delivery of strategies to attract, retain and develop high calibre people together with implementation of rigorous succession planning
•Continued focus on the Group’s culture and inclusivity strategy by developing and delivering initiatives that reinforce the appropriate behaviours which generate the best possible long-term outcomes for customers and colleagues
•Managing organisational capability and capacity through divisional people strategies to ensure there are the right skills and resources to meet customers’ needs and deliver the Group's strategic plan
•Maintaining effective remuneration arrangements to ensure they promote an appropriate culture and colleague behaviours that meet customer needs and regulatory expectations
•Ensuring colleague wellbeing strategies and support are in place to meet colleague needs, and that the skills and capability growth required to maximise the potential of our people
•Ensuring compliance with legal and regulatory requirements related to SM&CR, embedding compliant and appropriate colleague behaviours in line with Group policies, values and its people risk priorities
•Ongoing consultation with the Group’s recognised unions on changes which impact their members
•Reviewing and enhancing people processes to ensure they are fit for purpose and operationally resilient
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
EXPOSURES
Ineffective operational resilience risk management could lead to vital services not being available to customers, and in extreme circumstances, bank failure could result. The Group has in place a transparent and effective operating model to identify and monitor critical business processes from a customer, Group and financial industry perspective. The failure to adequately build resilience into a critical business process may occur in a variety of ways, including:
•The Group being overly reliant on one location to deliver a critical business process
•The Group not having an adequate succession plan in place for designated subject matter experts
•The Group being overly reliant on a supplier which fails to provide a service
•A weakness in the Group’s cyber or security defences leaving it vulnerable to an attack
•The Group failing to upgrade its IT systems and leaving them vulnerable to failure
Effective operational resilience ensures the Group designs resilience into its systems, is able to withstand and/or recover from a significant unexpected event occurring and can continue to provide services to its customers. A significant outage could result in customers being unable to access accounts or conduct transactions, which as well as presenting significant reputational risk for the Group would negatively impact the Group’s purpose. Operational resilience is also an area of continued regulatory and industry focus, similar in importance to financial resilience.
Failure to manage operational resilience effectively could impact the following other risk categories:
•Regulatory compliance: non-compliance with new/existing operational resilience regulations, for example, through failure to identify emerging regulation or not embedding regulatory requirements within the Group’s policies, processes and procedures or identify further future emerging regulation
•Operational risk: being unable to safely provide customers with business services
•Conduct risk: an operational resilience failure may render the Group liable to fines from the FCA for poor conduct
•Market risk: the Group being unable to provide key services could have ramifications for the wider market and could impact share price
MEASUREMENT
Operational resilience risk is managed across the Group through the Group’s enterprise risk management framework and operational risk policies. Board risk appetite metrics for operational resilience are in place and are well understood. These specific measures are subject to ongoing monitoring and reporting, including a mandatory review of thresholds on at least an annual basis. To strengthen the management of operational resilience risk, the Group mobilised an operational resilience enhancement programme which is designed to focus on end-to-end resilience and the management of key risks to critical processes.
MITIGATION
The Group has increased its focus on operational resilience and has updated its operational resilience strategy to reflect changing priorities of both customers and regulators. Furthermore, the Group is in the process of responding to the publication of regulatory policy statements. Focus has been given to ensure compliance, and further consideration to how the existing framework will be adapted including consideration of important business services and impact tolerances. At the core of its approach to operational resilience are the Group’s critical business processes which drive all activity, including further mapping of the processes to identify any additional resilience requirements such as impact tolerances in the event of a service outage. The Group continues to maintain and develop playbooks that guide its response to a range of interruptions from internal and external threats and tests these through scenario-based testing and exercising.
Lloyds Banking Group's new strategy considers the changing risk management requirements, adapting the change delivery model to be more agile and develop the people skills and capabilities needed. The Group continues to review and invest in its control environment to ensure it addresses the risks it faces. Risks are reported and discussed at local governance forums and escalated to executive management and the Board as appropriate. The Group employs a range of risk management strategies, including: avoidance, mitigation, transfer (including insurance) and acceptance. Where there is a reliance on third-party suppliers to provide services, the Lloyds Banking Group's sourcing policy ensures that outsourcing initiatives follow a defined process including due diligence, risk evaluation and ongoing assurance.
During the COVID-19 pandemic, business continuity plans have continued to prove resilient, with particular attention applied to heightened risks in the supply chain.
Mitigating actions to the principal operational resilience risk are:
•Cyber: the threat landscape associated with cyber risk continues to evolve and there is significant regulatory attention on this subject. The Board continues to invest heavily to protect the Group from cyber-attacks. Investment continues to focus on improving the Group’s approach to identity and access management, improving capability to detect and respond to cyber-attacks and improved ability to manage vulnerabilities across the estate. With effect from 1 January 2021, the Group has entered into a cyber insurance policy, which provides cover for specified information security risks.
•IT resilience: the Group continues to optimise its approach to IT and operational resilience by investing in technology improvements and enhancing the resilience of systems that support the Group’s critical business processes, primarily through the technology resilience programme, with independent verification of progress on an annual basis. The Board recognises the role that resilient technology plays in maintaining banking services across the wider industry. As such, the Board dedicates considerable time and focus to this subject at both the Board and the Board Risk Committee, and continues to sponsor key investment programmes that enhance resilience.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
•People: the Group acknowledges the risks associated to the failure to maintain appropriately skilled and available colleagues. The Group continues to optimise its approach to ensure that, where applicable, colleagues are capable of supporting a critical business process. Key controls and processes are regularly reported to committee(s) and alignment with Lloyds Banking Group's strategy is closely monitored.
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
•Sourcing: the threat landscape associated with third-party suppliers and the critical services they provide continues to receive a significant amount of regulatory attention. The Group acknowledges the importance of demonstrating control and responsibility for those critical business services which could cause significant harm to the Group's customers. The Group segments its suppliers by criticality and has processes in place to support ongoing vendor management.
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
EXPOSURES
The principal operational risks to the Group which could result in customer detriment, unfair customer outcomes, financial loss, disruption and/or reputational damage are:
•A cyber-attack
•Failure of IT systems, due to volume of change, and/or aged infrastructure
•Internal and/or external economic crime
•Failure to ensure compliance with increasingly complex and detailed regulation including anti-money laundering, anti-bribery, counter-terrorist financing, and financial sanctions and prohibitions laws and regulations
A number of these risks could increase where there is a reliance on third-party suppliers to provide services to the Group or its customers.
MEASUREMENT
Operational risk is managed across the Group through an operational risk framework and operational risk policies. The operational risk framework includes a risk and control self-assessment process, risk impact likelihood matrix, key risk and control indicators, risk appetite, a robust operational event management and escalation process, scenario analysis and an operational loss process.
The table below shows high level loss and event trends for the Group using Basel II categories. Based on data captured on the Group’s One Risk and Control Self-Assessment, in 2021 the highest frequency of events occurred in external fraud (80.19 per cent) and execution, delivery and process management (10.68 per cent). Clients, products and business practices accounted for 94.70 per cent of losses by value, driven by legacy issues where impacts materialised in 2021 (excluding PPI).

Operational risk events by risk category (losses greater than or equal to £10,000), excluding PPI[1]
	% of total volume		% of total losses
	2021	2020	2021	2020
Business disruption and system failures[2]	0.49	0.83	(0.64)	0.47
Clients, products and business practices	8.32	12.43	94.70	52.07
Damage to physical assets	0.08	0.41	0.00	14.39
Employee practices and workplace safety	—	0.29	0.00	0.04
Execution, delivery and process management	10.68	13.09	1.05	26.33
External fraud	80.19	72.78	4.79	6.59
Internal fraud	0.24	0.17	0.10	0.11
Total	100.00	100.00	100.00	100.00
12020 breakdowns have been restated to reflect a number of events that have been reclassified following an internal review.
2Business disruption and system failures benefitted from a recovery in 2021, which related to a 2019 event.
Operational risk losses and scenario analysis is used to inform the Internal Capital Adequacy Assessment Process (ICAAP). The Group calculates its minimum (Pillar I) operational risk capital requirements using The Standardised Approach (TSA). Pillar II is calculated using internal and external loss data and extreme but plausible scenarios that may occur in the next 12 months.
MITIGATION
The Group continues to focus on changing risk management requirements, adapting the change delivery model to be more agile and developing the people skills and capabilities needed. Risks are reported and discussed at local governance forums and escalated to executive management and the Board as appropriate to ensure the correct level of visibility and engagement. The Group employs a range of risk management strategies, including: avoidance, mitigation, transfer (including insurance) and acceptance. Where there is a reliance on third-party suppliers to provide services, Lloyds Banking Group’s sourcing policy ensures that outsourcing initiatives follow a defined process including due diligence, risk evaluation and ongoing assurance.
Mitigating actions to the principal operational risks are:
•The Group adopts a risk-based approach to mitigate the internal and external fraud risks it faces, reflecting the current and emerging fraud risks within the market. Fraud risk appetite metrics holistically cover the impacts of fraud in terms of losses to the Group, costs of fraud systems and operations, and customer experience of actual and attempted fraud. Oversight of the appropriateness and performance of these metrics is undertaken regularly through business area and Group-level committees. This approach drives a continual programme of prioritised enhancements to the Group’s technology and process and people-related controls; with an emphasis on preventative controls supported by real time detective controls wherever feasible. Group-wide policies and operational control frameworks are maintained and designed to provide customer confidence, protect the Group’s commercial interests and reputation, comply with legal requirements and meet regulatory requirements. The Group’s fraud awareness programme remains a key component of its fraud control environment, and awareness of fraud risk is supported by mandatory training for all colleagues. This is further strengthened by material annual investment into both technology and the personal development needs of colleagues. The Group also plays an active role with other financial institutions, industry bodies and law enforcement agencies in identifying and combatting fraud

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
•The Group has adopted policies and procedures designed to detect and prevent the use of its banking network for money laundering, terrorist financing, bribery, tax evasion, human trafficking, modern-day slavery and wildlife trafficking, and activities prohibited by legal and regulatory sanctions. Against a background of complex and detailed laws and regulations, and of continued criminal and terrorist activity, the Group regularly reviews and assesses its policies, procedures and organisational arrangements to keep them current, effective and consistent across markets and jurisdictions. The Group requires mandatory training on these topics for all employees. Specifically, the anti-money laundering procedures include ‘know-your-customer’ requirements, transaction monitoring technologies, reporting of suspicions of money laundering or terrorist financing to the applicable regulatory authorities, and interaction between the Group’s Financial Intelligence Unit and external agencies and other financial institutions. The Group economic crime prevention policy prohibits the payment, offer, acceptance or request of a bribe, including ‘facilitation payments’ by any employee or agent and provides a confidential reporting service for anonymous reporting of suspected or actual bribery activity. The Group economic crime prevention policy also sets out a framework of controls for compliance with legal and regulatory sanctions
•In addition to its efforts internally, the Group also contributes to economic crime prevention by supporting and championing industry-level activity, including:
–Working with the Lending Standards Board to improve customer outcomes related to Authorised Push Payment (APP) fraud. The Group remains a signatory to the industry code for APP fraud, which has improved customer protection and the reimbursement of funds to victims
–Co-chairing the inaugural Public Private Threat Group with National Economic Crime Centre (NECC). This builds on the success of the Fusion Cell in 2020, which was established in response to the changing economic crime threat related to COVID-19
–Maintaining partnerships with key partners such as City of London Police, Global Cyber Alliance and the North East Business Resilience Centre
–Active membership of Stop Scams UK (SSUK), designed to stop scams at source by bringing together partnerships from various industry sectors. The Group is involved in a new SSUK pilot, Project 159, which aims to provide consumers with a secure connection to their bank
Operational resilience risk, pages 82 to 83, provides further information on the mitigating actions for cyber and IT resilience.
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
EXPOSURES
The Group makes extensive use of models. They perform a variety of functions including:
•Capital calculation
•Credit decisioning, including fraud
•Pricing models
•Impairment calculation
•Stress testing and forecasting
•Market risk measurement
As a result of the wide scope and breadth of coverage, there is exposure to model risk across a number of the Group’s principal risk categories.
Model risk remains above pre-pandemic levels. The effect of government-led customer support schemes weakened relationships between model inputs and outputs, and there remains a reliance on the use of judgement, particularly in the areas for forecasting and impairment. However, recent months have seen more stable patterns for model outputs, and model drivers are expected to remain valid in the longer term.
In addition, in common with the rest of the industry, changes required to capital models following new regulations will create a temporary increase in the risk relating to these models during the period of transition. Further information on capital impacts are detailed in the capital risk section on pages 69 to 76.
MEASUREMENT
The Board risk appetite metric is the key component for measuring the Group’s most material models; performance is reported monthly to the Group and Board Risk Committees.
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
MONITORING
The Lloyds Banking Group Model Governance Committee is the primary body for overseeing model risk. Policy requires that key performance indicators are monitored for every model to ensure they remain fit for purpose and all issues are escalated appropriately. Material model issues are reported to the Group and Board Risk Committees monthly, with more detailed papers as necessary to focus on key issues.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
REGULATORY AND LEGAL RISK
DEFINITION
Regulatory and legal risk is defined as the risk of financial penalties, regulatory censure, criminal or civil enforcement action or customer detriment as a result of failure to identify, assess, correctly interpret, comply with, or manage regulatory and/or legal requirements.
EXPOSURES
The Group has a zero risk appetite for material legal or regulatory breaches. However, due to the wide scope and breadth of its regulatory permissions, the Group remains exposed to the evolving UK legal and regulatory landscape, such as changes to the Regulatory Framework due to the UK's exit from the EU and other changing regulatory standards as well as uncertainty arising from the current and future litigation landscape.
MEASUREMENT
Regulatory and legal risks are measured against a defined risk appetite metric, which is an assessment of material regulatory breaches and material legal incidents.
MITIGATION
The Group undertakes a range of key mitigating actions to manage regulatory and legal risk. These include the following:
•The Board has established a Group-wide risk appetite and metric for regulatory and legal risk
•Lloyds Banking Group policies and procedures set out the principles and key controls that should apply across Lloyds Bank Group which are aligned to the Lloyds Bank Group risk appetite. Mandated policies and processes require appropriate control frameworks, management information, standards and colleague training to be implemented to identify and manage regulatory and legal risk
•Business units identify, assess and implement policy and regulatory requirements and establish local controls, processes, procedures and resources to ensure appropriate governance and compliance
•Business units regularly produce management information to assist in the identification of issues and test management controls are working effectively
•Risk and Legal departments provide oversight, proactive support and constructive challenge to the business in identifying and managing regulatory and legal issues
•Risk division conducts thematic reviews of regulatory compliance and provides oversight of regulatory compliance assessments across businesses and divisions where appropriate
•Business units, with the support of divisional and Group-level teams, conduct ongoing horizon scanning to identify and address changes in regulatory and legal requirements
•The Group engages with regulatory authorities and industry bodies on forthcoming regulatory changes, market reviews and investigations, ensuring programmes are established to deliver new regulation and legislation
•The Group has adapted quickly to evolving regulatory expectations during the COVID-19 pandemic and has engaged with regulatory authorities throughout
MONITORING
Material risks are managed through the relevant divisional-level committees, with review and escalation through Group-level committees where appropriate, including the escalation of any material regulatory breaches or material legal incidents.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
STRATEGIC RISK
DEFINITION
Strategic risk is defined as the risk which results from:
•Incorrect assumptions about internal or external operating environments
•Failure to understand the potential impact of strategic responses and business plans on existing risk types
•Failure to respond or the inappropriate strategic response to material changes in the external or internal operating environments
EXPOSURES
The Group faces significant risks due to the changing regulatory and competitive environments in the financial services sector, with an increased pace, scale and complexity of change. Customer, shareholder and employee expectations continue to evolve and current societal trends are being accelerated following the COVID-19 pandemic.
Strategic risks can manifest themselves in existing principal risks or as new exposures which could adversely impact the Group and its businesses.
In considering strategic risks, a key focus is the interconnectivity of individual risks and the cumulative effect of different risks on the Group’s overall risk profile.
The Group has invested in implementing a robust framework for the identification, assessment and quantification of strategic risks and their incorporation into business planning and strategic investment decisions. With Board support, the Group will continue to invest in evolving the strategic risk management framework and embedding it into the Group's day-to-day business operations.
MEASUREMENT
The Group assesses and monitors strategic risk implications as part of business planning and in its day-to-day activities, ensuring they respond appropriately to internal and external factors including changes to regulatory, macroeconomic and competitive environments. An assessment is made of the key strategic risks that are considered to impact the Group, leveraging internal and external information and the key mitigants or actions that could be taken in response.
2021 saw development of the Group’s quantitative risk assessment approach, assessing the:
•Connectivity of inherent risks, which can magnify their impact and severity
•Time horizons in respect of the crystallisation of impacts, should risks manifest
MITIGATION
The range of mitigating actions includes the following:
•Horizon scanning is conducted across the Group to identify potential threats, risks, emerging issues and opportunities and to explore future trends
•The Group’s business planning processes include formal assessment of the strategic risk implications of new business, product entries and other strategic initiatives
•The Group’s governance framework mandates individuals' and committees' responsibilities and decision-making rights, to ensure that strategic risks are appropriately reported and escalated
MONITORING
A review of the Group’s strategic risks is undertaken on an annual basis and the findings are reported to the Group and Board Risk Committees.
Risks, alongside their control effectiveness, are articulated and reported regularly to Group and Board Risk Committees.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
CLIMATE RISK
DEFINITION
Climate risk is defined as the risk that the Group experiences losses and/or reputational damage as a result of physical events, transition risk, or as a consequence of the responses to managing these changes, either directly or through our customers.
EXPOSURES
Climate risk can arise from:
•Physical risks - changes in climate or weather patterns which are acute, event driven (e.g. flood or storms), or chronic, longer-term shifts (e.g. rising sea levels or droughts)
•Transition risks - changes associated with the move towards a low carbon economy, including changes to policy, legislation and regulation, technology and changes to customer preferences; or legal risks from failing to manage these changes
Climate risk manifests through, and has the potential to impact, the Group’s existing principal financial and non-financial risks. The Group has adopted a comprehensive approach to embedding climate risk into its enterprise risk management framework, establishing climate risk as its own principal risk, as well as its integration into our existing principal risks.
The Group has undertaken an analysis of the main physical and transition risk which may impact the Group and our customers, as well as how these may impact across the different principal risks within the Group’s enterprise risk management framework. For further information see page 55 in the 2021 Lloyds Banking Group Climate Report.
The Group has identified loans and advances to customers in sectors at increased risk from the impacts of climate change, see page 59 in the 2021 Lloyds Banking Group Climate Report.
MEASUREMENT
In order to identify the main physical and transition risks which could impact the Group, a number of workshops have been held with subject matter experts across the divisions and Risk division. These workshops have taken into account the sectors most exposed to the risks from climate change and also the impacts across the other principal risks in the Group’s enterprise risk management framework. These outputs have been used to establish the key risks impacting the Group to inform where updates are required to the Group’s risk management processes to ensure suitable management of climate risk.
The Group is continuing to develop a number of metrics to track key areas of climate risk across its main portfolios. In Commercial Banking, the Group has continued to enhance our internal climate risk assessment methodologies and tools to assess the physical and transition risks relevant to our clients, developing and launching a bespoke qualitative climate risk assessment tool with a focus on transition risks and readiness, which will be completed at least annually as part of regular client engagements for our large corporate portfolio.
Initial consideration of climate risks was included within Lloyds Banking Group’s financial planning process, considering the key impacts for the Group across key business areas where detailed sector reviews have been undertaken.
The Group has continued to develop its scenario modelling capabilities and Lloyds Banking Group participated in the Bank of England’s Climate Biennial Exploratory Scenario on the Financial Risks for Climate Change. Commentary on climate-related risks was included in the Group’s annual Individual Capital Adequacy Assessment Process. Work continues to improve our scenario analysis capabilities and other analytical tools.
MITIGATION
In 2021, the Lloyds Banking Group climate risk policy was established to provide an overarching framework for the management of climate risks, intended to support appropriate consideration of climate risks across key activities. The policy also supports Lloyds Banking Group’s climate-related external ambitions and progress against the relevant regulatory requirements, including the Task Force on Climate-related Financial Disclosures (TCFD) recommendations.
The Group is continuing to integrate consideration of climate risk as part of its activity and processes for managing other principal risks in our enterprise risk management framework. Lloyds Banking Group’s credit risk policy includes mandatory requirements to consider environmental risks in key risk management activities. In Commercial Banking, Relationship Managers must ensure that climate risk is considered for all new and renewal facilities, and specifically commented on for customers who bank with us where total limits exceed £500,000 (excluding automated renewal process). In Retail, Lloyds Banking Group’s credit risk policies require due regard to be paid to energy efficiency (EPC controls) and physical risks (such as flood assessments) in our mortgages business, and transition risks (pace and growth of electric vehicles) within our motor portfolio.
The Group has undertaken sector deep dives where there is lending to customers in sectors at increased risk from the impacts of climate change, considering both risks and opportunities as the Group looks to support its customers’ responses to climate change.
Lloyds Banking Group has twelve external sector statements that help articulate appropriate areas of climate-related risk appetite and the Group's approach to the risk assessment of its customers. Lloyds Banking Group is continuing to refine and enhance these statements.
MONITORING
Governance for climate risk is embedded into the Group’s existing governance structure and is complementary to governance of the Group’s sustainability strategy.
Climate risk is included as part of regular risk reporting to the Lloyds Banking Group and Ring-Fenced Banks Board Risk Committees. This is currently focused on a qualitative assessment against external expectations and Lloyds Banking Group's external commitments. A Board-approved risk appetite statement for climate risk is also in place, supported by an initial metric to ensure the Group continues to progress activities at pace.
The Group is continuing to develop its approach to measuring and monitoring climate risk and will enhance reporting going forward as understanding and capabilities increase, which will also be used to set further quantitative and qualitative risk appetite metrics as appropriate.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
INVESTMENT PORTFOLIO, MATURITIES, DEPOSITS
MATURITIES AND WEIGHTED AVERAGE YIELDS OF INTEREST-BEARING SECURITIES
The weighted average yield for each range of maturities is calculated by dividing the annualised interest income prevailing at 31 December 2021 by the book value of securities held at that date.

	Maturing within one year		Maturing after one but within five years		Maturing after five but within ten years		Maturing after ten years
	Amount £m	Average yield %	Amount £m	Average yield %	Amount £m	Average yield %	Amount £m	Average yield %
Financial assets at fair value through other comprehensive income
US treasury and US government agencies	245	0.1	1,556	4.6	179	2.5	—	—
Other government securities	845	2.0	1,100	2.0	7,964	0.9	2,710	3.2
Asset-backed securities	—	—	—	—	—	—	55	4.1
Corporate and other debt securities	1,748	1.5	9,229	1.2	2,154	1.2	—	—
	2,838		11,885		10,297		2,765
Debt securities held at amortised cost
Mortgage-backed securities	1,457	0.9	—	—	—	—	—	—
Other asset-backed securities	65	0.6	—	—	1,525	0.7	18	1.9
Corporate and other debt securities	—	—	1,434	2.7	64	2.1	1	—
	1,522		1,434		1,589		19
MATURITY ANALYSIS AND INTEREST RATE SENSITIVITY OF LOANS AND ADVANCES TO CUSTOMERS AND BANKS
The following table analyses the maturity profile and interest rate sensitivity of loans by type on a contractual repayment basis at 31 December 2021. All amounts are before deduction of impairment allowances. Demand loans are included in the ‘maturing in one year or less’ category; balances with no fixed maturity are included in the 'maturing after fifteen years' category.

	Maturing in one year or less £m	Maturing after one but within five years £m	Maturing after five but within fifteen years £m	Maturing after fifteen years £m	Total £m
Loans and advances to banks and reverse repurchase agreements	5,288	2,184	2	—	7,474
Loans and advances to customers and reverse repurchase agreements:
Mortgages	15,142	53,750	141,591	107,939	318,422
Other personal lending	4,508	5,556	193	14,289	24,546
Property companies and construction	7,092	13,536	5,485	1,368	27,481
Financial, business and other services	53,296	8,194	3,523	836	65,849
Transport, distribution and hotels	5,514	6,084	1,629	140	13,367
Manufacturing	1,515	1,666	243	81	3,505
Other	6,622	15,531	3,585	2,437	28,175
Total loans	98,977	106,501	156,251	127,090	488,819
Of which:
Fixed interest rate	67,812	61,814	100,816	100,695	331,137
Variable interest rate	31,165	44,687	55,435	26,395	157,682
	98,977	106,501	156,251	127,090	488,819
DEPOSITS
The following tables show the details of the Group’s average customer deposits in each of the past three years.

	2021	2021	2021	2020	2020	2020	2019	2019	2019
	Closing balance	Average balance	Average rate	Closing balance	Average balance	Average rate	Closing balance	Average balance	Average rate
	£m	£m	%	£m	£m	%	£m	£m	%
Non-interest bearing demand deposits	131,014	119,712	—	116,214	95,629	—	80,247	74,130	—
Interest-bearing demand deposits	263,392	265,468	0.19	244,119	246,100	0.41	229,437	237,495	0.68
Other deposits	54,967	58,590	0.22	64,819	69,971	0.38	77,625	78,222	0.57
Total customer deposits	449,373	443,770	0.15	425,152	411,700	0.31	387,309	389,847	0.53

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
UNINSURED DEPOSITS
The following table gives details of the Group’s customer deposits which were not covered by any deposit protection scheme by time remaining to maturity.

	3 months or less £m	Over 3 months but within 6 months £m	Over 6 months but within 12 months £m	Over 12 months £m	Total £m
At 31 December 2021	184,420	538	686	1,761	187,405
At 31 December 2020	184,575	832	1,078	2,092	188,577
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
To assist the Board in carrying out its functions and to provide independent oversight of internal control and risk management, certain responsibilities are delegated to the Board’s Committees. The Board is kept up to date on the activities of the Committees through reports from each of the Committee Chairs. Terms of Reference for each of the Committees are available on the website www.lloydsbankinggroup.com. Information on the membership, role and activities of the Nomination Committee, the Audit Committee, the Board Risk Committee and the Remuneration Committee can be found on pages 92 and 94.
As a non-US company with securities listed on the New York Stock Exchange (NYSE) the Bank is required to disclose any significant ways in which its corporate governance practices differ from those followed by domestic US companies listed on the NYSE. Key differences are set out below.
The NYSE corporate governance listing standards require domestic US companies to adopt and disclose corporate governance policies. For the Bank, the Nomination Committee sets the appropriate corporate governance principles and oversees the evaluation of the performance of the Board, its Committees and its individual members.
Under the NYSE corporate governance listing standards, the remuneration, nomination and governance committees of domestic US companies must be comprised of entirely independent directors. However for the Bank, the Remuneration Committee and the Nomination Committee include the Chair, with all other members being independent non-executive directors.
Board and Committee composition and Board attendance in 202112

Board Member	Date of appointment to Board	Board	Nomination Committee	Audit Committee	Board Risk Committee	Remuneration Committee
Robin Budenberg[1]	October 2020	10/10 (C)	6/6 (C)		2/2	6/6
Charlie Nunn[2]	August 2021	4/4
Sir António Horta–Osório[3]	January 2011	3/3
William Chalmers[4]	August 2019	10/10
Alan Dickinson[5]	September 2014	10/10	6/6	6/6	8/8	6/6 (C)
Sarah Bentley	January 2019	10/10			2/2	6/6
Brendan Gilligan	January 2019	10/10		6/6	8/8
Nigel Hinshelwood	January 2019	10/10	6/6	6/6	8/8	6/6
Sarah Legg	December 2019	10/10		6/6 (C)	8/8
Lord Lupton[1]	June 2017	10/10			2/2
Amanda Mackenzie[1,6]	October 2018	10/10	4/4		2/2	6/6
Harmeen Mehta[7]	November 2021	2/2
Nick Prettejohn[8]	June 2014	7/7	4/4	5/5	6/6
Stuart Sinclair[1,5,9]	January 2016	8/10[11]	5/6[11]		2/2	4/6[11]
Sara Weller[1,10]	February 2012	4/4	2/2		2/2	4/4
Catherine Woods	March 2020	10/10		6/6	8/8 (C)	6/6
(C)Chair
1The Board Risk Committee was reconstituted with effect from 29 March 2021 to streamline that Committee’s membership. With effect from 29 March 2021, the Committee comprised Catherine Woods (Chair), Alan Dickinson, Sarah Legg and, until his retirement from the Board, Nick Prettejohn.
2Charlie Nunn joined the Board on 16 August 2021.
3Sir António Horta-Osório retired from the Board on 30 April 2021.
4William Chalmers, Chief Financial Officer, was acting Group Chief Executive from when Sir António Horta-Osório retired on 30 April 2021 and until Charlie Nunn’s appointment to the Board on 16 August 2021.
5Alan Dickinson succeeded Stuart Sinclair as Chair of the Remuneration Committee on 24 November 2021.
6Amanda Mackenzie joined the Nomination Committee on 23 June 2021.
7Harmeen Mehta joined the Board on 1 November 2021.
8Nick Prettejohn retired from the Board on 30 September 2021.
9Stuart Sinclair plans to retire from the Board at the AGM in May 2022.
10Sara Weller retired from the Board on 20 May 2021.
11Unable to attend some meetings due to medical reasons.
12Where a Director is unable to attend a meeting he/she receives papers in advance and has the opportunity to provide comments to the Chair of the Board or to the relevant Committee Chair.

CORPORATE GOVERNANCE
UK CORPORATE GOVERNANCE STATEMENT
In accordance with the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended by the Companies (Miscellaneous Reporting) Regulations 2018) (the ‘Regulations’), for the year ended 31 December 2021, the Bank has in its corporate governance arrangements applied the Wates Corporate Governance Principles for Large Private Companies (the ‘Principles’), which are available at frc.org.uk. The following section explains the Bank’s approach to corporate governance, and its application of the Principles.
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
This includes the matters reserved to the Board, and the matters the Board has chosen to delegate to management, including decision making on operational matters such as those relating to credit, liquidity, and the day-to-day management of risk. Governance arrangements, including the Corporate Governance Framework, are reviewed periodically to ensure they remain fit for purpose. The Board delegates further responsibilities to the Group Chief Executive, who is supported by the Group Executive Committee. The Corporate Governance Framework of the Bank further addresses the requirements of the Principles as discussed below.
Principle One – Purpose and Leadership
The Board is collectively responsible for the long term success of the Bank. It achieves this by agreeing the Bank’s strategy, within the wider strategy of Lloyds Banking Group, and overseeing delivery against it. The Bank’s strategy is discussed further on page 3. The Board also assumes responsibility for the management of the culture, values and wider standards of the Bank, within the equivalent standards set by Lloyds Banking Group. The Board’s understanding of stakeholders’ interests is central to these responsibilities and informs key aspects of Board decision making.
Acknowledging the needs of all stakeholders is fundamental to the way the Bank operates, as is maintaining the highest standards of business conduct, which along with ensuring delivery for customers is a vital part of the corporate culture. The Bank’s approach is further influenced by the need to build a culture in which everyone feels included, empowered and inspired to do the right thing for customers. To this end, the Board plays a lead role in establishing, promoting, and monitoring the Bank’s corporate culture and values, with the Corporate Governance Framework ensuring such matters receive the level of prominence in Board and Executive decision making which they require. The Bank’s corporate culture and values align to those of Lloyds Banking Group.
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
The Board is supported by its committees, the operation of which are discussed below, which make recommendations to the Board on matters delegated to them, in particular in relation to internal control, risk, financial reporting and remuneration matters. Each committee has written terms of reference setting out its delegated responsibilities. Each committee comprises Non-Executive Directors with appropriate skills and experience and is chaired by an experienced chairman. The committee Chairs report to the Board at the next Board meeting. The Board undertakes a periodic review of its effectiveness, which provides an opportunity to consider ways of identifying greater efficiencies, ways to maximise strengths and highlights areas of further development. Given the appointment of a new Group Chief Executive in August 2021 and the development of the Bank’s ongoing strategy within the wider Lloyds Banking Group, the Board agreed that an evaluation of its effectiveness would be conducted in 2022 to allow the review to cover the Board’s effectiveness in overseeing these developments.
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
Strong risk management is central to the strategy of the Bank, which along with a robust risk control framework acts as the foundation for the delivery of effective management of risk. The Board agrees the Bank’s risk appetite and ensures the Bank manages risk effectively, delegating related authorities to individuals through the Corporate Governance Framework and the further management hierarchy. Board level engagement coupled with the direct involvement of senior management in risk issues ensures that escalated issues are promptly addressed, and remediation plans are initiated where required. The Bank’s risk appetite, principles, policies, procedures, controls and reporting are managed in conjunction with those of Lloyds Banking Group, and as such are regularly reviewed to ensure they remain fully in line with regulations, law, corporate governance and industry best practice. The Bank’s principal risks are discussed further on page 32 to 34.

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
Principle Six – Stakeholders
The COVID-19 pandemic continued to have an effect on the way we live, including on the Bank’s many stakeholders. The Board has monitored the impact of the pandemic on the Group’s and Bank’s business and its stakeholders, seeking to ensure that the challenges posed by the pandemic were addressed. The Board considered related updates from management as events unfolded, covering matters including the continued impact on customers, colleagues, suppliers and other stakeholders, approving suitable action as required.
The Bank as part of Lloyds Banking Group operates under Lloyds Banking Group’s wider Responsible Business approach, which acknowledges that the Bank has a responsibility to help address the economic, social and environmental challenges which the UK faces, and as part of this understand the needs of the Bank’s external stakeholders, including in the development and implementation of strategy. Central to this is Lloyds Banking Group’s Helping Britain Prosper plan, in which the Bank participates. During the year there was a focus on the response to COVID, and Helping Britain Recover. This involved bringing together many of the Board’s key stakeholders, to determine how the Bank could best support the recovery from the pandemic.
In 2021 the Responsible Business Committee of Lloyds Banking Group provided further oversight and support of Lloyds Banking Group’s and the Bank’s plans for embedding responsible business in the Banks’ core purpose.
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
Letters of Appointment
The Non-Executive Directors all have letters of appointment and are appointed for an initial term of three years after which their appointment may continue subject to an annual review. Non-Executive Directors may have their appointment terminated, in accordance with statute, regulation and the articles of association, at any time with immediate effect and without compensation.
The service contracts and letters of appointments are available for inspection at the Company’s registered office.
Termination payments
It is the Group’s policy that where compensation on termination is due, it should be paid on a phased basis, mitigated in the event that alternative employment is secured. Where it is appropriate to make a bonus payment (known as Group Performance Share) to the individual, this should relate to the period of actual service, rather than the full notice period. Any Group Performance Share payment will be determined on the basis of performance as for all continuing employees and will remain subject to performance adjustment (malus and clawback) and deferral. Generally, on termination of employment, Group Performance Share awards, in flight Group Ownership Share awards, Long Term Share Plan awards and other rights to payments will lapse except where termination falls within one of the reasons set out below. In the event of redundancy, the individual may receive a payment in line with statutory entitlements at that time. If an Executive Director is dismissed for gross misconduct, the Executive Director will receive normal contractual entitlements until the date of termination and all deferred Group Performance Share, Group Ownership Share and Long Term Share Plan awards will lapse.

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
In establishing and reviewing the risk management and internal control systems, the Directors carried out a robust assessment of the principal risks facing the Bank, including those that would threaten its business model, future performance, solvency or liquidity, the likelihood of a risk event occurring and the costs of control. The process for identification, evaluation and management of the principal risks faced by Lloyds Bank Group is integrated into Lloyds Bank Group’s overall framework for risk governance. The risk identification, evaluation and management process also identifies whether the controls in place result in an acceptable level of risk. At the Lloyds Bank Group level, a consolidated risk report and risk appetite dashboard are reviewed and regularly debated by the executive Lloyds Bank Group Risk Committee, Board Risk Committee and the Board to ensure that they are satisfied with the overall risk profile, risk accountabilities and mitigating actions. The report and dashboard provide a monthly view of Lloyds Bank Group’s overall risk profile, key risks and management actions, together with performance against risk appetite and an assessment of emerging risks which could affect Lloyds Bank Group’s performance over the life of the operating plan. Information regarding the main features of the internal control and risk management systems in relation to the financial reporting process is provided within the risk management report on pages 36 to 89. The Board concluded that Lloyds Bank Group’s risk management arrangements are adequate to provide assurance that the risk management systems put in place are suitable with regard to Lloyds Bank Group’s profile and strategy.
Control Effectiveness Review
All material controls are recorded and assessed on a regular basis in response to triggers or at least annually. Control assessments consider both the adequacy of the design and operating effectiveness. Where a control is not effective, the root cause is established and action plans implemented to improve control design or performance. Control Effectiveness against all residual risks are aggregated by risk category, reported and monitored via the monthly Consolidated Risk Report (CRR). The CRR is reviewed and independently challenged by the Risk Division and provided to the Risk Division Executive Committee and Lloyds Bank Group Risk Committee. On an annual basis, a point in time assessment is made for control effectiveness against each risk category. The CRR data is the primary source used for this point in time assessment and a year on year comparison on control effectiveness is reported to the Board.
Reviews by the Board
The effectiveness of the risk management and internal control systems is reviewed regularly by the Board and the Audit Committee, which also receives reports of reviews undertaken by the Risk Division and Lloyds Bank Group Internal Audit. The Audit Committee also considers reports received from the Bank’s external auditor, Deloitte LLP (which include details of significant internal control matters that they have identified), and has a discussion with the auditor at least once a year without executives present, to ensure that there are no unresolved issues of concern.
Lloyds Bank Group’s risk management and internal control systems are regularly reviewed by the Board and are consistent with the guidance on Risk Management, Internal Control and Related Financial and Business Reporting issued by the Financial Reporting Council and compliant with the requirements of CRD IV. They have been in place for the year under review and up to the date of the approval of the Annual Report. Lloyds Bank Group has achieved full compliance with BCBS 239 risk data aggregation and risk reporting requirements, and continues to actively maintain this status.
Auditor independence
Both the Lloyds Banking Group Board and the external auditor have policies and procedures designed to protect the independence and objectivity of the external auditor for Lloyds Banking Group plc and all of its subsidiary undertakings, including those entities within the Lloyds Bank Group. In 2021, the Lloyds Banking Group Audit Committee amended its policy to reflect the process for PwC resigning as auditor from each of the Lloyds Banking Group’s legal entities. No other substantive changes were made to the policy. To ensure that there is an appropriate level of oversight the Lloyds Banking Group Audit Committee approves the nature of services that the external auditor is permitted to perform and the policy sets a financial threshold above which it must approve in advance all non-audit engagements of the external auditor; the policy permits senior management to approve certain engagements for permitted services with fees for amounts below the threshold. The policy also details those services that the external auditor is prohibited from providing; these are consistent with the non-audit services which the FRC considers to be prohibited. The total amount of fees paid to the auditor for both audit and non-audit related services in 2021 is disclosed in note 10 to the financial statements.

CORPORATE GOVERNANCE
DISCLOSURE CONTROLS AND PROCEDURES
As of 31 December 2021, the Lloyds Bank Group, under the supervision and with the participation of the Lloyds Bank Group’s management, including the Group Chief Executive and the Chief Financial Officer, performed an evaluation of the effectiveness of the Lloyds Bank Group’s disclosure controls and procedures. Based on this evaluation, the Group Chief Executive and Chief Financial Officer concluded that the Bank’s disclosure controls and procedures, at 31 December 2021, were effective for gathering, analysing and disclosing with reasonable assurance the information that the Lloyds Bank Group is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. The Lloyds Bank Group’s management necessarily applied its judgement in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
There have been no changes in the Lloyds Bank Group’s internal control over financial reporting during the year ended 31 December 2021 that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting.
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
The management of Lloyds Bank plc assessed the effectiveness of the Bank’s internal control over financial reporting at 31 December 2021 based on the criteria established in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). Based on this assessment, management concluded that, at 31 December 2021, the Bank’s internal control over financial reporting was effective.
Internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.
GOING CONCERN
The going concern of the Bank and the Lloyds Bank Group is dependent on successfully funding their respective balance sheets and maintaining adequate levels of capital. In order to satisfy themselves that the Bank and the Lloyds Bank Group have adequate resources to continue to operate for the foreseeable future, the Directors have considered a number of key dependencies which are set out in the risk management section under the Lloyds Bank Group’s principal risks: funding and liquidity on page 33 and pages 65 to 68 and capital position on pages 69 to 76. Additionally, the Directors have considered capital and funding projections for the Bank and the Lloyds Bank Group. Accordingly, the Directors conclude that the Bank and the Lloyds Bank Group have adequate resources to continue in operational existence for a period of at least 12 months from the date of approval of the financial statements and therefore it is appropriate to continue to adopt the going concern basis in preparing the accounts.

REGULATION
APPROACH OF THE FINANCIAL CONDUCT AUTHORITY (“FCA”)
Under FSMA (as amended by the Financial Services Act 2012), the FCA has a strategic objective to ensure that the relevant markets function well. In support of this, the FCA has three operational objectives: to secure an appropriate degree of protection for consumers; to protect and enhance the integrity of the UK financial system and to promote effective competition in the interests of consumers.
The FCA Handbook sets out rules and guidance across a range of conduct issues with which financial institutions are required to comply including high level principles of business and detailed conduct of business standards and reporting standards.
APPROACH OF THE PRUDENTIAL REGULATION AUTHORITY (“PRA”)
The PRA is part of the Bank of England, with responsibility for the prudential regulation and supervision. The PRA's strategy is to deliver a resilient financial sector by seeking: an appropriate quantity and quality of capital and liquidity; effective risk management; robust business models; and sound governance including clear accountability of firms’ management. This strategy supports its two statutory objectives: to promote the safety and soundness of these firms; and to contribute to the securing of an appropriate degree of protection for policyholders (for insurers).
The PRA Rulebook sets out rules and guidance across a range of prudential matters which firms are required to comply with including areas such as fundamental rules; ring-fencing requirements; reporting and prudential treatments. The PRA will change a firm's business model if it judges that mitigating risk measures are insufficient. Further to the UK implementation of CRD V a legal requirement has been established in the FSMA that requires the PRA to authorise UK parent financial holding companies (FHC) or mixed financial holding companies (MFHC) that have at least one bank or designated relevant investment firm as a subsidiary. As a result Lloyds Banking Group PLC ("the Company") has received authorisation to be recognised as the UK parent MFHC of the Group and is therefore responsible for ensuring prudential capital requirements are applied on a consolidated basis.
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
HM TREASURY
HM Treasury is the government's economic and finance ministry, setting the direction of the UK's economic policy and working to achieve strong and sustainable economic growth. Its responsibilities include financial services policy such as banking and financial services regulation, financial stability, and ensuring competitiveness in the City: strategic oversight of the UK tax system: delivery of infrastructure projects across the public sector; and ensuring the economy is growing sustainably.
HMT is consulting on the Future Regulatory Framework, setting out proposals for adapting the UK financial services regulatory framework to ensure it remains fit for the future, and reflects position outside the EU.
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
BRITISH BANKERS RESOLUTION SERVICE
Lloyds Banking Group is also a member of the British Banking Resolution Service (BBRS). BBRS is a non-profit organisation set up to resolve disputes between eligible larger SME's and participating banks.
THE FINANCIAL SERVICES COMPENSATION SCHEME (“FSCS”)
The FSCS was established under the FSMA and is the UK’s statutory fund of last resort for customers of authorised financial services firms. Companies within the Group are responsible for contributing to compensation schemes in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers. The FSCS can pay compensation to customers if a firm is unable, or likely to be unable, to pay claims against it. The FSCS is funded by levies on firms authorised by the PRA and the FCA, including companies within the Group.
LENDING STANDARDS BOARD (''LSB'')
The LSB is responsible for overseeing the Standards of Lending Practice (for both personal and business customers). The Standards of Lending Practice for personal customers cover six main areas: product and service design; product sales; account maintenance and servicing; money management; financial difficulty; and customer vulnerability across key lending (current account overdrafts, credit cards, loans and chargecards) to consumers. The Standards of Lending Practice for business customers apply to business customers (including Asset Finance), which at the point of lending have an annual turnover of up to £25 million. The standards cover nine main areas: product information; product sale; declined applications; product execution; credit monitoring; treatment of customers in financial difficulty; business support units; portfolio management; and customers in vulnerable circumstances for products including loans, overdrafts, commercial mortgages, credit cards, and chargecards. LSB is also responsible for overseeing the Contingent Reimbursement Model, Access to Banking Standard and Credit Card Market Study Remedies.
UK COMPETITION AND MARKETS AUTHORITY (“CMA”)
The objective of the CMA is to promote competition to ensure that markets work well for consumers, businesses and the economy. Through its five strategic goals (delivering effective enforcement; extending competition frontiers; refocusing competition protection; achieving professional excellence; and, developing integrated performance) the CMA impacts the banking sector in a number of ways, including powers to investigate and prosecute a number of criminal offences under competition law. In addition, the CMA is now the lead enforcer under the Unfair Terms in Consumer Contracts Regulations 1999. The Government is consulting on "reforming competition and consumer policy" which intends to provide new powers to the CMA.

REGULATION
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
COMPETITION REGULATION
The FCA obtained concurrent competition powers with the CMA on 1 April 2015 in relation to the provision of financial services in the UK, in addition to supplementing its existing competition objective. The FCA assesses markets across financial services to ascertain whether or not competition is working effectively in the best interests of consumers. In addition, the PRA also has a secondary objective under the Financial Services (Banking Reform) Act to, so far as reasonably possible, act in a way which facilitates effective competition. In July 2019, the CMA signed memoranda of understanding with the FCA and the PSR, which sets out the arrangements for allocating cases, sharing information, dealing with confidentiality constraints, and pooling resources in relation to their concurrent objectives to promote competition.
In its final report from the 2021 "Strategic Review of Retail Banking Business Models" the FCA builds on the 2018 work and has found evidence of greater competition in Retail Banking, driving choice and lower prices for consumers and SMEs despite the pandemic. From its findings the FCA believes there remains significant room for further interventions to increase competition and innovation in retail banking, which are likely to be future areas of focus. The FCA also has an ongoing focus on high cost credit, and introduced new rules on overdraft pricing effective April 2020 (these aim to make overdrafts simpler, fairer and easier to manage), and new rules for credit card customers in persistent debt, where they are paying more in interest, fees and charges than they are paying of their balance. The FCA is currently evaluating the effectiveness of both new rules sets and may make further changes if the improved customer outcomes it set out to achieve are not being delivered.
In February 2020 the CMA published a state of competition report to raise the collective understanding of the level of, and the trends in, competition across the UK economy. The main aim of this work is to better measure and understand the state of the UK competition now and in the future. Thus, competition can directly benefit individual consumers and the economy as a whole through offering services and encouraging innovation and promoting efficiency, all of which can contribute to economic growth and productivity. This is particularly important given the need to support recovery in the economy following the COVID-19 pandemic.
The regulatory regime may lead to greater UK Government and regulatory scrutiny or intervention in the future, ranging from enforced product and service developments and payment system changes to significant structural changes. For example, HM Treasury are proposing the introduction of secondary objectives for the FCA and the PRA around international competitiveness, as part of the future Regulatory Framework Review. This could have a significant effect on the Group’s operations, financial condition or the business of the Group.
EU REGULATION
Following the UK's withdraw from the EU, financial institutions operating in the UK are no longer directly subject to EU legislation, however, much of the EU legislation that previously applied to UK financial institutions has been incorporated into UK law through a process known as on-shoring. It is possible that over time the UK will depart from EU-derived financial regulatory standards. The Group will continue to monitor changes to legislation, providing specialist input on their drafting and assess the likely impact on its business.
See also “Regulatory and Legal Risks – Lloyds Bank Group faces risks associated with its compliance with a wide range of laws and regulations”, “Regulatory and Legal Risks - Legal and regulatory risk arising from the UK’s exit from the EU could adversely impact Lloyds Bank Group’s business, operations, financial condition and prospects” and “Regulatory and Legal Risks – Lloyds Banking Group and its subsidiaries, including Lloyds Bank Group, are subject to resolution planning requirements.
U.S. REGULATION
LBCM maintains a branch in the U.S. and Lloyds Bank maintains a representative office in the U.S. As a result, the Company and its subsidiaries doing business or conducting activities in the U.S. are subject to oversight by the Federal Reserve Board.
Each of the Company, the Bank, HBOS and Bank of Scotland plc as well as the Bank's sister company LBCM are treated as a financial holding company under the U.S. Bank Holding Act of 1956. Financial holding companies may engage in a broader range of financial and related activities than are permitted to bank holding companies that do not maintain financial holding company status, including underwriting and dealing in all types of securities. A financial holding company and its depository institution subsidiaries must meet certain capital ratios and be deemed to be “well managed” for purposes of the Federal Reserve Board’s regulations. A financial holding company’s direct and indirect activities and investments in the U.S. are limited to those that are “financial in nature” or “incidental” or “complementary” to a financial activity, as determined by the Federal Reserve Board.
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
Financial holding companies are also subject to approval requirements in connection with certain acquisitions or investments. For example, the Company is required to obtain the prior approval of the Federal Reserve Board before acquiring, directly or indirectly, the ownership or control of more than 5 per cent of any class of the voting shares of any U.S. bank or bank holding company.

REGULATION
A major focus of U.S. governmental policy relating to financial institutions in recent years has been combating money laundering and terrorist financing and enforcing compliance with U.S. economic sanctions, with serious legal and reputational consequences for any failures arising in these areas. Lloyds Bank Group engages, or has engaged, in a limited amount of business with counterparties in certain countries which the U.S. State Department designated during the reporting period as state sponsors of terrorism, including Iran, Syria, Cuba and North Korea. Lloyds Bank Group intends to engage in new business in such jurisdictions only in very limited circumstances where the Group is satisfied concerning legal, compliance and reputational issues. At 31 December 2021, Lloyds Bank Group did not believe that its business activities relating to countries designated as state sponsors of terrorism in 2021 were material to its overall business.
Lloyds Bank Group estimates that the value of its business in respect of such states represented less than 0.01 per cent of its total assets and, for the year ended December 2021, Lloyds Bank Group believes that the Group’s revenues from all activities relating to such states were less than 0.001 per cent of its total income. This information has been compiled from various sources within Lloyds Bank Group, including information manually collected from relevant business units, and this has necessarily involved some degree of estimate and judgement.
The Bank was registered as a swap dealer and as such, is subject to regulation and supervision by the Commodity Futures Trading Commission (“CFTC”) and the National Futures Association (''NFC'') with respect to certain of its swap activities, including risk management practices, trade documentation and reporting, business conduct and recordkeeping, among others.
A new United States Congress and Presidential administration took office in 2021, and as a result, the new administration could impose new or modified requirements that materially impact the Company and its U.S. operations.
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
Pursuant to ITRA Section 219, the Group notes that during 2021, its non-US affiliates, Lloyds Bank plc and Bank of Scotland plc, received or made payments involving entities owned or controlled by the Government of Iran as defined under section 560.304 of title 31, Code of Federal Regulations, and/or designated under Executive Order 13382 or 13224. In all cases, the payment was permitted under UK and EU sanctions legislation, specific authority was sought from and granted by HM Treasury, the UK’s Competent Authority to provide such authorisations or the payment(s) were credited to a blocked account, held in the name of the entity, in accordance with UK and EC sanctions legislation.
Gross revenues from these activities were approximately £12,000. Net profits from these activities were approximately £12,000.
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
The table below sets out the interim and final dividends paid by the Bank for fiscal years 2017 through 2021.

	Final dividends for previous year paid during current year £ million	Interim dividends £ million	Total dividends £ million
2017	—	2,650	2,650
2018	—	11,022	11,022
2019	—	4,100	4,100
2020	—	—	—
2021	—	2,900	2,900

ARTICLES OF ASSOCIATION OF LLOYDS BANK PLC
Lloyds Bank plc is incorporated in England and Wales under the UK Companies Acts with registered number 2065.
Lloyds Banking Group plc (registered in Scotland under number SC 095000) is the holding company of Lloyds Bank plc.
Lloyds Bank plc adopted amended Articles of Association on 1 March 2022. A summary of certain provisions of such amended Articles of Association (being the Articles of Association in effect at the date of this Annual Report) and certain relevant provisions of the Companies Act 2006 (the “2006 Act”) where appropriate and as relevant to the holders of any class of share are set out below. The following summary description is qualified in its entirety by reference to the terms and provisions of the Articles of Association which appears at Exhibit 1.
RIGHTS ATTACHING TO SHARES
Any share in Lloyds Bank plc may be issued with such rights or restrictions as Lloyds Bank plc may from time to time determine by ordinary resolution or as otherwise provided in the Articles of Association.
Lloyds Bank plc may issue any shares which are, or at Lloyds Bank plc or the holder’s option are, liable to be redeemed. The directors of Lloyds Bank plc may determine the terms and conditions and manner of such redemption.
VOTING RIGHTS
For the purposes of determining which persons are entitled to attend or vote at a meeting and how many votes such persons may cast, every holder of ordinary shares is entitled to be present and to vote at a general meeting of Lloyds Bank plc. Every holder of ordinary shares who is present (either in person or by electronic means, including any corporation by its duly authorised representative) at a general meeting of Lloyds Bank plc and is entitled to vote will have one vote on a show of hands and, on a poll, if present in person or by proxy, will have one vote for every such share held by them. No voting rights attach to the preference shares.
There are no limitations imposed by UK law or the Articles of Association restricting the rights of non-residents of the UK or non-citizens of the UK to hold or vote shares of Lloyds Bank plc.
GENERAL MEETINGS
Annual general meetings of Lloyds Bank plc are to be held at a place, date and time as may be determined by the directors. All other general meetings may be convened whenever the directors think fit and shall be requisitioned in accordance with the requirements of the Articles of Association.
Lloyds Bank plc must prepare a notice of meeting in respect of a general meeting in accordance with the requirements of the Articles of Association and the 2006 Act. Lloyds Bank plc must give at least 21 clear days’ notice in writing of an annual general meeting, or a general meeting called for the passing of a special resolution or a resolution appointing a person as a director. All other general meetings may be called by at least 14 clear days’ notice in writing. Should there be a requirement to call an annual general meeting on short notice, consent is required from all shareholders entitled to attend and vote in order to hold the annual general meeting on short notice. For other general meetings, consent to short notice is required from a majority in number of shareholders entitled to attend and vote at the meeting. This majority must together hold at least 95% of the shares giving the right to attend and vote at the meeting.
The directors may decide to hold any general meeting as a combined physical and electronic general meeting or an electronic-only general meeting. In such case, the directors will provide details of the means for members to attend and participate in the meeting, including the physical place or places of meeting and the electronic platforms to be used. The directors and the chair of a combined physical and electronic general meeting, or an electronic-only general meeting, may make any arrangement and impose any requirement or restriction as is: (i) necessary to ensure the identification of those taking part and the security of the electronic communication; and (ii) proportionate to achieving these objectives.
The processes and procedures for the conduct of a general meeting (including adjourning meetings, voting, amending resolutions and appointing proxies) is established under the Articles of Association and the 2006 Act.
At any general meeting which is held only as a physical meeting, a resolution put to the vote of the meeting will be decided on a poll unless the chair determines that the resolution will be decided on a show of hands. At any general meeting which is held as a combined physical and electronic meeting, any resolution and any proposed amendments to it put to the vote of the meeting shall be decided on a poll.
As Lloyds Bank plc is a wholly-owned subsidiary, the quorum necessary for the transaction of business at a general meeting is one member present at the general meeting or represented by proxy and entitled to vote.
DIVIDENDS AND OTHER DISTRIBUTIONS AND RETURN OF CAPITAL
Under the 2006 Act, before Lloyds Bank plc can lawfully make a distribution, it must ensure that it has sufficient distributable reserves (accumulated, realised profits, so far as not previously utilised by distribution or capitalisation, less accumulated, realised losses, so far as not previously written off in a reduction or reorganisation of capital duly made). Under the Articles of Association (and subject to statute) the directors are entitled to set aside out of the profits of Lloyds Bank plc any sums as they think proper which, at their discretion, shall be applicable for any purpose to which the profits of Lloyds Bank plc may be applied.
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
In addition, Lloyds Bank plc may by ordinary resolution direct the payment of a dividend in whole or in part by the distribution of specific assets (a non-cash distribution).
On any distribution by way of capitalisation, the amount to be distributed will be appropriated amongst the persons who would have been entitled to it if it were distributed by way of dividend and in the same proportions. Any capitalised sum may be applied in paying up new shares of a nominal amount equal to the capitalised sum which are then allotted credited as fully paid to the persons entitled or as they may direct.
Any dividend or other moneys payable to a member that has not been cashed or claimed after a period of 12 years from the date of declaration of such dividend or other moneys payable to a member will be forfeited and revert to Lloyds Bank plc. Lloyds Bank plc shall be entitled to use such unclaimed dividend or other moneys payable to a member for its benefit in any manner that the directors may think fit. The payment of any such dividend or other moneys into a separate account does not make Lloyds Bank plc a trustee in respect of such sum.

ARTICLES OF ASSOCIATION OF LLOYDS BANK PLC
On a return of assets, whether in a winding-up, the assets of the company available for distribution among the members shall be applied first in repaying the holders of any preference shares from time to time issued by the company ranking equally therewith in the amounts paid up plus any accrued but unpaid dividend thereon (or credited as paid up) on such share (or as otherwise provided in terms of such shares). On a return of assets on a winding up, the balance of such assets, subject to any other class of shares, shall be distributed to each holder of the ordinary shares rateably by reference to the proportion of ordinary share capital held by that holder, relative to the aggregate total issued ordinary share capital.
Lloyds Bank plc’s ordinary shares do not confer any rights of redemption. Rights of redemption in respect of Lloyds Bank plc’s preference shares shall be at the option of the company at such time and date as the directors may determine.
Under the Articles of Association and the 2006 Act, the liability of shareholders is limited to the amount (if any) for the time being unpaid on the shares held by that shareholder.
VARIATION OF RIGHTS AND ALTERATION OF CAPITAL
Subject to the provisions of the 2006 Act and every other statute for the time being in force or any judgment or order of any court of competent jurisdiction concerning companies and affecting Lloyds Bank plc (the statutes), the rights attached to any class of shares for the time being in issue may be varied or abrogated with the sanction of a special resolution passed at a separate meeting of the holders of shares of that class. At any such separate meeting, the provisions of the Articles of Association relating to general meetings will apply, as may be amended by the terms of the relevant share class.
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
TRANSFER OF SHARES
All transfers of shares may be effected by transfer in writing in any usual form or in any other form approved by the directors and must be executed by or on behalf of the transferor. The transferor will remain the holder of the shares transferred until the name of the transferee is entered in the register of members of Lloyds Bank plc in respect thereof.
Any share may at any time be transferred to Lloyds Banking Group plc or to any subsidiary of Lloyds Banking Group plc. Otherwise, the directors may in their absolute discretion and without assigning any reason therefor, refuse to register any transfer of shares (whether fully paid or not). If the directors refuse to register a transfer of a share, the instrument of transfer must be returned to the transferee with the notice of the refusal unless they suspect that the proposed transfer may be fraudulent. No fee may be charged for registering any instrument of transfer or other document relating to or affecting the title to any share. Lloyds Bank plc may retain any instrument of transfer which is registered.
UNTRACED MEMBERS
Lloyds Bank plc is a wholly-owned subsidiary of Lloyds Banking Group plc. As such, there are no specific provisions in its Articles of Association regarding untraced members.
WINDING-UP
Any winding up of Lloyds Banking plc shall be undertaken in accordance with relevant insolvency legislation, the 2006 Act, regulation, rules or as otherwise required by law.
DIRECTORS
Subject to any other provision of the Articles of Association, the number of directors of Lloyds Bank plc shall be no fewer than two and is not subject to any maximum. The directors may elect from them a chair and may at any time remove them from that office.
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
The directors may confer upon any director holding any executive office any of the powers exercisable by them on such terms and conditions, and with such restrictions, as they think fit. The directors may also delegate any of their powers to committees. Any such committee shall have power to sub-delegate to sub-committees or to any person any of the powers delegated to it. The directors may make regulations in relation to the procedures of committees or sub-committees to whom their powers or discretions have been delegated or sub-delegated. Subject to any such regulations, the meetings and procedures of any committee or sub-committee shall be governed by the provisions of the Articles of Association regulating the meetings and procedures of Director. The directors may also grant powers of attorney to appoint a company, firm or person (or body of persons) to be the attorneys for Lloyds Bank plc with such powers, authorities and discretions and for such period and subject to such conditions as the directors think fit.
The directors may meet to consider this business of Lloyds Bank plc as they think fit. Any director, and secretary at the request of a director, may summon a meeting on request. The quorum necessary for the transaction of business of the directors may be fixed from time to time by the directors and unless so fixed at any other number shall be two. Questions arising at any meeting of the directors shall be determined by a majority of votes. In the case of an equality of votes, the chair of the meeting shall have a casting vote (unless the chair of the meeting is not to be counted as participating in the decision-making process for quorum or voting purposes).
DIRECTORS’ APPOINTMENT
The Articles of Association provide that a director may be appointed: (i) by ordinary resolution of Lloyds Bank plc; (ii) by a decision of the directors; and/or (iii) by a shareholder or shareholders holding in aggregate a majority of the nominal value of the shares giving notice to Lloyds Bank plc. The Articles of Association do not require retirement by rotation.

ARTICLES OF ASSOCIATION OF LLOYDS BANK PLC
REMOVAL OF A DIRECTOR AND VACATION FROM OFFICE
Subject to statute, Lloyds Bank plc may remove any director from office by ordinary resolution of which special notice has been given. The officer of a director will be vacated in the following circumstances:
–the director becomes prohibited by law from acting as a director;
–the director creases to be a directors by virtue of any provision of the 2006 Act;
–the director resigns in writing to Lloyds Bank plc and the directors resolve to accept such offer of resignation;
–if a bankruptcy order is made against such director;
–if a composition is made with that person’s creditors generally in satisfaction of that person’s debts;
–if a registered medical practitioner who is treating that person gives a written opinion to Lloyds Bank plc stating that that person has become physically or mentally incapable of acting as a director and may remain so for more than three months;
–if notice of termination is served or deemed served upon the director and that notice is given by all the other directors for the time being;
–if notice of the directors removal is given by shareholders; or
–if the director is absent from meetings of directors for six months without permission and the directors resolve that such director’s office be vacated.
DIRECTORS’ SHARE QUALIFICATION
A director is not required to hold any shares of Lloyds Bank plc by way of qualification.
DIRECTORS’ INDEMNITY/INSURANCE
So far as may be permitted by the statutes, any person who is or was at any time a director, may be indemnified by Lloyds Bank plc against any liability incurred by them in connection with any negligence, default, breach of duty or breach of trust by them in relation to Lloyds Bank plc and all costs, charges, losses, expenses and liabilities incurred in the execution of their duties, the actual or purported exercise of their powers or otherwise in connection with their duties, powers or offices. The directors of Lloyds Bank plc may also purchase and maintain insurance in respect of such liabilities.
AUTHORISATION OF DIRECTORS’ INTERESTS
Subject to the provisions of the statutes, the directors can authorise any matter which would or might otherwise constitute or cause a breach of the duty of a director to avoid a situation in which they have or can have a direct or indirect interest that conflicts, or possibly may conflict, with the interests of Lloyds Bank plc.
Any authorisation of a matter under the Articles of Association shall extend to any actual or potential conflict of interest which may reasonably be expected to arise out of the matter so authorised.
A director shall not, save as otherwise agreed by them, be accountable to Lloyds Bank plc for any benefit which they (or a person connected with them) derives from any matter authorised by the directors and any contract, transaction or arrangement relating thereto shall not be liable to be avoided on the grounds of any such benefit.
Lloyds Bank plc may by ordinary resolution ratify any contract, transaction or arrangement, or other proposal, not properly authorised under the Articles of Association.
MATERIAL INTERESTS
In general, the 2006 Act requires that a director disclose to Lloyds Bank plc any personal interest that they may have and all related material information and documents known to them, in connection with any existing or proposed transaction by Lloyds Bank plc. The disclosure is required to be made promptly and in any event, no later than at the board of directors meeting in which the transaction is first discussed.
Subject to the provisions of the statutes, the director (or a person connected with them), provided that the director has declared the nature and extent of any interest as required under the Articles of Association:
–may be a director or other officer of, or be employed by, or otherwise interested (including by the holding of shares) in Lloyds Bank plc, a subsidiary undertaking of Lloyds Bank plc, any holding company of Lloyds Bank plc, a subsidiary undertaking of any such holding company, or any body corporate promoted by Lloyds Bank plc or in which Lloyds Bank plc is otherwise interested (a relevant company);
–may be a party to, or otherwise interested in, any contract, transaction or arrangement with a relevant company (or in which the company is otherwise interested);
–may have an interest which cannot reasonably be regarded as likely to give rise to a conflict of interest;
–may have an interest, or a transaction or arrangement giving rise to such an interest, of which the director is not aware; and
–may have any other interest authorised under the Articles of Association or by an ordinary shareholder resolution.
A director shall not be entitled to vote on any resolution in respect of any contract, transaction or arrangement, or any other proposal, in which the director (or a person connected with the director) has an interest, unless the interest is solely of a kind by the Articles of Association as set out above.
CONFIDENTIAL INFORMATION
If a director, otherwise than by virtue of their position as director, receives information in respect of which they owe a duty of confidentiality to a person other than Lloyds Bank plc, they shall not be required to disclose such information to Lloyds Bank plc or otherwise use or apply such confidential information for the purpose of or in connection with the performance of their duties as a director, provided that such an actual or potential conflict of interest arises from a permitted or authorised interest under the Articles of Association. This is without prejudice to any equitable principle or rule of law which may excuse or release the director from disclosing information, in circumstances where disclosure may otherwise be required under the Articles of Association.

ARTICLES OF ASSOCIATION OF LLOYDS BANK PLC
REMUNERATION
The directors shall be entitled to such remuneration as Lloyds Bank plc as the directors may determine, except that such remuneration shall not exceed £4,000,000 per annum in aggregate or such higher amount as may from time to time be determined by ordinary resolution. Unless the resolution provides otherwise, the remuneration shall be divisible among the directors as they may agree, or, failing agreement, equally, except that any director who shall hold office for part only of the period in respect of which such remuneration is payable shall be entitled only to remuneration in proportion to the period during which such Director has held office.
Any director who holds an executive office, or who serves on any committee of the directors, or who otherwise performs services which in the opinion of the directors are outside the scope of the ordinary duties of a director, may be paid extra remuneration by way of salary, commission or otherwise or may receive such other benefits as the directors may determine in their discretion. Such extra remuneration or other benefits are in addition to, or in substitution for, any or all of a director’s entitlement to ordinary remuneration.
Lloyds Bank plc may pay to any director any reasonable expenses as they may properly incur in connection with attending meetings of the directors or of any committee of the directors or general meetings or separate meetings of the holders of any class of shares or debentures of Lloyds Bank plc or otherwise in connection with the exercise of their powers and the discharge of their responsibilities in relation to Lloyds Bank plc. The directors have the power to pay and agree to pay gratuities, pensions or other retirement, superannuation, death or disability benefits to, or to any person in respect of, any director or ex-director.

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

RISK FACTORS
Set out below is a summary of certain risk factors which could affect the Lloyds Bank Group’s future results and may cause them to differ from expected results materially. The factors discussed below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties that the Lloyds Bank Group’s businesses face. This section should be read in conjunction with the more detailed information contained in this document, including as set forth in sections entitled “Business”, “Regulation” and “Operating and financial review and prospects”. For information on the Lloyds Bank Group’s risk management policies and procedures, see “Operating and financial review and prospects — Risk Management”.
ECONOMIC AND FINANCIAL RISKS
1.Lloyds Bank Group’s businesses are subject to inherent and indirect risks arising from general macroeconomic conditions in the UK in particular, but also in the Eurozone, the U.S., Asia and globally
Lloyds Bank Group’s businesses are subject to inherent and indirect risks arising from general and sector-specific economic conditions in the markets in which it operates, particularly the UK, where Lloyds Bank Group’s earnings are predominantly generated, and its operations are concentrated. Whilst Lloyds Bank Group’s revenues are predominantly generated in the UK, Lloyds Bank Group does have some credit exposure in countries outside the UK even if it does not have a presence in all of these countries. Any significant macroeconomic deterioration in the UK and/or other economies as a result of COVID-19, or otherwise could lead to increased unemployment, reduced corporate profitability, reduced personal income levels, inflationary pressures, including those arising from Sterling’s depreciation, reduced UK Government and/or consumer expenditure, increased corporate, small and medium-sized enterprises (“SME”) or personal insolvency rates, increased tax rates, borrowers’ reduced ability to repay loans, increased tenant defaults, fluctuations in commodity prices and changes in foreign exchange rates, which could have a material adverse effect on the results of operations, financial condition or prospects of Lloyds Bank Group.
The effects on the UK, European and global economies following the UK’s exit from the EU and the impact of the EU-UK Trade and Cooperation Agreement signed on 30 December 2020 (the “EU-UK TCA”) remain difficult to predict but may include economic and financial instability in the UK, Europe and the global economy, constitutional instability in the UK (including the possibility of a further Scottish independence referendum and a decision in favour of Scotland leaving the UK), and the other types of risks described in “Regulatory and Legal Risks — Legal and regulatory risk arising from the UK’s exit from the EU could adversely impact Lloyds Bank Group’s business, operations, financial condition and prospects”.
The recent and persistent acceleration of inflation in the UK which has been triggered by a number of factors including interruptions to the global supply chain, caused by measures taken by various governments to control the spread of COVID-19; labour shortages, absences and mismatches in skills resulting from the disruption of the pandemic, and from workers leaving the UK following the UK’s exit from the EU; and rising energy costs; could adversely impact Lloyds Bank Group’s retail and corporate customers and their ability to service their contractual obligations, including to Lloyds Bank Group (see "Lloyds Bank Group's business is subject to risks relating to the COVID-19 pandemic" and the "Lloyds Bank Group's businesses are subject to inherent risks concerning borrower and counterparty credit quality which have affected and may adversely impact the recoverability and value of assets on the Lloyds Bank Group's balance sheet").
Increases in the UK’s interest rates, necessitated by accelerating inflation may put pressure on household incomes and business costs, and could potentially adversely affect Lloyds Bank Group's profitability and prospects. Furthermore, such market conditions may result in an increase in Lloyds Bank Group's pension deficit. Conversely, in the event of any further substantial weakening in the UK’s economic growth, the possibility of decreases in interest rates by the Bank of England (the "BoE) or sustained low or negative interest rates would put further pressure on the Lloyds Bank Group’s profitability and prospects.
In the Eurozone, the economic outlook also remains uncertain. High levels of private and public debt, continued weakness in the financial sector and reform fatigue remain a concern. Further monetary policy stimulus from the European Central Bank could undermine financial stability by encouraging a further build-up of unsustainable debt. In addition, political uncertainty in the Eurozone, and fragmentation risk in the EU, could create financial instability and have a negative impact on the Eurozone and global economies. Any default on the sovereign debt of a Eurozone country and the resulting impact on other Eurozone countries, including the potential that some countries could leave the Eurozone, could materially affect the capital and the funding position of participants in the banking industry, including Lloyds Bank Group.
Moreover, the effects on the European, the UK and global economies of the exit of one or more EU member states from the Economic and Monetary Union, or the redenomination of financial instruments from the Euro to a different currency, are extremely uncertain and very difficult to predict and protect fully against in view of: (i) the potential for economic and financial instability in the Eurozone and possibly in the UK; (ii) the lasting impact on governments’ financial positions of the global financial crisis and the COVID-19 pandemic; (iii) the uncertain legal position; and (iv) the fact that many of the risks related to the business are totally, or in part, outside the control of Lloyds Bank Group. If any such events were to occur, they may result in: (a) significant market dislocation; (b) heightened counterparty risk; (c) an adverse effect on the management of market risk and, in particular, asset and liability management due, in part, to redenomination of financial assets and liabilities; (d) an indirect risk of counterparty failure; or (e) further political uncertainty in the UK or other countries, any of which could have a material adverse effect on the results of operations, financial condition or prospects of Lloyds Bank Group.
U.S. economic policies may have an adverse effect on both U.S. and global growth as well as global trade prospects. The expected continued tightening of US monetary policy may also have an adverse impact on the global economy
Macroeconomic uncertainty in emerging markets in the wake of the COVID-19 pandemic, in particular the slowdown of international trade and industrial production, as well as the high and growing level of debt in China may be exacerbated by attempts to de-risk its highly leveraged economy, or a devaluation of the Renminbi. External debt levels are higher now in emerging markets than before the global financial crisis, which could lead to higher levels of defaults and non-performing loans. The exit from highly accommodative U.S. monetary policy could intensify financial pressures on emerging markets.
Any adverse changes affecting the economies of the countries in which the Lloyds Bank Group has significant direct and indirect credit exposures and any further deterioration in global macroeconomic conditions, including as a result of geopolitical events, global health issues, including the COVID-19 pandemic (see "Economic and Financial Risks - Lloyds Bank Group's business is subject to risks relating to the COVID-19 pandemic") or acts of war or terrorism, could have a material adverse effect on the Lloyds Bank Group’s results of operations, financial condition or prospects. Increased tensions between members of the North Atlantic Treaty Organisation (NATO) and Russia over Ukraine and the imposition of sanctions, could have significant adverse economic effects on financial markets and on energy costs, and may also result in increased cyber attacks and an increase in costs associated with such cyber attacks, all of which could have a material adverse effect on Lloyds Bank Group’s results of operations, financial condition or prospects. Any further deterioration in the relationship between the U.S. and China could also lead to an increase in tensions, with adverse economic effects for the global economy.

RISK FACTORS
2.Lloyds Bank Group's business is subject to risks relating to the COVID-19 pandemic
Whilst it is possible that the UK may be showing early signs of COVID-19 becoming more endemic, the highly contagious nature of COVID-19 variants such as Delta and Omicron, show that new and even more harmful variants of COVID-19 may continue to adversely impact public health and the economy for the foreseeable future. Furthermore, other countries are at varying stages of the pandemic, and any further deterioration in macroeconomic conditions (both globally and in the UK) as a result of COVID-19 and any restrictions imposed to address COVID-19 related developments, could continue to adversely affect Lloyds Bank Group’s results of operations, financial condition or prospects for a number of years.
The global pandemic from the outbreak of COVID-19 continues to cause widespread disruption to normal patterns of business activity across the world, including in the UK, and volatility in financial markets. Measures taken to contain the health impact of the COVID-19 pandemic have resulted in an adverse impact on economic activity across the world and the duration of these measures remains uncertain. Monetary policy loosening has supported asset valuations across many financial markets, but longer-term impacts on consumer demand and behaviours, inflation, interest rates, credit spreads, foreign exchange rates and commodity, equity and bond prices remain unclear.
Emergency measures to slow the spread of COVID-19 across the world have brought about rapid deterioration in economic growth across all countries and regions, directly adversely impacting the UK through many channels, including trade and capital flows. This is likely to have a lasting negative impact on the future path of global GDP, through its impact on human and physical capital accumulation, and supply chain disruption. The UK experienced a deep contraction in economic activity during 2020 as a result of the COVID-19 pandemic, with activity rebounding in 2021, but both private and public sector debt have risen significantly. If the economic downturn damage were to be prolonged significantly by inability to control COVID-19 spread with vaccines, public finances would likely continue to deteriorate and could result in a sovereign downgrade that could also impact the credit ratings of Lloyds Bank Group. Rating downgrades could have a material adverse impact on Lloyds Bank Group’s ability to raise funding in the wholesale markets (see “Economic and Financial Risks - A reduction in the Bank and its rated subsidiaries' longer-term credit rating could materially adversely affect Lloyds Bank Group’s results of operations, financial condition or prospects").
Furthermore, the economic impact of the COVID-19 pandemic, including increased levels of unemployment, corporate insolvencies and business failures, and other disruptions as a result of COVID-19, including labour shortages, could adversely impact Lloyds Bank Group’s retail or corporate customers and their ability to service their contractual obligations, including to the Lloyds Bank Group. Adverse changes in the credit quality of Lloyds Bank Group’s borrowers and counterparties or collateral held in support of exposures, or in their behaviour, may reduce the value of Lloyds Bank Group’s assets and materially increase its write-downs and allowances for impairment losses. This could have a material adverse effect on Lloyds Bank Group’s results of operations, financial condition or prospects.
As a result of recent monetary policy actions, interest rates have declined substantially and with rising inflation, real interest rates have become negative. In many countries, governments are borrowing at negative yields and negative real yields. While the direction of policy has now moved to increasing interest rates, they remain negative in real terms and so could have an adverse impact on Lloyds Bank Group's net income and profitability. Similarly, if interest rates rise too fast and/or are increased to a relatively high level, they can also have an adverse impact on Lloyds Bank Group’s net income and profitability.
The effect of the COVID-19 pandemic on emerging markets increases the risks already identified from the slowdown of growth and trade, with limited capacity to respond effectively to the crisis, impacting growth and potentially increasing the risk of default on debt.
Governments, central banks and regulators across the world have taken significant action to address this economic impact, which led to a deep recession in the UK and globally, from which (as at the date of publication of this Annual Report on 20-F), there has yet to be a complete recovery. Governments are likely to continue to be judged for their policy responses and success in vaccine rollouts against existing and new variants. This could result in political upheaval and destabilise governments and political movements even after the pandemic has passed. There is also the possibility that vaccines are not as effective as expected against current or future strains of coronavirus, which could result in further extended lockdowns or restrictions.
In addition to providing support under government support schemes, Lloyds Bank Group has taken specific measures to alleviate the impact on Lloyds Bank Group's customers or borrowers, including payment holidays which, taken together with lower interest rates and restrictions on fees associated with certain products, may have an adverse impact on Lloyds Bank Group’s results of operations, financial conditions or prospects. Additionally, although the UK Government and the Bank of England have provided certain guarantees to banks relating to lending schemes that have been initiated to support businesses through the COVID-19 pandemic, there is a risk that in some circumstances, Lloyds Bank Group may not be able to claim under the guarantees, or the claim may be rejected, if, for example, it later transpires that all terms and conditions under the relevant guarantee scheme were not met when the lending was originated.
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
Adverse changes in the credit quality of Lloyds Bank Group’s UK and/or international borrowers and counterparties or collateral held in support of exposures, or in their behaviour or businesses, may reduce the value of Lloyds Bank Group’s assets and materially increase its write-downs and allowances for impairment losses. Credit risk can be affected by a range of factors outside Lloyds Bank Group’s control, which include but are not limited to an adverse economic environment, the effect of the UK’s withdrawal from the EU and the operation of the EU-UK TCA, any adverse consequences resulting from the unwinding of the UK Government's COVID-19 support measures, increased unemployment, reduced UK and global consumer and/or government spending and benefits and changes in consumer and customer demands and requirements, reduced income levels, reduced corporate profits, high and persistent inflation (including that driven by supply chain issues, labour shortages and rising energy costs), increasing and / or sustained high interest rates, changes in the credit rating of individual counterparties, over-

RISK FACTORS
indebtedness and the debt levels of individual contractual counterparties, increased personal or corporate insolvency levels, changes to insolvency regimes which make it harder to enforce against counterparties, counterparty challenges to the interpretation or validity of contractual arrangements, reduced asset values, falling stock and bond/other financial markets, changes in interest rates or foreign exchange rates, an increase in credit spreads, negative reputational impact or direct campaigns which adversely impact customers, industries or sectors and any external factors of a political, legislative, environmental or regulatory nature, including changes in accounting rules and changes to tax legislation and rates; noting that some of the above factors have been materially heightened by the COVID-19 pandemic.
In particular, Lloyds Bank Group has exposure to concentration risk where its business activities focus particularly on a single obligor, related/connected group of obligors or a similar type of customer (borrower, sovereign, financial institution or central counterparty), product, industrial sector or geographic location, including the UK.
Lloyds Bank Group’s credit exposure includes residential mortgage lending (in the UK and, to a lesser extent, the Netherlands) and commercial real estate lending, including lending secured against secondary and tertiary commercial property assets in the UK. As a result, decreases in residential or commercial property values, reduced rental payments and/or increases in tenant defaults are likely to lead to higher impairment charges, which could materially affect Lloyds Bank Group’s results of operations, financial condition or prospects. The COVID-19 pandemic initially led to some uncertainty in asset valuations and, whilst this may persist for some time, policy support and a sharp rise in accumulated private sector savings may be contributing to unsustainable asset valuation growth in some markets. Growth in UK house prices has been especially strong; raising the risk that subsequent revaluations could have potentially negative consequences for Lloyds Bank Group. Additionally, COVID-19 has led to, and may lead to as yet unknown, structural changes in the risk profile of a number of counterparties and/or sectors, including but not limited to commercial real estate, retail, hospitality, leisure and transportation, driven largely by evolving changes in consumer behaviour, working patterns, supply chains, government policy and infrastructure. Lloyds Bank Group also has significant credit exposure to certain individual counterparties in higher risk and cyclical asset classes and sectors (such as commercial real estate, financial intermediation, manufacturing, leveraged lending, oil and gas and related sectors, hotels, commodities trading, automotive and related sectors, construction, agriculture, consumer-related sectors (such as retail, passenger transport and leisure), house builders and outsourcing services). Lloyds Bank Group’s retail customer portfolios will remain strongly linked to the UK economic environment, with house price deterioration, unemployment increases, inflationary pressures, consumer over-indebtedness and prolonged low or rising interest rates among the factors that may impact secured and unsecured retail credit exposures. Deterioration in used vehicle prices, including as a result of changing consumer demand or the transition of the motor sector from vehicles with internal combustion engines to electric vehicles, could result in increased provisions and/or losses and/or accelerated depreciation charges.
In addition, climate change is likely to have a significant impact on many of Lloyds Bank Group’s customers, as well as on various industry sectors that Lloyds Bank Group operates in. There is a risk that borrower and counterparty credit quality and collateral / asset valuations could be adversely affected as a result of these changes. See also “Business and Operational Risks - Lloyds Bank Group is subject to the emerging risks associated with climate change”.
Lloyds Bank Group’s corporate lending portfolio also contains substantial exposure to large and mid-sized, public and private companies. In addition to exposures to sectors that have experienced cyclical weakness in recent years, the portfolio also contains exposures to sectors that have been significantly impacted by the COVID-19 pandemic, most notably consumer facing sectors such as travel, transportation, non-essential retail and hospitality. These exposures may give rise to single name concentration and risk capital exposure. Lloyds Bank Group's corporate and financial institution portfolios are also susceptible to "fallen angel" risk, that is, the probability of significant default increases following material unexpected events, and to risks related to the impact of the COVID-19 pandemic, resulting in the potential for large losses. As in the UK, Lloyds Bank Group’s lending business overseas is also exposed to a small number of long-term customer relationships and these single name concentrations place Lloyds Bank Group at risk of loss should default occur.
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
Providing support to customers under the COVID-19 government schemes meant that Lloyds Bank Group extended its lending risk appetite in line with the various scheme guidelines at the time and, despite the protection offered by the UK Government’s or by the Bank of England’s guarantees, as applicable, in respect of the schemes, this may lead to additional losses. These schemes (Bounce Back Loans Scheme ("BBLS"), Coronavirus Business Interruption Loan Scheme ("CBILS") and Coronavirus Large Business Interruption Loan Scheme ("CLBILS")) closed to new applications on 31 March 2021.
Repayments on government lending scheme loans commenced from the second quarter of 2021. However, BBLS benefit from Pay As You Grow options which may materially delay repayments through, for example, extended payment holidays, and have the potential to delay recognition of customer financial difficulties.
With the exception of COVID-19 related payment holidays provided to retail customers and lending provided through certain government support schemes, including the BBLS (which provided support of up to £50,000 for smaller businesses) in respect of which no credit assessment was undertaken, all lending decisions, and decisions related to other exposures (including, but not limited to, undrawn commitments, derivative, equity, contingent and/or settlement risks), are dependent on Lloyds Bank Group’s assessment of each customer’s ability to repay and the value of any underlying security. Such assessments may also take into account future forecasts, which may be less reliable due to the uncertainty of their likely accuracy and probability as a result of the impact of the COVID-19 pandemic. There is an inherent risk that Lloyds Bank Group has incorrectly assessed the credit quality and/or the ability or willingness of borrowers to repay, possibly as a result of incomplete or inaccurate disclosure by those borrowers or as a result of the inherent uncertainty that is involved in the exercise of constructing and using models to estimate the risk of lending to counterparties.
In addition, observed credit quality of the portfolios is likely to have been influenced by the significant support provided during the COVID-19 pandemic, including the government lending schemes, payment holidays and furlough arrangements, which may have distorted underlying credit risks in the portfolio and may lead to increases in arrears and/or defaults which remain unidentified. This may result in additional impairment charges if the forward looking economic scenarios used to raise expected credit loss allowances have not adequately captured the impact of the withdrawal of the temporary support measures.

RISK FACTORS
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
In addition, medium-term growth in Lloyds Bank Group’s lending activities will rely, in part, on the availability of retail deposit funding on appropriate terms, which is dependent on a variety of factors outside Lloyds Bank Group’s control, such as general macroeconomic conditions and market volatility, the confidence of retail depositors in the economy, the financial services industry and Lloyds Bank Group, as well as the availability and extent of deposit guarantees. Increases in the cost of retail deposit funding will impact on Lloyds Bank Group’s margins and affect profit, and a lack of availability of retail deposit funding could have a material adverse effect on its future growth. Any loss in consumer confidence in Lloyds Bank Group could significantly increase the amount of retail deposit withdrawals in a short period of time. See “Economic and Financial Risks - Lloyds Bank Group’s businesses are subject to inherent and indirect risks arising from general macroeconomic conditions in the UK in particular, but also in the Eurozone, the U.S., Asia and globally"
Lloyds Bank Group makes use of central bank funding schemes such as the Bank of England’s Term Funding Scheme with additional incentives for SMEs (the "TFSME"). Following the closure of this scheme in 2021, Lloyds Bank Group will have to replace matured drawings in 2025-2027, which could cause an increased dependence on term funding issuances. If the wholesale funding markets were to suffer stress or central bank provision of liquidity to the financial markets is abruptly curtailed, or Lloyds Bank Group’s credit ratings are downgraded, it is likely that wholesale funding will prove more difficult to obtain.
Any of the refinancing or liquidity risks mentioned above, in isolation or in concert, could have a material adverse effect on Lloyds Bank Group’s results or operations and its ability to meet its financial obligations as they fall due.
5.A reduction in the Bank and its rated subsidiaries' longer-term credit rating could materially adversely affect Lloyds Bank Group’s results of operations, financial condition or prospects
Rating agencies regularly evaluate Lloyds Banking Group plc, the Bank and their respective rated subsidiaries, and their ratings of longer-term debt are based on a number of factors which can change over time, including Lloyds Banking Group or Lloyds Bank Group’s financial strength as well as factors not entirely within its control, such as conditions affecting the financial services industry generally, and the legal and regulatory frameworks affecting its legal structure, business activities and the rights of its creditors. In light of the difficulties in the financial services industry and the financial markets, there can be no assurance that Lloyds Bank Group or the Bank or its rated subsidiaries will maintain their current ratings. The credit rating agencies may also revise the ratings methodologies applicable to issuers within a particular industry or political or economic region. If credit rating agencies perceive there to be adverse changes in the factors affecting an issuer’s credit rating, including by virtue of change to applicable ratings methodologies, the credit rating agencies may downgrade, suspend or withdraw the ratings assigned to an issuer and/or its securities. Downgrades of either Lloyds Banking Group plc's longer-term credit rating or the Bank and its rated subsidiaries’ longer-term credit rating could lead to additional collateral posting and cash outflow, significantly increase the Bank's borrowing costs, limit its issuance capacity in the capital markets and weaken Lloyds Bank Group’s competitive position in certain markets.
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
For example, adverse market movements have had, and will likely continue to have, an adverse effect, upon the financial condition of the defined benefit pension schemes of Lloyds Bank Group. The schemes’ main exposures are to real rate risk and credit spread risk. These risks arise from two main sources: the “AA” corporate bond liability discount rate and asset holdings.
In addition, Lloyds Bank Group’s banking and trading activities are also subject to market movements. For example, changes in interest rate levels, yield curves and spreads affect the interest rate margin realised between lending and borrowing costs. The potential for future volatility and margin changes remains. Competitive pressures on fixed rates or product terms in existing loans and deposits may restrict Lloyds Bank Group in its ability to change interest rates applying to customers in response to changes in official and wholesale market rates.
Changes in foreign exchange rates, including with respect to the U.S. dollar and the Euro, may also have a material adverse effect on Lloyds Bank Group’s financial position and/or forecasted earnings.

RISK FACTORS
7.Market conditions have resulted, and are expected to result in the future, in material changes to the estimated fair values of financial assets of Lloyds Bank Group, including negative fair value adjustments
Lloyds Bank Group has exposures to securities, derivatives and other investments, including asset-backed securities, structured investments and private equity investments that are recorded by Lloyds Bank Group at fair value, which may be subject to further negative fair value adjustments in view of the volatile global markets and challenging economic environment, including as a result of the COVID-19 pandemic. See Economic and Financial Risks - Lloyds Bank Group's business is subject to risks relating to the COVID-19 pandemic.
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
Monetary policy in the UK and in the markets in which Lloyds Bank Group operates has been highly accommodative in recent years and even more so as a result of the COVID-19 pandemic, however, there remains considerable uncertainty as to the pace of change in withdrawing monetary stimulus and increasing interest rates as set by the Bank of England and other major central banks. If recent rises in inflation in developed countries prove to be more than transitory, this may prompt an earlier and/or larger than expected tightening of monetary policy with the associated risk of slowing economic recovery.
In the UK, monetary policy has further been supported by the Bank of England and HM Treasury “Funding for Lending” scheme (which closed in January 2018), the “Help to Buy” scheme (which closed in November 2019), the “Term Funding Scheme” (which closed in February 2018) and the purchase of corporate bonds in the UK. In response to the COVID-19 pandemic, the UK Government and the Bank of England adopted a series of financial measures to help offset the economic disruption caused by efforts to contain the spread of the virus. These included a package of government-backed and guaranteed loans to support businesses. These included a joint HM Treasury and Bank of England lending facility, the Covid Corporate Financing Facility ("CCFF") designed to support liquidity among larger firms, as well as the CBILS for small and medium-sized enterprises run by the British Business Bank. Further support was also provided through the CLBILS and the BBLS. The CCFF scheme closed to new applications on 31 December 2020, whilst the CBILS, CLBILS and BBLS closed to new applications on 31 March 2021. The Recovery Loan Scheme ("RLS") was subsequently launched on 6 April 2021, providing access to finance for businesses recovering from the effects of the pandemic. Further measures may be introduced depending on the length and severity of the crisis. However, such a long period of stimulus and support has increased uncertainty over the impact of its future reduction, which could lead to a risk of higher borrowing costs in wholesale markets, higher interest rates for retail borrowers, generally weaker than expected growth, or even contracting GDP, reduced business and consumer confidence, higher levels of unemployment or underemployment, adverse changes to levels of inflation and falling property prices in the markets in which Lloyds Bank Group operates, and consequently to an increase in delinquency rates and default rates among its customers. Rapid increases in inflation and reduced monetary stimulus and the actions and commercial soundness of other financial institutions have the potential to impact market liquidity. Conversely similar risks may result from the low level of underlying inflation in developed economies which, in Europe particularly, could deteriorate into sustained deflation if policy measures prove ineffective and economic growth weakens. The adverse impact on the credit quality of Lloyds Bank Group’s customers and counterparties, coupled with a decline in collateral values, could lead to a reduction in recoverability and value of Lloyds Bank Group’s assets and higher levels of expected credit loss allowances, which could have an adverse effect on its operations, financial condition or prospects.
9.Lloyds Bank Group’s defined benefit pension schemes are subject to longevity risks
Lloyds Bank Group’s defined benefit pension schemes are exposed to longevity risk. Increases in life expectancy (longevity) beyond current allowances will increase the period over which pension scheme benefits are paid pension scheme benefits and may adversely affect Lloyds Bank Group’s financial condition and results of operations.
10.Lloyds Bank Group may be required to record Credit Value Adjustments, Funding Value Adjustments and Debit Value Adjustments on its derivative portfolio, which could have a material adverse effect on its results of operations, financial condition or prospects
Lloyds Bank Group continually seeks to limit and manage counterparty credit risk exposure to market counterparties. Credit Value Adjustment (“CVA”) and Funding Value Adjustment (“FVA”) reserves are held against uncollateralised derivative exposures and a risk management framework is in place to mitigate the impact on income of reserve value changes. CVA is an expected loss calculation that incorporates current market factors including counterparty credit spreads. FVA reserves are held to capitalise the cost of funding uncollateralised derivative exposures. Lloyds Bank Group also calculates a Debit Value Adjustment to reflect own credit spread risk as part of the fair value of derivative liabilities.
Deterioration in the creditworthiness of financial counterparties, or large adverse financial market movements could impact the size of CVA and FVA reserves and result in a material charge to Lloyds Bank Group’s profit and loss account which could have a material adverse effect on its results of operations, financial condition or prospects.
11.Lloyds Bank Group is exposed to risks related to the uncertainty surrounding the integrity and continued existence of reference rates
Reference rates and indices, including interest rate benchmarks, such as the London Interbank Offered Rate (“LIBOR”), which are used to determine the amounts payable under financial instruments or the value of such financial instruments (“Benchmarks”), have, in recent years,

RISK FACTORS
been the subject of political and regulatory scrutiny as to how they are created and operated. This has resulted in regulatory reform and changes to existing Benchmarks, the progressive transition of existing and future activity to reference different rates and indices, with further changes anticipated.
These reforms and changes may cause a Benchmark to perform differently than it has done in the past or to be discontinued. At this time, it is not possible to predict the final impact (including conduct, operational and financial impacts) of any such reforms and changes, any establishment of alternative reference rates or any other reforms to these reference rates that may be enacted, including the potential or actual discontinuance of LIBOR publication, any transition away from LIBOR or ongoing reliance on LIBOR for some legacy products.
Uncertainty as to the nature of such potential changes, alternative reference rates (including, without limitation, SONIA, €STR, SARON and SOFR or term versions of those rates) or other reforms may adversely affect a broad array of financial products, including any LIBOR-based securities, loans and derivatives that are included in Lloyds Bank Group’s financial assets and liabilities, that use these reference rates and may impact the availability and cost of hedging instruments and borrowings. During the transition to the new reference rates and/or when these reference rates are no longer available, Lloyds Bank Group may incur additional expenses in effecting the transition from such reference rates, and may be subject to disputes, which could have an adverse effect on its results of operations. In addition, it can have important operational impacts through Lloyds Bank Group’s systems and infrastructure as all systems will need to account for the changes in the reference rates. Any of these factors may have a material adverse effect on Lloyds Bank Group’s results of operations, financial condition or prospects.
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
(i)general changes in government, central bank or regulatory policy, or changes in regulatory regimes that may influence investor decisions in particular markets in which Lloyds Bank Group operates and which may change the structure of those markets and the products offered or may increase the costs of doing business in those markets;
(ii)external bodies applying or interpreting standards, laws, regulations or contracts differently to Lloyds Bank Group;
(iii)an uncertain and rapidly evolving prudential regulatory environment;
(iv)changes in competitive and pricing environments, including markets investigations, or one or more of Lloyds Bank Group’s regulators intervening to mandate the pricing of Lloyds Bank Group’s products as a consumer protection measure;
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
(ix)developments in the international or national legal environment resulting in regulation, legislation and/or litigation targeting entities such as Lloyds Bank Group for investing in, or lending to, organisations deemed to be responsible for, or contributing to, climate change; and
(x)regulatory changes which influence business strategy, particularly the rate of growth of the business, or which impose conditions on the sales and servicing of products which have the effect of making such products unprofitable or unattractive to sell.
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
(ii)the possibility of alleged mis-selling of financial products or the mishandling of complaints related to the sale of such products by or attributed to a member of Lloyds Bank Group, resulting in disciplinary action or requirements to amend sales processes, withdraw products, or provide restitution to affected customers, all of which may require additional provisions and significant time and attention;
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
Regulatory and legal actions pose a number of risks to Lloyds Bank Group, including substantial monetary damages or fines, the amounts of which are difficult to predict and may exceed the amount of provisions set aside to cover such risks. See “Regulatory and Legal Risks - The financial impact of legal proceedings and regulatory risks may be material and is difficult to quantify. Amounts eventually paid may materially exceed the amount of provisions set aside to cover such risks, or existing provisions may need to be materially increased in response to changing circumstances." In addition, Lloyds Bank Group may be subject, including as a result of regulatory actions, to other penalties and

RISK FACTORS
injunctive relief, civil or private litigation arising out of a regulatory investigation or otherwise, the potential for criminal prosecution in certain circumstances and regulatory restrictions on Lloyds Bank Group’s business, all of which can have a negative effect on Lloyds Bank Group’s reputation as well as taking a significant amount of management time and resources away from the implementation of its strategy.
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
3.Legal and regulatory risk relating to the UK’s exit from the EU could adversely impact Lloyds Bank Group’s business, operations, financial condition and prospects
The EU-UK TCA provides a structure for the continuing EU and UK relationship. The TCA does not lay down any binding commitments on financial services.
In March 2021, the EU and the UK agreed a Memorandum of Understanding (the"MoU") on Financial Services Regulatory Cooperation to help preserve financial stability, market integrity and the protection of investors and consumers. However, the final MoU has not yet been formally approved and the extent, duration and conditionality of any financial services regulatory equivalence decisions remains unclear. It also remains uncertain if the UK and the EU financial regulatory regimes will diverge substantially in the future or not. This uncertainty may be exacerbated by the possible re-emergence of calls for a further Scottish independence referendum and/or the arrangements for the Northern Ireland protocol.
Lloyds Bank Group and its subsidiaries in the UK have ceased to be subject to EU law; but EU law continues to apply to its EU subsidiaries. Any divergence between UK law and EU law will increase the burden of associated compliance costs on Lloyds Bank Group. Since losing the ability to rely on the European passporting framework for financial services, Lloyds Bank Group continues to service existing products in certain EU jurisdictions, where permitted. A change to any EU jurisdiction's acceptance of continued servicing could potentially result in the loss of customers and/or the requirement for Lloyds Bank Group to apply for authorisation in EU jurisdictions where it is to continue business, with associated costs and operational considerations. Any new or amended legislation and regulation may have a significant impact on Lloyds Bank Group’s operations, profitability and business model.
4.Lloyds Banking Group and its subsidiaries, including Lloyds Bank Group, are subject to resolution planning requirements, which could have an adverse impact on Lloyds Bank Group's business
In July 2019, the Bank of England and the PRA published final rules for a resolvability assessment framework (the “Resolvability Assessment Framework”), and full implementation of the framework became effective from 1 January 2022. This requires Lloyds Banking Group to carry out a detailed assessment of its preparations for resolution. The outcome of the detailed assessment as part of the Resolvability Assessment Framework may affect the way in which Lloyds Banking Group manages its business or result in further direction from the BoE to remove impediments to the exercise of stabilisation powers and ultimately impact the profitability of Lloyds Bank Group. Further, the publication of the outcome of such assessment may affect the way Lloyds Banking Group is perceived by the market which, in turn, may affect the secondary market value of securities issued by the Bank and members of Lloyds Bank Group.
5.Lloyds Banking Group and its subsidiaries, including Lloyds Bank Group, are subject to regulatory actions which may be taken in the event of a bank or parent group failure
Under the Banking Act 2009, as amended, (the “Banking Act”), substantial powers have been granted to HM Treasury, the BoE, the Prudential Regulation Authority (the "PRA") and the Financial Conduct Authority (the "FCA" and together with the HM Treasury, the BoE and the PRA, the “Authorities”) as part of the special resolution regime (the “SRR”). These powers enable the Authorities to deal with and stabilise UK-incorporated institutions with permission to accept deposits (including the Bank and members of Lloyds Bank Group) if they are failing or are likely to fail to satisfy certain threshold conditions.
The SRR consists of five stabilisation options: (i) transfer of all or part of the business of the relevant entity or the shares of the relevant entity to a private sector purchaser; (ii) transfer of all or part of the business of the relevant entity to a “bridge bank” established and wholly owned by the BoE; (iii) transfer of all or part of the relevant entity or “bridge bank” to an asset management vehicle; (iv) bail-in of the relevant entity's equity, capital instruments and liabilities; and (v) temporary public ownership of the relevant entity. HM Treasury may also take a parent company of a relevant entity into temporary public ownership where certain conditions are met. Certain ancillary powers include the power to modify contractual arrangements in certain circumstances.
Under the Banking Act, powers are granted to the Authorities which include, but are not limited to: (i) a "write down and conversion power" relating to Tier 1 and Tier 2 capital instruments; and (ii) a "bail-in" power relating to the majority of unsecured liabilities (including the capital instruments and senior unsecured debt securities issued by the Bank and members of Lloyds Bank Group). While Lloyds Banking Group plc is currently the resolution entity for Lloyds Banking Group pursuant to the BoE's "single point of entry" resolution model, bail-in is capable of being applied to all of the Bank's and members of Lloyds Bank Group's senior unsecured and subordinated debt instruments with a remaining maturity of greater than seven days. Such loss absorption powers give resolution authorities the ability to write-down or write-off all or a portion of the claims of certain securities of a failing institution or group and/or to convert certain debt claims into another security, including ordinary shares of the surviving group entity, if any. The Banking Act specifies the order in which the bail-in tool should be applied, reflecting the hierarchy of capital instruments under Regulation (EU) No 575/2013 (as amended) as it forms part of domestic law by virtue of the EUWA and related legislation, with certain amendments (the "Capital Requirements Regulation") and otherwise respecting the hierarchy of claims in an ordinary insolvency. Moreover, the Banking Act and secondary legislation made thereunder provides certain limited safeguards for creditors in specific circumstances. For example, a holder of debt securities issued by the Bank should not suffer a worse outcome than it would in insolvency proceedings. However, this “no creditor worse off” safeguard may not apply in relation to an application of the write-down and conversion power in circumstances where a stabilisation power is not also used; holders of debt instruments which are subject to the power may, however, have ordinary shares transferred to or issued to them by way of compensation. The exercise of mandatory write-down and conversion power under the Banking Act or any suggestion of such exercise could, therefore, materially adversely affect the rights of the holders of debt securities and the price or value of their investment and/or the ability of Lloyds Bank Group to satisfy its obligations under such debt securities.
Resolution authorities also have powers to amend the terms of contracts (for example, varying the maturity of a debt instrument) and to override events of default or termination rights that might be invoked as a result of the exercise of the resolution powers, which could have a material adverse effect on the rights of holders of the debt securities issued by the Bank and members of Lloyds Bank Group, including through a material adverse effect on the price of such securities. The Banking Act also gives the BoE the power to override, vary or impose contractual obligations between a UK bank, its holding company and its group undertakings for reasonable consideration, in order to enable any transferee

RISK FACTORS
or successor bank to operate effectively. There is also power for HM Treasury to amend the law (excluding provisions made by or under the Banking Act) for the purpose of enabling it to use the regime powers effectively, potentially with retrospective effect.
The determination that securities and other obligations issued by the Bank and members of Lloyds Bank Group will be subject to loss absorption is likely to be inherently unpredictable and may depend on a number of factors which may be outside of Lloyds Bank Group’s control. This determination will also be made by the relevant UK resolution authority and there may be many factors, including factors not directly related to Lloyds Bank Group, which could result in such a determination. Because of this inherent uncertainty and given that the relevant provisions of the Banking Act remain largely untested in practice, it will be difficult to predict when, if at all, the exercise of a loss absorption power may occur which would result in a principal write-off or conversion to other securities. Moreover, as the criteria that the relevant UK resolution authority will be obliged to consider in exercising any loss absorption power provide it with considerable discretion, holders of the securities issued by the Bank and members of Lloyds Bank Group may not be able to refer to publicly available criteria in order to anticipate a potential exercise of any such power and consequently its potential effect on Lloyds Bank Group and the securities issued by the Bank and members of Lloyds Bank Group.
Potential investors in the securities issued by the Bank and members of Lloyds Bank Group should consider the risk that a holder may lose some or all of its investment, including the principal amount plus any accrued interest, if such statutory loss absorption measures are acted upon. The Banking Act provides that, other than in certain limited circumstances set out in the Banking Act, extraordinary governmental financial support will only be available to the Bank as a last resort once the write-down and conversion powers and resolution tools referred to above have been exploited to the maximum extent possible. Accordingly, it is unlikely that investors in securities issued by Lloyds Bank plc and members of Lloyds Bank Group will benefit from such support even if it were provided.
Holders of the Bank and members of Lloyds Bank Group’s securities may have limited rights or no rights to challenge any decision of the relevant UK resolution authority to exercise the UK resolution powers or to have that decision reviewed by a judicial or administrative process or otherwise. Accordingly, trading behaviour in respect of such securities is not necessarily expected to follow the trading behaviour associated with other types of securities that are not subject to such resolution powers. Further, the introduction or amendment of such resolution powers, and/or any implication or anticipation that they may be used, may have a significant adverse effect on the market price of such securities, even if such powers are not used.
The minimum requirement for own funds and eligible liabilities (“MREL”) applies to UK financial institutions and covers own funds and debt instruments that are capable of being written-down or converted to equity in order to prevent a financial institution or its group from failing in a crisis. The BoE completed a review of its existing approach to setting MREL in December 2021 and has published a revised approach which became effective and binding on Lloyds Banking Group and its material subsidiaries from 1 January 2022. There has been no change to the basis for determining Lloyds Banking Group's MREL. The Bank has been identified as a material subsidiary of Lloyds Banking Group plc and must therefore maintain internal MREL resources at the higher of minimum requirements calculated on a sub consolidated basis and on an individual basis.
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
6.Lloyds Bank Group is subject to the risk of having insufficient capital resources and/or not meeting liquidity requirements
Under PRA requirements, Lloyds Bank Group (as the ring-fenced bank sub-group) became subject to prudential requirements on a sub-consolidated basis from 1 January 2019. These requirements are in addition to the requirements that the Bank must meet under the existing prudential regime on an individual basis.
If the Bank and/or Lloyds Bank Group has, or is perceived to have, a shortage of regulatory capital or to be unable to meet its regulatory minimum liquidity requirements, then it may be subject to regulatory interventions and sanctions and may suffer a loss of confidence in the market with the result that access to sources of liquidity and funding may become constrained, more expensive or unavailable. This, in turn, may affect Lloyds Bank Group’s capacity to continue its business operations, pay future dividends to its parent and make other distributions or pursue acquisitions or other strategic opportunities, impacting future growth potential.
See also the risk factor above entitled “Lloyds Bank Group’s businesses are subject to inherent risks concerning liquidity and funding, particularly if the availability of traditional sources of funding such as retail deposits or the access to wholesale funding markets becomes more limited”.
A shortage of capital could arise from (i) a depletion of Lloyds Bank Group and/or the Bank’s capital resources through increased costs or liabilities and reduced asset values which could arise as a result of the crystallisation of credit-related risks, regulatory and legal risks, business and economic risks, operational risks, financial soundness-related risks and other risks; and/or (ii) an increase in the amount of capital that is needed to be held; and/or (iii) changes in the manner in which Lloyds Bank Group and/or the Bank is required to calculate its capital and/or the risk-weightings applied to its assets. This might be driven by a change to the actual level of risk faced by Lloyds Bank Group or to changes in the minimum capital required by legislation or by the regulatory authorities.
Lloyds Bank Group and/or the Bank may address a shortage of capital by acting to reduce leverage exposures and/or risk-weighted assets, for example by way of business disposals. Such actions may impact the profitability of Lloyds Bank Group.
Whilst Lloyds Bank Group monitors current and expected future capital, internal MREL and liquidity requirements, including having regard to both leverage and risk weighted assets-based requirements, and seeks to manage and plan the prudential position accordingly and on the basis of current assumptions regarding future regulatory capital and liquidity requirements, there can be no assurance that the assumptions will be accurate in all respects or that it will not be required to take additional measures to strengthen its capital or liquidity position. Market expectations as to capital and liquidity levels may also increase, driven by, for example, the capital and liquidity levels (or targets) of peer banking groups.
Lloyds Bank Group’s borrowing costs and access to capital markets, as well as its ability to lend or carry out certain aspects of its business, could also be affected by future prudential regulatory developments more generally, including: (i) evolving UK and global prudential and regulatory changes, for example the expected consultation on implementing Basel 3.1 in the UK and (ii) regulatory changes in other jurisdictions to which Lloyds Bank Group has exposure.

RISK FACTORS
Any of the risks mentioned above could have a material adverse effect on Lloyds Bank Group’s capital resources and/or liquidity, results of operations, its ability to continue its business operations and its financial condition.
7.The financial impact of legal proceedings and regulatory risks may be material and is difficult to quantify. Amounts eventually paid may materially exceed the amount of provisions set aside to cover such risks, or existing provisions may need to be materially increased in response to changing circumstances
Where provisions have already been taken in published financial statements of Lloyds Bank Group or results announcements for ongoing legal or regulatory matters, these have been recognised, in accordance with IAS 37 (“Provisions, Contingent Liabilities and Contingent Assets”) (“IAS 37”), as the best estimate of the expenditure required to settle the obligation as at the reporting date. Such estimates are inherently uncertain and it is possible that the eventual outcomes may differ materially from current estimates, resulting in future increases or decreases to the required provisions, or actual losses that exceed or fall short of the provisions taken.
Lloyds Bank Group has made provisions for PPI costs over a number of years totalling £21,906 million. Good progress continues to be made towards ensuring operational completeness, ahead of an orderly programme close. At 31 December 2021, a provision of £20 million remained outstanding (excluding amounts related to MBNA), with total cash payments of £178 million during the year.
In addition to the above provision, Lloyds Bank Group continues to challenge PPI litigation cases, with mainly legal fees and operational costs associated with litigation activity recognised within regulatory and legal provisions, including a charge in the fourth quarter. PPI litigation remains inherently uncertain, with a number of key Court judgements due to be delivered in 2022.
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
In November 2015 and August 2016, the FCA consulted on the introduction of a two year industry deadline by which consumers would need to make their PPI complaints or lose their right to have them assessed, and proposed rules and guidance about how firms should handle PPI complaints fairly in light of the Plevin judgment discussed above. On 2 March 2017, the FCA confirmed an industry deadline of 29 August 2019. The FCA’s rules to address Plevin commenced on 29 August 2017. The industry deadline also applies to the handling of these complaints. The FCA’s rules, issued on 2 March 2017, could have a material adverse effect on Lloyds Bank Group’s reputation, business, financial condition, results of operations and prospects. The courts are not bound by the FCA's complaints deadline or redress methodology. Customers therefore can and may wish to continue to bring litigation claims beyond the FCA's deadline for complaints.
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
Furthermore, failure to comply with trade and economic sanctions, both primary and secondary (which are frequently subject to change by relevant governments and agencies in the jurisdictions in which Lloyds Bank Group operates) and failure to comply fully with other applicable compliance laws and regulations, may result in the imposition of fines and other penalties on Lloyds Bank Group, including the revocation of licences. In addition, Lloyds Bank Group’s business and reputation could suffer if customers use its banking network for money laundering, financing terrorism, or other illegal or improper purposes.
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

RISK FACTORS
BUSINESS AND OPERATIONAL RISKS
1.Operational risks, including the risk that the Lloyds Bank Group fails to design resilience into business operations, underlying infrastructure and controls, including weaknesses or failures in the Lloyds Bank Group’s processes, systems and security, and risks due to reliance on third party services and products could materially adversely affect Lloyds Bank Group's operations
Operational risks, through inadequate or failed internal processes, people and systems or from external events are present in Lloyds Bank Group's businesses. Lloyds Bank Group’s businesses are dependent on processing and reporting accurately and efficiently a high volume of complex transactions across numerous and diverse products and services, in different currencies and subject to a number of different legal and regulatory regimes. Any weakness or errors in these processes, systems or security could have an adverse effect on Lloyds Bank Group’s results, reporting of such results, and on the ability to deliver appropriate customer outcomes during the affected period which may lead to an increase in complaints and damage to the reputation of Lloyds Bank Group.
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
Third parties such as suppliers and vendors upon which Lloyds Bank Group relies for important products and services, including IT solutions, could also be sources of operational risk, specifically with regard to security breaches affecting such parties. Lloyds Bank Group may be required to take steps to protect the integrity of its operational systems, thereby increasing its operational costs. Additionally, any problems caused by these third parties, including as a result of their not providing Lloyds Bank Group their services for any reason, their performing their services poorly, or employee misconduct, could adversely affect Lloyds Bank Group’s ability to deliver products and services to customers and otherwise to conduct business. Replacing these third party vendors or moving critical services from one provider to another could also entail significant delays and expense.
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
2.Lloyds Bank Group is exposed to conduct risk
Lloyds Bank Group is exposed to various forms of conduct risk in its operations. Conduct risk is the risk of customer detriment due to poor design, distribution and execution of products or services, or other activities which could undermine the integrity of the market or distort competition, leading to unfair customer outcomes, regulatory censure, or reputational damage or financial loss. Such risks are inherent in banking services. Forms of conduct risk include business and strategic planning, processes and systems that does not sufficiently consider customer needs which could lead to customers not receiving the best outcome to meet their needs, products and services that do not offer fair value (which could lead to financial detriment for customers) products being offered to customers that are not sustainable (which could lead to customers unfairly falling into arrears) ineffective management and monitoring of products and their distribution (which could result in customers receiving unfair outcomes), customer communications that are unclear, unfair, misleading or untimely (which could impact customer decision-making and result in customers receiving unfair outcomes), a culture that is not sufficiently customer-centric (potentially driving improper decision-making and unfair outcomes for customers), outsourcing of customer service and product delivery via third-parties that do not have the same level of control, oversight and customer-centric culture as Lloyds Bank Group (which could result in potentially unfair or inconsistent customer outcomes), the possibility of alleged mis-selling of financial products (which could require amendments to sales processes, withdrawal of products or the provision of restitution to affected customers, all of which may require additional provisions in Lloyds Bank Group’s financial accounts), ineffective management of customer complaints or claims (which could result in customers receiving unfair outcomes), ineffective processes or procedures to support customers, including those in potentially vulnerable circumstances (which could result in customers receiving unfair outcomes or treatments which do not support their needs), and poor governance of colleagues’ incentives and rewards and approval of schemes which drive unfair customer outcomes. Ineffective management and oversight of legacy conduct issues can also result in customers who are undergoing remediation being unfairly treated and therefore further rectification being required, including at the direction of regulators. Lloyds Bank Group is also exposed to the risk of engaging in, or failing to manage, conduct which could constitute market abuse, undermine the integrity of a market in which it is active, distort competition or create conflicts of interest. Each of these risks can lead to regulatory censure, reputational damage, regulatory intervention/enforcement, the imposition of lengthy remedial redress programmes and financial penalties or other loss for Lloyds Bank Group, all of which could have a material adverse effect on its results of operations, financial condition or prospects.
3.Lloyds Bank Group’s business is subject to risks related to cybercrime
Lloyds Bank Group holds personal data on its systems aligned to product and services delivered to customers. Protection is delivered in accordance with data protection legislation, including Regulation (EU) 2016/679 (the "GDPR"), the GDPR as it forms part of the domestic law of the UK by virtue of the EUWA, Data Protection Act 2018 and the Data Protection, Privacy and Electronic Communication (Amendments etc.) (EU Exit) Regulations 2019. In certain international locations, there are additional regulatory requirements that must be followed for business conducted in that jurisdiction. In the U.S., for example, the New York branch of Lloyds Bank Corporate Markets plc is required to formally attest that it complies with specific cyber security requirements put forth by the New York State Department of Financial Services in Part 500 of Title 23 of the Official Compilation of Codes, Rules and Regulations of the State of New York.
Lloyds Bank Group’s IT infrastructure, and that of third parties on whom it relies, may be vulnerable to cyber-attacks, malware, denial of services, unauthorised access and other events that have a security impact. Such an event may impact the confidentiality or integrity of Lloyds Bank Group’s or its clients’, employees’ or counterparties’ information or the availability of services to customers. As a result of such an event or a failure in Lloyds Bank Group’s cyber security policies, Lloyds Bank Group could experience a disruption in operations, material financial loss, loss of competitive position, regulatory actions, breach of client contracts, reputational harm or legal liability, which, in turn, could have a material adverse effect on its results of operations, financial condition or prospects. Lloyds Bank Group may be required to spend additional resources to

RISK FACTORS
modify its protective measures or to investigate and remediate vulnerabilities or other exposures, and it may be subject to litigation and financial losses that are either not insured against fully or not fully covered through any insurance that it maintains. Lloyds Bank Group is committed to continued participation in industry-wide activity relating to cyber risk. This includes working with relevant regulatory and government departments to evaluate the approach Lloyds Bank Group is taking to mitigate this risk and sharing relevant information across the financial services sector.
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
In 2020, Lloyds Banking Group announced an ambitious goal to work with customers, government and the market to help reduce the emissions Lloyds Banking Group finances by more than 50 per cent by 2030 on the path to net zero greenhouse gas emissions by 2050 or sooner, supporting both the UK Government's ambition and the 2015 Paris Agreement. Achieving this goal will require, among other things: customers and clients to transition to a low carbon economy; governments to introduce new policies, incentives and to invest in infrastructure; new market developments; and technological advancements. If these changes, most of which are out of Lloyds Banking Group’s control, do not occur, Lloyds Banking Group (a large part of which is formed by Lloyds Bank Group) may have difficulty achieving its targets. Furthermore, in order to reach its targets, Lloyds Banking Group will need to further develop sustainable finance products and may be required to alter its business model. In April 2021, Lloyds Banking Group joined, as a founding member, the Net Zero Banking Alliance, committing to aligning its lending portfolios with net-zero emissions by 2050.
Additionally in 2021, Lloyds Banking Group announced three new operational pledges which accelerate Lloyds Banking Group's plan to tackle climate change and apply across Lloyds Banking Group operations: Lloyds Banking Group aims to achieve net zero carbon operations by 2030; Lloyds Banking Group aims to reduce its total energy consumption by 50 per cent by 2030; and Lloyds Banking Group aims to maintain travel carbon emissions below 50 per cent of pre-COVID levels.
If Lloyds Bank Group does not adequately embed the risks associated with climate change identified above into its risk framework to appropriately measure, manage and disclose the various financial and operational risks it faces as a result of climate change, or fails to adapt its strategy and business model to the changing regulatory requirements and market expectations on a timely basis, this could have an adverse impact on Lloyds Bank Group’s results of operations, financial condition and prospects. Furthermore, inadequate climate risk disclosure could result in the loss of Lloyds Banking Group's investor base as it will not be perceived to be a green investment. Implications of inadequately managing or disclosing climate-related risk or evidencing progress in line with expectations, could also result in potential reputational damage, customer attrition or loss of investor confidence. In particular, failure to deliver or sufficiently implement the Lloyds Banking Group’s net zero strategy and external commitments, relating to the emissions Lloyds Banking Group finances and Lloyds Banking Group's operations, could result in reputational risks such as increased stakeholder concern or negative feedback, and increased scrutiny around Lloyds Bank Group's activities relating to high emissions sectors and products.
5.Lloyds Bank Group’s businesses are conducted in competitive environments, with increased competition scrutiny, and Lloyds Bank Group’s financial performance depends upon management’s ability to respond effectively to competitive pressures and scrutiny
The markets for UK financial services, and the other markets within which Lloyds Bank Group operates, remain competitive, and management expects the competition to continue to intensify. This expectation is due to a range of factors including: competitor behaviour, new entrants to the market (including a number of new retail banks as well as non-traditional financial services providers), changes in customer needs, technological developments such as the growth of digital banking, new business models such as buy now pay later and the impact of regulatory actions. Lloyds Bank Group’s financial performance and its ability to maintain existing or capture additional market share depends significantly upon the competitive environment and management’s response thereto.
In its recent final report as part of the Strategic Review of Retail Banking, the FCA recognised that the greater competition in retail banking is driving greater choice and lower prices for consumers and small businesses, despite the financial impact of the pandemic. This has particularly been seen in the mortgage and consumer credit markets where competition has intensified leading to lower yields.
Additionally, the internet and mobile technologies are changing customer behaviour and the competitive environment. There has been a steep rise in customer use of mobile banking over the last several years. Lloyds Bank Group faces competition from established providers of financial service as well as from banking business developed by non-financial companies, including technology companies with strong brand recognition.
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
The Competition and Markets Authority (the “CMA”) launched a full market investigation into competition in the SME banking and personal current account (“PCA”) markets between 2014 and 2016 followed by the Retail Banking Market Investigation Order 2017 in February 2017. This led to a number of changes which have impacted the competitive environment, including the introduction of open banking, the publication of service quality information and improvements to current accounts switching. The FCA has also undertaken market reviews in each of the major retail product markets and introduced remedies to help customers compare and switch products. For example, the FCA’s over draft pricing remedies which came into force in April 2020, required all firms to price their overdraft products using a simple comparable interest rate. In

RISK FACTORS
addition to this, the implementation of ring-fencing regulations in 2019 has had direct and indirect impacts on UK mortgage providers and the mortgage market. For some firms (who have historically utilised their retail deposits to fund activities outside of traditional retail banking) , ring-fencing has impacted their ability to fund such non-retail banking resulting in additional access deposits which may have been directed to the mortgage market- increasing competition and driving down prices.
HM Treasury is reviewing the regulatory Framework post the UK exit from the European Union, as part of the Future Regulatory Framework Review. As part of this work, HMT are proposing that the FCA and the PRA have a secondary objective focused on international competitiveness of financial services firms and the industry.
As a result of any restructuring or evolution in the market there may emerge one or more new viable competitors in the UK banking market or a material strengthening of one or more of Lloyds Bank Group’s existing competitors in that market. Any of these factors or a combination thereof could have an impact on the profitability of Lloyds Bank Group.
6.Lloyds Bank Group could fail to attract or retain senior management or other key employees
Lloyds Bank Group’s success depends on its ability to attract, retain and develop high calibre talent. If Lloyds Bank Group was to unexpectedly lose a key member of the management its business and results of operations could be materially adversely affected.
Attracting additional and retaining existing skilled personnel is fundamental to the continued growth of Lloyds Bank Group’s business. Personnel costs, including salaries, continue to increase as the general level of prices and the standard of living increases in the countries in which Lloyds Bank Group does business and as industry-wide demand for suitably qualified personnel increases. No assurance can be given that Lloyds Bank Group will successfully attract new personnel or retain existing personnel required to continue to expand its business and to successfully execute and implement its business strategy. In addition, while the UK Government has provided clear guidance on residency permission for EU workers in the UK, post the UK's exit from the EU, the numbers of EU workers coming to the UK has decreased due to the COVID-19 pandemic and UK's exit from the EU, which may make it more challenging for Lloyds Bank Group to recruit and retain colleagues with the relevant skills and experience.
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
The successful completion of these programmes and Lloyds Bank Group’s other strategic initiatives requires complex judgements, including forecasts of economic conditions in various parts of the world, and can be subject to significant risks. For example, Lloyds Bank Group’s ability to execute its strategic initiatives successfully may be adversely impacted by a significant global macroeconomic downturn, legacy issues, limitations in its management or operational capacity and capability or significant and unexpected regulatory change in countries in which it operates.
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
9.Lloyds Bank Group could be exposed to industrial action and increased labour costs resulting from a lack of agreement with trade unions
Within Lloyds Bank Group, there are currently two recognised unions for the purposes of collective bargaining. Combined, these collective bargaining arrangements apply to around 97 per cent of Lloyds Bank Group’s total workforce.
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

FORWARD LOOKING STATEMENTS
This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Bank plc together with its subsidiaries (the Lloyds Bank Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about the Lloyds Bank Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. Words such as, without limitation, ‘believes’, ‘achieves’, ‘anticipates’, ‘estimates’, ‘expects’, ‘targets’, ‘should’, ‘intends’, ‘aims’, ‘projects’, ‘plans’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘may’, ‘seek’, ‘estimate’, ‘probability’, ‘goal’, ‘objective’, ‘deliver’, ‘endeavour’, ‘prospects’, ‘optimistic’ and similar expressions or variations on these expressions are intended to identify forward looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Lloyds Bank Group’s future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Lloyds Bank Group’s future financial performance; the level and extent of future impairments and write-downs; the Lloyds Bank Group’s ESG targets and/or commitments; statements of plans, objectives or goals of the Lloyds Bank Group or its management and other statements that are not historical fact; expectations about the impact of COVID-19; and statements of assumptions underlying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements include, but are not limited to: general economic and business conditions in the UK and internationally; market related risks, trends and developments; risks concerning borrower and counterparty credit quality; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of our securities; any impact of the transition from IBORs to alternative reference rates; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Lloyds Bank Group’s or Lloyds Banking Group plc’s credit ratings; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; inability to capture accurately the expected value from acquisitions; potential changes in dividend policy; the ability to achieve strategic objectives; insurance risks; management and monitoring of conduct risk; exposure to counterparty risk; credit rating risk; tightening of monetary policy in jurisdictions in which the Lloyds Bank Group operates; instability in the global financial markets, including within the Eurozone, and as a result of ongoing uncertainty following the exit by the UK from the European Union (EU) and the effects of the EU-UK Trade and Cooperation Agreement; political instability including as a result of any UK general election and any further possible referendum on Scottish independence; operational risks; conduct risk; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural pandemic (including but not limited to the COVID-19 pandemic) and other disasters; inadequate or failed internal or external processes or systems; acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; risks relating to sustainability and climate change (and achieving climate change ambitions), including the Lloyds Bank Group’s or the Lloyds Banking Group’s ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; assessment related to resolution planning requirements; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Lloyds Bank Group; failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations; failure to prevent or detect any illegal or improper activities; projected employee numbers and key person risk; increased labour costs; assumptions and estimates that form the basis of our financial statements; the impact of competitive conditions; and exposure to legal, regulatory or competition proceedings, investigations or complaints. A number of these influences and factors are beyond the Lloyds Bank Group’s control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Bank plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC’s website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Bank plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Bank plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today's date, and the Lloyds Bank Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

LLOYDS BANK GROUP STRUCTURE
The following are significant subsidiaries of Lloyds Bank plc as at 31 December 2021.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Lloyds Bank plc
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Lloyds Bank plc and its subsidiary undertakings (the "Group") at 31 December 2021, the related consolidated income statement, consolidated statement of comprehensive income, statement of changes in equity, and cash flow statement, for the year ended 31 December 2021, and the related notes included in Item 8 and the tables marked as “Audited” within the Operating and financial review and prospects section on pages 23 to 91 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group at 31 December 2021, and the results of its operations and its cash flows for the year ended 31 December 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the Group's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Expected Credit Losses
Impairment of loans and advances
Refer to notes 2, 3, 11, 15 and 44 in the financial statements
Critical Audit Matter Description
The Group has recognised £4.0bn of expected credit losses (“ECL”) at 31 December 2021. The determination of ECL consists of a number of assumptions that require a high degree of complex and subjective auditor judgement, specialised skills and knowledge and a high degree of estimation uncertainty. The key areas we identified as having the most significant level of management judgement were in respect of:
•Multiple Economic Scenarios;
•Collectively Assessed ECL; and
•Model Adjustments.
Multiple Economic Scenarios
The measurement of expected credit losses is required to reflect an unbiased probability-weighted range of possible future outcomes.
The Group’s economics team develops the future economic scenarios. Firstly, a base case forecast is produced based on a set of conditioning assumptions, which are designed to reflect the Group’s best view of future events. A full distribution of economic scenarios around this base case is produced using a Monte Carlo simulation and scenarios within that distribution are ranked using estimated relationships with industry-wide historical loss data.
Four scenarios are derived from the distribution and weighted into an upside, a downside and a severe downside, respectively. These four scenarios are then used as key assumptions in the determination of the ECL allowance.
The principal consideration for our determination that performing procedures relating to the multiple economic scenarios is a critical audit matter was the high degree of management judgement which required specialised auditor knowledge and a high degree of audit effort in areas such as evaluating the forward-looking information used by management, and the weighting applied.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Collectively Assessed ECL
The ECL is determined on a collective basis using impairment models to calculate a probability weighted estimate by applying an appropriate probability of default, estimated exposure at default and taking account of collateral held or other loss mitigants, discounted using the effective interest rate. Complex models and significant judgements are used to develop the probability of default, loss given default and exposure at default as well as applying the staging criteria under IFRS 9.
For individually assessed exposures, the significant judgements used in determining ECL includes the completeness and appropriateness of the expected recovery strategies identified; the probability assigned to each identified expected recovery strategy; and the valuation assumptions used in determining the expected recovery strategies.
Complex and subjective auditor judgement including specialised knowledge is required in evaluating the methodology, models and inputs that are inherently uncertain.
Model Adjustments
Adjustments are made to models to address known model limitations and data limitations, and emerging or non-modelled risks. Further the global pandemic has increased the uncertainty of future events used to develop the base case and, to address the limitations in the conditioning assumptions used in the multiple economic scenarios model, the Group have recognised an adjustment to their multiple economic scenarios model to account for the significant downside uncertainty.
Complex and subjective auditor judgement including specialised knowledge is required in evaluating the methodology, models and inputs of the adjustments, including the adjustment to the multiple economic scenarios, that are inherently uncertain.
How the Critical Audit Matter Was Addressed in the Audit
Multiple Economic Scenarios
We performed the following procedures:
•Tested the controls over the generation of the multiple economic scenarios including those over the Group’s governance processes to determine the base case and outer scenarios;
•Working with our internal economic specialists, challenged and evaluated economic forecasts in the base scenario such as the unemployment rate, House Price Index and Gross Domestic Product through comparison to an independent economic outlook, external analysts and market data;
•Working with our internal modeling specialists:
–We challenged and evaluated the appropriateness of the methodology applied to generate outer economic scenarios, including associated weightings, and assumptions;
–Tested whether the methodology has been appropriately reflected in the model code by producing an independent version of the model generating outer economic scenarios and reconciling its outputs to the Group’s model;
•Tested the completeness and accuracy of the data used by the model;
•Performed a stand back assessment of the appropriateness of the weightings applied to each of the scenarios based on publicly available data; and
•Evaluated the adequacy of disclosures in respect of significant judgements and sources of estimation uncertainty.
Collectively Assessed ECL
We have tested the relevant controls to determine the ECL provision referred to above including the model governance, model validation and monitoring, model assumptions, allocation of assets into stages and data accuracy and completeness.
Working with our internal modelling specialists and valuation specialists, where appropriate, we performed the following procedures:
•Evaluated the appropriateness of modelling approach and assumptions used;
•Independently replicated the models for the most material portfolios and compared outputs of our instances of the models to the Group’s;
•Evaluated whether the models operate consistent with their specification through inspecting and re-performing the model code designed by the Group;
•Assessed model performance by evaluating variations between observed data and model predictions;
•Developed an understanding of assessed model limitations and remedial actions; and
•Tested the completeness and accuracy of the data used in model execution and calibration.
Model Adjustments
In respect of the adjustment to models including the multiple economic scenarios model, we performed the following procedures in conjunction with our specialists:
•Tested the controls over the adjustments to the models;
•Evaluated the methodology, approach and assumptions in developing the adjustments, and evaluated the Group’s selection of approach;
•Tested the completeness and accuracy of the data used;
•Performed a recalculation of the adjustments;
•Evaluated the completeness of adjustments based on our understanding of model and data limitations, including those highlighted by the COVID-19 pandemic; and
•Evaluated the adequacy of the disclosures of the adjustment, including the sensitivity analysis.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Regulatory and litigation matters
Other provisions
Refer to notes 2, 3 and 29 in the financial statements
Critical Audit Matter Description
The Group operates in an environment where it is subject to regulatory investigations, litigation and customer remediation. The Group is currently exposed to a number of regulatory and litigation matters. The Group’s provision for these matters is £1.1bn at 31 December 2021, the most significant of which is the HBOS Reading matter.
Significant judgement is required by the Group in determining whether, under IAS 37 Provisions, Contingent Liabilities and Contingent Assets:
•a reliable estimate can be made of the amount of the obligation, particularly where the information available is limited as is the case with HBOS Reading; and
•any contingent liabilities and underlying significant estimation uncertainties are adequately disclosed.
How the Critical Audit Matter Was Addressed in the Audit
We performed the following audit procedures:
•Tested the Group’s controls over the completeness of provisions, the robustness of the assessment of the provision against the requirements of IAS 37, the appropriateness of judgements used to determine a ‘best estimate’ and the completeness and accuracy of data used in the process;
•Evaluated the assessment of the provisions, associated probabilities, and potential outcomes in accordance with IAS 37;
•Verified and evaluated whether the methodology, data and significant judgements and assumptions used in the valuation of the provisions are appropriate in the context of the applicable financial reporting framework;
•In respect of HBOS Reading, we inspected information available for the limited number of awards made by the Foskett panel and tested the methodology applied to determine the provision;
•Inspected correspondence and, where appropriate, made direct enquiry with the Group’s regulators and internal and external legal counsel;
•Where no provision was made, we critically assessed and challenged the conclusion in the context of the requirements of IAS 37 Provisions, Contingent Liabilities and Contingent Assets; and
•Evaluated whether the disclosures made in the financial statements appropriately reflect the facts and key sources of estimation uncertainty.

Defined benefit obligations
Retirement benefit obligations
Refer to notes 2, 3 and 27 in the financial statements
Critical Audit Matter Description
The Group operates a number of defined benefit retirement schemes, the obligations for which totalled £47.1bn at 31 December 2021. Their valuation is determined with reference to key actuarial assumptions including mortality assumptions, discount rates and inflation rates. Due to the size of these schemes, small changes in these assumptions can have a material impact on the value of the defined benefit obligation and therefore, the assessment of these assumptions are a key judgement.
How the Critical Audit Matter Was Addressed in the Audit
We performed the following audit procedures:
•Tested the Group’s controls over the valuation the defined benefit obligations, including controls over the assumptions setting process; and
•Challenged the key actuarial assumptions used by comparing these against ranges and expectations determined by our internal actuarial experts, which are calculated with reference to the central assumptions adopted by the actuarial firms for whom we have reviewed and accepted their methodologies.

/s/ Deloitte LLP

London, United Kingdom
8 March 2022

The first accounting period we audited was 31 December 2021. In 2020, we commenced our audit planning procedures.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the board of directors and shareholders of Lloyds Bank plc,
Opinion on the Financial Statements
We have audited the consolidated balance sheet of Lloyds Bank plc and its subsidiaries (the “Company”) as of 31 December 2020, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated cash flow statement for each of the two years in the period ended 31 December 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2020, and the results of its operations and its cash flows for each of the two years in the period ended 31 December 2020 in conformity with international accounting standards in conformity with the requirements of the Companies Act 2006 and International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

/s/PricewaterhouseCoopers LLP
London, United Kingdom
11 March 2021

We served as the Company's auditor from 1995 to 2021.

CONSOLIDATED INCOME STATEMENT
for the years ended 31 December 2021, 31 December 2020 and 31 December 2019

		2021	2020	2019
	Note	£ million	£ million	£ million
Interest income		12,920	13,866	16,098
Interest expense		(1,884)	(3,096)	(3,878)
Net interest income	5	11,036	10,770	12,220
Fee and commission income		2,195	1,924	2,363
Fee and commission expense		(942)	(909)	(1,027)
Net fee and commission income	6	1,253	1,015	1,336
Net trading income	7	385	750	360
Other operating income	8	1,999	2,050	2,692
Other income		3,637	3,815	4,388
Total income		14,673	14,585	16,608
Operating expenses	9	(10,206)	(9,196)	(11,123)
Impairment credit (charge)	11	1,318	(4,060)	(1,362)
Profit before tax		5,785	1,329	4,123
Tax (expense) credit	12	(583)	137	(1,287)
Profit for the year		5,202	1,466	2,836

Profit attributable to ordinary shareholders		4,826	1,023	2,515
Profit attributable to other equity holders		344	417	281
Profit attributable to equity holders		5,170	1,440	2,796
Profit attributable to non-controlling interests		32	26	40
Profit for the year		5,202	1,466	2,836
The accompanying notes are an integral part of the financial statements.

STATEMENTS OF COMPREHENSIVE INCOME
for the years ended 31 December 2021, 31 December 2020 and 31 December 2019

The Group	2021	2020	2019
	£ million	£ million	£ million
Profit for the year	5,202	1,466	2,836
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before tax	1,720	138	(1,433)
Tax	(658)	(25)	316
	1,062	113	(1,117)
Movements in revaluation reserve in respect of equity shares held at fair value through other comprehensive income:
Change in fair value	—	—	—
Tax	1	(16)	12
	1	(16)	12
Gains and losses attributable to own credit risk:
Losses before tax	(86)	(75)	(419)
Tax	34	20	113
	(52)	(55)	(306)
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of debt securities held at fair value through other comprehensive income:
Change in fair value	137	46	(34)
Income statement transfers in respect of disposals	116	(145)	(196)
Income statement transfers in respect of impairment	(2)	5	(1)
Tax	(55)	74	72
	196	(20)	(159)
Movements in cash flow hedging reserve:
Effective portion of changes in fair value taken to other comprehensive income	(2,138)	709	1,166
Net income statement transfers	(584)	(727)	(580)
Tax	764	(31)	(140)
	(1,958)	(49)	446
Movements in foreign currency translation reserve:
Currency translation differences (tax: £nil)	(19)	—	(2)
Transfers to income statement (tax: £nil)	—	—	—
	(19)	—	(2)
Total other comprehensive income for the year, net of tax	(770)	(27)	(1,126)
Total comprehensive income for the year	4,432	1,439	1,710

Total comprehensive income attributable to ordinary shareholders	4,056	996	1,389
Total comprehensive income attributable to other equity holders	344	417	281
Total comprehensive income attributable to equity holders	4,400	1,413	1,670
Total comprehensive income attributable to non-controlling interests	32	26	40
Total comprehensive income for the year	4,432	1,439	1,710
The accompanying notes are an integral part of the financial statements.

STATEMENTS OF COMPREHENSIVE INCOME
for the years ended 31 December 2021, 31 December 2020 and 31 December 2019

The Bank	2021	2020	2019
	£ million	£ million	£ million
Profit for the year	3,593	641	2,446
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before tax	951	(133)	(776)
Tax	(395)	31	200
	556	(102)	(576)
Movements in revaluation reserve in respect of equity shares held at fair value through other comprehensive income:
Change in fair value	—	—	—
Tax	1	4	12
	1	4	12
Gains and losses attributable to own credit risk:
Losses before tax	(86)	(75)	(419)
Tax	34	20	113
	(52)	(55)	(306)
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of debt securities held at fair value through other comprehensive income:
Change in fair value	139	12	(50)
Income statement transfers in respect of disposals	(2)	(138)	(201)
Income statement transfers in respect of impairment	1	1	(1)
Tax	(47)	36	74
	91	(89)	(178)
Movements in cash flow hedging reserve:
Effective portion of changes in fair value taken to other comprehensive income	(438)	85	892
Net income statement transfers	(399)	(355)	(448)
Tax	190	30	(105)
	(647)	(240)	339
Movements in foreign currency translation reserve:
Currency translation differences (tax: £nil)	(2)	1	6
Transfers to income statement (tax: £nil)	—	—	—
	(2)	1	6
Total other comprehensive income for the year, net of tax	(53)	(481)	(703)
Total comprehensive income for the year	3,540	160	1,743

Total comprehensive income attributable to ordinary shareholders	3,196	(257)	1,462
Total comprehensive income attributable to other equity holders	344	417	281
Total comprehensive income for the year	3,540	160	1,743
The accompanying notes are an integral part of the financial statements.
The Report of the Independent Registered Public Accounting Firm included within this Form 20-F covers the consolidated financial statements of Lloyds Bank plc and its subsidiary undertakings (the ‘Group’) only.

BALANCE SHEETS
at 31 December 2021 and 31 December 2020

		The Group		The Bank
		2021	2020	2021	2020
	Note	£ million	£ million	£ million	£ million
Assets
Cash and balances at central banks		54,279	49,888	49,618	45,753
Items in the course of collection from banks		147	300	99	257
Financial assets at fair value through profit or loss	13	1,798	1,674	4,529	1,724
Derivative financial instruments	14	5,511	8,341	6,898	12,595
Loans and advances to banks[1]		4,478	4,324	4,291	4,030
Loans and advances to customers[1]		430,829	425,694	116,716	123,822
Reverse repurchase agreements[1]		49,708	56,073	49,708	56,073
Debt securities		4,562	5,137	3,756	4,315
Due from fellow Lloyds Banking Group undertakings		739	738	108,424	128,771
Financial assets at amortised cost	15	490,316	491,966	282,895	317,011
Financial assets at fair value through other comprehensive income	17	27,786	27,260	25,529	24,647
Goodwill	18	470	470	—	—
Other intangible assets	19	4,144	4,112	3,096	2,960
Current tax recoverable		220	537	245	440
Deferred tax assets	28	4,048	3,468	2,434	2,109
Investment in subsidiary undertakings	20	—	—	30,588	33,353
Retirement benefit assets	27	4,531	1,714	2,420	765
Other assets	21	9,599	10,209	3,473	3,852
Total assets		602,849	599,939	411,824	445,466
Liabilities
Deposits from banks[1]		3,363	6,230	2,768	5,217
Customer deposits[1]		449,373	425,152	268,683	255,056
Repurchase agreements[1]		30,106	28,184	78	14,504
Due to fellow Lloyds Banking Group undertakings		1,490	6,875	22,872	39,836
Items in course of transmission to banks		308	302	207	199
Financial liabilities at fair value through profit or loss	23	6,537	6,831	9,821	7,907
Derivative financial instruments	14	4,643	8,228	6,102	11,072
Notes in circulation		1,321	1,305	—	—
Debt securities in issue	24	48,724	59,293	38,439	48,109
Other liabilities	26	5,391	5,181	3,128	2,573
Retirement benefit obligations	27	230	245	101	106
Current tax liabilities		—	31	—	—
Other provisions	29	1,933	1,722	771	968
Subordinated liabilities	30	8,658	9,242	7,907	7,751
Total liabilities		562,077	558,821	360,877	393,298
Equity
Share capital	31	1,574	1,574	1,574	1,574
Share premium account	32	600	600	600	600
Other reserves	33	5,400	7,181	824	1,382
Retained profits	34	28,836	25,750	43,681	42,677
Ordinary shareholders’ equity		36,410	35,105	46,679	46,233
Other equity instruments	35	4,268	5,935	4,268	5,935
Total equity excluding non-controlling interests		40,678	41,040	50,947	52,168
Non-controlling interests		94	78	—	—
Total equity		40,772	41,118	50,947	52,168
Total equity and liabilities		602,849	599,939	411,824	445,466
1See note 1 regarding change to presentation.
The accompanying notes are an integral part of the financial statements.
The Report of the Independent Registered Public Accounting Firm included within this Form 20-F covers the consolidated financial statements of Lloyds Bank plc and its subsidiary undertakings (the ‘Group’) only.

STATEMENTS OF CHANGES IN EQUITY
for the years ended 31 December 2021, 31 December 2020 and 31 December 2019

The Group	Attributable to ordinary shareholders
	Share capital and premium	Other reserves	Retained profits	Total	Other equity instruments	Non- controlling interests	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
At 1 January 2021	2,174	7,181	25,750	35,105	5,935	78	41,118
Comprehensive income
Profit for the year	—	—	4,826	4,826	344	32	5,202
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	—	—	1,062	1,062	—	—	1,062
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	—	196	—	196	—	—	196
Equity shares	—	1	—	1	—	—	1
Gains and losses attributable to own credit risk, net of tax	—	—	(52)	(52)	—	—	(52)
Movements in cash flow hedging reserve, net of tax	—	(1,958)	—	(1,958)	—	—	(1,958)
Movements in foreign currency translation reserve, net of tax	—	(19)	—	(19)	—	—	(19)
Total other comprehensive income	—	(1,780)	1,010	(770)	—	—	(770)
Total comprehensive income[1]	—	(1,780)	5,836	4,056	344	32	4,432
Transactions with owners
Dividends (note 36)	—	—	(2,900)	(2,900)	—	(14)	(2,914)
Distributions on other equity instruments	—	—	—	—	(344)	—	(344)
Issue of other equity instruments (note 35)	—	—	(1)	(1)	1,550	—	1,549
Redemptions of other equity instruments (note 35)	—	—	(9)	(9)	(3,217)	—	(3,226)
Capital contributions received	—	—	164	164	—	—	164
Return of capital contributions	—	—	(4)	(4)	—	—	(4)
Change in non-controlling interests	—	—	(1)	(1)	—	(2)	(3)
Total transactions with owners	—	—	(2,751)	(2,751)	(2,011)	(16)	(4,778)
Realised gains and losses on equity shares held at fair value through other comprehensive income	—	(1)	1	—	—	—	—
At 31 December 2021	2,174	5,400	28,836	36,410	4,268	94	40,772
1Total comprehensive income attributable to owners of the parent was £4,400 million (2020: £1,413 million; 2019: £1,670 million).
Further details of movements in the Group’s share capital and reserves are provided in notes 31, 32, 33, 34 and 35.
The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CHANGES IN EQUITY
for the years ended 31 December 2021, 31 December 2020 and 31 December 2019

	Attributable to ordinary shareholders
The Group	Share capital and premium	Other reserves	Retained profits	Total	Other equity instruments	Non- controlling interests	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
At 1 January 2020	2,174	7,250	24,549	33,973	4,865	61	38,899
Comprehensive income
Profit for the year	—	—	1,023	1,023	417	26	1,466
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	—	—	113	113	—	—	113
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	—	(20)	—	(20)	—	—	(20)
Equity shares	—	(16)	—	(16)	—	—	(16)
Gains and losses attributable to own credit risk, net of tax	—	—	(55)	(55)	—	—	(55)
Movements in cash flow hedging reserve, net of tax	—	(49)	—	(49)	—	—	(49)
Movements in foreign currency translation reserve, net of tax	—	—	—	—	—	—	—
Total other comprehensive income	—	(85)	58	(27)	—	—	(27)
Total comprehensive income	—	(85)	1,081	996	417	26	1,439
Transactions with owners
Dividends (note 36)	—	—	—	—	—	(7)	(7)
Distributions on other equity instruments	—	—	—	—	(417)	—	(417)
Issue of other equity instruments (note 35)	—	—	—	—	1,070	—	1,070
Capital contributions received	—	—	140	140	—	—	140
Return of capital contributions	—	—	(4)	(4)	—	—	(4)
Change in non-controlling interests	—	—	—	—	—	(2)	(2)
Total transactions with owners	—	—	136	136	653	(9)	780
Realised gains and losses on equity shares held at fair value through other comprehensive income	—	16	(16)	—	—	—	—
At 31 December 2020	2,174	7,181	25,750	35,105	5,935	78	41,118
The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CHANGES IN EQUITY
for the years ended 31 December 2021, 31 December 2020 and 31 December 2019

	Attributable to ordinary shareholders
The Group	Share capital and premium	Other reserves	Retained profits	Total	Other equity instruments	Non- controlling interests	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
At 1 January 2019	2,174	6,965	27,321	36,460	3,217	73	39,750
Comprehensive income
Profit for the year	—	—	2,515	2,515	281	40	2,836
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	—	—	(1,117)	(1,117)	—	—	(1,117)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	—	(159)	—	(159)	—	—	(159)
Equity shares	—	12	—	12	—	—	12
Gains and losses attributable to own credit risk, net of tax	—	—	(306)	(306)	—	—	(306)
Movements in cash flow hedging reserve, net of tax	—	446	—	446	—	—	446
Movements in foreign currency translation reserve, net of tax	—	(2)	—	(2)	—	—	(2)
Total other comprehensive income	—	297	(1,423)	(1,126)	—	—	(1,126)
Total comprehensive income	—	297	1,092	1,389	281	40	1,710
Transactions with owners
Dividends (note 36)	—	—	(4,100)	(4,100)	—	(38)	(4,138)
Distributions on other equity instruments	—	—	—	—	(281)	—	(281)
Issue of other equity instruments (note 35)	—	—	—	—	1,648	—	1,648
Capital contributions received	—	—	229	229	—	—	229
Return of capital contributions	—	—	(5)	(5)	—	—	(5)
Change in non-controlling interests	—	—	—	—	—	(14)	(14)
Total transactions with owners	—	—	(3,876)	(3,876)	1,367	(52)	(2,561)
Realised gains and losses on equity shares held at fair value through other comprehensive income	—	(12)	12	—	—	—	—
At 31 December 2019	2,174	7,250	24,549	33,973	4,865	61	38,899
The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CHANGES IN EQUITY
for the years ended 31 December 2021, 31 December 2020 and 31 December 2019

	Attributable to ordinary shareholders
The Bank	Share capital and premium	Other reserves	Retained profits	Total	Other equity instruments	Total
	£ million	£ million	£ million	£ million	£ million	£ million
At 1 January 2021	2,174	1,382	42,677	46,233	5,935	52,168
Comprehensive income
Profit for the year	—	—	3,249	3,249	344	3,593
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	—	—	556	556	—	556
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	—	91	—	91	—	91
Equity shares	—	1	—	1	—	1
Gains and losses attributable to own credit risk, net of tax	—	—	(52)	(52)	—	(52)
Movements in cash flow hedging reserve, net of tax	—	(647)	—	(647)	—	(647)
Movements in foreign currency translation reserve, net of tax	—	(2)	—	(2)	—	(2)
Total other comprehensive income	—	(557)	504	(53)	—	(53)
Total comprehensive income[1]	—	(557)	3,753	3,196	344	3,540
Transactions with owners
Dividends (note 36)	—	—	(2,900)	(2,900)	—	(2,900)
Distributions on other equity instruments	—	—	—	—	(344)	(344)
Issue of other equity instruments (note 35)	—	—	(1)	(1)	1,550	1,549
Redemptions of other equity instruments (note 35)	—	—	(9)	(9)	(3,217)	(3,226)
Capital contributions received	—	—	164	164	—	164
Return of capital contributions	—	—	(4)	(4)	—	(4)
Total transactions with owners	—	—	(2,750)	(2,750)	(2,011)	(4,761)
Realised gains and losses on equity shares held at fair value through other comprehensive income	—	(1)	1	—	—	—
At 31 December 2021	2,174	824	43,681	46,679	4,268	50,947
1Total comprehensive income attributable to owners of the parent was £3,540 million (2020:£160 million; 2019: £1,743 million).
The accompanying notes are an integral part of the financial statements.
The Report of the Independent Registered Public Accounting Firm included within this Form 20-F covers the consolidated financial statements of Lloyds Bank plc and its subsidiary undertakings (the ‘Group’) only.

STATEMENTS OF CHANGES IN EQUITY
for the years ended 31 December 2021, 31 December 2020 and 31 December 2019

	Attributable to ordinary shareholders
The Bank	Share capital and premium	Other reserves	Retained profits	Total	Other equity instruments	Total
	£ million	£ million	£ million	£ million	£ million	£ million
At 1 January 2019	2,174	1,543	45,051	48,768	3,217	51,985
Comprehensive income
Profit for the year	—	—	2,165	2,165	281	2,446
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	—	—	(576)	(576)	—	(576)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	—	(178)	—	(178)	—	(178)
Equity shares	—	12	—	12	—	12
Gains and losses attributable to own credit risk, net of tax	—	—	(306)	(306)	—	(306)
Movements in cash flow hedging reserve, net of tax	—	339	—	339	—	339
Movements in foreign currency translation reserve, net of tax	—	6	—	6	—	6
Total other comprehensive income	—	179	(882)	(703)	—	(703)
Total comprehensive income	—	179	1,283	1,462	281	1,743
Transactions with owners
Dividends (note 36)	—	—	(4,100)	(4,100)	—	(4,100)
Distributions on other equity instruments	—	—	—	—	(281)	(281)
Issue of other equity instruments (note 35)	—	—	—	—	1,648	1,648
Capital contributions received	—	—	229	229	—	229
Return of capital contributions	—	—	(5)	(5)	—	(5)
Total transactions with owners	—	—	(3,876)	(3,876)	1,367	(2,509)
Realised gains and losses on equity shares held at fair value through other comprehensive income	—	(12)	12	—	—	—
At 31 December 2019	2,174	1,710	42,470	46,354	4,865	51,219
Comprehensive income
Profit for the year	—	—	224	224	417	641
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	—	—	(102)	(102)	—	(102)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	—	(89)	—	(89)	—	(89)
Equity shares	—	4	—	4	—	4
Gains and losses attributable to own credit risk, net of tax	—	—	(55)	(55)	—	(55)
Movements in cash flow hedging reserve, net of tax	—	(240)	—	(240)	—	(240)
Movements in foreign currency translation reserve, net of tax	—	1	—	1	—	1
Total other comprehensive income	—	(324)	(157)	(481)	—	(481)
Total comprehensive income	—	(324)	67	(257)	417	160
Transactions with owners
Distributions on other equity instruments	—	—	—	—	(417)	(417)
Issue of other equity instruments (note 35)	—	—	—	—	1,070	1,070
Capital contributions received	—	—	140	140	—	140
Return of capital contributions	—	—	(4)	(4)	—	(4)
Total transactions with owners	—	—	136	136	653	789
Realised gains and losses on equity shares held at fair value through other comprehensive income	—	(4)	4	—	—	—
At 31 December 2020	2,174	1,382	42,677	46,233	5,935	52,168
The accompanying notes are an integral part of the financial statements.
The Report of the Independent Registered Public Accounting Firm included within this Form 20-F covers the consolidated financial statements of Lloyds Bank plc and its subsidiary undertakings (the ‘Group’) only.

CASH FLOW STATEMENTS
for the years ended 31 December 2021, 31 December 2020 and 31 December 2019

		The Group			The Bank
		2021	2020	2019	2021	2020	2019
	Note	£ million	£ million	£ million	£ million	£ million	£ million
Profit before tax		5,785	1,329	4,123	3,301	444	3,091
Adjustments for:
Change in operating assets	45(A)	5,060	(6,856)	12,904	38,804	71,662	(31,543)
Change in operating liabilities	45(B)	8,110	17,841	(5,630)	(28,015)	(61,993)	39,301
Non-cash and other items	45(C)	(661)	3,484	1,469	(2,059)	1,820	(950)
Tax paid (net)		(715)	(616)	(1,232)	(11)	(194)	(596)
Net cash provided by (used in) operating activities		17,579	15,182	11,634	12,020	11,739	9,303
Cash flows from investing activities
Purchase of financial assets		(8,885)	(8,539)	(9,108)	(8,775)	(7,793)	(7,748)
Proceeds from sale and maturity of financial assets		8,134	6,225	8,847	7,730	5,599	8,664
Purchase of fixed assets		(3,102)	(2,815)	(3,552)	(1,255)	(1,186)	(1,638)
Proceeds from sale of fixed assets		1,028	1,063	1,258	5	12	91
Additional capital injections to subsidiaries		—	—	—	(11)	(1,055)	(1,766)
Dividends received from subsidiaries		—	—	—	1,391	44	1,331
Distributions on other equity instruments received		—	—	—	112	167	103
Capital repayments and redemptions		—	—	—	2,576	1,801	212
Acquisition of businesses, net of cash acquired		(3)	—	—	—	—	—
Disposal of businesses, net of cash disposed		—	—	107	—	—	20
Net cash (used in) provided by investing activities		(2,828)	(4,066)	(2,448)	1,773	(2,411)	(731)
Cash flows from financing activities
Dividends paid to ordinary shareholders	36	(2,900)	—	(4,100)	(2,900)	—	(4,100)
Distributions on other equity instruments		(344)	(417)	(281)	(344)	(417)	(281)
Dividends paid to non-controlling interests		(14)	(7)	(38)	—	—	—
Return of capital contributions		(4)	(4)	(5)	(4)	(4)	(5)
Interest paid on subordinated liabilities		(525)	(852)	(906)	(423)	(759)	(674)
Proceeds from issue of subordinated liabilities		3,262	303	780	3,262	496	780
Proceeds from issue of other equity instruments		1,549	1,070	1,648	1,549	1,070	1,648
Repayment of subordinated liabilities		(3,745)	(4,156)	(762)	(3,049)	(2,726)	(184)
Redemptions of other equity instruments		(3,226)	—	—	(3,226)	—	—
Borrowings from parent company		543	4,799	916	543	4,799	916
Repayments of borrowings to parent company		(4,896)	(1,403)	(7,357)	(4,813)	(1,403)	(7,357)
Interest paid on borrowings from parent company		(226)	(98)	(187)	(226)	(98)	(187)
Net cash (used in) provided by financing activities		(10,526)	(765)	(10,292)	(9,631)	958	(9,444)
Effect of exchange rate changes on cash and cash equivalents		(1)	1	(3)	—	—	—
Change in cash and cash equivalents		4,224	10,352	(1,109)	4,162	10,286	(872)
Cash and cash equivalents at beginning of year		48,966	38,614	39,723	48,068	37,782	38,654
Cash and cash equivalents at end of year	45(D)	53,190	48,966	38,614	52,230	48,068	37,782
The accompanying notes are an integral part of the financial statements.
The Report of the Independent Registered Public Accounting Firm included within this Form 20-F covers the consolidated financial statements of Lloyds Bank plc and its subsidiary undertakings (the ‘Group’) only.

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021

NOTE 1: BASIS OF PREPARATION
The consolidated financial statements of Lloyds Bank plc (the Bank) and its subsidiary undertakings (the Group) have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).
The financial information has been prepared under the historical cost convention, as modified by the revaluation of investment properties, financial assets measured at fair value through other comprehensive income, trading securities and certain other financial assets and liabilities at fair value through profit or loss and all derivative contracts. The Directors consider that it is appropriate to continue to adopt the going concern basis in preparing the financial statements. In reaching this assessment, the Directors have considered the implications of the short-term impacts of the COVID-19 pandemic and climate change upon the Group’s performance and projected funding and capital position. The Directors have also taken into account the impact of further stress scenarios.
Details of those IFRS pronouncements which will be relevant to the Group but which were not effective at 31 December 2021 and which have not been applied in preparing these financial statements are given in note 46.
In 2019 the Group adopted IFRS 16 and amendments to IAS 12 and early-adopted the hedge accounting amendments Interest Rate Benchmark Reform issued by the IASB. In 2021, the Group has adopted the Interest Rate Benchmark Reform Phase 2 amendments issued by the IASB. These amendments require that changes to expected future cash flows that both arise as a direct result of IBOR Reform and are economically equivalent to the previous cash flows are accounted for as a change to the effective interest rate with no adjustment to the asset’s or liability’s carrying value; no immediate gain or loss is recognised. The new requirements also provide relief from the requirements to discontinue hedge accounting as a result of amending hedge documentation if the changes are required solely as a result of IBOR Reform. The amendments do not have a material impact on the Group’s comparatives, which have not been restated.
The following changes have been made to the presentation of the Group’s assets and liabilities on the face of the balance sheet:
–Property, plant and equipment is included in other assets (note 21)
–Reverse repurchase agreements with banks and customers are shown separately from loans and advances to banks and loans and advances to customers respectively; and repurchase agreements with banks and customers are shown separately from deposits from banks and customer deposits respectively
There has been no change in the basis of accounting for any of the underlying transactions. Comparatives have been presented on a consistent basis for all of the above.
NOTE 2: ACCOUNTING POLICIES
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
The acquisition method of accounting is used to account for business combinations by the Group. The consideration for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred except those relating to the issuance of debt instruments (see (E)(4) below) or share capital (see (O) below). Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair value at the acquisition date.
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

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 2: ACCOUNTING POLICIES (continued)
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
(C)Other intangible assets
Intangible assets which have been determined to have a finite useful life are amortised on a straight-line basis over their estimated useful life as follows: up to 7 years for capitalised software; 10 to 15 years for brands and other intangible assets.
Intangible assets with finite useful lives are reviewed at each reporting date to assess whether there is any indication that they are impaired. If any such indication exists the recoverable amount of the asset is determined and in the event that the asset’s carrying amount is greater than its recoverable amount, it is written down immediately. Certain brands have been determined to have an indefinite useful life and are not amortised. Such intangible assets are assessed annually to determine whether the asset is impaired and to reconfirm that an indefinite useful life remains appropriate. In the event that an indefinite life is inappropriate, a finite life is determined and a further impairment review is performed on the asset.
(D)Revenue recognition
(1)Net interest income
Interest income and expense are recognised in the income statement using the effective interest method for all interest-bearing financial instruments, except for those classified at fair value through profit or loss. The effective interest method is a method of calculating the amortised cost of a financial asset or liability and of allocating the interest income or interest expense over the expected life of the financial instrument. The effective interest rate is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument to the gross carrying amount of the financial asset (before adjusting for expected credit losses) or to the amortised cost of the financial liability, including early redemption fees, other fees, and premiums and discounts that are an integral part of the overall return. In the case of financial assets that are purchased or originated credit-impaired, the effective interest rate is the rate that discounts the estimated future cash flows to the amortised cost of the instrument. Direct incremental transaction costs related to the acquisition, issue or disposal of a financial instrument are also taken into account. Interest income from non-credit impaired financial assets is recognised by applying the effective interest rate to the gross carrying amount of the asset; for credit impaired financial assets, the effective interest rate is applied to the net carrying amount after deducting the allowance for expected credit losses. Impairment policies are set out in (H) below.
(2)Fee and commission income and expense
Fees and commissions receivable which are not an integral part of the effective interest rate are recognised as income as the Group fulfils its performance obligations. The Group’s principal performance obligations arising from contracts with customers are in respect of value added current accounts, credit cards and debit cards. These fees are received, and the Group provides the service, monthly; the fees are recognised in income on this basis. The Group also receives certain fees in respect of its asset finance business where the performance obligations are typically fulfilled towards the end of the customer contract; these fees are recognised in income on this basis. Where it is unlikely that the loan commitments will be drawn, loan commitment fees are recognised in fee and commission income over the life of the facility, rather than as an adjustment to the effective interest rate for loans expected to be drawn. Incremental costs incurred to generate fee and commission income are charged to fees and commissions expense as they are incurred.
(3)Other
Dividend income is recognised when the right to receive payment is established.
Revenue recognition policies specific to trading income are set out in (E)(3) below; those relating to leases are set out in (J)(1) below.
(E)Financial assets and liabilities
On initial recognition, financial assets are classified as measured at amortised cost, fair value through other comprehensive income or fair value through profit or loss, depending on the Group’s business model for managing the financial assets and whether the cash flows represent solely payments of principal and interest. The Group assesses its business models at a portfolio level based on its objectives for the relevant portfolio, how the performance of the portfolio is managed and reported, and the frequency of asset sales. Financial assets with embedded derivatives are considered in their entirety when considering their cash flow characteristics. The Group reclassifies financial assets only when its business model for managing those assets changes. A reclassification will only take place when the change is significant to the Group’s operations and will occur at a portfolio level and not for individual instruments; reclassifications are expected to be rare. Equity investments are measured at fair value through profit or loss unless the Group elects at initial recognition to account for the instruments at fair value through other comprehensive income. For these instruments, principally strategic investments, dividends are recognised in profit or loss but fair value gains and losses are not subsequently reclassified to profit or loss following derecognition of the investment.
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

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 2: ACCOUNTING POLICIES (continued)
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
Where changes are made to the contractual cash flows of a financial asset or financial liability that are economically equivalent and arise as a direct consequence of interest rate benchmark reform, the Group updates the effective interest rate and does not recognise an immediate gain or loss.
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
(3)Financial instruments measured at fair value through profit or loss
Financial assets are classified at fair value through profit or loss where they do not meet the criteria to be measured at amortised cost or fair value through other comprehensive income or where they are designated at fair value through profit or loss to reduce an accounting mismatch. All derivatives are carried at fair value through profit or loss. Derivatives are carried on the balance sheet as assets when their fair value is positive and as liabilities when their fair value is negative. Refer to note 41(3) (Financial instruments: Financial assets and liabilities carried at fair value) for details of valuation techniques and significant inputs to valuation models.
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
The fair values of assets and liabilities traded in active markets are based on current bid and offer prices, respectively, which include the expected effects of potential changes to laws and regulations, risks associated with climate change and other factors. If the market is not active the Group establishes a fair value by using valuation techniques. The fair values of derivative financial instruments are adjusted where appropriate to reflect credit risk (via credit valuation adjustments (CVAs), debit valuation adjustments (DVAs) and funding valuation adjustments (FVAs)), market liquidity and other risks.
(4)Borrowings
Borrowings (which include deposits from banks, customer deposits, debt securities in issue and subordinated liabilities) are recognised initially at fair value, being their issue proceeds net of transaction costs incurred. These instruments are subsequently stated at amortised cost using the effective interest method.
Preference shares and other instruments which carry a mandatory coupon or are redeemable on a specific date are classified as financial liabilities. The coupon on these instruments is recognised in the income statement as interest expense. Securities which carry a discretionary coupon and have no fixed maturity or redemption date are classified as other equity instruments. Interest payments on these securities are recognised as distributions from equity in the period in which they are paid. An exchange of financial liabilities on substantially different terms is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The difference between the carrying amount of a financial liability extinguished and the new financial liability is recognised in profit or loss together with any related costs or fees incurred.
When a financial liability is exchanged for an equity instrument, the new equity instrument is recognised at fair value and any difference between the carrying value of the liability and the fair value of the new equity is recognised in profit or loss.
(5)Sale and repurchase agreements (including securities lending and borrowing)
Securities sold subject to repurchase agreements (repos) continue to be recognised on the balance sheet where substantially all of the risks and rewards are retained. Funds received for repos carried at fair value are included within trading liabilities. Conversely, securities purchased under agreements to resell (reverse repos), where the Group does not acquire substantially all of the risks and rewards of ownership, are measured at amortised cost or at fair value. Those measured at fair value are recognised within trading securities. The difference between sale and repurchase price is treated as interest and accrued over the life of the agreements using the effective interest method.
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

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 2: ACCOUNTING POLICIES (continued)
(F)Hedge accounting
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
Hedge accounting allows one financial instrument, generally a derivative such as a swap, to be designated as a hedge of another financial instrument such as a loan or deposit or a portfolio of such instruments. At the inception of the hedge relationship, formal documentation is drawn up specifying the hedging strategy, the hedged item, the hedging instrument and the methodology that will be used to measure the effectiveness of the hedge relationship in offsetting changes in the fair value or cash flow of the hedged risk. The effectiveness of the hedging relationship is tested both at inception and throughout its life and if at any point it is concluded that it is no longer highly effective in achieving its documented objective, hedge accounting is discontinued. Note 14 provides details of the types of derivatives held by the Group and presents separately those designated in hedge relationships.
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
Where the contractual terms of a financial asset, financial liability or derivative are amended, on an economically equivalent basis, as a direct consequence of interest rate benchmark reform, the uncertainty arising from the reform is no longer present. In these circumstances, the Group amends the hedge documentation to reflect the changes required by the reform; these changes to the documentation do not in and of themselves result in the discontinuation of hedge accounting or require the designation of a new hedge relationship.
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
(H)Impairment of financial assets
The impairment charge in the income statement reflects the change in expected credit losses, including those arising from fraud. Expected credit losses are recognised for loans and advances to customers and banks, other financial assets held at amortised cost, financial assets (other than equity investments) measured at fair value through other comprehensive income, and certain loan commitments and financial guarantee contracts. Expected credit losses are calculated as an unbiased and probability-weighted estimate using an appropriate probability of default, adjusted to take into account a range of possible future economic scenarios, and applying this to the estimated exposure of the Group at the point of default after taking into account the value of any collateral held, repayments, or other mitigants of loss and including the impact of discounting using the effective interest rate.
At initial recognition, allowance (or provision in the case of some loan commitments and financial guarantees) is made for expected credit losses resulting from default events that are possible within the next 12 months (12-month expected credit losses). In the event of a significant increase in credit risk since origination, allowance (or provision) is made for expected credit losses resulting from all possible default events over the expected life of the financial instrument (lifetime expected credit losses). Financial assets where 12-month expected credit losses are recognised are considered to be Stage 1; financial assets which are considered to have experienced a significant increase in credit risk since initial recognition are in Stage 2; and financial assets which have defaulted or are otherwise considered to be credit-impaired are allocated to Stage 3. Some Stage 3 assets, mainly in Commercial Banking, are subject to individual rather than collective assessment. Such cases are subject to a risk-based impairment sanctioning process, and these are reviewed and updated at least quarterly, or more frequently if there is a significant change in the credit profile. The collective assessment of impairment aggregates financial instruments with similar risk characteristics, such as whether the facility is revolving in nature or secured and the type of security against financial assets.
An assessment of whether credit risk has increased significantly since initial recognition considers the change in the risk of default occurring over the remaining expected life of the financial instrument. In determining whether there has been a significant increase in credit risk, the Group uses quantitative tests based on relative and absolute probability of default (PD) movements linked to internal credit ratings together with qualitative indicators such as watchlists and other indicators of historical delinquency, credit weakness or financial difficulty. The use of internal credit ratings

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 2: ACCOUNTING POLICIES (continued)
and qualitative indicators ensures alignment between the assessment of staging and the Group’s management of credit risk which utilises these internal metrics within distinct retail and commercial portfolio risk management practices. However, unless identified at an earlier stage, the credit risk of financial assets is deemed to have increased significantly when more than 30 days past due. The use of a payment holiday in and of itself has not been judged to indicate a significant increase in credit risk, with the underlying long-term credit risk deemed to be driven by economic conditions and captured through the use of forward-looking models. These portfolio-level models are capturing the anticipated volume of increased defaults and therefore an appropriate assessment of staging and expected credit loss. Where the credit risk subsequently improves such that it no longer represents a significant increase in credit risk since initial recognition, the asset is transferred back to Stage 1.
Assets are transferred to Stage 3 when they have defaulted or are otherwise considered to be credit-impaired. Default is considered to have occurred when there is evidence that the customer is experiencing financial difficulty which is likely to affect significantly the ability to repay the amount due. IFRS 9 contains a rebuttable presumption that default occurs no later than when a payment is 90 days past due. The Group uses this 90 day backstop for all its products except for UK mortgages. For UK mortgages, the Group uses a backstop of 180 days past due as mortgage exposures more than 90 days past due, but less than 180 days, typically show high cure rates and this aligns with the Group’s risk management practices. Key differences between Stage 3 balances and non-performing loans relate to the use of 180 days past due for Stage 3 mortgages and to the cure periods applied to forbearance exposures. The use of payment holidays is not considered to be an automatic trigger of regulatory default and therefore does not automatically trigger Stage 3. Days past due will also not accumulate on any accounts that have taken a payment holiday including those already past due.
In certain circumstances, the Group will renegotiate the original terms of a customer’s loan, either as part of an ongoing customer relationship or in response to adverse changes in the circumstances of the borrower. In the latter circumstances, the loan will remain classified as either Stage 2 or Stage 3 until the credit risk has improved such that it no longer represents a significant increase since origination (for a return to Stage 1), or the loan is no longer credit-impaired (for a return to Stage 2). On renegotiation the gross carrying amount of the loan is recalculated as the present value of the renegotiated or modified contractual cash flows, which are discounted at the original effective interest rate. Renegotiation may also lead to the loan and associated allowance being derecognised and a new loan being recognised initially at fair value.
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
A loan or advance is normally written off, either partially or in full, against the related allowance when the proceeds from realising any available security have been received or there is no realistic prospect of recovery and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of impairment losses recorded in the income statement. For both secured and unsecured retail balances, the write-off takes place only once an extensive set of collections processes has been completed, or the status of the account reaches a point where policy dictates that continuing attempts to recover are no longer appropriate. For commercial lending, a write-off occurs if the loan facility with the customer is restructured, the asset is under administration and the only monies that can be received are the amounts estimated by the administrator, the underlying assets are disposed and a decision is made that no further settlement monies will be received, or external evidence (for example, third-party valuations) is available that there has been an irreversible decline in expected cash flows.
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
The assets’ residual values and useful lives are reviewed, taking into account considerations such as potential changes to legislation, including those that are climate-related, as well as other factors, and adjusted if appropriate, at each balance sheet date.
Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In assessing the recoverable amount of assets the Group considers the effects of potential or actual changes in legislation, customer behaviour, climate-related risks and other factors. In the event that an asset’s carrying amount is determined to be greater than its recoverable amount it is written down immediately. The recoverable amount is the higher of the asset’s fair value less costs to sell and its value in use.
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
Operating lease assets are included within other assets at cost and depreciated over their estimated useful lives, which equates to the lives of the leases, after taking into account anticipated residual values. Operating lease rental income is recognised on a straight-line basis over the life of the lease.
The Group evaluates non-lease arrangements such as outsourcing and similar contracts to determine if they contain a lease which is then accounted for separately.

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 2: ACCOUNTING POLICIES (continued)
(2)As lessee
Leases are recognised as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. Assets and liabilities arising from a lease are initially measured on a present value basis. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Group’s incremental borrowing rate appropriate for the right-of-use asset arising from the lease and the liability recognised within other liabilities.
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
(K)Employee benefits
Short-term employee benefits, such as salaries, paid absences, performance-based cash awards and social security costs, are recognised over the period in which the employees provide the related services.
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

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 2: ACCOUNTING POLICIES (continued)
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
The results and financial position of all Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows: the assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on the acquisition of a foreign entity, are translated into sterling at foreign exchange rates ruling at the balance sheet date; and the income and expenses of foreign operations are translated into sterling at average exchange rates unless these do not approximate to the foreign exchange rates ruling at the dates of the transactions, in which case income and expenses are translated at the dates of the transactions.
Foreign exchange differences arising on the translation of a foreign operation are recognised in other comprehensive income and accumulated in a separate component of equity together with exchange differences arising from the translation of borrowings and other currency instruments designated as hedges of such investments (see (F)(3) above). On disposal or liquidation of a foreign operation, the cumulative amount of exchange differences relating to that foreign operation is reclassified from equity and included in determining the profit or loss arising on disposal or liquidation.
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
(P)Cash and cash equivalents
For the purposes of the cash flow statement, cash and cash equivalents comprise cash and non-mandatory balances with central banks and amounts due from banks with an original maturity of less than three months.
(Q)Investment in subsidiaries
Investments in subsidiaries are carried at historical cost, less any provisions for impairment.

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 3: CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY
The preparation of the Group’s financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions in applying the accounting policies that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In preparing the financial statements, the Group has considered the impact of climate-related risks on its financial position and performance. While the effects of climate change represent a source of uncertainty, the Group does not consider there to be a material impact on its judgements and estimates from the physical, transition and other climate-related risks in the short to medium term.
The significant judgements, apart from those involving estimation, made by management in applying the Group’s accounting policies in these financial statements (key judgements) and the key sources of estimation uncertainty that may have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year (key estimates), which together are considered critical to the Group’s results and financial position, are as follows:
Allowance for expected credit losses

Key judgements:	Determining an appropriate definition of default against which a probability of default, exposure at default and loss given default parameter can be evaluated
The appropriate lifetime of an exposure to credit risk for the assessment of lifetime losses, notably on revolving products
Establishing the criteria for a significant increase in credit risk (SICR)
The use of management judgement alongside impairment modelling processes to adjust inputs, parameters and outputs to reflect risks not captured by models
Key estimates:
Base case and multiple economic scenarios (MES) assumptions, including the rate of unemployment and the rate of change of house prices, required for creation of MES scenarios and forward-looking credit parameters

These judgements and estimates are subject to significant uncertainty.
The Group recognises an allowance for expected credit losses (ECLs) for loans and advances to customers and banks, other financial assets held at amortised cost, financial assets (other than equity investments) measured at fair value through other comprehensive income and certain loan commitment and financial guarantee contracts. At 31 December 2021, the Group’s expected credit loss allowance was £4,000 million (2020: £6,132 million), of which £3,806 million (2020: £5,706 million) was in respect of drawn balances; and the Bank’s expected credit loss allowance was £1,311 million (2020: £2,558 million), of which £1,197 million (2020: £2,313 million) was in respect of drawn balances.
The calculation of the Group’s expected credit loss allowances and provisions against loan commitments and guarantees under IFRS 9 requires the Group to make a number of judgements, assumptions and estimates. The most significant are set out below.
Definition of default
The probability of default (PD) of an exposure, both over a 12-month period and over its lifetime, is a key input to the measurement of the ECL allowance. Default has occurred when there is evidence that the customer is experiencing significant financial difficulty which is likely to affect the ability to repay amounts due. The definition of default adopted by the Group is described in note 2(H) Impairment of financial assets. The Group has rebutted the presumption in IFRS 9 that default occurs no later than when a payment is 90 days past due for UK mortgages. As a result, at 31 December 2021, £0.5 billion of UK mortgages (2020: £0.6 billion) were classified as Stage 2 rather than Stage 3; the impact on the Group’s ECL allowance was not material.
Lifetime of an exposure
A range of approaches, segmented by product type, has been adopted by the Group to estimate a product’s expected life. These include using the full contractual life and taking into account behavioural factors such as early repayments, extensions and refinancing. For non-revolving retail assets, the Group has assumed the expected life for each product to be the time taken for all significant losses to be observed. For retail revolving products, the Group has considered the losses beyond the contractual term over which the Group is exposed to credit risk. For commercial overdraft facilities, the average behavioural life has been used. Changes to the assumed expected lives of the Group’s assets could impact the ECL allowance recognised by the Group. The assessment of SICR and corresponding lifetime loss, and the PD, of a financial asset designated as Stage 2, or Stage 3, is dependent on its expected life.
Significant increase in credit risk
Performing assets are classified as either Stage 1 or Stage 2. An ECL allowance equivalent to 12 months' expected losses is established against assets in Stage 1; assets classified as Stage 2 carry an ECL allowance equivalent to lifetime expected losses. Assets are transferred from Stage 1 to Stage 2 when there has been a significant increase in credit risk since initial recognition. Credit-impaired assets are transferred to Stage 3 with a lifetime expected losses allowance. The Group uses both quantitative and qualitative indicators to determine whether there has been a SICR for an asset. For Retail, the following tables set out the retail master scale (RMS) grade triggers which result in a SICR for financial assets and the PD boundaries for each RMS grade. Loans and overdrafts SICR triggers have been refined in 2021 following a review of sensitivity to changes in economic assumptions, aligning to Credit cards (refined in 2020). The impact of this has been approximately £0.3 billion of additional assets being classified as Stage 2 at 31 December 2021, with a corresponding increase in the ECL of £15 million resulting from the transfer to a lifetime expected loss.

SICR triggers for key Retail portfolios
Origination grade	1	2	3	4	5	6	7
Mortgages SICR grade	5	5	6	7	8	9	10
Credit cards, loans and overdrafts SICR grade	4	5	6	7	8	9	10

RMS grade	1	2	3	4	5	6	7	8	9	10	11	12	13	14
PD boundary %[1]	0.10	0.40	0.80	1.20	2.50	4.50	7.50	10.00	14.00	20.00	30.00	45.00	99.99	100.00
1Probability-weighted annualised lifetime probability of default.

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 3: CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (continued)
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
All financial assets are assumed to have suffered a SICR if they are more than 30 days past due; credit cards, loans and overdrafts financial assets are also assumed to have suffered a SICR if they are in arrears on three or more separate occasions in a rolling 12-month period. Financial assets are classified as credit-impaired if they are 90 days past due, except for UK mortgages where a 180 days backstop is used.
A Stage 3 asset that is no longer credit-impaired is transferred back to Stage 2 as no cure period is applied to Stage 3. If an exposure that is classified as Stage 2 no longer meets the SICR criteria, which in some cases capture customer behaviour in previous periods, it is moved back to Stage 1.
The setting of precise trigger points combined with risk indicators requires judgement. The use of different trigger points may have a material impact upon the size of the ECL allowance. The Group monitors the effectiveness of SICR criteria on an ongoing basis.
Generation of multiple economic scenarios
The estimate of expected credit losses is required to be based on an unbiased expectation of future economic scenarios. The approach used to generate the range of future economic scenarios depends on the methodology and judgements adopted. The Group’s approach is to start from a defined base case scenario, used for planning purposes, and to generate alternative economic scenarios around this base case. The base case scenario is a conditional forecast underpinned by a number of conditioning assumptions that reflect the Group’s best view of key future developments. If circumstances appear likely to materially deviate from the conditioning assumptions, then the base case scenario is updated.
The base case scenario is central to a range of future economic scenarios generated by simulation of an economic model, for which the same conditioning assumptions apply as in the base case scenario. These scenarios are ranked by using estimated relationships with industry-wide historical loss data. With the base case already pre-defined, three other scenarios are identified as averages of constituent scenarios located around the 15th, 75th and 95th percentiles of the distribution. The full distribution is therefore summarised by a practical number of scenarios to run through ECL models representing an upside, the base case, and a downside scenario weighted at 30 per cent each, together with a severe downside scenario weighted at 10 per cent. The scenario weights represent the distribution of economic scenarios and not subjective views on likelihood. The inclusion of a severe downside scenario with a smaller weighting ensures that the non-linearity of losses in the tail of the distribution is adequately captured. The Group does not apply any reversion techniques within scenario generation, noting that data after the five-year forecast period shown has a relatively immaterial effect on the ECL provision.
A forum under the chairmanship of the Chief Economist meets at least quarterly to review and, if appropriate, recommend changes to the method by which economic scenarios are generated, for approval by the Chief Financial Officer and Chief Risk Officer. While no material changes were made to the model in 2021, the forum identified the need to consider an alternative approach to address interest rate risks not captured within the downside scenarios. The forum recommended that a non-modelled severe downside scenario was evaluated for potential incremental losses. This resulted in a management adjustment for UK mortgages which exhibited a sufficient uplift in ECL in a high rate scenario.
Base case and MES economic assumptions
The Group’s base case economic scenario has been revised in light of the continuing impact of the coronavirus pandemic, intensifying global inflation pressures, and a shift towards a more restrictive stance of monetary policy by central banks. The Group’s updated base case scenario built in three key conditioning assumptions. First, the current wave of coronavirus infections does not lead to a re-imposition of lockdown restrictions in the UK, although greater household caution is expected amid increased hospitalisation rates. Second, the rise in wholesale energy prices is passed on to consumers through a 50 per cent increase in retail energy prices in April 2022. Third, inflation expectations rise in response to increasing headline inflation but subsequently revert to levels consistent with the Bank of England’s 2 per cent inflation target.
Based on these assumptions and incorporating the improved economic data in the fourth quarter, the Group’s base case outlook is for a modest rise in the unemployment rate alongside a deceleration in residential and commercial property price growth, as the UK Bank Rate is raised in response to increasing inflationary pressures. Risks around this base case economic view lie in both directions and are partly captured by the generation of alternative economic scenarios described above. Uncertainties relating to key epidemiological developments, notably the possibility that a vaccine-resistant strain could emerge, are not specifically captured by these scenarios. These specific risks are recognised outside of the modelled scenarios with a central adjustment.
The Group has accommodated the latest available information at the reporting date in defining its base case scenario and generating alternative economic scenarios. The scenarios include forecasts for key variables in the fourth quarter of 2021, for which actuals may have since emerged prior to publication.

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 3: CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (continued)
Scenarios by year
Key annual assumptions made by the Group are shown below. Gross domestic product is presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices within the period. UK Bank Rate and unemployment rate are averages for the period.
The key UK economic assumptions made by the Group averaged over a five-year period are also shown below. The five-year period reflects movements within the current reporting year such that 31 December 2021 reflects the five years 2021 to 2025. The prior year comparative data has been re-presented to align to the equivalent period, 2020 to 2024. The inclusion of the reporting year within the five-year period reflects the need to predict variables which remain unpublished at the reporting date, and recognises that credit models utilise both level and annual change in calculating ECL. The use of calendar years also maintains a comparability between tables disclosed.

	2021	2022	2023	2024	2025	2021-2025 average
At 31 December 2021%		%	%	%	%	%
Upside
Gross domestic product	7.1	4.0	1.4	1.3	1.4	3.0
UK Bank Rate	0.14	1.44	1.74	1.82	2.03	1.43
Unemployment rate	4.4	3.3	3.4	3.5	3.7	3.7
House price growth	10.1	2.6	4.9	4.7	3.6	5.1
Commercial real estate price growth	12.4	5.8	0.7	1.0	(0.6)	3.7
Base case
Gross domestic product	7.1	3.7	1.5	1.3	1.3	2.9
UK Bank Rate	0.14	0.81	1.00	1.06	1.25	0.85
Unemployment rate	4.5	4.3	4.4	4.4	4.5	4.4
House price growth	9.8	0.0	0.0	0.5	0.7	2.1
Commercial real estate price growth	10.2	(2.2)	(1.9)	0.1	0.6	1.2
Downside
Gross domestic product	7.1	3.4	1.3	1.1	1.2	2.8
UK Bank Rate	0.14	0.45	0.52	0.55	0.69	0.47
Unemployment rate	4.7	5.6	5.9	5.8	5.7	5.6
House price growth	9.2	(4.9)	(7.8)	(6.6)	(4.7)	(3.1)
Commercial real estate price growth	8.6	(10.1)	(7.0)	(3.4)	(0.3)	(2.6)
Severe downside
Gross domestic product	6.8	0.9	0.4	1.0	1.4	2.1
UK Bank Rate	0.14	0.04	0.06	0.08	0.09	0.08
Unemployment rate	4.9	7.7	8.5	8.1	7.6	7.3
House price growth	9.1	(7.3)	(13.9)	(12.5)	(8.4)	(6.9)
Commercial real estate price growth	5.8	(19.6)	(12.1)	(5.3)	(0.5)	(6.8)
Probability-weighted
Gross domestic product	7.0	3.4	1.3	1.2	1.3	2.8
UK Bank Rate	0.14	0.82	0.99	1.04	1.20	0.83
Unemployment rate	4.6	4.7	5.0	5.0	4.9	4.8
House price growth	9.6	(1.4)	(2.3)	(1.7)	(1.0)	0.6
Commercial real estate price growth	9.9	(3.9)	(3.7)	(1.2)	(0.1)	0.1

Base case scenario by quarter[1]	First quarter 2021	Second quarter 2021	Third quarter 2021	Fourth quarter 2021	First quarter 2022	Second quarter 2022	Third quarter 2022	Fourth quarter 2022
At 31 December 2021%		%	%	%	%	%	%	%
Gross domestic product	(1.3)	5.4	1.1	0.4	0.1	1.5	0.5	0.3
UK Bank Rate	0.10	0.10	0.10	0.25	0.50	0.75	1.00	1.00
Unemployment rate	4.9	4.7	4.3	4.3	4.4	4.3	4.3	4.3
House price growth	6.5	8.7	7.4	9.8	8.4	6.1	3.2	(0.0)
Commercial real estate price growth	(2.9)	3.4	7.5	10.2	8.4	5.2	0.9	(2.2)
1Gross domestic product presented quarter-on-quarter, house price growth and commercial real estate growth presented year-on-year – i.e. from the equivalent quarter the previous year. UK Bank Rate and unemployment rate are presented as at end of quarter.

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 3: CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (continued)

	2020	2021	2022	2023	2024	2020-2024 average
At 31 December 2020%		%	%	%	%	%
Upside
Gross domestic product	(10.5)	3.7	5.7	1.7	1.5	0.3
UK Bank Rate	0.10	1.14	1.27	1.20	1.21	0.98
Unemployment rate	4.3	5.4	5.4	5.0	4.5	5.0
House price growth	6.3	(1.4)	5.2	6.0	5.0	4.2
Commercial real estate price growth	(4.6)	9.3	3.9	2.1	0.3	2.1
Base case
Gross domestic product	(10.5)	3.0	6.0	1.7	1.4	0.1
UK Bank Rate	0.10	0.10	0.10	0.21	0.25	0.15
Unemployment rate	4.5	6.8	6.8	6.1	5.5	5.9
House price growth	5.9	(3.8)	0.5	1.5	1.5	1.1
Commercial real estate price growth	(7.0)	(1.7)	1.6	1.1	0.6	(1.1)
Downside
Gross domestic product	(10.6)	1.7	5.1	1.4	1.4	(0.4)
UK Bank Rate	0.10	0.06	0.02	0.02	0.03	0.05
Unemployment rate	4.6	7.9	8.4	7.8	7.0	7.1
House price growth	5.6	(8.4)	(6.5)	(4.7)	(3.0)	(3.5)
Commercial real estate price growth	(8.7)	(10.6)	(3.2)	(0.8)	(0.8)	(4.9)
Severe downside
Gross domestic product	(10.8)	0.3	4.8	1.3	1.2	(0.8)
UK Bank Rate	0.10	0.00	0.00	0.01	0.01	0.02
Unemployment rate	4.8	9.9	10.7	9.8	8.7	8.8
House price growth	5.3	(11.1)	(12.5)	(10.7)	(7.6)	(7.5)
Commercial real estate price growth	(11.0)	(21.4)	(9.8)	(3.9)	(0.8)	(9.7)
Probability-weighted
Gross domestic product	(10.6)	2.6	5.5	1.6	1.4	(0.1)
UK Bank Rate	0.10	0.39	0.42	0.43	0.45	0.36
Unemployment rate	4.5	7.0	7.3	6.7	6.0	6.3
House price growth	5.9	(5.2)	(1.5)	(0.2)	0.3	(0.2)
Commercial real estate price growth	(7.2)	(3.0)	(0.3)	0.3	(0.1)	(2.1)

Base case scenario by quarter[1]	First quarter 2020	Second quarter 2020	Third quarter 2020	Fourth quarter 2020	First quarter 2021	Second quarter 2021	Third quarter 2021	Fourth quarter 2021
At 31 December 2020%		%	%	%	%	%	%	%
Gross domestic product	(3.0)	(18.8)	16.0	(1.9)	(3.8)	5.6	3.6	1.5
UK Bank Rate	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.10
Unemployment rate	4.0	4.1	4.8	5.0	5.2	6.5	8.0	7.5
House price growth	2.8	2.6	7.2	5.9	5.5	4.7	(1.6)	(3.8)
Commercial real estate price growth	(5.0)	(7.8)	(7.8)	(7.0)	(6.1)	(2.9)	(2.2)	(1.7)
1Gross domestic product presented quarter-on-quarter, house price growth and commercial real estate growth presented year-on-year – i.e. from the equivalent quarter the previous year. UK Bank Rate and unemployment rate are presented as at end of quarter.
Economic assumptions – start to peak1

	At 31 December 2021				At 31 December 2020
	Upside	Base case	Downside	Severe downside	Upside	Base case	Downside	Severe downside
	%	%	%	%	%	%	%	%
Gross domestic product	12.6	12.3	11.4	7.6	1.4	0.8	(1.7)	(3.0)
UK Bank Rate	2.04	1.25	0.71	0.25	1.44	0.25	0.10	0.10
Unemployment rate	4.9	4.9	6.0	8.5	6.5	8.0	9.3	11.5
House price growth	28.5	11.0	9.2	9.1	22.6	5.9	5.6	5.3
Commercial real estate price growth	20.9	10.2	8.6	6.9	11.0	(2.7)	(2.7)	(2.7)
1Reflects five year period from 2021 to 2025.

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 3: CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (continued)
Economic assumptions – start to trough1

	At 31 December 2021				At 31 December 2020
	Upside	Base case	Downside	Severe downside	Upside	Base case	Downside	Severe downside
	%	%	%	%	%	%	%	%
Gross domestic product	(1.3)	(1.3)	(1.3)	(1.3)	(21.2)	(21.2)	(21.2)	(21.2)
UK Bank Rate	0.10	0.10	0.10	0.02	0.10	0.10	0.01	0.00
Unemployment rate	3.2	4.3	4.3	4.3	4.0	4.0	4.0	4.0
House price growth	1.2	1.2	(14.8)	(30.2)	(0.5)	(0.5)	(16.4)	(32.4)
Commercial real estate price growth	0.8	0.8	(12.8)	(30.0)	(6.9)	(9.0)	(22.2)	(39.9)
1Reflects five year period from 2021 to 2025.
ECL sensitivity to economic assumptions
The table below shows the Group’s ECL for the upside, base case, downside and severe downside scenarios. The stage allocation for an asset is based on the overall scenario probability-weighted PD and, hence, the staging of assets is constant across all the scenarios. In each economic scenario the ECL for individual assessments and post-model adjustments is constant reflecting the basis on which they are evaluated. Judgements applied through changes to inputs are reflected in the scenario sensitivities. The probability-weighted view shows the extent to which a higher ECL allowance has been recognised to take account of multiple economic scenarios relative to the base case; the uplift being £221 million compared to £495 million at 31 December 2020, noting that if the impact of MES staging was also included, as shown in the table below, this would increase to £228 million compared to £536 million at 31 December 2020.

	At 31 December 2021					At 31 December 2020
	Probability- weighted	Upside	Base case	Downside	Severe downside	Probability- weighted	Upside	Base case	Downside	Severe downside
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK mortgages	837	637	723	967	1,386	1,027	614	803	1,237	2,306
Retail excluding UK mortgages	1,429	1,286	1,392	1,516	1,706	2,368	2,181	2,310	2,487	2,745
Commercial Banking	1,316	1,182	1,246	1,384	1,728	2,315	1,853	2,102	2,575	3,554
Other	418	416	418	419	421	422	420	422	422	428
ECL allowance	4,000	3,521	3,779	4,286	5,241	6,132	5,068	5,637	6,721	9,033
The table below shows the Group’s ECL for the upside, base case, downside and severe downside scenarios, with staging of assets based on each specific scenario probability of default. ECL applied through individual assessments and post-model adjustments is reported flat against each economic scenario, reflecting the basis on which they are evaluated. Judgements applied through changes to inputs are reflected in the scenario sensitivities. A probability-weighted scenario is not shown as this does not reflect the basis on which ECL is reported.

	At 31 December 2021				At 31 December 2020
	Upside	Base case	Downside	Severe downside	Upside	Base case	Downside	Severe downside
	£m	£m	£m	£m	£m	£m	£m	£m
UK mortgages	636	722	973	1,448	602	797	1,269	2,578
Retail excluding UK mortgages	1,270	1,388	1,535	1,767	2,154	2,299	2,509	2,819
Commercial Banking	1,180	1,244	1,397	1,976	1,842	2,079	2,629	3,985
Other	416	418	419	422	420	421	422	429
ECL allowance	3,502	3,772	4,324	5,613	5,018	5,596	6,829	9,811
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
The table below shows the impact on the Group’s ECL resulting from a 1 percentage point (pp) increase or decrease in the UK unemployment rate. The increase or decrease is presented based on the adjustment phased evenly over the first 10 quarters of the base case scenario. An immediate increase or decrease would drive a more material ECL impact as it would be fully reflected in both 12-month and lifetime PDs.

	At 31 December 2021		At 31 December 2020
	1pp increase in unemployment	1pp decrease in unemployment	1pp increase in unemployment	1pp decrease in unemployment
	£m	£m	£m	£m
UK mortgages	23	(18)	25	(23)
Retail excluding UK mortgages	34	(34)	54	(54)
Commercial Banking	49	(42)	123	(110)
Other	1	(1)	1	(1)
ECL impact	107	(95)	203	(188)

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 3: CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (continued)
The table below shows the impact on the Group’s ECL in respect of UK mortgages of an increase or decrease in loss given default for a 10 percentage point (pp) increase or decrease in the UK House Price Index (HPI). The increase or decrease is presented based on the adjustment phased evenly over the first 10 quarters of the base case scenario.

	At 31 December 2021		At 31 December 2020
	10pp increase in HPI	10pp decrease in HPI	10pp increase in HPI	10pp decrease in HPI
ECL impact, £m	(112)	162	(206)	284
Individual assessments
Stage 3 ECL in Commercial Banking is largely assessed on an individual basis using bespoke assessment of loss for each specific client. These assessments are carried out by the Business Support Unit based on detailed reviews and expected recovery strategies. While these assessments are based on the Group’s latest economic view, the use of Group-wide multiple economic scenarios and weightings is not considered appropriate for these cases due to their individual characteristics. In place of this, a range of case-specific outcomes are considered with any alternative better or worse outcomes that carry a 25 per cent likelihood taken into account in establishing a probability-weighted ECL. At 31 December 2021, individually assessed provisions for Commercial Banking were £905 million (2020: £1,215 million) which reflected a range of £741 million to £1,023 million (2020: £977 million to £1,536 million), based on the range of alternative outcomes considered.
Application of judgement in adjustments to modelled ECL
Impairment models fall within the Group’s model risk framework with model monitoring, periodic validation and back testing performed on model components (i.e. probability of default, exposure at default and loss given default). Limitations in the Group’s impairment models or data inputs may be identified through the ongoing assessment and validation of the output of the models. In these circumstances, management make appropriate adjustments to the Group’s allowance for impairment losses to ensure that the overall provision adequately reflects all material risks. These adjustments are determined by considering the particular attributes of exposures which have not been adequately captured by the impairment models and range from changes to model inputs and parameters, at account level, through to more qualitative post-model adjustments.
Judgements are not typically assessed under each distinct economic scenario used to generate ECL, but instead are applied on the basis of final modelled ECL which reflects the probability-weighted view of all scenarios. All adjustments are reviewed quarterly and are subject to internal review and challenge, including by the Audit Committee, to ensure that amounts are appropriately calculated and that there are specific release criteria identified.
The coronavirus pandemic and the various support measures that have been put in place have resulted in an economic environment which differs significantly from the historical economic conditions upon which the impairment models have been built. As a result there has been a greater need for management judgements to be applied alongside the use of models. At 31 December 2021 management judgement resulted in additional ECL allowances totalling £1,278 million (2020: £1,333 million). This comprises judgements added due to COVID-19 and other judgements not directly linked to COVID-19 but which have increased in size during the pandemic. The table below analyses total ECL allowance by portfolio, separately identifying the amounts that have been modelled, those that have been individually assessed and those arising through the application of management judgement.

	Modelled ECL	Individually assessed	Judgements due to COVID-19[1]	Other judgements	Total ECL
	£m	£m	£m	£m	£m
At 31 December 2021
UK mortgages	292	—	67	478	837
Credit cards	436	—	94	(9)	521
Other Retail	801	—	57	50	908
Commercial Banking	270	905	155	(14)	1,316
Other	18	—	400	—	418
Total	1,817	905	773	505	4,000
At 31 December 2020
UK mortgages	481	—	36	510	1,027
Credit cards	851	—	128	(56)	923
Other Retail	1,209	—	193	43	1,445
Commercial Banking	1,021	1,215	81	(2)	2,315
Other	22	—	400	—	422
Total	3,584	1,215	838	495	6,132
1Judgements introduced to address the impact that COVID-19 and resulting interventions have had on the Group’s economic outlook and observed loss experience, which have required additional model limitations to be addressed.
Judgements due to COVID-19
UK mortgages: £67 million (2020: £36 million)
These adjustments principally comprise:
Increase in time to repossession: £52 million (2020: £36 million)
This reflects an adjustment made to allow for an increase in the time assumed between default and repossession as a result of the Group temporarily suspending the repossession of properties to support customers during the pandemic.

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 3: CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (continued)
Credit cards: £94 million (2020: £128 million) and Other Retail: £57 million (2020: £193 million)
These adjustments principally comprise:
Recognition of impact of support measures: Credit cards: £94 million (2020: £100 million) Other Retail: £40 million (2020: £118 million)
Government support and subdued levels of consumer spending are judged to have contributed to the reduced flow of accounts into default and to improved average credit scores across portfolios. Management believes that the resulting position does not fully reflect the underlying credit risk in the portfolios although there is no longer an expectation that the reduced level of defaults experienced in 2020 was temporary. Adjustments continue to be made to increase expected future rates of default and predicted exposures at default relative to modelled ECL.
Commercial Banking: £155 million (2020: £81 million)
These adjustments principally comprise:
Adjustment to economic variables used as inputs to models: £88 million (2020: £91 million)
Observed reductions in the rate of UK corporate insolvencies, used as an input to commercial default models, continue to be substituted with an increase proportionate to that seen in unemployment to generate a level of predicted defaults. As anticipated, the rate of recoveries has returned to pre-pandemic levels towards the end of 2021 and, with model outputs based on 12 months observed insolvency data, management believe the historically low levels of insolvencies seen during early 2021 do not reflect the underlying credit risk.
Specific sector risks: £80 million (2020: £nil)
At 31 December 2020 modelled ECL incorporated an economic outlook containing a material reduction in corporate profits. This is no longer assumed, which generates a reduction in modelled ECL and therefore leaves potential risk on specific sectors. An updated assessment of risks including COVID-driven restrictions, inflation and interest rate pressures has been undertaken which continues to suggest that a number of specific industries remain more exposed. Judgement has therefore been raised in place of this to ensure a more targeted stress on likelihood and severity of loss in sectors which are considered to face an elevated risk incorporating any impact on SICR through the increased likelihood of loss.
Other: £400 million (2020: £400 million)

COVID risk to base case conditioning assumptions: £400 million (2020: £400 million)
An important element of the methodology used to calculate the Group’s ECL allowance is the determination of a base case economic scenario, predicated on certain conditioning assumptions, which is then used to derive alternative economic scenarios using stochastic shocks. While the base case outlook has improved throughout the year, unexpected and adverse COVID-19 mutations may partially invalidate the base case conditioning assumptions and therefore the potential range of losses considered. The base case represents the Groups most likely view, however management believes that in the context of the pandemic, the possibility that the conditioning assumptions are invalidated is firmly to the downside. In particular, the possibility that a future virus mutation has vaccine resistance leading to serious social and economic disruption. Such a possibility lies outside of the Group’s current methodology because it would invalidate one of the key assumptions behind the base case forecast. The likelihood and impact of a vaccine resistant mutation is difficult to estimate with any precision therefore the Group has considered a number of approaches to create a reasonable estimate of this additional downside risk.
An adjustment of £400 million (31 December 2020: £400 million) has been made to increase the Group’s ECL allowances to reflect the increased downside risk and the potential for the severity of losses to stretch beyond the Group’s severe scenario. One approach used to quantify this amount is to apply a 15 per cent re-weighting from the stated upside to the stated severe downside scenario, a larger re-weight than at 31 December 2020 given that the current severe scenario reflects the improved conditioning assumptions of the base case, whereas the downside risk remains constant. Another approach is to apply a 1 percentage point increase in unemployment allied with a 10 per cent lower HPI in 2022, reflecting a broader assessment of a more immediate and therefore greater ECL impact than the gradual increase reflected in the stated univariate sensitivities. Such an increase is proportionate to the level of volatility seen in forecasts every six months as the pandemic has unfolded.
As the adjustment has been calculated centrally it has not been allocated to specific portfolios. It has therefore been allocated against Stage 1 assets given that the downside risks are largely considered to relate to non-defaulted exposures, the majority of which are in Stage 1. Detailed portfolio level disclosures continue to reflect the Group’s economic assumptions at the Group’s stated weightings. An indicative allocation to allow users to understand where the Group believes that the additional losses could arise is as follows: UK mortgages: c.£200 million, Credit cards and Other Retail: c.£100 million, Commercial Banking c.£100 million. The Group continues to monitor and assess the likelihood and consequences of its current conditioning assumptions.
Other judgements
UK mortgages: £478 million (2020: £510 million)
These adjustments principally comprise:
Adjustment to modelled forecast parameters: £65 million (2020: £193 million)
Adjustments to the estimated defaults used within the ECL calculation for UK mortgages were introduced in 2020 following the adoption of new default forecast models. Work has progressed through the year to embed the new model, including updates to model design choices through the implementation of formal model changes or through in-model adjustments, which are considered judgemental pending final evaluation and model governance. These remaining in-model adjustments now target a combination of specific enhancements which will continue to be progressed through to model changes. The reduction in the adjustment is also partly due to the improved economic outlook which reduces the impact of adopting the new forecast model.
End-of-term interest-only: £174 million (2020: £179 million)
The current definition of default used in the UK mortgages impairment model excludes past term interest-only accounts that continue to make interest payments but have missed their capital payment upon maturity of the loan. This adjustment therefore mitigates the risk that the model understates the credit losses associated with interest-only accounts which have missed, or will potentially miss, their final capital payment. For those accounts that have reached end of term this adjustment manually overwrites PDs to 70 per cent or 100 per cent, thereby moving them into Stage 2, or Stage 3, depending on whether they are considered performing or non-performing respectively. For interest-only accounts with six years or less to maturity an appropriate incremental PD uplift is made to PDs based on the probability of missing a future capital payment, assessed through segmentation of behaviour score, debt-to-value and worst ever arrears status.

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 3: CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (continued)
Long-term defaults: £87 million (2020: £87 million)
The Group suspended mortgage litigation activity between late 2014 and mid 2018 as changes were implemented to the treatment of amounts in arrears, interrupting the natural flow of accounts to possession. An adjustment is made to ensure adequate provision coverage considering the resulting build-up of accounts in long-term default. Coverage is uplifted to the equivalent levels of those accounts already in repossession on an estimated shortfall of balances expected to flow to possession. A further adjustment is made to mitigate for the risk that credit model provision understates the probability of possession for accounts which have been in default for more than 24 months, with an arrears balance increase in the last 6 months. These accounts have their probability of possession set to 95 per cent based on observed historical losses incurred on accounts that were of an equivalent status.
Adjustment for specific segments: £54 million (2020: £20 million)
The Group monitors risks across specific segments of its portfolios which may not be fully captured through wider collective models. Along with continued judgmental increases to probability of default on forborne accounts, £18 million (2020: £20 million), the Group has taken an additional £36 million judgement for fire safety and cladding uncertainty. This captures risks within the assessment of affordability and asset valuations, not captured by underlying models. Though experience remains limited the risk is now considered sufficiently material to address through judgement, given that more cases have been assessed as having defective cladding, or other fire safety issues, together with emerging evidence of higher arrears and weaker sales values relative to the wider portfolio.
Inflation and interest rate risk: £52 million (2020: £nil)
The Group’s approach to MES modelling incorporates a range of interest rate scenarios, however it is recognised that given current inflationary pressures the risk of a very rapid increase in interest rates may not be fully captured in the range of economic assumptions used to assess credit losses. Therefore an additional management judgement for the mortgage portfolio, for which default rates are most sensitive to interest rates, has been taken to reflect this heightened risk. The quantification of this risk adopts an alternative severe downside scenario which leverages the Group’s internal stress testing exercise. The increase in ECL therefore reflects the incremental losses from adopting a severe downside scenario with interest rates increasing to 4 per cent, with peak unemployment and house price falls broadly consistent with the Group’s stated severe downside scenario. The Group will continue to reassess inflationary risks and whether this additional judgement is required.
Credit cards: £(9) million (2020: £(56) million) and Other Retail: £50 million (2020: £43 million)
These adjustments principally comprise:
Lifetime extension on revolving products: Credit cards: £41 million (2020: £71 million) and Other Retail: £5 million (2020: £10 million)
Unsecured revolving products use a model lifetime definition of three years based on historic data which shows that substantially all accounts resolve in this time. An adjustment is made to extend the lifetime used for Stage 2 exposures to six years by increasing default probabilities through the extrapolation of the default trajectory observed throughout the three years and beyond. The resulting additional ECL allowance is added to Stage 2 accounts proportionate to the modelled three-year PD. The decrease in this judgement during 2021 is primarily due to the Group's improved economic outlook, meaning that the model view of lifetime three year losses is lower and therefore this extrapolation to six years is proportionally lower.
Credit card loss given default alignment (LGD): £(37) million (2020: £(55) million)
The MBNA impairment model was developed using historical MBNA data. Following the acquisition of the business and the subsequent migration of this portfolio to Lloyds Banking Group's collections strategies, an adjustment is required to reflect the recent improvement in cure rates now evident as collections strategies harmonise, which are not captured by the original MBNA model development data. The reduction in the judgement reflects a lower level of anticipated defaults, now expected from an improved economic outlook, against which the LGD adjustments would be applied.
Defined benefit pension scheme obligations

Key judgement:	Determination of an appropriate yield curve
Key estimates:	Discount rate applied to future cash flows
Expected lifetime of the schemes' members
Expected rate of future inflationary increases
The net asset recognised in the balance sheet at 31 December 2021 in respect of the Group’s defined benefit pension scheme obligations was £4,404 million comprising an asset of £4,531 million and a liability of £127 million (2020: a net asset of £1,578 million comprising an asset of £1,714 million and a liability of £136 million); and for the Bank was £2,384 million (comprising an asset of £2,420 million and a liability of £36 million) (2020: a net asset of £727 million comprising an asset of £765 million and a liability of £38 million). The Group’s accounting policy for its defined benefit pension scheme obligations is set out in note 2(K).
The accounting valuation of the Group’s defined benefit pension schemes’ liabilities requires management to make a number of assumptions. The key areas of estimation uncertainty are the discount rate applied to future cash flows, the expected lifetime of the schemes’ members and the expected rate of future inflationary increases.
The discount rate is required to be set with reference to market yields at the end of the reporting period on high quality corporate bonds in the currency of and with a term consistent with the defined benefit pension schemes’ obligations. The average duration of the schemes’ obligations is approximately 17 years. The market for bonds with a similar duration is limited and, as a result, significant management judgement is required to determine an appropriate yield curve on which to base the discount rate. Assuming that there is no change in other assumptions or in the value of the schemes' assets, the effect on the net accounting surplus at 31 December 2021 of a decrease of 10 basis points in the discount rate would be a reduction of £795 million (2020: £890 million). To the extent that changes in the discount rate arise from changes in gilt yields, rather than credit spreads, the impact is largely mitigated by the schemes' asset-liability matching strategies.
The cost of the benefits payable by the schemes will also depend upon the life expectancy of the members. The mortality assumptions used by the Group are based on standard industry tables for both current mortality rates and the rate of future mortality improvement, adjusted in line with the actual experience of the Group's schemes. Assuming that there is no change in other assumptions or in the value of the schemes' assets, the effect on the net accounting surplus at 31 December 2021 of an increase of one year in the average life of scheme members would be a reduction of £1,934 million (2020: £2,146 million). The Group has in place a longevity swap, as described in note 27, to partially mitigate mortality risk.

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 3: CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (continued)
The majority of the Group’s plans provide benefits linked to inflation both in deferment and in payment and the Group sets its inflation assumption with reference to an implied inflation curve. Assuming that there is no change in other assumptions or in the value of the schemes’ assets, the effect on the net accounting surplus at 31 December 2021 of an increase of 10 basis points in the expected rate of inflation would be a decrease of £481 million (2020: £531 million). This impact would be offset by gains recognised on the pension schemes’ holding of index linked gilts and inflation linked swaps.
Further sensitivities and the balance sheet impact of changes in the principal actuarial assumptions are provided in part (v) of note 27.
Uncertain tax positions

Key judgement:	Interpreting tax rules on the Group’s open tax matters
The Lloyds Banking Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2013, HMRC informed the Lloyds Banking Group that its interpretation of the UK rules means that the group relief is not available. In 2020, HMRC concluded their enquiry into the matter and issued a closure notice. The Lloyds Banking Group's interpretation of the UK rules has not changed and hence it has appealed to the First Tier Tax Tribunal, with a hearing expected in 2022. If the final determination of the matter by the judicial process is that HMRC’s position is correct, management estimate that this would result in an increase in current tax liabilities of approximately £730 million (including interest) and a reduction in deferred tax assets of approximately £330 million. The Lloyds Banking Group, having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due.
The Group makes other estimates in relation to tax which do not require significant judgements, see further discussion in note 28.
Regulatory and legal provisions

Key judgements:	Determining the scope of reviews required by regulators
The impact of legal decisions that may be relevant to claims received
Determining whether a reliable estimate is available for obligations arising from past events
Key estimates:	The number of future complaints
The proportion of complaints that will be upheld
The average cost of redress
At 31 December 2021, the Group carried provisions of £1,054 million (2020: £520 million) and the Bank £146 million (2020: £140 million) against the cost of making redress payments to customers and the related administration costs in connection with historical regulatory breaches.
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
Management has applied significant judgement in determining the provision required for HBOS Reading; further details are provided in note 29.
Fair value of financial instruments

Key estimate:	Interest rate spreads, earnings multiples and interest rate volatility
At 31 December 2021, the carrying value of the Group’s financial instrument assets held at fair value was £35,095 million (2020: £37,275 million), and its financial instrument liabilities held at fair value was £11,180 million (2020: £15,059 million). The carrying value of the Bank’s financial instrument assets held at fair value was £36,956 million (2020: £38,966 million) and financial instrument liabilities held at fair value was £15,923 million (2020: £18,979 million).
The Group’s valuation control framework and a description of level 1, 2 and 3 financial assets and liabilities is set out in note 41(2). The valuation techniques for level 3 financial instruments involve management judgement and estimates, the extent of which depends on the complexity of the instrument and the availability of market observable information. In addition, in line with market practice, the Group applies credit, debit and funding valuation adjustments in determining the fair value of its uncollateralised derivative positions. A description of these adjustments is set out in note 41.
Capitalised software enhancements

Key judgement:	Assessing future trading conditions that could affect the Group’s business operations
Key estimate:	Estimated useful life of internally generated capitalised software
At 31 December 2021, the carrying value of the Group’s capitalised software enhancements was £3,383 million (2020: £3,281 million).
In determining the estimated useful life of capitalised software enhancements, management consider the product's lifecycle and the Group's technology strategy; assets are reviewed annually to assess whether there is any indication of impairment and to confirm that the remaining estimated useful life is still appropriate. For the year ended 31 December 2021, the amortisation charge was £884 million, including a software write-off as the Group invests in new technology and systems infrastructure, and at 31 December 2021, the weighted-average remaining estimated useful life of the Group’s capitalised software enhancements was 4.7 years (2020: 4.9 years). If the Group reduced by one year the estimated useful life of those assets with a remaining estimated useful life of more than two years at 31 December 2021, the 2022 amortisation charge would be approximately £200 million higher.

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 4: SEGMENTAL ANALYSIS
The Group provides a wide range of banking and financial services in the UK and in certain locations overseas. The Group Executive Committee (GEC) of the Lloyds Banking Group has been determined to be the chief operating decision-maker, as defined by IFRS 8 Operating Segments, for the Group. The Group’s operating segments reflect its organisational and management structures. The GEC reviews the Group’s internal reporting based around these segments in order to assess performance and allocate resources. They consider interest income and expense on a net basis and consequently the total interest income and expense for all reportable segments is presented net. The segments are differentiated by the type of products provided and by whether the customers are individuals or corporate entities.
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
Other comprises income and expenditure not attributed to the Group's financial reporting segments. These amounts include the costs of certain central and head office functions.
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

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 4: SEGMENTAL ANALYSIS (continued)

	Retail	Commercial Banking	Other	Group
	£m	£m	£m	£m
Year ended 31 December 2021
Net interest income	8,581	2,240	215	11,036
Other income	1,754	753	1,130	3,637
Total income	10,335	2,993	1,345	14,673
Operating expenses	(5,766)	(2,314)	(2,126)	(10,206)
Impairment credit	455	857	6	1,318
Profit before tax	5,024	1,536	(775)	5,785

External income	11,706	2,643	324	14,673
Inter-segment (expense) income	(1,371)	350	1,021	—
Segment income	10,335	2,993	1,345	14,673

Segment external assets	371,746	77,451	153,652	602,849
Segment external liabilities	322,146	120,049	119,882	562,077

Analysis of segment other income:
Fee and commission income:
Current accounts	504	126	4	634
Credit and debit card fees	614	264	—	878
Commercial banking fees	—	247	37	284
Factoring	—	76	—	76
Other fees and commissions	57	167	99	323
Fee and commission income	1,175	880	140	2,195
Fee and commission expense	(577)	(230)	(135)	(942)
Net fee and commission income	598	650	5	1,253
Operating lease rental income	1,046	13	—	1,059
Gains less losses on disposal of financial assets at fair value through other comprehensive income	—	—	(116)	(116)
Other income	110	90	1,241	1,441
Segment other income	1,754	753	1,130	3,637

Other segment items reflected in income statement above:
Depreciation and amortisation	1,525	273	979	2,777
Defined benefit scheme charges	89	29	118	236
Other segment items:
Additions to fixed assets	1,922	168	1,012	3,102

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 4: SEGMENTAL ANALYSIS (continued)

	Retail	Commercial Banking	Other	Group
	£m	£m	£m	£m
Year ended 31 December 2020
Net interest income	8,321	2,300	149	10,770
Other income	1,735	673	1,407	3,815
Total income	10,056	2,973	1,556	14,585
Operating expenses	(5,816)	(1,673)	(1,707)	(9,196)
Impairment charge	(2,384)	(1,280)	(396)	(4,060)
Profit (loss) before tax	1,856	20	(547)	1,329

External income	11,859	2,496	230	14,585
Inter-segment (expense) income	(1,803)	477	1,326	—
Segment income	10,056	2,973	1,556	14,585

Segment external assets	359,171	83,155	157,613	599,939
Segment external liabilities	295,216	126,008	137,597	558,821

Analysis of segment other income:
Fee and commission income:
Current accounts	497	109	4	610
Credit and debit card fees	517	231	—	748
Commercial banking fees	—	169	—	169
Private banking and asset management	—	—	1	1
Factoring	—	76	—	76
Other fees and commissions	63	157	100	320
Fee and commission income	1,077	742	105	1,924
Fee and commission expense	(571)	(195)	(143)	(909)
Net fee and commission income	506	547	(38)	1,015
Operating lease rental income	1,104	16	—	1,120
Gains less losses on disposal of financial assets at fair value through other comprehensive income	—	—	145	145
Other income	125	110	1,300	1,535
Segment other income	1,735	673	1,407	3,815

Other segment items reflected in income statement above:
Depreciation and amortisation	1,760	242	668	2,670
Defined benefit scheme charges	97	28	122	247
Other segment items:
Additions to fixed assets	1,684	89	1,042	2,815

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 4: SEGMENTAL ANALYSIS (continued)

	Retail	Commercial Banking	Other	Group
	£m	£m	£m	£m
Year ended 31 December 2019
Net interest income	9,129	2,691	400	12,220
Other income	2,025	870	1,493	4,388
Total income	11,154	3,561	1,893	16,608
Operating expenses	(7,912)	(1,818)	(1,393)	(11,123)
Impairment charge	(1,038)	(313)	(11)	(1,362)
Profit before tax	2,204	1,430	489	4,123

External income	13,111	2,773	724	16,608
Inter-segment (expense) income	(1,957)	788	1,169	—
Segment income	11,154	3,561	1,893	16,608

Segment external assets	351,301	89,630	140,437	581,368
Segment external liabilities	261,019	125,240	156,210	542,469

Analysis of segment other income:
Fee and commission income:
Current accounts	518	133	5	656
Credit and debit card fees	634	327	—	961
Commercial banking fees	—	166	—	166
Private banking and asset management	—	—	38	38
Factoring	—	103	—	103
Other fees and commissions	68	219	152	439
Fee and commission income	1,220	948	195	2,363
Fee and commission expense	(571)	(299)	(157)	(1,027)
Net fee and commission income	649	649	38	1,336
Operating lease rental income	1,225	22	—	1,247
Gains less losses on disposal of financial assets at fair value through other comprehensive income	—	(5)	201	196
Other income	151	204	1,254	1,609
Segment other income	2,025	870	1,493	4,388

Other segment items reflected in income statement above:
Depreciation and amortisation	1,712	315	575	2,602
Defined benefit scheme charges	108	43	94	245
Other segment items:
Additions to fixed assets	2,208	247	1,097	3,552
The Group’s operations are predominantly UK-based and as a result an analysis between UK and non-UK activities is not provided.

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021

NOTE 5: NET INTEREST INCOME

	Weighted average effective interest rate
	2021	2020	2019	2021	2020	2019
	%	%	%	£m	£m	£m
Interest income:
Loans and advances to banks and reverse repurchase agreements	0.11	0.20	0.57	70	114	269
Loans and advances to customers and reverse repurchase agreements	2.55	2.76	3.21	12,334	13,358	15,281
Debt securities	1.57	1.82	2.26	74	92	118
Financial assets held at amortised cost	2.27	2.48	2.97	12,478	13,564	15,668
Financial assets at fair value through other comprehensive income	1.69	1.12	1.64	442	302	430
Total interest income[1]	2.24	2.42	2.90	12,920	13,866	16,098
Interest expense:
Deposits from banks	1.34	1.19	1.39	(66)	(82)	(87)
Customer deposits	0.12	0.40	0.65	(386)	(1,270)	(2,054)
Repurchase agreements	0.10	0.36	1.08	(22)	(117)	(301)
Debt securities in issue[2]	1.37	1.13	0.71	(746)	(761)	(476)
Lease liabilities	2.01	2.36	2.41	(30)	(39)	(39)
Subordinated liabilities	7.01	7.19	9.89	(634)	(827)	(921)
Total interest expense[3]	0.45	0.71	0.91	(1,884)	(3,096)	(3,878)
Net interest income				11,036	10,770	12,220
1Includes £10 million (2020: £10 million; 2019: £26 million) of interest income on liabilities with negative interest rates and £38 million (2020: £42 million; 2019: £39 million) in respect of interest income on finance leases.
2The impact of the Group’s hedging arrangements is included on this line; excluding this impact the weighted average effective interest rate in respect of debt securities in issue would be 2.30 per cent (2020: 2.42 per cent; 2019: 2.25 per cent).
3Includes £2 million (2020: £23 million; 2019: £119 million) of interest expense on assets with negative interest rates.
Included within interest income is £173 million (2020: £170 million; 2019: £196 million) in respect of credit-impaired financial assets. Net interest income also includes a credit of £584 million (2020: credit of £727 million; 2019: credit of £580 million) transferred from the cash flow hedging reserve (see note 33).
NOTE 6: NET FEE AND COMMISSION INCOME

	2021	2020	2019
	£m	£m	£m
Fee and commission income:
Current accounts	634	610	656
Credit and debit card fees	878	748	961
Commercial banking fees	284	169	166
Private banking and asset management	—	1	38
Factoring	76	76	103
Other fees and commissions	323	320	439
Total fee and commission income	2,195	1,924	2,363
Fee and commission expense	(942)	(909)	(1,027)
Net fee and commission income	1,253	1,015	1,336
Fees and commissions which are an integral part of the effective interest rate form part of net interest income shown in note 5. Fees and commissions relating to instruments that are held at fair value through profit or loss are included within net trading income shown in note 7.
At 31 December 2021, the Group held on its balance sheet £76 million (31 December 2020: £76 million) in respect of services provided to customers and £70 million (31 December 2020: £83 million) in respect of amounts received from customers for services to be provided after the balance sheet date. Current unsatisfied performance obligations amount to £143 million (31 December 2020: £172 million); the Group expects to receive substantially all of this revenue by 2024.

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 6: NET FEE AND COMMISSION INCOME (continued)
Income recognised during the year included £13 million (2020: £18 million) in respect of amounts included in the contract liability balance at the start of the year and £nil (2020: £nil) in respect of amounts from performance obligations satisfied in previous years.
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
NOTE 7: NET TRADING INCOME

	2021	2020	2019
	£m	£m	£m
Foreign exchange translation gains (losses)	10	74	(203)
Gains on foreign exchange trading transactions	329	326	336
Total foreign exchange	339	400	133
Investment property losses	—	(20)	(8)
Securities and other gains (see below)	46	370	235
Net trading income	385	750	360
Securities and other gains comprise net gains (losses) arising on assets and liabilities held at fair value through profit or loss as follows:

	2021	2020	2019
	£m	£m	£m
Net income arising on assets and liabilities mandatorily held at fair value through profit or loss:
Financial instruments held for trading[1]	94	440	427
Other financial instruments mandatorily held at fair value through profit or loss:
Debt securities, loans and advances	6	37	25
Equity shares	11	9	(3)
	111	486	449
Net expense arising on assets and liabilities designated at fair value through profit or loss	(65)	(116)	(214)
Securities and other gains	46	370	235
1Includes hedge ineffectiveness in respect of fair value hedges (2021: gain of £195 million; 2020: gain of £546 million; 2019: gain of £153 million) and cash flow hedges (2021: loss of £58 million; 2020: gain of £259 million; 2019: gain of £131 million).
NOTE 8: OTHER OPERATING INCOME

	2021	2020	2019
	£m	£m	£m
Operating lease rental income	1,059	1,120	1,247
Gains less losses on disposal of financial assets at fair value through other comprehensive income (note 33)	(116)	145	196
Liability management	(39)	(216)	(101)
Intercompany recharges and other	1,095	1,001	1,350
Total other operating income	1,999	2,050	2,692

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021

NOTE 9: OPERATING EXPENSES

	2021	2020	2019
	£m	£m	£m
Staff costs:
Salaries	2,260	2,382	2,370
Performance-based compensation	282	106	340
Social security costs	290	271	308
Pensions and other post-retirement benefit schemes (note 27)	523	552	518
Restructuring costs	88	161	89
Other staff costs	249	143	360
	3,692	3,615	3,985
Premises and equipment:
Rent and rates	116	115	114
Repairs and maintenance	161	172	182
Other[1]	(62)	138	150
	215	425	446
Other expenses:
Communications and data processing	1,154	996	1,022
Advertising and promotion	161	184	173
Professional fees	150	128	144
Regulatory and legal provisions (note 29)	1,177	414	2,190
Other	880	760	561
	3,522	2,482	4,090
Depreciation and amortisation:
Depreciation of property, plant and equipment[2]	1,823	2,017	2,040
Amortisation of other intangible assets (note 19)	954	653	562
	2,777	2,670	2,602
Goodwill impairment (note 18)	—	4	—
Total operating expenses	10,206	9,196	11,123
1Net of profits on disposal of operating lease assets of £249 million (2020: £127 million; 2019: £41 million).
2Comprising depreciation in respect of premises £121 million (2020: £124 million; 2019: £121 million), equipment £777 million (2020: £676 million; 2019: £710 million), operating lease assets £709 million (2020: £1,002 million; 2019: £1,006 million) and right-of-use assets £216 million (2020: £215 million; 2019: £203 million).
The average number of persons on a headcount basis employed by the Group during the year was as follows:

	2021	2020	2019
UK	63,649	67,115	69,321
Overseas	512	515	762
Total	64,161	67,630	70,083

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021

NOTE 10: AUDITORS’ REMUNERATION
Fees payable to the Bank's auditors1 are as follows:

	2021	2020	2019
	£m	£m	£m
Fees payable for the:
– audit of the Bank's current year Annual report	4.7	4.5	4.2
– audits of the Bank's subsidiaries	9.5	8.9	8.6
– total audit fees in respect of the statutory audit of Group entities[2]	14.2	13.4	12.8
– services normally provided in connection with statutory and regulatory filings or engagements	0.7	1.6	1.3
Total audit fees[3]	14.9	15.0	14.1

Other audit-related fees[3]	0.4	0.3	0.2
All other fees[3]	0.5	0.9	0.3
Total non-audit services[4]	0.9	1.2	0.5
Total fees payable to the Bank’s auditors by the Group	15.8	16.2	14.6
1Deloitte LLP became the Group's statutory auditor in 2021. PricewaterhouseCoopers LLP was the statutory auditor during 2020.
2As defined by the Financial Reporting Council (FRC).
3As defined by the Securities and Exchange Commission (SEC).
4As defined by the SEC. Total non-audit services as defined by the FRC include all fees other than audit fees in respect of the statutory audit of Group entities. These fees totalled £1.6 million in 2021 (2020: £2.8 million; 2019: £1.8 million).
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
Other audit-related fees: This category includes fees in respect of services for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements, for example acting as reporting accountants in respect of debt prospectuses required by the Listing Rules.
All other fees: This category includes other assurance services not related to the performance of the audit or review of the financial statements, for example the review of controls operated by the Group on behalf of a third party. The auditors are not engaged to provide tax services.
It is the Group’s policy to use the auditors only on assignments in cases where their knowledge of the Group means that it is neither efficient nor cost effective to employ another firm of accountants.
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
During the year the auditors1 also earned fees payable by entities outside the consolidated Lloyds Bank Group in respect of the following:

	2021	2020	2019
	£m	£m	£m
Audits of Group pension schemes	0.3	0.1	0.1
Reviews of the financial position of corporate and other borrowers	—	1.3	—
1Deloitte LLP became the Group's statutory auditor in 2021. PricewaterhouseCoopers LLP was the statutory auditor during 2020.

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021

NOTE 11: IMPAIRMENT

	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m
Year ended 31 December 2021
Impact of transfers between stages	74	(474)	339	—	(61)
Other changes in credit quality	(313)	(307)	252	(48)	(416)
Additions and repayments	(231)	(379)	(97)	(87)	(794)
Methodology and model changes	(63)	15	6	—	(42)
Other items	2	4	(11)	—	(5)
	(605)	(667)	150	(135)	(1,257)
Total impairment (credit) charge	(531)	(1,141)	489	(135)	(1,318)

In respect of:
Loans and advances to banks and reverse repurchase agreements	(4)	—	—	—	(4)
Loans and advances to customers and reverse repurchase agreements	(436)	(1,008)	498	(135)	(1,081)
Financial assets at amortised cost	(440)	(1,008)	498	(135)	(1,085)
Impairment (credit) charge on drawn balances	(440)	(1,008)	498	(135)	(1,085)
Loan commitments and financial guarantees	(89)	(133)	(9)	—	(231)
Financial assets at fair value through other comprehensive income	(2)	—	—	—	(2)
Total impairment (credit) charge	(531)	(1,141)	489	(135)	(1,318)

	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m
Year ended 31 December 2020
Impact of transfers between stages	(168)	925	699	—	1,456
Other changes in credit quality	909	6	1,164	167	2,246
Additions and repayments	77	173	(52)	(30)	168
Methodology and model changes	(31)	170	26	—	165
Other items	—	—	25	—	25
	955	349	1,163	137	2,604
Total impairment charge	787	1,274	1,862	137	4,060

In respect of:
Loans and advances to banks and reverse repurchase agreements	4	—	—	—	4
Loans and advances to customers and reverse repurchase agreements	678	1,130	1,853	137	3,798
Financial assets at amortised cost	682	1,130	1,853	137	3,802
Impairment charge on drawn balances	682	1,130	1,853	137	3,802
Loan commitments and financial guarantees	100	144	9	—	253
Financial assets at fair value through other comprehensive income	5	—	—	—	5
Total impairment charge	787	1,274	1,862	137	4,060

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 11: IMPAIRMENT (continued)

	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m
Year ended 31 December 2019
Impact of transfers between stages	(17)	89	532	—	604
Other changes in credit quality	6	2	939	(106)	841
Additions and repayments	93	(41)	(60)	(87)	(95)
Methodology and model changes	33	(27)	8	—	14
Other items	(5)	—	3	—	(2)
	127	(66)	890	(193)	758
Total impairment charge (credit)	110	23	1,422	(193)	1,362

In respect of:
Loans and advances to banks and reverse repurchase agreements	—	—	—	—	—
Loans and advances to customers and reverse repurchase agreements	141	10	1,382	(193)	1,340
Due from fellow Lloyds Banking Group undertakings	(1)	—	41	—	40
Financial assets at amortised cost	140	10	1,423	(193)	1,380
Impairment charge (credit) on drawn balances	140	10	1,423	(193)	1,380
Loan commitments and financial guarantees	(29)	13	(1)	—	(17)
Financial assets at fair value through other comprehensive income	(1)	—	—	—	(1)
Total impairment charge (credit)	110	23	1,422	(193)	1,362
The impairment charge includes a release of £77 million (2020: charge of £41 million; 2019: charge of £134 million) in respect of residual value impairment and voluntary terminations within the Group’s UK motor finance business.
The Group’s impairment charge comprises the following items:
Impact of transfers between stages
The net impact on the impairment charge of transfers between stages.
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
Additions and repayments
Expected loss allowances are recognised on origination of new loans or further drawdowns of existing facilities. Repayments relate to the reduction of loss allowances resulting from the repayments of outstanding balances that have been provided against.
Methodology and model changes
Increase or decrease in impairment charge as a result of adjustments to the models used for expected credit loss calculations; either as changes to the model inputs or to the underlying assumptions, as well as the impact of changing the models used.
Movements in the Group's impairment allowances are shown in note 15.

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021

NOTE 12: TAX EXPENSE
(A)Analysis of tax (expense) credit for the year

	2021	2020	2019
	£m	£m	£m
UK corporation tax:
Current tax on profit for the year	(1,349)	(423)	(1,279)
Adjustments in respect of prior years	83	336	98
	(1,266)	(87)	(1,181)
Foreign tax:
Current tax on profit for the year	(21)	(18)	(58)
Adjustments in respect of prior years	22	24	4
	1	6	(54)
Current tax expense	(1,265)	(81)	(1,235)

Deferred tax:
Current year	851	508	(110)
Adjustments in respect of prior years	(169)	(290)	58
Deferred tax (expense) credit	682	218	(52)
Tax (expense) credit	(583)	137	(1,287)
(B)Factors affecting the tax (expense) credit for the year
The UK corporation tax rate for the year was 19.0 per cent (2020: 19.0 per cent; 2019: 19.0 per cent). An explanation of the relationship between tax (expense) credit and accounting profit is set out below:

	2021	2020	2019
	£m	£m	£m
Profit before tax	5,785	1,329	4,123
UK corporation tax thereon	(1,099)	(253)	(783)
Impact of surcharge on banking profits	(415)	(122)	(377)
Non-deductible costs: conduct charges	(167)	(24)	(283)
Non-deductible costs: bank levy	(19)	(30)	—
Other non-deductible costs	(59)	(62)	(77)
Non-taxable income	22	37	36
Tax relief on coupons on other equity instruments	65	79	53
Tax-exempt gains on disposals	2	—	25
Tax losses where no deferred tax recognised	—	(3)	(7)
Remeasurement of deferred tax due to rate changes	1,168	435	(25)
Differences in overseas tax rates	(17)	10	(9)
Adjustments in respect of prior years	(64)	70	160
Tax (expense) credit	(583)	137	(1,287)
The tax expense in 2021 included the impact of non-deductible conduct charges which were significantly greater than in 2020, reflecting the Group's best estimate of tax-deductibility of provisions made in the year.

NOTE 13: FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS
These comprise financial assets mandatorily at fair value through profit or loss as follows:

	The Group		The Bank
	2021	2020	2021	2020
	£m	£m	£m	£m
Loans and advances to customers	1,559	1,511	1,121	517
Corporate and other debt securities	—	—	3,404	1,203
Equity shares	239	163	4	4
Total	1,798	1,674	4,529	1,724
At 31 December 2021 £1,500 million (2020: £1,099 million) of financial assets at fair value through profit or loss of the Group and £3,116 million (2020: £1,600 million) of the Bank had a contractual residual maturity of greater than one year.
For amounts included above which are subject to repurchase and reverse repurchase agreements see note 44.

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021

NOTE 14: DERIVATIVE FINANCIAL INSTRUMENTS
The fair values and notional amounts of derivative instruments are set out in the following table:

	2021			2020
	Contract/ notional amount	Fair value assets	Fair value liabilities	Contract/ notional amount	Fair value assets	Fair value liabilities
The Group	£m	£m	£m	£m	£m	£m
Trading and other
Exchange rate contracts:
Spot, forwards and futures	12,243	144	156	15,055	360	124
Currency swaps	155,190	693	595	147,303	1,314	1,650
Options purchased	5	—	—	12	—	—
Options written	5	—	—	12	—	—
	167,443	837	751	162,382	1,674	1,774
Interest rate contracts:
Interest rate swaps	931,834	4,525	3,300	1,312,974	5,872	5,421
Forward rate agreements	21	—	—	81,305	—	3
Options purchased	2,128	19	—	3,745	55	—
Options written	1,229	—	10	3,064	—	62
	935,212	4,544	3,310	1,401,088	5,927	5,486
Credit derivatives	4,390	64	101	5,362	65	120
Equity and other contracts	44	11	166	50	1	258
Total derivative assets/liabilities - trading and other	1,107,089	5,456	4,328	1,568,882	7,667	7,638
Hedging
Derivatives designated as fair value hedges:
Interest rate and other swaps	147,724	41	307	185,958	336	255
Currency swaps	34	7	—	36	11	—
	147,758	48	307	185,994	347	255
Derivatives designated as cash flow hedges:
Interest rate swaps	97,942	—	—	316,776	290	262
Currency swaps	571	7	8	4,030	37	73
	98,513	7	8	320,806	327	335
Total derivative assets/liabilities - hedging	246,271	55	315	506,800	674	590
Total recognised derivative assets/liabilities	1,353,360	5,511	4,643	2,075,682	8,341	8,228
The notional amount of the contract does not represent the Group’s exposure to credit risk, which is limited to the current cost of replacing contracts with a positive value to the Group should the counterparty default. To reduce credit risk the Group uses a variety of credit enhancement techniques such as netting and collateralisation, where security is provided against the exposure; a large proportion of the Group's derivatives are held through exchanges such as London Clearing House and are collateralised through those exchanges. Further details are provided in note 44 Credit risk.
The Group holds derivatives as part of the following strategies:
–Customer driven, where derivatives are held as part of the provision of risk management products to Group customers
–To manage and hedge the Group’s interest rate and foreign exchange risk arising from normal banking business. The hedge accounting strategy adopted by the Group is to utilise a combination of fair value and cash flow hedge approaches as described in note 44
The principal derivatives used by the Group are as follows:
–Interest rate related contracts include interest rate swaps, forward rate agreements and options. An interest rate swap is an agreement between two parties to exchange fixed and floating interest payments, based upon interest rates defined in the contract, without the exchange of the underlying principal amounts. Forward rate agreements are contracts for the payment of the difference between a specified rate of interest and a reference rate, applied to a notional principal amount at a specific date in the future. An interest rate option gives the buyer, on payment of a premium, the right, but not the obligation, to fix the rate of interest on a future loan or deposit, for a specified period and commencing on a specified future date
–Exchange rate related contracts include forward foreign exchange contracts, currency swaps and options. A forward foreign exchange contract is an agreement to buy or sell a specified amount of foreign currency on a specified future date at an agreed rate. Currency swaps generally involve the exchange of interest payment obligations denominated in different currencies; the exchange of principal can be notional or actual. A currency option gives the buyer, on payment of a premium, the right, but not the obligation, to sell specified amounts of currency at agreed rates of exchange on or before a specified future date
–Credit derivatives, principally credit default swaps, are used by the Group as part of its trading activity and to manage its own exposure to credit risk. A credit default swap is a swap in which one counterparty receives a premium at pre-set intervals in consideration for guaranteeing to make a specific payment should a negative credit event take place

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 14: DERIVATIVE FINANCIAL INSTRUMENTS (continued)
–Equity derivatives are also used by the Group as part of its equity-based retail product activity to eliminate the Group’s exposure to fluctuations in various international stock exchange indices. Index-linked equity options are purchased which give the Group the right, but not the obligation, to buy or sell a specified amount of equities, or basket of equities, in the form of published indices on or before a specified future date
Details of the Group’s hedging instruments are set out below:

	Maturity
The Group At 31 December 2021	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
	£m	£m	£m	£m	£m	£m
Fair value hedges
Interest rate
Cross currency swap
Notional	—	—	—	—	34	34
Average fixed interest rate	—	—	—	—	1.28%
Average EUR/GBP exchange rate	—	—	—	—	1.38
Interest rate swap
Notional	283	1,684	15,631	105,666	24,460	147,724
Average fixed interest rate	2.21%	2.13%	0.94%	0.62%	1.87%
Cash flow hedges
Foreign exchange
Currency swap
Notional	31	117	325	98	—	571
Average EUR/GBP exchange rate	1.14	1.16	1.15	1.13	—
Average USD/GBP exchange rate	1.36	1.35	1.37	1.34	1.34
Interest rate
Interest rate swap
Notional	1,000	500	9,542	51,186	35,714	97,942
Average fixed interest rate	0.00%	0.17%	0.56%	0.88%	0.67%

	Maturity
The Group At 31 December 2020	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
	£m	£m	£m	£m	£m	£m
Fair value hedges
Interest rate
Cross currency swap
Notional	—	—	—	—	36	36
Average fixed interest rate	—	—	—	—	1.28%
Average EUR/GBP exchange rate	—	—	—	—	1.38
Interest rate swap
Notional	6,032	6,031	37,531	116,487	19,877	185,958
Average fixed interest rate	2.01%	1.69%	1.49%	1.23%	2.07%
Cash flow hedges
Foreign exchange
Currency swap
Notional	28	102	408	941	2,551	4,030
Average USD/GBP exchange rate	1.30	1.31	1.30	1.32	1.32
Interest rate
Interest rate swap
Notional	5,026	11,449	41,348	164,893	94,060	316,776
Average fixed interest rate	1.09%	1.05%	1.18%	1.57%	2.36%

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 14: DERIVATIVE FINANCIAL INSTRUMENTS (continued)
The carrying amounts of the Group’s hedging instruments are as follows:

	Carrying amount of the hedging instrument
The Group At 31 December 2021	Contract/ notional amount	Assets	Liabilities	Changes in fair value used for calculating hedge ineffectiveness
	£m	£m	£m	£m
Fair value hedges
Interest rate
Currency swaps	34	7	—	(2)
Interest rate swaps	147,724	41	307	1,887
Cash flow hedges
Foreign exchange
Currency swaps	571	7	8	(26)
Interest rate
Interest rate swaps	97,942	—	—	(2,444)

	Carrying amount of the hedging instrument
The Group At 31 December 2020	Contract/ notional amount	Assets	Liabilities	Changes in fair value used for calculating hedge ineffectiveness
	£m	£m	£m	£m
Fair value hedges
Interest rate
Currency swaps	36	11	—	1
Interest rate swaps	185,958	336	255	(88)
Cash flow hedges
Foreign exchange
Currency swaps	4,030	37	73	(64)
Interest rate
Interest rate swaps	316,776	290	262	527
All amounts are held within derivative financial instruments.

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 14: DERIVATIVE FINANCIAL INSTRUMENTS (continued)
The Group’s hedged items are as follows:

	Carrying amount of the hedged item		Accumulated amount of fair value adjustment on the hedged item		Change in fair value of hedged item for ineffectiveness assessment	Cash flow hedging reserve
						Continuing hedges	Discontinued hedges
The Group At 31 December 2021	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m	£m	£m	£m
Fair value hedges
Interest rate
Fixed rate mortgages[1]	88,791	—	(872)	—	(2,081)
Fixed rate issuance[2]	—	33,128	—	411	1,149
Fixed rate borrowings[3]	—	—	—	—	—
Fixed rate bonds[4]	25,019	—	342	—	(758)
Cash flow hedges
Foreign exchange
Foreign currency issuance[2]					5	(19)	17
Customer deposits[5]					21	—	—
Interest rate
Customer loans[1]					1,842	(711)	453
Central bank balances[6]					588	(235)	(109)
Customer deposits[5]					(89)	32	(85)

	Carrying amount of the hedged item		Accumulated amount of fair value adjustment on the hedged item		Change in fair value of hedged item for ineffectiveness assessment	Cash flow hedging reserve
						Continuing hedges	Discontinued hedges
The Group At 31 December 2020	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m	£m	£m	£m
Fair value hedges
Interest rate
Fixed rate mortgages[1]	125,183	—	661	—	355
Fixed rate issuance[2]	—	37,323	—	1,357	(179)
Fixed rate borrowings[3]	—	1,404	—	304	(184)
Fixed rate bonds[4]	24,111	—	1,178	—	641
Cash flow hedges
Foreign exchange
Foreign currency issuance[2]					(8)	(40)	64
Customer deposits[5]					74	13	(41)
Interest rate
Customer loans[1]					(508)	1,918	(2)
Central bank balances[6]					(71)	19	270
Customer deposits[5]					38	(233)	97
1Included within loans and advances to customers.
2Included within debt securities in issue.
3Included within amounts due to fellow Lloyds Banking Group undertakings.
4Included within financial assets at fair value through other comprehensive income.
5Included within customer deposits.
6Included within cash and balances at central banks.
The accumulated amount of fair value hedge adjustments remaining in the balance sheet for hedged items that have ceased to be adjusted for hedging gains and losses is a liability of £548 million (relating to fixed rate issuances of £270 million and mortgages of £278 million) (2020: liability of £360 million relating to fixed rate issuances only).

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 14: DERIVATIVE FINANCIAL INSTRUMENTS (continued)
Gains and losses arising from hedge accounting are summarised as follows:

	Gain (loss) recognised in other comprehensive income[1]	Hedge ineffectiveness recognised in the income statement[2]	Amounts reclassified from reserves to income statement as:
The Group At 31 December 2021			Hedged cash flows will no longer occur	Hedged item affected income statement	Income statement line item that includes reclassified amount
	£m	£m	£m	£m
Fair value hedges
Interest rate
Fixed rate mortgages		206
Fixed rate issuance		(4)
Fixed rate borrowings		—
Fixed rate bonds		(7)
Cash flow hedges
Foreign exchange
Foreign currency issuance	(27)	—	(3)	(18)	Interest expense
Customer deposits	28	—	—	—	Interest expense
Interest rate
Customer loans	(2,173)	(42)	—	(454)	Interest income
Central bank balances	(633)	(17)	—	(134)	Interest income
Customer deposits	83	1	—	25	Interest expense

	Gain (loss) recognised in other comprehensive income[1]	Hedge ineffectiveness recognised in the income statement[2]	Amounts reclassified from reserves to income statement as:
The Group At 31 December 2020			Hedged cash flows will no longer occur	Hedged item affected income statement	Income statement line item that includes reclassified amount
	£m	£m	£m	£m
Fair value hedges
Interest rate
Fixed rate mortgages		571
Fixed rate issuance		(35)
Fixed rate borrowings		1
Fixed rate bonds		9
Cash flow hedges
Foreign exchange
Foreign currency issuance	(45)	—	(6)	(47)	Interest expense
Customer deposits	3	—	—	9	Interest expense
Interest rate
Customer loans	23	262	—	(633)	Interest income
Central bank balances	28	(3)	—	(95)	Interest income
Customer deposits	(27)	—	—	45	Interest expense
1Comprising the change in fair value of the hedging derivatives (a loss of £2,138 million; 2020: gain of £709 million) and the amounts reclassified from reserves to the income statement (negative £584 million; 2020: negative £727 million).
2Hedge ineffectiveness is included in the income statement within net trading income.
There was a gain of £3 million (2020: gain of £6 million) reclassified from the cash flow hedging reserve for which hedge accounting had previously been used but for which the hedged future cash flows are no longer expected to occur.
At 31 December 2021 £4,861 million of total recognised derivative assets of the Group and £4,031 million of total recognised derivative liabilities of the Group (2020: £7,393 million of assets and £7,064 million of liabilities) had a contractual residual maturity of greater than one year.

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 14: DERIVATIVE FINANCIAL INSTRUMENTS (continued)

	2021			2020
	Contract/ notional amount	Fair value assets	Fair value liabilities	Contract/ notional amount	Fair value assets	Fair value liabilities
The Bank	£m	£m	£m	£m	£m	£m
Trading and other
Exchange rate contracts:
Spot, forwards and futures	12,235	143	158	14,117	268	83
Currency swaps	158,448	965	625	168,605	1,683	1,960
Options purchased	5	—	—	12	—	—
Options written	5	—	—	11	—	—
	170,693	1,108	783	182,745	1,951	2,043
Interest rate contracts:
Interest rate swaps	1,160,782	5,710	4,897	1,762,919	10,287	8,562
Forward rate agreements	21	—	—	84,245	—	4
Options purchased	2,138	20	—	3,824	56	—
Options written	1,220	—	10	3,025	—	75
	1,164,161	5,730	4,907	1,854,013	10,343	8,641
Credit derivatives	4,439	23	102	5,407	59	99
Equity and other contracts	—	—	—	3	—	—
Total derivative assets/liabilities - trading and other	1,339,293	6,861	5,792	2,042,168	12,353	10,783
Hedging
Derivatives designated as fair value hedges:
Interest rate and other swaps	56,698	22	307	58,030	217	221
Currency swaps	34	7	—	36	11	—
	56,732	29	307	58,066	228	221
Derivatives designated as cash flow hedges:
Interest rate swaps	26,876	—	—	93,353	11	42
Currency swaps	415	8	3	616	3	26
	27,291	8	3	93,969	14	68
Total derivative assets/liabilities - hedging	84,023	37	310	152,035	242	289
Total recognised derivative assets/liabilities	1,423,316	6,898	6,102	2,194,203	12,595	11,072

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 14: DERIVATIVE FINANCIAL INSTRUMENTS (continued)
Details of the Bank’s hedging instruments are set out below:

	Maturity
The Bank At 31 December 2021	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
	£m	£m	£m	£m	£m	£m
Fair value hedges
Interest rate
Cross currency swap
Notional	—	—	—	—	34	34
Average fixed interest rate	—	—	—	—	1.28%
Average EUR/GBP exchange rate	—	—	—	—	1.38
Interest rate swap
Notional	189	1,656	5,271	25,525	24,057	56,698
Average fixed interest rate	1.67%	2.09%	1.71%	1.65%	1.83%
Cash flow hedges
Foreign exchange
Currency swap
Notional	24	33	301	57	—	415
Average EUR/GBP exchange rate	—	—	1.16	1.16	—
Average USD/GBP exchange rate	1.36	1.35	1.37	1.33	—
Interest rate
Interest rate swap
Notional	—	—	8,571	10,115	8,190	26,876
Average fixed interest rate	—	—	0.56%	0.96%	0.74%

	Maturity
The Bank At 31 December 2020	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
	£m	£m	£m	£m	£m	£m
Fair value hedges
Interest rate
Cross currency swap
Notional	—	—	—	—	36	36
Average fixed interest rate	—	—	—	—	1.28%
Average EUR/GBP exchange rate	—	—	—	—	1.38
Interest rate swap
Notional	2,421	489	3,386	31,239	20,495	58,030
Average fixed interest rate	1.94%	1.67%	2.13%	1.82%	1.89%
Cash flow hedges
Foreign exchange
Currency swap
Notional	25	130	296	165	—	616
Average EUR/GBP exchange rate	—	—	1.13	1.11	—
Average USD/GBP exchange rate	1.30	1.30	1.31	1.34	—
Interest rate
Interest rate swap
Notional	844	4,363	9,375	67,534	11,237	93,353
Average fixed interest rate	1.40%	1.07%	1.00%	1.47%	2.33%

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 14: DERIVATIVE FINANCIAL INSTRUMENTS (continued)
The carrying amounts of the Bank’s hedging instruments are as follows:

	Carrying amount of the hedging instrument
The Bank At 31 December 2021	Contract/ notional amount	Assets	Liabilities	Changes in fair value used for calculating hedge ineffectiveness
	£m	£m	£m	£m
Fair value hedges
Interest rate
Currency swaps	34	7	—	(2)
Interest rate swaps	56,698	22	307	(294)
Cash flow hedges
Foreign exchange
Currency swaps	415	8	3	(2)
Interest rate
Interest rate swaps	26,876	—	—	(548)

	Carrying amount of the hedging instrument
The Bank At 31 December 2020	Contract/ notional amount	Assets	Liabilities	Changes in fair value used for calculating hedge ineffectiveness
	£m	£m	£m	£m
Fair value hedges
Interest rate
Currency swaps	36	11	—	1
Interest rate swaps	58,030	217	221	(226)
Cash flow hedges
Foreign exchange
Currency swaps	616	3	26	4
Interest rate
Interest rate swaps	93,353	11	42	130
All amounts are held within derivative financial instruments.

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 14: DERIVATIVE FINANCIAL INSTRUMENTS (continued)
The Bank’s hedged items are as follows:

	Carrying amount of the hedged item		Accumulated amount of fair value adjustment on the hedged item		Change in fair value of hedged item for ineffectiveness assessment	Cash flow hedging reserve
						Continuing hedges	Discontinued hedges
The Bank At 31 December 2021	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m	£m	£m	£m
Fair value hedges
Interest rate
Fixed rate issuance[1]	—	28,870	—	65	1,018
Fixed rate borrowings[2]	—	—	—	—	—
Fixed rate bonds[3]	24,358	—	344	—	(736)
Cash flow hedges
Foreign exchange
Foreign currency issuance[1]					2	(12)	(2)
Interest rate
Customer loans[4]					510	(117)	1,014
Central bank balances5					—	—	211
Customer deposits[6]					(42)	10	(67)

	Carrying amount of the hedged item		Accumulated amount of fair value adjustment on the hedged item		Change in fair value of hedged item for ineffectiveness assessment	Cash flow hedging reserve
						Continuing hedges	Discontinued hedges
The Bank At 31 December 2020	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m	£m	£m	£m
Fair value hedges
Interest rate
Fixed rate issuance[1]	—	32,044	—	793	(243)
Fixed rate borrowings[2]	—	1,404	—	304	(184)
Fixed rate bonds[3]	23,239	—	1,158	—	625
Cash flow hedges
Foreign exchange
Foreign currency issuance[1]					(4)	(49)	16
Interest rate
Customer loans[4]					(119)	1,486	281
Central bank balances[5]					—	—	324
Customer deposits[6]					15	(189)	3
1Included within debt securities in issue.
2Included within amounts due to fellow Lloyds Banking Group undertakings.
3Included within financial assets at fair value through other comprehensive income.
4Included within loans and advances to customers.
5Included within cash and balances at central banks.
6Included within customer deposits.
The accumulated amount of fair value hedge adjustments remaining in the balance sheet for hedged items that have ceased to be adjusted for hedging gains and losses is an asset of £71 million (2020: asset of £9 million) relating to fixed rate issuances.

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 14: DERIVATIVE FINANCIAL INSTRUMENTS (continued)
Gains and losses arising from hedge accounting are summarised as follows:

	Gain (loss) recognised in other comprehensive income[1]	Hedge ineffectiveness recognised in the income statement[2]	Amounts reclassified from reserves to income statement as:
The Bank At 31 December 2021			Hedged cash flows will no longer occur	Hedged item affected income statement	Income statement line item that includes reclassified amount
	£m	£m	£m	£m
Fair value hedges
Interest rate
Fixed rate mortgages		—
Fixed rate issuance		(7)
Fixed rate bonds		(7)
Fixed rate borrowings
Cash flow hedges
Foreign exchange
Foreign currency issuance	18	—	—	21	Interest expense
Interest rate
Customer loans	(871)	(26)	—	(325)	Interest income
Central bank balances	(113)	—	—	(113)	Interest income
Customer deposits	129	2	—	18	Interest expense

	Gain (loss) recognised in other comprehensive income[1]	Hedge ineffectiveness recognised in the income statement[2]	Amounts reclassified from reserves to income statement as:
The Bank At 31 December 2020			Hedged cash flows will no longer occur	Hedged item affected income statement	Income statement line item that includes reclassified amount
	£m	£m	£m	£m
Fair value hedges
Interest rate
Fixed rate mortgages		—
Fixed rate issuance		(35)
Fixed rate bonds		8
Fixed rate borrowings		—
Cash flow hedges
Foreign exchange
Foreign currency issuance	(1)	—	(1)	(4)	Interest expense
Interest rate
Customer loans	(166)	(31)	—	(324)	Interest income
Central bank balances	(111)	—	—	(60)	Interest income
Customer deposits	8	4	—	34	Interest expense
1Comprising the change in fair value of the hedging derivatives (a loss of £438 million; 2020: gain of £85 million) and the amounts reclassified from reserves to the income statement (negative £399 million; 2020: negative £355 million).
2Hedge ineffectiveness is included in the income statement within net trading income.
During 2021 there was no gain or loss (2020: gain of £1 million) reclassified from the cash flow hedging reserve for which hedge accounting had previously been used but for which the hedged future cash flows are no longer expected to occur.
At 31 December 2021 £6,277 million of total recognised derivative assets of the Bank and £5,492 million of total recognised derivative liabilities of the Bank (2020: £11,755 million of assets and £10,009 million of liabilities) had a contractual residual maturity of greater than one year.

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021

NOTE 15: FINANCIAL ASSETS AT AMORTISED COST
Year ended 31 December 2021

	Gross carrying amount					Allowance for expected credit losses
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
The Group	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans and advances to banks and reverse repurchase agreements
At 1 January 2021	5,954	—	—	—	5,954	4	—	—	—	4
Exchange and other adjustments	15	—	—	—	15	—	—	—	—	—
Other changes in credit quality						(3)	—	—	—	(3)
Additions and repayments	1,505	—	—	—	1,505	(1)	—	—	—	(1)
Credit to the income statement						(4)	—	—	—	(4)
At 31 December 2021	7,474	—	—	—	7,474	—	—	—	—	—
Allowance for impairment losses	—	—	—	—	—
Net carrying amount	7,474	—	—	—	7,474

Loans and advances to customers and reverse repurchase agreements
At 1 January 2021	415,608	51,280	6,443	12,511	485,842	1,347	2,125	1,968	261	5,701
Exchange and other adjustments[1]	(2,506)	(31)	(82)	68	(2,551)	(2)	(5)	5	121	119
Transfers to Stage 1	18,662	(18,623)	(39)		—	562	(551)	(11)		—
Transfers to Stage 2	(11,995)	12,709	(714)		—	(48)	155	(107)		—
Transfers to Stage 3	(872)	(1,818)	2,690		—	(13)	(220)	233		—
Impact of transfers between stages	5,795	(7,732)	1,937		—	(426)	193	221		(12)
						75	(423)	336		(12)
Other changes in credit quality						(239)	(256)	254	(48)	(289)
Additions and repayments	10,181	(8,633)	(994)	(1,565)	(1,011)	(209)	(344)	(98)	(87)	(738)
Methodology and model changes						(63)	15	6	—	(42)
(Credit) charge to the income statement						(436)	(1,008)	498	(135)	(1,081)
Advances written off			(1,057)	(37)	(1,094)			(1,057)	(37)	(1,094)
Recoveries of advances written off in previous years			159	—	159			159	—	159
At 31 December 2021	429,078	34,884	6,406	10,977	481,345	909	1,112	1,573	210	3,804
Allowance for impairment losses	(909)	(1,112)	(1,573)	(210)	(3,804)
Net carrying amount	428,169	33,772	4,833	10,767	477,541

Debt securities
At 1 January 2021	5,137	—	1	—	5,138	—	—	1	—	1
Exchange and other adjustments	(20)	—	—	—	(20)	1	—	—	—	1
Transfers to Stage 2	(6)	6	—		—	—	—	—		—
Impact of transfers between stages	(6)	6	—		—	—	—	—		—
Additions and repayments	(557)	3	—	—	(554)	—	—	—	—	—
Charge to the income statement						—	—	—	—	—
At 31 December 2021	4,554	9	1	—	4,564	1	—	1	—	2
Allowance for impairment losses	(1)	—	(1)	—	(2)
Net carrying amount	4,553	9	—	—	4,562

Due from fellow Lloyds Banking Group undertakings
At 31 December 2021	739	—	—	—	739
Allowance for impairment losses	—	—	—	—	—
Net carrying amount	739	—	—	—	739
Total financial assets at amortised cost	440,935	33,781	4,833	10,767	490,316
1Exchange and other adjustments includes the impact of movements in exchange rates, discount unwind, derecognising assets as a result of modifications and adjustments in respect of purchased or originated credit-impaired financial assets (POCI). Where a POCI asset’s expected credit loss is less than its expected credit loss on purchase or origination, the increase in its carrying value is recognised within gross loans, rather than as a negative impairment allowance.
The total allowance for impairment losses includes £95 million (2020: £192 million) in respect of residual value impairment and voluntary terminations within the Group’s UK motor finance business.

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 15: FINANCIAL ASSETS AT AMORTISED COST (continued)
Movements in Retail UK mortgage balances were as follows:

	Gross carrying amount					Allowance for expected credit losses
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
The Group	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Retail – UK mortgages
At 1 January 2021	251,418	29,018	1,859	12,511	294,806	104	468	191	261	1,024
Exchange and other adjustments[1]	—	—	—	68	68	—	—	18	121	139
Transfers to Stage 1	10,109	(10,105)	(4)		—	66	(66)	—		—
Transfers to Stage 2	(6,930)	7,425	(495)		—	(5)	37	(32)		—
Transfers to Stage 3	(147)	(942)	1,089		—	—	(35)	35		—
Impact of transfers between stages	3,032	(3,622)	590		—	(58)	84	48		74
						3	20	51		74
Other changes in credit quality						(14)	(32)	(30)	(48)	(124)
Additions and repayments	19,179	(3,598)	(490)	(1,565)	13,526	8	(52)	(33)	(87)	(164)
Methodology and model changes						(53)	(10)	6	—	(57)
Credit to the income statement						(56)	(74)	(6)	(135)	(271)
Advances written off			(28)	(37)	(65)			(28)	(37)	(65)
Recoveries of advances written off in previous years			9	—	9			9	—	9
At 31 December 2021	273,629	21,798	1,940	10,977	308,344	48	394	184	210	836
Allowance for impairment losses	(48)	(394)	(184)	(210)	(836)
Net carrying amount	273,581	21,404	1,756	10,767	307,508
1Exchange and other adjustments includes the impact of movements in exchange rates, discount unwind, derecognising assets as a result of modifications and adjustments in respect of purchased or originated credit-impaired financial assets (POCI). Where a POCI asset’s expected credit loss is less than its expected credit loss on purchase or origination, the increase in its carrying value is recognised within gross loans, rather than as a negative impairment allowance.
Movements in allowance for expected credit losses in respect of undrawn balances were as follows:

	Allowance for expected credit losses
	Stage 1	Stage 2	Stage 3	POCI	Total
The Group	£m	£m	£m	£m	£m
Undrawn balances
At 1 January 2021	191	221	14	—	426
Exchange and other adjustments	1	(2)	—	—	(1)
Transfers to Stage 1	73	(73)	—		—
Transfers to Stage 2	(8)	8	—		—
Transfers to Stage 3	(1)	(6)	7		—
Impact of transfers between stages	(65)	20	(4)		(49)
	(1)	(51)	3		(49)
Other items credited to the income statement	(88)	(82)	(12)	—	(182)
Credit to the income statement	(89)	(133)	(9)	—	(231)
At 31 December 2021	103	86	5	—	194
The Group's total impairment allowances were as follows:

	Allowance for expected credit losses
	Stage 1	Stage 2	Stage 3	POCI	Total
The Group	£m	£m	£m	£m	£m
In respect of:
Loans and advances to banks and reverse repurchase agreements	—	—	—	—	—
Loans and advances to customers and reverse repurchase agreements	909	1,112	1,573	210	3,804
Debt securities	1	—	1	—	2
Due from fellow Lloyds Banking Group undertakings	—	—	—	—	—
Financial assets at amortised cost	910	1,112	1,574	210	3,806
Provisions in relation to loan commitments and financial guarantees	103	86	5	—	194
Total	1,013	1,198	1,579	210	4,000
Expected credit loss in respect of financial assets at fair value through other comprehensive income (memorandum item)	3	—	—	—	3

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 15: FINANCIAL ASSETS AT AMORTISED COST (continued)
Year ended 31 December 2020

	Gross carrying amount					Allowance for expected credit losses
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
The Group	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans and advances to banks and reverse repurchase agreements
At 1 January 2020	4,852	—	—	—	4,852	—	—	—	—	—
Exchange and other adjustments	(25)	—	—	—	(25)	—	—	—	—	—
Additions and repayments	1,127	—	—	—	1,127	—	—	—	—	—
Charge to the income statement						4	—	—	—	4
At 31 December 2020	5,954	—	—	—	5,954	4	—	—	—	4
Allowance for impairment losses	(4)	—	—	—	(4)
Net carrying amount	5,950	—	—	—	5,950

Loans and advances to customers and reverse repurchase agreements
At 1 January 2020	429,767	28,505	5,647	13,714	477,633	669	993	1,359	142	3,163
Exchange and other adjustments[1]	1,013	24	(198)	(8)	831	—	2	(4)	21	19
Transfers to Stage 1	4,970	(4,954)	(16)		—	144	(141)	(3)		—
Transfers to Stage 2	(28,516)	29,128	(612)		—	(217)	267	(50)		—
Transfers to Stage 3	(1,615)	(2,001)	3,616		—	(9)	(156)	165		—
Impact of transfers between stages	(25,161)	22,173	2,988		—	(84)	880	570		1,366
						(166)	850	682		1,366
Other changes in credit quality						838	(33)	1,183	167	2,155
Additions and repayments	9,989	578	(754)	(1,156)	8,657	37	143	(38)	(30)	112
Methodology and model changes						(31)	170	26	—	165
Charge to the income statement						678	1,130	1,853	137	3,798
Advances written off			(1,490)	(39)	(1,529)			(1,490)	(39)	(1,529)
Recoveries of advances written off in previous years			250	—	250			250	—	250
At 31 December 2020	415,608	51,280	6,443	12,511	485,842	1,347	2,125	1,968	261	5,701
Allowance for impairment losses	(1,347)	(2,125)	(1,968)	(261)	(5,701)
Net carrying amount	414,261	49,155	4,475	12,250	480,141

Debt securities
At 1 January 2020	5,325	—	1	—	5,326	—	—	1	—	1
Exchange and other adjustments	(17)	—	—	—	(17)	—	—	—	—	—
Additions and repayments	(171)	—	—	—	(171)	—	—	—	—	—
At 31 December 2020	5,137	—	1	—	5,138	—	—	1	—	1
Allowance for impairment losses	—	—	(1)	—	(1)
Net carrying amount	5,137	—	—	—	5,137

Due from fellow Lloyds Banking Group undertakings
At 31 December 2020	738	—	—	—	738
Allowance for impairment losses	—	—	—	—	—
Net carrying amount	738	—	—	—	738
Total financial assets at amortised cost	426,086	49,155	4,475	12,250	491,966
1Exchange and other adjustments includes the impact of movements in exchange rates, discount unwind, derecognising assets as a result of modifications and adjustments in respect of purchased or originated credit-impaired financial assets (POCI). Where a POCI asset’s expected credit loss is less than its expected credit loss on purchase or origination, the increase in its carrying value is recognised within gross loans, rather than as a negative impairment allowance.

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 15: FINANCIAL ASSETS AT AMORTISED COST (continued)
Movements in Retail UK mortgage balances were as follows:

	Gross carrying amount					Allowance for expected credit losses
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
The Group	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Retail – UK mortgages
At 1 January 2020	257,043	16,935	1,506	13,714	289,198	23	281	122	142	568
Exchange and other adjustments[1]	—	—	—	(8)	(8)	—	—	20	21	41
Transfers to Stage 1	2,418	(2,414)	(4)		—	17	(17)	—		—
Transfers to Stage 2	(16,463)	16,882	(419)		—	(4)	22	(18)		—
Transfers to Stage 3	(199)	(974)	1,173		—	—	(35)	35		—
Impact of transfers between stages	(14,244)	13,494	750		—	(15)	198	66		249
						(2)	168	83		249
Other changes in credit quality						63	(26)	(23)	167	181
Additions and repayments	8,619	(1,411)	(375)	(1,156)	5,677	14	(15)	(13)	(30)	(44)
Methodology and model changes						6	60	24	—	90
Charge to the income statement						81	187	71	137	476
Advances written off			(37)	(39)	(76)			(37)	(39)	(76)
Recoveries of advances written off in previous years			15	—	15			15	—	15
At 31 December 2020	251,418	29,018	1,859	12,511	294,806	104	468	191	261	1,024
Allowance for impairment losses	(104)	(468)	(191)	(261)	(1,024)
Net carrying amount	251,314	28,550	1,668	12,250	293,782
1Exchange and other adjustments includes the impact of movements in exchange rates, discount unwind, derecognising assets as a result of modifications and adjustments in respect of purchased or originated credit-impaired financial assets (POCI). Where a POCI asset’s expected credit loss is less than its expected credit loss on purchase or origination, the increase in its carrying value is recognised within gross loans, rather than as a negative impairment allowance.
Movements in allowance for expected credit losses in respect of undrawn balances were as follows:

	Allowance for expected credit losses
	Stage 1	Stage 2	Stage 3	POCI	Total
The Group	£m	£m	£m	£m	£m
Undrawn balances
At 1 January 2020	91	77	5	—	173
Exchange and other adjustments	—	—	—	—	—
Transfers to Stage 1	19	(19)	—		—
Transfers to Stage 2	(10)	10	—		—
Transfers to Stage 3	(1)	(6)	7		—
Impact of transfers between stages	(10)	90	10		90
	(2)	75	17		90
Other items charged to the income statement	102	69	(8)	—	163
Charge to the income statement	100	144	9	—	253
At 31 December 2020	191	221	14	—	426
The Group's total impairment allowances were as follows:

	Allowance for expected credit losses
	Stage 1	Stage 2	Stage 3	POCI	Total
The Group	£m	£m	£m	£m	£m
In respect of:
Loans and advances to banks and reverse repurchase agreements	4	—	—	—	4
Loans and advances to customers and reverse repurchase agreements	1,347	2,125	1,968	261	5,701
Debt securities	—	—	1	—	1
Due from fellow Lloyds Banking Group undertakings	—	—	—	—	—
Financial assets at amortised cost	1,351	2,125	1,969	261	5,706
Provisions in relation to loan commitments and financial guarantees	191	221	14	—	426
Total	1,542	2,346	1,983	261	6,132
Expected credit loss in respect of financial assets at fair value through other comprehensive income (memorandum item)	—	—	—	—	—

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 15: FINANCIAL ASSETS AT AMORTISED COST (continued)
Year ended 31 December 2021

	Gross carrying amount				Allowance for expected credit losses
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
The Bank	£m	£m	£m	£m	£m	£m	£m	£m
Loans and advances to banks and reverse repurchase agreements
At 1 January 2021	5,660	—	—	5,660	4	—	—	4
Exchange and other adjustments	20	—	—	20	—	—	—	—
Other changes in credit quality	—	—	—	—	(3)	—	—	(3)
Additions and repayments	1,607	—	—	1,607	(1)	—	—	(1)
Credit to the income statement					(4)	—	—	(4)
At 31 December 2021	7,287	—	—	7,287	—	—	—	—
Allowance for impairment losses	—	—	—	—
Net carrying amount	7,287	—	—	7,287

Loans and advances to customers and reverse repurchase agreements
At 1 January 2021	156,189	21,494	2,867	180,550	589	974	718	2,281
Exchange and other adjustments	(111)	(12)	(45)	(168)	(1)	—	(10)	(11)
Transfers to Stage 1	8,555	(8,529)	(26)	—	273	(267)	(6)	—
Transfers to Stage 2	(4,514)	4,834	(320)	—	(14)	61	(47)	—
Transfers to Stage 3	(416)	(651)	1,067	—	(7)	(89)	96	—
Impact of transfers between stages	3,625	(4,346)	721	—	(224)	43	62	(119)
					28	(252)	105	(119)
Other changes in credit quality					(107)	(125)	59	(173)
Additions and repayments	(9,881)	(5,052)	(403)	(15,336)	(88)	(208)	(22)	(318)
Methodology and model changes					(63)	15	6	(42)
(Credit) charge to the income statement					(230)	(570)	148	(652)
Advances written off			(490)	(490)			(490)	(490)
Recoveries of advances written off in previous years			48	48			48	48
At 31 December 2021	149,822	12,084	2,698	164,604	358	404	414	1,176
Allowance for impairment losses	(358)	(404)	(414)	(1,176)
Net carrying amount	149,464	11,680	2,284	163,428

Debt securities
At 1 January 2021	4,316	—	—	4,316	1	—	—	1
Exchange and other adjustments	12	—	—	12	(1)	—	—	(1)
Additions and repayments	(572)	—	—	(572)	—	—	—	—
At 31 December 2021	3,756	—	—	3,756	—	—	—	—
Allowance for impairment losses	—	—	—	—
Net carrying amount	3,756	—	—	3,756

Due from fellow Lloyds Banking Group undertakings
At 31 December 2021	108,445	—	—	108,445
Allowance for impairment losses	(21)	—	—	(21)
Net carrying amount	108,424	—	—	108,424
Total financial assets at amortised cost	268,931	11,680	2,284	282,895

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 15: FINANCIAL ASSETS AT AMORTISED COST (continued)
Movements in allowance for expected credit losses in respect of undrawn balances were as follows:

	Allowance for expected credit losses
	Stage 1	Stage 2	Stage 3	Total
The Bank	£m	£m	£m	£m
Undrawn balances
At 1 January 2021	102	135	8	245
Exchange and other adjustments	—	3	—	3
Transfers to Stage 1	46	(46)	—	—
Transfers to Stage 2	(4)	4	—	—
Transfers to Stage 3	(1)	(3)	4	—
Impact of transfers between stages	(41)	9	(2)	(34)
	—	(36)	2	(34)
Other items charged to the income statement	(45)	(49)	(6)	(100)
Credit to the income statement	(45)	(85)	(4)	(134)
At 31 December 2021	57	53	4	114
The Bank's total impairment allowances were as follows:

	Allowance for expected credit losses
	Stage 1	Stage 2	Stage 3	Total
The Bank	£m	£m	£m	£m
In respect of:
Loans and advances to banks and reverse repurchase agreements	—	—	—	—
Loans and advances to customers and reverse repurchase agreements	358	404	414	1,176
Debt securities	—	—	—	—
Due from fellow Lloyds Banking Group undertakings	21	—	—	21
Financial assets at amortised cost	379	404	414	1,197
Provisions in relation to loan commitments and financial guarantees	57	53	4	114
Total	436	457	418	1,311
Expected credit loss in respect of financial assets at fair value through other comprehensive income (memorandum item)	2	—	—	2

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 15: FINANCIAL ASSETS AT AMORTISED COST (continued)
Year ended 31 December 2020

	Gross carrying amount				Allowance for expected credit losses
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
The Bank	£m	£m	£m	£m	£m	£m	£m	£m
Loans and advances to banks and reverse repurchase agreements
At 1 January 2020	4,453	—	—	4,453	—	—	—	—
Exchange and other adjustments	(19)	—	—	(19)	—	—	—	—
Additions and repayments	1,226	—	—	1,226	—	—	—	—
Charge to the income statement					4	—	—	4
At 31 December 2020	5,660	—	—	5,660	4	—	—	4
Allowance for impairment losses	(4)	—	—	(4)
Net carrying amount	5,656	—	—	5,656

Loans and advances to customers and reverse repurchase agreements
At 1 January 2020	165,676	10,681	2,385	178,742	238	435	500	1,173
Exchange and other adjustments	40	(1)	(220)	(181)	—	—	(8)	(8)
Transfers to Stage 1	1,974	(1,967)	(7)	—	73	(72)	(1)	—
Transfers to Stage 2	(11,777)	12,089	(312)	—	(49)	66	(17)	—
Transfers to Stage 3	(955)	(900)	1,855	—	(10)	(59)	69	—
Impact of transfers between stages	(10,758)	9,222	1,536	—	(49)	340	311	602
					(35)	275	362	602
Other changes in credit quality					382	(43)	479	818
Additions and repayments	1,231	1,592	(212)	2,611	35	137	(19)	153
Methodology and model changes					(31)	170	26	165
Charge to the income statement					351	539	848	1,738
Advances written off			(708)	(708)			(708)	(708)
Recoveries of advances written off in previous years			86	86			86	86
At 31 December 2020	156,189	21,494	2,867	180,550	589	974	718	2,281
Allowance for impairment losses	(589)	(974)	(718)	(2,281)
Net carrying amount	155,600	20,520	2,149	178,269

Debt securities
At 1 January 2020	5,241	—	—	5,241	—	—	—	—
Exchange and other adjustments	(16)	—	—	(16)	—	—	—	—
Additions and repayments	(909)	—	—	(909)	1	—	—	1
At 31 December 2020	4,316	—	—	4,316	1	—	—	1
Allowance for impairment losses	(1)	—	—	(1)
Net carrying amount	4,315	—	—	4,315

Due from fellow Lloyds Banking Group undertakings
At 31 December 2020	128,791	—	7	128,798
Allowance for impairment losses	(20)	—	(7)	(27)
Net carrying amount	128,771	—	—	128,771
Total financial assets at amortised cost	294,342	20,520	2,149	317,011

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 15: FINANCIAL ASSETS AT AMORTISED COST (continued)
Movements in allowance for expected credit losses in respect of undrawn balances were as follows:

	Allowance for expected credit losses
	Stage 1	Stage 2	Stage 3	Total
The Bank	£m	£m	£m	£m
Undrawn balances
At 1 January 2020	44	42	4	90
Exchange and other adjustments	—	—	—	—
Transfers to Stage 1	9	(9)	—	—
Transfers to Stage 2	(5)	5	—	—
Transfers to Stage 3	—	(3)	3	—
Impact of transfers between stages	(5)	58	—	53
	(1)	51	3	53
Other items charged to the income statement	59	42	1	102
Charge to the income statement	58	93	4	155
At 31 December 2020	102	135	8	245
The Bank's total impairment allowances were as follows:

	Allowance for expected credit losses
	Stage 1	Stage 2	Stage 3	Total
The Bank	£m	£m	£m	£m
In respect of:
Loans and advances to banks and reverse repurchase agreements	4	—	—	4
Loans and advances to customers and reverse repurchase agreements	589	974	718	2,281
Debt securities	1	—	—	1
Due from fellow Lloyds Banking Group undertakings	20	—	7	27
Financial assets at amortised cost	614	974	725	2,313
Provisions in relation to loan commitments and financial guarantees	102	135	8	245
Total	716	1,109	733	2,558
Expected credit loss in respect of financial assets at fair value through other comprehensive income (memorandum item)	—	—	—	—
The movement tables are compiled by comparing the position at 31 December to that at the beginning of the year. Transfers between stages are deemed to have taken place at the start of the reporting period, with all other movements shown in the stage in which the asset is held at 31 December, with the exception of those held within purchased or originated credit-impaired, which are not transferable.
Additions and repayments comprise new loans originated and repayments of outstanding balances throughout the reporting period. Loans which are written off in the period are first transferred to Stage 3 before acquiring a full allowance and subsequent write-off.
At 31 December 2021 £2,186 million (2020: £1,082 million) of loans and advances to banks and reverse repurchase agreements of the Group and £2,142 million (2020: £1,024 million) of the Bank had a contractual residual maturity of greater than one year.
At 31 December 2021 £384,766 million (2020: £385,517 million) of loans and advances to customers and reverse repurchase agreements of the Group and £92,907 million (2020: £105,738 million) of the Bank had a contractual residual maturity of greater than one year.
At 31 December 2021 £3,042 million (2020: £5,110 million) of debt securities of the Group and £2,541 million (2020: £4,300 million) of the Bank had a contractual residual maturity of greater than one year.
For amounts included above which are subject to reverse repurchase agreements see note 44.

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021

NOTE 16: FINANCE LEASE RECEIVABLES
Finance lease receivables are classified as loans and advances to customers and accounted for at amortised cost. The balance is analysed as follows:

	The Group		The Bank
	2021	2020	2021	2020
	£m	£m	£m	£m
Not later than 1 year	339	308	3	18
Later than 1 year and not later than 2 years	135	180	2	2
Later than 2 years and not later than 3 years	222	143	15	2
Later than 3 years and not later than 4 years	110	191	—	7
Later than 4 years and not later than 5 years	46	110	—	2
Later than 5 years	150	571	—	—
Gross investment in finance leases	1,002	1,503	20	31
Unearned future finance income on finance leases	(147)	(440)	—	—
Rentals received in advance	(12)	(16)	—	(1)
Net investment in finance leases	843	1,047	20	30
The net investment in finance leases represents amounts recoverable as follows:

	The Group		The Bank
	2021	2020	2021	2020
	£m	£m	£m	£m
Not later than 1 year	280	237	3	17
Later than 1 year and not later than 2 years	108	135	2	2
Later than 2 years and not later than 3 years	198	104	15	2
Later than 3 years and not later than 4 years	94	159	—	7
Later than 4 years and not later than 5 years	35	86	—	2
Later than 5 years	128	326	—	—
Net investment in finance leases	843	1,047	20	30
Equipment leased to customers under finance leases primarily relates to structured financing transactions to fund the purchase of aircraft, ships and other large individual value items. There was an allowance for uncollectable finance lease receivables included in the allowance for impairment losses for the Group of £18 million (2020: £22 million).
NOTE 17: FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	The Group		The Bank
	2021	2020	2021	2020
	£m	£m	£m	£m
Debt securities:
Government securities	14,599	14,267	14,445	14,114
Asset-backed securities	55	65	—	—
Corporate and other debt securities	13,131	12,928	11,084	10,533
	27,785	27,260	25,529	24,647
Equity shares	1	—	—	—
Total financial assets at fair value through other comprehensive income	27,786	27,260	25,529	24,647
At 31 December 2021 £24,947 million (2020: £25,826 million) of financial assets at fair value through other comprehensive income of the Group and £23,081 million (2020: £23,494 million) of the Bank had a contractual residual maturity of greater than one year.
All assets were assessed at Stage 1 at 31 December 2020 and 2021.

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021

NOTE 18: GOODWILL OF THE GROUP

	2021	2020
	£m	£m
At 1 January	470	474
Impairment charged to the income statement	—	(4)
At 31 December	470	470
Cost[1]	814	814
Accumulated impairment losses	(344)	(344)
At 31 December	470	470
1For acquisitions made prior to 1 January 2004, the date of transition to IFRS, cost is included net of amounts amortised up to 31 December 2003.
The goodwill held in the Group’s balance sheet is tested at least annually for impairment. For the purposes of impairment testing the goodwill is allocated to the appropriate cash generating unit; of the total balance of £470 million (2020: £470 million), £302 million, 64 per cent (2020: £302 million, 64 per cent) has been allocated to Cards and £166 million, or 35 per cent (2020: £166 million, 35 per cent) has been allocated to Motor Finance, both in the Group’s Retail division.
The recoverable amount of the goodwill relating to the Cards business has been based on a value-in-use calculation using post-tax cash flow projections based on financial budgets and plans approved by management covering a four-year period and a discount rate (post-tax) of 10.25 per cent. The cash flows beyond the four-year period assume 3.5 per cent growth. Management believes that any reasonably possible change in the key assumptions above would not cause the recoverable amount of the goodwill relating to the Cards business to fall below the balance sheet carrying value.
The recoverable amount of the goodwill relating to Motor Finance has also been based on a value-in-use calculation using post-tax cash flow projections based on financial budgets and plans approved by management covering a four-year period and a discount rate (post-tax) of 10.25 per cent. The cash flows beyond the four-year period are extrapolated using a growth rate of 3.5 per cent which does not exceed the long-term average growth rates for the markets in which Motor Finance participates. Management believes that any reasonably possible change in the key assumptions, including from the impacts of climate change or climate-related legislation, would not cause the recoverable amount of the goodwill relating to Motor Finance to fall below the balance sheet carrying value. The impairment charge of £4 million in 2020 related to the goodwill arising on a small, separable acquisition a number of years ago.
NOTE 19: OTHER INTANGIBLE ASSETS

	The Group						The Bank
	Brands	Core deposit intangible	Purchased credit card relationships	Customer- related intangibles	Capitalised software enhancements	Total	Capitalised software enhancements
	£m	£m	£m	£m	£m	£m	£m
Cost:
At 1 January 2020	584	2,770	1,002	50	4,926	9,332	4,280
Additions	—	—	—	—	984	984	857
Disposals	—	—	—	—	(55)	(55)	(6)
At 31 December 2020	584	2,770	1,002	50	5,855	10,261	5,131
Additions	—	—	—	—	986	986	886
Disposals and write-offs	—	—	—	—	(460)	(460)	(321)
At 31 December 2021	584	2,770	1,002	50	6,381	10,787	5,696
Accumulated amortisation:
At 1 January 2020	204	2,770	481	50	2,046	5,551	1,662
Charge for the year (note 9)	—	—	70	—	583	653	515
Disposals	—	—	—	—	(55)	(55)	(6)
At 31 December 2020	204	2,770	551	50	2,574	6,149	2,171
Charge for the year (note 9)	—	—	70	—	884	954	750
Disposals and write-offs	—	—	—	—	(460)	(460)	(321)
At 31 December 2021	204	2,770	621	50	2,998	6,643	2,600
Balance sheet amount at 31 December 2021	380	—	381	—	3,383	4,144	3,096
Balance sheet amount at 31 December 2020	380	—	451	—	3,281	4,112	2,960
Brands arising from the acquisition of Bank of Scotland in 2009 are recognised on the Group's balance sheet and have been determined to have an indefinite useful life. The carrying value at 31 December 2021 was £380 million (2020: £380 million). The Bank of Scotland name has been in existence for over 300 years and there are no indications that the brand should not have an indefinite useful life. The recoverable amount has been based on a value-in-use calculation. The calculation uses post-tax projections for a six-year period of the income generated by the Bank of Scotland cost generating unit, a discount rate of 10.25 per cent and a future growth rate of 3.5 per cent. Management believes that any reasonably possible change in the key assumptions would not cause the recoverable amount of the Bank of Scotland brand to fall below its balance sheet carrying value.

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 20: INVESTMENT IN SUBSIDIARY UNDERTAKINGS OF THE BANK

	2021	2020
	£m	£m
At 1 January	33,353	34,084
Additions and capital injections	11	1,055
Capital contributions	36	33
Capital repayments	(2,576)	(1,801)
Disposals	(236)	(18)
At 31 December	30,588	33,353
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
NOTE 21: OTHER ASSETS

	The Group		The Bank
	2021	2020	2021	2020
	£m	£m	£m	£m
Property, plant and equipment:
Investment properties	4	4	—	—
Premises	803	866	509	541
Equipment	1,627	2,055	1,372	1,779
Operating lease assets (see below)	4,196	3,958	—	—
Right-of-use assets (note 22)	1,268	1,434	690	778
	7,898	8,317	2,571	3,098
Settlement balances	52	202	51	100
Prepayments	905	1,030	488	443
Other assets	744	660	363	211
Total other assets	9,599	10,209	3,473	3,852
Operating lease assets
At 31 December the future minimum rentals receivable by the Group under non-cancellable operating leases were as follows:

	2021	2020
	£m	£m
Within 1 year	848	864
1 to 2 years	561	548
2 to 3 years	288	274
3 to 4 years	86	78
4 to 5 years	8	7
Over 5 years	—	—
Total future minimum rentals receivable	1,791	1,771
Operating lease assets at 31 December 2021 of £4,196 million included £728 million relating to electric vehicles, an increase of 128 per cent on 2020, £2,531 million relating to internal combustion engine vehicles, a decrease of 15 per cent on 2020, £928 million relating to hybrid vehicles, an increase of 41 per cent on 2020 and £9 million of other assets.

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 22: LESSEE DISCLOSURES
The table below sets out the movement in right-of-use assets, which are primarily in respect of premises, and are recognised within other assets (note 21).

	The Group		The Bank
	2021	2020	2021	2020
	£m	£m	£m	£m
At 1 January	1,434	1,609	778	868
Exchange and other adjustments	(9)	—	(9)	—
Additions	71	122	54	104
Disposals	(12)	(82)	(4)	(73)
Depreciation charge for the year	(216)	(215)	(129)	(121)
At 31 December	1,268	1,434	690	778
Lease liabilities are recognised within other liabilities (note 26). The maturity analysis of lease liabilities on an undiscounted basis is set out in the liquidity risk section of note 44.
The total cash outflow for leases in the year ended 31 December 2021 was £243 million. The amount recognised within interest expense in respect of lease liabilities is disclosed in note 5.
NOTE 23: FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	The Group		The Bank
	2021	2020	2021	2020
	£m	£m	£m	£m
Liabilities designated at fair value through profit or loss: debt securities in issue	6,537	6,828	9,821	7,905
Trading liabilities:
Other deposits	—	2	—	2
Short positions in securities	—	1	—	—
	—	3	—	2
Total financial liabilities at fair value through profit or loss	6,537	6,831	9,821	7,907
At 31 December 2021, the Group had £6,258 million (2020: £6,682 million) and the Bank had £9,543 million (2020: £7,758 million) of trading and other liabilities at fair value through profit or loss with a contractual residual maturity of greater than one year.
Liabilities designated at fair value through profit or loss primarily represent debt securities in issue which either contain substantive embedded derivatives which would otherwise need to be recognised and measured at fair value separately from the related debt securities, or which are accounted for at fair value to significantly reduce an accounting mismatch.
For the Group, the amount contractually payable on maturity of the debt securities held at fair value through profit or loss at 31 December 2021 was £10,558 million, which was £4,021 million higher than the balance sheet carrying value (2020: £11,503 million, which was £4,675 million higher than the balance sheet carrying value). At 31 December 2021 there was a cumulative £195 million increase in the fair value of these liabilities attributable to changes in credit spread risk; this is determined by reference to the quoted credit spreads of the Bank. Of the cumulative amount, an increase of £86 million arose in 2021 and an increase of £75 million arose in 2020.
In addition, the Bank has £3,317 million (2020: £1,122 million) of debt securities in issue which are accounted for at fair value to significantly reduce an accounting mismatch. The changes in the credit risk of these liabilities are linked to the changes in credit risk on corresponding assets that the Bank holds at fair value through profit or loss, representing debt securities issued by subsidiaries. Given the economic relationship between these assets and liabilities, the Bank presents changes in the credit risk of these liabilities in profit or loss in order to avoid creating or enlarging an accounting mismatch.
For the fair value of collateral pledged in respect of repurchase agreements see note 44.
NOTE 24: DEBT SECURITIES IN ISSUE

	The Group		The Bank
	2021	2020	2021	2020
	£m	£m	£m	£m
Medium-term notes issued	23,820	21,501	19,916	19,546
Covered bonds (note 25)	17,407	23,977	15,809	20,895
Certificates of deposit issued	290	3,597	290	3,597
Securitisation notes (note 25)	3,672	4,436	176	—
Commercial paper	3,535	5,782	2,248	4,071
Total debt securities in issue	48,724	59,293	38,439	48,109
At 31 December 2021 £33,369 million (2020: £40,765 million) of debt securities in issue of the Group and £26,967 million (2020: £33,582 million) of the Bank had a contractual residual maturity of greater than one year.

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 25: SECURITISATIONS AND COVERED BONDS
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
The Group’s principal securitisation and covered bond programmes, together with the balances of the advances subject to these arrangements and the carrying value of the notes in issue at 31 December, are listed below. The notes in issue are reported in note 24.

	2021		2020
	Loans and advances securitised	Notes in issue	Loans and advances securitised	Notes in issue
	£m	£m	£m	£m
Securitisation programmes
UK residential mortgages	18,300	16,214	23,984	21,640
Commercial loans	388	1,839	2,884	4,004
Credit card receivables	11,615	8,474	5,890	4,340
Motor vehicle finance	235	251	1,826	1,915
Dutch residential mortgages	427	448	—	—
	30,965	27,226	34,584	31,899
Less held by the Group		(23,521)		(27,418)
Total securitisation programmes (notes 23 and 24)[1]		3,705		4,481
Covered bond programmes
Residential mortgage-backed	35,896	16,907	33,980	23,477
Social housing loan-backed	833	500	980	600
	36,729	17,407	34,960	24,077
Less held by the Group		—		(100)
Total covered bond programmes (note 24)		17,407		23,977
Total securitisation and covered bond programmes		21,112		28,458
1Includes £33 million (2020: £45 million) of securitisation notes held at fair value through profit or loss.
Cash deposits of £3,455 million (2020: £3,930 million) which support the debt securities issued by the structured entities, the term advances related to covered bonds and other legal obligations, are held by the Group. Additionally, the Group has certain contractual arrangements to provide liquidity facilities to some of these structured entities. At 31 December 2021 these obligations had not been triggered; the maximum exposure under these facilities was £52 million (2020: £52 million).
The Group has a number of covered bond programmes, for which limited liability partnerships have been established to ring-fence asset pools and guarantee the covered bonds issued by the Group. At the reporting date the Group had over-collateralised these programmes as set out in the table above to meet the terms of the programmes, to secure the rating of the covered bonds and to provide operational flexibility. From time to time, the obligations of the Group to provide collateral may increase due to the formal requirements of the programmes. The Group may also voluntarily contribute collateral to support the ratings of the covered bonds.
The Group recognises the full liabilities associated with its securitisation and covered bond programmes within debt securities in issue, although the obligations of the Group in respect of its securitisation issuances are limited to the cash flows generated from the underlying assets. The Group could be required to provide additional support to a number of the securitisation programmes to support the credit ratings of the debt securities issued, in the form of increased cash reserves and the holding of subordinated notes. Further, certain programmes contain contractual obligations that require the Group to repurchase assets should they become credit-impaired or as otherwise required by the transaction documents.
The Group has not provided financial or other support by voluntarily offering to repurchase assets from any of its public securitisation programmes during 2021 (2020: none).
NOTE 26: OTHER LIABILITIES

	The Group		The Bank
	2021	2020	2021	2020
	£m	£m	£m	£m
Settlement balances	110	36	51	11
Lease liabilities	1,411	1,592	777	885
Other creditors and accruals	3,870	3,553	2,300	1,677
Total other liabilities	5,391	5,181	3,128	2,573
The maturity analysis of the lease liabilities on an undiscounted basis is set out in the liquidity risk section of note 44.

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 27: RETIREMENT BENEFIT OBLIGATIONS

	The Group
	2021	2020	2019
	£m	£m	£m
Charge to the income statement
Defined benefit pension schemes	234	244	241
Other post-retirement benefit schemes	2	3	4
Total defined benefit schemes	236	247	245
Defined contribution pension schemes	287	305	273
Total charge to the income statement (note 9)	523	552	518

	The Group		The Bank
	2021	2020	2021	2020
	£m	£m	£m	£m
Amounts recognised in the balance sheet
Retirement benefit assets	4,531	1,714	2,420	765
Retirement benefit obligations	(230)	(245)	(101)	(106)
Total amounts recognised in the balance sheet	4,301	1,469	2,319	659
The total amounts recognised in the balance sheet relate to:

	The Group		The Bank
	2021	2020	2021	2020
	£m	£m	£m	£m
Defined benefit pension schemes	4,404	1,578	2,384	727
Other post-retirement benefit schemes	(103)	(109)	(65)	(68)
Total amounts recognised in the balance sheet	4,301	1,469	2,319	659
Pension schemes
Defined benefit schemes
(i)Characteristics of and risks associated with the Group’s schemes
The Group has established a number of defined benefit pension schemes in the UK and overseas. All significant schemes are based in the UK, with the three most significant being the main sections of the Lloyds Bank Pension Scheme No. 1, the Lloyds Bank Pension Scheme No. 2 and the HBOS Final Salary Pension Scheme. At 31 December 2021, these schemes represented 94 per cent of the Group’s total gross defined benefit pension assets (2020: 94 per cent). These schemes provide retirement benefits calculated as a proportion of final pensionable salary depending upon the length of pensionable service; the minimum retirement age under the rules of the schemes at 31 December 2021 is generally 55, although certain categories of member are deemed to have a protected right to retire at 50.
The Group operates both funded and unfunded pension arrangements; the majority, including the three most significant schemes, are funded schemes in the UK. All of these UK funded schemes are operated as separate legal entities under trust law, are in compliance with the Pensions Act 2004 and are managed by a Trustee Board (the Trustee) whose role is to ensure that their scheme is administered in accordance with the scheme rules and relevant legislation, and to safeguard the assets in the best interests of all members and beneficiaries. The Trustee is solely responsible for setting investment policy and for agreeing funding requirements with the employer through the funding valuation process. The Board of Trustees must be composed of representatives of the scheme membership along with a combination of independent and employer appointed trustees to comply with legislation and scheme rules.
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
The most recent triennial funding valuations of the Group's three main defined benefit pension schemes showed an aggregate ongoing funding deficit of £7.3 billion as at 31 December 2019 (a funding level of 85.7 per cent) compared to a £7.3 billion deficit at 31 December 2016 (a funding level of 85.9 per cent). The revised deficit now includes an allowance for the impact of RPI reform announced by the Chancellor of the Exchequer in November 2020, and which is subject to judicial review in 2022. The latest annual update as at 31 December 2020 showed the funding deficit had improved to £6.0 billion. Under the agreed recovery plan, £0.8 billion plus a further 30 per cent of Lloyds Banking Group plc's in-year capital distributions to ordinary shareholders, up to a limit on total deficit contributions of £2.0 billion per annum, is payable from 2021 until the 2019 deficit has been removed. The deficit contributions are in addition to the regular contributions to meet benefits accruing over the year, and to cover the expenses of running the schemes. £1.1 billion of deficit contributions were paid to these schemes in 2021. The Group expects to pay contributions of at least £1.1 billion to its defined benefit schemes in 2022.
During 2009, the Group made one-off contributions to the Lloyds Bank Pension Scheme No. 1 and Lloyds Bank Pension Scheme No. 2 in the form of interests in limited liability partnerships for each of the two schemes which hold assets to provide security for the Group’s obligations to the two schemes. At 31 December 2021, the limited liability partnerships held assets of £7.4 billion. The limited liability partnerships are consolidated fully in the Group’s balance sheet.
The Group has also established three private limited companies which hold assets to provide security for the Group’s obligations to the HBOS Final Salary Pension Scheme, a section of the Lloyds Bank Pension Scheme No. 1 and the Lloyds Bank Offshore Pension Scheme. At 31 December 2021 these held assets of £5.8 billion in aggregate. The private limited companies are consolidated fully in the Group’s balance sheet.

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 27: RETIREMENT BENEFIT OBLIGATIONS (continued)

The terms of these arrangements require the Group to maintain assets in these vehicles to agreed minimum values in order to secure obligations owed to the relevant Group pension schemes. The Group has satisfied this requirement during 2021.
The last funding valuations of other Group schemes were carried out on a number of different dates. In order to report the position under IAS 19 as at 31 December 2021, the most recent valuation results for all schemes have been updated by qualified independent actuaries. The funding valuations use a more prudent approach to setting the discount rate and more conservative longevity assumptions than the IAS 19 valuations.
In a judgment in 2018, the High Court confirmed the requirement to equalise the Guaranteed Minimum Pension (GMP) benefits of men and women accruing between 1990 and 1997 from contracting out of the State Earnings Related Pension Scheme. The Group recognised a past service cost of £108 million in respect of equalisation in 2018 and, following agreement of the detailed implementation approach with the Trustee, a further £33 million was recognised in 2019. A further hearing was held during 2020 which confirmed the extent of the Trustee's obligation to revisit past transfers out of the schemes. The amount of any additional liability as a result of this judgment is still being reviewed but is not considered likely to be material.
(ii)Amounts in the financial statements

	The Group		The Bank
	2021	2020	2021	2020
	£m	£m	£m	£m
Amount included in the balance sheet
Present value of funded obligations	(47,130)	(49,549)	(29,222)	(30,597)
Fair value of scheme assets	51,534	51,127	31,606	31,324
Net amount recognised in the balance sheet	4,404	1,578	2,384	727

	The Group		The Bank
	2021	2020	2021	2020
	£m	£m	£m	£m
Net amount recognised in the balance sheet
At 1 January	1,578	550	727	347
Net defined benefit pension charge	(234)	(244)	(113)	(119)
Actuarial gains (losses) on defined benefit obligation	1,267	(5,443)	553	(3,365)
Return on plan assets	449	5,565	397	3,217
Employer contributions	1,344	1,149	821	647
Exchange and other adjustments	—	1	(1)	—
At 31 December	4,404	1,578	2,384	727

	The Group		The Bank
	2021	2020	2021	2020
	£m	£m	£m	£m
Movements in the defined benefit obligation
At 1 January	(49,549)	(45,241)	(30,597)	(28,072)
Current service cost	(213)	(206)	(100)	(97)
Interest expense	(704)	(914)	(435)	(568)
Remeasurements:
Actuarial (losses) gains – experience	(426)	493	(431)	441
Actuarial losses – demographic assumptions	(146)	(218)	(82)	(282)
Actuarial gains (losses) – financial assumptions	1,839	(5,718)	1,066	(3,524)
Benefits paid	2,034	2,254	1,361	1,504
Past service cost	(11)	(5)	(4)	(2)
Settlements	22	20	1	—
Exchange and other adjustments	24	(14)	(1)	3
At 31 December	(47,130)	(49,549)	(29,222)	(30,597)

	The Group		The Bank
	2021	2020	2021	2020
	£m	£m	£m	£m
Analysis of the defined benefit obligation
Active members	(5,837)	(6,550)	(3,085)	(3,415)
Deferred members	(16,167)	(17,647)	(9,527)	(10,493)
Pensioners	(23,171)	(23,409)	(15,238)	(15,311)
Dependants	(1,955)	(1,943)	(1,372)	(1,378)
At 31 December	(47,130)	(49,549)	(29,222)	(30,597)

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 27: RETIREMENT BENEFIT OBLIGATIONS (continued)

	The Group		The Bank
	2021	2020	2021	2020
	£m	£m	£m	£m
Changes in the fair value of scheme assets
At 1 January	51,127	45,791	31,324	28,419
Return on plan assets excluding amounts included in interest income	449	5,565	397	3,217
Interest income	733	937	450	581
Employer contributions	1,344	1,149	821	647
Benefits paid	(2,034)	(2,254)	(1,361)	(1,504)
Settlements	(23)	(22)	(1)	—
Administrative costs paid	(38)	(54)	(24)	(33)
Exchange and other adjustments	(24)	15	—	(3)
At 31 December	51,534	51,127	31,606	31,324
The expense recognised in the income statement for the year ended 31 December comprises:

	The Group
	2021	2020	2019
	£m	£m	£m
Current service cost	213	206	201
Net interest amount	(29)	(23)	(48)
Settlements	1	2	1
Past service cost – plan amendments	11	5	44
Plan administration costs incurred during the year	38	54	43
Total defined benefit pension expense	234	244	241
(iii)Composition of scheme assets

	2021			2020
	Quoted	Unquoted	Total	Quoted	Unquoted	Total
The Group	£m	£m	£m	£m	£m	£m
Equity instruments	617	36	653	616	45	661
Debt instruments[1]:
Fixed interest government bonds	10,512	—	10,512	11,328	—	11,328
Index-linked government bonds	23,969	—	23,969	21,058	—	21,058
Corporate and other debt securities	13,399	—	13,399	12,736	—	12,736
	47,880	—	47,880	45,122	—	45,122
Property	—	139	139	—	136	136
Pooled investment vehicles	1,192	13,346	14,538	650	13,022	13,672
Money market instruments, cash, derivatives and other assets and liabilities	319	(11,995)	(11,676)	812	(9,276)	(8,464)
At 31 December	50,008	1,526	51,534	47,200	3,927	51,127
1Of the total debt instruments, £42,568 million (2020: £39,439 million) were investment grade (credit ratings equal to or better than ‘BBB’).

	2021			2020
	Quoted	Unquoted	Total	Quoted	Unquoted	Total
The Bank	£m	£m	£m	£m	£m	£m
Equity instruments	424	24	448	423	34	457
Debt instruments[1]:
Fixed interest government bonds	4,346	—	4,346	4,591	—	4,591
Index-linked government bonds	14,407	—	14,407	12,638	—	12,638
Corporate and other debt securities	8,105	—	8,105	7,878	—	7,878
	26,858	—	26,858	25,107	—	25,107
Pooled investment vehicles	800	8,942	9,742	124	8,569	8,693
Money market instruments, cash, derivatives and other assets and liabilities	(154)	(5,288)	(5,442)	365	(3,298)	(2,933)
At 31 December	27,928	3,678	31,606	26,019	5,305	31,324
1Of the total debt instruments, £23,627 million (2020: £21,938 million) were investment grade (credit ratings equal to or better than ‘BBB’).
The assets of all the funded plans are held independently of the Group’s assets in separate trustee-administered funds.

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 27: RETIREMENT BENEFIT OBLIGATIONS (continued)

The pension schemes’ pooled investment vehicles comprise:

	The Group		The Bank
	2021	2020	2021	2020
	£m	£m	£m	£m
Equity funds	3,696	3,169	2,616	2,044
Hedge and mutual funds	1,407	2,181	934	1,427
Alternative credit funds	3,884	4,072	2,476	2,620
Property funds	1,541	1,551	1,151	1,100
Infrastructure funds	1,389	1,405	645	620
Liquidity funds	2,031	847	1,488	598
Bond and debt funds	561	396	432	284
Other	29	51	—	—
At 31 December	14,538	13,672	9,742	8,693
The Trustee’s approach to investment is focused on acting in the members’ best financial interests, with the integration of ESG (Environmental, Social and Governance) considerations into investment management processes and practices. This policy is reviewed annually (or more frequently as required) and has been shared with the schemes’ investment managers for implementation.
(iv)Assumptions
The principal actuarial and financial assumptions used in valuations of the defined benefit pension schemes were as follows:

	2021	2020
	%	%
Discount rate	1.94	1.44
Rate of inflation:
Retail Price Index (RPI)	3.21	2.80
Consumer Price Index (CPI)	2.92	2.41
Rate of salary increases	0.00	0.00
Weighted-average rate of increase for pensions in payment	2.88	2.61
On 25 November 2020 the Chancellor of the Exchequer announced the outcome of a consultation into a reform of the calculation of RPI. It is now expected that from 2030 RPI will be aligned with CPIH (the Consumer Price Index including owner-occupiers' housing costs). To determine the RPI assumption a term-dependent inflation curve has been used adjusting for an assumed inflation risk premium. In the period to 2030 a gap of 100 basis points has been assumed between RPI and CPI; thereafter no gap has been assumed. The RPI reform is subject to judicial review in 2022, and its outcome may impact these assumptions in the future.

	2021	2020
	Years	Years
Life expectancy for member aged 60, on the valuation date:
Men	27.1	27.0
Women	29.1	29.0
Life expectancy for member aged 60, 15 years after the valuation date:
Men	28.1	28.1
Women	30.3	30.2
The mortality assumptions used in the UK scheme valuations are based on standard tables published by the Institute and Faculty of Actuaries which were adjusted in line with the actual experience of the relevant schemes. The table shows that a member retiring at age 60 at 31 December 2021 is assumed to live for, on average, 27.1 years for a male and 29.1 years for a female. In practice there will be much variation between individual members but these assumptions are expected to be appropriate across all members. It is assumed that younger members will live longer in retirement than those retiring now. This reflects the expectation that mortality rates will continue to fall over time as medical science and standards of living improve. To illustrate the degree of improvement assumed, the table also shows the life expectancy for members aged 45 now, when they retire in 15 years’ time at age 60. The Group has considered the impact of COVID-19 and evidence to date indicates that this did not have a material impact on the defined benefit obligation. The Group uses the CMI mortality projections model and in line with actuarial industry recommendations has placed no weight on 2020 mortality experience.

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 27: RETIREMENT BENEFIT OBLIGATIONS (continued)

(v)Amount, timing and uncertainty of future cash flows
Risk exposure of the defined benefit schemes
While the Group is not exposed to any unusual, entity-specific or scheme-specific risks in its defined benefit pension schemes, it is exposed to a number of significant risks, detailed below:
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
Longevity risk: The majority of the schemes' obligations are to provide benefits for the life of the members so increases in life expectancy will result in an increase in the plans’ liabilities.
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

	Effect of reasonably possible alternative assumptions
	The Group				The Bank
	Increase (decrease) in the income statement charge		(Increase) decrease in the net defined benefit pension scheme surplus		Increase (decrease) in the income statement charge		(Increase) decrease in the net defined benefit pension scheme surplus
	2021	2020	2021	2020	2021	2020	2021	2020
	£m	£m	£m	£m	£m	£m	£m	£m
Inflation (including pension increases)[1]:
Increase of 0.1 per cent	12	11	481	531	7	6	309	337
Decrease of 0.1 per cent	(12)	(11)	(475)	(522)	(7)	(6)	(306)	(332)
Discount rate[2]:
Increase of 0.1 per cent	(24)	(20)	(774)	(866)	(14)	(12)	(480)	(534)
Decrease of 0.1 per cent	23	19	795	890	13	11	492	548
Expected life expectancy of members:
Increase of one year	44	39	1,934	2,146	27	23	1,253	1,370
Decrease of one year	(42)	(37)	(1,852)	(2,052)	(26)	(23)	(1,200)	(1,310)
1At 31 December 2021, the assumed rate of RPI inflation is 3.21 per cent and CPI inflation 2.92 per cent (2020: RPI 2.80 per cent and CPI 2.41 per cent).
2At 31 December 2021, the assumed discount rate is 1.94 per cent (2020: 1.44 per cent).
Sensitivity analysis method and assumptions
The sensitivity analysis above reflects the impact on the liabilities of the Group’s three most significant schemes which account for over 90 per cent of the Group’s defined benefit obligations. While differences in the underlying liability profiles for the remainder of the Group’s pension arrangements mean they may exhibit slightly different sensitivities to variations in these assumptions, the sensitivities provided above are indicative of the impact across the Group as a whole.
The inflation assumption sensitivity applies to the assumed rate of increase in both the Consumer Price Index (CPI) and the Retail Price Index (RPI), and includes the impact on the rate of increases to pensions, both before and after retirement. These pension increases are linked to inflation (either CPI or RPI) subject to certain minimum and maximum limits.
The sensitivity analysis (including the inflation sensitivity) does not include the impact of any change in the rate of salary increases as pensionable salaries have been frozen since 2 April 2014.
The life expectancy assumption has been applied by allowing for an increase/decrease in life expectation from age 60 of one year, based upon the approximate weighted average age for each scheme. While this is an approximate approach and will not give the same result as a one year increase in life expectancy at every age, it provides an appropriate indication of the potential impact on the schemes from changes in life expectancy.
There was no change in the methods and assumptions used in preparing the sensitivity analysis from the prior year.

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 27: RETIREMENT BENEFIT OBLIGATIONS (continued)

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
A significant goal of the asset-liability matching strategies adopted by Group schemes is to reduce volatility caused by changes in market expectations of interest rates and inflation. In the main schemes, this is achieved by investing scheme assets in bonds, primarily fixed interest gilts and index linked gilts, and by entering into interest rate and inflation swap arrangements. These investments are structured to take into account the profile of scheme liabilities and actively managed to reflect both changing market conditions and changes to the liability profile. At 31 December 2021 the asset-liability matching strategy mitigated around 117 per cent of the liability sensitivity to interest rate movements and around 126 per cent of the liability sensitivity to inflation movements. In addition, a small amount of interest rate sensitivity arises through holdings of corporate and other debt securities. The higher level of hedging provides greater protection to the funding position of the schemes.
On 28 January 2020, the main schemes entered into a £10 billion longevity insurance arrangement to hedge part of the schemes’ exposure to unexpected increases in life expectancy. This arrangement forms part of the schemes’ investment portfolio and will provide income to the schemes in the event that pensions are paid out for longer than expected. The transaction was structured as a pass-through with Scottish Widows as the insurer, and onwards reinsurance to Pacific Life Re Limited. The valuation of the swap was £nil at inception and while there has been a slightly higher than expected number of deaths in the population covered by the arrangement, this has not had a material impact on the value of the swap. At 31 December 2021 the value of these swaps was £0.6 million, and is reflected in the value of scheme assets.
On 28 January 2022, the Lloyds Bank Pension Scheme No 1 entered into an additional £5.5 billion longevity insurance arrangement. The transaction is structured as a pass-through with Scottish Widows as the insurer, and onwards reinsurance to SCOR SE – UK Branch. The valuation of the swap was £nil at inception. In total the schemes have now hedged around 25 per cent of their longevity risk exposure.
Maturity profile of defined benefit obligation
The following table provides information on the weighted average duration of the defined benefit pension obligation and the distribution and timing of benefit payments:

	The Group		The Bank
	2021	2020	2021	2020
	Years	Years	Years	Years
Duration of the defined benefit obligation	17	19	16	17
Maturity analysis of benefits expected to be paid:

	The Group		The Bank
	2021	2020	2021	2020
	£m	£m	£m	£m
Within 12 months	1,352	1,293	940	914
Between 1 and 2 years	1,450	1,350	1,013	940
Between 2 and 5 years	4,651	4,347	3,188	2,989
Between 5 and 10 years	8,993	8,301	6,029	5,547
Between 10 and 15 years	9,668	9,093	6,170	5,796
Between 15 and 25 years	18,671	17,485	11,499	10,590
Between 25 and 35 years	13,846	13,479	7,925	7,709
Between 35 and 45 years	6,987	7,162	3,485	3,645
In more than 45 years	2,116	2,287	774	874
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
During the year ended 31 December 2021 the charge to the income statement in respect of defined contribution schemes was £287 million (2020: £305 million; 2019: £273 million), representing the contributions payable by the employer in accordance with each scheme’s rules.

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 27: RETIREMENT BENEFIT OBLIGATIONS (continued)

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
For the principal post-retirement healthcare scheme, the latest actuarial valuation of the liability was carried out at 31 December 2021 by qualified independent actuaries. The principal assumptions used were as set out above, except that the rate of increase in healthcare premiums has been assumed at 6.82 per cent (2020: 6.40 per cent).
Movements in the other post-retirement benefits obligation:

	The Group		The Bank
	2021	2020	2021	2020
	£m	£m	£m	£m
At 1 January	(109)	(126)	(68)	(85)
Actuarial gains	4	16	1	15
Insurance premiums paid	3	4	2	3
Charge for the year	(2)	(3)	(1)	(2)
Exchange and other adjustments	1	—	1	1
At 31 December	(103)	(109)	(65)	(68)
NOTE 28: DEFERRED TAX
The Group’s and the Bank’s deferred tax assets and liabilities are as follows:

	The Group		The Bank
	2021	2020	2021	2020
	£m	£m	£m	£m
Statutory position
Deferred tax assets	4,048	3,468	2,434	2,109
Deferred tax liabilities	—	—	—	—
Net deferred tax asset at 31 December	4,048	3,468	2,434	2,109

Tax disclosure
Deferred tax assets	6,377	5,327	3,861	3,042
Deferred tax liabilities	(2,329)	(1,859)	(1,427)	(933)
Net deferred tax asset at 31 December	4,048	3,468	2,434	2,109
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
Finance Act 2021, which was substantively enacted on 24 May 2021, increases the rate of corporation tax from 19 per cent to 25 per cent with effect from 1 April 2023. The impact of this rate change is an increase in the Group’s net deferred tax asset as at 31 December 2021 of £942 million, comprising a £1,168 million credit included in the income statement and a £226 million charge included in equity. The tax credit in 2020 included an uplift in deferred tax assets following the announcement by the UK Government that it would maintain the corporation tax rate at 19 per cent.
On 27 October 2021, the UK Government announced its intention to decrease the rate of banking surcharge from 8 per cent to 3 per cent with effect from 1 April 2023. This change was substantively enacted on 2 February 2022 and its impact on deferred tax is therefore not included in these financial statements. Had this change in banking surcharge rate been substantively enacted at 31 December 2021, the impact would have been to recognise a £3 million deferred tax charge in the income statement and an £83 million credit within other comprehensive income, increasing the Group's net deferred tax asset by £80 million.

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 28: DEFERRED TAX (continued)
Movements in deferred tax assets and liabilities (before taking into consideration the offsetting of balances within the same taxing jurisdiction) can be summarised as follows:

The Group Deferred tax assets	Tax losses	Property, plant and equipment	Provisions	Share-based payments	Pension liabilities	Derivatives	Asset revaluations[1]	Other temporary differences	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2020	3,600	670	225	32	53	19	—	132	4,731
Credit (charge) to the income statement	454	8	4	(5)	6	(12)	28	94	577
Credit (charge) to other comprehensive income	—	—	22	—	(3)	—	—	—	19
At 31 December 2020	4,054	678	251	27	56	7	28	226	5,327
Credit (charge) to the income statement	964	82	13	(10)	15	30	(28)	(50)	1,016
Credit (charge) to other comprehensive income	—	—	36	—	(2)	—	—	—	34
At 31 December 2021	5,018	760	300	17	69	37	—	176	6,377

The Group Deferred tax liabilities		Capitalised software enhancements		Acquisition fair value	Pension assets	Derivatives	Asset revaluations[1]	Other temporary differences	Total
			£m	£m	£m	£m	£m	£m	£m
At 1 January 2020			(21)	(483)	(150)	(562)	(38)	(111)	(1,365)
(Charge) credit to the income statement			(207)	147	(77)	(106)	(22)	(94)	(359)
(Charge) credit to other comprehensive income			—	—	(165)	(31)	60	—	(136)
Exchange and other adjustments			—	—	—	—	—	1	1
At 31 December 2020			(228)	(336)	(392)	(699)	—	(204)	(1,859)
(Charge) credit to the income statement			(47)	(16)	(93)	(65)	2	(115)	(334)
(Charge) credit to other comprehensive income			—	—	(846)	764	(54)	—	(136)
At 31 December 2021			(275)	(352)	(1,331)	—	(52)	(319)	(2,329)
1Financial assets at fair value through other comprehensive income.

The Bank Deferred tax assets	Tax losses	Property, plant and equipment	Provisions	Share-based payments	Pension liabilities	Other temporary differences	Total
	£m	£m	£m	£m	£m	£m	£m
At 1 January 2020	2,198	343	128	19	33	13	2,734
Credit (charge) to the income statement	309	(38)	10	(1)	1	9	290
Credit (charge) to other comprehensive income	—	—	22	—	(4)	—	18
At 31 December 2020	2,507	305	160	18	30	22	3,042
Credit (charge) to the income statement	683	101	14	(8)	6	(13)	783
Credit to other comprehensive income	—	—	36	—	—	—	36
At 31 December 2021	3,190	406	210	10	36	9	3,861

The Bank Deferred tax liabilities	Capitalised software enhancements		Pension assets	Derivatives	Asset revaluations[1]	Other temporary differences	Total
		£m	£m	£m	£m	£m	£m
At 1 January 2020		(19)	(97)	(536)	(36)	(17)	(705)
(Charge) credit to the income statement		(193)	(5)	1	(9)	12	(194)
(Charge) credit to other comprehensive income		—	(105)	30	40	—	(35)
Exchange and other adjustments		—	—	—	—	1	1
At 31 December 2020		(212)	(207)	(505)	(5)	(4)	(933)
Charge to the income statement		(44)	(8)	(1)	(1)		(54)
(Charge) credit to other comprehensive income		—	(584)	190	(46)	—	(440)
At 31 December 2021		(256)	(799)	(316)	(52)	(4)	(1,427)
1Financial assets at fair value through other comprehensive income.

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 28: DEFERRED TAX (continued)
At 31 December 2021 the Group carried net deferred tax assets on its balance sheet of £4,048 million (2020: £3,468 million) and the Bank carried deferred tax assets of £2,434 million (2020: £2,109 million) principally relating to tax losses carried forward.
Estimation of income taxes includes the assessment of recoverability of deferred tax assets. Deferred tax assets are only recognised to the extent that they are considered more likely than not to be recoverable based on existing tax laws and forecasts of future taxable profits against which the underlying tax deductions can be utilised. The Group has recognised a deferred tax asset of £5,018 million (2020: £4,054 million), and the Bank £3,190 million (2020: £2,507 million) in respect of trading losses carried forward. Substantially all of these losses have arisen in Bank of Scotland plc and Lloyds Bank plc, and they will be utilised as taxable profits arise in those legal entities in future periods.
The Group’s expectations of future UK taxable profits require management judgement, and take into account the Group’s long-term financial and strategic plans and anticipated future tax-adjusting items. In making this assessment, account is taken of business plans, the Board-approved operating plan and the expected future economic outlook as set out in the strategic report, as well as the risks associated with future regulatory, climate-related and other change, in order to produce a base case forecast of future UK taxable profits. Under current law there is no expiry date for UK trading losses not yet utilised, and given the forecast of future profitability and the Group’s commitment to the UK market, in management's judgement it is more likely than not that the value of the losses will be recovered by the Group while still operating as a going concern. Banking tax losses that arose before 1 April 2015 can only be used against 25 per cent of taxable profits arising after 1 April 2016, and they cannot be used to reduce the surcharge on banking profits. These restrictions in utilisation mean that the value of the deferred tax asset in respect of tax losses is only expected to be fully recovered by 2047 (2020: 2049) in the base case forecast. The rate of recovery of the Group’s tax loss asset is not a straight line, being affected by the relative profitability of the legal entities in future periods, and the relative size of their tax losses carried forward. It is expected in the base case that 60 per cent of the value will be recovered by 2034, when Bank of Scotland plc will have utilised all of its available tax losses. It is possible that future tax law changes could materially affect the timing of recovery and the value of these losses ultimately realised by the Group. The value of the deferred tax asset in respect of tax losses increased by £1,156 million in 2021 as a result of the change in UK tax rates.
Deferred tax not recognised
Deferred tax assets of £151 million (2020: £104 million) for the Group and £116 million (2020: £90 million) for the Bank have not been recognised in respect of £593 million for the Group and £453 million for the Bank of UK tax losses and other temporary differences which can only be used to offset future capital gains. UK capital losses can be carried forward indefinitely.
No deferred tax asset was recognised in 2020 in respect of unrelieved foreign tax credits of £46 million for the Group and £7 million for the Bank, as there were no expected profits against which the credits could be utilised. The formal closure of the branches in respect of which these credits arose means that the credits have now been extinguished.
No deferred tax has been recognised in respect of foreign trade losses where it is not more likely than not that we will be able to utilise them in future periods. Of the asset not recognised, £34 million for the Group and nil for the Bank (2020: £34 million for the Group and £nil for the Bank) relates to losses that will expire if not used within 20 years, and £5 million for the Group and £3 million for the Bank (2020: £43 million for the Group and £4 million for the Bank) relates to losses with no expiry date.
As a result of parent company exemptions on dividends from subsidiaries and on capital gains on disposal there are no significant taxable temporary differences associated with investments in subsidiaries, branches, associates and joint arrangements.

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 29: OTHER PROVISIONS

	The Group				The Bank
	Provisions for financial commitments and guarantees	Regulatory and legal provisions	Other	Total	Provisions for financial commitments and guarantees	Regulatory and legal provisions	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2021	426	520	776	1,722	245	140	583	968
Exchange and other adjustments	(1)	37	(9)	27	3	—	(1)	2
Provisions applied	—	(680)	(260)	(940)	—	(190)	(213)	(403)
(Release) charge for the year	(231)	1,177	178	1,124	(134)	196	142	204
At 31 December 2021	194	1,054	685	1,933	114	146	511	771
Provisions for financial commitments and guarantees
Provisions are recognised for expected credit losses on undrawn loan commitments and financial guarantees. See also note 15.
Regulatory and legal provisions
In the course of its business, the Group is engaged in discussions with the PRA, FCA and other UK and overseas regulators and other governmental authorities on a range of matters. The Group also receives complaints in connection with its past conduct and claims brought by or on behalf of current and former employees, customers, investors and other third parties and is subject to legal proceedings and other legal actions. Where significant, provisions are held against the costs expected to be incurred in relation to these matters and matters arising from related internal reviews. During the year ended 31 December 2021 the Group charged a further £1,177 million in respect of legal actions and other regulatory matters, including a charge in respect of HBOS Reading and charges for other legacy programmes.
The unutilised balance at 31 December 2021 was £1,054 million (31 December 2020: £520 million). The most significant items are as follows.
HBOS Reading – review
The Group completed its compensation assessment for those within the Customer Review in 2019 with more than £109 million of compensation paid, in addition to £15 million for ex-gratia payments and £6 million for the reimbursement of legal fees. The Group is now applying the recommendations from Sir Ross Cranston’s review, issued in December 2019, including a reassessment of direct and consequential losses by an independent panel (the Foskett Panel), an extension of debt relief and a wider definition of de facto directors. The appeal process for the further assessment of debt relief and de facto director status is now nearing completion. Further details of the Foskett Panel were announced on 3 April 2020 and the Foskett Panel's full scope and methodology was published on 7 July 2020. The Foskett Panel’s stated objective is to consider cases via a non-legalistic and fair process and to make their decisions in a generous, fair and common sense manner, assessing claims against an expanded definition of the fraud and on a lower evidential basis.
Following the emergence of the first outcomes of the Foskett Panel through 2021, the Group has charged a further £790 million in the year ended 31 December 2021, of which £600 million was recognised in the fourth quarter. This includes operational costs in relation to Dame Linda Dobbs' review, which is considering whether the issues relating to HBOS Reading were investigated and appropriately reported by the Group during the period from January 2009 to January 2017, and other programme costs. A significant proportion of the fourth quarter charge relates to the estimated future awards from the Foskett Panel. To date the Foskett Panel has shared outcomes on a limited subset of the total population which covers a wide range of businesses and different claim characteristics. The estimated awards provision recognised is therefore materially dependent on the assumption that the limited number of awards to date are representative of the full population of cases. The 2021 charge increases the lifetime cost to £1,225 million. The final outcome could be significantly different from the current provision once the re-review is concluded by the Foskett Panel. There is no confirmed timeline for the completion of the Foskett Panel re-review process. The Group is committed to implementing Sir Ross's recommendations in full.
Payment protection insurance
The Group has made provisions for PPI costs over a number of years totalling £21,906 million. Good progress continues to be made towards ensuring operational completeness, ahead of an orderly programme close. At 31 December 2021, a provision of £20 million remained outstanding (excluding amounts related to MBNA), with total cash payments of £178 million during the year.
In addition to the above provision, the Group continues to challenge PPI litigation cases, with mainly legal fees and operational costs associated with litigation activity recognised within regulatory and legal provisions, including a charge in the fourth quarter. PPI litigation remains inherently uncertain, with a number of key Court judgments due to be delivered in 2022.
Arrears handling related activities
To date the Group has provided a total of £1,026 million for arrears handling activities. The unutilised balance at 31 December 2021 was £26 million.
Other
Following the sale of TSB Banking Group plc, the Group raised a provision of £665 million in relation to various ongoing commitments in respect of the divestment. At 31 December £90 million remained unutilised; the Group expects the majority of the remaining provision to be utilised in the next twelve months and the provision to be fully utilised by 31 December 2025.
The Group carries provisions of £114 million in respect of dilapidations, rent reviews and other property-related matters. Provisions are also made for staff and other costs related to Group restructuring initiatives at the point at which the Group becomes committed to the expenditure; at 31 December 2021 provisions of £187 million (31 December 2020: £196 million) were held.
The Group carries provisions of £78 million (2020: £112 million) for indemnities and other matters relating to legacy business disposals in prior years. Whilst there remains significant uncertainty as to the timing of the utilisation of the provisions, the Group expects the majority of the remaining provisions to have been utilised by 31 December 2026.

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 30: SUBORDINATED LIABILITIES
The movement in subordinated liabilities during the year was as follows:

	Preferred securities	Undated subordinated liabilities	Dated subordinated liabilities	Total
The Group	£m	£m	£m	£m
At 1 January 2020	3,267	516	8,803	12,586
Issued during the year[1]:
2.6787% Fixed rate bond due 2025	—	—	303	303
£914,633,000 2.73% Dated Subordinated Fixed Rate Reset Notes due 2035	—	—	471	471
£393,939,000 2.61% Dated Subordinated Fixed Rate Reset Notes due 2035	—	—	293	293
	—	—	1,067	1,067
Repurchases and redemptions during the year[1]:
12% Fixed to Floating Rate Perpetual Tier 1 Capital Securities callable 2024 (US$2,000 million)	(119)	—	—	(119)
13% Sterling Step-up Perpetual Capital Securities callable 2029 (£700 million)	(519)	—	—	(519)
7.281% Perpetual Regulatory Tier One Securities (Series B) (£150 million)	(123)	—	—	(123)
6.85% Non-cumulative Perpetual Preferred Securities (US$1,000 million)	(580)	—	—	(580)
7.881% Guaranteed Non-voting Non-cumulative Preferred Securities (£245 million)	(289)	—	—	(289)
6.5% Dated Subordinated Notes 2020 (€1,500 million)	—	—	(1,464)	(1,464)
4.50% Fixed Rate Step-up Subordinated Notes due 2030 (€309 million)	—	—	(276)	(276)
5.75% Subordinated Fixed to Floating Rate Notes 2025 callable 2020 (£350 million)	—	—	(370)	(370)
6.50% Subordinated Fixed Rate Notes 2020 (US$2,000 million)	—	—	(674)	(674)
Subordinated Floating Rate Notes 2020 (€100 million)	—	—	(90)	(90)
9.625% Subordinated Bonds 2023 (£300 million)	—	—	(240)	(240)
7.375% Dated Subordinated Notes 2020	—	—	(4)	(4)
	(1,630)	—	(3,118)	(4,748)
Foreign exchange movements	(59)	15	105	61
Other movements (cash and non-cash)	194	(26)	108	276
At 31 December 2020	1,772	505	6,965	9,242
Issued during the year[1]:
3.916% Subordinated Fixed Rate Notes 2048 (US$1,500 million)	—	—	1,074	1,074
3.724% Dated Subordinated Fixed Rate Reset Notes 2041 (£500 million)	—	—	888	888
2.754% Dated Subordinated Fixed Rate Reset Notes 2032 (US$1,750 million)	—	—	1,300	1,300
	—	—	3,262	3,262
Repurchases and redemptions during the year[1]:
7.754% Non-cumulative Perpetual Preferred Securities (Class B) (£150 million)	(156)	—	—	(156)
Series 2 (US$500 million)	—	(94)	—	(94)
Series 3 (US$600 million)	—	(120)	—	(120)
Floating Rate Primary Capital Notes (US$250 million)	—	(24)	—	(24)
Series 1 (US$750 million)	—	(97)	—	(97)
9.375% Subordinated Bonds 2021 (£500 million)	—	—	(200)	(200)
5.374% Subordinated Fixed Rate Notes 2021 (€160 million)	—	—	(145)	(145)
4.553% Subordinated Fixed Rate Notes 2021 (US$1,500 million)	—	—	(1,122)	(1,122)
6% Subordinated Notes 2033 (US$750 million)	—	—	(216)	(216)
4.293% Subordinated Fixed Rate Notes 2021 (US$824 million)	—	—	(612)	(612)
4.503% Subordinated Fixed Rate Notes 2021 (US$1,353 million)			(1,004)	(1,004)
	(156)	(335)	(3,299)	(3,790)
Foreign exchange movements	17	—	(80)	(63)
Other movements (cash and non-cash)	28	—	(21)	7
At 31 December 2021	1,661	170	6,827	8,658
1Issuances in the year generated cash inflows of £3,262 million (2020: £303 million); the repurchases and redemptions resulted in cash outflows of £3,745 million (2020: £4,156 million). Cash payments in respect of interest on subordinated liabilities in the year amounted to £525 million (2020: £852 million).
Certain of the above securities were issued or redeemed under exchange offers, which did not result in an extinguishment of the original financial liability for accounting purposes.

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 30: SUBORDINATED LIABILITIES (continued)

	Preferred securities	Undated subordinated liabilities	Dated subordinated liabilities	Total
The Bank	£m	£m	£m	£m
At 1 January 2020	2,234	425	7,250	9,909
Issued in the year:
2.6787% Fixed rate bond due 2025	—	—	303	303
£914,633,000 2.73% Dated Subordinated Fixed Rate Reset Notes due 2035	—	—	517	517
£393,939,000 2.61% Dated Subordinated Fixed Rate Reset Notes due 2035	—	—	394	394
	—	—	1,214	1,214
Repurchases and redemptions during the year[1]:
12% Fixed to Floating Rate Perpetual Tier 1 Capital Securities callable 2024 (US$2,000 million)	(119)	—	—	(119)
13% Sterling Step-up Perpetual Capital Securities callable 2029 (£700 million)	(519)	—	—	(519)
6.5% Dated Subordinated Notes 2020 (€1,500 million)	—	—	(1,464)	(1,464)
5.75% Subordinated Fixed to Floating Rate Notes 2025 callable 2020 (£350 million)	—	—	(370)	(370)
6.50% Subordinated Fixed Rate Notes 2020 (US$2,000 million)	—	—	(674)	(674)
Subordinated Floating Rate Notes 2020 (€100 million)	—	—	(90)	(90)
9.625% Subordinated Bonds 2023 (£300 million)	—	—	(240)	(240)
7.375% Dated Subordinated Notes 2020	—	—	(4)	(4)
	(638)	—	(2,842)	(3,480)
Foreign exchange movements	(43)	(10)	50	(3)
Other movements (cash and non-cash)	19	(1)	93	111
At 31 December 2020	1,572	414	5,765	7,751
Issued in the year:
3.916% Subordinated Fixed Rate Notes 2048 (US$1,500 million)	—	—	1,074	1,074
3.724% Dated Subordinated Fixed Rate Reset notes 2041 (£500 million)	—	—	888	888
2.754% Dated Subordinated Fixed Rate Reset notes 2032 (US$1,750 million)	—	—	1,300	1,300
	—	—	3,262	3,262
Repurchases and redemptions during the year[1]:
Series 2 (US$500 million)	—	(94)	—	(94)
Series 3 (US$600 million)	—	(120)	—	(120)
Series 1 (US$750 million)	—	(96)	—	(96)
4.553% Subordinated Fixed Rate Note 2021 (US$1,500 million)	—	—	(1,122)	(1,122)
4.293% Subordinated Fixed Rate Note 2021 (US$824 million)	—	—	(612)	(612)
4.503% Subordinated Fixed Rate Note 2021 (US$1,353 million)	—	—	(1,004)	(1,004)
	—	(310)	(2,738)	(3,048)
Foreign exchange movements	17	(1)	(40)	(24)
Other movements (cash and non-cash)	37	(1)	(70)	(34)
At 31 December 2021	1,626	102	6,179	7,907
1Issuances in the year generated cash inflows of £3,262 million (2020: £496 million); the repurchases and redemptions resulted in cash outflows of £3,049 million (2020: £2,726 million). Cash payments in respect of interest on subordinated liabilities in the year amounted to £423 million (2020: £759 million).
Certain of the above securities were issued or redeemed under exchange offers, which did not result in an extinguishment of the original financial liability for accounting purposes.
These securities will, in the event of the winding-up of the issuer, be subordinated to the claims of depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities. The subordination of specific subordinated liabilities is determined in respect of the issuer and any guarantors of that liability. The claims of holders of preference shares and preferred securities are generally junior to those of the holders of undated subordinated liabilities, which in turn are junior to the claims of holders of the dated subordinated liabilities. Neither the Group nor the Bank has had any defaults of principal, interest or other breaches with respect to its subordinated liabilities during 2021 (2020: none).

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021

NOTE 31: SHARE CAPITAL
(1)Authorised share capital
As permitted by the Companies Act 2006, the Bank has removed references to authorised share capital from its articles of association.
(2)Issued and fully paid ordinary shares

	The Group and the Bank
	2021	2020	2019	2021	2020	2019
	Number of shares	Number of shares	Number of shares	£m	£m	£m
Ordinary shares of £1 each
At 1 January	1,574,285,752	1,574,285,751	1,574,285,751	1,574	1,574	1,574
Issued in the year	—	1	—	—	—	—
At 31 December	1,574,285,752	1,574,285,752	1,574,285,751	1,574	1,574	1,574
(3)Share capital and control
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
Issued and fully paid preference shares
The Bank has in issue various classes of preference shares which are all classified as liabilities under accounting standards.
NOTE 32: SHARE PREMIUM ACCOUNT

	The Group and the Bank
	2021	2020	2019
	£m	£m	£m
At 1 January and 31 December	600	600	600
NOTE 33: OTHER RESERVES

	The Group			The Bank
	2021	2020	2019	2021	2020	2019
	£m	£m	£m	£m	£m	£m
Merger reserve[1]	6,348	6,348	6,348	—	—	—
Revaluation reserve in respect of debt securities held at fair value through other comprehensive income	(362)	(558)	(538)	105	14	103
Revaluation reserve in respect of equity shares held at fair value through other comprehensive income	—	—	—	—	—	—
Cash flow hedging reserve	(451)	1,507	1,556	720	1,367	1,607
Foreign currency translation reserve	(135)	(116)	(116)	(1)	1	—
At 31 December	5,400	7,181	7,250	824	1,382	1,710
1There has been no movements in this reserve in 2021, 2020 or 2019.
The merger reserve arose on the transfer of HBOS plc from the Bank’s ultimate holding company in January 2010.
The revaluation reserves in respect of debt securities and equity shares held at fair value through other comprehensive income represent the cumulative after-tax unrealised change in the fair value of financial assets so classified since initial recognition; or in the case of financial assets obtained on acquisitions of businesses, since the date of acquisition.
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

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 33: OTHER RESERVES (continued)
Movements in other reserves were as follows:

	The Group			The Bank
Revaluation reserve in respect of debt securities held at fair value through other comprehensive income	2021	2020	2019	2021	2020	2019
	£m	£m	£m	£m	£m	£m
At 1 January	(558)	(538)	(379)	14	103	281
Change in fair value	137	46	(34)	139	12	(50)
Deferred tax	(44)	29	11	(47)	(8)	13
Current tax	—	(2)	—	—	—	—
	93	73	(23)	92	4	(37)
Income statement transfers in respect of disposals (note 8)	116	(145)	(196)	(2)	(138)	(201)
Deferred tax	(11)	47	61	—	44	61
	105	(98)	(135)	(2)	(94)	(140)
Impairment recognised in the income statement	(2)	5	(1)	1	1	(1)
At 31 December	(362)	(558)	(538)	105	14	103

	The Group			The Bank
Revaluation reserve in respect of equity shares held at fair value through other comprehensive income	2021	2020	2019	2021	2020	2019
	£m	£m	£m	£m	£m	£m
At 1 January	—	—	—	—	—	—
Change in fair value	—	—	—	—	—	—
Deferred tax	1	(16)	12	1	4	12
	1	(16)	12	1	4	12
Realised gains and losses transferred to retained profits	—	—	—	—	—	—
Deferred tax	(1)	16	(12)	(1)	(4)	(12)
	(1)	16	(12)	(1)	(4)	(12)
At 31 December	—	—	—	—	—	—

	The Group			The Bank
	2021	2020	2019	2021	2020	2019
Cash flow hedging reserve	£m	£m	£m	£m	£m	£m
At 1 January	1,507	1,556	1,110	1,367	1,607	1,268
Change in fair value of hedging derivatives	(2,138)	709	1,166	(438)	85	892
Deferred tax	606	(229)	(290)	82	(66)	(217)
	(1,532)	480	876	(356)	19	675
Net income statement transfers	(584)	(727)	(580)	(399)	(355)	(448)
Deferred tax	158	198	150	108	96	112
	(426)	(529)	(430)	(291)	(259)	(336)
At 31 December	(451)	1,507	1,556	720	1,367	1,607

	The Group			The Bank
	2021	2020	2019	2021	2020	2019
Foreign currency translation reserve	£m	£m	£m	£m	£m	£m
At 1 January	(116)	(116)	(114)	1	—	(6)
Currency translation differences arising in the year	(19)	—	(2)	(2)	1	6
Income statement transfers	—	—	—	—	—	—
At 31 December	(135)	(116)	(116)	(1)	1	—

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 34: RETAINED PROFITS

	The Group			The Bank
	2021	2020	2019	2021	2020	2019
	£m	£m	£m	£m	£m	£m
At 1 January	25,750	24,549	27,321	42,677	42,470	45,051
Profit attributable to ordinary shareholders (see below for the Bank)	4,826	1,023	2,515	3,249	224	2,165
Dividends paid (note 36)	(2,900)	—	(4,100)	(2,900)	—	(4,100)
Capital contributions received	164	140	229	164	140	229
Return of capital contributions	(4)	(4)	(5)	(4)	(4)	(5)
Realised gains and losses on equity shares held at fair value through other comprehensive income	1	(16)	12	1	4	12
Issue of other equity instruments	(1)	—	—	(1)	—	—
Redemptions of other equity instruments	(9)	—	—	(9)	—	—
Change in non-controlling interests	(1)	—	—	—	—	—
Post-retirement defined benefit scheme remeasurements	1,062	113	(1,117)	556	(102)	(576)
Gains and losses attributable to own credit risk (net of tax)[1]	(52)	(55)	(306)	(52)	(55)	(306)
At 31 December	28,836	25,750	24,549	43,681	42,677	42,470
1During 2020 the Group derecognised, on redemption, financial liabilities on which cumulative fair value movements relating to own credit of £1 million net of tax (2021: £nil; 2019: £nil), had been recognised directly in retained profits.
The profit after tax of the Bank was arrived at as follows:

	2021	2020	2019
	£m	£m	£m
Net interest income	4,606	4,519	5,684
Net fee and commission income	848	655	743
Dividends received	1,391	44	1,331
Net trading and other operating income	1,956	2,952	2,169
Other income	4,195	3,651	4,243
Total income	8,801	8,170	9,927
Operating expenses	(6,273)	(5,828)	(6,333)
Impairment credit (charge)	773	(1,898)	(503)
Profit before tax	3,301	444	3,091
Tax credit (expense)	292	197	(645)
Profit for the year	3,593	641	2,446

Profit attributable to ordinary shareholders	3,249	224	2,165
Profit attributable to other equity holders	344	417	281
Profit for the year	3,593	641	2,446

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 35: OTHER EQUITY INSTRUMENTS

	The Group and the Bank
	2021	2020	2019
	£m	£m	£m
At 1 January	5,935	4,865	3,217
Issued in the year:
£500 million Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Permanent Write-Down Securities	500	—	—
£750 million Floating Rate Additional Tier 1 Perpetual Subordinated Permanent Write-Down Securities	750	—	—
£300 million Floating Rate Additional Tier 1 Perpetual Subordinated Permanent Write-Down Securities	300	—	—
US$500 million Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Permanent Write-Down Securities	—	383	—
€750 million Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Permanent Write-Down Securities	—	687	—
£500 million Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Permanent Write-Down Securities	—	—	496
US$1,500 million Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Permanent Write-Down Securities	—	—	1,152
	1,550	1,070	1,648
Redemptions	(3,217)	—	—
Profit for the year attributable to other equity holders	344	417	281
Distributions on other equity instruments	(344)	(417)	(281)
At 31 December	4,268	5,935	4,865
The Bank has in issue £4,268 million of Sterling, Dollar and Euro Additional Tier 1 (AT1) securities to Lloyds Banking Group plc. The AT1 securities are fixed rate resetting or floating rate Perpetual Subordinated Permanent Write-Down Securities with no fixed maturity or redemption date.
The principal terms of the AT1 securities are described below:
–The securities rank behind the claims against the Bank of unsubordinated creditors on a winding-up
–The fixed rate reset securities bear a fixed rate of interest until the first call date. After the initial call date, in the event that they are not redeemed, the fixed rate reset AT1 securities will bear interest at rates fixed periodically in advance. The floating rate AT1 securities will be reset quarterly both prior to and following the first call date
–Interest on the securities will be due and payable only at the sole discretion of the Bank and the Bank may at any time elect to cancel any interest payment (or any part thereof) which would otherwise be payable on any interest payment date. There are also certain restrictions on the payment of interest as specified in the terms
–The securities are undated and are repayable, at the option of the Bank, in whole at the first call date, or at any interest payment date thereafter. In addition, the AT1 securities are repayable, at the option of the Bank, in whole for certain regulatory or tax reasons. Any repayments require the prior consent of the PRA
–The securities will be subject to a Permanent Write Down should the Common Equity Tier 1 ratio of the Bank fall below 7.0 per cent
NOTE 36: DIVIDENDS ON ORDINARY SHARES
Dividends paid during the year were as follows:

	2021	2020	2019
	£m	£m	£m
Interim dividends	2,900	—	4,100

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021

NOTE 37: SHARE-BASED PAYMENTS
During the year ended 31 December 2021 Lloyds Banking Group plc operated a number of share-based payment schemes for which employees of the Lloyds Bank Group were eligible and all of which are equity settled. Details of all schemes operated by Lloyds Banking Group are set out below; these are managed and operated on a Lloyds Banking Group-wide basis. The amount charged to the Group’s income statement in respect of Lloyds Banking Group share-based payment schemes, and which is included within staff costs (note 9), was £229 million (2020: £181 million; 2019: £337 million).
During the year ended 31 December 2021 the Lloyds Banking Group operated the following share-based payment schemes, all of which are equity settled.
Group Performance Share plan
The Group operates a Group Performance Share plan that is equity settled. Bonuses in respect of employee service in 2021 have been recognised in the charge in line with the proportion of the deferral period completed.
Save-As-You-Earn schemes
Eligible employees may enter into contracts through the Save-As-You-Earn (SAYE) schemes to save up to £500 per month and, at the expiry of a fixed term of three years, have the option to use these savings within six months of the expiry of the fixed term to acquire shares in the Group at a discounted price of no less than 80 per cent (90 per cent for the 2020 and 2021 plans) of the market price at the start of the invitation.
Movements in the number of share options outstanding under the SAYE schemes are set out below:

	2021		2020
	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)
Outstanding at 1 January	1,120,138,915	30.39	1,068,094,073	44.55
Granted	236,923,744	39.40	779,229,797	24.25
Exercised	(6,924,434)	30.57	(255,706,663)	47.51
Forfeited	(22,815,078)	28.78	(6,938,102)	43.30
Cancelled	(51,479,310)	32.57	(389,767,675)	42.24
Expired	(95,280,546)	49.03	(74,772,515)	47.26
Outstanding at 31 December	1,180,563,291	30.63	1,120,138,915	30.39
Exercisable at 31 December	336,561	51.03	792,741	47.49
The weighted average share price at the time that the options were exercised during 2021 was £0.47 (2020: £0.61). The weighted average remaining contractual life of options outstanding at the end of the year was 2.46 years (2020: 2.98 years).
The weighted average fair value of SAYE options granted during 2021 was £0.09 (2020: £0.05). The fair values of the SAYE options have been determined using a standard Black-Scholes model.
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
Participants are not entitled to any dividends paid during the vesting period.

	2021		2020
	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)
Outstanding at 1 January	6,666,372	Nil	7,634,638	Nil
Granted	5,308,496	Nil	1,990,449	Nil
Exercised	(5,129,115)	Nil	(2,122,302)	Nil
Vested	—	Nil	(47,337)	Nil
Forfeited	(385,184)	Nil	(111,100)	Nil
Lapsed	(558,679)	Nil	(677,976)	Nil
Outstanding at 31 December	5,901,890	Nil	6,666,372	Nil
Exercisable at 31 December	708,939	Nil	3,150,407	Nil
The weighted average fair value of options granted in the year was £0.45 (2020: £0.33). The fair values of options granted have been determined using a standard Black-Scholes model. The weighted average share price at the time that the options were exercised during 2021 was £0.44 (2020: £0.36). The weighted average remaining contractual life of options outstanding at the end of the year was 4.3 years (2020: 4.1 years).

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 37: SHARE-BASED PAYMENTS (continued)
Other share plans
Lloyds Banking Group Executive Group Ownership Share Plan
The plan, introduced in 2006, is aimed at delivering shareholder value by linking the receipt of shares to an improvement in the performance of the Group over a three-year period. Awards are made within limits set by the rules of the plan, with the limits determining the maximum number of shares that can be awarded equating to three times annual salary. In exceptional circumstances this may increase to four times annual salary.
At the end of the performance period for the 2018 grant, the targets had not been fully met and therefore these awards vested in 2021 at a rate of 33.75 per cent.

	2021	2020
	Number of shares	Number of shares
Outstanding at 1 January	533,987,527	459,904,745
Granted	—	211,214,605
Vested	(39,621,415)	(47,775,806)
Forfeited	(144,437,243)	(96,015,542)
Dividend award	944,758	6,659,525
Outstanding at 31 December	350,873,627	533,987,527
Awards in respect of the 2019 grant are due to vest in 2022 at a rate of 41.80 per cent. In previous years participants were entitled to any dividends paid in the vesting period. However, following a regulatory change prohibiting the payment of dividend on such awards, the number of shares awarded has been determined by applying a share price adjusted to exclude the value of estimated future dividends.
The weighted average fair value of the awards granted in 2020 was £0.28.
Lloyds Banking Group Long Term Share Plan
The plan, introduced in 2021, which replaced the Executive Group Ownership Share Plan, is intended to provide alignment to our aim of delivering sustainable returns to shareholders, supported by our values and behaviours.

2021
Number of shares
Granted	83,456,304
Forfeited	(5,573,236)
Outstanding at 31 December	77,883,068
The weighted average fair value of awards granted in the year was £0.36.
Chief Financial Officer buyout
William Chalmers joined the Group on 3 June 2019 and was appointed as Chief Financial Officer on 1 August 2019 on the retirement of George Culmer. He was granted deferred share awards over 4,086,632 shares, to replace unvested awards from his former employer, Morgan Stanley, that were forfeited as a result of him joining the Group.

	2021	2020
	Number of shares	Number of shares
Outstanding at 1 January	1,810,712	3,268,460
Exercised	(1,124,627)	(1,457,748)
Outstanding at 31 December	686,085	1,810,712
Group Chief Executive buyout
Charlie Nunn joined the Group on 16 August 2021 as Group Chief Executive. He was granted deferred share awards over 8,301,708 shares to replace unvested awards from his former employer, HSBC, that were forfeited as a result of him joining the Group.

2021
Number of shares
Granted	8,301,708
Exercised	(856,921)
Outstanding at 31 December	7,444,787
The weighted average fair value of awards granted in 2021 was £0.40.

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 37: SHARE-BASED PAYMENTS (continued)
Assumptions at 31 December 2021
The fair value calculations at 31 December 2021 for grants made in the year, using Black-Scholes models and Monte Carlo simulation, are based on the following assumptions:

	SAYE	Executive Share Plan 2003	Long Term Share Plan	Group Chief Executive buyout
Weighted average risk-free interest rate	0.49%	0.12%	0.16%	0.26%
Weighted average expected life	3.3 years	1.3 years	3.4 years	2.8 years
Weighted average expected volatility	28%	30%	31%	31%
Weighted average expected dividend yield	3.1%	3.2%	3.1%	3.1%
Weighted average share price	£0.45	£0.47	£0.40	£0.44
Weighted average exercise price	£0.39	Nil	Nil	Nil
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
Share Incentive Plan
Free shares
An award of shares may be made annually to employees up to a maximum of £3,600. The shares awarded are held in trust for a mandatory period of three years on the employee’s behalf, during which period the employee is entitled to any dividends paid on such shares. The award is subject to a non-market based condition. If an employee leaves the Group within this three-year period for other than a ‘good’ reason, all of the shares awarded will be forfeited.
On 25 March 2021, the Group made an award of 1,017 (2020: 676) shares to all eligible employees. The number of shares awarded was 67,658,976 (2020: 45,612,424), with an average fair value of £0.42 (2020: £0.30) based on the market price at the date of award.
Matching shares
The Group undertakes to match shares purchased by employees up to the value of £45 per month; these matching shares are held in trust for a mandatory period of three years on the employee’s behalf, during which period the employee is entitled to any dividends paid on such shares. The award is subject to a non-market based condition: if an employee leaves within this three-year period for other than a ‘good’ reason, all of the matching shares are forfeited. Similarly, if the employees sell their purchased shares within three years, their matching shares are forfeited.
The number of shares awarded relating to matching shares in 2021 was 46,621,026 (2020: 62,262,140), with an average fair value of £0.44 (2020: £0.34), based on market prices at the date of award.
Fixed share awards
Fixed share awards were introduced in 2014 in order to ensure that total fixed remuneration is commensurate with role and to provide a competitive reward package for certain Lloyds Banking Group employees, with an appropriate balance of fixed and variable remuneration, in line with regulatory requirements. The fixed share awards are delivered in Lloyds Banking Group shares, released over five years with 20 per cent being released each year following the year of award. From June 2020, the fixed share awards are released over three years with one third being released each year following the year of award. The number of shares purchased in 2021 was 8,320,948 (2020: 13,975,993).
The fixed share award is not subject to any performance conditions, performance adjustment or clawback. On an employee leaving the Group, there is no change to the timeline for which shares will become unrestricted.
NOTE 38: RELATED PARTY TRANSACTIONS
Key management personnel
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of an entity; the Group’s key management personnel are the members of the Lloyds Banking Group plc Group Executive Committee together with its Non-Executive Directors.
The table below details, on an aggregated basis, key management personnel compensation:

	2021	2020	2019
	£m	£m	£m
Compensation
Salaries and other short-term benefits	10	12	14
Share-based payments	14	12	14
Total compensation	24	24	28
The aggregate of the emoluments of the directors was £10.6 million (2020: £11.8 million; 2019: £11.7 million).
Aggregate company contributions in respect of key management personnel to defined contribution pension schemes were £nil (2020: £nil; 2019: £nil).
The total for the highest paid director (Sir António Horta-Osório) was £3,117,000 (2020: Juan Colombás: £4,169,000; 2019: Sir António Horta-Osório: £4,078,000); this did not include any gain on exercise of Lloyds Banking Group plc shares in any year.

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 38: RELATED PARTY TRANSACTIONS (continued)

	2021	2020	2019
	million	million	million
Share options over Lloyds Banking Group plc shares
At 1 January	—	—	—
Granted, including certain adjustments (includes entitlements of appointed key management personnel)	—	—	—
Exercised/lapsed (includes entitlements of former key management personnel)	—	—	—
At 31 December	—	—	—

	2021	2020	2019
	million	million	million
Share plans settled in Lloyds Banking Group plc shares
At 1 January	117	101	84
Granted, including certain adjustments (includes entitlements of appointed key management personnel)	19	46	46
Exercised/lapsed (includes entitlements of former key management personnel)	(62)	(30)	(29)
At 31 December	74	117	101
The tables below detail, on an aggregated basis, balances outstanding at the year end and related income and expense, together with information relating to other transactions between the Group and its key management personnel:

	2021	2020	2019
	£m	£m	£m
Loans
At 1 January	2	2	2
Advanced (includes loans of appointed key management personnel)	1	—	1
Repayments (includes loans of former key management personnel)	—	—	(1)
At 31 December	3	2	2
The loans are on both a secured and unsecured basis and are expected to be settled in cash. The loans attracted interest rates of between 0.39 per cent and 22.93 per cent in 2021 (2020: 0.39 per cent and 24.20 per cent; 2019: 6.45 per cent and 24.20 per cent).
No provisions have been recognised in respect of loans given to key management personnel (2020 and 2019: £nil).

	2021	2020	2019
	£m	£m	£m
Deposits
At 1 January	11	23	20
Placed (includes deposits of appointed key management personnel)	26	26	44
Withdrawn (includes deposits of former key management personnel)	(26)	(38)	(41)
At 31 December	11	11	23
Deposits placed by key management personnel attracted interest rates of up to 1.0 per cent (2020: 2.0 per cent; 2019: 3.0 per cent).
At 31 December 2021, the Group did not provide any guarantees in respect of key management personnel (2020 and 2019: none).
At 31 December 2021, transactions, arrangements and agreements entered into by the Group and its banking subsidiaries with Directors and connected persons included amounts outstanding in respect of loans and credit card transactions of £0.6 million with five Directors and two connected persons (2020: £0.6 million with five Directors and two connected persons; 2019: £0.6 million with five Directors and two connected persons).

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 38: RELATED PARTY TRANSACTIONS (continued)
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
The Bank, as a result of its position as parent of a banking group, has a large number of transactions with various of its subsidiary undertakings; these are included on the balance sheet of the Bank as follows:

	2021	2020
	£m	£m
Assets, included within:
Financial assets at fair value through profit or loss	3,404	1,203
Derivative financial instruments	3,299	7,077
Financial assets at amortised cost: due from fellow Lloyds Banking Group undertakings	107,907	128,241
	114,610	136,521
Liabilities, included within:
Due to fellow Lloyds Banking Group undertakings	21,540	33,170
Financial liabilities at fair value through profit or loss	—	—
Derivative financial instruments	2,508	4,738
Debt securities in issue	59	20
	24,107	37,928
Due to the size and volume of transactions passing through these accounts, it is neither practical nor meaningful to disclose information on gross inflows and outflows. During 2021 the Bank earned interest income on the above asset balances of £1,933 million (2020: £1,995 million; 2019: £2,491 million) and incurred interest expense on the above liability balances of £327 million (2020: £336 million; 2019: £655 million).
In addition, the Bank raised recharges of £1,609 million (2020: £1,403 million; 2019: £1,461 million) on its subsidiaries in respect of costs incurred and also received fees of £70 million (2020: £56 million; 2019: £62 million), and paid fees of £31 million (2020: £26 million; 2019: £57 million), for various services provided between the Bank and its subsidiaries.
Details of contingent liabilities and commitments entered into on behalf of fellow Lloyds Banking Group undertakings are given in note 39.
Balances and transactions with Lloyds Banking Group plc and fellow subsidiaries of the Bank
The Bank and its subsidiaries have balances due to and from the Bank’s parent company, Lloyds Banking Group plc and fellow subsidiaries of the Bank. These are included on the balance sheet as follows:

	The Group		The Bank
	2021	2020	2021	2020
	£m	£m	£m	£m
Assets, included within:
Derivative financial instruments	634	690	634	690
Financial assets at amortised cost: due from fellow Lloyds Banking Group undertakings	739	738	517	530
	1,373	1,428	1,151	1,220
Liabilities, included within:
Due to fellow Lloyds Banking Group undertakings	1,490	6,875	1,332	6,666
Financial liabilities at fair value through profit or loss	—	—	3,318	1,121
Derivative financial instruments	939	1,424	633	972
Debt securities in issue	17,961	12,686	14,650	11,551
Subordinated liabilities	5,176	4,599	5,311	4,745
	25,566	25,584	25,244	25,055
These balances include Lloyds Banking Group plc’s banking arrangements and, due to the size and volume of transactions passing through these accounts, it is neither practical nor meaningful to disclose information on gross inflows and outflows. During 2021 the Group earned £11 million and the Bank earned £11 million interest income on the above asset balances (2020: Group £5 million, Bank £5 million; 2019: Group £20 million, Bank £20 million); the Group incurred £500 million and the Bank incurred £468 million interest expense on the above liability balances (2020: Group £478 million, Bank £461 million; 2019: Group £520 million, Bank £509 million).
Other related party transactions
Pension funds
The Group provides banking services to certain of its pension funds. At 31 December 2021, customer deposits of £480 million (2020: £151 million) related to the Group’s pension funds.
Joint ventures and associates
At 31 December 2021 there were loans and advances to customers of £14 million (2020: £28 million) outstanding and balances within customer deposits of £22 million (2020: £73 million) relating to joint ventures and associates.
During the year the Group paid fees of £7 million (2020: £7 million) to the Lloyds Banking Group's Schroders Personal Wealth joint venture and also made a payment of £10 million (2020: £20 million) under the terms of agreements put in place on the establishment of the joint venture.

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 39: CONTINGENT LIABILITIES, COMMITMENTS AND GUARANTEES
Interchange fees
With respect to multi-lateral interchange fees (MIFs), the Lloyds Banking Group is not involved in the ongoing litigation which involves the card schemes Visa and Mastercard (as described below). However, the Group is a member/licensee of Visa and Mastercard and other card schemes. The litigation in question is as follows:
–Litigation brought by retailers against both Visa and Mastercard continues in the English Courts, in which retailers are seeking damages on grounds that Visa and Mastercard's MIFs breached competition law (this includes a judgment of the Supreme Court in June 2020 upholding the Court of Appeal's finding in 2018 that historic interchange arrangements of Mastercard and Visa infringed competition law)
–Litigation brought on behalf of UK consumers in the English Courts against Mastercard
Any impact on the Group of the litigation against Visa and Mastercard remains uncertain at this time, such that it is not practicable for the Group to provide an estimate of any potential financial effect. Insofar as Visa is required to pay damages to retailers for interchange fees set prior to June 2016, contractual arrangements to allocate liability have been agreed between various UK banks (including the Lloyds Banking Group) and Visa Inc, as part of Visa Inc’s acquisition of Visa Europe in 2016. These arrangements cap the maximum amount of liability to which the Lloyds Banking Group may be subject and this cap is set at the cash consideration received by the Lloyds Banking Group for the sale of its stake in Visa Europe to Visa Inc in 2016. In 2016, the Group received Visa preference shares as part of the consideration for the sale of its shares in Visa Europe. In 2020, some of these Visa preference shares were converted into Visa Inc Class A common stock (in accordance with the provisions of the Visa Europe sale documentation) and they were subsequently sold by the Group. The sale has no impact on this contingent liability.
LIBOR and other trading rates
Certain Lloyds Banking Group companies, together with other panel banks, have been named as defendants in ongoing private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US Dollar, Japanese Yen and Sterling London Interbank Offered Rate and the Australian BBSW reference rate.
Certain Lloyds Banking Group companies are also named as defendants in (i) UK-based claims; and (ii) two Dutch class actions, raising LIBOR manipulation allegations. A number of the claims against the Lloyds Banking Group in the UK relating to the alleged mis-sale of interest rate hedging products also include allegations of LIBOR manipulation.
It is currently not possible to predict the scope and ultimate outcome on the Lloyds Banking Group of any private lawsuits or any related challenges to the interpretation or validity of any of the Lloyds Banking Group's contractual arrangements, including their timing and scale. As such, it is not practicable to provide an estimate of any potential financial effect.
Tax authorities
The Lloyds Banking Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2013, HMRC informed the Lloyds Banking Group that its interpretation of the UK rules means that the group relief is not available. In 2020, HMRC concluded their enquiry into the matter and issued a closure notice. The Lloyds Banking Group's interpretation of the UK rules has not changed and hence it has appealed to the First Tier Tax Tribunal, with a hearing expected in 2022. If the final determination of the matter by the judicial process is that HMRC’s position is correct, management estimate that this would result in an increase in current tax liabilities of approximately £730 million (including interest) and a reduction in deferred tax assets of approximately £330 million. The Lloyds Banking Group, having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due.
There are a number of other open matters on which the Group is in discussions with HMRC (including the tax treatment of certain costs arising from the divestment of TSB Banking Group plc), none of which is expected to have a material impact on the financial position of the Group.
Other legal actions and regulatory matters
In addition, during the ordinary course of business the Group is subject to other complaints and threatened or actual legal proceedings (including class or group action claims) brought by or on behalf of current or former employees, customers, investors or other third parties, as well as legal and regulatory reviews, challenges, investigations and enforcement actions, which could relate to a number of issues, including financial, environmental or other regulatory matters, both in the UK and overseas. Where material, such matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established based on management's best estimate of the amount required at the relevant balance sheet date. In some cases it will not be possible to form a view, for example because the facts are unclear or because further time is needed to assess properly the merits of the case, and no provisions are held in relation to such matters. In these circumstances, specific disclosure in relation to a contingent liability will be made where material. However, the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows. Where there is a contingent liability related to an existing provision the relevant disclosures are included within note 29.
Contingent liabilities, commitments and guarantees arising from the banking business

	The Group		The Bank
	2021	2020	2021	2020
	£m	£m	£m	£m
Contingent liabilities
Acceptances and endorsements	21	73	21	73
Other:
Other items serving as direct credit substitutes	433	221	375	203
Performance bonds, including letters of credit, and other transaction-related contingencies	1,886	2,070	1,681	1,817
	2,319	2,291	2,056	2,020
Total contingent liabilities	2,340	2,364	2,077	2,093

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 39: CONTINGENT LIABILITIES, COMMITMENTS AND GUARANTEES (continued)

	The Bank
	2021	2020
	£m	£m
Incurred on behalf of fellow Lloyds Banking Group undertakings	—	1
The contingent liabilities of the Group and the Bank arise in the normal course of banking business and it is not practicable to quantify their future financial effect.

	The Group		The Bank
	2021	2020	2021	2020
	£m	£m	£m	£m
Commitments and guarantees
Documentary credits and other short-term trade-related transactions	—	1	—	—
Forward asset purchases and forward deposits placed	60	124	55	96
Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year original maturity:
Mortgage offers made	17,757	20,128	1,001	1,720
Other commitments and guarantees	79,830	82,151	29,871	32,832
	97,587	102,279	30,872	34,552
1 year or over original maturity	30,037	31,194	27,063	28,118
Total commitments and guarantees	127,684	133,598	57,990	62,766

	The Bank
	2021	2020
	£m	£m
Incurred on behalf of fellow Lloyds Banking Group undertakings	3,055	3,659
Of the amounts shown above in respect of undrawn formal standby facilities, credit lines and other commitments to lend, £55,690 million (2020: £59,240 million) for the Group and £30,653 million (2020: £32,847 million) for the Bank were irrevocable.
Capital commitments
Excluding commitments of the Group in respect of investment property (note 21), capital expenditure contracted but not provided for at 31 December 2021 amounted to £1,034 million (2020: £501 million) for the Group and £nil (2020: £nil) for the Bank. Of this amount for the Group, £1,034 million (2020: £501 million) related to assets to be leased to customers under operating leases. The Group’s management is confident that future net revenues and funding will be sufficient to cover these commitments.
NOTE 40: STRUCTURED ENTITIES
The Group’s interests in structured entities are consolidated. Details of the Group’s interests in these structured entities are set out in note 25 for securitisations and covered bond vehicles, note 27 for structured entities associated with the Group’s pension schemes, and below.
Asset-backed conduits
In addition to the structured entities discussed in note 25, which are used for securitisation and covered bond programmes, the Group sponsors an active asset-backed conduit, Cancara, which invests in client receivables and debt securities. The total consolidated exposure of Cancara at 31 December 2021 was £1,669 million (2020: £2,490 million), comprising £889 million of loans and advances (2020: £1,695 million) and £780 million of debt securities (2020: £795 million).
All lending assets and debt securities held by the Group in Cancara are restricted in use, as they are held by the collateral agent for the benefit of the commercial paper investors and the liquidity providers only. The Group provides liquidity facilities to Cancara under terms that are usual and customary for standard lending activities in the normal course of the Group’s banking activities. During 2021 there have continued to be planned drawdowns on certain liquidity facilities for balance sheet management purposes, supporting the programme to provide funding alongside the proceeds of the asset-backed commercial paper issuance. The Group could be asked to provide support under the contractual terms of these arrangements including, for example, if Cancara experienced a shortfall in external funding, which may occur in the event of market disruption.
The external assets in Cancara are consolidated in the Group’s financial statements.

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 41: FINANCIAL INSTRUMENTS
(1)Measurement basis of financial assets and liabilities
The accounting policies in note 2 describe how different classes of financial instruments are measured, and how income and expenses, including fair value gains and losses, are recognised. The following tables analyse the carrying amounts of the financial assets and liabilities by category and by balance sheet heading.

	Derivatives designated as hedging instruments	Mandatorily held at fair value through profit or loss		Designated at fair value through profit or loss	At fair value through other comprehensive income	Held at amortised cost	Total
		Held for trading	Other
The Group	£m	£m	£m	£m	£m	£m	£m
At 31 December 2021
Financial assets
Cash and balances at central banks	—	—	—	—	—	54,279	54,279
Items in the course of collection from banks	—	—	—	—	—	147	147
Financial assets at fair value through profit or loss	—	—	1,798	—	—	—	1,798
Derivative financial instruments	55	5,456	—	—	—	—	5,511
Loans and advances to banks and reverse repurchase agreements	—	—	—	—	—	7,474	7,474
Loans and advances to customers and reverse repurchase agreements	—	—	—	—	—	477,541	477,541
Debt securities	—	—	—	—	—	4,562	4,562
Due from fellow Lloyds Banking Group undertakings	—	—	—	—	—	739	739
Financial assets at amortised cost	—	—	—	—	—	490,316	490,316
Financial assets at fair value through other comprehensive income	—	—	—	—	27,786	—	27,786
Total financial assets	55	5,456	1,798	—	27,786	544,742	579,837
Financial liabilities
Deposits from banks and repurchase agreements	—	—	—	—	—	33,448	33,448
Customer deposits and repurchase agreements	—	—	—	—	—	449,394	449,394
Due to fellow Lloyds Banking Group undertakings	—	—	—	—	—	1,490	1,490
Items in course of transmission to banks	—	—	—	—	—	308	308
Financial liabilities at fair value through profit or loss	—	—	—	6,537	—	—	6,537
Derivative financial instruments	315	4,328	—	—	—	—	4,643
Notes in circulation	—	—	—	—	—	1,321	1,321
Debt securities in issue	—	—	—	—	—	48,724	48,724
Other	—	—	—	—	—	1,411	1,411
Subordinated liabilities	—	—	—	—	—	8,658	8,658
Total financial liabilities	315	4,328	—	6,537	—	544,754	555,934

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 41: FINANCIAL INSTRUMENTS (continued)

	Derivatives designated as hedging instruments	Mandatorily held at fair value through profit or loss		Designated at fair value through profit or loss	At fair value through other comprehensive income	Held at amortised cost	Total
		Held for trading	Other
The Group	£m	£m	£m	£m	£m	£m	£m
At 31 December 2020
Financial assets
Cash and balances at central banks	—	—	—	—	—	49,888	49,888
Items in the course of collection from banks	—	—	—	—	—	300	300
Financial assets at fair value through profit or loss	—	—	1,674	—	—	—	1,674
Derivative financial instruments	674	7,667	—	—	—	—	8,341
Loans and advances to banks and reverse repurchase agreements	—	—	—	—	—	5,950	5,950
Loans and advances to customers and reverse repurchase agreements	—	—	—	—	—	480,141	480,141
Debt securities	—	—	—	—	—	5,137	5,137
Due from fellow Lloyds Banking Group undertakings	—	—	—	—	—	738	738
Financial assets at amortised cost	—	—	—	—	—	491,966	491,966
Financial assets at fair value through other comprehensive income	—	—	—	—	27,260	—	27,260
Total financial assets	674	7,667	1,674	—	27,260	542,154	579,429
Financial liabilities
Deposits from banks and repurchase agreements	—	—	—	—	—	24,997	24,997
Customer deposits and repurchase agreements	—	—	—	—	—	434,569	434,569
Due to fellow Lloyds Banking Group undertakings	—	—	—	—	—	6,875	6,875
Items in course of transmission to banks	—	—	—	—	—	302	302
Financial liabilities at fair value through profit or loss	—	3	—	6,828	—	—	6,831
Derivative financial instruments	590	7,638	—	—	—	—	8,228
Notes in circulation	—	—	—	—	—	1,305	1,305
Debt securities in issue	—	—	—	—	—	59,293	59,293
Other	—	—	—	—	—	1,592	1,592
Subordinated liabilities	—	—	—	—	—	9,242	9,242
Total financial liabilities	590	7,641	—	6,828	—	538,175	553,234

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 41: FINANCIAL INSTRUMENTS (continued)

	Derivatives designated as hedging instruments	Mandatorily held at fair value through profit or loss		Designated at fair value through profit or loss	At fair value through other comprehensive income	Held at amortised cost	Total
		Held for trading	Other
The Bank	£m	£m	£m	£m	£m	£m	£m
At 31 December 2021
Financial assets
Cash and balances at central banks	—	—	—	—	—	49,618	49,618
Items in the course of collection from banks	—	—	—	—	—	99	99
Financial assets at fair value through profit or loss	—	—	4,529	—	—	—	4,529
Derivative financial instruments	37	6,861	—	—	—	—	6,898
Loans and advances to banks and reverse repurchase agreements	—	—	—	—	—	7,287	7,287
Loans and advances to customers and reverse repurchase agreements	—	—	—	—	—	163,428	163,428
Debt securities	—	—	—	—	—	3,756	3,756
Due from fellow Lloyds Banking Group undertakings	—	—	—	—	—	108,424	108,424
Financial assets at amortised cost	—	—	—	—	—	282,895	282,895
Financial assets at fair value through other comprehensive income	—	—	—	—	25,529	—	25,529
Total financial assets	37	6,861	4,529	—	25,529	332,612	369,568
Financial liabilities
Deposits from banks and repurchase agreements	—	—	—	—	—	2,825	2,825
Customer deposits and repurchase agreements	—	—	—	—	—	268,704	268,704
Due to fellow Lloyds Banking Group undertakings	—	—	—	—	—	22,872	22,872
Items in course of transmission to banks	—	—	—	—	—	207	207
Financial liabilities at fair value through profit or loss	—	—	—	9,821	—	—	9,821
Derivative financial instruments	310	5,792	—	—	—	—	6,102
Debt securities in issue	—	—	—	—	—	38,439	38,439
Other	—	—	—	—	—	777	777
Subordinated liabilities	—	—	—	—	—	7,907	7,907
Total financial liabilities	310	5,792	—	9,821	—	341,731	357,654

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 41: FINANCIAL INSTRUMENTS (continued)

	Derivatives designated as hedging instruments	Mandatorily held at fair value through profit or loss		Designated at fair value through profit or loss	At fair value through other comprehensive income	Held at amortised cost	Total
		Held for trading	Other
The Bank	£m	£m	£m	£m	£m	£m	£m
At 31 December 2020
Financial assets
Cash and balances at central banks	—	—	—	—	—	45,753	45,753
Items in the course of collection from banks	—	—	—	—	—	257	257
Financial assets at fair value through profit or loss	—	—	1,724	—	—	—	1,724
Derivative financial instruments	242	12,353	—	—	—	—	12,595
Loans and advances to banks and reverse repurchase agreements	—	—	—	—	—	5,656	5,656
Loans and advances to customers and reverse repurchase agreements	—	—	—	—	—	178,269	178,269
Debt securities	—	—	—	—	—	4,315	4,315
Due from fellow Lloyds Banking Group undertakings	—	—	—	—	—	128,771	128,771
Financial assets at amortised cost	—	—	—	—	—	317,011	317,011
Financial assets at fair value through other comprehensive income	—	—	—	—	24,647	—	24,647
Total financial assets	242	12,353	1,724	—	24,647	363,021	401,987
Financial liabilities
Deposits from banks and repurchase agreements	—	—	—	—	—	10,304	10,304
Customer deposits and repurchase agreements	—	—	—	—	—	264,473	264,473
Due to fellow Lloyds Banking Group undertakings	—	—	—	—	—	39,836	39,836
Items in course of transmission to banks	—	—	—	—	—	199	199
Financial liabilities at fair value through profit or loss	—	2	—	7,905	—	—	7,907
Derivative financial instruments	289	10,783	—	—	—	—	11,072
Debt securities in issue	—	—	—	—	—	48,109	48,109
Other	—	—	—	—	—	885	885
Subordinated liabilities	—	—	—	—	—	7,751	7,751
Total financial liabilities	289	10,785	—	7,905	—	371,557	390,536

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 41: FINANCIAL INSTRUMENTS (continued)
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
Model validation covers both qualitative and quantitative elements relating to new models. In respect of new products, a product implementation review is conducted pre and post-trading. Pre-trade testing ensures that the new model is integrated into the Group’s systems and that the profit and loss and risk reporting are consistent throughout the trade lifecycle. Post-trade testing examines the explanatory power of the implemented model, actively monitoring model parameters and comparing in-house pricing to external sources. Independent price verification procedures cover financial instruments carried at fair value. The frequency of the review is matched to the availability of independent data, monthly being the minimum. Valuation differences in breach of established thresholds are escalated to senior management. The results from independent pricing and valuation reserves are reviewed monthly by senior management.
Formal committees, consisting of senior risk, finance and business management, meet at least quarterly to discuss and approve valuations in more judgemental areas, in particular for unquoted equities, structured credit, over-the-counter options and the credit valuation adjustment (CVA), funding valuation adjustment (FVA) and other valuation adjustments.
Valuation of financial assets and liabilities
Assets and liabilities carried at fair value or for which fair values are disclosed have been classified into three levels according to the quality and reliability of information used to determine the fair values.
Level 1
Level 1 fair value measurements are those derived from unadjusted quoted prices in active markets for identical assets or liabilities. Products classified as level 1 predominantly comprise listed equity shares, treasury bills and other government securities.
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
Transfers out of the level 3 portfolio arise when inputs that could have a significant impact on the instrument’s valuation become market observable after previously having been non-market observable. In the case of asset-backed securities this can arise if more than one consistent independent source of data becomes available. Conversely, transfers into the portfolio arise when consistent sources of data cease to be available.

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 41: FINANCIAL INSTRUMENTS (continued)
(3)Financial assets and liabilities carried at fair value
(A)Financial assets, excluding derivatives
Valuation hierarchy
At 31 December 2021, the Group’s financial assets carried at fair value, excluding derivatives, totalled £29,584 million (2020: £28,934 million). The table below analyses these financial assets by balance sheet classification, asset type and valuation methodology (level 1, 2 or 3, as described on page F-93). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and 2 during the year.

	Level 1	Level 2	Level 3	Total
The Group	£m	£m	£m	£m
At 31 December 2021
Financial assets at fair value through profit or loss
Loans and advances to customers	—	1,164	395	1,559
Equity shares	235	—	4	239
Total financial assets at fair value through profit or loss	235	1,164	399	1,798
Financial assets at fair value through other comprehensive income
Debt securities:
Government securities	14,599	—	—	14,599
Asset-backed securities	—	—	55	55
Corporate and other debt securities	640	12,491	—	13,131
	15,239	12,491	55	27,785
Equity shares	—	—	1	1
Total financial assets at fair value through other comprehensive income	15,239	12,491	56	27,786
Total financial assets carried at fair value, excluding derivatives	15,474	13,655	455	29,584
At 31 December 2020
Financial assets at fair value through profit or loss
Loans and advances to customers	—	—	1,511	1,511
Equity shares	159	4	—	163
Total financial assets at fair value through profit or loss	159	4	1,511	1,674
Financial assets at fair value through other comprehensive income
Debt securities:
Government securities	14,267	—	—	14,267
Asset-backed securities	—	—	65	65
Corporate and other debt securities	491	12,437	—	12,928
	14,758	12,437	65	27,260
Equity shares	—	—	—	—
Total financial assets at fair value through other comprehensive income	14,758	12,437	65	27,260
Total financial assets carried at fair value, excluding derivatives	14,917	12,441	1,576	28,934

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 41: FINANCIAL INSTRUMENTS (continued)

	Level 1	Level 2	Level 3	Total
The Bank	£m	£m	£m	£m
At 31 December 2021
Financial assets at fair value through profit or loss
Loans and advances to customers	—	1,088	33	1,121
Corporate and other debt securities	—	3,404	—	3,404
Equity shares	—	—	4	4
Total financial assets at fair value through profit or loss	—	4,492	37	4,529
Financial assets at fair value through other comprehensive income
Debt securities:
Government securities	14,445	—	—	14,445
Corporate and other debt securities	640	10,444	—	11,084
	15,085	10,444	—	25,529
Total financial assets at fair value through other comprehensive income	15,085	10,444	—	25,529
Total financial assets carried at fair value, excluding derivatives	15,085	14,936	37	30,058
At 31 December 2020
Financial assets at fair value through profit or loss
Loans and advances to customers	—	—	517	517
Corporate and other debt securities	—	1,203	—	1,203
Equity shares	—	4	—	4
Total financial assets at fair value through profit or loss	—	1,207	517	1,724
Financial assets at fair value through other comprehensive income
Debt securities:
Government securities	14,114	—	—	14,114
Corporate and other debt securities	491	10,042	—	10,533
	14,605	10,042	—	24,647
Total financial assets at fair value through other comprehensive income	14,605	10,042	—	24,647
Total financial assets carried at fair value, excluding derivatives	14,605	11,249	517	26,371

Movements in level 3 portfolio
The table below analyses movements in level 3 financial assets, excluding derivatives, carried at fair value (recurring measurement).

	2021			2020
	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Total level 3 assets carried at fair value, excluding derivatives (recurring basis)	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Total level 3 assets carried at fair value, excluding derivatives (recurring basis)
The Group	£m	£m	£m	£m	£m	£m
At 1 January	1,511	65	1,576	1,829	60	1,889
Exchange and other adjustments	2	(2)	—	85	3	88
Gains recognised in the income statement within other income	(72)	—	(72)	20	—	20
Gains recognised in other comprehensive income within the revaluation reserve in respect of financial assets at fair value through other comprehensive income	—	(2)	(2)	—	4	4
Purchases/increases to customer loans	397	—	397	303	—	303
Sales/repayments of customer loans	(794)	(5)	(799)	(677)	(2)	(679)
Transfers into the level 3 portfolio	4	—	4	—	—	—
Transfers out of the level 3 portfolio	(649)	—	(649)	(49)	—	(49)
At 31 December	399	56	455	1,511	65	1,576
Gains (losses) recognised in the income statement, within other income, relating to the change in fair value of those assets held at 31 December	(60)	—	(60)	103	—	103

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 41: FINANCIAL INSTRUMENTS (continued)

	2021			2020
	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Total level 3 assets carried at fair value, excluding derivatives (recurring basis)	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Total level 3 assets carried at fair value, excluding derivatives (recurring basis)
The Bank	£m	£m	£m	£m	£m	£m
At 1 January	517	—	517	409	—	409
Exchange and other adjustments	5	—	5	101	—	101
Gains recognised in the income statement within other income	6	—	6	5	—	5
(Losses) gains recognised in other comprehensive income within the revaluation reserve in respect of financial assets at fair value through other comprehensive income	—	—	—	—	—	—
Purchases/increases to customer loans	393	—	393	258	—	258
Sales/repayments of customer loans	(499)	—	(499)	(207)	—	(207)
Transfers into the level 3 portfolio	4	—	4	—	—	—
Transfers out of the level 3 portfolio	(389)	—	(389)	(49)	—	(49)
At 31 December	37	—	37	517	—	517
Gains (losses) recognised in the income statement, within other income, relating to the change in fair value of those assets held at 31 December	11	—	11	106	—	106
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
Where there is limited trading activity in debt securities, the Group uses valuation models, consensus pricing information from third-party pricing services and broker or lead manager quotes to determine an appropriate valuation. Debt securities are classified as level 3 if there is a significant valuation input that cannot be corroborated through market sources or where there are materially inconsistent values for an input. Asset classes classified as level 3 mainly comprise certain collateralised loan obligations and collateralised debt obligations.
(B)Financial liabilities, excluding derivatives
Valuation hierarchy
At 31 December 2021, the Group’s financial liabilities carried at fair value, excluding derivatives, comprised its financial liabilities at fair value through profit or loss and totalled £6,537 million (2020: £6,831 million). The table below analyses these financial liabilities by balance sheet classification and valuation methodology (level 1, 2 or 3, as described on page F-93). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and 2 during the year.

	Level 1	Level 2	Level 3	Total
The Group	£m	£m	£m	£m
At 31 December 2021
Financial liabilities at fair value through profit or loss
Debt securities in issue designated at fair value through profit or loss	—	6,504	33	6,537
Trading liabilities:
Other deposits	—	—	—	—
Short positions in securities	—	—	—	—
	—	—	—	—
Total financial liabilities carried at fair value, excluding derivatives	—	6,504	33	6,537
At 31 December 2020
Financial liabilities at fair value through profit or loss
Debt securities in issue designated at fair value through profit or loss	—	6,783	45	6,828
Trading liabilities:
Other deposits	—	2	—	2
Short positions in securities	1	—	—	1
	1	2	—	3
Total financial liabilities carried at fair value, excluding derivatives	1	6,785	45	6,831

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 41: FINANCIAL INSTRUMENTS (continued)

	Level 1	Level 2	Level 3	Total
The Bank	£m	£m	£m	£m
At 31 December 2021
Financial liabilities at fair value through profit or loss
Debt securities in issue designated at fair value through profit or loss	—	9,821	—	9,821
Trading liabilities:
Other deposits	—	—	—	—
Total financial liabilities carried at fair value, excluding derivatives	—	9,821	—	9,821
At 31 December 2020
Financial liabilities at fair value through profit or loss
Debt securities in issue designated at fair value through profit or loss	—	7,905	—	7,905
Trading liabilities:
Other deposits	—	2	—	2
Total financial liabilities carried at fair value, excluding derivatives	—	7,907	—	7,907

Movements in level 3 portfolio
The table below analyses movements in the level 3 financial liabilities portfolio, excluding derivatives.

	2021	2020
The Group	£m	£m
At 1 January	45	47
Gains recognised in the income statement within other income	(5)	—
Redemptions	(7)	(2)
At 31 December	33	45
Gains recognised in the income statement, within other income, relating to the change in fair value of those liabilities held at 31 December	(4)	—
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
In the year ended 31 December 2021, the own credit adjustment arising from the fair valuation of £6,537 million (2020: £6,828 million) of the Group’s debt securities in issue designated at fair value through profit or loss resulted in a loss of £86 million (2020: loss of £75 million), before tax, recognised in other comprehensive income.
Trading liabilities in respect of securities sold under repurchase agreements
The fair value of these liabilities is determined using discounted cash flow techniques. The discount rates are derived from observable repo curves specific to the type of security sold under the repurchase agreement.
(C)Derivatives
Valuation hierarchy
All of the Group’s derivative assets and liabilities are carried at fair value. At 31 December 2021, such assets totalled £5,511 million for the Group and £6,898 million for the Bank (2020: £8,341 million for the Group and £12,595 million for the Bank) and liabilities totalled £4,643 million for the Group and £6,102 million for the Bank (2020: £8,228 million for the Group and £11,072 million for the Bank). The table below analyses these derivative balances by valuation methodology (level 1, 2 or 3, as described on page F-93). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and level 2 during the year.

	2021				2020
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
The Group	£m	£m	£m	£m	£m	£m	£m	£m
Derivative assets	—	5,495	16	5,511	—	8,327	14	8,341
Derivative liabilities	—	(4,436)	(207)	(4,643)	—	(7,909)	(319)	(8,228)

	2021				2020
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
The Bank	£m	£m	£m	£m	£m	£m	£m	£m
Derivative assets	—	6,882	16	6,898	—	12,581	14	12,595
Derivative liabilities	—	(6,071)	(31)	(6,102)	—	(11,012)	(60)	(11,072)

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 41: FINANCIAL INSTRUMENTS (continued)
Movements in level 3 portfolio
The table below analyses movements in level 3 derivative assets and liabilities carried at fair value.

	2021		2020
	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
The Group	£m	£m	£m	£m
At 1 January	14	(319)	—	(297)
Exchange and other adjustments	—	—	—	—
Losses (gains) recognised in the income statement within other income	2	93	1	—
(Sales) redemptions	—	19	—	19
Transfers into the level 3 portfolio	—	—	13	(41)
Transfers out of the level 3 portfolio	—	—	—	—
At 31 December	16	(207)	14	(319)
Gains (losses) recognised in the income statement, within other income, relating to the change in fair value of those assets or liabilities held at 31 December	2	69	1	—

	2021		2020
	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
The Bank	£m	£m	£m	£m
At 1 January	14	(60)	—	—
Exchange and other adjustments	—	—	—	—
Losses (gains) recognised in the income statement within other income	2	29	1	(8)
(Sales) redemptions	—	—	—	—
Transfers into the level 3 portfolio	—	—	13	(52)
Transfers out of the level 3 portfolio	—	—	—	—
At 31 December	16	(31)	14	(60)
Gains (losses) recognised in the income statement, within other income, relating to the change in fair value of those assets or liabilities held at 31 December	2	29	1	(8)
Valuation methodology for derivatives
Where the Group’s derivative assets and liabilities are not traded on an exchange, they are valued using valuation techniques, including discounted cash flow and options pricing models, as appropriate. The types of derivatives classified as level 2 and the valuation techniques used include:
–Interest rate swaps which are valued using discounted cash flow models; the most significant inputs into those models are interest rate yield curves which are developed from publicly quoted rates
–Foreign exchange derivatives that do not contain options which are priced using rates available from publicly quoted sources
–Credit derivatives which are valued using standard models with observable inputs, except for the items classified as level 3, which are valued using publicly available yield and credit default swap (CDS) curves
–Less complex interest rate and foreign exchange option products which are valued using volatility surfaces developed from publicly available interest rate cap, interest rate swaption and other option volatilities; option volatility skew information is derived from a market standard consensus pricing service. For more complex option products, the Group calibrates its models using observable at-the-money data; where necessary, the Group adjusts for out-of-the-money positions using a market standard consensus pricing service
Complex interest rate and foreign exchange products where inputs to the valuation are significant, material and unobservable are classified as level 3.
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

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 41: FINANCIAL INSTRUMENTS (continued)
Derivative valuation adjustments
Derivative financial instruments which are carried in the balance sheet at fair value are adjusted where appropriate to reflect credit risk, market liquidity and other risks.
(i)Uncollateralised derivative valuation adjustments
The following table summarises the movement on this valuation adjustment account for the Group during 2020 and 2021:

	2021	2020
	£m	£m
At 1 January	242	214
Income statement charge (credit)	(88)	28
Transfers	—	—
At 31 December	154	242
Represented by:

	2021	2020
	£m	£m
Credit Valuation Adjustment	112	178
Debit Valuation Adjustment	(4)	(6)
Funding Valuation Adjustment	46	70
	154	242
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
The CVA is sensitive to:
–The current size of the mark-to-market position on the uncollateralised asset
–Expectations of future market volatility of the underlying asset
–Expectations of counterparty creditworthiness
Market Credit Default Swap (CDS) spreads are used to develop the probability of default for quoted counterparties. For unquoted counterparties, internal credit ratings and market sector CDS curves and recovery rates are used. The loss given default (LGD) is based on market recovery rates and internal credit assessments.
The combination of a one-notch deterioration in the credit rating of derivative counterparties and a ten per cent increase in LGD increases the CVA by £29 million. Current market value is used to estimate the projected exposure for products not supported by the model, which are principally complex interest rate options that are traded in very low volumes. For these, the CVA is calculated on an add-on basis (although no such adjustment was required at 31 December 2021).
The DVA is sensitive to:
–The current size of the mark-to-market position on the uncollateralised liability
–Expectations of future market volatility of the underlying liability
–The Group’s own CDS spread
A one per cent rise in the CDS spread would lead to an increase in the DVA of £11 million.
The risk exposures that are used for the CVA and DVA calculations are strongly influenced by interest rates. Due to the nature of the Group’s business the CVA/DVA exposures tend to be on average the same way around such that the valuation adjustments fall when interest rates rise. A one per cent rise in interest rates would lead to a £37 million fall in the overall valuation adjustment to £71 million. The CVA model used by the Group does not assume any correlation between the level of interest rates and default rates.
The Group has also recognised a Funding Valuation Adjustment to adjust for the net cost of funding uncollateralised derivative positions. This adjustment is calculated on the expected future exposure discounted at a suitable cost of funds. A ten basis points increase in the cost of funds will increase the funding valuation adjustment by £8 million.
(ii)Market liquidity
The Group includes mid to bid-offer valuation adjustments against the expected cost of closing out the net market risk in the Group’s trading positions within a time frame that is consistent with historical trading activity and spreads that the trading desks have accessed historically during the ordinary course of business in normal market conditions.
At 31 December 2021, the Group’s derivative trading business held mid to bid-offer valuation adjustments of £12 million (2020: £26 million).

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 41: FINANCIAL INSTRUMENTS (continued)
Sensitivity of level 3 valuations

			2021			2020
				Effect of reasonably possible alternative assumptions[2]			Effect of reasonably possible alternative assumptions[2]
	Valuation techniques	Significant unobservable inputs[1]	Carrying value	Favourable changes	Unfavourable changes	Carrying value	Favourable changes	Unfavourable changes
			£m	£m	£m	£m	£m	£m
Financial assets at fair value through profit or loss
Loans and advances to customers	Discounted cash flows	Interest rate spreads (bps) (+/-50bps)[3]	395	32	(30)	1,511	47	(45)
Equity investments		n/a	4	2	(2)	—	—	—
			399			1,511
Financial assets at fair value through other comprehensive income
Asset-backed securities	Lead manager or broker quote/consensus pricing	n/a	55	4	(4)	65	4	(4)
Equity investments		n/a	1	—	—	—	—	—
			56			65
Derivative financial assets
Interest rate derivatives	Option pricing model	Interest rate volatility (31%/59%)[4]	16	—	—	14	—	—
Level 3 financial assets carried at fair value			471			1,590
Financial liabilities at fair value through profit or loss
Securitisation notes	Discounted cash flows	Interest rate spreads (+/-50bps)[5]	33	1	(1)	45	1	(1)
Derivative financial liabilities
Interest rate derivatives	Option pricing model	Interest rate volatility (13%/168%)[6]	31	—	—	48	—	—
Shared appreciation right	Market values – property valuation	HPI (+/-1%)[7]	176	19	(18)	271	24	(22)
			207			319
Level 3 financial liabilities carried at fair value			240			364
1Ranges are shown where appropriate and represent the highest and lowest inputs used in the level 3 valuations.
2Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.
32020: -50bps/106bps
42020: 13%/128%
52020:+/- 50bps
62020: 33%/60%
72020:+/- 1%
Unobservable inputs
Significant unobservable inputs affecting the valuation of debt securities and derivatives are as follows:
–Interest rates and inflation rates are referenced in some derivatives where the payoff that the holder of the derivative receives depends on the behaviour of those underlying references through time
–Credit spreads represent the premium above the benchmark reference instrument required to compensate for lower credit quality; higher spreads lead to a lower fair value
–Volatility parameters represent key attributes of option behaviour; higher volatilities typically denote a wider range of possible outcomes
Reasonably possible alternative assumptions
Valuation techniques applied to many of the Group’s level 3 instruments often involve the use of two or more inputs whose relationship is interdependent. The calculation of the effect of reasonably possible alternative assumptions included in the table above reflects such relationships.
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

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 41: FINANCIAL INSTRUMENTS (continued)
(4)Financial assets and liabilities carried at amortised cost
(A)Financial assets
Valuation hierarchy
The table below analyses the fair values of the financial assets of the Group which are carried at amortised cost by valuation methodology (level 1, 2 or 3, as described on page F-93). Financial assets carried at amortised cost are mainly classified as level 3 due to significant unobservable inputs used in the valuation models. Where inputs are observable, debt securities are classified as level 1 or 2.

	Carrying value	Fair value	Valuation hierarchy
			Level 1	Level 2	Level 3
The Group	£m	£m	£m	£m	£m
At 31 December 2021
Loans and advances to banks and reverse repurchase agreements	7,474	7,474	—	2,996	4,478
Loans and advances to customers and reverse repurchase agreements	477,541	480,992	—	46,712	434,280
Debt securities	4,562	4,615	—	4,615	—
Due from fellow Lloyds Banking Group undertakings	739	739	—	—	739
Reverse repurchase agreements included in above amounts:
Loans and advances to banks and reverse repurchase agreements	2,996	2,996	—	2,996	—
Loans and advances to customers and reverse repurchase agreements	46,712	46,712	—	46,712	—
At 31 December 2020
Loans and advances to banks and reverse repurchase agreements	5,950	5,949	—	1,626	4,323
Loans and advances to customers and reverse repurchase agreements	480,141	479,518	—	54,447	425,071
Debt securities	5,137	5,129	—	5,129	—
Due from fellow Lloyds Banking Group undertakings	738	738	—	—	738
Reverse repurchase agreements included in above amounts:
Loans and advances to banks and reverse repurchase agreements	1,626	1,626	—	1,626	—
Loans and advances to customers and reverse repurchase agreements	54,447	54,447	—	54,447	—

	Carrying value	Fair value	Valuation hierarchy
			Level 1	Level 2	Level 3
The Bank	£m	£m	£m	£m	£m
At 31 December 2021
Loans and advances to banks and reverse repurchase agreements	7,287	7,287	—	2,996	4,291
Loans and advances to customers and reverse repurchase agreements	163,428	162,829	—	46,712	116,117
Debt securities	3,756	3,817	—	3,817	—
Due from fellow Lloyds Banking Group undertakings	108,424	108,424	—	—	108,424
Reverse repurchase agreements included in above amounts:
Loans and advances to banks and reverse repurchase agreements	2,996	2,996	—	2,996	—
Loans and advances to customers and reverse repurchase agreements	46,712	46,712	—	46,712	—
At 31 December 2020
Loans and advances to banks and reverse repurchase agreements	5,656	5,655	—	1,626	4,029
Loans and advances to customers and reverse repurchase agreements	178,269	176,523	—	54,447	122,076
Debt securities	4,315	4,315	—	4,315	—
Due from fellow Lloyds Banking Group undertakings	128,771	128,771	—	—	128,771
Reverse repurchase agreements included in above amounts:
Loans and advances to banks and reverse repurchase agreements	1,626	1,626	—	1,626	—
Loans and advances to customers and reverse repurchase agreements	54,447	54,447	—	54,447	—
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

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 41: FINANCIAL INSTRUMENTS (continued)
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
(B)Financial liabilities
Valuation hierarchy
The table below analyses the fair values of the financial liabilities of the Group which are carried at amortised cost by valuation methodology (level 1, 2 or 3, as described on page F-93).

	Carrying value	Fair value	Valuation hierarchy
			Level 1	Level 2	Level 3
The Group	£m	£m	£m	£m	£m
At 31 December 2021
Deposits from banks and repurchase agreements	33,448	33,449	—	33,449	—
Customer deposits and repurchase agreements	449,394	449,476	—	449,476	—
Due to fellow Lloyds Banking Group undertakings	1,490	1,490	—	1,490	—
Debt securities in issue	48,724	50,683	—	50,683	—
Subordinated liabilities	8,658	9,363	—	9,363	—
Repurchase agreements included in above amounts:
Deposits from banks and repurchase agreements	30,085	30,085	—	30,085	—
Customer deposits and repurchase agreements	21	21	—	21	—
At 31 December 2020
Deposits from banks and repurchase agreements	24,997	24,998	—	24,998	—
Customer deposits and repurchase agreements	434,569	434,740	—	427,663	7,077
Due to fellow Lloyds Banking Group undertakings	6,875	6,875	—	6,875	—
Debt securities in issue	59,293	62,931	—	62,931	—
Subordinated liabilities	9,242	10,275	—	10,275	—
Repurchase agreements included in above amounts:
Deposits from banks and repurchase agreements	18,767	18,767	—	18,767	—
Customer deposits and repurchase agreements	9,417	9,417	—	9,417	—

	Carrying value	Fair value	Valuation hierarchy
			Level 1	Level 2	Level 3
The Bank	£m	£m	£m	£m	£m
At 31 December 2021
Deposits from banks and repurchase agreements	2,825	2,825	—	2,825	—
Customer deposits and repurchase agreements	268,704	268,721	—	268,721	—
Due to fellow Lloyds Banking Group undertakings	22,872	22,872	—	22,872	—
Debt securities in issue	38,439	40,222	—	40,222	—
Subordinated liabilities	7,907	8,333	—	8,333	—
Repurchase agreements included in above amounts:
Deposits from banks and repurchase agreements	57	57	—	57	—
Customer deposits and repurchase agreements	21	21	—	21	—
At 31 December 2020
Deposits from banks and repurchase agreements	10,304	10,304	—	10,304	—
Customer deposits and repurchase agreements	264,473	264,497	—	264,497	—
Due to fellow Lloyds Banking Group undertakings	39,836	39,836	—	39,836	—
Debt securities in issue	48,109	50,824	—	50,824	—
Subordinated liabilities	7,751	8,387	—	8,387	—
Repurchase agreements included in above amounts:
Deposits from banks and repurchase agreements	5,087	5,087	—	5,087	—
Customer deposits and repurchase agreements	9,417	9,417	—	9,417	—

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 41: FINANCIAL INSTRUMENTS (continued)
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
(5)Reclassifications of financial assets
There have been no reclassifications of financial assets in 2020 or 2021.
NOTE 42: TRANSFERS OF FINANCIAL ASSETS
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
As set out in note 25, included within financial assets measured at amortised cost are loans transferred under the Group’s securitisation and covered bond programmes. As the Group retains all or a majority of the risks and rewards associated with these loans, including credit, interest rate, prepayment and liquidity risk, they remain on the Group’s balance sheet. Assets transferred into the Group’s securitisation and covered bond programmes are not available to be used by the Group while the assets are within the programmes. However, the Group retains the right to remove loans from the covered bond programmes where they are in excess of the programme’s requirements. In addition, where the Group has retained some of the notes issued by securitisation and covered bond programmes, the Group has the ability to sell or pledge these retained notes.
The table below sets out the carrying values of the transferred assets and the associated liabilities. For repurchase and securities lending transactions, the associated liabilities represent the Group’s obligation to repurchase the transferred assets. For securitisation programmes, the associated liabilities represent the external notes in issue (note 25). The liabilities shown in the table below have recourse to the transferred assets.

	2021		2020
	Carrying value of transferred assets	Carrying value of associated liabilities	Carrying value of transferred assets	Carrying value of associated liabilities
The Group	£m	£m	£m	£m
Repurchase and securities lending transactions
Financial assets at fair value through profit or loss	—	—	—	—
Financial assets at fair value through other comprehensive income	7,706	5,039	7,475	5,105
Securitisation programmes
Financial assets at amortised cost:
Loans and advances to customers[1]	30,965	3,705	34,584	4,481
1The carrying value of associated liabilities for the Group excludes securitisation notes held by the Group of £23,521 million (31 December 2020: £27,418 million).

	2021		2020
	Carrying value of transferred assets	Carrying value of associated liabilities	Carrying value of transferred assets	Carrying value of associated liabilities
The Bank	£m	£m	£m	£m
Repurchase and securities lending transactions
Financial assets at fair value through profit or loss	—	—	3,244	1,869
Financial assets at fair value through other comprehensive income	8,626	5,745	4,889	3,895
Securitisation programmes
Financial assets at amortised cost:
Loans and advances to customers[1]	2,847	176	4,072	—
1The carrying value of transferred assets for the Bank includes amounts relating to assets transferred to structured entities which are fully consolidated into the Group. The liabilities associated with such assets are issued by the structured entities.

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 43: OFFSETTING OF FINANCIAL ASSETS AND LIABILITIES
The following information relates to financial assets and liabilities which have been offset in the balance sheet and those which have not been offset but for which the Group has enforceable master netting agreements or collateral arrangements in place with counterparties.

				Related amounts where set off in the balance sheet not permitted[3]		Potential net amounts if offset of related amounts permitted
	Gross amounts of assets and liabilities[1]	Amount offset in the balance sheet[2]	Net amounts presented in the balance sheet	Cash collateral received/ pledged	Non-cash collateral received/ pledged
	£m	£m	£m	£m	£m	£m
At 31 December 2021
Financial assets
Financial assets at fair value through profit or loss	1,798	—	1,798	—	(35)	1,763
Derivative financial instruments	33,665	(28,154)	5,511	(1,621)	(2,733)	1,157
Loans and advances to banks and reverse repurchase agreements:
Loans and advances to banks	4,478	—	4,478	(350)	—	4,128
Reverse repurchase agreements	4,179	(1,183)	2,996	—	(2,996)	—
	8,657	(1,183)	7,474	(350)	(2,996)	4,128
Loans and advances to customers and reverse repurchase agreements:
Loans and advances to customers	431,994	(1,165)	430,829	(102)	(1,506)	429,221
Reverse repurchase agreements	55,466	(8,754)	46,712	—	(46,712)	—
	487,460	(9,919)	477,541	(102)	(48,218)	429,221
Debt securities	4,562	—	4,562	—	(267)	4,295
Financial assets at fair value through other comprehensive income	27,786	—	27,786	—	(4,981)	22,805
Financial liabilities
Deposits from banks and repurchase agreements:
Deposits from banks	3,363	—	3,363	(1,404)	—	1,959
Repurchase agreements	31,268	(1,183)	30,085	—	(30,085)	—
	34,631	(1,183)	33,448	(1,404)	(30,085)	1,959
Customer deposits and repurchase agreements:
Customer deposits	450,538	(1,165)	449,373	(217)	(1,506)	447,650
Repurchase agreements	8,775	(8,754)	21	—	(21)	—
	459,313	(9,919)	449,394	(217)	(1,527)	447,650
Financial liabilities at fair value through profit or loss	6,537	—	6,537	—	—	6,537
Derivative financial instruments	32,797	(28,154)	4,643	(452)	(4,191)	—
1After impairment allowance.
2The amounts offset in the balance sheet as shown above mainly represent derivatives and repurchase agreements with central clearing houses which meet the criteria for offsetting under IAS 32.
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

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 43: OFFSETTING OF FINANCIAL ASSETS AND LIABILITIES (continued)

				Related amounts where set off in the balance sheet not permitted[3]		Potential net amounts if offset of related amounts permitted
	Gross amounts of assets and liabilities[1]	Amount offset in the balance sheet[2]	Net amounts presented in the balance sheet	Cash collateral received/ pledged	Non-cash collateral received/ pledged
	£m	£m	£m	£m	£m	£m
At 31 December 2020
Financial assets
Financial assets at fair value through profit or loss	1,674	—	1,674	—	—	1,674
Derivative financial instruments	67,428	(59,087)	8,341	(2,702)	(3,555)	2,084
Loans and advances to banks and reverse repurchase agreements:
Loans and advances to banks	4,324	—	4,324	(1,023)	—	3,301
Reverse repurchase agreements	1,634	(8)	1,626	—	(1,626)	—
	5,958	(8)	5,950	(1,023)	(1,626)	3,301
Loans and advances to customers and reverse repurchase agreements:
Loans and advances to customers	426,104	(410)	425,694	(837)	(2,762)	422,095
Reverse repurchase agreements	59,856	(5,409)	54,447	—	(54,447)	—
	485,960	(5,819)	480,141	(837)	(57,209)	422,095
Debt securities	5,137	—	5,137	—	—	5,137
Financial assets at fair value through other comprehensive income	27,260	—	27,260	—	(5,132)	22,128
Financial liabilities
Deposits from banks and repurchase agreements:
Deposits from banks	6,230	—	6,230	(2,351)	—	3,879
Repurchase agreements	18,775	(8)	18,767	—	(18,767)	—
	25,005	(8)	24,997	(2,351)	(18,767)	3,879
Customer deposits and repurchase agreements:
Customer deposits	426,874	(1,722)	425,152	(350)	(2,762)	422,040
Repurchase agreements	14,826	(5,409)	9,417	—	(9,417)	—
	441,700	(7,131)	434,569	(350)	(12,179)	422,040
Financial liabilities at fair value through profit or loss	6,831	—	6,831	—	—	6,831
Derivative financial instruments	66,003	(57,775)	8,228	(1,860)	(4,849)	1,519
1After impairment allowance.
2The amounts offset in the balance sheet as shown above mainly represent derivatives and repurchase agreements with central clearing houses which meet the criteria for offsetting under IAS 32.
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
NOTE 44: FINANCIAL RISK MANAGEMENT
Financial instruments are fundamental to the Group’s activities and, as a consequence, the risks associated with financial instruments represent a significant component of the risks faced by the Group.
The primary risks affecting the Group through its use of financial instruments are: market risk, which includes interest rate risk and foreign exchange risk; credit risk; liquidity risk and capital risk. The following disclosures provide quantitative and qualitative information about the Group's exposure to these risks.
Credit risk
The Group’s credit risk exposure arises in respect of the instruments below and predominantly in the United Kingdom. Credit risk appetite is set at Board level and is described and reported through a suite of metrics devised from a combination of accounting and credit portfolio performance measures, which include the use of various credit risk rating systems as inputs and assess credit risk at a counterparty level using three components: (i) the probability of default by the counterparty on its contractual obligations; (ii) the current exposures to the counterparty and their likely future development, from which the Group derives the exposure at default; and (iii) the likely loss ratio on the defaulted obligations, the loss given default. The Group uses a range of approaches to mitigate credit risk, including internal control policies, obtaining collateral, using master netting agreements and other credit risk transfers, such as asset sales and credit derivative based transactions.

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 44: FINANCIAL RISK MANAGEMENT (continued)
(A)Maximum credit exposure
The maximum credit risk exposure of the Group and the Bank in the event of other parties failing to perform their obligations is detailed below. No account is taken of any collateral held and the maximum exposure to loss is considered to be the balance sheet carrying amount or, for non-derivative off-balance sheet transactions and financial guarantees, their contractual nominal amounts.

The Group	2021			2020
	Maximum exposure	Offset[1]	Net exposure	Maximum exposure	Offset[1]	Net exposure
	£m	£m	£m	£m	£m	£m
Financial assets at fair value through profit or loss[2]	1,559	—	1,559	1,511	—	1,511
Derivative financial instruments	5,511	(2,369)	3,142	8,341	(3,373)	4,968
Financial assets at amortised cost, net[3]:
Loans and advances to banks and reverse repurchase agreements, net[3]	7,474	—	7,474	5,950	—	5,950
Loans and advances to customers and reverse repurchase agreements, net[3]	477,541	(1,506)	476,035	480,141	(2,762)	477,379
Debt securities, net[3]	4,562	—	4,562	5,137	—	5,137
	489,577	(1,506)	488,071	491,228	(2,762)	488,466
Financial assets at fair value through other comprehensive income[2]	27,785	—	27,785	27,260	—	27,260
Off-balance sheet items:
Acceptances and endorsements	21	—	21	73	—	73
Other items serving as direct credit substitutes	433	—	433	221	—	221
Performance bonds, including letters of credit, and other transaction-related contingencies	1,886	—	1,886	2,070	—	2,070
Irrevocable commitments and guarantees	55,690	—	55,690	59,240	—	59,240
	58,030	—	58,030	61,604	—	61,604
	582,462	(3,875)	578,587	589,944	(6,135)	583,809
1Offset items comprise deposit amounts available for offset, and amounts available for offset under master netting arrangements, that do not meet the criteria under IAS 32 to enable loans and advances and derivative assets respectively to be presented net of these balances in the financial statements.
2Excluding equity shares.
3Amounts shown net of related impairment allowances.

The Bank	2021			2020
	Maximum exposure	Offset[1]	Net exposure	Maximum exposure	Offset[1]	Net exposure
	£m	£m	£m	£m	£m	£m
Financial assets at fair value through profit or loss[2]:
Loans and advances	1,121	—	1,121	517	—	517
Debt securities, treasury and other bills	3,404	—	3,404	1,203	—	1,203
	4,525	—	4,525	1,720	—	1,720
Derivative financial instruments	6,898	(2,019)	4,879	12,595	(2,752)	9,843
Financial assets at amortised cost, net[3]
Loans and advances to banks and reverse repurchase agreements, net[3]	7,287	—	7,287	5,656	—	5,656
Loans and advances to customers and reverse repurchase agreements, net[3]	163,428	(1,201)	162,227	178,269	(2,156)	176,113
Debt securities, net[3]	3,756	—	3,756	4,315	—	4,315
	174,471	(1,201)	173,270	188,240	(2,156)	186,084
Financial assets at fair value through other comprehensive income	25,529	—	25,529	24,647	—	24,647
Off-balance sheet items:
Acceptances and endorsements	21	—	21	73	—	73
Other items serving as direct credit substitutes	375	—	375	203	—	203
Performance bonds, including letters of credit, and other transaction-related contingencies	1,681	—	1,681	1,817	—	1,817
Irrevocable commitments and guarantees	30,653	—	30,653	32,847	—	32,847
	32,730	—	32,730	34,940	—	34,940
	244,153	(3,220)	240,933	262,142	(4,908)	257,234
1Offset items comprise deposit amounts available for offset, and amounts available for offset under master netting arrangements, that do not meet the criteria under IAS 32 to enable loans and advances and derivative assets respectively to be presented net of these balances in the financial statements.
2Excluding equity shares.
3Amounts shown net of related impairment allowances.

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 44: FINANCIAL RISK MANAGEMENT (continued)
(B)Concentrations of exposure
The Group’s management of concentration risk includes single name, industry sector and country limits as well as controls over the Group’s overall exposure to certain products. As part of its credit risk policy, the Group considers sustainability risk (which incorporates Environmental (including climate), Social and Governance) in the assessment of Commercial Banking facilities.
At 31 December 2021 the most significant concentrations of exposure were in mortgages (comprising 66 per cent of total loans and advances to customers) and to financial, business and other services (comprising 14 per cent of the total).
Loans and advances to customers

	The Group		The Bank
	2021	2020	2021	2020
	£m	£m	£m	£m
Agriculture, forestry and fishing	7,728	7,835	2,901	3,039
Energy and water supply	1,962	1,274	1,890	1,189
Manufacturing	3,505	4,455	3,113	3,770
Construction	4,325	5,046	3,613	4,022
Transport, distribution and hotels	13,367	14,229	10,001	10,160
Postal and telecommunications	1,857	2,261	1,506	1,689
Property companies	23,156	25,092	19,934	21,629
Financial, business and other services	65,849	77,271	63,929	73,987
Personal:
Mortgages[1]	318,422	305,966	46,089	49,574
Other	24,546	25,295	8,674	8,502
Lease financing	843	1,047	20	30
Hire purchase	15,785	16,071	2,934	2,959
Total loans and advances to customers and reverse repurchase agreements before allowance for impairment losses	481,345	485,842	164,604	180,550
Allowance for impairment losses (note 15)	(3,804)	(5,701)	(1,176)	(2,281)
Total loans and advances to customers and reverse repurchase agreements	477,541	480,141	163,428	178,269
1Includes both UK and overseas mortgage balances.
The Group’s operations are predominantly UK-based and as a result an analysis of credit risk exposures by geographical region is not provided.
(C)Credit quality of assets
Loans and advances
The analysis of lending has been prepared based on the division in which the asset is held; with the business segment in which the exposure is recorded reflected in the ratings system applied. The internal credit ratings systems used by the Group differ between Retail and Commercial, reflecting the characteristics of these exposures and the way that they are managed internally; these credit ratings are set out below. All probabilities of default (PDs) include forward-looking information and are based on 12-month values, with the exception of credit-impaired.

Retail		Commercial
Quality classification	IFRS 9 PD range	Quality classification	IFRS 9 PD range
RMS 1-6	0.00-4.50%	CMS 1-10	0.00-0.50%
RMS 7-9	4.51-14.00%	CMS 11-14	0.51-3.00%
RMS 10	14.01-20.00%	CMS 15-18	3.01-20.00%
RMS 11-13	20.01-99.99%	CMS 19	20.01-99.99%
RMS 14	100.00%	CMS 20-23	100.00%
Stage 3 assets of the Group include balances of £650 million (2020: £179 million) (with outstanding amounts due of £1,279 million (2020: £732 million)) which have been subject to a partial write-off and where the Group continues to enforce recovery action.
Stage 2 and Stage 3 assets of the Group with a carrying amount of £1,540 million (2020: £22,200 million) were modified during the year. No material gain or loss was recognised by the Group.
As at 31 December 2021 assets that had been previously modified while classified as Stage 2 or Stage 3 and were classified as Stage 1 amounted to £6,657 million (not material at 31 December 2020).

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 44: FINANCIAL RISK MANAGEMENT (continued)

	Drawn exposures					Expected credit loss allowance
The Group - Gross drawn exposures and expected credit loss allowance	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2021
Loans and advances to banks and reverse repurchase agreements
CMS 1-10	7,472	—	—	—	7,472	—	—	—	—	—
CMS 11-14	2	—	—	—	2	—	—	—	—	—
CMS 15-18	—	—	—	—	—	—	—	—	—	—
CMS 19	—	—	—	—	—	—	—	—	—	—
CMS 20-23	—	—	—	—	—	—	—	—	—	—
	7,474	—	—	—	7,474	—	—	—	—	—
Loans and advances to customers and reverse repurchase agreements
Retail - UK mortgages
RMS 1-6	273,620	18,073	—	—	291,693	48	250	—	—	298
RMS 7-9	9	2,258	—	—	2,267	—	64	—	—	64
RMS 10	—	355	—	—	355	—	15	—	—	15
RMS 11-13	—	1,112	—	—	1,112	—	65	—	—	65
RMS 14	—	—	1,940	10,977	12,917	—	—	184	210	394
	273,629	21,798	1,940	10,977	308,344	48	394	184	210	836
Retail - credit cards
RMS 1-6	11,252	1,107	—	—	12,359	67	43	—	—	110
RMS 7-9	896	623	—	—	1,519	29	71	—	—	100
RMS 10	—	112	—	—	112	—	22	—	—	22
RMS 11-13	—	235	—	—	235	—	82	—	—	82
RMS 14	—	—	292	—	292	—	—	128	—	128
	12,148	2,077	292	—	14,517	96	218	128	—	442
Retail - loans and overdrafts
RMS 1-6	7,220	501	—	—	7,721	84	23	—	—	107
RMS 7-9	938	286	—	—	1,224	39	33	—	—	72
RMS 10	18	74	—	—	92	2	14	—	—	16
RMS 11-13	5	244	—	—	249	1	83	—	—	84
RMS 14	—	—	271	—	271	—	—	139	—	139
	8,181	1,105	271	—	9,557	126	153	139	—	418
Retail - UK Motor Finance
RMS 1-6	11,662	1,309	—	—	12,971	101	25	—	—	126
RMS 7-9	583	298	—	—	881	5	15	—	—	20
RMS 10	—	69	—	—	69	—	7	—	—	7
RMS 11-13	2	152	—	—	154	—	27	—	—	27
RMS 14	—	—	201	—	201	—	—	116	—	116
	12,247	1,828	201	—	14,276	106	74	116	—	296
Retail - other
RMS 1-6	14,979	754	—	—	15,733	21	10	—	—	31
RMS 7-9	1,258	593	—	—	1,851	5	27	—	—	32
RMS 10	—	2	—	—	2	—	—	—	—	—
RMS 11-13	177	610	—	—	787	—	21	—	—	21
RMS 14	—	—	778	—	778	—	—	55	—	55
	16,414	1,959	778	—	19,151	26	58	55	—	139
Total Retail	322,619	28,767	3,482	10,977	365,845	402	897	622	210	2,131

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 44: FINANCIAL RISK MANAGEMENT (continued)

The Group - Gross drawn exposures and expected credit loss allowance continued	Drawn exposures					Expected credit loss allowance
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2021
Commercial Banking
CMS 1-10	28,600	186	—	—	28,786	18	1	—	—	19
CMS 11-14	29,950	3,315	—	—	33,265	75	75	—	—	150
CMS 15-18	766	2,327	—	—	3,093	9	119	—	—	128
CMS 19	—	255	—	—	255	—	18	—	—	18
CMS 20-23	—	—	2,862	—	2,862	—	—	942	—	942
	59,316	6,083	2,862	—	68,261	102	213	942	—	1,257
Other[1]
RMS 1-6	898	34	—	—	932	5	2	—	—	7
RMS 7-9	—	—	—	—	—	—	—	—	—	—
RMS 10	—	—	—	—	—	—	—	—	—	—
RMS 11-13	—	—	—	—	—	—	—	—	—	—
RMS 14	—	—	62	—	62	—	—	9	—	9
	898	34	62	—	994	5	2	9	—	16
CMS 1-10	46,243	—	—	—	46,243	—	—	—	—	—
CMS 11-14	—	—	—	—	—	—	—	—	—	—
CMS 15-18	—	—	—	—	—	—	—	—	—	—
CMS 19	2	—	—	—	2	—	—	—	—	—
CMS 20-23	—	—	—	—	—	—	—	—	—	—
	46,245	—	—	—	46,245	—	—	—	—	—
Central adjustment	—	—	—	—	—	400	—	—	—	400
Total loans and advances to customers and reverse repurchase agreements	429,078	34,884	6,406	10,977	481,345	909	1,112	1,573	210	3,804

In respect of:
Retail	322,619	28,767	3,482	10,977	365,845	402	897	622	210	2,131
Commercial Banking	59,316	6,083	2,862	—	68,261	102	213	942	—	1,257
Other[1]	47,143	34	62	—	47,239	405	2	9	—	416
Total loans and advances to customers and reverse repurchase agreements	429,078	34,884	6,406	10,977	481,345	909	1,112	1,573	210	3,804
1Contains mainly reverse repurchase agreement balances and certain hedging adjustments.

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 44: FINANCIAL RISK MANAGEMENT (continued)

The Group - Gross undrawn exposures and expected credit loss allowance	Undrawn exposures					Expected credit loss allowance
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2021
Loans and advances to customers and reverse repurchase agreements
Retail - UK mortgages
RMS 1-6	16,971	92	—	—	17,063	1	—	—	—	1
RMS 7-9	—	3	—	—	3	—	—	—	—	—
RMS 10	—	—	—	—	—	—	—	—	—	—
RMS 11-13	—	—	—	—	—	—	—	—	—	—
RMS 14	—	—	13	72	85	—	—	—	—	—
	16,971	95	13	72	17,151	1	—	—	—	1
Retail - credit cards
RMS 1-6	56,666	2,241	—	—	58,907	45	24	—	—	69
RMS 7-9	457	172	—	—	629	3	3	—	—	6
RMS 10	—	31	—	—	31	—	1	—	—	1
RMS 11-13	—	58	—	—	58	—	3	—	—	3
RMS 14	—	—	55	—	55	—	—	—	—	—
	57,123	2,502	55	—	59,680	48	31	—	—	79
Retail - loans and overdrafts
RMS 1-6	6,303	231	—	—	6,534	9	4	—	—	13
RMS 7-9	97	48	—	—	145	1	5	—	—	6
RMS 10	1	11	—	—	12	—	2	—	—	2
RMS 11-13	—	29	—	—	29	—	6	—	—	6
RMS 14	—	—	18	—	18	—	—	—	—	—
	6,401	319	18	—	6,738	10	17	—	—	27
Retail - UK Motor Finance
RMS 1-6	1,457	—	—	—	1,457	2	—	—	—	2
RMS 7-9	527	—	—	—	527	—	—	—	—	—
RMS 10	—	—	—	—	—	—	—	—	—	—
RMS 11-13	1	—	—	—	1	—	—	—	—	—
RMS 14	—	—	—	—	—	—	—	—	—	—
	1,985	—	—	—	1,985	2	—	—	—	2
Retail - other
RMS 1-6	1,413	25	—	—	1,438	14	—	—	—	6
RMS 7-9	50	27	—	—	77	5	5	—	—	10
RMS 10	—	—	—	—	—	—	—	—	—	—
RMS 11-13	—	6	—	—	6	—	2	—	—	2
RMS 14	—	—	1	—	1	—	—	—	—	—
	1,463	58	1	—	1,522	19	7	—	—	26
Total Retail	83,943	2,974	87	72	87,076	80	55	—	—	135

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 44: FINANCIAL RISK MANAGEMENT (continued)

The Group - Gross undrawn exposures and expected credit loss allowance continued	Undrawn exposures					Expected credit loss allowance
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2021
Commercial Banking
CMS 1-10	31,757	32	—	—	31,789	7	—	—	—	7
CMS 11-14	6,225	1,203	—	—	7,428	14	18	—	—	32
CMS 15-18	188	320	—	—	508	1	12	—	—	13
CMS 19	—	27	—	—	27	—	1	—	—	1
CMS 20-23	—	—	66	—	66	—	—	5	—	5
	38,170	1,582	66	—	39,818	22	31	5	—	58
Other
RMS 1-6	289	—	—	—	289	—	—	—	—	—
RMS 7-9	—	—	—	—	—	—	—	—	—	—
RMS 10	—	—	—	—	—	—	—	—	—	—
RMS 11-13	—	—	—	—	—	—	—	—	—	—
RMS 14	—	—	—	—	—	—	—	—	—	—
	289	—	—	—	289	—	—	—	—	—
CMS 1-10	501	—	—	—	501	1	—	—	—	1
CMS 11-14	—	—	—	—	—	—	—	—	—	—
CMS 15-18	—	—	—	—	—	—	—	—	—	—
CMS 19	—	—	—	—	—	—	—	—	—	—
CMS 20-23	—	—	—	—	—	—	—	—	—	—
	501	—	—	—	501	1	—	—	—	1
Total loans and advances to customers and reverse repurchase agreements	122,903	4,556	153	72	127,684	103	86	5	—	194

In respect of:
Retail	83,943	2,974	87	72	87,076	80	55	—	—	135
Commercial Banking	38,170	1,582	66	—	39,818	22	31	5	—	58
Other	790	—	—	—	790	1	—	—	—	1
Total loans and advances to customers and reverse repurchase agreements	122,903	4,556	153	72	127,684	103	86	5	—	194

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 44: FINANCIAL RISK MANAGEMENT (continued)

	Drawn exposures					Expected credit loss allowance
The Group - Gross drawn exposures and expected credit loss allowance	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2020
Loans and advances to banks and reverse repurchase agreements
CMS 1-10	5,951	—	—	—	5,951	4	—	—	—	4
CMS 11-14	3	—	—	—	3	—	—	—	—	—
CMS 15-18	—	—	—	—	—	—	—	—	—	—
CMS 19	—	—	—	—	—	—	—	—	—	—
CMS 20-23	—	—	—	—	—	—	—	—	—	—
	5,954	—	—	—	5,954	4	—	—	—	4
Loans and advances to customers and reverse repurchase agreements
Retail - UK mortgages
RMS 1-6	251,372	21,010	—	—	272,382	103	247	—	—	350
RMS 7-9	46	4,030	—	—	4,076	1	66	—	—	67
RMS 10	—	907	—	—	907	—	25	—	—	25
RMS 11-13	—	3,071	—	—	3,071	—	130	—	—	130
RMS 14	—	—	1,859	12,511	14,370	—	—	191	261	452
	251,418	29,018	1,859	12,511	294,806	104	468	191	261	1,024
Retail - credit cards
RMS 1-6	9,619	1,284	—	—	10,903	75	57	—	—	132
RMS 7-9	1,603	1,137	—	—	2,740	66	138	—	—	204
RMS 10	274	343	—	—	617	14	70	—	—	84
RMS 11-13	—	509	—	—	509	—	193	—	—	193
RMS 14	—	—	340	—	340	—	—	153	—	153
	11,496	3,273	340	—	15,109	155	458	153	—	766
Retail - loans and overdrafts
RMS 1-6	5,559	291	—	—	5,850	80	15	—	—	95
RMS 7-9	1,990	580	—	—	2,570	99	66	—	—	165
RMS 10	116	181	—	—	297	13	36	—	—	49
RMS 11-13	45	467	—	—	512	9	178	—	—	187
RMS 14	—	—	307	—	307	—	—	147	—	147
	7,710	1,519	307	—	9,536	201	295	147	—	643
Retail - UK Motor Finance
RMS 1-6	12,035	1,396	—	—	13,431	187	46	—	—	233
RMS 7-9	738	456	—	—	1,194	7	33	—	—	40
RMS 10	—	171	—	—	171	—	30	—	—	30
RMS 11-13	13	193	—	—	206	—	62	—	—	62
RMS 14	—	—	199	—	199	—	—	133	—	133
	12,786	2,216	199	—	15,201	194	171	133	—	498
Retail - other
RMS 1-6	14,952	482	—	—	15,434	19	19	—	—	38
RMS 7-9	2,418	334	—	—	2,752	11	39	—	—	50
RMS 10	—	21	—	—	21	—	1	—	—	1
RMS 11-13	509	467	—	—	976	—	40	—	—	40
RMS 14	—	—	184	—	184	—	—	59	—	59
	17,879	1,304	184	—	19,367	30	99	59	—	188
Total Retail	301,289	37,330	2,889	12,511	354,019	684	1,491	683	261	3,119

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 44: FINANCIAL RISK MANAGEMENT (continued)

The Group - Gross drawn exposures and expected credit loss allowance continued	Drawn exposures					Expected credit loss allowance
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2020
Commercial Banking
CMS 1-10	22,218	177	—	—	22,395	23	2	—	—	25
CMS 11-14	30,023	6,662	—	—	36,685	135	106	—	—	241
CMS 15-18	4,656	6,430	—	—	11,086	96	397	—	—	493
CMS 19	—	669	—	—	669	—	129	—	—	129
CMS 20-23	—	—	3,485	—	3,485	—	—	1,273	—	1,273
	56,897	13,938	3,485	—	74,320	254	634	1,273	—	2,161
Other[1]
RMS 1-6	822	12	—	—	834	9	—	—	—	9
RMS 7-9	—	—	—	—	—	—	—	—	—	—
RMS 10	—	—	—	—	—	—	—	—	—	—
RMS 11-13	—	—	—	—	—	—	—	—	—	—
RMS 14	—	—	59	—	59	—	—	12	—	12
	822	12	59	—	893	9	—	12	—	21
CMS 1-10	56,362	—	—	—	56,362	—	—	—	—	—
CMS 11-14	236	—	—	—	236	—	—	—	—	—
CMS 15-18	—	—	—	—	—	—	—	—	—	—
CMS 19	2	—	—	—	2	—	—	—	—	—
CMS 20-23	—	—	10	—	10	—	—	—	—	—
	56,600	—	10	—	56,610	—	—	—	—	—
Central adjustment	—	—	—	—	—	400	—	—	—	400
Total loans and advances to customers and reverse repurchase agreements	415,608	51,280	6,443	12,511	485,842	1,347	2,125	1,968	261	5,701

In respect of:
Retail	301,289	37,330	2,889	12,511	354,019	684	1,491	683	261	3,119
Commercial Banking	56,897	13,938	3,485	—	74,320	254	634	1,273	—	2,161
Other[1]	57,422	12	69	—	57,503	409	—	12	—	421
Total loans and advances to customers and reverse repurchase agreements	415,608	51,280	6,443	12,511	485,842	1,347	2,125	1,968	261	5,701
1Contains mainly reverse repurchase agreement balances and certain hedging adjustments.

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 44: FINANCIAL RISK MANAGEMENT (continued)

	Undrawn exposures					Expected credit loss allowance
The Group - Gross undrawn exposures and expected credit loss allowance	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2020
Loans and advances to customers and reverse repurchase agreements
Retail - UK mortgages
RMS 1-6	19,347	109	—	—	19,456	3	—	—	—	3
RMS 7-9	1	6	—	—	7	—	—	—	—	—
RMS 10	—	2	—	—	2	—	—	—	—	—
RMS 11-13	—	1	—	—	1	—	—	—	—	—
RMS 14	—	—	10	74	84	—	—	—	—	—
	19,348	118	10	74	19,550	3	—	—	—	3
Retail - credit cards
RMS 1-6	54,694	3,044	—	—	57,738	67	46	—	—	113
RMS 7-9	772	463	—	—	1,235	11	8	—	—	19
RMS 10	602	282	—	—	884	7	11	—	—	18
RMS 11-13	—	85	—	—	85	—	7	—	—	7
RMS 14	—	—	56	—	56	—	—	—	—	—
	56,068	3,874	56	—	59,998	85	72	—	—	157
Retail - loans and overdrafts
RMS 1-6	6,070	315	—	—	6,385	14	7	—	—	21
RMS 7-9	269	139	—	—	408	8	14	—	—	22
RMS 10	13	35	—	—	48	1	7	—	—	8
RMS 11-13	3	69	—	—	72	—	21	—	—	21
RMS 14	—	—	18	—	18	—	—	—	—	—
	6,355	558	18	—	6,931	23	49	—	—	72
Retail - UK Motor Finance
RMS 1-6	1,275	—	—	—	1,275	2	—	—	—	2
RMS 7-9	381	3	—	—	384	1	—	—	—	1
RMS 10	—	—	—	—	—	—	—	—	—	—
RMS 11-13	1	—	—	—	1	—	—	—	—	—
RMS 14	—	—	—	—	—	—	—	—	—	—
	1,657	3	—	—	1,660	3	—	—	—	3
Retail - other
RMS 1-6	1,672	23	—	—	1,695	7	5	—	—	12
RMS 7-9	140	36	—	—	176	9	13	—	—	22
RMS 10	—	—	—	—	—	—	—	—	—	—
RMS 11-13	—	10	—	—	10	—	7	—	—	7
RMS 14	—	—	1	—	1	—	—	—	—	—
	1,812	69	1	—	1,882	16	25	—	—	41
Total Retail	85,240	4,622	85	74	90,021	130	146	—	—	276

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 44: FINANCIAL RISK MANAGEMENT (continued)

The Group - Gross undrawn exposures and expected credit loss allowance continued	Undrawn exposures					Expected credit loss allowance
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2020
Commercial Banking
CMS 1-10	29,039	—	—	—	29,039	13	—	—	—	13
CMS 11-14	9,612	1,614	—	—	11,226	31	16	—	—	47
CMS 15-18	934	1,291	—	—	2,225	16	47	—	—	63
CMS 19	—	92	—	—	92	—	12	—	—	12
CMS 20-23	—	—	195	—	195	—	—	14	—	14
	39,585	2,997	195	—	42,777	60	75	14	—	149
Other
RMS 1-6	299	—	—	—	299	1	—	—	—	1
RMS 7-9	—	—	—	—	—	—	—	—	—	—
RMS 10	—	—	—	—	—	—	—	—	—	—
RMS 11-13	—	—	—	—	—	—	—	—	—	—
RMS 14	—	—	—	—	—	—	—	—	—	—
	299	—	—	—	299	1	—	—	—	1
CMS 1-10	501	—	—	—	501	—	—	—	—	—
CMS 11-14	—	—	—	—	—	—	—	—	—	—
CMS 15-18	—	—	—	—	—	—	—	—	—	—
CMS 19	—	—	—	—	—	—	—	—	—	—
CMS 20-23	—	—	—	—	—	—	—	—	—	—
	501	—	—	—	501	—	—	—	—	—
Total loans and advances to customers and reverse repurchase agreements	125,625	7,619	280	74	133,598	191	221	14	—	426

In respect of:
Retail	85,240	4,622	85	74	90,021	130	146	—	—	276
Commercial Banking	39,585	2,997	195	—	42,777	60	75	14	—	149
Other	800	—	—	—	800	1	—	—	—	1
Total loans and advances to customers and reverse repurchase agreements	125,625	7,619	280	74	133,598	191	221	14	—	426

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 44: FINANCIAL RISK MANAGEMENT (continued)

	Drawn exposures				Expected credit loss allowance
The Bank - Gross drawn exposures and expected credit loss allowance	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2021
Loans and advances to banks and reverse repurchase agreements
CMS 1-10	7,285	—	—	7,285	—	—	—	—
CMS 11-14	2	—	—	2	—	—	—	—
CMS 15-18	—	—	—	—	—	—	—	—
CMS 19	—	—	—	—	—	—	—	—
CMS 20-23	—	—	—	—	—	—	—	—
	7,287	—	—	7,287	—	—	—	—
Loans and advances to customers and reverse repurchase agreements
Retail - UK mortgages
RMS 1-6	40,415	3,747	—	44,162	3	27	—	30
RMS 7-9	—	384	—	384	—	7	—	7
RMS 10	—	65	—	65	—	1	—	1
RMS 11-13	—	201	—	201	—	6	—	6
RMS 14	—	—	486	486	—	—	26	26
	40,415	4,397	486	45,298	3	41	26	70
Retail - credit cards
RMS 1-6	2,779	300	—	3,079	16	13	—	29
RMS 7-9	269	204	—	473	8	25	—	33
RMS 10	—	33	—	33	—	7	—	7
RMS 11-13	—	57	—	57	—	22	—	22
RMS 14	—	—	72	72	—	—	32	32
	3,048	594	72	3,714	24	67	32	123
Retail - loans and overdrafts
RMS 1-6	3,816	306	—	4,122	45	14	—	59
RMS 7-9	528	158	—	686	22	18	—	40
RMS 10	10	41	—	51	1	8	—	9
RMS 11-13	2	132	—	134	—	46	—	46
RMS 14	—	—	152	152	—	—	77	77
	4,356	637	152	5,145	68	86	77	231
Retail - UK Motor Finance
RMS 1-6	290	11	—	301	1	—	—	1
RMS 7-9	2	4	—	6	—	—	—	—
RMS 10	—	1	—	1	—	—	—	—
RMS 11-13	—	4	—	4	—	—	—	—
RMS 14	—	—	26	26	—	—	13	13
	292	20	26	338	1	—	13	14
Retail - other
RMS 1-6	4,577	375	—	4,952	11	3	—	14
RMS 7-9	1,141	463	—	1,604	4	22	—	26
RMS 10	—	—	—	—	—	—	—	—
RMS 11-13	71	544	—	615	—	19	—	19
RMS 14	—	—	674	674	—	—	38	38
	5,789	1,382	674	7,845	15	44	38	97
Total Retail	53,900	7,030	1,410	62,340	111	238	186	535

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 44: FINANCIAL RISK MANAGEMENT (continued)

	Drawn exposures				Expected credit loss allowance
The Bank - Gross drawn exposures and expected credit loss allowance continued	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2021
Commercial Banking
CMS 1-10	24,880	184	—	25,064	16	1	—	17
CMS 11-14	22,861	2,893	—	25,754	63	67	—	130
CMS 15-18	578	1,792	—	2,370	7	85	—	92
CMS 19	—	178	—	178	—	13	—	13
CMS 20-23	—	—	1,279	1,279	—	—	225	225
	48,319	5,047	1,279	54,645	86	166	225	477
Other
RMS 1-6	246	7	—	253	1	—	—	1
RMS 7-9	—	—	—	—	—	—	—	—
RMS 10	—	—	—	—	—	—	—	—
RMS 11-13	—	—	—	—	—	—	—	—
RMS 14	—	—	9	9	—	—	3	3
	246	7	9	262	1	—	3	4
CMS 1-10	47,356	—	—	47,356	—	—	—	—
CMS 11-14	1	—	—	1	—	—	—	—
CMS 15-18	—	—	—	—	—	—	—	—
CMS 19	—	—	—	—	—	—	—	—
CMS 20-23	—	—	—	—	—	—	—	—
	47,357	—	—	47,357	—	—	—	—
Central adjustment	—	—	—	—	160	—	—	160
Total loans and advances to customers and reverse repurchase agreements	149,822	12,084	2,698	164,604	358	404	414	1,176

In respect of:
Retail	53,900	7,030	1,410	62,340	111	238	186	535
Commercial Banking	48,319	5,047	1,279	54,645	86	166	225	477
Other[1]	47,603	7	9	47,619	161	—	3	164
Total loans and advances to customers and reverse repurchase agreements	149,822	12,084	2,698	164,604	358	404	414	1,176
1Contains mainly reverse repurchase agreement balances.

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 44: FINANCIAL RISK MANAGEMENT (continued)

	Undrawn exposures				Expected credit loss allowance
The Bank - Gross undrawn exposures and expected credit loss allowance	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2021
Loans and advances to customers and reverse repurchase agreements
Retail - UK mortgages
RMS 1-6	1,002	—	—	1,002	—	—	—	—
RMS 7-9	—	—	—	—	—	—	—	—
RMS 10	—	—	—	—	—	—	—	—
RMS 11-13	—	—	—	—	—	—	—	—
RMS 14	—	—	—	—	—	—	—	—
	1,002	—	—	1,002	—	—	—	—
Retail - credit cards
RMS 1-6	15,280	596	—	15,876	15	11	—	26
RMS 7-9	286	61	—	347	1	1	—	2
RMS 10	—	9	—	9	—	—	—	—
RMS 11-13	—	12	—	12	—	—	—	—
RMS 14	—	—	15	15	—	—	—	—
	15,566	678	15	16,259	16	12	—	28
Retail - loans and overdrafts
RMS 1-6	3,556	59	—	3,615	5	3	—	8
RMS 7-9	56	23	—	79	1	2	—	3
RMS 10	1	6	—	7	—	1	—	1
RMS 11-13	—	15	—	15	—	3	—	3
RMS 14	—	—	10	10	—	—	—	—
	3,613	103	10	3,726	6	9	—	15
Retail - UK Motor Finance
RMS 1-6	2	—	—	2	—	—	—	—
RMS 7-9	—	—	—	—	—	—	—	—
RMS 10	—	—	—	—	—	—	—	—
RMS 11-13	—	—	—	—	—	—	—	—
RMS 14	—	—	—	—	—	—	—	—
	2	—	—	2	—	—	—	—
Retail - other
RMS 1-6	666	23	—	689	13	—	—	13
RMS 7-9	44	26	—	70	4	4	—	8
RMS 10	—	—	—	—	—	—	—	—
RMS 11-13	—	6	—	6	—	2	—	2
RMS 14	—	—	1	1	—	—	—	—
	710	55	1	766	17	6	—	23
Total Retail	20,893	836	26	21,755	39	27	—	66

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 44: FINANCIAL RISK MANAGEMENT (continued)

	Undrawn exposures				Expected credit loss allowance
The Bank - Gross undrawn exposures and expected credit loss allowance continued	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2021
Commercial Banking
CMS 1-10	29,012	31	—	29,043	6	—	—	6
CMS 11-14	5,014	1,050	—	6,064	12	15	—	27
CMS 15-18	62	250	—	312	—	10	—	10
CMS 19	—	23	—	23	—	1	—	1
CMS 20-23	—	—	65	65	—	—	4	4
	34,088	1,354	65	35,507	18	26	4	48
Other
RMS 1-6	227	—	—	227	—	—	—	—
RMS 7-9	—	—	—	—	—	—	—	—
RMS 10	—	—	—	—	—	—	—	—
RMS 11-13	—	—	—	—	—	—	—	—
RMS 14	—	—	—	—	—	—	—	—
	227	—	—	227	—	—	—	—
CMS 1-10	501	—	—	501	—	—	—	—
CMS 11-14	—	—	—	—	—	—	—	—
CMS 15-18	—	—	—	—	—	—	—	—
CMS 19	—	—	—	—	—	—	—	—
CMS 20-23	—	—	—	—	—	—	—	—
	501	—	—	501	—	—	—	—
Total loans and advances to customers and reverse repurchase agreements	55,709	2,190	91	57,990	57	53	4	114

In respect of:
Retail	20,893	836	26	21,755	39	27	—	66
Commercial Banking	34,088	1,354	65	35,507	18	26	4	48
Other	728	—	—	728	—	—	—	—
Total loans and advances to customers and reverse repurchase agreements	55,709	2,190	91	57,990	57	53	4	114

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 44: FINANCIAL RISK MANAGEMENT (continued)

	Drawn exposures				Expected credit loss allowance
The Bank - Gross drawn exposures and expected credit loss allowance	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2020
Loans and advances to banks and reverse repurchase agreements
CMS 1-10	5,660	—	—	5,660	4	—	—	4
CMS 11-14	—	—	—	—	—	—	—	—
CMS 15-18	—	—	—	—	—	—	—	—
CMS 19	—	—	—	—	—	—	—	—
CMS 20-23	—	—	—	—	—	—	—	—
	5,660	—	—	5,660	4	—	—	4
Loans and advances to customers and reverse repurchase agreements
Retail - UK mortgages
RMS 1-6	41,423	4,152	—	45,575	8	24	—	32
RMS 7-9	2	1,442	—	1,444	—	11	—	11
RMS 10	—	137	—	137	—	3	—	3
RMS 11-13	—	946	—	946	—	18	—	18
RMS 14	—	—	568	568	—	—	32	32
	41,425	6,677	568	48,670	8	56	32	96
Retail - credit cards
RMS 1-6	2,248	363	—	2,611	18	17	—	35
RMS 7-9	290	342	—	632	14	45	—	59
RMS 10	2	94	—	96	—	22	—	22
RMS 11-13	—	134	—	134	—	57	—	57
RMS 14	—	—	88	88	—	—	40	40
	2,540	933	88	3,561	32	141	40	213
Retail - loans and overdrafts
RMS 1-6	2,930	162	—	3,092	44	8	—	52
RMS 7-9	1,109	265	—	1,374	56	30	—	86
RMS 10	64	102	—	166	7	21	—	28
RMS 11-13	22	266	—	288	4	102	—	106
RMS 14	—	—	173	173	—	—	84	84
	4,125	795	173	5,093	111	161	84	356
Retail - UK Motor Finance
RMS 1-6	382	40	—	422	7	2	—	9
RMS 7-9	6	18	—	24	—	1	—	1
RMS 10	—	9	—	9	—	2	—	2
RMS 11-13	—	13	—	13	—	5	—	5
RMS 14	—	—	44	44	—	—	26	26
	388	80	44	512	7	10	26	43
Retail - other
RMS 1-6	5,173	188	—	5,361	9	11	—	20
RMS 7-9	2,186	214	—	2,400	10	32	—	42
RMS 10	—	—	—	—	—	—	—	—
RMS 11-13	345	395	—	740	—	35	—	35
RMS 14	—	—	123	123	—	—	37	37
	7,704	797	123	8,624	19	78	37	134
Total Retail	56,182	9,282	996	66,460	177	446	219	842

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 44: FINANCIAL RISK MANAGEMENT (continued)

	Drawn exposures				Expected credit loss allowance
The Bank - Gross drawn exposures and expected credit loss allowance continued	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2020
Commercial Banking
CMS 1-10	17,907	175	—	18,082	20	—	—	20
CMS 11-14	22,449	5,928	—	28,377	114	94	—	208
CMS 15-18	3,722	5,548	—	9,270	76	332	—	408
CMS 19	—	549	—	549	—	101	—	101
CMS 20-23	—	—	1,865	1,865	—	—	496	496
	44,078	12,200	1,865	58,143	210	527	496	1,233
Other
RMS 1-6	230	12	—	242	2	1	—	3
RMS 7-9	—	—	—	—	—	—	—	—
RMS 10	—	—	—	—	—	—	—	—
RMS 11-13	—	—	—	—	—	—	—	—
RMS 14	—	—	6	6	—	—	3	3
	230	12	6	248	2	1	3	6
CMS 1-10	55,595	—	—	55,595	—	—	—	—
CMS 11-14	104	—	—	104	—	—	—	—
CMS 15-18	—	—	—	—	—	—	—	—
CMS 19	—	—	—	—	—	—	—	—
CMS 20-23	—	—	—	—	—	—	—	—
	55,699	—	—	55,699	—	—	—	—
Central adjustment	—	—	—	—	200	—	—	200
Total loans and advances to customers and reverse repurchase agreements	156,189	21,494	2,867	180,550	589	974	718	2,281

In respect of:
Retail	56,182	9,282	996	66,460	177	446	219	842
Commercial Banking	44,078	12,200	1,865	58,143	210	527	496	1,233
Other[1]	55,929	12	6	55,947	202	1	3	206
Total loans and advances to customers and reverse repurchase agreements	156,189	21,494	2,867	180,550	589	974	718	2,281
1Contains mainly reverse repurchase agreement balances.

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 44: FINANCIAL RISK MANAGEMENT (continued)

	Undrawn exposures				Expected credit loss allowance
The Bank - Gross undrawn exposures and expected credit loss allowance	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2020
Loans and advances to customers and reverse repurchase agreements
Retail - UK mortgages
RMS 1-6	1,720	—	—	1,720	—	—	—	—
RMS 7-9	—	—	—	—	—	—	—	—
RMS 10	—	—	—	—	—	—	—	—
RMS 11-13	—	—	—	—	—	—	—	—
RMS 14	—	—	—	—	—	—	—	—
	1,720	—	—	1,720	—	—	—	—
Retail - credit cards
RMS 1-6	14,814	1,081	—	15,895	17	19	—	36
RMS 7-9	154	154	—	308	3	4	—	7
RMS 10	3	21	—	24	—	1	—	1
RMS 11-13	—	24	—	24	—	2	—	2
RMS 14	—	—	13	13	—	—	—	—
	14,971	1,280	13	16,264	20	26	—	46
Retail - loans and overdrafts
RMS 1-6	3,414	99	—	3,513	8	4	—	12
RMS 7-9	160	74	—	234	4	8	—	12
RMS 10	8	22	—	30	1	4	—	5
RMS 11-13	2	42	—	44	—	12	—	12
RMS 14	—	—	10	10	—	—	—	—
	3,584	237	10	3,831	13	28	—	41
Retail - UK Motor Finance
RMS 1-6	24	—	—	24	—	—	—	—
RMS 7-9	—	—	—	—	—	—	—	—
RMS 10	—	—	—	—	—	—	—	—
RMS 11-13	—	—	—	—	—	—	—	—
RMS 14	—	—	—	—	—	—	—	—
	24	—	—	24	—	—	—	—
Retail - other
RMS 1-6	923	18	—	941	6	2	—	8
RMS 7-9	131	31	—	162	8	12	—	20
RMS 10	—	—	—	—	—	—	—	—
RMS 11-13	—	10	—	10	—	6	—	6
RMS 14	—	—	1	1	—	—	—	—
	1,054	59	1	1,114	14	20	—	34
Total Retail	21,353	1,576	24	22,953	47	74	—	121

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 44: FINANCIAL RISK MANAGEMENT (continued)

	Undrawn exposures				Expected credit loss allowance
The Bank - Gross undrawn exposures and expected credit loss allowance continued	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2020
Commercial Banking
CMS 1-10	27,598	—	—	27,598	14	—	—	14
CMS 11-14	8,105	1,239	—	9,344	26	13	—	39
CMS 15-18	829	1,057	—	1,886	13	41	—	54
CMS 19	—	54	—	54	—	7	—	7
CMS 20-23	—	—	189	189	—	—	8	8
	36,532	2,350	189	39,071	53	61	8	122
Other
RMS 1-6	242	—	—	242	2	—	—	2
RMS 7-9	—	—	—	—	—	—	—	—
RMS 10	—	—	—	—	—	—	—	—
RMS 11-13	—	—	—	—	—	—	—	—
RMS 14	—	—	—	—	—	—	—	—
	242	—	—	242	2	—	—	2
CMS 1-10	500	—	—	500	—	—	—	—
CMS 11-14	—	—	—	—	—	—	—	—
CMS 15-18	—	—	—	—	—	—	—	—
CMS 19	—	—	—	—	—	—	—	—
CMS 20-23	—	—	—	—	—	—	—	—
	500	—	—	500	—	—	—	—
Total loans and advances to customers and reverse repurchase agreements	58,627	3,926	213	62,766	102	135	8	245

In respect of:
Retail	21,353	1,576	24	22,953	47	74	—	121
Commercial Banking	36,532	2,350	189	39,071	53	61	8	122
Other	742	—	—	742	2	—	—	2
Total loans and advances to customers and reverse repurchase agreements	58,627	3,926	213	62,766	102	135	8	245

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 44: FINANCIAL RISK MANAGEMENT (continued)
Cash and balances at central banks
Significantly all of the Group’s cash and balances at central banks of £54,279 million (2020: £49,888 million) are due from the Bank of England or the Deutsche Bundesbank.
Debt securities held at amortised cost
An analysis by credit rating of debt securities held at amortised cost is provided below:

	2021			2020
	Investment grade[1]	Other[2]	Total	Investment grade[1]	Other[2]	Total
The Group	£m	£m	£m	£m	£m	£m
Asset-backed securities:
Mortgage-backed securities	1,457	—	1,457	2,046	—	2,046
Other asset-backed securities	1,590	18	1,608	1,593	20	1,613
	3,047	18	3,065	3,639	20	3,659
Corporate and other debt securities	1,498	1	1,499	1,463	16	1,479
Gross exposure	4,545	19	4,564	5,102	36	5,138
Allowance for impairment losses			(2)			(1)
Total debt securities held at amortised cost			4,562			5,137
1Credit ratings equal to or better than ‘BBB’.
2Other comprises sub-investment grade (2021: £18 million; 2020: £8 million and not rated (2021: £1 million; 2020: £28 million).

	2021			2020
	Investment grade[1]	Other[2]	Total	Investment grade[1]	Other[2]	Total
The Bank	£m	£m	£m	£m	£m	£m
Asset-backed securities:
Mortgage-backed securities	1,151	—	1,151	1,741	—	1,741
Other asset-backed securities	1,115	—	1,115	1,103	—	1,103
	2,266	—	2,266	2,844	—	2,844
Corporate and other debt securities	1,490	—	1,490	1,457	15	1,472
Gross exposure	3,756	—	3,756	4,301	15	4,316
Allowance for impairment losses			—			(1)
Total debt securities held at amortised cost			3,756			4,315
1Credit ratings equal to or better than ‘BBB’.
2Other comprises sub-investment grade (2021: £nil; 2020: £nil) and not rated (2021: £nil; 2020: £15 million).

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 44: FINANCIAL RISK MANAGEMENT (continued)
Financial assets at fair value through other comprehensive income (excluding equity shares)
An analysis of financial assets at fair value through other comprehensive income is included in note 17. The credit quality of financial assets at fair value through other comprehensive income is set out below:

	2021			2020
	Investment grade[1]	Other[2]	Total	Investment grade[1]	Other[2]	Total
The Group	£m	£m	£m	£m	£m	£m
Debt securities:
Government securities	14,599	—	14,599	14,267	—	14,267
Asset-backed securities	—	55	55	—	65	65
Corporate and other debt securities	13,087	44	13,131	12,786	142	12,928
	27,686	99	27,785	27,053	207	27,260
Treasury and other bills	—	—	—	—	—	—
Total financial assets at fair value through other comprehensive income	27,686	99	27,785	27,053	207	27,260
1Credit ratings equal to or better than ‘BBB’.
2Other comprises sub-investment grade (2021: £55 million; 2020: £65 million) and not rated (2021: £44 million; 2020: £142 million).

	2021			2020
	Investment grade[1]	Other[2]	Total	Investment grade[1]	Other[2]	Total
The Bank	£m	£m	£m	£m	£m	£m
Debt securities:
Government securities	14,445	—	14,445	14,114	—	14,114
Corporate and other debt securities	11,084	—	11,084	10,444	89	10,533
	25,529	—	25,529	24,558	89	24,647
Treasury and other bills	—	—	—	—	—	—
	25,529	—	25,529	24,558	89	24,647
Due from fellow Lloyds Banking Group undertakings:
Corporate and other debt securities			—			—
Total financial assets at fair value through other comprehensive income			25,529			24,647
1Credit ratings equal to or better than ‘BBB’.
2Other comprises sub-investment grade (2021: £nil; 2020: £nil) and not rated (2021: £nil; 2020: £89 million).

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 44: FINANCIAL RISK MANAGEMENT (continued)
Derivative assets
An analysis of derivative assets is given in note 14. The Group reduces exposure to credit risk by using master netting agreements and by obtaining collateral in the form of cash or highly liquid securities. In respect of the net credit risk relating to derivative assets of £3,142 million for the Group and £4,879 million for the Bank (2020: £4,968 million for the Group and £9,843 million for the Bank), cash collateral of £1,642 million for the Group and £930 million for the Bank (2020: £2,702 million for the Group and £1,308 million for the Bank) was held and a further £67 million for the Group and £37 million for the Bank (2020: £151 million for the Group and £116 million for the Bank) was due from OECD banks.

	2021			2020
	Investment grade[1]	Other[2]	Total	Investment grade[1]	Other[2]	Total
The Group	£m	£m	£m	£m	£m	£m
Trading and other	3,991	834	4,825	5,942	1,037	6,979
Hedging	52	—	52	667	5	672
	4,043	834	4,877	6,609	1,042	7,651
Due from fellow Lloyds Banking Group undertakings			634			690
Total derivative financial instruments			5,511			8,341
1Credit ratings equal to or better than ‘BBB’.
2Other comprises sub-investment grade (2021: £622 million; 2020: £969 million) and not rated (2021: £212 million; 2020: £73 million).

	2021			2020
	Investment grade[1]	Other[2]	Total	Investment grade[1]	Other[2]	Total
The Bank	£m	£m	£m	£m	£m	£m
Trading and other	2,847	86	2,933	4,442	146	4,588
Hedging	32	—	32	237	3	240
	2,879	86	2,965	4,679	149	4,828
Due from fellow Lloyds Banking Group undertakings			3,933			7,767
Total derivative financial instruments			6,898			12,595
1Credit ratings equal to or better than ‘BBB’.
2Other comprises sub-investment grade (2021: £42 million; 2020: £135 million) and not rated (2021: £44 million; 2020: £14 million).
Financial guarantees and irrevocable loan commitments
Financial guarantees represent undertakings that the Group will meet a customer’s obligation to third parties if the customer fails to do so. Commitments to extend credit represent unused portions of authorisations to extend credit in the form of loans, guarantees or letters of credit. The Group is theoretically exposed to loss in an amount equal to the total guarantees or unused commitments, however, the likely amount of loss is expected to be significantly less. Most commitments to extend credit are contingent upon customers maintaining specific credit standards.
(D)Collateral held as security for financial assets
The principal types of collateral accepted by the Group include: residential and commercial properties; charges over business assets such as premises, inventory and accounts receivable; financial instruments, cash and guarantees from third-parties. The terms and conditions associated with the use of the collateral are varied and are dependent on the type of agreement and the counterparty. The Group holds collateral against loans and advances and irrevocable loan commitments; qualitative and, where appropriate, quantitative information is provided in respect of this collateral below. Collateral held as security for financial assets at fair value through profit or loss and for derivative assets is also shown below.
The Group holds collateral in respect of loans and advances to banks and customers as set out below. The Group does not hold collateral against debt securities, comprising asset-backed securities and corporate and other debt securities, which are classified as financial assets held at amortised cost.
Loans and advances to banks
There were reverse repurchase agreements which are accounted for as collateralised loans within loans and advances to banks with a carrying value of £2,996 million for the Group and the Bank (2020: £1,626 million for the Group and the Bank), against which the Group and the Bank held collateral with a fair value of £92 million (2020: £1,040 million for the Group and the Bank).
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

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 44: FINANCIAL RISK MANAGEMENT (continued)

	2021					2020
The Group	Stage 1	Stage 2	Stage 3	POCI	Total gross	Stage 1	Stage 2	Stage 3	POCI	Total gross
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Less than 70 per cent	217,830	19,766	1,717	9,872	249,185	185,548	24,330	1,547	10,051	221,476
70 per cent to 80 per cent	42,808	1,632	134	572	45,146	43,656	3,364	187	1,303	48,510
80 per cent to 90 per cent	12,087	253	52	184	12,576	21,508	1,009	74	470	23,061
90 per cent to 100 per cent	779	46	14	135	974	555	126	21	190	892
Greater than 100 per cent	125	101	23	214	463	151	189	30	497	867
Total	273,629	21,798	1,940	10,977	308,344	251,418	29,018	1,859	12,511	294,806

	2021				2020
The Bank	Stage 1	Stage 2	Stage 3	Total gross	Stage 1	Stage 2	Stage 3	Total gross
	£m	£m	£m	£m	£m	£m	£m	£m
Less than 70 per cent	37,113	4,072	432	41,617	36,418	5,639	456	42,513
70 per cent to 80 per cent	2,588	246	29	2,863	3,603	712	66	4,381
80 per cent to 90 per cent	612	49	17	678	1,298	239	30	1,567
90 per cent to 100 per cent	90	10	3	103	94	42	9	145
Greater than 100 per cent	12	20	5	37	12	45	7	64
Total	40,415	4,397	486	45,298	41,425	6,677	568	48,670
Other
The majority of non-mortgage retail lending is unsecured. At 31 December 2021, Stage 3 non-mortgage lending amounted to £1,104 million, net of an impairment allowance of £438 million (2020: £538 million, net of an impairment allowance of £492 million).
Stage 1 and Stage 2 non-mortgage retail lending amounted to £55,959 million (2020: £58,183 million). Lending decisions are predominantly based on an obligor’s ability to repay rather than reliance on the disposal of any security provided. Where the lending is secured, collateral values are rigorously assessed at the time of loan origination and are thereafter monitored in accordance with business unit credit policy.
The Group's credit risk disclosures for unimpaired non-mortgage retail lending report assets gross of collateral and therefore disclose the maximum loss exposure. The Group believes that this approach is appropriate.
Commercial lending
Reverse repurchase transactions
At 31 December 2021 there were reverse repurchase agreements which were accounted for as collateralised loans with a carrying value of £46,712 million for the Group and the Bank (2020: £54,447 million for the Group and the Bank) against which the Group held collateral with a fair value of £48,423 million (2020: £60,441 million) and the Bank held collateral worth £48,423 million (2020: £55,031 million) all of which the Group was able to repledge. These transactions were generally conducted under terms that are usual and customary for standard secured lending activities.
Stage 3 secured lending
The value of collateral is re-evaluated and its legal soundness re-assessed if there is observable evidence of distress of the borrower; this evaluation is used to determine potential loss allowances and management’s strategy to try to either repair the business or recover the debt.
At 31 December 2021, Stage 3 secured commercial lending amounted to £608 million, net of an impairment allowance of £198 million (2020: £704 million, net of an impairment allowance of £293 million). The fair value of the collateral held in respect of impaired secured commercial lending was £693 million (2020: £753 million) for the Group. In determining the fair value of collateral, no specific amounts have been attributed to the costs of realisation. For the purposes of determining the total collateral held by the Group in respect of impaired secured commercial lending, the value of collateral for each loan has been limited to the principal amount of the outstanding advance in order to eliminate the effects of any over-collateralisation and to provide a clearer representation of the Group’s exposure.
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
Financial assets at fair value through profit or loss (excluding equity shares)
Securities held as collateral in the form of stock borrowed amounted to £7,052 million for the Group and £7,090 million for the Bank (2020: £11,925 million for the Group and £17,391 million for the Bank). Of this amount, £1,086 million for the Group and £1,214 million for the Bank (2020: £10,899 million for the Group and £16,639 million for the Bank) had been resold or repledged as collateral for the Group’s own transactions.
These transactions were generally conducted under terms that are usual and customary for standard secured lending activities.
Derivative assets, after offsetting of amounts under master netting arrangements
The Group reduces exposure to credit risk by using master netting agreements and by obtaining collateral in the form of cash or highly liquid securities. In respect of the net derivative assets after offsetting of amounts under master netting arrangements of £3,142 million for the Group and £4,879 million for the Bank (2020: £4,968 million for the Group and £9,843 million for the Bank), cash collateral of £1,621 million for the Group and £930 million for the Bank (2020: £2,702 million for the Group and £1,308 million for the Bank) was held.

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 44: FINANCIAL RISK MANAGEMENT (continued)
Irrevocable loan commitments and other credit-related contingencies
At 31 December 2021, there were irrevocable loan commitments and other credit-related contingencies of £58,030 million for the Group and £32,730 million for the Bank (2020: £61,604 million for the Group and £34,940 million for the Bank). Collateral is held as security, in the event that lending is drawn down, on £17,149 million for the Group and £1,002 million for the Bank (2020: £19,548 million for the Group and £1,720 million for the Bank) of these balances.
Collateral repossessed
During the year, £86 million of collateral was repossessed (2020: £125 million), consisting primarily of residential property. In respect of retail portfolios, the Group does not take physical possession of properties or other assets held as collateral and uses external agents to realise the value as soon as practicable, generally at auction, to settle indebtedness. Any surplus funds are returned to the borrower or are otherwise dealt with in accordance with appropriate insolvency regulations. In certain circumstances the Group takes physical possession of assets held as collateral against commercial lending. In such cases, the assets are carried on the Group’s balance sheet and are classified according to the Group’s accounting policies.
(E)Collateral pledged as security
The Group pledges assets primarily for repurchase agreements and securities lending transactions which are generally conducted under terms that are usual and customary for standard securitised borrowing contracts.
Repurchase transactions
Amortised cost
There are balances arising from repurchase transactions with banks of £30,085 million for the Group and £57 million for the Bank (2020: £18,767 million for the Group and £5,087 million for the Bank), which include amounts due under the Bank of England's Term Funding Scheme with additional incentives for SMEs (TFSME); the fair value of the collateral provided under these agreements at 31 December 2021 was £39,918 million for the Group and £44 million for the Bank (2020: £18,874 million for the Group and £5,197 million for the Bank).
There are balances arising from repurchase transactions with customers of £21 million for the Group and the Bank (2020: £9,417 million for the Group and the Bank); the fair value of the collateral provided under these agreements at 31 December 2021 was £112 million for the Group and the Bank (2020: £8,087 million for the Group and the Bank).
Financial liabilities at fair value through profit or loss
The fair value of collateral pledged in respect of repurchase transactions, accounted for as secured borrowing, where the secured party is permitted by contract or custom to repledge was £nil for the Group and the Bank at 31 December 2021 (2020: £nil for the Group and the Bank).
Securities lending transactions
The following on-balance sheet financial assets have been lent to counterparties under securities lending transactions:

	The Group		The Bank
	2021	2020	2021	2020
	£m	£m	£m	£m
Financial assets at fair value through profit or loss	—	—	—	1,365
Financial assets at fair value through other comprehensive income	2,724	2,344	2,946	969
Total	2,724	2,344	2,946	2,334
Securitisations and covered bonds
In addition to the assets detailed above, the Group also holds assets that are encumbered through the Group’s asset-backed conduits and its securitisation and covered bond programmes. Further details of these assets are provided in notes 25 and 40.
Market risk
(A)Interest rate risk
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
Many banking assets are sensitive to interest rate movements; there is a large volume of managed rate assets such as variable rate mortgages which may be considered as a natural offset to the interest rate risk arising from the managed rate liabilities. However, a significant proportion of the Group’s lending assets, for example many personal loans and mortgages, bear interest rates which are contractually fixed. Interest rate sensitivity analysis relating to the Group's banking activities is set out in the tables marked audited on pages 46 to 47.
The Group’s risk management policy is to optimise reward while managing its market risk exposures within the risk appetite defined by the Board. The largest residual risk exposure arises from balances that are deemed to be insensitive to changes in market rates (including current accounts, a portion of variable rate deposits and investable equity), and is managed through the Group’s structural hedge. The structural hedge consists of longer-term fixed rate assets or interest rate swaps and the amount and duration of the hedging activity is reviewed regularly by the Lloyds Banking Group Asset and Liability Committee.
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

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 44: FINANCIAL RISK MANAGEMENT (continued)
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
At 31 December 2021 the aggregate notional principal of interest rate and other swaps (predominately interest rate) designated as fair value hedges was £147,724 million (2020: £185,958 million) for the Group and £56,698 million (2020: £58,030 million) for the Bank with a net fair value liability of £266 million (2020: asset of £81 million) for the Group and a net fair value liability of £285 million (2020: liability of £4 million) for the Bank (note 14). There were gains recognised on the hedging instruments of £1,885 million (2020: losses of £87 million) for the Group and losses of £296 million (2020: losses of £225 million) for the Bank. There were losses on the hedged items attributable to the hedged risk of £1,690 million (2020: gains of £633 million) for the Group and gains of £282 million (2020: gains of £198 million) for the Bank. The gains and losses relating to the fair value hedges are recorded in net trading income.
The notional principal of the interest rate swaps designated as cash flow hedges at 31 December 2021 was £97,942 million (2020: £316,776 million) for the Group and £26,876 million (2020: £93,353 million) for the Bank with a net fair value asset of £nil (2020: asset of £28 million) for the Group and a net fair value asset of £nil (2020: liability of £31 million) for the Bank (note 14). In 2021, ineffectiveness recognised in the income statement that arises from cash flow hedges was a loss of £58 million (2020: gain of £259 million) for the Group and a loss of £24 million (2020: loss of £27 million) for the Bank.
Interest Rate Benchmark Reform
During 2021, the Group has continued to manage the transition to alternative benchmark rates under its Group-wide IBOR transition programme including delivery of the core changes required to its technology and business processes. Through this programme, the Group has ensured that the most appropriate benchmark rate is used for new products, has transitioned the vast majority of its legacy products to new benchmark rates for IBORs ceasing immediately after 31 December 2021 and has managed the impacts and risks relating to systems, processes, accounting and reporting. The Group does not expect material changes to its risk management approach and strategy as a result of interest rate benchmark reform.
The material risks identified include the following:
Conduct and litigation risk. The Group may be exposed to conduct and litigation charges as a direct result of inappropriate or negligent actions taken during IBOR transition resulting in detriment to the customer. The Group is working closely with its counterparties to avoid this outcome.
Market risk. IBOR transition is expected to lead to changes in the Group’s market risk profile which will continue to be monitored and managed within the appropriate risk appetites. The key change is expected to be on the management of basis risk profile during the period when alternative benchmark rates are referenced in contracts up to the cessation of the in-scope IBOR index.
Credit risk. Clients may wish to renegotiate the terms of existing transactions as a consequence of IBOR reform. This could lead to a change in the credit risk exposure of the client depending on the outcome of the negotiations. The Group will continue to monitor and manage changes within the appropriate risk appetites.
Accounting risk. If IBOR transition is finalised in a manner that does not permit the application of the reliefs introduced in the IFRS Phase 2 amendments, the financial instrument may be required to be derecognised and a new instrument recognised. In addition, where instruments used in hedge accounting relationships are transitioned either at different times or to different benchmarks, this may result in additional volatility to the income statement either through hedge accounting ineffectiveness or failure of the hedge accounting relationships.
Operational risk. Additional operational risks may arise due to the IBOR transition programme impacting all businesses and functions within the Group and leading to the implementation of changes to technology, operations, client communication and the valuation of in-scope financial instruments.
At 31 December 2021, the Group had successfully transitioned all derivative products settled though the London Clearing House (LCH) that were dependent on Sterling, Euro, Japanese Yen and Swiss Franc LIBOR to alternative benchmark rates and has transitioned the majority of its commercial lending contracts from Sterling LIBOR to alternative benchmark rates. US Dollar LIBOR is not expected to cease before 30 June 2023 and the Group continues to work on its planned transition to alternative benchmark rates for those financial contracts currently referencing US dollar LIBOR.

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 44: FINANCIAL RISK MANAGEMENT (continued)
At 31 December 2021, the Group and the Bank had the following significant exposures impacted by interest rate benchmark reform which have yet to transition to the replacement benchmark rate:

	The Group				The Bank
	Sterling LIBOR	US Dollar LIBOR	Other LIBOR	Total	Sterling LIBOR	US Dollar LIBOR	Other LIBOR	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Non-derivative financial assets
Financial assets at fair value through profit or loss	131	172	—	303	33	96	—	129
Loans and advances to banks and reverse repurchase agreements	—	3,252	—	3,252	—	3,252	—	3,252
Loans and advances to customers and reverse repurchase agreements	3,419	2,549	—	5,968	2,912	1,924	—	4,836
Due from fellow Lloyds Banking Group undertakings	—	—	—	—	7	127	—	134
Debt securities	—	—	—	—	—	—	—	—
Financial assets at amortised cost	3,419	5,801	—	9,220	2,919	5,303	—	8,222
	3,550	5,973	—	9,523	2,952	5,399	—	8,351
Non-derivative financial liabilities
Financial liabilities at fair value through profit or loss	—	(100)	(3)	(103)	—	(100)	(3)	(103)
Debt securities in issue	—	(54)	(26)	(80)	—	(54)	(6)	(60)
	—	(154)	(29)	(183)	—	(154)	(9)	(163)
Derivative notional/contract amount
Interest rate	4,271	120,797	—	125,068	1,411	120,502	10	121,923
Cross currency	—	22,663	—	22,663	—	21,868	—	21,868
As at 31 December 2021, the Sterling LIBOR balances in the above table relate to contracts that have not converted to a risk-free rate. The balance includes both contracts that mature in 2022 with further LIBOR interest rate fixings in the period and contracts where the counterparty has not yet agreed to fallback provisions that would have effect when LIBOR ceases. In both cases, these contracts will have both cash flows and valuations determined on a ‘synthetic’ LIBOR basis for reporting periods during 2022, unless they are transitioned to alternative benchmark rates.
In respect of the Group's hedge accounting relationships, for the purposes of determining whether:
–A forecast transaction is highly probable
–Hedged future cash flows are expected to occur
–A hedge is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk
–An accounting hedging relationship should be discontinued because of a failure of the retrospective effectiveness test the Group assumes that the interest rate benchmark on which the hedged risk or the cash flows of the hedged item or hedging instrument are based is not altered by uncertainties resulting from interest rate benchmark reform. In addition, for a fair value hedge of a non-contractually specified benchmark portion of interest rate risk, the Group assesses only at inception of the hedge relationship and not on an ongoing basis that the risk is separately identifiable and hedge effectiveness can be measured. The Group’s most significant hedge accounting relationships are exposed to the following interest rate benchmarks: Sterling LIBOR, US Dollar LIBOR and EURIBOR.
At 31 December 2021, the Group expects that EURIBOR will continue to exist as a benchmark rate for the foreseeable future. Accordingly, the Group does not consider its fair value or cash flow hedges of the EURIBOR benchmark interest rate to be directly affected by interest rate benchmark reform and as a result does not anticipate changing the hedged risk to a different benchmark.
The notional amount of the hedged items that the Group has designated into cash flow hedge relationships that is directly affected by the interest rate benchmark reform is £2,001 million for the Group and £nil for the Bank, all of which is in respect of US Dollar LIBOR (2020: £18,107 million for the Group and £11,221 million for the Bank, of which £15,120 million for the Group and £11,221 million for the Bank related to Sterling LIBOR). These are principally loans and advances to customers in Commercial Banking.
The interest rate benchmark reforms also affect assets designated in fair value hedges with a notional amount of £3,370 million for the Group and £3,370 million for the Bank all of which is in respect of US Dollar LIBOR (2020: £107,340 million for the Group and £16,430 million for the Bank, of which £103,438 million for the Group and £12,535 million for the Bank was in respect of Sterling LIBOR), and liabilities designated in fair value hedges with a notional amount of £9,094 million for the Group and £8,129 million for the Bank all of which is in respect of US Dollar LIBOR (2020: £19,567 million for the Group and £17,775 million for the Bank, of which £6,172 million for the Group and £5,455 million for the Bank was in respect of Sterling LIBOR, and £13,395 million for the Group and £12,320 million for the Bank was in respect of US Dollar LIBOR). These fair value hedges principally relate to mortgages in Retail and debt securities in issue (for the Bank, principally debt securities in issue).
At 31 December 2021, the notional amount of the hedging instruments in hedging relationships to which these amendments apply is £17,954 million for the Group and £15,462 million for the Bank, all of which relates to US Dollar LIBOR (2020: £439,139 million for the Group and £134,100 million for the Bank, of which £112,027 million for the Group and £21,226 million for the Bank related to Sterling LIBOR fair value hedges and £294,274 million for the Group and £93,353 million for the Bank related to Sterling LIBOR cash flow hedges).

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 44: FINANCIAL RISK MANAGEMENT (continued)
(B)Foreign exchange risk
The corporate and retail businesses incur foreign exchange risk in the course of providing services to their customers. All non-structural foreign exchange exposures in the non-trading book are managed centrally within allocated exposure limits. Trading book exposures in the authorised trading centres are allocated exposure limits. The limits are monitored daily by the local centres and reported to the central market and liquidity risk function in London.
The Group manages foreign currency accounting exposure via cash flow hedge accounting, utilising currency swaps and forward foreign exchange trades.
Risk arises from the Group’s investments in its overseas operations. The Group’s structural foreign currency exposure is represented by the net asset value of the foreign currency equity and subordinated debt investments in its subsidiaries and branches. Gains or losses on structural foreign currency exposures are taken to reserves. The Group ceased all hedge accounting of the currency translation risk of the net investment in foreign operations in 2018.
The Group has overseas operations in Europe. Structural foreign currency exposures in respect of operations with a Euro functional currency are £115 million (2020: £113 million) for the Group and £nil (2020: £2 million) for the Bank.
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

The Group	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
	£m	£m	£m	£m	£m	£m
At 31 December 2021
Deposits from banks and repurchase agreements	1,930	477	202	32,407	223	35,239
Customer deposits and repurchase agreements	439,550	1,616	3,689	5,046	569	450,470
Financial liabilities at fair value through profit or loss	81	21	242	1,572	4,677	6,593
Debt securities in issue	4,367	5,307	8,603	27,715	4,708	50,700
Lease liabilities	2	61	158	578	832	1,631
Subordinated liabilities	30	39	370	5,418	5,679	11,536
Total non-derivative financial liabilities	445,960	7,521	13,264	72,736	16,688	556,169
Derivative financial liabilities:
Gross settled derivatives – outflows	2,577	573	4,232	11,280	4,990	23,652
Gross settled derivatives – inflows	(2,462)	(425)	(4,168)	(10,945)	(4,734)	(22,734)
Gross settled derivatives – net flows	115	148	64	335	256	918
Net settled derivative liabilities	2,654	(21)	(6)	145	360	3,132
Total derivative financial liabilities	2,769	127	58	480	616	4,050
At 31 December 2020
Deposits from banks and repurchase agreements	7,369	1,564	72	19,438	498	28,941
Customer deposits and repurchase agreements	413,374	9,871	5,366	5,542	595	434,748
Financial liabilities at fair value through profit or loss	40	45	141	1,702	10,110	12,038
Debt securities in issue	5,019	5,195	9,706	33,338	11,594	64,852
Lease liabilities	10	51	174	626	751	1,612
Subordinated liabilities	81	69	3,609	4,261	3,601	11,621
Total non-derivative financial liabilities	425,893	16,795	19,068	64,907	27,149	553,812
Derivative financial liabilities:
Gross settled derivatives – outflows	4,358	4,818	4,390	15,787	8,397	37,750
Gross settled derivatives – inflows	(3,795)	(4,312)	(4,272)	(15,696)	(8,885)	(36,960)
Gross settled derivatives – net flows	563	506	118	91	(488)	790
Net settled derivative liabilities	4,648	7	89	216	329	5,289
Total derivative financial liabilities	5,211	513	207	307	(159)	6,079

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 44: FINANCIAL RISK MANAGEMENT (continued)
The principal amount for undated subordinated liabilities with no redemption option is included within the over 5 years column; interest of £19 million (2020: £23 million) per annum for the Group and £12 million (2020: £16 million) for the Bank which is payable in respect of those instruments for as long as they remain in issue is not included beyond 5 years.

The Bank	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
	£m	£m	£m	£m	£m	£m
At 31 December 2021
Deposits from banks and repurchase agreements	1,921	467	31	813	224	3,456
Customer deposits and repurchase agreements	266,536	1,065	691	765	432	269,489
Financial liabilities at fair value through profit or loss	81	21	242	1,572	4,645	6,561
Debt securities in issue	3,802	4,559	5,426	22,704	3,815	40,306
Lease liabilities	1	32	83	300	434	850
Subordinated liabilities	9	17	339	4,708	5,254	10,327
Total non-derivative financial liabilities	272,350	6,161	6,812	30,862	14,804	330,989
Derivative financial liabilities:
Gross settled derivatives – outflows	2,545	544	3,827	10,416	4,343	21,675
Gross settled derivatives – inflows	(2,452)	(407)	(3,769)	(10,108)	(4,095)	(20,831)
Gross settled derivatives – net flows	93	137	58	308	248	844
Net settled derivative liabilities	2,125	(21)	(6)	145	320	2,563
Total derivative financial liabilities	2,218	116	52	453	568	3,407
At 31 December 2020
Deposits from banks and repurchase agreements	7,353	1,562	15	1,108	361	10,399
Customer deposits and repurchase agreements	254,667	7,185	1,334	819	457	264,462
Financial liabilities at fair value through profit or loss	40	45	141	1,701	10,065	11,992
Debt securities in issue	4,502	4,200	6,404	27,908	9,408	52,422
Lease liabilities	1	34	97	326	445	903
Subordinated liabilities	9	43	3,069	3,517	3,016	9,654
Total non-derivative financial liabilities	266,572	13,069	11,060	35,379	23,752	349,832
Derivative financial liabilities:
Gross settled derivatives – outflows	3,881	4,737	3,433	15,174	6,337	33,562
Gross settled derivatives – inflows	(3,405)	(4,291)	(3,336)	(15,076)	(6,629)	(32,737)
Gross settled derivatives – net flows	476	446	97	98	(292)	825
Net settled derivative liabilities	3,885	5	3	146	208	4,247
Total derivative financial liabilities	4,361	451	100	244	(84)	5,072
The following tables set out the amounts and residual maturities of off-balance sheet contingent liabilities, commitments and guarantees.

The Group	Within 1 year	1-3 years	3-5 years	Over 5 years	Total
	£m	£m	£m	£m	£m
At 31 December 2021
Acceptances and endorsements	21				21
Other contingent liabilities	1,362	242	258	457	2,319
Total contingent liabilities	1,383	242	258	457	2,340
Lending commitments and guarantees	97,587	15,506	9,853	4,678	127,624
Other commitments	—	18	—	42	60
Total commitments and guarantees	97,587	15,524	9,853	4,720	127,684
Total contingents, commitments and guarantees	98,970	15,766	10,111	5,177	130,024
At 31 December 2020
Acceptances and endorsements	73	—	—	—	73
Other contingent liabilities	1,302	337	69	583	2,291
Total contingent liabilities	1,375	337	69	583	2,364
Lending commitments and guarantees	102,279	18,152	9,454	3,588	133,473
Other commitments	1	44	16	64	125
Total commitments and guarantees	102,280	18,196	9,470	3,652	133,598
Total contingents, commitments and guarantees	103,655	18,533	9,539	4,235	135,962

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 44: FINANCIAL RISK MANAGEMENT (continued)

The Bank	Within 1 year	1-3 years	3-5 years	Over 5 years	Total
	£m	£m	£m	£m	£m
At 31 December 2021
Acceptances and endorsements	21	—	—	—	21
Other contingent liabilities	1,227	216	227	386	2,056
Total contingent liabilities	1,248	216	227	386	2,077
Lending commitments and guarantees	30,872	14,213	9,180	3,670	57,935
Other commitments	—	18	—	37	55
Total commitments and guarantees	30,872	14,231	9,180	3,707	57,990
Total contingents, commitments and guarantees	32,120	14,447	9,407	4,093	60,067
At 31 December 2020
Acceptances and endorsements	73	—	—	—	73
Other contingent liabilities	1,144	328	68	480	2,020
Total contingent liabilities	1,217	328	68	480	2,093
Lending commitments and guarantees	34,552	16,319	9,127	2,672	62,670
Other commitments	—	27	16	53	96
Total commitments and guarantees	34,552	16,346	9,143	2,725	62,766
Total contingents, commitments and guarantees	35,769	16,674	9,211	3,205	64,859
Capital risk
Capital is actively managed on an ongoing basis for both the Group and its regulated banking subsidiaries, and the associated capital policies and procedures are subject to regular review. The Group measures both its capital requirements and the amount of capital resources that it holds to meet those requirements through applying capital directives and regulations as implemented in the UK by the Prudential Regulation Authority (PRA) and supplemented through additional regulation under the PRA Rulebook and associated statements of policy, supervisory statements and other guidance. Regulatory capital ratios are considered a key part of the budgeting and planning processes and forecast ratios are reviewed by the Group and Ring-Fenced Banks Asset and Liability Committee. Target capital levels take account of current and future regulatory requirements, capacity for growth and to cover uncertainties. Details of the Group's capital resources are provided in the table marked audited on page 72.
NOTE 45: CASH FLOW STATEMENTS
(A)Change in operating assets

	The Group			The Bank
	2021	2020	2019	2021	2020	2019
	£m	£m	£m	£m	£m	£m
Change in amounts due from fellow Lloyds Banking Group undertakings	(1)	1,116	24	20,347	73,506	(48,692)
Change in other financial assets held at amortised cost	3,292	(9,688)	(11,832)	15,167	(1,815)	(5,482)
Change in financial assets at fair value through profit or loss	(124)	610	20,972	(2,805)	(1,021)	20,140
Change in derivative financial instruments	1,548	479	3,677	6,085	753	2,428
Change in other operating assets	345	627	63	10	239	63
Change in operating assets	5,060	(6,856)	12,904	38,804	71,662	(31,543)
(B)Change in operating liabilities

	The Group			The Bank
	2021	2020	2019	2021	2020	2019
	£m	£m	£m	£m	£m	£m
Change in deposits from banks and repurchase agreements	8,451	1,404	(2,670)	(7,479)	3,182	1,802
Change in customer deposits and repurchase agreements	14,825	37,728	5,593	4,231	24,711	10,360
Change in amounts due to fellow Lloyds Banking Group undertakings	(806)	(1,316)	(8,142)	(12,468)	(73,233)	28,016
Change in financial liabilities at fair value through profit or loss	(380)	(946)	(10,447)	1,828	135	(10,441)
Change in derivative financial instruments	(3,585)	(1,603)	(1,080)	(4,970)	(3,139)	(335)
Change in debt securities in issue	(10,569)	(17,138)	11,898	(9,670)	(13,400)	11,722
Change in other operating liabilities[1]	174	(288)	(782)	513	(249)	(1,823)
Change in operating liabilities	8,110	17,841	(5,630)	(28,015)	(61,993)	39,301
1Includes a decrease of £182 million (2020: decrease of £163 million; 2019: increase of £43 million) for the Group and a decrease of £108 million (2020: decrease of £42 million; 2019: increase of £20 million) for the Bank in respect of lease liabilities.

NOTES TO THE ACCOUNTS
for the year ended 31 December 2021
NOTE 45: CASH FLOW STATEMENTS (continued)
(C)Non-cash and other items

	The Group			The Bank
	2021	2020	2019	2021	2020	2019
	£m	£m	£m	£m	£m	£m
Depreciation and amortisation	2,777	2,670	2,602	1,671	1,325	1,245
Permanent diminution in value of investment in subsidiaries	—	—	—	—	—	159
Dividends and distributions on other equity instruments received from subsidiary undertakings	—	—	—	(1,503)	(211)	(1,434)
Revaluation of investment properties	—	20	8	—	—	—
Allowance for loan losses	(1,085)	3,802	1,380	(648)	1,742	490
Write-off of allowance for loan losses, net of recoveries	(935)	(1,279)	(1,457)	(442)	(622)	(759)
Impairment (credit) charge relating to undrawn balances	(231)	253	(17)	(134)	155	14
Impairment of financial assets at fair value through other comprehensive income	(2)	5	(1)	1	1	(1)
Regulatory and legal provisions	1,177	414	2,190	196	312	996
Other provision movements	(82)	80	(161)	(71)	18	(43)
Additional capital injections to subsidiaries	—	—	—	(36)	(33)	(53)
Net charge in respect of defined benefit schemes	236	247	245	114	121	131
Foreign exchange impact on balance sheet[1]	159	823	420	(48)	491	(230)
Interest expense on subordinated liabilities	570	846	947	484	534	657
Profit on disposal of businesses	—	—	(107)	—	—	—
Other non-cash items	(1,173)	(1,216)	(347)	(867)	(339)	(174)
Total non-cash items	1,411	6,665	5,702	(1,283)	3,494	998
Contributions to defined benefit schemes	(1,347)	(1,153)	(1,069)	(823)	(650)	(563)
Payments in respect of regulatory and legal provisions	(680)	(2,165)	(3,164)	(190)	(959)	(1,385)
Other	(45)	137	—	237	(65)	—
Total other items	(2,072)	(3,181)	(4,233)	(776)	(1,674)	(1,948)
Non-cash and other items	(661)	3,484	1,469	(2,059)	1,820	(950)
1When considering the movement on each line of the balance sheet, the impact of foreign exchange rate movements is removed in order to show the underlying cash impact.
(D)Analysis of cash and cash equivalents as shown in the balance sheet

	The Group			The Bank
	2021	2020	2019	2021	2020	2019
	£m	£m	£m	£m	£m	£m

Cash and balances at central banks	54,279	49,888	38,880	49,618	45,753	35,741
Less mandatory reserve deposits[1]	(4,777)	(4,392)	(3,177)	(963)	(954)	(764)
	49,502	45,496	35,703	48,655	44,799	34,977
Loans and advances to banks and reverse repurchase agreements	7,474	5,950	4,852	7,287	5,656	4,453
Less amounts with a maturity of three months or more	(3,786)	(2,480)	(1,941)	(3,712)	(2,387)	(1,648)
	3,688	3,470	2,911	3,575	3,269	2,805
Total cash and cash equivalents	53,190	48,966	38,614	52,230	48,068	37,782
1Mandatory reserve deposits are held with local central banks in accordance with statutory requirements; these deposits are not available to finance the Group's day-to-day operations.
NOTE 46: FUTURE ACCOUNTING DEVELOPMENTS
The IASB has issued a number of minor amendments to IFRSs effective 1 January 2022 and in later years (including IFRS 9 Financial Instruments and IAS 37 Provisions, Contingent Liabilities and Contingent Assets). These amendments are not applicable for the year ended 31 December 2021 and have not been applied in preparing these financial statements. They are not expected to have a significant impact on the Group.

GLOSSARY

Term used	US equivalent or brief description.
Accounts	Financial statements.
Articles of association	Articles and bylaws.
Associates	Long-term equity investments accounted for by the equity method.
Attributable profit	Net income.
Balance sheet	Statement of financial position.
Broking	Brokerage.
Building society	A building society is a mutual institution set up to lend money to its members for house purchases.
Buy-to-let mortgages	Buy-to-let mortgages are those mortgages offered to customers purchasing residential property as a rental investment.
Called-up share capital	Ordinary shares, issued and fully paid.
Contract hire	Leasing.
Creditors	Payables.
Debtors	Receivables.
Deferred tax	Deferred income tax.
Finance lease	Capital lease.
Freehold	Ownership with absolute rights in perpetuity.
Leasehold	Land or property which is rented from the owner for a specified term under a lease. At the expiry of the term the land or property reverts back to the owner.
Lien	Under UK law, a right to retain possession pending payment.
Loan capital	Long-term debt.
Members	Shareholders.
National Insurance	A form of taxation payable in the UK by employees, employers and the self-employed. It is part of the UK’s national social security system and ultimately controlled by HM Revenue & Customs.
Nominal value	Par value.
Ordinary shares	Common stock.
Overdraft	A line of credit, contractually repayable on demand unless a fixed-term has been agreed, established through a customer’s current account.
Preference shares	Preferred stock.
Premises	Real estate.
Profit attributable to equity shareholders	Net income.
Provisions	Reserves.
Retained profits	Retained earnings.
Share capital	Capital stock.
Shareholders’ equity	Stockholders’ equity.
Share premium account	Additional paid-in capital.
Shares in issue	Shares outstanding.
Specialist mortgages	Specialist mortgages include those mortgage loans provided to customers who have self-certified their income.New mortgage lending of this type has not been offered by the Group since early 2009.
Undistributable reserves	Restricted surplus.
Write-offs	Charge-offs.

EXHIBIT INDEX

1	Articles of association of Lloyds Bank plc

2	Neither Lloyds Bank plc nor any subsidiary is party to any single long-term debt instrument pursuant to which a total amount of securities exceeding 10 per cent of the Lloyds Bank Group’s total assets (on a consolidated basis) is authorised to be issued. Lloyds Bank plc hereby agrees to furnish to the Securities and Exchange Commission (the Commission), upon its request, a copy of any instrument defining the rights of holders of its long-term debt or the rights of holders of the long-term debt issued by it or any subsidiary for which consolidated or unconsolidated financial statements are required to be filed with the Commission.

2	(d)	Description of securities registered under Section 12 of the Exchange Act.

4	(b)	(i)	Service agreement dated 3 November 2010 between Lloyds Bank plc and António Horta-Osório†
		(ii)	Letter of amendment dated 19 February 2019 to the service agreement dated 3 November 2010 between Lloyds Bank plc and António Horta-Osório†
		(iii)	Deed of confirmation and variation of contract dated 18 June 2019 to a pensions contract between Lloyds Banking Group plc and António Horta-OsórioΔ
		(iv)	Deed of variation of contract dated 16 June 2020 to the service agreement dated 3 November 2010 between Lloyds Bank plc and António Horta-Osório☐
		(v)	Website Statement – in compliance with Companies Act 2006 – in relation to António Horta-Osório
		(vi)	Letter of appointment dated 31 January 2012 between Lloyds Banking Group plc and Sara Weller†
		(vii)	Letter of appointment dated 31 March 2014 between Lloyds Banking Group plc and Lord Blackwell†
		(viii)	Letter of appointment dated 1 April 2014 between Lloyds Banking Group plc and Nick Prettejohn†
		(ix)	Letter of appointment dated 26 June 2014 between Lloyds Banking Group plc and Alan Dickinson†
		(x)	Letter of appointment dated 26 November 2015 between Lloyds Banking Group plc and Stuart Sinclair†
		(xi)	Letter of appointment dated 2 March 2017 between Lloyds Banking Group plc and Lord Lupton†
		(xii)	Supplementary letter dated 5 December 2017 to the letter of appointment dated 2 March 2017 between Lloyds Banking Group plc and Lord Lupton†
		(xiii)	Letter of appointment dated 17 April 2018 between Lloyds Banking Group plc and Amanda Mackenzie†
		(xiv)	Supplementary letter dated 3 September 2018 to the letter of appointment dated 17 April 2018 between Lloyds Banking Group plc and Amanda Mackenzie†
		(xv)	Letter of appointment dated 19 March 2018 between Lloyds Banking Group plc and Brendan Gilligan†
		(xvi)	Letter of appointment dated 19 March 2018 between Lloyds Banking Group plc and Nigel Hinshelwood†
		(xvii)	Letter of appointment dated 26 April 2018 between Lloyds Banking Group plc and Sarah Bentley†
		(xviii)	Service agreement dated 15 March 2019 between Lloyds Bank plc and William ChalmersΔ
		(xix)	Addendum to the service agreement dated 15 March 2019 between Lloyds Bank plc and William Chalmers☐
		(xx)	Deed of variation of contract dated 22 June 2020 to the service agreement dated 15 March 2019 between Lloyds Bank plc and William Chalmers☐
		(xxi)	Letter to William Chalmers regarding his deputisation allowance and increased fixed share award for the period he assumed the acting Group Chief Executive role
		(xxii)	Letter of appointment dated 21 October 2019 between Lloyds Banking Group plc and Sarah LeggΔ
		(xxiii)	Supplementary letter dated 31 October 2019 to the letter of appointment dated 21 October 2019 between Lloyds Banking Group plc and Sarah LeggΔ
		(xxiv)	Letter of Appointment dated 22 October 2019 between Lloyds Banking Group plc and Catherine WoodsΔ
		(xxv)	Supplementary letter dated 31 October 2019 to the letter of appointment dated 22 October 2019 between Lloyds Banking Group plc and Catherine WoodsΔ
		(xxvi)	Letter of appointment dated 4 July 2020 between Lloyds Banking Group plc and Robin Budenberg☐
		(xxvii)	Service agreement dated 29 November 2020 between Lloyds Bank plc and Charlie Nunn
		(xxviii)	Addendum to the service agreement dated 29 November 2020 between Lloyds Bank plc and Charlie Nunn
		(xxix)	Letter of appointment dated 5 October 2021 between Lloyds Banking Group plc and Harmeen Mehta

12.1	Certification of Charlie Nunn filed pursuant to 17 CFR 240.13a-14(a) and 15 U.S.C. 7241

12.2	Certification of William Chalmers filed pursuant to 17 CFR 240.13a-14(a) and 15 U.S.C. 7241

13.1	Certification of Charlie Nunn and William Chalmers furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350

15.1	Consent of Deloitte LLP

15.2	Consent of PricewaterhouseCoopers LLP

†		Previously filed with the SEC on Lloyds Bank plc’s Form 20-F filed 31 July 2019.

Δ		Previously filed with the SEC on Lloyds Bank plc’s Form 20-F filed 23 March 2020.

☐		Previously filed with the SEC on Lloyds Bank plc’s Form 20-F filed 11 March 2021.
The exhibits shown above are listed according to the number assigned to them by the Form 20–F.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

LLOYDS BANK plc
By:	/s/ William Chalmers

Name:	William Chalmers
Title:	Chief Financial Officer
Dated:	8 March 2022