Form 20-F
period 2022-12-31
Lloyds Bank plc
filed 2023-03-07
CIK 1167831

As filed with the Securities and Exchange Commission on 7 March 2023
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2022 OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
25 Gresham Street
London EC2V 7HN
United Kingdom
(Name, telephone, e-mail and/or facsimile number and address of Company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
$1,250,000,000 3.5% Senior Notes due 2025	LYG/25	The New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
The number of outstanding shares of each of Lloyds Bank plc’s classes of capital or common stock as of 31 December 2022 was:

Ordinary shares, nominal value 1 pound each	1,574,285,752
Preference shares, nominal value 1 pound each	100
Preference shares, nominal value 25 pence each	Nil
Preference shares, nominal value 25 cents each	Nil
Preference shares, nominal value 25 Euro cents each	Nil
Preference shares, nominal value 25 Yen each	Nil
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
Check one): Large accelerated filer ☐  Accelerated filer ☐  Non-Accelerated filer ☒  Emerging Growth Company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b) ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐  International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐
If ‘Other’ has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has
elected to follow: Item 17 ☐   Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes☐   No ☒
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

As a wholly-owned subsidiary of Lloyds Banking Group plc, a public company with limited liability incorporated in the United Kingdom and which has its registered office in Scotland, Lloyds Bank plc meets the conditions set forth in General Instructions I(1)(a) and I(1)(b) of Form 10-K, as applied to reports on Form 20-F and is therefore filing its Form 20-F with a reduced disclosure format.

PRESENTATION OF INFORMATION

In this annual report, references to the ‘Bank’ are to Lloyds Bank plc; references to ‘Lloyds Bank Group’ or the ‘Group’ are to Lloyds Bank plc and its subsidiary and associated undertakings; and references to the ‘consolidated financial statements’ or ‘financial statements’ are to Lloyds Bank consolidated financial statements included in this annual report. References to ‘Lloyds Banking Group’ and ‘Parent Group’ are to Lloyds Banking Group plc, the parent company of Lloyds Bank plc, and its subsidiaries and associated undertakings. References to LBCM are to Lloyds Bank Corporate Markets plc, a fellow subsidiary of Lloyds Banking Group, and its subsidiaries. References to the ‘Financial Conduct Authority’ or ‘FCA’ and to the ‘Prudential Regulation Authority’ or ‘PRA’ are to the United Kingdom (the UK) Financial Conduct Authority and the UK Prudential Regulation Authority. References to the ‘Financial Services Authority’ or ‘FSA’ are to their predecessor organisation, the UK Financial Services Authority.
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB). Certain disclosures required by IFRS have been included in sections highlighted as ‘Audited’ within the Operating and financial review and prospects section of this Annual Report on Form 20-F on pages 20 to 82. Disclosures marked as audited indicate that they are within the scope of the audit of the financial statements taken as a whole; these disclosures are not subject to a separate opinion.
Lloyds Bank Group publishes its consolidated financial statements expressed in British pounds (‘pounds Sterling’, ‘Sterling’ or ‘£’), the lawful currency of the UK. In this annual report, references to ‘pence’ and ‘p’ are to one-hundredth of one pound Sterling; references to ‘US Dollars’, ‘US$’ or ‘$’ are to the lawful currency of the United States (the US); references to ‘cent’ or ‘c’ are to one-hundredth of one US Dollar; references to ‘Euro’ or ‘€’ are to the lawful currency of the member states of the European Union (EU) that have adopted a single currency in accordance with the Treaty establishing the European Communities, as amended by the Treaty of European Union; references to ‘Euro cent’ are to one-hundredth of one Euro; and references to ‘Japanese Yen’, ‘Japanese ¥’ or ‘¥’ are to the lawful currency of Japan. Solely for the convenience of the reader, this annual report contains translations of certain pounds Sterling amounts into US Dollars at specified rates. These translations should not be construed as representations by Lloyds Bank Group that the pounds Sterling amounts actually represent such US Dollar amounts or could be converted into US Dollars at the rate indicated or at any other rate. Unless otherwise stated, the translations of pounds Sterling into US Dollars have been made at the Noon Buying Rate in New York City for cable transfers in pounds Sterling as certified for customs purposes by the Federal Reserve Bank of New York (the Noon Buying Rate) in effect on 31 December 2022. The Noon Buying Rate on 31 December 2022 differs from certain of the actual rates used in the preparation of the consolidated financial statements, which are expressed in pounds Sterling, and therefore US Dollar amounts appearing in this annual report may differ significantly from actual US Dollar amounts which were translated into pounds Sterling in the preparation of the consolidated financial statements in accordance with IFRS.

BUSINESS OVERVIEW
The Lloyds Bank Group is a leading provider of financial services to individual and business customers in the UK. At 31 December 2022, the Lloyds Bank Group's total assets were £616,928 million and the Lloyds bank Group had 57,180 employees (on a full-time equivalent basis). The Group reported a profit before tax for the year ended 31 December 2022 of £6,094 million, and its capital ratios at that date were 20.5 per cent for total capital and 14.8 per cent for common equity tier 1 capital.
Set out below is the Lloyds Bank Group’s summarised income statement for each of the last two years:

	2022 £m	2021 £m
Net interest income	13,105	11,036
Other income	3,640	3,637
Total income	16,745	14,673
Operating expenses	(9,199)	(10,206)
Impairment (charge) credit	(1,452)	1,318
Profit before tax	6,094	5,785
The Lloyds Bank Group’s main business activities are retail and commercial banking and it operates primarily in the UK. Services are offered through a number of well recognised brands including Lloyds Bank, Halifax and Bank of Scotland, and through a range of distribution channels including the largest branch network and digital bank in the UK.
At 31 December 2022, the Group’s two primary operating divisions, which are also its financial reporting segments, were Retail and Commercial Banking. Retail offers a broad range of financial services products to personal customers, including current accounts, savings, mortgages, credit cards, unsecured loans, motor finance and leasing solutions. Commercial Banking serves small and medium businesses as well as corporate and institutional clients, providing lending, transactional banking, working capital management, debt financing and risk management services.
Profit before tax is analysed on pages 21 and 23. The table below shows the results of the Lloyds Bank Group’s segments in the last two fiscal years, and their aggregation.

	2022 £m	2021[1,2] £m
Retail	4,361	4,680
Commercial Banking	1,496	1,534
Other	237	(429)
Profit before tax	6,094	5,785
1    Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving into Retail; comparatives have been presented on a consistent basis.
2    During 2022, the Group revised its liquidity transfer pricing methodology impacting segmental net interest income. Comparative profit before tax has been presented on a consistent basis.
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

STRATEGY OF LLOYDS BANK GROUP
The Lloyds Bank Group is a leading provider of financial services to individual and business customers in the UK. The Lloyds Bank Group’s main business activities are retail and commercial banking. Services are provided through a number of well recognised brands including Lloyds Bank, Halifax and Bank of Scotland and through a range of distribution channels, including the largest branch network and digital bank in the UK. The Lloyds Bank Group strategy is directly aligned to the strategy of its parent, Lloyds Banking Group plc.
The Lloyds Banking Group is the largest bank and sole integrated provider of banking, insurance and wealth propositions in the UK. The Lloyds Banking Group's strong foundations have created distinctive competitive strengths. It has leading customer franchises with trusted brands, significant data assets and leading market shares. Alongside, the Lloyds Banking Group has a strong balance sheet, disciplined risk management and an efficient business model, operating at scale with strong cost discipline.
The Lloyds Banking Group’s purpose of Helping Britain Prosper drives its business model and strategic participation choices. The Lloyds Banking Group’s strategy has a clear vision to be a UK-customer focused digital leader and integrated financial services provider, capitalising on new opportunities, at scale. To this end the Lloyds Banking Group is embedding delivery of broader stakeholder outcomes in its strategy and the way it creates value to be a truly purpose-driven organisation.
Through its strategy, Lloyds Banking Group aims to transform its business, creating higher, more sustainable value for all stakeholders. The Lloyds Banking Group expects to drive revenue growth and diversification across all its main businesses, focusing on strengthening cost and capital efficiency, together built off a powerful enabling platform maximising the potential of people, technology and data to support the business ambitions. The Lloyds Banking Group strategy will enable the Group to deliver higher, more sustainable returns and capital generation.
This section contains forward looking statements, please refer to forward looking statements on page 108.

BUSINESS
BUSINESS AND ACTIVITIES OF LLOYDS BANK GROUP
On 1 July 2022 the Group adopted a new organisation structure, aligned to its strategic objectives and existing two customer-facing divisions. Disclosure is based on two divisions, reflecting the presentation of operating results regularly reviewed by the Group's chief operating decision maker (the Lloyds Banking Group's Group Executive Committee) to make decisions about the allocation of resources and to assess performance. To reflect the new organisation structure, the Group migrated its Business Banking and Commercial Cards businesses from Retail to Commercial Banking and its Wealth business was transferred into Retail. Comparatives have been restated accordingly.
Further information on the Lloyds Bank Group’s financial reporting segments is set out in note 4 to the financial statements.

MATERIAL CONTRACTS
The Bank and its subsidiaries are party to various contracts in the ordinary course of business.

ENVIRONMENTAL MATTERS
Lloyds Banking Group sets the environmental goals and measures the environmental achievements of the Lloyds Banking Group as a whole.
Accordingly, the disclosures in this section relate to the Lloyds Banking Group as a whole and, while still relevant, are not specific to the Lloyds Bank Group. All references to "we" and "our"within this section refer to the Lloyds Banking Group as a whole.
Our environmental sustainability strategy
As a Group that supports many sectors of our economy through our lending, investments, products and services we recognise our role in helping to enable the transition to a low carbon future.
Transitioning to net zero is a universal endeavour and will depend on government, industry and wider society acting together, alongside significant technological advancement in high-emitting sectors. We will actively manage our climate risks and hold ourselves to account to do all we can in how we run our own business.
Our priority is to be a constructive partner in the transition and support our clients throughout their transition journeys. Where we don't see the level of commitment or progress we believe is necessary to keep key climate ambitions within reach, we reserve the right to change or exit those relationships.
Like everyone working to support the transition, we are constantly refining our data and approach, seeking to embed sustainability across our business. There are a lot of unknowns in the transition to net zero, but we can't let these be a barrier to ambition.
Our approach is a core part of our business strategy, with key sustainability objectives aligned to our priorities of Grow, Focus and Change. We have set ambitions and have developed sector-specific targets for our Bank financed emissions. We have also set ambitions covering our supply chain and own operations. In order to deliver against these ambitions and targets, we have identified key priorities as set out below:

Environmental sustainability strategy

Our purpose is Helping Britain Prosper

We Help Britain Prosper by creating a more sustainable and inclusive future for people and businesses, shaping finance as a force for good.

Tackling the climate crisis through supporting the transition to a low carbon economy is core to our Group strategy and underpins our four focus areas to deliver on our purpose:

- Creating a more inclusive future
- Improving access to quality housing
- Enabling regional development
- Greening the built environment

	Grow	Focus	Change
Our Group strategy See our 2022 annual report and accounts	**Drive revenue growth and diversification**	**Strengthen cost and capital efficiency**	**Maximise the potential of people, technology and data**
Climate strategy objectives	Capitalising on the opportunities of the transition.	Managing our climate-related risks, supply chain and operations.	Embedding sustainability in all that we do.
Ambitions and targets	• 2030 and 2050 ambitions for: Bank and Scottish Widows financed emissions, own operations and supply chain emissions • 2024 targets for Bank sustainable lending targets • 2025 target for Scottish Widows investment in climate-aware strategies		
Priorities to deliver	• Growth through green lending, investments, products and services • Use our voice and collaborate with others to drive wider action	• Exiting the most damaging activities, identifying and managing our risks • Net zero operations and supply chain	• Educate and empower our people to support us to deliver • Use climate data and cross-Group approaches to support UK businesses and our own transition
Reporting output	• Environmental sustainability report

BUSINESS
Summary of TCFD recommendations and our progress against these
We have been continually making progress against the TCFD recommendations and enhancing our climate-related financial disclosures since our 2018 Annual Report on Form 20-F. We comply with the FCA’s Listing Rule 9.8.6R(8) and make disclosures consistent with the 2021 TCFD recommendations and recommended disclosures across all four of the TCFD pillars: Strategy; Governance; Risk Management; and Metrics and Targets.
We will continue to assess and develop our disclosures against the TCFD recommendations and recommended disclosures in 2023, considering relevant TCFD guidance and materials and evolving best practice.
The table below also provides an overview of our disclosure progress and priorities for 2023.

	Recommendation	Recommended disclosures	Summary of progress
Strategy	Disclose the actual and potential impacts of climate-related risks and opportunities on the organisation's business, strategy and financial planning where such information is material	A: Describe the climate-related risks and opportunities the organisation has identified over the short, medium and long term
•Key climate-related risk and opportunities identified within the potential time horizons over which they may arise defined
•In 2023 we will look to further quantify risks and opportunities in relation to climate risk
•Financial statements consider the impact of climate-related risks on of financial position and performance
•Continue to embed climate risk into financial planning process. Climate considerations factored into the economic base case and financed emissions ambitions considered as part of the forecasting process
•In 2023 net zero targets strategies will be set for some remaining high emitting sectors
•Expand the balance sheet assets covered by the forecasting process, and Partnership for Carbon Accounting Framework (PCAF) methodology updates
•Embed monitoring of sector targets into reporting process so that climate considerations form part of the Group's regular decision making
•Climate scenario analysis performed for areas such as mortgage flood risk and transition risk for commercial portfolios
•The insights from this scenario analysis will be used to support the Group's measurement of Expected Credit Loss (ECL) and Internal Capital Adequacy Assessment Process (ICAAP)
•Continue to monitor our exposure to high risk sectors and proposed actions to support transition
•In 2023 scenario analysis will be used to support forecasts and plans. We will compare scenario modelling outputs generated to inform strategic approach
•Specific areas of development are understanding the impacts of some of our highest emitting sectors such as agriculture as well as integrating scenario analysis insights into the credit decision making process

B: Describe the impact of climate-related risks and opportunities on the organisation's business, strategy and financial planning
C: Describe the resilience of the organisation’s strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario
Metrics and Targets	Disclose the metrics and targets used to assess and manage relevant climate-related risks and opportunities where such information is material	A: Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process
•Developed additional 2030 emissions reduction targets, covering some of the UK's hardest to abate and most material sectors including homes, transport and energy
•Progress monitored against our net zero ambitions, including measures related to our financed emissions, own operations, supply chain emissions and sustainable finance
•2023 plan to enhance metrics to monitor our progress against our targets and ambitions and explore methodology in relation to nature
•Disclosed Scope 1, 2 and 3 emissions for our own operations and supply chain. Continue to develop our approach to calculating financed emissions updated to period ended 2020
•In 2023 we will extend our asset coverage from a financed emissions perspective to cover additional business areas
•In 2023 we will develop targets for other high carbon sectors for release in 2024

B: Disclose Scope 1, Scope 2, and if appropriate, Scope 3 greenhouse gas (GHG) emissions, and the related risks
C: Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets

BUSINESS

	Recommendation	Recommended disclosures	Summary of progress
Governance	Disclose the organisation’s governance around climate-related risks and opportunities	A: Describe the Board’s oversight of climate-related risks and opportunities
•Governance structure provides clear oversight and ownership of the Group’s sustainability strategy and management of climate risk at Board and Executive levels
•The Board is engaged on a regular basis on our sustainability agenda
•In 2023, Board will consider our response to nature along with approval of our sector targets for some of our remaining sectors. Continue to monitor progress against our targets and ambitions
•The Group Net Zero Committee to provides direction and oversight of the Group environmental sustainability strategy, supported by climate and sustainability steering groups of committees, alongside oversight of climate risk at Group Risk Committee
•Key committee oversight in 2022 include approval of our sector ambitions and external sector statements

B: Describe management’s role in assessing and managing climate-related risks and opportunities
Risk Management	Disclose how the organisation identifies, assesses, and manages climate-related risks	A: Describe the organisation’s process for identifying and assessing climate-related risks
•We have continued to embed climate risk into our activities and Enterprise Risk Management Framework, through consideration of climate risk as its own principal risk, and integration into other principal risks materially impacted
•The Group Climate Risk Policy to provides an overarching framework for the management of climate risks across the Group
•Assessment of climate risk has been undertaken to understand the key risks across the Group
•Ongoing development of climate risk assessment tools and methodologies, including our qualitative climate risk assessment tool in Commercial Banking
•Consideration of climate risk incorporated within our existing risk management processes, embedding relevant controls to mitigate these risks
•Key risks include credit risk, conduct risk and operational resilience
•In 2023 we will incorporate scenario analysis to inform climate risk assessments alongside further refinement to evolving processes across the Group
•Further activity in 2022 includes embedding of controls across identified climate-related risk, enhancements to risk appetite to mitigate key climate risks across the Group and further enhancement to climate risk reporting

B: Describe the organisation’s process for managing climate-related risks
C: Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organisation’s overall risk management
Our emissions reduction ambitions and targets
Bank financed emissions
Work with customers, government and the market to help reduce the carbon emissions we finance by more than 50% by 2030 on the path to net zero by 20501 or sooner.
Supply chain
Reduce the carbon emissions we generate through our supply chain by 50% by 2030 on the path to net zero by 2050 or sooner3.
Own operations
We will achieve net zero carbon operations by 2030 and reduce our direct carbon emissions by at least 75%, while also reducing energy consumption across our operations by 50%, and limiting travel-related carbon emissions by 50% compared to a pre-COVID 19 baseline4.
1    From a 2018 baseline.
2    Carbon footprint is a measure of carbon intensity calculated as absolute value of emissions applicable to an investment divided by the value of investment.
3    From a 2021/2022 baseline.
4    All from a 2018/2019 baseline.

BUSINESS
Our sustainable lending and investment targets
We set sustainable lending and investment targets in several areas and have made process against each throughout the year

Lending and Investment Target	Progress Update
Commercial Banking £15 billion sustainable finance for corporate and institutional customers[1] by 2024	£7.9 billion achieved in sustainable finance for corporate and institutional customers in 2022
Motor £8 billion financing for EV and plug-in hybrid electric vehicles by 2024[2]	£2.1 billion achieved in financing for EV and plug-in hybrid electric vehicles in 2022
Green mortgage lending £10 billion green mortgage lending by 2024[3]	£3.5 billion achieved in green mortgages lending in 2022[4]
1Corporate and institutional customers (customers with a turnover >£100m). Includes clean growth finance initiative, Commercial Real Estate green lending, renewable energy financing, sustainability linked loans and green and social bond facilitation.
2Includes new lending advances for Black Horse and operating leases for Lex Autolease (gross); includes cars and vans
3New mortgage lending on new and existing residential property that meets an Energy Performance Certificate (EPC) rating of B or higher.
4Covers the period from January 2022 to September 2022.

Our own operation progress
Reducing the environmental impact of our own operations is a key part of our sustainability strategy. We’re working towards an ambitious set of commitments to change the way we operate as a business and help to accelerate our plans to tackle climate change. In 2021 we launched an ambition to achieve net zero carbon emissions across Scope 1 and 2 by 2030, while at the same we launched targets to halve our energy consumption and maintain travel-related carbon emissions from business travel and commuting below 50% of a pre-COVID-19 baseline.
We have also maintained our legacy water and waste reduction commitments.
We’re making strong progress against our other targets, despite an increase in commuting and business travel related carbon emissions driven by higher office utilisation compared to the previous year.
We have also exceeded our water reduction target for the second consecutive year, and we will be reviewing our water efficiency pledge in 2023.

Operational climate ambition and targets[6]

Direct carbon emissions[1]
Net zero carbon operations by 2030

2030 target
We are here
36.0%
2022
25.7%
2021
2018/19 baseline
Progress (% reduction)

Energy consumption[2]
Reduce our total energy consumption by 50% by 2030

2030 target
We are here
25.5%
2022
15.4%
2021
2018/19 baseline
Progress (% reduction)

Travel emissions[3]
Maintain travel carbon emissions below 50% of pre-COVID-19 levels

We are here
Ongoing target
65.7%
2022
80.1%
2021
2018/19 baseline
Progress (% reduction)

Water consumption[4]
Reduce water consumption by 40% by 2030

We are here
Ongoing target
50.3%
2022
48.8%
2021
2009 baseline
Progress (% reduction)

Operational waste[5]
Reduce our operational waste by 80% by 2025

2025 target
We are here
72.2%
2022
72.0%
2021
2014/15 baseline
Progress (% reduction)

1 Includes scope 1 and 2 emissions, market based approach for electricity scope 2.

2 Includes electricity and gas usage across our full operational estate.

3 Includes business travel (covering flights, car journeys, hotel stays, taxis, buses and underground/overground rail trips) and employee commuting, company cars and mobile branches with WTT.

4 Includes water consumption across our full operational estate.

5 Includes general waste, plastics, mixed recycling, food waste and confidential paper, as well as lower-volume waste such as glass and wood.

6 The methodology to derive reported Scope 1, 2 and 3 emissions is provided in the **Lloyds Banking Group Reporting Criteria Statement**

BUSINESS
Our supply chain ambition
Launched in October 2022, we have committed to reduce our supply chain emissions by at least 50% by 2030 on the path to net zero by 20501. The initial focus has been on engaging 123 suppliers which we estimate contribute over 80 per cent2 of our supply chain carbon emissions.
1    From a 2021/2022 baseline.
2    Based on calculated emissions from addressable spend with our suppliers in the periods October 2019 to September 2020 and October 2020 to September 2021.
Scope 3 Supply chain carbon emissions (tonnes CO2e)

Scope 3 emissions by GHG protocol category	Baseline 2021/2022
Category 1: Purchased good and services	612,806
Category 2: Capital goods	71,535
Category 4: Upstream transportation and distribution	63,068
Total	747,409
Offsetting approach to meet targets and ambitions
Net zero strategies should prioritise carbon reduction in line with science, ahead of considering the use of carbon credits to remove any residual emissions. Where carbon credits are necessary, they can be an important tool in combating climate change if used responsibly. Where carbon credits are used, they can be an important tool in combating climate change if used responsibly.
Our Financed Emissions
The table shows the Group’s estimated absolute financed emissions and the physical emissions intensity for baseline years (2018 for Banking Emissions) along with 2020 emissions data.
Our Scope 3 financed emissions are calculated from the Scope 1 and 2 emissions generated from our investments or lending. Scope 3 (value chain) emissions are also calculated and reported separately for certain sectors, aligning to the PCAF standard phased approach. We continue to refine our estimates of financed emissions as we enhance our understanding, calculation methodologies and data.
1    Oil and gas Scope 3 estimates reflect the scope of the oil and gas sector target, based on drawn lending for primary sector clients in extraction, refining and transport via pipeline, including commodities trading arms of supermajor oil and gas clients, and not including support services.
2    Oil and gas economic emission intensity is Scope 1 and 2 only. Including Scope 3 Oil and Gas economic emission intensity is 4.4 MtCO2e/£bn in 2019 and 5.6 MtCO2e/£bn in 2020.
3    The baseline and subsequent years have been restated. Financed emissions are shown including grid decarbonisation and including unregulated emissions (appliances and cooking). The values for Retail Homes financed emission including grid decarbonisation and excluding unregulated emissions are 2018 5.5 MtCO2/yr (full emissions of 10.8 MtCO2/yr), 2019 5.1 MtCO2/yr (full emissions 10.1 MtCO2/yr) and 2020 4.93MtCO2/yr (full emissions of 9.7 MtCO2/yr).
4    2020 emissions calculation covers 100 per cent of in-scope UK mortgages. Uses EPC emissions estimates for c.66 per cent of properties. Where EPCs are unknown, the average emissions intensity of properties is calculated based on internal property archetypes.
5    The baseline and subsequent years are restated to reflect an increase in scope to include HGVs. This has resulted in a 0.4 MtCO2e increase in baseline 2018 reported emissions compared to figures previously published. Emissions calculation covers 89 per cent of motor vehicle loans and operating lease assets in-scope.

BUSINESS
Methodology and Approach
Measurement basis for metrics and targets
We have estimated our financed emissions producing two separate baselines to align to the individual ambitions to reduce our financed emissions as outlined in the Strategy section. The first baseline is for our banking operations, which covers Lloyds Banking Group, excluding Scottish Widows (the Bank). The second is for our Scottish Widows activity which is reported separately.
In measuring financed emissions, the Group has continued to apply the emerging industry-led standard developed by Partnership for Carbon Accounting Financials standard (PCAF) in measuring and disclosing our greenhouse gas (GHG) emissions financed by loans and investments. PCAF is now recognised as the most widely adopted global standard for measuring and accounting for Scope 3 emissions by the financial sector, referred to here and across industry as ‘financed emissions’. Where possible, we have adopted the guidance afforded by the PCAF standard across all material asset classes where published methodologies have been made available.
What emissions are covered?
Our baseline represents Scope 3 financed emissions which is calculated from the Scope 1 and 2 emissions generated from our investments or lending.
Scope 3 (value chain) emissions from our investments or lending are also calculated and reported separately for certain sectors, aligning to the PCAF standard phased approach. Scope 3 includes all other indirect GHG emissions of the reporting company not included in Scope 2, and can be broken down into upstream emissions that occur in the supply chain (for example, from production or extraction of purchased materials) and downstream emissions that occur as a consequence of using the organisation’s products or services. The comparability, coverage, transparency and reliability of Scope 3 data still varies greatly by sector and data source.
Attribution
Aligning to the PCAF standard, we have adopted an attribution factor at a single client or asset class level to measure our share of financed emissions. Where necessary, hierarchies of best-available data and approximations have been used to resolve certain data gaps. We have incorporated additional detail and explanation on the variations to our approach within the individual business sections.
Data quality score
Where sourcing of emission data by client or by asset type was challenging, adaptations to our approach reflected the hierarchy of options outlined in the PCAF data scoring framework. We used a range of internal and external data sources to determine the Scope 1 and Scope 2 emissions for each asset class and calculated our average data quality scores across all business lines and sectors, using the classification found in PCAF guidance.
Evolution of approach
Throughout 2022, we have continued to mature and refine our measurement of financed emissions across the Group. Progress has been made to extend the scope of our emissions baseline, refine our methodologies and improve data quality, recognising there is still more to do. This includes working in partnership with government, industry and policymakers to improve our approach and calculation estimates.
Further, we have continued to enhance our emissions calculation process, governance and controls via a Group-wide financed emissions framework which follows the Group’s three lines of defence model.
KPMG are engaged on a pre-assurance review of the Group’s financed emissions metrics to support the ability to receive limited assurance on these calculations for 2023 year-end reporting, in line with our NZBA commitments.
We are also assessing the way we may get external verification of the science-aligned approach of our sector targets in the future.

BUSINESS
Methodology for supply chain
We align our Scope 3 supply chain GHG emissions to the GHG Protocol’s Corporate Value Chain (Scope 3) Accounting and Reporting Standard. The following categories are included in our Scope 3 supply chain emissions:
Category 1:
Purchased goods and services – all upstream emissions from the production of goods and services purchased or acquired by Group not otherwise included in Categories 2 and 4. This includes goods and services relating to IT, cyber, operations, management consultancy, legal, HR, marketing and communications.
Category 2:
Capital goods – all upstream emissions from the production of capital goods purchased or acquired by Group. This includes IT hardware and relevant property related goods (e.g. fixtures and fittings).
Category 4:
Upstream transportation and distribution – emissions from transportation and distribution of products purchased, between Group’s tier 1 suppliers and its own operations in vehicles not owned or operated by Group, and emissions from third-party transportation and distribution services purchased by Group. This includes mail and logistics.
Supply chain emissions follows a spend-based methodology on spend with approximately 2,600 third parties. This is based on an extract of Accounts Payable data from the Group’s SAP Enterprise Resource Planning Central Component (ECC) system. The Accounts Payable data is a subset of the Group’s General Ledger (GL) used to produce the Group’s Annual Report & Accounts.
Based on the GHG Protocol guidance, the following are examples of spend, which the Group have deemed out of scope of categories 1, 2 and 4:
•Intermediaries & broker fees
•Leased assets
•Sponsorship & community spend
•Travel spend
•Taxes and Regulatory fees
Calculation basis
Following categorisation of the Group’s Scope 3 third-party spend into the relevant GHG category, one of two approaches are used to calculate the emissions.
Approach 1: Where third-party Scope 1, 2 and 3 emissions and overall revenue data is reported in CDP or provided via CDP Supply Chain for the Group’s top suppliers, this data is used to calculate the emissions. Alternatively, where a supplied can allocate emissions to the goods and services provided to Group via the CDP Supply Chain Module, these allocated emissions are used.
Approach 2: Where CDP data is not available, CEDA industry factors are applied to calculate emissions for each spend category. CEDA (Comprehensive Environmental Data Archive) is an Environmentally Extended Input-Output database which provides emission factors linking spend on goods/services to emissions.
For each good/service that a third party provides, this is matched against an equivalent CEDA category. Each CEDA category has an associated emissions factor based on spend (kgCO2e/£). The associated emissions factor is multiplied by the third party spend to give emissions for that third party’s activity.
An integral part of our overall calculation and reporting process is a defined Control Framework to ensure associated risks are monitored and controlled. Our reporting process; includes a continuous review of our data collection practices, we aim to improve our data collection through primary and verified sources. We have defined a process for evaluating the requirement to recalculate and restate our Scope 3 supply chain emissions data. The materiality threshold to trigger any restatement process is set at 5 per cent.
Baseline
Our baseline year is the reporting period 1 October 2021 to 30 September 2022.
Methodology for own operations
The Group follows the principles of the Greenhouse Gas (GHG) Protocol Corporate Accounting and Reporting Standard to calculate Scope 1, 2 and 3 emissions from our worldwide operations. The reporting period is 1 October 2021 to 30 September 2022, and data from 2018/2019, 2019/20 and 2020/21 are reinstated to improve the accuracy of reporting, using actual data to replace estimates, historical emissions associated with Embark Group’s properties, and improved escaped refrigerant related emissions.
Emissions are reported based on the operational control approach. Reported Scope 1 emissions are those generated from gas and oil used in buildings, emissions from fuels used in UK company owned vehicles used for business travel and fugitive emissions from the use of air conditioning and chiller/refrigerant plant. Reported Scope 2 emissions are generated from the use of electricity and are calculated using market-based methodologies on this report. Our pledge to reducing travel related carbon emissions includes Scope 3 emissions relate to business travel (category 6) and commuting (category 7) undertaken by colleagues.
We also report additional categories such as emissions from colleagues working from home (category 7), operational waste (category 5) and the extraction and distribution of each of our energy sources – electricity, gas and oil (category 3).

BUSINESS
Our climate risk and opportunities
We recognise the importance of embedding climate-related risks and opportunities into our Group-wide strategy and business operations. Our ambitions cannot be achieved without significant government and regulatory intervention enabling an effective economic infrastructure and we will engage with government and market stakeholders to help ensure that infrastructure is developed.
The scale of the potential impact of climate-related risks and opportunities, and the timing over which these will manifest, will vary significantly across our business operations. The variability of impacts and the time horizons will be dependent on several different factors, only some of which are in the control of our organisation. Climate risks and opportunities arise through two channels:
Physical
Changes in climate or weather patterns which are acute (event driven such as floods or storms), or chronic (longer-term shifts such as rising sea levels or droughts).
Transition
Changes associated with the move towards a low carbon economy, including changes to policy, legislation and regulation, technology and market; or legal risks from failing to manage the transition.
Given the nature of climate change, the time horizons over which climate risks and opportunities will present themselves may be a significantly longer time than we have previously experienced.
The time horizon over which the Group categorises short, medium and long-term risks is as follows:
•Short term: 0-1 years
•Medium term: 1-5 years
•Long term: 5 years +
Evaluating the resilience of our strategy
Physical and transition risk from climate change can expose the Group to economic loss. The Group’s lending portfolio means we have relatively low concentration to sectors exposed to increased climate risk.
Industry exposure to climate risk
The chart below provides an overview of the susceptibility of high-risk sectors to climate risk, specifically in the Network for Greening the Financial System (NGFS) Net Zero 2050 scenario. This scenario reflects very ambitious climate policies and therefore explores a considerable degree of transition risk.
We have created this analysis using data from a large pool of listed companies, provided by Planetrics, a McKinsey & Company solution1. Therefore, this reflects a global view of each sector rather than being specific to the Group’s portfolio. The estimated financial impacts from physical and transition risk are modelled for each entity. The relative difference between this climate estimate and a baseline2 provides an indicative foresight view of discounted cashflow, and hence Net Present Value (NPV) of the entity from 2022 to 2050. These entity-level NPV differences are aggregated to provide a view aligned to our lending sectors with increased climate risk. Counterparty-level transition plan effects have not been included.
The chart illustrates that the majority of firms in the coal mining sector would be severely impacted, with even the best performing quartile experiencing a c.80 per cent reduction in NPV by 2050. Conversely, there are a wide range of outcomes for the Power sector. Although the median impact to NPV by 2050 is a c.15 per cent reduction, several counterparties are projected to grow since renewables are already a large proportion of their production mix and therefore would not attract increased costs due to carbon taxes in this scenario.
1    This chart represents the Group’s own selection of applicable scenarios and/or and its own portfolio data. The Group is solely responsible for, and this chart represents, such scenario selection, all assumptions underlying such selection, and all resulting findings, and conclusions and decisions. McKinsey & Company is not an investment adviser and has not provided any investment advice.
2    The baseline uses the NGFS current policies scenario and current climate (today’s temperature and physical risks). Baseline company financials are scaled based on a company specific growth rate.
3    This is the estimated incremental impact on NPV for key sectors versus baseline, as described above.

BUSINESS
Understanding our lending exposure to climate risk
To help understand our role in supporting the UK transition, we have refined the analysis of our exposure to sectors of the economy with increased climate risk where we have lending to customers that may likely contribute a higher share of the Group’s financed emissions. Not all customers in these sectors have high emissions or are exposed to significant transition risks. Our analysis represents a total view of exposure, including green and sustainability–linked financing which supports the transition to a low carbon economy.
A summary is included in the table below of our lending by sector.
We have proportionally lower exposure to the sectors that are forecast to experience the most significant negative impacts on company values and have set seven specific targets for some of the highest emitting sectors to ensure we are driving action to help reduce emissions.
We continue to enhance and refine this work at both counterparty and sector level, considering both risks and opportunities as we look to support our customers’ responses to climate change.

Bank lending to sectors with increased climate risk[4]

Sector	Total lending 31 December 2022 £m	% of total
Coal mining	-	0.0%
Oil and Gas	825	0.2%
Automotive	2,441	0.6%
Transport (industrial and passenger)	2,277	0.6%
Power/ Utilities	2,234	0.5%
Agriculture, forestry and fishing	7,447	1.8%
Real estate[5]	21,651	5.3%
Food manufacturing and wholesalers	1,218	0.3%
General Manufacturing	1,581	0.4%
Construction[6]	3,607	0.9%
Sub total	**43,281**	**10.6%**
Personal (mortgages and other)	350,077	85.4%
Lease financing and hire purchase	16,795	4.1%
Total	**410,153**	**100.0%**

4    Our analysis represents a total view of drawn exposure, including green and sustainability–linked financing which supports the transition to a low carbon economy
5    Real estate includes social housing
6     Construction includes housebuilders, construction materials, chemicals and steel manufacturers

How we are tackling transition
In line with our strategy, we will actively manage our climate risks focused on those sectors that are most material for the Group and present the most risk. We reserve the right to exit relationships where we don’t see the level of commitment or progress we believe is necessary to keep key climate ambitions within reach. A summary of our bank transition approach is found below.

BUSINESS
How climate is factored into our financial planning process
Climate considerations form part of our planning and forecasting activities. We consider climate effects in our base case economic scenarios and forecast financed emissions alongside climate risks and opportunities within the Group’s four-year financial plan, primarily conducted across three key areas.
1.Forecasting our bank financed emissions to 2030 for four of our high-carbon-intensive sectors
2.Gathering supporting qualitative assessment of the risks and opportunities present for certain material sectors
3.Building out the Group’s investment planning capabilities to progress our climate ambitions and targets; reducing the emissions from our suppliers and supporting our own operation's net zero ambition
Our financial planning process acknowledges the dependencies on both external factors such as policies, technology developments and customer behaviour. We continue to monitor the impact of these external factors on our Group ambitions and targets alongside working in partnership with our customers and other stakeholders to achieve our common goal of achieving net zero by 2050.
Financial statement preparation includes the consideration of the impact of climate change on the Group’s financial statements. While the effects of climate change represent a source of uncertainty, the Group does not consider there to be a material impact on its judgements and estimates from the physical, transition and climate-related risks in the short term. There is no material impact assessed on the Group's financial position of performance as at 31 December 2022.
An assessment was performed of the Group’s internally generated economic scenarios used in the measurement of expected credit losses against external scenarios published by the NGFS. This was supplemented by an assessment of the behavioural lifetime of assets against the expected time horizons of when climate risks may materialise. Given the extended timelines related to climate risks compared to the tenor of the Group’s lending portfolios and insights produced by the Group’s climate risk experts, no adjustments have been required to the expected credit losses measured as at 31 December 2022.
There is no material impact assessed on the Group’s financial position or performance as at 31 December 2022.
In 2023, we plan to further enhance our sustainability planning capability to support development of transition plans for some of our hardest to abate sectors. We are continuing to increase the scope of our emissions forecasting to cover more of our balance sheet, leveraging our forecasting process and capabilities to track progress against our published sector targets.
Identification and assessment of climate risks
The ability to identify, measure and manage the risks associated with climate change is integral to embedding consideration of these risks within our Enterprise Risk Management Framework (ERMF).
As our understanding of the impacts of climate risks has evolved, we have adopted a ‘Double Materiality’ approach. This is the concept that risk can materialise as: a) the impacts of climate change or the transition to net zero on the Group and our associated activities (inbound risk), or b) an adverse direct impact on people and the environment as a result the Group or its practices (outbound risk), or c) both. This approach allows us to assess not only the impacts of risks to us as a Group, but also the impact of our balance sheet on society and the planet.
Risk identification
We look to ensure risks are proactively identified across the Group, reflecting a number of potential internal and external sources, including environmental factors, such as climate change. As we develop our understanding of climate risk, we initially created a central view of the main inbound and outbound risks impacting the Group. This was informed by previous qualitative and quantitative analysis of climate-related impacts, including workshop discussions and outputs from the Climate Biennial Exploratory Scenario, however, we expect this will continue to evolve.
This overview supported further discussions across the Group on the key climate risks we are faced with, to integrate consideration of climate-related impacts into our respective risk profiles. Identification of climate risk is supported by horizon scanning of climate-related developments across the Group. This is particularly important given the uncertain and long-term nature of the risks from climate change, as well as the increasing focus in this area. Regular monitoring of climate-related regulatory and legal developments is also in place ensuring suitable consideration and appropriate action is taken. We also participate in several climate change initiatives, which provide insight across the industry and support monitoring emerging trends and developments and ensure these are appropriately reflected in our strategy. Consideration of climate risks within our financial planning process is also in place to support identification of climate risk, considering the potential impacts for the Group across key areas of the business.
Risk assessment
Engagement across the Group has led to Business Unit assessments of our key climate risks, ensuring a proportionate approach to focus on the most material risks. The impact and likelihood of potential climate risks has been assessed in line with our ERMF to understand the potential effects on the Group’s performance and reputation. We assess a number of factors to determine the materiality of these impacts, including: customers; reputation; regulatory; financial losses; impact on business objectives; and impact on management time, resources and colleagues. These factors are relevant for consideration in assessing climate-related risks given that these risks may potentially impact a number of our traditional risk categories, while also impacting a broad range of stakeholders.
We are continuing to develop our approach to the assessment of climate risks impacting other risks, supported by appropriate tools and methodologies. One example is our qualitative ESG risk assessment for commercial clients. From a climate risk perspective, this is designed to generate a score for individual clients based on their transition readiness and response to managing climate risks and opportunities.

BUSINESS
Key climate risks facing the Group
The following table considers the key inbound and outbound climate risks we face, alongside the drivers of these risks, related time horizons and risk types impacted.
1    This includes the Group's defined benefit pension scheme assets. Climate change could potentially impact the schemes' financial position due to changes in asset prices, financial market conditions and members' longevity.
Identifying our climate opportunities
As the UK’s largest financial services provider, we have both the opportunity and responsibility to support the UK’s transition towards a greener future through our lending and investments and net zero products and services, in order to support a timely and Just Transition. The timing of opportunities has been considered in relation to the time frames outlined on page 10 whilst we note that timing is partly dependent on factors such as UK government policy and regulation, technology developments, as well as our customers’ response.
The following is an indicative list of the climate-related opportunities that we are looking to incorporate across the Group.

Our climate opportunities

Opportunities	Area	Drivers	Time horizon
Supporting our customers to make sustainable choices	We will strive to be a responsible investor that protects our investments from material ESG-related risks and seeks to capitalise on ESG-related opportunities. We aim to offer a fund range to our customers that will support them in making sustainable choices.	Transition (Market, Policy and Legal)	Medium, Long
	We have launched several tools that can be used by our customers to understand their current emissions.	Transition (Technology, Market)	Short, Medium
	We will develop industry partnerships to help drive energy-efficient solutions for our customers.	Transition (Technology, Reputation, Market)	Short, Medium, Long
	Our Build Back Better initiative (backed by Flood Re) helps to improve the flood resilience of our Home Insurance customers.	Physical (Acute, Chronic)	Short, Medium, Long
Reducing the environmental impact across our own operations	We have set operational climate pledges to achieve carbon, energy, travel, water and waste reduction across our branches, offices and data centres, as well as emissions from colleagues' commuting and business travel.	Transition (Technology, Reputation, Market)	Short, Medium
Provision of sustainable finance for strategic sectors	Sustainability Linked Loans[1] (SLLs) and our Clean Growth Financing Initiative[2] (CGFI), reward business for positive action either in terms of using the loan for green purposes or for delivering improved sustainability performance.	Transition (Technology, Market)	Short, Medium, Long
	Supporting the social housing sector with demand for energy-efficient homes and investing in green infrastructure.	Transition (Technology, Market)	Long
	Leading provider of financing for EV and plug-in hybrid electric vehicles.	Transition (Technology, Market)	Short, Medium
Supporting our colleagues on their sustainability journey	As a leading provider in car financing, our colleagues benefit from our flexible finance solutions for EV and plug-in hybrid vehicles.	Transition (Technology, Market)	Short, Medium, Long
	Group-wide courses on sustainability, introducing the topic of climate change and how we can make sustainable choices.	Transition (Market, Policy and Legal)	Short, Medium, Long
	In response to member feedback, the Lloyds Banking Group Pensions Trustees Limited integrated ESG considerations into its investment strategy, allowing our colleagues in the defined contribution schemes to opt to participate in an ESG-aligned pension investment.	Transition (Market, Policy and Legal)	Medium, Long

1Sustainability Linked Loans (SLLs), are available to larger businesses and incentivise the borrower’s achievement of ambitious, pre-determined sustainability-related targets aligned to the Groups’ interpretation and application of the voluntary market standards outlined by the Loan Markets Association Sustainability Linked Loan Principles.
2The Clean Growth Finance Initiative (CGFI) provides discounted financing for business sustainability investment meeting our qualifying green purposes across the themes of reducing emissions, energy efficiency, low carbon transport, reducing waste and increasing recycling, and improving water efficiency. The qualifying criteria are reviewed annually with the support of third-party specialists.

BUSINESS
Importance of nature
Nature underpins our economy, our livelihoods and our wellbeing. However, the ongoing depletion of natural ecosystems and resources without appropriate considerations for the consequences is resulting in unsustainable loss of biodiversity and damage to our natural environment.
We recognise that the climate and nature crises cannot be solved independently. In fact, nature-related activities can enhance our decarbonisation efforts. The Intergovernmental Panel on Climate Change’s (IPCC) special report on limiting global warming below 1.5ºC found that three of the five most effective strategies for reducing emissions are nature-based solutions. Given the interconnectedness between nature and climate, our approach looks to extend our understanding of climate change to incorporate nature-related risks and opportunities. This will help to ensure that we have an approach that considers a holistic environmental sustainability strategy.
As a UK-centric financial institution, we want to play our role in helping restore and protect nature in the UK which is closely aligned to our purpose of Helping Britain Prosper. This is of particular importance as the state of nature in the UK has rapidly declined, with the abundance of UK priority species declining 60 per cent since 1970, placing it in the bottom 10 per cent of countries globally.
Nature loss is a complex topic and there is no universal single ‘metric’ of measurement. Therefore, the first step on our journey is to understand more clearly how the Group’s activities interact with nature. Our work has focused on developing an understanding of how our activities are impacting nature within the UK both in terms of our own operations and through the clients we finance.
Our work to date
In our 2021 ESG Report we disclosed plans to complete an assessment across our bank lending book to identify our key impacts on nature in order to prioritise our efforts. Due to the complexity of understanding and measuring the impact on nature and the current limitations with data availability, we have excluded the impacts felt through supply chain and our investment portfolio, focused initially on assessing our clients’ direct impacts on UK natural ecosystems. Focusing on the UK for this exercise enables us to be targeted with our efforts, whilst aligning with our purpose of Helping Britain Prosper. We have completed our preliminary work to identify the sectors we finance that are directly impacting the UK’s natural ecosystems. For this assessment we drew on insights from the UK’s Natural Capital Accounts, UNEP-FI’s ENCORE tool and other publicly available information.
Our findings led us to initially focus on the bank agriculture sector. This is due to the significant impact the agriculture sector has on the UK, with over 70 per cent of the UK’s land used for agricultural practices2 and as a result of the size of our exposure to this sector. Our aim is to support our clients move to more sustainable practices and we have already started to make some progress in this regard through our work with the Soil Association.
Bank approach to target setting across sectors
In April 2021, the Group became a founding member of Net Zero Banking Alliance (NZBA). As such we seek to understand and target our emissions from our banking activity using a sector-based approach with targets to 2030 for our most carbon intensive sectors. This approach informs and builds on our commitment to reach net zero by 2050 or sooner.
To date we have developed seven sector targets. In setting our targets we have determined the key actions we will take to work towards achieving them based on the levers available today and expected future changes in the market, as determined in our sector transition plans.
Each of the sector targets has some degree of challenge to ensure we remain ambitious. Initial views from the sectors for which we have now set targets suggests we may need to go further in some areas to achieve our overarching 50 per cent emission reduction ambition. We expect our view to evolve as we set additional targets and where a gap remains we will assess whether we will take mitigating steps.
It should also be noted that the baseline, pathways (scenario and momentum) and targets may be subject to change as data availability and granularity improve,scenario pathways are updated, and the broader regulatory and industry environment evolves. We continue to enhance our climate data capabilities to address these challenges by expanding our sources of data and developing partnerships to increase the level of client level data that is available.

BUSINESS
A summary of our sector targets are shown below:

NZBA sector target summary

Sector	Sector target	Baseline year	Emissions coverage	Sector definition and scope of financial activity[1]	Scenario
UK residential mortgages	• 41% reduction in emissions intensity to 27.6 $kgCO_2e/m2$ by 2030[2]	• 2020	• Scope 1 and 2 emissions[3]	See footnote[4]	CCC BNZP
Retail motor	• Reduce the emissions intensity of our cars and vans by more than 50% by 2030[5], reaching: • 65 gCO_2e/km or lower (cars)[6] • 85 gCO_2e/km or lower (vans)	• 2018	• Scope 1 and 2[7]	See footnote[8]	CCC BNZP
Automotive OEM[9]	• 47% reduction in emissions intensity to 115 gCO_2e/vkm by 2030[10]	• 2020	• Scope 1 and 2 (manufacturing) • Scope 3 (use of sold vehicles)	See footnote[11]	IEA NZE 2050 (Global)
Transport – aviation	• 31% reduction in emissions intensity to 633 gCO_2e/rtk by 2030[12]	• 2019	• Scope 1 and 2 (client operations and jet fuel use - tank-to-wake) • Scope 3 (upstream production and distribution of jet fuel – well-to-tank)	See footnote[13]	IEA ETP 2020
Thermal coal	• Full exit of thermal coal power in the UK by 2023 • Full exit from all entities that operate thermal coal facilities by 2030[14]	• N/A	• N/A	See footnote[15]	N/A
Oil and gas	• 50% reduction of absolute emissions by 2030 • 3.9 $MtCO_2e$ (50% reduction from 7.8 $MtCO_2e$ in 2019)[16]	• 2019	• Scope 1, 2 and 3[17]	See footnote[18]	IEA NZE 2050
Power generation	• 81% reduction in emissions intensity to 37gCO_2e/kWh by 2030[19]	• 2020	• Scope 1 and 2[20] (corporate utilities) • Scope 1 (project finance) • Scope 3 excluded	See footnote[21]	IEA NZE 2050 – OECD

We have announced sector-specific Financed Emissions targets covering 64% of our Bank 2020 assets in-scope of PCAF, excluding cash which is considered to have zero emissions.
1    Targets cover on-balance sheet assets.
2    2020 emissions calculation covers 100 per cent of in-scope UK mortgages. Uses EPC emissions estimates for c.66 per cent of properties. Where EPCs are unknown, the average emissions intensity of properties is calculated based on internal property archetypes.
3    Includes both the regulated emissions that are captured in an EPC and an estimate of other emissions created from unregulated energy use (for example appliances and cooking).
4    Includes UK Retail mortgage lending, including both buy-to-let and owner occupied mortgages.
5    Emissions calculation covers 89 per cent of motor vehicle loans and operating lease assets. Excludes assets that do not have a motor, loans for forecourt dealership stock, specialist vehicles and vehicles where mileage is difficult to estimate. Currently does not apply a loan-to-value ratio for emissions.
6    Rounded to nearest gCO2e/km.
7    Includes the emissions from vehicle use, including from electricity used for EVs and PHEVs, in line with recommendations from PCAF.
8    Target includes cars and vans associated with leases from Lex Autolease and leases or financing from Black Horse.
9    Automotive (OEM) stands for Automotive Original Equipment Manufacturers.
10    Target includes Scope 1 and 2 emissions from client operations (manufacturing) and Scope 3 emissions from the use of the sold vehicle by consumers.
11    Includes automotive manufacturers and their finance captives. Corporate Loans: auto manufacturers (OEMs) and motorcycle manufacturers.
12    A 2019 baseline has been selected due to the significant impact due to COVID-19 on both absolute emissions and emissions intensity due to a reduced number of flights and passenger numbers in 2020.
13    Includes corporate loans for airline operators.
14    This target is a commitment to exit all entities that operate thermal coal facilities by 2030 and will currently be tracked through lending exposure to the sector as opposed to annual emissions estimates. This target is only applicable to our corporate and institutional clients (clients with a turnover >£100 million) and excludes any clients within our SME portfolio that would form part of the supply chain to the energy and coal mining entities. The target relating to thermal coal mining excludes commodities trading activities.
15    Thermal coal is coal used by power plants and industrial steam boilers to produce steam, electricity or both. Our approach applies to all customers involved in the following activities: coal mining (including thermal coal exploration, coal mine construction and coal mine operation), energy utilities, coal power generation and provision of services or supply of equipment to coal-fired power stations and/or thermal coal mines.
16    Our target is to reduce the absolute financed emissions from the oil and gas sector by 50 per cent from a 2019 baseline. The 2030 absolute financed emissions value may change if the baseline is updated in future years as better data becomes available.
17    Oil and gas Scope 3 estimates reflect the scope of the oil and gas sector target, based on drawn lending for primary sector clients in extraction, refining and transport via pipeline, including commodities trading arms of supermajor oil and gas clients, and not including support services.
18    Target includes clients related to the sectors of extraction, transport via pipeline, refining and the commodity trading arms of our supermajor clients. We have excluded support services and other commodity traders from the scope of our metric due to data limitations and lack of alignment towards the scenario pathway selected.
19    Emission calculation includes Scope 1 and 2 emissions attributed to lending to corporate and project generation activity, and Scope 1 emissions attributed to project finance loans to power generation activity. It excludes transmission and distribution financing.
20    Scope 2 is the intensity of electricity used by the corporates in operation activity.
21    Includes corporate loans to corporate power generating utilities and project finance for specific power generating projects.

BUSINESS
Governance
Given the strategic importance of our sustainability ambitions and commitment in managing the impacts arising from climate change, our governance structure provides clear oversight and ownership of the Group’s environmental sustainability strategy and management of climate risk.
Climate-related responsibilities at Board level are in place across the Responsible Business Committee, Audit Committee and Board Risk Committee, with shared membership across these Committees to ensure appropriate coordination and cooperation on climate-related matters.
The Chair of the RBC, Amanda Mackenzie, is a non-executive director on the Board, The Remuneration Committee and the Nomination and Governance Committee, and ensure sustainability is discussed and considered by the Board. Amanda has extensive experience in ESG matters, including helping to launch the United Nations Sustainable Development Goals.

BUSINESS
Group roles and responsibilities
The Group’s structure provides clear oversight and ownership of our environmental sustainability strategy and management of climate risk across the three lines of defence, with dedicated teams in place focused on these areas. Roles and responsibilities will differ in some areas between divisions and entities, reflecting our Group structure.

Three lines of defence	Teams
1st line
The Group Environmental Sustainability team is responsible for overseeing the Group’s approach to responding to global issues on environmental sustainability.
At a divisional and/or sector level there are sustainability teams supporting the delivery of the net zero strategy. They are responsible for developing the Group’s strategic response to climate risk, including setting the business strategy, ambitions and development of sustainable product-level offerings to support the Group’s sustainability strategy.
This includes calculation and forecasting emissions, as well as sector-level target setting and transition plans to support the Group’s environmental commitments and targets.
Group Finance is responsible for incorporating climate into the Group’s planning and external financial reporting.

2nd line
Risk is responsible for overseeing the risks arising from climate change. This includes oversight of our strategy and management of climate risk, ensuring alignment with regulatory expectations.
Some of the key activities across Risk include: ownership of climate-related methodologies and frameworks, including material assumptions to quantify climate risk and generate scenarios and stress testing; integration into risk management processes; and setting the Group’s climate risk appetite.

3rd line	Group Internal Audit has established a team to focus on sustainability and climate risk. This team, supported by other subject matter experts, provides independent assurance to the Audit Committee and the Board. Group Internal Audit also attends key sustainability and climate risk governance committees and forums.
Risk management
We have made good progress with embedding climate-related risks into our risk management approach and this continues to evolve as we build our understanding and capabilities. We also acknowledge the importance of managing the risks from wider ESG impacts. We have made some steps in this area, however, we will continue to develop our framework to integrate these risks in our key processes.
How we embed climate risk
Climate risk is considered a principal risk within our Enterprise Risk Management Framework (ERMF), reflecting its importance and the focus required. This ensures a consistent approach to embedding the consideration of climate risk in our activities, while also enhancing Board-level insight.
However, the impacts from climate risk are not standalone and largely manifest through the other financial and non-financial risks that we face. Therefore, we have also taken steps to integrate the consideration of climate-related risks throughout our ERMF, ensuring comprehensive consideration across our business activities.
We define climate risk as the risk that the Group experiences losses and/or reputational damage because of climate change, either from the impacts of climate change and the transition to net zero (inbound) or as a result of the Group’s response to tackling climate change (outbound).
Our response to managing climate risk affects many different stakeholder groups, including: our customers; colleagues; suppliers; regulators and policymakers; investors and NGOs; and wider society. Our response will have a long-term bearing on these stakeholders and the Group’s business model.
Managing climate risk
Our Group climate risk policy provides an overarching framework for managing climate risks. The policy is structured around eight principles, supported by clear requirements to help meet our climate change ambitions, the TCFD recommendations and relevant regulatory expectations. Activity in 2022 focused on embedding the policy across the Group, particularly on ensuring that climate risks are appropriately reflected in our risk profiles. This has focused on both the risks across different areas from failing to adequately support the transition to net zero, in line with our strategy, as well as climate-related impacts which will affect the Group through our other principal risks.
One Risk and Control Self-Assessment (RCSA) is the process for managing risk across the Group, enabling the understanding and identification of risk exposures and risks across the business. As part of the wider risk management landscape, inbound and outbound risks, as well as relevant controls, are now included as part of the One RCSA Framework, although this will continue to evolve. This aims to ensure that the risks are managed effectively, and any events are collaboratively resolved by the business.
We have captured the potential effects from failing to sufficiently support the transition to net zero as a standalone climate risk. Our activity across the Group to support the transition is covered throughout this report. However, In most other cases, the impacts from climate risk will flow through other principal risks.
The Group and the wider industry are still developing both the understanding and capabilities for managing climate risk, therefore, our approach will continue to evolve in the coming years. In addition to the risks we are already facing, new risks will continue to emerge as a consequence of the transition to net zero.

BUSINESS
How climate risk is incorporated into the management of other principal risks

Key risk types impacted	Further details for the Group
Capital
As part of the Group’s Internal Capital Adequacy Assessment Process (ICAAP), we assess how climate change impacts the capital risks faced by the bank. This assessment has progressed over recent years and will continue to develop. We participated at the Bank of England’s Climate and Capital Conference in October 2022 and we will continue to monitor developments in this area.

Conduct
Key climate-related conduct risk considerations are that we have clear processes and controls in place so that we avoid any potential ‘greenwashing’ and ensuring fair customer treatment as part of our role in supporting the transition to net zero. Our activity has included education for Product Owners from climate risk SMEs to help them understand the expectations and group appetite which should be considered as part of the product lifecycle.

Credit
We recognise that climate change is likely to result in new challenges, and changes to the credit risk profile and outlook for our customers, the sectors we operate in and collateral / asset valuations.
Our risk appetite for managing climate risk is outlined in our external sector statements, and forms one of the ways we manage and control climate risk. We have 14 external sector statements that apply to the Group’s activities which reflect the approach we take to the risk assessment of our customers. These sector statements outline what types of activities we will and will not support.
Through 2022 we have made significant progress in embedding ESG risk management into our credit processes. We have identified 3 key areas which have been prioritised for climate/environmental risk integration strategy:
1.ESG credit risk framework and policies
2.Portfolio management
3.Case management
This will strengthen our climate & environmental risk management at a portfolio-level, and for individually managed exposures.
We remain focused on uplifting colleague knowledge on ESG risks and opportunities to ensure it is fully embedded across the organisation. This includes creating a consistent taxonomy and continuing to expand our ESG credit risk team through recruiting specialists, reflecting the importance we place on this topic.

Data	Given the limitations in the data available for measuring climate risk, data risk also remains a significant area of focus. We are continuing to focus on getting the right data in place, while following the Group’s existing standards and frameworks to ensure that suitable data controls are in place.
Funding and liquidity	We consider the impact of climate risk as part of the Group’s Internal Liquidity Adequacy Assessment Process (ILAAP). Our current view is that our internal liquidity stress scenarios are severe enough to cover any potential impacts from climate risk over the relative timeframes involved. Liquidity crises tend to be driven by short and sharp shocks, however, the physical and transition risks of climate change are typically considered to impact over a longer-term, which we expect would provide sufficient time to obtain alternative sources of funding. In our ongoing assessments, we consider that any changes that are expected to the balance sheet as a result of climate change would be assessed through the established Funding Plan process.
Market
Our market risk management approach includes comprehensive stress testing frameworks, which cover all material risk factors (key ones being interest rate, foreign exchange, credit spread, inflation and equity risk). Initial assessments have concluded that our market risk stress testing frameworks are sufficiently comprehensive and severe to capture climate-related scenario stress events appropriate to the duration of the most material exposures, although further consideration is anticipated, in line with developing industry and Group best practice on scenario analysis.

Model	The models currently used to assess climate risk remain in their relative infancy while understanding develops across the industry. We are working with third parties to develop the Group’s modelling capabilities, with further activity in 2023 to compare the outputs from model methodologies across the Group to inform our approach going forward. The current position is mitigated through higher reliance on management judgement and our approach follows the appropriate model governance processes, which will continue as modelling ability improves in future.
Operational resilience
As part of the Group’s approach to manage its operational resilience, we have embedded climate risk within the strategy as one of the key drivers, considering the impact on and from climate as part of ensuring its operations remain resilient. These climate-related impacts could affect the Group’s operational resilience through the Group’s properties, IT systems, people and third-party suppliers. Our approach primarily focuses on how physical risks could impact the potential transition risks, which may also require further consideration as our approach evolves.

Regulatory compliance	Consideration of climate-related regulations and legislation is captured as part of our existing horizon scanning processes to identify any requirements for the Group or our customers. This informs our view of the applicable regulations and legislation, to ensure activity is in place to achieve compliance with appropriate requirements impacting the Group, for example, the Prudential Regulation Authority’s expectations for embedding the financial risks from climate change through its Supervisory Statement 3/19.

BUSINESS
Scenario Analysis
We continue to evolve our climate scenario analysis capabilities to assist in the identification, measurement and ongoing assessment of the climate risks that pose threats to our strategic objectives. It is a fast-evolving discipline, requiring new skill sets and investment in data and infrastructure.
Introduction to scenario analysis
Climate scenario analysis is a forward-looking projection of plausible yet severe climate outcomes. It is typically conducted in a number of steps, with the aim of challenging the existing business model and better understanding vulnerabilities in our balance sheet. In broad terms, the approach consists of the following steps:
• Identify physical and transition risk scenarios that we want to explore, relevant to our balance sheet and risks
• Link the impacts of scenarios to financial risks
• Assess asset, counterparty and/or sector sensitivities to those risks
• Extrapolate the impacts of those sensitivities to calculate an aggregate measure of exposure and potential losses
Scenario analysis can be conducted at different levels of granularity to identify impacts on individual exposures or on portfolios. By examining the effects of a wide range of plausible scenarios, scenario analysis can also assist in quantifying tail risks and can clarify the uncertainties inherent in measuring climate-related risks. For this purpose, scenario analysis tends to be longer-term in scope, albeit not exclusively, and used to evaluate potential implications of climate risk drivers on financial exposures.
Current activity
We have established a centre of excellence to bring together the expertise and resources to further develop our scenario analysis capabilities, building on the experience from the Bank of England’s Climate Biennial Exploratory Scenario (CBES) exercise in 2021 and other internal assessments. This is enabling us to accelerate progress to meet the requirements of internal risk managers, support the evolving needs of our customers, whilst meeting the expectations of external stakeholders.
Climate scenario analysis activity has prioritised areas of material carbon sensitivity. While this analysis is inherently uncertain, these assessments have provided further insights that support existing understanding that physical risks likely manifest over the long term and that short-term transition risks are muted. Nevertheless, regular reassessments will be required to deepen understanding and benefit from improved data sources, methodologies, and updated scenarios. The insights from this scenario analysis activity have been used to support the Group's measurement of Expected Credit Loss (ECL) and ICAAP.
We continue to contribute to collaborative efforts to improve the risk management and measurement of climate risks through scenario analysis. We took an active role in the Bank of England’s 2022 Annual Stress Test Forum, to share better understanding of risk modelling approaches, and co-led the Climate Financial Risk Forum’s (CFRF) Scenario Analysis Working Group, focused on development of an update guide for banks on current practices.
Future plans
As industry understanding builds, we will continue to develop our climate scenario analysis and modelling capabilities. We are exploring a variety of approaches and methodologies and are currently adopting a hybrid approach, using both third-party solutions and developing our own in-house modelling capabilities. We will compare both approaches to understand better how their relative strengths can complement each other. This will inform our strategic approach to climate scenario analysis modelling.
In addition to our current analysis, further investments in data and modelling are already underway to further explore other climate risks, including physical risks for commercial and transition risk for mortgages. To improve modelled outcomes, climate-related data will continue too be enhanced through deeper engagement with our customers and wider sourcing of relevant public and private data sets.

LEGAL ACTIONS AND REGULATORY MATTERS
During the ordinary course of business the Group is subject to threatened or actual legal proceedings and regulatory reviews and investigations both in the UK and overseas. Further discussion on the Group's regulatory and legal provisions is set out in note 29 to the financial statements and on its contingent liabilities relating to other legal actions and regulatory matters is set out in note 39 to the financial statements.

RECENT DEVELOPMENTS
On 21 February 2023, Lloyds Bank Asset Finance Limited, a wholly-owned subsidiary of the Group, acquired 100 per cent of the ordinary share capital of Hamsard 3352 Limited ("Tusker"), which together with its subsidiaries operates a vehicle management and leasing business. The acquisition will enable the Group to expand its salary sacrifice proposition within motor finance.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY
Critical accounting judgements and key sources of estimation uncertainty are discussed in note 3 to the financial statements.

FUTURE ACCOUNTING DEVELOPMENTS
Future developments in relation to the Lloyds Bank Group’s IFRS reporting are discussed in note 47 to the financial statements.

RESULTS OF OPERATIONS – 2022 AND 2021
The Group's condensed consolidated income statement and condensed consolidated balance sheet are as follows.
INCOME STATEMENT

	2022 £m	2021 £m
Net interest income	13,105	11,036
Other income	3,640	3,637
Total income	16,745	14,673
Operating expenses	(9,199)	(10,206)
Impairment (charge) credit	(1,452)	1,318
Profit before tax	6,094	5,785
Tax expense	(1,300)	(583)
Profit for the year	4,794	5,202

Profit attributable to ordinary shareholders	4,528	4,826
Profit attributable to other equity holders	241	344
Profit attributable to equity holders	4,769	5,170
Profit attributable to non-controlling interests	25	32
Profit for the year	4,794	5,202
The Group's profit before tax for the year was £6,094 million, £309 million higher than 2021. The benefit of higher income and lower operating expenses was partially offset by the impact of an impairment charge (compared to a credit in the prior year), in part reflecting the deterioration in the economic outlook. Profit after tax was £4,794 million (2021: £5,202 million, which included the benefit of a deferred tax remeasurement).
Total income for the year was £16,745 million, an increase of 14 per cent on 2021, reflecting continued recovery in customer activity and benefits from UK Bank Rate changes.
Net interest income was £13,105 million in 2022, compared to £11,036 million in 2021. This was driven by stronger margins and higher average interest-earning assets. Average interest-earning assets increased by £18,215 million to £594,491 million in 2022 compared to £576,276 million in 2021 supported by continued growth in the mortgage book and increases in cash and balances at central banks.
Other income was £3,640 million in 2022 compared to £3,637 million in 2021. Fee and commission income of £2,352 million was up from £2,195 million in 2021 and included improved current account and credit card performance, reflecting the continued recovery in customer activity. Net trading income was £205 million lower at £180 million in 2022 compared with £385 million in 2021, in part due to the impact of the higher expense payable on liabilities designated at fair value through profit or loss. Other operating income was up £210 million, reflecting higher levels of recharges to fellow Lloyds Banking Group undertakings.
Operating expenses decreased by £1,007 million, or 10 per cent to £9,199 million in 2022 compared with £10,206 million in 2021. Within this, other expenses were £816 million, or 23 per cent, lower at £2,706 million in 2022 compared with £3,522 million in 2021, driven by the decrease in charges for regulatory and legal provisions. Depreciation and amortisation costs were £429 million, or 15 per cent, lower at £2,348 million in 2022 compared to £2,777 million in 2021, reflecting the significant software asset write-off in 2021 as a result of investment in new technology and systems infrastructure. Partly offsetting these decreases, staff costs were £161 million, or 4 per cent, higher at £3,853 million in 2022 compared with £3,692 million in 2021 due to inflationary pressures and additional staff payments. Premises and equipment costs were £77 million higher at £292 million in 2022 compared with £215 million in 2021, reflecting lower gains on disposal of operating lease assets at the end of the contract term and reductions in gains on the disposal of Group premises.
The impairment charge of £1,452 million in 2022 compared to a net credit of £1,318 million in 2021, reflected strong observed credit performance, but was impacted by a deteriorating economic outlook partly offset by COVID-19 releases. Asset quality remains strong, with sustained low levels of new to arrears and very modest evidence of a deterioration in observed credit metrics despite the inflationary pressures on affordability during the latter half of the year. The Group's ECL allowance increased in the year by £796 million to £4,796 million, compared to £4,000 million at 31 December 2021. Overall the Group’s loan portfolio continues to be well-positioned, reflecting a prudent through-the-cycle approach to lending with high levels of security, also reflected in strong recovery performance.
The Group recognised a tax expense of £1,300 million, compared to a tax expense of £583 million in 2021. The tax expense in 2022 included a £222 million benefit in relation to the tax deductibility of provisions made in 2021, and a £21 million expense (2021: £1,168 million benefit) arising on the remeasurement of deferred tax assets.
The Lloyds Bank Group’s post-tax return on average total assets decreased to 0.77 per cent compared to 0.86 per cent in the year ended 31 December 2021.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
BALANCE SHEET AND CAPITAL

	2022 £m	2021 £m
Assets
Cash and balances at central banks	72,005	54,279
Financial assets at fair value through profit or loss	1,371	1,798
Derivative financial instruments	3,857	5,511
Loans and advances to banks	8,363	4,478
Loans and advances to customers	435,627	430,829
Reverse repurchase agreements	39,259	49,708
Debt securities	7,331	4,562
Due from fellow Lloyds Banking Group undertakings	816	739
Financial assets at amortised cost	491,396	490,316
Financial assets at fair value through other comprehensive income	22,846	27,786
Other assets	25,453	23,159
Total assets	616,928	602,849
Liabilities
Deposits from banks	4,658	3,363
Customer deposits	446,172	449,373
Repurchase agreements at amortised cost	48,590	30,106
Due to fellow Lloyds Banking Group undertakings	2,539	1,490
Financial liabilities at fair value through profit or loss	5,159	6,537
Derivative financial instruments	5,891	4,643
Debt securities in issue	49,056	48,724
Subordinated liabilities	6,593	8,658
Other liabilities	9,211	9,183
Total liabilities	577,869	562,077
Equity
Ordinary shareholders’ equity	34,709	36,410
Other equity instruments	4,268	4,268
Non-controlling interests	82	94
Total equity	39,059	40,772
Total equity and liabilities	616,928	602,849
Total assets were £14,079 million, or 2 per cent higher at £616,928 million at 31 December 2022 compared to £602,849 million at 31 December 2021. Cash and balances at central banks were £17,726 million, or 33 per cent, higher at £72,005 million compared to £54,279 million at 31 December 2021 reflecting increased liquidity holdings. Financial assets at amortised cost were £1,080 million higher at £491,396 million compared to £490,316 million at 31 December 2021. Loans and advances to customers increased to £435,627 million, including growth in the open mortgage book, alongside higher retail unsecured loan and credit card balances. Commercial Banking balances decreased due to repayments of Government-backed lending, partly offset by attractive growth opportunities in the Corporate and Institutional Banking portfolio. In addition, within financial assets at amortised cost, debt securities were £2,769 million higher and reverse repurchase agreements were down £10,449 million. Financial assets at fair value through other comprehensive income decreased by £4,940 million to £22,846 million compared to £27,786 million at 31 December 2021 driven by net disposals in the year. Deferred tax assets increased by £1,809 million to £5,857 million driven by change in the value of the cash flow hedging reserve and post-retirement defined benefit scheme remeasurements during the year.
Total liabilities were £15,792 million higher at £577,869 million compared to £562,077 million at 31 December 2021. Customer deposits were £3,201 million lower at £446,172 million compared to £449,373 million at 31 December 2021. This included Retail current account growth which was more than offset by reductions in Commercial Banking deposits. Repurchase agreement balances were £48,590 million compared to £30,106 million at 31 December 2021. Subordinated liabilities decreased £2,065 million to £6,593 million compared to £8,658 million at 31 December 2021 primarily as a result of redemptions and repurchases during 2022 of £2,182 million.
Total equity decreased from £40,772 million at 31 December 2021 to £39,059 million at 31 December 2022, as the Group's profits were more than offset by reductions in the cash flow hedging reserve due to the rising rate environment and the impact of pension scheme remeasurements given market conditions.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The Group’s common equity tier 1 (CET1) capital ratio decreased to 14.8 per cent at 31 December 2022 compared to 16.7 per cent at 31 December 2021, largely reflecting a reduction on 1 January 2022 for regulatory changes. This included the reinstatement of the full deduction treatment for intangible software assets, phased and other reductions in IFRS 9 transitional relief and an increase in risk-weighted assets. Subsequent to this, profits for the year were partly offset by pension contributions made to the defined benefit pension schemes, the accrual for foreseeable ordinary dividends and distributions on other equity instruments.
Risk-weighted assets increased by £13,326 million, or 8 per cent, from £161,576 million at 31 December 2021 to £174,902 million at 31 December 2022, primarily reflecting the 1 January 2022 regulatory changes which included the anticipated impact of the implementation of new CRD IV models to meet revised regulatory standards for modelled outputs. The new CRD IV models remain subject to finalisation and approval by the PRA and therefore the resultant risk-weighted asset impact also remains subject to this. The initial increase was partially offset by a subsequent reduction in risk-weighted assets during the year, largely as a result of optimisation activity and Retail model reductions from the strong underlying credit performance, partly offset by the growth in balance sheet lending and the impact of foreign exchange movements.
The total capital ratio decreased to 20.5 per cent at 31 December 2022 compared to 23.5 per cent at 31 December 2021, reflecting the reduction in CET1 capital, the derecognition of legacy AT1 and Tier 2 capital instruments following the completion of the transition to end-point eligibility rules for regulatory capital on 1 January 2022, instrument repurchase, the impact of interest rate increases and regulatory amortisation on eligible Tier 2 capital instruments and the increase in risk-weighted assets. This was partially offset by the issuance of a new Tier 2 capital instrument, the impact of sterling depreciation and an increase in eligible provisions recognised through Tier 2 capital.
The UK leverage ratio increased to 5.4 per cent at 31 December 2022 compared to 5.3 per cent at 31 December 2021, reflecting the decrease in the leverage exposure measure following reductions in securities financing transactions and the measure for off-balance sheet items, partially offset by a reduction in the total tier 1 capital position.
RESULTS OF OPERATIONS – 2020
The Lloyds Bank Group’s results for the year ended 31 December 2020, and a discussion of the results for the year ended 31 December 2021 compared to those for the year ended 31 December 2020, were included in the Annual Report on Form 20-F for the year ended 31 December 2021, filed with the SEC on on 8 March 2022 ("2021 Annual Report"). The discussion included under "Results of operations – 2021 and 2020 – Income statement commentary" on pages 24 to 25 of the 2021 Annual Report is hereby incorporated by reference into this document.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
AVERAGE BALANCE SHEET AND INTEREST INCOME AND EXPENSE

	2022			2021			2020
	Average balance sheet amount £m	Interest earned £m	Average yield %	Average balance sheet amount £m	Interest earned £m	Average yield %	Average balance sheet amount £m	Interest earned £m	Average yield %
Assets[1]
Financial assets at amortised cost:
Loans and advances to banks and reverse repurchase agreements	81,706	947	1.16	62,704	70	0.11	57,610	114	0.20
Loans and advances to customers and reverse repurchase agreements	482,713	14,523	3.01	482,767	12,334	2.55	483,906	13,358	2.76
Debt securities	6,543	145	2.22	4,725	74	1.57	5,046	92	1.82
Financial assets at fair value through other comprehensive income	23,529	947	4.02	26,080	442	1.69	26,952	302	1.12
Total average interest-earning assets of banking book	594,491	16,562	2.79	576,276	12,920	2.24	573,514	13,866	2.42
Total average interest-earning financial assets at fair value through profit or loss	1,762	21	1.19	1,631	16	0.98	2,319	26	1.12
Total average interest-earning assets	596,253	16,583	2.78	577,907	12,936	2.24	575,833	13,892	2.41
Allowance for impairment losses on financial assets held at amortised cost	(4,261)			(5,115)			(5,332)
Non-interest earning assets	30,584			29,767			34,375
Total average assets and interest earned	622,576	16,583	2.66	602,559	12,936	2.15	604,876	13,892	2.3
1The line items below are based on IFRS terminology and include all major categories of average interest-earning assets and average interest-bearing liabilities.

	2022			2021			2020
	Average interest- earning assets £m	Net interest income £m	Net interest yield on interest- earning assets %	Average interest- earning assets £m	Net interest income £m	Net interest yield on interest- earning assets %	Average interest- earning assets £m	Net interest income £m	Net interest yield on interest- earning assets %
Average interest-earning assets and net interest income:
Banking business	594,491	13,105	2.20	576,276	11,036	1.92	573,514	10,770	1.88
Trading securities and other financial assets at fair value through profit or loss	1,762	(101)	(5.73)	1,631	(77)	(4.72)	2,319	(80)	(3.45)
	596,253	13,004	2.18	577,907	10,959	1.90	575,833	10,690	1.86

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	2022			2021			2020
	Average balance sheet amount £m	Interest expense £m	Average rate %	Average balance sheet amount £m	Interest expense £m	Average rate %	Average balance sheet amount £m	Interest expense £m	Average rate %
Liabilities and shareholders’ funds[1]
Deposits by banks	4,109	78	1.90	4,939	66	1.34	6,866	82	1.19
Customer deposits	317,779	1,083	0.34	324,058	386	0.12	316,071	1,270	0.40
Repurchase agreements at amortised cost	46,202	827	1.79	22,415	22	0.10	32,189	117	0.36
Debt securities in issue[2]	51,571	1,075	2.08	54,333	746	1.37	67,239	761	1.13
Lease liabilities	1,306	27	2.07	1,494	30	2.01	1,656	39	2.36
Subordinated liabilities	6,607	367	5.55	9,046	634	7.01	11,510	827	7.19
Total average interest-bearing liabilities of banking book	427,574	3,457	0.81	416,285	1,884	0.45	435,531	3,096	0.71
Total average interest-bearing financial liabilities at fair value through profit or loss	5,645	122	2.16	6,689	93	1.39	7,824	106	1.35
Total average interest-bearing liabilities	433,219	3,579	0.83	422,974	1,977	0.47	443,355	3,202	0.72
Non-interest-bearing customer accounts	132,111			119,712			95,629
Other non-interest-bearing liabilities	17,278			18,289			24,867
Total average non-interest-bearing liabilities	149,389			138,001			120,496
Non-controlling interests, other equity instruments and shareholders’ funds	39,968			41,584			41,025
Total average liabilities, average shareholders' funds and interest expense	622,576	3,579	0.57	602,559	1,977	0.33	604,876	3,202	0.53
1The line items below are based on IFRS terminology and include all major categories of average interest-earning assets and average interest-bearing liabilities.
2The impact of the Group’s hedging arrangements is included on this line; excluding this impact the weighted average effective interest rate in respect of debt securities in issue would be 4.17 per cent (2021: 2.30 per cent; 2020: 2.42 per cent).
Average balances are based on daily averages for the principal areas of the Group’s banking activities with monthly or less frequent averages used elsewhere. Management believes that the interest rate trends are substantially the same as they would be if all balances were averaged on the same basis.
The Group’s operations are predominantly UK-based and as a result an analysis between UK and non-UK activities is not provided.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
CHANGES IN NET INTEREST INCOME – VOLUME AND RATE ANALYSIS
The following table allocates changes in net interest income between volume, rate and their combined impact for 2022 compared with 2021 and for 2021 compared with 2020.

	2022 compared with 2021 increase/(decrease)				2021 compared with 2020 increase/(decrease)
	Total change £m	Change in volume £m	Change in rates £m	Change in rates and volume £m	Total change £m	Change in volume £m	Change in rates £m	Change in rates and volume £m
Interest income
Financial assets at amortised cost:
Loans and advances to banks and reverse repurchase agreements	877	21	657	199	(44)	37	(61)	(20)
Loans and advances to customers and reverse repurchase agreements	2,189	(1)	2,190	–	(1,024)	207	(1,212)	(19)
Debt securities	71	28	31	12	(18)	(9)	(10)	1
Financial assets at fair value through other comprehensive income	505	(43)	607	(59)	140	(1)	141	–
Total banking book interest income	3,642	5	3,485	152	(946)	234	(1,142)	(38)
Total interest income on financial assets at fair value through profit or loss	5	1	4	–	(10)	(21)	56	(45)
Total interest income	3,647	6	3,489	152	(956)	213	(1,086)	(83)
Interest expense
Deposits by banks	12	(11)	28	(5)	(16)	(23)	10	(3)
Customer deposits	697	(7)	718	(14)	(884)	34	(894)	(24)
Liabilities to banks and customers under sale and repurchase agreements	805	23	380	402	(95)	(36)	(85)	26
Debt securities in issue	329	(38)	387	(20)	(15)	(145)	160	(30)
Lease liabilities	(3)	(4)	1	–	(9)	(3)	(6)	–
Subordinated liabilities	(267)	(171)	(131)	35	(193)	(24)	(174)	5
Total banking book interest expense	1,573	(208)	1,383	398	(1,212)	(197)	(989)	(26)
Total interest expense on financial liabilities at fair value through profit or loss	29	(15)	52	(8)	(13)	(35)	33	(11)
Total interest expense	1,602	(223)	1,435	390	(1,225)	(232)	(956)	(37)

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
RISK OVERVIEW
EFFECTIVE RISK MANAGEMENT AND CONTROL
OUR APPROACH TO RISK
Lloyds Bank Group adopts the Lloyds Banking Group enterprise risk management framework supplemented by additional management and control activities to address the Lloyds Bank Group's specific requirements.
A prudent approach to risk is fundamental to the Group’s business model and drives our participation choices, whilst protecting customers, colleagues and the Group.
The risk management section from pages 32 to 80 provides an in-depth picture of how risk is managed within the Group, including the approach to risk appetite, risk governance, stress testing and detailed analysis of the principal risk categories, including the framework by which these risks are identified, managed, mitigated and monitored.
OUR ENTERPRISE RISK MANAGEMENT FRAMEWORK
Lloyds Banking Group’s comprehensive enterprise risk management framework, that applies to Lloyds Bank Group, is the foundation for the delivery of effective and consistent risk control. It enables proactive identification, active management and monitoring of the Group’s risks, which is supported by our One Risk and Control Self-Assessment approach.
The Group’s risk appetite, principles, policies, procedures, controls and reporting are regularly reviewed and updated to ensure they remain fully in line with regulation, law, corporate governance and industry good practice.
Risk appetite is defined within the Group as the amount and type of risk that the Group is prepared to seek, accept or tolerate in delivering its strategy.
The Board is responsible for approving the Group’s Board risk appetite statement annually. Board-level risk appetite metrics are augmented further by sub-Board level metrics and cascaded into more detailed business metrics and limits. Regular close monitoring and comprehensive reporting to all levels of management and the Board ensures appetite limits are maintained and subject to stress analysis at a risk type and portfolio level, as appropriate.
Governance is maintained through delegation of authority from the Board down to individuals. Senior executives are supported by a committee-based structure which is designed to ensure open challenge and enable effective Board engagement and decision-making. More information on our Risk committees is available on pages 35 to 37.
RISK CULTURE AND THE CUSTOMER
The Board and senior management play a vital role in shaping and embedding a healthy corporate culture.
Our responsible, inclusive and diverse culture supports colleagues to consistently do the right thing for customers.
Lloyds Banking Group’s Code of Responsibility and refreshed values, adopted by Lloyds Bank Group, reinforces colleagues’ accountability for the risks they take and their responsibility to prioritise customers’ needs.
The Group is open, honest and transparent with colleagues working in collaboration with business areas to:
•Support effective risk management and provide constructive challenge
•Share lessons learned and understand root causes when things go wrong
•Consider horizon risks and opportunities
The Group aims to maintain a strong focus on building and sustaining long-term relationships with customers through the economic cycle.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
RISK PROFILE AND PERFORMANCE
The Group has continued to maintain support for its customers amid the backdrop of supply chain pressures, cost of living increases and global and domestic economic uncertainty.
Observed credit performance remains strong, with very modest evidence of deterioration. The Group’s loan portfolio continues to be well-positioned and heightened monitoring is in place to identify signs of affordability stress. The Group’s strategy will see ongoing investment in technology, driving the evolution of processes and further strengthening of the Group’s operational resilience, amid continuously evolving threats, such as cyber risk.
Climate change remains a key consideration for the Group, with positive progress in 2022 and a commitment to continued focus in 2023.
Overall, key risks continue to be managed effectively and the Group is well positioned to safely progress its strategic ambitions.
PRINCIPAL RISKS
Principal risks are the Board-approved enterprise-wide risk categories, used to monitor and report the risk exposures posing the greatest impact to the Group.
All of the Group’s principal risks, which are outlined in this section, are reported regularly to the Board Risk Committee and the Board.
Lloyds Banking Group is in the process of conducting a detailed review of the enterprise risk management framework, which may result in a reclassification of our principal risks. Page 40 contains a summary of our principal and secondary risks.
The risk management section from pages 32 to 80 provides a more in-depth picture of how each principal risk is managed within the Group.
Risk trends: è Stable risk é Increased risk ê Decreased risk
CAPITAL RISK è
The Group maintained its capital position in 2022 with a CET1 ratio of 14.8 per cent, having also absorbed significant regulatory headwinds on 1 January 2022; this remains significantly ahead of regulatory requirements. Downside risks from economic and regulatory headwinds are being closely monitored.
Risk appetite: The Group maintains capital levels commensurate with a prudent level of solvency to achieve financial resilience and market confidence.
Key mitigating actions:
•Capital management framework that includes the setting of capital risk appetite, capital planning and stress testing activities
•The Group monitors early warning indicators and maintains a Capital Contingency Framework as part of the Lloyds Banking Group Recovery Plan which are designed to identify emerging capital concerns at an early stage, so that mitigating actions can be taken, if needed
CHANGE/EXECUTION RISK é
The Group’s inherent change/execution risk heightened in 2022, driven by the scale and increased complexity of some of the changes being delivered. The Group continues to strengthen its change capability and controls in response, to support the Group’s business and technology transformation plans.
Risk appetite: The Group has limited appetite for negative impacts on customers, colleagues, or the Group as a result of change activity.
Key mitigating actions:
•Continued evolution and enhancement of Lloyds Banking Group's change policy, method and control environment
•Measurement and reporting of change/execution risk, including regular reporting to appropriate bodies on critical elements of the change portfolio
•Providing sufficient skilled resources to safely deliver and embed change and support future transformation plans
CLIMATE RISK è
2022 has seen significant progress in embedding climate risk, with a consistent framework and clear responsibilities that will enhance understanding of the Group’s climate risks and their management, in line with regulatory requirements. Progress continues in key areas, including developing climate data and scenario analysis capabilities; enhancing risk appetite measures; as well as progressing the Group’s ambitions for reducing emissions, in line with Lloyds Banking Group's Environmental, Social and Governance (ESG) strategy.
Risk appetite: The Group takes action to support the Group and its customers transition to net zero, and maintain its resilience against the risks relating to climate change.
Key mitigating actions:
•Climate risk policy in place, embedded across Lloyds Banking Group
•Regular updates to the Board and further development of climate risk reporting
•Consideration of key climate risks as part of the Group’s financial planning process
CONDUCT RISK è
Conduct risk remained stable in 2022, with the Group’s focus on supporting customers impacted by the rising cost of living; implementing and embedding the FCA’s new Consumer Duty requirements; and ensuring good customer outcomes amid the transformation of its business and technology.
Risk appetite: The Group delivers fair outcomes for its customers.
Key mitigating actions:
•Robust conduct risk framework in place to support delivery of good customer outcomes, market integrity and competition requirements
•Active engagement with regulatory bodies and key stakeholders to ensure that the Group’s strategic conduct focus continues to meet evolving stakeholder expectations

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
CREDIT RISK é
The Group’s credit portfolio continued to be well positioned with high levels of security, but a more challenging outlook, driven by interest rate rises and cost of living pressures, saw an increase in credit risk. Evidence of deterioration was very modest, with assets flowing into arrears, defaults and write offs remaining low. Impairment was a net charge of £1,452 million, compared to a net credit of £1,318 million for 2021. The Group’s customer related expected credit loss allowances have increased to £4,779 million (2021: £3,998 million).
Risk appetite: The Group has a conservative and well balanced credit portfolio through the economic cycle, generating an appropriate return on equity, in line with the Group’s target return on equity in aggregate.
Key mitigating actions:
•Extensive and thorough credit processes, strategies and controls to ensure effective risk identification, management and oversight
•Significant monitoring in place, including early warning indicators to remain close to any signs of portfolio deterioration, accompanied by a playbook of mitigating actions
•Pre-emptive credit tightening ahead of macroeconomic deterioration, including updates to affordability lending controls for forward look costs
DATA RISK è
Data risk remained stable in 2022, with significant ongoing investment in the maturity of data risk management, data capabilities and end-to-end management of data risk. Launch of the Group’s new data strategy will support in managing risk and achieving the Group’s growth objectives.
Risk appetite: The Group has zero appetite for data related regulatory fines or enforcement actions.
Key mitigating actions:
•Delivering against the data strategy and uplifting capability in data management and privacy, oversight of the data supply chain and data controls and processes
•Data by design and data ethics principles embedded into the data science lifecycle
FUNDING & LIQUIDITY RISK è
The Group maintained its strong funding and liquidity position in 2022. The loan to deposit ratio increased to 98 per cent as at 31 December 2022 (96 per cent as at 31 December 2021), largely driven by increased customer lending. The Group's liquid assets continue to exceed the regulatory minimum and internal risk appetite, with a liquidity coverage ratio (LCR) of 136 per cent (based on a monthly rolling average over the previous 12 months) as at 31 December 2022.
Risk appetite: The Group maintains a prudent liquidity profile and a balance sheet structure that limits its reliance on potentially volatile sources of funding.
Key mitigating actions:
•Management and monitoring of liquidity risks and ensuring that management systems and arrangements are adequate with regard to the internal risk appetite, Group strategy and regulatory requirements
•Significant customer deposit base, driven by inflows to trusted brands
MARKET RISK é
Market volatility in 2022 created an environment of increased market risk. The Group remains well-hedged, ensuring near-term interest rate exposure is managed, while benefitting from rising interest rates. The Group’s structural hedge increased to £250 billion (2021: £235 billion) mostly due to the continued growth in stable customer deposits. The Group’s pension funds had sufficient liquidity to withstand market volatility but saw a slight reduction in the IAS 19 accounting surplus to £3.7 billion (2021: £4.3 billion).
Risk appetite: The Group has effective controls in place to identify and manage the market risk inherent in our customer and client focused activities
Key mitigating actions:
•Structural hedge programmes implemented to stabilise earnings
•Close monitoring of market risks and, where appropriate, undertaking of asset and liability matching and hedging
•Monitoring of the credit allocation in the defined benefit pension schemes, as well as the hedges in place against adverse movements in nominal rates, inflation and longevity
MODEL RISK é
Model risk increased in 2022. The pandemic related government-led support schemes weakened the relationships between model inputs and outputs, and the current economic conditions remain outside those used to build the models, placing reliance on judgemental overlays. The Group’s models are being managed to reduce this need for overlays. The control environment for model risk is being strengthened to meet revised regulatory requirements.
Risk appetite: Material models are performing in line with expectations.
Key mitigating actions:
•Robust model risk management framework for managing and mitigating model risk within the Group
OPERATIONAL RISK è
Operational risk remained stable in 2022 with operational losses reducing versus 2021. Security, technology and supplier management continue to be the most material operational risk areas.
Risk appetite: The Group has robust controls in place to manage operational losses, reputational events and regulatory breaches. It identifies and assesses emerging risks and acts to mitigate these.
Key mitigating actions:
•Review and investment in the Group’s control environment, with a particular focus on automation, to ensure the Group addresses the inherent risks faced
•Deployment of a range of risk management strategies, including: avoidance, mitigation, transfer (including insurance) and acceptance

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
OPERATIONAL RESILIENCE RISK è
Operational resilience remains a key focus, with continued enhancement to the Group’s resilience for serving customers better and addressing regulatory priorities. Technology resilience remains a focus area, with dedicated programmes to address key risks.
Risk appetite: The Group has limited appetite for disruption to services to customers and stakeholders from significant unexpected events.
Key mitigating actions:
•Operational resilience programme in place to deliver against new regulation and improve the Group’s ability to respond to incidents while delivering key services to customers
•Investment in technology improvements, including enhancements to the resilience of systems that support critical business processes
PEOPLE RISK é
People risk has increased in 2022, aligning with the challenges of the Group’s transformation agenda. The strategic focus of the new leadership team, together with the Group’s revised pay offering, aims to enable colleagues to enhance their skills and capabilities, provide progression opportunities and support colleagues facing cost of living pressures.
Risk appetite: The Group leads responsibly and proficiently, manages people resource effectively, supports and develops colleague skills and talent, creates and nurtures the right culture and meets legal and regulatory obligations related to its people.
Key mitigating actions:
•Delivery of strategies to attract, retain and develop high-calibre people with the required capabilities, together with the management of rigorous succession planning for our senior leaders
•Continued focus on the Group’s culture by developing and delivering initiatives that reinforce appropriate behaviours
REGULATORY & LEGAL RISK è
The regulatory and legal risk profile has remained stable thanks to proactive engagement on emerging focus areas including strategic transformation, cost of living pressures and Consumer Duty. Legal risk continued to be impacted by the evolving UK legal and regulatory landscape, other changing regulatory standards and uncertainty arising from the current and future litigation landscape.
Risk appetite: The Group interprets and complies with all relevant regulation and all applicable laws (including codes of conduct which could have legal implications) and/or legal obligations.
Key mitigating actions:
•Policies and procedures setting out the principles and key controls that should apply across the business which are aligned to the Group risk appetite
•Identification, assessment and implementation of policy and regulatory requirements by business units and the establishment of local controls, processes, procedures and resources to ensure appropriate governance and compliance
STRATEGIC RISK è
Strategic risk is stable, with further integration into business planning having been a key focus in 2022. Maturation of Lloyds Banking Group’s strategic risk framework will strengthen the Group’s ability to achieve its strategic transformation ambitions.
Key mitigating actions:
•Considering and addressing the strategic implications of emerging trends
•Embedding of strategic risk into business planning process and day-to-day risk management

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
EMERGING RISKS
Emerging risks are a key component of Lloyds Banking Group’s strategic risk framework, adopted by Lloyds Bank Group.
The Group’s horizon scanning activity enables identification of the most pertinent internal and external operating trends. This insight informs the Group’s strategy, which in turn impacts the Group’s risk profile.
EVOLUTION OF THE GROUP'S METHODOLOGY FOR ASSESSING AND PRIORITISING EMERGING RISKS
In 2022, the Group invested in evolving its approach for understanding and assessing emerging risks. Embracing a more rigorous evaluation methodology, the Group has introduced a wider range of variables for assessing and prioritising risks (see below). These include factors associated with the threat of a risk, the Group’s specific vulnerability to a risk and the preparation and protection the Group has in place to manage or mitigate impacts.
The activity has resulted in a more focused list of the Group’s key emerging risks, enabling greater management concentration on developing the appropriate responses.
Threat: Factors associated with the threat presented by emerging risks
Vulnerability: Factors associated with the Group’s specific vulnerability to emerging risks
Preparation and Protection: The preparation and protection the Group has in place to manage or mitigate impacts
Emerging risk landscape: A focused list of the Group’s key emerging risks from both internal and external sources, for management review and development of the Group’s response

Emerging risk theme	Concerns for the Group and key considerations
Climate related responsibilities	The risks and resulting public perception of the Group’s ability and choices to support the UK’s transition to a low carbon economy.
Customer propositions and societal expectations	Failure to manage and evolve the customer proposition appropriately, amidst a constantly changing demographic of consumers.
Data ethics/ethical AI	The consequences of handling customer data unethically in relation to emerging technology, growing regulation, and how this may manifest across the Group’s different entities.
Digital currencies	Failure to accurately understand and manage the usage of digital currencies by the public or the government, and how this may affect the Group’s operations and future strategy.
Employee proposition	Inability of the Group to anticipate and hire for future skills aligned to evolving industry needs, or provide an attractive colleague proposition against the changing competition landscape.
Future proof technology strategy	The rate at which the Group is able to adapt, invest and protect itself in relation to fast paced technology growth, alongside rising external expectations.
Global economic and political environment	Increasing strain on the UK economy resulting from continued geopolitical and economic tensions, impacting the Group’s customers, partners and suppliers.
Operational and infrastructure blackouts	Service impacts to the Group’s customers and colleagues due to economic, financial, biological, climate, technological or social challenges.
Potential breakup of the UK	Failure to adequately prepare and assess the policy, operational and financial impacts to the Group as a result of countries in the UK becoming independent.
UK economic environment	Inability to balance the long term social, regulatory and financial impacts of sustained poor economic activity within the UK, and consequent unattractiveness of the UK from external investors.
The individual emerging risks detailed above have been taken to key executive level committees throughout 2022, such as the Board Risk Committee, with actions assigned to monitor more closely their manifestation and potential opportunities.
Many emerging risk topics are reviewed on a recurring basis, alongside ongoing activity addressing their present impacts. However, it is acknowledged that these challenges will drive future trends in the long term which the Group will need to prepare for. For further information on how the Group is managing key emerging risks through its strategy, see pages 38 to 39.
The manifestation of other emerging risks is more unknown. As a result, the Group will continue to explore how these challenges may impact its future strategy, and how it can continue to best protect its customers, colleagues and shareholders.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
RISK MANAGEMENT
All narrative and quantitative tables are unaudited unless otherwise stated. The audited information is required to comply with the requirements of relevant International Financial Reporting Standards.
Risk management is at the heart of Helping Britain Prosper and creating a more sustainable and inclusive future for people and businesses.
Our mission is to protect our customers, shareholders, colleagues and the Group, while enabling sustainable growth. This is achieved through informed risk decisions and robust risk management, supported by a consistent risk-focused culture.
The risk overview (pages 27 to 31) provides a summary of risk management within the Group and the key focus areas for 2022, including maintaining support for customers. The risk overview also highlights the importance of the connectivity of principal, emerging and strategic risks and how they are embedded into the Group’s strategic risk management framework.
This full risk management section provides a more in-depth picture of how risk is managed within the Group, detailing the Group’s emerging risks, approach to stress testing, risk governance, committee structure, appetite for risk and a full analysis of the principal risk categories (pages 40 to 80), the framework by which risks are identified, managed, mitigated and monitored.
Each principal risk category is described and managed using the following standard headings: definition, exposures, measurement, mitigation and monitoring.
LLOYDS BANK GROUP’S APPROACH TO RISK
The Group operates a prudent approach to risk with rigorous management controls to support sustainable business growth and minimise losses. Through a strong and independent risk function (Risk division), a robust control framework is maintained to identify and escalate current and emerging risks, support sustainable growth within the Group’s risk appetite, and to drive and inform good risk reward decision-making.
To comply with UK specific ring-fencing requirements, core banking services are ring-fenced from other activities within the overall Lloyds Banking Group. The Group has adopted the enterprise risk management framework (ERMF) of Lloyds Banking Group and supplemented with additional tailored practices to address the ring-fencing requirements.
The Group’s ERMF is structured to align with the industry-accepted internal control framework standards.
The ERMF applies to every area of the business and covers all types of risk. It is reviewed, updated and approved by the Board at least annually to reflect any changes in the nature of the Group’s business and external regulations, law, corporate governance and industry best practice. The ERMF provides the Group with an effective mechanism for developing and embedding risk policies and risk management strategies which are aligned with the risks faced by its businesses. It also seeks to facilitate effective communication on these matters across the Group.
Role of the Lloyds Bank Group Board and senior management
Key responsibilities of the Board and senior management include:
•Approval of the ERMF and Board risk appetite
•Approval of Group-wide risk principles and policies
•The cascade of delegated authority (for example to Board sub-committees and the Group Chief Executive)
•Effective oversight of risk management consistent with risk appetite
Risk appetite
The Group’s approach to setting, governing, embedding and monitoring risk appetite is detailed in the risk appetite framework, a key component of the ERMF.
Risk appetite is defined within the Group as the amount and type of risk that the Group is prepared to seek, accept or tolerate in delivering its strategy.
Business planning aims to optimise value within the Group’s risk appetite parameters and deliver on its promise to Help Britain Prosper.
The Group’s risk appetite statement details the risk parameters within which the Group operates. The statement forms part of the Group’s control framework and is embedded into its policies, authorities and limits, to guide decision-making and risk management. Group risk appetite is regularly reviewed and refreshed to ensure appropriate coverage across our principal risks and any emerging risks, and to align with internal or external change.
The Board is responsible for approving the Group’s Board risk appetite statement annually. Group Board-level metrics are augmented by further sub-Board-level metrics and cascaded into more detailed business appetite metrics and limits.
The following areas are currently included in the Group Board risk appetite:
Capital: the Group maintains capital levels commensurate with a prudent level of solvency to achieve financial resilience and market confidence
Change/execution: the Group has limited appetite for negative impacts on customers, colleagues, or the Group as a result of change activity
Climate: the Group takes action to support the transition to net zero, through our activities and our customers, and to maintain our resilience against the risks relating to climate change
Conduct: the Group delivers fair outcomes for its customers
Credit: the Group has a conservative and well balanced credit portfolio through the economic cycle, generating an appropriate return on equity, in line with the Group’s target return on equity in aggregate
Data: the Group has zero appetite for data related regulatory fines or enforcement actions
Funding and liquidity: the Group maintains a prudent liquidity profile and a balance sheet structure that limits its reliance on potentially volatile sources of funding
Market: the Group has effective controls in place to identify and manage the market risk inherent in our customer and client focused activities
Model: material models are performing in line with expectations
Operational: the Group has robust controls in place to manage operational losses, reputational events and regulatory breaches. It identifies and assesses emerging risks and acts to mitigate these

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Operational resilience: the Group has limited appetite for disruption to services to customers and stakeholders from significant unexpected events
People: the Group leads responsibly and proficiently, manages people resource effectively, supports and develops colleague skills and talent, creates and nurtures the right culture and meets legal and regulatory obligations related to its people
Regulatory and legal: the Group interprets and complies with all relevant regulation and all applicable laws (including codes of conduct which could have legal implications) and/or legal obligations
Governance frameworks
The Group’s approach to risk is based on a robust control framework and a strong risk management culture which are the foundation for the delivery of effective risk management and guide the way all employees approach their work, behave and make decisions.
Governance is maintained through delegation of authority from the Board to individuals through the management hierarchy. Senior executives are supported where required by a committee-based structure which is designed to ensure open challenge and support effective decision-making.
The Group’s risk appetite, principles, policies, procedures, controls and reporting are regularly reviewed and updated where needed to ensure they remain fully in line with regulation, law, corporate governance and industry good practice.
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
Line managers are directly accountable for identifying and managing risks in their individual businesses, ensuring that business decisions strike an appropriate balance between risk and reward and are consistent with the Group’s risk appetite.
Clear responsibilities and accountabilities for risk are defined across the Group through a three lines of defence model which ensures effective independent oversight and assurance in respect of key decisions.
The Risk Committee governance framework is outlined on page 35.
Three lines of defence model
The ERMF is implemented through a ‘three lines of defence’ model which defines clear responsibilities and accountabilities and ensures effective independent oversight and assurance activities take place covering key decisions.
Business lines (first line) have primary responsibility for risk decisions, identifying, measuring, monitoring and controlling risks within their areas of accountability. They are required to establish effective governance and control frameworks for their business to be compliant with Group policy requirements, to maintain appropriate risk management skills, mechanisms and toolkits, and to act within Group risk appetite parameters set and approved by the Board.
Risk division (second line) is centralised, headed by the Chief Risk Officer, providing oversight and constructive challenge to the effectiveness of risk decisions taken by business management, providing proactive advice and guidance, reviewing, challenging and reporting on the risk profile of the Group and ensuring that mitigating actions are appropriate.
It also has a key role in promoting the implementation of a strategic approach to risk management reflecting the risk appetite and ERMF agreed by the Board that encompasses:
•Overseeing embedding of effective risk management processes
•Transparent, focused risk monitoring and reporting
•Provision of expert and high-quality advice and guidance to the Board, executives and management on strategic issues and horizon scanning, including pending regulatory changes
•A constructive dialogue with the first line through provision of advice, development of common methodologies, understanding, education, training, and development of new risk management tools
The primary role of Group Internal Audit (third line) is to help the Board and executive management protect the assets, reputation and sustainability of the Group. Group Internal Audit is led by the Group Chief Internal Auditor. Group Internal Audit provides independent assurance to the Audit Committee and the Board through performing reviews and engaging with committees and executive management, providing opinion, challenge and informal advice on risk and the state of the control environment. Group Internal Audit is a single independent internal audit function, reporting to the Group Audit Committee, and the Board or Board Audit Committees of the sub-groups, subsidiaries and legal entities where applicable.
Risk and control cycle from identification to reporting
To allow senior management to make informed risk decisions, the business follows a continuous risk management approach which includes producing appropriate and accurate risk reporting. The risk and control cycle sets out how this should be approached. This cycle, from identification to reporting, ensures consistency and is intended to manage and mitigate the risks impacting the Group.
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
Identified risks are reported on a regular basis to the appropriate committee. The extent of the risk is compared to the overall risk appetite as well as specific limits or triggers. When thresholds are breached, committee minutes are clear on the actions and time frames required to resolve the breach and bring risk within tolerances. There is a clear process for escalation of risks and risk events.
All key controls are recorded and assessed on a regular basis, in response to triggers or minimum annually. Control assessments consider both the adequacy of the design and operating effectiveness. Where a control is not effective, the root cause is established and action plans implemented to improve control design or performance. Control effectiveness against all residual risks are aggregated by risk category and reported and monitored via the monthly Key Risk Insights Report or Consolidated Risk Report (CRR). The Key Risk Insights Report and CRR are reviewed and independently challenged by the Risk division and provided to the Risk division Executive Committee and Group Risk Committee. On an annual basis, a point in time assessment is made for control effectiveness against each risk category and across sub-groups. The CRR data is the primary source used for this point-in-time assessment and a year-on-year comparison on control effectiveness is reported to the Board.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
One Risk and Control Self-Assessment (One RCSA) is part of the Group’s risk and control strategy to deliver a stronger risk culture and simplified risk and control environment. During 2022, there has been significant effort to embed One RCSA. This will continue into 2023 as risk practices, data quality, culture and capability mature.
Risk culture
Based on the Group’s prudent business model, prudent approach to risk management, and guided by the Board, the senior management articulates the core risk values to which the Group aspires, and sets the tone at the top. Senior management establishes a strong focus on building and sustaining long-term relationships with customers, through the economic cycle. Lloyds Banking Group’s Code of Responsibility reinforces colleagues’ accountability for the risks they take and their responsibility to prioritise their customers’ needs.
Risk resources and capabilities
Appropriate mechanisms are in place to avoid over-reliance on key personnel or system/technical expertise within the Group. Adequate resources are in place to serve customers both under normal working conditions and in times of stress, and monitoring procedures are in place to ensure that the level of available resource can be increased if required. Colleagues undertake appropriate training to ensure they have the skills and knowledge necessary to enable them to deliver good outcomes for customers.
There is ongoing investment in risk systems and models alongside the Group’s investment in customer and product systems and processes. This drives improvements in risk data quality, aggregation and reporting leading to effective and efficient risk decisions.
Risk decision-making and reporting
Risk analysis and reporting enables better understanding of risks and returns, supporting the identification of opportunities as well as better management of risks.
An aggregate view of the Group’s overall risk profile, key risks and management actions, and performance against risk appetite, including the Key Risk Insights Report and CRR, is reported to and discussed monthly at the Group Risk Committee with regular reporting to the Board Risk Committee and the Board.
Rigorous stress testing exercises are carried out to assess the impact of a range of adverse scenarios with different probabilities and severities to inform strategic planning.
The Chief Risk Officer regularly informs the Board Risk Committee of the aggregate risk profile and has direct access to the Chair and members of Board Risk Committee.
Financial reporting risk management systems and internal controls
The Group maintains risk management systems and internal controls relating to the financial reporting process which are designed to:
•Ensure that accounting policies are appropriately and consistently applied, transactions are recorded accurately, and undertaken in accordance with delegated authorities, that assets are safeguarded and liabilities are properly stated
•Enable the calculation, preparation and reporting of financial, prudential regulatory and tax outcomes in accordance with applicable International Financial Reporting Standards, statutory and regulatory requirements
•Enable certifications by the Senior Accounting Officer relating to maintenance of appropriate tax accounting and in accordance with the 2009 Finance Act
•Ensure that disclosures are made on a timely basis in accordance with statutory and regulatory requirements (for example UK Finance Code for Financial Reporting Disclosure and the US Sarbanes-Oxley Act)
•Ensure ongoing monitoring to assess the impact of emerging regulation and legislation on financial, prudential regulatory and tax reporting
•Ensure an accurate view of the Group’s performance to allow the Board and senior management to appropriately manage the affairs and strategy of the business as a whole
The Audit Committee reviews the quality and acceptability of Lloyds Bank Group's financial disclosures. In addition, the Lloyds Banking Group Disclosure Committee assists the Lloyds Bank Group Chief Executive and Chief Financial Officer in fulfilling their disclosure responsibilities under relevant listing and other regulatory and legal requirements.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
RISK GOVERNANCE
The risk governance structure below is integral to effective risk management across Lloyds Banking Group, including Lloyds Bank Group. To meet ring-fencing requirements the Boards and Board Committees of Lloyds Banking Group and the Ring-Fenced Banks (Lloyds Bank plc and Bank of Scotland plc) as well as relevant Committees of Lloyds Banking Group and the Ring-Fenced Banks will sit concurrently, referred to as the Aligned Board Model. The Risk division is appropriately represented on key committees to ensure that risk management is discussed in these meetings. This structure outlines the flow and escalation of risk information and reporting from business areas and the Risk division to the Group Executive Committee and Board. Conversely, strategic direction and guidance is cascaded down from the Board and Group Executive Committee.
The Company Secretariat supports senior and Board-level committees, and supports the Chairs in agenda planning. This gives a further line of escalation outside the three lines of defence.
Risk governance structure
Lloyds Bank Group Chief Executive Committees
•Lloyds Banking Group and Ring-Fenced Banks Executive Committee (GEC)
•Lloyds Banking Group and Ring-Fenced Banks Risk Committees (GRC)
•Lloyds Banking Group and Ring-Fenced Banks Asset and Liability Committees (GALCO)
•Lloyds Banking Group and Ring-Fenced Banks Cost Management Committees
•Lloyds Banking Group and Ring-Fenced Banks Contentious Regulatory Committees
•Lloyds Banking Group and Ring-Fenced Banks Strategic Delivery Committees
•Lloyds Banking Group and Ring-Fenced Banks Net Zero Committees
•Lloyds Banking Group and Ring-Fenced Banks Conduct Investigations Committees

Risk Division Committees and Governance
•Lloyds Banking Group and Ring-Fenced Banks Market Risk Committee
•Lloyds Banking Group and Ring-Fenced Banks Economic Crime Prevention Committee
•Lloyds Banking Group and Ring-Fenced Banks Financial Risk Committee
•Lloyds Banking Group and Ring-Fenced Banks Capital Risk Committee
•Lloyds Banking Group and Ring-Fenced Banks Model Governance Committee

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Board, Executive and Risk Committees
The Group’s risk governance structure strengthens risk evaluation and management, while also positioning the Group to manage the changing regulatory environment in an efficient and effective manner.
Assisted by the Board Risk and Audit Committees, the Board approves the Group’s overall governance, risk and control frameworks and risk appetite. Refer to the corporate governance section on pages 83 to 85, for further information on Board Committees.
The sub-group, divisional and functional risk committees review and recommend sub-group, divisional and functional risk appetite and monitor local risk profile and adherence to appetite.
Executive and Risk Committees
Lloyds Bank Group Chief Executive is supported by the following:

Committees	Risk focus
Lloyds Banking Group and Ring-Fenced Banks Executive Committee (GEC)	Assists the Group Chief Executive in exercising their authority in relation to material matters having strategic, cross-business area or Group-wide implications.
Lloyds Banking Group and Ring-Fenced Banks Risk Committees (GRC)
Responsible for the development, implementation and effectiveness of Lloyds Banking Group’s enterprise risk management framework, the clear articulation of the Group’s risk appetite and monitoring and reviewing of the Group’s aggregate risk exposures, control environment and concentrations of risk.

Lloyds Banking Group and Ring-Fenced Banks Asset and Liability Committees (GALCO)
Responsible for the strategic direction of the Group’s assets and liabilities and the profit and loss implications of balance sheet management actions. The committee reviews and determines the appropriate allocation of capital, funding and liquidity, and market risk resources and makes appropriate trade-offs between risk and reward.

Lloyds Banking Group and Ring-Fenced Banks Cost Management Committees	Leads and shapes the Group’s approach to cost management, ensuring appropriate governance and process over Group-wide cost management activities and effective control of the Group’s cost base.
Lloyds Banking Group and Ring-Fenced Banks Contentious Regulatory Committees
Responsible for providing senior management oversight, challenge and accountability in connection with the Group’s engagement with contentious regulatory matters as agreed by the Group Chief Executive.

Lloyds Banking Group and Ring-Fenced Banks Strategic Delivery Committees
Responsible for driving execution of the Group’s investment portfolio and strategic transformation agenda as agreed by the Group Chief Executive, including monitoring execution performance and progress against strategic objectives. To act as a clearing house to resolve issues on individual project areas and prioritisation across divisional and legal entity issues. Engaging in resolution of challenges that require cross-Group support to resolve, ensuring funding and project performance provides value for money for the Group, and autonomy is maintained alongside accountability for projects and platforms.

Lloyds Banking Group and Ring-Fenced Banks Net Zero Committees
Responsible for providing direction and oversight of the Group’s environmental sustainability strategy, including particular focus on the net-zero transition and natural capital (biodiversity) strategy. Oversight of the Group’s approach to meeting external environmental commitments and targets, including but not limited to, progress in relation to the requirements of the Net-Zero Banking Alliance (NZBA). Recommending all external material commitments and targets in relation to environmental sustainability.

Lloyds Banking Group and Ring-Fenced Banks Conduct Investigations Committee
Responsible for protecting and promoting the Group’s conduct, values and behaviours by taking action to rectify the most serious cases of misconduct within the Group, identifying themes and ensuring lessons are shared with the business. The Committee shall do this by making outcome decisions and recommendations (including sanctions) on investigations which have been referred to the Committee from the triage process, including the Independent Triage Panel and overseeing regular reviews of thematic outcomes and lessons learned.

The Lloyds Banking Group and Ring-Fenced Banks Risk Committee is supported through escalation and ongoing reporting by divisional risk committees, cross-divisional committees addressing specific matters of Group-wide significance and the following second line of defence Risk committees which ensure effective oversight of risk management:

Lloyds Banking Group and Ring-Fenced Banks Market Risk Committee
Responsible for monitoring, oversight and challenge of market risk exposures across the Group. Reviews and proposes changes to the market risk management framework, and reviews the adequacy of data quality needed for managing market risks. It is also responsible for escalating issues of Group level significance to GEC level (usually via GALCO) relating to the management of the Group's market risks.

Lloyds Banking Group and Ring-Fenced Banks Economic Crime Prevention Committee
Brings together accountable stakeholders and subject matter experts to ensure that the development and application of economic crime risk management complies with the Group's strategic aims, Group corporate responsibility, Group risk appetite and Group economic crime prevention (fraud, anti-money laundering, anti-bribery and sanctions) policy. It provides direction and appropriate focus on priorities to enhance the Group's economic crime risk management capabilities in line with business and customer objectives while aligning to the Group's target operating model.

Lloyds Banking Group and Ring-Fenced Banks Financial Risk Committee
Responsible for overseeing, reviewing, challenging and recommending to GEC/Board Risk Committee/Board for Lloyds Banking Group and Ring-Fenced Bank (i) annual internal stress tests, (ii) all Prudential Regulation Authority (PRA) and any other regulatory stress tests, (iii) annual liquidity stress tests, (iv) reverse stress tests, (v) Individual Liquidity Adequacy Assessment (ILAA), (vi) Internal Capital Adequacy Assessment Process (ICAAP), (vii) Pillar 3, (viii) recovery/resolution plans, and (ix) relevant ad hoc stress tests or other analysis as and when required by the Committee.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Committees	Risk focus
Lloyds Banking Group and Ring-Fenced Banks Capital Risk Committee
Responsible for providing oversight of relevant capital matters within the Lloyds Banking Group, Ring-Fenced Bank and material subsidiaries, including latest capital position and plans, capital risk appetite proposals, Pillar 2 developments (including stress testing), recovery and resolution matters and the impact of regulatory reforms and developments specific to capital.

Lloyds Banking Group and Ring-Fenced Banks Model Governance Committee
Responsible for supporting the Model Risk and Validation Director in fulfilling their responsibilities, from a Group-wide perspective, under the Lloyds Banking Group model governance policy through provision of debate, challenge and support of decisions. The committee will be held as required to facilitate approval of models, model changes and model related items as required by model policy, including items related to the governance framework as a whole and its application.

STRESS TESTING
Overview
Stress testing is recognised as a key risk management tool by the Boards, senior management, the businesses and the Risk and Finance functions of all parts of the Group and its legal entities. It is fully embedded in the planning process of the Group and its key legal entities as a key activity in medium-term planning, and senior management is actively involved in stress testing activities via the governance process.
Scenario stress testing is used to:
Risk identification:
•Understand key vulnerabilities of the Group and its key legal entities under adverse economic conditions
Risk appetite:
•Assess the results of the stress test against the risk appetite of all parts of the Group to ensure the Group and its legal entities are managed within their risk parameters
•Inform the setting of risk appetite by assessing the underlying risks under stress conditions
Strategic and capital planning:
•Allow senior management and the Boards of the Group and its applicable legal entities to adjust strategies if the plan does not meet risk appetite in a stressed scenario
•Support the Internal Capital Adequacy Assessment Process (ICAAP) by demonstrating capital adequacy, and meet the requirements of regulatory stress tests that are used to inform the setting of the Prudential Regulation Authority (PRA) and management buffers (see capital risk on pages 41 to 45) of the Group and its separately regulated legal entities
Risk mitigation:
•Drive the development of potential actions and contingency plans to mitigate the impact of adverse scenarios. Stress testing also links directly to the recovery and resolution planning process of the Group and its legal entities
Internal stress tests
On at least an annual basis, the Group conducts macroeconomic stress tests to highlight the key vulnerabilities of the Group’s and its legal entities’ business plans to adverse changes in the economic environment, and to ensure that there are adequate financial resources in the event of a downturn. The 2022 internal stress scenario focussed on assessing vulnerabilities to inflation and rising energy prices.
Reverse stress testing
Reverse stress testing is used to explore the vulnerabilities of the Group’s and its key legal entities’ strategies and plans to extreme adverse events that would cause the businesses to fail. Where this identifies plausible scenarios with an unacceptably high risk, the Group or its entities will adopt measures to prevent or mitigate that and reflect these in strategic plans.
Other stress testing activity
The Group’s stress testing programme also involves undertaking assessments of liquidity scenarios, market risk sensitivities and scenarios, and business-specific scenarios (see the principal risk categories on pages 40 to 80 for further information on risk-specific stress testing). If required, ad hoc stress testing exercises are also undertaken to assess emerging risks, as well as in response to regulatory requests. This wide-ranging programme provides a comprehensive view of the potential impacts arising from the risks to which the Group is exposed and reflects the nature, scale and complexity of the Group. Lloyds Banking Group participated in Part 1 of the Bank of England’s Climate Biennial Exploratory Stress test in 2021 and will leverage the experience gained through that exercise to further embed climate risk into risk management and stress testing activities.
Methodology
The stress tests at all levels must comply with all regulatory requirements, achieved through comprehensive macroeconomic scenarios and a rigorous divisional, functional, risk and executive review and challenge process, supported by analysis and insight into impacts on customers and business drivers.
The engagement of all required business, Risk and Finance teams is built into the preparation process, so that the appropriate analysis of each risk category’s impact upon the business plans is understood and documented. The methodologies and modelling approach used for stress testing ensure that a clear link is shown between the macroeconomic scenarios, the business drivers for each area and the resultant stress testing outputs. All material assumptions used in modelling are documented and justified, with a clearly communicated review and sign-off process. Modelling is supported by expert judgement and is subject to Lloyds Banking Group model governance policy.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Governance
Clear accountabilities and responsibilities for stress testing are assigned to senior management and the Risk and Finance functions throughout the Group and its key legal entities. This is formalised through the Lloyds Banking Group business planning and stress testing policy and procedure, which are reviewed at least annually.
The Group Financial Risk Committee (GFRC), chaired by the Chief Risk Officer and attended by the Chief Financial Officer and other senior Risk and Finance colleagues, has primary responsibility for overseeing the development and execution of the Group’s stress tests.
The review and challenge of the Group’s detailed stress forecasts, the key assumptions behind these, and the methodology used to translate the economic assumptions into stressed outputs conclude with the appropriate Finance and Risk sign-off. The outputs are then presented to GFRC and the Board Risk Committee for review and challenge. With all regulatory exercises being approved by the Board.

EMERGING RISKS
Background and framework
Understanding emerging risks is an essential component of the Group’s risk management approach, enabling the Group to identify the most pertinent risks and opportunities, and to respond through strategic planning and appropriate risk mitigation.
Although emerging risk is not a principal risk, if left undetected emerging risks have the potential to adversely impact the Group or result in missed opportunities.
Impacts from emerging risks on the Group’s principal risks can materialise via two different routes:
•Emerging risks can impact the Group’s principal risks directly in the absence of an appropriate strategic response
•Alternatively, emerging risks can be a source of new strategic risks, dependent on our chosen response and the underlying assumptions on how given emerging risks may manifest
Where an emerging risk is considered material enough in its own right, the Group may choose to recognise the risk as a principal risk. Recent examples of this include climate risk and strategic risk. Such elevations are considered and approved through the Board as part of the annual refresh of Lloyds Banking Group's enterprise risk management framework.
Risk identification
The basis for risk identification is founded on collaboration between functions across the Group. The activity incorporates internal horizon scanning and engagement with external experts to gain an external context, ensuring broad coverage.
This activity is inherently linked with and builds upon the annual strategic planning cycle and is used to identify key external trends, risks and opportunities for the Group.
The Group continues to evolve its approach for the identification and prioritisation of emerging risks. During 2022, the Group enhanced its emerging risk methodology, introducing a broader range of factors to provide enriched insight.
Under the revised methodology, key factors considered in the assessment of emerging risks include:
•The threat presented by a risk
•The Group’s specific vulnerability to the risk
•The preparation and protection the Group has in place to manage or mitigate impacts
The enhanced approach has delivered a more focused list of the Group’s key emerging risks, as detailed below, enabling greater management concentration on developing the appropriate responses.
Notable emerging risks and their implications
The Group considers the emerging risk themes detailed in the risk overview section on page 31 as having the potential to increase in significance and affect the performance of the Group. These risks can align to one or more of the Group’s strategic risk themes and are considered alongside the Group’s operating plan.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Risk mitigation
Emerging risks are managed through the Group’s strategic risk framework, detailed on page 80. The individual emerging risks detailed above have been taken to executive level committees throughout 2022 with actions assigned to closely monitor their manifestation and potential opportunities.
Pertinent emerging risks are considered as part of the Group’s strategic and business planning processes and primarily addressed through the Group’s strategy.
Key initiatives to tackle the emerging challenges and capitalise on opportunities as part of the Group’s strategy include the following:
Purpose: At the heart of the Group’s purpose are the themes of inclusion, sustainability and being people-first. As such, the Group’s strategy aims to fully embed a purpose that supports a more inclusive and sustainable future for the Group’s customers and colleagues.
Outcomes will see products, services and activities, aligning to societal and regulatory expectations, which drive impacts across housing, financial wellbeing, businesses and jobs, communities, regions, and sustainability.
Customer proposition: As part of its strategy, the Group aims to enhance its proposition, better aligning to its purpose, while supporting transition to a low carbon economy and adapting to the changing demographic of both its customer base and that of the UK.
Key components include:
•Creating better engagement, improving customer journeys and enhancing experiences and tools to drive greater financial resilience and wellbeing for customers
•Supporting customers and businesses in respect of making their homes, vehicles, properties and activities more sustainable
•Capitalising on the Group’s existing asset and product capabilities for corporate and institutional clients to play a leading role in the transition to Net Zero, addressing regional inequalities and supporting UK prosperity by helping corporates trade internationally
Talent: The Group is firmly committed to being diverse, employing new ways of working, where colleagues are supported in having a growth mindset and empowered to make decisions at pace.
The strategy places focus on a colleague proposition that can attract and retain the best people, while leveraging talent pools across the UK and exploring in-house skills growth strategies, alongside partnerships with universities and businesses, to supplement scarce skill sets.
For the long term, the Group intends to use its strategic workforce planning capability for understanding and meeting the evolving demand of skills from its businesses and functions. This will also act as the bedrock for key strategic decisions and interventions in respect of important elements of the Group’s talent strategy in the future.
Technology: Simplification of the Group’s estate and leveraging contemporary technologies are core components of the Group’s strategy.
The Group aims to manage the challenges of a rapidly evolving landscape by employing technology that is aligned to industry best practice refresh rates, while promoting autonomy and empowerment within teams by streamlining governance.
This will be supplemented with an aligned business and technology vision and a rationalised hybrid cloud technology estate and modern engineering standards.
Data: Being data-driven is central to the Group’s transformation activity. More than one third of the benefits from the Group’s business strategies are reliant on the ability to successfully leverage data. As such, managing data risk and employing strong data ethics are key considerations for the strategy.
The Group has developed a data management strategy to provide the common framework and direction by uplifting data quality, simplifying data architecture, enhancing data governance and implementing market leading tools to improve its ability to deliver a data-first culture. The Group has also invested in data ethics framework and strong governance for its advanced analytics and cloud programmes.
In addition to the strategic actions detailed above, the Group works closely with regulatory authorities and industry bodies to ensure that the Group can monitor external developments and identify and respond to the evolving landscape, particularly in relation to regulatory and legal risk.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
FULL ANALYSIS OF RISK CATEGORIES
The Group’s risk framework covers all types of risk which affect the Group and could impact on the achievement of its strategic objectives. A detailed description of each category is provided on pages 41 to 80.
Risk categories recognised by the Group are periodically reviewed to ensure that they reflect the Group risk profile in light of internal and external factors, such as the Group strategy and the regulatory environment in which it operates. No changes were made to the risk categories in 2022.

Principal risk categories	Secondary risk categories
Capital risk	– Capital
Page 41
Change/execution risk	– Change/execution
Page 46
Climate risk	– Climate
Page 47
Conduct risk	– Conduct
Page 48
Credit risk	– Retail credit	– Commercial credit
Page 50
Data risk	– Data
Page 65
Funding and liquidity risk	– Funding and liquidity
Page 66
Market risk	– Trading book	– Pensions
Page 70	– Banking book
Model risk	– Model
Page 74
Operational risk	– Business process	– Financial reporting	– Security
Page 75	– Economic crime financial	– Governance	– Sourcing and supply chain management
	– Economic crime fraud	– Internal service provision
	– External service provision	– IT systems
Operational resilience risk	– Operational resilience
Page 77
People risk	– People	– Health and safety
Page 78
Regulatory and legal risk	– Regulatory compliance	– Legal
Page 79
Strategic risk	– Strategic

The Group considers both reputational and financial impact in the course of managing all its risks and therefore does not classify reputational impact as a separate risk category.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
CAPITAL RISK
DEFINITION
Capital risk is defined as the risk that an insufficient quantity or quality of capital is held to meet regulatory requirements or to support business strategy, an inefficient level of capital is held or that capital is inefficiently deployed across the Group.
EXPOSURES
A capital risk event arises when the Group has insufficient capital resources to support its strategic objectives and plans, and to meet both regulatory and external stakeholder requirements and expectations. This could arise due to a depletion of the Group’s capital resources as a result of the crystallisation of any of the risks to which it is exposed, or through a significant increase in risk-weighted assets as a result of rule changes or economic deterioration. Alternatively a shortage of capital could arise from an increase in the minimum requirements for capital, leverage or MREL either at Group level or regulated entity level. The Group's capital management approach is focused on maintaining sufficient and appropriate capital resources across all regulated levels of its structure in order to prevent such exposures.
MEASUREMENT
In accordance with UK ring-fencing legislation, the Group was appointed as the Ring-Fenced Bank sub-group (‘RFB sub-group’) under Lloyds Banking Group plc. As a result the Group is subject to separate supervision by the UK Prudential Regulation Authority (PRA) on a sub-consolidated basis (as the RFB sub-group) in addition to the supervision applied to Lloyds Bank plc on an individual basis.
The Group maintains capital levels on a consolidated and individual basis commensurate with a prudent level of solvency to achieve financial resilience and market confidence. To support this, capital risk appetite on both a consolidated and individual basis is calibrated by taking into consideration both an internal view of the amount of capital to hold as well as external regulatory requirements.
The Group assesses both its regulatory capital requirements and the quantity and quality of capital resources it holds to meet those requirements through applying the regulatory capital framework set out under the Capital Requirements Directive and Regulation (CRD IV), as amended by subsequent revisions to the Directive (CRD V) and to the Regulation (CRR II), the latter applying in full from 1 January 2022 following the UK implementation of the remaining provisions of CRR II. The requirements are supplemented through additional regulation under the PRA Rulebook and associated statements of policy, supervisory statements and other regulatory guidance.
The minimum amount of total capital, under Pillar 1 of the regulatory capital framework, is set at 8 per cent of total risk-weighted assets. At least 4.5 per cent of risk-weighted assets are required to be met with common equity tier 1 (CET1) capital and at least 6 per cent of risk-weighted assets are required to be met with tier 1 capital. Minimum Pillar 1 requirements are supplemented by additional minimum requirements under Pillar 2A of the regulatory capital framework, the aggregate of which is referred to as the Group's Total Capital Requirement (TCR), and a number of regulatory capital buffers as described below.
Additional minimum capital requirements under Pillar 2A are set by the PRA as a firm-specific Individual Capital Requirement (ICR) reflecting a point in time estimate, which may change over time, of the minimum amount of capital to cover risks that are not fully covered by Pillar 1 and those risks not covered at all by Pillar 1. A key input into the PRA’s Pillar 2A setting process is a bank's own assessment of the minimum amount of capital it needs to cover risks that are not covered or not fully covered by Pillar 1 as part of its Internal Capital Adequacy Assessment Process (ICAAP). Pillar 2A capital requirements consist of a variable amount (being a set percentage of risk-weighted assets), with fixed add-ons for certain risk types. During 2022 the PRA reduced the Group’s Pillar 2A capital requirement to around 3.0 per cent of risk-weighted assets, of which around 1.7 per cent of risk-weighted assets must be met by CET1 capital.
A range of additional regulatory capital buffers apply under the capital rules, which are required to be met with CET1 capital. These include a capital conservation buffer (2.5 per cent of risk-weighted assets) and a time-varying countercyclical capital buffer (CCyB) which is currently around 0.9 per cent of risk-weighted assets following the increase in the UK CCyB rate (which is set by the Bank of England's Financial Policy Committee) to 1 per cent in December 2022. The UK CCyB rate will increase to 2 per cent in July 2023, representing an equivalent increase in the Group's CCyB to around 1.9 per cent of risk-weighted assets.
In addition, the Group in its capacity as the RFB sub-group is subject to an Other Systemically Important Institution (O-SII) buffer of 2.0 per cent of risk-weighted assets which is designed to hold systemically important banks to higher capital standards so that they can withstand a greater level of stress before requiring resolution. The next review of the Group’s O-SII buffer will take place in December 2023, based upon year-end 2022 financial results, with any changes applying from 1 January 2025. The Financial Policy Committee has amended the O-SII buffer framework to change the metric for determining the buffer rate from total assets to the UK leverage exposure measure. Based on the Group's leverage exposure measure as at 31 December 2022, the OSII buffer rate will be maintained at 2.0 per cent.
As part of the Group's capital planning process, forecast capital positions are subjected to stress testing to determine the adequacy of the Group’s capital resources against minimum requirements, including the ICR. The PRA considers outputs from the Group’s stress tests, in conjunction with other information, as part of the process for informing the setting of a capital buffer for the Group, known as the PRA Buffer. The PRA requires this buffer to remain confidential.
Usage of the PRA Buffer would trigger a dialogue between the Group and the PRA to agree what action is required whereas a breach of the combined capital buffer (all other regulatory buffers, as referenced above) would give rise to mandatory restrictions upon any discretionary capital distributions. The PRA has previously communicated its expectation that banks' capital and liquidity buffers can be drawn down as necessary to support the real economy through a shock and that sufficient time would be made available to restore buffers in a gradual manner.
In addition to the risk-based capital framework outlined above, the Group is also subject to minimum capital requirements under the UK Leverage Ratio Framework. The leverage ratio is calculated by dividing tier 1 capital resources by the leverage exposure which is a defined measure of on-balance sheet assets and off-balance sheet items.
The minimum tier 1 leverage ratio requirement under the UK Leverage Ratio Framework is 3.25 per cent. This is supplemented by a time-varying countercyclical leverage buffer (CCLB) requirement, which is currently 0.3 per cent of the leverage exposure measure, and an additional leverage ratio buffer (ALRB) requirement of 0.7 per cent of the leverage exposure measure which reflects the application of the Group’s O-SII buffer. Following the planned increase in the UK CCyB rate to 2 per cent in July 2023, the Group’s CCLB would be expected to increase to 0.7 per cent.
At least 75 per cent of the 3.25 per cent minimum leverage ratio requirement as well as 100 per cent of regulatory leverage buffers must be met by CET1 capital.
The leverage ratio framework does not currently give rise to higher regulatory capital requirements for the Group than the risk-based capital framework.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
MITIGATION
The Group's capital management framework is part of a comprehensive framework within Lloyds Banking Group that includes the setting of capital risk appetite and capital planning and stress testing activities. Close monitoring of capital and leverage ratios is undertaken to ensure the Group meets regulatory requirements and risk appetite levels and deploys its capital resources efficiently.
The Group monitors early warning indicators and maintains a Capital Contingency Framework as part of the Lloyds Banking Group Recovery Plan which are designed to identify emerging capital concerns at an early stage, so that mitigating actions can be taken, if needed. The Recovery Plan sets out a range of potential mitigating actions that the Group could take in response to a stress, including as part of the wider Lloyds Banking Group response. For example the Group is able to accumulate additional capital through the retention of profits over time, which can be enhanced through reducing or cancelling dividend payments upstreamed to its parent (Lloyds Banking Group plc), by raising new equity via an injection of capital from its parent and by issuing additional tier 1 or tier 2 capital securities to its parent. The cost and availability of additional capital from its parent is dependent upon market conditions and perceptions at the time.
The Group is also able to manage the demand for capital through management actions including adjusting its lending strategy, risk hedging strategies and through business disposals.
Capital policies and procedures are well established and subject to independent oversight.
MONITORING
The Group’s capital is actively managed and monitoring capital ratios is a key factor in the Group’s planning processes and stress testing. Multi-year base case forecasts of the Group’s capital position, based upon the Group's operating plan, are produced at least annually to inform the Group capital plan whilst shorter term forecasts are undertaken to understand and respond to variations of the Group’s actual performance against the plan. The Group’s capital plan is tested for capital adequacy using relevant stress scenarios and sensitivities covering adverse economic conditions as well as other adverse factors that could impact the Group.
Regular monitoring of the capital position for the Group and its key regulated entities is undertaken by a range of Lloyds Banking Group and Ring-Fenced Banks committees, including the Group Capital Risk Committee (GCRC), Group Financial Risk Committee (GFRC), Group Asset and Liability Committees (GALCO) and Group Risk Committees (GRC), in addition to the Board Risk Committee (BRC) and the Board. This includes reporting of actual ratios against forecasts and risk appetite, base case and stress scenario projected ratios, and review of early warning indicators and assessment against the Capital Contingency Framework.
The regulatory framework within which the Group operates continues to evolve and further detail on this is provided in the Group's Pillar 3 disclosures. The Group continues to monitor these developments very closely, analysing the potential capital impacts to ensure that, through organic capital generation and management actions, the Group continues to maintain a strong capital position that exceeds both minimum regulatory requirements and the Group's risk appetite and is consistent with market expectations.
MINIMUM REQUIREMENT FOR OWN FUNDS AND ELIGIBLE LIABILITIES (MREL)
Global systemically important banks (G-SIBs) are subject to an international standard on total loss absorbing capacity (TLAC). The standard is designed to enhance the resilience of the global financial system by ensuring that failing G-SIBs have sufficient capital to absorb losses and recapitalise under resolution, whilst continuing to provide critical banking services.
In the UK, the Bank of England has implemented the requirements of the international TLAC standard through the establishment of a framework which sets out minimum requirements for own funds and eligible liabilities (MREL). The purpose of MREL is to require firms to maintain sufficient own funds and eligible liabilities that are capable of credibly bearing losses or recapitalising a bank whilst in resolution. MREL can be satisfied by a combination of regulatory capital and certain unsecured liabilities (which must be subordinate to a firm’s operating liabilities).
The Bank of England's MREL statement of policy (MREL SoP) sets out its approach to setting external MREL and the distribution of MREL resources internally within groups. Internal MREL resources are intended to enable a material subsidiary to be recapitalised as part of a group resolution strategy without the need for the Bank of England to apply its resolution powers directly to the subsidiary itself.
The Group’s parent, Lloyds Banking Group plc, is subject to the Bank of England’s MREL SoP and must therefore maintain a minimum level of external MREL resources. Lloyds Banking Group plc operates a single point of entry (SPE) resolution strategy, with Lloyds Banking Group plc as the designated resolution entity. Under this strategy, the Group has been identified as a material subsidiary of Lloyds Banking Group plc and must therefore maintain a minimum level of internal MREL resources. As at 31 December 2022, the Group's internal MREL resources exceeded the minimum required.
ANALYSIS OF CET1 CAPITAL POSITION
The Group’s CET1 capital ratio decreased to 14.8 per cent at 31 December 2022 compared to 16.7 per cent at 31 December 2021.
This initially reflected a reduction of around 250 basis points on 1 January 2022 for regulatory changes which included an increase in risk-weighted assets, in addition to other related modelled impacts on CET1 capital, following:
•The anticipated impact of the implementation of new CRD IV mortgage, retail unsecured and commercial banking models to meet revised regulatory standards for modelled outputs
•The UK implementation of the remainder of CRR II which included a new standardised approach for measuring counterparty credit risk (SA-CCR)
This was in addition to the reinstatement of the full deduction treatment for intangible software assets and phased reductions in IFRS 9 transitional relief.
The new CRD IV models remain subject to finalisation and approval by the PRA and therefore uncertainty over the final impact remains.
The impact of the regulatory changes on 1 January 2022 was partially offset by profits for the year and a subsequent reduction in risk-weighted assets during the year. This was offset in part by pension contributions made to the defined benefit pension schemes, the accrual for foreseeable ordinary dividends and distributions on other equity instruments.
TOTAL CAPITAL REQUIREMENT
The Group’s total capital requirement (TCR) as at 31 December 2022, being the aggregate of the Group's Pillar 1 and current Pillar 2A capital requirements, was £19,297 million (31 December 2021: £19,364 million).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
CAPITAL RESOURCES
An analysis of the Group’s capital position as at 31 December 2022 is presented in the following section. The capital position reflects the application of the transitional arrangements for IFRS 9.
Capital resources (audited)
The table below summarises the consolidated capital position of the Group. The Group’s Pillar 3 disclosures provide a comprehensive analysis of the own funds of the Group.

	At 31 Dec 2022 £m	At 31 Dec 2021 £m
Common equity tier 1
Shareholders’ equity per balance sheet	34,709	36,410
Adjustment to retained earnings for foreseeable dividends	(1,900)	–
Cash flow hedging reserve	5,168	451
Other adjustments[1]	131	770
	38,108	37,631
less: deductions from common equity tier 1
Goodwill and other intangible assets	(4,783)	(2,870)
Prudent valuation adjustment	(132)	(159)
Removal of defined benefit pension surplus	(2,804)	(3,200)
Deferred tax assets	(4,463)	(4,498)
Common equity tier 1 capital	25,926	26,904
Additional tier 1
Additional tier 1 instruments	4,268	4,949
Total tier 1 capital	30,194	31,853
Tier 2
Tier 2 instruments	5,318	6,322
Other adjustments	303	(266)
Total tier 2 capital	5,621	6,056
Total capital resources[2]	35,815	37,909
Risk-weighted assets (unaudited)	174,902	161,576
Common equity tier 1 capital ratio (unaudited)	14.8%	16.7%
Tier 1 capital ratio (unaudited)	17.3%	19.7%
Total capital ratio[2] (unaudited)	20.5%	23.5%
1Includes an adjustment applied to reserves to reflect the application of the IFRS 9 transitional arrangements for capital.
2Following the completion of the transition to end-point eligibility rules on 1 January 2022, legacy tier 1 and tier 2 capital instruments subject to the original CRR transitional rules have now been fully removed from regulatory capital. Included in tier 2 capital is a single legacy tier 2 capital instrument of £5 million that remains eligible under the extended transitional rules of CRR II. Excluding this instrument, total capital resources at 31 December 2022 are £35,810 million and the total capital ratio is 20.5 per cent.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Movements in capital resources
The key movements are set out in the table below.

	Common equity tier 1 £m	Additional tier 1 £m	Tier 2 £m	Total capital £m
At 31 December 2021	26,904	4,949	6,056	37,909
Profit for the year	4,794	–	–	4,794
Foreseeable dividend accrual	(1,900)	–	–	(1,900)
IFRS 9 transitional adjustment to retained earnings	(227)	–	–	(227)
Pension deficit contributions	(1,611)	–	–	(1,611)
Fair value through other comprehensive income reserve	(31)	–	–	(31)
Prudent valuation adjustment	27	–	–	27
Deferred tax asset	35	–	–	35
Goodwill and other intangible assets	(1,913)	–	–	(1,913)
Movements in other equity, subordinated liabilities, other tier 2 items and related adjustments	–	(681)	(435)	(1,116)
Distributions on other equity instruments	(241)	–	–	(241)
Other movements	89	–	–	89
At 31 December 2022	25,926	4,268	5,621	35,815
CET1 capital resources have reduced by £978 million over the year, primarily reflecting:
•The reduction on 1 January 2022 for regulatory changes including the reinstatement of the full deduction treatment for intangible software assets in addition to phased and other reductions in IFRS 9 transitional relief
•Pension deficit contributions (fixed and variable) paid into the Group's three main defined benefit pension schemes
•The accrual for foreseeable ordinary dividends and distributions on other equity instruments
•Partially offset by profits for the year
AT1 capital resources have reduced by £681 million and Tier 2 capital resources by £435 million over the year. The reductions primarily reflect the derecognition of legacy AT1 and Tier 2 capital instruments following the completion of the transition to end-point eligibility rules for regulatory capital on 1 January 2022, instrument repurchase and the impact of interest rate increases and regulatory amortisation on eligible Tier 2 capital instruments. This was partially offset by the issuance of a new Tier 2 capital instrument, the impact of sterling depreciation and an increase in eligible provisions recognised through Tier 2 capital.
Risk-weighted assets

	At 31 Dec 2022 £m	At 31 Dec 2021 £m
Foundation Internal Ratings Based (IRB) Approach	37,907	39,548
Retail IRB Approach	81,066	65,435
Other IRB Approach	5,834	7,117
IRB Approach	124,807	112,100
Standardised (STA) Approach[1]	19,795	19,861
Credit risk	144,602	131,961
Securitisation[1]	5,899	5,373
Counterparty credit risk	773	1,257
Credit valuation adjustment risk	342	207
Operational risk	23,204	22,575
Market risk	82	203
Risk-weighted assets	174,902	161,576
Of which threshold risk-weighted assets[2]	1,864	2,318
1Threshold risk-weighted assets are now included within the Standardised (STA) Approach. In addition securitisation risk-weighted assets are now shown separately. Comparatives have been presented on a consistent basis.
2Threshold risk-weighted assets reflect the element of deferred tax assets that are permitted to be risk-weighted instead of being deducted from CET1 capital.
Risk-weighted assets have increased by £13 billion during the year, primarily reflecting:
• The increase to around £178 billion of risk-weighted assets on 1 January 2022 from regulatory changes which include the anticipated impact of the implementation of new CRD IV models to meet revised regulatory standards for modelled outputs. The new CRD IV models remain subject to finalisation and approval by the PRA and therefore the resultant risk-weighted asset impact also remains subject to this
• Partially offset by a subsequent reduction in risk-weighted assets during the year, largely as a result of optimisation activity and Retail model reductions from the strong underlying credit performance, partly offset by the growth in balance sheet lending and the impact of foreign exchange movements

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Leverage ratio
The table below summarises the component parts of the Group's leverage ratio.

	At 31 Dec 2022 £m	At 31 Dec 2021 £m

Total tier 1 capital (fully loaded)	30,194	31,172
Exposure measure
Statutory balance sheet assets
Derivative financial instruments	3,857	5,511
Securities financing transactions	39,261	49,708
Loans and advances and other assets	573,810	547,630
Total assets	616,928	602,849
Qualifying central bank claims	(71,747)	(50,824)
Derivatives adjustments	(2,960)	185
Securities financing transactions adjustments	1,939	1,321
Off-balance sheet items	33,863	49,349
Amounts already deducted from Tier 1 capital	(11,724)	(9,994)
Other regulatory adjustments[1]	(6,714)	(8,236)
Total exposure measure	559,585	584,650
Average exposure measure[2]	572,388

UK leverage ratio	5.4%	5.3%
Average UK leverage ratio[2]	5.4%

Leverage exposure measure (including central bank claims)	631,332	635,474
Leverage ratio (including central bank claims)	4.8%	4.9%
1Includes deconsolidation adjustments that relate to the deconsolidation of certain Group entities that fall outside the scope of the Group's regulatory capital consolidation and adjustments to exclude lending under the UK Government’s Bounce Back Loan Scheme (BBLS).
2The average UK leverage ratio is based on the average of the month end tier 1 capital position and average exposure measure over the quarter (1 October 2022 to 31 December 2022). The average of 5.4 per cent compares to 5.2 per cent at the start and 5.4 per cent at the end of the quarter.
Analysis of leverage movements
The Group’s UK leverage ratio increased to 5.4 per cent (31 December 2021: 5.3 per cent), reflecting the £25.1 billion reduction in the leverage exposure measure, partially offset by the reduction in the total tier 1 capital position. The reduction in the exposure measure largely reflected reductions in securities financing transaction volumes and the measure for off-balance sheet items following optimisation activity which has resulted in a reduction in the credit conversion factor applied to residential mortgage offers.
The average UK leverage ratio was 5.4 per cent over the fourth quarter, reflecting an increase in the ratio across the quarter as the exposure measure reduced, largely driven by decreasing SFT volumes.
Application of IFRS 9 on a full impact basis for capital and leverage

	IFRS 9 full impact
	At 31 Dec 2022	At 31 Dec 2021
Common equity tier 1 (£m)	25,515	26,253
Transitional tier 1 (£m)	29,783	31,202
Transitional total capital (£m)	35,855	38,039
Total risk-weighted assets (£m)	174,977	161,805
Common equity tier 1 ratio (%)	14.6%	16.2%
Transitional tier 1 ratio (%)	17.0%	19.3%
Transitional total capital ratio (%)	20.5%	23.5%
UK leverage ratio exposure measure (£m)	559,175	584,000
UK leverage ratio (%)	5.3%	5.2%
The Group applies the full extent of the IFRS 9 transitional arrangements for capital as set out under CRR Article 473a (as amended via the CRR 'Quick Fix' revisions published in June 2020). Specifically, the Group has opted to apply both paragraphs 2 and 4 of CRR Article 473a (static and dynamic relief) and in addition to apply a 100 per cent risk weight to the consequential Standardised credit risk exposure add-back as permitted under paragraph 7a of the revisions.
As at 31 December 2022, static relief under the transitional arrangements amounted to £133 million (31 December 2021: £264 million) and dynamic relief amounted to £278 million (31 December 2021: £387 million) through CET1 capital.
On 1 January 2023 IFRS 9 static relief came to an end and the transitional factor applied to IFRS 9 dynamic relief reduced by a further 25 per cent.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
CHANGE/EXECUTION RISK
DEFINITION
Change/execution risk is defined as the risk that, in delivering its change agenda, the Group fails to ensure compliance with laws and regulation, maintain effective customer service and availability, and/or operate within the Group’s risk appetite.
EXPOSURES
Change/execution risks arise when the Group undertakes activities which require products, processes, people, systems or controls to change. These changes can be as a result of external drivers (for example, a new piece of regulation that requires the Group to put in place a new process or reporting) and/or internal drivers including business process changes, technology upgrades and strategic business or technology transformation.
MEASUREMENT
The Group currently measures change/execution risk against defined risk appetite metrics which are a combination of leading, quality and delivery indicators across the investment portfolio. These indicators are reported through internal governance structures and monthly execution risk metrics; which forms part of the Board risk appetite metrics, and are under ongoing evolution and enhancement to ensure ongoing support of the Group’s change and transformation agenda.
MITIGATION
The Group takes a range of mitigating actions with respect to change/execution risk. These include the following:
•The Board establishes a Group-wide risk appetite and metric for change/execution risk
•Ensuring compliance with the change policy and associated policies and procedures, which set out the principles and key controls that apply across the business and are aligned to the Group risk appetite
•Businesses assess the potential impacts of undertaking any change activity on their ability to execute effectively, on customers and colleagues and on the potential consequences for existing business risk profiles
•The implementation of effective governance and control frameworks to ensure adequate controls are in place to manage change activity and act to mitigate the change/execution risks identified. These controls are monitored in line with the change policy and enterprise risk management framework
•Events and incidents related to change activities are escalated and managed appropriately in line with risk framework guidance
•Ensuring there are sufficient, appropriately skilled resources to support the safe delivery of the Group’s current and future change portfolio
MONITORING
Change/execution risks are monitored and reported through to the Board and Group Governance Committees in accordance with the Group’s enterprise risk management framework. Risk exposures are assessed monthly through established governance in Lloyds Banking Group's functional and divisional risk committees with escalation to Executive Committees where required. Material change/execution related risk events or incidents are escalated in accordance with the Group operational risk policy and change policy. In addition there is oversight, challenge and reporting at Risk division level to support overall management of risks and ongoing effectiveness of controls.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
CLIMATE RISK
DEFINITION
Climate risk is defined as the risk that the Group experiences losses and/or reputational damage, either from the impacts of climate change and the transition to net zero, or as a result of the Group’s responses to tackling climate change.
EXPOSURES
Climate risk can arise from:
•Physical risks – changes in climate or weather patterns which are acute, event driven (e.g. flood or storms), or chronic, longer-term shifts (e.g. rising sea levels or droughts)
•Transition risks – changes associated with the move towards net zero, including changes to policy, legislation and regulation, technology and changes to customer preferences; or legal risks from failing to manage these changes
The Group has identified loans and advances to customers in sectors at increased risk from the impacts of climate change.
This has informed an analysis of the main climate risks facing the Group, including how these may impact across the different principal risks within the Group’s enterprise risk management framework.
MEASUREMENT
The Group considers how climate risks are incorporated into the measurement of expected credit losses. An assessment was performed of the Group’s internally generated economic scenarios used in the measurement of expected credit losses against external scenarios published by the Network for Greening the Financial System (NGFS). This was supplemented by an assessment of the behavioural lifetime of assets against the expected time horizons of when climate risks may materialise. Given the extended timelines related to climate risks compared to the tenor of the Group’s lending portfolios and insights produced by the Group’s climate risk experts, no adjustments have been required to the expected credit losses measured as at 31 December 2022.
The Group continues to enhance its internal climate risk assessment methodologies and tools to assess the physical and transition risks which could impact clients and customers. One example is the qualitative ESG risk assessment tool for commercial clients. From a climate risk perspective, this is designed to generate a score for individual clients based on their transition readiness and response to managing climate risks and opportunities.
The Group also continues to evolve its climate scenario analysis capabilities to assist in the identification, measurement and ongoing assessment of the climate risks that pose threats to its strategic objectives. It is a fast-evolving discipline, requiring new skill sets and investment in data. The Group has established a centre of excellence to bring together the expertise and resources to further develop scenario analysis capabilities, building on the experience gained in Lloyds Banking Group's participation in the Bank of England’s Climate Biennial Exploratory Scenario (CBES) exercise and other internal assessments.
Climate considerations also form part of the Group’s planning and forecasting activities, with a forecast of the Group’s financed emissions included within the Group’s four-year financial plan, alongside a qualitative assessment of the climate risks and opportunities for certain material sectors.
MITIGATION
The Lloyds Banking Group’s climate risk policy provides an overarching framework for the management of climate risks, intended to support appropriate consideration of climate risks across key activities. The policy also supports Lloyds Banking Group’s climate-related external ambitions and progress against the relevant regulatory requirements, including the Task Force on Climate-related Financial Disclosures (TCFD) recommendations.
Lloyds Banking Group’s risk appetite for managing climate risk from its lending activities is outlined in its fourteen external sector statements, which form one of the ways for managing and controlling climate risk. These sector statements outline what types of activities the Group will and will not support. The Group’s external sector statements are publicly available on the Group Responsible Business Download Centre.
The Group continues to embed climate risk, as well as wider ESG considerations, into its credit risk framework, policies and processes. As climate risk is embedded into the credit risk management framework, the Group is continuing to assess how climate risk is reflected in its credit risk policies and sector appetites over the short, medium and long term. The Group currently looks to ensure that climate and broader ESG risks are considered for all commercial customers that bank with the Group, with specific commentary in new and renewal applications where total aggregated hard limits exceed £500,000 (excluding automated decisioning processes for smaller counterparties). Lloyds Banking Group’s retail credit risk policies require due regard to be paid to energy efficiency, Energy Performance Certificate (EPC) controls, and physical risks, such as flood assessments, in the mortgages business, and transition risks, pace and growth of electric vehicles, within the motor portfolio.
MONITORING
Climate risk is considered each month through the Group’s risk reporting to the Lloyds Banking Group and Ring-Fenced Banks Board Risk Committees. This ensures Board oversight of the Group’s overall climate risk profile, plans to develop capabilities supporting climate risk management and development of climate-related risk appetite.
The integration of climate risk into credit decisioning (for example, EPC and flood risk data in Homes) has supported the development of metrics which highlight the levels of physical and transition risk in key portfolios, and allows the Group to differentiate its lending strategy. The Group is continuing to develop its approach to measuring and monitoring climate risk and will enhance reporting going forward as understanding and capabilities increase, which will also be used to set further quantitative and qualitative risk appetite metrics as appropriate.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
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
Customer harm or detriment is defined as consumer loss, distress or inconvenience to customers due to breaches of regulatory or internal requirements or our wider duty to act fairly and reasonably.
EXPOSURES
The Group faces significant conduct risks, which affect all aspects of the Group’s operations and all types of customers. The introduction of Consumer Duty has increased regulatory expectations in relation to customer outcomes, including how the Group demonstrates and measures them.
Conduct risks can impact directly or indirectly on the Group’s customers and could materialise from a number of areas across the Group, including:
•Business and strategic planning that does not sufficiently consider customer needs
•Ineffective development, management and monitoring of products, their distribution (including the sales process, fair value assessment and responsible lending criteria) and post-sales service (including the management of customers in financial difficulties)
•Unclear, unfair, misleading or untimely customer communications
•A culture that is not sufficiently customer-centric
•Poor governance of colleagues’ incentives and rewards and approval of schemes which lead to behaviours that drive unfair customer outcomes
•Ineffective identification, management and oversight of legacy conduct issues
•Ineffective management and resolution of customers’ complaints or claims
•Outsourcing of customer service and product delivery to third parties that do not have the same level of control, oversight and culture as the Group
The Group is also exposed to the risk of engaging in activities or failing to manage conduct which could constitute market abuse, undermine the integrity of a market in which it is active, distort competition or create conflicts of interest.
There continues to be a significant focus on market misconduct, and action has been taken to move to risk-free rates following the ending of the majority of London Inter-bank Offered Rate (LIBOR) measures on 1st January 2022.
There is a high level of scrutiny from regulatory bodies, the media, politicians, and consumer groups regarding financial institutions’ treatment of customers, especially those with characteristics of vulnerability. The Group continues to apply significant focus to its treatment of all customers, in particular those in financial difficulties and those with characteristics of vulnerability, to ensure good outcomes.
The Group continuously adapts to market developments that could pose heightened conduct risk, and actively monitors for early signs of financial difficulties driven by pressures from a rising cost of living, rising interest rates and continuing impacts from COVID-19.
Other key areas of focus include transparency and fairness of pricing communications; ensuring victims of Authorised Push Payment Fraud receive good outcomes; and increased expectations regarding customer outcomes due to the introduction of the FCA’s Consumer Duty Regulation.
MEASUREMENT
To articulate its conduct risk appetite, the Group has sought more granularity through the use of suitable Conduct Risk Appetite Metrics (CRAMs) and tolerances that indicate where it may be operating outside its conduct risk appetite.
CRAMs have been designed for services and products offered by the Group and are measured by a consistent set of common metrics. These contain a range of product design, sales and process metrics (including outcome testing outputs) to provide a more holistic view of conduct risks; some products also have a suite of additional bespoke metrics.
Each of the tolerances for the metrics are agreed for the individual product or service and are regularly tracked. At a consolidated level these metrics are part of the Board risk appetite. The Group has, and continues to, evolve its approach to conduct risk measurements, to include emerging conduct themes.
MITIGATION
The Group takes a range of mitigating actions with respect to conduct risk and remains focused on delivering a leading customer experience.
The Group’s ongoing commitment to good customer outcomes sets the tone from the top and supports the development our values-led culture with customers at the heart, strengthening links between actions to support conduct, culture and customer and enabling more effective control management. Actions to encourage good conduct include:
•Conduct risk appetite established at Group and divisional level, with metrics included in the Group risk appetite to ensure ongoing focus
•Simplified and enhanced conduct policies and procedures in place to ensure appropriate controls and processes that deliver good customer outcomes, and support market integrity and competition requirements
•Customer needs considered through divisional customer plans, with integral conduct lens
•Cultural transformation: achieving a values-led culture through a consistent focus on behaviours to ensure the Group is transforming its culture for success in a digital world. This is supported by strong direction and tone from senior executives and the Board
•Development and continued oversight of the implementation of the vulnerability strategy continues through the Lloyds Banking Group Customer Inclusion Forum to monitor vulnerable outcomes, provide strategic direction and ensure consistency across the Group
•Robust product governance framework to ensure products continue to offer customers fair value, and consistently meet their needs throughout their product lifecycle

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
•Effective complaints management through responding to, and learning from, root causes of complaint volumes and Financial Ombudsman Service (FOS) change rates
•Review and oversight of thematic conduct agenda items at senior committees, ensuring holistic consideration of key Lloyds Banking Group-wide conduct risks
•Robust recruitment and training, with a continued focus on how the Group manages colleagues’ performance with clear customer accountabilities
•Ongoing engagement with third parties involved in serving the Group’s customers to ensure consistent delivery
•Monitoring and testing of customer outcomes to ensure the Group delivers good outcomes for customers throughout the product and service lifecycle, and make continuous improvements to products, services and processes
•Continued focus on market conduct; member of the Fixed Income, Currencies and Commodities Markets Standard Board; and committed to conducting its market activities consistent with the principles of the UK Money Markets code, the Global Precious Metals Code and the FX Global Code
•Adoption of robust change delivery methodology to enable prioritisation and delivery of initiatives to address conduct challenges
•Continued focus on proactive identification and mitigation of conduct risk in the Lloyds Banking Group’s strategy
•Active engagement with regulatory bodies and other stakeholders to develop understanding of concerns related to customer treatment, effective competition and market integrity, to ensure that the Group’s strategic conduct focus continues to meet evolving stakeholder expectations
•Creation of tools and additional support for customers impacted by the rising cost of living, including cost of living hub and interest-free overdraft buffer
•A programme of work is underway to deliver the enhanced expectations of Consumer Duty
MONITORING
Conduct risk is governed through divisional risk committees and significant issues are escalated to the Lloyds Banking Group Risk Committee, in accordance with the Lloyds Banking Group’s Enterprise Risk Management Framework, as well as through the monthly Risk Reporting. The risk exposures are reported, discussed and challenged at divisional risk committees. Remedial action is recommended, if required. All material conduct risk events are escalated in accordance with the Lloyds Banking Group Operational Risk Policy.
A number of activities support the close monitoring of conduct risk including:
•The use of CRAMs across the Group, with a clear escalation route to Board
•Oversight and assurance activities across the three lines of defence
•Horizon scanning

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
CREDIT RISK
DEFINITION
Credit risk is defined as the risk that parties with whom the Group has contracted fail to meet their financial obligations (both on and off-balance sheet).
EXPOSURES
The principal sources of credit risk within the Group arise from loans and advances, contingent liabilities, commitments, debt securities and derivatives to customers, financial institutions and sovereigns. The credit risk exposures of the Group are set out in note 44 on page F-97.
In terms of loans and advances (for example mortgages, term loans and overdrafts) and contingent liabilities (for example credit instruments such as guarantees and documentary letters of credit), credit risk arises both from amounts advanced and commitments to extend credit to a customer or bank. With respect to commitments to extend credit, the Group is also potentially exposed to an additional loss up to an amount equal to the total unutilised commitments. However, the likely amount of loss may be less than the total unutilised commitments, as most retail and certain commercial lending commitments may be cancelled based on regular assessment of the prevailing creditworthiness of customers. Most commercial term commitments are also contingent upon customers maintaining specific credit standards.
Credit risk also arises from debt securities and derivatives. Credit risk exposure for derivatives is limited to the current cost of replacing contracts with a positive value to the Group. Such amounts are reflected in note 44 on page F-97.
Additionally, credit risk arises from leasing arrangements where the Group is the lessor. Note 2(J) on page F-19 provides details on the Group’s approach to the treatment of leases.
The investments held in the Group’s defined benefit pension schemes also expose the Group to credit risk. Note 27 on page F-62 provides further information on the defined benefit pension schemes’ assets and liabilities.
Loans and advances, contingent liabilities, commitments, debt securities and derivatives also expose the Group to refinance risk. Refinance risk is the possibility that an outstanding exposure cannot be repaid at its contractual maturity date. If the Group does not wish to refinance the exposure then there is refinance risk if the obligor is unable to repay by securing alternative finance. This may occur for a number of reasons which may include: the borrower is in financial difficulty, because the terms required to refinance are outside acceptable appetite at the time or the customer is unable to refinance externally due to a lack of market liquidity. Refinance risk exposures are managed in accordance with the Group’s existing credit risk policies, processes and controls, and are not considered to be material given the Group’s prudent credit risk appetite. Where heightened refinance risk exists exposures are minimised through intensive account management and, where appropriate, are classed as impaired and/or forborne.
MEASUREMENT
The process for credit risk identification, measurement and control is integrated into the Board-approved framework for credit risk appetite and governance.
Credit risk is measured from different perspectives using a range of appropriate modelling and scoring techniques at a number of levels of granularity, including total balance sheet, individual portfolio, pertinent concentrations and individual customer – for both new business and existing exposure. Key metrics, which may include total exposure, expected credit loss (ECL), risk-weighted assets, new business quality, concentration risk and portfolio performance, are reported monthly to risk committees and forums.
Measures such as ECL, risk-weighted assets, observed credit performance, predicted credit quality (usually from predictive credit scoring models), collateral cover and quality, and other credit drivers (such as cash flow, affordability, leverage and indebtedness) have been incorporated into the Group’s credit risk management practices to enable effective risk measurement across the Group.
The Group has also continued to strengthen its capabilities and abilities for identifying, assessing and managing climate-related risks and opportunities, recognising that climate change is likely to result in changes in the risk profile and outlook for the Group’s customers, the sectors the Group operates in and collateral/asset valuations.
In addition, stress testing and scenario analysis are used to estimate impairment losses and capital demand forecasts for both regulatory and internal purposes and to assist in the formulation and calibration of credit risk appetite, where appropriate.
As part of the ‘three lines of defence’ model, the Risk division is the second line of defence providing oversight and independent challenge to key risk decisions taken by business management. The Risk division also tests the effectiveness of credit risk management and internal credit risk controls. This includes ensuring that the control and monitoring of higher risk and vulnerable portfolios and sectors is appropriate and confirming that appropriate loss allowances for impairment are in place. Output from these reviews helps to inform credit risk appetite and credit policy.
As the third line of defence, Group Internal Audit undertakes regular risk-based reviews to assess the effectiveness of credit risk management and controls.
MITIGATION
The Group uses a range of approaches to mitigate credit risk.
Prudent credit principles, risk policies and appetite statements: the independent Risk division sets out the credit principles, credit risk policies and credit risk appetite statements. These are subject to regular review and governance, with any changes subject to an approval process. Risk teams monitor credit performance trends and the outlook. Risk teams also test the adequacy of and adherence to credit risk policies and processes throughout the Group. This includes tracking portfolio performance against an agreed set of credit risk appetite tolerances.
Robust models and controls: see model risk on page 74.
Limitations on concentration risk: there are portfolio controls on certain industries, sectors and products to reflect risk appetite as well as individual, customer and bank limit risk tolerances. Credit policies, appetite statements and mandates are aligned to the Group’s risk appetite and restrict exposure to higher risk countries and potentially vulnerable sectors and asset classes. Note 44 on page F-98 provides an analysis of loans and advances to customers by industry (for commercial customers) and product (for retail customers). Exposures are monitored to prevent both an excessive concentration of risk and single name concentrations. These concentration risk controls are not necessarily in the form of a maximum limit on exposure, but may instead require new business in concentrated sectors to fulfil additional minimum policy and/or guideline requirements. The Group’s largest credit limits are regularly monitored by the Board Risk Committee and reported in accordance with regulatory requirements.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Defined country risk management framework: the Group sets a broad maximum country risk appetite. Risk-based appetite for all countries is set within the independent Risk division, taking into account economic, financial, political and social factors as well as the approved business and strategic plans of the Group.
Specialist expertise: credit quality is managed and controlled by a number of specialist units within the business and Risk division, which provide for example: intensive management and control; security perfection; maintenance of customer and facility records; expertise in documentation for lending and associated products; sector-specific expertise; and legal services applicable to the particular market segments and product ranges offered by the Group.
Stress testing: the Group’s credit portfolios are subject to regular stress testing. In addition to the Group-led, PRA and other regulatory stress tests, exercises focused on individual divisions and portfolios are also performed. For further information on stress testing process, methodology and governance see page 37.
Frequent and robust credit risk assurance: assurance of credit risk is undertaken by an independent function operating within the Risk division which are part of the Group’s second line of defence. Their primary objective is to provide reasonable and independent assurance and confidence that credit risk is being effectively managed and to ensure that appropriate controls are in place and being adhered to. Group Internal Audit also provides assurance to the Audit Committee on the effectiveness of credit risk management controls across the Group’s activities.
COLLATERAL
The principal types of acceptable collateral include:
•Residential and commercial properties
•Charges over business assets such as premises, inventory and accounts receivable
•Financial instruments such as debt securities
•Vehicles
•Cash
•Guarantees received from third parties
The Group maintains appetite parameters on the acceptability of specific classes of collateral.
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
The requirement for collateral and the type to be taken at origination will be based upon the nature of the transaction and the credit quality, size and structure of the borrower. For non-retail exposures, if required, the Group will often seek that any collateral includes a first charge over land and buildings owned and occupied by the business, a debenture over the assets of a company or limited liability partnership, personal guarantees, limited in amount, from the directors of a company or limited liability partnership and key man insurance. The Group maintains policies setting out which types of collateral valuation are acceptable, maximum loan to value (LTV) ratios and other criteria that are to be considered when reviewing an application. The fundamental business proposition must evidence the ability of the business to generate funds from normal business sources to repay a customer or counterparty’s financial commitment, rather than reliance on the disposal of any security provided.
Although lending decisions are primarily based on expected cash flows, any collateral provided may impact the pricing and other terms of a loan or facility granted. This will have a financial impact on the amount of net interest income recognised and on internal loss given default estimates that contribute to the determination of asset quality and returns.
The Group requires collateral to be realistically valued by an appropriately qualified source, independent of both the credit decision process and the customer, at the time of borrowing. In certain circumstances, for Retail residential mortgages this may include the use of automated valuation models based on market data, subject to accuracy criteria and LTV limits. Where third parties are used for collateral valuations, they are subject to regular monitoring and review. Collateral values are subject to review, which will vary according to the type of lending, collateral involved and account performance. Such reviews are undertaken to confirm that the value recorded remains appropriate and whether revaluation is required, considering, for example, account performance, market conditions and any information available that may indicate that the value of the collateral has materially declined. In such instances, the Group may seek additional collateral and/or other amendments to the terms of the facility. The Group adjusts estimated market values to take account of the costs of realisation and any discount associated with the realisation of the collateral when estimating credit losses.
The Group considers risk concentrations by collateral providers and collateral type with a view to ensuring that any potential undue concentrations of risk are identified and suitably managed by changes to strategy, policy and/or business plans.
The Group seeks to avoid correlation or wrong-way risk where possible. Under the Group’s repurchase (repo) policy, the issuer of the collateral and the repo counterparty should be neither the same nor connected. The same rule applies for derivatives. The Risk division has the necessary discretion to extend this rule to other cases where there is significant correlation. Countries with a rating equivalent to AA- or better may be considered to have no adverse correlation between the counterparty domiciled in that country and the country of risk (issuer of securities).
Refer to note 44 on page F-97 for further information on collateral.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
ADDITIONAL MITIGATION FOR RETAIL CUSTOMERS
The Group uses a variety of lending criteria when assessing applications for mortgages and unsecured lending. The general approval process uses credit acceptance scorecards and involves a review of an applicant’s previous credit history using internal data and information held by Credit Reference Agencies (CRA).
The Group also assesses the affordability and sustainability of lending for each borrower. For secured lending this includes use of an appropriate stressed interest rate scenario. Affordability assessments for all lending are compliant with relevant regulatory and conduct guidelines. The Group takes reasonable steps to validate information used in the assessment of a customer’s income and expenditure.
In addition, the Group has in place quantitative limits such as maximum limits for individual customer products, the level of borrowing to income and the ratio of borrowing to collateral. Some of these limits relate to internal approval levels and others are policy limits above which the Group will typically reject borrowing applications. The Group also applies certain criteria that are applicable to specific products, for example applications for buy-to-let mortgages.
For UK mortgages, the Group’s policy permits owner occupier applications with a maximum LTV of 95 per cent. This can increase to 100 per cent for specific products where additional security is provided by a supporter of the applicant and held on deposit by the Group. Applications with an LTV above 90 per cent are subject to enhanced underwriting criteria, including higher scorecard cut-offs and loan size restrictions.
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
The Group’s policy is to reject any application for a lending product where a customer is registered as bankrupt or insolvent, or has a recent County Court Judgment or financial default registered at a CRA used by the Group above de minimis thresholds. In addition, the Group typically rejects applicants where total unsecured debt, debt-to-income ratios, or other indicators of financial difficulty exceed policy limits.
Where credit acceptance scorecards are used, new models, model changes and monitoring of model effectiveness are independently reviewed and approved in accordance with the governance framework set by the Group Model Governance Committee.
ADDITIONAL MITIGATION FOR COMMERCIAL CUSTOMERS
Individual credit assessment and independent sanction of customer and bank limits: with the exception of small exposures to small to medium-sized enterprises (SME) customers where certain relationship managers have limited delegated credit approval authority, credit risk in commercial customer portfolios is subject to approval by the independent Risk division, which considers the strengths and weaknesses of individual transactions, the balance of risk and reward, and how credit risk aligns to the Group and divisional risk appetite. Exposure to individual counterparties, groups of counterparties or customer risk segments is controlled through a tiered hierarchy of credit authority delegations and risk-based credit limit guidances per client group for larger exposures. Approval requirements for each decision are based on a number of factors including, but not limited to, the transaction amount, the customer’s aggregate facilities, any risk mitigation in place, credit policy, risk appetite, credit risk ratings and the nature and term of the risk. The Group’s credit risk appetite criteria for counterparty and customer loan underwriting is generally the same as that for loans intended to be held to maturity. All hard loan/bond underwriting must be approved by the Risk division. A pre-approved credit matrix may be used for ‘best efforts’ underwriting.
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
Daily settlement limits: settlement risk arises in any situation where a payment in cash, securities or equities is made in the expectation of a corresponding receipt in cash, securities or equities. Daily settlement limits are established for each relevant counterparty to cover the aggregate of all settlement risk arising from the Group’s market transactions on any single day. Where possible, the Group uses Continuous Linked Settlement in order to reduce foreign exchange (FX) settlement risk.
MASTER NETTING AGREEMENTS
It is credit policy that a Group-approved master netting agreement must be used for all derivative and traded product transactions and must be in place prior to trading, with separate documentation required for each Group entity providing facilities. This requirement extends to trades with clients and the counterparties used for the Group’s own hedging activities, which may also include clearing trades with Central Counterparties (CCPs).
Any exceptions must be approved by the appropriate credit approver. Master netting agreements do not generally result in an offset of balance sheet assets and liabilities for accounting purposes, as transactions are usually settled on a gross basis. However, within relevant jurisdictions and for appropriate counterparty types, master netting agreements do reduce the credit risk to the extent that, if an event of default occurs, all trades with the counterparty may be terminated and settled on a net basis. The Group’s overall exposure to credit risk on derivative instruments subject to master netting agreements can change substantially within a short period, since this is the net position of all trades under the master netting agreement.
OTHER CREDIT RISK TRANSFERS
The Group also undertakes asset sales, credit derivative based transactions, securitisations (including significant risk transfer transactions), purchases of credit default swaps and purchase of credit insurance as a means of mitigating or reducing credit risk and/or risk concentration, taking into account the nature of assets and the prevailing market conditions.
MONITORING
In conjunction with the Risk division, businesses identify and define portfolios of credit and related risk exposures and the key behaviours and characteristics by which those portfolios are managed and monitored. This entails the production and analysis of regular portfolio monitoring reports for review by senior management. The Risk division in turn produces an aggregated view of credit risk across the Group, including reports on material credit exposures, concentrations, concerns and other management information, which is presented to senior officers, the divisional credit risk forums, Group Risk Committee and the Board Risk Committee.
MODELS
The performance of all models used in credit risk is monitored in line with the Group’s model governance framework – see model risk on page 74.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
INTENSIVE CARE OF CUSTOMERS IN FINANCIAL DIFFICULTY
The Group operates a number of solutions to assist borrowers who are experiencing financial stress. The material elements of these solutions through which the Group has granted a concession, whether temporarily or permanently, are set out below.
FORBEARANCE
The Group’s aim in offering forbearance and other assistance to customers in financial distress is to benefit both the customer and the Group by supporting its customers and acting in their best interests by, where possible, bringing customer facilities back into a sustainable position.
The Group offers a range of tools and assistance to support customers who are encountering financial difficulties. Cases are managed on an individual basis, with the circumstances of each customer considered separately and the action taken judged as being appropriate and sustainable for both the customer and the Group.
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
The Group classifies accounts as forborne at the time a customer in financial difficulty is granted a concession.
Balances in default or classified as Stage 3 are always considered to be non-performing. Balances may be non-performing but not in default or Stage 3, where for example they are within their non-performing forbearance cure period.
Non-performing exposures can be reclassified as performing forborne after a minimum 12-month cure period, providing there are no past due amounts or concerns regarding the full repayment of the exposure. A minimum of a further 24 months must pass from the date the forborne exposure was reclassified as performing forborne before the account can exit forbearance. If conditions to exit forbearance are not met at the end of this probation period, the exposure shall continue to be identified as forborne until all the conditions are met.
The Group’s treatment of loan renegotiations is included in the impairment policy in note 2(H) on page F-17.
CUSTOMERS RECEIVING SUPPORT FROM UK GOVERNMENT SPONSORED PROGRAMMES
To assist customers in financial distress, the Group participates in UK Government sponsored programmes for households, including the Income Support for Mortgage Interest programme, under which the government pays the Group all or part of the interest on the mortgage on behalf of the customer. This is provided as a government loan which the customer must repay.
LLOYDS BANK GROUP CREDIT RISK PORTFOLIO IN 2022
OVERVIEW
The Group’s portfolios are well-positioned and the Group retains a prudent approach to credit risk appetite and risk management, with strong credit origination criteria and robust LTVs in the secured portfolios.
Observed credit performance remains strong, despite the continued economic uncertainty with very modest evidence of deterioration and sustained low levels of new to arrears. Looking forward, there are risks from a higher inflation and interest rate environment as modelled in the Group’s expected credit loss (ECL) allowance via the multiple economic scenarios (MES). The Group continues to monitor the economic environment carefully through a suite of early warning indicators and governance arrangements that ensure risk mitigating action plans are in place to support customers and protect the Group’s positions.
The impairment charge in 2022 was £1,452 million, compared to a release of £1,318 million in 2021. This reflects a more normalised, but still low, pre-updated MES charge and a charge from economic outlook revisions. The latter includes a £400 million release from the Group's central adjustment which addressed downside risk outside of the base case conditioning assumptions in relation to COVID-19.
This reporting period also coincided with the implementation of CRD IV regulatory requirements, which resulted in updates to credit risk measurement and modelling to maintain alignment between IFRS 9 and regulatory definitions of default. Most notably for UK mortgages, default was previously deemed to have occurred no later than when a payment was 180 days past due; in line with CRD IV this has now been reduced to 90 days. In addition, other indicators of mortgage default are added including end-of-term payments on past due interest-only accounts and loans considered non-performing due to recent arrears or forbearance.
The Group’s ECL allowance on loans and advances to customers increased in the period to £4,779 million (31 December 2021: £3,998 million), largely due to the impact of the updated MES. Changes related to CRD IV default definitions have resulted in material movements between stages, although these have not materially impacted total ECL as management judgements were previously held in lieu of anticipated changes.
Predominantly as a result of the CRD IV definition changes and updated MES, Stage 2 loans and advances to customers increased from £34,884 million to £60,103 million and as a percentage of total lending increased by 5.7 percentage points to 13.7 per cent (31 December 2021: 8.0 per cent). Of the total Group Stage 2 loans and advances, 94.1 per cent are up to date (31 December 2021: 89.0 per cent) with sustained low levels of new to arrears. Stage 2 coverage reduced to 3.3 per cent (31 December 2021: 3.4 per cent).
Similarly, Stage 3 loans and advances increased in the period to £7,611 million (31 December 2021: £6,406 million), and as a percentage of total lending increased to 1.7 per cent (31 December 2021: 1.5 per cent). Stage 3 coverage decreased by 1.9 percentage points to 25.5 per cent (31 December 2021: 27.4 per cent) largely driven by comparatively better quality assets moving into Stage 3 through these CRD IV changes. In the period since the CRD IV changes, Stage 3 loans and advances have been stable.
PRUDENT RISK APPETITE AND RISK MANAGEMENT
•The Group continues to take a prudent and proactive approach to credit risk management and credit risk appetite, whilst working closely with customers to help them through cost of living pressures and any deterioration in broader economic conditions
•Sector, asset and product concentrations within the portfolios are closely monitored and controlled, with mitigating actions taken where appropriate. Sector and product risk appetite parameters help manage exposure to certain higher risk and cyclical sectors, segments and asset classes
•The Group’s effective risk management seeks to ensure early identification and management of customers and counterparties who may be showing signs of distress
•The Group will continue to work closely with its customers to ensure that they receive the appropriate level of support, including where repayments under the UK Government scheme lending fall due

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Impairment charge (credit) by division

	Loans and advances to customers £m	Loans and advances to banks £m	Debt securities £m	Financial assets at fair value through other comprehensive income £m	Undrawn balances £m	2022 £m	2021[1] £m

UK mortgages	295	–	–	–	–	295	(273)
Credit cards	556	–	–	–	15	571	(52)
Loans and overdrafts	452	–	–	–	47	499	39
UK Motor Finance	(2)	–	–	–	–	(2)	(151)
Other	10	–	–	–	–	10	(10)
Retail	1,311	–	–	–	62	1,373	(447)
Small and Medium Businesses	190	–	–	–	(2)	188	(340)
Corporate and Institutional Banking	217	9	6	–	51	283	(529)
Commercial Banking	407	9	6	–	49	471	(869)
Other	(398)	–	–	6	–	(392)	(2)
Total impairment charge (credit)	1,320	9	6	6	111	1,452	(1,318)
1Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth from Other to Retail; comparatives have been presented on a consistent basis.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
GROUP LOANS AND ADVANCES TO CUSTOMERS
The following pages contain analysis of the Group’s loans and advances to customers by sub-portfolio. Loans and advances to customers are categorised into the following stages:
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
Purchased or originated credit-impaired assets (POCI) are those that have been originated or acquired in a credit impaired state. This includes within the definition of credit impaired the purchase of a financial asset at a deep discount that reflects impaired credit losses.
Total expected credit loss allowance

	At 31 Dec 2022 £m	At 31 Dec 2021 £m
Customer related balances
Drawn	4,475	3,804
Undrawn	304	194
	4,779	3,998
Loans and advances to banks	9	–
Debt securities	8	2
Total expected credit loss allowance	4,796	4,000
Movements in total expected credit loss allowance

	Opening ECL at 31 Dec 2021[1] £m	Write-offs and other[2] £m	Income statement charge (credit) £m	Net ECL increase (decrease) £m	Closing ECL at 31 Dec 2022 £m

UK mortgages	837	77	295	372	1,209
Credit cards	521	(329)	571	242	763
Loans and overdrafts	445	(266)	499	233	678
UK Motor Finance	298	(44)	(2)	(46)	252
Other	82	(6)	10	4	86
Retail	2,183	(568)	1,373	805	2,988
Small and Medium Businesses	459	(98)	188	90	549
Corporate and Institutional Banking	957	18	283	301	1,258
Commercial Banking	1,416	(80)	471	391	1,807
Other	401	(8)	(392)	(400)	1
Total[3]	4,000	(656)	1,452	796	4,796

1Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth from Other to Retail; comparatives have been presented on a consistent basis.
2Contains adjustments in respect of purchased or originated credit-impaired financial assets.
3Total ECL includes £17 million relating to other non customer-related assets (31 December 2021: £2 million).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Loans and advances to customers and expected credit loss allowance

	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total %	Stage 3 as % of total %
At 31 December 2022
Loans and advances to customers
UK mortgages	257,517	41,783	3,416	9,622	312,338	13.4	1.1
Credit cards	11,416	3,287	289	–	14,992	21.9	1.9
Loans and overdrafts	8,357	1,713	247	–	10,317	16.6	2.4
UK Motor Finance	12,174	2,245	154	–	14,573	15.4	1.1
Other	13,990	643	157	–	14,790	4.3	1.1
Retail	303,454	49,671	4,263	9,622	367,010	13.5	1.2
Small and Medium Businesses	30,781	5,654	1,760	–	38,195	14.8	4.6
Corporate and Institutional Banking	31,729	4,778	1,588	–	38,095	12.5	4.2
Commercial Banking	62,510	10,432	3,348	–	76,290	13.7	4.4
Other[1]	(3,198)	–	–	–	(3,198)
Total gross lending	362,766	60,103	7,611	9,622	440,102	13.7	1.7
ECL allowance on drawn balances	(678)	(1,792)	(1,752)	(253)	(4,475)
Net balance sheet carrying value	362,088	58,311	5,859	9,369	435,627

Customer related ECL allowance (drawn and undrawn)
UK mortgages	92	553	311	253	1,209
Credit cards	173	477	113	–	763
Loans and overdrafts	185	367	126	–	678
UK Motor Finance[2]	95	76	81	–	252
Other	16	18	52	–	86
Retail	561	1,491	683	253	2,988
Small and Medium Businesses	129	271	149	–	549
Corporate and Institutional Banking	110	208	924	–	1,242
Commercial Banking	239	479	1,073	–	1,791
Other	–	–	–	–	–
Total	800	1,970	1,756	253	4,779

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers
UK mortgages	–	1.3	9.1	2.6	0.4
Credit cards	1.5	14.5	39.1	–	5.1
Loans and overdrafts	2.2	21.4	51.0	–	6.6
UK Motor Finance	0.8	3.4	52.6	–	1.7
Other	0.1	2.8	33.1	–	0.6
Retail	0.2	3.0	16.0	2.6	0.8
Small and Medium Businesses	0.4	4.8	8.5	–	1.4
Corporate and Institutional Banking	0.3	4.4	58.2	–	3.3
Commercial Banking	0.4	4.6	32.0	–	2.3
Other		–	–	–
Total	0.2	3.3	23.1	2.6	1.1
1Contains centralised fair value hedge accounting adjustments.
2UK Motor Finance for Stages 1 and 2 include £92 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total %	Stage 3 as % of total %
At 31 December 2021
Loans and advances to customers
UK mortgages	273,629	21,798	1,940	10,977	308,344	7.1	0.6
Credit cards[1]	11,918	2,077	292	–	14,287	14.5	2.0
Loans and overdrafts	8,181	1,105	271	–	9,557	11.6	2.8
UK Motor Finance	12,247	1,828	201	–	14,276	12.8	1.4
Other[1]	11,198	593	169	–	11,960	5.0	1.4
Retail	317,173	27,401	2,873	10,977	358,424	7.6	0.8
Small and Medium Businesses[1]	36,134	4,992	1,747	–	42,873	11.6	4.1
Corporate and Institutional Banking[1]	29,526	2,491	1,786	–	33,803	7.4	5.3
Commercial Banking	65,660	7,483	3,533	–	76,676	9.8	4.6
Other[1,2]	(467)	–	–	–	(467)
Total gross lending	382,366	34,884	6,406	10,977	434,633	8.0	1.5
ECL allowance on drawn balances	(909)	(1,112)	(1,573)	(210)	(3,804)
Net balance sheet carrying value	381,457	33,772	4,833	10,767	430,829

Customer related ECL allowance (drawn and undrawn)
UK mortgages	49	394	184	210	837
Credit cards[1]	144	249	128	–	521
Loans and overdrafts	136	170	139	–	445
UK Motor Finance[3]	108	74	116	–	298
Other[1]	15	15	52	–	82
Retail	452	902	619	210	2,183
Small and Medium Businesses[1]	104	176	179	–	459
Corporate and Institutional Banking[1]	56	120	780	–	956
Commercial Banking	160	296	959	–	1,415
Other[1]	400	–	–	–	400
Total	1,012	1,198	1,578	210	3,998

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers[3]
UK mortgages	–	1.8	9.5	1.9	0.3
Credit cards[1]	1.2	12.0	43.8	–	3.6
Loans and overdrafts	1.7	15.4	51.3	–	4.7
UK Motor Finance	0.9	4.0	57.7	–	2.1
Other[1]	0.1	2.5	30.8	–	0.7
Retail	0.1	3.3	21.5	1.9	0.6
Small and Medium Businesses[1]	0.3	3.5	10.2	–	1.1
Corporate and Institutional Banking[1]	0.2	4.8	43.7	–	2.8
Commercial Banking	0.2	4.0	27.1	–	1.8
Other[1]		–	–	–
Total	0.3	3.4	24.6	1.9	0.9
1Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Other to Retail
2Contains centralised fair value hedge accounting adjustments.
3UK Motor Finance for Stages 1 and 2 include £95 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Stage 2 loans and advances to customers and expected credit loss allowance

	Up to date						1-30 days past due[2]			Over 30 days past due
	PD movements			Other[1]
Gross lending £m		ECL[3] £m	As % of gross lending %	Gross lending £m	ECL[3] £m	As % of gross lending %	Gross lending £m	ECL[3] £m	As % of gross lending %	Gross lending £m	ECL[3] £m	As % of gross lending %
At 31 December 2022
UK mortgages	29,718	263	0.9	9,613	160	1.7	1,633	67	4.1	819	63	7.7
Credit cards	3,023	386	12.8	136	46	33.8	98	30	30.6	30	15	50.0
Loans and overdrafts	1,311	249	19.0	234	53	22.6	125	45	36.0	43	20	46.5
UK Motor Finance	1,047	28	2.7	1,045	23	2.2	122	18	14.8	31	7	22.6
Other	160	5	3.1	384	7	1.8	54	4	7.4	45	2	4.4
Retail	35,259	931	2.6	11,412	289	2.5	2,032	164	8.1	968	107	11.1
Small and Medium Businesses	4,081	223	5.5	1,060	27	2.5	339	13	3.8	174	8	4.6
Corporate and Institutional Banking	4,706	207	4.4	24	1	4.2	5	–	–	43	–	–
Commercial Banking	8,787	430	4.9	1,084	28	2.6	344	13	3.8	217	8	3.7
Total	44,046	1,361	3.1	12,496	317	2.5	2,376	177	7.4	1,185	115	9.7
At 31 December 2021
UK mortgages	14,845	132	0.9	4,133	155	3.8	1,433	38	2.7	1,387	69	5.0
Credit cards[4]	1,755	176	10.0	210	42	20.0	86	20	23.3	26	11	42.3
Loans and overdrafts	505	82	16.2	448	43	9.6	113	30	26.5	39	15	38.5
UK Motor Finance	581	20	3.4	1,089	26	2.4	124	19	15.3	34	9	26.5
Other[4]	194	4	2.1	306	7	2.3	44	2	4.5	49	2	4.1
Retail	17,880	414	2.3	6,186	273	4.4	1,800	109	6.1	1,535	106	6.9
Small and Medium Businesses[4]	3,570	153	4.3	936	14	1.5	297	6	2.0	189	3	1.6
Corporate and Institutional Banking[4]	2,447	118	4.8	15	2	13.3	4	–	–	25	–	–
Commercial Banking	6,017	271	4.5	951	16	1.7	301	6	2.0	214	3	1.4
Total	23,897	685	2.9	7,137	289	4.0	2,101	115	5.5	1,749	109	6.2
1Includes forbearance, client and product-specific indicators not reflected within quantitative PD assessments. As of 31 December 2022, interest-only mortgage customers at risk of not meeting their final term payment are now directly classified as Stage 2 up to date “Other”, driving movement of gross lending from the category of Stage 2 up to date “PD movement” into “Other”.
2Includes assets that have triggered PD movements, or other rules, given that being 1-29 days in arrears in and of itself is not a Stage 2 trigger.
3    Expected credit loss allowance on loans and advances to customers (drawn and undrawn).
4    Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Other to Retail; comparatives have been presented on a consistent basis.
The Group’s assessment of a significant increase in credit risk, and resulting categorisation of Stage 2, includes customers moving into early arrears as well as a broader assessment that an up to date customer has experienced a level of deterioration in credit risk since origination. A more sophisticated assessment is required for up to date customers, which varies across divisions and product type. This assessment incorporates specific triggers such as a significant proportionate increase in probability of default relative to that at origination, recent arrears, forbearance activity, internal watch lists and external bureau flags. Up to date exposures in Stage 2 are likely to show lower levels of expected credit loss (ECL) allowance relative to those that have already moved into arrears given that an arrears status typically reflects a stronger indication of future default and greater likelihood of credit losses.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
RETAIL
•The Retail portfolio has remained resilient and well-positioned despite pressure on consumer disposable incomes from rising interest rates, inflation and a higher cost of living. Risk management has been enhanced since the last financial crisis, with strong affordability and indebtedness controls for new lending and a prudent risk appetite approach
•Despite external pressures, only very modest signs of deterioration are evident across the portfolios, arrears rates remain low and generally below pre-pandemic levels. New lending credit quality remains strong and performance is broadly stable
•The Group is closely monitoring the impacts of the rising cost of living on consumers to ensure we remain close to any signs of deterioration. Lending controls are under continuous review and we have taken proactive risk actions calibrated to the latest Group macroeconomic outlook. Precautionary expected credit loss (ECL) judgements have also been raised to cover potential future deterioration from cost of living risks
•The Retail impairment charge in 2022 was £1,373 million, compared to a release of £447 million for 2021 with updated macroeconomic assumptions within the ECL model driving a charge for 2022 compared to a release last year
•Existing IFRS 9 staging rules and triggers have been maintained across Retail from the 2021 year end with the exception of mortgages. The change maintains alignment between IFRS 9 Stage 3 and new regulatory definitions of default. Default continues to be considered to have occurred when there is evidence that the customer is experiencing financial difficulty which is likely to significantly affect their ability to repay the amount due. For mortgages, this was previously deemed to have occurred no later than when a payment was 180 days past due; in line with CRD IV this has now been reduced to 90 days, as well as including end-of-term payments on past due interest-only accounts and all non-performing loans. Overall ECL is not materially impacted as management judgements were previously held in lieu of these known changes. However, material movements between stages were observed, with an additional £2.8 billion of assets in Stage 3 and £6.1 billion in Stage 2 at the point of implementation, both as a result of the broader definition of default
•As a result of updated macroeconomic assumptions within the ECL model, Retail customer related ECL allowance as a percentage of drawn loans and advances (coverage) increased to 0.8 per cent (31 December 2021: 0.6 per cent). As at 31 December 2022 the majority of ECL increases are reflected within Stage 2 under IFRS 9, representing cases which have observed a significant increase in credit risk since origination (SICR)
•Stage 2 loans and advances now comprises 13.5 per cent of the Retail portfolio (31 December 2021: 7.6 per cent), of which 94.0 per cent are up to date, performing loans (31 December 2021: 87.8 per cent)
•The CRD IV changes have increased the proportion of UK mortgage accounts reaching the broader definition of default and has resulted in a slight decrease in Stage 2 ECL coverage to 3.0 per cent (31 December 2021: 3.3 per cent)
•As a result of updated macroeconomic assumptions within the ECL model, Stage 3 loans and advances have increased to 1.2 per cent of total loans and advances (31 December 2021: 0.8 per cent) while Stage 3 ECL coverage decreased to 16.5 per cent (31 December 2021: 22.6 per cent) due to a higher proportion of mortgages triggering 90 days past due, with lower coverage on average. Underlying credit deterioration remains relatively limited outside of definition of default changes
UK MORTGAGES
•The UK mortgages portfolio is well positioned with low arrears and a strong loan to value (LTV) profile. The Group has actively improved the quality of the portfolio over the years using robust affordability and credit controls, while the balances of higher risk portfolios originated prior to 2008 have continued to reduce
•Arrears rates remain broadly stable with slight increases observed on variable rate products following UK Bank Rate rises exacerbated by attrition from customers refinancing to fixed rates
•Total loans and advances increased to £312.3 billion (31 December 2021: £308.3 billion), with a small reduction in average LTV. The proportion of balances with a LTV greater than 90 per cent increased. The average LTV of new business decreased
•Updated macroeconomic assumptions within the ECL model, including a forecast reduction in house prices, resulted in a net impairment charge of £295 million for 2022 compared to a credit of £273 million for 2021. Total ECL coverage increased to 0.4 per cent (31 December 2021: 0.3 per cent)
•As a result of updated macroeconomic assumptions within the ECL model, Stage 2 loans and advances increased to 13.4 per cent of the portfolio (31 December 2021: 7.1 per cent), while Stage 2 ECL coverage has decreased to 1.3 per cent (31 December 2021: 1.8 per cent) due to a higher proportion of mortgage accounts reaching the broader CRD IV definition of default
•Stage 3 loans and advances have increased to 1.1 per cent of the portfolio (31 December 2021: 0.6 per cent) and due to a higher proportion of mortgage accounts reaching the broader CRD IV definition of default, Stage 3 ECL coverage decreased to 9.1 per cent (31 December 2021: 9.5 per cent)
CREDIT CARDS
•Credit cards balances increased to £15.0 billion (31 December 2021 £14.3 billion) due to recovery in customer spend
•The credit card portfolio is a prime book with low levels of arrears and strong repayment rates despite recent affordability pressures
•Updated macroeconomic assumptions within the ECL model and forward looking judgements for the increased risk from inflation and a higher cost of living resulted in an impairment charge of £571 million for 2022, compared to a credit of £52 million in 2021. Total ECL coverage increased to 5.1 per cent (31 December 2021: 3.7 per cent)
•This is reflected in Stage 2 loans and advances which increased to 21.9 per cent of the portfolio (31 December 2021: 14.5 per cent) and Stage 2 ECL coverage which has increased to 14.5 per cent (31 December 2021: 12.0 per cent)
•Stage 3 loans and advances remained broadly stable at 1.9 per cent of the portfolio (31 December 2021: 2.0 per cent), while Stage 3 ECL coverage has reduced to 50.9 per cent (31 December 2021: 56.9 per cent)

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
LOANS AND OVERDRAFTS
•Loans and advances for personal current account and the personal loans portfolios increased to £10.3 billion (31 December 2021: £9.6 billion) with continued recovery in customer spend and demand for credit
•Updated macroeconomic assumptions within the ECL model and forward looking judgements for the increased risk from inflation and a higher cost of living resulted in an impairment charge of £499 million for the full year 2022 compared to a charge of £39 million for 2021
•Stage 2 ECL coverage increased to 21.4 per cent (31 December 2021: 15.4 per cent) and overall ECL coverage to 6.6 per cent (31 December 2021: 4.7 per cent)
•Stage 3 ECL coverage reduced slightly to 64.6 per cent (31 December 2021: 67.5 per cent)
UK MOTOR FINANCE
•The UK Motor Finance portfolio increased from £14.3 billion for 2021 to £14.6 billion for 2022, with ongoing new car supply constraints being offset by continued strong demand for used vehicles
•There was a net impairment credit of £2 million for 2022 reflecting continued low levels of losses given resilient used car prices. This compares to a credit of £151 million for 2021, which benefitted from ECL releases as used car prices materially outperformed expectations set earlier in the pandemic. However, used car prices have begun to fall from recent high levels with this trend expected to continue. ECL coverage decreased to 1.7 per cent (31 December 2021: 2.1 per cent)
•Updates to Residual Value (RV) and Voluntary Termination (VT) risk held against Personal Contract Purchase (PCP) and Hire Purchase (HP) lending are included within the impairment charge. Continued resilience in used car prices and disposal experience, partially driven by global supply issues, offset by underperformance in some segments, has resulted in broadly flat RV and VT ECL of £92 million as at 31 December 2022 (31 December 2021: £95 million)
•Stable credit performance and continued resilience in used car prices has resulted in Stage 2 ECL coverage reducing slightly to 3.4 per cent (31 December 2021:4.0 per cent) and Stage 3 ECL reducing to 52.6 per cent (31 December 2021: 57.7 per cent)
OTHER
•Other loans and advances increased slightly to £14.8 billion (31 December 2021: £12.0 billion). Stage 3 loans and advances remain stable at 1.1 per cent (31 December 2021: 1.4 per cent) and Stage 3 coverage at 33.1 per cent (31 December 2021: 30.8 per cent)
•There was a net impairment charge of £10 million for 2022 compared to a credit of £10 million for 2021
Retail UK mortgages loans and advances to customers1

	At 31 Dec 2022 £m	At 31 Dec 2021 £m
Mainstream	253,283	248,013
Buy-to-let	51,529	51,111
Specialist	7,526	9,220
Total	312,338	308,344
1Balances include the impact of HBOS-related acquisition adjustments.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
INTEREST-ONLY MORTGAGES
The Group provides interest-only mortgages to owner occupier mortgage customers whereby only payments of interest are made for the term of the mortgage with the customer responsible for repaying the principal outstanding at the end of the loan term. At 31 December 2022, owner occupier interest-only balances as a proportion of total owner occupier balances had reduced to 16.4 per cent (31 December 2021:18.7 per cent). The average indexed loan to value remained low at 35.5 per cent (31 December 2021:36.8 per cent).
For existing interest-only mortgages, a contact strategy is in place during the term of the mortgage to ensure that customers are aware of their obligations to repay the principal upon maturity of the loan.
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
Analysis of owner occupier interest-only mortgages

	At 31 Dec 2022	At 31 Dec 2021
Interest-only balances (£m)	42,697	48,128
Stage 1 (%)	58.5	70.7
Stage 2 (%)	25.3	17.1
Stage 3 (%)	3.7	2.8
Purchased or originated credit-impaired (%)	12.5	9.4
Average loan to value (%)	35.5	36.8
Maturity profile (£m)
Due	1,931	1,803
Within 1 year	1,453	1,834
2 to 5 years	8,832	8,889
6 to 10 years	16,726	17,882
Greater than 10 years	13,755	17,720

Past term interest-only balances (£m)[1]	1,906	1,790
Stage 1 (%)	0.2	0.7
Stage 2 (%)	11.9	33.0
Stage 3 (%)	45.6	29.6
Purchased or originated credit-impaired (%)	42.3	36.7
Average loan to value (%)	33.2	33.0
Negative equity (%)	2.0	1.8
1Balances where all interest-only elements have moved past term. Some may subsequently have had a term extension, so are no longer classed as due.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
RETAIL FORBEARANCE
The basis of disclosure for forbearance is aligned to definitions used in the European Banking Authority’s FINREP reporting. Total forbearance for the major retail portfolios has reduced by £1.1 billion to £4.3 billion. This is driven by a reduction in customers with a historical capitalisation treatment (where arrears were reset and added to the loan balance) and, following the implementation of new regulatory requirements, the removal of past term interest-only mortgages as a forbearance event where a forbearance treatment has not been granted.
The main customer treatments included are: repair, where arrears are added to the loan balance and the arrears position cancelled; instances where there are suspensions of interest and/or capital repayments; and refinance personal loans.
As a percentage of loans and advances, forbearance loans decreased to 1.2 per cent at 31 December 2022 (31 December 2021: 1.5 per cent).
Retail forborne loans and advances (audited)

	Total £m	Of which Stage 2 £m	Of which Stage 3 £m	Of which POCI £m
At 31 December 2022
UK mortgages	3,655	684	951	1,995
Credit cards	260	90	125	–
Loans and overdrafts	308	125	117	–
UK Motor Finance	77	32	42	–
Total	4,300	931	1,235	1,995
At 31 December 2021
UK mortgages	4,725	1,216	901	2,600
Credit cards	288	90	141	–
Loans and overdrafts	312	99	131	–
UK Motor Finance	102	38	62	–
Total	5,427	1,443	1,235	2,600
COMMERCIAL BANKING
PORTFOLIO OVERVIEW
•The Commercial portfolio credit quality remains resilient overall, with a focused approach to credit underwriting and monitoring standards and proactively managing exposures to higher risk and vulnerable sectors. While some of the Group’s metrics indicate very modest deterioration, especially in consumer-led sectors, these are not considered to be material
•The Group has reduced overall exposure to cyclical sectors since 2019 and continues to closely monitor credit quality, sector and single name concentrations. Sector and credit risk appetite continue to be proactively managed to ensure the Group is protected and clients are supported in the right way
•The Group continues to carefully monitor the level of arrears on lending under the UK Government support schemes, including the Bounce Back Loan Scheme and the Coronavirus Business Interruption Loan Scheme, where UK Government guarantees are in place at 100 per cent and 80 per cent respectively. The Group will continue to review customer trends and take early risk mitigating actions as appropriate, including actions to review and manage refinancing risk
•The Group continues to provide early support to its more vulnerable customers through focused risk management via its Watchlist and Business Support framework. The Group will continue to balance prudent risk appetite with ensuring support for financially viable clients on their road to recovery
IMPAIRMENTS
•There was a net impairment charge of £471 million in 2022, compared to a net impairment credit of 869 million in 2021. This was driven by a charge from economic outlook revisions. The remaining pre-updated MES charge was largely driven by a further material charge in the fourth quarter on a pre-existing single case
•ECL allowances increased by £376 million to £1,791 million at 31 December 2022 (31 December 2021: £1,415 million). The ECL provision at 31 December 2022 includes the capture of the impact of inflationary pressures and supply chain constraints and assumes additional losses will emerge as a result of these and other emerging risks, through the multiple economic scenarios
•As a result of the deterioration in the Group’s forward-looking modelled economic assumptions, Stage 2 loans and advances increased by £2,949 million to £10,432 million (31 December 2021: £7,483 million), with 94.6 per cent of Stage 2 balances up to date. Stage 2 as a proportion of total loans and advances to customers increased to 13.7 per cent (31 December 2021: 9.8 per cent). Stage 2 ECL coverage was higher at 4.6 per cent (31 December 2021: 4.0 per cent) with the increase in coverage a direct result of the change in the multiple economic scenarios
•Stage 3 loans and advances reduced to £3,348 million (31 December 2021: £3,533 million) and as a proportion of total loans and advances to customers, reduced to 4.4 per cent (31 December 2021: 4.6 per cent), largely as a result of net repayments and write-offs in the Corporate and Institutional Banking portfolio. Stage 3 ECL coverage increased to 39.2 per cent (31 December 2021: 31.8 per cent) predominantly driven by a further material charge on a pre-existing single case

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
COMMERCIAL BANKING UK DIRECT REAL ESTATE
•Commercial Banking UK Direct Real Estate gross lending stood at £10.7 billion at 31 December 2022 (net of exposures subject to protection through Significant Risk Transfer (SRT) securitisations)
•The Group classifies Direct Real Estate as exposure which is directly supported by cash flows from property activities (as opposed to trading activities, such as hotels, care homes and housebuilders). Exposures of £5.3 billion to social housing providers are also excluded
•Recognising this is a cyclical sector, total quantum (gross and net) and asset type quantum caps are in place to control origination and exposure. Focus remains on the UK market and new business has been written in line with a prudent risk appetite with conservative LTVs, strong quality of income and proven management teams. During 2022, the Group increased the reporting granularity of underlying LTV data as detailed in the LTV - UK Direct Real Estate table
•Overall performance has remained resilient and although the Group saw some increase in cases on its closer monitoring Watchlist category, these are predominantly purely precautionary, and levels of this remain significantly below that seen during the pandemic. Transfers to the Group’s Business Support Unit have been limited
•Rent collection has largely recovered and stabilised following the coronavirus pandemic, although challenges remain in some sectors. Despite some material headwinds, including the inflationary environment and the impact of rising interest rates, which impacts debt servicing and refinance capacity, the portfolio is well-positioned and proactively managed, with conservative LTVs, good levels of interest cover, and appropriate risk mitigants in place:
–CRE exposures continue to be heavily weighted towards investment real estate (c.90 per cent) rather than development. Of these investment exposures, over 91 per cent have an LTV of less than 60 per cent, with an average LTV of 40 per cent
–c.90 per cent of CRE exposures have an interest cover ratio of greater than 2.0 times and in SME, LTV at origination has been typically limited to c.55 per cent, given prudent repayment cover criteria (including a notional base rate stress)
–Approximately 47 per cent of exposures relate to commercial real estate (with no speculative development lending) with the remainder predominantly related to residential real estate. The underlying sub sector split is diversified with more limited exposure to higher risk sub sectors (c.13 per cent of exposures secured by Retail assets, with appetite tightened since 2018)
–Use of SRT securitisations also acts as a risk mitigant in this portfolio, with run-off of these carefully managed and sequenced
–Both investment and development lending is subject to specific credit risk appetite criteria. Development lending criteria includes maximum loan to gross development value and maximum loan to cost, with funding typically only released against completed work, as confirmed by the Group’s monitoring quantity surveyor
LTV – UK Direct Real Estate

	At 31 December 2022[1,2,3]				At 31 December 2021[1,2,3]
	Stage 1 and 2 £m	Stage 3 £m	Total £m	Total %	Stage 1 and 2 £m	Stage 3 £m	Total £m	Total %
Investment exposures
Less than 60 per cent	7,721	47	7,768	91.0	6,461	52	6,513	83.2
60 per cent to 70 per cent	452	9	461	5.4	617	5	622	8.0
70 per cent to 80 per cent	58	–	58	0.7	129	13	142	1.8
80 per cent to 100 per cent	17	13	30	0.4	84	2	86	1.1
100 per cent to 120 per cent	8	23	31	0.4	6	102	108	1.4
120 per cent to 140 per cent	1	–	1	–	4	–	4	0.1
Greater than 140 per cent	13	54	67	0.8	12	46	58	0.7
Unsecured[4]	115	–	115	1.3	288	–	288	3.7
Subtotal	8,385	146	8,531	100.0	7,601	220	7,821	100.0
Other[5]	346	13	359		1,460	27	1,487
Total investment	8,731	159	8,890		9,061	247	9,308
Development	900	7	907		1,233	17	1,250
UK Government Supported Lending[6]	278	5	283		362	5	367
Total	9,909	171	10,080		10,656	269	10,925
1Excludes Commercial Banking UK Direct Real Estate exposures subject to protection through Significant Risk Transfer transactions.
2Excludes £0.6 billion in Business Banking (31 December 2021: £0.7 billion).
3Year on year increase in less than 60 per cent driven by improved data coverage with clients moving from 'Other’.
4Predominantly Investment grade corporate CRE lending where the Group is relying on the corporate covenant.
5Mainly lower value transactions where LTV not recorded on Commercial Banking UK Direct Real Estate monitoring system. Year on year decrease driven by improved data coverage with clients now reported in LTV band.
6Bounce Back Loan Scheme (BBLS) and Coronavirus Business Interruption Loan Scheme (CBILS) lending to real estate clients, where government guarantees are in place at 100 per cent and 80 per cent, respectively.
COMMERCIAL BANKING FORBEARANCE
Commercial Banking forborne loans and advances (audited)

	At 31 December 2022[1]		At 31 December 2021
Type of forbearance	Total £m	Of which Stage 3 £m	Total £m	Of which Stage 3 £m
Refinancing	13	11	14	11
Modification	3,460	2,884	3,624	2,851
Total	3,473	2,895	3,638	2,862
1    Includes £279 million (of which £254 million are guaranteed through the UK Government Bounce Back Loan Scheme) in Business Banking reported for the first time, £210 million of which is Stage 3.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
LOAN PORTFOLIO
SUMMARY OF LOAN LOSS EXPERIENCE

IFRS	2022 £m	2021 £m	2020 £m
Gross loans and advances to banks and customers and reverse repurchase agreements	487,733	488,819	491,796
Allowance for impairment losses	4,484	3,804	5,705
Ratio of allowance for credit losses to total lending (%)	0.9	0.8	1.2

	Advances written off, net of recoveries			As a percentage of average lending
IFRS	2022 £m	2021 £m	2020 £m	2022%	2021%	2020%
Loans and advances to banks	–	–	–	–	–	–
Loans and advances to customers:
Mortgages	(17)	(55)	(71)	–	–	–
Other personal lending	(570)	(626)	(849)	2.3	2.5	3.1
Property companies and construction	(49)	(124)	(65)	0.2	0.4	0.2
Financial, business and other services	(18)	(41)	(39)	0.1	0.2	0.2
Transport, distribution and hotels	(28)	(32)	(52)	0.2	0.2	0.4
Manufacturing	(10)	(2)	(6)	0.3	0.1	0.1
Other	(67)	(55)	(197)	0.2	0.2	0.7
	(759)	(935)	(1,279)	0.2	0.2	0.3
Reverse repurchase agreements	–	–	–	–	–	–
Total net advances written off	(759)	(935)	(1,279)	0.2	0.2	0.3

	Allowance for expected credit losses			As a percentage of closing lending
IFRS	2022 £m	2021 £m	2020 £m	2022%	2021%	2020%
Loans and advances to banks	9	–	4	0.1	–	0.1
Loans and advances to customers:
Mortgages	1,252	1,099	1,075	0.4	0.3	0.4
Other personal lending	1,305	967	1,649	5.0	3.9	6.5
Property companies and construction	370	352	825	1.5	1.3	2.7
Financial, business and other services	180	144	440	0.8	0.2	0.6
Transport, distribution and hotels	939	798	917	7.2	6.0	6.4
Manufacturing	54	53	111	1.6	1.5	2.5
Other	375	391	684	1.3	1.4	2.4
	4,475	3,804	5,701	1.0	0.8	1.2
Reverse repurchase agreements	–	–	–	–	–	–
At 31 December	4,484	3,804	5,705	0.9	0.8	1.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
DATA RISK
DEFINITION
Data risk is defined as the risk of the Group failing to effectively govern, manage and control its data (including data processed by third-party suppliers), leading to unethical decisions, poor customer outcomes, loss of value to the Group and mistrust.
EXPOSURES
Data risk is present in all aspects of the business where data is processed, both within the Group and by third parties including colleague and contractor, prospective and existing customer lifecycle and insight processes. Data risk manifests:
•When personal data is not managed in a way that complies with General Data Protection Regulations (GDPR) and other data privacy regulatory obligations
•When data quality issues are not identified and managed appropriately
•When data records are not created, retained, protected, destroyed, or retrieved appropriately
•When data governance fails to provide robust oversight of data decision-making, controls and actions to ensure strategies are implemented effectively
•When data standards are not maintained, data-related issues are not remediated, and incomplete data that is not available at the right time, to the right people, to enable business decisions to be made, and regulatory reporting requirements to be fulfilled
•When critical data mapping and data information standards are not followed, impacting compliance, traceability and understanding of data
MEASUREMENT
Data risk covers data governance, data management and data privacy and ethics and is measured through a series of quantitative and qualitative metrics.
MITIGATION
Mitigation strategies are adopted to reduce data governance, management, privacy and ethical risks. Control assessments are logged and tracked on One Risk and Control Self-Assessment system with supporting metrics. Investment continues to be made to reduce data risk exposure to within appetite. Examples include:
•Delivering a data strategy
•Enhancing data quality and capability
•Embedding data by design and ethics
MONITORING
The Group continues to monitor and respond to data related regulatory initiatives i.e. new Digital Protection and Digital Information Bill expected spring 2023 and political developments i.e. potential divergence of legal and regulatory requirements following EU exit.
Data risk is governed through Group and sub-group committees and significant issues are escalated to Group Risk Committee, in accordance with the Lloyds Banking Group’s Enterprise Risk Management Framework and One RCSA frameworks.
A number of activities support the close monitoring of data risk including:
•Design and monitoring of data risk appetite metrics, including key risk indicators and key performance indicators
•Monitoring of significant data related issues, complaints, events and breaches in accordance with Group Operational Risk and Data policies
•Identification and mitigation of data risk when planning and implementing transformation or business change

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
FUNDING AND LIQUIDITY RISK
DEFINITION
Funding risk is defined as the risk that the Group does not have sufficiently stable and diverse sources of funding or the funding structure is inefficient. Liquidity risk is defined as the risk that the Group has insufficient financial resources to meet its commitments as they fall due, or can only secure them at excessive cost.
EXPOSURE
Liquidity exposure represents the potential stressed outflows in any future period less expected inflows. The Group considers liquidity exposure from both an internal and a regulatory perspective.
MEASUREMENT
Liquidity risk is managed through a series of measures, tests and reports that are primarily based on contractual maturities with behavioural overlays as appropriate. The Group undertakes quantitative and qualitative analysis of the behavioural aspects of its assets and liabilities in order to reflect their expected behaviour.
MITIGATION
The Group manages and monitors liquidity risks and ensures that liquidity risk management systems and arrangements are adequate with regard to the internal risk appetite, Group strategy and regulatory requirements. Liquidity policies and procedures are subject to independent internal oversight by Risk. Overseas branches and subsidiaries of the Group may also be required to meet the liquidity requirements of the entity’s domestic country. Management of liquidity requirements is performed by the overseas branch or subsidiary in line with Group policy. The Group plans funding requirements over its planning period, combining business as usual and stressed conditions. The Group manages its liquidity position paying regard to its internal risk appetite, Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR) as required by the PRA, the Capital Requirements Directive (CRD IV) and the Capital Requirements Regulation (CRR) liquidity requirements.
The Group’s funding and liquidity position is underpinned by its significant customer deposit base and is supported by strong relationships across customer segments. The Group has consistently observed that, in aggregate, the retail deposit base provides a stable source of funding. Funding concentration by counterparty, currency and tenor is monitored on an ongoing basis and, where concentrations do exist, these are managed as part of the planning process and limited by the internal funding and liquidity risk monitoring framework, with analysis regularly provided to senior management.
To assist in managing the balance sheet, the Group operates a Liquidity Transfer Pricing (LTP) process which: allocates relevant interest expenses from the centre to the Group’s banking businesses within the internal management accounts; helps drive the correct inputs to customer pricing; and is consistent with regulatory requirements. LTP makes extensive use of behavioural maturity profiles, taking account of expected customer loan prepayments and stability of customer deposits, modelled on historic data.
The Group can monetise liquid assets quickly, either through the repurchase agreements (repo) market or through outright sale. In addition, the Group has pre-positioned a substantial amount of assets at the Bank of England’s Discount Window Facility which can be used to access additional liquidity in a time of stress. The Group considers diversification across geography, currency, markets and tenor when assessing appropriate holdings of liquid assets. The Group’s liquid asset buffer is available for deployment at immediate notice, subject to complying with regulatory requirements.
MONITORING
Daily monitoring and control processes are in place to address internal and regulatory liquidity requirements. The Group monitors a range of market and internal early warning indicators on a daily basis for early signs of liquidity risk in the market or specific to the Group. This captures regulatory metrics as well as metrics the Group considers relevant for its liquidity profile. These are a mixture of quantitative and qualitative measures, including: daily variation of customer balances; changes in maturity profiles; funding concentrations; changes in LCR outflows; credit default swap (CDS) spreads; and basis risks.
The Group carries out internal stress testing of its liquidity and potential cash flow mismatch position over both short (up to one month) and longer-term horizons against a range of scenarios forming an important part of the internal risk appetite. The scenarios and assumptions are reviewed at least annually to ensure that they continue to be relevant to the nature of the business, including reflecting emerging horizon risks to the Group. For further information on the Group’s 2022 liquidity stress testing results refer to page 69.
The Group maintains a Liquidity Contingency Framework as part of the wider Recovery Plan which is designed to identify emerging liquidity concerns at an early stage, so that mitigating actions can be taken to avoid a more serious crisis developing. The Liquidity Contingency Framework has a foundation of robust and regular monitoring and reporting of key performance indicators, early warning indicators and Risk Appetite by both Group Corporate Treasury (GCT) and Risk up to and including Board level. Where movements in any of these metrics and indicator suites point to a potential issue, SME teams and their directors will escalate this information as appropriate.
FUNDING AND LIQUIDITY MANAGEMENT IN 2022
The Group has maintained its strong funding and liquidity position with a loan to deposit ratio of 98 per cent as at 31 December 2022 (96 per cent as at 31 December 2021) largely driven by increased customer lending.
The Group's liquid assets continue to exceed the regulatory minimum and internal risk appetite, with a liquidity coverage ratio (LCR) of 136 per cent (based on a monthly rolling average over the previous 12 months) as at 31 December 2022.
The Net Stable Funding Ratio (NSFR) was implemented on 1 January 2022. The Group monitors this metric monthly and is significantly in excess of the regulatory requirement of 100 per cent.
Overall, wholesale funding totalled £69.0 billion as at 31 December 2022 (31 December 2021: £64.9 billion). The total outstanding amount of drawings from the Term Funding Scheme with additional incentives for SMEs (TFSME) has remained stable at £30.0 billion at 31 December 2022 (31 December 2021: £30.0 billion), with maturities in 2025, 2027 and beyond.
The Group’s credit ratings continue to reflect the strength of the Group’s business model and balance sheet. Moody’s downgraded the subordinated ratings for Lloyds Bank plc by one notch based on their Loss Given Failure methodology. Moody’s also revised the outlook on Lloyds Bank plc's senior unsecured rating to negative following their decision to downgrade the outlook of the UK sovereign to negative. The Group’s strong management, franchise and financial performance along with robust capital and funding position are reflected in the Group’s strong ratings.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Lloyds Bank Group funding requirements and sources

	At 31 Dec 2022 £bn	At 31 Dec 2021 £bn
Lloyds Bank Group funding position
Cash and balances at central banks	72.0	54.3
Loans and advances to banks	8.4	4.5
Loans and advances to customers	435.6	430.8
Reverse repurchase agreements – non-trading	39.3	49.7
Debt securities at amortised cost	7.3	4.6
Financial assets at fair value through other comprehensive income	22.8	27.8
Other assets[1]	31.5	31.1
Total Lloyds Bank Group assets	616.9	602.8
Less other liabilities[1,2]	(11.7)	(16.5)
Funding requirements	605.2	586.3

Wholesale funding[2,3]	69.0	64.9
Customer deposits	446.2	449.4
Repurchase agreements – non-trading	18.6	0.1
Term Funding Scheme with additional incentives for SMEs (TFSME)	30.0	30.0
Deposits from fellow Lloyds Banking Group undertakings	2.3	1.1
Total equity	39.1	40.8
Funding sources	605.2	586.3
1    Other assets and other liabilities primarily include the fair value of derivative assets and liabilities.
2    Wholesale funding includes significant risk transfer securitisations issued by special purpose vehicles of £1.6 billion (31 December 2021: £1.7 billion), previously included in other liabilities; both comparatives have been presented on a consistent basis.
3    The Group’s definition of wholesale funding aligns with that used by other international market participants; including bank deposits, debt securities in issue and subordinated liabilities. Excludes balances relating to margins of £0.7 billion (31 December 2021: £1.3 billion).
Reconciliation of Lloyds Bank Group funding to the balance sheet (audited)

	Included in funding analysis £bn	Cash collateral received[1] £bn	Fair value and other accounting methods[2] £bn	Balance sheet £bn
At 31 December 2022
Deposits from banks	4.0	0.7	–	4.7
Debt securities in issue[3]	56.8	–	(7.7)	49.1
Subordinated liabilities	8.2	–	(1.6)	6.6
Total wholesale funding	69.0	0.7
Customer deposits	446.2	–	–	446.2
Total	515.2	0.7
At 31 December 2021
Deposits from banks	1.9	1.4	0.1	3.4
Debt securities in issue[3]	54.1	–	(5.4)	48.7
Subordinated liabilities	8.9	–	(0.2)	8.7
Total wholesale funding	64.9	1.4
Customer deposits	449.4	–	–	449.4
Total	514.3	1.4
1Repurchase agreements, previously reported within deposits from banks and customer deposits, are excluded; comparatives have been restated.
2Includes the unamortised HBOS acquisition adjustments on subordinated liabilities, the fair value movements on liabilities held at fair value through profit or loss, and hedge accounting adjustments that impact the accounting carrying value of the liabilities.
3Debt securities in issue included in funding analysis include significant risk transfer securitisations issued by special purpose vehicles of £1.6 billion (31 December 2021: £1.7 billion), previously included in other liabilities; both comparatives have been presented on a consistent basis.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Analysis of 2022 total wholesale funding by residual maturity

	Up to 1 month £bn	1–3 months £bn	3–6 months £bn	6–9 months £bn	9–12 months £bn	1–2 years £bn	2–5 years £bn	Over five years £bn	Total at 31 Dec 2022 £bn	Total at 31 Dec 2021 £bn
Deposits from banks	3.8	–	0.1	0.1	–	–	–	–	4.0	1.9
Debt securities in issue:
Certificates of deposit	0.4	1.1	0.1	–	–	–	–	–	1.6	0.3
Commercial paper	2.6	4.9	1.5	–	–	–	–	–	9.0	3.6
Medium-term notes	0.3	0.5	1.0	2.2	0.3	7.6	7.8	9.4	29.1	29.4
Covered bonds	0.9	1.7	0.9	–	–	2.8	5.7	2.2	14.2	17.0
Securitisation[1]	–	0.2	0.3	–	–	0.1	1.3	1.0	2.9	3.8
	4.2	8.4	3.8	2.2	0.3	10.5	14.8	12.6	56.8	54.1
Subordinated liabilities	–	–	0.2	–	–	–	3.0	5.0	8.2	8.9
Total wholesale funding[2]	8.0	8.4	4.1	2.3	0.3	10.5	17.8	17.6	69.0	64.9
1Securitisation includes significant risk transfer securitisations issued by special purpose vehicles of £1.6 billion (31 December 2021: £1.7 billion), previously included in other liabilities; both comparatives have been presented on a consistent basis.
2The Group’s definition of wholesale funding aligns with that used by other international market participants; including bank deposits, debt securities in issue and subordinated liabilities. Excludes balances relating to margins of £0.7 billion (31 December 2021: £1.3 billion).

Total wholesale funding by currency (audited)

	Sterling £bn1	US Dollar £bn	Euro £bn	Other currencies £bn	Total £bn
At 31 December 2022	17.0	28.0	18.1	5.9	69.0
At 31 December 2021	18.4	23.6	17.0	5.9	64.9
1Wholesale funding includes significant risk transfer securitisations issued by special purpose vehicles of £1.6 billion (31 December 2021: £1.7 billion), previously included in other liabilities; both comparatives have been presented on a consistent basis.
Analysis of 2022 term issuance (audited)

	Sterling £bn	US Dollar £bn	Euro £bn	Other currencies £bn	Total £bn
Securitisation[1]	0.2	–	–	–	0.2
Covered bonds	1.0	–	–	–	1.0
Senior unsecured notes	–	1.8	0.9	1.1	3.8
Subordinated liabilities	–	0.8	–	–	0.8
Total issuance	1.2	2.6	0.9	1.1	5.8
1Includes significant risk transfer securitisations.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
LIQUIDITY PORTFOLIO
At 31 December 2022, the Group had £120.8 billion of highly liquid unencumbered LCR eligible assets, based on a monthly rolling average over the previous 12 months post any liquidity haircuts (31 December 2021: £114.7 billion), of which £117.0 billion is LCR level 1 eligible (31 December 2021: £113.2 billion) and £3.8 billion is LCR level 2 eligible (31 December 2021: £1.5 billion). These assets are available to meet cash and collateral outflows and regulatory requirements.
LCR eligible assets

	Average
	2022[1] £bn	2021[1] £bn
Cash and central bank reserves	66.0	50.3
High quality government/MDB/agency bonds[2]	48.9	60.6
High quality covered bonds	2.1	2.3
Level 1	117.0	113.2
Level 2[3]	3.8	1.5
Total LCR eligible assets	120.8	114.7
1Based on 12 months rolling average to 31 December. Eligible assets are calculated as an average of month-end observations over the previous 12 months post any liquidity haircuts.
2Designated multilateral development bank (MDB).
3Includes Level 2A and Level 2B.
LCR eligible assets by currency

	Sterling £bn	US Dollar £bn	Euro £bn	Other currencies £bn	Total £bn
At 31 December 2022
Level 1	91.4	8.4	17.1	0.1	117.0
Level 2	0.9	1.4	0.4	1.1	3.8
Total[1]	92.3	9.8	17.5	1.2	120.8
At 31 December 2021
Level 1	92.4	7.9	12.9	–	113.2
Level 2	0.7	0.4	–	0.4	1.5
Total[1]	93.1	8.3	12.9	0.4	114.7
1Based on 12 months rolling average to 31 December. Eligible assets are calculated as an average of month-end observations over the previous 12 months post any liquidity haircuts.
The Group also has a significant amount of non-LCR eligible liquid assets which are eligible for use in a range of central bank or similar facilities. Future use of such facilities will be based on prudent liquidity management and economic considerations, having regard for external market conditions.
STRESS TESTING RESULTS
Internal liquidity stress testing results at 31 December 2022 (calculated as an average of month end observations over the previous 12 months) showed that the Group had liquidity resources representing 141 per cent of modelled outflows over a three month period from all wholesale funding sources, retail and corporate deposits, off-balance sheet requirements, intraday requirements and rating dependent contracts under the Group’s most severe liquidity stress scenario.
This scenario includes a two notch downgrade of the Group’s current long-term debt rating and accompanying one notch short-term downgrade implemented instantaneously by all major rating agencies.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
MARKET RISK
DEFINITION
Market risk is defined as the risk that the Group’s capital or earnings profile is affected by adverse market rates or prices, in particular interest rates, credit spreads.
MEASUREMENT
Group risk appetite is calibrated primarily to a number of multi-risk Group economic scenarios, and is supplemented with sensitivity-based measures. The scenarios assess the impact of unlikely, but plausible, adverse stresses on income with the worst case for banking activities, defined benefit pensions and trading portfolios reported against independently, and across the Group as a whole.
The Group risk appetite is cascaded first to the Group Asset and Liability Committee (GALCO), chaired by the Chief Financial Officer, where risk appetite is approved and monitored by risk type, and then to the Group Market Risk Committee (GMRC) where risk appetite is sub-allocated by division. These metrics are reviewed regularly by senior management to inform effective decision-making.
MITIGATION
GALCO is responsible for approving and monitoring Group market risks, management techniques, market risk measures, behavioural assumptions, and the market risk policy. Various mitigation activities are assessed and undertaken across the Group to manage portfolios and seek to ensure they remain within approved limits. The mitigation actions will vary dependent on exposure but will, in general, look to reduce risk in a cost effective manner by offsetting balance sheet exposures and externalising to the financial markets dependent on market liquidity. The market risk policy is owned by Group Corporate Treasury (GCT) and refreshed annually. The policy is underpinned by supplementary market risk procedures, which define specific market risk management and oversight requirements.
MONITORING
GALCO and GMRC regularly review high level market risk exposure as part of the wider risk management framework. They also make recommendations to the Board concerning overall market risk appetite and market risk policy. Exposures at lower levels of delegation are monitored at various intervals according to their volatility, from daily in the case of trading portfolios to monthly or quarterly in the case of less volatile portfolios. Levels of exposures compared to approved limits and triggers are monitored by Risk and appropriate escalation procedures are in place.
How market risks arise and are managed across the Group’s activities is considered in more detail below.
BANKING ACTIVITIES
EXPOSURES
The Group’s banking activities expose it to the risk of adverse movements in market rates or prices, predominantly interest rates, credit spreads, exchange rates and equity prices. The volatility of market rates or prices can be affected by both the transparency of prices and the amount of liquidity in the market for the relevant asset, liability or instrument.
INTEREST RATE RISK
Yield curve risk in the Group’s divisional portfolios, and in the Group’s capital and funding activities, arises from the different repricing characteristics of the Group’s non-trading assets, liabilities and off-balance sheet positions.
Basis risk arises from the potential changes in spreads between indices, for example where the bank lends with reference to a central bank rate but funds with reference to a market rate, e.g. SONIA, and the spread between these two rates widens or tightens.
Optionality risk arises predominantly from embedded optionality within assets, liabilities or off-balance sheet items where either the Group or the customer can affect the size or timing of cash flows. One example of this is mortgage prepayment risk where the customer owns an option allowing them to prepay when it is economical to do so. This can result in customer balances amortising more quickly or slowly than anticipated due to customers’ response to changes in economic conditions.
FOREIGN EXCHANGE RISK
Economic foreign exchange exposure arises from the Group’s investment in its overseas operations (net investment exposures are disclosed in note 44 on page F-96). In addition, the Group incurs foreign exchange risk through non-functional currency flows from services provided by customer-facing divisions, the Group’s debt and capital management programmes and is exposed to volatility in its CET1 ratio, due to the impact of changes in foreign exchange rates on the retranslation of non-Sterling-denominated risk-weighted assets.
EQUITY RISK
Equity risk arises primarily from exposure to the Lloyds Banking Group share price through deferred shares and deferred options granted to employees as part of their benefits package.
CREDIT SPREAD RISK
Credit spread risk arises largely from: (i) the liquid asset portfolio held in the management of Group liquidity, comprising of government, supranational and other eligible assets; (ii) the Credit Valuation Adjustment (CVA) and Debit Valuation Adjustment (DVA) sensitivity to credit spreads; (iii) a number of the Group’s structured medium-term notes where the Group has elected to fair value the notes through the profit and loss account; and (iv) banking book assets in Commercial Banking held at fair value under IFRS 9.
MEASUREMENT
Interest rate risk exposure is monitored monthly using, primarily:
Market value sensitivity: this methodology considers all repricing mismatches (behaviourally adjusted where appropriate) in the current balance sheet and calculates the change in market value that would result from an instantaneous 25, 100 and 200 basis points parallel rise or fall in the yield curve. Sterling interest rates are modelled with a floor below zero per cent, with negative rate floors also modelled for non-Sterling currencies where appropriate (product-specific floors apply). The market value sensitivities are calculated on a static balance sheet using principal cash flows excluding interest, commercial margins and other spread components and are therefore discounted at the risk-free rate.
Interest income sensitivity: this measures the impact on future net interest income arising from various economic scenarios. These include instantaneous 25, 100 and 200 basis point parallel shifts in all yield curves and the Group economic scenarios. Sterling interest rates are modelled with a floor below zero per cent, with negative rate floors also modelled for non-Sterling currencies where appropriate (product-specific floors apply). These scenarios are reviewed every year and are designed to replicate severe but plausible economic events, capturing risks that would not be evident through the use of parallel shocks alone such as basis risk and steepening or flattening of the yield curve.
Unlike the market value sensitivities, the interest income sensitivities incorporate additional behavioural assumptions as to how and when individual products would reprice in response to changing rates.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
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
Structural hedge: the structural hedging programme managing interest rate risk in the banking book relies on assumptions made around customer behaviour. A number of metrics are in place to monitor the risks within the portfolio.
The Group has an integrated Asset and Liability Management (ALM) system which supports non-traded asset and liability management of the Group. This provides a single consolidated tool to measure and manage interest rate repricing profiles (including behavioural assumptions), perform stress testing and produce forecast outputs. The Group is aware that any assumptions-based model is open to challenge. A full behavioural review is performed annually, or in response to changing market conditions, to ensure the assumptions remain appropriate and the model itself is subject to annual re-validation, as required under Lloyds Banking Group's model governance policy. The key behavioural assumptions are:
•Embedded optionality within products
•The duration of balances that are contractually repayable on demand, such as current accounts and overdrafts, together with net free reserves of the Group
•The re-pricing behaviour of managed rate liabilities, such as variable rate savings
The table below shows, split by material currency, the Group’s market value sensitivities to an instantaneous parallel up and down 25 and 100 basis points change to all interest rates.
Lloyds Bank Group Banking activities: market value sensitivity (audited)

	2022				2021
	Up 25bps £m	Down 25bps £m	Up 100bps £m	Down 100bps £m	Up 25bps £m	Down 25bps £m	Up 100bps £m	Down 100bps £m
Sterling	0.4	(1.1)	(2.2)	(9.1)	26.1	(27.6)	98.4	(129.8)
US Dollar	(0.1)	0.2	(0.3)	0.9	(0.3)	0.9	(1.1)	4.0
Euro	(2.0)	–	(7.6)	0.1	(5.1)	(2.9)	(19.3)	(11.5)
Other	–	–	(0.1)	0.1	(0.2)	0.3	(1.0)	0.8
Total	(1.7)	(0.9)	(10.2)	(8.0)	20.5	(29.3)	77.0	(136.5)
This is a risk-based disclosure and the amounts shown would be amortised in the income statement over the duration of the portfolio.
The market value sensitivity to an up 100 basis points shock has decreased due to rates being higher than at year end 2021, which directly impacts expected mortgage prepayments, aligning more closely to our hedging strategy.
The table below shows supplementary value sensitivity to a steepening and flattening (c.100 basis points around the three-year point) in the yield curve. This ensures there are no unintended consequences to managing risk to parallel shifts in rates.
Lloyds Bank Group Banking activities: market value sensitivity to a steepening and flattening of the yield curve (audited)

	2022		2021
	Steepener £m	Flattener £m	Steepener £m	Flattener £m
Sterling	67.8	(78.2)	85.8	(114.4)
US Dollar	(7.6)	7.8	(7.0)	8.2
Euro	(7.7)	2.9	(13.8)	(6.9)
Other	0.1	(0.1)	0.2	(0.2)
Total	52.6	(67.6)	65.2	(113.3)
The table below shows the banking book net interest income sensitivity on a one to three year forward-looking basis to an instantaneous parallel up 25, down 25 and up 50 basis points change to all interest rates.
Lloyds Bank Group Banking activities: three year net interest income sensitivity (audited)

	Down 25bps			Up 25bps			Up 50bps
Client-facing activity and associated hedges	Year 1 £m	Year 2 £m	Year 3 £m	Year 1 £m	Year 2 £m	Year 3 £m	Year 1 £m	Year 2 £m	Year 3 £m
2022	(173.8)	(252.7)	(360.5)	142.9	252.1	361.3	286.5	505.0	723.7
2021	(406.7)	(512.0)	(639.0)	174.9	269.8	397.3	348.7	526.9	782.1
Year 1 net interest income sensitivity, to down 25 basis points, has decreased year-on-year due to reduced modelled margin compression following a significant increase in interest rates in 2022. The decrease in risk sensitivity year-on-year in the upwards rate shock, is driven by structural hedge activity.
The three year net interest income sensitivity to an up 25 basis points and 50 basis points shock is largely due to reinvestment of structural hedge maturities in years two and three.
The sensitivities are illustrative and do not reflect new business margin implications and/or pricing actions, other than as outlined.
The following assumptions have been applied:
•Instantaneous parallel shift in interest rate curve, including bank base rate
•Balance sheet remains constant
•Illustrative 50 per cent deposit pass-through

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Basis risk, foreign exchange, equity and credit spread risks are measured primarily through scenario analysis by assessing the impact on profit before tax over a 12-month horizon arising from a change in market rates, and reported within the Board risk appetite on a monthly basis. Supplementary measures such as sensitivity and exposure limits are applied where they provide greater insight into risk positions. Frequency of reporting supplementary measures varies from daily to quarterly appropriate to each risk type.
MITIGATION
The Group’s policy is to optimise reward while managing its market risk exposures within the risk appetite defined by the Board. Lloyds Banking Group's market risk policy and procedures outlines the hedging process, and the centralisation of risk from divisions into Group Corporate Treasury (GCT), e.g. via the transfer pricing framework. GCT is responsible for managing the centralised risk and does this through natural offsets of matching assets and liabilities, and appropriate hedging activity of the residual exposures, subject to the authorisation and mandate of GALCO within the Board risk appetite. The hedges are externalised to the market by derivative desks within GCT and the Commercial Bank. The Group mitigates income statement volatility through hedge accounting. This reduces the accounting volatility arising from the Group’s economic hedging activities and any hedge accounting ineffectiveness is continuously monitored.
The largest residual risk exposure arises from balances that are deemed to be insensitive to changes in market rates (including current accounts, a portion of variable rate deposits and investable equity), and is managed through the Group’s structural hedge. Consistent with the Group’s strategy to deliver stable returns, GALCO seeks to minimise large reinvestment risk, and to smooth earnings over a range of investment tenors. The structural hedge consists of longer-term fixed rate assets or interest rate swaps and the amount and duration of the hedging activity is reviewed regularly by GALCO.
While the Group faces margin compression in low rate environments, its exposure to pipeline and prepayment risk are not considered material and are hedged in line with expected customer behaviour. These are appropriately monitored and controlled through divisional Asset and Liability Committees (ALCOs).
Net investment foreign exchange exposures are managed centrally by GCT, by hedging non-Sterling asset values with currency borrowing. Economic foreign exchange exposures arising from non-functional currency flows are identified by divisions and transferred and managed centrally. The Group also has a policy of forward hedging its forecasted currency profit and loss to year end. The Group makes use of both accounting and economic foreign exchange exposures, as an offset against the impact of changes in foreign exchange rates on the value of non-Sterling-denominated risk-weighted assets. This involves the holding of a structurally open currency position; sensitivity is minimised where, for a given currency, the ratio of the structural open position to risk-weighted assets equals the CET1 ratio. Continually evaluating this structural open currency position against evolving non-Sterling-denominated risk-weighted assets mitigates volatility in the Group’s CET1 ratio.
MONITORING
The appropriate limits and triggers are monitored by senior executive committees within the Banking divisions. Banking assets, liabilities and associated hedging are actively monitored and if necessary rebalanced to be within agreed tolerances.
DEFINED BENEFIT PENSION SCHEMES
EXPOSURES
The Group’s defined benefit pension schemes are exposed to significant risks from their assets and liabilities. The liability discount rate exposes the Group to interest rate risk and credit spread risk, which are partially offset by fixed interest assets (such as gilts and corporate bonds) and swaps. Equity and alternative asset risk arises from direct asset holdings. Scheme membership exposes the Group to longevity risk. Increases to pensions in deferment and in payment expose the Group to inflation risk.
For further information on defined benefit pension scheme assets and liabilities please refer to note 27 on page F-62.
MEASUREMENT
The Group's management of the schemes’ assets is the responsibility of the Trustees of the schemes who are responsible for setting the investment strategy and for agreeing funding requirements with the Group. The Group will be liable for meeting any funding deficit that may arise. As part of the triennial valuation process, the Group will agree with the Trustees a funding strategy to eliminate the deficit over an appropriate period.
Longevity risk is measured using both 1-in-20 year stresses (risk appetite) and 1-in-200 year stresses (regulatory capital).
MITIGATION
The Group takes an active involvement in agreeing mitigation strategies with the schemes’ Trustees. An interest rate and inflation hedging programme is in place to reduce liability risk. The schemes have also reduced equity allocation and invested the proceeds in credit assets. The Trustees have put in place longevity swaps to mitigate longevity risk. The merits of longevity risk transfer and hedging solutions are reviewed regularly.
MONITORING
In addition to the wider risk management framework, governance of the schemes includes a specialist pension committee.
The surplus, or deficit, in the schemes is tracked monthly along with various single factor and scenario stresses which consider the assets and liabilities holistically. Key metrics are monitored monthly including the Group’s capital resources of the scheme, the performance against risk appetite triggers, and the performance of the hedged asset and liability matching positions.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
TRADING PORTFOLIOS
EXPOSURES
The Group’s trading activity is small relative to its peers. The Group’s trading activity is undertaken primarily to meet the financial requirements of commercial and retail customers for foreign exchange and interest rate products. These activities support customer flow and market making activities.
All trading activities are performed within the Commercial Banking division. While the trading positions taken are generally small, any extreme moves in the main risk factors and other related risk factors could cause significant losses in the trading book depending on the positions at the time. The average 95 per cent 1-day trading VaR (Value at Risk; diversified across risk factors) was £0.06 million for 31 December 2022 compared to £0.07 million for 31 December 2021.
Trading market risk measures are applied to all of the Group’s regulatory trading books and they include daily VaR, sensitivity-based measures, and stress testing calculations.
MEASUREMENT
The Group internally uses VaR as the primary risk measure for all trading book positions.
The risk of loss measured by the VaR model is the minimum expected loss in earnings given the 95 per cent confidence. The total and average trading VaR numbers reported below have been obtained after the application of the diversification benefits across the five risk types. The maximum and minimum VaR reported for each risk category did not necessarily occur on the same day as the maximum and minimum VaR reported at Group level.
The Group’s closing VaR, allowing for diversification, on 31 December 2022 across interest rate risk, foreign exchange risk, equity risk, credit spread risk and inflation risk was less than £0.05 million. During the year ended 31 December 2022, the Group’s minimum diversified VaR was less than £0.03 million, its average VaR was £0.06 million and maximum VaR was £0.14 million.
For the year ended 31 December 2022, excluding the effects of diversification, the maximum total VaR for all of the above risks was £0.15 million, the average total VaR was £0.07 million and minimum VaR was less than £0.03 million. The closing VaR on 31 December 2022, excluding the effects of diversification, was less than £0.06 million.
For the year ended 31 December 2022, the average interest rate risk VaR was £0.05 million, the maximum interest rate risk VaR was £0.14 million and the minimum interest rate risk VaR was less than £0.03 million. The minimum, maximum and average VaR for all other risk types was less than £0.04 million. As at 31 December 2022, the closing VaR for all risk types was less than £0.06 million.
The market risk for the trading book continues to be low relative to the size of the Group and in comparison to peers. This reflects the fact that the Group’s trading operations are customer-centric and focused on hedging and recycling client risks.
Although it is an important market standard measure of risk, VaR has limitations. One of them is the use of a limited historical data sample which influences the output by the implicit assumption that future market behaviour will not differ greatly from the historically observed period. Another known limitation is the use of defined holding periods which assumes that the risk can be liquidated or hedged within that holding period. Also calculating the VaR at the chosen confidence interval does not give enough information about potential losses which may occur if this level is exceeded. The Group fully recognises these limitations and supplements the use of VaR with a variety of other measurements which reflect the nature of the business activity. These include detailed sensitivity analysis, position reporting and a stress testing programme.
Trading book VaR (1-day 99 per cent) is compared daily against both hypothetical and actual profit and loss at underlying legal entity level (HBOS plc and Lloyds Bank plc).
MITIGATION
The level of exposure is controlled by establishing and communicating the approved risk limits and controls through policies and procedures that define the responsibility and authority for risk taking. Market risk limits are clearly and consistently communicated to the business. Any new or emerging risks are brought within risk reporting and defined limits.
MONITORING
Trading risk appetite is monitored daily with 1-day 95 per cent VaR and stress testing limits. These limits are complemented with position level action triggers and profit and loss referrals. Risk and position limits are set and managed at both desk and overall trading book levels. They are reviewed at least annually and can be changed as required within the overall Group risk appetite framework.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
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
EXPOSURES
The Group makes extensive use of models. They perform a variety of functions including:
•Capital calculation
•Credit decisioning, including fraud
•Pricing models
•Impairment calculation
•Stress testing and forecasting
•Market risk measurement
As a result of the wide scope and breadth of coverage, there is exposure to model risk across a number of the Group’s principal risk categories.
Model risk increased in 2022. The pandemic related government-led support schemes weakened the relationships between model inputs and outputs, and the current economic conditions remain outside those used to build the models, placing reliance on judgemental overlays. The Group’s models are being managed to reduce this need for overlays. The control environment for model risk is being strengthened to meet revised regulatory requirements.
In addition, in common with the rest of the industry, changes required to capital models following new regulations will create a temporary increase in the risk relating to these models during the period of transition. Further information on capital impacts are detailed in the capital risk section on pages 41 to 45.
MEASUREMENT
The Board risk appetite metric is the key component for measuring the Group’s most material models; performance is reported monthly to the Group and Board Risk Committees.
MITIGATION
The model risk management framework, established by and with continued oversight from an independent team in the Risk division, provides the foundation for managing and mitigating model risk within the Group. Accountability is cascaded from the Board and senior management via the Group enterprise risk management framework.
This provides the basis for Lloyds Banking Group's model governance policy, which defines the mandatory requirements for models across Lloyds Bank Group, including:
•The scope of models covered by the policy
•Model materiality
•Roles and responsibilities, including ownership, independent oversight and approval
•Key principles and controls regarding data integrity, development, validation, implementation, ongoing maintenance and revalidation, monitoring, and the process for non-compliance
The model owner takes responsibility for ensuring the fitness for purpose of the models and rating systems, supported and challenged by the independent specialist Group function.
The above ensures all models in scope of policy, including those involved in regulatory capital calculation, are developed consistently and are of sufficient quality to support business decisions and meet regulatory requirements.
MONITORING
The Lloyds Banking Group Model Governance Committee is the primary body for overseeing model risk. Policy requires that key performance indicators are monitored for every model to ensure they remain fit for purpose and all issues are escalated appropriately. Material model issues are reported to the Group and Board Risk Committees monthly, with more detailed papers as necessary to focus on key issues.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
OPERATIONAL RISK
DEFINITION
Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.
EXPOSURES
The principal operational risks to the Group which could result in customer detriment, unfair customer outcomes, financial loss, disruption and/or reputational damage are:
•A cyber-attack
•Failure of IT systems, due to volume of change, and/or aged infrastructure
•Internal and/or external economic crime
•Failure to ensure compliance with increasingly complex and detailed regulation including anti-money laundering, anti-bribery, counter-terrorist financing, and financial sanctions and prohibitions laws and regulations
A number of these risks could increase where there is a reliance on third-party suppliers to provide services to the Group or its customers.
MEASUREMENT
Operational risk is managed across the Group through an operational risk framework and operational risk policies. The operational risk framework includes a risk and control self-assessment process, risk impact likelihood matrix, risk and control indicators, risk appetite setting, a robust operational loss event management and escalation process, and a scenario analysis and operational loss forecasting process.
The table below shows high level loss and event trends for the Group using Basel II categories. Based on data captured on the Group’s One Risk and Control Self-Assessment, in 2022 the highest frequency of events occurred in external fraud 89.09 per cent. Execution, delivery and process management accounted for 5.30 per cent of losses by value.
Operational risk events by risk category (losses greater than or equal to £10,000)1

	% of total volume		% of total losses
	2022	2021	2022	2021
Business disruption and system failures	0.23	0.58	0.77	(1.62)
Clients, products and business practices	5.11	7.67	22.10	31.76
Damage to physical assets	–	0.08	–	0.01
Employee practices and workplace safety	0.12	0.04	0.09	0.02
Execution, delivery and process management	5.30	7.14	38.60	47.25
External fraud	89.09	84.07	38.44	21.99
Internal fraud	0.15	0.42	–	0.59
Total	100.00	100.00	100.00	100.00
1    Excludes losses related to PPI and provisions, the latter are outlined in note 29. 2021 breakdowns have been restated both to reflect the exclusion of provisions and due to the nature of the risk events which can evolve over time.
Operational risk losses and scenario analysis is used to inform the Internal Capital Adequacy Assessment Process (ICAAP). The Group calculates its minimum (Pillar I) operational risk capital requirements using The Standardised Approach (TSA). Pillar II is calculated using internal and external loss data and extreme but plausible scenarios that may occur in the next 12 months.
MITIGATION
The Group continues to focus on changing risk management requirements, adapting the change delivery model to be more agile and developing the people skills and capabilities needed. Risks are reported and discussed at local governance forums and escalated to executive management and the Board as appropriate to ensure the correct level of visibility and engagement. The Group employs a range of risk management strategies, including: avoidance, mitigation, transfer (including insurance) and acceptance within appetite / tolerance. Where there is a reliance on third-party suppliers to provide services, Lloyds Banking Group’s sourcing policy ensures that outsourcing initiatives follow a defined process including due diligence, risk evaluation and ongoing assurance.
Mitigating actions to the principal operational risks are:
•The Group adopts a risk-based approach to mitigate the internal and external fraud risks it faces, reflecting the current and emerging fraud risks within the market. Fraud risk appetite metrics holistically cover the impacts of fraud in terms of losses to the Group, costs of fraud systems and operations, and customer experience of actual and attempted fraud. Oversight of the appropriateness and performance of these metrics is undertaken regularly through business area and Group-level committees. This approach drives a continual programme of prioritised enhancements to the Group’s technology and process and people-related controls; with an emphasis on preventative controls supported by real time detective controls wherever feasible. Group-wide policies and operational control frameworks are maintained and designed to provide customer confidence, protect the Group’s commercial interests and reputation, comply with legal requirements and meet regulatory requirements. The Group’s fraud awareness programme remains a key component of its fraud control environment, and awareness of fraud risk is supported by mandatory training for all colleagues. This is further strengthened by material annual investment into both technology and the personal development needs of colleagues. The Group also plays an active role with other financial institutions, industry bodies and law enforcement agencies in identifying and combatting fraud
•The Group adopts a risk-based approach to mitigate cyber risks it faces. The effective operation of the Group’s estate is supported by an IT and Cyber Security Governance framework, guided by a threat-based strategy which underpins investment decisions. The ongoing protection of the estate and confidentiality of material information is ensured through adherence to the Group Security Policy which has been aligned to industry good practice including the NIST Cyber Security Framework; and material laws and regulations

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
•The Group has adopted policies and procedures designed to detect and prevent the use of its banking network for money laundering, terrorist financing, bribery, tax evasion, human trafficking, modern-day slavery and wildlife trafficking, and activities prohibited by legal and regulatory sanctions. Against a background of complex and detailed laws and regulations, and of continued criminal and terrorist activity, the Group regularly reviews and assesses its policies, procedures and organisational arrangements to keep them current, effective and consistent across markets and jurisdictions. The Group requires mandatory training on these topics for all employees. Specifically, the anti-money laundering procedures include ‘know-your-customer’ requirements, transaction monitoring technologies, reporting of suspicions of money laundering or terrorist financing to the applicable regulatory authorities, and interaction between the Group’s Financial Intelligence Unit and external agencies and other financial institutions. The Group economic crime prevention policy prohibits the payment, offer, acceptance or request of a bribe, including ‘facilitation payments’ by any employee or agent and provides a confidential reporting service for anonymous reporting of suspected or actual bribery activity. The Group economic crime prevention policy also sets out a framework of controls for compliance with legal and regulatory sanctions
•In addition to its efforts internally, the Group also contributes to economic crime prevention by supporting and championing industry-level activity, including:
–Improving customer outcomes related to Authorised Push Payment (APP) fraud, incorporating recommendations from the Lending Standards Board into our APP fraud strategy. The Group remains a signatory to the industry code for APP fraud, which has improved customer protection and the reimbursement of funds to victims
–Representing large retail banks at the National Economic Crime Centre (NECC) led Public Private Operating Board (PPOB); co-chairing the Public Private Threat Group leading the UK’s response to Money Laundering; chairing the Joint Money Laundering Intelligence Taskforce (JMLIT) senior management team and providing expert resource to the NECC’s operational threat cells
–Collaborating with a peer bank to pioneer the concept of data fusion (large scale information sharing and analysis) with the National Crime Agency (NCA)
–In 2021 we undertook a bilateral data sharing exercise with a different peer bank to understand the fraud prevention benefit for receiving and sending banks. This identified opportunities to improve real/near time identification of money mules, improving the efficiency and effectiveness of alerts. The analysis has helped to influence a wider data sharing exercise led by UK Finance across seven firms
–Being an active member of UK Finance where we chair or have representation on every economic crime committee. This includes chairing the UK Finance Fraud Panel, which is the industry’s primary model for considering fraud issues of mutual interest. We also chair the Anti-Bribery & Corruption Panel; focused on key ABC issues that members are dealing with. This Panel also interacts with key guidance bodies such as the Organisation for Economic Cooperation and Development (OECD) and Wolfsberg Group
–Helping fund the Dedicated Card and Payment Crime Unit (DCPCU) to investigate fraud cases, target and where appropriate arrest and gain prosecution of offenders
–Being a member of Cifas, the largest cross sector fraud sharing organisation, where we share and receive internal and first party fraud data to detect, deter and prevent criminals exploiting our banking facilities
–Engagement with Europol and International Law Enforcement to share fraud and financial crime intelligence
–Maintaining relationships with key partners such as City of London Police, United for Wildlife and the North East Business Resilience Centre, for which the Money Laundering Reporting Officer (MLRO) chairs the advisory board
–The Group is a member of Stop Scams UK (SSUK), which brings together partnerships from various industry sectors to stop scams at source. The Group is involved in a new SSUK pilot, Project 159, which aims to provide consumers with a secure connection to their bank
Operational resilience risk on pages 77 to 78, provides further information on the mitigating actions for cyber and IT resilience.
MONITORING
Monitoring and reporting of operational risk is undertaken at Board, Group, entity and divisional committees. Each committee monitors key risks, control effectiveness, key risk and control indicators, events, operational losses, risk appetite metrics and the results of independent testing conducted by Risk division and/or Group Internal Audit.
The Group maintains a formal approach to operational risk event escalation, whereby material events are identified, captured and escalated. Root causes of events are determined, and action plans put in place to ensure an optimum level of control to keep customers and the business safe, reduce costs, and improve efficiency.
The insurance programme is monitored and reviewed regularly, with recommendations being made to the Group’s senior management annually prior to each renewal. Insurers are monitored on an ongoing basis, to ensure counterparty risk is minimised. A process is in place to manage any insurer rating changes or insolvencies.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
OPERATIONAL RESILIENCE RISK
DEFINITION
Operational resilience risk is defined as the risk that the Group fails to design resilience into business operations, underlying infrastructure and controls (people, process, technology) so that it is able to withstand external or internal events which could impact the continuation of operations, and fails to respond in a way which meets customer and stakeholder expectations and needs when the continuity of operations is compromised.
EXPOSURES
Ineffective operational resilience risk management could lead to important services not being available to customers, and in extreme circumstances, bank failure could result. The Group has in place a transparent and effective operating model to identify, monitor and test important business services and critical business processes from a customer, Group and systemic perspective. The failure to adequately build resilience into an important business service or critical business process may occur in a variety of ways, including:
•The Group being overly reliant on one location to deliver a critical business process
•The Group not having an adequate succession plan in place for designated subject matter experts
•The Group being overly reliant on a supplier which fails to provide a service
•A shortcoming in the Group’s ability to respond and/or recover in a timely manner following a cyber incident
•The Group failing to upgrade its IT systems and leaving them vulnerable to failure
Effective operational resilience ensures the Group designs resilience into its systems, is able to withstand and/or recover from a significant unexpected event occurring and can continue to provide services to its customers. A significant outage could result in customers being unable to access accounts or conduct transactions, which as well as presenting significant reputational risk for the Group would negatively impact the Group’s purpose. Operational resilience is also an area of continued regulatory and industry focus, similar in importance to financial resilience.
Failure to manage operational resilience effectively could impact the following other risk categories:
•Regulatory compliance: non-compliance with new/existing operational resilience regulations, for example, through failure to identify emerging regulation or not embedding regulatory requirements within the Group’s policies, processes and procedures or identify further future emerging regulation
•Operational risk: being unable to safely provide customers with business services
•Conduct risk: an operational resilience failure may render the Group liable to fines from the FCA for poor conduct
•Market risk: the Group being unable to provide key services could have ramifications for the wider market and could impact share price
MEASUREMENT
Operational resilience risk is managed across the Group through the Group’s enterprise risk management framework and operational risk policy and associated standards. Board risk appetite metrics for operational resilience are in place and are well understood. These specific measures are subject to ongoing monitoring and reporting, including a mandatory review of metrics and thresholds on at least an annual basis. To strengthen the management of operational resilience risk, the Group mobilised an operational resilience enhancement programme which is designed to focus on end-to-end resilience and the management of key risks to important processes.
MITIGATION
The Group has increased its focus on operational resilience and has updated its operational resilience strategy to reflect changing priorities of both customers and regulators. Furthermore, the Group is in the process of responding to the publication of regulatory policy statements. Focus has been given to ensure compliance, and existing frameworks have been adapted to consider important business services and impact tolerances. At the core of its approach to operational resilience are the Group’s important business services and critical business processes which drive activity, including further mapping of the processes to identify any additional resilience requirements such as customer impact tolerances in the event of a service outage. The Group continues to maintain and develop playbooks that guide its response to a range of interruptions from internal and external threats and tests these through scenario-based testing and exercising.
Lloyds Banking Group's strategy considers the evolving risk management requirements, adapting the change delivery model to be more agile and develop the people skills and capabilities needed. The Group continues to review and invest in its control environment to ensure it addresses the risks it faces. Risks are reported and discussed at local governance forums and escalated to executive management and the Board as appropriate. The Group employs a range of risk management strategies, including: avoidance, mitigation, transfer (including insurance) and acceptance. Where there is a reliance on third-party suppliers to provide services, Lloyds Banking Group's sourcing policy ensures that outsourcing initiatives follow a defined process including due diligence, risk evaluation and ongoing assurance.
Mitigating actions to the principal operational resilience risk are:
•Cyber: the threat landscape associated with cyber risk continues to evolve and there is significant regulatory attention on this subject. The Board continues to invest heavily to protect the Group from cyber-attacks. Investment continues to focus on improving the Group’s approach to identity and access management, improving capability to detect, respond and recover from cyber-attacks and improved ability to manage vulnerabilities across the estate.
•IT resilience: the Group continues to optimise its approach to IT and operational resilience by investing in technology improvements and enhancing the resilience of systems that support the Group’s critical business processes and important business services, primarily through the Technology Resilience and Security Change programme. The Board optimises the role that resilient technology plays in maintaining banking services across the wider industry. As such, the Board dedicates considerable time and focus to this subject at both the Board and the Board Risk Committee, and continues to sponsor key investment programmes that enhance resilience.
•People: the Group acknowledges the risks associated to the failure to maintain appropriately skilled and available colleagues. The Group continues to optimise its approach to ensure that, for example, the right number of colleagues are capable of supporting critical technology components. Key controls and processes are regularly reported to committee(s) and alignment with Lloyds Banking Group’s strategy is closely monitored.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
•Property: the Group’s property portfolio remains a key focus in ensuring targeted resilience requirements are appropriately maintained, including energy resilience. Processes are in place to identify key buildings where an important business service or critical business process is performed. Depending on criticality, a number of mitigating controls are in place to manage the risk of severe critical business process disruption. The Group remains committed to investment in the upkeep of the property portfolio, primarily through the Group property upkeep investment programme.
•Sourcing: the threat landscape associated with third-party suppliers and the critical services they provide continues to receive a significant amount of regulatory attention. The Group acknowledges the importance of demonstrating control and responsibility for those important business services and critical business processes which could cause significant harm to the Group’s customers. The Group segments its suppliers by criticality and has processes in place to support ongoing supplier management.
MONITORING
Monitoring and reporting of operational resilience risk is undertaken at Board, Group, entity and divisional committees. Each committee monitors key risks, control effectiveness, key risk and control indicators, events, operational losses, risk appetite metrics and the results of independent testing conducted by Risk division and/or Group Internal Audit.
The Group maintains a formal approach to operational resilience risk event escalation, whereby material events are identified, captured and escalated. Root causes are determined, and action plans put in place to ensure an optimum level of control to keep customers and the business safe, reduce costs, and improve efficiency.
PEOPLE RISK
DEFINITION
People risk is defined as the risk that the Group fails to provide an appropriate colleague and customer-centric culture, supported by robust reward and wellbeing policies and processes; effective leadership to manage colleague resources; effective talent and succession management; and robust control to ensure all colleague-related requirements are met.
EXPOSURES
The Group’s management of material people risks is critical to its capacity to deliver against its strategic objectives, particularly in the context of organisational, political and external market change and increasing digitisation. The Group is exposed to the following key people risks:
•Failure to recruit, develop and retain a diverse workforce, with the appropriate mix and required level of skills and capabilities to meet the current and future needs of the Group
•Non-inclusive culture, ineffective leadership, poor communication, weak performance, inappropriate remuneration policies and poor colleague conduct
•Ineffective management of succession planning or failure to identify appropriate talent pipeline
•Failure to manage capacity, colleagues having excessive demands placed on them resulting in wellbeing issues and business objectives not being met
•Failure to meet all colleague-related legal and regulatory requirements
•Inadequately designed people processes that are not resilient to withstand unexpected events
•The increasing digitisation of the business is changing the capability mix required and may impact the Group’s ability to attract and retain talent
•Colleague engagement may be challenged by a number of factors ranging from the adjustment to hybrid working, dissatisfaction with reward, cost of living pressures, refreshed values and purpose of the business including changes to culture and ethical considerations
MEASUREMENT
People risk is measured through a series of quantitative and qualitative indicators, aligned to key sources of people risk for the Group such as succession, diversity, retention, colleague engagement and wellbeing. In addition to risk appetite measures and limits, people risks and controls are monitored on a monthly basis via the Group’s risk governance framework and reporting structures.
MITIGATION
The Group takes many mitigating actions with respect to people risk. Key areas of focus include:
•Focusing on leadership and colleague engagement, through delivery of strategies to attract, retain and develop high calibre people together with management of rigorous succession planning
•Continued focus on the Group’s culture and inclusivity strategy by developing and delivering initiatives that reinforce the appropriate behaviours which generate the best possible long-term outcomes for customers and colleagues
•Managing organisational capability and capacity through divisional people strategies to ensure there are the right skills and resources to meet customers’ needs and deliver the Group’s strategic plan
•Maintaining effective remuneration arrangements to ensure they promote an appropriate culture and colleague behaviours that meet customer needs and regulatory expectations
•Ensuring colleague wellbeing strategies and support are in place to meet colleague needs, alongside skills and capability growth required to maximise the potential of our people
•Ensuring compliance with legal and regulatory requirements related to SM&CR, embedding compliant and appropriate colleague behaviours in line with Group policies, values and its people risk priorities
•Ongoing consultation with the Group’s recognised unions on changes which impact their members
•Reviewing and enhancing people processes to ensure they are fit for purpose and operationally resilient
MONITORING
Monitoring and reporting is undertaken at Board, Group, entity and divisional committees. Key people risk metrics are reported and discussed monthly at the Group People Risk Committee with escalation to Group Risk and Executive Committees and the Board where required.
All material people risk events are escalated in accordance with Lloyds Banking Group's operational risk policy.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
REGULATORY AND LEGAL RISK
DEFINITION
Regulatory and legal risk is defined as the risk of financial penalties, regulatory censure, criminal or civil enforcement action or customer detriment as a result of failure to identify, assess, correctly interpret, comply with, or manage regulatory and/or legal requirements.
EXPOSURES
The Group has a zero risk appetite for material legal or regulatory breaches. The Group remains exposed to the evolving UK legal and regulatory landscape, such as changes to the regulatory framework and other changing regulatory standards as well as uncertainty arising from the current and future litigation landscape.
MEASUREMENT
Regulatory and legal risks are measured against a defined risk appetite metric, which is an assessment of material regulatory breaches and material legal incidents.
MITIGATION
The Group undertakes a range of key mitigating actions to manage regulatory and legal risk. These include the following:
•The Board has established a Group-wide risk appetite and metric for regulatory and legal risk
•Lloyds Banking Group policies and procedures set out the principles that should apply across Lloyds Bank Group which are aligned to the Lloyds Bank Group risk appetite. Mandated policies and processes require appropriate control frameworks, management information, standards and colleague training to be implemented to identify and manage regulatory and legal risk
•Divisions identify, assess and implement policy and regulatory requirements and establish local controls, processes, procedures and resources to ensure appropriate governance and compliance
•Divisions regularly produce management information to assist in the identification of issues and test management controls are working effectively
•Risk and Legal functions provide oversight, proactive support and constructive challenge to the business in identifying and managing regulatory and legal issues
•Risk division conducts thematic reviews to provide oversight of regulatory compliance
•Horizon scanning is conducted to identify and address changes in regulatory and legal requirements
•The Group engages with regulatory authorities and industry bodies on forthcoming regulatory changes, market reviews and investigations, ensuring programmes are established to deliver new regulation and legislation
•The Group has adapted quickly to evolving regulatory expectations due to cost of living pressures and continues to engage with regulatory authorities
MONITORING
Material risks are managed through the relevant business committees, with review and escalation through Group-level committees where appropriate, including the escalation of any material regulatory breaches or material legal incidents.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
STRATEGIC RISK
DEFINITION
Strategic risk is defined as the risk which results from:
•Incorrect assumptions about internal or external operating environments
•Failure to understand the potential impact of strategic responses and business plans on existing risk types
•Failure to respond or the inappropriate strategic response to material changes in the external or internal operating environments
EXPOSURES
The Group faces significant risks due to the changing regulatory and competitive environments in the financial services sector, with an increased pace, scale and complexity of change. Customer, shareholder and employee expectations continue to evolve, together with societal trends amid the recovery post COVID-19 and cost of living pressures.
Strategic risks can manifest themselves in existing principal risks or as new exposures which could adversely impact the Group and its businesses.
In considering strategic risks, a key focus is the interconnectivity of individual risks and the cumulative effect of different risks on the Group’s overall risk profile.
Lloyds Banking Group has invested in implementing a robust framework for the identification, assessment and quantification of strategic risks and their incorporation into business planning and strategic investment decisions. With Board support, in 2022 Lloyds Banking Group continued to invest in evolving its strategic risk management framework and embedding it into the Group’s day-to-day business operations.
MEASUREMENT
The Group assesses and monitors strategic risk implications as part of business planning and in its day-to-day activities, ensuring they respond appropriately to internal and external factors including changes to regulatory, macroeconomic and competitive environments. An assessment is made of the key strategic risks that are considered to impact the Group, leveraging internal and external information and the key mitigants or actions that could be taken in response.
2021 saw development of the Group’s quantitative risk assessment approach, assessing the:
•Connectivity of inherent risks, which can magnify their impact and severity
•Time horizons in respect of the crystallisation of impacts, should risks manifest
MITIGATION
The range of mitigating actions includes the following:
•Horizon scanning is conducted across the Group to identify potential threats, risks, emerging issues and opportunities and to explore future trends
•The Group’s business planning processes include formal assessment of the strategic risk implications of new business, product entries and other strategic initiatives
•The Group’s governance framework mandates individuals’ and committees’ responsibilities and decision-making rights, to ensure that strategic risks are appropriately reported and escalated
MONITORING
A review of the Group’s strategic risks is undertaken on an annual basis and the findings are reported to the Group and Board Risk Committees.
Risks, alongside their control effectiveness, are articulated and reported regularly to Group and Board Risk Committees.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
INVESTMENT PORTFOLIO, MATURITIES, DEPOSITS
MATURITIES AND WEIGHTED AVERAGE YIELDS OF INTEREST-BEARING SECURITIES
Financial assets at fair value through other comprehensive income and debt securities held at amortised cost
The weighted average yield for each range of maturities is calculated by dividing the annualised interest income prevailing at 31 December 2022 by the book value of securities held at that date.

	Maturing within one year		Maturing after one but within five years		Maturing after five but within ten years		Maturing after ten years
	Amount £m	Average yield %	Amount £m	Average yield %	Amount £m	Average yield %	Amount £m	Average yield %
Financial assets at fair value through other comprehensive income
US treasury and US government agencies	106	0.2	1,476	4.8	176	2.5	–	–
Other government securities	23	1.4	2,743	2.3	5,141	0.3	1,531	2.6
Asset-backed securities	23	4.0	47	4.1	9	4.1	59	4.8
Corporate and other debt securities	1,928	2.6	7,389	2.5	2,194	2.0	–	–
	2,080		11,655		7,520		1,590
Debt securities held at amortised cost
Government securities	–	–	247	3.0	–	–	–	–
Mortgage-backed securities	208	4.0	3,155	4.2	86	3.9	263	4.6
Other asset-backed securities	81	3.4	464	2.7	1,401	4.2	2	5.1
Corporate and other debt securities	248	2.9	1,176	2.6	–	–	8	–
	537		5,042		1,487		273
MATURITY ANALYSIS AND INTEREST RATE SENSITIVITY OF LOANS AND ADVANCES TO BANKS AND CUSTOMERS AND REVERSE REPURCHASE AGREEMENTS
The following table analyses the maturity profile and interest rate sensitivity of loans by type on a contractual repayment basis at 31 December 2022. All amounts are before deduction of impairment allowances. Demand loans and overdrafts are included in the ‘maturing in one year or less’ category.

	Maturing in one year or less £m	Maturing after one but within five years £m	Maturing after five but within fifteen years £m	Maturing after fifteen years £m	Total £m
Loans and advances to banks	7,052	1,317	3	–	8,372
Loans and advances to customers:
Mortgages	14,076	52,987	137,340	118,077	322,480
Other personal lending	4,693	6,126	288	14,992	26,099
Property companies and construction	6,875	12,428	4,623	997	24,923
Financial, business and other services	5,464	11,775	3,265	777	21,281
Transport, distribution and hotels	5,833	5,673	1,473	83	13,062
Manufacturing	1,568	1,413	268	62	3,311
Other	8,658	14,221	3,460	2,607	28,946
	47,167	104,623	150,717	137,595	440,102
Reverse repurchase agreements	35,752	3,507	–	–	39,259
Total loans	89,971	109,447	150,720	137,595	487,733
Of which:
Fixed interest rate	56,547	64,193	109,805	113,221	343,766
Variable interest rate	33,424	45,254	40,915	24,374	143,967
	89,971	109,447	150,720	137,595	487,733
DEPOSITS
The following tables show the details of the Group’s average customer deposits in each of the past three years.

	2022			2021			2020
IFRS	Closing balance £m	Average balance £m	Average rate %	Closing balance £m	Average balance £m	Average rate %	Closing balance £m	Average balance £m	Average rate %
Non-interest bearing demand deposits	131,730	132,111	–	131,014	119,712	–	116,214	95,629	–
Interest-bearing demand deposits	261,479	265,771	0.48	263,392	265,468	0.19	244,119	246,100	0.41
Other deposits	52,963	52,008	0.40	54,967	58,590	0.22	64,819	69,971	0.38
Total customer deposits	446,172	449,890	0.33	449,373	443,770	0.15	425,152	411,700	0.31

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
UNINSURED DEPOSITS
The following table gives details of the Group’s customer deposits which were not covered by any deposit protection scheme by time remaining to maturity.

	3 months or less £m	Over 3 months but within 6 months £m	Over 6 months but within 12 months £m	Over 12 months £m	Total £m
At 31 December 2022	180,326	972	1,559	1,786	184,643
At 31 December 2021	184,420	538	686	1,761	187,405
Total uninsured customer deposits have been calculated as the aggregate carrying value of the Group’s customer deposits less the insured deposit amounts as determined for regulatory purposes by the Group’s licensed deposit-takers, being those deposits eligible for protection under deposit protection schemes (principally the Financial Services Compensation Scheme in the UK). The maturity analysis for uninsured deposits has been estimated using the weighted-average maturity profile of the total customer deposits of each of the Group’s licensed deposit-takers.

CORPORATE GOVERNANCE
STATEMENT ON US CORPORATE GOVERNANCE STANDARDS
The Board is committed to the delivery of Lloyds Bank Group’s strategy which is underpinned by high standards of corporate governance designed to ensure consistency and rigour in its decision making. This report explains how those standards, in particular those laid down by the Financial Reporting Council in the Wates Corporate Governance Principles for Large Private Companies (the ‘Wates Code’), apply in practice to ensure that the Board and management work together for the long-term benefit of the Bank. The Wates Code can be found at www.frc.org.uk.
To assist the Board in carrying out its functions and to provide independent oversight of internal control and risk management, certain responsibilities are delegated to the Board’s Committees. The Board is kept up to date on the activities of the Committees through reports from each of the Committee Chairs. Terms of Reference for each of the Committees are available on the website www.lloydsbankinggroup.com. Information on the membership, role and activities of the Nomination and Governance Committee, the Audit Committee, the Board Risk Committee, the Remuneration Committee and the Responsible Business Committee can be found on pages 83 and 85.
As a non-US company with securities listed on the New York Stock Exchange (NYSE) the Bank is required to disclose any significant ways in which its corporate governance practices differ from those followed by domestic US companies listed on the NYSE. Key differences are set out below.
The NYSE corporate governance listing standards require domestic US companies to adopt and disclose corporate governance policies. For the Bank, the Nomination and Governance Committee sets the appropriate corporate governance principles and oversees the evaluation of the performance of the Board, its Committees and its individual members.
Under the NYSE corporate governance listing standards, the remuneration, nomination and governance committees of domestic US companies must be comprised of entirely independent directors. However for the Bank, the Remuneration Committee and the Nomination and Governance Committee include the Chair, with all other members being independent non-executive directors.
Board and Committee composition and attendance in 20221

Board Member	Date of appointment to Board	Board	Nomination and Governance Committee	Audit Committee	Board Risk Committee	Remuneration Committee	Responsible Business Committee
Robin Budenberg	October 2020	9/9 (C)	6/6 (C)			7/7	4/4
Charlie Nunn	August 2021	9/9
William Chalmers	August 2019	9/9
Alan Dickinson	September 2014	9/9	6/6	6/6	10/10	7/7 (C)	4/4
Sarah Bentley	January 2019	8/9[6]				6/7[6]
Brendan Gilligan	January 2019	9/9		6/6	10/10
Nigel Hinshelwood	January 2019	9/9	6/6	6/6	10/10	7/7
Sarah Legg	December 2019	9/9		6/6 (C)	10/10		4/4
Lord Lupton	June 2017	8/9[5]					4/4
Amanda Mackenzie	October 2018	9/9	6/6			6/7[5]	4/4 (C)
Harmeen Mehta	November 2021	9/9
Stuart Sinclair[2]	January 2016	4/4	2/2			2/3[5]	2/2
Cathy Turner[3]	November 2022	2/2				2/2
Scott Wheway[4]	August 2022	3/3	2/2		3/4[5]
Catherine Woods	March 2020	9/9		6/6	10/10 (C)	7/7
(C)Chair
1Where a director is unable to attend a meeting he/she receives papers in advance and has the opportunity to provide comments to the Chair of the Board or to the relevant Committee Chair.
2Stuart Sinclair retired from the Board on 12 May 2022.
3Cathy Turner joined the Board and the Remuneration Committee on 1 November 2022.
4Scott Wheway joined the Board, the Nomination and Governance Committee and the Board Risk Committee on 1 August 2022.
5Unable to attend due to a pre-existing commitment.
6Unable to attend due to unexpected circumstances.

CORPORATE GOVERNANCE
UK CORPORATE GOVERNANCE STATEMENT
In accordance with the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended by the Companies (Miscellaneous Reporting) Regulations 2018) (the ‘Regulations’), for the year ended 31 December 2022, the Bank has in its corporate governance arrangements applied the Wates Corporate Governance Principles for Large Private Companies (the ‘Principles’), which are available at www.frc.org.uk. The following section explains the Bank’s approach to corporate governance, and its application of the Principles.
High standards of corporate governance are central to achieving the strategy which has been set for the Bank. To this end a Corporate Governance Framework is in place for Lloyds Banking Group, the Bank, HBOS plc and Bank of Scotland plc, with all four companies sharing a common approach to governance. The framework is designed to meet the specific needs of each company, setting the approach and standards in respect of the Bank’s corporate governance practices, including addressing the matters set out in the Principles and the governance requirements of the operation of the Bank as part of Lloyds Banking Group’s Ring Fenced Bank.
This includes the matters reserved to the Board, and the matters the Board has chosen to delegate to management. Governance arrangements, including the Corporate Governance Framework, are reviewed at least annually to ensure they remain fit for purpose. The Board delegates further responsibilities to the Group Chief Executive, who is supported by the Group Executive Committee. The Corporate Governance Framework of the Bank further addresses the requirements of the Principles as discussed below.
Principle One – Purpose and Leadership
The Board is collectively responsible for the long term success of the Bank. It achieves this by agreeing the Bank’s strategy, within the wider strategy of Lloyds Banking Group, and overseeing delivery against it. The Board also assumes responsibility for the management of the culture, values and wider standards of the Bank, within the equivalent standards set by Lloyds Banking Group. The Board’s understanding of stakeholders’ interests is central to these responsibilities and informs key aspects of Board decision making.
Acknowledging the needs of all stakeholders is fundamental to the way the Bank operates, as is maintaining the highest standards of business conduct, which is a vital part of the corporate culture. The Bank’s approach is further influenced by our purpose to Help Britain Prosper, providing not only outstanding service to our customers, but also responding to the UK’s social and economic issues. To this end, the Board plays a lead role in establishing, promoting, and monitoring the Bank’s corporate culture and values, with the Corporate Governance Framework ensuring such matters receive the level of prominence in Board and executive decision making which they require. The Bank’s corporate culture and values align to those of Lloyds Banking Group.
Principle Two – Board Composition
The Bank is led by a Board comprising a non-executive Chair, independent non-executive directors and executive directors. The Board reviews its size and composition regularly and is committed to ensuring it has the right balance of skills and experience, with in respect of diversity, the Board meeting the recommendations of the Parker Review and aiming to meet all recommendations set out in the FTSE Women Leaders Review. The Board considers its current size and composition is appropriate to the Bank’s circumstances. New appointments are made on merit, taking account of the specific skills and experience, independence and knowledge needed to ensure a rounded board and the diversity benefits each candidate can bring overall.
The Board is supported by its committees, the operation of which are discussed below, which make recommendations to the Board on matters delegated to them. Each committee has written terms of reference setting out its delegated responsibilities. Each committee comprises non-executive directors with appropriate skills and experience and is chaired by an experienced chair. The committee Chairs report to the Board at the next Board meeting. The Board undertakes an annual review of its effectiveness, which provides an opportunity to consider ways of identifying greater efficiencies, ways to maximise strengths and highlights areas of further development. An externally facilitated evaluation of the Board’s effectiveness was undertaken during the course of the year, which concluded that the Board is adding value, with appropriate engagement and focus, a shared strategic perspective and significant attention to risk and control.
Principle Three – Director Responsibilities
The directors assume ultimate responsibility for all matters, and along with senior management are committed to maintaining a robust control framework as the foundation for the delivery of good governance, including the effective management of delegation through the Corporate Governance Framework. Policies are also in place in relation to potential conflicts of interest which may arise. All directors have access to the services of the company secretary, and independent professional advice is available to the directors at the expense of Lloyds Banking Group, where they judge it necessary to discharge their duties as directors.
The Board is supported by its committees which make recommendations on matters delegated to them under the Corporate Governance Framework. The management of all committees is in keeping with the basis on which meetings of the Board are managed, with open debate, and adequate time for members to consider proposals which are put forward. The Chair of the Board and each Board committee assumes responsibility with support from the company secretary for the provision to each meeting of accurate and timely information.
Principle Four – Opportunity and Risk
The Board oversees the development and implementation of the Bank’s strategy, within the context of the wider strategy of Lloyds Banking Group, which includes consideration of all strategic opportunities. The Board is also responsible for the long term sustainable success of the Bank, generating value for its shareholders and ensuring a positive contribution to society. The Board agrees the Bank’s culture, purpose, values and strategy, within that of Lloyds Banking Group, and agrees the related standards of the Bank, again within the relevant standards of Lloyds Banking Group. Further specific aims and objectives of the Board are formalised within the Corporate Governance Framework, which also sets out the matters reserved for the Board.
Strong risk management is central to the strategy of the Bank, which along with a robust risk control framework acts as the foundation for the delivery of effective management of risk. The Board agrees the Bank’s risk appetite and ensures the Bank manages risk effectively, delegating related authorities to individuals through the Corporate Governance Framework and the further management hierarchy. Board level engagement coupled with the direct involvement of senior management in risk issues ensures that escalated issues are promptly addressed, and remediation plans are initiated where required. The Bank’s risk appetite, principles, policies, procedures, controls and reporting are managed in conjunction with those of Lloyds Banking Group, and as such are regularly reviewed to ensure they remain fully in line with regulations, law, corporate governance and industry best practice. The Bank’s principal risks are discussed further on pages 28 to 30.

CORPORATE GOVERNANCE
Principle Five – Remuneration
The Remuneration Committee of the Board, alongside the Remuneration Committee of Lloyds Banking Group (the ‘Remuneration Committees’), assumes responsibility for the Bank’s approach to remuneration. This includes reviewing and making recommendations on remuneration policy as relevant to the Bank, ranging from the remuneration of directors and members of the executive to that of all other colleagues employed by the Bank. This includes colleagues where the regulators require the Bank to implement a specific approach to their remuneration, such as Senior Managers and other material risk takers. The activities of the Remuneration Committees extend to matters of remuneration relevant to subsidiaries of the Bank, where such subsidiary does not have its own remuneration committee. Certain members of the Lloyds Banking Group executive, including the Group Chief Executive, are authorised to act upon the decisions made by the Remuneration Committees, and to undertake such other duties relevant to remuneration as delegated to them.
Principle Six – Stakeholders
The Bank as part of Lloyds Banking Group operates under Lloyds Banking Group’s wider approach to responsible business, which acknowledges that the Bank has a responsibility to help address the economic, social and environmental challenges which the UK faces, and as part of this understand the needs of the Bank’s external stakeholders, including in the development and implementation of strategy.
Central to this is Lloyds Banking Group’s and the Bank’s purpose of Helping Britain Prosper. During the year there was particular focus on the deterioration in the UK’s economic outlook, in particular in the second half of the year. This involved considering the viewpoints of many of the Board’s key stakeholders, to determine how the Bank could best support the recovery.
In 2022 the Responsible Business Committee provided further oversight and support of Lloyds Banking Group’s and the Bank’s plans for embedding responsible business in the Bank’s core purpose.
Committees of the Board
The Board operates a number of Committees, composed of non-executive directors, with the responsibilities set out below.
Nomination and Governance Committee
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
Responsible Business Committee
Responsible for supporting the Board in overseeing policies, performance and priorities as a responsible business, for overseeing activities in relation to all stakeholders including customers, shareholders, colleagues, suppliers, the wider community and the environment, and supporting strategy and business plans by ensuring aspirations to be a trusted, responsible business are central to strategy.
Service Agreements
The service contracts of all current executive directors are terminable on 12 months’ notice from Lloyds Bank Group and six months’ notice from the individual. The Chair also has a letter of appointment. The Chair's engagement may be terminated on six months' notice by either party.
Letters of Appointment
The non-executive directors all have letters of appointment and are appointed for an initial term of three years after which their appointment may continue subject to an annual review. Non-executive directors may have their appointment terminated, in accordance with statute, regulation and the articles of association, at any time with immediate effect and without compensation.
The service contracts and letters of appointment are available for inspection at the Company’s registered office.
Termination payments
It is the Group’s policy that where notice pay continues to be payable after termination, it should be paid on a phased basis, mitigated in the event that alternative employment is secured in line with executive directors service contracts. Where it is appropriate to make a GPS award to the individual, this should relate to the period of actual service, rather than the full notice period. Any GPS payment will be determined on the basis of performance as for all continuing employees and will remain subject to performance adjustment (malus and clawback) and deferral.
Generally, on termination of employment, unvested GPS awards, Group Ownership Share awards, Long Term Share Plan awards, Long Term Incentive awards and other rights to payments will lapse except where termination falls within one of the reasons set out below. In the event of redundancy, the individual may receive a payment in line with statutory entitlements at that time. If an executive director is dismissed for gross misconduct, the executive director will receive normal contractual entitlements until the date of termination and all deferred GPS, Group Ownership Share, Long Term Share Plan and Long Term Incentive Plan awards will lapse.

CORPORATE GOVERNANCE

Termination payments
	Base salary	Fixed share award	Pension, benefits and other fixed remuneration
Resignation	Entitlement to base salary continues for full notice period. If employment is terminated prior to end of notice period, balance of notice pay is paid in monthly instalments, offset by earnings from any new employment during this period. If resignation to take up a new employment, base salary would continue during any period of garden leave but may then cease if early release date agreed.	Outstanding awards continue and are released at the normal time and the number of shares subject to the award in the current year will be reduced to reflect the date of termination.	Paid until date of termination including any period of leave required by the Group (subject to individual benefit scheme rules).

Redundancy or termination by mutual agreement	Entitlement to base salary continues for full notice period. If employment is terminated prior to end of notice period, balance of notice pay is paid in monthly instalments, offset by earnings from any new employment during this period.	Outstanding awards will normally continue and be released at the normal time and the number of shares subject to the award in the current year will be reduced to reflect the date of termination unless, in the case of mutual agreement, the Committee determines that exceptional circumstances apply in which case shares may be released on termination.	Paid until date of termination including any period of leave required by the Group (subject to individual benefit scheme rules).

Retirement/ill health,injury, permanent disability/death	Paid until date of retirement/death. For ill health, injury or permanent disability which results in the loss of employment, paid for the applicable notice period (including any period of leave required by the Group).	Outstanding awards will normally continue and be released at the normal time and the number of shares subject to the award in the current year will be reduced to reflect the date of termination except for (i) death where shares are released on the date of termination; or (ii) in the case of permanent disability the Committee determines that exceptional circumstances apply in which case shares may be released on the date of termination.	Paid until date of death/ retirement
(subject to individual benefit scheme rules). For ill health, injury, permanent disability, paid for the notice period including any period of leave required by the Group (subject to individual benefit scheme rules).

Change of control or merger	N/A	Outstanding awards will be payable on the date of the Change of Control and the number of shares subject to the award will be reduced to reflect the shorter accrual period. The Committee may decide that vested awards will be exchanged for (and future awards made over) shares in the acquiring company or other relevant company.	N/A

Other reason where the Committee determines that the executive should be treated as a good leaver	Entitlement to base salary continues for full notice period. If employment is terminated prior to end of notice period, balance of notice pay is paid in monthly instalments, offset by earnings from any new employment during this period.	Outstanding awards continue and are released at the normal time and the number of shares subject to the award in the current year will be reduced to reflect the date of termination.	Paid until date of termination including any period of leave required by the Group (subject to individual benefit scheme rules).

CORPORATE GOVERNANCE

Termination payments
	Group Performance Share (Annual bonus plan) [1,2,7]	Long Term Incentive Plan (Long term variable reward plan)[2,6,7]	Chair and Non-executive director fees[3]
Resignation	Unvested deferred GPS awards and entitlement to be considered for in-year award are forfeited on resignation[5].
Unvested awards lapse on date of leaving (or on notice of leaving) unless the Committee determines otherwise in exceptional circumstances that they will vest on the original vesting date (or exceptionally on the date of leaving).
Where the award is to vest it will be subject to the original performance conditions and time pro-rating (for months worked in the performance period). Malus and clawback will apply.
Paid until date of leaving Board.

Redundancy or termination by mutual agreement	For cases of redundancy, unvested deferred GPS awards are retained and in-year GPS awards are accrued until the date of termination (or the commencement of garden leave if earlier). Such awards would be subject to deferral, malus and clawback.
Awards vest on the original vesting date (or exceptionally on the date of leaving). Vesting is subject to the performance conditions and time pro-rating (for months worked in the performance period).
Malus and clawback provisions will continue to apply.
Paid until date of leaving Board.

Retirement/ill health, injury, permanent disability	Unvested deferred GPS awards are retained and in-year GPS awards are accrued until the date of termination (or the commencement of garden leave if earlier). Such awards would be subject to deferral, malus and clawback.
Awards vest on the original vesting date (or exceptionally on the date of leaving). Vesting is subject to the performance conditions and time pro-rating (for months worked in the performance period).
Malus and clawback provisions will continue to apply.
Paid until date of leaving Board.

Death	Unvested deferred GPS awards are retained and in-year GPS awards are accrued until the date of termination. Deferred GPS awards vest on death in cash, unless the Committee determines otherwise.	Awards vest in full on the date of death unless in exceptional circumstances the Remuneration Committee determines that the performance against targets set do not support full vesting.	Paid until date of leaving Board.

Change of control or merger	In-year GPS accrued up until date of change of control or merger (current year). Where there is a Corporate Event, deferred GPS awards vest to the extent and timing determined by the Committee in its absolute discretion.	Awards vest on date of event. Vesting is subject to the performance conditions and time pro-rating (for months worked in the performance period unless determined otherwise). The Committee may decide not to time pro-rate in its absolute discretion. Malus and clawback provisions will continue to apply. Instead of vesting, awards may be exchanged for equivalent awards over the shares of the acquiring company or another company or equivalent cash based awards.	Paid until date of leaving Board.

CORPORATE GOVERNANCE

Termination payments
	Group Performance Share (Annual bonus plan) [1,2,7]	Long Term Incentive Plan (Long term variable reward plan)[2,6,7]	Chair and Non-executive director fees[3]
Other reason where the Committee determines that the executive should be treated as a good leaver	Unvested deferred GPS awards retained and in-year GPS awards are accrued until the date of termination (or the commencement of garden leave if earlier). Deferred GPS awards vest in line with normal timeframes and are subject to malus and clawback. The Committee may allow awards to vest early if it considers it appropriate.	Awards vest on the original vesting date (or exceptionally on the date of leaving). Vesting is subject to the performance conditions and time pro-rating (for months worked in the performance period). Malus and clawback provisions will continue to apply.	Paid until date of leaving Board.

1    If any GPS is to be paid to the executive director for the current year, this will be determined on the basis of performance for the period of actual service, rather than the full notice period (and so excluding any period of leave required by the Group).
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
3    The Chair is entitled to six months’ notice.
4    The terms applicable on a cessation of employment to Group Ownership Share Awards are as shown on page 130 of the 2017 Remuneration Policy. The terms applicable on a cessation of employment to Long Term Share Plan awards as shown on page 124 of the 2020 Remuneration Policy
5    Clarifies that entitlement to consideration for in-year GPS award is forfeit on resignation.
6    In the event that performance conditions are required to be assessed prior to the normal vesting date in connection with the leaver event, the Committee retains discretion to make such an assessment on such basis as it considers appropriate.
7    Any awards which vest pursuant to a good leaver event will remain subject to any applicable post-vesting holding period
On termination, the executive director will be entitled to payment for any accrued holiday not taken as part of any period of garden leave calculated by reference to base salary and fixed share award.
The cost of legal, tax or other advice incurred by an executive director in connection with the termination of their employment and/or the cost of support in seeking alternative employment may be met up to a maximum of £100,000 (excl. VAT). Additional payments may be made where required to settle legal disputes, or as consideration for new or amended post-employment restrictions.
Where an executive director is in receipt of expatriate or relocation expenses at the time of termination (as at the date of the AGM no current executive directors are in receipt of such expenses), the cost of actual expenses incurred or benefits provided may continue to be reimbursed for up to 12 months after termination or, at the Group’s discretion, a one-off payment may be made to cover the costs of premature cancellation. The cost of repatriation may also be covered.

CORPORATE GOVERNANCE
INTERNAL CONTROL
Board responsibility
The Board is responsible for, and monitors, Lloyds Bank Group’s risk management and internal control systems. These are designed to facilitate effective and efficient operations and to ensure the quality and integrity of internal and external reporting and compliance with applicable laws and regulations. The Directors and senior management are committed to maintaining a robust control framework as the foundation for the delivery of effective risk management. The Directors acknowledge their responsibilities in relation to the Lloyds Bank Group’s risk management and internal control systems and for reviewing their effectiveness.
In establishing and reviewing the risk management and internal control systems, the Directors carried out a robust assessment of the principal risks facing the Bank, including those that would threaten its business model, future performance, solvency or liquidity and reputation, the likelihood of a risk event occurring and the costs of control. The process for identification, evaluation and management of the principal risks faced by Lloyds Bank Group is integrated into Lloyds Bank Group’s overall framework for risk governance. The risk identification, evaluation and management process also identifies whether the controls in place result in an acceptable level of risk. At the Lloyds Bank Group level, a consolidated risk report and risk appetite dashboard are reviewed and regularly debated by the executive Lloyds Bank Group Risk Committee, Board Risk Committee and the Board to ensure that they are satisfied with the overall risk profile, risk accountabilities and mitigating actions. The report and dashboard provide a view of Lloyds Bank Group’s overall risk profile, key risks and management actions, together with performance against risk appetite and an assessment of emerging risks which could affect Lloyds Bank Group’s performance over the life of the operating plan. Information regarding the main features of the internal control and risk management systems in relation to the financial reporting process is provided within the risk management report on pages 32 to 80. The Board concluded that Lloyds Bank Group’s risk management arrangements are adequate to provide assurance that the risk management systems put in place are suitable with regard to Lloyds Bank Group’s profile and strategy.
Control Effectiveness Review
All material controls are recorded and assessed on a regular basis in response to triggers or at least annually. Control assessments consider both the adequacy of their design and operating effectiveness. Where a control is not effective, the root cause is established and action plans implemented to improve control design or performance. Control Effectiveness against all residual risks is aggregated by risk category, reported and monitored via the monthly Key Risk Insights or Consolidated Risk Report (CRR). The Key Risk Insights/CRR are reviewed and independently challenged by the Risk Division and provided to the Risk Division Executive Committee and Lloyds Bank Group Risk Committee. On an annual basis, a point in time assessment is made for control effectiveness against each risk category. The RCSA System, Key Risk Insights or CRR are the sources used for this point in time assessment and a year on year comparison on control effectiveness is reported to the Board.
Reviews by the Board
The effectiveness of the risk management and internal control systems is reviewed at least annually by the Board and the Audit Committee, which also receives reports of reviews undertaken by the Risk Division and Lloyds Bank Group Internal Audit. The Audit Committee also considers reports received from the Bank’s external auditor, Deloitte LLP (which include details of significant internal control matters that they have identified), and has a discussion with the auditor at least once a year without executives present, to ensure that there are no unresolved issues of concern.
Lloyds Bank Group’s risk management and internal control systems are regularly reviewed by the Board and are consistent with the guidance on Risk Management, Internal Control and Related Financial and Business Reporting issued by the Financial Reporting Council and compliant with the requirements of CRD IV. They have been in place for the year under review and up to the date of the approval of the Annual Report. Lloyds Bank Group has achieved full compliance with BCBS 239 risk data aggregation and risk reporting requirements, and actively continues to maintain this status.
Auditor independence
Both the Lloyds Banking Group Board and the external auditor have policies and procedures designed to protect the independence and objectivity of the external auditor for Lloyds Banking Group plc and all of its subsidiary undertakings, including those entities within the Lloyds Bank Group. In 2021, the Lloyds Banking Group Audit Committee amended its policy to reflect the process for PwC resigning as auditor from each of the Lloyds Banking Group’s legal entities. No other substantive changes were made to the policy. To ensure that there is an appropriate level of oversight the Lloyds Banking Group Audit Committee approves the nature of services that the external auditor is permitted to perform and the policy sets a financial threshold above which it must approve in advance all non-audit engagements of the external auditor; the policy permits senior management to approve certain engagements for permitted services with fees for amounts below the threshold. The policy also details those services that the external auditor is prohibited from providing; these are consistent with the non-audit services which the FRC considers to be prohibited. The total amount of fees paid to the auditor for both audit and non-audit related services in 2022 is disclosed in note 10 to the financial statements.

CORPORATE GOVERNANCE
DISCLOSURE CONTROLS AND PROCEDURES
As of 31 December 2022, the Lloyds Bank Group, under the supervision and with the participation of the Lloyds Bank Group’s management, including the Group Chief Executive and the Chief Financial Officer, performed an evaluation of the effectiveness of the Lloyds Bank Group’s disclosure controls and procedures. Based on this evaluation, the Group Chief Executive and Chief Financial Officer concluded that the Bank’s disclosure controls and procedures, at 31 December 2022, were effective for gathering, analysing and disclosing with reasonable assurance the information that the Lloyds Bank Group is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. The Lloyds Bank Group’s management necessarily applied its judgement in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
There have been no changes in the Lloyds Bank Group’s internal control over financial reporting during the year ended 31 December 2022 that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting.
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
The management of Lloyds Bank plc assessed the effectiveness of the Bank’s internal control over financial reporting at 31 December 2022 based on the criteria established in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). Based on this assessment, management concluded that, as at 31 December 2022, the Bank’s internal control over financial reporting was effective.
Internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.
GOING CONCERN
The going concern of the Bank and the Lloyds Bank Group is dependent on successfully funding their respective balance sheets and maintaining adequate levels of capital. In order to satisfy themselves that the Bank and the Lloyds Bank Group have adequate resources to continue to operate for the foreseeable future, the Directors have considered a number of key dependencies which are set out in the risk management section under the Lloyds Bank Group’s principal risks: funding and liquidity on page 29 and pages 66 to 69 and capital position on pages 41 to 45. Additionally, the Directors have considered capital and funding projections for the Bank and the Lloyds Bank Group. Accordingly, the Directors conclude that the Bank and the Lloyds Bank Group have adequate resources to continue in operational existence for a period of at least 12 months from the date of approval of the financial statements and therefore it is appropriate to continue to adopt the going concern basis in preparing the accounts.

REGULATION
APPROACH OF THE FINANCIAL CONDUCT AUTHORITY (“FCA”)
Under FSMA (as amended by the Financial Services Act 2012), the FCA has a strategic objective to ensure that the relevant markets function well. In support of this, the FCA has three operational objectives: to secure an appropriate degree of protection for consumers; to protect and enhance the integrity of the UK financial system and to promote effective competition in the interests of consumers.
The FCA Handbook sets out rules and guidance across a range of conduct issues with which financial institutions are required to comply including high level principles of business and detailed conduct of business standards and reporting standards.
APPROACH OF THE PRUDENTIAL REGULATION AUTHORITY (“PRA”)
The PRA is part of the Bank of England, with responsibility for the prudential regulation and supervision. The PRA's strategy is to deliver a resilient financial sector by seeking: an appropriate quantity and quality of capital and liquidity; effective risk management; robust business models; and sound governance including clear accountability of firms’ management. This strategy supports its three statutory objectives: to promote the safety and soundness of these firms; to contribute to the securing of an appropriate degree of protection for policyholders (for insurers); and to act, so far as is reasonably possible, in a way which facilitates effective competition in the markets for services provided.
The PRA Rulebook sets out rules and guidance across a range of prudential matters which firms are required to comply with including areas such as fundamental rules; ring-fencing requirements; reporting and prudential treatments. The PRA will change a firm's business model if it judges that mitigating risk measures are insufficient. Further to the UK implementation of CRD V a legal requirement has been established in the FSMA that requires the PRA to authorise UK parent financial holding companies (FHC) or mixed financial holding companies (MFHC) that have at least one bank or designated relevant investment firm as a subsidiary. As a result Lloyds Banking Group plc, the Bank's immediate parent, has received authorisation to be recognised as the UK parent MFHC of the Group and is therefore responsible for ensuring prudential capital requirements are applied on a consolidated basis.
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
HM TREASURY
HM Treasury (HMT) is the government's economic and finance ministry, setting the direction of the UK's economic policy and working to achieve strong and sustainable economic growth. Its responsibilities include financial services policy such as banking and financial services regulation, financial stability, and ensuring competitiveness in the City; strategic oversight of the UK tax system; delivery of infrastructure projects across the public sector; and ensuring the economy is growing sustainably.
HMT is consulting on the Future Regulatory Framework, setting out proposals for adapting the UK financial services regulatory framework to ensure it remains fit for the future, and reflects position outside the EU.
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
BRITISH BANKERS RESOLUTION SERVICE
Lloyds Banking Group is also a member of the British Banking Resolution Service (BBRS). BBRS is a non-profit organisation set up to resolve disputes between eligible larger SME's and participating banks.
THE FINANCIAL SERVICES COMPENSATION SCHEME (“FSCS”)
The FSCS was established under the FSMA and is the UK’s statutory fund of last resort for customers of authorised financial services firms. Companies within the Group are responsible for contributing to compensation schemes in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers. The FSCS can pay compensation to customers if a firm is unable, or likely to be unable, to pay claims against it. The FSCS is funded by levies on firms authorised by the PRA and the FCA, including companies within the Group.
LENDING STANDARDS BOARD (''LSB'')
The LSB is responsible for overseeing the Standards of Lending Practice (for both personal and business customers). The Standards of Lending Practice for personal customers cover six main areas: product and service design; product sales; account maintenance and servicing; money management; financial difficulty; and customer vulnerability across key lending (current account overdrafts, credit cards, loans and chargecards) to consumers. The Standards of Lending Practice for business customers apply to business customers (including Asset Finance), which at the point of lending have an annual turnover of up to £25 million. The standards cover nine main areas: product information; product sale; declined applications; product execution; credit monitoring; treatment of customers in financial difficulty; business support units; portfolio management; and customers in vulnerable circumstances for products including loans, overdrafts, commercial mortgages, credit cards, and chargecards. The LSB is also responsible for overseeing the Contingent Reimbursement Model and Credit Card Market Study Remedies.
UK COMPETITION AND MARKETS AUTHORITY (“CMA”)
The objective of the CMA is to promote competition to ensure that markets work well for consumers, businesses and the economy. Through its five strategic goals (delivering effective enforcement; extending competition frontiers; refocusing competition protection; achieving professional excellence; and, developing integrated performance) the CMA impacts the banking sector in a number of ways, including powers to investigate and prosecute a number of criminal offences under competition law. In addition, the CMA is now the lead enforcer under the Unfair Terms in Consumer Contracts Regulations 1999. The Government is consulting on "reforming competition and consumer policy" which intends to provide new powers to the CMA.
UK INFORMATION COMMISSIONER’S OFFICE ("ICO")
The UK Information Commissioner’s Office is the UK's independent authority set up to uphold information rights in the public interest, promoting openness by public bodies and data privacy for individuals. The ICO is responsible for overseeing implementation of the Data Protection Act 2018 which enshrines the General Data Protection Regulation. This Act regulates, among other things, the lawful use of data relating to individual customers.

REGULATION
THE PAYMENTS SYSTEM REGULATOR (“PSR”)
The PSR is an independent economic regulator for the payment systems industry, which was launched in April 2015. Payment systems form a vital part of the UK’s financial system – they underpin the services that enable funds to be transferred between people and institutions. The purpose of PSR is to make payment systems work well for those that use them. The PSR is a subsidiary of the FCA, but has its own statutory objectives, Managing Director and Board. In summary its objectives are: (i) to ensure that payment systems are operated and developed in a way that considers and promotes the interests of all the businesses and consumers that use them; (ii) to promote effective competition in the markets for payment systems and services between operators, payment services providers and infrastructure providers; and (iii) to promote the development of and innovation in payment systems, in particular the infrastructure used to operate those systems.
COMPETITION REGULATION
The FCA obtained concurrent competition powers with the CMA on 1 April 2015 in relation to the provision of financial services in the UK, in addition to supplementing its existing competition objective. The FCA assesses markets across financial services to ascertain whether or not competition is working effectively in the best interests of consumers. In addition, the PRA also has a secondary objective under the Financial Services (Banking Reform) Act to, so far as reasonably possible, act in a way which facilitates effective competition. In July 2019, the CMA signed a memorandum of understanding with the FCA and the PSR, which sets out the arrangements for allocating cases, sharing information, dealing with confidentiality constraints, and pooling resources in relation to their concurrent objectives to promote competition.
In its final report from the 2021 "Strategic Review of Retail Banking Business Models" the FCA builds on the 2018 work and has found evidence of greater competition in Retail Banking, driving choice and lower prices for consumers and SMEs despite the pandemic. From its findings the FCA believes there remains significant room for further interventions to increase competition and innovation in retail banking, which are likely to be future areas of focus. The FCA also has an ongoing focus on high cost credit, and introduced new rules on overdraft pricing effective April 2020 (these aim to make overdrafts simpler, fairer and easier to manage), and new rules for credit card customers in persistent debt, where they are paying more in interest, fees and charges than they are paying off their balance. The FCA is currently evaluating the effectiveness of both new rules sets (overdraft evaluation findings expected March 2023) and may make further changes if the improved customer outcomes it set out to achieve are not being delivered.
In February 2020 the CMA published a state of competition report to raise the collective understanding of the level of, and the trends in, competition across the UK economy. The main aim of this work is to better measure and understand the state of the UK competition now and in the future. Thus, competition can directly benefit individual consumers and the economy as a whole through offering services and encouraging innovation and promoting efficiency, all of which can contribute to economic growth and productivity. This is particularly important given the need to support recovery in the economy following the COVID-19 pandemic and in the context of cost of living pressures.
The regulatory regime may lead to greater UK Government and regulatory scrutiny or intervention in the future, ranging from enforced product and service developments and payment system changes to significant structural changes. For example, HM Treasury is proposing the introduction of secondary objectives for the FCA and the PRA around international competitiveness, as part of the future Regulatory Framework Review. This could have a significant effect on the Group’s operations, financial condition or the business of the Group. There is an expectation that there will be reforms in 2023 to the UK's Competition and Consumer Law Regimes as part of the Digital markets, Competition and Consumer Bill which is currently making its way through parliament.
EU REGULATION
Following the UK's withdrawal from the EU, financial institutions operating in the UK are no longer directly subject to EU legislation, however, much of the EU legislation that previously applied to UK financial institutions has been incorporated into UK law through a process known as on-shoring. It is possible that over time the UK will depart from EU-derived financial regulatory standards. The Group will continue to monitor changes to legislation, providing specialist input on their drafting and assess the likely impact on its business.
See also “Regulatory and Legal Risks – Lloyds Bank Group faces risks associated with its compliance with a wide range of laws and regulations"and “Regulatory and Legal Risks – Lloyds Banking Group and its subsidiaries, including Lloyds Bank Group, are subject to resolution planning requirements, which could have an adverse impact on Lloyds Bank Group's business".
U.S. REGULATION
Lloyds Bank maintains a representative office in the U.S. As a result, the Company and its subsidiaries doing business or conducting activities in the U.S. are subject to oversight by the Federal Reserve Board.
The Company, the Bank, HBOS and Bank of Scotland plc are each treated as a bank holding company under the U.S. Bank Holding Company Act of 1956 ("BHC Act") and have elected to be a financial holding company. Financial holding companies may engage in a broader range of financial and related activities than are permitted to bank holding companies that do not maintain financial holding company status, including underwriting and dealing in all types of securities. A financial holding company and its depository institution subsidiaries must meet certain capital ratios and be deemed to be “well managed” for purposes of the Federal Reserve Board’s regulations. A financial holding company’s direct and indirect activities and investments in the U.S. are limited to those that are “financial in nature” or “incidental” or “complementary” to a financial activity, as defined in section 4(k)(4) of the BHC Act or determined by the Federal Reserve Board.
Bank holding companies and financial holding companies are also subject to approval requirements in connection with certain acquisitions or investments. For example, the Company is required to obtain the prior approval of the Federal Reserve Board before acquiring, directly or indirectly, the ownership or control of more than 5 per cent of any class of the voting shares of any U.S. bank or bank holding company.
A major focus of U.S. governmental policy relating to financial institutions in recent years has been combating money laundering and terrorist financing and enforcing compliance with U.S. economic sanctions, with serious legal and reputational consequences for any failures arising in these areas. Lloyds Bank Group engages, or has engaged, in a limited amount of business with counterparties in certain countries which the U.S. State Department designated during the reporting period as state sponsors of terrorism, including Iran, Syria, Cuba and North Korea. Lloyds Bank Group intends to engage in new business in such jurisdictions only in very limited circumstances where the Group is satisfied concerning legal, compliance and reputational issues. At 31 December 2022, Lloyds Bank Group did not believe that its business activities relating to countries designated as state sponsors of terrorism in 2022 were material to its overall business.
Lloyds Bank Group estimates that the value of its business in respect of such states represented less than 0.01 per cent of its total assets and, for the year ended December 2022, Lloyds Bank Group believes that the Group’s revenues from all activities relating to such states were less than 0.001 per cent of its total income. This information has been compiled from various sources within Lloyds Bank Group, including information manually collected from relevant business units, and this has necessarily involved some degree of estimate and judgement.

REGULATION
The Bank was registered as a swap dealer and as such, is subject to regulation and supervision by the Commodity Futures Trading Commission (“CFTC”) with respect to certain of its swap activities and registration with the National Futures Association (''NFA''), CFTC and NFA rules and regulations include requirements related to risk management practices, trade documentation and reporting, business conduct and recordkeeping, among others.
A new United States Presidential administration took office in 2021 and a new Congress took office in 2023, and either or both could impose new or modified requirements that materially impact the Company and its U.S. operations.
DISCLOSURE PURSUANT TO SECTION 219 OF THE IRAN THREAT REDUCTION AND SYRIA HUMAN RIGHTS ACT (ITRA)
Since the introduction of an enhanced financial sanctions policy, the Lloyds Bank Group has been proactive in reducing its dealings with Iran and Syria, and individuals and entities associated with these countries. There remain a small number of historic business activities which the Lloyds Bank Group has not yet been able to terminate for legal or contractual reasons.
Pursuant to ITRA Section 219, the Group notes that during 2022, its non-US affiliates, Lloyds Bank plc and Bank of Scotland plc, received or made payments involving entities owned or controlled by the Government of Iran as defined under section 560.304 of title 31, Code of Federal Regulations, and/or designated under Executive Order 13382 or 13224. In all cases, the payment was permitted under UK and EU sanctions legislation, specific authority was sought from and granted by HM Treasury, the UK’s Competent Authority to provide such authorisations or the payment(s) were credited to a blocked account, held in the name of the entity, in accordance with UK and EU sanctions legislation.
Gross revenues from these activities were approximately £6,000. Net profits from these activities were approximately £6,000.
The Lloyds Bank Group’s business activities, being reported below, are conducted in compliance with applicable laws in respect of Iran and Syria sanctions and, except as noted below, the Lloyds Bank Group intends to continue these historic activities until it is able to legally terminate the contractual relationships or to maintain/ manage them in accordance with prevailing sanctions obligations. The nature of these activities is as follows:
1.Limited and infrequent payments made to and received from entities directly or indirectly linked to the Government of Iran. Such payments are only made if they comply with UK regulation and legislation and/or licence from the U.S. Treasury Department’s Office of Foreign Assets Control.
2.Payments made to a blocked account in the name of Commercial Bank of Syria related to historic guarantees, entered into by the Lloyds Bank Group between 1997 and 2008, the majority of which relate to Bail Bonds for vessels. The Commercial Bank of Syria is designated under Executive Order 13382.
3.Lloyds Bank Group continues to provide payment clearing services to a UK based and UK authorised bank, one of whose account holders is an entity designated under Executive Order 13224 (although not by the UK or EU authorities). Lloyds Bank Group concludes from the nature of such payment clearing services that revenue and profit (if any) arising from indirectly providing such services to the designated entity is negligible and not material to the Lloyds Bank Group’s activities and in any event does not flow directly from the designated entity. To the extent that the activities of the designated entity and its UK authorised bank continue to comply with UK regulation and legislation, Lloyds Bank Group intends to continue its activities and keep them under review.

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
The table below sets out the interim and final dividends paid by the Bank for fiscal years 2018 through 2022.

	Final dividends for previous year paid during current year £m	Interim dividends £m	Total dividends £m
2018	–	11,022	11,022
2019	–	4,100	4,100
2020	–	–	–
2021	–	2,900	2,900
2022	–	–	–

ARTICLES OF ASSOCIATION OF LLOYDS BANK PLC
For information regarding the Articles of Association, please refer to the discussion under the corresponding section of the Annual Report on Form 20-F for the year ended 31 December 2021, filed with the SEC on 8 March 2022, which discussion is hereby incorporated by reference into this document.

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

RISK FACTORS
Set out below is a summary of certain risk factors which could affect Lloyds Bank Group’s future results and may cause them to differ from expected results materially. The factors discussed below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties that Lloyds Bank Group’s businesses face. This section should be read in conjunction with the more detailed information contained in this document, including as set forth in sections entitled “Business”, “Regulation” and “Operating and financial review and prospects”. For information on Lloyds Bank Group’s risk management policies and procedures, see “Operating and financial review and prospects — Risk Management”.
ECONOMIC AND FINANCIAL RISKS
1.Lloyds Bank Group’s businesses are subject to inherent and indirect risks arising from general macroeconomic conditions in the UK in particular, but also in the Eurozone, the U.S., Asia and globally
Lloyds Bank Group’s businesses are subject to inherent and indirect risks arising from general and sector-specific economic conditions in the markets in which it operates, particularly the UK, where Lloyds Bank Group’s earnings are predominantly generated, and its operations are concentrated. Whilst Lloyds Bank Group’s revenues are predominantly generated in the UK, Lloyds Bank Group does have some credit exposure in countries outside the UK even if it does not have a presence in all of these countries.
Globally inflation is reaching multi-decade highs, and with persistent geopolitical risks, economic outlooks in many regions have deteriorated. To avoid inflationary pressures from becoming entrenched, global central banks have had to accelerate monetary policy normalisation, thereby tightening financial conditions and raising risk of financial instability. While the tightening of monetary policy may require fiscal policy easing, financial vulnerabilities are elevated from governments, many with mounting debt, as well as non-bank financial institutions such as insurers, pension funds, hedge funds and mutual finds. Rising rates have added to stresses for entities with stretched balance sheets.
Any significant macroeconomic deterioration in the UK and/or other economies could lead to increased unemployment, reduced corporate profitability, reduced personal income levels, increased inflation, arising, among others, from Sterling’s depreciation, reduced UK Government and/or consumer expenditure, increased corporate, small and medium-sized enterprises (“SME”) or personal insolvency rates, increased tax rates, borrowers’ reduced ability to repay loans, increased tenant defaults, fluctuations in commodity prices and changes in foreign exchange rates, including Sterling depreciation. Any of these could have a material adverse effect on the results of operations, financial condition or prospects of Lloyds Bank Group.
The effects on the UK, European and global economies following the UK’s exit from the EU and the impact of the EU-UK Trade and Cooperation Agreement signed on 30 December 2020 (the “EU-UK TCA”) remain difficult to predict but may include economic and financial instability in the UK, Europe and the global economy, constitutional instability in the UK (including the possibility of a further Scottish independence referendum and a decision in favour of Scotland leaving the UK).
The recent and persistent acceleration of inflation in the UK which has been triggered by a number of factors including interruptions to the global supply chain caused by measures taken by various governments to control the spread of COVID-19, the impact on commodity prices from the war in Ukraine, labour shortages, absences and mismatches in skills resulting from the disruption of the pandemic and from workers leaving the UK following the UK’s exit from the EU, and rising energy costs could adversely impact Lloyds Bank Group’s retail and corporate customers and their ability to service their contractual obligations, including to Lloyds Bank Group (see "Economic and Financial Risks - Lloyds Bank Group's businesses are subject to risks relating to the COVID-19 pandemic" and "Economic and Financial Risks - Lloyds Bank Group's businesses are subject to inherent risks concerning borrower and counterparty credit quality which have affected and may adversely impact the recoverability and value of assets on Lloyds Bank Group's balance sheet").
Increases in the UK’s interest rates, necessitated by accelerating inflation may put pressure on household incomes and business costs, and could potentially adversely affect Lloyds Bank Group's profitability and prospects. Conversely, in the event of any further substantial weakening in the UK’s economic growth, the possibility of decreases in interest rates by the Bank of England (the "BoE") or sustained low or negative interest rates would put further pressure on Lloyds Bank Group’s interest margins and potentially adversely affect Lloyds Bank Group’s profitability and prospects.
In the Eurozone, the economic outlook also remains uncertain, with the region being most closely exposed to the impact of the war in Ukraine. High levels of private and public debt, continued weakness in the financial sector and reform fatigue remain a concern. Further monetary policy stimulus from the European Central Bank could undermine financial stability by encouraging a further build-up of unsustainable debt. Conversely, any tightening of policy could increase pressure on servicing high private and public debt levels. In addition, political uncertainty in the Eurozone, and fragmentation risk in the EU, could create financial instability and have a negative impact on the Eurozone and global economies. Any default on the sovereign debt of a Eurozone country and the resulting impact on other Eurozone countries, including the potential that some countries could leave the Eurozone, could materially affect the capital and the funding position of participants in the banking industry, including Lloyds Bank Group.
Moreover, the effects on the European, the UK and global economies of the exit of one or more EU member states from the Economic and Monetary Union, or the redenomination of financial instruments from the Euro to a different currency, are extremely uncertain and very difficult to predict and protect fully against in view of: (i) the potential for economic and financial instability in the Eurozone and possibly in the UK; (ii) the lasting impact on governments’ financial positions of the global financial crisis and the COVID-19 pandemic; (iii) the uncertain legal position; and (iv) the fact that many of the risks related to the business are totally, or in part, outside the control of Lloyds Bank Group. If any such events were to occur, they may result in: (a) significant market dislocation; (b) heightened counterparty risk; (c) an adverse effect on the management of market risk and, in particular, asset and liability management due, in part, to redenomination of financial assets and liabilities; (d) an indirect risk of counterparty failure; or (e) further political uncertainty in the UK or other countries, any of which could have a material adverse effect on the results of operations, financial condition or prospects of Lloyds Bank Group.
U.S. economic policies may have an adverse effect on both U.S. and global growth as well as global trade prospects. The expected continued tightening of US monetary policy may also have an adverse impact on the global economy.
Macroeconomic uncertainty in emerging markets in the wake of the COVID-19 pandemic and the inflationary effects of the war in Ukraine, in particular the slowdown of international trade and industrial production, as well as the high and growing level of debt and slowing growth in China may be exacerbated by attempts to de-risk its highly leveraged economy, or a devaluation of the Renminbi. External debt levels are higher now in emerging markets than before the global financial crisis, which could lead to higher levels of defaults and non-performing loans. The exit from highly accommodative U.S. monetary policy could intensify financial pressures on emerging markets.
Any adverse changes affecting the economies of the countries in which Lloyds Bank Group has significant direct and indirect credit exposures and any further deterioration in global macroeconomic conditions, including as a result of geopolitical events, global health issues, including the COVID-19 pandemic (see "Economic and Financial Risks – Lloyds Bank Group's businesses are subject to risks relating to the COVID-19 pandemic") or acts of war or terrorism, could have a material adverse effect on Lloyds Bank Group’s results of operations, financial condition or prospects. Increased tensions between members of the North Atlantic Treaty Organisation (NATO) and Russia over Ukraine and the imposition of sanctions, could have significant adverse economic effects on financial markets, economies and on energy costs, and may also result in

RISK FACTORS
increased cyber-attacks and an increase in costs associated with such cyber-attacks, all of which could have a material adverse effect on Lloyds Bank Group’s results of operations, financial condition or prospects. Any further deterioration in the relationship between the U.S. and China could also lead to an increase in tensions, with adverse economic effects for the global economy.
2.Lloyds Bank Group’s businesses are subject to inherent risks concerning liquidity and funding, particularly if the availability of traditional sources of funding such as retail deposits or the access to wholesale funding markets becomes more limited
Liquidity and funding continues to remain a key area of focus for Lloyds Bank Group and the industry as a whole. Like all major banks, Lloyds Bank Group is dependent on confidence in the short and long-term wholesale funding markets. Lloyds Bank Group relies on customer savings and transmission balances, as well as ongoing access to the global wholesale funding markets to meet its funding needs. The ability of Lloyds Bank Group to gain access to wholesale and retail funding sources on satisfactory economic terms is subject to a number of factors outside its control, such as liquidity constraints, general market conditions, regulatory requirements, the encouraged or mandated repatriation of deposits by foreign wholesale or central bank depositors and the level of confidence in the UK banking system.
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
In addition, medium-term growth in Lloyds Bank Group’s lending activities will rely, in part, on the availability of retail deposit funding on appropriate terms, which is dependent on a variety of factors outside Lloyds Bank Group’s control, such as general macroeconomic conditions and market volatility, the confidence of retail depositors in the economy, the financial services industry and Lloyds Bank Group, as well as the availability and extent of deposit guarantees. Increases in the cost of retail deposit funding will impact on Lloyds Bank Group’s margins and affect profit, and a lack of availability of retail deposit funding could have a material adverse effect on its future growth. Any loss in consumer confidence in Lloyds Bank Group could significantly increase the amount of retail deposit withdrawals in a short period of time. See “Economic and Financial Risks – Lloyds Bank Group’s businesses are subject to inherent and indirect risks arising from general macroeconomic conditions in the UK in particular, but also in the Eurozone, the U.S., Asia and globally"
Lloyds Bank Group makes use of central bank funding schemes such as the BoE’s Term Funding Scheme with additional incentives for SMEs (the "TFSME"). Following the closure of this scheme in 2021, Lloyds Bank Group will have to replace matured drawings in 2025-2027, which could cause an increased dependence on term funding issuances. If the wholesale funding markets were to suffer stress or central bank provision of liquidity to the financial markets is abruptly curtailed, or Lloyds Bank Group’s credit ratings are downgraded, it is possible that wholesale funding will prove more difficult to obtain.
Any of the refinancing or liquidity risks mentioned above, in isolation or in concert, could have a material adverse effect on Lloyds Bank Group’s results or operations and its ability to meet its financial obligations as they fall due.
3.A reduction in Lloyds Bank's longer-term credit rating could materially adversely affect Lloyds Bank Group’s results of operations, financial condition or prospects
Rating agencies regularly evaluate Lloyds Banking Group, the Bank and their respective rated subsidiaries, and their ratings of longer-term debt are based on a number of factors which can change over time, including Lloyds Bank Group’s financial strength as well as factors not entirely within its control, such as conditions affecting the financial services industry generally, and the legal and regulatory frameworks affecting its legal structure, business activities and the rights of its creditors. In light of the difficulties in the financial services industry and the financial markets, there can be no assurance that the Bank or its rated subsidiaries will maintain their current ratings. The credit rating agencies may also revise the ratings methodologies applicable to issuers within a particular industry or political or economic region. If credit rating agencies perceive there to be adverse changes in the factors affecting an issuer’s credit rating, including by virtue of change to applicable ratings methodologies, the credit rating agencies may downgrade, suspend or withdraw the ratings assigned to an issuer and/or its securities. Downgrades of either Lloyds Banking Group's longer-term credit rating or the Bank and its rated subsidiaries’ longer-term credit rating could lead to additional collateral posting and cash outflow, significantly increase the Bank's borrowing costs, limit its issuance capacity in the capital markets and weaken Lloyds Bank Group’s competitive position in certain markets.
4.Lloyds Bank Group’s businesses are inherently subject to the risk of market fluctuations, which could have a material adverse effect on the results of operations, financial condition or prospects of Lloyds Bank Group
Lloyds Bank Group’s businesses are inherently subject to risks in financial markets including changes in, and increased volatility of, interest rates, inflation rates, credit spreads, foreign exchange rates, commodity, equity, bond and property prices and the risk that its customers act in a manner which is inconsistent with Lloyds Bank Group’s business, pricing and hedging assumptions. Movements in these markets will continue to have a significant impact on Lloyds Bank Group in a number of key areas.
For example, adverse market movements have had, and will likely continue to have, an adverse effect, upon the financial condition of the defined benefit pension schemes of Lloyds Bank Group. The schemes’ main exposures are to real rate risk and credit spread risk. These risks arise from two main sources: the “AA” corporate bond liability discount rate and asset holdings.
In addition, Lloyds Bank Group’s banking and trading activities are also subject to market movements. For example, changes in interest rate levels, yield curves and spreads affect the interest rate margin realised between lending and borrowing costs. The potential for future volatility and margin changes remains. Competitive pressures on fixed rates or product terms in existing loans and deposits may restrict Lloyds Bank Group in its ability to change interest rates applying to customers in response to changes in official and wholesale market rates.
Changes in foreign exchange rates, including with respect to the U.S. dollar and the Euro, may also have a material adverse effect on Lloyds Bank Group’s financial position and/or forecasted earnings.

RISK FACTORS
5.Market conditions have resulted, and are expected to result in the future, in material changes to the estimated fair values of financial assets of Lloyds Bank Group, including negative fair value adjustments
Lloyds Bank Group has exposures to securities, derivatives and other investments, including asset-backed securities, structured investments and private equity investments that are recorded by Lloyds Bank Group at fair value, which may be subject to further negative fair value adjustments in view of the volatile global markets and challenging economic environment, including as a result of the COVID-19 pandemic. See "Economic and Financial Risks - Lloyds Bank Group's businesses are subject to risks relating to the COVID-19 pandemic".
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
6.Any tightening of monetary policy in jurisdictions in which Lloyds Bank Group operates could affect the financial condition of its customers, clients and counterparties, including governments and other financial institutions
Quantitative easing measures implemented by major central banks, adopted alongside record low interest rates to support recovery from the global financial crisis and, the COVID-19 pandemic, helped to loosen financial conditions and reduced borrowing costs. These measures may have supported liquidity and valuations for asset classes that are vulnerable to rapid price corrections as financial conditions tighten, potentially causing losses to investors and increasing the risk of default on Lloyds Bank Group’s exposure to these sectors.
Monetary policy in the UK and in the markets in which Lloyds Bank Group operates has been highly accommodative in recent years and even more so as a result of the COVID-19 pandemic. However, there remains considerable uncertainty as to the pace of change in withdrawing monetary stimulus and further increases in interest rates as set by the BoE and other major central banks. Recent rises in inflation in developed countries have prompted an earlier and/or larger than expected tightening of monetary policy with the associated risk of slowing economic recovery.
In the UK, monetary policy has further been supported by the BoE and HM Treasury “Funding for Lending” scheme (which closed in January 2018), the “Help to Buy” scheme (which closed in November 2019), the “Term Funding Scheme” (which closed in February 2018) and the purchase of corporate bonds in the UK. In response to the COVID-19 pandemic, the UK Government and the BoE adopted a series of financial measures to help offset the economic disruption caused by efforts to contain the spread of the virus. These included a package of government-backed and guaranteed loans to support businesses. These included a joint HM Treasury and BoE lending facility, the Covid Corporate Financing Facility ("CCFF") designed to support liquidity among larger firms, as well as the CBILS for small and medium-sized enterprises run by the British Business Bank. Further support was also provided through the CLBILS and the BBLS. The CCFF scheme closed to new applications on 31 December 2020, whilst the CBILS, CLBILS and BBLS closed to new applications on 31 March 2021. The Recovery Loan Scheme ("RLS") was subsequently launched on 6 April 2021, providing access to finance for businesses recovering from the effects of the pandemic. However, such a long period of stimulus and support has increased uncertainty over the impact of its future reduction, which could lead to a risk of higher borrowing costs in wholesale markets, higher interest rates for retail borrowers, generally weaker than expected growth, or even contracting GDP, reduced business and consumer confidence, higher levels of unemployment or underemployment, adverse changes to levels of inflation and falling property prices in the markets in which Lloyds Bank Group operates, and consequently to an increase in delinquency rates and default rates among its customers. Rapid increases in inflation and reduced monetary stimulus and the actions and commercial soundness of other financial institutions have the potential to impact market liquidity. The adverse impact on the credit quality of Lloyds Bank Group’s customers and counterparties, coupled with a decline in collateral values, could lead to a reduction in recoverability and value of Lloyds Bank Group’s assets and higher levels of expected credit loss allowances, which could have an adverse effect on its operations, financial condition or prospects.
7.Lloyds Bank Group's businesses are subject to risks relating to the COVID-19 pandemic
Whilst the UK is now living with COVID-19 and has lifted all restrictions, the highly contagious nature of certain COVID-19 variants shows that new and even more harmful variants of COVID-19 may continue to adversely impact public health and the economy in the future. Any further deterioration in macroeconomic conditions (both globally and in the UK) as a result of COVID-19 and any restrictions imposed to address COVID-19 related developments (including by countries who have yet to fully ease restrictions or those that may re-introduce restrictions), could continue to adversely affect Lloyds Bank Group’s results of operations, financial condition or prospects for a number of years.
The widespread disruption to normal patterns of business activity across the world, from the COVID-19 pandemic has subsided with the help of vaccination programmes. Monetary policy loosening supported asset valuations across many financial markets, but longer-term impacts on consumer demand and behaviours, inflation, interest rates, credit spreads, foreign exchange rates and commodity, equity and bond prices remain unclear.
Emergency measures to slow the spread of COVID-19 across the world brought about rapid deterioration in economic growth across all countries and regions, directly adversely impacting the UK through many channels, including trade and capital flows. This may have a lasting negative impact on the future path of global GDP ('scarring'), through its impact on the human and physical capital accumulation, and supply chain disruption. Both private and public sector debt have risen significantly. Continued deterioration of public finances could result in a sovereign downgrade that could also impact the credit ratings of Lloyds Bank Group. Rating downgrades could have a material adverse impact on Lloyds Bank Group’s ability to raise funding in the wholesale markets (see “Economic and Financial Risks - A reduction in Lloyds Bank's longer-term credit rating could materially adversely affect Lloyds Bank Group’s results of operations, financial condition or prospects").
Furthermore, the economic impact of the COVID-19 pandemic, including increased levels of unemployment, labour shortages, inflationary pressures, loss of consumer confidence in the economy, recessionary conditions, the withdrawal of emergency support measures, corporate insolvencies and business failures, and other disruptions as a result of COVID-19 (as exacerbated by current macro-economic conditions) could adversely impact Lloyds Bank Group’s retail or corporate customers and their ability to service their contractual obligations, including to Lloyds Bank Group. Adverse changes in the credit quality of Lloyds Bank Group’s borrowers and counterparties or collateral held in support of exposures, or in their behaviour, may reduce the value of Lloyds Bank Group’s assets and materially increase its write-downs and allowances for impairment losses. This could have a material adverse effect on Lloyds Bank Group’s results of operations, financial condition or prospects.
The effect of the COVID-19 pandemic on emerging markets increases the risks already identified from the slowdown of growth and trade, with limited capacity to respond effectively to the crisis, impacting growth and potentially increasing the risk of default on debt.

RISK FACTORS
Governments, central banks and regulators across the world have taken significant action to address this economic impact, which initially led to a deep recession in the UK and globally. Governments have been and are likely to continue to be judged for their policy responses to the pandemic. This could result in political upheaval and destabilise governments and political movements.
In addition to providing support under government support schemes, Lloyds Bank Group has taken specific measures to alleviate the impact on Lloyds Bank Group's customers or borrowers, including payment holidays, which, taken together with lower interest rates and restrictions on fees associated with certain products, may have an adverse impact on Lloyds Bank Group's results of operations, financial conditions or prospects. Additionally, although the UK Government and the BoE have provided certain guarantees to banks relating to lending schemes that have been initiated to support businesses through the COVID-19 pandemic, there is a risk that in some circumstances, Lloyds Bank Group may not be able to claim under the guarantees, or the claim may be rejected, if, for example, it later transpires that all terms and conditions under the relevant guarantee scheme were not met when the lending was originated.
Specific measures may be taken by regulators to address potential capital and liquidity stress, which could limit Lloyds Bank Group’s flexibility to manage its business and its capital position.
As a result of the COVID-19 pandemic, the potential for conduct and compliance risks (see “Business and Operational Risks – Lloyds Bank Group is exposed to conduct risk”) as well as operational risks materialising has increased, notably in the areas of cyber, fraud, people, technology, operational resilience and where there is reliance on third-party suppliers.
Any and all such events described above could have a material adverse effect on Lloyds Bank Group’s business, financial condition, results of operations, prospects, liquidity, capital position and credit ratings (including potential changes of outlooks or ratings), as well as on its customers, borrowers, counterparties, employees and suppliers.
8.Lloyds Bank Group’s businesses are subject to inherent risks concerning borrower and counterparty credit quality which have affected and may adversely impact the recoverability and value of assets on Lloyds Bank Group’s balance sheet
Lloyds Bank Group has exposures to many different products, counterparties, obligors and other contractual relationships and the credit quality of its exposures can have a significant impact on its earnings. Credit risk exposures are categorised as either “retail” or “corporate” and reflect the risks inherent in Lloyds Bank Group’s lending and lending-related activities.
Adverse changes in the credit quality of Lloyds Bank Group’s UK and/or international borrowers and counterparties or collateral held in support of exposures, or in their behaviour or businesses, may reduce the value of Lloyds Bank Group’s assets and materially increase its write-downs and allowances for impairment losses. Credit risk can be affected by a range of factors outside Lloyds Bank Group’s control, which include but are not limited to an adverse economic environment, the effect of the UK’s withdrawal from the EU and the operation of the EU-UK TCA, increased unemployment, reduced UK and global consumer and/or government spending and benefits, and changes in consumer and customer demands and requirements, reduced income levels, decreased consumer confidence, reduced corporate profits, labour shortages, knock-on impact of the war in Ukraine including, but not limited to, supply constraints and rising energy and commodity costs, which are contributing to high and persistent inflation increasing and/or sustained high interest rates, changes in the credit rating of individual counterparties, over-indebtedness and the debt levels of individual contractual counterparties, increased personal or corporate insolvency levels, changes to insolvency regimes which make it harder to enforce against counterparties, counterparty challenges to the interpretation or validity of contractual arrangements, reduced asset values, falling stock and bond/other financial markets, changes in interest rates or foreign exchange rates, an increase in credit spreads, negative reputational impact or direct campaigns which adversely impact customers, industries or sectors and any external factors of a political, legislative, environmental or regulatory nature, including changes in accounting rules and changes to tax legislation and rates.
In particular, Lloyds Bank Group has exposure to concentration risk where its business activities focus particularly on a single obligor, related/connected group of obligors or a similar type of customer (borrower, sovereign, financial institution or central counterparty), product, industrial sector or geographic location, including the UK.
Lloyds Bank Group’s credit exposure includes residential mortgage lending (in the UK and, to a lesser extent, the Netherlands) and commercial real estate lending, including lending secured against secondary and tertiary commercial property assets in the UK. As a result, decreases in residential or commercial property values, reduced rental payments and/or increases in tenant defaults are likely to lead to higher impairment charges, which could materially affect Lloyds Bank Group's results of operations, financial condition or prospects. Risks to the housing market are growing because of rising mortgage rates and tightening lending standards, which may result in adjustments to housing valuations. Rising interest rates could lead to 'payment shock' for borrowers on a variable rate mortgage or whose fixed rate mortgages are due to expire, with a second order impact for renters as landlords may increase rents. An increase in housing costs could make current customer borrowing unaffordable, leading to an increase in defaults and higher impairment charges on secured and unsecured retail exposures. The COVID-19 pandemic initially led to some uncertainty in asset valuations and, whilst this may persist for some time, policy support and a sharp rise in accumulated private sector savings may be contributing to unsustainable asset valuation growth in some markets. Growth in UK house prices has been especially strong; raising the risk that subsequent revaluations could have potentially negative consequences for Lloyds Bank Group. Additionally, COVID-19 has led to, and may lead to as yet unknown, structural changes in the risk profile of a number of counterparties and/or sectors, including but not limited to commercial real estate, retail, hospitality, leisure and transportation, driven largely by evolving changes in consumer behaviour, working patterns, supply chains, government policy and infrastructure. Lloyds Bank Group also has significant credit exposure to certain individual counterparties in higher risk and cyclical asset classes and sectors (such as commercial real estate, financial intermediation, manufacturing, leveraged lending, oil and gas and related sectors, hotels, commodities trading, automotive and related sectors, construction, agriculture, consumer-related sectors (such as retail, passenger transport and leisure), house builders and outsourcing services). All sectors, including vulnerable sectors, may also feel the pressure from a number of heightened risk drivers, including higher energy costs. Lloyds Bank Group’s retail customer portfolios will remain strongly linked to the UK economic environment, with house price deterioration, unemployment increases, inflationary pressures, consumer over-indebtedness and prolonged low or rising interest rates among the factors that may impact secured and unsecured retail credit exposures. Deterioration in used vehicle prices, including as a result of changing consumer demand or the transition of the motor sector from vehicles with internal combustion engines to electric vehicles, could result in increased provisions and/or losses and/or accelerated depreciation charges.
In addition, climate change is likely to have a significant impact on many of Lloyds Bank Group’s customers, as well as on various industry sectors that Lloyds Bank Group operates in. There is a risk that borrower and counterparty credit quality and collateral/asset valuations could be adversely affected as a result of these changes. See also “Business and Operational Risks - Lloyds Bank Group is subject to the financial and non-financial risks related with Environmental, Social and Governance (ESG) matters, for example, climate change and human rights issues”.
Lloyds Bank Group’s corporate lending portfolio also contains substantial exposure to large and mid-sized, public and private companies. These exposures may give rise to single name concentration and risk capital exposure. In addition to exposures to sectors that have experienced cyclical weakness in recent years, the portfolio also contains exposures to sectors that have been significantly impacted by the COVID-19 pandemic, most notably consumer facing sectors such as travel, transportation, non-essential retail and hospitality. Corporate customers, particularly those in consumer facing sectors, are likely to be further impacted by a reduction in discretionary consumer spending in the face of higher inflation and increasing interest rates. Rising rates also increases refinance risk across the Group's portfolios. Recent depreciation of

RISK FACTORS
Sterling has resulted in increased costs for customers, particularly those with little or no hedging arrangements and those heavily reliant on imports. Lloyds Bank Group's corporate and financial institution portfolios are also susceptible to "fallen angel" risk, that is, the probability of significant default increases following material unexpected events, and to risks related to the impact of the COVID-19 pandemic, resulting in the potential for large losses. As in the UK, Lloyds Bank Group’s lending business overseas is also exposed to a small number of long-term customer relationships and these single name concentrations place Lloyds Bank Group at risk of loss should default occur.
Any disruption to the liquidity or transparency of the financial markets may result in Lloyds Bank Group’s inability to sell or syndicate securities, loans or other instruments or positions held (including through underwriting), thereby leading to concentrations in these positions. These concentrations could expose Lloyds Bank Group to losses if the mark-to-market value of the securities, loans or other instruments or positions declines causing Lloyds Bank Group to take write-downs. Moreover, the inability to reduce Lloyds Bank Group’s positions not only increases the market and credit risks associated with such positions, but also increases the level of risk-weighted assets on Lloyds Bank Group’s balance sheet, thereby increasing its capital requirements and funding costs, all of which could materially adversely affect Lloyds Bank Group’s results of operations, financial condition or prospects. Financial markets turbulence could result in reductions in the value of financial collateral, requiring counterparties to post additional funds. Instances where counterparties are unable to meet these margin calls, whether due to operational issues, failure of Lloyds Bank Group's counterparties receiving funds expected from their own counterparties or a lack of borrower liquidity, could place Lloyds Bank Group at risk of loss should default occur.
Providing support to customers under the COVID-19 government schemes meant that Lloyds Bank Group extended its lending risk appetite in line with the various scheme guidelines at the time and, despite the protection offered by the UK Government’s or by the BoE’s guarantees, as applicable, in respect of the schemes, this may lead to additional losses. These schemes (Bounce Back Loans Scheme ("BBLS"), Coronavirus Business Interruption Loan Scheme ("CBILS") and Coronavirus Large Business Interruption Loan Scheme ("CLBILS")) closed to new applications on 31 March 2021.
Repayments on government lending scheme loans commenced from the second quarter of 2021. However, BBLS benefits from Pay As You Grow options which may materially delay repayments through, for example, extended payment holidays, and have the potential to delay recognition of customer financial difficulties.
With the exception of COVID-19 related payment holidays provided to retail customers and lending provided through certain government support schemes, including the BBLS (which provided support of up to £50,000 for smaller businesses) in respect of which no credit assessment was undertaken, all lending decisions, and decisions related to other exposures (including, but not limited to, undrawn commitments, derivative, equity, contingent and/or settlement risks), are dependent on Lloyds Bank Group’s assessment of each customer’s ability to repay and the value of any underlying security. Such assessments may also take into account future forecasts, which may be less reliable due to the uncertainty of their likely accuracy and probability. There is an inherent risk that Lloyds Bank Group has incorrectly assessed the credit quality and/or the ability or willingness of borrowers to repay, possibly as a result of incomplete or inaccurate disclosure by those borrowers or as a result of the inherent uncertainty that is involved in the exercise of constructing and using models to estimate the risk of lending to counterparties.
In addition, observed credit quality of the portfolios is likely to have been influenced by the significant support provided during the COVID-19 pandemic, including the government lending schemes, which may have distorted underlying credit risks in the portfolio and may lead to increases in arrears and/or defaults which remain unidentified. This may result in additional impairment charges if the forward-looking economic scenarios used to raise expected credit loss allowances have not adequately captured the impact of the withdrawal of the temporary support measures.
9.Lloyds Bank Group’s defined benefit pension schemes are subject to longevity risks
Lloyds Bank Group's defined benefit pension schemes are exposed to longevity risk. Increases in life expectancy (longevity) beyond current allowances will increase the period over which pension scheme benefits are paid and may adversely affect Lloyds Bank Group's financial condition and results of operations.
10.Lloyds Bank Group may be required to record Credit Value Adjustments, Funding Value Adjustments and Debit Value Adjustments on its derivative portfolio, which could have a material adverse effect on its results of operations, financial condition or prospects
Lloyds Bank Group continually seeks to limit and manage counterparty credit risk exposure to market counterparties. Credit Value Adjustment (“CVA”) and Funding Value Adjustment (“FVA”) reserves are held against uncollateralised derivative exposures and a risk management framework is in place to mitigate the impact on income of reserve value changes. CVA is an expected loss calculation that incorporates current market factors including counterparty credit spreads. FVA reserves are held to capitalise the cost of funding uncollateralised derivative exposures. Lloyds Bank Group also calculates a Debit Value Adjustment to reflect own credit spread risk as part of the fair value of derivative liabilities.
Deterioration in the creditworthiness of financial counterparties, or large adverse financial market movements could impact the size of CVA and FVA reserves and result in a material charge to Lloyds Bank Group’s profit and loss account which could have a material adverse effect on its results of operations, financial condition or prospects.
11.Lloyds Bank Group is exposed to risks related to the uncertainty surrounding the integrity and continued existence of reference rates
Reference rates and indices, including interest rate benchmarks, which are used to determine the amounts payable under financial instruments or the value of such financial instruments (“Benchmarks”), have, in recent years, been the subject of political and regulatory scrutiny as to how they are created and operated. This has resulted in regulatory reform and changes to existing Benchmarks, the progressive transition of existing and future activity to reference different rates and indices, with further changes anticipated.
These reforms and changes may cause a Benchmark to perform differently than it has done in the past or to be discontinued. At this time, it is not possible to predict the final impact (including conduct, operational and financial impacts) of any such reforms and changes, any establishment of alternative reference rates or any other reforms to these reference rates that may be enacted, including the potential or actual discontinuance of publication of any Benchmark, any transition away from any Benchmark or ongoing reliance on any Benchmark for some legacy products.
Uncertainty as to the nature of such potential changes, alternative reference rates (including, without limitation, SONIA, €STR, SARON and SOFR or term versions of those rates) or other reforms may adversely affect a broad array of financial products, including any Benchmark-based securities, loans and derivatives that are included in Lloyds Bank Group’s financial assets and liabilities, that use these reference rates and may impact the availability and cost of hedging instruments and borrowings. During the transition to the new reference rates and/or when these reference rates are no longer available, Lloyds Bank Group may incur additional expenses in effecting the transition from such reference rates, and may be subject to disputes, which could have an adverse effect on its results of operations. In addition, it can have important operational impacts through Lloyds Bank Group's systems and infrastructure as all systems will need to account for the changes in the reference rates. Any of these factors may have a material adverse effect on its results of operations, financial condition or prospects.

RISK FACTORS
REGULATORY AND LEGAL RISKS
1.Lloyds Bank Group and its businesses are subject to substantial regulation and oversight. Adverse legal or regulatory developments could have a material adverse effect on Lloyds Bank Group’s business, results of operations, financial condition or prospects
Lloyds Bank Group and its businesses are subject to legislation, regulation, court proceedings, policies and voluntary codes of practice in the UK, the EU and the other markets in which it operates. Adverse legal or regulatory developments could have a material adverse effect on Lloyds Bank Group’s business, results of operations, financial condition or prospects which are beyond its control, including:
(i)external bodies applying or interpreting standards, laws, regulations or contracts differently to Lloyds Bank Group;
(ii)changes to the prudential regulatory environment;
(iii)changes in competitive and pricing environments, including markets investigations, or one or more of Lloyds Bank Group’s regulators intervening to mandate the pricing of Lloyds Bank Group’s products as a consumer protection measure;
(iv)one or more of Lloyds Bank Group’s regulators intervening to prevent or delay the launch of a product or service, or prohibiting an existing product or service;
(v)further requirements relating to financial reporting, corporate governance, corporate structure and conduct of business and employee compensation;
(vi)expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership;
(vii)changes to regulation and legislation relating to economic and trading sanctions, money laundering and terrorist financing;
(viii)developments in the international or national legal environment resulting in regulation, legislation and/or litigation targeting entities such as Lloyds Bank Group for investing in, or lending to, organisations deemed to be responsible for, or contributing to, climate change; and
(ix)regulatory changes which influence business strategy, particularly the rate of growth of the business, or which impose conditions on the sales and servicing of products which have the effect of making such products unprofitable or unattractive to sell.
These laws and regulations include increased regulatory oversight, particularly in respect of conduct issues, data protection, product governance and prudential regulatory developments, including ring-fencing.
Unfavourable developments across any of these areas, both in and outside the UK, as a result of the factors above could materially affect Lloyds Bank Group’s ability to maintain appropriate liquidity, increase its funding costs, constrain the operation of its business and/or have a material adverse effect on its business, results of operations and financial condition.
2.Lloyds Bank Group faces risks associated with its compliance with a wide range of laws and regulations
Lloyds Bank Group is exposed to risk associated with compliance with laws and regulations, including:
(i)certain aspects of Lloyds Bank Group’s activities and business may be determined by the relevant authorities, regulatory bodies or the courts to not have been conducted in accordance with applicable laws or regulations;
(ii)the possibility of alleged mis-selling of financial products or the mishandling of complaints related to the sale of such products by or attributed to a member of Lloyds Bank Group, resulting in disciplinary action or requirements to amend sales processes, withdraw products, or provide restitution to affected customers, all of which may require additional provisions and significant time and attention;
(iii)risks relating to compliance with, or enforcement actions in respect of, existing and/or new regulatory or reporting requirements, including as a result of a change in focus of regulation or a transfer of responsibility for regulating certain aspects of Lloyds Bank Group’s activities and business to other regulatory bodies;
(iv)risks relating to failure to assess the resilience of banks to potential adverse economic or financial developments including implication from regulatory stress test results;
(v)contractual and other obligations may either not be enforceable as intended or may be enforced against Lloyds Bank Group in an adverse way;
(vi)the intellectual property of Lloyds Bank Group (such as trade names) may not be adequately protected;
(vii)Lloyds Bank Group may be liable for damages to third parties harmed by the conduct of its business; and
(viii)the risk of regulatory proceedings, enforcement actions and/or private litigation, arising out of regulatory investigations or otherwise (brought by individuals or groups of plaintiffs) in the UK and other jurisdictions.
Regulatory and legal actions pose a number of risks to Lloyds Bank Group, including substantial monetary damages or fines, the amounts of which are difficult to predict and may exceed the amount of provisions set aside to cover such risks. See “Regulatory and Legal Risks – The financial impact of legal proceedings and regulatory risks may be material and is difficult to quantify. Amounts eventually paid may materially exceed the amount of provisions set aside to cover such risks, or existing provisions may need to be materially increased in response to changing circumstances." In addition, Lloyds Bank Group may be subject, including as a result of regulatory actions, to other penalties and injunctive relief, civil or private litigation arising out of a regulatory investigation or otherwise, the potential for criminal prosecution in certain circumstances and regulatory restrictions on Lloyds Bank Group’s business, including the potential requirement to hold additional capital, all of which can have a negative effect on Lloyds Bank Group’s reputation as well as taking a significant amount of management time and resources away from the implementation of its strategy.
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
Regulatory divergence, including for example with respect to Payment Service Regulations, Consumer Credit Directive, General Data Privacy Regulations and Edinburgh Reforms, as a consequence of the UK's exit from the EU and developments in both the UK and the EU, is likely to result in increased compliance costs on Lloyds Bank Group and potential barriers to cross-border trade in financial services and loss of customers.
General changes in government, central bank or regulatory policy, or changes in regulatory regimes that may influence investor decisions in particular markets in which Lloyds Bank Group operates and which may change the structure of those markets and the products offered or may increase the costs of doing business in those markets.

RISK FACTORS
3.Lloyds Banking Group and its subsidiaries, including Lloyds Bank Group, are subject to resolution planning requirements, which could have an adverse impact on Lloyds Bank Group's business
In July 2019, the BoE and the Prudential Regulation Authority (the 'PRA') published final rules for a resolvability assessment framework (the “Resolvability Assessment Framework”), and full implementation of the framework became effective from 1 January 2022. This requires Lloyds Banking Group to carry out a detailed assessment of its preparations for resolution and publicly disclose this every two years. The BoE published the results of their assessment of Lloyds Banking Group's preparations for resolution on 10 June 2022. The BoE identified one shortcoming and no deficiencies or substantive impediments to resolvability. The shortcoming is with regards to Lloyds Banking Group's approach to achieving the Adequate Financial Resources outcome relating to Lloyds Banking Group's Funding in Resolution capabilities. Lloyds Banking Group is enhancing its capabilities and believes these enhancements will work towards addressing the BoE findings. Lloyds Banking Group will continue to engage the BoE in that respect. In the event the outcome of future biennial assessments as part of the Resolvability Assessment Framework resulted in the BoE identifying deficiencies or substantive impediments to resolvability, there may be further direction from the BoE to remove impediments to the effective exercise of stabilisation powers which could affect the way in which Lloyds Banking Group manages its business and ultimately impact the profitability of Lloyds Bank Group. In addition, the public disclosure of the outcome of such assessments may affect the way Lloyds Banking Group is perceived by the market which, in turn, may affect the secondary market value of securities issued by the Bank and members of Lloyds Bank Group.
4.Lloyds Banking Group and its subsidiaries, including Lloyds Bank Group, are subject to regulatory actions which may be taken in the event of a bank or parent group failure
Under the Banking Act 2009, as amended, (the “Banking Act”), substantial powers have been granted to HM Treasury, the BoE, the PRA and the UK Financial Conduct Authority (the "FCA", and together with the HM Treasury, the BoE and the PRA, the “Authorities”) as part of the special resolution regime (the “SRR”). These powers enable the Authorities to deal with and stabilise UK-incorporated institutions with permission to accept deposits (including the Bank and members of Lloyds Bank Group) if they are failing or are likely to fail to satisfy certain threshold conditions.
The SRR consists of five stabilisation options: (i) transfer of all or part of the business of the relevant entity or the shares of the relevant entity to a private sector purchaser; (ii) transfer of all or part of the business of the relevant entity to a “bridge bank” established and wholly owned by the BoE; (iii) transfer of all or part of the relevant entity or “bridge bank” to an asset management vehicle; (iv) bail-in of the relevant entity's equity, capital instruments and liabilities; and (v) temporary public ownership of the relevant entity. HM Treasury may also take a parent company of a relevant entity into temporary public ownership where certain conditions are met. Certain ancillary powers include the power to modify contractual arrangements in certain circumstances.
Under the Banking Act, powers are granted to the Authorities which include, but are not limited to: (i) "write down and conversion power" relating to Tier 1 and Tier 2 capital instruments; and (ii) a "bail-in" power relating to the capital instruments and the vast majority of unsecured liabilities (including the senior unsecured debt securities issued by the Bank and members of Lloyds Bank Group). While Lloyds Banking Group plc is currently the resolution entity for Lloyds Banking Group pursuant to the BoE's "single point of entry" resolution model, bail-in is capable of being applied to all of the Bank's and members of Lloyds Bank Group's senior unsecured and subordinated debt instruments with a remaining maturity of greater than seven days. Such loss absorption powers give resolution authorities the ability to write-down or write-off all or a portion of the claims of certain securities of a failing institution or group and/or to convert certain debt claims into another security, including ordinary shares of the surviving group entity, if any. Such resulting ordinary shares may be subject to severe dilution, transfer for no consideration, write-down or write-off. The Banking Act specifies the order in which the bail-in tool should be applied, reflecting the hierarchy of capital instruments under Regulation (EU) No 575/2013 (as amended) as it forms part of domestic law by virtue of the EUWA and related legislation, with certain amendments (the "Capital Requirements Regulation") and otherwise respecting the hierarchy of claims in an ordinary insolvency. Moreover, the Banking Act and secondary legislation made thereunder provides certain limited safeguards for creditors in specific circumstances. For example, a holder of debt securities issued by the Bank should not suffer a worse outcome than it would in insolvency proceedings. However, this “no creditor worse off” safeguard may not apply in relation to an application of the write-down and conversion power in circumstances where a stabilisation power is not also used. The exercise of mandatory write-down and conversion power under the Banking Act or any suggestion of such exercise could, therefore, materially adversely affect the rights of the holders of debt securities and the price or value of their investment and/or the ability of Lloyds Bank Group to satisfy its obligations under such debt securities.
Resolution authorities also have powers to amend the terms of contracts (for example, varying the maturity of a debt instrument) and to override events of default or termination rights that might be invoked as a result of the exercise of the resolution powers, which could have a material adverse effect on the rights of holders of the debt securities issued by the Bank and members of Lloyds Bank Group, including through a material adverse effect on the price of such securities. The Banking Act also gives the BoE the power to override, vary or impose contractual obligations between a UK bank, its holding company and its group undertakings for reasonable consideration, in order to enable any transferee or successor bank to operate effectively. There is also power for HM Treasury to amend the law (excluding provisions made by or under the Banking Act) for the purpose of enabling it to use the regime powers effectively, potentially with retrospective effect.
The determination that securities and other obligations issued by the Bank and members of Lloyds Bank Group will be subject to loss absorption is likely to be inherently unpredictable and may depend on a number of factors which may be outside of Lloyds Bank Group’s control. This determination will also be made by the relevant UK resolution authority and there may be many factors, including factors not directly related to Lloyds Bank Group, which could result in such a determination. Because of this inherent uncertainty and given that the relevant provisions of the Banking Act remain largely untested in practice, it will be difficult to predict when, if at all, the exercise of a loss absorption power may occur which would result in a principal write-off or conversion to other securities. Moreover, as the criteria that the relevant UK resolution authority will be obliged to consider in exercising any loss absorption power provide it with considerable discretion, holders of the securities issued by the Bank and members of Lloyds Bank Group may not be able to refer to publicly available criteria in order to anticipate a potential exercise of any such power and consequently its potential effect on Lloyds Bank Group and the securities issued by the Bank and members of Lloyds Bank Group.
Potential investors in the securities issued by the Bank and members of Lloyds Bank Group should consider the risk that a holder may lose some or all of its investment, including the principal amount plus any accrued interest, if such statutory loss absorption measures are acted upon. The Banking Act provides that, other than in certain limited circumstances set out in the Banking Act, extraordinary governmental financial support will only be available to the Bank as a last resort once the write-down and conversion powers and resolution tools referred to above have been exploited to the maximum extent possible. Accordingly, it is unlikely that investors in securities issued by Lloyds Bank plc and members of Lloyds Bank Group will benefit from such support even if it were provided.
Holders of the Bank and members of Lloyds Bank Group’s securities may have limited rights or no rights to challenge any decision of the relevant UK resolution authority to exercise the UK resolution powers or to have that decision reviewed by a judicial or administrative process or otherwise. Accordingly, trading behaviour in respect of such securities is not necessarily expected to follow the trading behaviour associated with other types of securities that are not subject to such resolution powers. Further, the introduction or amendment of such resolution powers, and/or any implication or anticipation that they may be used, may have a significant adverse effect on the market price of such securities, even if such powers are not used.

RISK FACTORS
The minimum requirement for own funds and eligible liabilities (“MREL”) applies to UK financial institutions and mandates the issuance of a minimum level of own funds and debt instruments that are capable of being written-down or converted to equity in order to prevent a financial institution or its group from failing in a crisis. From 1 January 2022, Lloyds Banking Group and its material subsidiaries including the Bank are required to maintain a minimum level of MREL resources in line with the BoE's MREL statement of policy (MREL SoP), being the higher of 2 times Pillar 1 plus 2 times Pillar 2A, or 6.5% of the UK leverage ratio- exposure measure, calculated on a sub consolidated basis and on an individual basis.
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
5.Lloyds Bank Group is subject to the risk of having insufficient capital resources and/or not meeting liquidity requirements
Under PRA requirements, Lloyds Bank Group (as the ring-fenced bank sub-group) became subject to prudential requirements on a sub-consolidated basis from 1 January 2019. These requirements are in addition to the requirements that the Bank must meet under the existing prudential regime on an individual basis.
If the Bank and/or Lloyds Bank Group has, or is perceived to have, a shortage of regulatory capital or to be unable to meet its regulatory minimum liquidity requirements, then it may be subject to regulatory interventions and sanctions and may suffer a loss of confidence in the market with the result that access to sources of liquidity and funding may become constrained, more expensive or unavailable. This, in turn, may affect Lloyds Bank Group’s capacity to continue its business operations, pay future dividends to its parent and make other distributions or pursue acquisitions or other strategic opportunities, impacting future growth potential.
See also the risk factor above entitled "Economic and Financial Risks - Lloyds Bank Group’s businesses are subject to inherent risks concerning liquidity and funding, particularly if the availability of traditional sources of funding such as retail deposits or the access to wholesale funding markets becomes more limited”.
A shortage of capital could arise from (i) a depletion of Lloyds Bank Group and/or the Bank’s capital resources through increased costs or liabilities and reduced asset values which could arise as a result of the crystallisation of credit-related risks, regulatory and legal risks, business and economic risks, operational risks, financial soundness-related risks and other risks; and/or (ii) changes to the actual level of risk faced by Lloyds Bank Group and/or the Bank requiring higher capital needed to be held; and/or (iii) changes required by legislation or set by the regulatory authorities increasing the amount of minimum capital requirements and/or the risk-weightings applicable to its assets.
Lloyds Bank Group and/or the Bank may address a shortage of capital by acting to reduce leverage exposures and/or risk-weighted assets, for example by way of business disposals. Such actions may impact the profitability of Lloyds Bank Group.
Whilst Lloyds Bank Group monitors current and expected future capital, MREL, leverage and liquidity requirements, and seeks to manage and plan its prudential position accordingly and on the basis of current assumptions regarding future regulatory requirements, there can be no assurance that the assumptions will be accurate in all respects or that it will not be required to take additional measures to strengthen its capital, MREL, leverage or liquidity position. Market expectations as to capital and liquidity levels may also increase, driven by, for example, the capital and liquidity levels (or targets) of peer banking groups. In addition, from a capital perspective, any new capital or MREL issuances for Lloyds Bank Group and/or the Bank will be dependent on Lloyds Banking Group having sufficient resources available or the ability to raise capital or MREL and then downstream.
Lloyds Bank Group’s borrowing costs and access to debt markets, as well as its ability to lend or carry out certain aspects of its business, could also be affected by future prudential regulatory developments in the UK and in other jurisdictions to which Lloyds Bank Group has exposure.
Any of the risks mentioned above could have a material adverse effect on Lloyds Bank Group’s capital resources and/or liquidity, results of operations, its ability to continue its business operations and its financial condition.
6.The financial impact of legal or other proceedings and regulatory risks may be material and is difficult to quantify. Amounts eventually paid may materially exceed the amount of provisions set aside to cover such risks, or existing provisions may need to be materially increased in response to changing circumstances
Where provisions have already been taken in published financial statements of Lloyds Bank Group or results announcements for ongoing legal or regulatory matters, these have been recognised, in accordance with IAS 37 (“Provisions, Contingent Liabilities and Contingent Assets”) (“IAS 37”), as the best estimate of the expenditure required to settle the obligation as at the reporting date. Such estimates are inherently uncertain and it is possible that the eventual outcomes may differ materially from current estimates, resulting in future increases or decreases to the required provisions, or actual losses that exceed or fall short of the provisions taken.
Provisions have not been taken where no obligation (as defined in IAS 37) has been established, whether associated with a known or potential future litigation or regulatory matter. Accordingly, an adverse decision in any such matters could result in significant losses to Lloyds Bank Group which have not been provided for. Lloyds Bank Group is exposed to a number of complaints, including certain complaints referred to the Financial Ombudsman Service, that could develop into matters that may require redress and result in significant losses for Lloyds Bank Group. Such losses could have an adverse impact on Lloyds Bank Group’s financial condition and operations.
Lloyds Bank Group has incurred costs for PPI over a number of years totalling £21,960 million. Lloyds Bank Group continues to challenge PPI litigation cases, with mainly legal fees and operational costs associated with litigation activity recognised within regulatory and legal provisions, including a charge in the fourth quarter. PPI litigation remains inherently uncertain, with a number of key Court judgments due to be delivered in 2023.
In November 2014, the UK Supreme Court ruled in Plevin v Paragon Personal Finance Limited [2014] UKSC 61 (“Plevin”) that failure to disclose to a customer a “high” commission payment on a single premium PPI policy sold with a consumer credit agreement created an unfair relationship between the lender and the borrower under s140 of the Consumer Credit Act 1974. It did not define a tipping point above which commission was deemed “high”. The disclosure of commission was not a requirement of the Financial Services Authority (now FCA’s) Insurance: Conduct of Business sourcebook rules for the sale of general insurance (including PPI). Permission to appeal the redress outcome in the Plevin case was refused by the Court of Appeal in July 2015 and by the President of the Family Division in November 2015.
In November 2015 and August 2016, the FCA consulted on the introduction of a two year industry deadline by which consumers would need to make their PPI complaints or lose their right to have them assessed, and proposed rules and guidance about how firms should handle PPI complaints fairly in light of the Plevin judgment discussed above. On 2 March 2017, the FCA confirmed an industry deadline of 29 August 2019. The FCA’s rules to address Plevin commenced on 29 August 2017. The industry deadline also applies to the handling of these complaints. The courts are not bound by the FCA's complaints deadline or redress methodology. Customers therefore can and may wish to continue to bring

RISK FACTORS
litigation claims beyond the FCA's deadline for complaints, which could have a material adverse effect on Lloyds Bank Group’s reputation, business, financial condition, results of operations and prospects.
Further, no assurance can be given that Lloyds Bank Group will not incur liability in connection with any past, current or future non-compliance with legislation or regulation, and any such non-compliance could be significant and materially adversely affect its reputation, business, financial condition, results of operations and prospects.
7.Lloyds Bank Group must comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations, and a failure to prevent or detect any illegal or improper activities fully or on a timely basis could negatively impact customers and expose Lloyds Bank Group to liability
Lloyds Bank Group is required to comply with applicable anti-money laundering, anti-terrorism, sanctions, anti-bribery and other laws and regulations in the jurisdictions in which it operates. These extensive laws and regulations require Lloyds Bank Group, amongst other things, to adopt and enforce “know-your-customer” policies and procedures and to report suspicions of money laundering and terrorist financing, and in some countries specific transactions to the applicable regulatory authorities. These laws and regulations have become increasingly complex and detailed, require improved systems and sophisticated monitoring and compliance personnel, and have become the subject of enhanced government and regulatory supervision.
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
Furthermore, failure to comply with trade and economic sanctions, both primary and secondary (which are frequently subject to change by relevant governments and agencies in the jurisdictions in which Lloyds Bank Group operates) and failure to comply fully with other applicable compliance laws and regulations, may result in the imposition of fines and other penalties on Lloyds Bank Group, including the revocation of licences. In addition, Lloyds Bank Group’s business and reputation could suffer if customers use its banking network for money laundering, financing terrorism, or other illegal or improper purposes.
8.Failure to manage the risks associated with changes in taxation rates or applicable tax laws, or misinterpretation of such tax laws, could materially adversely affect Lloyds Bank Group’s results of operations, financial condition or prospects
Tax risk is the risk associated with changes in taxation rates, applicable tax laws, misinterpretation of such tax laws, disputes with relevant tax authorities in relation to historic transactions, or conducting a challenge to a relevant tax authority. Failure to manage this risk adequately could cause Lloyds Bank Group to suffer losses due to additional tax charges and other financial costs including penalties. Such failure could lead to adverse publicity, reputational damage and potentially costs materially exceeding current provisions, in each case to an extent which could have an adverse effect on Lloyds Bank Group’s results of operations, financial condition or prospects.
BUSINESS AND OPERATIONAL RISKS
1.Operational risks, including the risk that Lloyds Bank Group fails to design resilience into business operations, underlying infrastructure and controls, including weaknesses or failures in Lloyds Bank Group’s processes, systems and security, and risks due to reliance on third party services and products could materially adversely affect Lloyds Bank Group's operations
Operational risks, through inadequate or failed internal processes, people and systems or from external events are present in Lloyds Bank Group's businesses. Lloyds Bank Group’s businesses are dependent on processing and reporting accurately and efficiently a high volume of complex transactions across numerous and diverse products and services, in different currencies and subject to a number of different legal and regulatory regimes. Any weakness or errors in these processes, systems or security could have an adverse effect on Lloyds Bank Group’s results, reporting of such results, and on the ability to deliver appropriate customer outcomes during the affected period which may lead to an increase in complaints and damage to the reputation of Lloyds Bank Group.
Specifically, failure to develop, deliver or maintain effective IT solutions in line with Lloyds Bank Group’s operating environment could have a material adverse impact on customer service and business operations. Any prolonged loss of service availability could damage Lloyds Bank Group’s ability to service its customers, could result in compensation costs and could cause long-term damage to its business and brand. See “Business and Operational Risks – Lloyds Bank Group’s business is subject to risks related to cybercrime and technological failure”.
Third parties such as suppliers and vendors upon which Lloyds Bank Group relies for important products and services, including IT solutions, could also be sources of operational risk, specifically with regard to security breaches affecting such parties. Lloyds Bank Group may be required to take steps to protect the integrity of its operational systems, thereby increasing its operational costs. Additionally, any problems caused by these third parties, including as a result of their not providing Lloyds Bank Group their services for any reason, their performing their services poorly, or employee misconduct, could adversely affect Lloyds Bank Group’s ability to deliver products and services to customers and otherwise to conduct business. Replacing these third party vendors or moving critical services from one provider to another could also entail significant delays and expense. Lloyds Bank Group’s reliance on a specific third party IT service provider has increased as a result of the acquisition of Embark.
Lloyds Bank Group is also exposed to risk of fraud and other criminal activities (both internal and external) due to the operational risks inherent in banking operations. These risks are also present when Lloyds Bank Group relies on outside suppliers or vendors to provide services to Lloyds Bank Group and its customers. Fraudsters may target any of Lloyds Bank Group’s products, services and delivery channels, including lending, internet banking, payments, bank accounts and cards. This may result in financial loss to Lloyds Bank Group and/or Lloyds Bank Group’s customers, poor customer experience, reputational damage, potential litigation and regulatory proceedings. Industry reported gross fraud losses have continued to increase as both financial institutions and their customers are targeted.
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

RISK FACTORS
anti-bribery and sanctions regulations, and a failure to prevent or detect any illegal or improper activities fully or on a timely basis could negatively impact customers and expose Lloyds Bank Group to liability”.
2.Lloyds Bank Group is exposed to conduct risk
Lloyds Bank Group is exposed to various forms of conduct risk in its operations. Conduct risk is the risk of customer detriment due to poor design, distribution and execution of products or services, or other activities which could undermine the integrity of the market or distort competition, leading to customer harm, regulatory censure, or reputational damage or financial loss. Such risks are inherent in banking services. Forms of conduct risk include business and strategic planning, processes and systems that do not sufficiently consider customer needs which could lead to customers not receiving the best outcome to meet their needs, products and services that do not offer fair value (which could lead to customer harm) products being offered to customers that are not sustainable (which could lead to customers unfairly falling into arrears) ineffective management and monitoring of products and their distribution (which could result in customer harm), customer communications that are unclear, unfair, misleading or untimely (which could impact customer decision-making and result in customer harm), a culture that is not sufficiently customer-centric (potentially driving improper decision-making and customer harm), outsourcing of customer service and product delivery via third-parties that do not have the same level of control, oversight and customer-centric culture as Lloyds Bank Group (which could result in potentially unfair or inconsistent customer outcomes), the possibility of alleged mis-selling of financial products (which could require amendments to sales processes, withdrawal of products or the provision of restitution to affected customers, all of which may require additional provisions in Lloyds Bank Group’s financial accounts), ineffective management of customer complaints or claims (which could result in customer harm), ineffective processes or procedures to support customers, including those in potentially vulnerable circumstances (which could result in customer harm), and poor governance of colleagues’ incentives and rewards and approval of schemes which result in customer harm. Ineffective management and oversight of legacy conduct issues can also result in customers who are undergoing remediation being unfairly treated and therefore further rectification being required, including at the direction of regulators. Lloyds Bank Group is also exposed to the risk of engaging in, or failing to manage, conduct which could constitute market abuse, undermine the integrity of a market in which it is active, distort competition or create conflicts of interest. Each of these risks can lead to regulatory censure, reputational damage, regulatory intervention/enforcement, the imposition of lengthy remedial redress programmes and financial penalties or other loss for Lloyds Bank Group, all of which could have a material adverse effect on its results of operations, financial condition or prospects.
3.Lloyds Bank Group’s business is subject to risks related to cybercrime and technological failure
Cyber-threats are constantly evolving and increasing in terms of complexity, frequency, impact and severity. The financial sector remains a primary target for cybercriminals. Attempts are made on a regular basis to compromise Lloyds Bank Group's IT systems and services, and to steal customer and bank data. Additionally, third parties may also fraudulently attempt to induce employees, customers, third-party providers or other users who have access to Lloyds Bank Group’s systems to disclose sensitive information in order to gain access to Lloyds Bank Group’s data or that of customers or employees. Moreover, Lloyds Bank Group does not have direct control over the cybersecurity of the systems of its clients, customers, counterparties and third party service providers and suppliers, limiting Lloyds Bank Group’s ability to effectively defend against certain threats. Cybersecurity and information security events can derive from groups or factors such as: internal or external threat actors, human error, fraud or malice on the part of Lloyds Bank Group’s employees or third parties, including third party providers, or may result from accidental technological failure. Additionally, remote working arrangements, which emerged during the COVID-19 pandemic and are continuing for many of Lloyds Bank Group’s and third party providers’ employees, place heavy reliance on the IT systems that enable remote working and may increase exposure to fraud, conduct, operational and other risks and may place additional pressure on Lloyds Banking Group’s ability to maintain effective internal controls and governance frameworks. Remote working arrangements are also subject to regulatory scrutiny to ensure adequate recording, surveillance and supervision of regulated activities, and compliance with regulatory requirements and expectations, including requirements to: meet threshold conditions for regulated activities; ensure the ability to oversee functions (including any outsourced functions); ensure no detriment is caused to customers; and ensure no increased risk of financial crime. Common types of cyberattacks include, but are not limited to, deployment of malware to obtain covert access to systems and data; ransomware attacks that render systems and data unavailable through encryption; denial of service and distributed denial of service (DDoS) attacks; infiltration via business email compromise; social engineering, including phishing, vishing and smishing; automated attacks using botnets; and credential validation or stuffing attacks using login and password pairs from unrelated breaches.
A successful cyber-attack or technological failure may impact the confidentiality or integrity of Lloyds Bank Group's or its clients', employees' or counterparties' information or the availability of services to customers. As a result of such an event or a failure in Lloyds Banking Group’s cybersecurity policies, Lloyds Bank Group could experience a major disruption in operations, material financial loss, loss of competitive position, regulatory actions, inability to deliver customer services, breach of client contracts, loss of data or other sensitive information (including as a result of an outage), reputational harm or legal liability, which, in turn, could have a material adverse effect on its results of operations, financial condition or prospects. Lloyds Bank Group may be subject to litigation, sanctions and/or financial losses that are either not insured against fully or not fully covered through any insurance that it maintains. Lloyds Bank Group may be required to spend additional resources to notify or compensate customers, modify its protective measures, investigate and remediate vulnerabilities or other exposures, reinforce the due diligence of and revisit its working relationship with third party providers and develop and evolve its cybersecurity controls in order to minimise the potential effect of such attacks. Regulators in the UK, US, Europe and Asia continue to recognise cybersecurity as an important systemic risk to the financial sector and have highlighted the need for financial institutions to improve their monitoring and control of, and resilience (particularly of critical services) to cyberattacks, and to provide timely notification of them, as appropriate. In accordance with the Data Protection Act 2018 and the European Union Withdrawal Act 2018, the Data Protection, Privacy and Electronic Communications (Amendments Etc.) (EU Exit) Regulations 2019, as amended by the Data Protection, Privacy and Electronic Communications (Amendments Etc.) (EU Exit) Regulations 2020 (“ UK Data Protection Framework”) and European Banking Authority (“ EBA”) Guidelines on ICT and Security Risk Management the Group is required to ensure it implements timely, appropriate and effective organisational and technological safeguards against unauthorised or unlawful access to the data of Lloyds Bank Group, its customers and its employees. In order to meet this requirement, Lloyds Bank Group relies on the effectiveness of its internal policies, controls and procedures to protect the confidentiality, integrity and availability of information held on its IT systems, networks and devices as well as with third parties with whom Lloyds Bank Group interacts. A failure to monitor and manage data in accordance with the UK Data Protection Framework and EBA guidelines may result in financial losses, regulatory fines and investigations and associated reputational damage. Lloyds Bank Group expects greater regulatory engagement, supervision and enforcement to continue at a high level in relation to its overall resilience to withstand IT-related disruption, either through a cyberattack or some other disruptive event. Such increased regulatory engagement, supervision and enforcement is uncertain in relation to the scope, cost, consequence and the pace of change, which could negatively impact Lloyds Bank Group. Due to Lloyds Bank Group’s reliance on technology and the increasing sophistication, frequency and impact of cyberattacks, such attacks may have a material adverse impact on Lloyds Bank Group, its business, results of operations and outlook.
4.Lloyds Bank Group is subject to the financial and non-financial risks related with Environmental, Social and Governance (ESG) matters, for example, climate change and human rights issues
The risks associated with ESG-related matters are coming under an increasing focus, both in the UK and internationally, from governments, regulators and large sections of society. This includes numerous topics, across environmental (including climate change, as well as biodiversity and loss of natural capital); social (including human rights issues, financial inclusion, and workforce diversity and inclusion and employee

RISK FACTORS
wellbeing); and governance (including board diversity, culture and ethics, executive compensation, management structure, employee conduct, data privacy and whistleblowing) matters.
ESG ratings from agencies and data providers which rate how Lloyds Banking Group manages environmental, social and governance risks are increasingly influencing investment decisions or being used as a basis to compare the sustainability of financial services providers. Any reduction in Lloyds Banking Group’s ESG ratings could have a negative impact on Lloyds Bank Group’s reputation, influence investors’ risk appetite and impact on customers’ willingness to deal with Lloyds Bank Group.
Legislative and regulatory expectations of how banks should prudently manage and transparently disclose ESG-related risks continue to evolve. In the UK, these expectations are particularly focused on climate-related risks, building on the PRA’s supervisory expectations for embedding climate-related financial risks outlined in Supervisory Statement 3/19 and the 2021 Climate Biennial Exploratory Scenario (CBES). The prudential regulation of climate-related risks is an important driver in how Lloyds Bank Group develops its risk appetite for financing activities or engaging with counterparties that do not align with a transition to a net zero economy or do not have a credible transition plan. Any failure of Lloyds Bank Group to fully and timely embed climate-related risks into its risk management practices and framework to appropriately identify, measure, manage and mitigate the various climate-related physical and transition risks and apply the appropriate product governance in line with applicable legal and regulatory requirements and expectations, may have a material and adverse effect on Lloyds Bank Group’s regulatory compliance, prudential capital requirements, liquidity position, reputation, business, results of operations and outlook.
The risks associated with climate change include: physical risks, arising from climate and weather-related events of increasing severity and/or frequency; and transition risks resulting from the process of adjustment towards a lower carbon economy (including stranded, redundant or prohibited assets), including potential legal risks or reputational damage as a result of failure to comply with regulatory requirements as well as litigation and conduct liability related to sustainability issues.
Physical risks from climate change arise from a number of factors, relating to specific weather events and longer term shifts in the climate. The nature and timing of extreme weather events are uncertain but they are increasing in frequency and their impact on the economy is predicted to be more acute in the future. The potential impact on the economy includes, but is not limited to, lower GDP growth, higher unemployment and significant changes in asset prices and profitability of industries. The physical risks could also lead to the disruption of business activity at customers’ locations. Damage to Lloyds Bank Group customers’ properties and operations could disrupt business, impair asset values and negatively impact the creditworthiness of customers leading to increased default rates, delinquencies, write-offs and impairment charges in Lloyds Bank Group’s portfolios. In addition, Lloyds Bank Group’s premises and resilience may also suffer physical damage due to weather events leading to increased costs and negatively affecting Lloyds Bank Group’s business continuity and reputation.
The move towards a low-carbon economy will also create transition risks, due to potential significant and rapid developments in the expectations of policymakers, regulators and society resulting in policy, regulatory and technological changes which could impact Lloyds Bank Group. These risks may cause the impairment of asset values, impact the creditworthiness of Lloyds Bank Group’s customers, and impact defaults among retail customers (including through the ability of customers to repay their mortgages, as well as the impact on the value of the underlying property), which could result in currently profitable business deteriorating over the term of agreed facilities. They may also adversely affect a policyholder’s returns.
In October 2021, the UK Government published its Net Zero Strategy which sets out how the UK will deliver on its commitment to reach net zero emissions by 2050. Since then, the Russian invasion of Ukraine and other global factors have fundamentally changed the economic landscape in the UK, placing huge pressure on households and businesses through high energy prices and broader inflationary pressures, and leading the UK government to commission a review into its approach to net zero. The timing, content and implementation of the specific policies and proposals remain uncertain. Widespread transition to a net zero economy across all sectors of the economy and markets in which Lloyds Bank Group operates will be required to meet the goals of the 2015 Paris Agreement, the UK’s Net Zero Strategy and the Glasgow Climate Pact of 2021. The impact of the extensive commercial, technological, policy and regulatory changes required to achieve transition remains uncertain, but it is expected to be significant and may be disruptive across the global economy and markets, especially if these changes do not occur in an orderly or timely manner or are not effective in reducing emissions sufficiently. Some sectors such as property, energy (including oil and gas), mining, infrastructure, transport (including automotive and aviation) and agriculture are expected to be particularly impacted.
Lloyds Banking Group has set several ambitions to support the decarbonisation of its business in line with limiting global warming to 1.5°C.
For banking financed emissions there is an ambition to work with customers, government and the market to help reduce the emissions it finances by more than 50 per cent by 2030 on the path to net zero greenhouse gas emissions by 2050 or sooner, supporting both the UK Government's ambition and the 2015 Paris Agreement. In April 2021, Lloyds Banking Group joined, as a founding member, the Net Zero Banking Alliance, committing to aligning its lending portfolios with net-zero emissions by 2050, and in October 2022, Lloyds Banking Group published seven sector-specific emission reduction targets for its banking activity covering some of the UK's hardest to abate and most material sectors.
Lloyds Banking Group also has three operational pledges which accelerate Lloyds Banking Group's plan to tackle climate change and apply across Lloyds Banking Group's operations and a supply chain ambition. The operational pledges include: Lloyds Banking Group aims to achieve net zero carbon operations by 2030; Lloyds Banking Group aims to reduce its total energy consumption by 50 per cent by 2030; and Lloyds Banking Group aims to maintain travel carbon emissions below 50 per cent of pre-COVID levels. The supply chain ambition is for Lloyds Banking Group to reduce the emissions from its suppliers by 50 per cent by 2030, on the path to net zero by 2050, or sooner.
Making the changes necessary to achieve these ambitions may materially affect Lloyds Bank Group’s business and operations, including potential reductions to its exposure to customers that do not align with a transition to a net zero economy or do not have a credible transition plan. Increases in lending and financing activities may wholly or partially offset some or all of these reductions in financed emissions, which may increase the extent of changes and reductions necessary. It is anticipated that activity to support Lloyds Banking Group’s ambitions, together with the active management of climate-related risks and other regulatory, policy and market changes, are likely to necessitate material and accelerated changes to Lloyds Bank Group’s business, operating model and existing exposures (potentially on accelerated timescales and outside of risk appetite) which may have a material adverse effect on Lloyds Bank Group’s ability to achieve its financial targets and generate sustainable returns.
Lloyds Bank Group also recognises the need for a 'just transition', in line with increasing external expectations. The ‘just transition’ seeks to ensure that the most disadvantaged members of society are not disproportionally affected by the transition to a net zero economy, for example, workers in industries that will be displaced by the transition will need to be considered and managed. Although Lloyds Banking Group is actively seeking to further understand how it integrates ‘just transition’ considerations alongside its environmental sustainability strategy, including leveraging insight from external memberships such as the Financing Just Transition Alliance, greater external attention on this subject could create risks, including potential reputational damage, for financial institutions, including Lloyds Bank Group.
In addition, Lloyds Banking Group’s ability to achieve these ambitions, targets and commitments will depend to a large extent on many factors and uncertainties beyond Lloyds Banking Group’s direct control. These include the macroeconomic environment, the extent and pace of climate change, including the timing and manifestation of physical and transition risks, the effectiveness of actions of governments, legislators,

RISK FACTORS
regulators, businesses, investors, customers and other stakeholders to adapt and/or mitigate the impact of climate-related risks, changes in customer behaviour and demand, the challenges related with the implementation and integration of adoption policy tools, changes in the available technology for mitigation and adaptation, the availability of accurate, verifiable, reliable, consistent and comparable data. These internal and external factors and uncertainties will make it challenging for Lloyds Banking Group to meet its climate ambitions, targets and commitments and there is a significant risk that all or some of them will not be achieved. Any delay or failure in setting, making progress against or meeting Lloyds Banking Group’s climate-related ambitions, targets and commitments may have a material adverse effect on Lloyds Bank Group, its reputation, business, results of operations, outlook, market and competitive position and may increase the climate-related risks Lloyds Bank Group faces.
If Lloyds Bank Group does not adequately embed the risks associated with climate change identified above into its risk framework to appropriately measure, manage and disclose the various financial and operational risks it faces as a result of climate change, or fails to adapt its strategy and business model to the changing regulatory requirements and market expectations on a timely basis, this could have an adverse impact on Lloyds Bank Group’s results of operations, financial condition, capital requirements and prospects. Furthermore, inadequate climate risk disclosure could result in the loss of Lloyds Bank Group's investor base as it will not be perceived to be a green investment. Equally, Lloyds Bank Group must ensure that its disclosures, communications and marketing provide an accurate reflection of the appropriate climate, or sustainability-related credentials. Implications of inadequately managing or disclosing climate-related risk or evidencing progress in line with expectations, could also result in potential reputational damage, customer attrition or loss of investor confidence. In particular, failure to deliver or sufficiently implement Lloyds Banking Group’s net zero strategy and external commitments, relating to the emissions Lloyds Banking Group finances and Lloyds Banking Group's operations, could result in reputational risks such as increased stakeholder concern or negative feedback, and increased scrutiny around Lloyds Bank Group's activities relating to high emissions sectors and products.
In addition, there is increasing evidence that a number of nature-related risks beyond climate change, including risks that can be represented more broadly by economic dependency on nature, can and will have significant economic impact. These risks arise when the provision of natural services such as water availability, air quality, and soil quality are compromised by overpopulation, urban development, natural habitat and ecosystem loss, and other environmental stresses beyond climate change. This is an evolving and complex area which requires collaborative approaches with partners, stakeholders and peers to help measure and mitigate negative impacts of financing activities on the environment and all living things within it, as well as supporting the growing sector of nature-based solutions, habitat restoration and biodiversity markets. These risks can manifest in a variety of ways, across all principal risk types, for both Lloyds Bank Group and its customers.
There is also increased investor, regulatory, civil society and customer scrutiny regarding how businesses address social issues, including tackling inequality, improving financial inclusion and access to finance, working conditions, workplace health, safety and employee wellbeing, workforce diversity and inclusion, data protection and management, human rights and supply chain management which may impact Lloyds Bank Group’s employees, customers, and their business activities and the communities in which they operate. The key human rights risks that currently impact Lloyds Bank Group include discrimination, in particular with respect to our employees and our customers, modern slavery, human rights and labour conditions in our supply chains, our investee companies and those of our customers. Failure to manage these risks may result in negative impacts on our people (both in terms of hiring and retention), our business and our reputation. Such failure could also lead to breaches of rapidly evolving legal and regulatory requirements and expectations in certain markets and this could have reputational, legal and financial consequences for Lloyds Bank Group.
5.Lloyds Bank Group’s businesses are conducted in competitive environments, with increased competition scrutiny, and Lloyds Bank Group’s financial performance depends upon management’s ability to respond effectively to competitive pressures and scrutiny
The markets for UK financial services, and the other markets within which Lloyds Bank Group operates, remain competitive, and management expects the competition to continue to intensify. This expectation is due to a range of factors including: competitor behaviour, new entrants to the market (including a number of new retail banks as well as non-traditional financial services providers), changes in customer needs, technological developments such as the growth of digital banking, new business models such as buy now pay later and the impact of regulatory actions. Lloyds Bank Group’s financial performance and its ability to maintain existing or capture additional market share depends significantly upon the competitive environment and management’s response thereto.
In its recent final report as part of the Strategic Review of Retail Banking, the FCA recognised that the greater competition in retail banking is driving greater choice and lower prices for consumers and small businesses, despite the financial impact of the pandemic. This has particularly been seen in the mortgage and consumer credit markets where competition has intensified leading to lower yields.
Additionally, the internet and mobile technologies are changing customer behaviour and the competitive environment. There has been a steep rise in customer use of mobile banking over the last several years. Lloyds Bank Group faces competition from established providers of financial service as well as from banking business developed by non-financial companies, including technology companies with strong brand recognition.
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
The Competition and Markets Authority (the “CMA”) launched a full market investigation into competition in the SME banking and personal current account (“PCA”) markets between 2014 and 2016 followed by the Retail Banking Market Investigation Order 2017 in February 2017. This led to a number of changes which have impacted the competitive environment, including the introduction of "open banking", the publication of service quality information and improvements to current accounts switching. The FCA has also undertaken market reviews in each of the major retail product markets and introduced remedies to help customers compare and switch products. For example, the FCA’s overdraft pricing remedies which came into force in April 2020, required all firms to price their overdraft products using a simple comparable interest rate. In addition to this, the implementation of ring-fencing regulations in 2019 has had direct and indirect impacts on UK mortgage providers and the mortgage market. For some firms (who have historically utilised their retail deposits to fund activities outside of traditional retail banking), ring-fencing has impacted their ability to fund such non-retail banking resulting in additional access deposits which may have been directed to the mortgage market, increasing competition and driving down prices.
HM Treasury is reviewing the regulatory framework post the UK exit from the European Union, as part of the Future Regulatory Framework Review. As part of this work, HM Treasury is proposing that the FCA and the PRA have a secondary objective focused on international competitiveness of financial services firms and the industry.
As a result of any restructuring or evolution in the market, there may emerge one or more new viable competitors in the UK banking market or a material strengthening of one or more of Lloyds Bank Group’s existing competitors in that market. Any of these factors or a combination thereof could have an impact on the profitability of Lloyds Bank Group.
6.Lloyds Bank Group could fail to attract, retain and develop high calibre talent
Lloyds Bank Group’s success depends on its ability to attract, retain and develop high calibre talent. Attracting additional and retaining existing skilled personnel is fundamental to the continued growth of Lloyds Bank Group. Personnel costs, including salaries, continue to increase as the

RISK FACTORS
general level of prices and the standard of living increases in the countries in which Lloyds Bank Group does business and as industry-wide demand for suitably qualified personnel increases. No assurance can be given that Lloyds Bank Group will successfully attract new personnel or retain existing personnel required to continue to grow its business and to successfully execute and implement its business strategy. In addition, while the UK Government has provided clear guidance on residency permission for EU workers in the UK, post the UK's exit from the EU, the numbers of EU workers coming to the UK has decreased due to the COVID-19 pandemic and UK's exit from the EU, which may make it more challenging for Lloyds Bank Group to recruit and retain colleagues with the relevant skills and experience.
7.Lloyds Bank Group may fail to execute its ongoing strategic change initiatives, and the expected benefits of such initiatives may not be achieved on time or as planned
In order to maintain and enhance Lloyds Bank Group’s strategic position, it continues to invest in new initiatives and programmes. Lloyds Bank Group acknowledges the challenges faced with delivering these initiatives and programmes alongside the extensive agenda of regulatory and legal changes whilst safely operating existing systems and controls.
The successful completion of these programmes and Lloyds Bank Group’s other strategic initiatives requires complex judgements, including forecasts of economic conditions in various parts of the world, and can be subject to significant risks. For example, Lloyds Bank Group’s ability to execute its strategic initiatives successfully may be adversely impacted by a significant global macroeconomic downturn, legacy issues, limitations in its management or operational capacity and capability or significant and unexpected regulatory change in countries in which it operates.
Failure to execute Lloyds Bank Group’s strategic initiatives successfully could have an adverse effect on Lloyds Bank Group’s ability to achieve the stated targets and other expected benefits of these initiatives, and there is also a risk that the costs associated with implementing such initiatives may be higher than expected or benefits may be less than expected. Both of these factors could materially adversely impact Lloyds Bank Group’s results of operations, financial condition or prospects.
8.Lloyds Bank Group may be unable to fully capture the expected value from acquisitions, which could materially and adversely affect its results of operations, financial condition or prospects
Lloyds Bank Group may from time to time undertake acquisitions as part of its growth strategy, which could subject it to a number of risks, such as: (i) the rationale and assumptions underlying the business plans supporting the valuation of a target business may prove inaccurate, in particular with respect to synergies and expected commercial demand; (ii) Lloyds Bank Group may fail to successfully integrate any acquired business, including its technologies, products and personnel; (iii) Lloyds Bank Group may fail to retain key employees, customers and suppliers of any acquired business; (iv) Lloyds Bank Group may be required or wish to terminate pre-existing contractual relationships, which could prove costly and/or be executed at unfavourable terms and conditions; (v) Lloyds Bank Group may fail to discover certain contingent or undisclosed liabilities in businesses that it acquires, or its due diligence to discover any such liabilities may be inadequate; and (vi) it may be necessary to obtain regulatory and other approvals in connection with certain acquisitions and there can be no assurance that such approvals will be obtained and even if granted, that there will be no burdensome conditions attached to such approvals, all of which could materially and adversely affect Lloyds Bank Group’s results of operations, financial conditions or prospects.
9.Lloyds Bank Group’s financial statements are based, in part, on assumptions and estimates
The preparation of Lloyds Bank Group’s financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected.
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

FORWARD LOOKING STATEMENTS
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Bank plc together with its subsidiaries (the Lloyds Bank Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about the Lloyds Bank Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. Words such as, without limitation, ‘believes’, ‘achieves’, ‘anticipates’, ‘estimates’, ‘expects’, ‘targets’, ‘should’, ‘intends’, ‘aims’, ‘projects’, ‘plans’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘may’, ‘seek’, ‘estimate’, ‘probability’, ‘goal’, ‘objective’, ‘deliver’, ‘endeavour’, ‘prospects’, ‘optimistic’ and similar expressions or variations on these expressions are intended to identify forward looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Lloyds Bank Group’s future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Lloyds Bank Group’s future financial performance; the level and extent of future impairments and write-downs; the Lloyds Bank Group’s ESG targets and/or commitments; statements of plans, objectives or goals of the Lloyds Bank Group or its management and other statements that are not historical fact; expectations about the impact of COVID-19; and statements of assumptions underlying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements include, but are not limited to: general economic and business conditions in the UK and internationally; political instability including as a result of any UK general election and any further possible referendum on Scottish independence; acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; the war between Russia and Ukraine; the tensions between China and Taiwan; market related risks, trends and developments; exposure to counterparty risk; instability in the global financial markets, including within the Eurozone, and as a result of the exit by the UK from the European Union (EU) and the effects of the EU-UK Trade and Cooperation Agreement; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Lloyds Bank Group’s or Lloyds Banking Group plc’s credit ratings; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of the Lloyds Bank Group's securities; tightening of monetary policy in jurisdictions in which the Lloyds Bank Group operates; natural pandemic (including but not limited to the COVID-19 pandemic) and other disasters; risks concerning borrower and counterparty credit quality; longevity risks affecting defined benefit pension schemes; risks related to the uncertainty surrounding the integrity and continued existence of reference rates; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Lloyds Bank Group; risks associated with the Lloyds Bank Group’s compliance with a wide range of laws and regulations; assessment related to resolution planning requirements; risks related to regulatory actions which may be taken in the event of a bank or Lloyds Bank Group or Lloyds Banking Group failure; exposure to legal, regulatory or competition proceedings, investigations or complaints; failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations; failure to prevent or detect any illegal or improper activities; operational risks; conduct risk; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; technological failure; inadequate or failed internal or external processes or systems; risks relating to ESG matters, such as climate change (and achieving climate change ambitions), including the Lloyds Bank Group’s or the Lloyds Banking Group’s ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, and human rights issues; the impact of competitive conditions; failure to attract, retain and develop high calibre talent; the ability to achieve strategic objectives; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; inability to capture accurately the expected value from acquisitions; and assumptions and estimates that form the basis of the Lloyds Bank Group's financial statements. A number of these influences and factors are beyond the Lloyds Bank Group’s control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Bank plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC’s website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Bank plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Bank plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today's date, and the Lloyds Bank Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

LLOYDS BANK GROUP STRUCTURE
The following are significant subsidiaries of Lloyds Bank plc as at 31 December 2022.

Name of subsidiary undertaking	Country of registration/ incorporation	Percentage of equity share capital and voting rights held	Nature of business	Registered office
HBOS plc	Scotland	100%	Holding company	The Mound Edinburgh EH1 1YZ
Bank of Scotland plc	Scotland	100%*	Banking and financial services	The Mound Edinburgh EH1 1YZ
*Indirect interest

Throughout these financial statements, references to the ‘Bank’ are to Lloyds Bank plc; references to the ‘Group’ are to Lloyds Bank plc and its subsidiary and associated undertakings.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Lloyds Bank plc
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Lloyds Bank plc and its subsidiaries (the "Group") as at 31 December 2022 and 2021, the related consolidated income statements, consolidated statements of comprehensive income, statements of changes in equity, and cash flow statements, for each of the two years in the period ended 31 December 2022, and the related notes and the tables marked as “Audited” in the Operating and financial review and prospects section on pages 20 to 82 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as at 31 December 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended 31 December 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
The consolidated financial statements of the Group for the year ended December 31, 2020, before the effects of the adjustments to retrospectively apply the change in accounting discussed in Note 1 and the adjustment to the disclosures for changes in the composition of reportable segments discussed in Note 4 to the financial statements, were audited by other auditors whose report, dated 11 March 2021, expressed an unqualified opinion on those statements. We have also audited the adjustments to the 2020 consolidated financial statements to retrospectively apply the change in accounting for cash and cash equivalents disclosed in the cash flow statement in 2022, as discussed in Note 1, and the change in composition of reportable segments in 2022, as discussed in Note 4 to the financial statements. Our procedures over cash and cash equivalents included (1) obtaining the Group’s supporting accounting analysis of the retrospective adjustments for the reclassification for the change in accounting for cash and cash equivalents prepared by management, as discussed in Note 1, and comparing the retrospectively adjusted amounts per the 2020 financial statements to such analysis, (2) comparing previously reported amounts to the previously issued financial statements for such year, (3) testing the mathematical accuracy of the accounting analysis, and (4) on a test basis comparing the adjustments to retrospectively adjust the financial statements for the reclassification of cash and cash equivalents related to the change in accounting for cash and cash equivalents, as discussed in Note 1 to the Group’s supporting documentation. Our procedures over the changes to composition of reportable segments included (1) comparing the adjustment amounts of segment financial information to the Group's supporting analysis and (2) testing the mathematical accuracy of the reconciliation of segment amounts to the financial statements. In our opinion, such retrospective adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2020 consolidated financial statements of the Group other than with respect to the retrospective adjustments, and accordingly, we do not express an opinion or any other form of assurance on the 2020 consolidated financial statements taken as a whole.
Basis for Opinion
These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the Group's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Expected Credit Losses
Impairment of loans and advances
Refer to notes 2, 3, 11, 16 and 44 in the financial statements
Critical Audit Matter Description
The Group has recognised £4.8bn of expected credit losses (“ECL”) as at 31 December 2022. The determination of ECL consists of a number of assumptions that require a high degree of complex and subjective auditor judgement, specialised skills and knowledge, complex impairment modelling and a high degree of estimation uncertainty. Specifically, the impact of the war in Ukraine, residual economic impact of the COVID-19 pandemic, as well as the economic impact of the rising cost of living on the ECL have been particularly judgemental given the inherent uncertainty in the current economic environment.
The key areas we identified as having the most significant level of management judgement were in respect of:
•Multiple Economic Scenarios (“MES”);
•Retail ECL; and
•Commercial Banking ECL.
Multiple Economic Scenarios
The measurement of expected credit losses is required to reflect an unbiased probability-weighted range of possible future outcomes.
The Group’s economics team develops the future economic scenarios. Firstly, a base case forecast is produced based on a set of conditioning assumptions, which are designed to reflect the Group’s best view of future events. A full distribution of economic scenarios around this base case is produced using a Monte Carlo simulation and scenarios within that distribution are ranked using estimated relationships with industry-wide historical loss data.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Three scenarios are derived from the distribution as averages of constituent modelled scenarios around the 15th, 75th and 95th percentiles of the distribution corresponding to an upside, a downside and a severe downside, respectively. The severe downside is then adjusted to incorporate non-modelled paths for inflation and interest rate assumptions. The upside, the base case and the downside scenarios are weighted at 30% and the severe downside at 10%.
These four scenarios are then used as key assumptions in the determination of the ECL allowance.
The development of these multiple economic scenarios is inherently uncertain, highly complex, and requires significant judgement. The principal consideration for our determination that the multiple economic scenarios is a critical audit matter was the high degree of management judgement which required specialised auditor knowledge and a high degree of audit effort in areas such as evaluating the forward-looking information used by management, and the weighting applied.
Retail ECL
The ECL for Retail is determined on a collective basis using impairment models to calculate a probability weighted estimate by applying a probability of default, exposure at default and a loss given default, taking account of collateral held or other loss mitigants, discounted using the effective interest rate.
The key judgements and estimates in determining the ECL for Retail include:
•Modelling approach, modelling simplifications and judgements, and selection of modelling data;
•Behavioural lives; and
•The appropriate allocation of assets into the correct IFRS 9 stage through the assessment of significant deterioration in credit risk since origination.
Model Adjustments
Adjustments are made to models to address known model and data limitations, and emerging or non-modelled risks. The current economic environment continues to be uncertain and differs from recent experience being characterised by elevated inflation, the “cost of living” crisis for personal borrowers, and higher finance costs, all of which affect the debt servicing capacity of borrowers. As a result, the judgements around if and when the Group have recognised adjustments in the model to account for the impacts of the current economic environment and potential model weaknesses in coping with the current economic outlook are highly judgmental and inherently uncertain. These adjustments require specialist auditor judgement when evaluating the completeness of adjustments, and the methodology, models and inputs to the adjustments.
Commercial Banking ECL
The ECL in Commercial Banking is calculated on a collective basis for performing loans, being those in stage 1 and 2, and on an individual basis for larger impaired loans in stage 3.
The collective provision is determined using impairment models. The models use a number of significant judgments to calculate a probability weighted ECL estimate applying an appropriate probability of default, estimated exposure at default and taking account of collateral held or other loss mitigants, discounted using the effective interest rate. The key driver of the probability of default and, therefore, the staging of Commercial Banking exposures is the credit risk rating. The determination of these credit risk ratings is performed on a counterparty basis for larger exposures by a credit officer and involves a high degree of judgement and consideration of multiple sources of information.
Complex models and significant judgements are used to develop the probability of default, loss given default and exposure at default as well as applying the staging criteria under IFRS 9.
For individual provision assessments of larger exposures in stage 3, the significant judgements in determining provisions are the:
•completeness and appropriateness of the potential workout scenarios identified;
•probability assigned to each identified potential workout scenarios; and
•valuation assumptions used in determining the expected recovery strategies.
Complex and subjective auditor judgement including specialised knowledge is required in evaluating the methodology, models and inputs that are inherently uncertain.
How the Critical Audit Matter Was Addressed in the Audit
Multiple Economic Scenarios
We performed the following procedures:
•Tested the controls over the generation of the multiple economic scenarios including those over the Group’s governance processes to determine the base case, different scenarios and the weightings applied to each scenario;
•Working with our internal economic specialists:
–Challenged and evaluated economic forecasts in the base scenario such as the unemployment rate, House Price Index, inflation and forecasted interest rates, and Gross Domestic Product through comparison to independent economic outlooks, external analysts and market data;
–Challenged the appropriateness of management’s change in methodology in determining the severe downside scenario;
–Challenged and evaluated the appropriateness of the methodology applied to generate alternative macroeconomic scenarios, and including associated weightings and assumptions within;
–Independently replicated the multiple economic scenario model and compared the outputs of our independent model to the Group’s output to test scenario generation;
•Tested the completeness and accuracy of the data used by the model;
•Performed a stand back assessment of the appropriateness of the weightings applied to each of the scenarios based on publicly available data; and
•Evaluated the adequacy of disclosures in respect of significant judgements and sources of estimation uncertainty including macroeconomic scenarios.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Retail ECL
We have tested the relevant controls to determine the ECL provisions including:
•Model governance, including model validation and monitoring;
•Model assumptions;
•The allocation of assets into stages; and
•Data accuracy and completeness.
Working with our internal modelling specialists our audit procedures over the key areas of estimation covered the following:
•Model estimations, where we:
–Evaluated the appropriateness of modelling approach and assumptions used;
–Independently replicated the models for the most material portfolios and compared the outputs of our independent models to the Group’s outputs;
–Assessed model performance by evaluating variations between observed data and model predictions;
–Developed an understanding of assessed model limitations and remedial actions; and
–Tested the completeness and accuracy of the data used in model execution and calibration.
•Allocation of assets into stages, where we:
–Evaluated the appropriateness of quantitative and qualitative criteria used for allocation into IFRS 9 stages;
–Tested the appropriateness of the stage allocation for a sample of exposures; and
–Tested the data used by models in assigning IFRS 9 stages and evaluated the appropriateness of the model logic used.
Model Adjustments
In respect of the adjustment to models including the multiple economic scenarios model, we performed the following procedures in conjunction with our specialists:
•Tested the controls over the adjustments to the models;
•Evaluated the methodology, approach and assumptions in developing the adjustments, and evaluated the Group’s selection of approach;
•Tested the completeness and accuracy of the data used;
•Performed a recalculation of the adjustments;
•Evaluated the completeness of adjustments based on our understanding of model and data limitations, including those related to cost of living pressures; and
•Evaluated whether duplication exists between different model adjustments and between model adjustments and core models.
We have assessed the adequacy of the disclosures and whether the disclosures appropriately address the uncertainty which exists in determining the ECL.
Commercial Banking ECL
We tested the controls across the process to determine the ECL provisions including:
•Model governance and arithmetical accuracy of provision calculations;
•Data accuracy and completeness; and
•Recognition and calculation of post-model adjustments.
We performed the following audit procedures over:
•Expected credit losses determined through impairment models:
–Independently assessed the credit rating and tested whether the exposure was in the correct stage and whether a significant increase in credit risk had occurred to result in a stage 2 classification against IFRS 9 criteria;
–Assessed and challenged the model methodologies, approach and assumptions, including those used in developing the IMAs and PMAs;
–Tested the completeness and accuracy of data used; and
–Performed a recalculation of the IFRS 9 collective provision.
•Expected credit losses assessed individually:
–Assessed the exposures to determine if they met the definition of credit impaired with a stage 3 classification; Performed independent assessments to determine the appropriateness of recovery scenarios and associated cash flows, including considerations of climate risks on recoveries;
–Evaluated valuations, including the use of internal specialists for business valuations; and
–Independently assessed and challenged the completeness of workout scenarios identified and weightings applied.
We have assessed the adequacy of the disclosures and whether the disclosures appropriately address the uncertainty which exists in determining the ECL.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Regulatory and litigation matters
Other provisions
Refer to notes 2, 3 and 29 in the financial statements
Critical Audit Matter Description
The Group operates in an environment where it is subject to regulatory investigations, litigation and customer remediation including allegations of fraud and misconduct. The Group is currently exposed to a number of regulatory and litigation matters. The Group’s provision for these matters is £0.7bn as at 31 December 2022, the most significant of which is the HBOS Reading matter.
Significant judgement is required by the Group in determining whether, under IAS 37 Provisions, Contingent Liabilities and Contingent Assets:
•Based on the information available to the Group, the amount recorded is representative of the Group’s best estimate to settle the obligation; and
•Any contingent liabilities and underlying significant estimation uncertainties are adequately disclosed.
How the Critical Audit Matter Was Addressed in the Audit
We performed the following audit procedures:
•Tested the Group’s controls over the completeness of provisions, the review of the assessment of the provision against the requirements of IAS 37, the review of the appropriateness of judgements used to determined a ‘best estimate’ and the completeness and accuracy of data used in the process;
•Evaluated the assessment of the provisions, associated probabilities, and potential outcomes in accordance with IAS 37;
•Verified and challenged whether the methodology, data and significant judgements and assumptions used in the valuation of the provisions are appropriate in the context of the applicable financial reporting framework;
•In respect of HBOS Reading, we inspected information available including outcomes for the awards made by the Foskett panel and tested the methodology applied to determine the provision;
•Inspected correspondence and, where appropriate, made direct inquiry with the Group’s regulators and internal and external legal counsel;
•Where no provision was made, we critically assessed and challenged the conclusion in the context of the requirements of IAS 37 Provisions, Contingent Liabilities and Contingent Assets; and
•Evaluated whether the disclosures made in the financial statements appropriately reflect the facts and key sources of estimation uncertainty.
Defined benefit obligations
Retirement benefit obligations
Refer to notes 2, 3 and 27 in the financial statements
Critical Audit Matter Description
The Group operates a number of defined benefit retirement schemes, the obligations for which totalled £29.0bn as at 31 December 2022. Their valuation is determined with reference to key actuarial assumptions including mortality assumptions, discount rates and inflation rates. Due to the size of these schemes, small changes in these assumptions can have a material impact on the value of the defined benefit obligation and therefore, the assessment of these assumptions are a key judgement.
How the Critical Audit Matter Was Addressed in the Audit
We performed the following audit procedures:
•Tested the Group’s controls over the valuation the defined benefit obligations, including controls over the assumptions setting process; and
•Challenged the key actuarial assumptions used by comparing these against ranges and expectations determined by our internal actuarial experts, which are calculated with reference to the central assumptions adopted by the actuarial firms for whom we have reviewed and accepted their methodologies.

/s/ Deloitte LLP
London, United Kingdom

7 March 2023

We have served as the Group's auditor since 2021.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the board of directors and shareholders of Lloyds Bank plc
Opinion on the Financial Statements
We have audited the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated cash flow statement of Lloyds Bank plc and its subsidiaries (the “Company”) for the year ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”), before the effects of the adjustments to retrospectively reflect the changes in the consolidated cash flow statement and the changes in the segmental analysis described in Notes 1, 2(A), 4 and 45 of the consolidated financial statements for the year ended 31 December, 2022. In our opinion, the consolidated financial statements for the year ended December 31, 2020, before the effects of the adjustments to retrospectively reflect the changes in the consolidated cash flow statement and the changes in the segmental analysis described in Notes 1, 2(A), 4 and 45, present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (the 2020 consolidated financial statements before the effects of the adjustments discussed in Notes 1, 2(A), 4 and 45 are not presented herein).
We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively reflect the changes in the consolidated cash flow statement and the changes in the segmental analysis described in Notes 1, 2(A), 4 and 45 and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements, before the effects of the adjustments described above, based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit of these consolidated financial statements, before the effects of the adjustments described above, in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP
London, United Kingdom

11 March 2021

We served as the Company's auditor from 1995 to 2021.

CONSOLIDATED INCOME STATEMENT
for the year ended 31 December

	Note	2022 £ million	2021 £ million	2020 £ million
Interest income		16,562	12,920	13,866
Interest expense		(3,457)	(1,884)	(3,096)
Net interest income	5	13,105	11,036	10,770
Fee and commission income		2,352	2,195	1,924
Fee and commission expense		(1,101)	(942)	(909)
Net fee and commission income	6	1,251	1,253	1,015
Net trading income	7	180	385	750
Other operating income	8	2,209	1,999	2,050
Other income		3,640	3,637	3,815
Total income		16,745	14,673	14,585
Operating expenses	9	(9,199)	(10,206)	(9,196)
Impairment (charge) credit	11	(1,452)	1,318	(4,060)
Profit before tax		6,094	5,785	1,329
Tax (expense) credit	12	(1,300)	(583)	137
Profit for the year		4,794	5,202	1,466

Profit attributable to ordinary shareholders		4,528	4,826	1,023
Profit attributable to other equity holders		241	344	417
Profit attributable to equity holders		4,769	5,170	1,440
Profit attributable to non-controlling interests		25	32	26
Profit for the year		4,794	5,202	1,466
The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the year ended 31 December

	2022 £ million	2021 £ million	2020 £ million
Profit for the year	4,794	5,202	1,466
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before tax	(3,012)	1,720	138
Tax	860	(658)	(25)
	(2,152)	1,062	113
Movements in revaluation reserve in respect of equity shares held at fair value through other comprehensive income:
Change in fair value	–	–	–
Tax	(1)	1	(16)
	(1)	1	(16)
Gains and losses attributable to own credit risk:
Gains (losses) before tax	519	(86)	(75)
Tax	(155)	34	20
	364	(52)	(55)
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of debt securities held at fair value through other comprehensive income:
Change in fair value	(132)	137	46
Income statement transfers in respect of disposals	76	116	(145)
Income statement transfers in respect of impairment	6	(2)	5
Tax	19	(55)	74
	(31)	196	(20)
Movements in cash flow hedging reserve:
Effective portion of changes in fair value taken to other comprehensive income	(6,520)	(2,138)	709
Net income statement transfers	(1)	(584)	(727)
Tax	1,804	764	(31)
	(4,717)	(1,958)	(49)
Movements in foreign currency translation reserve:
Currency translation differences (tax: £nil)	91	(19)	–
Transfers to income statement (tax: £nil)	–	–	–
	91	(19)	–
Total other comprehensive loss for the year, net of tax	(6,446)	(770)	(27)
Total comprehensive (loss) income for the year	(1,652)	4,432	1,439

Total comprehensive (loss) income attributable to ordinary shareholders	(1,918)	4,056	996
Total comprehensive income attributable to other equity holders	241	344	417
Total comprehensive (loss) income attributable to equity holders	(1,677)	4,400	1,413
Total comprehensive income attributable to non-controlling interests	25	32	26
Total comprehensive (loss) income for the year	(1,652)	4,432	1,439
The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEET
at 31 December

	Note	2022 £ million	2021 £ million
Assets
Cash and balances at central banks		72,005	54,279
Items in the course of collection from banks		229	147
Financial assets at fair value through profit or loss	13	1,371	1,798
Derivative financial instruments	14	3,857	5,511
Loans and advances to banks		8,363	4,478
Loans and advances to customers		435,627	430,829
Reverse repurchase agreements		39,259	49,708
Debt securities		7,331	4,562
Due from fellow Lloyds Banking Group undertakings		816	739
Financial assets at amortised cost	15	491,396	490,316
Financial assets at fair value through other comprehensive income	18	22,846	27,786
Goodwill	19	470	470
Other intangible assets	20	4,654	4,144
Current tax recoverable		527	220
Deferred tax assets	28	5,857	4,048
Retirement benefit assets	27	3,823	4,531
Other assets	21	9,893	9,599
Total assets		616,928	602,849
Liabilities
Deposits from banks		4,658	3,363
Customer deposits		446,172	449,373
Repurchase agreements at amortised cost		48,590	30,106
Due to fellow Lloyds Banking Group undertakings		2,539	1,490
Items in the course of transmission to banks		357	308
Financial liabilities at fair value through profit or loss	23	5,159	6,537
Derivative financial instruments	14	5,891	4,643
Notes in circulation		1,280	1,321
Debt securities in issue	24	49,056	48,724
Other liabilities	26	5,646	5,391
Retirement benefit obligations	27	126	230
Current tax liabilities		3	–
Deferred tax liabilities		208	–
Other provisions	29	1,591	1,933
Subordinated liabilities	30	6,593	8,658
Total liabilities		577,869	562,077
Equity
Share capital	31	1,574	1,574
Share premium account	32	600	600
Other reserves	33	743	5,400
Retained profits	34	31,792	28,836
Ordinary shareholders’ equity		34,709	36,410
Other equity instruments	35	4,268	4,268
Total equity excluding non-controlling interests		38,977	40,678
Non-controlling interests		82	94
Total equity		39,059	40,772
Total equity and liabilities		616,928	602,849
The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December

	Attributable to ordinary shareholders
	Share capital and premium £ million	Other reserves £ million	Retained profits £ million	Total £ million	Other equity instruments £ million	Non- controlling interests £ million	Total £ million
At 1 January 2022	2,174	5,400	28,836	36,410	4,268	94	40,772
Comprehensive income
Profit for the year	–	–	4,528	4,528	241	25	4,794
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(2,152)	(2,152)	–	–	(2,152)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	–	(31)	–	(31)	–	–	(31)
Equity shares	–	(1)	–	(1)	–	–	(1)
Gains and losses attributable to own credit risk, net of tax	–	–	364	364	–	–	364
Movements in cash flow hedging reserve, net of tax	–	(4,717)	–	(4,717)	–	–	(4,717)
Movements in foreign currency translation reserve, net of tax	–	91	–	91	–	–	91
Total other comprehensive (loss) income	–	(4,658)	(1,788)	(6,446)	–	–	(6,446)
Total comprehensive (loss) income[1]	–	(4,658)	2,740	(1,918)	241	25	(1,652)
Transactions with owners
Dividends (note 36)	–	–	–	–	–	(37)	(37)
Distributions on other equity instruments	–	–	–	–	(241)	–	(241)
Capital contributions received	–	–	221	221	–	–	221
Return of capital contributions	–	–	(4)	(4)	–	–	(4)
Total transactions with owners	–	–	217	217	(241)	(37)	(61)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	1	(1)	–	–	–	–
At 31 December 2022	2,174	743	31,792	34,709	4,268	82	39,059
1Total comprehensive income attributable to owners of the parent was a deficit of £1,677 million (2021: surplus of £4,400 million; 2020: surplus of £1,413 million).
Further details of movements in the Group’s share capital, reserves and other equity instruments are provided in notes 31, 32, 33, 34 and 35.
The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December

	Attributable to ordinary shareholders
	Share capital and premium £ million	Other reserves £ million	Retained profits £ million	Total £ million	Other equity instruments £ million	Non- controlling interests £ million	Total £ million
At 1 January 2021	2,174	7,181	25,750	35,105	5,935	78	41,118
Comprehensive income
Profit for the year	–	–	4,826	4,826	344	32	5,202
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	1,062	1,062	–	–	1,062
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	–	196	–	196	–	–	196
Equity shares	–	1	–	1	–	–	1
Gains and losses attributable to own credit risk, net of tax	–	–	(52)	(52)	–	–	(52)
Movements in cash flow hedging reserve, net of tax	–	(1,958)	–	(1,958)	–	–	(1,958)
Movements in foreign currency translation reserve, net of tax	–	(19)	–	(19)	–	–	(19)
Total other comprehensive (loss) income	–	(1,780)	1,010	(770)	–	–	(770)
Total comprehensive (loss) income	–	(1,780)	5,836	4,056	344	32	4,432
Transactions with owners
Dividends (note 36)	–	–	(2,900)	(2,900)	–	(14)	(2,914)
Distributions on other equity instruments	–	–	–	–	(344)	–	(344)
Issue of other equity instruments (note 35)	–	–	(1)	(1)	1,550	–	1,549
Repurchases and redemptions of other equity instruments (note 35)	–	–	(9)	(9)	(3,217)	–	(3,226)
Capital contributions received	–	–	164	164	–	–	164
Return of capital contributions	–	–	(4)	(4)	–	–	(4)
Changes in non-controlling interests	–	–	(1)	(1)	–	(2)	(3)
Total transactions with owners	–	–	(2,751)	(2,751)	(2,011)	(16)	(4,778)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	(1)	1	–	–	–	–
At 31 December 2021	2,174	5,400	28,836	36,410	4,268	94	40,772
The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December

	Attributable to ordinary shareholders
	Share capital and premium £ million	Other reserves £ million	Retained profits £ million	Total £ million	Other equity instruments £ million	Non- controlling interests £ million	Total £ million
At 1 January 2020	2,174	7,250	24,549	33,973	4,865	61	38,899
Comprehensive income
Profit for the year	–	–	1,023	1,023	417	26	1,466
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	113	113	–	–	113
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	–	(20)	–	(20)	–	–	(20)
Equity shares	–	(16)	–	(16)	–	–	(16)
Gains and losses attributable to own credit risk, net of tax	–	–	(55)	(55)	–	–	(55)
Movements in cash flow hedging reserve, net of tax	–	(49)	–	(49)	–	–	(49)
Total other comprehensive (loss) income	–	(85)	58	(27)	–	–	(27)
Total comprehensive (loss) income	–	(85)	1,081	996	417	26	1,439
Transactions with owners
Dividends (note 36)	–	–	–	–	–	(7)	(7)
Distributions on other equity instruments	–	–	–	–	(417)	–	(417)
Issue of other equity instruments (note 35)	–	–	–	–	1,070	–	1,070
Capital contributions received	–	–	140	140	–	–	140
Return of capital contributions	–	–	(4)	(4)	–	–	(4)
Changes in non-controlling interests	–	–	–	–	–	(2)	(2)
Total transactions with owners	–	–	136	136	653	(9)	780
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	16	(16)	–	–	–	–
At 31 December 2020	2,174	7,181	25,750	35,105	5,935	78	41,118
The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December

	Note	2022 £ million	2021[1] £ million	2020[1] £ million
Cash flows from operating activities
Profit before tax		6,094	5,785	1,329
Adjustments for:
Change in operating assets	45(A)	(2,900)	5,174	(5,882)
Change in operating liabilities	45(B)	16,894	8,110	17,841
Non-cash and other items	45(C)	(129)	(661)	3,484
Tax paid (net)		(649)	(715)	(616)
Net cash provided by operating activities		19,310	17,693	16,156
Cash flows from investing activities
Purchase of financial assets		(7,953)	(8,885)	(8,539)
Proceeds from sale and maturity of financial assets		11,041	8,134	6,225
Purchase of fixed assets		(3,704)	(3,102)	(2,815)
Proceeds from sale of fixed assets		871	1,028	1,063
Acquisition of businesses, net of cash acquired		–	(3)	–
Net cash provided by (used in) investing activities		255	(2,828)	(4,066)
Cash flows from financing activities
Dividends paid to ordinary shareholders	36	–	(2,900)	–
Distributions on other equity instruments		(241)	(344)	(417)
Dividends paid to non-controlling interests		(37)	(14)	(7)
Return of capital contributions		(4)	(4)	(4)
Interest paid on subordinated liabilities		(397)	(525)	(852)
Proceeds from issue of subordinated liabilities		837	3,262	303
Proceeds from issue of other equity instruments		–	1,549	1,070
Repayment of subordinated liabilities		(2,216)	(3,745)	(4,156)
Repurchases and redemptions of other equity instruments		–	(3,226)	–
Borrowings from parent company		1,852	543	4,799
Repayments of borrowings to parent company		–	(4,896)	(1,403)
Interest paid on borrowings from parent company		(200)	(226)	(98)
Net cash used in financing activities		(406)	(10,526)	(765)
Effects of exchange rate changes on cash and cash equivalents		82	(1)	1
Change in cash and cash equivalents		19,241	4,338	11,326
Cash and cash equivalents at beginning of year		55,960	51,622	40,296
Cash and cash equivalents at end of year	45(D)	75,201	55,960	51,622
1Restated, see page F-14.
The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022

NOTE 1: BASIS OF PREPARATION
The consolidated financial statements of Lloyds Bank plc and its subsidiary undertakings (the Group) have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).
The financial information has been prepared under the historical cost convention, as modified by the revaluation of investment properties, financial assets measured at fair value through other comprehensive income, trading securities and certain other financial assets and liabilities at fair value through profit or loss and all derivative contracts. The directors consider that it is appropriate to continue to adopt the going concern basis in preparing the financial statements. In reaching this assessment, the directors have considered the impact of climate change upon the Group’s performance and projected funding and capital position. The directors have also taken into account the results from stress testing scenarios.
Details of those IFRS pronouncements which will be relevant to the Group but which were not effective at 31 December 2022 and which have not been applied in preparing these financial statements are given in note 47.
In April 2022, the IFRS Interpretations Committee was asked to consider whether an entity includes a demand deposit as a component of cash and cash equivalents in the statement of cash flows when the demand deposit is subject to contractual restrictions on use agreed with a third party. It concluded that such amounts should be included within cash and cash equivalents. Accordingly, the Group includes mandatory reserve deposits with central banks that are held in demand accounts within cash and cash equivalents disclosed in the cash flow statement. This change has increased the Group’s cash and cash equivalents at 1 January 2020 by £1,682 million (to £40,296 million) and decreased the adjustment for the change in operating assets in 2020 by £974 million (to a reduction of £5,882 million) resulting in an increase in the Group’s cash and cash equivalents at 31 December 2020 of £2,656 million (to £51,622 million); and decreased the adjustment for the change in operating assets in 2021 by £114 million (to an increase of £5,174 million) and, as a result, the Group’s cash and cash equivalents at 31 December 2021 increased by £2,770 million (to £55,960 million). The change had no impact on profit after tax or total equity.
In 2021, the Group adopted the Interest Rate Benchmark Reform Phase 2 amendments issued by the IASB. These amendments require that changes to expected future cash flows that both arise as a direct result of IBOR Reform and are economically equivalent to the previous cash flows are accounted for as a change to the effective interest rate with no adjustment to the asset’s or liability’s carrying value; no immediate gain or loss is recognised. The requirements also provide relief from the requirements to discontinue hedge accounting as a result of amending hedge documentation if the changes are required solely as a result of IBOR Reform.
NOTE 2: ACCOUNTING POLICIES
The Group's accounting policies are set out below. These accounting policies have been applied consistently.
(A)    Consolidation
The assets, liabilities and results of Group undertakings (including structured entities) are included in the financial statements on the basis of accounts made up to the reporting date. Group undertakings include subsidiaries, associates and joint ventures.
(1)    Subsidiaries
Subsidiaries are entities controlled by the Group. The Group controls an entity when it has power over the entity, is exposed to, or has rights to, variable returns from its involvement with the entity, and has the ability to affect those returns through the exercise of its power. This generally accompanies a shareholding of more than one half of the voting rights although in certain circumstances a holding of less than one half of the voting rights may still result in the ability of the Group to exercise control. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. The Group reassesses whether or not it controls an entity if facts and circumstances indicate that there have been changes to any of the above elements. Subsidiaries are fully consolidated from the date on which control is transferred to the Group; they are de-consolidated from the date that control ceases.
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
The acquisition method of accounting is used to account for business combinations by the Group. The consideration for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred except those relating to the issuance of debt instruments (see (E)(4) below) or share capital (see (O) below). Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair value at the acquisition date.
(2)    Joint ventures and associates
Joint ventures are joint arrangements over which the Group has joint control with other parties and has rights to the net assets of the arrangements. Joint control is the contractually agreed sharing of control of an arrangement and only exists when decisions about the relevant activities require the unanimous consent of the parties sharing control. Associates are entities over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the entity, but is not control or joint control of those policies, and is generally achieved through holding between 20 per cent and 50 per cent of the voting share capital of the entity.
The Group utilises the venture capital exemption for investments where significant influence or joint control is present and the business unit operates as a venture capital business. These investments are designated on initial recognition at fair value through profit or loss. Otherwise, the Group’s investments in joint ventures and associates are accounted for using the equity method of accounting.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 2: ACCOUNTING POLICIES (continued)
(B)    Goodwill
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
Goodwill is recognised as an asset at cost and is tested at least annually for impairment. For impairment testing, goodwill is allocated to the cash generating unit (CGU) or groups of CGUs that are expected to benefit from the business combination. The Group's CGUs are largely product based for its Retail business and client based for its Commercial Banking business. An impairment loss is recognised if the carrying amount of a CGU is determined to be greater than its recoverable amount. The recoverable amount of a CGU is the higher of its fair value less costs to sell and its value in use. If an impairment is identified the carrying value of the goodwill is written down immediately through the income statement and this is not subsequently reversed. At the date of disposal of a subsidiary, the carrying value of attributable goodwill is included in the calculation of the profit or loss on disposal.
(C)    Other intangible assets
Intangible assets which have been determined to have a finite useful life are amortised on a straight-line basis over their estimated useful life as follows: up to 7 years for capitalised software; 10 to 15 years for brands and other intangible assets.
Intangible assets with finite useful lives are reviewed at each reporting date to assess whether there is any indication that they are impaired. If any such indication exists the recoverable amount of the asset is determined and in the event that the asset’s carrying amount is greater than its recoverable amount, it is written down immediately. Certain brands have been determined to have an indefinite useful life and are not amortised. Such intangible assets are assessed annually to determine whether the asset is impaired and to reconfirm that an indefinite useful life remains appropriate. In the event that an indefinite life is inappropriate, a finite life is determined and a further impairment review is performed on the asset.
(D)    Revenue recognition
(1)    Net interest income
Interest income and expense are recognised in the income statement using the effective interest method for all interest-bearing financial instruments, except for those classified at fair value through profit or loss. The effective interest method is a method of calculating the amortised cost of a financial asset or liability and of allocating the interest income or interest expense over the expected life of the financial instrument. The effective interest rate is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument to the gross carrying amount of the financial asset (before adjusting for expected credit losses) or to the amortised cost of the financial liability, including early redemption fees, other fees, and premiums and discounts that are an integral part of the overall return. In the case of financial assets that are purchased or originated credit-impaired, the effective interest rate is the rate that discounts the estimated future cash flows to the amortised cost of the instrument. Direct incremental transaction costs related to the acquisition, issue or disposal of a financial instrument are also taken into account. Interest income from non-credit impaired financial assets is recognised by applying the effective interest rate to the gross carrying amount of the asset; for credit impaired financial assets, the effective interest rate is applied to the net carrying amount after deducting the allowance for expected credit losses. Impairment policies are set out in (H) below.
(2)    Fee and commission income and expense
Fees and commissions receivable which are not an integral part of the effective interest rate are recognised as income as the Group fulfils its performance obligations. The Group’s principal performance obligations arising from contracts with customers are in respect of value added current accounts, credit cards and debit cards. These fees are received, and the Group provides the service, monthly; the fees are recognised in income on this basis. The Group also receives certain fees in respect of its asset finance business where the performance obligations are typically fulfilled towards the end of the customer contract; these fees are recognised in income on this basis. Where it is unlikely that the loan commitments will be drawn, loan commitment fees are recognised in fee and commission income over the life of the facility, rather than as an adjustment to the effective interest rate for the lending expected to be drawn. Incremental costs incurred to generate fee and commission income are charged to fee and commission expense as they are incurred.
(3)    Other
Dividend income is recognised when the right to receive payment is established.
Revenue recognition policies specific to trading income are set out in (E)(3) below; and those relating to leases are set out in (J)(1) below.
(E)    Financial assets and liabilities
On initial recognition, financial assets are classified as measured at amortised cost, fair value through other comprehensive income or fair value through profit or loss, depending on the Group’s business model for managing those financial assets and whether the resultant cash flows represent solely payments of principal and interest. The Group assesses its business models at a portfolio level based on its objectives for the relevant portfolio, how the performance of the portfolio is managed and reported, and the frequency of asset sales. Financial assets with embedded derivatives are considered in their entirety when considering their cash flow characteristics. The Group reclassifies financial assets only when its business model for managing those assets changes. A reclassification will only take place when the change is significant to the Group’s operations and will occur at a portfolio level and not for individual instruments; reclassifications are expected to be rare. Equity investments are measured at fair value through profit or loss unless the Group elects at initial recognition to account for the instruments at fair value through other comprehensive income. For these instruments, principally strategic investments, dividends are recognised in profit or loss but fair value gains and losses are not subsequently reclassified to profit or loss following derecognition of the investment.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 2: ACCOUNTING POLICIES (continued)
(1)    Financial instruments measured at amortised cost
Financial assets that are held to collect contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. A basic lending arrangement results in contractual cash flows that are solely payments of principal and interest on the principal amount outstanding. Where the contractual cash flows introduce exposure to risks or volatility unrelated to a basic lending arrangement such as changes in equity prices or commodity prices, the payments do not comprise solely principal and interest. Financial assets measured at amortised cost are predominantly loans and advances to customers and banks, reverse repurchase agreements and certain debt securities used by the Group to manage its liquidity. Loans and advances and reverse repurchase agreements are initially recognised when cash is advanced to the borrower at fair value inclusive of transaction costs. Interest income is accounted for using the effective interest method (see (D) above).
Financial liabilities are measured at amortised cost, except for trading liabilities and other financial liabilities designated at fair value through profit or loss on initial recognition which are held at fair value.
Where changes are made to the contractual cash flows of a financial asset or financial liability that are economically equivalent and arise as a direct consequence of interest rate benchmark reform, the Group updates the effective interest rate and does not recognise an immediate gain or loss.
(2)    Financial assets measured at fair value through other comprehensive income
Financial assets that are held to collect contractual cash flows and for subsequent sale, where the assets’ cash flows represent solely payments of principal and interest, are recognised in the balance sheet at their fair value, inclusive of transaction costs. Interest calculated using the effective interest method and foreign exchange gains and losses on assets denominated in foreign currencies are recognised in the income statement. All other gains and losses arising from changes in fair value are recognised directly in other comprehensive income, until the financial asset is either sold or matures, at which time the cumulative gain or loss previously recognised in other comprehensive income is recognised in the income statement; other than in respect of equity shares, for which the cumulative revaluation amount is transferred directly to retained profits. The Group recognises a charge for expected credit losses in the income statement (see (H) below). As the asset is measured at fair value, the charge does not adjust the carrying value of the asset, and this is reflected in other comprehensive income.
(3)    Financial instruments measured at fair value through profit or loss
Financial assets are classified at fair value through profit or loss where they do not meet the criteria to be measured at amortised cost or fair value through other comprehensive income or where they are designated at fair value through profit or loss to reduce an accounting mismatch. All derivatives are carried at fair value through profit or loss, other than those in effective cash flow and net investment hedging relationships. Derivatives are carried on the balance sheet as assets when their fair value is positive and as liabilities when their fair value is negative. Refer to note 41(3) (Financial instruments: Financial assets and liabilities carried at fair value) for details of valuation techniques and significant inputs to valuation models.
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
Financial liabilities are measured at fair value through profit or loss where they are trading liabilities or where they are designated at fair value through profit or loss in order to reduce an accounting mismatch; where the liabilities are part of a group of liabilities (or assets and liabilities) which is managed, and its performance evaluated, on a fair value basis; or where the liabilities contain one or more embedded derivatives that significantly modify the cash flows arising under the contract and would otherwise need to be separately accounted for. Financial liabilities measured at fair value through profit or loss are recognised in the balance sheet at their fair value. Fair value gains and losses are recognised in the income statement within net trading income in the period in which they occur, except in the case of financial liabilities designated at fair value through profit or loss where gains and losses attributable to changes in own credit risk are recognised in other comprehensive income.
The fair values of assets and liabilities traded in active markets are based on current bid and offer prices, respectively, which include the expected effects of potential changes to laws and regulations, risks associated with climate change and other factors. If the market is not active the Group establishes a fair value by using valuation techniques. The fair values of derivative financial instruments are adjusted where appropriate to reflect credit risk (via credit valuation adjustments (CVAs), debit valuation adjustments (DVAs) and funding valuation adjustments (FVAs)), market liquidity and other risks.
(4)    Borrowings
Borrowings (which include deposits from banks, customer deposits, repurchase agreements, debt securities in issue and subordinated liabilities) are recognised initially at fair value, being their issue proceeds net of transaction costs incurred. These instruments are subsequently stated at amortised cost using the effective interest method.
Preference shares and other instruments which carry a mandatory coupon or are redeemable on a specific date are classified as financial liabilities. The coupon on these instruments is recognised in the income statement as interest expense. Securities which carry a discretionary coupon and have no fixed maturity or redemption date are classified as other equity instruments. Interest payments on these securities are recognised as distributions from equity in the period in which they are paid. An exchange of financial liabilities on substantially different terms is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The difference between the carrying amount of a financial liability extinguished and the new financial liability is recognised in profit or loss together with any related costs or fees incurred.
When a financial liability is exchanged for an equity instrument, the new equity instrument is recognised at fair value and any difference between the carrying value of the liability and the fair value of the new equity instrument is recognised in profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 2: ACCOUNTING POLICIES (continued)
(5)    Sale and repurchase agreements (including securities lending and borrowing)
Securities sold subject to repurchase agreements (repos) continue to be recognised on the balance sheet where substantially all of the risks and rewards are retained. Funds received for repos carried at fair value are included within trading liabilities. Conversely, securities purchased under agreements to resell (reverse repos), where the Group does not acquire substantially all of the risks and rewards of ownership, are measured at amortised cost or at fair value. Those measured at fair value are recognised within trading securities. The difference between sale and repurchase price is treated as interest and accrued over the life of the agreements using the effective interest method.
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
(F)    Hedge accounting
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
Hedge accounting allows one financial instrument, generally a derivative such as a swap, to be designated as a hedge of another financial instrument such as a loan or deposit or a portfolio of such instruments. At the inception of the hedge relationship, formal documentation is drawn up specifying the hedging strategy, the hedged item, the hedging instrument and the methodology that will be used to measure the effectiveness of the hedge relationship in offsetting changes in the fair value or cash flow of the hedged risk. The effectiveness of the hedging relationship is tested both at inception and throughout its life and if at any point it is concluded that it is no longer highly effective in achieving its documented objective, hedge accounting is discontinued. Note 14 provides details of the types of derivatives held by the Group and presents separately those designated in hedge relationships.
Where there is uncertainty arising from interest rate benchmark reform, the Group assumes that the interest rate benchmark on which the hedged cash flows and/or the hedged risk are based, or the interest rate benchmark on which the cash flows of the hedging instrument are based, are not altered as a result of interest rate benchmark reform. The Group does not discontinue a hedging relationship during the period of uncertainty arising from the interest rate benchmark reform solely because the actual results of the hedge are not highly effective.
Where the contractual terms of a financial asset, financial liability or derivative are amended, on an economically equivalent basis, as a direct consequence of interest rate benchmark reform, the uncertainty arising from the reform is no longer present. In these circumstances, the Group amends the hedge documentation to reflect the changes required by the reform; these changes to the documentation do not in and of themselves result in the discontinuation of hedge accounting or require the designation of a new hedge relationship.
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
(3)    Net investment hedges
Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in other comprehensive income, the gain or loss relating to the ineffective portion is recognised immediately in the income statement. Gains and losses accumulated in equity are included in the income statement when the foreign operation is disposed of. The hedging instruments used in net investment hedges may include non-derivative liabilities as well as derivative financial instruments.
(G)    Offset
Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right of offset and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously. Cash collateral on exchange traded derivative transactions is presented gross unless the collateral cash flows are always settled net with the derivative cash flows. In certain situations, even though master netting agreements exist, the lack of management intention to settle on a net basis results in the financial assets and liabilities being reported gross on the balance sheet.
(H)    Impairment of financial assets
The impairment charge in the income statement reflects the change in expected credit losses, including those arising from fraud. Expected credit losses are recognised for loans and advances to customers and banks, other financial assets held at amortised cost, financial assets (other than equity investments) measured at fair value through other comprehensive income, and certain loan commitments and financial guarantee contracts. Expected credit losses are calculated as an unbiased and probability-weighted estimate using an appropriate probability of default, adjusted to take into account a range of possible future economic scenarios, and applying this to the estimated exposure of the Group at the point of default after taking into account the value of any collateral held, repayments, or other mitigants of loss and including the impact of discounting using the effective interest rate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 2: ACCOUNTING POLICIES (continued)
At initial recognition, allowance (or provision in the case of some loan commitments and financial guarantees) is made for expected credit losses resulting from default events that are possible within the next 12 months (12-month expected credit losses). In the event of a significant increase in credit risk since origination, allowance (or provision) is made for expected credit losses resulting from all possible default events over the expected life of the financial instrument (lifetime expected credit losses). Financial assets where 12-month expected credit losses are recognised are considered to be Stage 1; financial assets which are considered to have experienced a significant increase in credit risk since initial recognition are in Stage 2; and financial assets which have defaulted or are otherwise considered to be credit-impaired are allocated to Stage 3. Some Stage 3 assets, mainly in Commercial Banking, are subject to individual rather than collective assessment. Such cases are subject to a risk-based impairment sanctioning process, and these are reviewed and updated at least quarterly, or more frequently if there is a significant change in the credit profile. The collective assessment of impairment aggregates financial instruments with similar risk characteristics, such as whether the facility is revolving in nature or secured and the type of security held against financial assets.
An assessment of whether credit risk has increased significantly since initial recognition considers the change in the risk of default occurring over the remaining expected life of the financial instrument. In determining whether there has been a significant increase in credit risk, the Group uses quantitative tests based on relative and absolute probability of default (PD) movements linked to internal credit ratings together with qualitative indicators such as watchlists and other indicators of historical delinquency, credit weakness or financial difficulty. The use of internal credit ratings and qualitative indicators ensures alignment between the assessment of staging and the Group’s management of credit risk which utilises these internal metrics within distinct retail and commercial portfolio risk management practices. However, unless identified at an earlier stage, the credit risk of financial assets is deemed to have increased significantly when more than 30 days past due. The use of a payment holiday in and of itself has not been judged to indicate a significant increase in credit risk, with the underlying long-term credit risk deemed to be driven by economic conditions and captured through the use of forward-looking models. These portfolio-level models are capturing the anticipated volume of increased defaults and therefore an appropriate assessment of staging and expected credit loss. Where the credit risk subsequently improves such that it no longer represents a significant increase in credit risk since initial recognition, the asset is transferred back to Stage 1.
Assets are transferred to Stage 3 when they have defaulted or are otherwise considered to be credit-impaired. Default is considered to have occurred when there is evidence that the customer is experiencing financial difficulty which is likely to affect significantly the ability to repay the amount due. IFRS 9 contains a rebuttable presumption that default occurs no later than when a payment is 90 days past due which the Group now uses for all its products following changes to the definition of default for UK Mortgages on 1 January 2022. In addition, other indicators of mortgage default are added including end-of-term payments on past due interest-only accounts and loans considered non-performing due to recent arrears or forbearance. The use of payment holidays is not considered to be an automatic trigger of regulatory default and therefore does not automatically trigger Stage 3. Days past due will also not accumulate on any accounts that have taken a payment holiday including those already past due.
In certain circumstances, the Group will renegotiate the original terms of a customer’s loan, either as part of an ongoing customer relationship or in response to adverse changes in the circumstances of the borrower. In the latter circumstances, the loan will remain classified as either Stage 2 or Stage 3 until the credit risk has improved such that it no longer represents a significant increase since origination (for a return to Stage 1), or the loan is no longer credit-impaired (for a return to Stage 2). On renegotiation the gross carrying amount of the loan is recalculated as the present value of the renegotiated or modified contractual cash flows, which are discounted at the original effective interest rate. Renegotiation may also lead to the loan and associated allowance being derecognised and a new loan being recognised initially at fair value.
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
A loan or advance is normally written off, either partially or in full, against the related allowance when the proceeds from realising any available security have been received or there is no realistic prospect of recovery and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of impairment losses recorded in the income statement. For both secured and unsecured retail balances, the write-off takes place only once an extensive set of collections processes has been completed, or the status of the account reaches a point where policy dictates that continuing attempts to recover are no longer appropriate. For commercial lending, a write-off occurs if the loan facility with the customer is restructured, the asset is under administration and the only monies that can be received are the amounts estimated by the administrator, the underlying assets are disposed and a decision is made that no further settlement monies will be received, or external evidence (for example, third-party valuations) is available that there has been an irreversible decline in expected cash flows.
(I)    Property, plant and equipment
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
The assets’ residual values and useful lives are reviewed and, if appropriate, revised at each balance sheet date.
Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In assessing the recoverable amount of assets the Group considers the effects of potential or actual changes in legislation, customer behaviour, climate-related risks and other factors on the asset’s CGU. In the event that an asset’s CGU carrying amount is determined to be greater than its recoverable amount the asset is written down immediately.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 2: ACCOUNTING POLICIES (continued)
(J)    Leases
Under IFRS 16, a lessor is required to determine whether a lease is a finance or operating lease. A lessee is not required to make this determination.
(1)    As lessor
Assets leased to customers are classified as finance leases if the lease agreements transfer substantially all of the risks and rewards of ownership to the lessee but not necessarily legal title. All other leases are classified as operating leases. When assets are subject to finance leases, the present value of the lease payments, together with any unguaranteed residual value, is recognised as a receivable, net of allowances for expected credit losses and residual value impairment, within loans and advances to banks and customers. The difference between the gross receivable and the present value of the receivable is recognised as unearned finance lease income. Finance lease income is recognised in interest income over the term of the lease using the net investment method (before tax) so as to give a constant rate of return on the net investment in the lease. Unguaranteed residual values are reviewed regularly to identify any impairment.
Operating lease assets are included within other assets at cost and depreciated over their estimated useful lives. The depreciation charge is based on the asset’s residual value and the life of the lease. Operating lease rental income is recognised on a straight-line basis over the life of the lease.
The Group evaluates non-lease arrangements such as outsourcing and similar contracts to determine if they contain a lease which is then accounted for separately.
(2)    As lessee
Leases are recognised as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. Assets and liabilities arising from a lease are initially measured on a present value basis. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Group’s incremental borrowing rate appropriate for the right-of-use asset arising from the lease, and the liability recognised within other liabilities.
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
(K)    Employee benefits
Short-term employee benefits, such as salaries, paid absences, performance-based cash awards and social security costs, are recognised over the period in which the employees provide the related services.
(1)    Pension schemes
The Group operates a number of post-retirement benefit schemes for its employees including both defined benefit and defined contribution pension plans. A defined benefit scheme is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, dependent on one or more factors such as age, years of pensionable service and pensionable salary. A defined contribution plan is a pension plan into which the Group pays fixed contributions; there is no legal or constructive obligation to pay further contributions.
(i)    Defined benefit schemes
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
The Group’s balance sheet includes the net surplus or deficit, being the difference between the fair value of scheme assets and the discounted value of scheme liabilities at the balance sheet date. Surpluses are only recognised to the extent that they are recoverable through reduced contributions in the future or through refunds from the schemes. In assessing whether a surplus is recoverable, the Group considers (i) its current right to obtain a refund or a reduction in future contributions and (ii) the rights of other parties existing at the balance sheet date. In determining the rights of third parties existing at the balance sheet date, the Group does not anticipate any future acts by other parties.
(ii)    Defined contribution schemes
The costs of the Group’s defined contribution plans are charged to the income statement in the period in which they fall due.
(2)    Share-based compensation
Lloyds Banking Group operates a number of equity-settled, share-based compensation plans in respect of services received from certain of its employees. The value of the employee services received in exchange for equity instruments granted under these plans is recognised as an expense over the vesting period of the instruments, with a corresponding increase in equity. This expense is determined by reference to the fair value of the number of equity instruments that are expected to vest. The fair value of equity instruments granted is based on market prices, if available, at the date of grant. In the absence of market prices, the fair value of the instruments at the date of grant is estimated using an appropriate valuation technique, such as a Black-Scholes option pricing model or a Monte Carlo simulation. The determination of fair values excludes the impact of any non-market vesting conditions, which are included in the assumptions used to estimate the number of options that are expected to vest. At each balance sheet date, this estimate is reassessed and if necessary revised. Any revision of the original estimate is recognised in the income statement, together with a corresponding adjustment to equity. Cancellations by employees of contributions to the Group’s Save As You Earn plans are treated as non-vesting conditions and the Group recognises, in the year of cancellation, the amount of the expense that would have otherwise been recognised over the remainder of the vesting period. Modifications are assessed at the date of modification and any incremental charges are charged to the income statement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 2: ACCOUNTING POLICIES (continued)
(L)    Taxation
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
Current tax includes amounts provided in respect of uncertain tax positions when management expects that, upon examination of the uncertainty by His Majesty’s Revenue and Customs (HMRC) or other relevant tax authority, it is more likely than not that an economic outflow will occur. Provisions reflect management’s best estimate of the ultimate liability based on their interpretation of tax law, precedent and guidance, informed by external tax advice as necessary. Changes in facts and circumstances underlying these provisions are reassessed at each balance sheet date, and the provisions are remeasured as required to reflect current information.
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
(M)    Foreign currency translation
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). Foreign currency transactions are translated into the appropriate functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when recognised in other comprehensive income as qualifying cash flow or net investment hedges. Non-monetary assets that are measured at fair value are translated using the exchange rate at the date that the fair value was determined. Translation differences on equities and similar non-monetary items held at fair value through profit and loss are recognised in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets measured at fair value through other comprehensive income, such as equity shares, are included in the fair value reserve in equity unless the asset is a hedged item in a fair value hedge.
The results and financial position of all Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows: the assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on the acquisition of a foreign entity, are translated into sterling at foreign exchange rates ruling at the balance sheet date; and the income and expenses of foreign operations are translated into sterling at average exchange rates unless these do not approximate to the foreign exchange rates ruling at the dates of the transactions, in which case income and expenses are translated at the dates of the transactions.
Foreign exchange differences arising on the translation of a foreign operation are recognised in other comprehensive income and accumulated in a separate component of equity together with exchange differences arising from the translation of borrowings and other currency instruments designated as hedges of such investments (see (F)(3) above). On disposal or liquidation of a foreign operation, the cumulative amount of exchange differences relating to that foreign operation is reclassified from equity and included in determining the profit or loss arising on disposal or liquidation.
(N)    Provisions and contingent liabilities
Provisions are recognised in respect of present obligations arising from past events where it is probable that outflows of resources will be required to settle the obligations and they can be reliably estimated.
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
(O)    Share capital
Incremental costs directly attributable to the issue of new shares or options or to the acquisition of a business are shown in equity as a deduction, net of tax, from the proceeds. Dividends paid on the Group’s ordinary shares are recognised as a reduction in equity in the period in which they are paid.
(P)    Cash and cash equivalents
For the purposes of the cash flow statement, cash and cash equivalents comprise cash and non-mandatory deposits held with central banks, mandatory deposits held with central banks in demand accounts and amounts due from banks with an original maturity of less than three months that are available to finance the Group’s day-to-day operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022

NOTE 2(A): CHANGES IN COMPARATIVE DATA
Restatement of cash flow statement following IFRS Interpretations Committee conclusion in April 2022 (see note 1).
Consolidated cash flow statement for the year ended 31 December 2020

	As reported in 2021 £m	Adjustments £m	As reported in 2022 £m
Cash flows from operating activities
Profit before tax	1,329	–	1,329
Adjustments for:
Change in operating assets	(6,856)	974	(5,882)
Change in operating liabilities	17,841	–	17,841
Non-cash and other items	3,484	–	3,484
Tax paid (net)	(616)	–	(616)
Net cash provided by operating activities	15,182	974	16,156
Cash flows from investing activities
Purchase of financial assets	(8,539)	–	(8,539)
Proceeds from sale and maturity of financial assets	6,225	–	6,225
Purchase of fixed assets	(2,815)	–	(2,815)
Proceeds from sale of fixed assets	1,063	–	1,063
Acquisition of businesses, net of cash acquired	–	–	–
Disposal of businesses, net of cash disposed	–	–	–
Net cash provided by (used in) investing activities	(4,066)	–	(4,066)
Cash flows from financing activities
Dividends paid to ordinary shareholders	–	–	–
Distributions on other equity instruments	(417)	–	(417)
Dividends paid to non-controlling interests	(7)	–	(7)
Return of capital contributions	(4)	–	(4)
Interest paid on subordinated liabilities	(852)	–	(852)
Proceeds from issue of subordinated liabilities	303	–	303
Proceeds from issue of other equity instruments	1,070	–	1,070
Repayment of subordinated liabilities	(4,156)	–	(4,156)
Repurchases and redemptions of other equity instruments	–	–	–
Borrowings from parent company	4,799	–	4,799
Repayments of borrowings to parent company	(1,403)	–	(1,403)
Interest paid on borrowings from parent company	(98)	–	(98)
Net cash used in financing activities	(765)	–	(765)
Effects of exchange rate changes on cash and cash equivalents	1	–	1
Change in cash and cash equivalents	10,352	974	11,326
Cash and cash equivalents at beginning of year	38,614	1,682	40,296
Cash and cash equivalents at end of year	48,966	2,656	51,622

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 2(A): CHANGES IN COMPARATIVE DATA (continued)
Note 45(A): Consolidated cash flow statement for the year ended 31 December 2020
(A)    Change in operating assets

	As reported in 2021 £m	Adjustments £m	As reported in 2022 £m
Change in amounts due from fellow Lloyds Banking Group undertakings	1,116	–	1,116
Change in other financial assets held at amortised cost	(9,688)	974	(8,714)
Change in financial assets at fair value through profit or loss	610	–	610
Change in derivative financial instruments	479	–	479
Change in other operating assets	627	–	627
Change in operating assets	(6,856)	974	(5,882)
Note 45(D): Consolidated cash flow statement for the year ended 31 December 2020
(D)    Analysis of cash and cash equivalents as shown in the balance sheet

	As reported in 2021 £m	Adjustments £m	As reported in 2022 £m

Cash and balances at central banks	49,888	–	49,888
Less mandatory reserve deposits[1]	(4,392)	2,656	(1,736)
	45,496	2,656	48,152
Loans and advances to banks and reverse repurchase agreements	5,950	–	5,950
Less amounts with a maturity of three months or more	(2,480)	–	(2,480)
	3,470	–	3,470
Total cash and cash equivalents	48,966	2,656	51,622
1    Mandatory reserve deposits are held with local central banks in accordance with statutory requirements. Where these deposits are not held in demand accounts and are not available to finance the Group’s day-to-day operations they are excluded from cash and cash equivalents.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 2(A): CHANGES IN COMPARATIVE DATA (continued)
Comparatives have been restated as a result of the Lloyds Banking Group restructure effective from 1 July 2022 and other methodology changes (see note 4).
Note 4: Segmental analysis for the year ended 31 December 2020

As reported in 2021	Retail £m	Commercial Banking £m	Other £m	Group £m
Year ended 31 December 2020[1]
Net interest income	8,321	2,300	149	10,770
Other income	1,735	673	1,407	3,815
Total income	10,056	2,973	1,556	14,585
Operating expenses	(5,816)	(1,673)	(1,707)	(9,196)
Impairment charge	(2,384)	(1,280)	(396)	(4,060)
Profit before tax	1,856	20	(547)	1,329

External income	11,859	2,496	230	14,585
Inter-segment (expense) income	(1,803)	477	1,326	–
Segment income	10,056	2,973	1,556	14,585

Segment external assets	359,171	83,155	157,613	599,939
Segment external liabilities	295,216	126,008	137,597	558,821

Analysis of segment other income:
Fee and commission income:
Current accounts	497	109	4	610
Credit and debit card fees	517	231	–	748
Commercial banking fees	–	169	–	169
Factoring	–	76	–	76
Other fees and commissions	63	157	101	321
Fee and commission income	1,077	742	105	1,924
Fee and commission expense	(571)	(195)	(143)	(909)
Net fee and commission income	506	547	(38)	1,015
Operating lease rental income	1,104	16	–	1,120
Gains less losses on disposal of financial assets at fair value through other comprehensive income	–	–	145	145
Other income	125	110	1,300	1,535
Segment other income	1,735	673	1,407	3,815

Other segment items reflected in income statement above:
Depreciation and amortisation	1,760	242	668	2,670
Defined benefit scheme charges	97	28	122	247
Other segment items:
Additions to fixed assets	1,684	89	1,042	2,815

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 2(A): CHANGES IN COMPARATIVE DATA (continued)
Note 4: Segmental analysis for the year ended 31 December 2020

Adjustments	Retail £m	Commercial Banking £m	Other £m	Group £m
Year ended 31 December 2020[1]
Net interest income	(4)	171	(167)	–
Other income	(127)	136	(9)	–
Total income	(131)	307	(176)	–
Operating expenses	(59)	(405)	464	–
Impairment charge	110	(117)	7	–
Profit before tax	(80)	(215)	295	–

External income	(369)	354	15	–
Inter-segment (expense) income	238	(47)	(191)	–
Segment income	(131)	307	(176)	–

Segment external assets	(7,987)	9,051	(1,064)	–
Segment external liabilities	(10,594)	24,720	(14,126)	–

Analysis of segment other income:
Fee and commission income:
Current accounts	(69)	73	(4)	–
Credit and debit card fees	(70)	70	–	–
Commercial banking fees	–	–	–	–
Factoring	–	–	–	–
Other fees and commissions	9	2	(11)	–
Fee and commission income	(130)	145	(15)	–
Fee and commission expense	(14)	(12)	26	–
Net fee and commission income	(144)	133	11	–
Operating lease rental income	–	–	–	–
Gains less losses on disposal of financial assets at fair value through other comprehensive income	–	–	–	–
Other income	17	3	(20)	–
Segment other income	(127)	136	(9)	–

Other segment items reflected in income statement above:
Depreciation and amortisation	–	–	–	–
Defined benefit scheme charges	3	2	(5)	–
Non-income statement segment items:
Additions to fixed assets	–	–	–	–

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 2(A): CHANGES IN COMPARATIVE DATA (continued)
Note 4: Segmental analysis for the year ended 31 December 2020

As reported in 2022	Retail £m	Commercial Banking £m	Other £m	Group £m
Year ended 31 December 2020[1]
Net interest income	8,317	2,471	(18)	10,770
Other income	1,608	809	1,398	3,815
Total income	9,925	3,280	1,380	14,585
Operating expenses	(5,875)	(2,078)	(1,243)	(9,196)
Impairment charge	(2,274)	(1,397)	(389)	(4,060)
Profit (loss) before tax	1,776	(195)	(252)	1,329

External income	11,490	2,850	245	14,585
Inter-segment (expense) income	(1,565)	430	1,135	–
Segment income	9,925	3,280	1,380	14,585

Segment external assets	351,184	92,206	156,549	599,939
Segment external liabilities	284,622	150,728	123,471	558,821

Analysis of segment other income:
Fee and commission income:
Current accounts	428	182	–	610
Credit and debit card fees	447	301	–	748
Commercial banking fees	–	169	–	169
Factoring	–	76	–	76
Other fees and commissions	72	159	90	321
Fee and commission income	947	887	90	1,924
Fee and commission expense	(585)	(207)	(117)	(909)
Net fee and commission income	362	680	(27)	1,015
Operating lease rental income	1,104	16	–	1,120
Gains less losses on disposal of financial assets at fair value through other comprehensive income	–	–	145	145
Other income	142	113	1,280	1,535
Segment other income	1,608	809	1,398	3,815

Other segment items reflected in income statement above:
Depreciation and amortisation	1,760	242	668	2,670
Defined benefit scheme charges	100	30	117	247
Non-income statement segment items:
Additions to fixed assets	1,684	89	1,042	2,815

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 3: CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY
The preparation of the Group’s financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions in applying the accounting policies that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In preparing the financial statements, the Group has considered the impact of climate-related risks on its financial position and performance. While the effects of climate change represent a source of uncertainty, the Group does not consider there to be a material impact on its judgements and estimates from the physical, transition and other climate-related risks in the short term.
The significant judgements, apart from those involving estimation, made by management in applying the Group’s accounting policies in these financial statements (critical judgements) and the key sources of estimation uncertainty that may have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year (key sources of estimation uncertainty), which together are considered critical to the Group’s results and financial position, are as follows:
Allowance for expected credit losses

Critical judgements:	Determining an appropriate definition of default against which a probability of default, exposure at default and loss given default parameter can be evaluated
Establishing the criteria for a significant increase in credit risk (SICR)
The use of management judgement alongside impairment modelling processes to adjust inputs, parameters and outputs to reflect risks not captured by models
Key source of estimation uncertainty:
Base case and multiple economic scenarios (MES) assumptions, including the rate of unemployment and the rate of change of house prices, required for creation of MES scenarios and forward-looking credit parameters

The Group recognises an allowance for expected credit losses (ECLs) for loans and advances to customers and banks, other financial assets held at amortised cost, financial assets (other than equity investments) measured at fair value through other comprehensive income and certain loan commitment and financial guarantee contracts. At 31 December 2022, the Group’s expected credit loss allowance was £4,796 million (2021: £4,000 million), of which £4,492 million (2021: £3,806 million) was in respect of drawn balances.
The calculation of the Group’s expected credit loss allowances and provisions against loan commitments and guarantees under IFRS 9 requires the Group to make a number of judgements, assumptions and estimates. Further information on the critical accounting judgements and key sources of estimation uncertainty (see above) and other significant judgements and estimates is set out in note 16.
Defined benefit pension scheme obligations

Critical judgement:	Determination of an appropriate yield curve
Key sources of estimation uncertainty:	Discount rate applied to future cash flows
Expected lifetime of the schemes’ members
Expected rate of future inflationary increases
The net asset recognised in the balance sheet at 31 December 2022 in respect of the Group’s defined benefit pension scheme obligations was £3,732 million comprising an asset of £3,823 million and a liability of £91 million (2021: a net asset of £4,404 million comprising an asset of £4,531 million and a liability of £127 million). The Group’s accounting policy for its defined benefit pension scheme obligations is set out in note 2(K).
The accounting valuation of the Group’s defined benefit pension schemes’ liabilities requires management to make a number of assumptions. The key sources of estimation uncertainty are the discount rate applied to future cash flows, the expected lifetime of the schemes’ members and the expected rate of future inflationary increases.
Income statement and balance sheet sensitivities to changes in the critical accounting estimates and other actuarial assumptions are provided in part (v) of note 27.
Uncertain tax positions

Critical judgement:	Interpreting tax rules on the Group’s open tax matters
The Lloyds Banking Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2013, HMRC informed the Lloyds Banking Group that its interpretation of the UK rules means that the group relief is not available. In 2020, HMRC concluded their enquiry into the matter and issued a closure notice. The Lloyds Banking Group’s interpretation of the UK rules has not changed and hence it has appealed to the First Tier Tax Tribunal, with a hearing expected in 2023. If the final determination of the matter by the judicial process is that HMRC’s position is correct, management estimate that this would result in an increase in current tax liabilities of approximately £760 million (including interest) and a reduction in the Group's deferred tax asset of approximately £295 million. The Lloyds Banking Group, having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due.
The Group makes other estimates in relation to tax which do not require significant judgements, see further discussion in note 28.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 3: CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (continued)
Regulatory and legal provisions

Critical judgements:	Determining the scope of reviews required by regulators
The impact of legal decisions that may be relevant to claims received
Determining whether a reliable estimate is available for obligations arising from past events
Key sources of estimation uncertainty:	The number of future complaints
The proportion of complaints that will be upheld
The average cost of redress
At 31 December 2022, the Group carried provisions of £708 million (2021: £1,054 million) against the cost of making redress payments to customers and the related administration costs in connection with historical regulatory breaches.
Determining the amount of the provisions, which represent management’s best estimate of the cost of settling these issues, requires the exercise of significant judgement and estimation. It will often be necessary to form a view on matters which are inherently uncertain, such as the scope of reviews required by regulators, and to estimate the number of future complaints, the extent to which they will be upheld, the average cost of redress and the impact of decisions reached by legal and other review processes that may be relevant to claims received. Consequently the continued appropriateness of the underlying assumptions is reviewed on a regular basis against actual experience and other relevant evidence and adjustments made to the provisions where appropriate.
Management has applied significant judgement in determining the provision required for HBOS Reading; further details are provided in note 29.
Fair value of financial instruments

Key source of estimation uncertainty:	Interest rate spreads, earnings multiples and interest rate volatility
At 31 December 2022, the carrying value of the Group’s financial instrument assets held at fair value was £28,074 million (2021: £35,095 million), and its financial instrument liabilities held at fair value was £11,050 million (2021: £11,180 million).
The Group’s valuation control framework and a description of level 1, 2 and 3 financial assets and liabilities is set out in note 41(2). The valuation techniques for level 3 financial instruments involve management judgement and estimates, the extent of which depends on the complexity of the instrument and the availability of market observable information. In addition, in line with market practice, the Group applies credit, debit and funding valuation adjustments in determining the fair value of its uncollateralised derivative positions. A description of these adjustments is set out in note 41.
Capitalised software enhancements

Critical judgement:	Assessing future trading conditions that could affect the Group’s business operations
Key source of estimation uncertainty:	Estimated useful life of internally generated capitalised software
At 31 December 2022, the carrying value of the Group’s capitalised software enhancements was £3,964 million (2021: £3,383 million).
In determining the estimated useful life of capitalised software enhancements, management consider the product’s lifecycle and the Group’s technology strategy; assets are reviewed annually to assess whether there is any indication of impairment and to confirm that the remaining estimated useful life is still appropriate. For the year ended 31 December 2022, the amortisation charge was £825 million (2021: £884 million), and at 31 December 2022, the weighted-average remaining estimated useful life of the Group’s capitalised software enhancements was 4.5 years (2021: 4.7 years). If the Group reduced by one year the estimated useful life of those assets with a remaining estimated useful life of more than two years at 31 December 2022, the 2023 amortisation charge would be approximately £200 million higher.
Consideration of climate change
Financial statement preparation includes the consideration of the impact of climate change on the Group’s financial statements. There has been no material impact identified on the financial reporting judgement and estimates. In particular, the directors considered the impact of climate change in respect of the:
•Going concern of the Group for a period of at least 12 months from the date of approval of the financial statements
•Assessment of impairment of non-financial assets including goodwill
•Carrying value and useful economic lives of property, plant and equipment
•Fair value of financial assets and liabilities. These are generally based on market indicators which include the market’s assessment of climate risk
•Economic scenarios used for measurement of expected credit losses and the behavioural lifetime of assets against the expected time horizons of when climate risks may materialise
•Forecasting of the Group's future UK taxable profits, which impacts deferred tax recognition
Whilst there is currently no material short-term impact of climate change expected, the Group acknowledges the long-term nature of climate risk and continues to monitor and assess climate risks highlighted in the risk management section on page 47.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 4: SEGMENTAL ANALYSIS
The Group provides a wide range of banking and financial services in the UK and in certain locations overseas. The Group Executive Committee (GEC) of the Lloyds Banking Group has been determined to be the chief operating decision-maker, as defined by IFRS 8 Operating Segments, for the Group. The Group’s operating segments reflect its organisational and management structures. The GEC reviews the Group’s internal reporting based around these segments in order to assess performance and allocate resources. They consider interest income and expense on a net basis and consequently the total interest income and expense for all reportable segments is presented net. The segments are differentiated by the type of products provided and by whether the customers are individuals or corporate entities.
During the year ended 31 December 2022, there were changes as a result of the Lloyds Banking Group restructure effective from 1 July 2022 and other methodology changes (comparatives have been restated accordingly):
•Business Banking and Commercial Cards moved from Retail to Commercial Banking. Wealth moved to Retail.
•The Group reviewed and updated its methodology for liquidity transfer pricing between segments.
The Group's restructure created a revised organisational structure under its divisions. The Group completed a review and determined that it had two operating and reportable segments: Retail and Commercial Banking:
•Retail offers a broad range of financial services products to personal customers, including current accounts, savings, mortgages, credit cards, unsecured loans, motor finance and leasing solutions.
•Commercial Banking serves small and medium businesses as well as corporate and institutional clients, providing lending, transactional banking, working capital management, debt financing and risk management services.
Other comprises income and expenditure not attributed to the Group's operating segments. These amounts include the costs of certain central and head office functions.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 4: SEGMENTAL ANALYSIS (continued)

	Retail £m	Commercial Banking £m	Other £m	Group £m
Year ended 31 December 2022
Net interest income	9,746	3,227	132	13,105
Other income	1,684	947	1,009	3,640
Total income	11,430	4,174	1,141	16,745
Operating expenses	(5,696)	(2,207)	(1,296)	(9,199)
Impairment (charge) credit	(1,373)	(471)	392	(1,452)
Profit before tax	4,361	1,496	237	6,094

External income	11,996	3,375	1,374	16,745
Inter-segment (expense) income	(566)	799	(233)	–
Segment income	11,430	4,174	1,141	16,745

Segment external assets	372,585	89,536	154,807	616,928
Segment external liabilities	314,051	140,923	122,895	577,869

Analysis of segment other income:
Fee and commission income:
Current accounts	420	222	–	642
Credit and debit card fees	734	456	–	1,190
Commercial banking fees	–	196	–	196
Factoring	–	79	–	79
Other fees and commissions	66	149	30	245
Fee and commission income	1,220	1,102	30	2,352
Fee and commission expense	(665)	(280)	(156)	(1,101)
Net fee and commission income	555	822	(126)	1,251
Operating lease rental income	1,065	12	–	1,077
Gains less losses on disposal of financial assets at fair value through other comprehensive income	–	–	(76)	(76)
Other income	64	113	1,211	1,388
Segment other income	1,684	947	1,009	3,640

Other segment items reflected in income statement above:
Depreciation and amortisation	1,216	195	937	2,348
Defined benefit scheme charges	72	28	25	125
Non-income statement segment items:
Additions to fixed assets	2,146	94	1,464	3,704

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 4: SEGMENTAL ANALYSIS (continued)

	Retail £m	Commercial Banking £m	Other £m	Group £m
Year ended 31 December 2021[1]
Net interest income	8,515	2,479	42	11,036
Other income	1,596	918	1,123	3,637
Total income	10,111	3,397	1,165	14,673
Operating expenses	(5,878)	(2,732)	(1,596)	(10,206)
Impairment credit (charge)	447	869	2	1,318
Profit (loss) before tax	4,680	1,534	(429)	5,785

External income	11,200	3,172	301	14,673
Inter-segment (expense) income	(1,089)	225	864	–
Segment income	10,111	3,397	1,165	14,673

Segment external assets	364,375	85,806	152,668	602,849
Segment external liabilities	312,578	145,273	104,226	562,077

Analysis of segment other income:
Fee and commission income:
Current accounts	425	209	–	634
Credit and debit card fees	533	345	–	878
Commercial banking fees	–	247	37	284
Factoring	–	76	–	76
Other fees and commissions	65	171	87	323
Fee and commission income	1,023	1,048	124	2,195
Fee and commission expense	(571)	(247)	(124)	(942)
Net fee and commission income	452	801	–	1,253
Operating lease rental income	1,046	13	–	1,059
Gains less losses on disposal of financial assets at fair value through other comprehensive income	–	–	(116)	(116)
Other income	98	104	1,239	1,441
Segment other income	1,596	918	1,123	3,637

Other segment items reflected in income statement above:
Depreciation and amortisation	1,525	273	979	2,777
Defined benefit scheme charges	89	29	118	236
Non-income statement segment items:
Additions to fixed assets	1,922	168	1,012	3,102
1Restated, see page F-28.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 4: SEGMENTAL ANALYSIS (continued)

	Retail £m	Commercial Banking £m	Other £m	Group £m
Year ended 31 December 2020[1]
Net interest income	8,317	2,471	(18)	10,770
Other income	1,608	809	1,398	3,815
Total income	9,925	3,280	1,380	14,585
Operating expenses	(5,875)	(2,078)	(1,243)	(9,196)
Impairment charge	(2,274)	(1,397)	(389)	(4,060)
Profit (loss) before tax	1,776	(195)	(252)	1,329

External income	11,490	2,850	245	14,585
Inter-segment (expense) income	(1,565)	430	1,135	–
Segment income	9,925	3,280	1,380	14,585

Segment external assets	351,184	92,206	156,549	599,939
Segment external liabilities	284,622	150,728	123,471	558,821

Analysis of segment other income:
Fee and commission income:
Current accounts	428	182	–	610
Credit and debit card fees	447	301	–	748
Commercial banking fees	–	169	–	169
Factoring	–	76	–	76
Other fees and commissions	72	159	90	321
Fee and commission income	947	887	90	1,924
Fee and commission expense	(585)	(207)	(117)	(909)
Net fee and commission income	362	680	(27)	1,015
Operating lease rental income	1,104	16	–	1,120
Gains less losses on disposal of financial assets at fair value through other comprehensive income	–	–	145	145
Other income	142	113	1,280	1,535
Segment other income	1,608	809	1,398	3,815

Other segment items reflected in income statement above:
Depreciation and amortisation	1,760	242	668	2,670
Defined benefit scheme charges	100	30	117	247
Non-income statement segment items:
Additions to fixed assets	1,684	89	1,042	2,815
1Restated, see page F-28.
Geographical areas
The Group’s operations are predominantly UK-based and as a result an analysis between UK and non-UK activities is not provided.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022

NOTE 5: NET INTEREST INCOME

	Weighted average effective interest rate
	2022%	2021%	2020%	2022 £m	2021 £m	2020 £m
Interest income:
Loans and advances to banks and reverse repurchase agreements	1.16	0.11	0.20	947	70	114
Loans and advances to customers and reverse repurchase agreements	3.01	2.55	2.76	14,523	12,334	13,358
Debt securities	2.22	1.57	1.82	145	74	92
Financial assets held at amortised cost	2.73	2.27	2.48	15,615	12,478	13,564
Financial assets at fair value through other comprehensive income	4.02	1.69	1.12	947	442	302
Total interest income[1]	2.79	2.24	2.42	16,562	12,920	13,866
Interest expense:
Deposits from banks	1.90	1.34	1.19	(78)	(66)	(82)
Customer deposits	0.34	0.12	0.40	(1,083)	(386)	(1,270)
Repurchase agreements at amortised cost	1.79	0.10	0.36	(827)	(22)	(117)
Debt securities in issue[2]	2.08	1.37	1.13	(1,075)	(746)	(761)
Lease liabilities	2.07	2.01	2.36	(27)	(30)	(39)
Subordinated liabilities	5.55	7.01	7.19	(367)	(634)	(827)
Total interest expense[3]	0.81	0.45	0.71	(3,457)	(1,884)	(3,096)
Net interest income				13,105	11,036	10,770
1Includes £21 million (2021: £10 million; 2020: £10 million) of interest income on liabilities with negative interest rates, £29 million (2021: £38 million; 2020: £42 million) in respect of interest income on finance leases and £682 million (2021: £695 million) in respect of hire purchase receivables.
2The impact of the Group’s hedging arrangements is included on this line; excluding this impact the weighted average effective interest rate in respect of debt securities in issue would be 4.17 per cent (2021: 2.30 per cent; 2020: 2.42 per cent).
3Includes £5 million (2021: £2 million; 2020: £23 million) of interest expense on assets with negative interest rates.
Included within interest income is £271 million (2021: £173 million; 2020: £170 million) in respect of credit-impaired financial assets. Net interest income also includes a credit of £1 million (2021: credit of £584 million; 2020: credit of £727 million) transferred from the cash flow hedging reserve (see note 33).
NOTE 6: NET FEE AND COMMISSION INCOME

	2022 £m	2021 £m	2020 £m
Fee and commission income:
Current accounts	642	634	610
Credit and debit card fees	1,190	878	748
Commercial banking fees	196	284	169
Factoring	79	76	76
Other fees and commissions	245	323	321
Total fee and commission income	2,352	2,195	1,924
Fee and commission expense	(1,101)	(942)	(909)
Net fee and commission income	1,251	1,253	1,015
Fees and commissions which are an integral part of the effective interest rate form part of net interest income shown in note 5. Fees and commissions relating to instruments that are held at fair value through profit or loss are included within net trading income shown in note 7.
In determining the disaggregation of fees and commissions the Group has considered how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors, including those that are impacted by climate-related factors. It has determined that the above disaggregation by product type provides useful information that does not aggregate items that have substantially different characteristics and is not too detailed.
At 31 December 2022, the Group held on its balance sheet £99 million (31 December 2021: £76 million) in respect of services provided to customers and £63 million (31 December 2021: £70 million) in respect of amounts received from customers for services to be provided after the balance sheet date. Current unsatisfied performance obligations amount to £138 million (31 December 2021: £143 million); the Group expects to receive substantially all of this revenue by 2024.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 6: NET FEE AND COMMISSION INCOME (continued)
Income recognised during the year included £5 million (2021: £13 million) in respect of amounts included in the contract liability balance at the start of the year and £nil (2021: £nil) in respect of amounts from performance obligations satisfied in previous years.
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
NOTE 7: NET TRADING INCOME

	2022 £m	2021 £m	2020 £m
Foreign exchange translation gains	6	10	74
Gains on foreign exchange trading transactions	341	329	326
Total foreign exchange	347	339	400
Investment property losses	–	–	(20)
Securities and other (losses) gains (see below)	(167)	46	370
Net trading income	180	385	750
Securities and other gains comprise net gains (losses) arising on assets and liabilities held at fair value through profit or loss as follows:

	2022 £m	2021 £m	2020 £m
Net income arising on assets and liabilities mandatorily held at fair value through profit or loss:
Financial instruments held for trading[1]	(24)	94	440
Other financial instruments mandatorily held at fair value through profit or loss:
Debt securities, loans and advances	7	6	37
Equity shares	3	11	9
	(14)	111	486
Net expense arising on assets and liabilities designated at fair value through profit or loss	(153)	(65)	(116)
Securities and other (losses) gains	(167)	46	370
1    Includes hedge ineffectiveness in respect of fair value hedges (2022: loss of £21 million, 2021: gain of £195 million; 2020: gain of £546 million) and cash flow hedges (2022: loss of £6 million, 2021: loss of £58 million; 2020: gain of £259 million).
NOTE 8: OTHER OPERATING INCOME

	2022 £m	2021 £m	2020 £m
Operating lease rental income	1,077	1,059	1,120
Gains less losses on disposal of financial assets at fair value through other comprehensive income (note 33)	(76)	(116)	145
Liability management	(21)	(39)	(216)
Intercompany recharges and other	1,229	1,095	1,001
Total other operating income	2,209	1,999	2,050

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022

NOTE 9: OPERATING EXPENSES

	2022 £m	2021 £m	2020 £m
Staff costs:
Salaries	2,350	2,260	2,382
Performance-based compensation	409	282	106
Social security costs	322	290	271
Pensions and other post-retirement benefit schemes (note 27)	439	523	552
Restructuring costs	36	88	161
Other staff costs	297	249	143
	3,853	3,692	3,615
Premises and equipment costs:
Rent and rates	102	116	115
Repairs and maintenance	136	161	172
Other[1]	54	(62)	138
	292	215	425
Other expenses:
Communications and data processing	1,412	1,154	996
Advertising and promotion	170	161	184
Professional fees	210	150	128
Regulatory and legal provisions (note 29)	225	1,177	414
Other	689	880	760
	2,706	3,522	2,482
Depreciation and amortisation:
Depreciation of property, plant and equipment[2]	1,453	1,823	2,017
Amortisation of other intangible assets (note 20)	895	954	653
	2,348	2,777	2,670
Goodwill impairment (note 19)	–	–	4
Total operating expenses	9,199	10,206	9,196
1Net of profits on disposal of operating lease assets of £197 million (2021: £249 million; 2020: £127 million).
2Comprising depreciation in respect of premises £112 million (2021: £121 million; 2020: £124 million), equipment £558 million (2021: £777 million; 2020: £676 million), operating lease assets £570 million (2021: £709 million; 2020: £1,002 million) and right-of-use assets £213 million (2021: £216 million; 2020: £215 million).
Average headcount
The average number of persons on a headcount basis employed by the Group during the year was as follows:

	2022	2021	2020
UK	62,062	63,649	67,115
Overseas	487	512	515
Total	62,549	64,161	67,630

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022

NOTE 10: AUDITORS’ REMUNERATION
Fees payable to the Bank's auditors1 by the Group are as follows:

	2022 £m	2021 £m	2020 £m
Fees payable for the:
– audit of the Bank's current year Annual report	4.9	4.7	4.5
– audits of the Bank's subsidiaries	10.8	9.5	8.9
– total audit fees in respect of the statutory audit of Group entities[2]	15.7	14.2	13.4
– services normally provided in connection with statutory and regulatory filings or engagements	0.8	0.7	1.6
Total audit fees[3]	16.5	14.9	15.0

Other audit-related fees[3]	0.4	0.4	0.3
All other fees[3]	0.2	0.5	0.9
Total non-audit services[4]	0.6	0.9	1.2
Total fees payable to the Bank’s auditors by the Group	17.1	15.8	16.2
1    Deloitte LLP became the Group’s statutory auditor in 2021. PricewaterhouseCoopers LLP was the statutory auditor during 2020.
2    As defined by the Financial Reporting Council (FRC).
3    As defined by the Securities and Exchange Commission (SEC).
4    As defined by the SEC. Total non-audit services as defined by the FRC include all fees other than audit fees in respect of the statutory audit of Group entities. These fees totalled £1.4 million in 2022 (2021: £1.6 million; 2020: £2.8 million).
The following types of services are included in the categories listed above:
Audit fees: This category includes fees in respect of the audit of the Group’s annual financial statements and other services in connection with regulatory filings. Other services supplied pursuant to legislation relate primarily to costs incurred in connection with client asset assurance and with the Sarbanes-Oxley Act requirements associated with the audit of the financial statements of Lloyds Banking Group filed on its Form 20-F.
Other audit-related fees: This category includes fees in respect of services for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements, for example acting as reporting accountants in respect of debt prospectuses required by the Listing Rules.
All other fees: This category includes other assurance services not related to the performance of the audit or review of the financial statements, for example the review of controls operated by the Group on behalf of a third party. The auditors are not engaged to provide tax services.
It is the Group’s policy to use the auditors only on assignments in cases where their knowledge of the Group means that it is neither efficient nor cost effective to employ another firm of accountants.
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
During the year the auditors1 also earned fees payable by entities outside the consolidated Lloyds Bank Group in respect of the following:

	2022 £m	2021 £m	2020 £m
Audits of Group pension schemes	0.3	0.3	0.1
Reviews of the financial position of corporate and other borrowers	–	–	1.3
1    Deloitte LLP became the Group’s statutory auditor in 2021. PricewaterhouseCoopers LLP was the statutory auditor during 2020.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022

NOTE 11: IMPAIRMENT

	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
Year ended 31 December 2022
Impact of transfers between stages	(23)	573	357	–	907
Other changes in credit quality	(284)	90	663	78	547
Additions and repayments	114	97	(91)	(58)	62
Methodology and model changes	2	11	(47)	(29)	(63)
Other items	–	–	(1)	–	(1)
	(168)	198	524	(9)	545
Total impairment charge (credit)	(191)	771	881	(9)	1,452

In respect of:
Loans and advances to banks	9	–	–	–	9
Loans and advances to customers	(232)	679	882	(9)	1,320
Debt securities	6	–	–	–	6
Financial assets at amortised cost	(217)	679	882	(9)	1,335
Impairment charge (credit) on drawn balances	(217)	679	882	(9)	1,335
Loan commitments and financial guarantees	20	92	(1)	–	111
Financial assets at fair value through other comprehensive income	6	–	–	–	6
Total impairment charge (credit)	(191)	771	881	(9)	1,452

	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
Year ended 31 December 2021
Impact of transfers between stages	74	(474)	339	–	(61)
Other changes in credit quality	(313)	(307)	252	(48)	(416)
Additions and repayments	(231)	(379)	(97)	(87)	(794)
Methodology and model changes	(63)	15	6	–	(42)
Other items	2	4	(11)	–	(5)
	(605)	(667)	150	(135)	(1,257)
Total impairment (credit) charge	(531)	(1,141)	489	(135)	(1,318)

In respect of:
Loans and advances to banks	(4)	–	–	–	(4)
Loans and advances to customers	(436)	(1,008)	498	(135)	(1,081)
Financial assets at amortised cost	(440)	(1,008)	498	(135)	(1,085)
Impairment (credit) charge on drawn balances	(440)	(1,008)	498	(135)	(1,085)
Loan commitments and financial guarantees	(89)	(133)	(9)	–	(231)
Financial assets at fair value through other comprehensive income	(2)	–	–	–	(2)
Total impairment (credit) charge	(531)	(1,141)	489	(135)	(1,318)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 11: IMPAIRMENT (continued)

	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
Year ended 31 December 2020
Impact of transfers between stages	(168)	925	699	–	1,456
Other changes in credit quality	909	6	1,164	167	2,246
Additions and repayments	77	173	(52)	(30)	168
Methodology and model changes	(31)	170	26	–	165
Other items	–	–	25	–	25
	955	349	1,163	137	2,604
Total impairment charge	787	1,274	1,862	137	4,060

In respect of:
Loans and advances to banks	4	–	–	–	4
Loans and advances to customers	678	1,130	1,853	137	3,798
Financial assets at amortised cost	682	1,130	1,853	137	3,802
Impairment charge on drawn balances	682	1,130	1,853	137	3,802
Loan commitments and financial guarantees	100	144	9	–	253
Financial assets at fair value through other comprehensive income	5	–	–	–	5
Total impairment charge	787	1,274	1,862	137	4,060
The impairment charge contained no release (2021: release of £77 million; 2020: charge of £41 million) in respect of residual value impairment and voluntary terminations within the Group’s UK motor finance business.
The Group’s impairment charge comprises the following items:
Impact of transfers between stages
The net impact on the impairment charge of transfers between stages.
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
Additions and repayments
Expected loss allowances are recognised on origination of new loans or further drawdowns of existing facilities. Repayments relate to the reduction of loss allowances resulting from the repayments of outstanding balances that have been provided against.
Methodology and model changes
Increase or decrease in impairment charge as a result of adjustments to the models used for expected credit loss calculations; as changes to either the model inputs or the underlying assumptions, as well as the impact of changing the models used.
Movements in the Group’s impairment allowances are shown in note 15.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022

NOTE 12: TAX EXPENSE
(A)Analysis of tax (expense) credit for the year

	2022 £m	2021 £m	2020 £m
UK corporation tax:
Current tax on profit for the year	(1,050)	(1,349)	(423)
Adjustments in respect of prior years	110	83	336
	(940)	(1,266)	(87)
Foreign tax:
Current tax on profit for the year	(20)	(21)	(18)
Adjustments in respect of prior years	(12)	22	24
	(32)	1	6
Current tax expense	(972)	(1,265)	(81)

Deferred tax:
Current year	(498)	851	508
Adjustments in respect of prior years	170	(169)	(290)
Deferred tax (expense) credit	(328)	682	218
Tax (expense) credit	(1,300)	(583)	137
(B)Factors affecting the tax (expense) credit for the year
The UK corporation tax rate for the year was 19.0 per cent (2021: 19.0 per cent; 2020: 19.0 per cent). An explanation of the relationship between tax (expense) credit and accounting profit is set out below.

	2022 £m	2021 £m	2020 £m
Profit before tax	6,094	5,785	1,329
UK corporation tax thereon	(1,158)	(1,099)	(253)
Impact of surcharge on banking profits	(340)	(415)	(122)
Non-deductible costs: conduct charges	(5)	(167)	(24)
Non-deductible costs: bank levy	(25)	(19)	(30)
Other non-deductible costs	(58)	(59)	(62)
Non-taxable income	48	22	37
Tax relief on coupons on other equity instruments	46	65	79
Tax-exempt gains on disposals	–	2	–
Tax losses where no deferred tax recognised	–	–	(3)
Remeasurement of deferred tax due to rate changes	(21)	1,168	435
Differences in overseas tax rates	(55)	(17)	10
Adjustments in respect of prior years	268	(64)	70
Tax (expense) credit	(1,300)	(583)	137
NOTE 13: FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS
These comprise:

	2022 £m	2021 £m
Loans and advances to customers	1,132	1,559
Equity shares	239	239
Total	1,371	1,798
At 31 December 2022 £1,000 million (2021: £1,500 million) of financial assets at fair value through profit or loss had a contractual residual maturity of greater than one year.
For amounts included above which are subject to repurchase and reverse repurchase agreements see note 44.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022

NOTE 14: DERIVATIVE FINANCIAL INSTRUMENTS
The fair values and notional amounts of derivative instruments are set out in the following table:

	2022			2021
	Contract/ notional amount £m	Fair value assets £m	Fair value liabilities £m	Contract/ notional amount £m	Fair value assets £m	Fair value liabilities £m
Trading and other
Exchange rate contracts:
Spot, forwards and futures	17,471	244	362	12,243	144	156
Currency swaps	96,614	1,255	1,613	155,190	693	595
Options purchased	30	1	–	5	–	–
Options written	30	–	1	5	–	–
	114,145	1,500	1,976	167,443	837	751
Interest rate contracts:
Interest rate swaps	1,120,668	2,164	3,112	931,834	4,525	3,300
Forward rate agreements	–	–	–	21	–	–
Options purchased	1,881	57	–	2,128	19	–
Options written	1,750	–	59	1,229	–	10
	1,124,299	2,221	3,171	935,212	4,544	3,310
Credit derivatives	4,058	105	97	4,390	64	101
Equity and other contracts	63	12	141	44	11	166
Total derivative assets/liabilities - trading and other	1,242,565	3,838	5,385	1,107,089	5,456	4,328
Hedging
Derivatives designated as fair value hedges:
Interest rate swaps	128,153	8	496	147,724	41	307
Currency swaps	35	1	–	34	7	–
	128,188	9	496	147,758	48	307
Derivatives designated as cash flow hedges:
Interest rate swaps	235,916	–	–	97,942	–	–
Exchange rate forward rate agreements	310	10	10	571	7	8
	236,226	10	10	98,513	7	8
Total derivative assets/liabilities - hedging	364,414	19	506	246,271	55	315
Total recognised derivative assets/liabilities	1,606,979	3,857	5,891	1,353,360	5,511	4,643
The notional amount of the contract does not represent the Group’s exposure to credit risk, which is limited to the current cost of replacing contracts with a positive value to the Group should the counterparty default. To reduce credit risk the Group uses a variety of credit enhancement techniques such as netting and collateralisation, where security is provided against the exposure; a large proportion of the Group’s derivatives are held through exchanges such as London Clearing House and are collateralised through those exchanges. Further details are provided in note 44 Credit risk.
The Group holds derivatives as part of the following strategies:
•Customer driven, where derivatives are held as part of the provision of risk management products to Group customers
•To manage and hedge the Group’s interest rate and foreign exchange risk arising from normal banking business. The hedge accounting strategy adopted by the Group is to utilise a combination of fair value and cash flow hedge approaches as described in note 44
The principal derivatives used by the Group are as follows:
•Interest rate related contracts include interest rate swaps, forward rate agreements and options. An interest rate swap is an agreement between two parties to exchange fixed and floating interest payments, based upon interest rates defined in the contract, without the exchange of the underlying principal amounts. Forward rate agreements are contracts for the payment of the difference between a specified rate of interest and a reference rate, applied to a notional principal amount at a specific date in the future. An interest rate option gives the buyer, on payment of a premium, the right, but not the obligation, to fix the rate of interest on a future loan or deposit, for a specified period and commencing on a specified future date
•Exchange rate related contracts include forward foreign exchange contracts, currency swaps and options. A forward foreign exchange contract is an agreement to buy or sell a specified amount of foreign currency on a specified future date at an agreed rate. Currency swaps generally involve the exchange of interest payment obligations denominated in different currencies; the exchange of principal can be notional or actual. A currency option gives the buyer, on payment of a premium, the right, but not the obligation, to sell specified amounts of currency at agreed rates of exchange on or before a specified future date
•Credit derivatives, principally credit default swaps, are used by the Group as part of its trading activity and to manage its own exposure to credit risk. A credit default swap is a swap in which one counterparty receives a premium at pre-set intervals in consideration for guaranteeing to make a specific payment should a negative credit event take place
•Equity derivatives are also used by the Group as part of its equity-based retail product activity to eliminate the Group’s exposure to fluctuations in various international stock exchange indices. Index-linked equity options are purchased which give the Group the right, but not the obligation, to buy or sell a specified amount of equities, or basket of equities, in the form of published indices on or before a specified future date

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 14: DERIVATIVE FINANCIAL INSTRUMENTS (continued)
Details of the Group’s hedging instruments are set out below:

	Maturity
At 31 December 2022	Up to 1 month £m	1–3 months £m	3–12 months £m	1–5 years £m	Over 5 years £m	Total £m
Fair value hedges
Interest rate
Cross currency swap
Notional	–	–	–	–	35	35
Average fixed interest rate	–	–	–	–	1.28%
Average EUR/GBP exchange rate	–	–	–	–	1.38
Interest rate swap
Notional	796	12,236	31,539	51,094	32,488	128,153
Average fixed interest rate	3.20%	0.10%	0.68%	2.04%	1.88%
Cash flow hedges
Foreign exchange
Currency swap
Notional	16	35	207	48	4	310
Average EUR/GBP exchange rate	–	–	–	–	–
Average USD/GBP exchange rate	1.23	1.26	1.19	1.23	1.18
Interest rate
Interest rate swap
Notional	4,476	4,891	24,929	152,862	48,758	235,916
Average fixed interest rate	3.18%	1.46%	2.42%	2.46%	1.63%

	Maturity
At 31 December 2021	Up to 1 month £m	1–3 months £m	3–12 months £m	1–5 years £m	Over 5 years £m	Total £m
Fair value hedges
Interest rate
Cross currency swap
Notional	–	–	–	–	34	34
Average fixed interest rate	–	–	–	–	1.28%
Average EUR/GBP exchange rate	–	–	–	–	1.38
Interest rate swap
Notional	283	1,684	15,631	105,666	24,460	147,724
Average fixed interest rate	2.21%	2.13%	0.94%	0.62%	1.87%
Cash flow hedges
Foreign exchange
Currency swap
Notional	31	117	325	98	–	571
Average EUR/GBP exchange rate	1.14	1.16	1.15	1.13	–
Average USD/GBP exchange rate	1.36	1.35	1.37	1.34	1.34
Interest rate
Interest rate swap
Notional	1,000	500	9,542	51,186	35,714	97,942
Average fixed interest rate	0.00%	0.17%	0.56%	0.88%	0.67%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 14: DERIVATIVE FINANCIAL INSTRUMENTS (continued)
The carrying amounts of the Group’s hedging instruments are as follows:

	Carrying amount of the hedging instrument
At 31 December 2022	Contract/ notional amount £m	Assets £m	Liabilities £m	Changes in fair value used for calculating hedge ineffectiveness £m
Fair value hedges
Interest rate
Currency swaps	35	1	–	(2)
Interest rate swaps	128,153	8	496	3,108
Cash flow hedges
Foreign exchange
Currency swaps	310	10	10	25
Interest rate
Interest rate swaps	235,916	–	–	(6,417)

	Carrying amount of the hedging instrument
At 31 December 2021	Contract/ notional amount £m	Assets £m	Liabilities £m	Changes in fair value used for calculating hedge ineffectiveness £m
Fair value hedges
Interest rate
Currency swaps	34	7	–	(2)
Interest rate swaps	147,724	41	307	1,887
Cash flow hedges
Foreign exchange
Currency swaps	571	7	8	(26)
Interest rate
Interest rate swaps	97,942	–	–	(2,444)
All amounts are held within derivative financial instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 14: DERIVATIVE FINANCIAL INSTRUMENTS (continued)
The Group’s hedged items are as follows:

	Carrying amount of the hedged item		Accumulated amount of fair value adjustment on the hedged item		Change in fair value of hedged item for ineffectiveness assessment £m	Cash flow hedging reserve
						Continuing hedges £m	Discontinued hedges £m
At 31 December 2022	Assets £m	Liabilities £m	Assets £m	Liabilities £m
Fair value hedges
Interest rate
Fixed rate mortgages[1]	73,282	–	(2,602)	–	(3,199)
Fixed rate issuance[2]	–	28,391	–	2,069	2,422
Fixed rate bonds[3]	19,259	–	(1,549)	–	(2,350)
Cash flow hedges
Foreign exchange
Foreign currency issuance[2]					(25)	6	11
Customer deposits[4]					–	–	3
Interest rate
Customer loans[1]					5,931	(6,051)	(921)
Central bank balances[5]					2,194	(1,597)	(916)
Customer deposits[4]					(1,661)	2,332	(46)

	Carrying amount of the hedged item		Accumulated amount of fair value adjustment on the hedged item		Change in fair value of hedged item for ineffectiveness assessment £m	Cash flow hedging reserve
						Continuing hedges £m	Discontinued hedges £m
At 31 December 2021	Assets £m	Liabilities £m	Assets £m	Liabilities £m
Fair value hedges
Interest rate
Fixed rate mortgages[1]	88,791	–	(872)	–	(2,081)
Fixed rate issuance[2]	–	33,128	–	411	1,149
Fixed rate bonds[3]	25,019	–	342	–	(758)
Cash flow hedges
Foreign exchange
Foreign currency issuance[2]					5	(19)	17
Customer deposits[4]					21	–	–
Interest rate
Customer loans[1]					1,842	(711)	453
Central bank balances[5]					588	(235)	(109)
Customer deposits[4]					(89)	32	(85)
1Included within loans and advances to customers.
2Included within debt securities in issue.
3Included within financial assets at fair value through other comprehensive income.
4Included within customer deposits.
5Included within cash and balances at central banks.
The accumulated amount of fair value hedge adjustments remaining in the balance sheet for hedged items that have ceased to be adjusted for hedging gains and losses is a liability of £1,449 million relating to fixed rate issuances of £221 million and mortgages of £1,228 million (2021: liability of £548 million relating to fixed rate issuances of £270 million and mortgages of £278 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 14: DERIVATIVE FINANCIAL INSTRUMENTS (continued)
Gains and losses arising from hedge accounting are summarised as follows:

	Gain (loss) recognised in other comprehensive income £m	Hedge ineffectiveness recognised in the income statement[1] £m	Amounts reclassified from reserves to income statement as:
At 31 December 2022			Hedged cash flows will no longer occur £m	Hedged item affected income statement £m	Income statement line item that includes reclassified amount
Fair value hedges
Interest rate
Fixed rate mortgages		22
Fixed rate issuance		(29)
Fixed rate bonds		(14)
Cash flow hedges
Foreign exchange
Foreign currency issuance	25	–	–	(6)	Interest expense
Customer deposits	3	–	–	–	Interest expense
Interest rate
Customer loans	(6,718)	(29)	–	5	Interest income
Central bank balances	(2,171)	1	–	2	Interest income
Customer deposits	2,341	22	–	(2)	Interest expense

	Gain (loss) recognised in other comprehensive income £m	Hedge ineffectiveness recognised in the income statement[1] £m	Amounts reclassified from reserves to income statement as:
At 31 December 2021			Hedged cash flows will no longer occur £m	Hedged item affected income statement £m	Income statement line item that includes reclassified amount
Fair value hedges
Interest rate
Fixed rate mortgages		206
Fixed rate issuance		(4)
Fixed rate bonds		(7)
Cash flow hedges
Foreign exchange
Foreign currency issuance	(6)	–	(3)	(18)	Interest expense
Customer deposits	28	–	–	–	Interest expense
Interest rate
Customer loans	(1,719)	(42)	–	(454)	Interest income
Central bank balances	(499)	(17)	–	(134)	Interest income
Customer deposits	58	1	–	25	Interest expense
1Hedge ineffectiveness is included in the income statement within net trading income.
In 2021 there was a gain of £3 million (2022: £nil) reclassified from the cash flow hedging reserve for which hedge accounting had previously been used but for which the hedged future cash flows are no longer expected to occur.
At 31 December 2022 £2,931 million of total recognised derivative assets of and £4,479 million of total recognised derivative liabilities of (2021: £4,861 million of assets and £4,031 million of liabilities) had a contractual residual maturity of greater than one year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022

NOTE 15: FINANCIAL ASSETS AT AMORTISED COST
Year ended 31 December 2022

	Gross carrying amount					Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
Loans and advances to banks
At 1 January 2022	4,478	–	–	–	4,478	–	–	–	–	–
Exchange and other adjustments	421	–	–	–	421	–	–	–	–	–
Transfers to Stage 2	(2)	2	–		–	–	–	–		–
Impact of transfers between stages	(2)	2	–		–	–	–	–		–
						–	–	–		–
Other changes in credit quality						7	–	–	–	7
Additions and repayments	3,472	1	–	–	3,473	2	–	–	–	2
Charge to the income statement						9	–	–	–	9
At 31 December 2022	8,369	3	–	–	8,372	9	–	–	–	9
Allowance for impairment losses	(9)	–	–	–	(9)
Net carrying amount	8,360	3	–	–	8,363

Loans and advances to customers
At 1 January 2022	382,366	34,884	6,406	10,977	434,633	909	1,112	1,573	210	3,804
Exchange and other adjustments[1]	(1,574)	24	(21)	12	(1,559)	1	1	43	65	110
Transfers to Stage 1	8,329	(8,256)	(73)		–	176	(167)	(9)		–
Transfers to Stage 2	(34,889)	35,291	(402)		–	(66)	135	(69)		–
Transfers to Stage 3	(1,235)	(2,527)	3,762		–	(8)	(158)	166		–
Impact of transfers between stages	(27,795)	24,508	3,287		–	(119)	697	268		846
						(17)	507	356		846
Other changes in credit quality						(314)	73	664	78	501
Additions and repayments	9,769	687	(1,315)	(1,354)	7,787	97	88	(91)	(58)	36
Methodology and model changes						2	11	(47)	(29)	(63)
(Credit) charge to the income statement						(232)	679	882	(9)	1,320
Advances written off			(928)	(13)	(941)			(928)	(13)	(941)
Recoveries of advances written off in previous years			182	–	182			182	–	182
At 31 December 2022	362,766	60,103	7,611	9,622	440,102	678	1,792	1,752	253	4,475
Allowance for impairment losses	(678)	(1,792)	(1,752)	(253)	(4,475)
Net carrying amount	362,088	58,311	5,859	9,369	435,627
Drawn ECL coverage[2] (%)	0.2	3.0	23.0	2.6	1.0

Reverse repurchase agreements
At 31 December 2022	39,259	–	–	–	39,259
Allowance for impairment losses	–	–	–	–	–
Net carrying amount	39,259	–	–	–	39,259
1    Exchange and other adjustments includes the impact of movements in exchange rates, discount unwind, derecognising assets as a result of modifications and adjustments in respect of purchased or originated credit-impaired financial assets (POCI). Where a POCI asset’s expected credit loss is less than its expected credit loss on purchase or origination, the increase in its carrying value is recognised within gross loans, rather than as a negative impairment allowance.
2    Allowance for expected credit losses on loans and advances to customers as a percentage of gross loans and advances to customers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 15: FINANCIAL ASSETS AT AMORTISED COST (continued)

	Gross carrying amount					Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
Debt securities
At 1 January 2022	4,554	9	1	–	4,564	1	–	1	–	2
Exchange and other adjustments	205	–	–	–	205	–	–	–	–	–
Transfers to Stage 1	9	(9)	–		–	–	–	–		–
Impact of transfers between stages	9	(9)	–		–	–	–	–		–
						–	–	–		–
Other changes in credit quality						3	–	–	–	3
Additions and repayments	2,570	–	–	–	2,570	3	–	–	–	3
Charge to the income statement						6	–	–	–	6
At 31 December 2022	7,338	–	1	–	7,339	7	–	1	–	8
Allowance for impairment losses	(7)	–	(1)	–	(8)
Net carrying amount	7,331	–	–	–	7,331

Due from fellow Lloyds Banking Group undertakings
At 31 December 2022	816	–	–	–	816
Allowance for impairment losses	–	–	–	–	–
Net carrying amount	816	–	–	–	816
Total financial assets at amortised cost	417,854	58,314	5,859	9,369	491,396
The total allowance for impairment losses includes £92 million (2021: £95 million) in respect of residual value impairment and voluntary terminations within the Group’s UK motor finance business.
Movements in Retail UK mortgage balances were as follows:

	Gross carrying amount					Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
Retail – UK mortgages
At 1 January 2022	273,629	21,798	1,940	10,977	308,344	48	394	184	210	836
Exchange and other adjustments[1]	–	–	–	12	12	–	–	28	65	93
Transfers to Stage 1	5,107	(5,096)	(11)		–	28	(27)	(1)		–
Transfers to Stage 2	(26,043)	26,204	(161)		–	(14)	25	(11)		–
Transfers to Stage 3	(444)	(1,793)	2,237		–	–	(63)	63		–
Impact of transfers between stages	(21,380)	19,315	2,065		–	(25)	254	98		327
						(11)	189	149		327
Other changes in credit quality						36	(9)	54	78	159
Additions and repayments	5,268	670	(585)	(1,354)	3,999	18	(10)	(45)	(58)	(95)
Methodology and model changes						–	(12)	(55)	(29)	(96)
Charge (credit) to the income statement						43	158	103	(9)	295
Advances written off			(28)	(13)	(41)			(28)	(13)	(41)
Recoveries of advances written off in previous years			24	–	24			24	–	24
At 31 December 2022	257,517	41,783	3,416	9,622	312,338	91	552	311	253	1,207
Allowance for impairment losses	(91)	(552)	(311)	(253)	(1,207)
Net carrying amount	257,426	41,231	3,105	9,369	311,131
Drawn ECL coverage (%)	–	1.3	9.1	2.6	0.4
1    Exchange and other adjustments includes the impact of movements in exchange rates, discount unwind, derecognising assets as a result of modifications and adjustments in respect of purchased or originated credit-impaired financial assets (POCI). Where a POCI asset’s expected credit loss is less than its expected credit loss on purchase or origination, the increase in its carrying value is recognised within gross loans, rather than as a negative impairment allowance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 15: FINANCIAL ASSETS AT AMORTISED COST (continued)
Movements in the allowance for expected credit losses in respect of undrawn balances were as follows:

	Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
Undrawn balances
At 1 January 2022	103	86	5	–	194
Exchange and other adjustments	(1)	–	–	–	(1)
Transfers to Stage 1	19	(19)	–		–
Transfers to Stage 2	(8)	9	(1)		–
Transfers to Stage 3	(1)	(2)	3		–
Impact of transfers between stages	(16)	78	(1)		61
	(6)	66	1		61
Other items taken to the income statement	26	26	(2)	–	50
Charge to the income statement	20	92	(1)	–	111
At 31 December 2022	122	178	4	–	304
The Group's total impairment allowances were as follows:

	Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
In respect of:
Loans and advances to banks	9	–	–	–	9
Loans and advances to customers	678	1,792	1,752	253	4,475
Debt securities	7	–	1	–	8
Due from fellow Lloyds Banking Group undertakings	–	–	–	–	–
Financial assets at amortised cost	694	1,792	1,753	253	4,492
Provisions in relation to loan commitments and financial guarantees	122	178	4	–	304
Total	816	1,970	1,757	253	4,796
Expected credit loss in respect of financial assets at fair value through other comprehensive income (memorandum item)	9	–	–	–	9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 15: FINANCIAL ASSETS AT AMORTISED COST (continued)
Year ended 31 December 2021

	Gross carrying amount					Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
Loans and advances to banks
At 1 January 2021	4,328	–	–	–	4,328	4	–	–	–	4
Exchange and other adjustments	15	–	–	–	15	–	–	–	–	–
Other changes in credit quality						(3)	–	–	–	(3)
Additions and repayments	135	–	–	–	135	(1)	–	–	–	(1)
Credit to the income statement						(4)	–	–	–	(4)
At 31 December 2021	4,478	–	–	–	4,478	–	–	–	–	–
Allowance for impairment losses	–	–	–	–	–
Net carrying amount	4,478	–	–	–	4,478

Loans and advances to customers
At 1 January 2021	361,161	51,280	6,443	12,511	431,395	1,347	2,125	1,968	261	5,701
Exchange and other adjustments[1]	(2,518)	(31)	(82)	68	(2,563)	(2)	(5)	5	121	119
Transfers to Stage 1	18,662	(18,623)	(39)		–	562	(551)	(11)		–
Transfers to Stage 2	(11,995)	12,709	(714)		–	(48)	155	(107)		–
Transfers to Stage 3	(872)	(1,818)	2,690		–	(13)	(220)	233		–
Impact of transfers between stages	5,795	(7,732)	1,937		–	(426)	193	221		(12)
						75	(423)	336		(12)
Other changes in credit quality						(239)	(256)	254	(48)	(289)
Additions and repayments	17,928	(8,633)	(994)	(1,565)	6,736	(209)	(344)	(98)	(87)	(738)
Methodology and model changes						(63)	15	6	–	(42)
(Credit) charge to the income statement						(436)	(1,008)	498	(135)	(1,081)
Advances written off			(1,057)	(37)	(1,094)			(1,057)	(37)	(1,094)
Recoveries of advances written off in previous years			159	–	159			159	–	159
At 31 December 2021	382,366	34,884	6,406	10,977	434,633	909	1,112	1,573	210	3,804
Allowance for impairment losses	(909)	(1,112)	(1,573)	(210)	(3,804)
Net carrying amount	381,457	33,772	4,833	10,767	430,829
Drawn ECL coverage (%)	0.2	3.2	24.6	1.9	0.9

Reverse repurchase agreements
At 31 December 2021	49,708	–	–	–	49,708
Allowance for impairment losses	–	–	–	–	–
Net carrying amount	49,708	–	–	–	49,708
1    Exchange and other adjustments includes the impact of movements in exchange rates, discount unwind, derecognising assets as a result of modifications and adjustments in respect of purchased or originated credit-impaired financial assets (POCI). Where a POCI asset’s expected credit loss is less than its expected credit loss on purchase or origination, the increase in its carrying value is recognised within gross loans, rather than as a negative impairment allowance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 15: FINANCIAL ASSETS AT AMORTISED COST (continued)

	Gross carrying amount					Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
Debt securities
At 1 January 2021	5,137	–	1	–	5,138	–	–	1	–	1
Exchange and other adjustments	(20)	–	–	–	(20)	1	–	–	–	1
Transfers to Stage 2	(6)	6	–	–	–	–	–	–		–
Impact of transfers between stages	(6)	6	–	–	–	–	–	–		–
						–	–	–		–
Additions and repayments	(557)	3	–	–	(554)	–	–	–	–	–
Charge to the income statement						–	–	–	–	–
At 31 December 2021	4,554	9	1	–	4,564	1	–	1	–	2
Allowance for impairment losses	(1)	–	(1)	–	(2)
Net carrying amount	4,553	9	–	–	4,562

Due from fellow Lloyds Banking Group undertakings
At 31 December 2021	739	–	–	–	739
Allowance for impairment losses	–	–	–	–	–
Net carrying amount	739	–	–	–	739
Total financial assets at amortised cost	440,935	33,781	4,833	10,767	490,316
Movements in Retail UK mortgage balances were as follows:

	Gross carrying amount					Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
Retail – UK mortgages
At 1 January 2021	251,418	29,018	1,859	12,511	294,806	104	468	191	261	1,024
Exchange and other adjustments[1]	–	–	–	68	68	–	–	18	121	139
Transfers to Stage 1	10,109	(10,105)	(4)		–	66	(66)	–		–
Transfers to Stage 2	(6,930)	7,425	(495)		–	(5)	37	(32)		–
Transfers to Stage 3	(147)	(942)	1,089		–	–	(35)	35		–
Impact of transfers between stages	3,032	(3,622)	590		–	(58)	84	48		74
						3	20	51		74
Other changes in credit quality						(14)	(32)	(30)	(48)	(124)
Additions and repayments	19,179	(3,598)	(490)	(1,565)	13,526	8	(52)	(33)	(87)	(164)
Methodology and model changes						(53)	(10)	6	–	(57)
Credit to the income statement						(56)	(74)	(6)	(135)	(271)
Advances written off			(28)	(37)	(65)			(28)	(37)	(65)
Recoveries of advances written off in previous years			9	–	9			9	–	9
At 31 December 2021	273,629	21,798	1,940	10,977	308,344	48	394	184	210	836
Allowance for impairment losses	(48)	(394)	(184)	(210)	(836)
Net carrying amount	273,581	21,404	1,756	10,767	307,508
Drawn ECL coverage (%)	–	1.8	9.5	1.9	0.3
1    Exchange and other adjustments includes the impact of movements in exchange rates, discount unwind, derecognising assets as a result of modifications and adjustments in respect of purchased or originated credit-impaired financial assets (POCI). Where a POCI asset’s expected credit loss is less than its expected credit loss on purchase or origination, the increase in its carrying value is recognised within gross loans, rather than as a negative impairment allowance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 15: FINANCIAL ASSETS AT AMORTISED COST (continued)
Movements in the allowance for expected credit losses in respect of undrawn balances were as follows:

	Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
Undrawn balances
At 1 January 2021	191	221	14	–	426
Exchange and other adjustments	1	(2)	–	–	(1)
Transfers to Stage 1	73	(73)	–		–
Transfers to Stage 2	(8)	8	–		–
Transfers to Stage 3	(1)	(6)	7		–
Impact of transfers between stages	(65)	20	(4)		(49)
	(1)	(51)	3		(49)
Other items taken to the income statement	(88)	(82)	(12)	–	(182)
Credit to the income statement	(89)	(133)	(9)	–	(231)
At 31 December 2021	103	86	5	–	194
The Group's total impairment allowances were as follows:

	Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
In respect of:
Loans and advances to banks	–	–	–	–	–
Loans and advances to customers	909	1,112	1,573	210	3,804
Debt securities	1	–	1	–	2
Due from fellow Lloyds Banking Group undertakings	–	–	–	–	–
Financial assets at amortised cost	910	1,112	1,574	210	3,806
Provisions in relation to loan commitments and financial guarantees	103	86	5	–	194
Total	1,013	1,198	1,579	210	4,000
Expected credit loss in respect of financial assets at fair value through other comprehensive income (memorandum item)	3	–	–	–	3
The movement tables are compiled by comparing the position at 31 December to that at the beginning of the year. Transfers between stages are deemed to have taken place at the start of the reporting period, with all other movements shown in the stage in which the asset is held at 31 December, with the exception of those held within purchased or originated credit-impaired, which are not transferable.
Additions and repayments comprise new loans originated and repayments of outstanding balances throughout the reporting period. Loans which are written off in the period are first transferred to Stage 3 before acquiring a full allowance and subsequent write-off.
At 31 December 2022 £1,320 million (2021: £2,186 million) of loans and advances to banks, £389,517 million (2021: £384,766 million) of loans and advances to customers, and £6,794 million (2021: £3,042 million) of debt securities had a contractual residual maturity of greater than one year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 16: ALLOWANCE FOR EXPECTED CREDIT LOSSES
The calculation of the Group’s expected credit loss allowances and provisions against loan commitments and guarantees, which are set out in note 15, under IFRS 9 requires the Group to make a number of judgements, assumptions and estimates. The most significant are set out below:
Definition of default
The probability of default (PD) of an exposure, both over a 12-month period and over its lifetime, is a key input to the measurement of the ECL allowance. Default has occurred when there is evidence that the customer is experiencing significant financial difficulty which is likely to affect the ability to repay amounts due. The definition of default adopted by the Group is described in note 2(H) Impairment of financial assets. IFRS 9 contains a rebuttable presumption that default occurs no later than when a payment is 90 days past due which the Group now uses for all its products following changes to the definition of default for UK mortgages on 1 January 2022. In addition, other indicators of mortgage default were added including end-of-term payments on past due interest-only accounts and loans considered non-performing due to recent arrears or forbearance, aligning the definition of Stage 3 credit-impaired for IFRS 9 to the CRD IV prudential regulatory definition of default. This change in definition of default contributes to the £1.5 billion increase in Stage 3 UK mortgages during the period.
Lifetime of an exposure
A range of approaches, segmented by product type, has been adopted by the Group to estimate a product’s expected life. These include using the full contractual life and taking into account behavioural factors such as early repayments, extensions and refinancing. For non-revolving retail assets, the Group has assumed the expected life for each product to be the time taken for all significant losses to be observed. For revolving retail products, the Group has considered the losses beyond the contractual term over which the Group is exposed to credit risk. For commercial overdraft facilities, the average behavioural life has been used. Changes to the assumed expected lives of the Group’s assets could impact the ECL allowance recognised by the Group. The assessment of SICR and corresponding lifetime loss, and the PD, of a financial asset designated as Stage 2, or Stage 3, is dependent on its expected life.
Significant increase in credit risk
Performing assets are classified as either Stage 1 or Stage 2. An ECL allowance equivalent to 12 months’ expected losses is established against assets in Stage 1; assets classified as Stage 2 carry an ECL allowance equivalent to lifetime expected losses. Assets are transferred from Stage 1 to Stage 2 when there has been a significant increase in credit risk (SICR) since initial recognition. Credit-impaired assets are transferred to Stage 3 with a lifetime expected losses allowance. The Group uses both quantitative and qualitative indicators to determine whether there has been a SICR for an asset. For Retail, the following tables set out the retail master scale (RMS) grade triggers which result in a SICR for financial assets and the PD boundaries for each RMS grade.
SICR triggers for key Retail portfolios

Origination grade	1	2	3	4	5	6	7
Mortgages SICR grade	5	5	6	7	8	9	10
Credit cards, loans and overdrafts SICR grade	4	5	6	7	8	9	10

RMS grade	1	2	3	4	5	6	7	8	9	10	11	12	13	14
PD boundary %[1]	0.10	0.40	0.80	1.20	2.50	4.50	7.50	10.00	14.00	20.00	30.00	45.00	99.99	100.00
1    Probability-weighted annualised lifetime probability of default.
For Commercial a doubling of PD with a minimum increase in PD of 1 per cent and a resulting change in the underlying grade is treated as a SICR.
The Group uses the internal credit risk classification and watchlist as qualitative indicators to identify a SICR. The Group does not use the low credit risk exemption in its staging assessments. The use of a payment holiday in and of itself has not been judged to indicate a significant increase in credit risk, nor forbearance, with the underlying long-term credit risk deemed to be driven by economic conditions and captured through the use of forward-looking models. These portfolio level models are capturing the anticipated volume of increased defaults and therefore an appropriate assessment of staging and expected credit loss.
All financial assets are assumed to have suffered a SICR if they are more than 30 days past due; credit cards, loans and overdrafts financial assets are also assumed to have suffered a SICR if they are in arrears on three or more separate occasions in a rolling 12-month period. Financial assets are classified as credit-impaired if they are 90 days past due.
A Stage 3 asset that is no longer credit-impaired is transferred back to Stage 2 as no cure period is applied to Stage 3. UK mortgages is an exception to this rule where a probation period is enforced for non-performing, forborne and defaulted exposures in accordance with prudential regulation. If an exposure that is classified as Stage 2 no longer meets the SICR criteria, which in some cases capture customer behaviour in previous periods, it is moved back to Stage 1.
The setting of precise trigger points combined with risk indicators requires judgement. The use of different trigger points may have a material impact upon the size of the ECL allowance. The Group monitors the effectiveness of SICR criteria on an ongoing basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 16: ALLOWANCE FOR EXPECTED CREDIT LOSSES (continued)
Generation of multiple economic scenarios
The estimate of expected credit losses is required to be based on an unbiased expectation of future economic scenarios. The approach used to generate the range of future economic scenarios depends on the methodology and judgements adopted. The Group’s approach is to start from a defined base case scenario, used for planning purposes, and to generate alternative economic scenarios around this base case. The base case scenario is a conditional forecast underpinned by a number of conditioning assumptions that reflect the Group’s best view of key future developments. If circumstances appear likely to materially deviate from the conditioning assumptions, then the base case scenario is updated.
The base case scenario is central to a range of future economic scenarios generated by simulation of an economic model, for which the same conditioning assumptions apply as in the base case scenario. These scenarios are ranked by using estimated relationships with industry-wide historical loss data. With the base case already pre-defined, three other scenarios are identified as averages of constituent scenarios located around the 15th, 75th and 95th percentiles of the distribution. The full distribution is therefore summarised by a practical number of scenarios to run through ECL models representing an upside, the base case, and a downside scenario weighted at 30 per cent each, together with a severe downside scenario weighted at 10 per cent. The scenario weights represent the distribution of economic scenarios and not subjective views on likelihood. The inclusion of a severe downside scenario with a smaller weighting ensures that the non-linearity of losses in the tail of the distribution is adequately captured. Macroeconomic projections may employ reversionary techniques to adjust the paths of economic drivers towards long-run equilibria after a reasonable forecast horizon. The Group does not use such techniques to force the MES scenarios to revert to the base case planning view. Utilising such techniques would be expected to be immaterial for expected credit losses since loss sensitivity is highest over the initial five years of the projections. Most assets are expected to have matured, or reached the end of their behavioural life before the five-year horizon.
A forum under the chairmanship of the Chief Economist meets at least quarterly to review and, if appropriate, recommend changes to the method by which economic scenarios are generated, for approval by the Chief Financial Officer and Chief Risk Officer. In June 2022, the Group judged it appropriate to include an adjusted severe downside scenario to incorporate a high CPI inflation and UK Bank Rate profiles and to adopt this adjusted severe downside scenario to calculate the Group's ECL. This is because the historic macroeconomic and loan loss data upon which the scenario model is calibrated imply an association of downside economic outcomes with easier monetary policy, and therefore low interest rates. The adjustment is considered to better reflect the risks around the Group’s base case view in an economic environment where supply shocks are the principal concern. The Group has continued to include a non-modelled severe downside scenario for Group ECL calculations for 31 December 2022 reporting.
Base case and MES economic assumptions
The Group’s base case economic scenario has been revised in light of the ongoing war in Ukraine, reversals in UK fiscal policy, and a continuing global shift towards a more restrictive monetary policy stance against a backdrop of elevated inflation pressures. The Group’s updated base case scenario has three conditioning assumptions: first, the war in Ukraine remains ‘local’, i.e. without overtly involving neighbouring countries, NATO or China; second, the UK labour market participation rate remains below pre-pandemic levels, impeding the economy’s supply capacity; and third, the Bank of England accommodates above-target inflation in the medium term, recognising the economic costs that might arise from a rapid return to the two per cent target.
Based on these assumptions and incorporating the economic data published in the fourth quarter, the Group’s base case scenario is for a contraction in economic activity and a rise in the unemployment rate alongside declines in residential and commercial property prices, following increases in UK Bank Rate in response to persistent inflationary pressures. Risks around this base case economic view lie in both directions and are largely captured by the generation of alternative economic scenarios.
The Group has accommodated the latest available information at the reporting date in defining its base case scenario and generating alternative economic scenarios. The scenarios include forecasts for key variables in the fourth quarter of 2022, for which actuals may have since emerged prior to publication.
Scenarios by year
The key UK economic assumptions made by the Group are shown in the following tables across a number of measures explained below.
Annual assumptions
Gross domestic product (GDP) and Consumer Price Index (CPI) inflation are presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices over each year. Unemployment rate and UK Bank Rate are averages over the year.
Five-year average
The five-year average reflects the average annual growth rate, or level, over the five-year period. It includes movements within the current reporting year, such that the position as of 31 December 2022 covers the five years 2022 to 2026. The inclusion of the reporting year within the five-year period reflects the need to predict variables which remain unpublished at the reporting date and recognises that credit models utilise both level and annual changes. The use of calendar years maintains a comparability between the annual assumptions presented.
Five-year start to peak and trough
The peak or trough for any metric may occur intra year and therefore not be identifiable from the annual assumptions, therefore they are also disclosed. For GDP, house price growth and commercial real estate price growth, the peak, or trough, reflects the highest, or lowest cumulative quarterly position reached relative to the start of the five-year period, which as of 31 December 2022 is 1 January 2022. Given these metrics may exhibit increases followed by greater falls, the start to trough movements quoted may be smaller than the equivalent ‘peak to trough’ movement (and vice versa for start to peak). Unemployment, UK Bank Rate and CPI Inflation reflect the highest, or lowest, quarterly level reached in the five-year period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 16: ALLOWANCE FOR EXPECTED CREDIT LOSSES (continued)

At 31 December 2022	2022%	2023%	2024%	2025%	2026%	2022 to 2026 average %	Start to peak[1] %	Start to trough[1] %
Upside
Gross domestic product	4.1	0.1	1.1	1.7	2.1	1.8	6.5	0.4
Unemployment rate	3.5	2.8	3.0	3.3	3.4	3.2	3.8	2.8
House price growth	2.4	(2.8)	6.5	9.0	8.0	4.5	24.8	(1.1)
Commercial real estate price growth	(9.4)	8.5	3.5	2.6	2.3	1.3	7.2	(9.4)
UK Bank Rate	1.94	4.95	4.98	4.63	4.58	4.22	5.39	0.75
CPI inflation	9.0	8.3	4.2	3.3	3.0	5.5	10.7	2.9
Base case
Gross domestic product	4.0	(1.2)	0.5	1.6	2.1	1.4	4.3	(1.1)
Unemployment rate	3.7	4.5	5.1	5.3	5.1	4.8	5.3	3.6
House price growth	2.0	(6.9)	(1.2)	2.9	4.4	0.2	6.4	(6.3)
Commercial real estate price growth	(11.8)	(3.3)	0.9	2.8	3.1	(1.8)	7.2	(14.8)
UK Bank Rate	1.94	4.00	3.38	3.00	3.00	3.06	4.00	0.75
CPI inflation	9.0	8.3	3.7	2.3	1.7	5.0	10.7	1.6
Downside
Gross domestic product	3.9	(3.0)	(0.5)	1.4	2.1	0.8	1.2	(3.6)
Unemployment rate	3.8	6.3	7.5	7.6	7.2	6.5	7.7	3.6
House price growth	1.6	(11.1)	(9.8)	(5.6)	(1.5)	(5.4)	6.4	(24.3)
Commercial real estate price growth	(13.9)	(15.0)	(3.7)	0.4	1.4	(6.4)	7.2	(29.6)
UK Bank Rate	1.94	2.93	1.39	0.98	1.04	1.65	3.62	0.75
CPI inflation	9.0	8.2	3.3	1.3	0.3	4.4	10.7	0.2
Severe downside
Gross domestic product	3.7	(5.2)	(1.0)	1.3	2.1	0.1	0.7	(6.4)
Unemployment rate	4.1	9.0	10.7	10.4	9.7	8.8	10.7	3.6
House price growth	1.1	(14.8)	(18.0)	(11.5)	(4.2)	(9.8)	6.4	(40.1)
Commercial real estate price growth	(17.3)	(28.8)	(9.9)	(1.3)	3.2	(11.6)	7.2	(47.8)
UK Bank Rate – modelled	1.94	1.41	0.20	0.13	0.14	0.76	3.50	0.12
UK Bank Rate – adjusted[2]	2.44	7.00	4.88	3.31	3.25	4.18	7.00	0.75
CPI inflation – modelled	9.0	8.2	2.6	(0.1)	(1.6)	3.6	10.7	(1.7)
CPI inflation – adjusted[2]	9.7	14.3	9.0	4.1	1.6	7.7	14.8	1.5
Probability-weighted
Gross domestic product	4.0	(1.8)	0.2	1.5	2.1	1.2	3.4	(1.8)
Unemployment rate	3.7	5.0	5.8	5.9	5.7	5.2	5.9	3.6
House price growth	1.9	(7.7)	(3.2)	0.7	2.9	(1.2)	6.4	(9.5)
Commercial real estate price growth	(12.3)	(5.8)	(0.8)	1.6	2.3	(3.1)	7.2	(18.6)
UK Bank Rate – modelled	1.94	3.70	2.94	2.59	2.60	2.76	3.89	0.75
UK Bank Rate – adjusted[2]	1.99	4.26	3.41	2.91	2.91	3.10	4.31	0.75
CPI inflation – modelled	9.0	8.3	3.6	2.1	1.4	4.9	10.7	1.3
CPI inflation – adjusted[2]	9.1	8.9	4.3	2.5	1.7	5.3	11.0	1.6
1Since the level of property prices peaked during 2022, peak to trough declines for house price growth and commercial real estate price growth are larger than the start to trough declines over the period shown.
2The adjustment to UK Bank Rate and CPI inflation in the severe downside is considered to better reflect the risks around the Group’s base case view in an economic environment where supply shocks are the principal concern.

Base case scenario by quarter[1] At 31 December 2022	First quarter 2022%	Second quarter 2022%	Third quarter 2022%	Fourth quarter 2022%	First quarter 2023%	Second quarter 2023%	Third quarter 2023%	Fourth quarter 2023%
Gross domestic product	0.6	0.1	(0.3)	(0.4)	(0.4)	(0.4)	(0.2)	(0.1)
Unemployment rate	3.7	3.8	3.6	3.7	4.0	4.4	4.7	4.9
House price growth	11.1	12.5	9.8	2.0	(3.0)	(8.4)	(9.8)	(6.9)
Commercial real estate price growth	18.0	18.0	8.4	(11.8)	(16.9)	(19.8)	(15.9)	(3.3)
UK Bank Rate	0.75	1.25	2.25	3.50	4.00	4.00	4.00	4.00
CPI inflation	6.2	9.2	10.0	10.7	10.0	8.9	8.0	6.1
1    Gross domestic product is presented quarter-on-quarter. House price growth, commercial real estate growth and CPI inflation are presented year-on-year, i.e. from the equivalent quarter in the previous year. Unemployment rate and UK Bank Rate are presented as at the end of each quarter.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 16: ALLOWANCE FOR EXPECTED CREDIT LOSSES (continued)

At 31 December 2021	2021%	2022%	2023%	2024%	2025%	2021 to 2025 average %	Start to peak %	Start to trough %
Upside
Gross domestic product	7.1	4.0	1.4	1.3	1.4	3.0	12.6	(1.3)
Unemployment rate	4.4	3.3	3.4	3.5	3.7	3.7	4.9	3.2
House price growth	10.1	2.6	4.9	4.7	3.6	5.1	28.5	1.2
Commercial real estate price growth	12.4	5.8	0.7	1.0	(0.6)	3.7	20.9	0.8
UK Bank Rate	0.14	1.44	1.74	1.82	2.03	1.43	2.04	0.10
CPI inflation[1]	2.6	5.9	3.3	2.6	3.3	3.5	6.5	0.6
Base case
Gross domestic product	7.1	3.7	1.5	1.3	1.3	2.9	12.3	(1.3)
Unemployment rate	4.5	4.3	4.4	4.4	4.5	4.4	4.9	4.3
House price growth	9.8	0.0	0.0	0.5	0.7	2.1	11.0	1.2
Commercial real estate price growth	10.2	(2.2)	(1.9)	0.1	0.6	1.2	10.2	0.8
UK Bank Rate	0.14	0.81	1.00	1.06	1.25	0.85	1.25	0.10
CPI inflation[1]	2.6	5.9	3.0	1.6	2.0	3.0	6.5	0.6
Downside
Gross domestic product	7.1	3.4	1.3	1.1	1.2	2.8	11.4	(1.3)
Unemployment rate	4.7	5.6	5.9	5.8	5.7	5.6	6.0	4.3
House price growth	9.2	(4.9)	(7.8)	(6.6)	(4.7)	(3.1)	9.2	(14.8)
Commercial real estate price growth	8.6	(10.1)	(7.0)	(3.4)	(0.3)	(2.6)	8.6	(12.8)
UK Bank Rate	0.14	0.45	0.52	0.55	0.69	0.47	0.71	0.10
CPI inflation[1]	2.6	5.8	2.8	1.3	1.6	2.8	6.4	0.6
Severe downside
Gross domestic product	6.8	0.9	0.4	1.0	1.4	2.1	7.6	(1.3)
Unemployment rate	4.9	7.7	8.5	8.1	7.6	7.3	8.5	4.3
House price growth	9.1	(7.3)	(13.9)	(12.5)	(8.4)	(6.9)	9.1	(30.2)
Commercial real estate price growth	5.8	(19.6)	(12.1)	(5.3)	(0.5)	(6.8)	6.9	(30.0)
UK Bank Rate	0.14	0.04	0.06	0.08	0.09	0.08	0.25	0.02
CPI inflation[1]	2.6	5.8	2.3	0.5	0.9	2.4	6.5	0.4
Probability-weighted
Gross domestic product	7.0	3.4	1.3	1.2	1.3	2.8	11.6	(1.3)
Unemployment rate	4.6	4.7	5.0	5.0	4.9	4.8	5.0	4.3
House price growth	9.6	(1.4)	(2.3)	(1.7)	(1.0)	0.6	9.6	1.2
Commercial real estate price growth	9.9	(3.9)	(3.7)	(1.2)	(0.1)	0.1	9.9	(0.3)
UK Bank Rate	0.14	0.82	0.99	1.04	1.20	0.83	1.20	0.10
CPI inflation[1]	2.6	5.9	2.9	1.7	2.2	3.1	6.5	0.6
1    For 31 December 2021 scenarios, CPI numbers were translations of modelled Retail Price Index excluding mortgage interest payments (RPIX) estimates.

Base case scenario by quarter[1] At 31 December 2021	First quarter 2021%	Second quarter 2021%	Third quarter 2021%	Fourth quarter 2021%	First quarter 2022%	Second quarter 2022%	Third quarter 2022%	Fourth quarter 2022%
Gross domestic product	(1.3)	5.4	1.1	0.4	0.1	1.5	0.5	0.3
Unemployment rate	4.9	4.7	4.3	4.3	4.4	4.3	4.3	4.3
House price growth	6.5	8.7	7.4	9.8	8.4	6.1	3.2	0.0
Commercial real estate price growth	(2.9)	3.4	7.5	10.2	8.4	5.2	0.9	(2.2)
UK Bank Rate	0.10	0.10	0.10	0.25	0.50	0.75	1.00	1.00
CPI inflation	0.6	2.1	2.8	4.9	5.3	6.5	6.3	5.3
1    Gross domestic product is presented quarter-on-quarter. House price growth, commercial real estate growth and CPI inflation are presented year-on-year, i.e. from the equivalent quarter in the previous year. Unemployment rate and UK Bank Rate are presented as at the end of each quarter.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 16: ALLOWANCE FOR EXPECTED CREDIT LOSSES (continued)
ECL sensitivity to economic assumptions
The table below shows the Group’s ECL for the probability-weighted, upside, base case, downside and severe downside scenarios, with the severe downside scenario incorporating adjustments made to CPI inflation and UK Bank Rate paths. The stage allocation for an asset is based on the overall scenario probability-weighted PD and hence the staging of assets is constant across all the scenarios. In each economic scenario the ECL for individual assessments and post-model adjustments is typically held constant reflecting the basis on which they are evaluated. For 31 December 2022, however, post-model adjustments in Commercial Banking have been apportioned across the scenarios to better reflect the sensitivity of these adjustments to each scenario. Judgements applied through changes to model inputs are reflected in the scenario ECL sensitivities. The probability-weighted view shows the extent to which a higher ECL allowance has been recognised to take account of multiple economic scenarios relative to the base case; the uplift being £668 million compared to £221 million at 31 December 2021.

	At 31 December 2022					At 31 December 2021[1]
	Probability- weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m	Probability- weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m
UK mortgages	1,209	514	790	1,434	3,874	837	637	723	967	1,386
Credit cards	763	596	727	828	1,180	521	442	500	569	672
Other Retail	1,016	907	992	1,056	1,290	825	760	811	863	950
Commercial Banking	1,807	1,434	1,618	1,953	3,059	1,416	1,281	1,343	1,486	1,833
Other	1	1	1	2	2	401	401	402	401	400
ECL allowance	4,796	3,452	4,128	5,273	9,405	4,000	3,521	3,779	4,286	5,241
1Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth from Other to Retail; comparatives have been presented on a consistent basis.
The table below shows the Group’s ECL for the upside, base case, downside and severe downside scenarios, with staging of assets based on each specific scenario probability of default. ECL applied through individual assessments and the majority of post-model adjustments are reported flat against each economic scenario, reflecting the basis on which they are evaluated. A probability-weighted scenario is not shown as this does not reflect the basis on which ECL is reported. Comparing the probability-weighted ECL in the table above to the base case ECL with base case scenario specific staging, as shown in the table below, results in an uplift of £791 million compared to £228 million at 31 December 2021.

	At 31 December 2022				At 31 December 2021[1]
	Upside £m	Base case £m	Downside £m	Severe downside £m	Upside £m	Base case £m	Downside £m	Severe downside £m
UK mortgages	469	734	1,344	7,848	636	722	973	1,448
Credit cards	563	719	842	1,320	434	500	583	707
Other Retail	886	984	1,059	1,450	754	808	868	973
Commercial Banking	1,403	1,567	2,046	4,672	1,278	1,342	1,500	2,085
Other	1	1	2	2	400	400	400	400
ECL allowance	3,322	4,005	5,293	15,292	3,502	3,772	4,324	5,613
1Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth from Other to Retail; comparatives have been presented on a consistent basis.
The impact of changes in the UK unemployment rate and House Price Index (HPI) have been assessed. Although such changes would not be observed in isolation, as economic indicators tend to be correlated in a coherent scenario, this gives insight into the sensitivity of the Group’s ECL to gradual changes in these two critical economic factors. The assessment has been made against the base case with the reported staging unchanged and is assessed through the direct impact on modelled ECL only, including management judgements applied through changes to model inputs. The change in univariate ECL sensitivity in the period is a result of the change in definition of default and associated model changes, and the deterioration in the base case on which the assessment has been performed.
The table below shows the impact on the Group’s ECL resulting from a 1 percentage point (pp) increase or decrease in the UK unemployment rate. The increase or decrease is presented based on the adjustment phased evenly over the first ten quarters of the base case scenario. An immediate increase or decrease would drive a more material ECL impact as it would be fully reflected in both 12-month and lifetime PDs.

	At 31 December 2022		At 31 December 2021[1]
	1pp increase in unemployment £m	1pp decrease in unemployment £m	1pp increase in unemployment £m	1pp decrease in unemployment £m
UK mortgages	26	(21)	23	(18)
Credit cards	41	(41)	20	(20)
Other Retail	25	(25)	14	(14)
Commercial Banking	99	(90)	49	(42)
Other	–	–	1	(1)
ECL impact	191	(177)	107	(95)
1Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth from Other to Retail; comparatives have been presented on a consistent basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 16: ALLOWANCE FOR EXPECTED CREDIT LOSSES (continued)
The table below shows the impact on the Group’s ECL in respect of UK mortgages of an increase or decrease in loss given default for a 10 percentage point (pp) increase or decrease in the UK House Price Index (HPI). The increase or decrease is presented based on the adjustment phased evenly over the first ten quarters of the base case scenario.

	At 31 December 2022		At 31 December 2021
	10pp increase in HPI	10pp decrease in HPI	10pp increase in HPI	10pp decrease in HPI
ECL impact, £m	(225)	370	(112)	162
Individual assessments
Stage 3 ECL in Commercial Banking is largely assessed on an individual basis using bespoke assessment of loss for each specific client. These assessments are carried out by the Business Support Unit based on detailed reviews and expected recovery strategies. While these assessments are based on the Group’s latest economic view, the use of Group-wide multiple economic scenarios and weightings is not considered appropriate for these cases due to their individual characteristics. In place of this, a range of case-specific outcomes are considered with any alternative better or worse outcomes that carry a 25 per cent likelihood taken into account in establishing a probability-weighted ECL. At 31 December 2022, individually assessed provisions for Commercial Banking were £1,008 million (2021: £905 million) which reflected a range of £908 million to £1,140 million (2021: £741 million to £1,023 million), based on the range of alternative outcomes considered.
Application of judgement in adjustments to modelled ECL
Impairment models fall within the Group’s model risk framework with model monitoring, periodic validation and back testing performed on model components (i.e. probability of default, exposure at default and loss given default). Limitations in the Group’s impairment models or data inputs may be identified through the ongoing assessment and validation of the output of the models. In these circumstances, management make appropriate adjustments to the Group’s allowance for impairment losses to ensure that the overall provision adequately reflects all material risks. These adjustments are determined by considering the particular attributes of exposures which have not been adequately captured by the impairment models and range from changes to model inputs and parameters, at account level, through to more qualitative post-model adjustments.
Post-model adjustments are not typically calculated under each distinct economic scenario used to generate ECL, but on final modelled ECL. All adjustments are reviewed quarterly and are subject to internal review and challenge, including by the Audit Committee, to ensure that amounts are appropriately calculated and that there are specific release criteria identified.
The coronavirus pandemic and the various support measures resulted in an economic environment which differed significantly from the historical economic conditions upon which the impairment models had been built. As a result there was a greater need for management judgements to be applied alongside the use of models at 31 December 2021. During 2022 the direct impact of the pandemic on both economic and credit performance has reduced, resulting in the release of all material judgements required specifically to capture COVID-19 risks. Conversely, the intensifying inflationary pressures alongside rising interest rates within the Group’s outlook have created further risks not deemed to be fully captured by ECL models. This has required judgements to be added to capture affordability risks from inflationary and rising interest rate pressures. At 31 December 2022 management judgement resulted in additional ECL allowances totalling £330 million (2021: £1,278 million).
The table below analyses total ECL allowance by portfolio, separately identifying the amounts that have been modelled, those that have been individually assessed and those arising through the application of management judgement.

			Judgements due to:
	Modelled ECL £m	Individually assessed £m	COVID-19[1] £m	Inflationary risk £m	Other £m	Total ECL £m
At 31 December 2022
UK mortgages	946	–	–	49	214	1,209
Credit cards	698	–	–	93	(28)	763
Other Retail	903	–	1	53	59	1,016
Commercial Banking	910	1,008	–	–	(111)	1,807
Other	1	–	–	–	–	1
Total	3,458	1,008	1	195	134	4,796
At 31 December 2021
UK mortgages	292	–	67	52	426	837
Credit cards	436	–	94	–	(9)	521
Other Retail[2]	757	–	18	–	50	825
Commercial Banking[2]	331	905	194	–	(14)	1,416
Other[2]	1	–	400	–	–	401
Total	1,817	905	773	52	453	4,000
1    Judgements introduced to address the impact that COVID-19 and resulting interventions have had on the Group’s economic outlook and observed loss experience, which have required additional model limitations to be addressed.
2    Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth from Other to Retail; comparatives have been presented on a consistent basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 16: ALLOWANCE FOR EXPECTED CREDIT LOSSES (continued)
Judgements due to COVID-19
In 2021 the Group’s ECL allowance included amounts arising from the application of management judgement to address the impact of COVID-19. These adjustments principally comprised of:
•UK mortgages: £52 million to allow for an increase in the time assumed between default and repossession as a result of the Group temporarily suspending the repossession of properties to support customers during the pandemic;
•Credit Cards, Other Retail and Business Banking: £134 million in relation to adjustments made for government support and subdued levels of consumer spending which were judged to have contributed to the reduced flow of accounts into default and to improved average credit scores across portfolios;
•Commercial Banking: £88 million in respect of adjustments to model inputs related to a reduction in the observed rate of UK corporate insolvencies. As anticipated, the rate of recoveries returned to pre-pandemic levels towards the end of 2021 and, with model outputs based on 12 months observed insolvency data, management believed the historically low levels of insolvencies seen during early 2021 did not reflect the underlying credit risk;
•Commercial Banking: £80 million additional judgement in sectors which were considered to face an elevated risk due to COVID-driven restrictions, inflation and interest rate pressures; and
•A £400 million adjustment in respect of the risk to the base case economic scenario conditioning assumptions The base case represents the Group’s most likely view, however management believed that in the context of the pandemic, the possibility that the conditioning assumptions were invalidated was firmly to the downside. In particular, the possibility that a future virus mutation had vaccine resistance leading to serious social and economic disruption. Such a possibility was outside of the Group’s methodology because it would invalidate one of the key assumptions behind the base case forecast. As such an adjustment was made to increase the Group's ECL allowances to reflect the increased downside risk and the potential for the severity of losses to stretch beyond the Group's severe scenario. As the adjustment was calculated centrally it was not allocated to specific portfolios. It was therefore allocated against Stage 1 assets given that the downside risks were largely considered to relate to non-defaulted exposures, the majority of which were in Stage 1. An indicative allocation to allow users to understand where the Group believed that the additional losses could arise was as follows: UK mortgages: c.£200 million, Credit cards and Other Retail:  c.£100 million, Commercial Banking c.£100 million.
Judgements due to inflationary risk
UK mortgages: £49 million (2021: £52 million)
These adjustments comprise:
Inflationary and interest rate pressures: £49 million (2021: £52 million)
There has been only modest evidence of credit deterioration in the UK mortgages portfolio through 2022 despite the high levels of inflation and the rising interest rate environment. Mortgage ECL models use bank base rate as a driver of predicted defaults and that has contributed to the elevated levels of ECL at 31 December 2022. However, there remains a potential risk to affordability from continued inflationary pressures combined with higher interest rates, and that this may not be fully captured by the Group’s ECL models. This risk is to customers maturing from low fixed rate deals, the building impact on variable rate holders and lower levels of real household income.
The level of risk is somewhat mitigated from stressed affordability assessments applied at loan origination which means most customers are anticipated to be able to absorb payment shocks. A judgemental uplift in ECL has therefore been taken in specific segments of the mortgages portfolio, either where inflation is expected to present a more material risk, or where segments within the model do not use bank base rate as a material driver of predicted defaults.
At 31 December 2021 additional judgemental ECL was taken in UK mortgages to recognise the heightened risk of interest rates increasing rapidly compared to the base case outlook. This judgement quantified incremental losses from adopting an alternative severe downside scenario with a 4 per cent interest rate peak. This judgement is no longer required given the Group’s base case outlook, and modelled ECL, now captures an equivalent interest rate view within the base case alongside an adjusted severe scenario with a 7 per cent interest rate peak.
Credit cards: £93 million (2021: £nil) and Other Retail: £53 million (2021: £nil)
These adjustments comprise:
Inflationary risk on Retail segments: Credit Cards: £93 million (2021: £nil) and Other Retail: £53 million (2021: £nil)
The Group’s ECL models for credit cards and personal loan portfolios use predictions of wage growth to account for future affordability stress. As rapidly increasing inflation erodes nominal wage growth, adjustments have been made to the econometric models to account for real, rather than nominal, income to produce adjusted predicted defaults. These adjustments include the specific risk to affordability from increased housing costs, not captured by CPI. As these adjustments are made within predicted default models, they are calculated under each economic scenario and impact the staging of assets through increased PDs.
Alongside these portfolio-wide adjustments management have also made an additional uplift to ECL for customers with lower income levels and higher indebtedness deemed most vulnerable to inflationary pressures and interest rate rises. Although this segment of customers has not exhibited any greater stress to date, uplifts have been applied to recognise continued inflation and interest rates pose a greater proportionate risk in future periods. Management believe that this is an appropriate way to account for the aggregate inflationary risk in these unsecured portfolios and will continue to monitor both actual economic and customer outcomes to ensure that this adjustment remains reasonable and appropriate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 16: ALLOWANCE FOR EXPECTED CREDIT LOSSES (continued)
Other judgements
UK mortgages: £214 million (2021: £426 million)
These adjustments principally comprise:
Increase in time to repossession: £118 million (2021: £87 million)
Due to the Group suspending mortgage litigation activity between late-2014 and mid-2018 due to policy changes for the treatment of arrears, and as collections strategy normalises post COVID-19 pandemic, the Group’s experience of possessions data on which our models rely on is limited. This reflects an adjustment made to allow for an increase in the time assumed between default and repossession.
Provision coverage is uplifted to the equivalent levels of those accounts already in repossession on an estimated shortfall of balances expected to flow to possession. A further adjustment is made to accounts which have been in default for more than 24 months, with an arrears balance increase in the last six months. These accounts have their probability of possession set to 70 per cent based on observed historical losses incurred on accounts that were of an equivalent status. The increase in the judgement reflects a lower modelled coverage that requires a larger adjustment to reach the required levels.
Asset recovery values: £69 million (2021: £21 million)
Due to low repossession volumes, sales data informing the estimated level of discount in the event of repossessions has been limited, impacting the ability to update model parameters. Despite these low volumes, since 2020 the observed asset recovery sale values have remained broadly the same on the limited volumes seen, however the indexed valuation within the model has shown an increasing trend due to HPI increases, therefore management consider it appropriate to uplift ECL to reflect expected recovery values.
Adjustment for specific segments: £25 million (2021: £54 million)
The Group monitors risks across specific segments of its portfolios which may not be fully captured through wider collective models. Judgemental increases applied to probability of default on forborne accounts (31 December 2021: £18 million) have been removed as models now include forborne accounts in Stage 3 assets. The judgement for fire safety and cladding uncertainty has reduced to £25 million (31 December 2021: £36 million). Though experience remains limited the risk is considered sufficiently material to address through judgement, given that there is evidence of assessed cases having defective cladding, or other fire safety issues, but this risk has reduced throughout the year.
Credit cards: £(28) million (2021: £(9) million) and Other Retail: £59 million (2021: £50 million)
These adjustments principally comprise:
Lifetime extension on revolving products: Credit cards: £82 million (2021: £41 million) and Other Retail: £14 million (2021: £5 million)
An adjustment is required to extend the lifetime used for Stage 2 exposures on Retail revolving products from a three year modelled lifetime, which reflected the outcome data available when the model was developed. Previously this was deemed to be six years by increasing default probabilities through the extrapolation of the default trajectory observed throughout the three years and beyond. During 2022, work was undertaken to reassess the expected lifetime for these assets, which concluded in an extension of the expected lifetime from six to ten years, resulting in an increase to this adjustment.
Adjustments to loss given defaults (LGDs): Credit cards: £(96) million (2021: £(37) million) and Other Retail: £13 million (2021: £24 million)
A number of adjustments have been made to the loss given default assumptions used within unsecured and motor credit models. These include judgements held previously, notably in relation to the alignment of MBNA credit card cure rates as collection strategies harmonise. Alongside this, new adjustments have also been raised to capture recent improvements in observed cure rates offset by updates to recovery cost assumptions. These adjustments will be released once incorporated into models through future recalibration which is pending model development.
Motor default suppression: Other Retail: £13 million (2021: £nil)
Used car prices have continued to rise through 2022 with lower actual defaults materialising than anticipated. Management consider it appropriate to uplift ECL to account for the risk that prices return back to more normalised levels.
Commercial Banking: £(111) million (2021: £(14) million)
These adjustments principally comprise:
Adjustments to loss given defaults (LGDs): £(105) million (2021: £(25) million)
The modelling approach for loss given default for commercial exposures has been reviewed. Management deem ECL should be adjusted to mitigate limitations identified in the approach which are causing loss given defaults to be inflated. These include the benefit from amortisation of exposures relative to collateral values at default and a move to an exposure-weighted approach being adopted. These temporary adjustments will be addressed through future model development.
Corporate insolvency rates: £(35) million (2021: £nil)
During 2022, the volume of UK corporate insolvencies showed an increasing trend to above December 2019 levels, revealing a marked dislocation between observed UK corporate insolvencies and the Group’s credit performance. This dislocation gives rise to uncertainty over the drivers of observed trends and the appropriateness of the Group’s Commercial Banking model response which uses observed UK corporate insolvencies data. Given the Group’s asset quality remains strong with very low new defaults, a negative adjustment was deemed appropriate by management to address potential overstatement of Commercial Banking ECL.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 17: FINANCE LEASE AND HIRE PURCHASE RECEIVABLES
The Group's finance lease and hire purchase receivables are classified as loans and advances to customers and accounted for at amortised cost. These balances are analysed as follows:

	Finance leases		Hire purchase
	2022 £m	2021 £m	2022 £m	2021 £m
Not later than 1 year	216	339	6,307	4,720
Later than 1 year and not later than 2 years	215	135	3,872	4,517
Later than 2 years and not later than 3 years	111	222	3,707	3,981
Later than 3 years and not later than 4 years	45	110	2,962	2,817
Later than 4 years and not later than 5 years	31	46	385	814
Later than 5 years	122	150	275	374
Gross investment	740	1,002	17,508	17,223
Unearned future finance income	(106)	(147)	(1,447)	(1,349)
Rentals received in advance	(9)	(12)	(111)	(89)
Net investment	625	843	15,950	15,785
The net investment represents amounts recoverable as follows:

	Finance leases		Hire purchase
	2022 £m	2021 £m	2022 £m	2021 £m
Not later than 1 year	175	280	5,618	4,004
Later than 1 year and not later than 2 years	190	108	3,447	4,151
Later than 2 years and not later than 3 years	94	198	3,440	3,766
Later than 3 years and not later than 4 years	35	94	2,844	2,744
Later than 4 years and not later than 5 years	24	35	356	765
Later than 5 years	107	128	245	355
Net investment	625	843	15,950	15,785
Equipment leased to customers under finance leases and hire purchase receivables relates to financing transactions to fund the purchase of aircraft, ships, motor vehicles and other items. There was an allowance for uncollectable finance lease receivables included in the allowance for impairment losses of £13 million (2021: £18 million) and for hire purchase receivables of £251 million (2021: £275 million).
The Group’s finance lease and hire purchase assets are comprised as follows:

	Finance leases		Hire purchase
	2022 £m	2021 £m	2022 £m	2021 £m
Electric vehicles	8	3	576	429
Internal combustion engine vehicles	176	142	10,743	10,640
Hybrid vehicles	5	3	737	522
Other	436	695	3,894	4,194
Net investment	625	843	15,950	15,785
NOTE 18: FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	2022 £m	2021 £m
Debt securities:
Government securities	11,196	14,599
Asset-backed securities	138	55
Corporate and other debt securities	11,511	13,131
	22,845	27,785
Equity shares	1	1
Total financial assets at fair value through other comprehensive income	22,846	27,786
At 31 December 2022 £20,766 million (2021: £24,947 million) of financial assets at fair value through other comprehensive income had a contractual residual maturity of greater than one year.
All assets were assessed at Stage 1 at 31 December 2021 and 2022.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022

NOTE 19: GOODWILL

	2022 £m	2021 £m
At 1 January and 31 December	470	470
Cost[1]	814	814
Accumulated impairment losses	(344)	(344)
At 31 December	470	470
1For acquisitions made prior to 1 January 2004, the date of transition to IFRS, cost is included net of amounts amortised up to 31 December 2003.
The goodwill held in the Group’s balance sheet is tested at least annually for impairment. For the purposes of impairment testing the goodwill is allocated to the appropriate cash generating unit; of the total balance of £470 million (2021: £470 million), £302 million, or 64 per cent (2021: £302 million, 64 per cent) has been allocated to the Credit card cash generating unit and £166 million, or 35 per cent (2021: £166 million, 35 per cent) has been allocated to the Motor business cash generating unit, both in the Group’s Retail division.
The recoverable amount of the goodwill relating to Credit cards has been based on a value-in-use calculation using post-tax cash flow projections based on financial budgets and plans approved by management covering a four-year period and a discount rate (post-tax) of 10 per cent, based on the Group’s cost of equity. The cash flows beyond the four-year period assume 3.5 per cent growth. Management believes that any reasonably possible change in the key assumptions above would not cause the recoverable amount of the goodwill relating to Credit cards to fall below the balance sheet carrying value.
The recoverable amount of the goodwill relating to the Motor business is based on a value-in-use calculation using post-tax cash flow projections based on financial budgets and plans approved by management covering a four-year period and a discount rate (post-tax) of 10 per cent, based on the Group’s cost of equity. The cash flows beyond the four-year period are extrapolated using a growth rate of 3.5 per cent which does not exceed the long-term average growth rates for the markets in which the Motor business participates. Management believes that any reasonably possible change in the key assumptions, including from the impacts of climate change or climate-related legislation, would not cause the recoverable amount of the goodwill relating to the Motor business to fall below the balance sheet carrying value.
NOTE 20: OTHER INTANGIBLE ASSETS

	Brands £m	Core deposit intangible £m	Purchased credit card relationships £m	Customer- related intangibles £m	Capitalised software enhancements £m	Total £m
Cost:
At 1 January 2021	584	2,770	1,002	50	5,855	10,261
Additions	–	–	–	–	986	986
Disposals and write-offs	–	–	–	–	(460)	(460)
At 31 December 2021	584	2,770	1,002	50	6,381	10,787
Exchange and other adjustments	–	–	–	–	1	1
Additions	–	–	–	–	1,395	1,395
Disposals	–	–	–	–	(186)	(186)
At 31 December 2022	584	2,770	1,002	50	7,591	11,997
Accumulated amortisation:
At 1 January 2021	204	2,770	551	50	2,574	6,149
Charge for the year (note 9)	–	–	70	–	884	954
Disposals and write-offs	–	–	–	–	(460)	(460)
At 31 December 2021	204	2,770	621	50	2,998	6,643
Exchange and other adjustments	–	–	1	–	(10)	(9)
Charge for the year (note 9)	–	–	70	–	825	895
Disposals	–	–	–	–	(186)	(186)
At 31 December 2022	204	2,770	692	50	3,627	7,343
Balance sheet amount at 31 December 2022	380	–	310	–	3,964	4,654
Balance sheet amount at 31 December 2021	380	–	381	–	3,383	4,144
Brands arising from the acquisition of Bank of Scotland in 2009 are recognised on the Group’s balance sheet and have been determined to have an indefinite useful life. The carrying value at 31 December 2022 was £380 million (2021: £380 million). The Bank of Scotland name has been in existence for over 300 years and there are no indications that the brand should not have an indefinite useful life. The recoverable amount has been based on a value-in-use calculation. The calculation uses post-tax projections for a four-year period of the income generated by the Bank of Scotland cost generating unit, a discount rate of 10 per cent and a future growth rate of 3.5 per cent. Management believes that any reasonably possible change in the key assumptions would not cause the recoverable amount of the Bank of Scotland brand to fall below its balance sheet carrying value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 21: OTHER ASSETS

	2022 £m	2021 £m
Property, plant and equipment:
Investment properties	3	4
Premises	852	803
Equipment	1,278	1,627
Operating lease assets (see below)	4,816	4,196
Right-of-use assets (note 22)	1,119	1,268
	8,068	7,898
Settlement balances	98	52
Prepayments	1,105	905
Other assets	622	744
Total other assets	9,893	9,599
Operating lease assets where the Group is lessor
Equipment leased to customers under operating leases primarily relates to vehicle contract hire arrangements. At 31 December the future minimum rentals receivable under non-cancellable operating leases were as follows:

	2022 £m	2021 £m
Within 1 year	912	848
1 to 2 years	620	561
2 to 3 years	322	288
3 to 4 years	102	86
4 to 5 years	11	8
Over 5 years	–	–
Total future minimum rentals receivable	1,967	1,791
Equipment leased to customers under operating leases primarily relates to vehicle contract hire arrangements. Operating lease assets are comprised as follows:

	2022 £m	2021 £m
Electric vehicles	1,610	728
Internal combustion engine vehicles	2,042	2,531
Hybrid vehicles	1,159	928
Other	5	9
Total operating lease assets	4,816	4,196
NOTE 22: LESSEE DISCLOSURES
The table below sets out the movement in the Group's right-of-use assets, which are primarily in respect of premises, and are recognised within other assets (note 21).

	2022 £m	2021 £m
At 1 January	1,268	1,434
Exchange and other adjustments	–	(9)
Additions	97	71
Disposals	(33)	(12)
Depreciation charge for the year	(213)	(216)
At 31 December	1,119	1,268
The Group's lease liabilities are recognised within other liabilities (note 26). The maturity analysis of the Group's lease liabilities on an undiscounted basis is set out in the liquidity risk section of note 44.
The total cash outflow for leases in the year ended 31 December 2022 was £204 million (2021: £243 million). The amount recognised within interest expense in respect of lease liabilities is disclosed in note 5.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 23: FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	2022 £m	2021 £m
Liabilities designated at fair value through profit or loss: debt securities in issue	5,159	6,537
At 31 December 2022 £4,965 million (2021: £6,258 million of financial liabilities at fair value through profit or loss had a contractual residual maturity of greater than one year.
Liabilities designated at fair value through profit or loss primarily represent debt securities in issue which either contain substantive embedded derivatives which would otherwise need to be recognised and measured at fair value separately from the related debt securities, or which are accounted for at fair value to significantly reduce an accounting mismatch.
The amount contractually payable on maturity of the debt securities held at fair value through profit or loss at 31 December 2022 was £11,195 million, which was £6,036 million higher than the balance sheet carrying value (2021: £10,558 million, which was £4,021 million higher than the balance sheet carrying value). At 31 December 2022 there was a cumulative £324 million decrease in the fair value of these liabilities attributable to changes in credit spread risk; this is determined by reference to the quoted credit spreads of the Bank. Of the cumulative amount, a decrease of £519 million arose in 2022 and an increase of £86 million arose in 2021.
NOTE 24: DEBT SECURITIES IN ISSUE

	2022 £m	2021 £m
Senior unsecured notes issued	21,377	23,820
Covered bonds (note 25)	14,240	17,407
Certificates of deposit issued	1,607	290
Securitisation notes (note 25)	2,780	3,672
Commercial paper	9,052	3,535
Total debt securities in issue	49,056	48,724
At 31 December 2022 £30,571 million (2021: £33,369 million) of debt securities in issue had a contractual residual maturity of greater than one year.
NOTE 25: SECURITISATIONS AND COVERED BONDS
Securitisation programmes
Loans and advances to customers include loans securitised under the Group’s securitisation programmes, the majority of which have been sold by subsidiary companies to bankruptcy remote structured entities. As the structured entities are funded by the issue of debt on terms whereby the majority of the risks and rewards of the portfolio are retained by the subsidiary, the structured entities are consolidated fully and all of these loans are retained on the Group’s balance sheet, with the related notes in issue included within debt securities in issue.
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
The Group’s principal securitisation and covered bond programmes, together with the balances of the advances subject to these arrangements and the carrying value of the externally held notes in issue at 31 December, are listed below. Notes in issue, previously reported gross of internal holdings, are presented net; comparatives have been presented on a consistent basis. The notes in issue are reported in note 24.

	2022		2021
	Loans and advances securitised[1] £m	Externally held £m	Loans and advances securitised[1] £m	Externally held £m
Securitisation programmes
UK residential mortgages and commercial loans	15,402	2,035	18,688	2,544
Credit card receivables	12,776	223	11,615	594
Motor vehicle finance	401	149	235	141
Dutch residential mortgages	402	399	427	426
Total securitisation programmes (notes 23 and 24)[2]	28,981	2,806	30,965	3,705
Covered bond programmes
Residential mortgage-backed	27,400	13,740	35,896	16,907
Social housing loan-backed	831	500	833	500
Total covered bond programmes (note 24)	28,231	14,240	36,729	17,407
Total securitisation and covered bond programmes		17,046		21,112
1Including assets backing notes held internally within the Group.
2Includes £26 million (2021: £33 million) of securitisation notes held at fair value through profit or loss.
Cash deposits of £3,789 million (2021: £3,455 million) which support the debt securities issued by the structured entities, the term advances related to covered bonds and other legal obligations, are held by the Group. Additionally, the Group has certain contractual arrangements to provide liquidity facilities to some of these structured entities. At 31 December 2022 these obligations had not been triggered; the maximum exposure under these facilities was £4 million (2021: £52 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 25: SECURITISATIONS AND COVERED BONDS (continued)
The Group has two covered bond programmes, for which limited liability partnerships have been established to ring-fence asset pools and guarantee the covered bonds issued by the Group. At the reporting date the Group had over-collateralised these programmes as set out in the table above to meet the terms of the programmes, to secure the rating of the covered bonds and to provide operational flexibility. From time to time, the obligations of the Group to provide collateral may increase due to the formal requirements of the programmes. The Group may also voluntarily contribute collateral to support the ratings of the covered bonds.
The Group recognises the full liabilities associated with its securitisation and covered bond programmes within debt securities in issue, although the obligations of the Group in respect of its securitisation issuances are limited to the cash flows generated from the underlying assets. The Group could be required to provide additional support to a number of the securitisation programmes to support the credit ratings of the debt securities issued, in the form of increased cash reserves and the holding of subordinated notes. Further, certain programmes contain contractual obligations that require the Group to repurchase assets should they become credit-impaired or as otherwise required by the transaction documents.
The Group has not provided financial or other support by voluntarily offering to repurchase assets from any of its public securitisation programmes during 2022 (2021: none).
NOTE 26: OTHER LIABILITIES

	2022 £m	2021 £m
Settlement balances	109	110
Lease liabilities	1,260	1,411
Other creditors and accruals	4,277	3,870
Total other liabilities	5,646	5,391
The maturity analysis of the Group's lease liabilities on an undiscounted basis is set out in the liquidity risk section of note 44.
NOTE 27: RETIREMENT BENEFIT OBLIGATIONS

	2022 £m	2021 £m	2020 £m
Charge to the income statement
Defined benefit pension schemes	123	234	244
Other post-retirement benefit schemes	2	2	3
Total defined benefit schemes	125	236	247
Defined contribution pension schemes	314	287	305
Total charge to the income statement (note 9)	439	523	552

	2022 £m	2021 £m
Amounts recognised in the balance sheet
Retirement benefit assets	3,823	4,531
Retirement benefit obligations	(126)	(230)
Total amounts recognised in the balance sheet	3,697	4,301
The total amounts recognised in the balance sheet relate to:

	2022 £m	2021 £m
Defined benefit pension schemes	3,732	4,404
Other post-retirement benefit schemes	(35)	(103)
Total amounts recognised in the balance sheet	3,697	4,301

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 27: RETIREMENT BENEFIT OBLIGATIONS (continued)

Pension schemes
Defined benefit schemes
(i)    Characteristics of and risks associated with the Group’s schemes
The Group has established a number of defined benefit pension schemes in the UK and overseas. All significant schemes are based in the UK, with the three most significant being the main sections of the Lloyds Bank Pension Scheme No. 1, the Lloyds Bank Pension Scheme No. 2 and the HBOS Final Salary Pension Scheme. At 31 December 2022, these schemes represented 94 per cent of the Group’s total gross defined benefit pension assets (2021: 94 per cent). These schemes provide retirement benefits calculated as a proportion of final pensionable salary depending upon the length of pensionable service; the minimum retirement age under the rules of the schemes at 31 December 2022 is generally 55, although certain categories of member are deemed to have a protected right to retire at 50.
The Group operates both funded and unfunded pension arrangements; the majority, including the three most significant schemes, are funded schemes in the UK. All of these UK funded schemes are operated as separate legal entities under trust law, are in compliance with the Pensions Act 2004 and are managed by a Trustee Board (the Trustee) whose role is to ensure that their scheme is administered in accordance with the scheme rules and relevant legislation, and to safeguard the assets in the best interests of all members and beneficiaries. The Trustee is solely responsible for setting investment policy and for agreeing funding requirements with the employer through the funding valuation process. The Board of Trustees must be composed of representatives of the scheme membership along with a combination of independent and employer appointed trustees to comply with legislation and scheme rules.
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
The most recent triennial funding valuations of the Group’s three main defined benefit pension schemes showed an aggregate ongoing funding deficit of £7.3 billion as at 31 December 2019 (a funding level of 85.7 per cent). Under the agreed recovery plan, £0.8 billion plus a further 30 per cent of in-year capital distributions to ordinary shareholders, up to a limit on total deficit contributions of £2.0 billion per annum, is payable until the 2019 deficit has been removed.
These schemes continue to have a funding deficit, but are in a significantly stronger financial position than at 31 December 2021, when the deficit was c.£4.0 billion. During 2022, deficit contributions of £2.2 billion were paid into these schemes and the Group expects to make a further fixed contribution of £0.8 billion in the first half of 2023, consistent with 2021 and 2022.
The Group expects to have substantially agreed the triennial valuation with the Trustee by the end of the third quarter of 2023, along with a revised contribution schedule in respect of any remaining deficit. Trustee agreement will be conditional upon prior feedback from the Pensions Regulator. The Group also expects that future contributions will become increasingly contingent in nature, such that they are only paid into the schemes if required.
The deficit contributions are in addition to the regular contributions to meet benefits accruing over the year, and to cover the expenses of running the schemes. The Group expects to pay contributions of at least £1.1 billion to its defined benefit schemes in 2023.
During 2009, the Group made one-off contributions to the Lloyds Bank Pension Scheme No. 1 and Lloyds Bank Pension Scheme No. 2 in the form of interests in limited liability partnerships for each of the two schemes which hold assets to provide security for the Group’s obligations to the two schemes. At 31 December 2022, the limited liability partnerships held assets of £6.3 billion. The limited liability partnerships are consolidated fully in the Group’s balance sheet.
The Group has also established three private limited companies which hold assets to provide security for the Group’s obligations to the HBOS Final Salary Pension Scheme, a section of the Lloyds Bank Pension Scheme No. 1 and the Lloyds Bank Offshore Pension Scheme. At 31 December 2022 these held assets of £4.5 billion in aggregate. The private limited companies are consolidated fully in the Group’s balance sheet. The terms of these arrangements require the Group to maintain assets in these vehicles to agreed minimum values in order to secure obligations owed to the relevant Group pension schemes. The Group has satisfied this requirement during 2022.
The last funding valuations of other Group schemes were carried out on a number of different dates. In order to report the position under IAS 19 as at 31 December 2022, the most recent valuation results for all schemes have been updated by qualified independent actuaries. The funding valuations use a more prudent approach to setting the discount rate and more conservative longevity and inflation assumptions than the IAS 19 valuations.
In a judgment in 2018, the High Court confirmed the requirement to equalise the Guaranteed Minimum Pension (GMP) benefits of men and women accruing between 1990 and 1997 from contracting out of the State Earnings Related Pension Scheme. The Group recognised a past service cost of £108 million in respect of equalisation in 2018 and, following agreement of the detailed implementation approach with the Trustee, a further £33 million was recognised in 2019. A further hearing was held during 2020 which confirmed the extent of the Trustee’s obligation to revisit past transfers out of the schemes. The amount of any additional liability as a result of this judgment is still being reviewed but is not considered likely to be material.
(ii)    Amounts in the financial statements

	2022 £m	2021 £m
Amount included in the balance sheet
Present value of funded obligations	(28,965)	(47,130)
Fair value of scheme assets	32,697	51,534
Net amount recognised in the balance sheet	3,732	4,404

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 27: RETIREMENT BENEFIT OBLIGATIONS (continued)

	2022 £m	2021 £m
Net amount recognised in the balance sheet
At 1 January	4,404	1,578
Net defined benefit pension charge	(123)	(234)
Actuarial gains on defined benefit obligation	17,222	1,267
Return on plan assets	(20,302)	449
Employer contributions	2,530	1,344
Exchange and other adjustments	1	–
At 31 December	3,732	4,404

	2022 £m	2021 £m
Movements in the defined benefit obligation
At 1 January	(47,130)	(49,549)
Current service cost	(180)	(213)
Interest expense	(902)	(704)
Remeasurements:
Actuarial losses – experience	(1,186)	(426)
Actuarial gains (losses) – demographic assumptions	288	(146)
Actuarial gains – financial assumptions	18,120	1,839
Benefits paid	2,048	2,034
Past service cost	(4)	(11)
Settlements	13	22
Exchange and other adjustments	(32)	24
At 31 December	(28,965)	(47,130)

	2022 £m	2021 £m
Analysis of the defined benefit obligation
Active members	(3,088)	(5,837)
Deferred members	(8,515)	(16,167)
Pensioners	(16,013)	(23,171)
Dependants	(1,349)	(1,955)
At 31 December	(28,965)	(47,130)

	2022 £m	2021 £m
Changes in the fair value of scheme assets
At 1 January	51,534	51,127
Return on plan assets excluding amounts included in interest income	(20,302)	449
Interest income	997	733
Employer contributions	2,530	1,344
Benefits paid	(2,048)	(2,034)
Settlements	(13)	(23)
Administrative costs paid	(34)	(38)
Exchange and other adjustments	33	(24)
At 31 December	32,697	51,534
The expense recognised in the income statement for the year ended 31 December comprises:

	2022 £m	2021 £m	2020 £m
Current service cost	180	213	206
Net interest amount	(95)	(29)	(23)
Settlements	–	1	2
Past service cost – plan amendments	4	11	5
Plan administration costs incurred during the year	34	38	54
Total defined benefit pension expense	123	234	244

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 27: RETIREMENT BENEFIT OBLIGATIONS (continued)

(iii)    Composition of scheme assets

	2022			2021
	Quoted £m	Unquoted £m	Total £m	Quoted £m	Unquoted £m	Total £m
Equity instruments	7	47	54	617	36	653
Debt instruments[1]:
Fixed interest government bonds	3,007	–	3,007	10,512	–	10,512
Index-linked government bonds	15,497	–	15,497	23,969	–	23,969
Corporate and other debt securities	3,978	–	3,978	13,399	–	13,399
	22,482	–	22,482	47,880	–	47,880
Property	–	116	116	–	139	139
Pooled investment vehicles	2,730	15,863	18,593	1,192	13,346	14,538
Money market instruments, cash, derivatives and other assets and liabilities	1,069	(9,617)	(8,548)	319	(11,995)	(11,676)
At 31 December	26,288	6,409	32,697	50,008	1,526	51,534
1    Of the total debt instruments, £20,369 million (2021: £42,568 million) were investment grade (credit ratings equal to or better than ‘BBB’).
The assets of all of the funded plans are held independently of the Group’s assets in separate trustee-administered funds.
The pension schemes’ pooled investment vehicles comprise:

	2022 £m	2021 £m
Equity funds	1,421	3,696
Hedge and mutual funds	240	1,407
Alternative credit funds	2,222	3,884
Property funds	1,604	1,541
Infrastructure funds	1,193	1,389
Liquidity funds	11,527	2,031
Bond and debt funds	354	561
Other	32	29
At 31 December	18,593	14,538
The Trustee’s approach to investment is focused on acting in the members’ best financial interests, with the integration of ESG (Environmental, Social and Governance) considerations into investment management processes and practices. This policy is reviewed annually (or more frequently as required) and has been shared with the schemes’ investment managers for implementation.
Climate change is one of the risks the schemes manage given its potential financial impact on valuation of assets.
(iv)    Assumptions
The principal actuarial and financial assumptions used in valuations of the defined benefit pension schemes were as follows:

	2022%	2021%
Discount rate	4.93	1.94
Rate of inflation:
Retail Price Index (RPI)	3.13	3.21
Consumer Price Index (CPI)	2.69	2.92
Rate of salary increases	0.00	0.00
Weighted-average rate of increase for pensions in payment	2.84	2.88
On 25 November 2020 the Chancellor of the Exchequer announced the outcome of a consultation into a reform of the calculation of RPI. It is now expected that from 2030 RPI will be aligned with CPIH (the Consumer Price Index including owner occupiers’ housing costs). To determine the RPI assumption a term-dependent inflation curve has been used adjusting for an assumed inflation risk premium. In the period to 2030 a gap of 100 basis points has been assumed between RPI and CPI; thereafter a 10 basis point gap has been assumed.

	Men		Women
	2022 Years	2021 Years	2022 Years	2021 Years
Life expectancy for member aged 60, on the valuation date	26.7	27.1	28.8	29.1
Life expectancy for member aged 60, 15 years after the valuation date	27.8	28.1	30.0	30.3

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 27: RETIREMENT BENEFIT OBLIGATIONS (continued)

The mortality assumptions used in the UK scheme valuations are based on standard tables published by the Institute and Faculty of Actuaries which were adjusted in line with the actual experience of the relevant schemes. The table shows that a member retiring at age 60 at 31 December 2022 is assumed to live for, on average, 26.7 years for a male and 28.8 years for a female. In practice there will be much variation between individual members but these assumptions are expected to be appropriate across all members. It is assumed that younger members will live longer in retirement than those retiring now. This reflects the expectation that mortality rates will continue to fall over time as medical science and standards of living improve. To illustrate the degree of improvement assumed, the table also shows the life expectancy for members aged 45 now, when they retire in 15 years time at age 60. The Group uses the CMI mortality projections model and in line with actuarial industry recommendations has placed no weight on 2020 and 2021 mortality experience. The persistence of excess deaths during 2022 has highlighted the potential longer term impacts of COVID-19 and the Group has applied a 4 per cent scaling factor to its base mortality tables at December 2022 to allow for this impact on member mortality. This led to a c.1 per cent reduction in the defined benefit obligation.
(v)    Amount, timing and uncertainty of future cash flows
Risk exposure of the defined benefit schemes
While the Group is not exposed to any unusual, entity-specific or scheme-specific risks in its defined benefit pension schemes, it is exposed to a number of significant risks, detailed below:
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
Longevity risk: The majority of the schemes’ obligations are to provide benefits for the life of the members so increases in life expectancy will result in an increase in the plans’ liabilities.
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
In addition, the schemes themselves are exposed to liquidity risk with the need to ensure that liquid assets held are sufficient to meet benefit payments as they fall due and there is sufficient collateral available to support their hedging activity.
The ultimate cost of the defined benefit obligations to the Group will depend upon actual future events rather than the assumptions made. The assumptions made are unlikely to be borne out in practice and as such the cost may be higher or lower than expected.
Sensitivity analysis
The effect of reasonably possible changes in key assumptions on the value of scheme liabilities and the resulting pension charge in the Group’s income statement and on the net defined benefit pension scheme asset, for the Group’s three most significant schemes, is set out below. The sensitivities provided assume that all other assumptions and the value of the schemes’ assets remain unchanged, and are not intended to represent changes that are at the extremes of possibility. The calculations are approximate in nature and full detailed calculations could lead to a different result. It is unlikely that isolated changes to individual assumptions will be experienced in practice. Due to the correlation of assumptions, aggregating the effects of these isolated changes may not be a reasonable estimate of the actual effect of simultaneous changes in multiple assumptions.

	Effect of reasonably possible alternative assumptions
	Increase (decrease) in the income statement charge		(Increase) decrease in the net defined benefit pension scheme surplus
	2022 £m	2021 £m	2022 £m	2021 £m
Inflation (including pension increases)[1]:
Increase of 0.1 per cent	13	12	251	481
Decrease of 0.1 per cent	(13)	(12)	(245)	(475)
Discount rate[2]:
Increase of 0.1 per cent	(25)	(24)	(379)	(774)
Decrease of 0.1 per cent	24	23	388	795
Expected life expectancy of members:
Increase of one year	38	44	745	1,934
Decrease of one year	(39)	(42)	(762)	(1,852)
1    At 31 December 2022, the assumed rate of RPI inflation is 3.13 per cent and CPI inflation 2.69 per cent (2021: RPI 3.21 per cent and CPI 2.92 per cent).
2    At 31 December 2022, the assumed discount rate is 4.93 per cent (2021: 1.94 per cent).
Sensitivity analysis method and assumptions
The sensitivity analysis above reflects the impact on the liabilities of the Group’s three most significant schemes which account for over 90 per cent of the Group’s defined benefit obligations. While differences in the underlying liability profiles for the remainder of the Group’s pension arrangements mean that they may exhibit slightly different sensitivities to variations in these assumptions, the sensitivities provided above are indicative of the impact across the Group as a whole.
The inflation assumption sensitivity applies to the assumed rate of increase in both the Consumer Price Index (CPI) and the Retail Price Index (RPI), and includes the impact on the rate of increases to pensions, both before and after retirement. These pension increases are linked to inflation (either CPI or RPI) subject to certain minimum and maximum limits.
The sensitivity analysis (including the inflation sensitivity) does not include the impact of any change in the rate of salary increases as pensionable salaries have been frozen since 2 April 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 27: RETIREMENT BENEFIT OBLIGATIONS (continued)

The life expectancy assumption has been applied by allowing for an increase/decrease in life expectation from age 60 of one year, based upon the approximate weighted average age for each scheme. While this is an approximate approach and will not give the same result as a one year increase in life expectancy at every age, it provides an appropriate indication of the potential impact on the schemes from changes in life expectancy.
There was no change in the methods and assumptions used in preparing the sensitivity analysis from the prior year.
Asset-liability matching strategies
The main schemes’ assets are invested in a diversified portfolio. Whilst c.50 per cent are held to generate the long-term returns required to support the funding position of the schemes, the remainder is invested in liability-driven investment (LDI) strategies which hedge the material risk exposures of the schemes. The investment strategy is not static and will evolve to reflect the structure of liabilities within the schemes. Specific strategies for each pension plan are independently determined by the responsible governance body for each scheme and in consultation with the employer.
A significant goal of the strategies adopted by the schemes is to reduce volatility caused by changes in market expectations of interest rates and inflation. In the main schemes, this is achieved by investing scheme assets in bonds, primarily fixed interest gilts and index linked gilts, and by entering into interest rate and inflation swap arrangements. The assets in these LDI strategies represented 48 per cent of scheme assets at 31 December 2022.
These investments are structured to take into account the profile of scheme liabilities and actively managed to reflect both changing market conditions and changes to the liability profile. At 31 December 2022 the asset-liability matching strategy mitigated around 119 per cent of the liability sensitivity to interest rate movements and around 123 per cent of the liability sensitivity to inflation movements. In addition, a small amount of interest rate sensitivity arises through holdings of corporate and other debt securities. The higher level of hedging provides greater protection to the funding position of the schemes.
The schemes’ funding position remained robust and did not experience any material impact from the market volatility seen in the latter part of last year. Asset prices fell in line with the broader market and hedges fell in value as interest rates rose, and a similar impact was experienced on liability valuations which also fell in value given the portfolio was almost fully hedged. The Group’s schemes use LDI strategies to achieve this outcome and, as the hedging was maintained throughout the crisis, the strategy performed as expected. All collateral requirements in respect of the LDI strategies were met, with no support required from the Group beyond payment of scheduled contributions.
On 28 January 2020, the main schemes entered into a £10 billion longevity insurance arrangement to hedge part of the schemes’ exposure to unexpected increases in life expectancy. This arrangement forms part of the schemes’ investment portfolio and will provide income to the schemes in the event that pensions are paid out for longer than expected. The transaction was structured as a pass-through with Scottish Widows as the insurer, and onwards reinsurance to Pacific Life Re Limited.
On 28 January 2022, the Lloyds Bank Pension Scheme No. 1 entered into an additional £5.5 billion longevity insurance arrangement. The transaction is structured as a pass-through with Scottish Widows as the insurer, and onwards reinsurance to SCOR SE – UK Branch.
At 31 December 2022 the value of scheme assets included £(100) million representing the value of the longevity swaps (after allowing for the impact on the IAS 19 liabilities of the revisions to the base mortality assumptions).
In total the schemes have now hedged around 32 per cent of their longevity risk exposure.
Maturity profile of defined benefit obligation
The following table provides information on the weighted average duration of the defined benefit pension obligation and the distribution and timing of benefit payments:

	2022 Years	2021 Years
Duration of the defined benefit obligation	15	17
Maturity analysis of benefits expected to be paid:

	2022 £m	2021 £m
Within 12 months	1,409	1,352
Between 1 and 2 years	1,464	1,450
Between 2 and 5 years	4,678	4,651
Between 5 and 10 years	8,930	8,993
Between 10 and 15 years	9,296	9,668
Between 15 and 25 years	17,479	18,671
Between 25 and 35 years	12,720	13,846
Between 35 and 45 years	6,138	6,987
In more than 45 years	1,685	2,116
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
During the year ended 31 December 2022 the charge to the income statement in respect of defined contribution schemes was £314 million (2021: £287 million; 2020: £305 million), representing the contributions payable by the employer in accordance with each scheme’s rules.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 27: RETIREMENT BENEFIT OBLIGATIONS (continued)

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
For the principal post-retirement healthcare scheme, the latest actuarial valuation of the liability was carried out at 31 December 2022 by qualified independent actuaries. The principal assumptions used were as set out above, except that the rate of increase in healthcare premiums has been assumed at 6.74 per cent (2021: 6.82 per cent).
Movements in the other post-retirement benefits obligation:

	2022 £m	2021 £m
At 1 January	(103)	(109)
Actuarial gains	68	4
Insurance premiums paid	3	3
Charge for the year	(2)	(2)
Exchange and other adjustments	(1)	1
At 31 December	(35)	(103)
NOTE 28: DEFERRED TAX
The Group’s deferred tax assets and liabilities are as follows:

Statutory position	2022 £m	2021 £m	Tax disclosure	2022 £m	2021 £m
Deferred tax assets	5,857	4,048	Deferred tax assets	7,999	6,377
Deferred tax liabilities	(208)	–	Deferred tax liabilities	(2,350)	(2,329)
Asset at 31 December	5,649	4,048	Asset at 31 December	5,649	4,048
The statutory position reflects the deferred tax assets and liabilities as disclosed in the consolidated balance sheet and takes into account the ability of the Group to net assets and liabilities where there is a legally enforceable right of offset. The tax disclosure of deferred tax assets and liabilities ties to the amounts outlined in the tables below which splits the deferred tax assets and liabilities by type, before such netting.
Movements in deferred tax assets and liabilities (before taking into consideration the offsetting of balances within the same taxing jurisdiction) can be summarised as follows:

Deferred tax assets	Tax losses £m	Property, plant and equipment £m	Provisions £m	Share-based payments £m	Pension liabilities £m	Derivatives £m	Asset revaluations £m	Other temporary differences £m	Total £m
At 1 January 2021	4,054	678	251	27	56	7	28	226	5,327
Credit (charge) to the income statement	964	82	13	(10)	15	30	(28)	(50)	1,016
Credit (charge) to other comprehensive income	–	–	36	–	(2)	–	–	–	34
At 31 December 2021	5,018	760	300	17	69	37	–	176	6,377
Credit (charge) to the income statement	(4)	(237)	114	(3)	(22)	183	8	(66)	(27)
Credit (charge) to other comprehensive income	–	–	(155)	–	–	1,804	–	–	1,649
At 31 December 2022	5,014	523	259	14	47	2,024	8	110	7,999

Deferred tax liabilities		Capitalised software enhancements £m		Acquisition fair value £m	Pension assets £m	Derivatives £m	Asset revaluations[1] £m	Other temporary differences £m	Total £m
At 1 January 2021			(228)	(336)	(392)	(699)	–	(204)	(1,859)
(Charge) credit to the income statement			(47)	(16)	(93)	(65)	2	(115)	(334)
(Charge) credit to other comprehensive income			–	–	(846)	764	(54)	–	(136)
Exchange and other adjustments			–	–	–	–	–	–	–
At 31 December 2021			(275)	(352)	(1,331)	–	(52)	(319)	(2,329)
(Charge) credit to the income statement			117	29	29	(470)	41	(47)	(301)
Credit to other comprehensive income			–	–	283	–	11	–	294
Exchange and other adjustments			–	–	–	–	–	(14)	(14)
At 31 December 2022			(158)	(323)	(1,019)	(470)	–	(380)	(2,350)
1Financial assets at fair value through other comprehensive income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 28: DEFERRED TAX (continued)
At 31 December 2022 the Group carried net deferred tax assets on its balance sheet of £5,857 million (2021: £4,048 million) principally relating to tax losses carried forward.
Estimation of income taxes includes the assessment of recoverability of deferred tax assets. Deferred tax assets are only recognised to the extent that they are considered more likely than not to be recoverable based on existing tax laws and forecasts of future taxable profits against which the underlying tax deductions can be utilised. The Group has recognised a deferred tax asset of £5,014 million (2021: £5,018 million) in respect of trading losses carried forward. Substantially all of these losses have arisen in Bank of Scotland plc and Lloyds Bank plc, and they will be utilised as taxable profits arise in those legal entities in future periods.
The Group’s expectations of future UK taxable profits require management judgement, and take into account the Group’s long-term financial and strategic plans and anticipated future tax-adjusting items. In making this assessment, account is taken of business plans, the Board-approved operating plan and the expected future economic outlook as set out in the strategic report, as well as the risks associated with future regulatory, climate-related and other change, in order to produce a base case forecast of future UK taxable profits. Under current law there is no expiry date for UK trading losses not yet utilised, and given the forecast of future profitability and the Group’s commitment to the UK market, in management’s judgement it is more likely than not that the value of the losses will be recovered by the Group while still operating as a going concern. Banking tax losses that arose before 1 April 2015 can only be used against 25 per cent of taxable profits arising after 1 April 2016, and they cannot be used to reduce the surcharge on banking profits. These restrictions in utilisation mean that the value of the deferred tax asset in respect of tax losses is only expected to be fully recovered by 2036 (2021: 2047) in the base case forecast. The rate of recovery of the Group’s tax loss asset is not a straight line, being affected by the relative profitability of the different legal entities in future periods, and the relative size of their tax losses carried forward. It is expected in the base case that 90 per cent of the value will be recovered by 2032, when Bank of Scotland plc will have utilised all of its available tax losses. It is possible that future tax law changes could materially affect the timing of recovery and the value of these losses ultimately realised by the Group.
Deferred tax not recognised
Deferred tax assets of £147 million (2021: £151 million have not been recognised in respect of £583 million of UK tax losses and other temporary differences which can only be used to offset future capital gains. UK capital losses can be carried forward indefinitely.
No deferred tax has been recognised in respect of foreign trade losses where it is not more likely than not that we will be able to utilise them in future periods. Of the asset not recognised, £53 million (2021: £34 million) relates to losses that will expire if not used within 20 years, and £7 million (2021: £5 million) relates to losses with no expiry date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 29: OTHER PROVISIONS

	Provisions for financial commitments and guarantees £m	Regulatory and legal provisions £m	Other £m	Total £m
At 1 January 2022	194	1,054	685	1,933
Exchange and other adjustments	(1)	16	28	43
Provisions applied	–	(587)	(419)	(1,006)
Charge for the year	111	225	285	621
At 31 December 2022	304	708	579	1,591
Provisions for financial commitments and guarantees
Provisions are recognised for expected credit losses on undrawn loan commitments and financial guarantees. See also note 15.
Regulatory and legal provisions
In the course of its business, the Group is engaged in discussions with the PRA, FCA and other UK and overseas regulators and other governmental authorities on a range of matters. The Group also receives complaints in connection with its past conduct and claims brought by or on behalf of current and former employees, customers, investors and other third parties and is subject to legal proceedings and other actions. Where significant, provisions are held against the costs expected to be incurred in relation to these matters and matters arising from related internal reviews. During the year ended 31 December 2022 the Group charged a further £225 million in respect of legal actions and other regulatory matters and the unutilised balance at 31 December 2022 was £708 million (31 December 2021: £1,054 million). The most significant items are as follows.
HBOS Reading – review
The Group continues to apply the recommendations from Sir Ross Cranston’s review, issued in December 2019, including a reassessment of direct and consequential losses by an independent panel (the Foskett Panel), an extension of debt relief and a wider definition of de facto directors. The Foskett Panel's full scope and methodology was published on 7 July 2020. The Foskett Panel’s stated objective is to consider cases via a non-legalistic and fair process and to make their decisions in a generous, fair and common sense manner, assessing claims against an expanded definition of the fraud and on a lower evidential basis.
Following the emergence of the first outcomes of the Foskett Panel through 2021, the Group charged a further £790 million in the year ended 31 December 2021. This included operational costs in relation to Dame Linda Dobbs's review, which is considering whether the issues relating to HBOS Reading were investigated and appropriately reported by the Group during the period from January 2009 to January 2017, and other programme costs. A significant proportion of the charge related to the estimated future awards from the Foskett Panel. The Foskett Panel had shared outcomes on a limited subset of the total population which covers a wide range of businesses and different claim characteristics. The estimated awards provision recognised at 31 December 2021 was therefore materially dependent on the assumption that the limited number of awards to date were representative of the full population of cases.
In June 2022, the Foskett Panel announced an alternative option, in the form of a fixed sum award which could be accepted as an alternative to participation in the full re-review process, to support earlier resolution of claims for those deemed by the Foskett Panel to be victims of the fraud. Around half the population have now had outcomes via this new process. Extrapolating the Group’s experience to date resulted in an increase to the provision of £50 million in the year (all in the fourth quarter). Notwithstanding the settled claims and the increase in coverage which builds confidence in the full estimated cost, uncertainties remain and the final outcome could be different from the current provision once the re-review is concluded by the Foskett Panel. There is no confirmed timeline for the completion of the Foskett Panel re-review process nor the review by Dame Linda Dobbs. The Group is committed to implementing Sir Ross's recommendations in full.
Payment protection insurance
The Group has incurred costs for PPI over a number of years totalling £21,906 million. The Group continues to challenge PPI litigation cases, with mainly legal fees and operational costs associated with litigation activity recognised within regulatory and legal provisions, including a charge in the fourth quarter. PPI litigation remains inherently uncertain, with a number of key court judgments due to be delivered in 2023.
Other
Following the sale of TSB Banking Group plc, the Group raised a provision of £665 million in relation to various ongoing commitments in respect of the divestment. At 31 December 2022, a provision of £22 million remained unutilised; the Group expects the majority of the remaining provision to be utilised in the next twelve months and the provision to be fully utilised by 31 December 2024.
The Group carries provisions of £112 million (2021: £114 million) in respect of dilapidations, rent reviews and other property-related matters.
Provisions are also made for staff and other costs related to Group restructuring initiatives at the point at which the Group becomes committed to the expenditure; at 31 December 2022 provisions of £108 million (31 December 2021: £187 million) were held.
The Group carries provisions of £86 million (2021: £78 million) for indemnities and other matters relating to legacy business disposals in prior years. Whilst there remains significant uncertainty as to the timing of the utilisation of the provisions, the Group expects the majority of the remaining provisions to have been utilised by 31 December 2026.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 30: SUBORDINATED LIABILITIES
The movement in subordinated liabilities during the year was as follows:

	Preferred securities £m	Undated £m	Dated £m	Total £m
At 1 January 2021	1,772	505	6,965	9,242
Issued during the year[1]:
3.916% Subordinated Fixed Rate Notes 2048 (US$1,500 million)	–	–	1,074	1,074
3.724% Dated Subordinated Fixed Rate Reset Notes 2041 (£500 million)	–	–	888	888
2.754% Dated Subordinated Fixed Rate Reset Notes 2032 (US$1,750 million)	–	–	1,300	1,300
	–	–	3,262	3,262
Repurchases and redemptions during the year[1]:
7.754% Non-cumulative Perpetual Preferred Securities (Class B) (£150 million)	(156)	–	–	(156)
Series 2 (US$500 million)	–	(94)	–	(94)
Series 3 (US$600 million)	–	(120)	–	(120)
Floating Rate Primary Capital Notes (US$250 million)	–	(24)	–	(24)
Series 1 (US$750 million)	–	(97)	–	(97)
9.375% Subordinated Bonds 2021 (£500 million)	–	–	(200)	(200)
5.374% Subordinated Fixed Rate Notes 2021 (€160 million)	–	–	(145)	(145)
4.553% Subordinated Fixed Rate Notes 2021 (US$1,500 million)	–	–	(1,122)	(1,122)
6% Subordinated Notes 2033 (US$750 million)	–	–	(216)	(216)
4.293% Subordinated Fixed Rate Notes 2021 (US$824 million)	–	–	(612)	(612)
4.503% Subordinated Fixed Rate Notes 2021 (US$1,353 million)	–	–	(1,004)	(1,004)
	(156)	(335)	(3,299)	(3,790)
Foreign exchange movements	17	–	(80)	(63)
Other movements (cash and non-cash)[2]	28	–	(21)	7
At 31 December 2021	1,661	170	6,827	8,658
Issued during the year[1]:
8.133% Dated Subordinated Fixed Rate Reset notes 2033 (US$1,000 million)	–	–	837	837
Repurchases and redemptions during the year[1]:
12% Fixed to Floating Rate Perpetual Tier 1 Capital Securities callable 2024 (US$2,000 million)	(1,399)	–	–	(1,399)
13% Sterling Step-up Perpetual Capital Securities callable 2029 (£700 million)	(221)	–	–	(221)
7.281% Perpetual Regulatory Tier One Securities (Series B) (£150 million)	(22)	–	–	(22)
7.881% Guaranteed Non-voting Non-cumulative Preferred Securities (£245 million)	(12)	–	–	(12)
12% Perpetual Subordinated Bonds (£100 million)	–	(22)	–	(22)
5.75% Undated Subordinated Step-up Notes (£600 million)	–	(4)	–	(4)
7.625% Dated Subordinated Notes 2025 (£750 million)	–	–	(502)	(502)
	(1,654)	(26)	(502)	(2,182)
Foreign exchange movements	(6)	–	521	515
Other movements (cash and non-cash)[2]	(1)	2	(1,236)	(1,235)
At 31 December 2022	–	146	6,447	6,593
1Issuances in the year generated cash inflows of £837 million (2021: £3,262 million); the repurchases and redemptions resulted in cash outflows of £2,216 million (2021: £3,745 million).
2    Other movements include cash payments in respect of interest on subordinated liabilities in the year amounted to £397 million (2021: £525 million) offset by the interest expense in respect of subordinated liabilities of £367 million (2021: £634 million).
Certain of the above securities were issued or redeemed under exchange offers, which did not result in an extinguishment of the original financial liability for accounting purposes.
These securities will, in the event of the winding-up of the issuer, be subordinated to the claims of depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities. The subordination of specific subordinated liabilities is determined in respect of the issuer and any guarantors of that liability. The claims of holders of preference shares and preferred securities are generally junior to those of the holders of undated subordinated liabilities, which in turn are junior to the claims of holders of the dated subordinated liabilities. The Group has not had any defaults of principal or interest or other breaches with respect to its subordinated liabilities during 2022 (2021: none).
The Bank has in issue various classes of preference shares which are all classified as liabilities under accounting standards. The rights and obligations attaching to these shares are set out in the Bank’s articles of association.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022

NOTE 31: SHARE CAPITAL
(1)Authorised share capital
As permitted by the Companies Act 2006, the Bank has removed references to authorised share capital from its articles of association.
(2)Issued and fully paid ordinary shares

	2022 Number of shares	2021 Number of shares	2020 Number of shares	2022 £m	2021 £m	2020 £m
Ordinary shares of £1 each
At 1 January	1,574,285,752	1,574,285,752	1,574,285,751	1,574	1,574	1,574
Issued in the year	–	–	1	–	–	–
At 31 December	1,574,285,752	1,574,285,752	1,574,285,752	1,574	1,574	1,574
(3)Share capital and control
There are no limitations on voting rights or restrictions on the transfer of shares in the Bank other than as set out in the articles of association, and certain restrictions which may from time to time be imposed by law and regulations (for example, insider trading laws).
Ordinary shares
The holders of ordinary shares are entitled to receive the Bank’s report and accounts, attend, speak and vote at general meetings and appoint proxies to exercise voting rights. Holders of ordinary shares may also receive a dividend (subject to the provisions of the Bank’s articles of association) and on a winding up may share in the assets of the Bank.
Issued and fully paid preference shares
The Bank has in issue various classes of preference shares which are all classified as liabilities under accounting standards and which are included in note 30.
NOTE 32: SHARE PREMIUM ACCOUNT

	2022 £m	2021 £m	2020 £m
At 1 January and 31 December	600	600	600
NOTE 33: OTHER RESERVES

	2022 £m	2021 £m	2020 £m
Merger reserve[1]	6,348	6,348	6,348
Revaluation reserve in respect of debt securities held at fair value through other comprehensive income	(393)	(362)	(558)
Revaluation reserve in respect of equity shares held at fair value through other comprehensive income	–	–	–
Cash flow hedging reserve	(5,168)	(451)	1,507
Foreign currency translation reserve	(44)	(135)	(116)
At 31 December	743	5,400	7,181
1There has been no movements in this reserve in 2022, 2021 or 2020.
The merger reserve arose on the transfer of HBOS plc from the Bank’s ultimate holding company in January 2010.
The revaluation reserves in respect of debt securities and equity shares held at fair value through other comprehensive income represent the cumulative after-tax unrealised change in the fair value of financial assets so classified since initial recognition; or in the case of financial assets obtained on acquisitions of businesses, since the date of acquisition.
The cash flow hedging reserve represents the cumulative after-tax gains and losses on effective cash flow hedging instruments that will be reclassified to the income statement in the periods in which the hedged item affects profit or loss.
The foreign currency translation reserve represents the cumulative after-tax gains and losses on the translation of foreign operations and exchange differences arising on financial instruments designated as hedges of the Group’s net investment in foreign operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 33: OTHER RESERVES (continued)
Movements in other reserves were as follows:

Revaluation reserve in respect of debt securities held at fair value through other comprehensive income	2022 £m	2021 £m	2020 £m
At 1 January	(362)	(558)	(538)
Change in fair value	(132)	137	46
Deferred tax	34	(44)	29
Current tax	8	–	(2)
	(90)	93	73
Income statement transfers in respect of disposals (note 8)	76	116	(145)
Deferred tax	(23)	(11)	47
	53	105	(98)
Impairment recognised in the income statement	6	(2)	5
At 31 December	(393)	(362)	(558)

Revaluation reserve in respect of equity shares held at fair value through other comprehensive income	2022 £m	2021 £m	2020 £m
At 1 January	–	–	–
Change in fair value	–	–	–
Deferred tax	(1)	1	(16)
	(1)	1	(16)
Realised gains and losses transferred to retained profits	–	–	–
Deferred tax	1	(1)	16
	1	(1)	16
At 31 December	–	–	–

Cash flow hedging reserve	2022 £m	2021 £m	2020 £m
At 1 January	(451)	1,507	1,556
Change in fair value of hedging derivatives	(6,520)	(2,138)	709
Deferred tax	1,803	606	(229)
	(4,717)	(1,532)	480
Net income statement transfers	(1)	(584)	(727)
Deferred tax	1	158	198
	–	(426)	(529)
At 31 December	(5,168)	(451)	1,507

Foreign currency translation reserve	2022 £m	2021 £m	2020 £m
At 1 January	(135)	(116)	(116)
Currency translation differences arising in the year	91	(19)	–
At 31 December	(44)	(135)	(116)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 34: RETAINED PROFITS

	2022 £m	2021 £m	2020 £m
At 1 January	28,836	25,750	24,549
Profit attributable to ordinary shareholders	4,528	4,826	1,023
Post-retirement defined benefit scheme remeasurements	(2,152)	1,062	113
Gains and losses attributable to own credit risk (net of tax)[1]	364	(52)	(55)
Dividends paid (note 36)	–	(2,900)	–
Issue of other equity instruments	–	(1)	–
Repurchases and redemptions of other equity instruments	–	(9)	–
Capital contributions received	221	164	140
Return of capital contributions	(4)	(4)	(4)
Change in non-controlling interests	–	(1)	–
Realised gains and losses on equity shares held at fair value through other comprehensive income	(1)	1	(16)
At 31 December	31,792	28,836	25,750
1During 2020 the Group derecognised, on redemption, financial liabilities on which cumulative fair value movements relating to own credit of £1 million net of tax (2022: £nil; 2021: £nil), had been recognised directly in retained profits.
NOTE 35: OTHER EQUITY INSTRUMENTS

	2022 £m	2021 £m	2020 £m
At 1 January	4,268	5,935	4,865
Issued in the year:
£500 million Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Permanent Write-Down Securities	–	500	–
£750 million Floating Rate Additional Tier 1 Perpetual Subordinated Permanent Write-Down Securities	–	750	–
£300 million Floating Rate Additional Tier 1 Perpetual Subordinated Permanent Write-Down Securities	–	300	–
US$500 million Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Permanent Write-Down Securities	–	–	383
€750 million Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Permanent Write-Down Securities	–	–	687
	–	1,550	1,070
Repurchases and redemptions during the year	–	(3,217)	–
Profit for the year attributable to other equity holders	241	344	417
Distributions on other equity instruments	(241)	(344)	(417)
At 31 December	4,268	4,268	5,935
The principal terms of the AT1 securities are described below:
•The securities rank behind the claims against the Bank of unsubordinated creditors on a winding-up
•The fixed rate reset securities bear a fixed rate of interest until the first call date. After the initial call date, in the event that they are not redeemed, the fixed rate reset AT1 securities will bear interest at rates fixed periodically in advance. The floating rate AT1 securities will be reset quarterly both prior to and following the first call date
•Interest on the securities will be due and payable only at the sole discretion of the Bank and the Bank may at any time elect to cancel any interest payment (or any part thereof) which would otherwise be payable on any interest payment date. There are also certain restrictions on the payment of interest as specified in the terms
•The securities are undated and are repayable, at the option of the Bank, in whole at the first call date, or at any interest payment date thereafter. In addition, the AT1 securities are repayable, at the option of the Bank, in whole for certain regulatory or tax reasons. Any repayments require the prior consent of the PRA
•The securities will be subject to a Permanent Write Down should the Common Equity Tier 1 ratio of the Bank fall below 7.0 per cent
NOTE 36: DIVIDENDS ON ORDINARY SHARES
Dividends paid during the year were as follows:

	2022 £m	2021 £m	2020 £m
Interim dividends	–	2,900	–

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022

NOTE 37: SHARE-BASED PAYMENTS
During the year ended 31 December 2022 Lloyds Banking Group plc operated a number of share-based payment schemes for which employees of the Lloyds Bank Group were eligible and all of which are equity settled. Details of all schemes operated by Lloyds Banking Group are set out below; these are managed and operated on a Lloyds Banking Group-wide basis. The amount charged to the Group’s income statement in respect of Lloyds Banking Group share-based payment schemes, and which is included within staff costs (note 9), was £351 million (2021: £229 million; 2020: £181 million).
During the year ended 31 December 2022 the Lloyds Banking Group operated the following share-based payment schemes, all of which are mainly equity settled.
Group Performance Share plan
The Group operates a Group Performance Share plan that is part equity settled. Bonuses in respect of employee service in 2022 have been recognised in the charge in line with the proportion of the deferral period completed.
Save-As-You-Earn schemes
Eligible employees may enter into contracts through the Save-As-You-Earn (SAYE) schemes to save up to £500 per month and, at the expiry of a fixed term of three years, have the option to use these savings within six months of the expiry of the fixed term to acquire shares in the Group at a discounted price of no less than 90 per cent of the market price at the start of the invitation period.
Movements in the number of share options outstanding under the SAYE schemes are set out below:

	2022		2021
	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)
Outstanding at 1 January	1,180,563,291	30.63	1,120,138,915	30.39
Granted	217,611,519	39.38	236,923,744	39.40
Exercised	(23,359,526)	37.75	(6,924,434)	30.57
Forfeited	(20,961,259)	29.20	(22,815,078)	28.78
Cancelled	(47,687,607)	33.88	(51,479,310)	32.57
Expired	(49,248,343)	46.29	(95,280,546)	49.03
Outstanding at 31 December	1,256,918,075	31.30	1,180,563,291	30.63
Exercisable at 31 December	263,302	47.92	336,561	51.03
The weighted average share price at the time that the options were exercised during 2022 was £0.49 (2021: £0.47). The weighted average remaining contractual life of options outstanding at the end of the year was 1.88 years (2021: 2.46 years).
The weighted average fair value of SAYE options granted during 2022 was £0.07 (2021: £0.09). The fair values of the SAYE options have been determined using a standard Black-Scholes model.
Other share option plans
Executive Share Plans - buyout and retention awards
Share options may be granted to senior employees under the Lloyds Banking Group Executive Share Plan 2003, Lloyds Banking Group Executive Group Ownership Share Plan and the Deferred Bonus Scheme 2021 specifically to facilitate recruitment (to compensate new recruits for any lost share awards), and also to make grants to key individuals for retention purposes. In some instances, grants may be made subject to individual performance conditions.
Participants are not entitled to any dividends paid during the vesting period.

	2022		2021
	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)
Outstanding at 1 January	14,032,762	Nil	8,477,084	Nil
Granted	10,278,224	Nil	13,610,204	Nil
Exercised	(3,333,322)	Nil	(7,110,663)	Nil
Vested	–	Nil	–	Nil
Forfeited	(33,409)	Nil	(385,184)	Nil
Lapsed	(477,784)	Nil	(558,679)	Nil
Outstanding at 31 December	20,466,471	Nil	14,032,762	Nil
Exercisable at 31 December	1,638,202	Nil	708,939	Nil
The weighted average fair value of options granted in the year was £0.44 (2021: £0.42). The fair values of options granted have been determined using a standard Black-Scholes model. The weighted average share price at the time that the options were exercised during 2022 was £0.46 (2021: £0.43). The weighted average remaining contractual life of options outstanding at the end of the year was 6.0 years (2021: 6.3 years).
Included in the above are awards to the Chief Financial Officer and the Group Chief Executive.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 37: SHARE-BASED PAYMENTS (continued)
William Chalmers joined the Group on 3 June 2019 and was appointed as Chief Financial Officer on 1 August 2019. He was granted deferred share awards over 4,086,632 shares, to replace unvested awards from his former employer, Morgan Stanley, that were forfeited as a result of him joining the Group.

	2022 Number of shares	2021 Number of shares
Outstanding at 1 January	686,085	1,810,712
Exercised	(686,085)	(1,124,627)
Outstanding at 31 December	–	686,085
Charlie Nunn joined the Group on 16 August 2021 as Group Chief Executive. He was granted deferred share awards over 8,301,708 shares to replace unvested awards from his former employer, HSBC, that were forfeited as a result of him joining the Group.

	2022 Number of shares	2021 Number of shares
Outstanding at 1 January	7,444,787	–
Granted	–	8,301,708
Exercised	(859,340)	(856,921)
Outstanding at 31 December	6,585,447	7,444,787
The weighted average fair value of awards granted in 2021 was £0.40.
Other share plans
Lloyds Banking Group Executive Group Ownership Share Plan
The plan, introduced in 2006, is aimed at delivering shareholder value by linking the receipt of shares to an improvement in the performance of the Group over a three-year period. Awards are made within limits set by the rules of the plan, with the limits determining the maximum number of shares that can be awarded equating to three times annual salary. In exceptional circumstances this may increase to four times annual salary.
At the end of the performance period for the 2019 grant, the targets had not been fully met and therefore these awards vested in 2022 at a rate of 41.80 per cent.

	2022 Number of shares	2021 Number of shares
Outstanding at 1 January	350,873,627	533,987,527
Granted	–	–
Vested	(50,703,778)	(39,621,415)
Forfeited	(98,741,356)	(144,437,243)
Dividend award	966,016	944,758
Outstanding at 31 December	202,394,509	350,873,627
Awards in respect of the 2020 grant are due to vest in 2023 at a rate of 43.70% per cent. In previous years participants were entitled to any dividends paid in the vesting period. However, following a regulatory change prohibiting the payment of dividends on such awards, the number of shares awarded has been determined by applying a discount factor to the share price on award to exclude the value of estimated future dividends.
Lloyds Banking Group Long Term Share Plan
The plan, introduced in 2021, replaced the Executive Group Ownership Share Plan and is intended to provide alignment to the Group’s aim of delivering sustainable returns to shareholders, supported by its values and behaviours.

	2022 Number of shares	2021 Number of shares
Outstanding at 1 January	77,883,068	–
Granted	108,513,202	83,456,304
Vested	–	–
Forfeited	(14,448,527)	(5,573,236)
Dividend award	–	–
Outstanding at 31 December	171,947,743	77,883,068
The weighted average fair value of awards granted in the year was £0.36 (2021: £0.36).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 37: SHARE-BASED PAYMENTS (continued)
Assumptions at 31 December 2022
The fair value calculations at 31 December 2022 for grants made in the year, using Black-Scholes models and Monte Carlo simulation, are based on the following assumptions:

	SAYE	Executive Share Plans	Long Term Share Plan
Weighted average risk-free interest rate	4.33%	3.20%	1.01%
Weighted average expected life	3.3 years	1.2 years	3.6 years
Weighted average expected volatility	28%	27%	33%
Weighted average expected dividend yield	5.3%	5.3%	5.3%
Weighted average share price	£0.42	£0.47	£0.43
Weighted average exercise price	£0.39	Nil	Nil
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
Share Incentive Plans
Free shares
An award of shares may be made annually to employees up to a maximum of £3,600. The shares awarded are held in trust for a mandatory period of three years on the employee’s behalf, during which period the employee is entitled to any dividends paid on such shares. The award is subject to a non-market based condition. If an employee leaves the Group within this three-year period for other than a ‘good’ reason, all of the shares awarded will be forfeited.
No award was made in 2022.
On 25 March 2021, the Group made an award of 1,017 shares to all eligible employees. The number of shares awarded was 67,658,976, with an average fair value of £0.42 based on the market price at the date of award.
Matching shares
The Group undertakes to match shares purchased by employees up to the value of £45 per month; these matching shares are held in trust for a mandatory period of three years on the employee’s behalf, during which period the employee is entitled to any dividends paid on such shares. The award is subject to a non-market based condition: if an employee leaves within this three-year period for other than a ‘good’ reason, all of the matching shares are forfeited. Similarly, if the employees sell their purchased shares within three years, their matching shares are forfeited.
The number of shares awarded relating to matching shares in 2022 was 43,378,504 (2021: 46,621,026), with an average fair value of £0.45 (2021: £0.44), based on market prices at the date of award.
Fixed share awards
Fixed share awards were introduced in 2014 in order to ensure that total fixed remuneration is commensurate with role and to provide a competitive reward package for certain Lloyds Banking Group employees, with an appropriate balance of fixed and variable remuneration, in line with regulatory requirements. The fixed share awards are delivered in Lloyds Banking Group plc shares, and were initially released over five years with 20 per cent being released each year following the year of award. From June 2020, the fixed share awards are released over three years with one third being released each year following the year of award. The number of shares purchased in relation to fixed share awards in 2022 was 7,261,080 (2021: 8,320,948) with an average fair value of £0.47 (2021: £0.45) based on market prices at the date of the award.
The fixed share award is not subject to any performance conditions, performance adjustment or clawback. On an employee leaving the Group, there is no change to the timeline for which shares will become unrestricted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022

NOTE 38: RELATED PARTY TRANSACTIONS
Key management personnel
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of an entity; the Group’s key management personnel are the members of the Lloyds Banking Group plc Group Executive Committee together with its non-executive directors.
The table below details, on an aggregated basis, key management personnel compensation:

	2022 £m	2021 £m	2020 £m
Compensation
Salaries and other short-term benefits	11	10	12
Post-employment benefits	–	–	–
Share-based payments	14	14	12
Total compensation	25	24	24
The aggregate of the emoluments of the directors was £9.2 million (2021: £10.6 million; 2020: £11.8 million).
Aggregate contributions in respect of key management personnel to defined contribution pension schemes were £nil (2021: £nil; 2020: £nil).
The total for the highest paid director (Charlie Nunn) was £5,160,000 million (2021: Sir António Horta-Osório: £3,117,000; 2020: Juan Colombás: £4,169,000); this did not include any gain on exercise of Lloyds Banking Group plc shares in any year.

	2022 million	2021 million	2020 million
Share options over Lloyds Banking Group plc shares
At 1 January	–	–	–
Granted, including certain adjustments (includes entitlements of appointed key management personnel)	–	–	–
Exercised/lapsed (includes entitlements of former key management personnel)	–	–	–
At 31 December	–	–	–

	2022 million	2021 million	2020 million
Share plans settled in Lloyds Banking Group plc shares
At 1 January	74	117	101
Granted, including certain adjustments (includes entitlements of appointed key management personnel)	29	19	46
Exercised/lapsed (includes entitlements of former key management personnel)	(31)	(62)	(30)
At 31 December	72	74	117
The tables below detail, on an aggregated basis, balances outstanding at the year end and related income and expense, together with information relating to other transactions between the Group and its key management personnel:

	2022 £m	2021 £m	2020 £m
Loans
At 1 January	3	2	2
Advanced (includes loans to appointed key management personnel)	1	1	–
Repayments (includes loans to former key management personnel)	(2)	–	–
At 31 December	2	3	2
The loans are on both a secured and unsecured basis and are expected to be settled in cash. The loans attracted interest rates of between 1.01 per cent and 30.15 per cent in 2022 (2021: 0.39 per cent and 22.93 per cent; 2020: 0.39 per cent and 24.20 per cent).
No provisions have been recognised in respect of loans given to key management personnel (2021 and 2020: £nil).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 38: RELATED PARTY TRANSACTIONS (continued)

	2022 £m	2021 £m	2020 £m
Deposits
At 1 January	11	11	23
Placed (includes deposits of appointed key management personnel)	37	26	26
Withdrawn (includes deposits of former key management personnel)	(38)	(26)	(38)
At 31 December	10	11	11
Deposits placed by key management personnel attracted interest rates of up to 5.0 per cent (2021: 1.0 per cent; 2020: 2.0 per cent).
At 31 December 2022, the Group did not provide any guarantees in respect of key management personnel (2021 and 2020: none).
At 31 December 2022, transactions, arrangements and agreements entered into by the Group and its banking subsidiaries with directors and connected persons included amounts outstanding in respect of loans and credit card transactions of £2.1 thousand with three directors and no connected persons (2021: £0.6 million with five directors and two connected persons; 2020: £0.6 million with five directors and two connected persons).
Balances and transactions with fellow Lloyds Banking Group undertakings
Balances and transactions between members of the Lloyds Bank Group
In accordance with IFRS 10 Consolidated Financial Statements, transactions and balances between the Bank and its subsidiary undertakings, and between those subsidiary undertakings, have all been eliminated on consolidation and thus are not reported as related party transactions of the Group.
Balances and transactions with Lloyds Banking Group plc and fellow subsidiaries of the Bank
The Bank and its subsidiaries have balances due to and from the Bank’s parent company, Lloyds Banking Group plc and fellow subsidiaries of the Bank. These are included on the Group's balance sheet as follows:

	2022 £m	2021 £m
Assets, included within:
Derivative financial instruments	1,120	634
Financial assets at amortised cost: due from fellow Lloyds Banking Group undertakings	816	739
	1,936	1,373
Liabilities, included within:
Due to fellow Lloyds Banking Group undertakings	2,539	1,490
Derivative financial instruments	1,084	939
Debt securities in issue	17,648	17,961
Subordinated liabilities	6,490	5,176
	27,761	25,566
These balances include Lloyds Banking Group plc’s banking arrangements and, due to the size and volume of transactions passing through these accounts, it is neither practical nor meaningful to disclose information on gross inflows and outflows. During 2022 the Group earned £11 million interest income on the above asset balances (2021: £11 million; 2020: £5 million) and the Group incurred £666 million interest expense on the above liability balances (2021: £500 million; 2020: £478 million).
Details of contingent liabilities and commitments entered into on behalf of fellow Lloyds Banking Group undertakings are given in note 39.
Other related party transactions
Pension funds
The Group provides banking services to certain of its pension funds. At 31 December 2022, customer deposits of £155 million (2021: £480 million) related to the Group’s pension funds.
Joint ventures and associates
At 31 December 2022 there were loans and advances to customers of £21 million (2021: £14 million) outstanding and balances within customer deposits of £58 million (2021: £22 million) relating to joint ventures and associates.
During the year the Group paid fees of £5 million (2021: £7 million) to the Lloyds Banking Group's Schroders Personal Wealth joint venture and also made a payment of £18 million (2021: £10 million) under the terms of agreements put in place on the establishment of the joint venture.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 39: CONTINGENT LIABILITIES, COMMITMENTS AND GUARANTEES
Interchange fees
With respect to multi-lateral interchange fees (MIFs), the Lloyds Banking Group is not a party in the ongoing or threatened litigation which involves the card schemes Visa and Mastercard (as described below). However, the Group is a member/licensee of Visa and Mastercard and other card schemes. The litigation in question is as follows:
•Litigation brought by or on behalf of retailers against both Visa and Mastercard in the English Courts, in which retailers are seeking damages on grounds that Visa and Mastercard’s MIFs breached competition law (this includes a judgment of the Supreme Court in June 2020 upholding the Court of Appeal’s finding in 2018 that certain historic interchange arrangements of Mastercard and Visa infringed competition law)
•Litigation brought on behalf of UK consumers in the English Courts against Mastercard
Any impact on the Group of the litigation against Visa and Mastercard remains uncertain at this time, such that it is not practicable for the Group to provide an estimate of any potential financial effect. Insofar as Visa is required to pay damages to retailers for interchange fees set prior to June 2016, contractual arrangements to allocate liability have been agreed between various UK banks (including the Lloyds Banking Group) and Visa Inc, as part of Visa Inc’s acquisition of Visa Europe in 2016. These arrangements cap the maximum amount of liability to which the Lloyds Banking Group may be subject and this cap is set at the cash consideration received by the Lloyds Banking Group for the sale of its stake in Visa Europe to Visa Inc in 2016. In 2016, the Group received Visa preference shares as part of the consideration for the sale of its shares in Visa Europe. A release assessment is carried out by Visa on certain anniversaries of the sale (in line with the Visa Europe sale documentation) and as a result, some Visa preference shares may be converted into Visa Inc Class A common stock. Any such release and any subsequent sale of Visa common stock does not impact the contingent liability.
LIBOR and other trading rates
Certain Lloyds Banking Group companies, together with other panel banks, have been named as defendants in ongoing private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US Dollar, Japanese Yen and Sterling London Interbank Offered Rate and the Australian BBSW reference rate.
Certain Lloyds Banking Group companies are also named as defendants in (i) UK-based claims; and (ii) two Dutch class actions, raising LIBOR manipulation allegations. A number of claims against the Lloyds Banking Group in the UK relating to the alleged mis-sale of interest rate hedging products also include allegations of LIBOR manipulation.
It is currently not possible to predict the scope and ultimate outcome on the Lloyds Banking Group of any private lawsuits or any related challenges to the interpretation or validity of any of the Lloyds Banking Group’s contractual arrangements, including their timing and scale. As such, it is not practicable to provide an estimate of any potential financial effect.
Tax authorities
The Lloyds Banking Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2013, HMRC informed the Lloyds Banking Group that its interpretation of the UK rules means that the group relief is not available. In 2020, HMRC concluded their enquiry into the matter and issued a closure notice. The Lloyds Banking Group’s interpretation of the UK rules has not changed and hence it has appealed to the First Tier Tax Tribunal, with a hearing expected in 2023. If the final determination of the matter by the judicial process is that HMRC’s position is correct, management estimate that this would result in an increase in current tax liabilities of approximately £760 million (including interest) and a reduction in the Group's deferred tax asset of approximately £295 million. The Lloyds Banking Group, having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due.
There are a number of other open matters on which the Group is in discussions with HMRC (including the tax treatment of certain costs arising from the divestment of TSB Banking Group plc), none of which is expected to have a material impact on the financial position of the Group.
Motor commission review
Following the FCA’s Motor Market review, the Group has received a number of complaints, some of which are with the Financial Ombudsman Service, in respect of commission arrangements. It is currently not possible to predict the ultimate outcome of the complaints, including the financial impact or the scope or nature of remediation requirements, if any, or any related challenges to the interpretation or validity of any of the Group’s historical motor commission arrangements.
Other legal actions and regulatory matters
In addition, in the course of its business the Group is subject to other complaints and threatened or actual legal proceedings (including class or group action claims) brought by or on behalf of current or former employees, customers, investors or other third parties, as well as legal and regulatory reviews, challenges, investigations and enforcement actions, which could relate to a number of issues, including financial, environmental or other regulatory matters, both in the UK and overseas. Where material, such matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established based on management’s best estimate of the amount required at the relevant balance sheet date. In some cases it will not be possible to form a view, for example because the facts are unclear or because further time is needed to assess properly the merits of the case, and no provisions are held in relation to such matters. In these circumstances, specific disclosure in relation to a contingent liability will be made where material. However, the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows. Where there is a contingent liability related to an existing provision the relevant disclosures are included within note 29.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 39: CONTINGENT LIABILITIES, COMMITMENTS AND GUARANTEES (continued)
Contingent liabilities, commitments and guarantees arising from the banking business

	2022 £m	2021 £m
Contingent liabilities
Acceptances and endorsements	58	21
Other:
Other items serving as direct credit substitutes	781	433
Performance bonds, including letters of credit, and other transaction-related contingencies	2,061	1,886
	2,842	2,319
Total contingent liabilities	2,900	2,340
The contingent liabilities of the Group arise in the normal course of banking business and it is not practicable to quantify their future financial effect.

	2022 £m	2021 £m
Commitments and guarantees
Forward asset purchases and forward deposits placed	39	60
Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year original maturity:
Mortgage offers made	17,068	17,757
Other commitments and guarantees	74,242	79,830
	91,310	97,587
1 year or over original maturity	36,020	30,037
Total commitments and guarantees	127,369	127,684
Of the amounts shown above in respect of undrawn formal standby facilities, credit lines and other commitments to lend, £57,782 million (2021: £55,690 million) was irrevocable.
Capital commitments
Capital expenditure contracted but not provided for at 31 December 2022 amounted to £1,663 million (2021: £1,034 million). Of this amount, £1,663 million (2021: £1,034 million) related to assets to be leased to customers under operating leases. The Group’s management is confident that future net revenues and funding will be sufficient to cover these commitments.
NOTE 40: STRUCTURED ENTITIES
The Group’s interests in structured entities are consolidated. Details of the Group’s interests in these structured entities are set out in note 25 for securitisations and covered bond vehicles, note 27 for structured entities associated with the Group’s pension schemes, and below.
Asset-backed conduits
In addition to the structured entities discussed in note 25, which are used for securitisation and covered bond programmes, the Group sponsors an active asset-backed conduit, Cancara, which invests in client receivables and debt securities. The total consolidated exposure of Cancara at 31 December 2022 was £2,357 million (2021: £1,745 million), comprising £1,464 million of loans and advances (2021: £889 million), £850 million of debt securities (2021: £780 million) and £43 million of financial assets at fair value through profit or loss (2021: £76 million).
All lending assets and debt securities held by the Group in Cancara are restricted in use, as they are held by the collateral agent for the benefit of the commercial paper investors and the liquidity providers only. The Group provides liquidity facilities to Cancara under terms that are usual and customary for standard lending activities in the normal course of the Group’s banking activities. During 2022 there have continued to be planned drawdowns on certain liquidity facilities for balance sheet management purposes, supporting the programme to provide funding alongside the proceeds of the asset-backed commercial paper issuance. The Group could be asked to provide support under the contractual terms of these arrangements including, for example, if Cancara experienced a shortfall in external funding, which may occur in the event of market disruption.
The external assets in Cancara are consolidated in the Group’s financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 41: FINANCIAL INSTRUMENTS
(1)Measurement basis of financial assets and liabilities
The accounting policies in note 2 describe how different classes of financial instruments are measured, and how income and expenses, including fair value gains and losses, are recognised. The following table analyses the carrying amounts of the financial assets and liabilities by category and by balance sheet heading.

	Derivatives designated as hedging instruments £m	Mandatorily held at fair value through profit or loss		Designated at fair value through profit or loss £m	At fair value through other comprehensive income £m	Held at amortised cost £m	Total £m
		Held for trading £m	Other £m
At 31 December 2022
Financial assets
Cash and balances at central banks	–	–	–	–	–	72,005	72,005
Items in the course of collection from banks	–	–	–	–	–	229	229
Financial assets at fair value through profit or loss	–	–	1,371	–	–	–	1,371
Derivative financial instruments	19	3,838	–	–	–	–	3,857
Loans and advances to banks	–	–	–	–	–	8,363	8,363
Loans and advances to customers	–	–	–	–	–	435,627	435,627
Reverse repurchase agreements	–	–	–	–	–	39,259	39,259
Debt securities	–	–	–	–	–	7,331	7,331
Due from fellow Lloyds Banking Group undertakings	–	–	–	–	–	816	816
Financial assets at amortised cost	–	–	–	–	–	491,396	491,396
Financial assets at fair value through other comprehensive income	–	–	–	–	22,846	–	22,846
Total financial assets	19	3,838	1,371	–	22,846	563,630	591,704
Financial liabilities
Deposits from banks	–	–	–	–	–	4,658	4,658
Customer deposits	–	–	–	–	–	446,172	446,172
Repurchase agreements at amortised cost	–	–	–	–	–	48,590	48,590
Due to fellow Lloyds Banking Group undertakings	–	–	–	–	–	2,539	2,539
Items in course of transmission to banks	–	–	–	–	–	357	357
Financial liabilities at fair value through profit or loss	–	–	–	5,159	–	–	5,159
Derivative financial instruments	506	5,385	–	–	–	–	5,891
Notes in circulation	–	–	–	–	–	1,280	1,280
Debt securities in issue	–	–	–	–	–	49,056	49,056
Other	–	–	–	–	–	1,260	1,260
Subordinated liabilities	–	–	–	–	–	6,593	6,593
Total financial liabilities	506	5,385	–	5,159	–	560,505	571,555

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 41: FINANCIAL INSTRUMENTS (continued)

	Derivatives designated as hedging instruments £m	Mandatorily held at fair value through profit or loss		Designated at fair value through profit or loss £m	At fair value through other comprehensive income £m	Held at amortised cost £m	Total £m
		Held for trading £m	Other £m
At 31 December 2021
Financial assets
Cash and balances at central banks	–	–	–	–	–	54,279	54,279
Items in the course of collection from banks	–	–	–	–	–	147	147
Financial assets at fair value through profit or loss	–	–	1,798	–	–	–	1,798
Derivative financial instruments	55	5,456	–	–	–	–	5,511
Loans and advances to banks	–	–	–	–	–	4,478	4,478
Loans and advances to customers	–	–	–	–	–	430,829	430,829
Reverse repurchase agreements	–	–	–	–	–	49,708	49,708
Debt securities	–	–	–	–	–	4,562	4,562
Due from fellow Lloyds Banking Group undertakings	–	–	–	–	–	739	739
Financial assets at amortised cost	–	–	–	–	–	490,316	490,316
Financial assets at fair value through other comprehensive income	–	–	–	–	27,786	–	27,786
Total financial assets	55	5,456	1,798	–	27,786	544,742	579,837
Financial liabilities
Deposits from banks	–	–	–	–	–	3,363	3,363
Customer deposits	–	–	–	–	–	449,373	449,373
Repurchase agreements at amortised cost	–	–	–	–	–	30,106	30,106
Due to fellow Lloyds Banking Group undertakings	–	–	–	–	–	1,490	1,490
Items in course of transmission to banks	–	–	–	–	–	308	308
Financial liabilities at fair value through profit or loss	–	–	–	6,537	–	–	6,537
Derivative financial instruments	315	4,328	–	–	–	–	4,643
Notes in circulation	–	–	–	–	–	1,321	1,321
Debt securities in issue	–	–	–	–	–	48,724	48,724
Other	–	–	–	–	–	1,411	1,411
Subordinated liabilities	–	–	–	–	–	8,658	8,658
Total financial liabilities	315	4,328	–	6,537	–	544,754	555,934

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 41: FINANCIAL INSTRUMENTS (continued)
(2)Fair value measurement
Fair value is the price that would be received on sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is a measure as at a specific date and may be significantly different from the amount which will actually be paid or received on maturity or settlement date.
Wherever possible, fair values have been calculated using unadjusted quoted market prices in active markets for identical instruments to those held by the Group. Where quoted market prices are not available, or are unreliable because of poor liquidity, fair values have been determined using valuation techniques which, to the extent possible, use market observable inputs, but in some cases use non-market observable inputs. Valuation techniques used include discounted cash flow analysis and pricing models and, where appropriate, comparison to instruments with characteristics similar to those of the instruments held by the Group. The Group measures valuation adjustments for its derivative exposures on the same basis as the derivatives are managed.
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
Fair value information is not provided for items that are not financial instruments or for other assets and liabilities which are not carried at fair value in the Group’s consolidated balance sheet. These items include intangible assets, such as brands and acquired credit card relationships; premises and equipment; and shareholders’ equity. These items are material and accordingly the Group believes that any fair value information presented would not represent the underlying value of the Group.
Valuation control framework
The key elements of the control framework for the valuation of financial instruments include model validation, product implementation review and independent price verification. These functions are carried out by appropriately skilled risk and finance teams, independent of the business area responsible for the products.
Model validation covers both qualitative and quantitative elements relating to new models. In respect of new products, a product implementation review is conducted pre and post-trading. Pre-trade testing ensures that the new model is integrated into the Group’s systems and that the profit and loss and risk reporting are consistent throughout the trade lifecycle. Post-trade testing examines the explanatory power of the implemented model, actively monitoring model parameters and comparing in-house pricing to external sources. Independent price verification procedures cover financial instruments carried at fair value. The frequency of the review is matched to the availability of independent data, monthly being the minimum. Valuation differences in breach of established thresholds are escalated to senior management. The results from independent pricing and valuation reserves are reviewed monthly by senior management.
Formal committees, consisting of senior risk, finance and business management, meet at least quarterly to discuss and approve valuations in more judgemental areas, in particular for unquoted equities, structured credit, over-the-counter options and the credit valuation adjustment (CVA), funding valuation adjustment (FVA) and other valuation adjustments.
Valuation of financial assets and liabilities
Assets and liabilities carried at fair value or for which fair values are disclosed have been classified into three levels according to the quality and reliability of information used to determine the fair values.
Level 1
Level 1 fair value measurements are those derived from unadjusted quoted prices in active markets for identical assets or liabilities. Products classified as level 1 predominantly comprise listed equity shares, treasury bills and other government securities.
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
Level 3
Level 3 portfolios are those where at least one input which could have a significant effect on the instrument’s valuation is not based on observable market data. Such instruments would include any unlisted equity investments which are valued using various valuation techniques that require significant management judgement in determining appropriate assumptions, including earnings multiples and estimated future cash flows. Certain of the Group’s asset-backed securities and derivatives, principally where there is no trading activity in such securities, are also classified as level 3.
Transfers out of the level 3 portfolio arise when inputs that could have a significant impact on the instrument’s valuation become market observable after previously having been non-market observable. In the case of asset-backed securities this can arise if more than one consistent independent source of data becomes available. Conversely, transfers into the portfolio arise when consistent sources of data cease to be available.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 41: FINANCIAL INSTRUMENTS (continued)
(3)Financial assets and liabilities carried at fair value
(A)Financial assets, excluding derivatives
Valuation hierarchy
At 31 December 2022, the Group’s financial assets carried at fair value, excluding derivatives, totalled £24,217 million (2021: £29,584 million). The table below analyses these financial assets by balance sheet classification, asset type and valuation methodology (level 1, 2 or 3, as described on page F-84). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and 2 during the year.

	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
At 31 December 2022
Financial assets at fair value through profit or loss
Loans and advances to customers	–	841	291	1,132
Equity shares	235	–	4	239
Total financial assets at fair value through profit or loss	235	841	295	1,371
Financial assets at fair value through other comprehensive income
Debt securities:
Government securities	10,839	357	–	11,196
Asset-backed securities	–	87	51	138
Corporate and other debt securities	531	10,980	–	11,511
	11,370	11,424	51	22,845
Equity shares	–	–	1	1
Total financial assets at fair value through other comprehensive income	11,370	11,424	52	22,846
Total financial assets carried at fair value, excluding derivatives	11,605	12,265	347	24,217
At 31 December 2021
Financial assets at fair value through profit or loss
Loans and advances to customers	–	1,164	395	1,559
Equity shares	235	–	4	239
Total financial assets at fair value through profit or loss	235	1,164	399	1,798
Financial assets at fair value through other comprehensive income
Debt securities:
Government securities	14,599	–	–	14,599
Asset-backed securities	–	–	55	55
Corporate and other debt securities	640	12,491	–	13,131
	15,239	12,491	55	27,785
Equity shares	–	–	1	1
Total financial assets at fair value through other comprehensive income	15,239	12,491	56	27,786
Total financial assets carried at fair value, excluding derivatives	15,474	13,655	455	29,584

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 41: FINANCIAL INSTRUMENTS (continued)
Movements in level 3 portfolio
The table below analyses movements in level 3 financial assets, excluding derivatives, carried at fair value (recurring measurement).

	2022			2021
	Financial assets at fair value through profit or loss £m	Financial assets at fair value through other comprehensive income £m	Total level 3 assets carried at fair value, excluding derivatives (recurring basis) £m	Financial assets at fair value through profit or loss £m	Financial assets at fair value through other comprehensive income £m	Total level 3 assets carried at fair value, excluding derivatives (recurring basis) £m
At 1 January	399	56	455	1,511	65	1,576
Exchange and other adjustments	–	3	3	2	(2)	–
Losses recognised in the income statement within other income	(20)	(3)	(23)	(72)	–	(72)
Losses recognised in other comprehensive income within the revaluation reserve in respect of financial assets at fair value through other comprehensive income	–	–	–	–	(2)	(2)
Purchases/increases to customer loans	3	–	3	397	–	397
Sales/repayments of customer loans	(87)	(4)	(91)	(794)	(5)	(799)
Transfers into the level 3 portfolio	–	–	–	4	–	4
Transfers out of the level 3 portfolio	–	–	–	(649)	–	(649)
At 31 December	295	52	347	399	56	455
Losses recognised in the income statement, within other income, relating to the change in fair value of those assets held at 31 December	(19)	–	(19)	(60)	–	(60)
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
Where there is limited trading activity in debt securities, the Group uses valuation models, consensus pricing information from third-party pricing services and broker or lead manager quotes to determine an appropriate valuation. Debt securities are classified as level 3 if there is a significant valuation input that cannot be corroborated through market sources or where there are materially inconsistent values for an input. Asset classes classified as level 3 mainly comprise certain collateralised loan obligations and collateralised debt obligations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 41: FINANCIAL INSTRUMENTS (continued)
(B)Financial liabilities, excluding derivatives
Valuation hierarchy
At 31 December 2022, the Group’s financial liabilities carried at fair value, excluding derivatives, comprised its financial liabilities at fair value through profit or loss and totalled £5,159 million (2021: £6,537 million). The table below analyses these financial liabilities by balance sheet classification and valuation methodology (level 1, 2 or 3, as described on page F-84). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and 2 during the year.

	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
At 31 December 2022
Financial liabilities at fair value through profit or loss
Debt securities in issue designated at fair value through profit or loss	–	5,133	26	5,159
Total financial liabilities carried at fair value, excluding derivatives	–	5,133	26	5,159
At 31 December 2021
Financial liabilities at fair value through profit or loss
Debt securities in issue designated at fair value through profit or loss	–	6,504	33	6,537
Total financial liabilities carried at fair value, excluding derivatives	–	6,504	33	6,537
Movements in level 3 portfolio
The table below analyses movements in the level 3 financial liabilities portfolio, excluding derivatives.

	2022 £m	2021 £m
At 1 January	33	45
Gains recognised in the income statement within other income	(3)	(5)
Redemptions	(4)	(7)
At 31 December	26	33
Gains recognised in the income statement, within other income, relating to the change in fair value of those liabilities held at 31 December	(3)	(4)
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
In the year ended 31 December 2022, the own credit adjustment arising from the fair valuation of £5,159 million (2021: £6,537 million) of the Group’s debt securities in issue designated at fair value through profit or loss resulted in a gain of £519 million (2021: loss of £86 million), before tax, recognised in other comprehensive income.
Trading liabilities in respect of securities sold under repurchase agreements
The fair value of these liabilities is determined using discounted cash flow techniques. The discount rates are derived from observable repurchase agreement rate curves specific to the type of security sold under the repurchase agreement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 41: FINANCIAL INSTRUMENTS (continued)
(C)Derivatives
Valuation hierarchy
All of the Group’s derivative assets and liabilities are carried at fair value. At 31 December 2022, such assets totalled £3,857 million (2021: £5,511 million) and liabilities totalled £5,891 million (2021: £4,643 million). The table below analyses these derivative balances by valuation methodology (level 1, 2 or 3, as described on page F-84). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and level 2 during the year.

	2022				2021
	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Derivative assets	–	3,857	–	3,857	–	5,495	16	5,511
Derivative liabilities	–	(5,728)	(163)	(5,891)	–	(4,436)	(207)	(4,643)
Movements in level 3 portfolio
The table below analyses movements in level 3 derivative assets and liabilities carried at fair value.

	2022		2021
	Derivative assets £m	Derivative liabilities £m	Derivative assets £m	Derivative liabilities £m
At 1 January	16	(207)	14	(319)
Gains recognised in the income statement within other income	1	27	2	93
Purchases (additions)	–	(9)	–	–
(Sales) redemptions	–	25	–	19
Transfers out of the level 3 portfolio	(17)	1	–	–
At 31 December	–	(163)	16	(207)
Gains recognised in the income statement, within other income, relating to the change in fair value of those assets or liabilities held at 31 December	–	26	2	69
Valuation methodology for derivatives
Where the Group’s derivative assets and liabilities are not traded on an exchange, they are valued using valuation techniques, including discounted cash flow and options pricing models, as appropriate. The types of derivatives classified as level 2 and the valuation techniques used include:
•Interest rate swaps which are valued using discounted cash flow models; the most significant inputs into those models are interest rate yield curves which are developed from publicly quoted rates
•Foreign exchange derivatives that do not contain options which are priced using rates available from publicly quoted sources
•Credit derivatives which are valued using standard models with observable inputs, except for the items classified as level 3, which are valued using publicly available yield and credit default swap (CDS) curves
•Less complex interest rate and foreign exchange option products which are valued using volatility surfaces developed from publicly available interest rate cap, interest rate swaption and other option volatilities; option volatility skew information is derived from a market standard consensus pricing service. For more complex option products, the Group calibrates its models using observable at-the-money data; where necessary, the Group adjusts for out-of-the-money positions using a market standard consensus pricing service
Complex interest rate and foreign exchange products where inputs to the valuation are significant, material and unobservable are classified as level 3.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 41: FINANCIAL INSTRUMENTS (continued)
Derivative valuation adjustments
Derivative financial instruments which are carried in the balance sheet at fair value are adjusted where appropriate to reflect credit risk, market liquidity and other risks.
(i)Uncollateralised derivative valuation adjustments
The following table summarises the movement on this valuation adjustment account during 2021 and 2022:

	2022 £m	2021 £m
At 1 January	154	242
Income statement credit	(104)	(88)
At 31 December	50	154
Represented by:

	2022 £m	2021 £m
Credit Valuation Adjustment	48	112
Debit Valuation Adjustment	(8)	(4)
Funding Valuation Adjustment	10	46
	50	154
Credit and Debit Valuation Adjustments (CVA and DVA) are applied to the Group’s over-the-counter derivative exposures with counterparties that are not subject to strong interbank collateral arrangements. These exposures largely relate to the provision of risk management solutions for corporate customers within the Commercial Banking division.
A CVA is taken where the Group has a positive future uncollateralised exposure (asset). A DVA is taken where the Group has a negative future uncollateralised exposure (liability). These adjustments reflect interest rates and expectations of counterparty creditworthiness and the Group’s own credit spread respectively.
The CVA is sensitive to:
•The current size of the mark-to-market position on the uncollateralised asset
•Expectations of future market volatility of the underlying asset
•Expectations of counterparty creditworthiness
Market Credit Default Swap (CDS) spreads are used to develop the probability of default for quoted counterparties. For unquoted counterparties, internal credit ratings and market sector CDS curves and recovery rates are used. The loss given default (LGD) is based on market recovery rates and internal credit assessments.
The combination of a one-notch deterioration in the credit rating of derivative counterparties and a ten per cent increase in LGD increases the CVA by £12 million. Current market value is used to estimate the projected exposure for products not supported by the model, which are principally complex interest rate options that are traded in very low volumes. For these, the CVA is calculated on an add-on basis (although no such adjustment was required at 31 December 2022).
The DVA is sensitive to:
•The current size of the mark-to-market position on the uncollateralised liability
•Expectations of future market volatility of the underlying liability
•The Group’s own CDS spread
A one per cent rise in the CDS spread would lead to an increase in the DVA of £13 million.
The risk exposures that are used for the CVA and DVA calculations are strongly influenced by interest rates. Due to the nature of the Group’s business the CVA/DVA exposures tend to be on average the same way around such that the valuation adjustments fall when interest rates rise. A one per cent rise in interest rates would lead to a £21 million fall in the overall valuation adjustment to £19 million. The CVA model used by the Group does not assume any correlation between the level of interest rates and default rates.
The Group has also recognised a Funding Valuation Adjustment to adjust for the net cost of funding uncollateralised derivative positions. This adjustment is calculated on the expected future exposure discounted at a suitable cost of funds. A ten basis points increase in the cost of funds will increase the funding valuation adjustment by £1 million.
(ii)Market liquidity
The Group includes mid to bid-offer valuation adjustments against the expected cost of closing out the net market risk in the Group’s trading positions within a time frame that is consistent with historical trading activity and spreads that the trading desks have accessed historically during the ordinary course of business in normal market conditions.
At 31 December 2022, the Group’s derivative trading business held mid to bid-offer valuation adjustments of £6 million (2021: £12 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 41: FINANCIAL INSTRUMENTS (continued)
(D)Sensitivity of level 3 valuations

			2022			2021
				Effect of reasonably possible alternative assumptions[1]			Effect of reasonably possible alternative assumptions[1]
	Valuation techniques	Significant unobservable inputs[2]	Carrying value £m	Favourable changes £m	Unfavourable changes £m	Carrying value £m	Favourable changes £m	Unfavourable changes £m
Financial assets at fair value through profit or loss
Loans and advances to customers	Discounted cash flows	Interest rate spreads (+/-50bps)[3]	291	25	(23)	395	32	(30)
Equity investments		n/a	4	2	(2)	4	2	(2)
			295			399
Financial assets at fair value through other comprehensive income
Asset-backed securities	Lead manager or broker quote/consensus pricing	n/a	51	4	(4)	55	4	(4)
Equity investments		n/a	1	–	–	1	–	–
			52			56
Derivative financial assets
Interest rate derivatives	Option pricing model	Interest rate volatility (n/a)[4]	–	–	–	16	–	–
Level 3 financial assets carried at fair value			347			471
Financial liabilities at fair value through profit or loss
Securitisation notes	Discounted cash flows	Interest rate spreads (+/-50bps)[5]	26	1	(1)	33	1	(1)
Derivative financial liabilities
Interest rate derivatives	Option pricing model	Interest rate volatility (17%/105%)[6]	13	–	–	31	–	–
Shared appreciation rights	Market values – property valuation	HPI (+/-1%)[7]	150	16	(16)	176	19	(18)
			163			207
Level 3 financial liabilities carried at fair value			189			240
1Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.
2Ranges are shown where appropriate and represent the highest and lowest inputs used in the level 3 valuations.
32021: +/- 50bps
42021: 31%/59%
52021: +/-50bps
62021: 13%/168%
72021: +/-1%
Unobservable inputs
Significant unobservable inputs affecting the valuation of debt securities and derivatives are as follows:
•Interest rates and inflation rates are referenced in some derivatives where the payoff that the holder of the derivative receives depends on the behaviour of those underlying references through time
•Credit spreads represent the premium above the benchmark reference instrument required to compensate for lower credit quality; higher spreads lead to a lower fair value
•Volatility parameters represent key attributes of option behaviour; higher volatilities typically denote a wider range of possible outcomes
Reasonably possible alternative assumptions
Valuation techniques applied to many of the Group’s level 3 instruments often involve the use of two or more inputs whose relationship is interdependent. The calculation of the effect of reasonably possible alternative assumptions included in the table above reflects such relationships.
Debt securities
Reasonably possible alternative assumptions have been determined in respect of the Group’s structured credit investments by flexing credit spreads.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 41: FINANCIAL INSTRUMENTS (continued)
(4)Financial assets and liabilities carried at amortised cost
(A)Financial assets
Valuation hierarchy
The table below analyses the fair values of those financial assets of the Group which are carried at amortised cost by valuation methodology (level 1, 2 or 3, as described on page F-84). Financial assets carried at amortised cost are mainly classified as level 3 due to significant unobservable inputs used in the valuation models. Where inputs are observable, debt securities are classified as level 1 or 2.

	Carrying value £m	Fair value £m	Valuation hierarchy
			Level 1 £m	Level 2 £m	Level 3 £m
At 31 December 2022
Loans and advances to banks	8,363	8,363	–	–	8,363
Loans and advances to customers	435,627	430,980	–	–	430,980
Reverse repurchase agreements	39,259	39,259	–	39,259	–
Debt securities	7,331	7,334	167	7,167	–
Due from fellow Lloyds Banking Group undertakings	816	816	–	–	816
Financial assets at amortised cost	491,396	486,752	167	46,426	440,159
At 31 December 2021
Loans and advances to banks	4,478	4,478	–	–	4,478
Loans and advances to customers	430,829	434,280	–	–	434,280
Reverse repurchase agreements	49,708	49,708	–	49,708	–
Debt securities	4,562	4,615	–	4,615	–
Due from fellow Lloyds Banking Group undertakings	739	739	–	–	739
Financial assets at amortised cost	490,316	493,820	–	54,323	439,497
Valuation methodology
Loans and advances to banks
The carrying value of short-dated loans and advances to banks is assumed to be their fair value. The fair value of loans and advances to banks is estimated by discounting the anticipated cash flows at a market discount rate adjusted for the credit spread of the obligor or, where not observable, the credit spread of borrowers of similar credit quality.
Loans and advances to customers
The Group provides loans and advances to commercial, corporate and personal customers at both fixed and variable rates. Due to their short-term nature, the carrying value of variable rate loans and balances relating to lease financing is assumed to be their fair value.
To determine the fair value of loans and advances to customers, loans are segregated into portfolios of similar characteristics. A number of techniques are used to estimate the fair value of fixed rate lending; these take account of expected credit losses based on historic trends, prevailing market interest rates and expected future cash flows. For retail exposures, fair value is usually estimated by discounting anticipated cash flows (including interest at contractual rates) at market rates for similar loans offered by the Group and other financial institutions. Certain loans secured on residential properties are made at a fixed rate for a limited period, typically two to five years, after which the loans revert to the relevant variable rate. The fair value of such loans is estimated by reference to market rates for similar loans of maturity equal to the remaining fixed interest rate period. The fair value of commercial loans is estimated by discounting anticipated cash flows at a rate which reflects the effects of interest rate changes, adjusted for changes in credit risk.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 41: FINANCIAL INSTRUMENTS (continued)
(B)Financial liabilities
Valuation hierarchy
The table below analyses the fair values of those financial liabilities of the Group which are carried at amortised cost by valuation methodology (level 1, 2 or 3, as described on page F-84).

	Carrying value £m	Fair value £m	Valuation hierarchy
			Level 1 £m	Level 2 £m	Level 3 £m
At 31 December 2022
Deposits from banks	4,658	4,660	–	4,660	–
Customer deposits	446,172	445,916	–	445,916	–
Repurchase agreements at amortised cost	48,590	48,590	–	48,590	–
Due to fellow Lloyds Banking Group undertakings	2,539	2,539	–	2,539	–
Debt securities in issue	49,056	48,818	–	48,818	–
Subordinated liabilities	6,593	6,760	–	6,760	–
At 31 December 2021
Deposits from banks	3,363	3,364	–	3,364	–
Customer deposits	449,373	449,455	–	449,455	–
Repurchase agreements at amortised cost	30,106	30,106	–	30,106	–
Due to fellow Lloyds Banking Group undertakings	1,490	1,490	–	1,490	–
Debt securities in issue	48,724	50,683	–	50,683	–
Subordinated liabilities	8,658	9,363	–	9,363	–
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
Debt securities in issue
The fair value of short-term debt securities in issue is approximately equal to their carrying value. Fair value for other debt securities in issue is calculated based on quoted market prices where available. Where quoted market prices are not available, fair value is estimated using discounted cash flow techniques at a rate which reflects market rates of interest and the Group’s own credit spread.
Subordinated liabilities
The fair value of subordinated liabilities is determined by reference to quoted market prices where available or by reference to quoted market prices of similar instruments. Subordinated liabilities are classified as level 2, since the inputs used to determine their fair value are largely observable.
(5)Reclassifications of financial assets
There have been no reclassifications of financial assets in 2021 or 2022.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 42: TRANSFERS OF FINANCIAL ASSETS
There were no significant transferred financial assets which were derecognised in their entirety, but with ongoing exposure. Details of transferred financial assets that continue to be recognised in full are as follows.
The Group enters into repurchase and securities lending transactions in the normal course of business that do not result in derecognition of the financial assets as substantially all of the risks and rewards, including credit, interest rate, prepayment and other price risks are retained by the Group. In all cases, the transferee has the right to sell or repledge the assets concerned.
As set out in note 25, included within financial assets measured at amortised cost are loans transferred under the Group’s securitisation and covered bond programmes. As the Group retains all or a majority of the risks and rewards associated with these loans, including credit, interest rate, prepayment and liquidity risk, they remain on the Group’s balance sheet. Assets transferred into the Group’s securitisation and covered bond programmes are not available to be used by the Group while the assets are within the programmes. However, the Group retains the right to remove loans from the covered bond programmes where they are in excess of the programme’s requirements. In addition, where the Group has retained some of the notes issued by securitisation and covered bond programmes, the Group has the ability to sell or pledge these retained notes.
The table below sets out the carrying values of the transferred assets and the associated liabilities. For repurchase and securities lending transactions, the associated liabilities represent the Group’s obligation to repurchase the transferred assets. For securitisation programmes, the associated liabilities represent the external notes in issue (note 25). The liabilities shown in the table below have recourse to the transferred assets.

	2022		2021
	Carrying value of transferred assets £m	Carrying value of associated liabilities £m	Carrying value of transferred assets £m	Carrying value of associated liabilities £m
Repurchase and securities lending transactions
Financial assets at fair value through other comprehensive income	11,801	6,571	7,706	5,039
Securitisation programmes
Financial assets at amortised cost:
Loans and advances to customers[1]	28,981	2,806	30,965	3,705
1The carrying value of associated liabilities excludes securitisation notes held by the Group of £21,887 million (31 December 2021: £23,521 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 43: OFFSETTING OF FINANCIAL ASSETS AND LIABILITIES
The following information relates to financial assets and liabilities which have been offset in the balance sheet and those which have not been offset but for which the Group has enforceable master netting agreements or collateral arrangements in place with counterparties.

				Related amounts where set off in the balance sheet not permitted[1]		Potential net amounts if offset of related amounts permitted £m
	Gross amounts of assets and liabilities[2] £m	Amount offset in the balance sheet[3] £m	Net amounts presented in the balance sheet £m	Cash collateral received/ pledged £m	Non-cash collateral received/ pledged £m
At 31 December 2022
Financial assets
Financial assets at fair value through profit or loss	1,371	–	1,371	–	–	1,371
Derivative financial instruments	55,541	(51,684)	3,857	(767)	(2,983)	107
Financial assets at amortised cost:
Loans and advances to banks	8,363	–	8,363	(1,147)	–	7,216
Loans and advances to customers	438,957	(3,330)	435,627	(308)	(2,171)	433,148
Reverse repurchase agreements	49,694	(10,435)	39,259	–	(39,259)	–
Debt securities	7,331	–	7,331	–	–	7,331
	504,345	(13,765)	490,580	(1,455)	(41,430)	447,695
Financial assets at fair value through other comprehensive income	22,846	–	22,846	–	(6,393)	16,453
Financial liabilities
Deposits from banks	4,658	–	4,658	(626)	–	4,032
Customer deposits	447,096	(924)	446,172	(141)	(2,171)	443,860
Repurchase agreements at amortised cost	59,025	(10,435)	48,590	–	(48,590)	–
Financial liabilities at fair value through profit or loss	5,159	–	5,159	–	–	5,159
Derivative financial instruments	59,981	(54,090)	5,891	(1,455)	(3,988)	448

				Related amounts where set off in the balance sheet not permitted[1]		Potential net amounts if offset of related amounts permitted £m
	Gross amounts of assets and liabilities[2] £m	Amount offset in the balance sheet[3] £m	Net amounts presented in the balance sheet £m	Cash collateral received/ pledged £m	Non-cash collateral received/ pledged £m
At 31 December 2021
Financial assets
Financial assets at fair value through profit or loss	1,798	–	1,798	–	(35)	1,763
Derivative financial instruments	33,665	(28,154)	5,511	(1,621)	(2,733)	1,157
Financial assets at amortised cost:
Loans and advances to banks	4,478	–	4,478	(350)	–	4,128
Loans and advances to customers	431,994	(1,165)	430,829	(102)	(1,506)	429,221
Reverse repurchase agreements	59,645	(9,937)	49,708	–	(49,708)	–
Debt securities	4,562	–	4,562	–	(267)	4,295
	500,679	(11,102)	489,577	(452)	(51,481)	437,644
Financial assets at fair value through other comprehensive income	27,786	–	27,786	–	(4,981)	22,805
Financial liabilities
Deposits from banks	3,363	–	3,363	(1,404)	–	1,959
Customer deposits	450,538	(1,165)	449,373	(217)	(1,506)	447,650
Repurchase agreements at amortised cost	40,043	(9,937)	30,106	–	(30,106)	–
Financial liabilities at fair value through profit or loss	6,537	–	6,537	–	–	6,537
Derivative financial instruments	32,797	(28,154)	4,643	(452)	(4,191)	–
1    The Group enters into derivatives and repurchase and reverse repurchase agreements with various counterparties which are governed by industry standard master netting agreements. The Group holds and provides cash and securities collateral in respective of derivative transactions covered by these agreements. The right to set off balances under these master netting agreements or to set off cash and securities collateral only arises in the event of non-payment or default and, as a result, these arrangements do not qualify for offsetting under IAS 32.
2    Net of impairment allowances.
3    The amounts offset in the balance sheet as shown above mainly represent derivatives and repurchase agreements with central clearing houses which meet the criteria for offsetting under IAS 32.
The effects of over-collateralisation have not been taken into account in the above table.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022

NOTE 44: FINANCIAL RISK MANAGEMENT
Financial instruments are fundamental to the Group’s activities and, as a consequence, the risks associated with financial instruments represent a significant component of the risks faced by the Group.
The primary risks affecting the Group through its use of financial instruments are: market risk, which includes interest rate risk and foreign exchange risk; credit risk; liquidity risk and capital risk. The following disclosures provide quantitative and qualitative information about the Group's exposure to these risks.
Market risk
(A)Interest rate risk
Interest rate risk arises from the different repricing characteristics of the Group's assets and liabilities. Liabilities are generally insensitive to interest rate movements, for example interest free or very low interest customer deposits, or are sensitive to interest rate changes but bear rates which may be varied at the Group’s discretion and that for competitive reasons generally reflect changes in the UK Bank Rate, set by the Bank of England. The rates on the remaining liabilities are contractually fixed for their term to maturity.
Many banking assets are sensitive to interest rate movements; there is a large volume of managed rate assets such as variable rate mortgages which may be considered as a natural offset to the interest rate risk arising from the managed rate liabilities. However, a significant proportion of the Group’s lending assets, for example many personal loans and mortgages, bear interest rates which are contractually fixed. Interest rate sensitivity analysis relating to the Group's banking activities is set out in the tables marked audited on page 71.
The Group’s risk management policy is to optimise reward while managing its market risk exposures within the risk appetite defined by the Board. The largest residual risk exposure arises from balances that are deemed to be insensitive to changes in market rates (including current accounts, a portion of variable rate deposits and investable equity), and is managed through the Group’s structural hedge. The structural hedge consists of longer-term fixed rate assets or interest rate swaps and the amount and duration of the hedging activity is reviewed regularly by the Lloyds Banking Group Asset and Liability Committee.
The Group establishes hedge accounting relationships for interest rate risk (including components) using cash flow hedges and fair value hedges. The Group is exposed to cash flow interest rate risk on its variable rate loans and deposits together with its floating rate subordinated debt. The derivatives used to manage the structural hedge may be designated into cash flow hedges to manage income statement volatility. The economic items related to the structural hedge, for example current accounts, are not eligible hedged items under IAS 39 for inclusion into accounting hedge relationships. The Group is exposed to fair value interest rate risk on its fixed rate customer loans, its fixed rate customer deposits and the majority of its subordinated debt, and to cash flow interest rate risk on its variable rate loans and deposits together with its floating rate subordinated debt. The Group applies netting between similar risks before applying hedge accounting.
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
At 31 December 2022 the aggregate notional principal of interest rate and other swaps (predominantly interest rate) designated as fair value hedges was £128,153 million (2021: £147,724 million) with a net fair value liability of £488 million (2021: liability of £266 million) (note 14). The gains on the hedging instruments were £3,106 million (2021: gains of £1,885 million).The losses on the hedged items attributable to the hedged risk were £3,127 million (2021: losses of £1,690 million). The gains and losses relating to the fair value hedges are recorded in net trading income.
The notional principal of the interest rate swaps designated as cash flow hedges at 31 December 2022 was £235,916 million (2021: £97,942 million) with a net fair value liability of £nil (2021: £nil) (note 14). In 2022, ineffectiveness recognised in the income statement that arises from cash flow hedges was a loss of £6 million (2021: loss of £58 million).
Interest rate benchmark reform
The Group continues to manage the transition to alternative benchmark rates under its Group-wide IBOR transition programme. The Group has transitioned substantially all of its non-USD LIBOR products and continues to work with customers to transition a small number of remaining contracts that either have yet to transition or have defaulted to the relevant synthetic LIBOR benchmark in the interim. USD LIBOR transition is expected to complete by 30 June 2023.
While the volume of outstanding transactions impacted by IBOR benchmark reforms continues to reduce, the Group does not expect material changes to its risk management approach.
The material risks identified include the following:
Conduct and litigation risk. The Group may be exposed to conduct and litigation charges as a direct result of inappropriate or negligent actions taken during IBOR transition resulting in detriment to the customer. The Group is working closely with its counterparties to avoid this outcome.
Market risk. IBOR transition is expected to lead to changes in the Group’s market risk profile which will continue to be monitored and managed within the appropriate risk appetites. The key change is expected to be on the management of basis risk profile during the period when alternative benchmark rates are referenced in contracts up to the cessation of the in-scope IBOR index.
Credit risk. Clients may wish to renegotiate the terms of existing transactions as a consequence of IBOR reform. This could lead to a change in the credit risk exposure of the client depending on the outcome of the negotiations. The Group will continue to monitor and manage changes within the appropriate risk appetites.
Accounting risk. If IBOR transition is finalised in a manner that does not permit the application of the reliefs introduced in the IFRS Phase 2 amendments, the financial instrument may be required to be derecognised and a new instrument recognised. In addition, where instruments used in hedge accounting relationships are transitioned either at different times or to different benchmarks, this may result in additional volatility to the income statement either through hedge accounting ineffectiveness or failure of the hedge accounting relationships.
Operational risk. Additional operational risks may arise due to the IBOR transition programme impacting all businesses and functions within the Group and leading to the implementation of changes to technology, operations, client communication and the valuation of in-scope financial instruments.
The majority of the Group’s USD LIBOR exposures are expected to transition through industry-led transition programmes managed by the London Clearing House, or through the International Swaps and Derivatives Association (ISDA) protocol. Other contracts (primarily loans) maturing after June 2023 are being managed through the Group’s existing processes, either transitioning to an alternative benchmark rate or allowed to fallback under existing contract protocols or through US legislation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 44: FINANCIAL RISK MANAGEMENT (continued)
At 31 December 2022, the Group had the following significant exposures impacted by interest rate benchmark reform which had yet to transition to the replacement benchmark rate:

	At 31 December 2022				At 31 December 2021
	GBP LIBOR £m	USD LIBOR £m	Other[1] £m	Total £m	GBP LIBOR £m	USD LIBOR £m	Other £m	Total £m
Non-derivative financial assets
Financial assets at fair value through profit or loss	–	–	–	–	131	172	–	303
Loans and advances to banks	–	67	–	67	–	3,252	–	3,252
Loans and advances to customers	760	670	2	1,432	3,419	2,549	–	5,968
Financial assets at amortised cost	760	737	2	1,499	3,419	5,801	–	9,220
	760	737	2	1,499	3,550	5,973	–	9,523
Non-derivative financial liabilities
Financial liabilities at fair value through profit or loss	–	100	–	100	–	100	3	103
Debt securities in issue[2]	–	1,216	310	1,526	–	3,548	26	3,574
	–	1,316	310	1,626	–	3,648	29	3,677
Derivative notional/contract amount
Interest rate	242	96,795	653	97,690	4,271	120,797	–	125,068
Cross currency	–	14,414	921	15,335	–	22,663	–	22,663
	242	111,209	1,574	113,025	4,271	143,460	–	147,731
1    Balances within Other include Canadian Dollar Offered Rate for which a cessation announcement, effective after 28 June 2024, was published on 16 May 2022.
2    Includes capital related issuances of £3,494 million held by Lloyds Banking Group plc.
As at 31 December 2022, the IBOR balances in the above table relate to contracts that have not transitioned to an alternative benchmark rate. In the case of Sterling LIBOR, these are contracts that have cash flows determined on a synthetic LIBOR basis.
Of the £111,209 million of USD derivative notional balances as at 31 December 2022, £19,208 million relate to contracts with their final LIBOR fixing prior to LIBOR cessation and £70,764 million relate to contracts settled through the London Clearing House. Of the remaining £21,237 million, £21,229 million are fallback-eligible.
In respect of the Group’s hedge accounting relationships, for the purposes of determining whether:
•A forecast transaction is highly probable
•Hedged future cash flows are expected to occur
•A hedge is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk
•An accounting hedging relationship should be discontinued because of a failure of the retrospective effectiveness test the Group considers the interest rate benchmark, on which the hedged risk or the cash flows of the hedged item or hedging instrument are based is not altered by uncertainties resulting from interest rate benchmark reform.
By 31 December 2022, the Group had transitioned its Sterling, Euro, Japanese Yen and Swiss Franc LIBOR hedge accounting models to risk-free rates. The Group plans to complete the transition of its USD LIBOR hedge accounting models ahead of the 30 June 2023 cessation date.
The Group’s most significant remaining IBOR hedge accounting relationship in relation to benchmark reform is USD LIBOR, of which:
•The notional amount of the hedged items that the Group has designated into cash flow hedge relationships that is directly affected by the interest rate benchmark reform is £884 million (2021: £2,001 million). These are principally loans and advances to customers in Commercial Banking.
•The interest rate benchmark reforms also affect assets and liabilities designated in fair value hedges. At 31 December 2022 these assets had a notional value of £1,864 million and liabilities had a notional value of £6,760 million. At 31 December 2021, such assets had a notional value of £3,370 million and liabilities had a notional amount of £9,094 million. These fair value hedges principally relate to debt securities in issue.
•At 31 December 2022, the notional amount of the hedging instruments in hedging relationships to which these amendments apply was £10,529 million, of which £9,587 million relates to fair value hedges and £942 million relates to cash flow hedges. At 31 December 2021, the notional amount of the hedging instruments in hedging relationships to which these amendments applied was £17,954 million, of which £15,952 million related to fair value hedges and £2,002 million related to cash flow hedges.
(B)Foreign exchange risk
The corporate and retail businesses incur foreign exchange risk in the course of providing services to their customers. All non-structural foreign exchange exposures in the non-trading book are managed centrally within allocated exposure limits. Trading book exposures in the authorised trading centres are allocated exposure limits. The limits are monitored daily by the local centres and reported to the market and liquidity risk function in London.
The Group manages foreign currency accounting exposure via cash flow hedge accounting, utilising currency swaps and forward foreign exchange trades.
Risk arises from the Group’s investments in its overseas operations. The Group’s structural foreign currency exposure is represented by the net asset value of the foreign currency equity and subordinated debt investments in its subsidiaries and branches. Gains or losses on structural foreign currency exposures are taken to reserves. The Group ceased all hedge accounting of the currency translation risk of the net investment in foreign operations in 2018.
The Group has overseas operations in Europe. Structural foreign currency exposures in respect of operations with a Euro functional currency are £1,817 million (2021: £115 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 44: FINANCIAL RISK MANAGEMENT (continued)
Credit risk
The Group’s credit risk exposure arises in respect of the instruments below and predominantly in the United Kingdom. Credit risk appetite is set at Board level and is described and reported through a suite of metrics devised from a combination of accounting and credit portfolio performance measures, which include the use of various credit risk rating systems as inputs and assess credit risk at a counterparty level using three components: (i) the probability of default by the counterparty on its contractual obligations; (ii) the current exposures to the counterparty and their likely future development, from which the Group derives the exposure at default; and (iii) the likely loss ratio on the defaulted obligations, the loss given default. The Group uses a range of approaches to mitigate credit risk, including internal control policies, obtaining collateral, using master netting agreements and other credit risk transfers, such as asset sales and credit derivatives based transactions.
(A)Maximum credit exposure
The maximum credit risk exposure of the Group in the event of other parties failing to perform their obligations is detailed below. No account is taken of any collateral held and the maximum exposure to loss is considered to be the balance sheet carrying amount or, for non-derivative off-balance sheet transactions and financial guarantees, their contractual nominal amounts.

	2022			2021
	Maximum exposure £m	Offset[1] £m	Net exposure £m	Maximum exposure £m	Offset[1] £m	Net exposure £m
Financial assets at fair value through profit or loss[2]	1,132	–	1,132	1,559	–	1,559
Derivative financial instruments	3,857	(1,811)	2,046	5,511	(2,369)	3,142
Financial assets at amortised cost, net[3]:
Loans and advances to banks, net[3]	8,363	–	8,363	4,478	–	4,478
Loans and advances to customers, net[3]	435,627	(2,171)	433,456	430,829	(1,506)	429,323
Reverse repurchase agreements, net[3]	39,259	–	39,259	49,708	–	49,708
Debt securities, net[3]	7,331	–	7,331	4,562	–	4,562
	490,580	(2,171)	488,409	489,577	(1,506)	488,071
Financial assets at fair value through other comprehensive income[2]	22,845	–	22,845	27,785	–	27,785
Off-balance sheet items:
Acceptances and endorsements	58	–	58	21	–	21
Other items serving as direct credit substitutes	781	–	781	433	–	433
Performance bonds, including letters of credit, and other transaction-related contingencies	2,061	–	2,061	1,886	–	1,886
Irrevocable commitments and guarantees	57,782	–	57,782	55,690	–	55,690
	60,682	–	60,682	58,030	–	58,030
	579,096	(3,982)	575,114	582,462	(3,875)	578,587
1Offset items comprise deposit amounts available for offset, and amounts available for offset under master netting arrangements, that do not meet the criteria under IAS 32 to enable loans and advances and derivative assets respectively to be presented net of these balances in the financial statements.
2Excluding equity shares.
3Amounts shown net of related impairment allowances.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 44: FINANCIAL RISK MANAGEMENT (continued)
(B)Concentrations of exposure
The Group’s management of concentration risk includes single name, industry sector and country limits as well as controls over the Group’s overall exposure to certain products. As part of its credit risk policy, the Group considers sustainability risk (which incorporates Environmental (including climate), Social and Governance) in the assessment of Commercial Banking facilities.
At 31 December 2022 the most significant concentrations of exposure were in mortgages (comprising 73 per cent of total loans and advances to customers) and to financial, business and other services (comprising 5 per cent of the total).

	2022 £m	2021 £m
Agriculture, forestry and fishing	7,447	7,728
Energy and water supply	2,515	1,962
Manufacturing	3,311	3,505
Construction	4,057	4,325
Transport, distribution and hotels	13,062	13,367
Postal and telecommunications	2,409	1,857
Property companies	20,866	23,156
Financial, business and other services	21,281	19,137
Personal:
Mortgages[1]	322,480	318,422
Other	26,099	24,546
Lease financing	625	843
Hire purchase	15,950	15,785
Total loans and advances to customers before allowance for impairment losses	440,102	434,633
Allowance for impairment losses (note 15)	(4,475)	(3,804)
Total loans and advances to customers	435,627	430,829
1Includes both UK and overseas mortgage balances.
The Group’s operations are predominantly UK-based and as a result an analysis of credit risk exposures by geographical region is not provided.
(C)Credit quality of assets
Loans and advances
The analysis of lending has been prepared based on the division in which the asset is held; with the business segment in which the exposure is recorded reflected in the ratings system applied. The internal credit ratings systems used by the Group differ between Retail and Commercial, reflecting the characteristics of these exposures and the way that they are managed internally; these credit ratings are set out below. All probabilities of default (PDs) include forward-looking information and are based on 12-month values, with the exception of credit-impaired.

Retail		Commercial
Quality classification	IFRS 9 PD range	Quality classification	IFRS 9 PD range
RMS 1–3	0.00–0.80%	CMS 1–5	0.000–0.100%
RMS 4–6	0.81–4.50%	CMS 6–10	0.101–0.500%
RMS 7–9	4.51–14.00%	CMS 11–14	0.501–3.000%
RMS 10	14.01–20.00%	CMS 15–18	3.001–20.000%
RMS 11–13	20.01–99.99%	CMS 19	20.001–99.999%
RMS 14	100.00%	CMS 20–23	100.000%
Stage 3 assets include balances of £577 million (2021: £511 million) (with outstanding amounts due of £1,360 million (2021: £1,279 million)) which have been subject to a partial write-off and where the Group continues to enforce recovery action.
Stage 2 and Stage 3 assets with a carrying amount of £126 million (2021: £1,540 million) were modified during the year. No material gain or loss was recognised by the Group.
As at 31 December 2022 assets that had been previously modified while classified as Stage 2 or Stage 3 and were classified as Stage 1 amounted to £5,279 million (2021: £6,657 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 44: FINANCIAL RISK MANAGEMENT (continued)

	Drawn exposures					Expected credit loss allowance
Gross drawn exposures and expected credit loss allowance	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
At 31 December 2022
Loans and advances to banks
CMS 1–5	1,093	–	–	–	1,093	–	–	–	–	–
CMS 6–10	7,263	–	–	–	7,263	9	–	–	–	9
CMS 11–14	13	3	–	–	16	–	–	–	–	–
CMS 15–18	–	–	–	–	–	–	–	–	–	–
CMS 19	–	–	–	–	–	–	–	–	–	–
CMS 20–23	–	–	–	–	–	–	–	–	–	–
	8,369	3	–	–	8,372	9	–	–	–	9
Loans and advances to customers
Retail – UK mortgages
RMS 1–3	250,937	24,844	–	–	275,781	81	180	–	–	261
RMS 4–6	6,557	11,388	–	–	17,945	10	140	–	–	150
RMS 7–9	23	2,443	–	–	2,466	–	72	–	–	72
RMS 10	–	734	–	–	734	–	24	–	–	24
RMS 11–13	–	2,374	–	–	2,374	–	136	–	–	136
RMS 14	–	–	3,416	9,622	13,038	–	–	311	253	564
	257,517	41,783	3,416	9,622	312,338	91	552	311	253	1,207
Retail – credit cards
RMS 1–3	3,587	5	–	–	3,592	7	–	–	–	7
RMS 4–6	6,497	1,441	–	–	7,938	66	70	–	–	136
RMS 7–9	1,332	1,246	–	–	2,578	47	167	–	–	214
RMS 10	–	227	–	–	227	–	52	–	–	52
RMS 11–13	–	368	–	–	368	–	144	–	–	144
RMS 14	–	–	289	–	289	–	–	113	–	113
	11,416	3,287	289	–	14,992	120	433	113	–	666
Retail – loans and overdrafts
RMS 1–3	659	1	–	–	660	2	–	–	–	2
RMS 4–6	5,902	451	–	–	6,353	90	24	–	–	114
RMS 7–9	1,724	657	–	–	2,381	69	83	–	–	152
RMS 10	53	199	–	–	252	5	45	–	–	50
RMS 11–13	19	405	–	–	424	3	163	–	–	166
RMS 14	–	–	247	–	247	–	–	126	–	126
	8,357	1,713	247	–	10,317	169	315	126	–	610
Retail – UK Motor Finance
RMS 1–3	8,969	743	–	–	9,712	66	9	–	–	75
RMS 4–6	2,778	930	–	–	3,708	25	20	–	–	45
RMS 7–9	425	325	–	–	750	2	13	–	–	15
RMS 10	–	99	–	–	99	–	8	–	–	8
RMS 11–13	2	148	–	–	150	–	26	–	–	26
RMS 14	–	–	154	–	154	–	–	81	–	81
	12,174	2,245	154	–	14,573	93	76	81	–	250
Retail – other
RMS 1–3	12,588	328	–	–	12,916	9	4	–	–	13
RMS 4–6	1,311	213	–	–	1,524	4	11	–	–	15
RMS 7–9	–	90	–	–	90	–	3	–	–	3
RMS 10	–	5	–	–	5	–	–	–	–	–
RMS 11–13	91	7	–	–	98	–	–	–	–	–
RMS 14	–	–	157	–	157	–	–	52	–	52
	13,990	643	157	–	14,790	13	18	52	–	83
Total Retail	303,454	49,671	4,263	9,622	367,010	486	1,394	683	253	2,816

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 44: FINANCIAL RISK MANAGEMENT (continued)

	Drawn exposures					Expected credit loss allowance
Gross drawn exposures and expected credit loss allowance (continued)	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
At 31 December 2022
Commercial Banking
CMS 1–5	11,906	14	–	–	11,920	2	–	–	–	2
CMS 6–10	16,689	293	–	–	16,982	21	2	–	–	23
CMS 11–14	30,646	4,963	–	–	35,609	123	83	–	–	206
CMS 15–18	3,257	4,352	–	–	7,609	46	239	–	–	285
CMS 19	12	810	–	–	822	–	74	–	–	74
CMS 20–23	–	–	3,348	–	3,348	–	–	1,069	–	1,069
	62,510	10,432	3,348	–	76,290	192	398	1,069	–	1,659
Other[1]	(3,198)	–	–	–	(3,198)	–	–	–	–	–
Total loans and advances to customers	362,766	60,103	7,611	9,622	440,102	678	1,792	1,752	253	4,475

In respect of:
Retail	303,454	49,671	4,263	9,622	367,010	486	1,394	683	253	2,816
Commercial Banking	62,510	10,432	3,348	–	76,290	192	398	1,069	–	1,659
Other[1]	(3,198)	–	–	–	(3,198)	–	–	–	–	–
Total loans and advances to customers	362,766	60,103	7,611	9,622	440,102	678	1,792	1,752	253	4,475
1Includes centralised fair value hedge accounting adjustments.

Reverse repurchase agreements
Banks
CMS 1–5	3,292	–	–	–	3,292	–	–	–	–	–
CMS 6–10	258	–	–	–	258	–	–	–	–	–
CMS 11–14	–	–	–	–	–	–	–	–	–	–
CMS 15–18	–	–	–	–	–	–	–	–	–	–
CMS 19	–	–	–	–	–	–	–	–	–	–
CMS 20–23	–	–	–	–	–	–	–	–	–	–
	3,550	–	–	–	3,550	–	–	–	–	–
Customers
CMS 1–5	3,752	–	–	–	3,752	–	–	–	–	–
CMS 6–10	31,957	–	–	–	31,957	–	–	–	–	–
CMS 11–14	–	–	–	–	–	–	–	–	–	–
CMS 15–18	–	–	–	–	–	–	–	–	–	–
CMS 19	–	–	–	–	–	–	–	–	–	–
CMS 20–23	–	–	–	–	–	–	–	–	–	–
	35,709	–	–	–	35,709	–	–	–	–	–
Total reverse repurchase agreements	39,259	–	–	–	39,259	–	–	–	–	–

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 44: FINANCIAL RISK MANAGEMENT (continued)

	Undrawn exposures					Expected credit loss allowance
Gross undrawn exposures and expected credit loss allowance	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
At 31 December 2022
Retail – UK mortgages
RMS 1–3	16,003	159	–	–	16,162	–	–	–	–	–
RMS 4–6	83	62	–	–	145	1	–	–	–	1
RMS 7–9	–	25	–	–	25	–	–	–	–	–
RMS 10	–	7	–	–	7	–	–	–	–	–
RMS 11–13	–	21	–	–	21	–	1	–	–	1
RMS 14	–	–	17	67	84	–	–	–	–	–
	16,086	274	17	67	16,444	1	1	–	–	2
Retail – credit cards
RMS 1–3	39,384	30	–	–	39,414	16	–	–	–	16
RMS 4–6	14,355	2,975	–	–	17,330	32	28	–	–	60
RMS 7–9	580	422	–	–	1,002	5	8	–	–	13
RMS 10	–	46	–	–	46	–	2	–	–	2
RMS 11–13	–	76	–	–	76	–	6	–	–	6
RMS 14	–	–	45	–	45	–	–	–	–	–
	54,319	3,549	45	–	57,913	53	44	–	–	97
Retail – loans and overdrafts
RMS 1–3	4,174	2	–	–	4,176	4	–	–	–	4
RMS 4–6	1,618	386	–	–	2,004	6	12	–	–	18
RMS 7–9	253	159	–	–	412	6	18	–	–	24
RMS 10	6	36	–	–	42	–	7	–	–	7
RMS 11–13	–	61	–	–	61	–	15	–	–	15
RMS 14	–	–	17	–	17	–	–	–	–	–
	6,051	644	17	–	6,712	16	52	–	–	68
Retail – UK Motor Finance
RMS 1–3	318	–	–	–	318	–	–	–	–	–
RMS 4–6	1,259	–	–	–	1,259	2	–	–	–	2
RMS 7–9	347	1	–	–	348	–	–	–	–	–
RMS 10	–	–	–	–	–	–	–	–	–	–
RMS 11–13	–	–	–	–	–	–	–	–	–	–
RMS 14	–	–	–	–	–	–	–	–	–	–
	1,924	1	–	–	1,925	2	–	–	–	2
Retail – other
RMS 1–3	702	–	–	–	702	–	–	–	–	–
RMS 4–6	198	–	–	–	198	3	–	–	–	3
RMS 7–9	–	–	–	–	–	–	–	–	–	–
RMS 10	–	–	–	–	–	–	–	–	–	–
RMS 11–13	–	–	–	–	–	–	–	–	–	–
RMS 14	–	–	–	–	–	–	–	–	–	–
	900	–	–	–	900	3	–	–	–	3
Total Retail	79,280	4,468	79	67	83,894	75	97	–	–	172

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 44: FINANCIAL RISK MANAGEMENT (continued)

Gross undrawn exposures and expected credit loss allowance (continued)	Undrawn exposures					Expected credit loss allowance
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
At 31 December 2022
Commercial Banking
CMS 1–5	15,266	–	–	–	15,266	1	–	–	–	1
CMS 6–10	16,508	34	–	–	16,542	11	2	–	–	13
CMS 11–14	8,657	1,296	–	–	9,953	27	27	–	–	54
CMS 15–18	779	800	–	–	1,579	8	42	–	–	50
CMS 19	–	85	–	–	85	–	10	–	–	10
CMS 20–23	–	–	48	–	48	–	–	4	–	4
	41,210	2,215	48	–	43,473	47	81	4	–	132
Other
CMS 1–5	2	–	–	–	2	–	–	–	–	–
CMS 6–10	–	–	–	–	–	–	–	–	–	–
CMS 11–14	–	–	–	–	–	–	–	–	–	–
CMS 15–18	–	–	–	–	–	–	–	–	–	–
CMS 19	–	–	–	–	–	–	–	–	–	–
CMS 20–23	–	–	–	–	–	–	–	–	–	–
	2	–	–	–	2	–	–	–	–	–
Total	120,492	6,683	127	67	127,369	122	178	4	–	304

In respect of:
Retail	79,280	4,468	79	67	83,894	75	97	–	–	172
Commercial Banking	41,210	2,215	48	–	43,473	47	81	4	–	132
Other	2	–	–	–	2	–	–	–	–	–
Total	120,492	6,683	127	67	127,369	122	178	4	–	304

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 44: FINANCIAL RISK MANAGEMENT (continued)

	Drawn exposures					Expected credit loss allowance
Gross drawn exposures and expected credit loss allowance	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
At 31 December 2021
Loans and advances to banks
CMS 1–5	4,108	–	–	–	4,108	–	–	–	–	–
CMS 6–10	368	–	–	–	368	–	–	–	–	–
CMS 11–14	2	–	–	–	2	–	–	–	–	–
CMS 15–18	–	–	–	–	–	–	–	–	–	–
CMS 19	–	–	–	–	–	–	–	–	–	–
CMS 20–23	–	–	–	–	–	–	–	–	–	–
	4,478	–	–	–	4,478	–	–	–	–	–
Loans and advances to customers
Retail – UK mortgages
RMS 1–3	270,649	9,785	–	–	280,434	48	146	–	–	194
RMS 4–6	2,971	8,288	–	–	11,259	–	104	–	–	104
RMS 7–9	9	2,258	–	–	2,267	–	64	–	–	64
RMS 10	–	355	–	–	355	–	15	–	–	15
RMS 11–13	–	1,112	–	–	1,112	–	65	–	–	65
RMS 14	–	–	1,940	10,977	12,917	–	–	184	210	394
	273,629	21,798	1,940	10,977	308,344	48	394	184	210	836
Retail – credit cards[1]
RMS 1–3	5,076	15	–	–	5,091	9	–	–	–	9
RMS 4–6	6,023	1,092	–	–	7,115	58	43	–	–	101
RMS 7–9	819	623	–	–	1,442	29	71	–	–	100
RMS 10	–	112	–	–	112	–	22	–	–	22
RMS 11–13	–	235	–	–	235	–	82	–	–	82
RMS 14	–	–	292	–	292	–	–	128	–	128
	11,918	2,077	292	–	14,287	96	218	128	–	442
Retail – loans and overdrafts
RMS 1–3	1,426	2	–	–	1,428	5	–	–	–	5
RMS 4–6	5,794	499	–	–	6,293	79	23	–	–	102
RMS 7–9	938	286	–	–	1,224	39	33	–	–	72
RMS 10	18	74	–	–	92	2	14	–	–	16
RMS 11–13	5	244	–	–	249	1	83	–	–	84
RMS 14	–	–	271	–	271	–	–	139	–	139
	8,181	1,105	271	–	9,557	126	153	139	–	418
Retail – UK Motor Finance
RMS 1–3	8,758	465	–	–	9,223	79	6	–	–	85
RMS 4–6	2,904	844	–	–	3,748	22	19	–	–	41
RMS 7–9	583	298	–	–	881	5	15	–	–	20
RMS 10	–	69	–	–	69	–	7	–	–	7
RMS 11–13	2	152	–	–	154	–	27	–	–	27
RMS 14	–	–	201	–	201	–	–	116	–	116
	12,247	1,828	201	–	14,276	106	74	116	–	296
Retail – other[1]
RMS 1–3	9,715	228	–	–	9,943	3	4	–	–	7
RMS 4–6	1,386	265	–	–	1,651	11	8	–	–	19
RMS 7–9	–	88	–	–	88	–	3	–	–	3
RMS 10	–	2	–	–	2	–	–	–	–	–
RMS 11–13	97	10	–	–	107	–	–	–	–	–
RMS 14	–	–	169	–	169	–	–	52	–	52
	11,198	593	169	–	11,960	14	15	52	–	81
Total Retail	317,173	27,401	2,873	10,977	358,424	390	854	619	210	2,073

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 44: FINANCIAL RISK MANAGEMENT (continued)

Gross drawn exposures and expected credit loss allowance (continued)	Drawn exposures					Expected credit loss allowance
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
At 31 December 2021
Commercial Banking[1]
CMS 1–5	11,678	34	–	–	11,712	1	–	–	–	1
CMS 6–10	19,822	309	–	–	20,131	21	–	–	–	21
CMS 11–14	31,979	3,453	–	–	35,432	83	76	–	–	159
CMS 15–18	2,181	2,832	–	–	5,013	14	143	–	–	157
CMS 19	–	855	–	–	855	–	39	–	–	39
CMS 20–23	–	–	3,533	–	3,533	–	–	954	–	954
	65,660	7,483	3,533	–	76,676	119	258	954	–	1,331
Other[2]	(467)	–	–	–	(467)	400	–	–	–	400
Total loans and advances to customers	382,366	34,884	6,406	10,977	434,633	909	1,112	1,573	210	3,804

In respect of:
Retail	317,173	27,401	2,873	10,977	358,424	390	854	619	210	2,073
Commercial Banking	65,660	7,483	3,533	–	76,676	119	258	954	–	1,331
Other[2]	(467)	–	–	–	(467)	400	–	–	–	400
Total loans and advances to customers	382,366	34,884	6,406	10,977	434,633	909	1,112	1,573	210	3,804
1    Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Other to Retail; comparatives have been presented on a consistent basis.
2    Includes centralised fair value hedge accounting adjustments and a central adjustment of £400 million that was applied in respect of uncertainty in the economic outlook.

Reverse repurchase agreements
Banks
CMS 1–5	2,901	–	–	–	2,901	–	–	–	–	–
CMS 6–10	95	–	–	–	95	–	–	–	–	–
CMS 11–14	–	–	–	–	–	–	–	–	–	–
CMS 15–18	–	–	–	–	–	–	–	–	–	–
CMS 19	–	–	–	–	–	–	–	–	–	–
CMS 20–23	–	–	–	–	–	–	–	–	–	–
	2,996	–	–	–	2,996	–	–	–	–	–
Customers
CMS 1–5	10,399	–	–	–	10,399	–	–	–	–	–
CMS 6–10	36,313	–	–	–	36,313	–	–	–	–	–
CMS 11–14	–	–	–	–	–	–	–	–	–	–
CMS 15–18	–	–	–	–	–	–	–	–	–	–
CMS 19	–	–	–	–	–	–	–	–	–	–
CMS 20–23	–	–	–	–	–	–	–	–	–	–
	46,712	–	–	–	46,712	–	–	–	–	–
Total reverse repurchase agreements	49,708	–	–	–	49,708	–	–	–	–	–

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 44: FINANCIAL RISK MANAGEMENT (continued)

Gross undrawn exposures and expected credit loss allowance	Undrawn exposures					Expected credit loss allowance
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
At 31 December 2021
Retail – UK mortgages
RMS 1–3	16,947	67	–	–	17,014	1	–	–	–	1
RMS 4–6	24	25	–	–	49	–	–	–	–	–
RMS 7–9	–	3	–	–	3	–	–	–	–	–
RMS 10	–	–	–	–	–	–	–	–	–	–
RMS 11–13	–	–	–	–	–	–	–	–	–	–
RMS 14	–	–	13	72	85	–	–	–	–	–
	16,971	95	13	72	17,151	1	–	–	–	1
Retail – credit cards[1]
RMS 1–3	47,427	81	–	–	47,508	23	2	–	–	25
RMS 4–6	8,811	2,160	–	–	10,971	22	22	–	–	44
RMS 7–9	242	172	–	–	414	3	3	–	–	6
RMS 10	–	31	–	–	31	–	1	–	–	1
RMS 11–13	–	58	–	–	58	–	3	–	–	3
RMS 14	–	–	55	–	55	–	–	–	–	–
	56,480	2,502	55	–	59,037	48	31	–	–	79
Retail – loans and overdrafts
RMS 1–3	5,123	3	–	–	5,126	4	–	–	–	4
RMS 4–6	1,180	228	–	–	1,408	5	4	–	–	9
RMS 7–9	97	48	–	–	145	1	5	–	–	6
RMS 10	1	11	–	–	12	–	2	–	–	2
RMS 11–13	–	29	–	–	29	–	6	–	–	6
RMS 14	–	–	18	–	18	–	–	–	–	–
	6,401	319	18	–	6,738	10	17	–	–	27
Retail – UK Motor Finance
RMS 1–3	277	–	–	–	277	–	–	–	–	–
RMS 4–6	1,180	–	–	–	1,180	2	–	–	–	2
RMS 7–9	527	–	–	–	527	–	–	–	–	–
RMS 10	–	–	–	–	–	–	–	–	–	–
RMS 11–13	1	–	–	–	1	–	–	–	–	–
RMS 14	–	–	–	–	–	–	–	–	–	–
	1,985	–	–	–	1,985	2	–	–	–	2
Retail – other[1]
RMS 1–3	598	–	–	–	598	–	–	–	–	–
RMS 4–6	298	–	–	–	298	1	–	–	–	1
RMS 7–9	–	–	–	–	–	–	–	–	–	–
RMS 10	–	–	–	–	–	–	–	–	–	–
RMS 11–13	–	–	–	–	–	–	–	–	–	–
RMS 14	–	–	–	–	–	–	–	–	–	–
	896	–	–	–	896	1	–	–	–	1
Total Retail	82,733	2,916	86	72	85,807	62	48	–	–	110

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 44: FINANCIAL RISK MANAGEMENT (continued)

Gross undrawn exposures and expected credit loss allowance (continued)	Undrawn exposures					Expected credit loss allowance
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
At 31 December 2021
Commercial Banking[1]
CMS 1–5	18,993	1	–	–	18,994	1	–	–	–	1
CMS 6–10	12,986	47	–	–	13,033	13	–	–	–	13
CMS 11–14	7,237	1,212	–	–	8,449	21	18	–	–	39
CMS 15–18	453	347	–	–	800	6	17	–	–	23
CMS 19	–	33	–	–	33	–	3	–	–	3
CMS 20–23	–	–	67	–	67	–	–	5	–	5
	39,669	1,640	67	–	41,376	41	38	5	–	84
Other
CMS 1–5	–	–	–	–	–	–	–	–	–	–
CMS 6–10	501	–	–	–	501	–	–	–	–	–
CMS 11–14	–	–	–	–	–	–	–	–	–	–
CMS 15–18	–	–	–	–	–	–	–	–	–	–
CMS 19	–	–	–	–	–	–	–	–	–	–
CMS 20–23	–	–	–	–	–	–	–	–	–	–
	501	–	–	–	501	–	–	–	–	–
Total	122,903	4,556	153	72	127,684	103	86	5	–	194

In respect of:
Retail	82,733	2,916	86	72	85,807	62	48	–	–	110
Commercial Banking	39,669	1,640	67	–	41,376	41	38	5	–	84
Other	501	–	–	–	501	–	–	–	–	–
Total	122,903	4,556	153	72	127,684	103	86	5	–	194
1    Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Other to Retail; comparatives have been presented on a consistent basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 44: FINANCIAL RISK MANAGEMENT (continued)
Cash and balances at central banks
Significantly all of the Group’s cash and balances at central banks of £72,005 million (2021: £54,279 million) are due from the Bank of England or the Deutsche Bundesbank.
Debt securities held at amortised cost
An analysis by credit rating of the Group's debt securities held at amortised cost is provided below:

	2022			2021
	Investment grade[1] £m	Other[2] £m	Total £m	Investment grade[1] £m	Other[2] £m	Total £m
Government securities	247	–	247	202	–	202
Asset-backed securities:
Mortgage-backed securities	3,712	–	3,712	1,457	–	1,457
Other asset-backed securities	1,946	2	1,948	1,590	18	1,608
	5,658	2	5,660	3,047	18	3,065
Corporate and other debt securities	1,431	1	1,432	1,296	1	1,297
Gross exposure	7,336	3	7,339	4,545	19	4,564
Allowance for impairment losses			(8)			(2)
Total debt securities held at amortised cost			7,331			4,562
1Credit ratings equal to or better than ‘BBB’.
2Other comprises sub-investment grade (2022: £nil; 2021: £18 million) and not rated (2022: £3 million; 2021: £1 million).
Financial assets at fair value through other comprehensive income (excluding equity shares)
An analysis of the Group's financial assets at fair value through other comprehensive income is included in note 18. The credit quality of the Group's financial assets at fair value through other comprehensive income (excluding equity shares) is set out below:

	2022			2021
	Investment grade[1] £m	Other[2] £m	Total £m	Investment grade[1] £m	Other[2] £m	Total £m
Debt securities:
Government securities	11,196	–	11,196	14,599	–	14,599
Asset-backed securities	87	51	138	–	55	55
Corporate and other debt securities	11,470	41	11,511	13,087	44	13,131
	22,753	92	22,845	27,686	99	27,785
Total financial assets at fair value through other comprehensive income	22,753	92	22,845	27,686	99	27,785
1Credit ratings equal to or better than ‘BBB’.
2Other comprises sub-investment grade (2022: £51 million; 2021: £55 million) and not rated (2022: £41 million; 2021: £44 million).
Derivative assets
An analysis of derivative assets is given in note 14. The Group reduces exposure to credit risk by using master netting agreements and by obtaining collateral in the form of cash or highly liquid securities. In respect of the Group's net credit risk relating to derivative assets of £2,046 million (2021: £3,142 million), cash collateral of £767 million (2021: £1,621 million) was held and a further £17 million (2021: £67 million) was due from OECD banks.

	2022			2021
	Investment grade[1] £m	Other[2] £m	Total £m	Investment grade[1] £m	Other[2] £m	Total £m
Trading and other	2,435	283	2,718	3,991	834	4,825
Hedging	14	5	19	52	–	52
	2,449	288	2,737	4,043	834	4,877
Due from fellow Lloyds Banking Group undertakings			1,120			634
Total derivative financial instruments			3,857			5,511
1Credit ratings equal to or better than ‘BBB’.
2Other comprises sub-investment grade (2022: £112 million; 2021: £622 million) and not rated (2022: £176 million; 2021: £212 million).
Financial guarantees and irrevocable loan commitments
Financial guarantees represent undertakings that the Group will meet a customer’s obligation to third parties if the customer fails to do so. Commitments to extend credit represent unused portions of authorisations to extend credit in the form of loans, guarantees or letters of credit. The Group is theoretically exposed to loss in an amount equal to the total guarantees or unused commitments, however, the likely amount of loss is expected to be significantly less. Most commitments to extend credit are contingent upon customers maintaining specific credit standards.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 44: FINANCIAL RISK MANAGEMENT (continued)
(D)Collateral held as security for financial assets
The principal types of collateral accepted by the Group include: residential and commercial properties; charges over business assets such as premises, inventory and accounts receivable; financial instruments, cash and guarantees from third-parties. The terms and conditions associated with the use of the collateral are varied and are dependent on the type of agreement and the counterparty. The Group holds collateral against loans and advances and irrevocable loan commitments; qualitative and, where appropriate, quantitative information is provided in respect of this collateral below. Collateral held as security for financial assets at fair value through profit or loss and for derivative assets is also shown below.
The Group holds collateral in respect of loans and advances to banks and customers as set out below. The Group does not hold collateral against debt securities, comprising asset-backed securities and corporate and other debt securities, which are classified as financial assets held at amortised cost.
Loans and advances to banks
There were reverse repurchase agreements which are accounted for as collateralised loans within loans and advances to banks with a carrying value of £3,550 million (2021: £2,996 million), against which the Group held collateral with a fair value of £nil (2021: £92 million).
These transactions were generally conducted under terms that are usual and customary for standard secured lending activities.
Loans and advances to customers
Retail lending
Mortgages
An analysis by loan to value ratio of the Group’s residential mortgage lending is provided below. The value of collateral used in determining the loan to value ratios has been estimated based upon the last actual valuation, adjusted to take into account subsequent movements in house prices, after making allowances for indexation error and dilapidations. The market takes into account many factors, including environmental considerations such as flood risk and energy efficient additions, in arriving at the value of a home.
In some circumstances, where the discounted value of the estimated net proceeds from the liquidation of collateral (i.e. net of costs, expected haircuts and anticipated changes in the value of the collateral to the point of sale) is greater than the estimated exposure at default, no credit losses are expected and no ECL allowance is recognised.

	2022					2021
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total gross £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total gross £m
Less than 70 per cent	210,457	33,205	3,161	8,845	255,668	217,830	19,766	1,717	9,872	249,185
70 per cent to 80 per cent	31,788	5,264	170	359	37,581	42,808	1,632	134	572	45,146
80 per cent to 90 per cent	11,942	2,604	48	149	14,743	12,087	253	52	184	12,576
90 per cent to 100 per cent	3,319	606	13	113	4,051	779	46	14	135	974
Greater than 100 per cent	11	104	24	156	295	125	101	23	214	463
Total	257,517	41,783	3,416	9,622	312,338	273,629	21,798	1,940	10,977	308,344
The energy performance certificate (EPC) profile of the security associated with the Group’s UK mortgage portfolio is shown below:

	2022		2021
EPC profile	£m	%	£m	%
A	731	0.2	563	0.2
B	37,075	11.9	34,070	11.0
C	60,086	19.2	54,636	17.7
D	93,010	29.8	88,752	28.8
E	35,015	11.2	35,086	11.4
F	6,990	2.2	7,258	2.4
G	1,519	0.5	1,546	0.5
Unrated properties	77,912	25.0	86,433	28.0
Total	312,338	100.0	308,344	100.0
The above data is sourced using the latest available government EPC information as at the relevant balance sheet date. The Group has no EPC data available for 25.0 per cent (2021: 28.0 per cent) of the UK mortgage portfolio, these are classified as unrated properties.
EPC ratings are not considered to be a material credit risk factor,and do not form part of the Group’s credit risk calculations.
Other
The majority of non-mortgage retail lending is unsecured. At 31 December 2022, Stage 3 non-mortgage lending amounted to £475 million, net of an impairment allowance of £372 million (2021: £498 million, net of an impairment allowance of £435 million).
Stage 1 and Stage 2 non-mortgage retail lending amounted to £53,825 million (2021: £49,147 million). Lending decisions are predominantly based on an obligor’s ability to repay rather than reliance on the disposal of any security provided. Where the lending is secured, collateral values are rigorously assessed at the time of loan origination and are thereafter monitored in accordance with business unit credit policy.
The Group's credit risk disclosures for unimpaired non-mortgage retail lending show assets gross of collateral and therefore disclose the maximum loss exposure. The Group believes that this approach is appropriate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 44: FINANCIAL RISK MANAGEMENT (continued)
Commercial lending
Reverse repurchase transactions
At 31 December 2022 there were reverse repurchase agreements which were accounted for as collateralised loans with a carrying value of £35,709 million (2021: £46,712 million), against which the Group held collateral with a fair value of £29,011 million (2021: £48,423 million), all of which the Group was able to repledge. These transactions were generally conducted under terms that are usual and customary for standard secured lending activities.
Stage 3 secured lending
The value of collateral is re-evaluated and its legal soundness re-assessed if there is observable evidence of distress of the borrower; this evaluation is used to determine potential loss allowances and management’s strategy to try to either repair the business or recover the debt.
At 31 December 2022, Stage 3 secured commercial lending amounted to £389 million, net of an impairment allowance of £159 million (2021: £608 million, net of an impairment allowance of £198 million). The fair value of the collateral held in respect of impaired secured commercial lending was £471 million (2021: £693 million). In determining the fair value of collateral, no specific amounts have been attributed to the costs of realisation. For the purposes of determining the total collateral held by the Group in respect of impaired secured commercial lending, the value of collateral for each loan has been limited to the principal amount of the outstanding advance in order to eliminate the effects of any over-collateralisation and to provide a clearer representation of the Group’s exposure.
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
Financial assets at fair value through profit or loss (excluding equity shares)
Securities held as collateral in the form of stock borrowed amounted to £16,667 million (2021: £7,052 million). Of this amount, £8,311 million (2021: £1,086 million) had been resold or repledged as collateral for the Group’s own transactions.
These transactions were generally conducted under terms that are usual and customary for standard secured lending activities.
Derivative assets, after offsetting of amounts under master netting arrangements
The Group reduces exposure to credit risk by using master netting agreements and by obtaining collateral in the form of cash or highly liquid securities. In respect of the net derivative assets after offsetting of amounts under master netting arrangements of £2,046 million (2021: £3,142 million), cash collateral of £767 million (2021: £1,621 million) was held.
Irrevocable loan commitments and other credit-related contingencies
At 31 December 2022, the Group held irrevocable loan commitments and other credit-related contingencies of £60,682 million (2021: £58,030 million). Collateral is held as security, in the event that lending is drawn down, on £16,442 million (2021: £17,149 million) of these balances.
Collateral repossessed
During the year, £219 million of collateral was repossessed (2021: £86 million), consisting primarily of residential property. In respect of retail portfolios, the Group does not take physical possession of properties or other assets held as collateral and uses external agents to realise the value as soon as practicable, generally at auction, to settle indebtedness. Any surplus funds are returned to the borrower or are otherwise dealt with in accordance with appropriate insolvency regulations. In certain circumstances the Group takes physical possession of assets held as collateral against commercial lending. In such cases, the assets are carried on the Group’s balance sheet and are classified according to the Group’s accounting policies.
(E)Collateral pledged as security
The Group pledges assets primarily for repurchase agreements and securities lending transactions which are generally conducted under terms that are usual and customary for standard securitised borrowing contracts.
Repurchase transactions
Amortised cost
There are balances arising from repurchase transactions with banks of £33,003 million (2021: £30,085 million), which include amounts due under the Bank of England's Term Funding Scheme with additional incentives for SMEs (TFSME); the fair value of the collateral provided under these agreements at 31 December 2022 was £39,535 million (2021: £39,918 million).
There are balances arising from repurchase transactions with customers of £15,587 million (2021: £21 million); the fair value of the collateral provided under these agreements at 31 December 2022 was £14,197 million (2021: £112 million).
Securities lending transactions
The following on-balance sheet financial assets have been lent to counterparties under securities lending transactions:

	2022 £m	2021 £m
Financial assets at fair value through other comprehensive income	5,408	2,724
Total	5,408	2,724
Securitisations and covered bonds
In addition to the assets detailed above, the Group also holds assets that are encumbered through the Group’s asset-backed conduits and its securitisation and covered bond programmes. Further details of these assets are provided in note 25.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 44: FINANCIAL RISK MANAGEMENT (continued)
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
The tables below analyse financial instrument liabilities of the Group on an undiscounted future cash flow basis according to contractual maturity, into relevant maturity groupings based on the remaining period at the balance sheet date; balances with no fixed maturity are included in the over 5 years category. Certain balances, included in the table below on the basis of their residual maturity, are repayable on demand upon payment of a penalty.

	Up to 1 month £m	1–3 months £m	3–12 months £m	1–5 years £m	Over 5 years £m	Total £m
At 31 December 2022
Deposits from banks	3,728	28	179	673	83	4,691
Customer deposits	430,808	3,565	7,164	4,882	304	446,723
Repurchase agreements at amortised cost	12,494	6,188	904	33,054	38	52,678
Financial liabilities at fair value through profit or loss	84	60	100	1,565	3,736	5,545
Debt securities in issue	4,400	8,571	6,717	25,886	7,802	53,376
Lease liabilities	7	52	161	557	611	1,388
Subordinated liabilities	24	89	687	4,775	7,945	13,520
Total non-derivative financial liabilities	451,545	18,553	15,912	71,392	20,519	577,921
Derivative financial liabilities:
Gross settled derivatives – outflows	2,815	3,241	3,501	7,920	4,700	22,177
Gross settled derivatives – inflows	(1,927)	(2,996)	(3,372)	(7,862)	(4,731)	(20,888)
Gross settled derivatives – net flows	888	245	129	58	(31)	1,289
Net settled derivative liabilities	2,652	(19)	54	271	250	3,208
Total derivative financial liabilities	3,540	226	183	329	219	4,497
At 31 December 2021
Deposits from banks	1,812	136	32	1,420	216	3,616
Customer deposits	439,193	1,540	3,616	5,046	569	449,964
Repurchase agreements at amortised cost	475	417	243	30,987	7	32,129
Financial liabilities at fair value through profit or loss	81	21	242	1,572	4,677	6,593
Debt securities in issue	4,367	5,307	8,603	27,715	4,708	50,700
Lease liabilities	2	61	158	578	832	1,631
Subordinated liabilities	30	39	370	5,418	5,679	11,536
Total non-derivative financial liabilities	445,960	7,521	13,264	72,736	16,688	556,169
Derivative financial liabilities:
Gross settled derivatives – outflows	2,577	573	4,232	11,280	4,990	23,652
Gross settled derivatives – inflows	(2,462)	(425)	(4,168)	(10,945)	(4,734)	(22,734)
Gross settled derivatives – net flows	115	148	64	335	256	918
Net settled derivative liabilities	2,654	(21)	(6)	145	360	3,132
Total derivative financial liabilities	2,769	127	58	480	616	4,050
The principal amount for undated subordinated liabilities with no redemption option is included within the over 5 years column; interest of £16 million (2021: £19 million) per annum which is payable in respect of those instruments for as long as they remain in issue is not included beyond 5 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 44: FINANCIAL RISK MANAGEMENT (continued)
The following table sets out the amounts and residual maturities of the Group's off-balance sheet contingent liabilities, commitments and guarantees.

	Within 1 year £m	1–3 years £m	3–5 years £m	Over 5 years £m	Total £m
At 31 December 2022
Acceptances and endorsements	58	–	–	–	58
Other contingent liabilities	1,667	548	181	446	2,842
Total contingent liabilities	1,725	548	181	446	2,900
Lending commitments and guarantees	91,310	8,256	10,780	16,984	127,330
Other commitments	–	–	10	29	39
Total commitments and guarantees	91,310	8,256	10,790	17,013	127,369
Total contingents, commitments and guarantees	93,035	8,804	10,971	17,459	130,269
At 31 December 2021
Acceptances and endorsements	21	–	–	–	21
Other contingent liabilities	1,362	242	258	457	2,319
Total contingent liabilities	1,383	242	258	457	2,340
Lending commitments and guarantees	97,587	15,506	9,853	4,678	127,624
Other commitments	–	18	–	42	60
Total commitments and guarantees	97,587	15,524	9,853	4,720	127,684
Total contingents, commitments and guarantees	98,970	15,766	10,111	5,177	130,024
Capital risk
Capital is actively managed on an ongoing basis for both the Group and its regulated banking subsidiaries, with associated capital policies and procedures subjected to regular review. The Group assesses both its regulatory capital requirements and the quantity and quality of capital resources that it holds to meet those requirements through applying the capital directives and regulations implemented in the UK by the Prudential Regulation Authority (PRA) and supplemented through additional regulation under the PRA Rulebook and associated statements of policy, supervisory statements and other regulatory guidance. Regulatory capital ratios are considered a key part of the budgeting and planning processes and forecast ratios are reviewed by the Group and Ring-Fenced Banks Asset and Liability Committee. Target capital levels take account of current and future regulatory requirements, capacity for growth and to cover uncertainties. Details of the Group's capital resources are provided in the table marked audited on page 43.
NOTE 45: CASH FLOW STATEMENT
(A)    Change in operating assets

	2022 £m	2021[1] £m	2020[1] £m
Change in amounts due from fellow Lloyds Banking Group undertakings	(77)	(1)	1,116
Change in other financial assets held at amortised cost	(167)	3,406	(8,714)
Change in financial assets at fair value through profit or loss	427	(124)	610
Change in derivative financial instruments	(2,877)	1,548	479
Change in other operating assets	(206)	345	627
Change in operating assets	(2,900)	5,174	(5,882)
1Restated, see page F-14.
(B)    Change in operating liabilities

	2022 £m	2021 £m	2020 £m
Change in deposits from banks and repurchase agreements	4,213	8,451	1,404
Change in customer deposits and repurchase agreements	12,365	14,825	37,728
Change in amounts due to fellow Lloyds Banking Group undertakings	(603)	(806)	(1,316)
Change in financial liabilities at fair value through profit or loss	(859)	(380)	(946)
Change in derivative financial instruments	1,248	(3,585)	(1,603)
Change in debt securities in issue	332	(10,569)	(17,138)
Change in other operating liabilities[1]	198	174	(288)
Change in operating liabilities	16,894	8,110	17,841
1Includes a decrease of £150 million (2021: decrease of £182 million; 2020: decrease of £163 million) in respect of lease liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
NOTE 45: CASH FLOW STATEMENT (continued)
(C)    Non-cash and other items

	2022 £m	2021 £m	2020 £m
Depreciation and amortisation	2,348	2,777	2,670
Revaluation of investment properties	–	–	20
Allowance for loan losses	1,335	(1,085)	3,802
Write-off of allowance for loan losses, net of recoveries	(759)	(935)	(1,279)
Impairment charge (credit) relating to undrawn balances	111	(231)	253
Impairment of financial assets at fair value through other comprehensive income	6	(2)	5
Regulatory and legal provisions	225	1,177	414
Other provision movements	(134)	(82)	80
Net charge in respect of defined benefit schemes	125	236	247
Foreign exchange impact on balance sheet[1]	30	159	823
Interest expense on subordinated liabilities	377	570	846
Other non-cash items	(673)	(1,173)	(1,216)
Total non-cash items	2,991	1,411	6,665
Contributions to defined benefit schemes	(2,533)	(1,347)	(1,153)
Payments in respect of regulatory and legal provisions	(587)	(680)	(2,165)
Other	–	(45)	137
Total other items	(3,120)	(2,072)	(3,181)
Non-cash and other items	(129)	(661)	3,484
1    When considering the movement on each line of the balance sheet, the impact of foreign exchange rate movements is removed in order to show the underlying cash impact.
(D)    Analysis of cash and cash equivalents as shown in the balance sheet

	2022 £m	2021[1] £m	2020[1] £m

Cash and balances at central banks	72,005	54,279	49,888
Less mandatory reserve deposits[2]	(1,935)	(2,007)	(1,736)
	70,070	52,272	48,152
Loans and advances to banks and reverse repurchase agreements	11,913	7,474	5,950
Less amounts with a maturity of three months or more	(6,782)	(3,786)	(2,480)
	5,131	3,688	3,470
Total cash and cash equivalents	75,201	55,960	51,622
1Restated, see page F-14.
2    Mandatory reserve deposits are held with local central banks in accordance with statutory requirements. Where these deposits are not held in demand accounts and are not available to finance the Group’s day-to-day operations they are excluded from cash and cash equivalents.
NOTE 46: EVENTS SINCE THE BALANCE SHEET DATE
Acquisition of Tusker
On 21 February 2023, Lloyds Bank Asset Finance Limited, a wholly-owned subsidiary of the Group, acquired 100 per cent of the ordinary share capital of Hamsard 3352 Limited (“Tusker”), which together with its subsidiaries operates a vehicle management and leasing business. The acquisition will enable the Group to expand its salary sacrifice proposition within motor finance. Cash consideration was approximately £300 million1. As a result of the limited time available between the acquisition and the approval of these financial statements, the Group is still in the process of finalising the fair value of the individual assets and liabilities acquired including the associated identifiable intangible assets and goodwill.
1    Subject to customary adjustments.
NOTE 47: FUTURE ACCOUNTING DEVELOPMENTS
The IASB has issued a number of minor amendments to IFRSs effective 1 January 2023 (including IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors). These amendments are not applicable for the year ended 31 December 2022 and have not been applied in preparing these financial statements. They are not expected to have a significant impact on the Group.

ADDITIONAL INFORMATION
(UNAUDITED)

BANK BALANCE SHEET at 31 December	ADDITIONAL INFORMATION (UNAUDITED)

	Note	2022 £ million	2021 £ million
Assets
Cash and balances at central banks		66,783	49,618
Items in the course of collection from banks		182	99
Financial assets at fair value through profit or loss	3	4,994	4,529
Derivative financial instruments	4	7,793	6,898
Loans and advances to banks		7,984	4,291
Loans and advances to customers		113,948	116,716
Reverse repurchase agreements		39,259	49,708
Debt securities		6,471	3,756
Due from fellow Lloyds Banking Group undertakings		119,282	108,424
Financial assets at amortised cost	5	286,944	282,895
Financial assets at fair value through other comprehensive income	7	22,675	25,529
Other intangible assets	8	3,698	3,096
Current tax recoverable		312	245
Deferred tax assets	14	3,556	2,434
Investment in subsidiary undertakings	9	31,197	30,588
Retirement benefit assets	16	2,075	2,420
Other assets	10	3,086	3,473
Total assets		433,295	411,824
Liabilities
Deposits from banks		4,465	2,768
Customer deposits		269,473	268,683
Repurchase agreements at amortised cost		18,380	78
Due to fellow Lloyds Banking Group undertakings		20,342	22,872
Items in the course of transmission to banks		238	207
Financial liabilities at fair value through profit or loss	12	9,244	9,821
Derivative financial instruments	4	10,347	6,102
Debt securities in issue	13	39,819	38,439
Other liabilities	15	3,260	3,128
Retirement benefit obligations	16	50	101
Other provisions		744	771
Subordinated liabilities	17	5,920	7,907
Total liabilities		382,282	360,877
Equity
Share capital	18	1,574	1,574
Share premium account	18	600	600
Other reserves	19	(1,734)	824
Retained profits[1]	20	46,305	43,681
Shareholders’ equity		46,745	46,679
Other equity instruments	18	4,268	4,268
Total equity		51,013	50,947
Total equity and liabilities		433,295	411,824
1The Bank recorded a profit after tax for the year of £3,517 million (2021: £3,593 million).
The accompanying notes are an integral part of the Bank financial statements.

BANK STATEMENT OF CHANGES IN EQUITY for the year ended 31 December	ADDITIONAL INFORMATION (UNAUDITED)

	Attributable to ordinary shareholders
	Share capital and premium £ million	Other reserves £ million	Retained profits £ million	Total £ million	Other equity instruments £ million	Total £ million
At 1 January 2022	2,174	824	43,681	46,679	4,268	50,947
Comprehensive income
Profit for the year	–	–	3,276	3,276	241	3,517
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(1,232)	(1,232)	–	(1,232)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	–	(109)	–	(109)	–	(109)
Equity shares	–	(1)	–	(1)	–	(1)
Gains and losses attributable to own credit risk, net of tax	–	–	364	364	–	364
Movements in cash flow hedging reserve, net of tax	–	(2,452)	–	(2,452)	–	(2,452)
Movements in foreign currency translation reserve, net of tax	–	3	–	3	–	3
Total other comprehensive (loss) income	–	(2,559)	(868)	(3,427)	–	(3,427)
Total comprehensive (loss) income[1,2]	–	(2,559)	2,408	(151)	241	90
Transactions with owners
Distributions on other equity instruments	–	–	–	–	(241)	(241)
Capital contributions received	–	–	221	221	–	221
Return of capital contributions	–	–	(4)	(4)	–	(4)
Total transactions with owners	–	–	217	217	(241)	(24)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	1	(1)	–	–	–
At 31 December 2022	2,174	(1,734)	46,305	46,745	4,268	51,013
1No statement of comprehensive income has been shown for the Bank.
2Total comprehensive income attributable to owners of the parent was £90 million (2021: £3,540 million; 2020: £160 million).
The accompanying notes are an integral part of the Bank financial statements.

BANK STATEMENT OF CHANGES IN EQUITY for the year ended 31 December	ADDITIONAL INFORMATION (UNAUDITED)

	Attributable to ordinary shareholders
	Share capital and premium £ million	Other reserves £ million	Retained profits £ million	Total £ million	Other equity instruments £ million	Total £ million
At 1 January 2020	2,174	1,710	42,470	46,354	4,865	51,219
Comprehensive income
Profit for the year	–	–	224	224	417	641
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(102)	(102)	–	(102)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	–	(89)	–	(89)	–	(89)
Equity shares	–	4	–	4	–	4
Gains and losses attributable to own credit risk, net of tax	–	–	(55)	(55)	–	(55)
Movements in cash flow hedging reserve, net of tax	–	(240)	–	(240)	–	(240)
Movements in foreign currency translation reserve, net of tax	–	1	–	1	–	1
Total other comprehensive (loss) income	–	(324)	(157)	(481)	–	(481)
Total comprehensive (loss) income[1]	–	(324)	67	(257)	417	160
Transactions with owners
Distributions on other equity instruments	–	–	–	–	(417)	(417)
Issue of other equity instruments	–	–	–	–	1,070	1,070
Capital contributions received	–	–	140	140	–	140
Return of capital contributions	–	–	(4)	(4)	–	(4)
Total transactions with owners	–	–	136	136	653	789
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	(4)	4	–	–	–
At 31 December 2020	2,174	1,382	42,677	46,233	5,935	52,168
Comprehensive income
Profit for the year	–	–	3,249	3,249	344	3,593
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	556	556	–	556
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	–	91	–	91	–	91
Equity shares	–	1	–	1	–	1
Gains and losses attributable to own credit risk, net of tax	–	–	(52)	(52)	–	(52)
Movements in cash flow hedging reserve, net of tax	–	(647)	–	(647)	–	(647)
Movements in foreign currency translation reserve, net of tax	–	(2)	–	(2)	–	(2)
Total other comprehensive (loss) income	–	(557)	504	(53)	–	(53)
Total comprehensive (loss) income[1]	–	(557)	3,753	3,196	344	3,540
Transactions with owners
Dividends	–	–	(2,900)	(2,900)	–	(2,900)
Distributions on other equity instruments	–	–	–	–	(344)	(344)
Issue of other equity instruments	–	–	(1)	(1)	1,550	1,549
Repurchases and redemptions of other equity instruments	–	–	(9)	(9)	(3,217)	(3,226)
Capital contributions received	–	–	164	164	–	164
Return of capital contributions	–	–	(4)	(4)	–	(4)
Total transactions with owners	–	–	(2,750)	(2,750)	(2,011)	(4,761)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	(1)	1	–	–	–
At 31 December 2021	2,174	824	43,681	46,679	4,268	50,947
1No statement of comprehensive income has been shown for the Bank, as permitted by section 408 of the Companies Act 2006.
The accompanying notes are an integral part of the Bank financial statements.

BANK CASH FLOW STATEMENT for the year ended 31 December	ADDITIONAL INFORMATION (UNAUDITED)

	Note	2022 £ million	2021 £ million	2020 £ million
Cash flows from operating activities
Profit before tax		4,107	3,301	444
Adjustments for:
Change in operating assets	26 (A)	(5,368)	38,804	71,662
Change in operating liabilities	26 (B)	22,262	(28,015)	(61,993)
Non-cash and other items	26 (C)	(2,817)	(2,059)	1,820
Tax paid (net)		(243)	(11)	(194)
Net cash provided by operating activities		17,941	12,020	11,739
Cash flows from investing activities
Purchase of financial assets		(9,563)	(8,775)	(7,793)
Proceeds from sale and maturity of financial assets		10,641	7,730	5,599
Purchase of fixed assets		(1,674)	(1,255)	(1,186)
Proceeds from sale of fixed assets		3	5	12
Additional capital injections to subsidiaries		(600)	(11)	(1,055)
Dividends received from subsidiaries		1,850	1,391	44
Distributions on other equity instruments received		125	112	167
Capital repayments and redemptions		32	2,576	1,801
Disposal of businesses, net of cash disposed		5	–	–
Net cash provided by (used in) investing activities		819	1,773	(2,411)
Cash flows from financing activities
Dividends paid to ordinary shareholders		–	(2,900)	–
Distributions on other equity instruments		(241)	(344)	(417)
Return of capital contributions		(4)	(4)	(4)
Interest paid on subordinated liabilities		(290)	(423)	(759)
Proceeds from issue of subordinated liabilities		837	3,262	496
Proceeds from issue of other equity instruments		–	1,549	1,070
Repayment of subordinated liabilities		(2,156)	(3,049)	(2,726)
Repurchases and redemptions of other equity instruments		–	(3,226)	–
Borrowings from parent company		1,852	543	4,799
Repayments of borrowings to parent company		–	(4,813)	(1,403)
Interest paid on borrowings from parent company		(200)	(226)	(98)
Net cash (used in) provided by financing activities		(202)	(9,631)	958
Effects of exchange rate changes on cash and cash equivalents		1	–	–
Change in cash and cash equivalents		18,559	4,162	10,286
Cash and cash equivalents at beginning of year		52,230	48,068	37,782
Cash and cash equivalents at end of year	26 (D)	70,789	52,230	48,068
The accompanying notes are an integral part of the Bank financial statements.

NOTES TO THE BANK FINANCIAL STATEMENTS for the year ended 31 December 2022	ADDITIONAL INFORMATION (UNAUDITED)
NOTE 1: BASIS OF PREPARATION AND ACCOUNTING POLICIES
The financial information of Lloyds Bank plc included on pages 111 to 159 has been prepared on the basis of the measurement and recognition principles of International Financial Reporting Standards. The financial information has been prepared under the historical cost convention, as modified by the revaluation of financial assets measured at fair value through other comprehensive income, certain financial assets and liabilities at fair value through profit or loss and all derivative contracts. The accounting policies of the Bank are the same as those of the Group which are set out in note 2 to the consolidated financial statements. Investments in subsidiaries are carried at historical cost, less any provisions for impairment. Fees payable to the Bank’s auditors by the Group are set out in note 10 to the consolidated financial statements.
NOTE 2: CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY
The preparation of the Bank’s financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions in applying the accounting policies that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In preparing the financial statements, the Bank has considered the impact of climate-related risks on its financial position and performance. While the effects of climate change represent a source of uncertainty, the Bank does not consider there to be a material impact on its judgements and estimates from the physical, transition and other climate-related risks in the short to medium term.
The significant judgements, apart from those involving estimation, made by management in applying the Bank’s accounting policies in these financial statements (critical judgements) and the key sources of estimation uncertainty that may have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year (key sources of estimates), which together are considered critical to the Bank’s results and financial position, are as follows:
Allowance for expected credit losses

Critical judgements:	Determining an appropriate definition of default against which a probability of default, exposure at default and loss given default parameter can be evaluated
Establishing the criteria for a significant increase in credit risk (SICR)
The use of management judgement alongside impairment modelling processes to adjust inputs, parameters and outputs to reflect risks not captured by models
Key source of estimation uncertainty:
Base case and multiple economic scenarios (MES) assumptions, including the rate of unemployment and the rate of change of house prices, required for creation of MES scenarios and forward-looking credit parameters

The Bank recognises an allowance for expected credit losses (ECLs) for loans and advances to customers and banks, other financial assets held at amortised cost, financial assets (other than equity investments) measured at fair value through other comprehensive income and certain loan commitment and financial guarantee contracts. At 31 December 2022, the Bank’s expected credit loss allowance was £1,692 million (2021: £1,311 million), of which £1,506 million (2021: £1,197 million) was in respect of drawn balances.
The calculation of the Bank’s expected credit loss allowances and provisions against loan commitments and guarantees under IFRS 9 requires the Group to make a number of judgements, assumptions and estimates. Further information on the critical accounting judgements and key sources of estimates (see above) and other significant judgements and estimates is set out in note 16 to the consolidated financial statements.
Defined benefit pension scheme obligations

Critical judgement:	Determination of an appropriate yield curve
Key sources of estimation uncertainty:	Discount rate applied to future cash flows
Expected lifetime of the schemes’ members
Expected rate of future inflationary increases
The net asset recognised in the balance sheet at 31 December 2022 in respect of the Bank’s defined benefit pension scheme obligations was £2,046 million comprising an asset of £2,075 million and a liability of £29 million (2021: a net asset of £2,384 million comprising an asset of £2,420 million and a liability of £36 million). The Bank’s accounting policy for its defined benefit pension scheme obligations is set out in note 2(K) to the consolidated financial statements.
The accounting valuation of the Bank’s defined benefit pension schemes’ liabilities requires management to make a number of assumptions. The key areas of estimation uncertainty are the discount rate applied to future cash flows, the expected lifetime of the schemes’ members and the expected rate of future inflationary increases.
Income statement and balance sheet sensitivities to changes in the critical accounting estimates and other actuarial assumptions are provided in part (v) of note 16.

NOTES TO THE BANK FINANCIAL STATEMENTS for the year ended 31 December 2022	ADDITIONAL INFORMATION (UNAUDITED)
NOTE 2: CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (continued)
Regulatory and legal provisions

Critical judgements:	Determining the scope of reviews required by regulators
The impact of legal decisions that may be relevant to claims received
Determining whether a reliable estimate is available for obligations arising from past events
Key sources of estimation uncertainty:	The number of future complaints
The proportion of complaints that will be upheld
The average cost of redress
At 31 December 2022, the Bank carried provisions of £140 million (2021: £146 million) against the cost of making redress payments to customers and the related administration costs in connection with historical regulatory breaches.
Determining the amount of the provisions, which represent management’s best estimate of the cost of settling these issues, requires the exercise of significant judgement and estimation. It will often be necessary to form a view on matters which are inherently uncertain, such as the scope of reviews required by regulators, and to estimate the number of future complaints, the extent to which they will be upheld, the average cost of redress and the impact of decisions reached by legal and other review processes that may be relevant to claims received. Consequently the continued appropriateness of the underlying assumptions is reviewed on a regular basis against actual experience and other relevant evidence and adjustments made to the provisions where appropriate.
Management has applied significant judgement in determining the provision required for HBOS Reading; further details are provided in note 29 to the consolidated financial statements.
Fair value of financial instruments

Key source of estimation uncertainty:	Interest rate spreads, earnings multiples and interest rate volatility
At 31 December 2022, the carrying value of the Bank’s financial instrument assets held at fair value was £35,462 million (2021: £36,956 million), and its financial instrument liabilities held at fair value was £19,591 million (2021: £15,923 million).
The Bank’s valuation control framework and a description of level 1, 2 and 3 financial assets and liabilities is set out in note 41(2) to the consolidated financial statements. The valuation techniques for level 3 financial instruments involve management judgement and estimates, the extent of which depends on the complexity of the instrument and the availability of market observable information. In addition, in line with market practice, the Bank applies credit, debit and funding valuation adjustments in determining the fair value of its uncollateralised derivative positions.
Capitalised software enhancements

Critical judgement:	Assessing future trading conditions that could affect the Bank’s business operations
Key source of estimation uncertainty:	Estimated useful life of internally generated capitalised software
At 31 December 2022, the carrying value of the Bank’s capitalised software enhancements was £3,698 million (2021: £3,096 million).
In determining the estimated useful life of capitalised software enhancements, management consider the product's lifecycle and the Bank's technology strategy; assets are reviewed annually to assess whether there is any indication of impairment and to confirm that the remaining estimated useful life is still appropriate. For the year ended 31 December 2022, the amortisation charge was £742 million (2021: £750 million), and at 31 December 2022, the weighted-average remaining estimated useful life of the Bank’s capitalised software enhancements was 4.5 years (2021: 4.7 years). If the Bank reduced by one year the estimated useful life of those assets with a remaining estimated useful life of more than two years at 31 December 2022, the 2023 amortisation charge would be approximately £180 million higher.

NOTES TO THE BANK FINANCIAL STATEMENTS for the year ended 31 December 2022 NOTE 3: FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	ADDITIONAL INFORMATION (UNAUDITED)
These comprise:

	2022 £m	2021 £m
Loans and advances to customers	798	1,121
Corporate and other debt securities	4,192	3,404
Equity shares	4	4
Total	4,994	4,529
At 31 December 2022 £4,517 million (2021: £3,116 million) of financial assets at fair value through profit or loss had a contractual residual maturity of greater than one year.
NOTE 4: DERIVATIVE FINANCIAL INSTRUMENTS
Note 14 to the consolidated financial statements includes a discussion of the types of derivatives held by the Group and the Bank and the strategies for doing so.
The fair values and notional amounts of derivative instruments are set out in the following table:

	2022			2021
	Contract/ notional amount £m	Fair value assets £m	Fair value liabilities £m	Contract/ notional amount £m	Fair value assets £m	Fair value liabilities £m
Trading and other
Exchange rate contracts:
Spot, forwards and futures	17,524	243	369	12,235	143	158
Currency swaps	100,653	1,608	1,710	158,448	965	625
Options purchased	30	1	–	5	–	–
Options written	30	–	1	5	–	–
	118,237	1,852	2,080	170,693	1,108	783
Interest rate contracts:
Interest rate swaps	1,452,104	5,817	7,683	1,160,782	5,710	4,897
Forward rate agreements	–	–	–	21	–	–
Options purchased	1,892	59	–	2,138	20	–
Options written	1,756	–	59	1,220	–	10
	1,455,752	5,876	7,742	1,164,161	5,730	4,907
Credit derivatives	3,323	58	27	4,439	23	102
Equity and other contracts	1	1	–	–	–	–
Total derivative assets/liabilities - trading and other	1,577,313	7,787	9,849	1,339,293	6,861	5,792
Hedging
Derivatives designated as fair value hedges:
Interest rate swaps	50,425	–	497	56,698	22	307
Currency swaps	35	1	–	34	7	–
	50,460	1	497	56,732	29	307
Derivatives designated as cash flow hedges:
Interest rate swaps	47,621	–	–	26,876	–	–
Exchange rate forward rate agreements	85	5	1	415	8	3
	47,706	5	1	27,291	8	3
Total derivative assets/liabilities - hedging	98,166	6	498	84,023	37	310
Total recognised derivative assets/liabilities	1,675,479	7,793	10,347	1,423,316	6,898	6,102

NOTES TO THE FINANCIAL STATEMENTS for the year ended 31 December 2022 NOTE 4: DERIVATIVE FINANCIAL INSTRUMENTS (continued)	ADDITIONAL INFORMATION (UNAUDITED)
Details of the Bank’s hedging instruments are set out below:

	Maturity
At 31 December 2022	Up to 1 month £m	1–3 months £m	3–12 months £m	1–5 years £m	Over 5 years £m	Total £m
Fair value hedges
Interest rate
Cross currency swap
Notional	–	–	–	–	35	35
Average fixed interest rate	–	–	–	–	1.28%
Average EUR/GBP exchange rate	–	–	–	–	1.38
Interest rate swap
Notional	796	486	4,314	23,553	21,276	50,425
Average fixed interest rate	3.20%	2.15%	0.66%	1.90%	1.43%
Cash flow hedges
Foreign exchange
Currency swap
Notional	–	21	52	12	–	85
Average EUR/GBP exchange rate	–	–	–	–	–
Average USD/GBP exchange rate	1.22	1.23	1.28	1.27	–
Interest rate
Interest rate swap
Notional	15	9,549	91	17,008	20,958	47,621
Average fixed interest rate	3.29%	1.62%	3.74%	1.39%	1.09%

	Maturity
At 31 December 2021	Up to 1 month £m	1–3 months £m	3–12 months £m	1–5 years £m	Over 5 years £m	Total £m
Fair value hedges
Interest rate
Cross currency swap
Notional	–	–	–	–	34	34
Average fixed interest rate	–	–	–	–	1.28%
Average EUR/GBP exchange rate	–	–	–	–	1.38
Interest rate swap
Notional	189	1,656	5,271	25,525	24,057	56,698
Average fixed interest rate	1.67%	2.09%	1.71%	1.65%	1.83%
Cash flow hedges
Foreign exchange
Currency swap
Notional	24	33	301	57	–	415
Average EUR/GBP exchange rate	–	–	1.16	1.16	–
Average USD/GBP exchange rate	1.36	1.35	1.37	1.33	–
Interest rate
Interest rate swap
Notional	–	–	8,571	10,115	8,190	26,876
Average fixed interest rate	–	–	0.56%	0.96%	0.74%

NOTES TO THE FINANCIAL STATEMENTS for the year ended 31 December 2022 NOTE 4: DERIVATIVE FINANCIAL INSTRUMENTS (continued)	ADDITIONAL INFORMATION (UNAUDITED)
The carrying amounts of the Bank’s hedging instruments are as follows:

	Carrying amount of the hedging instrument
At 31 December 2022	Contract/ notional amount £m	Assets £m	Liabilities £m	Changes in fair value used for calculating hedge ineffectiveness £m
Fair value hedges
Interest rate
Currency swaps	35	1	–	(2)
Interest rate swaps	50,425	–	497	(76)
Cash flow hedges
Foreign exchange
Currency swaps	85	5	1	26
Interest rate
Interest rate swaps	47,621	–	–	(2,688)

	Carrying amount of the hedging instrument
At 31 December 2021	Contract/ notional amount £m	Assets £m	Liabilities £m	Changes in fair value used for calculating hedge ineffectiveness £m
Fair value hedges
Interest rate
Currency swaps	34	7	–	(2)
Interest rate swaps	56,698	22	307	(294)
Cash flow hedges
Foreign exchange
Currency swaps	415	8	3	(2)
Interest rate
Interest rate swaps	26,876	–	–	(548)
All amounts are held within derivative financial instruments.

NOTES TO THE FINANCIAL STATEMENTS for the year ended 31 December 2022 NOTE 4: DERIVATIVE FINANCIAL INSTRUMENTS (continued)	ADDITIONAL INFORMATION (UNAUDITED)
The Bank’s hedged items are as follows:

	Carrying amount of the hedged item		Accumulated amount of fair value adjustment on the hedged item		Change in fair value of hedged item for ineffectiveness assessment £m	Cash flow hedging reserve
						Continuing hedges £m	Discontinued hedges £m
At 31 December 2022	Assets £m	Liabilities £m	Assets £m	Liabilities £m
Fair value hedges
Interest rate
Fixed rate issuance[1]	–	22,971	–	2,353	2,359
Fixed rate bonds[2]	19,259	–	(1,549)	–	(2,326)
Cash flow hedges
Foreign exchange
Foreign currency issuance[1]					(26)	(1)	15
Interest rate
Customer loans[3]					1,490	(868)	(246)
Central bank balances[4]					1,347	(436)	(904)
Customer deposits[5]					(54)	59	(24)

	Carrying amount of the hedged item		Accumulated amount of fair value adjustment on the hedged item		Change in fair value of hedged item for ineffectiveness assessment £m	Cash flow hedging reserve
						Continuing hedges £m	Discontinued hedges £m
At 31 December 2021	Assets £m	Liabilities £m	Assets £m	Liabilities £m
Fair value hedges
Interest rate
Fixed rate issuance[1]	–	28,870	–	65	1,018
Fixed rate bonds[2]	24,358	–	344	–	(736)
Cash flow hedges
Foreign exchange
Foreign currency issuance[1]					2	(12)	(2)
Interest rate
Customer loans[3]					510	(117)	1,014
Central bank balances[4]					–	–	211
Customer deposits[5]					(42)	10	(67)
1Included within debt securities in issue.
2Included within financial assets at fair value through other comprehensive income.
3Included within loans and advances to customers.
4Included within cash and balances at central banks.
5Included within customer deposits.
The accumulated amount of fair value hedge adjustments remaining in the balance sheet for hedged items that have ceased to be adjusted for hedging gains and losses is an asset of £69 million (2021: asset of £71 million) relating to fixed rate issuances.

NOTES TO THE FINANCIAL STATEMENTS for the year ended 31 December 2022 NOTE 4: DERIVATIVE FINANCIAL INSTRUMENTS (continued)	ADDITIONAL INFORMATION (UNAUDITED)
Gains and losses arising from hedge accounting are summarised as follows:

	Gain (loss) recognised in other comprehensive income £m	Hedge ineffectiveness recognised in the income statement[1] £m	Amounts reclassified from reserves to income statement as:
At 31 December 2022			Hedged cash flows will no longer occur £m	Hedged item affected income statement £m	Income statement line item that includes reclassified amount
Fair value hedges
Interest rate
Fixed rate issuance		(31)
Fixed rate bonds		(14)
Cash flow hedges
Foreign exchange
Foreign currency issuance	26	–	–	1	Interest expense
Interest rate
Customer loans	(1,848)	(36)	–	(162)	Interest income
Central bank balances	(1,354)	–	–	(196)	Interest income
Customer deposits	87	4	–	5	Interest expense

	Gain (loss) recognised in other comprehensive income £m	Hedge ineffectiveness recognised in the income statement[1] £m	Amounts reclassified from reserves to income statement as:
At 31 December 2021			Hedged cash flows will no longer occur £m	Hedged item affected income statement £m	Income statement line item that includes reclassified amount
Fair value hedges
Interest rate
Fixed rate issuance		(7)
Fixed rate bonds		(7)
Cash flow hedges
Foreign exchange
Foreign currency issuance	(3)	–	–	21	Interest expense
Interest rate
Customer loans	(546)	(26)	–	(325)	Interest income
Central bank balances	–	–	–	(113)	Interest income
Customer deposits	111	2	–	18	Interest expense
1Hedge ineffectiveness is included in the income statement within net trading income.
In 2022 and 2021 there were no gains or losses reclassified from the cash flow hedging reserve for which hedge accounting had previously been used but for which the hedged future cash flows are no longer expected to occur.
At 31 December 2022 £6,933 million of total recognised derivative assets of and £8,926 million of total recognised derivative liabilities of (2021: £6,277 million of assets and £5,492 million of liabilities) had a contractual residual maturity of greater than one year.

NOTES TO THE BANK FINANCIAL STATEMENTS for the year ended 31 December 2022 NOTE 5: FINANCIAL ASSETS AT AMORTISED COST	ADDITIONAL INFORMATION (UNAUDITED)
Year ended 31 December 2022

	Gross carrying amount				Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
Loans and advances to banks
At 1 January 2022	4,291	–	–	4,291	–	–	–	–
Exchange and other adjustments	417	–	–	417	–	–	–	–
Transfers to Stage 2	(2)	2	–	–	–	–	–	–
Impact of transfers between stages	(2)	2	–	–	–	–	–	–
					–	–	–	–
Additions and repayments	3,284	1	–	3,285	2	–	–	2
Other changes in credit quality					7	–	–	7
Charge to the income statement					9	–	–	9
At 31 December 2022	7,990	3	–	7,993	9	–	–	9
Allowance for impairment losses	(9)	–	–	(9)
Net carrying amount	7,981	3	–	7,984

Loans and advances to customers
At 1 January 2022	103,110	12,084	2,698	117,892	358	404	414	1,176
Exchange and other adjustments[1]	476	(4)	(23)	449	–	–	(11)	(11)
Transfers to Stage 1	3,024	(2,998)	(26)	–	81	(76)	(5)	–
Transfers to Stage 2	(9,988)	10,187	(199)	–	(24)	47	(23)	–
Transfers to Stage 3	(645)	(893)	1,538	–	(4)	(52)	56	–
Impact of transfers between stages	(7,609)	6,296	1,313	–	(55)	242	81	268
					(2)	161	109	268
Other changes in credit quality					(123)	44	281	202
Additions and repayments	(1,125)	(860)	(690)	(2,675)	57	77	(19)	115
Methodology and model changes					3	12	(47)	(32)
Charge (credit) to the income statement					(65)	294	324	553
Advances written off			(390)	(390)			(390)	(390)
Recoveries of advances written off in previous years			44	44			44	44
At 31 December 2022	94,852	17,516	2,952	115,320	293	698	381	1,372
Allowance for impairment losses	(293)	(698)	(381)	(1,372)
Net carrying amount	94,559	16,818	2,571	113,948
Drawn ECL coverage[2] (%)	0.3	4.0	12.9	1.2

Reverse repurchase agreements
At 31 December 2022	39,259	–	–	39,259
Allowance for impairment losses	–	–	–	–
Net carrying amount	39,259	–	–	39,259
1Exchange and other adjustments includes the impact of movements in exchange rates, discount unwind and derecognising assets as a result of modifications.
2    Allowance for expected credit losses on loans and advances to customers as a percentage of gross loans and advances to customers.

NOTES TO THE BANK FINANCIAL STATEMENTS for the year ended 31 December 2022 NOTE 5: FINANCIAL ASSETS AT AMORTISED COST (continued)	ADDITIONAL INFORMATION (UNAUDITED)

	Gross carrying amount				Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
Debt securities
At 1 January 2022	3,756	–	–	3,756	–	–	–	–
Exchange and other adjustments	179	–	–	179	–	–	–	–
					–	–	–	–
Other changes in credit quality					2	–	–	2
Additions and repayments	2,541	–	–	2,541	3	–	–	3
Charge to the income statement					5	–	–	5
At 31 December 2022	6,476	–	–	6,476	5	–	–	5
Allowance for impairment losses	(5)	–	–	(5)
Net carrying amount	6,471	–	–	6,471

Due from fellow Lloyds Banking Group undertakings
At 31 December 2022	119,402	–	–	119,402
Allowance for impairment losses	(120)	–	–	(120)
Net carrying amount	119,282	–	–	119,282
Total financial assets at amortised cost	267,552	16,821	2,571	286,944
Movements in the allowance for expected credit losses in respect of undrawn balances were as follows:

	Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
Undrawn balances
At 1 January 2022	57	53	4	114
Exchange and other adjustments	–	–	(1)	(1)
Transfers to Stage 1	10	(10)	–	–
Transfers to Stage 2	(5)	5	–	–
Transfers to Stage 3	(1)	(1)	2	–
Impact of transfers between stages	(8)	51	(1)	42
	(4)	45	1	42
Other items taken to the income statement	15	18	(2)	31
Credit to the income statement	11	63	(1)	73
At 31 December 2022	68	116	2	186
The Bank's total impairment allowances were as follows:

	Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
In respect of:
Loans and advances to banks	9	–	–	9
Loans and advances to customers	293	698	381	1,372
Debt securities	5	–	–	5
Due from fellow Lloyds Banking Group undertakings	120	–	–	120
Financial assets at amortised cost	427	698	381	1,506
Provisions in relation to loan commitments and financial guarantees	68	116	2	186
Total	495	814	383	1,692
Expected credit loss in respect of financial assets at fair value through other comprehensive income (memorandum item)	8	–	–	8

NOTES TO THE BANK FINANCIAL STATEMENTS for the year ended 31 December 2022 NOTE 5: FINANCIAL ASSETS AT AMORTISED COST (continued)	ADDITIONAL INFORMATION (UNAUDITED)
Year ended 31 December 2021

	Gross carrying amount				Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
Loans and advances to banks
At 1 January 2021	4,034	–	–	4,034	4	–	–	4
Exchange and other adjustments	20	–	–	20	–	–	–	–
Other changes in credit quality					(3)	–	–	(3)
Additions and repayments	237	–	–	237	(1)	–	–	(1)
Credit to the income statement					(4)	–	–	(4)
At 31 December 2021	4,291	–	–	4,291	–	–	–	–
Allowance for impairment losses	–	–	–	–
Net carrying amount	4,291	–	–	4,291

Loans and advances to customers
At 1 January 2021	101,742	21,494	2,867	126,103	589	974	718	2,281
Exchange and other adjustments[1]	(123)	(12)	(45)	(180)	(1)	–	(10)	(11)
Transfers to Stage 1	8,555	(8,529)	(26)	–	273	(267)	(6)	–
Transfers to Stage 2	(4,514)	4,834	(320)	–	(14)	61	(47)	–
Transfers to Stage 3	(416)	(651)	1,067	–	(7)	(89)	96	–
Impact of transfers between stages	3,625	(4,346)	721	–	(224)	43	62	(119)
					28	(252)	105	(119)
Other changes in credit quality					(107)	(125)	59	(173)
Additions and repayments	(2,134)	(5,052)	(403)	(7,589)	(88)	(208)	(22)	(318)
Methodology and model changes					(63)	15	6	(42)
(Credit) charge to the income statement					(230)	(570)	148	(652)
Advances written off			(490)	(490)			(490)	(490)
Recoveries of advances written off in previous years			48	48			48	48
At 31 December 2021	103,110	12,084	2,698	117,892	358	404	414	1,176
Allowance for impairment losses	(358)	(404)	(414)	(1,176)
Net carrying amount	102,752	11,680	2,284	116,716
Drawn ECL coverage (%)	0.3	3.3	15.3	1.0

Reverse repurchase agreements
At 31 December 2021	49,708	–	–	49,708
Allowance for impairment losses	–	–	–	–
Net carrying amount	49,708	–	–	49,708
1Exchange and other adjustments includes the impact of movements in exchange rates, discount unwind and derecognising assets as a result of modifications.

NOTES TO THE BANK FINANCIAL STATEMENTS for the year ended 31 December 2022 NOTE 5: FINANCIAL ASSETS AT AMORTISED COST (continued)	ADDITIONAL INFORMATION (UNAUDITED)

	Gross carrying amount				Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
Debt securities
At 1 January 2021	4,316	–	–	4,316	1	–	–	1
Exchange and other adjustments	12	–	–	12	(1)	–	–	(1)
Additions and repayments	(572)	–	–	(572)	–	–	–	–
At 31 December 2021	3,756	–	–	3,756	–	–	–	–
Allowance for impairment losses	–	–	–	–
Net carrying amount	3,756	–	–	3,756

Due from fellow Lloyds Banking Group undertakings
At 31 December 2021	108,445	–	–	108,445
Allowance for impairment losses	(21)	–	–	(21)
Net carrying amount	108,424	–	–	108,424
Total financial assets at amortised cost	268,931	11,680	2,284	282,895
Movements in the allowance for expected credit losses in respect of undrawn balances were as follows:

	Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
Undrawn balances
At 1 January 2021	102	135	8	245
Exchange and other adjustments	–	3	–	3
Transfers to Stage 1	46	(46)	–	–
Transfers to Stage 2	(4)	4	–	–
Transfers to Stage 3	(1)	(3)	4	–
Impact of transfers between stages	(41)	9	(2)	(34)
	–	(36)	2	(34)
Other items taken to the income statement	(45)	(49)	(6)	(100)
Charge to the income statement	(45)	(85)	(4)	(134)
At 31 December 2021	57	53	4	114
The Bank's total impairment allowances were as follows:

	Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
In respect of:
Loans and advances to banks	–	–	–	–
Loans and advances to customers	358	404	414	1,176
Debt securities	–	–	–	–
Due from fellow Lloyds Banking Group undertakings	21	–	–	21
Financial assets at amortised cost	379	404	414	1,197
Provisions in relation to loan commitments and financial guarantees	57	53	4	114
Total	436	457	418	1,311
Expected credit loss in respect of financial assets at fair value through other comprehensive income (memorandum item)	2	–	–	2
The movement tables are compiled by comparing the position at 31 December to that at the beginning of the year. Transfers between stages are deemed to have taken place at the start of the reporting period, with all other movements shown in the stage in which the asset is held at 31 December.
Additions and repayments comprise new loans originated and repayments of outstanding balances throughout the reporting period. Loans which are written off in the period are first transferred to Stage 3 before acquiring a full allowance and subsequent write-off.
At 31 December 2022 £1,146 million (2021: £2,142 million) of loans and advances to banks, £89,440 million (2021: £92,907 million) of loans and advances to customers, and £5,936 million (2021: £2,541 million) of debt securities had a contractual residual maturity of greater than one year.

NOTES TO THE BANK FINANCIAL STATEMENTS for the year ended 31 December 2022 NOTE 6: FINANCE LEASES AND HIRE PURCHASE RECEIVABLES	ADDITIONAL INFORMATION (UNAUDITED)
The Bank's finance lease and hire purchase receivables are classified as loans and advances to customers and accounted for at amortised cost. These balances are analysed as follows:

	Finance leases		Hire purchase
	2022 £m	2021 £m	2022 £m	2021 £m
Not later than 1 year	1	3	2,275	527
Later than 1 year and not later than 2 years	6	2	197	647
Later than 2 years and not later than 3 years	–	15	446	841
Later than 3 years and not later than 4 years	–	–	127	577
Later than 4 years and not later than 5 years	–	–	60	383
Later than 5 years	–	–	9	83
Gross investment	7	20	3,114	3,058
Unearned future finance income	–	–	(52)	(46)
Rentals received in advance	–	–	(99)	(78)
Net investment	7	20	2,963	2,934
The net investment represents amounts recoverable as follows:

	Finance leases		Hire purchase
	2022 £m	2021 £m	2022 £m	2021 £m
Not later than 1 year	1	3	2,161	435
Later than 1 year and not later than 2 years	6	2	182	634
Later than 2 years and not later than 3 years	–	15	435	832
Later than 3 years and not later than 4 years	–	–	121	572
Later than 4 years and not later than 5 years	–	–	55	379
Later than 5 years	–	–	9	82
Net investment	7	20	2,963	2,934
Equipment leased to customers under finance leases relates to structured financing transactions to fund the purchase of property, plant and equipment, office equipment and other items, and hire purchase receivables relate to financing transactions to fund the purchase of motor vehicles. There was an allowance for hire purchase receivables included in the allowance for impairment losses of £21 million (2021: £15 million).
NOTE 7: FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	2022 £m	2021 £m
Debt securities:
Government securities	11,077	14,445
Asset-backed securities	87	–
Corporate and other debt securities	11,511	11,084
	22,675	25,529
Total financial assets at fair value through other comprehensive income	22,675	25,529
At 31 December 2022 £20,595 million (2021: £23,081 million) of financial assets at fair value through other comprehensive income had a contractual residual maturity of greater than one year.
All assets were assessed at Stage 1 at 31 December 2021 and 2022.

NOTES TO THE BANK FINANCIAL STATEMENTS for the year ended 31 December 2022 NOTE 8: OTHER INTANGIBLE ASSETS	ADDITIONAL INFORMATION (UNAUDITED)

Capitalised software enhancements £m
Cost:
At 1 January 2021	5,131
Additions	886
Disposals and write-offs	(321)
At 31 December 2021	5,696
Additions	1,335
Disposals	(152)
At 31 December 2022	6,879
Accumulated amortisation:
At 1 January 2021	2,171
Exchange and other adjustments	–
Charge for the year	750
Disposals and write-offs	(321)
At 31 December 2021	2,600
Exchange and other adjustments	(9)
Charge for the year	742
Disposals	(152)
At 31 December 2022	3,181
Balance sheet amount at 31 December 2022	3,698
Balance sheet amount at 31 December 2021	3,096
NOTE 9: INVESTMENT IN SUBSIDIARY UNDERTAKINGS

	2022 £m	2021 £m
At 1 January	30,588	33,353
Additions and capital injections	–	11
Capital contributions	1,875	36
Capital repayments	(32)	(2,576)
Disposals	(1,234)	(236)
At 31 December	31,197	30,588
Certain subsidiary companies currently have insufficient distributable reserves to make dividend payments, however, there were no further significant restrictions on any of the Bank’s subsidiaries in paying dividends or repaying loans and advances. All regulated banking subsidiaries are required to maintain capital at levels agreed with the regulators; this may impact those subsidiaries’ ability to make distributions.
NOTE 10: OTHER ASSETS

	2022 £m	2021 £m
Property, plant and equipment:
Premises	466	509
Equipment	1,121	1,372
Right-of-use assets (note 11)	626	690
	2,213	2,571
Settlement balances	52	51
Prepayments	575	488
Other assets	246	363
Total other assets	3,086	3,473

NOTES TO THE BANK FINANCIAL STATEMENTS for the year ended 31 December 2022 NOTE 11: LESSEE DISCLOSURES	ADDITIONAL INFORMATION (UNAUDITED)
The table below sets out the movement in the Bank's right-of-use assets, which are primarily in respect of premises, and are recognised within other assets (note 10).

	2022 £m	2021 £m
At 1 January	690	778
Exchange and other adjustments	–	(9)
Additions	80	54
Disposals	(12)	(4)
Depreciation charge for the year	(132)	(129)
At 31 December	626	690
The Bank's lease liabilities are recognised within other liabilities (note 15). The maturity analysis of the Bank's lease liabilities on an undiscounted basis is set out in the liquidity risk section of note 25. The total cash outflow for leases in the year ended 31 December 2022 was £107 million (2021: £135 million).
NOTE 12: FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	2022 £m	2021 £m
Liabilities designated at fair value through profit or loss: debt securities in issue	9,244	9,821
At 31 December 2022 £8,904 million (2021: £9,543 million) of financial liabilities at fair value through profit or loss had a contractual residual maturity of greater than one year.
Liabilities designated at fair value through profit or loss primarily represent debt securities in issue which either contain substantive embedded derivatives which would otherwise need to be recognised and measured at fair value separately from the related debt securities, or which are accounted for at fair value to significantly reduce an accounting mismatch.
The Bank has £4,112 million (2021: £3,317 million) of debt securities in issue which are accounted for at fair value to significantly reduce an accounting mismatch. The changes in the credit risk of these liabilities are linked to the changes in credit risk on corresponding assets that the Bank holds at fair value through profit or loss, representing debt securities issued by subsidiaries. Given the economic relationship between these assets and liabilities, the Bank presents changes in the credit risk of these liabilities in profit or loss in order to avoid creating or enlarging an accounting mismatch.
NOTE 13: DEBT SECURITIES IN ISSUE

	2022 £m	2021 £m
Senior unsecured notes issued	16,683	19,916
Covered bonds	13,485	15,809
Certificates of deposit issued	1,607	290
Securitisation notes	278	176
Commercial paper	7,766	2,248
Total debt securities in issue	39,819	38,439
At 31 December 2022 £23,301 million (2021: £26,967 million) of debt securities in issue had a contractual residual maturity of greater than one year.

NOTES TO THE BANK FINANCIAL STATEMENTS for the year ended 31 December 2022 NOTE 14: DEFERRED TAX	ADDITIONAL INFORMATION (UNAUDITED)
The Bank’s deferred tax assets and liabilities are as follows:

Statutory position	2022 £m	2021 £m	Tax disclosure	2022 £m	2021 £m
Deferred tax assets	3,556	2,434	Deferred tax assets	4,361	3,861
Deferred tax liabilities	–	–	Deferred tax liabilities	(805)	(1,427)
Asset at 31 December	3,556	2,434	Asset at 31 December	3,556	2,434
The statutory position reflects the deferred tax assets and liabilities as disclosed in the Bank balance sheet and takes into account the ability of the Bank to net assets and liabilities where there is a legally enforceable right of offset. The tax disclosure of deferred tax assets and liabilities ties to the amounts outlined in the tables below which splits the deferred tax assets and liabilities by type, before such netting.
Movements in deferred tax assets and liabilities (before taking into consideration the offsetting of balances within the same taxing jurisdiction) can be summarised as follows:

Deferred tax assets	Tax losses £m	Property, plant and equipment £m	Provisions £m	Share-based payments £m	Pension liabilities £m	Derivatives £m	Asset revaluations £m	Other temporary differences £m	Total £m
At 1 January 2021	2,507	305	160	18	30	–	–	22	3,042
Credit (charge) to the income statement	683	101	14	(8)	6	–	–	(13)	783
Credit to other comprehensive income	–	–	36	–	–	–	–	–	36
At 31 December 2021	3,190	406	210	10	36	–	–	9	3,861
Credit (charge) to the income statement	(29)	(74)	106	(3)	(16)	(316)	2	16	(314)
Credit (charge) to other comprehensive income	–	–	(155)	–	–	989	–	–	834
At 31 December 2022	3,161	332	161	7	20	673	2	25	4,381

Deferred tax liabilities			Capitalised software enhancements £m		Pension assets £m	Derivatives £m	Asset revaluations[1] £m	Other temporary differences £m	Total £m
At 1 January 2021				(212)	(207)	(505)	(5)	(4)	(933)
Charge to the income statement				(44)	(8)	(1)	(1)	–	(54)
(Charge) credit to other comprehensive income				–	(584)	190	(46)	–	(440)
At 31 December 2021				(256)	(799)	(316)	(52)	(4)	(1,427)
(Charge) credit to the income statement				110	19	316	(1)	(94)	350
Credit to other comprehensive income				–	199	–	53	–	252
At 31 December 2022				(146)	(581)	–	–	(98)	(825)
1Financial assets at fair value through other comprehensive income.
At 31 December 2022 the Bank carried deferred tax assets of £3,556 million (2021: £2,434 million) principally relating to tax losses carried forward.
Estimation of income taxes includes the assessment of recoverability of deferred tax assets. Deferred tax assets are only recognised to the extent that they are considered more likely than not to be recoverable based on existing tax laws and forecasts of future taxable profits against which the underlying tax deductions can be utilised. The Bank has recognised a deferred tax asset of £3,161 million (2021: £3,190 million) in respect of trading losses carried forward, this will be utilised as taxable profits arise.
Deferred tax not recognised
Deferred tax assets of £118 million (2021: £116 million have not been recognised in respect of £467 million of UK tax losses and other temporary differences which can only be used to offset future capital gains. UK capital losses can be carried forward indefinitely.
No deferred tax has been recognised in respect of foreign trade losses where it is not more likely than not that we will be able to utilise them in future periods. Of the asset not recognised, £16 million (2021: £nil) relates to losses that will expire if not used within 20 years, and £5 million (2021: £3 million) relates to losses with no expiry date.
As a result of parent company exemptions on dividends from subsidiaries and on capital gains on disposal there are no significant taxable temporary differences associated with investments in subsidiaries, branches, associates and joint arrangements.
NOTE 15: OTHER LIABILITIES

	2022 £m	2021 £m
Settlement balances	59	51
Lease liabilities	706	777
Other creditors and accruals	2,495	2,300
Total other liabilities	3,260	3,128
The maturity analysis of the Bank's lease liabilities on an undiscounted basis is set out in the liquidity risk section of note 25.

NOTES TO THE BANK FINANCIAL STATEMENTS for the year ended 31 December 2022 NOTE 16: RETIREMENT BENEFIT OBLIGATIONS	ADDITIONAL INFORMATION (UNAUDITED)

	2022 £m	2021 £m
Amounts recognised in the balance sheet
Retirement benefit assets	2,075	2,420
Retirement benefit obligations	(50)	(101)
Total amounts recognised in the balance sheet	2,025	2,319
The total amounts recognised in the balance sheet relate to:

	2022 £m	2021 £m
Defined benefit pension schemes	2,046	2,384
Other post-retirement benefit schemes	(21)	(65)
Total amounts recognised in the balance sheet	2,025	2,319
Pension schemes
Defined benefit schemes
(i)Characteristics of and risks associated with the Bank’s schemes
Note 27 to the consolidated financial statements outlines the characteristics of and risks associated with the Group's and the Bank's defined benefit pension schemes; the two significant schemes for the Bank are the Lloyds Bank Pension Scheme No. 1 and the Lloyds Bank Pension Scheme No. 2.
(ii)    Amounts in the financial statements

	2022 £m	2021 £m
Amount included in the balance sheet
Present value of funded obligations	(18,485)	(29,222)
Fair value of scheme assets	20,531	31,606
Net amount recognised in the balance sheet	2,046	2,384

	2022 £m	2021 £m
Net amount recognised in the balance sheet
At 1 January	2,384	727
Net defined benefit pension charge	(53)	(113)
Actuarial gains on defined benefit obligation	10,027	553
Return on plan assets	(11,919)	397
Employer contributions	1,605	821
Exchange and other adjustments	2	(1)
At 31 December	2,046	2,384

	2022 £m	2021 £m
Movements in the defined benefit obligation
At 1 January	(29,222)	(30,597)
Current service cost	(82)	(100)
Interest expense	(560)	(435)
Remeasurements:
Actuarial losses – experience	(635)	(431)
Actuarial gains (losses) – demographic assumptions	178	(82)
Actuarial gains – financial assumptions	10,484	1,066
Benefits paid	1,369	1,361
Past service cost	(2)	(4)
Settlements	–	1
Exchange and other adjustments	(15)	(1)
At 31 December	(18,485)	(29,222)

NOTES TO THE BANK FINANCIAL STATEMENTS for the year ended 31 December 2022 NOTE 16: RETIREMENT BENEFIT OBLIGATIONS (continued)	ADDITIONAL INFORMATION (UNAUDITED)

	2022 £m	2021 £m
Analysis of the defined benefit obligation
Active members	(1,730)	(3,085)
Deferred members	(5,184)	(9,527)
Pensioners	(10,618)	(15,238)
Dependants	(953)	(1,372)
At 31 December	(18,485)	(29,222)

	2022 £m	2021 £m
Changes in the fair value of scheme assets
At 1 January	31,606	31,324
Return on plan assets excluding amounts included in interest income	(11,919)	397
Interest income	612	450
Employer contributions	1,605	821
Benefits paid	(1,369)	(1,361)
Settlements	–	(1)
Administrative costs paid	(21)	(24)
Exchange and other adjustments	17	–
At 31 December	20,531	31,606
(iii)    Composition of scheme assets

	2022			2021
	Quoted £m	Unquoted £m	Total £m	Quoted £m	Unquoted £m	Total £m
Equity instruments	4	31	35	424	24	448
Debt instruments[1]:
Fixed interest government bonds	1,527	–	1,527	4,346	–	4,346
Index-linked government bonds	8,527	–	8,527	14,407	–	14,407
Corporate and other debt securities	2,400	–	2,400	8,105	–	8,105
	12,454	–	12,454	26,858	–	26,858
Pooled investment vehicles	267	12,888	13,155	800	8,942	9,742
Money market instruments, cash, derivatives and other assets and liabilities	325	(5,438)	(5,113)	(154)	(5,288)	(5,442)
At 31 December	13,050	7,481	20,531	27,928	3,678	31,606
1Of the total debt instruments £11,077 million (2021: £23,627 million) were investment grade (credit ratings equal to or better than ‘BBB’).
The assets of all of the funded plans are held independently of the Bank’s assets in separate trustee-administered funds.
The pension schemes’ pooled investment vehicles comprise:

	2022 £m	2021 £m
Equity funds	1,022	2,616
Hedge and mutual funds	161	934
Alternative credit funds	1,433	2,476
Property funds	1,208	1,151
Infrastructure funds	471	645
Liquidity funds	8,564	1,488
Bond and debt funds	296	432
At 31 December	13,155	9,742
The Trustee’s approach to investment is focused on acting in the members’ best financial interests, with the integration of ESG (Environmental, Social and Governance) considerations into investment management processes and practices. This policy is reviewed annually (or more frequently as required) and has been shared with the schemes’ investment managers for implementation.
Climate change is one of the risks the schemes manage given its potential financial impact on valuation of assets.

NOTES TO THE BANK FINANCIAL STATEMENTS for the year ended 31 December 2022 NOTE 16: RETIREMENT BENEFIT OBLIGATIONS (continued)	ADDITIONAL INFORMATION (UNAUDITED)
(iv)    Assumptions
Note 27 to the consolidated financial statements includes details of the assumptions used in the valuations of the Group's and the Bank's defined benefit pension schemes, including information on anticipated life expectancy.
(v)    Amount, timing and uncertainty of future cash flows
Risk exposure of the defined benefit schemes
Note 27 to the consolidated financial statements includes details of the significant risks faced by the Group and the Bank in relation to their defined benefit schemes.
Sensitivity analysis
The effect of reasonably possible changes in key assumptions on the value of scheme liabilities and the resulting pension charge in the Bank’s income statement and on the net defined benefit pension scheme asset, for the Bank’s two most significant schemes, is set out below. The sensitivities provided assume that all other assumptions and the value of the schemes’ assets remain unchanged, and are not intended to represent changes that are at the extremes of possibility. The calculations are approximate in nature and full detailed calculations could lead to a different result. It is unlikely that isolated changes to individual assumptions will be experienced in practice. Due to the correlation of assumptions, aggregating the effects of these isolated changes may not be a reasonable estimate of the actual effect of simultaneous changes in multiple assumptions.

	Effect of reasonably possible alternative assumptions
	Increase (decrease) in the income statement charge		(Increase) decrease in the net defined benefit pension scheme surplus
	2022 £m	2021 £m	2022 £m	2021 £m
Inflation (including pension increases)[1]:
Increase of 0.1 per cent	9	7	167	309
Decrease of 0.1 per cent	(8)	(7)	(159)	(306)
Discount rate[2]:
Increase of 0.1 per cent	(15)	(14)	(239)	(480)
Decrease of 0.1 per cent	15	13	243	492
Expected life expectancy of members:
Increase of one year	26	27	505	1,253
Decrease of one year	(26)	(26)	(517)	(1,200)
1    At 31 December 2022, the assumed rate of RPI inflation is 3.13 per cent and CPI inflation 2.69 per cent (2021: RPI 3.21 per cent and CPI 2.92 per cent).
2    At 31 December 2022, the assumed discount rate is 4.93 per cent (2021: 1.94 per cent).
Sensitivity analysis method and assumptions
The sensitivity analysis above reflects the impact on the liabilities of the Bank’s two most significant schemes which account for over 98 per cent of the Bank’s defined benefit obligations. While differences in the underlying liability profiles for the remainder of the Bank’s pension arrangements mean that they may exhibit slightly different sensitivities to variations in these assumptions, the sensitivities provided above are indicative of the impact across the Bank as a whole.
The inflation assumption sensitivity applies to the assumed rate of increase in both the Consumer Price Index (CPI) and the Retail Price Index (RPI), and includes the impact on the rate of increases to pensions, both before and after retirement. These pension increases are linked to inflation (either CPI or RPI) subject to certain minimum and maximum limits.
The sensitivity analysis (including the inflation sensitivity) does not include the impact of any change in the rate of salary increases as pensionable salaries have been frozen since 2 April 2014.
The life expectancy assumption has been applied by allowing for an increase/decrease in life expectation from age 60 of one year, based upon the approximate weighted average age for each scheme. While this is an approximate approach and will not give the same result as a one year increase in life expectancy at every age, it provides an appropriate indication of the potential impact on the schemes from changes in life expectancy.
There was no change in the methods and assumptions used in preparing the sensitivity analysis from the prior year.

NOTES TO THE BANK FINANCIAL STATEMENTS for the year ended 31 December 2022 NOTE 16: RETIREMENT BENEFIT OBLIGATIONS (continued)	ADDITIONAL INFORMATION (UNAUDITED)
Asset-liability matching strategies
Note 27 to the consolidated financial statements includes a discussion of the measures taken by the Group and the Bank to match scheme assets and liabilities.
Maturity profile of defined benefit obligation
The following table provides information on the weighted average duration of the defined benefit pension obligation and the distribution and timing of benefit payments:

	2022 Years	2021 Years
Duration of the defined benefit obligation	14	16
Maturity analysis of benefits expected to be paid:

	2022 £m	2021 £m
Within 12 months	994	940
Between 1 and 2 years	1,021	1,013
Between 2 and 5 years	3,217	3,188
Between 5 and 10 years	5,985	6,029
Between 10 and 15 years	5,923	6,170
Between 15 and 25 years	10,706	11,499
Between 25 and 35 years	7,273	7,925
Between 35 and 45 years	3,053	3,485
In more than 45 years	606	774
Maturity analysis method and assumptions
The projected benefit payments are based on the assumptions underlying the assessment of the obligations, including allowance for expected future inflation. They are shown in their undiscounted form and therefore appear large relative to the discounted assessment of the defined benefit obligations recognised in the Bank’s balance sheet. They are in respect of benefits that have been accrued prior to the respective year-end date only and make no allowance for any benefits that may have been accrued subsequently.
Defined contribution schemes
The Bank operates a number of defined contribution pension schemes in the UK and overseas, principally Your Tomorrow and the defined contribution sections of the Lloyds Bank Pension Scheme No. 1.
Other post-retirement benefit schemes
The Bank operates a number of schemes which provide post-retirement healthcare benefits to certain employees, retired employees and their dependants. Under the principal scheme the Bank has undertaken to meet the cost of post-retirement healthcare for all eligible former employees (and their dependants) who retired prior to 1 January 1996. The Bank has entered into an insurance contract to provide these benefits and a provision has been made for the estimated cost of future insurance premiums payable.
For the principal post-retirement healthcare scheme, the latest actuarial valuation of the liability was carried out at 31 December 2022 by qualified independent actuaries. The principal assumptions used were as set out in note 27 to the consolidated financial statements.
Movements in the other post-retirement benefits obligation:

	2022 £m	2021 £m
At 1 January	(65)	(68)
Actuarial gains	44	1
Insurance premiums paid	2	2
Charge for the year	(1)	(1)
Exchange and other adjustments	(1)	1
At 31 December	(21)	(65)

NOTES TO THE BANK FINANCIAL STATEMENTS for the year ended 31 December 2022 NOTE 17: SUBORDINATED LIABILITIES	ADDITIONAL INFORMATION (UNAUDITED)

	Preferred securities £m	Undated £m	Dated £m	Total £m
At 1 January 2021	1,572	414	5,765	7,751
Issued in the year:
3.916% Subordinated Fixed Rate Notes 2048 (US$1,500 million)	–	–	1,074	1,074
3.724% Dated Subordinated Fixed Rate Reset notes 2041 (£500 million)	–	–	888	888
2.754% Dated Subordinated Fixed Rate Reset notes 2032 (US$1,750 million)	–	–	1,300	1,300
	–	–	3,262	3,262
Repurchases and redemptions during the year[1]:
Series 2 (US$500 million)	–	(94)	–	(94)
Series 3 (US$600 million)	–	(120)	–	(120)
Series 1 (US$750 million)	–	(96)	–	(96)
4.553% Subordinated Fixed Rate Note 2021 (US$1,500 million)	–	–	(1,122)	(1,122)
4.293% Subordinated Fixed Rate Note 2021 (US$824 million)	–	–	(612)	(612)
4.503% Subordinated Fixed Rate Note 2021 (US$1,353 million)	–	–	(1,004)	(1,004)
	–	(310)	(2,738)	(3,048)
Foreign exchange movements	17	(1)	(40)	(24)
Other movements (cash and non-cash)	37	(1)	(70)	(34)
At 31 December 2021	1,626	102	6,179	7,907
Issued in the year:
8.133% Dated Subordinated Fixed Rate Reset notes 2033 (US$1,000 million)	–	–	837	837
Repurchases and redemptions during the year[1]:
12% Fixed to Floating Rate Perpetual Tier 1 Capital Securities callable 2024 (US$2,000 million)	(1,399)	–	–	(1,399)
13% Sterling Step-up Perpetual Capital Securities callable 2029 (£700 million)	(221)	–	–	(221)
7.625% Dated Subordinated Notes 2025 (£750 million)	–	–	(502)	(502)
	(1,620)	–	(502)	(2,122)
Foreign exchange movements	(6)	–	445	439
Other movements (cash and non-cash)	–	–	(1,141)	(1,141)
At 31 December 2022	–	102	5,818	5,920
1Issuances in the year generated cash inflows of £837 million (2021: £3,262 million); the repurchases and redemptions resulted in cash outflows of £2,156 million (2021: £3,049 million).
2    Other movements include cash payments in respect of interest on subordinated liabilities in the year amounted to £290 million (2021: £423 million) offset by the interest expense in respect of subordinated liabilities of £300 million (2021: £484 million).
Certain of the above securities were issued or redeemed under exchange offers, which did not result in an extinguishment of the original financial liability for accounting purposes.
These securities will, in the event of the winding-up of the issuer, be subordinated to the claims of depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities. The subordination of specific subordinated liabilities is determined in respect of the issuer and any guarantors of that liability. The claims of holders of preference shares and preferred securities are generally junior to those of the holders of undated subordinated liabilities, which in turn are junior to the claims of holders of the dated subordinated liabilities. The Bank has not had any defaults of principal, interest or other breaches with respect to its subordinated liabilities during 2022 (2021: none).
NOTE 18: SHARE CAPITAL, SHARE PREMIUM AND OTHER EQUITY INSTRUMENTS
Details of the Bank’s share capital, share premium account and other equity instruments are as set out in notes 31, 32 and 35 to the consolidated financial statements.

NOTES TO THE BANK FINANCIAL STATEMENTS for the year ended 31 December 2022 NOTE 19: OTHER RESERVES	ADDITIONAL INFORMATION (UNAUDITED)

	2022 £m	2021 £m	2020 £m
Revaluation reserve in respect of debt securities held at fair value through other comprehensive income	(4)	105	14
Revaluation reserve in respect of equity shares held at fair value through other comprehensive income	–	–	–
Cash flow hedging reserve	(1,732)	720	1,367
Foreign currency translation reserve	2	(1)	1
At 31 December	(1,734)	824	1,382
The revaluation reserves in respect of debt securities and equity shares held at fair value through other comprehensive income represent the cumulative after-tax unrealised change in the fair value of financial assets so classified since initial recognition; or in the case of financial assets obtained on acquisitions of businesses, since the date of acquisition.
The cash flow hedging reserve represents the cumulative after-tax gains and losses on effective cash flow hedging instruments that will be reclassified to the income statement in the periods in which the hedged item affects profit or loss.
The foreign currency translation reserve represents the cumulative after-tax gains and losses on the translation of foreign operations and exchange differences arising on financial instruments designated as hedges of the Bank’s net investment in foreign operations.
Movements in other reserves were as follows:

Revaluation reserve in respect of debt securities held at fair value through other comprehensive income	2022 £m	2021 £m	2020 £m
At 1 January	105	14	103
Change in fair value	(50)	139	12
Deferred tax	23	(47)	(8)
Current tax	–	–	–
	(27)	92	4
Income statement transfers in respect of disposals	(118)	(2)	(138)
Deferred tax	30	–	44
	(88)	(2)	(94)
Impairment recognised in the income statement	6	1	1
At 31 December	(4)	105	14

Revaluation reserve in respect of equity shares held at fair value through other comprehensive income	2022 £m	2021 £m	2020 £m
At 1 January	–	–	–
Change in fair value	–	–	–
Deferred tax	(1)	1	4
	(1)	1	4
Realised gains and losses transferred to retained profits	–	–	–
Deferred tax	1	(1)	(4)
	1	(1)	(4)
At 31 December	–	–	–

Cash flow hedging reserve	2022 £m	2021 £m	2020 £m
At 1 January	720	1,367	1,607
Change in fair value of hedging derivatives	(3,089)	(438)	85
Deferred tax	894	82	(66)
	(2,195)	(356)	19
Net income statement transfers	(352)	(399)	(355)
Deferred tax	95	108	96
	(257)	(291)	(259)
At 31 December	(1,732)	720	1,367

Foreign currency translation reserve	2022 £m	2021 £m	2020 £m
At 1 January	(1)	1	–
Currency translation differences arising in the year	3	(2)	1
At 31 December	2	(1)	1

NOTES TO THE BANK FINANCIAL STATEMENTS for the year ended 31 December 2022 NOTE 20: RETAINED PROFITS	ADDITIONAL INFORMATION (UNAUDITED)

	2022 £m	2021 £m	2020 £m
At 1 January	43,681	42,677	42,470
Profit attributable to ordinary shareholders (see below)	3,276	3,249	224
Post-retirement defined benefit scheme remeasurements	(1,232)	556	(102)
Gains and losses attributable to own credit risk (net of tax)	364	(52)	(55)
Dividends paid[1]	–	(2,900)	–
Issue of other equity instruments	–	(1)	–
Repurchases and redemptions of other equity instruments	–	(9)	–
Capital contributions received	221	164	140
Return of capital contributions	(4)	(4)	(4)
Realised gains and losses on equity shares held at fair value through other comprehensive income	(1)	1	4
At 31 December	46,305	43,681	42,677
1Details of the Bank’s dividends are as set out in note 36 to the consolidated financial statements.
The profit after tax of the Bank was arrived at as follows:

	2022 £m	2021 £m	2020 £m
Net interest income	7,605	4,606	4,519
Net fee and commission income	800	848	655
Dividends received	1,850	1,391	44
Net trading and other operating income	1,027	1,956	2,952
Other income	3,677	4,195	3,651
Total income	11,282	8,801	8,170
Operating expenses	(6,430)	(6,273)	(5,828)
Impairment (charge) credit	(745)	773	(1,898)
Profit before tax	4,107	3,301	444
Tax (expense) credit	(590)	292	197
Profit for the year	3,517	3,593	641

Profit attributable to ordinary shareholders	3,276	3,249	224
Profit attributable to other equity holders	241	344	417
Profit for the year	3,517	3,593	641

NOTES TO THE BANK FINANCIAL STATEMENTS for the year ended 31 December 2022 NOTE 21: RELATED PARTY TRANSACTIONS	ADDITIONAL INFORMATION (UNAUDITED)
Key management personnel
The key management personnel of the Group and the Bank are the same. The relevant disclosures are given in note 38 to the consolidated financial statements.
Balances and transactions with fellow Lloyds Banking Group undertakings
Balances and transactions between members of the Lloyds Bank Group
The Bank, as a result of its position as parent of a banking group, has a large number of transactions with various of its subsidiary undertakings; these are included on the balance sheet of the Bank as follows:

	2022 £m	2021 £m
Assets, included within:
Financial assets at fair value through profit or loss	4,192	3,404
Derivative financial instruments	4,566	3,299
Financial assets at amortised cost: due from fellow Lloyds Banking Group undertakings	118,689	107,907
	127,447	114,610
Liabilities, included within:
Due to fellow Lloyds Banking Group undertakings	17,891	21,540
Derivative financial instruments	5,076	2,508
Debt securities in issue	79	59
	23,046	24,107
Due to the size and volume of transactions passing through these accounts, it is neither practical nor meaningful to disclose information on gross inflows and outflows. During 2022 the Bank earned interest income on the above asset balances of £3,423 million (2021: £1,933 million; 2020: £1,995 million) and incurred interest expense on the above liability balances of £787 million (2021: £327 million; 2020: £336 million).
In addition, the Bank raised recharges of £2,099 million (2021: £1,609 million; 2020: £1,403 million) on its subsidiaries in respect of costs incurred and also received fees of £22 million (2021: £70 million; 2020: £56 million), and paid fees of £6 million (2021: £31 million; 2020: £26 million), for various services provided between the Bank and its subsidiaries.
During the year the Bank transferred direct ownership of its subsidiary MBNA Limited to Bank of Scotland plc, also a subsidiary of the Bank, for a cash consideration of £1 with the remainder funded by a capital contribution of £1,229 million from the Bank.
Details of contingent liabilities and commitments entered into on behalf of fellow Lloyds Banking Group undertakings are given in note 39.
Balances and transactions with Lloyds Banking Group plc and fellow subsidiaries of the Bank
The Bank has balances due to and from the Bank’s parent company, Lloyds Banking Group plc and fellow subsidiaries of the Bank. These are included on the Group's balance sheet as follows:

	2022 £m	2021 £m
Assets, included within:
Derivative financial instruments	1,120	634
Financial assets at amortised cost: due from fellow Lloyds Banking Group undertakings	593	517
	1,713	1,151
Liabilities, included within:
Due to fellow Lloyds Banking Group undertakings	2,451	1,332
Financial liabilities at fair value through profit or loss	4,112	3,318
Derivative financial instruments	1,033	633
Debt securities in issue	13,380	14,650
Subordinated liabilities	6,618	5,311
	27,594	25,244
These balances include Lloyds Banking Group plc’s banking arrangements and, due to the size and volume of transactions passing through these accounts, it is neither practical nor meaningful to disclose information on gross inflows and outflows. During 2022 the Bank earned £11 million interest income on the above asset balances (2021: £11 million; 2020: £5 million) and the Bank incurred £570 million interest expense on the above liability balances (2021: £468 million; 2020: £461 million).
Other related party transactions
Related party information in respect of other related party transactions is given in note 38 to the consolidated financial statements.

NOTES TO THE BANK FINANCIAL STATEMENTS for the year ended 31 December 2022 NOTE 22: CONTINGENT LIABILITIES, COMMITMENTS AND GUARANTEES	ADDITIONAL INFORMATION (UNAUDITED)
Note 39 to the consolidated financial statements outlines the significant contingent liabilities of the Group and the Bank, other than those arising from the banking business which are detailed below.
Contingent liabilities, commitments and guarantees arising from the banking business

	2022 £m	2021 £m
Contingent liabilities
Acceptances and endorsements	58	21
Other:
Other items serving as direct credit substitutes	779	375
Performance bonds, including letters of credit, and other transaction-related contingencies	1,966	1,681
	2,745	2,056
Total contingent liabilities	2,803	2,077

	2022 £m	2021 £m
Incurred on behalf of fellow Lloyds Banking Group undertakings	–	–
The contingent liabilities of the Bank arise in the normal course of banking business and it is not practicable to quantify their future financial effect.

	2022 £m	2021 £m
Commitments and guarantees
Forward asset purchases and forward deposits placed	39	55
Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year original maturity:
Mortgage offers made	1,135	1,001
Other commitments and guarantees	24,955	29,871
	26,090	30,872
1 year or over original maturity	34,620	27,063
Total commitments and guarantees	60,749	57,990

	2022 £m	2021 £m
Incurred on behalf of fellow Lloyds Banking Group undertakings	3,141	3,055
Of the amounts shown above in respect of undrawn formal standby facilities, credit lines and other commitments to lend, £34,788 million (2021: £30,653 million) was irrevocable.

NOTES TO THE BANK FINANCIAL STATEMENTS for the year ended 31 December 2022 NOTE 23: FINANCIAL INSTRUMENTS	ADDITIONAL INFORMATION (UNAUDITED)
(1)Measurement basis of financial assets and liabilities
The accounting policies in note 2 to the consolidated financial statements describe how different classes of financial instruments are measured, and how income and expenses, including fair value gains and losses, are recognised. The following table analyses the carrying amounts of the financial assets and liabilities by category and by balance sheet heading.

	Derivatives designated as hedging instruments £m	Mandatorily held at fair value through profit or loss		Designated at fair value through profit or loss £m	At fair value through other comprehensive income £m	Held at amortised cost £m	Total £m
		Held for trading £m	Other £m
At 31 December 2022
Financial assets
Cash and balances at central banks	–	–	–	–	–	66,783	66,783
Items in the course of collection from banks	–	–	–	–	–	182	182
Financial assets at fair value through profit or loss	–	–	4,994	–	–	–	4,994
Derivative financial instruments	6	7,787	–	–	–	–	7,793
Loans and advances to banks	–	–	–	–	–	7,984	7,984
Loans and advances to customers	–	–	–	–	–	113,948	113,948
Reverse repurchase agreements	–	–	–	–	–	39,259	39,259
Debt securities	–	–	–	–	–	6,471	6,471
Due from fellow Lloyds Banking Group undertakings	–	–	–	–	–	119,282	119,282
Financial assets at amortised cost	–	–	–	–	–	286,944	286,944
Financial assets at fair value through other comprehensive income	–	–	–	–	22,675	–	22,675
Total financial assets	6	7,787	4,994	–	22,675	353,909	389,371
Financial liabilities
Deposits from banks	–	–	–	–	–	4,465	4,465
Customer deposits	–	–	–	–	–	269,473	269,473
Repurchase agreements at amortised cost	–	–	–	–	–	18,380	18,380
Due to fellow Lloyds Banking Group undertakings	–	–	–	–	–	20,342	20,342
Items in course of transmission to banks	–	–	–	–	–	238	238
Financial liabilities at fair value through profit or loss	–	–	–	9,244	–	–	9,244
Derivative financial instruments	498	9,849	–	–	–	–	10,347
Debt securities in issue	–	–	–	–	–	39,819	39,819
Other	–	–	–	–	–	706	706
Subordinated liabilities	–	–	–	–	–	5,920	5,920
Total financial liabilities	498	9,849	–	9,244	–	359,343	378,934

NOTES TO THE FINANCIAL STATEMENTS for the year ended 31 December 2022 NOTE 23: FINANCIAL INSTRUMENTS (continued)	ADDITIONAL INFORMATION (UNAUDITED)

	Derivatives designated as hedging instruments £m	Mandatorily held at fair value through profit or loss		Designated at fair value through profit or loss £m	At fair value through other comprehensive income £m	Held at amortised cost £m	Total £m
		Held for trading £m	Other £m
At 31 December 2021
Financial assets
Cash and balances at central banks	–	–	–	–	–	49,618	49,618
Items in the course of collection from banks	–	–	–	–	–	99	99
Financial assets at fair value through profit or loss	–	–	4,529	–	–	–	4,529
Derivative financial instruments	37	6,861	–	–	–	–	6,898
Loans and advances to banks	–	–	–	–	–	4,291	4,291
Loans and advances to customers	–	–	–	–	–	116,716	116,716
Reverse repurchase agreements	–	–	–	–	–	49,708	49,708
Debt securities	–	–	–	–	–	3,756	3,756
Due from fellow Lloyds Banking Group undertakings	–	–	–	–	–	108,424	108,424
Financial assets at amortised cost	–	–	–	–	–	282,895	282,895
Financial assets at fair value through other comprehensive income	–	–	–	–	25,529	–	25,529
Total financial assets	37	6,861	4,529	–	25,529	332,612	369,568
Financial liabilities
Deposits from banks	–	–	–	–	–	2,768	2,768
Customer deposits	–	–	–	–	–	268,683	268,683
Repurchase agreements at amortised cost	–	–	–	–	–	78	78
Due to fellow Lloyds Banking Group undertakings	–	–	–	–	–	22,872	22,872
Items in course of transmission to banks	–	–	–	–	–	207	207
Financial liabilities at fair value through profit or loss	–	–	–	9,821	–	–	9,821
Derivative financial instruments	310	5,792	–	–	–	–	6,102
Debt securities in issue	–	–	–	–	–	38,439	38,439
Other	–	–	–	–	–	777	777
Subordinated liabilities	–	–	–	–	–	7,907	7,907
Total financial liabilities	310	5,792	–	9,821	–	341,731	357,654

NOTES TO THE FINANCIAL STATEMENTS for the year ended 31 December 2022 NOTE 23: FINANCIAL INSTRUMENTS (continued)	ADDITIONAL INFORMATION (UNAUDITED)
(2)Fair value measurement
Note 41 to the consolidated financial statements outlines the valuation hierarchy into which financial instruments of the Group and the Bank measured at fair value are categorised and discusses valuation methodologies.
(3)Financial assets and liabilities carried at fair value
(A)Financial assets, excluding derivatives
Valuation hierarchy
At 31 December 2022, the Bank’s financial assets carried at fair value, excluding derivatives, totalled £27,669 million (2021: £30,058 million). The table below analyses these financial assets by balance sheet classification, asset type and valuation methodology (level 1, 2 or 3, as described on page F-84). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and 2 during the year.

	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
At 31 December 2022
Financial assets at fair value through profit or loss
Loans and advances to customers	–	798	–	798
Corporate and other debt securities	–	4,192	–	4,192
Equity shares	–	–	4	4
Total financial assets at fair value through profit or loss	–	4,990	4	4,994
Financial assets at fair value through other comprehensive income
Debt securities:
Government securities	10,720	357	–	11,077
Asset-backed securities	–	87	–	87
Corporate and other debt securities	531	10,980	–	11,511
	11,251	11,424	–	22,675
Total financial assets at fair value through other comprehensive income	11,251	11,424	–	22,675
Total financial assets carried at fair value, excluding derivatives	11,251	16,414	4	27,669
At 31 December 2021
Financial assets at fair value through profit or loss
Loans and advances to customers	–	1,088	33	1,121
Corporate and other debt securities	–	3,404	–	3,404
Equity shares	–	–	4	4
Total financial assets at fair value through profit or loss	–	4,492	37	4,529
Financial assets at fair value through other comprehensive income
Debt securities:
Government securities	14,445	–	–	14,445
Asset-backed securities	–	–	–	–
Corporate and other debt securities	640	10,444	–	11,084
	15,085	10,444	–	25,529
Total financial assets at fair value through other comprehensive income	15,085	10,444	–	25,529
Total financial assets carried at fair value, excluding derivatives	15,085	14,936	37	30,058

NOTES TO THE FINANCIAL STATEMENTS for the year ended 31 December 2022 NOTE 23: FINANCIAL INSTRUMENTS (continued)	ADDITIONAL INFORMATION (UNAUDITED)
Movements in level 3 portfolio
The table below analyses movements in level 3 financial assets, excluding derivatives, carried at fair value (recurring measurement).

	2022			2021
	Financial assets at fair value through profit or loss £m	Financial assets at fair value through other comprehensive income £m	Total level 3 assets carried at fair value, excluding derivatives (recurring basis) £m	Financial assets at fair value through profit or loss £m	Financial assets at fair value through other comprehensive income £m	Total level 3 assets carried at fair value, excluding derivatives (recurring basis) £m
At 1 January	37	–	37	517	–	517
Exchange and other adjustments	–	–	–	5	–	5
Gains recognised in the income statement within other income	–	–	–	6	–	6
Purchases/increases to customer loans	–	–	–	393	–	393
Sales/repayments of customer loans	(33)	–	(33)	(499)	–	(499)
Transfers into the level 3 portfolio	–	–	–	4	–	4
Transfers out of the level 3 portfolio	–	–	–	(389)	–	(389)
At 31 December	4	–	4	37	–	37
Gains recognised in the income statement, within other income, relating to the change in fair value of those assets held at 31 December	–	–	–	11	–	11
(B)Financial liabilities, excluding derivatives
Valuation hierarchy
At 31 December 2022, the Bank’s financial liabilities carried at fair value, excluding derivatives, comprised its financial liabilities at fair value through profit or loss and totalled £9,244 million (2021: £9,821 million). The table below analyses these financial liabilities by balance sheet classification and valuation methodology (level 1, 2 or 3, as described on page F-84). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and 2 during the year.

	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
At 31 December 2022
Financial liabilities at fair value through profit or loss
Debt securities in issue designated at fair value through profit or loss	–	9,244	–	9,244
Total financial liabilities carried at fair value, excluding derivatives	–	9,244	–	9,244
At 31 December 2021
Financial liabilities at fair value through profit or loss
Debt securities in issue designated at fair value through profit or loss	–	9,821	–	9,821
Total financial liabilities carried at fair value, excluding derivatives	–	9,821	–	9,821

NOTES TO THE FINANCIAL STATEMENTS for the year ended 31 December 2022 NOTE 23: FINANCIAL INSTRUMENTS (continued)	ADDITIONAL INFORMATION (UNAUDITED)
(C)Derivatives
Valuation hierarchy
All of the Bank’s derivative assets and liabilities are carried at fair value. At 31 December 2022, such assets totalled £7,793 million (2021: £6,898 million) and liabilities totalled £(10,347) million (2021: £6,102 million). The table below analyses these derivative balances by valuation methodology (level 1, 2 or 3, as described on page F-84). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and level 2 during the year.

	2022				2021
	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Derivative assets	–	7,793	–	7,793	–	6,882	16	6,898
Derivative liabilities	–	(10,334)	(13)	(10,347)	–	(6,071)	(31)	(6,102)
Movements in level 3 portfolio
The table below analyses movements in level 3 derivative assets and liabilities carried at fair value.

	2022		2021
	Derivative assets £m	Derivative liabilities £m	Derivative assets £m	Derivative liabilities £m
At 1 January	16	(31)	14	(60)
Gains recognised in the income statement within other income	1	26	2	29
Purchases (additions)	–	(9)	–	–
Transfers out of the level 3 portfolio	(17)	1	–	–
At 31 December	–	(13)	16	(31)
Gains recognised in the income statement, within other income, relating to the change in fair value of those assets or liabilities held at 31 December	–	25	2	29
(3)Financial assets and liabilities carried at amortised cost
(A)Financial assets
Valuation hierarchy
The table below analyses the fair values of the financial assets of the Bank which are carried at amortised cost by valuation methodology (level 1, 2 or 3, as described on page F-84). Financial assets carried at amortised cost are mainly classified as level 3 due to significant unobservable inputs used in the valuation models. Where inputs are observable, debt securities are classified as level 1 or 2.

	Carrying value £m	Fair value £m	Valuation hierarchy
			Level 1 £m	Level 2 £m	Level 3 £m
At 31 December 2022
Loans and advances to banks	7,984	7,984	–	–	7,984
Loans and advances to customers	113,948	112,542	–	–	112,542
Reverse repurchase agreements	39,259	39,259	–	39,259	–
Debt securities	6,471	6,479	167	6,312	–
Due from fellow Lloyds Banking Group undertakings	119,282	119,282	–	–	119,282
Financial assets at amortised cost	286,944	285,546	167	45,571	239,808
At 31 December 2021
Loans and advances to banks	4,291	4,291	–	–	4,291
Loans and advances to customers	116,716	116,117	–	–	116,117
Reverse repurchase agreements	49,708	49,708	–	49,708	–
Debt securities	3,756	3,817	–	3,817	–
Due from fellow Lloyds Banking Group undertakings	108,424	108,424	–	–	108,424
Financial assets at amortised cost	282,895	282,357	–	53,525	228,832

NOTES TO THE FINANCIAL STATEMENTS for the year ended 31 December 2022 NOTE 23: FINANCIAL INSTRUMENTS (continued)	ADDITIONAL INFORMATION (UNAUDITED)
(B)Financial liabilities
Valuation hierarchy
The table below analyses the fair values of the financial liabilities of the Bank which are carried at amortised cost by valuation methodology (level 1, 2 or 3, as described on page F-84).

	Carrying value £m	Fair value £m	Valuation hierarchy
			Level 1 £m	Level 2 £m	Level 3 £m
At 31 December 2022
Deposits from banks	4,465	4,465	–	4,465	–
Customer deposits	269,473	269,316	–	269,316	–
Repurchase agreements at amortised cost	18,380	18,380	–	18,380	–
Due to fellow Lloyds Banking Group undertakings	20,342	20,342	–	20,342	–
Debt securities in issue	39,819	39,594	–	39,594	–
Subordinated liabilities	5,920	5,974	–	5,974	–
At 31 December 2021
Deposits from banks	2,768	2,768	–	2,768	–
Customer deposits	268,683	268,700	–	268,700	–
Repurchase agreements at amortised cost	78	78	–	78	–
Due to fellow Lloyds Banking Group undertakings	22,872	22,872	–	22,872	–
Debt securities in issue	38,439	40,222	–	40,222	–
Subordinated liabilities	7,907	8,333	–	8,333	–
NOTE 24: TRANSFERS OF FINANCIAL ASSETS
There were no significant transferred financial assets which were derecognised in their entirety, but with ongoing exposure. Details of transferred financial assets that continue to be recognised in full are as follows.
The Bank enters into repurchase and securities lending transactions in the normal course of business that do not result in derecognition of the financial assets as substantially all of the risks and rewards, including credit, interest rate, prepayment and other price risks are retained by the Bank. In all cases, the transferee has the right to sell or repledge the assets concerned.
The table below sets out the carrying values of the transferred assets and the associated liabilities. For repurchase and securities lending transactions, the associated liabilities represent the Bank's obligation to repurchase the transferred assets. The liabilities shown in the table below have recourse to the transferred assets.

	2022		2021
	Carrying value of transferred assets £m	Carrying value of associated liabilities £m	Carrying value of transferred assets £m	Carrying value of associated liabilities £m
Repurchase and securities lending transactions
Financial assets at fair value through other comprehensive income	11,552	6,052	8,626	5,745
Securitisation programmes
Financial assets at amortised cost:
Loans and advances to customers[1]	3,366	278	2,847	176
1The carrying value of transferred assets for the Bank includes amounts relating to assets transferred to structured entities which are fully consolidated into the Group. The liabilities associated with such assets are issued by the structured entities.

NOTES TO THE BANK FINANCIAL STATEMENTS for the year ended 31 December 2022 NOTE 25: FINANCIAL RISK MANAGEMENT	ADDITIONAL INFORMATION (UNAUDITED)
Market risk
(A)Interest rate risk
Note 44 to the consolidated financial statements outlines the nature of the interest rate risk to which the Group and the Bank are exposed and how this is managed.
At 31 December 2022 the aggregate notional principal of interest rate and other swaps (predominantly interest rate) designated as fair value hedges was £50,425 million (2021: £56,698 million) with a net fair value liability of £497 million (2021: liability of £285 million) (note 4). The losses on the hedging instruments were £78 million (2021: losses of £296 million).The gains on the hedged items attributable to the hedged risk were £33 million (2021: gains of £282 million). The gains and losses relating to the fair value hedges are recorded in net trading income.
The notional principal of the interest rate swaps designated as cash flow hedges at 31 December 2022 was £47,621 million (2021: £26,876 million) with a net fair value liability of £nil (2021: £nil) (note 4). In 2022, ineffectiveness recognised in the income statement that arises from cash flow hedges was a loss of £32 million (2021: loss of £24 million).
Interest rate benchmark reform
Note 44 to the consolidated financial statements outlines the steps that the Group and the Bank are taking to manage the transition to alternative benchmark rates.
At 31 December 2022, the Bank had the following significant exposures impacted by interest rate benchmark reform which had yet to transition to the replacement benchmark rate:

	At 31 December 2022				At 31 December 2021
	GBP LIBOR £m	USD LIBOR £m	Other[1] £m	Total £m	GBP LIBOR £m	USD LIBOR £m	Other £m	Total £m
Non-derivative financial assets
Financial assets at fair value through profit or loss	–	–	–	–	33	96	–	129
Loans and advances to banks	–	67	–	67	–	3,252	–	3,252
Loans and advances to customers	27	670	2	699	2,912	1,924	–	4,836
Due from fellow Lloyds Banking Group undertakings	–	–	–	–	7	127	–	134
Financial assets at amortised cost	27	737	2	766	2,919	5,303	–	8,222
	27	737	2	766	2,952	5,399	–	8,351
Non-derivative financial liabilities
Financial liabilities at fair value through profit or loss	–	100	–	100	–	100	3	103
Debt securities in issue[2]	–	1,216	310	1,526	–	3,548	6	3,554
	–	1,316	310	1,626	–	3,648	9	3,657
Derivative notional/contract amount
Interest rate	1	96,420	653	97,074	1,411	120,502	10	121,923
Cross currency	–	14,210	921	15,131	–	21,868	–	21,868
	1	110,630	1,574	112,205	1,411	142,370	10	143,791
1    Balances within Other include Canadian Dollar Offered Rate for which a cessation announcement, effective after 28 June 2024, was published on 16 May 2022.
2    Includes capital related issuances of £3,494 million held by Lloyds Banking Group plc.
As at 31 December 2022, the IBOR balances in the above table relate to contracts that have not transitioned to an alternative benchmark rate. In the case of Sterling LIBOR, these are contracts that have cash flows determined on a synthetic LIBOR basis.
Of the £110,630 million of USD derivative notional balances as at 31 December 2022, £19,299 million relate to contracts with their final LIBOR fixing prior to LIBOR cessation and £70,764 million relate to contracts settled through the London Clearing House. Of the remaining £20,567 million, £20,557 million are fallback-eligible.
The Bank’s most significant remaining IBOR hedge accounting relationship in relation to benchmark reform is USD LIBOR, of which:
•The interest rate benchmark reforms also affect assets and liabilities designated in fair value hedges. At 31 December 2022, these assets had a notional amount of £1,864 million and liabilities had a notional value of £6,511 million. At 31 December 2021 such assets had a notional value of £3,370 million and liabilities had a notional value of £8,129 million. These fair value hedges principally relate debt securities in issue.
•At 31 December 2022, the notional amount of the hedging instruments in hedging relationships to which these amendments apply was £9,877 million, all of which relates to fair value hedges. At 31 December 2021, the notional amount of the hedging instruments in hedging relationships to which these amendments applied was £15,462 million, all of which relates to fair value hedges.
(B)Foreign exchange risk
Note 44 to the consolidated financial statements outlines the nature of the foreign exchange risk to which the Group and the Bank are exposed and the steps taken to manage this.

NOTES TO THE BANK FINANCIAL STATEMENTS for the year ended 31 December 2022 NOTE 25: FINANCIAL RISK MANAGEMENT (continued)	ADDITIONAL INFORMATION (UNAUDITED)
Credit risk
(A)Maximum credit exposure
The maximum credit risk exposure of the Bank in the event of other parties failing to perform their obligations is detailed below. No account is taken of any collateral held and the maximum exposure to loss is considered to be the balance sheet carrying amount or, for non-derivative off-balance sheet transactions and financial guarantees, their contractual nominal amounts.

	2022			2021
	Maximum exposure £m	Offset[1] £m	Net exposure £m	Maximum exposure £m	Offset[1] £m	Net exposure £m
Financial assets at fair value through profit or loss[2]:
Loans and advances	798	–	798	1,121	–	1,121
Debt securities, treasury and other bills	4,192	–	4,192	3,404	–	3,404
	4,990	–	4,990	4,525	–	4,525
Derivative financial instruments	7,793	(1,657)	6,136	6,898	(2,019)	4,879
Financial assets at amortised cost, net[3]
Loans and advances to banks, net[3]	7,984	–	7,984	4,291	–	4,291
Loans and advances to customers, net[3]	113,948	(1,577)	112,371	116,716	(1,201)	115,515
Reverse repurchase agreements, net[3]	39,259	–	39,259	49,708	–	49,708
Debt securities, net[3]	6,471	–	6,471	3,756	–	3,756
	167,662	(1,577)	166,085	174,471	(1,201)	173,270
Financial assets at fair value through other comprehensive income	22,675	–	22,675	25,529	–	25,529
Off-balance sheet items:
Acceptances and endorsements	58	–	58	21	–	21
Other items serving as direct credit substitutes	779	–	779	375	–	375
Performance bonds, including letters of credit, and other transaction-related contingencies	1,966	–	1,966	1,681	–	1,681
Irrevocable commitments and guarantees	34,788	–	34,788	30,653	–	30,653
	37,591	–	37,591	32,730	–	32,730
	240,711	(3,234)	237,477	244,153	(3,220)	240,933
1Offset items comprise deposit amounts available for offset, and amounts available for offset under master netting arrangements, that do not meet the criteria under IAS 32 to enable loans and advances and derivative assets respectively to be presented net of these balances in the financial statements.
2Excluding equity shares.
3Amounts shown net of related impairment allowances.
(B)Concentrations of exposure
Note 44 to the consolidated financial statements includes a discussion of how the Group and the Bank manage concentration risk.

	2022 £m	2021 £m
Agriculture, forestry and fishing	2,698	2,901
Energy and water supply	2,447	1,890
Manufacturing	2,996	3,113
Construction	3,333	3,613
Transport, distribution and hotels	9,451	10,001
Postal and telecommunications	2,166	1,506
Property companies	17,859	19,934
Financial, business and other services	18,977	17,217
Personal:
Mortgages[1]	42,771	46,089
Other	9,652	8,674
Lease financing	7	20
Hire purchase	2,963	2,934
Total loans and advances to customers before allowance for impairment losses	115,320	117,892
Allowance for impairment losses (note 5)	(1,372)	(1,176)
Total loans and advances to customers	113,948	116,716
1Includes both UK and overseas mortgage balances.

NOTES TO THE BANK FINANCIAL STATEMENTS for the year ended 31 December 2022 NOTE 25: FINANCIAL RISK MANAGEMENT (continued)	ADDITIONAL INFORMATION (UNAUDITED)
(C)Credit quality of assets
Loans and advances
Note 44 to the consolidated financial statements includes details of the internal credit rating systems used by the Group and the Bank.

	Drawn exposures				Expected credit loss allowance
Gross drawn exposures and expected credit loss allowance	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
At 31 December 2022
Loans and advances to banks
CMS 1–5	797	–	–	797	–	–	–	–
CMS 6–10	7,186	–	–	7,186	9	–	–	9
CMS 11–14	7	3	–	10	–	–	–	–
CMS 15–18	–	–	–	–	–	–	–	–
CMS 19	–	–	–	–	–	–	–	–
CMS 20–23	–	–	–	–	–	–	–	–
	7,990	3	–	7,993	9	–	–	9
Loans and advances to customers
Retail – UK mortgages
RMS 1–3	33,607	3,474	–	37,081	5	18	–	23
RMS 4–6	964	1,982	–	2,946	1	15	–	16
RMS 7–9	4	484	–	488	–	7	–	7
RMS 10	–	187	–	187	–	4	–	4
RMS 11–13	–	433	–	433	–	16	–	16
RMS 14	–	–	944	944	–	–	69	69
	34,575	6,560	944	42,079	6	60	69	135
Retail – credit cards
RMS 1–3	1,110	2	–	1,112	2	–	–	2
RMS 4–6	1,500	375	–	1,875	13	19	–	32
RMS 7–9	300	377	–	677	10	53	–	63
RMS 10	–	63	–	63	–	15	–	15
RMS 11–13	–	93	–	93	–	38	–	38
RMS 14	–	–	73	73	–	–	27	27
	2,910	910	73	3,893	25	125	27	177
Retail – loans and overdrafts
RMS 1–3	322	–	–	322	1	–	–	1
RMS 4–6	3,449	206	–	3,655	51	11	–	62
RMS 7–9	961	312	–	1,273	39	40	–	79
RMS 10	29	102	–	131	3	23	–	26
RMS 11–13	9	218	–	227	2	87	–	89
RMS 14	–	–	133	133	–	–	69	69
	4,770	838	133	5,741	96	161	69	326
Retail – UK Motor Finance
RMS 1–3	348	4	–	352	2	–	–	2
RMS 4–6	6	3	–	9	–	–	–	–
RMS 7–9	–	2	–	2	–	–	–	–
RMS 10	–	1	–	1	–	–	–	–
RMS 11–13	–	3	–	3	–	1	–	1
RMS 14	–	–	13	13	–	–	7	7
	354	13	13	380	2	1	7	10
Retail – other
RMS 1–3	229	1	–	230	1	–	–	1
RMS 4–6	328	102	–	430	–	5	–	5
RMS 7–9	–	–	–	–	–	–	–	–
RMS 10	–	–	–	–	–	–	–	–
RMS 11–13	–	–	–	–	–	–	–	–
RMS 14	–	–	63	63	–	–	26	26
	557	103	63	723	1	5	26	32
Total Retail	43,166	8,424	1,226	52,816	130	352	198	680

NOTES TO THE BANK FINANCIAL STATEMENTS for the year ended 31 December 2022 NOTE 25: FINANCIAL RISK MANAGEMENT (continued)	ADDITIONAL INFORMATION (UNAUDITED)

	Drawn exposures				Expected credit loss allowance
Gross drawn exposures and expected credit loss allowance (continued)	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
At 31 December 2022
Commercial Banking
CMS 1–5	9,355	14	–	9,369	2	–	–	2
CMS 6–10	14,994	269	–	15,263	19	2	–	21
CMS 11–14	24,143	4,411	–	28,554	107	75	–	182
CMS 15–18	2,587	3,708	–	6,295	35	204	–	239
CMS 19	10	690	–	700	–	65	–	65
CMS 20–23	–	–	1,726	1,726	–	–	183	183
	51,089	9,092	1,726	61,907	163	346	183	692
Other[1]	597	–	–	597	–	–	–	–
Total loans and advances to customers	94,852	17,516	2,952	115,320	293	698	381	1,372

In respect of:
Retail	43,166	8,424	1,226	52,816	130	352	198	680
Commercial Banking	51,089	9,092	1,726	61,907	163	346	183	692
Other[1]	597	–	–	597	–	–	–	–
Total loans and advances to customers	94,852	17,516	2,952	115,320	293	698	381	1,372
1Drawn exposures Include centralised fair value hedge accounting adjustments.

Reverse repurchase agreements
Banks
CMS 1–5	3,292	–	–	3,292	–	–	–	–
CMS 6–10	258	–	–	258	–	–	–	–
CMS 11–14	–	–	–	–	–	–	–	–
CMS 15–18	–	–	–	–	–	–	–	–
CMS 19	–	–	–	–	–	–	–	–
CMS 20–23	–	–	–	–	–	–	–	–
	3,550	–	–	3,550	–	–	–	–
Customers
CMS 1–5	3,752	–	–	3,752	–	–	–	–
CMS 6–10	31,957	–	–	31,957	–	–	–	–
CMS 11–14	–	–	–	–	–	–	–	–
CMS 15–18	–	–	–	–	–	–	–	–
CMS 19	–	–	–	–	–	–	–	–
CMS 20–23	–	–	–	–	–	–	–	–
	35,709	–	–	35,709	–	–	–	–
Total reverse repurchase agreements	39,259	–	–	39,259	–	–	–	–

NOTES TO THE BANK FINANCIAL STATEMENTS for the year ended 31 December 2022 NOTE 25: FINANCIAL RISK MANAGEMENT (continued)	ADDITIONAL INFORMATION (UNAUDITED)

	Undrawn exposures				Expected credit loss allowance
Gross undrawn exposures and expected credit loss allowance	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
At 31 December 2022
Retail – UK mortgages
RMS 1–3	1,134	1	–	1,135	–	–	–	–
RMS 4–6	–	–	–	–	–	–	–	–
RMS 7–9	–	–	–	–	–	–	–	–
RMS 10	–	–	–	–	–	–	–	–
RMS 11–13	–	–	–	–	–	–	–	–
RMS 14	–	–	–	–	–	–	–	–
	1,134	1	–	1,135	–	–	–	–
Retail – credit cards
RMS 1–3	10,641	12	–	10,653	3	–	–	3
RMS 4–6	3,472	851	–	4,323	7	9	–	16
RMS 7–9	133	132	–	265	1	3	–	4
RMS 10	–	12	–	12	–	1	–	1
RMS 11–13	–	16	–	16	–	1	–	1
RMS 14	–	–	12	12	–	–	–	–
	14,246	1,023	12	15,281	11	14	–	25
Retail – loans and overdrafts
RMS 1–3	2,379	–	–	2,379	2	–	–	2
RMS 4–6	925	125	–	1,050	5	6	–	11
RMS 7–9	145	77	–	222	4	9	–	13
RMS 10	3	19	–	22	–	4	–	4
RMS 11–13	–	33	–	33	–	9	–	9
RMS 14	–	–	9	9	–	–	–	–
	3,452	254	9	3,715	11	28	–	39
Retail – UK Motor Finance
RMS 1–3	–	–	–	–	–	–	–	–
RMS 4–6	–	–	–	–	–	–	–	–
RMS 7–9	–	–	–	–	–	–	–	–
RMS 10	–	–	–	–	–	–	–	–
RMS 11–13	–	–	–	–	–	–	–	–
RMS 14	–	–	–	–	–	–	–	–
	–	–	–	–	–	–	–	–
Retail – other
RMS 1–3	45	–	–	45	–	–	–	–
RMS 4–6	180	–	–	180	1	–	–	1
RMS 7–9	–	–	–	–	–	–	–	–
RMS 10	–	–	–	–	–	–	–	–
RMS 11–13	–	–	–	–	–	–	–	–
RMS 14	–	–	–	–	–	–	–	–
	225	–	–	225	1	–	–	1
Total Retail	19,057	1,278	21	20,356	23	42	–	65

NOTES TO THE BANK FINANCIAL STATEMENTS for the year ended 31 December 2022 NOTE 25: FINANCIAL RISK MANAGEMENT (continued)	ADDITIONAL INFORMATION (UNAUDITED)

	Undrawn exposures				Expected credit loss allowance
Gross undrawn exposures and expected credit loss allowance (continued)	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
At 31 December 2022
Commercial Banking
CMS 1–5	12,102	–	–	12,102	1	–	–	1
CMS 6–10	17,965	32	–	17,997	12	1	–	13
CMS 11–14	7,499	1,218	–	8,717	24	26	–	50
CMS 15–18	734	727	–	1,461	8	37	–	45
CMS 19	–	70	–	70	–	10	–	10
CMS 20–23	–	–	46	46	–	–	2	2
	38,300	2,047	46	40,393	45	74	2	121
Other
CMS 1–5	–	–	–	–	–	–	–	–
CMS 6–10	–	–	–	–	–	–	–	–
CMS 11–14	–	–	–	–	–	–	–	–
CMS 15–18	–	–	–	–	–	–	–	–
CMS 19	–	–	–	–	–	–	–	–
CMS 20–23	–	–	–	–	–	–	–	–
	–	–	–	–	–	–	–	–
Total	57,357	3,325	67	60,749	68	116	2	186

In respect of:
Retail	19,057	1,278	21	20,356	23	42	–	65
Commercial Banking	38,300	2,047	46	40,393	45	74	2	121
Other	–	–	–	–	–	–	–	–
Total	57,357	3,325	67	60,749	68	116	2	186

NOTES TO THE BANK FINANCIAL STATEMENTS for the year ended 31 December 2022 NOTE 25: FINANCIAL RISK MANAGEMENT (continued)	ADDITIONAL INFORMATION (UNAUDITED)

	Drawn exposures				Expected credit loss allowance
Gross drawn exposures and expected credit loss allowance	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
At 31 December 2021
Loans and advances to banks
CMS 1–5	3,934	–	–	3,934	–	–	–	–
CMS 6–10	355	–	–	355	–	–	–	–
CMS 11–14	2	–	–	2	–	–	–	–
CMS 15–18	–	–	–	–	–	–	–	–
CMS 19	–	–	–	–	–	–	–	–
CMS 20–23	–	–	–	–	–	–	–	–
	4,291	–	–	4,291	–	–	–	–
Loans and advances to customers
Retail – UK mortgages
RMS 1–3	39,431	1,653	–	41,084	3	14	–	17
RMS 4–6	984	2,094	–	3,078	–	13	–	13
RMS 7–9	–	384	–	384	–	7	–	7
RMS 10	–	65	–	65	–	1	–	1
RMS 11–13	–	201	–	201	–	6	–	6
RMS 14	–	–	486	486	–	–	26	26
	40,415	4,397	486	45,298	3	41	26	70
Retail – credit cards[1]
RMS 1–3	1,321	4	–	1,325	3	–	–	3
RMS 4–6	1,321	296	–	1,617	13	13	–	26
RMS 7–9	200	204	–	404	8	25	–	33
RMS 10	–	33	–	33	–	7	–	7
RMS 11–13	–	57	–	57	–	22	–	22
RMS 14	–	–	72	72	–	–	32	32
	2,842	594	72	3,508	24	67	32	123
Retail – loans and overdrafts
RMS 1–3	669	1	–	670	2	–	–	2
RMS 4–6	3,147	305	–	3,452	43	14	–	57
RMS 7–9	528	158	–	686	22	18	–	40
RMS 10	10	41	–	51	1	8	–	9
RMS 11–13	2	132	–	134	–	46	–	46
RMS 14	–	–	152	152	–	–	77	77
	4,356	637	152	5,145	68	86	77	231
Retail – UK Motor Finance
RMS 1–3	273	4	–	277	1	–	–	1
RMS 4–6	17	7	–	24	–	–	–	–
RMS 7–9	2	4	–	6	–	–	–	–
RMS 10	–	1	–	1	–	–	–	–
RMS 11–13	–	4	–	4	–	–	–	–
RMS 14	–	–	26	26	–	–	13	13
	292	20	26	338	1	–	13	14
Retail – other[1]
RMS 1–3	156	3	–	159	–	1	–	1
RMS 4–6	699	130	–	829	3	2	–	5
RMS 7–9	1	24	–	25	–	2	–	2
RMS 10	–	–	–	–	–	–	–	–
RMS 11–13	–	8	–	8	–	2	–	2
RMS 14	–	–	81	81	–	–	31	31
	856	165	81	1,102	3	7	31	41
Total Retail	48,761	5,813	817	55,391	99	201	179	479

NOTES TO THE BANK FINANCIAL STATEMENTS for the year ended 31 December 2022 NOTE 25: FINANCIAL RISK MANAGEMENT (continued)	ADDITIONAL INFORMATION (UNAUDITED)

	Drawn exposures				Expected credit loss allowance
Gross drawn exposures and expected credit loss allowance (continued)	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
At 31 December 2021
Commercial Banking[1]
CMS 1–5	9,520	34	–	9,554	1	–	–	1
CMS 6–10	17,726	283	–	18,009	18	–	–	18
CMS 11–14	24,600	3,009	–	27,609	69	68	–	137
CMS 15–18	1,741	2,231	–	3,972	11	105	–	116
CMS 19	117	714	–	831	–	30	–	30
CMS 20–23	–	–	1,881	1,881	–	–	235	235
	53,704	6,271	1,881	61,856	99	203	235	537
Other[2]	645	–	–	645	160	–	–	160
Total loans and advances to customers	103,110	12,084	2,698	117,892	358	404	414	1,176

In respect of:
Retail	48,761	5,813	817	55,391	99	201	179	479
Commercial Banking	53,704	6,271	1,881	61,856	99	203	235	537
Other[2]	645	–	–	645	160	–	–	160
Total loans and advances to customers	103,110	12,084	2,698	117,892	358	404	414	1,176
1    Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Other to Retail; comparatives have been presented on a consistent basis.
2    Drawn exposures include centralised fair value hedge accounting adjustments and expected credit loss allowance includes a central adjustment of £160 million that was applied in respect of uncertainty in the economic outlook.

Reverse repurchase agreements
Banks
CMS 1–5	2,901	–	–	2,901	–	–	–	–
CMS 6–10	95	–	–	95	–	–	–	–
CMS 11–14	–	–	–	–	–	–	–	–
CMS 15–18	–	–	–	–	–	–	–	–
CMS 19	–	–	–	–	–	–	–	–
CMS 20–23	–	–	–	–	–	–	–	–
	2,996	–	–	2,996	–	–	–	–
Customers
CMS 1–5	10,399	–	–	10,399	–	–	–	–
CMS 6–10	36,313	–	–	36,313	–	–	–	–
CMS 11–14	–	–	–	–	–	–	–	–
CMS 15–18	–	–	–	–	–	–	–	–
CMS 19	–	–	–	–	–	–	–	–
CMS 20–23	–	–	–	–	–	–	–	–
	46,712	–	–	46,712	–	–	–	–
Total reverse repurchase agreements	49,708	–	–	49,708	–	–	–	–

NOTES TO THE BANK FINANCIAL STATEMENTS for the year ended 31 December 2022 NOTE 25: FINANCIAL RISK MANAGEMENT (continued)	ADDITIONAL INFORMATION (UNAUDITED)

	Undrawn exposures				Expected credit loss allowance
Gross undrawn exposures and expected credit loss allowance	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
At 31 December 2021
Retail – UK mortgages
RMS 1–3	1,002	–	–	1,002	–	–	–	–
RMS 4–6	–	–	–	–	–	–	–	–
RMS 7–9	–	–	–	–	–	–	–	–
RMS 10	–	–	–	–	–	–	–	–
RMS 11–13	–	–	–	–	–	–	–	–
RMS 14	–	–	–	–	–	–	–	–
	1,002	–	–	1,002	–	–	–	–
Retail – credit cards[1]
RMS 1–3	12,590	27	–	12,617	9	–	–	9
RMS 4–6	2,262	569	–	2,831	6	11	–	17
RMS 7–9	71	61	–	132	1	1	–	2
RMS 10	–	9	–	9	–	–	–	–
RMS 11–13	–	12	–	12	–	–	–	–
RMS 14	–	–	15	15	–	–	–	–
	14,923	678	15	15,616	16	12	–	28
Retail – loans and overdrafts
RMS 1–3	2,876	–	–	2,876	2	–	–	2
RMS 4–6	680	59	–	739	3	3	–	6
RMS 7–9	56	23	–	79	1	2	–	3
RMS 10	1	6	–	7	–	1	–	1
RMS 11–13	–	15	–	15	–	3	–	3
RMS 14	–	–	10	10	–	–	–	–
	3,613	103	10	3,726	6	9	–	15
Retail – UK Motor Finance
RMS 1–3	–	–	–	–	–	–	–	–
RMS 4–6	2	–	–	2	–	–	–	–
RMS 7–9	–	–	–	–	–	–	–	–
RMS 10	–	–	–	–	–	–	–	–
RMS 11–13	–	–	–	–	–	–	–	–
RMS 14	–	–	–	–	–	–	–	–
	2	–	–	2	–	–	–	–
Retail – other[1]
RMS 1–3	42	1	–	43	1	–	–	1
RMS 4–6	186	–	–	186	–	–	–	–
RMS 7–9	–	–	–	–	–	–	–	–
RMS 10	–	–	–	–	–	–	–	–
RMS 11–13	–	–	–	–	–	–	–	–
RMS 14	–	–	–	–	–	–	–	–
	228	1	–	229	1	–	–	1
Total Retail	19,768	782	25	20,575	23	21	–	44

NOTES TO THE BANK FINANCIAL STATEMENTS for the year ended 31 December 2022 NOTE 25: FINANCIAL RISK MANAGEMENT (continued)	ADDITIONAL INFORMATION (UNAUDITED)

	Undrawn exposures				Expected credit loss allowance
Gross undrawn exposures and expected credit loss allowance (continued)	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
At 31 December 2021
Commercial Banking[1]
CMS 1–5	14,474	1	–	14,475	1	–	–	1
CMS 6–10	14,658	45	–	14,703	11	1	–	12
CMS 11–14	5,987	1,057	–	7,044	18	13	–	31
CMS 15–18	178	276	–	454	4	15	–	19
CMS 19	143	29	–	172	–	3	–	3
CMS 20–23	–	–	66	66	–	–	4	4
	35,440	1,408	66	36,914	34	32	4	70
Other
CMS 1–5	–	–	–	–	–	–	–	–
CMS 6–10	501	–	–	501	–	–	–	–
CMS 11–14	–	–	–	–	–	–	–	–
CMS 15–18	–	–	–	–	–	–	–	–
CMS 19	–	–	–	–	–	–	–	–
CMS 20–23	–	–	–	–	–	–	–	–
	501	–	–	501	–	–	–	–
Total	55,709	2,190	91	57,990	57	53	4	114

In respect of:
Retail	19,768	782	25	20,575	23	21	–	44
Commercial Banking	35,440	1,408	66	36,914	34	32	4	70
Other	501	–	–	501	–	–	–	–
Total	55,709	2,190	91	57,990	57	53	4	114
1    Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Other to Retail; comparatives have been presented on a consistent basis.
Cash and balances at central banks
Significantly all of the Bank’s cash and balances at central banks of £66,783 million (2021: £49,618 million) are due from the Bank of England or the Deutsche Bundesbank.
Debt securities held at amortised cost
An analysis by credit rating of the Bank's debt securities held at amortised cost is provided below:

	2022			2021
	Investment grade[1] £m	Other[2] £m	Total £m	Investment grade[1] £m	Other[2] £m	Total £m
Government securities	247	–	247	202	–	202
Asset-backed securities:
Mortgage-backed securities	3,423	–	3,423	1,151	–	1,151
Other asset-backed securities	1,384	–	1,384	1,115	–	1,115
	4,807	–	4,807	2,266	–	2,266
Corporate and other debt securities	1,422	–	1,422	1,288	–	1,288
Gross exposure	6,476	–	6,476	3,756	–	3,756
Allowance for impairment losses			(5)			–
Total debt securities held at amortised cost			6,471			3,756
1Credit ratings equal to or better than ‘BBB’.

NOTES TO THE BANK FINANCIAL STATEMENTS for the year ended 31 December 2022 NOTE 25: FINANCIAL RISK MANAGEMENT (continued)	ADDITIONAL INFORMATION (UNAUDITED)
Financial assets at fair value through other comprehensive income (excluding equity shares)
An analysis of the Bank's financial assets at fair value through other comprehensive income is included in note 7. The credit quality of the Bank's financial assets at fair value through other comprehensive income (excluding equity shares) is set out below:

	2022			2021
	Investment grade[1] £m	Other[2] £m	Total £m	Investment grade[1] £m	Other[2] £m	Total £m
Debt securities:
Government securities	11,077	–	11,077	14,445	–	14,445
Asset-backed securities	87	–	87	–	–	–
Corporate and other debt securities	11,470	41	11,511	11,084	–	11,084
	22,634	41	22,675	25,529	–	25,529
Total financial assets at fair value through other comprehensive income	22,634	41	22,675	25,529	–	25,529
1Credit ratings equal to or better than ‘BBB’.
2Other comprises not rated (2022: £41 million; 2021: £nil).
Derivative assets
An analysis of derivative assets is given in note 4. The Bank reduces exposure to credit risk by using master netting agreements and by obtaining collateral in the form of cash or highly liquid securities. In respect of the Bank's net credit risk relating to derivative assets of £6,136 million (2021: £4,879 million), cash collateral of £550 million (2021: £930 million) was held and a further £8 million (2021: £37 million) was due from OECD banks.

	2022			2021
	Investment grade[1] £m	Other[2] £m	Total £m	Investment grade[1] £m	Other[2] £m	Total £m
Trading and other	2,000	101	2,101	2,847	86	2,933
Hedging	1	5	6	32	–	32
	2,001	106	2,107	2,879	86	2,965
Due from fellow Lloyds Banking Group undertakings			5,686			3,933
Total derivative financial instruments			7,793			6,898
1Credit ratings equal to or better than ‘BBB’.
2Other comprises sub-investment grade (2022: £7 million; 2021: £42 million) and not rated (2022: £99 million; 2021: £44 million).
Financial guarantees and irrevocable loan commitments
Financial guarantees represent undertakings that the Bank will meet a customer’s obligation to third parties if the customer fails to do so. Commitments to extend credit represent unused portions of authorisations to extend credit in the form of loans, guarantees or letters of credit. The Bank is theoretically exposed to loss in an amount equal to the total guarantees or unused commitments, however, the likely amount of loss is expected to be significantly less. Most commitments to extend credit are contingent upon customers maintaining specific credit standards.
(D)Collateral held as security for financial assets
The principal types of collateral accepted by the Bank include: residential and commercial properties; charges over business assets such as premises, inventory and accounts receivable; financial instruments, cash and guarantees from third-parties. The terms and conditions associated with the use of the collateral are varied and are dependent on the type of agreement and the counterparty. The Bank holds collateral against loans and advances and irrevocable loan commitments; qualitative and, where appropriate, quantitative information is provided in respect of this collateral below. Collateral held as security for financial assets at fair value through profit or loss and for derivative assets is also shown below.
The Bank holds collateral in respect of loans and advances to banks and customers as set out below. The Bank does not hold collateral against debt securities, comprising asset-backed securities and corporate and other debt securities, which are classified as financial assets held at amortised cost.
Loans and advances to banks
There were reverse repurchase agreements which are accounted for as collateralised loans within loans and advances to banks with a carrying value of £3,550 million (2021: £2,996 million), against which the Bank held collateral with a fair value of £nil (2021: £92 million).
These transactions were generally conducted under terms that are usual and customary for standard secured lending activities.

NOTES TO THE BANK FINANCIAL STATEMENTS for the year ended 31 December 2022 NOTE 25: FINANCIAL RISK MANAGEMENT (continued)	ADDITIONAL INFORMATION (UNAUDITED)
Loans and advances to customers
Retail lending
Mortgages
An analysis by loan-to-value ratio of the Bank’s residential mortgage lending is provided below. The value of collateral used in determining the loan-to-value ratios has been estimated based upon the last actual valuation, adjusted to take into account subsequent movements in house prices, after making allowances for indexation error and dilapidations.
In some circumstances, where the discounted value of the estimated net proceeds from the liquidation of collateral (i.e. net of costs, expected haircuts and anticipated changes in the value of the collateral to the point of sale) is greater than the estimated exposure at default, no credit losses are expected and no ECL allowance is recognised.

	2022				2021
	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total gross £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total gross £m
Less than 70 per cent	32,367	5,910	886	39,163	37,113	4,072	432	41,617
70 per cent to 80 per cent	1,656	411	36	2,103	2,588	246	29	2,863
80 per cent to 90 per cent	446	185	13	644	612	49	17	678
90 per cent to 100 per cent	105	36	3	144	90	10	3	103
Greater than 100 per cent	1	18	6	25	12	20	5	37
Total	34,575	6,560	944	42,079	40,415	4,397	486	45,298
Commercial lending
Reverse repurchase transactions
At 31 December 2022 there were reverse repurchase agreements which were accounted for as collateralised loans with a carrying value of £35,709 million (2021: £46,712 million), against which the Bank held collateral with a fair value of £29,011 million (2021: £48,423 million), all of which the Bank was able to repledge. These transactions were generally conducted under terms that are usual and customary for standard secured lending activities.
Financial assets at fair value through profit or loss (excluding equity shares)
Securities held as collateral in the form of stock borrowed amounted to £16,676 million (2021: £7,090 million). Of this amount, £8,979 million (2021: £1,214 million) had been resold or repledged as collateral for the Bank’s own transactions.
These transactions were generally conducted under terms that are usual and customary for standard secured lending activities.
Derivative assets, after offsetting of amounts under master netting arrangements
The Bank reduces exposure to credit risk by using master netting agreements and by obtaining collateral in the form of cash or highly liquid securities. In respect of the net derivative assets after offsetting of amounts under master netting arrangements of £6,136 million (2021: £4,879 million), cash collateral of £550 million (2021: £930 million) was held.
Irrevocable loan commitments and other credit-related contingencies
At 31 December 2022, the Bank held irrevocable loan commitments and other credit-related contingencies of £37,591 million (2021: £32,730 million). Collateral is held as security, in the event that lending is drawn down, on £1,135 million (2021: £1,002 million) of these balances.
(E)Collateral pledged as security
The Group pledges assets primarily for repurchase agreements and securities lending transactions which are generally conducted under terms that are usual and customary for standard securitised borrowing contracts.
Repurchase transactions
Amortised cost
There are balances arising from repurchase transactions with banks of £2,793 million (2021: £57 million), which include amounts due under the Bank of England's Term Funding Scheme with additional incentives for SMEs (TFSME); the fair value of the collateral provided under these agreements at 31 December 2022 was £991 million (2021: £44 million).
There are balances arising from repurchase transactions with customers of £15,587 million (2021: £21 million); the fair value of the collateral provided under these agreements at 31 December 2022 was £14,197 million (2021: £112 million).
Securities lending transactions
The following on-balance sheet financial assets have been lent to counterparties under securities lending transactions:

	2022 £m	2021 £m
Financial assets at fair value through other comprehensive income	5,669	2,946
Total	5,669	2,946

NOTES TO THE BANK FINANCIAL STATEMENTS for the year ended 31 December 2022 NOTE 25: FINANCIAL RISK MANAGEMENT (continued)	ADDITIONAL INFORMATION (UNAUDITED)
Liquidity risk
The tables below analyse financial instrument liabilities of the Bank on an undiscounted future cash flow basis according to contractual maturity, into relevant maturity groupings based on the remaining period at the balance sheet date; balances with no fixed maturity are included in the over 5 years category. Certain balances, included in the table below on the basis of their residual maturity, are repayable on demand upon payment of a penalty.

	Up to 1 month £m	1–3 months £m	3–12 months £m	1–5 years £m	Over 5 years £m	Total £m
At 31 December 2022
Deposits from banks	3,727	28	179	478	82	4,494
Customer deposits	264,274	1,538	2,085	1,468	110	269,475
Repurchase agreements at amortised cost	12,279	6,188	–	–	–	18,467
Financial liabilities at fair value through profit or loss	84	60	100	1,565	3,709	5,518
Debt securities in issue	3,854	7,715	6,186	20,961	4,839	43,555
Lease liabilities	6	29	95	297	351	778
Subordinated liabilities	24	26	488	4,264	7,455	12,257
Total non-derivative financial liabilities	284,248	15,584	9,133	29,033	16,546	354,544
Derivative financial liabilities:
Gross settled derivatives – outflows	2,730	3,214	3,433	7,274	3,084	19,735
Gross settled derivatives – inflows	(1,877)	(2,989)	(3,303)	(7,210)	(3,135)	(18,514)
Gross settled derivatives – net flows	853	225	130	64	(51)	1,221
Net settled derivative liabilities	2,298	(19)	54	271	213	2,817
Total derivative financial liabilities	3,151	206	184	335	162	4,038
At 31 December 2021
Deposits from banks	1,812	136	31	813	224	3,016
Customer deposits	266,179	989	618	765	432	268,983
Repurchase agreements at amortised cost	466	407	73	–	–	946
Financial liabilities at fair value through profit or loss	81	21	242	1,572	4,645	6,561
Debt securities in issue	3,802	4,559	5,426	22,704	3,815	40,306
Lease liabilities	1	32	83	300	434	850
Subordinated liabilities	9	17	339	4,708	5,254	10,327
Total non-derivative financial liabilities	272,350	6,161	6,812	30,862	14,804	330,989
Derivative financial liabilities:
Gross settled derivatives – outflows	2,545	544	3,827	10,416	4,343	21,675
Gross settled derivatives – inflows	(2,452)	(407)	(3,769)	(10,108)	(4,095)	(20,831)
Gross settled derivatives – net flows	93	137	58	308	248	844
Net settled derivative liabilities	2,125	(21)	(6)	145	320	2,563
Total derivative financial liabilities	2,218	116	52	453	568	3,407
The principal amount for undated subordinated liabilities with no redemption option is included within the over 5 years column; interest of £11 million (2021: £12 million) per annum for the Bank which is payable in respect of those instruments for as long as they remain in issue is not included beyond 5 years.

NOTES TO THE BANK FINANCIAL STATEMENTS for the year ended 31 December 2022 NOTE 25: FINANCIAL RISK MANAGEMENT (continued)	ADDITIONAL INFORMATION (UNAUDITED)
The following table sets out the amounts and residual maturities of the Bank's off-balance sheet contingent liabilities, commitments and guarantees.

	Within 1 year £m	1–3 years £m	3–5 years £m	Over 5 years £m	Total £m
At 31 December 2022
Acceptances and endorsements	58	–	–	–	58
Other contingent liabilities	1,650	540	180	375	2,745
Total contingent liabilities	1,708	540	180	375	2,803
Lending commitments and guarantees	26,090	6,984	10,187	17,449	60,710
Other commitments	–	–	10	29	39
Total commitments and guarantees	26,090	6,984	10,197	17,478	60,749
Total contingents, commitments and guarantees	27,798	7,524	10,377	17,853	63,552
At 31 December 2021
Acceptances and endorsements	21	–	–	–	21
Other contingent liabilities	1,227	216	227	386	2,056
Total contingent liabilities	1,248	216	227	386	2,077
Lending commitments and guarantees	30,872	14,213	9,180	3,670	57,935
Other commitments	–	18	–	37	55
Total commitments and guarantees	30,872	14,231	9,180	3,707	57,990
Total contingents, commitments and guarantees	32,120	14,447	9,407	4,093	60,067
Capital risk
Note 44 to the consolidated financial statements includes a discussion of the management of the capital risk faced by the Group and the Bank.
NOTE 26: CASH FLOW STATEMENT
(A)    Change in operating assets

	2022 £m	2021 £m	2020 £m
Change in amounts due from fellow Lloyds Banking Group undertakings	(10,858)	20,347	73,506
Change in other financial assets held at amortised cost	7,993	15,167	(1,815)
Change in financial assets at fair value through profit or loss	(465)	(2,805)	(1,021)
Change in derivative financial instruments	(1,985)	6,085	753
Change in other operating assets	(53)	10	239
Change in operating assets	(5,368)	38,804	71,662
(B)    Change in operating liabilities

	2022 £m	2021 £m	2020 £m
Change in deposits from banks and repurchase agreements	4,433	(7,479)	3,182
Change in customer deposits and repurchase agreements	16,356	4,231	24,711
Change in amounts due to fellow Lloyds Banking Group undertakings	(4,182)	(12,468)	(73,233)
Change in financial liabilities at fair value through profit or loss	(58)	1,828	135
Change in derivative financial instruments	4,245	(4,970)	(3,139)
Change in debt securities in issue	1,380	(9,670)	(13,400)
Change in other operating liabilities[1]	88	513	(249)
Change in operating liabilities	22,262	(28,015)	(61,993)
1Includes a decrease of £72 million (2021: decrease of £108 million; 2020: decrease of £42 million) in respect of lease liabilities.

NOTES TO THE BANK FINANCIAL STATEMENTS for the year ended 31 December 2022 NOTE 26: CASH FLOW STATEMENT (continued)	ADDITIONAL INFORMATION (UNAUDITED)
(C)    Non-cash and other items

	2022 £m	2021 £m	2020 £m
Depreciation and amortisation	1,462	1,671	1,325
Dividends and distributions on other equity instruments received from subsidiary undertakings	(1,975)	(1,503)	(211)
Allowance for loan losses	567	(648)	1,742
Write-off of allowance for loan losses, net of recoveries	(346)	(442)	(622)
Impairment charge (credit) relating to undrawn balances	73	(134)	155
Impairment of financial assets at fair value through other comprehensive income	6	1	1
Regulatory and legal provisions	127	196	312
Other provision movements	(95)	(71)	18
Additional capital injections to subsidiaries	(46)	(36)	(33)
Net charge in respect of defined benefit schemes	54	114	121
Foreign exchange impact on balance sheet[1]	(246)	(48)	491
Interest expense on subordinated liabilities	300	484	534
Other non-cash items	(959)	(867)	(339)
Total non-cash items	(1,078)	(1,283)	3,494
Contributions to defined benefit schemes	(1,607)	(823)	(650)
Payments in respect of regulatory and legal provisions	(132)	(190)	(959)
Other	–	237	(65)
Total other items	(1,739)	(776)	(1,674)
Non-cash and other items	(2,817)	(2,059)	1,820
1    When considering the movement on each line of the balance sheet, the impact of foreign exchange rate movements is removed in order to show the underlying cash impact.
(D)    Analysis of cash and cash equivalents as shown in the balance sheet

	2022 £m	2021 £m	2020 £m

Cash and balances at central banks	66,783	49,618	45,753
Less mandatory reserve deposits[1]	(957)	(963)	(954)
	65,826	48,655	44,799
Loans and advances to banks and reverse repurchase agreements	11,534	7,287	5,656
Less amounts with a maturity of three months or more	(6,571)	(3,712)	(2,387)
	4,963	3,575	3,269
Total cash and cash equivalents	70,789	52,230	48,068
1    Mandatory reserve deposits are held with local central banks in accordance with statutory requirements. Where these deposits are not held in demand accounts and are not available to finance the Bank’s day-to-day operations they are excluded from cash and cash equivalents.

GLOSSARY

Term used	US equivalent or brief description.
Accounts	Financial statements.
Articles of association	Articles and bylaws.
Associates	Long-term equity investments accounted for by the equity method.
Attributable profit	Net income.
Balance sheet	Statement of financial position.
Broking	Brokerage.
Building society	A building society is a mutual institution set up to lend money to its members for house purchases.
Buy-to-let mortgages	Buy-to-let mortgages are those mortgages offered to customers purchasing residential property as a rental investment.
Called-up share capital	Ordinary shares, issued and fully paid.
Contract hire	Leasing.
Creditors	Payables.
Debtors	Receivables.
Deferred tax	Deferred income tax.
Finance lease	Capital lease.
Freehold	Ownership with absolute rights in perpetuity.
Leasehold	Land or property which is rented from the owner for a specified term under a lease. At the expiry of the term the land or property reverts back to the owner.
Lien	Under UK law, a right to retain possession pending payment.
Loan capital	Long-term debt.
Members	Shareholders.
National Insurance	A form of taxation payable in the UK by employees, employers and the self-employed. It is part of the UK’s national social security system and ultimately controlled by HM Revenue & Customs.
Nominal value	Par value.
Ordinary shares	Common stock.
Overdraft	A line of credit, contractually repayable on demand unless a fixed-term has been agreed, established through a customer’s current account.
Preference shares	Preferred stock.
Premises	Real estate.
Profit attributable to equity shareholders	Net income.
Provisions	Reserves.
Retained profits	Retained earnings.
Share capital	Capital stock.
Shareholders’ equity	Stockholders’ equity.
Share premium account	Additional paid-in capital.
Shares in issue	Shares outstanding.
Specialist mortgages	Specialist mortgages include those mortgage loans provided to customers who have self-certified their income.New mortgage lending of this type has not been offered by the Group since early 2009.
Undistributable reserves	Restricted surplus.
Write-offs	Charge-offs.

FORM 20-F CROSS REFERENCE SHEET

Form 20-F Item Number and Caption			Page and caption references in this document*
1		Identity of Directors, Senior Management and Advisers	Not applicable
2		Offer Statistics and Expected Timetable	Not applicable
3		Key Information
	A.	Reserved by the Securities and Exchange Commission	Not applicable
	B.	Capitalization and indebtedness	Not applicable
	C.	Reason for the offer and use of proceeds	Not applicable
	D.	Risk factors	95–107
4		Information on the Company
	A.	History and development of the company	Omitted
	B.	Business overview	2–19, 91–93, F-28–F-31
	C.	Organisational structure	109
	D.	Property, plant and equipment	Not applicable
4A		Unresolved staff comments	Not applicable
5		Operating and Financial Review and Prospects
	A.	Operating results	21–26
	B.	Liquidity and capital resources	Omitted
	C.	Research and development, patents and licenses, etc.	Not applicable
	D.	Trend information	Omitted
	E.	Critical accounting estimates	21, F-26–27, F-50–F-57
6		Directors, Senior Management and Employees
	A.	Directors and senior management	Omitted
	B.	Compensation	Omitted
	C.	Board practices	83–90
	D.	Employees	Omitted
	E.	Share ownership	Omitted
	F.	Disclosure of a registrant's action to recover erroneously awarded compensation	Not applicable
7		Major Shareholders and Related Party Transactions
	A.	Major shareholders	Omitted
	B.	Related party transactions	Omitted
	C.	Interests of experts and counsel	Not applicable
8		Financial Information
	A.	Consolidated statements and other financial information	23, F-1–F-112
	B.	Significant changes	Not applicable
9		The Offer and Listing
	A.	Offer and listing details	93
	B.	Plan of distribution	Not applicable
	C.	Markets	93
	D.	Selling shareholders	Not applicable
	E.	Dilution	Not applicable
	F.	Expenses of the issue	Not applicable
10		Additional Information
	A.	Share capital	Not applicable
	B.	Memorandum and Articles of Association	94
	C.	Material contracts	3
	D.	Exchange controls	94
	E.	Taxation	94
	F.	Dividends and paying assets	Not applicable
	G.	Statement by experts	Not applicable
	H.	Documents on display	94
	I.	Subsidiary information	109
11		Quantitative and Qualitative Disclosure about Market Risk	50–63, 70-73, F-95–F-111
12		Description of Securities Other than Equity Securities	Not applicable
13		Defaults, Dividends Arrearages and Delinquencies	Not applicable
14		Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable

FORM 20-F CROSS REFERENCE SHEET

15	Controls and Procedures	90
16	Reserved by the Securities and Exchange Commission	Not applicable
16A	Audit committee financial expert	Omitted
16B	Code of ethics	Omitted
16C	Principal accountant fees and services	89, F-35
16D	Exemptions from the listing standards for audit committees	Not applicable
16E	Purchases of equity securities by the issuer and affiliated purchasers	Not applicable
16F	Change in registrant’s certifying accountant	Not applicable
16G	Corporate governance	83
16H	Mine safety disclosure	Not applicable
16I	Disclosure regarding foreign jurisdictions that prevent inspections	Not applicable
17	Financial statements	See item 8
18	Financial statements	See item 8
19	Exhibits	Exhibit Index
*Certain items are indicated as omitted as Lloyds Bank plc is a wholly owned subsidiary of Lloyds Banking Group plc, which is a reporting company under the Securities Exchange Act of 1934, and meets the conditions set forth in General Instruction I(1)(a) and (b) of Form 10-K, as applied to annual reports on Form 20-F, and is therefore filing this Form 20-F with a reduced disclosure format.

EXHIBIT INDEX

1	Articles of association of Lloyds Bank plc°

2	Neither Lloyds Bank plc nor any subsidiary is party to any single long-term debt instrument pursuant to which a total amount of securities exceeding 10 per cent of the Lloyds Bank Group’s total assets (on a consolidated basis) is authorised to be issued. Lloyds Bank plc hereby agrees to furnish to the Securities and Exchange Commission (the Commission), upon its request, a copy of any instrument defining the rights of holders of its long-term debt or the rights of holders of the long-term debt issued by it or any subsidiary for which consolidated or unconsolidated financial statements are required to be filed with the Commission.

2	(d)	Description of securities registered under Section 12 of the Exchange Act.

4	(b)	(i)	Letter of appointment dated 26 June 2014 between Lloyds Banking Group plc and Alan Dickinson†
		(ii)	Letter of appointment dated 26 November 2015 between Lloyds Banking Group plc and Stuart Sinclair†
		(iii)	Letter of appointment dated 2 March 2017 between Lloyds Banking Group plc and Lord Lupton†
		(iv)	Supplementary letter dated 5 December 2017 to the letter of appointment dated 2 March 2017 between Lloyds Banking Group plc and Lord Lupton†
		(v)	Letter of appointment dated 17 April 2018 between Lloyds Banking Group plc and Amanda Mackenzie†
		(vi)	Supplementary letter dated 3 September 2018 to the letter of appointment dated 17 April 2018 between Lloyds Banking Group plc and Amanda Mackenzie†
		(vii)	Letter of appointment dated 19 March 2018 between Lloyds Banking Group plc and Brendan Gilligan†
		(viii)	Letter of appointment dated 19 March 2018 between Lloyds Banking Group plc and Nigel Hinshelwood†
		(ix)	Letter of appointment dated 26 April 2018 between Lloyds Banking Group plc and Sarah Bentley†
		(x)	Service agreement dated 15 March 2019 between Lloyds Bank plc and William ChalmersΔ
		(xi)	Addendum to the service agreement dated 15 March 2019 between Lloyds Bank plc and William Chalmers☐
		(xii)	Deed of variation of contract dated 22 June 2020 to the service agreement dated 15 March 2019 between Lloyds Bank plc and William Chalmers☐
		(xiii)	Letter to William Chalmers regarding his deputisation allowance and increased fixed share award for the period he assumed the acting Group Chief Executive role°
		(xiv)	Letter of appointment dated 21 October 2019 between Lloyds Banking Group plc and Sarah LeggΔ
		(xv)	Supplementary letter dated 31 October 2019 to the letter of appointment dated 21 October 2019 between Lloyds Banking Group plc and Sarah LeggΔ
		(xvi)	Letter of Appointment dated 22 October 2019 between Lloyds Banking Group plc and Catherine WoodsΔ
		(xvii)	Supplementary letter dated 31 October 2019 to the letter of appointment dated 22 October 2019 between Lloyds Banking Group plc and Catherine WoodsΔ
		(xviii)	Letter of appointment dated 4 July 2020 between Lloyds Banking Group plc and Robin Budenberg☐
		(xix)	Service agreement dated 29 November 2020 between Lloyds Bank plc and Charlie Nunn°
		(xx)	Addendum to the service agreement dated 29 November 2020 between Lloyds Bank plc and Charlie Nunn°
		(xxi)	Letter of appointment dated 5 October 2021 between Lloyds Banking Group plc and Harmeen Mehta°
		(xxii)	Letter of appointment dated 26 July 2022 between Lloyds Banking Group plc and Scott Wheway
		(xxiii)	Supplementary letter dated 13 September 2022 to the letter of appointment dated 26 July 2022 between Lloyds Banking Group plc and Scott Wheway
		(xxiv)	Letter of appointment dated 11 October 2022 between Lloyds Banking Group plc and Cathy Turner

12.1	Certification of Charlie Nunn filed pursuant to 17 CFR 240.13a-14(a) and 15 U.S.C. 7241

12.2	Certification of William Chalmers filed pursuant to 17 CFR 240.13a-14(a) and 15 U.S.C. 7241

13.1	Certification of Charlie Nunn and William Chalmers furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350

15.1	Consent of Deloitte LLP

15.2	Consent of PricewaterhouseCoopers LLP

†		Previously filed with the SEC on Lloyds Bank plc’s Form 20-F filed 31 July 2019.

Δ		Previously filed with the SEC on Lloyds Bank plc’s Form 20-F filed 23 March 2020.

☐		Previously filed with the SEC on Lloyds Bank plc’s Form 20-F filed 11 March 2021.

°		Previously filed with the SEC on Lloyds Bank plc’s Form 20-F filed 8 March 2022.
The exhibits shown above are listed according to the number assigned to them by the Form 20–F.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

LLOYDS BANK plc
By:	/s/ William Chalmers

Name:	William Chalmers
Title:	Chief Financial Officer
Dated:	7 March 2023