Form 20-F
period 2023-12-31
Lloyds Bank plc
filed 2024-02-29
CIK 1167831

As filed with the Securities and Exchange Commission on 29 February 2024
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2023
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
The number of outstanding shares of each of Lloyds Bank plc’s classes of capital or common stock as of 31 December 2023 was:

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
See the definitions of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Check one): Large accelerated filer ☐  Accelerated filer ☐  Non-Accelerated filer ☒  Emerging Growth Company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b) ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
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
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB). Certain disclosures required by IFRS have been included in sections highlighted as ‘Audited’ within the Operating and financial review and prospects section of this Annual Report on Form 20-F on pages 14 to 75. Disclosures marked as audited indicate that they are within the scope of the audit of the financial statements taken as a whole; these disclosures are not subject to a separate opinion.
Lloyds Bank Group publishes its consolidated financial statements expressed in British pounds (‘pounds Sterling’, ‘Sterling’ or ‘£’), the lawful currency of the UK. In this annual report, references to ‘pence’ and ‘p’ are to one-hundredth of one pound Sterling; references to ‘US Dollars’, ‘US$’ or ‘$’ are to the lawful currency of the United States (the US); references to ‘cent’ or ‘c’ are to one-hundredth of one US Dollar; references to ‘Euro’ or ‘€’ are to the lawful currency of the member states of the European Union (EU) that have adopted a single currency in accordance with the Treaty establishing the European Communities, as amended by the Treaty of European Union; references to ‘Euro cent’ are to one-hundredth of one Euro; references to ‘Australian Dollar’, ‘Australian $’ or ‘A$’ are to the lawful currency of Australia; references to ‘Singapore Dollar ’, ‘Singapore $’ or ‘S$’ are to the lawful currency of Singapore; and references to ‘Japanese Yen’, ‘Japanese ¥’ or ‘¥’ are to the lawful currency of Japan. Solely for the convenience of the reader, this annual report contains translations of certain pounds Sterling amounts into US Dollars at specified rates. These translations should not be construed as representations by Lloyds Bank Group that the pounds Sterling amounts actually represent such US Dollar amounts or could be converted into US Dollars at the rate indicated or at any other rate. Unless otherwise stated, the translations of pounds Sterling into US Dollars have been made at the Noon Buying Rate in New York City for cable transfers in pounds Sterling as certified for customs purposes by the Federal Reserve Bank of New York (the Noon Buying Rate) in effect on 31 December 2023. The Noon Buying Rate on 31 December 2023 differs from certain of the actual rates used in the preparation of the consolidated financial statements, which are expressed in pounds Sterling, and therefore US Dollar amounts appearing in this annual report may differ significantly from actual US Dollar amounts which were translated into pounds Sterling in the preparation of the consolidated financial statements in accordance with IFRS.

1	Lloyds Bank plc Annual Report on Form 20-F 2023

Business overview
The Lloyds Bank Group is a leading provider of financial services to individual and business customers in the UK. At 31 December 2023, the Lloyds Bank Group’s total assets were £605,405 million and the Lloyds Bank Group had 60,686 employees (on a full-time equivalent basis). The Group reported a profit before tax for the year ended 31 December 2023 of £7,056 million, and its capital ratios at that date were 14.4 per cent for common equity tier 1 capital and 20.5 per cent for total capital.
Set out below is the Lloyds Bank Group’s summarised income statement for each of the last two years:

	2023 £m	2022 £m
Net interest income	13,709	13,105
Other income	4,658	3,640
Total income	18,367	16,745
Operating expenses	(10,968)	(9,199)
Impairment	(343)	(1,452)
Profit before tax	7,056	6,094
The Lloyds Bank Group’s main business activities are retail and commercial banking and it operates primarily in the UK. Services are offered through a number of well recognised brands including Lloyds Bank, Halifax and Bank of Scotland, and through a range of distribution channels including the largest branch network and digital bank in the UK.
At 31 December 2023, the Group’s two primary operating divisions, which are also its financial reporting segments, were Retail and Commercial Banking. Retail offers a broad range of financial services products to personal customers, including current accounts, savings, mortgages, credit cards, unsecured loans, motor finance and leasing solutions. Commercial Banking serves small and medium businesses and corporate and institutional clients, providing lending, transactional banking, working capital management, debt financing and risk management services
Profit before tax is analysed on pages 15 and 17. The table below shows the results of the Lloyds Bank Group’s segments in the last two fiscal years, and their aggregation.

	2023 £m	2022 £m
Retail	3,946	4,361
Commercial Banking	2,934	1,496
Other	176	237
Profit before tax	7,056	6,094

2	Lloyds Bank plc Annual Report on Form 20-F 2023

Business
History and development of Lloyds Bank Group
The Bank was incorporated as a public limited company and registered in England under the UK Companies Act on 20 April 1865 with the registered number 2065. The Bank’s registered office and its principal executive offices in the UK are located at 25 Gresham Street, London EC2V 7HN, United Kingdom, telephone number + 44 (0) 20 7626 1500. Lloyds Bank maintains a website at www.lloydsbank.com.
The Bank is a wholly owned subsidiary of Lloyds Banking Group plc and is the principal operating subsidiary of Lloyds Banking Group. The Bank comprises the ringfenced bank within Lloyds Banking Group and its main business activities are retail and commercial banking.
The history of the Bank can be traced back to the 18th century when the banking partnership of Taylors and Lloyds was established in Birmingham, England. The Bank was incorporated in 1865 and during the late 19th and early 20th centuries entered into a number of acquisitions and mergers, significantly increasing the number of banking offices in the UK. In 1995, it continued to expand with the acquisition of the Cheltenham and Gloucester Building Society.
TSB Group plc became operational in 1986 when, following UK Government legislation, the operations of four Trustee Savings Banks and other related companies were transferred to TSB Group plc and its new banking subsidiaries. By 1995, the TSB Group had, either through organic growth or acquisition, developed life and general insurance operations, investment management activities, and a motor vehicle hire purchase and leasing operation to supplement its retail banking activities.
In 1995, TSB Group plc merged with the Bank. Under the terms of the merger, the TSB and Lloyds Bank groups were combined under TSB Group plc, which was re-named Lloyds TSB Group plc, with the Bank, which was subsequently re-named Lloyds TSB Bank plc, the principal subsidiary. In 1999, the businesses, assets and liabilities of TSB Bank plc, the principal banking subsidiary of the TSB Group prior to the merger, and its subsidiary Hill Samuel Bank Limited were vested in Lloyds TSB Bank plc, and in 2000, Lloyds TSB Group acquired Scottish Widows. In addition to already being one of the leading providers of banking services in the UK, the acquisition of Scottish Widows also positioned Lloyds TSB Group as one of the leading suppliers of long-term savings and protection products in the UK.
The HBOS Group had been formed in September 2001 by the merger of Halifax plc and Bank of Scotland. The Halifax business began with the establishment of the Halifax Permanent Benefit Building Society in 1852; the society grew through a number of mergers and acquisitions including the merger with Leeds Permanent Building Society in 1995 and the acquisition of Clerical Medical in 1996. In 1997 the Halifax converted to plc status and floated on the London stock market. Bank of Scotland was founded in July 1695, making it Scotland’s first and oldest bank.
On 18 September 2008, with the support of the UK Government, the boards of Lloyds TSB Group plc and HBOS plc announced that they had reached agreement on the terms of a recommended acquisition by Lloyds TSB Group plc of HBOS plc. The shareholders of Lloyds TSB Group plc approved the acquisition at the general meeting on 19 November 2008. On 16 January 2009, the acquisition was completed and Lloyds TSB Group plc changed its name to Lloyds Banking Group plc.
Pursuant to two placing and open offers which were completed by Lloyds Banking Group plc in January and June 2009 and the Rights Issue completed in December 2009, the UK Government acquired 43.4 per cent of Lloyds Banking Group plc’s issued ordinary share capital. Following sales of shares in September 2013 and March 2014 and the completion of trading plans, the UK Government completed the sale of its shares in May 2017, returning Lloyds Banking Group plc to full private ownership.
Pursuant to its decision approving state aid to Lloyds Banking Group, the European Commission required Lloyds Banking Group to dispose of a retail banking business meeting minimum requirements for the number of branches, share of the UK personal current accounts market and proportion of its mortgage assets. Following disposals in 2014, Lloyds Banking Group sold its remaining interest in TSB to Banco de Sabadell (Sabadell) in 2015, and all EC state aid requirements were met by 30 June 2017.
On 1 June 2017, following the receipt of competition and regulatory approval, Lloyds Banking Group acquired 100 per cent of the ordinary share capital of MBNA Limited, which together with its subsidiaries operates a UK consumer credit card business, from FIA Jersey Holdings Limited, a wholly-owned subsidiary of Bank of America.
Lloyds Banking Group successfully launched its non ring-fenced bank, Lloyds Bank Corporate Markets plc in 2018, transferring in the non ring-fenced business from the rest of Lloyds Banking Group, thereby meeting its legal requirements under ring-fencing legislation.
On 22 February 2023, the Group announced that it had acquired 100 per cent of the ordinary share capital of Hamsard 3352 Limited (“Tusker”) which, together with its subsidiaries, operates a vehicle management and leasing business. The acquisition has enabled the Group to expand its salary sacrifice proposition within motor finance.
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
The Lloyds Banking Group is the largest bank and sole integrated provider of banking, insurance and wealth propositions in the UK. The Lloyds Banking Group’s strong foundations have created distinctive competitive strengths. It has leading customer franchises with trusted brands, significant data assets and leading market shares. Alongside, the Lloyds Banking Group has a strong balance sheet, disciplined risk management and an efficient business model, operating at scale with strong cost discipline.
The Lloyds Banking Group’s purpose of Helping Britain Prosper drives its business model and strategic participation choices. The Lloyds Banking Group’s strategy has a clear vision to be a UK-customer focused digital leader and integrated financial services provider, capitalising on new opportunities, at scale. This strategy is purpose-driven, with a clear focus on areas where the Group can profitably grow and make the greatest impact on environmental transition and helping build a society that represents people and businesses across the UK.
Through its strategy, Lloyds Banking Group aims to transform its business, creating greater, more sustainable value for all stakeholders. The Lloyds Banking Group expects to drive revenue growth and diversification across all its main businesses, focusing on strengthening cost and capital efficiency, together built off a powerful enabling platform maximising the potential of people, technology and data to support the business ambitions. The Lloyds Banking Group strategy will enable the Group to deliver higher, more sustainable returns and capital generation.
This section contains forward looking statements, please refer to forward looking statements on page 105.

3	Lloyds Bank plc Annual Report on Form 20-F 2023

Business continued
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
Accordingly, the disclosures in this section relate to the Lloyds Banking Group as a whole and, while still relevant, are not specific to the Lloyds Bank Group. All references to “we” and “our” within this section refer to the Lloyds Banking Group as a whole.
Our environmental sustainability strategy
Creating a sustainable future is core to our purpose of Helping Britain Prosper. Guided by our Group strategy, we are focusing on areas where we can have an impact, supporting the UK’s transition through our lending, investments, products and services.
Our environmental sustainability strategy aligns with the Group’s strategic priorities of Grow, Focus, Change, with sustainability embedded into how we as a Group operate. In developing targets, our first transition plan and assessing the Group’s risks and related opportunities to support our customers, the need to move from a sector focus to a system led approach has become clear. The Group sees climate strategy as both an opportunity for the business to grow in support of our customers and a means of risk management in pursuit of our strategy.
We have four systems where we believe we can leverage our scale, reach in the market and the different financial services we offer to consider climate and environmental issues across and between each system. These systems are focused on where we live through greening the built environment, how we move through low carbon transport, how we farm with a more sustainable farming and food system, and through the energy we use with an energy transition fundamental to broader decarbonisation. The delivery of our strategy and oversight of the related risks and opportunities is governed through our Board and executive committees.
We continue to evolve how we identify, assess and manage climate-related risks and opportunities. While we are progressing on all ambitions to date, there are significant challenges and external dependencies in many of our sectors and systems that will need to be addressed for us to achieve our targets and our overall ambition to reduce the emissions we finance by more than 50 per cent by 2030.
Climate resilience
We have undertaken scenario analysis to assess the resilience of the Group’s strategy, building on the lessons learnt from the Bank of England’s 2021 Climate Biennial Exploratory Scenario (CBES). This included an initial assessment of the sectors most exposed to climate-related risks. This exercise has demonstrated that the Group has relatively low commercial lending exposure to some of the main sectors most negatively impacted by climate change. Similar analysis has also been undertaken on the Group’s investments portfolio. This assessment has supported the focus for the Group’s environmental sustainability strategy and emission reductions targets. This analysis has also informed consideration of climate risk in the Group’s calculation of expected credit losses. This has included a top-down sector-level assessment for our commercial clients, as well as assessment of flood risk and affordability impacts relating to retrofitting costs based on energy performance certificates (EPCs) for our Homes portfolio. These estimated impacts are below the Group’s materiality thresholds; therefore, no adjustments have been made to the expected credit losses measured as at 31 December 2023. On this basis, the Group’s business model is also considered to be resilient against the risks from climate change.
Further details on this analysis can be found in the Climate Risk Scenario Analysis update in Risk Management pages 40 to 42.
Our sustainability objectives

Group strategic priorities	Grow Drive revenue growth and diversification	Focus Strengthen cost and capital efficiency	Change Maximise the potential of people, technology and data
Core business environmental sustainability objectives	•Capitalising on sustainable financing and investment opportunities •Improving access to quality housing	•Reducing emissions and monitoring our sustainability-related risks to manage costs and mitigate against future losses	•Embedding sustainability in all that we do •Supporting and engaging with our colleagues
Environmental ambitions and targets
•2030 and 2050 ambition and targets: bank financed emissions, including 10 bank sector 2030 emission reduction targets
•2030 and 2050 ambition: Scottish Widows financed emissions
•2030 and 2050 targets: for our own operations and supply chain emissions
•2024 and 2026 targets: for bank sustainable finance
•2025 target: for Scottish Widows investments in climate-aware strategies

4	Lloyds Bank plc Annual Report on Form 20-F 2023

Business continued
Climate risks and opportunities
Climate risk is a key area of focus for the Group, specifically the risk of experiencing losses and/or reputational damage, either from the impacts of climate change and the transition to net zero or as a result of the Group’s response to tackling climate change.
We consider this risk to arise through two channels, physical or transition risks:
•Physical risks arising from changes in climate or weather patterns. These can either be acute (event driven such as floods or storms), or chronic (longer-term shifts such as rising sea levels or droughts)
•Transition risks due to the changes associated with moving towards a low carbon economy, including changes to policy, legislation and regulation, technology and market, or legal risks from failing to manage the transition
The impacts from climate risk largely manifest through other principal risks that the Group faces, therefore consideration of climate-related risk is integrated into some of our wider risk management processes. Further information on climate-related risks and how we identify, assess and manage them can be found on pages 40 to 42 in Risk management.
How we identify, assess and manage opportunities
One of the main risks facing the Group is the failure to adequately support the transition to net zero. We have the responsibility to manage our own operational emissions and the opportunity to support our colleagues and customers to transition, noting our biggest opportunities are in relation to the areas where we have the largest lending including residential mortgages and our real estate sector. The identification, assessment and management of these opportunities is undertaken on a regular basis by our functional-level and divisional teams, and approval of new initiatives governed in line with our sustainability governance structure.
The time frames applied for considering the impact of climate-related opportunities is aligned with those used for business planning: short term: 0-1 year, medium term: 1-5 years, long term: 5+ years. We note that the timing is partly dependent on external factors such as UK government policy and regulation, technology developments, as well as our customers’ response. The following is an indicative list of the climate-related opportunities that we have incorporated or will aim to incorporate in the medium to long term across the Group.
Opportunities

Opportunity	Driver	Time horizon
Increasing consumer preference for sustainable products including in relation to our pension offering, sustainability- linked loans, financing of EVs and home improvements	Transition (Technology, Market)	Short, medium, long
Providing finance to support investment in climate-related technology	Transition (Technology, Market)	Medium, long
Develop products to promote climate resilience such as the Build Back Better scheme for home insurance	Physical Transition (Technology, Market)	Short, medium, long
Reducing the emissions from our direct operations	Transition (Reputation, Technology, Market)	Short, medium, long
Develop industry partnerships to help drive energy-efficient solutions for our customers and build knowledge on how we can further support our customers and suppliers to transition	Transition (Technology, Market, Policy, Reputation)	Short, medium, long
We have identified opportunities to:
1.Respond to increasing customer preference for sustainable products. We recognise the growing sentiment for sustainability-linked products as a key opportunity and are progressing against our sustainable financing and investment targets to deliver against our identified opportunities.
2.Support investment in climate-related technology, mobilising our net zero origination programme to monitor and identify the most significant transition technologies.
3.Develop products to promote climate resilience, engaging in this opportunity though the Build Back Better scheme for home insurance and our efforts in greening the built environment through our products and services.
4.Embrace the opportunity to reduce emissions from our own operations; we remain focused on removing all use of natural gas from our estate, replacing gas boilers with low-carbon heating technologies and creating more sustainable branches in communities across the UK.
5.Develop industry partnerships, such as with the Soil Association Exchange and Octopus Energy, which help build knowledge on how we can further support our customers and suppliers to transition.

5	Lloyds Bank plc Annual Report on Form 20-F 2023

Business continued
Metrics and targets
A breakdown of our lending portfolio showing our exposure to sectors at increased climate risk is detailed below.
Bank lending to customers in sectors with increased climate risk
Our lending portfolio means our biggest exposure to sectors at increased climate risk is in relation to our residential mortgages and our real estate sector.

Concentrations of exposure[1]	Sectors with increased climate risk[2]	31 December 2023 Lending[3]	31 December 2023 Off-BS[4]	31 December 2023 Total exposure	31 December 2023 Increased climate risk % of Group	31 December 2022 Lending[3]	31 December 2022 Off-BS[4]	31 December 2022 Total exposure	31 December 2022 Increased climate risk % of Group
Agriculture, forestry and fishing	Agriculture[5]	6,968	680	7,648		7,420	821	8,241	
	Fishing	58	3	61		18	3	21	
	Forestry	12	8	20		9	8	17	
	Total	7,038	691	7,729	1.3%	7,447	832	8,279	1.4%
Construction	Coal Mining	–	–	–		–	–	–	
	Housebuilders	993	1,484	2,477		347	1,441	1,788	
	Oil and gas	240	1,180	1,420		675	1,265	1,940	
	Other construction	2,553	1,010	3,563		2,998	974	3,972	
	Not assessed as increased risk	92	41	133		46	43	89	
	Total	3,878	3,715	7,593	1.2%	4,066	3,723	7,789	1.3%
Energy and water supply	Utilities	2,964	5,389	8,353		2,234	4,445	6,679	
	Not assessed as increased risk	504	1,065	1,569		318	957	1,275	
	Total	3,468	6,454	9,922	1.4%	2,552	5,402	7,954	1.1%
Financial, business and other services	Automotive	574	506	1,080		370	554	924	
	Real estate	–	27	27		152	584	736	
	Not assessed as increased risk	34,538	29,026	63,564		37,144	27,802	64,946	
	Total	35,112	29,559	64,671	0.2%	37,666	28,940	66,606	0.3%
Manufacturing	Automotive	711	2,556	3,267		173	1,888	2,061	
	Construction materials, chemicals and steel manufacture	324	203	527		262	280	542	
	Food manufacturing and wholesalers	1,019	739	1,758		1,218	832	2,050	
	General manufacturing	1,796	2,860	4,656		1,581	2,492	4,073	
	Oil and gas	1	27	28		13	111	124	
	Not assessed as increased risk	170	992	1,162		372	288	660	
	Total	4,021	7,377	11,398	1.7%	3,619	5,891	9,510	1.5%
Postal and telecommunications	Not assessed as increased risk	2,654	2,979	5,633		2,526	2,450	4,976	
	Total	2,654	2,979	5,633	0.0%	2,526	2,450	4,976	0.0%
Property companies	Real estate[6]	20,904	7,637	28,541		21,499	7,405	28,904	
	Total	20,904	7,637	28,541	4.8%	21,499	7,405	28,904	4.8%
Transport, distribution and hotels	Automotive	1,917	2,316	4,233		1,898	2,520	4,418	
	Industrial transport	1,118	780	1,898		1,077	666	1,743	
	Oil and gas	100	9	109		137	43	180	
	Passenger transport	449	972	1,421		1,200	1,002	2,202	
	Not assessed as increased risk	6,460	4,984	11,444		8,858	5,143	14,001	
	Total	10,044	9,061	19,105	1.3%	13,170	9,374	22,544	1.4%
Retail (mortgages and other)	Increased risk	323,777	13,626	337,403		324,012	17,150	341,162	
	Not assessed as increased risk	25,192	64,491	89,683		26,065	64,907	90,972	
	Total	348,969	78,117	427,086	56.3%	350,077	82,057	432,134	56.3%
Lease financing and hire purchase	Increased risk	17,374	578	17,952		16,795	707	17,502	
	Total	17,374	578	17,952	3.0%	16,795	707	17,502	2.9%
Total loans and advances to customers before allowance for impairment losses and off-BS		**453,462**	**146,168**	**599,630**	**71.1%**	**459,417**	**146,781**	**606,198**	**70.8%**
Not assessed as increased risk	Total	(69,610)	(103,578)	(173,188)		(75,329)	(101,590)	(176,919)	
Total assessed as increased risk	Total	383,852	42,590	426,442		384,088	45,191	429,279	
Subtotal of sectors spanning multiple industries	Oil and gas	341	1,216	1,557	**0.3%**	825	1,419	2,244	**0.4%**
	Automotive	3,202	5,378	8,580	**1.4%**	2,441	4,962	7,403	**1.2%**
	Real estate	20,904	7,664	28,568	**4.8%**	21,651	7,989	29,640	**4.9%**

1    Based on the standard European nomenclature of productive activities (NACE codes) as presented within the Lloyds Banking Group plc Form 20-F for the year ended 31 December 2023, Notes to the consolidated financial statements (note 52: Financial Risk Management, (B) Concentrations of Exposure).
2    Based on standard industrial classification (SIC) codes.
3    Lending is based on total loans and advances to customers before allowance for impairment losses.
4    Off-BS (Off Balance Sheet) includes total commitments, guarantees and contingent liabilities.
5    Agriculture includes Scottish Widows loans held via securitisation.
6    Real estate includes social housing and loans held via securitisation.

6	Lloyds Bank plc Annual Report on Form 20-F 2023

Business continued
Analysis by IFRS 9 expected credit loss stage and maturity for lending made to sectors classified as being at increased climate risk.

Exposure to customers in sectors with increased climate risk (£m) – 31 December 2023

		In Scope lending by credit loss stage				In Scope lending by maturity			
Concentrations of exposure	**Sectors with Increased climate risk**	**Stage 1**	**Stage 2**	**Stage 3**	**Total**	**Less than one year**	**One to five years**	**Greater than five years**	**Total**
Agriculture, forestry and fishing	Agriculture	6,017	645	306	**6,968**	1,493	1,697	3,778	**6,968**
	Fishing	50	7	1	**58**	12	14	32	**58**
	Forestry	10	2	–	**12**	2	3	7	**12**
	Total	**6,077**	**654**	**307**	**7,038**	**1,507**	**1,714**	**3,817**	**7,038**
Construction	Coal mining	–	–	–	**–**	–	–	–	**–**
	Housebuilders	493	383	117	**993**	596	357	40	**993**
	Oil and gas	181	56	3	**240**	144	86	10	**240**
	Other construction	1,647	591	315	**2,553**	1,532	918	103	**2,553**
	Total	**2,321**	**1,030**	**435**	**3,786**	**2,272**	**1,361**	**153**	**3,786**
Energy and water supply	Utilities	2,926	38	–	**2,964**	989	1,249	726	**2,964**
	Total	**2,926**	**38**	**–**	**2,964**	**989**	**1,249**	**726**	**2,964**
Financial, business and other services	Automotive	571	2	1	**574**	338	201	35	**574**
	Total	**571**	**2**	**1**	**574**	**338**	**201**	**35**	**574**
Manufacturing	Automotive	702	8	1	**711**	485	190	36	**711**
	Construction materials, chemicals and steel manufacture	249	72	3	**324**	222	86	16	**324**
	Food manufacturing and wholesalers	847	169	3	**1,019**	695	272	52	**1,019**
	General manufacturing	1,453	232	111	**1,796**	1,225	480	91	**1,796**
	Oil and gas	1	–	–	**1**	1	–	–	**1**
	Total	**3,252**	**481**	**118**	**3,851**	**2,628**	**1,028**	**195**	**3,851**
Property companies	Real estate	18,195	2,307	402	**20,904**	8,632	9,231	3,041	**20,904**
	Total	**18,195**	**2,307**	**402**	**20,904**	**8,632**	**9,231**	**3,041**	**20,904**
Transport, distribution and hotels	Automotive	1,751	125	41	**1,917**	1,049	706	162	**1,917**
	Industrial transport	938	150	30	**1,118**	611	412	95	**1,118**
	Oil and gas	100	–	–	**100**	54	37	9	**100**
	Passenger transport	389	45	15	**449**	246	165	38	**449**
	Total	**3,178**	**320**	**86**	**3,584**	**1,960**	**1,320**	**304**	**3,584**
Residential (mortgages and other)[1]	Increased risk	274,205	42,382	7,190	**323,777**	15,258	55,770	252,749	**323,777**
	Total	**274,205**	**42,382**	**7,190**	**323,777**	**15,258**	**55,770**	**252,749**	**323,777**
Lease financing and hire purchase	Increased risk	14,886	2,368	120	**17,374**	5,284	11,679	411	**17,374**
	Total	**14,886**	**2,368**	**120**	**17,374**	**5,284**	**11,679**	**411**	**17,374**
Total assessed as increased risk		**325,611**	**49,582**	**8,659**	**383,852**	**38,868**	**83,553**	**261,431**	**383,852**
Subtotal of sectors spanning multiple industries	Oil and gas	282	56	3	**341**	199	123	19	**341**
	Automotive	3,024	135	43	**3,202**	1,872	1,097	233	**3,202**
	Real estate	18,195	2,307	402	**20,904**	8,632	9,231	3,041	**20,904**

1    Residential (mortgages and other) includes POCI (purchased or originated credit-impaired, £1.8 billion Stage 1, £3.3 billion Stage 2 and £2.8 billion Stage 3).
We have calculated financed emissions for 97.3 per cent of our assets in scope of PCAF methodology.
Based on 2022 total Group assets of £877.8 billion, approximately £544.7 billion of assets (excluding pension and investment balances) are in scope of Partnership for Carbon Accounting Financials (PCAF) methodology. We have calculated emissions for 97.3 per cent of our Bank assets in-scope of PCAF, including cash.
Cash is represented in our coverage as zero emissions, noting the PCAF standard does not have a methodology for cash. The table below shows the proportion of lending that is covered by Net Zero Banking Alliance (NZBA) Financed Emissions sector targets:

Reconciliation of Group total assets to lending used for emissions calculations

	Total 2022 £bn
Total assets	**877.8**
PCAF out of scope (financial line)[1]	(169.0)
PCAF out of scope (business unit)[2]	(164.1)
PCAF assets in scope	544.7
Zero emissions (cash)[3]	(93.0)
PCAF assets with financed emissions	451.7
Lending where emissions are not yet calculated[4]	(11.9)
Total lending where Bank financed emissions have been calculated	**439.8**

1    Relates to financial lines that are not in scope of PCAF.
2    Mainly relates to exclusion of pensions and Investment balances which are covered through our Scottish Widows financed emissions ambition.
3    Relates to zero-emission balances, mainly cash.
4    Relates to lending portfolios where emissions are yet to be calculated.

7	Lloyds Bank plc Annual Report on Form 20-F 2023

Business continued
The scale of our emissions varies across different areas of the business. A breakdown of our Group’s absolute emissions is shown below. Our emissions footprint has guided our approach to assessing the risks and opportunities and where we have the biggest role to play. We calculate our emissions in line with the Greenhouse Gas Protocol.

Area of the Group	Absolute emission (MtCO2e)[1,2]
Bank financed emissions (2022)	22
Scottish Widows financed emissions (2022)	10.2
Supply chain emissions (2022/23)	0.8	√
Own operation emissions (2022/23)	0.1	√
1    Based on 2022 data available for bank and Scottish Widows financed emissions Scope 1 and 2 emissions only. 2022/23 period end data for supply chain emissions. 2022/23 period end data for own operations includes Scope 1, 2 and 3 categories and is reported on a market basis.
2    √ Indicator is subject to limited ISAE 3000 (revised) assurance by Deloitte LLP.
We have set several ambitions across our own operations, supply chain and lending and investments to support the decarbonisation of our business in line with limiting global warming to 1.5°C.
Our emissions and financing targets drive the delivery of our environmental strategy. With these targets supporting management of our climate-related risks and opportunities, notably the risk “failure to support the transition to net zero”. Our 2023 balanced scorecard applies a meaningful 10 per cent weighting to environmental measures, having key performance measured by assessing the progress against our targets and sustainable financing and investments. From 2024 the Long Term Incentive Plan (LTIP) will include a weighting of 15 per cent against environment measures, reflecting that the transition to a low carbon economy is core to the Group strategy.
Our emissions targets
Bank ambition
Work with customers, government and the market to help reduce the carbon emissions we finance by more than 50 per cent by 2030 on the path to net zero by 2050 or sooner.
Our overall bank emissions reduction ambition is supported by 10 sector-specific targets covering our highest emitting sectors. These targets are supported by sector-specific transition plans which detail how we are supporting our customers and clients to transition in these areas.
Our NZBA targets and sector lending coverage
5    There are rounding differences between target baseline, percentage reduction and 2030 target. Targets cover on-balance sheet assets.
6    √ Indicator is subject to limited ISAE 3000 (revised) assurance by Deloitte LLP. Deloitte’s 2023 assurance statement and the 2023 consolidated reporting criteria are available online at our download centre.
7    Shows divergence between 2022 actual and 2022 reference pathway emission intensity. Arrow up – performance for 2022 ahead of reference pathway. Arrow down – performance for 2022 behind reference pathway.
8    Data availability has resulted in physical emissions for 2022 C&RRE being held flat, and instead employing the 2021 position. This follows PCAF guidance to use most recent available when presented with a lag in available emissions-related data. We will look to enhance methodology in 2024.
9    Retail motor cars and vans divergence, is based on divergence from scenario pathway as no reference pathway is available.

8	Lloyds Bank plc Annual Report on Form 20-F 2023

Business continued
Our Bank financed emissions
The table shows the Bank’s absolute financed emissions and the physical and economic intensity along with PCAF data quality scores.
Our Scope 3 financed emissions are calculated from the Scope 1 and 2 emissions generated from our investments or lending. Scope 3 (value chain) emissions are also calculated and reported separately for certain sectors, aligning to the PCAF standard phased approach. We continue to refine our estimates of financed emissions as we enhance our understanding, calculation methodologies and data.
We recognise our role in the UK economy, and the opportunities it creates to support the transition of our most carbon-intensive sectors in order to meet our net zero ambitions. In supporting the transition of these sectors, through direct financing, our financed emissions may increase on a temporary basis. In the long term we expect that supporting the transition of our high carbon sector clients will reduce our financed emissions.

Bank absolute financed emissions, PCAF data quality scores and intensity metrics

			2018[1]				2021						2022					
			Financed emissions (MtCO_2e)				Financed emissions (MtCO_2e)						Financed emissions (MtCO_2e)					
NZBA sector	Baseline year	Target unit	Scope 1 and 2	PCAF data quality score	Physical emissions intensity	Economic emissions intensity (MtCO_2e/ £bn)	Scope 1 and 2	PCAF data quality score	Scope 3[2]	PCAF data quality score	Physical emissions intensity	Economic emissions intensity (MtCO_2e/ £bn)	Scope 1 and 2	PCAF data quality score	Scope 3[2]	PCAF data quality score	Physical emissions intensity	Economic emissions intensity (MtCO_2e/ £bn)
Greening the built environment																		
UK mortgages	2020	Emissions intensity (kgCO_2e/m^2)	–	–	–	–	5.7	3.6	–	–	47kgCO_2e/m^2	0.02	5.1 ✓	3.4 ✓	–	–	44kgCO_2e/m^2 ✓	0.02
C&RRE	2021	Emissions intensity (kgCO_2e/m^2)	–	–	–	–	1.0✓	4.5 ✓	–	–	45kgCO_2e/m^2 ✓	0.05	0.9[4]	5.0	–	–	45kgCO_2e/m^2	0.04
Low carbon transport																		
Retail motor	2018	Emissions intensity (gCO_2e/km)	4.2 ✓	2.2 ✓	150gCO_2e/km (cars) ✓ & 198gCO_2e/km (vans) ✓	0.24	3.0	2.1	–	–	148gCO_2e/km (cars) & 191gCO_2e/km (vans)	0.18	2.7 ✓	2.1 ✓	–	–	143gCO_2e/km (cars) ✓ & 190gCO_2e/km (vans) ✓	0.15
Road passenger transport	2019	Emissions intensity (gCO_2e/pkm)	–	–	–	–	0.1	2.4	0.0	3.4	159gCO_2e/ pkm	0.32	0.2 ✓	2.2 ✓	0.1 ✓	3.2 ✓	129gCO_2e/ pkm ✓	0.34
Automotive (OEMs)	2020	Emissions intensity (gCO_2e/vkm)	–	–	–	–	0.1	2.0	5.9	2.0	286gCO_2e/ vkm	0.03	0.2 ✓	2.0 ✓	10.6 ✓	2.0 ✓	232gCO_2e/ vkm ✓	0.03
Aviation	2019	Emissions intensity (gCO_2e/rtk)	–	–	–	–	0.7	2.0	0.1	2.2	1,819gCO_2/rtk	1.15	0.5 ✓	2.0 ✓	0.1 ✓	2.0 ✓	1,003gCO_2/rtk ✓	1.13
Sustainable farming and food																		
Agriculture	2021	Absolute emissions (MtCO_2e)	–	–	–	–	6.3 ✓	4.9 ✓	–	–	–	0.93	6.0 ✓	4.9 ✓	–	–	–	0.91
Energy transition																		
Oil and gas	2019	Absolute emissions (MtCO_2e)	–	–	–	–	0.4	3.2	5.2	3.9	–	0.31	0.2 ✓	3.8 ✓	3.1 ✓	4.2 ✓	–	0.25
Power generation	2020	Emissions intensity (gCO_2e/kWh)	–	–	–	–	0.2	3.0	–	–	198gCO_2e/ kWh	0.16	0.2 ✓	3.0 ✓	–	–	121gCO_2e/kWh ✓	0.11
Bank financed emissions with NZBA target			**4.2**	**2.2**	**–**	**0.24**	**17.5**	**3.6**	**11.2**	**2.5**	**–**	**0.05**	**16.0**	**3.4**	**13.9**	**2.3**	–	**0.04**
Consumer Lending without NZBA targets[5]			6.4	3.9	–	0.02	–	–	–	–	–	–	–	–	–	–	–	–
Commercial Banking without NZBA targets			19.0	4.3	–	0.17	6.1	4.3	–	–	–	0.09	6.0	4.3	30-55	5.0	–	0.09
Total bank financed emissions			**29.6**	**3.9**	**–**	**0.07**	**23.6**	**3.8**	**11.2**	**2.5**	**–**	**0.06**	**22.0**	**3.6**	**43.9-68.9**	**4.1-4.5**	**–**	**0.05**

1    Our 2018 baseline year has been restated from 28.6 MtCO2e to 29.6 MtCO2e (3.5 per cent increase) due to methodology changes and improved data for motor and commercial banking portfolios.
2    The Bank’s scope 3 emissions are made up of the Scope 1, 2 and 3 emissions of the customers we lend to. PCAF allows for a phasing in of disclosure for customers’ Scope 3 emissions. Within Commercial Banking without NZBA targets our Scope 3 disclosures cover sectors across transportation, construction, buildings, material and industrial activities in line with PCAF guidance. An estimated range has been provided due to both the limited availability and variability of published Scope 3 data.
3    √ Indicator is subject to limited ISAE 3000 (revised) assurance by Deloitte LLP.
4    Data availability has resulted in calculation of 2022 C&RRE absolute emissions using 2021 emissions data. This follows PCAF guidance to use most recent available when presented with a lag in available emissions-related data. We will look to enhance methodology in 2024.
5    2018 Consumer lending without NZBA targets relates to UK mortgages balances, prior to setting a NZBA target.

9	Lloyds Bank plc Annual Report on Form 20-F 2023

Business continued
Scottish Widows
1    Carbon footprint is a measure of carbon intensity calculated as absolute value of emissions applicable to an investment divided by the value of investment. The carbon footprint measured, where data is available, for the year-end 2022 was 77.4 tCO2e/£m √ against a 2019 baseline of 116.1 tCO2e/£m √
2    √ Indicator is subject to limited ISAE 3000 (revised) assurance by Deloitte LLP.
Supply chain
Scope 3 supply chain emissions (tCO2e)

	Restated baseline year 2021/22		Current year 2022/23
Scope 3 emission GHG protocol Categories[1,2,4]	679,326	√	785,237	√
Reduce the carbon emissions we generate through our supply chain by 50 per cent by 2030 on the path to net zero by 2050 or sooner.1,2,3
1    From a 2021/22 baseline
2    √ Indicator is subject to limited ISAE 3000 (revised) assurance by Deloitte LLP.
3    We refined our methodology and approach to calculating our supply chain emissions in 2023 and have recalculated our baseline emissions for the period October 2021 to September 2022. A key refinement was the exclusion of VAT from our spend data used to calculate supplier emissions.
One year on from announcing our supply chain ambition to reduce our emissions by 50 per cent by 2030 on our path to net zero by 2050, or sooner, we have seen an increase of 16 per cent in our disclosed supply chain emissions. This increase has been driven by business growth and investment that has resulted in a 21 per cent increase in spend with suppliers from £4.0 billion to £4.9 billion compared to our baseline year.
This highlights the limitations of a spend based methodology which relies on average carbon emission factors per £1 of spend and supports our objective of moving towards supplier-specific carbon emissions data. This will allow us to more readily assess the progress of our suppliers against our ambition by decoupling spend from emissions, reflecting the actions taken by suppliers to decarbonise their business activities.
Own operations
Demonstrating our commitment to managing our own operations emissions, this year, we have also reviewed and redefined our operational net zero target for 2030. We have increased our commitment to reduce operational Scope 1 and 2 carbon emissions from 75 per cent to at least 90 per cent by 2030, based on our 2018/19 baseline. We recognise that there is more that we can do to minimise the environmental impact of our direct operations, and have introduced a new pledge for nature across our operations.
Direct carbon emissions1
1    Scope 1 and 2 emissions, market-based approach for electricity Scope 2. Emissions reduction is shown for the period 1 October 2022 to 30 September 2023.
Balanced scorecard KPI1,2,3
1    Scope 1 and 2 emissions, market-based approach for electricity Scope 2. Emissions reduction is shown for the period 1 October 2022 to 30 September 2023.
2    Restated all prior periods data to improve the accuracy of reporting using actual data to replace estimates, historical emissions associated with Embark Group’s properties, and improved escaped refrigerant related emissions
3    Includes Scope 1, 2 emissions and Scope 3 categories 3, 5, 6 and 7. Scope 3 categories 1, 2, 4 and 15 are excluded.
4    √ Indicator is subject to limited ISAE 3000 (revised) assurance by Deloitte LLP.
In 2022/23, our overall market-based carbon emissions were 123,499 tonnes CO2e, 30.2 per cent lower since 2018/19 and a 5.0 per cent increase since 2021/22, mainly driven by higher business travel and commuting related carbon emissions.

10	Lloyds Bank plc Annual Report on Form 20-F 2023

Business continued
Our sustainable financing and investment targets
In 2022 we set sustainable finance targets through to 2024 totalling £33 billion across the bank and for up to £25 billion of investments in climate aware strategies for our Scottish Widows business from 2020 through to 2025. We have made great progress against these targets and have already reached our Commercial Banking target for our corporate and institutional customers.
We have built on our existing targets across the Group with a new 2024 to 2026 target for Commercial Banking which is in addition to our existing targets set out below.
Our sustainable financing and investment targets1

2023 progress
Commercial Banking √	£15.8bn - target achieved
£15 billion sustainable finance for corporate and institutional customers[1] by 2024
Motor √	£5.7bn
£8 billion financing for EV and plug-in hybrid electric vehicles by 2024[2]
EPC A/B mortgage lending √	£7.5bn4
£10 billion of mortgage lending for EPC A and B rated properties by 2024[3]
Scottish Widows √	£21.7bn
£20–£25 billion discretionary investment in climate-aware[5] strategies by 2025
Our new target from 2024	£30bn
Commercial Banking 2024 to 2026[6]
1    Corporate and institutional customers (customers with a turnover >£100 million). £7.9 billion achieved in 2023.
2    £3.6 billion achieved in 2023.
3    The target includes remortgages but excludes further advances.
4    £7.5 billion covers the period from January 2022 to September 2023 With £2.8 billion achieved from 1 January 2023 to 30 September 2023.
5    We are working with our strategic fund management partners BlackRock and Schroders to develop and refine a range of funds that have a bias towards investing in companies that are adapting their businesses to be less carbon intensive and/or developing climate solutions.
6    New 2024 lending target for Commercial Banking.
7    √ Indicator is subject to limited ISAE 3000 (revised) assurance by Deloitte LLP.
Financial planning and controls
How climate is factored into our internal reporting and planning process
Climate considerations form part of our planning and forecasting activities. We consider climate effects in our base case economic scenario and forecast financed emissions alongside climate risks and opportunities within the Group’s four-year financial plan, primarily conducted across three key areas.
Our financial planning process acknowledges the dependencies on both external factors such as policies, technology developments and customer behaviour. We continue to monitor the impact of these external factors on our Group ambitions and targets alongside working in partnership with our customers and other stakeholders to achieve our common goal of achieving net zero by 2050.
How Finance is supporting the Bank’s reporting of climate-related matters
1.Forecasting our Bank financed emissions to 2030 for our high-carbon-intensive sectors, along with our supply chain and own operations.
2.Building the capability to report our financed emissions and sustainable lending and investments progress on a quarterly basis, to support balance scorecard tracking. With this process aligned to Board Risk Appetite metrics.
3.Implementing a number of climate-related controls in relation to the calculation and reporting of financed emissions and related regulatory disclosures.
4.Continuing to develop the Group’s investment planning capabilities to progress our climate ambitions and targets: reducing the emissions we finance, reducing the emissions from our suppliers and supporting our net zero own operations footprint.
Financial statement preparation includes consideration of the impact of climate change on the Group’s financial position. While the effects of climate change represent a source of uncertainty, the Group does not consider there to be a material short-term impact on its estimates for climate-related risks.
An assessment was performed of the Group’s internally generated economic scenarios used in the measurement of expected credit losses against external scenarios published by the NGFS. For further details of how scenario analysis was used to support our impairment assessments in 2023 (see our Climate risk section page 40 to 42).
There is no material impact assessed on the Group’s financial position or performance as at 31 December 2023.
We are continuing to increase the scope of our emissions forecasting to cover more of our balance sheet, leveraging our forecasting process and capabilities to track progress against our published sector targets.
We regularly track sustainability-related investment across key climate, nature and social initiatives through direct engagement with business unit teams ensuring alignment and prioritisation with our strategic objectives. As part of this, the Group has dedicated investment of c.£40 million to support our customers’ transition in 2024, in addition to the day-to-day activities integrated into business-as-usual. Regular monitoring of our sustainability-related investment across the Group aligns our financial goals with our purpose, supporting the ability to measure progress and delivery.

11	Lloyds Bank plc Annual Report on Form 20-F 2023

Business continued
Task Force on Climate-related Financial Disclosures (TCFD) recommendations
We comply with the FCA’s Listing Rule 9.8.6R(8). Set out in the following table are our climate-related financial disclosures which are consistent with the 2021 TCFD recommendations and recommended disclosures across all four of the TCFD pillars: strategy; governance; risk management; and metrics and targets.
We will continue to assess and develop our disclosures against the TCFD recommendations and recommended disclosures, considering relevant TCFD guidance and materials along with new disclosure requirements such as International Sustainability Standards Board: IFRS S1 “General requirements” IFRS S2 “Climate-related disclosures”.
Progress against TCFD recommendations

TCFD pillar	Strategy
Recommendation	Disclose the actual and potential impacts of climate-related risks and opportunities on the organisation’s business, strategy and financial planning where such information is material.

TCFD recommended disclosures		Reference	Summary of progress
A:	Describe the climate-related risks and opportunities the organisation has identified over the short, medium, and long term.	Risk management page 41 Environmental matters page 5
•Defined the key climate-related risks and opportunities across the Group and identified the potential time horizons (aligned with Group financial planning) over which they may arise
•Disclosures made on the cross-cutting nature of climate risks and how this can impact a broad range of principal risks

B:	Describe the impact of climate-related risks and opportunities on the organisation’s business, strategy and financial planning.	Risk management page 41 Environmental matters page 11
•The Group’s financial statements consider the impact of climate-related risks on our financial position and performance, including expanded consideration of the impact on expected credit losses in 2023
•Continued to embed climate risk into our financial planning process with financed emissions ambitions considered as part of the forecasting process
•Embedded monitoring of sector targets, as reported in our Group climate transition plan, into the internal reporting process with the aim to support climate considerations forming part of the Group’s regular decision making

C:	Describe the resilience of the organisation’s strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario.	Risk management pages 40 to 42 Environmental matters page 4
•We have assessed the resilience of our lending and investment portfolio to climate risk based on sector exposure, building on lessons learnt from the 2021 CBES
•We have noted that our commercial lending exposure to sectors with increased impacts from climate risk is relatively low
•Over the medium to long term, transition risk on our pensions and investment portfolio is significant but an orderly transition to net zero would provide an opportunity for better customer outcomes

TCFD pillar	Governance
Recommendation	Disclose the organisation’s governance around climate-related risks and opportunities.

TCFD recommended disclosures		Reference	Summary of progress
A:	Describe the Board’s oversight of climate-related risks and opportunities.	Not applicable
•Our governance structure provides clear oversight and ownership of the Group’s environmental sustainability strategy and management of risks and opportunities at the Board and executive levels
•The Board is engaged through different committees on at least a least quarterly basis on our sustainability agenda including our nature strategy and the monitoring of our progress against targets and ambitions

B:	Describe management’s role in assessing and managing climate-related risks and opportunities.	Not applicable
•The Group Net Zero Committee provides direction and oversight of the Group’s environmental sustainability strategy including opportunities, supported by divisional governance
•The Group Risk Committee provides oversight of climate risk
•Key Committee oversight in 2023 included development of sector targets for three new sectors and the evolution of our environmental strategy

12	Lloyds Bank plc Annual Report on Form 20-F 2023

Business continued

TCFD pillar	Risk management
Recommendation	Disclose how the organisation identifies, assesses, and manages climate-related risks.

TCFD recommended disclosures		Reference	Summary of progress
A:	Describe the organisation’s processes for identifying and assessing climate-related risks.	Risk management pages 40 to 42
•Key climate-related risks have been identified at Group level across five themes: net zero; greenwashing; external disclosures; inbound physical and transition risks; and regulatory compliance
•The materiality of these risks has been assessed based on their potential impact on the Group, with scenario analysis outputs used to inform this in key areas

B:	Describe the organisation’s processes for managing climate-related risks.	Risk management pages 40 to 42
•We are continuing to embed consideration of climate risk within our existing risk management processes to mitigate the cross-cutting impacts of climate risk
•We have developed some initial controls for managing these risks, although we expect to continue to enhance these as our understanding evolves

C:	Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organisation’s overall risk management.	Risk management pages 40 to 42
•Climate risk is embedded into our Enterprise Risk Management Framework, through consideration of climate risk as its own principal risk, and integration into other principal risks materially impacted
•The Group climate risk policy provides an overarching framework for the management of climate risks across the Group

TCFD pillar	Metrics and targets document
Recommendation	Disclose the metrics and targets used to assess and manage relevant climate-related risks and opportunities where such information is material.

TCFD recommended disclosures		Reference	Summary of progress
A:	Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process.	Environmental matters pages 6 to 11
•Our exposure to sectors with increased climate risk has been analysed, and used to set our bank emission ambition and NZBA sector targets
•We monitor progress against our net zero ambitions, including measures related to our financed emissions, own operations emissions, supply chain emissions and sustainable finance and investment. We also monitor our progress in relation to our 10 NZBA sector targets

B:	Disclose Scope 1, Scope 2, and, if appropriate, Scope 3 greenhouse gas (GHG) emissions, and the related risks.	Environmental matters pages 8 to 11
•We have disclosed our Scope 1, 2 and 3 emissions for our own operations and supply chain, and continue to develop our approach to calculating financed emissions, now updated to period ended 2022
•We calculate our emissions in line with GHG protocol and have released our first Scope 3 basis of reporting. This document includes details on our approach to all 15 categories of Scope 3 GHG reporting
•In June 2023 Scottish Widows published product level TCFD reporting in compliance with FCA ESG Sourcebook (set out via FCA PS21/24), with an update to be published by June 2024

C:	Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets.	Environmental matters page 8 to 11
•We have defined sustainable financing and investment targets for our core business areas. Along with our emissions ambitions these make up the key metrics we use in the Group to monitor our progress against our strategy
•To support our overall bank ambitions we have released 10 sector-specific 2030 NZBA targets. These are a mix of physical intensity and absolute emissions based targets

Legal actions and regulatory matters
During the ordinary course of business the Group is subject to threatened or actual legal proceedings and regulatory reviews and investigations both in the UK and overseas. Further discussion on the Group’s regulatory and legal provisions is set out in note 26 to the financial statements and on its contingent liabilities relating to other legal actions and regulatory matters is set out in note 34 to the financial statements.

13	Lloyds Bank plc Annual Report on Form 20-F 2023

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

14	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued
Critical accounting judgements and key sources of estimation uncertainty
Critical accounting judgements and key sources of estimation uncertainty are discussed in note 3 to the financial statements.
Future accounting developments
Future developments in relation to the Lloyds Bank Group’s IFRS reporting are discussed in note 1 to the financial statements.
Results of operations – 2023 and 2022
The Group’s condensed consolidated income statement and condensed consolidated balance sheet are as follows.
Income statement

	2023 £m	2022 £m
Net interest income	13,709	13,105
Other income	4,658	3,640
Total income	18,367	16,745
Operating expenses	(10,968)	(9,199)
Impairment	(343)	(1,452)
Profit before tax	7,056	6,094
Tax expense	(1,849)	(1,300)
Profit for the year	5,207	4,794

Profit attributable to ordinary shareholders	4,858	4,528
Profit attributable to other equity holders	334	241
Profit attributable to equity holders	5,192	4,769
Profit attributable to non-controlling interests	15	25
Profit for the year	5,207	4,794
The Group’s profit before tax for the year was £7,056 million, with the increase materially driven by higher net income and a lower impairment charge, partly offset by increased operating expenses. Profit for the year was £5,207 million (2022: £4,794 million).
Total income for the year was £18,367 million, an increase of 10 per cent on 2022, reflecting higher net interest income and higher other income in the year.
Net interest income of £13,709 million was up 5 per cent on the prior year, driven by higher margins. Average interest-earning assets decreased by £15,137 million to £579,354 million in 2023 compared to £594,491 million in 2022, primarily driven by a reduction in reverse repurchase agreements in the year.
Other income was £1,018 million higher at £4,658 million in 2023 compared to £3,640 million in 2022. Net fee and commission income was £101 million higher at £1,352 million, reflecting higher credit and debit card fees as a result of increased customer activity. Net trading income was £204 million higher at £384 million in 2023, in part reflecting the effects of the higher rate environment. Other operating income increased to £2,922 million compared to £2,209 million in 2022 including growth in Lex Autolease, the acquisition of Tusker and increased recharges to fellow Lloyds Banking Group undertakings reflecting higher strategic investment and inflationary effects.
Total operating expenses of £10,968 million were 19 per cent higher than in the prior year. This reflects the higher planned strategic investment (partly offset by the recharges within other income), severance charges, new business costs and inflationary effects. In 2023 the Group recognised remediation costs of £661 million (2022: £225 million) relating to pre-existing programmes and a provision for the potential impact of the recently announced FCA review into historical motor finance commission arrangements. The higher operating lease depreciation charge reflected the declines in used car prices (notably in the fourth quarter), impacting portfolio valuations and gains on disposals, the depreciation cost of higher value vehicles and the Tusker acquisition in the first quarter and its subsequent growth.
The impairment charge was £343 million compared to £1,452 million in 2022. The decrease reflects the impact of a significant write-back following the repayment of debt from a single name client, as well as an impairment credit from modest revisions to the Group’s economic outlook compared to the deterioration in economic outlook captured last year. Asset quality remains strong with credit performance across portfolios broadly at, or favourable to pre-pandemic experience.
The Lloyds Bank Group’s post-tax return on average total assets increased to 0.85 per cent compared to 0.77 per cent in the year ended 31 December 2022.

15	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued
Results of operations – 2023 and 2022 continued
Balance sheet and capital

	2023 £m	2022 £m
Assets
Cash and balances at central banks	57,909	72,005
Financial assets at fair value through profit or loss	1,862	1,371
Derivative financial instruments	3,165	3,857
Loans and advances to banks	8,810	8,363
Loans and advances to customers	433,124	435,627
Reverse repurchase agreements	32,751	39,259
Debt securities	12,546	7,331
Due from fellow Lloyds Banking Group undertakings	840	816
Financial assets at amortised cost	488,071	491,396
Financial assets at fair value through other comprehensive income	27,337	22,846
Other assets[1]	27,061	25,453
Total assets	605,405	616,928
Liabilities
Deposits from banks	3,557	4,658
Customer deposits	441,953	446,172
Repurchase agreements	37,702	48,590
Due to fellow Lloyds Banking Group undertakings	2,932	2,539
Financial liabilities at fair value through profit or loss	5,255	5,159
Derivative financial instruments	4,307	5,891
Debt securities in issue at amortised cost	52,449	49,056
Subordinated liabilities	6,935	6,593
Other liabilities[1]	9,884	9,211
Total liabilities	564,974	577,869
Equity
Ordinary shareholders’ equity	35,355	34,709
Other equity instruments	5,018	4,268
Non-controlling interests	58	82
Total equity	40,431	39,059
Total equity and liabilities	605,405	616,928
1    See note 1 to the consolidated financial statements regarding changes to presentation.
Total assets were £11,523 million lower at £605,405 million at 31 December 2023 compared to £616,928 million at 31 December 2022. Cash and balances at central banks decreased by £14,096 million to £57,909 million reflecting decreased liquidity holdings. Financial assets at amortised cost were £3,325 million lower at £488,071 million compared to £491,396 million at 31 December 2022 with increases in debt securities of £5,215 million and loans and advances to banks of £447 million, more than offset by a reduction in reverse repurchase agreements of £6,508 million and loans and advances to customers of £2,503 million.
The reduction in loans and advances to customers was primarily as a result of securitisations of £5.2 billion, including £2.5 billion of legacy Retail mortgages (£2.1 billion in the closed mortgage book) and £2.7 billion of Retail unsecured loans.
Financial assets at fair value through other comprehensive income increased £4,491 million as a result of an increase in holdings of government bonds and other debt securities. Goodwill and other intangible assets increased £713 million, including £143 million in goodwill following the completion of the acquisition of Tusker during 2023 and higher capitalised software enhancements, in line with the Group’s planned strategic investment. The increase in other assets of £1,816 million, primarily reflects higher operating lease assets following the Tusker acquisition. Deferred tax assets were £1,221 million lower due to changes in the value of the cash flow hedge reserve and utilisation of tax losses in the year.
Total liabilities were £12,895 million lower at £564,974 million compared to £577,869 million at 31 December 2022. Deposits from banks decreased £1,101 million and customer deposits by £4,219 million since the end of 2022. This includes a decrease in Retail current account balances of £11.3 billion as a result of higher spend and a more competitive savings market, including the Group’s own savings offers. In Retail savings and Wealth, balances have increased by a combined £8.9 billion, partly from transfers from the Group’s current account customer base. Commercial Banking deposits decreased £1.4 billion during 2023. In addition, there was a reduction in repurchase agreements of £10,888 million and derivatives of £1,584 million. Partly offsetting these reductions, debt securities in issue at amortised cost increased by £3,393 million following issuances of certificates of deposit and securitisation notes, and other liabilities increased £673 million as a result of higher lease liabilities.
Total equity of £40,431 million at 31 December 2023 increased from £39,059 million at 31 December 2022. The movement reflected attributable profit for the year, movements in the cash flow hedge reserve and the issuance of other equity instruments, partially offset by market movements impacting pensions, alongside dividends paid in the year of £4.7 billion.

16	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued
Results of operations – 2023 and 2022 continued
Capital
The Group’s common equity tier 1 (CET1) capital ratio decreased to 14.4 per cent at 31 December 2023 compared to 14.8 per cent at 31 December 2022. Profit for the year was more than offset by pension deficit contributions made to the defined benefit pension schemes, an increased deduction for goodwill and other intangible assets, the ordinary dividends paid in the second half of the year, the accrual for foreseeable ordinary dividends, distributions on other equity instruments and an increase in risk-weighted assets.
Risk-weighted assets increased by £7,658 million, or 4 per cent, from £174,902 million at 31 December 2022 to £182,560 million at 31 December 2023. This includes the impact of Retail secured CRD IV model updates of £5 billion. Excluding this, lending and operational risk increases, a modest uplift from credit and model calibrations and other movements were partly offset by optimisation, including capital efficient securitisation activity within the balance sheet.
The total capital ratio remained at 20.5 per cent at 31 December 2023. The increase in CET1 capital resources and the issuance of new AT1 and Tier 2 capital instruments were broadly offset by the increase in risk-weighted assets and other movements in Tier 2 capital instruments, which included the impact of sterling appreciation and regulatory amortisation.
The UK leverage ratio increased to 5.6 per cent at 31 December 2023 compared to 5.4 per cent at 31 December 2022, reflecting the increase in the total tier 1 capital position. This was partially offset by the increase in the leverage exposure measure following increases in financial and other assets (excluding central bank claims), net of reductions in off-balance sheet items and the measure for securities financing transactions.
Results of operations – 2021
The Lloyds Bank Group’s results for the year ended 31 December 2021, and a discussion of the results for the year ended 31 December 2022 compared to those for the year ended 31 December 2021, were included in the Annual Report on Form 20-F for the year ended 31 December 2022, filed with the SEC on on 7 March 2023 (“2022 Annual Report”). The discussion included under “Results of operations – 2022 and 2021 – Income statement commentary” on pages 21 to 23 of the 2022 Annual Report is hereby incorporated by reference into this document.

17	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued
Average balance sheet and interest income and expense

	2023			2022			2021
	Average balance sheet amount £m	Interest earned £m	Average yield %	Average balance sheet amount £m	Interest earned £m	Average yield %	Average balance sheet amount £m	Interest earned £m	Average yield %
Assets[1]
Financial assets at amortised cost:
Loans and advances to banks	78,116	3,096	3.96	77,920	846	1.09	60,029	70	0.12
Loans and advances to customers	433,524	18,992	4.38	436,106	13,789	3.16	434,524	12,241	2.82
Reverse repurchase agreements	34,395	1,866	5.43	50,393	835	1.66	50,918	93	0.18
Debt securities	9,607	495	5.15	6,543	145	2.22	4,725	74	1.57
Financial assets at fair value through other comprehensive income	23,712	851	3.59	23,529	947	4.02	26,080	442	1.69
Total average interest-earning assets of banking book	579,354	25,300	4.37	594,491	16,562	2.79	576,276	12,920	2.24
Total average interest-earning financial assets at fair value through profit or loss	1,484	33	2.22	1,762	21	1.19	1,631	16	0.98
Total average interest-earning assets	580,838	25,333	4.36	596,253	16,583	2.78	577,907	12,936	2.24
Allowance for impairment losses on financial assets held at amortised cost	(4,689)			(4,261)			(5,115)
Non-interest earning assets	33,106			30,584			29,767
Total average assets and interest earned	609,255	25,333	4.16	622,576	16,583	2.66	602,559	12,936	2.15
Liabilities and shareholders’ funds[1]
Deposits by banks	3,588	131	3.65	4,109	78	1.90	4,939	66	1.34
Customer deposits	319,666	6,045	1.89	317,779	1,083	0.34	324,058	386	0.12
Repurchase agreements at amortised cost	43,479	2,397	5.51	46,202	827	1.79	22,415	22	0.10
Debt securities in issue at amortised cost[2]	54,598	2,595	4.75	51,571	1,075	2.08	54,333	746	1.37
Lease liabilities	1,446	28	1.94	1,306	27	2.07	1,494	30	2.01
Subordinated liabilities	6,576	395	6.01	6,607	367	5.55	9,046	634	7.01
Total average interest-bearing liabilities of banking book	429,353	11,591	2.70	427,574	3,457	0.81	416,285	1,884	0.45
Total average interest-bearing financial liabilities at fair value through profit or loss	4,987	78	1.56	5,645	122	2.16	6,689	93	1.39
Total average interest-bearing liabilities	434,340	11,669	2.69	433,219	3,579	0.83	422,974	1,977	0.47
Non-interest-bearing customer accounts	120,229			132,111			119,712
Other non-interest-bearing liabilities	14,627			17,278			18,289
Total average non-interest-bearing liabilities	134,856			149,389			138,001
Non-controlling interests, other equity instruments and shareholders’ funds	40,059			39,968			41,584
Total average liabilities, average shareholders’ funds and interest expense	609,255	11,669	1.92	622,576	3,579	0.57	602,559	1,977	0.33
1    The line items below are based on IFRS terminology and include all major categories of average interest-earning assets and average interest-bearing liabilities.
2    The impact of the Group’s hedging arrangements is included on this line.

	2023			2022			2021
	Average interest- earning assets £m	Net interest income £m	Net interest yield on interest- earning assets %	Average interest- earning assets £m	Net interest income £m	Net interest yield on interest- earning assets %	Average interest- earning assets £m	Net interest income £m	Net interest yield on interest- earning assets %
Average interest-earning assets and net interest income:
Banking business	579,354	13,709	2.37	594,491	13,105	2.20	576,276	11,036	1.92
Trading securities and other financial assets at fair value through profit or loss	1,484	(45)	(3.03)	1,762	(101)	(5.73)	1,631	(77)	(4.72)
	580,838	13,664	2.35	596,253	13,004	2.18	577,907	10,959	1.90

18	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued
Average balance sheet and interest income and expense continued
Average balances are based on daily averages for the principal areas of the Group’s banking activities with monthly or less frequent averages used elsewhere. Management believes that the interest rate trends are substantially the same as they would be if all balances were averaged on the same basis.
The Group’s operations are predominantly UK-based and as a result an analysis between UK and non-UK activities is not provided.
Changes in net interest income – volume and rate analysis
The following table allocates changes in net interest income between volume, rate and their combined impact for 2023 compared with 2022 and for 2022 compared with 2021.

	2023 compared with 2022 increase/(decrease)				2022 compared with 2021 increase/(decrease)
	Total change £m	Change in volume £m	Change in rates £m	Change in rates and volume £m	Total change £m	Change in volume £m	Change in rates £m	Change in rates and volume £m
Interest income
Financial assets at amortised cost:
Loans and advances to banks	2,250	2	2,242	6	776	21	582	173
Loans and advances to customers	5,203	(82)	5,316	(31)	1,548	45	1,498	5
Reverse repurchase agreements	1,031	(265)	1,899	(603)	742	(1)	751	(8)
Debt securities	350	68	192	90	71	28	31	12
Financial assets at fair value through other comprehensive income	(96)	7	(102)	(1)	505	(43)	607	(59)
Total banking book interest income	8,738	(270)	9,547	(539)	3,642	50	3,469	123
Total interest income on financial assets at fair value through profit or loss	12	(3)	18	(3)	5	1	4	–
Total interest income	8,750	(273)	9,565	(542)	3,647	51	3,473	123
Interest expense
Deposits by banks	53	(10)	72	(9)	12	(11)	28	(5)
Customer deposits	4,962	6	4,927	29	697	(7)	718	(14)
Liabilities to banks and customers under sale and repurchase agreements	1,570	(49)	1,720	(101)	805	23	380	402
Debt securities in issue at amortised cost	1,520	63	1,376	81	329	(38)	387	(20)
Lease liabilities	1	(1)	2	–	(3)	(4)	1	–
Subordinated liabilities	28	(2)	30	–	(267)	(171)	(131)	35
Total banking book interest expense	8,134	7	8,127	–	1,573	(208)	1,383	398
Total interest expense on financial liabilities at fair value through profit or loss	(44)	(14)	(34)	4	29	(15)	52	(8)
Total interest expense	8,090	(7)	8,093	4	1,602	(223)	1,435	390

19	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued
Risk overview
Effective risk management and control
Risk management is a key element in shaping our business model and delivering the Group’s strategy to enable sustainable growth. A strong risk management culture is crucial to keep the Group, our colleagues and our customers safe and secure from existing and emerging risks.
Our approach to risk
The Group’s business model is based on a prudent approach to risk, which guides participation decisions while safeguarding our colleagues, customers and the Group. An overview of risk management is included in this section, with the detailed risk management section from pages 26 to 73, which provides:
•A detailed overview of how risk is managed within the Group, including the approach to risk appetite
•The framework by which these risks are identified, managed, mitigated and monitored
Risk profile and performance
The Group has remained committed to maintaining support for its customers despite challenges with the rising cost of living and economic uncertainties in the global and domestic markets.
The Group’s loans and advances continue to be well positioned and heightened monitoring is in place to identify signs of affordability stress. The mortgage book remains resilient with arrears below 2019, with the new Mortgage Charter providing additional enhanced support to customers during 2023.
Unsecured and Commercial Banking portfolios continue to exhibit stable new to arrears and default trends broadly at, or below, pre-pandemic levels. Commercial Real Estate is demonstrating resilience and is well diversified with no speculative commercial development lending.
As part of the Group’s strategy, there will be continuing investments in technology and infrastructure. The Group’s operational resilience risks remain a key area of focus, particularly relating to cyber risk and supply chain management.
The Group has overseen the embedding of its operational risk and control framework during 2023 and its oversight of management of financial crime risks and consumer fraud.
Climate risk remains a key priority for the Group, with positive progress in 2023 and a commitment to continued focus in 2024. The Group has enhanced the monitoring of progress against its strategic ambitions, alongside ongoing development of capabilities for measuring and managing key risks.

Our enterprise risk management framework
The enterprise risk management framework (ERMF) is the foundation for the delivery of effective and consistent risk control across Lloyds Banking Group. It enables proactive identification, active management and monitoring of the Group’s risks, which is supported by our risk and control self-assessment approach.
The ERMF is regularly updated to ensure it remains in line with regulation, law, corporate governance and industry good practice. The Board and senior management are responsible for the approval of the ERMF, together with Group-wide risk principles and policies. The effectiveness of the ERMF is assessed annually with the results reported directly to the Board.
The Board and senior management set and embed a positive culture of diversity, equity and inclusion. Lloyds Banking Group’s Code of Ethics and Responsibility and our established values, reinforce colleagues’ accountability for the risks they take, their responsibility to explore customers’ needs and consistently deliver good customer outcomes.
Risk appetite is defined within the Group as the amount and type of risk that the Group is prepared to seek, accept or tolerate in delivering its strategy. The Board is responsible for approving the Group’s Board risk appetite statement annually. Board level risk appetite metrics are augmented further by executive-level metrics and cascaded into more detailed business metrics and limits.
The Group adopts a continuous risk management approach, from identifying the risks through risk and control self-assessment, and managing the risks through to producing appropriate, accurate and focused risk reporting. The Group ensures that the appropriate risk resources and capabilities are in place, with colleagues provided with the necessary training to give them the skills they need.
Governance is maintained through delegation of authority from the Board down to individuals. Senior executives are supported by a committee-based structure which is designed to ensure open challenge and enable effective Board engagement and decision making.
The three lines of defence model defines the responsibilities and accountabilities for risk management, with effective independent oversight and assurance. Business lines have primary responsibility for the identification and management of risks, Risk division provides oversight and challenge, and Group Internal Audit provide independent assurance to the Board and Audit Committee.
More information on our executive and Risk committees can be found on pages 29 to 30.

20	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued
Principal risks
The principal risks outlined in this section are used to monitor and report the risk exposures posing the greatest potential impact to the Group.
All of the principal risks are Board-approved enterprise-wide risk categories which are reported to the Board Risk Committee and the Board regularly.

Lloyds Banking Group is in the process of conducting a detailed review of the enterprise risk management framework to ensure it remains in line with regulatory expectations, corporate governance and industry good practice, which will result in a reclassification of our principal risks in 2024.
In the risk management section, a summary of the Group’s principal and secondary risks is on page 33 with further information on how each principal risk is managed from pages 34 to 73.
Risk trends: ▶ Stable risk ▲ Elevated risk ▼ Reduced risk

Capital risk▶
Link to strategy: Focus
The Group maintained its strong capital position in 2023 with a CET1 capital ratio of 14.4 per cent, after absorbing regulatory headwinds and the acquisition of Tusker.
This remains significantly ahead of minimum capital requirements. Downside risks from economic and regulatory headwinds, including the impact of further Retail secured CRD IV model updates, are being closely monitored. This is in addition to the potential impact from the FCA review of historical motor finance commission arrangements.
Risk appetite: The Group maintains capital levels commensurate with a prudent level of solvency to achieve financial resilience and market confidence.
Key mitigating actions:
•Capital management framework that includes the setting of capital risk appetite, capital planning and stress testing activities
•Regular refresh and monitoring of a suite of early warning indicators and maintenance of a Capital Contingency Framework, designed to identify and act on emerging capital concerns at an early stage

Change and execution risk ▲
Link to strategy: Focus, Change
The Group’s change and execution risk has remained elevated in 2023. Whilst change continues to be carried out safely and the new platform operating model has enhanced the change controls, the scale and complexity of the Group’s strategic change agenda is significant. Further development of the model, change framework and the associated controls is expected in 2024.
Risk appetite: The Group has limited appetite for negative impacts on customers, colleagues, or the Group as a result of change activity.
Key mitigating actions:
•Measurement and reporting of change and execution risk, including critical elements of the change portfolio through appropriate governance
•Providing sufficient skilled resources to safely deliver and embed change and support future transformation plans
•Continued evolution and enhancement of the Group’s change operating model including the underpinning policy, method and associated controls

Climate risk ▶
Link to strategy: Focus
The Group is continuing to develop its capabilities for measuring and managing key climate risks including monitoring progress against its net zero ambitions.
However, the external landscape presents further challenges, both in relation to the policy changes required to support the transition to net zero, as well as increasing regulatory expectations.
Risk appetite: The Group takes action to support the Group and its customers’ transition to net zero, and maintain its resilience against the risks relating to climate change.
Key mitigating actions:
•Further embedding of climate risk policy, providing a framework for consideration of climate-related risks across Lloyds Banking Group
•Established targets to reduce emissions across key areas of activity, as well as developing appropriate plans and strategies to support our transition to net zero
•Enhancing consideration of physical and transition risks within the credit risk process, including assessment of clients’ credible transition plans
•Continuing to build an understanding of how greenwashing could impact the Group, including training for all colleagues to ensure it is avoided

21	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued
Conduct risk ▶
Link to strategy: Grow, Focus
Conduct risk has remained stable in 2023, however there are several areas of emerging risks due to regulatory changes and areas of focus. The Group’s focus is on supporting customers impacted by the rising cost of living, culture and diversity, mindset shift to embed the FCA’s Consumer Duty requirements and ensuring good customer outcomes, amid the transformation of its business and technology. We are also continuing to liaise closely with the FCA and FOS on historical motor commission arrangements.
Risk appetite: The Group delivers good outcomes for its customers.
Key mitigating actions:
•Robust policies in place to support good customer outcomes
•Active engagement with regulatory bodies and key stakeholders to ensure that the Group’s strategic conduct focus continues to meet evolving stakeholder expectations

Credit risk ▶
Link to strategy: Grow
The Group’s credit portfolio continued to be resilient with only modest evidence of deterioration to date. UK Mortgages new to arrears were relatively stable throughout 2023, having increased slightly at the start of the year, with other unsecured portfolios performing broadly at or favourable to pre-pandemic levels. Impairment was a net charge of £343 million, compared to £1,452 million for 2022 and includes a significant write-back following the full repayment of debt from a single name client in the fourth quarter and improvements in the Group’s macroeconomic outlook. The Group’s expected credit loss allowances have decreased to £4,007 million (2022: £4,779 million).
Risk appetite: The Group has a conservative and well-balanced credit portfolio through the economic cycle in line with the Group’s target return on equity in aggregate. The Group’s approach focuses on origination quality and levers at Board level while dynamically adapting to the risk environment, business growth strategy, industry practices and regulatory expectations.
Key mitigating actions:
•Extensive and thorough credit processes, strategies and controls to ensure effective risk identification, management and oversight
•Significant monitoring in place, including early warning indicators
•Selective credit tightening reflective of forecast changes in the macroeconomic environment, including updates to affordability lending controls for forward-looking costs

Data risk ▶
Link to strategy: Focus
Data risk remained stable in 2023 with investment in end-to-end data risk management and capabilities. The Group’s data strategy will support managing data risk and remediation to achieve the Group’s growth objectives.
Risk appetite: The Group has zero appetite for data-related regulatory fines or enforcement actions.
Key mitigating actions:
•Delivering against the data strategy and uplifting capability in data management and privacy
•Embedding data by design and ethics principles into the data science lifecycle
•Oversight of the data supply chain, emerging technologies, and data controls and processes

Funding and liquidity risk ▶
Link to strategy: Focus
The Group maintained its strong funding and liquidity position in 2023. The Group’s liquid assets continue to exceed the regulatory minimum and internal risk appetite, with a monthly rolling 12 month average liquidity coverage ratio (LCR) of 133 per cent (2022: 136 per cent). The Group maintains its access to diverse sources and tenors of funding.
Risk appetite: The Group maintains a prudent liquidity profile and a balance sheet structure that limits its reliance on potentially volatile sources of funding.
Key mitigating actions:
•Management and monitoring of liquidity risks and ensuring that management systems and arrangements are adequate with regard to the internal risk appetite, Group strategy and regulatory requirements
•Significant customer deposit base, driven by inflows to trusted brands
•Participation in term issuance programmes

22	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued
Market risk ▶
Link to strategy: Focus
Market conditions in 2023 remained volatile creating an uncertain environment for the management of market risk. However, the Group remains well hedged ensuring near-term interest rate exposure is appropriately managed.
The Group’s structural hedge decreased to £242 billion (2022: £250 billion) mostly due to the changing mix of customer deposits, from current accounts into fixed savings products. In 2023 the pensions triennial valuation completed and following final contributions of £250 million in December, the pension schemes funding deficit was cleared. The IAS 19 accounting surplus remained broadly unchanged at £3.5 billion (2022: £3.7 billion).
Risk appetite: The Group has effective controls in place to identify and manage the market risk inherent in our customer and client-focused activities
Key mitigating actions:
•Structural hedge programmes implemented to stabilise earnings
•Close monitoring of market risks and, where appropriate, undertaking of asset and liability matching and hedging
•Monitoring of the credit allocation in the defined benefit pension schemes, as well as the hedges in place against adverse movements in nominal rates, inflation and longevity

Model risk ▲
Link to strategy: Focus, Change
Model risk remained elevated in 2023, following the pandemic-related government-led support schemes weakening the relationships between model inputs and outputs in 2022. The economy has steadied somewhat compared to 2022, now being more typical of the environment used to build the models, reducing need for judgemental overlays to account for this, but many of the effects of the pandemic and other stresses to the economy are still working their way through. The control environment for model risk continues to be strengthened to meet revised internal and regulatory requirements.
Risk appetite: Material models perform in line with expectations.
Key mitigating actions:
•Robust model risk management framework for managing and mitigating model risk within the Group

Operational risk ▲
Link to strategy: Grow, Focus, Change
Operational risk has elevated in 2023. Overall, operational loss event volumes have slightly increased due to fraud instances, but financial losses have reduced compared with 2022.
Key operational risk areas for the Group are security, technology, and fraud, with an uplift in supplier issues over the last 12 months, although these have not been material in impact.
Risk appetite: The Group has robust controls in place to manage operational losses, reputational events and regulatory breaches. It identifies and assesses emerging risks and acts to mitigate these.
Key mitigating actions:
•Review and investment in the Group’s control environment, with a particular focus on automation, to ensure the Group addresses the inherent risks faced
•Deployment of a range of risk management strategies, including avoidance, mitigation, transfer (including insurance) and acceptance

23	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued

Operational resilience risk▶
Link to strategy: Focus, Change
Operational resilience remained stable in 2023. Enhancing the Group’s resilience for serving customers has been a key focus. The Group has used operational resilience scenario testing to shape a programme to deliver enhanced resilience of important business services by 2025.
The Group recognises the prominence of cyber security protection and the role that resilience of our suppliers plays in delivering resilient customer experiences. Technology resilience remains a focus area, with dedicated programmes to address key risks.
Risk appetite: The Group has limited appetite for disruption to services to customers and stakeholders from significant unexpected events.
Key mitigating actions:
•Operational resilience programme in place to deliver against new regulation and improve the Group’s ability to respond to incidents while delivering key services to customers
•Investment in technology improvements, including enhancements to the resilience of systems that support important business services

People risk ▲
Link to strategy: Grow, Focus, Change
People risk remains a key focus for the Group given the scale and pace of the transformation underway. The strategic focus of the leadership team continues to focus on colleague wellbeing and resilience, driving an inclusive, diverse and customer-centric culture, recruiting the required skills of the future and enabling colleague performance through enhancing their skills and capabilities. This is together with the Group’s revised pay offering which aims to support colleagues facing cost of living pressures.
Risk appetite: The Group leads responsibly and proficiently, manages people resource effectively, supports and develops colleague skills and talent, creates and nurtures the right culture and meets legal and regulatory obligations related to its people.
Key mitigating actions:
•Delivery of strategies to attract, retain and develop high-calibre people with the required capabilities, together with a focus on creating a strong and resilient talent pipeline
•Continued focus on the Group’s culture by developing and delivering initiatives that reinforce inclusivity and appropriate behaviours
•Focus on providing a working environment which promotes colleague safety and enhances their wellbeing and resilience

Regulatory and legal risk ▶
Link to strategy: Focus
The regulatory and legal risk profile has remained stable although we are conscious of upcoming regulatory changes and the ongoing implementation of Consumer Duty. Legal risk continued to be impacted by the evolving legal and regulatory landscape, changing regulatory and other standards and uncertainty arising from the current and future litigation landscape.
Risk appetite: The Group interprets and complies with all relevant regulation and all applicable laws (including codes of conduct which could have legal implications) and/or legal obligations.
Key mitigating actions:
•Policies and procedures setting out the principles and key controls that should apply across the business which are aligned to the Group risk appetite
•Identification, assessment and implementation of policy and regulatory requirements by business units and the establishment of local controls, processes, procedures and resources to ensure appropriate governance and compliance

Strategic risk ▶
Link to strategy: Grow, Focus, Change
Strategic risk is stable, with further evolution of the Group’s methodology for assessing and prioritising emerging risks. Further information on emerging risks can be found on pages 25 and 32.
Risk Appetite: From 2024 strategic risk has been incorporated into emerging and horizon risk, and risk appetite is not set.
Key mitigating actions:
•Considering and addressing the strategic implications of emerging trends
•Embedding of strategic risk into business planning process and day-to-day risk management

24	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued
Emerging and horizon risks
Emerging risks are a key component of Lloyds Banking Group’s strategic risk framework, adopted by Lloyds Bank Group.
The Group continues to focus on horizon scanning activity to inform and support identification of the most pertinent internal and external trends and developments.
Evolution of the Group’s methodology for assessing and prioritising emerging risks
A series of deep dives on the 2022 emerging risk themes have taken place during the year. In addition, individual emerging risks themes have been taken to key executive level committees throughout 2023, including the Board Risk Committee, with actions assigned to monitor more closely their future manifestation and potential opportunities.
The emerging risk themes were also considered as part of the annual financial planning cycle. Geopolitical risks, and how these may generate second order impacts for the Group, have been a focus.
Many emerging and horizon risk topics are reviewed on a recurring basis, alongside ongoing activity addressing their impacts. However, it is acknowledged that the nature of the emerging risks will evolve and could drive future trends in the long term which the Group will need to prepare for.
The 2023 emerging risk landscape has been simplified, combining emerging and strategic risks into a single view (see below), enabling greater management concentration on developing the appropriate responses.
The Group will continue to monitor emerging and horizon risks, exploring how they may impact its future strategy, and how it can continue to best protect its customers, colleagues and shareholders.
For further information on how the Group is managing key emerging risks through its strategy, see page 32.

Customer propositions and societal expectations
Concerns for the Group and key considerations: The potential impacts of a failure to adapt our propositions to the continually evolving expectations and demographic of consumers, the evolution of and expectations relating to cybercrime, the threats posed by technology-enabled players and the risk of market disintermediation.

Digital currencies and tokenisation
Concerns for the Group and key considerations: Failure to keep pace with the potential expansion of decentralised financial systems, launch of private sector or government-backed digital currencies, growth of blockchain technologies and asset tokenisation and adoption of technologies which support the mainstream utilisation of blockchain technologies.

Environmental, social and governance expectations
Concerns for the Group and key considerations: Investor, shareholder and public perception of the Group’s; i) awareness of the ecological and environmental impacts associated with its operations and investments, ii) ability to offer sustainable financing options and services at pace, against a continuously evolving environmental and regulatory backdrop, and iii) role in supporting the UK to transition to a low carbon economy.

Generative AI and ethical data practices
Concerns for the Group and key considerations: Failure to keep pace with technological advancements relating to Generative AI and machine learning whilst balancing the competing requirements to; i) maximise customer opportunities through adoption, ii) maintain trust and confidence in customer data privacy, iii) protect our customers from fraud and economic crime, iv) ensure transparency on data ethics practices, v) adhere to evolving data protection regulations, and vi) prepare for potential business model disruptions caused by adoption of the technology

Global macroeconomic and geopolitical environment
Concerns for the Group and key considerations: Inability to navigate changing international regulations, including sanction and trade compliance, economic fragmentation, deglobalisation, and geopolitical events that may impact operations, customers and suppliers.

Operational elasticity
Concerns for the Group and key considerations: Failure to adequately prepare for the aggregate threat posed by cyber-attacks, disruption of service, third- or fourth-party supplier failure, technology outages or severe data loss.

Strategic workforce vision
Concerns for the Group and key considerations: Failure to evolve the structure and skill set of a dynamic workforce in line with the Group’s strategy, whilst maintaining pace with the industry and delivering strong customer outcomes.

UK political and macroeconomic environment
Concerns for the Group and key considerations: Failure to anticipate the longer-term impacts of a weak UK economy, quantitative tightening, change in government and the resulting policy and regulatory shifts (a bank levy, for example) and the potential consequences of the UK becoming less attractive to external investors.

25	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued
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
The risk overview (pages 20 to 25) provides a summary of risk management within the Group and the key focus areas for 2023, including maintaining support for customers. The risk overview also highlights the importance of the connectivity of principal, emerging and strategic risks and how they are embedded into the Group’s strategic risk management framework.
This full risk management section provides a more in-depth picture of how risk is managed within the Group, detailing the Group’s emerging risks, approach to stress testing, risk governance, committee structure, appetite for risk and a full analysis of the principal risk categories (pages 33 to 73), the framework by which risks are identified, managed, mitigated and monitored.
Lloyds Bank Group’s approach to risk
The Group operates a prudent approach to risk with rigorous management controls to support sustainable business growth and minimise losses. Through a strong and independent risk function (Risk division), a robust control framework is maintained to identify and escalate current and emerging risks, support sustainable growth within the Group’s risk appetite, and to drive and inform good risk reward decision making.
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
The ERMF applies to every area of the business and covers all types of risk. It is reviewed, updated and approved by the Board to reflect any changes in the nature of the Group’s business and external regulations, law, corporate governance and industry good practice. Lloyds Banking Group is in the process of conducting a more detailed review of the ERMF which will result in a reclassification of our principal risks in 2024.
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
Business planning aims to optimise value within the Group’s risk appetite parameters and deliver on its promise of Helping Britain Prosper.
The Group’s risk appetite statement details the risk parameters within which the Group operates. The statement forms part of the Group’s control framework and is embedded into its policies, authorities and limits, to guide decision making and risk management. Group risk appetite is regularly reviewed and refreshed to ensure appropriate coverage across our principal risks and any emerging risks, and to align with internal or external change.
The Board is responsible for approving the Group’s Board risk appetite statement annually. Group Board level metrics are augmented by further executive-level metrics and cascaded into more detailed business appetite metrics and limits.
The following areas are currently included in the Group Board risk appetite:
•Capital: the Group maintains capital levels commensurate with a prudent level of solvency to achieve financial resilience and market confidence
•Change and execution: the Group has limited appetite for negative impacts on customers, colleagues, or the Group as a result of change activity
•Climate: the Group takes action to support the Group and its customers’ transition to net zero, and maintain its resilience against the risks relating to climate change
•Conduct: the Group delivers good outcomes for its customers
•Credit: the Group has a conservative and well-balanced credit portfolio through the economic cycle in line with the Group’s target return on equity in aggregate. The Group’s approach focuses on origination quality and levers at Board level while dynamically adapting to the risk environment, business growth strategy, industry practices and regulatory expectations
•Data: the Group has zero appetite for data-related regulatory fines or enforcement actions
•Funding and liquidity: the Group maintains a prudent liquidity profile and a balance sheet structure that limits its reliance on potentially volatile sources of funding
•Market: the Group has effective controls in place to identify and manage the market risk inherent in our customer and client-focused activities
•Model: material models perform in line with expectations
•Operational: the Group has robust controls in place to manage operational losses, reputational events and regulatory breaches. It identifies and assesses emerging risks and acts to mitigate these
•Operational resilience: the Group has limited appetite for disruption to services to customers and stakeholders from significant unexpected events
•People: the Group leads responsibly and proficiently, manages people resource effectively, supports and develops colleague skills and talent, creates and nurtures the right culture and meets legal and regulatory obligations related to its people
•Regulatory and legal: the Group interprets and complies with all relevant regulation and all applicable laws (including codes of conduct which could have legal implications) and/or legal obligations

26	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued
Governance frameworks
The Group’s approach to risk is based on a robust control framework and a strong risk management culture which are the foundation for the delivery of effective risk management and guide the way all employees approach their work, behave and make decisions.
Governance is maintained through delegation of authority from the Board to individuals through the management hierarchy. Senior executives are supported where required by a committee-based structure which is designed to ensure open challenge and support effective decision making.
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
Board level engagement, coupled with the direct involvement of senior management in Group-wide risk issues at Group Executive Committee level, ensures that escalated issues are promptly addressed and remediation plans are initiated where required.
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
The Risk Committee governance framework is outlined on page 29.
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
Risk and control cycle from identification to reporting
To allow senior management to make informed risk decisions, the business follows a continuous risk management approach. This risk and control cycle, from identification to reporting, ensures that there is consistency in the approach to managing and mitigating risks impacting the Group.
The risk and control self-assessment (RCSA) process is used to identify, measure and manage operational risk across the Group. Risks, including emerging risks, are identified and measured on an inherent basis, using a consistent quantification methodology.
All key controls are recorded against material inherent risks, and assessed on a regular basis, in response to triggers or as a minimum annually. Where a control is not effective, the root cause is established and action plans implemented to improve control design or performance. The assessment of control effectiveness combined with a view of the inherent risk assessment is used to determine the residual risk that the Group is exposed to.
Risks are reviewed and independently challenged by the Risk division and then reported on a regular basis to management and the Board through the risk governance structure. Risk exposure is compared to overall risk appetite as well as specific limits or triggers. When thresholds are breached, committee minutes are clear on the actions and time frames required to address the risk and bring the exposure back within tolerance.
Risk identification is also conducted through the use of scenario analysis which considers the most material risks the Group faces and identifies and assesses extreme, but plausible instances which may occur.
Risk culture
The Group operates a prudent business model and a balanced approach to risk management. This provides a solid foundation to deliver good customer outcomes and drive forward the Group’s strategic transformation to ensure we continue Helping Britain Prosper. Guided by the Board, the senior management articulates and role models the core risk values to which the Group aspires. Lloyds Banking Group’s Senior management establishes a strong focus on building and sustaining long-term relationships with customers, through the economic cycle. The Group’s Code of Ethics and Responsibility, reinforce colleagues’ accountability for the risks they take, and supports better decision making to meet their customers’ needs.

27	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued
Risk skills and capabilities
To support a strong risk culture across the Group, all colleagues complete risk training as part of their annual mandatory training. A library of risk management learning resources is available, which all colleagues who have specific risk management roles can access to build their skills and capabilities.
There is ongoing investment in risk systems and models alongside the Group’s investment in customer and product systems and processes. This drives improvements in risk data quality, aggregation and reporting leading to effective and efficient risk decisions.
Risk decision making and reporting
Risk analysis and reporting enables better understanding of risks and returns, supporting the identification of opportunities as well as better management of risks.
An aggregate view of the Group’s overall risk profile, key risks and management actions, and performance against risk appetite, including the Key Risk Insights Report and Consolidated Risk Report (CRR), is reported to and discussed monthly at the Group Risk Committee with regular reporting to the Board Risk Committee and the Board.
Financial reporting risk management systems and internal controls
The Group maintains risk management systems and internal controls relating to the financial reporting process which are designed to:
•Ensure that accounting policies are appropriately and consistently applied, transactions are recorded accurately, and undertaken in accordance with delegated authorities, that assets are safeguarded and liabilities are properly stated
•Enable the calculation, preparation and reporting of financial, prudential regulatory and tax outcomes in accordance with applicable International Financial Reporting Standards, statutory and regulatory requirements
•Enable certifications by the Senior Accounting Officer relating to maintenance of appropriate tax accounting and in accordance with the 2009 Finance Act
•Ensure that disclosures are made on a timely basis in accordance with statutory and regulatory requirements (for example, UK Finance Code for Financial Reporting Disclosure and the US Sarbanes-Oxley Act)
•Ensure ongoing monitoring to assess the impact of emerging regulation and legislation on financial, prudential regulatory and tax reporting
•Ensure an accurate view of the Group’s performance to allow the Board and senior management to appropriately manage the affairs and strategy of the business as a whole
The Audit Committee reviews the quality and acceptability of Lloyds Bank Group’s financial disclosures. In addition, the Lloyds Banking Group Disclosure Committee assists the Lloyds Bank Group Chief Executive and Chief Financial Officer in fulfilling their disclosure responsibilities under relevant listing and other regulatory and legal requirements.

28	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued
Risk governance
The risk governance structure below is integral to effective risk management across Lloyds Banking Group, including Lloyds Bank Group. To meet ring-fencing requirements the Boards and Board Committees of Lloyds Banking Group and the Ring-Fenced Banks (Lloyds Bank plc and Bank of Scotland plc) as well as relevant Committees of Lloyds Banking Group and the Ring-Fenced Banks will sit concurrently and we refer to this as the Aligned Board Model. The Risk division is appropriately represented on key committees to ensure that risk management is discussed in these meetings. This structure outlines the flow and escalation of risk information and reporting from business areas and the Risk division to the Group Executive Committee and Board. Conversely, strategic direction and guidance is cascaded down from the Board and Group Executive Committee.
The Company Secretariat supports senior and Board level committees, and supports the Chairs in agenda planning. This gives a further line of escalation outside the three lines of defence.
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
•Lloyds Banking Group and Ring-Fenced Banks Financial Risk Committee (GFRC)
•Lloyds Banking Group and Ring-Fenced Banks Capital Risk Committee
•Lloyds Banking Group and Ring-Fenced Banks Model Governance Committee
•Lloyds Banking Group and Ring-Fenced Banks Liquidity Risk Committee

Board, Executive and Risk Committees
The Group’s risk governance structure strengthens risk evaluation and management, while also positioning the Group to manage the changing regulatory environment in an efficient and effective manner.
Assisted by the Board Risk and Audit Committees, the Board approves the Group’s overall governance, risk and control frameworks and risk appetite. Refer to the corporate governance section on pages 80 to 85, for further information on Board Committees.
The sub-group, divisional and functional risk committees review and recommend sub-group, divisional and functional risk appetite and monitor local risk profile and adherence to appetite.

29	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued
Executive and Risk Committees
Lloyds Bank Group Chief Executive is supported by the following:

Committees	Risk focus
Lloyds Banking Group and Ring-Fenced Banks Executive Committee (GEC)	Assists the Group Chief Executive in exercising their authority in relation to material matters having strategic, cross-business unit, cross-function or Group-wide implications.
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

Lloyds Banking Group and Ring-Fenced Banks Strategic Delivery Committees
Responsible for driving execution of the Group’s investment portfolio and strategic transformation agenda as agreed by the Group Chief Executive, and monitoring execution performance and progress against strategic objectives. Act as a clearing house to resolve issues on individual project areas and prioritisation across divisional and legal entity issues. Engage in resolution of challenges that require cross-Group support to resolve, ensuring funding and project performance provides value for money for the Group, and ensuring autonomy is maintained alongside accountability for projects and platforms.

Lloyds Banking Group and Ring-Fenced Banks Net Zero Committees
Responsible for providing direction and oversight of the Group’s environmental sustainability strategy, including particular focus on the net zero transition and nature strategy. Oversight of the Group’s approach to meeting external environmental commitments and targets, including but not limited to, progress in relation to the requirements of the Net Zero Banking Alliance (NZBA). Recommend all external material commitments and targets in relation to environmental sustainability.

Lloyds Banking Group and Ring-Fenced Banks Conduct Investigations Committee
Responsible for protecting and promoting the Group’s conduct, values and behaviours by taking action to rectify the most serious cases of misconduct within the Group, identifying themes and lessons to share with the business. The Committee shall do this by making outcome decisions and recommendations (including sanctions) on investigations which have been referred to the Committee from the triage process and overseeing regular reviews of thematic outcomes and lessons learned.

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

Lloyds Banking Group and Ring-Fenced Banks Market Risk Committee
Responsible for monitoring, oversight and challenge of market risk exposures across the Group. Reviews and proposes changes to the market risk management framework, and reviews the adequacy of data quality needed for managing market risks. It is also responsible for escalating issues of Group-level significance to GEC level (usually via GALCO) relating to the management of the Group’s market risks.

Lloyds Banking Group and Ring-Fenced Banks Economic Crime Prevention Committee
Brings together accountable stakeholders and subject matter experts to ensure that the development and application of economic crime risk management complies with the Group’s strategic aims, Group corporate responsibility, Group risk appetite and Group economic crime prevention (fraud, anti-money laundering, anti-bribery and sanctions) policy. It provides direction and appropriate focus on priorities to enhance the Group’s economic crime risk management capabilities in line with business and customer objectives while aligning to the Group’s target operating model.

Lloyds Banking Group and Ring-Fenced Banks Financial Risk Committee (GFRC)
Responsible for overseeing, reviewing, challenging and recommending, as required, to GEC/Board Risk Committee/Board for Lloyds Banking Group and Ring-Fenced Bank (i) annual internal stress tests, (ii) all Prudential Regulation Authority (PRA) and any other regulatory stress tests, (iii) reverse stress tests, (iv) Internal Capital Adequacy Assessment Process (ICAAP), (v) Pillar 3, (vi) recovery/resolution plans, and (vii) relevant ad hoc stress tests or other analysis as and when required by the Committee.

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

Lloyds Banking Group and Ring-Fenced Banks Model Governance Committee
Responsible for supporting the Model Risk and Validation Director in fulfilling their responsibilities, from a Group-wide perspective, under the Lloyds Banking Group model governance policy through provision of debate, challenge and support of decisions. The Committee will be held as required to facilitate approval of models, model changes and model-related items as required by model policy, including items related to the governance framework as a whole and its application.

Lloyds Banking Group and Ring-Fenced Banks Liquidity Risk Committee	Responsible for providing monitoring, oversight, challenge, and approval for funding and liquidity risks across the Ring-Fenced Bank (RFB) and Lloyds Banking Group. Reviews and proposes changes to the funding and liquidity risk management framework, including the ILAAP and internal liquidity stress testing. It is also responsible for escalating issues of Ring-Fenced Bank and Lloyds Banking Group-level significance to GEC (usually via GALCO) relating to the management of the Group’s funding and liquidity risk.

30	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued
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
Scenario stress testing is used to support:
Risk identification:
•Understanding key vulnerabilities of the Group and its key legal entities under adverse economic conditions
Risk appetite:
•Assessing the results of the stress test against the risk appetite of all parts of the Group to ensure the Group and its legal entities are managed within their risk parameters
•Setting of risk appetite by assessing the underlying risks under stress conditions
Strategic and capital planning:
•Senior management and the Boards of the Group and its applicable legal entities to adjust strategies if the plan does not meet risk appetite in a stressed scenario
•The ICAAP, by demonstrating capital adequacy and meet the requirements of regulatory stress tests that are used to inform the setting of the PRA and management buffers (see capital risk on pages 34 to 38) of the Group and its separately regulated legal entities
•The capital allocation process which feeds into business unit performance management
Risk mitigation:
•The development of potential actions and contingency plans to mitigate the impact of adverse scenarios. Stress testing also links directly to the recovery and resolution planning process of the Group and its legal entities
Internal stress tests
On at least an annual basis, the Group conducts macroeconomic stress tests to highlight and understand the key vulnerabilities of the Group’s and its legal entities’ business plans to adverse changes in the economic environment, and to ensure that there are adequate financial resources in the event of a downturn.
Reverse stress testing
Reverse stress testing is used to explore the vulnerabilities of the Group’s and its key legal entities’ strategies and plans for extreme adverse events that would cause the businesses to fail. Where this identifies plausible scenarios with an unacceptably high risk, the Group or its entities will adopt measures to prevent or mitigate that and reflect these in strategic plans.
Other stress testing activity
The Group’s stress testing programme also involves undertaking assessments of liquidity scenarios, market risk sensitivities and scenarios, and business-specific scenarios (see the principal risk categories on pages 33 to 73 for further information on risk-specific stress testing). If required, ad hoc stress testing exercises are also undertaken to assess emerging risks, as well as in response to regulatory requests. This wide-ranging programme provides a comprehensive view of the potential impacts arising from the risks to which the Group is exposed and reflects the nature, scale and complexity of the Group. Lloyds Banking Group is currently participating in the Bank of England’s System-wide exploratory scenario (SWES), which aims to improve understanding of the behaviours of banks and non-bank financial institutions during stressed financial market conditions. Results of this exercise will be published in late 2024.
Methodology
The stress tests process must comply with all regulatory requirements, which is achieved through comprehensive macroeconomic scenarios and a rigorous divisional, functional, risk and executive review and challenge process, supported by analysis and insight into impacts on customers and business drivers.
All relevant business, Risk and Finance teams are involved in the delivery of analysis, and ensure the sensitivity of the business plan to each risk is well understood. The methodologies and modelling approach used for stress testing embed direct links between the macroeconomic scenarios and the drivers for each business area to give appropriate stress sensitivities. All material assumptions used in modelling are documented and justified, with a clearly communicated review and sign-off process. Modelling is supported by expert judgement and is subject to Lloyds Banking Group model governance policy.
Governance
Clear accountabilities and responsibilities for stress testing are assigned to senior management and the Risk and Finance functions throughout the Group and its key legal entities. This is formalised through the Lloyds Banking Group business planning and stress testing policy and procedure, which are reviewed at least annually.
The GFRC, chaired by the Chief Risk Officer and attended by the Chief Financial Officer and other senior Risk and Finance colleagues, has primary responsibility for overseeing the development and execution of the Group’s stress tests.
The review and challenge of the Group’s detailed stress forecasts, the key assumptions behind these, and the methodology used to translate the economic assumptions into stressed outputs conclude with the appropriate Finance and Risk sign-off. The outputs are then presented to the GFRC and the Board Risk Committee for review and challenge. With all regulatory exercises being approved by the Board.

31	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued
Emerging risks
Background and framework
Understanding emerging risks is an essential component of the Group’s risk management approach. It enables the Group to identify the most pertinent risks and opportunities, and to proactively respond through strategic planning and appropriate risk mitigation.
Whilst emerging risk is not a principal risk, if left undetected emerging risks have the potential to adversely impact the Group or result in missed opportunities.
Impacts from emerging risks on the Group’s principal risks can materialise in two ways:
•Emerging risks can impact the Group’s principal risks directly in the absence of an appropriate strategic response
•Emerging risks can be a source of new risks, dependent on our chosen response and the underlying assumptions on how given emerging risks may manifest
Where an emerging risk is considered material enough in its own right, the Group may choose to recognise the risk as a principal risk, with a recent example being climate risk. Such elevations are considered and approved through the Board Risk Committee as part of the annual refresh of Lloyds Banking Group’s enterprise risk management framework.
Risk identification
The basis for risk identification is underpinned by our horizon scanning approach, supported by collaboration between functions across the Group. The Group works closely with regulatory authorities and industry bodies to ensure that the Group can monitor external developments and identify and respond to the evolving landscape, particularly in relation to regulatory and legal risk. In addition, the Group engages with external experts to gain external insight and context. This activity complements and builds upon the annual strategic planning cycle and is used to identify key external trends, risks and opportunities for the Group.
The Group continues to evolve its approach for the identification and prioritisation of emerging risks. During 2023, the Group continued to evolve its emerging risk methodology, refining and enhancing the process, placing greater focus on existing controls, to reflect the Group’s position in its strategic transformation journey and the level of planned investment outlined in the Group’s business plans.
The emerging risk methodology is centred around several key factors:
•The threat presented by a risk
•The Group’s specific vulnerability to the risk
•The preparation and protection the Group has in place to manage or mitigate impacts
•The existing control environment and planned investment (new for 2023)
Our evolved approach has further streamlined the list of emerging risk themes from 10 to eight, enabling greater management concentration on developing the appropriate responses.
The emerging risk themes detailed in the risk overview section on page 25, align to the current primary risks the Group is managing and many of which (for example, operational elasticity and political and macroeconomic environment) are continuous areas of focus. The nature of emerging risks is expected to evolve and may require different ways to mitigate from the measures used today. The risks also correlate, for example customer propositions and societal expectations will be influenced by the UK political and macroeconomic environment.
Risk mitigation and monitoring
Emerging risks are currently managed through the Group’s strategic risk framework, detailed on page 73.
Emerging risk themes have been discussed at executive-level committees throughout 2023, with key actions assigned to closely monitor their manifestation and potential opportunities, and in some cases, also forming part of the business planning process. Deep dives on selected emerging risk themes are also planned for 2024.
As part of the 2023 analysis, it has been identified that there is significant overlap with the previous strategic risk themes (climate change, customer proposition, organisational purpose, talent attraction and retention, and technology advances) and the emerging risk themes. This further supports our recommendation to merge these into a combined category of horizon and emerging risks from 2024 onwards. The graphic below indicates the mapping of the strategic risk themes to the emerging risk themes.

32	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued
Full analysis of risk categories
The Group’s risk framework covers all types of risk which affect the Group and could impact on the achievement of its strategic objectives. A detailed description of each category is provided on pages 34 to 73.
Risk categories recognised by the Group are periodically reviewed to ensure that they reflect the Group risk profile in light of internal and external factors, such as the Group strategy and the regulatory environment in which it operates. No changes were made to the risk categories in 2023.

Risk categories			▼
Principal risk categories	Secondary risk categories
Capital risk	– Capital
Page 34

Change and execution risk	– Change and execution
Page 39

Climate risk	– Climate
Page 40

Conduct risk	– Conduct
Page 42

Credit risk	– Retail credit	– Commercial credit
Page 44

Data risk	– Data
Page 59

Funding and liquidity risk	– Funding and liquidity
Page 59

Market risk	– Trading book	– Pensions
Page 64	– Banking book

Model risk	– Model
Page 68

Operational risk	– Business process	– Financial reporting	– Security
Page 69	– Economic crime financial	– Governance	– Sourcing and supply chain management
	– Economic crime fraud	– Internal service provision
	– External service provision	– IT systems

Operational resilience risk	– Operational resilience
Page 71

People risk	– People	– Health and safety
Page 72

Regulatory and legal risk	– Regulatory compliance	– Legal
Page 73

Strategic risk	– Strategic

The Group considers both reputational and financial impact in the course of managing all its risks and therefore does not classify reputational impact as a separate risk category.

33	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued
Capital risk
Definition
Capital risk is defined as the risk that an insufficient quantity or quality of capital is held to meet regulatory requirements or to support business strategy, an inefficient level of capital is held or that capital is inefficiently deployed across the Group.
Exposures
A capital risk event arises when the Group has insufficient capital resources to support its strategic objectives and plans, and to meet both regulatory and external stakeholder requirements and expectations. This could arise due to a depletion of the Group’s capital resources as a result of the crystallisation of any of the risks to which it is exposed, or through a significant increase in risk-weighted assets as a result of rule changes or economic deterioration. Alternatively a shortage of capital could arise from an increase in the minimum requirements for capital and leverage or the minimum requirement for own funds and eligible liabilities (MREL) either at Group level or regulated entity level. The Group’s capital management approach is focused on maintaining sufficient and appropriate capital resources across all regulated levels of its structure in order to prevent such exposures.
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
The Group assesses both its regulatory capital requirements and the quantity and quality of capital resources it holds to meet those requirements in accordance with the relevant provisions of the Capital Requirements Directive (CRD V) and Capital Requirements Regulation (UK CRR). This is supplemented through additional regulation set out under the PRA Rulebook and through associated statements of policy, supervisory statements and other regulatory guidance.
Further details of the regulatory capital and leverage frameworks to which the Group is subject, including the means by which its capital and leverage requirements and capital resources are calculated, are provided in the Group’s Pillar 3 disclosures.
The minimum amount of total capital, under Pillar 1 of the regulatory capital framework, is set at 8 per cent of total risk-weighted assets. At least 4.5 per cent of risk-weighted assets are required to be met with common equity tier 1 (CET1) capital and at least 6 per cent of risk-weighted assets are required to be met with tier 1 capital. Minimum Pillar 1 requirements are supplemented by both additional minimum requirements under Pillar 2A of the regulatory capital framework, the aggregate of which is referred to as the Group’s Total Capital Requirement (TCR), and by a number of regulatory capital buffers as described below.
Additional minimum capital requirements under Pillar 2A are set by the PRA as a firm-specific Individual Capital Requirement (ICR) reflecting a point in time estimate, which may change over time, of the minimum amount of capital to cover risks that are not fully covered by Pillar 1, such as credit concentration and operational risk, and those risks not covered at all by Pillar 1, such as pension obligation risk and interest rate risk in the banking book (IRRBB). This is set as a variable amount for Pillar 2A (being a set percentage of risk-weighted assets), with fixed add-ons for certain risk types. The Group’s Pillar 2A capital requirement is currently the equivalent of around 3.0 per cent of risk-weighted assets, of which the minimum amount to be met by CET1 capital is the equivalent of around 1.7 per cent of risk-weighted assets.

A range of additional regulatory capital buffers apply under the capital rules, which are required to be met with CET1 capital. These include a capital conservation buffer (2.5 per cent of risk-weighted assets) and a time-varying countercyclical capital buffer (CCyB) which is currently around 1.9 per cent of risk-weighted assets following the increase in the UK CCyB rate (which is set by the Bank of England’s Financial Policy Committee) to 2 per cent in July 2023.
In addition, the Group in its capacity as the RFB sub-group is subject to an other systemically important institution (O-SII) buffer of 2.0 per cent of risk-weighted assets which is designed to hold systemically important banks to higher capital standards so that they can withstand a greater level of stress before requiring resolution. The FPC amended the O-SII buffer framework in 2022, changing the metric for determining the buffer rate from total assets to the UK leverage exposure measure. The first review point under the revised framework occurred during December 2023 (based upon the RFB sub-group’s UK leverage exposure measure as at 31 December 2022) which resulted in no change to the current buffer.
As part of the Group’s capital planning process, forecast capital positions are subjected to stress testing to determine the adequacy of the Group’s capital resources against minimum requirements, including the Pillar 2A requirement. The PRA considers outputs from both the Group’s internal stress tests and Bank of England (BoE) stress tests, in conjunction with other information, as part of the process for informing the setting of a bank-specific capital buffer for the Group, known as the PRA Buffer. The PRA requires this buffer to remain confidential.
Usage of the PRA Buffer would trigger a dialogue between the Group and the PRA to agree what action is required whereas a breach of the combined buffer (all other regulatory buffers, as referenced above) would give rise to mandatory restrictions upon any discretionary capital distributions. The PRA has previously communicated its expectation that banks’ capital and liquidity buffers can be drawn down as necessary to support the real economy through a shock and that sufficient time would be made available to restore buffers in a gradual manner.
In addition to the risk-based capital framework outlined above, the Group is also subject to minimum capital requirements under the UK Leverage Ratio Framework. The leverage ratio is calculated by dividing tier 1 capital resources by the leverage exposure which is a defined measure of on-balance sheet assets and off-balance sheet items.
The minimum tier 1 leverage ratio requirement under the UK Leverage Ratio Framework is 3.25 per cent. This is supplemented by a time-varying countercyclical leverage buffer (CCLB) requirement, which is currently 0.7 per cent of the leverage exposure measure following the increase in the UK CCyB rate in July 2023 and an additional leverage ratio buffer (ALRB) requirement of 0.7 per cent of the leverage exposure measure which reflects the application of the Group’s O-SII buffer.
At least 75 per cent of the 3.25 per cent minimum leverage ratio requirement as well as 100 per cent of regulatory leverage buffers must be met by CET1 capital.
The leverage ratio framework does not currently give rise to higher regulatory capital requirements for the Group than the risk-based capital framework.

34	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued
Mitigation
The Group’s capital management framework is part of a comprehensive framework within Lloyds Banking Group that includes the setting of capital risk appetite and capital planning and stress testing activities. Close monitoring of capital, leverage and MREL ratios is undertaken to ensure the Group meets regulatory requirements and risk appetite levels and deploys its capital resources efficiently.
The Group regularly refreshes and monitors its suite of early warning indicators and maintains a Capital Contingency Framework as part of the Lloyds Banking Group Recovery Plan which are designed to identify and escalate emerging capital concerns at an early stage, so that mitigating actions can be taken, if needed. The Recovery Plan sets out a range of potential mitigating actions that the Group could take in response to a stress, including as part of the wider Lloyds Banking Group response. For example the Group is able to accumulate additional capital through the retention of profits over time, which can be enhanced through reducing or cancelling dividend payments upstreamed to its parent (Lloyds Banking Group plc), by raising new equity via an injection of capital from its parent and by issuing additional tier 1 or tier 2 capital securities to its parent. The cost and availability of additional capital from its parent is dependent upon market conditions and perceptions at the time.
The Group is also able to manage the demand for capital through management actions including adjusting its lending strategy, business disposals and through the efficient use of securitisations and other optimisation activity.
Capital policies and procedures are well established and subject to independent oversight.
Monitoring
The Group’s capital is actively managed and monitoring capital ratios is a key factor in the Group’s planning processes and stress testing. Multi-year base case forecasts of the Group’s capital position, based upon the Group’s operating plan, are produced at least annually to inform the Group capital plan whilst shorter term forecasts are undertaken to understand and respond to variations of the Group’s actual performance against the plan. The Group’s capital plan is tested for capital adequacy using relevant stress scenarios and sensitivities covering adverse economic conditions as well as other adverse factors that could impact the Group.
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
The regulatory framework within which the Group operates continues to evolve and further detail on this is provided in the Group’s Pillar 3 disclosures. The Group continues to monitor these developments very closely, analysing the potential capital impacts to ensure that, through organic capital generation and management actions, the Group continues to maintain a strong capital position that exceeds both minimum regulatory requirements and the Group’s risk appetite and is consistent with market expectations.
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
The Bank of England’s MREL statement of policy (MREL SoP) sets out its approach to setting external MREL and the distribution of MREL resources internally within groups. Internal MREL resources are intended to enable a material subsidiary to be recapitalised as part of a group resolution strategy without the need for the Bank of England to apply its resolution powers directly to the subsidiary itself.
The Group’s parent, Lloyds Banking Group plc, is subject to the Bank of England’s MREL SoP and must therefore maintain a minimum level of external MREL resources. Lloyds Banking Group plc operates a single point of entry (SPE) resolution strategy, with Lloyds Banking Group plc as the designated resolution entity. Under this strategy, the Group has been identified as a material subsidiary of Lloyds Banking Group plc and must therefore maintain a minimum level of internal MREL resources. As at 31 December 2023, the Group’s internal MREL resources exceeded the minimum required.
Analysis of CET1 capital position
The Group’s common equity tier 1 (CET1) capital ratio decreased to 14.4 per cent at 31 December 2023 compared to 14.8 per cent at 31 December 2022. Profit for the year was more than offset by pension deficit contributions made to the defined benefit pension schemes, an increased deduction for goodwill and other intangible assets, the ordinary dividends paid in the second half of the year, the accrual for foreseeable ordinary dividends, distributions on other equity instruments and an increase in risk-weighted assets.
On 1 January 2024, the transitional factor applied to IFRS 9 dynamic relief reduced by a further 25 per cent.
Total capital requirement
The Group’s total capital requirement (TCR) as at 31 December 2023, being the aggregate of the Group’s Pillar 1 and current Pillar 2A capital requirements, was £20,004 million (31 December 2022: £19,297 million).
Capital resources
An analysis of the Group’s capital position as at 31 December 2023 is presented in the following section. This reflects the application of the transitional arrangements for IFRS 9.

35	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued
Capital resources (audited)
The table below summarises the consolidated capital position of the Group. The Group’s Pillar 3 disclosures provide a comprehensive analysis of the own funds of the Group.

	At 31 Dec 2023 £m	At 31 Dec 2022 £m
Common equity tier 1
Shareholders’ equity per balance sheet	35,355	34,709
Adjustment to retained earnings for foreseeable dividends	(490)	(1,900)
Cash flow hedging reserve	3,554	5,168
Other adjustments[1]	73	131
	38,492	38,108
less: deductions from common equity tier 1
Goodwill and other intangible assets	(5,531)	(4,783)
Prudent valuation adjustment	(117)	(132)
Removal of defined benefit pension surplus	(2,653)	(2,804)
Deferred tax assets	(3,971)	(4,463)
Common equity tier 1 capital	26,220	25,926
Additional tier 1
Additional tier 1 instruments	5,018	4,268
Total tier 1 capital	31,238	30,194
Tier 2
Tier 2 instruments	5,747	5,318
Other adjustments	417	303
Total tier 2 capital	6,164	5,621
Total capital resources	37,402	35,815

Risk-weighted assets (unaudited)	182,560	174,902

Common equity tier 1 capital ratio (unaudited)	14.4%	14.8%
Tier 1 capital ratio (unaudited)	17.1%	17.3%
Total capital ratio (unaudited)	20.5%	20.5%
1Includes an adjustment applied to reserves to reflect the application of the IFRS 9 transitional arrangements for capital.

36	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued
Movements in CET1 capital resources
The key movements are set out in the table below.

Common equity tier 1 £m
At 31 December 2022	25,926
Profit for the year	5,207
Movement in foreseeable dividends[1]	1,410
Dividends paid out on ordinary shares during the year	(4,700)
IFRS 9 transitional adjustment to retained earnings	(242)
Pension deficit contributions	(768)
Fair value through other comprehensive income reserve	71
Deferred tax asset	492
Goodwill and other intangible assets	(748)
Distributions on other equity instruments	(334)
Other movements	(94)
At 31 December 2023	26,220
1    Reflects the reversal of the brought forward accrual from 31 December 2022, net of the accrual recognised at 31 December 2023.
CET1 capital resources have increased by £294 million during the year, primarily reflecting profit for the year, largely offset by:
•Pension deficit contributions (fixed and variable) paid during the year into the Group's three main defined benefit pension scheme
•The increase in goodwill and other intangible assets, which included the acquisition of Tusker in February 2023
•The payment of ordinary dividends during the second half of the year, the accrual for foreseeable ordinary dividends and distributions on other equity instruments
The IFRS 9 transitional arrangements for static relief ended on 1 January 2023 and therefore no static relief exists at 31 December 2023 (31 December 2022: £133 million). Dynamic relief amounted to £155 million (31 December 2022: £278 million) through CET1 capital. On 1 January 2024, IFRS 9 dynamic relief reduced by a further 25 per cent.
Movements in total capital
Total capital resources have increased by £1,587 million during the year, reflecting the increase in CET1 capital resources and increases in both AT1 and Tier 2 capital resources of £750 million and £543 million respectively, following the issuance of new AT1 and Tier 2 capital instruments. This was partially offset by other movements in Tier 2 capital instruments, which included the impact of sterling appreciation and regulatory amortisation.

Risk-weighted assets

	At 31 Dec 2023 £m	At 31 Dec 2022 £m
Foundation Internal Ratings Based (IRB) Approach	36,478	37,907
Retail IRB Approach	85,436	81,066
Other IRB Approach	6,126	5,834
IRB Approach	128,040	124,807
Standardised (STA) Approach[1]	19,021	19,795
Credit risk	147,061	144,602
Securitisation	8,246	5,899
Counterparty credit risk	875	773
Credit valuation adjustment risk	454	342
Operational risk	25,605	23,204
Market risk	319	82
Risk-weighted assets	182,560	174,902
Of which threshold risk-weighted assets[2]	1,424	1,864
1Threshold risk-weighted assets are included within the Standardised (STA) Approach.
2Threshold risk-weighted assets reflect the element of deferred tax assets that are permitted to be risk-weighted instead of being deducted from CET1 capital.
Risk-weighted assets increased by £7,658 million, or 4 per cent, from £174,902 million at 31 December 2022 to £182,560 million at 31 December 2023. This includes the impact of Retail secured CRD IV model updates of £5 billion. Excluding this, lending and operational risk increases, a modest uplift from credit and model calibrations and other movements were partly offset by optimisation, including capital efficient securitisation activity within the balance sheet.

37	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued
Leverage ratio
The table below summarises the component parts of the Group’s leverage ratio.

	At 31 Dec 2023 £m	At 31 Dec 2022 £m

Total tier 1 capital	31,238	30,194
Exposure measure
Statutory balance sheet assets
Derivative financial instruments	3,165	3,857
Securities financing transactions	32,796	39,261
Loans and advances and other assets	569,444	573,810
Total assets	605,405	616,928
Qualifying central bank claims	(57,430)	(71,747)
Derivatives adjustments	(1,737)	(2,960)
Securities financing transactions adjustments	1,431	1,939
Off-balance sheet items	31,494	33,863
Amounts already deducted from Tier 1 capital	(12,060)	(11,724)
Other regulatory adjustments[1]	(4,950)	(6,714)
Total exposure measure	562,153	559,585
Average exposure measure[2]	568,917

UK leverage ratio	5.6%	5.4%
Average UK leverage ratio[2]	5.5%

Leverage exposure measure (including central bank claims)	619,583	631,332
Leverage ratio (including central bank claims)	5.0%	4.8%
1Includes deconsolidation adjustments that relate to the deconsolidation of certain Group entities that fall outside the scope of the Group’s regulatory capital consolidation and adjustments to exclude lending under the UK Government’s Bounce Back Loan Scheme (BBLS).
2The average UK leverage ratio is based on the average of the month end tier 1 capital position and average exposure measure over the quarter (1 October 2023 to 31 December 2023). The average of 5.5 per cent compares to 5.5 per cent at the start and 5.6 per cent at the end of the quarter.
Analysis of leverage movements
The UK leverage ratio increased to 5.6 per cent at 31 December 2023 compared to 5.4 per cent at 31 December 2022, reflecting the increase in the total tier 1 capital position. This was partially offset by the increase in the leverage exposure measure following increases in financial and other assets (excluding central bank claims), net of reductions in off-balance sheet items and the measure for securities financing transactions.

38	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued
Change and execution risk
Definition
Change and execution risk is defined as the risk that, in delivering its change agenda, the Group fails to ensure compliance with laws and regulation, maintain available and effective customer and colleague services, and/or operate within the Group’s risk appetite.
Exposures
Change and execution risks arise when the Group undertakes activities which require products, processes, people, systems or controls to change. These changes can be as a result of external drivers (for example, a new piece of regulation that requires the Group to put in place a new process or reporting) and/or internal drivers including business process changes, technology upgrades and strategic business or technology transformation.
Measurement
The Group currently measures change and execution risk against defined risk appetite metrics which are a combination of leading, quality and delivery indicators across the investment portfolio. These indicators are reported through internal governance structures and monthly execution risk metrics; which form part of the Board risk appetite metrics, and are under ongoing evolution and enhancement to ensure they support the Group’s change and transformation agenda.
Mitigation
The Group takes a range of mitigating actions with respect to change and execution risk. These include the following:
•The Board establishes a Group-wide risk appetite and metric for change and execution risk
•Ensuring compliance with the change policy and associated policies and procedures, which set out the principles and key controls that apply across the business and are aligned to the Group risk appetite
•Businesses assess the potential impacts of undertaking any change activity on their ability to execute effectively, on customers and colleagues and on the potential consequences for existing business risk profiles
•The implementation of effective governance and control frameworks to ensure adequate controls are in place to manage change activity and act to mitigate the change and execution risks identified. These controls are monitored in line with the change policy and enterprise risk management framework
•Events and incidents related to change activities are escalated and managed appropriately in line with risk framework guidance
•Ensuring there are sufficient, appropriately skilled resources to support the safe delivery of the Group’s current and future change portfolio
Monitoring
Change and execution risks are monitored and reported through to the Board and Group Governance Committees in accordance with Lloyds Banking Group’s enterprise risk management framework. Risk exposures are assessed monthly through established governance in the Group’s functions and business unit risk committees with escalation to executive committees where required. Material change and execution related risk events or incidents are escalated in accordance with the Group operational risk policy and change policy. In addition there is oversight, challenge and reporting within Risk function to support overall management of risks and ongoing effectiveness of controls.

39	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued
Climate risk
Definition
The Group defines climate risk as the risk that the Group experiences losses and/or reputational damage, either from the impacts of climate change and the transition to net zero (inbound) or as a result of the Group’s response to tackling climate change (outbound).
Embedding
Climate risk is considered as a principal risk within Lloyds Banking Group’s ERMF, reflecting the importance of the topic and the focus required to manage these risks. This ensures a consistent approach to embedding the consideration of climate risk in activities across the Group, while also enhancing Board level insight.
Lloyds Banking Group’s climate risk policy provides an overarching framework for managing climate risks. This policy continues to be refined, to ensure awareness of key climate-related risks across different areas of the Group and appropriate processes and controls are in place to mitigate these risks. This includes requirements in relation to governance, scenario analysis and management for climate risks, as well as governance requirements for different aspects of Lloyds Banking Group’s net zero strategy. Activity across the Group to meet these requirements is actively monitored, including through the development of the Group’s climate risk profile.
Lloyds Banking Group continues to consider climate risk through an evolving view of ‘Double Materiality’. This reflects the concept that climate risks can materialise through inbound risk, outbound risk or potentially both.
•Inbound risk: impacts of a risk on the Group’s balance sheet, which can lead to a financial loss. Managing inbound risks is critical to mitigate this potential impact, including supporting customers to be aware of potential risks. Examples include property devaluation from physical and transition risks
•Outbound risk: impacts of the Group’s balance sheet or activity on the environment driven by our strategy or purpose. Examples include insufficient consideration of climate risk in external disclosure or external perception of the Group’s actions, claims and disclosures
Understanding of ‘Double Materiality’ is continuing to develop, as well as reflecting how it applies across broader ESG risks. This approach allows an assessment of the impact of risks to the Group in addition to identification of the impact of the Group’s balance sheet on society and the planet.
Within the Group’s risk and control self-assessment (RCSA) system for risk management, key climate-related risks have been prioritised into five broad themes in line with this view of inbound and outbound risks:

The impacts from climate risk largely manifest through other principal risks. Therefore, in order to ensure these impacts are appropriately managed, the Group is embedding consideration of climate risk into its approach for managing other principal risks.
New and existing controls have also been mapped to key climate-related regulatory obligations to support identification, measurement, management and reporting of the impacts of climate change.
Exposures
Climate risks can arise through two channels, physical or transition risks:
•Physical risks from changes in climate or weather patterns. These can either be acute (event driven such as floods or storms) or chronic (longer-term shifts such as rising sea levels or droughts)
•Transition risks due to changes associated with moving towards a low carbon economy, including changes to policy, legislation and regulation, technology and market, or legal risks from failing to manage the transition
As part of Lloyds Banking Group’s ERMF, risks are proactively identified considering various internal and external sources, including environmental factors such as climate change. Lloyds Banking Group has identified the sectors at increased risk from the impacts of climate change and continues to monitor its loans and advances to customers in these sectors.
This has informed identification of the key climate-related risks. The table above provides a high-level overview of Lloyds Banking Group’s key climate risks, across the five main inbound and outbound themes highlighted in the climate risk diagram. This has also included consideration of the cross-cutting impacts across other principal risks in Lloyds Banking Group’s ERMF.
The materiality of Lloyds Banking Group’s key climate risks reflects their potential impact, considering key impacts across a range of factors including: customer; reputation; financial losses; colleagues; and business objectives. These impacts are considered on an ongoing basis through Lloyds Banking Group’s continuous risk management approach, with formal assessment at least annually. This assessment is supported by horizon scanning of climate-related developments and additional quantitative and qualitative analysis, including scenario analysis results.
Measurement
There are a number of different ways to measure the relative size of the key climate risks facing the Group. However, in order to quantify the impact, scenario analysis is required to understand their effects, particularly given the different potential outcomes and time horizons over which the risks may manifest.
From an outbound perspective, the Group measures its emissions relating to activities across bank finance, supply chain and own operations. This helps to provide a view on the impact of the Group’s activities, as well as identifying the areas where the Group can most effectively reduce emissions to support the transition to net zero. These calculations follow the relevant industry standards and guidelines, noting that such methodologies will continue to evolve.
For inbound risks, the levels of climate risk impacting different areas of the Group are assessed through a variety of metrics and approaches:
•For Commercial lending, an ESG tool helps to identify and assess the impact of climate risk for individual Commercial customers as part of the credit decisioning process
•For Retail lending, levels of flood risk and energy efficiency, via energy performance certificates (EPC), are measured for the Homes portfolio to inform the physical and transition risk we face. For the motor portfolio, the transition from internal combustion engines (ICE) to electric vehicles (EVs) is a key consideration in measuring residual value risk

40	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued

Key climate risks facing the Group				▼
Impact	Risks	Drivers	Time horizons[1]	Risk types impacted
Inbound	Property devaluation from physical and transition risks	Transition (Policy and Legal, Technology, Market)	Short (Acute), Medium and Long (Chronic)	Credit
Physical (Acute, Chronic)
	Adverse impact on residual value of motor vehicles	Transition (Policy and Legal, Technology, Market)	Short, Medium, Long	Credit
	Reduction in clients’ creditworthiness or collateral valuation	Transition (Policy and Legal, Technology, Market, Reputation)	Medium, Long	Credit
Physical (Acute, Chronic)
	Disruption to the Group’s services from extreme weather, for example damage to Group properties	Physical (Acute, Chronic)	Short (Acute), Long (Chronic)	Operational resilience
	Meeting relevant expectations/requirements, e.g. Prudential Regulation Authority (PRA) Supervisory Statement (SS3/19) and ISSB	Transition (Policy and Legal)	Short, Medium, Long	Regulatory compliance
Outbound	Failure to adequately support the transition to net zero	Transition (Reputation)	Short, Medium, Long	Climate
	Insufficient consideration of climate risk in external disclosures	Transition (Policy and Legal, Reputation)	Short, Medium	Operational (financial reporting)
	External perception of greenwashing in the Group’s disclosures, marketing or product communications	Transition (Policy and Legal, Reputation)	Short, Medium, Long	Conduct

1    Time horizon categories: Short term: 0-1 year, Medium term: 1-5 years, Long term: 5+ years.

Scenario analysis
Given the range of outcomes over which climate risks and opportunities may materialise, scenario analysis is a key tool for understanding the potential impacts on the Group. Lloyds Banking Group continues to develop its climate scenario analysis capabilities to inform analysis of climate risks, as well as to help shape its strategy to reflect climate opportunities and assess its resilience, building on lessons learned from the Bank of England’s 2021 Climate Biennial Exploratory Scenario (CBES). The subsequent analysis has focused on understanding the areas most impacted by climate change, as well as assessing the impact from key climate-related risks.
An assessment has been undertaken for Lloyds Banking Group’s Commercial lending portfolios to identify the sectors most exposed to climate risks. For Commercial lending clients, this has been based on estimated financial impacts from physical and transition risk. The relative difference between this climate estimate and a baseline provides an indicative foresight view of discounted cash flow and hence net present value (NPV) of the entity from present day to 2050.
This assessment has been modelled across two climate scenarios consistent with the Network for Greening the Financial System (NGFS), Net Zero 2050 (Orderly) and Divergent Net Zero (Divergent). The Net Zero 2050 scenario was chosen as it describes the ideal outcome that the Group’s net zero targets are aiming for. The Divergent Net Zero scenario provides a useful comparison, given it reaches the same end goal although at higher overall cost.
The results highlight that high emitting sectors, such as coal mining and oil and gas, are expected to face a substantial adverse impact, with considerable effects in other sectors, such as automotive and transport. However, these impacts will vary significantly by company and will be most notably observed in the power sector.
The Group has a relatively low commercial lending exposure to the sectors which experience the most significant negative impacts, based on this assessment. Note 38 on page F-82 provides further detail of the Group’s lending by sector.
The above assessment also supports the view of the sectors with the greatest potential climate-related impact for the Group. Alongside the Group’s exposure, this analysis validates the focus for Lloyds Banking Group’s environmental sustainability strategy, including the banking sectors for which NZBA targets have been set.
Impact assessment
This scenario analysis is intended to inform Lloyds Banking Group’s view of the financial impacts from the risks relating to change, which would principally arise through asset impairments or credit losses. Building on this assessment of the sectors at increased risk from climate change, consideration of some climate risks has been incorporated into Lloyds Banking Group’s calculation of ECL. For Commercial Banking clients in these sectors most materially impacted, a top-down sector level approach has been used to estimate impacts in a disorderly scenario, resulting an estimated impact on ECL of less than £15 million. This uses a combination of sector level NPV impact estimates, NGFS Gross Domestic Product (GDP) pathways, historic impairment data and other inputs to assess the impact of physical and transition risks.
Furthermore, the UK Mortgages portfolio has been assessed for physical and transition risk. This assessment considered the impact of the UK introducing minimum EPC requirements and the estimated retrofitting costs to meet these. These additional costs then translated into Probability of Default (PD) uplifts, resulting in an estimated increase in ECL of less than £5 million for Lloyds Banking Group’s buy-to-let portfolio. A similar exercise was undertaken for flood risk, also with an estimated impact of less than £5 million. Measurement of the physical and transition risk impacts continues to progress, with ongoing development of a Residential Real Estate Climate Impact model to estimate potential impacts.
These estimated impacts are below Lloyds Banking Group’s materiality thresholds, therefore, no adjustments have been made to the expected credit losses measured as at 31 December 2023.
Mitigation
The Group manages climate-related risk in different ways across the five key inbound and outbound themes identified. The following sections provide an overview of the Group’s mitigation approach, including the relevant cross-cutting impacts, across each of these themes.

41	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued
Net Zero
The Group considers how its different areas are supporting the transition to net zero. The Group has set ambitions to reduce emissions across four key areas of activity. This is supported through development of appropriate plans and strategies, as well as sector specific targets for bank financed emissions. We aim to monitor progress against these targets through the Group Net Zero Committee on a quarterly basis.
The 2023 Lloyds Banking Group climate transition plan sets out the steps it will take to reduce emissions to net zero for its own operations and supply chain, as well as specific activities happening in relation to the Group’s lending.
Disclosures
Lloyds Banking Group’s external disclosures are subject to a robust governance process, including appropriate legal review. This includes an assessment of the relevant regulatory requirements, particularly to ensure alignment with CFD requirements and Task Force on Climate-related Financial Disclosures (TCFD) recommendations. External disclosures will continue to progress in line with the changing regulatory landscape, and the Group will look to ensure suitable controls remain in place as these develop.
Greenwashing
The Group’s understanding of greenwashing continues to evolve, with adoption of various methods across the Group to continue to build this understanding, including development of training materials to avoid greenwashing for all colleagues. Current priorities relate to any sustainability related claims in external disclosures and development of consideration of ESG criteria (including climate-related factors) for relevant products across the Group.
The Group will look to ensure that its disclosures outline a clear and accurate message of what it is doing to support the transition to net zero. An external legal review provides assurance on the suitability of content in disclosures. The Group expects its controls and processes will continue to evolve, reflecting increasing understanding of greenwashing, as well as the changing regulatory landscape, such as the FCA’s Sustainability Disclosure Requirements anti-greenwashing rule.
In 2023, Lloyds Banking Group product policy was redesigned to ensure compliance with Consumer Duty and focus on customer outcomes. As part of this, initial guidance in relation to climate considerations was strengthened to introduce more comprehensive ESG considerations for all products in line with Lloyds Banking Group’s updated values. Dedicated ESG guidance has been introduced to support product governance processes, ensuring climate-related factors and wider ESG risks are appropriately considered and managed throughout the product life cycle. In 2024, further support will be provided to upskill colleagues and ensure the guidance is enhanced in line with the ESG risks landscape.
Inbound physical and transition risks
The impacts from physical and transition risks cut across other principal risks in different ways for different areas of the Group, as outlined below.
Commercial and Retail lending
The Group continues to integrate climate risk and broader ESG considerations in its credit process, with continued progress in 2023. This is through a credit risk integration strategy, which includes development of an ESG credit risk framework and policies, as well as portfolio and case management.
Operations and supply chain
Climate risk is embedded in the Group approach for managing operational resilience, as one of the key drivers within the Group strategy, considering the impact on and from climate as part of ensuring its operations remain resilient. Climate-related impacts could affect operational resilience through properties, IT systems, people and third party suppliers. The Group approach primarily focuses on the potential impact from physical risks, although transition risk impacts may require further consideration as the approach evolves.
The Group has processes in place to consider the resilience of its property in relation to physical risks, particularly focused on its offices, data centres and branch network, to minimise the risk of service disruption. Insurers periodically highlight Lloyds Banking Group’s buildings that are subject to high flood risk. These sites are then surveyed in detail to quantify that risk and determine appropriate flood defence mitigation. The Group proactively monitors the temperature and humidity in its data centres, with root cause analysis undertaken for any incidents to identify any local climate issues and remediate. Additionally, resilient tech rooms have been created where power, temperature and humidity are robustly controlled.
The Group expects its third party suppliers to review their business continuity plans and recovery strategies, ensuring these are appropriately updated to mitigate potential risks posed by climate change, to ensure continued provision of service. Lloyds Banking Group’s Code of Supplier Responsibility also outlines expectations for the third parties in relation to environmental sustainability. This includes expectations for the Group’s suppliers to proactively identify, manage and reduce their environmental impact, as well as adopting the principles of the Emerald Standard which the Group launched in 2022.
Regulatory compliance
The Group’s monitoring of regulatory expectations includes understanding the current relevant requirements, and its activity and progress towards these, as well as horizon scanning for new developments. Monitoring progress against current expectations, for example Dear CEO and CFO letters, supports regular engagement with regulators on respective plans and priorities. In addition, the Group maintains a view of how its disclosures support the relevant regulatory requirements, as outlined above.
The Group also maintains an awareness of regulatory developments and seeks to include and map regulatory obligations within its risk and control profile in support of compliance traceability.
Monitoring
The Group ensures visibility and awareness of climate risks wherever they present themselves across its risk profile, with regular reporting and tracking of any identified risks.
Management Information (MI) across a range of themes is regularly assessed to provide insight into and oversight of management of climate risk, together with tracking of associated action plans and identification of triggers for reassessment. This is reported through appropriate Risk governance, across the relevant business units.
Climate risk is also considered through Risk governance on a monthly basis through the Consolidated Risk Report, supported by assessment of identified climate risks across the Group and appropriate analysis of Group Board risk appetite metrics. This provides insight into any changes to the risk profile together with their rationale for awareness and scrutiny by senior leaders. In addition, climate risk MI is reported through this process, with standalone deep dive discussions on climate risk at Board Risk Committee on a half-yearly basis.
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
Harm or detriment is defined as loss, distress or inconvenience to customers due to breaches of regulatory or internal requirements or our wider duty to act fairly and reasonably.
Exposures
The Group faces significant conduct risks, which affect all aspects of the Group’s operations and all types of customers. The introduction of Consumer Duty has increased regulatory expectations in relation to customer outcomes, including how the Group demonstrates and measures them.

42	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued
Conduct risks can impact directly or indirectly on the Group’s customers and could materialise from a number of areas across the Group, including:
•Business and strategic planning that does not sufficiently consider customer needs
•Ineffective development, management and monitoring of products, their distribution (including the sales process, fair value assessment and responsible lending criteria) and post- sales service (including the management of customers in financial difficulties)
•Unclear, unfair, misleading or untimely customer communications
•A culture that is not sufficiently customer-centric
•Poor governance of colleagues’ incentives and rewards and approval of schemes which lead to behaviours that drive unfair customer outcomes
•Ineffective identification, management and oversight of legacy conduct issues
•Ineffective management and resolution of customers’ complaints or claims
•Outsourcing of customer service and product delivery to third parties that do not have the same level of control, oversight and culture as the Group
The Group is also exposed to the risk of engaging in activities or failing to manage conduct which could constitute market abuse, undermine the integrity of a market in which it is active, distort competition or create conflicts of interest.
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
The Group is continuing to liaise closely with the FCA and Financial Ombudsman Service on the historical motor commission arrangements.
The Group continuously adapts to market developments that could pose heightened conduct risk, and actively monitors for early signs of financial difficulties driven by pressures from a rising cost of living and rising interest rates.
Other key areas of focus include transparency and fairness of pricing communications; ensuring victims of Authorised Push Payment Fraud receive good outcomes; and a mindset shift regarding customer outcomes in line with the FCA’s Consumer Duty Regulation.
Measurement
To articulate its conduct risk appetite, the Group has Conduct Risk Appetite Metrics (CRAMs) and tolerances that aim to indicate where it may be operating outside its conduct risk appetite.
CRAMs have been designed for services and products offered by the Group and are measured by a set of common metrics. These contain a range of product design, sales and process metrics (including outcome testing results) to provide a more holistic view of conduct risks; some products also have a suite of additional bespoke metrics.
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
The Group’s ongoing commitment to good customer outcomes sets the tone from the top and supports the development our values-led culture with customers at the heart, strengthening links between actions to support conduct, culture and customer and enabling more effective control management. Actions to encourage good conduct include:
•Conduct risk appetite established at Group and divisional level, with metrics included in the Group risk appetite to ensure ongoing focus
•Simplified and enhanced conduct policies and procedures in place to ensure appropriate controls and processes that deliver good customer outcomes, and support market integrity and competition requirements
•Customer needs considered through divisional customer plans, with integral conduct lens
•Achieving a values-led culture that delivers great customer outcomes, by focusing on aligning our systems, symbols, behaviours and storytelling
•Development and continued oversight of the implementation of the vulnerability strategy continues through the Lloyds Banking Group Customer Inclusion Forum to monitor vulnerable outcomes, provide strategic direction and ensure consistency across the Group
•Robust product governance framework to ensure products continue to offer customers fair value, and consistently meet their needs throughout their product lifecycle
•Complaints management through responding to, and learning from, root causes of complaint volumes and Financial Ombudsman Service (FOS) change rates
•Review and oversight of thematic conduct agenda items at senior committees, ensuring holistic consideration of key Lloyds Banking Group-wide conduct risks
•Robust recruitment and training, with a continued focus on how the Group manages colleagues’ performance with clear customer accountabilities
•Ongoing engagement with third parties involved in serving the Group’s customers to ensure consistent delivery
•Monitoring and testing of customer outcomes to ensure the Group delivers good outcomes for customers throughout the product and service lifecycle, and make continuous improvements to products, services and processes
•Continued focus on market conduct; member of the Fixed Income, Currencies and Commodities Markets Standard Board; and committed to conducting its market activities consistent with the principles of the UK Money Markets Code, the Global Precious Metals Code and the FX Global Code
•Adoption of robust change delivery methodology to enable prioritisation and delivery of initiatives to address conduct challenges
•Continued focus on proactive identification and mitigation of conduct risk in the Lloyds Banking Group’s strategy
•Active engagement with regulatory bodies and other stakeholders to develop understanding of concerns related to customer treatment, effective competition and market integrity, to ensure that the Group’s strategic conduct focus continues to meet evolving stakeholder expectations
•Creation of tools and additional support for customers impacted by the rising cost of living, including Cost-of-Living Hub and interest-free overdraft buffer
•A programme of work in place to deliver the enhanced expectations of Consumer Duty
Monitoring
Conduct risk is governed through divisional risk committees and significant issues are escalated to the Lloyds Banking Group Risk Committee, in accordance with the Lloyds Banking Group’s ERMF, as well as through the monthly Risk Reporting. The risk exposures are reported, discussed and challenged at divisional risk committees. Remedial action is recommended, if required. All material conduct risk events are escalated in accordance with the Lloyds Banking Group operational risk policy.
A number of activities support the close monitoring of conduct risk including:
•The use of CRAMs across the Group, with an escalation route to Board
•Oversight and assurance activities across the three lines of defence
•Horizon scanning

43	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued
Credit risk
Definition
Credit risk is defined as the risk that parties with whom the Group has contracted fail to meet their financial obligations (both on and off-balance sheet).
Exposures
The principal sources of credit risk within the Group arise from loans and advances, contingent liabilities, commitments and debt securities to customers, financial institutions and sovereigns. The credit risk exposures of the Group are set out in note 38 on page F-81.
In terms of loans and advances (for example, mortgages, term loans and overdrafts) and contingent liabilities (for example, credit instruments such as guarantees and documentary letters of credit), credit risk arises both from amounts advanced and commitments to extend credit to a customer or bank. With respect to commitments to extend credit, the Group is also potentially exposed to an additional loss up to an amount equal to the total unutilised commitments. However, the likely amount of loss may be less than the total unutilised commitments, as most retail and certain commercial lending commitments may be cancelled based on regular assessment of the prevailing creditworthiness of customers. Commercial term commitments are also contingent upon customers maintaining specific credit standards.
Credit risk also arises from debt securities and derivatives. Credit risk exposure for derivatives is limited to the current cost of replacing contracts with a positive value to the Group. Such amounts are reflected in note 38 on page F-85.
Additionally, credit risk arises from leasing arrangements where the Group is the lessor. Note 2(J) on page F-17 provides details on the Group’s approach to the treatment of leases.
The investments held in the Group’s defined benefit pension schemes also expose the Group to credit risk. Note 11 on page F-28 provides further information on the defined benefit pension schemes’ assets and liabilities.
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
Credit risk is measured from different perspectives using a range of appropriate modelling and scoring techniques at a number of levels of granularity, including total balance sheet, individual portfolio, pertinent concentrations and individual customer – for both new business and existing exposure. Key metrics, which may include but are not limited to, total exposure, ECL, risk-weighted assets, new business quality, concentration risk and portfolio performance, are reported monthly to risk committees and forums.
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
In addition, stress testing and scenario analysis, including preparation of credit playbooks to analyse and forward plan for specific events and/or emerging issues, are used to estimate impairment losses and capital demand forecasts for both regulatory and internal purposes and to assist in the formulation and calibration of credit risk appetite, where appropriate.
As part of the ‘three lines of defence’ model, the Risk division is the second line of defence providing oversight and independent challenge to key risk decisions taken by business management. The Risk division also tests the effectiveness of credit risk management and internal credit risk controls. This includes ensuring that the control and monitoring of higher risk and vulnerable portfolios and sectors is appropriate and confirming that appropriate loss allowances for impairment are in place. Output from these reviews helps to inform credit risk appetite, credit policy and portfolio mandates.
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
Robust models and controls: see model risk on page 68.
Limitations on concentration risk: there are portfolio controls on certain industries, sectors and products to reflect risk appetite as well as individual, customer and bank limit risk tolerances. Credit policies, appetite statements and mandates are aligned to the Group’s risk appetite and restrict exposure to higher risk countries and potentially vulnerable sectors and asset classes. Note 38 on page F-82 provides an analysis of loans and advances to customers by industry (for commercial customers) and product (for retail customers). Exposures are monitored to prevent both an excessive concentration of risk and single name concentrations. These concentration risk controls are not necessarily in the form of a maximum limit on exposure, but may instead require new business in concentrated sectors to fulfil additional minimum policy and/or guideline requirements. The Group’s largest credit limits are regularly monitored by the Board Risk Committee and reported in accordance with regulatory requirements.

44	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued
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
Stress testing: the Group’s credit portfolios are subject to regular stress testing. In addition to the Group-led, PRA and other regulatory stress tests, exercises focused on individual divisions and portfolios are also performed. For further information on the Group wide stress testing process, methodology and governance see page 31.
Frequent and robust credit risk assurance: assurance of credit risk is undertaken by an independent function operating within the Risk division which is part of the Group’s second line of defence. Its primary objective is to provide reasonable and independent assurance and confidence that credit risk is being effectively managed and to ensure that appropriate controls are in place and being adhered to. Group Internal Audit also provides assurance to the Audit Committee on the effectiveness of credit risk management controls across the Group’s activities.
Collateral
The principal types of acceptable collateral include:
•Residential and commercial properties
•Charges over business assets such as inventory and accounts receivable
•Financial instruments such as debt securities
•Vehicles
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
Refer to note 38 on page F-89 for further information on collateral.

45	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued
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
Buy-to-let mortgages within Retail are limited to a maximum loan size of £2,000,000 and 75 per cent LTV for a single property. Buy-to-let applications must pass a minimum rental cover ratio of 125 per cent under stressed interest rates, after applicable tax liabilities. Portfolio landlords (customers with four or more mortgaged buy-to-let properties) are subject to additional controls including evaluation of overall portfolio resilience.
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
Monitoring
In conjunction with the Risk division, businesses identify and define portfolios of credit and related risk exposures and the key behaviours and characteristics by which those portfolios are managed and monitored. This entails the production and analysis of regular portfolio monitoring reports for review by senior management. The Risk division in turn produces an aggregated view of credit risk across the Group, including reports on material credit exposures, concentrations, concerns and other management information, which is presented to senior officers, divisional credit risk forums, business unit committees and forums, Group Risk Committee and the Board Risk Committee.
Models
The performance of all models used in credit risk is monitored in line with the Group’s model governance framework – see model risk on page 68.
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

46	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued
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
The Group’s treatment of loan renegotiations is included in the impairment policy in note 2(H) on page F-16.
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
Lloyds Bank Group credit risk portfolio in 2023
Overview
The Group’s portfolios are well-positioned for the current macroeconomic environment. The Group retains a prudent approach to credit risk appetite and risk management, with strong credit origination criteria and robust LTVs in the secured portfolios.
Observed credit performance remains resilient, despite the continued economic uncertainty with only modest evidence of deterioration to date. In UK mortgages, new to arrears were relatively stable throughout 2023, having increased slightly at the start of the year, largely driven by legacy vintages (mortgages originated in the period 2006 to 2008). Flows to default increased during the year for the same reason with trends stabilising in the second half. Unsecured portfolios continue to exhibit stable new to arrears and flow to default trends, broadly at or below pre-pandemic levels. The Group continues to monitor the impacts of the economic environment carefully through a suite of early warning indicators and governance arrangements that ensure risk mitigating action plans are in place to support customers and protect the Group’s positions.
The impairment charge in 2023 was £343 million, down from a charge of £1,452 million in 2022. This is as a result of a significant write-back following the full repayment of debt from a single name client in the fourth quarter and improvements in the Group’s macroeconomic outlook.
The Group’s ECL allowance on loans and advances to customers decreased in the year to £4,007 million (31 December 2022: £4,779 million).
Group Stage 2 loans and advances to customers reduced to £52,973 million (31 December 2022: £60,103 million) and as a percentage of total lending to 12.1 per cent (31 December 2022: 13.7 per cent). This is due to improvements in the macroeconomic outlook transferring assets to Stage 1, along with impacts from securitisations of legacy Retail mortgages in the first quarter and Retail unsecured loans in the fourth quarter. Of the total Group Stage 2 loans and advances to customers, 92.5 per cent are up to date (31 December 2022: 94.1 per cent). Stage 2 coverage reduced slightly to 3.1 per cent (31 December 2022: 3.3 per cent).
Stage 3 loans and advances to customers reduced to £7,131 million (31 December 2022: £7,611 million), and as a percentage of total lending decreased slightly to 1.6 per cent (31 December 2022: 1.7 per cent). This reduction is largely following the full repayment of debt from a single name client in Commercial Banking and securitisation activity, partially offset by flow to default increases in the UK mortgages portfolio. Stage 3 coverage decreased by 7.2 percentage points to 15.9 per cent (31 December 2022: 23.1 per cent).
Prudent risk appetite and risk management
•The Group continues to take a prudent and proactive approach to credit risk management and credit risk appetite whilst, in line with the Group’s strategy, supporting clients to grow, as well as working closely with customers to help them through cost of living pressures and the impacts of higher interest rates and any deterioration in broader economic conditions
•Sector, asset and product concentrations within the portfolios are closely monitored and controlled, with mitigating actions taken where appropriate. Sector and product risk appetite parameters help manage exposure to certain higher risk and cyclical sectors, segments and asset classes
•The Group’s effective risk management seeks to ensure early identification and management of customers and counterparties who may be showing signs of distress
•The Group will continue to work closely with its customers to ensure that they receive the appropriate level of support, embracing the standards outlined in the Mortgage Charter and including where customers are leveraging Pay As You Grow options under the UK Government Coronavirus scheme

47	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued
Impairment charge (credit) by division

	Loans and advances to customers £m	Loans and advances to banks £m	Debt securities £m	Financial assets at fair value through other comprehensive income £m	Undrawn balances £m	2023 £m	2022 £m

UK mortgages	(61)	–	–	–	10	(51)	295
Credit cards	438	–	–	–	19	457	571
Loans and overdrafts	271	–	–	–	(20)	251	499
UK Motor Finance	169	–	–	–	–	169	(2)
Other	5	–	–	–	–	5	10
Retail	822	–	–	–	9	831	1,373
Small and Medium Businesses	114	–	–	–	–	114	188
Corporate and Institutional	(598)	(3)	–	3	1	(597)	283
Commercial Banking	(484)	(3)	–	3	1	(483)	471
Other	–	–	–	(5)	–	(5)	(392)
Total impairment charge (credit)	338	(3)	–	(2)	10	343	1,452

48	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued
Group loans and advances to customers
The following pages contain analysis of the Group’s loans and advances to customers by sub-portfolio. Loans and advances to customers are categorised into the following stages:
•Stage 1 assets comprise of newly originated assets (unless purchased or originated credit-impaired), as well as those which have not experienced a significant increase in credit risk. These assets carry an expected credit loss allowance equivalent to the expected credit losses that result from those default events that are possible within 12 months of the reporting date (12 month expected credit losses)
•Stage 2 assets are those which have experienced a significant increase in credit risk since origination. These assets carry an expected credit loss allowance equivalent to the expected credit losses arising over the lifetime of the asset (lifetime expected credit losses)
•Stage 3 assets have either defaulted or are otherwise considered to be credit-impaired. These assets carry a lifetime expected credit loss
•Purchased or originated credit-impaired assets (POCI) are those that have been originated or acquired in a credit-impaired state. This includes within the definition of credit-impaired the purchase of a financial asset at a deep discount that reflects impaired credit losses

Total expected credit loss allowance

	At 31 Dec 2023 £m	At 31 Dec 2022 £m
Customer related balances
Drawn	3,693	4,475
Undrawn	314	304
	4,007	4,779
Loans and advances to banks	6	9
Debt securities	8	8
Total expected credit loss allowance	4,021	4,796
Movements in total expected credit loss allowance

	Opening ECL at 31 Dec 2022 £m	Write-offs and other[1] £m	Income statement charge (credit) £m	Net ECL increase (decrease) £m	Closing ECL at 31 Dec 2023 £m

UK mortgages[2]	1,209	(43)	(51)	(94)	1,115
Credit cards	763	(410)	457	47	810
Loans and overdrafts[3]	678	(414)	251	(163)	515
UK Motor Finance	252	(79)	169	90	342
Other	86	(3)	5	2	88
Retail	2,988	(949)	831	(118)	2,870
Small and Medium Businesses	549	(126)	114	(12)	537
Corporate and Institutional Banking	1,258	(48)	(597)	(645)	613
Commercial Banking	1,807	(174)	(483)	(657)	1,150
Other	1	5	(5)	–	1
Total[4]	4,796	(1,118)	343	(775)	4,021

1Contains adjustments in respect of purchased or originated credit-impaired financial assets.
2Includes £60 million within write-offs and other relating to the £2.5 billion UK mortgages securitisation in the first quarter of 2023.
3Includes £112 million within write-offs and other relating to the £2.7 billion unsecured loans securitisation in the fourth quarter of 2023.
4Total ECL includes £14 million relating to other non customer-related assets (31 December 2022: £17 million).

49	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued
Loans and advances to customers and expected credit loss allowance

	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total %	Stage 3 as % of total %
At 31 December 2023
Loans and advances to customers
UK mortgages	256,596	38,533	4,337	7,854	307,320	12.5	1.4
Credit cards	12,625	2,908	284	–	15,817	18.4	1.8
Loans and overdrafts	7,103	1,187	196	–	8,486	14.0	2.3
UK Motor Finance	13,541	2,027	112	–	15,680	12.9	0.7
Other	15,898	525	144	–	16,567	3.2	0.9
Retail	305,763	45,180	5,073	7,854	363,870	12.4	1.4
Small and Medium Businesses	27,525	4,458	1,530	–	33,513	13.3	4.6
Corporate and Institutional Banking	35,872	3,335	528	–	39,735	8.4	1.3
Commercial Banking	63,397	7,793	2,058	–	73,248	10.6	2.8
Other[1]	(301)	–	–	–	(301)	–	–
Total gross lending	368,859	52,973	7,131	7,854	436,817	12.1	1.6
ECL allowance on drawn balances	(885)	(1,462)	(1,133)	(213)	(3,693)
Net balance sheet carrying value	367,974	51,511	5,998	7,641	433,124

Customer related ECL allowance (drawn and undrawn)
UK mortgages	169	376	357	213	1,115
Credit cards	234	446	130	–	810
Loans and overdrafts	153	244	118	–	515
UK Motor Finance[2]	188	91	63	–	342
Other	20	21	47	–	88
Retail	764	1,178	715	213	2,870
Small and Medium Businesses	139	231	167	–	537
Corporate and Institutional Banking	135	212	253	–	600
Commercial Banking	274	443	420	–	1,137
Other	–	–	–	–	–
Total	1,038	1,621	1,135	213	4,007

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers[3]
UK mortgages	0.1	1.0	8.2	2.7	0.4
Credit cards	1.9	15.3	45.8	–	5.1
Loans and overdrafts	2.2	20.6	60.2	–	6.1
UK Motor Finance	1.4	4.5	56.3	–	2.2
Other	0.1	4.0	32.6	–	0.5
Retail	0.2	2.6	14.1	2.7	0.8
Small and Medium Businesses	0.5	5.2	10.9	–	1.6
Corporate and Institutional Banking	0.4	6.4	47.9	–	1.5
Commercial Banking	0.4	5.7	20.4	–	1.6
Other	–	–	–	–	–
Total	0.3	3.1	15.9	2.7	0.9
1Contains centralised fair value hedge accounting adjustments.
2UK Motor Finance for Stages 1 and 2 include £187 million relating to provisions against residual values of vehicles subject to finance leasing agreements for Black Horse. These provisions are included within the calculation of coverage ratios.
3Allowance for expected credit losses on loans and advances to customers as a percentage of gross loans and advances to customers including loans in recoveries.

50	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued

	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total %	Stage 3 as % of total %
At 31 December 2022
Loans and advances to customers
UK mortgages	257,517	41,783	3,416	9,622	312,338	13.4	1.1
Credit cards	11,416	3,287	289	–	14,992	21.9	1.9
Loans and overdrafts	8,357	1,713	247	–	10,317	16.6	2.4
UK Motor Finance	12,174	2,245	154	–	14,573	15.4	1.1
Other	13,990	643	157	–	14,790	4.3	1.1
Retail	303,454	49,671	4,263	9,622	367,010	13.5	1.2
Small and Medium Businesses	30,781	5,654	1,760	–	38,195	14.8	4.6
Corporate and Institutional Banking	31,729	4,778	1,588	–	38,095	12.5	4.2
Commercial Banking	62,510	10,432	3,348	–	76,290	13.7	4.4
Other[1]	(3,198)	–	–	–	(3,198)	–
Total gross lending	362,766	60,103	7,611	9,622	440,102	13.7	1.7
ECL allowance on drawn balances	(678)	(1,792)	(1,752)	(253)	(4,475)
Net balance sheet carrying value	362,088	58,311	5,859	9,369	435,627

Customer related ECL allowance (drawn and undrawn)
UK mortgages	92	553	311	253	1,209
Credit cards	173	477	113	–	763
Loans and overdrafts	185	367	126	–	678
UK Motor Finance[2]	95	76	81	–	252
Other	16	18	52	–	86
Retail	561	1,491	683	253	2,988
Small and Medium Businesses	129	271	149	–	549
Corporate and Institutional Banking	110	208	924	–	1,242
Commercial Banking	239	479	1,073	–	1,791
Other	–	–	–	–	–
Total	800	1,970	1,756	253	4,779

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers[3]
UK mortgages	–	1.3	9.1	2.6	0.4
Credit cards	1.5	14.5	39.1	–	5.1
Loans and overdrafts	2.2	21.4	51.0	–	6.6
UK Motor Finance	0.8	3.4	52.6	–	1.7
Other	0.1	2.8	33.1	–	0.6
Retail	0.2	3.0	16.0	2.6	0.8
Small and Medium Businesses	0.4	4.8	8.5	–	1.4
Corporate and Institutional Banking	0.3	4.4	58.2	–	3.3
Commercial Banking	0.4	4.6	32.0	–	2.3
Other	–	–	–	–	–
Total	0.2	3.3	23.1	2.6	1.1
1    Contains centralised fair value hedge accounting adjustments.
2    UK Motor Finance for Stages 1 and 2 include £92 million relating to provisions against residual values of vehicles subject to finance leasing agreements for Black Horse. These provisions are included within the calculation of coverage ratios.
3    Allowance for expected credit losses on loans and advances to customers as a percentage of gross loans and advances to customers including loans in recoveries.

51	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued
Stage 2 loans and advances to customers and expected credit loss allowance

	Up to date						1 to 30 days past due[2]			Over 30 days past due
	PD movements			Other[1]
Gross lending £m		ECL[3] £m	As % of gross lending %	Gross lending £m	ECL[3] £m	As % of gross lending %	Gross lending £m	ECL[3] £m	As % of gross lending %	Gross lending £m	ECL[3] £m	As % of gross lending %
At 31 December 2023
UK mortgages	26,665	146	0.5	9,024	133	1.5	1,771	52	2.9	1,073	45	4.2
Credit cards	2,612	345	13.2	145	49	33.8	115	34	29.6	36	18	50.0
Loans and overdrafts	756	148	19.6	279	46	16.5	112	34	30.4	40	16	40.0
UK Motor Finance	735	30	4.1	1,120	30	2.7	138	21	15.2	34	10	29.4
Other	125	5	4.0	295	7	2.4	52	5	9.6	53	4	7.5
Retail	30,893	674	2.2	10,863	265	2.4	2,188	146	6.7	1,236	93	7.5
Small and Medium Businesses	3,455	202	5.8	590	17	2.9	253	8	3.2	160	4	2.5
Corporate and Institutional Banking	3,175	208	6.6	2	–	–	27	3	11.1	131	1	0.8
Commercial Banking	6,630	410	6.2	592	17	2.9	280	11	3.9	291	5	1.7
Total	37,523	1,084	2.9	11,455	282	2.5	2,468	157	6.4	1,527	98	6.4
At 31 December 2022
UK mortgages	29,718	263	0.9	9,613	160	1.7	1,633	67	4.1	819	63	7.7
Credit cards	3,023	386	12.8	136	46	33.8	98	30	30.6	30	15	50.0
Loans and overdrafts	1,311	249	19.0	234	53	22.6	125	45	36.0	43	20	46.5
UK Motor Finance	1,047	28	2.7	1,045	23	2.2	122	18	14.8	31	7	22.6
Other	160	5	3.1	384	7	1.8	54	4	7.4	45	2	4.4
Retail	35,259	931	2.6	11,412	289	2.5	2,032	164	8.1	968	107	11.1
Small and Medium Businesses	4,081	223	5.5	1,060	27	2.5	339	13	3.8	174	8	4.6
Corporate and Institutional Banking	4,706	207	4.4	24	1	4.2	5	–	–	43	–	–
Commercial Banking	8,787	430	4.9	1,084	28	2.6	344	13	3.8	217	8	3.7
Total	44,046	1,361	3.1	12,496	317	2.5	2,376	177	7.4	1,185	115	9.7
1Includes forbearance, client and product-specific indicators not reflected within quantitative PD assessments.
2    Includes assets that have triggered PD movements, or other rules, given that being 1 to 29 days in arrears in and of itself is not a Stage 2 trigger.
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

52	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued
Retail
•The Retail portfolio has remained resilient and well-positioned, despite pressure on consumer finances and affordability from a higher cost of living, inflationary pressures and rising interest rates. Robust risk management remains in place, with strong affordability and indebtedness controls for both new and existing lending and a prudent risk appetite approach
•The Retail lending book is concentrated in lower risk segments which are better able to withstand the cost of living challenge and higher interest rates
•In UK mortgages, new to arrears were relatively stable throughout 2023, having increased slightly at the start of the year, largely driven by legacy vintages (mortgages originated in the period 2006 to 2008). Flows to default increased during the year for the same reason with trends stabilising in the second half
•Unsecured portfolios continue to exhibit stable new to arrears and flow to default trends, broadly at, or below pre-pandemic levels
•The Group is closely monitoring the impacts of a higher cost of living on consumers to ensure it remains vigilant for any signs of deterioration. Lending strategies are under continuous review and have been proactively managed and calibrated to the latest macroeconomic outlook, with actions taken to enhance both living and housing cost assumptions in affordability assessments
•The Retail impairment charge in 2023 was £831 million and is materially lower than the charge of £1,373 million for 2022, largely due to favourable updates to the Group’s macroeconomic outlook
•All existing IFRS 9 staging rules and triggers have been maintained across Retail from the 2022 year end. Retail customer related ECL allowance as a percentage of drawn loans and advances (coverage) is stable at 0.8 per cent (31 December 2022: 0.8 per cent)
•Favourable updates to the Group’s macroeconomic outlook have reduced Stage 2 loans and advances to 12.4 per cent of the Retail portfolio (31 December 2022: 13.5 per cent), of which 92.4 per cent are up to date loans (31 December 2022: 94.0 per cent). Stage 2 ECL coverage also reduces slightly to 2.6 per cent (31 December 2022: 3.0 per cent)
•Increased flows to default within UK mortgages result in an increase in Stage 3 loans and advances to 1.4 per cent of total loans and advances (31 December 2022: 1.2 per cent). Retail Stage 3 ECL coverage decreases to 14.1 per cent (31 December 2022: 16.0 per cent) due to portfolio mix changes; notably because UK mortgages hold comparatively lower coverage in comparison to other Retail products due to security. Underlying Stage 3 loans and advances, and Stage 3 coverage for all other Retail products excluding UK mortgages remain broadly stable
UK mortgages
•The UK mortgages portfolio is well positioned with low arrears and a strong loan to value (LTV) profile. The Group has actively improved the quality of the portfolio over the years using robust affordability and credit controls, while the balances of higher risk legacy vintages have continued to reduce
•New to arrears in the UK mortgages portfolio were relatively stable throughout 2023, having increased slightly at the start of the year, largely driven by legacy vintages, where there is a high concentration of variable rate customers. The Group is proactively monitoring existing mortgage customers as they reach the end of fixed rate deals with customers’ immediate behaviour remaining stable
•Total loans and advances decreased to £307.3 billion (31 December 2022: £312.3 billion), with an increase in average LTV. The proportion of balances with a LTV greater than 90 per cent increased. The average LTV of new business remained stable
•Updated macroeconomic assumptions within the ECL model, most notably to account for more resilient house price performance than previously anticipated, resulted in a net impairment release of £51 million for 2023 compared to a charge of £295 million for 2022. Total ECL coverage remained stable at 0.4 per cent (31 December 2022: 0.4 per cent)
•Favourable macroeconomic updates also result in reductions to Stage 2 loans and advances to 12.5 per cent of the portfolio (31 December 2022: 13.4 per cent), largely from up to date loans, and Stage 2 ECL coverage falling slightly to 1.0 per cent (31 December 2022: 1.3 per cent)
•Stage 3 loans and advances increased to 1.4 per cent of the portfolio (31 December 2022: 1.1 per cent) due to increases in legacy variable rate customers triggering 90 days past due. Stage 3 ECL coverage decreased to 8.2 per cent (31 December 2022: 9.1 per cent) due to the favourable macroeconomic outlook
Credit cards
•Credit cards balances increased to £15.8 billion (31 December 2022: £15.0 billion) due to continued recovery in customer spend
•The credit card portfolio is a prime book, arrears rates are broadly similar to pre-pandemic levels with continued strong repayment rates
•Impairment charge of £457 million for 2023, is lower than the charge of £571 million in 2022 as increased arrears and default flows as a result of high inflation and cost of living pressures have not emerged as previously anticipated. Total ECL coverage remains stable at 5.1 per cent (31 December 2022: 5.1 per cent)
•Favourable updates to the macroeconomic outlook result in a reduction in Stage 2 loans and advances to 18.4 per cent of the portfolio (31 December 2022: 21.9 per cent), with Stage 2 ECL coverage broadly stable at 15.3 per cent (31 December 2022: 14.5 per cent)
•Resilient underlying arrears and default performance has also resulted in stable Stage 3 loans and advances at 1.8 per cent of the portfolio (31 December 2022: 1.9 per cent) and Stage 3 ECL coverage increased to 45.8 per cent (31 December 2022: 39.1 per cent)
Loans and overdrafts
•Loans and advances for personal current account and the personal loans portfolios reduced to £8.5 billion (31 December 2022: £10.3 billion) driven by a £2.7 billion securitisation in the loans portfolio
•Impairment charge of £251 million for 2023 is lower than the charge of £499 million for 2022 again due to favourable macroeconomic updates
•ECL coverage levels at a total level and by individual stage all remain broadly stable
UK Motor Finance
•The UK Motor Finance portfolio increased to £15.7 billion (31 December 2022: £14.6 billion), with lower new car supply versus pre-COVID being offset by used vehicle sales
•Updates to Residual Value (RV) and Voluntary Termination (VT) risk held against Personal Contract Purchase (PCP) and Hire Purchase (HP) lending are included within the impairment charge. Recent falls in used car prices have resulted in a notable increase in this item to £187 million as at 31 December 2023 (31 December 2022: £92 million)
•Updates to account for adverse used car price performance, including RV/VT risk, result in an impairment charge of £169 million for 2023 that is materially higher than a credit of £2 million for 2022, which benefited from more stable used car prices, partially driven by global supply issues following the pandemic
•ECL coverage levels at a total level and by individual stage all increased. Total ECL coverage to 2.2 per cent (31 December 2022: 1.7 per cent), Stage 2 ECL coverage to 4.5 per cent (31 December 2022: 3.4 per cent) and Stage 3 ECL to 56.3 per cent (31 December 2022: 52.6 per cent)
Other
•Other loans and advances increased slightly to £16.6 billion (31 December 2022: £14.8 billion)
•Stage 3 loans and advances remain stable at 0.9 per cent (31 December 2022: 1.1 per cent) and Stage 3 coverage at 32.6 per cent (31 December 2022: 33.1 per cent)
•There was a net impairment charge of £5 million for 2023 compared to a charge of £10 million for 2022

53	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued
Retail UK mortgages loans and advances to customers1

	At 31 Dec 2023 £m	At 31 Dec 2022 £m
Mainstream	254,416	253,283
Buy-to-let	47,549	51,529
Specialist	5,355	7,526
Total	307,320	312,338
1    Balances include the impact of HBOS-related acquisition adjustments.
Interest-only mortgages
The Group provides interest-only mortgages to owner occupier mortgage customers whereby only payments of interest are made for the term of the mortgage with the customer responsible for repaying the principal outstanding at the end of the loan term. At 31 December 2023, owner occupier interest-only balances as a proportion of total owner occupier balances had reduced to 14.4 per cent (31 December 2022: 16.4 per cent). The average indexed loan to value remained low at 36.9 per cent (31 December 2022: 35.5 per cent).
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
Analysis of owner occupier interest-only mortgages

	At 31 Dec 2023	At 31 Dec 2022
Interest-only balances (£m)	37,278	42,697
Stage 1 (%)	54.7	58.5
Stage 2 (%)	27.6	25.3
Stage 3 (%)	5.6	3.7
Purchased or originated credit-impaired (%)	12.1	12.5
Average loan to value (%)	36.9	35.5
Maturity profile (£m)
Due	1,982	1,931
Within 1 year	1,129	1,453
2 to 5 years	8,803	8,832
6 to 10 years	13,918	16,726
Greater than 10 years	11,446	13,755

Past term interest-only balances[1] (£m)	1,925	1,906
Stage 1 (%)	0.2	0.2
Stage 2 (%)	9.3	11.9
Stage 3 (%)	52.2	45.6
Purchased or originated credit-impaired (%)	38.4	42.3
Average loan to value (%)	35.2	33.2
Negative equity (%)	2.6	2.0
1    Balances where all interest-only elements have moved past term. Some may subsequently have had a term extension, so are no longer classed as due.

54	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued
Retail forbearance
The basis of disclosure for forbearance is aligned to definitions used in the European Banking Authority’s FINREP reporting. Total forbearance for the major retail portfolios has reduced by £0.4 billion to £3.9 billion. This is driven by a reduction in customers with a historical capitalisation treatment (where arrears were reset and added to the loan balance) and, following the implementation of new regulatory requirements, the removal of past term interest-only mortgages as a forbearance event where a forbearance treatment has not been granted.
The main customer treatments included are: repair, where arrears are added to the loan balance and the arrears position cancelled; instances where there are suspensions of interest and/or capital repayments; and refinance personal loans.
As a percentage of loans and advances, forbearance loans remain broadly static at 1.1 per cent at 31 December 2023 (31 December 2022: 1.2 per cent).
Retail forborne loans and advances (audited)

	Total £m	Of which Stage 2 £m	Of which Stage 3 £m	Of which POCI £m
At 31 December 2023
UK mortgages	3,269	695	1,008	1,552
Credit cards	268	89	141	–
Loans and overdrafts	275	107	108	–
UK Motor Finance	70	36	32	–
Total	3,882	927	1,289	1,552
At 31 December 2022
UK mortgages	3,655	684	951	1,995
Credit cards	260	90	125	–
Loans and overdrafts	308	125	117	–
UK Motor Finance	77	32	42	–
Total	4,300	931	1,235	1,995

55	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued
Commercial Banking
Portfolio overview
•The Commercial portfolio credit quality remains resilient overall, with a focused approach to credit underwriting and monitoring standards and proactively managing exposures to higher risk and vulnerable sectors. While some of the Group’s metrics indicate limited deterioration, especially in consumer-led sectors, these are not considered to be material
•The Group is cognisant of a number of risks and headwinds associated with a heightened inflationary and interest rate environment especially in, but not limited to, sectors reliant upon consumer discretionary spend. Risks include, but are not limited to, reduced asset valuation and refinancing risk, a reduction in market liquidity impacting credit supply and pressure on both household discretionary spending and business margins
•The Group has reduced overall exposure to cyclical sectors since 2019 and continues to closely monitor credit quality, sector and single name concentrations. Sector and credit risk appetite continue to be proactively managed to ensure clients continue to be supported in the right way and the Group is protected
•The Group continues to provide early support to its more vulnerable customers through focused risk management via its Watchlist and Business Support framework, within which volumes have increased marginally in 2023. The Group continues to balance prudent risk appetite with ensuring support for financially viable clients
Impairments
•There was a net impairment release of £483 million in 2023, compared to a net impairment charge of £471 million in 2022. This largely reflects the full repayment of debt from a single name client in the fourth quarter offset by additional charges on existing Stage 3 clients
•ECL allowances decreased in the year to £1,137 million at 31 December 2023 (31 December 2022: £1,791 million). The ECL provision at 31 December 2023 includes the capture of the impact of inflationary pressures and heightened interest rates and assumes additional losses will emerge as a result of these and other emerging risks, through the multiple economic scenarios
•Stage 2 loans and advances decreased to £7,793 million (31 December 2022: £10,432 million), largely as a result of improvements in the Group’s forward-looking modelled macroeconomic assumptions, with 92.7 per cent of Stage 2 balances up to date (31 December 2022: 94.6 per cent). Stage 2 as a proportion of total loans and advances to customers decreased to 10.6 per cent (31 December 2022: 13.7 per cent). Stage 2 ECL coverage was higher at 5.7 per cent (31 December 2022: 4.6 per cent) with the increase in coverage largely a result of the change in the forward-looking multiple economic scenarios
•Stage 3 loans and advances reduced to £2,058 million (31 December 2022: £3,348 million) and as a proportion of total loans and advances to customers, reduced to 2.8 per cent (31 December 2022: 4.4 per cent). Stage 3 ECL coverage reduced to 20.4 per cent (31 December 2022: 32.0 per cent). These reductions are largely driven by the full repayment of debt from a single name client
Commercial Banking UK Real Estate
•Commercial Banking UK Real Estate committed drawn lending stood at £9.7 billion at 31 December 2023 (net of £3.6 billion exposures subject to protection through Significant Risk Transfer (SRT) securitisations). In addition there are undrawn lending facilities of £2.8 billion to predominantly investment grade rated corporate customers
•The Group classifies Direct Real Estate as exposure which is directly supported by cash flows from property activities (as opposed to trading activities, such as hotels, care homes and housebuilders). Exposures of £6.7 billion to social housing providers are also excluded
•Despite some headwinds, including the inflationary environment and the impact of heightened interest rates, the portfolio continues to remain well-positioned and proactively managed with conservative LTVs, good levels of interest cover and appropriate risk mitigants in place
•Overall performance of the portfolio has remained resilient. The Group has seen an increase in cases in its more closely monitored Watchlist category, however this has only translated into a modest flow into Business Support. Rent collection has largely stabilised, although challenges remain in some sectors
•Lending continues to be heavily weighted towards investment real estate (c.91 per cent) rather than development. Of these investment exposures, c.90 per cent have an LTV of less than 70 per cent, with an average LTV of 46 per cent. The average interest cover ratio was 3.3 times, with 78 per cent having interest cover of above 2 times. In SME, LTV at origination has been typically limited to c.55 per cent, given prudent repayment cover criteria (including notional base rate stress)
•The portfolio is well diversified with no speculative commercial development lending (defined as property not pre-sold or pre-let at a level to fully repay the debt or generate sufficient income to meet the minimum interest cover requirements). Approximately 49 per cent of exposures relate to commercial real estate, including c.14 per cent secured by office assets, c.10 per cent by retail assets and c.12 per cent by industrial assets. Approximately 49 per cent of the portfolio relates to residential
•Recognising this is a cyclical sector, total (gross and net) and asset type quantum caps are in place to control origination and exposure, including several asset type categories. Focus remains on the UK market and new business has been written in line with a prudent risk appetite criteria including conservative LTVs, strong quality of income and proven management teams. Development lending criteria also includes maximum loan to gross development value and maximum loan to cost, with funding typically only released against completed work, as confirmed by the Group’s monitoring quantity surveyor
•Use of SRT securitisations also acts as a risk mitigant in this portfolio, with run-off of these carefully managed and sequenced

56	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued
LTV – UK Real Estate

	At 31 December 2023[1,2]				At 31 December 2022[1,2]
	Stage 1 and 2 £m	Stage 3 £m	Total £m	Total %	Stage 1 and 2 £m	Stage 3 £m	Total £m	Total %
Investment exposures
Less than 60 per cent	6,043	39	6,082	77.8	7,721	47	7,768	91.0
60 per cent to 70 per cent	955	9	964	12.3	452	9	461	5.4
70 per cent to 80 per cent	175	13	188	2.4	58	–	58	0.7
80 per cent to 100 per cent	96	45	141	1.8	17	13	30	0.4
100 per cent to 120 per cent	19	64	83	1.1	8	23	31	0.4
120 per cent to 140 per cent	11	38	49	0.6	1	–	1	–
Greater than 140 per cent	20	20	40	0.5	13	54	67	0.8
Unsecured[3]	269	–	269	3.4	115	–	115	1.3
Subtotal	7,588	228	7,816	100.0	8,385	146	8,531	100.0
Other[4]	369	19	388		346	13	359
Total investment	7,957	247	8,204		8,731	159	8,890
Development	776	71	847		900	7	907
UK Government Supported Lending[5]	158	3	161		278	5	283
Total	8,891	321	9,212		9,909	171	10,080
1Excludes Commercial Banking UK Real Estate exposures subject to protection through Significant Risk Transfer transactions.
2Excludes £0.5 billion in Business Banking (31 December 2022: £0.6 billion).
3Predominantly Investment grade corporate CRE lending where the Group is relying on the corporate covenant.
4Mainly lower value transactions where LTV not recorded on Commercial Banking UK Real Estate monitoring system.
5Bounce Back Loan Scheme (BBLS) and Coronavirus Business Interruption Loan Scheme (CBILS) lending to real estate clients, where government guarantees are in place at 100 per cent and 80 per cent, respectively.
Commercial Banking forbearance
Commercial Banking forborne loans and advances (audited)

	At 31 December 2023		At 31 December 2022
	Total £m	Of which Stage 3 £m	Total £m	Of which Stage 3 £m
Type of forbearance
Refinancing	40	40	13	11
Modification	2,339	1,896	3,460	2,884
Total	2,379	1,936	3,473	2,895

57	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued
Loan portfolio
Summary of loan loss experience

IFRS	2023 £m	2022 £m	2021 £m
Gross loans and advances to banks and customers and reverse repurchase agreements	478,384	487,733	488,819
Allowance for impairment losses	3,699	4,484	3,804
Ratio of allowance for credit losses to total lending (%)	0.8	0.9	0.8

	Advances written off, net of recoveries			As a percentage of average lending
IFRS	2023 £m	2022 £m	2021 £m	2023%	2022%	2021%
Loans and advances to banks	–	–	–	–	–	–
Loans and advances to customers:
Financial, business and other services	(45)	(18)	(41)	0.2	0.1	0.2
Manufacturing	(9)	(10)	(2)	0.2	0.3	0.1
Mortgages	(100)	(17)	(55)	–	–	–
Other personal lending	(681)	(570)	(626)	2.6	2.3	2.5
Property companies and construction	(54)	(49)	(124)	0.2	0.2	0.4
Transport, distribution and hotels	(45)	(28)	(32)	0.4	0.2	0.2
Other	(179)	(67)	(55)	0.6	0.2	0.2
	(1,113)	(759)	(935)	0.3	0.2	0.2
Reverse repurchase agreements	–	–	–	–	–	–
Total net advances written off	(1,113)	(759)	(935)	0.2	0.2	0.2

	Allowance for expected credit losses			As a percentage of closing lending
IFRS	2023 £m	2022 £m	2021 £m	2023%	2022%	2021%
Loans and advances to banks	6	9	–	0.1	0.1	–
Loans and advances to customers:
Financial, business and other services	186	180	144	0.9	0.8	0.2
Manufacturing	69	54	53	1.8	1.6	1.5
Mortgages	1,148	1,252	1,099	0.4	0.4	0.3
Other personal lending	1,194	1,305	967	4.7	5.0	3.9
Property companies and construction	457	370	352	1.9	1.5	1.3
Transport, distribution and hotels	154	939	798	1.5	7.2	6.0
Other	485	375	391	1.6	1.3	1.4
	3,693	4,475	3,804	0.8	1.0	0.8
Reverse repurchase agreements	–	–	–	–	–	–
At 31 December	3,699	4,484	3,804	0.8	0.9	0.8

58	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued
Data risk
Definition
Data risk is defined as the risk of the Group failing to effectively govern, manage and protect its data throughout its lifecycle, including data processed by third parties, or failure to drive value from data; leading to unethical decision making, poor customer outcomes, loss of value to the Group and mistrust.
Exposures
Data risk is present in all aspects of the business where data is processed, both within the Group and by third parties including colleague and contractor, and prospective and existing customers. Data risk manifests:
•When data policies, standards and governance are not adhered to
•When data is processed and fails to meet compliance requirements, for example the General Data Protection Regulations (GDPR) and other data regulatory obligations
•When data-related issues such as quality are not identified, assessed and managed appropriately
•When data is not created, retained, protected, destroyed or retrieved appropriately
Measurement
Data risk covers data governance, data management and data privacy and ethics and is measured through a series of quantitative and qualitative metrics.
Mitigation
The Group continues to invest to reduce data risk exposure to within appetite. Examples include:
•Delivering a data strategy
•Enhancing data quality and capability
•Embedding data by design and ethics
Monitoring
The Group continues to monitor and respond to data-related regulatory initiatives, such as the new Digital Protection and Digital Information Bill expected in 2024, and other legal regimes, for example, the European Commission’s Artificial Intelligence Act.
Data risk is governed through Group and sub-group committees. Significant issues are escalated to Group Risk Committee, in accordance with the Lloyds Banking Group’s enterprise risk management framework, and RCSA frameworks.
A number of activities support the close monitoring of data risk including:
•Design and monitoring of data risk appetite metrics, including key risk and performance indicators
•Monitoring of significant data-related issues, complaints, events and breaches in accordance with Group Operational Risk and Data policies
•Identification and mitigation of data risk when planning and implementing transformation or business change

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

59	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued
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
The Group carries out internal stress testing of its liquidity and potential cash flow mismatch position over both short (up to one month) and longer-term horizons against a range of scenarios forming an important part of the internal risk appetite. The scenarios and assumptions are reviewed at least annually to ensure that they continue to be relevant to the nature of the business, including reflecting emerging horizon risks to the Group. For further information on the Group’s 2023 liquidity stress testing results refer to page 63.
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

Funding and liquidity management in 2023
The Group’s liquid assets continue to exceed the regulatory minimum and internal risk appetite, with a liquidity coverage ratio (LCR) of 133 per cent (based on a monthly rolling average over the previous 12 months) as at 31 December 2023.
Overall, wholesale funding totalled £70.4 billion as at 31 December 2023 (31 December 2022: £69.0 billion). The total outstanding amount of drawings from the Term Funding Scheme with additional incentives for SMEs (TFSME) has remained stable at £30.0 billion at 31 December 2023 (31 December 2022: £30.0 billion), with maturities in 2025, 2027 and beyond.
The Group’s credit ratings continue to reflect the strength of its business model and balance sheet. The rating agencies continue to monitor the impact of economic conditions and elevated rates for the UK banking sector. The strength of the Group’s management and franchise, along with its robust financial performance, capital and funding position, are reflected in the Group’s strong ratings.

60	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued
Lloyds Bank Group funding requirements and sources

	At 31 Dec 2023 £bn	At 31 Dec 2022 £bn
Lloyds Bank Group funding position
Cash and balances at central banks	57.9	72.0
Loans and advances to banks	8.8	8.4
Loans and advances to customers	433.1	435.6
Reverse repurchase agreements – non-trading	32.8	39.3
Debt securities at amortised cost	12.5	7.3
Financial assets at fair value through other comprehensive income	27.3	22.8
Other assets[1]	33.0	31.5
Total Lloyds Bank Group assets	605.4	616.9
Less other liabilities[1]	(12.6)	(11.7)
Funding requirements	592.8	605.2

Wholesale funding[2]	70.4	69.0
Customer deposits	442.0	446.2
Repurchase agreements – non-trading	7.7	18.6
Term Funding Scheme with additional incentives for SMEs (TFSME)	30.0	30.0
Deposits from fellow Lloyds Banking Group undertakings	2.3	2.3
Total equity	40.4	39.1
Funding sources	592.8	605.2
1    Other assets and other liabilities primarily include the fair value of derivative assets and liabilities.
2    The Group’s definition of wholesale funding aligns with that used by other international market participants; including bank deposits, debt securities in issue and subordinated liabilities. Excludes balances relating to margins of £0.6 billion (31 December 2022: £0.7 billion).

Reconciliation of Lloyds Bank Group funding to the balance sheet (audited)

	Included in funding analysis £bn	Cash collateral received[1] £bn	Fair value and other accounting methods[2] £bn	Balance sheet £bn
At 31 December 2023
Deposits from banks	2.8	0.6	0.2	3.6
Debt securities in issue at amortised cost	59.3	–	(6.9)	52.4
Subordinated liabilities	8.3	–	(1.4)	6.9
Total wholesale funding	70.4	0.6
Customer deposits	442.0	–	–	442.0
Total	512.4	0.6
At 31 December 2022
Deposits from banks	4.0	0.7	–	4.7
Debt securities in issue at amortised cost	56.8	–	(7.7)	49.1
Subordinated liabilities	8.2	–	(1.6)	6.6
Total wholesale funding	69.0	0.7
Customer deposits	446.2	–	–	446.2
Total	515.2	0.7
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

61	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued
Analysis of 2023 total wholesale funding by residual maturity

	Up to 1 month £bn	1 to 3 months £bn	3 to 6 months £bn	6 to 9 months £bn	9 to 12 months £bn	1 to 2 years £bn	2 to 5 years £bn	Over five years £bn	Total at 31 Dec 2023 £bn	Total at 31 Dec 2022 £bn
Deposits from banks	1.7	0.9	0.1	–	0.1	–	–	–	2.8	4.0
Debt securities in issue:
Certificates of deposit	0.1	1.0	1.3	0.5	0.2	–	–	–	3.1	1.6
Commercial paper	1.2	4.1	1.7	1.3	0.1	–	–	–	8.4	9.0
Medium-term notes	0.1	–	3.0	1.6	1.9	5.8	7.2	9.9	29.5	29.1
Covered bonds	–	1.1	1.1	–	0.5	2.2	7.0	2.2	14.1	14.2
Securitisation	–	–	–	0.1	–	0.1	3.4	0.6	4.2	2.9
	1.4	6.2	7.1	3.5	2.7	8.1	17.6	12.7	59.3	56.8
Subordinated liabilities	–	–	–	–	–	0.9	2.8	4.6	8.3	8.2
Total wholesale funding[1]	3.1	7.1	7.2	3.5	2.8	9.0	20.4	17.3	70.4	69.0
1    The Group’s definition of wholesale funding aligns with that used by other international market participants; including bank deposits, debt securities in issue and subordinated liabilities. Excludes balances relating to margins of £0.6 billion (31 December 2022: £0.7 billion).
Total wholesale funding by currency (audited)

	Sterling £bn	US Dollar £bn	Euro £bn	Other currencies £bn	Total £bn
At 31 December 2023	19.8	25.7	17.8	7.1	70.4
At 31 December 2022	17.0	28.0	18.1	5.9	69.0
Analysis of 2023 term issuance (audited)

	Sterling £bn	US Dollar £bn	Euro £bn	Other currencies £bn	Total £bn
Securitisation[1]	2.1	–	–	–	2.1
Covered bonds	2.2	–	0.9	0.4	3.5
Senior unsecured notes	–	3.2	1.9	1.3	6.4
Subordinated liabilities	–	–	–	0.7	0.7
Additional tier 1	0.8	–	–	–	0.8
Total issuance	5.1	3.2	2.8	2.4	13.5
1Includes significant risk transfer securitisations.

62	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued
Liquidity portfolio
At 31 December 2023, the Group had £108.7 billion of highly liquid unencumbered LCR eligible assets, based on a monthly rolling average over the previous 12 months post any liquidity haircuts (31 December 2022: £120.8 billion), of which £104.4 billion is LCR level 1 eligible (31 December 2022: £117.0 billion) and £4.3 billion is LCR level 2 eligible (31 December 2022: £3.8 billion). These assets are available to meet cash and collateral outflows and regulatory requirements.
LCR eligible assets

	Average
	2023[1] £bn	2022[1] £bn
Cash and central bank reserves	63.3	66.0
High quality government/MDB/agency bonds[2]	38.4	48.9
High quality covered bonds	2.7	2.1
Level 1	104.4	117.0
Level 2[3]	4.3	3.8
Total LCR eligible assets	108.7	120.8
1Based on 12 months rolling average to 31 December. Eligible assets are calculated as an average of month-end observations over the previous 12 months post any liquidity haircuts.
2Designated multilateral development banks (MDB).
3Includes Level 2A and Level 2B.
LCR eligible assets by currency

	Sterling £bn	US Dollar £bn	Euro £bn	Other currencies £bn	Total £bn
At 31 December 2023
Level 1	76.1	8.9	19.4	–	104.4
Level 2	1.7	1.9	0.5	0.2	4.3
Total[1]	77.8	10.8	19.9	0.2	108.7
At 31 December 2022
Level 1	91.4	8.4	17.1	0.1	117.0
Level 2	0.9	1.4	0.4	1.1	3.8
Total[1]	92.3	9.8	17.5	1.2	120.8
1Based on 12 months rolling average to 31 December. Eligible assets are calculated as an average of month-end observations over the previous 12 months post any liquidity haircuts.
The Group also has a significant amount of non-LCR eligible liquid assets which are eligible for use in a range of central bank or similar facilities. Future use of such facilities will be based on prudent liquidity management and economic considerations, having regard to external market conditions.
Stress testing results
Internal liquidity stress testing results at 31 December 2023 (calculated as an average of month end observations over the previous 12 months) showed that the Group had liquidity resources representing 127 per cent of modelled outflows under the Group’s most severe liquidity stress scenario (31 December 2022: 141 per cent). The decrease in ratio is explained primarily by an increase in modelled stress outflows.
This scenario includes a two notch downgrade of the Group’s current long-term debt rating and accompanying one notch short-term downgrade implemented instantaneously by all major rating agencies.

63	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued
Market risk
Definition
Market risk is defined as the risk that the Group’s capital or earnings profile is adversely affected by changes in market rates or prices, including, but not limited to, interest rates, foreign exchange and credit spreads.
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
The Group risk appetite is cascaded first to the Group Asset and Liability Committee (GALCO), chaired by the Chief Financial Officer, where risk appetite is approved and monitored by risk type, and then to the Group Market Risk Committee (GMRC) where risk appetite is sub-allocated by business unit. These metrics are reviewed regularly by senior management to inform effective decision making.
Mitigation
GALCO is responsible for approving and monitoring market risk management techniques, market risk measures, behavioural assumptions, and the market risk policy. Various mitigation activities are assessed and undertaken across the Group to manage portfolios and seek to ensure they remain within approved limits. The mitigation actions will vary dependent on exposure but will, in general, look to reduce risk in a cost effective manner by offsetting balance sheet exposures and externalising to the financial markets dependent on market liquidity. The market risk policy is owned by Group Corporate Treasury (GCT) and refreshed annually. The policy is underpinned by supplementary market risk procedures, which define specific market risk management and oversight requirements.
Monitoring
GALCO and GMRC regularly review high level market risk exposures as part of the wider risk management framework. They also make recommendations to the Board concerning overall market risk appetite and market risk policy. Exposures at lower levels of delegation are monitored at various intervals according to their volatility, from daily in the case of trading portfolios to monthly or quarterly in the case of less volatile portfolios. Levels of exposures compared to approved limits and triggers are monitored by Risk and appropriate escalation procedures are in place.
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
Basis risk arises from the potential changes in spreads between indices, for example where the bank lends with reference to a central bank rate but funds with reference to a market rate, for example, SONIA, and the spread between these two rates widens or tightens.
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
Foreign exchange risk
Economic foreign exchange exposure arises from the Group’s investment in its overseas operations (net investment exposures are disclosed in note 38 on page F-81). In addition, the Group incurs foreign exchange risk through non-functional currency flows from services provided by customer-facing divisions, the Group’s debt and capital management programmes and is exposed to volatility in its CET1 ratio, due to the impact of changes in foreign exchange rates on the retranslation of non-Sterling-denominated risk-weighted assets.
Equity risk
Equity risk arises primarily from exposure to the Lloyds Banking Group share price through deferred shares and deferred options granted to employees as part of their benefits package.
Credit spread risk
Credit spread risk arises largely from: (i) the liquid asset portfolio held in the management of Group liquidity, comprising government, supranational and other eligible assets; (ii) the Credit Valuation Adjustment (CVA) and Debit Valuation Adjustment (DVA) sensitivity to credit spreads; (iii) a number of the Group’s structured medium-term notes where the Group has elected to fair value the notes through the profit and loss account; and (iv) banking book assets in Commercial Banking held at fair value under IFRS 9.
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

64	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued
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
A full behavioural review is performed annually, or in response to changing market conditions, to ensure the assumptions remain appropriate and the model itself is subject to annual re-validation, as required under Lloyds Banking Group’s model governance policy. The key behavioural assumptions are:
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
Lloyds Bank Group Banking activities: market value sensitivity (audited)

	2023				2022
	Up 25bps £m	Down 25bps £m	Up 100bps £m	Down 100bps £m	Up 25bps £m	Down 25bps £m	Up 100bps £m	Down 100bps £m
Sterling	7.2	(7.6)	26.9	(33.2)	0.4	(1.1)	(2.2)	(9.1)
US Dollar	(1.3)	1.3	(5.0)	5.6	(0.1)	0.2	(0.3)	0.9
Euro	(2.6)	0.6	(9.9)	2.4	(2.0)	–	(7.6)	0.1
Other	(0.2)	0.2	(0.9)	0.9	–	–	(0.1)	0.1
Total	3.1	(5.5)	11.1	(24.3)	(1.7)	(0.9)	(10.2)	(8.0)
This is a risk-based disclosure and the amounts shown would be amortised in the income statement over the duration of the portfolio.
The market value sensitivity has increased year-on-year as a result of small differences in the hedging profile of fixed mortgages.
The table below shows supplementary value sensitivity to a steepening and flattening (c.100 basis points around the three-year point) in the yield curve. This ensures there are no unintended consequences to managing risk to parallel shifts in rates.
Lloyds Bank Group Banking activities: market value sensitivity to a steepening and flattening of the yield curve (audited)

	2023		2022
	Steepener £m	Flattener £m	Steepener £m	Flattener £m
Sterling	19.7	(23.6)	67.8	(78.2)
US Dollar	(3.8)	3.9	(7.6)	7.8
Euro	(4.1)	(0.9)	(7.7)	2.9
Other	0.5	(0.5)	0.1	(0.1)
Total	12.3	(21.1)	52.6	(67.6)
The table below shows the banking book net interest income sensitivity on a one to three year forward-looking basis to an instantaneous parallel up 25, down 25, up 50 and down 50 basis points change to all interest rates.
Lloyds Bank Group Banking activities: three year net interest income sensitivity (audited)

	2023			2022
	Year 1 £m	Year 2 £m	Year 3 £m	Year 1 £m	Year 2 £m	Year 3 £m
Up 50bps	252	403	577	287	505	724
Up 25 bps	126	202	288	143	252	361
Down 25bps	(155)	(198)	(283)	(174)	(253)	(361)
Down 50bps	(309)	(395)	(565)	(348)	(505)	(721)

65	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued
Year 1 net interest income sensitivity, to both up and down shocks, has decreased slightly year-on-year mostly as a result of changing customer deposit behaviour and structural hedge activity.
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
•Illustrative 50 per cent pass-through on deposits and 100 per cent pass-through on assets, which could be different in practice
Basis risk, foreign exchange, equity and credit spread risks are measured primarily through scenario analysis by assessing the impact on profit before tax over a 12-month horizon arising from a change in market rates, and reported within the Board risk appetite on a monthly basis. Supplementary measures such as sensitivity and exposure limits are applied where they provide greater insight into risk positions. Frequency of reporting supplementary measures varies from daily to quarterly appropriate to each risk type.
Mitigation
The Group’s policy is to optimise reward while managing its market risk exposures within the risk appetite defined by the Board. Lloyds Banking Group’s market risk policy and procedures outlines the hedging process, and the centralisation of risk from divisions into Group Corporate Treasury (GCT), for example via the transfer pricing framework. GCT is responsible for managing the centralised risk and does this through natural offsets of matching assets and liabilities, and appropriate hedging activity of the residual exposures, subject to the authorisation and mandate of GALCO within the Board risk appetite. The hedges are externalised to the market by derivative desks within GCT and the Commercial Bank. The Group mitigates income statement volatility through hedge accounting. This reduces the accounting volatility arising from the Group’s economic hedging activities and any hedge accounting ineffectiveness is continuously monitored.
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
While the Group faces uncertainty in customer behaviour due to a higher rate environment, its exposure to increased pipeline and prepayment risks are managed through hedging in line with expected customer behaviour. These are appropriately monitored and controlled through divisional Asset and Liability Committees (ALCOs).
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
For further information on defined benefit pension scheme assets and liabilities please refer to note 11 on page F-28.
Measurement
The Group’s management of the schemes’ assets is the responsibility of the Trustees of the schemes who are responsible for setting the investment strategy and for agreeing funding requirements with the Group. The Group will be liable for meeting any funding deficit that may arise. As part of the triennial valuation process, the Group will agree with the Trustees a funding strategy to eliminate the deficit over an appropriate period.
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

66	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued
Trading portfolios
Exposures
The Group’s trading activity is small relative to its peers. The Group’s trading activity is undertaken primarily to meet the financial requirements of commercial and retail customers for foreign exchange and interest rate products. These activities support customer flow and market making activities.
All trading activities are performed within the Commercial Banking division. While the trading positions taken are generally small, any extreme moves in the main risk factors and other related risk factors could cause significant losses in the trading book depending on the positions at the time. The average 95 per cent 1-day trading VaR (Value at Risk; diversified across risk factors) was £0.07 million for 31 December 2023 compared to £0.06 million for 31 December 2022.
Trading market risk measures are applied to all of the Group’s regulatory trading books and they include daily VaR, sensitivity-based measures, and stress testing calculations.
Measurement
The Group internally uses VaR as the primary risk measure for all trading book positions.
The risk of loss measured by the VaR model is the loss in earnings which is not expected to be exceeded with 95 per cent confidence. The total and average trading VaR numbers reported below have been obtained after the application of the diversification benefits across the five risk types. The maximum and minimum VaR reported for each risk category did not necessarily occur on the same day as the maximum and minimum VaR reported at Group level.
The Group’s closing VaR, allowing for diversification, on 31 December 2023 across interest rate risk, foreign exchange risk, equity risk, credit spread risk and inflation risk was less than £0.05 million. During the year ended 31 December 2023, the Group’s minimum diversified VaR was less than £0.04 million, its average VaR was £0.07 million and maximum VaR was £0.12 million.
For the year ended 31 December 2023, excluding the effects of diversification, the maximum total VaR for all of the above risks was £0.13 million, the average total VaR was £0.08 million and minimum VaR was less than £0.04 million. The closing VaR on 31 December 2023, excluding the effects of diversification, was less than £0.05 million.
For the year ended 31 December 2023, the average interest rate risk VaR was £0.07 million, the maximum interest rate risk VaR was £0.12 million and the minimum interest rate risk VaR was less than £0.04 million. The minimum, maximum and average VaR for all other risk types was less than £0.04 million. As at 31 December 2023, the closing VaR for all risk types was less than £0.05 million.
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
Monitoring
Trading risk is monitored daily against 1-day 95 per cent VaR and stress testing limits. These limits are complemented with position level action triggers and profit and loss referrals. Risk and position limits are set and managed at both desk and overall trading book levels. They are reviewed at least annually and can be changed as required within the overall Group risk appetite framework.

67	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued
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
Model risk remained elevated in 2023, following the pandemic related government-led support schemes weakening the relationships between model inputs and outputs in 2022. The economy has steadied somewhat compared to 2022, now being more typical of the environment used to build the models, reducing need for judgemental overlays to account for this, but many of the effects of the pandemic and other stresses to the economy are still working their way through.
The control environment for model risk continues to be strengthened to meet revised internal and regulatory requirements. In addition, in common with the rest of the industry, changes required to capital models following new regulations have created a temporary increase in the risk relating to these models during the period of transition. Further information on capital impacts are detailed in the capital risk section on pages 34 to 38.

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
This provides the basis for Lloyds Banking Group’s model governance policy, which defines the mandatory requirements for models across Lloyds Bank Group, including:
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

68	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued
Operational risk
Definition
Operational risk is defined as the risk of loss from inadequate or failed internal processes, people and systems, or from external events.
Exposures
The principal operational risks to the Group which could result in customer detriment, unfair customer outcomes, financial loss, disruption and/or reputational damage include:
•IT systems: including cyber-attacks, or the failure of IT systems due to volume of change and/or aged infrastructure
•Fraud: including intentional acts of deception or omission by external or internal parties
•Financial crime: including failures relating to anti-money laundering, anti-bribery, counter-terrorist financing and financial sanctions and prohibitions laws and regulations
•Security: including the confidentiality, integrity and/or availability of the Group’s assets (such as physical, data and information) being compromised
•Business process: including failed transaction processing or process management
A number of these risks could increase where there is a reliance on third party suppliers to provide services to the Group or its customers.
Measurement
Operational risk is managed across the Group through an operational risk framework and policies. This framework includes a risk and control self-assessment process, risk impact likelihood matrix, risk and control indicators, risk appetite setting, a robust operational loss event management and escalation process, and a scenario analysis and operational loss forecasting process. This is supplemented by Group level and local management information and reporting across a suite of governed metrics.
The operational risk events by risk category table below shows high level loss and event trends for the Group using Basel II categories. Based on data captured on the Group’s RCSA, in 2023 the highest frequency of events occurred in external fraud with 91.08 per cent of the total volume. Clients, products and business practices accounted for 52.54 per cent of losses by value.
Operational risk losses and scenario analysis is used to inform the Internal Capital Adequacy Assessment Process (ICAAP). The Group calculates its minimum (Pillar I) operational risk capital requirements using The Standardised Approach (TSA). Pillar II is calculated using internal and external loss data and extreme but plausible scenarios that may occur in the next 12 months.
Mitigation
The Group continues to focus on risk management requirements and developing the processes, systems and people skills and capabilities needed to mitigate risks. Risks, including IT systems and security-related risks, are reported and discussed at local governance forums and escalated to executive management and the Board as appropriate to ensure the correct level of visibility and engagement. The Group employs a range of risk management strategies, including: avoidance, mitigation, transfer (including insurance) and acceptance within appetite or tolerance. Where there is a reliance on third party suppliers to provide services, including the areas of IT systems and information security, Lloyds Banking Group’s sourcing policy ensures that outsourcing initiatives follow a defined process including due diligence, risk evaluation and ongoing assurance.
The Board has overall oversight responsibility for the Group’s IT systems and information security risk management and delegates this oversight to the Group Risk Committee (GRC). GRC is responsible for ensuring that management has processes in place designed to identify and evaluate IT systems and information security risks that the Group is exposed to and implementing processes and programmes to manage these risks and mitigate related incidents within appetite. GRC also reports material IT systems and information security risks to the Board via the Board Risk Committee. Management is responsible for identifying, considering and assessing material IT systems and information security risks on an ongoing basis, establishing processes to ensure that such potential risk exposures are monitored, putting in place appropriate mitigation measures and maintaining control improvement programmes.
The Group classifies the potential IT systems and information security risk of its suppliers based on the nature and criticality of the information accessed or processed. These assessments are completed at initial service onboarding and periodically throughout the supplier lifecycle. These assessments drive the level of ongoing supplier governance, assurance and monitoring. The Group provides training and other resources to its suppliers to support IT systems and information security resiliency in its supply chain. The Group also requires its suppliers to comply with its standard information security terms and conditions as a condition of doing business with it. Suppliers are required to provide management information to review and assess any potential information security related risks depending on the nature of the services being provided.
Operational risk events by risk category (losses greater than or equal to £10,000)1

	% of total volume		% of total losses
	2023	2022	2023	2022
Business disruption and system failures	0.31	0.37	0.60	0.42
Clients, products and business practices	1.24	4.95	52.54	73.68
Damage to physical assets	0.07	0.15	0.09	0.03
Employee practices and workplace safety	0.31	0.49	0.43	0.09
Execution, delivery and process management	6.75	9.03	21.54	15.09
External fraud	91.08	84.75	24.77	10.64
Internal fraud	0.24	0.26	0.03	0.05
Total	100.00	100.00	100.00	100.00
1    Excludes losses related to PPI and provisions; the latter are outlined in note 26 to the consolidated financial statements. 2022 breakdowns have been restated due to the nature of the risk events which can evolve over time, such as the lag in operational losses.

69	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued
Mitigating actions to the principal operational risks include the following:
•The Group has set out key controls, aligned to the Group’s risk appetite, via its policies, procedures and enterprise risk management framework, ensuring businesses assess the potential impacts of activity on customers, markets, colleagues and business risk profiles
•The Group adopts a risk-based approach to mitigate the internal and external fraud risks it faces, reflecting the current and emerging fraud risks within the market. Fraud risk appetite metrics holistically cover the impacts of fraud in terms of losses to the Group, costs of fraud systems and operations, and customer experience of actual and attempted fraud. Oversight of the appropriateness and performance of these metrics is undertaken regularly through business area and Group-level committees. This approach drives a continual programme of prioritised enhancements to the Group’s technology and process and people-related controls; with an emphasis on preventative controls supported by real time detective controls wherever feasible. Group-wide policies and operational control frameworks are maintained and designed to provide customer confidence, protect the Group’s commercial interests and reputation, comply with legal requirements and meet regulatory requirements. The Group’s fraud awareness programme remains a key component of its fraud control environment, and awareness of fraud risk is supported by mandatory training for all colleagues. This is further strengthened by material annual investment into both technology and the personal development needs of colleagues. The Group also plays an active role with other financial institutions, industry bodies and law enforcement agencies in identifying and combatting fraud
•The Group adopts a risk-based approach to mitigate cyber threats it faces. The effective operation of the Group’s estate is supported by an IT and Cyber Security Governance framework, guided by a threat-based strategy which underpins investment decisions. The ongoing protection of the estate and confidentiality of material information is ensured through adherence to the Lloyds Banking Group Security Policy which has been aligned to industry good practice including the NIST Cyber Security Framework; and material laws and regulations. The Group’s IT systems and information security risk management processes, which includes assessment, documentation and treatment have been integrated into its overall enterprise risk management framework. The Group engages a specialist third party consultancy on a periodic basis, to assess the maturity of its cyber security programme, in assessing, identifying and managing material risks from cybersecurity threats. During the handling of an incident, the Cyber Security team will continuously monitor and assess the impact to the Group. Thresholds have been set that, once triggered, will bring the information security risk owning business representatives, legal and compliance teams together as a subcommittee. The subcommittee will own the invocation of crisis management, Board notification and the drafting of any regulatory notifications. In the event of a major information security incident, including those with a material impact on the Group, the Chief Security Officer (CSO) maintains engagement with the executive, supported by the Group incident management teams
•The Group has adopted policies and procedures designed to detect and prevent the use of its banking network for money laundering, terrorist financing, bribery, tax evasion, human trafficking, modern-day slavery and wildlife trafficking, and activities prohibited by legal and regulatory sanctions. Against a background of complex and detailed laws and regulations, and of continued criminal and terrorist activity, the Group regularly reviews and assesses its policies, procedures and organisational arrangements to keep them current, effective and consistent across markets and jurisdictions
•The Group requires mandatory training on these topics for all employees. Specifically, the anti-money laundering procedures include ‘know-your-customer’ requirements, transaction monitoring technologies, reporting of suspicions of money laundering or terrorist financing to the applicable regulatory authorities, and interaction between the Group’s Integrated Intelligence and Investigations team and external agencies and other financial institutions. The Group economic crime prevention policy prohibits the payment, offer, acceptance or request of a bribe, including ‘facilitation payments’ by any employee or agent and provides a confidential reporting service for anonymous reporting of suspected or actual bribery activity. The Group economic crime prevention policy also sets out a framework of controls for compliance with legal and regulatory sanctions
•In addition to its efforts internally, the Group also contributes to economic crime prevention by supporting and championing industry-level activity, including:
–Representing large retail banks at the National Economic Crime Centre (NECC) led Public Private Operating Board (PPOB); co-chairing the Public Private Threat Group leading the UK’s response to money laundering; chairing the Joint Money Laundering Intelligence Taskforce (JMLIT) senior management team and providing expert resource to the NECC’s operational threat cells
–Collaborating with peer bank to take forward the second phase of data fusion (large-scale information sharing and analysis) with the National Crime Agency (NCA)
–Holding bilateral discussions with the Home Office on using suspected criminal funds to fund economic crime initiatives, in advance of the provisions being included in the Criminal Justice Bill
–In conjunction with UK Finance and peer banks, developing a pilot to use the newly acquired information sharing provisions contained within the Economic Crime and Corporate Transparency Act
–Being an active member of UK Finance where the Group has representation on every economic crime committee and panel. This includes attending the Sanctions and Fraud Committees, which are the industries’ primary forums for considering and responding to issues of mutual interest
–Helping fund the Dedicated Card and Payment Crime Unit to investigate fraud cases, target and where appropriate arrest and gain prosecution of offenders
–Being a member of Cifas, the largest cross-sector fraud sharing organisation, where the Group shares and receives internal and first party fraud data to detect, deter and prevent criminals exploiting our banking facilities
–Engagement with Europol and International Law Enforcement to share fraud and financial crime intelligence
–In partnership with the City of London Police, a pilot scheme was launched to use the proceeds of crime to fund fraud-fighting and victim support programmes: Cyber Detectives: a primary school education programme on fraud and cyber protection and Crooks on Campus: a fraud education programme on money mules which brings to life the reality of organised financial crime for university students
–The Group is an active supporter of Stop Scams UK. Working in partnership with other banks, telecoms and technology companies, the telephone hotline number - 159 - has been rolled out across the UK with excellent results
Operational resilience risk on pages 71 to 72, provides further information on the mitigating actions for cyber and IT resilience.

70	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued
Monitoring
Monitoring and reporting of operational risk is undertaken at Board, Group, legal entity and business unit and functional committees. Each committee monitors key risks, control effectiveness, indicators, events, operational losses, risk appetite metrics and the results of independent testing conducted by Risk division and/or Group Internal Audit. Additionally, the Group’s IT and information security processes are validated and audited by internal experts within the Risk function and Group Internal Audit.
The Group maintains a formal approach to operational risk event escalation, whereby events are identified, captured and escalated, where appropriate based on materiality. Root causes of events are determined, and action plans put in place to ensure an optimum level of control to keep customers and the business safe, reduce costs, and improve efficiency.
The insurance policies are monitored and reviewed regularly, with recommendations being made to the Group’s senior management annually prior to each renewal. Insurers are monitored on an ongoing basis, to ensure counterparty risk is minimised. A process is in place to manage any insurer rating changes or insolvencies.
Operational resilience risk
Definition
Operational resilience risk is defined as the risk that the Group fails to design resilience into business operations including those that are outsourced, underlying infrastructure and controls (people, property, process, technology) so that it is able to withstand external or internal events which could impact the continuation of operations, and fails to respond in a way which meets customer and stakeholder expectations and needs when the continuity of operations is compromised.
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
Measurement
Operational resilience risk is managed across the Group through Lloyds Banking Group’s enterprise risk management framework and operational risk policy and associated standards. Board risk appetite metrics for operational resilience are in place and are well understood. These specific measures are subject to ongoing monitoring and reporting, including a mandatory review of metrics and thresholds on at least an annual basis. To strengthen the management of operational resilience risk, the Group mobilised an operational resilience enhancement programme which is designed to focus on end-to-end resilience and the management of key risks to important processes.
Mitigation
The Group has increased its focus on operational resilience and has updated its operational resilience strategy to reflect changing priorities of both customers and regulators. Furthermore, the Group is in the process of responding to the publication of regulatory policy statements. Focus has been given to ensure compliance, and existing frameworks have been adapted to consider important business services and impact tolerances. At the core of its approach to operational resilience are the Group’s important business services and critical business processes which drive activity, including scenario testing to identify and drive remediation of vulnerabilities that could impact delivery of an important business service. The Group continues to maintain and develop playbooks that guide its response to a range of interruptions from internal and external threats and tests these through scenario-based testing and exercising.
Lloyds Banking Group’s strategy considers the evolving risk management requirements, adapting the change delivery model to be more agile and develop the people skills and capabilities needed. The Group continues to review and invest in its control environment to ensure it addresses the risks it faces. Risks are reported and discussed at local governance forums and escalated to executive management and the Board as appropriate. The Group employs a range of risk management strategies, including: avoidance, mitigation, transfer (including insurance) and acceptance. Where there is a reliance on third party suppliers to provide services, Lloyds Banking Group’s sourcing policy ensures that outsourcing initiatives follow a defined process including due diligence, risk evaluation and ongoing assurance.
Mitigating actions to the principal operational resilience risk are:
Cyber: Whilst the Group did not identify any cyber threats that materially affected its business strategy, results of operations or financial condition in 2023, the Group remains exposed to the risk of cyber threats and future interruptions that could potentially disrupt business operations and materially adversely affect the Group’s performance. The Board continues to invest heavily to protect the Group from cyber-attacks. Investment continues to focus on improving the Group’s approach to identity and access management, data loss prevention, improving capability to detect, respond and recover from cyber-attacks and improved ability to manage vulnerabilities across the estate.

71	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued
To deal with cybersecurity threats, Lloyds Banking Group has a dedicated Cyber Security function led by a certified CSO with over 12 years of experience in this field. The CSO actively participates in Audit Committee and Board meetings and is responsible for offering updates on information security risks and mitigation strategies to the Board and its subcommittees. GRC is responsible for the oversight of all risk policies, including the IT system and information security policy and commissions regular reviews and compliance updates to this policy. Additionally, the CSO chairs a subcommittee comprised of stakeholders including, but not limited to security representatives, risk management, compliance and Group Internal Audit. This subcommittee is focused on information security, to review major policy changes, strategies and key risk mitigations to enhance the governance of the information security strategies and policies.
IT resilience: the Group continues to optimise its approach to IT and operational resilience by investing in technology improvements and enhancing the resilience of systems that support the Group’s critical business processes and important business services, primarily through a portfolio of Technology Resilience and Security Change programmes. The Board optimises the role that resilient technology plays in maintaining banking services across the wider industry. As such, the Board dedicates considerable time and focus to this subject at both the Board and the Board Risk Committee, and continues to sponsor key investment programmes that enhance resilience.
People: the Group acknowledges the risks associated to the failure to maintain appropriately skilled and available colleagues. The Group continues to optimise its approach to ensure that, for example, the right number of colleagues are capable of supporting critical technology components. Key controls and processes are regularly reported to committee(s) and alignment with Lloyds Banking Group’s strategy is closely monitored.
Property: the Group’s property portfolio remains a key focus in ensuring targeted resilience requirements are appropriately maintained, including energy resilience. Processes are in place to identify key buildings where an important business service or critical business process is performed. Depending on criticality, a number of mitigating controls are in place to manage the risk of severe critical business process disruption. The Group remains committed to investment in the upkeep of the property portfolio, primarily through the Group property upkeep investment programme.
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
Exposures
The Group’s management of material people risks is critical to its capacity to deliver against its strategic objectives, particularly in the context of organisational, political and external market change and increasing digitisation. The Group is exposed to the following key people risks:
•Failure to recruit, develop and retain a diverse workforce, with the appropriate mix and required level of skills and capabilities to meet the current and future needs of the Group
•Non-inclusive culture, ineffective leadership, poor communication, weak performance, inappropriate remuneration policies and poor colleague conduct
•Ineffective management of succession planning or failure to identify appropriate talent pipeline
•Failure to manage capacity, colleagues having excessive demands placed on them resulting in wellbeing issues and business objectives not being met
•Failure to meet all colleague-related legal and regulatory requirements
•Inadequately designed people processes that are not resilient to withstand unexpected events
•The increasing digitisation of the business is changing the capability mix required and may impact the Group’s ability to attract and retain talent
•Colleague engagement and sentiment may be challenged by a number of factors including changes to ways of working, dissatisfaction with the colleague proposition, cost of living pressures, and purpose of the business including changes to culture and ethical considerations
Measurement
People risk is measured through a series of quantitative and qualitative indicators, aligned to key sources of people risk for the Group such as succession, diversity, retention, colleague engagement and wellbeing. In addition to risk appetite measures and limits, people risks and controls are monitored on a monthly basis via the Group’s risk governance framework and reporting structures.
Mitigation
The Group takes many mitigating actions with respect to people risk. Key areas of focus include:
•Focusing on leadership and colleague engagement, through delivery of strategies to attract, retain and develop high calibre people together with a focus on creating a strong and resilient talent pipeline
•Continued focus on the Group’s culture and inclusivity strategy by developing and delivering initiatives that reinforce the appropriate behaviours which generate the best possible long-term outcomes for customers and colleagues
•Managing organisational capability and capacity through divisional people strategies to ensure there are the right skills and resources to meet customers’ needs and deliver the Group’s strategic plan
•Maintaining an attractive colleague proposition to promote an appropriate culture and colleague behaviours that meet customer needs and regulatory expectations
•Ensuring colleague wellbeing strategies and support are in place to meet colleague needs, alongside skills and capability growth required to maximise the potential of our people
•Ensuring compliance with legal and regulatory requirements, embedding compliant and appropriate colleague behaviours in line with Group policies, values and its people risk priorities
•Ongoing consultation with the Group’s recognised unions on changes which impact their members
•Reviewing and enhancing people processes to ensure they are fit for purpose and operationally resilient

72	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued
Monitoring
People risk appetite metrics and business risk indicators are reported at the People and Places Group and Business Risk Committee, Group and Ring-fenced Bank Risk Committee and Board Risk Committee, on a regular basis.
All material people risk events are escalated in accordance with Lloyds Banking Group’s operational risk policy.
Regulatory and legal risk
Definition
Regulatory and legal risk is defined as the risk of financial penalties, regulatory censure, criminal or civil enforcement action or customer detriment as a result of failure to identify, assess, correctly interpret, comply with, or manage regulatory and/or legal requirements.
Exposures
The Group has a zero risk appetite for material legal or regulatory breaches. The Group remains exposed to the evolving legal and regulatory landscape, such as changes to the regulatory framework, changing regulatory and other standards as well as uncertainty arising from the current and future litigation landscape.
Measurement
Regulatory and legal risks are measured against a defined risk appetite metric, which is an assessment of material regulatory breaches and material legal incidents.
Mitigation
The Group undertakes a range of key mitigating actions to manage regulatory and legal risk. These include the following:
•The Board has established a Group-wide risk appetite and metric for regulatory and legal risk
•Lloyds Banking Group policies and procedures set out the principles that should apply across Lloyds Bank Group which are aligned to the Lloyds Bank Group risk appetite. Mandated policies and processes require appropriate control frameworks, management information, standards and colleague training to be implemented to identify and manage regulatory and legal risk
•Business units identify, assess and implement policy and regulatory requirements and establish local controls, processes, procedures and resources to ensure appropriate governance and compliance
•Business units regularly produce management information to assist in the identification of issues and test management controls are working effectively
•The Legal function provides legal advice and together, the Risk and Legal functions provide oversight, proactive support and constructive challenge to the business in identifying and managing regulatory and legal issues
•Risk division conducts thematic reviews to provide oversight of regulatory compliance
•Horizon scanning is conducted to identify and address changes in regulatory and legal requirements
•The Group engages with regulatory authorities and industry bodies on forthcoming regulatory changes, market reviews and investigations, ensuring programmes are established to deliver new regulation and legislation
•The Group has adapted quickly to evolving regulatory expectations due to cost of living pressures and continues to engage with regulatory authorities
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
Exposures
The Group faces significant risks due to the evolving external environment, changing regulatory and competitive environments in the financial services sector, with increased pace, scale and complexity of change. Customer, shareholder and employee expectations continue to evolve, together with societal trends and cost of living pressures.
Similar to emerging risks, strategic risks can manifest themselves in existing principal risks or as new exposures which could adversely impact the Group and its businesses. In considering strategic risks, a key focus is the interconnectivity of individual risks and the cumulative effect of different risks on the Group’s overall risk profile.
Measurement
The Group assesses and monitors strategic risk implications as part of business planning and in its day-to-day activities, ensuring it responds appropriately to internal and external factors including changes to regulatory, macroeconomic and competitive environments. An assessment is made of the key strategic risks that are considered to impact the Group, leveraging internal and external information and the key mitigants or actions that could be taken in response.
Mitigation
The range of mitigating actions includes the following:
•Horizon scanning is conducted across the Group to identify potential threats, risks, emerging issues and opportunities and to explore future trends
•The Group’s business planning processes include an assessment of the strategic risk implications of new business, product entries and other strategic initiatives
•The Group’s governance framework mandates individuals’ and committees’ responsibilities and decision making rights, to ensure that strategic risks are appropriately reported and escalated
Monitoring
A review of the Group’s strategic risks is undertaken on at least an annual basis and the findings are reported to the Group and Board Risk Committees. During 2023, the process and analysis for strategic risks and emerging risks has highlighted the alignment and overlap between these risks. As a result, from 2024 onwards, we will iterate our reporting further and combine both into horizon and emerging risks. Further information on emerging risks can be found on pages 25 and 32.

73	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued
Investment portfolio, maturities, deposits
Maturities and weighted average yields of interest-bearing securities
Financial assets at fair value through other comprehensive income and debt securities held at amortised cost
The weighted average yield for each range of maturities is calculated by dividing the annualised interest income prevailing at 31 December 2023 by the book value of securities held at that date.

	Maturing within one year		Maturing after one but within five years		Maturing after five but within ten years		Maturing after ten years
	Amount £m	Average yield %	Amount £m	Average yield %	Amount £m	Average yield %	Amount £m	Average yield %
Financial assets at fair value through other comprehensive income
US treasury and US government agencies	283	0.2	1,110	5.8	170	2.5	–	–
Other government securities	48	0.6	3,236	0.6	3,728	0.6	5,547	2.6
Asset-backed securities	9	5.9	95	5.8	6	4.2	63	4.2
Corporate and other debt securities	1,468	4.2	8,791	3.2	2,782	3.1	–	–
	1,808		13,232		6,686		5,610
Debt securities held at amortised cost
Government securities	55	3.4	158	3.0	19	5.3	483	0.1
Asset-backed securities	118	5.5	5,428	6.1	1,832	5.8	3,324	6.5
Corporate and other debt securities	616	2.9	513	2.2	–	–	8	–
	789		6,099		1,851		3,815
Maturity analysis and interest rate sensitivity of loans and advances to banks and customers and reverse repurchase agreements
The following table analyses the maturity profile and interest rate sensitivity of loans by type on a contractual repayment basis at 31 December 2023. All amounts are before deduction of impairment allowances. Demand loans and overdrafts are included in the ‘maturing in one year or less’ category.

	Maturing in one year or less £m	Maturing after one but within five years £m	Maturing after five but within fifteen years £m	Maturing after fifteen years £m	Total £m
Loans and advances to banks	7,813	998	5	–	8,816
Loans and advances to customers:
Financial, business and other services	11,520	7,774	1,946	201	21,441
Manufacturing	2,488	1,072	185	18	3,763
Mortgages	15,126	55,344	130,851	120,792	322,113
Other personal lending	2,008	6,347	1,115	15,817	25,287
Property companies and construction	10,614	10,479	2,920	135	24,148
Transport, distribution and hotels	5,455	3,668	821	29	9,973
Other	9,323	15,742	3,532	1,495	30,092
	56,534	100,426	141,370	138,487	436,817
Reverse repurchase agreements	31,289	1,462	–	–	32,751
Total loans	95,636	102,886	141,375	138,487	478,384
Of which:
Fixed interest rate	49,097	68,431	111,851	114,725	344,104
Variable interest rate	46,539	34,455	29,524	23,762	134,280
	95,636	102,886	141,375	138,487	478,384
Deposits
The following tables show the details of the Group’s average customer deposits in each of the past three years.

	2023			2022			2021
IFRS	Closing balance £m	Average balance £m	Average rate %	Closing balance £m	Average balance £m	Average rate %	Closing balance £m	Average balance £m	Average rate %
Non-interest bearing demand deposits	114,289	120,229	–	131,730	132,111	–	131,014	119,712	–
Interest-bearing demand deposits	249,937	254,201	2.06	261,479	265,771	0.48	263,392	265,468	0.19
Other deposits	77,727	65,465	2.14	52,963	52,008	0.40	54,967	58,590	0.22
Total customer deposits	441,953	439,895	1.37	446,172	449,890	0.33	449,373	443,770	0.15

74	Lloyds Bank plc Annual Report on Form 20-F 2023

Operating and financial review and prospects continued
Investment portfolio, maturities, deposits continued
Uninsured deposits
The following table gives details of the Group’s customer deposits which were not covered by any deposit protection scheme by time remaining to maturity.

	3 months or less £m	Over 3 months but within 6 months £m	Over 6 months but within 12 months £m	Over 12 months £m	Total £m
At 31 December 2023	181,104	2,018	3,324	2,809	189,255
At 31 December 2022	180,326	972	1,559	1,786	184,643
Total uninsured customer deposits have been calculated as the aggregate carrying value of the Group’s customer deposits less the insured deposit amounts as determined for regulatory purposes by the Group’s licensed deposit-takers, being those deposits eligible for immediate protection under deposit protection schemes (principally the Financial Services Compensation Scheme in the UK).
The maturity analysis for uninsured deposits has been estimated using the weighted-average maturity profile of the total customer deposits of each of the Group’s licensed deposit-takers. The Group’s analysis of deposit eligibility has been refined in 2023.

75	Lloyds Bank plc Annual Report on Form 20-F 2023

Directors and senior management
The directors and senior management of the Bank are:
Non-executive directors1

1.Sir Robin Budenberg CBE
Chair
Age: 64
Chair of the Nomination and Governance Committee and Member of the Remuneration Committee and the Responsible Business Committee
Appointed: October 2020 (Board), January 2021 (Chair)
Skills, experience, and contribution:
•Extensive financial services and investment banking experience
•Strong governance and strategic advisory skills in relation to companies and government
•Regulatory, public policy and stakeholder management experience
Robin spent 25 years advising UK companies and the UK Government while working for S.G. Warburg/UBS Investment Bank and was formerly Chief Executive and Chairman of UK Financial Investments (UKFI), managing the Government’s investments in UK banks following the 2008 financial crisis. He is a qualified Chartered Accountant.
External appointments:
Chair of The Crown Estate.

2.Alan Dickinson
Deputy Chair and Independent Director
Age: 73
Member of the Audit Committee, the Board Risk Committee, the Nomination and Governance Committee and the Responsible Business Committee
Appointed: September 2014 (Board), May 2020 (Deputy Chair)
Skills, experience, and contribution:
•Highly regarded retail and commercial banker
•Strong strategic, risk management and core banking experience
•Regulatory and public policy experience
Alan has 37 years’ experience with the Royal Bank of Scotland, most notably as Chief Executive of RBS UK. Alan was formerly Chairman of Urban&Civic plc and of Brown, Shipley & Co. Limited, a Non-Executive Director and Chairman of the Risk Committee of the Nationwide Building Society and of Willis Limited and a Governor of Motability. Alan is a Fellow of the Chartered Institute of Bankers and the Royal Statistical Society. Alan was Senior Independent Director of Lloyds Banking Group plc between December 2019 and September 2023.
External appointments:
Non-Executive Director of the England and Wales Cricket Board.

3.Nigel Hinshelwood
Senior Independent Director
Age: 58
Member of the Audit Committee, the Board Risk Committee, the Remuneration Committee and the Nomination and Governance Committee
Appointed: January 2019
Skills, experience, and contribution:
•Extensive experience in the financial services sector in the UK and worldwide
•Significant experience of large-scale transformation, operations and technology
Nigel was a partner at Ernst & Young (subsequently Cap Gemini Ernst & Young) for many years where his positions included Head of Financial Services and Chief Executive Officer of Southeast Asia. Before becoming a non-executive, he was the Head of HSBC UK and Deputy CEO of HSBC Bank plc. Within the HSBC Group he held several executive appointments including Head of HSBC Insurance Holdings, Chief Operating Officer for Europe, Middle East and Africa and Global Head of Operations. Nigel was formerly a Non-Executive Director of Lloyd’s of London Franchise Board.
External appointments:
Deputy Chair and Chair designate of Ikano Bank AB, Chair of AXA XL Underwriting Agencies Limited and AXA XL Insurance Company UK Limited, International Advisory Council Member of Adobe Systems Software Ireland Limited, Advisory Council Member of International Association of Credit Portfolio Managers and Member of the Finance and Risk Committee of Business in the Community.

4.Sarah Bentley
Independent Director
Age: 52
Member of the Remuneration Committee and the Responsible Business Committee
Appointed: January 2019
Skills, experience, and contribution:
•Extensive digital and digital transformation experience
•Strong customer and marketing skills
Sarah is Chair of the Gender Equality Leadership Team at Business in the Community. She was formerly Chief Executive Officer and Executive Director of Thames Water Utilities Limited and Director of Water UK, the trade association of the water and wastewater industry. Prior to those roles, Sarah was Chief Customer Officer at Severn Trent plc and a member of its Executive Committee and the Managing Partner for Accenture’s Digital business unit in the UK & Ireland. She has worked internationally in a number of roles including Strategy, Marketing & Propositions for BT’s Global Services division, CEO of Datapoint, and Senior Vice President of eLoyalty.
External appointments:
Chair of the Gender Equality Leadership Team at Business in the Community – His Majesty King Charles III’s Responsible Business Network.

76	Lloyds Bank plc Annual Report on Form 20-F 2023

Directors and senior management continued

5.Brendan Gilligan
Independent Director
Age: 67
Member of the Audit Committee and the Board Risk Committee
Appointed: January 2019
Skills, experience, and contribution:
•Extensive experience in core strategic finance and controllership roles in the financial services industry
•Significant experience of serving on the boards of regulated financial services businesses in the UK, France, Switzerland and Poland.
Brendan’s career began in the Public Audit division of KPMG in Ireland and Canada. He subsequently worked in commercial and consumer banking services and financing with Woodchester Investments plc and, after its acquisition by General Electric Company, with GE Capital until his retirement in April 2018.
External appointments:
Non-Executive Director of Cabot Credit Management Group Limited and Chairman of its Audit and Risk Committees.

6.Sarah Legg
Independent Director
Age: 56
Chair of the Audit Committee and Member of the Board Risk Committee and the Responsible Business Committee
Appointed: December 2019
Skills, experience, and contribution:
•Strong financial leadership and regulatory reporting skills
•Significant audit and risk experience in financial leadership
•Strong transformation programme experience
Sarah has spent her entire executive career in financial services with almost 30 years at HSBC. She was the Group Financial Controller, a Group General Manager and CFO for HSBC’s Asia Pacific region. She also spent eight years as a Non-Executive Director of Hang Seng Bank Limited.
External appointments:
Non-Executive Director and Chair of the Audit and Risk Committee of Severn Trent plc, a Trustee of the Lloyds Bank Foundation for England and Wales, Board Member of the Audit Committee Chair’s Independent Forum and Chair of the Campaign Advisory Board, King’s College, Cambridge University.

7.Lord Lupton CBE
Independent Director and Chair of Lloyds Bank Corporate Markets plc
Age: 68
Member of the Responsible Business Committee
Appointed: June 2017 (Board), August 2017 (Chair of Lloyds Bank Corporate Markets plc)
Skills, experience, and contribution:
•Extensive international corporate experience, especially in financial markets
•Strong board governance experience, including investor relations
•Regulatory and public policy experience
•Significant experience in strategic planning and implementation
Lord Lupton was Deputy Chairman of Baring Brothers, co-founded the London office of Greenhill & Co. and was Chairman of Greenhill Europe. He is a former Treasurer of the Conservative Party and became a Life Peer in October 2015, serving on the House of Lords Select Committee on Charities.
External appointments:
Senior Advisor to Greenhill Europe, a Trustee of The Lovington Foundation and Chairman of the Board of Visitors of the Ashmolean Museum.

8.Amanda Mackenzie LVO OBE
Independent Director
Age: 60
Chair of the Responsible Business Committee and Member of the Remuneration Committee, the Nomination and Governance Committee and the Audit Committee
Appointed: October 2018
Skills, experience, and contribution:
•Extensive experience in ESG matters including responsible business and sustainability
•Strong customer engagement and digital technology experience
•Significant marketing and brand background
Amanda was Chief Executive of Business in the Community, of which King Charles III is the Royal Founding Patron and which promotes responsible business and corporate responsibility. Prior to that role, she was a member of Aviva’s Group Executive for seven years as Chief Marketing and Communications Officer and was seconded to help launch the United Nation’s Sustainable Development Goals. She is also a former Director of British Airways AirMiles, BT, Hewlett Packard Inc and British Gas.
External appointments:
Non-Executive Director of The British Land Company plc, Chair of The Queen’s Reading Room and trustee of the charity Cumberland Lodge.

77	Lloyds Bank plc Annual Report on Form 20-F 2023

Directors and senior management continued

9.Harmeen Mehta
Independent Director
Age: 49
Appointed: November 2021
Skills, experience, and contribution:
•Over 25 years’ experience leading digital and complex transformation
•Experience of building and running technology-led businesses and creating new ventures
•A wealth of international and financial services knowledge having lived in 11 countries and worked across 30 countries on six continents
Harmeen was appointed Chief Digital and Innovation Officer at BT in April 2021. Prior to that role, she spent seven years as Global Chief Information Officer and Head of Cyber Security and Cloud Business at Bharti Airtel, leading its cloud and security businesses. Earlier in her career, Harmeen held CIO positions at BBVA, HSBC and Bank of America Merrill Lynch.
External appointments:
Chief Digital and Innovation Officer at BT.

10.Cathy Turner
Independent Director
Age: 60
Chair of the Remuneration Committee and Member of the Nomination and Governance Committee and Board Risk Committee
Appointed: November 2022
Skills, experience, and contribution:
•Significant executive and non-executive financial services experience
•Knowledge of complex remuneration matters
•Communications expertise with a broad range of stakeholders including investors, regulators, government, media and unions
Cathy has significant financial services experience, having worked in senior executive positions at Barclays plc and at the Group. Cathy has previously been a Non-Executive Director and Chair of the Remuneration Committee of Aldermore Group plc, Quilter plc and Countrywide plc.
External appointments:
Non-Executive Director and Chair of the Remuneration Committee of Rentokil Initial plc and Non-Executive Director, Senior Independent Director and Chair of the Remuneration Committee of Spectris plc. Partner on a part-time basis at Manchester Square Partners LLP.

11.Scott Wheway
Independent Director and Chair of Scottish Widows Group
Age: 57
Member of the Board Risk Committee and Nomination and Governance Committee
Appointed: August 2022 (Board), September 2022 (Chair of Scottish Widows Group)
Skills, experience, and contribution:
•Significant financial services board and chair experience
•Extensive knowledge and experience of large-scale banking and insurance businesses
•Track record as a non-executive and executive in customer-centric companies
Scott was appointed Chair of Centrica plc in 2020 where he has served on the board since 2016. Scott was formerly Chair of AXA UK plc, Chair of Aviva Insurance Limited, a Non-Executive Director of Aviva plc and Senior Independent Director of Santander UK plc. He worked as an executive in the retail sector for over 25 years where he held positions including chief executive officer of Best Buy Europe, managing director of Boots the Chemist plc and a number of senior executive positions at Tesco plc.
External appointments:
Chair of Centrica plc.

12.Catherine Woods
Independent Director
Age: 61
Chair of the Board Risk Committee, and Member of the Audit Committee and the Remuneration Committee
Appointed: March 2020
Skills, experience, and contribution:
•Extensive executive experience of international financial institutions
•Deep experience of risk and transformation oversight
•Strong focus on culture and corporate governance
Catherine is a former Deputy Chair and Senior Independent Director of AIB Group plc where she also chaired the Board Audit Committee. In her executive career with J P Morgan Securities, she was Vice President, European Financial Institutions, Mergers and Acquisitions, and Vice President Equity Research Department, forming the European Banks Team.
External appointments:
Non-Executive Director and Deputy Chair of BlackRock Asset Management Ireland Limited.

1    Alan Dickinson and Lord Lupton have notified the Board that they will retire at Lloyds Banking Group plc’s 2024 annual general meeting. Nathan Bostock will be appointed as a non-executive director and, subject to regulatory approval, Chair of Lloyds Bank Corporate Markets plc, in each case with effect from 1 August 2024.

78	Lloyds Bank plc Annual Report on Form 20-F 2023

Directors and senior management continued

Executive directors

1.Charlie Nunn
Executive Director and Group Chief Executive
Age: 52
Appointed: August 2021
Skills, experience, and contribution:
•Extensive financial services experience including in Chief Executive and other leadership roles
•Strategic planning and implementation
•Extensive experience of digital transformation
Charlie has over 25 years’ experience in the financial services sector. Prior to joining the Group, Charlie held a range of leadership positions at HSBC, including Global Chief Executive, Wealth and Personal Banking, and Group Head of Wealth Management and Digital, as well as Global Chief Operating Officer of Retail Banking and Wealth Management.
Charlie began his career at Accenture, where he worked for 13 years in the US, France, Switzerland and the UK before being made a Partner. He then moved to McKinsey & Co. as a Senior Partner, leading on projects for five years.
External appointments:
None.

2.William Chalmers
Executive Director and Chief Financial Officer
Age: 55
Appointed: August 2019
Skills, experience, and contribution:
•Significant board level strategic and financial leadership experience
•Strategic planning and development, mergers and acquisitions, equity and debt capital structuring and risk management
William joined the Board in August 2019, when he was appointed Chief Financial Officer and was Interim Group Chief Executive from May 2021 to August 2021.
William has worked in financial services for over 25 years and previously held a number of senior roles at Morgan Stanley, including Co-Head of the Global Financial Institutions Group and Head of EMEA Financial Institutions Group. Before joining Morgan Stanley, William worked for J P Morgan, again in the Financial Institutions Group.
External appointments:
None.

79	Lloyds Bank plc Annual Report on Form 20-F 2023

Corporate governance
Statement on US corporate governance standards
The Board is committed to the delivery of Lloyds Bank Group’s strategy which is underpinned by high standards of corporate governance designed to ensure consistency and rigour in its decision making. This report explains how those standards, in particular those laid down by the Financial Reporting Council in the Wates Corporate Governance Principles for Large Private Companies (the Principles), apply in practice to ensure that the Board and management work together for the long-term benefit of the Bank. The Principles can be found at www.frc.org.uk.
To assist the Board in carrying out its functions and to provide independent oversight of internal control and risk management, certain responsibilities are delegated to the Board’s Committees. The Board is kept up to date on the activities of the Committees through reports from each of the Committee Chairs. Terms of Reference for each of the Committees are available on the website www.lloydsbankinggroup.com. Information on the composition, role and activities of the Nomination and Governance Committee, the Audit Committee, the Board Risk Committee, the Remuneration Committee and the Responsible Business Committee can be found on page 81.
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
UK corporate governance statement
In accordance with the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended by the Companies (Miscellaneous Reporting) Regulations 2018) (the Regulations), for the year ended 31 December 2023, the Bank has in its corporate governance arrangements applied the Wates Corporate Governance Principles for Large Private Companies (the Principles), which are available at www.frc.org.uk. The following section explains the Bank’s approach to corporate governance, and its application of the Principles.
High standards of corporate governance are central to achieving the strategy which has been set for the Bank. To this end a Corporate Governance Framework is in place for Lloyds Banking Group plc, the Bank, HBOS plc and Bank of Scotland plc, with all four companies sharing a common approach to governance. The framework is designed to meet the specific needs of each company, setting the approach and standards in respect of the Bank’s corporate governance practices, including addressing the matters set out in the Principles and the governance requirements of the operation of the Bank as part of Lloyds Banking Group’s Ring-Fenced Bank.
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
Principle One – Purpose and Leadership
The Board is collectively responsible for the long-term success of the Bank. It achieves this by agreeing the Bank’s strategy, within the wider strategy of Lloyds Banking Group, and overseeing delivery against it. The Bank’s strategy is discussed further in the Strategic Report. The Board also assumes responsibility for the management of the culture, values and wider standards of the Bank, within the equivalent standards set by Lloyds Banking Group. The Board’s understanding of stakeholders’ interests is central to these responsibilities and informs key aspects of Board decision making.
Acknowledging the needs of all stakeholders is fundamental to the way the Bank operates, as is maintaining the highest standards of business conduct, which is a vital part of the corporate culture. The Bank’s approach is further influenced by our ambition to provide not only outstanding service to our customers, but also responding to the UK’s social and economic issues. To this end, the Board plays a lead role in establishing, promoting, and monitoring the Bank’s corporate culture and values, with the Corporate Governance Framework ensuring such matters receive the level of prominence in Board and Executive decision making which they require. The Bank’s corporate culture and values align to those of Lloyds Banking Group.
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
The Board is supported by its committees, the operation of which are discussed below, which make recommendations to the Board on matters delegated to them. Each committee has written terms of reference setting out its delegated responsibilities. Each committee comprises non-executive directors with appropriate skills and experience and is chaired by an experienced chair. The committee Chairs report to the Board at the next Board meeting. The Board undertakes an annual review of its effectiveness, which provides an opportunity to consider ways of identifying greater efficiencies, ways to maximise strengths and highlights areas of further development. An internally facilitated evaluation of the Board’s effectiveness was undertaken during the course of the year, which concluded that the Board is continuing to operate effectively.

80	Lloyds Bank plc Annual Report on Form 20-F 2023

Corporate governance continued
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
Principle Four – Opportunity and Risk
The Board oversees the development and implementation of the Bank’s strategy, within the context of the wider strategy of Lloyds Banking Group, which includes consideration of all strategic opportunities. The Board is also responsible for the long term sustainable success of the Bank, generating value for its shareholder and ensuring a positive contribution to society. The Board agrees the Bank’s culture, purpose, values and strategy, within that of Lloyds Banking Group, and agrees the related standards of the Bank, again within the relevant standards of Lloyds Banking Group. Further specific aims and objectives of the Board are formalised within the Corporate Governance Framework, which also sets out the matters reserved for the Board.
Strong risk management is central to the strategy of the Bank, which along with a robust risk control framework acts as the foundation for the delivery of effective management of risk. The Board agrees the Bank’s risk appetite and ensures the Bank manages risk effectively, delegating related authorities to individuals through the Corporate Governance Framework and the further management hierarchy. Board level engagement coupled with the direct involvement of senior management in risk issues ensures that escalated issues are promptly addressed, and remediation plans are initiated where required. The Bank’s risk appetite, principles, policies, procedures, controls and reporting are managed in conjunction with those of Lloyds Banking Group, and as such are regularly reviewed to ensure they remain fully in line with regulations, law, corporate governance and industry best practice. The Bank’s principal risks are discussed further on pages 21 to 24.
Principle Five – Remuneration
The Remuneration Committee of the Board, in conjunction with the Remuneration Committee of Lloyds Banking Group (the Remuneration Committees), assume responsibility for the Bank’s approach to remuneration. This includes reviewing and making recommendations on remuneration policy as relevant to the Bank, ranging from the remuneration of directors and members of the Executive to that of all other colleagues employed by the Bank. This includes colleagues where the regulators require the Bank to implement a specific approach to their remuneration, such as Senior Managers and other material risk takers. The activities of the Remuneration Committees extend to matters of remuneration relevant to subsidiaries of the Bank, where such subsidiary does not have its own remuneration committee.
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
Central to this is Lloyds Banking Group’s and the Bank’s purpose of Helping Britain Prosper. During the year the directors took a number of decisions with the Bank’s purpose and specific stakeholder interest in mind.
In 2023 the Responsible Business Committee provided further oversight and support of Lloyds Banking Group’s and the Bank’s plans for embedding responsible business in the Bank’s core purpose.
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

81	Lloyds Bank plc Annual Report on Form 20-F 2023

Corporate governance continued
SEC Performance Adjustment Policy
In 2023 Lloyds Bank plc introduced a separate Performance Adjustment Policy which is specifically designed to comply with new US Securities and Exchange Commission (SEC) rules which require listed firms in the US (including foreign issuers such as Lloyds Bank plc) to be able to recover certain variable awards in the event of a restatement of the company’s financial statements. This applies to awards made to the Group Executive Committee Members from 2 October 2023.
Service Agreements
The service contracts of all current executive directors are terminable on 12 months’ notice from Lloyds Bank Group and six months’ notice from the individual.
Letters of Appointment
The non-executive directors (including the Chair) all have letters of appointment. The Chair’s engagement may be terminated on six months’ notice by either party. The Chair and the independent non-executive directors are not entitled to receive any payment for loss of office (other than in the case of the Chair’s fees for the six month notice period). Independent non-executive directors are appointed for an initial term of three years after which their appointment may continue subject to an annual review. Their appointment may be terminated, in accordance with statute, regulation and the articles of association, at any time with immediate effect and without compensation.
The service contracts and letters of appointment are available for inspection at the Bank’s registered office.
Termination payments
It is the Group’s policy that where notice pay continues to be payable after termination, it should be paid on a phased basis, mitigated in the event that alternative employment is secured in line with executive directors service contracts. Where it is appropriate to make a Group Performance Share (GPS) award to the individual, this should relate to the period of actual service, rather than the full notice period. Any GPS payment will be determined on the basis of performance as for all continuing employees and will remain subject to performance adjustment (malus and clawback) and deferral.
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
scheme rules).

Change of control or merger	N/A	Outstanding awards will be payable on the date of the Change of Control and the number of shares subject to the award will be reduced to reflect the shorter accrual period. The Committee may decide that vested awards will be exchanged for (and future awards made over) shares in the acquiring company or other relevant company.	N/A

Other reason where the Committee determines that the executive should be treated as a good leaver	Entitlement to base salary continues for full notice period. If employment is terminated prior to end of notice period, balance of notice pay is paid in monthly instalments, offset by earnings from any new employment during this period.	Outstanding awards continue and are released at the normal time and the number of shares subject to the award in the current year will be reduced to reflect the date of termination.	Paid until date of termination including any period of leave required by the Group (subject to individual benefit scheme rules).

82	Lloyds Bank plc Annual Report on Form 20-F 2023

Corporate governance continued

Termination payments
	Group Performance Share (Annual bonus plan) [1,2,7]	Long Term Incentive Plan (Long term variable reward plan)[2,6,7]	Chair and Non-executive director fees[3]
Resignation	Unvested deferred GPS awards and entitlement to be considered for in-year award are forfeited on resignation[5].
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
Malus and clawback provisions will continue to apply.
Paid until date of leaving Board.

Death	Unvested deferred GPS awards are retained and in-year GPS awards are accrued until the date of death. Deferred GPS awards vest on death in cash, unless the Committee determines otherwise.	Awards vest in full on the date of death unless in exceptional circumstances the Remuneration Committee determines that the performance against targets set do not support full vesting.	Paid until date of leaving Board.

Change of control or merger	In-year GPS accrued up until date of change of control or merger (current year). Where there is a Corporate Event, deferred GPS awards vest to the extent and timing determined by the Committee in its absolute discretion.	Awards vest on date of event. Vesting is subject to the performance conditions and time pro-rating (for months worked in the performance period unless determined otherwise). The Committee may decide not to time pro-rate in its absolute discretion. Malus and clawback provisions will continue to apply. Instead of vesting, awards may be exchanged for equivalent awards over the shares of the acquiring company or another company or equivalent cash based awards.	Paid until date of leaving Board.

Other reason where the Committee determines that the executive should be treated as a good leaver	Unvested deferred GPS awards retained and in-year GPS awards are accrued until the date of termination (or the commencement of garden leave if earlier). Deferred GPS awards vest in line with normal timeframes and are subject to malus and clawback. The Committee may allow awards to vest early if it considers it appropriate.	Awards vest on the original vesting date (or exceptionally on the date of leaving). Vesting is subject to the performance conditions and time pro-rating (for months worked in the performance period). Malus and clawback provisions will continue to apply.	Paid until date of leaving Board.

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
4    The terms applicable on a cessation of employment to Group Ownership Share Awards are as shown on page 133 of the 2017 Remuneration Policy. The terms applicable on a cessation of employment to Long Term Share Plan awards as shown on page 141 of the 2020 Remuneration Policy
5    Clarifies that entitlement to consideration for in-year GPS award is forfeit on resignation.
6    In the event that performance conditions are required to be assessed prior to the normal vesting date in connection with the leaver event, the Committee retains discretion to make such an assessment on such basis as it considers appropriate.
7    Any awards which vest pursuant to a good leaver event will remain subject to any applicable post-vesting holding period

83	Lloyds Bank plc Annual Report on Form 20-F 2023

Corporate governance continued
Termination payments continued
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
In establishing and reviewing the risk management and internal control systems, the Directors carried out a robust assessment of the principal risks facing the Bank, including those that would threaten its business model, future performance, solvency or liquidity and reputation, the likelihood of a risk event occurring and the costs of control. The process for identification, evaluation and management of the principal risks faced by Lloyds Bank Group is integrated into Lloyds Bank Group’s overall framework for risk governance. The risk identification, evaluation and management process also identifies whether the controls in place result in an acceptable level of risk. At the Lloyds Bank Group level, a consolidated risk report and risk appetite dashboard are reviewed and regularly debated by the executive Lloyds Bank Group Risk Committee, Board Risk Committee and the Board to ensure that they are satisfied with the overall risk profile, risk accountabilities and mitigating actions. The report and dashboard provide a view of Lloyds Bank Group’s overall risk profile, key risks and management actions, together with performance against risk appetite and an assessment of emerging risks which could affect Lloyds Bank Group’s performance over the life of the operating plan. Information regarding the main features of the internal control and risk management systems in relation to the financial reporting process is provided within the risk management report on pages 26 to 73. The Board concluded that Lloyds Bank Group’s risk management arrangements are adequate to provide assurance that the risk management systems put in place are suitable with regard to Lloyds Bank Group’s profile and strategy.
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
Auditor independence
Both the Lloyds Banking Group Board and the external auditor have policies and procedures designed to protect the independence and objectivity of the external auditor for Lloyds Banking Group plc and all of its subsidiary undertakings, including those entities within the Lloyds Bank Group. In 2021, the Lloyds Banking Group Audit Committee amended its policy to reflect the process for PwC resigning as auditor from each of the Lloyds Banking Group’s legal entities. No other substantive changes were made to the policy. To ensure that there is an appropriate level of oversight the Lloyds Banking Group Audit Committee approves the nature of services that the external auditor is permitted to perform and the policy sets a financial threshold above which it must approve in advance all non-audit engagements of the external auditor; the policy permits senior management to approve certain engagements for permitted services with fees for amounts below the threshold. The policy also details those services that the external auditor is prohibited from providing; these are consistent with the non-audit services which the FRC considers to be prohibited. The total amount of fees paid to the auditor for both audit and non-audit related services in 2023 is disclosed in note 12 to the financial statements.

84	Lloyds Bank plc Annual Report on Form 20-F 2023

Corporate governance continued
Disclosure controls and procedures
As of 31 December 2023, the Lloyds Bank Group, under the supervision and with the participation of the Lloyds Bank Group’s management, including the Group Chief Executive and the Chief Financial Officer, performed an evaluation of the effectiveness of the Lloyds Bank Group’s disclosure controls and procedures. Based on this evaluation, the Group Chief Executive and Chief Financial Officer concluded that the Bank’s disclosure controls and procedures, at 31 December 2023, were effective for gathering, analysing and disclosing with reasonable assurance the information that the Lloyds Bank Group is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. The Lloyds Bank Group’s management necessarily applied its judgement in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.
Changes in internal control over financial reporting
There have been no changes in the Lloyds Bank Group’s internal control over financial reporting during the year ended 31 December 2023 that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting.
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
The management of Lloyds Bank plc assessed the effectiveness of the Bank’s internal control over financial reporting at 31 December 2023 based on the criteria established in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). Based on this assessment, management concluded that, as at 31 December 2023, the Bank’s internal control over financial reporting was effective.
Internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Going concern
The going concern of the Bank and the Lloyds Bank Group is dependent on successfully funding their respective balance sheets and maintaining adequate levels of capital. In order to satisfy themselves that the Bank and the Lloyds Bank Group have adequate resources to continue to operate for the foreseeable future, the Directors have considered a number of key dependencies which are set out in the risk management section under the Lloyds Bank Group’s principal risks: funding and liquidity on page and pages 59 to 63 and capital position on pages 34 to 38. Additionally, the Directors have considered capital and funding projections for the Bank and the Lloyds Bank Group. Accordingly, the Directors conclude that the Bank and the Lloyds Bank Group have adequate resources to continue in operational existence for a period of at least 12 months from the date of approval of the financial statements and therefore it is appropriate to continue to adopt the going concern basis in preparing the accounts.

85	Lloyds Bank plc Annual Report on Form 20-F 2023

Major shareholders and related party transactions
Major shareholders
The Bank is a wholly owned subsidiary of Lloyds Banking Group plc.
All shareholders within a class of Lloyds Banking Group plc’s shares have the same voting rights. As at 13 February 2024 Lloyds Banking Group plc had received notification under the FCA Disclosure Guidance and Transparency Rules (‘DTR’) of the following holdings in Lloyds Banking Group plc’s issued ordinary share capital.

	Interest in shares	% of issued share capital /voting rights[1]
BlackRock, Inc.	3,668,756,765[2]	5.14%
Harris Associates L.P.	3,546,216,787[3,4]	4.99%
1    Percentage correct as at the date of notification.
2    The notification of 13 May 2015 provided by BlackRock, Inc. under Rule 5 of the DTR identifies (i) an indirect holding of 3,599,451,380 shares in Lloyds Banking Group plc representing 5.04 per cent of the voting rights in Lloyds Banking Group plc as at 12 May 2015, and (ii) a holding of 69,305,385 in other financial instruments in respect of Lloyds Banking Group plc representing 0.09 per cent of the voting rights of Lloyds Banking Group plc as at 12 May 2015. BlackRock, Inc.’s holding most recently notified to Lloyds Banking Group plc under Rule 5 of the DTR varies from the holding disclosed in BlackRock, Inc.’s Schedule 13-G filing with the US Securities and Exchange Commission dated 8 February 2024, which identifies beneficial ownership of 5,352,886,800 shares in Lloyds Banking Group plc representing 8.4 per cent of the issued share capital in Lloyds Banking Group plc. This variance is attributable to different notification and disclosure requirements between these regulatory regimes. The notifiable holding by BlackRock, Inc. received by Lloyds Banking Group plc has not changed since 31 December 2015. Prior to 31 December 2015, BlackRock, Inc.’s holding in Lloyds Banking Group plc was not required to be disclosed under the US Securities and Exchange Commission rules.
3    An indirect holding.
4    On 31 October 2018, Harris Associates L.P. made a disclosure under the DTR of a decrease in its holding, to 3,551,514,571 ordinary shares, representing 4.99% of that share class. On 19 May 2020, Harris Associates L.P. made a disclosure under the DTR of an increase in its holding to 3,523,149,161 ordinary shares, representing 5.00% of that share class. On 8 July 2021, Harris Associates L.P. made a disclosure under the DTR of a decrease in its holding to 3,545,505,426 ordinary shares, representing 4.99% of that share class. On 14 July 2021, Harris Associates L.P. made a disclosure under the DTR of an increase in its holding to 3,560,036,794 ordinary shares, representing 5.01% of that share class. On 19 July 2021, Harris Associates L.P. made a further disclosure under the DTR of a decrease in its holding to 3,546,216,787 ordinary shares, representing 4.99% of that share class.
As at 13 February 2024, Lloyds Banking Group plc had 2,161,472 registered ordinary shareholders. The majority of Lloyds Banking Group plc’s ordinary shareholders are registered in the United Kingdom. 2,229,571,665 ordinary shares, representing 3.48 per cent of Lloyds Banking Group plc’s issued share capital, were held by BNY Mellon as depositary for the ordinary share American Depositary Share Programme through which there were 195 record holders.
Additionally, the majority of Lloyds Banking Group plc’s preference shareholders are registered in the United Kingdom, with a further one record holder with an address in the United States registered through Lloyds Banking Group plc’s preference share American Depositary Share Programme.
Related party transactions
The Group, as at 31 December 2023, had related party transactions with 28 key management personnel, certain of its pension funds and joint ventures and associates. See note 33 to the financial statements.

86	Lloyds Bank plc Annual Report on Form 20-F 2023

Regulation
Approach of the Financial Conduct Authority (“FCA”)
Under the Financial and Services and Markets Act 2000, as amended by the Financial Services Act 2012 (“FSMA”), the FCA has a strategic objective to ensure that the relevant markets function well. In support of this, the FCA has three operational objectives: to secure an appropriate degree of protection for consumers; to protect and enhance the integrity of the UK financial system and to promote effective competition in the interests of consumers.
The FCA Handbook sets out rules and guidance across a range of conduct issues with which financial institutions are required to comply including high level principles of business and detailed conduct of business standards and reporting standards.
Approach of the Prudential Regulation Authority (“PRA”)
The PRA is part of the BoE (as defined below), with responsibility for prudential regulation and supervision. The PRA’s strategy is to deliver a resilient financial sector by seeking: an appropriate quantity and quality of capital and liquidity; effective risk management; robust business models; and sound governance including clear accountability of firms’ management. This strategy supports its three statutory objectives: to promote the safety and soundness of these firms; to contribute to the securing of an appropriate degree of protection for policyholders (for insurers); and to act, so far as is reasonably possible, in a way which facilitates effective competition in the markets for services provided.
The PRA Rulebook sets out rules and guidance across a range of prudential matters which firms are required to comply with including areas such as fundamental rules; ring-fencing requirements; reporting and prudential treatments. The PRA will change a firm’s business model if it judges that mitigating risk measures are insufficient. Further to the UK implementation of CRD V a legal requirement has been established in the FSMA that requires the PRA to authorise UK parent financial holding companies (“FHC”) or mixed financial holding companies (“MFHC”) that have at least one bank or designated relevant investment firm as a subsidiary. As a result, Lloyds Banking Group plc, the Bank’s immediate parent, has received authorisation to be recognised as the UK parent MFHC of the Group and is therefore responsible for ensuring prudential capital requirements are applied on a consolidated basis.
Other bodies impacting the regulatory regime
The Bank of England (“BoE”)
The BoE has specific responsibilities in relation to financial stability, including: (i) ensuring the stability of the monetary system; (ii) oversight of the financial system infrastructure, in particular payments systems in the UK and abroad; and (iii) maintaining a broad overview of the financial system through its monetary stability role.
HM Treasury
HM Treasury is the government’s economic and finance ministry, setting the direction of the UK’s economic policy and working to achieve strong and sustainable economic growth. Its responsibilities include financial services policy such as banking and financial services regulation, financial stability, and ensuring competitiveness in the City of London financial markets; strategic oversight of the UK tax system; delivery of infrastructure projects across the public sector; and ensuring the economy is growing sustainably.
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
British Bankers Resolution Service (“BBRS”)
Lloyds Banking Group plc is also a member of the BBRS. BBRS is a non-profit organisation set up to resolve disputes between eligible larger small and medium-sized enterprises and participating banks.
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
Lending Standards Board (“LSB”)
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

87	Lloyds Bank plc Annual Report on Form 20-F 2023

Regulation continued
UK Competition and Markets Authority (“CMA”)
The objective of the CMA is to promote competition to ensure that markets work well for consumers, businesses and the economy. Through its five strategic goals (delivering effective enforcement; extending competition frontiers; refocusing competition protection; achieving professional excellence; and, developing integrated performance) the CMA impacts the banking sector in a number of ways, including with its powers to investigate and prosecute a number of criminal offences under competition law. In addition, the CMA is now the lead enforcer under the Unfair Terms in Consumer Contracts Regulations 1999. The Government is consulting on “reforming competition and consumer policy” which intends to provide new powers to the CMA.
UK Information Commissioner’s Office (“ICO”)
The UK Information Commissioner’s Office is the UK’s independent authority set up to uphold information rights in the public interest, promoting openness by public bodies and data privacy for individuals. The ICO is responsible for overseeing implementation of the Data Protection Act 2018 which enshrines the General Data Protection Regulation. This Act regulates, among other things, the lawful use of data relating to individual customers.
The Payment System Regulator (“PSR”)
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
Competition regulation
The Financial Services and Markets Act 2023 gives the FCA and the PRA a secondary objective to facilitate the international competitiveness of the UK economy (including, in particular, the financial services sector), and its medium to long-term growth, subject to aligning with relevant international standards.
The CMA has competition law powers which apply across the whole economy. Sectoral regulators such as the FCA may exercise the competition law powers to enforce the prohibitions on anti-competitive agreements and on abuse of a dominant position, and to make market investigation references, concurrently with the CMA in those sectors for which they have responsibility. In July 2019, the CMA signed a memorandum of understanding with the FCA and the PSR, which sets out the arrangements for allocating cases, sharing information, dealing with confidentiality constraints, and pooling resources in relation to their concurrent objectives to promote competition.
The Digital Markets, Competition and Consumers Bill is set to introduce a new targeted and proportionate regulatory regime to address concerns around competition in the digital industry.
EU regulation
Following the UK’s withdrawal from the EU, much of the EU legislation that previously applied to UK financial institutions has been incorporated into UK law. It is possible that over time the UK will depart from EU-derived financial regulatory standards. The Group will continue to monitor changes to legislation and assess the likely impact on its business.
See also “Regulatory and Legal Risks – Lloyds Bank Group faces risks associated with its compliance with a wide range of laws and regulations” and “Regulatory and Legal Risks – Lloyds Banking Group, including Lloyds Bank Group, is subject to resolution planning requirements, which could have an adverse impact on Lloyds Bank Group’s business”.

88	Lloyds Bank plc Annual Report on Form 20-F 2023

Regulation continued
US regulation
LBCM maintains a branch in the U.S. and Lloyds Bank maintains a representative office in the U.S. As a result, Lloyds Banking Group plc and its subsidiaries doing business or conducting activities in the U.S. are subject to oversight by the Federal Reserve Board.
Lloyds Banking Group plc is treated as a bank holding company under the U.S. Bank Holding Company Act of 1956 (“BHC Act”) and has elected to be a financial holding company. Financial holding companies may engage in a broader range of financial and related activities than are permitted to bank holding companies that do not maintain financial holding company status, including underwriting and dealing in all types of securities. A financial holding company and its depository institution subsidiaries must meet certain capital ratios and be deemed to be “well managed” for purposes of the Federal Reserve Board’s regulations. A financial holding company’s direct and indirect activities and investments in the U.S. are limited to those that are “financial in nature” or “incidental” or “complementary” to a financial activity, as defined in section 4(k)(4) of the BHC Act or determined by the Federal Reserve Board.
Bank holding companies and financial holding companies are also subject to approval requirements in connection with certain acquisitions or investments. For example, Lloyds Banking Group is required to obtain the prior approval of the Federal Reserve Board before acquiring, directly or indirectly, the ownership or control of more than 5 per cent of any class of the voting shares of any U.S. bank or bank holding company.
A major focus of U.S. governmental policy relating to financial institutions in recent years has been combating money laundering and terrorist financing and enforcing compliance with U.S. economic sanctions, with serious legal and reputational consequences for any failures arising in these areas. Lloyds Bank Group engages, or has engaged, in a limited amount of business with counterparties in certain countries which the U.S. State Department designated during the reporting period as state sponsors of terrorism, including Iran, Syria, Cuba and North Korea. At 31 December 2023, Lloyds Bank Group did not believe that its business activities relating to countries designated as state sponsors of terrorism in 2023 were material to its overall business.
Lloyds Bank Group estimates that the value of its business in respect of such states represented less than 0.01 per cent of its total assets and, for the year ended December 2023, Lloyds Bank Group believes that its revenues from all activities relating to such states were less than 0.001 per cent of its total income. This information has been compiled from various sources within Lloyds Bank Group, including information manually collected from relevant business units, and this has necessarily involved some degree of estimate and judgement.
The Bank was registered as a swap dealer and as such, is subject to regulation and supervision by the Commodity Futures Trading Commission (“CFTC”) with respect to certain of its swap activities and registration with the National Futures Association (“NFA”), CFTC and NFA rules and regulations include requirements related to risk management practices, trade documentation and reporting, business conduct and recordkeeping, among others.
Disclosure pursuant to Section 219 of The Iran Threat Reduction and Syria and Human Rights Act (“ITRA”)
Since the introduction of an enhanced financial sanctions policy, Lloyds Bank Group has been proactive in reducing its dealings with Iran and Syria, and individuals and entities associated with these countries. There remain a small number of historic business activities which the Lloyds Bank Group has not yet been able to terminate for legal or contractual reasons.
Pursuant to ITRA Section 219, the Group notes that during 2023, its non-US affiliates, the Bank and Bank of Scotland plc, received or made payments involving entities owned or controlled by the Government of Iran as defined under section 560.304 of title 31, Code of Federal Regulations, and/or designated under Executive Order 13382 or 13224. In all cases, the payment was permitted under UK sanctions legislation, specific authority was sought from and granted by HM Treasury, the UK’s Competent Authority to provide such authorisations or the payment(s) were credited to a blocked account, held in the name of the entity, in accordance with UK sanctions legislation.
Gross revenues from these activities were approximately £5,000. Net profits from these activities were approximately £5,000.
Lloyds Bank Group’s business activities, being reported below, are conducted in compliance with applicable laws in respect of Iran and Syria sanctions and, except as noted below, Lloyds Bank Group intends to continue these historic activities until it is able to legally terminate the contractual relationships or to maintain/ manage them in accordance with prevailing sanctions obligations. The nature of these activities is as follows:
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

Listing information
Trading markets
The ordinary shares of Lloyds Bank plc are not listed or traded on any stock exchange.

89	Lloyds Bank plc Annual Report on Form 20-F 2023

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
The table below sets out the interim and final dividends paid by the Bank for fiscal years 2019 through 2023.

	Final dividends for previous year paid during current year £m	Interim dividends £m	Total dividends £m
2019	–	4,100	4,100
2020	–	–	–
2021	–	2,900	2,900
2022	–	–	–
2023	–	4,700	4,700
On 23 February 2024 the Bank paid a dividend of £490 million.
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

90	Lloyds Bank plc Annual Report on Form 20-F 2023

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
Economic and financial risks
1.Lloyds Bank Group’s businesses are subject to inherent and indirect risks arising from general macroeconomic conditions in the UK in particular, but also in the Eurozone, the U.S., Asia and globally
Lloyds Bank Group’s businesses are subject to inherent and indirect risks arising from general and sector-specific economic conditions in the markets in which it operates, particularly the UK, where Lloyds Bank Group’s earnings are predominantly generated, and its operations are concentrated. Whilst Lloyds Bank Group’s revenues are predominantly generated in the UK, Lloyds Bank Group does have some credit exposure in countries outside the UK, even if it does not have a presence in all of these countries.
Uncertain and volatile economic conditions can create a challenging operating environment for Lloyds Bank Group. The outlook for the global economy has many uncertainties including: low economic activity, inflation and heightened interest rates, falls in asset prices such as residential and commercial property, elevated energy prices, supply chain disruption, changes to monetary and fiscal policy, and the impact of armed conflict (in particular the war between Russia and Ukraine and the conflict in the Middle East).
Any macroeconomic deterioration in the UK and/or other economies could manifest itself through developments such as increased unemployment, reduced corporate profitability, reduced personal income levels, increased inflation, reduced government and/or consumer expenditure, increased corporate, small and medium-sized enterprises (“SME”) or personal insolvency rates, reductions in borrowers’ ability to repay loans, increased tenant defaults, and decreasing property prices. Moreover, divergence in economic performance between countries and regions could induce fluctuations in commodity prices and changes in foreign exchange rates. Any of these could have a material adverse effect on the results of operations, financial condition or prospects of Lloyds Bank Group.
Political and geopolitical developments could affect the wider economic environment, as well as the financial condition of Lloyds Bank Group’s customers, clients and counterparties, including governments and other financial institutions.
Any adverse changes affecting the economies of the countries in which Lloyds Bank Group has significant direct and indirect credit exposures and any further deterioration in global macroeconomic conditions, including as a result of geopolitical events could have a material adverse effect on Lloyds Bank Group’s results of operations, financial condition or prospects. These could include acts of terrorism or war, including cyber-attacks.
More generally, wider geopolitical developments have the potential to accentuate the key economic risks in the current economic conjuncture, or to act as the trigger that upsets the finely balanced position of the global economic cycle. In particular, crystallisation of some geopolitical risks might be expected to simultaneously worsen the outlook for economic activity while adding to inflationary pressure through their impacts on commodity and energy markets and global supply chains. Such developments would reinforce the twin supply-side shocks that emerged in the aftermath of the COVID-19 pandemic and Russia’s invasion of Ukraine and complicate the task of calibrating an appropriate setting of monetary policy.
Pertinent geopolitical risks include, but are not limited to, an escalation of recent conflict in the Middle East to include involvement of other sovereign states; a further escalation of Russia’s war with Ukraine; further deterioration in the relationship between the U.S. and China and the potential for conflict in Taiwan; and more gradually, increasing barriers to free trade and diversity of supply chains as a result of inter-bloc economic competition and efforts to re-shore strategic production.
Lloyds Bank Group is also likely to be subject to domestically-sourced political risks, including a prospective change of government, policy and regulation in the lead-up to a UK general election which must take place by January 2025. In particular, choices of taxation and spending priorities against a backdrop of fiscal pressures and income and regional inequalities could have implications for Lloyds Bank Group’s customers, financial condition and prospects.
Outside of the standard economic and financial risks, and the implications of geopolitical developments, Lloyds Bank Group faces a large number of other risks which may have broader economic and financial consequences. Any and all such events described herewith could have a material adverse effect on Lloyds Bank Group’s business, financial condition, results of operations, prospects, liquidity, capital position and credit ratings (including potential changes of outlooks or ratings), as well as on its customers, borrowers, counterparties, employees and suppliers.
Pertinent risks include, but are not confined to, risks relating to climate change, epidemiological and health-related developments, and technological disruptions, including from the wider adoption of artificial intelligence.
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

91	Lloyds Bank plc Annual Report on Form 20-F 2023

Risk factors continued
Lloyds Bank Group is also subject to the risk of deterioration of the commercial soundness and/or perceived soundness of other financial services institutions within and outside the UK. Financial services institutions that deal with each other are interrelated as a result of trading, investment, clearing, counterparty and other relationships. This presents systemic risk, as was seen during the failures of Silicon Valley Bank and Credit Suisse in 2023, and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which Lloyds Bank Group interacts on a daily basis, any of which could have a material adverse effect on Lloyds Bank Group’s ability to raise new funding. A default by, or even concerns about the financial resilience of, one or more financial services institutions could lead to further significant systemic liquidity problems, or losses or defaults by other financial institutions, which could have a material adverse effect on Lloyds Bank Group’s results of operations, financial condition or prospects.
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
In addition, medium-term growth in Lloyds Bank Group’s lending activities will rely, in part, on the availability of retail deposit funding on appropriate terms, which is dependent on a variety of factors outside Lloyds Bank Group’s control, such as general macroeconomic conditions and market volatility, the confidence of retail depositors in the economy, the financial services industry and Lloyds Bank Group, as well as the availability and extent of deposit guarantees. Increases in the cost of retail deposit funding will impact on Lloyds Bank Group’s margins and affect profit, and a lack of availability of retail deposit funding could have a material adverse effect on its future growth. Any loss in consumer confidence in Lloyds Bank Group could significantly increase the amount of retail deposit withdrawals in a short period of time. See “Economic and Financial Risks – Lloyds Bank Group’s businesses are subject to inherent and indirect risks arising from general macroeconomic conditions in the UK in particular, but also in the Eurozone, the U.S., Asia and globally”.
Lloyds Bank Group makes use of central bank funding schemes such as the BoE’s Term Funding Scheme with additional incentives for SMEs (the “TFSME”). Following the closure of this scheme in 2021, Lloyds Bank Group will have to replace matured drawings in 2025, 2027 and beyond, which could cause an increased dependence on term funding issuances. If the wholesale funding markets were to suffer stress or central bank provision of liquidity to the financial markets is abruptly curtailed, or Lloyds Bank Group’s credit ratings are downgraded, it is possible that wholesale funding will prove more difficult to obtain.
Any of the refinancing or liquidity risks mentioned above, in isolation or in concert, could have a material adverse effect on Lloyds Bank Group’s results or operations and its ability to meet its financial obligations as they fall due.
3.A reduction in Lloyds Bank Group’s longer-term credit rating could materially adversely affect Lloyds Bank Group’s results of operations, financial condition or prospects
Rating agencies regularly evaluate Lloyds Banking Group plc and Lloyds Bank Group, and their ratings of longer-term debt are based on a number of factors which can change over time, including Lloyds Bank Group’s financial strength as well as factors not entirely within its control, such as conditions affecting the financial services industry generally, and the legal and regulatory frameworks affecting its legal structure, business activities and the rights of its creditors. In light of the difficulties in the financial services industry and the financial markets, there can be no assurance that Lloyds Banking Group plc and Lloyds Bank Group will maintain their current ratings. The credit rating agencies may also revise the ratings methodologies applicable to issuers within a particular industry or political or economic region. If credit rating agencies perceive there to be adverse changes in the factors affecting an issuer’s credit rating, including by virtue of change to applicable ratings methodologies, the credit rating agencies may downgrade, suspend or withdraw the ratings assigned to an issuer and/or its securities. A downgrade of an entity of Lloyds Bank Group may materially adversely affect the other individual Lloyds Banking Group entities, or Lloyds Banking Group as a whole. Downgrades of either Lloyds Banking Group’s longer-term credit rating or Lloyds Bank Group’s and its rated subsidiaries’ longer-term credit rating could lead to additional collateral posting and cash outflow, significantly increase Lloyds Bank Group’s borrowing costs, limit its issuance capacity in the capital markets and weaken Lloyds Bank Group’s competitive position in certain markets.
4.Lloyds Bank Group’s businesses are inherently subject to the risk of market fluctuations, which could have a material adverse effect on the results of operations, financial condition or prospects of Lloyds Bank Group
Lloyds Bank Group’s businesses are inherently subject to risks in financial markets including changes in, and increased volatility of, interest rates, inflation rates, credit spreads, foreign exchange rates, commodity, equity, bond and property prices and the risk that its customers act in a manner which is inconsistent with Lloyds Bank Group’s business, pricing and hedging assumptions. Movements in these markets will continue to have a significant adverse or positive impact on Lloyds Bank Group in a number of key areas.
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
In circumstances where fair values are determined using financial valuation models,

92	Lloyds Bank plc Annual Report on Form 20-F 2023

Risk factors continued
Lloyds Bank Group’s valuation methodologies may require it to make assumptions, judgements and estimates in order to establish fair value. These valuation models are complex, and the assumptions used are difficult to make and are inherently uncertain. This uncertainty may be amplified during periods of market volatility and illiquidity. Any consequential impairments, write-downs or adjustments could have a material adverse effect on Lloyds Bank Group’s results of operations, capital ratios, financial condition or prospects.
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
Key economic risks in the current conjuncture centre on the finely-balanced position of the global economic cycle. Monetary policy has been tightened substantially in the UK and globally in response to inflationary pressures that emerged in the aftermath of the twin supply shocks of the COVID-19 pandemic and Russia’s invasion of Ukraine. This has achieved a policy stance generally considered to be intentionally restrictive on aggregate economic activity. There remains uncertainty around whether the extent of monetary policy restriction applied to date is sufficient to eventually return inflation rates to rates targeted by central banks. This may mean an argument for further policy tightening. Conversely, with the full effect of the monetary policy tightening to date yet to be felt on either economic activity or in terms of its eventual impact on inflation, there remains the risk of overtightening, prospectively leading to an unexpected deterioration of economic activity and recessions.
If necessitated by the persistence of underlying inflationary pressures, the further tightening of monetary policy should be expected to add to pressure on individual disposable incomes as well as corporate profits. Whether operating through increases in policy rates or through the direct and indirect effects of ‘Quantitative Tightening’ reversing past purchases of assets by central banks, such impacts on customers could adversely affect the Group’s profitability and prospects. Moreover, the further tightening of monetary policy may accentuate financial vulnerabilities among consumers as well as entities with stretched balance sheets in both the non-financial and financial sectors, including governments and non-bank financial institutions such as insurers, pension funds, hedge funds and mutual funds. More restrictive settings of monetary policy may crystallise a risk of more sudden and discontinuous repricing of assets, and the potential for wider contagion effects. A decline in collateral values could lead to a reduction in recoverability and value of the Group’s assets and higher levels of expected credit loss allowances, which could have an adverse effect on its operations, financial condition and prospects.
Conversely, if prompted by economic weakness or quicker-than-expected disinflation, decreases in policy rates could lead to pressure on Lloyds Bank Group’s interest margins, potentially adversely affecting Lloyds Bank Group’s profitability and prospects.
7.Lloyds Bank Group’s businesses are subject to inherent risks concerning borrower and counterparty credit quality which have affected and may adversely impact the recoverability and value of assets on Lloyds Bank Group’s balance sheet
Lloyds Bank Group has exposures to many different products, counterparties, obligors and other contractual relationships and the credit quality of its exposures can have a significant impact on its earnings. Credit risk exposures are categorised as either “retail” or “corporate” and reflect the risks inherent in Lloyds Bank Group’s lending and lending-related activities.
Adverse changes in the credit quality of Lloyds Bank Group’s UK and/or international borrowers and counterparties or collateral held in support of exposures, or in their behaviour or businesses, may reduce the value of Lloyds Bank Group’s assets and materially increase its write-downs and allowances for impairment losses. Credit risk can be affected by a range of factors outside Lloyds Bank Group’s control, which include but are not limited to an adverse economic environment, the effect of the UK’s withdrawal from the EU and other changes to external trading agreements, increased unemployment, reduced UK and global consumer and/or government spending and benefits, and changes in consumer and customer demands and requirements, reduced income levels, decreased consumer confidence, reduced corporate profits, labour shortages, knock-on impact of geopolitical developments such as the war in Ukraine and the conflict in the Middle East including, but not limited to, supply constraints and rising energy and commodity costs, which are contributing to high and persistent inflation increasing and/or sustained high interest rates, changes in the credit rating of individual counterparties, over-indebtedness and the debt levels of individual contractual counterparties, increased personal or corporate insolvency levels, changes to insolvency regimes which make it harder to enforce against counterparties, counterparty challenges to the interpretation or validity of contractual arrangements, reduced asset values, falling stock and bond/other financial markets, changes in interest rates or foreign exchange rates, an increase in credit spreads, negative reputational impact or direct campaigns which adversely impact customers, industries or sectors and any external factors of a political, legislative, environmental or regulatory nature, including changes in accounting rules and changes to tax legislation and rates.
In particular, Lloyds Bank Group has exposure to concentration risk where its business activities focus particularly on a single obligor, related/connected group of obligors or a similar type of customer (borrower, sovereign, financial institution or central counterparty), product, industrial sector or geographic location, including the UK.

93	Lloyds Bank plc Annual Report on Form 20-F 2023

Risk factors continued
Lloyds Bank Group’s credit exposure includes residential mortgage lending (in the UK and, to a lesser extent, the Netherlands) and commercial real estate lending, including lending secured against secondary and tertiary commercial property assets in the UK. As a result, decreases in residential or commercial property values, reduced rental payments and/or increases in tenant defaults are likely to lead to higher impairment charges, which could materially affect Lloyds Bank Group’s results, operations, financial condition or prospects. Risks to the housing market are growing because of elevated mortgage rates and tightening lending standards, which may result in adjustments to housing valuations. Elevated interest rates could lead to ‘payment shock’ for borrowers on a variable rate mortgage or whose fixed rate mortgages are due to expire, with a second order impact for renters as landlords may increase rents. An increase in housing costs could make current customer borrowing unaffordable, leading to an increase in defaults and higher impairment charges on secured and unsecured retail exposures. Lloyds Bank Group also has significant credit exposure to certain individual counterparties in higher risk and cyclical asset classes and sectors (such as commercial real estate, financial intermediation, manufacturing, leveraged lending, oil and gas and related sectors, hotels, commodities trading, automotive and related sectors, construction, agriculture, consumer-related sectors (such as retail, passenger transport and leisure), house builders and outsourcing services). All sectors, including vulnerable sectors, may also feel the pressure from a number of heightened risk drivers, including higher energy costs. Lloyds Bank Group’s retail customer portfolios will remain strongly linked to the UK economic environment, with house price deterioration, unemployment increases, inflationary pressures, consumer over-indebtedness and prolonged low or rising interest rates among the factors that may impact secured and unsecured retail credit exposures. Deterioration in used vehicle prices, including as a result of changing consumer demand or the transition of the motor sector from vehicles with internal combustion engines to electric vehicles, could result in increased provisions and/or losses and/or accelerated depreciation charges.
In addition, climate change is likely to have a significant impact on many of Lloyds Bank Group’s customers, as well as on various industry sectors that Lloyds Bank Group operates in. There is a risk that borrower and counterparty credit quality and collateral/asset valuations could be adversely affected as a result of these changes. See also “Business and Operational Risks - Lloyds Bank Group is subject to the financial and non-financial risks related with Environmental, Social and Governance (“ESG”) matters, for example, climate change and human rights issues”.
Lloyds Bank Group’s corporate lending portfolio also contains substantial exposure to large and mid-sized, public and private companies. These exposures may give rise to single name concentration and risk capital exposure. Corporate customers, particularly those in consumer facing sectors, are likely to be further impacted by a reduction in discretionary consumer spending in the face of higher inflation and elevated interest rates. Higher rates also increase refinance risk across Lloyds Bank Group’s portfolios. Recent depreciation of Sterling has resulted in increased costs for customers, particularly those with little or no hedging arrangements and those heavily reliant on imports. Lloyds Bank Group’s corporate and financial institution portfolios are also susceptible to “fallen angel” risk, that is, the probability of significant default increases following material unexpected events, resulting in the potential for large losses. As in the UK, Lloyds Bank Group’s lending business overseas is also exposed to a small number of long-term customer relationships and these single name concentrations place Lloyds Bank Group at risk of loss should default occur.
Any disruption to the liquidity or transparency of the financial markets may result in Lloyds Bank Group’s inability to sell or syndicate securities, loans or other instruments or positions held (including through underwriting), thereby leading to concentrations in these positions. These concentrations could expose Lloyds Bank Group to losses if the mark-to-market value of the securities, loans or other instruments or positions declines causing Lloyds Bank Group to take write-downs. Moreover, the inability to reduce Lloyds Bank Group’s positions not only increases the market and credit risks associated with such positions, but also increases the level of risk-weighted assets on Lloyds Bank Group’s balance sheet, thereby increasing its capital requirements and funding costs, all of which could materially adversely affect Lloyds Bank Group’s results of operations, financial condition or prospects. Financial markets turbulence could result in reductions in the value of financial collateral, requiring counterparties to post additional funds. Instances where counterparties are unable to meet these margin calls, whether due to operational issues, failure of Lloyds Bank Group’s counterparties receiving funds expected from their own counterparties or a lack of borrower liquidity, could place Lloyds Bank Group at risk of loss should default occur.
The highly interconnected nature of the financial services ecosystem exposes Lloyds Bank Group to a heightened level of contagion and systemic risk. Despite the diversified range of products and services offered by Lloyds Bank Group (across a range of sectors and geographies), the underlying commonalities in exposures can lead to unexpected levels of concentration and correlation risk once aggregated across clients and sectors. For example, this may include: i) similarities in security to support lending and trading activity; ii) common use of, and exposure to, core financial services infrastructure (such as custodians, clearing houses and payment banks); and iii) underlying exposures being governed by the same regulation. Although the exposure to certain risk types, including but not limited to credit, will vary across different areas of Lloyds Bank Group, this interconnectedness results in a higher propensity for risk transfer, both internally and across the wider financial services sector, meaning the financial quantification of risk is difficult. The shadow banking sector, which is the provision of credit intermediation to borrowers by institutions which are not formally regulated as banks, has grown significantly in recent years, and now represents a significant proportion of the global financial system, giving rise to indirect risks across the financial system, through interconnectedness and asset price volatility. Whilst Lloyds Bank Group monitors and controls direct exposure to the shadow banking sectors, Lloyds Bank Group remains at risk from direct and indirect risks, which could materially increase its write-downs and allowances for impairment losses.
Providing support to customers under the COVID-19 government schemes meant that Lloyds Bank Group extended its lending risk appetite in line with the various scheme guidelines at the time and, despite the protection offered by the UK Government’s or by the BoE’s guarantees, as applicable, in respect of the schemes, this may lead to additional losses. These schemes (Bounce Back Loans Scheme (“BBLS”), Coronavirus Business Interruption Loan Scheme (“CBILS”) and Coronavirus Large Business Interruption Loan Scheme (“CLBILS”)) closed to new applications on 31 March 2021.
Repayments on government lending scheme loans commenced from the second quarter of 2021. However, BBLS benefits from Pay As You Grow options which may materially delay repayments through, for example, extended payment holidays, and have the potential to delay recognition of customer financial difficulties.
Lending decisions, and decisions related to other exposures (including, but not limited to, undrawn commitments, derivative, equity, contingent and/or settlement risks), are dependent on Lloyds Bank Group’s assessment of each customer’s ability to repay and the value of any underlying security. Such assessments may also take into account future forecasts, which may be less reliable due to the uncertainty of their accuracy and probability. There is an inherent risk that Lloyds Bank Group has incorrectly assessed the credit quality and/or the ability or willingness of borrowers to repay, possibly as a result of incomplete or inaccurate disclosure by those borrowers or as a result of the inherent uncertainty that is involved in the exercise of constructing and using models to estimate the risk of lending to counterparties.

94	Lloyds Bank plc Annual Report on Form 20-F 2023

Risk factors continued
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
(i)certain aspects of Lloyds Bank Group’s activities and business may be determined by the relevant authorities, the Financial Ombudsman Service, regulatory bodies or the courts to not have been conducted in accordance with applicable laws or regulations;
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

95	Lloyds Bank plc Annual Report on Form 20-F 2023

Risk factors continued
Regulatory and legal actions pose a number of risks to Lloyds Bank Group, including substantial monetary damages or fines, the amounts of which are difficult to predict and may exceed the amount of provisions set aside to cover such risks. See “Regulatory and Legal Risks – The financial impact of legal proceedings and regulatory risks may be material and is difficult to quantify. Amounts eventually paid may materially exceed the amount of provisions set aside to cover such risks, or existing provisions may need to be materially increased in response to changing circumstances”. In addition, Lloyds Bank Group may be subject, including as a result of regulatory actions, to other penalties and injunctive relief, civil or private litigation arising out of a regulatory investigation or otherwise, the potential for criminal prosecution in certain circumstances and regulatory restrictions on Lloyds Bank Group’s business, including the potential requirement to hold additional capital, all of which can have a negative effect on Lloyds Bank Group’s reputation as well as taking a significant amount of management time and resources away from the implementation of its strategy.
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
Regulatory divergence, including for example with respect to Payment Service Regulations, Consumer Credit Directive, General Data Protection Regulations and Edinburgh Reforms, as a consequence of the UK’s exit from the EU and developments in both the UK and the EU, is likely to result in increased compliance costs on Lloyds Bank Group and potential barriers to cross-border trade in financial services and loss of customers.
General changes in government, central bank or regulatory policy, or changes in regulatory regimes that may influence investor decisions in particular markets in which Lloyds Bank Group operates, and which may change the structure of those markets and the products offered or may increase the costs of doing business in those markets.
3.Lloyds Banking Group, including Lloyds Bank Group, is subject to resolution planning requirements, which could have an adverse impact on Lloyds Bank Group’s business
In July 2019, the BoE and the PRA published final rules for a resolvability assessment framework (the “Resolvability Assessment Framework”), and full implementation of the framework became effective from 1 January 2022. This requires Lloyds Banking Group to carry out a detailed assessment of its preparations for resolution and publicly disclose this every two years. The BoE published the results of their first assessment of Lloyds Banking Group’s preparations for resolution on 10 June 2022. The BoE identified one shortcoming and no deficiencies or substantive impediments to resolvability. The shortcoming is with regards to Lloyds Banking Group’s approach to achieving the Adequate Financial Resources outcome relating to Lloyds Banking Group’s Funding in Resolution capabilities. Lloyds Banking Group has enhanced its capabilities and believes these enhancements will work towards addressing the BoE findings. Lloyds Banking Group submitted its second Resolvability Assessment Framework Self-Assessment in October 2023, and the BoE will assess progress and report publicly in June 2024. In the event the outcome of biennial assessments as part of the Resolvability Assessment Framework result in the BoE identifying deficiencies or substantive impediments to resolvability, there may be further direction from the BoE to remove impediments to ensure the effective exercise of stabilisation powers which could affect the way in which Lloyds Banking Group manages its business and ultimately impact the profitability of Lloyds Bank Group. In addition, the public disclosure of the outcome of such assessments may affect the way Lloyds Banking Group is perceived by the market which, in turn, may affect the secondary market value of securities issued by the Bank and members of Lloyds Bank Group.
4.Lloyds Banking Group, including Lloyds Bank Group, is subject to regulatory actions which may be taken in the event of a bank or Lloyds Banking Group failure
Under the Banking Act 2009, as amended, (the “Banking Act”), substantial powers have been granted to HM Treasury, the BoE, the PRA and the UK Financial Conduct Authority (the “FCA”, and together with the HM Treasury, the BoE and the PRA, the “Authorities”) as part of the special resolution regime (the “SRR”). These powers enable the Authorities to deal with and stabilise UK-incorporated institutions with permission to accept deposits (including the Bank and the other members of Lloyds Bank Group) if they are failing or are likely to fail to satisfy certain threshold conditions.
The SRR consists of five stabilisation options: (i) mandatory transfer of all or part of the business of the relevant entity or the shares of the relevant entity to a private sector purchaser; (ii) transfer of all or part of the business of the relevant entity to a “bridge bank” established and wholly owned by the BoE; (iii) transfer of all or part of the relevant entity or “bridge bank” to an asset management vehicle; (iv) bail-in of the relevant entity’s equity, capital instruments and liabilities; and (v) temporary public ownership of the relevant entity. HM Treasury may also take a parent company of a relevant entity into temporary public ownership where certain conditions are met. Certain ancillary powers include the power to modify contractual arrangements in certain circumstances.

96	Lloyds Bank plc Annual Report on Form 20-F 2023

Risk factors continued
Under the Banking Act, powers are granted to the BoE which include, but are not limited to: (i) a mandatory “write-down and conversion power” relating to Tier 1 and Tier 2 capital instruments and (ii) a “bail-in” power relating to the capital instruments and the vast majority of unsecured liabilities (including the senior unsecured debt securities issued by the Bank and members of Lloyds Bank Group). While Lloyds Banking Group plc is currently the resolution entity for Lloyds Banking Group pursuant to the BoE’s “single point of entry” resolution model, bail-in is capable of being applied to all of the Bank’s and members of Lloyds Bank Group’s senior unsecured and subordinated debt instruments with a remaining maturity of greater than seven days. Such loss absorption powers give the BoE the ability to write-down or write-off all or a portion of the claims of certain securities of a failing institution or group and/or to convert certain debt claims into another security, including ordinary shares of the surviving group entity, if any. Such resulting ordinary shares may be subject to severe dilution, transfer for no consideration, write-down or write-off. The Banking Act specifies the order in which the mandatory write-down and conversion power and the bail-in tool should be applied, reflecting the hierarchy of capital instruments under Regulation (EU) No 575/2013 (as amended) as it forms part of domestic law by virtue of the EUWA and related legislation, with certain amendments (the “Capital Requirements Regulation”) and otherwise respecting the hierarchy of claims in an ordinary insolvency. Furthermore, the BoE has published a statement in regards to the UK creditor hierarchy which explains that the UK’s bank resolution framework has a clear statutory order in which shareholders and creditors would bear losses in a resolution or insolvency scenario and that Additional Tier 1 instruments rank ahead of CET1 and behind Tier 2 in the hierarchy. Holders of such instruments should expect to be exposed to losses in resolution or insolvency in the order of their positions in this hierarchy. Moreover, the Banking Act and secondary legislation made thereunder provides certain limited safeguards for creditors in specific circumstances. For example, a holder of debt securities issued by the Bank should not suffer a worse outcome as a result of resolution proceedings than it would in insolvency proceedings. However, this “no creditor worse off” safeguard may not apply in relation to an application of the write-down and conversion power in circumstances where a stabilisation power is not also used. The exercise of mandatory write-down and conversion power, or other stabilisation powers under the Banking Act, or any suggestion of such exercise could materially adversely affect the rights of the holders of equity and debt securities and the price or value of their investment and/or the ability of Lloyds Bank Group to satisfy its obligations under such debt securities.
The BoE also has powers to amend the terms of contracts (for example, varying the maturity of a debt instrument) and to override events of default or termination rights that might be invoked as a result of the exercise of the resolution powers, which could have a material adverse effect on the rights of holders of the debt securities issued by the Bank and members of Lloyds Bank Group, including through a material adverse effect on the price of such securities. The Banking Act also gives the BoE the power to override, vary or impose contractual obligations between a UK bank, its holding company and its group undertakings for reasonable consideration, in order to enable any transferee or successor bank to operate effectively. There is also power for HM Treasury to amend the law (excluding provisions made by or under the Banking Act) for the purpose of enabling it to use the regime powers effectively, potentially with retrospective effect.
The determination that securities and other obligations issued by the Bank and members of Lloyds Bank Group will be subject to loss absorption is likely to be inherently unpredictable and may depend on a number of factors which may be outside of Lloyds Bank Group’s control. This determination will also be made by the BoE and there may be many factors, including factors not directly related to Lloyds Bank Group, which could result in such a determination. Because of this inherent uncertainty and given that the relevant provisions of the Banking Act remain largely untested in practice, it will be difficult to predict when, if at all, the exercise of a loss absorption power may occur which would result in a principal write-off or conversion to other securities. Moreover, as the criteria that the BoE will be obliged to consider in exercising any loss absorption power provide it with considerable discretion, holders of the securities issued by the Bank and members of Lloyds Bank Group may not be able to refer to publicly available criteria in order to anticipate a potential exercise of any such power and consequently its potential effect on Lloyds Bank Group and the securities issued by the Bank and members of Lloyds Bank Group.
Potential investors in the securities issued by the Bank and members of Lloyds Bank Group should consider the risk that a holder may lose some or all of its investment, including the principal amount plus any accrued interest, if such statutory loss absorption measures are acted upon. The Banking Act provides that, other than in certain limited circumstances set out in the Banking Act, extraordinary governmental financial support will only be available to Lloyds Bank Group as a last resort once the write-down and conversion powers and resolution tools referred to above have been exploited to the maximum extent possible. Accordingly, it is unlikely that investors in securities issued by the Bank and members of Lloyds Bank Group will benefit from such support even if it were provided.
Holders of the Bank and members of Lloyds Bank Group’s securities may have limited rights or no rights to challenge any decision of the BoE or HM Treasury to exercise the UK resolution powers or to have that decision reviewed by a judicial or administrative process or otherwise. Accordingly, trading behaviour in respect of such securities is not necessarily expected to follow the trading behaviour associated with other types of securities that are not subject to such resolution powers. Further, the introduction or amendment of such resolution powers, and/or any implication or anticipation that they may be used, may have a significant adverse effect on the market price of such securities, even if such powers are not used.
The minimum requirement for own funds and eligible liabilities (“MREL”) applies to UK financial institutions and mandates the issuance of a minimum level of own funds and debt instruments that are capable of being written-down or converted to equity in order to prevent a financial institution or its group from failing in a crisis. From 1 January 2022, Lloyds Banking Group plc and its material subsidiaries including the Bank have been required to maintain a minimum level of MREL resources in line with the BoE’s MREL statement of policy (“MREL SoP”), being the higher of 2 times Pillar 1 plus 2 times Pillar 2A, or 6.5% of the UK leverage ratio exposure measure, calculated on a sub consolidated basis and on an individual basis.
In addition, Lloyds Bank Group’s costs of doing business may increase by amendments made to the Banking Act in relation to deposits covered by the UK Financial Services Compensation Scheme (the “FSCS”). Lloyds Bank Group contributes to compensation schemes such as the FSCS in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers. Furthermore, any future reforms to increase the deposit protection limits, or more broadly, to enhance the SRR could have cost implications for the banking industry as a whole. The ultimate cost to the industry, which will also include the cost of any compensation payments made by the FSCS and, if necessary, the cost of meeting any shortfall after recoveries on the borrowings entered into by the FSCS, remains uncertain but may be significant and may have a material effect on Lloyds Bank Group’s business, results of operations or financial condition.

97	Lloyds Bank plc Annual Report on Form 20-F 2023

Risk factors continued
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
See also the risk factor above entitled “Economic and Financial Risks - Lloyds Bank Group’s businesses are subject to inherent risks concerning liquidity and funding, particularly if the availability of traditional sources of funding such as retail deposits or the access to wholesale funding markets becomes more limited”.
A shortage of capital could arise from (i) a depletion of Lloyds Bank Group and/or the Bank’s capital resources through increased costs or liabilities and reduced asset values which could arise as a result of the crystallisation of credit-related risks, regulatory and legal risks, business and economic risks, operational risks, financial soundness-related risks and other risks; and/or (ii) changes to the actual level of risk faced by Lloyds Bank Group and/or the Bank requiring higher capital to be held; and/or (iii) changes required by legislation or set by the regulatory authorities increasing the amount of minimum capital requirements and/or the risk weightings applicable to its assets.
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
6.The financial impact of legal or other proceedings and regulatory risks may be material and is difficult to quantify. Amounts eventually paid may materially exceed the amount of provisions set aside to cover such risks, or existing provisions may need to be materially increased in response to changing circumstances
Where provisions have already been taken in published financial statements of Lloyds Bank Group or results announcements for ongoing legal or regulatory matters, these have been recognised, in accordance with IAS 37 (“Provisions, Contingent Liabilities and Contingent Assets”) (“IAS 37”), as the best estimate of the expenditure required to settle the obligation as at the reporting date. Such estimates are inherently uncertain, and it is possible that the eventual outcomes may differ materially from current estimates, resulting in future increases or decreases to the required provisions, or actual losses that exceed or fall short of the provisions taken.
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
Following the UK Financial Conduct Authority’s (FCA) Motor Market review, Lloyds Bank Group continues to receive a number of court claims and complaints, in respect of motor finance commissions and is actively engaging with the UK Financial Ombudsman Service (FOS) in its assessment of these complaints. On 10 January 2024, the FOS issued its Final Decision on a complaint relating to the Group, as well as decisions relating to other industry participants. On 11 January 2024, the FCA announced a section 166 review of historical motor finance commission arrangements and sales and plans to communicate a decision on next steps in the third quarter of 2024, on the basis of the evidence collated in the review. The FCA has indicated that such steps could include establishing an industry-wide consumer redress scheme and/or applying to the Financial Markets Test Case Scheme, to help resolve any contested legal issues of general importance. In response to both the FOS decisions and the FCA announcement, Lloyds Bank Group has recognised a charge of £450 million. This includes estimates for operational and legal costs, including litigation costs, together with estimates for potential awards, based on various scenarios using a range of assumptions, including for example, commission models, commission rates, applicable time periods (between 2007 and 2021), response rates and uphold rates. Costs and awards could arise in the event that the FCA concludes there has been misconduct and customer loss that requires remediation, or from adverse litigation decisions. However, while the FCA review is progressing there is significant uncertainty as to the extent of misconduct and customer loss, if any, the nature and extent of any remediation action, if required, and its timing. The ultimate financial impact could therefore materially differ from the amount provided, both higher or lower.
Lloyds Bank Group has incurred costs for Payment Protection Insurance over a number of years totalling £21,960 million. Lloyds Bank Group continues to challenge PPI litigation cases, with mainly legal fees and operational costs associated with litigation activity recognised within regulatory and legal provisions.

98	Lloyds Bank plc Annual Report on Form 20-F 2023

Risk factors continued
In November 2014, the UK Supreme Court ruled in Plevin v Paragon Personal Finance Limited [2014] UKSC 61 (“Plevin”) that failure to disclose to a customer a “high” commission payment on a single premium PPI policy sold with a consumer credit agreement created an unfair relationship between the lender and the borrower under section 140 of the Consumer Credit Act 1974. It did not define a tipping point above which commission was deemed “high”. The disclosure of commission was not a requirement of the Financial Services Authority (now FCA’s) Insurance: Conduct of Business sourcebook rules for the sale of general insurance (including PPI). Permission to appeal the redress outcome in the Plevin case was refused by the Court of Appeal in July 2015 and by the President of the Family Division in November 2015.
In November 2015 and August 2016, the FCA consulted on the introduction of a two-year industry deadline by which consumers would need to make their PPI complaints or lose their right to have them assessed, and proposed rules and guidance about how firms should handle PPI complaints fairly in light of the Plevin judgment discussed above. On 2 March 2017, the FCA confirmed an industry deadline of 29 August 2019. The FCA’s rules to address Plevin commenced on 29 August 2017. The industry deadline also applies to the handling of these complaints. The courts are not bound by the FCA’s complaints deadline or redress methodology. Customers therefore can and may wish to continue to bring litigation claims beyond the FCA’s deadline for complaints, which could have a material adverse effect on Lloyds Bank Group’s reputation, business, financial condition, results of operations and prospects.
Also, climate and sustainability-related disclosures are a rapidly evolving area and increasingly expose Lloyds Bank Group to risk in the face of legal and regulatory expectations, regulatory enforcement and class action risk. Lloyds Bank Group in the UK and elsewhere is increasingly becoming subject to more extensive climate and sustainability-related legal and regulatory requirements. In the UK, these include mandatory requirements by the FCA and under the Companies Act 2006 to make climate-related disclosures consistent with the recommendations of the Task Force on Climate related Financial Disclosures (“TCFD”). In addition, in August 2023, the FCA set out its intention to consult in 2024 on rules and guidance for listed companies to disclose in line with the UK-endorsed International Sustainability Standards Board (“ISSB”) standards and the Transition Plan Taskforce (“TPT”) Disclosure Framework published in October 2023 as a complementary package. Further regulatory requirements may emerge as part of the developing UK sustainability-related disclosure requirements. In some jurisdictions, particularly the United States, regulatory and enforcement activity around climate and sustainability initiatives is becoming increasingly politicised. This has resulted in a polarisation between promoting more extensive climate and sustainability-related requirements, such as the SEC’s proposed climate disclosure mandates, and challenging climate, nature and sustainability-related initiatives on the basis of allegations that they could breach applicable laws. Also, the final rules on the SEC’s proposed climate disclosure mandates are expected in 2024. In summary, the current and expected regulatory developments in climate and sustainability-related disclosures further expose Lloyds Bank Group to regulatory enforcement and class action risk.
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
Lloyds Bank Group has adopted policies and procedures aimed at detecting and preventing the use of its banking network and services for money laundering, financing terrorism, bribery, tax evasion, human trafficking, modern day slavery, wildlife trafficking and related activities. These controls, however, may not eliminate instances where third parties seek to use Lloyds Bank Group’s products and services to engage in illegal or improper activities. In addition, while Lloyds Bank Group reviews its relevant counterparties’ internal policies and procedures with respect to such matters, Lloyds Bank Group, to a large degree, relies upon its relevant counterparties to maintain and properly apply their own appropriate anti-money laundering procedures. Such measures, procedures and compliance may not be effective in preventing third parties from using Lloyds Bank Group (and its relevant counterparties) as a conduit for money laundering and terrorist financing (including illegal cash operations) without Lloyds Bank Group’s (and its relevant counterparties’) knowledge. In the course of its business, the Group engages in discussions with the PRA, FCA and other UK and overseas regulators on a range of matters including in relation to anti-money laundering. See the FCA investigation into the Group’s anti-money laundering control framework in note 34 on page F-77. If Lloyds Bank Group is associated with, or even accused of being associated with, or becomes a party to, money laundering or terrorist financing, its reputation could suffer and it could become subject to fines, sanctions and/or legal enforcement (including being added to any “restricted lists” that would prohibit certain parties from engaging in transactions with Lloyds Bank Group) as well as claims and allegations, any one of which could have a material adverse effect on its results of operations, financial condition and prospects.
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
8.Failure to manage the risks associated with changes in taxation rates or applicable tax laws, or misinterpretation of such tax laws, could materially adversely affect Lloyds Bank Group’s results of operations, financial condition or prospects
Tax risk is the risk associated with changes in taxation rates, applicable tax laws, misinterpretation of such tax laws, disputes with relevant tax authorities in relation to historic transactions or conducting a challenge to a relevant tax authority. Failure to manage this risk adequately could cause Lloyds Bank Group to suffer losses due to additional tax charges and other financial costs including penalties. Such failure could lead to adverse publicity, reputational damage and potentially costs materially exceeding current provisions, in each case to an extent which could have an adverse effect on Lloyds Bank Group’s results of operations, financial condition or prospects.

99	Lloyds Bank plc Annual Report on Form 20-F 2023

Risk factors continued
Business and operational risks
1.Lloyds Bank Group is exposed to operational risks, including the failure to build sufficient resilience into business operations, and underlying infrastructure and controls, as well as risks which may arise as a result of the failure of third party services
Lloyds Bank Group defines operational risks, as the risk of financial and non-financial impact through inadequate or failed internal processes, people and systems or from external events. Lloyds Bank Group’s businesses are dependent on the accurate and efficient processing and reporting of a high volume of complex transactions across a diverse set of products and services. These products and services are transacted in different currencies and subject to different legal and regulatory regimes. Any weakness or errors in these processes or systems could lead to an impact on Lloyds Bank Group’s results, the reporting of such results, the ability to deliver appropriate customer outcomes which may lead to an increase in complaints and/or damage to the reputation of Lloyds Bank Group, or on the Group’s ability to deliver appropriate customer outcomes which may lead to an increase in complaints and/or damage to the reputation of the Group or impact the Group’s financial performance.
Specifically, failure to develop, deliver or maintain effective IT solutions could lead to a material impact on customer service and business operations. Any prolonged loss of service availability could limit Lloyds Bank Group’s ability to provide services safely to its customers, effectively and efficiently which, could lead to customer redress and could cause longer term damage to Lloyds Bank Group’s brand. See “Business and Operational Risks – Lloyds Bank Group’s business is subject to risks related to cybercrime and technological failure”.
Lloyds Bank Group uses a range of third party suppliers to support the delivery of its strategy. These third party suppliers also expose Lloyds Bank Group to operational risk, through their own supplier relationships, internal processes, people and systems. Failure to appropriately manage and oversee these third party risks could impact Lloyds Bank Group’s ability to effectively achieve its customer, operational or business needs and could have a material effect on the Group’s business and financial position. Whilst the Group undertakes assurance and oversight of its suppliers to mitigate these risks, it remains possible that these risks could result in: a failure, delay or disruption in the provision of services to customers or adversely impact the performance by the Group, the Group facing unanticipated financial or reputational harm, or becoming subject to litigation or regulatory investigations and actions. Changing these third party vendors or moving critical services from one provider to another could pose additional risk.
Lloyds Bank Group is also exposed to risk of fraud and other criminal activities (both internal and external) due to the operational risks inherent in banking operations. Fraudsters may target any of Lloyds Bank Group’s products, services and delivery channels, including lending, internet banking, payments, bank accounts and cards. This may result in financial loss to Lloyds Bank Group and/or Lloyds Bank’s customers, poor customer experience, reputational damage, potential litigation and regulatory proceedings. Industry reported gross fraud losses have continued to increase as both financial institutions and their customers are targeted.
Fraud losses and their impacts on customers and the wider society are now an increasing priority for consumer groups, regulators and the UK Government. Any weakness in Lloyds Bank Group’s processes, systems or security could have an adverse effect on Lloyds Bank Group’s results and on the ability to deliver appropriate customer responses, which may lead to an increase in complaints and damage to Lloyds Bank Group’s reputation. See “Regulatory and Legal Risks – Lloyds Bank Group must comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations, and a failure to prevent or detect any illegal or improper activities fully or on a timely basis could negatively impact customers and expose Lloyds Bank Group to liability”.
2.Lloyds Bank Group is exposed to conduct risk
Lloyds Bank Group is exposed to various forms of conduct risk in its operations. Conduct risk is the risk of customer detriment due to poor design, distribution and execution of products or services, or other activities which could undermine the integrity of the market or distort competition, leading to customer harm, regulatory censure, or reputational damage or financial loss. Such risks are inherent in financial services. Forms of conduct risk include business and strategic planning, processes and systems that do not sufficiently consider customer needs which could lead to customers not receiving the best outcome to meet their needs, products and services that do not offer fair value (which could lead to customer harm) products being offered to customers that are not sustainable (which could lead to customers unfairly falling into arrears) ineffective management and monitoring of products and their distribution (which could result in customer harm), customer communications that are unclear, unfair, misleading or untimely (which could impact customer decision making and result in customer harm), a culture that is not sufficiently customer-centric (potentially driving improper decision making and customer harm), outsourcing of customer service and product delivery via third-parties that do not have the same level of control, oversight and customer-centric culture as Lloyds Bank Group (which could result in potentially unfair or inconsistent customer outcomes), the possibility of alleged mis-selling of financial products (which could require amendments to sales processes, withdrawal of products or the provision of restitution to affected customers, all of which may require additional provisions in Lloyds Bank Group’s financial accounts), ineffective management of customer complaints or claims (which could result in customer harm), ineffective processes or procedures to support customers, including those in potentially vulnerable circumstances (which could result in customer harm), and poor governance of colleagues’ incentives and rewards and approval of schemes which result in customer harm. Ineffective management and oversight of legacy conduct issues can also result in customers who are undergoing remediation being unfairly treated and therefore further rectification being required, including at the direction of regulators. Lloyds Bank Group is also exposed to the risk of engaging in, or failing to manage, conduct which could constitute market abuse, undermine the integrity of a market in which it is active, distort competition or create conflicts of interest. Each of these risks can lead to regulatory censure, reputational damage, regulatory intervention/enforcement, the imposition of lengthy remedial redress programmes and financial penalties or other loss for Lloyds Bank Group, all of which could have a material adverse effect on its results of operations, financial condition or prospects. Please also see Regulatory and legal risks – The financial impact of legal or other proceedings and regulatory risks may be material and is difficult to quantify. Amounts eventually paid may materially exceed the amount of provisions set aside to cover such risks, or existing provisions may need to be materially increased in response to changing circumstances.”

100	Lloyds Bank plc Annual Report on Form 20-F 2023

Risk factors continued
3.Lloyds Bank Group’s business is subject to risks related to cybercrime and technological failure
Cyber-threats are constantly evolving and increasing in terms of complexity, frequency, impact and severity. The financial sector remains a primary target for cybercriminals. Attempts are made on a regular basis to compromise Lloyds Bank Group’s IT systems and services, and to steal customer and bank data. Additionally, third parties may also fraudulently attempt to induce employees, customers, third party providers or other users who have access to Lloyds Bank Group’s systems to disclose sensitive information in order to gain access to Lloyds Bank Group’s data or that of customers or employees. Moreover, Lloyds Bank Group does not have direct control over the cybersecurity of the systems of its clients, customers, counterparties and third party service providers and suppliers, limiting Lloyds Bank Group’s ability to effectively defend against certain threats. Cybersecurity and information security events can derive from groups or factors such as: internal or external threat actors, human error, fraud or malice on the part of Lloyds Bank Group’s employees or third parties, including third party providers, or may result from accidental technological failure. Additionally, remote working arrangements, which emerged during the COVID-19 pandemic and are continuing for many of Lloyds Bank Group’s and third party providers’ employees, place heavy reliance on the IT systems that enable remote working and may increase exposure to fraud, conduct, operational and other risks and may place additional pressure on Lloyds Bank Group’s ability to maintain effective internal controls and governance frameworks. Remote working arrangements are also subject to regulatory scrutiny to ensure adequate recording, surveillance and supervision of regulated activities, and compliance with regulatory requirements and expectations, including requirements to: meet threshold conditions for regulated activities; ensure the ability to oversee functions (including any outsourced functions); ensure no detriment is caused to customers; and ensure no increased risk of financial crime. Common types of cyberattacks include, but are not limited to, deployment of malware to obtain covert access to systems and data; ransomware attacks that render systems and data unavailable through encryption; denial of service and distributed denial of service (DDoS) attacks; infiltration via business email compromise; social engineering, including phishing, vishing and smishing; automated attacks using botnets; and credential validation or stuffing attacks using login and password pairs from unrelated breaches.
A successful cyber-attack or technological failure may impact the confidentiality or integrity of Lloyds Bank Group’s or its clients’, employees’ or counterparties’ information or the availability of services to customers. As a result of such an event or a failure in Lloyds Banking Group’s cybersecurity policies, Lloyds Bank Group could experience a major disruption in operations, material financial loss, loss of competitive position, regulatory actions, inability to deliver customer services, breach of client contracts, loss of data or other sensitive information (including as a result of an outage), reputational harm or legal liability, which, in turn, could have a material adverse effect on its results of operations, financial condition or prospects. Lloyds Bank Group may be subject to litigation, sanctions and/or financial losses that are either not insured against fully or not fully covered through any insurance that it maintains. Lloyds Bank Group may be required to spend additional resources to notify or compensate customers, modify its protective measures, investigate and remediate vulnerabilities or other exposures, reinforce the due diligence of and revisit its working relationship with third party providers and develop and evolve its cybersecurity controls in order to minimise the potential effect of such attacks. Regulators in the UK, US, Europe and Asia continue to recognise cybersecurity as an important systemic risk to the financial sector and have highlighted the need for financial institutions to improve their monitoring and control of, and resilience (particularly of critical services) to cyberattacks, and to provide timely notification of them, as appropriate. In accordance with the Data Protection Act 2018 and the European Union Withdrawal Act 2018, the Data Protection, Privacy and Electronic Communications (Amendments Etc.) (EU Exit) Regulations 2019, as amended by the Data Protection, Privacy and Electronic Communications (Amendments Etc.) (EU Exit) Regulations 2020 (“UK Data Protection Framework”) and European Banking Authority (“EBA”) Guidelines on ICT and Security Risk Management the Group is required to ensure it implements timely, appropriate and effective organisational and technological safeguards against unauthorised or unlawful access to the data of Lloyds Bank Group, its customers and its employees. In order to meet this requirement, Lloyds Bank Group relies on the effectiveness of its internal policies, controls and procedures to protect the confidentiality, integrity and availability of information held on its IT systems, networks and devices as well as with third parties with whom Lloyds Bank Group interacts. A failure to monitor and manage data in accordance with the UK Data Protection Framework and EBA guidelines may result in financial losses, regulatory fines and investigations and associated reputational damage. Lloyds Bank Group expects greater regulatory engagement, supervision and enforcement to continue at a high level in relation to its overall resilience to withstand IT-related disruption, either through a cyberattack or some other disruptive event. Such increased regulatory engagement, supervision and enforcement is uncertain in relation to the scope, cost, consequence and the pace of change, which could negatively impact Lloyds Bank Group. Due to Lloyds Bank Group’s reliance on technology and the increasing sophistication, frequency and impact of cyberattacks, such attacks may have a material adverse impact on Lloyds Banking Group, its business, results of operations and outlook. Lloyds Bank Group faces risks related to innovation with new technologies, such as Artificial Intelligence (“AI”). AI can play an important role for businesses by improving customer service, increasing personalisation, or streamlining operational processes. However, Lloyds Bank Group must protect privacy and ensure ethical processing of data to maintain customer and regulator trust. Lloyds Bank Group’s control framework also needs to keep pace with evolving technology. The risks caused by AI include, among others, data poisoning, potential bias, discrimination, errors, misuse. Further, the use of AI may increase cyberattack and legal liability risk.
4.Lloyds Bank Group is subject to the financial and non-financial risks related with ESG matters, for example, climate change and human rights issues
Lloyds Bank Group is subject to the financial and non-financial risks related with ESG matters, for example, climate change and human rights issues.
The risks associated with ESG-related matters are coming under an increasing focus, both in the UK and internationally, from governments, regulators and large sections of society. This includes numerous topics, across environmental (including climate change, as well as biodiversity and loss of natural capital); social (including human rights issues, financial inclusion, and workforce diversity and inclusion and employee wellbeing); and governance (including board diversity, culture and ethics, executive compensation, management structure, employee conduct, data privacy and whistleblowing) matters.
ESG ratings from agencies and data providers which rate how Lloyds Bank Group manages environmental, social and governance risks are increasingly influencing investment decisions or being used as a basis to compare the sustainability of financial services providers. Any reduction in Lloyds Banking Group’s ESG ratings could have a negative impact on Lloyds Bank Group’s reputation, influence investors’ risk appetite and impact on customers’ willingness to deal with Lloyds Bank Group.
Legislative and regulatory expectations of how banks should prudently manage and transparently disclose ESG-related risks continue to evolve. This includes the Sustainability Disclosure Standards (S1 and S2) issued by the ISSB in June 2023. These standards are intended to provide greater international comparability for companies’ exposure to and management of both sustainability- and climate-related risks and opportunities. Failing to meet or understand the growing number of requirements around sustainability-related reporting across different jurisdictions presents a risk to Lloyds Bank Group’s compliance through its financial reporting.
In the UK, regulatory expectations are particularly focused on the risks related to climate change. These risks associated with climate change include: physical risks, arising from climate and weather-related events of increasing severity and/or frequency; and transition

101	Lloyds Bank plc Annual Report on Form 20-F 2023

Risk factors continued
risks resulting from the process of adjustment towards a lower carbon economy (including stranded, redundant or prohibited assets). Supervisory Statement 3/19 outlines the PRA’s supervisory expectations for managing climate-related risks, supported by further engagement through Dear CEO letters as understanding continues to evolve. Lloyds Bank Group must adequately embed the risks associated with climate change identified above into its risk framework to appropriately measure, manage and disclose the various financial and operational risks it faces as a result of climate change. If it fails to adapt its strategy and business model to the changing regulatory requirements and market expectations on a timely basis, this could have an adverse impact on Lloyds Bank Group’s regulatory compliance, as well as it results of operations, financial condition, capital requirements and prospects.
Physical risks from climate change arise from a number of factors, relating to specific weather events and longer term shifts in the climate. The nature and timing of extreme weather events are uncertain but they are increasing in frequency and their impact on the economy is predicted to be more acute in the future. The potential impact on the economy includes, but is not limited to, lower GDP growth, higher unemployment and significant changes in asset prices and profitability of industries.The physical risks could also lead to the disruption of business activity at customers’ locations. Damage to Lloyds Bank Group customers’ properties and operations could disrupt business, impair asset values and negatively impact the creditworthiness of customers leading to increased default rates, delinquencies, write-offs and impairment charges in Lloyds Bank Group’s portfolios. In addition, Lloyds Bank Group’s premises and resilience may also suffer physical damage due to weather events leading to increased costs and negatively affecting Lloyds Bank Group’s business continuity and reputation.
The move towards a low-carbon economy will also create transition risks, with widespread transition to a net zero economy across all sectors of the economy and markets in which Lloyds Bank Group operates will be required to meet the goals of the 2015 Paris Agreement, the UK’s Net Zero Strategy, the Glasgow Climate Pact of 2021 and pledges made at COP28 in December 2023. The impact of the extensive commercial, technological, policy and regulatory changes required to achieve transition remains uncertain, but it is expected to be significant and may be disruptive across the global economy and markets. Some sectors such as property, energy (including oil and gas), mining, infrastructure, transport (including automotive and aviation) and agriculture are expected to be particularly impacted . These changes may cause the impairment of asset values, impact the creditworthiness of Lloyds Bank Group’s customers, and impact defaults among retail customers (including through the ability of customers to repay their mortgages, as well as the impact on the value of the underlying property), which could result in currently profitable business deteriorating over the term of agreed facilities. They may also adversely affect a policyholder’s returns.
Lloyds Banking Group has set several ambitions across its own operations, supply chain and lending and investments to support the decarbonisation of its business in line with limiting global warming to 1.5°C. These ambitions are supported by financed emissions targets for Lloyds Banking Group’s lending, as part of Lloyds Banking Group’s membership of the Net Zero Banking Alliance. Making the changes necessary to achieve these ambitions may necessitate material and accelerated changes to Lloyds Bank Group’s business, operating model and existing exposures, including potential reductions to its exposure to customers that do not align with a transition to a net zero economy or do not have a credible transition plan, which may have a material adverse effect on Lloyds Bank Group’s ability to achieve its financial targets and generate sustainable returns. In addition, Lloyds Banking Group’s ability to achieve these ambitions, targets and commitments will depend on many factors and uncertainties beyond its direct control. These include the macroeconomic environment, the extent and pace of climate change, including the timing and manifestation of physical and transition risks, the effectiveness of actions of governments, legislators, regulators, businesses, investors, customers and other stakeholders to adapt and/or mitigate the impact of climate-related risks, changes in customer behaviour and demand, the challenges related with the implementation and integration of adoption policy tools, changes in the available technology for mitigation and adaptation, the availability of accurate, verifiable, reliable, consistent and comparable data. These internal and external factors and uncertainties will make it challenging for Lloyds Banking Group to meet its climate ambitions, targets and commitments and there is a risk that all or some of them will not be achieved. Any delay or failure in setting, making progress against or meeting Lloyds Banking Group’s climate-related ambitions, targets and commitments may have a material adverse effect on Lloyds Bank Group, its reputation, business, results of operations, outlook, market and competitive position and may increase the climate-related risks Lloyds Bank Group faces.
Lloyds Bank Group also recognises the need for a 'just transition', to ensure that the most disadvantaged members of society are not disproportionally affected by the transition to a net zero economy, for example, workers in industries that will be displaced by the transition will need to be considered and managed. Although Lloyds Banking Group is actively seeking to further understand how it integrates ‘just transition’ considerations alongside its environmental sustainability strategy, including leveraging insight from external memberships such as the Financing Just Transition Alliance, greater external attention on this subject could create risks, including potential reputational damage, for financial institutions, including Lloyds Bank Group.
Furthermore, inadequate climate risk disclosure could result in the loss of Lloyds Bank Group’s investor base as it will not be perceived to be a green investment. Equally, Lloyds Bank Group must ensure that its disclosures, communications and marketing provide an accurate reflection of the appropriate climate, or sustainability-related credentials. In November 2023, the FCA published Policy Statement PS23/16 requiring firms to follow specific rules and guidance for sustainability-related claims with effect from May 2024. The implications of inadequately managing or disclosing sustainability- and/or climate-related risks or evidencing progress in line with expectations, could also result in potential, customer attrition, loss of investor confidence or wider reputational damage. such as increased stakeholder concern or negative feedback, and increased scrutiny around Lloyds Bank Group’s activities relating to high emissions sectors and products.
There is increasing focus on nature-related risks beyond climate change, including risks that can be represented more broadly by economic dependency on nature, can and will have significant economic impact. These risks arise when the provision of natural services such as water availability, air quality, and soil quality are compromised by overpopulation, urban development, natural habitat and ecosystem loss, and other environmental stresses beyond climate change. This is an evolving and complex area which requires collaborative approaches with partners, stakeholders and peers to help measure and mitigate negative impacts of financing activities on the environment and all living things within it, as well as supporting nature-based solutions, habitat restoration and biodiversity markets. These risks can manifest in a variety of ways, across all principal risk types, for both Lloyds Bank Group and its customers.

102	Lloyds Bank plc Annual Report on Form 20-F 2023

Risk factors continued
There is also increased investor, regulatory, civil society and customer scrutiny regarding how businesses address social issues, including tackling inequality, improving financial inclusion and access to finance, working conditions, workplace health, safety and employee wellbeing, workforce diversity and inclusion, data protection and management, human rights and supply chain management which may impact Lloyds Bank Group’s employees, customers, and their business activities and the communities in which they operate. The key human rights risks that currently impact Lloyds Group include discrimination, in particular with respect to our employees and our customers, modern slavery, human rights and labour conditions in our supply chains, our investee companies and those of our customers. Failure to manage these risks may result in negative impacts on our people (both in terms of hiring and retention), our business and our reputation. Such failure could also lead to breaches of rapidly evolving legal and regulatory requirements and expectations in certain markets, and this could have reputational, legal and financial consequences for Lloyds Bank Group.
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
The Competition and Markets Authority (the “CMA”) launched a full market investigation into competition in the SME banking and personal current account (“PCA”) markets between 2014 and 2016 followed by the Retail Banking Market Investigation Order 2017 in February 2017. This led to a number of changes which have impacted the competitive environment, including the introduction of “open banking”, the publication of service quality information and improvements to current accounts switching. The FCA has also undertaken market reviews in each of the major retail product markets and introduced remedies to help customers compare and switch products. For example, the FCA’s overdraft pricing remedies which came into force in April 2020, required all firms to price their overdraft products using a simple comparable interest rate. In addition to this, the implementation of ring-fencing regulations in 2019 has had direct and indirect impacts on UK mortgage providers and the mortgage market. For some firms (who have historically utilised their retail deposits to fund activities outside of traditional retail banking), ring-fencing has impacted their ability to fund such non-retail banking resulting in additional access deposits which may have been directed to the mortgage market, increasing competition and driving down prices.
As a result of any restructuring or evolution in the market, there may emerge one or more new viable competitors in the UK banking market or a material strengthening of one or more of Lloyds Bank Group’s existing competitors in that market. Any of these factors or a combination thereof could have an impact on the profitability of Lloyds Bank Group.
6.Lloyds Bank Group could fail to attract, retain and develop high calibre talent
Lloyds Bank Group’s success depends on its ability to attract, retain and develop high calibre talent. Attracting additional and retaining existing skilled personnel is fundamental to the continued growth of Lloyds Bank Group. Personnel costs, including salaries, continue to increase as the general level of prices and the standard of living increases in the countries in which Lloyds Bank Group does business and as industry-wide demand for suitably qualified personnel increases. No assurance can be given that Lloyds Bank Group will successfully attract new personnel or retain existing personnel required to continue to grow its business and to successfully execute and implement its business strategy.
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

103	Lloyds Bank plc Annual Report on Form 20-F 2023

Risk factors continued
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
Lloyds Bank Group structure
The following are significant subsidiaries of Lloyds Bank plc as at 31 December 2023.

Name of subsidiary undertaking	Country of registration/ incorporation	Percentage of equity share capital and voting rights held	Nature of business	Registered office
HBOS plc	Scotland	100%	Holding company	The Mound, Edinburgh EH1 1YZ
Bank of Scotland plc	Scotland	100%*	Banking and financial services	The Mound, Edinburgh EH1 1YZ
*    Indirect interest

104	Lloyds Bank plc Annual Report on Form 20-F 2023

Forward looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Bank plc together with its subsidiaries (the Lloyds Bank Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about the Lloyds Bank Group’s or its directors’ and/or management’s beliefs and expectations, are forward-looking statements. Words such as, without limitation, ‘believes’, ‘achieves’, ‘anticipates’, ‘estimates’, ‘expects’, ‘targets’, ‘should’, ‘intends’, ‘aims’, ‘projects’, ‘plans’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘may’, ‘seek’, ‘estimate’, ‘probability’, ‘goal’, ‘objective’, ‘deliver’, ‘endeavour’, ‘prospects’, ‘optimistic’ and similar expressions or variations on these expressions are intended to identify forward-looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Lloyds Bank Group’s future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Lloyds Bank Group’s future financial performance; the level and extent of future impairments and write-downs; the Lloyds Bank Group’s ESG targets and/or commitments; statements of plans, objectives or goals of the Lloyds Bank Group or its management and other statements that are not historical fact and statements of assumptions underlying such statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, targets, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward-looking statements include, but are not limited to: general economic and business conditions in the UK and internationally; acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; the war between Russia and Ukraine; the conflicts in the Middle East; the tensions between China and Taiwan; political instability including as a result of any UK general election; market related risks, trends and developments; changes in client and consumer behaviour and demand; exposure to counterparty risk; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Lloyds Bank Group’s or Lloyds Banking Group plc’s credit ratings; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of the Lloyds Bank Group’s securities; tightening of monetary policy in jurisdictions in which the Lloyds Bank Group operates; natural pandemic and other disasters; risks concerning borrower and counterparty credit quality; longevity risks affecting defined benefit pension schemes; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Lloyds Bank Group; risks associated with the Lloyds Bank Group’s compliance with a wide range of laws and regulations; assessment related to resolution planning requirements; risks related to regulatory actions which may be taken in the event of a bank or Lloyds Bank Group or Lloyds Banking Group failure; exposure to legal, regulatory or competition proceedings, investigations or complaints; failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations; failure to prevent or detect any illegal or improper activities; operational risks including risks as a result of the failure of third party suppliers; conduct risk; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; technological failure; inadequate or failed internal or external processes or systems; risks relating to ESG matters, such as climate change (and achieving climate change ambitions) and decarbonisation, including the Lloyds Bank Group’s or the Lloyds Banking Group’s ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, and human rights issues; the impact of competitive conditions; failure to attract, retain and develop high calibre talent; the ability to achieve strategic objectives; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; inability to capture accurately the expected value from acquisitions; and assumptions and estimates that form the basis of the Lloyds Bank Group’s financial statements. A number of these influences and factors are beyond the Lloyds Bank Group’s control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Bank plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC’s website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Bank plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Bank plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today’s date, and the Lloyds Bank Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

105	Lloyds Bank plc Annual Report on Form 20-F 2023

Throughout these financial statements, references to the ‘Bank’ are to Lloyds Bank plc; references to the ‘Group’ are to Lloyds Bank plc and its subsidiary and associated undertakings.

F-1	Lloyds Bank plc Annual Report on Form 20-F 2023

Report of independent registered public accounting firm
To the shareholders and the Board of Directors of Lloyds Bank plc
Opinion on the financial statements
We have audited the accompanying consolidated balance sheets of Lloyds Bank plc and subsidiaries (the ‘Group’) as at 31 December 2023 and 2022, the related consolidated income statements, consolidated statements of comprehensive income, statements of changes in equity, and cash flow statements, for each of the three years in the period ended 31 December 2023, and the related notes and the tables marked as “Audited” in the Operating and financial review and prospects section on pages 14 to 75 (collectively referred to as the ‘financial statements’). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as at 31 December 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for opinion
These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the Group's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
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
Expected credit losses
Impairment of loans and advances
Refer to notes 2, 13, 18, 19 and 38 in the financial statements
Critical Audit Matter description
The Group has recognised £4.0 billion of expected credit losses (‘ECL’) as at 31 December 2023. The determination of ECL consists of a number of assumptions that are inherently uncertain and require a high degree of complex and subjective auditor judgement, specialised skills and knowledge, and complex impairment modelling. Specifically, the impact of high interest rates and inflation, as well as the economic impact of the rising cost of living on the ECL have been particularly judgemental in the current economic environment.
The key areas we identified as having the most significant level of management judgement were in respect of:
•Multiple economic scenarios (‘MES’);
•Collectively assessed ECL;
•Individually assessed ECL; and
•ECL model adjustments.
Multiple economic scenarios
The measurement of expected credit losses is required to reflect an unbiased probability-weighted range of possible future outcomes.
The Group’s economics team develops the future economic scenarios. Firstly, a base case forecast is produced based on a set of conditioning assumptions, which are designed to reflect the Group’s best view of future events. A full distribution of economic scenarios around this base case is produced using a Monte Carlo simulation and scenarios within that distribution are ranked using estimated relationships with industrywide historical loss data.
In addition to the base case, three scenarios are derived from the distribution as averages of constituent modelled scenarios around the 15th, 75th and 95th percentiles of the distribution corresponding to an upside, a downside and a severe downside, respectively. The severe downside is then adjusted to incorporate non-modelled paths for inflation and interest rate assumptions. The upside, the base case and the downside scenarios are weighted at 30 per cent and the severe downside at 10 per cent.
These four scenarios are then used as key assumptions in the determination of the ECL allowance.
The development of these multiple economic scenarios is inherently uncertain, highly complex, and requires significant judgement.
The principal consideration for our determination that the multiple economic scenarios is a key audit matter was the high degree of management judgement which required specialised auditor knowledge and a high degree of audit effort in areas such as evaluating the forward-looking information used by management, and the weighting applied.

F-2	Lloyds Bank plc Annual Report on Form 20-F 2023

Report of independent registered public accounting firm continued
Collectively assessed ECL
The ECL for the Retail and Commercial Banking divisions, except for individually assessed stage 3 commercial loans, is determined on a collective basis using impairment models. These models use a number of significant judgements to calculate a probability weighted estimate by applying a probability of default, exposure at default and a loss given default, taking account of collateral held or other loss mitigants, discounted using the effective interest rate.
The key judgements and estimates in determining the ECL include:
•modelling approach, modelling simplifications and judgements, and selection of modelling data;
•behavioural lives for the Retail division;
•credit risk ratings for the Commercial Banking division, which are performed on a counterparty basis for larger exposures by a credit officer; and
•the appropriate allocation of assets into the correct staging taking into account any significant deterioration in credit risk since inception of the loan.
Individually assessed ECL
For individual provision assessments of larger exposures in stage 3 in the Commercial Banking division, complex and subjective auditor judgement including specialised knowledge is required in evaluating the methodology, models and inputs that are inherently uncertain. The significant judgements in determining provisions are the:
•completeness and appropriateness of the potential workout scenarios identified;
•probability of default assigned to each identified potential workout scenarios; and
•valuation assumptions used in determining the expected recovery strategies.
ECL model adjustments
Adjustments are made to models to address known model and data limitations, and emerging or non-modelled risks. The current economic environment, characterised by elevated cost of living pressures on borrowers and high inflation, has increased the uncertainty of credit losses. As a result, the amount and timing of adjustments recognised in the model to account for the impacts of the current economic environment are highly judgemental and inherently uncertain. These adjustments require specialist auditor judgement when evaluating the:
•completeness of adjustments; and
•methodology, models and inputs used in determining the relevant adjustments.
Where impairment models do not incorporate all factors relevant to estimating the ECL, adjustments are made to address known model limitations and data limitations, emerging or non-modelled risks and the impact of economic uncertainty on different industry sectors. The measurement of judgements around model adjustments to evaluate the completeness of adjustments, methodology and model inputs for these adjustments is highly judgemental and inherently uncertain.
How the Critical Audit Matter was addressed in the audit
Multiple economic scenarios
We performed the following procedures:
•Tested the controls over the generation of the multiple economic scenarios including those over the Group’s governance processes to determine the base case, different scenarios and the weightings applied to each scenario;
•Working with our internal economic specialists:
–Challenged and evaluated economic forecasts in the base scenario such as the unemployment rate, House Price Index, inflation and forecasted interest rates, and Gross Domestic Product through comparison to independent economic outlooks, other external analyses and market data;
–Challenged and evaluated the appropriateness of management’s change in both the assumptions and the model;
–Challenged and evaluated the appropriateness of the methodology applied to generate alternative macroeconomic scenarios, including associated weightings and assumptions within; and
–Independently replicated the multiple economic scenario model and compared the outputs of our independent model to the Group’s output to test scenario generation;
•Tested the completeness and accuracy of the data used by the model;
•Performed a stand back assessment of the appropriateness of the weightings applied to each of the scenarios based on publicly available data; and
•Evaluated the appropriateness of disclosures in respect of significant judgements and sources of estimation uncertainty including macroeconomic scenarios.
Collectively assessed ECL
We tested controls across the process to determine the ECL provisions including:
•Model governance, including model validation and monitoring;
•Model assumptions;
•The allocation of assets into stages, including those to determine the Credit Risk Rating in the Commercial Banking division; and
•Data accuracy and completeness.
Working with our internal modelling specialists our audit procedures over the key areas of estimation covered the following:
•Model estimations; where we:
–evaluated the appropriateness of the modelling approach and assumptions used;
–independently replicated the models for all material portfolios and compared the outputs of our independent models to the Group’s outputs;
–assessed model performance by evaluating variations between observed data and model predictions;
–developed an understanding and assessed model limitations and remedial actions; and
–tested the completeness and accuracy of the data used in model execution and calibration.
•Allocation of assets into stages, where we:
–evaluated the appropriateness of quantitative and qualitative criteria used for allocation into IFRS 9 stages, including independently assessing the credit rating of loans in the Commercial Banking division;
–tested the appropriateness of the stage allocation for a sample of exposures; and
–tested the data used by models in assigning IFRS 9 stages and evaluated the appropriateness of the model logic used.

F-3	Lloyds Bank plc Annual Report on Form 20-F 2023

Report of independent registered public accounting firm continued
Individually assessed ECL
•For expected credit losses assessed individually we have:
–selected senior team members with extensive IFRS 9 knowledge and expertise to design and lead the execution of ECL recognised in respect of these exposures;
–tested the controls over the determination of individually assessed exposures including assumptions and inputs into workout and recovery scenarios, as well as valuation assumptions used; and
–evaluated the appropriateness of workout and recovery scenarios including associated cash flows and consideration of climate risk.
ECL model adjustments
In respect of the adjustment to models, we performed the following procedures in conjunction with our specialists:
•Tested the controls over the valuation of in-model and post-model adjustments;
•Evaluated the methodology, approach and assumptions in developing the adjustments, and evaluated the Group’s selection of approach;
•Tested the completeness and accuracy of the data used in formulating the judgements;
•Performed a recalculation of adjustments;
•Evaluated the completeness of adjustments based on our understanding of both model and data limitations, including those related to cost of living and high inflation pressures; and
•Assessed the appropriateness of the disclosures and whether the disclosures appropriately address the uncertainty which exists in determining the ECL.
Regulatory and litigation matters
Provisions
Refer to notes 2, and 26 in the financial statements
Critical Audit Matter description
The Group operates in an environment where it is subject to regulatory investigations, litigation and customer remediation including allegations of fraud and misconduct. The Group is currently exposed to a number of regulatory and litigation matters. The Group’s provision for these matters is £1.0 billion as at 31 December 2023. In the current year, the Group recognised a provision of £450 million relating to motor finance commission arrangements.
Significant judgement is required by the Group in determining whether, under IAS 37 Provisions, Contingent Liabilities and Contingent Assets:
•The amount recorded is representative of the Group’s best estimate to settle the obligation based on the information available to the Group, including in respect of motor finance commission arrangements where there is significant uncertainty around the final outcome of the on-going review by the FCA; and
•Any contingent liabilities and underlying significant estimation uncertainties are adequately disclosed.
How the Critical Audit Matter was addressed in the audit
We performed the following audit procedures:
•Tested the Group’s controls over the completeness of provisions, the review of the assessment of the provision against the requirements of IAS 37, the review of the appropriateness of judgements used to determine a ‘best estimate’ and the completeness and accuracy of data used in the process;
•Evaluated the assessment of the provisions, associated probabilities, and potential outcomes in accordance with IAS 37;
•Verified and evaluated whether the methodology, data and significant judgements and assumptions used in the valuation of the provisions are appropriate in the context of the applicable financial reporting framework;
•In respect of motor finance commission arrangements, we inspected information available for the historical complaints, both supportive and contradictory, and the limited number of decisions made by the Financial Ombudsman Service. We tested the methodology and assumptions applied to determine the provision;
•Inspected correspondence and, where appropriate, made direct inquiry with the Group’s regulators and internal and external legal counsel;
•Where no provision was made, we critically evaluated the conclusion in the context of the requirements of IAS 37; and
•Evaluated whether the disclosures made in the financial statements appropriately reflect the facts and key sources of estimation uncertainty, including in respect of motor finance commission arrangements.
Defined benefit obligations
Retirement benefit obligations
Refer to notes 2, and 11 in the financial statements
Critical Audit Matter description
The Group operates a number of defined benefit retirement schemes, the obligations for which totalled £30.2 billion as at 31 December 2023. Their valuation is determined with reference to key actuarial assumptions including mortality assumptions, discount rates and inflation rates. Due to the size of these schemes, small changes in these assumptions can have a material impact on the value of the defined benefit obligation and therefore, the determination of these assumptions require significant auditor judgement.
How the Critical Audit Matter was addressed in the audit
We performed the following audit procedures:
•Tested the Group’s controls over the valuation of the defined benefit obligations, including controls over the assumptions setting process; and
•Challenged the key actuarial assumptions used by comparing these against ranges and expectations determined by our internal actuarial experts, which are calculated with reference to the central assumptions adopted by the actuarial firms for whom we have reviewed and accepted their methodologies.

/s/ Deloitte LLP
London, United Kingdom
29 February 2024

We have served as the Group’s auditor since 2021.

F-4	Lloyds Bank plc Annual Report on Form 20-F 2023

Consolidated income statement
for the year ended 31 December

	Note	2023 £m	2022 £m	2021 £m
Interest income		25,300	16,562	12,920
Interest expense		(11,591)	(3,457)	(1,884)
Net interest income	5	13,709	13,105	11,036
Fee and commission income		2,456	2,352	2,195
Fee and commission expense		(1,104)	(1,101)	(942)
Net fee and commission income	6	1,352	1,251	1,253
Net trading income	7	384	180	385
Other operating income	8	2,922	2,209	1,999
Other income		4,658	3,640	3,637
Total income		18,367	16,745	14,673
Operating expenses	9	(10,968)	(9,199)	(10,206)
Impairment (charge) credit	13	(343)	(1,452)	1,318
Profit before tax		7,056	6,094	5,785
Tax expense	14	(1,849)	(1,300)	(583)
Profit for the year		5,207	4,794	5,202

Profit attributable to ordinary shareholders		4,858	4,528	4,826
Profit attributable to other equity holders		334	241	344
Profit attributable to equity holders		5,192	4,769	5,170
Profit attributable to non-controlling interests		15	25	32
Profit for the year		5,207	4,794	5,202
The accompanying notes are an integral part of the consolidated financial statements.

F-5	Lloyds Bank plc Annual Report on Form 20-F 2023

Consolidated statement of comprehensive income
for the year ended 31 December

	2023 £m	2022 £m	2021 £m
Profit for the year	5,207	4,794	5,202
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before tax	(1,633)	(3,012)	1,720
Tax	428	860	(658)
	(1,205)	(2,152)	1,062
Movements in revaluation reserve in respect of equity shares held at fair value through other comprehensive income:
Change in fair value	–	–	–
Tax	–	(1)	1
	–	(1)	1
Gains and losses attributable to own credit risk:
(Losses) gains before tax	(234)	519	(86)
Tax	66	(155)	34
	(168)	364	(52)
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of debt securities held at fair value through other comprehensive income:
Change in fair value	(41)	(132)	137
Income statement transfers in respect of disposals	140	76	116
Income statement transfers in respect of impairment	(2)	6	(2)
Tax	(26)	19	(55)
	71	(31)	196
Movements in cash flow hedging reserve:
Effective portion of changes in fair value taken to other comprehensive income	725	(6,520)	(2,138)
Net income statement transfers	1,517	(1)	(584)
Tax	(628)	1,804	764
	1,614	(4,717)	(1,958)
Movements in foreign currency translation reserve:
Currency translation differences (tax: £nil)	(33)	91	(19)
Total other comprehensive income (loss) for the year, net of tax	279	(6,446)	(770)
Total comprehensive income (loss) for the year	5,486	(1,652)	4,432

Total comprehensive income (loss) attributable to ordinary shareholders	5,137	(1,918)	4,056
Total comprehensive income attributable to other equity holders	334	241	344
Total comprehensive income (loss) attributable to equity holders	5,471	(1,677)	4,400
Total comprehensive income attributable to non-controlling interests	15	25	32
Total comprehensive income (loss) for the year	5,486	(1,652)	4,432
The accompanying notes are an integral part of the consolidated financial statements.

F-6	Lloyds Bank plc Annual Report on Form 20-F 2023

Consolidated balance sheet
at 31 December

	Note	2023 £m	2022 £m
Assets
Cash and balances at central banks		57,909	72,005
Financial assets at fair value through profit or loss	16	1,862	1,371
Derivative financial instruments	17	3,165	3,857
Loans and advances to banks		8,810	8,363
Loans and advances to customers	18	433,124	435,627
Reverse repurchase agreements		32,751	39,259
Debt securities		12,546	7,331
Due from fellow Lloyds Banking Group undertakings		840	816
Financial assets at amortised cost		488,071	491,396
Financial assets at fair value through other comprehensive income	16	27,337	22,846
Goodwill and other intangible assets[1]	21	5,837	5,124
Current tax recoverable		1,026	527
Deferred tax assets	14	4,636	5,857
Retirement benefit assets	11	3,624	3,823
Other assets[1]	22	11,938	10,122
Total assets		605,405	616,928
Liabilities
Deposits from banks		3,557	4,658
Customer deposits		441,953	446,172
Repurchase agreements		37,702	48,590
Due to fellow Lloyds Banking Group undertakings		2,932	2,539
Financial liabilities at fair value through profit or loss	16	5,255	5,159
Derivative financial instruments	17	4,307	5,891
Notes in circulation		1,392	1,280
Debt securities in issue at amortised cost	24	52,449	49,056
Other liabilities[1]	25	6,260	6,003
Retirement benefit obligations	11	136	126
Current tax liabilities		23	3
Deferred tax liabilities	14	157	208
Provisions	26	1,916	1,591
Subordinated liabilities	27	6,935	6,593
Total liabilities		564,974	577,869
Equity
Share capital	28	1,574	1,574
Share premium account		600	600
Other reserves	29	2,395	743
Retained profits	30	30,786	31,792
Ordinary shareholders’ equity		35,355	34,709
Other equity instruments	31	5,018	4,268
Total equity excluding non-controlling interests		40,373	38,977
Non-controlling interests		58	82
Total equity		40,431	39,059
Total equity and liabilities		605,405	616,928
1    See note 1 regarding changes to presentation.
The accompanying notes are an integral part of the consolidated financial statements.

F-7	Lloyds Bank plc Annual Report on Form 20-F 2023

Consolidated statement of changes in equity
for the year ended 31 December

	Attributable to ordinary shareholders
	Share capital and premium £m	Other reserves £m	Retained profits £m	Total £m	Other equity instruments £m	Non- controlling interests £m	Total £m
At 1 January 2023	2,174	743	31,792	34,709	4,268	82	39,059
Comprehensive income
Profit for the year	–	–	4,858	4,858	334	15	5,207
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(1,205)	(1,205)	–	–	(1,205)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	–	71	–	71	–	–	71
Gains and losses attributable to own credit risk, net of tax	–	–	(168)	(168)	–	–	(168)
Movements in cash flow hedging reserve, net of tax	–	1,614	–	1,614	–	–	1,614
Movements in foreign currency translation reserve, net of tax	–	(33)	–	(33)	–	–	(33)
Total other comprehensive income (loss)	–	1,652	(1,373)	279	–	–	279
Total comprehensive income[1]	–	1,652	3,485	5,137	334	15	5,486
Transactions with owners
Dividends (note 32)	–	–	(4,700)	(4,700)	–	(39)	(4,739)
Distributions on other equity instruments	–	–	–	–	(334)	–	(334)
Issue of other equity instruments (note 31)	–	–	(5)	(5)	750	–	745
Capital contributions received	–	–	215	215	–	–	215
Return of capital contributions	–	–	(1)	(1)	–	–	(1)
Total transactions with owners	–	–	(4,491)	(4,491)	416	(39)	(4,114)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	–	–	–	–	–	–
At 31 December 2023	2,174	2,395	30,786	35,355	5,018	58	40,431
1    Total comprehensive income attributable to owners of the parent was a surplus of £5,471 million (2022: loss of £1,677 million; 2021: surplus of £4,400 million).
Further details of movements in the Group’s share capital, reserves and other equity instruments are provided in notes 28 to 31.
The accompanying notes are an integral part of the consolidated financial statements.

F-8	Lloyds Bank plc Annual Report on Form 20-F 2023

Consolidated statement of changes in equity continued
for the year ended 31 December

	Attributable to ordinary shareholders
	Share capital and premium £m	Other reserves £m	Retained profits £m	Total £m	Other equity instruments £m	Non- controlling interests £m	Total £m
At 1 January 2022	2,174	5,400	28,836	36,410	4,268	94	40,772
Comprehensive income
Profit for the year	–	–	4,528	4,528	241	25	4,794
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(2,152)	(2,152)	–	–	(2,152)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	–	(31)	–	(31)	–	–	(31)
Equity shares	–	(1)	–	(1)	–	–	(1)
Gains and losses attributable to own credit risk, net of tax	–	–	364	364	–	–	364
Movements in cash flow hedging reserve, net of tax	–	(4,717)	–	(4,717)	–	–	(4,717)
Movements in foreign currency translation reserve, net of tax	–	91	–	91	–	–	91
Total other comprehensive income	–	(4,658)	(1,788)	(6,446)	–	–	(6,446)
Total comprehensive income	–	(4,658)	2,740	(1,918)	241	25	(1,652)
Transactions with owners
Dividends (note 32)	–	–	–	–	–	(37)	(37)
Distributions on other equity instruments	–	–	–	–	(241)	–	(241)
Capital contributions received	–	–	221	221	–	–	221
Return of capital contributions	–	–	(4)	(4)	–	–	(4)
Total transactions with owners	–	–	217	217	(241)	(37)	(61)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	1	(1)	–	–	–	–
At 31 December 2022	2,174	743	31,792	34,709	4,268	82	39,059
The accompanying notes are an integral part of the consolidated financial statements.

F-9	Lloyds Bank plc Annual Report on Form 20-F 2023

Consolidated statement of changes in equity continued
for the year ended 31 December

	Attributable to ordinary shareholders
	Share capital and premium £m	Other reserves £m	Retained profits £m	Total £m	Other equity instruments £m	Non- controlling interests £m	Total £m
At 1 January 2021	2,174	7,181	25,750	35,105	5,935	78	41,118
Comprehensive income
Profit for the year	–	–	4,826	4,826	344	32	5,202
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	1,062	1,062	–	–	1,062
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	–	196	–	196	–	–	196
Equity shares	–	1	–	1	–	–	1
Gains and losses attributable to own credit risk, net of tax	–	–	(52)	(52)	–	–	(52)
Movements in cash flow hedging reserve, net of tax	–	(1,958)	–	(1,958)	–	–	(1,958)
Movements in foreign currency translation reserve, net of tax	–	(19)	–	(19)	–	–	(19)
Total other comprehensive income	–	(1,780)	1,010	(770)	–	–	(770)
Total comprehensive income	–	(1,780)	5,836	4,056	344	32	4,432
Transactions with owners
Dividends (note 32)	–	–	(2,900)	(2,900)	–	(14)	(2,914)
Distributions on other equity instruments	–	–	–	–	(344)	–	(344)
Issue of other equity instruments (note 31)	–	–	(1)	(1)	1,550	–	1,549
Repurchases and redemptions of other equity instruments (note 31)	–	–	(9)	(9)	(3,217)	–	(3,226)
Capital contributions received	–	–	164	164	–	–	164
Return of capital contributions	–	–	(4)	(4)	–	–	(4)
Changes in non-controlling interests	–	–	(1)	(1)	–	(2)	(3)
Total transactions with owners	–	–	(2,751)	(2,751)	(2,011)	(16)	(4,778)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	(1)	1	–	–	–	–
At 31 December 2021	2,174	5,400	28,836	36,410	4,268	94	40,772
The accompanying notes are an integral part of the consolidated financial statements.

F-10	Lloyds Bank plc Annual Report on Form 20-F 2023

Consolidated cash flow statement
at 31 December

	Note	2023 £m	2022 £m	2021 £m
Cash flows from operating activities
Profit before tax		7,056	6,094	5,785
Adjustments for:
Change in operating assets	39(A)	8,923	(2,900)	5,174
Change in operating liabilities	39(B)	(15,325)	16,894	8,110
Non-cash and other items	39(C)	4,818	(129)	(661)
Net tax paid		(1,357)	(649)	(715)
Net cash provided by operating activities		4,115	19,310	17,693
Cash flows from investing activities
Purchase of financial assets		(10,303)	(7,953)	(8,885)
Proceeds from sale and maturity of financial assets		5,289	11,041	8,134
Purchase of fixed assets		(4,962)	(3,704)	(3,102)
Proceeds from sale of fixed assets		979	871	1,028
Acquisition of businesses, net of cash acquired	39(D)	(293)	–	(3)
Net cash (used in) provided by investing activities		(9,290)	255	(2,828)
Cash flows from financing activities
Dividends paid to ordinary shareholders	32	(4,700)	–	(2,900)
Distributions on other equity instruments		(334)	(241)	(344)
Dividends paid to non-controlling interests		(39)	(37)	(14)
Return of capital contributions		(1)	(4)	(4)
Interest paid on subordinated liabilities		(335)	(397)	(525)
Proceeds from issue of subordinated liabilities		670	837	3,262
Proceeds from issue of other equity instruments		745	–	1,549
Repayment of subordinated liabilities		(251)	(2,216)	(3,745)
Repurchases and redemptions of other equity instruments		–	–	(3,226)
Borrowings from parent company		1,942	1,852	543
Repayments of borrowings to parent company		(931)	–	(4,896)
Interest paid on borrowings from parent company		(210)	(200)	(226)
Net cash used in financing activities		(3,444)	(406)	(10,526)
Effects of exchange rate changes on cash and cash equivalents		(44)	82	(1)
Change in cash and cash equivalents		(8,663)	19,241	4,338
Cash and cash equivalents at beginning of year		75,201	55,960	51,622
Cash and cash equivalents at end of year	39(E)	66,538	75,201	55,960
The accompanying notes are an integral part of the consolidated financial statements.

F-11	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements
for the year ended 31 December
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
Except for accounting policies and methods of computation affected by the IAS 12 exception relating to the recognition and disclosure of the implication of certain potential deferred tax consequences, the Group’s accounting policies are consistent with those applied by the Group in its financial statements for the year ended 31 December 2022 and there have been no changes in the Group’s methods of computation. Following amendments to IAS 12 by the IASB (International Tax Reform – Pillar Two Model Rules, issued in May 2023) entities are not permitted to disclose information about deferred tax assets and liabilities related to the Organisation for Economic, Co-operation and Development’s Pillar Two Model Rules, including any qualified domestic minimum top-up taxes. No changes arise to the Group’s deferred tax assets or liabilities as a result of the Group having applied the relevant exception.
Presentational changes
The following changes have been made to the presentation of the Group’s balance sheet to provide a more relevant analysis of the Group’s financial position:
•Items in the course of collection from banks are reported within other assets rather than separately on the face of the balance sheet
•Goodwill and other intangible assets are aggregated on the face of the balance sheet
•Items in the course of transmission to banks are reported within other liabilities rather than separately on the face of the balance sheet
There has been no change in the basis of accounting for any of the underlying transactions. Comparatives for 2022 have been restated.
Future accounting developments
The IASB has issued a number of minor amendments to IFRSs effective 1 January 2024, including IFRS 16 Lease Liability in a Sale and Leaseback, IAS 1 Non-current Liabilities with Covenants, and IAS 1 Classification of Liabilities as Current or Non-current. These amendments are not expected to have a significant impact on the Group.
Note 2: Accounting policies
The Group’s accounting policies are set out below. These accounting policies have been applied consistently.
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

F-12	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 2: Accounting policies continued
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
Goodwill is recognised as an asset at cost and is tested at least annually for impairment. For impairment testing, goodwill is allocated to the cash-generating unit (CGU) or groups of CGUs that are expected to benefit from the business combination. The Group’s CGUs are largely product based for its Retail business and client based for its Commercial Banking business. An impairment loss is recognised if the carrying amount of a CGU is determined to be greater than its recoverable amount. The recoverable amount of a CGU is the higher of its fair value less costs to sell and its value in use. If an impairment is identified the carrying value of the goodwill is written down immediately through the income statement and this is not subsequently reversed. At the date of disposal of a subsidiary, the carrying value of attributable goodwill is included in the calculation of the profit or loss on disposal.
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
(D)    Revenue recognition
(1)    Net interest income
Interest income and expense are recognised in the income statement using the effective interest method for all interest-bearing financial instruments, except for those classified at fair value through profit or loss. The effective interest method is a method of calculating the amortised cost of a financial asset or liability and of allocating the interest income or interest expense over the expected life of the financial instrument. The effective interest rate is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument to the gross carrying amount of the financial asset (before adjusting for expected credit losses) or to the amortised cost of the financial liability, including early redemption fees, other fees, and premiums and discounts that are an integral part of the overall return. In the case of financial assets that are purchased or originated credit-impaired, the effective interest rate is the rate that discounts the estimated future cash flows to the amortised cost of the instrument. Direct incremental transaction costs related to the acquisition, issue or disposal of a financial instrument are also taken into account. Interest income from non-credit-impaired financial assets is recognised by applying the effective interest rate to the gross carrying amount of the asset; for credit-impaired financial assets, the effective interest rate is applied to the net carrying amount after deducting the allowance for expected credit losses. Impairment policies are set out in (H) below.
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
(3)    Other
Dividend income is recognised when the right to receive payment is established.
Revenue recognition policies specific to trading income are set out in (E)(3) below; and those relating to leases are set out in (J)(1) below.

F-13	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 2: Accounting policies continued
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
(2)    Financial assets measured at fair value through other comprehensive income
Financial assets that are held to collect contractual cash flows and for subsequent sale, where the assets’ cash flows represent solely payments of principal and interest, are recognised in the balance sheet at their fair value, inclusive of transaction costs. Interest calculated using the effective interest method and foreign exchange gains and losses on assets denominated in foreign currencies are recognised in the income statement. All other gains and losses arising from changes in fair value are recognised directly in other comprehensive income, until the financial asset is either sold or matures, at which time, other than in respect of equity shares, the cumulative gain or loss previously recognised in other comprehensive income is recognised in the income statement. The cumulative revaluation amount in respect of equity shares is transferred directly to retained profits. The Group recognises a charge for expected credit losses in the income statement (see (H) below). As the asset is measured at fair value, the charge does not adjust the carrying value of the asset, and this is reflected in other comprehensive income.
(3)    Financial instruments measured at fair value through profit or loss
Financial assets are classified at fair value through profit or loss where they do not meet the criteria to be measured at amortised cost or fair value through other comprehensive income or where they are designated at fair value through profit or loss to reduce an accounting mismatch. All derivatives are carried at fair value through profit or loss, other than those in effective cash flow and net investment hedging relationships. Derivatives are carried on the balance sheet as assets when their fair value is positive and as liabilities when their fair value is negative. Refer to note 16(2) (Financial instruments: Financial assets and liabilities carried at fair value) for details of valuation techniques and significant inputs to valuation models.
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

F-14	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 2: Accounting policies continued
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
Hedge accounting allows one financial instrument, generally a derivative such as a swap, to be designated as a hedge of another financial instrument such as a loan or deposit or a portfolio of such instruments. At the inception of the hedge relationship, formal documentation is drawn up specifying the hedging strategy, the hedged item, the hedging instrument and the methodology that will be used to measure the effectiveness of the hedge relationship in offsetting changes in the fair value or cash flow of the hedged risk. The effectiveness of the hedging relationship is tested both at inception and throughout its life and if at any point it is concluded that it is no longer highly effective in achieving its documented objective, hedge accounting is discontinued. Note 17 provides details of the types of derivatives held by the Group and presents separately those designated in hedge relationships.
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

F-15	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 2: Accounting policies continued
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
(3)    Net investment hedges
Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in other comprehensive income, and the gain or loss relating to the ineffective portion is recognised immediately in the income statement. Gains and losses accumulated in equity are included in the income statement when the foreign operation is disposed of. The hedging instruments used in net investment hedges may include non-derivative liabilities as well as derivative financial instruments.
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

F-16	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 2: Accounting policies continued
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
Payments associated with short-term leases and leases of low-value assets are recognised on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT equipment and small items of office furniture.

F-17	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 2: Accounting policies continued
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
(i)    Defined benefit schemes
Scheme assets are included at their fair value and scheme liabilities are measured on an actuarial basis using the projected unit credit method. The defined benefit scheme liabilities are discounted using rates equivalent to the market yields at the balance sheet date on high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability. The Group’s income statement charge includes the current service cost of providing pension benefits, past service costs, net interest expense (income), and plan administration costs that are not deducted from the return on plan assets. Past service costs, which represents the change in the present value of the defined benefit obligation resulting from a plan amendment or curtailment, are recognised when the plan amendment or curtailment occurs. Net interest expense (income) is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset.
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

F-18	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 2: Accounting policies continued
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

F-19	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
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
The significant judgements, apart from those involving estimation, made by management in applying the Group’s accounting policies in these financial statements (critical judgements) and the key sources of estimation uncertainty that may have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year (key sources of estimation uncertainty), which together are considered critical to the Group’s results and financial position, are as follows:
•Retirement benefit obligations (note 11)
•Uncertain tax positions (note 14)
•Fair value of financial instruments (note 16)
•Allowance for expected credit losses (note 19)
•Regulatory and legal provisions (note 26)
Consideration of climate change
Financial statement preparation includes the consideration of the impact of climate change on the Group’s financial statements. There has been no material impact identified on the financial reporting judgements and estimates. In particular, the directors considered the impact of climate change in respect of the:
•Going concern of the Group for a period of at least 12 months from the date of approval of the financial statements
•Assessment of impairment of non-financial assets including goodwill
•Carrying value and useful economic lives of property, plant and equipment
•Fair value of financial assets and liabilities. These are generally based on market indicators which include the market’s assessment of climate risk
•Initial assessments on expected credit loss, focussing on specific climate-related macroeconomic, physical and transition risk impacts on credit quality at a sector and segment level
•Forecasting of the Group’s future UK taxable profits, which impacts deferred tax recognition
Whilst there is currently no material short-term impact of climate change expected, the Group acknowledges the long-term nature of climate risk and continues to monitor and assess climate risks highlighted in the risk management section on pages 40 to 42.
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
The Group has two operating and reportable segments: Retail and Commercial Banking:
•Retail offers a broad range of financial services products to personal customers, including current accounts, savings, mortgages, credit cards, unsecured loans, motor finance and leasing solutions
•Commercial Banking serves small and medium businesses and corporate and institutional clients, providing lending, transactional banking, working capital management, debt financing and risk management services
Other comprises income and expenditure not attributed to the Group’s operating segments. These amounts include the costs of certain central and head office functions.
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

F-20	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 4: Segmental analysis continued

Year ended 31 December 2023	Retail £m	Commercial Banking £m	Other £m	Group £m
Net interest income	9,651	3,675	383	13,709
Other income	2,157	1,054	1,447	4,658
Total income	11,808	4,729	1,830	18,367
Operating expenses	(7,031)	(2,278)	(1,659)	(10,968)
Impairment (charge) credit	(831)	483	5	(343)
Profit before tax	3,946	2,934	176	7,056

External income	12,805	5,788	(226)	18,367
Inter-segment (expense) income	(997)	(1,059)	2,056	–
Total income	11,808	4,729	1,830	18,367

External assets	376,589	90,301	138,515	605,405
External liabilities	313,232	138,835	112,907	564,974

Analysis of other income:
Net fee and commission income	618	822	(88)	1,352
Operating lease rental income	1,373	10	–	1,383
Gains less losses on disposal of financial assets at fair value through other comprehensive income	–	–	(140)	(140)
Other income	166	222	1,675	2,063
Other income	2,157	1,054	1,447	4,658

Other items reflected in income statement above:
Depreciation and amortisation	1,927	408	516	2,851
Defined benefit scheme credit	–	–	(79)	(79)
Non-income statement items:
Additions to fixed assets	3,294	86	1,583	4,963

F-21	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 4: Segmental analysis continued

Year ended 31 December 2022	Retail £m	Commercial Banking £m	Other £m	Group £m
Net interest income	9,746	3,227	132	13,105
Other income	1,684	947	1,009	3,640
Total income	11,430	4,174	1,141	16,745
Operating expenses	(5,696)	(2,207)	(1,296)	(9,199)
Impairment (charge) credit	(1,373)	(471)	392	(1,452)
Profit before tax	4,361	1,496	237	6,094

External income	11,996	3,375	1,374	16,745
Inter-segment (expense) income	(566)	799	(233)	–
Total income	11,430	4,174	1,141	16,745

External assets	372,585	89,536	154,807	616,928
External liabilities	314,051	140,923	122,895	577,869

Analysis of other income:
Net fee and commission income	555	822	(126)	1,251
Operating lease rental income	1,065	12	–	1,077
Gains less losses on disposal of financial assets at fair value through other comprehensive income	–	–	(76)	(76)
Other income	64	113	1,211	1,388
Other income	1,684	947	1,009	3,640

Other items reflected in income statement above:
Depreciation and amortisation	1,216	195	937	2,348
Defined benefit scheme charge	72	28	25	125
Non-income statement items:
Additions to fixed assets	2,146	94	1,464	3,704

F-22	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 4: Segmental analysis continued

Year ended 31 December 2021	Retail £m	Commercial Banking £m	Other £m	Group £m
Net interest income	8,515	2,479	42	11,036
Other income	1,596	918	1,123	3,637
Total income	10,111	3,397	1,165	14,673
Operating expenses	(5,878)	(2,732)	(1,596)	(10,206)
Impairment credit	447	869	2	1,318
Profit (loss) before tax	4,680	1,534	(429)	5,785

External income	11,200	3,172	301	14,673
Inter-segment (expense) income	(1,089)	225	864	–
Total income	10,111	3,397	1,165	14,673

External assets	364,375	85,806	152,668	602,849
External liabilities	312,578	145,273	104,226	562,077

Analysis of other income:
Net fee and commission income	452	801	–	1,253
Operating lease rental income	1,046	13	–	1,059
Gains less losses on disposal of financial assets at fair value through other comprehensive income	–	–	(116)	(116)
Other income	98	104	1,239	1,441
Other income	1,596	918	1,123	3,637

Other items reflected in income statement above:
Depreciation and amortisation	1,525	273	979	2,777
Defined benefit scheme charge	89	29	118	236
Non-income statement items:
Additions to fixed assets	1,922	168	1,012	3,102
Geographical areas
The Group’s operations are predominantly UK-based and as a result an analysis between UK and non-UK activities is not provided.
Note 5: Net interest income

	2023 £m	2022 £m	2021 £m
Interest income:
Loans and advances to banks	3,096	846	70
Loans and advances to customers	18,992	13,789	12,241
Reverse repurchase agreements	1,866	835	93
Debt securities	495	145	74
Financial assets held at amortised cost	24,449	15,615	12,478
Financial assets at fair value through other comprehensive income	851	947	442
Total interest income[1]	25,300	16,562	12,920
Interest expense:
Deposits from banks	(131)	(78)	(66)
Customer deposits	(6,045)	(1,083)	(386)
Repurchase agreements	(2,397)	(827)	(22)
Debt securities in issue at amortised cost[2]	(2,595)	(1,075)	(746)
Lease liabilities	(28)	(27)	(30)
Subordinated liabilities	(395)	(367)	(634)
Total interest expense	(11,591)	(3,457)	(1,884)
Net interest income	13,709	13,105	11,036
1Includes £885 million (2022: £711 million; 2021: £733 million) in respect of finance lease receivables.
2The impact of the Group’s hedging arrangements is included on this line.
Net interest income also includes a debit of £1,517 million (2022: credit of £1 million; 2021: credit of £584 million) transferred from the cash flow hedging reserve (see note 29).

F-23	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 6: Net fee and commission income

Year ended 31 December 2023	Retail £m	Commercial Banking £m	Other £m	Total £m
Fee and commission income:
Current accounts	406	214	–	620
Credit and debit card fees	800	459	–	1,259
Commercial banking fees	–	191	–	191
Factoring	–	75	–	75
Other fees and commissions	85	171	55	311
Total fee and commission income	1,291	1,110	55	2,456
Fee and commission expense	(673)	(288)	(143)	(1,104)
Net fee and commission income	618	822	(88)	1,352

Year ended 31 December 2022	Retail £m	Commercial Banking £m	Other £m	Total £m
Fee and commission income:
Current accounts	420	222	–	642
Credit and debit card fees	734	456	–	1,190
Commercial banking fees	–	196	–	196
Factoring	–	79	–	79
Other fees and commissions	66	149	30	245
Total fee and commission income	1,220	1,102	30	2,352
Fee and commission expense	(665)	(280)	(156)	(1,101)
Net fee and commission income	555	822	(126)	1,251

Year ended 31 December 2021	Retail £m	Commercial Banking £m	Other £m	Total £m
Fee and commission income:
Current accounts	425	209	–	634
Credit and debit card fees	533	345	–	878
Commercial banking fees	–	247	37	284
Factoring	–	76	–	76
Other fees and commissions	65	171	87	323
Total fee and commission income	1,023	1,048	124	2,195
Fee and commission expense	(571)	(247)	(124)	(942)
Net fee and commission income	452	801	–	1,253
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
At 31 December 2023, the Group held on its balance sheet £100 million (31 December 2022: £99 million) in respect of services provided to customers and £62 million (31 December 2022: £63 million) in respect of amounts received from customers for services to be provided after the balance sheet date. Current unsatisfied performance obligations amount to £165 million (31 December 2022: £138 million); the Group expects to receive substantially all of this revenue by 2025.
Income recognised during the year included £30 million (2022: £5 million) in respect of amounts included in the contract liability balance at the start of the year and £nil (2022: £nil) in respect of amounts from performance obligations satisfied in previous years.
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

F-24	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 7: Net trading income

	2023 £m	2022 £m	2021 £m
Net gains (losses) on financial assets and liabilities at fair value through profit or loss:
Net gains (losses) on financial instruments held for trading	295	(24)	94
Net gains on other financial instruments mandatorily held at fair value through profit or loss	64	10	17
Net losses on financial liabilities designated at fair value through profit or loss	(342)	(153)	(65)
	17	(167)	46
Foreign exchange	368	347	339
Investment property losses	(1)	–	–
Net trading income	384	180	385
1    Includes hedge ineffectiveness in respect of fair value hedges (2023: loss of £264 million; 2022: loss of £21 million; 2021: gain of £195 million) and cash flow hedges (2023: gain of £17 million; 2022: loss of £6 million; 2021: loss of £58 million).
Note 8: Other operating income

	2023 £m	2022 £m	2021 £m
Operating lease rental income	1,383	1,077	1,059
Net gains (losses) on disposal of financial assets at fair value through other comprehensive income (note 29)	(140)	(76)	(116)
Liability management	–	(21)	(39)
Gain on disposal of business[1]	191	–	–
Intercompany recharges and other	1,488	1,229	1,095
Total other operating income	2,922	2,209	1,999
1    On 1 November 2023 the Group sold Halifax Share Dealing Limited to a fellow Lloyds Banking Group undertaking.
Note 9: Operating expenses

	2023 £m	2022 £m	2021 £m
Staff costs:
Salaries and social security costs[1]	3,389	3,081	2,832
Pensions and other retirement benefit schemes (note 11)	335	439	523
Restructuring and other staff costs	538	333	337
	4,262	3,853	3,692
Premises and equipment costs[2]	411	292	215
Depreciation and amortisation[3]	2,851	2,348	2,777
Other expenses:
Regulatory and legal provisions (note 26)	661	225	1,177
Other	2,783	2,481	2,345
	3,444	2,706	3,522
Total operating expenses	10,968	9,199	10,206
1    Including social security costs of £347 million (2022: £322 million; 2021: 290 million).
2    Net of profits on disposal of operating lease assets of £93 million (2022: £197 million; 2021: £249 million).
3    Comprising depreciation in respect of premises £107 million (2022: £112 million; 2021: £121 million), equipment £385 million (2022: £558 million; 2021: £777 million), operating lease assets £1,070 million (2022: £570 million; 2021: £709 million) and right-of-use assets £203 million (2022: £213 million; 2021: £216 million).
Average headcount
The average number of persons on a headcount basis employed by the Group during the year was as follows:

	2023	2022	2021
UK	64,844	62,062	63,649
Overseas	555	487	512
Total	65,399	62,549	64,161
Note 10: Share-based payments
During the year ended 31 December 2023 Lloyds Banking Group plc operated a number of share-based payment schemes for which employees of the Lloyds Bank Group were eligible and all of which are mainly equity settled. Details of all schemes operated by Lloyds Banking Group are set out below; these are managed and operated on a Lloyds Banking Group-wide basis. The amount charged to the Group’s income statement in respect of Lloyds Banking Group share-based payment schemes, and which is included within staff costs (note 9), was £302 million (2022: £351 million; 2021: £229 million).
During the year ended 31 December 2023 the Lloyds Banking Group operated the following share-based payment schemes, all of which are mainly equity settled.

F-25	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 10: Share-based payments continued
Lloyds Banking Group Performance Share plan
The Lloyds Banking Group operates a Group Performance Share plan that is part equity settled. Bonuses in respect of employee service in 2023 have been recognised in the charge in line with the proportion of the deferral period completed.
Save-As-You-Earn schemes
Eligible employees may enter into contracts through the Save-As-You-Earn (SAYE) schemes to save up to £500 per month and, at the expiry of a fixed term of three years, have the option to use these savings within six months of the expiry of the fixed term to acquire shares in the Lloyds Banking Group at a discounted price of no less than 90 per cent of the market price at the start of the invitation period.
Movements in the number of share options outstanding under the SAYE schemes are set out below:

	2023		2022
	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)
Outstanding at 1 January	1,256,918,075	31.30	1,180,563,291	30.63
Granted	287,984,574	38.55	217,611,519	39.38
Exercised	(164,709,399)	38.55	(23,359,526)	37.75
Forfeited	(12,862,726)	31.78	(20,961,259)	29.20
Cancelled	(45,807,000)	37.65	(47,687,607)	33.88
Expired	(10,318,376)	38.25	(49,248,343)	46.29
Outstanding at 31 December	1,311,205,148	31.70	1,256,918,075	31.30
Exercisable at 31 December	410,368	39.87	263,302	47.92
The weighted average share price at the time that the options were exercised during 2023 was £0.48 (2022: £0.49). The weighted average remaining contractual life of options outstanding at the end of the year was 1.58 years (2022: 1.88 years).
The weighted average fair value of SAYE options granted during 2023 was £0.09 (2022: £0.07). The fair values of the SAYE options have been determined using a standard Black-Scholes model.
Other share option plans
Executive Share Plans - buyout and retention awards
Share options may be granted to senior employees under the Lloyds Banking Group Executive Share Plan 2003, Lloyds Banking Group Executive Group Ownership Share Plan and Deferred Bonus Scheme 2021 specifically to facilitate recruitment (to compensate new recruits for any lost share awards), and also to make grants to key individuals for retention purposes. In some instances, grants may be made subject to individual performance conditions.
Participants are not entitled to any dividends paid during the vesting period.

	2023		2022
	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)
Outstanding at 1 January	20,466,471	Nil	14,032,762	Nil
Granted	15,198,717	Nil	10,278,224	Nil
Exercised	(8,739,497)	Nil	(3,333,322)	Nil
Vested	(765,247)	Nil	–	Nil
Forfeited	(8,216)	Nil	(33,409)	Nil
Lapsed	(20,973)	Nil	(477,784)	Nil
Outstanding at 31 December	26,131,255	Nil	20,466,471	Nil
Exercisable at 31 December	1,148,770	Nil	1,638,202	Nil
The weighted average fair value of options granted in the year was £0.41 (2022: £0.44). The fair values of options granted have been determined using a standard Black-Scholes model. The weighted average share price at the time that the options were exercised during 2023 was £0.46 (2022: £0.46). The weighted average remaining contractual life of options outstanding at the end of the year was 6.3 years (2022: 6.0 years).
Included in the above are awards to the Group Chief Executive.
William Chalmers joined the Group on 3 June 2019 and was appointed as Chief Financial Officer on 1 August 2019. He was granted deferred share awards over 4,086,632 shares, to replace unvested awards from his former employer, Morgan Stanley, that were forfeited as a result of him joining the Lloyds Banking Group. The final tranche was exercised in 2022 and no options were outstanding for 2023.

	2023 Number of shares	2022 Number of shares
Outstanding at 1 January	–	686,085
Exercised	–	(686,085)
Outstanding at 31 December	–	–

F-26	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 10: Share-based payments continued
Charlie Nunn joined the Group on 16 August 2021 as Group Chief Executive. He was granted deferred share awards over 8,301,708 shares to replace unvested awards from his former employer, HSBC, that were forfeited as a result of him joining the Lloyds Banking Group.

	2023 Number of shares	2022 Number of shares
Outstanding at 1 January	6,585,447	7,444,787
Exercised	(1,247,548)	(859,340)
Outstanding at 31 December	5,337,899	6,585,447
Other share plans
Lloyds Banking Group Executive Group Ownership Share Plan
The plan, introduced in 2006, is aimed at delivering shareholder value by linking the receipt of shares to an improvement in the performance of the Lloyds Banking Group over a three-year period. Awards are made within limits set by the rules of the plan, with the limits determining the maximum number of shares that can be awarded equating to three times annual salary. In exceptional circumstances this may increase to four times annual salary.
At the end of the performance period for the 2021 grant, the targets had not been fully met and therefore these awards vested in 2023 at a rate of 43.70 per cent.
The Executive Group Ownership awards were replaced by Long Term Share Plan awards in 2021.

	2023 Number of shares	2022 Number of shares
Outstanding at 1 January	202,394,509	350,873,627
Vested	(66,555,435)	(50,703,778)
Forfeited	(96,034,781)	(98,741,356)
Dividend award	–	966,016
Outstanding at 31 December	39,804,293	202,394,509
Lloyds Banking Group Long Term Share Plan
The plan, introduced in 2021, replaced the Lloyds Banking Executive Group Ownership Share Plan and is intended to provide alignment to the Group’s aim of delivering sustainable returns to shareholders, supported by its values and behaviours.
The awards in respect of the 2021 grant are due to vest in 2024 at a rate of 100 per cent.

	2023 Number of shares	2022 Number of shares
Outstanding at 1 January	171,947,743	77,883,068
Granted	108,551,439	108,513,202
Forfeited	(18,089,793)	(14,448,527)
Outstanding at 31 December	262,409,389	171,947,743
The weighted average fair value of awards granted in the year was £0.42 (2022: £0.36).
Assumptions at 31 December 2023
The fair value calculations at 31 December 2023 for grants made in the year, using Black-Scholes models and Monte Carlo simulation, are based on the following assumptions:

	SAYE	Executive Share Plans	Long Term Share Plan
Weighted average risk-free interest rate	4.52%	4.36%	3.71%
Weighted average expected life	3.3 years	1.9 years	3.6 years
Weighted average expected volatility	28%	30%	34%
Weighted average expected dividend yield	6.0%	6.0%	6.0%
Weighted average share price	£0.44	£0.46	£0.52
Weighted average exercise price	£0.39	Nil	Nil
Expected volatility is a measure of the amount by which the Lloyds Banking Group’s shares are expected to fluctuate during the life of an option. The expected volatility is estimated based on the historical volatility of the closing daily share price over the most recent period that is commensurate with the expected life of the option. The historical volatility is compared to the implied volatility generated from market traded options in the Lloyds Banking Group’s shares to assess the reasonableness of the historical volatility and adjustments made where appropriate.

F-27	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 10: Share-based payments continued
Share Incentive Plans
Matching shares
The Lloyds Banking Group undertakes to match shares purchased by employees up to the value of £45 per month; these matching shares are held in trust for a mandatory period of three years on the employee’s behalf, during which period the employee is entitled to any dividends paid on such shares. The award is subject to a non-market based condition: if an employee leaves within this three-year period for other than a ‘good’ reason, all of the matching shares are forfeited. Similarly, if the employees sell their purchased shares within three years, their matching shares are forfeited.
The number of shares awarded relating to matching shares in 2023 was 43,945,238 (2022: 43,378,504), with an average fair value of £0.46 (2022: £0.45), based on market prices at the date of award.
Fixed share awards
Fixed share awards were introduced in 2014 in order to ensure that total fixed remuneration is commensurate with role and to provide a competitive reward package for certain Lloyds Banking Group employees, with an appropriate balance of fixed and variable remuneration, in line with regulatory requirements. The fixed share awards are delivered in Lloyds Banking Group plc shares, and were initially released over five years with 20 per cent being released each year following the year of award. From June 2020, the fixed share awards are released over three years with one third being released each year following the year of award. The number of shares purchased in relation to fixed share awards in 2023 was 1,790,243 (2022: 7,261,080) with an average fair value of £0.46 (2022: £0.47) based on market prices at the date of the award.
The fixed share award is not subject to any performance conditions, performance adjustment or clawback. On an employee leaving the Lloyds Banking Group, there is no change to the timeline for which shares will become unrestricted.
Since the beginning of 2023 the number of recipients of these awards has been reduced to the executive directors only.
Free shares
An award of shares may be made annually to employees up to a maximum of £3,600. The shares awarded are held in trust for a mandatory period of three years on the employee’s behalf, during which period the employee is entitled to any dividends paid on such shares. The award is subject to a non-market based condition. If an employee leaves the Lloyds Banking Group within this three-year period for other than a ‘good’ reason, all of the shares awarded will be forfeited.
There have not been any awards made since 2021.
Note 11: Retirement benefit obligations
Critical accounting judgements and key sources of estimation uncertainty

Key sources of estimation uncertainty:	Discount rate applied to future cash flows
Expected lifetime of the schemes’ members
Expected rate of future inflationary increases
The net asset recognised in the balance sheet at 31 December 2023 in respect of the Group’s defined benefit pension scheme obligations was £3,532 million, comprising an asset of £3,624 million and a liability of £92 million (2022: a net asset of £3,732 million comprising an asset of £3,823 million and a liability of £91 million). The Group’s accounting policy for its defined benefit pension scheme obligations is set out in note 2(K).
Income statement and balance sheet sensitivities to changes in the key sources of estimation uncertainty and other actuarial assumptions are provided in part (v).

	2023 £m	2022 £m	2021 £m
(Credit) charge to the income statement
Defined benefit pension schemes	(80)	123	234
Other retirement benefit schemes	1	2	2
Total defined benefit schemes	(79)	125	236
Defined contribution pension schemes	414	314	287
Total charge to the income statement (note 9)	335	439	523

	2023 £m	2022 £m
Amounts recognised in the balance sheet
Retirement benefit assets	3,624	3,823
Retirement benefit obligations	(136)	(126)
Total amounts recognised in the balance sheet	3,488	3,697
The total amounts recognised in the balance sheet relate to:

	2023 £m	2022 £m
Defined benefit pension schemes	3,532	3,732
Other retirement benefit schemes	(44)	(35)
Total amounts recognised in the balance sheet	3,488	3,697

F-28	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 11: Retirement benefit obligations continued
Pension schemes
Defined benefit schemes
(i)    Characteristics of and risks associated with the Group’s schemes
The Group has established a number of defined benefit pension schemes in the UK and overseas. All significant schemes are based in the UK, with the three most significant being the main sections of the Lloyds Bank Pension Scheme No. 1, the Lloyds Bank Pension Scheme No. 2 and the HBOS Final Salary Pension Scheme. At 31 December 2023, these schemes represented 94 per cent of the Group’s total gross defined benefit pension assets (2022: 94 per cent). These schemes provide retirement benefits calculated as a proportion of final pensionable salary depending upon the length of pensionable service; the minimum retirement age under the rules of the schemes at 31 December 2023 is generally 55, although certain categories of member are deemed to have a protected right to retire at 50.
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
A valuation to determine the funding status of each scheme is carried out at least every three years, whereby scheme assets are measured at market value and liabilities (technical provisions) are measured using prudent assumptions. If a deficit is identified a recovery plan is agreed between the employer and the scheme Trustee and sent to the Pensions Regulator for review. The Group does not provide for these deficit contributions as the future economic benefits arising from these contributions are expected to be available to the Group. The Group’s overseas defined benefit pension schemes are subject to local regulatory arrangements.
The Group has completed the triennial valuation of its main defined benefit pension schemes as at 31 December 2022. Following a fixed contribution of £800 million in the first half of 2023, a residual aggregate deficit of £250 million was agreed with the Trustee which the Group paid in December 2023. There will be no further deficit contributions, fixed or variable, for this triennial period (to 31 December 2025).
The deficit contributions are in addition to the regular contributions to meet benefits accruing over the year, and to cover the expenses of running the schemes. The Group expects to pay contributions of at least £0.1 billion to its defined benefit schemes in 2024.
During 2009, the Group made one-off contributions to the Lloyds Bank Pension Scheme No. 1 and Lloyds Bank Pension Scheme No. 2 in the form of interests in limited liability partnerships for each of the two schemes which hold assets to provide security for the Group’s obligations to the two schemes. At 31 December 2023, the limited liability partnerships held assets of £6.2 billion. The limited liability partnerships are consolidated fully in the Group’s balance sheet.
The Group has also established three private limited companies which hold assets to provide security for the Group’s obligations to the HBOS Final Salary Pension Scheme, a section of the Lloyds Bank Pension Scheme No. 1 and the Lloyds Bank Offshore Pension Scheme. At 31 December 2023 these held assets of £4.1 billion in aggregate. The private limited companies are consolidated fully in the Group’s balance sheet. The terms of these arrangements require the Group to maintain assets in these vehicles to agreed minimum values in order to secure obligations owed to the relevant Group pension schemes. The Group has satisfied this requirement during 2023.
The last funding valuations of other Group schemes were carried out on a number of different dates. In order to report the position under IAS 19 as at 31 December 2023, the most recent valuation results for all schemes have been updated by qualified independent actuaries. The funding valuations use a more prudent approach to setting the discount rate and more conservative longevity and inflation assumptions than the IAS 19 valuations.
In a judgment in 2018, the High Court confirmed the requirement to equalise the Guaranteed Minimum Pension (GMP) benefits of men and women accruing between 1990 and 1997 from contracting out of the State Earnings Related Pension Scheme. The Group recognised a past service cost of £108 million in respect of equalisation in 2018 and, following agreement of the detailed implementation approach with the Trustee, a further £33 million was recognised in 2019. A further hearing was held during 2020 which confirmed the extent of the Trustee’s obligation to revisit past transfers out of the schemes. The amount of any additional liability as a result of this judgment is not considered likely to be material.
The Group is aware of the High Court ruling in the case of Virgin Media Ltd v NTL Pension Trustees II Ltd & Ors and is waiting for the outcome of the appeal, scheduled for 25 June 2024, and any additional hearings, as well as confirmation from the Government as to whether it will issue new regulations in response to this issue.
(ii)    Amounts in the financial statements

	2023 £m	2022 £m
Amount included in the balance sheet
Present value of funded obligations	(30,201)	(28,965)
Fair value of scheme assets	33,733	32,697
Net amount recognised in the balance sheet	3,532	3,732

F-29	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 11: Retirement benefit obligations continued

	2023 £m	2022 £m
Net amount recognised in the balance sheet
At 1 January	3,732	4,404
Net defined benefit pension credit (charge)	80	(123)
Actuarial (losses) gains on defined benefit obligation	(1,304)	17,222
Return on plan assets	(318)	(20,302)
Employer contributions	1,342	2,530
Exchange and other adjustments	–	1
At 31 December	3,532	3,732

	2023 £m	2022 £m
Movements in the defined benefit obligation
At 1 January	(28,965)	(47,130)
Current service cost	(88)	(180)
Interest expense	(1,394)	(902)
Remeasurements:
Actuarial gains – demographic assumptions	153	288
Actuarial losses – experience	(1,067)	(1,186)
Actuarial (losses) gains – financial assumptions	(390)	18,120
Benefits paid	1,544	2,048
Past service cost	(5)	(4)
Settlements	–	13
Exchange and other adjustments	11	(32)
At 31 December	(30,201)	(28,965)

	2023 £m	2022 £m
Analysis of the defined benefit obligation
Active members	(2,955)	(3,088)
Deferred members	(8,438)	(8,515)
Dependants	(1,572)	(1,349)
Pensioners	(17,236)	(16,013)
At 31 December	(30,201)	(28,965)

	2023 £m	2022 £m
Changes in the fair value of scheme assets
At 1 January	32,697	51,534
Return on plan assets excluding amounts included in interest income	(318)	(20,302)
Interest income	1,602	997
Employer contributions	1,342	2,530
Benefits paid	(1,544)	(2,048)
Settlements	–	(13)
Administrative costs paid	(35)	(34)
Exchange and other adjustments	(11)	33
At 31 December	33,733	32,697

F-30	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 11: Retirement benefit obligations continued
The (credit) expense recognised in the income statement for the year ended 31 December comprises:

	2023 £m	2022 £m	2021 £m
Current service cost	88	180	213
Net interest amount	(208)	(95)	(29)
Settlements	–	–	1
Past service cost – plan amendments	5	4	11
Plan administration costs incurred during the year	35	34	38
Total defined benefit pension (credit) expense	(80)	123	234
(iii)    Composition of scheme assets

	2023			2022
	Quoted £m	Unquoted £m	Total £m	Quoted £m	Unquoted £m	Total £m
Debt instruments[1]:
Fixed interest government bonds	5,657	–	5,657	3,007	–	3,007
Index-linked government bonds	16,105	–	16,105	15,497	–	15,497
Corporate and other debt securities	7,305	–	7,305	3,978	–	3,978
Asset-backed securities	4	–	4	–	–	–
	29,071	–	29,071	22,482	–	22,482
Pooled investment vehicles	613	8,361	8,974	2,730	15,863	18,593
Property	–	97	97	–	116	116
Equity instruments	23	62	85	7	47	54
Money market instruments, cash, derivatives and other assets and liabilities	466	(4,960)	(4,494)	1,069	(9,617)	(8,548)
At 31 December	30,173	3,560	33,733	26,288	6,409	32,697
1    Of the total debt instruments, £26,777 million (2022: £20,369 million) were investment grade (credit ratings equal to or better than ‘BBB’).
The assets of all of the funded plans are held independently of the Group’s assets in separate trustee-administered funds.
The pension schemes’ pooled investment vehicles comprise:

	2023 £m	2022 £m
Alternative credit funds	1,962	2,222
Bond and debt funds	571	354
Equity funds	1,674	1,421
Hedge and mutual funds	808	240
Infrastructure funds	1,147	1,193
Liquidity funds	1,585	11,527
Property funds	1,227	1,604
Other	–	32
At 31 December	8,974	18,593
The Trustee’s approach to investment is focused on acting in the members’ best financial interests, with the integration of ESG (environmental, social and governance) considerations into investment management processes and practices. This policy is reviewed annually (or more frequently as required) and has been shared with the schemes’ investment managers for implementation.
Climate change is one of the risks the schemes manage given its potential financial impact on valuation of assets.
(iv)    Assumptions
The principal actuarial and financial assumptions used in valuations of the defined benefit pension schemes were as follows:

	2023%	2022%
Discount rate	4.70	4.93
Rate of inflation:
Retail Price Index (RPI)	2.96	3.13
Consumer Price Index (CPI)	2.47	2.69
Rate of salary increases	0.00	0.00
Weighted-average rate of increase for pensions in payment	2.73	2.84

F-31	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 11: Retirement benefit obligations continued
On 25 November 2020 the Chancellor of the Exchequer announced the outcome of a consultation into a reform of the calculation of RPI. It is now expected that from 2030 RPI will be aligned with CPIH (the Consumer Price Index including owner occupiers’ housing costs). To determine the RPI assumption a term-dependent inflation curve has been used adjusting for an assumed inflation risk premium. A gap of 130 basis points has been assumed between RPI and CPI in 2024 reducing to 120 basis points in 2025, 110 basis points in 2026 and 100 basis points from 2027 to 2030; thereafter a 10 basis point gap has been assumed.

	Men		Women
	2023 Years	2022 Years	2023 Years	2022 Years
Life expectancy for member aged 60, on the valuation date	26.7	26.7	28.7	28.8
Life expectancy for member aged 60, 15 years after the valuation date	27.8	27.8	29.8	30.0
The mortality assumptions used in the UK scheme valuations are based on standard tables published by the Institute and Faculty of Actuaries which were adjusted in line with the actual experience of the relevant schemes. The table shows that a member retiring at age 60 at 31 December 2023 is assumed to live for, on average, 26.7 years for a male and 28.7 years for a female. In practice there will be much variation between individual members but these assumptions are expected to be appropriate across all members. It is assumed that younger members will live longer in retirement than those retiring now. This reflects the expectation that mortality rates will continue to fall over time as medical science and standards of living improve. To illustrate the degree of improvement assumed, the table also shows the life expectancy for members aged 45 now, when they retire in 15 years time at age 60. The Group uses the CMI mortality projections model and in line with actuarial industry recommendations has placed no weight on 2020 and 2021 mortality experience and 25 per cent weight on 2022 mortality experience.
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

	Effect of reasonably possible alternative assumptions
	Increase (decrease) in the income statement charge		(Increase) decrease in the net defined benefit pension scheme surplus
	2023 £m	2022 £m	2023 £m	2022 £m
Inflation (including pension increases)[1]:
Increase of 0.1 per cent	11	13	224	251
Decrease of 0.1 per cent	(12)	(13)	(235)	(245)
Discount rate[2]:
Increase of 0.1 per cent	(22)	(25)	(355)	(379)
Decrease of 0.1 per cent	21	24	363	388
Expected life expectancy of members:
Increase of one year	45	38	927	745
Decrease of one year	(46)	(39)	(946)	(762)
1    At 31 December 2023, the assumed rate of RPI inflation is 2.96 per cent and CPI inflation 2.47 per cent (2022: RPI 3.13 per cent and CPI 2.69 per cent).
2    At 31 December 2023, the assumed discount rate is 4.70 per cent (2022: 4.93 per cent).

F-32	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 11: Retirement benefit obligations continued
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
A significant goal of the strategies adopted by the schemes is to reduce volatility caused by changes in market expectations of interest rates and inflation. In the main schemes, this is achieved by investing scheme assets in bonds, primarily fixed interest gilts and index linked gilts, and by entering into interest rate and inflation swap arrangements. The assets in these LDI strategies represented 50 per cent of scheme assets at 31 December 2023.
These investments are structured to take into account the profile of scheme liabilities and actively managed to reflect both changing market conditions and changes to the liability profile. At 31 December 2023 the asset-liability matching strategy mitigated c.117 per cent of the liability sensitivity to interest rate movements and c.125 per cent of the liability sensitivity to inflation movements. In addition, a small amount of interest rate sensitivity arises through holdings of corporate and other debt securities. The higher level of hedging provides greater protection to the funding position of the schemes.
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
At 31 December 2023 the value of scheme assets included £(160) million representing the value of the longevity swaps (after allowing for the impact on the IAS 19 liabilities of the revisions to the base mortality assumptions).
In total the schemes have now hedged c.30 per cent of their longevity risk exposure.
Maturity profile of defined benefit obligation
The following table provides information on the weighted average duration of the defined benefit pension obligation and the distribution and timing of benefit payments:

	2023 Years	2022 Years
Duration of the defined benefit obligation	13	15
Maturity analysis of benefits expected to be paid:

	2023 £m	2022 £m
Within 12 months	1,697	1,409
Between 1 and 2 years	1,513	1,464
Between 2 and 5 years	4,886	4,678
Between 5 and 10 years	9,159	8,930
Between 10 and 15 years	9,176	9,296
Between 15 and 25 years	16,882	17,479
Between 25 and 35 years	12,343	12,720
Between 35 and 45 years	6,121	6,138
In more than 45 years	1,595	1,685

F-33	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 11: Retirement benefit obligations continued
Maturity analysis method and assumptions
The projected benefit payments are based on the assumptions underlying the assessment of the obligations, including allowance for expected future inflation. They are shown in their undiscounted form and therefore appear large relative to the discounted assessment of the defined benefit obligations recognised in the Group’s balance sheet. They are in respect of benefits that have been accrued prior to the respective year end date only and make no allowance for any benefits that may have been accrued subsequently.
Defined contribution schemes
The Group operates a number of defined contribution pension schemes in the UK and overseas, principally Your Tomorrow and the defined contribution sections of the Lloyds Bank Pension Scheme No. 1.
During the year ended 31 December 2023 the charge to the income statement in respect of defined contribution schemes was £414 million (2022: £314 million; 2021: £287 million), representing the contributions payable by the employer in accordance with each scheme’s rules.
Other retirement benefit schemes
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
For the principal post-retirement healthcare scheme, the latest actuarial valuation of the liability was carried out at 31 December 2023 by qualified independent actuaries. The principal assumptions used were as set out above, except that the rate of increase in healthcare premiums has been assumed at 10.00 per cent (2022: 6.74 per cent).
Movements in the other retirement benefits obligation:

	2023 £m	2022 £m
At 1 January	(35)	(103)
Actuarial (losses) gains	(11)	68
Insurance premiums paid	3	3
Charge for the year	(1)	(2)
Exchange and other adjustments	–	(1)
At 31 December	(44)	(35)

F-34	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 12: Auditors’ remuneration
Fees payable to the Bank’s auditors by the Group are as follows:

	2023 £m	2022 £m	2021 £m
Fees payable for the:
– audit of the Bank’s current year Annual report	5.1	4.9	4.7
– audits of the Bank’s subsidiaries	12.2	10.8	9.5
– total audit fees in respect of the statutory audit of Group entities[1]	17.3	15.7	14.2
– services normally provided in connection with statutory and regulatory filings or engagements	0.3	0.8	0.7
Total audit fees[2]	17.6	16.5	14.9
Other audit-related fees[2]	0.1	0.4	0.4
All other fees[2]	0.1	0.2	0.5
Total non-audit services[3]	0.2	0.6	0.9
Total fees payable to the Bank’s auditors by the Group	17.8	17.1	15.8
1    As defined by the Financial Reporting Council (FRC).
2    As defined by the Securities and Exchange Commission (SEC).
3    As defined by the SEC. Total non-audit services as defined by the FRC include all fees other than audit fees in respect of the statutory audit of Group entities. These fees totalled £0.5 million in 2023 (2022: £1.4 million; 2021: £1.6 million).
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
All other fees: This category includes other assurance services not related to the performance of the audit or review of the financial statements, for example, the review of controls operated by the Group on behalf of a third party. The auditors are not engaged to provide tax services.
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
During the year, the auditors also earned fees payable by entities outside the consolidated Lloyds Bank Group in respect of the following:

	2023 £m	2022 £m	2021 £m
Audits of Group pension schemes	0.4	0.3	0.3
Reviews of the financial position of corporate and other borrowers	–	–	–

F-35	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 13: Impairment

Year ended 31 December 2023	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
In respect of:
Loans and advances to banks	(3)	–	–	–	(3)
Loans and advances to customers	269	(270)	412	(73)	338
Debt securities	–	–	–	–	–
Financial assets at amortised cost	266	(270)	412	(73)	335
Impairment charge (credit) on drawn balances	266	(270)	412	(73)	335
Loan commitments and financial guarantees	31	(19)	(2)	–	10
Financial assets at fair value through other comprehensive income	(2)	–	–	–	(2)
Total impairment charge (credit)	295	(289)	410	(73)	343

Year ended 31 December 2022	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
In respect of:
Loans and advances to banks	9	–	–	–	9
Loans and advances to customers	(232)	679	882	(9)	1,320
Debt securities	6	–	–	–	6
Financial assets at amortised cost	(217)	679	882	(9)	1,335
Impairment (credit) charge on drawn balances	(217)	679	882	(9)	1,335
Loan commitments and financial guarantees	20	92	(1)	–	111
Financial assets at fair value through other comprehensive income	6	–	–	–	6
Total impairment (credit) charge	(191)	771	881	(9)	1,452

Year ended 31 December 2021	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
In respect of:
Loans and advances to banks	(4)	–	–	–	(4)
Loans and advances to customers	(436)	(1,008)	498	(135)	(1,081)
Debt securities	–	–	–	–	–
Financial assets at amortised cost	(440)	(1,008)	498	(135)	(1,085)
Impairment (credit) charge on drawn balances	(440)	(1,008)	498	(135)	(1,085)
Loan commitments and financial guarantees	(89)	(133)	(9)	–	(231)
Financial assets at fair value through other comprehensive income	(2)	–	–	–	(2)
Total impairment (credit) charge	(531)	(1,141)	489	(135)	(1,318)
The impairment charge includes a charge of £73 million (2022: no charge; 2021: release of £77 million) in respect of residual value impairment and voluntary terminations within the Group’s UK motor finance business.

F-36	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 14: Tax
Analysis of tax expense for the year

	2023 £m	2022 £m	2021 £m
UK corporation tax:
Current tax on profit for the year	(1,307)	(1,050)	(1,349)
Adjustments in respect of prior years	87	110	83
	(1,220)	(940)	(1,266)
Foreign tax:
Current tax on profit for the year	(44)	(20)	(21)
Adjustments in respect of prior years	2	(12)	22
	(42)	(32)	1
Current tax expense	(1,262)	(972)	(1,265)
Deferred tax:
Current year	(559)	(498)	851
Adjustments in respect of prior years	(28)	170	(169)
Deferred tax (expense) credit	(587)	(328)	682
Tax expense	(1,849)	(1,300)	(583)
Factors affecting the tax expense for the year
The UK corporation tax rate for the year was 23.5 per cent (2022: 19.0 per cent; 2021: 19.0 per cent). The increase in applicable tax rate from 2022 relates to the change in statutory tax rate effective from 1 April 2023. An explanation of the relationship between tax expense and accounting profit is set out below.

	2023 £m	2022 £m	2021 £m
Profit before tax	7,056	6,094	5,785
UK corporation tax thereon	(1,658)	(1,158)	(1,099)
Impact of surcharge on banking profits	(290)	(340)	(415)
Non-deductible costs: conduct charges	(30)	(5)	(167)
Non-deductible costs: bank levy	(31)	(25)	(19)
Other non-deductible costs	(53)	(58)	(59)
Non-taxable income	14	48	22
Tax relief on coupons on other equity instruments	78	46	65
Tax-exempt gains on disposals	71	–	2
Remeasurement of deferred tax due to rate changes	(8)	(21)	1,168
Differences in overseas tax rates	(3)	(55)	(17)
Adjustments in respect of prior years	61	268	(64)
Tax expense	(1,849)	(1,300)	(583)

F-37	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 14: Tax continued
Deferred tax
The Group’s deferred tax assets and liabilities are as follows:

Statutory position	2023 £m	2022 £m	Tax disclosure	2023 £m	2022 £m
Deferred tax assets	4,636	5,857	Deferred tax assets	6,863	7,999
Deferred tax liabilities	(157)	(208)	Deferred tax liabilities	(2,384)	(2,350)
Net deferred tax asset at 31 December	4,479	5,649	Net deferred tax asset at 31 December	4,479	5,649
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
Movements in deferred tax assets and liabilities (before taking into consideration the offsetting of balances within the same taxing jurisdiction) can be summarised as follows:

Deferred tax assets	Tax losses £m	Property, plant and equipment £m	Provisions £m	Share-based payments £m	Pension liabilities £m	Derivatives £m	Asset revaluations £m	Other temporary differences £m	Total £m
At 1 January 2022	5,018	760	300	17	69	37	–	176	6,377
Credit (charge) to the income statement	(4)	(237)	114	(3)	(22)	183	8	(66)	(27)
Credit (charge) to other comprehensive income	–	–	(155)	–	–	1,804	–	–	1,649
At 31 December 2022	5,014	523	259	14	47	2,024	8	110	7,999
Credit (charge) to the income statement	(267)	(253)	(40)	12	–	29	73	(36)	(482)
Credit (charge) to other comprehensive income	–	–	–	–	–	(628)	(26)	–	(654)
At 31 December 2023	4,747	270	219	26	47	1,425	55	74	6,863

Deferred tax liabilities		Capitalised software enhancements £m		Acquisition fair value £m	Pension assets £m	Derivatives £m	Asset revaluations[1] £m	Other temporary differences £m	Total £m
At 1 January 2022			(275)	(352)	(1,331)	–	(52)	(319)	(2,329)
(Charge) credit to the income statement			117	29	29	(470)	41	(47)	(301)
Credit to other comprehensive income			–	–	283	–	11	–	294
Exchange and other adjustments			–	–	–	–	–	(14)	(14)
At 31 December 2022			(158)	(323)	(1,019)	(470)	–	(380)	(2,350)
(Charge) credit to the income statement			69	35	(5)	(213)	–	9	(105)
Credit to other comprehensive income			–	–	53	–	–	66	119
Acquisitions			–	(58)	–	–	–	–	(58)
Exchange and other adjustments			–	–	–	–	–	10	10
At 31 December 2023			(89)	(346)	(971)	(683)	–	(295)	(2,384)
1    Financial assets at fair value through other comprehensive income.

F-38	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 14: Tax continued
At 31 December 2023 the Group carried net deferred tax assets on its balance sheet of £4,636 million (2022: £5,857 million) principally relating to tax losses carried forward.
Estimation of income taxes includes the assessment of recoverability of deferred tax assets. Deferred tax assets are only recognised to the extent that they are considered more likely than not to be recoverable based on existing tax laws and forecasts of future taxable profits against which the underlying tax deductions can be utilised. The Group has recognised a deferred tax asset of £4,747 million (2022: £5,014 million) in respect of trading losses carried forward. Substantially all of these losses have arisen in Bank of Scotland plc and Lloyds Bank plc, and they will be utilised as taxable profits arise in those legal entities in future periods.
The Group’s expectations of future UK taxable profits require management judgement, and take into account the Group’s long-term financial and strategic plans and anticipated future tax-adjusting items. In making this assessment, account is taken of business plans, the Board-approved operating plan and the expected future economic outlook as set out in the strategic report, as well as the risks associated with future regulatory, climate-related and other change, in order to produce a base case forecast of future UK taxable profits. Under current law there is no expiry date for UK trading losses not yet utilised, and given the forecast of future profitability and the Group’s commitment to the UK market, in management’s judgement it is more likely than not that the value of the losses will be recovered by the Group while still operating as a going concern. Banking tax losses that arose before 1 April 2015 can only be used against 25 per cent of taxable profits arising after 1 April 2016, and they cannot be used to reduce the surcharge on banking profits. These restrictions in utilisation mean that the value of the deferred tax asset in respect of tax losses is only expected to be fully recovered by 2036 (2022: 2036) in the base case forecast. The rate of recovery of the Group’s tax loss asset is not a straight line, being affected by the relative profitability of the different legal entities in future periods, and the relative size of their tax losses carried forward. It is expected in the base case that 90 per cent of the value will be recovered by 2034, when Bank of Scotland plc will have utilised all of its available tax losses. It is possible that future tax law changes could materially affect the timing of recovery and the value of these losses ultimately realised by the Group.
Deferred tax not recognised
Deferred tax assets of £142 million (2022: £147 million) have not been recognised in respect of £564 million of UK tax losses and other temporary differences which can only be used to offset future capital gains. UK capital losses can be carried forward indefinitely.
No deferred tax has been recognised in respect of foreign trade losses where it is not more likely than not that we will be able to utilise them in future periods. Of the asset not recognised, £50 million (2022: £53 million) relates to losses that will expire if not used within 20 years, and £7 million (2022: £7 million) relates to losses with no expiry date.
Critical accounting judgements and key sources of estimation uncertainty

Critical judgement:	The Group believes that its interpretation of the tax rules on group relief are correct
The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2013, HMRC informed the Group that its interpretation of the UK rules means that the group relief is not available. In 2020, HMRC concluded its enquiry into the matter and issued a closure notice. The Group’s interpretation of the UK rules has not changed and hence it appealed to the First Tier Tax Tribunal, with a hearing having taken place in May 2023. If the final determination of the matter by the judicial process is that HMRC’s position is correct, management believes that this would result in an increase in current tax liabilities of approximately £800 million (including interest) and a reduction in the Group’s deferred tax asset of approximately £285 million. The Group, following conclusion of the hearing and having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due.
There are a number of other open matters on which the Group is in discussions with HMRC (including the tax treatment of certain costs arising from the divestment of TSB Banking Group plc), none of which is expected to have a material impact on the financial position of the Group.

F-39	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 15: Measurement basis of financial assets and liabilities
The accounting policies in note 2 describe how different classes of financial instruments are measured, and how income and expenses, including fair value gains and losses, are recognised. The following table analyses the carrying amounts of the financial assets and liabilities by category and by balance sheet heading.

	Derivatives designated as hedging instruments £m	Mandatorily held at fair value through profit or loss		Designated at fair value through profit or loss £m	At fair value through other comprehensive income £m	Held at amortised cost £m	Total £m
At 31 December 2023		Held for trading £m	Other £m
Financial assets
Cash and balances at central banks	–	–	–	–	–	57,909	57,909
Financial assets at fair value through profit or loss	–	–	1,862	–	–	–	1,862
Derivative financial instruments	72	3,093	–	–	–	–	3,165
Loans and advances to banks	–	–	–	–	–	8,810	8,810
Loans and advances to customers	–	–	–	–	–	433,124	433,124
Reverse repurchase agreements	–	–	–	–	–	32,751	32,751
Debt securities	–	–	–	–	–	12,546	12,546
Due from fellow Lloyds Banking Group undertakings	–	–	–	–	–	840	840
Financial assets at amortised cost	–	–	–	–	–	488,071	488,071
Financial assets at fair value through other comprehensive income	–	–	–	–	27,337	–	27,337
Other	–	–	–	–	–	240	240
Total financial assets	72	3,093	1,862	–	27,337	546,220	578,584
Financial liabilities
Deposits from banks	–	–	–	–	–	3,557	3,557
Customer deposits	–	–	–	–	–	441,953	441,953
Repurchase agreements	–	–	–	–	–	37,702	37,702
Due to fellow Lloyds Banking Group undertakings	–	–	–	–	–	2,932	2,932
Financial liabilities at fair value through profit or loss	–	–	–	5,255	–	–	5,255
Derivative financial instruments	427	3,880	–	–	–	–	4,307
Notes in circulation	–	–	–	–	–	1,392	1,392
Debt securities in issue at amortised cost	–	–	–	–	–	52,449	52,449
Other	–	–	–	–	–	1,912	1,912
Subordinated liabilities	–	–	–	–	–	6,935	6,935
Total financial liabilities	427	3,880	–	5,255	–	548,832	558,394

F-40	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 15: Measurement basis of financial assets and liabilities continued

	Derivatives designated as hedging instruments £m	Mandatorily held at fair value through profit or loss		Designated at fair value through profit or loss £m	At fair value through other comprehensive income £m	Held at amortised cost £m	Total £m
At 31 December 2022		Held for trading £m	Other £m
Financial assets
Cash and balances at central banks	–	–	–	–	–	72,005	72,005
Financial assets at fair value through profit or loss	–	–	1,371	–	–	–	1,371
Derivative financial instruments	19	3,838	–	–	–	–	3,857
Loans and advances to banks	–	–	–	–	–	8,363	8,363
Loans and advances to customers	–	–	–	–	–	435,627	435,627
Reverse repurchase agreements	–	–	–	–	–	39,259	39,259
Debt securities	–	–	–	–	–	7,331	7,331
Due from fellow Lloyds Banking Group undertakings	–	–	–	–	–	816	816
Financial assets at amortised cost	–	–	–	–	–	491,396	491,396
Financial assets at fair value through other comprehensive income	–	–	–	–	22,846	–	22,846
Other	–	–	–	–	–	229	229
Total financial assets	19	3,838	1,371	–	22,846	563,630	591,704
Financial liabilities
Deposits from banks	–	–	–	–	–	4,658	4,658
Customer deposits	–	–	–	–	–	446,172	446,172
Repurchase agreements	–	–	–	–	–	48,590	48,590
Due to fellow Lloyds Banking Group undertakings	–	–	–	–	–	2,539	2,539
Financial liabilities at fair value through profit or loss	–	–	–	5,159	–	–	5,159
Derivative financial instruments	506	5,385	–	–	–	–	5,891
Notes in circulation	–	–	–	–	–	1,280	1,280
Debt securities in issue at amortised cost	–	–	–	–	–	49,056	49,056
Other	–	–	–	–	–	1,617	1,617
Subordinated liabilities	–	–	–	–	–	6,593	6,593
Total financial liabilities	506	5,385	–	5,159	–	560,505	571,555

F-41	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 16: Fair values of financial assets and liabilities
At 31 December 2023, the carrying value of the Group’s financial instrument assets held at fair value was £32,364 million (2022: £28,074 million), and its financial instrument liabilities held at fair value was £9,562 million (2022: £11,050 million).
(1)    Fair value measurement
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
Fair value information is not provided for items that are not financial instruments or for other assets and liabilities which are not carried at fair value in the Group’s consolidated balance sheet. These items include intangible assets, property, plant and equipment, and shareholders’ equity. These items are material and accordingly the Group believes that any fair value information presented would not represent the underlying value of the Group.
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
Formal committees, consisting of senior risk, finance and business management, meet at least quarterly to discuss and approve valuations in more judgemental areas, in particular for unquoted equities, structured credit, derivatives and the credit valuation adjustment (CVA), funding valuation adjustment (FVA) and other valuation adjustments.
Valuation of financial assets and liabilities
Assets and liabilities carried at fair value or for which fair values are disclosed have been classified into three levels according to the quality and reliability of information used to determine the fair values.
Level 1
Level 1 fair value measurements are those derived from unadjusted quoted prices in active markets for identical assets or liabilities. Products classified as level 1 predominantly comprise listed equity shares and government securities.
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
Level 3
Level 3 portfolios are those where at least one input which could have a significant effect on the instrument’s valuation is not based on observable market data. Such instruments would include the Group’s unlisted equity investments which are valued using various valuation techniques that require significant management judgement in determining appropriate assumptions, including earnings multiples and estimated future cash flows. Certain of the Group’s asset-backed securities, loans and advances recognised at fair value and derivatives are also classified as level 3.
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

F-42	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 16: Fair values of financial assets and liabilities continued
(2)    Financial assets and liabilities carried at fair value
(A)    Financial assets (excluding derivatives)
Valuation hierarchy
At 31 December 2023, the Group’s financial assets (excluding derivatives) carried at fair value totalled £29,199 million (2022: £24,217 million). The table below analyses these financial assets by balance sheet classification, asset type and valuation methodology (level 1, 2 or 3, as described above). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and 2 during the year. For amounts included below which are subject to repurchase and reverse repurchase agreements see note 38.

	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
At 31 December 2023
Financial assets at fair value through profit or loss
Loans and advances to customers	–	1,391	266	1,657
Equity shares	201	–	4	205
Total financial assets at fair value through profit or loss	201	1,391	270	1,862
Financial assets at fair value through other comprehensive income
Debt securities:
Government securities	14,074	48	–	14,122
Asset-backed securities	–	121	52	173
Corporate and other debt securities	951	12,090	–	13,041
	15,025	12,259	52	27,336
Equity shares	–	–	1	1
Total financial assets at fair value through other comprehensive income	15,025	12,259	53	27,337
Total financial assets (excluding derivatives) at fair value	15,226	13,650	323	29,199
At 31 December 2022
Financial assets at fair value through profit or loss
Loans and advances to customers	–	841	291	1,132
Equity shares	235	–	4	239
Total financial assets at fair value through profit or loss	235	841	295	1,371
Financial assets at fair value through other comprehensive income
Debt securities:
Government securities	10,839	357	–	11,196
Asset-backed securities	–	87	51	138
Corporate and other debt securities	531	10,980	–	11,511
	11,370	11,424	51	22,845
Equity shares	–	–	1	1
Total financial assets at fair value through other comprehensive income	11,370	11,424	52	22,846
Total financial assets (excluding derivatives) at fair value	11,605	12,265	347	24,217
Movements in level 3 portfolio
The table below analyses movements in level 3 financial assets (excluding derivatives) at fair value, recurring basis.

	2023			2022
	Financial assets at fair value through profit or loss £m	Financial assets at fair value through other comprehensive income £m	Total level 3 financial assets (excluding derivatives) at fair value, recurring basis £m	Financial assets at fair value through profit or loss £m	Financial assets at fair value through other comprehensive income £m	Total level 3 financial assets (excluding derivatives) at fair value, recurring basis £m
At 1 January	295	52	347	399	56	455
Exchange and other adjustments	–	(1)	(1)	–	3	3
(Losses) gains recognised in the income statement within other income	(1)	5	4	(20)	(3)	(23)
Purchases/increases to customer loans	–	–	–	3	–	3
Sales/repayments of customer loans	(24)	(3)	(27)	(87)	(4)	(91)
At 31 December	270	53	323	295	52	347
Gains (losses) recognised in the income statement, within other income, relating to the change in fair value of those assets held at 31 December	–	4	4	(19)	–	(19)

F-43	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 16: Fair values of financial assets and liabilities continued
Valuation methodology for financial assets (excluding derivatives)
Loans and advances to customers
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
(B)    Financial liabilities (excluding derivatives)
Valuation hierarchy
At 31 December 2023, the Group’s financial liabilities (excluding derivatives) carried at fair value, comprised its financial liabilities at fair value through profit or loss and totalled £5,255 million (2022: £5,159 million). The table below analyses these financial liabilities by balance sheet classification and valuation methodology (level 1, 2 or 3, as described on page F-42). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and 2 during the year.

	2023				2022
	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Debt securities in issue designated at fair value through profit or loss	–	5,232	23	5,255	–	5,133	26	5,159
The amount contractually payable on maturity of the debt securities held at fair value through profit or loss at 31 December 2023 was £10,433 million, which was £5,178 million higher than the balance sheet carrying value (2022: £11,195 million, which was £6,036 million higher than the balance sheet carrying value). At 31 December 2023 there was a cumulative £90 million decrease in the fair value of these liabilities attributable to changes in credit spread risk; this is determined by reference to the quoted credit spreads of Lloyds Bank plc, the issuing entity within the Group. Of the cumulative amount, an increase of £234 million arose in 2023 and a decrease of £519 million arose in 2022.
Movements in level 3 portfolio
The table below analyses movements in the level 3 financial liabilities (excluding derivatives) at fair value portfolio.

	2023 £m	2022 £m
At 1 January	26	33
Gains recognised in the income statement within other income	(1)	(3)
Redemptions	(2)	(4)
At 31 December	23	26
Gains recognised in the income statement, within other income, relating to the change in fair value of those liabilities held at 31 December	(1)	(3)
Valuation methodology for financial liabilities (excluding derivatives)
Liabilities held at fair value through profit or loss
These principally comprise debt securities in issue which are classified as level 2 and their fair value is determined using techniques whose inputs are based on observable market data. The carrying amount of the securities is adjusted to reflect the effect of changes in own credit spreads and the resulting gain or loss is recognised in other comprehensive income.
In the year ended 31 December 2023, the own credit adjustment arising from the fair valuation of £5,255 million (2022: £5,159 million) of the Group’s debt securities in issue designated at fair value through profit or loss resulted in a loss of £234 million (2022: gain of £519 million), before tax, recognised in other comprehensive income.

F-44	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 16: Fair values of financial assets and liabilities continued
(C)    Derivatives
Valuation hierarchy
All of the Group’s derivative assets and liabilities are carried at fair value. At 31 December 2023, such assets totalled £3,165 million (2022: £3,857 million) and liabilities totalled £4,307 million (2022: £5,891 million). The table below analyses these derivative balances by valuation methodology (level 1, 2 or 3, as described on page F-42). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and level 2 during the year.

	2023				2022
	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Derivative assets	–	3,165	–	3,165	–	3,857	–	3,857
Derivative liabilities	–	(4,168)	(139)	(4,307)	–	(5,728)	(163)	(5,891)
Movements in level 3 portfolio
The table below analyses movements in level 3 derivative assets and liabilities carried at fair value.

	2023		2022
	Derivative assets £m	Derivative liabilities £m	Derivative assets £m	Derivative liabilities £m
At 1 January	–	(163)	16	(207)
Gains recognised in the income statement within other income	–	3	1	27
Purchases (additions)	–	–	–	(9)
(Sales) redemptions	–	21	–	25
Transfers out of the level 3 portfolio	–	–	(17)	1
At 31 December	–	(139)	–	(163)
Gains recognised in the income statement, within other income, relating to the change in fair value of those assets or liabilities held at 31 December	–	2	–	26
Valuation methodology for derivatives
The Group’s derivatives are valued using techniques including discounted cash flow and options pricing models, as appropriate. The types of derivatives classified as level 2 and the valuation techniques used include:
•Interest rate swaps which are valued using discounted cash flow models; the most significant inputs into those models are interest rate yield curves which are developed from publicly quoted rates
•Foreign exchange derivatives that do not contain options which are priced using rates available from publicly quoted sources
•Credit derivatives are valued using standard models with observable inputs, including publicly available yield and credit default swap (CDS) curves
•Less complex interest rate and foreign exchange option products which are valued using volatility surfaces developed from publicly available interest rate cap, interest rate swaption and other option volatilities; option volatility skew information is derived from a market standard consensus pricing service.
Complex interest rate products where inputs to the valuation are significant and unobservable are classified as level 3.
Certain inputs used to calculate CVA, FVA, and own credit adjustments, are not significant in determining the classification of the derivative and debt instruments. Consequently, these inputs do not form part of the level 3 sensitivities presented.

F-45	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 16: Fair values of financial assets and liabilities continued
Derivative valuation adjustments
Derivative financial instruments which are carried in the balance sheet at fair value are adjusted where appropriate to reflect credit risk, market liquidity and other risks.
(i)    Uncollateralised derivative valuation adjustments
The following table summarises the movement on this valuation adjustment account during 2022 and 2023:

	2023 £m	2022 £m
At 1 January	50	154
Income statement credit	(11)	(104)
At 31 December	39	50
Represented by:

	2023 £m	2022 £m
Credit Valuation Adjustment	32	48
Debit Valuation Adjustment	(3)	(8)
Funding Valuation Adjustment	10	10
	39	50
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
The combination of a one-notch deterioration in the credit rating of derivative counterparties and a 10 per cent increase in LGD increases the CVA by £8 million. Current market value is used to estimate the projected exposure for products not supported by the model, which are principally complex interest rate options that are traded in very low volumes. For these, the CVA is calculated on an add-on basis (although no such adjustment was required at 31 December 2023).
The DVA is sensitive to:
•The current size of the mark-to-market position on the uncollateralised liability
•Expectations of future market volatility of the underlying liability
•The Group’s own CDS spread
A 1 per cent rise in the CDS spread would lead to an increase in the DVA of £6 million.
The risk exposures that are used for the CVA and DVA calculations are strongly influenced by interest rates. Due to the nature of the Group’s business the CVA/DVA exposures tend to be on average the same way around such that the valuation adjustments fall when interest rates rise. A 1 per cent rise in interest rates would lead to a £16 million fall in the overall valuation adjustment to £13 million. The CVA model used by the Group does not assume any correlation between the level of interest rates and default rates.
The Group has also recognised a Funding Valuation Adjustment to adjust for the net cost of funding uncollateralised derivative positions. This adjustment is calculated on the expected future exposure discounted at a suitable cost of funds. A 10 basis points increase in the cost of funds will increase the funding valuation adjustment by £1 million.
(ii)    Market liquidity
The Group includes mid to bid-offer valuation adjustments against the expected cost of closing out the net market risk in the Group’s trading positions within a time frame that is consistent with historical trading activity and spreads that the trading desks have accessed historically during the ordinary course of business in normal market conditions.
At 31 December 2023, the Group’s derivative trading business held mid to bid-offer valuation adjustments of £5 million (2022: £6 million).

F-46	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 16: Fair values of financial assets and liabilities continued
(D)    Sensitivity of level 3 valuations
Critical accounting judgements and key sources of estimation uncertainty

Key sources of estimation uncertainty:	Interest rate spreads, credit spreads, earnings multiples and interest rate volatility
The Group’s valuation control framework and a description of level 1, 2 and 3 financial assets and liabilities is set out in section (1) above. The valuation techniques for level 3 financial instruments involve management judgement and estimates, the extent of which depends on the complexity of the instrument and the availability of market observable information. In addition, in line with market practice, the Group applies credit, debit and funding valuation adjustments in determining the fair value of its uncollateralised derivative positions. A description of these adjustments is set out in section (C)(i) above.

			2023			2022
				Effect of reasonably possible alternative assumptions[1]			Effect of reasonably possible alternative assumptions[1]
	Valuation techniques	Significant unobservable inputs[2]	Carrying value £m	Favourable changes £m	Unfavourable changes £m	Carrying value £m	Favourable changes £m	Unfavourable changes £m
Financial assets at fair value through profit or loss
Loans and advances to customers	Discounted cash flows	Interest rate spreads (+/- 50bps)[3]	266	21	(19)	291	25	(23)
Equity investments		n/a	4	1	(1)	4	2	(2)
			270			295
Financial assets at fair value through other comprehensive income
Asset-backed securities	Lead manager or broker quote/consensus pricing	n/a	52	2	(1)	51	4	(4)
Equity investments		n/a	1	–	–	1	–	–
			53			52
Level 3 financial assets carried at fair value			323			347
Financial liabilities at fair value through profit or loss
Securitisation notes	Discounted cash flows	Interest rate spreads (+/- 50bps)[5]	23	1	(1)	26	1	(1)
Derivative financial liabilities
Interest rate derivatives	Option pricing model	Interest rate volatility (13%/200%)[6]	16	–	–	13	–	–
Shared appreciation rights	Market values – property valuation	HPI (+/- 1%)[7]	123	13	(12)	150	16	(16)
			139			163
Level 3 financial liabilities carried at fair value			162			189
1    Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.
2    Ranges are shown where appropriate and represent the highest and lowest inputs used in the level 3 valuations.
3    2022: +/- 50bps.
4    2022: 31%/59%.
5    2022: +/- 50bps.
6    2022: 13%/168%.
7    2022: +/- 1%.
Unobservable inputs
Significant unobservable inputs affecting the valuation of debt securities and derivatives are as follows:
•Credit spreads represent the premium above the benchmark reference instrument required to compensate for lower credit quality; higher spreads lead to a lower fair value
•Volatility parameters represent key attributes of option behaviour; higher volatilities typically denote a wider range of possible outcomes

F-47	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 16: Fair values of financial assets and liabilities continued
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
Derivatives
Reasonably possible alternative assumptions have been determined in respect of swaptions in the Group’s derivative portfolios which are priced using industry standard option pricing models. Such models require interest rate volatilities which may be unobservable at longer maturities. To derive reasonably possible alternative valuations these volatility parameters have been flexed within a range.
(3)    Financial assets and liabilities carried at amortised cost
(A)    Financial assets
Valuation hierarchy
The table below analyses the fair values of those financial assets of the Group which are carried at amortised cost by valuation methodology (level 1, 2 or 3, as described on page F-42). Financial assets carried at amortised cost are mainly classified as level 3 due to significant unobservable inputs used in the valuation models. Where inputs are observable, debt securities are classified as level 1 or 2.

	Carrying value £m	Fair value £m	Valuation hierarchy
			Level 1 £m	Level 2 £m	Level 3 £m
At 31 December 2023
Loans and advances to banks	8,810	8,810	–	–	8,810
Loans and advances to customers	433,124	423,183	–	–	423,183
Reverse repurchase agreements	32,751	32,751	–	32,751	–
Debt securities	12,546	12,506	–	8,392	4,114
Due from fellow Lloyds Banking Group undertakings	840	840	–	–	840
Financial assets at amortised cost	488,071	478,090	–	41,143	436,947
At 31 December 2022
Loans and advances to banks	8,363	8,363	–	–	8,363
Loans and advances to customers	435,627	430,980	–	–	430,980
Reverse repurchase agreements	39,259	39,259	–	39,259	–
Debt securities	7,331	7,334	167	7,167	–
Due from fellow Lloyds Banking Group undertakings	816	816	–	–	816
Financial assets at amortised cost	491,396	486,752	167	46,426	440,159
Valuation methodology
Loans and advances to banks
The carrying value of short-dated loans and advances to banks is assumed to be their fair value. The fair value of other loans and advances to banks is estimated by discounting the anticipated cash flows at a market discount rate adjusted for the credit spread of the obligor or, where not observable, the credit spread of borrowers of similar credit quality.
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

F-48	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 16: Fair values of financial assets and liabilities continued
(B)    Financial liabilities
Valuation hierarchy
The table below analyses the fair values of those financial liabilities of the Group which are carried at amortised cost by valuation methodology (level 1, 2 or 3, as described on page F-42).

	Carrying value £m	Fair value £m	Valuation hierarchy
			Level 1 £m	Level 2 £m	Level 3 £m
At 31 December 2023
Deposits from banks	3,557	3,557	–	3,557	–
Customer deposits	441,953	442,391	–	442,391	–
Repurchase agreements	37,702	37,702	–	37,702	–
Due to fellow Lloyds Banking Group undertakings	2,932	2,932	–	2,932	–
Debt securities in issue at amortised cost	52,449	52,243	–	52,243	–
Subordinated liabilities	6,935	7,160	–	7,160	–
At 31 December 2022
Deposits from banks	4,658	4,660	–	4,660	–
Customer deposits	446,172	445,916	–	445,916	–
Repurchase agreements	48,590	48,590	–	48,590	–
Due to fellow Lloyds Banking Group undertakings	2,539	2,539	–	2,539	–
Debt securities in issue at amortised cost	49,056	48,818	–	48,818	–
Subordinated liabilities	6,593	6,760	–	6,760	–
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
Debt securities in issue at amortised cost
The fair value of short-term debt securities in issue is approximately equal to their carrying value. Fair value for other debt securities in issue is calculated based on quoted market prices where available. Where quoted market prices are not available, fair value is estimated using discounted cash flow techniques at a rate which reflects market rates of interest and the Lloyds Banking Group’s own credit spread.
Subordinated liabilities
The fair value of subordinated liabilities is determined by reference to quoted market prices where available or by reference to quoted market prices of similar instruments. Subordinated liabilities are classified as level 2, since the inputs used to determine their fair value are largely observable.
(4)    Reclassifications of financial assets
There have been no reclassifications of financial assets in 2022 or 2023.

F-49	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 17: Derivative financial instruments
The fair values and notional amounts of derivative instruments are set out in the following table:

	2023			2022
	Contract/ notional amount £m	Fair value		Contract/ notional amount £m	Fair value
		Assets £m	Liabilities £m		Assets £m	Liabilities £m
Trading and other
Exchange rate contracts	96,730	853	686	114,145	1,500	1,976
Interest rate contracts	815,557	2,183	3,006	1,124,299	2,221	3,171
Credit derivatives	3,595	48	65	4,058	105	97
Equity and other contracts	65	9	123	63	12	141
Total derivative assets/liabilities - trading and other	915,947	3,093	3,880	1,242,565	3,838	5,385
Hedging
Derivatives designated as fair value hedges	134,666	71	413	128,188	9	496
Derivatives designated as cash flow hedges	451,109	1	14	236,226	10	10
Total derivative assets/liabilities - hedging	585,775	72	427	364,414	19	506
Total recognised derivative assets/liabilities	1,501,722	3,165	4,307	1,606,979	3,857	5,891
The notional amount of the contract does not represent the Group’s exposure to credit risk, which is limited to the current cost of replacing contracts with a positive value to the Group should the counterparty default. To reduce credit risk the Group uses a variety of credit enhancement techniques such as netting and collateralisation, where security is provided against the exposure; a large proportion of the Group’s derivatives are held through exchanges such as London Clearing House and are collateralised through those exchanges. Further details are provided in note 38 Credit risk.
The Group holds derivatives as part of the following strategies:
•Customer driven, where derivatives are held as part of the provision of risk management products to Group customers
•To manage and hedge the Group’s interest rate and foreign exchange risk arising from normal banking business. The hedge accounting strategy adopted by the Group is to utilise a combination of fair value and cash flow hedge approaches as described in note 38
The principal derivatives used by the Group are as follows:
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

F-50	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 17: Derivative financial instruments continued
Details of the Group’s hedging instruments are set out below:

	Maturity
At 31 December 2023	Up to 1 month £m	1 to 3 months £m	3 to 12 months £m	1 to 5 years £m	Over 5 years £m	Total £m
Fair value hedges
Interest rate
Cross currency swap
Notional	–	–	–	–	35	35
Average fixed interest rate	–	–	–	–	1.28%
Average EUR/GBP exchange rate	–	–	–	–	1.38
Interest rate swap
Notional	1,908	4,993	16,411	73,607	37,712	134,631
Average fixed interest rate	0.95%	1.44%	2.11%	3.05%	2.03%
Cash flow hedges
Foreign exchange
Currency swap
Notional	12	49	439	41	–	541
Average EUR/GBP exchange rate	–	1.14	1.14	1.10	–
Average USD/GBP exchange rate	1.25	1.27	1.24	1.20	–
Interest rate
Interest rate swap
Notional	9,148	22,496	73,979	277,180	67,765	450,568
Average fixed interest rate	4.14%	4.20%	3.89%	3.39%	2.61%

	Maturity
At 31 December 2022	Up to 1 month £m	1 to 3 months £m	3 to 12 months £m	1 to 5 years £m	Over 5 years £m	Total £m
Fair value hedges
Interest rate
Cross currency swap
Notional	–	–	–	–	35	35
Average fixed interest rate	–	–	–	–	1.28%
Average EUR/GBP exchange rate	–	–	–	–	1.38
Interest rate swap
Notional	796	12,236	31,539	51,094	32,488	128,153
Average fixed interest rate	3.20%	0.10%	0.68%	2.04%	1.88%
Cash flow hedges
Foreign exchange
Currency swap
Notional	16	35	207	48	4	310
Average EUR/GBP exchange rate	–	–	–	–	–
Average USD/GBP exchange rate	1.23	1.26	1.19	1.23	1.18
Interest rate
Interest rate swap
Notional	4,476	4,891	24,929	152,862	48,758	235,916
Average fixed interest rate	3.18%	1.46%	2.42%	2.46%	1.63%

F-51	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 17: Derivative financial instruments continued
The carrying amounts of the Group’s hedging instruments are as follows:

	Carrying amount of the hedging instrument
At 31 December 2023	Contract/ notional amount £m	Assets £m	Liabilities £m	Changes in fair value used for calculating hedge ineffectiveness £m
Fair value hedges
Interest rate
Currency swaps	35	3	–	2
Interest rate swaps	134,631	68	413	(3,098)
Cash flow hedges
Foreign exchange
Currency swaps	541	1	14	(14)
Interest rate
Interest rate swaps	450,568	–	–	2,221

	Carrying amount of the hedging instrument
At 31 December 2022	Contract/ notional amount £m	Assets £m	Liabilities £m	Changes in fair value used for calculating hedge ineffectiveness £m
Fair value hedges
Interest rate
Currency swaps	35	1	–	(2)
Interest rate swaps	128,153	8	496	3,108
Cash flow hedges
Foreign exchange
Currency swaps	310	10	10	25
Interest rate
Interest rate swaps	235,916	–	–	(6,417)
All amounts are held within derivative financial instruments.

F-52	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 17: Derivative financial instruments continued
The Group’s hedged items are as follows:

	Carrying amount of the hedged item		Accumulated amount of fair value adjustment on the hedged item		Change in fair value of hedged item for ineffectiveness assessment £m	Cash flow hedging reserve
						Continuing hedges £m	Discontinued hedges £m
At 31 December 2023	Assets £m	Liabilities £m	Assets £m	Liabilities £m
Fair value hedges
Interest rate
Fixed rate mortgages[1]	75,871	–	25	–	2,542
Fixed rate issuance[2]	–	30,852	–	1,463	(672)
Fixed rate bonds[3]	24,146	–	(331)	–	962
Cash flow hedges
Foreign exchange
Foreign currency issuance[2]					14	(11)	20
Customer deposits[4]					–	–	3
Interest rate
Customer loans[1]					(1,721)	(3,529)	(1,914)
Central bank balances[5]					(468)	(272)	(1,425)
Customer deposits[4]					250	2,169	23

	Carrying amount of the hedged item		Accumulated amount of fair value adjustment on the hedged item		Change in fair value of hedged item for ineffectiveness assessment £m	Cash flow hedging reserve
						Continuing hedges £m	Discontinued hedges £m
At 31 December 2022	Assets £m	Liabilities £m	Assets £m	Liabilities £m
Fair value hedges
Interest rate
Fixed rate mortgages[1]	73,282	–	(2,602)	–	(3,199)
Fixed rate issuance[2]	–	28,391	–	2,069	2,422
Fixed rate bonds[3]	19,259	–	(1,549)	–	(2,350)
Cash flow hedges
Foreign exchange
Foreign currency issuance[2]					(25)	6	11
Customer deposits[4]					–	–	3
Interest rate
Customer loans[1]					5,931	(6,051)	(921)
Central bank balances[5]					2,194	(1,597)	(916)
Customer deposits[4]					(1,661)	2,332	(46)
1Included within loans and advances to customers.
2Included within debt securities in issue at amortised cost.
3Included within financial assets at amortised cost and financial assets at fair value through other comprehensive income.
4Included within customer deposits.
5Included within cash and balances at central banks.
The accumulated amount of fair value hedge adjustments remaining in the balance sheet for hedged items that have ceased to be adjusted for hedging gains and losses is a liability of £960 million relating to fixed rate issuances of £170 million and mortgages of £790 million (2022: liability of £1,449 million relating to fixed rate issuances of £221 million and mortgages of £1,228 million).

F-53	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 17: Derivative financial instruments continued
Gains and losses arising from hedge accounting are summarised as follows:

	Gain (loss) recognised in other comprehensive income £m	Hedge ineffectiveness recognised in the income statement[1] £m	Amounts reclassified from reserves to income statement as:
At 31 December 2023			Hedged cash flows will no longer occur £m	Hedged item affected income statement £m	Income statement line item that includes reclassified amount
Fair value hedges
Interest rate
Fixed rate mortgages		(264)
Fixed rate issuance		(13)
Fixed rate bonds		13
Cash flow hedges
Foreign exchange
Foreign currency issuance	(14)	–	–	5	Interest expense
Customer deposits	–	–	–	–	Interest expense
Interest rate
Customer loans	(134)	17	–	1,663	Interest income
Central bank balances	297	3	–	519	Interest income
Customer deposits	576	(3)	–	(670)	Interest expense

	Gain (loss) recognised in other comprehensive income £m	Hedge ineffectiveness recognised in the income statement[1] £m	Amounts reclassified from reserves to income statement as:
At 31 December 2022			Hedged cash flows will no longer occur £m	Hedged item affected income statement £m	Income statement line item that includes reclassified amount
Fair value hedges
Interest rate
Fixed rate mortgages		22
Fixed rate issuance		(29)
Fixed rate bonds		(14)
Cash flow hedges
Foreign exchange
Foreign currency issuance	25	–	–	(6)	Interest expense
Customer deposits	3	–	–	–	Interest expense
Interest rate
Customer loans	(6,718)	(29)	–	5	Interest income
Central bank balances	(2,171)	1	–	2	Interest income
Customer deposits	2,341	22	–	(2)	Interest expense
1Hedge ineffectiveness is included in the income statement within net trading income.
There was no gain or loss in either 2023 or 2022 reclassified from the cash flow hedging reserve for which hedge accounting had previously been used but for which the hedged future cash flows are no longer expected to occur.
At 31 December 2023 £2,072 million of total recognised derivative assets of and £3,241 million of total recognised derivative liabilities of (2022: £2,931 million of assets and £4,479 million of liabilities) had a contractual residual maturity of greater than one year.

F-54	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 18: Loans and advances to customers

	Gross carrying amount					Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
At 1 January 2023	362,766	60,103	7,611	9,622	440,102	678	1,792	1,752	253	4,475
Exchange and other adjustments[1]	2,432	(8)	(8)	18	2,434	(8)	(1)	106	67	164
Transfers to Stage 1	18,355	(18,317)	(38)		–	393	(385)	(8)		–
Transfers to Stage 2	(17,963)	18,545	(582)		–	(53)	121	(68)		–
Transfers to Stage 3	(1,214)	(2,507)	3,721		–	(13)	(223)	236		–
Impact of transfers between stages	(822)	(2,279)	3,101		–	(254)	401	312		459
						73	(86)	472		459
Other changes in credit quality[2]						106	(103)	802	8	813
Additions and repayments	8,168	(3,951)	(2,338)	(1,043)	836	90	(81)	(862)	(81)	(934)
Charge (credit) to the income statement						269	(270)	412	(73)	338
Disposals and derecognition[3]	(3,685)	(892)	(122)	(743)	(5,442)	(54)	(59)	(24)	(34)	(171)
Advances written off			(1,229)	–	(1,229)			(1,229)	–	(1,229)
Recoveries of advances written off in previous years			116	–	116			116	–	116
At 31 December 2023	368,859	52,973	7,131	7,854	436,817	885	1,462	1,133	213	3,693
Allowance for impairment losses	(885)	(1,462)	(1,133)	(213)	(3,693)
Net carrying amount	367,974	51,511	5,998	7,641	433,124
Drawn ECL coverage[4] (%)	0.2	2.8	15.9	2.7	0.8
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
2    Includes a charge for methodology and model changes of £60 million, split by stage as £96 million charge for Stage 1, £33 million credit for Stage 2, £1 million credit for Stage 3 and £2 million credit for POCI.
3    Relates to the securitisations of legacy Retail mortgages and Retail unsecured loans.
4    Allowance for expected credit losses on loans and advances to customers as a percentage of gross loans and advances to customers.

	Gross carrying amount					Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
At 1 January 2022	382,366	34,884	6,406	10,977	434,633	909	1,112	1,573	210	3,804
Exchange and other adjustments[1]	(1,574)	24	(21)	12	(1,559)	1	1	43	65	110
Transfers to Stage 1	8,329	(8,256)	(73)		–	176	(167)	(9)		–
Transfers to Stage 2	(34,889)	35,291	(402)		–	(66)	135	(69)		–
Transfers to Stage 3	(1,235)	(2,527)	3,762		–	(8)	(158)	166		–
Impact of transfers between stages	(27,795)	24,508	3,287		–	(119)	697	268		846
						(17)	507	356		846
Other changes in credit quality[2]						(312)	84	617	49	438
Additions and repayments	9,769	687	(1,315)	(1,354)	7,787	97	88	(91)	(58)	36
(Credit) charge to the income statement						(232)	679	882	(9)	1,320
Advances written off			(928)	(13)	(941)			(928)	(13)	(941)
Recoveries of advances written off in previous years			182	–	182			182	–	182
At 31 December 2022	362,766	60,103	7,611	9,622	440,102	678	1,792	1,752	253	4,475
Allowance for impairment losses	(678)	(1,792)	(1,752)	(253)	(4,475)
Net carrying amount	362,088	58,311	5,859	9,369	435,627
Drawn ECL coverage[3] (%)	0.2	3.0	23.0	2.6	1.0
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
2    Includes a credit for methodology and model changes of £63 million, split by stage as £2 million charge for Stage 1, £11 million charge for Stage 2, £47 million credit for Stage 3 and £29 million credit for POCI.
3    Allowance for expected credit losses on loans and advances to customers as a percentage of gross loans and advances to customers.
The total allowance for impairment losses includes £187 million (2022: £92 million) in respect of residual value impairment and voluntary terminations within the Group’s UK Motor Finance business.
At 31 December 2023 £377,462 million (2022: £389,517 million) of loans and advances to customers had a contractual residual maturity of greater than one year.

F-55	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 18: Loans and advances to customers continued
Movements in Retail UK mortgage balances were as follows:

	Gross carrying amount					Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
At 1 January 2023	257,517	41,783	3,416	9,622	312,338	91	552	311	253	1,207
Exchange and other adjustments[1]	–	–	–	18	18	–	–	53	67	120
Transfers to Stage 1	12,202	(12,195)	(7)		–	66	(65)	(1)		–
Transfers to Stage 2	(12,673)	13,103	(430)		–	(7)	33	(26)		–
Transfers to Stage 3	(450)	(1,656)	2,106		–	–	(66)	66		–
Impact of transfers between stages	(921)	(748)	1,669		–	(50)	91	115		156
						9	(7)	154		156
Other changes in credit quality[2]						43	(104)	14	8	(39)
Additions and repayments	1,202	(1,955)	(553)	(1,043)	(2,349)	19	(49)	(67)	(81)	(178)
Charge (credit) to the income statement						71	(160)	101	(73)	(61)
Disposals and derecognition[3]	(1,202)	(547)	(94)	(743)	(2,586)	(1)	(18)	(7)	(34)	(60)
Advances written off			(108)	–	(108)			(108)	–	(108)
Recoveries of advances written off in previous years			7	–	7			7	–	7
At 31 December 2023	256,596	38,533	4,337	7,854	307,320	161	374	357	213	1,105
Allowance for impairment losses	(161)	(374)	(357)	(213)	(1,105)
Net carrying amount	256,435	38,159	3,980	7,641	306,215
Drawn ECL coverage[4] (%)	0.1	1.0	8.2	2.7	0.4
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
2    Includes a charge for methodology and model changes of £74 million, split by stage as £91 million charge for Stage 1, £12 million credit for Stage 2, £(3) million credit for Stage 3 and £2 million credit for POCI.
3    Relates to the securitisation of legacy Retail mortgages.
4    Allowance for expected credit losses on loans and advances to customers as a percentage of gross loans and advances to customers.

	Gross carrying amount					Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
At 1 January 2022	273,629	21,798	1,940	10,977	308,344	48	394	184	210	836
Exchange and other adjustments[1]	–	–	–	12	12	–	–	28	65	93
Transfers to Stage 1	5,107	(5,096)	(11)		–	28	(27)	(1)		–
Transfers to Stage 2	(26,043)	26,204	(161)		–	(14)	25	(11)		–
Transfers to Stage 3	(444)	(1,793)	2,237		–	–	(63)	63		–
Impact of transfers between stages	(21,380)	19,315	2,065		–	(25)	254	98		327
						(11)	189	149		327
Other changes in credit quality[2]						36	(21)	(1)	49	63
Additions and repayments	5,268	670	(585)	(1,354)	3,999	18	(10)	(45)	(58)	(95)
Charge (credit) to the income statement						43	158	103	(9)	295
Advances written off			(28)	(13)	(41)			(28)	(13)	(41)
Recoveries of advances written off in previous years			24	–	24			24	–	24
At 31 December 2022	257,517	41,783	3,416	9,622	312,338	91	552	311	253	1,207
Allowance for impairment losses	(91)	(552)	(311)	(253)	(1,207)
Net carrying amount	257,426	41,231	3,105	9,369	311,131
Drawn ECL coverage[3] (%)	–	1.3	9.1	2.6	0.4
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
2    Includes a credit for methodology and model changes of £96 million, split by stage as £nil for Stage 1, £12 million credit for Stage 2, £55 million credit for Stage 3 and £29 million credit for POCI.
3    Allowance for expected credit losses on loans and advances to customers as a percentage of gross loans and advances to customers.

F-56	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 18: Loans and advances to customers continued
The movement tables are compiled by comparing the position at 31 December to that at the beginning of the year. Transfers between stages are deemed to have taken place at the start of the reporting period, with all other movements shown in the stage in which the asset is held at 31 December, with the exception of those held within purchased or originated credit-impaired, which are not transferable.
Additions and repayments comprise new loans originated and repayments of outstanding balances throughout the reporting period.
The Group’s impairment charge comprises impact of transfers between stages, other changes in credit quality and additions and repayments.
Advances written off have first been transferred to Stage 3 and then acquired a full allowance through other changes in credit quality.
Recoveries of advances written off in previous years are shown at the full recovered value, with a corresponding entry in repayments and release of allowance through other changes in credit quality.
Note 19: Allowance for expected credit losses
The Group recognises an allowance for expected credit losses (ECLs) for loans and advances to customers and banks, other financial assets held at amortised cost, financial assets (other than equity investments) measured at fair value through other comprehensive income and certain loan commitment and financial guarantee contracts. At 31 December 2023, the Group’s expected credit loss allowance was £4,021 million (2022: £4,796 million), of which £3,707 million (2022: £4,492 million) was in respect of drawn balances.
The Group’s total impairment allowances were as follows:

	Allowance for expected credit losses
At 31 December 2023	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
In respect of:
Loans and advances to banks	6	–	–	–	6
Loans and advances to customers	885	1,462	1,133	213	3,693
Debt securities	7	–	1	–	8
Financial assets at amortised cost	898	1,462	1,134	213	3,707
Provisions in relation to loan commitments and financial guarantees	153	159	2	–	314
Total	1,051	1,621	1,136	213	4,021
Expected credit loss in respect of financial assets at fair value through other comprehensive income (memorandum item)	7	–	–	–	7

	Allowance for expected credit losses
At 31 December 2022	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
In respect of:
Loans and advances to banks	9	–	–	–	9
Loans and advances to customers	678	1,792	1,752	253	4,475
Debt securities	7	–	1	–	8
Financial assets at amortised cost	694	1,792	1,753	253	4,492
Provisions in relation to loan commitments and financial guarantees	122	178	4	–	304
Total	816	1,970	1,757	253	4,796
Expected credit loss in respect of financial assets at fair value through other comprehensive income (memorandum item)	9	–	–	–	9

F-57	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 19: Allowance for expected credit losses continued
The calculation of the Group’s expected credit loss allowances and provisions against loan commitments and guarantees, which are set out above, under IFRS 9 requires the Group to make a number of judgements, assumptions and estimates. The most significant are set out below:
Critical accounting judgements and key sources of estimation uncertainty

Critical judgements:	Determining an appropriate definition of default against which a probability of default, exposure at default and loss given default parameter can be evaluated
Establishing the criteria for a significant increase in credit risk (SICR)

The individual assessment of material cases and the use of judgemental adjustments made to impairment modelling processes that adjust inputs, parameters and outputs to reflect risks not captured by models

Key source of estimation uncertainty:
Base case and multiple economic scenarios (MES) assumptions, including the rate of unemployment and the rate of change of house prices, required for creation of MES scenarios and forward-looking credit parameters

Definition of default
The probability of default (PD) of an exposure, both over a 12-month period and over its lifetime, is a key input to the measurement of the ECL allowance. Default has occurred when there is evidence that the customer is experiencing significant financial difficulty which is likely to affect the ability to repay amounts due. The definition of default adopted by the Group is described in note 2(H) Impairment of financial assets. IFRS 9 contains a rebuttable presumption that default occurs no later than when a payment is 90 days past due which the Group now uses for all its products following changes to the definition of default for UK mortgages on 1 January 2022. In addition, other indicators of mortgage default include end-of-term payments on past due interest-only accounts and loans considered in probation due to recent arrears or forbearance, aligning the definition of Stage 3 credit-impaired for IFRS 9 to the CRD IV prudential regulatory definition of default.
Significant increase in credit risk
An ECL allowance equivalent to 12 months’ expected losses is established against assets in Stage 1; assets classified as Stage 2 carry an ECL allowance equivalent to lifetime expected losses. Assets are transferred from Stage 1 to Stage 2 when there has been a significant increase in credit risk (SICR) since initial recognition. Credit-impaired assets are transferred to Stage 3 with a lifetime expected losses allowance. The Group uses both quantitative and qualitative indicators to determine whether there has been a SICR for an asset. For Retail, the following tables set out the retail master scale (RMS) grade triggers which result in a SICR for financial assets and the PD boundaries for each RMS grade.
SICR triggers for key Retail portfolios

Origination grade	1	2	3	4	5	6	7
Mortgages SICR grade	5	5	6	7	8	9	10
Credit cards, loans and overdrafts SICR grade	4	5	6	7	8	9	10

RMS grade	1	2	3	4	5	6	7	8	9	10	11	12	13	14
PD boundary[1] (%)	0.10	0.40	0.80	1.20	2.50	4.50	7.50	10.00	14.00	20.00	30.00	45.00	99.99	100.00
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
A Stage 3 asset that is no longer credit-impaired is transferred back to Stage 2 as no general probation period is applied to assets in Stage 3. UK mortgages is an exception to this rule where a probation period is enforced for non-performing, forborne and defaulted exposures in accordance with prudential regulation. If an exposure that is classified as Stage 2 no longer meets the SICR criteria, which in some cases capture customer behaviour in previous periods, it is moved back to Stage 1.
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

F-58	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 19: Allowance for expected credit losses continued
Individual assessments and application of judgement in adjustments to modelled ECL
The table below analyses total ECL allowances by portfolio, separately identifying the amounts that have been modelled, those that have been individually assessed and those arising through the application of judgemental adjustments.

			Judgements due to:
	Modelled ECL £m	Individually assessed £m	Inflationary and interest rate risk £m	Other[1] £m	Total ECL £m
At 31 December 2023
UK mortgages	991	–	61	63	1,115
Credit cards	703	–	92	15	810
Other Retail	867	–	32	46	945
Commercial Banking	1,090	340	–	(280)	1,150
Other	1	–	–	–	1
Total	3,652	340	185	(156)	4,021
At 31 December 2022
UK mortgages	946	–	49	214	1,209
Credit cards	698	–	93	(28)	763
Other Retail	903	–	53	60	1,016
Commercial Banking	910	1,008	–	(111)	1,807
Other	1	–	–	–	1
Total	3,458	1,008	195	135	4,796
1    2022 includes £1 million which was previously reported within judgements due to COVID-19.
Individual assessed ECL
Stage 3 ECL in Commercial Banking is largely assessed on an individual basis by the Business Support Unit using bespoke assessment of loss for each specific client based on potential recovery strategies. While these assessments are based on the Group’s latest economic view, the use of Group-wide multiple economic scenarios and weightings is not considered appropriate for these cases due to their individual characteristics. In place of this, a range of case-specific outcomes are considered with any alternative better or worse outcomes that carry a 25 per cent likelihood taken into account in establishing a probability-weighted ECL. At 31 December 2023, individually assessed provisions for Commercial Banking were £340 million (2022: £1,008 million) which reflected a range of £291 million to £413 million (2022: £908 million to £1,140 million), based on the range of alternative outcomes considered.
Application of judgement in adjustments to modelled ECL
Impairment models fall within the Group’s model risk framework with model monitoring, periodic validation and back testing performed on model components, such as probability of default. Limitations in the Group’s impairment models or data inputs may be identified through the ongoing assessment and validation of the output of the models. In these circumstances, management applies appropriate judgemental adjustments to the ECL to ensure that the overall provision adequately reflects all material risks. These adjustments are determined by considering the particular attributes of exposures which have not been adequately captured by the impairment models and range from changes to model inputs and parameters, at account level, through to more qualitative post-model adjustments.
Post-model adjustments are not typically calculated under each distinct economic scenario used to generate ECL, but on final modelled ECL. All adjustments are reviewed quarterly and are subject to internal review and challenge, including by the Audit Committee, to ensure that amounts are appropriately calculated and specific release criteria is identified.
During 2022 the intensifying inflationary pressures, alongside rising interest rates within the Group’s outlook created further risks not deemed to be fully captured by ECL models. These pressures played out in 2023 with households experiencing increased interest rates and living costs. These risks, whilst still present, are beginning to subside with inflation now reducing and interest rates now believed to have peaked. As a result, the judgements held in respect of inflationary and interest rate risks are at a slightly reduced level of £185 million (2022: £195 million). Other judgements continue to be applied for broader data and model limitations, both increasing and decreasing ECL. These include incremental risks associated with a material devaluation in commercial real estate prices present since 2022. Given ECL models only capture future price movements, and not the suppressed level, there is a risk that further losses are yet to emerge as well as greater risk on specific sector valuations. At 31 December 2023 judgemental adjustments resulted in net additional ECL allowances totalling £29 million (2022: £330 million).
Judgements due to inflationary and interest rate risk
UK mortgages: £61 million (2022: £49 million)
There has been only modest evidence of credit deterioration in the UK mortgages portfolio through 2023 despite the high levels of inflation and the rising interest rate environment. Increases in new to arrears and defaults that have emerged are mainly driven by variable rate customers, who have experienced material increases in their monthly payment. Mortgage ECL models use UK Bank Rate as a driver of predicted defaults largely capturing the stretch on customers due to increased payments, and that has contributed materially to the elevated levels of ECL at 31 December 2023. The impact is also partly mitigated by stressed affordability assessments applied at loan origination which means most customers have demonstrated the ability to absorb payment shocks.
However, there remains a potential risk to affordability from continued inflationary pressures combined with higher interest rates, and that this may not be fully captured by the Group’s ECL models. The risk remains for customers maturing from low fixed rate deals, the accumulated impact on variable rate product holders, lower levels of real household income and rental cover value. Therefore a judgemental uplift in ECL has been taken in these segments of the mortgages portfolio, either where inflation is expected to present a more material risk, or where segments within the model do not recognise UK Bank Rate as a material driver of predicted defaults.

F-59	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 19: Allowance for expected credit losses continued
Credit cards: £92 million (2022: £93 million) and Other Retail: £32 million (2022: £53 million)
The Group’s ECL models for credit cards and personal loan portfolios use predictions of wage growth to account for future affordability stress. As elevated inflation erodes nominal wage growth, adjustments have been made to the econometric models to account for real, rather than nominal, income to produce adjusted predicted defaults. These adjustments also include the specific risk to affordability from increased housing costs, not captured by CPI. As these adjustments are made within predicted default models, they are calculated under each economic scenario and impact the staging of assets through increased PDs.
Alongside these portfolio-wide adjustments management has also made an additional uplift to ECL for customers with lower income levels and higher indebtedness deemed most vulnerable to inflationary pressures and interest rate rises. Although this segment of customers has not exhibited any greater deterioration to date, uplifts continue to be applied to recognise that continued inflation and interest rates risks remain.
Other judgements
UK mortgages: £63 million (2022: £214 million)
These adjustments principally comprise:
Increase in time to repossession: £106 million (2022: £118 million)
Due to the Group suspending mortgage litigation activity between late-2014 and mid-2018 due to policy changes for the treatment of arrears, and as collections strategy normalises post COVID-19 pandemic, the Group’s experience of possessions data on which our models rely is limited. This reflects an adjustment made to allow for an increase in the time assumed between default and repossession. A number of defaulted accounts, equivalent in scale to the estimated shortfall in possessions experienced, have had their provision coverage judgementally increased to the level of those accounts already in repossession. A further adjustment is made to accounts which have been in default for more than 24 months, with an arrears balance increase in the last six months. These accounts have their probability of possession judgmentally set to an increased level based on observed historical losses incurred on accounts that were of an equivalent status.
Asset recovery values: £nil(2022: £69 million)
The low level of repossession volumes throughout 2020 to 2022 restricted the calibration of Forced Sale Discount (FSD) model parameters which uses the achieved sales price experience over the last 12 months. Over this period management partly incorporated an increasing trend in FSD rates through judgementally extending the observation period. At December 2023 the level of sales volumes observed over the past 12 months has subsequently returned to an adequate level for model calibrations to again be performed removing the need for judgemental adjustment.
Adjustment for specific segments: £23 million (2022: £25 million)
The Group monitors risks across specific segments of its portfolios which may not be fully captured through wider collective models. The judgement for fire safety and cladding uncertainty has been maintained. Though experience remains limited the risk is considered sufficiently material to address through judgement, given that there is evidence of assessed cases having defective cladding, or other fire safety issues.
Adjustment for Stage 2 oversensitivity: £(68) million (2022: £nil)
Management has observed an increasing degree of oversensitivity in the number of recently originated low risk accounts moving to Stage 2 through the PD trigger mechanism. This arises from a blend of factors currently present, with the combination of the Group’s current MES assumptions and the uplift approach applied, disproportionately applying greater forward-looking uplifts to recent vintages. Given these accounts have shown no significant movement in observed credit scores and were originated under a similar or more adverse economic outlook, an adjustment has been made pending a model rebuild. Management has judgementally increased the threshold applied to these accounts by one further grade (to what is set out on page F-58) which results in £6 billion of assets being moved back to Stage 1 which results in a lower 12-month ECL.
Credit cards: £15 million (2022: £(28) million) and Other Retail: £46 million (2022: £60 million)
These adjustments principally comprise:
Lifetime extension on revolving products: Credit cards: £67 million (2022: £82 million) and Other Retail: £10 million (2022: £14 million)
An adjustment is required to extend the lifetime used for Stage 2 exposures on Retail revolving products from a three-year modelled lifetime, which reflected the outcome data available when the ECL models were developed. Incremental defaults beyond year three are calculated through the extrapolation of the default trajectory observed throughout the three years and beyond. The judgement has reduced slightly in the period following refinement to the discounting methodology applied.
Adjustments to loss given defaults (LGDs): Credit cards: £(50) million (2022: £(96) million) and Other Retail: £37 million (2022: £13 million)
A number of adjustments have been made to the loss given default assumptions used within unsecured and motor credit models. For unsecured portfolios, the adjustments reflect the impact of changes in collection debt sale strategy on the Group’s LGD models, incorporating up to date customer performance and forward flow debt sale pricing. For motor, the adjustment captures a decline in used car prices.
Commercial Banking: £(280) million (2022: £(111) million)
These adjustments principally comprise:
Corporate insolvency rates: £(287) million (2022: £(35) million)
During 2023, the volume of UK corporate insolvencies continued to exhibit an increasing trend beyond December 2019 levels, revealing a marked misalignment between observed UK corporate insolvencies and the Group’s credit performance. This dislocation gives rise to uncertainty over the drivers of observed trends and the appropriateness of the Group’s Commercial Banking model response which uses observed UK corporate insolvencies data to anchor future loss estimates to. Given the Group’s asset quality remains strong with low new defaults, a negative adjustment is applied by using the long-term average rate. The larger negative adjustment in the period reflects the widening gap between the increasing industry level and the long-term average rate used.
Adjustments to loss given defaults (LGDs): £(105) million (2022: £(105) million)
Following a review on the loss given default approach for commercial exposures, management deems that ECL should be adjusted to mitigate limitations identified in the approach which are causing loss given defaults to be inflated. These include the benefit from amortisation of exposures relative to collateral values at default and a move to an exposure-weighted approach being adopted. These temporary adjustments will be addressed through future model development.

F-60	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 19: Allowance for expected credit losses continued
Commercial Real Estate (CRE) price reduction: £65 million (2022: £nil)
Rolling the forecast model forwards into the period has resulted in the material fall in CRE prices seen in late 2022 moving out of the model assumptions used to assess ECL. Given the model uses future changes in the metric as a driver of defaults and loss rates there is a risk that the model benefit that arises does not reflect the residual risk caused by the sustained low level of prices. Management therefore considers it appropriate to judgementally reinstate the CRE price drop within the ECL model assumptions given the materially reduced level in CRE prices could still trigger additional defaults Within this adjustment management has refined the potential impact on loss rates through capturing updated valuations as well as stressing valuations on specific sectors where evidence suggests valuations may lag achievable levels, notably in cases of stressed sale.
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
A forum under the chairmanship of the Chief Economist meets at least quarterly to review and, if appropriate, recommend changes to the method by which economic scenarios are generated, for approval by the Chief Financial Officer and Chief Risk Officer. In June 2022, the Group judged it appropriate to include an adjusted severe downside scenario to incorporate a high CPI inflation and UK Bank Rate profiles and to adopt this adjusted severe downside scenario to calculate the Group’s ECL. This is because the historic macroeconomic and loan loss data upon which the scenario model is calibrated imply an association of downside economic outcomes with easier monetary policy, and therefore low interest rates. The adjustment is considered to better reflect the risks around the Group’s base case view in an economic environment where the potential for supply shocks remains an elevated concern. The Group has continued to include a non-modelled severe downside scenario for Group ECL calculations for 31 December 2023 reporting.
Base case and MES economic assumptions
The Group’s base case economic scenario has been updated to reflect ongoing geopolitical developments, and further evidence of easing of inflationary pressures allowing shifts to less restrictive monetary policies globally. The Group’s updated base case scenario has three conditioning assumptions: first, the wars in Ukraine and the Middle East remain geographically contained and do not lead to a major escalation in energy prices; second, China’s economic stabilisation policy is effective; and third, less restrictive monetary and fiscal policy throughout this year.
Based on these assumptions and incorporating the economic data published in the fourth quarter, the Group’s base case scenario is for slow expansion in GDP and a rise in the unemployment rate alongside modest changes in residential and commercial property prices. Following a reduction in inflationary pressures, UK Bank Rate is expected to be lowered during 2024. Risks around this base case economic view lie in both directions and are largely captured by the generation of alternative economic scenarios.
The Group has accommodated the latest available information at the reporting date in defining its base case scenario and generating alternative economic scenarios. The scenarios include forecasts for key variables in the fourth quarter of 2023, for which actuals may have since emerged prior to publication.
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
Five-year average
The five-year average reflects the average annual growth rate, or level, over the five-year period. It includes movements within the current reporting year, such that the position as at 31 December 2023 covers the five years 2023 to 2027. The inclusion of the reporting year within the five-year period reflects the need to predict variables which remain unpublished at the reporting date and recognises that credit models utilise both level and annual changes. The use of calendar years maintains a comparability between the annual assumptions presented.
Five-year start to peak and trough
The peak or trough for any metric may occur intra year and therefore not be identifiable from the annual assumptions, so they are also disclosed. For GDP, house price growth and commercial real estate price growth, the peak, or trough, reflects the highest, or lowest cumulative quarterly position reached relative to the start of the five-year period, which as at 31 December 2023 is 1 January 2023. Given these metrics may exhibit increases followed by greater falls, the start to trough movements quoted may be smaller than the equivalent ‘peak to trough’ movement (and vice versa for start to peak). Unemployment, UK Bank Rate and CPI inflation reflect the highest, or lowest, quarterly level reached in the five-year period.

F-61	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 19: Allowance for expected credit losses continued

At 31 December 2023	2023%	2024%	2025%	2026%	2027%	2023 to 2027 average %	Start to peak %	Start to trough %
Upside
Gross domestic product	0.3	1.5	1.7	1.7	1.9	1.4	8.1	0.2
Unemployment rate	4.0	3.3	3.1	3.1	3.1	3.3	4.2	3.0
House price growth	1.9	0.8	6.9	7.2	6.8	4.7	25.7	(1.2)
Commercial real estate price growth	(3.9)	9.0	3.8	1.3	1.3	2.2	11.5	(3.9)
UK Bank Rate	4.94	5.72	5.61	5.38	5.18	5.37	5.79	4.25
CPI inflation	7.3	2.7	3.1	3.2	3.1	3.9	10.2	2.1
Base case
Gross domestic product	0.3	0.5	1.2	1.7	1.9	1.1	6.4	0.2
Unemployment rate	4.2	4.9	5.2	5.2	5.0	4.9	5.2	3.9
House price growth	1.4	(2.2)	0.5	1.6	3.5	1.0	4.8	(1.2)
Commercial real estate price growth	(5.1)	(0.2)	0.1	0.0	0.8	(0.9)	(1.2)	(5.3)
UK Bank Rate	4.94	4.88	4.00	3.50	3.06	4.08	5.25	3.00
CPI inflation	7.3	2.7	2.9	2.5	2.2	3.5	10.2	2.1
Downside
Gross domestic product	0.2	(1.0)	(0.1)	1.5	2.0	0.5	3.4	(1.2)
Unemployment rate	4.3	6.5	7.8	7.9	7.6	6.8	8.0	3.9
House price growth	1.3	(4.5)	(6.0)	(5.6)	(1.7)	(3.4)	2.0	(15.7)
Commercial real estate price growth	(6.0)	(8.7)	(4.0)	(2.1)	(1.2)	(4.4)	(1.2)	(20.4)
UK Bank Rate	4.94	3.95	1.96	1.13	0.55	2.51	5.25	0.43
CPI inflation	7.3	2.8	2.7	1.8	1.1	3.2	10.2	1.0
Severe downside
Gross domestic product	0.1	(2.3)	(0.5)	1.3	1.8	0.1	1.0	(2.9)
Unemployment rate	4.5	8.7	10.4	10.5	10.1	8.8	10.5	3.9
House price growth	0.6	(7.6)	(13.3)	(12.7)	(7.5)	(8.2)	2.0	(35.0)
Commercial real estate price growth	(7.7)	(19.5)	(10.6)	(7.7)	(5.2)	(10.3)	(1.2)	(41.8)
UK Bank Rate – modelled	4.94	2.75	0.49	0.13	0.03	1.67	5.25	0.02
UK Bank Rate – adjusted1	4.94	6.56	4.56	3.63	3.13	4.56	6.75	3.00
CPI inflation – modelled	7.3	2.7	2.2	0.9	(0.2)	2.6	10.2	(0.3)
CPI inflation – adjusted1	7.6	7.5	3.5	1.3	1.0	4.2	10.2	0.9
Probability-weighted
Gross domestic product	0.3	0.1	0.8	1.6	1.9	0.9	5.4	0.1
Unemployment rate	4.2	5.3	5.9	5.9	5.7	5.4	6.0	3.9
House price growth	1.4	(2.5)	(0.9)	(0.3)	1.8	(0.1)	2.0	(2.8)
Commercial real estate price growth	(5.3)	(1.9)	(1.1)	(1.0)	(0.2)	(1.9)	(1.2)	(9.9)
UK Bank Rate – modelled	4.94	4.64	3.52	3.02	2.64	3.75	5.25	2.59
UK Bank Rate – adjusted1	4.94	5.02	3.93	3.37	2.95	4.04	5.42	2.89
CPI inflation – modelled	7.3	2.7	2.8	2.3	1.9	3.4	10.2	1.9
CPI inflation – adjusted1	7.4	3.2	3.0	2.4	2.0	3.6	10.2	2.0
1The adjustment to UK Bank Rate and CPI inflation in the severe downside is considered to better reflect the risks around the Group’s base case view in an economic environment where supply shocks are the principal concern.

Base case scenario by quarter[1] At 31 December 2023	First quarter 2023%	Second quarter 2023%	Third quarter 2023%	Fourth quarter 2023%	First quarter 2024%	Second quarter 2024%	Third quarter 2024%	Fourth quarter 2024%
Gross domestic product	0.3	0.0	(0.1)	0.0	0.1	0.2	0.3	0.3
Unemployment rate	3.9	4.2	4.2	4.3	4.5	4.8	5.0	5.2
House price growth	1.6	(2.6)	(4.5)	1.4	(1.1)	(1.5)	0.5	(2.2)
Commercial real estate price growth	(18.8)	(21.2)	(18.2)	(5.1)	(4.1)	(3.8)	(2.2)	(0.2)
UK Bank Rate	4.25	5.00	5.25	5.25	5.25	5.00	4.75	4.50
CPI inflation	10.2	8.4	6.7	4.0	3.8	2.1	2.3	2.8
1    Gross domestic product is presented quarter-on-quarter. House price growth, commercial real estate growth and CPI inflation are presented year-on-year, i.e. from the equivalent quarter in the previous year. Unemployment rate and UK Bank Rate are presented as at the end of each quarter.

F-62	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 19: Allowance for expected credit losses continued

At 31 December 2022	2022%	2023%	2024%	2025%	2026%	2022 to 2026 average %	Start to peak %	Start to trough %
Upside
Gross domestic product	4.1	0.1	1.1	1.7	2.1	1.8	6.5	0.4
Unemployment rate	3.5	2.8	3.0	3.3	3.4	3.2	3.8	2.8
House price growth	2.4	(2.8)	6.5	9.0	8.0	4.5	24.8	(1.1)
Commercial real estate price growth	(9.4)	8.5	3.5	2.6	2.3	1.3	7.2	(9.4)
UK Bank Rate	1.94	4.95	4.98	4.63	4.58	4.22	5.39	0.75
CPI inflation	9.0	8.3	4.2	3.3	3.0	5.5	10.7	2.9
Base case
Gross domestic product	4.0	(1.2)	0.5	1.6	2.1	1.4	4.3	(1.1)
Unemployment rate	3.7	4.5	5.1	5.3	5.1	4.8	5.3	3.6
House price growth	2.0	(6.9)	(1.2)	2.9	4.4	0.2	6.4	(6.3)
Commercial real estate price growth	(11.8)	(3.3)	0.9	2.8	3.1	(1.8)	7.2	(14.8)
UK Bank Rate	1.94	4.00	3.38	3.00	3.00	3.06	4.00	0.75
CPI inflation	9.0	8.3	3.7	2.3	1.7	5.0	10.7	1.6
Downside
Gross domestic product	3.9	(3.0)	(0.5)	1.4	2.1	0.8	1.2	(3.6)
Unemployment rate	3.8	6.3	7.5	7.6	7.2	6.5	7.7	3.6
House price growth	1.6	(11.1)	(9.8)	(5.6)	(1.5)	(5.4)	6.4	(24.3)
Commercial real estate price growth	(13.9)	(15.0)	(3.7)	0.4	1.4	(6.4)	7.2	(29.6)
UK Bank Rate	1.94	2.93	1.39	0.98	1.04	1.65	3.62	0.75
CPI inflation	9.0	8.2	3.3	1.3	0.3	4.4	10.7	0.2
Severe downside
Gross domestic product	3.7	(5.2)	(1.0)	1.3	2.1	0.1	0.7	(6.4)
Unemployment rate	4.1	9.0	10.7	10.4	9.7	8.8	10.7	3.6
House price growth	1.1	(14.8)	(18.0)	(11.5)	(4.2)	(9.8)	6.4	(40.1)
Commercial real estate price growth	(17.3)	(28.8)	(9.9)	(1.3)	3.2	(11.6)	7.2	(47.8)
UK Bank Rate – modelled	1.94	1.41	0.20	0.13	0.14	0.76	3.50	0.12
UK Bank Rate – adjusted[1]	2.44	7.00	4.88	3.31	3.25	4.18	7.00	0.75
CPI inflation – modelled	9.0	8.2	2.6	(0.1)	(1.6)	3.6	10.7	(1.7)
CPI inflation – adjusted[1]	9.7	14.3	9.0	4.1	1.6	7.7	14.8	1.5
Probability-weighted
Gross domestic product	4.0	(1.8)	0.2	1.5	2.1	1.2	3.4	(1.8)
Unemployment rate	3.7	5.0	5.8	5.9	5.7	5.2	5.9	3.6
House price growth	1.9	(7.7)	(3.2)	0.7	2.9	(1.2)	6.4	(9.5)
Commercial real estate price growth	(12.3)	(5.8)	(0.8)	1.6	2.3	(3.1)	7.2	(18.6)
UK Bank Rate – modelled	1.94	3.70	2.94	2.59	2.60	2.76	3.89	0.75
UK Bank Rate – adjusted[1]	1.99	4.26	3.41	2.91	2.91	3.10	4.31	0.75
CPI inflation – modelled	9.0	8.3	3.6	2.1	1.4	4.9	10.7	1.3
CPI inflation – adjusted[1]	9.1	8.9	4.3	2.5	1.7	5.3	11.0	1.6
1    The adjustment to UK Bank Rate and CPI inflation in the severe downside is considered to better reflect the risks around the Group’s base case view in an economic environment where supply shocks are the principal concern.

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

F-63	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 19: Allowance for expected credit losses continued
ECL sensitivity to economic assumptions
The table below shows the Group’s ECL for the probability-weighted, upside, base case, downside and severe downside scenarios, with the severe downside scenario incorporating adjustments made to CPI inflation and UK Bank Rate paths. The stage allocation for an asset is based on the overall scenario probability-weighted probability of default and hence the staging of assets is constant across all the scenarios. In each economic scenario the ECL for individual assessments is held constant reflecting the basis on which they are evaluated. Judgemental adjustments applied through changes to model inputs or parameters, or more qualitative post model adjustments, are apportioned across the scenarios in proportion to modelled ECL where this better reflects the sensitivity of these adjustments to each scenario. The probability-weighted view shows the extent to which a higher ECL allowance has been recognised to take account of multiple economic scenarios relative to the base case; the uplift being £673 million compared to £668 million at 31 December 2022.

	At 31 December 2023					At 31 December 2022
	Probability- weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m	Probability- weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m
UK mortgages	1,115	395	670	1,155	4,485	1,209	514	790	1,434	3,874
Credit cards	810	600	771	918	1,235	763	596	727	828	1,180
Other Retail	945	850	920	981	1,200	1,016	907	992	1,056	1,290
Commercial Banking	1,150	780	986	1,342	2,179	1,807	1,434	1,618	1,953	3,059
Other	1	1	1	1	1	1	1	1	2	2
ECL allowance	4,021	2,626	3,348	4,397	9,100	4,796	3,452	4,128	5,273	9,405
The table below shows the Group’s ECL for the upside, base case, downside and severe downside scenarios, with staging of assets based on each specific scenario probability of default. In each economic scenario the ECL for individual assessments is held constant reflecting the basis on which they are evaluated. Judgemental adjustments applied through changes to model inputs or parameters, or more qualitative post-model adjustments, are apportioned across the scenarios in proportion to modelled ECL where this better reflects the sensitivity of these adjustments to each scenario. A probability-weighted scenario is not shown as this view does not reflect the basis on which ECL is calculated. Comparing the probability-weighted ECL in the table above to the base case ECL with base case scenario specific staging, as shown in the table below, results in an uplift of £586 million compared to £791 million at 31 December 2022.

	At 31 December 2023				At 31 December 2022
	Upside £m	Base case £m	Downside £m	Severe downside £m	Upside £m	Base case £m	Downside £m	Severe downside £m
UK mortgages	384	617	1,070	5,403	469	734	1,344	7,848
Credit cards	593	770	931	1,279	563	719	842	1,320
Other Retail	923	1,004	1,076	1,328	886	984	1,059	1,450
Commercial Banking	835	1,044	1,486	3,194	1,403	1,567	2,046	4,672
Other	–	–	–	–	1	1	2	2
ECL allowance	2,735	3,435	4,563	11,204	3,322	4,005	5,293	15,292
The impact of isolated changes in the UK unemployment rate and House Price Index (HPI) has been assessed on a univariate basis. Although such changes would not be observed in isolation, as economic indicators tend to be correlated in a coherent scenario, this gives insight into the sensitivity of the Group’s ECL to gradual changes in these two critical economic factors. The assessment has been made against the base case with staging held flat to the reported probability-weighted view and is assessed through the direct impact on modelled ECL and only includes judgemental adjustments applied through changes to model inputs.
The table below shows the impact on the Group’s ECL resulting from a 1 percentage point increase or decrease in the UK unemployment rate. The increase or decrease is presented based on the adjustment phased evenly over the first 10 quarters of the base case scenario. A more immediate increase or decrease would drive a more material ECL impact as it would be fully reflected in both 12-month and lifetime probability of defaults.

	At 31 December 2023		At 31 December 2022
	1pp increase in unemployment £m	1pp decrease in unemployment £m	1pp increase in unemployment £m	1pp decrease in unemployment £m
UK mortgages	33	(32)	26	(21)
Credit cards	38	(38)	41	(41)
Other Retail	19	(19)	25	(25)
Commercial Banking	87	(81)	99	(90)
ECL impact	177	(170)	191	(177)
The table below shows the impact on the Group’s ECL in respect of UK mortgages of an increase or decrease in loss given default for a 10 percentage point increase or decrease in the UK HPI. The increase or decrease is presented based on the adjustment phased evenly over the first 10 quarters of the base case scenario.

	At 31 December 2023		At 31 December 2022
	10pp increase in HPI £m	10pp decrease in HPI £m	10pp increase in HPI £m	10pp decrease in HPI £m
ECL impact	(201)	305	(225)	370

F-64	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 20: Finance lease receivables
The Group’s finance lease receivables are classified as loans and advances to customers and accounted for at amortised cost. These balances are analysed as follows:

	2023 £m	2022 £m
Not later than 1 year	5,903	6,523
Later than 1 year and not later than 2 years	4,817	4,087
Later than 2 years and not later than 3 years	4,579	3,818
Later than 3 years and not later than 4 years	3,051	3,007
Later than 4 years and not later than 5 years	618	416
Later than 5 years	354	397
Gross investment	19,322	18,248
Unearned future finance income	(2,175)	(1,553)
Rentals received in advance	(12)	(120)
Net investment	17,135	16,575
The net investment represents amounts recoverable as follows:

	2023 £m	2022 £m
Not later than 1 year	5,205	5,793
Later than 1 year and not later than 2 years	4,305	3,637
Later than 2 years and not later than 3 years	4,069	3,534
Later than 3 years and not later than 4 years	2,696	2,879
Later than 4 years and not later than 5 years	544	380
Later than 5 years	316	352
Net investment	17,135	16,575
Equipment leased to customers under finance lease receivables relates to financing transactions to fund the purchase of aircraft, ships, motor vehicles and other items. There was an allowance for uncollectable finance lease receivables included in the allowance for impairment losses of £350 million (2022: £264 million).
The Group’s finance lease assets are comprised as follows:

	2023 £m	2022 £m
Electric vehicles	1,336	584
Internal combustion engine vehicles	11,425	10,919
Hybrid vehicles	1,144	742
Other	3,230	4,330
Net investment	17,135	16,575

F-65	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 21: Goodwill and other intangible assets1

	Goodwill £m	Brands £m	Purchased credit card relationships £m	Customer- related intangibles £m	Capitalised software enhancements £m	Total £m
Cost[2]:
At 1 January 2022	814	584	1,002	50	6,381	8,831
Exchange and other adjustments	–	–	–	–	1	1
Additions	–	–	–	–	1,395	1,395
Disposals and write-offs	–	–	–	–	(186)	(186)
At 31 December 2022	814	584	1,002	50	7,591	10,041
Exchange and other adjustments	–	–	–	–	1	1
Additions	143	1	–	180	1,474	1,798
Disposals	–	–	–	–	(292)	(292)
At 31 December 2023	957	585	1,002	230	8,774	11,548
Accumulated amortisation:
At 1 January 2022	344	204	621	50	2,998	4,217
Exchange and other adjustments	–	–	1	–	(10)	(9)
Charge for the year[3]	–	–	70	–	825	895
Disposals and write-offs	–	–	–	–	(186)	(186)
At 31 December 2022	344	204	692	50	3,627	4,917
Charge for the year[3]	–	–	70	9	1,007	1,086
Disposals	–	–	–	–	(292)	(292)
At 31 December 2023	344	204	762	59	4,342	5,711
Balance sheet amount at 31 December 2023[4]	613	381	240	171	4,432	5,837
Balance sheet amount at 31 December 2022[4]	470	380	310	–	3,964	5,124
1    See note 1 regarding changes to presentation.
2    For acquisitions made prior to 1 January 2004, the date of transition to IFRS, cost is included net of amounts amortised up to 31 December 2003.
3    The charge for the year is recognised in operating expenses (note 9).
4    Includes core deposit intangible of £nil, cost of £2,770 million and accumulated amortisation of £2,770 million.
Goodwill
On 21 February 2023, Lloyds Bank Asset Finance Limited, a wholly owned subsidiary of the Group, acquired 100 per cent of the ordinary share capital of Hamsard 3352 Limited (Tusker), which together with its subsidiaries operates a vehicle management and leasing business. The acquisition, which supports the Group’s sustainability ambitions, will enable the Group to expand its salary sacrifice proposition within motor finance. The total fair value of the purchase consideration was £331 million, settled in cash, and the business has been consolidated into the Group’s results since 21 February 2023. The acquisition is expected to provide significant growth opportunities and funding synergies. Goodwill of £143 million has been recognised on the transaction. None of the goodwill recognised is deductible for tax purposes. Acquisition-related costs of £3 million have been included in operating expenses for the year ended 31 December 2023. The revenue included in the consolidated statement of comprehensive income since 21 February 2023 contributed by Tusker was £171 million, with net loss after tax of £11 million over the same period. Had Tusker been consolidated from 1 January 2023, the consolidated statement of comprehensive income would have included revenue of £196 million and a net loss after tax of £6 million.
The goodwill held in the Group’s balance sheet is tested at least annually for impairment. For the purposes of impairment testing the goodwill is allocated to the appropriate cash generating unit; of the total balance of £613 million (2022: £470 million), £302 million, or 49 per cent (2022: £302 million, 64 per cent) has been allocated to the Credit card cash generating unit and £309 million, or 50 per cent (2022: £166 million, 35 per cent) has been allocated to the Motor business cash generating units, both in the Group’s Retail division.
The recoverable amount of the goodwill relating to Credit cards has been based on a value-in-use calculation using post-tax cash flow projections based on financial budgets and plans approved by management covering a four-year period and a discount rate (post-tax) of 10.5 per cent, based on the Group’s cost of equity. This is equivalent to a pre-tax rate of 14.0 per cent. The budgets and plans are based upon past experience adjusted to take into account anticipated changes in credit card volumes having regard to expected market conditions and competitor activity. The cash flows beyond the four-year period assume 3.5 per cent growth, which does not exceed the long-term average growth rates for the markets in which the Cards business participates. Management believes that any reasonably possible change in the key assumptions above would not cause the recoverable amount of the goodwill relating to Credit cards to fall below the balance sheet carrying value.
The recoverable amount of the goodwill relating to the Motor business is based on a value-in-use calculation using post-tax cash flow projections based on financial budgets and plans approved by management covering a four-year period and a discount rate (post-tax) of 10.5 per cent, based on the Group’s cost of equity. This is equivalent to a pre-tax rate of 14.0 per cent. The budgets and plans are based upon past experience adjusted to take into account anticipated changes in sales volumes having regard to expected market conditions and competitor activity. The cash flows beyond the four-year period are extrapolated using a growth rate of 3.5 per cent which does not exceed the long-term average growth rates for the markets in which the Motor business participates. Management believes that any reasonably possible change in the key assumptions, including from the impacts of climate change or climate-related legislation, would not cause the recoverable amount of the goodwill relating to the Motor business to fall below the balance sheet carrying value.

F-66	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 21: Goodwill and other intangible assets continued
Other intangible assets
The brand arising from the acquisition of Bank of Scotland in 2009 is recognised on the Group’s balance sheet and has been determined to have an indefinite useful life. The carrying value at 31 December 2023 was £380 million (2022: £380 million). The Bank of Scotland name has been in existence for over 300 years and there are no indications that the brand should not have an indefinite useful life. The recoverable amount has been based on a value-in-use calculation. The calculation uses post-tax projections for a four-year period of the income generated by the Bank of Scotland cash-generating unit, a discount rate of 10.5 per cent and a future growth rate of 3.5 per cent. Management believes that any reasonably possible change in the key assumptions would not cause the recoverable amount of the Bank of Scotland brand to fall below its balance sheet carrying value.
Note 22: Other assets

	2023 £m	2022[1] £m
Property, plant and equipment:
Investment properties	–	3
Premises	903	852
Equipment	1,163	1,278
Operating lease assets (see below)	6,523	4,816
Right-of-use assets (note 23)	1,025	1,119
	9,614	8,068
Settlement balances and items in the course of collection from banks	279	327
Prepayments	1,338	1,105
Other assets	707	622
Total other assets	11,938	10,122
1    See note 1 regarding changes to presentation.
Operating lease assets where the Group is lessor
Equipment leased to customers under operating leases primarily relates to vehicle contract hire arrangements. At 31 December the future minimum rentals receivable under non-cancellable operating leases were as follows:

	Within 1 year £m	1 to 2 years £m	2 to 3 years £m	3 to 4 years £m	4 to 5 years £m	Over 5 years £m	Total £m
At 31 December 2023	1,336	857	680	309	70	4	3,256
At 31 December 2022	912	620	322	102	11	–	1,967
Equipment leased to customers under operating leases primarily relates to vehicle contract hire arrangements. Operating lease assets are comprised as follows:

	2023 £m	2022 £m
Electric vehicles	3,259	1,610
Internal combustion engine vehicles	1,815	2,042
Hybrid vehicles	1,444	1,159
Other	5	5
Total operating lease assets	6,523	4,816
Note 23: Lessee disclosures
The table below sets out the movement in the Group’s right-of-use assets, which are primarily in respect of premises, and are recognised within other assets (note 22).

	2023 £m	2022 £m
At 1 January	1,119	1,268
Exchange and other adjustments	6	–
Additions	135	97
Disposals	(32)	(33)
Depreciation charge for the year	(203)	(213)
At 31 December	1,025	1,119
The Group’s lease liabilities are recognised within other liabilities (note 25). The maturity analysis of the Group’s lease liabilities on an undiscounted basis is set out in the liquidity risk section of note 38.
The total cash outflow for leases in the year ended 31 December 2023 was £209 million (2022: £204 million). The amount recognised within interest expense in respect of lease liabilities is disclosed in note 5.

F-67	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 24: Debt securities in issue

	2023			2022
	At fair value through profit or loss £m	At amortised cost £m	Total £m	At fair value through profit or loss £m	At amortised cost £m	Total £m
Senior unsecured notes issued	5,232	22,642	27,874	5,133	21,377	26,510
Covered bonds	–	14,318	14,318	–	14,240	14,240
Certificates of deposit issued	–	3,096	3,096	–	1,607	1,607
Securitisation notes	23	4,211	4,234	26	2,780	2,806
Commercial paper	–	8,182	8,182	–	9,052	9,052
Total debt securities in issue	5,255	52,449	57,704	5,159	49,056	54,215
Covered bonds and securitisation programmes
At 31 December 2023, the bonds held by external parties and those held internally, were secured on certain loans and advances to customers amounting to £27,019 million (2022: £28,231 million) which have been assigned to bankruptcy remote limited liability partnerships to provide security for issues of covered bonds by the Group. The Group retains all of the risks and rewards associated with these loans and the partnerships are consolidated fully with the loans retained on the Group’s balance sheet and the related covered bonds in issue included within debt securities in issue at amortised cost.
The Group has two covered bond programmes, for which limited liability partnerships have been established to ring-fence asset pools and guarantee the covered bonds issued by the Group. At the reporting date the Group had over-collateralised these programmes to meet the terms of the programmes, to secure the rating of the covered bonds and to provide operational flexibility. From time to time, the obligations of the Group to provide collateral may increase due to the formal requirements of the programmes. The Group may also voluntarily contribute collateral to support the ratings of the covered bonds.
At 31 December 2023, the Group’s securitisation notes in issue held by external parties includes £23 million at fair value through profit or loss (2022: £26 million). Those notes held internally, are secured on loans and advances to customers amounting to £30,190 million (2022: £28,981 million), the majority of which have been sold by subsidiary companies to bankruptcy remote structured entities. As the structured entities are funded by the issue of debt on terms whereby the majority of the risks and rewards of the portfolio are retained by the subsidiary, the structured entities are consolidated fully and all of these loans are retained on the Group’s balance sheet, with the related notes in issue included within debt securities in issue at amortised cost.
Certain loans and advances to customers have been assigned to bankruptcy remote limited liability partnerships.
Cash deposits of £3,678 million (2022: £3,789 million) which support the debt securities issued by the structured entities, the term advances related to covered bonds and other legal obligations, are held by the Group. Additionally, the Group has certain contractual arrangements to provide liquidity facilities to some of these structured entities. At 31 December 2023 these obligations had not been triggered; the maximum exposure under these facilities was £4 million (2022: £4 million).
The Group recognises the full liabilities associated with its securitisation and covered bond programmes within debt securities in issue, although the obligations of the Group in respect of its securitisation issuances are limited to the cash flows generated from the underlying assets. The Group could be required to provide additional support to a number of the securitisation programmes to support the credit ratings of the debt securities issued, in the form of increased cash reserves and the holding of subordinated notes. Further, certain programmes contain contractual obligations that require the Group to repurchase assets should they become credit-impaired or as otherwise required by the transaction documents. The Group has not provided financial or other support by voluntarily offering to repurchase assets from any of its public securitisation programmes during 2023 (2022: none).
At 31 December 2023 £32,036 million (2022: £30,571 million) of debt securities in issue at amortised cost had a contractual residual maturity of greater than one year.
Note 25: Other liabilities

	2023 £m	2022[1] £m
Settlement balances and items in the course of transmission to banks	507	466
Lease liabilities	1,589	1,260
Other creditors and accruals	4,164	4,277
Total other liabilities	6,260	6,003
1    See note 1 regarding changes to presentation.
The maturity analysis of the Group’s lease liabilities on an undiscounted basis is set out in the liquidity risk section of note 38.
Note 26: Provisions
Critical accounting judgements and key sources of estimation uncertainty

Critical judgement:	Determining whether a present obligation exists and whether it is more likely than not that an outflow of resources will be required to settle that obligation
Key sources of estimation uncertainty:	Populations impacted, response rates and uphold rates
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

F-68	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 26: Provisions continued

	Provisions for financial commitments and guarantees £m	Regulatory and legal provisions £m	Other £m	Total £m
At 1 January 2023	304	708	579	1,591
Exchange and other adjustments	–	7	1	8
Provisions applied	–	(362)	(322)	(684)
Charge for the year	10	661	330	1,001
At 31 December 2023	314	1,014	588	1,916
Provisions for financial commitments and guarantees
Provisions are recognised for expected credit losses on undrawn loan commitments and financial guarantees.
Regulatory and legal provisions
In the course of its business, the Group is engaged on a regular basis in discussions with UK and overseas regulators and other governmental authorities on a range of matters, including legal and regulatory reviews and, from time to time, enforcement investigations (including in relation to compliance with applicable laws and regulations, such as those relating to prudential regulation, consumer protection, investment advice, business conduct, systems and controls, environmental, competition/anti-trust, tax, anti-bribery, anti-money laundering and sanctions). Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and/or regulatory authorities, increased costs being incurred by the Group, remediation of systems and controls, public or private censure, restriction of the Group’s business activities and/or fines. The Group also receives complaints in connection with its past conduct and claims brought by or on behalf of current and former employees, customers (including their appointed representatives), investors and other third parties and is subject to legal proceedings and other legal actions from time to time. Any events or circumstances disclosed could have a material adverse effect on the Group’s financial position, operations or cash flows. Provisions are held where the Group can reliably estimate a probable outflow of economic resources. The ultimate liability of the Group may be significantly more, or less, than the amount of any provision recognised. If the Group is unable to determine a reliable estimate, a contingent liability is disclosed. The recognition of a provision does not amount to an admission of liability or wrongdoing on the part of the Group. During the year ended 31 December 2023 the Group charged a further £661 million in respect of legal actions and other regulatory matters and the unutilised balance at 31 December 2023 was £1,014 million (31 December 2022: £708 million). The most significant items are outlined below.
Motor commission review
A £450 million provision, all recognised in the fourth quarter, has been established for the potential impact of the recently announced FCA review into historical motor finance commission arrangements and sales.
As disclosed in previous periods, the Group continues to receive a number of court claims and complaints in respect of motor finance commissions and is actively engaging with the FOS in its assessment of these complaints. On 10 January 2024, the FOS issued its Final Decision on a complaint relating to the Group, as well as decisions relating to other industry participants. On 11 January 2024, the FCA announced a section 166 review of historical motor finance commission arrangements and sales and plans to communicate a decision on next steps in the third quarter of 2024 on the basis of the evidence collated in the review. The FCA has indicated that such steps could include establishing an industry-wide consumer redress scheme and/or applying to the Financial Markets Test Case Scheme, to help resolve any contested legal issues of general importance.
Following the FCA Motor Market Review in March 2019, the FCA issued a policy statement in July 2020 prohibiting the use of discretionary commission models from 28 January 2021, which the Group adhered to. The Group continues to believe that its historical practices were compliant with the law and regulations in place at that time.
As noted above, in response to both the FOS decisions and the FCA announcement the Group has recognised a charge of £450 million. This includes estimates for operational and legal costs, including litigation costs, together with estimates for potential awards, based on various scenarios using a range of assumptions, including for example, commission models, commission rates, applicable time periods (between 2007 and 2021), response rates and uphold rates. Costs and awards could arise in the event that the FCA concludes there has been misconduct and customer loss that requires remediation, or from adverse litigation decisions. However, while the FCA review is progressing there is significant uncertainty as to the extent of misconduct and customer loss, if any, the nature and extent of any remediation action, if required, and its timing. The ultimate financial impact could therefore materially differ from the amount provided, both higher or lower. The Group welcomes the FCA intervention through an independent section 166 review.
HBOS Reading – review
The Group continues to apply the recommendations from Sir Ross Cranston’s review, issued in December 2019, including a reassessment of direct and consequential losses by an independent panel (the Foskett Panel), an extension of debt relief and a wider definition of de facto directors. The Foskett Panel’s full scope and methodology was published on 7 July 2020. The Foskett Panel’s stated objective is to consider cases via a non-legalistic and fair process and to make its decisions in a generous, fair and common sense manner, assessing claims against an expanded definition of the fraud and on a lower evidential basis.
In June 2022, the Foskett Panel announced an alternative option, in the form of a fixed sum award which could be accepted as an alternative to participation in the full re-review process, to support earlier resolution of claims for those deemed by the Foskett Panel to be victims of the fraud. Around 90 per cent of the population have now had outcomes via this new process. The provision is unchanged in 2023. Notwithstanding the settled claims and the increase in outcomes which builds confidence in the full estimated cost, uncertainties remain and the final outcome could be different from the current provision once the re-review is concluded by the Foskett Panel. There is no confirmed timeline for the completion of the Foskett Panel re-review process nor the review by Dame Linda Dobbs. The Group is committed to implementing Sir Ross Cranston’s recommendations in full.

F-69	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 26: Provisions continued
Payment protection insurance (PPI)
The Group has incurred costs for PPI over a number of years totalling £21,906 million. The Group continues to challenge PPI litigation cases, with mainly legal fees and operational costs associated with litigation activity recognised within regulatory and legal provisions.
Other
The Group carries provisions of £137 million (2022: £112 million) in respect of dilapidations, rent reviews and other property-related matters.
Provisions are also made for staff and other costs related to Group restructuring initiatives at the point at which the Group becomes committed to the expenditure; at 31 December 2023 provisions of £240 million (31 December 2022: £108 million) were held.
The Group carries provisions of £46 million (2022: £86 million) for indemnities and other matters relating to legacy business disposals in prior years. Whilst there remains significant uncertainty as to the timing of the utilisation of the provisions, the Group expects the majority of the remaining provisions to have been utilised by 31 December 2026.
Note 27: Subordinated liabilities
The movement in subordinated liabilities during the year was as follows:

	Preferred securities £m	Undated £m	Dated £m	Total £m
At 1 January 2022	1,661	170	6,827	8,658
Issued during the year[1]:
8.133% Dated Subordinated Fixed Rate Reset notes 2033 (US$1,000 million)	–	–	837	837
Repurchases and redemptions during the year[1]:
12% Fixed to Floating Rate Perpetual Tier 1 Capital Securities callable 2024 (US$2,000 million)	(1,399)	–	–	(1,399)
13% Sterling Step-up Perpetual Capital Securities callable 2029 (£700 million)	(221)	–	–	(221)
7.281% Perpetual Regulatory Tier One Securities (Series B) (£150 million)	(22)	–	–	(22)
7.881% Guaranteed Non-voting Non-cumulative Preferred Securities (£245 million)	(12)	–	–	(12)
12% Perpetual Subordinated Bonds (£100 million)	–	(22)	–	(22)
5.75% Undated Subordinated Step-up Notes (£600 million)	–	(4)	–	(4)
7.625% Dated Subordinated Notes 2025 (£750 million)	–	–	(502)	(502)
	(1,654)	(26)	(502)	(2,182)
Foreign exchange movements	(6)	–	521	515
Other movements (cash and non-cash)[2]	(1)	2	(1,236)	(1,235)
At 31 December 2022	–	146	6,447	6,593
Issued during the year[1]:
5.25% Fixed Rate Reset Dated Subordinated Notes 2033 (S$500 million)	–	–	288	288
Fixed-to-Floating Rate Dated Subordinated Notes 2033 (A$750 million)	–	–	382	382
	–	–	670	670
Repurchases and redemptions during the year[1]:
9.625% Subordinated Bonds 2023 (£300 million)	–	–	(92)	(92)
7.07% Subordinated Fixed Rate Notes 2023 (€175 million)	–	–	(155)	(155)
8.75% Perpetual Subordinated Bonds (£100 million)	–	(5)	–	(5)
7.375% Subordinated Undated Instruments (£150 million)	–	–	–	–
8% Undated Subordinated Step-up Notes 2023 (£200 million)	–	–	–	–
	–	(5)	(247)	(252)
Foreign exchange movements	–	–	(268)	(268)
Other movements (cash and non-cash)[2]	–	–	192	192
At 31 December 2023	–	141	6,794	6,935
1Issuances in the year generated cash inflows of £670 million (2022: £837 million); the repurchases and redemptions resulted in cash outflows of £251 million (2022: £2,216 million).
2    Other movements include hedge accounting movements and cash payments in respect of interest on subordinated liabilities in the year amounting to £335 million (2022: £397 million) offset by the interest expense in respect of subordinated liabilities of £395 million (2022: £367 million).
Certain of the above securities were issued or redeemed under exchange offers, which did not result in an extinguishment of the original financial liability for accounting purposes.
These securities will, in the event of the winding-up of the issuer, be subordinated to the claims of depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities. The subordination of specific subordinated liabilities is determined in respect of the issuer and any guarantors of that liability. The claims of holders of preference shares and preferred securities are generally junior to those of the holders of undated subordinated liabilities, which in turn are junior to the claims of holders of the dated subordinated liabilities. The Group has not had any defaults of principal or interest or other breaches with respect to its subordinated liabilities during 2023 (2022: none).

F-70	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 27: Subordinated liabilities continued
Preference shares
The Bank has in issue one class of preference shares which are classified as liabilities under accounting standards.

				2023		2022
	2023 Number of shares	2022 Number of shares	2021 Number of shares	£m	% of share capital	£m	% of share capital	2021 £m
6% Non-cumulative Redeemable Preference shares of GBP1.00	100	100	100	–	–	–	–	–
Note 28: Share capital
Issued and fully paid ordinary share capital

Ordinary shares of £1 each[1]	2023 Number of shares	2022 Number of shares	2021 Number of shares	2023 £m	2022 £m	2021 £m
At 1 January and 31 December	1,574,285,752	1,574,285,752	1,574,285,752	1,574	1,574	1,574
1Ordinary shares represent effectively 100 per cent of total share capital in issue as the issued preference shares represent below 0.01 per cent.
Ordinary shares
The holders of ordinary shares are entitled to receive the Bank’s report and accounts, attend, speak and vote at general meetings and appoint proxies to exercise voting rights. Holders of ordinary shares may also receive a dividend (subject to the provisions of the Bank’s articles of association) and on a winding up may share in the assets of the Bank.
Issued and fully paid preference shares
The Bank has in issue one class of preference shares which are classified as liabilities under accounting standards and which are included in note 27.
Note 29: Other reserves

	2023 £m	2022 £m	2021 £m
Merger reserve[1]	6,348	6,348	6,348
Revaluation reserve in respect of debt securities held at fair value through other comprehensive income	(322)	(393)	(362)
Revaluation reserve in respect of equity shares held at fair value through other comprehensive income	–	–	–
Cash flow hedging reserve	(3,554)	(5,168)	(451)
Foreign currency translation reserve	(77)	(44)	(135)
At 31 December	2,395	743	5,400
1There has been no movements in this reserve in 2023, 2022 or 2021.
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

F-71	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 29: Other reserves continued
Movements in other reserves were as follows:

Revaluation reserve in respect of debt securities held at fair value through other comprehensive income	2023 £m	2022 £m	2021 £m
At 1 January	(393)	(362)	(558)
Change in fair value	(41)	(132)	137
Deferred tax	11	34	(44)
Current tax	1	8	–
	(29)	(90)	93
Income statement transfers in respect of disposals (note 8)	140	76	116
Deferred tax	(38)	(23)	(11)
	102	53	105
Impairment recognised in the income statement	(2)	6	(2)
At 31 December	(322)	(393)	(362)

Revaluation reserve in respect of equity shares held at fair value through other comprehensive income	2023 £m	2022 £m	2021 £m
At 1 January	–	–	–
Change in fair value	–	–	–
Deferred tax	–	(1)	1
	–	(1)	1
Realised gains and losses transferred to retained profits	–	–	–
Deferred tax	–	1	(1)
	–	1	(1)
At 31 December	–	–	–

Cash flow hedging reserve	2023 £m	2022 £m	2021 £m
At 1 January	(5,168)	(451)	1,507
Change in fair value of hedging derivatives	725	(6,520)	(2,138)
Deferred tax	(207)	1,803	606
	518	(4,717)	(1,532)
Net income statement transfers	1,517	(1)	(584)
Deferred tax	(421)	1	158
	1,096	–	(426)
At 31 December	(3,554)	(5,168)	(451)

Foreign currency translation reserve	2023 £m	2022 £m	2021 £m
At 1 January	(44)	(135)	(116)
Currency translation differences arising in the year	(33)	91	(19)
At 31 December	(77)	(44)	(135)

F-72	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 30: Retained profits

	2023 £m	2022 £m	2021 £m
At 1 January	31,792	28,836	25,750
Profit attributable to ordinary shareholders	4,858	4,528	4,826
Post-retirement defined benefit scheme remeasurements	(1,205)	(2,152)	1,062
Gains and losses attributable to own credit risk (net of tax)	(168)	364	(52)
Dividends paid (note 32)	(4,700)	–	(2,900)
Issue costs of other equity instruments (net of tax)	(5)	–	(1)
Repurchases and redemptions of other equity instruments	–	–	(9)
Capital contributions received	215	221	164
Return of capital contributions	(1)	(4)	(4)
Change in non-controlling interests	–	–	(1)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	(1)	1
At 31 December	30,786	31,792	28,836
Note 31: Other equity instruments

	2023 £m	2022 £m	2021 £m
At 1 January	4,268	4,268	5,935
Issued in the year:
£750 million Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Permanent Write-Down Securities	750	–	–
£500 million Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Permanent Write-Down Securities	–	–	500
£750 million Floating Rate Additional Tier 1 Perpetual Subordinated Permanent Write-Down Securities	–	–	750
£300 million Floating Rate Additional Tier 1 Perpetual Subordinated Permanent Write-Down Securities	–	–	300
	750	–	1,550
Repurchases and redemptions during the year:
£1,376 million Additional Tier 1 Perpetual Subordinated Permanent Write-Down Securities	–	–	(1,376)
€736 million Additional Tier 1 Perpetual Subordinated Permanent Write-Down Securities	–	–	(612)
$1,642 million Additional Tier 1 Perpetual Subordinated Permanent Write-Down Securities	–	–	(1,229)
	–	–	(3,217)
Profit for the year attributable to other equity holders	334	241	344
Distributions on other equity instruments	(334)	(241)	(344)
At 31 December	5,018	4,268	4,268
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
•The securities will be subject to a Permanent Write Down should the Common Equity Tier 1 ratio of the Bank fall below 7.0 per cent
Note 32: Dividends on ordinary shares
Dividends paid during the year were as follows:

	2023 £m	2022 £m	2021 £m
Interim dividends	4,700	–	2,900

F-73	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 33: Related party transactions
Key management personnel
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of an entity; the Group’s key management personnel are the members of the Lloyds Banking Group plc Group Executive Committee together with its non-executive directors.
The table below details, on an aggregated basis, key management personnel compensation:

Compensation	2023 £m	2022 £m	2021 £m
Salaries and other short-term benefits	15	11	10
Post-employment benefits	–	–	–
Share-based payments	15	14	14
Total compensation	30	25	24
The aggregate of the emoluments of the directors was £9.3 million (2022: £9.2 million; 2021: £10.6 million).
Aggregate contributions in respect of key management personnel to defined contribution pension schemes were £nil (2022: £nil; 2021: £nil).
The total for the highest paid director (Charlie Nunn) was £5,105,000 (2022: Charlie Nunn: £5,160,000; 2021: Sir António Horta-Osório: £3,117,000); this did not include any gain on exercise of Lloyds Banking Group plc shares in any year.

Share options over Lloyds Banking Group plc shares	2023 million	2022 million	2021 million
At 1 January	–	–	–
Granted, including certain adjustments (includes entitlements of appointed key management personnel)	–	–	–
Exercised/lapsed (includes entitlements of former key management personnel)	–	–	–
At 31 December	–	–	–

Share plans settled in Lloyds Banking Group plc shares	2023 million	2022 million	2021 million
At 1 January	72	74	117
Granted, including certain adjustments (includes entitlements of appointed key management personnel)	27	29	19
Exercised/lapsed (includes entitlements of former key management personnel)	(44)	(31)	(62)
At 31 December	55	72	74
The tables below detail, on an aggregated basis, balances outstanding at the year end and related income and expense, together with information relating to other transactions between the Group and its key management personnel:

Loans	2023 £m	2022 £m	2021 £m
At 1 January	2	3	2
Advanced (includes loans to appointed key management personnel)	–	1	1
Repayments (includes loans to former key management personnel)	(1)	(2)	–
At 31 December	1	2	3
The loans are on both a secured and unsecured basis and are expected to be settled in cash. The loans attracted interest rates of between 1.09 per cent and 32.40 per cent in 2023 (2022: 1.01 per cent and 30.15 per cent; 2021: 0.39 per cent and 22.93 per cent).
No provisions have been recognised in respect of loans given to key management personnel (2022 and 2021: £nil).

Deposits	2023 £m	2022 £m	2021 £m
At 1 January	10	11	11
Placed (includes deposits of appointed key management personnel)	45	37	26
Withdrawn (includes deposits of former key management personnel)	(41)	(38)	(26)
At 31 December	14	10	11
Deposits placed by key management personnel attracted interest rates of up to 6.25 per cent (2022: 5.0 per cent; 2021: 1.0 per cent).
At 31 December 2023, the Group did not provide any guarantees in respect of key management personnel (2022 and 2021: none).
At 31 December 2023, transactions, arrangements and agreements entered into by the Group and its banking subsidiaries with directors and connected persons included amounts outstanding in respect of loans and credit card transactions of £23.6 thousand with six directors and no connected persons (2022: £2.1 thousand with three directors and no connected persons; 2021: £0.6 million with five directors and two connected persons).

F-74	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 33: Related party transactions continued
Balances and transactions with fellow Lloyds Banking Group undertakings
Balances and transactions between members of the Lloyds Bank Group
In accordance with IFRS 10 Consolidated Financial Statements, transactions and balances between the Bank and its subsidiary undertakings, and between those subsidiary undertakings, have all been eliminated on consolidation and thus are not reported as related party transactions of the Group.
Balances and transactions with Lloyds Banking Group plc and fellow subsidiaries of the Bank
The Bank and its subsidiaries have balances due to and from the Bank’s parent company, Lloyds Banking Group plc and fellow subsidiaries of the Bank. These are included on the Group’s balance sheet as follows:

	2023 £m	2022 £m
Assets, included within:
Derivative financial instruments	1,137	1,120
Financial assets at amortised cost: due from fellow Lloyds Banking Group undertakings	840	816
Financial assets at fair value through profit or loss	1	–
	1,978	1,936
Liabilities, included within:
Due to fellow Lloyds Banking Group undertakings	2,932	2,539
Derivative financial instruments	953	1,084
Debt securities in issue at amortised cost	18,131	17,648
Subordinated liabilities	6,919	6,490
	28,935	27,761
These balances include Lloyds Banking Group plc’s banking arrangements and, due to the size and volume of transactions passing through these accounts, it is neither practical nor meaningful to disclose information on gross inflows and outflows. During 2023 the Group earned £9 million interest income on the above asset balances (2022: £11 million; 2021: £11 million) and the Group incurred £1,010 million interest expense on the above liability balances (2022: £666 million; 2021: £500 million).
Details of intercompany recharges recognised within other operating income are given in note 8 and details of contingent liabilities and commitments entered into on behalf of fellow Lloyds Banking Group undertakings are given in note 34.
Other related party transactions
Pension funds
The Group provides banking services to certain of its pension funds. At 31 December 2023, customer deposits of £133 million (2022: £155 million) related to the Group’s pension funds.
Joint ventures and associates
At 31 December 2023 there were loans and advances to customers of £47 million (2022: £21 million) outstanding and balances within customer deposits of £6 million (2022: £58 million) relating to joint ventures and associates.
During the year the Group paid fees of £4 million (2022: £5 million) to the Lloyds Banking Group’s Schroders Personal Wealth joint venture and no payment was made (2022: £18 million) under the terms of agreements put in place on the establishment of the joint venture.
Note 34: Contingent liabilities, commitments and guarantees
Contingent liabilities, commitments and guarantees arising from the banking business
At 31 December 2023 contingent liabilities, such as performance bonds and letters of credit, arising from the banking business were £2,755 million (2022: £2,900 million).
The contingent liabilities of the Group arise in the normal course of its banking business and it is not practicable to quantify their future financial effect. Total commitments and guarantees were £122,733 million (2022: £127,369 million), of which in respect of undrawn formal standby facilities, credit lines and other commitments to lend, £53,722 million (2022: £57,782 million) was irrevocable.
Capital commitments
Capital expenditure contracted but not provided for at 31 December 2023 amounted to £1,240 million (2022: £1,663 million) and related to assets to be leased to customers under operating leases. The Group’s management is confident that future net revenues and funding will be sufficient to cover these commitments.

F-75	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 34: Contingent liabilities, commitments and guarantees continued
Interchange fees
With respect to multi-lateral interchange fees (MIFs), the Lloyds Banking Group is not a party in the ongoing or threatened litigation which involves the card schemes Visa and Mastercard (as described below). However, the Group is a member/licensee of Visa and Mastercard and other card schemes. The litigation in question is as follows:
•Litigation brought by or on behalf of retailers against both Visa and Mastercard in the English Courts, in which retailers are seeking damages on grounds that Visa and Mastercard’s MIFs breached competition law (this includes a judgment of the Supreme Court in June 2020 upholding the Court of Appeal’s finding in 2018 that certain historic interchange arrangements of Mastercard and Visa infringed competition law)
•Litigation brought on behalf of UK consumers in the English Courts against Mastercard
Any impact on the Group of the litigation against Visa and Mastercard remains uncertain at this time, such that it is not practicable for the Group to provide an estimate of any potential financial effect. Insofar as Visa is required to pay damages to retailers for interchange fees set prior to June 2016, contractual arrangements to allocate liability have been agreed between various UK banks (including the Lloyds Banking Group) and Visa Inc, as part of Visa Inc’s acquisition of Visa Europe in 2016. These arrangements cap the maximum amount of liability to which the Lloyds Banking Group may be subject and this cap is set at the cash consideration received by the Lloyds Banking Group for the sale of its stake in Visa Europe to Visa Inc in 2016. In 2016, the Lloyds Banking Group received Visa preference shares as part of the consideration for the sale of its shares in Visa Europe. A release assessment is carried out by Visa on certain anniversaries of the sale (in line with the Visa Europe sale documentation) and as a result, some Visa preference shares may be converted into Visa Inc Class A common stock from time to time. Any such release and any subsequent sale of Visa common stock does not impact the contingent liability.
LIBOR and other trading rates
Certain Lloyds Banking Group companies, together with other panel banks, have been named as defendants in ongoing private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US Dollar, Japanese Yen and Sterling London Interbank Offered Rate and the Australian BBSW reference rate.
Certain Lloyds Banking Group companies are also named as defendants in (i) UK-based claims, and (ii) two Dutch class actions, raising LIBOR manipulation allegations. A number of claims against the Lloyds Banking Group in the UK relating to the alleged mis-sale of interest rate hedging products also include allegations of LIBOR manipulation.
It is currently not possible to predict the scope and ultimate outcome on the Lloyds Banking Group of any private lawsuits or ongoing related challenges to the interpretation or validity of any of the Lloyds Banking Group’s contractual arrangements, including their timing and scale. As such, it is not practicable to provide an estimate of any potential financial effect.
Tax authorities
The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2013, HMRC informed the Group that its interpretation of the UK rules means that the group relief is not available. In 2020, HMRC concluded its enquiry into the matter and issued a closure notice. The Group’s interpretation of the UK rules has not changed and hence it appealed to the First Tier Tax Tribunal, with a hearing having taken place in May 2023. If the final determination of the matter by the judicial process is that HMRC’s position is correct, management believes that this would result in an increase in current tax liabilities of approximately £800 million (including interest) and a reduction in the Group’s deferred tax asset of approximately £285 million. The Group, following conclusion of the hearing and having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due.
There are a number of other open matters on which the Group is in discussions with HMRC (including the tax treatment of certain costs arising from the divestment of TSB Banking Group plc), none of which is expected to have a material impact on the financial position of the Group.
FCA investigation into the Group’s anti-money laundering control framework
The FCA has opened an investigation into the Group’s compliance with domestic UK money laundering regulations and the FCA’s rules and Principles for Businesses, with a focus on aspects of its anti-money laundering control framework. The Group has been fully co-operating with the investigation. It is not currently possible to estimate the potential financial impact, if any, to the Group.
Other legal actions and regulatory matters
In addition, in the course of its business the Group is subject to other complaints and threatened or actual legal proceedings (including class or group action claims) brought by or on behalf of current or former employees, customers (including their appointed representatives), investors or other third parties, as well as legal and regulatory reviews, enquiries and examinations, requests for information, audits, challenges, investigations and enforcement actions, which could relate to a number of issues. This includes matters in relation to compliance with applicable laws and regulations, such as those relating to prudential regulation, consumer protection, investment advice, business conduct, systems and controls, environmental, competition/anti-trust, tax, anti-bribery, anti-money laundering and sanctions, some of which may be beyond the Group’s control, both in the UK and overseas. Where material, such matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. The Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows. Where there is a contingent liability related to an existing provision the relevant disclosures are included within note 26.

F-76	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 35: Structured entities
The Group’s interests in structured entities are both consolidated and unconsolidated. Details of the Group’s interests in consolidated structured entities are set out in note 24 for securitisations and covered bond vehicles, note 11 for structured entities associated with the Group’s pension schemes, and below. Details of the Group’s interests in unconsolidated structured entities are also included below.
Asset-backed conduits
In addition to the structured entities discussed in note 24, which are used for securitisation and covered bond programmes, the Group sponsors an active asset-backed conduit, Cancara, which invests in client receivables and debt securities. The total consolidated exposure of Cancara at 31 December 2023 was £2,808 million (2022: £2,357 million), comprising £1,521 million of loans and advances (2022: £1,464 million), £698 million of debt securities (2022: £850 million) and £589 million of financial assets at fair value through profit or loss (2022: £43 million).
All lending assets and debt securities held by the Group in Cancara are restricted in use, as they are held by the collateral agent for the benefit of the commercial paper investors and the liquidity providers only. The Group provides liquidity facilities to Cancara under terms that are usual and customary for standard lending activities in the normal course of the Group’s banking activities. During 2023 there have continued to be planned drawdowns on certain liquidity facilities for balance sheet management purposes, supporting the programme to provide funding alongside the proceeds of the asset-backed commercial paper issuance. The Group could be asked to provide support under the contractual terms of these arrangements including, for example, if Cancara experienced a shortfall in external funding, which may occur in the event of market disruption.
The external assets in Cancara are consolidated in the Group’s financial statements.
Unconsolidated structured entities
The Group considers itself the sponsor of a structured entity where it is primarily involved in the design and establishment of the structured entity and further where the Group transfers assets to the structured entity, markets products associated with the structured entity in its own name and/or provides guarantees regarding the structured entity’s performance.
The following table describes the types of structured entities that the Group does not consolidate but in which it holds an interest.

			Total assets of structured entities
Type of entity	Nature and purpose of structured entities	Interest held by the Group	2023 £bn	2022 £bn
Securitisation vehicles	These vehicles issue asset-backed notes to investors and facilitate the management of the Group’s balance sheet.	•Interest in notes issued by the vehicles •Fees for loan servicing	5	–
The following table sets out an analysis of the carrying amount of interest held by the Group in the unconsolidated structured entities. The maximum exposure to loss is the carrying amounts of the assets held.

Carrying amount	2023 £m	2022 £m
Notes held in securitisation vehicles	4,016	–
During the year the Group has not provided any non-contractual financial or other support to these entities and has no current intention of providing any non-contractual financial or other support in the future.
The carrying amount of assets transferred to securitisation vehicles at the time of transfer was £5,481 million and the Group recognised a gain of £31 million on transfer.
Continuing involvement in financial assets that have been derecognised
The Group has derecognised financial assets in their entirety following transactions with securitisation vehicles, as noted above. The continuing involvement largely arises from funding provided to the vehicles through the purchase of issued notes. The majority of these notes are recognised as debt securities held at amortised cost, with the remaining notes held by the Group recognised at fair value through profit or loss. The carrying amount of these interests and the maximum exposure to loss is included in the table above. At 31 December 2023 the fair value of the retained notes was £4,032 million. The income from the Group’s interest in these structures for the year ended 31 December 2023 and cumulatively for the lifetime was £124 million.

F-77	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 36: Transfers of financial assets
Transferred financial assets derecognised in their entirety with ongoing exposure
Through asset securitisations, the Group has transferred financial assets which were derecognised in their entirety, with some continuing involvement. Further details are available in note 35.
Transferred financial assets that continue to be recognised
Details of transferred financial assets that continue to be recognised in full are as follows.
The Group enters into repurchase and securities lending transactions in the normal course of business that do not result in derecognition of the financial assets as substantially all of the risks and rewards, including credit, interest rate, prepayment and other price risks are retained by the Group. In all cases, the transferee has the right to sell or repledge the assets concerned.
As set out in note 24, included within financial assets measured at amortised cost are loans transferred under the Group’s securitisation and covered bond programmes. As the Group retains all or a majority of the risks and rewards associated with these loans, including credit, interest rate, prepayment and liquidity risk, they remain on the Group’s balance sheet. Assets transferred into the Group’s securitisation and covered bond programmes are not available to be used by the Group while the assets are within the programmes. However, the Group retains the right to remove loans from the covered bond programmes where they are in excess of the programme’s requirements. In addition, where the Group has retained some of the notes issued by securitisation and covered bond programmes, the Group has the ability to sell or pledge these retained notes.
The table below sets out the carrying values of the transferred assets and the associated liabilities. For repurchase and securities lending transactions, the associated liabilities represent the Group’s obligation to repurchase the transferred assets. For securitisation programmes, the associated liabilities represent the external notes in issue (note 24). The liabilities shown in the table below have recourse to the transferred assets.

	2023		2022
	Assets £m	Liabilities £m	Assets £m	Liabilities £m
Repurchase and securities lending transactions
Debt securities held at amortised cost	1,401	–	1,162	–
Financial assets at fair value through other comprehensive income	9,583	4,906	11,801	6,571
Securitisation programmes
Financial assets at amortised cost:
Loans and advances to customers[1]	30,190	4,234	28,981	2,806
1The carrying value of associated liabilities excludes securitisation notes held by the Group of £19,617 million (31 December 2022: £21,887 million).

F-78	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 37: Offsetting of financial assets and liabilities
The following information relates to financial assets and liabilities which have been offset in the balance sheet and those which have not been offset but for which the Group has enforceable master netting agreements or collateral arrangements in place with counterparties.

				Related amounts where set off in the balance sheet not permitted[1]		Potential net amounts if offset of related amounts permitted £m
	Gross amounts of assets and liabilities[2] £m	Amount offset in the balance sheet[3] £m	Net amounts presented in the balance sheet £m	Cash collateral received/ pledged £m	Non-cash collateral received/ pledged £m
At 31 December 2023
Financial assets
Financial assets at fair value through profit or loss	1,862	–	1,862	–	–	1,862
Derivative financial instruments	42,629	(39,464)	3,165	(679)	(2,213)	273
Financial assets at amortised cost:
Loans and advances to banks	8,810	–	8,810	(1,178)	–	7,632
Loans and advances to customers	436,424	(3,300)	433,124	(137)	(2,214)	430,773
Reverse repurchase agreements	40,387	(7,636)	32,751	58	(32,559)	250
Debt securities	12,546	–	12,546	–	–	12,546
	498,167	(10,936)	487,231	(1,257)	(34,773)	451,201
Financial assets at fair value through other comprehensive income	27,337	–	27,337	–	(5,051)	22,286
Financial liabilities
Deposits from banks	3,557	–	3,557	(753)	–	2,804
Customer deposits	442,593	(640)	441,953	(20)	(2,214)	439,719
Repurchase agreements	45,338	(7,636)	37,702	60	(37,714)	48
Financial liabilities at fair value through profit or loss	5,255	–	5,255	–	(1)	5,254
Derivative financial instruments	46,431	(42,124)	4,307	(1,223)	(2,898)	186

				Related amounts where set off in the balance sheet not permitted[1]		Potential net amounts if offset of related amounts permitted £m
	Gross amounts of assets and liabilities[2] £m	Amount offset in the balance sheet[3] £m	Net amounts presented in the balance sheet £m	Cash collateral received/ pledged £m	Non-cash collateral received/ pledged £m
At 31 December 2022
Financial assets
Financial assets at fair value through profit or loss	1,371	–	1,371	–	–	1,371
Derivative financial instruments	55,541	(51,684)	3,857	(767)	(2,983)	107
Financial assets at amortised cost:
Loans and advances to banks	8,363	–	8,363	(1,147)	–	7,216
Loans and advances to customers	438,957	(3,330)	435,627	(308)	(2,171)	433,148
Reverse repurchase agreements	49,694	(10,435)	39,259	–	(39,259)	–
Debt securities	7,331	–	7,331	–	–	7,331
	504,345	(13,765)	490,580	(1,455)	(41,430)	447,695
Financial assets at fair value through other comprehensive income	22,846	–	22,846	–	(6,393)	16,453
Financial liabilities
Deposits from banks	4,658	–	4,658	(626)	–	4,032
Customer deposits	447,096	(924)	446,172	(141)	(2,171)	443,860
Repurchase agreements	59,025	(10,435)	48,590	–	(48,590)	–
Financial liabilities at fair value through profit or loss	5,159	–	5,159	–	–	5,159
Derivative financial instruments	59,981	(54,090)	5,891	(1,455)	(3,988)	448
1    The Group enters into derivatives and repurchase and reverse repurchase agreements with various counterparties which are governed by industry standard master netting agreements. The Group holds and provides cash and securities collateral in respect of derivative transactions covered by these agreements. The right to set off balances under these master netting agreements or to set off cash and securities collateral only arises in the event of non-payment or default and, as a result, these arrangements do not qualify for offsetting under IAS 32.
2    Net of impairment allowances.
3    The amounts offset in the balance sheet as shown above mainly represent derivatives and repurchase agreements with central clearing houses which meet the criteria for offsetting under IAS 32.
The effects of over-collateralisation have not been taken into account in the above table.

F-79	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 38: Financial risk management
Financial instruments are fundamental to the Group’s activities and, as a consequence, the risks associated with financial instruments represent a significant component of the risks faced by the Group.
The primary risks affecting the Group through its use of financial instruments are: market risk, which includes interest rate risk and foreign exchange risk; credit risk; liquidity risk and capital risk. The following disclosures provide quantitative and qualitative information about the Group’s exposure to these risks.
Market risk
(A)    Interest rate risk
Interest rate risk arises from the different repricing characteristics of the Group’s assets and liabilities. Liabilities are generally either insensitive to interest rate movements, for example interest free or very low interest customer deposits, or are sensitive to interest rate changes but bear rates which may be varied at the Group’s discretion and that for competitive reasons generally reflect changes in the UK Bank Rate, set by the Bank of England. The rates on the remaining liabilities are contractually fixed for their term to maturity.
Many banking assets are sensitive to interest rate movements; there is a large volume of managed rate assets such as variable rate mortgages which may be considered as a natural offset to the interest rate risk arising from the managed rate liabilities. However, a significant proportion of the Group’s lending assets, for example many personal loans and mortgages, bear interest rates which are contractually fixed. Interest rate sensitivity analysis relating to the Group’s banking activities is set out in the tables marked audited on page 65.
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
The Group establishes hedge accounting relationships for interest rate risk components using cash flow hedges and fair value hedges. The Group is exposed to cash flow interest rate risk on its variable rate loans and deposits together with its floating rate subordinated debt. The derivatives used to manage the structural hedge may be designated into cash flow hedges to manage income statement volatility. The economic items related to the structural hedge, for example current accounts, are not eligible hedged items under IAS 39 for inclusion into accounting hedge relationships. The Group is exposed to fair value interest rate risk on its fixed rate customer loans, its fixed rate customer deposits and the majority of its subordinated debt, and to cash flow interest rate risk on its variable rate loans and deposits together with its floating rate subordinated debt. The Group applies netting between similar risks before applying hedge accounting.
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
At 31 December 2023 the aggregate notional principal of interest rate and other swaps (predominantly interest rate) designated as fair value hedges was £134,631 million (2022: £128,153 million) with a net fair value liability of £345 million (2022: liability of £488 million) (note 17). The losses on the hedging instruments were £3,096 million (2022: gains of £3,106 million). The gains on the hedged items attributable to the hedged risk were £2,832 million (2022: losses of £3,127 million). The gains and losses relating to the fair value hedges are recorded in net trading income.
The notional principal of the interest rate swaps designated as cash flow hedges at 31 December 2023 was £450,568 million (2022: £235,916 million) with a net fair value liability of £nil (2022: £nil) (note 17). In 2023, ineffectiveness recognised in the income statement that arises from cash flow hedges was a gain of £17 million (2022: loss of £6 million).
Interest rate benchmark reform
Following the completion of industry events, including the two London Clearing House USD derivatives transition events in the second quarter of the year, together with bilateral customer consents, the Group has transitioned materially all of its LIBOR linked products. We continue to work with customers to transition a small number of remaining contracts that were not subject to the above events and either have a future dated transition trigger or have defaulted to the relevant synthetic LIBOR benchmark in the interim. Each remaining contract has a known path to transition which is not expected to have a material impact on the Group’s financial statements.
While the volume of outstanding transactions impacted by IBOR benchmark reforms continues to reduce, the Group does not expect material changes to its risk management approach.
(B)    Foreign exchange risk
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
The Group has overseas operations in Europe. Structural foreign currency exposures in respect of operations with a Euro functional currency are £1,442 million (2022: £1,817 million).

F-80	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 38: Financial risk management continued
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
(A)    Maximum credit exposure
The maximum credit risk exposure of the Group in the event of other parties failing to perform their obligations is detailed below. No account is taken of any collateral held and the maximum exposure to loss is considered to be the balance sheet carrying amount or, for non-derivative off-balance sheet transactions and financial guarantees, their contractual nominal amounts.

	2023			2022
	Maximum exposure £m	Offset[1] £m	Net exposure £m	Maximum exposure £m	Offset[1] £m	Net exposure £m
Financial assets at fair value through profit or loss[2]	1,657	–	1,657	1,132	–	1,132
Derivative financial instruments	3,165	(1,169)	1,996	3,857	(1,811)	2,046
Financial assets at amortised cost, net[3]:
Loans and advances to banks, net[3]	8,810	–	8,810	8,363	–	8,363
Loans and advances to customers, net[3]	433,124	(2,214)	430,910	435,627	(2,171)	433,456
Reverse repurchase agreements, net[3]	32,751	–	32,751	39,259	–	39,259
Debt securities, net[3]	12,546	–	12,546	7,331	–	7,331
	487,231	(2,214)	485,017	490,580	(2,171)	488,409
Financial assets at fair value through other comprehensive income[2]	27,336	–	27,336	22,845	–	22,845
Off-balance sheet items:
Acceptances and endorsements	191	–	191	58	–	58
Other items serving as direct credit substitutes	286	–	286	781	–	781
Performance bonds, including letters of credit, and other transaction-related contingencies	2,278	–	2,278	2,061	–	2,061
Irrevocable commitments and guarantees	53,722	–	53,722	57,782	–	57,782
	56,477	–	56,477	60,682	–	60,682
	575,866	(3,383)	572,483	579,096	(3,982)	575,114
1    Offset items comprise deposit amounts available for offset and amounts available for offset under master netting arrangements that do not meet the criteria under IAS 32 to enable loans and advances and derivative assets respectively to be presented net of these balances in the financial statements.
2    Excluding equity shares.
3    Amounts shown net of related impairment allowances.

F-81	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 38: Financial risk management continued
(B)    Concentrations of exposure
The Group’s management of concentration risk includes portfolio controls on certain industries, sectors and products to reflect risk appetite as well as individual, customer and bank limit risk tolerances. Credit policies and appetite statements are aligned to the Group’s risk appetite and restrict exposure to higher risk countries and potentially vulnerable sectors and asset classes. Exposures are monitored to prevent both an excessive concentration of risk and single name concentrations. The Group’s largest credit limits are regularly monitored by the Board Risk Committee and reported in accordance with regulatory requirements. As part of its credit risk policy, the Group considers sustainability risk (which incorporates environmental (including climate), social and governance) in the assessment of Commercial Banking facilities.
At 31 December 2023 the most significant concentrations of exposure were in mortgages.

	2023 £m	2022 £m
Agriculture, forestry and fishing	7,038	7,447
Construction	3,856	4,057
Energy and water supply	3,437	2,515
Financial, business and other services	21,441	21,281
Lease financing	17,135	16,575
Manufacturing	3,763	3,311
Personal:
Mortgages[1]	322,113	322,480
Other	25,287	26,099
Postal and telecommunications	2,482	2,409
Property companies	20,292	20,866
Transport, distribution and hotels	9,973	13,062
Total loans and advances to customers before allowance for impairment losses	436,817	440,102
Allowance for impairment losses (note 19)	(3,693)	(4,475)
Total loans and advances to customers	433,124	435,627
1    Includes both UK and overseas mortgage balances.
The Group’s operations are predominantly UK based and as a result an analysis of credit risk exposures by geographical region is not provided.
(C)    Credit quality of assets
Cash and balances at central banks
Significantly all of the Group’s cash and balances at central banks of £57,909 million (2022: £72,005 million) are due from the Bank of England or the Deutsche Bundesbank.
Loans and advances banks
Significantly all of the Group’s loans and advances to banks are assessed as Stage 1.
Loans and advances to customers
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
Stage 3 assets include balances of £364 million (2022: £577 million) (with outstanding amounts due of £1,167 million (2022: £1,360 million)) which have been subject to a partial write-off and where the Group continues to enforce recovery action.
Stage 2 and Stage 3 assets with a carrying amount of £180 million (2022: £126 million) were modified during the year. No material gain or loss was recognised by the Group.
As at 31 December 2023 assets that had been previously modified while classified as Stage 2 or Stage 3 and were classified as Stage 1 amounted to £5 million (2022: £5,279 million).

F-82	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 38: Financial risk management continued

	Drawn exposures					Allowance for expected credit losses
Gross drawn exposures and expected credit loss allowance	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
At 31 December 2023
Retail – UK mortgages
RMS 1–3	226,740	4,137	–	–	230,877	123	37	–	–	160
RMS 4–6	29,637	27,037	–	–	56,674	38	151	–	–	189
RMS 7–9	219	2,713	–	–	2,932	–	37	–	–	37
RMS 10	–	590	–	–	590	–	13	–	–	13
RMS 11–13	–	4,056	–	–	4,056	–	136	–	–	136
RMS 14	–	–	4,337	7,854	12,191	–	–	357	213	570
	256,596	38,533	4,337	7,854	307,320	161	374	357	213	1,105
Retail – credit cards
RMS 1–3	3,906	5	–	–	3,911	9	–	–	–	9
RMS 4–6	7,159	1,248	–	–	8,407	91	65	–	–	156
RMS 7–9	1,548	1,069	–	–	2,617	67	145	–	–	212
RMS 10	12	220	–	–	232	1	50	–	–	51
RMS 11–13	–	366	–	–	366	–	141	–	–	141
RMS 14	–	–	284	–	284	–	–	130	–	130
	12,625	2,908	284	–	15,817	168	401	130	–	699
Retail – loans and overdrafts
RMS 1–3	638	1	–	–	639	1	–	–	–	1
RMS 4–6	5,152	250	–	–	5,402	83	18	–	–	101
RMS 7–9	1,256	473	–	–	1,729	44	50	–	–	94
RMS 10	43	135	–	–	178	4	27	–	–	31
RMS 11–13	14	328	–	–	342	2	113	–	–	115
RMS 14	–	–	196	–	196	–	–	118	–	118
	7,103	1,187	196	–	8,486	134	208	118	–	460
Retail – UK Motor Finance
RMS 1–3	9,979	569	–	–	10,548	142	12	–	–	154
RMS 4–6	2,791	998	–	–	3,789	41	29	–	–	70
RMS 7–9	769	228	–	–	997	3	13	–	–	16
RMS 10	–	63	–	–	63	–	7	–	–	7
RMS 11–13	2	169	–	–	171	–	30	–	–	30
RMS 14	–	–	112	–	112	–	–	63	–	63
	13,541	2,027	112	–	15,680	186	91	63	–	340
Retail – other
RMS 1–3	13,613	240	–	–	13,853	3	4	–	–	7
RMS 4–6	2,197	186	–	–	2,383	16	13	–	–	29
RMS 7–9	–	86	–	–	86	–	4	–	–	4
RMS 10	–	6	–	–	6	–	–	–	–	–
RMS 11–13	88	7	–	–	95	–	–	–	–	–
RMS 14	–	–	144	–	144	–	–	47	–	47
	15,898	525	144	–	16,567	19	21	47	–	87
Total Retail	305,763	45,180	5,073	7,854	363,870	668	1,095	715	213	2,691
Commercial Banking
CMS 1–5	12,145	–	–	–	12,145	2	–	–	–	2
CMS 6–10	17,259	121	–	–	17,380	23	–	–	–	23
CMS 11–14	30,366	2,793	–	–	33,159	129	57	–	–	186
CMS 15–18	3,618	4,070	–	–	7,688	63	229	–	–	292
CMS 19	9	809	–	–	818	–	81	–	–	81
CMS 20–23	–	–	2,058	–	2,058	–	–	418	–	418
	63,397	7,793	2,058	–	73,248	217	367	418	–	1,002
Other[1]	(301)	–	–	–	(301)	–	–	–	–	–
Total loans and advances to customers	368,859	52,973	7,131	7,854	436,817	885	1,462	1,133	213	3,693
1    Drawn exposures include centralised fair value hedge accounting adjustments.

F-83	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 38: Financial risk management continued

	Drawn exposures					Allowance for expected credit losses
Gross drawn exposures and expected credit loss allowance	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
At 31 December 2022
Retail – UK mortgages
RMS 1–3	250,937	24,844	–	–	275,781	81	180	–	–	261
RMS 4–6	6,557	11,388	–	–	17,945	10	140	–	–	150
RMS 7–9	23	2,443	–	–	2,466	–	72	–	–	72
RMS 10	–	734	–	–	734	–	24	–	–	24
RMS 11–13	–	2,374	–	–	2,374	–	136	–	–	136
RMS 14	–	–	3,416	9,622	13,038	–	–	311	253	564
	257,517	41,783	3,416	9,622	312,338	91	552	311	253	1,207
Retail – credit cards
RMS 1–3	3,587	5	–	–	3,592	7	–	–	–	7
RMS 4–6	6,497	1,441	–	–	7,938	66	70	–	–	136
RMS 7–9	1,332	1,246	–	–	2,578	47	167	–	–	214
RMS 10	–	227	–	–	227	–	52	–	–	52
RMS 11–13	–	368	–	–	368	–	144	–	–	144
RMS 14	–	–	289	–	289	–	–	113	–	113
	11,416	3,287	289	–	14,992	120	433	113	–	666
Retail – loans and overdrafts
RMS 1–3	659	1	–	–	660	2	–	–	–	2
RMS 4–6	5,902	451	–	–	6,353	90	24	–	–	114
RMS 7–9	1,724	657	–	–	2,381	69	83	–	–	152
RMS 10	53	199	–	–	252	5	45	–	–	50
RMS 11–13	19	405	–	–	424	3	163	–	–	166
RMS 14	–	–	247	–	247	–	–	126	–	126
	8,357	1,713	247	–	10,317	169	315	126	–	610
Retail – UK Motor Finance
RMS 1–3	8,969	743	–	–	9,712	66	9	–	–	75
RMS 4–6	2,778	930	–	–	3,708	25	20	–	–	45
RMS 7–9	425	325	–	–	750	2	13	–	–	15
RMS 10	–	99	–	–	99	–	8	–	–	8
RMS 11–13	2	148	–	–	150	–	26	–	–	26
RMS 14	–	–	154	–	154	–	–	81	–	81
	12,174	2,245	154	–	14,573	93	76	81	–	250
Retail – other
RMS 1–3	12,588	328	–	–	12,916	9	4	–	–	13
RMS 4–6	1,311	213	–	–	1,524	4	11	–	–	15
RMS 7–9	–	90	–	–	90	–	3	–	–	3
RMS 10	–	5	–	–	5	–	–	–	–	–
RMS 11–13	91	7	–	–	98	–	–	–	–	–
RMS 14	–	–	157	–	157	–	–	52	–	52
	13,990	643	157	–	14,790	13	18	52	–	83
Total Retail	303,454	49,671	4,263	9,622	367,010	486	1,394	683	253	2,816
Commercial Banking
CMS 1–5	11,906	14	–	–	11,920	2	–	–	–	2
CMS 6–10	16,689	293	–	–	16,982	21	2	–	–	23
CMS 11–14	30,646	4,963	–	–	35,609	123	83	–	–	206
CMS 15–18	3,257	4,352	–	–	7,609	46	239	–	–	285
CMS 19	12	810	–	–	822	–	74	–	–	74
CMS 20–23	–	–	3,348	–	3,348	–	–	1,069	–	1,069
	62,510	10,432	3,348	–	76,290	192	398	1,069	–	1,659
Other[1]	(3,198)	–	–	–	(3,198)	–	–	–	–	–
Total loans and advances to customers	362,766	60,103	7,611	9,622	440,102	678	1,792	1,752	253	4,475
1    Drawn exposures include centralised fair value hedge accounting adjustments.

F-84	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 38: Financial risk management continued
Reverse repurchase agreement held at amortised cost
All of the Group’s reverse repurchase agreements held at amortised cost are assessed as Stage 1.
Debt securities held at amortised cost
At 31 December 2023 £12,434 million of the Group’s gross debt securities held at amortised cost were investment grade (credit ratings equal to or better than ‘BBB’) (2022: £7,336 million), £20 million were sub-investment grade (2022: £nil) and £100 million not rated (2022: £3 million).
Financial assets at fair value through other comprehensive income (excluding equity shares)
At 31 December 2023 £27,267 million of the Group’s financial assets at fair value through other comprehensive income (excluding equity shares) were investment grade (credit ratings equal to or better than ‘BBB’) (2022: £22,753 million), £55 million were sub-investment grade (2022: £51 million) and £14 million not rated (2022: £41 million).
Derivative assets
An analysis of derivative assets is given in note 17. The Group reduces exposure to credit risk by using master netting agreements and by obtaining collateral in the form of cash or highly liquid securities.

	2023			2022
	Investment grade[1] £m	Other[2] £m	Total £m	Investment grade[1] £m	Other[2] £m	Total £m
Trading and other	1,763	193	1,956	2,435	283	2,718
Hedging	72	–	72	14	5	19
	1,835	193	2,028	2,449	288	2,737
Due from fellow Lloyds Banking Group undertakings			1,137			1,120
Total derivative financial instruments			3,165			3,857
1    Credit ratings equal to or better than ‘BBB’.
2    Other comprises sub-investment grade (2023: £125 million; 2022: £112 million) and not rated (2023: £68 million; 2022: £176 million).
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

F-85	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 38: Financial risk management continued

	Undrawn exposures					Allowance for expected credit losses
Gross undrawn exposures and expected credit loss allowance	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
At 31 December 2023
Retail – UK mortgages
RMS 1–3	12,207	36	–	–	12,243	7	–	–	–	7
RMS 4–6	456	190	–	–	646	1	2	–	–	3
RMS 7–9	5	16	–	–	21	–	–	–	–	–
RMS 10	–	5	–	–	5	–	–	–	–	–
RMS 11–13	–	37	–	–	37	–	–	–	–	–
RMS 14	–	–	25	58	83	–	–	–	–	–
	12,668	284	25	58	13,035	8	2	–	–	10
Retail – credit cards
RMS 1–3	39,857	24	–	–	39,881	21	–	–	–	21
RMS 4–6	14,522	2,079	–	–	16,601	38	29	–	–	67
RMS 7–9	606	322	–	–	928	7	8	–	–	15
RMS 10	2	40	–	–	42	–	2	–	–	2
RMS 11–13	–	69	–	–	69	–	6	–	–	6
RMS 14	–	–	40	–	40	–	–	–	–	–
	54,987	2,534	40	–	57,561	66	45	–	–	111
Retail – loans and overdrafts
RMS 1–3	4,354	1	–	–	4,355	4	–	–	–	4
RMS 4–6	1,638	239	–	–	1,877	10	7	–	–	17
RMS 7–9	223	122	–	–	345	5	13	–	–	18
RMS 10	4	28	–	–	32	–	4	–	–	4
RMS 11–13	–	49	–	–	49	–	12	–	–	12
RMS 14	–	–	15	–	15	–	–	–	–	–
	6,219	439	15	–	6,673	19	36	–	–	55
Retail – UK Motor Finance
RMS 1–3	274	–	–	–	274	–	–	–	–	–
RMS 4–6	959	–	–	–	959	2	–	–	–	2
RMS 7–9	250	–	–	–	250		–	–	–	–
RMS 10	–	–	–	–	–	–	–	–	–	–
RMS 11–13	3	–	–	–	3	–	–	–	–	–
RMS 14	–	–	–	–	–	–	–	–	–	–
	1,486	–	–	–	1,486	2	–	–	–	2
Retail – other
RMS 1–3	544	–	–	–	544	–	–	–	–	–
RMS 4–6	267	–	–	–	267	1	–	–	–	1
RMS 7–9	–	–	–	–	–	–	–	–	–	–
RMS 10	–	–	–	–	–	–	–	–	–	–
RMS 11–13	–	–	–	–	–	–	–	–	–	–
RMS 14	–	–	–	–	–	–	–	–	–	–
	811	–	–	–	811	1	–	–	–	1
Total Retail	76,171	3,257	80	58	79,566	96	83	–	–	179
Commercial Banking
CMS 1–5	14,345	–	–	–	14,345	1	–	–	–	1
CMS 6–10	16,661	6	–	–	16,667	16	–	–	–	16
CMS 11–14	8,494	1,520	–	–	10,014	27	23	–	–	50
CMS 15–18	910	1,132	–	–	2,042	13	47	–	–	60
CMS 19	–	33	–	–	33	–	6	–	–	6
CMS 20–23	–	–	64	–	64	–	–	2	–	2
	40,410	2,691	64	–	43,165	57	76	2	–	135
Other	2	–	–	–	2	–	–	–	–	–
Total	116,583	5,948	144	58	122,733	153	159	2	–	314

F-86	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 38: Financial risk management continued

	Undrawn exposures					Allowance for expected credit losses
Gross undrawn exposures and expected credit loss allowance	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
At 31 December 2022
Retail – UK mortgages
RMS 1–3	16,003	159	–	–	16,162	–	–	–	–	–
RMS 4–6	83	62	–	–	145	1	–	–	–	1
RMS 7–9	–	25	–	–	25	–	–	–	–	–
RMS 10	–	7	–	–	7	–	–	–	–	–
RMS 11–13	–	21	–	–	21	–	1	–	–	1
RMS 14	–	–	17	67	84	–	–	–	–	–
	16,086	274	17	67	16,444	1	1	–	–	2
Retail – credit cards
RMS 1–3	39,384	30	–	–	39,414	16	–	–	–	16
RMS 4–6	14,355	2,975	–	–	17,330	32	28	–	–	60
RMS 7–9	580	422	–	–	1,002	5	8	–	–	13
RMS 10	–	46	–	–	46	–	2	–	–	2
RMS 11–13	–	76	–	–	76	–	6	–	–	6
RMS 14	–	–	45	–	45	–	–	–	–	–
	54,319	3,549	45	–	57,913	53	44	–	–	97
Retail – loans and overdrafts
RMS 1–3	4,174	2	–	–	4,176	4	–	–	–	4
RMS 4–6	1,618	386	–	–	2,004	6	12	–	–	18
RMS 7–9	253	159	–	–	412	6	18	–	–	24
RMS 10	6	36	–	–	42	–	7	–	–	7
RMS 11–13	–	61	–	–	61	–	15	–	–	15
RMS 14	–	–	17	–	17	–	–	–	–	–
	6,051	644	17	–	6,712	16	52	–	–	68
Retail – UK Motor Finance
RMS 1–3	318	–	–	–	318	–	–	–	–	–
RMS 4–6	1,259	–	–	–	1,259	2	–	–	–	2
RMS 7–9	347	1	–	–	348	–	–	–	–	–
RMS 10	–	–	–	–	–	–	–	–	–	–
RMS 11–13	–	–	–	–	–	–	–	–	–	–
RMS 14	–	–	–	–	–	–	–	–	–	–
	1,924	1	–	–	1,925	2	–	–	–	2
Retail – other
RMS 1–3	702	–	–	–	702	–	–	–	–	–
RMS 4–6	198	–	–	–	198	3	–	–	–	3
RMS 7–9	–	–	–	–	–	–	–	–	–	–
RMS 10	–	–	–	–	–	–	–	–	–	–
RMS 11–13	–	–	–	–	–	–	–	–	–	–
RMS 14	–	–	–	–	–	–	–	–	–	–
	900	–	–	–	900	3	–	–	–	3
Total Retail	79,280	4,468	79	67	83,894	75	97	–	–	172
Commercial Banking
CMS 1–5	15,266	–	–	–	15,266	1	–	–	–	1
CMS 6–10	16,508	34	–	–	16,542	11	2	–	–	13
CMS 11–14	8,657	1,296	–	–	9,953	27	27	–	–	54
CMS 15–18	779	800	–	–	1,579	8	42	–	–	50
CMS 19	–	85	–	–	85	–	10	–	–	10
CMS 20–23	–	–	48	–	48	–	–	4	–	4
	41,210	2,215	48	–	43,473	47	81	4	–	132
Other	2	–	–	–	2	–	–	–	–	–
Total	120,492	6,683	127	67	127,369	122	178	4	–	304

F-87	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 38: Financial risk management continued
(D)    Collateral held as security for financial assets
The principal types of collateral accepted by the Group include: residential and commercial properties; charges over business assets such as premises, inventory and accounts receivable; financial instruments; cash; and guarantees from third parties. The terms and conditions associated with the use of the collateral are varied and are dependent on both the type of agreement and the counterparty. The Group holds collateral against loans and advances and irrevocable loan commitments; qualitative and, where appropriate, quantitative information is provided in respect of this collateral below. Collateral held as security for financial assets at fair value through profit or loss and for derivative assets is also shown below.
The Group holds collateral in respect of loans and advances to customers and reverse repurchase agreements as set out below. The Group does not hold collateral against debt securities which are classified as financial assets held at amortised cost.
Loans and advances to customers
Retail lending
UK mortgages
An analysis by loan-to-value ratio of the Group’s UK residential mortgage lending is provided below. The value of collateral used in determining the loan-to-value ratios has been estimated based upon the last actual valuation, adjusted to take into account subsequent movements in house prices. The market takes into account many factors, including environmental considerations such as flood risk and energy efficient additions, in arriving at the value of a home.
In some circumstances, where the discounted value of the estimated net proceeds from the liquidation of collateral (i.e. net of costs, expected haircuts and anticipated changes in the value of the collateral to the point of sale) is greater than the estimated exposure at default, no credit losses are expected and no ECL allowance is recognised.

	2023					2022
Gross drawn exposures	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
Less than 70 per cent	193,235	28,754	3,882	7,168	233,039	210,457	33,205	3,161	8,845	255,668
70 per cent to 80 per cent	36,413	4,506	290	333	41,542	31,788	5,264	170	359	37,581
80 per cent to 90 per cent	20,949	2,821	87	142	23,999	11,942	2,604	48	149	14,743
90 per cent to 100 per cent	5,981	2,389	30	91	8,491	3,319	606	13	113	4,051
Greater than 100 per cent	18	63	48	120	249	11	104	24	156	295
Total	256,596	38,533	4,337	7,854	307,320	257,517	41,783	3,416	9,622	312,338
The energy performance certificate (EPC) profile of the security associated with the Group’s UK mortgage portfolio is shown below:

EPC profile	A £m	B £m	C £m	D £m	E £m	F £m	G £m	Unrated properties £m	Total
At 31 December 2023	971	41,250	64,466	95,958	34,327	6,663	1,465	62,220	307,320
At 31 December 2022	731	37,075	60,086	93,010	35,015	6,990	1,519	77,912	312,338
The above data is sourced using the latest available government EPC information as at the relevant balance sheet date. The Group has no EPC data available for 20.2 per cent (2022: 25.0 per cent) of the UK mortgage portfolio; this portion is classified as unrated properties.
EPC ratings are not considered to be a material credit risk factor, and do not form part of the Group’s credit risk calculations.
Other
The majority of other retail lending is unsecured. At 31 December 2023, Stage 3 other retail lending amounted to £378 million, net of an impairment allowance of £358 million (2022: £475 million, net of an impairment allowance of £372 million).
Stage 1 and Stage 2 other retail lending amounted to £55,814 million (2022: £53,825 million). Lending decisions are predominantly based on an obligor’s ability to repay rather than reliance on the disposal of any security provided. Where the lending is secured, collateral values are rigorously assessed at the time of loan origination and are thereafter monitored in accordance with business unit credit policy.
The Group’s credit risk disclosures for unimpaired other retail lending show assets gross of collateral and therefore disclose the maximum loss exposure. The Group believes that this approach is appropriate.
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

F-88	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 38: Financial risk management continued
Stage 3 secured lending
The value of collateral is re-evaluated and its legal soundness reassessed if there is observable evidence of distress of the borrower; this evaluation is used to determine potential loss allowances and management’s strategy to try to either repair the business or recover the debt.
At 31 December 2023, Stage 3 secured commercial lending amounted to £503 million, net of an impairment allowance of £133 million (2022: £389 million, net of an impairment allowance of £159 million). The fair value of the collateral held in respect of impaired secured commercial lending was £598 million (2022: £471 million). In determining the fair value of collateral, no specific amounts have been attributed to the costs of realisation. For the purposes of determining the total collateral held by the Group in respect of impaired secured commercial lending, the value of collateral for each loan has been limited to the principal amount of the outstanding advance in order to eliminate the effects of any over-collateralisation and to provide a clearer representation of the Group’s exposure.
Stage 3 secured commercial lending and associated collateral relates to lending to property companies and to customers in the financial, business and other services; transport, distribution and hotels; and construction industries.
Reverse repurchase agreements
There were reverse repurchase agreements which are accounted for as collateralised loans with a carrying value of £32,751 million (2022: £39,259 million), against which the Group held collateral with a fair value of £32,501 million, capped at the reverse repurchase agreement carrying value (2022: £29,011 million). These transactions were generally conducted under terms that are usual and customary for standard secured lending activities.
Financial assets at fair value through profit or loss (excluding equity shares)
Securities held as collateral in the form of stock borrowed amounted to £7,979 million (2022: £16,667 million). Of this amount, £2,087 million (2022: £8,311 million) had been resold or repledged as collateral for the Group’s own transactions.
These transactions were generally conducted under terms that are usual and customary for standard secured lending activities.
Derivative assets, after offsetting of amounts under master netting arrangements
The Group reduces exposure to credit risk by using master netting agreements and by obtaining collateral in the form of cash or highly liquid securities. In respect of the net derivative assets after offsetting of amounts under master netting arrangements of £1,996 million (2022: £2,046 million), cash collateral of £679 million (2022: £767 million) was held.
Irrevocable loan commitments and other credit-related contingencies
At 31 December 2023, the Group held irrevocable loan commitments and other credit-related contingencies of £56,477 million (2022: £60,682 million). Collateral is held as security, in the event that lending is drawn down, on £13,036 million (2022: £16,442 million) of these balances.
Collateral repossessed
During the year, £229 million of collateral was repossessed (2022: £219 million), consisting primarily of residential property.
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
(E)    Collateral pledged as security
The Group pledges assets primarily for repurchase agreements and securities lending transactions which are generally conducted under terms that are usual and customary for standard securitised borrowing contracts.
Repurchase transactions
There are balances arising from repurchase transactions of £37,702 million (2022: £48,590 million), which include amounts due under the Bank of England’s Term Funding Scheme with additional incentives for SMEs (TFSME). The fair value of the collateral provided under these agreements at 31 December 2023 was £37,654 million, capped at the repurchase agreement carrying value (2022: £53,732 million including over collaterisation).
Securities lending transactions
The following on-balance sheet financial assets have been lent to counterparties under securities lending transactions:

	2023 £m	2022 £m
Financial assets at fair value through other comprehensive income	4,532	5,408
Securitisations and covered bonds
In addition to the assets detailed above, the Group also holds assets that are encumbered through the Group’s asset-backed conduits and its securitisation and covered bond programmes. Further details of these assets are provided in note 24.

F-89	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 38: Financial risk management continued
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
The table below analyses financial instrument liabilities of the Group on an undiscounted future cash flow basis according to contractual maturity, into relevant maturity groupings based on the remaining period at the balance sheet date; balances with no fixed maturity are included in the over 5 years category.

	Up to 1 month £m	1 to 3 months £m	3 to 12 months £m	1 to 5 years £m	Over 5 years £m	Total £m
At 31 December 2023
Deposits from banks	1,776	947	241	611	1	3,576
Customer deposits	412,803	5,790	15,547	8,570	255	442,965
Repurchase agreements	3,626	4,092	1,085	31,399	–	40,202
Financial liabilities at fair value through profit or loss	118	42	416	1,094	4,425	6,095
Debt securities in issue at amortised cost	1,386	6,651	14,283	30,893	10,932	64,145
Lease liabilities	13	69	242	754	586	1,664
Subordinated liabilities	23	58	238	4,548	5,099	9,966
Total non-derivative financial liabilities	419,745	17,649	32,052	77,869	21,298	568,613
Derivative financial liabilities:
Gross settled derivatives – outflows	405	332	7,640	6,465	4,168	19,010
Gross settled derivatives – inflows	(188)	(206)	(7,534)	(6,527)	(4,241)	(18,696)
Gross settled derivatives – net flows	217	126	106	(62)	(73)	314
Net settled derivative liabilities	2,232	–	51	65	317	2,665
Total derivative financial liabilities	2,449	126	157	3	244	2,979
At 31 December 2022
Deposits from banks	3,728	28	179	673	83	4,691
Customer deposits	430,808	3,565	7,164	4,882	304	446,723
Repurchase agreements	12,494	6,188	904	33,054	38	52,678
Financial liabilities at fair value through profit or loss	84	60	100	1,565	3,736	5,545
Debt securities in issue at amortised cost	4,400	8,571	6,717	25,886	7,802	53,376
Lease liabilities	7	52	161	557	611	1,388
Subordinated liabilities	24	89	687	4,775	7,945	13,520
Total non-derivative financial liabilities	451,545	18,553	15,912	71,392	20,519	577,921
Derivative financial liabilities:
Gross settled derivatives – outflows	2,815	3,241	3,501	7,920	4,700	22,177
Gross settled derivatives – inflows	(1,927)	(2,996)	(3,372)	(7,862)	(4,731)	(20,888)
Gross settled derivatives – net flows	888	245	129	58	(31)	1,289
Net settled derivative liabilities	2,652	(19)	54	271	250	3,208
Total derivative financial liabilities	3,540	226	183	329	219	4,497
The principal amount for undated subordinated liabilities with no redemption option is included within the over 5 years column; interest of £16 million (2022: £16 million) per annum which is payable in respect of those instruments for as long as they remain in issue is not included beyond 5 years.
An analysis of the Group’s total wholesale funding by residual maturity and by currency is set out on page 62.

F-90	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 38: Financial risk management continued
The figures below are presented in timing categories representing the remaining offer periods of lending commitments or remaining coverage periods of financial guarantees, but the Group could be required to lend or pay amounts under those arrangements earlier than the periods presented below. Payment under the significant majority of the Group’s lending commitments and financial guarantee contracts could be required to be made on demand.

	Within 1 year £m	1 to 3 years £m	3 to 5 years £m	Over 5 years £m	Total £m
At 31 December 2023
Acceptances and endorsements	191	–	–	–	191
Other contingent liabilities	1,192	595	183	594	2,564
Total contingent liabilities	1,383	595	183	594	2,755
Lending commitments and guarantees	91,674	16,577	11,591	2,789	122,631
Other commitments	–	38	41	23	102
Total commitments and guarantees	91,674	16,615	11,632	2,812	122,733
Total contingents, commitments and guarantees	93,057	17,210	11,815	3,406	125,488
At 31 December 2022
Acceptances and endorsements	58	–	–	–	58
Other contingent liabilities	1,667	548	181	446	2,842
Total contingent liabilities	1,725	548	181	446	2,900
Lending commitments and guarantees	91,310	8,256	10,780	16,984	127,330
Other commitments	–	–	10	29	39
Total commitments and guarantees	91,310	8,256	10,790	17,013	127,369
Total contingents, commitments and guarantees	93,035	8,804	10,971	17,459	130,269
Capital risk
Capital is actively managed on an ongoing basis for both the Group and its regulated banking subsidiaries, with associated capital policies and procedures subjected to regular review. The Group assesses both its regulatory capital requirements and the quantity and quality of capital resources it holds to meet those requirements in accordance with the relevant provisions of the Capital Requirements Directive (CRD V) and Capital Requirements Regulation (UK CRR). This is supplemented through additional regulation set out under the PRA Rulebook and through associated statements of policy, supervisory statements and other regulatory guidance. Regulatory capital ratios are considered a key part of the budgeting and planning processes and forecast ratios are reviewed by the Group and Ring-Fenced Banks Asset and Liability Committee. Target capital levels take account of current and future regulatory requirements, capacity for growth and to cover uncertainties. Details of the Group’s capital resources are provided in the table marked audited on page 36.
Note 39: Cash flow statement
(A)    Change in operating assets

	2023 £m	2022 £m	2021 £m
Change in amounts due from fellow Lloyds Banking Group undertakings	(24)	(77)	(1)
Change in other financial assets held at amortised cost	9,394	(167)	3,406
Change in financial assets at fair value through profit or loss	(491)	427	(124)
Change in derivative financial instruments	279	(2,877)	1,548
Change in other operating assets	(235)	(206)	345
Change in operating assets	8,923	(2,900)	5,174
(B)    Change in operating liabilities

	2023 £m	2022 £m	2021 £m
Change in deposits from banks	(1,101)	1,295	(2,867)
Change in customer deposits	(4,219)	(3,201)	24,221
Change in repurchase agreements	(10,888)	18,484	1,922
Change in amounts due to fellow Lloyds Banking Group undertakings	(408)	(603)	(806)
Change in financial liabilities at fair value through profit or loss	(138)	(859)	(380)
Change in derivative financial instruments	(1,584)	1,248	(3,585)
Change in debt securities in issue at amortised cost	3,393	332	(10,569)
Change in other operating liabilities[1]	(380)	198	174
Change in operating liabilities	(15,325)	16,894	8,110
1Includes an increase of £329 million (2022: decrease of £150 million; 2021: decrease of £182 million) in respect of lease liabilities.

F-91	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the consolidated financial statements continued
for the year ended 31 December
Note 39: Cash flow statement continued
(C)    Non-cash and other items

	2023 £m	2022 £m	2021 £m
Interest expense on subordinated liabilities	399	377	570
Revaluation of investment properties	1	–	–
Net (credit) charge in respect of defined benefit schemes	(79)	125	236
Depreciation and amortisation	2,851	2,348	2,777
Regulatory and legal provisions	661	225	1,177
Other provision movements	7	(134)	(82)
Allowance for loan losses	335	1,335	(1,085)
Write-off of allowance for loan losses, net of recoveries	(1,113)	(759)	(935)
Impairment charge (credit) relating to undrawn balances	10	111	(231)
Impairment (credit) charge on financial assets at fair value through other comprehensive income	(2)	6	(2)
Foreign exchange impact on balance sheet[1]	273	30	159
Other non-cash items	3,182	(673)	(1,173)
Total non-cash items	6,525	2,991	1,411
Contributions to defined benefit schemes	(1,345)	(2,533)	(1,347)
Payments in respect of regulatory and legal provisions	(362)	(587)	(680)
Other	–	–	(45)
Total other items	(1,707)	(3,120)	(2,072)
Non-cash and other items	4,818	(129)	(661)
1    When considering the movement on each line of the balance sheet, the impact of foreign exchange rate movements is removed in order to show the underlying cash impact.
(D)    Acquisition of Group undertakings and businesses

	2023 £m	2022 £m	2021 £m
Net assets acquired:
Cash and cash equivalents	38	–	–
Intangible assets	182	–	–
Other assets	672	–	–
Deferred tax	(58)	–	–
Other liabilities	(646)	–	–
Goodwill arising on acquisition	143	–	–
Cash consideration	331	–	–
Less cash and cash equivalents acquired	(38)	–	–
Acquisition of and additional investment in joint ventures	–	–	3
Net cash outflow arising from acquisitions of subsidiaries and businesses	293	–	3
(E)    Analysis of cash and cash equivalents as shown in the balance sheet

	2023 £m	2022 £m	2021 £m

Cash and balances at central banks	57,909	72,005	54,279
Less mandatory reserve deposits[1]	(1,740)	(1,935)	(2,007)
	56,169	70,070	52,272
Loans and advances to banks and reverse repurchase agreements	15,186	11,913	7,474
Less amounts with a maturity of three months or more	(4,817)	(6,782)	(3,786)
	10,369	5,131	3,688
Total cash and cash equivalents	66,538	75,201	55,960
1    Mandatory reserve deposits are held with local central banks in accordance with statutory requirements. Where these deposits are not held in demand accounts and are not available to finance the Group’s day-to-day operations they are excluded from cash and cash equivalents.

F-92	Lloyds Bank plc Annual Report on Form 20-F 2023

Additional information
(unaudited)

106	Lloyds Bank plc Annual Report on Form 20-F 2023

Bank balance sheet at 31 December	Additional information (unaudited)

	Note	2023 £m	2022 £m
Assets
Cash and balances at central banks		52,268	66,783
Financial assets at fair value through profit or loss	6	6,255	4,994
Derivative financial instruments	7	7,049	7,793
Loans and advances to banks		8,512	7,984
Loans and advances to customers	8	106,497	113,948
Reverse repurchase agreements		32,751	39,259
Debt securities		10,144	6,471
Due from fellow Lloyds Banking Group undertakings		124,627	119,282
Financial assets at amortised cost		282,531	286,944
Financial assets at fair value through other comprehensive income	6	27,156	22,675
Intangible assets	10	4,150	3,698
Current tax recoverable		12	312
Deferred tax assets	4	3,001	3,556
Investment in subsidiary undertakings	11	31,591	31,197
Retirement benefit assets	3	2,118	2,075
Other assets[1]	12	3,310	3,268
Total assets		419,441	433,295
Liabilities
Deposits from banks		3,380	4,465
Customer deposits		266,907	269,473
Repurchase agreements		7,305	18,380
Due to fellow Lloyds Banking Group undertakings		20,400	20,342
Financial liabilities at fair value through profit or loss	6	10,474	9,244
Derivative financial instruments	7	7,614	10,347
Debt securities in issue at amortised cost	14	41,365	39,819
Other liabilities[1]	15	3,317	3,498
Retirement benefit obligations	3	54	50
Provisions	16	838	744
Subordinated liabilities	17	6,421	5,920
Total liabilities		368,075	382,282
Equity
Share capital	18	1,574	1,574
Share premium account	18	600	600
Other reserves	19	(1,106)	(1,734)
Retained profits[2]	20	45,280	46,305
Shareholders’ equity		46,348	46,745
Other equity instruments	18	5,018	4,268
Total equity		51,366	51,013
Total equity and liabilities		419,441	433,295
1    See note 1 regarding changes to presentation.
2    The Bank recorded a profit after tax for the year of £4,660 million (2022: £3,517 million).

107	Lloyds Bank plc Annual Report on Form 20-F 2023

Bank statement of changes in equity for the year ended 31 December	Additional information (unaudited)

	Attributable to ordinary shareholders
	Share capital and premium £m	Other reserves £m	Retained profits £m	Total £m	Other equity instruments £m	Total £m
At 1 January 2023	2,174	(1,734)	46,305	46,745	4,268	51,013
Comprehensive income
Profit for the year	–	–	4,326	4,326	334	4,660
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(692)	(692)	–	(692)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	–	(120)	–	(120)	–	(120)
Gains and losses attributable to own credit risk, net of tax	–	–	(168)	(168)	–	(168)
Movements in cash flow hedging reserve, net of tax	–	751	–	751	–	751
Movements in foreign currency translation reserve, net of tax	–	(3)	–	(3)	–	(3)
Total other comprehensive income (loss)	–	628	(860)	(232)	–	(232)
Total comprehensive income[1,2]	–	628	3,466	4,094	334	4,428
Transactions with owners
Dividends	–	–	(4,700)	(4,700)	–	(4,700)
Distributions on other equity instruments	–	–	–	–	(334)	(334)
Issue of other equity instruments	–	–	(5)	(5)	750	745
Capital contributions received	–	–	215	215	–	215
Return of capital contributions	–	–	(1)	(1)	–	(1)
Total transactions with owners	–	–	(4,491)	(4,491)	416	(4,075)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	–	–	–	–	–
At 31 December 2023	2,174	(1,106)	45,280	46,348	5,018	51,366
1    No income statement or statement of comprehensive income has been shown for the Bank.
2    Total comprehensive income attributable to owners of the parent was £4,428 million (2022: £90 million; 2021: £3,540 million).

108	Lloyds Bank plc Annual Report on Form 20-F 2023

Bank statement of changes in equity continued for the year ended 31 December	Additional information (unaudited)

	Attributable to ordinary shareholders
	Share capital and premium £m	Other reserves £m	Retained profits £m	Total £m	Other equity instruments £m	Total £m
At 1 January 2021	2,174	1,382	42,677	46,233	5,935	52,168
Comprehensive income
Profit for the year	–	–	3,249	3,249	344	3,593
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	556	556	–	556
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	–	91	–	91	–	91
Equity shares	–	1	–	1	–	1
Gains and losses attributable to own credit risk, net of tax	–	–	(52)	(52)	–	(52)
Movements in cash flow hedging reserve, net of tax	–	(647)	–	(647)	–	(647)
Movements in foreign currency translation reserve, net of tax	–	(2)	–	(2)	–	(2)
Total other comprehensive income	–	(557)	504	(53)	–	(53)
Total comprehensive income[1]	–	(557)	3,753	3,196	344	3,540
Transactions with owners
Dividends	–	–	(2,900)	(2,900)	–	(2,900)
Distributions on other equity instruments	–	–	–	–	(344)	(344)
Issue of other equity instruments	–	–	(1)	(1)	1,550	1,549
Repurchases and redemptions of other equity instruments	–	–	(9)	(9)	(3,217)	(3,226)
Capital contributions received	–	–	164	164	–	164
Return of capital contributions	–	–	(4)	(4)	–	(4)
Total transactions with owners	–	–	(2,750)	(2,750)	(2,011)	(4,761)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	(1)	1	–	–	–
At 31 December 2021	2,174	824	43,681	46,679	4,268	50,947
Comprehensive income
Profit for the year	–	–	3,276	3,276	241	3,517
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(1,232)	(1,232)	–	(1,232)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	–	(109)	–	(109)	–	(109)
Equity shares	–	(1)	–	(1)	–	(1)
Gains and losses attributable to own credit risk, net of tax	–	–	364	364	–	364
Movements in cash flow hedging reserve, net of tax	–	(2,452)	–	(2,452)	–	(2,452)
Movements in foreign currency translation reserve, net of tax	–	3	–	3	–	3
Total other comprehensive income	–	(2,559)	(868)	(3,427)	–	(3,427)
Total comprehensive income[1]	–	(2,559)	2,408	(151)	241	90
Transactions with owners
Distributions on other equity instruments	–	–	–	–	(241)	(241)
Capital contributions received	–	–	221	221	–	221
Return of capital contributions	–	–	(4)	(4)	–	(4)
Total transactions with owners	–	–	217	217	(241)	(24)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	1	(1)	–	–	–
At 31 December 2022	2,174	(1,734)	46,305	46,745	4,268	51,013
1    No income statement or statement of comprehensive income has been shown for the Bank.

109	Lloyds Bank plc Annual Report on Form 20-F 2023

Bank cash flow statement for the year ended 31 December	Additional information (unaudited)

	Note	2023 £m	2022 £m	2021 £m
Cash flows from operating activities
Profit before tax		6,329	4,107	3,301
Adjustments for:
Change in operating assets	25 (A)	8,782	(5,368)	38,804
Change in operating liabilities	25 (B)	(15,938)	22,262	(28,015)
Non-cash and other items	25 (C)	2,422	(2,817)	(2,059)
Net tax paid		(728)	(243)	(11)
Net cash provided by operating activities		867	17,941	12,020
Cash flows from investing activities
Purchase of financial assets		(10,293)	(9,563)	(8,775)
Proceeds from sale and maturity of financial assets		5,286	10,641	7,730
Purchase of fixed assets		(1,731)	(1,674)	(1,255)
Proceeds from sale of fixed assets		11	3	5
Additional capital injections to subsidiaries		(350)	(600)	(11)
Dividends received from subsidiaries		122	1,850	1,391
Distributions on other equity instruments received		191	125	112
Capital repayments and redemptions		–	32	2,576
Disposal of businesses, net of cash disposed		–	5	–
Net cash (used in) provided by investing activities		(6,764)	819	1,773
Cash flows from financing activities
Dividends paid to ordinary shareholders		(4,700)	–	(2,900)
Distributions on other equity instruments		(334)	(241)	(344)
Return of capital contributions		(1)	(4)	(4)
Interest paid on subordinated liabilities		(285)	(290)	(423)
Proceeds from issue of subordinated liabilities		670	837	3,262
Proceeds from issue of other equity instruments		745	–	1,549
Repayment of subordinated liabilities		(92)	(2,156)	(3,049)
Repurchases and redemptions of other equity instruments		–	–	(3,226)
Borrowings from parent company		1,942	1,852	543
Repayments of borrowings to parent company		(931)	–	(4,813)
Interest paid on borrowings from parent company		(210)	(200)	(226)
Net cash used in financing activities		(3,196)	(202)	(9,631)
Effects of exchange rate changes on cash and cash equivalents		–	1	–
Change in cash and cash equivalents		(9,093)	18,559	4,162
Cash and cash equivalents at beginning of year		70,789	52,230	48,068
Cash and cash equivalents at end of year	25 (D)	61,696	70,789	52,230

110	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the Bank financial statements for the year ended 31 December	Additional information (unaudited)
Note 1: Basis of preparation and accounting policies
The financial information of Lloyds Bank plc included on pages 107 to 144 has been prepared on the basis of the measurement and recognition principles of International Financial Reporting Standards. The financial information has been prepared under the historical cost convention, as modified by the revaluation of financial assets measured at fair value through other comprehensive income, certain financial assets and liabilities at fair value through profit or loss and all derivative contracts. The accounting policies of the Bank are the same as those of the Group which are set out in note 2 to the consolidated financial statements. Investments in subsidiaries are carried at historical cost, less any provisions for impairment. Fees payable to the Bank’s auditors by the Group are set out in note 12 to the consolidated financial statements.
Presentational changes
The following changes have been made to the presentation of the Bank’s balance sheet to provide a more relevant analysis of the Bank’s financial position:
•Items in the course of collection from banks are reported within other assets rather than separately on the face of the balance sheet
•Items in the course of transmission to banks are reported within other liabilities rather than separately on the face of the balance sheet
There has been no change in the basis of accounting for any of the underlying transactions. Comparatives for 2022 have been restated.
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
The significant judgements, apart from those involving estimation, made by management in applying the Bank’s accounting policies in these financial statements (critical judgements) and the key sources of estimation uncertainty that may have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year (key sources of estimation uncertainty), which together are considered critical to the Bank’s results and financial position, are as follows:
•Retirement benefit obligations (note 3)
•Fair value of financial instruments (note 16 to the consolidated financial statements)
•Allowance for expected credit losses (note 19 to the consolidated financial statements)
•Regulatory and legal provisions (note 26 to the consolidated financial statements)
Note 3: Retirement benefit obligations

	2023 £m	2022 £m
Amounts recognised in the balance sheet
Retirement benefit assets	2,118	2,075
Retirement benefit obligations	(54)	(50)
Total amounts recognised in the balance sheet	2,064	2,025
The total amounts recognised in the balance sheet relate to:

	2023 £m	2022 £m
Defined benefit pension schemes	2,089	2,046
Other retirement benefit schemes	(25)	(21)
Total amounts recognised in the balance sheet	2,064	2,025
Pension schemes
Defined benefit schemes
(i)    Characteristics of and risks associated with the Bank’s schemes
Note 11 to the consolidated financial statements outlines the characteristics of and risks associated with the Group’s and the Bank’s defined benefit pension schemes; the two significant schemes for the Bank are the Lloyds Bank Pension Scheme No. 1 and the Lloyds Bank Pension Scheme No. 2.
(ii)    Amounts in the financial statements

	2023 £m	2022 £m
Amount included in the balance sheet
Present value of funded obligations	(19,033)	(18,485)
Fair value of scheme assets	21,122	20,531
Net amount recognised in the balance sheet	2,089	2,046

111	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the Bank financial statements continued for the year ended 31 December	Additional information (unaudited)
Note 3: Retirement benefit obligations continued

	2023 £m	2022 £m
Net amount recognised in the balance sheet
At 1 January	2,046	2,384
Net defined benefit pension credit (charge)	53	(53)
Actuarial (losses) gains on defined benefit obligation	(681)	10,027
Return on plan assets	(272)	(11,919)
Employer contributions	944	1,605
Exchange and other adjustments	(1)	2
At 31 December	2,089	2,046

	2023 £m	2022 £m
Movements in the defined benefit obligation
At 1 January	(18,485)	(29,222)
Current service cost	(41)	(82)
Interest expense	(889)	(560)
Remeasurements:
Actuarial gains – demographic assumptions	86	178
Actuarial losses – experience	(560)	(635)
Actuarial (losses) gains – financial assumptions	(207)	10,484
Benefits paid	1,058	1,369
Past service cost	(1)	(2)
Exchange and other adjustments	6	(15)
At 31 December	(19,033)	(18,485)

	2023 £m	2022 £m
Analysis of the defined benefit obligation
Active members	(1,563)	(1,730)
Deferred members	(4,981)	(5,184)
Dependants	(1,116)	(953)
Pensioners	(11,373)	(10,618)
At 31 December	(19,033)	(18,485)

	2023 £m	2022 £m
Changes in the fair value of scheme assets
At 1 January	20,531	31,606
Return on plan assets excluding amounts included in interest income	(272)	(11,919)
Interest income	1,006	612
Employer contributions	944	1,605
Benefits paid	(1,058)	(1,369)
Administrative costs paid	(22)	(21)
Exchange and other adjustments	(7)	17
At 31 December	21,122	20,531

112	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the Bank financial statements continued for the year ended 31 December	Additional information (unaudited)
Note 3: Retirement benefit obligations continued
(iii)    Composition of scheme assets

	2023			2022
	Quoted £m	Unquoted £m	Total £m	Quoted £m	Unquoted £m	Total £m
Debt instruments[1]:
Fixed interest government bonds	3,283	–	3,283	1,527	–	1,527
Index-linked government bonds	8,775	–	8,775	8,527	–	8,527
Corporate and other debt securities	4,531	–	4,531	2,400	–	2,400
	16,589	–	16,589	12,454	–	12,454
Pooled investment vehicles	292	5,591	5,883	267	12,888	13,155
Equity instruments	19	41	60	4	31	35
Money market instruments, cash, derivatives and other assets and liabilities	19	(1,429)	(1,410)	325	(5,438)	(5,113)
At 31 December	16,919	4,203	21,122	13,050	7,481	20,531
1    Of the total debt instruments £15,127 million (2022: £11,077 million) were investment grade (credit ratings equal to or better than ‘BBB’).
The assets of all of the funded plans are held independently of the Bank’s assets in separate trustee-administered funds.
The pension schemes’ pooled investment vehicles comprise:

	2023 £m	2022 £m
Alternative credit funds	1,233	1,433
Bond and debt funds	314	296
Equity funds	1,194	1,022
Hedge and mutual funds	529	161
Infrastructure funds	460	471
Liquidity funds	1,228	8,564
Property funds	925	1,208
At 31 December	5,883	13,155
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
(iv)    Assumptions
Note 11 to the consolidated financial statements includes details of the assumptions used in the valuations of the Group’s and the Bank’s defined benefit pension schemes, including information on anticipated life expectancy.
(v)    Amount, timing and uncertainty of future cash flows
Risk exposure of the defined benefit schemes
Note 11 to the consolidated financial statements includes details of the significant risks faced by the Group and the Bank in relation to their defined benefit schemes.

113	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the Bank financial statements continued for the year ended 31 December	Additional information (unaudited)
Note 3: Retirement benefit obligations continued
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

	Effect of reasonably possible alternative assumptions
	Increase (decrease) in the income statement charge		(Increase) decrease in the net defined benefit pension scheme surplus
	2023 £m	2022 £m	2023 £m	2022 £m
Inflation (including pension increases)[1]:
Increase of 0.1 per cent	7	9	148	167
Decrease of 0.1 per cent	(8)	(8)	(155)	(159)
Discount rate[2]:
Increase of 0.1 per cent	(13)	(15)	(221)	(239)
Decrease of 0.1 per cent	13	15	226	243
Expected life expectancy of members:
Increase of one year	30	26	620	505
Decrease of one year	(31)	(26)	(634)	(517)
1    At 31 December 2023, the assumed rate of RPI inflation is 2.96 per cent and CPI inflation 2.47 per cent (2022: RPI 3.13 per cent and CPI 2.69 per cent).
2    At 31 December 2023, the assumed discount rate is 4.70 per cent (2022: 4.93 per cent).
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
Asset-liability matching strategies
Note 11 to the consolidated financial statements includes a discussion of the measures taken by the Group and the Bank to match scheme assets and liabilities.

114	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the Bank financial statements continued for the year ended 31 December	Additional information (unaudited)
Note 3: Retirement benefit obligations continued
Maturity profile of defined benefit obligation
The following table provides information on the weighted average duration of the defined benefit pension obligation and the distribution and timing of benefit payments:

	2023 Years	2022 Years
Duration of the defined benefit obligation	12	14
Maturity analysis of benefits expected to be paid:

	2023 £m	2022 £m
Within 12 months	1,194	994
Between 1 and 2 years	1,045	1,021
Between 2 and 5 years	3,325	3,217
Between 5 and 10 years	6,048	5,985
Between 10 and 15 years	5,755	5,923
Between 15 and 25 years	10,181	10,706
Between 25 and 35 years	6,984	7,273
Between 35 and 45 years	3,044	3,053
In more than 45 years	554	606
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
Other retirement benefit schemes
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
For the principal post-retirement healthcare scheme, the latest actuarial valuation of the liability was carried out at 31 December 2023 by qualified independent actuaries. The principal assumptions used were as set out in note 11 to the consolidated financial statements.
Movements in the other retirement benefits obligation:

	2023 £m	2022 £m
At 1 January	(21)	(65)
Actuarial (losses) gains	(6)	44
Insurance premiums paid	2	2
Charge for the year	–	(1)
Exchange and other adjustments	–	(1)
At 31 December	(25)	(21)

115	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the Bank financial statements continued for the year ended 31 December	Additional information (unaudited)
Note 4: Tax
Deferred tax
The Bank’s deferred tax assets and liabilities are as follows:

Statutory position	2023 £m	2022 £m	Tax disclosure	2023 £m	2022 £m
Deferred tax assets	3,001	3,556	Deferred tax assets	3,707	4,381
Deferred tax liabilities	–	–	Deferred tax liabilities	(706)	(825)
Net deferred tax asset at 31 December	3,001	3,556	Net deferred tax asset at 31 December	3,001	3,556
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
Movements in deferred tax assets and liabilities (before taking into consideration the offsetting of balances within the same taxing jurisdiction) can be summarised as follows:

Deferred tax assets	Tax losses £m	Property, plant and equipment £m	Provisions £m	Share-based payments £m	Pension liabilities £m	Derivatives £m	Asset revaluations £m	Other temporary differences £m	Total £m
At 1 January 2022	3,190	406	210	10	36	–	–	9	3,861
Credit (charge) to the income statement	(29)	(74)	106	(3)	(16)	(316)	2	16	(314)
Credit (charge) to other comprehensive income	–	–	(155)	–	–	989	–	–	834
At 31 December 2022	3,161	332	161	7	20	673	2	25	4,381
Credit (charge) to the income statement	(271)	(130)	(27)	14	–	–	–	(14)	(428)
Credit (charge) to other comprehensive income	–	–	–	–	–	(292)	46		(246)
At 31 December 2023	2,890	202	134	21	20	381	48	11	3,707

Deferred tax liabilities			Capitalised software enhancements £m		Pension assets £m	Derivatives £m	Asset revaluations[1] £m	Other temporary differences £m	Total £m
At 1 January 2022				(256)	(799)	(316)	(52)	(4)	(1,427)
(Charge) credit to the income statement				110	19	316	(1)	(94)	350
Credit to other comprehensive income				–	199	–	53	–	252
At 31 December 2022				(146)	(581)	–	–	(98)	(825)
(Charge) credit to the income statement				64	(2)	–	–	1	63
(Charge) credit to other comprehensive income				–	(10)	–	–	66	56
At 31 December 2023				(82)	(593)	–	–	(31)	(706)
1    Financial assets at fair value through other comprehensive income.
At 31 December 2023 the Bank carried net deferred tax assets of £3,001 million (2022: £3,556 million) principally relating to tax losses carried forward.
Estimation of income taxes includes the assessment of recoverability of deferred tax assets. Deferred tax assets are only recognised to the extent that they are considered more likely than not to be recoverable based on existing tax laws and forecasts of future taxable profits against which the underlying tax deductions can be utilised. The Bank has recognised a deferred tax asset of £2,890 million (2022: £3,161 million) in respect of trading losses carried forward, and they will be utilised as taxable profits arise in future periods.
Deferred tax not recognised
Deferred tax assets of £118 million (2022: £118 million) have not been recognised in respect of £467 million of UK tax losses and other temporary differences which can only be used to offset future capital gains. UK capital losses can be carried forward indefinitely.
No deferred tax has been recognised in respect of foreign trade losses where it is not more likely than not that we will be able to utilise them in future periods. Of the asset not recognised, £16 million (2022: £16 million) relates to losses that will expire if not used within 20 years, and £5 million (2022: £5 million) relates to losses with no expiry date.
As a result of parent company exemptions on dividends from subsidiaries and on capital gains on disposal there are no significant taxable temporary differences associated with investments in subsidiaries, branches, associates and joint arrangements.

116	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the Bank financial statements continued for the year ended 31 December	Additional information (unaudited)
Note 5: Measurement basis of financial assets and liabilities
The accounting policies in note 2 to the consolidated financial statements describe how different classes of financial instruments are measured, and how income and expenses, including fair value gains and losses, are recognised. The following table analyses the carrying amounts of the financial assets and liabilities by category and by balance sheet heading.

	Derivatives designated as hedging instruments £m	Mandatorily held at fair value through profit or loss		Designated at fair value through profit or loss £m	At fair value through other comprehensive income £m	Held at amortised cost £m	Total £m
At 31 December 2023		Held for trading £m	Other £m
Financial assets
Cash and balances at central banks	–	–	–	–	–	52,268	52,268
Financial assets at fair value through profit or loss	–	–	6,255	–	–	–	6,255
Derivative financial instruments	72	6,977	–	–	–	–	7,049
Loans and advances to banks	–	–	–	–	–	8,512	8,512
Loans and advances to customers	–	–	–	–	–	106,497	106,497
Reverse repurchase agreements	–	–	–	–	–	32,751	32,751
Debt securities	–	–	–	–	–	10,144	10,144
Due from fellow Lloyds Banking Group undertakings	–	–	–	–	–	124,627	124,627
Financial assets at amortised cost	–	–	–	–	–	282,531	282,531
Financial assets at fair value through other comprehensive income	–	–	–	–	27,156	–	27,156
Other	–	–	–	–	–	189	189
Total financial assets	72	6,977	6,255	–	27,156	334,988	375,448
Financial liabilities
Deposits from banks	–	–	–	–	–	3,380	3,380
Customer deposits	–	–	–	–	–	266,907	266,907
Repurchase agreements	–	–	–	–	–	7,305	7,305
Due to fellow Lloyds Banking Group undertakings	–	–	–	–	–	20,400	20,400
Financial liabilities at fair value through profit or loss	–	–	–	10,474	–	–	10,474
Derivative financial instruments	420	7,194	–	–	–	–	7,614
Debt securities in issue at amortised cost	–	–	–	–	–	41,365	41,365
Other	–	–	–	–	–	929	929
Subordinated liabilities	–	–	–	–	–	6,421	6,421
Total financial liabilities	420	7,194	–	10,474	–	346,707	364,795

117	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the Bank financial statements continued for the year ended 31 December	Additional information (unaudited)
Note 5: Measurement basis of financial assets and liabilities continued

	Derivatives designated as hedging instruments £m	Mandatorily held at fair value through profit or loss		Designated at fair value through profit or loss £m	At fair value through other comprehensive income £m	Held at amortised cost £m	Total £m
At 31 December 2022		Held for trading £m	Other £m
Financial assets
Cash and balances at central banks	–	–	–	–	–	66,783	66,783
Financial assets at fair value through profit or loss	–	–	4,994	–	–	–	4,994
Derivative financial instruments	6	7,787	–	–	–	–	7,793
Loans and advances to banks	–	–	–	–	–	7,984	7,984
Loans and advances to customers	–	–	–	–	–	113,948	113,948
Reverse repurchase agreements	–	–	–	–	–	39,259	39,259
Debt securities	–	–	–	–	–	6,471	6,471
Due from fellow Lloyds Banking Group undertakings	–	–	–	–	–	119,282	119,282
Financial assets at amortised cost	–	–	–	–	–	286,944	286,944
Financial assets at fair value through other comprehensive income	–	–	–	–	22,675	–	22,675
Other	–	–	–	–	–	182	182
Total financial assets	6	7,787	4,994	–	22,675	353,909	389,371
Financial liabilities
Deposits from banks	–	–	–	–	–	4,465	4,465
Customer deposits	–	–	–	–	–	269,473	269,473
Repurchase agreements	–	–	–	–	–	18,380	18,380
Due to fellow Lloyds Banking Group undertakings	–	–	–	–	–	20,342	20,342
Financial liabilities at fair value through profit or loss	–	–	–	9,244	–	–	9,244
Derivative financial instruments	498	9,849	–	–	–	–	10,347
Debt securities in issue at amortised cost	–	–	–	–	–	39,819	39,819
Other	–	–	–	–	–	944	944
Subordinated liabilities	–	–	–	–	–	5,920	5,920
Total financial liabilities	498	9,849	–	9,244	–	359,343	378,934

118	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the Bank financial statements continued for the year ended 31 December	Additional information (unaudited)
Note 6: Fair values of financial assets and liabilities
At 31 December 2023, the carrying value of the Bank’s financial instrument assets held at fair value was £40,460 million (2022: £35,462 million), and its financial instrument liabilities held at fair value was £18,088 million (2022: £19,591 million).
(1)    Fair value measurement
Note 16 to the consolidated financial statements outlines the valuation hierarchy into which financial instruments of the Group and the Bank measured at fair value are categorised and discusses valuation methodologies.
(2)    Financial assets and liabilities carried at fair value
(A)    Financial assets (excluding derivatives)
Valuation hierarchy
At 31 December 2023, the Bank’s financial assets (excluding derivatives) carried at fair value totalled £33,411 million (2022: £27,669 million). The table below analyses these financial assets by balance sheet classification, asset type and valuation methodology (level 1, 2 or 3, as described on page F-42). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and 2 during the year.

	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
At 31 December 2023
Financial assets at fair value through profit or loss
Loans and advances to customers	–	801	–	801
Corporate and other debt securities	–	5,450	–	5,450
Equity shares	–	–	4	4
Total financial assets at fair value through profit or loss	–	6,251	4	6,255
Financial assets at fair value through other comprehensive income
Debt securities:
Government securities	13,949	48	–	13,997
Asset-backed securities	–	118	–	118
Corporate and other debt securities	951	12,090	–	13,041
	14,900	12,256	–	27,156
Total financial assets at fair value through other comprehensive income	14,900	12,256	–	27,156
Total financial assets (excluding derivatives) at fair value	14,900	18,507	4	33,411
At 31 December 2022
Financial assets at fair value through profit or loss
Loans and advances to customers	–	798	–	798
Corporate and other debt securities	–	4,192	–	4,192
Equity shares	–	–	4	4
Total financial assets at fair value through profit or loss	–	4,990	4	4,994
Financial assets at fair value through other comprehensive income
Debt securities:
Government securities	10,720	357	–	11,077
Asset-backed securities	–	87	–	87
Corporate and other debt securities	531	10,980	–	11,511
	11,251	11,424	–	22,675
Total financial assets at fair value through other comprehensive income	11,251	11,424	–	22,675
Total financial assets (excluding derivatives) at fair value	11,251	16,414	4	27,669
Movements in level 3 portfolio
The table below analyses movements in level 3 financial assets (excluding derivatives) at fair value, recurring basis.

	2023		2022
	Financial assets at fair value through profit or loss £m	Total level 3 financial assets (excluding derivatives) at fair value, recurring basis £m	Financial assets at fair value through profit or loss £m	Total level 3 financial assets (excluding derivatives) at fair value, recurring basis £m
At 1 January	4	4	37	37
Sales/repayments of customer loans	–	–	(33)	(33)
At 31 December	4	4	4	4

119	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the Bank financial statements continued for the year ended 31 December	Additional information (unaudited)
Note 6: Fair values of financial assets and liabilities continued
(B)    Financial liabilities (excluding derivatives)
Valuation hierarchy
At 31 December 2023, the Bank’s financial liabilities (excluding derivatives) carried at fair value, comprised its financial liabilities at fair value through profit or loss and totalled £10,474 million (2022: £9,244 million). The table below analyses these financial liabilities by balance sheet classification and valuation methodology (level 1, 2 or 3, as described on page F-42). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and 2 during the year.

	2023				2022
	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Debt securities in issue designated at fair value through profit or loss	–	10,474	–	10,474	–	9,244	–	9,244
The amount contractually payable on maturity of the debt securities held at fair value through profit or loss at 31 December 2023 was £10,398 million, which was £76 million lower than the balance sheet carrying value (2022: £11,158 million, which was £1,914 million higher than the balance sheet carrying value). At 31 December 2023 there was a cumulative £90 million decrease in the fair value of these liabilities attributable to changes in credit spread risk; this is determined by reference to the quoted credit spreads of Lloyds Bank plc, the issuing entity within the Group. Of the cumulative amount, an increase of £234 million arose in 2023 and a decrease of £519 million arose in 2022.
(C)    Derivatives
Valuation hierarchy
All of the Bank’s derivative assets and liabilities are carried at fair value. At 31 December 2023, such assets totalled £7,049 million (2022: £7,793 million) and liabilities totalled £7,614 million (2022: £10,347 million). The table below analyses these derivative balances by valuation methodology (level 1, 2 or 3, as described on page F-42). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and level 2 during the year.

	2023				2022
	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Derivative assets	–	7,049	–	7,049	–	7,793	–	7,793
Derivative liabilities	–	(7,603)	(11)	(7,614)	–	(10,334)	(13)	(10,347)
Movements in level 3 portfolio
The table below analyses movements in level 3 derivative assets and liabilities carried at fair value.

	2023		2022
	Derivative assets £m	Derivative liabilities £m	Derivative assets £m	Derivative liabilities £m
At 1 January	–	(13)	16	(31)
Gains recognised in the income statement within other income	–	–	1	26
Purchases (additions)	–	–	–	(9)
(Sales) redemptions	–	2	–	–
Transfers out of the level 3 portfolio	–	–	(17)	1
At 31 December	–	(11)	–	(13)
Gains recognised in the income statement, within other income, relating to the change in fair value of those assets or liabilities held at 31 December	–	–	–	25

120	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the Bank financial statements continued for the year ended 31 December	Additional information (unaudited)
Note 6: Fair values of financial assets and liabilities continued
(3)    Financial assets and liabilities carried at amortised cost
(A)    Financial assets
Valuation hierarchy
The table below analyses the fair values of those financial assets of the Bank which are carried at amortised cost by valuation methodology (level 1, 2 or 3, as described on page F-42). Financial assets carried at amortised cost are mainly classified as level 3 due to significant unobservable inputs used in the valuation models. Where inputs are observable, debt securities are classified as level 1 or 2.

	Carrying value £m	Fair value £m	Valuation hierarchy
			Level 1 £m	Level 2 £m	Level 3 £m
At 31 December 2023
Loans and advances to banks	8,512	8,512	–	–	8,512
Loans and advances to customers	106,497	104,381	–	–	104,381
Reverse repurchase agreements	32,751	32,751	–	32,751	–
Debt securities	10,144	10,012	–	7,692	2,320
Due from fellow Lloyds Banking Group undertakings	124,627	124,627	–	–	124,627
Financial assets at amortised cost	282,531	280,283	–	40,443	239,840
At 31 December 2022
Loans and advances to banks	7,984	7,984	–	–	7,984
Loans and advances to customers	113,948	112,542	–	–	112,542
Reverse repurchase agreements	39,259	39,259	–	39,259	–
Debt securities	6,471	6,479	167	6,312	–
Due from fellow Lloyds Banking Group undertakings	119,282	119,282	–	–	119,282
Financial assets at amortised cost	286,944	285,546	167	45,571	239,808
(B)    Financial liabilities
Valuation hierarchy
The table below analyses the fair values of those financial liabilities of the Bank which are carried at amortised cost by valuation methodology (level 1, 2 or 3, as described on page F-42).

	Carrying value £m	Fair value £m	Valuation hierarchy
			Level 1 £m	Level 2 £m	Level 3 £m
At 31 December 2023
Deposits from banks	3,380	3,380	–	3,380	–
Customer deposits	266,907	267,176	–	267,176	–
Repurchase agreements	7,305	7,305	–	7,305	–
Due to fellow Lloyds Banking Group undertakings	20,400	20,400	–	20,400	–
Debt securities in issue at amortised cost	41,365	41,069	–	41,069	–
Subordinated liabilities	6,421	6,529	–	6,529	–
At 31 December 2022
Deposits from banks	4,465	4,465	–	4,465	–
Customer deposits	269,473	269,316	–	269,316	–
Repurchase agreements	18,380	18,380	–	18,380	–
Due to fellow Lloyds Banking Group undertakings	20,342	20,342	–	20,342	–
Debt securities in issue at amortised cost	39,819	39,594	–	39,594	–
Subordinated liabilities	5,920	5,974	–	5,974	–
(4)    Reclassifications of financial assets
There have been no reclassifications of financial assets in 2022 or 2023.

121	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the Bank financial statements continued for the year ended 31 December	Additional information (unaudited)
Note 7: Derivative financial instruments
Note 17 to the consolidated financial statements includes a discussion of the types of derivatives held by the Group and the Bank and the strategies for doing so.
The fair values and notional amounts of derivative instruments are set out in the following table:

	2023			2022
	Contract/ notional amount £m	Fair value		Contract/ notional amount £m	Fair value
		Assets £m	Liabilities £m		Assets £m	Liabilities £m
Trading and other
Exchange rate contracts	100,473	1,032	723	118,237	1,852	2,080
Interest rate contracts	1,361,789	5,939	6,407	1,455,752	5,876	7,742
Credit derivatives	3,106	6	64	3,323	58	27
Equity and other contracts	–	–	–	1	1	–
Total derivative assets/liabilities - trading and other	1,465,368	6,977	7,194	1,577,313	7,787	9,849
Hedging
Derivatives designated as fair value hedges	55,395	72	413	50,460	1	497
Derivatives designated as cash flow hedges	98,166	–	7	47,706	5	1
Total derivative assets/liabilities - hedging	153,561	72	420	98,166	6	498
Total recognised derivative assets/liabilities	1,618,929	7,049	7,614	1,675,479	7,793	10,347

122	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the Bank financial statements continued for the year ended 31 December	Additional information (unaudited)
Note 7: Derivative financial instruments continued
Details of the Bank’s hedging instruments are set out below:

	Maturity
At 31 December 2023	Up to 1 month £m	1 to 3 months £m	3 to 12 months £m	1 to 5 years £m	Over 5 years £m	Total £m
Fair value hedges
Interest rate
Cross currency swap
Notional	–	–	–	–	35	35
Average fixed interest rate	–	–	–	–	1.28%
Average EUR/GBP exchange rate	–	–	–	–	1.38
Interest rate swap
Notional	133	1,200	3,554	26,405	24,068	55,360
Average fixed interest rate	1.55%	0.40%	1.88%	1.96%	1.75%
Cash flow hedges
Foreign exchange
Currency swap
Notional	5	20	227	6	–	258
Average USD/GBP exchange rate	1.25	1.27	1.24	1.20	–
Interest rate
Interest rate swap
Notional	1,000	33	4,208	47,132	45,535	97,908
Average fixed interest rate	0.92%	4.66%	1.49%	2.58%	2.27%

	Maturity
At 31 December 2022	Up to 1 month £m	1 to 3 months £m	3 to 12 months £m	1 to 5 years £m	Over 5 years £m	Total £m
Fair value hedges
Interest rate
Cross currency swap
Notional	–	–	–	–	35	35
Average fixed interest rate	–	–	–	–	1.28%
Average EUR/GBP exchange rate	–	–	–	–	1.38
Interest rate swap
Notional	796	486	4,314	23,553	21,276	50,425
Average fixed interest rate	3.20%	2.15%	0.66%	1.90%	1.43%
Cash flow hedges
Foreign exchange
Currency swap
Notional	–	21	52	12	–	85
Average USD/GBP exchange rate	1.22	1.23	1.28	1.27	–
Interest rate
Interest rate swap
Notional	15	9,549	91	17,008	20,958	47,621
Average fixed interest rate	3.29%	1.62%	3.74%	1.39%	1.09%

123	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the Bank financial statements continued for the year ended 31 December	Additional information (unaudited)
Note 7: Derivative financial instruments continued
The carrying amounts of the Bank’s hedging instruments are as follows:

	Carrying amount of the hedging instrument
At 31 December 2023	Contract/ notional amount £m	Assets £m	Liabilities £m	Changes in fair value used for calculating hedge ineffectiveness £m
Fair value hedges
Interest rate
Currency swaps	35	3	–	2
Interest rate swaps	55,360	69	413	(414)
Cash flow hedges
Foreign exchange
Currency swaps	258	–	7	(4)
Interest rate
Interest rate swaps	97,908	–	–	1,284

	Carrying amount of the hedging instrument
At 31 December 2022	Contract/ notional amount £m	Assets £m	Liabilities £m	Changes in fair value used for calculating hedge ineffectiveness £m
Fair value hedges
Interest rate
Currency swaps	35	1	–	(2)
Interest rate swaps	50,425	–	497	(76)
Cash flow hedges
Foreign exchange
Currency swaps	85	5	1	26
Interest rate
Interest rate swaps	47,621	–	–	(2,688)
All amounts are held within derivative financial instruments.

124	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the Bank financial statements continued for the year ended 31 December	Additional information (unaudited)
Note 7: Derivative financial instruments continued
The Bank’s hedged items are as follows:

	Carrying amount of the hedged item		Accumulated amount of fair value adjustment on the hedged item		Change in fair value of hedged item for ineffectiveness assessment £m	Cash flow hedging reserve
						Continuing hedges £m	Discontinued hedges £m
At 31 December 2023	Assets £m	Liabilities £m	Assets £m	Liabilities £m
Fair value hedges
Interest rate
Fixed rate issuance[1]	–	24,449	–	1,599	(551)
Fixed rate bonds[2]	24,146	–	(331)	–	962
Cash flow hedges
Foreign exchange
Foreign currency issuance[1]					4	(11)	17
Interest rate
Customer loans[3]					(1,247)	238	(586)
Central bank balances[4]					(390)	(5)	(856)
Customer deposits[5]					434	(300)	141

	Carrying amount of the hedged item		Accumulated amount of fair value adjustment on the hedged item		Change in fair value of hedged item for ineffectiveness assessment £m	Cash flow hedging reserve
						Continuing hedges £m	Discontinued hedges £m
At 31 December 2022	Assets £m	Liabilities £m	Assets £m	Liabilities £m
Fair value hedges
Interest rate
Fixed rate issuance[1]	–	22,971	–	2,353	2,359
Fixed rate bonds[2]	19,259	–	(1,549)	–	(2,326)
Cash flow hedges
Foreign exchange
Foreign currency issuance[1]					(26)	(1)	15
Interest rate
Customer loans[3]					1,490	(868)	(246)
Central bank balances[4]					1,347	(436)	(904)
Customer deposits[5]					(54)	59	(24)
1Included within debt securities in issue at amortised cost.
2Included within financial assets at amortised cost and financial assets at fair value through other comprehensive income.
3Included within loans and advances to customers.
4Included within cash and balances at central banks.
5Included within customer deposits.
The accumulated amount of fair value hedge adjustments remaining in the balance sheet for hedged items that have ceased to be adjusted for hedging gains and losses is an asset of £28 million (2022: asset of £69 million) relating to fixed rate issuances.

125	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the Bank financial statements continued for the year ended 31 December	Additional information (unaudited)
Note 7: Derivative financial instruments continued
Gains and losses arising from hedge accounting are summarised as follows:

	Gain (loss) recognised in other comprehensive income £m	Hedge ineffectiveness recognised in the income statement[1] £m	Amounts reclassified from reserves to income statement as:
At 31 December 2023			Hedged cash flows will no longer occur £m	Hedged item affected income statement £m	Income statement line item that includes reclassified amount
Fair value hedges
Interest rate
Fixed rate issuance		(15)
Fixed rate bonds		14
Cash flow hedges
Foreign exchange
Foreign currency issuance	(5)	–	–	(1)	Interest expense
Interest rate
Customer loans	700	23	–	65	Interest income
Central bank balances	319	11	–	159	Interest income
Customer deposits	(224)	(7)	–	30	Interest expense

	Gain (loss) recognised in other comprehensive income £m	Hedge ineffectiveness recognised in the income statement[1] £m	Amounts reclassified from reserves to income statement as:
At 31 December 2022			Hedged cash flows will no longer occur £m	Hedged item affected income statement £m	Income statement line item that includes reclassified amount
Fair value hedges
Interest rate
Fixed rate issuance		(31)
Fixed rate bonds		(14)
Cash flow hedges
Foreign exchange
Foreign currency issuance	26	–	–	1	Interest expense
Interest rate
Customer loans	(1,848)	(36)	–	(162)	Interest income
Central bank balances	(1,354)	–	–	(196)	Interest income
Customer deposits	87	4	–	5	Interest expense
1Hedge ineffectiveness is included in the income statement within net trading income.
In 2023 and 2022 there were no gains or losses reclassified from the cash flow hedging reserve for which hedge accounting had previously been used but for which the hedged future cash flows are no longer expected to occur.
At 31 December 2023 £5,987 million of total recognised derivative assets of and £9,940 million of total recognised derivative liabilities of (2022: £6,933 million of assets and £8,926 million of liabilities) had a contractual residual maturity of greater than one year.

126	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the Bank financial statements continued for the year ended 31 December	Additional information (unaudited)
Note 8: Loans and advances to customers

	Gross carrying amount				Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
At 1 January 2023	94,852	17,516	2,952	115,320	293	698	381	1,372
Exchange and other adjustments[1]	(327)	1	(6)	(332)	(5)	–	(11)	(16)
Transfers to Stage 1	4,867	(4,842)	(25)	–	160	(156)	(4)	–
Transfers to Stage 2	(4,794)	4,964	(170)	–	(21)	40	(19)	–
Transfers to Stage 3	(515)	(872)	1,387	–	(6)	(84)	90	–
Impact of transfers between stages	(442)	(750)	1,192	–	(112)	162	94	144
					21	(38)	161	144
Other changes in credit quality					21	(10)	380	391
Additions and repayments	(494)	(2,727)	(677)	(3,898)	32	(44)	(29)	(41)
Charge (credit) to the income statement					74	(92)	512	494
Disposals and derecognition[2]	(2,482)	(345)	(28)	(2,855)	(53)	(42)	(17)	(112)
Advances written off			(465)	(465)			(465)	(465)
Recoveries of advances written off in previous years			22	22			22	22
At 31 December 2023	91,107	13,695	2,990	107,792	309	564	422	1,295
Allowance for impairment losses	(309)	(564)	(422)	(1,295)
Net carrying amount	90,798	13,131	2,568	106,497
Drawn ECL coverage[3] (%)	0.3	4.1	14.1	1.2
1Exchange and other adjustments includes the impact of movements in exchange rates, discount unwind and derecognising assets as a result of modifications.
2    Relates to the securitisation of Retail unsecured loans.
3    Allowance for expected credit losses on loans and advances to customers as a percentage of gross loans and advances to customers.

	Gross carrying amount				Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
At 1 January 2022	103,110	12,084	2,698	117,892	358	404	414	1,176
Exchange and other adjustments[1]	476	(4)	(23)	449	–	–	(11)	(11)
Transfers to Stage 1	3,024	(2,998)	(26)	–	81	(76)	(5)	–
Transfers to Stage 2	(9,988)	10,187	(199)	–	(24)	47	(23)	–
Transfers to Stage 3	(645)	(893)	1,538	–	(4)	(52)	56	–
Impact of transfers between stages	(7,609)	6,296	1,313	–	(55)	242	81	268
					(2)	161	109	268
Other changes in credit quality					(120)	56	234	170
Additions and repayments	(1,125)	(860)	(690)	(2,675)	57	77	(19)	115
(Credit) charge to the income statement					(65)	294	324	553
Advances written off			(390)	(390)			(390)	(390)
Recoveries of advances written off in previous years			44	44			44	44
At 31 December 2022	94,852	17,516	2,952	115,320	293	698	381	1,372
Allowance for impairment losses	(293)	(698)	(381)	(1,372)
Net carrying amount	94,559	16,818	2,571	113,948
Drawn ECL coverage[2] (%)	0.3	4.0	12.9	1.2
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
The Group’s impairment charge comprises impact of transfers between stages, other changes in credit quality and additions and repayments.
Advances written off have first been transferred to Stage 3 and then acquired a full allowance through other changes in credit quality.
Recoveries of advances written off in previous years are shown at the full recovered value, with a corresponding entry in repayments and release of allowance through other changes in credit quality.
At 31 December 2023 £73,466 million (2022: £89,440 million) of loans and advances to customers had a contractual residual maturity of greater than one year.

127	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the Bank financial statements continued for the year ended 31 December	Additional information (unaudited)
Note 9: Finance leases receivables
The Bank’s finance lease receivables are classified as loans and advances to customers and accounted for at amortised cost. These balances are analysed as follows:

	2023 £m	2022 £m
Not later than 1 year	1,812	2,276
Later than 1 year and not later than 2 years	810	203
Later than 2 years and not later than 3 years	455	446
Later than 3 years and not later than 4 years	170	127
Later than 4 years and not later than 5 years	56	60
Later than 5 years	19	9
Gross investment	3,322	3,121
Unearned future finance income	(251)	(52)
Rentals received in advance	–	(99)
Net investment	3,071	2,970
The net investment represents amounts recoverable as follows:

	2023 £m	2022 £m
Not later than 1 year	1,601	2,162
Later than 1 year and not later than 2 years	786	188
Later than 2 years and not later than 3 years	442	435
Later than 3 years and not later than 4 years	168	121
Later than 4 years and not later than 5 years	55	55
Later than 5 years	19	9
Net investment	3,071	2,970
Equipment leased to customers under finance leases relates to structured financing transactions to fund the purchase of property, plant and equipment, motor vehicles, office equipment and other items. There was an allowance for hire purchase receivables included in the allowance for impairment losses of £29 million (2022: £21 million).
Note 10: Intangible assets

Capitalised software enhancements £m
Cost:
At 1 January 2022	5,696
Additions	1,335
Disposals and write-offs	(152)
At 31 December 2022	6,879
Exchange and other adjustments	1
Additions	1,381
Disposals	(223)
At 31 December 2023	8,038
Accumulated amortisation:
At 1 January 2022	2,600
Exchange and other adjustments	(9)
Charge for the year	742
Disposals and write-offs	(152)
At 31 December 2022	3,181
Charge for the year	930
Disposals	(223)
At 31 December 2023	3,888
Balance sheet amount at 31 December 2023	4,150
Balance sheet amount at 31 December 2022	3,698

128	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the Bank financial statements continued for the year ended 31 December	Additional information (unaudited)
Note 11: Investment in subsidiary undertakings

	2023 £m	2022 £m
At 1 January	31,197	30,588
Additions and capital injections	350	–
Capital contributions	44	1,875
Capital repayments	–	(32)
Disposals	–	(1,234)
At 31 December	31,591	31,197
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
Note 12: Other assets

	2023 £m	2022[1] £m
Property, plant and equipment:
Premises	504	466
Equipment	987	1,121
Right-of-use assets (note 13)	603	626
	2,094	2,213
Settlement balances and items in the course of collection from banks	219	234
Prepayments	735	575
Other assets	262	246
Total other assets	3,310	3,268
1    See note 1 regarding changes to presentation.
Note 13: Lessee disclosures
The table below sets out the movement in the Bank’s right-of-use assets, which are primarily in respect of premises, and are recognised within other assets (note 12).

	2023 £m	2022 £m
At 1 January	626	690
Exchange and other adjustments	7	–
Additions	108	80
Disposals	(11)	(12)
Depreciation charge for the year	(127)	(132)
At 31 December	603	626
The Bank’s lease liabilities are recognised within other liabilities (note 15). The maturity analysis of the Bank’s lease liabilities on an undiscounted basis is set out in the liquidity risk section of note 24. The total cash outflow for leases in the year ended 31 December 2023 was £108 million (2022: £107 million).
Note 14: Debt securities in issue

	2023			2022
	At fair value through profit or loss £m	At amortised cost £m	Total £m	At fair value through profit or loss £m	At amortised cost £m	Total £m
Senior unsecured notes issued	10,474	16,896	27,370	9,244	16,683	25,927
Covered bonds	–	13,616	13,616	–	13,485	13,485
Certificates of deposit issued	–	3,096	3,096	–	1,607	1,607
Securitisation notes	–	658	658	–	278	278
Commercial paper	–	7,099	7,099	–	7,766	7,766
Total debt securities in issue	10,474	41,365	51,839	9,244	39,819	49,063
At 31 December 2023 £22,859 million (2022: £23,301 million) of debt securities in issue at amortised cost had a contractual residual maturity of greater than one year.

129	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the Bank financial statements continued for the year ended 31 December	Additional information (unaudited)
Note 15: Other liabilities

	2023 £m	2022[1] £m
Settlement balances and items in the course of transmission to banks	350	297
Lease liabilities	681	706
Other creditors and accruals	2,286	2,495
Total other liabilities	3,317	3,498
1    See note 1 regarding changes to presentation.
The maturity analysis of the Bank’s lease liabilities on an undiscounted basis is set out in the liquidity risk section of note 24.
Note 16: Provisions

	Provisions for financial commitments and guarantees £m	Regulatory and legal provisions £m	Other £m	Total £m
At 1 January 2023	186	140	418	744
Exchange and other adjustments	1	–	(3)	(2)
Provisions applied	–	(131)	(260)	(391)
Charge for the year	(4)	247	244	487
At 31 December 2023	183	256	399	838
Note 26 to the consolidated financial statements outlines the significant provisions of the Group and the Bank.
Note 17: Subordinated liabilities

	Preferred securities £m	Undated £m	Dated £m	Total £m
At 1 January 2022	1,626	102	6,179	7,907
Issued in the year[1]:
8.133% Dated Subordinated Fixed Rate Reset notes 2033 (US$1,000 million)	–	–	837	837
Repurchases and redemptions during the year[1]:
12% Fixed to Floating Rate Perpetual Tier 1 Capital Securities callable 2024 (US$2,000 million)	(1,399)	–	–	(1,399)
13% Sterling Step-up Perpetual Capital Securities callable 2029 (£700 million)	(221)	–	–	(221)
7.625% Dated Subordinated Notes 2025 (£750 million)	–	–	(502)	(502)
	(1,620)	–	(502)	(2,122)
Foreign exchange movements	(6)	–	445	439
Other movements (cash and non-cash)	–	–	(1,141)	(1,141)
At 31 December 2022	–	102	5,818	5,920
Issued in the year[1]:
5.25% Fixed Rate Reset Dated Subordinated Notes 2033 (S$500 million)	–	–	288	288
Fixed-to-Floating Rate Dated Subordinated Notes 2033 (A$750 million)	–	–	382	382
	–	–	670	670
Repurchases and redemptions during the year[1]:
9.625% Subordinated Bonds 2023 (£300 million)	–	–	(92)	(92)
8% Undated Subordinated Step-up Notes 2023 (£200 million)	–	–	–	–
	–	–	(92)	(92)
Foreign exchange movements	–	–	(244)	(244)
Other movements (cash and non-cash)	–	–	167	167
At 31 December 2023	–	102	6,319	6,421
1Issuances in the year generated cash inflows of £670 million (2022: £837 million); the repurchases and redemptions resulted in cash outflows of £92 million (2022: £2,156 million).
2    Other movements include hedge accounting movements and cash payments in respect of interest on subordinated liabilities in the year amounting to £285 million (2022: £290 million) offset by the interest expense in respect of subordinated liabilities of £329 million (2022: £300 million).
Certain of the above securities were issued or redeemed under exchange offers, which did not result in an extinguishment of the original financial liability for accounting purposes.
These securities will, in the event of the winding-up of the issuer, be subordinated to the claims of depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities. The subordination of specific subordinated liabilities is determined in respect of the issuer and any guarantors of that liability. The claims of holders of preference shares and preferred securities are generally junior to those of the holders of undated subordinated liabilities, which in turn are junior to the claims of holders of the dated subordinated liabilities. The Bank has not had any defaults of principal, interest or other breaches with respect to its subordinated liabilities during 2023 (2022: none).
Preference shares
The Bank has in issue one class of preference shares which are classified as liabilities under accounting standards.

130	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the Bank financial statements continued for the year ended 31 December	Additional information (unaudited)
Note 18: Share capital and other equity instruments
Details of the Bank’s share capital and other equity instruments are provided in notes 28 and 31 to the consolidated financial statements.
Note 19: Other reserves

	2023 £m	2022 £m	2021 £m
Revaluation reserve in respect of debt securities held at fair value through other comprehensive income	(124)	(4)	105
Revaluation reserve in respect of equity shares held at fair value through other comprehensive income	–	–	–
Cash flow hedging reserve	(981)	(1,732)	720
Foreign currency translation reserve	(1)	2	(1)
At 31 December	(1,106)	(1,734)	824
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
Movements in other reserves were as follows:

Revaluation reserve in respect of debt securities held at fair value through other comprehensive income	2023 £m	2022 £m	2021 £m
At 1 January	(4)	105	14
Change in fair value	(39)	(50)	139
Deferred tax	11	23	(47)
Current tax	–	–	–
	(28)	(27)	92
Income statement transfers in respect of disposals	(123)	(118)	(2)
Deferred tax	35	30	–
	(88)	(88)	(2)
Impairment recognised in the income statement	(4)	6	1
At 31 December	(124)	(4)	105

Revaluation reserve in respect of equity shares held at fair value through other comprehensive income	2023 £m	2022 £m	2021 £m
At 1 January	–	–	–
Change in fair value	–	–	–
Deferred tax	–	(1)	1
	–	(1)	1
Realised gains and losses transferred to retained profits	–	–	–
Deferred tax	–	1	(1)
	–	1	(1)
At 31 December	–	–	–

Cash flow hedging reserve	2023 £m	2022 £m	2021 £m
At 1 January	(1,732)	720	1,367
Change in fair value of hedging derivatives	790	(3,089)	(438)
Deferred tax	(222)	894	82
	568	(2,195)	(356)
Net income statement transfers	253	(352)	(399)
Deferred tax	(70)	95	108
	183	(257)	(291)
At 31 December	(981)	(1,732)	720

131	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the Bank financial statements continued for the year ended 31 December	Additional information (unaudited)
Note 19: Other reserves continued

Foreign currency translation reserve	2023 £m	2022 £m	2021 £m
At 1 January	2	(1)	1
Currency translation differences arising in the year	(3)	3	(2)
At 31 December	(1)	2	(1)
Note 20: Retained profits

	2023 £m	2022 £m	2021 £m
At 1 January	46,305	43,681	42,677
Profit attributable to ordinary shareholders (see below)	4,326	3,276	3,249
Post-retirement defined benefit scheme remeasurements	(692)	(1,232)	556
Gains and losses attributable to own credit risk (net of tax)	(168)	364	(52)
Dividends paid[1]	(4,700)	–	(2,900)
Issue costs of other equity instruments (net of tax)	(5)	–	(1)
Repurchases and redemptions of other equity instruments	–	–	(9)
Capital contributions received	215	221	164
Return of capital contributions	(1)	(4)	(4)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	(1)	1
At 31 December	45,280	46,305	43,681
1    Details of the Bank’s dividends are as set out in note 32 to the consolidated financial statements.
The profit after tax of the Bank was arrived at as follows:

	2023 £m	2022 £m	2021 £m
Net interest income	10,526	7,605	4,606
Net fee and commission income	914	800	848
Dividends received	122	1,850	1,391
Net trading and other operating income	2,151	1,027	1,956
Other income	3,187	3,677	4,195
Total income	13,713	11,282	8,801
Operating expenses	(6,947)	(6,430)	(6,273)
Impairment (charge) credit	(437)	(745)	773
Profit before tax	6,329	4,107	3,301
Tax (expense) credit	(1,669)	(590)	292
Profit for the year	4,660	3,517	3,593

Profit attributable to ordinary shareholders	4,326	3,276	3,249
Profit attributable to other equity holders	334	241	344
Profit for the year	4,660	3,517	3,593

132	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the Bank financial statements continued for the year ended 31 December	Additional information (unaudited)
Note 21: Related party transactions
Key management personnel
The key management personnel of the Group and the Bank are the same. The relevant disclosures are given in note 33 to the consolidated financial statements.
Balances and transactions with fellow Lloyds Banking Group undertakings
Balances and transactions between members of the Lloyds Bank Group
The Bank, as a result of its position as parent of a banking group, has a large number of transactions with various of its subsidiary undertakings; these are included on the balance sheet of the Bank as follows:

	2023 £m	2022 £m
Assets, included within:
Financial assets at fair value through profit or loss	5,450	4,192
Derivative financial instruments	4,442	4,566
Financial assets at amortised cost: due from fellow Lloyds Banking Group undertakings	124,177	118,689
	134,069	127,447
Liabilities, included within:
Due to fellow Lloyds Banking Group undertakings	17,693	17,891
Derivative financial instruments	3,855	5,076
Debt securities in issue at amortised cost	97	79
	21,645	23,046
Due to the size and volume of transactions passing through these accounts, it is neither practical nor meaningful to disclose information on gross inflows and outflows. During 2023 the Bank earned interest income on the above asset balances of £6,706 million (2022: £3,423 million; 2021: £1,933 million) and incurred interest expense on the above liability balances of £1,695 million (2022: £787 million; 2021: £327 million).
In addition, the Bank raised recharges of £2,089 million (2022: £2,099 million; 2021: £1,609 million) on its subsidiaries in respect of costs incurred and also received fees of £24 million (2022: £22 million; 2021: £70 million), and paid fees of £15 million (2022: £6 million; 2021: £31 million), for various services provided between the Bank and its subsidiaries.
Details of intercompany recharges recognised within other operating income are given in note 8 and details of contingent liabilities and commitments entered into on behalf of fellow Lloyds Banking Group undertakings are given in note 34.
Balances and transactions with Lloyds Banking Group plc and fellow subsidiaries of the Bank
The Bank has balances due to and from the Bank’s parent company, Lloyds Banking Group plc and fellow subsidiaries of the Bank. These are included on the balance sheet as follows:

	2023 £m	2022 £m
Assets, included within:
Derivative financial instruments	1,136	1,120
Financial assets at amortised cost: due from fellow Lloyds Banking Group undertakings	450	593
	1,586	1,713
Liabilities, included within:
Due to fellow Lloyds Banking Group undertakings	2,707	2,451
Financial liabilities at fair value through profit or loss	5,242	4,112
Derivative financial instruments	890	1,033
Debt securities in issue at amortised cost	12,903	13,380
Subordinated liabilities	7,035	6,618
	28,777	27,594
These balances include Lloyds Banking Group plc’s banking arrangements and, due to the size and volume of transactions passing through these accounts, it is neither practical nor meaningful to disclose information on gross inflows and outflows. During 2023 the Bank earned £9 million interest income on the above asset balances (2022: £11 million; 2021: £11 million) and the Bank incurred £830 million interest expense on the above liability balances (2022: £570 million; 2021: £468 million).
Other related party transactions
Related party information in respect of other related party transactions is given in note 33 to the consolidated financial statements.

133	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the Bank financial statements continued for the year ended 31 December	Additional information (unaudited)
Note 22: Contingent liabilities, commitments and guarantees
Note 34 to the consolidated financial statements outlines the significant contingent liabilities of the Group and the Bank, other than those arising from the banking business which are detailed below.
Contingent liabilities, commitments and guarantees arising from the banking business
At 31 December 2023 contingent liabilities, such as performance bonds and letters of credit, arising from the banking business were £2,645 million (2022: £2,803 million), of which £nil (2022: £nil) was incurred on behalf of fellow Lloyds Banking Group undertakings. The contingent liabilities of the Bank arise in the normal course of its banking business and it is not practicable to quantify their future financial effect. Total commitments and guarantees were £61,198 million (2022: £60,749 million), of which £3,090 million (2022: £3,141 million) was incurred on behalf of fellow Lloyds Banking Group undertakings. Of the amounts shown above in respect of undrawn formal standby facilities, credit lines and other commitments to lend, £35,575 million (2022: £34,788 million) was irrevocable.
Note 23: Transfers of financial assets
Continuing involvement in financial assets that have been derecognised
The Bank has derecognised financial assets in their entirety following transactions with securitisation vehicles, as detailed in note 35 to the consolidated financial statements. The Bank’s continuing involvement largely arises from funding provided to the vehicles through the purchase of issued notes. The majority of these notes are recognised as debt securities held at amortised cost, with the remaining notes held by the Bank recognised at fair value through profit or loss. The carrying amount of these interests and the maximum exposure to loss is included in note 35 to the consolidated financial statements. At 31 December 2023 the fair value of the retained notes was £2,325 million. The income from the Bank’s interest in these structures for the year ended 31 December 2023 and cumulatively for the lifetime was £10 million.
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
The table below sets out the carrying values of the transferred assets and the associated liabilities. For repurchase and securities lending transactions, the associated liabilities represent the Bank’s obligation to repurchase the transferred assets. The liabilities shown in the table below have recourse to the transferred assets.

	2023		2022
	Assets £m	Liabilities £m	Assets £m	Liabilities £m
Repurchase and securities lending transactions
Debt securities held at amortised cost	1,401	–	1,162	–
Financial assets at fair value through other comprehensive income	10,332	4,761	11,552	6,052
Securitisation programmes
Financial assets at amortised cost:
Loans and advances to customers[1]	–	561	3,366	278
1The carrying value of transferred assets for the Bank includes amounts relating to assets transferred to structured entities which are fully consolidated into the Group. The liabilities associated with such assets are issued by the structured entities.
Note 24: Financial risk management
Market risk
(A)    Interest rate risk
Note 38 to the consolidated financial statements outlines the nature of the interest rate risk to which the Group and the Bank are exposed and how this is managed.
At 31 December 2023 the aggregate notional principal of interest rate and other swaps (predominantly interest rate) designated as fair value hedges was £55,360 million (2022: £50,425 million) with a net fair value liability of £344 million (2022: liability of £497 million) (note 7). The losses on the hedging instruments were £412 million (2022: losses of £78 million). The gains on the hedged items attributable to the hedged risk were £411 million (2022: gains of £33 million). The gains and losses relating to the fair value hedges are recorded in net trading income.
The notional principal of the interest rate swaps designated as cash flow hedges at 31 December 2023 was £97,908 million (2022: £47,621 million) with a net fair value liability of £nil (2022: £nil) (note 7). In 2023, ineffectiveness recognised in the income statement that arises from cash flow hedges was a gain of £27 million (2022: loss of £32 million).
Interest rate benchmark reform
Note 38 to the consolidated financial statements outlines the steps that the Group and the Bank are taking to manage the transition to alternative benchmark rates.
(B)    Foreign exchange risk
Note 38 to the consolidated financial statements outlines the nature of the foreign exchange risk to which the Group and the Bank are exposed and the steps taken to manage this.

134	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the Bank financial statements continued for the year ended 31 December	Additional information (unaudited)
Note 24: Financial risk management continued
Credit risk
(A)    Maximum credit exposure
The maximum credit risk exposure of the Bank in the event of other parties failing to perform their obligations is detailed below. No account is taken of any collateral held and the maximum exposure to loss is considered to be the balance sheet carrying amount or, for non-derivative off-balance sheet transactions and financial guarantees, their contractual nominal amounts.

	2023			2022
	Maximum exposure £m	Offset[1] £m	Net exposure £m	Maximum exposure £m	Offset[1] £m	Net exposure £m
Financial assets at fair value through profit or loss[2]	6,251	–	6,251	4,990	–	4,990
Derivative financial instruments	7,049	(1,070)	5,979	7,793	(1,657)	6,136
Financial assets at amortised cost, net[3]
Loans and advances to banks, net[3]	8,512	–	8,512	7,984	–	7,984
Loans and advances to customers, net[3]	106,497	(1,602)	104,895	113,948	(1,577)	112,371
Reverse repurchase agreements, net[3]	32,751	–	32,751	39,259	–	39,259
Debt securities, net[3]	10,144	–	10,144	6,471	–	6,471
	157,904	(1,602)	156,302	167,662	(1,577)	166,085
Financial assets at fair value through other comprehensive income	27,156	–	27,156	22,675	–	22,675
Off-balance sheet items:
Acceptances and endorsements	191	–	191	58	–	58
Other items serving as direct credit substitutes	285	–	285	779	–	779
Performance bonds, including letters of credit, and other transaction-related contingencies	2,169	–	2,169	1,966	–	1,966
Irrevocable commitments and guarantees	35,575	–	35,575	34,788	–	34,788
	38,220	–	38,220	37,591	–	37,591
	236,580	(2,672)	233,908	240,711	(3,234)	237,477
1    Offset items comprise deposit amounts available for offset and amounts available for offset under master netting arrangements that do not meet the criteria under IAS 32 to enable loans and advances and derivative assets respectively to be presented net of these balances in the financial statements.
2    Excluding equity shares.
3    Amounts shown net of related impairment allowances.
(B)    Concentrations of exposure
Note 38 to the consolidated financial statements includes a discussion of how the Group and the Bank manage concentration risk.

	2023 £m	2022 £m
Agriculture, forestry and fishing	2,573	2,698
Construction	3,121	3,333
Energy and water supply	3,402	2,447
Financial, business and other services	19,084	18,977
Lease financing	3,071	2,970
Manufacturing	3,465	2,996
Personal:
Mortgages[1]	38,108	42,771
Other	7,960	9,652
Postal and telecommunications	2,329	2,166
Property companies	17,224	17,859
Transport, distribution and hotels	7,455	9,451
Total loans and advances to customers before allowance for impairment losses	107,792	115,320
Allowance for impairment losses	(1,295)	(1,372)
Total loans and advances to customers	106,497	113,948
1    Includes both UK and overseas mortgage balances.
The Bank’s operations are predominantly UK based and as a result an analysis of credit risk exposures by geographical region is not provided.
(C)    Credit quality of assets
Cash and balances at central banks
Significantly all of the Bank’s cash and balances at central banks of £52,268 million (2022: £66,783 million) are due from the Bank of England or the Deutsche Bundesbank.
Loans and advances to customers
Note 38 to the consolidated financial statements includes details of the internal credit rating systems used by the Group and the Bank.

135	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the Bank financial statements continued for the year ended 31 December	Additional information (unaudited)
Note 24: Financial risk management continued

	Drawn exposures				Allowance for expected credit losses
Gross drawn exposures and expected credit loss allowance	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
At 31 December 2023
Retail – UK mortgages
RMS 1–3	26,381	658	–	27,039	6	2	–	8
RMS 4–6	4,258	3,698	–	7,956	2	18	–	20
RMS 7–9	22	538	–	560	–	5	–	5
RMS 10	–	92	–	92	–	1	–	1
RMS 11–13	–	707	–	707	–	12	–	12
RMS 14	–	–	1,162	1,162	–	–	71	71
	30,661	5,693	1,162	37,516	8	38	71	117
Retail – credit cards
RMS 1–3	1,312	2	–	1,314	3	–	–	3
RMS 4–6	1,661	341	–	2,002	20	19	–	39
RMS 7–9	328	329	–	657	14	51	–	65
RMS 10	–	64	–	64	–	16	–	16
RMS 11–13	–	90	–	90	–	36	–	36
RMS 14	–	–	68	68	–	–	31	31
	3,301	826	68	4,195	37	122	31	190
Retail – loans and overdrafts
RMS 1–3	208	–	–	208	–	–	–	–
RMS 4–6	2,512	94	–	2,606	52	12	–	64
RMS 7–9	451	154	–	605	15	18	–	33
RMS 10	17	54	–	71	1	12	–	13
RMS 11–13	4	158	–	162	–	55	–	55
RMS 14	–	–	91	91	–	–	54	54
	3,192	460	91	3,743	68	97	54	219
Retail – UK Motor Finance
RMS 1–3	457	5	–	462	4	–	–	4
RMS 4–6	1	2	–	3	–	–	–	–
RMS 7–9	–	–	–	–	–	–	–	–
RMS 10	–	–	–	–	–	–	–	–
RMS 11–13	–	5	–	5	–	2	–	2
RMS 14	–	–	7	7	–	–	4	4
	458	12	7	477	4	2	4	10
Retail – other
RMS 1–3	–	–	–	–	1	–	–	1
RMS 4–6	472	83	–	555	–	5	–	5
RMS 7–9	–	–	–	–	–	–	–	–
RMS 10	–	–	–	–	–	–	–	–
RMS 11–13	–	–	–	–	–	–	–	–
RMS 14	–	–	68	68	–	–	23	23
	472	83	68	623	1	5	23	29
Total Retail	38,084	7,074	1,396	46,554	118	264	183	565
Commercial Banking
CMS 1–5	10,146	–	–	10,146	2	–	–	2
CMS 6–10	15,322	115	–	15,437	21	–	–	21
CMS 11–14	23,999	2,473	–	26,472	117	51	–	168
CMS 15–18	3,122	3,432	–	6,554	51	189	–	240
CMS 19	8	601	–	609	–	60	–	60
CMS 20–23	–	–	1,594	1,594	–	–	239	239
	52,597	6,621	1,594	60,812	191	300	239	730
Other[1]	426	–	–	426	–	–	–	–
Total loans and advances to customers	91,107	13,695	2,990	107,792	309	564	422	1,295
1    Drawn exposures include centralised fair value hedge accounting adjustments.

136	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the Bank financial statements continued for the year ended 31 December	Additional information (unaudited)
Note 24: Financial risk management continued

	Drawn exposures				Allowance for expected credit losses
Gross drawn exposures and expected credit loss allowance	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
At 31 December 2022
Retail – UK mortgages
RMS 1–3	33,607	3,474	–	37,081	5	18	–	23
RMS 4–6	964	1,982	–	2,946	1	15	–	16
RMS 7–9	4	484	–	488	–	7	–	7
RMS 10	–	187	–	187	–	4	–	4
RMS 11–13	–	433	–	433	–	16	–	16
RMS 14	–	–	944	944	–	–	69	69
	34,575	6,560	944	42,079	6	60	69	135
Retail – credit cards
RMS 1–3	1,110	2	–	1,112	2	–	–	2
RMS 4–6	1,500	375	–	1,875	13	19	–	32
RMS 7–9	300	377	–	677	10	53	–	63
RMS 10	–	63	–	63	–	15	–	15
RMS 11–13	–	93	–	93	–	38	–	38
RMS 14	–	–	73	73	–	–	27	27
	2,910	910	73	3,893	25	125	27	177
Retail – loans and overdrafts
RMS 1–3	322	–	–	322	1	–	–	1
RMS 4–6	3,449	206	–	3,655	51	11	–	62
RMS 7–9	961	312	–	1,273	39	40	–	79
RMS 10	29	102	–	131	3	23	–	26
RMS 11–13	9	218	–	227	2	87	–	89
RMS 14	–	–	133	133	–	–	69	69
	4,770	838	133	5,741	96	161	69	326
Retail – UK Motor Finance
RMS 1–3	348	4	–	352	2	–	–	2
RMS 4–6	6	3	–	9	–	–	–	–
RMS 7–9	–	2	–	2	–	–	–	–
RMS 10	–	1	–	1	–	–	–	–
RMS 11–13	–	3	–	3	–	1	–	1
RMS 14	–	–	13	13	–	–	7	7
	354	13	13	380	2	1	7	10
Retail – other
RMS 1–3	229	1	–	230	1	–	–	1
RMS 4–6	328	102	–	430	–	5	–	5
RMS 7–9	–	–	–	–	–	–	–	–
RMS 10	–	–	–	–	–	–	–	–
RMS 11–13	–	–	–	–	–	–	–	–
RMS 14	–	–	63	63	–	–	26	26
	557	103	63	723	1	5	26	32
Total Retail	43,166	8,424	1,226	52,816	130	352	198	680
Commercial Banking
CMS 1–5	9,355	14	–	9,369	2	–	–	2
CMS 6–10	14,994	269	–	15,263	19	2	–	21
CMS 11–14	24,143	4,411	–	28,554	107	75	–	182
CMS 15–18	2,587	3,708	–	6,295	35	204	–	239
CMS 19	10	690	–	700	–	65	–	65
CMS 20–23	–	–	1,726	1,726	–	–	183	183
	51,089	9,092	1,726	61,907	163	346	183	692
Other[1]	597	–	–	597	–	–	–	–
Total loans and advances to customers	94,852	17,516	2,952	115,320	293	698	381	1,372
1    Drawn exposures include centralised fair value hedge accounting adjustments.

137	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the Bank financial statements continued for the year ended 31 December	Additional information (unaudited)
Note 24: Financial risk management continued
Loans and advances banks
Significantly all of the Bank’s loans and advances to banks are assessed as Stage 1.
Reverse repurchase agreement held at amortised cost
All of the Bank’s reverse repurchase agreements held at amortised cost are assessed as Stage 1.
Debt securities held at amortised cost
At 31 December 2023 £10,031 million of the Bank’s gross debt securities held at amortised cost were investment grade (credit ratings equal to or better than ‘BBB’) (2022: £6,476 million), £20 million were sub-investment grade (2022: £nil) and £99 million not rated (2022: £nil).
Financial assets at fair value through other comprehensive income
At 31 December 2023 £27,142 million of the Bank’s financial assets at fair value through other comprehensive income were investment grade (credit ratings equal to or better than ‘BBB’) (2022: £22,634 million), £nil were sub-investment grade (2022: £nil) and £14 million not rated (2022: £41 million).
Derivative assets
An analysis of derivative assets is given in note 7. The Bank reduces exposure to credit risk by using master netting agreements and by obtaining collateral in the form of cash or highly liquid securities.

	2023			2022
	Investment grade[1] £m	Other[2] £m	Total £m	Investment grade[1] £m	Other[2] £m	Total £m
Trading and other	1,386	13	1,399	2,000	101	2,101
Hedging	72	–	72	1	5	6
	1,458	13	1,471	2,001	106	2,107
Due from fellow Lloyds Banking Group undertakings			5,578			5,686
Total derivative financial instruments			7,049			7,793
1    Credit ratings equal to or better than ‘BBB’.
2    Other comprises sub-investment grade (2023: £9 million; 2022: £7 million) and not rated (2023: £4 million; 2022: £99 million).
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

138	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the Bank financial statements continued for the year ended 31 December	Additional information (unaudited)
Note 24: Financial risk management continued

	Undrawn exposures				Allowance for expected credit losses
Gross undrawn exposures and expected credit loss allowance	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
At 31 December 2023
Retail – UK mortgages
RMS 1–3	845	1	–	846	–	–	–	–
RMS 4–6	7	2	–	9	–	–	–	–
RMS 7–9	–	–	–	–	–	–	–	–
RMS 10	–	–	–	–	–	–	–	–
RMS 11–13	–	–	–	–	–	–	–	–
RMS 14	–	–	–	–	–	–	–	–
	852	3	–	855	–	–	–	–
Retail – credit cards
RMS 1–3	11,281	9	–	11,290	5	–	–	5
RMS 4–6	3,311	594	–	3,905	9	12	–	21
RMS 7–9	127	99	–	226	1	4	–	5
RMS 10	–	11	–	11	–	1	–	1
RMS 11–13	–	13	–	13	–	–	–	–
RMS 14	–	–	11	11	–	–	–	–
	14,719	726	11	15,456	15	17	–	32
Retail – loans and overdrafts
RMS 1–3	2,467	–	–	2,467	2	–	–	2
RMS 4–6	948	86	–	1,034	6	3	–	9
RMS 7–9	130	60	–	190	3	5	–	8
RMS 10	3	15	–	18	–	2	–	2
RMS 11–13	–	27	–	27	–	9	–	9
RMS 14	–	–	8	8	–	–	–	–
	3,548	188	8	3,744	11	19	–	30
Retail – UK Motor Finance
RMS 1–3	–	–	–	–	–	–	–	–
RMS 4–6	–	–	–	–	–	–	–	–
RMS 7–9	–	–	–	–	–	–	–	–
RMS 10	–	–	–	–	–	–	–	–
RMS 11–13	–	–	–	–	–	–	–	–
RMS 14	–	–	–	–	–	–	–	–
	–	–	–	–	–	–	–	–
Retail – other
RMS 1–3	4	–	–	4	–	–	–	–
RMS 4–6	217	–	–	217	1	–	–	1
RMS 7–9	–	–	–	–	–	–	–	–
RMS 10	–	–	–	–	–	–	–	–
RMS 11–13	–	–	–	–	–	–	–	–
RMS 14	–	–	–	–	–	–	–	–
	221	–	–	221	1	–	–	1
Total Retail	19,340	917	19	20,276	27	36	–	63
Commercial Banking
CMS 1–5	13,778	–	–	13,778	1	–	–	1
CMS 6–10	16,254	6	–	16,260	16	–	–	16
CMS 11–14	7,636	1,318	–	8,954	23	20	–	43
CMS 15–18	824	1,022	–	1,846	12	43	–	55
CMS 19	–	21	–	21	–	4	–	4
CMS 20–23	–	–	63	63	–	–	1	1
	38,492	2,367	63	40,922	52	67	1	120
Other	–	–	–	–	–	–	–	–
Total	57,832	3,284	82	61,198	79	103	1	183

139	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the Bank financial statements continued for the year ended 31 December	Additional information (unaudited)
Note 24: Financial risk management continued

	Undrawn exposures				Allowance for expected credit losses
Gross undrawn exposures and expected credit loss allowance	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
At 31 December 2022
Retail – UK mortgages
RMS 1–3	1,134	1	–	1,135	–	–	–	–
RMS 4–6	–	–	–	–	–	–	–	–
RMS 7–9	–	–	–	–	–	–	–	–
RMS 10	–	–	–	–	–	–	–	–
RMS 11–13	–	–	–	–	–	–	–	–
RMS 14	–	–	–	–	–	–	–	–
	1,134	1	–	1,135	–	–	–	–
Retail – credit cards
RMS 1–3	10,641	12	–	10,653	3	–	–	3
RMS 4–6	3,472	851	–	4,323	7	9	–	16
RMS 7–9	133	132	–	265	1	3	–	4
RMS 10	–	12	–	12	–	1	–	1
RMS 11–13	–	16	–	16	–	1	–	1
RMS 14	–	–	12	12	–	–	–	–
	14,246	1,023	12	15,281	11	14	–	25
Retail – loans and overdrafts
RMS 1–3	2,379	–	–	2,379	2	–	–	2
RMS 4–6	925	125	–	1,050	5	6	–	11
RMS 7–9	145	77	–	222	4	9	–	13
RMS 10	3	19	–	22	–	4	–	4
RMS 11–13	–	33	–	33	–	9	–	9
RMS 14	–	–	9	9	–	–	–	–
	3,452	254	9	3,715	11	28	–	39
Retail – UK Motor Finance
RMS 1–3	–	–	–	–	–	–	–	–
RMS 4–6	–	–	–	–	–	–	–	–
RMS 7–9	–	–	–	–	–	–	–	–
RMS 10	–	–	–	–	–	–	–	–
RMS 11–13	–	–	–	–	–	–	–	–
RMS 14	–	–	–	–	–	–	–	–
	–	–	–	–	–	–	–	–
Retail – other
RMS 1–3	45	–	–	45	–	–	–	–
RMS 4–6	180	–	–	180	1	–	–	1
RMS 7–9	–	–	–	–	–	–	–	–
RMS 10	–	–	–	–	–	–	–	–
RMS 11–13	–	–	–	–	–	–	–	–
RMS 14	–	–	–	–	–	–	–	–
	225	–	–	225	1	–	–	1
Total Retail	19,057	1,278	21	20,356	23	42	–	65
Commercial Banking
CMS 1–5	12,102	–	–	12,102	1	–	–	1
CMS 6–10	17,965	32	–	17,997	12	1	–	13
CMS 11–14	7,499	1,218	–	8,717	24	26	–	50
CMS 15–18	734	727	–	1,461	8	37	–	45
CMS 19	–	70	–	70	–	10	–	10
CMS 20–23	–	–	46	46	–	–	2	2
	38,300	2,047	46	40,393	45	74	2	121
Other	–	–	–	–	–	–	–	–
Total	57,357	3,325	67	60,749	68	116	2	186

140	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the Bank financial statements continued for the year ended 31 December	Additional information (unaudited)
Note 24: Financial risk management continued
(D)    Collateral held as security for financial assets
The principal types of collateral accepted by the Bank include: residential and commercial properties; charges over business assets such as premises, inventory and accounts receivable; financial instruments; cash; and guarantees from third parties. The terms and conditions associated with the use of the collateral are varied and are dependent on both the type of agreement and the counterparty. The Bank holds collateral against loans and advances and irrevocable loan commitments; qualitative and, where appropriate, quantitative information is provided in respect of this collateral below. Collateral held as security for financial assets at fair value through profit or loss and for derivative assets is also shown below.
The Bank holds collateral in respect of loans and advances to customers and reverse repurchase agreements as set out below. The Bank does not hold collateral against debt securities which are classified as financial assets held at amortised cost.
Loans and advances to customers
Retail lending
UK mortgages
An analysis by loan-to-value ratio of the Bank’s UK residential mortgage lending is provided below. The value of collateral used in determining the loan-to-value ratios has been estimated based upon the last actual valuation, adjusted to take into account subsequent movements in house prices. The market takes into account many factors, including environmental considerations such as flood risk and energy efficient additions, in arriving at the value of a home.
In some circumstances, where the discounted value of the estimated net proceeds from the liquidation of collateral (i.e. net of costs, expected haircuts and anticipated changes in the value of the collateral to the point of sale) is greater than the estimated exposure at default, no credit losses are expected and no ECL allowance is recognised.

	2023				2022
Gross drawn exposures	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
Less than 70 per cent	27,852	5,128	1,052	34,032	32,367	5,910	886	39,163
70 per cent to 80 per cent	1,951	311	74	2,336	1,656	411	36	2,103
80 per cent to 90 per cent	713	148	18	879	446	185	13	644
90 per cent to 100 per cent	143	95	6	244	105	36	3	144
Greater than 100 per cent	2	11	12	25	1	18	6	25
Total	30,661	5,693	1,162	37,516	34,575	6,560	944	42,079
Reverse repurchase agreements
There were reverse repurchase agreements which are accounted for as collateralised loans with a carrying value of £32,751 million (2022: £39,259 million), against which the Bank held collateral with a fair value of £32,501 million, capped at the reverse repurchase agreement carrying value (2022: £29,011 million). These transactions were generally conducted under terms that are usual and customary for standard secured lending activities.
Financial assets at fair value through profit or loss (excluding equity shares)
Securities held as collateral in the form of stock borrowed amounted to £8,098 million (2022: £16,676 million). Of this amount, £3,137 million (2022: £8,979 million) had been resold or repledged as collateral for the Bank’s own transactions.
These transactions were generally conducted under terms that are usual and customary for standard secured lending activities.
Derivative assets, after offsetting of amounts under master netting arrangements
The Bank reduces exposure to credit risk by using master netting agreements and by obtaining collateral in the form of cash or highly liquid securities. In respect of the net derivative assets after offsetting of amounts under master netting arrangements of £5,979 million (2022: £6,136 million), cash collateral of £362 million (2022: £550 million) was held.
Irrevocable loan commitments and other credit-related contingencies
At 31 December 2023, the Bank held irrevocable loan commitments and other credit-related contingencies of £38,220 million (2022: £37,591 million). Collateral is held as security, in the event that lending is drawn down, on £855 million (2022: £1,135 million) of these balances.
Collateral repossessed
During the year, £24 million of collateral was repossessed (2022: £21 million), consisting primarily of residential property.
In respect of retail portfolios, the Bank does not take physical possession of properties or other assets held as collateral and uses external agents to realise the value as soon as practicable, generally at auction, to settle indebtedness. Any surplus funds are returned to the borrower or are otherwise dealt with in accordance with appropriate insolvency regulations. In certain circumstances the Bank takes physical possession of assets held as collateral against commercial lending. In such cases, the assets are carried on the Bank’s balance sheet and are classified according to the Bank’s accounting policies.

141	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the Bank financial statements continued for the year ended 31 December	Additional information (unaudited)
Note 24: Financial risk management continued
(E)    Collateral pledged as security
The Bank pledges assets primarily for repurchase agreements and securities lending transactions which are generally conducted under terms that are usual and customary for standard securitised borrowing contracts.
Repurchase transactions
There are balances arising from repurchase transactions of £7,305 million (2022: £18,380 million), which include amounts due under the Bank of England’s Term Funding Scheme with additional incentives for SMEs (TFSME). The fair value of the collateral provided under these agreements at 31 December 2023 was £7,257 million, capped at the repurchase agreement carrying value (2022: £15,188 million including over collaterisation).
Securities lending transactions
The following on-balance sheet financial assets have been lent to counterparties under securities lending transactions:

	2023 £m	2022 £m
Financial assets at fair value through other comprehensive income	5,421	5,669
Liquidity risk
The table below analyses financial instrument liabilities of the Bank on an undiscounted future cash flow basis according to contractual maturity, into relevant maturity groupings based on the remaining period at the balance sheet date; balances with no fixed maturity are included in the over 5 years category.

	Up to 1 month £m	1 to 3 months £m	3 to 12 months £m	1 to 5 years £m	Over 5 years £m	Total £m
At 31 December 2023
Deposits from banks	1,766	947	241	442	–	3,396
Customer deposits	259,921	2,667	3,022	1,227	73	266,910
Repurchase agreements	3,229	4,092	29	2	–	7,352
Financial liabilities at fair value through profit or loss	118	42	416	1,071	4,425	6,072
Debt securities in issue at amortised cost	755	6,100	13,157	23,633	8,416	52,061
Lease liabilities	1	22	65	235	369	692
Subordinated liabilities	23	41	207	4,106	4,846	9,223
Total non-derivative financial liabilities	265,813	13,911	17,137	30,716	18,129	345,706
Derivative financial liabilities:
Gross settled derivatives – outflows	389	298	7,541	5,841	2,510	16,579
Gross settled derivatives – inflows	(187)	(199)	(7,438)	(5,900)	(2,545)	(16,269)
Gross settled derivatives – net flows	202	99	103	(59)	(35)	310
Net settled derivative liabilities	1,921	–	51	31	317	2,320
Total derivative financial liabilities	2,123	99	154	(28)	282	2,630
At 31 December 2022
Deposits from banks	3,727	28	179	478	82	4,494
Customer deposits	264,274	1,538	2,085	1,468	110	269,475
Repurchase agreements	12,279	6,188	–	–	–	18,467
Financial liabilities at fair value through profit or loss	84	60	100	1,565	3,709	5,518
Debt securities in issue at amortised cost	3,854	7,715	6,186	20,961	4,839	43,555
Lease liabilities	6	29	95	297	351	778
Subordinated liabilities	24	26	488	4,264	7,455	12,257
Total non-derivative financial liabilities	284,248	15,584	9,133	29,033	16,546	354,544
Derivative financial liabilities:
Gross settled derivatives – outflows	2,730	3,214	3,433	7,274	3,084	19,735
Gross settled derivatives – inflows	(1,877)	(2,989)	(3,303)	(7,210)	(3,135)	(18,514)
Gross settled derivatives – net flows	853	225	130	64	(51)	1,221
Net settled derivative liabilities	2,298	(19)	54	271	213	2,817
Total derivative financial liabilities	3,151	206	184	335	162	4,038
The principal amount for undated subordinated liabilities with no redemption option is included within the over 5 years column; interest of £11 million (2022: £11 million) per annum for the Bank which is payable in respect of those instruments for as long as they remain in issue is not included beyond 5 years.

142	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the Bank financial statements continued for the year ended 31 December	Additional information (unaudited)
Note 24: Financial risk management continued
The figures below are presented in timing categories representing the remaining offer periods of lending commitments or remaining coverage periods of financial guarantees, but the Bank could be required to lend or pay amounts under those arrangements earlier than the periods presented below. Payment under the significant majority of the Bank’s lending commitments and financial guarantee contracts could be required to be made on demand.

	Within 1 year £m	1 to 3 years £m	3 to 5 years £m	Over 5 years £m	Total £m
At 31 December 2023
Acceptances and endorsements	191	–	–	–	191
Other contingent liabilities	1,169	585	183	517	2,454
Total contingent liabilities	1,360	585	183	517	2,645
Lending commitments and guarantees	31,473	15,999	10,981	2,643	61,096
Other commitments	–	38	41	23	102
Total commitments and guarantees	31,473	16,037	11,022	2,666	61,198
Total contingents, commitments and guarantees	32,833	16,622	11,205	3,183	63,843
At 31 December 2022
Acceptances and endorsements	58	–	–	–	58
Other contingent liabilities	1,650	540	180	375	2,745
Total contingent liabilities	1,708	540	180	375	2,803
Lending commitments and guarantees	26,090	6,984	10,187	17,449	60,710
Other commitments	–	–	10	29	39
Total commitments and guarantees	26,090	6,984	10,197	17,478	60,749
Total contingents, commitments and guarantees	27,798	7,524	10,377	17,853	63,552
Capital risk
Note 38 to the consolidated financial statements includes a discussion of the management of the capital risk faced by the Group and the Bank.
Note 25: Cash flow statement
(A)    Change in operating assets

	2023 £m	2022 £m	2021 £m
Change in amounts due from fellow Lloyds Banking Group undertakings	(5,345)	(10,858)	20,347
Change in other financial assets held at amortised cost	15,148	7,993	15,167
Change in financial assets at fair value through profit or loss	(1,261)	(465)	(2,805)
Change in derivative financial instruments	402	(1,985)	6,085
Change in other operating assets	(162)	(53)	10
Change in operating assets	8,782	(5,368)	38,804
(B)    Change in operating liabilities

	2023 £m	2022 £m	2021 £m
Change in deposits from banks	(1,085)	1,697	(2,449)
Change in customer deposits	(2,566)	790	13,627
Change in repurchase agreements	(11,075)	18,302	(14,426)
Change in amounts due to fellow Lloyds Banking Group undertakings	(743)	(4,182)	(12,468)
Change in financial liabilities at fair value through profit or loss	996	(58)	1,828
Change in derivative financial instruments	(2,733)	4,245	(4,970)
Change in debt securities in issue at amortised cost	1,546	1,380	(9,670)
Change in other operating liabilities[1]	(278)	88	513
Change in operating liabilities	(15,938)	22,262	(28,015)
1    Includes a decrease of £25 million (2022: decrease of £72 million; 2021: decrease of £108 million) in respect of lease liabilities.

143	Lloyds Bank plc Annual Report on Form 20-F 2023

Notes to the Bank financial statements continued for the year ended 31 December	Additional information (unaudited)
Note 25: Cash flow statement continued
(C)    Non-cash and other items

	2023 £m	2022 £m	2021 £m
Interest expense on subordinated liabilities	329	300	484
Net (credit) charge in respect of defined benefit schemes	(53)	54	114
Depreciation and amortisation	1,475	1,462	1,671
Regulatory and legal provisions	247	127	196
Other provision movements	(16)	(95)	(71)
Allowance for loan losses	491	567	(648)
Write-off of allowance for loan losses, net of recoveries	(443)	(346)	(442)
Impairment charge (credit) relating to undrawn balances	(4)	73	(134)
Impairment (credit) charge on financial assets at fair value through other comprehensive income	(4)	6	1
Dividends and distributions on other equity instruments received from subsidiary undertakings	(313)	(1,975)	(1,503)
Additional capital injections to subsidiaries	(44)	(46)	(36)
Foreign exchange impact on balance sheet[1]	85	(246)	(48)
Other non-cash items	1,749	(959)	(867)
Total non-cash items	3,499	(1,078)	(1,283)
Contributions to defined benefit schemes	(946)	(1,607)	(823)
Payments in respect of regulatory and legal provisions	(131)	(132)	(190)
Other	–	–	237
Total other items	(1,077)	(1,739)	(776)
Non-cash and other items	2,422	(2,817)	(2,059)
1    When considering the movement on each line of the balance sheet, the impact of foreign exchange rate movements is removed in order to show the underlying cash impact.
(D)    Analysis of cash and cash equivalents as shown in the balance sheet

	2023 £m	2022 £m	2021 £m

Cash and balances at central banks	52,268	66,783	49,618
Less mandatory reserve deposits[1]	(817)	(957)	(963)
	51,451	65,826	48,655
Loans and advances to banks and reverse repurchase agreements	14,888	11,534	7,287
Less amounts with a maturity of three months or more	(4,643)	(6,571)	(3,712)
	10,245	4,963	3,575
Total cash and cash equivalents	61,696	70,789	52,230
1    Mandatory reserve deposits are held with local central banks in accordance with statutory requirements. Where these deposits are not held in demand accounts and are not available to finance the Bank’s day-to-day operations they are excluded from cash and cash equivalents.

144	Lloyds Bank plc Annual Report on Form 20-F 2023

Glossary

Term used	US equivalent or brief description
Accounts	Financial statements.
Articles of association	Articles and bylaws.
Associates	Long-term equity investments accounted for by the equity method.
Attributable profit	Net income.
Balance sheet	Statement of financial position.
Broking	Brokerage.
Building society	A building society is a mutual institution set up to lend money to its members for house purchases. See also ‘Demutualisation’.
Buy-to-let mortgages	Buy-to-let mortgages are those mortgages offered to customers purchasing residential property as a rental investment.
Called-up share capital	Ordinary shares, issued and fully paid.
Contract hire	Leasing.
Creditors	Payables.
Debtors	Receivables.
Deferred tax	Deferred income tax.
Finance lease	Capital lease.
Freehold	Ownership with absolute rights in perpetuity.
Leasehold	Land or property which is rented from the owner for a specified term under a lease. At the expiry of the term the land or property reverts back to the owner.
Lien	Under UK law, a right to retain possession pending payment.
Loan capital	Long-term debt.
Members	Shareholders.
National Insurance	A form of taxation payable in the UK by employees, employers and the self-employed. It is part of the UK’s national social security system and ultimately controlled by HM Revenue & Customs.
Nominal value	Par value.
Ordinary shares	Common stock.
Overdraft	A line of credit, contractually repayable on demand unless a fixed-term has been agreed, established through a customer’s current account.
Preference shares	Preferred stock.
Premises	Real estate.
Profit attributable to equity shareholders	Net income.
Provisions	Reserves.
Retained profits	Retained earnings.
Share capital	Capital stock.
Shareholders’ equity	Stockholders’ equity.
Share premium account	Additional paid-in capital.
Shares in issue	Shares outstanding.
Specialist mortgages	Specialist mortgages include those mortgage loans provided to customers who have self-certified their income. New mortgage lending of this type has not been offered by the Group since early 2009.
Undistributable reserves	Restricted surplus.
Write-offs	Charge-offs.

145	Lloyds Bank plc Annual Report on Form 20-F 2023

Form 20-F cross reference sheet

Form 20-F Item Number and Caption			Page and caption references in this document*
Part I
Item 1.	Identity of Directors, Senior Management and Advisers		Not applicable
Item 2.	Offer Statistics and Expected Timetable		Not applicable
Item 3.	Key Information
	A.	Reserved by the Securities and Exchange Commission	Not applicable
	B.	Capitalization and indebtedness	Not applicable
	C.	Reason for the offer and use of proceeds	Not applicable
	D.	Risk factors	91–104
Item 4.	Information on the Company
	A.	History and development of the company	3, 13, 90
	B.	Business overview	2-13, 87–90, F-20–F-23
	C.	Organisational structure	104
	D.	Property, plant and equipment	Not applicable
Item 4A.	Unresolved staff comments		Not applicable
Item 5.	Operating and Financial Review and Prospects
	A.	Operating results	15–19
	B.	Liquidity and capital resources	Omitted
	C.	Research and development, patents and licenses, etc.	Not applicable
	D.	Trend information	Omitted
	E.	Critical accounting estimates	15, F-20, F-57–F-64
Item 6.	Directors, Senior Management and Employees
	A.	Directors and senior management	76-79, 80-85
	B.	Compensation	Omitted
	C.	Board practices	76-79
	D.	Employees	Omitted
	E.	Share ownership	Omitted
	F.	Disclosure of a registrant’s action to recover erroneously awarded compensation	Not applicable
Item 7.	Major Shareholders and Related Party Transactions
	A.	Major shareholders	86
	B.	Related party transactions	86
	C.	Interests of experts and counsel	Not applicable
Item 8.	Financial Information
	A.	Consolidated statements and other financial information	13, 15-75, 90
	B.	Significant changes	Not applicable
Item 9.	The Offer and Listing
	A.	Offer and listing details	89
	B.	Plan of distribution	Not applicable
	C.	Markets	89
	D.	Selling shareholders	Not applicable
	E.	Dilution	Not applicable
	F.	Expenses of the issue	Not applicable
Item 10.	Additional Information
	A.	Share capital	Not applicable
	B.	Memorandum and Articles of Association	90
	C.	Material contracts	4
	D.	Exchange controls	90
	E.	Taxation	90
	F.	Dividends and paying assets	Not applicable
	G.	Statement by experts	Not applicable
	H.	Documents on display	90
	I.	Subsidiary information	104
	J.	Annual report to security holders	To be filed as exhibit to Form 6-K

146	Lloyds Bank plc Annual Report on Form 20-F 2023

Form 20-F cross reference sheet continued

Form 20-F Item Number and Caption		Page and caption references in this document*
Item 11.	Quantitative and Qualitative Disclosure about Market Risk	44–58, 64-67, F-80–F-92
Item 12.	Description of Securities Other than Equity Securities	Not applicable
Part II
Item 13.	Defaults, Dividends Arrearages and Delinquencies	Not applicable
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable
Item 15.	Controls and Procedures	85
Item 16.	Reserved by the Securities and Exchange Commission	Not applicable
Item 16A.	Audit committee financial expert	Omitted
Item 16B.	Code of ethics	Omitted
Item 16C.	Principal accountant fees and services	84, F-35
Item 16D.	Exemptions from the listing standards for audit committees	Not applicable
Item 16E.	Purchases of equity securities by the issuer and affiliated purchasers	Not applicable
Item 16F.	Change in registrant’s certifying accountant	Not applicable
Item 16G.	Corporate governance	80
Item 16H.	Mine safety disclosure	Not applicable
Item 16I.	Disclosure regarding foreign jurisdictions that prevent inspections	Not applicable
Item 16J.	Insider trading policies	Not applicable
Item 16K.	Cybersecurity	69-73
Part III
Item 17.	Financial statements	See item 18
Item 18.	Financial statements	F-1 - F-92
Item 19.	Exhibits	Exhibit Index
*Certain items are indicated as omitted as Lloyds Bank plc is a wholly owned subsidiary of Lloyds Banking Group plc, which is a reporting company under the Securities Exchange Act of 1934, and meets the conditions set forth in General Instruction I(1)(a) and (b) of Form 10-K, as applied to annual reports on Form 20-F, and is therefore filing this Form 20-F with a reduced disclosure format.

147	Lloyds Bank plc Annual Report on Form 20-F 2023

Exhibit index

1	Articles of association of Lloyds Bank plc[4]
2	Neither Lloyds Bank plc nor any subsidiary is party to any single long-term debt instrument pursuant to which a total amount of securities exceeding 10 per cent of the Lloyds Bank Group’s total assets (on a consolidated basis) is authorised to be issued. Lloyds Bank plc hereby agrees to furnish to the Securities and Exchange Commission (the Commission), upon its request, a copy of any instrument defining the rights of holders of its long-term debt or the rights of holders of the long-term debt issued by it or any subsidiary for which consolidated or unconsolidated financial statements are required to be filed with the Commission.
2	(d)	Description of securities registered under Section 12 of the Exchange Act.
4	(b)	(i)	Letter of appointment dated 26 June 2014 between Lloyds Banking Group plc and Alan Dickinson[1]
		(ii)	Letter of appointment dated 2 March 2017 between Lloyds Banking Group plc and Lord Lupton[1]
		(iii)	Supplementary letter dated 5 December 2017 to the letter of appointment dated 2 March 2017 between Lloyds Banking Group plc and Lord Lupton[1]
		(iv)	Letter of appointment dated 17 April 2018 between Lloyds Banking Group plc and Amanda Mackenzie[1]
		(v)	Supplementary letter dated 3 September 2018 to the letter of appointment dated 17 April 2018 between Lloyds Banking Group plc and Amanda Mackenzie[1]
		(vi)	Letter of appointment dated 19 March 2018 between Lloyds Banking Group plc and Brendan Gilligan[1]
		(vii)	Letter of appointment dated 19 March 2018 between Lloyds Banking Group plc and Nigel Hinshelwood[1]
		(viii)	Letter of appointment dated 26 April 2018 between Lloyds Banking Group plc and Sarah Bentley[1]
		(ix)	Service agreement dated 15 March 2019 between Lloyds Bank plc and William Chalmers[2]
		(x)	Addendum to the service agreement dated 15 March 2019 between Lloyds Bank plc and William Chalmers[3]
		(xi)	Deed of variation of contract dated 22 June 2020 to the service agreement dated 15 March 2019 between Lloyds Bank plc and William Chalmers[3]
		(xii)	Letter to William Chalmers regarding his deputisation allowance and increased fixed share award for the period he assumed the acting Group Chief Executive role[4]
		(xiii)	Letter of appointment dated 21 October 2019 between Lloyds Banking Group plc and Sarah Legg[2]
		(xiv)	Supplementary letter dated 31 October 2019 to the letter of appointment dated 21 October 2019 between Lloyds Banking Group plc and Sarah Legg[2]
		(xv)	Letter of Appointment dated 22 October 2019 between Lloyds Banking Group plc and Catherine Woods[2]
		(xvi)	Supplementary letter dated 31 October 2019 to the letter of appointment dated 22 October 2019 between Lloyds Banking Group plc and Catherine Woods[2]
		(xvii)	Letter of appointment dated 4 July 2020 between Lloyds Banking Group plc and Robin Budenberg[3]
		(xviii)	Service agreement dated 29 November 2020 between Lloyds Bank plc and Charlie Nunn[4]
		(xix)	Addendum to the service agreement dated 29 November 2020 between Lloyds Bank plc and Charlie Nunn[4]
		(xx)	Letter of appointment dated 5 October 2021 between Lloyds Banking Group plc and Harmeen Mehta[4]
		(xxi)	Letter of appointment dated 26 July 2022 between Lloyds Banking Group plc and Scott Wheway[5]
		(xxii)	Supplementary letter dated 13 September 2022 to the letter of appointment dated 26 July 2022 between Lloyds Banking Group plc and Scott Wheway[5]
		(xxiii)	Letter of appointment dated 11 October 2022 between Lloyds Banking Group plc and Cathy Turner[5]
12.1	Certification of Charlie Nunn filed pursuant to 17 CFR 240.13a-14(a) and 15 U.S.C. 7241
12.2	Certification of William Chalmers filed pursuant to 17 CFR 240.13a-14(a) and 15 U.S.C. 7241
13.1	Certification of Charlie Nunn and William Chalmers furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350
15.1	Consent of Deloitte LLP
97	Lloyds Bank plc’s Performance Adjustment Policy

[1]	Previously filed with the SEC on Lloyds Bank plc’s Form 20-F filed 31 July 2019.
[2]	Previously filed with the SEC on Lloyds Bank plc’s Form 20-F filed 23 March 2020.
[3]	Previously filed with the SEC on Lloyds Bank plc’s Form 20-F filed 11 March 2021.
[4]	Previously filed with the SEC on Lloyds Bank plc’s Form 20-F filed 8 March 2022.
[5]	Previously filed with the SEC on Lloyds Bank plc’s Form 20-F filed 7 March 2023.

148	Lloyds Bank plc Annual Report on Form 20-F 2023

Signature
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

LLOYDS BANK plc
By:	/s/ William Chalmers

Name:	William Chalmers
Title:	Chief Financial Officer
Dated:	29 February 2024

149	Lloyds Bank plc Annual Report on Form 20-F 2023