Form 20-F
period 2024-12-31
Lloyds Bank plc
filed 2025-02-27
CIK 1167831

As filed with the Securities and Exchange Commission on 27 February 2025
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2024
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
25 Gresham Street
London EC2V 7HN
United Kingdom
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
$1,250,000,000 3.500% Senior Notes due 2025	LYG/25	The New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
The number of outstanding shares of each of Lloyds Bank plc’s classes of capital or common stock as of 31 December 2024 was:

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
Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐ Accelerated filer ☐ Non-Accelerated filer ☒ Emerging Growth Company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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
☐ U.S. GAAP
☒ International Financial Reporting Standards as issued by the International Accounting Standards Board
☐ Other
If ‘Other’ has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Yes ☐ No ☐

As a wholly-owned subsidiary of Lloyds Banking Group plc, a public company with limited liability incorporated in the United Kingdom and which has its registered office in Scotland, Lloyds Bank plc meets the conditions set forth in General Instructions I(1)(a) and I(1)(b) of Form 10-K, as applied to reports on Form 20-F, and is therefore filing its Form 20-F with a reduced disclosure format.

1	Lloyds Bank plc Annual Report on Form 20-F 2024

Introduction
In this annual report on Form 20-F (the “Annual Report on Form 20-F”), references to the “Bank” are to Lloyds Bank plc and references to “Lloyds Bank Group” or the “Group” are to Lloyds Bank plc and its subsidiary and associated undertakings. References to “Lloyds Banking Group” and “Parent Group” are to Lloyds Banking Group plc, the parent company of Lloyds Bank plc, and its subsidiaries and associated undertakings. References to “LBCM” are to Lloyds Bank Corporate Markets plc, a fellow subsidiary of Lloyds Banking Group, and its subsidiaries. References to the “Financial Conduct Authority” or “FCA” and to the “Prudential Regulation Authority” or “PRA” are to the United Kingdom (the UK) Financial Conduct Authority and the UK Prudential Regulation Authority. References to the “Financial Services Authority” or “FSA” are to their predecessor organisation, the UK Financial Services Authority.
Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, certain information required to be included in this Annual Report on Form 20-F is being incorporated by reference from the Bank’s statutory annual report for the year ended 31 December2024, including the consolidated financial statements of the Group included therein (the “Annual Report 2024”) as specified in this Annual Report on Form 20-F. References to the “consolidated financial statements” or “financial statements” are to the Group’s consolidated financial statements incorporated by reference in this Annual Report on Form 20-F. Therefore, the information in this Annual Report on Form 20-F should be read in conjunction with the Annual Report 2024, to the extent specified (see Exhibit 15.1). Any cross-references contained within pages or sections that are incorporated by reference from the Annual Report 2024 are not also deemed incorporated by reference unless indicated otherwise. With the exception of the items and pages so specified, the Annual Report 2024 is not being, and shall not be deemed to be, filed as part of this Annual Report on Form 20-F.
The Group’s consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB). Certain disclosures required by IFRS Accounting Standards have been included in sections highlighted as “Audited” within Item 5 “Operating and Financial Review and Prospects” of this Annual Report on Form 20-F on pages 25 to 28. Disclosures marked as audited indicate that they are within the scope of the audit of the financial statements taken as a whole; these disclosures are not subject to a separate opinion.
The Group publishes its consolidated financial statements expressed in British pounds (“pounds Sterling”, “Sterling” or “£”), the lawful currency of the UK. In this Annual Report on Form 20-F, references to “pence” and “p” are to one-hundredth of one pound Sterling; references to “US Dollars”, “US$” or “$” are to the lawful currency of the United States; references to “cent” or “c” are to one-hundredth of one US Dollar; references to “Euro” or “€” are to the lawful currency of the member states of the European Union (the “EU”) that have adopted a single currency in accordance with the Treaty establishing the European Communities, as amended by the Treaty of European Union; references to “Euro cent” are to one-hundredth of one Euro; references to “Australian Dollar”, “Australian $” or “A$” are to the lawful currency of Australia; references to “Singapore Dollar”, “Singapore $” or “S$” are to the lawful currency of Singapore; and references to “Japanese Yen”, “Japanese ¥” or “¥” are to the lawful currency of Japan. Solely for the convenience of the reader, this Annual Report on Form 20-F contains translations of certain pounds Sterling amounts into US Dollars at specified rates. These translations should not be construed as representations by the Group that the pounds Sterling amounts actually represent such US Dollar amounts or could be converted into US Dollars at the rate indicated or at any other rate. Unless otherwise stated, the translations of pounds Sterling into US Dollars have been made at the Noon Buying Rate in New York City for cable transfers in pounds Sterling as certified for customs purposes by the Federal Reserve Bank of New York (the Noon Buying Rate) in effect on 31 December 2024. The Noon Buying Rate on 31 December 2024 differs from certain of the actual rates used in the preparation of the consolidated financial statements, which are expressed in pounds Sterling, and therefore US Dollar amounts appearing in this Annual Report on Form 20-F may differ significantly from actual US Dollar amounts which were translated into pounds Sterling in the preparation of the consolidated financial statements in accordance with IFRS Accounting Standards.
Certain items in this Annual Report on Form 20-F are indicated as omitted as the Bank is a wholly owned subsidiary of Lloyds Banking Group plc, which is a reporting company under the Securities Exchange Act of 1934, and meets the conditions set forth in General Instruction I(1)(a) and (b) of Form 10-K, as applied to annual reports on Form 20-F, and is therefore filing this Annual Report on Form 20-F with a reduced disclosure format.

1	Lloyds Bank plc Annual Report on Form 20-F 2024

Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Bank plc together with its subsidiaries (the Lloyds Bank Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about the Lloyds Bank Group’s or its directors’ and/or management’s beliefs and expectations, are forward-looking statements. Words such as, without limitation, ‘believes’, ‘achieves’, ‘anticipates’, ‘estimates’, ‘expects’, ‘targets’, ‘should’, ‘intends’, ‘aims’, ‘projects’, ‘plans’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘may’, ‘seek’, ‘estimate’, ‘probability’, ‘goal’, ‘objective’, ‘deliver’, ‘endeavour’, ‘prospects’, ‘optimistic’ and similar expressions or variations on these expressions are intended to identify forward-looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Lloyds Bank Group’s future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Lloyds Bank Group’s future financial performance; the level and extent of future impairments and write-downs; the Lloyds Bank Group’s ESG targets and/or commitments; statements of plans, objectives or goals of the Lloyds Bank Group or its management and other statements that are not historical fact and statements of assumptions underlying such statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, targets, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward-looking statements include, but are not limited to: general economic and business conditions in the UK and internationally (including in relation to tariffs); acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; the war between Russia and Ukraine; the conflicts in the Middle East; the tensions between China and Taiwan; political instability including as a result of any UK general election; market related risks, trends and developments; changes in client and consumer behaviour and demand; exposure to counterparty risk; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Lloyds Bank Group’s or Lloyds Banking Group plc’s credit ratings; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of the Lloyds Bank Group’s securities; natural pandemic and other disasters; risks concerning borrower and counterparty credit quality; risks affecting defined benefit pension schemes; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Lloyds Bank Group; risks associated with the Lloyds Bank Group’s compliance with a wide range of laws and regulations; assessment related to resolution planning requirements; risks related to regulatory actions which may be taken in the event of a bank or Lloyds Bank Group or Lloyds Banking Group failure; exposure to legal, regulatory or competition proceedings, investigations or complaints; failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations; failure to prevent or detect any illegal or improper activities; operational risks including risks as a result of the failure of third party suppliers; conduct risk; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; technological failure; inadequate or failed internal or external processes or systems; risks relating to ESG matters, such as climate change (and achieving climate change ambitions) and decarbonisation, including the Lloyds Bank Group’s or the Lloyds Banking Group’s ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, and human rights issues; the impact of competitive conditions; failure to attract, retain and develop high calibre talent; the ability to achieve strategic objectives; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; inability to capture accurately the expected value from acquisitions; and assumptions and estimates that form the basis of the Lloyds Bank Group’s financial statements. A number of these influences and factors are beyond the Lloyds Bank Group’s control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Bank plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC’s website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Bank plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Bank plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today’s date, and the Lloyds Bank Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.
For additional information about factors that could cause Lloyds Bank Group’s results to differ materially from those described in the forward-looking statements, please see Item 3.D - “Risk Factors” beginning on page 3.
Enforceability of civil liabilities
The Bank is a public limited company incorporated under the laws of England. Most of the Bank’s directors and executive officers and certain of the experts named herein are residents of the UK. A substantial portion of the assets of the Bank, its subsidiaries and such persons, are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon all such persons or to enforce against them in US courts judgments obtained in such courts, including those predicated upon the civil liability provisions of the federal securities laws of the United States. Furthermore, the Bank has been advised by its solicitors that there is doubt as to the enforceability in the UK, in original actions or in actions for enforcement of judgments of US courts, of certain civil liabilities, including those predicated solely upon the federal securities laws of the United States.

2	Lloyds Bank plc Annual Report on Form 20-F 2024

Part I
Item 1. Identity of Directors, Senior Management and Advisers
Not applicable.

Item 2. Offer Statistics and Expected Timetable
Not applicable.

Item 3. Key Information
A.    [Reserved]
B.    Capitalization and indebtedness
Not applicable.

C.    Reason for the offer and use of proceeds
Not applicable.

D.    Risk factors
Set out below is a summary of certain risk factors which could affect Lloyds Bank Group’s future results and may cause them to differ from expected results materially. The factors discussed below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties that Lloyds Bank Group’s businesses face. This section should be read in conjunction with the more detailed information contained in this document, including as set forth in Item 4 - “Information on the Company” and Item 5 - “Operating and Financial Review and Prospects”. For information on Lloyds Bank Group’s risk management policies and procedures, see the section titled “Risk Management” under Item 5 - “Operating and Financial Review and Prospects”.
Economic and financial risks
1.Lloyds Bank Group’s businesses are subject to inherent and indirect risks arising from general macroeconomic conditions in the UK in particular, but also in the Eurozone, the US, Asia and globally
Lloyds Bank Group’s businesses are subject to inherent and indirect risks arising from general and sector-specific economic conditions in the markets in which it operates. Lloyds Bank Group is particularly exposed to economic conditions in the UK, where Lloyds Bank Group’s earnings are predominantly generated and its operations are concentrated, but it also has some credit exposure in countries outside the UK, and UK economic conditions are themselves heavily influenced by developments elsewhere in the global economy.
Economic risks
Weak or unstable economic conditions in the UK or globally can create a challenging operating environment for Lloyds Bank Group, manifested through developments such as reduced economic activity, increased unemployment, reduced personal income levels, increased cost of living, over-indebtedness and reduced corporate profitability. Such conditions can reduce borrowers’ ability to repay loans including by increasing corporate, small and medium-sized enterprises (“SME”) or personal insolvency rates, can increase tenant and other types of defaults, and raise realised losses on defaulting loans by decreasing property prices or the value of other collateral held as security. Moreover, divergence in economic performance between countries and regions could induce fluctuations in commodity prices and changes in foreign exchange rates.
Recent years have demonstrated the vulnerability of a highly interlinked global economy, as the COVID-19 pandemic triggered disruption to global supply chains at a scale not previously experienced, and the Russian invasion of Ukraine triggered a large rise in European energy prices. Other unexpected global developments could have similar consequences again. Monetary policy across the world has not yet succeeded in returning inflation back to target levels after these disruptions, creating elevated uncertainty for the future path of global interest rates and the stability of economic growth – keeping policy too tight for too long could prompt a slide into recession; loosening too quickly could re-ignite inflation pressures and require renewed policy tightening, again resulting in recession. Many asset prices have so far proved more resilient than expected to the rise in interest rates that has occurred over the past three years, but could weaken significantly if interest rates do not fall back as markets currently expect. Rising global protectionism – driven in part by a long period of stagnation in spending power for large parts of the developed-world’s population - adds to the policy difficulty as import-tariffs and re-shoring of production activity push upward on inflation in a way that they have not for many decades. High levels of government debt across the advanced economies combined with fiscal spending pressures from ageing populations and climate change raise risks of economic instability through periods of investor concern over debt sustainability, triggering surges in market interest rates and/or sudden reduction in government spending plans.
Geopolitical risks
Political and geopolitical developments could also affect the wider economic environment, as well as the financial condition of Lloyds Bank Group’s customers, clients and counterparties, including governments and other financial institutions. Any resulting adverse changes affecting the economies of the countries in which Lloyds Bank Group has significant direct and indirect credit exposures could have a material adverse effect on the Group’s results of operations, financial condition or prospects.
Lloyds Bank Group is also subject to risks from the domestic political sphere, including changes to public spending and fiscal policy. The UK experiences inequalities across incomes and regions, and although political intentions are to reduce such inequalities the implications for Lloyds Bank Group’s customers, financial condition and prospects are unclear due to the potential for unintended consequences of policy changes.
Geopolitical developments have the potential to accentuate the key economic risks in the current economic conjuncture, or to act as the trigger that upsets the finely balanced position of the global economic cycle. In particular, crystallisation of some geopolitical risks might be expected to simultaneously worsen the outlook for economic activity while adding to inflationary pressure through their impacts on commodity and energy markets and global supply chains. Such developments would mirror the twin supply-side shocks that emerged in the aftermath of the COVID-19 pandemic and Russia’s invasion of Ukraine and complicate the task of calibrating an appropriate setting of monetary policy.

3	Lloyds Bank plc Annual Report on Form 20-F 2024

Part I continued
Pertinent geopolitical risks include, but are not limited to, an escalation of conflict in the Middle East to include involvement of other sovereign states – most impactful for the global economy if energy supply from the region becomes significantly disrupted; a further escalation of Russia’s war in Ukraine to a wider conflict; further deterioration in the relationship between the US and China and the potential for conflict in Taiwan; strains in the relations between the US and other countries as a result of tariffs or other changes in economic policy as a result of the new presidential administration and more gradually, increasing barriers to free trade and diversity of supply chains as a result of inter-bloc economic competition and efforts to re-shore strategic production. Acts of terrorism or war are ever-present risks, and may increasingly take the form of cyber-attacks, either state-sponsored or not.
Other risks
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
Pertinent risks include, but are not confined to, risks relating to climate change, epidemiological and health-related developments, and technological disruptions, including from the wider adoption of artificial intelligence (“AI”).
Any of the above risks could have a material adverse effect on the results of operations, financial condition or prospects of Lloyds Bank Group.
2.Lloyds Bank Group’s businesses are subject to inherent and perceived risks concerning liquidity and funding, particularly if the availability of traditional sources of funding such as retail deposits or access to wholesale funding markets becomes more limited
Liquidity and funding continues to remain a key area of focus for Lloyds Bank Group and the industry as a whole. Like all major banks, Lloyds Bank Group is dependent on confidence in the short and long-term wholesale funding markets and Lloyds Bank Group’s ability to access those markets. Lloyds Bank Group relies on customer savings and transmission balances, as well as ongoing access to the global wholesale funding markets to meet its funding needs. The ability of Lloyds Bank Group to gain access to wholesale and retail funding sources on satisfactory economic terms depends on continued confidence in the Group’s soundness, and is subject to a number of factors outside its control, such as liquidity constraints, general market conditions, regulatory requirements, the encouraged or mandated repatriation of deposits by foreign wholesale or central bank depositors and the level of confidence in the UK banking system.
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
In addition, medium-term growth in Lloyds Bank Group’s lending activities will rely, in part, on the availability of retail deposit funding on appropriate terms, which is dependent on a variety of factors outside Lloyds Bank Group’s control, such as general macroeconomic conditions and market volatility, the confidence of retail depositors in the economy, the financial services industry and Lloyds Bank Group, as well as the availability and extent of deposit guarantees. Increases in the cost of retail deposit funding will impact on Lloyds Bank Group’s margins and affect profit, and a lack of availability of retail deposit funding could have a material adverse effect on its future growth. Any loss in consumer confidence in Lloyds Bank Group could significantly increase the amount of retail deposit withdrawals in a short period of time. See “Economic and Financial Risks – Lloyds Bank Group’s businesses are subject to inherent and indirect risks arising from general macroeconomic conditions in the UK in particular, but also in the Eurozone, the US, Asia and globally”.
Lloyds Bank Group makes use of central bank funding schemes such as the Bank of England’s (“BoE”) Term Funding Scheme with additional incentives for SMEs (the “TFSME”). Following the closure of this scheme in 2021, Lloyds Bank Group will have to replace matured drawings in the fourth quarter of 2025, 2027 and beyond, which could cause an increased dependence on term funding issuances. If the wholesale funding markets were to suffer stress or central bank provision of liquidity to the financial markets is abruptly curtailed, or Lloyds Bank Group’s credit ratings are downgraded, it is possible that wholesale funding will prove more difficult to obtain.
Any of the refinancing or liquidity risks mentioned above, in isolation or in concert, could have a material adverse effect on Lloyds Bank Group’s results of operations and its ability to meet its financial obligations as they fall due. For further information on how regulation may impact Lloyds Bank Group’s liquidity and funding, see “Regulatory and Legal Risks”.
3.A reduction in Lloyds Bank Group’s credit rating(s) could materially adversely affect Lloyds Bank Group’s results of operations, financial condition or prospects
Rating agencies regularly evaluate Lloyds Banking Group plc and Lloyds Bank Group, and their ratings of debt are based on a number of factors which can change over time, including Lloyds Bank Group’s financial strength as well as factors not entirely within its control, such as conditions affecting the financial services industry generally, and the legal and regulatory frameworks affecting its legal structure, business activities and the rights of its creditors. In light of the difficulties in the financial services industry and the financial markets, there can be no assurance that Lloyds Banking Group plc and Lloyds Bank Group will maintain their current rating(s). The credit rating agencies may also revise the ratings methodologies applicable to issuers within a particular industry or political or economic region. If credit rating agencies perceive there to be adverse changes in the factors affecting an issuer’s credit rating, including by virtue of change to applicable ratings methodologies, the credit rating agencies may downgrade, suspend or withdraw the ratings assigned to an issuer and/or its securities. A downgrade of an entity of Lloyds Bank Group may materially adversely affect the other individual Lloyds Banking Group entities, or Lloyds Banking Group as a whole. Downgrades of either Lloyds Banking Group’s credit rating(s) or Lloyds Bank Group’s and its rated subsidiaries’ credit rating(s) could lead to additional collateral posting and cash outflow, significantly increase Lloyds Bank Group’s borrowing costs, limit its issuance capacity in the capital markets and weaken Lloyds Bank Group’s competitive position in certain markets.

4	Lloyds Bank plc Annual Report on Form 20-F 2024

Part I continued
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
In addition, Lloyds Bank Group’s banking and trading activities are also subject to market movements. For example, changes in interest rate levels, yield curves and spreads affect the interest rate margin realised between lending and borrowing costs. The potential for future volatility and margin changes remains. As a result of competitive pressures in the market for loans and deposits, Lloyds Bank Group may be restricted in its ability to change interest rates applying to customers in response to changes in official and market rates resulting in reduced margins.
Changes in foreign exchange rates, including with respect to the US dollar and the Euro, may also have a material adverse effect on Lloyds Bank Group’s financial position and/or forecasted earnings. Please also see “Economic and Financial Risks – Lloyds Bank Group’s businesses are subject to inherent and indirect risks arising from general macroeconomic conditions in the UK in particular, but also in the Eurozone, the US, Asia and globally” and “Economic and Financial Risks – Lloyds Bank Group’s businesses are subject to inherent risks concerning borrower and counterparty credit quality which have affected and may adversely impact the recoverability and value of assets on Lloyds Bank Group’s balance sheet”.
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
Any of these factors could cause the value ultimately realised by Lloyds Bank Group for its securities and other investments to be lower than their current fair value or require Lloyds Bank Group to record further negative fair value adjustments, which may have a material adverse effect on its results of operations, financial condition or prospects. Please also see “Economic and Financial Risks – Lloyds Bank Group’s businesses are subject to inherent and indirect risks arising from general macroeconomic conditions in the UK in particular, but also in the Eurozone, the US, Asia and globally” and “Economic and Financial Risks – Lloyds Bank Group’s businesses are subject to inherent risks concerning borrower and counterparty credit quality which have affected and may adversely impact the recoverability and value of assets on Lloyds Bank Group’s balance sheet”.
6.Lloyds Bank Group’s businesses are subject to inherent risks concerning borrower and counterparty credit quality which have affected and may adversely impact the recoverability and value of assets on Lloyds Bank Group’s balance sheet
Lloyds Bank Group has exposures to many different products, counterparties, obligors and other contractual relationships and the credit quality of its exposures can have a significant impact on its earnings. Credit risk exposures are categorised as either “retail” or “corporate” and reflect the risks inherent in Lloyds Bank Group’s lending and lending-related activities.
Lending decisions, and decisions related to other exposures (including, but not limited to, undrawn commitments, derivative, equity, contingent and/or settlement risks), are dependent on Lloyds Bank Group’s assessment of each customer’s ability to repay and the value of any underlying security. Such assessments may also take into account future forecasts, which may be less reliable due to the uncertainty of their accuracy and probability. There is an inherent risk that Lloyds Bank Group has incorrectly assessed the credit quality and/or the ability or willingness of borrowers to repay, possibly as a result of incomplete or inaccurate disclosure by those borrowers or as a result of the inherent uncertainty that is involved in the exercise of constructing and using models to estimate the risk of lending to counterparties. Risks to Lloyds Bank Group may be exacerbated by the concentration of exposures in some areas, where a significant proportion of its business activities relate to a single obligor, related/connected group of obligors or a similar type of customer (borrower, sovereign, financial institution or central counterparty), product, industrial sector or geographic location, including the UK.
Adverse changes in the credit quality of Lloyds Bank Group’s UK and/or international borrowers and counterparties or collateral held in support of exposures, or in their behaviour or businesses, may reduce the value of Lloyds Bank Group’s assets and materially increase its write-downs and allowances for impairment losses. Credit risk can be affected by a range of factors outside Lloyds Bank Group’s control, which include but are not limited to an adverse economic environment (please see “Lloyds Bank Group’s businesses are subject to inherent and indirect risks arising from general macroeconomic conditions in the UK in particular, but also in the Eurozone, the US, Asia and globally”) and an increase in credit spreads, reduced physical and financial asset values, changes in foreign exchange rates or interest rates, changes in consumer and customer demands and requirements, changes in the credit rating of individual counterparties, changes to insolvency regimes which make it harder to enforce against counterparties, counterparty challenges to the interpretation or validity of contractual arrangements, negative reputational impact or direct campaigns which adversely impact customers, industries or sectors and any external factors of a political, legislative, environmental or regulatory nature, including changes in accounting rules and changes to tax legislation and rates.

5	Lloyds Bank plc Annual Report on Form 20-F 2024

Part I continued
Lloyds Bank Group’s credit exposure includes both unsecured and secured exposures. The importance of residential mortgage lending (in the UK and, to a lesser extent, the Netherlands) and commercial real estate lending, including lending secured against secondary and tertiary commercial property assets in the UK, gives Lloyds Bank Group significant exposure to impacts of changes in property values. Any significant fall in prices, and reduced rental payments and/or increases in tenant defaults alongside, would lead to higher impairment charges which could materially affect Lloyds Bank Group’s overall results of operations, financial condition or prospects. The large rise in interest rates since 2021, and the uncertain outlook for their future trajectory, has raised the risk of such price declines. Risks to the housing market are growing because of elevated mortgage rates and tightening lending standards, which may result in adjustments to housing valuations. Customers’ aggregate mortgage costs continue to rise even though new mortgage rates have fallen back from their 2022-23 peaks, as refinancing of fixed rate mortgages taken out prior to 2022 continues. ‘Payment shock’ could be large for some of these borrowers encouraging down-sizing, and combined with the drag on first-time buyer activity from higher interest rates, could increase the supply of property for sale more than demand putting downward pressure on prices.
Rising mortgage costs are also driving rents higher, as landlord costs have increased and the rate of migration of households from renting to ownership has fallen. Thus, both mortgaged and renting households are experiencing a squeeze on disposable income, which can impact the affordability of all household borrowing, including mortgages and other consumer borrowing (e.g. credit cards or unsecured personal loans), and could lead to an increase in delinquencies, defaults and higher impairment charges on both secured and unsecured retail exposures. Other cost of living increases in recent years (particularly with respect to energy and food prices) have been most impactful for lower-income households, which may put further pressure on the ability of certain households to maintain payments on borrowing, much of which is likely to be unsecured.
Lloyds Bank Group also has exposure to vehicle prices through its vehicle financing subsidiaries. Vehicle prices can be volatile, as seen in recent years. Any significant deterioration in used vehicle prices can have a large negative impact on the profitability of existing vehicle finance contracts. In addition, the transition of the motor sector from vehicles with internal combustion engines to electric vehicles may result in an increased imbalance of supply vs demand of second hand vehicles which could push down average vehicle prices, resulting in increased provisions, losses and accelerated depreciation charges.
Lloyds Bank Group’s corporate lending portfolio contains substantial exposure to large and mid-sized, public and private companies. These exposures are subject to credit risk driven by economic, geopolitical and other risks (please see “Economic and Financial Risks – Lloyds Bank Group’s businesses are subject to inherent and indirect risks arising from general macroeconomic conditions in the UK in particular, but also in the Eurozone, the US, Asia and globally”). Risks may come from changes in customers’ revenues or costs driven by pressures from their own customers or suppliers, or may come from customers’ own financial robustness including exposure to changes in interest rates or foreign exchange rates. Where debt levels are high or debt payments high relative to revenues, customers are subject to refinancing risk (which is currently elevated due to the large rise in interest rates since 2021). Companies have experienced unusually large increases in costs (staff, energy, and raw materials) in recent years, and not all has been passed on in pricing, leaving average profitability lower than usual and increasing credit risk.
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
Lloyds Bank Group has significant credit exposure to certain individual counterparties in higher risk and cyclical asset classes and sectors (such as commercial real estate, financial intermediation, manufacturing, leveraged lending, oil and gas, hotels, commodities trading, infrastructure and project finance, automotive, construction, agriculture, consumer-related sectors (such as retail, passenger transport and leisure), house builders and outsourcing services). Lloyds Bank Group’s corporate and financial institution portfolios are also susceptible to "fallen angel" risk, i.e. the probability of significant default increases following material unexpected events, resulting in the potential for large losses. As in the UK, Lloyds Bank Group’s lending business overseas is also exposed to a small number of long-term customer relationships and these single name concentrations place the Group at risk of increased loss should default occur.
In addition, climate change and transition targets are likely to have a significant impact on many of Lloyds Bank Group’s customers, as well as on various industry sectors that Lloyds Bank Group operates in. There is a risk that borrower and counterparty credit quality and collateral/asset valuations could be adversely affected as a result of these changes. See also “Business and Operational Risks – Lloyds Bank Group is subject to the financial and non-financial risks related with ESG matters, for example, climate change and human rights issues”.
Financial institutions and financial markets
Any disruption to the liquidity or transparency of the financial markets may result in Lloyds Bank Group’s inability to sell or syndicate securities, loans or other instruments or positions held (including through underwriting), thereby leading to concentrations in these positions. These positions and concentrations could expose Lloyds Bank Group to losses or increased losses if the mark-to-market value of the securities, loans or other instruments or positions declines causing Lloyds Bank Group to take write-downs. Moreover, the inability to reduce Lloyds Bank Group’s positions not only increases the market and credit risks associated with such positions, but also increases the level of risk-weighted assets on Lloyds Bank Group’s balance sheet, thereby increasing its capital requirements and funding costs, all of which could materially adversely affect Lloyds Bank Group’s results of operations, financial condition or prospects. Financial markets turbulence could result in reductions in the value of financial collateral, requiring counterparties to post additional funds. Instances where counterparties are unable to meet these margin calls, whether due to operational issues, failure of Lloyds Bank Group’s counterparties receiving funds expected from their own counterparties or a lack of borrower liquidity, could place Lloyds Bank Group at risk of loss should default occur.

6	Lloyds Bank plc Annual Report on Form 20-F 2024

Part I continued
The highly interconnected nature of the financial services ecosystem exposes Lloyds Bank Group to a heightened level of contagion and systemic risk. Despite the diversified range of products and services offered by Lloyds Bank Group (across a range of sectors and geographies), the underlying commonalities in exposures can lead to unexpected levels of concentration and correlation risk once aggregated across clients and sectors. For example, this may include: (i) similarities in security to support lending and trading activity; (ii) common use of, and exposure to, core financial services infrastructure (such as custodians, clearing houses and payment banks); and (iii) underlying exposures being governed by the same regulation. Although the exposure to certain risk types, including but not limited to credit, will vary across different areas of Lloyds Bank Group, this interconnectedness results in a higher propensity for risk transfer, both internally and across the wider financial services sector, meaning the financial quantification of risk is difficult. The shadow banking sector, which is the provision of credit intermediation to borrowers by institutions which are not formally regulated as banks, has grown significantly in recent years, and now represents a significant proportion of the global financial system, giving rise to indirect risks across the financial system, through interconnectedness and asset price volatility. Whilst Lloyds Bank Group monitors and controls direct exposure to the shadow banking sectors, Lloyds Bank Group remains at risk from direct and indirect risks, which could materially increase its write-downs and allowances for impairment losses. Please also see “Economic and Financial Risks – Lloyds Bank Group’s businesses are subject to inherent and indirect risks arising from general macroeconomic conditions in the UK in particular, but also in the Eurozone, the US, Asia and globally”.
7.Lloyds Bank Group’s defined benefit pension schemes are subject to longevity and market risks
Lloyds Bank Group’s defined benefit pension schemes are exposed to longevity risk. Increases in life expectancy (longevity) beyond current allowances will increase the cost of pension scheme benefits. Adverse market movements may also have an adverse effect upon the financial condition of the defined benefit pension schemes. Scheme assets are invested in a diversified portfolio of debt securities, equities and other return-seeking assets. If the assets underperform the discount rate used to calculate the defined benefit obligation, this will reduce the surplus or increase the deficit. Adverse developments in any of these factors could adversely affect Lloyds Bank Group’s financial conditions, results of operations or prospects.
8.Lloyds Bank Group may be required to record Credit Value Adjustments, Funding Value Adjustments and Debit Value Adjustments on its derivative portfolio, which could have a material adverse effect on its results of operations, financial condition or prospects
Lloyds Bank Group seeks to limit and manage counterparty credit risk exposure to market counterparties. Credit Value Adjustment (“CVA”) and Funding Value Adjustment (“FVA”) reserves are held against uncollateralised derivative exposures and a risk management framework is in place to mitigate the impact on income of reserve value changes. CVA is an expected loss calculation that incorporates current market factors including counterparty credit spreads. FVA reserves are held to capitalise the cost of funding uncollateralised derivative exposures. Lloyds Bank Group also calculates a Debit Value Adjustment to reflect own credit spread risk as part of the fair value of derivative liabilities.
Deterioration in the creditworthiness of financial counterparties, or large adverse financial market movements could impact the size of CVA and FVA reserves and result in a material charge to Lloyds Bank Group’s profit and loss account which could have a material adverse effect on its results of operations, financial condition or prospects.
Regulatory and legal risks
1.Lloyds Bank Group and its businesses are subject to substantial regulation and oversight. Adverse legal or regulatory developments could have a material adverse effect on Lloyds Bank Group’s business, results of operations, financial condition or prospects
Lloyds Bank Group and its businesses are subject to legislation, laws, regulation, court proceedings, policies and voluntary codes of practice in the UK, the EU, the US and the other markets in which it operates. Adverse legal or regulatory developments could have a material adverse effect on Lloyds Bank Group’s business, results of operations, financial condition or prospects including from events which are beyond its control, such as:
(i)external bodies applying or interpreting standards, laws, regulations or contracts differently to Lloyds Bank Group;
(ii)changes to the prudential or wider regulatory environment;
(iii)changes in competitive and pricing environments, including markets investigations, or one or more of Lloyds Bank Group’s regulators intervening to mandate the pricing of Lloyds Bank Group’s products as a consumer protection measure;
(iv)one or more of Lloyds Bank Group’s regulators intervening to prevent or delay the launch of a product or service, or prohibiting an existing product or service or otherwise intervening to change the way in which a product or service is marketed, sold or operated;
(v)further requirements relating to financial or non-financial reporting, corporate governance, corporate structure and conduct of business and employee compensation;
(vi)expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership;
(vii)changes to regulation and legislation relating to economic and trading sanctions, money laundering and terrorist financing;
(viii)developments in the international or national legal environment resulting in regulation, legislation and/or litigation targeting entities such as Lloyds Bank Group for investing in, or lending to, organisations deemed to be responsible for, or contributing to, climate change; and
(ix)legal or regulatory changes which influence business strategy, particularly the rate of growth of the business, or which impose conditions on the sales and servicing of products which have the effect of making such products unprofitable or unattractive to sell.
These laws and regulations include increased regulatory oversight, particularly in respect of conduct issues, data protection, product governance and prudential regulatory developments, including ring-fencing. The rapid development of financial services technologies and digital assets is likely to have commensurate impact on the pace of regulatory change.
Unfavourable developments across any of these areas, both in and outside the UK, including as a result of the factors above could materially affect Lloyds Bank Group’s ability to maintain appropriate liquidity or capital, increase its funding costs, constrain the operation of its business and/or have a material adverse effect on its business, results of operations, financial condition or prospects.
2.The financial impact of legal or other proceedings and regulatory risks may be material and is difficult to quantify. Amounts eventually paid may materially exceed the amount of provisions set aside to cover such risks, or existing provisions may need to be materially increased in response to changing circumstances
Where provisions have already been taken in published financial statements of Lloyds Bank Group or results announcements for ongoing legal or regulatory matters, these have been recognised, in accordance with IAS 37 (“Provisions, Contingent Liabilities and Contingent Assets”) (“IAS 37”), as the best estimate of the expenditure required to settle the obligation as at the reporting date. Such estimates are inherently uncertain, and it is possible that the eventual outcomes may differ materially from current estimates, resulting in future increases or decreases to the required provisions, or actual losses that exceed or fall short of the provisions taken.
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

7	Lloyds Bank plc Annual Report on Form 20-F 2024

Part I continued
Lloyds Bank Group recognised a £450 million provision in 2023 for the potential impact of the FCA review into historical motor finance commission arrangements and sales announced in January 2024. In the fourth quarter of 2024, a further £700 million provision has been recognised in relation to motor finance commission arrangements, in light of the Court of Appeal (“CoA”) decisions handed down in their judgment in Wrench, Johnson and Hopcraft (“WJH”) in October 2024, which goes beyond the scope of the original FCA motor finance commissions review. The CoA judgment in WJH, determined that motor dealers acting as credit brokers owe certain duties to disclose to their customers commission payable to them by lenders, and that lenders will be liable for dealers’ non-disclosures. This sets a higher bar for the disclosure of and consent to the existence, nature, and quantum of any commission paid than had been understood to be required or applied across the motor finance industry prior to the decision. Lloyds Bank Group’s understanding of compliant disclosure was built on FCA and other regulatory guidance and previous legal authorities. These CoA decisions relate to commission disclosure and consent obligations, which go beyond the scope of the current FCA motor finance commissions review. The Supreme Court granted the relevant lenders permission to appeal the WJH judgment and the substantive hearing is scheduled to be heard on 1 April to 3 April 2025. Following the WJH decision, the FCA extended their temporary complaint handling rules in relation to discretionary commission arrangements (DCA) complaints to include non-DCA commission complaints until December 2025. The FCA has also announced that it intends to set out next steps in its review into DCAs in May 2025 and hopes to provide an update on motor finance non-DCA complaints at the same time, but its next steps in relation to both types of complaint will depend on the progress of the appeal to the Supreme Court of WJH and the timing and nature of any decision. In addition, there are a number of other relevant judicial proceedings which may influence the eventual outcome, including a judicial review (which is now subject to appeal) of a final decision by the Financial Ombudsman Service (FOS) against another lender that was heard in October 2024. Lloyds Bank Group continues to receive complaints as well as claims in the County Courts in respect of motor finance commissions. A large number of those claims have been stayed, as has a claim in the Competition Appeal Tribunal. In establishing the provision estimate, Lloyds Bank Group has created a number of scenarios to address uncertainties around a number of key assumptions. These include the potential outcomes of the Supreme Court appeal, any steps that the FCA may take and outcomes in relation to the extent of harm and remedies. Other key assumptions include applicable commission models, commission rates, time periods, response rates, uphold rates, levels of redress / interest applied and costs to deliver. Lloyds Bank Group will continue to assess developments and potential impacts, including the outcome of the appeals, any announcement by the FCA of their next steps, and any action by other regulators or government bodies. Given that there is a significant level of uncertainty in terms of the eventual outcome, the ultimate financial impact could materially differ from the amount provided.
In 2017, the FCA introduced a cut-off date of 29 August 2019 for customer PPI complaints. The courts are not bound by the FCA’s complaints deadline. Customers therefore can continue to bring litigation claims beyond the FCA’s deadline for complaints, which could have a material adverse effect on Lloyds Bank Group’s reputation, business, financial condition, results of operations and prospects. Lloyds Bank Group continues to challenge PPI litigation cases, with mainly operational costs and legal fees associated with litigation activity recognised within regulatory and legal provisions.
Also, climate and sustainability-related disclosures are a rapidly evolving area and increasingly expose Lloyds Bank Group to risk in the face of legal and regulatory expectations, regulatory enforcement and class action risk. Lloyds Bank Group in the UK and elsewhere is increasingly becoming subject to more extensive climate and sustainability-related legal and regulatory requirements. In the UK, these include mandatory requirements by the FCA and under the Companies Act 2006 to make climate-related disclosures consistent with the recommendations of the Task Force on Climate related Financial Disclosures (“TCFD”). In addition, the UK government has announced plans to establish a framework to assess the suitability of the UK-endorsed International Sustainability Standards Board (“ISSB”) standards IFRS S1 and IFRS S2 for endorsement in the UK. If this assessment process concludes with an affirmative endorsement decision, it would result in the creation of the first two UK Sustainability Reporting Standards (“SRS”). The UK government aims to consult on the exposure drafts of UK SRS in the first quarter of 2025. These standards will form part of a wider Sustainability Disclosure Reporting framework led by HM Treasury. Further regulatory requirements may emerge as part of the developing UK and European sustainability-related disclosure requirements. In some jurisdictions, particularly the United States, regulatory and enforcement activity around climate and sustainability initiatives is becoming increasingly politicised. This has resulted in a polarisation between promoting more extensive climate and sustainability-related requirements, and challenging climate, nature and sustainability-related initiatives on the basis of allegations that they could breach applicable laws. In summary, the current and expected regulatory developments in climate and sustainability-related disclosures further expose Lloyds Bank Group to regulatory enforcement and class action risk.
Further, no assurance can be given that Lloyds Bank Group will not incur liability in connection with any past, current or future non-compliance with legislation or regulation, and any such non-compliance could be significant and materially adversely affect its reputation, business, financial condition, results of operations and prospects.
3.Lloyds Bank Group faces risks associated with its compliance with a wide range of laws and regulations
Lloyds Bank Group is exposed to risk associated with compliance with laws and regulations, including:
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

8	Lloyds Bank plc Annual Report on Form 20-F 2024

Part I continued
Regulatory and legal actions pose a number of risks to Lloyds Bank Group, including substantial monetary damages or fines, the amounts of which are difficult to predict and may exceed the amount of provisions set aside to cover such risks. See “Regulatory and Legal Risks – The financial impact of legal or other proceedings and regulatory risks may be material and is difficult to quantify. Amounts eventually paid may materially exceed the amount of provisions set aside to cover such risks, or existing provisions may need to be materially increased in response to changing circumstances”. In addition, Lloyds Bank Group may be subject, including as a result of regulatory actions, to other penalties and injunctive relief, civil or private litigation arising out of a regulatory investigation or otherwise, the potential for criminal prosecution in certain circumstances and regulatory restrictions on Lloyds Bank Group’s business, including the potential requirement to hold additional capital, all of which can have a negative effect on Lloyds Bank Group’s reputation as well as taking a significant amount of management time and resources away from the implementation of its strategy.
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
Regulatory divergence, including for example with respect to Payment Service Regulations, Consumer Credit Directive, General Data Protection Regulations and Edinburgh Reforms, as a consequence of the UK’s exit from the EU and developments in both the UK and the EU, is likely to result in increased compliance costs on Lloyds Bank Group and potential barriers to cross-border trade in financial services and loss of customers. The Financial Services and Markets Act 2023 (“FSMA”) revokes retained EU law on financial services and markets and gives HM Treasury broad powers to make regulations restating and revising that law and designating additional activities for regulation in the UK.
General changes in government, central bank or regulatory policy, or changes in regulatory regimes may influence investor decisions in particular markets in which Lloyds Bank Group operates, and which may change the structure of those markets and the products offered or may increase the costs of doing business in those markets.
4.Lloyds Bank Group is subject to the risk of having insufficient capital resources and/or not meeting liquidity requirements
Under PRA requirements, Lloyds Bank Group (as the ring-fenced bank sub-group) became subject to prudential requirements on a sub-consolidated basis from 1 January 2019. These requirements are in addition to the requirements that the Bank must meet under the existing prudential regime on an individual basis.
If the Bank and/or Lloyds Bank Group has, or is perceived to have, a shortage of regulatory capital and/or is, or is perceived to be, unable to meet its regulatory minimum liquidity requirements, then it may be subject to regulatory interventions and actions and may suffer a loss of confidence in the market with the result that access to sources of liquidity and funding may become constrained, more expensive or unavailable. This, in turn, may affect Lloyds Bank Group’s capacity to continue its business operations, pay future dividends to its parent and make other distributions or pursue acquisitions or other strategic opportunities, impacting future growth potential.
See also the risk factor above entitled “Economic and Financial Risks - Lloyds Bank Group’s businesses are subject to inherent and perceived risks concerning liquidity and funding, particularly if the availability of traditional sources of funding such as retail deposits or the access to wholesale funding markets becomes more limited”.
A shortage of capital could arise, including from (i) a depletion of Lloyds Bank Group and/or the Bank’s capital resources through increased costs or liabilities and reduced asset values which could arise as a result of the crystallisation of credit-related risks, regulatory and legal risks, business and economic risks, operational risks, financial soundness-related risks and other risks; and/or (ii) changes to the actual level of risk faced by Lloyds Bank Group and/or the Bank requiring higher capital to be held; and/or (iii) changes required by legislation or set by the regulatory authorities increasing the amount of minimum capital requirements and/or the risk weightings applicable to its assets.
Lloyds Bank Group and/or the Bank may address a shortage of capital by acting to reduce leverage exposures and/or risk-weighted assets, for example by way of business disposals. Such actions may impact the profitability of Lloyds Bank Group.
Whilst Lloyds Bank Group monitors current and expected future capital requirements, minimum requirements for own funds and eligible liabilities (“MREL”), leverage and liquidity requirements, and seeks to manage and plan its prudential position accordingly and on the basis of current assumptions regarding future regulatory requirements, there can be no assurance that the assumptions will be accurate in all respects or that it will not be required to take additional measures to strengthen its capital, MREL, leverage or liquidity position. Market expectations as to capital and liquidity levels may also increase, driven by, for example, the capital and liquidity levels (or targets) of peer banking groups. In addition, because Lloyds Banking Group operates with a single point of entry resolution strategy, whereby Lloyds Banking Group plc is the only Lloyds Banking Group entity which is permitted to issue own funds and MREL instruments to external creditors, from a capital perspective, any new capital or MREL issuances for Lloyds Bank Group and/or the Bank will be dependent on Lloyds Banking Group having sufficient resources available or the ability to raise capital or MREL and then downstream.
Lloyds Bank Group’s borrowing costs and access to capital markets, as well as its ability to lend or carry out certain aspects of its business, could also be affected by future prudential regulatory developments in the UK and in other jurisdictions to which Lloyds Bank Group has exposure.
Any of the risks mentioned above could have a material adverse effect on Lloyds Bank Group’s capital resources and/or liquidity, results of operations, its ability to continue its business operations and its financial condition or prospects. Please also see “Economic and Financial Risks – Lloyds Bank Group’s businesses are subject to inherent and perceived risks concerning liquidity and funding, particularly if the availability of traditional sources of funding such as retail deposits or the access to wholesale funding markets becomes more limited”.
5.Lloyds Bank Group must comply with anti-money laundering, counter terrorist financing, anti-bribery, fraud and sanctions regulations
Lloyds Bank Group is required to comply with applicable anti-money laundering, anti-terrorism, sanctions, anti-bribery and other laws and regulations in the jurisdictions in which it operates. These extensive laws and regulations require Lloyds Bank Group, amongst other things, to adopt and enforce “know your customer” policies and procedures and to report suspicions of money laundering and terrorist financing, and in some countries specific transactions to the applicable regulatory authorities. These laws and regulations have become increasingly complex and detailed, require robust systems and sophisticated monitoring and compliance personnel, and have become the subject of enhanced government and regulatory supervision. Lloyds Bank Group prohibits relationships and transactions related to sanctions targets and prohibited jurisdictions. This is reflected in a Group-wide economic crime prevention policy, which is reviewed regularly. Where relationships and transactions involving sanctions are identified through Lloyds Bank Group’s sanctions control framework, they are reported to the relevant regulatory body. Furthermore, failure to comply with trade and economic sanctions, both primary and secondary (which are frequently subject to change by relevant governments and agencies in the jurisdictions in which Lloyds Bank Group operates), may result in the imposition of fines and other penalties on the Group, including the revocation of licences.

9	Lloyds Bank plc Annual Report on Form 20-F 2024

Part I continued
Lloyds Bank Group has adopted policies and procedures aimed at detecting and preventing the use of its banking network and services for money laundering, financing terrorism, bribery, tax evasion, human trafficking, modern day slavery, wildlife trafficking and related activities. These controls, however, may not eliminate instances where third parties seek to use Lloyds Bank Group’s products and services to engage in illegal or improper activities. In addition, Lloyds Bank Group, to a large degree, relies upon its relevant counterparties to maintain and properly apply their own appropriate anti-money laundering procedures. Such measures, procedures and compliance may not be effective in preventing third parties from using Lloyds Bank Group (and its relevant counterparties) as a conduit for money laundering and terrorist financing (including illegal cash operations) without Lloyds Bank Group’s (and its relevant counterparties’) knowledge. In the course of its business, Lloyds Bank Group engages in discussions with the PRA, FCA and other UK and overseas regulators on a range of matters including in relation to anti-money laundering. If Lloyds Bank Group is associated with, or even accused of being associated with, or becomes a party to, money laundering or terrorist financing, its reputation could suffer and it could become subject to fines, sanctions and/or legal enforcement (including being added to any “restricted lists” that would prohibit certain parties from engaging in transactions with Lloyds Bank Group) as well as claims and allegations, any one of which could have a material adverse effect on its results of operations, financial condition and prospects.
Lloyds Bank Group is also exposed to risk of fraud and other criminal activities (both internal and external) Fraudsters may target any of Lloyds Bank Group’s products, services and delivery channels, including lending, internet banking, payments, bank accounts and cards. Fraud losses and their impacts on customers and the wider society are now an increasing priority for consumer groups, regulators and the UK Government. This may result in financial loss to Lloyds Bank Group and/or its customers, poor customer experience, reputational damage, potential litigation and regulatory proceedings.
Any weakness in Lloyds Bank Group’s processes, systems or security could have an adverse effect on Lloyds Bank Group’s results and negatively impact customers, which may lead to an increase in complaints and damage to Lloyds Bank Group’s reputation and expose Lloyds Bank Group to liability.
6.Lloyds Banking Group, including Lloyds Bank Group, is subject to resolution planning requirements, which could have an adverse impact on Lloyds Bank Group’s business
In July 2019, the BoE and the PRA published final rules for a resolvability assessment framework (the “Resolvability Assessment Framework”), and full implementation of the framework became effective from 1 January 2022. This requires Lloyds Banking Group to carry out a detailed assessment of its preparations for resolution and publicly disclose this on a periodic basis. The BoE published the results of their second assessment of Lloyds Banking Group’s preparations for resolution on 6 August 2024. The BoE identified one area for further enhancement and no shortcomings, deficiencies or substantive impediments to resolvability. The area for further enhancement is with respect to Lloyds Banking Group’s approach to achieving the Adequate Financial Resources outcome, relating to Lloyds Banking Group’s Valuations capabilities. Lloyds Banking Group is committed to continue enhancing its capabilities and assurance and will work towards addressing the BoE’s findings and targeted work across resolution. In the event the outcome of future assessments as part of the Resolvability Assessment Framework result in the BoE identifying deficiencies or substantive impediments to resolvability, there may be further direction from the BoE to remove impediments to ensure the effective exercise of stabilisation powers which could affect the way in which Lloyds Banking Group manages its business and ultimately impact the profitability of Lloyds Bank Group. In addition, the public disclosure of the outcome of such assessments may affect the way Lloyds Banking Group is perceived by the market which, in turn, may affect the secondary market value of securities issued by the Bank and members of Lloyds Bank Group.
7.Lloyds Banking Group including Lloyds Bank Group is subject to regulatory actions which may be taken in the event of a bank or Lloyds Banking Group failure
Under the Banking Act 2009, as amended, (the “Banking Act”), substantial powers have been granted to HM Treasury, the BoE, the PRA and the FCA (together, the “Authorities”) as part of the special resolution regime (the “SRR”). These powers enable the Authorities to deal with and stabilise UK-incorporated institutions with permission to accept deposits (including the Bank and other members of Lloyds Bank Group) if they are failing or are likely to fail to satisfy certain threshold conditions.
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
Under the Banking Act, powers are granted to the BoE which include, but are not limited to: (i) a mandatory “write-down and conversion power” relating to Tier 1 and Tier 2 capital instruments and (ii) a “bail-in” power relating to the capital instruments and the vast majority of unsecured liabilities (including the senior unsecured debt securities issued by the Bank and members of Lloyds Bank Group). While Lloyds Banking Group plc is currently the resolution entity for Lloyds Banking Group pursuant to the BoE’s “single point of entry” resolution model, bail-in is capable of being applied to all of the Bank and members of Lloyds Bank Group’s senior unsecured and subordinated debt instruments with a remaining maturity of greater than seven days. Such loss absorption powers give the BoE the ability to write-down or write-off all or a portion of the claims of certain securities of a failing institution or group and/or to convert certain debt claims into another security, including ordinary shares of the surviving group entity, if any. Such resulting ordinary shares may be subject to severe dilution, transfer for no consideration, write-down or write-off. The Banking Act specifies the order in which the mandatory write-down and conversion power and the bail-in tool should be applied, reflecting the hierarchy of capital instruments under Regulation (EU) No 575/2013 (as amended) as it forms part of domestic law by virtue of the EUWA and related legislation, with certain amendments (the “Capital Requirements Regulation”) and otherwise respecting the hierarchy of claims in an ordinary insolvency. Furthermore, the BoE has published a statement in regards to the UK creditor hierarchy which explains that the UK’s bank resolution framework has a clear statutory order in which shareholders and creditors would bear losses in a resolution or insolvency scenario and that Additional Tier 1 instruments rank ahead of CET1 and behind Tier 2 in the hierarchy. Holders of such instruments should expect to be exposed to losses in resolution or insolvency in the order of their positions in this hierarchy. Moreover, the Banking Act and secondary legislation made thereunder provides certain limited safeguards for creditors in specific circumstances. For example, a holder of debt securities issued by the Bank should not suffer a worse outcome as a result of resolution proceedings than it would in insolvency proceedings. However, this “no creditor worse off” safeguard may not apply in relation to an application of the write-down and conversion power in circumstances where a stabilisation power is not also used. The exercise of mandatory write-down and conversion power, or other stabilisation powers under the Banking Act, or any suggestion of such exercise could materially adversely affect the rights of the holders of equity and debt securities and the price or value of their investment and/or the ability of Lloyds Bank Group to satisfy its obligations under such debt securities.

10	Lloyds Bank plc Annual Report on Form 20-F 2024

Part I continued
The BoE also has powers to amend the terms of contracts (for example, varying the maturity of a debt instrument) and to override events of default or termination rights that might be invoked as a result of the exercise of the resolution powers, which could have a material adverse effect on the rights of holders of the equity and debt securities issued by the Bank and members of Lloyds Bank Group, including through a material adverse effect on the price of such securities. The Banking Act also gives the BoE the power to override, vary or impose contractual obligations between a UK bank, its holding company and its group undertakings for reasonable consideration, in order to enable any transferee or successor bank to operate effectively. There is also power for HM Treasury to amend the law (excluding provisions made by or under the Banking Act) for the purpose of enabling it to use the regime powers effectively, potentially with retrospective effect.
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
The MREL applies to UK financial institutions and mandates the issuance of a minimum level of own funds and debt instruments that are capable of being written-down or converted to equity in order to prevent a financial institution or its group from failing in a crisis. From 1 January 2022, Lloyds Banking Group plc and its material subsidiaries including the Bank have been required to maintain a minimum level of MREL resources in line with the BoE’s MREL statement of policy (“MREL SoP”), being the higher of 2 times Pillar 1 plus 2 times Pillar 2A, or 6.5% of the UK leverage ratio exposure measure, calculated on a sub consolidated basis and on an individual basis.
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
Business and operational risks
1.Lloyds Bank Group is exposed to operational risks, including the failure to build sufficient resilience into business operations, and underlying infrastructure and controls, as well as risks which may arise as a result of the failure of third party services
Lloyds Bank Group defines operational risks, as the risk of actual or potential impact to Lloyds Bank Group (financial and/or non-financial) resulting from inadequate or failed internal processes, people, and systems or from external events. Resilience is core to the management of operational risk within Lloyds Bank Group to ensure that business processes (including those that are outsourced) can withstand operational risks and can respond to and meet customer and stakeholder needs when continuity of operations is compromised. Lloyds Bank Group’s businesses are dependent on the accurate and efficient processing and reporting of, and of the Group’s compliance with, a high volume of complex transactions across a diverse set of products and services. These products, services and transactions are in different currencies and subject to different legal and regulatory regimes. Any weakness or errors in these processes or systems and any non-compliance could lead to an impact on Lloyds Bank Group’s results, the reporting of such results, the ability to deliver appropriate customer outcomes which may lead to an increase in complaints, litigation, enforcement action and/or damage to the reputation of Lloyds Bank Group, or impact the Group’s financial performance.
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
Lloyds Bank Group uses a range of third party suppliers to support the delivery of its strategy. These third party suppliers also expose Lloyds Bank Group to operational risk, through their own supplier relationships, internal processes, people and systems. Failure to appropriately manage and oversee these third party risks could impact Lloyds Bank Group’s ability to effectively achieve its customer, operational or business needs and could have a material effect on the Group’s business and financial position. Whilst the Group undertakes assurance and oversight of its suppliers to mitigate these risks, it remains possible that these risks could result in: a failure, delay or disruption in the provision of services to customers or adversely impact the performance by the Group, the Group facing unanticipated financial or reputational harm, or becoming subject to litigation or regulatory investigations and actions. Changing these third party vendors or moving critical services from one provider to another could pose additional transition risk.

11	Lloyds Bank plc Annual Report on Form 20-F 2024

Part I continued
2.Lloyds Bank Group is exposed to conduct risk
Lloyds Bank Group is exposed to various forms of conduct risk in its operations. Conduct risk is the risk of Group activities, behaviours, strategy or business planning, having an adverse impact on outcomes for customers, undermining the integrity of the market or distort competition, which could lead to regulatory censure, reputational damage or financial loss. Such risks are inherent in financial services. Forms of conduct risk include business and strategic planning, processes and systems that do not sufficiently consider customer needs which could lead to customers not receiving the best outcome to meet their needs, products and services that do not offer fair value (which could lead to customer harm) products being offered to customers that are not sustainable (which could lead to customers unfairly falling into arrears) ineffective management and monitoring of products and their distribution (which could result in customer harm), customer communications that are unclear, unfair, misleading or untimely (which could impact customer decision making and result in customer harm), a culture that is not sufficiently customer-centric (potentially driving improper decision making and customer harm), outsourcing of customer service and product delivery via third parties that do not have the same level of control, oversight and customer-centric culture as Lloyds Bank Group (which could result in potentially unfair or inconsistent customer outcomes), the possibility of alleged mis-selling of financial products (which could require amendments to sales processes, withdrawal of products or the provision of restitution to affected customers, all of which may require additional provisions in Lloyds Bank Group’s financial accounts), ineffective management of customer complaints or claims (which could result in customer harm), ineffective processes or procedures to support customers, including those in potentially vulnerable circumstances (which could result in customer harm), and poor governance of colleagues’ incentives and rewards and approval of schemes which result in customer harm. Ineffective management and oversight of legacy conduct issues can also result in customers who are undergoing remediation being unfairly treated and therefore further rectification being required, including at the direction of regulators.
Lloyds Bank Group is also exposed to the risk of engaging in, or failing to manage, conduct which could constitute market abuse, undermine the integrity of a market in which it is active, distort competition or create conflicts of interest. Each of these risks can lead to regulatory censure, reputational damage, regulatory intervention/enforcement, the imposition of lengthy remedial redress programmes and financial penalties or other loss for Lloyds Bank Group, all of which could have a material adverse effect on its results of operations, financial condition or prospects. Please also see “Regulatory and legal risks – The financial impact of legal or other proceedings and regulatory risks may be material and is difficult to quantify. Amounts eventually paid may materially exceed the amount of provisions set aside to cover such risks, or existing provisions may need to be materially increased in response to changing circumstances.”
3.Lloyds Bank Group’s business is subject to risks related to cybercrime and technological failure
Cyber-threats are constantly evolving and increasing in terms of complexity, frequency, impact and severity. The financial sector remains a primary target for cybercriminals. Attempts are made on a regular basis to compromise Lloyds Bank Group’s IT systems and services, and to steal customer and bank data. Additionally, internal and external malicious threat actors (e.g. “hacktivists”, organised crime, nation-state or insiders) may also fraudulently attempt to induce employees, customers, third party providers or other users who have access to Lloyds Bank Group’s systems to disclose sensitive information in order to gain access to Lloyds Bank Group’s data or that of customers or employees. Moreover, Lloyds Bank Group does not have direct control over the cybersecurity of the systems of its clients, customers, counterparties and third party service providers and suppliers, limiting Lloyds Bank Group’s ability to effectively defend against certain threats. Cybersecurity and information security events can derive from groups or factors such as: internal or external threat actors, human error, fraud or malice on the part of Lloyds Bank Group’s employees or threat actors, including third party providers, or may result from accidental technological failure. Additionally, remote working arrangements, which emerged during the COVID-19 pandemic and are continuing for many of Lloyds Bank Group’s and third party providers’ employees, place heavy reliance on the IT systems that enable remote working and may increase exposure to fraud, conduct, operational and other risks and may place additional pressure on Lloyds Bank Group’s ability to maintain effective internal controls and governance frameworks. Common types of cyberattacks include, but are not limited to, deployment of malware to obtain covert access to systems and data; ransomware attacks that render systems and data unavailable through encryption; denial of service and distributed denial of service (“DDoS”) attacks; infiltration via business email compromise; social engineering, including phishing, vishing and smishing; automated attacks using botnets; and credential validation or stuffing attacks using login and password pairs from unrelated breaches.
A successful cyber-attack or technological failure may impact the confidentiality or integrity of Lloyds Bank Group’s or its clients’, employees’ or counterparties’ information or the availability of services to customers. As a result of such an event or a failure in Lloyds Bank Group’s cybersecurity policies, Lloyds Bank Group could experience a major disruption in operations, material financial loss, loss of competitive position, regulatory actions, inability to deliver customer services, breach of client contracts, loss of data or other sensitive information (including as a result of an outage), reputational harm or legal liability, which, in turn, could have a material adverse effect on its results of operations, financial condition or prospects.
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
Lloyds Bank Group expects greater regulatory engagement, supervision and enforcement to continue at a high level in relation to its overall resilience to withstand IT-related disruption, either through a cyberattack or some other disruptive event. With increased regulatory engagement, including the EU AI Act 2024 and EU Digital Operational Resilience Act (“DORA”), supervision and enforcement is uncertain in relation to the scope, cost, consequence and the pace of change, which could negatively impact Lloyds Bank Group. Due to the Group’s reliance on technology and the increasing sophistication, frequency and impact of cyberattacks, such attacks may have a material adverse impact on the Group, its business, results of operations and outlook.

12	Lloyds Bank plc Annual Report on Form 20-F 2024

Part I continued
Lloyds Bank Group faces risks related to innovation with new technologies, such as AI. AI can play an important role for businesses by improving customer service, increasing personalisation, or streamlining operational processes. However, Lloyds Bank Group must protect privacy and ensure ethical processing of data to maintain customer and regulator trust. Lloyds Bank Group’s control framework also needs to keep pace with evolving technology. As finance industry participants are increasingly incorporating AI into their processes and systems, the risk of data and information leaks is correspondingly increasing. The Group’s or the Group’s customers’ sensitive, proprietary, or confidential information could be leaked, disclosed, or revealed as a result of or in connection with the Group’s or third party providers’ use of generative or other AI technologies. Any such information that the Group inputs into a third party generative or other AI or machine learning platform could be revealed to others, including if information is used to train the third party’s AI models. Additionally, where an AI model ingests personal information and makes connections using such data, those technologies may reveal other sensitive, proprietary, or confidential information generated by the model. The risks caused by AI include, among others, data poisoning, potential bias, discrimination, errors, and misuse. Further, the use of AI may increase cyberattacks and legal liability risk.
4.Lloyds Bank Group is subject to the financial and non-financial risks related with ESG matters, for example, climate change and human rights issues
The risks associated with environmental, social and governance (“ESG”)-related matters are coming under an increasing focus, both in the UK and internationally, from governments, regulators and large sections of society. This includes numerous topics, across environmental (including climate change, as well as biodiversity and loss of natural capital); social (including human rights issues, financial inclusion, and workforce diversity and inclusion and employee wellbeing); and governance (including board diversity, culture and ethics, executive compensation, management structure, employee conduct, data privacy and whistleblowing) matters.
ESG ratings from agencies and data providers which rate how Lloyds Bank Group manages environmental, social and governance risks are increasingly influencing investment decisions or being used as a basis to compare the sustainability of financial services providers. Any reduction in Lloyds Bank Group’s ESG ratings could have a negative impact on Lloyds Bank Group’s reputation, influence investors’ risk appetite and impact on customers’ willingness to deal with Lloyds Bank Group.
Legislative and regulatory expectations of how banks should prudently manage and transparently disclose ESG-related risks continue to evolve. This includes the Sustainability Disclosure Standards (S1 and S2) issued by the ISSB and expected to be endorsed by the UK Government. These standards are intended to provide greater international comparability for companies’ exposure to and management of both sustainability and climate-related risks and opportunities. Failing to meet or understand the growing number of requirements around sustainability-related reporting across different jurisdictions presents a risk to Lloyds Bank Group’s compliance through its financial reporting.
Additionally, the FCA anti-greenwashing rule for sustainability-related claims became effective from May 2024, increasing the focus on greenwashing risks that may arise if Lloyds Bank Group is perceived to overstate, misrepresent, or inadequately substantiate its ESG commitments, practices, or product offerings. Further, the growing scrutiny from regulators, investors, and customers regarding the authenticity and transparency of ESG-related claims increases the likelihood of these risks materialising. Changes in regulatory frameworks, public expectations, or industry standards could also amplify the impact of greenwashing allegations. Such risks can lead to significant reputational damage, and potential regulatory or legal consequences, including fines, penalties or lawsuits.
In the UK, regulatory expectations are particularly focused on the risks related to climate change. These risks associated with climate change include: physical risks, arising from climate and weather-related events of increasing severity and/or frequency; and transition risks resulting from the process of adjustment towards a lower carbon economy (including stranded, redundant or prohibited assets). Supervisory Statement 3/19 outlines the PRA’s supervisory expectations for managing climate-related risks, supported by further engagement through Dear CEO letters as understanding continues to evolve. Lloyds Bank Group must adequately embed the risks associated with climate change identified above into its risk framework to appropriately measure, manage and disclose the various financial and operational risks it faces as a result of climate change. If it fails to adapt its strategy and business model to the changing regulatory requirements and market expectations on a timely basis, this could have an adverse impact on Lloyds Bank Group’s regulatory compliance, as well as its results of operations, financial condition, capital requirements and prospects.
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
The move towards a low-carbon economy will also create transition risks, with widespread transition to a net zero economy across all sectors of the economy and markets in which Lloyds Bank Group operates, will be required to meet the goals of the 2015 Paris Agreement, the UK’s Net Zero Strategy, the Glasgow Climate Pact of 2021 and pledges made at COP28 in December 2023 and at COP29 in November 2024. The impact of the extensive commercial, technological, policy and regulatory changes required to achieve transition remains uncertain, but it is expected to be significant and may be disruptive across the global economy and markets. Some sectors such as property, energy (including oil and gas), mining, infrastructure, transport (including automotive and aviation) and agriculture are expected to be particularly impacted. These changes may cause the impairment of asset values, impact the creditworthiness of Lloyds Bank Group’s customers, and impact defaults among retail customers (including through the ability of customers to repay their mortgages, as well as the impact on the value of the underlying property), which could result in currently profitable business deteriorating over the term of agreed facilities.

13	Lloyds Bank plc Annual Report on Form 20-F 2024

Part I continued
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
There is also increased investor, regulatory, civil society and customer scrutiny regarding how businesses address social issues, including tackling inequality, improving financial inclusion and access to finance, working conditions, workplace health, safety and employee wellbeing, workforce diversity and inclusion, data protection and management, human rights and supply chain management which may impact Lloyds Bank Group’s employees, customers, and their business activities and the communities in which they operate. The key human rights risks that currently impact Lloyds Bank Group include discrimination, in particular with respect to its employees and customers, modern slavery, human rights and labour conditions in its supply chains, its investee companies and those of its customers. Failure to manage these risks may result in negative impacts on Lloyds Bank Group’s people (both in terms of hiring and retention), its business and its reputation. Such failure could also lead to breaches of rapidly evolving legal and regulatory requirements and expectations in certain markets, and this could have reputational, legal and financial consequences for Lloyds Bank Group.
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
In its final report as part of the Strategic Review of Retail Banking in 2022, the FCA recognised that the greater competition in retail banking is driving greater choice and lower prices for consumers and small businesses, despite the financial impact of the pandemic. This has particularly been seen in the mortgage and consumer credit markets where competition has intensified leading to lower yields.
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
The competitive environment can be, and is, influenced by intervention by the UK Government competition authorities including the Competition and Markets Authority, which has launched several investigations in the past, and the FCA, which has undertaken numerous market reviews, and/or European regulatory bodies and/or governments of other countries in which Lloyds Bank Group operates, including in response to any perceived lack of competition within these markets. This may significantly impact the competitive position of Lloyds Bank Group relative to its international competitors, which may be subject to different forms of government intervention.
As a result of any restructuring or evolution in the market, there may emerge one or more new viable competitors in the UK banking market or a material strengthening of one or more of Lloyds Bank Group’s existing competitors in that market. Any of these factors or a combination thereof could have an impact on the profitability or prospects of Lloyds Bank Group.
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

14	Lloyds Bank plc Annual Report on Form 20-F 2024

Part I continued
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
The successful completion of these programmes and Lloyds Bank Group’s other strategic initiatives requires complex judgements, including forecasts of economic conditions in various parts of the world, and can be subject to significant risks. For example, Lloyds Bank Group’s ability to execute its strategic initiatives successfully may be adversely impacted by a significant global macroeconomic downturn, legacy issues, limitations in its management or operational capacity and capability or significant and unexpected regulatory change in the countries in which it operates. Failure to execute Lloyds Bank Group’s strategic initiatives successfully could have an adverse effect on Lloyds Bank Group’s ability to achieve the stated targets and other expected benefits of these initiatives, and there is also a risk that the costs associated with implementing such initiatives may be higher than expected or benefits may be less than expected. Both of these factors could materially adversely impact Lloyds Bank Group’s results of operations, financial condition or prospects.
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

Item 4. Information on the Company
A.    History and development of Lloyds Bank Group
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
The Bank is a wholly owned subsidiary of Lloyds Banking Group plc and is the principal operating subsidiary of Lloyds Banking Group. The Bank comprises the ring-fenced bank within Lloyds Banking Group and its main business activities are retail and commercial banking.
The Bank’s origins date back to the 18th century with Taylors and Lloyds in Birmingham. Lloyds Bank Plc was incorporated in 1865 and grew through a number of mergers and acquisitions. In 1995, it acquired the Cheltenham and Gloucester Building Society.
TSB Group plc was formed in 1986 from the operations of four Trustee Savings Banks. By 1995, TSB had expanded into insurance, investment management, and vehicle leasing. In 1995, TSB merged with Lloyds Bank Plc to form Lloyds TSB Group plc.
In 2000, Lloyds TSB acquired Scottish Widows, enhancing its position in long-term savings and protection products. HBOS Group was created in 2001 by merging Halifax plc and Bank of Scotland. On 18 September 2008, Lloyds TSB Group plc agreed to acquire HBOS plc, completing the acquisition on 16 January 2009 and renaming itself Lloyds Banking Group plc.
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

15	Lloyds Bank plc Annual Report on Form 20-F 2024

Part I continued
B.    Business overview
The Lloyds Bank Group is a leading provider of financial services to individual and business customers in the UK. At 31 December 2024, Lloyds Bank Group’s total assets were £611,213 million and Lloyds Bank Group had 60,018 employees (on a full-time equivalent basis). The Group reported a profit before tax for the year ended 31 December 2024 of £4,688 million, and its capital ratios at that date were 13.7 per cent for common equity tier 1 capital, 16.7 per cent for tier 1 capital and 19.9 per cent for total capital.
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
Set out below is the Lloyds Bank Group’s summarised income statement for each of the last two years:

	2024 £m	2023 £m
Net interest income	12,592	13,709
Other income	4,479	4,658
Total income	17,071	18,367
Operating expenses	(11,927)	(10,968)
Impairment	(456)	(343)
Profit before tax	4,688	7,056
Tax expense	(1,202)	(1,849)
Profit for the year	3,486	5,207

Profit attributable to ordinary shareholders	3,101	4,858
Profit attributable to other equity holders	363	334
Profit attributable to equity holders	3,464	5,192
Profit attributable to non-controlling interests	22	15
Profit for the year	3,486	5,207
Reference is made to the section titled “Results of operations - 2022” under Item 5.A - “Operating results” on page 27.
Profit before tax is analysed on pages 25 to 27 on a statutory basis.
Divisional information
At 31 December 2024, the Group’s two primary operating divisions, which are also its financial reporting segments, were Retail and Commercial Banking. Retail offers a broad range of financial services products to personal customers, including current accounts, savings, mortgages, credit cards, unsecured loans, motor finance and leasing solutions. Commercial Banking serves small and medium businesses and corporate and institutional clients, providing lending, transactional banking, working capital management, debt financing and risk management services.
The results of the primary operating divisions are set out below:

	2024 £m	2023 £m
Retail	2,756	3,946
Commercial Banking	1,961	2,934
Other	(29)	176
Profit before tax	4,688	7,056
Further information on the Lloyds Bank Group’s financial reporting segments is set out in “Note 4: Segmental analysis” on pages 89 to 92 of the Annual Report 2024.

16	Lloyds Bank plc Annual Report on Form 20-F 2024

Part I continued
Economic environment
Market context
The UK economy recovered somewhat from its pause in the second half of 2023. Households’ spending power is rising and the unemployment rate remains low. The new Government aims to boost growth through increased investment and a constructive regulatory backdrop. Global conflicts and threats to global trade integration remain headwinds.
Impact
Subdued growth in our key markets in 2024, although improving:
•House prices up 3 per cent, housing transactions up 7 per cent and mortgage balances up 1.5 per cent
•Consumer credit balances up 4.9 per cent, back above their pre-pandemic level
•Household deposit balances up 5.2 per cent
•Lending to non-financial companies’ up 3.6 per cent, with SMEs still paying down pandemic Government-guarantee scheme balances
•Non-financial companies deposits up 1.2 per cent
Our response
In a positive or more challenging macroeconomic environment, our business model and strategy position us well, in particular the strength of our customer franchise, our scale and balance sheet, and our prudent approach to risk. Our strategy and transformation, combined with further efficiency improvements, will deliver profit growth, diversification and resilience.
2025 outlook
UK growth boost from Government spending plans largely offset by a toughening global environment:
•GDP growth expected to improve gradually
•Inflation expected to remain above the 2 per cent target, limiting the pace at which the Bank of England reduces interest rates
•House prices expected to rise by 2 per cent
•Growth in most of our markets is expected to improve further, although of a measured pace

Competitive environment
Market context
Major banks and building societies are consolidating and expanding through acquisitions, with renewed focus in UK growth. Alongside, neobanks and fintechs are diversifying their financial services offerings to meet a broader range of needs. As an alternative financing option to traditional banking lending, private credit is also gaining traction amongst institutions and small business.
Impact
•Opportunity to deepen customer relationships through personalised customer journeys
•With the intensified competition within the UK market, there are ongoing margin pressures in deposit and mortgage markets
•Neobanks and fintechs are disrupting traditional banking models via seamless digital experience and widening product breadth
•Banks are increasingly opting to partner with private credit firms in debt provision
Our response
•Deepen customer relationships via tailored propositions
•Develop a savings digital waterfront tailored by channel to support customers, colleagues, and advisers
•Provide market-leading journeys across direct and intermediary channels, through a simplified and modernised architecture
2025 outlook
•Create seamless access to relevant propositions for the customer’s life stage to become a holistic proposition provider
•Integration of Mass Affluent proposition across Group
•Enhance the mobile app with new features and an improved customer journey to become customers’ finance hub

17	Lloyds Bank plc Annual Report on Form 20-F 2024

Part I continued
Average balance sheet and interest income and expense

	2024			2023			2022
	Average balance sheet amount £m	Interest earned £m	Average yield %	Average balance sheet amount £m	Interest earned £m	Average yield %	Average balance sheet amount £m	Interest earned £m	Average yield %
Assets[1]
Financial assets at amortised cost:
Loans and advances to banks	54,523	2,439	4.47	78,116	3,096	3.96	77,920	846	1.09
Loans and advances to customers	439,597	21,712	4.94	433,524	18,992	4.38	436,106	13,789	3.16
Reverse repurchase agreements	42,054	2,441	5.80	34,395	1,866	5.43	50,393	835	1.66
Debt securities	12,503	737	5.89	9,607	495	5.15	6,543	145	2.22
Financial assets at fair value through other comprehensive income	29,214	1,057	3.62	23,712	851	3.59	23,529	947	4.02
Total average interest-earning assets of banking book	577,891	28,386	4.91	579,354	25,300	4.37	594,491	16,562	2.79
Total average interest-earning financial assets at fair value through profit or loss	1,850	60	3.24	1,484	33	2.22	1,762	21	1.19
Total average interest-earning assets	579,741	28,446	4.91	580,838	25,333	4.36	596,253	16,583	2.78
Allowance for impairment losses on financial assets held at amortised cost	(3,446)			(4,689)			(4,261)
Non-interest earning assets	31,950			33,106			30,584
Total average assets and interest earned	608,245	28,446	4.68	609,255	25,333	4.16	622,576	16,583	2.66
Liabilities and shareholders’ funds[1]
Deposits by banks	3,192	121	3.79	3,588	131	3.65	4,109	78	1.90
Customer deposits	327,439	9,009	2.75	312,800	6,045	1.93	311,474	1,083	0.35
Repurchase agreements at amortised cost	39,360	2,390	6.07	43,479	2,397	5.51	46,202	827	1.79
Debt securities in issue at amortised cost[2]	49,462	3,814	7.71	54,598	2,595	4.75	51,571	1,075	2.08
Lease liabilities	1,449	30	2.07	1,446	28	1.94	1,306	27	2.07
Subordinated liabilities	6,961	430	6.18	6,576	395	6.01	6,607	367	5.55
Total average interest-bearing liabilities of banking book	427,863	15,794	3.69	422,487	11,591	2.74	421,269	3,457	0.82
Total average interest-bearing financial liabilities at fair value through profit or loss	4,900	92	1.88	4,987	78	1.56	5,645	122	2.16
Total average interest-bearing liabilities	432,763	15,886	3.67	427,474	11,669	2.73	426,914	3,579	0.84
Non-interest-bearing customer accounts	116,596			127,095			138,416
Other non-interest-bearing liabilities	18,449			14,627			17,278
Total average non-interest-bearing liabilities	135,045			141,722			155,694
Non-controlling interests, other equity instruments and shareholders’ funds	40,437			40,059			39,968
Total average liabilities, average shareholders’ funds and interest expense	608,245	15,886	2.61	609,255	11,669	1.92	622,576	3,579	0.57
1    The line items below are based on IFRS terminology and include all major categories of average interest-earning assets and average interest-bearing liabilities.
2    The impact of the Group’s hedging arrangements is included on this line.

18	Lloyds Bank plc Annual Report on Form 20-F 2024

Part I continued

	2024			2023			2022
	Average interest- earning assets £m	Net interest income £m	Net interest yield on interest- earning assets %	Average interest- earning assets £m	Net interest income £m	Net interest yield on interest- earning assets %	Average interest- earning assets £m	Net interest income £m	Net interest yield on interest- earning assets %
Average interest-earning assets and net interest income:
Banking business	577,891	12,592	2.18	579,354	13,709	2.37	594,491	13,105	2.20
Trading securities and other financial assets at fair value through profit or loss	1,850	(32)	(1.73)	1,484	(45)	(3.03)	1,762	(101)	(5.73)
	579,741	12,560	2.17	580,838	13,664	2.35	596,253	13,004	2.18
Average balances are based on monthly averages.
The Group’s operations are predominantly UK-based and as a result an analysis between domestic and foreign operations is not provided.
Changes in net interest income – volume and rate analysis
The following table allocates changes in net interest income between volume, rate and their combined impact for 2024 compared with 2023 and for 2023 compared with 2022.

	2024 compared with 2023 increase/(decrease)				2023 compared with 2022 increase/(decrease)
	Total change £m	Change in volume £m	Change in rates £m	Change in rates and volume £m	Total change £m	Change in volume £m	Change in rates £m	Change in rates and volume £m
Interest income
Financial assets at amortised cost:
Loans and advances to banks	(657)	(935)	398	(120)	2,250	2	2,242	6
Loans and advances to customers	2,720	266	2,420	34	5,203	(82)	5,316	(31)
Reverse repurchase agreements	575	416	130	29	1,031	(265)	1,899	(603)
Debt securities	242	150	71	21	350	68	192	90
Financial assets at fair value through other comprehensive income	206	197	7	2	(96)	7	(102)	(1)
Total banking book interest income	3,086	94	3,026	(34)	8,738	(270)	9,547	(539)
Total interest income on financial assets at fair value through profit or loss	27	8	15	4	12	(3)	18	(3)
Total interest income	3,113	102	3,041	(30)	8,750	(273)	9,565	(542)
Interest expense
Deposits by banks	(10)	(14)	5	(1)	53	(10)	72	(9)
Customer deposits	2,964	283	2,561	120	4,962	5	4,936	21
Liabilities to banks and customers under sale and repurchase agreements	(7)	(227)	243	(23)	1,570	(49)	1,720	(101)
Debt securities in issue at amortised cost	1,219	(244)	1,615	(152)	1,520	63	1,376	81
Lease liabilities	2	–	2	–	1	(1)	2	–
Subordinated liabilities	35	23	11	1	28	(2)	30	–
Total banking book interest expense	4,203	(179)	4,437	(55)	8,134	6	8,136	(8)
Total interest expense on financial liabilities at fair value through profit or loss	14	(1)	15	–	(44)	(14)	(34)	4
Total interest expense	4,217	(180)	4,452	(55)	8,090	(8)	8,102	(4)

19	Lloyds Bank plc Annual Report on Form 20-F 2024

Part I continued
Loan portfolio
Summary of loan loss experience

	2024 £m	2023 £m	2022 £m
Gross loans and advances to banks and customers and reverse repurchase agreements	495,667	478,384	487,733
Allowance for impairment losses	3,184	3,699	4,484
Ratio of allowance for credit losses to total lending (%)	0.6	0.8	0.9

	Advances written off, net of recoveries			As a percentage of average lending
	2024 £m	2023 £m	2022 £m	2024%	2023%	2022%
Loans and advances to banks	–	–	–	–	–	–
Loans and advances to customers:
Financial, business and other services	(26)	(45)	(18)	0.1	0.2	0.1
Manufacturing	(27)	(9)	(10)	0.7	0.2	0.3
Mortgages	(123)	(100)	(17)	–	–	–
Other personal lending	(642)	(681)	(570)	2.4	2.6	2.3
Property companies and construction	(43)	(54)	(49)	0.2	0.2	0.2
Transport, distribution and hotels	(29)	(45)	(28)	0.3	0.4	0.2
Other	(138)	(179)	(67)	0.5	0.6	0.2
	(1,028)	(1,113)	(759)	0.2	0.3	0.2
Reverse repurchase agreements	–	–	–	–	–	–
Total net advances written off	(1,028)	(1,113)	(759)	0.2	0.2	0.2

	Allowance for expected credit losses			As a percentage of closing lending
	2024 £m	2023 £m	2022 £m	2024%	2023%	2022%
Loans and advances to banks	1	6	9	–	0.1	0.1
Loans and advances to customers:
Financial, business and other services	174	186	180	0.8	0.9	0.8
Manufacturing	41	69	54	1.1	1.8	1.6
Mortgages	880	1,148	1,252	0.3	0.4	0.4
Other personal lending	1,066	1,194	1,305	3.8	4.7	5.0
Property companies and construction	386	457	370	1.7	1.9	1.5
Transport, distribution and hotels	156	154	939	1.7	1.5	7.2
Other	480	485	375	1.6	1.6	1.3
	3,183	3,693	4,475	0.7	0.8	1.0
Reverse repurchase agreements	–	–	–	–	–	–
At 31 December	3,184	3,699	4,484	0.6	0.8	0.9

20	Lloyds Bank plc Annual Report on Form 20-F 2024

Part I continued
Investment portfolio, maturities, deposits
Maturities and weighted average yields of interest-bearing securities
Financial assets at fair value through other comprehensive income and debt securities held at amortised cost
The weighted average yield for each range of maturities is calculated by dividing the annualised interest income prevailing at 31 December 2024 by the book value of securities held at that date.

	Maturing within one year		Maturing after one but within five years		Maturing after five but within ten years		Maturing after ten years
	Amount £m	Average yield %	Amount £m	Average yield %	Amount £m	Average yield %	Amount £m	Average yield %
Financial assets at fair value through other comprehensive income
US treasury and US government agencies	79	0.4	1,211	5.7	–	–	–	–
Other government securities	–	–	3,528	1.9	6,118	2.5	4,310	2.1
Asset-backed securities	–	–	139	5.3	4	5.2	54	3.3
Corporate and other debt securities	993	1.6	10,777	3.6	3,131	3.4	–	–
	1,072		15,655		9,253		4,364
Debt securities held at amortised cost
Government securities	161	3.0	–	–	21	5.1	1,675	0.1
Asset-backed securities	1,341	5.3	4,162	5.9	2,342	5.2	820	5.9
Corporate and other debt securities	123	2.7	400	2.0	812	3.7	1	0.1
	1,625		4,562		3,175		2,496
Maturity analysis and interest rate sensitivity of loans and advances to banks and customers and reverse repurchase agreements
The following table analyses the maturity profile and interest rate sensitivity of loans by type on a contractual repayment basis at 31 December 2024. All amounts are before deduction of impairment allowances. Demand loans and overdrafts are included in the ‘maturing in one year or less’ category.

	Maturing in one year or less £m	Maturing after one but within five years £m	Maturing after five but within fifteen years £m	Maturing after fifteen years £m	Total £m
Loans and advances to banks	5,158	1,272	4	–	6,434
Loans and advances to customers:
Financial, business and other services	10,870	8,962	2,003	178	22,013
Manufacturing	2,069	1,302	262	18	3,651
Mortgages	14,648	53,914	129,365	131,343	329,270
Other personal lending	4,813	6,566	347	16,240	27,966
Property companies and construction	10,851	8,759	2,321	141	22,072
Transport, distribution and hotels	5,180	3,206	872	44	9,302
Other	11,374	15,734	2,677	1,031	30,816
	59,805	98,443	137,847	148,995	445,090
Reverse repurchase agreements	42,049	2,094	–	–	44,143
Total loans	107,012	101,809	137,851	148,995	495,667
Of which:
Fixed interest rate	61,323	68,099	116,284	126,928	372,634
Variable interest rate	45,689	33,710	21,567	22,067	123,033
	107,012	101,809	137,851	148,995	495,667
Deposits
The following tables show the details of the Group’s average customer deposits in each of the past three years.

	2024			2023			2022
	Closing balance £m	Average balance £m	Average rate %	Closing balance £m	Average balance £m	Average rate %	Closing balance £m	Average balance £m	Average rate %
Non-interest bearing demand deposits	114,997	116,596	–	120,389	127,095	–	139,030	138,416	–
Interest-bearing demand deposits	243,416	241,550	3.01	243,837	247,335	2.12	254,179	259,467	0.50
Other deposits	93,103	85,889	3.02	77,727	65,465	2.14	52,963	52,008	0.40
Total customer deposits	451,516	444,035	2.03	441,953	439,895	1.37	446,172	449,890	0.33
The Group’s analysis of interest-bearing balances has been refined in 2024 and the above tables have been updated accordingly.

21	Lloyds Bank plc Annual Report on Form 20-F 2024

Part I continued
Uninsured deposits
The following table gives details of the Group’s customer deposits which were not covered by any deposit protection scheme by time remaining to maturity.

	3 months or less £m	Over 3 months but within 6 months £m	Over 6 months but within 12 months £m	Over 12 months £m	Total £m
At 31 December 2024	160,847	5,551	14,933	1,881	183,212
At 31 December 2023	181,104	2,018	3,324	2,809	189,255
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
Regulation
The below sets out a brief description of the Group’s primary regulators but does not include a description of all the regulations Lloyds Bank Group may be subject to.
Approach of the Financial Conduct Authority (“FCA”)
Under the Financial Services and Markets Act 2000, as amended by the Financial Services Act 2012 (“FSMA”), the FCA has a strategic objective to ensure that the relevant markets function well. In support of this, the FCA has three operational objectives: to secure an appropriate degree of protection for consumers; to protect and enhance the integrity of the UK financial system and to promote effective competition in the interests of consumers, alongside its secondary objective to facilitate the international competitiveness and growth of the UK economy in the medium to long term.
The FCA Handbook sets out rules and guidance across a range of conduct issues with which financial institutions are required to comply including high level principles of business and detailed conduct of business standards and reporting standards.
Approach of the Prudential Regulation Authority (“PRA”)
The PRA is part of the BoE (as defined below), with responsibility for prudential regulation and supervision. The PRA’s strategy is to deliver a resilient financial sector by seeking: an appropriate quantity and quality of capital and liquidity; effective risk management; robust business models; and sound governance including clear accountability of firms’ management. This strategy supports its statutory objectives: to promote the safety and soundness of these firms and to contribute to the securing of an appropriate degree of protection for policyholders (for insurers). The PRA also has two secondary objectives: to facilitate effective competition in the markets for services provided by PRA-authorised persons in carrying on regulated activities; and to facilitate, subject to alignment with relevant international standards, the UK’s international competitiveness and growth.
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

22	Lloyds Bank plc Annual Report on Form 20-F 2024

Part I continued
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
The Payment System Regulator (“PSR”)
The PSR is an independent economic regulator for the payment systems industry, which was launched in April 2015. Payment systems form a vital part of the UK’s financial system – they underpin the services that enable funds to be transferred between people and institutions. The purpose of PSR is to make payment systems work well for those that use them. In December 2024, HM Treasury and the boards of both the FCA and PSR confirmed the joining up of the managing director of the PSR with the executive director for payments and digital assets of the FCA role to ensure both regulators collectively deliver HM Treasury’s new National Payments Vision in advancing an innovative, safe and competitive UK payments sector. The PSR will remain an independent economic regulator, operating under specific statutory objectives and will retain its own organisation, board and rule-making powers. The PSR is a subsidiary of the FCA, but has its own statutory objectives, managing director and board. In summary its objectives are: (i) to ensure that payment systems are operated and developed in a way that considers and promotes the interests of all the businesses and consumers that use them; (ii) to promote effective competition in the markets for payment systems and services between operators, payment services providers and infrastructure providers; and (iii) to promote the development of and innovation in payment systems, in particular the infrastructure used to operate those systems.
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
The Digital Markets, Competition and Consumers Act 2024 introduces a new targeted and proportionate regulatory regime to address concerns around competition in the digital industry.
EU regulation
The Group maintains a deposit-taking subsidiary in Berlin, Germany. The Berlin-based subsidiary (Lloyds Bank GmbH) has a branch in the Netherlands. The Group also maintains a separate branch of Lloyds Bank plc in Berlin. All of these entities are subject to EU and German regulations and are supervised by Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) and Deutsche Bundesbank.
See also “Regulatory and Legal Risks – Lloyds Bank Group faces risks associated with its compliance with a wide range of laws and regulations” and “Regulatory and Legal Risks – Lloyds Banking Group, including Lloyds Bank Group, is subject to resolution planning requirements, which could have an adverse impact on Lloyds Bank Group’s business”.
US regulation
Lloyds Bank Corporate Markets plc (“LBCM”) maintains a branch in the US and Lloyds Bank maintains a representative office in the US. As a result, Lloyds Banking Group plc and its subsidiaries doing business or conducting activities in the US are subject to oversight by the Federal Reserve Board.
Lloyds Banking Group plc is treated as a bank holding company under the US Bank Holding Company Act of 1956 (“BHC Act”) and has elected to be a financial holding company. Financial holding companies may engage in a broader range of financial and related activities than are permitted to bank holding companies that do not maintain financial holding company status, including underwriting and dealing in all types of securities. A financial holding company and its depository institution subsidiaries must meet certain capital ratios and be deemed to be “well managed” for purposes of the Federal Reserve Board’s regulations. A financial holding company’s direct and indirect activities and investments in the US are limited to those that are “financial in nature” or “incidental” or “complementary” to a financial activity, as defined in section 4(k)(4) of the BHC Act or determined by the Federal Reserve Board.
Bank holding companies and financial holding companies are also subject to approval requirements in connection with certain acquisitions or investments. For example, Lloyds Banking Group is required to obtain the prior approval of the Federal Reserve Board before acquiring, directly or indirectly, the ownership or control of more than 5 per cent of any class of the voting shares of any US bank or bank holding company.
A major focus of US governmental policy relating to financial institutions in recent years has been combating money laundering and terrorist financing and enforcing compliance with US economic sanctions, with serious legal and reputational consequences for any failures arising in these areas. Lloyds Bank Group engages, or has engaged, in a limited amount of business with counterparties in certain countries which the US State Department designated during the reporting period as state sponsors of terrorism, including Iran, Syria, Cuba and North Korea. At 31 December 2024, Lloyds Bank Group did not believe that its business activities relating to countries designated as state sponsors of terrorism in 2024 were material to its overall business.
Lloyds Bank Group estimates that the value of its business in respect of such states represented less than 0.01 per cent of its total assets and, for the year ended December 2024, Lloyds Bank Group believes that its revenues from all activities relating to such states were less than 0.001 per cent of its total income. This information has been compiled from various sources within Lloyds Bank Group, including information manually collected from relevant business units, and this has necessarily involved some degree of estimate and judgement.

23	Lloyds Bank plc Annual Report on Form 20-F 2024

Part I continued
Disclosure pursuant to Section 219 of The Iran Threat Reduction and Syria and Human Rights Act (“ITRA”)
Since the introduction of an enhanced financial sanctions policy, Lloyds Bank Group has been proactive in reducing its dealings with Iran and Syria, and individuals and entities associated with these countries. There remain a small number of historic business activities which Lloyds Bank Group has not yet been able to terminate for legal or contractual reasons.
Pursuant to ITRA Section 219, the Group notes that during 2024, its non-US affiliates, the Bank and Bank of Scotland plc, received or made payments involving entities owned or controlled by the Government of Iran as defined under section 560.304 of title 31, Code of Federal Regulations, and/or designated under Executive Order 13382 or 13224. In all cases, the payment was permitted under UK sanctions legislation, specific authority was sought from and granted by HM Treasury, the UK’s Competent Authority to provide such authorisations or the payment(s) were credited to a blocked account, held in the name of the entity, in accordance with UK sanctions legislation.
Gross revenues from these activities were approximately £5,300. Net profits from these activities were approximately £5,300.
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
1.Limited and infrequent payments made to and received from entities directly or indirectly linked to the Government of Iran. Such payments are only made if they comply with UK regulation and legislation and/or licence from the US Treasury Department’s Office of Foreign Assets Control.
2.Payments made to a blocked account in the name of Commercial Bank of Syria related to historic guarantees, entered into by Lloyds Bank Group between 1997 and 2008, the majority of which relate to Bail Bonds for vessels. The Commercial Bank of Syria is designated under Executive Order 13382.

C.    Organizational structure
The Bank is a wholly-owned subsidiary of Lloyds Banking Group plc. Lloyds Banking Group plc is the holding company of the Lloyds Banking Group, which consists of Lloyds Banking Group plc and its subsidiaries. The following are significant subsidiaries of the Bank as at 31 December 2024.

Name of subsidiary undertaking	Country of registration/ incorporation	Percentage of equity share capital and voting rights held	Nature of business	Registered office
HBOS plc	Scotland	100%	Holding company	The Mound, Edinburgh EH1 1YZ
Bank of Scotland plc	Scotland	100%*	Banking and financial services	The Mound, Edinburgh EH1 1YZ
*    Indirect interest
D.    Property, plant and equipment
Not applicable.

Item 4A. Unresolved Staff Comments
Not applicable.

24	Lloyds Bank plc Annual Report on Form 20-F 2024

Part I continued
Item 5. Operating and Financial Review and Prospects
A.    Operating results
Reference is made to the sections titled:
•“Economic environment” and “Competitive environment” on page 17;
•Future developments in relation to the Group’s IFRS Accounting Standard reporting are discussed in “Note 1: Basis of preparation” on page 82 of the Annual Report 2024;
•“Note 3: Critical accounting judgements and key sources of estimation uncertainty”on page 89 of the Annual Report 2024; and
•“Note 17: Derivative financial instruments” on pages 118 to 121 of the Annual Report 2024.

Results of operations – 2024 and 2023
The Group’s condensed consolidated income statement and condensed consolidated balance sheet are as follows.
Income statement

	2024 £m	2023 £m
Net interest income	12,592	13,709
Other income	4,479	4,658
Total income	17,071	18,367
Operating expenses	(11,927)	(10,968)
Impairment	(456)	(343)
Profit before tax	4,688	7,056
Tax expense	(1,202)	(1,849)
Profit for the year	3,486	5,207

Profit attributable to ordinary shareholders	3,101	4,858
Profit attributable to other equity holders	363	334
Profit attributable to equity holders	3,464	5,192
Profit attributable to non-controlling interests	22	15
Profit for the year	3,486	5,207
The Group’s profit before tax for 2024 was £4,688 million (2023: £7,056 million). This was driven by lower total income, higher operating expenses and a higher impairment charge. Profit after tax was £3,486 million (2023: £5,207 million).
Total income for 2024 was £17,071 million, a decrease of 7 per cent (2023: £18,367 million). Within this, net interest income of £12,592 million was down 8 per cent on the prior year, driven by a lower margin. The margin performance over the year reflected anticipated headwinds due to deposit churn and asset margin compression, particularly in the mortgage book as it refinances in a lower margin environment. These factors were partially offset by benefits from higher structural hedge earnings as balances are reinvested in the higher rate environment.
Other income of £4,479 million was 4 per cent lower (2023: £4,658 million). Within this, net fee and commission income decreased by 31 per cent to £938 million (2023: £1,352 million) due to a write off in 2024 relating to changes in commission arrangements with Scottish Widows, partially offset by improved performance in UK Motor Finance, with growth following the acquisition of Tusker in 2023 and higher average vehicle rental values.
Operating expenses of £11,927 million were 9 per cent higher (2023: £10,968 million). This reflects higher operating lease depreciation, as a result of fleet growth, the depreciation of higher value vehicles and declines in used electric car prices, primarily in the first half, alongside inflationary pressures, business growth costs and ongoing strategic investments including severance. It also includes c.£100 million relating to the sector-wide change in the charging approach for the Bank of England Levy taken in the first quarter, largely offset across the year in net interest income. The Group has maintained its cost discipline with cost efficiencies partly offsetting these items.
In 2024, the Group recognised remediation costs of £880 million (2023: £661 million), including a £700 million provision in relation to the potential impact of motor finance commission arrangements, alongside £180 million of charges in relation to pre-existing programmes.
The impairment charge was £456 million compared to a £343 million charge in 2023 (which benefitted from a significant write-back following the full repayment of debt from a single name client). The charge in 2024 includes a credit from an improved economic outlook, notably house price growth and changes in the first half of the year to the severe downside scenario methodology. The charge also benefitted from strong portfolio performance and the release of judgemental adjustments for inflation and interest rate risks in 2024, as well as a release in Commercial Banking from loss rates used in the model in the first half of the year and a debt sale write back in Retail in the third quarter. Asset quality remains strong with improved credit performance in the year.

25	Lloyds Bank plc Annual Report on Form 20-F 2024

Part I continued
Balance sheet

	2024 £m	2023 £m
Assets
Cash and balances at central banks	42,396	57,909
Financial assets at fair value through profit or loss	2,321	1,862
Derivative financial instruments	4,235	3,165
Loans and advances to banks	6,433	8,810
Loans and advances to customers	441,907	433,124
Reverse repurchase agreements	44,143	32,751
Debt securities	11,854	12,546
Due from fellow Lloyds Banking Group undertakings	560	840
Financial assets at amortised cost	504,897	488,071
Financial assets at fair value through other comprehensive income	30,344	27,337
Other assets	27,020	27,061
Total assets	611,213	605,405
Liabilities
Deposits from banks	3,144	3,557
Customer deposits	451,794	441,953
Repurchase agreements at amortised cost	37,760	37,702
Due to fellow Lloyds Banking Group undertakings	4,049	2,932
Financial liabilities at fair value through profit or loss	4,630	5,255
Derivative financial instruments	5,787	4,307
Debt securities in issue at amortised cost	45,281	52,449
Subordinated liabilities	7,211	6,935
Other liabilities	11,810	9,884
Total liabilities	571,466	564,974
Equity
Ordinary shareholders’ equity	33,975	35,355
Other equity instruments	5,692	5,018
Non-controlling interests	80	58
Total equity	39,747	40,431
Total equity and liabilities	611,213	605,405
Total assets were £5,808 million higher at £611,213 million at 31 December 2024 (31 December 2023: £605,405 million). Financial assets at amortised cost were £16,826 million higher at £504,897 million with increases in reverse repurchase agreements of £11,392 million and loans and advances to customers of £8,783 million, partly offset by a reduction in loans and advances to banks of £2,377 million. The increase in reverse repurchase agreements and the decrease in cash and balances at central banks by £15,513 million to £42,396 million reflected a change in the mix of liquidity holdings. The increase in loans and advances to customers included growth in UK mortgages, UK Retail unsecured loans, credit cards and the European retail business, partly offset by government-backed lending repayments in Commercial Banking. Financial assets at fair value through other comprehensive income were £3,007 million higher reflecting a further adjustment in the mix of liquidity holdings. Other assets increased by £1,127 million to £13,065 million, with higher settlement balances and higher operating lease assets, reflecting continued motor finance growth.
Total liabilities were £6,492 million higher at £571,466 million (31 December 2023: £564,974 million). Customer deposits increased by £9,841 million to £451,794 million, driven by inflows to limited withdrawal and fixed term deposits, partly offset by a reduction in current account balances and an expected outflow in Commercial Banking. Debt securities in issue at amortised cost decreased by £7,168 million to £45,281 million. Amounts due to fellow Lloyds Banking Group undertakings increased by £1,117 million to £4,049 million. Other liabilities increased by £951 million to £7,211 million, due to higher settlement balances and a continuing involvement liability following the partial derecognition of a component of the Group's finance lease book via a securitisation in the third quarter of 2024.
Total equity was £39,747 million at 31 December 2024, marginally lower compared to £40,431 million at 31 December 2023, with the profit for the year and issuance of other equity instruments offset by dividends paid of £4.0 billion and redemptions of other equity instruments.

26	Lloyds Bank plc Annual Report on Form 20-F 2024

Part I continued
Capital
The Group’s common equity tier 1 (CET1) capital ratio decreased to 13.7 per cent at 31 December 2024 compared to 14.4 per cent at 31 December 2023. Profit for the year, including the provision charge for motor finance commission arrangements, was more than offset by the ordinary dividends paid during the year, distributions on other equity instruments and an increase in risk-weighted assets.
Risk-weighted assets increased by £4,436 million, or 2 per cent, from £182,560 million at 31 December 2023 to £186,996 million at 31 December 2024. This includes the impact of lending growth, Retail secured CRD IV increases and other movements, partly offset by optimisation including capital efficient, net present value positive securitisation activity.
The Group’s total capital ratio reduced to 19.9 per cent at 31 December 2024 compared to 20.5 per cent at 31 December 2023. The issuance of AT1 and Tier 2 capital instruments was more than offset by the increase in risk-weighted assets, the reduction in CET1 capital, the redemption of an AT1 capital instrument and the impact of interest rate movements, regulatory amortisation and a reduction in eligible provisions on Tier 2 capital.
The UK leverage ratio reduced to 5.4 per cent at 31 December 2024 compared to 5.6 per cent at 31 December 2023, reflecting the increase in the leverage exposure measure following lending growth and increases across securities financing transactions and other assets (excluding central bank claims).
Results of operations – 2022
The Lloyds Bank Group’s results for the year ended 31 December 2022, and a discussion of the results for the year ended 31 December 2023 compared to those for the year ended 31 December 2022, were included in the Annual Report on Form 20-F for the year ended 31 December 2023, filed with the SEC on on 29 February 2024 (“Annual Report 2023”), discussion for which is hereby incorporated by reference into this document.

Environmental matters
Lloyds Banking Group sets the environmental goals and measures the environmental achievements of the Lloyds Banking Group as a whole.

Governmental policies
For information regarding the effects of governmental policies and factors on the Group's operating results, please see the section titled “Regulatory and Legal Risks” under Item 3.D - “Risk Factors” on pages 3 to 15 and the section titled “Regulation”under Item 4.B - “Business Overview” on pages 22 to 24.

Risk management
Reference is made to the section titled “Risk management” on pages 15 to 62 of the Annual Report 2024 for information on the operating results. Included in this section incorporated by reference below are disclosures marked as audited. Such disclosures marked as audited form part of the audited consolidated financial statements included in Item 18.

27	Lloyds Bank plc Annual Report on Form 20-F 2024

Part I continued
Glossary

Term used	US equivalent or brief description
Accounts	Financial statements.
Articles of association	Articles and bylaws.
Associates	Long-term equity investments accounted for by the equity method.
Attributable profit	Net income.
Balance sheet	Statement of financial position.
Building society	A building society is a mutual institution set up to lend money to its members for house purchases. See also ‘Demutualisation’.
Buy-to-let mortgages	Buy-to-let mortgages are those mortgages offered to customers purchasing residential property as a rental investment.
Called-up share capital	Ordinary shares, issued and fully paid.
Contract hire	Leasing.
Creditors	Payables.
Debtors	Receivables.
Finance lease	Capital lease.
Freehold	Ownership with absolute rights in perpetuity.
Leasehold	Land or property which is rented from the owner for a specified term under a lease. At the expiry of the term the land or property reverts back to the owner.
Net income	Profit before tax, excluding total costs and underlying impairment
Nominal value	Par value.
Ordinary shares	Common stock.
Overdraft	A line of credit, contractually repayable on demand unless a fixed-term has been agreed, established through a customer’s current account.
Preference shares	Preferred stock.
Premises	Real estate.
Profit attributable to equity shareholders	Net income.
Provisions	Reserves.
Retained profits	Retained earnings.
Share capital	Capital stock.
Shareholders’ equity	Stockholders’ equity.
Share premium account	Additional paid-in capital.
Shares in issue	Shares outstanding.
Specialist mortgages	Specialist mortgages include those mortgage loans provided to customers who have self-certified their income. New mortgage lending of this type has not been offered by the Group since early 2009.
Undistributable reserves	Restricted surplus.
Write-offs	Charge-offs.
Reference is made to the sections titled:
•“Regulation” section under Item 4.B - “Business overview” on pages 22 to 24; and
•“Legal actions and regulatory matters” section under Item 8 - “Financial Information” on page 36.

B.    Liquidity and capital resources
Omitted.

C.    Research and development, patents and licenses etc.
Not applicable.

D.    Trend information
Omitted.

E.    Critical accounting estimates
Reference is made to the section titled “Note 3: Critical accounting judgements and key sources of estimation uncertainty” on page 89 of the Annual Report 2024 for information on critical accounting estimates.

28	Lloyds Banking Group plc Annual Report on Form 20-F 2024

Part I continued
Item 6. Directors, Senior Management and Employees
A.    Directors and senior management
Reference is made to the section titled “Corporate governance statement” on pages 10 to 11 of the Annual Report 2024.
The directors of the Bank are:
Non-executive directors

1.Sir Robin Budenberg CBE
Chair
Age: 65
Chair of the Nomination and Governance Committee and Member of the Remuneration Committee and the Responsible Business Committee
Appointed: October 2020 (Board), January 2021 (Chair)
Skills, experience, and contribution:
•Extensive financial services and investment banking experience
•Strong governance and strategic advisory skills in relation to companies and government
•Regulatory, public policy and stakeholder management experience
Robin spent 25 years advising UK companies and the UK Government while working for S.G. Warburg/UBS Investment Bank and was formerly Chief Executive and Chairman of UK Financial Investments (UKFI), managing the Government’s investments in UK banks following the 2008 financial crisis. He is qualified as a Chartered Accountant.
Key external appointments:
Chair of The Crown Estate.

2.Nigel Hinshelwood
Senior Independent Director
Age: 59
Member of the Audit Committee, the Board Risk Committee, the Remuneration Committee and the Nomination and Governance Committee
Appointed: January 2019
Skills, experience, and contribution:
•Extensive experience in the financial services sector in the UK and worldwide
•Significant experience of large-scale transformation, operations and technology
Nigel was a partner at Ernst & Young, and also held various roles at HSBC, including Deputy CEO of HSBC Bank plc, Head of HSBC Insurance Holdings, Chief Operating Officer for EMEA and Global Head of Operations. Nigel was formerly a Non-Executive Director of Lloyd’s of London, Nordea Bank and Ikano Bank.
Key external appointments:
Chair and Non-Executive Director of Marsh Limited, International Advisory Council Member of Adobe Systems Software Ireland Limited, Advisory Council Member of International Association of Credit Portfolio Managers and Member of the Finance and Risk Committee of Business in the Community.

3.Sarah Bentley
Independent Director
Age: 53
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
Key external appointments:
Director of Scanes Bentley & Associates Limited and Chair of the Gender Equality Leadership Team at Business in the Community.

         4. Nathan Bostock
Independent Director and Chair of Lloyds Bank Corporate Markets plc
Age: 64
Member of the Audit Committee and Board Risk Committee
Appointed: August 2024
Skills, experience, and contribution:
•A wealth of financial, risk and regulatory expertise
•Extensive experience in large-scale customer and corporate facing businesses
•Significant executive experience in the financial services industry
Nathan was Chief Executive Officer of Santander UK plc from 2014 until 2022 and then Head of Investment Platforms at Banco Santander S.A. until his retirement from Santander in 2023. Prior to joining Santander in 2014, Nathan was an executive director and Group Chief Financial Officer of RBS and previously held the post of Chief Risk Officer at RBS. Before joining RBS, Nathan held various senior positions at Santander UK plc between 2004 and 2009, including Executive Director, Finance Director and commercial Chief Executive Officer roles in Financial Markets and Corporate Banking and in Cards and Insurance. He is qualified as a Chartered Accountant.
Key external appointments:
Non-Executive Director of Centrica plc.

29	Lloyds Banking Group plc Annual Report on Form 20-F 2024

Part I continued

5. Brendan Gilligan
Independent Director
Age: 68
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
Key external appointments:
Non-Executive Director of Cabot Credit Management Group Limited.

6.Sarah Legg
Independent Director
Age: 57
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
Key external appointments:
Non-Executive Director of Severn Trent plc, Non-Executive Director of Man Group plc and a Trustee of the Lloyds Bank Foundation for England and Wales.

7.Amanda Mackenzie LVO OBE
Independent Director
Age: 61
Chair of the Responsible Business Committee and Member of the Remuneration Committee, the Nomination and Governance Committee and the Audit Committee
Appointed: October 2018
Skills, experience, and contribution:
•Extensive experience in ESG matters including responsible business and sustainability
•Strong customer engagement and digital technology experience
•Significant marketing and brand background
Amanda was Chief Executive of Business in the Community, of which King Charles III is the Royal Founding Patron and which promotes responsible business and corporate responsibility. Prior to that role, she was a member of Aviva’s Group Executive for seven years as Chief Marketing and Communications Officer and was seconded to help launch the United Nations Sustainable Development Goals. She is also a former Director of British Airways AirMiles, BT, Hewlett Packard Inc and British Gas.
Key external appointments:
Non-Executive Director of The British Land Company plc, Chair of The Queen’s Reading Room and Chair and partner of Otherwise Partners LLP.

8.Harmeen Mehta
Independent Director
Age: 50
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
Key external appointments:
Chief Digital and Innovation Officer at BT.

30	Lloyds Banking Group plc Annual Report on Form 20-F 2024

Part I continued

9.Cathy Turner
Independent Director
Age: 61
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
Key external appointments:
Non-Executive Director of Rentokil Initial plc and Senior Independent Director of Spectris plc. Partner on a part-time basis at Manchester Square Partners LLP.

10.Scott Wheway
Independent Director and Chair of Scottish Widows Group
Age: 58
Member of the Board Risk Committee and Nomination and Governance Committee
Appointed: August 2022 (Board), September 2022 (Chair of Scottish Widows Group)
Skills, experience, and contribution:
•Significant financial services board and chair experience
•Extensive knowledge and experience of large-scale banking and insurance businesses
•Track record as a non-executive and executive in customer-centric companies
Scott was a Non-Executive Director of Centrica plc between 2016 and 2020, and served as Chair of Centrica plc between 2020 and 2024. He was formerly Chair of AXA UK plc, Chair of Aviva Insurance Limited, a Non-Executive Director of Aviva plc and Senior Independent Director of Santander UK plc. He worked as an executive in the retail sector for over 25 years where he held positions including chief executive officer of Best Buy Europe, managing director of Boots the Chemist plc and a number of senior executive positions at Tesco plc.
Key external appointments:
None.

11.Catherine Woods
Independent Director
Age: 62
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
Key external appointments:
 Deputy Chair of BlackRock Asset Management Ireland Limited.

31	Lloyds Banking Group plc Annual Report on Form 20-F 2024

Part I continued
Executive directors

1.Charlie Nunn
Executive Director and Group Chief Executive
Age: 53
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
Age: 56
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
External appointments:
None.

B.    Compensation
Omitted.

C.    Board practices
See the section titled “Item 6 - A. Directors and senior management” on page 29 of this Annual Report on Form 20-F for information on board practices.
Please see “Item 19.B - Exhibits” for information on directors' service contracts.
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
The service contracts and letters of appointment are available for inspection at the Bank’s registered office.

32	Lloyds Banking Group plc Annual Report on Form 20-F 2024

Part I continued
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
scheme rules).

Change of control or merger	N/A	Outstanding awards will be payable on the date of the Change of Control and the number of shares subject to the award will be reduced to reflect the shorter accrual period. The Committee may decide that vested awards will be exchanged for (and future awards made over) shares in the acquiring company or other relevant company.	N/A

Other reason where the Committee determines that the executive should be treated as a good leaver	Entitlement to base salary continues for full notice period. If employment is terminated prior to end of notice period, balance of notice pay is paid in monthly instalments, offset by earnings from any new employment during this period.	Outstanding awards continue and are released at the normal time and the number of shares subject to the award in the current year will be reduced to reflect the date of termination.	Paid until date of termination including any period of leave required by the Group (subject to individual benefit scheme rules).

33	Lloyds Banking Group plc Annual Report on Form 20-F 2024

Part I continued

Termination payments
	Group Performance Share (Annual bonus plan) [1,2,7]	Long Term Incentive Plan (Long term variable reward plan)[2,6,7]	Chair and Non-executive director fees[3]
Resignation	Unvested deferred GPS awards and entitlement to be considered for in-year award are forfeited on resignation[5].
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
4    The terms applicable on a cessation of employment to Group Ownership Share Awards are as shown on page 133 of the 2017 Remuneration Policy. The terms applicable on a cessation of employment to Long Term Share Plan awards as shown on page 141 of the 2020 Remuneration Policy.
5    Clarifies that entitlement to consideration for in-year GPS award is forfeit on resignation.
6    In the event that performance conditions are required to be assessed prior to the normal vesting date in connection with the leaver event, the Committee retains discretion to make such an assessment on such basis as it considers appropriate.
7    Any awards which vest pursuant to a good leaver event will remain subject to any applicable post-vesting holding period.
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

34	Lloyds Banking Group plc Annual Report on Form 20-F 2024

Part I continued
D.    Employees
Omitted.

E.    Share ownership
Omitted.

F.    Disclosure of a registrant's action to recover erroneously awarded compensation
There was no erroneously awarded compensation to management.
In 2023, Lloyds Bank plc introduced a separate Performance Adjustment Policy which is specifically designed to comply with new US Securities and Exchange Commission (SEC) rules which require listed firms in the US (including foreign issuers such as Lloyds Bank plc) to be able to recover certain variable awards in the event of a restatement of the company’s financial statements. This applies to awards made to the Group Executive Committee Members from 2 October 2023.

Item 7. Major Shareholders and Related Party Transactions
A.    Major shareholders
The Bank is a wholly owned subsidiary of Lloyds Banking Group plc.
All shareholders within a class of Lloyds Banking Group plc’s shares have the same voting rights. As at 10 February 2025 Lloyds Banking Group plc had received notification under the FCA Disclosure Guidance and Transparency Rules (‘DTR’) of the following holdings in Lloyds Banking Group plc’s issued ordinary share capital.

	Interest in shares	% of issued share capital /voting rights[1]
BlackRock, Inc.	3,668,756,765[2]	5.14%
Harris Associates L.P.	3,546,216,787[3,4]	4.99%
Norges Bank	1,935,747,756[5]	3.02%
1    Percentage correct as at the date of notification.
2    The notification of 13 May 2015 provided by BlackRock, Inc. under Rule 5 of the DTR identifies (i) an indirect holding of 3,599,451,380 shares in Lloyds Banking Group plc representing 5.04 per cent of the voting rights in Lloyds Banking Group plc as at 12 May 2015, and (ii) a holding of 69,305,385 in other financial instruments in respect of Lloyds Banking Group plc representing 0.09 per cent of the voting rights of Lloyds Banking Group plc as at 12 May 2015. BlackRock, Inc.’s holding most recently notified to Lloyds Banking Group plc under Rule 5 of the DTR varies from the holding disclosed in BlackRock, Inc.’s Schedule 13-G filing with the SEC dated 8 February 2024, which identifies beneficial ownership of 5,352,886,800 shares in Lloyds Banking Group plc representing 8.4 per cent of the issued share capital in Lloyds Banking Group plc. This variance is attributable to different notification and disclosure requirements between these regulatory regimes. The notifiable holding by BlackRock, Inc. received by Lloyds Banking Group plc has not changed since 31 December 2015. Prior to 31 December 2015, BlackRock, Inc.’s holding in Lloyds Banking Group plc was not required to be disclosed under the SEC rules.
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
5 Holding is composed of 1,927,747,756 ordinary shares, and 8,000,000 American Depositary Receipts.
As at 10 February 2025, Lloyds Banking Group plc had 2,104,300 registered ordinary shareholders. The majority of Lloyds Banking Group plc’s ordinary shareholders are registered in the United Kingdom. 2,119,128,245 ordinary shares, representing 3.49 per cent of Lloyds Banking Group plc’s issued share capital, were held by BNY Mellon as depositary for the ordinary share American Depositary Share Programme through which there were 193 record holders.
Additionally, the majority of Lloyds Banking Group plc’s preference shareholders are registered in the United Kingdom, with a further one record holder with an address in the United States registered through Lloyds Banking Group plc’s preference share American Depositary Share Programme.
B.    Related party transactions
Reference is made to the section titled “Note 33: Related party transactions” on pages 138 to 139 of the Annual Report 2024 for information on related party transactions.

C.    Interests of experts and counsel
Not applicable.

35	Lloyds Banking Group plc Annual Report on Form 20-F 2024

Part I continued
Item 8. Financial Information
A.    Consolidated statements and other financial information
The Consolidated Financial Statements and Notes to the Consolidated Financial Statements, on pages 75 to 144 of the Annual Report 2024 are incorporated herein by reference.
See also “Item 18 -Financial Statements” on page 41. The audit opinion of Deloitte LLP (PCAOB no. 1147) is also included in Item 18.
Dividends
The Bank’s ability to pay dividends is restricted under UK company law. Dividends may only be paid if distributable profits are available for that purpose. In the case of a public limited company, a dividend may only be paid if the amount of net assets is not less than the aggregate of the called-up share capital and undistributable reserves and if the payment of the dividend will not reduce the amount of the net assets to less than that aggregate. In addition, as a regulated entity, the Bank cannot pay a dividend if the payment of such dividend would result in regulatory capital requirements not being met. Similar restrictions exist over the ability of the Bank’s subsidiary companies to pay dividends to their immediate parent companies. Furthermore, in the case of the Bank, dividends may only be paid if sufficient distributable profits are available for distributions due in the financial year on certain preferred securities. The Board has the discretion to decide whether to pay a dividend and the amount of any dividend.
The table below sets out the interim and final dividends paid by the Bank for fiscal years 2020 through 2024.

	Final dividends for previous year paid during current year £m	Interim dividends £m	Total dividends £m
2020	–	–	–
2021	–	2,900	2,900
2022	–	–	–
2023	–	4,700	4,700
2024	–	3,990	3,990
Legal actions and regulatory matters
During the ordinary course of business the Group is subject to threatened or actual legal proceedings and regulatory reviews and investigations both in the UK and overseas. Further discussion on the Group’s regulatory and legal provisions is set out in “Note 26: Provisions” on pages 132 to 134 of the Annual Report 2024 and its contingent liabilities relating to other legal actions and regulatory matters is set out in “Note 34: Contingent liabilities, commitments and guarantees” on pages 139 to 140 of the Annual Report 2024.

B.    Significant changes
No significant change has occurred since the date of the annual financial statements.

Item 9. The Offer and Listing
A.    Offer and listing details
The ordinary shares of the Bank are not listed or traded on any stock exchange.

B.    Plan of distribution
Not applicable.

C.    Markets
Please refer to Item 9.A - “Offer and listing details” on page 36. In addition, as shown in the cover of this Annual Report on Form 20-F, certain debt securities issued by the Bank are listed and traded on the NYSE.

D.    Selling shareholders
Not applicable.

E.    Dilution
Not applicable.

F.    Expenses of the issue
Not applicable.

Item 10. Additional Information
A.    Share capital
Not applicable.

36	Lloyds Banking Group plc Annual Report on Form 20-F 2024

Part I continued
B.    Memorandum of articles of association
For information regarding the Articles of Association, please refer to the discussion under the corresponding section of the Annual Report on Form 20-F for the year ended 31 December 2021, filed with the SEC on 8 March 2022, which discussion is hereby incorporated by reference into this Annual Report on Form 20-F.

C.    Material contracts
The Bank and its subsidiaries are party to various contracts in the ordinary course of business. There have been no material contracts, other than contracts entered into in the ordinary course of business, to which the Bank or any member of the Group became a party in 2024.

D.    Exchange controls
There are no UK laws, decrees or regulations that restrict the Bank’s import or export of capital, including the availability of cash and cash equivalents for use by the Lloyds Bank Group, or that affect the remittance of dividends, interest or other payments to non-UK holders of its securities.

E.    Taxation
The Bank does not have any listed shares or American Depositary Shares (ADSs). The Bank’s holding company, Lloyds Banking Group plc, has listed shares and ADSs, and includes in its Form 20-F a discussion intended as a general guide to current UK and US federal income tax considerations relevant to US holders of Lloyds Banking Group plc ordinary shares or ADSs.

F.    Dividends and paying agents
Not applicable.

G.    Statements by experts
Not applicable.

H.    Documents on display
Documents referred to and filed with the SEC together with this Annual Report on Form 20-F can be read and copied at the SEC’s public reference room located at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.
Copies of this Annual Report on Form 20-F as well as the Annual Report 2024 can be downloaded from the Financial Downloads page at www.lloydsbankinggroup.com. The contents of this website are not incorporated by reference into this Annual Report on Form 20-F. This Annual Report on Form 20-F is also filed and can be viewed via EDGAR on www.sec.gov.

I.    Subsidiary information
Reference is made to the Item 4.C - “Organisational structure” on page 24.

J.    Annual Report to Security Holders
The Bank intends to submit any annual report provided to security holders in electronic format as an exhibit to a current report on Form 6-K.

Item 11. Qualitative and Quantitative Disclosures About Market Risk
Reference is made to the sections titled:
•“Credit Risk” on pages 30 to 49 of the Annual Report 2024;
•“Market Risk” on pages 57 to 60 of the Annual Report 2024; and
•“Note 37: Financial risk management” on page 143 of the Annual Report 2024 for information on market risk.
Reference is made to the “Loan portfolio” section under Item 4.B - “Business overview” on page 20.

Item 12. Description of Securities Other than Equity Securities
A.    Debt Securities
Not applicable.

B.    Warrants and Rights
Not applicable.

C.    Other Securities
Not applicable.

D.    American Depositary Shares
Not applicable.

37	Lloyds Banking Group plc Annual Report on Form 20-F 2024

Part II
Item 13.Defaults, Dividend Arrearages and Delinquencies
None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.

Item 15. Controls and Procedures
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
To assist the Board in carrying out its functions and to provide independent oversight of internal control and risk management, certain responsibilities are delegated to the Board’s Committees. The Board is kept up to date on the activities of the Committees through reports from each of the Committee Chairs. Terms of Reference for each of the Committees are available on the website at www.lloydsbankinggroup.com. Information on the role and activities of the Nomination and Governance Committee, the Audit Committee, the Board Risk Committee, the Remuneration Committee and the Responsible Business Committee can be found on page 32.
As a non-US company with securities listed on the New York Stock Exchange (NYSE) the Bank is required to disclose any significant ways in which its corporate governance practices differ from those followed by domestic US companies listed on the NYSE, key differences are set out in the paragraphs below.
The NYSE corporate governance listing standards require domestic US companies to adopt and disclose corporate governance policies. For the Bank, the Nomination and Governance Committee sets the corporate governance principles and oversees the evaluation of the performance of the Board, its Committees and its individual members.
Under the NYSE corporate governance listing standards, the remuneration, nomination and governance committees of domestic US companies must be comprised of entirely independent directors. However for the Bank, the Remuneration Committee and the Nomination and Governance Committee include the Chair, with all other members being independent non-executive directors.
Disclosure controls and procedures
As of 31 December 2024, the Lloyds Bank Group, under the supervision and with the participation of the Lloyds Bank Group’s management, including the Group Chief Executive and the Chief Financial Officer, performed an evaluation of the effectiveness of the Lloyds Bank Group’s disclosure controls and procedures. Based on this evaluation, the Group Chief Executive and Chief Financial Officer concluded that the Bank’s disclosure controls and procedures, at 31 December 2024, were effective for gathering, analysing and disclosing with reasonable assurance the information that the Lloyds Bank Group is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. The Lloyds Bank Group’s management necessarily applied its judgement in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.
Changes in internal control over financial reporting
There have been no changes in the Lloyds Bank Group’s internal control over financial reporting during the year ended 31 December 2024 that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting.
Management report on internal control over financial reporting
The management of the Bank is responsible for establishing and maintaining adequate internal control over financial reporting. The Bank’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards.
The Bank’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards and that receipts and expenditures are being made only in accordance with authorisations of management and directors of the Bank; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the Bank’s assets that could have a material effect on the financial statements.
The management of the Bank assessed the effectiveness of the Bank’s internal control over financial reporting at 31 December 2024 based on the criteria established in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). Based on this assessment, management concluded that, as at 31 December 2024, the Bank’s internal control over financial reporting was effective.
Internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

38	Lloyds Banking Group plc Annual Report on Form 20-F 2024

Part II continued
Item 16. [Reserved]
[Reserved]

Item 16A. Audit Committee Financial Expert
Omitted.

Item 16B. Code of Ethics
Omitted.

Item 16C. Principal Accountant Fees and Services
Reference is made to the section titled “Note 12: Auditors’ remuneration” on page 104 of the Annual Report 2024 for information on principal accountant fees and services.
Auditor independence and remuneration
Both the Lloyds Banking Group Board and the external auditor have policies and procedures designed to protect the independence and objectivity of the external auditor for Lloyds Banking Group plc and all of its subsidiary undertakings, including those entities within the Lloyds Bank Group. To ensure that there is an appropriate level of oversight the Lloyds Banking Group Audit Committee approves the nature of services that the external auditor is permitted to perform and the policy sets a financial threshold above which it must approve in advance all non-audit engagements of the external auditor; the policy permits senior management to approve certain engagements for permitted services with fees for amounts below the threshold. The policy also details those services that the external auditor is prohibited from providing; these are consistent with the non-audit services which the FRC considers to be prohibited. The total amount of fees paid to the auditor for both audit and non-audit related services in 2024 is disclosed in note “Note 12: Auditors’ remuneration” to the financial statements.

Item 16D. Exemptions from the Listing Standards for Audit Committees
None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
None.

Item 16F. Change in Registrant’s Certifying Accountant
Not applicable.

Item 16G. Corporate Governance
Please refer to the “Statement on US Corporate Governance Standards” section under “Item 15 - Controls and Procedures” on page 38.

Item 16H. Mine Safety Disclosure
Not applicable.

Item 16I. Disclosures Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.

Item 16J. Insider Trading Policies
The Bank has adopted dealing policies setting out requirements in relation to dealings in the Bank’s securities by the Bank’s Directors, its executive committee members and attendees (in each case through the Dealing Policy for Directors, GEC Members and GEC Attendees) and other employees (through the Code of Ethics and Responsibility). The Bank believes these policies to be reasonably designed to promote compliance with applicable insider trading and market abuse regulations, in particular the UK Market Abuse Regulation, insider trading laws, rules and regulations, and the exchange listing standards. The Board recognises that it is the individual responsibility of each director and employee to ensure he or she complies with the policies and applicable insider trading laws.
The Dealing Policy for Directors, GEC Members and GEC Attendees is filed as Exhibit 11.1 to this Annual Report on Form 20-F. The Code of Ethics and Responsibility can be found at www.lloydsbankinggroup.com/sustainability/esg-policies-downloads.html and is filed as Exhibit 11.2 to this Annual Report on Form 20-F.

39	Lloyds Banking Group plc Annual Report on Form 20-F 2024

Part II continued
Item 16K. Cybersecurity
The Group adopts a risk-based approach to mitigate cyber threats it faces. The effective operation of the Group’s estate is supported by an IT and Cyber Security Governance framework, guided by a threat-based strategy which underpins investment decisions. The ongoing protection of the estate and confidentiality of material information is ensured through adherence to the Lloyds Banking Group Security Policy and supporting third-party supplier security schedule, which have been aligned to industry good practice including the NIST Cyber Security Framework; and material laws and regulations. The Group’s IT systems and information security risk management processes, which includes assessment, documentation and treatment have been integrated into its overall enterprise risk management framework. The Group engages a specialist third party consultancy on a periodic basis, to assess the maturity of its cyber security programme, in assessing, identifying and managing material risks from cybersecurity threats. During the handling of an incident, the Cyber Security team will continuously monitor and assess the impact to the Group. Thresholds have been set that, once triggered, will bring the information security risk owning business representatives, legal and compliance teams together as a subcommittee. The subcommittee will own the invocation of crisis management, Board notification and the drafting of any regulatory notifications. In the event of a major information security incident, including those with a material impact on the Group, the Chief Security Officer (CSO) maintains engagement with the executive, supported by the Group incident management teams.
Whilst the Group did not identify any cyber threats that materially affected its business strategy, results of operations or financial condition in 2024, the Group remains exposed to the risk of cyber threats and future interruptions that could potentially disrupt business operations and materially adversely affect the Group’s performance. The Board continues to invest heavily to protect the Group from cyber-attacks. Investment continues to focus on improving the Group’s approach to identity and access management, data loss prevention, improving capability to detect, respond and recover from cyber-attacks and improved ability to manage vulnerabilities across the estate.
The Board has overall oversight responsibility for the Group’s IT systems and information security risk management and delegates this oversight to the Group Risk Committee (“GRC”). GRC is responsible for ensuring that management has processes in place designed to identify and evaluate IT systems and information security risks that the Group is exposed to, and implementing processes and programmes to manage these risks and mitigate related incidents within appetite. GRC also reports material IT systems and information security risks to the Board via the Board Risk Committee (“BRC”). BRC continues to be supported by the IT and Cyber Advisory Forum (“ITCAF”), which is attended by the BRC chair and other Board members. ITCAF dedicates additional time and resource to reviewing and challenging risks associated with IT infrastructure, IT strategy, IT resilience and cyber risks. Senior management is responsible for identifying, considering and assessing material IT systems and information security risks on an ongoing basis, establishing processes to ensure that such potential risk exposures are monitored, putting in place appropriate mitigation measures and maintaining control improvement programmes.
To deal with cybersecurity threats, Lloyds Banking Group has a dedicated Cyber Security function led by a certified CSO with over 13 years of security experience at the UK Government, Bank of England and major financial services institutions at a leadership level. The CSO actively participates in Audit Committee and Board meetings and is responsible for offering updates on information security risks and mitigation strategies to the Board and its subcommittees. Additionally, the CSO chairs a subcommittee comprised of stakeholders including, but not limited to security representatives, risk management, compliance and Group Internal Audit. This subcommittee is focused on information security, to review major policy changes, strategies and key risk mitigations to enhance the governance of the information security strategies and policies.

40	Lloyds Banking Group plc Annual Report on Form 20-F 2024

Part III
Item 17. Financial Statements
See response to Item 18 - “Financial Statements”.

Item 18. Financial Statements
The Consolidated Financial Statements and Notes to the Consolidated Financial Statements, on pages 75 to 144 of the Annual Report 2024 are incorporated herein by reference.

Schedule: Parent company disclosures
(A)    Company income statement

	2024 £m	2023 £m	2022 £m
Net interest income	8,311	10,526	7,605
Net fee and commission income	547	914	800
Dividends received	1,075	122	1,850
Net trading and other operating income	3,530	2,151	1,027
Other income	5,152	3,187	3,677
Total income	13,463	13,713	11,282
Operating expenses	(7,073)	(6,947)	(6,430)
Impairment (charge) credit	(222)	(437)	(745)
Profit before tax	6,168	6,329	4,107
Tax (expense) credit	(1,271)	(1,669)	(590)
Profit for the year	4,897	4,660	3,517

Profit attributable to ordinary shareholders	4,534	4,326	3,276
Profit attributable to other equity holders	363	334	241
Profit for the year	4,897	4,660	3,517

41	Lloyds Banking Group plc Annual Report on Form 20-F 2024

Part III continued
Schedule: Parent company disclosures continued
(B)    Company balance sheet

	2024 £m	2023 £m
Assets
Cash and balances at central banks	36,838	52,268
Financial assets at fair value through profit or loss	6,746	6,255
Derivative financial instruments	7,217	7,049
Loans and advances to banks	6,195	8,512
Loans and advances to customers	105,148	106,497
Reverse repurchase agreements	44,143	32,751
Debt securities	9,945	10,144
Due from fellow Lloyds Banking Group undertakings	139,380	124,627
Financial assets at amortised cost	304,811	282,531
Financial assets at fair value through other comprehensive income	30,116	27,156
Goodwill and other intangible assets	4,177	4,150
Current tax recoverable	2	12
Deferred tax assets	3,139	3,001
Investment in subsidiary undertakings	31,664	31,591
Retirement benefit assets	1,827	2,118
Other assets	3,715	3,310
Total assets	430,252	419,441
Liabilities
Deposits from banks	2,965	3,380
Customer deposits	273,511	266,907
Repurchase agreements at amortised cost	15,593	7,305
Due to fellow Lloyds Banking Group undertakings	21,204	20,400
Financial liabilities at fair value through profit or loss	9,653	10,474
Derivative financial instruments	9,376	7,614
Debt securities in issue at amortised cost	34,169	41,365
Other liabilities	3,732	3,317
Retirement benefit obligations	48	54
Current tax liabilities	891	–
Provisions	736	838
Subordinated liabilities	6,686	6,421
Total liabilities	378,564	368,075
Equity
Share capital	1,574	1,574
Share premium account	600	600
Other reserves	(1,799)	(1,106)
Retained profits	45,621	45,280
Ordinary shareholders’ equity	45,996	46,348
Other equity instruments	5,692	5,018
Total equity	51,688	51,366
Total equity and liabilities	430,252	419,441

42	Lloyds Banking Group plc Annual Report on Form 20-F 2024

Part III continued
Schedule: Parent company disclosures continued
(C)    Company statement of changes in equity

	Attributable to ordinary shareholders
	Share capital and premium £m	Other reserves £m	Retained profits £m	Total £m	Other equity instruments £m	Total £m
At 1 January 2024	2,174	(1,106)	45,280	46,348	5,018	51,366
Comprehensive income
Profit for the year	–	–	4,534	4,534	363	4,897
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(282)	(282)	–	(282)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	–	(39)	–	(39)	–	(39)
Gains and losses attributable to own credit risk, net of tax	–	–	(56)	(56)	–	(56)
Movements in cash flow hedging reserve, net of tax	–	(653)	–	(653)	–	(653)
Movements in foreign currency translation reserve, net of tax	–	(1)	–	(1)	–	(1)
Total other comprehensive loss	–	(693)	(338)	(1,031)	–	(1,031)
Total comprehensive (loss) income	–	(693)	4,196	3,503	363	3,866
Transactions with owners
Dividends	–	–	(3,990)	(3,990)	–	(3,990)
Distributions on other equity instruments	–	–	–	–	(363)	(363)
Issue of other equity instruments	–	–	(6)	(6)	1,174	1,168
Repurchases and redemptions of other equity instruments	–	–	–	–	(500)	(500)
Capital contributions received	–	–	142	142	–	142
Return of capital contributions	–	–	(1)	(1)	–	(1)
Total transactions with owners	–	–	(3,855)	(3,855)	311	(3,544)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	–	–	–	–	–
At 31 December 2024	2,174	(1,799)	45,621	45,996	5,692	51,688

43	Lloyds Banking Group plc Annual Report on Form 20-F 2024

Part III continued
Schedule: Parent company disclosures continued
(D)    Company cash flow statement

	2024 £m	2023 £m	2022 £m
Cash flows from operating activities
Profit before tax	6,168	6,329	4,107
Adjustments for:
Change in operating assets	(27,510)	8,782	(5,368)
Change in operating liabilities	7,961	(15,938)	22,262
Non-cash and other items	1,576	2,422	(2,817)
Tax paid	(98)	(728)	(243)
Net cash (used in) provided by operating activities	(11,903)	867	17,941
Cash flows from investing activities
Purchase of financial assets	(10,449)	(10,293)	(9,563)
Proceeds from sale and maturity of financial assets	7,050	5,286	10,641
Purchase of fixed assets	(284)	(350)	(339)
Purchase of other intangible assets	(1,137)	(1,381)	(1,335)
Proceeds from sale of fixed assets	27	11	3
Additional capital injections to subsidiaries	(1,250)	(350)	(600)
Dividends received from subsidiaries	1,075	122	1,850
Distributions on other equity instruments received	210	191	125
Capital repayments and redemptions	1,200	–	32
Disposal of businesses, net of cash disposed	–	–	5
Net cash (used in) provided by investing activities	(3,558)	(6,764)	819
Cash flows from financing activities
Dividends paid to ordinary shareholders	(3,990)	(4,700)	–
Distributions on other equity instruments	(363)	(334)	(241)
Return of capital contributions	(1)	(1)	(4)
Interest paid on subordinated liabilities	(332)	(285)	(290)
Proceeds from issue of subordinated liabilities	386	670	837
Proceeds from issue of other equity instruments	1,168	745	–
Repayment of subordinated liabilities	–	(92)	(2,156)
Repurchases and redemptions of other equity instruments	(500)	–	–
Borrowings from parent company	2,895	1,942	1,852
Repayments of borrowings to parent company	(1,280)	(931)	–
Interest paid on borrowings from parent company	(200)	(210)	(200)
Net cash used in financing activities	(2,217)	(3,196)	(202)
Effects of exchange rate changes on cash and cash equivalents	–	–	1
Change in cash and cash equivalents	(17,678)	(9,093)	18,559
Cash and cash equivalents at beginning of year	61,696	70,789	52,230
Cash and cash equivalents at end of year	44,018	61,696	70,789
(E)    Interests in subsidiaries
The principal subsidiaries, both of which have prepared accounts to 31 December 2024 and whose results are included in the consolidated accounts of Lloyds Bank plc, are:

Name of subsidiary undertaking	Country of registration/ incorporation	Percentage of equity share capital and voting rights held	Nature of business	Registered office
HBOS plc	Scotland	100%	Holding company	The Mound, Edinburgh EH1 1YZ
Bank of Scotland plc	Scotland	100%*	Banking and financial services	The Mound, Edinburgh EH1 1YZ
*    Indirect interest

44	Lloyds Banking Group plc Annual Report on Form 20-F 2024

Part III continued
Report of independent registered public accounting firm
To the shareholders and the Board of Directors of Lloyds Bank plc
Opinion on the financial statements
We have audited the accompanying consolidated balance sheets of Lloyds Bank plc and subsidiaries (the 'Group') as at 31 December 2024 and 2023, the related consolidated income statements, consolidated statements of comprehensive income, statements of changes in equity, and cash flow statements, for each of the three years in the period ended 31 December 2024, and the related notes, the disclosures marked as ‘Audited’ within Item 5 in the Operating and Financial Review and Prospects section on pages 25 to 28 and the schedule included in Item 18 (collectively referred to as the ‘financial statements’). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as at 31 December 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Expected credit losses
Impairment of loans and advances
Refer to notes 2, 13, 18, 19 and 37 in the financial statements
Critical Audit Matter description
The Group has recognised £3.5 billion of expected credit losses (‘ECL’) as at 31 December 2024. The valuation and allocation of ECL consists of a number of assumptions that are inherently uncertain and require a high degree of complex and subjective auditor judgement, specialised skills and knowledge, and complex impairment modelling. The increasing economic uncertainty resulting from geopolitical risks and recent changes in government policy in the United Kingdom (‘UK’) has further heightened the levels of judgement required, especially in the development of the base case economic scenario and alternative economic scenarios. As a consequence, we have determined ECL as a key audit matter.
The key areas we identified as having the most significant level of management judgement were in respect of:
•Multiple economic scenarios;
•Collectively assessed ECL;
•Individually assessed ECL; and
•ECL model adjustments.
Multiple economic scenarios
The Group’s economics team develops the future economic scenarios by developing a base case forecast based on a set of conditioning assumptions, with the three outer economic scenarios (upside, downside and severe downside) derived using a Monte Carlo simulation around the base case. The modelled severe downside scenario is then adjusted to capture supply-side risks not contemplated by the Monte Carlo model. The upside, the base case and the downside scenarios are weighted at a 30 per cent probability and the severe downside at a 10 per cent probability. The development of the base case scenario, including the conditioning assumptions, is inherently highly complex and requires significant judgement.
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
•behavioural lives of products in the Retail division;
•credit risk ratings for the Commercial Banking division, which are performed on a counterparty basis for larger exposures by a credit officer; and
•the appropriate allocation of assets into the correct staging taking into account any significant deterioration in credit risk since inception of the loan.

45	Lloyds Banking Group plc Annual Report on Form 20-F 2024

Part III continued
Individually assessed ECL
For individual provision assessments of larger exposures in stage 3 in the Commercial Banking division, complex and subjective auditor judgement including specialised knowledge is required in evaluating the methodology, models and inputs that are inherently uncertain in determining the ECL. The significant judgements in estimating provisions are the:
•completeness and appropriateness of the potential workout scenarios identified;
•probability of default assigned to each identified potential workout scenario; and
•valuation assumptions used in determining the expected recovery strategies.
ECL model adjustments
Where impairment models do not incorporate all factors relevant to estimating the ECL, adjustments are made to address known model limitations and data limitations, emerging or non-modelled risks and the impact of economic uncertainty on different industry sectors. The identification of model limitations is highly judgemental and inherently uncertain. The adjustments made to address these limitations require specialist auditor judgement when evaluating the:
•completeness of adjustments; and
•methodology, assumptions, models and inputs.
How the Critical Audit Matter was addressed in the audit
Multiple economic scenarios
We performed the following procedures:
•tested the controls over the generation of the multiple economic scenarios including those over the Group’s governance processes to approve the base case, different scenarios and the weightings applied to each scenario;
•working with our internal economic specialists:
–challenged and evaluated economic forecasts in the base scenario such as the unemployment rate, House Price Index, Commercial Real Estate prices, inflation and forecasted interest rates, and Gross Domestic Product through comparison to independent economic outlooks, other external analyses and market data;
–challenged and evaluated the appropriateness of changes in assumptions and/or the model including changes to the non-modelled severe downside approach;
–challenged and evaluated the appropriateness of the methodology applied to generate alternative macroeconomic scenarios, including associated weightings and assumptions within the model; and
–independently replicated the multiple economic scenario model and compared the outputs of our independent model to the Group’s output to test scenario generation;
•tested the completeness and accuracy of the data used by the model;
•performed a stand back assessment of the appropriateness of the weightings applied to each of the scenarios based on publicly available data; and
•evaluated the appropriateness of disclosures in respect of significant judgements and sources of estimation uncertainty including macroeconomic scenarios.
Collectively assessed ECL
We tested controls across the process to estimate the ECL provisions including:
•model governance, including model validation and monitoring;
•model assumptions;
•allocation of assets into stages, including those to determine the credit risk rating in the Commercial Banking division; and
•completeness and accuracy of the data used by the model.
Working with our internal modelling specialists our audit procedures over the key areas of estimation in the valuation and allocation of the ECL covered the following:
•Model estimations, where we:
–evaluated the appropriateness of the modelling approach and assumptions used;
–independently replicated a sample of the models for all in-scope portfolios and compared the outputs of our independent models to the Group’s outputs;
–assessed model performance by evaluating variations between observed data and model predictions;
–developed an understanding of model limitations and assessed these and remedial actions; and
–tested the completeness and accuracy of the data used in model execution and calibration.
•Allocation of assets into stages, where we:
–evaluated the appropriateness of quantitative and qualitative criteria used for allocation into IFRS 9 stages, including independently assessing the credit rating of a sample of loans in the Commercial Banking division;
–tested the appropriateness of the stage allocation for a sample of exposures; and
–tested the data used by models in assigning IFRS 9 stages and evaluated the appropriateness of the model logic used.
Individually assessed ECL
For expected credit losses assessed individually we have:
•selected senior team members with extensive IFRS 9 knowledge and expertise to design and lead the execution of the audit of ECL;
•tested the controls over individually assessed provisions including assumptions and inputs into workout and recovery scenarios, as well as valuation assumptions used; and
•evaluated the appropriateness of workout and recovery scenarios identified, including the judgements to determine the timing and value of associated cash flows as well as consideration of climate risk.
ECL model adjustments
In respect of the adjustments to models, we performed the following procedures in conjunction with our specialists:
•tested the controls over the valuation of in-model and post-model adjustments, including methodology, calculation, assumptions and the completeness and accuracy of data used;
•evaluated the methodology, rationale and assumptions in developing the adjustments, and evaluated the Group’s selection of approaches;
•tested the completeness and accuracy of the data used in formulating the judgements;
•performed a recalculation of adjustments;
•evaluated the completeness of adjustments based on our understanding of both model and data limitations; and
•assessed the appropriateness of the disclosures and whether the disclosures appropriately address the uncertainty which exists in determining the ECL.

46	Lloyds Banking Group plc Annual Report on Form 20-F 2024

Part III continued
Regulatory and litigation matters
Other provisions
Refer to notes 2 and 26 in the financial statements
Critical Audit Matter description
The Group operates in an environment where it is subject to regulatory investigations, litigation and customer remediation including allegations of fraud and misconduct. The Group is currently exposed to a number of regulatory and litigation matters. The Group’s provision for these matters is £1.5 billion as at 31 December 2024. In the current year, the Group recognised a further provision of £700 million relating to motor finance commission arrangements.
Significant judgement is required by the Group in determining whether, under IAS 37 Provisions, Contingent Liabilities and Contingent Assets:
•The amount recorded is representative of the Group’s best estimate to settle the obligation based on the information available to the Group, including in respect of motor finance commission arrangements where there is significant uncertainty around the final outcome as a result of the recent Court of Appeal decisions, appeal to the Supreme Court and the impact of the on-going review by the Financial Conduct Authority (‘FCA’); and
•Any contingent liabilities and underlying significant estimation uncertainties are adequately disclosed.
How the Critical Audit Matter was addressed in the audit
We performed the following audit procedures:
•tested the Group’s controls over the completeness of provisions, the review of the assessment of the provision against the requirements of IAS 37, the review of the appropriateness of judgements used to determine a best estimate and the completeness and accuracy of data used in the process;
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
•critically evaluated the Group’s conclusion in the context of the requirements of IAS 37 where no provision was made;
•evaluated whether the disclosures made in the financial statements appropriately reflect the facts and key sources of estimation uncertainty, including in respect of motor finance commission arrangements;
•specifically in respect of motor finance commission arrangements, we:
–tested the governance control operating over the choice of assumptions used, including agreement to previous redress experience where applicable;
–engaged with our internal modelling specialists to review relevant aspects of the code used to extract commission data used within the model;
–tested the mathematical accuracy of the model including the completeness and accuracy of data used in the model;
–inspected information available for the historical complaints, both supportive and contradictory, the view of independent analysts and the decisions made by the courts;
–reviewed correspondence with external legal counsel to support the probability weighting applied;
–inspected correspondence and made direct inquiry with the Group’s regulators; and
–tested the methodology and assumptions applied to determine the provision.
Defined benefit obligations
Retirement benefit obligations
Refer to notes 2 and 11 in the financial statements.
Critical Audit Matter description
The Group operates a number of defined benefit retirement schemes, the obligations for which totalled £27.1 billion as at 31 December 2024. Their valuation is determined with reference to key actuarial assumptions including mortality assumptions, discount rates and inflation rates. Due to the size of these schemes, small changes in these assumptions can have a material impact on the value of the defined benefit obligation and therefore, the determination of these assumptions requires significant auditor judgement.
How the Critical Audit Matter was addressed in the audit
We performed the following audit procedures:
•tested the Group’s controls over the valuation of the defined benefit obligations, including controls over the assumptions setting process; and
•challenged and evaluated the key actuarial assumptions against the compiled expected ranges, determined by our internal actuarial experts, based on observable market indices and market experience.

/s/ Deloitte LLP
London, United Kingdom
27 February 2025

We have served as the Group’s auditor since 2021.

47	Lloyds Banking Group plc Annual Report on Form 20-F 2024

Part III continued
Item 19. Exhibits
A.    Annual Report
The following pages from the Annual Report 2024 (see Exhibit 15.1) are incorporated by reference into this Annual Report on Form 20-F. The content of websites and other sources, reports and materials referenced on these pages are not incorporated by reference into this Annual Report on Form 20-F.

			Pages in the Annual Report 2024
Annual Report on Form 20-F section		Section in the Annual Report 2024	From	To
Part 1	Item 4.	Note 4: Segmental analysis	89	92
Part 1	Item 5.	Note 1: Basis of preparation	82
		Note 3: Critical accounting judgements and key sources of estimation uncertainty	89
		Note 17: Derivative financial instruments	118	121
		Risk management	15	62
		Note 3: Critical accounting judgements and key sources of estimation uncertainty	89
Part 1	Item 6.	Corporate governance statement	10	11
Part 1	Item 7.	Note 33: Related party transactions	138	139
Part 1	Item 8.	Financial statements	75	144
		Note 26: Provisions	132	134
		Note 34: Contingent liabilities, commitments and guarantees	139	140
Part 1	Item 11.	Credit risk	30	49
		Market risk	57	60
		Note 37: Financial risk management	143
Part 2	Item 16C.	Note 12: Auditors’ remuneration	104
Part 3	Item 18.	Financial statements	75	144

48	Lloyds Banking Group plc Annual Report on Form 20-F 2024

Part III continued
B.    Exhibits

1	Articles of association of the Bank[4]
2	Neither the Bank nor any subsidiary is party to any single long-term debt instrument pursuant to which a total amount of securities exceeding 10 per cent of the Lloyds Bank Group’s total assets (on a consolidated basis) is authorised to be issued. The Bank hereby agrees to furnish to the SEC, upon its request, a copy of any instrument defining the rights of holders of its long-term debt or the rights of holders of the long-term debt issued by it or any subsidiary for which consolidated or unconsolidated financial statements are required to be filed with the SEC.
2	(d)	Description of securities registered under Section 12 of the Exchange Act.
4	(b)	(i)	Letter of appointment dated 26 June 2014 between Lloyds Banking Group plc and Alan Dickinson[1]
		(ii)	Letter of appointment dated 2 March 2017 between Lloyds Banking Group plc and Lord Lupton[1]
		(iii)	Supplementary letter dated 5 December 2017 to the letter of appointment dated 2 March 2017 between Lloyds Banking Group plc and Lord Lupton[1]
		(iv)	Letter of appointment dated 17 April 2018 between Lloyds Banking Group plc and Amanda Mackenzie[1]
		(v)	Supplementary letter dated 3 September 2018 to the letter of appointment dated 17 April 2018 between Lloyds Banking Group plc and Amanda Mackenzie[1]
		(vi)	Letter of appointment dated 19 March 2018 between Lloyds Banking Group plc and Brendan Gilligan[1]
		(vii)	Letter of appointment dated 19 March 2018 between Lloyds Banking Group plc and Nigel Hinshelwood[1]
		(viii)	Letter of appointment dated 26 April 2018 between Lloyds Banking Group plc and Sarah Bentley[1]
		(ix)	Service agreement dated 15 March 2019 between the Bank and William Chalmers[2]
		(x)	Addendum to the service agreement dated 15 March 2019 between the Bank and William Chalmers[3]
		(xi)	Deed of variation of contract dated 22 June 2020 to the service agreement dated 15 March 2019 between the Bank and William Chalmers[3]
		(xii)	Letter to William Chalmers regarding his deputisation allowance and increased fixed share award for the period he assumed the acting Group Chief Executive role[4]
		(xiii)	Letter of appointment dated 21 October 2019 between Lloyds Banking Group plc and Sarah Legg[2]
		(xiv)	Supplementary letter dated 31 October 2019 to the letter of appointment dated 21 October 2019 between Lloyds Banking Group plc and Sarah Legg[2]
		(xv)	Letter of Appointment dated 22 October 2019 between Lloyds Banking Group plc and Catherine Woods[2]
		(xvi)	Supplementary letter dated 31 October 2019 to the letter of appointment dated 22 October 2019 between Lloyds Banking Group plc and Catherine Woods[2]
		(xvii)	Letter of appointment dated 4 July 2020 between Lloyds Banking Group plc and Robin Budenberg[3]
		(xviii)	Service agreement dated 29 November 2020 between the Bank and Charlie Nunn[4]
		(xix)	Addendum to the service agreement dated 29 November 2020 between the Bank and Charlie Nunn[4]
		(xx)	Letter of appointment dated 5 October 2021 between Lloyds Banking Group plc and Harmeen Mehta[4]
		(xxi)	Letter of appointment dated 26 July 2022 between Lloyds Banking Group plc and Scott Wheway[5]
		(xxii)	Supplementary letter dated 13 September 2022 to the letter of appointment dated 26 July 2022 between Lloyds Banking Group plc and Scott Wheway[5]
		(xxiii)	Letter of appointment dated 11 October 2022 between Lloyds Banking Group plc and Cathy Turner[5]
		(xxiv)	Letter of appointment dated 29 July 2024 between Lloyds Banking Group plc and Nathan Bostock
11.1	Dealing Policy for Directors, GEC Members and GEC Attendees
11.2	Code of Ethics and Responsibility
12.1	Certification of Charlie Nunn filed pursuant to 17 CFR 240.13a-14(a) and 15 U.S.C. 7241
12.2	Certification of William Chalmers filed pursuant to 17 CFR 240.13a-14(a) and 15 U.S.C. 7241
13.1	Certification of Charlie Nunn and William Chalmers furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350
15.1	The Annual Report 2024[6]
15.2	Consent of Deloitte LLP
97	Lloyds Bank plc’s Performance Adjustment Policy[7]
101	Interactive Data File
104	Cover Page Interactive Data File

[1]	Previously filed with the SEC on the Bank’s Form 20-F filed 31 July 2019.
[2]	Previously filed with the SEC on the Bank’s Form 20-F filed 23 March 2020.
[3]	Previously filed with the SEC on the Bank’s Form 20-F filed 11 March 2021.
[4]	Previously filed with the SEC on the Bank’s Form 20-F filed 8 March 2022.
[5]	Previously filed with the SEC on the Bank’s Form 20-F filed 7 March 2023.
[6]	Filed together with this Annual Report on Form 20-F. Certain of the information included within Exhibit 15.1, which is provided pursuant to Rule 12b-23(a)(3) of the Exchange Act, is incorporated by reference in this Annual Report on Form 20-F, as specified elsewhere in this Annual Report on Form 20-F. With the exception of the items and pages so specified, Exhibit 15.1 is not deemed to be filed as part of this Annual Report on Form 20-F.
[7]	Previously filed with the SEC on the Bank’s Form 20-F filed 29 February 2024.

49	Lloyds Banking Group plc Annual Report on Form 20-F 2024

Signature
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Lloyds Bank plc
By:	/s/ William Chalmers

Name:	William Chalmers
Title:	Chief Financial Officer
Dated:	27 February 2025

50	Lloyds Banking Group plc Annual Report on Form 20-F 2024