Form 20-F
period 2025-12-31
Lloyds Bank plc
filed 2026-02-26
CIK 1167831

As filed with the Securities and Exchange Commission on 26 February 2026
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2025
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-35079
LLOYDS BANK plc
(Exact name of Registrant as specified in its charter)
England
(Jurisdiction of incorporation or organization)
33 Old Broad Street
London EC2N 1HZ
United Kingdom
(Address of principal executive offices)
Kate Cheetham, Company Secretary
Tel +44 (0) 20 7356 2104, Fax +44 (0) 20 7356 1808
33 Old Broad Street
London EC2N 1HZ
United Kingdom
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:
None
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

The number of outstanding shares of each of Lloyds Bank plc’s classes of capital or common stock as of 31 December 2025 was:

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
Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, certain information required to be included in this Annual Report on Form 20-F is being incorporated by reference from the Bank’s statutory annual report for the year ended 31 December 2025, including the consolidated financial statements of the Group included therein (the “Annual Report 2025”) as specified in this Annual Report on Form 20-F. References to the “consolidated financial statements” or “financial statements” are to the Group’s consolidated financial statements incorporated by reference in this Annual Report on Form 20-F. Therefore, the information in this Annual Report on Form 20-F should be read in conjunction with the Annual Report 2025, to the extent specified (see Exhibit 15.1). Any cross-references contained within pages or sections that are incorporated by reference from the Annual Report 2025 are not also deemed incorporated by reference unless indicated otherwise. With the exception of the items and pages so specified, the Annual Report 2025 is not being, and shall not be deemed to be, filed as part of this Annual Report on Form 20-F.
The Group’s consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB). Certain disclosures required by IFRS Accounting Standards have been included in sections highlighted as “Audited” within Item 5 “Operating and Financial Review and Prospects” of this Annual Report on Form 20-F on pages 12 to 13. Disclosures marked as audited indicate that they are within the scope of the audit of the financial statements taken as a whole; these disclosures are not subject to a separate opinion.
The Group publishes its consolidated financial statements expressed in British pounds (“pounds Sterling”, “Sterling” or “£”), the lawful currency of the UK. In this Annual Report on Form 20-F, references to “pence” and “p” are to one-hundredth of one pound Sterling; references to “US Dollars”, “US$” or “$” are to the lawful currency of the United States; references to “cent” or “c” are to one-hundredth of one US Dollar; references to “Euro” or “€” are to the lawful currency of the member states of the European Union (the “EU”) that have adopted a single currency in accordance with the Treaty establishing the European Communities, as amended by the Treaty of European Union; references to “Euro cent” are to one-hundredth of one Euro; references to “Australian Dollar”, “Australian $” or “A$” are to the lawful currency of Australia; references to “Singapore Dollar”, “Singapore $” or “S$” are to the lawful currency of Singapore; and references to “Japanese Yen”, “Japanese ¥” or “¥” are to the lawful currency of Japan. Solely for the convenience of the reader, this Annual Report on Form 20-F contains translations of certain pounds Sterling amounts into US Dollars at specified rates. These translations should not be construed as representations by the Group that the pounds Sterling amounts actually represent such US Dollar amounts or could be converted into US Dollars at the rate indicated or at any other rate. Unless otherwise stated, the translations of pounds Sterling into US Dollars have been made at the Noon Buying Rate in New York City for cable transfers in pounds Sterling as certified for customs purposes by the Federal Reserve Bank of New York (the Noon Buying Rate) in effect on 31 December 2025. The Noon Buying Rate on 31 December 2025 differs from certain of the actual rates used in the preparation of the consolidated financial statements, which are expressed in pounds Sterling, and therefore US Dollar amounts appearing in this Annual Report on Form 20-F may differ significantly from actual US Dollar amounts which were translated into pounds Sterling in the preparation of the consolidated financial statements in accordance with IFRS Accounting Standards.
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

1	Lloyds Bank plc Annual Report on Form 20-F 2025

Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Bank plc together with its subsidiaries (the Lloyds Bank Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about the Lloyds Bank Group’s or its directors’ and/or management’s beliefs and expectations, are forward-looking statements. Words such as, without limitation, ‘believes’, ‘achieves’, ‘anticipates’, ‘estimates’, ‘expects’, ‘targets’, ‘should’, ‘intends’, ‘aims’, ‘projects’, ‘plans’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘may’, ‘seek’, ‘estimate’, ‘probability’, ‘goal’, ‘objective’, ‘deliver’, ‘endeavour’, ‘prospects’, ‘optimistic’ and similar expressions or variations on these expressions are intended to identify forward-looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Lloyds Bank Group’s future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Lloyds Bank Group’s future financial performance; the level and extent of future impairments and write-downs; the Lloyds Bank Group’s ESG targets and/or commitments; statements of plans, objectives or goals of the Lloyds Bank Group or its management and other statements that are not historical fact and statements of assumptions underlying such statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, targets, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward-looking statements include, but are not limited to: general economic and business conditions in the UK and internationally (including in relation to tariffs); imposed and threatened tariffs and changes to global trade policies; acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; the war between Russia and Ukraine; the escalation of conflicts in the Middle East; the tensions between China and Taiwan; political instability including as a result of any UK general election; market related risks, trends and developments; changes in client and consumer behaviour and demand; exposure to counterparty risk; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Lloyds Bank Group’s or Lloyds Banking Group plc’s credit ratings; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of the Lloyds Bank Group’s securities; natural pandemic and other disasters; risks concerning borrower and counterparty credit quality; risks affecting defined benefit pension schemes; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Lloyds Bank Group; risks associated with the Lloyds Bank Group’s compliance with a wide range of laws and regulations; assessment related to resolution planning requirements; risks related to regulatory actions which may be taken in the event of a bank or Lloyds Bank Group or Lloyds Banking Group failure; exposure to legal, regulatory or competition proceedings, investigations or complaints; failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations; failure to prevent or detect any illegal or improper activities; operational risks including risks as a result of the failure of third party suppliers; conduct risk; risks related to new and emerging technologies, including artificial intelligence; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; technological failure; inadequate or failed internal or external processes or systems; risks relating to ESG matters, such as climate change (and achieving climate change ambitions) and decarbonisation, including the Lloyds Bank Group’s or the Lloyds Banking Group’s ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, and human rights issues; the impact of competitive conditions; failure to attract, retain and develop high calibre talent; the ability to achieve strategic objectives; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; inability to capture accurately the expected value from acquisitions; and assumptions and estimates that form the basis of the Lloyds Bank Group’s financial statements. A number of these influences and factors are beyond the Lloyds Bank Group’s control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Bank plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC’s website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Bank plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Bank plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today’s date, and the Lloyds Bank Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.
For additional information about factors that could cause Group’s results to differ materially from those described in the forward-looking statements, please see the Risk Factors for 2025 filed by the Company with the SEC on Form 6-K on 29 January 2026 (the “6-K Risk Factors”) incorporated by reference in this Annual Report on Form 20-F (see Exhibit 15.2).
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

2	Lloyds Bank plc Annual Report on Form 20-F 2025

Part I
Item 1. Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
A.    [Reserved]

B.    Capitalization and indebtedness
Not applicable.
C.    Reason for the offer and use of proceeds
Not applicable.
D.    Risk factors
Set out below is a summary of certain risk factors which could affect the Bank and Lloyds Bank Group’s future results and prospects and may cause them to differ from expected results materially. The factors listed below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties that Lloyds Bank Group’s businesses face.
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
1.Lloyds Bank Group and its businesses are subject to substantial regulation and oversight. Adverse legal or regulatory developments could have a material adverse effect on Lloyds Bank Group’s business, results of operations, financial condition or prospects
2.The financial impact of legal or other proceedings and regulatory risks may be material and is difficult to quantify. Amounts eventually paid may materially exceed the amount of provisions set aside to cover such risks, or existing provisions may need to be materially increased in response to changing circumstances
3.Lloyds Bank Group faces risks associated with its compliance with a wide range of laws and regulations
4.Lloyds Bank Group is subject to the risk of having insufficient capital resources and/or not meeting liquidity requirements
5.Lloyds Bank Group must comply with anti-money laundering, counter terrorist financing, anti-bribery, fraud and sanctions regulations
6.Lloyds Banking Group, including Lloyds Bank Group is subject to resolution planning requirements, which could have an adverse impact on Lloyds Bank Group’s business
7.Lloyds Banking Group, including Lloyds Bank Group is subject to regulatory actions which may be taken in the event of a bank or Lloyds Banking Group failure
8.Failure to manage the risks associated with changes in taxation rates or applicable tax laws, or misinterpretation of such tax laws, could materially adversely affect Lloyds Bank Group’s results of operations, financial condition or prospects
Business and operational risks
1.Lloyds Bank Group is exposed to operational risks, including the failure to build sufficient resilience into business operations, and underlying infrastructure and controls, as well as risks which may arise as a result of the failure of third party services
2.Lloyds Bank Group is exposed to conduct risk
3.Lloyds Bank Group’s business is subject to risks related to new and emerging technologies
4.Lloyds Bank Group’s business is subject to risks related to cybercrime and technological failure
5.Lloyds Bank Group is subject to the financial and non-financial risks related with ESG matters, for example, climate change and human rights issues
6.Lloyds Bank Group’s businesses are conducted in competitive environments, which are subject to ongoing regulatory scrutiny, and Lloyds Bank Group’s financial performance depends upon management’s ability to respond effectively to competitive pressures and any regulatory developments
7.Lloyds Bank Group could fail to attract, retain and develop high calibre talent
8.Lloyds Bank Group may fail to execute its ongoing strategic change initiatives, and the expected benefits of such initiatives may not be achieved on time or as planned
9.Lloyds Bank Group may be unable to fully capture the expected value from acquisitions, which could materially and adversely affect its results of operations, financial condition or prospects
10.Lloyds Bank Group’s financial statements are based, in part, on assumptions and estimates
Reference is made to the 6-K Risk Factors for a description of the above risk factors which could affect Lloyds Bank Group’s future results and may cause them to differ from expected results materially. The factors discussed therein should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties that Lloyds Bank Group’s businesses face. The 6-K Risk Factors should be read in conjunction with the more detailed information contained in this Annual Report on Form 20-F, including as set forth in Item 4 - “Information on the Company” and Item 5 - “Operating and Financial Review and Prospects”. For information on Lloyds Bank Group’s risk management policies and procedures, see the section titled “Risk Management” under Item 5 - “Operating and Financial Review and Prospects”.

3	Lloyds Bank plc Annual Report on Form 20-F 2025

Part I continued
Item 4. Information on the Company
A.    History and development of Lloyds Bank Group
Lloyds Bank plc was incorporated as a public limited company and registered in England under the UK Companies Act on 20 April 1865 with the registered number 2065. The Bank’s registered office is Lloyds Bank plc, 25 Gresham Street, London, EC2V 7HN and its principal executive offices in the UK are located at 33 Old Broad Street, London EC2N 1HZ, telephone number + 44 (0) 20 7626 1500. Lloyds Bank maintains a website at www.lloydsbank.com.
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
Lloyds Banking Group successfully launched its non ring-fenced bank, Lloyds Bank Corporate Markets plc in 2018, transferring in the non ring-fenced business from the rest of Lloyds Banking Group, thereby meeting its legal requirements under ring-fencing legislation. The Bank is the ring-fenced bank.
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

B.    Business overview
The Lloyds Bank Group is a leading provider of financial services to individual and business customers in the UK. At 31 December 2025, Lloyds Bank Group’s total assets were £631,335 million and Lloyds Bank Group had 57,755 employees (on a full-time equivalent basis). The Group reported a profit before tax for the year ended 31 December 2025 of £5,472 million, and its capital ratios at that date were 13.6% for common equity tier 1 capital, 16.4% for tier 1 capital and 20.1% for total capital.
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
Reference is made to the “Consolidated income statement” on page 73 of the Annual Report 2025 for the Group’s income statement for each of the last two years.
Reference is made to the section titled “Results of operations - 2023” under Item 5.A - “Operating results” on page 12.

Divisional information
At 31 December 2025, the Group’s two primary operating divisions, which are also its financial reporting segments, were Retail and Commercial Banking. Retail offers a broad range of financial services products to personal customers, including current accounts, savings, mortgages, credit cards, unsecured loans, motor finance and leasing solutions. Commercial Banking serves small and medium businesses and corporate and institutional clients, providing lending, transactional banking, working capital management, debt financing and risk management services.
The results of the primary operating divisions are set out in “Note 4: Segmental analysis” on pages 88 to 91 of the Annual Report 2025.

Economic environment
Market context
•The UK economy is estimated to have grown by 1.4% in 2025, proving resilient to rising taxes, uncertainty from the shift in the global trade environment as the US introduced significant import tariffs, and to continued conflict in Ukraine and the Middle East
•The economy has not settled back to pre-pandemic norms, however. Inflation remained elevated above its 2% target, increasing from 2.5% in 2024 to 3.4% in 2025, partly a result of government policy impacts – a large rise in water bills, VAT on private school fees, Vehicle Excise Duty changes, a 6.7% rise in the National Living Wage and an increase in employer National Insurance. Consequently, households’ high inflation expectations kept pay growth strong through much of the year
•As a result, the Bank of England reduced interest rates only slowly. Bank Rate was cut by 100 basis points through 2025 to end the year at 3.75%, 150 basis points lower than its 2023 to 2024 peak – a smaller reduction than the 175 basis points in the US and 200 basis points in the Eurozone. The unemployment rate rose by 0.7 percentage points in the year to November, to 5.1%
•With this backdrop, UK households raised their spending growth, but cautiously, saving a high proportion of disposable income. House prices rose by less than 1%, reflecting affordability of mortgage payments being still more of a constraint than pre-pandemic
•Nevertheless, growth in 2025 in the markets we operate in returned to rates similar to, or better than, pre-pandemic. Both households’ and corporates’ leverage had fallen to low levels, creating space for a pick-up in borrowing. Mortgages and household deposits benefitted from the high level of housing transactions early in the year in advance of the stamp-duty increase in April. The drag on SMEs’ borrowing balances from pay-down of government-guaranteed COVID-scheme lending is now abating

4	Lloyds Bank plc Annual Report on Form 20-F 2025

Part I continued
Our response
•In a world of heightened economic uncertainty, our purpose of Helping Britain Prosper is ever more important. Our strategy and business model position us well in both constructive and more challenging economic environments
•Our strategy is focused on faster growing, high potential sectors such as housing, pensions, investments, and infrastructure. We are already driving growth in these areas, leveraging our competitive advantage as the UK’s only integrated financial services provider. As a result, we expect the Group to continue to grow faster than the wider economy over the coming years
•Our transformation allied to our strong customer franchise captures opportunity by effectively meeting evolving customer needs and demands, diversifying income streams, and also with efficiency. Our large scale and strong balance sheet, with a prudent approach to risk, provides both access to growth opportunities and resilience at times of challenging economic conditions
2026 outlook
•We forecast GDP growth of 1.2% in 2026, a little below 2025’s estimated 1.4%. Although the government will continue to shrink its budget deficit via rising taxes, the resulting drag on the economy is expected to be offset by lower rates and reduced policy uncertainty, allowing the economy to grow closer to its ‘potential’ or ‘trend’ rate through the year
•Some uncertainties are expected to reduce now that the scale and impact of US tariffs has become clearer, notwithstanding likely readjustment in response to legal challenges
•More importantly, interest rates are switching from being a drag on the economy to a marginal support, as many customers refinancing mortgages will begin to obtain lower rates than their existing deals. Mortgage rates fell in late 2025 as markets priced earlier Bank Rate cuts, in response to Budget measures subtracting c.50 basis points from mid-2026 inflation forecasts
•The reduced near-term inflation outlook should lessen concern of a self-perpetuating cycle between elevated inflation and elevated pay growth that some members of the Bank of England’s Monetary Policy Committee had cited as a key reason for reticence to cut rates more swiftly through 2025. We expect CPI inflation to decline to 2.6% in 2026 from 3.4% in 2025, and assume two further Bank Rate cuts to 3.25% by the third quarter of 2026
•Growth closer to the economy’s ‘potential’ or ‘trend’ rate through 2026 should mean that unemployment drifts up only a little further from its level of 5.1% at November 2025
•However, we expect the lagged impact of rising unemployment to mean that pay growth falls by more than the reduction in inflation during 2026
•Households are therefore likely to maintain a cautious approach towards spending. Alongside, we expect house prices to rise by only 2%, close to the average of the past three years, lacking the benefit from elevated housing transactions early in 2025
•Growth in the markets we operate in is expected to slow slightly in comparison to 2025, for these reasons
Competitive environment
Market context
•Ongoing new business margin pressure across deposit and mortgage markets, driven by intense competition
•Continued disruption to the single-provider banking model, with digital onboarding and engagement channels making it easier for customers to manage relationships across multiple providers
•New, smaller entrants reshaping financial services through tightly targeted propositions supported by strong digital experiences
•Opportunity for providers with breadth of offering and personalised journeys to deepen their customer relationships
Our response
•Market-leading direct and intermediary journeys reaching customers in their preferred channel
•Relevant and differentiated cross-Group propositions meeting a wider set of financial needs
•Tailored solutions designed to simplify complex financial decisions, offer expert guidance, and provide exclusive rewards
•Empowered customers financially with up-to-date credit report insights enabling over 500,000 customers to improve their credit score each quarter
•Focus on high value areas, including our Home ecosystem which is increasing engagement and helping retain customer balances
•Successful pilot of embedded finance offering through BlackHorse Flexpay with growth in merchant sign-ups in 2025
2026 outlook
•Enhance access to relevant and tailored propositions across customer life stages, leveraging our proposition breadth
•Integrate Schroders Personal Wealth, to be rebranded as Lloyds Wealth, combining expert face to face advice with powerful digital tools to deepen our relationships in high value segments
•Leverage technology and data to deliver more compelling, personalised digital propositions to support customer goals

5	Lloyds Bank plc Annual Report on Form 20-F 2025

Part I continued
Average balance sheet and interest income and expense

	2025			2024			2023
	Average balance sheet amount £m	Interest earned £m	Average yield %	Average balance sheet amount £m	Interest earned £m	Average yield %	Average balance sheet amount £m	Interest earned £m	Average yield %
Assets[1]
Financial assets at amortised cost:
Loans and advances to banks	48,869	1,722	3.52	54,523	2,439	4.47	78,116	3,096	3.96
Loans and advances to customers	454,588	22,338	4.91	439,597	21,712	4.94	433,524	18,992	4.38
Reverse repurchase agreements	43,506	2,198	5.05	42,054	2,441	5.80	34,395	1,866	5.43
Debt securities	11,349	618	5.45	12,503	737	5.89	9,607	495	5.15
Financial assets at fair value through other comprehensive income	34,226	1,332	3.89	29,214	1,057	3.62	23,712	851	3.59
Total average interest-earning assets of banking book	592,538	28,208	4.76	577,891	28,386	4.91	579,354	25,300	4.37
Total average interest-earning financial assets at fair value through profit or loss	2,152	79	3.67	1,850	60	3.24	1,484	33	2.22
Total average interest-earning assets	594,690	28,287	4.76	579,741	28,446	4.91	580,838	25,333	4.36
Allowance for impairment losses on financial assets held at amortised cost	(3,172)			(3,446)			(4,689)
Non-interest earning assets	32,648			31,950			33,106
Total average assets and interest earned	624,166	28,287	4.53	608,245	28,446	4.68	609,255	25,333	4.16
Liabilities and shareholders’ funds[1]
Deposits by banks	4,723	144	3.05	3,192	121	3.79	3,588	131	3.65
Customer deposits	345,704	8,205	2.37	327,439	9,009	2.75	312,800	6,045	1.93
Repurchase agreements at amortised cost	37,426	1,980	5.29	39,360	2,390	6.07	43,479	2,397	5.51
Debt securities in issue at amortised cost[2]	47,203	4,030	8.54	49,462	3,814	7.71	54,598	2,595	4.75
Lease liabilities	1,101	27	2.45	1,449	30	2.07	1,446	28	1.94
Subordinated liabilities	7,532	459	6.09	6,961	430	6.18	6,576	395	6.01
Total average interest-bearing liabilities of banking book	443,689	14,845	3.35	427,863	15,794	3.69	422,487	11,591	2.74
Total average interest-bearing financial liabilities at fair value through profit or loss	4,445	92	2.07	4,900	92	1.88	4,987	78	1.56
Total average interest-bearing liabilities	448,134	14,937	3.33	432,763	15,886	3.67	427,474	11,669	2.73
Non-interest-bearing customer accounts	115,195			116,596			127,095
Other non-interest-bearing liabilities	19,276			18,449			14,627
Total average non-interest-bearing liabilities	134,471			135,045			141,722
Non-controlling interests, other equity instruments and shareholders’ funds	41,561			40,437			40,059
Total average liabilities, average shareholders’ funds and interest expense	624,166	14,937	2.39	608,245	15,886	2.61	609,255	11,669	1.92
1    The line items below are based on IFRS terminology and include all major categories of average interest-earning assets and average interest-bearing liabilities.
2    The impact of the Group’s hedging arrangements is included on this line.

	2025			2024			2023
	Average interest- earning assets £m	Net interest income £m	Net interest yield on interest- earning assets %	Average interest- earning assets £m	Net interest income £m	Net interest yield on interest- earning assets %	Average interest- earning assets £m	Net interest income £m	Net interest yield on interest- earning assets %
Average interest-earning assets and net interest income:
Banking business	592,538	13,363	2.26	577,891	12,592	2.18	579,354	13,709	2.37
Trading securities and other financial assets at fair value through profit or loss	2,152	(13)	(0.60)	1,850	(32)	(1.73)	1,484	(45)	(3.03)
	594,690	13,350	2.24	579,741	12,560	2.17	580,838	13,664	2.35
Average balances are based on monthly averages.
The Group’s operations are predominantly UK-based and as a result an analysis between domestic and foreign operations is not provided.

6	Lloyds Bank plc Annual Report on Form 20-F 2025

Part I continued
Changes in net interest income – volume and rate analysis
The following table allocates changes in net interest income between volume, rate and their combined impact for 2025 compared with 2024 and for 2024 compared with 2023.

	2025 compared with 2024 increase/(decrease)				2024 compared with 2023 increase/(decrease)
	Total change £m	Change in volume £m	Change in rates £m	Change in rates and volume £m	Total change £m	Change in volume £m	Change in rates £m	Change in rates and volume £m
Interest income
Financial assets at amortised cost:
Loans and advances to banks	(717)	(253)	(518)	54	(657)	(935)	398	(120)
Loans and advances to customers	626	741	(111)	(4)	2,720	266	2,420	34
Reverse repurchase agreements	(243)	84	(316)	(11)	575	416	130	29
Debt securities	(119)	(68)	(56)	5	242	150	71	21
Financial assets at fair value through other comprehensive income	275	181	80	14	206	197	7	2
Total banking book interest income	(178)	685	(921)	58	3,086	94	3,026	(34)
Total interest income on financial assets at fair value through profit or loss	19	10	8	1	27	8	15	4
Total interest income	(159)	695	(913)	59	3,113	102	3,041	(30)
Interest expense
Deposits by banks	23	58	(24)	(11)	(10)	(14)	5	(1)
Customer deposits	(804)	503	(1,238)	(69)	2,964	283	2,561	120
Repurchase agreements at amortised cost	(410)	(117)	(308)	15	(7)	(227)	243	(23)
Debt securities in issue at amortised cost	216	(174)	409	(19)	1,219	(244)	1,615	(152)
Lease liabilities	(3)	(8)	6	(1)	2	–	2	–
Subordinated liabilities	29	35	(6)	–	35	23	11	1
Total banking book interest expense	(949)	297	(1,161)	(85)	4,203	(179)	4,437	(55)
Total interest expense on financial liabilities at fair value through profit or loss	–	(8)	9	(1)	14	(1)	15	–
Total interest expense	(949)	289	(1,152)	(86)	4,217	(180)	4,452	(55)
Loan portfolio
Summary of loan loss experience

	2025 £m	2024 £m	2023 £m
Gross loans and advances to banks and customers and reverse repurchase agreements	514,304	495,667	478,384
Allowance for impairment losses	3,002	3,184	3,699
Ratio of allowance for credit losses to total lending (%)	0.6	0.6	0.8

	Advances written off, net of recoveries			As a percentage of average lending
	2025 £m	2024 £m	2023 £m	2025%	2024%	2023%
Loans and advances to banks	–	–	–	–	–	–
Loans and advances to customers	(1,094)	(1,028)	(1,113)	0.2	0.2	0.3
Total net advances written off	(1,094)	(1,028)	(1,113)	0.2	0.2	0.2

	Allowance for expected credit losses			As a percentage of closing lending
	2025 £m	2024 £m	2023 £m	2025%	2024%	2023%
Loans and advances to banks	1	1	6	–	–	0.1
Loans and advances to customers	3,001	3,183	3,693	0.6	0.7	0.8
At 31 December	3,002	3,184	3,699	0.6	0.6	0.8

7	Lloyds Bank plc Annual Report on Form 20-F 2025

Part I continued
Investment portfolio, maturities, deposits
Maturities and weighted average yields of interest-bearing securities
Financial assets at fair value through other comprehensive income and debt securities held at amortised cost
The weighted average yield for each range of maturities is calculated by dividing the annualised interest income prevailing at 31 December 2025 by the book value of securities held at that date.

	Maturing within one year		Maturing after one but within five years		Maturing after five but within ten years		Maturing after ten years
	Amount £m	Average yield %	Amount £m	Average yield %	Amount £m	Average yield %	Amount £m	Average yield %
Financial assets at fair value through other comprehensive income	2,269	4.7	16,984	3.3	14,053	2.7	2,951	2.6
Debt securities held at amortised cost	1,955	4.5	3,005	4.8	4,383	4.1	2,644	2.3
Maturity analysis and interest rate sensitivity of loans and advances to banks and customers and reverse repurchase agreements
The following table analyses the maturity profile and interest rate sensitivity of loans by type on a contractual repayment basis at 31 December 2025. All amounts are before deduction of impairment allowances. Demand loans and overdrafts are included in the ‘maturing in one year or less’ category.

	Maturing in one year or less £m	Maturing after one but within five years £m	Maturing after five but within fifteen years £m	Maturing after fifteen years £m	Total £m
Loans and advances to banks	4,780	1,052	5	–	5,837
Loans and advances to customers:	63,710	100,395	140,380	160,020	464,505
Reverse repurchase agreements	33,584	10,378	–	–	43,962
Total loans	102,074	111,825	140,385	160,020	514,304
Of which:
Fixed interest rate	60,373	72,608	120,720	134,600	388,301
Variable interest rate	41,701	39,217	19,665	25,420	126,003
	102,074	111,825	140,385	160,020	514,304
Deposits
The following tables show the details of the Group’s average customer deposits in each of the past three years.

	2025		2024		2023
	Average balance £m	Average rate %	Average balance £m	Average rate %	Average balance £m	Average rate %
Non-interest bearing demand deposits	115,195	–	116,596	–	127,095	–
Interest-bearing demand deposits	249,883	2.06	241,550	3.01	247,335	2.12
Other deposits	95,821	3.18	85,889	3.02	65,465	2.14
Total customer deposits	460,899	1.78	444,035	2.03	439,895	1.37
Uninsured deposits
The following table gives details of the Group’s customer deposits which were not covered by any deposit protection scheme by time remaining to maturity.

	3 months or less £m	Over 3 months but within 6 months £m	Over 6 months but within 12 months £m	Over 12 months £m	Total £m
At 31 December 2025	161,093	4,729	6,396	2,660	174,878
At 31 December 2024	160,847	5,551	14,933	1,881	183,212
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

8	Lloyds Bank plc Annual Report on Form 20-F 2025

Part I continued
Regulation
The below sets out a brief description of the Group’s primary regulators but does not include a description of all the regulations Lloyds Bank Group may be subject to.
Approach of the Financial Conduct Authority (“FCA”)
Under the Financial Services and Markets Act 2000, as amended by the Financial Services Act 2012 (“FSMA”), the FCA has a strategic objective to ensure that the relevant markets function well. In support of this, the FCA has three operational objectives: to secure an appropriate degree of protection for consumers; to safeguard the stability and reputation of the UK financial system and foster a competitive financial services market that benefits consumers, alongside its secondary objective to facilitate the international competitiveness and growth of the UK economy in the medium to long term.
The FCA Handbook sets out rules and guidance across a range of conduct issues with which financial institutions are required to comply including high level principles of business and detailed conduct of business standards and reporting standards.
Approach of the Prudential Regulation Authority (“PRA”)
The PRA is part of the BoE (as defined below), with responsibility for prudential regulation and supervision. In 2025, the PRA revised its strategic priorities to reflect the maturity of its policy and supervisory approaches, as well as to demonstrate its continued commitment to facilitate innovation in key areas of its work. The PRA will continue to enhance its regulatory framework to maintain and ensure the safety and soundness of the banking and insurance sectors and ensure continuing resilience. This strategy supports its statutory objectives: to promote the safety and soundness of these firms and to contribute to the securing of an appropriate degree of protection for policyholders (for insurers). The PRA also has two secondary objectives: to facilitate effective competition in the markets for services provided by PRA-authorised persons in carrying on regulated activities; and to facilitate, subject to alignment with relevant international standards, the UK’s international competitiveness and growth.
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
The BoE has specific responsibilities in relation to financial stability, including: (i) ensuring the stability of the monetary system; (ii) oversight of the financial system infrastructure, in particular payments systems in the UK and abroad; and (iii) maintaining a broad overview of the financial system through its monetary stability role. The Financial Policy Committee (“FPC”) leads the BoE’s work on financial stability through the identification and monitoring of risks that threaten the resilience of the UK financial system as a whole. It also has power to take action to counter those risks, an example of such is unsustainable levels of debt and credit growth.
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

9	Lloyds Bank plc Annual Report on Form 20-F 2025

Part I continued
The Payment System Regulator (“PSR”)
The PSR is an economic regulator for the payment systems industry, which was launched in April 2015. Payment systems form a vital part of the UK’s financial system – they underpin the services that enable funds to be transferred between people and institutions. The purpose of PSR is to make payment systems work well for those that use them. In December 2024, HM Treasury and the boards of both the FCA and PSR confirmed the joining up of the managing director of the PSR with the executive director for payments and digital assets of the FCA role to ensure both regulators collectively deliver HM Treasury’s new National Payments Vision in advancing an innovative, safe and competitive UK payments sector. In September 2025, the Government consulted on its proposals to consolidate the functions of the PSR primarily into the FCA. This will help streamline the regulatory environment and improve coordination and clarity on regulatory responsibilities.
UK Information Commissioner’s Office (“ICO”)
The ICO is the UK’s independent authority set up to uphold information rights in the public interest, promoting openness by public bodies and data privacy for individuals. The ICO is responsible for overseeing implementation of the Data Protection Act 2018 which enshrines the General Data Protection Regulation. This Act regulates, among other things, the lawful use of data relating to individual customers.
Competition regulation
UK Competition and Markets Authority (“CMA”)
The objective of the CMA is to promote competition to ensure that markets work well for consumers, businesses and the economy. Through its five strategic objectives (promoting effective competition; championing consumers; helping government deploy tailored pro-competition interventions to support growth, innovation and investment-related policies; fostering a regulatory landscape that attracts investment and instils business confidence; and, prioritising UK interests) the CMA impacts the banking sector in a number of ways, including with its powers to investigate and prosecute a number of criminal offences under competition law. In addition, the CMA is the lead enforcer for unfair contract terms under the Consumer Rights Act 2015, which replaced the Unfair Terms in Consumer Contracts Regulations 1999.
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
The CMA has launched a consultation to review existing market remedies to assess whether they remain necessary or proportionate. The scale of the review represents a material consolidation of legacy obligations. If remedies are amended or removed, this could reduce ongoing regulatory and operational burden.
The Digital Markets, Competition and Consumers Act 2024 introduced a new targeted and proportionate regulatory regime to address concerns around competition in the digital industry.
EU regulation
The Group maintains a deposit-taking subsidiary in Berlin, Germany and an investment firm subsidiary in Frankfurt, Germany. The Berlin-based subsidiary (Lloyds Bank GmbH) has a branch in the Netherlands. The Group also maintains a separate branch of Lloyds Bank plc in Berlin. All of these entities are subject to EU and German regulations and are supervised by Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) and Deutsche Bundesbank. The Group maintains an additional entity for Scottish Widows Europe in Luxembourg, which is regulated by Commissariat aux Assurances (CAA).
See also “Regulatory and Legal Risks – Lloyds Bank Group faces risks associated with its compliance with a wide range of laws and regulations” and “Regulatory and Legal Risks – Lloyds Banking Group, including Lloyds Bank Group, is subject to resolution planning requirements, which could have an adverse impact on Lloyds Bank Group’s business” on pages 10 and 13 respectively of the Lloyds Bank plc Form 6-K - “Risk Factors”.
US regulation
Lloyds Bank Corporate Markets plc (“LBCM”) maintains a branch in the US and Lloyds Bank maintains a representative office in the US. As a result, Lloyds Banking Group plc and its subsidiaries doing business or conducting activities in the US are subject to oversight by the Federal Reserve Board. The LBCM branch is also subject to regulation by the New York State Department of Financial Services.
Lloyds Banking Group plc is treated as a bank holding company under the US Bank Holding Company Act of 1956 (“BHC Act”) and has elected to be a financial holding company. Financial holding companies may engage in a broader range of financial and related activities than are permitted to bank holding companies that do not maintain financial holding company status, including underwriting and dealing in all types of securities. A financial holding company and its depository institution subsidiaries must meet certain capital ratios and be deemed to be “well managed” for purposes of the Federal Reserve Board’s regulations. A financial holding company’s direct and indirect activities and investments in the US are limited to those that are “financial in nature” or “incidental” or “complementary” to a financial activity, as defined in section 4(k)(4) of the BHC Act or determined by the Federal Reserve Board. The Bank, as a subsidiary of Lloyds Banking Group plc, is subject to the same restrictions.
Bank holding companies and financial holding companies are also subject to approval requirements in connection with certain acquisitions or investments. For example, the Bank, as a subsidiary of Lloyds Banking Group plc, is required to obtain the prior approval of the Federal Reserve Board before acquiring, directly or indirectly, the ownership or control of more than 5% of any class of the voting shares of any US bank or bank holding company.
A major focus of US governmental policy relating to financial institutions in recent years has been combating money laundering and terrorist financing and enforcing compliance with US economic sanctions, with serious legal and reputational consequences for any failures arising in these areas. Lloyds Bank Group engages, or has engaged, in a limited amount of business with counterparties in certain countries which the US State Department designated during the reporting period as state sponsors of terrorism, including Iran, Syria and Cuba. At 31 December 2025, Lloyds Bank Group did not believe that its business activities relating to countries designated as state sponsors of terrorism in 2025 were material to its overall business.

10	Lloyds Bank plc Annual Report on Form 20-F 2025

Part I continued
Lloyds Bank Group estimates that the value of its business in respect of such states represented less than 0.01% of its total assets and, for the year ended December 2025, Lloyds Bank Group believes that its revenues from all activities relating to such states were less than 0.001% of its total income. This information has been compiled from various sources within Lloyds Bank Group, including information manually collected from relevant business units, and this has necessarily involved some degree of estimate and judgement.
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
Pursuant to ITRA Section 219, the Group notes that during 2025, its non-US affiliates, Lloyds Bank plc and Bank of Scotland plc, received or made payments involving entities owned or controlled by the Government of Iran as defined under section 560.304 of title 31, Code of Federal Regulations, and/or designated under Executive Order 13382 or 13224. In all cases, the payment was permitted under UK sanctions legislation, specific authority was sought from and granted by HM Treasury, the UK’s Competent Authority to provide such authorisations or the payment(s) were credited to a blocked account, held in the name of the entity, in accordance with UK sanctions legislation.
Gross revenues from these activities were approximately £4,900. Net profits from these activities were approximately £4,900.
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
2.Payments made to a blocked account in the name of Commercial Bank of Syria related to historic guarantees, entered into by Lloyds Bank Group between 1997 and 2008, the majority of which relate to Bail Bonds for vessels. The Commercial Bank of Syria’s designation under Executive Order 13382 ended on 30 June 2025.

C.    Organizational structure
The Bank is a wholly-owned subsidiary of Lloyds Banking Group plc. Lloyds Banking Group plc is the holding company of the Lloyds Banking Group, which consists of Lloyds Banking Group plc and its subsidiaries. The following are significant subsidiaries of the Bank as at 31 December 2025.

Name of subsidiary undertaking	Country of registration/ incorporation	Percentage of equity share capital and voting rights held	Nature of business	Registered office
HBOS plc	Scotland	100%	Holding company	The Mound, Edinburgh EH1 1YZ
Bank of Scotland plc	Scotland	100%*	Banking and financial services	The Mound, Edinburgh EH1 1YZ
*    Indirect interest
The principal area of operation for each of the above subsidiaries is the United Kingdom.
D.    Property, plant and equipment
Not applicable.

Item 4A. Unresolved Staff Comments
Not applicable.

11	Lloyds Bank plc Annual Report on Form 20-F 2025

Part I continued
Item 5. Operating and Financial Review and Prospects
A.    Operating results
Reference is made to the sections titled:
•“Economic environment” and “Competitive environment” on pages 4 to 5;
•Future developments in relation to the Group’s IFRS Accounting Standard reporting are discussed in “Note 1: Basis of preparation” on page 80 of the Annual Report 2025;
•“Note 3: Critical accounting judgements and key sources of estimation uncertainty”on page 88 of the Annual Report 2025;
•“Note 4: Segmental analysis” on pages 88 to 91 of the Annual Report 2025; and
•“Note 17: Derivative financial instruments” on pages 115 to 117 of the Annual Report 2025.

Results of operations – 2025 and 2024
Income statement
Reference is made to the “Consolidated income statement” on page 73 of the Annual Report 2025 for the Group’s income statement for each of the last two years. Reference is also made to the “Business review” section on page 1 of the Annual Report 2025 for a description of the Bank’s results of operations.
Balance sheet
Reference is made to the “Consolidated balance sheet” on page 75 of the Annual Report 2025 for the Group’s balance sheet for each of the last two years. Reference is also made to the “Business review” section on page 1 of the Annual Report 2025 for a description of material movements within the Group’s consolidated balance sheet.
Capital
For further detail on the capital position, reference is made to “Capital risk” on pages 22 to 26 of the Annual Report 2025.

Results of operations – 2023
The Lloyds Bank Group’s results for the year ended 31 December 2023, and a discussion of the results for the year ended 31 December 2024 compared to those for the year ended 31 December 2023, were included in the Annual Report on Form 20-F for the year ended 31 December 2024, filed with the SEC on 27 February 2025 (“Annual Report 2024”), the discussion for which is hereby incorporated by reference into this document.

Environmental matters
Lloyds Banking Group sets the environmental goals and measures the environmental achievements of the Lloyds Banking Group as a whole.

Governmental policies
For information regarding the effects of governmental policies and factors on the Group's operating results, please see the section titled “Regulatory and Legal Risks” under Item 3.D - “Risk Factors” on page 3 and the section titled “Regulation” under Item 4.B - “Business Overview” on pages 9 to 11.

Risk management
Reference is made to the section titled “Risk management” on pages 17 to 62 of the Annual Report 2025 for information on the operating results. Included in this section incorporated by reference below are disclosures marked as audited. Such disclosures marked as audited form part of the audited consolidated financial statements included in Item 18.

12	Lloyds Bank plc Annual Report on Form 20-F 2025

Part I continued
Glossary

Term used	US equivalent or brief description
Accounts	Financial statements.
Articles of association	Articles and bylaws.
Associates	Long-term equity investments accounted for by the equity method.
Balance sheet	Statement of financial position.
Building society	A building society is a mutual institution set up to lend money to its members for house purchases.
Buy-to-let mortgages	Buy-to-let mortgages are those mortgages offered to customers purchasing residential property as a rental investment.
Called-up share capital	Ordinary shares, issued and fully paid.
Contract hire	Leasing.
Creditors	Payables.
Debtors	Receivables.
Finance lease	Capital lease.
Freehold	Ownership with absolute rights in perpetuity.
Leasehold	Land or property which is rented from the owner for a specified term under a lease. At the expiry of the term the land or property reverts back to the owner.
Net income	Profit before tax, excluding total costs and underlying impairment
Nominal value	Par value.
Ordinary shares	Common stock.
Overdraft	A line of credit, contractually repayable on demand unless a fixed-term has been agreed, established through a customer’s current account.
Preference shares	Preferred stock.
Premises	Real estate.
Profit attributable to equity shareholders	Net income.
Provisions	Reserves.
Retained profits	Retained earnings.
Share capital	Capital stock.
Shareholders’ equity	Stockholders’ equity.
Share premium account	Additional paid-in capital.
Shares in issue	Shares outstanding.
Specialist mortgages	Specialist mortgages include those mortgage loans provided to customers who have self-certified their income. New mortgage lending of this type has not been offered by the Group since early 2009.
Undistributable reserves	Restricted surplus.
Write-offs	Charge-offs.
Reference is made to the sections titled:
•“Regulation” section under Item 4.B - “Business overview” on pages 9 to 11; and
•“Legal actions and regulatory matters” section under Item 8 - “Financial Information” on page 21.

B.    Liquidity and capital resources
Omitted.

C.    Research and development, patents and licenses etc.
Not applicable.

D.    Trend information
Omitted.

E.    Critical accounting estimates
Reference is made to the section titled “Note 3: Critical accounting judgements and key sources of estimation uncertainty” on page 88 of the Annual Report 2025 for information on critical accounting estimates.

13	Lloyds Bank plc Annual Report on Form 20-F 2025

Part I continued
Item 6. Directors, Senior Management and Employees
A.    Directors and senior management
Reference is made to the section titled “Corporate Governance Statement” on pages 12 to 13 of the Annual Report 2025.
The directors of the Bank are:
Non-executive directors

1.Sir Robin Budenberg CBE
Chair
Age: 66
Chair of the Nomination and Governance Committee and Member of the Remuneration Committee and the Responsible Business Committee
Appointed: October 2020 (Board), January 2021 (Chair)
Skills, experience, and contribution:
•Extensive financial services and investment banking experience
•Strong governance and strategic advisory skills in relation to companies and government
•Regulatory, public policy and stakeholder management experience
Robin was Chair of The Crown Estate for nine years until July 2025. He spent 25 years advising UK companies and the UK Government while working for S.G. Warburg/UBS Investment Bank and was formerly Chief Executive and Chairman of UK Financial Investments (UKFI), managing the Government’s investments in UK banks following the 2008 financial crisis. He qualified as a chartered accountant.
Key external appointments:
None.

2.Nigel Hinshelwood
Senior Independent Director
Age: 60
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
Key external appointments:
Chair and Non-Executive Director of Marsh Limited, International Advisory Council Member of Adobe Systems Software Ireland Limited, Advisory Council Member of International Association of Credit Portfolio Managers, Member of the Google Cloud Advisory Board of Google Cloud EMEA and Senior Advisor to Capital.Com.

3.Sarah Bentley
Independent Director
Age: 54
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
Key external appointments:
Director of Scanes Bentley & Associates Limited and Chair of the Gender Equality Leadership Team at Business in the Community.

         4. Nathan Bostock
Independent Director and Chair of Lloyds Bank Corporate Markets plc and Lloyds Bank GmbH
Age: 65
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
Key external appointments:
Non-Executive Director of Centrica plc.

14	Lloyds Bank plc Annual Report on Form 20-F 2025

Part I continued

5. Brendan Gilligan
Independent Director
Age: 69
Member of the Audit Committee and the Board Risk Committee
Appointed: January 2019
Skills, experience, and contribution:
•Extensive experience in core strategic finance and controllership roles in the financial services industry
•Significant experience of serving on the boards of regulated financial services businesses in the UK, France, Switzerland and Poland
Brendan’s career began in the Public Audit division of KPMG in Ireland and Canada. He subsequently worked in commercial and consumer banking services and financing with Woodchester Investments plc and, after its acquisition by General Electric Company, with GE Capital until his retirement in April 2018.
Key external appointments:
Non-Executive Director of Cabot Credit Management Group Limited.

6.Sarah Legg
Independent Director
Age: 58
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
Age: 62
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
Key external appointments:
Non-Executive Director of The British Land Company plc, Chair of The Queen’s Reading Room and Chair and partner of Otherwise Partners LLP.

8.Harmeen Mehta
Independent Director
Age: 51
Appointed: November 2021
Skills, experience, and contribution:
•Over 25 years’ experience leading digital, AI-driven, complex transformation
•Experience of building and running technology-led businesses and creating new ventures
•A wealth of international and financial services knowledge having lived in 11 countries and worked across 30 countries on six continents
Harmeen was appointed Chief Digital and Innovation Officer at Equinix in April 2025. Prior to that role, she was Chief Digital and Innovation Officer at BT, and spent seven years as Global Chief Information Officer and Head of Cyber Security and Cloud Business at Bharti Airtel, leading its cloud and security businesses. Earlier in her career, Harmeen held CIO positions at BBVA, HSBC and Bank of America Merrill Lynch.
Key external appointments:
Chief Digital and Innovation Officer at Equinix and Non-Executive Director, UK Parliament, Information & Digital Board.

15	Lloyds Bank plc Annual Report on Form 20-F 2025

Part I continued

9.Cathy Turner
Independent Director
Age: 62
Chair of the Remuneration Committee and Member of the Nomination and Governance Committee and Board Risk Committee
Appointed: November 2022
Skills, experience, and contribution:
•Significant executive and non-executive financial services experience
•Knowledge of complex remuneration matters
•Communications expertise with a broad range of stakeholders including investors, regulators, government, media and unions
Cathy has significant financial services experience, having worked in senior executive positions at Barclays plc and at the Group. Cathy has previously been a Non-Executive Director and Chair of the Remuneration Committee of Aldermore Group plc, Quilter plc, Spectris plc and Countrywide plc.
Key external appointments:
Non-Executive Director of Rentokil Initial plc and Partner on a part-time basis at Manchester Square Partners LLP.

10. Chris Vogelzang
Independent Director
Age: 63
Member of the Responsible Business Committee and, with effect from 1 April 2026, the Board Risk Committee
Appointed: June 2025
Skills, experience, and contribution:
• Extensive experience in retail and commercial banking
• Strong understanding of technology’s role in financial services
• Track record of driving transformation within organisations
Chris was Chief Executive Officer of Danske Bank A/S from 2019 until 2021. Prior to that, he held a number of senior positions at ABN AMRO, including Managing Board member with responsibility for Retail and Private Banking, Chief Executive Officer of Retail Banking for The Netherlands and Chief Executive Officer of Global Private Banking.
Key external appointments:
Non-Executive Director of Wolters Kluwer N.V.

11.Catherine Woods
Independent Director
Age: 63
Chair of the Board Risk Committee and Member of the Audit Committee and the Remuneration Committee
Appointed: March 2020
Skills, experience, and contribution:
•Extensive executive experience of international financial institutions
•Deep experience of risk and transformation oversight
•Strong focus on culture and corporate governance
Catherine is a former Deputy Chair and Senior Independent Director of AIB Group plc where she also chaired the Board Audit Committee. In her executive career with J.P. Morgan Securities, she was Vice President, European Financial Institutions, Mergers and Acquisitions, and Vice President Equity Research Department, forming the European Banks Team.
Key external appointments:
 Deputy Chair of BlackRock Asset Management Ireland Limited.

16	Lloyds Bank plc Annual Report on Form 20-F 2025

Part I continued
Executive directors

1.Charlie Nunn
Executive Director and Group Chief Executive
Age: 54
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
External appointments:
None.

2.William Chalmers
Executive Director and Chief Financial Officer
Age: 57
Appointed: August 2019
Skills, experience, and contribution:
•Significant board-level strategic and financial leadership experience
•Strategic planning and development, mergers and acquisitions, equity and debt capital structuring and risk management
William joined the Board in August 2019, when he was appointed Chief Financial Officer and was Interim Group Chief Executive from May 2021 to August 2021.
William has worked in financial services for over 25 years and previously held a number of senior roles at Morgan Stanley, including Co-Head of the Global Financial Institutions Group and Head of EMEA Financial Institutions Group. Before joining Morgan Stanley, William worked for J.P. Morgan, again in the Financial Institutions Group.
External appointments:
None.

B.    Compensation
Omitted.

C.    Board practices
See the section titled “Item 6 - A. Directors and senior management” on pages 14 to 17 of this Annual Report on Form 20-F for information on board practices.
Please see “Item 19.C - Exhibits” for information on directors' service contracts.
Committees of the Board
The Board operates a number of Committees, composed of non-executive directors, with the responsibilities set out below.
Nomination and Governance Committee
Responsible for keeping the Board’s governance arrangements under review, ensuring there is a formal, rigorous and transparent procedure for the appointment of new directors, ensuring Board and senior management succession plans are in place, leading the process for Board appointments and assisting the Board in ensuring its composition is regularly reviewed and refreshed.
Audit Committee
Responsibilities include monitoring and reviewing the formal arrangements established by the Board in respect of the integrity of the financial reporting and narrative reporting of Lloyds Bank Group and the Bank, the independence and effectiveness of the internal and external audit functions and the effectiveness of the internal controls and the risk management framework.
Board Risk Committee
Responsible for assisting the Board in fulfilling its risk governance and oversight responsibilities, including oversight of the development, implementation and maintenance of the Bank’s risk appetite, risk principles and overall risk management and internal control framework.
Remuneration Committee
Responsibilities include reviewing and approving the remuneration policy and framework for the directors of the Group and the overall remuneration policy for the Group and overseeing the implementation of those policies.
Responsible Business Committee
Responsibilities include providing oversight of and support for the strategy and plans for delivering the Bank’s aspirations to become a truly purpose-driven organisation, considering and recommending to the Board for approval the reporting relating to purpose and sustainability matters, oversight of Consumer Duty responsibilities and being the designated body for workforce engagement.
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
The service contracts and letters of appointment are available for inspection at the Bank’s registered office.

17	Lloyds Bank plc Annual Report on Form 20-F 2025

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
		Outstanding awards continue and are released at the normal time and the number of shares subject to the award in the current year will be reduced to reflect the date of termination.	Paid until date of termination including any period of leave required by the Group (subject to individual benefit scheme rules).

18	Lloyds Bank plc Annual Report on Form 20-F 2025

Part I continued

Termination payments
	Group Performance Share (Annual bonus plan) [1,2,7]	Long Term Incentive Plan (Long term variable reward plan)[2,6,7]	Chair and Non-executive director fees[3]
Resignation	Unvested deferred GPS awards and entitlement to be considered for in-year award are forfeited on resignation[5].
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

19	Lloyds Bank plc Annual Report on Form 20-F 2025

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
All shareholders within a class of Lloyds Banking Group plc’s shares have the same voting rights. As at 5 February 2026 Lloyds Banking Group plc had received notification under the FCA Disclosure Guidance and Transparency Rules (‘DTR’) of the following holdings in Lloyds Banking Group plc’s issued ordinary share capital.

	Interest in shares[1]	% of issued share capital /voting rights[2]
BlackRock, Inc.[3]	3,668,756,765	5.14%
Norges Bank[4]	1,935,747,756	3.02%
1    On 31 October 2018, Harris Associates L.P. made a disclosure under the DTR of a decrease in its indirect holding, to 3,551,514,571 ordinary shares, representing 4.99% of that share class. On 19 May 2020, Harris Associates L.P. made a disclosure under the DTR of an increase in its holding to 3,523,149,161 ordinary shares, representing 5.00% of that share class. On 8 July 2021, Harris Associates L.P. made a disclosure under the DTR of a decrease in its holding to 3,545,505,426 ordinary shares, representing 4.99% of that share class. On 14 July 2021, Harris Associates L.P. made a disclosure under the DTR of an increase in its holding to 3,560,036,794 ordinary shares, representing 5.01% of that share class. On 19 July 2021, Harris Associates L.P. made a further disclosure under the DTR of a decrease in its holding to 3,546,216,787 ordinary shares, representing 4.99% of that share class. It is understood that Harris Associates L.P. disposed of their holding during the course of 2025.
2    Percentage correct as at the date of notification. All holdings are direct unless stated to the contrary.
3    The notification of 13 May 2015 provided by BlackRock, Inc. under Rule 5 of the DTR identifies (i) an indirect holding of 3,599,451,380 shares in Lloyds Banking Group plc representing 5.04% of the voting rights in Lloyds Banking Group plc as at 12 May 2015, and (ii) a holding of 69,305,385 in other financial instruments in respect of Lloyds Banking Group plc representing 0.09% of the voting rights of Lloyds Banking Group plc as at 12 May 2015. BlackRock, Inc.’s holding most recently notified to Lloyds Banking Group plc under Rule 5 of the DTR varies from the holding disclosed in BlackRock, Inc.’s Schedule 13-G filing with the SEC dated 8 February 2024, which identifies beneficial ownership of 5,352,886,800 shares in Lloyds Banking Group plc representing 8.4% of the issued share capital in Lloyds Banking Group plc. This variance is attributable to different notification and disclosure requirements between these regulatory regimes. The notifiable holding by BlackRock, Inc. received by Lloyds Banking Group plc has not changed since 31 December 2015. Prior to 31 December 2015, BlackRock, Inc.’s holding in Lloyds Banking Group plc was not required to be disclosed under the SEC rules.
4    Holding is composed of 1,927,747,756 ordinary shares, and 8,000,000 American Depositary Receipts.

As at 5 February 2026, Lloyds Banking Group plc had 2,044,799 registered ordinary shareholders. The majority of Lloyds Banking Group plc’s ordinary shareholders are registered in the United Kingdom. 2,400,874,341 ordinary shares, representing 4.07 per cent of Lloyds Banking Group plc’s issued share capital, were held by BNY Mellon as depositary for the ordinary share American Depositary Share Programme through which there were 188 record holders.
Additionally, the majority of Lloyds Banking Group plc’s preference shareholders are registered in the United Kingdom, with a further one record holder with an address in the United States registered through Lloyds Banking Group plc’s preference share American Depositary Share Programme.

B.    Related party transactions
Reference is made to the section titled “Note 32: Related party transactions” on pages 131 to 132 of the Annual Report 2025 for information on related party transactions.

C.    Interests of experts and counsel
Not applicable.

20	Lloyds Bank plc Annual Report on Form 20-F 2025

Part I continued
Item 8. Financial Information
A.    Consolidated statements and other financial information
The Consolidated Financial Statements and Notes to the Consolidated Financial Statements, on pages 73 to 137 of the Annual Report 2025 are incorporated herein by reference.
See also “Item 18 - Financial Statements” on page 25. The audit opinion of Deloitte LLP (PCAOB no. 1147) is also included in Item 18.
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
The table below sets out the interim and final dividends paid by the Bank for fiscal years 2021 through 2025.

	Final dividends for previous year paid during current year £m	Interim dividends £m	Total dividends £m
2021	–	2,900	2,900
2022	–	–	–
2023	–	4,700	4,700
2024	–	3,990	3,990
2025	–	2,390	2,390
Legal actions and regulatory matters
During the ordinary course of business the Group is subject to threatened or actual legal proceedings and regulatory reviews and investigations both in the UK and overseas. Further discussion on the Group’s regulatory and legal provisions is set out in “Note 26: Provisions” on pages 127 to 128 of the Annual Report 2025 and its contingent liabilities relating to other legal actions and regulatory matters is set out in “Note 33: Contingent liabilities, commitments and guarantees” on pages 132 to 133 of the Annual Report 2025.

B.    Significant changes
No significant change has occurred since the date of the annual financial statements.

Item 9. The Offer and Listing
A.    Offer and listing details
The ordinary shares of the Bank are not listed or traded on any stock exchange.

B.    Plan of distribution
Not applicable.

C.    Markets
Please refer to Item 9.A - “Offer and listing details” on page 21.

D.    Selling shareholders
Not applicable.

E.    Dilution
Not applicable.

F.    Expenses of the issue
Not applicable.

Item 10. Additional Information
A.    Share capital
Not applicable.

21	Lloyds Bank plc Annual Report on Form 20-F 2025

Part I continued
B.    Memorandum of articles of association
For information regarding the Articles of Association, please refer to the discussion under the corresponding section of the Annual Report on Form 20-F for the year ended 31 December 2021, filed with the SEC on 8 March 2022, which discussion is hereby incorporated by reference into this Annual Report on Form 20-F.

C.    Material contracts
The Bank and its subsidiaries are party to various contracts in the ordinary course of business. There have been no material contracts, other than contracts entered into in the ordinary course of business, to which the Bank or any member of the Group became a party in 2025.

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
Copies of this Annual Report on Form 20-F as well as the Annual Report 2025 can be downloaded from the Financial Downloads page at www.lloydsbankinggroup.com. The contents of this website are not incorporated by reference into this Annual Report on Form 20-F. This Annual Report on Form 20-F is also filed and can be viewed via EDGAR on www.sec.gov.

I.    Subsidiary information
Reference is made to the Item 4.C - “Organisational structure” on page 11.

J.    Annual Report to Security Holders
The Bank intends to submit any annual report provided to security holders in electronic format as an exhibit to a current report on Form 6-K.

Item 11. Qualitative and Quantitative Disclosures About Market Risk
Reference is made to the sections titled:
•“Credit Risk” on pages 30 to 49 of the Annual Report 2025;
•“Market Risk” on pages 55 to 59 of the Annual Report 2025; and
•“Note 36: Financial risk management” on page 136 of the Annual Report 2025 for information on market risk.
Reference is made to the “Loan portfolio” section under Item 4.B - “Business overview” on page 7.

Item 12. Description of Securities Other than Equity Securities
A.    Debt Securities
Not applicable.

B.    Warrants and Rights
Not applicable.

C.    Other Securities
Not applicable.

D.    American Depositary Shares
Not applicable.

22	Lloyds Bank plc Annual Report on Form 20-F 2025

Part II
Item 13.Defaults, Dividend Arrearages and Delinquencies
None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.

Item 15. Controls and Procedures
To assist the Board in carrying out its functions and to provide independent oversight of internal control and risk management, certain responsibilities are delegated to the Board’s Committees. The Board is kept up to date on the activities of the Committees through reports from each of the Committee Chairs. Terms of Reference for each of the Committees are available on the website at www.lloydsbankinggroup.com. Information on the role and activities of the Nomination and Governance Committee, the Audit Committee, the Board Risk Committee, the Remuneration Committee and the Responsible Business Committee can be found on page 17.
Disclosure controls and procedures
As of 31 December 2025, the Lloyds Bank Group, under the supervision and with the participation of the Lloyds Bank Group’s management, including the Group Chief Executive and the Chief Financial Officer, performed an evaluation of the effectiveness of the Lloyds Bank Group’s disclosure controls and procedures. Based on this evaluation, the Group Chief Executive and Chief Financial Officer concluded that the Bank’s disclosure controls and procedures, at 31 December 2025, were effective for gathering, analysing and disclosing with reasonable assurance the information that the Lloyds Bank Group is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. The Lloyds Bank Group’s management necessarily applied its judgement in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.
Changes in internal control over financial reporting
There have been no changes in the Lloyds Bank Group’s internal control over financial reporting during the year ended 31 December 2025 that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting.
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
The management of the Bank assessed the effectiveness of the Bank’s internal control over financial reporting at 31 December 2025 based on the criteria established in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). Based on this assessment, management concluded that, as at 31 December 2025, the Bank’s internal control over financial reporting was effective.
Internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

23	Lloyds Bank plc Annual Report on Form 20-F 2025

Part II continued
Item 16. [Reserved]
[Reserved]

Item 16A. Audit Committee Financial Expert
Omitted.

Item 16B. Code of Ethics
Omitted.

Item 16C. Principal Accountant Fees and Services
Reference is made to the section titled “Note 12: Auditors’ remuneration” on pages 102 to 103 of the Annual Report 2025 for information on principal accountant fees and services.
Auditor independence and remuneration
Both the Lloyds Banking Group Board and the external auditor have policies and procedures designed to protect the independence and objectivity of the external auditor for Lloyds Banking Group plc and all of its subsidiary undertakings, including those entities within the Lloyds Bank Group. To ensure that there is an appropriate level of oversight the Lloyds Banking Group Audit Committee approves the nature of services that the external auditor is permitted to perform and the policy sets a financial threshold above which it must approve in advance all non-audit engagements of the external auditor; the policy permits senior management to approve certain engagements for permitted services with fees for amounts below the threshold. The policy also details those services that the external auditor is prohibited from providing; these are consistent with the non-audit services which the FRC considers to be prohibited. The total amount of fees paid to the auditor for both audit and non-audit related services in 2025 is disclosed in note “Note 12: Auditors’ remuneration” to the financial statements.

Item 16D. Exemptions from the Listing Standards for Audit Committees
None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
None.

Item 16F. Change in Registrant’s Certifying Accountant
Not applicable.

Item 16G. Corporate Governance
Not applicable.

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

24	Lloyds Bank plc Annual Report on Form 20-F 2025

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
Whilst the Group did not identify any cyber threats that materially affected its business strategy, results of operations or financial condition in 2025, the Group remains exposed to the risk of cyber threats and future interruptions that could potentially disrupt business operations and materially adversely affect the Group’s performance. The Board continues to invest heavily to protect the Group from cyber-attacks. Investment continues to focus on improving the Group’s approach to identity and access management, data loss prevention, improving capability to detect, respond and recover from cyber-attacks and improved ability to manage vulnerabilities across the estate.
The Board has overall oversight responsibility for the Group’s IT systems and information security risk management and delegates this oversight to the Group Risk Committee (“GRC”). GRC is responsible for ensuring that management has processes in place designed to identify and evaluate information, cyber and security risks that the Group is exposed to, implementing processes and programmes to manage these risks and mitigate related incidents within appetite. The Board Risk Committee (“BRC”) continues to be supported by the IT and Cyber Advisory Forum (“ITCAF”), which is attended by the BRC chair and other Board members. ITCAF dedicates time and attention to reviewing and challenging risks associated with IT infrastructure, IT strategy, IT resilience and cyber risks. Senior management is responsible for identifying, considering and assessing material IT systems and security risks on an ongoing basis, establishing processes to ensure that such potential risk exposures are monitored, putting in place appropriate mitigation measures and maintaining control improvement programmes.
To deal with cybersecurity threats, Lloyds Banking Group has a dedicated Cyber Security function led by a certified CSO with over 14 years of security experience at the UK Government, Bank of England and major financial services institutions at a leadership level. The CSO actively participates in Audit Committee and Board meetings and is responsible for offering updates on information security risks and mitigation strategies to the Board and its subcommittees. Additionally, the CSO chairs a subcommittee comprised of stakeholders including, but not limited to security representatives, risk management, compliance and Group Internal Audit. This subcommittee is focused on information security, to review major policy changes, strategies and key risk mitigations to enhance the governance of the information security strategies and policies.
Part III
Item 17. Financial Statements
See response to Item 18 - “Financial Statements”.

Item 18. Financial Statements
The Consolidated Financial Statements and Notes to the Consolidated Financial Statements, on pages 73 to 137 of the Annual Report 2025 are incorporated herein by reference.

Schedule: Parent company disclosures
(A)    Company income statement

	2025 £m	2024 £m	2023 £m
Net interest income	7,907	8,311	10,526
Net fee and commission income	782	547	914
Dividends received	1,116	1,075	122
Net trading and other operating income	4,040	3,530	2,151
Other income	5,938	5,152	3,187
Total income	13,845	13,463	13,713
Operating expenses	(7,975)	(7,073)	(6,947)
Impairment charge	(301)	(222)	(437)
Profit before tax	5,569	6,168	6,329
Tax expense	(1,352)	(1,271)	(1,669)
Profit for the year	4,217	4,897	4,660

Profit attributable to ordinary shareholders	3,813	4,534	4,326
Profit attributable to other equity holders	404	363	334
Profit for the year	4,217	4,897	4,660

25	Lloyds Bank plc Annual Report on Form 20-F 2025

Part III continued
Schedule: Parent company disclosures continued
(B)    Company balance sheet

	2025 £m	2024 £m
Assets
Cash and balances at central banks	31,917	36,838
Financial assets at fair value through profit or loss	7,270	6,746
Derivative financial instruments	5,841	7,217
Loans and advances to banks	5,600	6,195
Loans and advances to customers	108,497	105,148
Reverse repurchase agreements	43,962	44,143
Debt securities	10,355	9,945
Due from fellow Lloyds Banking Group undertakings	159,728	139,380
Financial assets at amortised cost	328,142	304,811
Financial assets at fair value through other comprehensive income	36,085	30,116
Intangible assets	4,081	4,177
Current tax recoverable	960	2
Deferred tax assets	2,574	3,139
Investment in subsidiary undertakings	32,359	31,664
Retirement benefit assets	1,733	1,827
Other assets	3,135	3,715
Total assets	454,097	430,252
Liabilities
Deposits from banks	2,986	2,965
Customer deposits	282,295	273,511
Repurchase agreements at amortised cost	27,124	15,593
Due to fellow Lloyds Banking Group undertakings	19,717	21,204
Financial liabilities at fair value through profit or loss	8,182	9,653
Derivative financial instruments	7,234	9,376
Debt securities in issue at amortised cost	41,237	34,169
Other liabilities	3,019	3,732
Retirement benefit obligations	48	48
Current tax liabilities	–	891
Provisions	939	736
Subordinated liabilities	7,872	6,686
Total liabilities	400,653	378,564
Equity
Share capital	1,574	1,574
Share premium account	600	600
Other reserves	(1,115)	(1,799)
Retained profits	47,018	45,621
Ordinary shareholders’ equity	48,077	45,996
Other equity instruments	5,367	5,692
Total equity	53,444	51,688
Total equity and liabilities	454,097	430,252

26	Lloyds Bank plc Annual Report on Form 20-F 2025

Part III continued
Schedule: Parent company disclosures continued
(C)    Company statement of changes in equity

	Attributable to ordinary shareholders
	Share capital[1] £m	Share premium[1] £m	Other reserves £m	Retained profits £m	Total £m	Other equity instruments £m	Total £m
At 1 January 2025	1,574	600	(1,799)	45,621	45,996	5,692	51,688
Comprehensive income
Profit for the year	–	–	–	3,813	3,813	404	4,217
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	–	(152)	(152)	–	(152)
Movements in revaluation reserve in respect of FVOCI assets, net of tax:
Debt securities	–	–	78	–	78	–	78
Gains and losses attributable to own credit risk, net of tax	–	–	–	(91)	(91)	–	(91)
Movements in cash flow hedging reserve, net of tax	–	–	610	–	610	–	610
Movements in foreign currency translation reserve, net of tax	–	–	(4)	–	(4)	–	(4)
Total other comprehensive income (loss)	–	–	684	(243)	441	–	441
Total comprehensive income	–	–	684	3,570	4,254	404	4,658
Transactions with owners
Dividends	–	–	–	(2,390)	(2,390)	–	(2,390)
Distributions on other equity instruments	–	–	–	–	–	(404)	(404)
Issue of other equity instruments	–	–	–	(9)	(9)	1,514	1,505
Repurchases and redemptions of other equity instruments	–	–	–	76	76	(1,839)	(1,763)
Capital contributions received	–	–	–	151	151	–	151
Return of capital contributions	–	–	–	(1)	(1)	–	(1)
Total transactions with owners	–	–	–	(2,173)	(2,173)	(729)	(2,902)
At 31 December 2025	1,574	600	(1,115)	47,018	48,077	5,367	53,444
1 Share capital and share premium, previously presented in aggregate, are now shown separately. Comparatives have been represented on a consistent basis.

27	Lloyds Bank plc Annual Report on Form 20-F 2025

Part III continued
Schedule: Parent company disclosures continued
(D)    Company cash flow statement

	2025 £m	2024 £m	2023 £m
Cash flows (used in) provided by operating activities
Profit before tax	5,569	6,168	6,329
Adjustments for:
Change in operating assets	(26,276)	(27,510)	8,782
Change in operating liabilities	20,555	7,961	(15,938)
Non-cash and other items	1,414	1,576	2,422
Tax paid	(3,010)	(98)	(728)
Tax refunded	200	–	–
Net cash (used in) provided by operating activities	(1,548)	(11,903)	867
Cash flows (used in) provided by investing activities
Purchase of financial assets	(19,755)	(10,449)	(10,293)
Proceeds from sale and maturity of financial assets	14,237	7,050	5,286
Purchase of property, plant and equipment	(381)	(284)	(350)
Purchase of other intangible assets	(1,090)	(1,137)	(1,381)
Proceeds from sale of property, plant and equipment	38	27	11
Additional capital injections to subsidiaries	(789)	(1,250)	(350)
Dividends received from subsidiaries	1,116	1,075	122
Distributions on other equity instruments received	241	210	191
Capital repayments and redemptions	–	1,200	–
Net cash used in investing activities	(6,383)	(3,558)	(6,764)
Cash flows used in financing activities
Dividends paid to ordinary shareholders	(2,390)	(3,990)	(4,700)
Distributions on other equity instruments	(404)	(363)	(334)
Return of capital contributions	(1)	(1)	(1)
Interest paid on subordinated liabilities	(554)	(332)	(285)
Proceeds from issue of subordinated liabilities	1,761	386	670
Proceeds from issue of other equity instruments	1,505	1,168	745
Repayment of subordinated liabilities	(533)	–	(92)
Repurchases and redemptions of other equity instruments	(1,763)	(500)	–
Borrowings from parent company	4,611	2,895	1,942
Repayments of borrowings to parent company	(3,206)	(1,280)	(931)
Interest paid on borrowings from parent company	(413)	(200)	(210)
Net cash used in financing activities	(1,387)	(2,217)	(3,196)
Effects of exchange rate changes on cash and cash equivalents	–	–	–
Change in cash and cash equivalents	(9,318)	(17,678)	(9,093)
Cash and cash equivalents at beginning of year	44,018	61,696	70,789
Cash and cash equivalents at end of year	34,700	44,018	61,696
(E)    Interests in subsidiaries
The principal subsidiaries, both of which have prepared accounts to 31 December 2025 and whose results are included in the consolidated accounts of Lloyds Bank plc, are:

Name of subsidiary undertaking	Country of registration/ incorporation	Percentage of equity share capital and voting rights held	Nature of business	Registered office
HBOS plc	Scotland	100%	Holding company	The Mound, Edinburgh EH1 1YZ
Bank of Scotland plc	Scotland	100%*	Banking and financial services	The Mound, Edinburgh EH1 1YZ
*    Indirect interest
The principal area of operation for each of the above subsidiaries is the United Kingdom.

28	Lloyds Bank plc Annual Report on Form 20-F 2025

Part III continued
Report of independent registered public accounting firm
To the shareholders and the Board of Directors of Lloyds Bank plc
Opinion on the financial statements
We have audited the accompanying consolidated balance sheets of Lloyds Bank plc and subsidiaries (the 'Group') as at 31 December 2025 and 2024, the related consolidated income statements, consolidated statements of comprehensive income, statements of changes in equity, and cash flow statements, for each of the three years in the period ended 31 December 2025, and the related notes, the disclosures marked as ‘Audited’ within Item 5 in the Operating and Financial Review and Prospects section on pages 12 to 13 and the schedule included in Item 18, all included in the Annual Report on Form 20-F (collectively referred to as the ‘financial statements’). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as at 31 December 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (‘IASB’).
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
Expected credit losses
Impairment of loans and advances
Refer to notes 2, 13, 18, 19 and 36 in the financial statements
Critical Audit Matter description
The Group has recognised £3.2 billion of expected credit losses (‘ECL’) as at 31 December 2025. The valuation and allocation of ECL consists of a number of assumptions that are inherently uncertain and require a high degree of complex and subjective auditor judgement, specialised skills and knowledge, and complex impairment modelling. The increasing economic uncertainty resulting from geopolitical risks and the impact of changes in the US trade tariff rates has further heightened the levels of judgement required, especially in the development of the base case economic scenario and alternative economic scenarios.
The key areas we identified as having the most significant level of management judgement were in respect of:
•Multiple economic scenarios;
•Collectively assessed ECL;
•Individually assessed ECL; and
•ECL model adjustments.
Multiple economic scenarios
The Group’s economics team develops the future economic scenarios by developing a base case forecast based on a set of conditioning assumptions, with the three outer economic scenarios (upside, downside and severe downside) derived using a Monte Carlo simulation around the base case. The modelled severe downside scenario is then adjusted to capture supply-side risks not contemplated by the Monte Carlo model. The upside, the base case and the downside scenarios are weighted at a 30% probability and the severe downside at a 10% probability. The development of the base case scenario, including the conditioning assumptions, is inherently highly complex and requires significant judgement.
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
The key judgements and estimates in determining the collectively assessed ECL include:
•modelling approach, model assumptions and judgements, and selection of modelling data;
•credit risk ratings for the Commercial Banking division, which are performed on a counterparty basis for larger exposures by a credit officer; and
•the appropriate allocation of assets into the correct staging taking into account any significant deterioration in credit risk since inception of the loan.

29	Lloyds Bank plc Annual Report on Form 20-F 2025

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

30	Lloyds Bank plc Annual Report on Form 20-F 2025

Part III continued
Regulatory and legal provisions
Provisions
Refer to notes 2 and 26 in the financial statements
Critical Audit Matter description
The Group operates in an environment where it is subject to regulatory investigations, litigation and customer remediation including allegations of fraud and misconduct. The Group recognised an additional £800 million provision in the year following the FCA’s announcement in October 2025 that it intends to implement a motor finance commission redress scheme. As at 31 December 2025, the total motor commission review provision is £1,950 million.
Significant judgement and estimation is required by the Group to assess the best estimate to settle the obligation in respect of motor finance commission arrangements based on the information available to the Group, under IAS 37 Provisions, Contingent Liabilities and Contingent Assets as:
•the final redress scheme is not expected to be published by the Financial Conduct Authority (‘FCA’) until March 2026;
•there are uncertainties over the likely response rate and cost of delivery; and
•the related disclosures must accurately reflect this.
How the Critical Audit Matter was addressed in the audit
We performed the following audit procedures:
•tested the Group’s controls over the completeness of provisions, the review of the assessment of the provision and contingent liability disclosures against the requirements of IAS 37, the review of the appropriateness of judgements used to determine a best estimate and the completeness and accuracy of data used in the process;
•tested the governance control operating over the assumptions used in the motor finance commission provision model including agreement to previous redress experience where applicable;
•inspected information, both supportive and contradictory, including the decision made by the Supreme Court in August 2025, the FCA’s redress proposal in CP25/27 and the view of independent analysts, to determine whether management’s approach was reasonable;
•worked with our internal modelling specialists to independently recalculate the likely cost of redress under the FCA’s proposal;
•tested the methodology and assumptions applied to determine the provision;
•evaluated the mathematical accuracy of the model including the completeness and accuracy of data used in the model;
•inspected correspondence and, where appropriate, made direct inquiry with the Group’s regulators and internal and external legal counsel;
•verified and evaluated whether the methodology, data, significant judgements and assumptions and calculations used in the valuation of the provisions are appropriate in the context of the applicable financial reporting framework; and
•evaluated the assessment of the provision and that the contingent liability disclosures appropriately reflect the facts and key sources of estimation uncertainty, the associated probabilities and potential outcomes in accordance with IAS 37.
Defined benefit obligations
Retirement benefit obligations
Refer to notes 2 and 11 in the financial statements.
Critical Audit Matter description
The Group operates a number of defined benefit retirement schemes, the obligations for which totalled £26.6 billion as at 31 December 2025. Their valuation is determined with reference to key actuarial assumptions including mortality assumptions, discount rates and inflation rates. Due to the size of these schemes, small changes in these assumptions can have a material impact on the value of the defined benefit obligation and therefore, the determination of these assumptions requires significant auditor judgement.
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

/s/ Deloitte LLP
London, United Kingdom
26 February 2026

We have served as the Group’s auditor since 2021.

31	Lloyds Bank plc Annual Report on Form 20-F 2025

Part III continued
Item 19. Exhibits
A.    Annual Report
The following pages from the Annual Report 2025 (see Exhibit 15.1) are incorporated by reference into this Annual Report on Form 20-F. The content of websites and other sources, reports and materials referenced on these pages are not incorporated by reference into this Annual Report on Form 20-F.

			Pages in the Annual Report 2025
Annual Report on Form 20-F section		Section in the Annual Report 2025	From	To
Part 1	Item 4.	Consolidated income statement	73
		Note 4: Segmental analysis	88	91
Part 1	Item 5.	Note 1: Basis of preparation	80
		Note 3: Critical accounting judgements and key sources of estimation uncertainty	88
		Note 4: Segmental analysis	88	91
		Note 17: Derivative financial instruments	115	117
		Consolidated income statement	73
		Business review	1	2
		Consolidated balance sheet	75
		Capital risk	22	26
		Risk management	17	62
Part 1	Item 6.	Corporate Governance Statement	12	13
Part 1	Item 7.	Note 32: Related party transactions	131	132
Part 1	Item 8.	Consolidated Financial Statements and Notes to the Consolidated Financial Statements	73	137
		Note 26: Provisions	127	128
		Note 33: Contingent liabilities, commitments and guarantees	132	133
Part 1	Item 11.	Credit risk	30	49
		Market risk	55	59
		Note 36: Financial risk management	136
Part 2	Item 16C.	Note 12: Auditors’ remuneration	102	103
Part 3	Item 18.	Consolidated Financial Statements and Notes to the Consolidated Financial Statements	73	137

B.    The 6-K Risk Factors
The following pages from the Form 6-K filed 29 January 2026 (see Exhibit 15.2) are incorporated by reference into this Annual Report on Form 20-F. The content of websites and other sources, reports and materials referenced on these pages are not incorporated by reference into this Annual Report on Form 20-F.

			Pages in the Form 6-K filed 29 January 2026
Annual Report on Form 20-F section		Section in the Form 6-K filed 29 January 2026	From	To
Part 1	Item 3.	Risk Factors	1	22
Part 1	Item 4.	Regulatory and Legal Risks - Lloyds Bank Group faces risks associated with its compliance with a wide range of laws and regulations	10
		Regulatory and Legal Risks - Lloyds Banking Group, including Lloyds Bank Group, is subject to resolution planning requirements, which could have an adverse impact on Lloyds Bank Group’s business	13

32	Lloyds Bank plc Annual Report on Form 20-F 2025

Part III continued
C.    Exhibits

1	Articles of association of the Bank[4]
2	Neither the Bank nor any subsidiary is party to any single long-term debt instrument pursuant to which a total amount of securities exceeding 10% of the Lloyds Bank Group’s total assets (on a consolidated basis) is authorised to be issued. The Bank hereby agrees to furnish to the SEC, upon its request, a copy of any instrument defining the rights of holders of its long-term debt or the rights of holders of the long-term debt issued by it or any subsidiary for which consolidated or unconsolidated financial statements are required to be filed with the SEC.
4	(b)	(i)	Letter of appointment dated 17 April 2018 between Lloyds Banking Group plc and Amanda Mackenzie[1]
		(ii)	Supplementary letter dated 3 September 2018 to the letter of appointment dated 17 April 2018 between Lloyds Banking Group plc and Amanda Mackenzie[1]
		(iii)	Letter of appointment dated 19 March 2018 between Lloyds Banking Group plc and Brendan Gilligan[1]
		(iv)	Letter of appointment dated 19 March 2018 between Lloyds Banking Group plc and Nigel Hinshelwood[1]
		(v)	Letter of appointment dated 26 April 2018 between Lloyds Banking Group plc and Sarah Bentley[1]
		(vi)	Service agreement dated 15 March 2019 between the Bank and William Chalmers[2]
		(vii)	Addendum to the service agreement dated 15 March 2019 between the Bank and William Chalmers[3]
		(viii)	Deed of variation of contract dated 22 June 2020 to the service agreement dated 15 March 2019 between the Bank and William Chalmers[3]
		(ix)	Letter to William Chalmers regarding his deputisation allowance and increased fixed share award for the period he assumed the acting Group Chief Executive role[4]
		(x)	Letter of appointment dated 21 October 2019 between Lloyds Banking Group plc and Sarah Legg[2]
		(xi)	Supplementary letter dated 31 October 2019 to the letter of appointment dated 21 October 2019 between Lloyds Banking Group plc and Sarah Legg[2]
		(xii)	Letter of Appointment dated 22 October 2019 between Lloyds Banking Group plc and Catherine Woods[2]
		(xiii)	Supplementary letter dated 31 October 2019 to the letter of appointment dated 22 October 2019 between Lloyds Banking Group plc and Catherine Woods[2]
		(xiv)	Letter of appointment dated 4 July 2020 between Lloyds Banking Group plc and Robin Budenberg[3]
		(xv)	Service agreement dated 29 November 2020 between the Bank and Charlie Nunn[4]
		(xvi)	Addendum to the service agreement dated 29 November 2020 between the Bank and Charlie Nunn[4]
		(xvii)	Letter of appointment dated 5 October 2021 between Lloyds Banking Group plc and Harmeen Mehta[4]
		(xviii)	Letter of appointment dated 26 July 2022 between Lloyds Banking Group plc and Scott Wheway[5]
		(xix)	Supplementary letter dated 13 September 2022 to the letter of appointment dated 26 July 2022 between Lloyds Banking Group plc and Scott Wheway[5]
		(xx)	Letter of appointment dated 11 October 2022 between Lloyds Banking Group plc and Cathy Turner[5]
		(xxi)	Letter of appointment dated 29 July 2024 between Lloyds Banking Group plc and Nathan Bostock[6]
		(xxii)	Letter of appointment dated 11 June 2025 between the Company and Chris Vogelzang
11.1	Dealing Policy for Directors, GEC Members and GEC Attendees
11.2	Code of Ethics and Responsibility[6]
12.1	Certification of Charlie Nunn filed pursuant to 17 CFR 240.13a-14(a) and 15 U.S.C. 7241
12.2	Certification of William Chalmers filed pursuant to 17 CFR 240.13a-14(a) and 15 U.S.C. 7241
13.1	Certification of Charlie Nunn and William Chalmers furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350
15.1	The Annual Report 2025[7]
15.2	The 6-K Risk Factors[8]
15.3	Consent of Deloitte LLP
97	Lloyds Bank plc’s Performance Adjustment Policy[9]
101	Interactive Data File
104	Cover Page Interactive Data File

[1]	Previously filed with the SEC on the Bank’s Form 20-F filed 31 July 2019.
[2]	Previously filed with the SEC on the Bank’s Form 20-F filed 24 March 2020.
[3]	Previously filed with the SEC on the Bank’s Form 20-F filed 11 March 2021.
[4]	Previously filed with the SEC on the Bank’s Form 20-F filed 8 March 2022.
[5]	Previously filed with the SEC on the Bank’s Form 20-F filed 7 March 2023.
[6]	Previously filed with the SEC on the Bank’s Form 20-F filed 27 February 2025.
[7]	Filed together with this Annual Report on Form 20-F. Certain of the information included within Exhibit 15.1, which is provided pursuant to Rule 12b-23(a)(3) of the Exchange Act, is incorporated by reference in this Annual Report on Form 20-F, as specified elsewhere in this Annual Report on Form 20-F. With the exception of the items and pages so specified, Exhibit 15.1 is not deemed to be filed as part of this Annual Report on Form 20-F.
[8]	Previously filed with the SEC on the Bank’s Form 6-K filed 29 January 2026.
[9]	Previously filed with the SEC on the Bank’s Form 20-F filed 29 February 2024.

33	Lloyds Bank plc Annual Report on Form 20-F 2025

Signature
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Lloyds Bank plc
By:	/s/ William Chalmers

Name:	William Chalmers
Title:	Chief Financial Officer
Dated:	26 February 2026

34	Lloyds Bank plc Annual Report on Form 20-F 2025